Form 20-F
period 2012-12-31
ING GROEP NV
filed 2013-03-22
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14642

ING GROEP N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

(Address of principal executive offices)

Hans van Barneveld

Telephone: +31 20 541 8510

E-mail: Hans.van.Barneveld@ing.com

Bijlmerplein 888

1102 MG Amsterdam

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

Ordinary Shares, nominal value EUR 0.24 per Ordinary Share	3,831,560,513
Bearer Depositary receipts in respect of Ordinary Shares	3,830,982,228

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*  ☐ Yes  ☐ No

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

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.” and “ING Groep” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “ING Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.‘s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively. References to “Executive Board” or “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V.

ING presents its consolidated financial statements in Euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.2988, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 1 March 2013.

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

The published 2012 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 “Financial Instruments” (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. However, IFRS 9 is only effective as of 2015 and ING has not early adopted IFRS 9 under IFRS-IASB.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.

Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU.

A reconciliation between IFRS-EU and IFRS-IASB is included in Note 2.1 to the consolidated financial statements entitled Basis of preparation.

Effective 4 March 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to U.S. GAAP.

Certain amounts set forth herein may not sum due to rounding.

Although certain references are made to information available on ING’s website, no materials from ING’s website or any other source are incorporated by reference into this Annual Report, except as specifically stated herein.

ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance (‘Asia’) and ING’s pension life insurance and investment management activities in Latin America (‘Latin America’), are classified as discontinued operations (for more information, see “Item 4. Information on the Company – Changes in the Composition of the Group”). These transactions qualify under IFRS as a discontinued operations. The results of the discontinued operations for the year and for comparative years are presented separately from continuing operations in the profit and loss account.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company”, “Dividends”, “Operating and Financial Review and Prospects”, “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Actual results, performance or events may differ materially from those expressed or implied in such statements due to, without limitation,

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

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor, customer and policyholder behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	ING’s ability to achieve projected operational synergies, and

•	the other risks and uncertainties detailed in “Item 3. Key Information – Risk Factors” in ING’s Annual Report on Form 20-F for the year ended 31 December 2012.

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

	Year ended 31 December,
	2012	2012	2011(4)	2010(4)	2009(4)	2008(4)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data

Income from banking operations:
Interest income	79,613	61,297	66,181	69,687	79,850	98,201
Interest expense	64,069	49,329	52,724	56,271	67,475	87,118

Net interest result	15,544	11,968	13,457	13,417	12,375	11,082
Commission income	2,770	2,133	2,496	2,633	2,660	2,820
Investment and Other income	1,487	1,145	576	1,090	-3,546	-5,950

Total income from banking operations	19,802	15,246	16,528	17,139	11,489	7,952

Income from insurance operations:
Premium income	26,336	20,277	20,279	21,280	23,595	31,631
Commission income	1,825	1,405	1,421	1,384	1,348	1,458
Investment and Other income	6,503	5,007	7,433	5,371	1,513	6,053

Total income from insurance operations	34,664	26,689	29,133	28,035	26,456	39,142

Total income (2)	54,274	41,788	45,309	44,838	37,609	46,803

Total expenditure from banking operations	15,545	11,969	11,881	11,904	13,134	11,556
Total expenditure from insurance operations	34,973	26,927	29,741	30,217	28,181	40,424

Total expenditure (2) (3)	50,326	38,748	41,271	41,785	40,979	51,689

Result before tax from banking operations	4,256	3,277	4,647	5,235	-1,645	-3,604
Result before tax from insurance operations	-309	-238	-608	-2,182	-1,386	-1,282

Result before tax	3,948	3,040	4,038	3,053	-3,030	-4,886
Taxation	751	578	890	994	-844	-1,608
Result from discontinued operations (4)	1,177	906	1,679	414	572	-406
Minority interests	142	109	87	106	-121	-52

Net result	4,233	3,259	4,740	2,367	-1,494	-3,632

Dividend on Ordinary Shares						1,500
Addition to shareholders’ equity	4,233	3,259	4,740	2,367	-1,755	-5,557
Coupon payable on non-voting equity securities (5)					259	425
Net result attributable to equity holders of the Company					-935	-729
Basic earnings per share (6)	0.90	0.69	0.85	0.51	-0.78	-1.36
Diluted earnings per share (6)	0.90	0.69	0.85	0.51	-0.78	-1.36
Dividend per Ordinary Share (6)						0.74
Interim Dividend						0.74
Final Dividend
Number of Ordinary Shares outstanding (in millions)	3,801.4	3,801.4	3,782.3	3,780.3	3,784.5	2,059.5
Dividend pay-out ratio (7)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

	Year ended 31 December,
	2012	2012	2011(4)	2010(4)	2009(4)	2008(4)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,509.3	1,162.1	1,273.6	1,242.7	1,159.8	1,328,6
Investments:
Banking	104.9	80.8	83.8	110.9	105.5	148.8
Insurance	154.9	119.3	133.6	123.3	106.6	109.5

Total	259.9	200.1	217.4	234.2	212.1	258.3
Loans and advances to customers	723.3	556.9	596.9	608.9	575.3	616.8
Insurance and investment contracts:
Life	277.7	213.8	262.1	255.5	226.2	214.3
Non-life	4.5	3.5	3.5	3.6	3.5	6.8
Investment contracts	16.4	12.6	13.2	12.0	11.3	21.1

Total	298.7	230.0	278.8	271.1	241.0	242.2
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	360.8	277.8	291.5	324.6	304.1	274.3
Other deposits and bank funds	230.1	177.2	176.0	186.8	165.4	248.5

Total	591.0	455.0	467.5	511.4	469.5	522.8
Amounts due to banks	50.3	38.7	72.2	72.9	84.2	152.3
Shareholders’ equity	64.3	49.5	42.5	37.7	30.9	14.9
Non-voting equity securities	3.0	2.3	3.0	5.0	5.0	10.0
Shareholders’ equity per Ordinary Share (6)	16.91	13.02	11.22	9.98	8.17	7.37
Share capital in number of shares (in millions)	3,831.6	3,831.6	3,831.6	3,831.6	3,831.6	2,063.1

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $1.2988 to EUR 1.00, the noon buying rate in New York City on 1 March 2013 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1 to the consolidated financial statements.
(3)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5 Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
(4)	The results of Insurance/IM Asia and Insurance Latin America have been transferred to “Result from discontinued operations”. For details on Discontinued operations, see Note 26 of Note 2.1 to the consolidated financial statements.
(5)	For details of the agreements with the Dutch State, see Note 34 of Note 2.1 to the consolidated financial statements
(6)	Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary Shares outstanding and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The rights issue, which was finalized on 15 December 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares, see Note 50 of Note 2.1 to the consolidated financial statements. The effect of dilutive securities is adjusted as well.
(7)	The dividend pay-out ratio is based on net result attributed to equity holders of the Company.

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

	U.S. dollars per euro
Calendar Period	Period End(1)	Average Rate(2)	High	Low

2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.
(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low

September 2012	1.3142	1.2566
October 2012	1.3133	1.2876
November 2012	1.3010	1.2715
December 2012	1.3260	1.2930
January 2013	1.3584	1.3047
February 2013	1.3692	1.3054

The Noon Buying Rate for euros on 31 December 2012 was EUR 1.00 = U.S. $ 1.3186 and the Noon Buying Rate for euros on 1 March 2013 was EUR 1.00 = U.S. $ 1.2988.

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

RISKS RELATED TO FINANCIAL CONDITIONS, MARKET ENVIRONMENT AND GENERAL ECONOMIC TRENDS

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

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments, and lower consumer spending, the demand for banking and insurance products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels, we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also ‘—Interest rate volatility and other interest rate changes may adversely affect our profitability’, ‘—Continued turbulence and volatility in the financial markets and the economy generally have adversely affected and may continue to affect our business and results of operations’, and ‘—Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending’ below.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

•	the unlocking of deferred acquisition costs (‘DAC’) impacting earnings;

•	reserve inadequacies which could ultimately be realised through profit and loss and shareholders’ equity;

•	the write-down of tax assets impacting net results;

•	impairment expenses related to goodwill and other intangible assets, impacting net results;

•	movements in risk weighted assets for the determination of required capital;

•	changes in credit valuation adjustments and debt valuation adjustments; and/or

•	additional costs related to maintenance of higher liquidity buffers.

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. See ‘—Continued turbulence and volatility in the financial markets and the economy generally have adversely affected and may continue to affect our business and results of operations’ below.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.

The capital and credit markets have been experiencing extreme volatility and disruption since the second half of 2008. Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support or grow our businesses.

We need liquidity in our day-to-day business activities to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding are deposit funds, insurance premiums, annuity considerations and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of funding in normal markets may also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium-and long-term debt, subordinated debt securities, capital securities and stockholders’ equity.

In the event current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favourable terms, or at all. Any actions we might take to access financing may cause rating agencies to re-evaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets, such as that experienced over the past few years, including in relation to the ongoing European sovereign debt crisis, may also limit our access to capital required to operate our business. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (i) delay raising capital, (ii) reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.

In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments nationalised companies or parts thereof. The measures adopted in the Netherlands include both liquidity provision and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on 10 October 2009, and the Credit Guarantee Scheme of the Netherlands expired on 31 December 2010. Our participation in these measures has resulted in certain material restrictions on us, including those required by the European Commission (‘EC’) as part of our Restructuring Plan. See ‘Risks Related to the Restructuring Plan — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions’, ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’. The Restructuring Plan, as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.

We are subject to the jurisdiction of a variety of banking and insurance regulatory bodies, some of which have proposed regulatory changes in the recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity, resulting in inefficiencies in the cost of managing our liquidity, and hinder our efforts to integrate our balance sheet, which is an essential element of our Restructuring Plan.

The default of a major market participant could disrupt the markets.

Within the financial services industry the severe distress or default of any one institution (including sovereigns) could lead to defaults or severe distress by other institutions. Such distress or defaults could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contractual counterparties. Concerns about the credit worthiness of a sovereign or financial institution (or a default by any such entity) could lead to significant liquidity and/or solvency problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a sovereign or a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics that may be more severe or difficult to predict as a result of variable climate conditions, as well as man-made disasters and core infrastructure failures such as acts of terrorism, military actions, power grid and telephone/internet infrastructure failures and political and social unrest. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and cannot always be adequately reserved for. Furthermore, we are subject to actuarial and underwriting risks such as, for instance, mortality, longevity, morbidity, and adverse claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modelling of natural catastrophes is performed and risk mitigation measures are taken. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net results may be adversely affected. Furthermore, claims resulting from a catastrophic event could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, and as discussed further below under ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment— Operational risks are inherent in our business’, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, our financial condition could be adversely affected.

We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business.

We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, anti-money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, and marketing and sales practices, remuneration policies and our own internal governance practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time and in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, regulators and other supervisory authorities in the EU, the U.S. and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation, crisis and contingency management, bank levies and financial reporting, among others. Additionally, governmental and regulatory authorities in the Netherlands as well as in a multitude of jurisdictions continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions). In December 2012, EU leaders agreed on setting up a Single Supervisory Mechanism (‘SSM’), a mechanism composed of national competent authorities and the European Central Bank (‘ECB’), as part of the prospective EU banking union. In the SSM, it is expected that the ECB will assume direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. The SSM is envisaged to take effect by 1 March 2014 or one year after the Regulation has entered into force and is designed for countries within the Eurozone, with the possibility of non-Eurozone member states to participate by means of close cooperation. While it is at this stage difficult to identify what the exact impact will be on ING Bank and ING Group, it is expected that the SSM will have a significant impact on the way ING’s banking operations are supervised in Europe.

Furthermore, we are subject to different tax regulations in each of the jurisdictions where we conduct business. Changes in tax laws could increase our taxes and our effective tax rates. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities which could have a material adverse effect on our business, results of operations and financial condition. One such change relates to the current debate in the U.S. over corporate tax reform and corporate tax rates.

We cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business.

We expect the scope and extent of regulation in the jurisdictions in which we conduct our business, as well as regulatory oversight and supervision, to generally continue to increase. Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, either because they are subject to multiple interpretations or under development, or where they may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings, resulting in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in the suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.

Basel III

In December 2010, the Basel Committee on Banking Supervision (‘Basel Committee’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The Basel Committee’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, potentially including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures have begun in 2012 and full implementation is targeted for 2019. ING Bank was designated by the Basel Committee and FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, in November 2011 and November 2012, and by Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI in November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and on-going discussions within the regulatory environment revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013. It remains to be seen whether further amendments to the 2010 framework and standards will be made by the Basel Committee in the coming years.

For European banks, these requirements will be implemented through the Capital Requirements Directive (‘CRD’) IV, which might deviate in its final state from the original Basel III requirements. While the full impact of the Basel III rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. Further, the International Accounting Standards Board (‘IASB’) has issued and proposed certain amendments to several IFRS standards during the course of 2012, which changes could also have a material impact on our reported results and financial condition.

Solvency II

The European Council has agreed upon a full scale revision of the solvency framework and prudential regime applicable to insurance and reinsurance companies known as ‘Solvency II’, which was adopted on 25 November 2009 (Directive 2009/138/EG). A key aspect of Solvency II is the closer alignment of the assessment of risks and capital requirements with economic capital methodologies. Under the Solvency II regime, insurance companies may be permitted to make use of an internal economic capital model as a basis for calculation of their capital needs and solvency position (in the Netherlands, such a model (including ING’s model) has to be approved by the DNB).

The final text of the Level I Framework Directive includes rules regarding, among other things, own funds, capital requirements, investments and group supervision. Following adoption of this Level I Framework Directive, the European Commission and European Insurance and Occupational Pensions Authority (‘EIOPA’), formerly CEIOPS, have initiated the development of detailed rules following the Lamfalussy process. Under this process, Directives related to financial institutions are developed on the basis of a four level approach intended to complement the principles of the Directive Level 2 measures will be issued by the European Commission (delegated acts and/or implementing technical standards proposed by EIOPA) and Level 3 guidance will be issued by EIOPA.

Solvency II, if implemented, will effect a full revision of the insurance industry’s solvency framework and prudential regime and will impose group level supervision mechanisms. Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the ‘Omnibus II Directive’ proposal, which, once approved, will amend certain aspects of the original Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Solvency II Directive, referred to as ‘implementing measures’. The implementing measures are not currently expected to be finalised until the Omnibus II Directive has entered into force and the implementation date of Solvency II by member states of the European Economic Area (‘EEA’) has been postponed from 31 October 2012 to 30 June 2013, and the application date by companies to 1 January 2014. There is significant uncertainty regarding the timeline and final outcome of this process and we are unable to predict precisely how the regulations resulting from such initiatives and proposals could affect the insurance industry generally or our results of operations, financial condition and liquidity in particular.

Significant efforts towards establishing a more cohesive and streamlined European supervisory framework, including the establishment of the European Systemic Risk Board and the EIOPA, may also affect the Group’s operations.

EU Insurance Guarantee Scheme

In July 2010, the European Commission released a white paper detailing the need to establish minimum levels of protection for consumers of life and non-life insurance products in the event that insurance companies in the European Union with which they do business were to become insolvent. Though the mechanisms for providing any such protections remain under review by the European Commission, the European Parliament and the member states, the European Commission may currently be considering providing this protection by (i) mandating the creation of (or harmonisation of existing) national level insurance guarantee schemes and/or (ii) implementing an EU-wide insurance guarantee scheme, which such scheme(s) may require significant prefunding by insurance companies. As of 31 December 2012 no legislative proposal has been made at the EU level. However, the implementation of an insurance guarantee scheme requiring significant levels of prefunding (or, in the event that prefunding is not required, the occurrence of circumstances requiring the commencement of event-driven contributions) may have a material and adverse impact on the liquidity, financial condition and operations of companies engaged in the insurance business, including us.

Dodd-Frank Act

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) was signed into law in the United States. The Dodd-Frank Act has imposed comprehensive changes to the regulation of financial services in the United States and has implications for non-U.S. financial institutions with a U.S. presence, such as ING. Dodd-Frank directs existing and newly-created government agencies and bodies to promulgate regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rulemaking process is well underway, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. We cannot predict with certainty how Dodd-Frank and such regulations will affect the financial markets generally, impact the Group’s business, credit or financial strength ratings, results of operations, cash flows or financial condition or advise or require the Group to raise additional capital. Key aspects of Dodd-Frank that we have identified to date as possibly having an impact on the Group include:

•

The Financial Stability Oversight Council (‘FSOC’) may designate the Group as a nonbank financial company whose material financial distress, or whose nature, scope, size, scale, concentration, interconnectedness or mix of activities, could pose a threat to the financial stability of the United States. In such an instance, the Group would become subject to the oversight of the Board of Governors of the Federal Reserve System (‘Federal Reserve’). If the Group becomes subject to such examination, enforcement and supervisory authority of the Federal Reserve, the Federal Reserve would have authority to impose capital requirements on the Group and its subsidiaries. The Group cannot predict what capital regulations the Federal Reserve will promulgate under these authorisations, either generally or as applicable to organisations with the Group’s operations, nor can management predict how the Federal Reserve will exercise potential general supervisory authority over the Group as to its business practices or those of its subsidiaries. If designated as systemically important by the FSOC, the Group would become subject to a comprehensive system of stricter prudential standards, including stricter requirements and limitations relating to risk-based capital, leverage, liquidity and credit exposure, as well as overall risk management requirements, management interlock prohibitions and a requirement to maintain a plan for rapid and orderly dissolution in the event of severe financial distress. The Group may become subject to stress tests to be promulgated by the Federal Reserve in consultation with the Federal Insurance Office (discussed below) to determine whether, on a consolidated basis, the Group has the capital necessary to absorb losses as a result of adverse economic conditions. We cannot predict how the stress tests will be designed or conducted or whether the results thereof will cause the Group to alter its business practices or affect the perceptions of regulators, rating agencies, customers, counterparties or investors about the Group’s financial strength. The FSOC may also recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices that the Group and other insurers or other financial services companies engage in.

•

Title II of Dodd-Frank provides that a financial company, such as us, may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation (‘FDIC’) as receiver, upon a determination that the company is in default or in danger of default and presents a systemic risk to U.S. financial stability. We cannot predict how ratings agencies or creditors of us or our subsidiaries will evaluate this potential risk or whether it will impact our financing or hedging costs.

•

Title VII of Dodd-Frank creates a new framework for regulation of the over-the-counter derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. New margin and capital requirements on market participants contained in final regulations adopted by the U.S. Commodity Futures Trading Commission (‘CFTC’) could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of risks we do not hedge.

•

Under Title VII of the Dodd-Frank Act, the CFTC has promulgated requirements for recordkeeping and reporting of swap transactions to swap data repositories. The rules require swap counterparties and underlying reference entities to be identified by a legal entity identifier (‘LEI’). Recognizing that the rules will come into effect prior to the availability of global LEIs, the CFTC has mandated the use of interim entity identifiers called CFTC Interim Compliant Identifier (‘CICI’). In the event that we are unable to obtain a CICI and implement it into our system we may be limited in our ability to engage in hedging transactions.

•

Pursuant to requirements of the Dodd-Frank Act, the SEC and CFTC are currently considering whether stable value contracts should be regulated as ‘swap’ derivative contracts. In the event that stable value contracts become subject to such regulation, certain aspects of our business could be adversely impacted, including issuance of stable value contracts and management of assets pursuant to stable value mandates.

•

Dodd-Frank established the Federal Insurance Office (‘FIO’) within the United States Department of the Treasury (‘Treasury Department’) to be headed by a director appointed by the Secretary of the Treasury Department. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance (other than health insurance), including participating in the FSOC’s decisions regarding insurers (potentially including the Group and its subsidiaries), to be designated for stricter regulation. The FIO may recommend enhanced regulations to state insurance regulatory bodies.

•

Dodd-Frank also established the Consumer Financial Protection Bureau (‘CFPB’) as an independent agency within the Federal Reserve to regulate consumer financial products and services offered primarily for personal, family or household purposes. The CFPB will have significant authority to implement and enforce federal consumer financial laws, including the new protections established under Dodd-Frank, as well as the authority to identify and prohibit unfair and deceptive acts and practices. In addition, the CFPB will have broad supervisory, examination and enforcement authority over certain consumer products, such as mortgage lending. Insurance products and services are not within the CFPB’s general jurisdiction, and broker-dealers and investment advisers are not subject to the CFPB’s jurisdiction when acting in their registered capacity.

•

Dodd-Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorise the SEC to impose on broker-dealers fiduciary duties to their customers, as applies to investment advisers under existing law, which new standard could potentially expose certain of ING’s U.S. broker-dealers to increased risk of SEC enforcement actions and liability. The SEC staff released a study on this issue.

•	Dodd-Frank could result in various ex-post assessments being imposed on us, the costs of which we are unable to estimate at this time.

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

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (‘FATCA’), U.S. federal tax legislation passed in 2010, a 30% withholding tax will be imposed on ‘withholdable payments’ made to non-U.S. financial institutions (including non-U.S. investment funds and certain other non-U.S. financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, ‘U.S. accountholders’) to the U.S. Internal Revenue Service (‘IRS’). For non-U.S. financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a U.S. person or would otherwise be entitled to an exemption from U.S. federal withholding tax. ‘Withholdable payments’ generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. Furthermore, FATCA may also impose withholding on non-U.S. source payments by non-U.S. financial institutions that comply with FATCA to non-U.S. financial institutions that fail to comply with FATCA. This withholding will take effect on a ‘phased’ schedule, starting in January 2014 with withholding on non-U.S. source payments by non-U.S. financial institutions to start no earlier than January 2017. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as ‘accounts’ and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.

Some countries have entered into, and other countries are expected to enter into, agreements (‘intergovernmental agreements’ or ‘IGAs’) with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their U.S. accountholders to the taxing authorities of those countries, who will then pass the information to the IRS.

The Group closely monitors all present and new legislation that is or will be applicable for its organisation, and is currently investigating all implications of FATCA and legislation of countries that have entered into IGAs. While investigating these implications, the Group is and will be in close contact with all of its stakeholders, including its peers and financial industry representative organisations.

The Group intends to take all necessary steps to comply with FATCA (including entering into such agreements with the U.S. tax authorities as may be required), in accordance with the timeframe set by the U.S. tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, entering into agreements with the IRS compliance with the terms of such agreements and with FATCA any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group’s compliance costs. Because legislation and regulations implementing FATCA and the IGAs remain under development, the future impact of this law on the Group is uncertain.

Dutch Intervention Act

In June 2012, the ‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Intervention Act mainly amends the Dutch Financial Supervision Act and the Dutch Insolvency Act and allows Dutch authorities to take certain actions when banks and insurers fail and cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of the overall financial system. It is composed of two categories of measures. The first category includes measures related to the timely and efficient liquidation of failing banks and insurers and would give the DNB the power to transfer customer deposits (only in the case of banks), assets and/or liabilities other than deposits and issued shares of an entity to third parties or to a bridge bank if the DNB deems that, in respect of the relevant bank or insurance company, there are signs of an adverse development with respect to its funds, solvency, liquidity or technical provisions and it can be reasonably foreseen that such development will not be sufficiently or timely reversed. The DNB would also be granted the power to influence the internal decision-making of failing institutions through the appointment of an ‘undisclosed administrator’. The second category includes measures intended to safeguard the stability of the financial system as a whole and grants the authority to the Minister of Finance to take immediate measures or proceed to expropriation of assets of or shares in the capital of failing financial institutions. For example, on 1 February 2013, the Dutch State nationalised the SNS Reaal bank and insurance group (‘SNS Reaal’) by expropriating shares, core tier 1 securities and other subordinated debts issued by SNS Reaal. The Dutch Ministry of Finance has stated that it will impose in 2014 an aggregate EUR 1 billion one-time levy on Dutch banks, including ING Bank, to share the costs of the SNS Reaal nationalisation. Based on the currently available information, this is estimated to result in a charge of EUR 300-350 million for us. Currently, there is a debate in the Netherlands on the effectiveness of the legal regime, which may result in an implementation of more onerous legislation and/or regulations. The future form, amount and timing of the levy, and its future impact on us, our operations and our financial position, remain unclear.

The Intervention Act also includes measures that limit the ability of counterparties to exercise their rights after any of the measures mentioned above has been put into place, with certain exceptions. Also in June 2012, the European Commission published a proposal for a Directive establishing a framework for the recovery and resolution of credit institutions and investment firms (‘Recovery and Resolution Directive’), which includes, among other things, the obligation for institutions to draw up a recovery plan and the obligation for resolution authorities in the member states to draw up a resolution plan, early intervention measures and a European System of financing arrangements.

A few provisions of the Intervention Act, including the provision with respect to the future financing of the deposit guarantee and the investor compensation scheme, have not yet come into force and there are certain differences between the provisions of the Intervention Act and the Recovery and Resolution Directive proposal, which may further bring out future changes in the law. We are unable to predict what specific effects the

Intervention Act and the future adoption of the Recovery and Resolution Directive may have on the financial system generally, our counterparties, or on us, our operations or our financial position.

ING Bank has set up an all-encompassing recovery planning process to enhance its readiness and decisiveness to tackle financial crises on its own strength. ING Bank’s recovery plan has been submitted to and approved by the DNB in November 2012. Furthermore in the course of 2012, DNB has requested ING Bank to prepare and submit information on the basis of which the Dutch resolution authorities will be able to develop a resolution plan. ING is diligently working towards providing this information and meeting the deadlines, end 2013, provided by DNB.

The Financial Stability Board In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance including executive compensation, and a host of related issues associated with responses to the financial crisis. The lawmakers and regulatory authorities in a number of jurisdictions in which the Group’s subsidiaries conduct business have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations, and the potential impact of such changes on our business, results of operation and financial condition remains unclear.

Additional Governmental Measures

Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the Core Tier 1 Securities and the IABF, as further described in ‘Item 4. Information on the Company — Recent Developments’ (together, the ‘Dutch State Transactions’), see ‘Risks related to the Restructuring Plan — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions’. As a result of having received state aid through the Dutch State Transactions, we were required to submit our Restructuring Plan to the EC in connection with obtaining final approval for the Dutch State Transactions. See ‘Risks related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’.

Sections 382 and 383 of the U.S. Internal Revenue Code as amended, operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a ‘loss trafficking’ transaction occurs or is intended. These rules are triggered when an ‘ownership change’ — generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three year period — occurs. If triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. As of 31 December 2012, we believe that our U.S. subsidiaries have not had an ‘ownership change’ for purposes of Sections 382 and 383. However, this determination is subject to uncertainties and is based on various assumptions. Future increases of capital or other changes in ownership may adversely affect our cumulative ownership, and could trigger an ‘ownership change’, which could limit the ability of our U.S. subsidiaries to use tax attributes, and could correspondingly decrease the value of these attributes.

On 14 February 2013, the European Commission adopted a proposal setting out the details of the financial transaction tax, which mirrors the scope of its original proposal of September 2011, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the ‘FTT-zone’, currently limited to 11 participating member states (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain). The adopted proposal foresees the financial transaction tax for the 11 participating member states entering into effect on 1 January 2014, which would then require us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. The actual implementation date would depend on the future approval by the European Council and consultation of other EU institutions, and the subsequent transposition into local law. Furthermore, the Dutch Parliament passed a bill on bank tax, which went into effect as of 1 October 2012. This tax results in increased taxes on ING’s Banking operations, which could negatively impact our operations, financial condition and liquidity. [In addition, it is possible that the United States Congress may adopt a form of ‘financial crisis responsibility’ fee and tax on banks and other financial firms to mitigate costs to taxpayers of various government programs established to address the financial crisis and to offset the costs of potential future crises. The Obama Administration’s 2013 revenue proposals include such a fee. Any regulations resulting from these financial transaction tax initiatives and proposals could affect our operational results, financial condition and liquidity, and could negatively impact the costs and scope of our transactions, including transactions with other financial institutions.

In May 2012, the International Association of Insurance Supervisors (‘IAIS’), of which the DNB is a member, published a proposed assessment methodology for designating global systemically important insurers (‘G-SIIs’), as part of the global initiative to identify G-SIFIs. Insurers identified as G-SIIs would be subject to additional policy measures. IAIS stated that the proposed policy measures released in October 2012, as endorsed for consultation by the FSB will be finalised at the same time as the first group of G-SIIs is identified. The initial list of G-SIIs is expected to be published by the FSB in April 2013, with annual updates thereafter. The proposed policy measures, which would need to be implemented by legislation or regulation in relevant jurisdictions, include higher capital requirements (both for non-traditional and non-insurance activities and for G-SIIs overall), enhanced supervision (including more detailed and frequent reporting, removal of barriers to orderly resolution of the G-SII and reduction of the G-SII’s systemic risk over time), as well as additional measures to improve the degree of self-sufficiency of a G-SII’s different business segments (including separate legal structures for traditional insurance and non-traditional or non-insurance activities, and restrictions on intercompany subsidies). If ING were identified as a G-SII, compliance costs will increase and its competitive position relative to other life insurers that were not designated as G-SIIs may be adversely affected. See ‘Item 4. Information on the Company — Recent Developments — Important changes in Regulation and Supervision — Global systemically important insurers (G-SIIs).

Continued turbulence and volatility in the financial markets and the economy generally have adversely affected and may continue to affect our business and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the European sovereign debt crisis, the ability of certain countries to remain in the Eurozone, unemployment, the availability and cost of credit, the level of U.S. national debt and the U.S. housing market, inflation levels, energy costs and geopolitical issues all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

While certain of such conditions have improved over 2011 and 2012, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (‘ABS’) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the United States, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see ‘ — U.S. Sovereign Credit Rating’ and ‘ — European Sovereign Debt Crisis’ below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.

As a result of the ongoing and unprecedented volatility in the global financial markets since 2007, we incurred in past years substantial negative revaluations and impairments on our investment portfolio, which have impacted our shareholders’ equity and earnings. During 2010, 2011 and 2012 the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that reserves for insurance liabilities are generally adequate at the Group, inadequacies in certain product areas have developed. The aforementioned developments in the global financial markets and in particular the decreasing interest rates resulted in a decrease in our overall reserves adequacy and may further continue to produce reserves inadequacies in the future, potentially leading to reserve strengthening.

The aforementioned impacts have arisen primarily as a result of valuation and impairment issues arising in connection with our investments in real estate (both in and outside the U.S.) and private equity, exposures to European sovereign debt and to U.S. mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (‘RMBS’ and ‘CMBS’, respectively), Collateralised Debt Obligations (‘CDOs’) and Collateralised Loan Obligations (‘CLOs’), monoline insurer guarantees, private equity and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. We continue to monitor our exposures, however there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts in future periods.

U.S. Sovereign Credit Rating

After a period of uncertainty as to whether U.S. lawmakers would be able to reach the political consensus needed to raise the federal debt ceiling, and notwithstanding that U.S. lawmakers passed legislation to raise the federal debt ceiling before the U.S. actually defaulted on any of its obligations, in 2011, Standard & Poor’s Ratings Group, Inc. (‘S&P’) lowered its long-term sovereign credit rating on the United States of America from AAA to AA+. Although other ratings agencies have not similarly lowered the long term sovereign credit rating of the United States of America, they have put that credit rating on review. Amid the lingering uncertainty over the future economic performance of the U.S. within the global economy and potential future budgetary restrictions in the U.S., there continues to be a perceived risk of a future sovereign credit ratings downgrade of the U.S. government, including the rating of U.S. Treasury securities. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade. Instruments of this nature are key assets on the balance sheets of financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. A downgrade of the sovereign credit ratings of the U.S. government and the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralised by affected instruments, as well as affecting the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organisations will affect economic conditions. Such ratings actions could result in a significant adverse impact to the Group.

European Sovereign Debt Crisis

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU ‘peripheral’ states to continue to service their sovereign debt obligations. Significant concerns regarding the sovereign debt of these countries, as well as certain other countries, of the ‘core’ European Union member rates are ongoing and in some cases have required countries to obtain emergency financing. These concerns impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. If these or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, the approval of further bailout of Greece by the relevant government and monetary bodies of the Eurozone and the International Monetary Fund in March 2012, and the establishment of the European Stability Mechanism on 27 September 2012 (which provided its first financial assistance in February 2013 for the recapitalisation of Spain’s banking sector), uncertainty over the outcome of the EU governments’ financial support programs and worries about sovereign finances persisted during the course of 2012. Market concerns over the direct and indirect exposure of European banks and insurers to the EU sovereign debt further resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. In December 2011, European leaders agreed to implement steps (and continue to meet regularly to review, amend and supplement such steps) to encourage greater long-term fiscal responsibility on the part of the individual member states and bolster market confidence in the Euro and European sovereign debt, and the Treaty of Stability, Coordination and Governance (‘Fiscal Treaty’) was signed by 25 EU member states on 2 March 2012; however, such proposed steps are subject to final agreement (and in some cases, ratification and/or other approvals) by the European Union member states that are party to such arrangements and thus the implementation of such steps in their currently-contemplated form remains uncertain, and even if such steps are implemented, there is no guarantee that they will ultimately and finally resolve uncertainties regarding the ability of Eurozone states to continue to service their sovereign debt obligations. Further, even if such long-term structural adjustments are ultimately implemented, the future of the Euro in its current form, and with its current membership, remains uncertain. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability.

Risks and ongoing concerns about the debt crisis in Europe, as well as the possible default by, or exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European and other financial institutions, including us. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses for which they would require additional capital, which may not be available. Market and economic disruptions stemming from the crisis in Europe have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of and default on consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. In addition, the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without significant cost), (ii) currencies in some European Union member states may devalue relative to others, (iii) former Eurozone member states may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). The possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could also cause other significant market dislocations and lead to other adverse economic and operational impacts that are inherently difficult to predict or evaluate, and otherwise have potentially materially adverse impacts on us and our counterparties, including our depositors, lenders, borrowers and other customers. These factors, combined with volatile oil prices, reduced business and consumer confidence and continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, investment portfolio and AUM are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses.

On 13 January 2012, S&P proceeded to downgrade the credit ratings of France, Austria, Italy, Spain, Portugal and a handful of other EEA states (while reaffirming the credit ratings of Germany, the Netherlands, Ireland and other EEA states and changed the outlook to ‘negative’ for 15 Eurozone countries). Further related downgrades of European sovereign ratings and of corporate ratings have occurred since that date, including the downgrade of Greece’s sovereign credit rating to ‘selective default’ by S&P on 27 February 2012 as a result of a debt restructuring that is expected to impose significant losses on private creditors (including ING) and Fitch Ratings Ltd.’s downgrade of Spain’s sovereign credit rating from A to BBB on 7 June 2012. Moody’s also followed S&P’s steps in downgrading France’s credit rating in November 2012. These announcements, as well as any further future downgrades, could negatively affect borrowing costs of the affected entities, increase overall economic volatility, and affect the operation of our businesses.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, investment performance of our products, the prices and attributes of products and services, scope of distribution, perceived financial strength, credit ratings and actions taken by competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe, the United States and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR, Delta Lloyd and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan we were required to agree to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See ‘Risks related to the Restructuring Plan — The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’. Furthermore, if our financial strength and credit ratings are lower than those of our competitors, we may experience increased surrenders and/or a significant decline in sales of insurance and annuities products. Due to the competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete within the industry or that competition will not have a material adverse impact on our business, results of operations and financial conditions.

Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have a material adverse effect on our results of operations.

General

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Severe distress or defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumours about potential severe distress or defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In light of experiences with significant constraints on liquidity and high cost of funds in the interbank lending market, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed-income and foreign exchange markets, including related derivatives, which exposes it to concentration risk.

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

With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realised, or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to defer coupon payments on the occurrence of certain events or at their option. The EC has indicated that, in certain circumstances, it may require these financial institutions to defer payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business or results of operations.

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the recent financial crisis. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of our rights under such contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/or prospects.

Reinsurers

Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. However, we remain liable to the underlying policyholders, even if the reinsurer defaults on its obligations. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our net reinsurance exposure as of 31 December 2012, the greatest exposure after collateral to an individual external reinsurer was approximately 19%, approximately 46% related to four other external reinsurers and the remainder of the reinsurance exposure related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.

Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.

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

Changes in prevailing interest rates may negatively affect our business including the level of net interest revenue we earn, and for our banking business the levels of deposits and the demand for loans. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest revenue. Central banks around the world, including the European Central Bank, the Bank of England, the Bank of Japan, the Bank of Australia, the Central Bank of Brazil and the Central Bank of China, followed the actions of the Federal Reserve to lower interest rate in 2012, in response to concerns about Europe’s sovereign debt crisis and slowing global economic growth. Changes in the interest rates may negatively affect the value of our assets and our ability to realise gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operation. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations.

Declining interest rates may result in:

•	life insurance and annuity products being relatively more attractive to consumers due to minimum guarantees with respect to such products that are frequently mandated by regulators;

•	increased premium payments on products with flexible premium features;

•

a higher percentage of insurance and annuity contracts remaining in force from year-to-year than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and creating asset liability cash flow mismatches;

•	additional provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policyholders;

•	lower investment earnings because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates on our assets recorded at fair value;

•	reserve strengthening by affecting the results of our reserve adequacy testing;

•

higher prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates;

•	lower profitability as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios;

•	higher costs for certain derivative instruments that may be used to hedge certain of our product risks; and/or

•	lower profitability since we may not be able to fully track the decline in interest rates in our savings rate.

Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to insurance policyholders and annuity contract owners. An extended period of declining interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. In addition, certain statutory capital and reserve requirements are based on formulas and models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

Rapidly increasing interest rates may result in:

•	decrease the demand for loans;

•

increase in policy loans, and withdrawals from and/or surrenders of life insurance policies and fixed annuity contracts as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of deferred policy acquisition costs, which would also reduce our net income;

•	prepayment losses if prepayment rates are lower than expected or if interest rates increase to rapidly to adjust the accompanying hedges;

•

higher interest rates to be paid on debt securities we have issued or may issue on the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations;

•	a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio;

•	a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity; and/or

•	decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

We may incur losses due to failures of banks falling under the scope of state compensation schemes.

In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. As a result of the increased number of bank failures, in particular since the fall of 2008, we expect that levies in the industry will continue to rise as a result of the Compensation Schemes. In particular, we are a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the DNB based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Schemes. Given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. The ultimate costs to the industry of payments which may become due under the Compensation Schemes remains uncertain although they may be significant and these and the associated costs to us may have a material adverse effect on our results of operations and financial condition. As of 1 July 2015, the Dutch Deposit Guarantee Scheme will change from an ex-post scheme, where we contribute after the failure of a firm, to an ex-ante scheme where we will pay risk-weighted contributions to the Dutch Deposit Guarantee Scheme. The fund is to grown to a target size of 1% of all deposits guaranteed under the Dutch Deposit Guarantee Scheme, approximately EUR 4 billion at present. The target size has to be reached in 15 years. The costs associated with potential future ex-ante contributions are today unknown and will depend on the methodology used to calculate risk-weighting, but given our size may be significant. See also ‘— We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business — Dutch Intervention Act’.

RISKS RELATED TO THE GROUP’S BUSINESS, OPERATIONS, AND REGULATORY ENVIRONMENT

We may be unable to manage our risks successfully through derivatives.

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts including from time to time macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties.

Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the credit worthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, perhaps significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher (un)realised losses such as credit value adjustment (‘CVA’) risks or unexpected P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use and may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

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

As a part of the responses of the European Commission and governments throughout Europe to the financial crisis in 2008, there have been and will be various legislative initiatives, including those set out in Directive 2010/76/EU (CRD III), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority (‘EBA’) and the Regulation of the DNB on Sound Remuneration Policies

(Regeling beheerst beloningsbeleid Wft 2011) and the Dutch law with respect to the limitation of liability of the DNB and AFM and the prohibition of the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen), to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and that impose restrictions on the remuneration of personnel, in particular senior management, with a focus on risk alignment of performance-related remuneration. Since the financial crisis, ING has adopted its remuneration policies to the new national and international standards. In March 2011, ING Group’s Executive Board had announced that it had decided not to accept the variable remuneration awarded to it until the remaining capital support from the Dutch state has been fully repaired. No base salary increase in relation to 2013 has been proposed and, as of 31 December 2012, the remuneration level of the Executive Board of ING Group was below the median of our EURO Stoxx 50 benchmark, which is made up of similar European financial and non-financial institutions. These restrictions will continue to have an impact on existing ING Group’s remuneration policies and individual remuneration packages of personnel.

These restrictions, alone or in combination with the other factors described above, could adversely affect ING Group’s ability to retain or attract qualified employees.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we endeavour to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or license usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly work around. Any of these scenarios could have a material adverse effect on our business and results of operations.

Because we use assumptions about factors to calculate the amount of certain items, the use of different assumptions about these factors may have an adverse impact on our results of operations.

The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of Deferred Acquisition Costs (‘DAC’) and Value of Business Acquired (‘VOBA’) are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality, longevity and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

Because we use assumptions to model client behaviour for the purpose of our market risk calculations, the difference between the realisation and the assumptions may have an adverse impact on the risk figures and future results.

We use assumptions in order to model client behaviour for the risk calculations in our banking and insurance books. Assumptions are used to determine insurance liabilities, the price sensitivity of savings and current accounts and to estimate the embedded optional risk in the mortgage and investment portfolios. The realisation or use of different assumptions to determine the client behaviour could have material adverse effect on the calculated risk figures and ultimately future results.

ING Insurance has a significant exposure to the take-up of policy options by policyholders. The exposure is greatest for variable annuity business with guarantees deeply in-the-money, policyholder behaviour is difficult to predict and small changes in the proportion of policyholders taking up an option can have a significant financial impact. Furthermore, assumptions about policyholder behaviour are sometimes made for new insurance business without a substantial amount of experiential data. These assumptions may prove imperfect, which can have a material impact on results. See ‘Because we use assumptions about factors to calculate the amount of certain items, the use of different assumptions about these factors may have an adverse impact on our results of operations’.

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results and underlying actuarial assumptions and models.

ING Group companies operate various defined benefit retirement plans covering a significant number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. These assumptions are based on available market data and the historical performance of plan assets, and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans.

Our risk management policies and guidelines may prove inadequate for the risks we face.

We have developed risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. The methods we use to manage, estimate and measure risk are partly based on historic market behaviour. The methods may, therefore, prove to be inadequate for predicting future risk exposure, which may be significantly greater than what is suggested by historic experience. For instance, these methods may not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to the government interventions and stimulus packages, which increase the difficulty of evaluating risks. Other methods for risk management are based on evaluation of information regarding markets, customers, catastrophe occurrence or other information that is publicly known or otherwise available to us. Such information may not always be accurate, complete, updated or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We are subject to a variety of regulatory risks as a result of our operations in certain countries.

In certain countries in which we operate, judiciary and dispute resolution systems may be less developed. As a result, in case of a breach of contract, we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain of these countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such, regulatory initiative could have an adverse impact on our ability to protect our economic interest in the event of defaults on residential mortgages.

Because we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.

When new financial products are brought to the market, communication and marketing aims to present a balanced view of such products. Whilst we engage in a due diligence process when we develop products, if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file mis-selling claims against us. Mis-selling claims are claims from customers who allege that they have received misleading advice or other information from either ING internal or external advisors (even though ING does not always have full control over the external advisors). Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and money has been invested in reviewing and assessing historic sales practices, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historic sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated. The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and/or regulatory changes resulting from such issues could have a material adverse effect on our reputation, operations and net result. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, might influence client expectations.

Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our financial strength or our credit ratings could have an adverse impact on our operations and net results.

Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital through the issuance of debt and to the cost of such financing. In the event of a downgrade the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. We have credit ratings from Standard & Poor’s Ratings Service, Moody’s Investor Service and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. For example, on 15 June 2012, Moody’s downgraded the long-term debt ratings of ING Groep N.V. from A1 to A3 with negative outlook and ING Bank from Aa3 to A2 with negative outlook. At the same time, Moody’s took negative ratings actions with respect to a number of European-based banking organisations.

Claims-paying ability, at the Group or subsidiary level, and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade could elevate lapses or surrenders of policies requiring cash payments by current customers seeking companies with higher financial strength ratings, which might force us to sell assets at a price that may result in realised investment losses. Among others, total invested assets decreases and deferred acquisition costs might need to be accelerated, adversely impacting earnings. Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions. In addition, a downgrade in either our financial strength or credit ratings could potentially, among other things, increase our borrowing costs and make it more difficult to access financing; adversely affect access to the commercial paper market or the availability of letters of credit and other financial guarantees; result in additional collateral requirements, or other required payments or termination rights under derivative contracts or other agreements: and/or impair, or cause the termination of, our relationships with creditors, broker-dealers, distributors of our products and services and customers, reinsurers or trading counterparties, which could potentially negatively affect our profitability, new sales, liquidity, capital and/or our competitive position.

Furthermore, ING Bank’s assets are risk-weighted. Downgrades of these assets could result in a higher risk-weighting, which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position. For ING’s insurance businesses in a number of jurisdictions, such as the U.S. and the EU, downgrades of assets will similarly affect the capital requirements for ING Insurance in those jurisdictions.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results of operations, financial condition and liquidity. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Our business may be negatively affected by a sustained increase in inflation.

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:

(1) decrease the estimated fair value of certain fixed income securities we hold in our investment portfolios resulting in:

•	reduced levels of unrealised capital gains available to us which could negatively impact our solvency position and net income, and/or

•	a decrease of collateral values,

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

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:

(1) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income and negatively impact our solvency position,

(2) negatively impact performance, future sales and surrenders of certain products where underlying investments are often allocated to equity funds,

(3) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations, and/or

(4) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds. In addition, in the context of certain property & casualty risks underwritten by our insurance subsidiaries (particularly ‘long-tail’ risks), a sustained increase in inflation with a resulting increase in market interest rates may result in (i) claims inflation (i.e., an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (ii) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (iii) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations. In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in a systemic mispricing of our products resulting in underwriting losses which would negatively impact our results of operations.

Operational risks are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Although we endeavour to safeguard our systems, losses can result from inadequately trained or skilled personnel, IT failures, inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks, may have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, whilst we have polices and processes to protect our systems and networks they may be vulnerable to unauthorised access, computer viruses or other malicious code and other external attacks or internal breaches that could have a security impact and jeopardise our confidential information or that of our clients or our counterparts. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness.

We also face the risk that the design and operating effectiveness of our controls and procedures prove to be inadequate. Widespread outbreaks of communicable diseases, such as the outbreak of the H1N1 influenza virus, may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. Unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel. If our business continuity plans are not able to be implemented or do not sufficiently take such events into account, losses may increase further. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.

Reinsurance may not be available, affordable or adequate to protect us against losses. We may also decide to reduce, eliminate or decline primary insurance or reinsurance coverage.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various insurance business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.

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

Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate setting processes, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputation harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in cease and desist orders, suits, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable for our employees. Some of the legal proceedings may be brought on behalf of a class and plaintiffs may seek large or indeterminate amounts of damage, including compensatory, liquidated, treble and/or punitive damages. Our reserves for litigation may prove to be inadequate. It is possible that our results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavourable resolution of pending litigation depending, in part, upon the results of operations or cash flow for such period. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation, it is also possible that in certain cases an ultimate unfavourable resolution of one or more pending litigation matters could have a material adverse effect on our financial condition. For additional information with respect to specific proceedings, see ‘Item 8. Financial Information — Legal Proceedings’.

RISKS RELATED TO THE RESTRUCTURING PLAN

The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.

In November 2008 the Dutch State purchased the Core Tier 1 Securities, and in the first quarter of 2009 we entered into the Illiquid Asset Back-up Facility (‘IABF’) with the Dutch State, the structure of which has been since then modified as per the Amended and Restated Illiquid Assets Back-up Facility of 13 November 2012, in connection with the sale of ING Direct U.S. in February 2012. As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan to the European Commission (‘EC’) in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On 26 October 2009, we announced our restructuring plan (‘Initial Restructuring Plan’), pursuant to which we were required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct U.S., which operated our direct banking business in the United States, and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Initial Restructuring Plan was issued on 18 November 2009. On 28 January 2010 ING lodged an appeal with the General Court of the European Union (‘General Court’) against specific elements of the EC’s decision regarding the Initial Restructuring Plan. On 2 March 2012, the General Court partially annulled the EC’s decision of 18 November 2009. Subsequently, the EC filed an appeal against the General Court’s judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on 11 May 2012 that re-approved the state aid granted to ING Group as compatible with the internal market on the basis of the Initial Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the Initial Restructuring Plan. On 24 July 2012, ING announced that the Dutch State and ING were in dialogue with the European Commission on an amended and updated Restructuring Plan to be submitted to the European Commission. However, in order to safeguard its legal rights, ING filed an appeal with the General Court of the European Union against the European Commission’s decision of 11 May 2012, which re-approved the Initial Restructuring Plan.

On 19 November 2012, ING and the Dutch State announced that they reached an agreement with the EC on significant amendments to the Initial Restructuring Plan (‘Amended Restructuring Plan’, and together with the Initial Restructuring Plan, ‘Restructuring Plan’). The Amended Restructuring Plan extended the time horizon and increased the flexibility for the completion of divestments and adjusted other commitments set forth in the Initial Restructuring Plan.

As a result of the Amended Restructuring Plan, the EC has closed its formal investigations as announced on 11 May 2012, and ING has withdrawn its appeal with the General Court filed in July 2012. Although EC’s appeal against the March 2012 ruling of the General Court is expected to continue, ING, the Dutch State and the EC have agreed that any outcome of this procedure will not affect the approval of the Amended Restructuring Plan. See Note 34 of the Notes to the consolidated annual accounts of ING Group in the 2012 Annual Report of ING Groep N.V for more information on and implications of the Amended Restructuring Plan.

The restrictions imposed by the Restructuring Plan could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See ‘Risks Related to the Restructuring Plan. See ‘— The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’.

There can be no assurance that we will be able to implement the Restructuring Plan successfully or complete the announced divestments on favorable terms or at all, particularly in light of the market developments in general as well as the fact that other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner. Any failure to successfully implement the Restructuring Plan may result in EC enforcement actions or EC procedures and may have a material adverse impact on the assets, profitability, capital adequacy and business operations of the Group. Moreover, in connection with the implementation of the Restructuring Plan, including any proposed divestments, we or potential buyers may need to obtain various approvals, including of shareholders, works councils and regulatory and competition authorities, and we and potential buyers may face difficulties in obtaining these approvals in a timely manner or at all. In addition, the implementation of the Restructuring Plan may strain relations with our employees, and specific proposals in connection with the implementation may be opposed by labor unions or works councils. Furthermore, following the announcement of the Initial Restructuring Plan, for example, several of our subsidiaries were downgraded or put on credit watch by rating agencies. See ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment — Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our financial strength or our credit ratings could have an adverse impact on our operations and net results’.

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

Any failure to complete the divestments on favorable terms, could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. In particular, if we do not succeed in completing divestitures as described in the Amended Restructuring Plan within the timelines set out therein and/or do not succeed in satisfying the commitments with respect to Nationale Nederlanden Bank by year-end 2015 as described in the Amended Restructuring Plan, the Dutch State will re-notify this to the EC who may take any enforcement action, require additional restructuring measures and/or request the Dutch State to appoint a divestiture trustee with a mandate to complete the relevant divestiture with no minimum price.

The implementation of the divestments announced in connection with the Restructuring Plan, including the separation of the insurance and most of the investment management operations from the banking operations, will also give rise to additional costs related to the legal and financial assessment of potential transactions. The implementation may also result in increased operating and administrative costs. The process of completing the steps contemplated by the Restructuring Plan may be disruptive to our business and the businesses we are trying to sell and may cause an interruption or reduction of our business and the businesses to be sold as a result of, among other factors, the loss of key employees or customers and the diversion of management’s attention from our day-to-day business as a result of the need to manage the divestment process as well as any disruptions or difficulties that arise during the course of the divestment process. We may face other difficulties in implementing the Restructuring Plan and completing the planned divestments. For instance, the divestments, individually or in the aggregate, may trigger provisions in various contractual obligations, including debt and capital instruments, which could require us to modify, restructure or refinance those or other related obligations. We may not be able to effect any such restructuring or refinancing on similar terms as the current contractual obligations or at all. In addition, the announced divestments could be the subject of challenges or litigation, and a court could delay any of the divestment transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect our ability to use the funds of the divestments to repay the remaining amount of the Core Tier 1 Securities, reduce or eliminate our double leverage and strengthen our capital ratios as anticipated and eliminate the constraints on competition imposed by the EC.

The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group.

As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the European Union and on our ability to acquire (i) financial institutions and (ii) businesses insofar this would delay our repayment of the remaining Core Tier 1 Securities held by the Dutch State. These restrictions in principle apply until the earlier of (1) 18 November 2015, and (2) the date upon which more than 50% of the required divestments has been made. We were also required to agree to limitations on our ability to call Tier-2 capital and Tier-1 hybrid debt instruments, which remain subject to authorisations by the EC on a case-by-case basis until the earlier of 18 November 2014 or the repayment of the remaining Core Tier 1 Securities (including the relevant accrued interest on Core Tier 1 coupons and exit premium fees). If the EC does not approve the calling of Tier-2 capital and Tier-1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favorable terms. ING is furthermore restricted to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to the mortgage production of Nationale-Nederlanden Bank until year-end 2015. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.

Upon the implementation of the Restructuring Plan, we will be less diversified and may experience competitive and other disadvantages.

Following completion of the planned divestments under the Restructuring Plan, we expect to become a significantly smaller, regional financial institution focused on retail, direct and commercial banking in the Benelux region and certain other parts of Europe, as well as selected markets outside Europe. Although we will remain focused on banking operations, we may become a smaller bank than that represented by our current banking operations. In the highly competitive Benelux market and the other markets in which we operate, our competitors may be larger, more diversified and better capitalised and have greater geographical reach than us, which could have a material adverse effect on our ability to compete, as well as on our profitability. The divested businesses may also compete with the retained businesses, on their own or as part of the purchasers’ enlarged businesses. In addition, the restrictions on our ability to be a price leader and make acquisitions and on our compensation policies could further hinder our capacity to compete with competitors not burdened with such restrictions, which could have a material adverse effect on our results of operations. There can be no assurance that the implementation of the Restructuring Plan will not have a material adverse effect on the market share, business and growth opportunities and results of operations for our remaining core banking businesses.

Our restructuring programs may not yield intended reductions in costs, risk and leverage.

Projected cost savings and impact on our risk profile and capital associated with the Restructuring Plan are subject to a variety of risks, including:

•	contemplated costs to effect these initiatives may exceed estimates;

•

divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’;

•

initiatives we are contemplating may require consultation with various regulators as well as employees and labor representatives, and such consultations may influence the timing, costs and extent of expected savings;

•	the loss of skilled employees in connection with the initiatives; and

•	projected savings may fall short of targets.

While we have begun and expect to continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realise the projected benefits of these and other restructuring and cost-saving initiatives. If we are unable to realise these anticipated cost reductions, our business may be adversely affected. Moreover, our continued implementation of restructuring and cost saving initiatives may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions.

In connection with the transactions with the Dutch State, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board (‘State Nominees’). The Dutch State’s nominees have veto rights over certain material transactions. For so long as the Dutch State holds at least 25% of the Core Tier

1 Securities, for so long as the IABF is in place or for so long as any of the government-guaranteed senior unsecured bonds issued by ING Bank N.V. under the Credit Guarantee Scheme of the Netherlands (‘Government Guaranteed Bonds’) are outstanding, we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the State Nominees. In addition, under the terms of the Core Tier 1 Securities and IABF, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and senior management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. See ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment — ING Group may be unable to retain key personnel’ above. Our agreements with the Dutch State have also led to certain restrictions imposed by the EC as part of the Restructuring Plan, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See ‘— The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’ above.

Whenever the overall return on the (remaining) Core Tier 1 securities issued to the Dutch State is expected to be lower than 10% p.a and/or in the event that ING does not repay the remaining Core Tier 1 securities in accordance with the repayment schedule that was submitted to the European Commission as part of the Amended Restructuring Plan, the European Commission may consider the imposition of additional behavioural constraints.

As stated in the decision of the European Commission of 12 November 2008 (in State aid N 528/2008 — The Netherlands), the Core Tier 1 state-aid measure must be (re)notified to the European Commission by the Dutch authorities if the overall return on the Core Tier 1 Securities of at least 10% p.a. is not expected to be achieved. In such a case, the European Commission may require additional (behavioural) constraints as a condition of the compatibility of the measure.

In 2011, ING reported to the Dutch authorities that ING has abstained from paying dividends on its shares for a period of two consecutive years (i.e. 2009 and 2010) as a result of which the EC opened an investigation into ING’s restructuring process. Following the approval of the Amended Restructuring Plan, the EC closed its formal investigations, and on 26 November 2012 ING repaid its first tranche of EUR 1,125 million to the Dutch State. This tranche consisted of EUR 750 million in repayment of Core Tier 1 Securities and EUR 375 million in premiums and interest. The remaining three tranches of EUR 1,125 million each will have a similar composition and are expected to be paid in November 2013, March 2014 and May 2015, respectively, translating into an overall internal rate of return of 12.5%. Any repayment of the remaining Core Tier Securities is conditional on approval from the DNB. Upon reaching the agreement on the Amended Restructuring Plan, ING indicated that it aims to repay the remaining Core Tier 1 Securities as soon as possible and accelerate repayments to the extent it is deemed prudent under prevailing financial circumstances. If the repayment of a tranche cannot be made in full or in part, ING will be required to make it up by a corresponding increase of the subsequent tranche to be repaid.

The Netherlands committed to re-notify the recapitalisation measure in the event that ING does not repay in full two consecutive tranches. Moreover, if ING does not repay a total of EUR 4.5 billion by 15 May 2015, the Dutch State commits to re-notify the recapitalisation measure.

If ING is unable to repay the remaining Core Tier 1 Securities according to the above-mentioned deadlines and other terms agreed with the European Commission, this could result in the European Commission imposing additional (behavioural) constraints on us or taking any enforcement action against us.

ADDITIONAL RISKS RELATING TO OWNERSHIP OF ING SHARES

Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99.9% of our Ordinary Shares, the rights of our depositary receiptholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as an equity investor.

While holders of our bearer depositary receipts are entitled to attend and speak at our General Meeting of Shareholders (‘General Meeting’), voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (‘Trust’) holds more than 99.9% of our Ordinary Shares, and exercises the voting rights attached to the Ordinary Shares (for which bearer depositary receipts have been issued). Holders of bearer depositary receipts who attend — in person or by proxy — the General Meeting must obtain and are entitled to voting rights by proxy from the Trust. Holders of bearer depositary receipts and holders of the American Depositary Shares (‘ADSs’) representing the bearer depositary receipts who do not attend the General Meeting may give binding voting instructions to the Trust. The Trust is entitled to vote on any Ordinary Shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to be guided primarily by the interests of the holders of bearer depositary receipts, while also taking into account:

•	our interests, and

•	the interests of our affiliates.

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

The share price of our bearer depositary receipts has been volatile in the past, and the share price and trading volume of our bearer depositary receipts may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	investor perception of our positions and risks;

•	a downgrade or review of our credit ratings;

•	the implementation and outcome of our Restructuring Plan;

•	potential litigation or regulatory action involving ING or sectors we have exposure to through our insurance and banking activities;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market circumstances.

There can be no assurance that we will pay dividends on our Ordinary Shares in the future.

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. See ‘Item 8. Financial Information — Dividends’. Given the uncertain financial environment, ING will not pay a dividend over 2012 and until all remaining Core Tier 1 Securities have been repaid to the Dutch State and the Basel III requirements have been met. Furthermore, there can be no assurance that we will pay dividends in the future.

The remaining Core Tier 1 Securities issued to the Dutch State may be converted into Ordinary Shares or bearer depositary receipts and dilute existing shareholders.

The terms of the Core Tier 1 Securities permit us, on or after 12 November 2011, to convert any or all of the remaining Core Tier 1 Securities (EUR 2.25 billion per 26 November 2012) into Ordinary Shares or bearer depositary receipts on the basis of one Core Tier 1 Security for 1,335 Ordinary Shares on a one for one basis (subject to customary adjustments as may be necessary to preserve economic equivalence) or bearer depositary receipts. Any such conversion would dilute existing shareholders. If we exercise our conversion right, the Dutch State may opt to require us to redeem the Core Tier 1 Securities on the conversion date at the original issue price of EUR 10 per Core Tier 1 Security, together with the pro rata coupon, if due, accrued to such date.

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

GENERAL

ING was established as a Naamloze Vennootschap (a Dutch public limited liability company) on 4 March 1991, through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings Corporation
Bijlmerplein 888	1325 Avenue of the Americas
1102 MG Amsterdam	New York, NY 10019
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands	United States of America
Telephone +31 20 563 6710	Telephone +1 646 424 6000

Our mission

ING’s mission is to set the standard in helping our customers manage their financial future. We aim to deliver financial products and services in the way our customers want them delivered: with exemplary service, convenience and at competitive prices.

Our profile

ING is a global financial institution of Dutch origin, currently offering banking, investments, life insurance and retirement services.

We are concentrating on our position as a strong European bank with attractive home market positions in Northern Europe and growth options in Central and Eastern Europe and Asia, while creating an optimal base for independent futures for our insurance operations (including investment management).

Our strategy

To serve the interests of all stakeholders, increase management focus and create value for shareholders, ING is moving towards full separation of its banking and insurance operations. The separation is part of the Restructuring Plan required by the European Commission in order to gain approval for the Dutch state aid received in 2008/2009.

ING Group’s strategic priorities are: strengthening our financial position, restructuring, streamlining the portfolio, repaying state aid and building both stronger banking and insurance/investment management businesses, all based on sound business ethics and good corporate citizenship.

ING Bank intends to be a strong, predominantly European bank, with leading domestic full-service banking positions in attractive, stable home markets, as well as a leading commercial bank in the Benelux with a strong position in Central and Eastern Europe. We will also continue to evolve our various ING Direct units into more mature full-service banking models. These initiatives in Europe, coupled with our positions outside Europe, should give the Bank attractive growth potential in the long term. ING will build on its global presence and international network and capitalise on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing.

On the insurance side, the focus will be to optimise returns and value for the business as we prepare for separation. We will focus on earning our customers’ trust through transparent products, value for money and superior service. This reflects our universal customer ideal: saving and investing for the future should be easier.

ING Insurance/Investment Management (IM) is preparing its businesses for standalone futures. ING Insurance/IM Europe and ING Insurance/IM US are preparing for base case initial public offerings (IPOs) and the sale of ING Insurance/IM Asia is in full progress. ING Insurance/IM will continue to focus on its customers and distributors by providing exemplary products and service.

Our customers

ING serves a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments.

Our stakeholders

ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders such as customers, employees, supervisors, shareholders, civil society organisations and regulators.

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

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions effective in 2012

There were no significant acquisitions in 2012.

Disposals announced in 2013

ING Vysya Life Insurance

In January 2013, ING announced it has agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. ING’s exit from the Indian life insurance joint venture is part of the previously announced intended divestment of ING’s Insurance and investment management businesses in Asia. The transaction is expected to result in a loss and therefore, the related goodwill has been reduced by EUR 15 million in the fourth quarter of 2012. Subject to regulatory approvals, the transaction is expected to close in the first half of 2013.

Disposals effective in 2012

Insurance businesses in Malaysia

In October 2012, ING announced that it has reached an agreement with AIA Group Ltd. on the sale of ING’s insurance operations in Malaysia, which include its life insurance business, its market-leading employee benefits business and its 60% stake in ING Public Takaful Ehsan Berhad. ING received a total cash consideration of EUR 1.3 billion. In December 2012, ING announced that it has completed the sale with a net transaction gain of EUR 745 million after tax.

ING Direct Canada

In August 2012, ING announced that it reached an agreement to sell ING Direct Canada for a total consideration of CAD 3.1 billion (approximately EUR 2.4 billion) to Scotiabank, a leading Canadian financial services company. ING Direct Canada had approximately CAD 40 billion in assets. The sale of ING Direct Canada lead to a transaction gain of EUR 1.1 billion after tax. Under the terms of the sale agreement, Scotiabank paid CAD 3.1 billion in cash for all of the shares in ING Bank of Canada, which is the formal name of ING Direct Canada. In addition to this, Scotiabank assumed the responsibility to redeem on 5 March 2013 (which is the first eligible call date after closing) a locally issued lower tier 2 bond (ISIN CA 456847AA01) with a total outstanding amount of CAD 321 million, which carries a guarantee from ING Bank. ING Direct Canada was included in the segment Retail Rest of World. In November 2012, ING announced that the transaction closed.

ING Direct USA

In June 2011, ING announced that it reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US- based financial holding company. In February 2012, ING announced that the transaction closed. Total proceeds of the transaction were approximately USD 9.0 billion (or approximately EUR 6.9 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on 16 February 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction resulted in a positive result after tax of EUR 489 million and had a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points at closing. This result included the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions — group companies’. ING Direct USA was previously included in the segment Retail Rest of World (ING Direct). In September 2012, ING sold all of its shares in Capital One

Financial Corporation as disclosed in Note 38 ‘Investment income’ of Note 2.1 to the consolidated financial statements.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-up Facility (IABF) which was also announced on 16 June 2011. The amendment serves to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF was further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Reference is made to Note 34 ‘Related parties’ of Note 2.1 to the consolidated financial statements for details on the original agreement and the amendments made.

Disposals announced in 2012 but not closed in 2012

ING’s Insurance and investment management businesses in Asia

In 2012, ING’s Insurance and investment management businesses in Asia (‘Asia’) were classified as held for sale and discontinued operations. In 2012 various individual divestment transactions were agreed. The specifics of these transactions are included below. The Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance were previously included respectively in the segments Insurance Asia/Pacific and ING Investment Management and in the Corporate Line Insurance before they were classified as discontinued operations. Reference is made to Note 11 ‘Assets and liabilities held for sale’ and Note 26 ‘Discontinued operations’.

ING’s investment management business in Thailand

In November 2012, ING announced that it has reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. Under the terms agreed, ING will receive a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction is subject to regulatory approvals and is expected to close in the first half of 2013.

Insurance in Hong Kong, Macau, Thailand

In October 2012, ING announced that it has reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of USD 2.1 billion (approximately EUR 1.6 billion) in cash. The transaction closed on 28 February 2013. A net gain of approximately EUR 950 million will be recognised in 2013. ING Investment Management’s funds management businesses in Hong Kong and Thailand are outside the scope of this transaction.

China Merchants Fund

In October 2012, ING announced that it has reached an agreement for the sale of its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING will receive a total cash consideration of approximately EUR 98 million. At closing of the transaction, ING expects the transaction to realise a net gain of approximately EUR 64 million which will be recognised on closing of the transaction. This transaction is subject to regulatory approvals and is expected to close in the second quarter of 2013.

ING’s Malaysian investment management business

In December 2012, ING announced that it has reached an agreement to sell its 70%-stake in ING Funds Berhad (IFB), ING’s investment management business in Malaysia, to Kenanga Investors Berhad (Kenanga Investors), a wholly owned subsidiary of K & N Kenanga Holdings Berhad (Kenanga). Tab Inter-Asia Services Sdn Berhad has also agreed to sell its 30% stake in IFB to Kenanga Investors. This transaction will not have a material impact on ING’s results and is subject to regulatory approvals. The transaction does not impact ING’s other businesses in the region and is expected to close in the first quarter of 2013.

ING Direct UK

In October 2012, ING announced that it has reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the GBP 11.6 billion (approximately EUR 13.4 billion) of savings deposits and GBP 5.5 billion of mortgages (approximately EUR 6.4 billion) of ING Direct UK will be transferred to Barclays. The transfer resulted in an after tax loss of EUR 260 million which was recognised in 2012. In 2012, ING Direct UK is classified as held for sale. ING Direct UK is included in the segment Retail Rest of World. On 6 March 2013, ING announced that the transaction closed.

For the years 2011 and 2010, see Note 31 of Note 2.1 to the consolidated financial statements

RECENT DEVELOPMENTS

On 22 February 2013, ING announced that Jan Hommen will step down from his position as CEO of ING Group per 1 October 2013. He will be succeeded as CEO by Ralph Hamers (1966, Dutch) currently CEO of ING Belgium. Jan Hommen’s current four-year term in the Executive Board will expire after the annual General Meeting (“AGM”) on 13 May 2013. The Supervisory Board will propose to the AGM to re-appoint him for the period until 1 October to ensure a smooth leadership transition. Ralph Hamers will be nominated as a member of the Executive Board per the AGM. As of 1 October 2013, he will succeed Jan Hommen and become the new CEO of ING Group. Following his appointment to the Executive Board Ralph Hamers will also become a member of the Management Board Banking (“MBB”), and Management Board Insurance EurAsia (“MBE”), and as of 1 October 2013 he will succeed Jan Hommen as CEO of the MBB and MBE. Decisions regarding the composition of the Board of ING U.S. are pending in light of its planned IPO. Jan Hommen was named a member of the Supervisory Board of ING Group in 2005 and its Chairman in 2008. In 2009, he became CEO of ING Group and Chairman of the Executive Board.

On 1 February 2013, the nationalisation of SNS Reaal, a Dutch financial institution, was announced. As a consequence of the arrangements made by the Dutch government, ING Bank and other Dutch banks will be required to pay an aggregate one-time levy of EUR 1 billion in 2014. For ING, based on current limited information, this is estimated to result in a charge of EUR 300-350 million. ING will carefully assess further details on the form, the amount and the timing of the levy as they become available. The Dutch Ministry of Finance has decided to postpone the introduction of the new Deposit Guarantee Scheme from 2013 to 2015.

As a consequence of the global financial crisis ING Bank has set up an all-encompassing recovery planning process to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength. ING Bank’s Recovery Plan has been submitted to and approved by DNB in 2012. Furthermore, in the course of 2012, DNB has requested ING Bank to prepare and submit information on the basis of which the Dutch Resolution Authorities will be able to develop a Resolution Plan. ING is diligently working towards providing this information and meeting the deadlines scheduled at end 2013 provided by DNB.

FINANCIAL AND REGULATORY ENVIRONMENT

Continuing challenges in the external environment had an impact on ING in 2012, the most prominent being the deepening of the eurozone sovereign debt crisis which created an extremely challenging financial market environment in the first half of 2012, until the European Central Bank (ECB) took action to relieve the immediate financial markets stress. The ECB’s efforts were probably the main reason for financial market stability from the third quarter onwards.

The current regulatory reforms taking place in the financial sector are aimed at making it more resilient to external shocks, and they have an impact on ING. We support the need to make financial institutions more resilient and the system as a whole more stable. We support the overall majority of international, European and national measures being undertaken, such as the required strengthening of banks’ core capital base. However, ING is concerned about the cumulative impact of the many different measures, the uncertainty when and in what form they will be implemented, and how they will affect our role in financing the real economy.

Challenges in financial environment remain

The sovereign debt crisis continued in 2012 and its negative effect on the real economy escalated. Since the third quarter of 2012, the general financial market sentiment in the eurozone and in the US improved. By contrast, the real economy deteriorated in most of Europe during the second half of the year.

Eurozone sovereign debt crisis affected the credit and equity markets in 2012

The uncertainty about the future of the euro, combined with austerity measures taken in certain European Union member states, are among the reasons why the eurozone has been pushed back into recession. A modest recovery is only slowly taking hold in the US, while Chinese growth came off the boil in 2012. Globally, central banks have been providing additional support. Although this support probably has not been effective in curing the world’s economic ills, it did stabilise financial markets.

Both in the eurozone and the US, credit spreads followed a similar pattern during the year. In the first quarter, they decreased as market sentiment improved, which was fuelled by the ECB’s Long Term Refinancing Operation (of which ING made no use). However, market sentiment deteriorated again at the end of the second quarter due to concerns about a possible break-up of the eurozone. From the third quarter onwards credit market sentiment improved (and therefore credit spreads were down) again, mainly because of the ECB expressing its commitment to the euro. The ECB president’s promise of unlimited, if conditional, sovereign bond buying — the so called Outright Monetary Transactions — in August and September 2012 eased immediate stress. Since then, there has been an uneasy market balance, despite no actual ECB intervention. During 2012, equity indices followed a pattern that mirrored credit spreads, with an overall improvement over the whole year.

Europe falls behind, signs of revival in US economy

Austerity measures started to weigh heavily on the eurozone economy in 2012. As unemployment increased, consumer spending remained weak and companies postponed investment decisions. Economic growth in the eurozone turned negative in the second quarter and remained negative for the rest of 2012. European financial markets remained under stress in the first half of the year.

Whilst Europe was mired in recession, the US economy showed some signs of revival in the second half of 2012. The US housing market slowly recovered, with prices stabilising and construction activity recovering. Unemployment was trending downward, reinforcing ING’s view of a recovery slowly taking hold in the US.

The prolonged low growth period in the advanced economies had a negative impact on consumption, capital investment expenditures and job creation in the emerging countries. Governments in China, India, Brazil, Turkey and other emerging markets shifted their focus to reducing government deficits. Risk aversion by foreign investors around the world reduced non-debt capital flows to emerging markets, forcing them to increase domestic savings to finance new capital investments. China suffered a growth slowdown in 2012, but the economy showed signs of picking up again towards the end of the year.

The uncertain economic outlook and the turbulence on financial markets in 2012 were among the factors that made ING Bank put extra focus on funding, capital and liquidity.

IMPORTANT CHANGES IN REGULATION AND SUPERVISION

The most prominent development in 2012 was the agreement reached among the heads of European Union member states on the introduction of a European banking union. Agreement on the details and timetable is likely to take some time.

Banking union/single supervisory mechanism

ING supports the concept of a banking union based on four main pillars: a single supervisory mechanism (SSM), a single rulebook for prudential regulation, a common framework for recovery and resolution, and a harmonised deposit guarantee scheme. Such a union is likely to reduce fragmentation in the interbank and wholesale markets and increase the integrity of the European single market and European single currency.

The SSM, which will give strong powers to the ECB for the supervision of all banks in the euro area, with a mechanism for non-eurozone countries to join voluntarily, is an important first step in achieving a banking union. It is crucial that the ECB has exclusive responsibility to carry out specific prudential tasks. Furthermore, a consistent application of the single rulebook, a single set of rules for all banks in the euro area, is key as it will diminish discrepancies between national supervisory practices. Important tasks like the authorisation of credit institutions, assessment of acquisitions and disposals, the authority to ensure compliance for capital, liquidity regime and leverage ratios, and the imposition of additional capital buffers for prudential and countercyclical reasons should be the exclusive responsibility of the ECB for all banks in the participating member states.

Regulations drive up capital requirements

The Capital Requirements Directives (CRD III and CRD IV) have already affected and will continue to increase the capital requirements for all banks in Europe, including ING. ING recognises the importance of mitigating systemic risk. As expected, the G20 in 2012 included ING on its list of Global Systemically Important Banks (G-SIBs). G-SIBs will be required to hold an additional buffer above the 7% core Tier 1 buffer of Basel III, to be phased in between 2016 and 2019. ING is in one of the lower categories, and therefore subject to an additional requirement of 1%. In addition, the Dutch regulator indicated that the national capital requirements for systemically important banks in the Netherlands will be in the range of 1-3% including the G20 international requirement mentioned above. ING is expected to be in the highest category in the Netherlands. These requirements must be met by 2019. The Dutch Government agreed in October 2012 that the timetable for the additional buffers for Systemically Important Financial Institutions (SIFIs) will be brought forward in a responsible way, taking the international situation into account. As for macro-prudential tools, CRD IV will introduce a Systemic Risk Buffer which will apply to the whole or parts of the banking sector and will be covered by the core Tier 1 capital ratio. The systemic risk buffer is one of the most important deviations from the Basel III rules, as Basel does not recognise systemic risk. The details and impact of this buffer can only be assessed once CRD IV has been finalised. The delay in the implementation of CRD IV, which was scheduled for 1 January 2013, has created uncertainty about how the regulations will evolve and when they will be implemented. In particular, ING is concerned about the cumulative impact of all the various capital buffers, and the timing of their implementation.

Regulatory measures that impact liquidity

The liquidity position of European banks, including ING, is being shaped by CRD IV, and, in the case of ING, by regulations from DNB. The observation period of the Liquidity Coverage Ratio (LCR) was intended to start in the EU in January 2013, but this has not happened because CRD IV has been delayed. Based on input from various parties, the European Banking Authority (EBA) will incorporate reporting on a broader range of assets and will decide by 2015 on the final eligibility criteria for liquid assets. In January 2013, the Basel Committee on Banking Supervision (BCBS) announced a number of changes — both in content and planning of implementation — for the LCR. The proposed widening of the list of eligible assets for the LCR by the BCBS will be included in CRD IV.

EU crisis management framework

The draft Crisis Management Framework Directive was published in June 2012, and is still under discussion at the European Parliament and the European Council. The most important elements are: recovery and resolution planning, bail-in requirements and the financing of resolution arrangements. Bail-in requirements are planned to enter into force by 2018, the other parts in 2014.

ING favours the use of a designated bail-in liability class where the bail-in capital consists of subordinated instruments that may be written-down or converted in a resolution scenario with clear triggers attached to it. Banks should build up a sufficiently large layer of bail-inable debt that should be clearly defined, so that its position within the hierarchy of debt commitments in a bank’s balance sheet is clear, and investors understand the eventual treatment in the event of resolution.

ING Bank submitted its recovery planning package to DNB in November 2012. These included detailed tasks and responsibilities for (i) recovery in case of financial crisis, (ii) monitoring of metrics, (iii) maintenance of the recovery planning package, and (iv) implementation of certain recovery planning activities. Except for responsibilities related to recovery these tasks and responsibilities are embedded in the regular, going-concern organisation and processes. ING has defined a crisis operational framework — with several specific governance arrangements — that will be initiated in case of recovery. Similarly, ING has set up a procedure to monitor the metrics and a decision-making process to determine whether or not the recovery plan should be activated.

Furthermore, in the course of 2012, DNB has requested the largest Dutch banks to prepare and submit information on the basis of which they will be able to develop a Resolution Plan. ING is diligently working towards providing this information and meeting the deadlines provided by DNB.

Bank structural reform

The European Commission’s High-level Expert Group on Bank Structural Reform, better known as the Liikanen Committee, published its report on reforming the EU banking sector on 2 October 2012. If the size of certain trading activities compared to a bank’s total activities exceeds certain thresholds, the Liikanen Committee recommends that it may be necessary to require legal separation of these activities into a separate trading entity. The shares of this trading entity could be held by a bank holding company that also holds the shares of the deposit bank. In addition, the Liikanen Committee made a number of other recommendations regarding bail-in instruments, capital requirements and governance and control. The impact of the Liikanen recommendations on ING’s business model is unclear, not in the least because it is uncertain if and to what extent the European Commission will follow the Liikanen Committee separation recommendation in its legislative proposal, which is expected around the summer of 2013.

ING believes in the strength of the universal banking model, combining retail and commercial banking activities. The universal banking model brings major benefits in terms of risk diversification, capital and liquidity management, consumer choice and fulfilling the needs of long-term customer banking relationships. Commercial banking activities within ING provide key support in terms of debt capital markets, hedging, cash management, trade finance and project finance, which helps serve the growing demand for integrated services, from large corporations and small and medium-sized enterprises (SMEs). The synergies achieved by combining this wide range of services within a universal bank would be lost if parts of these activities were separated or ring-fenced. ING is of the opinion that moving activities not permitted in a deposit bank into a trading bank would be detrimental to the ability of banks to serve their customers.

Trading activities account for only a small percentage of ING’s overall activities. Many of the activities booked in the trading book are directly related to providing services to customers, such as hedging risks and securities underwriting. If trading activities had to be separated from the rest of the bank’s activities, providing such customer services would no longer be possible within one bank, also due to the large exposure rules.

In the Netherlands, the Wijffels Committee, named after the Dutch representative in the Liikanen Committee, was established in October 2012. The task of the Wijffels Committee is to advise the Dutch government on a number of topics, including applying the recommendations of the Liikanen Committee to Dutch banks, or whether additional measures are needed. The Wijffels Committee has been asked to submit its report by 15 June 2013.

Solvency II

During 2012, ING Insurance/Investment Management devoted much attention to preparing to meet the Solvency II capital adequacy requirements. Both in the head office and in the business units, many measures have been taken to upgrade our existing risk measurement and risk reporting to the required levels.

During the course of 2012 it became increasingly likely that the Solvency II framework would not be transposed into national law by the official deadline 1 January 2014, giving the insurance industry more time. Although ING Insurance/Investment Management sees many potential advantages of Solvency II over the existing Solvency I framework, we recognise that the Solvency II framework may have severe consequences, particularly on business models in which long-term guarantees are offered to customers. ING will therefore continue to take part in discussions with the industry and regulators to develop a more workable framework.

In parallel with these preparations, further development of Solvency II continued. Some progress was made on the Omnibus II Directive — the Directive that will amend the already-agreed level 1 Solvency II Directive — yet the legislative process was delayed when the trilogue partners (European Commission, European Parliament and the Council) failed to come to an agreement. The main area of disagreement is the treatment of long-term guarantees under Solvency II. Ultimately, the deadlock was broken with their agreement on an impact assessment, to be executed early 2013. During the trilogue discussions, ING stressed the importance of appropriate long-term guarantee measures. A failure to put in place appropriate measures would diminish insurers’ ability to provide such long-term guarantees, and undermine the role of insurers as long-term investors and stabilisers of the economy. Together with other insurance companies ING proposed an appropriate balance, which will be tested in a forthcoming impact assessment.

ING recognises that the disagreements on the treatment of long-term guarantees have led to a significant delay in implementing Solvency II. We also recognise that the delay has prompted some member states to consider implementing elements of Solvency II ahead of the official date. As this would create an uneven playing field and impede standardised supervision, it is important for everyone to agree on a realistic timeline as soon as possible. ING will continue to play a part in industry discussions on Solvency II.

Comframe

On 2 July 2012, the International Association of Insurance Supervisors released a working draft on the Comframe ‘Insurance core principles’. Comframe, short for ‘Common Framework for the Supervision of Internationally Active Insurance Groups (IAIGs)’, has three main objectives: (i) develop methods of operating group-wide supervision of IAIGs, (ii) establish a comprehensive framework for supervisors to address group-wide activities and risks, and (iii) foster global convergence. The working draft received harsh criticism from supervisors and industry alike for being too detailed and too prescriptive. The IAIS will open Comframe up for a second round of consultation in 2013. Finalisation is not expected until 2018.

Global Systemically Important Insurers (G-SIIs)

In 2012, discussions on the methodology to identify Global Systemically Important Insurers, or ‘G-SIIs’ in the terminology of the International Association of Insurance Supervisors (IAIS), continued. In those discussions, insurers have stressed that non-traditional, non-insurance activities should lie at the heart of G-SII identification. Regulators appear to prefer a much broader assessment also taking into account size and interconnectedness. A list of G-SIIs identified with this methodology is expected in the second quarter of 2013. In the meantime, the IAIS developed a policy on dealing with G-SIIs that was published for consultation. More discussions on this policy are expected in 2013.

EU unisex rule

In March 2011, the European Court of Justice ruled that insurers in Europe cannot differentiate in price or benefits for the same insurance products, based on gender. This gender-neutral pricing, commonly called the unisex rule, states that as of 21 December 2012 life insurers must offer products that are identical for men and women. To comply with this new regulation, all product portfolios across the insurance business units were reviewed. More than 90 products were re-priced in ING Insurance Central and Rest of Europe. In the Benelux, all products available for sale were reviewed in the past two years to ensure they were compliant with the EU unisex rule. From 21 December 2012, all ING Insurance’s products available for sale throughout the European Union have been compliant with the rule.

Alternative investment fund managers directive

During 2012, ING Investment Management spent considerable time and effort familiarising the organisation with the requirements of the Alternative Investment Fund Managers Directive (AIFMD), which was agreed in 2011 and comes into effect in July 2013. In July 2012, further details of the AIFMD became clear through a draft text publication. Since then the EC has missed its deadline of September 2012 for the publication of the final version of that text due to discussions on some of the detailed AIFMD measures. ING is awaiting publication of the final text and will continue to prepare the organisation for timely compliance with the AIFMD.

ING Bank reached agreement with the U.S. authorities

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the “U.S. Authorities”) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements during an 18-months period. As part of the settlement, ING Bank has paid a total penalty of EUR 473 million. As announced on 9 May 2012, ING Bank recognised a provision in the first quarter of 2012 by which this issue has been sufficiently covered. ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognized ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organization.

Dutch regulatory developments

Dutch Coalition Agreement

On 29 October 2012, the Dutch coalition government agreement was presented. It contained some far reaching policy intentions for the banking sector which have still to be translated into legislation and pass through the Dutch parliament and senate. They include:

•

The implementation of the capital requirements for SIFIs (SIFIs buffer) to be brought forward in a responsible way, based on a risk assessment and taking into account the need for an international level playing field.

•

Dutch government support for a possible financial transaction tax (FTT) for the financial sector and membership of the group of EU member states exploring the possibilities of imposing an FTT in parts of the EU. However, a condition for the Dutch Government’s support of any form of FTT is the exemption of Dutch pension funds.

•	Legally capping variable remuneration, such as annual bonuses, in the financial sector at 20% of fixed remuneration.

•	Stricter screening of bank employees to reduce risks.

•	Enshrining banks’ duty of care in law.

•	Introducing proposals to better protect citizens’ savings against high-risk banking, to be based on the advice of the Wijffels Committee.

Moreover, the Dutch government has introduced a mandatory oath for Executive and Supervisory Board members of financial institutions licensed in the Netherlands, effective per 1 January 2013. In this oath, the Executive and Supervisory Board members of the relevant ING entities licensed in the Netherlands, declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the customer’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. If they break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability.

The coalition agreement also contains a number of measures affecting the Dutch housing market. One of these is the curtailment of mortgage interest deduction for income tax purposes: interest on new mortgages will only be tax deductible under specified repayment conditions.

The policy intentions for the insurance sector include:

•	Measures to be taken in the area of second pillar pensions basically focus on reducing the tax-favoured treatment of second pillar pensions per 1 January 2015.

•	The increase of the insurance premium tax from 9.7% to 21% per 1 April 2013, causing a significant increase in insurance policy premiums.

•	Fees for advice on annuities and disability insurance will no longer be tax-deductible, causing the price for advice to rise.

Bank Levy

On 1 July 2011, the Dutch Ministry of Finance announced a temporary reduction of the real estate transfer tax from 6% to 2% (a tax on property transactions). In this announcement, several ways of funding the reduction were identified, the introduction of a bank tax being one of them. The levy entered into force in 2012. Dutch and non- Dutch entities with banking activities in the Netherlands come within its scope. The taxable base of the levy is the liability side of the global consolidated balance sheet, with exemptions for equity, for deposits that are covered by a deposit guarantee scheme, and for certain liabilities that relate to insurance business.

The levy on short-term funding liabilities (less than one year) is twice as high as the levy on long-term funding liabilities (more than one year). Of the total yearly tax proceeds of EUR 600 million, EUR 175 million is borne by ING. If a bank violates the 1:1 fixed remuneration- to-variable remuneration ratio for board members set out in the Dutch Banking Code, the levy percentage will be increased. For ING, the levy increase will not be triggered as long as no bonuses are paid to the Executive Board of ING Group. Moreover, banking taxes paid by ING in other countries amounts to EUR 55 million in 2012. We believe the timing and motivation for such a bank levy to be inopportune given the economic climate and conditions in financial markets. There is also a risk that banks such as ING will face double taxation, i.e. taxation by more than one country per bank activity.

Deposit Guarantee Scheme

In August 2011, the Ministry of Finance and DNB published their proposal to establish an ex-ante funded (i.e. pre-funded) Deposit Guarantee Scheme (DGS) in the Netherlands. The scheme was expected to be introduced on 1 July 2013. However, as a consequence of the arrangements made by the Dutch government related to the nationalisation of SNS REAAL, ING and the other Dutch banks will be required to pay a one-time levy of EUR 1 billion in 2014. For ING, based on current limited information, this is estimated to result in a charge of EUR 300-350 million. To avoid a disproportionate financial burden for banks and in view of the ability of banks to lend to the real economy the ex-ante DGS contribution has now been postponed by two years until 1 July 2015.

The target level of the fund will be 1% of total guaranteed deposits in the Netherlands. This is about EUR 4 billion now, to be built up, in principle, in 15 years. The main element of the proposal is that for each bank the individual target amount is defined as 1% of its guaranteed deposit base. To reach this individual target amount, every bank pays a base premium of 0.0167% per quarter of its guaranteed deposits. Additionally, a risk add-on of 0%, 25%, 50% or 100% of the base premium has to be paid by every bank, depending on its risk weighting. We expect the cost for ING to amount to EUR 100 to 150 million on a yearly basis as of the start date of the DGS contribution. The banking industry is in discussions with the Ministry of Finance on several aspects of the DGS, including banks’ individual contributions and the fund’s target size.

The Banking Code Monitoring Committee

A committee to monitor banks’ compliance with the Dutch Banking Code was set up in 2010 and in December 2012 it presented its report. It concluded that Dutch banks had made good progress on implementing the Code, but that more could be done and that banks should put more effort into communicating their efforts to the general public.

Dutch Parliamentary Committee on the Financial System

The Dutch Parliamentary Committee on the Financial System (‘Commissie De Wit’) held a Parliamentary Inquiry from November 2011 to January 2012. Its mandate was to analyse the acute problems that developed in the Dutch financial system between September 2008 and January 2009, to assess the measures taken to deal with those problems, and to draw lessons for the future. Key people from the Dutch financial sector were interviewed and the Committee presented its report to the Dutch Parliament in April 2012.

The Commissie De Wit formulated 20 recommendations, of which 9 are relevant to banks. Recommendations include those on contributions to the Deposit Guarantee Scheme, investigating the possibility of ring-fencing bank activities outside the EU, and creating a strong European banking supervisor.

GROUP STRATEGY

Since the financial crisis of 2008/2009, ING has put more emphasis on its priorities to put the customer first, to better balance the interests of all stakeholders, and to have strong, financially sustainable, simpler businesses. In 2012, several important milestones were reached. First, we strengthened our capital, funding and liquidity positions to meet future regulatory requirements (Basel III), and continued to take a prudent approach to risk in a volatile external environment. Second, ING and the Dutch State reached an agreement with the European Commission (EC) in November 2012 on a amended Restructuring Plan. This has given us more flexibility in completing the divestments and making adjustments on other commitments in light of the market environment, economic climate and more stringent regulation. Third, ING’s repayments (including premium payments) to the Dutch State exceeded the principal amount of capital support provided in 2008. Among all the European banks that received state aid following the crisis, ING is one of the furthest advanced in repaying it; above that with a significant premium.

Moreover, ING updated and streamlined its remuneration policy, and continued to reduce its risk profile. Sustainability has become more central to ING’s strategy and we continue to foster dialogue with all existing and new stakeholders. ING sharpened its strategy for the Bank, and further reduced the size of the Bank’s balance sheet and simplified its product range, making the company easier to manage. At the same time, we managed to increase service levels, which has won ING Bank several industry awards. On the Insurance and Investment Management side, we announced the first five sales of its Asian Insurance/IM units, and both ING U.S. (which is the new name for Insurance and IM activities in the US) and ING Insurance/IM Europe made strides in their initial public offering (IPO) preparations.

STRENGTHENING THE FINANCIAL POSITION

ING places great importance on strengthening its financial position in order to put itself in the best position to facilitate the real economy. Despite persistent market volatility and uncertain economic recovery in the eurozone and elsewhere, which caused ING Group’s net result to decline to EUR 3,894 million, we gained in financial strength in 2012. We said that capital, funding and liquidity would come before profit in 2012 and we delivered in full on that promise. Capital and funding improved, our liquidity position remained strong, earnings remained resilient, and net exposure to riskier asset classes and activities declined.

In January 2012 the Bank unveiled Ambition 2015, a set of aspirations that included generating more capital and attaining a core Tier 1 capital ratio under Basel III of at least 10% by 2013. The core Tier 1 ratio strengthened to a solid 11.9% under Basel II and 10.4% under Basel III by the end of the fourth quarter 2012 (on a pro-forma basis, taking into account the impact of new accounting rules on pensions, IAS 19R, which came into effect on January 2013). ING was also able to achieve a liquidity coverage ratio of more than 100% in 2012; a level we aimed at for 2015. In line with Ambition 2015, ING Bank’s balance sheet optimisation is on track. The balance sheet was reduced by EUR 137 billion since September 2011 of which EUR 85 billion was related to the sales of ING Direct Canada and ING Direct USA.

ING Bank’s decrease of its underlying result before tax was mainly driven by higher loan losses, losses from active de-risking, negative credit and debt valuation adjustments and the Dutch bank levy. Our strong funding position enabled us to continue supporting our customers through lending in 2012, despite the challenging external circumstances. ING will strive to further strengthen its financial position by improving operating performance, boosting income and lowering risk and costs.

The Insurance/Investment Management operating profit decreased in 2012, mainly because of a lower technical margin, higher expenses and higher deferred acquisition costs in the life business and lower non-life results during the year. The underlying result was heavily affected by losses on hedges, as ING Insurance focused on protecting regulatory capital amid volatile financial markets.

GOOD PROGRESS ON AND RENEWAL OF RESTRUCTURING PLAN

During 2012, ING made progress on its restructuring plan to fully separate its banking and insurance and investment management activities in a challenging operating environment. We announced the first five sales of our Asian Insurance/IM units, and Insurance U.S. continued with its IPO preparations. Moreover, ING and the Dutch State, reached an agreement with the EC to significantly amend the 2009 Restructuring Plan.

Delivering on restructuring

To obtain approval from the EC in November 2009 for the support received from the Dutch State during the financial crisis, ING had to divest WestlandUtrecht Bank by 2012, and ING Direct USA and all ING’s insurance and investment management operations by the end of 2013.

During the past few years the following important milestones have been reached:

•	The operational separation of the insurance and banking activities, completed at the end of 2010.

•	The sale of almost all of the Latin-American Insurance/IM operations in 2011.

•	The sale of ING Direct USA, completed in February 2012.

•	The first three sales of the Asian Insurance/IM units, announced in October 2012. Two additional sales were announced in November and December 2012.

•	In November 2012, ING U.S. filed the registration statement for its IPO.

The first sale among the Asian Insurance/IM units, announced in October 2012, was ING’s 33.3% stake in China Merchants Fund, an investment management joint venture, to the joint venture partners China Merchants Bank, and China Merchants Securities for EUR 98 million in cash and a net gain of EUR 64 million. The second sale announced in October 2012 and closed in December 2012, was that of the insurance businesses in Malaysia to AIA Group. ING received approximately EUR 1.3 billion in cash in this transaction, which delivered a net transaction gain at closing of EUR 745 million. The third sale was the sale of the life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and ING’s life insurance operation unit in Thailand, to the Pacific Century Group (PCG). The sale proceeds of EUR 1.64 billion in cash for this combined transaction, result in a net gain of approximately EUR 1 billion. The fourth sale, announced in November 2012, was ING’s investment management business in Thailand to UOB Asset Management for EUR 10 million in cash. The fifth sale, announced in December 2012, was ING’s IM business in Malaysia to Kenanga. All divestments mentioned are expected to close at the latest in the first half of 2013. ING has incurred over EUR 500 million in expenses in executing the 2009 Restructuring Plan since it started.

Amendments to the Restructuring Plan

ING announced in November 2012 that, together with the Dutch State, it had reached an agreement with the EC on significant amendments to the Restructuring Plan.

The amendments extend the time horizon and increase the flexibility for the completion of divestments and adjust other commitments in light of the market conditions, economic climate and more stringent regulation.

Under the amendments, the final dates for divesting the insurance and investment management businesses have been extended as follows:

•

The divestment of more than 50% of the Asian Insurance/IM operations has to be completed by year-end 2013, with the remaining interest divested by year-end 2016. The divestment of at least 25% of ING U.S. has to be completed by year-end 2013, more than 50% has to be divested by year-end 2014, with the remaining interest divested by year-end 2016.

•	The divestment of more than 50% of Insurance/IM Europe has to be completed by year-end 2015, with the remaining interest divested by year-end 2018.

•	As ING has committed to eliminate double leverage, proceeds from the divestments will be used to that end, while ensuring adequate leverage ratios for the insurance holding companies.

The base case scenario for the divestment of Insurance Europe/IM and ING U.S. is through an IPO process. We are determined to maintain the momentum of the programme achieved over the past four years. We will continue our efforts to improve our performance, serving our customers, prudently managing risks and expenses to make sure that when the circumstances are right, we will be ready for the next phase in restructuring and realigning our businesses. The timing of divestments will depend on market conditions and readiness, including performance. The process of divesting the remaining Insurance and IM units in Asia continues. ING is committed to conduct these processes with the utmost diligence in the interest of all stakeholders, including customers, employees, distribution partners and shareholders.

Under the terms of the original Restructuring Plan, ING was required to divest WestlandUtrecht Bank by 2012. However, due to market circumstances and changing regulatory requirements, this has not been feasible.

Under the amended terms of the Restructuring Plan, the commercial operations of WestlandUtrecht Bank will be combined with the recently created Nationale-Nederlanden Bank, which is to be divested as part of Insurance/IM Europe. The retail banking businesses will be integrated in the course of 2013 and will operate under the Nationale-Nederlanden brand, with the goal of becoming a competitive retail bank in the Dutch market with its own funding capabilities and a broad distribution network. Nationale-Nederlanden Bank will offer a broad and coherent product line, with mortgages, savings, bank annuities (‘banksparen’), investments and consumer credit products, combined with the core retail insurance products of Nationale- Nederlanden.

ING has committed itself to ensuring that NN Bank reaches certain targets for mortgage production and consumer credit until 31 December 2015 or until the date on which more than 50% of the Insurance/IM Europe operations has been sold, whichever date comes first. Furthermore, ING has agreed to a maximum ratio for mortgage production at Retail Banking Netherlands in relation to mortgage production of NN Bank until year-end 2015.

The 2009 Restructuring Plan included restrictions on acquisitions and restrictions on price leadership for certain products in EU markets. These restrictions will continue to apply until 18 November 2015 or until more than 50% of each of the Insurance/IM operations has been divested, whichever date comes first.

The price leadership restrictions in Europe will be amended to reflect specific conditions in various local markets. Under the amendments, the constraint no longer applies in the Netherlands, and ING Direct in the EU will refrain from offering more favourable prices than its best priced direct competitor among the 10 financial institutions having the largest market share in the respective countries.

The calling or buy-back of Tier 2 capital and Tier 1 hybrid securities will continue to be proposed for authorisation to the European Commission on a case by case basis until ING has fully repaid the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date comes first. Notwithstanding this restriction, ING was allowed to call the EUR 1.25 billion ING Verzekeringen N.V. hybrid per 21 December 2012.

The amended Restructuring Plan was formally approved by an EC decision on 16 November 2012. As a result, the EC closed its formal investigations that were announced on 11 May 2012 and ING also withdrew its appeal at the General Court of the European Union, which was filed in July 2012. For principal legal reasons, the EC has continued with its appeal against the General Court ruling of March 2012. However, ING, the Dutch State and the European Commission agreed that any outcome of this procedure will not affect the agreement as announced in November 2012. We believe that the amended Restructuring Plan is in the interest of all stakeholders.

Repayment of state aid

ING received EUR 10 billion in state aid from the Dutch State in November 2008. Including the latest repayment in November 2012, ING has so far repaid EUR 10.2 billion, including EUR 2.4 billion in interest and premiums. As part of the amended Restructuring Plan, ING filed a schedule for repayment to the Dutch State of the remaining EUR 3 billion in core Tier 1 securities plus a 50% premium, in four equal tranches of EUR 1.125 billion in a period of two and a half years. These payments add up to EUR 4.5 billion (principal, premium and interest). A first tranche of EUR 1.125 billion was paid on 26 November 2012. That brought the total repaid (including premium and interest) above the EUR 10 billion of capital support provided by the Dutch State in 2008. The other tranches also of EUR 1.125 billion each, are due to be paid in November 2013, March 2014 and May 2015.

After the final payment, ING will have paid EUR 13.5 billion to the State, with a total annualised overall return for the State of 12.5%. However, ING has the option to accelerate repayments if possible and prudent under the prevailing economic circumstances. Repayments are conditional upon the approval of DNB, the Dutch central bank. The ultimate annualised overall return for the State will depend on when repayments are made (i.e. it will be higher if the repayment is accelerated) but under the envisaged timetable it would be 12.5%, well above the minimum 10% demanded by the EC.

ING Group and the Dutch State are also still linked via the Illiquid Assets Back-up Facility (IABF), as described in the Strategy chapter of ING Group Annual Report 2011. This situation remained unaltered in 2012. At year-end the mortgages portfolio held by the Dutch State was close to break-even or even exceeded that point.

Portfolio streamlined, more divestments made

Apart from the divestments required by the EC, ING also made a few divestments as a result of the continuous evaluation of its portfolio of businesses. This is in line with ING’s strategic objectives of sharpening the focus of the Bank and further strengthening its capital position. In 2012, ING sold ING Direct Canada to Scotiabank for CAD 3.1 billion (EUR 2.4 billion at the then current exchange rate). The sale was completed in November 2012 and resulted in a total capital release for ING of EUR 1.3 billion, and a net transaction gain of EUR 1.1 billion after tax.

On 9 October 2012, ING announced that it had reached an agreement to sell ING Direct UK to Barclays. This transaction was closed in the first quarter of 2013. The combined loss for the transfer of the business and the investment portfolio to Barclays of EUR 0.3 billion will be offset by an expected total capital release of EUR 0.3 billion due to risk-weighted asset release. The total transaction will therefore be capital neutral to ING Bank’s core Tier 1 ratio.

The remaining ING Direct units in Australia, Austria, France, Germany, Italy and Spain were not affected by the divestments. ING continues to invest to evolve the ING Direct business model, increasing the product offering and extending distribution, while integrating the balance sheet with the rest of ING Bank.

In February 2012, the sale of ING Direct USA to Capital One Financial Corporation was closed. The transaction resulted in a positive result after tax of EUR 0.5 billion. The sale had a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points at closing. As part of the sale of ING Direct USA to Capital One, ING obtained shares in Capital One, all 54 million of which we sold in September 2012 for a total value of USD 3.0 billion (EUR 2.4 billion at the then current exchange rate).

BUSINESSES STRENGTHENED

Bank

ING’s goals are to help people and businesses build their future to realise their ambitions and to help them manage their risks. We want to be a financial institution our customers are comfortable with and are eager to refer to friends, colleagues, business partners and family.

Our vision is clear, and so are the strategic steps we need to take to execute it. First, we put the customer first, offering superior customer experiences at attractive costs and giving employees opportunities to grow and go the extra mile for customers. Second, ING Bank focuses on the safety of depositors’ money. Our capital base should be solid, our deposit raising smooth and low-cost and our investment selection careful. Third, every ING business has its own roadmap, to excel in its area. Finally, we make a positive contribution to society, allowing future generations to thrive within the resource limits of this planet.

In 2012, several factors continued to put pressure on margins and limit the Bank’s ability to grow. These factors included regulation (more conservative requirements for funding, liquidity and leverage), societal drivers (e.g. households and governments need to reduce debt), and a weaker economic environment.

However, ING Bank was able to continue delivering on its priorities to strengthen its financial position, reduce risks, meet the restructuring measures as approved by the European Commission and to build a stronger bank. The Bank has made good progress on the ambitions for 2015, defined in January 2012. The main pillars on which the Bank’s strategy is based are customer centricity, operational excellence and optimising the balance sheet. Customer centricity is about restoring trust through transparency and fair pricing, improving service and focusing on providing solutions for customers. Operational excellence goes beyond cost cutting and is about streamlining processes and improving efficiency (simplifying the organisation to reach a structural and sustainable new level of efficiency). This is an imperative competitive edge as regulatory costs rise. Optimising the balance sheet entails managing the balance sheet to optimise returns to help offset the impact of higher capital requirements.

Among the short-term and medium-term focus areas for ING Bank are strengthening the capital and liquidity position, optimising the balance sheet (including in each country), adjusting the governance structure of individual business units and countries (including the appointment of CEOs for each country), and creating a consolidated Bank Treasury function for the entire Bank which helps it better coordinate its programme of funding, liquidity and investment portfolio.

A longer-term ambition is to develop a mature banking model in each country where ING operates. ING Bank has a good starting position and a competitive edge, with leading banking positions in its home markets of the Netherlands, Belgium, Luxembourg, Germany and Poland. Furthermore, ING has key positions in other Western, Central and Eastern European countries and Turkey, along with growth potential outside of Europe.

ING Bank has strong deposit gathering capabilities and a good funding mix. It has a well-known brand and it uses the Net Promoter Score (NPS) methodology to increase customer loyalty. The Bank is used to operating in lean, competitive markets which has helped it become a leader in innovative distribution. It has a prominent position in internet banking with a ‘direct first, advice when needed’ model and a relationship-driven commercial bank offering competitive products in terms of price, efficiency and effectiveness.

Since customer centricity remains crucial to all we do, we are converging our retail banking business models in terms of product offerings and distribution channels. We believe that operational excellence is crucial for meeting the demands of our customers, especially when regulatory costs and bank taxes increase costs. In order to remain competitive and to be able to face the challenging external environment, it has been necessary to cut costs. However, at the same time we focus on achieving true operational excellence, helping our customers obtain simple products through convenient and safe multi-channel access while at the same time streamlining our organisation and systems. These initiatives will offset some of the increasing regulatory costs and bank taxes, helping ING Bank to lower its current cost/income ratio of 62.5% in 2012 to 50-53% by 2015. Once the restructuring of the Group is complete and the Bank is a stand-alone business, the emphasis will be on increasing our deposit base and integrating the balance sheet by matching the deposits of ING Direct with loans from Commercial Banking. This will allow us to increase the size of the business without growing the balance sheet. ING Bank aims to produce a competitive return on (IFRS-EU) equity of 10% to 13% through low costs and with a low-risk balance sheet.

ING aims to build on its leading position as a predominantly European bank with a strong international network focused on providing customers with consistently high-quality services. ING’s main priority is to finance the real economy, even in a volatile economic and regulatory environment.

Insurance/Investment Management

ING Insurance/IM will continue to focus on its customers and distributors by providing exemplary products and service as it continues to restructure in preparation for a stand-alone future.

In 2012, ING Insurance/IM as a whole further refined its sales processes and the process for the development of new products to ensure they continue to be fully compliant in terms of customer suitability. A five point gauge was developed in monitoring compliance. The five points include NPS, customer complaints, welcome call analysis, policy persistency rate and agent turnover rate.

ING Insurance/IM continued to use insights from its Net Promoter Score (NPS) programme in 17 countries used to make process improvements in 2012. Businesses in Europe and Asia revised written customer communications to ensure the language used was clear and free of jargon. ING’s tied agency transformation programme reviewed agents in many countries, which improved agent productivity.

ING Insurance/IM’s strategy of being a customer-driven business providing first-class products and services through multi- distribution channels was recognised in several awards and special mentions received during the year. Awards were won by the Insurance businesses in Romania, the Czech Republic, Slovakia, Hungary, Greece and at ING Investment Management.

The Insurance/IM businesses have made progress towards independent futures. The sale of a large part of the Asian insurance and asset management business was announced and ING U.S. took another step towards its planned IPO by filing an initial registration statement with the SEC on Form S-1 in connection with its proposed IPO. It also made progress towards a stand-alone capital structure by successfully raising USD 5 billion in a credit facility and a further USD 850 million in debt issuance.

Towards the end of 2012, ING announced a restructuring plan for its European Insurance/Investment Management operations. This involves the acceleration of a transformation programme at Nationale- Nederlanden to sharpen its strategic focus and improve processes and systems. These measures, together with reorganising support functions, are expected to further improve the efficiency of the businesses and to result in annual savings of approximately EUR 200 million by the end of 2014. Unfortunately, these initiatives will result in a reduction in the workforce of 1,350 full-time equivalents (FTEs) in 2013-2014. This reduction will be carried out with the utmost care.

ING IN SOCIETY

ING’s business is centred on people and trust. Only by acting with professionalism and integrity can we maintain our stakeholders’ confidence and preserve the company’s reputation. At the heart of our values are the ING Business Principles, which are the global standard for the behaviour expected of every employee.

Our ambition to be a world-class and trustworthy financial institution includes being a company that takes its responsibilities towards people and the environment seriously. We leverage our unique resources, skills and expertise to contribute to economic growth, general well-being and positive change.

ING believes that customers, employees, shareholders and the rest of society no longer live in separate worlds that meet intermittently, but have become more integrated. This mutual interdependence of business and society means that organisations must follow the principle of shared value. It is our conviction that, to be a successful company, our business decisions must be in line with the expectations and interests of those to whom we owe our licence to operate — our stakeholders. Therefore, we do not engage in activities that seriously damage the environment or violate human rights. We strive to achieve our business goals while making a positive and responsible contribution to society everywhere we do business.

We strengthened our commitment to minimising any potential unethical, illegal or harmful consequences of our business activities, investments or transactions by applying strict policies and principles. An example of integration into our business practice is that ING became one of the founding signatories to the United Nations Principles for Sustainable Insurance. These were launched at the UN Conference on Sustainable Development in Rio de Janeiro in 2012.

Our commitment to sustainable development is also clearly reflected in our sustainability key performance indicators (KPIs). In 2012, we began the process of sharpening our goals and KPIs to enhance our accountability. Our refined sustainability KPIs reflect our ambition to provide suitable products and services that enhance the financial capabilities of our customers and that help provide solutions to problems that stem from long-term social trends in such areas as climate change, education and health. They indicate that ING is committed to playing its part to stimulate economic development, a sustainable environment and a stable society.

The voices and views of our stakeholders are an essential compass in identifying the risks and opportunities for our business. We therefore seek feedback from stakeholders on various issues and try to engage them in a constructive dialogue. Such engagements range from conducting large studies among our customers about our brand values, and the co-creation of new products together with customers, to meeting employee representatives, shareholders or civil society organisations. We are also member or partner of a wide range of international organisations, which helps prioritise issues and take action where necessary.

CONCLUSIONS AND AMBITIONS

In a challenging environment ING’s capital and funding improved, our liquidity position remained strong and earnings remained resilient. This enabled us to continue to support our customers. Beside strengthening our financial position, we were also able to make good progress on our other strategic priorities for ING Group: restructuring, streamlining the portfolio, repaying state aid and building stronger banking and insurance and investment management businesses. We continued to build our banking and our insurance businesses based on sound business ethics and good corporate citizenship. The Bank will continue to focus on restoring trust and customer centricity, on operational excellence and on optimising its balance sheet to meet its strategic goals.

Despite volatile markets, we have continued to work towards the full separation of our insurance and investment management companies with the goal of being ready to move ahead in time with the base case IPOs for ING U.S. and ING Insurance/IM Europe, as well as with the sale of the remaining insurance and investment management businesses in Asia. ING will make further efforts to simplify the structure of the company, to focus on core activities, to improve our risk profile and to bolster the capital base. In light of changing customer expectations and demands for more simplicity, easy access and sustainable entrepreneurship, ING has stepped up its efforts to take charge of these changes. We have been working hard to regain the trust of all of our stakeholders, but particularly of our customers, who are at the heart of our businesses; for example by simplifying the product range and making products more transparent, while ensuring suitability and a reasonable, attractive price. In spite of the challenging financial and regulatory environment, we are determined to stay true to our roots and keep helping customers build their future. We intend to remain ambitious in making further improvements to our businesses and in strengthening customer relationships.

CORPORATE GOVERNANCE

Legislative and regulatory developments

On 7 June 2012, a legislative proposal on the limitation of liability of supervisors of financial markets and rules on remuneration of persons who determine the day-to-day policy of financial institutions receiving state aid was enacted. On 18 June 2012, a legislative proposal regarding the revision of the corporate investigative procedure was enacted. On 27 September 2012, a legislative proposal to clarify the legislative proposal on Management and Supervision was enacted. The last two acts came into force on 1 January 2013. A legislative proposal on the accountancy profession was enacted on 13 December 2012. A legislative proposal on corporate governance was enacted on 15 November 2012. This act will come into force on 1 July 2013. In addition, several legislative proposals with corporate governance implications were under discussion, or were adopted, by the Lower House of the Dutch Parliament, or were under discussion in the Upper House of the Dutch Parliament in 2012. These proposals concern, among other things, a legislative proposal on revision and claw back of executive bonuses and profit-sharing of directors and persons determining the day-to-day policy

Transactions with the Dutch state

On 12 November 2008, ING Groep N.V. issued one billion core Tier 1 securities (‘Securities’) for a total consideration of EUR 10 billion to the Dutch State. Following the repurchase of 500 million Securities on 21 December 2009, the repurchase of 200 million Securities on 13 May 2011, and the repurchase and/or redemption of a total number of 75 million Securities on 26 November 2012, another 225 million of Securities representing EUR 2.25 billion remain outstanding. The Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting. The financial entitlements of the Securities are described in note 34 to the consolidated financial statements. On 26 January 2009, ING Group reached an agreement with the Dutch State regarding the Illiquid Assets Back-up Facility (‘IABF’), as amended on 13 November 2012 and as further described in note 34 to the consolidated financial statements. During 2009, ING Bank N.V. issued various series of debt instruments under the 2008 Credit Guarantee Scheme of the Dutch State, for the first time on 30 January 2009. As part of these transactions, certain arrangements with respect to corporate governance and remuneration were agreed with the Dutch State which will remain in place as long as the IABF remains in place. These arrangements entail among other things that the Dutch State may recommend two candidates (‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Nominees. Furthermore, in line with these arrangements a sustainable remuneration policy for the Executive Board and senior management was introduced in 2010, which contains certain specific arrangements in relation to the remuneration of members of the Executive Board.

Shareholder participation and position of ING Trust Office

During the years 2009–2012, participation of shareholders, excluding ING Trust Office, and holders of depositary receipts in the decision-making in annual General Meetings consistently increased from 35.6% to 50.8%. Only the extraordinary General Meeting of 25 November 2009 showed a deviation from this trend with a markedly lower participation of 31.1%. ING Group’s depositary-receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary-receipts structure in 2010 and that it would be appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting. The outcome of the aforementioned evaluation was discussed in the 2010 annual General Meeting.

CORPORATE GOVERNANCE CODES

Compliance with the Corporate Governance Code

For its corporate governance structure and practices, ING Group uses the Corporate Governance Code as reference. The Corporate Governance Code can be downloaded from the website of the Dutch Corporate Governance Code Monitoring Committee (www.commissiecorporategovernance.nl). The application of the Corporate Governance Code by ING is described in the publication ‘ING’s implementation of the Dutch Corporate Governance Code’, dated April 2010, on the website of the Company (www.ing.com), which is to be read in conjunction with this section and is deemed to be incorporated into this section.

Dutch banking code

The Dutch Banking Code (‘Banking Code’) is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). The principles of the Banking Code as a whole are considered as a reference by ING Bank N.V. and their application is described in the publication ‘Application of the Dutch Banking Code by ING Bank N.V.’, available on the website of the Company (www.ing.com). regarding remuneration with respect to the members of its Executive Board, and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and Senior Management is compliant with these principles.

Dutch Insurers’ Code

The Dutch Insurers’ Code (‘Insurers’ Code’) is applicable to the Dutch subsidiaries of ING Insurance Eurasia N.V. pursuing insurance business and not to ING Group, ING Verzekeringen N.V. or ING Insurance Eurasia N.V. The Insurers’ Code can be downloaded from the website of the Dutch Association of Insurers (www.verzekeraars.nl). However, insurance companies that are part of a group (“concern”) can decide whether to apply all or parts of the Insurers’ Code at the group level. ING Insurance Eurasia N.V. voluntarily applies the corporate governance related principles of the Insurers’ Code. ING Insurance Eurasia N.V.’s remuneration policy for its Management Board and Senior Management is compliant with these principles. The application of the Insurers’ Code principles is described in the publication ‘Application of the Insurers’ Code by ING Insurance EurAsia’ available on the website of the Company (www.ing.com).

NYSE Requirements

For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see “Item 16G. Corporate Governance”. The summary of such significant differences is also available on the website of ING Group (www.ing.com).

CORPORATE ORGANIZATION

ING Group’s segments relate to the internal segmentation by business lines. As of 2012 the internal management reporting structure for the banking operations was changed in order to improve transparency and to reflect the impact of the divestments of ING Direct USA and ING Real Estate Investment Management. The segments have changed accordingly. The comparatives have been adjusted to reflect the new segment structure for the banking operations. ING Group identifies the following segments: Retail Netherlands, Retail Belgium, Retail Germany, Retail Rest of World, Commercial Banking, Insurance Benelux, Insurance Central and Rest of Europe, Insurance U.S., Insurance U.S. Closed Block VA and ING Investment Management. Retail Banking Germany (previously part of ING Direct) is now a separate segment. The remainder of ING Direct is combined with Retail Central Europe and Retail Asia into one new segment Retail Rest of World.

The Executive Board of ING Group, the Management Board of ING Bank N.V., the Management Board of Insurance Eurasia N.V. and the Board of ING U.S., Inc. set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board of ING Bank N.V., the Management Board Insurance Eurasia N.V. and the Board of ING U.S., Inc. For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.

BUSINESS LINES

Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2012, 2011 and 2010.

Retail Netherlands

ING in the Netherlands services over 8.2 million retail and private banking clients and approximately 585,000 Small and Medium Enterprises (“SME”) and Mid Corporate clients. Retail Banking reaches its individual customers through internet banking, mobile banking, telephone, call centres, mailings and branches. Using direct marketing methods, it leverages its position as a leading provider of current account services and payments systems to provide other financial services such as savings accounts, mortgage loans, consumer loans, credit card services, investment and insurance products. Mortgages are offered through a tied agents sale force and direct and intermediary channels.

ING Bank Netherlands operates through a branch network of approximately 275 branches and over 200 ING Service Points. It offers a full range of commercial banking activities and also life and non-life insurance products.

Retail Belgium

ING Belgium services over 2.1 million retail and private banking clients and almost 170,000 SME, Mid Corporate and Institutional clients.

ING Belgium provides banking, insurance (life, non-life) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 773 branches and direct banking channels (fully automated branches, home banking services and call centres).

ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors) to approximately 700,000 clients. ING Luxembourg, also part of ING Belgium, is well positioned as a universal bank and services over 100,000 clients.

Retail Germany

Retail Germany consists of ING-DiBa Germany, ING-DiBa Austria and Interhyp.

In Germany, one of our key markets in Europe, ING-DiBa is the third-largest bank in terms of number of customers and has been recognized as the country’s most favoured banking brand. ING-DiBa offers an easy to understand, high-service product range, with only 10 different products, 24 hours a day — the ingredients to meet all the main needs of its customers.

The German banking market is still very fragmented and offers ample room to expand ING-DiBa’s market position. Consistent growth was achieved in 2012 in all core products. At year-end, ING-DiBa served 7.8 million customers (compared with 7.5 million in 2011). Total client balances increased by EUR 13.6 billion and exceed EUR 166 billion at year-end 2012. This amount includes total funds entrusted of EUR 96.7 billion.

ING-DiBa Austria, which is reported under Retail Germany, reached the milestone of 500,000 customers in March 2012, while Interhyp — Germany’s biggest mortgage broker — was awarded ‘Best Mortgage Financer’, with best service, advice and price for the seventh time in a row. Interhyp expanded its local branches and tied-agents network by over 50 in 2012.

Retail Rest of World

Retail Rest of World (“Row”) comprises of the ING Direct business units in Australia, France, Italy and Spain. It also includes the ING banks in Turkey and India, and the retail activities of ING Bank Slaski (Poland) and ING Bank Romania, as well as the minority stakes in TMB Bank (Thailand) and Bank of Beijing (China).

In 2012, it was decided that ING Direct Canada and ING Direct UK would be divested as part of ING Group’s strategic repositioning. The ING Direct Canada transaction was closed in 2012 and the ING Direct UK transaction is expected to close in 2013. The other ING Direct businesses were not affected by these sales. The sale — announced in 2011 — of ING Direct USA closed in February 2012.

In line with the overall Retail strategy, the RoW countries invested much time and effort in developing the integrated distribution channels. Internet platforms were upgraded in Italy and Poland. An innovative online platform for the SME segment in Poland was awarded the best in its category. New projects in the mobile banking area were undertaken at all business units. In 2012, 719,882 customers were added. At year-end 2012, RoW served a total number of 11.3 million customers, excluding Bank of Beijing and TMB Bank.

Commercial Banking

ING Commercial Banking has a market-leading franchise in the Benelux and has a strong position in Central and Eastern Europe. Internationally, it is a leader in selected areas within Industry Lending and Financial Markets. It serves its clients, ranging from mid-sized enterprises to multinationals, also including governments and supranational organisations, through an extensive global network of operations in more than 40 countries.

ING offers a range of basic commercial banking services, such as lending, payments and cash management, leasing, factoring, treasury and foreign exchange products. It also provides more tailored solutions, including specialised and trade finance, structured financial markets products, corporate finance, mergers and acquisitions, and debt and equity capital markets advice.

Industry Lending

Our Industry Lending activity includes Structured Finance and Real Estate Finance. These are specialised commercial lending activities in which ING originates well-structured loans with an emphasis on achieving good risk adjusted returns.

General Lending and Transaction Services

Lending is core to building and supporting client relationships in Commercial Banking’s target markets, with both corporate and financial institution clients. ING established the Transaction Services business line within Commercial Banking in 2011, bringing together all the basic transaction banking products under one umbrella with the objective of providing a more integrated and effective product offering to clients across Europe. The products are Payments & Cash Management, Trade Finance Services, Working Capital Solutions, Securities Services, Bank Mendes Gans and Leasing and Factoring.

Financial Markets

Financial Markets (“FM”) is the global business unit that manages ING’s financial markets trading and sales businesses within Commercial Banking. Through 2012, FM was managed as two business lines: Clients and Products as the primary customer facilitation business line, and the discontinued Strategic Trading Platform (“STP”). In line with other de-risking activities, the STP business has been wound down over the last few years and was formally closed at the end of 2012. The remaining Clients and Products business has been re-named Financial Markets.

Bank Treasury, Real Estate and Other

Following the announcement in January 2012 that ING would combine all its treasury activities across all business lines within the Bank to adapt to new regulations and to execute ING’s balance sheet optimisation strategy, a central Bank Treasury business unit was established and became operational in June 2012. The Treasury and Asset and Liability Committee (“ALCO”) departments of Financial Markets were separated from the commercial (Clients and Products) business units to form a part of the new Bank Treasury business unit.

The Real Estate and Other division consists of the residual assets of the legacy businesses sold or discontinued within the former Real Estate Development and Real Estate Investment Management businesses, plus a number of General Lease operations which have been placed in ‘run-off’ in 2011 and 2012.

Insurance Benelux

ING’s life insurance products in the Benelux consist of a broad range of unit-linked, universal life, dedicated funds and variable annuity (“VA”) policies written for both individual and group customers. The VA product portfolio is managed by a dedicated team servicing business across Europe, servicing own and third-party distributors in Spain, Hungary, Italy, Belgium and Luxembourg.

ING is a prominent provider of (re-insured) company pension plans in the Netherlands. It also offers pension administration services under the AZL label and ‘Defined Contribution’ company pension solution ‘PPI’ in close cooperation with ING Investment Management and AZL.

In the Closed Book business, NN Services operates a standardized processing and IT system for several legacy lines of retail Life businesses. The business focus is on process rationalization, excellent customer service and lower policy costs.

NN Bank offers long-term savings and bank annuity products and introduced own mortgage origination under the Hypotheker brand in 2012.

ING Benelux’ non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, motor, disability, transport and third party liability. Nationale-Nederlanden has also a central product manufacturing service for property & casualty insurance, which delivers products for ING Bank in Belgium and in the Netherlands. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists and general practitioners).

Insurance Central and Rest of Europe

Insurance Central and Rest of Europe (“CRE”) has Life Insurance and pension operations in nine countries — Poland, the Czech Republic, Slovakia, Hungary, Romania, Bulgaria, Greece, Spain and Turkey. Together, these operations have about 3,600 employees, who serve over 9 million clients throughout the region.

CRE is operating in a region with long-term growth potential. Despite the challenging macro-economic environment in most countries — as a result of the ongoing European sovereign debt crisis — Insurance CRE recorded double digit sales growth in 2012 with lower expenses than in 2011. This was achieved through growth in most distribution channels, improved customer value propositions (new riders for health, cancer and critical illness) and improved service levels which were reflected in higher Net Promoter Scores.

CRE’s distribution base is becoming more multichannel. The region’s main distribution channel is still tied agents and CRE continues to enhance the effectiveness of this channel: giving customers professional advice and service. However, the majority of CRE’s new sales nowadays come from other channels, especially from brokers and banks.

CRE offers a wide array of customer value propositions and products, for example individual endowment, unit- linked, term and whole life insurance policies designed to meet specific customer needs. It also has employee benefits products as well as pension funds, that manage individual retirement accounts for individuals. The latter comprise both mandatory and voluntary retirement savings. Remaining a market-leading Life Insurer and pension provider in the region is an important goal towards building a sustainable growth engine, which means an engine geared for long-term success in the market. This motivates CRE to further improve the customer experience, deliver good value for money to customers as well as meet today’s and tomorrow’s compliance and risk requirements.

Insurance United States (excluding U.S. Closed Block VA)

ING U.S. is a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States as of 31 December 2012. ING U.S. operates its principal businesses through three business lines: Retirement Solutions, Investment Management and Insurance Solutions. Through these businesses, ING U.S. helps customers save, grow, protect and enjoy their wealth to and through retirement.

To prepare for its separation from ING Group and operate as a stand-alone public company, ING U.S. has undertaken various recapitalization initiatives to more closely align its capital structure — both at the ING U.S., Inc. holding company level and on a consolidated basis — with other U.S. public companies. ING U.S. completed the following steps in 2012 in connection with the recapitalization: (1) on 20 April 2012, it entered into a U.S. $ 5 billion senior unsecured credit facility with a syndicate of banks, which replaced financing that was either internally funded or guaranteed by ING Verzekeringen N.V. The credit facility was established on the basis of the stand-alone credit profile of ING U.S.; (2) on 13 July 2012, it issued U.S. $ 850 million principal amount of senior notes due 2022 in a private placement to institutional investors. Like the aforementioned senior unsecured credit facility, these notes were not guaranteed by ING Group or ING Verzekeringen N.V.; and (3) on 9 November 2012, it filed the initial S-1 with the Securities and Exchange Commission with further amendments filed on 23 January 2013 and 19 March 2013.

Building on its core strengths, ING U.S. intends to pursue strategies to deliver consistent earnings growth with attractive risk-adjusted returns while maintaining a strong balance sheet. The immediate focus of ING U.S.’s strategy is to improve the operating return on capital of its ongoing business, which comprises Retirement Solutions, Investment Management and Insurance Solutions. The results of the Investment Management business of ING U.S. are reported within the ING Investment Management segment of ING Insurance. As a result, the discussion below will focus on Retirement Solutions and Insurance Solutions.

ING U.S.’s Retirement Solutions business includes two product lines comprises two financial reporting segments: Retirement and Annuities. It provides an extensive product range addressing both the accumulation and income distribution needs of customers, through a broad distribution footprint of nearly 2,500 affiliated representatives and thousands of non-affiliated agents and third-party administrators (“TPAs”).

•

Retirement provides tax-deferred, employer-sponsored retirement savings plans and administrative services to more than 48,000 plan sponsors covering approximately 5.1 million plan participants in corporate, education, healthcare and government markets. Retirement also provides rollover IRAs, and other retail financial products as well as comprehensive financial advisory services to individual customers. ING U.S. serves a broad spectrum of employers ranging from small companies to the very largest of corporations and government entities. ING U.S. ranked second in the U.S. defined contribution (“DC”) plan market by number of record kept plan sponsors and third based on number of plan participants served, and fifth by assets under management and administration at 30 September 2012. ING U.S. also ranked third in the K-12 education market, and fourth in the higher education market by assets at 30 September 2012.

•

Annuities provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management sold through multiple channels.

ING U.S.’s Insurance Solutions business includes two product lines: Individual Life and Employee Benefits. It is one of the top providers of life insurance in the U.S. In its focus individual products, term and universal life, As of 30 September 2012 ING U.S. ranked fourth and eleventh, respectively, based on premiums sold. ING U.S. was also the fifth-ranked provider of medical stop loss coverage in the U.S. based on in-force premiums.

•

Individual Life provides wealth protection and transfer opportunities through universal, variable and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle-market through affluent market segments. The Individual Life distribution model is supported by independent life sales agents (over 2,200 independent general agents with access to over 93,000 producers), strategic distribution (over 30 independent managing directors supporting approximately 6,900 additional producers) and specialty markets (approximately 75 general agents with access to over 7,400 producers).

•

Employee Benefits provides stop loss, group life, voluntary employee-paid and disability products to mid-sized and large businesses. ING U.S. has 58 employee benefits sales representatives, across 19 sales offices, with average industry experience of 16 years.

Insurance U.S. Closed Block VA

In 2009, ING U.S. decided to cease sales of retail variable annuity products with substantial guarantee features (the last policies were issued in early 2010 and ING U.S. placed this portfolio in run-off). Subsequently, ING U.S. refined the hedging program to dynamically protect regulatory reserves and rating agency capital of the variable annuities block for adverse equity market movements. In addition, since 2010, ING U.S. has improved its balance sheet, added significant interest rate risk protection and has more closely aligned its policyholder behavior assumptions with recent experience, particularly regarding policy behavior for contracts that are “in the money”. ING U.S.’s focus in managing its Closed Block VA segment is on protecting regulatory reserves and rating agency capital from equity market movements via hedging and judiciously looking for opportunities to accelerate the run-off of the block, where possible.

ING Investment Management

ING IM is the principal investment manager of ING Group with activities in Europe, the Americas, Asia Pacific and the Middle East.

In January 2012, ING announced an update on the restructuring of the insurance and investment management businesses whereby it decided to review strategic options for its Asian insurance and investment management businesses. During the course of the year, ING announced the sale of its 33.3% stake in China Merchant Fund as well as the sale of ING Funds Berhad in Malaysia and ING IM Thailand. It also stated its intention to keep an ING IM presence in Singapore and Japan as part of the Europe-based ING IM organisation in order to protect global investment capabilities and key client relationships.

ING IM International opened offices in New York and Atlanta in 2012 to retain and build up its investment capabilities in the fixed income sphere. Given its geographic presence and the inclusion of ING IM Singapore and Japan in its governance, ING IM Europe began externally to refer to its business as ING IM International at the end of the year to signify the global scope of the business both in terms of its investment offering and distribution capabilities. ING IM International and ING IM U.S. will continue to operate as a partnership on an arm’s length basis. This arrangement began in 2011 to ensure continued commercial collaboration and cross-selling arrangements between the two businesses.

ING IM International and ING IM U.S. are preparing for separate futures with their respective Insurance counterparts, providing a wide variety of actively-managed strategies, investment vehicles and advisory services in all major asset classes and investment styles. Both businesses deliver a wide range of investment strategies and services to both ING Insurance U.S. and ING Insurance Europe as well to other retail and institutional clients including other ING affiliates.

PRINCIPAL GROUP COMPANIES

Reference is made to Exhibit 8 “ List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION

The banking, insurance, asset management and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in substantially all of the jurisdictions in which ING conducts business. As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving these countries.

Dutch Regulatory Framework

The Dutch regulatory system for financial supervision consists of prudential supervision — monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision — regulating institutions’ conduct in the markets. Prudential supervision is exercised by De Nederlandsche Bank (“DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”). In November 2012, the Financial Stability Commission was established to monitor macro-economic developments and, where necessary, issue recommendations to address financial stability concerns that are not directly within the scope of DNB and AFM supervision.

Global Regulatory Environment

There are a variety of proposals that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals is hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association and the Dutch Insurers Code established by the Association of Dutch Insurers, which detail a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks and insurers have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for executive and supervisory board members of financial institutions licensed in the Netherlands, which the Dutch government has introduced, effective per 1 January 2013. In this oath, the Executive and Supervisory Board members of the relevant ING entities licensed in the Netherlands, declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. If they break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management. The latter discussion could have a significant impact on business models and capital structure of financial groups.

In recent years, significant changes have been made to the supervisory structure within the European Union and to various capital and liquidity standards. Also, regarding topics such as remuneration, various national and international bodies have issued guidelines that need implementation. In December 2012, EU leaders agreed on setting up a Single Supervisory Mechanism (“SSM”), a mechanism composed of national competent authorities and the European Central Bank (“ECB”), as part of the prospective EU banking union. In the SSM, it is expected that the ECB will assume direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. The SSM is envisaged to take effect by 1 March 2014 or one year after the Regulation has entered into force and is designed for countries within the Eurozone, with the possibility of non-Eurozone member states to participate by means of close cooperation. While it is at this stage difficult to identify what the exact impact will be on ING Bank and ING Group, it is expected that the SSM will have a significant impact on the way ING’s banking operations are supervised in Europe.

ING Bank has set up an all-encompassing recovery planning process to enhance its readiness and decisiveness to tackle financial crises on its own strength. ING Bank’s recovery plan has been submitted to and approved by the DNB in November 2012 2012. Furthermore, in the course of 2012, DNB has requested ING Bank to prepare and submit information on the basis of which the Dutch resolution authorities will be able to develop a resolution plan. ING is diligently working towards providing this information and meeting the deadlines, end 2013, provided by DNB.

Financial institutions continue to be closely scrutinised by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations and standards. Bank regulators and other supervisory authorities in Europe, the U.S. and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner.

ING is fully committed to complying with all applicable sanction legislation and with all obligations and requirements under those applicable laws including freezing and reporting obligations with regard to transactions involving a U.S., EU or UN Sanction Targets. In addition ING designates specific countries as Ultra High Risk and prohibits client engagements and transactions (including payments or facilitation) involving those countries. Certain exceptions on this policy are allowed after express and case-specific consent, and provided that the applicable sanctions laws and regulations are met. At present, the specified countries are Myanmar, North Korea, Sudan (North Sudan and South Sudan), Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, U.S. and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

ING Bank has had a sanctions policy in place since 2007 and has a mandate to run down any existing commitments. As such, remaining exposure and contacts arise solely in the context of the Bank’s on-going efforts to run down the legacy portfolio of commitments.

ING Bank seeks to meet the standards and expectations of regulatory authorities and other interested parties (e.g. Governments / NGO bodies) through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices.

ING continuously enhances its compliance risk management programme to ensure that ING complies with international standards and laws.

Furthermore ING has an on-going objective to continuously strengthen the Financial Economic Crime (“FEC”) controls related to: Managing Anti-Money Laundering (“AML”), Combat Terrorist Financing (“CTF”); and Export Trade and Sanction risks. Hence ING implemented Policies on FEC that provide a clear statement on FEC in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities.

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the “U.S. Authorities”) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements during an 18 months period. As part of the settlement, ING Bank has paid a total penalty of EUR 473 million. As announced on 9 May 2012, ING Bank recognised a provision in the first quarter of 2012 by which this issue has been sufficiently covered. ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognized ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organization.

Enhancements implemented are designed with the aim to support the compliance culture and preventing practices of this nature occurring in the future.

Dodd-Frank Act

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which became law on 21 July 2010, represents an effort to comprehensively overhaul the regulation of U.S. financial institutions, and the structure certain U.S. financial markets, in response to the financial market crisis of 2008 and 2009. The Dodd-Frank Act includes a broad range of provisions with varying degrees of potential impact on ING’s U.S. and non-U.S. operations. Many key details of these provisions were left to rulemaking by U.S. financial regulators.

Those rules are still in the process of being promulgated, and the final shape of the rules — and thus the ultimate impact on ING’s U.S. and non-U.S. operations — therefore cannot currently be predicted.

The Dodd-Frank Act created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important nonbank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S. companies. If ING or its U.S. operations, or any part thereof, were designated as a systemically significant non-bank financial company by FSOC, then ING and its subsidiaries would be supervised by the Federal Reserve Board and would be subject to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and restrictions on proprietary trading. Failure to meet the requisite measures of financial condition applicable to an entity designated by FSOC as a systemically significant non-bank financial company could result in requirements for a capital restoration plan or capital raising; management changes; asset sales; and limitations and restrictions on capital distributions, acquisitions, affiliate transactions and/or product offerings. As we have previously announced, we anticipate divesting ING U.S. (which comprises U.S. Insurance and IM U.S.) through a base case of an IPO. An amended initial registration statement on Form S-1 was filed in January 2013. This divestiture, when completed, will substantially reduce the level of activity conducted in the U.S. by ING and its controlled subsidiaries, and, as a result, we believe will substantially reduce the likelihood that ING or any of its U.S. operations, or any part thereof, being designated as a nonbank financial company subject to regulation by the Federal Reserve Board. The designation by FSOC of ING or any part thereof (such as its U.S. operations) as a systemically significant non-bank financial company could materially and adversely impact ING as a whole and/or the parts of ING so designated. We cannot currently predict whether ING or its U.S. operations will be designated as a systemically significant non-bank financial company by FSOC.

The Dodd-Frank Act also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”.

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

ING uses the Advanced IRB Approach for credit risk, an internal VaR model for its trading book exposures and the Advanced Measurement Approach for operational risk. A Basel I regulatory floor of 90% has been applicable in 2008. As of 2009 the Basel I floor is based on 80% of Basel I RWA. A small number of portfolios are still reported under the Standardized Approach.

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III will strengthen the definition of capital that will have the effect of disqualifying many hybrid securities, potentially including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures have begun in 2012 and full implementation is targeted for 2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global SIFI” (“G-SIFI”), in November 2011 and November 2012, and by DNB and the Dutch Ministry of Finance as a “domestic SIFI” (“D-SIFI”) in November 2011.

For European banks these Basel III requirements will be implemented through the Capital Requirement Directive (“CRD”) IV, which might deviate in its final state from the original Basel III requirements. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital.

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

ING sold ING Direct USA to Capital One Financial Corporation, as further detailed in “Item 4 — Information on the Company — Changes in the Composition of the Group — Disposals occurred in 2012”. The transaction closed on 17 February 2012. ING no longer conducts retail banking in the United States.

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

For further information regarding compliance with relevant laws, regulations, standards and expectations by ING Bank and its business in certain specified countries, including the June 2012 settlements with certain U.S. authorities, see “Global Regulatory Environment” above.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), which was signed into law on 10 August 2012, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires us to disclose whether ING Group or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorization of the U.S. government.

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities owned by the Government of Iran. These positions remain on the books, but accounts related thereto are ‘frozen’

under applicable laws and procedures. Any interest or other payments ING Bank is legally required to make in connection with said positions are made into ‘frozen’ accounts. Funds can only be withdrawn by relevant Iranian parties from these ‘frozen’ accounts after due regulatory consent from the relevant competent authorities. ING Bank has strict controls in place to ensure that no unauthorized account activity takes place while the account is ‘frozen’. ING Bank may receive loan repayments, but all legacy loan repayments received by ING Bank have been duly authorized by the relevant competent authorities. For the relevant period, ING Bank had gross revenues of approximately EUR 58 million, which was principally related to legacy loan repayment, and ING Bank estimates that it had net profit of approximately EUR 395,000. ING Bank intends to terminate each of the legacy positions as the nature thereof and applicable law permits.

Canada

ING sold ING Direct Canada to Scotiabank, as further detailed in “Item 4 — Information on the Company — Changes in the Composition of the Group — Disposals occurred in 2012”. The transaction closed on 15 November, 2012. ING no longer conducts banking operations in Canada.

Asia/Pacific

Australia

ING’s banking activities are undertaken in Australia by ING Bank (Australia) Limited (trading as ING Direct) and ING Bank NV Sydney Branch. Banking activities in Australia are subject to licensing and regulation by the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). In addition ING entities are required to comply with the requirements under the Anti-Money Laundering and Counter Terrorism Financing Act that is subject to regulatory compliance oversight by the Australian Transaction Reports and Analysis Centre (“AUSTRAC”).

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

ING Bank (Australia) Limited (trading as ING Direct) is an Australian incorporated subsidiary which holds a Banking Licence, an Australian Financial Services licence (“AFSL”) and Australian Credit License (“ACL”). As ING Bank (Australia) Limited provides banking products and services to retail customers it is subject to stringent legislative and regulatory disclosure and conduct requirements. ING Bank (Australia) Limited must demonstrate compliance as a condition to maintaining its AFSL and ACL. As an Australian incorporated subsidiary, ING Bank (Australia) Limited is also required to comply with corporate disclosure requirements and securities exchange listing requirements.

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

In May 2012, the International Association of Insurance Supervisors (“IAIS”) published a proposed assessment methodology for designating global systemically important insurers (“G-SIIs”), as part of the global initiative to identify global systemically important financial institutions (“G-SIFIs”). The proposed methodology is intended to identify those insurers whose distress or disorderly failure, because of their size, complexity and interconnectedness, would cause significant disruption to the global financial system and economic activity. Based on the information obtained from the IAIS, the Financial Stability Board (“FSB”) will make final recommendations in consultation with national supervisory authorities. As one class of G-SIFIs, insurers identified as G-SIIs would be subject to additional policy measures, which are likely to include additional capital requirements, enhanced supervision and additional measures to improve the degree of self-sufficiency of G-SII’s different business segments. An initial list of G-SIIs is expected to be published by the FSB in April 2013, with annual updates thereafter. The costs and impact on us may further increase if ING Insurance is identified as a G-SII in the future.

The European Commission, jointly with Member States and EIOPA (European Insurance and Occupational Pensions Authority), is carrying out a fundamental review of the regulatory regime of the insurance industry — the Solvency II project. Solvency II will introduce economic risk-based solvency requirements across all EU Member States. These new solvency requirements will be more risk-sensitive and more sophisticated than in the past, thus enabling a better coverage of the real risks run by any particular insurer. Also, Solvency II will introduce new governance requirements and requirements relating to supervisory reporting and disclosure. The directive (level 1 text) was approved of by the Council in November 2009. As regards the level 2 text (delegated acts by the European Commission and/or implementing technical standards by EIOPA and the European Commission) and level 3 text (guidance by EIOPA), the work is advancing. In 2012, the initial implementation date of 31 October 2012 was delayed to 1 January 2014, but the current expectations are that this deadline will be delayed even further. It is not known yet what the new implementation date will be. This delay is caused inter alia by ongoing negotiations between the European Parliament, Council and Commission on the final level 2 text and the Omnibus II-Directive, which directive will amend certain provisions of the level 1 text. The negotiations inter alia concern finding appropriate solutions for the treatment of long term guarantees in the SII-framework. Hence, there is significant uncertainty regarding the timeline and final outcome of this process and we are unable to predict precisely how the regulations resulting from such initiatives and proposals could affect the insurance industry generally or our results of operations, financial condition and liquidity in particular. Nevertheless, in 2012, ING Insurance/Investment Management has invested much attention and effort in preparing itself to meet the Solvency II legal requirements. Both in the head office and in the business units, many activities have taken place in parallel to upgrade our existing practices of risk measurement, of risk management and of reporting to the level that meet the demands posed. In the coming period, ING will continue to take an active role in discussions with the industry and other stakeholders on the development of a European framework that is more robust. For more information, see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business — Solvency II”.

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

ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2012.

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

Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including federal privacy legislation which requires safeguarding and maintaining the confidentiality of customer information, federal tax laws relating to insurance and annuity product taxation, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. In addition, a number of the products issued by ING Group’s U.S. insurance companies are regulated as securities under state and federal law. Finally, a variety of U.S. retirement savings products and services may be subject to Department of Labor regulation under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Finally, the Dodd Frank Act (described above) and the regulations that are promulgated to implement it could have an impact on ING’s U.S. insurance operations if they are deemed “systematically significant”. The newly created Federal Insurance Office within the Treasury Department is not expected to act as a federal domestic insurance regulator, but it could nonetheless impact ING’s U.S. insurance operations if it negotiates binding international insurance agreements affecting U.S. carriers.

Mexico

ING’s mortgage business in Mexico is subject to general rules and detailed regulations under Mexican federal law. In December 2012, our Mexican subsidiary in charge of the mortgage business, converted from a Non-Related Limited Purpose Financial Company (Sociedad Financiera de Objeto Limitado No-Vinculada) to a Non-Regulated Multi-Purpose Financial Company (Sociedad Financiera de Objeto Múltiple No Regulada). As a result of the conversion, this entity is governed by the General Law of Ancillary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares de Crédito) and General Law of Commercial Companies.

The Commerce Code, the Foreign Investment Law, Income Tax Laws and regulations issued by the Ministry of Finance, such as anti-money laundering provisions, are also applicable to this entity.

In addition, the National Banking Commission (CNBV) and the National Commission for the Protection and Defense of the Users of Financial Services (CONDUSEF) regulate ING as a Non-Regulated Multi-Purpose Financial Company in regards to anti-money laundering matters and the services provided to clients in Mexico. This entity is also subject to a mandatory annual audit of its financial statements and tax reports by independent auditors.

Argentina

In May 2009, ING sold 100% of its stake in the insurance annuities business in Argentina.

ING is in the final stage of the process of liquidating Nationale-Nederlanden Cía de Seguros de Vida (INGIA), a legacy company which is a branch of Nationale-Nederlanden Life in Holland. In late 2004, ING sold the insurance portfolio of this company. Currently INGIA is winding down the entire business, with the completion expected to occur in the middle of 2013.

Private pension fund businesses in Argentina were nationalized on 9 December 2008, pursuant to law 26.425. This law ordered all Private Pension Fund Managers (“AFJP”) to transfer the pension funds they then held to the ANSES (“Administración Nacional de la Seguridad Social”), the Argentine State social security system. As a result of the nationalization of the Argentine pension fund system, ANSES has taken over control of the private pension funds and ING’s Argentine AFJP will ultimately be liquidated. During this liquidation process, the AFJP is regulated by the General Inspection of Justice (“Inspección General de Justicia”).

Asia/Pacific

While the insurance regulations in Asia Pacific vary from country to country, these regulations are designed to protect the interests of policyholders. Most jurisdictions in which ING operates have regulations governing solvency standards, capital and reserves level, permitted investments, business conduct, sales intermediaries licensing and sales practices, policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain marketing expenses. In general, insurers are required to file detailed financial statements with their regulators. Regulators have power to conduct regular or specific examinations of the insurers’ operations and accounts and request for information from the insurers.

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

South Korea

ING Group’s South Korean insurance companies are subject to supervision by the Financial Services Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”), the main financial regulator in Korea. In addition, insurance companies are — as all companies doing business in Korea — subject to the Korea Fair Trade Commission (“KFTC”)’s authority on antitrust and unfair trade matters. Another body, the Korean Insurance Development Institute (“KIDI”) established under the Insurance Business Law (“IBL”), calculates net insurance premium rates that insurance companies can apply and reports such premium rates to the FSC. The KIDI also confirms insurance companies’ methods of calculating insurance premiums and the liability reserve in relation to new products and revisions of existing products. Since April 2007, the FSS adopted the Risk Assessment and Application System to strengthen insurance risk management system of insurance companies. The IBL has been amended comprehensively as of January 2011, to strengthen consumer protection while liberalizing regulation on asset management and product development process, among others.

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

Other federal laws affect ING’s U.S. financial services businesses in a variety of ways, including federal and state privacy legislation that requires safeguarding and confidentiality of customer information, federal tax laws, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. Certain sales and solicitation practices are also subject to U.S. Department of Labor and state regulation and disclosure obligations as well.

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the U.S. federal or state governments or agencies, or civil sanctions and administrative penalties imposed by the Securities and Exchange Commission, the state securities regulators, or FINRA. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.

COMPETITION

ING is a global financial institution of Dutch origin with presence in more than 40 countries, currently offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base.

We are concentrating on our position as a strong European bank with attractive home market positions in Northern Europe and growth options in Central and Eastern Europe and Asia, while creating an optimal base for independent futures for our insurance operations (including investment management). We aim to deliver financial products and services in the way our customers want them delivered: with exemplary service, convenience and at competitive prices.

The mature markets of the Netherlands, Belgium, the Rest of Europe, North America and Australia are characterised by a high degree of competition. In emerging markets the degree of competition between companies from mature markets and local players has risen rapidly in the past few years. In both mature and emerging markets ING and its competitors have sought to form alliances and strategic relationships with local institutions, which are becoming more and more sophisticated and competitive.

As described under “Group Strategy” above, ING was required to develop and submit the Restructuring Plan to the EC following the Dutch state aid received in 2008/2009. This Restructuring Plan was amended significantly in 2012. The Restructuring Plan includes restrictions on acquisitions and price leadership for certain products in the EU markets, and ING is also required to carry out certain commitments, including repaying the state aid received from the Dutch State. Such measures could affect our ability to competitively price our products and to further compete with other industry players that are not subject to such restrictions.

In the long run, competition in the financial services industry in both mature and emerging markets will continue to be based on factors such as customer service, price, products offered, financial strength, brand recognition, scope of distribution systems and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes that over the coming years ING’s major competitors will be the leading global European, American and Asian commercial banks, insurance companies, asset management and other financial-services companies. However, competition has become less global and more regional. In the last few years financial services providers around the world have increasingly focused their efforts on certain home markets. ING is no exception to this

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A” (with a negative outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A3” (with a negative outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with a negative outlook) by Fitch Ratings (“Fitch”).

ING Bank N.V.’s long-term senior debt held a “A+” (with a negative outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “A2” (with a negative outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a negative outlook) by Fitch Ratings, Ltd.

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

All ratings are provided as of 18 March 2013, and are still current at date of filing.

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

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates. See “Item 3. Key information — Risk Factors” for more factors that can impact ING Group’s results of operations.

Financial environment

In 2012 the external environment continued to have an impact on ING as the euro sovereign debt crisis in the Eurozone maintained a challenging economic and financial market environment for a major part of the year. This led to international capital and money markets not functioning in the manner they would in more normal circumstances. This had repercussions (for us, our industry and the broader economy) especially in Europe where funding for governments and financial institutions continues to be difficult in certain markets. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results reference is made to the section “Risk Management” and Note 4 in Note 2.1 to the consolidated financial statements, which also includes details on the sovereign debt crisis.

General market conditions

Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets. In addition, in a number of our European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been, or in the coming years are expected to be, curtailed. Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance is, due to its distribution networks, the quality and diversity of its products and its investment management expertise well positioned to benefit from these developments. In addition, the emerging markets in which ING Insurance has insurance operations generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance operations in these emerging markets provide ING Insurance with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which ING Insurance operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.

Fluctuations in equity markets

Our insurance and asset management operations are exposed to fluctuations in equity markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on the performance and value of the portfolio. In addition, fluctuations in equity markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. Furthermore, equity markets have an impact on technical provisions related to our variable annuities portfolio. Our direct shareholdings that are classified as investments are exposed to fluctuations in equity markets. The securities we hold may become impaired in the case of a significant or prolonged decline in the fair value of the security below its cost. Our banking operations are exposed to fluctuations in equity markets. ING Bank maintains an internationally diversified and mainly client-related trading portfolio. Accordingly, market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions and trading results. In addition to this, ING Bank also maintains equity investments in its own non-trading books. Fluctuations in equity markets may affect the value of these investments.

Fluctuations in interest rates

Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and future interest earnings and economic value of the bank’s underlying banking portfolios on the other hand. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking longer term operations’ net interest income and trading results to be affected by changes in interest rates.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities for our own account and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Polish Zloty, Korean Won and the Indian Rupee into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-euro currencies are translated into euro by monthly hedging. See Note 25 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. The translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

For the years 2012, 2011 and 2010, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

Average
	4Q 2012	3Q 2012	2Q 2012	1Q 2012

U.S. dollar	1.303	1.260	1.289	1.323
Australian dollar	1.253	1.215	1.265	1.259
Canadian dollar	1.293	1.258	1.297	1.324
Pound sterling	0.808	0.795	0.813	0.837
Japanese yen	106.304	98.847	103.318	104.628
South Korean won	1,416.763	1,424.028	1,477.039	1,498.021
Turkish lira	2.334	2.275	2.320	2.373
Polish zloty	4.107	4.160	4.243	4.243

	4Q 2011	3Q 2011	2Q 2011	1Q 2011

U.S. dollar	1.343	1.417	1.449	1.378
Australian dollar	1.327	1.349	1.359	1.357
Canadian dollar	1.372	1.395	1.397	1.358
Pound sterling	0.857	0.883	0.888	0.865
Japanese yen	104.222	110.315	118.177	113.084
South Korean won	1,540.686	1,544.925	1,561.218	1,538.012
Turkish lira	2,464	2.437	2.275	2.168
Polish zloty	4.440	4.141	3.973	3.966

	4Q 2010	3Q 2010	2Q 2010	1Q 2010

U.S. dollar	1.347	1.290	1.285	1.386
Australian dollar	1.376	1.431	1.450	1.541
Canadian dollar	1.371	1.347	1.322	1.452
Pound sterling	0.857	0.834	0.856	0.884
Japanese yen	110.883	110.502	118.316	126.568
South Korean won	1,531.253	1,530.355	1,495.789	1,600.933
Turkish lira	2.000	1.957	1.976	2.097
Polish zloty	3.999	4.034	3.996	3.997

	Year-end
	2012	2011	2010

U.S. dollar	1.319	1.295	1.338
Australian dollar	1.272	1.273	1.314
Canadian dollar	1.313	1.320	1.334
Pound sterling	0.816	0.836	0.862
Japanese yen	113.634	100.196	108.745
South Korean won	1,402.888	1,500.636	1,500.388
Turkish lira	2.357	2.436	2.067
Polish zloty	4.083	4.468	3.959

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 4 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

Critical Accounting Policies

See Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

The section Group Overview on next page presents the consolidated results of ING Group in accordance with IFRS-ASB. ING Group evaluates the results of its segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments, discontinued operations and special items. The section Segment Reporting on next page presents the segment results on the basis of the performance measure underlying result. For further information on underlying result for the banking and insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 52 of Note 2.1 to the consolidated financial statements.

GROUP OVERVIEW

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2012, 2011 and 2010:

IFRS-IASB Consolidated Income Statement	2012	2011	2010
	(in EUR millions)

Income from banking operations:
Interest income	61,297	66,181	69,687
Interest expense	49,329	52,724	56,271

Net interest result	11,968	13,457	13,417
Commission income	2,133	2,496	2,633
Investment and Other income	1,145	573	1,090

Total income from banking operations	15,246	16,526	17,139

Income from insurance operations:
Premium income	20,277	20,279	21,280
Commission income	1,405	1,421	1,384
Investment and Other income	5,007	7,433	5,371

Total income from insurance operations	26,689	29,133	28,035

Total income (1)	41,788	45,309	44,838

Total expenditure from banking operations	11,969	11,881	11,904
Total expenditure from insurance operations	26,927	29,741	30,217

Total expenditure (1)	38,748	41,271	41,785

Result before tax from banking operations	3,277	4,647	5,235
Result before tax from insurance operations	-238	-608	-2,182

Result before tax	3,040	4,038	3,053
Taxation	578	890	994
Result from discontinued operations (2)	908	1,673	405
Minority interests	111	81	97

Net result IFRS-IASB	3,259	4,740	2,367

Underlying net result from banking operations	1,513	1,951	3,394
Underlying net result from insurance operations	456	-230	-1,252

Underlying net result	1,969	1,720	2,141
Divestments (3)	1,443	1,286	886
Result from discontinued operations (2)	550	678	405
Result from disposal of discontinued operations (2)	358	995
Special items (4)	-1,060	60	-1,065

Net result IFRS-IASB	3,259	4,740	2,367

1)	Including intercompany eliminations
2)	Reference is made to Note 26 “Discontinued operations” for more information on discontinued business.
3)	Divestments Bank: sale ING Direct USA (EUR 489 million, 2012, EUR 332 million, 2011, EUR 308 million, 2010), sale ING Direct UK (EUR -260 million, 2012), Sale ING Direct Canada (EUR 1,219 million, 2012, EUR 76 million, 2011, EUR 97 million, 2010), sale REIM (EUR 453 million, 2011, EUR 23 million, 2010), sale Car Lease (EUR 405 million, 2011, EUR 57 million, 2010), sale Philippines (EUR 29 million, 2011) sale Private Banking Swiss (EUR 73 million, 2010), sale Private Banking Asia (EUR 334 million, 2010), sale Summit Canada (EUR -6 million, 2010). Divestments Insurance: sale IM Australia (EUR 26 million, 2011), Sale PALIC China (EUR 29 million, 2011), Other (sale EUR -5 million, 2011), sale joint-venture Brasil (EUR 22 million, 2010) sale Industry Pension Funds (EUR -19 million, 2012, EUR 4 million, 2010), sale Greece Non-life (EUR -4 million, 2010), sale U.S. (EUR -12 million, 2010), sale Argentina (EUR 15 million, 2012, EUR -4 million, 2011, EUR -17 million, 2010).
4)	Special items Bank: new Dutch employee pension scheme (EUR 218 million, 2012), settlement with U.S. authorities (EUR -386 million, 2012), Liability Management transaction (EUR 647 million, 2011), separation and IPO preparation costs (EUR -37 million, 2012, EUR -48 million, 2011, EUR -43 million, 2010), Retail Netherlands strategy (EUR -33 million, 2012, EUR -106 million, 2011, EUR -180 million, 2010), restructuring provisions and other (EUR -390 million, 2012, EUR -212 million, 2011, EUR -116 million, 2010). Special items Insurance: new Dutch employee pension scheme (EUR 87 million, 2012), goodwill impairment Benelux (EUR -48 million, 2012), Liability Management transaction (EUR -30 million, 2012, EUR 71 million, 2011), separation and IPO preparation costs (EUR -131 million, 2012, EUR -153 million, 2011, EUR -41 million, 2010), restructuring provisions and other (EUR -309 million, 2012, EUR -145 million, 2011, EUR -177 million, 2010), goodwill impairment U.S. (EUR -510 million, 2010).

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating environment remained challenging throughout 2012, with volatile financial markets and an uncertain macroeconomic environment. Against this backdrop, ING Group’s 2012 net result declined to EUR 3,259 million from a net result of EUR 4,740 million 2011. ING’s 2012 net result includes EUR 1,443 million of divestments, and EUR -1,060 million of special items.

Underlying net result for 2012 was EUR 1,969 million, an increase of 14.5% from EUR 1,720 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestment, discontinued operations and special items.

Year ended 31 December 2011 compared to year ended 31 December 2010

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated further in the second half of the year. The prolonged weakness of the economic recovery and its impact on local and capital markets were especially prominent in the fourth quarter. Despite this difficult context, ING Group’s full-year results improved in 2011 compared with 2010. The full-year 2011 net result was EUR 4,740 million compared with a net result of EUR 2,367 million in 2010.

Underlying net result for 2011 was EUR 1,720 million, down 19.7% from EUR 2,141 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestments, discontinued operations and special items.

SEGMENT REPORTING

ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. ING Group evaluates the results of its segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments, discontinued operation and special items.

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

With regard to insurance activities, ING Group analyses the underlying result through a margin analysis, which includes the following components:

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

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, Variable Annuities/Fixed Indexed Annuities (“VA/FIA”) Guaranteed Benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

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

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs — it includes mortality, morbidity and surrender results; and

•	Non-modelled which is immaterial and includes parts of the business for which no margins are provided.

As of the fourth quarter of 2010, the Legacy Variable Annuity business in the U.S. has been reported and analysed separately from the other U.S. business in the internal management reporting. Therefore as of 1 October 2010 ING has reported the Insurance U.S. Legacy VA business as a separate business line to improve the transparency of the ongoing business. ING Group’s accounting policy for reserve adequacy requires each segment to be adequate at the 50% confidence level. The separation of the Legacy VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Insurance US Closed Block VA business line to the 50% level. This charge is reflected as a DAC write-down of EUR 975 million before tax. For 2011 the impact of the assumption adjustments includes a charge of EUR 177 million to restore the reserve adequacy of the Insurance U.S. Closed Block VA business line to the 50% level at 31 December 2011.

For further information on underlying result for the banking and insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 52 of Note 2.1 to the consolidated financial statements

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking (CL) to the underlying net result for each of the years 2012, 2011 and 2010. As of 2012 the internal management reporting structure for the banking operations was changed in order to improve transparency and to reflect the impact of the divestments of ING Direct USA and ING Real Estate Investment Management. The segments have changed accordingly. The comparatives have been adjusted to reflect the new segment structure for the banking operations. In 2011, ING Group identified the following segments for banking operations: Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking (excluding Real Estate) and ING Real Estate. Retail Banking Germany (previously part of ING Direct) is now a separate segment. The remainder of ING Direct is combined with Retail Central Europe and Retail Asia into one new segment Retail Rest of World. ING Real Estate is included in Commercial Banking. The results of the IABF state loan (part of ING Direct USA which was not sold) is reported in the underlying result of the Corporate Line.

(EUR millions) 2012	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
• Net interest result	3,377	1,723	1,141	1,788	3,422	260	11,712
• Commission income	485	335	87	328	907	19	2,162
• Total investment and other income	35	136	-36	-381	-222	-19	-488

Total underlying income	3,897	2,194	1,193	1,735	4,107	260	13,386

Underlying expenditure
• Operating expenses*	2,353	1,418	669	1,714	2,436	311	8,900
• Additions to loan loss provision	665	168	83	251	955		2,122

Total underlying expenditure	3,018	1,586	752	1,965	3,391	311	11,023

Underlying result before taxation	878	609	441	-230	716	-50	2,363
Taxation	219	169	161	37	200	-26	760
Minority interests			1	66	23		91

Underlying net result	660	439	278	-333	492	-24	1,513
Divestments				1,449			1,449
Special items	-284	-22			-129	-193	-628

Net result	376	417	278	1,116	363	-218	2,333
*	including intangibles amortization and other impairments

(EUR millions) 2011	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
• Net interest result	3,612	1,606	1,247	1,829	3,739	-58	11,975
• Commission income	481	336	117	331	977	-13	2,230
• Total investment and other income	52	88	-230	-185	-1,075	50	-1,298

Total underlying income	4,145	2,031	1,134	1,975	3,641	-20	12,907

Underlying expenditure
• Operating expenses*	2,428	1,432	648	1,636	2,527	153	8,824
• Additions to loan loss provision	457	145	91	167	477		1,336

Total underlying expenditure	2,885	1,577	740	1,803	3,004	153	10,161

Underlying result before taxation	1,261	455	395	172	637	-173	2,746
Taxation	317	108	134	37	128	-7	717
Minority interests			1	59	19		79

Underlying net result	944	347	259	76	490	-166	1,951
Divestments	12	2		408	873		1,295
Special items	-246	-12			-80	620	281

Net result	710	337	259	484	1,283	454	3,527
*	including intangibles amortization and other impairments

(EUR millions) 2010	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
• Net interest result	3,816	1,608	1,070	1,818	3,672	-25	11,958
• Commission income	498	345	118	342	939	-13	2,228
• Total investment and other income	-4	95	-17	32	144	232	483

Total underlying income	4,310	2,047	1,171	2,192	4,755	193	14,669

Underlying expenditure
• Operating expenses*	2,376	1,345	609	1,548	2,643	145	8,666
• Additions to loan loss provision	560	160	120	118	490		1,448

Total underlying expenditure	2,936	1,505	729	1,666	3,133	145	10,114

Underlying result before taxation	1,374	542	442	526	1,622	49	4,555
Taxation	361	91	139	143	359	-1	1,092
Minority interests		-6	1	42	33		70

Underlying net result	1,013	458	302	340	1,231	50	3,394
Divestments	16	75		739	56		886
Special items	-232	-13			-65	-30	-340

Net result	797	520	302	1,079	1,221	20	3,940
*	including intangibles amortization and other impairments

Year ended 31 December 2012 compared to year ended 31 December 2011

Underlying result before tax declined by 13.9% to EUR 2,363 million in 2012, from EUR 2,746 million in 2011. This decline in result was partially mitigated by EUR 526 million less negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium. These fair value changes are mainly caused by changes in market interest rates. As explained on page 3, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax dropped 22.0% to EUR 3,219 million in 2012 from EUR 4,128 million in 2011. This decline mainly reflects higher risk costs due to the weak economic and business fundamentals, negative credit and debt valuation adjustments (CVA/DVA), and the new Dutch Bank levy. In 2012, the result furthermore included EUR 601 million of losses from pro-active de-risking in the European debt securities portfolio, while the result in 2011 included EUR 181 million of de-risking losses and EUR 588 million of impairments on Greek government bonds. CVA/DVA adjustments in Commercial Banking and the Corporate Line had a negative impact of EUR 587 million in 2012, mainly reflecting a tightening of ING Bank’s credit spread, compared with EUR 275 million of positive CVA/DVA impacts in 2011. Excluding these and other market-related items, underlying result before tax was 14.0% lower, fully attributable to higher risk costs.

Net result from banking operations declined to EUR 2,333 million in 2012 from EUR 3,527 million in 2011. In 2012, the sale of ING Direct Canada and ING Direct USA as well as the expected loss on the announced sale of ING Direct UK, resulted in a total net gain of EUR 1,365 million, while the operating net results from the divested units amounted to EUR 84 million. In 2012, special items after tax were EUR -628 million, mainly related to a settlement with authorities in the United States, various restructuring programs, including further restructuring in Retail Netherlands and Commercial Banking, and costs related to the separation of Bank and Insurance. These negative impacts were partly offset by a provision release following the announcement of the new Dutch employee pension scheme. In 2011, the divestment of ING Real Estate Investment Management, ING Car Lease and IIM Philippines resulted in a net gain of EUR 821 million, while the operating net results from the divested units amounted to EUR 474 million. Special items after tax were EUR 281 million positive in 2011, driven by the EUR 647 million net gain on the liability management transaction that was completed in December 2011. The gain was partly offset by special items from various restructuring programs, including the strategic measures taken in Retail Netherlands and Commercial Banking as well as additional costs for the merger of the Dutch retail banking activities, and costs related to the separation of Bank and Insurance.

Total underlying income improved by 3.7% to EUR 13,386 million in 2012 from EUR 12,907 million. The underlying net interest result decreased by 2.2% to EUR 11,712 million. The main reasons for this decrease were lower interest results on savings, reflecting the low interest rate environment, and the impact of de-risking, and higher liquidity costs as the Bank lengthened its funding profile. The underlying interest margin declined to 1.32%, from 1.38% in 2011. Commission income fell 3.0% to EUR 2,162 million, mainly in Commercial Banking. Total investment and other income improved to EUR -488 million, from EUR -1,298 million in 2011. The improvement by the aforementioned EUR 526 million lower negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, a EUR 323 million gain on the sale of ING’s equity stake in Capital One, lower combined losses from impairments and de-risking in the European debt securities portfolio and improved performance at Bank Treasury, partly offset the negative swing in CVA/DVA adjustments.

Underlying operating expenses increased slightly, by 0.9% to EUR 8,900 million, compared with EUR 8,824 million in 2011. The increase was mainly due to inflationary and regulatory pressure, including the EUR 175 million Dutch Bank levy, partly offset by strong cost control and lower impairments on real estate development projects. The underlying net addition to the provision for loan losses increased to EUR 2,122 million, from EUR 1,336 million in 2011. Risk costs were 73 basis points of average risk-weighted assets compared with 48 basis points in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

Underlying result before tax declined to EUR 2,746 million in 2011 from EUR 4,555 million in 2010. This decline was partially caused by higher negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium of EUR 787 million. These fair value changes are mainly a result of changes in market interest rates. As explained on page 3, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, underlying result before tax dropped 19.8% to EUR 4,128 million from EUR 5,150 million in 2010, mainly reflecting the impact of the sovereign debt crisis in Europe. The decline was mainly due to EUR 588 million of impairments on Greek government bonds and EUR 181 million of losses on selective de-risking at Retail Germany and Retail Rest of World, while the previous year included EUR 275 million of capital gains on the sale of two Asian equity stakes. Also excluding these items, underlying result before tax slightly rose by 0.5%.

Net result from banking operations declined to EUR 3,527 million in 2011 from EUR 3,940 million in 2010. In 2011, divestments of ING Real Estate Investment Management, ING Car Lease and IIM Philippines have resulted in a net gain of EUR 821 million, while the operating net results from divested units amounted to EUR 474 million. In 2011, special items after tax were EUR 281 million positive, driven by the EUR 647 million net gain on the liability management transaction that was completed in December 2011. The gain was partly offset by special items from various restructuring programs, including the strategic measures taken in Retail Netherlands and Commercial Banking as well as additional costs for the merger of the Dutch retail banking activities, and costs related to the separation of Banking and Insurance. In 2010, divestments included the gains on the sale of the Swiss and Asian Private Banking activities and the sale of Summit in Canada as well as the operating net results from divested units, while special items were related to the Bank’s previous restructuring programs.

Total underlying income declined 12.0% to EUR 12,907 million in 2011 from EUR 14,669 million in 2010. The underlying net interest result was practically stable at EUR 11,975 million, despite a small increase in volumes. The underlying interest margin however declined slightly to 1.38% from 1.39% in 2010. Commission income remained flat on 2010, as increases in Commercial Banking (mainly Industry Lending) were offset by declines in Retail Banking. Total investment and other income was EUR -1,298 million compared with EUR 483 million in 2010, whereas EUR 787 million of the decline was caused by higher negative fair value changes on derivatives related to asset-liability-management activities as mentioned above. The remaining decline was entirely due to the above-mentioned impairments on Greek government bonds and losses on selective de-risking at Retail Germany and Retail Rest of World taken in 2011, while 2010 included the capital gains on the sale of two Asian equity stakes.

Underlying operating expenses, which includes intangibles amortization and other impairments, increased by 1.8% to EUR 8,824 million, mainly due to specific investments in the business and a modest year-on-year increase in staff costs. This was largely offset by stringent cost control and lower impairments on real estate development projects. The underlying net addition to the provision for loan losses declined 7.7% to EUR 1,336 million from EUR 1,448 million in 2010. Risk costs in 2011 were 48 basis points of average risk-weighted assets compared with 49 basis points in 2010.

The Banking business lines are analyzed using underlying result before tax in a format that is similar to the IFRS-IASB profit and loss account.

RETAIL NETHERLANDS

	Retail Netherlands
	2012	2011	2010
	(in EUR millions)
Underlying income:
Interest result	3,377	3,612	3,816
Commission income	485	481	498
Investment income and other income	35	52	-4

Total underlying income	3,897	4,145	4,310

Underlying expenditure:
Operating expenses	2,353	2,428	2,376
Additions to the provision for loan losses	665	457	560

Total expenditure	3,018	2,885	2,936

Underlying result before tax	878	1,261	1,374
Taxation	219	317	361
Minority interests

Underlying net result	660	944	1,013
Divestments		12	16
Special items	-284	-246	-232

Net result	376	710	797

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Netherlands underlying result before tax dropped 30.4% to EUR 878 million in 2012 compared with EUR 1,261 million in 2011, mainly due to lower income and higher additions to the provision for loan losses. The underlying income decreased by 6.0% to EUR 3,897 million in 2012, particularly due to a 6.5% decline in interest result. The interest margin on savings and current accounts declined as a reduction in client savings rates could not fully offset a lower return from the investment portfolio due to lower interest rates. Funds entrusted showed a strong net inflow of EUR 9.0 billion, supported by successful marketing campaigns. The net production in residential mortgages was EUR 1.8 billion, while interest margins improved slightly. Other lending, mainly business lending, declined by EUR 3.0 billion as demand for credit remained low. Operating expenses decreased by 3.1% to EUR 2,353 million in 2012, mainly reflecting the implementation of the cost-reduction programme announced in November 2011. Risk costs increased to EUR 665 million, or 133 basis points of average risk-weighted assets, mainly due to higher net additions in the mid-corporate and SME segments, and higher risk costs on mortgages reflecting lower house prices.

Underlying net result declined to EUR 660 million in 2012 compared with EUR 944 million in 2011. The net result also decreased to EUR 376 million in 2011 from EUR 710 million in 2011. Special items after tax in 2012 were EUR -284 million, mainly related to the Case for Change initiative, which was followed by a second phase of strategic initiatives in the fourth quarter of 2012, additional costs for the combining of ING Bank and Postbank, and restructuring at WestlandUtrecht Bank. Special items in 2011 were EUR -246 million, mainly related to the Case for Change initiative as well as additional costs for the combining of ING Bank and Postbank and the operational and legal separation of WestlandUtrecht Bank. Divestments in 2011 related to the operating net results of the divested ING Car Lease activities.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Retail Netherlands decreased 8.2% to EUR 1,261 million in 2011 from EUR 1,374 million in 2010, principally driven by lower income and higher expenses, partly offset by a decrease in risk costs. Total underlying income decreased 3.8% to EUR 4,145 million in 2011. This decrease was mainly the result of a 5.3% decline in interest result, due to increased competition for savings putting pressure on margins. Net production in residential mortgages was EUR 3.6 billion, while volumes in other lending decreased EUR 0.2 billion and margins declined. Funds entrusted increased EUR 3.1 billion, mainly driven by a successful marketing campaign for a one-year deposit in the fourth quarter. Operating expenses rose 2.2% to EUR 2,428 million in 2011, mainly as a consequence of higher pension costs following updated mortality tables and an impairment on software in WestlandUtrecht Bank. The addition to loan loss provisions decreased 18.4% to EUR

457 million, or 93 basis points of average risk-weighted assets, mainly due to lower additions for specific files in the mid-corporate and SME segments, although the level started to increase again in the last quarter of 2011.

Underlying net result decreased to EUR 944 million in 2011 from EUR 1,013 million in 2010. The net result declined to EUR 710 million in 2011 compared with EUR 797 million in 2010. In 2011, special items after tax amounted to EUR -246 million, mainly related to the Case for Change initiative as well as additional costs for the combining of ING Bank and Postbank and the operational and legal separation of WestlandUtrecht Bank. Special items in 2010 were EUR -232 million, mainly related to the Retail Netherlands Strategy (combining ING Bank and Postbank), other restructuring expenses and separation costs related to WestlandUtrecht Bank. Divestments in both years related to the operating net results of the in 2011 divested ING Car Lease activities.

RETAIL BELGIUM

	Retail Belgium
	2012	2011	2010
	(EUR millions)
Underlying income:
Interest result	1,723	1,606	1,608
Commission income	335	336	345
Investment income and other income	136	88	95

Total underlying income	2,194	2,031	2,047

Underlying expenditure:
Operating expenses	1,418	1,432	1,345
Additions to the provision for loan losses	168	145	160

Total expenditure	1,586	1,577	1,505

Underlying result before tax	609	455	542
Taxation	169	108	91
Minority interests			-6

Underlying net result	439	347	458
Divestments		2	75
Special items	-22	-12	-13

Net result	417	337	520
Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of Retail Belgium increased by 33.8% compared with 2011 to EUR 609 million, due to a strong increase in income supported by volume growth. Income rose 8.0% to EUR 2,194 million, from EUR 2,031 million in 2011, mainly due to higher interest results, as business growth was combined with higher margins. Last year’s income was furthermore negatively affected by EUR 17 million of impairments on Greek government bonds. Net mortgage production was EUR 1.8 billion in 2012, while other lending grew by EUR 2.5 billion. The net production in funds entrusted was EUR 3.3 billion, mainly attributable to the successful introduction of a new retail savings product in the first half of 2012. Operating expenses declined slightly to EUR 1,418 million compared with 2011. The lower contribution to the deposit guarantee scheme and lower personnel expenses were largely offset by inflation-driven cost increases and a new bank levy. Risk costs increased by 15.9% on 2011 to EUR 168 million, or 83 basis points of average risk-weighted assets, mainly due to higher net additions in the mid-corporate segment.

Underlying net result increased to EUR 439 million in 2012 from EUR 347 million in the previous year. The net result improved to EUR 417 million in 2012 from EUR 337 million in 2011. Special items after tax in both years related to the Belgian domestic transformation programme and the separation of Bank and Insurance.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Retail Belgium fell 16.1% on 2010, as a slight decline in income was accompanied by higher operating expenses. Income decreased 0.8% compared to 2010, mainly due to EUR 17 million of impairments on Greek government bonds. Interest result remained flat, as decline in margins was compensated by higher volumes, particularly in savings and lending. Net production in mortgages totaled EUR 3.0 billion in 2011, while production in other lending was EUR 3.2 billion. The net production in funds entrusted was EUR 3.0 billion, mainly driven by the success of the Orange Book savings product in the beginning of that ear. Operating expenses increased 6.5% on 2010 to EUR 1,432 million, mainly reflecting higher staff expenses, increased contribution to the deposit guarantee scheme and higher marketing expenses. The addition to the provision for loan losses declined 9.4%, to EUR 145 million, or 77 basis points of average risk weighted assets, mainly attributable to releases in the mid-corporate segment.

Underlying net result decreased to EUR 347 million in 2011 from EUR 458 million in 2010. The net result declined to EUR 337 million from EUR 520 million. In 2011, the impact of divestments was EUR 2 million, fully related to operating results of ING Car Lease sold in 2011. In 2010, divestments added EUR 75 million, and included next to the operating results of ING Car Lease, the gain on the sale of Swiss Private Banking activities. Special items after tax, in both 2010 and 2011, mainly related to the domestic transformation programme.

RETAIL GERMANY

	Retail Germany
	2012	2011	2010
	(EUR millions)
Underlying income:
Interest result	1,141	1,247	1,070
Commission income	87	117	118
Investment income and other income	-36	-230	-17

Total underlying income	1,193	1,134	1,171

Underlying expenditure:
Operating expenses	669	648	609
Additions to the provision for loan losses	83	91	120

Total expenditure	752	740	729

Underlying result before tax	441	395	442
Taxation	161	134	139
Minority interests	1	1	1

Underlying net result	278	259	302

Net result	278	259	302

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Germany’s underlying result before tax rose 11.6% to EUR 441 million in 2012, compared with EUR 395 million in 2011, due to lower impairments and de-risking losses. Underlying income increased by 5.2% to EUR 1,193 million in 2012, as 2011 included EUR 136 million of impairments on Greek government bonds and EUR 48 million of losses on the selective sale of European bonds whereas EUR 21 million of de-risking losses in 2012. Excluding impairments and de-risking losses, underlying income decreased to EUR 1,214 million in 2012, from EUR 1,319 million in 2011. The interest result dropped 8.5% to EUR 1,141 million in 2012, from EUR 1,247 million in 2011, despite higher volumes, reflecting a lower interest margin on savings as the return on the investment portfolio declined following de-risking and higher excess cash positions. Commission income declined by EUR 30 million from 2011, mainly due to lower fees from securities business. In 2012 the total net production in funds entrusted was EUR 9.1 billion, while the net production in mortgages amounted to EUR 3.4 billion. Operating expenses increased by 3.2% compared with 2011, reflecting higher personnel expenses due to increased staff numbers and higher IT costs to support business growth. The additions to the provision for loan losses decreased in 2012 to EUR 83 million, or 38 basis points of average risk-weighted assets, from EUR 91 million in 2011 (or 46 basis points of average risk-weighted assets).

Both underlying net result and net result increased to EUR 278 million in 2012 compared to EUR 259 million in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Retail Germany declined 10.6% to EUR 395 million in 2011, from EUR 442 million in 2010. The decrease was mainly due to EUR 136 million of impairments on Greek government bonds and EUR 48 million of de-risking losses in the investment portfolio in 2011, partly offset by higher interest income. Underlying income decreased to EUR 1,134 million in 2011 from EUR 1,171 million in 2010, fully due to the abovementioned impairments and losses. The interest result increased by EUR 177 million, or 16.5%, driven by higher volumes, while the interest margin remained stable. In 2011, the total net production in mortgages was EUR 5.0 billion while net inflow of funds entrusted was EUR 5.8 billion. Operating expenses increased by 6.4% in 2011 compared with 2010, reflecting higher personnel expenses linked to the increase in staff numbers and higher marketing expenses. The addition to loan loss provisions decreased to EUR 91 million, or 46 basis points of average risk-weighted assets, from EUR 120 million in 2010 (or 60 basis points of average risk-weighted assets).

Both underlying net result and net result decreased to EUR 259 million in 2011 compared to EUR 302 million in 2010.

RETAIL REST OF WORLD

	Retail Rest of World
	2012	2011	2010
	(EUR millions)
Underlying income:
Interest result	1,788	1,829	1,818
Commission income	328	331	342
Investment income and other income	-381	-185	32

Total underlying income	1,735	1,975	2,192

Underlying expenditure:
Operating expenses	1,714	1,636	1,548
Additions to the provision for loan losses	251	167	118

Total expenditure	1,965	1,803	1,666

Underlying result before tax	-230	172	526
Taxation	37	37	143
Minority interests	66	59	42

Underlying net result	-333	76	340
Divestments	1,449	408	739

Net result	1,116	484	1,079

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Rest of World reported an underlying loss before tax of EUR 230 million in 2012 compared with an underlying profit before tax of EUR 172 million in 2011. This decrease was mainly due to EUR 563 million of losses from the selective de-risking in the investment portfolio in 2012, while 2011 included EUR 133 million of de-risking losses and EUR 210 million of impairments on Greek government bonds. Underlying income decreased by 12.2% due to the above-mentioned impairments and losses. Excluding these impacts, underlying income was almost flat, decreasing 0.9% to EUR 2,298 million in 2012, from EUR 2,318 million in 2011. The interest result declined by EUR 41 million, or 2.2% due to pressure on margins. The interest result decreased mainly in Italy, France and the United Kingdom, in part offset by increases in Turkey, Spain and India. The total net production in mortgages was EUR 2.2 billion, while the net growth in other lending was EUR 2.4 billion. Funds entrusted reported a net inflow of EUR 6.6 billion. Operating expenses increased by 4.8% in 2012 compared with 2011, mainly as a result of business growth and inflation in the emerging markets India, Turkey and Poland. Risk costs rose to EUR 251 million, or 47 basis points of average risk-weighted assets, compared with EUR 167 million, or 32 basis points of average risk-weighted assets, in 2011. The increase in risk costs was mainly caused by EUR 75 million of specific provisions taken for an impaired CMBS position in the UK.

Underlying net result turned to a loss of EUR 333 million in 2012, from a profit of EUR 76 million in 2011. The net result improved to EUR 1,116 million in 2012, from EUR 484 million previous year. Divestments added EUR 1,449 million to the 2012 net result and included the net gains on the sale of ING Direct Canada and ING Direct USA, and the expected loss on the announced sale of ING Direct UK as well as the operating net result from ING Direct Canada until closing of the sale. In 2011, the impact of divestments was EUR 408 million, fully related to the operating net results of ING Direct USA and ING Direct Canada.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Retail Rest of World fell by 67.3% to EUR 172 million in 2011 from EUR 526 million in 2010. The decrease was mainly due to EUR 210 million of impairments on Greek government bonds and EUR 133 million of losses from the selective de-risking of the investment portfolio in 2011. Underlying income decreased 9.9% due to the above-mentioned impairments and losses. Excluding these items, underlying income rose by EUR 126 million to EUR 2,318 million in 2011 from EUR 2,192 million in 2010. Interest result increased by EUR 11 million, primarily due to Poland, Australia, Romania and Spain, but was partly offset by declines in Turkey and ING Vysya Bank. The total net production in mortgages was EUR 8.0 billion and in other lending EUR 4.1 billion, while net inflow of funds entrusted was EUR 10.6 billion. Operating expenses were up 5.7%, reflecting higher marketing expenses (particularly in Italy, France and Spain), higher costs to set up a limited number of branches in Spain, further roll-out of payment accounts in France and Italy, and business expansion in India. The addition to loan loss provisions in 2011 rose to EUR 167 million, or 32 basis points of average risk-weighted assets, compared with EUR 118 million, or 24 basis points of average risk-weighted assets, in 2010. Risk costs increased mainly in Turkey due to business growth and higher non-performing loans in India, as well as in Italy and Spain.

Underlying net result decreased to EUR 76 million in 2011 from EUR 340 million in 2010. The net result declined to EUR 484 million in 2011, from EUR 1,079 million in 2010. In 2011, the impact of divestments was EUR 408 million, fully related to the operating net results of ING Direct USA and ING Direct Canada which were sold in 2012. In 2010, divestments added EUR 739 million to the net result. This included, next to the operating net results of ING Direct USA and ING Direct Canada, a net result of EUR 334 million related to the sale of Private Banking Asia at the beginning of 2010.

COMMERCIAL BANKING

	Commercial Banking
	2012	2011	2010
	(EUR millions)
Underlying income:
Interest result	3,422	3,739	3,672
Commission income	907	977	939
Investment income and other income	-222	-1,075	144

Total underlying income	4,107	3,641	4,755

Underlying expenditure:
Operating expenses	2,436	2,527	2,643
Additions to the provision for loan losses	955	477	490

Total expenditure	3,391	3,004	3,133

Underlying result before tax	716	637	1,622
Taxation	200	128	359
Minority interests	23	19	33

Underlying net result	492	490	1,231
Divestments		873	56
Special items	-129	-80	-65

Net result	363	1,283	1,221

Year ended 31 December 2012 compared to year ended 31 December 2011

Commercial Banking’s underlying result before tax increased by 12.2% to EUR 716 million in 2012 compared with EUR 637 million in 2011. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium were EUR -856 million in 2012 compared with EUR -1,382 million in 2011. These fair value changes are mainly a result of changes in market interest rates. As explained on page 3, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were made up of EUR 457 million of negative adjustments in 2012 versus EUR 130 million of positive adjustments in 2011. Furthermore, 2012 included EUR 17 million of de-risking losses in the debt securities portfolio, while 2011 included EUR 225 million of impairments on Greek government bonds. Excluding these impacts, underlying result of Commercial Banking in 2012 was 3.2% lower than in 2011, entirely caused by higher risk costs.

Industry Lending posted an underlying result before tax of EUR 832 million in 2012, down from EUR 1,374 million in 2011, primarily due to higher risk costs and lower commission income. Risk costs in Industry Lending almost tripled to EUR 674 million, compared with EUR 234 million last year, due to material increases in both Real Estate Finance and Structured Finance. General Lending & Transaction Services showed a solid underlying result before tax of EUR 606 million in 2012, up from EUR 559 million in 2011. This increase was mainly attributable to higher interest results, due to increased margins, partly offset by lower volumes, and higher commission income. Financial Markets’ underlying result dropped to nil from EUR 363 million last year, reflecting the aforementioned negative impact of CVA/DVA. The decrease was partly offset by higher income in the developed markets rates and credit business. Underlying result of Bank Treasury, Real Estate & Other improved to EUR -721 million in 2012, from EUR -1,658 million in 2011, mainly due to the impact of the aforementioned lower negative fair value changes on derivatives related to asset-liability-management activities, the impact prior year of the Greek impairments and lower losses from the Real Estate run-off business in 2012.

In 2012, Commercial Banking’s total underlying income increased by 12.8% to EUR 4,107 million from the previous year, primarily driven by Bank Treasury, Real Estate & Other, partly offset by Financial Markets. Income from the core lending businesses held up well, as lower volumes were offset by higher margins. Net production in lending was a negative amount of EUR 11.3 billion, reflecting maturities and low demand for credit, while funds entrusted reported a net outflow of EUR 5.4 billion. Underlying operating expenses decreased by 3.6% to EUR 2,436 million, mainly due to lower impairments on real estate development projects as well as lower performance-related staff costs. Risk costs doubled to EUR 955 million in 2012, or 72 basis points of average risk-weighted assets, compared with EUR 477 million, or 35 basis points, in 2011. The increase is mainly due to higher risk costs in Industry Lending as well as for the lease run-off business.

The underlying net result improved slightly to EUR 492 million in 2012, from EUR 490 million in 2011. Net result dropped to EUR 363 million in 2012 compared to EUR 1,283 million a year ago. In 2011, divestments contributed EUR 873 million to the net result and included the gains on the sale of ING Real Estate Investment Management, ING Car Lease, and IIM Philippines as well as the operating results from the divested units. Special items after tax, mainly restructuring provisions, were EUR -129 million in 2012 and EUR -80 million in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Commercial Banking dropped by 60.7% to EUR 637 million in 2011 compared to EUR 1,622 million in 2010.

The decline in the underlying result before tax of Commercial Banking was largely attributable to Bank Treasury, Real Estate & Other, whose result declined by EUR 1,002 million to EUR -1,658 million in 2011 from EUR -656 million in 2010. Of this decline, EUR 787 million was caused by higher negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium. These fair value changes are mainly a result of changes in market interest rates. As explained on page 3, no hedge accounting is applied to these derivatives under IFRS-IASB. Furthermore, EUR 225 million was caused by impairments on Greek government bonds taken in 2011 of which EUR 220 million were recorded in Bank Treasury, Real Estate & Other. Excluding these impacts, underlying result of Bank Treasury, Real Estate & Other improved by EUR 5 million to EUR -56 million, from EUR -61 million in 2010. Underlying result of Financial Markets declined by 23.1% to EUR 363 million in 2011 from EUR 472 million in 2010, following adverse market circumstances as well as the winding down of the proprietary trading book in the U.S. The result of Industry Lending rose by 11.1% to EUR 1,374 million in 2011, driven by higher interest results and commission income, while risk costs were slightly lower. The result of General Lending & Transaction Services declined 1.6% to EUR 559 million mainly due to higher expenses following selective investments in Payments and Cash Management (PCM) partly offset by lower risk costs.

Total underlying income of Commercial Banking in 2011 was 23.4% lower than in 2010, declining to EUR 3,641 million, primarily driven by Bank Treasury, Real Estate & Other. Underlying operating expenses decreased by 4.4% to EUR 2,527 million in 2011, due to lower impairments on real estate development projects. Provisions for loan losses were EUR 13 million lower in 2011, reaching EUR 477 million or 35 basis points of average risk-weighted assets, compared to EUR 490 million in 2010.

Underlying net result declined to EUR 490 million in 2011 from EUR 1,231 million in 2010. Net result improved to EUR 1,283 million in 2011 from EUR 1,221 million in 2010. Divestments added EUR 873 million to the 2011 net result and included gains on the sale of ING Real Estate Investment Management, ING Car Lease and IIM Philippines as well as operating results from the divested units. In 2010, divestments added EUR 56 million, related to the operating result of divested units as well as a loss on the divestment of ING’s 50% stake in ING Summit Industrial Fund and the manager of Summit, ING Real Estate Canada. Special items after tax, mainly restructuring provisions, were EUR -80 million in 2011 and EUR -65 million in 2010.

INSURANCE OPERATIONS

The following table sets forth the contribution of ING’s Insurance business lines and the corporate line Insurance (CL) to the net result for each of the years 2012, 2011, and 2010. With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components: Operating result and Non-operating items. Both are composed of various sub-components. The total of operating result and non-operating items (gains/ losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

As of 2012, the segment Insurance Asia/Pacific was discontinued, following the classification on ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance as discontinued operation. The segment reports for the year 2011 and 2010 have been restated to reflect this classification.

(EUR millions) 2012	Insurance Benelux	Insurance CRE	Insurance U.S.	Insurance Closed Block VA	ING IM	Corporate line	Total Insurance

Investment margin	604	59	1,087	7	-1		1,757
Fees and premium based revenues	593	430	1,188	100	824		3,135
Technical margin	177	175	42	21			414
Income non-modeled business		20					20

Life & ING IM operating income	1,374	684	2,316	128	823		5,325

Administrative expenses	601	285	882	99	661		2,529
DAC amortisation and trail commissions	192	221	732	151	2		1,299

Life & ING IM expenses	793	506	1,614	250	664		3,827

Life & ING IM operating result	581	178	702	-122	159		1,498
Non-life operating result	82	6					89
Corporate line operating result						-491	-491

Operating result	663	184	702	-122	159	-491	1,095

Gains/losses and impairments	92	-35	36	16	1	9	119
Revaluations	-316	22	161		40	-34	-126
Market & other impacts	-530	-1	29	-274			-776

Underlying result before tax	-91	170	928	-379	200	-516	311
Taxation	-114	42	283	-267	56	-164	-165
Minority interests	12	9			8	-9	20

Underlying net result	11	120	645	-112	136	-343	456
Divestments	-19					13	-6
Special items	-279	-24	-65		-4	-60	-432

Net result continuing operations	-287	96	580	-112	132	-390	18
Net result discontinued operations							550
Net result classification as discontinued operations							-394
Net result disposal of discontinued operations							752

Net result							927

(EUR millions) 2011	Insurance Benelux	Insurance CRE	Insurance U.S.	Insurance Closed Block VA	ING IM	Corporate line	Total Insurance

Investment margin	666	72	892	28	2		1,660
Fees and premium based revenues	584	462	1,064	168	783		3,061
Technical margin	315	169	77	28			589
Income non-modeled business	36	9					45

Life & ING IM operating income	1,601	712	2,033	224	785		5,354

Administrative expenses	593	308	742	81	594		2,319
DAC amortisation and trail commissions	213	202	625	123	3		1,167

Life & ING IM expenses	807	510	1,367	205	597		3,485

Life & ING IM operating result	794	201	666	20	187		1,869
Non-life operating result	179	5					184
Corporate line operating result						-394	-394

Operating result	973	206	666	20	187	-394	1,658

Gains/losses and impairments	-47	-404	-171	2	5	6	-609
Revaluations	62	-1	159	1	6	-21	206
Market & other impacts	-250		-36	-1,295			-1,581

Underlying result before tax	739	-198	618	-1,273	198	-410	-325
Taxation	69	20	-22	-221	71	-16	-99
Minority interests	4	10				-10	4

Underlying net result	666	-229	641	-1,052	127	-384	-230
Divestments						-9	-9
Special items	-104	-77	-44		-8	11	-222

Net result from continuing operations	562	-306	597	-1,052	119	-381	-461
Result discontinued operations							678

Result disposal of discontinued operations							995

Net result							1,212

(EUR millions) 2010	Insurance Benelux	Insurance CRE	Insurance U.S.	Insurance Closed Block VA	ING IM	Corporate line	Total Insurance

Investment margin	456	77	827	-11	-1		1,348
Fees and premium based revenues	578	501	1,060	121	741		3,002
Technical margin	243	149	201	9			603
Income non-modeled business	40	16					56

Life & ING IM operating income	1,318	744	2,089	119	740		5,009

Administrative expenses	568	262	904	77	611		2,421
DAC amortisation and trail commissions	230	197	620	-7	3		1,043

Life & ING IM expenses	798	459	1,524	70	614		3,464

Life & ING IM operating result	521	285	565	49	126		1,545
Non-life operating result	156	7					163
Corporate line operating result						-631	-631

Operating result	677	292	565	49	126	-631	1,077

Gains/losses and impairments	14	-29	-568	22	3	-11	-568
Revaluations	60		490	3	-3	-106	444
Market & other impacts	24	-10	-177	-2,149			-2,311

Underlying result before tax	775	254	310	-2,075	126	-748	-1,358
Taxation	130	63	-155	-57	52	-156	-122
Minority interests	15	10				-9	16

Underlying net result	630	180	465	-2,018	74	-583	-1,252
Divestments	4	-4	-12			6	-7
Special items	-33	-46	-66		-34	-539	-719

Net result from continuing operations	601	130	386	-2,018	40	-1,116	-1,977
Result discontinued operations							405
Result disposal of discontinued operations							0

Net result							-1,572

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating environment remained challenging throughout 2012 amid market volatility and macroeconomic uncertainties. The underlying result before tax of Insurance/IM amounted to EUR 311 million in 2012, up from a loss of EUR 325 million in 2011. Capital gains and impairments improved from EUR -609 million in 2011 to EUR 119 million in 2012, as a result of improved financial market sentiment in comparison to the previous year. Revaluations decreased from EUR 206 million in 2011 to EUR -126 million in 2012 and were mainly driven by negative revaluations of equity hedges and real estate in the Benelux. Market and other impacts improved to EUR -776 million from EUR -1,581 million in 2011, which was significantly impacted by a EUR 1,099 million charge related to a comprehensive policyholder behavior assumption review for the U.S. Closed Block VA business in that year. The positive result in 2012 was partly offset by a EUR 280 million decline in market and other impacts in the Benelux, mainly due to a change in hedging methodology.

The operating result of Insurance/IM decreased by 34% to EUR 1,095 million, from EUR 1,658 million in 2011, mostly driven by higher administrative expenses and DAC amortisation, which was largely attributable to the U.S. Insurance business. Administrative expenses increased by 9% EUR 2,319 million in 2011 to EUR 2,529 million due to a non-recurring reduction in pension plan liabilities in the previous year and higher DAC amortisation following higher operating income in the U.S.

The results of the Asia/Pacific insurance and investment management businesses (and the Corporate Line results attributable to them) are classified as ‘net results from discontinued operations’, pending the planned sale of ING’s Insurance and Investment Management business in the region.

Expenses, especially in the U.S., were higher compared with last year as a result of the one-off impact of last year’s pension plan changes.

Underlying net result increased by EUR 686 million, from EUR -230 million in 2011 to EUR 456 million in 2012. Net result from insurance operations decreased by 24% to EUR 927 million in 2012 compared with EUR 1,212 million in 2011. 2012 net result on disposal of discontinued operations included EUR 745 million realised gain on the sale of Insurance Malaysia. 2012 net result on classification as discontinued operations included the following goodwill write-offs: EUR -180 million for the Korean investment management business, EUR -200 million write-off for ING Life Korea and EUR -15 million for ING Vysya Life Insurance. Furthermore, the insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance, added a net result of EUR 550 million to the net result.

Year ended 31 December 2011 compared to year ended 31 December 2010

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated. The underlying result before tax of Insurance/IM was a loss of EUR -325 million 2011, up from a loss of EUR -1,358 million in 2010. The increase was primarily driven by an improvement in market and other impacts as a result of lower DAC write downs in the U.S. Closed Block VA business. This increase was however partially offset by a charge of EUR 1.1 billion due to the completion of a comprehensive policyholder behaviour assumption review for the U.S. Closed Block VA. Capital losses, reflecting de-risking, and impairments were in line with the previous year. Further, revaluations were lower, largely related to Collateralised Mortgage Obligations (“CMOs”) in the U.S. Hence, underlying results per business line diverged in 2011, with strong recoveries in the U.S., compared with lower underlying results in the Benelux and Central and Rest of Europe.

The operating result of Insurance/IM increased to EUR 1,658 million from EUR 1,077 million in 2010, mostly driven by higher investment margins and higher fees and premium-based revenues in the life and the investment management business. The investment spread on life general account assets increased 22 basis points to 129 basis points in 2011 following cautious re-risking of the investment portfolios in the first half of 2011, which was partially offset by de-risking in the second half of 2011. The increase in operating income was partly offset by higher expenses as well as higher DAC amortisation following increased fees and premium based revenues. Operating results improved in nearly every business line, with the exception of Central and Rest of Europe given the harsh economic conditions in the region and in U.S. Closed Block VA.

Expenses especially in the US were lower as a result of cost savings and pension plan changes.

Underlying net result increased EUR 1,022 million from EUR -1,252 million in 2010 to EUR -230 million in 2011. Net result from insurance operations, including the net result of the Asian operations that are classified as discontinued operations, increased to EUR 1,212 million in 2011 compared with a loss of EUR -1,572 million in 2010. Net gains on divestments were realised mainly by the sale of the Latin American pension, life insurance and investment management operations. In 2011, the net result on discontinued operations included EUR 109 million for Latin American operations, which had amounted to EUR 209 million in the previous year. Furthermore the Asian investment and insurance business added a net result of EUR 570 million. Special items were EUR -222 million in 2011, mainly relating to restructuring costs and integration costs. In 2010 special items were EUR -719 million reflecting the EUR -513 million goodwill impairment in the Corporate Line, restructuring costs in the U.S. of EUR -64 million, the cost of integration of the Dutch insurance companies of EUR -29 million, a program to standardise regional IT-, procurement and finance processes in Central and Rest of Europe amounting to EUR -44 million and a program to integrate investment management into one global organization amounting to EUR -38 million.

In the U.S., the closed block variable annuity business was reported as a separate business line as of the fourth quarter of 2010. The split of the U.S. insurance business into two business lines, triggered a EUR 975 million write-down of deferred acquisition costs related to the closed variable annuity business, bringing the reserve adequacy on this block to well above 50%. See Note 44 of Note 2.1 to the consolidated financial statements.

INSURANCE BENELUX

	Insurance Benelux
	2012	2011	2010
	(EUR millions)

Investment margin	604	666	456
Fees and premium based revenues	593	584	578
Technical margin	177	315	243
Income non-modeled life business		36	40

Life & ING IM operating income	1,374	1,601	1,318

Administrative expenses	601	593	568
DAC amortisation and trail commissions	192	213	230

Life & ING IM expenses	793	807	798

Life & ING IM operating result	581	794	521
Non-life operating result	82	179	156

Operating result	663	973	677

Gains/losses and impairments	92	-47	14
Revaluations	-316	62	60
Market & other impacts	-530	-250	24

Underlying result before tax	-91	739	775
Taxation	-114	69	130
Minority interests	12	4	15

Underlying net result	11	666	630
Divestments	-19		4
Special items	-279	-104	-33

Net result from continuing operations	-287	562	601

Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of Insurance Benelux decreased by 112.3% to EUR -91 million in 2012 compared to EUR 739 million in 2011, partly due to a 31.8% lower operating result, lower result on equity hedges and negative real estate revaluations, as well as lower results from a change in the provision for guarantees on separate account pension contracts (net of hedging) and macro interest rate hedges. This was partly offset by higher capital gains on loans, debt and public equity. The equity and macro interest rate hedges were in place to protect regulatory capital.

The operating result decreased by 31.8% in 2012 as a result of a lower investment margin, a lower technical margin and a lower non-life result. The investment margin declined by 9.3% during the same period as a result of lower fixed interest income from de-risking, low reinvestment yields, lower dividends on public equity and real estate funds, which decrease was partly offset by higher volume, partly offset by a EUR 51 million lower profit sharing to policyholders in the Netherlands in line with underlying results in 2012.

The technical margin decreased by 43.9% to EUR 177 million, from EUR 315 million in the previous year. This was mainly due to an increase of group life provisions for the Industry Pension Funds and unit-linked guarantee provisions in 2012 on the back of low interest rates, as well as a EUR 70 million gain from the surrender of a contract with a large pension fund in 2011. Life administrative expenses increased by 1.3% due to higher expenses related to Solvency II compliance costs.

Non-Life results decreased by 53.9% in 2012 compared to 2011, mainly due to higher claims in Income Protection as a result of the economic downturn in the Netherlands, partly offset by better results in Fire and Liability.

Underlying net result decreased by EUR 655 million to EUR 11 million in 2012, from EUR 666 million in 2011. Net result decreased by EUR 849 million to EUR -287 million, from EUR 562 million in 2011. In 2012 divestments losses reduced net profit by EUR 19 million due to the sale of Industry Pension Funds.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Insurance Benelux decreased in 2011 by 4.6% compared to 2010, despite a 43.8% higher operating result, reflecting the change in provision for guarantees on separate account pension contracts and capital losses and impairments on debt and public equity, mainly as a result of deteriorating financial markets and de-risking.

The operating result increased by 43.7% during this period, as a higher investment margin, higher technical margin and a higher non-life result more than offset higher administrative expenses. The 45.9% higher investment margin was mainly driven by lower interest rebates, lower profit sharing and higher non-recurring separate account pension contract results. In addition, the investment margin continued to benefit from the impact of reinvestments in the first half of 2011, higher dividends on public equity and real estate funds.

The technical margin increased by 29.3% to EUR 315 million in 2011 from EUR 243 million in the previous year, mainly due to a EUR 70 million positive impact from an early surrender of a contract with a large pension fund. Life administrative expenses increased 4.4% as a result of releases of incidental expenses in the previous year, incidental expenses in 2011 and the impact of organisational changes which were only partially offset by recurring cost savings.

Non-Life results increased 14.7% in 2011, due to lower claims and a non-recurring positive effect in the expense provisions, resulting from unifying provision methodologies in the Dutch non-life entities.

Underlying net result increased EUR 36 million to EUR 666 million in 2011 from EUR 630 million in 2010. Net result decreased EUR 39 million to EUR 562 million in 2011 from a EUR 601 million in 2010. In 2010 divestments contributed EUR 4 million to the net profit due to the sale of Industry Pension Funds. Special items in 2011 were EUR -104 million, relating to the integration of the Dutch insurance companies and the disentanglement of ING Bank, compared to EUR -33 million in 2010 also resulting from the integration of the Dutch insurance companies.

INSURANCE CENTRAL AND REST OF EUROPE

	Insurance CRE
	2012	2011	2010
	(EUR millions)

Investment margin	59	72	77
Fees and premium based revenues	430	462	501
Technical margin	175	169	149
Income non-modeled life business	20	9	16

Life & ING IM operating income	684	712	744

Administrative expenses	285	308	262
DAC amortisation and trail commissions	221	202	197

Life & ING IM expenses	506	510	459

Life & ING IM operating result	178	201	285
Non-life operating result	6	5	7

Operating result	184	206	292

Gains/losses and impairments	-35	-404	-29
Revaluations	22	-1
Market & other impacts	-1		-10

Underlying result before tax	170	-198	254
Taxation	42	20	63
Minority interests	9	10	10

Underlying net result	120	-229	180
Divestments			-4
Special items	-24	-77	-46

Net result from continuing operations	96	-306	130

Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of Insurance Central and Rest of Europe in 2012 was a profit of EUR 170 million compared with a EUR 198 million loss in 2011. Contrary to the lower operating result, the gains/losses and impairments impaired in 2012 at EUR -35 million compared with EUR -404 million in 2011. The latter amount reflects EUR 324 million in impairments of Greek governments bonds, EUR 34 million capital losses on the sales of Italian sovereign bonds and EUR 18 million capital losses on the sales of Portuguese bonds issued by financial institutions.

The operating result declined by 10.7% to EUR 184 million in 2012, from EUR 206 million the previous year. This decline was mainly driven by lower fees and premium-based revenues and a lower investment margin.

The investment margin of EUR 59 million in 2012 was 18.1% lower compared with a figure of EUR 72 million in 2011, in part due to lower investment yields in Greece, reflecting de-risking measures. Fees and premium-based revenues declined by 6.9% compared with 2011. This decline was driven by lower fees in the life business, as higher margin portfolios mature and are replaced by lower-margin products, and by regulatory changes to pension funds in Poland and Hungary. The technical margin increased by 3.6%, largely due to the result of the release of a technical provision in Romania. Life administrative expenses fell by 7.5% compared with last year, reflecting strict control and provision releases in the current year, while last year was impacted by higher project costs related to building a regional IT organisation and by reorganisation expenses.

Underlying net result rose EUR 349 million to EUR 120 million in 2012, from EUR -229 million in 2011. Net result rose EUR 402 million to EUR 96 million in 2012, from a EUR 306 million net loss in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Insurance Central and Rest of Europe was a loss of EUR -198 million in 2011 compared to a EUR 254 million profit in 2010. In addition to a lower operating result, the gains/losses and impairments were EUR -404 million in 2011 compared to EUR -29 million in 2010. This decrease was mainly caused by EUR 324 million impairments of Greek governments bonds, EUR 34 million capital losses on sales of Italian sovereign bonds and EUR 18 million capital losses on sales of Portuguese bonds of financial institutions.

The operating result declined 29.3% to EUR 206 million in 2011 from EUR 292 million the previous year. The decline was mainly driven by lower fees reflecting regulatory changes in the region’s major pension markets (Poland, Hungary) and higher administrative expenses, mainly related to project costs.

The investment margin of EUR 72 million in 2011 was EUR 5 million lower compared with 2010 partly due to replacement of maturing investments in Greece by lower yielding securities. Fees and premium-based revenues declined 7.8% in 2011 compared with 2010, driven by regulatory changes affecting pension funds in Poland and Hungary. In addition the decline reflects a reallocation of health insurance premiums in Greece to the technical margin. The technical margin increased by 13.4% due to the reallocation of health insurance premiums in Greece from fees and premium-based revenues. Life administrative expenses rose by 17.7% compared with last year, mainly due to higher project-related costs such as the costs related to Solvency II compliance and building a regional IT organisation. The increase also reflects non-recurring restructuring expenses in Spain, Hungary and Greece.

Underlying net result decreased EUR -409 million to EUR -229 million in 2011 from EUR 180 million in 2010. Net result decreased EUR -436 million to EUR -306 million from a EUR 130 million net result in 2010. In 2010 divestments contributed EUR -4 million to the net profit due to the sale of Greece non-life. Special items in 2011 were EUR -77 million, relating to disentanglement of ING Group, and a program to standardise regional IT-, procurement and finance processes, compared to EUR -46 million in 2010 also related to the program to standardize regional IT-, procurement and finance processes.

INSURANCE UNITED STATES

	Insurance United States
	2012	2011	2010
	(EUR millions)

Investment margin	1,087	892	827
Fees and premium based revenues	1,188	1,064	1,060
Technical margin	42	77	201

Life & ING IM operating income	2,316	2,033	2,089

Administrative expenses	882	742	904
DAC amortisation and trail commissions	732	625	620

Life & ING IM expenses	1,614	1,367	1,524

Life & ING IM operating result	702	666	565

Operating result	702	666	565

Gains/losses and impairments	36	-171	-568
Revaluations	161	159	490
Market & other impacts	29	-36	-177

Underlying result before tax	928	618	310
Taxation	283	-22	-155

Underlying net result	645	641	465
Divestments			-12
Special items	-65	-44	-66

Net result from continuing operations	580	597	386

Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of Insurance US increased by 50% to EUR 928 million in 2012, from EUR 618 million in 2011. The increase was driven by higher operating results, lower impairments/credit losses, gains on the sale of securities, and favourable DAC unlocking.

The operating result increased by 5.4% during this period, due to higher investment margins and fees and premium-based revenues which were partially offset by a lower technical margin and higher administrative expenses. The investment margin increased by 21.9% in 2012 compared with 2011, primarily due to higher general account assets in the Retirement Services business, partially due to customer transfers from equity accounts, and lower average crediting rates.

Fees and premium-based revenues increased by 11.7%, primarily higher fee income, due as a result of strong net flows in the full-service retirement business and higher equity market levels.

The technical margin decreased by 45.5% in 2012 compared with 2011. This decline was mainly attributable to lower results in Individual Life, partially offset by higher results in Employee Benefits and the closed block Group Reinsurance business.

Administrative expenses in 2012 were 18.9% higher than in 2011, primarily due to a non-recurring reduction in pension plan liabilities in the prior year.

Gains/losses and impairments improved to EUR 36 million in 2012, from EUR –171 million in 2011, primarily driven by lower impairments and credit losses as well as an increase in gains on securities sold.

Market and other impacts improved to EUR 29 million in 2012 from EUR –36 million in 2011, primarily due to net favourable DAC unlocking in the third quarter related to model refinements and assumption updates, largely in Annuities.

Underlying net result increased by EUR 4 million to EUR 645 million in 2012, from EUR 641 million in 2011. Net result decreased by EUR 17 million to EUR 580 million in 2012, from a EUR 597 million positive net result in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The underlying result before tax of Insurance U.S. almost doubled to EUR 618 million in 2011 from EUR 310 million in 2010. The increase was driven by higher operating results, lower impairments, and favourable DAC unlocking, partially offset by lower revaluations and a non-recurring increase in reserves related to the company’s use of the U.S. Social Security Death Master File to identify potential claims.

The operating result for Insurance U.S. increased 17.9% in 2011 compared with 2010 as a higher investment margin and lower operating expenses were partially offset by a lower technical margin. The investment margin increased by 7.8% primarily due to a reduction in average interest credited. The technical margin decreased by 61.7% compared with 2010, in part due to lower amortisation of a gain related to the transfer of the U.S. group reinsurance business in the first quarter of 2010 as well as a non-recurring reserve reduction in the prior year. Administrative expenses were 17.9% lower than in 2010 due to changes in the company’s pension plan as well as cost savings.

Underlying net result increased EUR 176 million to EUR 641 million in 2011 from EUR 465 million in 2010. Net result increased EUR 211 million to EUR 597 million in 2011 from a EUR 386 million net result in 2010. In 2010 divestments contributed EUR -12 million to the net profit due to the divestment of U.S. Group Re, U.S. Advisors Network and ING Canada. Special items in 2011 were EUR -44 million relating to separation of Insurance/IM U.S. from Group, the establishment of a new head office and the local activities for the IPO preparation, compared to EUR -66 million in 2010 relating to restructuring costs.

INSURANCE US CLOSED BLOCK VA

	Insurance U.S. Closed Block VA
	2012	2011	2010
	(EUR millions)

Investment margin	7	28	-11
Fees and premium based revenues	100	168	121
Technical margin	21	28	9

Life & ING IM operating income	128	224	119

Administrative expenses	99	81	77
DAC amortisation and trail commissions	151	123	-7

Life & ING IM expenses	250	205	70

Life & ING IM operating result	-122	20	49

Operating result	-122	20	49

Gains/losses and impairments	16	2	22
Revaluations		1	3
Market & other impacts	-274	-1,295	-2,149

Underlying result before tax	-379	-1,273	-2,075
Taxation	-267	-221	-57

Underlying net result	-112	-1,052	-2,018

Net result from continuing operations	-112	-1,052	-2,018

Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of the U.S. Closed Block VA improved to EUR -379 million in 2012, compared with EUR -1,273 million in 2011. The underlying result before tax in 2011 was impacted by the completion of a comprehensive policyholder behaviour assumption review for the U.S. Closed Block VA, leading to a charge of EUR 1.1 billion in the fourth quarter of 2011.

The operating result decreased to EUR -122 million in 2012, from EUR 20 million in 2011. The decrease is mainly attributable to lower fees and premium-based revenues in addition to a lower investment margin.

The investment margin decreased to EUR 7 million compared with EUR 28 million in 2011, primarily due to lower yields on investments backing reserves due to higher liquidity balances and the low interest rate environment.

The fees and premium-based revenues decreased to EUR 100 million in 2012, from EUR 168 million in 2011. This decrease is mainly due to lower fee income and higher hedge and reserve costs.

Market and other impacts were EUR -274 million in 2012 compared with EUR -1,295 million in 2011. Excluding the EUR 1.1 billion charge in the fourth quarter of 2011, market and other impacts in 2012 decreased, mainly reflecting a higher loss on hedges, net of reserve changes, due to the rising equity markets. The hedge programme is focused on protecting regulatory capital rather than mitigating earnings volatility.

Year ended 31 December 2011 compared to year ended 31 December 2010

The completion of a comprehensive policyholder behaviour assumption review for the U.S. Closed Block VA led to a charge of EUR 1.1 billion in the fourth quarter of 2011, which resulted in a loss of EUR -1,273 million on an underlying result before tax basis in the year 2011. The assumptions were updated for lapses, mortality, annuitisation and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The impact of the assumption adjustments included a charge to restore the reserve adequacy to the 50% confidence level for the U.S. Closed Block VA. Since the decision to terminate sales of this product in early 2009, ING has taken actions to reduce risk for this legacy book. These actions include reducing deferred acquisition costs, strengthening reserves, expanding the hedging programmes and increasing transparency by reporting the U.S. Closed Block VA as a separate business alongside the ongoing ING Insurance U.S. businesses.

The operating result for the U.S. Closed Block VA was EUR 20 million in 2011 compared with EUR 49 million in 2010.

The investment margin was EUR 28 million in 2011 compared with EUR -11 million in 2010.

ING INVESTMENT MANAGEMENT

	ING Investment Management
	2012	2011	2010
	(EUR millions)

Investment margin	-1	2	-1
Fees and premium based revenues	824	783	741

Life & ING IM operating income	823	785	740

Administrative expenses	661	594	611
DAC amortisation and trail commissions	2	3	3

Life & ING IM expenses	664	597	614

Life & ING IM operating result	159	187	126

Operating result	159	187	126

Gains/losses and impairments	1	5	3
Revaluations	40	6	-3

Underlying result before tax	200	198	126
Taxation	56	71	52
Minority interests	8

Underlying net result	136	127	74
Divestments
Special items	-4	-8	-34

Net result from continuing operations	132	119	40

Year ended 31 December 2012 compared to year ended 31 December 2011

The results of the Asian Investment Management business, with the exception of IM Japan and IM Singapore, have been transferred to ‘net results from discontinued operations’, pending the planned sale of ING’s Insurance and Investment Management business in the region. All financials for the years 2010, 2011 and 2012 have been restated.

Assets under Management (AuM) at ING Investment Management (ING IM) increased by 9.5% to EUR 321.5 billion at year-end 2012, from EUR 293.5 billion at year-end 2011. This increase was the result of EUR 10.8 billion inflows, realised in all segments, and market appreciation of EUR 21.7 billion, partly offset by EUR –4.6 billion of currency and other impacts.

In 2012, the underlying result before tax increased by 1.0% to EUR 200 million, while the operating result decreased by 15.0% to EUR 159 million. The decline in operating result was caused by higher administrative expenses, due in part to non-recurring items, which were not fully offset by higher fees and premium-based revenues. The higher underlying result was attributable to EUR 34 million higher revaluations in IM U.S., including a non-recurring EUR 10 million favourable impact for performance fees, which more than offset the lower operating result.

Fees and premium-based revenues increased by 5.2% to EUR 824 million in 2012, from EUR 783 million in 2011, to a large extent as a result of currency effects and to a lesser extent as a result of the higher asset base. The annualised fourth quarter ratio of fees to average AuM remained flat at 27 basis points compared with the previous year. This ratio is calculated using an average of opening and closing AuM balances for the period. Administrative expenses were 11.2% higher than the previous year, for a large part attributable to currency effects. On a constant currency basis, expenses rose 5.7% during the same period, mainly as a result of a non-recurring expense reduction from a change to the IM U.S. pension plan in the prior year, and investments in Europe in the current year related to rebuilding its capabilities in the U.S.

Underlying net result increased by EUR 9 million to EUR 136 million in 2012, from EUR 127 million in 2011. Net result increased by EUR 13 million to EUR 132 million, from a EUR 119 million net result in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The results of the Asian Investment Management business, with the exception of IM Japan and IM Singapore, have been transferred to ‘net results from discontinued operations’, pending the planned sale of ING’s Insurance and Investment Management business in the region. All financials for the years of 2010 and 2011 have been restated.

Assets under management (AuM) at ING Investment Management (ING IM) increased 3.8% to EUR 293.5 billion at year-end 2011 from EUR 282.8 billion at year-end 2010. Inflows in the proprietary and institutional segments were partly offset by outflows in the retail segment.

The underlying result before tax increased 57.4% to EUR 198 million in 2011 compared with 2010, and the operating result increased 48.4% to EUR 187 million during the same period. Both increases were largely attributable to higher fee income in line with the increase in assets managed.

Fees and premium-based revenues increased 5.7% to EUR 783 million in 2011 from EUR 741 million in 2010 supported by an increase in assets managed. The annualised fourth quarter ratio of fees to average AuM decreased to 27 basis points compared with the previous year at 29 basis points partly due to a change in the underlying asset mix. This ratio is calculated using an average of opening and closing AuM balances for the period. Administrative expenses were 2.8% lower than the previous year mainly due to a staff reduction and a non-recurring expense reduction from a change in the IM U.S. pension plan.

Underlying net result increased EUR 53 million to EUR 127 million in 2011 from EUR 74 million in 2010. Net result increased by EUR 79 million to EUR 119 million in 2011 from a EUR 40 million net result in 2010. Special items in 2011 and 2010 were EUR -8 million and EUR -34 million, respectively, relating to the integration into one global investment management organisation.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities for the years ended 31 December 2012, 2011 and 2010, reference is made to page F-3 for the complete consolidated balance sheet of ING Group.

	2012	2011	2010
	(EUR billions, except amounts per share)

Cash and balances with central banks	17.7	31.2	13.1
Amounts due to banks	39.1	45.3	51.8
Investments	200.1	217.4	234.2
Financial assets at fair value through the profit and loss account	232.4	262.7	263.9
Loans and advances to customers	556.9	596.9	608.9
Assets held for sale	68.5	62.5	0.7
Other assets	47.5	57.6	70.1

Total assets	1,162.1	1,273.6	1,242.7

Shareholder’ equity	49.5	42.5	37.7
Non-voting equity securities	2.3	3.0	5.0

	51.8	45.5	42.7
Minority interests	1.1	0.8	0.7

Total equity	52.8	46.2	43.4

Insurance and investment contracts:
Life	213.8	262.1	255.5
Non-life	3.5	3.5	3.6
Investment contracts	12.6	13.2	12.0

Total insurance and investment contracts	230.0	278.8	271.1
Amounts due to banks	38.7	72.2	72.9
Customer deposits and other funds on deposits	455.0	467.5	511.4
Financial liabilities at fair value through the profit and loss account	115.8	142.9	138.5
Debt securities in issue/other borrowed funds	160.2	159.5	157.9
Liabilities held for sale	69.9	64.3	0.4
Other liabilities	39.7	42.1	47.1

Total equity and liabilities	1,162.1	1,273.6	1,242.7

Shareholders’ equity per Ordinary Share (in EUR)	13.02	11.22	9.98

Year ended 31 December 2012 compared to year ended 31 December 2011

Total assets decreased in 2012 by 8.8%, or EUR 112 billion, to EUR 1,162 billion, mainly due to the divestments of ING Direct USA, ING Direct Canada and Insurance Malaysia. Cash and balances with central banks decreased to EUR 18 billion at year-end 2012 from EUR 31 billion at year-end 2011, as excess cash at the Bank was used to redeem short-term professional funding. Financial assets at fair value through the profit and loss account decreased by EUR 30 billion, due to lower activities at Financial Markets and de-risking. Investments decreased by EUR 17 billion to EUR 200 billion in 2012, mainly due to the transfer of investments of Insurance IM/Asia to assets held for sale. Loans and advances to customers decreased by EUR 40 billion to EUR 557 billion at year-end 2012 from EUR 597 billion at year-end 2011, due to de-risking, lower customer lending, the sale of ING Direct Canada and the transfer of loans of ING Direct UK to assets held for sale.

Shareholders’ equity increased EUR 7.0 billion from EUR 42.5 billion at the end of 2011 to EUR 49.5 billion at the end of 2012. This increase was mainly caused by EUR 3.3 billion net profit and EUR 6.9 billion of positive unrealised revaluations, offset by EUR -2.2 million of transfer to insurance liabilities/DAC. Non-voting equity securities declined by EUR 0.8 billion due to the repayment to the Dutch State in November.

Year ended 31 December 2011 compared to year ended 31 December 2010

Total assets increased in 2011 over 2010 by 2.5%, or EUR 30.9 billion, to EUR 1,273.6 billion. Cash and balances with central banks increased to EUR 31.2 billion at year-end 2011 from EUR 13.1 billion at year-end 2010. This was mainly due to a further increase of overnight deposits with central banks, while amounts due from banks declined by EUR 6.5 billion during the same period. Investments decreased by EUR 16.8 billion to EUR 217.4 billion in 2011, due to the transfer of EUR 21.1 billion of assets of ING Direct USA to Assets held for sale. Loans and advances to customers decreased by EUR 12.0 billion to EUR 596.9 billion at year-end 2011 compared with EUR 608.9 billion at year-end 2010. Adjusted for the ING Direct USA sale, loans and advances to customers increased EUR 18 billion, due to positive currency effects, growth in short-term lending to ‘mid-corporates, SMEs and other’ and mortgage growth at the other ING Direct locations and Retail Benelux partly offset by repayments, run-off and selective de-risking. Assets held for sale increased by EUR 61.8 billion to EUR 62.5 billion. At year-end 2011, assets held for sale entirely relate to ING Direct USA. Other assets decreased by EUR 5.5 billion, almost half of this was caused by the transfer of ING Direct USA to Assets held for sale.

Shareholders’ equity increased EUR 4.8 billion from EUR 37.7 billion at the end of 2010 to EUR 42.5 billion at the end of 2011. This increase was caused by the EUR 4.7 billion in net profit. Positive changes in reserves were offset by the EUR 1 billion repayment premium paid to the Dutch state in May 2011. This amount is the 50% premium paid on the repayment of EUR 2 billion core Tier 1 Securities issued in November 2008. This was an important step towards full repayment of the support ING received from the Dutch State.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2012 was EUR 16,760 million, at 31 December 2011, EUR 15,517 million and at 31 December 2010, EUR 18,337. The EUR 16,760 million of debt and capital securities outstanding at 31 December 2012, consisted of subordinated loans of EUR 9,923 million and debenture loans of EUR 6,837 million, both specified below :

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
9.000	2008	Perpetual	10
8.500	2008	Perpetual	1,508
8.000	2008	Perpetual	1,502
7.375	2007	Perpetual	1,137
6.375	2007	Perpetual	792
5.140	2006	Perpetual	81
5.775	2005	Perpetual	288
6.125	2005	Perpetual	529
4.176	2005	Perpetual	168
Variable	2004	Perpetual	558
6.200	2003	Perpetual	369
Variable	2003	Perpetual	427
7.200	2002	Perpetual	820
7.050	2002	Perpetual	597
Variable	2000	31 December 2030	1,137

			9,923

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
Variable	2012	18 September 2013	726
4.000	2012	18 September 2013	584
4.125	2011	23 March 2015	666
5.625	2008	3 September 2013	1,028
4.699	2007	1 June 2035	118
4.750	2007	31 May 2017	1,970
Variable	2006	11 April 2016	998
4.125	2006	11 April 2016	747

			6,837

At 31 December 2012, 2011 and 2010, ING Groep N.V. also owed EUR 2,372 million, EUR 2,869 million and EUR 736 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. The EUR 2,372 million owed by ING Groep N.V. to ING Group companies at 31 December 2012, was owed to ING Bank companies, as a result of normal intercompany transactions.

In October 2008 ING issued core Tier 1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities. The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. In November 2012 ING reached an agreement with the European Commission on amongst others the repayment of the remainder of the non-voting equity securities. ING intends to repay the remaining EUR 3 billion core Tier 1 securities at a total cost of EUR 4.5 billion in four equal tranches in the next three years. In accordance with this agreement ING repaid EUR 0.75 billion of the remaining non-voting equity securities in November 2012. The total payment in November amounted to EUR 1,125 billion including premiums and interest. ING intends to repay a second tranche in November 2013, a third in March 2014 and a final tranche ultimately in May 2015. While ING has committed to redeem these securities per the defined schedule, ING has the ability to defer a repayment in full or in part, in which case the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full 2 consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015, the Dutch State will re-notify to the Commission who may in principle require compensatory measures. All repayments are conditional upon the approval of the Dutch central bank (DNB).

At 31 December 2012, 2011 and 2010, ING Groep N.V. had EUR 9 million, EUR -1,400 million and EUR 72 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 2,125 million, EUR 3,000 million and EUR 200 million in 2012, 2011 and 2010, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. All of the amounts paid to the Company were received from ING Bank in 2012, 2011 and 2010, respectively. On the other hand, the Company injected EUR 0 million, EUR 0 million and EUR 1,500 million into its direct subsidiaries during the reporting year 2012, 2011 and 2010, respectively. All of the amounts were injected into ING Insurance in 2012, 2011 and 2010, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

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

On 12 December 2011 ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of outstanding subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion. As of 23 December 2011, all tender and exchange offers announced on 12 December 2011 were successfully completed. For more information see Note 15 of Note 2.1 to the consolidated financial statements.

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended 31 December 2012 compared to year ended 31 December 2011

Net cash flow from operating activities amounted to EUR -9,260 million for the year ended 31 December 2012, compared with EUR 14,139 million for the year ended 31 December 2011. This decrease was mainly due to amounts due to/from banks and trading assets/liabilities. The cash flow generated through the customer deposits and other funds on deposit was EUR 27,718 million and EUR 27,019 million for 2012 and 2011, respectively. The cash flow employed in lending increased from a cash outflow of EUR -23,713 million in 2011 to a cash inflow of EUR 1,166 million in 2012.

Net cash flow from investment activities in 2012 was EUR 576 million, compared to EUR 6,504 million in 2011. The decrease was mainly caused by higher disposals and redemptions of group companies.

Net cash flow from financing activities was EUR -1,665 million in 2012, compared to EUR -6,931 million in 2011. The increase of EUR 5,266 million in net cash flow from financing activities is mainly due to repayment of subordinated loans and net repayment of other borrowed funds.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2012 of EUR 24,150 million, compared with EUR 34,280 million at year-end 2011, a decrease of EUR 10,130 million from 2011 levels.

	2012	2011
	(EUR millions)
Treasury bills and other eligible bills	518	2,611
Amounts due from/to banks	4,633	-4,505
Cash and balances with central banks	17,657	31,194
Cash and cash equivalents classified as Assets held for sale	1,342	4,9800

Cash and cash equivalents at end of year	24,150	34,280

Year ended 31 December 2011 compared to year ended 31 December 2010

Net cash flow from operating activities amounted to EUR 14,139 million for the year ended 31 December 2011, compared with EUR -4,747 million for the year ended 31 December 2010. This increase was mainly due to amounts due to/from banks and trading assets/liabilities. The cash flow generated through the customer deposits and other funds on deposit was EUR 27,019 million and EUR 21,202 million for 2011 and 2010, respectively. The cash flow employed in lending increased from a cash outflow of EUR -16,331 million in 2010 to a cash outflow of EUR -23,713 million in 2011.

Net cash flow from investment activities in 2011 was EUR 6,504 million, compared to EUR -3,349 million in 2010. The increase was mainly caused by higher disposals and redemptions of group companies and available-for-sale investments.

Net cash flow from financing activities was EUR -6,931 million in 2011, compared to EUR 7,640 million in 2010. The decrease of EUR 14,571 million in net cash flow from financing activities is mainly due to repayment of subordinated loans and net repayment of other borrowed funds.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2011 of EUR 34,280 million, compared with EUR 20,768 million at year-end 2010, an increase of EUR 13,512 million from 2010 levels.

	2011	2010
	(EUR millions)
Treasury bills and other eligible bills	2,611	4,441
Amounts due from/to banks	-4,505	3,227
Cash and balances with central banks	31,194	13,072
Cash and cash equivalents classified as Assets for sale	4,980	28

Cash and cash equivalents at end of year	34,280	20,768

Capital Adequacy

The debt/equity ratio of ING Group as at year-end 2012 was 11.10% (2011: 12.71%).

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all ING Insurance entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

	2012	2011
	(EUR millions)
BIS capital	47,116	47,124
IGD capital	23,322	21,406
Group leverage (core debt)	-7,100	-7,917

Regulatory capital	63,339	60,612

Required capital banking operations	28,774	31,107
Required capital insurance operations	9,523	9,515

Total required capital	38,296	40,622

FICO ratio	165%	149%

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

Year ended 31 December 2012 compared to year ended 31 December 2011

At 31 December 2012 and 2011, ING Bank had EUR 20,612 million and EUR 31,197 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2012	2011
	(EUR millions)
Cash and balances with central banks	15,447	28,112
Short dated government paper	518	2,611
Cash and cash equivalents classified as Assets held for sale	14	4,980
Banks on demand	4,633	-4,506

Cash balance and cash equivalents	20,612	31,197

The EUR 25,426 million decrease in ING Bank’s operating activities, consist of EUR 11,523 million cash outflow for the year ended 31 December 2012, compared to EUR 13,903 million cash inflow for the year ended 31 December 2011.

The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 21,334 million compared to a cash inflow in 2011 of EUR 30,659 million), cash outflows from Amounts due to and from Banks (EUR 21,187 million compared to a cash inflow in 2011 of EUR 457 million), a cash inflow from loans and advances to customers (EUR 1,130 million compared to a cash outflow in 2011 of EUR 26,392 million) and a cash outflow of trading assets and liabilities (EUR 16,583 million compared to a cash inflow in 2011 of EUR 1,293 million).

Net cash inflow from investing activities was EUR 2,341 million (2011: EUR 4,027 million cash inflow). Investments in available-for-sale securities was EUR 71,323 million and EUR 155,004 million in 2012 and 2011, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 73,441 million and EUR 155,826 million in 2012 and 2011, respectively.

Net cash flow from financing activities in 2012 amounted to a cash outflow of EUR 1,588 million compared to a cash outflow in 2011 of EUR 3,778 million, and is mainly attributable to less cash outflow from proceeds and repayments of subordinated loans and debt securities in issue and a lower dividend payment in 2012.

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 10,770 in 2012 compared to a positive net cash flow of EUR 14,152 million in 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

At 31 December 2011 and 2010, ING Bank had EUR 31,197 million and EUR 17,188 million, respectively, of cash and cash equivalents. The increase in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2011	2010
	(EUR millions)
Cash	28,112	9,519
Short dated government paper	2,611	4,442
Cash and cash equivalents classified as Assets held for sale	4,980
Banks on demand	-4,506	3,227

Cash balance and cash equivalents	31,197	17,188

The EUR 24,989 million increase in ING Bank’s operating activities, consist of EUR 13,903 million cash inflow for the year ended 31 December 2011, compared to EUR 11,086 million cash outflow for the year ended 31 December 2010.

The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 30,569 million compared to a cash inflow in 2010 of EUR 21,052 million), cash outflows from Amounts due to and from Banks (EUR 457 million compared to a cash outflow in 2010 of EUR 14,164 million) and a cash outflow of loans and advances to customers of EUR 26,392 million (compared to a cash outflow in 2010 of EUR 19,665).

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

The operating, investing and financing activities described above resulted in a positive cash flow of EUR 14,152 in 2011 compared to a negative net cash flow of EUR -1,559 million in 2010.

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

The following table sets forth the capital position of ING Bank N.V. as of 31 December 2012, 2011 and 2010.

Capital position of ING Bank

	2012	2011	2010
	(EUR millions)

Shareholders’ equity (parent)	31,823	30,156	31,266
Difference IFRS-IASB and IFRS-EU	4,846	4,211	3,185
Minority interests (1)	959	817	749
Subordinated loans qualifying as Tier 1 capital (2)	6,774	6,850	8,438
Goodwill and intangibles deductible from Tier 1 (1)	-1,242	-1,390	-1,645
Deductions Tier 1	-991	-1,014	-1,069
Revaluation reserve (3)	-2,195	-1,008	-1,592

Available capital — Tier 1	39,975	38,622	39,332

Supplementary capital — Tier 2 (4)	8,132	9,516	10,882
Deductions	-991	-1,014	-1,069

BIS capital	47,116	47,124	49,145

Risk-weighted assets	278,656	330,421	321,103

Tier 1 ratio	14.35%	11.69%	12.25%
BIS ratio	16.91%	14.26%	15.30%

Required capital based on Basel I floor (5)	28,767	31,107	29,860
BIS ratio based on Basel I floor (5)	13.10%	12.12%	13.17%

(1)	According to the regulatory definition.
(2)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(3)	Includes revaluation debt securities, revaluation reserve cash flow hedge and the revaluation reserves excluded from Tier 1 as described in ING’s Capital base table.
(4)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(5)	Using 80% of Basel I Risk-Weighted Assets.

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

Year ended 31 December 2012 compared to year ended 31 December 2011

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 6,717 million at 31 December 2012 and EUR 11,577 million at 31 December 2011.

	2012	2011
	(EUR millions)
Cash and bank balances	2,980	3,230
Short term deposits	2,409	8,347
Cash and cash equivalents classified as Assets held for sale	1,328

Total	6,717	11,577

Net cash provided by operating activities was EUR 718 million in 2012 and EUR 2,041 million in 2011. Net cash used by ING Insurance in investment activities was EUR -2,882 million in 2012 and EUR 2,477 in 2011 million. The decrease was caused by investments in equity securities available for sale mainly in the U.S. Cash provided by ING Insurance’s financing activities amounted to EUR -2,731 million and EUR -1,558 million in 2012 and 2011, respectively. The decrease was due to repayments of subordinated loans.

Year ended 31 December 2011 compared to year ended 31 December 2010

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 11,577 million at 31 December 2011 and EUR 8,674 million at 31 December 2010.

	2011	2010
	(EUR millions)
Cash and bank balances	3,230	4,057
Short term deposits	8,347	4,589
Cash and cash equivalents classified as Assets held for sale		28

Total	11,577	8,674

Net cash provided by operating activities was EUR 2,041 million in 2011 and EUR 2,885 million in 2010.

Net cash used by ING Insurance in investment activities was EUR 2,477 million in 2011 and EUR -4,466 million in 2010. The increase was caused by group companies, available-for-sale- investments and investments for risk of policyholders.

Cash provided by ING Insurance’s financing activities amounted to EUR -1,558 million and EUR 1,140 million in 2011 and 2010, respectively. The decrease was due to Proceeds/repayments of borrowed funds and debt securities.

The table below shows the Insurance Group Directive which represent the consolidated regulatory Solvency I position of ING Insurance business. The Insurance companies complied with their respective local regulatory requirements.

	2012	2011
	(EUR millions)
Shareholders’ equity (parent)	27,299	23,475
Hybrids issued by ING Group (1)	2,438	2,604
Hybrids issued by ING Insurance (2)	476	1,726
Required regulatory adjustments	-6,891	-6,399

IGD capital	23,322	21,406

EU required capital base	9,523	9,515

IGD Solvency ratio (3)	245%	225%

(1)	Hybrids issued by ING Group at notional value
(2)	Hybrids issued by ING Insurance at notional value capped at 25% of EU required capital
(3)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.

Adjusted Equity

ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealized gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the Core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2012, 2011 and 2010 is reconciled to shareholders’ equity as follows:

	2012	2011	2010
	(EUR millions)
Shareholders’ equity	49,511	42,452	37,719
Difference between IFRS-IASB and IFRS-EU	4,846	4,211	3,185
Core Tier 1 Securities	2,250	3,000	5,000
Group hybrid capital	9,223	9,332	12,039
Revaluation reserves debt securities and other	-8,963	-4,626	-3,469

Adjusted equity	56,866	54,369	54,474

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR -4,843 million in 2012, EUR -650 million in 2011 and EUR 330 million in 2010, the cash flow hedge reserve of EUR -2,689 million in 2012, EUR -1,970 million in 2011 and EUR -847 million in 2010 and capitalized goodwill of EUR -1,431 million in 2012, EUR -2,006 million in 2011 and EUR -2,908 million in 2010.

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

To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING decreased to 11.1% in 2012 from 12.7% in 2011. The debt/equity ratio of ING Group between 31 December 2002 and 31 December 2012 has been in the range of 19.9% to 9.0%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group currently, but management aims to reduce the Group debt/equity ratio to 10% in the near term. In addition, ING stated in its Restructuring Plan as presented on 26 October 2009 that in the coming years, as insurance units are divested, ING Groep N.V. wants to reduce its core Debt to zero, thereby eliminating the double leverage. These targets are reviewed at least once a year and approved by the Executive Board. During the yearly review, many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements

See Note 28 of Note 2.1 to the consolidated financial statements.

	Total 2012	Less than one year	More than one year	Total 2011	Less than one year	More than one year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	60	13	47	112	87	25
Commitments concerning fixed-interest securities	636	612	24	947	947
Guarantees	86	70	16	24		24
Other commitments	548	294	254	766	560	206

Banking operations
Contingent liabilities in respect of:
- discounted bills	1	1		2	2
- guarantees	24,034	18,738	5,296	25,617	20,301	5,316
- irrevocable letters of credit	14,552	14,233	319	17,206	16,996	210
- other contingent liabilities	498	495	3	570	562	8

Irrevocable facilities	86,549	54,659	31,890	86,188	56,041	30,147

Total	126,964	89,115	37,849	131,432	95,496	35,935

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31 2011 and 2010. Reference is made to Note 21 Other liabilities in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 23 Liabilities by contractual maturity in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket.

Payment due by period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(EUR millions)
2012
Operating lease obligations	1,353	306	435	327	285
Subordinated loans of Group companies	12,148	2,907	1,262	3,227	4,752
Preference shares of Group companies	404				404
Debenture loans	139,861	68,179	29,420	14,853	27,409
Loans contracted	2,287	428	76		1,783
Loans from credit institutions	4,845	4,052	57	56	680
Insurance provisions (1)	182,440	11,363	19,079	19,611	132,387

Total	343,338	87,235	50,329	38,074	167,700

2011
Operating lease obligations	1,353	306	435	327	285
Subordinated loans of Group companies	12,148	2,907	1,262	3,227	4,752
Preference shares of Group companies	404				404
Debenture loans	139,861	68,179	29,420	14,853	27,409
Loans contracted	2,287	428	76		1,783
Loans from credit institutions	4,845	4,052	57	56	680
Insurance provisions (1)	175,549	11,177	18,702	19,127	126,543

Total	336,447	87,049	49,952	37,590	161,856

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at 31 December 2012. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6.	Directors, Senior Management and Employees

Appointment and dismissal Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered non-binding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the suitability and reliability requirements set out in the Dutch Financial Supervision Act and must continue to meet these while in office. Members of the Supervisory Board may be suspended or dismissed at any time by a majority resolution of the General Meeting. A resolution to suspend or dismiss members of the Supervisory Board that has not been proposed by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

In connection with the issuance of the Securities to the Dutch State and the IABF, ING Group and the Dutch State agreed that the Dutch State may recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would comprise two State Nominees among its members. The Dutch State may recommend a Supervisory Board member already in office.

The recommendation right of the Dutch State is subject to applicable law and to corporate governance practices, generally accepted under stock exchange listing regimes applicable to ING Group and continues as long as the IABF continues. Should the IABF be discontinued, the State Nominees will remain in office and complete their term of appointment.

Candidates recommended by the Dutch State will be nominated for appointment by way of a binding nomination, unless one or more specified situations occur. Such situations include when:

•	the candidate is not fit and proper to discharge his duties as a Supervisory Board member;

•	upon appointment the composition of the Supervisory Board would not be appropriate and/or not be in accordance with the Supervisory Board Profile;

•

the appointment would be incompatible with any provision of the Articles of Association, the Supervisory Board Charter, any principle or best-practice provision of the Corporate Governance Code as applied by ING Group and/or any other generally accepted corporate governance practice or requirement which is applicable to ING Group as an internationally listed company;

•	the relevant candidate has a structural conflict of interest with ING Group; and

•	DNB, the Dutch central bank refuses to issue a statement of ‘no objection’ for the appointment of the relevant candidate.

As a consequence of the transaction between ING Group and the Dutch State, the Dutch State recommended Lodewijk de Waal and Tineke Bahlmann for appointment to the Supervisory Board. Following such recommendation, Lodewijk de Waal and Tineke Bahlmann were appointed by the General Meeting on 27 April 2009. The current terms of appointment of Tineke Bahlmann and Lodewijk de Waal will expire at the end of the 2013 annual General Meeting. Tineke Bahlmann is recommended for reappointment by the Dutch State. Lodewijk de Waal has decided not to apply for reappointment. The Dutch State has indicated to not use its right to recommend a second candidate for appointment as a member of the Supervisory Board at this moment.

Function of the Supervisory Board

The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events of ING Group and its businesses, as well as to provide advice to the Executive Board. In line with Dutch company law, the Corporate Governance Code and the Articles of Association, the Supervisory Board Charter requires all members of the Supervisory Board, including the State Nominees, to act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all the stakeholders of ING Group, to perform their duties without mandate and independent of any interest in the business of ING Group, and to refrain from supporting one interest without regard to the other interests involved.

Certain resolutions of the Executive Board, specified in the Articles of Association of ING Group, the Executive Board Charter and in the Supervisory Board Charter, are subject to the approval of the Supervisory Board.

As long as the IABF continues, certain resolutions of the Supervisory Board are subject to the condition that no State Nominee shall have voted against the proposal. These rights became effective as from the 2009 annual General Meeting. These resolutions relate to the following matters:

a. the issuance or acquisition of its own shares by ING Group, other than related to the Securities issuance (including, for the avoidance of doubt, for the purpose of conversion or financing of a repurchase of Securities), as part of regular hedging operations or in connection with employment schemes;

b. the cooperation by ING Group in the issuance of depositary receipts for shares;

c. the application for listing on or removal from the price list of any stock exchange of the securities referred to in a. or b.;

d. the entry into or termination of a lasting cooperation between ING Group or a dependent company and another legal entity or partnership or a general partner in a limited partnership or general partnership where such cooperation or termination thereof has a material significance for ING Group, i.e. amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

e. the acquisition by ING Group or a dependent company of a participating interest in the capital of another company amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such participating interest;

f. investments involving an amount equal to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

g. a proposal to wind up ING Group;

h. filing of a petition for bankruptcy or moratorium of ING Group;

i. a proposal to reduce the issued capital of ING Group (other than related to the Securities issuance);

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

ING Group aims to have an adequate and balanced composition of its Supervisory Board. Thereto, annually, the Nomination Committee assesses the composition of the Supervisory Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Supervisory Board members. However, because of the fact that ING Group needs to balance several relevant selection criteria when composing its Supervisory Board, the composition of the Supervisory Board did not meet the above-mentioned gender balance in 2012. ING Group will continue to strive for an adequate and balanced composition of its Supervisory Board in future appointments, by taking into account all relevant selection criteria including but not limited to gender balance, executive experience, experience in corporate governance and experience in the political and social environment.

Term of appointment of members of the Supervisory Board

A member of the Supervisory Board retires no later than at the end of the first general meeting held four years after his or her last appointment or reappointment. In accordance with the Corporate Governance Code, members of the Supervisory Board may as a general rule be reappointed for two additional four-year terms. Under special circumstances however, the Supervisory Board may deviate from this general rule, among others in order to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. As a general rule, members of the Supervisory Board shall also resign at the end of an annual general meeting in the year in which they attain the age of 70 and shall not be reappointed. The schedule for resignation by rotation is available on the website of ING Group (www.ing.com).

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

Members of the Supervisory Board are to disclose material conflicts of interest and potential conflicts of interest and to provide all information relevant thereto. Thereupon the Supervisory Board — without the member concerned taking part — decides whether a conflict of interest exists. In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING Group.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation of the Corporate Governance Code however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents such disclosure; and/or (iii) the information is so competition-sensitive that disclosure could damage the competitive position of ING Group.

Significant conflicting interests are considered to be absent in case of a relationship that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, with the exception of any loans that may have been granted.

Independence

Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Luc Vandewalle, are to be regarded as independent on 31 December 2012. Luc Vandewalle is not to be considered independent because of his former position at ING Belgium. Members of the Supervisory Board to whom the independence criteria of the Corporate Governance Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.

Company secretary

ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.

Committees of the Supervisory Board

On 31 December 2012, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee.

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

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On 31 December 2012, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Henk Breukink, Jan Holsboer, Yvonne van Rooy and Luc Vandewalle.

The Supervisory Board has determined that Joost Kuiper is a financial expert as referred to in the Corporate Governance Code. Joost Kuiper was appointed as the chairman of the Audit Committee on 9 May 2011. Joost Kuiper is considered by the Supervisory Board as financial expert because of his relevant knowledge and experience.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2012, the members of the Risk Committee were: Piet Klaver (chairman), Tineke Bahlmann, Joost Kuiper, Luc Vandewalle and Jeroen van der Veer.

The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING and its subsidiaries are based. On 31 December 2012, the members of the Remuneration Committee were: Peter Elverding (chairman), Piet Klaver, Jeroen van der Veer and Lodewijk de Waal.

The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On 31 December 2012, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Peter Elverding, Piet Klaver and Lodewijk de Waal.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting and advises the Supervisory Board on improvements. On 31 December 2012, the members of the Corporate Governance Committee were: Henk Breukink (chairman), Jeroen van der Veer and Lodewijk de Waal.

The current composition of the Supervisory Board Committees can be found on the Company’s website (www.ing.com), which is updated on a regular basis.

Remuneration and share ownership

The remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Supervisory Board in these shares and depositary receipts for shares are subject to the ING regulations regarding insiders. These regulations are available on the website of ING Group (www.ing.com).

INFORMATION ON MEMBERS OF THE SUPERVISORY BOARD

JEROEN VAN DER VEER (CHAIRMAN)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2013)

Former chief executive officer of Royal Dutch Shell plc. Other business activities: until the end of the AGM in May 2013, non-executive director of Royal Dutch Shell plc. Chairman of the Supervisory Board of Koninklijke Philips Electronics N.V. (listed companies). Member of the Supervisory Board of Het Concertgebouw N.V. Chairman of the Supervisory Council of Nederlands Openluchtmuseum. Member of the Board of Nationale Toneel (theatre). Chairman of the Supervisory Council of Platform Bèta Techniek. Chairman of the Advisory Council of Rotterdam Climate Initiative. Member of the Governing Board of European Institute of Innovation & Technology (EIT).

PETER A.F.W. ELVERDING (VICE-CHAIRMAN)

(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former chairman of the Managing Board of Directors of Koninklijke DSM N.V. Former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch central bank). Other business activities: chairman of the Supervisory Board of Koninklijke BAM Groep N.V. (listed company). Vice-chairman of the Supervisory Board of SHV Holdings N.V. Chairman of the Supervisory Board of Q-Park N.V. Chairman of the Supervisory Board of Camille Oostwegel Holding B.V. Member of the Supervisory Board of Koninklijke FrieslandCampina N.V. Member of the Board of Stichting Instituut GAK.

J.P. (TINEKE) BAHLMANN

(Born 1950, Dutch nationality, female; appointed in 2009, term expires in 2013)

Professor in Business Administration, University of Utrecht. Other business activities: vice-chairman of the Supervisory Board of N.V. Nederlandsche Apparatenfabriek ‘Nedap’ (listed company). Member of the Supervisory Board of Stedin Netbeheer B.V. Member of the Board of Maatschappelijk Verantwoord

Ondernemen Nederland (CSR). Chairman of the Supervisory Council of Maasstad Ziekenhuis (hospital). Chairman of Stichting Max Havelaar. Member of the Board of Toneelgroep Amsterdam (theatre).

HENK W. BREUKINK

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former managing director of F&C and country head for F&C Netherlands (asset management firm). Other business activities: member of the Supervisory Board of NSI N.V. (real estate fund) (listed company). Member of the Supervisory Board of Brink Groep BV. Chairman of the Supervisory Board of Heembouw Holding B.V. Chairman of the Supervisory Council of Omring (health care institution). Member of the Supervisory Board of HaagWonen (housing corporation). Chairman of the Supervisory Council of Inholland University.

JAN H. HOLSBOER

(Born 1946, Dutch nationality, male; appointed in 2012, term expires in 2016)

Former member of the Executive Board of Univar N.V. and former member of the Executive Boards of ING Group and Nationale- Nederlanden. Other business activities: non-executive (senior independent) director of PartnerRe Ltd. (Bermuda). Chairman of the Supervisory Board of TD Bank N.V. Non-executive director of YAFA S.p.A. (Turin, Italy). Member of the Supervisory Board of YAM Invest N.V. Chairman of the Supervisory Board of Vither Hyperthermia B.V. Chairman of the Executive Board of Panorama Mesdag B.V. Chairman of the Board of Foundation Imtech. Member of the Investment Committee of the Dutch Cancer Society.

SJOERD VAN KEULEN

(Born 1946, Dutch nationality, male; appointed in 2011, will resign in 2013)

Former chairman of the Executive Board of SNS Reaal N.V. Other business activities: member of the Supervisory Board of Heijmans N.V. (listed company). Member of the Supervisory Board of Vado Beheer B.V. Vice-chairman of the Supervisory Committee of World Wildlife Fund. Chairman of the Board of Investment Fund for Health in Africa. Member of the Board of Health Insurance Fund. Advisory member of the Supervisory Board of Stichting PharmAccess International. Member of the Supervisory Board of Stichting Natuur en Milieu.

PIET C. KLAVER

(Born 1945, Dutch nationality, male; appointed in 2006, will resign in 2013)

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

JOOST CH.L. KUIPER

(Born 1947, Dutch nationality, male; appointed in 2011, term expires in 2015)

Former member of the Executive Board of ABN AMRO Bank N.V. Other business activities: chairman of the Supervisory Board of IMC B.V. Member of the Supervisory Board of Hespri Holding B.V. Member of the Supervisory Council of Nexus Institute. Board member of each of Stichting voor Ooglijders, Prins Bernhard Cultuurfonds and Aanwending Loterijgelden Nederland. Member of the Advisory Board of Boelens de Gruyter. Member of the Advisory Board of Boron.

ROBERT W.P. REIBESTEIN

(Born 1956, Dutch nationality, male; appointed in 2012, term expires in 2016)

Former senior partner of McKinsey & Company. Other business activities: member of the Supervisory Board of IMC B.V. Chairman of the Board of Royal Concertgebouw Orchestra. Member of the Board of Overseers Columbia University Business School. Member of the Supervisory Board of World Wildlife Fund. Member of the European Council on Foreign Relations. Vice-chairman of the Supervisory Board of Leiden University. Vice-chairman of the Board of VVD (political party).

YVONNE C.M.T. VAN ROOY

(Born 1951, Dutch nationality, female; appointed in 2012, term expires in 2016)

Former Minister of Foreign Trade, member of the Dutch Parliament and member of the European Parliament. Former president of Utrecht University. Other business activities: chairman of Nederlandse Vereniging van Ziekenhuizen (Dutch association of hospitals). Member of the Board of Trust Foundation Koninklijke Brill N.V. Member of the Board of Royal Concertgebouw Orchestra. Member of the Advisory Board of Nexus Institute. Member of the Board of Stichting Instituut GAK. Member of the Advisory Board of Stichting Nationaal Fonds Kunstbezit.

LUC A.C.P. VANDEWALLE

(Born 1944, Belgian nationality, male; appointed in 2011, term expires in 2014)

Former chairman and non-executive member of ING Belgium NV/SA. Other business activities: chairman of the Supervisory Board of each of Bakker Hillegom B.V., Domo Real Estate, Matexi Groep, Plu Holding, Transics International and Alinso N.V. Member of the Supervisory Board of each of Allia Insurance Brokers, Arseus, Besix Groep, Galloo, Masureel Veredeling, Sea-Invest, Sioen Industries, Vergroup, Veritas and Willy Naessens Industriebouw.

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

Changes in the composition

At the 2012 annual General Meeting Jan Holsboer, Robert Reibestein and Yvonne van Rooy were appointed as members of the Supervisory Board. Aman Mehta retired at the end of the 2012 annual General Meeting.

Sjoerd van Keulen and Piet Klaver will resign at the end of the 2013 annual General Meeting. The current terms of appointment of Jeroen van der Veer, Tineke Bahlmann and Lodewijk de Waal will expire at the end of the 2013 annual General Meeting. Lodewijk de Waal has decided not to apply for reappointment. At this meeting, Jeroen van der Veer and Tineke Bahlmann will be nominated for reappointment. Tineke Bahlmann is recommended for reappointment by the Dutch State. The Nomination Committee and the Supervisory Board will continue to strive for an adequate and balanced composition of its Supervisory Board when selecting and nominating new members for appointment.

More information can be found in the convocation for the 2013 annual General Meeting, available on the website of ING Group (www.ing.com) from 28 March 2013.

EXECUTIVE BOARD

Appointment and dismissal

Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered non-binding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Executive Board must comply with the suitability and reliability requirements set out in the Dutch Financial Supervision Act and must continue to meet these while in office.

Members of the Executive Board may be suspended or dismissed at any time by a majority resolution of the General Meeting. A resolution to suspend or dismiss members of the Executive Board that has not been proposed by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

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

Profile of members of the Executive Board

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. It is available on the website of ING Group (www.ing.com) and at the ING Group head office. ING Group aims to have an adequate and balanced composition of its Executive Board. Thereto, annually, the Supervisory Board assesses the composition of the Executive Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Executive Board members.

However, because of the fact that ING Group needs to balance several relevant selection criteria when composing its Executive Board, the composition of the Executive Board did not meet the above-mentioned gender balance in 2012. ING Group will continue to strive for an adequate and balanced composition of its Executive Board in future appointments, by taking into account all relevant selection criteria including but not limited to gender balance, executive experience, experience in corporate governance of large stock-listed companies and experience in the political and social environment.

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

Ancillary positions/Conflicting interests

No member of the Executive Board has corporate directorships at listed companies outside ING. This is in accordance with ING Group’s policy to avoid conflicts of interest

Transactions involving actual or potential conflicts of interest

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

In case of a conflict of interest, the relevant member of the Executive Board abstains from discussions and decision-making on the topic or the transaction in relation to which that Board member has a conflict of interest with ING Group. If all members of the Executive Board have a conflict of interest, the decision will be taken by the Supervisory Board.

INFORMATION ON MEMBERS OF THE EXECUTIVE BOARD

JAN H.M. HOMMEN, CHIEF EXECUTIVE OFFICER

(Born 1943, Dutch nationality, male; appointed in 2009, term expires in 2013)

Jan Hommen graduated with a master’s degree in Business Economics from Tilburg University. He was appointed a member of the Executive Board on 27 April 2009. He is also CEO of ING Bank N.V. and CEO of ING Verzekeringen N.V. Jan Hommen was a member of the Supervisory Board of ING Group as of 1 June 2005 and became chairman of the Supervisory Board of ING Group in January 2008. Until 1 May 2005, he was vice-chairman and chief financial officer of Koninklijke Philips Electronics N.V. From 1975 to 1997, he worked for Alcoa Inc. From 1978, he worked at the Alcoa head office in the US, becoming chief financial officer in 1991. Jan Hommen is a member of the board of Royal Concertgebouw Orchestra and a member of the Supervisory Board of PSV (football club). Seven Group staff departments report directly to Jan Hommen: Legal Department Group, Corporate Human Resources, Corporate Development, Corporate Communications, Group Public & Government Affairs, Sustainability and Corporate Audit Services.

PATRICK G. FLYNN, CHIEF FINANCIAL OFFICER

(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2013)

Patrick Flynn is a Chartered Accountant and a member of the Association of Corporate Treasurers in the UK. He also holds a bachelor’s degree in Business Studies from Trinity College Dublin. He was appointed a member of the Executive Board of ING Group on 27 April 2009. From 2007 to 2009, he was the chief financial officer of HSBC Insurance Holdings Ltd. Patrick Flynn is responsible for ING’s finance departments and Investor Relations.

WILFRED NAGEL, CHIEF RISK OFFICER

(Born 1956, Dutch nationality, male; appointed in 2012, term expires in 2016)

Wilfred Nagel was chief executive officer of ING Bank Turkey until his appointment as a member of the Management Board Banking and the Management Board Insurance as of 5 October 2011. Wilfred Nagel joined ING in 1991 and has held various positions including Global Head Credit Risk Management from 2002 to 2005 and CEO Wholesale Banking in Asia from 2005 to 2010. He was appointed a member of the Executive Board of ING Group on 14 May 2012. Wilfred Nagel is responsible for ING’s risk management departments including compliance.

Changes in the composition

The current terms of appointment of Jan Hommen and Patrick Flynn will expire at the end of the 2013 annual General Meeting. At this meeting, they will be nominated for reappointment. The Supervisory Board will propose to reappoint Patrick Flynn as a member of the Executive Board for a consecutive period of four years, ending after the annual General Meeting in 2017. The Supervisory Board will propose to reappoint Jan Hommen as a member of the Executive Board for the period until 1 October 2013. The Supervisory Board will propose to the annual General Meeting of 13 May 2013 to appoint Ralph Hamers (born 1966, Dutch nationality, male) as a member of the Executive Board for a consecutive period of four years, ending after the annual General Meeting in 2017. The Supervisory Board intends to appoint Ralph Hamers as chairman of the Executive Board and CEO as of 1 October 2013.

REMUNERATION REPORT

This section sets out the remuneration for the Executive Board and the Supervisory Board. The senior management remuneration policy and remuneration structure are also included.

The remuneration policy for the Executive Board was adopted by the annual General Meeting (AGM) on 27 April 2010, adjustments to the remuneration policy in line with new regulatory developments were adopted by the AGM on 9 May 2011. In addition, the Remuneration report provides information on the remuneration paid in 2012. ING realises that remuneration in the financial sector continued to be a topic of heated debate, also in 2012. Therefore, ING already implemented a new policy in 2010 with an increased emphasis on, among others, creating a moderate and balanced compensation mix, long-term value creation and non-financial targets.

The primary objective of the remuneration policy is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly qualified employees. In accordance with the Dutch Banking Code ING’s remuneration policy for the Executive Board aims for total direct compensation levels slightly below market median levels for comparable positions in the relevant markets. In 2012 the Executive Board did not receive a salary increase and no variable compensation was paid as ING had not completely repaid all outstanding core Tier 1 securities that were issued to the Dutch State. The remuneration policy put in place by the Supervisory Board and adopted by the 2010 AGM has been superseded by legal requirements put in place by the Dutch Legislator that no variable compensation can be paid to the Executive Management as long as financial support from the Dutch State is still outstanding.

The base salary level of the Executive Board remained at the 2010 level and for the fourth consecutive year no variable compensation was paid to the Executive Board. Remuneration of the Executive Board of ING is now in the lowest decile of compensation for managerial positions of equivalent significance and complexity in Europe and the gap between market median levels and total compensation of the Executive Board has become very significant. This could have severe consequences for the ability to attract and retain qualified senior management.

REMUNERATION POLICY

ING’s remuneration policy is an integral part of ING’s corporate strategy and risk profile and maintains a sustainable balance between short-term and long-term value creation, building on our long-term responsibility towards society, our clients and all other stakeholders.

Remuneration at ING is appropriately set against a variety of factors, such as the complexity of functions, the scope of responsibilities, market practice and competitiveness, the alignment of risks and rewards, and the long-term objectives of the company and its stakeholders, which is all the more important given the continuously changing regulation and international standards for responsible remuneration. These factors differ for each role, line of business and country. This is especially the case for ING with its operations in more than 40 countries and 84,718 employees of whom around 58,200 are based outside the Netherlands (over 58% of senior management is non-Dutch). As much as possible for a global financial institution of this size, ING aims to take account of all these differences and also of the standards applied within similar financial institutions in the various countries in which it operates.

PERFORMANCE MANAGEMENT PRINCIPLES

Performance management is a core business process to align individual performance objectives with the long-term strategy of the business of ING Group and to ensure a sustainable and successful business for all its stakeholders. ING Group operates a performance management process linked to remuneration to prevent rewarding for failure and to address the long-term impact of the profitability of the organisation within the risk appetite framework approved by the Supervisory Board of ING Group.

Performance measurement, ex-ante and post risk adjustment

In determining the overall size of ING’s variable remuneration pools, ex-ante measures are applied to adjust for current year and prior year changes in the risk profile, as well as for any known future potential risk profile changes. To determine whether to award any variable remuneration in a given performance year depending on the business activity, the following qualifiers will need to be satisfied: return on equity, core Tier 1 ratio and debt-to-equity ratio.

In 2012, ING fully implemented the required changes to its remuneration policies in order to comply with the Capital Requirements Directive III (CRD III). This includes arrangements to defer, hold back and where necessary claw back variable compensation.

The performance assessment of Identified Staff or the ING Group as a whole extends beyond the date that variable remuneration awards are made and continues as part of a multi-year framework. In this way a longer-term horizon is established that ensures that variable remuneration continues to remain ‘at risk’ due to any issues or staff behaviours (including former staff) that were not apparent (or foreseen) at the time variable remuneration was awarded. In doing so, we have extended the performance assessment of all Identified Staff of ING Group beyond the date that variable awards are made.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

The remuneration of Executive Board members consists of a combination of fixed compensation (base salary) and variable remuneration (together, ‘total direct compensation’), pension arrangements and benefits as described below.

Total direct compensation: moderation and reduced emphasis on variable remuneration

Total direct compensation levels are based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones EURO STOXX 50 index. These are 50 companies, in a range of financial and non-financial industries, which are based in countries within the economic and monetary union of the European Union. In accordance with the Dutch Banking Code, ING’s remuneration policy for the Executive Board aims for total direct compensation levels slightly below market median levels for comparable positions in the relevant markets.

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

The allocation of variable remuneration is conditional on the achievement of a number of performance objectives. The short- term component, at maximum 40% of total variable remuneration, is equally divided between cash and stock and awarded in the year following the performance year. The other 60% of the total variable remuneration is deferred and also equally divided between cash and stock. This long-term component is intended to serve the objective of retaining the members of the Executive Board for a longer period of time. The value of the stock award is set such that total variable remuneration at the time that the maximum number of shares to be granted is determined stays within the 100% limit.

The long-term component, consisting of two equal portions of cash and stock, will be subject to a tiered vesting on the first, second and third anniversary of the grant date (one-third per annum). The entire long-term component is subject to an ex-post performance assessment by the Supervisory Board. The ex-post performance assessment cannot lead to an upward adjustment of the value of the cash deferred portion or the number of deferred shares.

Executive Board members are not allowed to sell depositary receipts for shares, obtained as a member of the Executive Board ING Group, and within a period of five years from the grant date. However, they are allowed to sell part of their depositary receipts for shares at the date of vesting to pay tax over the vested share award.

Risk adjusted sustainable and responsible performance

Executive Board members’ remuneration is directly linked to the achievement of performance criteria critical to the execution of ING Group’s strategy. In 2012, ING took significant steps to further complete the restructuring plans, rebuild customer trust and to deliver strong performance in the Bank and in Insurance. This is reflected in the individual performance criteria set for Executive Board members. The performance of the Executive Board is annually set and measured against different financial and non- financial performance drivers.

The financial targets are built around the priorities to strengthen the capital and funding positions for the Banking and Insurance entities as we execute on the restructuring of the Group and prepare the businesses for standalone futures. The financial targets related to the banking operations are aligned with the priorities presented in ING’s Ambition 2015 priorities, which were communicated to the investor community in January 2012.

Financial performance indicators include:

1. Underlying net profit for ING Group

2. Reduce double leverage in ING Group

3. Reduce the loan-to-deposit ratio of ING Bank to strengthen liquidity position ahead of Basel III

4. Reduce leverage in Insurance US in preparation for IPO base case

5. Reduce leverage in Insurance EurAsia to prepare for standalone future

Non-financial performance indicators include:

The non-financial indicators depend on the specific responsibilities of the individual Executive Board member and typically include:

1. Improve customer centricity, including full implementation of Net Promoter Score measurement across the Bank and Insurance companies

2. Improve sustainable business practices and corporate responsibility based on the KPIs published annually in the ING Sustainability Report

3. Execute the restructuring and separation plans for the Group and continue repayment of Dutch State

4. Improve employee engagement across the Banking and Insurance operations

5. Improve leadership development, strengthen talent pipeline, retention and diversity

6. Improve operational excellence

ING values and leadership

ING leadership behaviours are also evaluated as part of each Executive Board member’s annual performance appraisal. The overall appraisal along with performance on predefined indicators is part of ING’s Remuneration Committee review in determining variable remuneration.

Continued focus on risk

Variable remuneration is directly linked to risk and takes into consideration both individual and company performance criteria. Performance measurement accounts for estimated risks and costs of capital.

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

Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement (CLA) in the Netherlands.

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

Tenure

The contract of employment for Executive Board members provides for an appointment for a period of four years and allows for reappointment by the General Meeting. In the case of an involuntary exit, Executive Board members are eligible to an exit arrangement limited to one year base salary.

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

Supervisory Board discretion to review the policy and the remuneration paid

ING is expected to undergo significant changes during the coming years. Moreover, the relevant international employment market is very much in flux. In order to ensure that ING can adapt to these two uncertain factors, the Supervisory Board indicated in 2010 and 2011 that it may re-evaluate in 2012 whether the remuneration policy adopted in 2010 and amended on 9 May 2011 will be in line with the long-term objectives of the company, the relevant international context, as well as society’s perception of ING as a company. However, as the internal restructuring remains to be completed, as the regulatory environment is still in a state of flux, and as ING is subject to the legislation issued in 2012 by the Dutch Legislator related to variable remuneration for Executive Board members of financial institutions that receive financial government support, the Supervisory Board has decided to re-evaluate the remuneration policy at a later stage.

Should it become clear, after such re-evaluation, that the new remuneration policy has led to an unintended or inequitable outcome, the Supervisory Board will, in line with the Remuneration Policy agreed for its Executive Board members have the discretion to correct the previously allocated variable remuneration. However, it is understood that any such correction could not lead to a deviation from the requirement that variable remuneration cannot exceed 100% of base salary during any year, as required under the Dutch Banking Code or be in violation of the Capital Requirements Directive III.

ING’s remuneration policy is leading the way in moderating pay in the international financial markets. The Supervisory Board and the Executive Board also have an obligation to safeguard the continuity of the company. The Supervisory Board will therefore evaluate from time to time how these two responsibilities relate to each other. If and when appropriate, it can make adjustments.

2012 REMUNERATION

RESPONSIBLE REMUNERATION

It is the responsibility of ING’s Remuneration Committee to take into account the interests of all stakeholders, including shareholders and employees, as well as business continuity and sustainable growth, when overseeing the company’s remuneration policy.

2012 REMUNERATION EXECUTIVE BOARD

The Executive Board remuneration for 2012 is based on the remuneration policy approved by the 2010 AGM, amended by the 2011 AGM and the legislation of the Dutch Legislator for financial institutions that have received state support for reasons of financial stability such as ING. The legislation prevents these financial institutions from granting variable remuneration (in cash or otherwise) to their Executive Board members. In addition, the legislation contains certain restrictions with respect to the possibility to increase the fixed salary of Executive Board members. It is in accordance with the Dutch Corporate Governance Code, Sound Remuneration Policy and the CEBS guidelines.

2012 Executive Board base salary

The base salary of all Executive Board members was set at the time of the introduction of the remuneration policy in 2010. The base salary of the Executive Board has not been raised since 2010 as the Executive Board decided voluntarily to forego any increase until ING has repaid outstanding core Tier 1 securities from the Dutch State along with the restrictions put in force by the new Legislation in 2012. As a consequence the base salary level remained at the 2010 level.

2012 Executive Board variable remuneration

In 2011 the Executive Board decided that it will not accept variable remuneration. The Dutch legislation for financial institutions with Government support, which came into force in 2012, prohibits variable remuneration to the Executive Board. As such the Executive Board did not receive any variable remuneration in relation to performance year 2012. It is noted that the total direct compensation levels of the Executive Board, even if any variable remuneration had been allowed, continue to be significantly below the market median. The Executive Board base salary has remained unchanged and no variable remuneration has been granted since 2010. This puts the total direct compensation of the Executive Board in the lowest decile of the relevant benchmark and creates a significant gap between ING, the market and its peers in Europe. In the longer term this is not a tenable situation for ING and its market positioning. The Supervisory Board will continue to monitor the Executive Board’s total direct compensation and consider initiatives within the agreed Executive Board Remuneration Policy. When appropriate, the Supervisory Board, with the consent of the shareholders at the AGM, may deviate from the agreed Policy, to address this very significant gap taking into account regulatory requirements, rules and respective Corporate Governance codes.

Compensation of the individual members of the Executive Board

	2012 (1)		2011 (1)		2010
amounts in thousands of euros	amount	number of shares	amount	number of options/shares	amount	number of options/shares
Jan Hommen
Base salary	1,353		1,353		1,353
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0

Patrick Flynn
Base salary	750		750		750
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0

Wilfred Nagel (2)
Base salary	469
Variable remuneration in cash	0	0
Variable remuneration in stock	0	0

(1)	It is noted that while the 2010 Annual Report indicated that the Board members would receive a salary increase and variable remuneration, they decided to forego the proposed increase in 2011 as well as the variable remuneration in relation to performance year 2010. The above table outlines the actual situation.

(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures for this member reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2012 reflects a partial year as an Executive Board member.

Compensation of former members of the Executive Board amounted to nil for 2012, EUR 563,000 for 2011 and EUR 750,000 for 2010.

One-off crisis levy of taxable income

In 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for members of the Executive Board amounts to EUR 0.4 million, which is not included in the figures in the table above.

Pension costs

The table below shows the pension costs of the individual members of the Executive Board.

Pension costs of the individual members of the Executive Board

amounts in thousands of euros	2012	2011	2010
Jan Hommen (1)	0	0	0
Patrick Flynn	179	180	134
Wilfred Nagel (2)	132

(1)	Jan Hommen does not participate in the pension plan.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The 2012 pension costs for this member reflect the partial year as an Executive Board member.

Pension costs of former members of the Executive Board amounted to nil for 2012, EUR 135,000 for 2011, and EUR 158,000 for 2010.

Long-term incentives awarded in previous years

The long-term incentive plan (LTIP) at ING in place until 2010 includes both stock options and performance shares. The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years.

Performance shares are shares conditionally granted, with the final shares awarded in 3-years (tiered) based on ING’s performance. The ultimate value of each performance share will be based on ING Group’s stock price at the end of each performance cycle. Each one-third of the award will vest in accordance with its own performance measurement and cycle. Deferred shares are shares of which the ultimate value of each deferred share will be based on ING Group’s stock price at the vesting date. For the Executive Board members no performance or deferred shares have vested in the period they were a member of the Executive Board ING Group.

Patrick Flynn received a conditional grant of restricted stock in 2009 to a maximum of 130,230 shares. The cumulative value of the conditional share award is capped at EUR 1.3 million. The first vesting in the amount of 39,069 shares occurred at the 2010 AGM. The value at vesting amounted to EUR 288,329. A second vesting of 39,069 shares occurred at the 2011 AGM, the value at vesting amounted to EUR 347,323. The remaining shares in the amount of 52,092 shares vested at the 2012 AGM. The value at vesting amounted to EUR 263,325. The number of shares reflects the number adjusted for the effects of the rights issue of December 2009.

The Executive Board members are not allowed to sell depositary receipts for shares obtained as a member of the Executive Board ING Group and within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts for shares at the date of vesting to pay tax over the vested performance-share award. Depositary receipts for shares obtained as a member of the Executive Board ING Group and from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.

Benefits

The individual members of the Executive Board receive other emoluments apart from the compensation and pension benefit. These other emoluments are mainly related to long home/work distances and amounted in 2012 (including employer contributions) to EUR 1 thousand, EUR 238 thousand and EUR 12 thousand for Jan Hommen, Patrick Flynn and Wilfred Nagel, respectively.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2012, 2011 and 2010.

Loans and advances to the individual members of the Executive Board

	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
amounts in thousands of euros	2012			2011			2010
Jan Hommen	1,588	3.4%		1,588	3.4%		1,588	3.4%
Wilfred Nagel (1)	750	3.3%

(1)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures for this member reflect the loans and advances received well before his appointment to the Executive Board.

ING depositary receipts for shares held by Executive Board members

Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.

ING depositary receipts for shares held by members of the Executive Board

number of shares	2012	2011	2010
Jan Hommen	76,426	76,426	76,426
Patrick Flynn	85,084	51,339	25,793
Wilfred Nagel	15,246

2013 REMUNERATION STRUCTURE EXECUTIVE BOARD

2013 EXECUTIVE BOARD TOTAL DIRECT COMPENSATION

The Supervisory Board will continue to monitor the remuneration of the Executive Board members relative to the external market and ING’s internal practices to ensure ING sustains the ability to retain and attract highly skilled and experienced Executive Board members. It is in the interest of ING and its various stakeholders that ING pays its Executive Board members a total direct compensation package which is perceived balanced, fair, competitive and incorporates the right risk measurements in the delivery of such offering, to sustain and optimise the long-term value of its business. The Supervisory Board may decide to moderate at any time the remuneration structure of the Executive Board and rebalance fixed to variable when it feels that the total direct compensation packages of the Executive Board are no longer fair and equitable relative to its peers. Such moderation will be done within the agreed Executive Board Remuneration Policy or in consent with shareholders at the annual General Meeting when it deviates from the agreed Policy, underpinned by internal and external advice from remuneration matter experts.

The payment of variable remuneration to the Executive Board will be suspended for as long as the Legislation for financial institutions that have received state support for reasons of financial stability is in force for ING.

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

FOCUS ON LONG-TERM VALUE CREATION, RISK AND NON-FINANCIAL PERFORMANCE

Variable remuneration is linked to long-term value creation and risk. It is determined/based on individual, business and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. There will be increased emphasis on long-term value creation by means of long-term incentives, deferral and claw back mechanisms.

Furthermore, and in addition to financial indicators, performance is also assessed based on non-financial drivers. The incorporation of non-financial indicators in the overall assessment is particularly aimed at further improving sustainable business practices within ING. Therefore, a number of targets have been set for ING’s performance in several areas, including customer satisfaction, workforce diversity, stakeholder engagement and sustainable business practices.

The 2013 performance management approach for ING Bank will be based on the same core principles of balancing financial and non-financial performance, leadership through living our ING values, responsibility for risk management and fair evaluation. However, the approach will significantly enhance the role of risk and strengthen the execution of the One Bank strategy. For the members of the Board of ING Bank and its senior management, variable remuneration will be determined by the One Bank Result, personal targets and Business Line Result.

It should be noted that as the execution of our strategy progresses, the banking and insurance businesses may have different financial and non-financial performance drivers.

2012 REMUNERATION STRUCTURE SENIOR MANAGEMENT

Given the differences in the regulatory requirements for banking and insurance and the separation of ING’s banking and insurance activities, the remuneration structures for senior management in ING’s banking and insurance operations were determined separately in 2012, based on internal strategy and external regulatory developments.

The remuneration policy for the Executive Board, which permits a combination of fixed compensation (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits will apply in full to members of the Management Board Banking. For senior management in banking, a gradual shift to a more balanced mix of fixed and variable remuneration, in line with the remuneration policy for the Executive Board, was initiated in 2010 and will continue during the coming year. During the year 2012, the remuneration structure of senior management in the Netherlands, employed by the Bank, has been further rebalanced with a reduced emphasis on variable remuneration. Exceptions may exist for high value specialists and senior management working in certain divisions and/or geographical areas. In addition, the remuneration policy for senior management has been amended in line with the requirements of the Capital Requirements Directive III.

Furthermore, ING and the Dutch labour unions agreed on a new CLA for ING Bank in the Netherlands. Under the new CLA, employees will no longer receive part of their compensation in the form of variable remuneration. In a number of cases and only if justified by market practice staff may still receive a discretionary variable award.

For the Management Board EurAsia and senior management in ING’s EurAsia Insurance operations, remuneration is in line with the general principles of the remuneration policy for the Executive Board and the requirements under the Capital Requirements Directive III.

We have continued to review and amend the remuneration for a select group of ING Bank and Insurance EurAsia employees, in order to comply with the Capital Requirements Directive III. The amendments relate to the allocation of variable remuneration and the ratio between fixed and variable remuneration and are intended to mitigate risk relating to remuneration. Measures include an ex-ante and ex-post assessment of variable remuneration prior to award and vesting respectively, significant deferral of variable remuneration, an equal divide between variable remuneration in cash and in shares, as well as retention periods on all equity remuneration as soon as it becomes unconditional.

In light of the Capital Requirements Directive III compensation packages related to control functions (such as risk management functions) are structured such that they provide for a reduced emphasis on variable remuneration. To ensure the autonomy of the individual, financial performance metrics are dependent on objectives determined at the divisional level (i.e. not at the level of the relevant business). In addition, performance assessments are not only determined by business management, but also by the functional line.

For the Insurance US operations we have implemented a remuneration policy which fits the local market practise and requirements but also the Capital Requirements Directive III. It allows us to compete locally with our competitors to attract and retain talent, to meet the different regulatory requirements within the US insurance industry and to support the intended separation of these activities from ING.

The regulatory environment is still in development. The structure as set out above is based on information currently available. Should it become clear, after everything has been clarified, that amendments are necessary, ING will amend the structure as deemed appropriate.

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

2012 REMUNERATION SUPERVISORY BOARD

Jeroen van der Veer and Peter Elverding have voluntarily requested a lower level of compensation than their annual remuneration as adopted by the AGM and to cap their annual remuneration relating to 2011 inclusive attendance fees at EUR 100,000 and EUR 90,000 respectively. At their request, their compensation was also capped in 2012 at the aforementioned levels.

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2012 and previous years.

Compensation of the members of the Supervisory Board

amounts in thousands of euros	2012 (1)	2011 (1)	2010 (1)
Jeroen van der Veer (2,3,5)	86	114	74
Peter Elverding (3,4,5)	77	103	84
Tineke Bahlmann	70	70	69
Henk Breukink	71	71	69
Piet Klaver	73	72	68
Aman Mehta (6)	59	126	114
Lodewijk de Waal	70	71	66
Sjoerd van Keulen	62	49
Joost Kuiper	74	46
Luc Vandewalle	86	58
Jan Holsboer (7)	41
Yvonne van Rooy (7)	37

(1)	In 2010 the remuneration and attendance fees for the membership of a committee have not been paid to the chairman and vice-chairman of the Supervisory Board. Effective 2011 remuneration and attendance fees for the membership of a committee are paid to the chairman and vice-chairman of the Supervisory Board.
(2)	Jeroen van der Veer has been chairman of the Supervisory Board since May 2011. From October 2009 until May 2011 he was vice-chairman of the Supervisory Board.
(3)	In 2012 compensation was capped at EUR 100,000 and EUR 90,000 for the chairman and vice-chairman respectively. Please see the paragraph above the table.
(4)	Peter Elverding was chairman of the Supervisory Board from April 2009 until May 2011. He has been vice-chairman since May 2011.

(5)	The amounts in excess of the aforementioned cap of 2011 amounting to EUR 13,000 for Peter Elverding and EUR 14,000 for Jeroen van der Veer are deducted from their remuneration relating to 2012.
(6)	Aman Mehta retired in May 2012. The compensation figure for 2012 reflects a partial year as a member of the Supervisory Board.
(7)	Jan Holsboer and Yvonne van Rooy are members of the Supervisory Board as of May 2012. The compensation figures for 2012 reflect a partial year as a member of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2012, EUR 77,000 2011 and EUR 466,000 in 2010.

LOANS AND ADVANCES TO SUPERVISORY BOARD MEMBERS

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The table below presents the loans and advances to Supervisory Board members outstanding on 31 December 2012, 2011 and 2010.

Loans and advances to members of the Supervisory Board

	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
amounts in thousands of euros	2012			2011			2010
Jeroen van der Veer (1)	0		282	282	8.6%		282	8.6%

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board (effective as of 1 July 2009).

ING DEPOSITARY RECEIPTS FOR SHARES AND OPTIONS HELD BY SUPERVISORY BOARD MEMBERS

Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2012.

ING shares and depositary receipts for shares held by members of the Supervisory Board (1)

number of shares	2012	2011	2010
Piet Klaver	43,796	43,796	43,796
Jeroen van der Veer	119,469	119,469	99,469
Sjoerd van Keulen (2)	1,703	1,703
Luc Vandewalle (2) (3)	85,250	80,000
Jan Holsboer (4)	74,738

(1)	The numbers of depositary receipts for shares reflect the shares held by the members of the Supervisory Board and their partners.
(2)	Sjoerd van Keulen and Luc Vandewalle were newly appointed in May 2011.
(3)	The ING depositary receipts for shares held by Luc Vandewalle are currently being held in usufruct.
(4)	Jan Holsboer was newly appointed in May 2012.

EMPLOYEES

The average number of employees at a full time equivalent basis was 86,460 at the end of 2012, of which 24,940 or 29%, were employed in the Netherlands. The distribution of employees with respect to the Group’s continuing and discontinued operations as well as the insurance operations and banking operations for the years 2012, 2011 and 2010 were as follows:

Average number of employees at full time equivalent basis (1)

	The Netherlands			International			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Continuing operations	24,940	26,332	27,750	61,520	65,658	65,242	86,460	91,990	92,992
Discontinued operations				6,112	12,429	13,148	6,112	12,429	13,148

Total	24,940	26,332	27,750	67,632	78,087	78,390	92,572	104,419	106,140
of which:
Banking operations	18,072	19,027	19,415	48,807	52,148	51,872	66,879	71,175	71,287
Insurance operations	6,868	7,305	8,335	18,825	25,939	26,518	25,693	33,244	34,853

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

The Group does not employ significant numbers of temporary workers. Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7.	Major shareholders and related party transactions

As of 31 December 2012, Stichting ING Aandelen (the “Trust”) held 3,830,274,254 Ordinary Shares of ING Groep N.V., which represents over 99.9% of the Ordinary Shares outstanding, and ING Groep N.V. and its subsidiaries held 30,112,671 Ordinary Shares. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the Ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of 31 December 2012, there were 112,862,165 American Depositary Shares (“ADSs”) outstanding, representing an equal number of bearer receipts. The ADSs were held by 757 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central Securities Depositary (“CSD”) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each holder of bearer depositary receipts shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Surrender of the global depositary receipts shall only be permitted in the cases prescribed in the Netherlands Act on Book-Entry Transactions. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the holder(s) of bearer receipts in respect of the relevant depositary receipt, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Netherlands Act on Book-Entry Transactions.

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

Voting of the Ordinary Shares by the Trust

The Trust will only determine its vote with respect to the Ordinary Shares of ING Groep N.V., held by the Trust, that correspond with bearer depositary receipts:

•	the holder of which does not, either in person or by proxy, attend the general meeting;

•	the holder of which did not give a voting instruction to the Trust.

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

Shareholder participation and position of the Trust

During the years 2009-2012, participation of shareholders, excluding the Trust, and depositary receipt holders in the decision-making in annual General Meetings consistently increased from 35.6% to 50.8%. Only the extraordinary General Meeting of 25 November 2009 showed a deviation from this trend with a markedly lower participation of 31.1%. ING Group’s depositary-receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary-receipts structure in 2010 and that it would be appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting. The outcome of the aforementioned evaluation was discussed in the 2010 annual General Meeting.

Administration of the Trust

The Board of the Trust will determine the number of its members itself, subject to the restriction that there may be no more than seven members and no less than three. Members of the Board of the Trust will be appointed by the Board of the Trust itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are not eligible for appointment as a member of the Board of the Trust. Members of the Board of the Trust are appointed for a term of maximum four years and may be re-appointed for two terms without any requirement for approval by ING Groep N.V.

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

Termination of the Trust

Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trust and with the approval of the meeting of holders of bearer depositary receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares, which it holds for administration transferred into its successor’s name. For a period of two months following notification of succession of the administration, holders of bearer depositary receipts may elect to obtain, for a charge, shares. In no case shall the administration be terminated without ING Groep N.V.’s approval.

Holders of bearer depositary receipts with a stake of 5% or more

To the best of our knowledge, as of 31 December 2012, no holder of depositary receipts held more than 5% of all bearer depositary receipts outstanding.

On 31 December 2012, ING Groep N.V. and its subsidiaries held 30,112,671 bearer receipts, representing 0.79% of the bearer depositary receipts and underlying Ordinary Shares outstanding. These bearer depositary receipts were acquired, among others, pursuant to ING Groep N.V.’s delta hedging activities in respect of its employee options, which activities are now terminated. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.

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

Information available to ING Groep N.V. showed that as of 31 December 2012, institutional holders in the Netherlands held approximately 162 million bearer depositary receipts, or 6% of the total number of bearer depositary receipts then outstanding and institutional holders in the United States held approximately 887 million bearer depositary receipts (including ADSs), or 34% of the total number of bearer depositary receipts then outstanding.

On 31 December 2012, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary Shares or bearer depositary receipts. As of 31 December 2012, members of the Supervisory Board and their related third parties held 324,856 bearer receipts and 100 Ordinary Shares. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

On 31 December 2012, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Related Party Transactions

As of 31 December 2012, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.3 million at an average interest rate of 3.3%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2012 was EUR 2.3 million.

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

In addition, ING Group has entered into transactions with the Dutch State. For more information, see “Item 4. Information on the Company — Recent Developments” and Note 34 to the consolidated financial statements

Item 8.	Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

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

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentinean subsidiary, whose employment was terminated as a result of the Republic of Argentina’s nationalisation of the pension fund system. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. The Court granted an ING motion to dismiss the remaining claims regarding the 2008 offerings. Plaintiffs filed a notice of appeal. An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. The District Court has granted the Administrator’s motion for class certification. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect. An additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. The District Court dismissed the case and plaintiffs appealed. The parties have reached an agreement on the terms of settlement of all claims in this case on a class-wide basis. The District Court must approve the settlement before it becomes effective. The current expectation is that the outcome will not have a significant impact on the net result.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and insurers are in general being accused of being less transparent in their offering of unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 a provision was recognised for the costs of the settlement. The costs were valued at EUR 365 million. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations while in June 2012 also the other main consumer protection organisation signed this agreement. In addition, ING’s Dutch insurance subsidiaries announced additional (so-called ‘flanking’) measures that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about compensation. The agreements with the consumer protection organisations are not binding for policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries. Policyholders have initiated and may continue to initiate legal proceedings claiming further damages. In early 2013 a new association named ‘Vereniging Woekerpolis.nl’ announced legal proceedings on behalf of policyholders against ING’s Dutch life insurance subsidiaries and other Dutch life insurers. Because of the continuous public and political attention for the unit-linked issue in general and the uncertain outcome of pending and future legal proceedings, it is not feasible to predict or determine the ultimate financial consequences.

In January 2010, ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contested the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general. In July 2011, the appeal case was heard orally by the General Court of the European Union. On 2 March 2012, the General Court handed down its judgment in relation to ING Group’s appeal and annulled part of the EC’s state aid decision. Subsequently, the EC filed an appeal against the General Court’s judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on 11 May 2012 that re-approved the state aid granted to ING Group as compatible with the internal market on the basis of ING Group’s 2009 Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the 2009 Restructuring Plan.

On 24 July 2012, ING announced that the Dutch State and ING were in dialogue with the European Commission on an amended and updated Restructuring Plan to be submitted to the European Commission. However, in order to safeguard its legal rights, ING filed an appeal with the General Court of the European Union against the European Commission’s decision of 11 May 2012, which re-approved ING’s Restructuring Plan that ING submitted in 2009.

On 19 November 2012, ING Group and the EC announced that the EC had approved amendments to the 2009 Restructuring Plan (the ‘2012 Amended Restructuring Plan’). With the approval, the Commission has closed its Investigation as announced on 11 May 2012 and ING has withdrawn its appeal at the General Court of the European Union that it filed in July 2012. For principal legal reasons the European Commission will continue with its appeal against the General Court ruling of March 2012. However, the outcome of this Appeal will not affect the EC approval of the 2012 Amended Restructuring plan.

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured with Stichting Pensioenfonds ING (the Dutch ING Pension Fund) per 1 January 2011. This claim was rejected by the Court on 9 November 2012. An appeal was lodged against this Court decision. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions per 1 January 2011. This claim was rejected by the Court on 22 October 2012. An appeal was lodged against this Court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In April 2012, Stichting Pensioenfonds ING (the Dutch ING Pension Fund) formally announced to institute arbitration against ING’s decision not to provide funding for indexing pensions insured with the Dutch ING Pension Fund per 1 January 2012. Arbitrators awarded 40% of this claim. As a result ING Group agreed to pay

EUR 68 million plus interest to the pension fund. The outcome of the arbitration is reflected in the 2012 Annual Accounts.

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the ‘U.S. Authorities’) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements during an 18 months period. As part of the settlement, ING Bank has paid a total penalty of EUR 473 million. As announced on 9 May 2012, ING Bank recognised a provision in the first quarter of 2012 by which this issue has been sufficiently covered. ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognised ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organisation.

In addition, like many other companies in the insurance industry, several of ING’s U.S. companies have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. Companies may have to make additional payments to beneficiaries and escheat additional funds deemed abandoned, and regulators may seek fines, penalties and interest. It is currently not practicable to estimate the (potential) financial effect of such information requests.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V. (together ‘ING’) sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed them incorrectly with respect to the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal. Based on both calculations the Court of Appeal will make a final judgement. ING has the possibility to appeal against the legal grounds on which the final judgement is based. At this moment it is not practicable to provide an estimate of the (potential) financial effect of this proceeding.

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

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding core Tier 1 Securities, the Executive Board will not propose to pay a dividend over 2012 at the annual General Meeting. ING intends to resume dividend payments on common shares when all remaining core Tier 1 Securities have been repaid to the Dutch State and capital requirements have been met.

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

Since 31 December 2012, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

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

Since 13 June 1997, ADSs, each representing one bearer receipt in respect of one Ordinary Share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to 13 June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 6 March 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary Shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2012, there were 112,862,165 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 757 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2012, approximately 6% of the bearer receipts were held by Dutch investors, approximately 20% by investors in the U.K. and approximately 34% by investors in the United States (including as represented by ADSs).

The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange (not restated for the rights issue of December 2009), for the period 2008 — 28 February 2013:

	Euronext Amsterdam Stock Exchange (EUR)		Trading volume in millions of bearer receipts	New York Stock Exchange (U.S. $)		Trading volume in millions of ADS
Calendar period	High	Low		High	Low
2008	26.21	5.21	4,904.8	40.67	6.37	436.3
2009	12.56	2.50	5,683.3	18.89	3.02	626.5
2010	8.28	5.34	6,807.4	11.45	6.80	813.1

2011
First quarter	9.41	7.22	1,749.8	13.30	9.39	142.7
Second quarter	9.22	5.34	1,117.2	13.26	11.12	134.5
Third quarter	7.98	5.95	2,135.9	12.65	6.09	333.2
Fourth quarter	8.28	6.59	3,183.6	10.28	6.26	318.5

2012
First quarter	7.49	5.46	1,860.4	9.84	6.91	243.4
Second quarter	6.30	4.53	1,015.4	8.41	5.56	290.0
Third quarter	6.89	4.78	1,745.0	8.98	6.10	176.7
Fourth quarter	7.25	6.35	1,064.7	9.54	8.11	124.9

2012 and 2013
September 2012	6.89	6.01	559.7	8.98	7.53	62.8
October 2012	7.13	6.35	437.4	9.21	8.11	55.0
November 2012	6.99	6.51	361.9	9.06	8.31	32.2
December 2012	7.25	6.92	265.4	9.54	9.01	37.7
January 2013	7.82	7.26	360.0	10.45	9.48	42.5
February 2013	7.29	6.01	462.5	9.97	7.86	63.5

Item 10.	Additional information

Articles of Association

ING Groep N.V. is a holding company organized under the laws of the Netherlands. Its object and purpose, as set forth in article 3 of its Articles of Association, is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of insurance, lending, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing. ING Groep N.V. is registered under file number 33231073 with the Trade Register of the Chamber of Commerce and the Articles of Association are available there and on ING’s website.

Certain Powers of Directors

The Supervisory Board determines the compensation of the members of the Executive Board within the framework of the remuneration policy adopted by the General Meeting and the compensation of members of the Supervisory Board is determined by the General Meeting. Without prejudice to their voting rights they may have if they are a shareholder of ING Groep N.V., neither members of the Executive Board nor members of the Supervisory Board will vote on compensation for themselves or any other member of their body.

During the term of their office, members of the Supervisory Board are not allowed to borrow or to accept guarantees from ING Groep N.V. or any of its subsidiaries. Loans that already exist upon appointment as a member of the Supervisory Board however, may be continued. Subsidiaries of ING Groep N.V. however, may in the normal course of their business and on terms that are customary in the sector, provide other banking and insurance services to members of the Supervisory Board. These services may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. Members of the Executive Board are empowered to exercise all the powers of ING Groep N.V. to borrow money on behalf of ING Groep N.V., subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.

The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age for members of the Executive Board under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 65.

Members of the Executive Board are appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be reappointed for two additional terms subject to the requirement in the profile of the Supervisory Board that a member of the Supervisory Board shall retire from the Board in the year in which he or she turns 70 (provided that the Supervisory Board does not decide otherwise taking into account special circumstances at its discretion). Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.

Material contracts

There have been no material contracts outside the ordinary course of business to which ING Groep N.V. or any of its subsidiaries is a party in the last two years, except for:

•

the core Tier 1 Securities transaction and the IABF (as amended on 13 November 2012) which ING Groep N.V. concluded with the Dutch State, as amended on 13 November 2012 and, as further described in “Item 4. Information on the Company — Corporate Governance — Transactions with the Dutch State” and as announced by ING Groep N.V. in its press releases dated 19 October 2008, 26 January 2009 and 26 October 2009 and the restructuring requirements pursuant to these transactions with the Dutch State as announced by ING Groep N.V. in its press release dated 18 November 2009 and 19 November 2012; and

•	the Purchase and Sale Agreement, dated as of 16 June 2011, by and among ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp, entered into in relation to the sale of ING Direct USA to

Capital One Financial Corporation, as further described in “Item 4. Information on the Company — Changes in the Composition of the Group — Acquisitions and disposals expected and occurring or expected to occur in 2012 — ING Direct USA” and as announced by ING Groep N.V. in its press releases dated 16 June 2011 and 17 February 2012. A copy of the share purchase agreement related to the sale of ING Direct USA was filed by the Company on Form 6-K on 7 July 2011; and

•

the Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V. and the District Attorney’s Office of the County of New York, the Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V., the United States Department of Justice and the United States Attorney’s Office for the District of Columbia and the Settlement Agreement dated 12 June 2012, between ING Bank, N.V. and the Office of Foreign Assets Control of the U.S. Department of the Treasury, as further described in “Item 4. Information on the Company — Regulation and Supervision — Global Regulatory Environment” and as announced by ING Groep N.V. in its press release dated 12 June 2012.

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

Although holders of bearer depositary receipts are entitled to attend and speak at general meetings of ING Groep N.V., holders of bearer depositary receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. However, as set out in “Item 7. Major shareholders and related party transactions”, the Trust will grant a proxy to the effect that such holder of bearer depositary receipts may, in the name of the Trust, exercise the voting rights attached to a number of its Ordinary Shares that corresponds to the number of bearer depositary receipts held by him. Based on such a proxy the holder of bearer depositary receipts may vote according to its own discretion.

Holders of bearer depositary receipts may surrender the bearer depositary receipts in exchange for Ordinary Shares. The Trust charges a fee for exchanging bearer depositary receipts for Ordinary Shares of one eurocent (EUR 0.01) per bearer depositary receipt, with a minimum of twenty-five Euros (EUR 25.00) per exchange transaction.

Obligations of shareholders to disclose holdings

Section 5.3 of the Dutch Financial Supervision Act (“Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest, whether through ownership of ordinary shares, bearer depositary receipts, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. As of 1 July 2013, an additional threshold of 3% will be applied. With respect to ING Groep N.V., the Major Holdings

Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of Ordinary Shares, bearer depositary receipts, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

The notification will be recorded in the register, which is held by the Dutch Authority for the Financial Markets for that purpose, which register is available for public inspection.

Non-compliance with the obligations of the Major Holdings Rules can lead to criminal prosecution or administrative-law sanctions. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Dutch Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.

GENERAL MEETING

Frequency, notice and agenda for general meetings

General meetings are normally held each year in April or May, to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on the distribution of dividends or other distributions, the appointment and/or reappointment of members of the Executive Board and the Supervisory Board, if any, other items requiring shareholder approval under Dutch law, and any other matters proposed by the Supervisory Board, the Executive Board or shareholders or holders of depositary receipts in accordance with the Articles of Association. General meetings are convened by public notice via the website of ING Group (www.ing.com) no later than on the forty-second day before the day of the general meeting. As of the date of convening a general meeting, all information relevant for shareholders and holders of depositary receipts is made available to them on this website and at the ING Group head office. Such information includes the notice for the general meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals such as amendments to the Articles of Association are normally not included in the notice but are made available separately on the website of ING Group and at the ING Group head office.

Proposals by shareholders and holders of depositary receipts

Proposals to include items on the agenda for a general meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders and holders of depositary receipts representing a joint total of at least 0.1% of the issued share capital or representing together, on the basis of the stock prices on Euronext Amsterdam by NYSE Euronext, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 60 days before the date of the meeting.

Dialogue with shareholders and holders of depositary receipts

In 2012, shareholders and holders of depositary receipts were allowed to ask questions about items on the agenda for the annual General Meeting and they will similarly be allowed to do so in 2013. Shareholders and holders of depositary receipts can visit the website of ING Group (www.ing.com) to submit their questions.

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals at that general meeting is the twenty-eighth day before the day of the general meeting. Shareholders and holders of depositary receipts who hold shares and/or depositary receipts for shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or depositary receipts for shares. The record date is published in the notice for the general meeting. In accordance with US requirements, the depositary sets a record date for the American Depositary Shares (‘ADSs’), which date determines which ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders and holders of depositary receipts.

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

Voting on the Ordinary shares by holders of depositary receipts as proxy of ING Trust Office

Although the depositary receipts for shares do not formally carry any voting rights, holders of depositary receipts, in practice, rank equally with shareholders with regard to voting. ING Trust Office will, subject to certain restrictions, grant a proxy to a holder of depositary receipts allowing such holder, in the name of ING Trust Office, to exercise the voting rights attached to the number of ordinary shares that corresponds to the number of depositary receipts held by such holder of depositary receipts. On the basis of such a proxy, the holder of depositary receipts may vote such shares according to his or her own discretion.

The following restrictions apply in respect of grants of voting proxies to holders of depositary receipts by ING Trust Office:

•	the relevant holder of depositary receipts must have announced his or her intention to attend the general meeting observing the provisions laid down in the Articles of Association; and

•

the relevant holder of depositary receipts may delegate the powers conferred upon him or her by means of the voting proxy, provided that the relevant holder of depositary receipts has announced his or her intention to do so to ING Trust Office observing a term before the commencement of the general meeting, which term will be determined by ING Trust Office.

Voting instructions of holders of depositary receipts to ING Trust Office

Holders of depositary receipts not attending a general meeting are entitled to give binding instructions to ING Trust Office, concerning ING Trust Office’s exercise of the voting rights attached to the ordinary shares. ING Trust Office will follow such instructions for such number of ordinary shares equal to the number of depositary receipts for shares held by the relevant holder of depositary receipts. ING Trust Office has made it easier for votes to be cast this way by putting arrangements in place for proxy voting.

Voting on Ordinary shares by ING Trust Office

ING Trust Office has discretion to vote in respect of shares for which it has not issued voting proxies to holders of depositary receipts and has not received any voting instructions. According to its Articles of Association and the Trust Conditions, ING Trust Office is guided primarily by the interests of the holders of depositary receipts, taking into account the interests of ING Group and its affiliated enterprises. ING Trust Office promotes the solicitation of specific proxies or voting instructions of holders of depositary receipts. ING Trust Office encourages the greatest possible participation of holders of depositary receipts and promotes the execution of voting rights in a transparent way. At the same time it prevents that a minority of shareholders and holders of depositary receipts could use a chance majority of votes to the disadvantage of the shareholders and holders of depositary receipts present nor represented at a general meeting of ING Group.

Proxy voting facilities

ING Group is a participant in the Shareholder Communication Channel, through which participating holders of depositary receipts can give voting instructions to ING Trust Office. ING Group provides a similar proxy voting facility to international institutional investors. In addition, ING Group solicits proxies from its ADS holders in line with common practice in the US. Proxy voting forms for shareholders and voting instruction forms for holders of depositary receipts who do not participate in the Shareholder Communication Channel are made available on the website of ING Group (www.ing.com). The submission of these forms is subject to additional conditions specified on such forms.

Main powers of the general meeting

The main powers of the General Meeting are to decide on:

•

the appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association;

•	the adoption of the annual accounts;

•

the declaration of dividends, subject to the power of the Executive Board to allocate part of or all of the profits to the reserves — with approval of the Supervisory Board — and the declaration of other distributions, subject to a proposal by the Executive Board which was approved by the Supervisory Board;

•	the appointment of the external auditor;

•

an amendment of the Articles of Association, a legal merger or division of ING Group, and winding up ING Group, all subject to a proposal made by the Executive Board upon approval by the Supervisory Board;

•

the issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which was approved by the Supervisory Board; and

•	the authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

Moreover, the approval of the General Meeting is required for Executive Board decisions that would be considered to greatly change the identity or nature of ING Group or its enterprise. This includes resolutions to transfer or otherwise assign all or substantially all of the enterprise of ING Group or its subsidiaries as a consequence of which such resolutions ING Group or the group of companies over which ING Group exercises control would cease to engage in either insurance or banking activities.

Reporting

Resolutions adopted at a general meeting are generally published on the website of ING Group (www.ing.com) within one week after the meeting. The draft minutes of the general meeting are, in accordance with the Corporate Governance Code, made available to shareholders and holders of depositary receipts on the website of ING Group (www.ing.com) no later than three months after the meeting. Shareholders and holders of depositary receipts may react to the draft minutes in the following three months, after which the final minutes will be adopted by the chairman of the meeting in question and by a shareholder or holder of depositary receipts appointed by that meeting. The final minutes are made available on the website of ING Group (www.ing.com). In a deviation from the default provisions of the Corporate Governance Code shareholders and holders of depositary receipts will not have the opportunity to react to the minutes of a general meeting if a notarial report of the meeting is made, as this would be in conflict with the laws applicable to such notarial report.

CAPITAL STRUCTURE, SHARES

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to ING Continuity Foundation (Stichting Continuïteit ING). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one-third of the total issued share capital of ING Group (see page 9). The purpose of this call option is to protect the independence, the continuity and the identity of ING Group against influences which are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers). The ordinary shares are not used for protective purposes. The ordinary shares, which are all registered shares, are not listed on a stock exchange.

The Board of ING Continuity Foundation currently comprises four members who are independent of ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent advisor or former permanent advisor to ING Group is on the Board of ING Continuity Foundation. The Board of ING Continuity Foundation appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group

Description of shares

A description of the Shares, and other information with respect to shareholders, annual General Meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12 1997 and in this Annual Report under the heading “Item 7 — Major shareholders and related party transactions”.

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

The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and other distributions corresponding to the dividends and other distributions received by ING Trust Office on an ordinary share. The Board of ING Trust Office currently comprises five members who are independent from ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent advisor or former permanent advisor to ING Group is on the Board of ING Trust Office. The Board of ING Trust Office appoints its own members, without any requirement for approval by ING Group.

Issuance of shares

ING Group’s authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. For reasons of flexibility, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law.

Share issuances are to be decided by the General Meeting, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights to existing shareholders. The powers delegated to the Executive Board are limited:

•	in time: powers are delegated for a period of 18 months;

•

by number: insofar as sufficient unissued ordinary shares are available in the authorised capital, ordinary shares may be issued up to a maximum of 10% of the issued share capital, or, in the event of a merger or takeover or to safeguard or conserve the capital position of the Company, up to a maximum of 20% of the issued capital; and

•	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Approval by the General Meeting would be required for any share issuances exceeding these limits.

The purpose of this delegation of authority is to allow the Company to respond promptly to developments in the financial markets. Without such delegation, if the Company wished to issue new shares, there would be an increased risk that conditions in the financial markets may have changed during the time needed for convening a general meeting, especially due to the 42-day statutory convocation period. In view of the importance of flexibility with respect to the issuance of shares, the Executive Board and the Supervisory Board will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting.

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

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, depositary receipts, American depositary shares or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group; as of 1 July 2013, there will be an additional threshold of 3%.

Details of investors, if any, who have reported their interest in ING Group pursuant to the Dutch Financial Supervision Act (or the predecessor of this legislation), are shown on page 9. ING Group is not aware of shareholders, potential shareholders or investors with an interest of 5% or more in ING Group other than the ING Trust Office and the ING Continuity Foundation.

Pursuant to the European Regulation on short selling any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares, depositary receipts or American depositary receipts, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares, depositary receipts or American depositary receipts is required to notify, in accordance with the provisions of the above-mentioned Regulation: a. The Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of the issued share capital of ING Group and each 0.1% above that. b. ING Group if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.5% of the issued share capital of ING Group and each 0.1% above that.

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

This summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the Netherlands, and the income tax treaty between the Netherlands and the United States (“Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V., investors that hold bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction, or investors that own bearer receipts or ADSs through a partnership), some of which may be subject to special rules.

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

On 29 August 2002 dividend-stripping rules were introduced in Netherlands tax law. These rules have retroactive effect as of 27 April 2001. The rules provide that in the case of dividend-stripping, the 15% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the share on which the dividends were paid.

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

Both the European Free Trade Association Court of Justice as well as the European Court of Justice (“ECJ”) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it could be in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are treated still less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. Furthermore, subject to certain conditions, a legal entity resident in the Netherlands that is not subject to Dutch corporate income tax is entitled to a refund of the Dutch dividend withholding tax withheld. In addition, subject to certain conditions as well, an entity resident in a member state of the European Union or certain member states of the European Economic Area, that is not subject to a result based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is also entitled to a refund of the Dutch dividend withholding tax withheld. Such entities that are not a resident of the Netherlands, the European Union or certain European Economic Area countries, are not entitled to a refund of Dutch dividend withholding tax. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).

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

UNITED STATES TAXATION

Taxes on dividends

Subject to the passive foreign investment company rules discussed below, for United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the bearer receipts or ADSs and thereafter as capital gain. Because ING Groep N.V. does not keep account of its earnings and profits, as determined for United States federal income tax purposes, any distribution should generally be treated as a dividend for U.S. federal income tax purposes.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the circumstances of the U.S. Shareholder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the shareholder. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Shareholder that are considered qualified dividend income will be taxable to the shareholder at preferential rates applicable to long-term capital gains provided that the shareholder holds the bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by ING Groep N.V. with respect to the bearer receipts or ADSs generally will be qualified dividend income.

Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates.

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

See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations” and “Risk Management” of Note 2.1 to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non market-related risks.

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2012, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 1,900,000

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2012:

Category of expense reimbursed to ING	Amount Reimbursed for the year ended 31 December 2012
Investor relations, including upfront contribution	$1,900,000

Total	$1,900,000

The ADR depositary has paid certain expenses directly to third parties on behalf of ING. The table below sets forth those expenses that the ADR depositary paid directly to third parties in the year ended 31 December 2012.

Category of expense paid directly to third parties	Amount paid in the year ended 31 December 2012
Third-party expenses paid directly	$0
Fees waived	$350,000

Total	$350,000

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

On 18 March 2013 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to 18 March 2013.

Due to the listing of ING shares on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that the CEO (the chairman of the Executive Board) and the CFO of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting. ING Group has long-established Business Principles and a strong internal control culture, which all staff must adhere to. SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement which denotes that the Company’s internal control over financial reporting is effective as of 31 December 2012. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor.

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

Management assessed the effectiveness of our internal control over financial reporting as of 31 December 2012. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on the Management’s assessment and those criteria, Management concluded that the Company’s internal control over financial reporting is effective as of 31 December 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.

We have audited ING Groep N.V.’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of 31 December 2012 and 2011, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2012 and our report dated 18 March 2013 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

18 March 2013

Ernst & Young Accountants LLP

Item 16A.	Audit Committee Financial Expert

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On 31 December 2012, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Henk Breukink, Jan Holsboer, Yvonne van Rooy and Luc Vandewalle.

The Supervisory Board has determined that Joost Kuiper is a financial expert as referred to in the Corporate Governance Code. Joost Kuiper was appointed as the chairman of the Audit Committee on 9 May 2011. Joost Kuiper is considered by the Supervisory Board as financial expert because of his relevant knowledge and experience.

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

At the annual General Meeting held on 14 May 2012, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2012 and 2013, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting on 31 December 2012. The external auditor attended the meetings of the Audit Committee and the 2012 annual General Meeting.

New legislation on the accountancy profession (Wet op het accountantsberoep) came into force as of 1 January 2013 and prohibits certain services to be conducted by an external audit firm and introduces compulsory audit firm rotation, not later than 1 January 2016. In the 2013 annual General Meeting it will be proposed to extend the appointment of Ernst & Young as auditor of the financial statements of ING Group by two more years, i.e. for the financial years 2014 and 2015. We will start a tender procedure with the objective to change our external audit firm as of the financial year 2016.

After a maximum period of five years of performing the financial audit of ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firm and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the external audit firm. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements based, on among other things, an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young was succeeded after the year-end audit 2011. The rotation of other partners involved with the audit of the financial statements of ING is subject to applicable independence legislation.

The external auditor may be questioned at the annual General Meeting in relation to its audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting. The external auditor may only provide audit, audit- related, tax and other services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee generally pre-approves certain types of audit and audit-related services to be provided by the external auditor on an annual basis. Services that have not been pre-approved by the Audit Committee should not be provided by the external auditor unless they are specifically pre-approved by the Audit Committee at the recommendation of local management.

The Audit Committee also sets the maximum annual amount that may be spent on pre-approved services. Throughout the year, the external auditor and ING monitor the amounts paid versus the pre-approved amounts.

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

Tax fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the ING’s expatriate tax services program and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax and value added tax).

All other fees

Fees disclosed in Note 48 of Note 2.1 to the consolidated financial statements under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.

More information on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www.ing.com).

Reference is made to Note 48 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2012, 2011 and 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2012 and 2011.

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

ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•

ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) with a two-tier board structure has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, members of the Executive Board are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers or employees of the company cannot simultaneously be a member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Corporate Governance Code, all members of the Supervisory Board with the exception of not more than one person, should be independent. All members of ING Group’s Supervisory Board, with the exception of Luc Vandewalle, are independent within the meaning of the Corporate Governance Code. The definition of independence under the Corporate Governance Code, however, differs in its details from the definitions of independence under the NYSE listing standards. In some cases, the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board.

•

In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains a ‘comply-or-explain’ principle, offering the possibility to deviate from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the General Meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Dutch law requires that the company’s external auditors be appointed at the general meeting and not by the audit committee.

•

The articles of association of ING Group (‘Articles of Association’) provide that there are no quorum requirements to hold a general meeting, although certain shareholder actions and certain resolutions may require a quorum.

•

The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies which are subject to the NYSE’s listing rules that require the shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III.

Item 18.	Consolidated Financial Statements

See pages F-1 to F-235 and the Schedules on F-243 to F-246.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 14 June 2012 (incorporated by reference to ING Groep N.V.’s Report on Form 6-K furnished on 8 August 2012)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated 2 September 2011 (incorporated by reference to Exhibit 1.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	First Supplemental Indenture, dated 18 July 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Second Supplemental Indenture, dated 12 December 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.4	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated 8 December 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 7 December 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated 4 October 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 3 October 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated 17 June 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 17 June 2008)

Exhibit 2.10	Terms and Conditions of the core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2008, File No. 1-14642 filed on 19 March 2009)

Exhibit 2.11	Term Sheet regarding core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on 4 February 2009)

Exhibit 4.1	Purchase and Sale Agreement, dated as of 16 June 2011, by and among ING Groep N.V., ING Bank N.V., ING Direct N.V., ING Direct Bancorp and Capital One Financial Corporation (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on 7 July 2011)

Exhibit 4.2	ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on 22 October 2009 (incorporated by reference to Exhibit 2 of ING Groep N.V.’s Report on Form 6-K filed on 4 November 2011)

Exhibit 4.3	2012 Amendment and Contract Transfer Agreement, dated 16 February 2012, among Staat der Nederlanden, ING Support Holding B.V., ING Bank N.V. and ING Groep N.V. attaching the Amended and Restated ING Bank, FSB Illiquid Assets Back-Up Facility Agreement, dated 16 February 2012, among ING Groep N.V., ING Bank N.V. and Staat der Nederlanden (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 4.4	The Amended and Restated Illiquid Assets Back-Up Facility Agreement, dated 13 November 2012, among ING Groep N.V., ING Bank N.V. and Staat der Nederlanden

Exhibit 4.5	Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V. and the District Attorney’s Office of the County of New York

Exhibit 4.6	Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V., the United States Department of Justice and the United States Attorney’s Office for the District of Columbia

Exhibit 4.7	Settlement Agreement dated 12 June 2012, between ING Bank, N.V. and the Office of Foreign Assets Control of the U.S. Department of the Treasury

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

ING Groep N.V.
(Registrant)

By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: 18 March 2013

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2012, 2011 and 2010 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

	2012	2011	2010
	Year ended 31 December

Return on equity of the banking operations*	7.5%	11.5%	13.4%
Return on equity of ING Group*	7.1%	11.8%	6.9%
Return on assets ING Group	0.3%	0.4%	0.2%
Equity to assets of ING Group	4.3%	3.6%	3.5%
Net interest margin of the banking operations	1.3%	1.4%	1.4%

*	net profit divided by average equity

AVERAGE BALANCES AND INTEREST RATES

The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest result figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the consolidated financial statements is provided hereunder. (Amounts in this section for assets and liabilities include assets and liabilities of ING Direct USA, ING Direct Canada and ING Direct UK; in the IFRS balance sheet ING Direct UK is presented as Assets and Liabilities held for sale.)

ASSETS

	Interest-earning assets
	2012			2011			2010
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	11,885	100	0.8	11,749	230	2.0	13,814	110	0.8
foreign	22,750	352	1.6	27,186	603	2.2	27,318	833	3.1
Loans and advances
domestic	257,168	10,117	3.9	246,518	10,160	4.1	237,122	9,608	4.1
foreign	358,548	14,240	4.0	396,057	15,410	3.9	385,423	14,375	3.7
Interest-earning securities (1)
domestic	22,320	640	2.9	28,450	920	3.2	30,926	1,014	3.3
foreign	78,141	2,821	3.6	106,296	4,052	3.8	107,564	4,287	4.0
Other interest-earning assets
domestic	34,571	163	0.5	22,649	363	1.6	12,191	182	1.5
foreign	20,831	158	0.8	21,463	229	1.1	20,535	183	0.9

Total	806,214	28,591	3.6	860,368	31,967	3.7	834,893	30,592	3.6
Non-interest earning assets	38,222			44,403			54,008

Derivatives assets	70,901			53,350			62,585

Total assets (1)	915,337			958,121			951,486

Percentage of assets applicable to foreign operations		60.8%			65.9%			64.9%

Interest income on
derivatives		31,617			33,132			38,356
other		1,089			1,082			740

Total interest income		61,297			66,181			69,688

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2012			2011			2010
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	18,252	166	0.9	33,135	415	1.3	26,922	249	0.9
foreign	13,144	391	3.0	16,306	399	2.5	23,363	370	1.7
Demand deposits (5)
domestic	42,190	168	0.4	42,599	211	0.5	40,100	125	0.3
foreign	46,396	157	0.3	54,417	372	0.7	55,505	383	0.7
Time deposits (5)
domestic	29,623	325	1.1	25,658	306	1.2	24,897	221	0.9
foreign	20,381	365	1.8	21,899	440	2.0	20,064	364	1.8
Savings deposits (5)
domestic	79,677	1,834	2.3	74,044	1,594	2.2	72,830	1,459	2.0
foreign	248,637	5,686	2.3	283,367	5,761	2.0	269,115	5,107	1.9
Short term debt
domestic	34,470	260	0.8	29,200	285	1.0	16,233	135	0.8
foreign	29,801	465	1.6	33,600	629	1.9	50,221	699	1.4
Long term debt
domestic	73,306	2,432	3.3	59,603	2,236	3.8	42,364	1,681	4.0
foreign	27,840	1,150	4.1	27,093	1,174	4.3	27,424	1,180	4.3
Subordinated liabilities
domestic	17,069	746	4.4	19,628	870	4.4	22,287	1,031	4.6
foreign	904	40	4.4	971	50	5.2	1,114	61	5.5
Other interest-bearing liabilities
domestic	33,909	115	0.3	46,047	454	1.0	47,047	279	0.6
foreign	49,830	515	1.0	51,753	653	1.3	57,419	514	0.9

Total	765,429	14,815	1.9	819,320	15,849	1.9	795,905	13,858	1.7
Non-interest bearing liabilities	42,101			49,118			55,417
Derivatives liabilities	75,343			58,447			69,751
Total Liabilities	882,873			926,885			921,073
Group Capital	32,464			31,236			30,413

Total liabilities and capital	915,337			958,121			951,486

Percentage of liabilities applicable to foreign operations		58.8%			61.5%			63.3%
Other interest expense:
interest expenses on derivatives		33,117			35,359			41,333
other		1,397			1,516			1,081

Total interest expense		49,329			52,724			56,272

Total net interest result		11,968			13,457			13,416

(5)	These captions do not include deposits from banks.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table allocates changes in the Group’s banking operations’ interest income and expense and net interest result between changes in average balances and rates for the periods indicated. Changes due to a combination of volume and rate have been allocated to changes in average volume. The net changes in interest income, interest expense and net interest result, as calculated in this table, have been reconciled to the changes in interest income, interest expense and net interest result in the consolidated financial statements. See introduction to “Average Balances and Interest Rates” for a discussion of the differences between interest income, interest expense and net interest result as calculated in the following table and as set forth in the consolidated financial statements.

	2012 over 2011			2011 over 2010
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	3	-133	-130	-16	136	120
foreign	-98	-153	-251	-4	-226	-230
Loans and advances
domestic	695	-738	-43	179	373	552
foreign	-1,459	289	-1,170	397	638	1,035
Interest-earning securities
Domestic	-198	-82	-280	-81	-13	-94
foreign	-1,073	-158	-1,231	-51	-184	-235
Other interest-earning assets
domestic	191	-391	-200	156	25	181
foreign	-7	-64	-71	8	38	46
Interest income
domestic	691	-1,344	-653	238	521	759
foreign	-2,637	-86	-2,723	350	266	616

Total	-1,946	-1,430	-3,376	588	787	1,375

Other interest income			-1,508			-4,882

Total interest income			-4,884			-3,507

The following table shows the interest spread and net interest margin for the past two years.

	2012	2011
	Average rate	Average rate
	%	%
Interest spread
Domestic	1.5	1.8
Foreign	1.7	1.7
Total	1.6	1.8

Net interest margin
Domestic	1.5	1.7
Foreign	1.8	2.0
Total	1.7	1.9

	2012 over 2011			2011 over 2010
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	-186	-63	-249	58	108	166
foreign	-77	69	-8	-100	129	29
Demand deposits
domestic	-2	-41	-43	8	78	86
foreign	-55	-160	-215	-8	-3	-11
Time deposits
domestic	47	-28	19	7	78	85
foreign	-31	-44	-75	33	43	76
Savings deposits
domestic	121	119	240	24	111	135
foreign	-706	631	-75	270	384	654
Short term debt
domestic	51	-76	-25	108	42	150
foreign	-71	-93	-164	-231	161	-70
Long term debt
domestic	514	-318	196	684	-129	555
foreign	32	-56	-24	-14	8	-6
Subordinated liabilities
domestic	-113	-11	-124	-123	-38	-161
foreign	-3	-7	-10	-8	-3	-11
Other interest-bearing liabilities
domestic	-120	-219	-339	-6	181	175
foreign	-24	-114	-138	-51	190	139
Interest expense
domestic	312	-637	-325	760	431	1,191
foreign	-935	226	-709	-109	909	800

Total	-623	-411	1,034	651	1,340	1,991

Other interest expense			-2,361			-5,539

Total interest expense			-3,395			-3,548

Net interest
domestic	379	-707	-328	-522	90	-432
Foreign	-1,702	-312	-2,014	459	-643	-184

Net interest	-1,323	-1,019	-2,342	-63	-553	-616

Other net interest result			853			657

Net interest result			-1,489			41

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2012	2011	2010
	(EUR millions)
Debt securities available for sale
Dutch government	8,285	6,552	6,135
German government	10,889	10,423	6,929
Central banks	808	2,088	1,578
Belgian government	10,170	10,438	7,543
Other governments	18,660	19,593	27,861
Corporate debt securities
Banks and financial institutions	20,649	19,641	27,411
Other corporate debt securities	900	1,075	891
U.S. Treasury and other U.S. Government agencies	3	249	1,505
Other debt securities	1,281	2,410	16,606

Total debt securities available for sale	71,645	72,469	96,459

Debt securities held to maturity
Dutch government
German government	100	531	583
Other governments	230	350	367
Banks and financial institutions	5,859	7,630	9,637
Other corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	356	357	1,106

Total debt securities held to maturity	6,545	8,868	11,693

Shares and convertible debentures	2,634	2,466	2,741
Land and buildings (1)	1,410	1,678	1,891

Total	82,234	85,481	112,784

(1)	Including commuted ground rents

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

The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 85% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield (1)	Book value	Yield (1)	Book value	Yield (1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities available for sale
Dutch government	1,516		1,815		4,954
German government	1,810		3,745		4,774
Belgian government	1,185		5,454		3,247
Central banks	808
Other governments	3,920		8,260		4,948
Banks and financial institutions	6,350		11,008		3,204
Corporate debt securities	56		549		13
U.S. Treasury and other U.S. Government agencies			1		1
Other debt securities	42		124		88

Total debt securities available for sale	15,687	5.0	30,956	3.4	21,229	3.5

	Over 10 years		Total
	Book value	Yield (1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities available for sale
Dutch government			8,285
German government	560		10,889
Belgian government	284		10,170
Central banks			808
Other governments	1,532		18,660
Banks and financial institutions	87		20,649
Corporate debt securities	282		900
U.S. Treasury and other U.S. Government agencies	1		3
Other debt securities	1,027		1,281

Total debt securities available for sale	3,773	5.4	71,645

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield (1)	Book value	Yield (1)	Book value	Yield (1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities held to maturity
Dutch government
German government	100
Belgian government
Central banks
Other governments	180		50
Banks and financial institutions	3,163		2,596		100
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities			128		140

Total debt securities held to maturity	3,443	0.7	2,774	3.6	240	2.2

	Over 10 years		Total
	Book value	Yield (1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities held to maturity
Dutch government
German government			100
Belgian government
Central banks
Other governments			230
Banks and financial institutions			5,859
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	88		356

Total debt securities held to maturity	88	4.7	6,545

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2012, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2012
	Book value	Market value
	(EUR millions)

Dutch government	8,285	8,285
German government	10,989	10,989
Belgium government	10,170	10,170

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2012	2011
	(EUR millions)
Loans past due 90 days	10,101	8,823
Other impaired loans	3,155	2,498

Total impaired loans (loans with a loan loss provision)	13,256	11,321
Potential problem loans	10,451	8,641

Total Impaired loans and potential problem loans	23,707	19,962
Loans neither impaired nor potential problem loans	555,672	602,307

Total	579,379	622,269

This amount is presented in the balance sheet as:
Amounts due from Banks	37,302	43,308
Loans and advances to customers	542,077	578,964

Total	579,379	622,272

Loan loss provisions included in:
Amounts due from Banks	28	7
Loans and advances to customers	5,477	4,943

Total loan loss provisions	5,505	4,950

Loans and advances by customer type:	2012	2011

Loans secured by public authorities	50,774	55,148
Loans secured by mortgages	305,963	323,139
Loans guaranteed by credit institutions	6,163	8,639
Personal lending	24,598	24,401
Asset backed securities excluding MBS	7,044	13,328
Corporate loans	147,535	154,309

Total	542,077	578,964

Loan loss provisions by customer type:	2012	2011

Loans secured by public authorities	2	3
Loans secured by mortgages	1,588	1,215
Loans guaranteed by credit institutions	30	9
Personal lending	794	716
Mortgage backed securities (MBS)	0	0
Asset backed securities excluding MBS	76	2
Corporate loans	3,015	3,005

Total	5,505	4,950

Increase in Loan loss provision by customer type:	2012	2011

Loans secured by public authorities	-1	0
Loans secured by mortgages	373	-384
Loans guaranteed by credit institutions	21	-14
Personal lending	78	49
Mortgage backed securities (MBS)	0	0
Asset backed securities excluding MBS	74	2
Corporate loans	10	102

Total	555	-245

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	2,125	1,670
Write-offs and other	-1,570	-1,915

Total	555	-245

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2012	2011	2010	2009	2008
	(EUR millions)

By domestic offices:
Loans guaranteed by public authorities	35,857	29,281	28,671	28,149	16,288
Loans secured by mortgages	153,594	162,735	157,671	156,319	155,846
Loans to or guaranteed by credit institutions	14,641	14,130	14,704	9,569	15,528
Other private lending	5,048	5,012	5,125	4,972	7,158
Mortgage backed securities (MBS)	0	0	0	0	0
Asset backed securities excluding MBS	0	0	0	0	0
Other corporate lending	42,891	50,603	53,784	52,888	126,773

Total domestic offices	252,031	261,761	259,955	251,897	321,593

By foreign offices:
Loans guaranteed by public authorities	14,917	25,867	27,282	22,933	10,099
Loans secured by mortgages	152,369	160,404	172,802	147,484	145,090
Loans to or guaranteed by credit institutions	28,824	37,817	43,016	36,869	23,099
Other private lending	19,550	19,389	16,618	14,988	20,389
Asset backed securities excluding MBS	7,044	13,328	18,605	21,831	11,766
Other corporate lending	104,644	103,706	100,724	99,104	109,903

Total foreign offices	327,348	360,511	379,047	343,209	320,346

Total gross loans and advances to banks and customers	579,379	622,272	639,002	595,106	641,939

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of 31 December 2012.

	1 year or less	1 year to 5 years	After 5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	747	1,534	33,576	35,857
Loans secured by mortgages	10,417	15,947	127,230	153,594
Loans guaranteed by credit institutions	12,315	2,214	112	14,641
Other private lending	3,162	628	1,258	5,048
Asset backed securities excluding MBS
Other corporate lending	25,554	11,389	5,948	42,891

Total domestic offices	52,195	31,712	168,124	252,031

By foreign offices:
Loans guaranteed by public authorities	6,599	4,597	3,721	14,917
Loans secured by mortgages	9,934	38,093	104,342	152,369
Loans guaranteed by credit institutions	20,387	7,688	749	28,824
Other private lending	9,197	6,933	3,420	19,550
Asset backed securities excluding MBS	930	4,218	1,896	7,044
Other corporate lending	45,350	39,556	19,738	104,644

Total foreign offices	92,397	101,085	133,866	327,348

Total gross loans and advances to banks and customers	144,592	132,797	301,990	579,379

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2012.

	1 year or less	Over 1 year	Total
	(EUR millions)
Non-interest earning	2,772	1,726	4,498
Fixed interest rate	73,161	138,292	211,453
Semi-fixed interest rate (1)	6,498	159,948	166,446
Variable interest rate	63,208	133,774	196,982

Total	145,639	433,740	579,379

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December 2012:

Total outstanding
Private Individuals	43.0%

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

As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2012	2011	2010	2009	2008
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	6,367	5,292	5,758	3,865	2,799
Foreign	3,734	3,531	4,705	4,793	2,634

Total loans past due 90 days and still accruing interest	10,101	8,823	10,463	8,658	5,433

As of 31 December 2012, EUR 10,093 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 13,249 million as of 31 December 2012.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of 31 December 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2012	2011	2010	2009	2008
	(EUR millions)
Troubled debt restructurings:
Domestic	781	276	366	782	51
Foreign	476	743	2,165	1,271	354

Total troubled debt restructurings	1,257	1,019	2,531	2,053	405

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2012 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2012.

	Year ended 31 December 2012
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	1	19	20
Interest income recognized in the profit and loss account	0	9	9

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 10,451 million as of 31 December 2012. Of this total, EUR 7,453 million relates to domestic loans and EUR 2,998 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

Cross-border outstandings

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets that are denominated in euro or other non-local currency. To the extent that material local currency outstandings are not hedged or are not funded by local currency borrowings, such amounts are included in cross-border outstandings. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2012, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2012, 2011 and 2010 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended 31 December 2012
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	6,160	9,522	15,946	715	32,343	3,817
United States	5	3,361	5,581	4,808	13,756	10,853
France	5,197	7,842	2,933	886	16,858	2,733
Germany	7,580	2,261	2,453	3,244	15,838	6,724

	Year ended 31 December 2011
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	683	11,800	12,950	900	26,333	3,803
United States	271	4,416	6,270	4,067	15,024	11,654
France	7,327	9,152	2,697	1,223	20,399	4,457
Germany	7,642	3,028	3,668	3,164	17,502	7,017

	Year ended 31 December 2010
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	188	12,398	19,347	1,042	32,975	4,046
United States	49	4,749	7,952	4,363	17,113	10,309
France	9,113	13,051	3,565	1,170	26,899	3,282
Germany	7,138	5,560	2,850	3,379	18,927	6,846

As of 31 December 2012 Belgium has cross-border outstandings between 0.50% and 0.75% of total assets and Italy and Spain both had cross-border outstandings between 0.40% and 0.50%. In 2011 Belgium, Spain and Italy have cross-border outstandings between 0.40% and 1% of total assets.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

IFRS-IASB	Calendar period
	2012	2011	2010	2009	2008
	(EUR millions)

Balance on 1 January	4,950	5,195	4,399	2,611	2,001

Change in the composition of the Group	-13	-3		-3	1
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	-144	-129	-86	-79	-34
Loans to or guaranteed by credit institutions	-5	-14	-30	-55	-36
Other private lending	-47	-56	-65	-140	-126
Other corporate lending	-601	-343	-277	-229	-133
Foreign:
Loans guaranteed by public authorities	-18	-6	-8	-12	-16
Loans secured by mortgages	-64	-50	-56	-5	-6
Loans to or guaranteed by credit institutions		-3	-5	-1
Other private lending	-133	-452	-404	-259	-114
Other corporate lending	-670	-251	-235	-437	-263

Total charge-offs	-1,682	-1,304	-1,166	-1,217	-728

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	35	36	23	2
Loans to or guaranteed by credit institutions
Other private lending	12	11	29	101	36
Other corporate lending	37	28	9	4
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	1	1	1
Loans to or guaranteed by credit institutions			3
Other private lending	30	29	29	24	27
Other corporate lending	27	7	11	17	27

Total recoveries	142	112	105	148	90

Net charge-offs	-1,540	-1,192	-1,061	-1,069	-638

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	2,108	950	1,857	2,860	1,247

Balance on 31 December	5,505	4,950	5,195	4,399	2,611

Ratio of net charge-offs to average loans and advances to banks and customers	0.25%	0.19%	0.17%	0.17%	0.10%
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2012		2011		2010		2009		2008
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	0	6.20	1	4.68	0	4.47		4.72		2.54
Loans secured by mortgages	878	26.55	503	26.91	416	25.24	290	27.54	167	24.76
Loans to or guaranteed by credit institutions	0	2.94	4	2.25	17	2.29		1.61	68	2.42
Other private lending	144	0.87	119	0.80	131	0.80	254	0.83	120	1.12
Other corporate lending	1,423	7.62	1,375	7.75	1,385	8.13	917	7.70	474	19.24

Total domestic	2,445	44.18	2,002	42.39	1,949	40.93	1,461	42.4	829	50.08
Foreign:
Loans guaranteed by public authorities	2	2.57	2	4.13	3	4.25	3	3.85	2	1.57
Loans secured by mortgages	710	26.28	712	25.63	1,183	26.93	1,066	23.90	425	22.61
Loans to or guaranteed by credit institutions	30	4.56	5	6.05	6	6.7	47	6.78	17	4.02
Other private lending	650	3.37	596	3.10	536	2.59	436	2.52	533	3.18
Mortgage backed securities	76	1.22	2	2.13	0	2.37	15	2.99
Other corporate lending	1,592	17.82	1,631	16.57	1,518	16.23	1,371	17.56	805	18.54

Total foreign	3,060	55.82	2,948	57.61	3,246	59.07	2,938	57.60	1,782	49.92

Total	5,505	100.00	4,950	100.00	5,195	100.00	4,399	100.00	2,611	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) decreased by 7.0% to EUR 527,740 million in 2012, compared to 2011 (EUR 569,312). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 27% of the category ‘Debt securities’ (31% at the end of 2011). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2012		2011		2010
	Average deposit	Average rate	Average deposit	Average rate	Average deposit	Average rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand —non-interest bearing	1,637		2,502		5,646
—interest bearing	2,367	0.9	5,930	1.0	4,646	1.0
Time	18,059	0.9	33,158	1.2	26,926	0.9
Other	8,556	2.8	10,546	1.9	9,681	1.5

Total domestic offices	30,619		52,136		46,899
In foreign offices:
Demand —non-interest bearing	1,849		1,561		1,468
—interest bearing	6,034	1.2	5,851	1.6	5,932	1.0
Time	12,667	3.0	15,662	2.4	21,648	1.7
Other	11,559	1.3	9,981	1.6	14,832	3.8

Total foreign offices	32,109		33,055		43,880

Total deposits by banks	62,728		85,191		90,779

Customer accounts
In domestic offices:
Demand —non-interest bearing	922		782		723
—interest bearing	45,226	0.4	47,157	0.5	43,536	0.3
Savings	79,612	2.3	73,964	2.2	72,717	2.0
Time	29,619	1.1	25,628	1.2	24,738	0.9
Other	3,032	1.0	6,545	0.9	8,614	0.5

Total domestic offices	158,411		154,076		150,328
In foreign offices:
Demand —non-interest bearing	6,865		6,422		6,295
—interest bearing	48,118	0.5	50,197	0.9	56,865	0.8
Savings	256,425	2.5	257,262	2.2	269,115	1.9
Time	20,102	1.8	21,716	2.0	19,794	1.8
Other	7,066	2.6	5,715	3.6	6,296	3.9

Total foreign offices	338,576		341,312		358,365

Total customer accounts	496,987		495,388		508,693

Debt securities
In domestic offices:
Debentures	68,554	3.1	53,963	3.1	36,522	3.1
Certificates of deposit	26,819	0.7	23,915	0.9	11,546	0.8
Other	7,676	0.8	5,320	1.4	4,719	0.9

Total domestic offices	103,049		83,198		52,787
In foreign offices:
Debentures	11,758	4.9	10,676	5.4	10,886	4.9
Certificates of deposit	13,885	2.4	17,195	2.5	35,748	1.3
Other	20,575	1.4	21,248	1.2	19,111	1.3

Total foreign offices	46,218		49,119		65,745

Total debt securities	149,267		132,317		118,532

For the years ended 31 December 2012, 2011 and 2010, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 31,728 million EUR 46,778 million and EUR 47,019 million, respectively.

On 31 December 2012, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	10,314	61.5	26,215	71.6
6 months or less but over 3 months	4,383	26.1	5,840	15.9
12 months or less but over 6 months	2,087	12.4	3,571	9.8
Over 12 months	0	0	994	2.7

Total	16,784	100	36,620	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2012.

(EUR millions)
Time certificates of deposit	7,757
Other time deposits	54,420

Total	62,177

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2012	2011	2010
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	14,323	21,967	20,517
Monthly average balance outstanding during the year	23,150	21,908	19,176
Maximum balance outstanding at any period end during the year	27,715	22,921	21,370
Weighted average interest rate during the year	0.82%	1.25%	1.70%
Weighted average interest rate on balance at the end of the year	1.32%	1.24%	1.38%

Securities sold under repurchase agreements:
Balance at the end of the year	26,573	54,886	61,468
Monthly average balance outstanding during the year	55,365	59,865	79,927
Maximum balance outstanding at any period end during the year	72,901	79,547	96,496
Weighted average interest rate during the year	0.72%	1.30%	0.73%
Weighted average interest rate on balance at the end of the year	1.50%	1.38%	0.94%

Report of independent registered public accounting firm

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of 31 December 2012 and 2011, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2012. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. as at 31 December 2012 and 2011, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 18 March 2013 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

18 March 2013

Ernst & Young Accountants LLP

Consolidated balance sheet of ING Group

as at 31 December

amounts in millions of euros	2012	2011
ASSETS
Cash and balances with central banks 1	17,657	31,194
Amounts due from banks 2	39,053	45,323
Financial assets at fair value through profit and loss 3
– trading assets	114,895	123,688
– investments for risk of policyholders	98,765	116,438
– non-trading derivatives	13,951	17,159
– designated as at fair value through profit and loss	4,760	5,437
Investments 4
– available-for-sale	193,584	208,539
– held-to-maturity	6,545	8,868
Loans and advances to customers 5	556,900	596,877
Reinsurance contracts 17	5,290	5,870
Investments in associates 6	2,203	2,370
Real estate investments 7	1,288	1,670
Property and equipment 8	2,674	2,886
Intangible assets 9	2,639	3,558
Deferred acquisition costs 10	4,549	10,204
Assets held for sale 11	68,472	62,483
Other assets 12	28,903	31,016

Total assets	1,162,128	1,273,580

EQUITY
Shareholders’ equity (parent) 13	49,511	42,452
Non-voting equity securities 13	2,250	3,000

	51,761	45,452
Minority interests	1,081	777

Total equity	52,842	46,229

LIABILITIES
Subordinated loans 14	8,786	8,858
Debt securities in issue 15	143,436	139,861
Other borrowed funds 16	16,723	19,684
Insurance and investment contracts 17	229,950	278,833
Amounts due to banks 18	38,704	72,233
Customer deposits and other funds on deposit 19	455,003	467,547
Financial liabilities at fair value through profit and loss 20
– trading liabilities	83,652	107,682
– non-trading derivatives	18,752	22,165
– designated as at fair value through profit and loss	13,399	13,021
Liabilities held for sale 11	69,895	64,265
Other liabilities 21	30,986	33,202

Total liabilities	1,109,286	1,227,351

Total equity and liabilities	1,162,128	1,273,580

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

Consolidated profit and loss account of ING Group

as at 31 December

amounts in millions of euros	2012	2012	2011	2011	2010	2010
Continuing operations
Interest income banking operations	60,002		64,649		68,334
Interest expense banking operations	–48,119		–51,200		–55,011

Interest result banking operations 36		11,883		13,449		13,323
Gross premium income 37		20,277		20,279		21,279
Investment income 38		7,335		5,329		5,887
Result on disposals of group companies 39		1,604		801		310
Gross commission income	5,116		5,830		5,682
Commission expense	–1,578		–1,913		–1,664

Commission income 40		3,538		3,917		4,018
Valuation results on non-trading derivatives 41		–3,775		–382		–1,835
Net trading income 42		1,202		377		955
Share of result from associates 6		54		221		313
Other income 43		–330		1,318		588

Total income		41,788		45,309		44,838

Gross underwriting expenditure	35,711		27,321		37,419
Investment result for risk of policyholders	–11,246		186		–10,120
Reinsurance recoveries	–1,833		–1,760		–1,620

Underwriting expenditure 44		22,632		25,747		25,679
Addition to loan loss provisions 5		2,125		1,670		1,751
Intangible amortisation and other impairments 45		281		369		1,060
Staff expenses 46		6,803		7,220		7,355
Other interest expenses 47		326		149		183
Other operating expenses 48		6,581		6,116		5,757

Total expenses		38,748		41,271		41,785

Result before tax from continuing operations		3,040		4,038		3,053

Taxation 49		578		890		994

Net result from continuing operations		2,462		3,148		2,059

Discontinued operations 26
Net result from discontinued operations		548		684		414
Net result from classification as discontinued operations		–394
Net result from disposal of discontinued operations		752		995

Total net result from discontinued operations		906		1,679		414

Net result from continuing and discontinued operations (before minority interests)		3,368		4,827		2,473

Consolidated profit and loss account of ING Group continued

as at 31 December

amounts in millions of euros	2012	2011	2010
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent	3,259	4,740	2,367
Minority interests	109	87	106

	3,368	4,827	2,473

Net result from continuing operations attributable to:
Equityholders of the parent	2,351	3,067	1,962
Minority interests	111	81	97

	2,462	3,148	2,059

Net result from discontinued operations attributable to:
Equityholders of the parent	908	1,673	405
Minority interests	–2	6	9

	906	1,679	414

amounts in euros	2012	2011	2010
Earnings per share 50
Basic earnings per ordinary share	0.69	0.85	0.51
Diluted earnings per ordinary share	0.69	0.85	0.51
			.
Earnings per share from continuing operations 50
Basic earnings per ordinary share from continuing operations	0.45	0.41	0.40
Diluted earnings per ordinary share from continuing operations	0.45	0.41	0.40

Earnings per share from discontinued operations 50
Basic earnings per ordinary share from discontinued operations	0.24	0.44	0.11
Diluted earnings per ordinary share from discontinued operations	0.24	0.44	0.11

Dividend per ordinary share 51	0.00	0.00	0.00

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

Consolidated statement of comprehensive income of ING Group

for the years ended 31 December

amounts in millions of euros	2012	2011	2010
Net result from continuing and discontinued operations	3,368	4,827	2,473

Unrealised revaluations after taxation (1)	6,949	1,139	2,603
Realised gains/losses transferred to profit and loss (1)	–840	723	86
Changes in cash flow hedge reserve	737	1,124	475
Transfer to insurance liabilities/DAC	–2,181	–2,004	–1,644
Exchange rate differences	–709	–156	2,859
Other revaluations	39	–2	–1

Total amount recognised directly in equity (other comprehensive income)	3,995	824	4,378

Total comprehensive income	7,363	5,651	6,851

Comprehensive income attributable to:
Equityholders of the parent	7,172	5,568	6,760
Minority interests	191	83	91

	7,363	5,651	6,851

(1)	Reference is made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ for a breakdown of the individual components.

Unrealised revaluations after taxation comprises EUR –10 million (2011: EUR –16 million; 2010: EUR –2 million) related to the share of other comprehensive income of associates.

Exchange rate differences comprises EUR –14 million (2011: EUR –35 million; 2010: EUR 251 million) related to the share of other comprehensive income of associates.

Reference is made to Note 49 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

Consolidated statement of cash flows of ING Group

for the years ended 31 December

amounts in millions of euros		2012	2011	2010
Result before tax		4,154	5,866	3,601
Adjusted for:	– depreciation	777	1,514	1,723
	– deferred acquisition costs and value of business acquired	–484	277	1,159
	– increase in provisions for insurance and investment contracts	–3,174	4,239	4,278
	– addition to loan loss provisions	2,125	1,670	1,751
	– other	5,247	–1,497	3,075
Taxation paid		–745	–1,353	–503
Changes in:	– amounts due from banks, not available on demand	5,272	7,188	–4,333
	– trading assets	7,367	1,754	–14,782
	– non-trading derivatives	–1,779	1,988	–1,590
	– other financial assets at fair value through profit and loss	–2,417	474	832
	– loans and advances to customers	1,387	–23,703	–16,331
	– other assets	–596	–59	2,003
	– amounts due to banks, not payable on demand	–26,459	–6,731	–9,831
	– customer deposits and other funds on deposit	27,718	27,019	21,202
	– trading liabilities	–24,031	–369	9,804
	– other financial liabilities at fair value through profit and loss	–1,376	–207	1
	– other liabilities	–2,246	–3,931	–6,806

Net cash flow from operating activities		–9,260	14,139	–4,747

Investments and advances:	– associates	–26	–140	–165
	– available-for-sale investments	–143,681	–223,544	–163,038
	– held-to-maturity investments			–141
	– real estate investments	–60	–32	–73
	– property and equipment	–423	–499	–527
	– assets subject to operating leases		–1,188	–1,284
	– investments for risk of policyholders	–67,986	–57,130	–52,370
	– other investments	–369	–340	–372
Disposals and redemptions:	– group companies	–6,536	4,120	1,757
	– associates	92	383	232
	– available-for-sale investments	137,418	219,442	154,640
	– held-to-maturity investments	2,308	2,370	2,620
	– real estate investments	290	118	295
	– property and equipment	71	67	96
	– assets subject to operating leases		43	53
	– investments for risk of policyholders	72,201	61,898	54,817
	– loans	7,268	927	105
	– other investments	9	9	6

Net cash flow from investing activities 54		576	6,504	–3,349

Repayments of subordinated loans		–10	–2,356
Proceeds from borrowed funds and debt securities		332,492	428,381	412,804
Repayments of borrowed funds and debt securities		–333,165	–429,997	–405,120
Repayment of non-voting equity securities		–750	–2,000
Repurchase premium (1)		–375	–1,000
Payments to acquire treasury shares		–17		–136
Sales of treasury shares		160	41	92

Net cash flow from financing activities		–1,665	–6,931	7,640

Net cash flow 55		–10,349	13,712	–456

Cash and cash equivalents at beginning of year		34,280	20,768	20,959
Effect of exchange rate changes on cash and cash equivalents		219	–200	265

Cash and cash equivalents at end of year 56		24,150	34,280	20,768

(1)	2012 includes the repurchase premium paid on the repayment of EUR 750 million (2011: EUR 2,000 million) non-voting equity securities.

Consolidated statement of cash flows of ING Group continued

As at 31 December 2012 Cash and cash equivalents includes cash and balances with central banks of EUR 17,657 million (2011: EUR 31,194 million; 2010: EUR 13,072 million). Reference is made to Note 56 ‘Cash and Cash equivalents’.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

Consolidated statement of changes in equity of ING Group

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2010	919	16,034	13,948	30,901	5,000	915	36,816

Unrealised revaluations after taxation			2,607	2,607		–4	2,603
Realised gains/losses transferred to profit and loss			86	86			86
Changes in cash flow hedge reserve			475	475			475
Transfer to insurance liabilities/DAC			–1,644	–1,644			–1,644
Exchange rate differences			2,867	2,867		–8	2,859
Other revaluations			2	2		–3	–1

Total amount recognised directly in equity (other comprehensive income)			4,393	4,393		–15	4,378

Net result from continuing and discontinued operations			2,367	2,367		106	2,473

Total comprehensive income			6,760	6,760		91	6,851

Employee stock option and share plans			36	36			36
Changes in the composition of the group						–271	–271
Dividend						–6	–6
Purchase/sale of treasury shares			22	22			22

Balance as at 31 December 2010	919	16,034	20,766	37,719	5,000	729	43,448

Unrealised revaluations after taxation			1,138	1,138		1	1,139
Realised gains/losses transferred to profit and loss			723	723			723
Changes in cash flow hedge reserve			1,124	1,124			1,124
Transfer to insurance liabilities/DAC			–2,004	–2,004			–2,004
Exchange rate differences			–153	–153		–3	–156
Other revaluations						–2	–2

Total amount recognised directly in equity (other comprehensive income)			828	828		–4	824

Net result from continuing and discontinued operations			4,740	4,740		87	4,827

Total comprehensive income			5,568	5,568		83	5,651

Employee stock option and share plans			115	115			115
Repayment of non-voting equity securities					–2,000		–2,000
Repurchase premium			–1,000	–1,000			–1,000
Changes in the composition of the group						–1	–1
Dividend						–34	–34
Purchase/sale of treasury shares			50	50			50

Balance as at 31 December 2011	919	16,034	25,499	42,452	3,000	777	46,229

Consolidated statement of changes in equity of ING Group continued

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2012	919	16,034	25,499	42,452	3,000	777	46,229

Unrealised revaluations after taxation			6,940	6,940		9	6,949
Realised gains/losses transferred to profit and loss			–840	–840			–840
Changes in cash flow hedge reserve			718	718		19	737
Transfer to insurance liabilities/DAC			–2,181	–2,181			–2,181
Exchange rate differences			–724	–724		15	–709
Other revaluations						39	39

Total amount recognised directly in equity (other comprehensive income)			3,913	3,913		82	3,995

Net result from continuing and discontinued operations			3,259	3,259		109	3,368

Total comprehensive income			7,172	7,172		191	7,363

Employee stock option and share plans			7	7		1	8
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Changes in the composition of the group						118	118
Dividend						–6	–6
Purchase/sale of treasury shares			255	255			255

Balance as at 31 December 2012	919	16,034	32,558	49,511	2,250	1,081	52,842

Reserves includes Revaluation reserve of EUR 10,476 million (2011: EUR 5,550 million; 2010: EUR 4,752 million), Currency translation reserve of EUR –841 million (2011: EUR 93 million; 2010: EUR 79 million) and Other reserves of EUR 22,923 million (2011: EUR 19,856 million; 2010: EUR 15,935 million). Changes in individual components are presented in Note 13 ‘Shareholders’ equity (parent) non-voting equity securities’.

Notes to the consolidated financial statements

amounts in million of euros, unless stated otherwise

2.1. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.1. ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP

AUTHORISATION OF ANNUAL ACCOUNTS

The consolidated annual accounts of ING Groep N.V. for the year ended 31 December 2012 were authorised for issue in accordance with a resolution of the Executive Board on 18 March 2013. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in Item 4 ‘Information on the Company’.

BASIS OF PRESENTATION

ING Group applies International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS-IASB’) for purposes of reporting with U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report on Form 20-F. In the annual accounts the term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards, including the decisions ING Group made with regard to the options available under IFRS-IASB.

IFRS-IASB provides a number of options in accounting policies. The key areas in which IFRS-IASB allows accounting policy choices, and the related ING accounting policy, are summarised as follows:

•

Under IFRS 4, an insurer may continue its existing pre-IFRS accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS. ING Group operates in many different countries and the accounting principles for insurance contracts follow local practice in these countries. ING’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the United States apply accounting standards generally accepted in the United States (US GAAP);

•	ING’s accounting policy for Real estate investments is fair value, with changes in fair value reflected immediately in the profit and loss account;

•

ING’s accounting policy for Property for own use is fair value, with changes in fair value reflected in the revaluation reserve in equity (‘Other comprehensive income’). A net negative revaluation on individual properties is reflected immediately in the profit and loss account;

•	For defined benefit pension plans, ING’s accounting policy is to defer actuarial gains and losses through the so-called corridor; and

•	ING’s accounting policy for joint ventures is proportionate consolidation.

ING Group’s accounting policies under IFRS-IASB and its decision on the options available are included in the section ‘Principles of valuation and determination of results’ below. Except for the options included above, the principles in section ‘Principles of valuation and determination of results’ are IFRS-IASB and do not include other significant accounting policy choices made by ING. The accounting policies that are most significant to ING are included in section ‘Critical accounting policies’.

CHANGES IN 2012

Amendments to IFRS 7 ‘Disclosures – Transfers of Financial Assets’ and Amendments to IAS 12 ‘Deferred tax – Recovery of Underlying Assets’ became effective for ING Group in 2012. Neither of these has a significant effect on ING Group.

In 2012, changes were made to the segment reporting as disclosed in Note 52 ‘Segments’. The presentation of Note 56 ‘Cash and cash equivalents’ was changed to separately present the cash amount included in discontinued operations/businesses held for sale. This change resulted in an increase of Cash and cash equivalents at the beginning of the year of EUR 4,980 million due to inclusion of balances classified as Assets held for sale.

The comparison of balance sheet items between 31 December 2012 and 31 December 2011 is impacted by the disposal of companies as disclosed in Note 31 ‘Companies acquired and companies disposed’ and by the held for sale classification as disclosed in Note 11 ‘Assets and liabilities held for sale’ and Note 26 ‘Discontinued operations’. Changes in assets and liabilities as a result of classification as held for sale are included in the notes in the line ‘Changes in the composition of the group’. In 2012, this relates mainly to ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA business in corporate reinsurance (‘Asia’) and ING Direct UK. In 2011, this related mainly to ING Direct USA.

The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation. The impact of these changes is explained in the respective notes when significant.

Notes to the consolidated financial statements continued

UPCOMING CHANGES IN IFRS-IASB IN 2013

The following new and/or amended IFRS-IASB standards will be implemented by ING Group under IFRS-IASB in the Annual Report on Form 20-F as of 2013:

•	Amendments to IAS 19 ‘Employee Benefits’;

•	Amendments to IAS 1 ‘Presentation of Financial Statements’;

•	Amendments to IFRS 7 ‘Financial instruments: Disclosures’;

•	IFRS 10 ‘Consolidated Financial Statements’;

•	IFRS 11 ‘Joint Arrangements’ and amendments to IAS 28 ‘Investments in Associates and Joint Ventures’;

•	IFRS 12 ‘Disclosure of Interests in Other Entities’; and

•	IFRS 13 ‘Fair Value Measurement’.

Amendments to IAS 19 ‘Employee Benefits’

The most significant change of the revised IAS 19 ‘Employee Benefits’ relates to the accounting for defined benefit pension obligations and the corresponding plan assets. The amendments require immediate recognition in Other comprehensive income (i.e. in equity) of changes in the defined benefit obligation and in the fair value of plan assets due to actuarial gains and losses. The deferral of actuarial gains and losses through the ‘corridor approach’, which was applied under the previous version of IAS 19 until the end of 2012, is no longer allowed. As a related consequence, deferred actuarial gains and losses are no longer released to the profit and loss account upon curtailment. Furthermore, the amendments require the expected return on plan assets to be determined using a high-quality corporate bond rate, equal to the discount rate of the defined benefit obligation; currently management’s best estimate is applied. The amendments also introduce a number of other changes and extended disclosure requirements. The implementation of the amendments to IAS 19 results in the recognition of accumulated actuarial gains and losses in equity as at 1 January 2013. As a result, Shareholders’ equity will decrease with EUR 2.6 billion (after tax) at 1 January 2013; more information is provided in Note 21 ‘Other liabilities’. The recognition of actuarial gains and losses in equity will create volatility in equity going forward. In the 2013 consolidated annual accounts, the comparative figures for previous years will be restated to reflect the impact of the amendments to IAS 19.

The impact of changes in IAS 19 as at 1 January 2013 is as follows:

Impact of implementing amendments to IAS 19 as at 1 January 2013

amounts in millions of euros	IAS 19 ‘Employee Benefits’
Assets held for sale
Assets – other	–2,440

Impact on Total assets	–2,440

Liabilities held for sale	4
Liabilities – other	136

Impact on Total liabilities	140

Shareholders’ equity	–2,580

Impact on Total equity and liabilities	–2,440

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments to IAS 1 ‘Presentation of Financial Statements’ introduce changes to the presentation in the Statement of Other Comprehensive income, including a split of Other comprehensive income into items that may be recognised in the profit and loss account in future periods and items that will never be recognised in the profit and loss account. There will be no impact on Shareholders’ equity, Net result and/or Other comprehensive income.

Amendments to IFRS 7 ‘Financial instruments: Disclosures’

The amendments to IFRS 7 ‘Financial instruments: Disclosures’ introduce additional disclosures on offsetting (netting) of financial instruments in the balance sheet and on the potential effect of netting arrangements. There will be no impact on Shareholders’ equity, Net result and/or Other comprehensive income.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ introduces amendments to the criteria for consolidation. Similar to the requirements that were applicable until the end of 2012, all entities controlled by ING Group are included in the consolidated annual accounts. However, IFRS 10 redefines control as being exposed to variable returns and having the ability to affect those returns through power over the investee. The implementation of IFRS 10 is expected not to have significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

Notes to the consolidated financial statements continued

IFRS 11 ‘Joint Arrangements’ and amendments to IAS 28 ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ and the related amendments to IAS 28 ‘Investments in Associates and Joint Ventures’ eliminate the proportionate consolidation method for joint ventures that was applied by ING. Under the new requirements, all joint ventures will be reported using the equity method of accounting (similar to the accounting that is already applied for Investments in associates). The implementation of IFRS 11 is expected not to have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

IFRS 12 ‘Disclosure of Interests in Other Entities’

IFRS 12 ‘Disclosure of Interests in Other Entities’ introduces extended disclosure requirements for subsidiaries, associates, joint ventures and structured entities. The implementation of IFRS 12 will not have an impact on Shareholders´ equity, Net result and/or Other comprehensive income.

IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair value measurement’ brings together in one standard all guidance on how to determine fair value. It does not change the scope of assets/liabilities that are measured at fair value. ING Group’s interpretation of fair value measurement is not significantly different from the guidance in IFRS 13. Therefore, the implementation of IFRS 13 ‘Fair Value Measurement’ at 1 January 2013 will not have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income. In addition, IFRS 13 introduces an extended scope for the disclosure of the fair value hierarchy by level of fair value. ING Group will implement the new requirements as of 2013.

UPCOMING CHANGES IN IFRS-IASB AFTER 2013

The following new standards will become effective for ING Group as at 1 January 2014:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27); and

•	Amendments to IAS 32 ‘Presentation – Offsetting Financial Assets and Financial Liabilities’.

The adoption of these new or revised standards is expected not to have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

In 2009, IFRS 9 ‘Financial Instruments’ was issued, which was initially effective as of 2013. However, in December 2011 the International Accounting Standards Board decided to amend this standard and to postpone the mandatory application of IFRS 9 until at least 2015. Implementation of IFRS 9 may have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

RECONCILIATION BETWEEN IFRS-EU AND IFRS-IASB

The published 2012 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

A reconciliation between IFRS-EU and IFRS-IASB is included on the next page.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Notes to the consolidated financial statements continued

Reconciliation shareholders’ equity and net result under IFRS-IASB and IFRS-EU

	Shareholders’ equity			Net result
	2012	2011	2010	2012	2011	2010
In accordance with IFRS-IASB	49,511	42,452	37,719	3,259	4,740	2,367
Adjustment of the EU ‘IAS 39’ carve-out	6,504	5,648	4,265	856	1,383	595
Tax effect of the adjustment	–1,658	–1,437	–1,080	–221	–357	–152

Effect of adjustment after tax	4,846	4,211	3,185	635	1,026	443

In accordance with IFRS-EU	54,357	46,663	40,904	3,894	5,766	2,810

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

Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality morbidity trends and other factors. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expenditure.

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

Notes to the consolidated financial statements continued

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

When markets are less liquid there may be a range of prices for the same security from different price sources, selecting the most appropriate price requires judgement and could result in different estimates of fair value.

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

Reference is made to Note 35 ‘Fair value of financial assets and liabilities’ and the ‘Risk management’ section for the basis of the determination of the fair value of financial instruments and related sensitivities.

IMPAIRMENTS

Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a significant impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.

All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of the fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities. Generally 25% and 6 months are used as triggers. Upon impairment, the full difference between the (acquisition) cost and fair value is removed from equity and recognised in net result. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities cannot be reversed.

Notes to the consolidated financial statements continued

Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.

Impairment reviews with respect to goodwill and intangible assets are performed at least annually and more frequently if events indicate that impairments may have occurred. Goodwill is tested for impairment by comparing the carrying value (including goodwill) of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The carrying value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing the carrying value with the best estimate of the recoverable amount.

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

Notes to the consolidated financial statements continued

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

A list of principal subsidiaries is included in Note 30 ‘Principal subsidiaries’.

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

Notes to the consolidated financial statements continued

SEGMENT REPORTING

A segment is a distinguishable component of the Group, engaged in providing products or services, subject to risks and returns that are different from those of other segments. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.

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

Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 42 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the profit and loss account in Result on disposals of group companies. Reference is also made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’, which discloses the amounts included in the profit and loss account.

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

Reference is made to Note 35 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments.

Notes to the consolidated financial statements continued

RECOGNITION AND DERECOGNITION OF FINANCIAL INSTRUMENTS

Recognition of financial assets

All purchases and sales of financial assets classified as fair value through profit and loss (excluding investments for risk of policyholders), held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised at settlement date, which is the date on which the Group receives and investments for risk of policyholders or delivers the asset.

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

Financial liabilities

Debt securities in issue are recognised and derecognised at trade date.

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

Available-for-sale financial assets

Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognised at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortised. Interest income is recognised using the effective interest method. Available-for-sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available-for-sale is recognised in Interest income banking operations and Investment income in the profit and loss account. Dividend income from equity instruments classified as available-for-sale is generally recognised in Investment income in the profit and loss account when the dividend has been declared. Unrealised gains and losses arising from changes in the fair value are recognised in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as Investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.

Notes to the consolidated financial statements continued

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Loans and receivables include Cash and balances with central banks, Amounts due from banks, Loans and advances to customers and Other assets and are reflected in these balance sheet lines. Interest income from loans and receivables is recognised in Interest income and Investment income in the profit and loss account using the effective interest method.

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

•

Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and to securities financing; and

•

Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. Settlement risk mainly relates to the risk arising on disposal of financial instruments that are classified in the balance sheet as Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).

Maximum credit risk exposure

The maximum credit risk exposure for items on the balance sheet is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 28 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the ‘Risk management’ section.

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair values are negative.

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

Notes to the consolidated financial statements continued

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

Notes to the consolidated financial statements continued

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

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as ‘forbearance’. In general, forbearance represents an impairment trigger under IFRS. In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of Loan loss provisioning as described below. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date.

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

When a loan is uncollectable, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognised in the profit and loss account.

In most Retail portfolios, ING Bank has a write-off policy that requires 100% provision for all retail exposure after 2 years (3 years for mortgages) following the last default date.

Notes to the consolidated financial statements continued

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

The fair values represent the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. Fair values are based on appraisals using valuation methods such as: comparable market transactions, capitalisation of income methods or discounted cash flow calculations. The underlying assumption used in the valuation is that the properties are let or sold to third parties based on the actual letting status. The discounted cash flow analyses and capitalisation of income method are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values for new leases when leases expire and incentives like rent free periods. The cash flows are discounted using market based interest rates that reflect appropriately the risk characteristics of real estate.

ING Group owns a real estate portfolio, diversified by region, by investment segment (Office, Retail and Residential) and by investment type (Core, Value Add and Opportunistic). The valuation of different investments is performed using different discount rates (‘yields’), dependent on specific characteristics of each property, including occupancy, quality of rent payments and specific local market circumstances. For ING’s main direct properties in its main locations, the yields applied in the 2012 year-end valuation generally are in the range of 6% to 9%.

Notes to the consolidated financial statements continued

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

Notes to the consolidated financial statements continued

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

Where a business combination is achieved in stages, ING Group’s previously held interests in the assets and liabilities of the acquired entity are remeasured to fair value at the acquisition date (i.e. the date ING Group obtains control) and the resulting gain or loss, if any, is recognised in the profit and loss account. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the profit and loss account, where such treatment would be appropriate if that interest were disposed of. Acquisition-related costs are recognised in the profit and loss account as incurred and presented in the profit and loss account as Other operating expenses.

Until 2009, before IFRS 3 ‘Business Combinations’ was revised, the accounting of previously held interests in the assets and liabilities of the acquired entity were not remeasured at the acquisition date and the acquisition-related costs were considered to be part of the total consideration.

The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value can be complex and the time between the acquisition and the preparation of the Annual Accounts can be limited. The initial accounting shall be completed within a year after acquisition.

Goodwill is only capitalised on acquisitions after the implementation date of IFRS-IASB (1 January 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on these acquisitions were recognised directly in shareholders’ equity. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.

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

Notes to the consolidated financial statements continued

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

Notes to the consolidated financial statements continued

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

Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. Generally, the assumptions are set initially at the policy issue date and remain constant throughout the life of the policy.

Notes to the consolidated financial statements continued

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

The adequacy test continues to be applied to businesses that are presented as discontinued operations; the relevant businesses continue to be evaluated as part of the adequacy test of the business line in which these were included before classification as discontinued operations.

Notes to the consolidated financial statements continued

Since 2009, the Closed Block Variable Annuity business in the United States is inadequate at the 90% confidence level. As there are offsetting amounts within other Group business units, the Group remains adequate at the 90% confidence level. In line with the above policy, specific measures were defined to mitigate the inadequacy in the Closed Block Variable Annuity business in the United States. These specific measures are effective as of 2010 and result in a limitation of additions to DAC that would otherwise result from negative amortisation and unlocking. This limitation of DAC is applied on a quarterly basis and in any year if and when a reserve inadequacy existed at the start of the year. Net result in 2011 includes a charge to restore the adequacy of the Insurance US Closed Block VA segment to the 50% confidence level. Reference is made to Note 44 ‘Underwriting expenditure’.

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

Notes to the consolidated financial statements continued

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

Notes to the consolidated financial statements continued

EARNINGS PER ORDINARY SHARE

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:

•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages; and

•	In case of exercised warrants, the exercise date is taken into consideration.

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

STATEMENT OF CASH FLOWS

The statement of cash flows is prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the profit and loss account, and changes in balance sheet items, which do not result in actual cash flows during the year.

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

Notes to the consolidated financial statements continued

2.1.2. NOTES TO CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP

ASSETS

1 CASH AND BALANCES WITH CENTRAL BANKS

Cash and balances with central banks

	2012	2011
Amounts held at central banks	13,847	26,481
Cash and bank balances	3,671	3,974
Short term deposits insurance operations	139	739

	17,657	31,194

Amounts held at central banks reflect on demand balances. In the last quarter of 2012, excess cash in the banking operations was used to redeem short-term professional funding.

2 AMOUNTS DUE FROM BANKS

Amounts due from banks

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Loans and advances to banks	14,527	13,752	22,775	29,556	37,302	43,308
Cash advances, overdrafts and other balances	1,227	1,322	552	700	1,779	2,022

	15,754	15,074	23,327	30,256	39,081	45,330

Loan loss provisions			–28	–7	–28	–7

	15,754	15,074	23,299	30,249	39,053	45,323

Loans and advances to banks include balances (mainly short-term deposits) with central banks amounting to EUR 1,057 million (2011: EUR 2,704 million).

As at 31 December 2012, Amounts due from banks includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 1,109 million (2011: EUR 2,925 million) and receivables related to finance lease contracts amounting to EUR 133 million (2011: EUR 76 million).

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

As at 31 December 2012, the non-subordinated receivables amounts to EUR 39,050 million (2011: EUR 45,304 million) and the subordinated receivables amounts to EUR 3 million (2011: EUR 19 million).

No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

3 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets at fair value through profit and loss

	2012	2011
Trading assets	114,895	123,688
Investment for risk of policyholders	98,765	116,438
Non-trading derivatives	13,951	17,159
Designated as at fair value through profit and loss	4,760	5,437

	232,371	262,722

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Trading assets by type

	2012	2011
Equity securities	5,307	3,732
Debt securities	17,472	18,251
Derivatives	55,166	59,139
Loans and receivables	36,950	42,566

	114,895	123,688

Notes to the consolidated financial statements continued

As at 31 December 2012, Trading assets includes receivables of EUR 35,575 million (2011: EUR 40,904 million) with regard to reverse repurchase transactions.

Trading assets and trading liabilities include mainly assets and liabilities that are classified under IFRS as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING Bank offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING Bank provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS, these are related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING Bank as part of its own regular treasury activities, but also relate to the role that ING Bank plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS does not allow netting of these positions in the balance sheet. Reference is made to Note 20 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

Investments for risk of policyholders by type

	2012	2011
Equity securities	89,994	105,580
Debt securities	6,940	9,612
Loans and receivables	1,831	1,246

	98,765	116,438

In 2012, the change in Investments for risk of policyholders is mainly the result of the income for the year as well as the classification as held for sale of ING’s Insurance and investment management business in Asia. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.

Non-trading derivatives by type

	2012	2011
Derivatives used in:
– fair value hedges	2,926	3,192
– cash flow hedges	7,471	6,641
– hedges of net investments in foreign operations	49	141
Other non-trading derivatives	3,505	7,185

	13,951	17,159

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss by type

	2012	2011
Equity securities	13	45
Debt securities	2,682	2,967
Loans and receivables	1,169	1,000
Other	896	1,425

	4,760	5,437

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

The notional value of the related credit derivatives is EUR 61 million (2011: EUR 64 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated amounts was EUR –6 million (2011: EUR –1 million) and the change for the current year was EUR –3 million (2011: nil).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.

Notes to the consolidated financial statements continued

4 INVESTMENTS

Investments by type

	2012	2011
Available-for-sale
– equity securities	7,707	9,305
– debt securities	185,877	199,234

	193,584	208,539

Held-to-maturity
– debt securities	6,545	8,868

	6,545	8,868

	200,129	217,407

The fair value of the securities classified as held to maturity amounts to EUR 6,626 million as at 31 December 2012 (2011: EUR 8,835 million).

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities

	2012	2011
Available-for-sale investments	185,877	199,234
Held-to-maturity investments	6,545	8,868
Loans and advances to customers	26,945	29,117
Amounts due from banks	3,386	7,321

Available-for-sale investments and Assets at amortised cost	222,753	244,540

Trading assets	17,472	18,251
Investments for risk of policyholders	6,940	9,612
Designated as at fair value through profit and loss	2,682	2,967

Financial assets at fair value through profit and loss	27,094	30,830

	249,847	275,370

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 222,753 million (2011: EUR 244,540 million) is specified as follows by type of exposure and by banking and insurance operations:

Debt securities by type and balance sheet lines – Available-for-sale investments and Assets at amortised cost (banking operations)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Banking operations
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Government bonds	48,007	47,256	330	881	7,641	1,081			55,978	49,218
Covered bonds	7,363	6,537	5,558	7,209	5,408	7,468	3,249	6,591	21,578	27,805
Corporate bonds	900	1,088			438	425			1,338	1,513
Financial Institutions bonds	14,094	15,192	301	421	91	134	137	736	14,623	16,483

Bond portfolio (excluding ABS)	70,364	70,073	6,189	8,511	13,578	9,108	3,386	7,327	93,517	95,019

US agency RMBS	426	402							426	402
US prime RMBS	12	18							12	18
US Alt-A RMBS	156	156							156	156
US subprime RMBS	23	22							23	22
Non-US RMBS	286	1,127			4,970	9,551		–6	5,256	10,672
CDO/CLO	162	55				416			162	471
Other ABS	107	441	356	357	1,789	2,190			2,252	2,988
CMBS	109	175			285	1,171			394	1,346

ABS portfolio	1,281	2,396	356	357	7,044	13,328		–6	8,681	16,075

	71,645	72,469	6,545	8,868	20,622	22,436	3,386	7,321	102,198	111,094

Notes to the consolidated financial statements continued

Debt securities by type and balance sheet lines – Available-for-sale investments and Assets at amortised cost (insurance operations)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Insurance operations
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Government bonds	49,420	54,732							49,420	54,732
Covered bonds	996	1,118							996	1,118
Corporate bonds	43,072	45,260							43,072	45,260
Financial Institutions bonds	9,037	11,700							9,037	11,700

Bond portfolio (excluding ABS)	102,525	112,810							102,525	112,810

US agency RMBS	4,216	5,228							4,216	5,228
US prime RMBS	1,025	1,380							1,025	1,380
US Alt-A RMBS	284	295							284	295
US subprime RMBS	733	752							733	752
Non-US RMBS	215	513			3,745	4,515			3,960	5,028
CDO/CLO	129	183			290	505			419	688
Other ABS	1,441	1,459			1,997	1,346			3,438	2,805
CMBS	3,664	4,145			291	315			3,955	4,460

ABS portfolio	11,707	13,955			6,323	6,681			18,030	20,636

	114,232	126,765			6,323	6,681			120,555	133,446

Debt securities by type and balance sheet lines – Available-for-sale investments and Assets at amortised cost (total)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Banking and Insurance operations
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Government bonds	97,427	101,988	330	881	7,641	1,081			105,398	103,950
Covered bonds	8,359	7,655	5,558	7,209	5,408	7,468	3,249	6,591	22,574	28,923
Corporate bonds	43,972	46,348			438	425			44,410	46,773
Financial Institutions bonds	23,131	26,892	301	421	91	134	137	736	23,660	28,183

Bond portfolio (excluding ABS)	172,889	182,883	6,189	8,511	13,578	9,108	3,386	7,327	196,042	207,829

US agency RMBS	4,642	5,630							4,642	5,630
US prime RMBS	1,037	1,398							1,037	1,398
US Alt-A RMBS	440	451							440	451
US subprime RMBS	756	774							756	774
Non-US RMBS	501	1,640			8,715	14,066		–6	9,216	15,700
CDO/CLO	291	238			290	921			581	1,159
Other ABS	1,548	1,900	356	357	3,786	3,536			5,690	5,793
CMBS	3,773	4,320			576	1,486			4,349	5,806

ABS portfolio	12,988	16,351	356	357	13,367	20,009		–6	26,711	36,711

	185,877	199,234	6,545	8,868	26,945	29,117	3,386	7,321	222,753	244,540

In connection with the divestment of ING Direct USA, ING completed in 2012 the restructuring of the agreement with the Dutch State concerning the Illiquid Assets Back-Up Facility (IABF). As a result of the restructuring, EUR 7.3 billion (USD 9.5 billion) of the loan due from the Dutch State was converted into Dutch Government Debt Securities. These debt securities are classified as Loans and advances to customers. The balance as at 31 December 2012 amounts to EUR 6.4 billion (USD 8.5 billion). Reference is made to Note 31 ‘Companies acquired and companies disposed’ and Note 34 ‘Related parties’.

Asset backed security portfolio

The table below shows certain ABS (US Subprime RMBS, Alt-A RMBS, CMBS and CDO/CLOs). It includes exposures in all relevant balance sheet lines, including not only loans and advances and available-for-sale investments as disclosed above, but also financial assets designated as at fair value through profit and loss.

Notes to the consolidated financial statements continued

Exposures, revaluations and losses on certain ABS bonds

	31 December 2012		Change in 2012			31 December 2011
	Balance sheet value (1)	Pre-tax revaluation reserve	Changes through equity (pre-tax)	Changes through profit and loss (pre-tax)	Other changes	Balance sheet value (1)	Pre-tax revaluation reserve
US subprime RMBS	756	–35	155		–173	774	–190
US Alt-A RMBS	457	59	74	–9	–109	501	–15
CDO/CLO	804	21	80		–666	1390	–59
CMBS	4,437	38	502	2	–1,968	5,901	–464

Total	6,454	83	811	–7	–2,916	8,566	–729

(1)	For assets classified as loans and receivables: amortised cost; otherwise: fair value.

‘Other changes’ mainly relate to the de-risking program of ING and includes sales and redemptions of certain ABS bonds.

Reference is made to Note 35 ‘Fair value of financial assets and liabilities’ for disclosure by fair value hierarchy and Note 38 ‘Investment income’ for impairments on available-for-sale debt securities.

2012 – Greece, Italy, Ireland, Portugal, Spain and Cyprus

In the first half of 2010 concerns arose regarding the creditworthiness of certain southern European countries, which later spread to a few other European countries. As a result of these concerns the value of sovereign debt decreased and exposures in those countries are being monitored closely. With regard to the sovereign debt crisis, ING Group’s main focus is on Greece, Italy, Ireland, Portugal, Spain and Cyprus as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the European Central Bank (‘ECB’) via government bond purchases in the secondary market. For these countries, ING Group’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds.

At 31 December 2012, ING Group’s balance sheet value of ‘Government bonds’ and ‘Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal, Spain and Cyprus and the related pre-tax revaluation reserve in equity was as follows:

Greece, Italy, Ireland, Portugal, Spain and Cyprus – Government bonds and Unsecured Financial institutions’ bonds (1)

2012	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impairments (2)	Amortised cost value	Fair value of investments held-to- maturity
Greece
Government bonds available-for-sale	76	31		45
Italy
Government bonds available-for-sale	2,337	–63		2,400
Government bonds at amortised cost (loans)	104	–1		104
Financial institutions available-for-sale	498	–7		505
Financial institutions at amortised cost (held-to-maturity)	30			30	31
Ireland
Government bonds available-for-sale	55	1		54
Financial institutions available-for-sale	30			30
Financial institutions at amortised cost (held-to-maturity)	34			34	34
Portugal
Government bonds available-for-sale	627	–17		644
Financial institutions available-for-sale	77	1		76
Spain
Government bonds available-for-sale	1,151	–201		1,352
Government bonds at amortised cost (held-to-maturity)	50			50	52
Financial institutions available-for-sale	99		–11	110
Cyprus
Government bonds available-for-sale	13	–5		18

Total	5,181	–261	–11	5,452	117

(1)	Exposures are included based on the country of residence

Changes in the ‘Balance sheet value’ are a result of sales and maturity of bonds and the PSI as explained below, which is offset by an increase in the Pre-tax revaluation reserve.

The revaluation reserve on debt securities includes EUR 7,977 million (pre-tax) related to Government bonds. This amount comprises EUR 255 million negative revaluation reserve for Government bonds from Greece, Italy, Ireland, Portugal, Spain and Cyprus, which is more than offset by EUR 8,232 million positive revaluation reserves for Government bonds from other countries.

Notes to the consolidated financial statements continued

In the first quarter of 2012, the agreement under the Private Sector Involvement (‘PSI’) to exchange Greek Government bonds into new instruments was executed. Under this exchange, ING received new listed Greek Government bonds (for a notional amount of 31.5% of the notional of the exchanged bonds, maturities between 2023 and 2042), listed European Financial Stability Facility (‘EFSF’) notes (for a notional amount of 15% of the notional of the exchanged bonds, maturities of one to two years) and listed short-term EFSF notes (maturity of 6 months, in discharge of all unpaid interest accrued on the exchanged bonds). These new securities were recognised as available-for-sale instruments. Furthermore, ING received listed GDP-linked securities issued by Greece (notional equal to notional of the new Greek Government bonds, maturity 2042). The exchange was executed on 12 March 2012. The exchanged bonds were derecognised and the new instruments were recognised at fair value on the exchange date. The exchange resulted in a gain of EUR 15 million (Bank: EUR 22 million; Insurance: EUR –7 million) in the first quarter of 2012, being the difference between amortised cost (net of cumulative impairments) of the exchanged bonds and fair value of the new instruments at the date of exchange. This result is included in ‘Investment income’.

2011 – Greece, Italy, Ireland, Portugal, Spain and Cyprus

At 31 December 2011, ING Group’s balance sheet value of ‘Government bonds’ and ‘Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal, Spain and Cyprus and the related pre-tax revaluation reserve in equity was as follows:

Greece, Italy, Ireland, Portugal, Spain and Cyprus – Government bonds and Unsecured Financial institutions’ bonds (1)

2011	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impairments (2)	Amortised cost value	Fair value of investments held-to- maturity
Greece
Government bonds available-for-sale	255		–940	1,195
Italy
Government bonds available-for-sale	2,033	–443		2,476
Government bonds at amortised cost (loans)	97			97
Financial institutions available-for-sale	632	–62		694
Financial institutions at amortised cost (held-to-maturity)	30			30	28
Financial institutions at amortised cost (loans)	131			131
Ireland
Government bonds available-for-sale	43	–10		53
Financial institutions available-for-sale	59	–1		60
Financial institutions at amortised cost (held-to-maturity)	34			34	35
Financial institutions at amortised cost (loans)	122			122
Portugal
Government bonds available-for-sale	533	–299		832
Financial institutions available-for-sale	125	–32		157
Spain
Government bonds available-for-sale	1,190	–203		1,393
Government bonds at amortised cost (held-to-maturity)	170			170	170
Financial institutions available-for-sale	258	–35		293
Financial institutions at amortised cost (loans)	85	–1		86
Cyprus
Government bonds available-for-sale	12	–7		19

Total	5,809	–1,093	–940	7,842	233

(1)	Exposures are included based on the country of residence.
(2)

Pre-tax impairments relate to bonds held at 31 December 2011. In addition, EUR 38 million and EUR 189 million impairments were recognised in 2011 on Greek government bonds and Irish unsecured Financial institutions’ bonds that were no longer held at 31 December 2011. The total amount of impairments recognised on Greek Government bonds and Irish unsecured Financial institutions’ bonds in 2011 is therefore EUR 978 million and EUR 189 million as explained below.

The impact on ING Group’s revaluation reserve in relation to sovereign and unsecured financial institutions debt was limited per 31 December 2011: the negative impact on countries most affected by the sovereign debt crisis is offset by opposite positive movements in bonds of financially stronger European countries and by the positive impact from lower interest rates in general. Furthermore, in the course of 2011, ING Group reduced its sovereign debt exposure to these countries.

On 21 July 2011 a Private Sector Involvement to support Greece was announced. This initiative involves a voluntary exchange of existing Greek government bonds together with a Buyback Facility. Based on this initiative, ING Group impaired its Greek government bonds maturing up to 2020 in the second quarter of 2011 (Bank: EUR 187 million, Insurance: EUR 123 million). The decrease in market value in the third quarter of 2011 of these impaired bonds was recognised as re-impairment (Bank: EUR 91 million, Insurance: EUR 70 million). Due to the outcome of the EC meeting on 26 October 2011, the Greek government bonds maturing from 2020 were impaired in the third quarter of 2011 (Bank: EUR 177 million, Insurance: EUR 130 million). ING Group impaired all its Greek Government bonds to market value at 31 December 2011. This resulted in a re-impairment in the fourth quarter of 2011 of EUR 200 million (Bank: EUR 133 million, Insurance:

Notes to the consolidated financial statements continued

EUR 67 million), bringing the total impairments on Greek government bonds to EUR 978 million (Bank: EUR 588 million, Insurance: EUR 390 million). The total Greek government bond portfolio was written down by approximately 80%.

In 2011, ING Insurance recognised a total impairment of EUR 189 million on subordinated debt from Irish banks.

Reference is made to Note 35 ‘Fair value of financial assets and liabilities’ for disclosure by fair value hierarchy and Note 38 ‘Investment income’ for impairments on available-for-sale debt securities.

Further information on ING Group’s risk exposure with regard to Greece, Italy, Ireland, Portugal, Spain and Cyprus is provided in the ‘Risk management’ section.

Changes in available-for-sale and held-to-maturity investments

	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Opening balance	9,305	9,754	199,234	212,793	8,868	11,693	217,407	234,240
Additions	3,563	1,525	141,430	222,020			144,993	223,545
Amortisation			–371	–226	–15	–14	–386	–240
Transfers and reclassifications		1,288						1,288
Changes in the composition of the group and other changes	–1,327	–188	–30,920	–23,232		–444	–32,247	–23,864
Changes in unrealised revaluations	1,082	–845	10,346	5,645			11,428	4,800
Impairments	–181	–253	–64	–1,485			–245	–1,738
Reversals of impairments			8	79			8	79
Disposals and redemptions	–4,737	–2,023	–132,681	–219,023	–2,308	–2,370	–139,726	–223,416
Exchange rate differences	2	47	–1,105	2,663		3	–1,103	2,713

Closing balance	7,707	9,305	185,877	199,234	6,545	8,868	200,129	217,407

In 2012, Changes in the composition of the group and other changes relates mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale and the disposal of ING Direct Canada. Reference is made to Note 11 ‘Assets and liabilities held for sale’ and Note 31 ‘Companies acquired and companies disposed’.

In 2011, Changes in the composition of the group and other changes relates mainly to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Reference is made to Note 38 ‘Investment income’ for details on Impairments.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2012	2011	2012	2011	2012	2011	2012	2011
To/from investment in associates		1,288						1,288

		1,288						1,288

In 2011, To/from investment in associates in relation to available-for-sale equity securities relates mainly to the real estate funds for which significant influence ceased to exist due to the sale of ING Real Estate Investment Management.

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table below provides information on the three reclassifications made in the fourth quarter of 2008 and the first and second quarter of 2009. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet. Certain information on prior financial years was amended to reflect more detailed information that became available compared to previous years.

The decrease in the carrying value of the reclassified Loans and advances in 2012 compared to 2011 is mainly due to disposals as included in Note 38 ‘Other Income’.

Notes to the consolidated financial statements continued

Reclassifications to Loans and advances to customers and Amounts due from banks

	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594
Range of effective interest rates (weighted average)	1.4% – 24.8%	2.1% – 11.7%	4.1% – 21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	–896	–1,224	–69
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	–79
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–971	–192	–20
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil	nil

Impact on the financial years after reclassification:
2012
Carrying value as at 31 December	1,694	8,707	443
Fair value as at 31 December	1,667	8,379	512
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–186	–221	–2
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–27	–328	69
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (interest income and sales result)	–47	–164	22
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2011
Carrying value as at 31 December	3,057	14,419	633
Fair value as at 31 December	2,883	13,250	648
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–307	–446	–8
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–174	–1,169	15
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	90	390	28
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2010
Carrying value as at 31 December	4,465	16,906	857
Fair value as at 31 December	4,594	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–491	–633	–65
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	129	–807	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	89	467	34
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2009
Carrying value as at 31 December	5,550	20,551	1,189
Fair value as at 31 December	5,871	20,175	1,184
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–734	–902	–67
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	321	–376	–5
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)	121	629	n/a
Effect on result (before tax) for the year (mainly interest income)	n.a	n.a	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

Notes to the consolidated financial statements continued

Reclassifications to Loans and advances to customers and Amounts due from banks (continued)

	Q2 2009	Q1 2009	Q4 2008
2008
Carrying value as at 31 December			1,592
Fair value as at 31 December			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December			–79
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made			–27
Effect on result (before tax) if reclassification had not been made			nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)			9
Recognised impairments (before tax)			nil
Recognised provision for credit losses (before tax)			nil

Available-for-sale equity securities by banking and insurance operations

	Listed		Unlisted		Total
	2012	2011	2012	2011	2012	2011
Banking operations	1,944	1,722	690	744	2,634	2,466
Insurance operations	2,297	3,807	2,776	3,032	5,073	6,839

	4,241	5,529	3,466	3,776	7,707	9,305

Debt securities by banking and insurance operations

	Available-for-sale		Held-to-maturity		Total
	2012	2011	2012	2011	2012	2011
Banking operations	71,645	72,469	6,545	8,868	78,190	81,337
Insurance operations	114,232	126,765			114,232	126,765

	185,877	199,234	6,545	8,868	192,422	208,102

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Borrowed debt securities are not recognised in the balance sheet and amount to nil (2011: EUR 466 million).

Investments in connection with the insurance operations with a combined carrying value of nil (2011: nil) did not produce any income for the year ended 31 December 2012.

5 LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers by banking and insurance operations

	2012	2011
Banking operations	536,600	572,271
Insurance operations	25,866	32,972

	562,466	605,243

Eliminations	–5,566	–8,366

	556,900	596,877

Loans and advances to customers by type – banking operations

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Loans to, or guaranteed by, public authorities	35,857	29,281	14,917	25,867	50,774	55,148
Loans secured by mortgages	153,594	162,734	152,369	160,404	305,963	323,138
Loans guaranteed by credit institutions	114	379	6,049	8,260	6,163	8,639
Personal lending	5,048	5,012	19,550	19,389	24,598	24,401
Asset backed securities			7,044	13,328	7,044	13,328
Corporate loans	42,891	48,851	104,644	103,709	147,535	152,560

	237,504	246,257	304,573	330,957	542,077	577,214

Loan loss provisions	–2,445	–2,002	–3,032	–2,941	–5,477	–4,943

	235,059	244,255	301,541	328,016	536,600	572,271

The decrease in Loans and advances to customers, for the banking operations reflect the disposal of ING Direct Canada and the announced disposal of ING Direct UK (classified as held for sale).

Notes to the consolidated financial statements continued

Loans and advances to customers analysed by subordination – banking operations

	2012	2011
Non-subordinated	536,390	566,672
Subordinated	210	5,599

	536,600	572,271

Decrease in subordinated Loans and advances is due to the sale of ING Direct Canada.

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by type – insurance operations

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Policy loans	38	44	1,704	3,308	1,742	3,352
Loans secured by mortgages	6,376	6,450	7,327	7,692	13,703	14,142
Unsecured loans	2,113	2,187	1,231	5,135	3,344	7,322
Asset backed securities	6,323	6,681			6,323	6,681
Other	338	355	527	1,244	865	1,599

	15,188	15,717	10,789	17,379	25,977	33,096

Loan loss provisions	–68	–80	–43	–44	–111	–124

	15,120	15,637	10,746	17,335	25,866	32,972

As at 31 December 2012, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 320 million (2011: EUR 1,228 million).

No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:

Finance lease receivables

	2012	2011
Maturities of gross investment in finance lease receivables
– within 1 year	4,969	5,386
– more than 1 year but less than 5 years	8,926	9,407
– more than 5 years	5,497	5,875

	19,392	20,668

Unearned future finance income on finance leases	–2,996	–3,228

Net investment in finance leases	16,396	17,440

Maturities of net investment in finance lease receivables
– within 1 year	4,310	4,697
– more than 1 year but less than 5 years	7,673	8,035
– more than 5 years	4,413	4,708

	16,396	17,440

Included in Amounts due from banks	133	76
Included in Loans and advances to customers	16,263	17,364

	16,396	17,440

The allowance for uncollectable finance lease receivables includes in the loan loss provisions amounted to EUR 322 million as at 31 December 2012 (2011: EUR 223 million).

No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

Notes to the consolidated financial statements continued

Loan loss provisions analysed by type – banking operations

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Loans to, or guaranteed by, public authorities		1	2	2	2	3
Loans secured by mortgages	878	503	710	712	1,588	1,215
Loans guaranteed by credit institutions		4	30	5	30	9
Personal lending	144	119	650	597	794	716
Asset backed securities			76	2	76	2
Corporate loans	1,423	1,375	1,592	1,630	3,015	3,005

	2,445	2,002	3,060	2,948	5,505	4,950

The closing balance is included in
– Amounts due from banks			28	7	28	7
– Loans and advances to customers	2,445	2,002	3,032	2,941	5,477	4,943

	2,445	2,002	3,060	2,948	5,505	4,950

Changes in loan loss provisions

	Banking operations		Insurance operations		Total
	2012	2011	2012	2011	2012	2011
Opening balance	4,950	5,195	124	117	5,074	5,312
Changes in the composition of the group	–13	–568	–4	–2	–17	–570
Write-offs	–1,682	–1,304	–39	–24	–1,721	–1,328
Recoveries	142	112		2	142	114
Increase in loan loss provisions	2,125	1,670	29	33	2,154	1,703
Exchange rate differences	20	–83	1	–2	21	–85
Other changes	–37	–72			–37	–72

Closing balance	5,505	4,950	111	124	5,616	5,074

‘Increase in loan loss provisions’ relating to insurance operations is presented under Investment income. The ‘Increase in the loan loss provisions’ relating to banking operations is presented under Addition to loan loss provisions on the face of the profit and loss account. Reference is made to the section ‘Risk management’.

In 2011, ‘Changes in the composition of the group’ relates for EUR 565 million to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

6 INVESTMENTS IN ASSOCIATES

Investments in associates

2012	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	607	595	16,474	15,118	433	339
Sul America S.A.	36	674	366	5,037	4,048	4,285	3,969
CBRE Retail Property Fund Iberica LP	29		129	1,423	964	–22	75
ING Real Estate Asia Retail Fund Ltd	26		107	475	50	62	1
CBRE Lionbrook Property Partnership LP	20		102	577	77	31	23
CBRE Property Fund Central Europe LP	25		97	907	519	66	30
CBRE French Residential Fund C.V.	42		76	253	71	11	8
CBRE Retail Property Fund France Belgium C.V.	15		76	1,388	882	123	78
CBRE Nordic Property Fund FGR	14		55	1,057	674	19	68
Other investments in associates			600

			2,203

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.

Accumulated impairments of EUR 39 million (2011: EUR 38 million) have been recognised.

The values presented in the table above could differ from the values presented in the individual annual accounts of the associates, due to the fact that the individual values have been brought in line with ING Group’s accounting principles.

In general, the reporting dates of all significant associates are consistent with the reporting date of the Group. However, the reporting dates of certain associates can differ from the reporting date of the Group, but, no more than three months.

Notes to the consolidated financial statements continued

Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.

Investments in associates

2011	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	509	580	16,100	14,847	377	301
Sul America S.A.	36	641	394	5,353	4,292	3,941	3,662
CBRE Retail Property Fund Iberica LP	29		147	1,666	1,146	96	65
CBRE Lionbrook Property Partnership LP	20		102	604	92	50	17
CBRE Property Fund Central Europe LP	25		90	897	536	87	4
ING Real Estate Asia Retail Fund	26		87	868	512	81	37
CBRE French Residential Fund C.V.	42		78	249	65	24	8
The Capital (London) Fund	20		77	387	3	14	3
CBRE Retail Property Fund France Belgium C.V.	15		73	1,374	889	117	57
CBRE Nordic Property Fund FGR	14		60	1,079	662	92	67
CBRE Property Fund Central and Eastern Europe	21		51	747	509	122	57
Other investments in associates			631

			2,370

Changes in Investments in associates

	2012	2011
Opening balance	2,370	3,925
Additions	26	140
Changes in the composition of the group	–40	16
Transfers to and from Investments		–1,288
Revaluations	–10	–19
Share of results	55	241
Dividends received	–82	–174
Disposals	–92	–383
Impairments	–1	–20
Exchange rate differences	–23	–68

Closing balance	2,203	2,370

In 2011, Transfers to and from Investments relates mainly to the real estate funds for which significant influence ceased to exist due to the sale of ING Real Estate Investment Management, as disclosed in Note 31 ‘Companies acquired and companies disposed’.

In 2012, share of results of EUR 55 million (2011: EUR 241 million) and impairments of EUR 1 million (2011 EUR 20 million) are presented in the profit and loss account in Share of result from associates for EUR 54 million (2011 EUR 221 million).

7 REAL ESTATE INVESTMENTS

Changes in real estate investments

	2012	2011
Opening balance	1,670	1,900
Additions	60	32
Changes in the composition of the group	–92	–88
Transfers to and from Property in own use		–31
Transfers to and from Other assets	–2
Fair value gains/(losses)	–59	–19
Disposals	–290	–118
Exchange rate differences	1	–6

Closing balance	1,288	1,670

Real estate investments by banking and insurance operations

	2012	2011
Banking operations	483	716
Insurance operations	805	954

	1,288	1,670

Notes to the consolidated financial statements continued

The total amount of rental income recognised in the profit and loss account for the year ended 31 December 2012 is EUR 162 million (2011: EUR 184 million). The total amount of contingent rent recognised in the profit and loss account for the year ended 31 December 2012 is nil (2011: nil).

The total amount of direct operating expenses (including repairs and maintenance) in relation to Real estate investments that generated rental income for the year ended 31 December 2012 is EUR 77 million (2011: EUR 101 million). The total amount of direct operating expenses (including repairs and maintenance) incurred on Real estate investments that did not generate rental income for the year ended 31 December 2012 is EUR 15 million (2011: EUR 3 million).

Real estate investments by year of most recent appraisal by independent qualified valuers

in percentages	2012	2011
Most recent appraisal in the current year	99	93
Most recent appraisal one year ago		7
Most recent appraisal two years ago	1

	100	100

ING Group’s exposure to real estate is included in the following balance sheet lines:

Real estate exposure

	2012	2011
Real estate investments	1,288	1,670
Investments in associates	1,053	1,193
Other assets – property development and obtained from foreclosures	1,220	1,584
Property and equipment – property in own use	1,423	1,535
Investments – available-for-sale	1,649	1,773

	6,633	7,755

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 8.7 billion (2011: EUR 10.0 billion) of which EUR 3.3 billion (2011: EUR 4.1 billion) relates to banking operations and EUR 5.4 billion (2011: EUR 5.9 billion) relates to insurance operations. Reference is made to the section ‘Risk management’.

Notes to the consolidated financial statements continued

8 PROPERTY AND EQUIPMENT

Property and equipment by type

	2012	2011
Property in own use	1,423	1,535
Equipment	1,246	1,345
Assets under operating leases	5	6

	2,674	2,886

Property in own use by banking and insurance operations

	2012	2011
Banking operations	1,203	1,244
Insurance operations	220	291

	1,423	1,535

Changes in property in own use

	2012	2011
Opening balance	1,535	1,642
Additions	30	41
Changes in the composition of the group	–25	–28
Transfers to and from Real estate investments		31
Transfers to and from Other assets	–1	–31
Depreciation	–25	–28
Revaluations	–30	–21
Impairments	–24	–29
Reversal of impairments	7	11
Disposals	–49	–27
Exchange rate differences	5	–26

Closing balance	1,423	1,535

Gross carrying amount as at 31 December	2,276	2,366
Accumulated depreciation as at 31 December	–682	–674
Accumulated impairments as at 31 December	–171	–157

Net carrying value as at 31 December	1,423	1,535

Revaluation surplus
Opening balance	498	528
Revaluation in year	–27	–28
Released in year	–1	–2

Closing balance	470	498

The cost or the purchase price amounted to EUR 1,806 million (2011: EUR 1,868 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 953 million (2011: EUR 1,036 million) had property in own use been valued at cost instead of at fair value.

Property in own use by year of most recent appraisal by independent qualified valuers

in percentages	2012	2011
Most recent appraisal in the current year	63	54
Most recent appraisal one year ago	11	13
Most recent appraisal two years ago	13	10
Most recent appraisal three years ago	8	15
Most recent appraisal four years ago	5	8

	100	100

Notes to the consolidated financial statements continued

Changes in equipment

	Data processing equipment		Fixtures and fittings and other equipment		Total
	2012	2011	2012	2011	2012	2011
Opening balance	363	376	982	1,059	1,345	1,435
Additions	187	191	206	267	393	458
Changes in the composition of the group	–25	–11	–31	–29	–56	–40
Disposals	–7	–16	–15	–24	–22	–40
Depreciation	–181	–176	–226	–236	–407	–412
Impairments	–1		–1	–1	–2	–1
Exchange rate differences	4	–6	6	–14	10	–20
Other changes	–2	5	–13	–40	–15	–35

Closing balance	338	363	908	982	1,246	1,345

Gross carrying amount as at 31 December	1,623	1,659	2,579	2,620	4,202	4,279
Accumulated depreciation as at 31 December	–1,284	–1,295	–1,671	–1,638	–2,955	–2,933
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	338	363	908	982	1,246	1,345

Changes in assets under operating leases

	Cars		Other leased-out assets		Total
	2012	2011	2012	2011	2012	2011
Opening balance	6	3,053		2	6	3,055
Additions		1,188				1,188
Changes in the composition of the group		–3,250				–3,250
Disposals		–43				–43
Depreciation	–1	–594		–2	–1	–596
Exchange rate differences		–12				–12
Transfer and other changes		–336				–336

Closing balance	5	6		0	5	6

Gross carrying amount as at 31 December	9	16			9	16
Accumulated depreciation as at 31 December	–4	–10			–4	–10

Net carrying value as at 31 December	5	6		0	5	6

In 2011, Changes in the composition of the group comprises the sale of ING Car Lease. Reference is made to Note 31 ‘Companies acquired and companies disposed’.

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

The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non-cancellable operating leases are as follows:

Future minimum lease payments by maturity

	2012	2011
Within 1 year	1	1
More than 1 year but less than 5 years	2	4
More than 5 years	2	1

	5	6

Notes to the consolidated financial statements continued

9 INTANGIBLE ASSETS

Changes in intangible assets

	Value of business acquired		Goodwill		Software		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Opening balance	871	1,320	1,794	2,765	611	754	282	533	3,558	5,372
Additions					222	207		2	222	209
Capitalised expenses	83	81			146	131			229	212
Amortisation and unlocking	–207	–244			–274	–391	–59	–87	–540	–722
Impairments			–48	–32	–4	–49	–3	–1	–55	–82
Effect of unrealised revaluations in equity	–140	–250							–140	–250
Changes in the composition of the group and other changes	–89	–43	–485	–727	–65	–24	–33	–139	–672	–933
Exchange rate differences	–5	7	43	–212	6	–8	2	–26	46	–239
Disposals					–9	–9			–9	–9

Closing balance	513	871	1,304	1,794	633	611	189	282	2,639	3,558

Gross carrying amount as at 31 December	1,977	2,244	1,966	2,436	2,144	2,597	493	570	6,580	7,847
Accumulated amortisation as at 31 December	–1,464	–1,373			–1,476	–1,926	–256	–242	–3,196	–3,541
Accumulated impairments as at 31 December			–662	–642	–35	–60	–48	–46	–745	–748

Net carrying value as at 31 December	513	871	1,304	1,794	633	611	189	282	2,639	3,558

Amortisation of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortisation and other impairments. Amortisation of VOBA is included in Underwriting expenditure.

Goodwill

Changes in Goodwill

In addition to exchange rate differences, changes in goodwill relate to impairments and changes in composition of the group.

2012 – Impairment

In 2012, a goodwill impairment of EUR 48 million is recognised relating to the reporting unit Insurance Benelux. The reporting unit Insurance Benelux equals the segment Insurance Benelux. In the impairment test of Insurance Benelux, the IFRS book value (including goodwill) is compared to a valuation based on the surplus in the market consistent balance sheet and the market value of new business. These are commonly used metrics in the European insurance industry. During 2012, the book value of Insurance Benelux increased, mainly as a result of declining interest rates being reflected in the fair value of assets but with no corresponding increase in the IFRS book value of insurance liabilities. As the market value surplus (MVS) of Insurance Benelux did not increase similarly, the margin of MVS over IFRS book value, which supported the goodwill, became negative and, as a result, goodwill was fully impaired. This charge is included in the profit and loss account in the line ‘Intangible amortisation and other impairments’. Goodwill is recognised in the Corporate Line and, therefore, this charge is included in the segment reporting in Corporate Line Insurance.

2011 – Impairment

In 2011, a goodwill impairment of EUR 32 million was recognised that related to the reporting unit Commercial Banking (ING Real Estate). During 2011, the ING Real Estate business changed significantly. The Real Estate Development business was reduced by selling/closing development projects and ING sold REIM (the ING Real Estate Investment Management business). As a consequence, there were indications in the fourth quarter of 2011 that the recoverable amount of the reporting unit ING Real Estate had fallen below book value. A full goodwill impairment review was performed for the reporting unit ING Real Estate in the fourth quarter of 2011. In 2011, the reporting unit Real Estate equals the segment Commercial Banking (ING Real Estate). However, as disclosed in Note 52 ‘Segments’, following the divestment of ING Real Estate Investment Management the remaining business was included in the segment Commercial Banking and the segment ING Real Estate ceased to exist. The 2010 impairment test for ING Real Estate showed that the recoverable amount based on fair value using market multiples for Price/Book was at least equal to book value. The outcome of the impairment test performed in the fourth quarter of 2011 indicated that the fair value had become less than book value by an amount that exceeded the goodwill of ING Real Estate, indicating that the full amount of goodwill relating to ING Real Estate was impaired. As a result, the goodwill of EUR 32 million (pre-tax) was impaired. The related charge was included in the profit and loss account in the line ‘Intangibles amortisation and other impairments’. Goodwill is recognised in the Corporate Line and, therefore, this charge was included in the segment reporting in Corporate Line Bank.

Notes to the consolidated financial statements continued

2010 – Impairment

Due to the unfavourable market circumstances for Insurance, including the low interest rate environment, there were indications in the third quarter of 2010 that the recoverable amount of the reporting unit Insurance US had fallen below carrying value. As a result, a full goodwill impairment review was performed for the reporting unit Insurance US in the third quarter of 2010. The reporting unit Insurance US equals the segment Insurance US as disclosed in Note 52 ‘Segments’. The 2009 impairment test for Insurance US showed that the recoverable amount based on fair value (using market multiples for Price/Book and Price/Earnings of listed peer companies) was at least equal to carrying value. The outcome of the impairment test performed in the third quarter of 2010 indicated that the fair value had become less than carrying value by an amount that exceeded the goodwill of Insurance US, indicating that the full amount of goodwill relating to Insurance US was impaired. Further analysis of the recoverable amount confirmed the impairment. As a result, the goodwill of EUR 540 million (pre-tax) was written down. The related charge was included in the profit and loss account in the line ‘Intangibles amortisation and other impairments’. Goodwill is recognised in the Corporate Line and, therefore, this charge was included in the segment reporting in Corporate Line Insurance.

2012 – Changes in composition of the group and other changes

In 2012, ‘Changes in composition of the group and other changes’ represents the reclassification of goodwill to ‘Assets held for sale’. This includes all goodwill that relates to businesses that were classified as held for sale. For 2012, the amount is EUR 485 million and relates to Insurance Korea (EUR 200 million), Investment Management Korea (EUR 180 million), Insurance India (EUR 41 million) and Investment Management Taiwan (EUR 48 million) for the insurance operations and ING Direct UK (EUR 16 million) for the banking operations. As businesses to which these goodwill amounts relate to are now classified as held for sale, the related goodwill is no longer evaluated at the level of the reporting unit to which it was allocated in the regular goodwill impairment test. Instead, it is reviewed as part of the valuation of the disposal unit that is presented as held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

2011 – Changes in composition of the group and other changes

In 2011, ‘Changes in composition of the group and other changes’ related mainly to the disposal of ING Car Lease and the disposal of the Latin American operations. Furthermore, it includes EUR 97 million related to the classification of ING Direct USA as a disposal group held for sale.

Allocation of Goodwill to reporting units

After the above changes, the remaining goodwill is allocated to goodwill reporting units as follows:

Goodwill allocation to reporting units

	2012	2011
Retail Banking Netherlands	1	1
Retail Banking Belgium	50	50
Retail Banking Germany	349	349
Retail Banking Central Europe	764	739
Retail Banking International – Other		48
Commercial Banking	24	15
Insurance Benelux		25
Insurance Central & Rest of Europe	114	112
Insurance Asia/Pacific – South Korea		192
Insurance Asia/Pacific – Rest of Asia		44
ING Investment Management		220

	1,304	1,794

The allocation of goodwill to reporting units was changed in 2012 as a consequence of the changes in segments as disclosed in Note 52 ‘Segments’. Comparatives for 2011 have been adjusted. This change did not impact the results of the impairment test.

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

As a first step of the impairment test, the best estimate of the recoverable amount of reporting units to which goodwill is allocated is determined separately for each relevant reporting unit based on Price to Earnings, Price to Book, and Price to Assets under management ratios. The main assumptions in this valuation are the multiples for Price to Earnings, Price to Book and Price to Assets under management; these are developed internally but are either derived from or corroborated against market information that is related to observable transactions in the market for comparable businesses. Earnings and carrying values are equal to or derived from the relevant measure under IFRS-IASB.

Notes to the consolidated financial statements continued

If the outcome of this first step indicates that the difference between recoverable amount and carrying value may not be sufficient to support the amount of goodwill allocated to the reporting unit, an additional analysis is performed in order to determine a recoverable amount in a manner that better addresses the specific characteristics of the relevant reporting unit.

Such additional analyses were performed for the goodwill that was concluded to be impaired as set out above. For other reporting units, the goodwill allocated to these reporting units was fully supported in the first step. For Retail Banking Central Europe, a second analysis was necessary in 2011. Although in 2012 the goodwill allocated to Retail Banking Central Europe was fully supported in the first step, the second test was performed in 2012 and confirmed the continued recognition of the related goodwill. In this second test for Retail Banking Central Europe, the recoverable amount is determined as the sum of the recoverable amounts of the most important components. For certain components, a market price is available based on listed equity securities. In such case, the listed market price is used to determine the recoverable amount. For certain other components, the recoverable amount is determined by a cash flow model taking into account recent market related developments. The most important assumptions in the model are the estimated expected profit based on internal financial budgets/forecasts (4 years medium term plan plus additional 6 years longer term forecast), the terminal growth rate thereafter (approximately 3.5%), the required capital level (ultimately migrating to approximately 12%) and the discount rate (between approximately 10% and 13%). It was concluded that the goodwill allocated to Retail Banking Central Europe is not impaired.

10 DEFERRED ACQUISITION COSTS

Changes in deferred acquisition costs

	Life insurance		Non-life insurance		Total
	2012	2011	2012	2011	2012	2011
Opening balance	10,165	10,457	39	42	10,204	10,499
Capitalised	1,659	1,575	15	12	1,674	1,587
Amortisation and unlocking	–1,051	–1,689	–15	–13	–1,066	–1,702
Effect of unrealised revaluations in equity	–251	–526			–251	–526
Changes in the composition of the group	–5,765	44	–3	–2	–5,768	42
Exchange rate differences	–244	304			–244	304

Closing balance	4,513	10,165	36	39	4,549	10,204

For flexible life insurance contracts the growth rate assumption used to calculate the amortisation of the deferred acquisition costs for 2012 is 8.1% gross and 7.3% net of investment management fees (2011: 8.1% gross and 7.4% net of investment management fees). Percentages are based on the portfolios from continuing operations.

In 2012, Changes in the composition of the group relates mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

In 2011, Amortisation and unlocking includes EUR 488 million relating to the assumption review for the Insurance US Closed Block Variable Annuity (VA) business. Reference is made to Note 44 ‘Underwriting expenditure’.

11 ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon but for which the transaction has not yet closed or a sale is highly probable at the balance sheet date but for which no sale has yet been agreed. As at 31 December 2012 this relates to ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance (‘Asia’) and ING Direct UK.

As at 31 December 2011 this related to ING Direct USA. The sale of ING Direct USA to Capital One was closed in February 2012. Reference is made to Note 31 ‘Companies acquired and companies disposed’.

The classification in 2012 of ‘Asia’ as held for sale and discontinued operations relates to all of ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance. During 2012, the divestment of ING’s insurance business in Malaysia was closed; as a result the insurance business in Malaysia is no longer consolidated as at 31 December 2012. Furthermore, several divestments were agreed that are expected to close or closed in 2013, including ING’s insurance businesses in Hong Kong, Macau and Thailand and ING’s investment management businesses in Thailand and Malaysia; these remain to be classified as held for sale as at 31 December 2012. ‘Reference is made to Note 31 ‘Companies acquired and companies disposed’. In addition, several other businesses remain in held for sale, for which no divestments have yet been concluded; this includes mainly ING’s Japanese, Korean and Taiwanese insurance and investment management businesses.

Notes to the consolidated financial statements continued

ING continues to discuss various options for ING Life Japan, including its closed block VA business. However, the closing of sales of ING’s other Asian insurance units may trigger a charge to strengthen reserves for the Japanese closed block VA under ING’s reserve adequacy policy. ING measures reserve adequacy at the business line level, where excess reserves in other Asian business units currently offset a shortfall related to the Japanese closed block VA. As transactions close, if the aggregate reserves for the remaining businesses fall below a 50% confidence level, the shortfall must be recognised immediately in the profit and loss account. The reserve inadequacy for the Japanese insurance business, including the VA guarantees reinsured to ING Re, was approximately EUR 0.4 billion at the 50% confidence level at 31 December 2012. This is an inadequacy of approximately EUR 0.9 billion for the closed block VA, offset by a sufficiency of EUR 0.5 billion for the corporate-owned life insurance business. The nature and timing of any profit and loss charge from such reserve inadequacy depends on the closing of other divestments in Asia as well as various options currently under investigation for ING Life Japan. Further announcements will be made if and when appropriate. The above mentioned amounts refer to ING’s reserve adequacy policy under IFRS which does not affect the local solvency positions of ING Life Japan nor ING Re.

Assets held for sale

	2012	2011
Cash and balances with central banks	1,342	4,980
Amounts due from banks	123	314
Financial assets at fair value through profit and loss	26,688	3
Available-for-sale investments	24,805	22,605
Held-to-maturity investments		444
Loans and advances to customers	8,705	31,805
Reinsurance contracts	98
Investments in associates	37
Property and equipment	56	75
Intangible assets	176	166
Deferred acquisition costs	5,124
Other assets	1,318	2,091

	68,472	62,483

Liabilities held for sale

	2012	2011
Insurance and investments contracts	51,198
Customer deposits and other funds on deposit	14,207	64,103
Financial liabilities at fair value through profit and loss	2,081
Other liabilities	2,409	162

	69,895	64,265

Included in Shareholders’ equity is cumulative other comprehensive income of EUR 372 million (2011: EUR 244 million) related to Assets and liabilities held for sale.

Other potential divestments

In addition to the businesses presented as held for sale above, ING is considering potential divestments, including those that are listed under the European Commission Restructuring Plan in Note 34 ‘Related parties’. However, none of these businesses qualify as held for sale as at 31 December 2012 as the potential divestments are not yet available for immediate sale in their present condition and/or a sale is not yet highly probable to occur.

Notes to the consolidated financial statements continued

Goodwill

Intangible assets under Assets held for sale includes goodwill that relates to businesses that are classified as held for sale. In 2012, EUR 485 million goodwill was reclassified to Assets held for sale. This relates to Insurance Korea (EUR 200 million), Investment Management Korea (EUR 180 million), Insurance India (EUR 41 million) and Investment Management Taiwan (EUR 48 million) for the insurance operations and ING Direct UK (EUR 16 million) for the banking operations.

For businesses classified as held for sale, the related goodwill is no longer evaluated at the level of the reporting unit to which it was allocated in the regular goodwill impairment test. Instead, it is reviewed as part of the valuation of the disposal unit that is presented as held for sale. In 2012, goodwill of EUR 180 million in Investment Management Korea, EUR 200 million in ING Life Korea, EUR 15 million in ING Vysya Life Insurance and EUR 16 million in ING Direct UK was written off, as the related businesses have been or are expected to be sold below IFRS book value. The related charge is included in the profit and loss account in Net result from classification as discontinued operation (for the Insurance and Investment Management businesses in Asia) and in Result on disposals of group companies (for ING Direct UK).

Remaining goodwill in Assets held for sale amounts to EUR 75 million and relates mainly to Investment Management Taiwan and ING Vysya Life Insurance. This goodwill is expected to be recovered through divestments at or above IFRS book value.

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Reference is made to Note 35 ‘Fair value of financial assets and liabilities’ for more details on the fair value hierarchy.

Methods applied in determining fair values of financial assets and liabilities – Held for sale

2012	Level 1	Level 2	Level 3	Total
Assets
Trading assets	18			18
Investments for risk of policyholders	22,452		116	22,568
Non-trading derivatives		1,447		1,447
Financial assets designated as at fair value through profit and loss		2,640	15	2,655
Available-for-sale investments	16,180	8,386	239	24,805

	38,650	12,473	370	51,493

Liabilities
Non-trading derivatives	287	1,786		2,073
Financial liabilities designated as at fair value through profit and loss		8		8
Investment contracts (for contracts carried at fair value)	95			95

	382	1,794		2,176

In 2012, there were no significant changes in Level 3 assets and liabilities.

Notes to the consolidated financial statements continued

12 OTHER ASSETS

Other assets by type

	2012	2011
Reinsurance and insurance receivables	1,763	1,971
Deferred tax assets	1,653	2,801
Property development and obtained from foreclosures	1,220	1,584
Income tax receivable	558	542
Accrued interest and rents	12,356	14,387
Other accrued assets	1,542	2,200
Pension assets	4,622	3,762
Other	5,189	3,769

	28,903	31,016

Other includes EUR 2,630 million (2011: EUR 1,840 million) related to transactions still to be settled at balance sheet date.

Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.

Accrued interest and rents includes EUR 5,491 million (2011: EUR 6,388 million) accrued interest on assets measured at amortised cost under the IAS 39 classification Loans and receivables.

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2012 is EUR 2 million (2011: EUR 7 million).

Reinsurance and insurance receivables

	2012	2011
Receivables on account of direct insurance from
– policyholders	1,083	1,238
– intermediaries	50	67
Reinsurance receivables	630	666

	1,763	1,971

The allowance for uncollectable reinsurance and insurance receivables amounts to EUR 50 million as at 31 December 2012 (2011: EUR 66 million). The allowance is deducted from this receivable.

Property development and obtained from foreclosures

	2012	2011
Property under development	163	400
Property developed	927	1,055
Property obtained from foreclosures	130	129

	1,220	1,584

Gross carrying amount as at 31 December	2,297	2,720
Accumulated impairments as at 31 December	–1,077	–1,136

Net carrying value	1,220	1,584

Notes to the consolidated financial statements continued

EQUITY

13 SHAREHOLDERS’ EQUITY (PARENT)/NON-VOTING EQUITY SECURITIES

Shareholders’ equity (parent)

	2012	2011	2010
Share capital	919	919	919
Share premium	16,034	16,034	16,034
Revaluation reserve	10,476	5,550	4,752
Currency translation reserve	–841	93	79
Other reserves	22,923	19,856	15,935

Shareholders’ equity (parent)	49,511	42,452	37,719

The following equity components cannot be freely distributed: Revaluation reserve, Share of associates reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2012, Other reserves includes an amount of EUR 911 million (2011: EUR 836 million; 2010: EUR 741 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

Share capital

	Ordinary shares (par value EUR 0.24)
	Number x1,000			Amount
	2012	2011	2010	2012	2011	2010
Authorised share capital	14,500,000	14,500,000	4,500,000	3,480	3,480	1,080
Unissued share capital	10,668,439	10,668,439	668,439	2,561	2,561	161

Issued share capital	3,831,561	3,831,561	3,831,561	919	919	919

No changes occurred in the issued share capital and share premium in 2012, 2011 and 2010.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorised ordinary share capital of ING Groep N.V. currently consists of 14,500 million ordinary shares. It increased in 2011 from 4,500 million ordinary shares to 14,500 million ordinary shares as a result from an amendment made to the Articles of Association on 15 June 2011. As at 31 December 2012, 3,832 million of ordinary shares were issued and fully paid.

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

Depositary receipts for ordinary shares held by ING Group (Treasury shares)

As at 31 December 2012, 30.1 million (2011: 49.3 million; 2010: 51.3 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 are held by ING Groep N.V. or its subsidiaries. These depositary receipts for ordinary shares were purchased to hedge option rights granted to the Executive Board members and other employees. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising out of exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares (subject to approval by Executive Board and Supervisory Board).

Notes to the consolidated financial statements continued

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

Legally non-distributable reserves from ING Group’s subsidiaries and associates are as follows:

2012	ING Bank	ING Insurance	Other	Total
Equity invested	31,813	27,281	177	59,271
Non-distributable reserves	4,007	9,221		13,228

	27,806	18,060	177	46,043

2011	ING Bank	ING Insurance	Other	Total
Equity invested	30,134	23,465	139	53,738
Non-distributable reserves	2,172	5,792		7,964

	27,962	17,673	139	45,774

2010	ING Bank	ING Insurance	Other	Total
Equity invested	31,266	20,134	9	51,409
Non-distributable reserves	2,756	4,004		6,760

	28,510	16,130	9	44,649

Furthermore there are restrictions to the ability of subsidiaries and associates to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

Minimum capital requirements for ING Group’s subsidiaries and associates are as follows:

2012	ING Bank	ING Insurance	Other	Total
Equity invested	31,813	27,281	177	59,271

Regulatory capital invested	47,116	23,322		70,438
Required minimum regulatory capital	28,767	9,523		38,290

	18,349	13,799		32,148

2011	ING Bank	ING Insurance	Other	Total
Equity invested	30,134	23,465	139	53,738

Regulatory capital invested	47,123	21,406		68,529
Required minimum regulatory capital	31,107	9,515		40,622

	16,016	11,891		27,907

2010	ING Bank	ING Insurance	Other	Total
Equity invested	31,266	20,134	9	51,409

Regulatory capital invested	49,145	20,335		69,480
Required minimum regulatory capital	29,860	8,826		38,686

	19,285	11,509		30,794

Notes to the consolidated financial statements continued

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries and associates to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group’s subsidiaries and associates. These considerations and limitations include, but are not restricted to, rating agency and regulatory views, which can change over time; it is not possible to disclose a reliable quantification of these limitations. Reference is also made to the ‘Capital Management’ section.

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

On a distribution of a dividend ING Groep N.V. is in principle required to withhold an income tax on dividends at a rate of 15%.

Changes in revaluation reserve

2012	Property revaluation reserve	Available-for- sale reserve	Cash flow hedge reserve	Total
Opening balance	367	3,212	1,971	5,550
Unrealised revaluations after taxation	–22	7,183		7,161
Realised gains/losses transferred to profit and loss		–772		–772
Changes in cash flow hedge reserve			718	718
Transfer to insurance liabilities/DAC		–2,181		–2,181

Closing balance	345	7,442	2,689	10,476

Changes in revaluation reserve

2011	Property revaluation reserve	Available-for-sale reserve	Cash flow hedge reserve	Total
Opening balance	379	3,526	847	4,752
Unrealised revaluations after taxation	–12	967		955
Realised gains/losses transferred to profit and loss		723		723
Changes in cash flow hedge reserve			1,124	1,124
Transfer to insurance liabilities/DAC		–2,004		–2,004

Closing balance	367	3,212	1,971	5,550

Changes in revaluation reserve

2010	Property revaluation reserve	Available-for-sale reserve	Cash flow hedge reserve	Total
Opening balance	411	1,683	372	2,466
Unrealised revaluations after taxation	–32	3,401		3,369
Realised gains/losses transferred to profit and loss		86		86
Changes in cash flow hedge reserve			475	475
Transfer to insurance liabilities/DAC		–1,644		–1,644

Closing balance	379	3,526	847	4,752

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 17 ‘Insurance and investment contracts, reinsurance contracts’.

Changes in currency translation reserve

	2012	2011	2010
Opening balance	93	79	–2,011
Unrealised revaluations after taxation	–142	167	–777
Realised gains/losses transferred to profit and loss	–68
Exchange rate differences	–724	–153	2,867

Closing balance	–841	93	79

Unrealised revaluations after taxation relates to changes in the value of hedging instruments that are designated as net investment hedges.

Notes to the consolidated financial statements continued

Changes in other reserves

2012	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	24,592	1,290	–665	–5,361	19,856
Result for the year	3,259				3,259
Unrealised revaluations after taxation	–79				–79
Changes in treasury shares			255		255
Transfer to share of associates reserve	–236	236
Employee stock options and share plans	7				7
Repurchase premium	–375				–375

Closing balance	27,168	1,526	–410	–5,361	22,923

The repurchase premium of EUR 375 million is paid in relation to the repayment of the EUR 750 million non-voting equity securities.

Changes in other reserves

2011	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	21,104	907	–715	–5,361	15,935
Result for the year	4,740				4,740
Unrealised revaluations after taxation	16				16
Changes in treasury shares			50		50
Transfer to share of associates reserve	–383	383
Employee stock options and share plans	115				115
Repurchase premium	–1,000				–1,000

Closing balance	24,592	1,290	–665	–5,361	19,856

The repurchase premium of EUR 1 billion is paid in relation to the repayment of the EUR 2 billion non-voting equity securities.

Changes in other reserves

2010	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	18,946	645	–737	–5,361	13,493
Result for the year	2,367				2,367
Unrealised revaluations after taxation	–156	171			15
Changes in treasury shares			22		22
Transfer to share of associates reserve	–91	91
Employee stock options and share plans	36				36
Other	2				2

Closing balance	21,104	907	–715	–5,361	15,935

Changes in treasury shares

	Amount			Number
	2012	2011	2010	2012	2011	2010
Opening balance	665	715	737	49,305,917	51,300,101	47,047,225
Purchased/sold	–86	–17	48	–14,554,460	–625,803	6,393,739
Share-based payments	–67	–19	–23	–4,638,786	–1,368,381	–2,140,863
Other	–102	–14	–47

Closing balance	410	665	715	30,112,671	49,305,917	51,300,101

Non-voting equity securities (Core Tier 1 securities)

On 12 November 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security is EUR 0.24. The non-voting equity securities do not form part of ING Groep N.V.’s share capital; accordingly they do not carry voting rights in the General Meeting.

These non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Groep N.V. On these non-voting equity securities a coupon was and is payable of the higher of EUR 0.85 per security and 125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).

Notes to the consolidated financial statements continued

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

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted EUR 3 billion and included a 50% repurchase premium. On 26 November 2012 ING repaid another EUR 1.125 billion also including a 50% repurchase premium. ING funded these repayments from retained earnings. ING intends to repay the remaining EUR 2.250 billion non-voting equity securities (core Tier 1 securities) in three equal tranches over the next 3 years. While ING has committed to redeem these securities per the defined schedule, ING has the ability to defer a repayment in full or in part, in which case the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full 2 consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015 (including the EUR 1.125 billion paid in 2012), the Dutch State will re-notify to the Commission who may in principle require compensatory measures. All repayments are conditional upon the approval of the Dutch central bank (DNB). The terms for the remaining non-voting equity securities, including restrictions on remuneration and corporate governance, remained unchanged. Reference is made to Note 34 ‘Related parties’.

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

Cumulative preference shares – Restrictions with respect to dividend and repayment of capital

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

Notes to the consolidated financial statements continued

LIABILITIES

14 SUBORDINATED LOANS

Subordinated loans

				Notional amount in original currency				Balance sheet value
Interest rate	Year of issue	First call date	Step-up	Total		Lent on to ING Bank	Lent on to ING Insurance	2012	2011
9.000%	2008	None		EUR	10			10	10
8.500%	2008	15 September 2013	No	USD	2,000	2,000		1,508	1,527
8.000%	2008	18 April 2013	No	EUR	1,500	1,050	450	1,502	1,500
7.375%	2007	15 October 2012	No	USD	1,500	500	1,000	1,137	1,176
6.375%	2007	15 June 2012	No	USD	1,045	1,045		792	804
5.140%	2006	17 March 2016	Yes	GBP	66	66		81	79
5.775%	2005	8 December 2015	Yes	USD	364	364		288	292
6.125%	2005	15 January 2011	No	USD	700	400	300	529	533
4.176%	2005	8 June 2015	Yes	EUR	169		169	168	168
Variable	2004	30 June 2014	No	EUR	555	555		558	527
6.200%	2003	15 January 2009	No	USD	500	500		369	376
Variable	2003	30 June 2013	No	EUR	430	430		427	424
7.200%	2002	15 December 2007	No	USD	1,100		1,100	820	839
7.050%	2002	15 September 2007	No	USD	800	800		597	603

								8,786	8,858

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.

On 12 December 2011 ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of outstanding subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion. Of this amount, EUR 4.8 billion relates to securities issued by ING Groep N.V. and EUR 1.0 billion issued by ING Verzekeringen N.V. All tender and exchange offers announced on 12 December 2011 were successfully completed on 23 December 2011 with an average participation of approximately 60%. As part of this initiative, EUR 0.9 billion intercompany debt from ING Bank N.V. to ING Groep N.V. was repaid. In addition, ING Groep N.V. issued one new senior bond with a nominal value of EUR 0.7 billion and ING Bank issued two new senior bonds with a nominal value of GBP 0.4 billion and EUR 0.4 billion respectively. The overall transaction resulted in a total gain of EUR 955 million (EUR 716 million after tax), including related hedge results and transaction costs. This gain is recognised in Other income. From this amount, EUR 767 million (EUR 574 million after tax) relates to ING Groep N.V., EUR 93 million (EUR 71 million after tax) to ING Bank N.V. and EUR 95 million (EUR 71 million after tax) to ING Verzekeringen N.V. This affects the subordinated securities as disclosed in this note and in Note 16 ‘Other borrowed funds’.

Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and ING Verzekeringen N.V.

	2012	2011
ING Bank N.V.	6,352	6,190
ING Verzekeringen N.V.	2,424	2,658

	8,776	8,848

Notes to the consolidated financial statements continued

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

Debt securities in issue – maturities

	2012	2011
Fixed rate debt securities
Within 1 year	40,486	52,308
More than 1 year but less than 2 years	10,681	6,914
More than 2 years but less than 3 years	11,194	10,347
More than 3 years but less than 4 years	8,955	5,943
More than 4 years but less than 5 years	7,189	7,541
More than 5 years	29,191	20,655

Total fixed rate debt securities	107,696	103,708

Floating rate debt securities
Within 1 year	19,954	15,871
More than 1 year but less than 2 years	5,766	8,590
More than 2 years but less than 3 years	1,845	3,569
More than 3 years but less than 4 years	1,374	1,207
More than 4 years but less than 5 years	1,548	162
More than 5 years	5,253	6,754

Total floating rate debt securities	35,740	36,153

Total debt securities	143,436	139,861

As at 31 December 2012, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 13,129 million (2011: EUR 8,178 million).

On 8 March 2012, ING launched three separate exchange offers and consent solicitations on a total of three series of senior debt securities of ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. Holders had the possibility to exchange the original securities into new securities issued by ING Group and/or consent to a modification of existing terms. On average 64% of the holders have accepted the offer to exchange into new securities issued by ING Group. The total nominal amount of the new securities issued by ING Group in exchange for the existing ING Verzekeringen N.V. securities is EUR 1,654 million. Approximately 6% of the holders, representing EUR 151 million, accepted a modification of the existing terms of the securities. The transactions were completed on 30 March 2012. A charge of EUR 39 million (EUR 30 million after tax) was recognised in the first quarter of 2012. The settlement date of the exchange offers and consent solicitations was on 4 April 2012.

ING U.S., Inc. (ING U.S.) announced on 16 July 2012 that it completed a private debt offering of USD 850 million principal amount of its 5.5% Senior Notes due in 2022.

The following bonds are all issued under the Credit Guarantee Scheme of the State of the Netherlands. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme:

•	ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009. The issue was priced at a fixed rate of 3.375%, 75 basis points over mid-swaps; and

•	ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond in March 2009. The issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps.

Notes to the consolidated financial statements continued

16 OTHER BORROWED FUNDS

Other borrowed funds by remaining term

	Years after
2012	2013	2014	2015	2016	2017	2017	Total
Subordinated loans of group companies	678	88	872	2,055	2,062	3,249	9,004
Preference shares of group companies						396	396
Loans contracted	430	814			4	1,806	3,054
Loans from credit institutions	3,284	57		60		868	4,269

	4,392	959	872	2,115	2,066	6,319	16,723

Other borrowed funds by remaining term

	Years after
2011	2012	2013	2014	2015	2016	2016	Total
Subordinated loans of group companies	2,907	1,181	81	918	2,309	4,752	12,148
Preference shares of group companies						404	404
Loans contracted	428		76			1,783	2,287
Loans from credit institutions	4,052	28	29	28	28	680	4,845

	7,387	1,209	186	946	2,337	7,619	19,684

Subordinated loans of group companies relate to capital debentures and private loans which are subordinated to all current and future liabilities of ING Bank N.V.

Preference shares of group companies comprises non-cumulative guaranteed Trust Preference Securities which are issued by wholly owned subsidiaries of ING Groep N.V. These securities have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to these preference securities are presented as an interest expense in the profit and loss account.

These trust preference securities have no voting rights.

17 INSURANCE AND INVESTMENT CONTRACTS, REINSURANCE CONTRACTS

The Provision for insurance and investment contracts, net of reinsurance (i.e. the provision for ING Group’s own account) is presented gross in the balance sheet as ‘Insurance and investment contracts’. The related reinsurance is presented as ‘Reinsurance contracts’ under Assets in the balance sheet.

Insurance and investment contracts, reinsurance contracts

	Provision net of reinsurance		Reinsurance contracts		Insurance and investment contracts
	2012	2011	2012	2011	2012	2011
Provision for non-participating life policy liabilities	62,797	88,492	5,065	5,534	67,862	94,026
Provision for participating life policy liabilities	47,801	52,753	87	102	47,888	52,855
Provision for (deferred) profit sharing and rebates	7,236	5,623	3	2	7,239	5,625

Life insurance provisions excluding provisions for risk of policyholders	117,834	146,868	5,155	5,638	122,989	152,506

Provision for life insurance for risk of policyholders	90,754	109,487	49	136	90,803	109,623

Life insurance provisions	208,588	256,355	5,204	5,774	213,792	262,129

Provision for unearned premiums and unexpired risks	265	297	2	4	267	301

Reported claims provision	2,621	2,620	82	89	2,703	2,709
Claims incurred but not reported (IBNR)	558	493	2	3	560	496

Claims provisions	3,179	3,113	84	92	3,263	3,205

Total provisions for insurance contracts	212,032	259,765	5,290	5,870	217,322	265,635

Investment contracts for risk of company	4,561	6,259			4,561	6,259
Investment contracts for risk of policyholders	8,067	6,939			8,067	6,939

Total provisions for investment contracts	12,628	13,198			12,628	13,198

Total	224,660	272,963	5,290	5,870	229,950	278,833

Notes to the consolidated financial statements continued

The deferred profit sharing amount on unrealised revaluation is included in Provision for (deferred) profit sharing and rebates and amounts to EUR 6,304 million as at 31 December 2012 (2011: EUR 3,721 million).

Changes in life insurance provisions

	Provision net of reinsurance (excluding provision for life insurance for risk of policyholders)		Provision for life insurance for risk of policyholders (net of reinsurance)		Reinsurance contracts		Life insurance provisions
	2012	2011	2012	2011	2012	2011	2012	2011
Opening balance	146,868	135,314	109,487	114,603	5,774	5,685	262,129	255,602
Changes in the composition of the group and other	–31,577	–335	–23,852	–1,781	–244	–65	–55,673	–2,181

	115,291	134,979	85,635	112,822	5,530	5,620	206,456	253,421

Current year provisions	13,221	13,774	9,122	7,623	381	636	22,724	22,033

Change in deferred profit sharing liability	2,889	1,963					2,889	1,963

Prior year provisions
– benefit payments to policyholders	–16,074	–13,872	–14,919	–12,548	–668	–700	–31,661	–27,120
– interest accrual and changes in fair value of liabilities	4,651	6,302			38	35	4,689	6,337
– valuation changes for risk of policyholders			13,909	–1,190			13,909	–1,190
– effect of changes in other assumptions	–275	635	–77	–17	16	–2	–336	616

	–11,698	–6,935	–1,087	–13,755	–614	–667	–13,399	–21,357

Exchange rate differences	–1,869	3,087	–2,916	2,797	–93	185	–4,878	6,069

Closing balance	117,834	146,868	90,754	109,487	5,204	5,774	213,792	262,129

Where discounting is used in the calculation of life insurance provisions, the rate is within the range 3.0% to 5.1% (2011: 2.8% to 5.5%) based on weighted averages. The change is mainly due to a change in the composition of the portfolio.

Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 32 ‘Legal proceedings’.

In 2012, ‘Changes in the composition of the group and other changes’ relates mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

In 2011, ‘Changes in the composition and other changes’ includes the transfers of certain insurance contracts outside ING.

In 2012, ‘Effect of changes in other assumptions’ includes EUR –104 million relating to the assumptions refinement for the Insurance US Closed Block Variable Annuity (VA) business. Reference is made to Note 44 ‘Underwriting expenditure’.

In 2011, ‘Effect of changes in other assumptions’ includes EUR 611 million relating to the assumption review for the Insurance US Closed Block Variable Annuity (VA) business. Reference is made to Note 44 ‘Underwriting expenditure’.

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

ING transferred its US group reinsurance business to Reinsurance Group of America Inc. in 2010 by means of a reinsurance agreement. This business continues to be included in Life insurance provisions. The related asset from the reinsurance contract is recognised under Reinsurance contracts.

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

Notes to the consolidated financial statements continued

As at 31 December 2012, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounts to EUR 5,920 million (2011: EUR 6,536 million). There was no provision for uncollectable reinsurance in 2012 and 2011.

Changes in provision for unearned premiums and unexpired risks

	Provision net of reinsurance		Reinsurance contracts		Provision for unearned premiums and unexpired risks
	2012	2011	2012	2011	2012	2011
Opening balance	297	345	4	4	301	349
Changes in the composition of the group	–12	–8	–2		–14	–8

	285	337	2	4	287	341

Premiums written	1,693	1,682	40	43	1,733	1,725
Premiums earned during the year	–1,715	–1,708	–40	–43	–1,755	–1,751
Exchange rate differences		1				1
Other changes	2	–15			2	–15

Closing balance	265	297	2	4	267	301

Changes in claims provisions

	Provision net of reinsurance		Reinsurance contracts		Claims provisions
	2012	2011	2012	2011	2012	2011
Opening balance	3,113	3,103	92	100	3,205	3,203
Changes in the composition of the group	–15	–7	–1		–16	–7

	3,098	3,096	91	100	3,189	3,196

Additions
– for the current year	1,213	1,166	6	10	1,219	1,176
– for prior years	–39	–71	2	–11	–37	–82
– interest accrual of provision	45	40			45	40

	1,219	1,135	8	–1	1,227	1,134

Claim settlements and claim settlement costs
– for the current year	–473	–472	–1	–1	–474	–473
– for prior years	–643	–665	–13	–6	–656	–671

	–1,116	–1,137	–14	–7	–1,130	–1,144

Exchange rate differences	–1	2			–1	2
Other changes	–21	17	–1		–22	17

Closing balance	3,179	3,113	84	92	3,263	3,205

ING Group has an outstanding balance of EUR 36 million as at 31 December 2012 (2011: EUR 35 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, management of ING Group considers facts currently known including current legislation and coverage litigation. Liabilities are recognised for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.

Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2011: 3.0% to 4.0%).

Notes to the consolidated financial statements continued

Changes in investment contracts liabilities

	2012	2011
Opening balance	13,198	11,974
Changes in the composition of the group	–187

	13,011	11,974

Current year liabilities	8,865	7,867

Prior year provisions
– payments to contract holders	–9,471	–7,709
– interest accrual	30	39
– valuation changes investments	129	–55

	–9,312	–7,725

Exchange rate differences	–176	380
Other changes	240	702

Closing balance	12,628	13,198

Gross claims development table

	Underwriting year
	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Estimate of cumulative claims:
At the end of underwriting year	1,040	1,109	1,100	1,020	1,078	1,200	1,169	1,218	1,232
1 year later	913	1,041	1,057	923	1,060	1,213	1,198	1,245
2 years later	789	940	978	859	1,030	1,153	1,159
3 years later	773	911	962	856	1,029	1,146
4 years later	777	896	969	836	1,020
5 years later	770	889	954	831
6 years later	763	870	959
7 years later	757	870
8 years later	751

Estimate of cumulative claims	751	870	959	831	1,020	1,146	1,159	1,245	1,232	9,213

Cumulative payments	–695	–751	–812	–647	–780	–827	–813	–720	–464	–6,509

	56	119	147	184	240	319	346	525	768	2,704
Effect of discounting	–7	–16	–18	–28	–34	–38	–48	–57	–32	–278

Liability recognised	49	103	129	156	206	281	298	468	736	2,426

Liability relating to underwriting years prior to 2004										837

Total amount recognised in the balance sheet										3,263

The Group applies the exemption in IFRS-IASB not to present Gross claims development for annual periods beginning before 1 January 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.

Notes to the consolidated financial statements continued

18 AMOUNTS DUE TO BANKS

Amounts due to banks includes non-subordinated debt due to banks, other than amounts in the form of debt securities.

Amounts due to banks by type

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Non-interest bearing	1,777	1,350	423	808	2,200	2,158
Interest bearing	11,967	40,648	24,537	29,427	36,504	70,075

	13,744	41,998	24,960	30,235	38,704	72,233

In the last quarter of 2012, excess cash in the banking operations was used to redeem short-term professional funding.

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

19 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT

Customer deposits and other funds on deposit

	2012	2011
Savings accounts	277,766	291,516
Credit balances on customer accounts	120,708	114,867
Corporate deposits	55,268	49,668
Other	1,261	11,496

	455,003	467,547

Customer deposits and other funds on deposit by type

	Netherlands		International		Total
	2012	2011	2012	2011	2012	2011
Non-interest bearing	12,938	13,294	8,888	9,447	21,826	22,741
Interest bearing	142,074	134,412	291,103	310,394	433,177	444,806

	155,012	147,706	299,991	319,841	455,003	467,547

The decrease in Customer deposits and other funds on deposit includes the disposal of ING Direct Canada and the announced disposal of ING Direct UK (classified as held for sale) as a result of which funds decreased by EUR 43.6 billion.

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business.

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

20 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial liabilities at fair value through profit and loss

	2012	2011
Trading liabilities	83,652	107,682
Non-trading derivatives	18,752	22,165
Designated as at fair value through profit and loss	13,399	13,021

	115,803	142,868

Trading liabilities by type

	2012	2011
Equity securities	3,262	3,332
Debt securities	7,594	9,607
Funds on deposit	20,661	38,696
Derivatives	52,135	56,047

	83,652	107,682

Reference is made to Note 3 ‘Financial assets at fair value through profit and loss’ for information on trading.

Reference is made to Note 24 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Notes to the consolidated financial statements continued

Non-trading derivatives by type

	2012	2011
Derivatives used in:
– fair value hedges	2,533	3,830
– cash flow hedges	6,439	6,462
– hedges of net investments in foreign operations	71	159
Other non-trading derivatives	9,709	11,714

	18,752	22,165

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss by type

	2012	2011
Debt securities	11,826	11,271
Funds entrusted	513	632
Subordinated liabilities	1,060	1,118

	13,399	13,021

In 2012, the change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk is EUR –633 million (2011: EUR 377 million) and EUR –38 million (2011: EUR 595 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 12,987 million (2011: EUR 13,726 million).

21 OTHER LIABILITIES

Other liabilities by type

	2012	2011
Deferred tax liabilities	1,499	2,242
Income tax payable	956	858
Pension benefits	358	378
Post-employment benefits	183	179
Other staff-related liabilities	650	1,111
Other taxation and social security contributions	918	898
Deposits from reinsurers	869	1,015
Accrued interest	10,569	11,698
Costs payable	2,161	2,400
Amounts payable to brokers	50	72
Amounts payable to policyholders	2,138	2,173
Reorganisation provision	919	599
Other provisions	625	638
Share-based payment plan liabilities	47	39
Prepayments received under property under development	21	83
Amounts to be settled	4,831	5,442
Other	4,192	3,377

	30,986	33,202

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which the Group is liable to taxation.

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions and disability/illness provisions.

Other mainly relates to year-end accruals in the normal course of business.

Notes to the consolidated financial statements continued

Changes in deferred tax

	Net liability 2011	Change through equity	Change through net result	Changes in the composition of the group	Exchange rate differences	Other	Net liability 2012
Investments	1,625	2,749	95	–661	–48	9	3,769
Real estate investments	381		–23			–8	350
Financial assets and liabilities at fair value through profit and loss	–725		–366	1	9	–6	–1,087
Deferred acquisition costs and VOBA	2,731	–147	166	–1,301	–98		1,351
Depreciation	40		1	1		–1	41
Insurance provisions	–3,350	–803	–292	406	52	1	–3,986
Cash flow hedges	640	224	1	–1	1	–1	864
Pension and post-employment benefits	552		160	24	8	15	759
Other provisions	–256		346	–108	21	–22	–19
Receivables	–74		–8	–6			–88
Loans and advances to customers	-552	–82	–66	2	2		–696
Unused tax losses carried forward	–1,298		–228	93	–6	4	–1,435
Other	–273	79	25	177	13	2	23

	–559	2,020	–189	–1,373	–46	–7	–154

Comprising:
– deferred tax liabilities	2,242						1,499
– deferred tax assets	–2,801						–1,653

	–559						–154

In 2012, Changes in the composition of the group relates mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Changes in deferred tax

	Net liability 2010	Change through equity	Change through net result	Changes in the composition of the group	Exchange rate differences	Other	Net liability 2011
Investments	–296	1,188	452	208	74	–1	1,625
Real estate investments	383		–10	9	1	–2	381
Financial assets and liabilities at fair value through profit and loss	–527		–175	–9	6	–20	–725
Deferred acquisition costs and VOBA	3,111	–272	–194	–57	131	12	2,731
Fiscal reserve	1		–1
Depreciation	4	1	24	9	2		40
Insurance provisions	–1,866	–572	–773	–7	–130	–2	–3,350
Cash flow hedges	263	373	4				640
Pension and post-employment benefits	503	1	68	–12	–10	2	552
Other provisions	–655		379	25	16	–21	–256
Receivables	–51		–8	–12	–1	–2	–74
Loans and advances to customers	–608	97	–143	97	6	–1	–552
Unused tax losses carried forward	–1,851	–1	305	258	20	–29	–1,298
Other	–299	–65	27	–32	–17	113	–273

	–1,888	750	–45	477	98	49	–559

Comprising:
– deferred tax liabilities	1,537						2,242
– deferred tax assets	–3,425						–2,801

	–1,888						–559

In 2011, the amounts presented in the column ‘Changes in the composition of the group’ relate mainly to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Notes to the consolidated financial statements continued

Deferred tax in connection with unused tax losses carried forward

	2012	2011
Total unused tax losses carried forward	8,806	9,093
Unused tax losses carried forward not recognised as a deferred tax asset	–3,303	–4,529

Unused tax losses carried forward recognised as a deferred tax asset	5,503	4,564

Average tax rate	26.1%	28.4%
Deferred tax asset	1,435	1,298

The following tax losses carried forward and tax credits will expire as follows as at 31 December:

Total unused tax losses carried forward analysed by expiry terms

	No deferred tax asset recognised		Deferred tax asset recognised
	2012	2011	2012	2011
Within 1 year	38	30	18	49
More than 1 year but less than 5 years	427	378	198	539
More than 5 years but less than 10 years	157	774	3,227	1,971
More than 10 years but less than 20 years	2,397	3,185	12	192
Unlimited	284	162	2,048	1,813

	3,303	4,529	5,503	4,564

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

The deferred tax asset includes balances for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current year or the preceding year. The aggregate amount for the most significant entities where this applies is EUR 409 million (2011: EUR 490 million).

This can be specified by jurisdiction as follows:

Breakdown by jurisdiction

	Banking operations		Insurance operations		Total
	2012	2011	2012	2011	2012	2011
United States				120		120
Great Britain	17	116			17	116
Belgium			73	70	73	70
Australia	24	36			24	36
Spain	32		56	19	88	19
Germany	1	5			1	5
France	59	66			59	66
Mexico	4	32			4	32
Luxembourg	7				7
Italy	136	26			136	26

	280	281	129	209	409	490

In 2012, the deferred tax assets for banking operations, for which the utilisation is dependent of future taxable profits, as disclosed above, decreased for Great Britain due to the intended sale of ING Direct UK and for Mexico as Mexico became a run-off operation, and therefore they are not able to recover the losses. The increase in Italy is due to the losses in 2012.

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

As at 31 December 2012 and 31 December 2011, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries, branches and associates and interest in joint ventures as any economic benefit from those investments will not be taxable at parent company level.

Sections 382 and 383 of the U.S. Internal Revenue Code, as amended, operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a ‘loss trafficking’ transaction occurs or is intended. These rules are triggered when an ‘ownership change’ – generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three year period – occurs. If triggered, the amount of the

Notes to the consolidated financial statements continued

taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. As of 31 December 2012, we believe that our U.S. subsidiaries have not had an ‘ownership change’ for purposes of Sections 382 and 383. However, this determination is subject to uncertainties and is based on various assumptions. Future increases of capital or other changes in ownership may adversely affect our cumulative ownership, and could trigger an ‘ownership change’, which could limit the ability of our U.S. subsidiaries to use tax attributes, and could correspondingly decrease the value of these attributes.

Changes in reorganisation provision

	2012	2011
Opening balance	599	434
Changes in the composition of the group		–1
Additions	838	531
Interest		5
Releases	–23	–14
Charges	–485	–358
Exchange rate differences	1	1
Other changes	–11	1

Closing balance	919	599

Additions to the reorganisation provision are mainly related to the restructurings for Retail banking in the Netherlands, Commercial banking and Insurance Eurasia.

A reorganisation provision of EUR 233 million is recognised in the segment Retail Netherlands (Bank) mainly as a result of entering the second phase of the transformation program. The transformation program aims to streamline IT systems as well as the further development and integration of ING’s mobile banking services. These measures are expected to result in a further reduction of the workforce of around 1,400 FTEs (of which 400 external FTEs) over a period of three years.

A reorganisation provision of EUR 191 million is recognised in the segment Commercial Banking following a strategic review of the business portfolio through right-sizing of the equities business, run-off of certain leasing units and further operational improvements in several businesses. These measures are expected to result in a reduction of the workforce of around 1,000 FTE’s over a period of three years.

A reorganisation provision of EUR 172 million is recognised in the segment Insurance Benelux and EUR 27 million is recognised in the Corporate line Insurance following the initiative to accelerate the transformation program in preparation for the stand-alone future of Insurance Eurasia. In response to changing customer preferences and market dynamics, Insurance Eurasia is undertaking actions to increase its agility in the current operating environment by delayering the support staff structure in the Netherlands and sharpen the strategic focus of its business units, in particular Nationale-Nederlanden (NN). These measures are expected to result in a reduction of the workforce of around 1,350 FTE’s over a period of two years.

An additional reorganisation provision of EUR 55 million is recognised in the segment Insurance Benelux for the strategic initiatives announced in 2011. The main goals of the strategic initiative are to regain customer trust, diversify distribution channels, implement a new product range and increase efficiency. In 2012, the reorganisation measures resulted in a reduction of the workforce of 470 FTE’s.

Each of these initiatives will be implemented over a period of several year and the estimate of the reorganisation provisions is inherently uncertain. However, the provision at balance sheet date represent the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

As at 31 December 2011, the provision for reorganisation, of which EUR 457 million relates to termination benefits, relates to Dutch Retail Banking activities as well as other restructuring activities.

Changes in other provisions

	Litigation		Other		Total
	2012	2011	2012	2011	2012	2011
Opening balance	297	304	341	229	638	533
Changes in the composition of the group	–3	–3	–118	–12	–121	–15
Additions	9	19	249	162	258	181
Releases	–27	–7	–39	–2	–66	–9
Charges	–40	–21	–33	–56	–73	–77
Exchange rate differences	–1	–5	–6	3	–7	–2
Other changes	–16	10	12	17	–4	27

Closing balance	219	297	406	341	625	638

The provision for the estimated cost of the agreement with regard to unit-linked policies is included in ‘Insurance and investment contracts’ as disclosed in Note 17.

Notes to the consolidated financial statements continued

In general, Reorganisation and Other provisions are of a short-term nature.

The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Pension and post-employment benefits

Summary of pension benefits

	2012	2011	2010	2009	2008
Defined benefit obligation	22,079	16,212	16,183	14,209	14,271
Fair value of plan assets	22,869	20,077	17,364	15,310	13,366

	–790	–3,865	–1,181	–1,101	905

Unrecognised past service costs		–2	–3	–3	–5
Unrecognised actuarial gains/(losses)	–3,474	483	–1,731	–1,450	–2,072
Restrictions on pension asset recognised

Net liability (asset) recognised in the balance sheet	–4,264	–3,384	–2,915	–2,554	–1,172

Presented as:
– Other liabilities	358	378	543	589	609
– Other assets	–4,622	–3,762	–3,458	–3,143	–1,781

	–4,264	–3,384	–2,915	–2,554	–1,172

Summary of post-employment benefits

	2012	2011	2010	2009	2008
Defined benefit obligation	190	176	168	156	210

	190	176	168	156	210

Unrecognised past service costs	2	3	3	8	2
Unrecognised actuarial gains/(losses)	–9		1	11	7

	183	179	172	175	219

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

Actuarial gains and losses related to pensions and post-employment benefits for the year ended 31 December 2012 include EUR 1,743 million (2011: EUR 1,760 million; 2010: EUR 1,085 million; 2009: EUR 387 million; 2008: EUR –2,647 million) experience gain adjustments for assets and EUR –85 million (2011: EUR 10 million; 2010: EUR 154 million; 2009: EUR 172 million; 2008: EUR –70 million) experience gain adjustments for liabilities.

Notes to the consolidated financial statements continued

Changes in defined benefit obligation

	Pension benefits		Post-employment benefits other than pensions
	2012	2011	2012	2011
Opening balance	16,212	16,183	176	168
Current service cost	283	324	5	8
Interest cost	847	851	7	8
Employer’s contribution				4
Participants contributions	2	2
Benefits paid	–617	–666	–4	–5
Actuarial gains and losses	5,921	–455	8	–3
Past service cost	–2	–8		–4
Changes in the composition of the group and other changes	–80	13		–2
Effect of curtailment or settlement	–468	–110	–1
Exchange rate differences	–19	78	–1	2

Closing balance	22,079	16,212	190	176

Relating to:
– funded plans	21,954	16,111
– unfunded plans	125	101	190	176

	22,079	16,212	190	176

Actuarial gains and losses in 2012 include mainly the impact of the change in the discount rate from 5.3% to 3.7% as explained below.

In 2012, ING finalised its agreement on a new pension scheme for employees in the Netherlands, following acceptance by both the unions and their members. The new pension scheme will take effect on 1 January 2014 and will apply to the approximately 19,000 staff members in the Netherlands of ING Bank and WestlandUtrecht Bank as well as to the approximately 8,000 staff members in the Netherlands of Insurance/Investment Management (IM). Under the agreement, two new separate pension funds will be created, one for banking and one for Insurance/IM. The new scheme qualifies as a defined contribution under IFRS and will replace the existing defined benefit scheme in the Netherlands.

The key elements of the new scheme are:

•	ING contributes a yearly pre-defined premium to the funds. The employee contribution to the new scheme will gradually increase to one-third of the base pension premium;

•	The minimum salary level at which pensions are provided will be lowered to EUR 15,000;

•	Pension benefit will be based on average wage over period of employment with a 2% annual accrual rate;

•	The pension funds, not ING, will bear responsibility for funding adequacy; ING Bank and Insurance/IM to pay an additional risk premium;

•	Responsibility for inflation indexation will move to the new funds; and

•	Standard retirement age will be raised to 67.

As of the start of the new defined contribution plan on 1 January 2014, the current defined benefit plan will stop accruing new pension benefits. Accruals built up under the defined benefit plan up to that date will remain valid. The change to the new pension scheme represents a curtailment under IFRS and has resulted in a release of provisions previously taken by ING to cover estimated future liabilities in the existing defined benefit plan that are now no longer required. This release amounts to a one-off after tax gain of EUR 305 million (EUR 407 million before tax). The curtailment is included in the line Staff expenses in 2012. This curtailment relates to the current defined benefit plan in The Netherlands, which represents approximately 75% of the above defined benefit obligation.

In 2011, Effect of curtailment or settlement relates mainly to a curtailment in relation to the restructuring in Retail Netherlands and a curtailment in relation to a change in one of the pension plans in the United States.

The estimated unrecognised past service cost and unrecognised actuarial gains and losses for the defined benefit plans will be deducted from Shareholders’ equity as at 1 January 2013. Reference is made to ‘Amendments to IAS 19 Employee Benefits’ in the section ‘Upcoming changes in IFRS-IABS in 2013’ on page F-12.

Notes to the consolidated financial statements continued

Changes in fair value of plan assets

	Pension benefits
	2012	2011
Opening balance	20,077	17,364
Expected return on plan assets	870	877
Employer’s contribution	746	623
Participants contributions	18	15
Benefits paid	–613	–627
Actuarial gains and losses	1,790	1,746
Changes in the composition of the group and other changes	–32	7
Exchange rate differences	13	72

Closing balance	22,869	20,077

The actual return on the plan assets amounts to EUR 2,660 million (2011: EUR 2,623 million).

No plan assets are expected to be returned to ING Group during 2013.

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

Categories of plan assets in percentages

	Target allocation	Percentage of plan assets		Weighted average expected long-term rate of return
	2013	2012	2011	2012	2011
Equity securities	34	26	27	6.0	6.9
Debt securities	51	64	60	2.8	3.8
Other	15	10	13	4.3	5.2

	100	100	100	4.2	4.9

Equity securities include ING Groep N.V. ordinary shares of nil (0.00% of total plan assets) as at 31 December 2012 (2011: nil, 0.00% of total plan assets). Debt securities include investments in ING Group of EUR 44 million (0.20% of total plan assets) as at 31 December 2012 (2011: EUR 42 million, 0.30% of total plan assets). Other includes mainly real estate. Real estate occupied by ING Group as at 31 December 2012 which is included in Other includes nil (0.00% of total plan assets) (2011: nil, 0.00% of total plan assets).

Determination of expected return on assets

An important aspect of financial reporting is the assumption used for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plans’ asset allocations, historical returns on the types of assets held in the Funds, and the current economic environment. Based on these factors, it is expected that the Funds’ assets will earn an average annual percentage in the long-term. This estimate takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Funds. For estimation purposes, it is assumed that the long-term asset mixes will be consistent with the current mixes. Changes in the asset mixes could have an impact on the amount of recognised pension income or expense, the funded status of the Plans, and the need for future cash contributions.

Notes to the consolidated financial statements continued

Weighted averages of basic actuarial assumptions in annual % as at 31 December

	Pension benefits		Post-employment benefits other than pensions
	2012	2011	2012	2011
Discount rates	3.70	5.30	2.30	4.70
Mortality rates	0.80	1.00	0.80	1.00
Expected rates of salary increases (excluding promotion increases)	2.30	2.20	2.00	2.70
Medical cost trend rates			5.00	6.10
Indexation	1.80	1.80	2.00	2.00

The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect country-specific conditions.

The discount rate is the weighted average of the discount rates that are applied in different regions where the Group has defined benefit pension plans. The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to extrapolate the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The extrapolation was further refined for the eurozone in 2012. The discount rate decreased from 5.3% in 2011 to 3.7% in 2012. This decrease reflects the decrease in market interest rates, the narrowing of credit spreads and the above refinement of the extrapolation. The decrease in the discount rate resulted in an increase of the defined benefit obligation of approximately EUR 6 billion, which includes EUR -1.5 billion as a result of the above refinement of the extrapolation; this refinement of the extrapolation is part of the ‘Actuarial gains and losses’ and did not impact Shareholders’ equity and/or net result. As at 31 December 2012 the methodology remained to be based on AA-rated corporate bond yields. Discussions are ongoing, both in the industry and at the IASB, on whether the definition of ‘high quality corporate bonds’ for setting the discount rate for defined benefit pension liabilities should be broader than only AA-rated corporate bonds. ING Group will reconsider the methodology for setting the discount rate if and when appropriate.

An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 1 million as at 31 December 2012 (2011: EUR 5 million) and no increase in the charge for the year (2011: EUR 1 million). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 1 million as at 31 December 2012 (2011: EUR 5 million) and no decrease in the charge for the year (2011: EUR 2 million).

At 31 December 2012, the actuarial assumption for future indexation for inflation is 1.8% (at 31 December 2011: 1.8%). This percentage is mainly based on the expected inflation and the best estimate assumption for future indexation in the pension plan in the Netherlands. The best estimate assumption for future indexation reflects the uncertain circumstances and the impact thereof on the probability of granting indexation in the short-term future.

Expected cash flows

For 2013 the expected contributions to pension plans are EUR 679 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments

	Pension benefits	Post- employment benefits other than pensions
2013	583	15
2014	568	14
2015	571	14
2016	598	14
2017	640	14
Years 2018 – 2022	3,710	47

Notes to the consolidated financial statements continued

22 ASSETS BY CONTRACTUAL MATURITY

Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet.

Assets by contractual maturity

2012	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	17,657						17,657
Amounts due from banks	25,636	3,630	3,894	5,597	296		39,053
Financial assets at fair value through profit and loss
– trading assets	33,877	7,603	11,222	29,791	31,820	582	114,895
– investments for risk of policyholders (2)						98,765	98,765
– non-trading derivatives	360	196	860	5,236	7,299		13,951
– designated as at fair value through profit and loss	281	52	840	964	1,517	1,106	4,760
Investments
– available-for-sale	3,672	4,337	17,579	51,887	97,207	18,902	193,584
– held-to-maturity	1,267	1,168	1,007	2,774	329		6,545
Loans and advances to customers	61,733	13,909	32,494	127,836	318,986	1,942	556,900
Reinsurance contracts	19	49	281	1,277	1,992	1,672	5,290
Intangible assets	2	5	212	509	44	1,867	2,639
Deferred acquisition costs	19	18	77	158	316	3,961	4,549
Assets held for sale (3)		12,334				56,138	68,472
Other assets	10,659	2,759	5,995	3,946	5,214	330	28,903
Remaining assets (for which maturities are not applicable) (4)						6,165	6,165

Total assets	155,182	46,060	74,461	229,975	465,020	191,430	1,162,128

(1)	Includes assets on demand.
(2)

Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)

Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

(4)

Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

Assets by contractual maturity

2011	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	31,194						31,194
Amounts due from banks	26,168	4,420	5,211	8,146	1,378		45,323
Financial assets at fair value through profit and loss
– trading assets	40,037	7,797	12,068	25,751	37,572	463	123,688
– investments for risk of policyholders (2)						116,438	116,438
– non-trading derivatives	637	521	1,789	5,913	8,299		17,159
– designated as at fair value through profit and loss	52	78	790	1,212	1,565	1,740	5,437
Investments
– available-for-sale	3,860	3,578	15,025	58,620	105,429	22,027	208,539
– held-to-maturity	285	999	1,029	6,314	241		8,868
Loans and advances to customers	71,742	13,229	34,457	147,566	325,733	4,150	596,877
Reinsurance contracts	17	39	234	1,026	2,656	1,898	5,870
Intangible assets	4	8	239	487	166	2,654	3,558
Deferred acquisition costs	19	22	98	698	3,630	5,737	10,204
Assets held for sale (3)		62,483					62,483
Other assets	10,857	3,190	7,407	4,094	4,969	499	31,016
Remaining assets (for which maturities are not applicable) (4)						6,926	6,926

Total assets	184,872	96,364	78,347	259,827	491,638	162,532	1,273,580

(1)	Includes assets on demand.
(2)

Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)

Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

(4)

Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

Notes to the consolidated financial statements continued

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

Liabilities by maturity

2012	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						8,817	–31	8,786
Debt securities in issue	12,521	22,543	25,373	48,562	30,626		3,811	143,436
Other borrowed funds	3,971	32	256	5,551	6,348	13	552	16,723
Amounts due to banks	24,016	3,875	3,305	2,757	4,751			38,704
Customer deposits and other funds on deposit	380,810	27,364	38,098	6,239	2,034		458	455,003
Financial liabilities at fair value through profit and loss
– other trading liabilities	20,040	2,668	1,404	1,992	4,168		1,245	31,517
– trading derivatives	2,934	3,516	10,365	27,178	21,614		–13,472	52,135
– non-trading derivatives	810	842	3,716	12,070	8,847	1,146	–8,679	18,752
– designated as at fair value through profit and loss	494	242	938	6,303	5,356		66	13,399

Financial liabilities	445,596	61,082	83,455	110,652	83,744	9,976	–16,050	778,455

Insurance and investment contracts	1,646	1,951	9,156	36,050	79,065	102,082		229,950
Liabilities held for sale (3)		18,900				50,995		69,895
Other liabilities	10,686	3,170	8,282	6,088	2,265	495		30,986

Non-financial liabilities	12,332	24,021	17,438	42,138	81,330	153,572		330,831

Total liabilities	457,928	85,103	100,893	152,790	165,074	163,548	–16,050	1,109,286

Coupon interest due on financial liabilities	1,748	957	4,226	9,169	42,409			58,509

(1)	Includes liabilities on demand.
(2)

This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

(3)

Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

Notes to the consolidated financial statements continued

Liabilities by maturity

2011	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						8,939	–81	8,858
Debt securities in issue	28,883	24,725	13,570	49,469	21,072		2,142	139,861
Other borrowed funds	5,710	93	47	4,156	9,131	12	535	19,684
Amounts due to banks	49,608	11,691	3,825	1,808	5,317		–16	72,233
Customer deposits and other funds on deposit	385,934	25,895	40,658	12,205	2,079		776	467,547
Financial liabilities at fair value through profit and loss
– other trading liabilities	38,507	3,109	907	2,773	5,706		633	51,635
– trading derivatives	3,026	4,373	11,493	26,834	23,103		–12,782	56,047
– non-trading derivatives	891	828	4,335	12,536	9,529	1,130	–7,084	22,165
– designated as at fair value through profit and loss	301	398	2,062	6,007	4,525		–272	13,021

Financial liabilities	512,860	71,112	76,897	115,788	80,462	10,081	–16,149	851,051

Insurance and investment contracts	2,788	1,788	10,345	39,034	105,512	119,366		278,833
Liabilities held for sale (3)		64,265						64,265
Other liabilities	9,064	2,964	10,402	7,130	2,520	1,122		33,202

Non-financial liabilities	11,852	69,017	20,747	46,164	108,032	120,488		376,300

Total liabilities	524,712	140,129	97,644	161,952	188,494	130,569	–16,149	1,227,351

Coupon interest due on financial liabilities	6,799	1,088	4,185	10,651	41,831			64,554

(1)	Includes liabilities on demand.
(2)

This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

(3)

Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

24 TRANSFER OF FINANCIAL ASSETS

The majority of ING’s financial assets, that have been transferred, but do not qualify for derecognition are debt instruments used in Securities Lending or Sale and Repurchase transactions. There are no significant assets and liabilities recognised as a result of continuing involvement in transferred assets. Reference is made to Note 29 ‘Special purpose entities and securitisations’.

Transfer of financial assets

	Securities lending		Sale and repurchase
2012	Equity	Debt	Equity Debt
Transferred assets at carrying amount
Amounts due from banks				1,321
Financial assets at fair value through profit and loss (1)	167	39	8,808	29,904
Investments		2,625		14,118
Loans and advances to customers				5,527

Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a		5,723
Customer deposits and other funds on deposit	n.a	n.a		797
Financial liabilities at fair value through profit and loss	n.a	n.a	1,861	18,193

(1)	Including assets obtained in Reverse repurchase transactions.

Notes to the consolidated financial statements continued

Transfer of financial assets

	Securities lending		Sale and repurchase
2011	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Amounts due from banks				5,192
Financial assets at fair value through profit and loss (1)	591	47	12,258	30,398
Investments		8,888		21,183
Loans and advances to customers				3,006

Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a		11,145
Customer deposits and other funds on deposit	n.a	n.a		5,730
Financial liabilities at fair value through profit and loss	n.a	n.a	4,768	33,243

(1)	Including assets obtained in Reverse repurchase transactions.

The tables above do not include assets relating to the Illiquid Assets Back-up Facility that ING has agreed with the Dutch State. Reference is made to Note 34 ‘Related parties’ for detailed disclosure on the facility.

25 DERIVATIVES AND HEDGE ACCOUNTING

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-IASB hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS-IASB are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS-IASB hedge model that is applicable. The three models applicable under IFRS-IASB are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in the section ‘Principles of valuation and determination of results’.

To qualify for hedge accounting under IFRS-IASB, strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS-IASB. The fair value changes of derivatives relating to such non-qualifying hedges are taken to the profit and loss account. However, in certain cases, the Group mitigates the profit and loss account volatility by designating hedged assets and liabilities at fair value through profit and loss. If hedge accounting is applied under IFRS-IASB, it is possible that during the hedge a hedge relationship no longer qualifies for hedge accounting and hedge accounting cannot be continued, even if the hedge remains economically effective. As a result, the volatility arising from undertaking economic hedging in the profit and loss account may be higher than would be expected from an economic point of view.

With respect to exchange rate and interest rate derivative contracts, the notional or contractual amount of these instruments is indicative of the nominal value of transactions outstanding at the balance sheet date; however they do not represent amounts at risk. ING Group uses credit derivatives to manage its exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment and trading portfolios. Hedge accounting is not applied in relation to credit derivatives.

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

For the year ended 31 December 2012, ING Group recognised EUR 446 million (2011: EUR 354 million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR –345 million (2011: EUR –335 million) fair value changes recognised on hedged items. This resulted in EUR 101 million (2011: EUR 19 million) net accounting ineffectiveness recognised in the profit and loss account. As at 31 December 2012, the fair values of outstanding derivatives designated

Notes to the consolidated financial statements continued

under fair value hedge accounting was EUR 393 million (2011: EUR –638 million), presented in the balance sheet as EUR 2,926 million (2011: EUR 3,192 million) positive fair values under assets and EUR 2,533 million (2011: EUR 3,830 million) negative fair values under liabilities.

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

For the year ended 31 December 2012, ING Group recognised EUR 716 million (2011: EUR 1,124 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at 31 December 2012 was EUR 3,558 million (2011: EUR 2,611 million) gross and EUR 2,689 million (2011: EUR 1,971 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 45 years for insurance operations and 29 years for banking operations, with the largest concentrations in the range of 1 to 9 years for insurance operations and 1 to 5 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a gain of EUR 6 million (2011: EUR 11 million loss) which was recognised in the profit and loss account.

As at 31 December 2012, the fair value of outstanding derivatives designated under cash flow hedge accounting was EUR 1,032 million (2011: EUR 179 million), presented in the balance sheet as EUR 7,471 million (2011: EUR 6,641 million) positive fair values under assets and EUR 6,439 million (2011: EUR 6,462 million) negative fair values under liabilities.

As at 31 December 2012, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was EUR 267 million (2011: EUR –21 million).

Included in Interest income and interest expense on non-trading derivatives is EUR 2,598 million (2011: EUR 2,966 million) and EUR 2,620 million (2011: EUR 2,959 million), respectively, relating to derivatives used in cash flow hedges.

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

As at 31 December 2012, the fair value of outstanding derivatives designated under net investment hedge accounting was EUR –22 million (2011: EUR –18 million), presented in the balance sheet as EUR 49 million (2011: EUR 141 million) positive fair values under assets and EUR 71 million (2011: EUR 159 million) negative fair values under liabilities.

As at 31 December 2012, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR –1,133 million (2011: EUR –335 million).

Accounting ineffectiveness recognised in the profit and loss account for the year ended 31 December 2012 on derivatives and non-derivatives designated under net investment hedge accounting was nil (2011: EUR 8 million).

Notes to the consolidated financial statements continued

26 DISCONTINUED OPERATIONS

General

ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance (‘Asia’) are classified as discontinued operations.

In 2011, ING’s pension, life insurance and investment management activities in Latin America (‘Latin America’) were classified as discontinued operations. The divestment of Latin America was completed in December 2011.

Total net result from discontinued operations

	2012	2011	2010
Asia	548	570	198
Latin America		114	216

Net result from discontinued operations	548	684	414

Net result from classification as discontinued operations Asia	–394

Net result from disposal of discontinued operations (1)	752	995

Total net result from discontinued operations	906	1,679	414

(1)	The tax effect on the result on disposal of discontinued operations is nil.

In 2012 and 2011, Net result from discontinued operations includes the net result (after tax) of the businesses classified as discontinued operations and is presented separately in the profit and loss account. Result from discontinued operations was as follows:

Result from discontinued operations 2012 – Asia (2011 and 2010: Asia and Latin America)

	2012	2011	2010
Total income	8,388	10,085	9,726
Total expenses	7,632	9,252	9,178

Result before tax from discontinued operations	756	833	548

Tax	208	149	134

Net result from discontinued operations	548	684	414

In 2012, Net result from classification as discontinued operations Asia includes goodwill write-offs of EUR 200 million in ING Life Korea, EUR 180 million in Investment Management Korea and EUR 15 million in ING Vysya Life Insurance. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

In 2012, Net result from disposal of discontinued operations includes the divestment gain on the sale of the Insurance businesses in Malaysia. In 2011, Net result from disposal of discontinued operations includes the divestment gain on the sale of Latin America. Reference is made to Note 31 ‘Companies acquired and companies disposed’.

The net cash flow from discontinued operations was as follows:

Net cash flow from discontinued operations 2012 – Asia (2011 and 2010: Asia and Latin America)

	2012	2011	2010
Operating cash flow	3,181	2,038	1,239
Investing cash flow	–3,022	–2,156	–2,138
Financing cash flow	–142	–200	1,406

Net cash flow	17	–318	507

Sales proceeds in cash in 2012 of EUR 1,332 million (2011: EUR 2,572 million) is presented in the consolidated statement of cash flows under ‘Net cash flow from investment activities – Disposals and redemptions: group companies’ and is not included in the table above.

ING’s Insurance and investment management businesses in Asia and the reinsured Japan SPVA businesses in corporate reinsurance were previously included respectively in the segments Insurance Asia/Pacific, ING Investment Management and in the Corporate Line Insurance before they were classified as discontinued operations and held for sale. The segment Insurance Asia/Pacific ceased to exist, following the classification as discontinued operations, as all activities previously included in this segment are now discontinued operations.

Notes to the consolidated financial statements continued

27 ASSETS NOT FREELY DISPOSABLE

The assets not freely disposable consist primarily of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable

	2012	2011
Investments	970	1,610
Loans and advances to customers	25,375	29,800
Banks	16,420	18,033
Other assets	1,223	4,431

	43,988	53,874

Banks includes Amounts due from banks and balances with central banks. In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks.

Loans and advances to customers that have been pledged as collateral for liquidity purposes, amount in the Netherlands to EUR 8 billion (2011: nil), in Germany to EUR 5 billion (2011: EUR 5 billion), in Spain to EUR 1 billion (2011: nil) and in the United States of EUR 0 billion (2011: EUR 9 billion) The amount in 2012 for the Netherlands (2011: United States) includes the loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 34 ‘Related parties’.

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 24 ‘Transfer of financial assets’.

There are no material terms and conditions relating to the collateral represented in the above table which are individually significant.

28 CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business the Group is party to activities whose risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments

2012	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1						1
– guarantees	17,427	387	924	1,140	4,156		24,034
– irrevocable letters of credit	7,220	5,747	1,266	312	7		14,552
– other	376	29	90	3			498

	25,024	6,163	2,280	1,455	4,163		39,085

Insurance operations
Commitments	556	229	134	188	68	69	1,244
Guarantees				6	9	1	16

	556	229	134	194	77	70	1,260

Irrevocable facilities	34,380	17,582	2,697	26,128	5,762		86,549

	59,960	23,974	5,111	27,777	10,002	70	126,894

Notes to the consolidated financial statements continued

Contingent liabilities and commitments

2011	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1	1					2
– guarantees	18,614	867	820	1,484	3,832		25,617
– irrevocable letters of credit	9,271	6,156	1,569	193	17		17,206
– other	452	45	65	8			570

	28,338	7,069	2,454	1,685	3,849		43,395

Insurance operations
Commitments	1,148	158	174	227	3	115	1,825
Guarantees				9	10	5	24

	1,148	158	174	236	13	120	1,849

Irrevocable facilities	35,972	14,858	5,211	24,354	5,793		86,188

	65,458	22,085	7,839	26,275	9,655	120	131,432

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

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts

2013	241
2014	182
2015	165
2016	140
2017	104
Years after 2017	207

29 SPECIAL PURPOSE ENTITIES AND SECURITISATION

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

Notes to the consolidated financial statements continued

After securitisation of these assets ING Group continues to recognise them on its balance sheet under Loans and advances to customers. These transactions are therefore not off-balance sheet arrangements.

Assets under synthetic securitisation programmes

	2012	2011
Loans to small and medium-sized enterprises	656	5,251
Mortgages	3,878	6,245

Total	4,534	11,496

In 2012, two synthetic securitisation have been unwound. The balance sheet and profit and loss account were not impacted by the unwinding.

In addition, ING Bank has originated various securitisations with approximately EUR 90 billion of AAA rated notes and subordinated notes, of which approximately EUR 3.5 billion is held by third parties. The underlying exposures are residential mortgages and SME loans. These securitisations are consolidated by ING Bank. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated balance sheet and profit and loss.

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

Notes to the consolidated financial statements continued

30 PRINCIPAL SUBSIDIARIES

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Companies treated as part of the banking operations
ING Bank N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease (Nederland) B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
WestlandUtrecht Bank N.V.	The Netherlands
ING België N.V.	Belgium
Record Bank N.V.	Belgium
ING Luxembourg S.A.	Luxembourg
ING Bank Slaski S.A.	Poland
ING Financial Holdings Corporation	United States of America
ING Vysya Bank Limited.	India
ING Direct N.V.	Germany, Spain, Australia, France, Italy, United Kingdom
ING Bank A.S.	Turkey

Companies treated as part of the insurance operations
ING Verzekeringen N.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
ING Insurance Eurasia N.V.	The Netherlands
Parcom Capital B.V.	The Netherlands
Nationale-Nederlanden Services N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Re (Netherlands) N.V.	The Netherlands
ING Fund Management B.V.	The Netherlands
REI Fund Netherlands B.V.	The Netherlands
ING Životná poist’ovna a.s.	Slovakia
ING Uslugi Finansowe S.A.	Poland
ING Powszechne Towarzystwo Emerytalne S.A.	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Biztosító Zártkörûen Mûködõ Részvénytársaság	Hungary
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING U.S., Inc.	United States of America
ING International Nominee Holdings, Inc.	United States of America
ING Life Insurance and Annuity Company	United States of America
ING North America Insurance Corporation	United States of America
Lion Connecticut Holdings Inc.	United States of America
ReliaStar Life Insurance Company	United States of America
ReliaStar Life Insurance Company of New York	United States of America
Security Life of Denver Insurance Company	United States of America
ING USA Annuity and Life Insurance Company	United States of America
ING Investment Management Co	United States of America
Security Life of Denver International Limited	Cayman Islands
ING Life Insurance Company Limited	Japan
ING Life Insurance Company Korea, Ltd.	South Korea
ING Life Insurance Company (Bermuda) Limited	Hong Kong

Notes to the consolidated financial statements continued

31 COMPANIES ACQUIRED AND COMPANIES DISPOSED

Acquisitions effective in 2012

There were no significant acquisitions in 2012.

Disposals announced in 2013

ING Vysya Life Insurance

In January 2013, ING announced it has agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. ING’s exit from the Indian life insurance joint venture is part of the previously announced intended divestment of ING’s Insurance and investment management businesses in Asia. The transaction is expected to result in a loss and therefore, the related goodwill has been reduced by EUR 15 million in the fourth quarter of 2012. Subject to regulatory approvals, the transaction is expected to close in the first half of 2013.

Disposals effective in 2012

Insurance businesses in Malaysia

In October 2012, ING announced that it has reached an agreement with AIA Group Ltd. on the sale of ING’s insurance operations in Malaysia, which include its life insurance business, its market-leading employee benefits business and its 60% stake in ING Public Takaful Ehsan Berhad. ING received a total cash consideration of EUR 1.3 billion. In December 2012, ING announced that it has completed the sale with a net transaction gain of EUR 745 million after tax.

ING Direct Canada

In August 2012, ING announced that it reached an agreement to sell ING Direct Canada for a total consideration of CAD 3.1 billion (approximately EUR 2.4 billion) to Scotiabank, a leading Canadian financial services company. ING Direct Canada had approximately CAD 40 billion in assets. The sale of ING Direct Canada lead to a transaction gain of EUR 1.1 billion after tax. Under the terms of the sale agreement, Scotiabank paid CAD 3.1 billion in cash for all of the shares in ING Bank of Canada, which is the formal name of ING Direct Canada. In addition to this, Scotiabank assumed the responsibility to redeem on 5 March 2013 (which is the first eligible call date after closing) a locally issued lower tier 2 bond (ISIN CA 456847AA01) with a total outstanding amount of CAD 321 million, which carries a guarantee from ING Bank. ING Direct Canada was included in the segment Retail Rest of World. In November 2012, ING announced that the transaction closed.

ING Direct USA

In June 2011, ING announced that it reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012, ING announced that the transaction closed. Total proceeds of the transaction were approximately USD 9.0 billion (or approximately EUR 6.9 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on 16 February 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction resulted in a positive result after tax of EUR 489 million and had a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points at closing. This result included the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions – group companies’. ING Direct USA was previously included in the segment Retail Rest of World (ING Direct). In September 2012, ING sold all of its shares in Capital One Financial Corporation as disclosed in Note 38 ‘Investment income’.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-up Facility (IABF) which was also announced on 16 June 2011. The amendment serves to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF was further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Reference is made to Note 34 ‘Related parties’ for details on the original agreement and the amendments made.

Disposals announced in 2012 but not closed in 2012

ING’s Insurance and investment management businesses in Asia

In 2012, ING’s Insurance and investment management businesses in Asia (‘Asia’) were classified as held for sale and discontinued operations. In 2012 various individual divestment transactions were agreed. The specifics of these transactions are included below. The Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance were previously included respectively in the segments Insurance Asia/Pacific and ING Investment Management and in the Corporate Line Insurance before they were classified as discontinued operations. Reference is made to Note 11 ‘Assets and liabilities held for sale’ and Note 26 ‘Discontinued operations’.

ING’s investment management business in Thailand

In November 2012, ING announced that it has reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. Under the terms agreed, ING will receive a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction is subject to regulatory approvals and is expected to close in the first half of 2013.

Notes to the consolidated financial statements continued

Insurance in Hong Kong, Macau, Thailand

In October 2012, ING announced that it has reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of USD 2.1 billion (approximately EUR 1.6 billion) in cash. The transaction closed on 28 February 2013. A net gain of approximately EUR 950 million will be recognised in 2013. ING Investment Management’s funds management businesses in Hong Kong and Thailand are outside the scope of this transaction.

China Merchants Fund

In October 2012, ING announced that it has reached an agreement for the sale of its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING will receive a total cash consideration of approximately EUR 98 million. At closing of the transaction, ING expects the transaction to realise a net gain of approximately EUR 64 million which will be recognised on closing of the transaction. This transaction is subject to regulatory approvals and is expected to close in the second quarter of 2013.

ING’s Malaysian investment management business

In December 2012, ING announced that it has reached an agreement to sell its 70%-stake in ING Funds Berhad (IFB), ING’s investment management business in Malaysia, to Kenanga Investors Berhad (Kenanga Investors), a wholly owned subsidiary of K & N Kenanga Holdings Berhad (Kenanga). Tab Inter-Asia Services Sdn Berhad has also agreed to sell its 30% stake in IFB to Kenanga Investors. This transaction will not have a material impact on ING’s results and is subject to regulatory approvals. The transaction does not impact ING’s other businesses in the region and is expected to close in the first quarter of 2013.

ING Direct UK

In October 2012, ING announced that it has reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the GBP 11.6 billion (approximately EUR 13.4 billion) of savings deposits and GBP 5.5 billion of mortgages (approximately EUR 6.4 billion) of ING Direct UK will be transferred to Barclays. The transfer resulted in an after tax loss of EUR 260 million which was recognised in 2012. In 2012, ING Direct UK is classified as held for sale. ING Direct UK is included in the segment Retail Rest of World. On 6 March 2013, ING announced that the transaction closed.

Most significant companies disposed in 2012

	ING Direct USA	ING Direct Canada	Insurance Malaysia	Total
General
Primary line of business	Bank	Bank	Insurance

Sales proceeds
Cash proceeds (1)	4,777	2,448	1,332	8,557
Non-cash proceeds (2)	2,012			2,012

Sales proceeds	6,789	2,448	1,332	10,569

Assets
Cash assets	15,092	1	86	15,179
Investments	22,874	3,871	3,293	30,038
Loans and advances to customers	30,546	26,362	539	57,447
Amounts due from banks	268	773		1,041
Financial assets at fair value through profit and loss	3	17	224	244
Real estate investments			87	87
Property and equipment	76			76
Miscellaneous other assets	2,103	186	899	3,188

Liabilities
Insurance and investment contracts			3,964	3,964
Amounts due to banks	5	253		258
Customer deposits and other funds on deposit	63,744	29,383		93,127
Miscellaneous other liabilities	132	148	512	792

Net assets	7,081	1,426	652	9,159
% disposed	100%	100%	100%

Net assets disposed	7,081	1,426	652	9,159

Gain/loss on disposal (3)	743	1,124	745	2,612

(1)	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually immaterial disposals.
(2)	Non-Cash proceeds include the shares in Capital One Financial Corporation received.
(3)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

Notes to the consolidated financial statements continued

Acquisitions effective in 2011

There were no significant acquisitions in 2011.

Disposals effective in 2011

Pacific Antai Life Insurance Company Ltd.

In June 2011 ING completed the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank for a consideration of EUR 82 million, and a net profit of EUR 28 million. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC was previously included in the segment Insurance Asia/Pacific. The deal had been announced in 2009 and was presented as held for sale since 2009 until the sale was completed.

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

In October 2011 ING announced that it had completed the sale of REIM’s Asian and European operations to US-based CBRE Group Inc., thereby completing the divestment of ING REIM. The divestment of ING REIM has resulted in an after-tax gain on disposal of approximately EUR 245 million. As a result of the agreement at closing ING continues to have certain contingent income and expenses, however no significant impact on the result on divestment is expected. REIM’s Asian and European operations were previously included in the segment Commercial banking (ING Real Estate).

Clarion Partners

In June 2011 ING announced the completion of the sale of the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. The sale resulted in a net gain on divestment of EUR 39 million. Clarion Partners was previously included in the segment Commercial banking (ING Real Estate).

ING Investment Management Australia

In October 2011 ING completed the sale of ING Investment Management (ING IM) Australia to UBS AG. ING IM Australia’s business provided a number of investment strategies and products directly to the Australian institutional and wholesale markets. This transaction supported ING’s objective to actively manage its capital and portfolio of businesses to ensure an attractive and coherent combination for the announced divestment of its insurance and investment management activities. ING IM Australia was previously included in the segment ING Investment Management.

Latin American pensions, life insurance and investment management operations

In December 2011 ING completed the sale of its Latin American pensions, life insurance and investment management operations (‘Latin American operations’) for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale was the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING received EUR 2,572 million in cash and GRUPOSURA assumed EUR 65 million in debt. The sale resulted in a net profit of EUR 995 million. Included in the transaction were the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family. The transaction also included the local investment management capabilities in these five countries. Not included in the transaction was ING’s 36% stake in the leading Brazilian insurer Sul America SA. ING’s Commercial Banking activities in Mexico, Brazil and Argentina were not affected by the announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico were also not part of the transaction.

The Latin American operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America has ceased to exist following this transaction as the majority of assets and liabilities have been sold. The net result from discontinued operations is presented separately in the consolidated profit and loss account. Reference is made to Note 26 ‘Discontinued operations’ for more detailed disclosures.

ING Car Lease

In September 2011 ING completed the sale of ING Car Lease to BMW Group fleet management division Alphabet for total proceeds of EUR 696 million and a net transaction result of EUR 347 million. ING Car Lease was previously partly included in both Commercial and Retail Banking.

Notes to the consolidated financial statements continued

Most significant companies disposed in 2011

	Clarion Partners	Clarion Real Estate securities	ING REIM Asia and Europe	ING Car Lease	Pacific Antai Life Insurance Company Ltd	Latin American operations		Total
General
Primary line of business	Bank	Bank	Bank	Bank	Insurance	Insurance

Sales proceeds
Cash proceeds (1)	69	224	365	696	82	2,572		4,008
Non-cash proceeds						65		65

Sales proceeds	69	224	365	696	82	2,637		4,073

Assets
Cash assets					7	80		87
Investments					146	644		790
Loans and advances to customers			1	104	54	6		165
Amounts due from banks	1	3	94	103				201
Financial assets at fair value through profit and loss	5				10	679		694
Real estate investments
Property and equipment				3,275				3,275
Miscellaneous other assets	20	44	82	341	48	1,491		2,026

Liabilities
Insurance and investment contracts					205	715		920
Amounts due to banks				101				101
Customer deposits and other funds on deposit				3,028		66		3,094
Miscellaneous other liabilities	10	19	116	333	14	563		1,055

Net assets	16	28	61	361	46	1,556		2,068
% disposed	100%	100%	100%	100%	80%	Various	(2)

Net assets disposed	16	28	61	361	37	1,478		1,981

Gain/loss on disposal (3)	39	182	245	347	28	995		1,836

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
(2)	Comprises various entities as explained in the description of the disposal.
(3)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

Acquisitions effective in 2010

There were no significant acquisitions in 2010.

Disposals effective in 2010

In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of USD 1,463 million (EUR 985 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction generated a net profit for ING of EUR 332 million. The sale was completed in the first half of 2010. The Asian Private Banking business was previously included in the segment Retail Rest of World (Retail Asia).

In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 345 million (CHF 520 million) in cash. The transaction generated a net profit for ING of EUR 73 million. The sale was completed in January 2010. The Swiss Private Banking business was previously included in the segment Retail Rest of World (Retail CE).

In August 2010 ING announced that it has agreed to sell its 50% stake in ING Summit Industrial Fund LP (‘Summit’), a Canadian light industrial property portfolio to a joint venture between KingSett Capital and Alberta Investment Management Corporation (AIMCo). The sale was completed in November 2010. The transaction value for 100% of Summit is CAD 2.0 billion (EUR 1.4 billion) and includes assumed debt. In addition to its direct investment in Summit, ING has an indirect participation through its 7.8% unit holding of ING Industrial Fund (IIF), an ING-managed listed property fund in Australia which owns the remaining 50% in Summit. As part of the transaction, IIF has agreed to simultaneously sell its stake in Summit to KingSett/AIMCo. Consequently, ING’s indirect participation in Summit will end as well. Separately, ING sold ING Real Estate Canada, the manager of Summit, to KingSett/AIMCo for an undisclosed amount. The transaction had no material impact on ING Group’s 2010 results and capital ratios. The transaction resulted in a net loss of EUR 26 million in 2010. Summit was previously included in the segment Commercial banking (ING Real Estate).

Notes to the consolidated financial statements continued

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

Most significant companies disposed in 2010

	Asia Private Banking business (3)	Swiss Private Banking business (3)	ING Summit Industrial Fund LP		Total
General
Primary line of business	Bank	Bank	Bank

Sales proceeds
Cash proceeds (1)	985	345	333		1,663

Sales proceeds	985	345	333		1,663

Assets
Cash assets	4	179			183
Investments	41	236			277
Loans and advances to customers	2,390	816	6		3,212
Amounts due from banks	1,171	1,177	39		2,387
Financial assets at fair value through profit and loss	397	8			405
Real estate investments			1,620		1,620
Miscellaneous other assets	20	46	57		123

Liabilities
Amounts due to banks	180	755	952		1,887
Customer deposits and other funds on deposit	3,098	1,382			4,480
Miscellaneous other liabilities	92	53	52		197

Net assets	653	272	718		1,643
% disposed	100%	100%	50	% (4)

Net assets disposed	653	272	359		1,284

Gain/loss on disposal (2)	332	73	–26		379

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
(3)	As per 31 December 2009 recognised as a disposal group held for sale.
(4)	After disposal of the 50% stake ING has no remaining stake in Summit.

32 LEGAL PROCEEDINGS

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

Notes to the consolidated financial statements continued

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentinean subsidiary, whose employment was terminated as a result of the Republic of Argentina’s nationalisation of the pension fund system. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. The Court granted an ING motion to dismiss the remaining claims regarding the 2008 offerings. Plaintiffs filed a notice of appeal. An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. The District Court has granted the Administrator’s motion for class certification. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect. An additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. The District Court dismissed the case and plaintiffs appealed. The parties have reached an agreement on the terms of settlement of all claims in this case on a class-wide basis. The District Court must approve the settlement before it becomes effective. The current expectation is that the outcome will not have a significant impact on the net result.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and insurers are in general being accused of being less transparent in their offering of unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 a provision was recognised for the costs of the settlement. The costs were valued at EUR 365 million. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations while in June 2012 also the other main consumer protection organisation signed this agreement. In addition, ING’s Dutch insurance subsidiaries announced additional (so-called ‘flanking’) measures that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about compensation. The agreements with the consumer protection organisations are not binding for policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries. Policyholders have initiated and may continue to initiate legal proceedings claiming further damages. In early 2013 a new association named ‘Vereniging Woekerpolis.nl’ announced legal proceedings on behalf of policyholders against ING’s Dutch life insurance subsidiaries and other Dutch life insurers. Because of the continuous public and political attention for the unit-linked issue in general and the uncertain outcome of pending and future legal proceedings, it is not feasible to predict or determine the ultimate financial consequences.

In January 2010, ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contested the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general. In July 2011, the appeal case was heard orally by the General Court of the European Union. On 2 March 2012, the General Court handed down its judgment in relation to ING Group’s appeal and annulled part of the EC’s state aid decision. Subsequently, the EC filed an appeal against the General Court’s judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on 11 May 2012 that re-approved the state aid granted to ING Group as compatible with the internal market on the basis of ING Group’s 2009 Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the 2009 Restructuring Plan.

On 24 July 2012, ING announced that the Dutch State and ING were in dialogue with the European Commission on an amended and updated Restructuring Plan to be submitted to the European Commission. However, in order to safeguard its legal rights, ING filed an appeal with the General Court of the European Union against the European Commission’s decision of 11 May 2012, which re-approved ING’s Restructuring Plan that ING submitted in 2009.

On 19 November 2012, ING Group and the EC announced that the EC had approved amendments to the 2009 Restructuring Plan (the ‘2012 Amended Restructuring Plan’). With the approval, the Commission has closed its Investigation as announced on 11 May 2012 and ING has withdrawn its appeal at the General Court of the European Union that it filed in July 2012. For principal legal reasons the European Commission will continue with its appeal against the General Court ruling of March 2012. However, the outcome of this Appeal will not affect the EC approval of the 2012 Amended Restructuring plan.

Notes to the consolidated financial statements continued

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured with Stichting Pensioenfonds ING (the Dutch ING Pension Fund) per 1 January 2011. This claim was rejected by the Court on 9 November 2012. An appeal was lodged against this Court decision. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions per 1 January 2011. This claim was rejected by the Court on 22 October 2012. An appeal was lodged against this Court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In April 2012, Stichting Pensioenfonds ING (the Dutch ING Pension Fund) formally announced to institute arbitration against ING’s decision not to provide funding for indexing pensions insured with the Dutch ING Pension Fund per 1 January 2012. Arbitrators awarded 40% of this claim. As a result ING Group agreed to pay EUR 68 million plus interest to the pension fund. The outcome of the arbitration is reflected in the 2012 Annual Accounts.

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the ‘U.S. Authorities’) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements during an 18 months period. As part of the settlement, ING Bank has paid a total penalty of EUR 473 million. As announced on 9 May 2012, ING Bank recognised a provision in the first quarter of 2012 by which this issue has been sufficiently covered. ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognised ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organisation.

In addition, like many other companies in the insurance industry, several of ING’s U.S. companies have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. Companies may have to make additional payments to beneficiaries and escheat additional funds deemed abandoned, and regulators may seek fines, penalties and interest. It is currently not practicable to estimate the (potential) financial effect of such information requests.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V. (together ‘ING’) sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed them incorrectly with respect to the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal. Based on both calculations the Court of Appeal will make a final judgement. ING has the possibility to appeal against the legal grounds on which the final judgement is based. At this moment it is not practicable to provide an estimate of the (potential) financial effect of this proceeding.

Notes to the consolidated financial statements continued

33 JOINT VENTURES

Joint ventures are included proportionally in the consolidated financial statements as follows:

Most significant joint ventures

2012	Interest held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	39	13	15	–27
KB Life Insurance Company Ltd (1)(2)	49	2,164	1,997	710	695
ING-BOB Life Insurance Company Ltd (2)	50	495	417	135	130
ING Vysya Life Insurance Company Ltd (1)(2)	26	487	462	119	117

Total		3,185	2,889	979	915

(1)	Accounted for as joint venture because of joint control.
(2)	Assets and liabilities are presented as held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Most significant joint ventures

2011	Interest held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	57	69	16	21
KB Life Insurance Company Ltd (1)	49	1,524	1,390	449	434
ING-BOB Life Insurance Company Ltd	50	433	379	97	101
ING Vysya Life Insurance Company Ltd (1)	26	430	411	117	121

Total		2,444	2,249	679	677

(1)	Accounted for as joint venture because of joint control.

34 RELATED PARTIES

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions between related parties have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.

Transactions with joint ventures and associates

	Joint ventures		Associates
	2012	2011	2012	2011
Assets	138	122	50	1,203
Liabilities	21	5	16	12

Income received	2	6	24	144
Expenses paid				20

For the decrease in ‘Associates’ reference is made to Note 6 ‘Investments in associates’.

Transactions with ING Bank N.V. and ING Verzekeringen N.V.

	ING Bank N.V.		ING Verzekeringen N.V.
	2012	2011	2012	2011
Assets	7,886	7,515	3,749	2,617
Liabilities	2,372	2,869

Income received	828	868	123	60
Expenses paid	289	306

Assets from ING Bank N.V. and ING Verzekeringen N.V. mainly include long-term funding. Liabilities to ING Bank N.V. mainly include short-term deposits.

As part of the exchange offers disclosed in Note 14 ‘Subordinated loans’ EUR 0.9 billion intercompany debt from ING Bank N.V. to ING Groep N.V. was repaid in 2011.

Key management personnel compensation

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

Notes to the consolidated financial statements continued

In 2012 and 2011, ‘Management Boards’ includes the Management Boards of ING Bank N.V. (‘ING Bank’), ING Verzekeringen N.V. (‘ Insurance’), ING Insurance Eurasia N.V. (‘Insurance EurAsia’) and the Board of ING U.S., Inc. (‘ING U.S.’).

In 2011, ING made a number of changes in the structure and composition of the Management Boards for ING Verzekeringen N.V. and ING Bank N.V. As of November 2011 the members of the Management Board ING Insurance Eurasia N.V. and the Board of ING U.S., Inc. are considered to be key management personnel and their compensation is therefore included in the tables below. Before November 2011 the members of the Management Board ING Insurance Eurasia N.V. were members of the Management Board Verzekeringen N.V.

Three members of the Executive Board of ING Groep N.V. are also members of the Management Boards of ING Bank N.V., ING Verzekeringen N.V., ING Insurance Eurasia N.V. and the Board of ING U.S., Inc. The Management Board members of ING Bank N.V., ING Verzekeringen N.V., ING Insurance Eurasia N.V. and the Board of ING U.S., Inc are also considered to be key management of ING Group.

Key management personnel compensation (Executive Board and Management Boards)

2012 amounts in thousands of euros	Executive Board of ING Groep N.V.	Management Boards (1),(2)	Total
Fixed compensation
– Base salary	2,572	8,232	10,804
– Pension costs	311	1,810	2,121
– Termination benefit		1,873	1,873
Variable compensation
– Upfront cash		2,696	2,696
– Upfront shares (3)		560	560
– Deferred cash		840	840
– Deferred shares (3)		3,204	3,204
– Other		339	339

Total compensation	2,883	19,554	22,437

(1)

Next to compensation in his capacity as Board member, one of the new Management Board members received a ‘buy-out’ for the loss of compensation that he would have received had he not resigned from his former employer. The buy-out consists of a cash amount and shares with a total value of EUR 500.000 at the grant date, which vests in the years 2012 – 2015.

(2)	Excluding members that are also members of the Executive Board of ING Groep N.V.
(3)	Amount is determined based on the fair market value of the shares and the related vesting conditions if any.

In 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for relevant members of the Executive Board and Management Boards amounts to EUR 1.4 million, which is not included in the figures in the table above.

The 2012 Management Boards compensation includes the full year costs of the Board of ING U.S., Inc., whereas the 2011 Management Boards compensation includes only 2 months reflecting the creation of the Board of ING U.S., Inc. as of 3 November 2011.

Key management personnel compensation (Executive Board and Management Boards)

2011 amounts in thousands of euros	Executive Board of ING Groep N.V.	Management Boards (1)	Total
Fixed compensation
– Base salary	2,666	5,940	8,606
– Pension costs	315	2,083	2,398
– Retirement benefit		1,828	1,828
Variable compensation
– Upfront cash		1,101	1,101
– Upfront shares (2)		799	799
– Deferred cash		1,199	1,199
– Deferred shares (2)		1,634	1,634

Total compensation	2,981	14,584	17,565

(1)	Excluding members that are also members of the Executive Board of ING Groep N.V.
(2)	Amount is determined based on the fair market value of the shares and the related vesting conditions if any.

Key management personnel compensation (Supervisory Board)

	Supervisory Board
amounts in thousands of euros	2012	2011
Base salary	806	857

Total compensation	806	857

Notes to the consolidated financial statements continued

Loans and advances to key management personnel

	Amount outstanding 31 December		Average interest rate		Repayments
amounts in thousands of euros	2012	2011	2012	2011	2012	2011
Executive Board members	2,338	1,968	3.3%	3.6%
Members of the Management Boards of ING Bank, ING Insurance, Insurance EurAsia and ING U.S.	860	2,314	3.7%	3.4%	60	388
Supervisory Board members		282		8.6%	282

Total	3,198	4,564			342	388

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Groep N.V. amounted to 77,447 as at 31 December 2012 (2011: 164,689) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank N.V., ING Verzekeringen N.V., ING Insurance Eurasia N.V. and members of the Board of ING U.S., Inc. amounted to 1,967,465 as at 31 December 2012 (2011: 1,913,631). As at 31 December 2012, members of the Executive Board held 176,756 ING Groep N.V. shares (2011: 149,400) and members of the Management Boards of ING Bank N.V., ING Verzekeringen N.V., ING Insurance Eurasia N.V. and members of the Board of ING U.S., Inc. held 247,265 ING Groep N.V. shares (2011: 84,173). As at 31 December 2012, members of the Supervisory Board held 324,956 ING Groep N.V. shares (2011: 244,968). There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Transactions with the Dutch State

Illiquid Assets Back-up Facility

ING Group and the Dutch State reached an agreement on an Illiquid Assets Back-up Facility (‘IABF’) on 26 January 2009. The transaction closed on 31 March 2009. The IABF covers the Alt-A portfolios of both ING Direct USA and ING Insurance US, with a par value of approximately EUR 30 billion. Under the IABF, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State had become the economic owner. The transaction price remains payable by the Dutch State to ING and will be redeemed over the remaining life. Furthermore, under the IABF ING pays a guarantee fee to the State and receives a funding fee and a management fee. As a result of the transaction ING derecognised 80% of the Alt-A portfolio from its balance sheet and recognised a receivable from the Dutch State. The transferred Alt-A portfolio was previously included in Available-for-sale debt securities. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A portfolio that is retained by ING.

Under the terms of the transaction as agreed on 26 January 2009, the overall sales proceeds amounted to EUR 22.4 billion at the transaction date. The amortised cost (after prior impairments) at the transaction date was also approximately EUR 22.4 billion. The transaction resulted in a loss in the first quarter of 2009 of EUR 109 million after tax (the difference between the sales proceeds and the amortised cost). The fair value under IFRS-IASB at the date of the transaction was EUR 15.2 billion.

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

The valuation method of the 20% Alt-A securities in the IFRS-IASB balance sheet is not impacted by the IABF. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-IASB is disclosed in Note 35 ‘Fair value of financial assets and liabilities’.

As at 31 December 2012, the remaining outstanding amount from the transaction price that remained payable by the Dutch State is EUR 7.8 billion (2011: EUR 10.3 billion). The net amount of other unamortised components of the total sales proceeds, as explained above, amounts to EUR 0.1 billion payable (2011: EUR 0.6 billion payable).

Notes to the consolidated financial statements continued

In connection with the sale of ING Direct USA as disclosed in Note 31 ‘Companies acquired and companies disposed’, ING has reached an agreement with the Dutch State to adjust the structure of the Illiquid Assets Back-up Facility (IABF). This adjustment served to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State and became effective at the closing of the sale in February 2012. Under the terms of the original transaction ING Direct USA held on its balance the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.

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

In November 2012, ING Insurance restructured the IABF to effectively delink ING Insurance US from the IABF as another step towards a planned IPO of ING Insurance US. ING Insurance US transferred its Dutch State receivable of approximately EUR 1.1 billion (USD 1.4 billion) to ING Bank, and at the same time transferred legal title to 80% of the Alt-A portfolio to ING Bank. The securities are now held in an ING Bank custody account for the benefit of the Dutch State (the portion for which the investment risk has been transferred to the Dutch State). Following the restructuring, ING Insurance US continues to own 20% of the Alt-A portfolio (the portion for which the economic ownership and investment risk remains for the risk of ING), but will going forward have the right to sell these securities, subject to a right of first refusal granted to ING Bank. ING has committed to the Dutch State that it will not sell these securities to non-ING parties without the prior written consent of the Dutch state. The provisions of the IABF are otherwise unchanged.

Non-voting equity securities (Core Tier 1 securities)

On 12 November 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security is EUR 0.24. The non-voting equity securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting of Shareholders.

These non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group. On these non-voting equity securities a coupon is payable of the higher of EUR 0.85 per security and 125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).

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

ING Groep N.V. has, as of 12 November 2011, the right to repay all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon accrued to such date. ING Groep N.V. and the Dutch State have agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities could be repaid at any time until 31 January 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.

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

Repayment non-voting equity shares

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. In November 2012 ING reached an agreement with the European Commission on an amended Restructuring Plan. As part of the amended Restructuring Plan, ING submitted a repayment schedule for the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) at a total cost of EUR 4.5 billion in four equal tranches in the next three years, translating into an overall internal rate of return (IRR) for the Dutch State on the core Tier 1 securities of exactly 12.5%. In accordance with this agreement ING repaid EUR 0.75 billion of the remaining non-voting equity securities (Core Tier 1 securities) in November 2012. The total payment in November 2012 amounted to EUR 1,125 billion including premiums and interest. On the basis of the repayment schedule, ING aims to repay a second tranche by November 2013, a third by March 2014 and a final tranche ultimately by May 2015. While ING has committed to redeem these securities per the defined schedule, ING has the ability to defer a repayment in full or in part, in which case the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full 2 consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015, the Dutch State will re-notify to the Commission who may in principle require compensatory measures. All repayments are conditional upon the approval of the Dutch central bank (DNB).

Notes to the consolidated financial statements continued

ING has indicated that it remains its ambition to repay the remaining support as quickly as possible and ING intends to accelerate repayments if possible and prudent under the prevailing economic circumstances. All actual repayments are conditional upon the approval of Dutch central bank at the time ING decides to propose such payment.

European Commission Restructuring Plan

In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. By decision of 18 November 2009, the European Commission, formally approved the Restructuring Plan. The main elements of the Restructuring Plan as announced on 26 October 2009 are as follows:

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

ING announced in November 2012 that, together with the Dutch State, it had submitted significant amendments to the 2009 Restructuring Plan to the European Commission. The European Commission approved these amendments by Decision of 16 November 2012.

Amendments to the Restructuring Plan

The amendments to the 2009 Restructuring Plan as announced in November 2012 extend the time horizon and increase the flexibility for the completion of divestments and have adjusted other commitments in light of the market circumstances, economic climate and more stringent regulatory requirements.

Under the amendments announced, the ultimate dates for divesting the insurance and investment management businesses have been extended as follows:

•	The divestment of more than 50% of ING’s interest in its Asian Insurance/IM operations has to be completed by year-end 2013, with the remaining interest divested by year-end 2016;

•

The divestment of at least 25% of ING’s interest in ING Insurance/IM US has to be completed by year-end 2013, more than 50% has to be divested by year-end 2014, with the remaining interest divested by year-end 2016;

•	The divestment of more than 50% of ING’s interest in Insurance/IM Europe has to be completed by year-end 2015, with the remaining interest divested by year-end 2018; and

•	As ING has committed to eliminate double leverage, proceeds from the divestments will be used to that end, while ensuring adequate leverage ratios of the insurance holding companies.

Under the terms of the original Restructuring Plan, ING was required to divest WestlandUtrecht Bank. However, due to market circumstances and changing regulatory requirements, a divestment of WestlandUtrecht has not occurred. Under the amended Restructuring Plan, the commercial operations of WestlandUtrecht Bank will be combined with the retail banking activities of Nationale-Nederlanden, which is to be divested as part of Insurance/IM Europe. Of WestlandUtrecht Bank’s EUR 36.4 billion Dutch mortgage portfolio, EUR 2.6 billion will be transferred to Nationale-Nederlanden Bank. ING Bank will retain the remaining EUR 33.8 billion mortgage portfolio and in relation to this will contribute EUR 350 million to the capital of Nationale-Nederlanden Bank. To service existing WestlandUtrecht Bank labelled mortgages, insurance policies and real estate finance agreements, part of WestlandUtrecht Bank will become a separate entity within ING Retail Banking Netherlands. Part of the employees of WestlandUtrecht Bank will transfer to Nationale-Nederlanden Bank. This transaction is expected to be completed in 2013. The integrated retail banking business will operate under the ‘Nationale-Nederlanden’ brand, with the goal of becoming a competitive retail bank in the Dutch market with its own funding

Notes to the consolidated financial statements continued

capabilities and a broad distribution network. Nationale-Nederlanden Bank is expected to start in the course of 2013 and will offer a broad and coherent product line, with mortgages, savings, bank annuities (‘banksparen’), investments and consumer credit products, combined with the core retail insurance products of Nationale-Nederlanden.

ING has committed to ensure that Nationale-Nederlanden Bank would reach certain targets for mortgage production and consumer credit until 31 December 2015 or until the date on which more than 50% of the Insurance/IM Europe operations has been divested, whichever date comes first. Furthermore, ING has agreed to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank until year-end 2015.

The 2009 Restructuring Plan included restrictions on acquisitions and price leadership for certain products in EU markets. These restrictions will continue to apply until 18 November 2015 or until the date on which more than 50% of each of the Insurance/IM operations has been divested, whichever date comes first.

The price leadership restrictions in Europe will be amended to reflect specific conditions in various local markets. Under the amendments, the constraint no longer applies in the Netherlands, and ING Direct in the EU will refrain from offering more favourable prices than its best priced direct competitor among the ten financial institutions having the largest market share in the respective countries.

The calling or buy-back of Tier 2 capital and Tier 1 Hybrid Securities will continue to be proposed for authorisation to the European Commission on a case by case basis until ING has fully repaid the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date comes first. Notwithstanding this restriction, ING was allowed to call the EUR 1.25 billion ING Verzekeringen N.V. Hybrid per 21 December 2012.

Finally, the amended Restructuring Plan includes a repayment schedule for the remaining core Tier 1 securities to the Dutch State as described in the above-mentioned section ‘Repayment non-voting equity shares’.

The amended Restructuring Plan was formally approved by the European Commission, by decision of 16 November 2012. As a result, the Commission closed its formal investigations as announced on 11 May 2012 and ING also withdrew its appeal at the General Court of the European Union, filed in July 2012. For principal legal reasons, the European Commission has continued with its appeal against the General Court ruling of March 2012. However, ING, the Dutch State and the European Commission agreed that any outcome of this procedure will not affect the approval of the amended Restructuring Plan as announced in November 2012.

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

In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Illiquid Assets Back-up Facility is in place (whichever expires last). These arrangements require that:

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

•

members of the Executive Board may not receive any performance-related payment – either in cash, options, shares or bearer depositary receipts – for the years 2008 and 2009 until the adoption of the new remuneration policy in 2010;

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

Notes to the consolidated financial statements continued

35 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities

	Estimated fair value		Balance sheet value
	2012	2011	2012	2011
Financial assets
Cash and balances with central banks	17,657	31,194	17,657	31,194
Amounts due from banks	39,126	45,269	39,053	45,323
Financial assets at fair value through profit and loss
– trading assets	114,895	123,688	114,895	123,688
– investments for risk of policyholders	98,765	116,438	98,765	116,438
– non-trading derivatives	13,951	17,159	13,951	17,159
– designated as at fair value through profit and loss	4,760	5,437	4,760	5,437
Investments
– available-for-sale	193,584	208,539	193,584	208,539
– held-to-maturity	6,626	8,835	6,545	8,868
Loans and advances to customers	580,399	610,448	556,900	596,877
Other assets (1)	20,850	22,367	20,850	22,367

	1,090,613	1,189,374	1,066,960	1,175,890

Financial liabilities
Subordinated loans	8,373	5,909	8,786	8,858
Debt securities in issue	149,874	141,774	143,436	139,861
Other borrowed funds	16,056	18,053	16,723	19,684
Investment contracts for risk of company	4,624	6,717	4,561	6,259
Investment contracts for risk of policyholders	8,067	6,939	8,067	6,939
Amounts due to banks	39,628	72,687	38,704	72,233
Customer deposits and other funds on deposit	457,624	468,447	455,003	467,547
Financial liabilities at fair value through profit and loss
– trading liabilities	83,652	107,682	83,652	107,682
– non-trading derivatives	18,752	22,165	18,752	22,165
– designated as at fair value through profit and loss	13,399	13,021	13,399	13,021
Other liabilities (2)	24,810	26,177	24,810	26,177

	824,859	889,571	815,893	890,426

(1)	Other assets do not include (deferred) tax assets, pension assets and property development and obtained from foreclosures.
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

CVA/DVA adjustments in 2012 for the banking operations of EUR 513 million negative mainly reflect a tightening of ING Bank’s credit spread, compared with EUR 133 million of positive CVA/DVA adjustments in 2011. CVA/DVA adjustments are mainly included in Valuation results on non-trading derivatives and Net trading income.

Notes to the consolidated financial statements continued

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

Debt securities

Fair values for debt securities are based on quoted market prices, where available. Quoted market prices may be obtained from an exchange, dealer, broker, industry group, pricing service or regulatory service. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which may include values obtained from one or more pricing services or by a valuation technique that discounts expected future cash flows using a market interest rate curves, referenced credit spreads, maturity of the investment and estimated prepayment rates where applicable.

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

Notes to the consolidated financial statements continued

Financial liabilities

Subordinated loans

The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

Investment contracts

For investment contracts for risk of the company the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts for risk of policyholders the fair value generally equals the fair value of the underlying assets.

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

Notes to the consolidated financial statements continued

The fair values of the financial instruments carried at fair value were determined as follows:

Methods applied in determining fair values of financial assets and liabilities

2012	Level 1	Level 2	Level 3	Total
Assets
Trading assets	29,247	83,638	2,010	114,895
Investments for risk of policyholders	92,632	5,983	150	98,765
Non-trading derivatives	61	13,344	546	13,951
Financial assets designated as at fair value through profit and loss	220	2,419	2,121	4,760
Available-for-sale investments	115,882	73,514	4,188	193,584

	238,042	178,898	9,015	425,955

Liabilities
Trading liabilities	14,349	67,780	1,523	83,652
Non-trading derivatives	289	16,976	1,487	18,752
Financial liabilities designated as at fair value through profit and loss	1,833	6,464	5,102	13,399
Investment contracts (for contracts carried at fair value)	3,716	4,339	12	8,067

	20,187	95,559	8,124	123,870

Methods applied in determining fair values of financial assets and liabilities

2011	Level 1	Level 2	Level 3	Total
Assets
Trading assets	32,903	89,403	1,382	123,688
Investments for risk of policyholders	111,203	5,094	141	116,438
Non-trading derivatives	1,477	14,723	959	17,159
Financial assets designated as at fair value through profit and loss	251	2,300	2,886	5,437
Available-for-sale investments	120,889	81,926	5,724	208,539

	266,723	193,446	11,092	471,261

Liabilities
Trading liabilities	20,308	86,434	940	107,682
Non-trading derivatives	1,175	18,808	2,182	22,165
Financial liabilities designated as at fair value through profit and loss	1,150	7,599	4,272	13,021
Investment contracts (for contracts carried at fair value)	3,279	3,648	12	6,939

	25,912	116,489	7,406	149,807

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

Level 2 – Valuation technique supported by observable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model), where inputs in the model are taken from an active market or are observable. If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. Included in this category are items whose value is derived from quoted prices of similar instruments, but for which the prices are modified based on other market observable external data and items whose value is derived from quoted prices but for which there was insufficient evidence of an active market.

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

Notes to the consolidated financial statements continued

Changes in Level 3 Assets

2012	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	1,382	141	959	2,886	5,724	11,092
Amounts recognised in the profit and loss account during the year	192	2	–375	–245	–50	–476
Revaluation recognised in equity during the year					14	14
Purchase of assets	1,143	83	170	815	507	2,718
Sale of assets	–330	–15	–195	–1,022	–660	–2,222
Maturity/settlement	–313		–2	–378	–1,096	–1,789
Transfers into Level 3	135	67	11		487	700
Transfers out of Level 3	–202	–6	–21	–2	–462	–693
Exchange rate differences		–6	–1	–17	–22	–46
Changes in the composition of the group and other changes	3	–116		84	–254	–283

Closing balance	2,010	150	546	2,121	4,188	9,015

Main changes in fair value hierarchy in 2012

There were no significant transfers between Level 1 and 2.

Changes in Level 3 Assets

2011	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	2,132	136	635	1,846	6,104	10,853
Amounts recognised in the profit and loss account during the year	–361		311	10	–229	–269
Revaluation recognised in equity during the year					–72	–72
Purchase of assets	786	123	143	1,112	1,461	3,625
Sale of assets	–582	–99	–76	–271	–781	–1,809
Maturity/settlement	–441		–75	–100	–783	–1,399
Transfers into Level 3	95	4	13	224	920	1,256
Transfers out of Level 3	–245	–6		–2	–2,248	–2,501
Exchange rate differences	–2	–17	8	59	9	57
Changes in the composition of the group and other changes				8	1,343	1,351

Closing balance	1,382	141	959	2,886	5,724	11,092

Main changes in fair value hierarchy in 2011

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

Changes in the composition of the group and other changes includes the decrease of the Level 3 assets in relation to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’. Furthermore Changes in the composition of the group and other changes includes the increase of the Level 3 assets in relation to shares in real estate investment funds; this increase includes mainly the reclassification of associates to investments available-for-sale as disclosed in Note 6 ‘Investments in associates’, as well as the reclassification of equity securities in certain real estate companies into Level 3.

Transfers into Level 3 includes certain bonds which were transferred to Level 3 in 2011 as a result of reduced market liquidity and/or pricing sources that could no longer be classified as market observable.

There were no significant transfers between Level 1 and 2.

Notes to the consolidated financial statements continued

Changes in Level 3 Liabilities

2012	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	940	2,182	4,272	12	7,406
Amounts recognised in the profit and loss account during the year	232	–850	96		–522
Issue of liabilities	1,380	240	2,614	12	4,246
Early repayment of liabilities	–348	–48	–1,067	–6	–1,469
Maturity/settlement	–535	–3	–1,174		–1,712
Transfers into Level 3	85	7	395		487
Transfers out of Level 3	–223	–19	–30	–6	–278
Exchange rate differences	–8	–22	–4		–34

Closing balance	1,523	1,487	5,102	12	8,124

Changes in Level 3 Liabilities

2011	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	1,441	1,876	3,225	17	6,559
Amounts recognised in the profit and loss account during the year	46	183	113		342
Issue of liabilities	1,138	502	1,613	7	3,260
Early repayment of liabilities	–705	–49	–402	–3	–1,159
Maturity/settlement	–928	–400	–645		–1,973
Transfers into Level 3	125	25	441		591
Transfers out of Level 3	–175	–2	–80	–9	–266
Exchange rate differences	–2	63	7		68
Changes in the composition of the group		–16			–16

Closing balance	940	2,182	4,272	12	7,406

Amounts recognised in the profit and loss account during the year (Level 3)

2012	Held at balance sheet date	Derecognised during the year	Total
Assets
Trading assets	191	1	192
Investments for risk of policyholders	3	–1	2
Non-trading derivatives	–378	3	–375
Financial assets designated as at fair value through profit and loss	–204	–41	–245
Available-for-sale investments	–93	43	–50

	–481	5	–476

Liabilities
Trading liabilities	232		232
Non-trading derivatives	–854	4	–850
Financial liabilities designated as at fair value through profit and loss	96		96

	–526	4	–522

Notes to the consolidated financial statements continued

Amounts recognised in the profit and loss account during the year (Level 3)

2011	Held at balance sheet date	Derecognised during the year	Total
Assets
Trading assets	–364	3	–361
Non-trading derivatives	308	3	311
Financial assets designated as at fair value through profit and loss	10		10
Available-for-sale investments	–160	–69	–229

	–206	–63	–269

Liabilities
Trading liabilities	46		46
Non-trading derivatives	194	–11	183
Financial liabilities designated as at fair value through profit and loss	113		113

	353	–11	342

Sensitivities of fair values in Level 3

Reasonably likely changes in the non-observable assumptions used in the valuation of Level 3 assets and liabilities would not have a significant impact on equity and net result. Level 3 assets include certain positions for which the sensitivities are offset by other positions included in Level 3 liabilities as, from a risk perspective, these instruments are part of risk neutral structures.

Asset backed security portfolio

Fair value hierarchy of certain ABS bonds

2012	Level 1	Level 2	Level 3	Total
US Subprime RMBS		748	8	756
US Alt-A RMBS		454	3	457
CDO/CLOs	7	71	434	512
CMBS	1	3,857	1	3,859

Total	8	5,130	446	5,584

Fair value hierarchy of certain ABS bonds

2011	Level 1	Level 2	Level 3	Total
US Subprime RMBS		763	11	774
US Alt-A RMBS		495	7	502
CDO/CLOs	6	43	420	469
CMBS	2	4,404	6	4,412

Total	8	5,705	444	6,157

Notes to the consolidated financial statements continued

Greece, Italy, Ireland, Portugal, Spain and Cyprus

Of the Government and Unsecured Financial institutions’ bonds exposure in Greece, Italy, Ireland, Portugal, Spain and Cyprus as disclosed in Note 4 ‘Investments’, EUR 5.0 billion (2011: EUR 5.1 billion) is classified as available-for-sale and is measured at fair value (with the revaluation recognised in equity, taking into account impairments that are recognised in the profit and loss account). The table below provide the fair value hierarchy per year-end 2012 for the Greek, Italian, Irish, Portuguese, Spanish and Cyprian Government and Unsecured Financial institutions’ bond exposure measured at fair value.

Fair value hierarchy of Greek, Italian, Irish, Portuguese, Spanish and Cyprian bonds at fair value

2012	Level 1	Level 2	Level 3	Total
Greece
Government bonds	76			76
Italy
Government bonds	1,958	379		2,337
Financial institutions	165	333		498
Ireland
Government bonds	55			55
Financial institutions	30			30
Portugal
Government bonds	627			627
Financial institutions	55	22		77
Spain
Government bonds	1,151			1,151
Financial institutions	99			99
Cyprus
Government bonds	13			13

Total	4,229	734		4,963

Fair value hierarchy of Greek, Italian, Irish, Portuguese, Spanish and Cyprian bonds at fair value

2011	Level 1	Level 2	Level 3	Total
Greece
Government bonds		219	36	255
Italy
Government bonds	1,705	86	242	2,033
Financial institutions	282	350		632
Ireland
Government bonds	43			43
Financial institutions	59			59
Portugal
Government bonds	533			533
Financial institutions	60	65		125
Spain
Government bonds	1,178	12		1,190
Financial institutions	258			258
Cyprus
Government bonds	12			12

Total	4,130	732	278	5,140

Classification of bonds in Levels 2 and 3 is mainly a result of low trading liquidity in the relevant markets.

Notes to the consolidated financial statements continued

36 INTEREST RESULT BANKING OPERATIONS

Interest result banking operations

	2012	2011	2010
Interest income on loans	24,798	26,415	24,942
Interest income on impaired loans	41	61	40

Total interest income on loans	24,839	26,476	24,982

Interest income on available-for-sale securities	2,507	3,463	3,532
Interest income on held-to-maturity securities	297	400	549
Interest income on trading portfolio	24,616	27,480	32,692
Interest income on non-trading derivatives	1,578	1,536	1,709
Other interest income	6,165	5,294	4,870

Interest income banking operations	60,002	64,649	68,334

Interest expense on deposits by banks	623	902	652
Interest expense on customer deposits and other funds on deposit	9,140	9,383	8,324
Interest expense on debt securities	3,822	3,435	2,761
Interest expense on subordinated loans	1,422	1,625	1,856
Interest expense on trading liabilities	24,047	27,209	32,847
Interest expense on non-trading derivatives	1,528	1,658	2,166
Other interest expense	7,537	6,988	6,405

Interest expense banking operations	48,119	51,200	55,011

Interest result banking operations	11,883	13,449	13,323

Interest margin

in percentages	2012	2011	2010
Interest margin	1.32	1.42	1.44

In 2012, the decrease in total average assets, partly attributable to the disposal of ING Direct USA and ING Direct Canada, led to a decrease of EUR 610 million in the interest result. In addition a decrease of 10 basis points of the interest margin led to a decrease in the interest result of EUR 956 million.

In 2011, the growth in average total assets led to an increase of the interest result of EUR 135 million and the decrease of the interest margin by 2 basis points led to a decrease of the interest result with EUR 139 million.

In 2010, the decline in average assets led to a decrease of the interest result of EUR 90 million and the increase of the interest margin by 10 basis points led to an increase of the interest result with EUR 915 million.

Notes to the consolidated financial statements continued

37 GROSS PREMIUM INCOME

Gross premium income

	2012	2011	2010
Gross premium income from life insurance policies	18,544	18,584	19,566
Gross premium income from non-life insurance policies	1,733	1,695	1,713

	20,277	20,279	21,279

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.

Effect of reinsurance on premiums written

	Non-life			Life			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Direct gross premiums written	1,709	1,672	1,690	17,530	17,553	18,403	19,239	19,225	20,093
Reinsurance assumed gross premiums written	24	23	23	1,014	1,031	1,163	1,038	1,054	1,186

Total gross premiums written	1,733	1,695	1,713	18,544	18,584	19,566	20,277	20,279	21,279

Reinsurance ceded	–40	–39	–62	–1,642	–1,664	–1,821	–1,682	–1,703	–1,883

	1,693	1,656	1,651	16,902	16,920	17,745	18,595	18,576	19,396

Effect of reinsurance on non-life premiums earned

	2012	2011	2010
Direct gross premiums earned	1,731	1,699	1,718
Reinsurance assumed gross premiums earned	24	23	23

Total gross premiums earned	1,755	1,722	1,741

Reinsurance ceded	–40	–39	–62

	1,715	1,683	1,679

See Note 44 ‘Underwriting expenditure’ for disclosure on reinsurance ceded.

Notes to the consolidated financial statements continued

38 INVESTMENT INCOME

Investment income by banking and insurance operations

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Income from real estate investments	16	24	128	54	53	54	70	77	182
Dividend income	64	49	59	204	228	179	268	277	238

	80	73	187	258	281	233	338	354	420

Income from investments in debt securities				4,887	4,994	4,915	4,887	4,994	4,915
Income from loans
– unsecured loans				215	256	231	215	256	231
– mortgage loans				806	800	817	806	800	817
– policy loans				98	100	108	98	100	108
– other				249	–43	–319	249	–43	–319

Income from investments in debt securities and loans				6,255	6,107	5,752	6,255	6,107	5,752

Realised gains/losses on disposal of debt securities	209	91	150		22	–11	209	113	139
Impairments of available-for-sale debt securities	–16	–735	–146	–45	–750	–587	–61	–1,485	–733
Reversal of impairments of available-for-sale debt securities		74		8	5		8	79

Realised gains/losses and impairments of debt securities	193	–570	4	–37	–723	–598	156	–1,293	–594

Realised gains/losses on disposal of equity securities	367	39	338	443	379	141	810	418	479
Impairments of available-for-sale equity securities	–22	–65	–32	–143	–173	–37	–165	–238	–69

Realised gains/losses and impairments of equity securities	345	–26	306	300	206	104	645	180	410

Change in fair value of real estate investments	–11	–21	–50	–48	2	–51	–59	–19	–101

Investment income	607	–544	447	6,728	5,873	5,440	7,335	5,329	5,887

In 2012, ING sold all of its shares in Capital One Financial Corporation. The transaction resulted in a gain of EUR 323 million (before and after tax), and is recognised in Realised gains/losses on disposal of equity securities. Reference is made to Note 31 ‘Companies acquired and companies disposed’.

In 2011, an impairment of EUR 978 million was recognised on Greek government bonds and an impairment of EUR 189 million was recognised on subordinated debt from Irish banks. Both are included in Impairments of available-for-sale debt securities. Reference is made to the ‘Risk management’ section for further information on these impairments.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income. This can be specified for each segment as follows:

Impairments/ reversals of impairments on investments per segment

	Impairments			Reversal of impairments
	2012	2011	2010	2012	2011	2010
Retail Belgium	–1	–22
Retail Germany		–136
Retail Rest of World		–328	–107		30
Commercial Banking	–26	–301	–70		44
Insurance Benelux	–155	–410	–53
Insurance CRE		–338	–18
Insurance US	–31	–166	–553	8	5
Corporate Line Banking	–11	–13	–1
Corporate Line Insurance	–2	–9

	–226	–1,723	–802	8	79

Notes to the consolidated financial statements continued

39 RESULT ON DISPOSALS OF GROUP COMPANIES

Result on disposals of group companies

2012
ING Direct USA	743
ING Direct Canada	1,124
ING Direct UK	–260
Other	–3

1,604

Result on disposals of group companies

2011
Clarion Real Estate Securities	182
ING REIM Asia and Europe	245
ING Car Lease	347
Clarion Partners	39
Other	–12

801

The result on disposal of the Malaysian operations (2011: Latin American operations) is not included above but in the result on disposal of discontinued operations. Reference is made to Note 26 ‘Discontinued operations’

Result on disposals of group companies

2010
Asian Private Banking business	332
Swiss Private Banking business	73
ING Summit Industrial Fund LP	–26
Other	–69

310

In 2010, Other includes EUR –24 million related to the sale of certain associates. The remainder includes result on disposal of certain real estate funds and other disposals that are individually not significant.

Reference is made to Note 31 ‘Companies acquired and companies disposed’ for more details.

40 COMMISSION INCOME

Gross fee and commission income

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Funds transfer	956	916	861				956	916	861
Securities business	511	681	695				511	681	695
Insurance broking	164	161	190	403	366	348	567	527	538
Asset management fees	90	310	476	1,390	1,357	1,367	1,480	1,667	1,843
Brokerage and advisory fees	337	347	329	176	205	211	513	552	540
Other	1,008	1,013	965	81	474	240	1,089	1,487	1,205

	3,066	3,428	3,516	2,050	2,402	2,166	5,116	5,830	5,682

Asset management fees related to the management of investments held for the risk of policyholders of EUR 521 million (2011: EUR 486 million; 2010: EUR 358 million) are included in Commission income. The decrease in asset management fees in 2012 is explained by the sale of ING REIM in 2011.

Other includes commission fees of EUR 230 million (2011: EUR 183 million; 2010: EUR 171 million) in respect of bank guarantees and commission fees of EUR 17 million (2011: EUR 26 million; 2010: EUR 15 million) in respect of underwriting syndication loans.

Notes to the consolidated financial statements continued

Fee and commission expenses

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Funds transfer	336	313	257				336	313	257
Securities business	98	126	125				98	126	125
Management fees	9	10	19	33	57	174	42	67	193
Brokerage and advisory fees	85	68	70	315	285	307	400	353	377
Other	442	457	452	260	597	260	702	1,054	712

	970	974	923	608	939	741	1,578	1,913	1,664

41 VALUATION RESULTS ON NON-TRADING DERIVATIVES

Valuation results on non-trading derivatives

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Change in fair value of derivatives relating to
– fair value hedges	428	426	–84	18	–72	–69	446	354	–153
– cash flow hedges (ineffective portion)	17	–1	2	–11	–10	–19	6	–11	–17
– other non-trading derivatives	–858	–1,697	–1,315	–1,896	701	–667	–2,754	–996	–1,982

Net result on non-trading derivatives	–413	–1,272	–1,397	–1,889	619	–755	–2,302	–653	–2,152

Change in fair value of assets and liabilities (hedged items)	–320	–393	91	–25	58	66	–345	–335	157
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	–1,101	504	69	–27	102	91	–1,128	606	160

Net valuation results	–1,834	–1,161	–1,237	–1,941	779	–598	–3,775	–382	–1,835

Included in the Valuation results on non-trading derivatives are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. For insurance operations, these derivatives hedge exposures in Insurance contract liabilities. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. The change in fair value of the derivatives is largely offset by changes in Insurance contract liabilities, which are included in Underwriting expenditure. Reference is made to Note 44 ‘Underwriting expenditure’.

Valuation results on non-trading derivatives are reflected in the consolidated statement of cash flows in the line ‘Result before tax - Adjusted for: other’.

The Valuation results on assets and liabilities designated as at fair value through profit and loss includes fair value changes on private equity funds and certain issued debt securities. Valuation results on assets and liabilities designated as at fair value through profit and loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’. In 2012 and 2011 market conditions includes in particular credit spread developments.

42 NET TRADING INCOME

Net trading income

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Securities trading results	252	–133	231	91	36	180	343	–97	411
Foreign exchange transactions results	–142	–374	648	22	–11	–277	–120	–385	371
Derivatives trading results	899	882	174				899	882	174
Other	113	–49	64	–33	26	–65	80	–23	–1

	1,122	326	1,117	80	51	–162	1,202	377	955

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

Notes to the consolidated financial statements continued

The portion of trading gains and losses relating to trading securities still held as at 31 December 2012 amounts to EUR 118 million (2011: EUR –66 million; 2010: EUR 19 million).

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

Trading income mainly relates to trading assets and trading liabilities which include mainly assets and liabilities that are classified under IFRS as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING Bank offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING Bank provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS, these are related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING Bank as part of its own regular treasury activities, but also relate to the role that ING Bank plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS does not allow netting of these positions in the balance sheet. Reference is made to Note 3 ‘Financial assets at fair value through profit and loss’ and Note 20 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

43 OTHER INCOME

Other income

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net operating lease income	1	176	213				1	176	213
Income from real estate development projects	22	31	36				22	31	36
Other	–399	909	98	46	202	241	–353	1,111	339

	–376	1,116	347	46	202	241	–330	1,318	588

Net operating lease income comprises income of EUR 2 million (2011: EUR 772 million; 2010: EUR 1,000 million) and depreciation of EUR 1 million (2011: EUR 596 million; 2010: EUR 787 million).

In 2012, Other income – Other includes losses on disposal of Loans and advances to customers of EUR 618 million.

In 2011, Other includes a gain of EUR 955 million on the repurchase of subordinated loans as disclosed in Note 14 ‘Subordinated loans’.

44 UNDERWRITING EXPENDITURE

Underwriting expenditure

	2012	2011	2010
Gross underwriting expenditure
– before effect of investment result for risk of policyholders	24,465	27,507	27,299
– effect of investment result risk of policyholders	11,246	–186	10,120

	35,711	27,321	37,419
Investment result for risk of policyholders	–11,246	186	–10,120
Reinsurance recoveries	–1,833	–1,760	–1,620

Underwriting expenditure	22,632	25,747	25,679

The investment income and valuation results regarding investments for risk of policyholders is EUR 11,246 million (2011: EUR –186 million; 2010: EUR 10,120 million). This amount is not recognised in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but in Underwriting expenditure. As a result it is shown together with the equal amount of change in insurance provisions for risk of policyholders.

Notes to the consolidated financial statements continued

Underwriting expenditure by class

	2012	2011	2010
Expenditure from life underwriting
Reinsurance and retrocession premiums	1,642	1,664	1,822
Gross benefits	25,410	23,257	21,701
Reinsurance recoveries	–1,898	–1,751	–1,612
Change in life insurance provisions	–5,317	–816	–632
Costs of acquiring insurance business	592	1,265	2,150
Other underwriting expenditure	621	499	464
Profit sharing and rebates	102	216	325

	21,152	24,334	24,218

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	40	39	61
Gross claims	1,103	1,086	1,021
Reinsurance recoveries	65	–9	–8
Change in provision for unearned premiums	–22	–27	–27
Change in claims provision	109	5	44
Costs of acquiring insurance business	263	261	274
Other underwriting expenditure		–2

	1,558	1,353	1,365

Expenditure from investment contracts
Costs of acquiring investment contracts	2	3	5
Other changes in investment contract liabilities	–80	57	91

	–78	60	96

	22,632	25,747	25,679

Profit sharing and rebates

	2012	2011	2010
Distributions on account of interest or underwriting results	–28	21	9
Bonuses added to policies	67	108	159
Deferred profit sharing expense	63	87	157

	102	216	325

The total Cost of acquiring insurance business (life and non-life) and investment contracts amounted to EUR 857 million (2011: EUR 1,529 million; 2010: EUR 2,429 million). This includes amortisation and unlocking of DAC of EUR 1,066 million (2011: EUR 1,702 million; 2010: EUR 2,697 million) and the net amount of commissions paid of EUR 1,465 million (2011: EUR 1,414 million; 2010: EUR 1,294 million) and commissions capitalised in DAC of EUR 1,674 million (2011: EUR 1,587 million; 2010: EUR 1,562 million).

The total amount of commission paid and commission payable with regard to the insurance operations amounted to EUR 1,590 million (2011: EUR 1,634 million; 2010: EUR 1,633 million). This includes the commissions recognised in Costs of acquiring insurance business of EUR 1,465 million (2011: EUR 1,414 million; 2010: EUR 1,294 million) referred to above and commissions recognised in Other underwriting expenditure of EUR 125 million (2011: EUR 220 million; 2010: EUR 339 million). Other underwriting expenditure also includes reinsurance commissions received of EUR 14 million (2011: EUR 152 million; 2010: EUR 156 million).

In 2012, ‘Change in life insurance provisions’ includes an amount related to variable annuity assumption changes in the United States of approximately EUR –104 million. This charge relates to lapse-rate assumption refinements following an annual review of policyholder behaviour assumptions.

In 2011, ING has conducted a comprehensive review of its assumptions for the Insurance US Closed Block Variable Annuity (VA) business. The review showed that current US policyholder behaviour for Closed Block VA policies sold predominantly between 2003 and 2009 diverges from earlier assumptions made by ING, particularly given the ongoing volatility and challenging market circumstances. The assumptions for the US Closed Block VA were updated for lapses, mortality, annuitisation, and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The revisions bring the assumptions more in line with US policyholder experience and reflect to a much greater degree the market volatility of recent years. In conjunction, hedging is adjusted to reflect the revised assumptions. The assumption changes resulted in a charge of EUR 1,099 million, which is reflected in Underwriting expenditure and in the segment Insurance US Closed Block VA. This charge affects the deferred acquisition costs (amortisation and unlocking) for EUR 488 million and the insurance provision (effect of changes in other assumptions) for EUR 611 million. Reference is made to Note 10 ‘Deferred acquisition costs’ and Note 17 ‘Insurance and Investment contracts, reinsurance contracts’. The impact of the assumption adjustments includes a charge to restore the reserve adequacy to the 50% confidence level for the Insurance US Closed Block VA segment. Reference is made to Note 52 ‘Segments’.

Notes to the consolidated financial statements continued

In 2011, ING has completed a separate annual review of the policyholder behaviour assumptions for the VA Japan business, which has not resulted in material adjustments.

In 2010, ´Change in life insurance provisions´ includes an amount related to variable annuity assumption changes in the United States and Japan of approximately EUR 356 million. These assumptions were updated to reflect lower-than-expected surrenders on policies where the value of the benefit guarantees is significant.

Other underwriting expenditure from life underwriting in 2010 includes a EUR 975 million DAC write-off as explained in Note 52 ‘Segments’.

ING Group transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognised in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortised over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortised in 2012 was EUR 13 million (2011: EUR 14 million; 2010: EUR 17 million). The cumulative amortisation as at 31 December 2012 was EUR 161 million (2011: EUR 151 million; 2010: EUR 132 million). On 23 January 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.

ING Group transferred its US group reinsurance business to Reinsurance Group of America Inc. in 2010 by means of a reinsurance agreement. The transaction resulted in EUR 70 million ceding commission which is required to be recorded as a deferred gain and amortised over the life of the underlying business, starting in 2010 and gradually decreasing in subsequent years as the business tails off. The amount amortised in 2012 was EUR 1 million (2011: EUR 16 million; 2010: EUR 52 million). The cumulative amortisation as at 31 December 2012 was EUR 70 million (2011: EUR 69 million; 2010: EUR 52 million).

45 INTANGIBLE AMORTISATION AND OTHER IMPAIRMENTS

Intangible amortisation and (reversals of) impairments

	Impairment losses			Reversals of impairments			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Property and equipment	24	30	28	–7	–11	–5	17	19	23
Property development	161	216	400				161	216	400
Goodwill	48	32	540				48	32	540
Software and other intangible assets	7	50	31				7	50	31

(Reversals of) other impairments	240	328	999	–7	–11	–5	233	317	994

Amortisation of other intangible assets							48	52	66

							281	369	1,060

The 2012 impairments recognised on Property development relate to various real estate development projects (including mainly the United Kingdom, Belgium, Spain and Germany) due to worsening market conditions. In 2011, impairments on Property development were recognised due to the sale or termination of large projects in Germany, the Netherlands and on the reassessment of Dutch and Spanish real estate development projects. In 2010, impairments on Property development were recognised on a large number of Real Estate development projects in The Netherlands, Spain and the United States. The unfavourable economic circumstances in all regions resulted in lower expected sales prices.

In 2012, a goodwill impairment of EUR 48 million (2011: EUR 32 million; 2010: EUR 540 million) is recognised. Reference is made to Note 9 ‘Intangible assets’.

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.

Notes to the consolidated financial statements continued

46 STAFF EXPENSES

Staff expenses

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Salaries	3,418	3,705	3,836	1,384	1,348	1,369	4,802	5,053	5,205
Pension and other staff-related benefit costs	–26	171	199	58	66	97	32	237	296
Social security costs	532	525	532	141	132	150	673	657	682
Share-based compensation arrangements (1)	106	119	79	55	51	34	161	170	113
External employees	625	683	627	205	138	121	830	821	748
Education	63	69	61	18	17	8	81	86	69
Other staff costs	199	219	220	25	–23	22	224	196	242

	4,917	5,491	5,554	1,886	1,729	1,801	6,803	7,220	7,355

(1)

In 2011, the increase in Share-based compensation arrangements can be explained by ING’s implementation of a global deferral plan as well as regulatory developments which require payment of variable remuneration in stock in lieu of cash.

In 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for relevant employees amounts to EUR 21.9 million, which is included in the figures in the table above.

Number of employees

	Netherlands			International			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Continuing operations – average number of employees at full time equivalent basis (1)	24,940	26,332	27,750	61,520	65,658	65,242	86,460	91,990	92,992
Discontinued operations – average number of employees at full time equivalent basis				6,112	12,429	13,148	6,112	12,429	13,148

Total average number of employees at full time equivalent basis	24,940	26,332	27,750	67,632	78,087	78,390	92,572	104,419	106,140

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

Share-based compensation arrangements includes EUR 139 million (2011: EUR 146 million; 2010: EUR 84 million) relating to equity-settled share-based payment arrangements and EUR 22 million (2011: EUR 24 million; 2010: EUR 29 million) relating to cash-settled share-based payment arrangements.

Pension and other staff-related benefit costs

	Pension benefits			Post-employment benefits other than pensions			Other			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Current service cost	283	324	298	5	8	5	40	9	–2	328	341	301
Past service cost	–2	–8	–1		–4					–2	–12	–1
Interest cost	847	851	795	7	8	8	6	6	5	860	865	808
Expected return on assets	–870	–877	–886						1	–870	–877	–885
Amortisation of unrecognised past service cost		1			–1	–5						–5
Amortisation of unrecognised actuarial (gains)/losses	116	22	62	–1	–4	–9	4	1	1	119	19	54
Effect of curtailment or settlement	–424	–110	–7	–1						–425	–110	–7
Other	–10	–9	–15				–40	–16	–18	–50	–25	–33

Defined benefit plans	–60	194	246	10	7	–1	10	0	–13	–40	201	232

Defined contribution plans										72	36	64

										32	237	296

In 2012, a curtailment was recognised due to a change to a new pension scheme. Reference is made to Note 21 ‘Other liabilities’.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 34 ‘Related parties’.

Notes to the consolidated financial statements continued

Stock option and share plans

ING Groep N.V. has granted option rights on ING Groep N.V. shares and conditional rights on depositary receipts (share awards) for ING shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), and to a considerable number of employees of ING Group. The purpose of the option and share schemes, is to attract, retain and motivate senior executives and staff.

In 2012, ING granted three types of share awards, deferred shares, performance shares and upfront shares. The entitlement to the share awards was granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional. In addition to the employment condition, the performance shares contain a performance condition. The number of ING depositary receipts that would ultimately be granted at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares, with retention periods as soon as it becomes unconditional, were awarded to the Management Board members of ING Bank N.V. and ING Insurance Eurasia N.V., as well as Identified staff. ING has the authority to apply an hold back to awarded but unvested shares and a claw-back to vested shares.

In 2012 no share awards (2011: nil; 2010: nil) were granted to the members of the Executive Board of ING Groep N.V., 643,644 share awards (2011: 154,440; 2010: nil) were granted to the Management Boards of ING Bank, ING Insurance, Insurance Eurasia and ING U.S To senior management and other employees 19,802,692 share awards (2011: 20,135,968; 2010: 26,369,146) were granted.

Every year, the ING Group Executive Board decides whether the option and share schemes are to be continued and, if so, to what extent. In 2010 the Group Executive Board decided not to continue the option scheme as from 2011. The existing option schemes up and until 2010 will be run off in the coming years.

The option rights are valid for a period of five or ten years. Option rights that are not exercised within this period lapse. Option rights granted will remain valid until the expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a pre-determined continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Groep N.V. shares at the date on which the options are granted.

ING Group holds its own shares in order to fulfill its obligations with regard to the existing stock option plan. As at 31 December 2012, 26,429,948 own shares (2011: 42,126,329; 2010: 45,213,891) were held in connection with the option plan compared to 85,193,177 options outstanding (2011: 108,138,551; 2010: 124,836,694). In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the portfolio will be used to fund the obligations arising from exercise and vesting. Once all shares in the portfolio are used ING will fund these obligations by issuing new shares (subject to approval by Executive Board and Supervisory Board).

The obligations with regard to the share plans will in the future be funded either by cash, newly issued shares or remaining shares from the portfolio of own shares at the discretion of the holder.

Changes in option rights outstanding

	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2012	2011	2010	2012	2011	2010
Opening balance	108,138,551	124,836,694	122,334,486	15.20	15.73	17.31
Granted			19,434,097			7.35
Exercised	–3,490,981	–1,111,930	–1,070,630	2.90	3.97	3.03
Forfeited	–1,480,805	–2,698,596	–3,666,001	11.05	12.78	13.23
Expired	–17,973,588	–12,887,617	–12,195,258	19.92	22.03	20.52

Closing balance	85,193,177	108,138,551	124,836,694	14.77	15.20	15.73

As per 31 December 2012 total options outstanding consists of 70,135,050 options (2011: 90,620,708; 2010: 105,036,931) relating to equity-settled share-based payment arrangements and 15,058,127 options (2011: 17,517,843; 2010: 19,799,763) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2012 is EUR 6.15 (2011: EUR 8.09; 2010: EUR 7.46).

Notes to the consolidated financial statements continued

Changes in option rights non-vested

	Options non-vested (in numbers)			Weighted average grant date fair value (in euros)
	2012	2011	2010	2012	2011	2010
Opening balance	32,418,754	51,596,578	50,316,665	2.65	3.08	3.52
Granted			19,434,097			3.26
Vested	–15,815,049	–17,389,468	–15,415,108	2.03	3.90	4.70
Forfeited	–887,673	–1,788,356	–2,739,076	2.73	3.05	3.26

Closing balance	15,716,032	32,418,754	51,596,578	3.26	2.65	3.08

Summary of stock options outstanding and exercisable

2012 Range of exercise price in euros	Options outstanding as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	10,586,734	5.49	2.88	10,586,734	5.49	2.88
5.00 – 10.00	21,728,644	5.35	7.92	6,012,612	0.47	9.41
10.00 – 15.00	6,732,540	1.32	14.28	6,732,540	1.32	14.28
15.00 – 20.00	24,938,253	3.58	17.30	24,938,253	3.58	17.30
20.00 – 25.00	9,724,341	3.83	24.57	9,724,341	3.83	24.57
25.00 – 30.00	11,482,665	3.28	25.18	11,482,665	3.28	25.18

	85,193,177			69,477,145

Summary of stock options outstanding and exercisable

2011 Range of exercise price in euros	Options outstanding as at 31 December 2011	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2011	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	14,723,297	6.68	2.88
5.00 – 10.00	23,647,407	6.45	7.90	5,951,950	1.18	9.46
10.00 – 15.00	7,334,880	2.32	14.29	7,334,880	2.32	14.29
15.00 – 20.00	28,639,179	4.36	17.20	28,639,179	4.36	17.20
20.00 – 25.00	21,190,454	2.48	23.56	21,190,454	2.48	23.56
25.00 – 30.00	12,603,334	4.30	25.18	12,603,334	4.30	25.18

	108,138,551			75,719,797

Summary of stock options outstanding and exercisable

2010 Range of exercise price in euros	Options outstanding as at 31 December 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2010	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	16,367,971	7.71	2.88
5.00 – 10.00	25,482,740	7.45	7.88	6,379,628	2.18	9.36
10.00 – 15.00	9,585,723	2.61	14.37	9,353,997	2.48	14.37
15.00 – 20.00	31,328,453	5.21	17.35	15,434,684	3.54	17.88
20.00 – 25.00	22,663,374	3.58	23.60	22,663,374	3.58	23.60
25.00 – 30.00	19,408,433	3.58	25.77	19,408,433	3.58	25.77

	124,836,694			73,240,116

As at 31 December 2012, the aggregate intrinsic values of options outstanding and exercisable are EUR 44 million (2011: EUR 39 million) and EUR 44 million (2011: nil), respectively.

As at 31 December 2012, total unrecognised compensation costs related to stock options amounted to EUR 3 million (2011: EUR 24 million; 2010: EUR 65 million). These costs are expected to be recognised over a weighted average period of 0.2 years (2011: 1.1 years; 2010: 1.9 years). Cash received from stock option exercises for the year ended 31 December 2012 was EUR 8 million (2011: EUR 4 million; 2010: EUR 3 million).

The fair value of options granted is recognised as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined using a Monte Carlo simulation. This model takes the risk free interest rate into account (2.0% to 4.6%), as well as the expected life of the options granted (5 to 9 years), the exercise price, the current share price (EUR 2.90 – EUR 26.05), the expected volatility of the certificates of ING Groep N.V. shares (25% – 84%) and the expected dividends yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.

Notes to the consolidated financial statements continued

Changes in share awards

	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2012	2011	2010	2012	2011	2010
Opening balance	48,022,886	35,040,106	14,653,673	7.90	7.25	7.53
Granted	20,446,336	20,290,408	26,369,146	6.53	9.78	7.55
Performance effect	–1,274,485	–1,610,321	–1,507,307	9.41	11.27	13.92
Vested	–15,530,788	–3,636,399	–2,961,355	6.29	10.79	11.72
Forfeited	–2,247,317	–2,060,908	–1,514,051	8.23	7.56	7.13

Closing balance	49,416,632	48,022,886	35,040,106	7.78	7.90	7.25

As per 31 December 2012 the share awards consists of 43,632,814 share awards (2011: 41,150,790; 2010: 28,592,210) relating to equity-settled share-based payment arrangements and 5,783,818 share awards (2011: 6,872,096; 2010: 6,447,896) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted is recognised as an expense under staff expenses and is allocated over the vesting period of the share awards. The fair values of share awards containing a market based performance condition have been determined using a Monte Carlo simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current dividend yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.

As at 31 December 2012 total unrecognised compensation costs related to share awards amount to EUR 102 million (2011: EUR 149 million; 2010: EUR 158 million). These costs are expected to be recognised over a weighted average period of 1.2 years (2011: 1.5 years; 2010: 2.1 years).

47 OTHER INTEREST EXPENSES

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.

Other interest expenses include nil and nil dividends paid on preference shares and trust preferred securities (2011: nil and nil; 2010: nil and nil).

In 2012, total interest income and total interest expense for items not valued at fair value through profit and loss were EUR 40,063 million (2011: EUR 41,740 million; 2010: EUR 39,685 million) and EUR 22,218 million (2011: EUR 22,184 million; 2010: EUR 19,815 million) respectively. Net interest income of EUR 17,812 million is presented in the following lines in the profit and loss account.

Total net interest income

	2012	2011	2010
Interest result banking operations 36	11,883	13,449	13,323
Investment income – insurance operations 38	6,255	6,107	5,752
Other interest expenses	–326	–149	–183

	17,812	19,407	18,892

48 OTHER OPERATING EXPENSES

Other operating expenses

	Banking operations			Insurance operations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Depreciation of property and equipment	361	371	382	55	53	53	416	424	435
Amortisation of software	214	332	312	60	50	34	274	382	346
Computer costs	725	707	693	292	258	258	1,017	965	951
Office expenses	713	737	659	218	236	220	931	973	879
Travel and accommodation expenses	157	120	102	40	53	55	197	173	157
Advertising and public relations	496	594	591	66	68	73	562	662	664
External advisory fees	255	332	364	365	384	309	620	716	673
Postal charges	80	82	87				80	82	87
Addition/(releases) of provision for reorganisations and relocations	458	387	109	357	135	99	815	522	208
Other	1,257	736	796	412	481	561	1,669	1,217	1,357

	4,716	4,398	4,095	1,865	1,718	1,662	6,581	6,116	5,757

Notes to the consolidated financial statements continued

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 245 million (2011: EUR 150 million; 2010: EUR 192 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that materially affect the amount, timing and certainty of the consolidated cash flows of the Group.

For Addition/(releases) of provision for reorganisations and relocations reference is made to the disclosure on the reorganisation provision in Note 21 ‘Other liabilities’.

The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.

Other operating expenses – Other includes in 2012, amongst other, the settlement with US authorities of EUR 473 million as disclosed in Note 32 ‘Legal proceedings’ and the Netherlands bank tax of EUR 175 million.

Fees of Group’s auditors

	2012	2011	2010
Audit fees	37	37	35
Audit related fees	10	9	9
Tax fees	4	4	2
All other fees	1	1	1

Total	52	51	47

Fees as disclosed above relate to the network of the Group’s auditors.

49 TAXATION

Profit and loss account

Taxation on continuing operations by type

	Netherlands			International			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Current taxation	–184	18	295	1,110	985	720	926	1,003	1,015
Deferred taxation	–449	90	–106	101	–203	85	–348	–113	–21

	–633	108	189	1,211	782	805	578	890	994

The tax charge in the Netherlands decreased with EUR 741 million to EUR -633 million (2011: EUR 108 million), due to lower profits. A significant part of the profit in the Netherlands was non-taxable due to tax exempt divestments.

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate

	2012	2011	2010
Result before tax from continuing operations	3,040	4,038	3,053
Weighted average statutory tax rate	33.8%	25.4%	23.6%

Weighted average statutory tax amount	1,027	1,027	721

Associates exemption	–602	–329	–403
Other income not subject to tax	–227	–251	–128
Expenses not deductible for tax purposes	123	122	102
Impact on deferred tax from change in tax rates	36	15	8
Deferred tax benefit from previously unrecognised amounts	–6	–3
Current tax benefit from previously unrecognised amounts	–37	4
Write-off/reversal of deferred tax assets	305	280	737
Adjustment to prior periods	–41	25	–43

Effective tax amount	578	890	994

Effective tax rate	19.0%	22.0%	32.6%

The weighted average statutory tax rate in 2012 is higher than in 2011. This is mainly a result of differences in the composition of results before tax from continuing operations in 2012 and 2011. In 2012 relative more profits were taxable in countries with high tax rates, while relative more losses were incurred in countries with lower tax rates (as compared to 2011).

The weighted average statutory tax rate in 2011 compared to 2010 does not differ significantly.

The effective tax rate in 2012 was lower than the weighted average statutory tax rate. This is mainly caused by non-taxable income, which is partly offset by non-deductible expenses and write-offs of deferred tax assets.

Notes to the consolidated financial statements continued

The effective tax rate in 2011 was lower than the weighted average statutory tax rate. This is mainly caused by exempt income, which was only partly offset by non-deductible expenses and write-offs of deferred tax assets.

The effective tax rate in 2010 was higher than the weighted average statutory tax rate. This is caused by an off-setting effect of the write-offs of deferred tax assets (mainly in the United States) and the non-deductible expenses which exceeded tax exempt income and prior year adjustments.

Adjustment to prior periods in 2012 relates mainly to a tax settlement.

Adjustment to prior periods in 2011 relates to final tax assessments and other marginal corrections.

Adjustment to prior periods in 2010 relates mainly to a tax settlement.

Comprehensive income

Income tax related to components of other comprehensive income

	2012	2011	2010
Unrealised revaluations	–2,726	–873	–1,216
Realised gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	20	–291	8
Changes in cash flow hedge reserve	–225	–373	–194
Transfer to insurance liabilities/DAC	912	847	719
Exchange rate differences	–72	–39	8

Total income tax related to components of other comprehensive income	–2,091	–729	–675

50 EARNINGS PER ORDINARY SHARE

Earnings per ordinary share

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net result	3,259	4,740	2,367	3,796.1	3,783.7	3,781.5
Attribution to non-voting equity securities	–642	–1,520	–441

Basic earnings	2,617	3,220	1,926	3,796.1	3,783.7	3,781.5	0.69	0.85	0.51

Effect of dilutive instruments:
Stock option and share plans				6.3	5.4	6.6

				6.3	5.4	6.6

Diluted earnings	2,617	3,220	1,926	3,802.4	3,789.1	3,788.1	0.69	0.85	0.51

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

The attribution in 2012 includes the premium of EUR 375 million (2011: EUR 1,000 million) paid in relation to the repayment of the EUR 750 million (2011: EUR 2,000 million) non-voting equity securities.

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

The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2012, 2011 and 2010 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in the calculation of diluted earnings per share for these years.

Notes to the consolidated financial statements continued

Earnings per ordinary share from continuing operations

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Basic earnings	2,617	3,220	1,926	3,796.1	3,783.7	3,781.5
Less: Net result from discontinued operations	908	1,673	405

Basic earnings from continuing operations	1,709	1,547	1,521	3,796.1	3,783.7	3,781.5	0.45	0.41	0.40

Effect of dilutive instruments:
Stock option and share plans				6.3	5.4	6.6

				6.3	5.4	6.6

Diluted earnings from continuing operations	1,709	1,547	1,521	3,802.4	3,789.1	3,788.1	0.45	0.41	0.40

Earnings per ordinary share from discontinued operations

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net result from discontinued operations	550	678	405
Net result from classification as discontinued operations	–394
Net result from disposal of discontinued operations	752	995

Total net result from discontinued operations	908	1,673	405	3,796.1	3,783.7	3,781.5

Basic earnings from discontinued operations	908	1,673	405	3,796.1	3,783.7	3,781.5	0.24	0.44	0.11

Effect of dilutive instruments:
Stock option and share plans				6.3	5.4	6.6

				6.3	5.4	6.6

Diluted earnings from discontinued operations	908	1,673	405	3,802.4	3,789.1	3,788.1	0.24	0.44	0.11

51 DIVIDEND PER ORDINARY SHARE

In 2012, 2011 and 2010 no dividend was declared, therefore the dividend per ordinary share was nil. The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, not to pay a cash dividend for the year 2012.

52 SEGMENTS

a. General

ING Group’s segments relate to the internal segmentation by business lines. As of 2012 the internal management reporting structure for the banking operations was changed in order to improve transparency and to reflect the impact of the divestments of ING Direct USA and ING Real Estate Investment Management. The segments have changed accordingly. The comparatives have been adjusted to reflect the new segment structure for the banking operations. ING Group identifies the following segments:

Segments of ING Group

Banking	Insurance
Retail Netherlands	Insurance Benelux
Retail Belgium	Insurance Central & Rest of Europe (CRE)
Retail Germany	Insurance United States (US)
Retail Rest of World	Insurance US Closed Block VA
Commercial Banking	ING Investment Management (IM)

As disclosed in Note 26 ‘Discontinued operations’ in 2012 the segment Insurance Asia/Pacific ceased to exist.

Notes to the consolidated financial statements continued

In 2011, ING Group identified the following segments for banking operations: Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking (excluding Real Estate) and ING Real Estate.

Retail Banking Germany (previously part of ING Direct) is now a separate segment. The remainder of ING Direct is combined with Retail Central Europe and Retail Asia into one new segment Retail Rest of World. ING Real Estate is included in Commercial Banking.

The Executive Board of ING Groep N.V., the Management Board of ING Bank N.V., the Management Board of ING Insurance Eurasia N.V. and the Board of ING U.S., Inc. sets the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Groep N.V., the Management Board of ING Bank N.V., the Management Board of ING Insurance Eurasia N.V. and the Board of ING U.S., Inc.

The accounting policies of the segments are the same as those described under Accounting policies for the consolidated annual accounts. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive and Management Board. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Disclosures on comparative years also reflect the impact of current year’s divestments.

The following table specifies the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments

Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.
Retail Belgium	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
Retail Germany	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.
Retail Rest of World	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.
Commercial Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.
Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.
Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.
Insurance US	Income from life insurance and retirement services in the United States.
Insurance US Closed Block VA	Consists of ING’s Closed Block Variable Annuity business in the United States, which has been closed to new business since early 2010 and which is now being managed in run-off.
ING IM	Income from investment management activities.

In addition to these segments, ING Group reconciles the total segment results to the total result of ING Banking and ING Insurance using the Corporate Line Banking and Corporate Line Insurance. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. The Corporate Line Insurance contains items related to capital management, run-off portfolios, Corporate Reinsurance and remaining activities in Latin America.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

Notes to the consolidated financial statements continued

b. ING Group

Segments ING Group total

2012	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		20,277		20,277
– Net interest result – banking operations	11,712		–85	11,626
– Commission income	2,162	1,405		3,566
– Total investment and other income	–488	5,006	–61	4,457

Total underlying income	13,385	26,688	–147	39,927

Underlying expenditure
– Underwriting expenditure		22,574		22,574
– Operating expenses	8,690	3,310		12,000
– Other interest expenses		472	–147	326
– Additions to loan loss provision	2,122			2,122
– Other impairments	211	19		230

Total underlying expenses	11,023	26,377	–147	37,252

Underlying result before taxation	2,363	311		2,674
Taxation	760	–165		596
Minority interests	91	20		111

Underlying net result	1,512	456		1,968

Reconciliation between Underlying and IFRS-EU income, expenses and net result

2012	Income	Expenses	Net result
Underlying	39,927	37,252	1,968

Divestments	1,866	164	1,443
Special items	–4	1,332	–1,060

IFRS-EU (continuing operations)	41,788	38,748	2,351
Total net result from discontinued operations	9,140	8,026	908

IFRS-EU (continuing and discontinued operations)	50,928	46,774	3,259

Divestments in 2012, includes the gain on sale of ING Direct Canada of EUR 1,135 million, the gain on sale of ING Direct USA of EUR 489 million and the loss of EUR 260 million related to the announced sale of ING Direct UK.

Special items in 2012, includes costs mainly related to the strategic reorganisation measures taken in Retail Netherlands, Commercial Banking and the Insurance operations of approximately EUR 660 million, the separation and IPO preparation of Insurance of EUR 169 million, costs related to the final settlement with US authorities concerning transactions subject to sanctions by the US of EUR 386 million, which is partly offset by a pension curtailment of EUR 305 million following the new Dutch employee pension scheme announced in 2012.

Reference is made to Note 26 ‘Discontinued operations’ for information on discontinued operations.

Notes to the consolidated financial statements continued

Segments ING Group total

2011	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		20,279		20,279
– Net interest result – banking operations	11,975		–8	11,967
– Commission income	2,230	1,421		3,651
– Total investment and other income	–1,298	7,345	–342	5,705

Total underlying income	12,907	29,045	–350	41,601

Underlying expenditure
– Underwriting expenditure		25,747		25,747
– Operating expenses	8,517	3,078		11,595
– Other interest expenses		531	–350	181
– Additions to loan loss provision	1,336			1,336
– Other impairments	307	15		322

Total underlying expenses	10,161	29,370	–350	39,180

Underlying result before taxation	2,746	–325		2,421
Taxation	717	–99		618
Minority interests	79	4		83

Underlying net result	1,951	–230		1,720

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

2011	Income	Expenses	Net result
Underlying	41,601	39,180	1,720

Divestments	2,788	1,236	1,287
Special items	921	856	60

IFRS-IASB (continuing operations)	45,309	41,271	3,067
Total net result from discontinued operations	11,080	9,252	1,673

IFRS-IASB (continuing and discontinued operations)	56,389	50,522	4,740

Divestments in 2011 reflects the results on the sale of ING Real Estate Investment Management (REIM) and ING Car Lease as well as the operating result of the divested units.

Special items in 2011 includes costs for the Retail Netherlands change programme and strategic repositioning initiatives at Commercial Banking, additional costs for the combining of ING Bank and Postbank in the Netherlands, the transformation programme in Belgium, further restructuring at ING Real Estate following the sale of ING REIM, and costs related to the separation of Banking and Insurance, as well as an adjustment of the Illiquid Assets Back-up Facility based on higher prepayment behaviour in the underlying Alt-A securities and the result on the repurchase of subordinated loans executed in December 2011 as disclosed in Note 43 ‘Other income’ and Note 14 ‘Subordinated loans’.

Reference is made to Note 26 ‘Discontinued operations’ for information on discontinued operations.

Notes to the consolidated financial statements continued

Segments ING Group total

2010	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		21,279		21,279
– Net interest result – banking operations	11,958		–93	11,865
– Commission income	2,228	1,377		3,605
– Total investment and other income	483	5,356	–243	5,596

Total underlying income	14,669	28,013	–336	42,346

Underlying expenditure
– Underwriting expenditure		25,679		25,679
– Operating expenses	8,205	3,153		11,358
– Other interest expenses		519	–336	183
– Additions to loan loss provision	1,448			1,448
– Other impairments	461	19		480

Total underlying expenses	10,114	29,371	–336	39,149

Underlying result before taxation	4,555	–1,358		3,197
Taxation	1,092	–122		970
Minority interests	70	16		86

Underlying net result	3,394	–1,252		2,141

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

2010	Income	Expenses	Net result
Underlying	42,346	39,149	2,141

Divestments	2,492	1,362	880
Special items		1,274	–1,059

IFRS-IASB (continuing operations)	44,838	41,785	1,962
Total net result from discontinued operations	9,725	9,178	405

IFRS-IASB (continuing and discontinued operations)	54,563	50,964	2,367

Divestments in 2010 mainly relates to the sale of the three US independent retail broker-dealer units, the sale of the Private Banking businesses in Asia and Switzerland and to the sale of ING’s 50% stake in Summit Industrial Fund LP as well as the operating result of the in 2010 and 2011 divested units.

Special items in 2010 includes mainly restructuring expenses for the combining of the Dutch retail activities, the Belgium retail transformation program, the cost related to the separation of Banking and Insurance and the expenses related to the goodwill impairment in the United States of EUR 513 million (after tax) in 2010. Reference is made to Note 9 ‘Intangible assets’.

Reference is made to Note 26 ‘Discontinued operations’ for information on discontinued operations.

Notes to the consolidated financial statements continued

c. Banking activities

Segments Banking

2012	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,377	1,723	1,141	1,788	3,422	260	11,712
– Commission income	485	335	87	328	907	19	2,162
– Total investment and other income	35	136	–36	–381	–223	–19	–488

Total underlying income	3,897	2,194	1,193	1,735	4,107	260	13,385

Underlying expenditure
– Operating expenses	2,340	1,411	669	1,713	2,274	282	8,690
– Additions to loan loss provision	665	168	83	251	955		2,122
– Other impairments *	13	6			162	29	211

Total underlying expenses	3,018	1,586	752	1,965	3,391	311	11,023

Underlying result before taxation	878	609	441	–230	716	–50	2,363

Taxation	219	169	161	37	201	–26	760
Minority interests			1	66	23		91

Underlying net result	660	439	278	–333	492	–24	1,512

Divestments				1,449			1,449
Special items	–284	–22			–129	–193	–628

Net result (continuing operations)	376	417	278	1,116	362	–218	2,332

*	Analysed as a part of operating expenses.

Segments Banking

2011	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,612	1,606	1,247	1,829	3,739	–58	11,975
– Commission income	481	336	117	331	977	–13	2,230
– Total investment and other income	52	88	–230	–185	–1,075	50	–1,298

Total underlying income	4,145	2,031	1,134	1,975	3,641	–20	12,907

Underlying expenditure
– Operating expenses	2,399	1,425	649	1,635	2,317	91	8,517
– Additions to loan loss provision	457	145	91	167	477		1,336
– Other impairments *	29	6	–1	1	210	61	307

Total underlying expenses	2,885	1,577	740	1,803	3,004	153	10,161

Underlying result before taxation	1,261	455	395	172	637	–173	2,746

Taxation	317	108	134	37	129	–7	717
Minority interests			1	59	19		79

Underlying net result	944	347	259	76	490	–166	1,951

Divestments	12	2		408	873		1,295
Special items	–246	–12			–80	620	281

Net result (continuing operations)	710	337	259	484	1,283	454	3,527

*	Analysed as a part of operating expenses.

Notes to the consolidated financial statements continued

Segments Banking

2010	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,816	1,608	1,070	1,818	3,672	–25	11,958
– Commission income	498	345	118	342	939	–13	2,228
– Total investment and other income	–4	95	–17	32	144	232	483

Total underlying income	4,310	2,047	1,171	2,192	4,755	193	14,669

Underlying expenditure
– Operating expenses	2,337	1,345	607	1,547	2,258	111	8,205
– Additions to loan loss provision	560	160	120	118	490		1,448
– Other impairments *	39		3	1	385	34	461

Total underlying expenses	2,936	1,505	729	1,666	3,133	145	10,114

Underlying result before taxation	1,374	542	442	526	1,622	49	4,555

Taxation	361	91	139	143	359	–1	1,092
Minority interests		–6	1	42	33		70

Underlying net result	1,013	458	302	340	1,231	50	3,394

Divestments	16	75		739	56		886
Special items	–232	–13			–65	–30	–340

Net result (continuing operations)	797	520	302	1,079	1,221	20	3,940

*	Analysed as a part of operating expenses.

d. Insurance activities

With regard to insurance activities, ING Group analyses the underlying result through a margin analysis, which includes the following components:

•	Operating result; and

•	Non-operating items

Both are comprised of various sub-components. The total of operating result and non-operating items (gains/losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

To determine the operating result the following non-operating items are adjusted in the reported underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the profit and loss account; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, VA/FIA Guaranteed Benefit Reserve unlocking and DAC offset on gains/losses on debt securities.

The operating result for the life insurance business is also broken down into expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts but including dividends and coupons);

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States);

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs and it includes mortality, morbidity and surrender results; and

•	Non-modelled which is not significant and includes parts of the business for which no margins are provided.

As of the fourth quarter of 2010, the Legacy Variable Annuity segment in the US is reported and analysed separately from the other US business in the internal management reporting. Therefore as of 1 October 2010 ING reports the Insurance US Legacy VA business as a separate segment to improve transparency and ongoing business. ING Group’s accounting policy for reserve adequacy as set out in the Accounting policies for the consolidated annual accounts of ING Group requires each segment to be adequate at the 50% confidence level. The separation of the Legacy VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Insurance US Closed Block VA segment to the 50% level. This charge is reflected as a DAC write-off of EUR 975 million before tax. For 2011 the impact of the assumption adjustments includes a charge of EUR 177 million to restore the reserve adequacy of the Insurance US Closed Block VA segment to the 50% level at 31 December 2011. Reference is made to Note 44 ‘Underwriting expenditure’.

Notes to the consolidated financial statements continued

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

There are several key inputs to the reserve adequacy testing. The liability assumptions are based on management’s best estimate of policyholder behaviour, which is reviewed periodically, but at least annually. Stochastic scenario simulations are incorporated based on management’s long-term view of equity markets and interest rates. The hedging program is based on our current approach to managing the risk of the business. Finally, current market conditions impact the results of the test as both reserves and the present value of cash flows are sensitive to market interest rates. Any changes in the items above may have a potentially material impact to the results of the reserve adequacy test.

A net reserve inadequacy exists using a prudent (90%) confidence level for the segment Insurance US Closed Block VA. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

Segments Insurance

2012	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	604	59	1,087	7	–1		1,757
Fees and premium based revenues	593	430	1,188	100	824		3,135
Technical margin	177	175	42	21			414
Income non-modelled life business		20					20

Life & ING IM operating income	1,374	684	2,316	128	823		5,325

Administrative expenses	601	285	882	99	661		2,529
DAC amortisation and trail commissions	192	221	732	151	2		1,299

Life & ING IM expenses	793	506	1,614	250	664		3,827

Life & ING IM operating result	581	178	702	–122	159		1,498

Non-life operating result	82	6					89
Corporate Line operating result						–491	–491

Operating result	663	184	702	–122	159	–491	1,095

Gains/losses and impairments	92	–35	36	16	1	9	119
Revaluations	–316	22	161		40	–34	–126
Market & other impacts	–530	–1	29	–274			–776

Underlying result before tax	–91	170	928	–379	200	–516	311

Taxation	–114	42	283	–267	56	–164	–165
Minority interests	12	9			8	–9	20

Underlying net result	11	120	645	–112	136	–343	456

Divestments	–19					13	–6
Special items	–279	–24	–65		–4	–60	–432

Net result (continuing operations)	–287	96	580	–112	132	–390	18
Net result (discontinued operations)							550
Net result (classification as discontinued operations)							–394
Net result (disposal of discontinued operations)							752

Net result							927

Notes to the consolidated financial statements continued

Segments Insurance

2011	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	666	72	892	28	2		1,660
Fees and premium based revenues	584	462	1,064	168	783		3,061
Technical margin	315	169	77	28			589
Income non-modelled life business	36	9					45

Life & ING IM operating income	1,601	712	2,033	224	785		5,354

Administrative expenses	593	308	742	81	594		2,319
DAC amortisation and trail commissions	213	202	625	123	3		1,167

Life & ING IM expenses	807	510	1,367	205	597		3,485

Life & ING IM operating result	794	201	666	20	187		1,869

Non-life operating result	179	5					184
Corporate Line operating result						–394	–394

Operating result	973	206	666	20	187	–394	1,658

Gains/losses and impairments	–47	–404	–171	2	5	6	–609
Revaluations	62	–1	159	1	6	–21	206
Market & other impacts	–250		–36	–1,295			–1,581

Underlying result before tax	739	–198	618	–1,273	198	–410	–325

Taxation	69	20	–22	–221	71	–16	–99
Minority interests	4	10				–10	4

Underlying net result	666	–229	641	–1,052	127	–384	–230

Divestments						–9	–9
Special items	–104	–77	–44		–8	11	–222

Net result (continuing operations)	562	–306	597	–1,052	119	–381	–461
Net result (discontinued operations)							678
Net result (disposal of discontinued operations)							995

Net result							1,212

Notes to the consolidated financial statements continued

Segments Insurance

2010	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	456	77	827	–11	–1		1,348
Fees and premium based revenues	578	501	1,060	121	741		3,002
Technical margin	243	149	201	9			603
Income non-modelled life business	40	16					56

Life & ING IM operating income	1,318	744	2,089	119	740		5,009

Administrative expenses	568	262	904	77	611		2,421
DAC amortisation and trail commissions	230	197	620	–7	3		1,043

Life & ING IM expenses	798	459	1,524	70	614		3,464

Life & ING IM operating result	521	285	565	49	126		1,545

Non-life operating result	156	7					163
Corporate Line operating result						–631	–631

Operating result	677	292	565	49	126	–631	1,077

Gains/losses and impairments	14	–29	–568	22	3	–11	–568
Revaluations	60		490	3	–3	–106	444
Market & other impacts	24	–10	–177	–2,149			–2,311

Underlying result before tax	775	254	310	–2,075	126	–748	–1,358

Taxation	130	63	–155	–57	52	–156	–122
Minority interests	15	10				–9	16

Underlying net result	630	180	465	–2,018	74	–583	–1,252

Divestments	4	–4	–12			6	–7
Special items	–33	–46	–66		–34	–539	–719

Net result (continuing operations)	601	130	386	–2,018	40	–1,116	–1,977
Net result (discontinued operations)							405

Net result							–1,572

Interest income and interest expenses breakdown by segments Banking

2012	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Interest income	7,986	2,684	3,738	6,976	36,922	2,991	61,297
Interest expense	1,952	997	2,676	4,996	34,047	4,661	49,329

	6,034	1,687	1,062	1,980	2,875	–1,670	11,968

Interest income and interest expenses breakdown by segments Insurance

2012	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,061	341	3,298	133	30	392	6,255
Interest expense	18	–2	29		2	279	326

	2,043	343	3,269	133	28	113	5,929

Interest income and interest expenses

2012	Total Banking	Total Insurance	Eliminations	Total external
Interest income	61,297	6,255	–1,295	66,257
Interest expense	49,329	326	–1,210	48,445

	11,968	5,929	–85	17,812

Notes to the consolidated financial statements continued

Interest income and interest expenses breakdown by segments Banking

2011	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Interest income	8,169	2,959	3,688	8,856	39,997	2,512	66,181
Interest expense	1,708	1,202	2,411	5,619	37,534	4,251	52,724

	6,461	1,757	1,277	3,237	2,463	–1,739	13,457

Interest income and interest expenses breakdown by segments Insurance

2011	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,216	355	3,224	205	9	99	6,107
Interest expense	32	–2	7		4	108	149

	2,184	357	3,217	205	5	–9	5,959

Interest income and interest expenses

2011	Total Banking	Total Insurance	Eliminations	Total external
Interest income	66,181	6,107	–1,532	70,756
Interest expense	52,724	149	–1,524	51,349

	13,457	5,958	–8	19,407

Interest income and interest expenses breakdown by segments Banking

2010	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Interest income	7,916	3,093	2,665	9,391	44,265	2,357	69,687
Interest expense	1,524	1,015	1,471	5,917	42,772	3,572	56,271

	6,392	2,078	1,194	3,474	1,493	–1,215	13,416

Interest income and interest expenses breakdown by segments Insurance

2010	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,138	359	3,379	28	7	–159	5,752
Interest expense	26	–2	55	5	4	95	183

	2,112	361	3,324	23	3	–254	5,569

Interest income and interest expenses

2010	Total Banking	Total Insurance	Eliminations	Total external
Interest income	69,687	5,752	–1,353	74,086
Interest expense	56,271	183	–1,260	55,194

	13,416	5,569	–93	18,892

IFRS-IASB balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker. IFRS-IASB balance sheet information is prepared, and disclosed below, for the Banking operations as a whole and for the Insurance operations as a whole and by segment.

Notes to the consolidated financial statements continued

Total assets and Total liabilities by segment

	2012		2011		2010
	Total assets	Total liabilities	Total assets	Total liabilities	Total assets	Total liabilities
Insurance Benelux	98,748	86,381	96,067	83,756	92,614	83,472
Insurance CRE	13,074	11,725	11,729	10,724	12,671	11,288
Insurance US	121,145	108,777	118,329	106,696	114,218	102,781
Insurance US Closed Block VA	39,476	37,272	41,362	38,771	42,477	40,254
Insurance Latin America (1)					3,162	1,557
Insurance Asia/Pacific (1)	59,673	53,711	62,281	56,713	57,029	52,332
ING IM	1,378	505	1,385	605	2,033	1,184
Corporate Line Insurance	50,864	23,330	55,684	29,667	46,595	24,960

Total Insurance segments	384,357	321,701	386,837	326,932	370,799	317,828
Eliminations Insurance segments	–44,844	–9,676	–51,349	–15,123	–45,046	–12,490

Total Insurance operations	339,513	312,025	335,488	311,809	325,753	305,338

Total Banking operations	858,888	806,265	979,405	933,252	951,006	907,658
Eliminations	–36,273	–9,004	–41,313	–17,710	–34,020	–13,705

Total ING Group	1,162,128	1,109,286	1,273,580	1,227,351	1,242,739	1,199,291

(1)	Assets and liabilities from discontinued operations (2012: Asia and 2010: Latin America) are included in the segment in which it was originally included.

Further balance sheet related information for the banking operations is provided by segment in the section ‘Risk Management’.

53 INFORMATION ON GEOGRAPHICAL AREAS

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

Geographical areas

2012	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	13,786	4,271	6,626	16,180	64	766	453		–358	41,788

Total assets	637,279	183,165	341,522	226,101	2,051	109,672	43,247	220	–381,129	1,162,128

Geographical areas

2011	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	17,877	3,795	7,446	17,701	44	897	525		–2,977	45,309

Total assets	653,068	180,491	323,747	351,630	9,685	114,657	43,652	207	–403,557	1,273,580

Geographical areas

2010	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	16,432	4,352	7,854	17,431	180	784	427		–2,622	44,838

Total assets	638,896	161,781	326,179	338,690	16,720	104,016	44,062	153	–387,757	1,242,739

54 NET CASH FLOW FROM INVESTING ACTIVITIES

Information on the impact of companies acquired or disposed is presented in Note 31 ‘Companies acquired and companies disposed’.

Notes to the consolidated financial statements continued

55 INTEREST AND DIVIDEND INCLUDED IN NET CASH FLOW

Interest and dividend received and paid

	2012	2011	2010
Interest received	68,570	73,947	77,541
Interest paid	–49,487	–53,113	–59,329

	19,083	20,834	18,212

Dividend received	350	485	500

56 CASH AND CASH EQUIVALENTS

Cash and cash equivalents

	2012	2011	2010
Treasury bills and other eligible bills	518	2,611	4,441
Amounts due from/to banks	4,633	–4,505	3,227
Cash and balances with central banks	17,657	31,194	13,072
Cash and cash equivalents classified as Assets held for sale	1,342	4,980	28

Cash and cash equivalents at end of year	24,150	34,280	20,768

Treasury bills and other eligible bills included in cash and cash equivalents

	2012	2011	2010
Treasury bills and other eligible bills included in trading assets	79	1,471	1,697
Treasury bills and other eligible bills included in available-for-sale investments	439	1,140	2,744

	518	2,611	4,441

Amounts due to/from banks

	2012	2011	2010
Included in cash and cash equivalents:
– amounts due to banks	–12,147	–19,122	–12,898
– amounts due from banks	16,780	14,617	16,125

	4,633	–4,505	3,227

Not included in cash and cash equivalents:
– amounts due to banks	–26,557	–53,111	–59,954
– amounts due from banks	22,273	30,706	35,703

	–4,284	–22,405	–24,251

Total as included in balance sheet:
– amounts due to banks	–38,704	–72,233	–72,852
– amounts due from banks	39,053	45,323	51,828

	349	–26,910	–21,024

Cash and cash equivalents includes amount due to/from banks with a term of less than three months from the date on which they were acquired.

ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.

57 SUBSEQUENT EVENTS

On 1 February 2013, the nationalisation of SNS Reaal, a Dutch financial institution, was announced. As a consequence of the arrangements made by the Dutch government, ING Bank and other Dutch banks will be required to pay a one-time levy of EUR 1 billion in 2014. For ING, based on current limited information, this is estimated to result in a charge of EUR 300-350 million. ING will carefully assess further details on form, amount and timing of the levy as they become available.

Notes to the consolidated financial statements continued

2.1.1 RISK MANAGEMENT

CONTENTS RISK MANAGEMENT

Group Risk Management

Mission and objectives	F-132
Group risk management function	F-132
Risk developments in 2012	F-132

Bank Risk Management

Insurance Risk Management

Notes to the consolidated financial statements continued

RISK MANAGEMENT ING GROUP

Taking measured risks is the core of ING Group’s business. As a financial services company active in banking, investments, life and non-life insurance and retirement services, ING Group is naturally exposed to a variety of risks.

To ensure measured risk-taking throughout the organisation, ING Group operates through a comprehensive risk management framework and integrated risk management in its daily business activities and strategic planning. This ensures the identification, measurement and control of risks at all levels of the organisation so that ING Group’s financial strength is safeguarded.

Risk management formulates with the various management boards the risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout ING Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate and foreign exchange risks), insurance risk, liquidity & funding risk and business risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this risk management section.

As a result of the decision to manage ING Bank and ING Insurance separately, ING has implemented two distinct risk appetite frameworks for both Bank and Insurance. The common concept however is that risk appetite is expressed as the tolerance to allow key capital and liquidity ratios to deviate from their target levels under adverse scenarios. These frameworks are discussed in more detail in the specific chapters of this risk management section.

Both ING Bank and ING Insurance need to prepare for significant changes in the regulatory requirements. For ING Bank the most important one is the implementation of Basel III (for European banks as ING implemented via Capital Requirements Directive (CRD) IV), while ING Insurance runs an extensive program to allow the implementation of Solvency II (which is the fundamental reform of European insurance solvency and risk governance legislation; announced to be effective as of 1 January 2014 but delays in legislation imply that it will not be effective before 1 January 2016). Additionally, both in Bank and Insurance, ING continued its stress testing efforts, with stress testing becoming more important and more embedded in the risk culture.

MISSION AND OBJECTIVES

The mission of ING Group’s risk management function is to have a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Group’s business processes. The following principles support this mission:

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines are monitored;

•	ING’s risk profile is transparent, managed to avoid surprises, and is consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management.

Risk management benefits ING and its stakeholders directly by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital and funding is reduced by working closely with rating agencies and regulators in satisfying their requirements in aligning capital and liquidity to risks. Risk Management helps business units with lower funding costs, the latest risk management tools and skills, and lower strategic risk, allowing them to focus on their core expertise with the goal of keeping ING’s businesses competitive in their markets.

GROUP RISK MANAGEMENT FUNCTION

The ING Group CRO is supported by the Risk functions of ING Group and by the Group functions Corporate Legal and the Functional Controller Insurance. As a result of the decision to manage ING Bank and ING Insurance separately, ING Group Chief Risk Officer has delegated day-to-day Risk Management within ING Bank, ING Insurance Eurasia and ING Insurance US to the respective (Deputy) CROs. The remaining Risk functions that are specific for the Group function have been delegated to ING Bank.

ING Group uses an integrated risk management approach for both its banking activities and for its insurance activities. With the operational separation of ING Bank and ING Insurance, the focus of ING’s risk management practices is now located in the bank and insurance companies. The remainder of this Risk paragraph discusses these practices for ING Group, ING Bank, ING Insurance Eurasia and ING Insurance US, respectively.

RISK DEVELOPMENTS IN 2012

Monitoring exposures and Eurozone developments

The problems in the Eurozone have been a top priority for risk management throughout 2012, and will continue to be a top priority in 2013. ING closely monitors the exposures in debt securities, lending and credit derivatives in the involved countries, and regularly assesses whether the positions still fit with its risk appetite. This assessment is supported by internal stress tests.

Throughout 2012 ING has continued to de-risk its balance sheet, including reducing its positions in especially covered bonds, ABS securities and Real Estate investments for some of the weaker countries as a result of these risk analyses.

Notes to the consolidated financial statements continued

Several European countries have been downgraded in 2012. But there have also been some positive developments related to the Eurozone crisis. Financial markets rallied due to amongst others the Long-term Refinancing Operations from the ECB and better than expected economic data. Credit spreads for some of the involved countries tightened significantly. On 21 February 2012 a new common understanding on key terms of a voluntary exchange of privately held Greek government bonds was reached. In March 2012 the Treaty of Stability, Coordination and Governance (‘Fiscal Treaty’) was signed by 25 EU member states. The treaty encourages greater long term fiscal responsibility on the part of the individual member states and bolsters market confidence in the Euro and European sovereign debt. In the summer of 2012 the chairman of the ECB announced that ECB would take any appropriate action that was deemed necessary to ensure the stability of the Euro. These measures helped to calm down the situation at the global financial markets and government bond rates (and consequent CDS spreads) of peripheral countries decreased to more manageable levels.

Nevertheless, despite these positive signs the Eurozone is not yet out of the doldrums, as many of the fundamental problems still remain. There is no guarantee that the weaker countries will succeed in making their economies more competitive, which is a prerequisite for long-term debt sustainability. Risks and concerns about the debt crisis in Europe, as well as the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European financial institutions, including ING.

Greece, Italy, Ireland, Portugal, Spain and Cyprus

In the first half of 2010 concerns arose regarding the creditworthiness of several southern European countries, which later spread to a few other European countries. As a result of these concerns the fair value of sovereign debt decreased and those exposures were being monitored more closely. With regard to the sovereign debt crisis, ING’s main focus is on Greece, Italy, Ireland, Portugal, Spain and Cyprus as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the ECB via government bond purchases in the secondary market. Within these countries, ING’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds. Further details are included in Note 4 ‘Investments’.

The table below provides information on ING’s risk exposure with regard to Greece, Italy, Ireland, Portugal and Spain. Unless otherwise indicated, the amounts represent risk exposure values and exposures are included based on the country of residence of the direct Obligor to which ING has primary recourse of repayment of the obligations, except most RMBS, which exposures are based on country of risk. Cyprus is not included in the table below as the net credit risk linked to Cyprus is not material for ING Bank and ING Insurance/IM has no credit risk linked to Cyprus.

During 2012, ING further improved the scope and the presentation of the disclosures of exposure on Greece, Italy, Ireland, Portugal and Spain. Furthermore, certain definitions have been improved and/or aligned. Comparative figures as per 31 December 2011 have been amended. The changes mainly relate to the inclusion of Pre-settlement exposures, the presentation of trading and banking book CDS exposure, the definitions and scope of Real Estate and ABS exposure (from ‘country of residence’ to ‘country of risk’) and the classification of corporate bonds. In total these restatements did not have a material impact on ING’s exposure on Greece, Italy, Ireland, Portugal and Spain.

Notes to the consolidated financial statements continued

Greece, Italy, Ireland, Portugal and Spain – Total risk exposures (1)

	31 December 2012
	Greece	Italy	Ireland	Portugal	Spain	Total
Residential mortgages and other consumer lending	14	7,531	6	4	9,680	17,235
Corporate Lending	287	8,441	705	1,015	5,733	16,181
Financial institutions Lending	0	227	4	76	626	933
Government Lending	0	203	0	0	35	238

Total Lending	301	16,402	715	1,095	16,074	34,587

RMBS	95	997	267	553	2,846	4,758
CMBS	0	0	12	0	0	12
Other ABS	0	180	218	49	171	618
Corporate Bonds	0	509	642	67	319	1,537
Covered Bonds	0	245	370	153	11,780	12,548
Financial Institutions’ bonds (unsecured)	0	527	74	56	84	741
Government Bonds	43	2,474	53	633	1,308	4,511
CDS exposures in banking book (2)	0	0	0	0	–390	–390

Total Debt Securities	138	4,932	1,636	1,511	16,118	24,335

Real Estate (3)	21	380	0	217	610	1,228

Trading excluding CDS exposures	0	450	28	8	454	940
Sold CDS protection	0	1	1	1	7	10
Bought CDS protection	–2	–22	–11	–1	–51	–87

Trading including CDS protection	–2	429	18	8	410	863

Undrawn committed facilities	166	1,287	258	181	2,780	4,672
Pre-settlement exposures (4)	80	516	343	41	953	1,933

Total risk exposure	704	23,946	2,970	3,053	36,945	67,618

Footnote: Total risk exposure to companies registered in Cyprus was approximately EUR 0.9 billion as per 31 December 2012, which consisted mostly of corporate lending (EUR 0.7 billion) and Financial Markets trades (EUR 0.1 billion). Majority of the corporate lending risk exposures were either deals with country of risk outside of Cyprus, Letter of credits or Trade Commodity Finance with maturity less than 3 months. Therefore, net credit risk linked to Cyprus is not material for ING Bank. ING Insurance/IM has no credit risk linked to Cyprus.

(1)

The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 4 ‘Investments’ of the annual accounts.

(2)	At the end of 2012 ING Bank holds CDS protection (notional value) on the Spanish government, Financial Institutions and covered bonds.
(3)

Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.

(4)

Pre-settlement exposure is exposure to dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility.

Notes to the consolidated financial statements continued

Greece, Italy, Ireland, Portugal and Spain – Total risk exposures (1)

	31 December 2011
	Greece	Italy	Ireland	Portugal	Spain	Total
Residential mortgages and other consumer lending	14	7,027	4	3	9,176	16,224
Corporate Lending	307	9,061	502	996	7,092	17,958
Financial institutions Lending	6	853	57	139	2,038	3,093
Government Lending		195			55	250

Total Lending	327	17,136	563	1,138	18,361	37,525

RMBS	127	1,315	1,094	752	4,131	7,419
CMBS			310			310
Other ABS		400	371	101	170	1,042
Corporate Bonds		641	654	68	483	1,846
Covered Bonds (2)		236	350	172	16,835	17,593
Financial Institutions’ bonds (unsecured)		769	249	164	366	1,548
Government Bonds	254	2,557	54	809	1,508	5,182

Total Debt Securities	381	5,918	3,082	2,066	23,493	34,940

Real Estate (2)	36	429		245	632	1,342
Trading excluding CDS exposures		569	33	7	261	870
Sold CDS protection		9	1		64	74
Bought CDS protection	–3	–29			–13	–45

Trading including CDS protection	–3	549	34	7	312	899

Undrawn committed facilities	411	1,229	523	140	2,302	4,605
Pre-settlement exposures (3)	70	670	425	14	909	2,088

Total risk exposure	1,222	25,931	4,627	3,610	46,009	81,399

Footnote: Total risk exposures to companies registered in Cyprus were approximately EUR 1 billion as per 31 December 2011, which consisted mostly of corporate lending (EUR 0.6 billion) and Financial Markets trades (EUR 0.3 billion). Majority of the corporate lending risk exposures were either deals with country of risk outside of Cyprus, Letter of credits or Trade Commodity Finance with maturity less than 3 months. Therefore, net credit risk linked to Cyprus is not material for ING Bank.

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

(3)

Pre-settlement exposure is exposure to dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility.

Total exposure to the GIIPS countries was reduced by EUR 13,781 million in 2012. ING Group completed the planned de-risking of its investment portfolio in the fourth quarter of 2012 as part of its balance sheet optimisation programme. ING reduced its exposure in debt securities, with covered bonds going down by EUR 5,045 million and RMBS position diminishing by EUR 2,661 million, and its lending portfolio with a decrease of EUR 2,938 million, driven by Financial Institutions lending by EUR 2,159 million and corporate lending by EUR 1,777 million, and partially offset by an increase in residential mortgages and other consumer lending by EUR 1,011 million.

Greece

On 21 July 2011 a Private Sector Involvement to support Greece was announced. This initiative involved a voluntary exchange of existing Greek government bonds together with a Buyback Facility. On 12 March 2012, the agreement under the Private Sector Initiative (‘PSI’) to exchange Greek Government bonds into new instruments was executed. Under this exchange, ING received new listed Greek Government bonds, listed European Financial Stability Facility (‘EFSF’) notes and listed short-term EFSF notes. Furthermore, ING received listed GDP-linked securities issued by Greece. In July 2012 ING Bank sold all its Greek government bonds to ING Insurance.

Total exposure to Greece declined by EUR 518 million in 2012 mainly due to a reduction of debt securities with EUR 243 million and undrawn committed facilities with EUR 245 million. The decrease in debt securities was mainly in the government bonds (EUR 211 million).

ING Bank does not have a bank operation in Greece but does serve a limited number of mostly international companies which have their domicile in Greece. Many of these companies are dependent on cash flows that are based outside Greece. ING Insurance Eurasia has direct Greek exposure given the Greek based insurance entity.

Italy

Total exposure to Italy decreased by EUR 1,985 million in 2012 mainly in the lending book by EUR 734 million to EUR 16,402 million and in debt securities by EUR 986 million to EUR 4,932 million.

Notes to the consolidated financial statements continued

The decrease in lending exposure was driven by a EUR 1,247 million reduction in financial institutions and corporate lending partially offset by an increase in residential mortgages and other consumer lending of EUR 504 million. The debt securities went down mainly in ABS portfolio by EUR 538 million and financial institutions bonds by EUR 241 million.

Ireland

Total exposure to Ireland declined by EUR 1,657 million in 2012 mainly due to a reduction of debt securities with EUR 1,446 million. The decrease in debt securities was mainly in the ABS portfolio (EUR 1,278 million decrease) and financial institutions bonds (EUR 175 million reduction).

In addition to the above exposures on Ireland, ING Insurance has Irish reinsurance exposure of EUR 1,578 million. This mainly includes reinsurance through an Irish subsidiary of a large European Reinsurance group.

Portugal

Total exposure to Portugal declined by EUR 557 million in 2012 mainly in debt securities by EUR 555 million. The decrease was mainly in the ABS portfolio (EUR 252 million), government bonds (EUR 176 million) and financial institutions bonds (EUR 108 million).

Spain

ING’s total exposure to Spain was reduced by EUR 9,065 million in 2012 to EUR 36,944 million. The lending book declined by EUR 2,287 million to EUR 16,074 million. This decrease was driven by a EUR 1,412 million reduction in financial Institutions lending and EUR 1,359 million in corporate lending, and partly offset by a EUR 504 million increase in residential mortgages and other consumer lending. The debt securities portfolio decreased by EUR 7,375 million mainly due to a decrease in RMBS by EUR 1,285 million and covered bonds by EUR 5,055 million.

Derivatives

In these countries, ING Bank has limited derivative exposure and largely enters derivative transactions to help clients reduce exposure to interest and currency movements. Many of these transactions are covered either via CSA agreements or as part of the collateral of the underlying financing. The key credit risk ING Bank faces in these derivative transactions is movements in markets creating an uncollateralised exposure to a counterparty or that the collateral is not sufficient. ING monitors these mark to market movements on a daily basis.

Impact of low interest rate environment

Interest rates in the Eurozone but also in the other main home countries decreased from already low levels to unprecedented low levels. Central bank rates are still at very low levels, thereby negatively impacting the short term money market rates, and also long term rates decreased to very low levels last year. The on-going Eurozone crisis in combination with doubts on the growth potential of the world economy were the main reasons for this development.

Impact for ING Bank

The typical interest rate position for ING Bank implies that the duration of the assets is somewhat higher than the duration of the liabilities. Given this mismatch, decreasing interest rates are initially favourable for ING Bank’s income: liabilities re-price quicker than assets, and therefore the average coupon of liabilities adapts quicker to lower interest rates. This should support ING Bank’s interest rate margin and subsequently our interest income.

However, the current situation of low interest rates levels is there since the eruption of the financial crisis. Therefore interest rates are on a low level for more than 4 years now. A sustained low interest rate environment can put ING Bank’s interest income under pressure. New client assets are produced at lower rates, which impacts the average yield in the credit portfolio, but also implies lower prepayment rates and thus lengthening of the portfolio duration. This results in lower yielding assets that reprice more slowly. On the other side of the balance sheet savings coupons do not reflect the low interest rate environment fully. Due to high liquidity spreads as a consequence of the crisis and strong competition in the savings market savings coupons only marginally track lower interest rates. On balance these factors may put ING Bank’s interest rate margin under pressure. This situation will endure until structural economic recovery, which will lead to an environment with interest rate increases. As there is much uncertainty when this period of recovery will emerge, ING Bank closely monitors markets in order to be positioned adequately in anticipation of either a prolonged period of a low interest rates or a potential increase of short term and long term interest rates.

Impact ING Insurance Eurasia and US

Since we are mainly a life insurance company with long-term commitments to our clients, a low(er) interest rate will result in a high(er) market value of the liabilities (MVL). The risk of low interest rates combined with other risks, such as longevity, will further increase the MVL and reduce available capital.

Notes to the consolidated financial statements continued

The ING Insurance entities have an ALM process where investments are bought such that they match with the duration profile of our liabilities. The remaining interest exposure is closed through a derivative portfolio. Long term guarantees and options are more difficult to hedge and expose ING to further risks. Further, in several countries the interest rate guarantees provided have a maturity significantly longer than asset maturities in the currency of these countries. In these cases ING runs non-hedgeable interest rate risks. These risks are well-known within ING’s risk appetite as these risks are part of doing life insurance business in these countries, and within market risk limits defined and monitored on a quarterly basis.

The exact impact of the low interest differs per entity and per products offered. However, in general lower interest rates lead to higher provisions and thus lower available capital. In addition, capital requirements will also go up; the matching quality of the assets that back the liabilities will determine the magnitude. In conclusion, lower interest rates will result in higher capital needs.

Impact ING Group

The impact of the low interest rate environment for Bank and Insurance goes further than earnings and reserves, that are described in the sections above. Low interest rates result in addition to provisions for guarantees that are included in life insurance and variable annuity contracts, as the guarantees become more valuable to policy holders. Thereby the solvency position of the Insurance businesses is negatively impacted, which can also impact the proceeds of the Insurance divestment. The proceeds of the Insurance divestments are to be used to pay back the double-leverage. In case the Insurance proceeds are not sufficient to do so, ING Bank will need to upstream extra dividend to ING Group. EUR 1.0 billion of the November 2012 dividend payment by ING Bank to the Group has been used for this purpose. Note however, that when future Bank earnings and future capital position are negatively impacted such capital up-streams are difficult to establish. And this can be further hampered by the on-going increasing capital requirements for banks in general.

Notes to the consolidated financial statements continued

RISK MANAGEMENT ING BANK

Taking risks is an essential part of banking business. To ensure controlled and measured risk-taking throughout the organisation, ING Bank operates through a comprehensive risk management framework. This ensures that these risks are identified, well understood, accurately measured, controlled and pro-actively managed at all levels of the organisation so that ING Bank’s financial strength is safeguarded.

ING Bank uses risk assessment and measurement models to guide decision making. To guard the quality of these risk models there is a governance process for approval of risk models, methods and parameters. This ensures compliance with business and regulatory requirements, via a clear assignment of responsibility and accountability. Nevertheless, users of the disclosed information in the risk management section should bear in mind that the analyses provided are based on forward looking models that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Bank continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk analyses as disclosed.

Although ING Bank strives towards a reporting basis that is consistent over time, the risk management section is subject to enhancements and improvements. These are needed to reflect the continuous developments that take place in ING Bank’s risk function and on-going (macro-) economic developments that require additional disclosures. Also the continuing changes in the environment in which ING Bank operates like new regulations but also voluntary initiatives from the banks themselves need to be reflected. In October 2012, the Financial Stability Board (FSB) published the results of the ‘Enhanced Disclosure Task Force’ (EDTF). This taskforce consisted of a collaboration between users and preparers of financial reports, and the recommendations are therefore not only based on expertise from but also supported by global financial institutions (ING Bank included), investors, rating agencies and external auditors. The taskforce identified some fundamental principles for enhancing the bank’s risk disclosures and thereby contributing towards the further development of financial disclosures that communicate banks’ business models and the key risks arising from them.

As ING Bank’s risk disclosure has been striving to generate the same high-quality and transparent description of its risk, it embraces the EDTF principles and recommendations and used it to further fine-tune its practice on risk disclosures. ING Bank is of the opinion that disclosures should be clear, balanced and understandable by external observers, and that risk information is disclosed on a timely basis. The latter not only applies for the Annual Accounts and the risk management paragraph but also for the concurrent publication of the Pillar 3 section.

The risk management rection describes the ING Bank business model, and the key risks that arise from it. It also explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. This includes front office as ‘first line of defence’, risk management as independent observer in the ‘second line of defence’ and the internal audit function in the ‘third line’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers their own area of expertise. Each of these departments explains the respective governance framework, relevant risks and how they are expressed on a qualitative and quantitative basis within this report. Although ING Bank strives towards a reporting basis that is consistent over time, changes arise due to new regulations and on-going (macro-) economic developments that require additional disclosures.

Although it is ING Bank’s ambition to disclose all risk related items into one comprehensive section, this is in practice not always possible. For instance, the capital-linked recommendations that have been listed by EDTF are included in the Capital Management section. Further, assets and liabilities per contractual maturity via predefined time-bands are displayed in specific notes of the Consolidated Annual Accounts. The additional Pillar 3 information that stems from the Basel II accords provides detailed tables on ING Bank’s credit portfolio. An overview of all the EDTF recommendations and how they are being followed-up can also be found in the introduction of this same Pillar 3 section. It is ING Bank’s ambition to incorporate most of the information into the risk management section such that all disclosed risk information is present in one section of the Annual Report. This contributes to the EDTF recommendations that strive towards transparent and comparative risk disclosures by global banks.

With respect to comparability of risk disclosures, it is important to note that since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and in specific whether internal models are appropriate for such purposes. ING Bank is of the opinion that internal models are very valuable since they better represent the bank’s business model, its customers and its credit quality than a standardised approach. However, we also acknowledge that interpretations between banks and also between regulators may differ. This stresses the importance of having a level playing field via a uniform banking supervision within the EU, but also includes improving and aligning risk disclosures as proposed by the EDTF as much as possible. To reflect this importance, ING Bank aligned its Risk Weighted Assets (RWA) disclosure as much as possible with the EDTF set-up to present RWAs on a detailed and granular level, and to make our risk profile more comparable with peers.

Many elements of the EDTF recommendations were already reflected in last year’s risk disclosure, although not all in the form that can be directly linked to the EDTF set-up. Given the limited time between publication of the EDTF recommendations and publishing date of this report, ING Bank has decided to incorporate the most feasible elements of the EDTF recommendations into this year’s risk disclosure. The remaining others will be disclosed in future reports.

Notes to the consolidated financial statements continued

Subject	Improvement	Page
Business model and risk culture	Explicit inclusion of a description and how these link to the already disclosed key risks and key model disclosures	F-142
Risk appetite framework	More extensive description	F-142
RWA disclosure	More aligned with the EDTF set-up, and also better linked to ING Bank’s capital position and balance sheet composition.	F-153
Credit portfolio per type (per exposure class, per product type and per geography) and Basel II model approach	Better alignment to the EDTF recommendations of our disclosures, More aligned Information on the bank’s credit quality via non-performing loan disclosures, provisions and past due loans	F-161
Forbearance	Inclusion of a quantitative and qualitative disclosure in line with EDTF, also in the light of the recent European Securities and Markets Authority (ESMA) proposals	F-167

The results of all these improvements can be found within the below described sections that describe qualitative and quantitative elements of ING Bank’s risk practice. The set-up of the risk disclosure is as follows:

•

Mission and objective of ING Bank’s risk management. This is followed by a description of our risk governance where ING Bank’s risk culture is described – including how risk is embedded throughout the organisation based on the three lines of defence model.

•

ING Bank’s business model and the resulting key financial and non-financial risks. This section includes the functioning of our Risk Appetite Framework at bank level and how it’s translated throughout the organisation.

•

Quantitative risk disclosure on Bank level, where the most common metrics over all different risk types are displayed: RWA via regulatory capital and economic capital, followed by an overview of the key risk developments in 2012.

•	Detailed disclosure of the most significant financial and non-financial risk types, where per risk type the organisation, governance, risk metrics and risk profile is elaborated.

•	Additional information on ING Bank’s credit portfolio, in terms of composition, credit quality and modelling approaches, can be found in the Pillar 3 section.

MISSION

The mission of ING Bank’s risk management function is to have a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Bank’s business processes. The following principles support this mission:

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

Risk management benefits ING Bank and its stakeholders directly by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and lower strategic risk. This enables them to focus on their customers with excellent service, fair and transparent products and pricing. Thus maintaining a loyal customer base and a leadership position in our key markets and product franchises.

RISK GOVERNANCE

ING Bank’s risk management framework is based on a ‘three lines of defence’ governance model, whereby ownership for risk is taken at three levels in the organisation. This governance framework ensures that risk is managed in line with the risk appetite as defined by the Management Board Bank (and ratified by the Supervisory Board) and is cascaded throughout ING Bank.

The commercial departments form the first line of defence. They originate loans, deposits, insurance and wealth management products and other products, they know our customers well and are best placed to act in both the customers’ and ING’s best interest.

The second line of defence consists of the risk management organisation, headed by the chief risk officer (CRO), and the corporate legal function. The membership of the CRO on the MBB ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at bank and regional/local level, which supports the commercial departments in their decision-making, but which also has sufficient countervailing power to prevent risk concentrations and other forms of excessive risks.

The internal audit function provides an on-going independent (i.e. outside of the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management and forms the third line of defence.

Notes to the consolidated financial statements continued

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

•

The Management Board Bank (MBB) is responsible for managing risks associated with the activities of ING Bank. The MBB’s responsibilities include ensuring that internal risk management and control systems are effective and that ING Bank complies with relevant legislation and regulations. On a regular basis, the MBB reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis, the MBB reports on the Bank’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

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

As part of the integration of risk management into the annual strategic planning process, the MBB issues a Planning Letter which provides the corporate strategic direction, and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Bank’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. As part of the process strategic limits and risk appetite levels are explicitly discussed. Based on the business plans, the Management Board Bank formulates the Strategic Plan which is submitted to the Supervisory Board for approval.

Notes to the consolidated financial statements continued

Executive Level

The ING Bank Finance and Risk Committee (F&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. The primary responsibility of the F&RC is to co-ordinate, on a high level, the finance and risk decisions that have an impact on internal and/or external reporting.

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

•

Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its Commercial Banking and Retail Banking activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank; and

•

Non-Financial Risk Committee Bank (NFRC Bank): Accountable for the design and maintenance of the Risk Management Framework including the ORM, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/reporting.

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

Risk model governance and model validation

All risk models are built according to the internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review of the documentation by model development departments and Model Validation (MV), specific model risk committees for each risk type approve the models. After approval by the dedicated risk committee, a risk model is implemented and entitled for usage. In addition, MV validates each model on a regular basis. The validation results and its capital impact are reported on a quarterly basis to senior management and to DNB. Independent Model Validation is one of the cornerstones of ING Bank’s risk model

Notes to the consolidated financial statements continued

governance. It consists of the process of determining that a model is appropriate for its intended use. It is an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation, and when significant changes are made to the model. The validation process contains a mix of developmental evidence, process verification and outcome analysis. To ensure the independence of Model Validation, this department reports directly to the CRO.

The Model Validation department undertakes backtesting of all existing risk models. In addition to evaluating the underlying model parameters, ensuring continued applicability of the models for the relevant portfolios, and discussing the model performance with front office and risk users of the models, Model Validation also tests the observed performance of a model (and its components) with the predicted level. A model where the observed results deviate from the predicted results is a candidate for either re-calibration or re-development.

BUSINESS MODEL AND RISK PROFILE

Business Model

ING Bank is a large European Retail Bank with a strong world-class Commercial Banking franchise operating an extensive network with presence in over 40 countries. Next to the operations in its historic markets of the Benelux, ING has developed a strong (internet) banking franchise in a number of European countries and in Asia and Australia.

This business model is translated into the following specific ambitions:

•

ING Bank’s long term ambition is to become a strong predominantly European focussed bank with a low risk balance sheet offering a competitive return on equity of 10% to 13% through low costs and low risks.

•	Retail Banking will pursue the One Bank strategy: ING Bank will converge to one retail model: ‘easy, fair, and at low costs’.

•

Commercial Banking will build further on its present strengths: leadership position in core markets (Benelux, Germany and Central and Eastern Europe) and in its core products (Structured Finance and Benelux Corporate market).

Key Risks

ING Bank recognises the following key risks (financial as well as non-financial risks) that are associated with its business activities.

Financial risks:

•	Credit risk: the risk of potential loss due to default by ING Bank’s debtors (including bond issuers) or trading counterparties;

•

Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks;

•

Liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions; and

•

Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

Non-financial risks

•

Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk; and

•

Compliance risk: the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards as in ING Bank Business Principles.

Risk Appetite Framework

ING Bank uses an integrated risk management approach for its banking activities. The Management Board Bank (MBB) uses the bank risk appetite framework both to set boundaries for the budget process (MTP) monitor and manage the actual risk profile in relation to the risk appetite.

Notes to the consolidated financial statements continued

Process

The ING Bank risk appetite framework consists of specific risk appetite statements which are approved in the MBB on an annual basis or more frequently if this is felt necessary, and reviewed quarterly in the MBB and the Supervisory Board (SB). The bank risk appetite process is focused on setting the appetite at the consolidated Bank level and across the different risk categories. It is therefore essentially a top down process, which bases itself on the ambition of the Bank in terms of its risk profile and a function of the actual risk profile, the regulatory environment and the economic context. The process is set up according to the following steps:

Step 1. Define ING Bank’s risk ambition

ING Bank defines a Bank Risk Appetite Framework in line with its business model and risk ambition, which is currently formulated as following:

ING Bank Risk Appetite: ING Bank has the ambition to be and remain a strong bank, resilient to possible adverse events on a standalone basis and able to address such developments based on its own strengths and resources.

In order to achieve this risk ambition, ING Bank believes it should have the following targets:

•	Rating: have a rating ambition which is in line with the strongest among its peer group;

•	State Support: be able to restore capital and liquidity position following a stress situation on its own strength;

•	Regulatory based: be in a position to meet current and forthcoming regulatory constraints and targets;

•	Peer comparison based: have a risk profile that compares favourably to its main banking peers.

Step 2. Setting ING Bank Risk Appetite Statements

Based on ING Bank’s risk ambition, specific targets are set for both financial and non-financial risks:

Financial risks

For financial risks, ING Bank expresses its risk appetite as the tolerance to allow key ratios to deviate from their target levels. Therefore the high level risk ambition is translated into quantitative targets on ING Bank level for solvency risk, liquidity & funding risk and for concentration & event risk.

The solvency risk appetite is closely aligned to Capital Management activities and policies. ING Bank has expressed tolerances for its risk weighted solvency position (core tier 1 ratio), for non-risk weighted solvency (leverage ratio) and for more value based solvency (economic capital). The solvency risk appetite statements are not only compared to the actual reported level, but also include the potential impact of a standardised and pre-determined 1 in 10 years stress event (i.e. at the 90% confidence level and a 1 year horizon). Based on this mild stress scenario the impact on ING Bank’s earnings, revaluation reserve and RWA is calculated (which are labelled as earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). These stressed figures are used as input for a two year simulation which depicts the developments of ING Bank’s solvency level versus its risk appetite.

Liquidity and funding risk have two dimensions: where liquidity focuses on having a sufficient buffer to cope with the short term situation, managing the funding profile ensures long term compliance to both internal and external targets. Managing liquidity and funding risk focuses on both ‘business as usual’ (based on the run-off profile to show the stickiness of deposits combined with the run-off of assets without new production) and a stressed situation. There we define liquidity risk as the time to survive a specific scenario, while for funding risk we focus on the maximum funding gap allowed.

The concentration and event risk appetite set at ING Bank level are directly translated into corresponding limits in the underlying credit, market and liquidity & funding risk appetite statements.

Non-financial risks

To ensure robust non-financial risk management, ING Bank monitors the implementation of ING Bank’s Risk Policies and Minimum Standards. Business units have to demonstrate that the appropriate steps have been taken to control their operational, compliance and legal risks. ING Bank applies Key Control testing scorecards to measure the quality of the internal controls within a business unit, which are based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.

Notes to the consolidated financial statements continued

Key Control testing forms one of the inputs of the Non-Financial Risk Dashboard (NFRD) which is a report that is a fixed item on the agenda for the meetings of the MBB and the Risk Committee. NFRD provides management at all organisational levels with information on their key operational, compliance and legal risks. NFRD is based on their risk tolerance within their business and a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

Step 3. Cascade into statements per risk type and per business

The Bank Risk Appetite is translated per risk type, which is further cascaded down through the organisation to the lowest level needed. The risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING Bank’s risks.

For financial risks a sequence of different risk appetite frameworks are implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of the ING Bank credit portfolio, but also of all the underlying portfolios. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. For market risk, the risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at Bank level are translated down into the organisation. The liquidity & funding risk appetite statements that are defined on ING Bank level are translated down into the organisation, taking the liquidity & funding specific situation of each (solo) unit into account.

The non-financial risk appetite framework that is described under the previous step is cascaded down within the organisation without any need to make specific adjustments for each of the reporting solo entity.

Step 4. Monitoring and management of underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING reports monthly through regular reporting towards senior management committees as ALCO Bank. The Risk Management Report reflecting the exposure of ING Bank against the Risk Appetite targets is submitted to the MBB and to the (Risk Committee of the) Supervisory Board.

Stress testing

Stress testing is a key tool of risk management that involves consideration of the impact of adverse movements in one or more risk factors. Its importance and awareness has been substantially increased as a result of the recent financial crisis. For ING Bank, stress testing evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures that the bank remains a financially-healthy on-going concern after a severe event occurs. Stress testing is used to understand what happens to ING Bank’s ability to meet its external and internal capital as well as liquidity requirements, if external conditions change for the worse over a period of time and is expressed in increased RWA, risk costs and losses. The scope of stress testing can include the whole balance sheet of ING Bank, but it can also be used to analyse the potential impact on certain asset classes or certain activities. Stress testing helps ensure the risks we take remain within our Risk Appetite, and is a key component of our capital management and internal capital adequacy assessment processes (ICAAP). Stress testing outcomes are regularly reviewed by senior management, including the Finance & Risk Committee.

ING Bank regularly performs ad-hoc stress testing which has become a very important risk management tool during the past couple of years. Although stress testing is not formally part of the Bank Risk Appetite Statements, it is an integral part of ING Bank’s risk management practice. Bank-wide stress tests are conducted under the governance of the Stress Test Steering Committee (STSC). All stakeholders are represented in the STSC, such as representatives of the different Corporate Risk departments, Capital Management, Finance and the Economic Bureau. The STSC ensures a solid stress test process and submits the stress test results to the Finance & Risk Committee for formal approval.

Internal stress testing

Our internal stress testing program utilises stress scenarios featuring a range of severities based on exceptional, but plausible adverse market and economic events. These stress scenarios are evaluated across the organisation, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. This program uses situation specific macroeconomic projections that are then transformed into stress impacts on various types of risk across the organisation. Our evaluations indicate whether the resulting capital and financial impacts of these stress scenarios are within our ability to manage.

Sector-wide stress testing

In addition to the enterprise-wide program, ING takes part in a broad range of stress testing activities that are specific to a particular line of business, portfolio or risk type including market risk, liquidity risk, structural interest rate risk, retail and wholesale credit risk. Test results are used in a variety of decision-making processes including adjustments to certain risk limits, specific portfolios, and business implementation strategies.

In October 2012, the European Banking Authority published the results of a capital requirements exercise. These confirmed that the Bank remains well capitalised with a strong core Tier 1 capital ratio.

Notes to the consolidated financial statements continued

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

The following fundamental principles and definitions have been established for the model:

•	ING Bank uses a one-sided confidence level of 99.95% – consistent with ING’s target debt rating (AA) – and a one-year time horizon to calculate EC;

•	It is assumed that all currently known measurable sources of risk are included;

•

The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data. There is one set of best-estimate assumptions for each risk type to be used at ING Bank;

•	The EC calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;

•	The EC calculations reflect known embedded options and the influence of customer behaviour in banking products;

•	The EC calculations are on a pre-tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels; and

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.

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

Notes to the consolidated financial statements continued

Economic Capital and Regulatory Capital

Main risk management tools for ING Bank are Economic Capital (EC) and Regulatory Capital (RC). Both of these Capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic risks it faces. RC is driven by methodologies prescribed by regulators whereas EC is driven by internally developed models.

Economic capital is a non-accounting measure which is inherently subject to dynamic changes and updates as a result of ING Bank’s portfolio mix and general market developments. ING Bank has been and will continue recalibrating the underlying assumptions to its economic capital models, which may have a material impact on the economic capital values going forward.

The tables below provide ING Bank’s Economic Capital and Regulatory Capital by risk type and business line. The main driver of the decrease in capitals compared to 2011 is the divestment of ING Direct US and ING Direct Canada in combination with the further de-risking of the balance sheet. Excluding ING Direct US and Canada in 2011, the total EC for 2011 would have been EUR 24 billion and the total RC for 2011 would have been EUR 23.5 billion.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2012	2011	2012	2011
Credit risk	11,875	14,365	18,684	22,474
Add-on credit risk	4,248
Market risk	6,326	8,262	772	1,124
Business risk	1,837	2,448
Operational risk	1,763	1,683	2,836	2,836

Total banking operations	26,049	26,758	22,292	26,434

Economic Capital (Bank diversified only) by business line combination

	Economic Capital		Regulatory Capital
	2012	2011	2012	2011
Commercial Banking	8,019	9,726	9,897	11,615
Retail Banking Benelux	4,155	4,445	5,679	5,552
Retail Banking International	6,518	9,475	6,028	8,783
Corporate Line Bank (1)	3,109	3,112	688	484
Unallocated	4,248

Total banking operations	26,049	26,758	22,292	26,434

(1)	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

Differences between RC and EC are mainly due to:

•	The EC figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories; while for RC no diversification is taken into account.

•

The credit risk EC is lower than RC due to the fact that Economic Capital (EC) is defined as ING’s own methodology for credit risk. It is the amount of capital that is needed at a minimum to cover for Unexpected Losses within a certain confidence level and a certain time horizon. Further credit risk EC includes transfer risk while RC does not;

•

The market risk Economic Capital is higher than the Regulatory Capital primarily due to the inclusion of the interest rate risk banking books in Economic Capital. The market risk RC includes a stressed VaR charge, while EC does not; the EC figures take the diversification across risk types into account;

•	The EC figures include Business risk, while RC does not;

•

The operational risk Economic Capital is lower than the Regulatory Capital mainly due to the application of inter-risk diversification, whilst Regulatory Capital does not encompass inter-risk diversification; and

•	A 99.95% confidence level is used for EC, while the confidence level is 99.9% for RC. Correcting for the difference in confidence level will lead to an EC figure that is lower than the RC figure.

In addition to the ‘bottom-up’ calculated credit risk EC, ING Bank has added EUR 4.2 billion to its internal Economic Capital framework for elements such as concentration risk and model risk. This amount is not yet allocated per business line.

The above risk metrics and risk appetite framework do not cover liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities, at reasonable cost and in a timely manner, when they come due. ING Bank has a separate liquidity management framework in place to manage this risk, which is described in the Liquidity Risk section of ING Bank.

Notes to the consolidated financial statements continued

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

To accomplish this, regulations focus primarily at the following issues:

•

The Basel III proposal more stringently aligns risk taking with the capital position of financial institutions via enlarged risk weights for counterparty credit risk. The Basel III proposal narrows the definition of core Tier 1 and Tier 1 capital, and limits a bank’s leverage via a ratio that should become part of Pillar 1 of the Basel framework. The Basel Committee has also issued proposals for liquidity and funding requirements via the so-called Liquidity Coverage Ratio and the Net Stable Funding Ratio. The aim of the first metric is to monitor a bank’s capability to survive a short-term liquidity stress, where the latter aims to ensure that long term asset activities are similarly funded.

•

Apart from the above mentioned proposals, another aim is to reduce ‘pro-cyclicality’, to avoid that banks would be required to increase their capital in difficult financial times when it is most scarce. Lastly, there is a proposal to introduce additional capital requirements for counterparty credit risk. In addition, the Basel Committee and Financial Stability Board (FSB) are currently considering measures that may have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for ‘systemically important banks’ (SIBs) and so-called ‘Global’ SIBs (G-SIB). ING Bank has been designated as a global SIB by FSB and a domestic SIB by DNB.

•

Separate from but in line with the Basel III proposal, on a country level local regulators are becoming more stringent on the maximum credit risk bank subsidiaries and branches are allowed to have on their holding companies. In the absence of a supranational harmonisation this leads to so-called trapped pools of liquidity, i.e. excess liquidity in a country that cannot merely be transferred (unsecured) to a central treasury in another country.

The Basel III proposals and their potential impact are semi-annually monitored via semi-annual monitoring exercises, where ING Bank participates in. Due to such monitoring exercises and on-going discussions within the regulatory environment revisions take place in the original Basel III proposals as for instance has been done for the Liquidity Coverage Ratio in January 2013. For European banks these Basel III requirements will be implemented through the Capital Requirement Directive (CRD) IV, which might deviate in its final state from the original Basel III requirements.

The Basel III accord was originally intended to enter its first phase of implementation on 1 January 2013. This has been extended by the regulators. Nonetheless, ING Bank has been preparing for the functioning of the key Basel III elements and was prepared to implement. Significant management actions have been undertaken on both the liquidity and capital front to adjust the business model and exposure to certain asset classes to minimise the impact of Basel III developments. Examples include reducing short-term funding and shifting significant derivative settlement to Central Clearing Parties. Although not all definitions and parameters of Basel III have been finalised, ING Bank has been making continuous impact analyses of the proposed changes. The overall effect of Basel III on ING Bank’s capital and liquidity ratios, even before management actions, was considered to be lower than most peers. The key principles of Basel III have been included in both the Solvency and Liquidity Risk Appetite Framework that are continuously monitored by senior management.

Therefore, Basel III and the implications for ING Bank were the central theme in the January 2012 ING Investor Day. The strategy of the Bank focuses on effective balance sheet management in order to meet all the new requirements. The stricter capital requirements will be met by combining strong continued capital generation with RWA containment. To underpin this, ING Bank disclosed its ambition to reach a Basel III Core Tier 1 ratio in 2013 that is greater than 10%. Via strong capital generation and further continuing balance sheet optimisation efforts, also the Basel III Leverage Ratio will be met. To adhere to the new liquidity and funding requirements strong funds entrusted generation and increased long-term funding will be combined with reduced reliance on short-term professional funding and the transformation of the investment book into a liquidity portfolio.

RISK DEVELOPMENTS IN 2012

Liquidity risk

In 2012, funding and liquidity risk management continued to be an important topic for senior management and the Asset and Liability Committee (ALCO) Bank, as markets remained volatile in respect of the Eurozone uncertainties. External market and regulatory developments and internal financial developments are closely monitored. Regular stress testing and measurement of early warning indicators are, among others, used to provide additional management information. In 2012 the funding and liquidity risk appetite statements were updated. The appetite statement is set and allocated throughout ING Bank. In addition, funding and liquidity usage is steered by means of funds transfer pricing thus embedding funding and liquidity risk management in the total organisation. This all is part of global project that was started in 2011 on new frameworks for funding and liquidity risk management. The implementation of these frameworks will be finalised in the course of 2013.

Capital markets and money markets improved in the course of 2012 and ING Bank continued to have access to funding at acceptable pricing, sufficient long tenors and good volume. Short term professional funding was further reduced and partly replaced by long-term debt, as the bank continues to lengthen its funding profile as part of its balance sheet optimisation programme ahead of Basel III. ING Bank issued EUR 33 billion of long term debt in 2012. Growth in funds entrusted continued to develop favourably at Retail Banking, while within Commercial Banking deposits from corporate treasuries and assets managers decreased. Throughout the credit and liquidity crisis,

Notes to the consolidated financial statements continued

ING has maintained its liquidity position within conservative internal targets. ING Bank’s Loan-to-Deposit ratio, excluding securities that are recorded at amortised costs in loans and advances and the IABF government receivable, improved to 1.13.

Dutch Mortgages

In 2012 the Dutch housing market slowed down significantly due to economic downturn and political uncertainty regarding the housing market. The Dutch housing market is historically characterised by housing shortage, high income tax with deductibility of interest on mortgages, and tax driven mortgage products. Due to elections of a new government in September 2012 and the need of a reduction of the government deficit the tax-deductions where reviewed. During 2012 there was a lack of clarity of the new government plans and economic uncertainty resulting in households postponed buying houses, with a lowering impact on the Dutch house prices. As long as the government plans concerning the total housing market (including reform of the rental market) remain uncertain and consumer confidence is not restored, the housing market coming will not recover early 2013. Although the house prices decreased, the Dutch payment behaviour is good, reflecting in a slightly elevated but still low percentage of non-performing loans by the end of 2012. Given the significant amount of mortgages in our credit portfolio, ING Bank closely follows all developments related to Dutch housing market and its mortgage portfolio.

Business lending Benelux

ING Bank’s Business Lending, defined as lending to corporates in the business line Retail Banking, is concentrated within the Benelux. The weak economic environment was reflected by increased risk costs and elevated percentage of non-performing loans. The Netherlands showed the same development as Belgium and Luxembourg, with increased non-performing loans in the categories Builders & Contractors, Food, Beverages and personal care and Transport & Logistics.

Real Estate Finance

ING Bank finances commercial real estate via Real Estate Finance (REF) in various countries over the world, although half of this portfolio is based in the Netherlands. Risk costs and non-performing loans in REF were elevated given deteriorating European commercial real estate markets. REF financing policy is based on cash flow generating prime real estate portfolio, senior secured facilities, relatively low starting LTV’s and conservative covenant setting. Construction is less than 0.9% of the total portfolio and at least 70% is pre-sold/pre-rented.

Cybercrime

2012 saw an increase in the world-wide cyber threat and more stringent regulations being introduced regarding cyber security of e-banking (e.g. ECB’s Recommendations for the security of Internet Payments). Under the auspices of the Management Board, a Cybercrime Task Force has been set up within ING to ensure a coordinated and effective response to the threat of cybercrime. The Cybercrime Task Force aims to improve knowledge sharing and to structure effective prevention, detection and incident response across ING Bank. The Cybercrime Task Force is chaired by CIO Bank and includes key e-business management, risk, anti-fraud and IT senior management representatives.

In 2012 we have further strengthened our external collaboration against cybercrime with the industry (e.g. national bank associations), law enforcement, government (e.g. Nationale Cyber Security Center) and Internet Service Providers (ISPs). At the beginning and the end of our measures is the customer: we are trying to make the customer aware of the cyber threats/risks and to collaborate with us for a safer internet.

Recovery and Resolution plans

As a consequence of the global financial crisis ING Bank has set up an all-encompassing recovery planning process to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength. Furthermore in the course of 2012, DNB has requested ING Bank to prepare and submit information on the basis of which the Dutch Resolution Authorities will be able to develop a Resolution Plan. ING is diligently working towards providing this information and meeting the deadlines provided by DNB.

CREDIT RISK

The credit risk section provides information on how ING Bank manages, measures and monitors credit risk and will give an insight into the ING Bank portfolio from a credit risk perspective. Prior to providing insight into the portfolio, we will explain how ING Bank ensures that credit risk is properly addressed and managed within ING Bank.

The ING Bank business model is to be a strong predominantly European bank, with leading positions in attractive, stable home markets, with options for future growth beyond Europe. ING Bank primarily extends credit to two types of customers; Retail customers made up largely of individuals and small businesses and Commercial Banking made up of larger corporate, financial, and sovereign counterparties. In general, Retail customers tend to be served by country specific organisations while Commercial Banking counterparties are often multi-jurisdictional and even global. Therefore, it is important that the credit risk management department has both local product knowledge as well as understanding of global industries.

In order to properly assess, monitor, and manage the credit risks over such a broad spectrum of products, industries, and geographies, Credit Risk Management (CRM) is organised both locally and centrally. The local risk management teams have knowledge of specific geographic markets and the products and their risk characteristics. The central risk team focuses on more global industries and customers. The central risk team is also responsible for setting the ING Bank credit risk policies and standards. The local and central credit risk teams

Notes to the consolidated financial statements continued

strive to have a consistent risk appetite which is facilitated by a large number of job rotations and a robust credit risk infrastructure that supports the entire credit lifecycle.

The overall credit risk appetite framework allows ING Bank to manage the portfolio and avoid undesired concentrations of credit risk. CRM is supported by dedicated credit risk information systems and internal credit risk measurement methodologies for all types of counterparties. CRM creates consistency throughout the credit risk organisation by providing common credit risk policies, methodologies, and tools across the ING Bank. Credit risk managers use these tools and processes to manage credit risk within ING Bank.

Credit risk management has evolved into a multifactorial discipline and CRM has a responsibility to ensure a common understanding of the contribution of credit risk to ING Bank’s strategy and the diverse aspects of credit risk throughout ING Bank. To accommodate this CRM actively involves stakeholders from the business and other risk departments, but in addition CRM promotes assignments and exchange of employees to facilitate a shared understanding and create an environment of co-operation. CRM informs the ING Bank community about new developments and insights in multiple manners, ranging from presentations, workshops and news alerts.

Credit Risk Definitions

Credit risk is the risk of loss from the default and/or credit rating deterioration of counterparties (including bond issuers). Credit risks arise in ING Bank’s lending, financial market and investment activities. Credit risk exposure is the total amount of outstanding plus the unused portion of commitments. It can be measured on various levels, such as customer, legal or economic one obligor group, product, portfolio, customer type, industry, and country. Each level can in turn be broken down from the consolidated ING Bank NV level to a local branch/ unit level. As the distribution of the exposures is of great importance in correctly managing the credit risk exposure, ING Bank has established the credit risk appetite and concentration framework.

CRM uses risk categories to differentiate between the different types of credit risk exposures. All products within ING Bank are aggregated to one of the following risk categories:

•

Pre-settlement risk: arises when a counterparty defaults on a transaction before settlement and ING Bank has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Bank replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market) plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% confidence level.

•

Money market risk: arises when ING Bank places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING Bank may lose the deposit placed. Money market risk is measured as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

•

Lending risk: arises when ING Bank grants a loan to a counterparty, or issues guarantees on behalf of a counterparty. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the notional amount of the financial obligation that the counterparty has to repay to ING Bank, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

•

Investment risk: is the credit default and risk rating migration risk that is associated with ING Bank’s investments in bonds, commercial paper, securitisations, and other similar publicly traded securities. This can be viewed as the worst-case loss that ING Bank may incur as a result of holding a position in underlying securities whose Issuer’s credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING Bank’s investments in the banking books is for liquidity management.

•

Settlement risk: is the risk that a counterparty will fail to deliver on financial markets (PS or MM) transaction/contract at Settlement and ING Bank could lose up to 100% of the value expected to be delivered. Settlement Risk arises when there is an exchange of value (funds or instruments) for the same value date or different value dates and receipt is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING Bank delivers but does not receive delivery from ING Bank’s counterparty. ING manages Settlement Risk in the same way as other risks including a per borrower risk limit structure. However, because of the short term nature and per definition double count of Settlement Risk, ING Bank does not hold provisions or capital for specific Settlement Risk. Although a relatively low risk, ING increasingly uses DVP (Delivery versus Payment) and FITO (First in Then Out) payment techniques to reduce Settlement Risk.

Governance

Credit risk management (CRM) within ING Bank belongs to the second line of defence (the front office being the first) and aligns the credit risk taking with the strategic planning of ING Bank. It is responsible for reviewing and managing credit risk including environmental and social risk for all types of counterparties. CRM consists of line credit risk managers who are responsible for their business lines and manage specific portfolios and experts who support both the line credit risk manager as well as the business with tools like credit risk systems, policies, models and reporting. The CRM General Manager is functionally responsible for the global network of credit risk staff and the heads of the credit risk management functions for the business lines and the corporate staff functions report directly to him.

Notes to the consolidated financial statements continued

ING Bank’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of the top-down risk appetite framework, which sets concentration limits for countries, individual counterparties and counterparty groups and investment activities. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/reward guidelines and controls. To ensure a proper risk reward balance in our portfolios, the risk appetite framework is linked to the Medium Term Planning (MTP) process.

Credit analysis at portfolio level is a function of different concentration levels and various metrics like Economic Capital, Regulatory Capital, Exposure at Default, Probability of Default and Loss Given Default. The risk/reward is monitored and managed at portfolio level to ensure efficient use of ING Bank’s capital. Credit analysis at facility level is also risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. Risk Adjusted Return on Capital (RAROC)-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING Bank’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the counterparty, peer group comparisons, industry comparisons and other quantitative techniques and tools.

Within ING Bank, the ultimate authority to set the risk appetite and approve or decline credit proposals resides with the executive board. The executive board has further delegated authorities, based on amounts and tenors to lower levels of the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with support of the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by CRM and any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

Credit Risk Appetite and Concentration Risk Framework

The Credit Risk Appetite and Concentration Risk Framework enables ING to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio.

Credit Risk Appetite

Credit risk appetite is the maximum level of credit risk ING Bank is willing to accept for growth and value creation. This credit risk appetite is linked to the overall Bank-wide Risk Appetite Framework. Articulating the credit risk appetite is a complex task that requires balanced views. It can be expressed in quantitative and qualitative measures. Having a credit risk appetite achieves:

•

Clarity over the credit risks that ING Bank can strategically assume; Focused execution in balancing ING Bank’s credit risk exposures within the boundaries of ING’s strategy, target setting and prudent risk management;

•	Consistent communication to different stakeholders;

•	Guidelines how to align reporting and monitoring tools with the organisational structure and strategy;

•	Alignment of business strategies and key performance indicators of business units with the overall ING Bank credit risk appetite by means of the MTP.

Credit risk appetite is present across different levels within ING Bank, at the portfolio level as well as transaction level. The various credit risk appetite components at the portfolio and transaction level together result in the credit risk appetite framework.

Notes to the consolidated financial statements continued

Credit risk appetite statements are defined top-down across the credit risk categories (pre-settlement, money market, lending, investment, but excluding settlement), and connected to ING Bank high-level risk appetite across all risk types (credit, market, business and non-financial risk). They consist of a set of high-level credit risk metrics; expected loss, economic capital, risk-weighted assets and exposure at default. For each credit risk metric a boundary is set that is cascaded down and monitored on a monthly basis. The adherence to the boundaries and the pro-active approach to manage the portfolio within the risk appetite boundaries are part of the key performance indicators of the business line managers and as such have a direct impact on their remuneration.

Concentration Risk Framework

The concentration risk framework consists of a number of different components to properly manage and control any concentration levels within the ING portfolio.

Country risk framework

Country risk is the risk specifically attributable to events in a specific country (or group of countries). Country risk is the risk of loss that ING Bank faces associated with lending, pre-settlement, money market and investment transactions in any given country or group of countries, as a result of country risk events. A country risk event can be described as any event or crisis, which relates mostly to large domestic economic, financial and political shocks, as well as transfer or exchange restrictions, affecting all counterparties in a specific country in an indiscriminate way. The occurrence of a country risk event may cause all counterparties in a country to be unable to ensure timely payments, despite their willingness to meet their contractual debt obligations. As such, country risk is an additional factor to be taken into account in the credit approval process of individual customers, as the country risk event probability may impact the default probability of individual counterparties.

To manage country risk effectively, ING Bank uses two components, which together form the country risk framework: The first component is to set a maximum economic capital consumption and the second component is to assign country reference benchmarks, which define the maximum appetite for credit risk, that ING Bank has per country to ensure that exposures and potential future losses do not exceed a certain agreed level. The country reference benchmark is based on the country’s GDP and the funds entrusted locally in that country. In countries where ING Bank is active, the relevant country’s risk profile is regularly evaluated, resulting in a country rating, which is used to set the country reference benchmark. Based on these two components country limits are set and exposures derived from lending, investment, pre-settlement and money market activities are then measured and reported against these country limits on a daily basis.

Single name and sector concentration

ING Bank has established the concentration risk framework in order to identify, measure monitor concentrations at portfolio and/or counterparty level. It consists of single name concentration: losses due to the unexpected jump-to-default of a single counterparty. Sector concentration (systemic risk): substantial increase of the ING Bank risk profile (expressed in increased risk weighted assets) due to the joint deterioration of a group of correlated counterparty/transactions, sensitive to the same external (macro-economic) factor(s) related to their geographic location, exposure class or industry. The risk metrics used for the single name concentration is the loss given default amount.

Scenarios and Stress Tests

Stress testing is a valuable risk management tool. Stress testing evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the risk profile section of ING Bank, CRM performs stress tests on a monthly basis in order to continually assess the portfolio risks and concentrations. These monthly stress tests are consistent with the stress scenario as established in the ING Bank wide credit risk appetite framework. The monthly stress tests are reviewed in the Credit Portfolio Committee (CPC) and potential management actions are proposed if necessary.

ING Bank performs periodical stress tests based on a standardised and pre-determined 1-in-10year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and EC are recalculated to assess what the combined impact of such a year would be. The additional CRWA that ING should allocate in such an event is named CRWA@ Risk. These stress test results are submitted to CPC on a periodical basis, in which the results are explained and discussed. If needed actions are formulated.

Next to the periodical pre-determined stress test related to CRWA@Risk, CRM performs ad-hoc stress tests based on severe but plausible scenarios. These stress tests can be for internal purposes or at the request of the regulators and are input for future Credit Risk Appetite setting. Stress testing is used as an additional safety net within CRM. Through stress tests the impact of severe but plausible downturn scenarios are determined, which might not be captured in the regular rating models (Probability of Default, Loss Given Default and Exposure at Default). Therefore, next to the Pillar 1 and Pillar 2 capital calculations, based on the results of various stress test, ING Bank ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

Product Approvals

Across ING Bank the product approval and review process ensures effective management of risks associated with products. It ensures that sound due diligence is performed by relevant stakeholders to ensure that risks (credit, operational, legal etc.) are mitigated.

Notes to the consolidated financial statements continued

Risk Programs

Within ING we distinguish between risk programs for retail lending and risk programs for commercial lending business.

The retail risk portfolio program is defined as a set of policies and processes, which are laid down to manage a retail risk portfolio within a predefined risk appetite statement. A retail risk portfolio is defined as a group of sufficiently homogeneous credit assets, where:

•	A consistent set of credit policies and processes for approving a high volume of counterparties and transactions could be applied,

•	Exposures could be pooled and managed through a set of standard policies and procedures over its entire life cycle.

A risk appetite statement in the context of a retail risk portfolio program is a pre-defined set of minimum performance criteria required to be achieved for ING Bank business labels conducting retail risk portfolio program.

The commercial lending risk program is a detailed analysis of a defined product and/or industry that identifies the major risk drivers and mitigants, the internal business mandate, and proposes the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit – to undertake that business. A risk program is always prepared by the Front Office responsible for the internal business mandate and requires an approval from the Global Credit Committee (unless specifically delegated to a region).

Reference Benchmarks

A reference benchmark defines the maximum appetite for credit risk per counterparty group. It is expressed as an EAD Exposure at the concentration risk level, which corresponds to an (maximum) internal capital consumption for credit risk. It is used as a tool in the credit approval process.

Credit Approval Process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of counterparty (corporate, banks/financial institution, structured products clients) there is a separate process. The line credit risk managers are organised along the business lines of ING Bank and are specialised in the relevant area of expertise. The credit approval process is supported by, amongst others, a credit approval system which ensures consistency and completeness; a risk rating (PD) system which contains all the risk rating models to ensure a proper rating is given to a counterparty and a limit and exposure monitoring system which subsequently feeds into the credit approval system. The rating model is used to indicate a counterparty’s creditworthiness, and to determine the maximum risk appetite that ING Bank may have for a given type of counterparty (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) also depends on the risk rating. ING Bank has a rating system with in total 22 grades (1=highest rating; 22=lowest rating) and are split in the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Problem Loan grade (Risk Rating 18-22);

•	Restructuring (Risk Rating 18-19)

•	Default (Risk Rating 20-22).

The rating grades categories 1 to 17 are in alignment with the risk grades used by S&P and Fitch/IBCA (AAA-CCC) as well as Moody’s (Aaa-Caa1).

Problem Loan management

A problem loan is a loan where there is a reasonable probability that ING Bank may end up with a loss, unless ING Bank intervenes with specific and significant actions. In other words, in this category, an account or portfolio requires a more intensified approach, which may include renegotiation of terms and conditions and/or business/financial restructuring. Problem loans are managed by the Global Credit Restructuring (GCR) or by the Regional Restructuring Units (RRUs) in the various regions and network banks. GCR, which structurally falls under CRM, is the dedicated corporate department unit at the highest level, entrusted with the management of problem loans. Front Office, including mid- and back office functions, remain fully involved and committed to the management of GCR files. GCR’s management of problem loans can be divided in:

I.	Watch list: An assessment is made whether there may be deterioration in the risk reward relationship. At this stage, no specific and significant intervention from ING Bank is deemed necessary to ensure that the risk reward relationship improves. For severe cases additional monitoring takes place. Theoretically, accounts with watch-list status carry a risk rating of 1 to 19, but would typically have a rating of 15 to 17;

II.	Restructuring: A credit enhancement process is needed to achieve a turnaround in the problem loan. This may involve financial and/or business workarounds with the objective of ultimately improving the risk profile. The (credit) relationship is maintained during and after the period of restructuring. Accounts with restructuring status can be rated anywhere in the 15-19 range but typically carry a risk rating of 18 to 19;

III.	Recovery: An amicable or forceful exit from the (credit) relationship, where the objective is to lower the risk cost as much as possible. All Recovery status accounts are rated 20, 21 or 22. Based on expected cash flows for loans (above a certain threshold) rated between 20

•	22 specific, provisions are taken to minimise ING Bank’s exposure.

Notes to the consolidated financial statements continued

	Regular	Watch List	Restructuring	Recovery
Possible ratings	1–19	1–19	15–19	20–22
Typical ratings	1–14	15–17	18–19	20–22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Impaired	No	No	No	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Second Signature	Credit Risk Management	Credit Risk Management	Front Office	Front Office
Accounting provisioning	IBNR	IBNR	IBNR	INSFA/ISFA

Credit Risk capital and measurement

Credit Risk capital

Regulatory Capital (RC) is a law based prudent measure defined by regulators and serves as the minimum amount of Tier 1, Tier 2 and supplementary capital required to absorb for unexpected losses. RC is the minimum amount of capital (based on 99.90% confidence level) that ING Bank must hold from a regulatory perspective as a cushion to be able to survive large unexpected losses.

RWA COMPARISON

Comparison of RWA and risk weights across institutions is inherently challenging. A recent study classified differences in RWA among banks in 3 categories:

1.	Risk based drivers that stem from the differences in underlying risk at the exposure/ portfolio level and in business models/ strategies including asset class mix.

2.	Practice-based drivers including approaches to risk management and risk measurement.

3.	Regulating environment such as supervisory practices, implementing laws and regulations including national discretion and accounting standards.

Risk Based Drivers

ING Bank portfolio is heavily dominated by secured lending especially in the areas of residential mortgages, structured finance, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA. Another key element of the ING business model is the focus on retail exposures collateralised by residential property. The regulatory formula for this exposure class tends to result in the lowest RWA, all other factors being equal.

Practice Based Drivers

ING Bank tries to have an ‘early in early out’ approach to troubled exposures. This means that ING has a very conservative default definition. This will have a direct impact on the level of RWA. For non-retail customers, ING uses a borrower rating which means that a customer will only have one PD regardless of the type(s) of transactions done with ING Bank. This also means that if one facility is in default, all facilities of the client are in default. ING Bank generally does not use a ‘quarantine’ period for defaulters. Once a customer is deemed to be performing, a non-default PD will be given to the borrower.

Regulatory Environment

ING Bank is regulated by many host supervisors; however the primary regulating entity in DNB. Several strict interpretations of the Basel Accord are enforced by DNB including the requirement to have at least 85% of the portfolio qualify as AIRB before allowing AIRB implementation. This prevents arbitrage between the different Basel approaches. DNB also has a strict ‘significant change’ policy that requires all changes to the Basel measurement above a threshold to be reviewed and approved by DNB.

Risk based drivers, practice based drivers and regulatory environment can have a substantial impact on the regulatory capital/ RWA of a financial institution. These factors make it challenging to compare capital levels across banks. ING Bank continues to work with industry groups including EDTF to improve the transparent reporting of our capital calculations.

Economic Capital (EC) reflects ING Bank’s own view on credit risk, which allows it to be used in decision making processes at transaction level, counterparty level and (sub) portfolio levels. Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. EC is the minimum amount of capital required to cover for unexpected losses within a 99.95% confidence level and a 12 months’ time horizon. It is used throughout ING Bank in the transactional decision making process (mainly commercial banking), in risk adjusted counterparty and portfolio profitability measurement tools (commercial banking and retail), in investment and divestment decisions, in the country risk framework and in concentration risk management such as risk appetite statements (RAS) and the systemic risk reports (sector concentration report).

Notes to the consolidated financial statements continued

EC is an important ingredient for the risk adjusted return on capital (RAROC) ratio. RAROC is a risk adjusted profitability measure over economic capital and supports transaction decision-making processes (for example through the ING Bank loan pricer tool). RAROC allows measuring the risk adjusted return of different products and structures within different parts of the organisation along one and the same yardstick. Next to Pillar 2 based RAROC, within commercial banking, a Pillar 1 ‘sanity check’ is performed on transaction level. This sanity check is a ‘margin over credit risk weighted asset (CRWA)’ ratio, which should exceed a pre-determined level (hurdle), which is tested in the Front Office ‘green light committees’.

An important characteristic of the CCRM infrastructure and framework is that models are built for several purposes, including EC, RC and Loan Loss Provision. Since these rating models are broadly used throughout the ING Bank organisation it enforces the compliance to the Basel Use Test requirement.

In order to provide a short overview the main differences between RC and EC, within ING Bank are listed here below:

Conceptual differences between Regulatory Capital and Economic Capital

Regulatory Capital	Economic capital
Use of Regulatory Downturn PD values, which are floored for non-Sovereign exposures	Non-floored economic PD values
Regulatory downturn based LGD values, including a 10% Residential Mortgages LGD floor	Economic LGD values (without downturn factors and without Regulatory floor for Residential Mortgages)
Regulatory (Basel II based) confidence level of 99.90%	Linked to our Risk Appetite, a more conservative confidence level of 99.95% is used
Basel II Scaling-factor of 1.06 is used	No Basel II Scaling-factor is used
For most non-FM and non-trade related finance exposures a regulatory minimum tenor of 1 year is used, for all exposures a 12 month PD is used	For short tenor exposures, the actual tenor is used and for exposures shorter than 1 year the effective PD (not 12 months PD) is used
For OTC derivatives and Repo Like transactions, based on Current Exposure Method (CEM), risk weights are laid down in the law	For OTC derivatives and Repo Like transactions, risk weights are based on internal methodology
The best rated Sovereign exposures (Credit quality step 1, translated into: internal rated 1 up to and including 4) expressed in local currency are under the partial permanent exemption	EC is calculated for all Sovereigns based on the economic PD, LGD, EAD and remaining maturity
For Securitisations the Securitisations Framework is followed (external risk weights based on external ratings)	EC for Securitisations is calculated through the Corporate B2 methodology (based on internal PD, EAD, LGD values and remaining maturity)
CRWA for SA portfolios are based on Regulatory SA rules	For SA and AIRB portfolios the same INCAP methodology apply

EC is calculated using the economic values of rating models (PD, EAD and LGD). In line with regulatory requirements, so-called ‘significant changes’ to these rating models are communicated to the regulator for approval. Significant changes relate to the impact on CRWA (Pillar 1) or to the significance (size) of the model to the ING Bank portfolio.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2012	2011	2012	2011
Credit risk	11,875	14,365	18,684	22,473
Add-on credit risk	4,248

ING Bank also proposes several credit economic capital additions based on elements such as concentration and model risk. In 2012, EUR 4.2 billion of additional credit risk economic capital was proposed.

Credit Risk Measurement

There are two broad ways to measure credit risk within ING Bank’s portfolio, depending on whether the exposure is booked under an ING office which is permitted by the DNB to use the Advanced Internal Rating Based (AIRB) approach, or if it falls under the Standardised (SA) approach. ING Bank does not use the Basel Foundation (FIRB) approach for any portfolio.

Standardised Approach

Unlike the AIRB approach, the standardised approach applies a fixed risk weight to each asset as dictated by the Financial Supervisory Authorities, and is based on the exposure class to which the exposure is assigned. As such, the Standardised Approach is the least sophisticated of the Basel II methodologies and is not as sensitive as the risk-based approach. Where external rating agency ratings are available, they may be used as a substitute to using the fixed risk weightings assigned by the Financial Supervisory Authorities. Because the underlying obligors are relatively small, the underlying obligors tend not to have external ratings.

Advanced Internal Rating Based (AIRB) Approach

There are four elements which drive the Basel II ‘risk-based approach’ to the determination of the capital base.

Probability of Default (PD): The first is the counterparty’s probability of default, which measures a counterparty’s creditworthiness in terms of likelihood to go into default. The result of this calculation attempts to measure the senior, unsecured standalone creditworthiness of an organisation without consideration of structural elements of the underlying transactions, such as collateral, pricing, or maturity. Each borrower should have a rating which translates to a PD.

Notes to the consolidated financial statements continued

Exposure at Default (EAD): The second element is the counterparty’s exposure at default. These models are intended to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstandings that may occur on that date is also not known, ING Bank uses a combination of statistical, expert and hybrid models to estimate the Exposure at Default. With the exception of guarantees and letters of credit, the EAD is always equal to or higher than the associated credit risk outstandings, under the assumption that counterparties tend to absorb liquidity from available credit resources before financial problems become apparent to the counterparty’s creditors. The EAD is largely a function of the type of credit facility (revolving, overdraft, term) offered to the borrower.

Loss Given Default (LGD): The third element is the loss given default. These models are intended to estimate the amount ING Bank will lose when liquidating collateral pledged in association with a given loan or financial obligation, or alternatively, liquidating the company as a whole, as part of a workout process. LGD models are based on cover types, estimated recovery rates given orderly liquidation, and (in) direct cost of liquidation.

Maturity (M): The fourth element is the time to the maturity of the underlying financial obligation. Basel II caps the maturity element at five years, despite the fact that many obligations extend longer than five years.

Expected Loss (EL): The expected loss provides a measure of the value of the credit losses that ING Bank may reasonably expect to incur on its portfolio. ING Bank must hold a reserve (as part of its capital base) to cover the expected losses in its credit portfolio. In its basic form, the expected loss can be represented as:

EL = PD * EAD * LGD

Additionally, ING Bank must also maintain a capital buffer against unexpected losses in order to protect itself against credit losses associated with unusual market events outside of the statistical norms.

Securitisations

ING Bank has implemented the AIRB approach for credit risk. As a consequence, ING Bank uses the Rating Based Approach (RBA) for investments in tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS) which have been rated by external rating agencies. Rating agencies which are used by ING Bank under the RBA include: Standard & Poor’s, Fitch, Moody’s and DBRS.

Under the RBA, the risk-weighted assets (RWA) are determined by multiplying the amount of the exposure by the appropriate regulatory risk weights, which depend on:

•	The external rating or an available inferred rating;

•	The seniority of the position; and

•	The granularity of the position.

ING Bank uses the Internal Assessment Approach (IAA) for the support facilities it provides to Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp., based on externally published rating agency methodologies.

Credit Risk Models

Within ING Bank internal Basel models are used to determine the PD, EAD and LGD for regulatory and economic capital. Bank wide, ING Bank has implemented more than 100 models, including various sub models that may be applicable for a specific portfolio.

There are three types of modelling which form the foundation of these PD, EAD and LGD models used throughout the bank.

•

Statistical models are created where a large set of default or detailed loss data is available. They are characterised by a sufficient number of data points that facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available.

•

Expert models are based on the knowledge and experience of experts from both risk management and front office staff and literature from rating agencies, supervisors and academics. These models are especially appropriate for ‘Low Default Portfolios’, where limited historical defaults exist; thereby reducing the reliability of a statistical model.

•	Hybrid models contain characteristics of both expert and statistical models.

Next to the model choice, the definition of default is an important starting point for model building. ING Bank uses a framework that integrates elements of the regulatory definition of ‘Default’ and the loan loss provisioning indicators under IAS 39. The rationale is that several indicators are very close to the indications of an obligor’s ‘unlikeliness to pay’ under Basel II and similar regulations. Integration of both frameworks makes it possible to use the regulatory risk components PD, LGD and EAD in the collective provisioning process under IAS 39, further enhancing ING Bank’s compliance with the Basel II ‘use test’. Key differences between the parameters used for Loan Loss Provisioning and Regulatory Capital calculations are that Regulatory Capital parameters are typically through the cycle while Loan Loss parameters tend to be more point in time. Additionally, the LGD for Regulatory Capital calculations is based on a down-turn LGD.

Notes to the consolidated financial statements continued

Pre Settlement (PS) measurement models.

For regulatory capital the Pre-Settlement (PS) exposure is calculated using a Marked to market (MtM) plus regulatory-based add-on tables. For internal capital purposes ING Bank uses two methodologies to calculate its Pre-Settlement (PS) exposures. Ideally, all parts of ING Bank would apply identical methodologies at all times. However, it is recognised that the ability to implement risk measurement methodologies is highly dependent on systems capabilities, and in certain cases the benefits of implementing a methodology may not be justified by the costs. Therefore more than one methodology is presently in use at ING Bank.

•

MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum between the MtM of the trade and the model-based Add-on. The MtM fluctuates through the life of the contract. The model-based Add-on is product-specific, and takes into account remaining time to maturity, profiling per time-buckets etc. Add-ons are updated with a frequency that takes into account the major market changes. This methodology is used for pre-deal exposure assessment of all ING Bank financial markets products and for post-deal risk calculations for financial markets portfolios for which computational efforts and costs associated with implementation of Scenario Simulation approach are not justifiable;

•

Scenario Simulation approach (Monte Carlo approach): Scenario Simulation approach is the most complex of the methods for PS risk calculations. This approach is the only approach that fully takes into account the daily market conditions, including correlations between the risk factors and portfolio benefits. This approach is also referred to as Monte Carlo (MC) approach and is currently used for the largest volume of derivative products such as FX and interest rate derivatives. ING Bank is in the process of implementing this approach for more products. The monitoring of the PS exposures and the limit setting for the products within the scope of the MC approach are based on the exposures resulting from the MC approach, the pre-deal check exposure assessment is based on the MtM plus model add-on approach.

In addition to the two approaches ING recognises that certain trading products that are outside of this scope may be deemed insufficiently accurate. For example, highly structured or exotic derivative transactions may differ significantly from the generic transactions used to calculate the Add-ons. For the assessment of risk exposures of such complex products a bespoke calculation is made.

The figure below provides a high level summary of the application of model outcomes (PD, EAD and LGD).

Credit risk model governance

All PD, EAD and LGD models are built according to the ING Bank internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Validation (MV) the Credit Risk Committee (CRC) approves the models. Local model approval is delegated by the CRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the DNB in a quarterly report. In addition, MV validates each model on an annual basis. During such periodical validation the model performance is analysed via amongst others back testing. Most of the credit models reviewed by Model Validation show a conservative observed performance compared to predicted levels.

Notes to the consolidated financial statements continued

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in the CRD, the DNB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments, including countries.

ING Bank’s probability of default (PD) rating models are based on a 1-22 scale, which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s and Fitch. For example, an ING Bank rating of 1 corresponds to an S&P/ Fitch rating of AAA and a Moody’s rating of Aaa; an ING Bank rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

Risk ratings (PD) for performing loans (1-19) are calculated in ING Bank IT systems with internally developed models based on data either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a clearly defined rating appeal process. Risk ratings for non-performing loans (20-22) are set on the basis of an approved subjective methodology by the global or regional restructuring unit. For securitisation portfolios, the external ratings of the tranche in which ING Bank has invested are leading.

Risk ratings assigned to counterparties are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored.

Over 95% of ING Bank’s credit risks have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Basel II ratings exceeds 99% coverage by exposure. Some of these models are universal in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance, and Leveraged Companies. While other models are more regional or country specific, such as PD models for SME companies in Central Europe, the Netherlands, Belgium, Luxembourg, and the United Kingdom, as well as residential mortgage and consumer loan models in the various retail markets.

Rating Models for retail counterparties are predominantly statistically driven and automated, such that they can be updated on a monthly or bi-monthly basis. Models for SME companies, and larger corporates, institutions and banks are manually updated, and are individually monitored on at least an annual basis.

Exposure classes

The Basel II Accord has developed the concept of ‘Exposure Classes’. These are essentially groupings of credit risks associated with a common counterparty type or product type. For the AIRB Approach, most of the exposure classes have subcategories. ING Bank has applied the following definitions to determine Exposure Classes:

Governments include Sovereign Government entities, Central Banks and Basel II recognised Local / Regional Authorities as well as Supranational Organisations;

Institutions include all Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

Residential Mortgages include all mortgage loans for residential properties that are not part of a securitisation; and

Retail Other includes all other credit obligations related to Retail SMEs, such as partnerships, one-man businesses and private individuals, such as consumer loans, car loans and credit cards.

Securitisations include securitisation programs for which ING Bank acts as an investor, sponsor or originator.

Under these exposure class definitions, it is possible for a private individual to be included under both residential mortgages and retail other. For other types of counterparties or issuers, there is no potential overlap.

The Pillar 3 disclosure provides detail of the ING portfolio classified by these Exposure Classes. This should be helpful for comparison with other AIRB banks. However, ING Bank does not manage its portfolio according to these exposure classes but based more on geography, customer segment, industry, and product. Therefore, additional portfolio breakdowns are also provided in Pillar 3 that reflect these management classifications of the portfolio.

Securitisations

ING Bank primarily plays three roles in its exposure to securitisations programs which are:

ING Bank as Investor

ING Direct has been the primary investor in securitisation transactions within ING Bank. Its core strategy is gathering customer deposits and providing lending products to its retail customers. The savings product is typically the first product to be launched in a country followed by mortgages and other retail products (current accounts, unsecured loans, credit cards etc.). The difference between retail liabilities and own originated retail assets is invested in high quality bonds and when appropriate in certain internal assets originated by other ING Bank entities. The execution of this business model in a cost-efficient manner is ING Direct’s competitive advantage. Given ING Direct’s business model as a liability driven operation with a focus on cost efficiency, ING Direct invests with a view to minimise credit risk, while ensuring sufficient liquidity. Hence, ING Direct accumulates highly rated debt securities with minimal credit risk thereby capitalising on its economies of scale.

Notes to the consolidated financial statements continued

ING Bank as Originator

ING Bank originates own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. However, for a securitisation transaction to be recognised as for RWA reduction, risk transfer alone may be insufficient due to the increasing impact of the maturity mismatch formula. As a consequence, the RWA of the retained tranches for one of the transactions would be higher than the total RWA of the underlying pool before securitisation. In such cases the RWA calculation for the transaction is performed as if it was not securitised.

ING Bank as Sponsor

In the normal course of business, ING Bank structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPV. The transactions are often funded by the ING Bank administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. continues to fund itself externally in the ABCP markets. In its role as administrative agent, ING Bank facilitates these transactions by providing structuring, accounting, funding and operations services. ING Bank also provides support facilities (liquidity and program wide enhancement) backing the transactions funded by the conduit. Mont Blanc is fully consolidated into the ING Bank financial accounts.

Credit Risk tools

Credit Risk Policies

ING credit risk policies provide for generic rules and roles and responsibilities that should always prevail within ING Bank. While allowance is given for discretionary variation to comply with local regulations, such variations must always comply with the content of a global ING Bank wide credit risk policy and approved by (local) credit risk. All credit risk policies are created according to the policy development standards and reviewed on a regular basis. Each policy has a credit risk sponsor and is created in close consultation with the various stakeholders within credit risk, front office and where applicable other corporate departments. All policies require approval by the Credit Risk Committee (CRC) and where applicable (for instance in case of determining delegated authorities) by the Global Credit Committee (GCC).

Credit Risk systems and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING Bank is accomplished through promotion of single, common credit risk data standards and the integration into common credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop the credit risk tools centrally. Corporate Credit Risk Management (CCRM) together with the Bankwide Customer Domain (BCD) jointly designs and operates the tools, the process and the environment while the ING units (the users) provide the data input and various other ING departments and/or external regulators provide the rules, policies, and methodology embedded in the various tools.

The philosophy is to re-use the same data for all purposes, in an integrated approach that overlaps the three key areas of ING Bank policy, the regulatory environment in which we operate, and the daily processes which are active throughout the group. Overlapping these three areas is the essential requirement to ensure data quality standards and discipline remains high. The integrated approach is illustrated in the following diagram.

The CCRM/BCD customer-centric data model conforms strongly to the three core business needs of ING Bank:

•	To transact efficiently with our counterparties;

•	To be compliant with our internal and external obligations; and

•	To monitor the risks we undertake.

The customer-centric approach ensures that ING Bank can react quickly to changing regulations, business needs and best practices in our dealings with our clients and prospects.

Notes to the consolidated financial statements continued

Guiding principles regarding data elements

The guiding principles are that each data element should only be input once, and should have a clear ‘home’ system or database which is leading throughout all uses of that data element. From the data ‘home’, the data may then be redistributed to other systems or databases that may require that data in an automated straight through processing (STP) method. Depending on the need, the data may be transferred in real time, near real time, daily, weekly or monthly. This frequency of underlying data transfer is independent from the data transfer that may take place for consolidation purposes.

The main credit risk systems are all accessed through a portal (Vantage), which also provides global tools for the customer domain (GRID), compliance, and regulatory reporting.

ING Bank main credit risk systems

Global relationship database (GRID)

One global counterparty database for all incorporated entities throughout the world, GRID is leading for all data related to an organisation, such as ownership (legal and economic), legal name, industry code, town and country of residence, town and country of incorporation, customer type, and customer segment. The data in GRID is static, which implies that it does not change (on average) more than once per year.

The organisations in GRID include ING Bank’s counterparties and prospects. GRID also contains private individuals, who are in scope when they are Private Banking customers, Ultimate Beneficiary Owners (UBOs), related parties, or cover providers to businesses. GRID also contains ING’s contacts.

GRID’s cross-reference functionality is essential. It enables us to link company information from different internal and external databases, with different local identification codes. Additionally, ING Bank automatically uploads credit ratings (from S&P, Fitch, and Moody’s) and any (new) security ID (CUSIP, SEDOL, Bloomberg ID, or ISIN) on a daily basis, based on this cross-reference structure.

To ensure data integrity, GRID is reconciled on a weekly basis to over 17 external databases. Internally, GRID feeds data to 108 databases and additionally reconciles data for 122 systems.

ING Bank consolidated risk data warehouse (Vortex)

Vortex was built based on the credit risk requirements, which means it thinks, calculates and reports based on this concept. Vortex has three main functions and three main purposes. The three main functions of Vortex;

•	Credit Risk Data Warehouse covering close to 100% of ING Bank credit risk exposure;

•	Calculation Engine: Vortex calculates country risk, large exposure, exceptions, average limit/ Outstanding, provisions, economic capital and regulatory capital;

•	Provide reports at a transactional, organisational, counterparty, department or ING Bank entity level.

The three main purposes of Vortex;

•	Analysis for decision makers;

•	Compliance: Vortex is compliant and meets the requirements set by the regulators;

•	Disclosure: Vortex delivers reports to external rating agencies and investor relations.

Notes to the consolidated financial statements continued

Integrated credit process environment (STARpro)

STARpro is an integrated suite of applications, which manages various workflow processes related to counterparty on-boarding for most of the commercial and business banking activities. STARpro is actually a series of interrelated functions that are required to seek approval, such as:

•	Financial statements import and projection analysis;

•	Establishing and appealing risk ratings;

•	Customer due diligence (CDD) Risk Level determination;

•	MiFID classification determination;

•	Environment and social responsibility reviews

•	Determining loan pricing;

•	Seeking credit risk approval (the analysis);

•	Administration of (standardised) documentation;

•	Problem loan management and determining the level of ISFA provisions;

•	Document management (an electronic library);

•	Research reports from external rating agencies (S&P, Fitch, Moody’s, and Graydon) as well as internal equity research;

•	STARpro automatically receives organisation data from GRID and exposure information from Vortex.

The Financial Statements module provides the user with the ability not only to register a company’s financial statements in a common (IFRS-based) format, but also to project the company’s future financial position as a result of the transactions contemplated. This allows the common view on the company’s financial status to be communicated throughout ING and to form a consistent basis on decision making processes relying on financial information. This data is then aggregated and presented on the (read-only) browser-based Financial Statements component of STARpro.

Financial Statements data is automatically forwarded to Risk Rater, where it is incorporated into one of the various probability of default rating models. Risk Rater contains two kinds of rating models:

•	Automated, whereby the data for a large number of counterparties is automatically processed from the source systems on a periodic (usually monthly) basis to determine new risk ratings; and

•	Manual ratings, which are calculated on an individual basis and where the user is required to also answer additional subjective questions in order to create a rating.

Once a rating is approved the rating results are forwarded in real time to GRID. GRID then redistributes the rating (update) to the subscribing systems.

The Loan Pricer module is used to price loans and investments. It accesses existing data from within Vantage for existing deals and uses this data in the loan pricing component, a tool which assists the user in structuring and optimising a deal, while determining if the transaction meets ING Bank’s internal risk/reward requirements. Functionality includes the ability to create and compare different scenarios, and to search for break-even values.

The Approval Package module supports the credit approval process by automating the creation and management of credit application documents and routing them to reviewers and approvers. Approval Package is the tool that collects the data from all of the other modules (including data received from other STARpro modules and all exposure data from Vortex), in order to put together the credit application package. For annual reviews, the user is required to check the existing data (sourced from their local tools via Vortex), and make any requested changes. For new deals, the user (usually an account manager) inputs the entire deal structure (using local source system codes) directly into Approval Package. The tool then has a workflow function to guide the credit application through the credit approval process.

The Problem Loans module is used to create provisions for organisations where the rating is set to 20, 21 or 22 and the outstanding is equal or bigger than the threshold (in general 1 million Euro, in individual cases or for certain units, the threshold could be lower). It also records detailed information on organisations in default. In addition the Problem Loan tool supports the problem loan provisioning process by automating the creation of problem loan applications and routing provisioning proposals to designated reviewers and approvers. It also provides a centralised ING Bank-wide repository for problem loan applications. All relevant policies, regulations and methodologies are as much incorporated in the systems as possible, providing an integrated approach.

Credit Risk reporting

Credit risk reporting is a crucial element of credit risk management. Regulators and ING Bank’s management increasingly recognise the value of risk-reporting systems and accessibility of data to monitor trends as well as to keep consistency and credibility in published data. A dedicated credit risk reporting department addresses various reporting requirements as well as key reporting principles.

Notes to the consolidated financial statements continued

Role of reporting department

The credit risk reporting department contributes in the following ways to CRM:

•

Provides periodic overviews of credit capital, migration of risk weighted assets, concentration overviews by industry/sector/counterparty names required or requested by the DNB and other European regulators;

•

Participate in the various exercises/simulations conducted by regulators and other policy-makers by being transparent in the data and analysis shared, to allow useful results and work towards more stable and efficient financial markets;

•

Provides senior management and other risk departments an insight showing trends and quantitative as well as qualitative analysis in material risk areas within ING Bank in a comprehensive and simplified manner to facilitate informed decision-making;

•

Addresses ad hoc requests from regulators, analysts and rating agencies and other external stakeholders which are driven by current market events impacting specific regions, portfolios or counterparties;

•	Serves as a control function by analysing various portfolios and comparing them to certain risk policies. In addition, significant monthly portfolio changes are analysed and reviewed.

ING Bank’s reporting principles

The Basel Committee on Banking Supervision (BCBS) released a consultative paper in June 2012, entitled ‘Principles for Effective Data Aggregation and Risk Reporting’. The paper stems from a recommendation made by the Financial Stability Board (FSB) and outlines 11 key principles for global systemically important banks to follow. ING Bank has done a self-assessment and rates itself satisfactory or better on all principles. Nonetheless, gaps have been identified in certain sub-portfolios and actions are being planned to further improve the credit information technology and reporting. The following are the key principles based on which this information is obtained and shared:

•	Accuracy: Reports made by analysts are peer-reviewed, management reviewed, reconciled with other publications for consistence and validated by responsible departments.

•	Timeliness: Up to date information is provided to stakeholders in a timely and dynamic manner to ensure relevance and usefulness in this quickly changing economic environment;

•

Completeness: ING Bank’s reporting tools capture and aggregate all credit risk data across the banking group providing a complete overview within the depth and scope of ING Bank’s operations and risk profile;

•	Adaptability: Reporting systems and tools are enabled with various filters and options which allow the reporting department to quickly aggregate risk data to meet a broad range of ad hoc requests;

•	Auditability: Data, sources and methods used for reporting are maintained in a proper and clear manner which is audited by external sources to ensure credibility and efficiency.

Credit Risk Portfolio

ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitised assets such as Mortgage Backed Securities and Asset Backed Securities are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the security‘s issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.

Risk rating buckets per line of business

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P, Moody’s and Fitch/IBCA equivalents.

Risk classes ING Bank portfolio, as % of total outstandings (1)

		Commercial Banking		Retail Banking Benelux		Retail Banking International (2)		Corporate Line		Total ING Bank
		2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
1	(AAA)	2.9%	2.9%	0.0%	0.0%	7.6%	9.6%	0.8%	6.1%	3.3%	4.5%
2 – 4	(AA)	12.6%	17.7%	5.1%	4.2%	16.0%	16.0%	80.5%	81.9%	12.5%	13.8%
5 – 7	(A)	19.3%	20.4%	5.8%	5.1%	21.2%	17.8%	9.0%	10.5%	15.0%	15.0%
8 – 10	(BBB)	25.5%	24.6%	42.6%	42.8%	26.7%	29.2%	0.8%	0.7%	31.1%	31.3%
11 – 13	(BB)	25.4%	22.4%	34.6%	37.3%	20.9%	15.9%	0.2%	0.3%	26.7%	24.1%
14 – 16	(B)	8.9%	8.2%	6.2%	5.4%	5.5%	8.1%	0.4%		6.8%	7.3%
17 – 22	(CCC & Problem Grade)	5.4%	3.8%	5.7%	5.2%	2.1%	3.4%	8.3%	0.5%	4.6%	4.0%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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

Notes to the consolidated financial statements continued

The relative shifts in rating classes 1 and 17 – 22 for Corporate Line are the results of the run off of certain ING securitisation programs and the inclusion of parts of the ING Direct ALT-A portfolio in the Corporate Line after the sale of ING Direct US, respectively. On a total portfolio level, in absolute numbers, these changes are negligible.

Credit Risk types

Within the Lending portfolio, by nature the largest risk category with 78%, there was an upward shift towards rating classes A and AA. In these buckets a noticeable shift in outstandings was seen from Central Governments to Private Individuals, in line with ING’s continuous focus on core clients. In the Investment portfolio there was a shift to better risk categories across the Institutions portfolio. Bond investments especially in Southern Europe were actively de-risked. The decrease in the AA bucket for Money Market is directly related to less deposits given to the Dutch and North American central banks. The decrease in the AAA bucket for Investment is directly related to the divestment of Direct US and Direct Canada.

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings (1)

		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
1	(AAA)	1.4%	1.6%	12.9%	18.9%	9.8%	1.4%	3.5%	2.9%	3.3%	4.5%
2 – 4	(AA)	6.3%	5.2%	45.3%	38.3%	35.5%	71.6%	11.0%	17.0%	12.5%	13.8%
5 – 7	(A)	10.7%	9.4%	18.2%	23.9%	35.7%	19.3%	54.9%	50.9%	15.0%	15.0%
8 – 10	(BBB)	36.1%	37.8%	11.4%	13.3%	13.4%	2.7%	17.4%	18.5%	31.1%	31.3%
11 – 13	(BB)	31.6%	31.5%	9.3%	2.2%	5.4%	4.9%	10.1%	8.2%	26.7%	24.1%
14 – 16	(B)	8.4%	9.7%	1.1%	0.4%	0.2%	0.1%	1.9%	1.7%	6.8%	7.3%
17 – 22	(CCC & Problem Grade)	5.5%	4.8%	1.8%	3.0%	0.0%	0.0%	1.2%	0.8%	4.6%	4.0%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

Risk industry concentration

ING Bank uses a common industry classification methodology based on the NAICS system (North American Industry Classification System). This methodology has over 1,500 detailed industry descriptions, which are aggregated into 22 industry classes at the highest level. Certain countries require ING Bank to report locally based on other industry classification methodologies, which are generally derived from the NAICS classifications presented here. Residential mortgages are generally only extended to private individuals.

As part of the focus on core clients, ING Bank further reduced its relative exposure to central governments and banks and the financial sector while growing the private individual and corporate portfolios. The category Central Banks reduced considerably as less excess liquidity was deposited at Central Banks.

Risk concentration: ING Bank portfolio, by economic sector (1)

	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Private Individuals	0.0%	0.0%	75.4%	75.3%	58.4%	55.0%			42.9%	41.2%
Commercial Banks	12.8%	16.2%	0.2%	0.2%	12.3%	11.1%	9.2%	14.9%	8.1%	9.8%
Real Estate	14.9%	13.0%	4.6%	4.5%	1.1%	0.9%			7.0%	6.2%
Non-Bank Financial Institutions	11.1%	10.7%	0.9%	1.1%	8.3%	14.5%	10.6%	4.5%	6.8%	9.4%
Central Governments	9.7%	10.7%	0.9%	0.9%	4.6%	6.6%	79.5%	48.5%	6.7%	6.5%
Natural Resources	13.3%	10.9%	0.4%	0.4%	0.7%	0.4%			4.9%	4.1%
Transportation & Logistics	6.9%	5.9%	1.2%	1.3%	0.2%	0.2%			2.9%	2.5%
Central Banks	6.0%	9.6%	0.1%	0.1%	2.2%	3.3%		30.7%	2.8%	4.6%
Lower Public Administration	0.5%	0.4%	1.9%	1.4%	5.9%	4.4%			2.6%	2.1%
Services	3.4%	3.3%	3.1%	3.3%	0.5%	0.3%		0.5%	2.4%	2.2%
Food, Beverages & Personal Care	3.5%	3.0%	2.1%	2.1%	1.1%	0.6%		0.0%	2.3%	1.9%
General Industries	3.4%	3.3%	1.4%	1.5%	1.4%	0.8%	0.4%		2.1%	1.9%
Builders & Contractors	2.7%	2.4%	1.9%	2.0%	1.3%	0.8%			2.0%	1.7%
Other	11.8%	10.6%	5.9%	5.9%	2.0%	1.1%	0.3%	0.9%	6.6%	5.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

Notes to the consolidated financial statements continued

Country Risk

In 2012 a more comprehensive Country Risk Framework was implemented which resulted in enhanced disclosure of country risk information. For comparison reasons, we have used the same framework settings for the 2011 figures.

The largest relative geographic area of growth was Rest of Europe which was mainly due to increased exposure to Private Individuals in Turkey and Poland. Germany was the second region in terms of relative growth which was also due to increased exposure to Private Individuals.

In line with ING Bank’s de-risking strategy, the portfolio developments in the Americas showed the biggest relative decline due to the sale of ING Direct US and ING Direct Canada. Exposure in the Netherlands continued to decline mainly due to decreased exposure to the Dutch Central Bank.

Exposure continued to grow in core home markets of Europe, while declining in North America due to the sale of the units ING Direct US and Canada in the course of 2012. This also had a large relative effect and far outweighed any currency movements.

Largest economic exposures: ING Bank lending portfolio, by geographic area (1)

	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Netherlands	15.5%	18.6%	72.5%	73.7%	0.6%	3.4%	76.6%	83.4%	31.1%	29.1%
Belgium	8.0%	7.5%	25.7%	24.3%	0.6%	0.3%	0.3%	0.5%	11.5%	9.6%
Germany	4.0%	4.2%	0.2%	0.1%	39.2%	25.5%	2.2%	5.4%	12.6%	10.4%
Rest of Europe	45.1%	41.6%	1.3%	1.2%	36.3%	27.8%	10.6%	8.0%	27.7%	25.4%
Americas	15.0%	16.1%	0.2%	0.2%	1.0%	28.0%	10.3%	2.6%	6.2%	15.7%
Asia/Pacific	11.8%	11.5%	0.1%	0.1%	22.3%	15.0%	0.0%	0.1%	10.7%	9.5%
Rest of World	0.6%	0.5%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	0.2%	0.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Geographic areas are organisation based and for private individuals based on country of residence.

Credit Risk Mitigation

As with all financial institutions and banks in particular, ING Bank is in the business of taking credit risks in an informed, controlled and measured fashion. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING Bank. ING Bank uses different credit risk mitigation techniques, of which entering into Master Agreements, Collateral Agreements and CDS contracts are the main techniques used.

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

The use of Central Clearing Parties (CCPs) is becoming an increasing element of the derivative business. CCPs do not really mitigate the counterparty risk. Instead, the credit risk is shifted from Counterparties to CCPs. By year end 2012 the notional Pre-Settlement exposure that was cleared via CCPs increased by 50%.

Collateral policies

During the assessment process of creating new loans, trading limits, or making investments, as well as reviewing existing loans trading positions and investments, ING Bank determines the amount and type of collateral, if any, that a customer may be required to pledge to ING Bank. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING Bank actively enters into various legal arrangements whereby ING Bank and/or counterparties may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING Bank can receive or pledge. The type of collateral which is held as security is determined by the structure of the loan or position. Consequently, since ING Bank’s portfolio is diversified, the profile of collateral it receives is also diversified in nature. The one exception is residential mortgages which comprise a significant part of the lending portfolio. Per definition, residential mortgages are collateralised by housing. ING Bank maintains the residential mortgage collateral in its centralised data base and in most cases uses external data to index the market value.

Notes to the consolidated financial statements continued

As part of its securities financing business, ING Bank entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING Bank held as collateral under these types of agreements was EUR 88.4 billion at 31 December 2012 and EUR 74.0 billion at 31 December 2011. Overall open securities financing trades showed a small increase at year end 2012 compared to year end 2011. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING Bank). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING Bank is obliged to return equivalent securities in such cases.

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

Credit derivatives

ING Bank actively participates in the credit risk derivative (CDS) trading market, as a net purchaser of credit risk protection from other counterparties. ING Bank has purchased a small amount of credit risk protection for hedging purposes, usually in order to reduce concentration on certain ‘legal one obligor groups’ without having to reduce ING Bank’s relationship banking activities. ING Bank does not actively sell credit default swaps for hedging or investment purposes. Although Basel II rules permit a reduction of credit risk capital under certain circumstances where ING Bank has purchased CDS protection, ING Bank does not currently make use of this provision in determining its Basel II capital base.

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

In the table below the residential mortgage portfolio, the mortgage collateral amounts and the commercial banking related exposures and its attached collaterals are shown. Please note that the figures shown for the AIRB portfolio are based on official regulatory settings, amongst others resulting in collateral values before haircuts, as, if and when applicable. The exposure classes shown are based on Basel II Accord exposure classes. ING Bank records collateral values per facility: for the AIRB portfolio, these figures are based on original cover values, although some business units attempt to update to actual market values. This is inherently difficult in volatile markets. Some facilities have various levels of collateral; others have no collateral at all. Looking at the total figures may not reflect the collateral value per facility.

Promises

Promises are defined as a legally binding declaration by persons or organisations that give ING Bank the right to expect and claim from those persons or organisations if ING Bank’s customer fails on its obligations to ING Bank. Common examples are guarantees received and letters of credit.

The following table shows the regulatory credit risk exposures at default and cover values per line of business: Retail Banking (comprising both Benelux, Direct & International) and Commercial Banking. Exposures for Retail Banking are reported for the most relevant retail product being Residential Mortgages while the remaining regulatory exposures at default are classified as Retail SME Retail.

Exposures at default for Commercial Banking are reported for the most relevant exposure classes being Institutions, Corporate and Central Governments and Central Banks. Regulatory credit risk exposure at default is inclusive of both on balance and off balance sheet exposures, and of all risk categories.

Notes to the consolidated financial statements continued

For each product or category, the cover amounts are then reported for the most relevant collateral categories being Mortgages and Eligible Financial Collateral (including cash and securities), and for the most relevant Promises category being Guarantees. The remaining collaterals and promises are included in the category Other.

In 2012, ING Bank changed the way it allocated guarantees at the request of DNB. The goal was to ensure that no guaranteed risk weight is lower than the risk weight of the guarantor on an unsecured basis. In order to ensure this calculation, ING removed two conservative cover allocation methods related to guarantees. Previously, guarantees were allocated by borrower group instead of facility and a maximum of 100% of the facility was used for guarantees. These two elements have been eliminated in 2012. In addition, ING Lease has begun classifying certain purchase obligations as guarantees. The net effect of these changes is that the amount of guarantees in 2012 is not directly comparable with the 2011 level.

Performing Assets – Cover values including guarantees received** – AIRB Portfolio based

	READ*		Total Credit Covers*****		Mortgages****		Eligible Financial Collateral		Guarantees***		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Retail
Residential Mortgages	289,044	335,099	445,727	505,991	412,926	465,778	n.a	n.a	32,636	39,971	165	242
Retail SME	34,764	35,987	31,424	29,855	14,604	16,201	764	776	7,338	3,897	8,718	8,980

Total Retail	323,808	371,086	477,151	535,846	427,530	481,979	764	776	39,974	43,868	8,883	9,222

Commercial
Institutions	85,226	99,703	14,271	10,183	82	90	92	406	13,528	9,079	569	609
Corporate	243,508	265,030	203,263	186,030	79,458	82,195	16,518	12,965	36,922	28,965	70,365	61,904
Central Governments and Central Banks	84,462	107,613	1,731	2,879	135	83	3	12	1,520	2,726	73	58

Total Commercial	413,196	472,346	219,265	199,092	79,675	82,368	16,613	13,383	51,970	40,770	71,007	62,571

Total	737,004	843,432	696,416	734,938	507,205	564,347	17,377	14,159	91,944	84,638	79,890	71,793

*	Regulatory Exposure At Default based on Basel II Accord.
**	Excluding intercompany positions.
***	Guarantees received can be additional to pledges and not necessarily replace covers.
****	The used valuations methods for the underlying covers may vary per cover.
*****	Credit covers are the sum of all existing covers. Excess cover amounts on specific loans cannot be put in place for loans without covers.

Therefore, the figures shown in the table should not be used for netting calculation purposes.

The cover tables show a breakdown of ING Bank’s retail and commercial portfolios. The Residential Mortgages portfolio relates to private individuals and small and medium sized enterprises. The growth in this portfolio was mainly driven by Germany. After the sale of ING Direct USA and ING Direct Canada, ING Bank’s residential mortgage portfolio outstandings decreased to approximately 39% of ING Bank’s credit outstandings. The Financial Institutions portfolio is comprised of commercial banks and non-bank financial institutions. Corporates range from large enterprises to small and medium sized companies. Central governments and central banks consist of all governmental layers, from local to national and central banks. The decrease in this portfolio was mainly driven by exposure in The Netherlands.

Loan-to-Value (LTV)

The LTV ratio relates the total loan amount to the market value of the collateral. The market value is usually the registered value as adopted from the valuation report of a qualified appraiser or valuer. ING Bank has a team of specialists for the valuation of real estate, which is supplemented with external and desk top valuation. In some countries residential mortgages are covered by governmental or commercial insurers. For example the Nationale Hypotheek Garantie (NHG) in The Netherlands, which guarantees the repayment of a loan in case of a forced property sale. The LTV in The Netherlands is relatively high, but is partially compensated by the NHG guaranteed portfolio and other secondary covers, such as life insurance policies, savings and investment products.

When available, indexation is applied to re-evaluate the collateral to the present value. In the LTV calculation the following property covers are included: residential and industrial/commercial properties, land and applicable other fixed assets. All other covers are excluded.

ING Bank’s residential mortgage portfolio outstandings amount to EUR 296 billion, making up 39% of the total ING Bank credit risk outstandings. The average LTV of the total residential mortgage portfolio amounts to 79% (2011: 75%).

Notes to the consolidated financial statements continued

In the cover table below the performing and nonperforming Residential Mortgages in the Retail SA portfolio are shown, together with the original cover values.

Cover values Residential Mortgages – SA Portfolio based

	READ*		Mortgages**
	2012	2011	2012	2011
Retail
Residential Mortgages Performing Assets	11,334	10,528	26,216	25,342
Residential Mortgages Problems Assets	26	16	93	106

Total Residential Mortgages	11,360	10,544	26,309	25,448

*	Regulatory Exposure At Default based on Basel II Accord
**	Based on original cover value

Credit quality

Since the beginning of the crisis, increases in past due obligations, impaired loans, provisions and problem loans in general have occurred in the ING credit risk portfolio. Due to the continued economic pressure and low investor appetite, the restructuring of files is getting more complicated and as a result, the average turnaround time of the files at Global Credit Restructuring has increased. In the work out practice, ING faces an increasing number of situations where the traditional Plan A is not a realistic possibility. Plan A generally consists of an amicable restructuring agreement with the present owner and, sometimes, the executive management, based on debt reduction, additional collateral or external equity versus improved conditions and risk / reward profile for the bank. Other cases demand another arrangement or a Plan B – a lender led solution where the bank(s) temporarily take ownership or take the company through, pre-packaged, insolvency to find a new strategic partner, which can add value in terms of liquidity, synergies and management. Successful restructuring outcomes are more difficult to achieve.

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

Credit quality: ING Bank portfolio, outstandings

	2012	2011
Neither past due nor impaired	712,020	849,283
Past due but not impaired (1 – 90 days) (1)	6,579	6,649
Impaired (2)	14,928	13,382

Total	733,527	869,314

(1)	Based on lending (consumer loans and residential mortgages only).
(2)	Based on credit risk measurement contained in lending and investment activities.

Aging analysis (past due but not impaired): ING Bank portfolio, outstandings (1)

	2012	2011
Past due for 1 – 30 days	5,350	5,455
Past due for 31 – 60 days	1,142	1,111
Past due for 61 – 90 days	87	83

Total	6,579	6,649

(1)	Based on lending (consumer loans and residential mortgages only). The amount of past due but not impaired financial assets in respect of non-lending activities was not material.

ING Bank considers past due loans to be those loans where any payment of interest or principal is more than one day past due. The methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. For business loans (governments, institutions, corporates), ING Bank has adopted a policy to classify the obligor as a problem loan as quickly as possible upon the occurrence of a payment default. This can even occur before a payment default has taken place. Therefore, the concept of past due loans does not exist for these types of obligors (and hence the reason why certain exposure classes show no figures).

As a general rule, ING Bank considers business loans as non-performing after a payment default of fourteen days. This is much stricter than required under the Basel 2.5 definition.

Notes to the consolidated financial statements continued

Forbearance

Forbearance activities are activities that are employed in order to maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest and/or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures and other modifications. Forbearance may be an effective measure to avoid default, foreclosure or repossession, but there remains a risk that default, foreclosure or repossession may still occur, despite forbearance being offered.

ING Bank applies forbearance activities to a limited extent in accordance with its Retail Loan Modification policy. Each ING Bank business unit that applies forbearance activities has established clear criteria to determine a client’s eligibility for a loan modification, procedures to verify a client’s representations and specific approval mandates. Such criteria, procedures and mandates are approved by local credit risk management. Credit risk management monitors the performance of clients with modified loans at least on a monthly basis.

Clients that are offered a loan modification, and who have accepted such modification, are assigned a specific risk rating and PD. A loan modifications is, on itself, not considered as a credit default trigger, but may be applied to loans that are in default based on other triggers. For significant loan modifications, the difference between the net present value of expected future cash flows before and after the modification is charged to the profit and loss account and added to the loan loss provision. All modified loans are flagged in the credit risk systems. Loan modifications include one or more of the following (i) tenor extension, (ii) temporary interest-only payments, (iii) loan consolidation and (iv) refinancing.

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as ‘forbearance’. In general, forbearance represents an impairment trigger under IFRS. In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of loan loss provisioning as described below. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date.

ING Bank does not have a wide spread forbearance practice leading to financial losses in its business units. Most of the renegotiated loans are typically not impaired – which is valid for all loans where the renegotiated terms are (still) based on current market rates and contractual agreed cash flows are expected to be collected in full during the life of the loan. Modifications of loans which do not affect payment agreements, such as restructuring in relation to loan elements including collateral, structure and (waivers of) covenant rights, are not seen as sufficient indicators of impairment in themselves.

In Corporate Banking, (potentially) problematic loans are typically assessed on an individual basis and the occurrence of an impairment (or Basel II) default trigger – including the ‘unlikely to pay’ default trigger. This assessment is done on a quarterly basis, and will lead to the calculation of a loan loss provision whenever ING Bank estimates that not all contractual cash flows will be collected over time – in which case the loan asset is considered no longer ‘money good.’

In Retail Banking, the (re)modified loans are segregated from the other parts of the loan portfolio for collective impairment assessment to reflect the possibility of higher losses in this segment and to recognise the financial loss that already has occurred – e.g. the contractual agreed interest rate reduction for a period of time. The applicable Model PD’s and LGD’s for these loan portfolios are – also on a quarterly basis – monitored whether they still reflect the historical and also latest loss observations – and will be adjusted when this is no longer the case.

ING knows three different types of loan assets in which a (definite, non-recoverable) financial loss was incurred.

•	Corporate Banking: Troubled Debt Restructuring (risk rating 20)

•	Corporate Banking: Fair Value Adjustment (risk rating better than 20)

•	Retail Banking: (re)Modified Loans to Private Individuals (mostly Mortgages)

ING defines a loan as a Troubled Debt Restructuring (TDR) when a combination of the following is applicable (i) the loan is already impaired, (ii) NG Bank will or is likely to incur a loss by means of concessions agreed with the Borrowers and (iii) The company will not be liquidated, i.e. can be restructured and made financially healthy again. Within ING Bank, TDRs have a risk rating of 20. Impaired Borrowers that are unable to reach a consensual restructuring will either repay or will likely end up in liquidation and, in the latter case, be risk rated 21 or 22 (and are not considered to be TDR). Likewise all (potentially) problematic Borrowers, regardless of label being Watch list, Restructuring or Recovery, and where ING has not (yet) agreed to a concession leading to a financial loss, are not considered to be TDRs.

In all three cases, ING has incurred, or will incur a financial loss, which was accepted for non-commercial reasons. In the TDR case, the (loan loss) provision will be at least equal to the financial loss incurred.

Notes to the consolidated financial statements continued

Corporate Banking: Troubled Debt Restructurings

The total portfolio of loans classified as TDR amounted to EUR 1.2 billion in 2012.

Corporate Banking: Troubled Debt Restructuring

Region	2012	2011
UK	533	536
Netherlands	479	276
Germany	98	102
India	73	52
Poland	53	29
Italy	14	15
Austria	4	4
Russia	2	3
Czech Republic	1	2

Total	1,257	1,019

Corporate Banking: Fair Value Adjustment

There are loan situations where we have entered into a troubled debt restructuring (and have incurred a financial loss) but where we expect the Borrower to fully perform the restructured debt service. In such a case, the Borrower may be upgraded to a regular / performing Risk Rating – implying that the restructured debt is money good – while the loss is reflected in a Fair Value Adjustment to the original asset. In such a case the original loan asset will be derecognised and administered / rebooked as a new loan however with a lower carrying value than the original loan value – the difference being the fair value adjustment. As per 2012, ING Bank recognised EUR 189 million (2011: EUR 97.2 million) of Fair Value adjustments on EUR 1.3 billion of original exposure (EUR 1.1 billion in 2011) for the Corporate Lending

Corporate Banking: FVA on Corporate Loans

Region	2012*	2011*
UK	730	553
Spain	485	485

Total	1,215	1,038

*	Outstandings at moment of FVA.

Retail Banking: (re)Modified Loans to Private Individuals

ING Bank applies forbearance activities to a limited amount in accordance with the Retail Loan Modification policy. Under this policy, each ING bank business units should have clear criteria to determine a client’s eligibility for a loan modification, procedures to verify client’s presentation and specific approval mandates. Credit Risk Management monitors the performance of clients with modified loans at least on a monthly basis. All modified loans are flagged in the credit risk systems. Clients that are offered a loan modification, and who have accepted such modification, are assigned a specific risk rating and PD.

In the Retail Banking environment the (re)modified loan will normally reflect a fair value adjustment as in the Corporate Banking environment. In most cases, the (re)modification will lead to an interest reduction during the tenor of the loan. The financial loss, expressed as Net Present Value loss (or again Fair Value Adjustment), will be calculated as the difference between the market conform interest and the actual agreed interest x the tenor of the (re)modified loan, or NPV((Market Interest – Contractual Interest) x tenor in years). The outcome of this calculation will be deducted from the original carrying value of the loan, the original loan asset will be derecognised and replaced by a new FVA asset with a lower carrying value, reflecting the financial loss incurred.

Notes to the consolidated financial statements continued

As per 2012, ING Bank Retail reported EUR 291 million (EUR 1.6 billion in 2011) of Loan Modifications:

Retail Banking: Remodified Loans, outstandings and number of clients

		Outstanding		Clients
Region	Customer Segments	2012	2011	2012	2011
Belgium	Consumer Lending & Mortgages	139	127	913	725
Australia	Mortgages	60	43	265	196
Spain	Mortgages	52	30	304	173
UK	Mortgages	25	12	65	35
Italy	Mortgages	7	6	62	54
Romania	Consumer Lending & Mortgages	5	12	316	566
Poland	Consumer Lending & Mortgages	2	1	327	173
Luxembourg	Mortgages	1		3	1
Netherlands*	Mortgages	n.a		n.a
Turkey	Consumer Lending & Mortgages		1	19	182
US	Mortgages		1,364		3,417
Germany	Consumer Lending & Mortgages

Total		291	1,596	2,274	5,522

*	ING Domestic Bank Netherlands has a loan modification policy where modified customers are considered in default. These loans are tracked as defaulters and not under the Retail Loan Modification policy. These clients are not included in the above table. This is a conservative approach as most of these clients are current on their obligations. ING is considering to transfer these clients from the default category to remodified loans in order to provide better comparison to other Dutch mortgage providers and other international markets. As per 31 December 2012, the number of modified loans which are tracked as defaulters at ING Domestic Bank Netherlands is around 3,000, which represents around EUR 0.6 billion in outstanding amount.

Impaired loans

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

Impaired Loans: ING Bank portfolio, outstandings by economic sector (1)

	2012	2011
Private Individuals	4,370	4,790
Real Estate	3,723	2,671
Builders & Contractors	1,087	774
Transportation & Logistics	954	797
Food, Beverages & Personal Care	846	784
General Industries	649	819
Services	550	718
Other	2,749	2,029

Total	14,928	13,382

(1)	Economic sectors below EUR 500 million in both years are not shown separately but grouped in Other.

The largest sector remained private individuals and is a function of the large mortgage portfolio of ING Bank. The sale of ING Direct Canada and especially ING Direct US reduced the amount of private individuals in default. On the contrary, the amount of exposure to real estate customers in default increased sharply during 2012. This was largely the result of the deterioration of commercial real estate markets in many countries where ING is active.

Notes to the consolidated financial statements continued

Provisions

There are three types of provisions that have to be made and accounted for:

•

Individually Significant Financial Asset (ISFA) Provisions: for those loans where specific, individualised provisions are still required. These are generally loans that exceed the threshold amount. The threshold amount varies per business unit, but generally is nil in the international units, and EUR 1 million in the ‘home markets’. These provisions are made using an estimated future recovery methodology and then applying a net present value concept. The future cash flows are based on the restructuring officers’ best estimate of when/if recoveries will occur. Recoveries can be from any source, such as the sale of collateral, on-going cash flows, sale of a business/subsidiary, etc. ISFA provisions are all calculated using a common tool across ING Bank.

•

Incurred But Not Recognised (IBNR) Provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/ defaults that may have already occurred in the portfolio, but which ING Bank has not yet determined or recognised. These provisions are based on a modified expected loss methodology. The primary modification is that the PD time horizon (12 months) is shortened to periods of 3, 6, or 9 months, depending on the type of obligor. Generally, the larger the obligor, the shorter the PD time horizon. IBNR provisions are calculated centrally using a common tool across ING Bank.

•

Individually Not Significant Financial Asset (INSFA) Provisions: are made for acknowledged problem loans (ratings 20-22) that are below the threshold amount. Due to their small size, the IFRS-EU rules permit a statistical approach to measuring these provisions. Therefore, the calculation is based on the same statistical formula that is used to determine IBNR Provisions and is also calculated centrally using a common tool across ING Bank.

A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed by the ING Provisioning Committee (IPC) Bank, which advises the Management Banking Board on specific provisioning levels.

ING Bank holds specific and collective provisions of EUR 3,415 million and EUR 1,336 million, respectively (2011: EUR 3,040 million and EUR 1,133 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 753 million (2011: EUR 777 million) in provisions against the performing portfolio. The 2011 figures are including ING Direct USA and Canada.

Provisions: ING Bank portfolio (1)

	Commercial Banking		Retail Banking Benelux		Retail Banking International		Total ING Bank
	2012	2011	2012	2011	2012	2011	2012	2011
Opening Balance	2,039	1,855	1,751	1,641	1,160	1,699	4,950	5,196
Changes in the composition of the group		–3			–13	–565	–13	–568
Write-offs	–717	–373	–793	–494	–172	–437	–1,682	–1,304
Recoveries	41	66	90	37	11	9	142	112
Increase/(decrease) in loan loss provision	955	479	833	603	337	588	2,125	1,670
Exchange or other movements	–14	15	–17	–36	14	–134	–17	–156

Closing Balance	2,304	2,039	1,864	1,751	1,337	1,160	5,505	4,950

(1)	The 2011 figures are excluding ING Direct USA.

The 2012 figures are excluding ING Direct UK held for sale.

The economic distress had its impact on the development of the risk costs in 2012. Since 4Q11, risk costs have remained at elevated levels.

Large parts of the Investment portfolio and real estate development exposures are not part of the loan book and thus evaluated for impairment instead of provision. The Global Impairment Meeting is a quarterly process that reviews all assets that qualify against the IFRS impairment test.

Notes to the consolidated financial statements continued

Credit Covers Problem Assets

The table hereunder shows the cover values per credit risk category classified based on Retail and Commercial Banking products. In the ING Bank master scale which ranges from 1 being the best rating to 22 being the worst rating, Problem Assets are the Assets with ratings in the range 20–22. All other are called Performing Assets and are shown in the table below.

Problem Assets – Cover values including guarantees received** – AIRB Portfolio based

	READ*		Total Credit Covers*****		Mortgages****		Eligible Financial Collateral		Guarantees***		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Retail
Residential Mortgages	3,605	4,072	4,232	4,206	3,949	3,979	n.a	n.a	281	223	3	5
Retail SME	1,661	1,503	2,100	1,199	923	843	30	8	854	148	293	261

Total Retail	5,266	5,575	6,332	5,405	4,872	4,822	30	8	1,135	371	296	266

Commercial
Institutions	769	784	4	4					4	4
Corporate	9,142	7,493	8,812	6,194	4,627	3,320	353	485	1,127	397	2,704	1,990
Central Governments and Central Banks	1	1

Total Commercial	9,912	8,278	8,816	6,198	4,627	3,320	353	485	1,131	401	2,704	1,990

Total	15,178	13,853	15,148	11,603	9,499	8,142	383	493	2,266	772	3,000	2,256

*	Regulatory Exposure At Default based on Basel II Accord.
**	Excluding intercompany positions.
***	Guarantees received can be additional to pledges and not necessarily replace collaterals.
****	The used valuations methods for the underlying collaterals may vary per collateral.
*****	Credit covers are the sum of all existing covers. Excess cover amounts on specific loans cannot be put in place for loans without covers.

Therefore, the figures shown in the table should not be used for netting calculation purposes.

Please see above analysis regarding collateral and other covers for analysis.

MARKET RISK

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices, negatively impact the bank’s earnings, market value or liquidity position. Market risk either arises through positions in trading books or through the banking (non-trading) book positions. The trading positions are typically held short-term, while the banking book positions are intended to be held in the long-term (or until maturity) or for the purpose of hedging other banking book positions.

Governance

Within ING Bank, market risk (including liquidity risk) falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organised. The business lines Retail Banking (both Benelux and International) and Commercial Banking are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.

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

Notes to the consolidated financial statements continued

Capital calculations for market risk. To arrive at the Economic Capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

Economic Capital for market risk for the mortgage portfolios within ING Retail Banking (both Benelux and International Banking) and ING Commercial Banking is calculated for embedded option risk (e.g. the prepayment option and offered rate option in mortgages). The embedded options are hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk.

Real estate price risk includes the market risks in both the investment portfolio and the development portfolio of ING Commercial banking. The real estate price risk for the investment portfolio is calculated by stressing the underlying market variables.

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

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital (1)		Regulatory Capital
	2012	2011	2012	2011
Market risk	6,326	8,262	772	1,124

(1)	This includes model risk.

The market risk Economic Capital is higher than the Regulatory Capital primarily due to the inclusion of the interest rate risk in banking books in Economic Capital. The main drivers for the decrease in market risk Economic Capital are the sale of ING Direct US and to a lesser extent due to divestments in the real estate portfolio. The decrease in market risk Regulatory Capital is due to position changes and more volatile scenarios dropping out of the VaR calculation.

Market Risk in Trading Books

Within the trading portfolios, positions are maintained in the professional financial markets. These positions are often the result of transactions with clients and may serve to benefit from short-term price movements. Market risk arises in the trading portfolios through the exposure to various market risk factors, including interest rates, equity prices, foreign exchange rates and credit spreads.

Governance

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

Fair values of financial trading assets and liabilities

Fair values of financial assets and liabilities that are quoted in active markets are determined by using quoted market prices. Where quoted prices are not available, other pricing sources and valuation techniques are used to determine fair value.

Other pricing sources can be independent market vendors, brokers or market makers, or recent transactions. The range of prices obtained from these pricing sources can diverge. The choice of one or the other pricing source can therefore result in different estimates of fair value. Selecting the most appropriate price within this range requires expertise and judgement.

Valuation techniques range from discounting of cash flows to valuation models. Such models may be based on relevant factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these price factors require various assumptions which imply that valuation models are subjective by nature. According to what valuation technique is used and what assumptions are made, the obtained fair value can be different.

Notes to the consolidated financial statements continued

All valuation techniques used are subject to a model governance framework. Model governance refers to a set of policies and procedures that have to be strictly followed and that cover the complete lifecycle of a model, i.e. its development, validation, approval, implementation and maintenance. The pillars of model governance are independent validation and periodic review. Such a review aims to determine whether a model still is appropriate for its intended use. Where models are used for valuation, there can be uncertainty on the assumptions of the underlying models and/or parameters. In those cases where significant uncertainty on assumptions arises, a model risk valuation adjustment is applied.

In general, positions are valued taking the bid price for a long position and the offer price for a short position. In cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments. Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a debit valuation adjustment. Additionally, derivatives valued at fair value are adjusted for credit risk by a credit valuation adjustment. This credit valuation adjustment is of a bilateral nature; both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING applies CVA also to for pricing credit risk into new external trades with counterparties. All credit and debit valuation adjustments and their exposures are managed centrally on a global level.

Market Risk Management Product Control has the role to identify or challenge the pricing sources as well as determining the parameters that will be used in the valuation models. When using valuation techniques, the identified sources used for the calculations are independently challenged, reviewed and validated on a regular basis, most of it daily. In order to guarantee the highest quality of the used market data, ING uses a single in house developed infrastructure. Information is received from external data vendors (e.g. Bloomberg, Reuters and others) and plausibility checks are in place to determine the correctness and consistency of the data. Price testing is performed on listed products to assess whether the process of valuation has led to an appropriate fair value of the position.

In this context, a global and local parameter committee have been set up. Finance, Market Risk Management Product Control and Front Office are represented in these committees and discuss numerous topics regarding the product valuation and decide on the outcome of price testing as well as valuation adjustments.

To secure segregation of duties between Front Office and Market Risk Management Product Control, the systems for pricing and price testing are secured in order to prevent unauthorised access.

Reference is made to Note 30 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair values of the financial instruments and related sensitivities.

Model Disclosure of Trading Risk Measures

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

Limitations

VaR has some limitations. VaR uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level.

Back testing

Back testing is a technique for the on-going monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a back test, the actual daily result is compared with the 1-day VaR. In addition to using actual results for back testing, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2012, like in 2011, there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Commercial Banking. ING Bank reports the results of this back testing to DNB on a quarterly basis.

Notes to the consolidated financial statements continued

Basel 2.5 / CRD III

As of 31 December 2011 the Basel requirements on Stressed VaR and the Incremental Risk Charge (Basel 2.5) have come into force in European legislation (CRD III), complementing the use of VaR. ING follows this framework for its regulatory capital calculations since Q4 2011.

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

Stress testing

Stress testing is a valuable risk management tool. Stress testing evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, MRM performs separate stress tests to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical as well as hypothetical extreme events. The result of the stress test (also called event risk) is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank.

ING Bank’s event risk policy is based on a large set of possible stress scenarios per risk type (fixed income, equity, foreign exchange, credit and related derivative markets). For example, for equity products we assume both a crisis scenario (prices decreasing) as well as a bull scenario (prices increasing). Stress parameters are set per country. Scenarios are calculated based on events happening independently, jointly by region, or in all countries simultaneously. This way, for each risk type, a large set of scenarios is calculated. The worst scenarios per market are combined across markets by assessing both independent events per market, and worst events happening in all markets at the same time.

Other trading controls

VaR and event risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC. Furthermore, ING Bank uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors or countries. In addition to this, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product specific limits and constraints.

Notes to the consolidated financial statements continued

Risk Profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus daily trading profits and losses. The overnight VaR is presented for the ING Commercial Banking trading portfolio for 2011 and 2012.

Consolidated trading VaR ING Commercial Banking 2011–2012

In EUR millions

The risk figures in the table below only relate to the CAD2 trading books for which the internal model approach is applied.

Risk Measures for Internal Model Approach Portfolios (1)

	Minimum		Maximum		Average		Year end
	2012	2011	2012	2011	2012	2011	2012	2011
Interest rate	4	9	21	21	10	15	4	12
Equity	3	1	9	18	5	7	4	7
Foreign exchange	1	1	6	4	3	2	2	2
Credit spread	2	6	6	8	4	7	3	6
Diversification (1)					–9	–12	–7	–12
Total VaR	5	12	28	29	13	19	7	15

Stressed VaR (10-day, 99%)	56	104	171	182	100	139	89	117

Incremental Risk Charge (1-year, 99.9%)	244	363	451	545	344	445	291	368

(1)

The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

VaR decreased during the year due to position changes and more volatile scenarios dropping out of the VaR calculation.

Regulatory Capital

According to the Dutch regulation, regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received approval from the DNB to use an internal Value-at-Risk (VAR) model to determine the regulatory capital for the market risk in most trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the Basel 2.5 framework, using an internal Value at Risk (VaR), Stressed VaR (SVaR) and Incremental Risk Charge (IRC) model, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using standardised fixed risk weights. In 2012, capital on all trading books is performed under the Internal Model Approach, except for securitisations which are calculated under the Standardised Approach. Mismatches in FX risk from the banking books are also incorporated under the Standardised Approach.

Notes to the consolidated financial statements continued

Regulatory Capital

			2012	2011
	SVaR	VaR	Total	Total
Interest rate / Credit spread	206	46	252	484
Equity	54	10	64	142
Foreign exchange	54	14	68	27
Incremental Risk Charge			360	437

Total Internal Model Approach			744	1,090
Standardised model (1)			28	34

Total Regulatory Capital			772	1,124
Market Risk Weighted Assets (2)			10	14

(1)

Standardised model is applied to FX positions in trading and banking books and to securitisations in the trading books. The capital requirement for securitisations, which equals 100% of outstanding exposure amounts to EUR 3 million.

(2)	Amounts are in EUR billions.

Movement in risk levels is mainly due to changes in trading positions and less volatile markets.

Sensitivities

The following tables show the largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors.

Most important foreign exchange positions (year-end 2012)

	2012		2011
Foreign exchange		Foreign exchange
US Dollar	–302	Chinese Yuan	355
Chinese Yuan	178	US Dollar	–282
Taiwan Dollar	151	Czech Koruna	–155
Russian Ruble	–37	Taiwan Dollar	–44
Czech Koruna	33	Bulgarian Lev	–43

Most important interest rate and credit spread sensitivities (year-end 2012)

amounts in thousands of euros	2012		2011(3)
Interest Rate (BPV (1))		Interest Rate (BPV (1))
United States	–124	Eurozone	482
South Korea	–122	Mexico	–98
Russia	–84	South Korea	–82
Taiwan	80	Czech Republic	76
Eurozone	64	Russia	–71

Credit Spread (CSO1 (2))		Credit Spread (CSO1 (2))
Finland	–278	Germany	–903
Korea	–192	Netherlands	774
Netherlands	126	Korea	–231
Russia	–119	Mexico	–226
Norway	–100	Finland	–125

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates or credit spreads.
(2)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.
(3)	2011 Interest Rate BPV figures are restated due to the exclusion of CAD3 books formerly under the trading governance.

Notes to the consolidated financial statements continued

Credit spread sensitivities per risk class and sector (year-end 2011)

		2012		2011
amounts in thousands of euros Credit Spread (CSO1 (1))		Corporate	Financial Institutions	Corporate	Financial Institutions
Risk classes
1	(AAA)	–4	–124	–5	–16
2 – 4	(AA)	–38	–65	–12	–49
5 – 7	(A)	–42	–247	15	–256
8 – 10	(BBB)	23	–68	–50	–42
11 – 13	(BB)	–40	–25	–14	–24
14 – 16	(B)	–12	–4	–18	–8
17 – 22	(CCC and Problem Grade)	–47	–2	2	–21
Not rated		–1	–16	–1	0

Total		–161	–551	–82	–416

(1)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Market risk in Banking Books

ING Bank makes a distinction between trading and banking (non-trading) books. Positions in banking books can originate from the market risks inherent in commercial products that are sold to clients. Both the commercial products, and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term. ING Bank distinguishes the following types of market risk in banking books:

•	Interest Rate Risk;

•	Foreign Exchange (FX) Risk;

•	Equity Price Risk; and

•	Real Estate Price Risk.

An important element of the management of market risks in the banking books is the process of risk transfer. In this process the interest rate, FX and liquidity risks are transferred through matched funding to Bank Treasury, where it is centrally managed. The scheme below presents the transfer and management process of market risks in the banking books:

Interest Rate Risk in Banking Book

Interest rate risk in the banking books is defined as the exposure of a bank’s financial condition to adverse movements in interest rates originated from positions in the banking books.

Governance: Interest Rate Risk framework

The management of interest rate risk follows the Interest Rate Risk in the Banking Book framework as approved by ALCO Bank. This framework describes roles and responsibilities, risk metrics, and policies and procedures related to interest rate risk management are defined. Furthermore, on an overall level, a risk appetite for interest rate risk is set, which is translated into limits for interest rate risk metrics.

Notes to the consolidated financial statements continued

The ING Bank approach to interest rate risk management, as set forth in this framework, is centralisation of risks from commercial books (that capture the products sold to clients) to central interest rate risk books. This enables a clear demarcation between commercial business results and results on unhedged interest rate positions.

ING Bank distinguishes three types of activities that generate interest rate risk in the banking books:

Investment of own capital (by Capital Management);

Commercial business (e.g. retail business); and

The strategic interest rate position (Bank Treasury).

Below the three activities are described in more detail:

Capital Management is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods, targeting to maximise return, while keeping it stable at the same time.

Commercial activities result in interest rate risk, as for example repricing tenors of assets differ from those of liabilities. Linear interest rate risk is transferred from the commercial business to the treasury books (Bank Treasury), based on estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business.

Customer behaviour risk is defined as the potential future value loss due to uncertainty in the behaviour of clients towards embedded options in commercial products customer behaviour risk is reported as part of business risk Economic Capital. The risk transfer process takes place on a monthly basis, but more often if deemed necessary, for instance in volatile markets. The customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled by MRM, based on extensive research. Models and parameters are back-tested regularly and updated when deemed necessary. In the modelling of savings and current accounts different elements play a role: pricing strategies, outstanding and expected volumes and the level and shape of the yield curve. The analyses result in an investment rule for the various portfolios. With respect to mortgages and loans, prepayment behaviour and the interest sensitivity of the embedded offered rate options are modelled.

Convexity risk is defined as the sensitivity towards interest volatility and second order changes in the interest rate. Convexity risk is a result of products that contain embedded options, like mortgages. In some cases, convexity risk is transferred from the commercial books to treasury books using swaption and cap/floor contracts.

Bank Treasury manages the strategic interest rate position. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO Bank.

Risk Profile

In the following sections, the interest rate risk exposures in the banking books are presented. Previous year figures have been adjusted to include all banking book exposures. ING Bank uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective.

Earnings Sensitivity (ES)

ES measures the impact of changing interest rates on (pre-tax) IFRS-EU earnings. The ES figures in the table below reflect an instantaneous shock up of 1% and a time horizon of one year. Management interventions are not incorporated in these calculations.

The ES is mainly influenced by the sensitivity of savings to interest rate movements. The investment of own funds only impacts the ES marginally, as only a relative small part has to be (re)invested within the 1-year horizon.

Earnings Sensitivity banking books (1% instantaneous upward shock to interest rates)

	2012	2011(1)
By currency
Euro	47	–1
US Dollar	3	–66
Pound sterling	1	–11
Other	17	37

Total	68	–41

(1)	Please note that 2011 figures are restated for ING Direct Canada, ING Direct USA, and banking books that were included in trading risk Section h in 2011.

In 2012 short-term interest rates remained at low levels in both the Eurozone and the US. The earnings sensitivity for an upward shock has changed from a negative to a positive impact. A positive earnings sensitivity implies that when rates increase, the positive impact on interest received on assets is larger than the negative impact of interest paid on liabilities. Earnings are per 2012 year end relatively insensitive to rate changes.

Notes to the consolidated financial statements continued

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

The NPV-at-Risk is dominated by the interest rate sensitive long-term investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. Convexity risk in retail portfolios as well as the strategic interest position in Bank Treasury also contributes to the overall NPV at Risk.

NPV-at-Risk banking books (1% instantaneous upward shock to interest rates)

	2012	2011 (1)
By currency
Euro	–2,092	–1,885
US Dollar	–75	–78
Pound Sterling	12	–28
Other	15	–45

Total	–2,140	–2,036

(1)	Please note that 2011 figures are restated for ING Direct Canada, ING Direct USA, and banking books that were included in trading risk section in 2011.

NPV-at-Risk increased during 2012. An overall increase of 104 million is shown. This results on one hand from an increase in the duration of the investment of capital as a result of a larger capital base and the lower interest rate environment. Furthermore, in the on-going Eurozone crisis, savings are expected to more closely track the development in market rates, resulting in lower liability durations and therefore lower (positive) NPV-at-Risk for savings exposures, specifically in Germany.

Basis Point Value (BPV)

BPV measures the impact of a 1 basis point increase in interest rates on value. To a large extent the BPV and NPV at Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of capital, as the present value of this position is significantly impacted if interest rates move up by 1 basis point.

BPV per currency banking books

Amounts in thousands of euros	2012	2011 (1)
By currency
Euro	–18,824	–16,127
US Dollar	–656	–848
Pound Sterling	382	–164
Other	1	–230

Total	–19,097	–17,369

(1)	Please note that 2011 figures are restated for ING Direct Canada, ING Direct USA, and banking books that were included in trading risk Section in 2011.

In line with the increase in NPV-at-Risk, the overall bpv increased with EUR 1.7 million. As for NPV-at-Risk this results from the increase in the duration of the investment of capital and the higher tracking rate between the client savings rates and market rates.

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

Notes to the consolidated financial statements continued

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

Risk profile – FX Translation result

The following table presents the currency exposures in the banking books for the most important currencies:

Net banking currency exposures banking books

	Foreign Investments		Hedges		Net Exposure
In EUR million	2012	2011	2012	2011	2012	2011
US Dollar	2,847	7,641	–198	–2,677	2,649	4,964
Pound Sterling	–1,841	–997	1,756	1,048	–85	51
Polish Zloty	1,714	1,404	–818	–628	896	776
Australian Dollar	2,686	3,165	–1,763	–2,459	923	706
Turkish Lira	2,168	1,830	–574	–425	1,594	1,405
Chinese Yuan	1,511	1,269	–152	–154	1,359	1,115
Canadian Dollar	0	1,230	–2	–919	–2	311
Korean Won	1,256	1,135	–975	–909	281	226
Indian Rupee	287	178	0	0	287	178
Other currency	3,026	3,122	–1,794	–2,190	1,232	932

Total	13,654	19,977	–4,520	–9,313	9,134	10,664

The US dollar Foreign Investments decreased significantly in 2012 as a result of the sale of ING Direct US and the corresponding Capital One Financial shares.

The Pound sterling Foreign Investments decreased significantly mainly due to losses occurred at ING Direct UK related to the announced sale and derisking actions in the investment portfolio, the hedges were adjusted accordingly.

The Canadian dollar position became nil due to the sale of ING Direct Canada.

In order to measure the remaining sensitivity of the target core Tier 1 ratio against FX rate fluctuations, the core Tier 1 ratio at Risk (cTaR) measure is used. It measures the drop in the core Tier 1 ratio from the target when stressing a certain FX rate. The stress scenarios for the FX rates that are used for calculating the cTaR, are presented in the last two columns. Only the scenarios that negatively impact the target core Tier 1 ratio are presented: depending on whether the actual foreign currency position is above or below the target position, the worst case scenario is either a negative or positive movement. A positive stress scenario means that the foreign currency appreciates against the Euro. For the US dollar this means that at the end of 2012 the target core Tier 1 ratio would decrease by 0.08% in absolute terms (e.g. from 10.08% to 10.00%) if the US dollar appreciates by 15%. Back testing shows that the strategy was effective in 2012; the core Tier 1 ratio was hardly affected by changing FX rates.

Core Tier 1 ratio sensitivity ING Bank

	cTaR		Stress Scenario
	2012	2011	2012	2011
Currency
US Dollar	0.08%	0.12%	15%	15%
Pound Sterling	0.05%	0.04%	15%	15%
Polish Zloty	0.01%	0.01%	–15%	–15%
Australian Dollar	0.02%	0.00%	–20%	20%
Turkish Lira	0.01%	0.00%	–25%	25%
Chinese Yuan	0.00%	0.00%	15%	15%
Canadian Dollar	0.00%	0.00%	10%	–10%
Korean Won	0.00%	0.00%	–15%	–15%
Indian Rupee	0.02%	0.02%	20%	20%

Notes to the consolidated financial statements continued

Equity price risk in banking books

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 841 million (2011: EUR 827 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 2,634 million (2011: EUR 2,466 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised (except in the case of impairment) in the revaluation reserve. During the year ended 31 December 2012 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 1,082 million (2011: EUR 1,226 million) and a high amount of EUR 1,643 million (2011: EUR 1,706 million).

Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio

	2012	2011
Gross unrealised gains	1,385	1,292
Gross unrealised losses		–45

Total	1,385	1,247

Total capital requirement for equity price risk under the Simple Risk Weight Approach at 31 December 2012 results in EUR 201 million (2011: EUR 207 million).

Real Estate price risk in banking books

Real estate price risk arises from the possibility that real estate prices fluctuate. This affects both the value of real estate assets and earnings related to real estate activities.

ING Bank has two main different categories of real estate exposure on its banking books: First, the own buildings ING Bank occupies, and second development assets, which is mostly consisting of former Real Estate Development and Real Estate Investment Management activities.

ING Bank’s real estate exposure in the banking books (i.e. including leverage and committed purchases) is EUR 3.3 billion. For market risk management purposes, the total real estate exposure amounts to EUR 3.2 billion since property from foreclosures (EUR 0.05 billion) and third party interests (EUR 0.04 billion) is excluded.

ING Bank has EUR 0.5 billion out of EUR 3.3 billion recorded at fair value through profit and loss. The remaining EUR 2.8 billion is booked at cost or is revalued through equity (with impairments going through profit and loss).

In total, real estate market risk exposure in the banking books decreased by EUR 0.8 billion mainly as a result of divestments (EUR –0.6 billion) and negative fair value changes and impairments (EUR –0.2 billion). A split on the real estate exposures per continent and sector based on the risk management view is seen below.

Real Estate market risk exposure in banking books (by geographic area and sector type)

	2012	2011		2012	2011
Continent			Sector
Europe	2,246	2,918	Residential	366	582
Americas	328	334	Office	1,144	1,500
Australia	159	196	Retail	1,281	1,407
Asia	271	380	Industrial	79	157
Other	165	147	Other	299	329

Total	3,169	3,975	Total	3,169	3,975

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

Notes to the consolidated financial statements continued

In line with market practice and regulatory guidance, ING Bank’s liquidity risk framework is a reflection of a multi-tiered approach, whereby risk principles are implemented, monitored and controlled in conjunction with both first and second line functions within the Bank.

In line with this approach liquidity risk is measured, managed and controlled from three different angles, namely a structural, a tactical and a contingency point of view.

Liquidity position management

ING Bank manages its liquidity position by:

•	Funding lending activities by longer term liabilities (including funds entrusted);

•	Maintaining sufficient liquid investments and short term deposits;

•	Maintaining capacity to generate additional cash, amongst others by means of securitisations.

Liquidity Risk Management

MRM is responsible for determining adequate policies and procedures for managing liquidity risk and for monitoring the compliance with these guidelines.

Risk framework

In 2012, in continuation of the development of an enhanced liquidity risk framework in 2011, activities were undertaken in order to further implement and embed the liquidity risk framework in the organisation, in line with CRD II and ILAAP regulatory requirements.

ING’s liquidity risk framework incorporates all relevant risk principles with regard to the daily and on-going management of liquidity and funding risk. The framework contains the risk boundaries and describes the related metrics to monitor and control on- and off-balance sheet positions, across the major currencies.

The framework incorporates a holistic view on managing liquidity and funding risk, whereby the defined risk appetite statements provide guidance to the organisation with regard to size, form and content of the balance sheet.

The risk appetite statements are also directly linked to liquidity stress testing. In accordance with Dutch Central Bank guidelines, ING Bank’s liquidity positions are stress tested on a monthly basis under a scenario that is a mix between a market event and an ING Bank specific event. Additional stress testing exercises are undertaken on consolidated and local level on a periodic and ad-hoc basis.

The outcome of stress tests provides input to any contingency measures and follow-up required.

In view of emerging macro-economic risks in the Eurozone, ING has increased its focus on the exposures across the Eurozone and taken additional measures to limit and manage these risks.

Next steps were made to prepare the organisation for the upcoming implementation and following observation requirements of Basel III / CRD IV.

In 2012, ING Bank established a dedicated Bank Treasury function which is responsible for the first line execution of liquidity management.

Risk profile

ING Bank has the following funding and liquidity risk management objectives:

•	The structural mismatch in expected liquidity tenors of ING Bank’s assets and liabilities per significant currency is capped;

•	A pro-active compliance with home/host regulatory liquidity limits;

•	The time-to-survive in a funding stress situation should extend multiple quarters;

•	Funding of all longer-term assets and investments by stable and longer-term liabilities;

•	Eliminate geographical dependencies with respect to intra-group funding;

•	Diversification of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies.

These risk appetite statements are incorporated in the manner in which liquidity risk is monitored and measured.

Structural liquidity risk

Structural liquidity risk is the risk that the structural, long-term balance sheet cannot be financed timely or at a reasonable cost.

For the purpose of managing structural liquidity risk, a specific advisory committee to ALCO Bank exists. This committee which consists of key representatives from Bank Treasury, Finance, MRM and Capital Management focuses on all liquidity risk aspects from a going concern perspective. The main objective of the committee is to maintain a sound liquidity profile through:

•

Maintaining a well-diversified mix of funding sources in terms of instrument types (e.g. unsecured deposits, commercial paper, long term bonds or repurchase agreements), fund providers (e.g. professional money market players, wholesale and retail clients), geographic markets and currencies; the structural mismatch in expected liquidity tenors of ING Bank’s assets and liabilities per significant currency is capped. Funding concentrations are monitored monthly by ALCO Bank;

•	Actively managing access to the capital markets by regularly issuing public debt in all material markets and the maintenance of investor relations;

•

Holding a broad portfolio of eligible assets that can be utilised to obtain secured funding, e.g. from the repo market or Central Bank; in this respect the total marketable/Central Bank eligible collateral position (including cash) amounts to EUR 199 billion (MtM);

Notes to the consolidated financial statements continued

•	Management of liquidity gaps, taking into account the asset mix and both the secured and unsecured funding opportunities of ING Bank; and

•

Maintaining a funds transfer pricing (FTP) mechanism in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective. The FTP mechanism also serves to make the business aware of liquidity costs and that these are also properly incorporated in product evaluation and pricing.

Maintenance of the liquidity profile is also reflected in the adherence to regulatory liquidity limits, both at home and host regulatory level. As regulatory requirements on a local level increase, the objective is to reduce or eliminate dependencies on intra-group funding.

With respect to funding sources, ING Bank manages its balance sheet prudently, whereby short-term funding is primarily utilised for short-term assets and we are decreasing these types of funding sources. Consequently, the bank aims to fund all longer term assets and investments by stable and longer term liabilities. In the first half of 2012, the uncertainty with regard to economic developments in Europe and possible implications for the Eurozone led to US MM Funds being more restrictive in funding European counterparties. Monitoring and control of this funding is effectuated through a dedicated USD funding and liquidity risk framework which includes limits and measures in case of contingencies. In the table below, the various funding sources are presented in the funding mix.

ING Bank Funding Mix

	2012	2011
Funding type
Retail deposits	45%	42%
Corporate & other deposits	22%	20%
Interbank (incl. central bank)	6%	9%
Lending/repurchase agreement	3%	7%
Public debt	21%	19%
Subordinated debt	3%	3%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Deposits accounted for 67% of the total funding mix, improved from 62% per 2011 year end. Ultimo 2012 the Loan-to-Deposit ratio (excluding securities at amortised costs and IABF receivable) equals 1.13.

Tactical liquidity risk

Liquidity risk which is resulting from short-term cash and collateral positions is managed in the risk framework from a tactical liquidity risk perspective. The day-to-day management of the overall short-term liquidity risk of ING Bank is delegated to Bank Treasury Amsterdam, while regional and local Bank Treasury departments manage liquidity in their respective regions and locations. Within Bank Treasury, the focus is on the daily and intraday cash and collateral positions and the policy is to manage and sufficiently spread day-to-day funding requirements.

Contingency liquidity risk

Contingency liquidity risk specifically relates to the organisation and planning for liquidity management in time of stress. Within ING Bank, for contingency purposes, a specific crisis team – consisting of key Board Members, representatives from staff departments (e.g. Finance, Risk and Capital Management) and Bank Treasury – is responsible for liquidity management in times of crisis. Throughout the organisation adequate and up-to-date contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis.

Stress Testing

Stress testing is a valuable risk management tool. Stress testing evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, ING Bank produces on a regular basis several stress test reports with respect to our funding and liquidity position. Some of these stress tests are regulatory driven, and others which are based on internal stress scenarios:

•

On a weekly basis ING reports an internal liquidity stress scenario. This report shows the development of the liquidity buffer during a 3-month-stress period, on a consolidated level and for the main entities, and split in EUR and USD.

•	On a monthly basis ING reports a number of stress scenarios, based on regulatory requirements:

•	1-month DNB liquidity buffer, according to DNB regulation.

•	Liquidity Coverage Ratio (LCR), based on Basel III and draft CRD IV regulation.

On ad-hoc basis ING Bank has performed additional stress tests related to the funding and liquidity position. Overall stress testing is an integral part of the liquidity and funding risk management framework and serves as input for the risk appetite statements as well as for the contingency funding plan.

Contingency funding plans address both temporary and long-term liquidity disruptions, triggered by either a general market event or an ING Bank specific event.

Notes to the consolidated financial statements continued

NON-FINANCIAL RISK

The Non-Financial Risk (NFR) department encompasses the Operational and Compliance risk management teams. It ensures appropriate risk controls in these areas by setting clear and accessible policies and minimum standards which are embedded in ING Bank business processes in all business lines. An infrastructure is in place to enable management to track incidents and non-financial risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing non-financial risk. ING Bank uses this knowledge (including lessons learned from incidents) to improve the control of key risks.

ING Bank believes that fully embedding controls preserves and enhances the trust of its customers, staff and shareholders and so is essential to building sustainable businesses. ING Bank’s Business Principles set the foundation for the high ethical standards ING Bank expects of all business activities. ING Bank’s Business Principles require all staff to conduct themselves, not only within the letter of laws and regulations, but also with integrity, being open and clear, respectful, and responsible.

Governance

At all levels in the organisation Non-Financial Risk Committees (NFRCs) are established that identify, measure and monitor the operational and compliance risks of the region or business unit with appropriate quality of coverage (granularity) and to ensure that appropriate management action is taken by the responsible line managers at the appropriate level of granularity. NFRCs, chaired by the CEO of the entity, steer the risk management activities of the first and second line of defence in their entities.

The Head of Non-Financial Risk is responsible for developing the framework of policies and standards within ING Bank and for monitoring the quality of non-financial risk management in the business lines. The Bank NFRC is the primary approval and oversight committee. The Non-Financial Risk dashboard (NFRD) enables management to focus on the ten operational risk areas through the quarterly report on regional, divisional and Bank level.

The Non-Financial Risk Department uses a layered functional approach within business lines to ensure systematic and consistent implementation of the Bank framework, policies and minimum standards. To avoid potential conflicts of interests, it is imperative that the staff working in the department is impartial and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level within NFR is in place. The functional reporting line has clear accountabilities with regard to objective setting, remuneration, performance management and appointment of new staff.

Framework

ING Bank has a comprehensive framework for Operational and Compliance risks. This supports and govern the process of identifying, mitigating, measuring and monitoring non-financial risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set in each of the NFR risk areas and must be adhered to. This risk appetite is monitored quarterly through the Non-Financial Risk Dashboard which reports the key non-financial risk exposures.

Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING Bank, e.g. Risk & Control Self-Assessments, scenario analysis, external events inventories, internal incident analysis (e.g. lessons learned based on information from incident reporting), key risk indicator events and threat scans.

At least once a year business units and departments perform a Risk & Control Self-Assessment with involvement of the business and their Operational Risk, Compliance, Legal and Finance departments.

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

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of NFR risk throughout ING Bank to ensure that ING stays in control of its current and future NFR risks.

Operational Risk

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk but strategic risks are not included. Effective operational risk management leads to more stable business processes (including IT systems) and lower costs.

Notes to the consolidated financial statements continued

Internal and External Fraud Risk

ING Bank continues its strong commitment to preventing any involvement in Banking Fraud. This requires ensuring sufficient allocation of resources and funds for incident investigation and incident management across all business lines. Phishing and Trojans are increasingly becoming more sophisticated but card skimming also remains an important area of focus for fraud risk.

Cybercrime

There continues to be an increase in the world-wide cyber threat and more stringent regulations are being introduced regarding cyber security of e-banking (e.g. ECB’s Recommendations for the security of Internet Payments). Under the auspices of the Management Board, a Cybercrime Task Force has been set up within ING Bank to ensure a coordinated and effective response to the threat of cybercrime. The Cybercrime Task Force aims to improve knowledge sharing and to structure effective prevention, detection and incident response across the ING Bank.

In 2012 ING Bank further strengthened collaboration against cybercrime with the industry (e.g. national bank associations), law enforcement, government (e.g. Nationale Cyber Security Center) and Internet Service Providers (ISPs).

AMA framework and model

In the past two years, ING Bank renewed the different elements of the AMA model and framework: the risk assessment approach, use of a bank wide set of Key Risk Indicators, Risk Appetite Statement, set of Key Controls, registration of risk controls, incidents and issues in a central database and the Operational Risk Capital model. This enables ING Bank and its divisions to manage Operational Risk Capital based on a strong AMA framework and governance.

AMA Model

The AMA model of ING Bank used for regulatory capital reporting follows the Loss Distribution Approach (LDA) and is based on both external and internal loss data exceeding EUR 1 million. The model is adjusted for the specific measured quality of control in a business line. This provides an incentive to local (operational risk) management to better manage operational risk.

Transition to a new Operational Risk capital model

In 2011, ING built a new Operational Risk Capital model in which, the risk profile is more closely tailored to the internal profile of ING Bank and its divisions by using scenario data for capturing severe risks and internal loss and Risk & Control Self-Assessment data for capturing day-to-day risks. The business has a strong role in assessing scenario severities and the Operational Risk Management function in validating the results. This model will be applied from 2013 onwards.

Conceptual differences between Operational Risk model used for Regulatory Capital and Economic Capital

Regulatory Capital	Economic capital
Confidence level of 99.90%	Confidence level of 99.95%
No interrisk diversification applied	Interrisk diversification applied
Operational Risk scenarios used for validation	Operational Risk scenarios included in calculation
Assessment of severe risks mainly driven by External Loss Data	Assessment of severe risks driven by a mix of scenarios and External Loss Data
Internal loss data used for capturing day-to-day risks	Internal loss and Risk & Control Self-Assessment data use for capturing day-to-day risks
Scorecard approach to assess the level of control	Key Control Testing to assess the level of control
Confidence level of 99.90%	Confidence level of 99.95%

Risk profile

The AMA capital for the fourth quarter of 2012 amounts EUR 2,836 million. This equals the reported AMA capital of last year because of an imposed capital floor of EUR 2,836 million.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2012	2011	2012	2011
Operational Risk	1,763	1,683	2,836	2,836

Compliance Risk

Compliance risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards and the ING Bank Business Principles. In addition to reputational damage, failure to effectively manage compliance risks could expose ING Bank to fines, civil and criminal penalties, and payment of damages, court orders and suspension or revocation of licenses, which would adversely impact customers, staff, shareholders and other shareholders of ING. Clear and practical policies and procedures are embedded in ING Bank business processes in all Business Lines. Systems are in place to enable management to track current and emerging compliance risk issues, to communicate these to internal and external stakeholders, and to drive continuous improvement. ING Bank appreciates that good compliance risk management involves understanding and delivering on the expectations of customers, staff, shareholders and other stakeholders, thereby strengthening the quality of key relationships.

Notes to the consolidated financial statements continued

Governance

Compliance Risk Management function

The Chief Compliance Officer (CCO) is the General Manager of the Compliance Risk Management department. This is an independent function responsible for developing and establishing the Bank-wide Compliance Risk Management Charter & Framework, establishing the Minimum Standards for managing compliance risks and assisting and supporting the Management Board Bank in managing ING Bank’s compliance risks.

ING Bank uses a functional approach to ensure systematic and consistent implementation of the Bank-wide Charter & Framework, policies, Minimum Standards and related procedures. The Local Compliance Officer has the responsibility to assist local management in managing local Compliance Risk. The Regional or Universal Bank Compliance Officer has a management and supervisory role over all functional activities of the Compliance Officers in the respective region or Universal Bank. The CCO and the Bank Compliance Risk Management Team provide overall direction to the Regional or Universal Bank Compliance Officers.

To avoid potential conflicts of interest, it is imperative that the Compliance Officers are impartial and objective when advising business management on Compliance Risk in their business unit, region, country or entity. To facilitate this, a functional reporting line to the next higher level Compliance Officer is in place. The functional reporting line has clear accountabilities relating to objective setting, remuneration, performance management and the appointment of new Compliance Risk Management staff as well as obligations to veto and escalate.

Scope

The Compliance Risk Management function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance Risk Management function actively educates and supports the business in managing compliance risks such as, but not limited to, money laundering, terrorist financing, sanction and export control compliance, conflicts of interest, proper sales and trading conduct and protection of customer interests.

ING Bank categorises compliance risk into four conduct-related integrity risk areas: client conduct, personal conduct, organisational conduct as well as financial conduct. ING Bank has a Whistleblower Procedure which encourages staff to speak up if they know or suspect a breach of external regulations, internal policies or Business Principles.

Extra-territorial regulations

Financial institutions continue to be closely scrutinised by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations and standards. Bank regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner.

ING is fully committed to complying with all applicable sanction legislation and with all obligations and requirements under those applicable laws including freezing and reporting obligations with regard to transactions involving a US, EU or UN Sanction Targets. In addition ING designates specific countries as Ultra High Risk and prohibits client engagements and transactions (including payments or facilitation) involving those countries. Certain exceptions on this policy are allowed after express and case-specific consent, and provided that the applicable sanctions laws and regulations are met. At present, the specified countries are Myanmar, North Korea, Sudan (North Sudan and South Sudan), Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.

ING Bank has had a sanctions policy in place since 2007 and has a mandate to run down any existing commitments. As such, remaining exposure and contacts arise solely in the context of the Bank’s on-going efforts to run down the legacy portfolio of commitments.

ING Bank seeks to meet the standards and expectations of regulatory authorities and other interested parties (e.g. Governments / NGO bodies) through a number of initiatives and activities, including scrutinising account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices.

ING continuously enhances its compliance risk management programme to ensure that ING complies with international standards and laws.

Furthermore ING has an on-going objective to continuously strengthen the Financial Economic Crime (FEC) controls related to: Managing Anti-Money Laundering (AML), Combat Terrorist Financing (CTF); and Export Trade and Sanction risks. Hence ING implemented Policies on Financial Economic Crime that provide a clear statement on Financial Economic Crime in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities.

Regulatory measures and law enforcement agencies investigations

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of

Notes to the consolidated financial statements continued

Columbia and the District Attorney of the County of New York (together the “U.S. Authorities”) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements during an 18 months period. As part of the settlement, ING Bank has paid a total penalty of EUR 473 million. As announced on 9 May 2012, ING Bank recognised a provision in the first quarter of 2012 by which this issue has been sufficiently covered. ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognised ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organisation.

Enhancements implemented are designed with the aim to support the compliance culture and preventing practices of this nature occurring in the future.

Main developments in 2012

Regulator relationships

Bank Compliance Risk Management continued its policy of investing in pro-active relationship building with regulators in the jurisdictions where ING Bank operates, by striving for an open two-way approach to communication and cooperation in identifying and mitigating compliance risks for ING Bank as well as seeking to contribute to the regulatory debate going forwards.

Promoting Integrity Programme

Bank Compliance Risk Management, together with Human Resources and Corporate Communications & Affairs, continued with the roll-out of the Promoting Integrity Programme (PIP), a global employee education programme focusing on ING Bank’s values (including the ING Bank Business Principles) and the role they play in the business and workplace. Short e-modules were developed on Financial Economic Crime, Information Technology, Business Continuity and Gifts, Entertainment and Anti-Bribery, and were followed by manager-led dialogue sessions, where employees discussed what integrity means for them and how the Business Principles and ING Bank Policies and standards can be applied in their daily work.

Gifts, Entertainment and Anti-Bribery Policy

ING Bank issued a revised Gifts, Entertainment and Anti-Bribery Policy to reinforce its importance, taking into account the changing regulatory landscape (e.g. recent interpretations of the US Foreign Corrupt practices Act) as well as the associated increase of focus by regulators and other interested parties on this topic. Guidance documents, briefings and training were also developed to ensure the appropriate level of understanding across the business.

Learning

Continuous global education and awareness training was provided in face to face sessions and e-learn modules and new resources on topics such as Continuity Risk (covering business continuity, crisis management and disaster recovery), Gifts, Entertainment and Anti-Bribery, FEC (Financial and Economic Crime and Customer Suitability were added to the library. Compliance Risk Management also continued its mandatory global Compliance Officer Training programme for all new compliance officers in ING Bank.

BUSINESS RISK

Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of Business Risk Capital is done by calculation of two components,

(i)	Expense risk relates to the (in) flexibility to adjust expenses, when that is needed.

(ii)	Customer behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The customer behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.

Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology.

Notes to the consolidated financial statements continued

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

The Management Board Insurance EurAsia (MBE) consists of 8 members, including the members of the ING Group Executive Board, and is responsible for managing risks associated with the insurance activities in Europe and Asia. The Board US Incorporated consists of 6 members, including the members of the ING Group Executive Board, and is responsible for managing risks associated with the insurance activities in the United States (ING Insurance US).

In anticipation of the intended divestment of the insurance activities, to a large extent risk management has been delegated to ING Insurance EurAsia and ING Insurance US with an oversight role at Group level.

In 2011, ING has completed the divestment of its Latin American pensions, life insurance and investment management operations. This transaction was the first major step in the divestment of ING’s insurance and investment management activities. In 2012, ING Insurance and investment management activities in Asia and its reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale and as discontinued operations. In the remaining section of ING Insurance EurAsia, the risks of the discontinued operations in Asia have been removed from the figures in 2011 and 2012.

Governance

Risk governance ensures a robust and responsive governance structure that adequately manages the risks ING is exposed to and effectively responds to adversity so as to preserve ING’s financial position as determined by the risk appetite.
Risk management within ING is the primary responsibility of the ING Group Chief Risk Officer (CRO). The ING Group Chief Risk Officer has a direct functional line with the Chief Risk Officer of ING Insurance EurAsia and with the Chief Risk Officer of ING Insurance US. The General Manager of Insurance Investments is responsible for winding down the activities within Insurance Investments. The ING Group CRO is supported by the Risk functions of ING Group and by the Group functions Corporate Legal and the Functional Controller Insurance.

Ongoing changes in the regulatory environment

Amidst the current and on-going crisis, it is inevitable that regulation will seek more certainty from undertakings. Regulation will impact insurers in many ways which will require adaptation and alignment with internal views. Inter alia, regulation will seek to ensure undertakings maintain capital adequacy. Regulation will also provide impediments to risk-based pricing in the form of anti-discrimination restrictions whereby certain risk factors will not be allowed for risk-based pricing and provisioning.

ING Risk Management will take these developments into account preparing for the new regulatory environment. The involvement in industry associations such as the CRO Forum, CFO Forum and Pan European Insurance Forum (PEIF) keeps ING close to these developments and enables responsive action in this regard.

•

The most important regulatory focus for the insurance industry is the continued development by the European Union of the Solvency II capital adequacy framework. Solvency II is intended to be the European, economic, risk-based and market-consistent regime whereby capital requirements are directly dependent on an insurer’s assets and liabilities. However, some of the proposed measures currently under discussion are considered unduly conservative and deviate from economic principles. It is therefore very important that the Solvency II framework, as originally envisaged, will become market-based, avoid pro-cyclicality and adequately reflect the position of insurance undertakings during market volatility. The EU politicians and regulators drafting the framework should therefore ensure that the measures to be implemented are robust enough throughout the cycle. ING Insurance EurAsia is working actively with relevant stakeholder in the insurance industry to advise EU politicians and regulators to come up with concrete proposals that realise these objectives;

•

The insurance business is affected by regulatory action, for instance regulations affecting taxes, pension regulation and customer protection. In the first quarter, the European Court of Justice ruled that price differentiation based on gender for any insurance products sold in the European Union is not allowed from 21 December 2012 onwards. This will only impact new business and exclude repricing and extensions. ING Insurance EurAsia will adapt to these impediments such that ING Insurance EurAsia will continue to provide protection offerings to the current, prospective and future policyholders;

•

State insurance regulators in the United States and the National Association of Insurance Commissioners (NAIC) regularly re-examine existing US laws and regulations applicable to insurance companies and their products. The NAIC adopted the Valuation Manual for Principles Based Reserving of Life Insurance and Annuity products at their December 2012 meeting. The Manual now must be adopted by 42 states prior to becoming effective. The NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the ‘ORSA Model Act’) in 2012. This Act requires companies to do an ORSA by 1 January 2015.

Notes to the consolidated financial statements continued

IFRS reserve adequacy test

As per 31 December 2012, the reserves for ING Insurance remained adequate above the prudent 90% confidence level, and all business lines exceeded the 90% confidence level with the exception of the US Closed Blocked Variable Annuities (VA), which improved from EUR – 3.2 billion at year-end 2011 to EUR – 1.7 billion at year-end 2012, driven by assumption and model changes as well as market performance during the year. That improvement was offset by a decline at Insurance Benelux as a result of derisking and low interest rates as well as new mortality tables in the Netherlands.

If the aggregate reserves for a business line fall below the 50% confidence level, the shortfall must be recognised immediately in the profit and loss (P&L) account. Such a charge may be triggered in Asia as ING divests its business units in the region, because a reserve inadequacy in Japan is currently compensated by a surplus in other units. The reserve inadequacy for the Japanese insurance business, including the VA guarantees reinsured by ING Reinsurance, was approximately EUR 0.4 billion at the 50% confidence level at 31 December 2012. This is comprised of an inadequacy of approximately EUR 0.9 billion for the closed block VA, offset by a sufficiency of EUR 0.5 billion for the corporate-owned life insurance business. The nature and timing of any P&L charge from such reserve inadequacy depends on the closing of other divestments in Asia as well as various options currently under investigation for ING Life Japan. Further announcements will be made if and when appropriate.

New mortality tables in The Netherlands

The Dutch Bureau of Statistics (CBS) published their bi-annual update of mortality projections in the Netherlands, which are used by the Dutch insurance businesses. The update had no impact on the IFRS P&L, but is reflected in the IFRS reserve adequacy test and the capital ratio (IGD ratio) for ING Insurance. The impact on the IGD ratio was approximately 4 percentage points. Nationale-Nederlanden established an additional provision for longevity more than 15 years ago to cover the risk related to increasing life expectancy in the group pension business. Upon renewal, group pension contracts are recalculated and, to date, any required increase in the provision for insurance contracts due to mortality has been offset against the longevity provision.

Notes to the consolidated financial statements continued

ING INSURANCE EURASIA

MISSION AND OBJECTIVES

Risk is at the heart of the insurance business model. Adding value to clients and shareholders by appropriately pooling and diversifying risks is the core function. Insurance risks are borne by accepting premiums from policyholders which in turn are invested, thereby generating return potential and market risks. Risk Management is the basis for creating value for policyholders and shareholders. The willingness to take risks and ability to appropriately manage the risks we accept and those we do not accept is of paramount importance.

ING’s approach to risk management is facilitated by a risk appetite framework that establishes the risks the company wishes to acquire, avoid, retain and/or remove in its pursuit of its strategic objectives. The risk appetite framework combined with the risk measurement framework is the basis for our day to day risk management execution. Business units report regularly on their risk profile.

RISK GOVERNANCE

ING Insurance EurAsia’s risk framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Management Board Insurance EurAsia (MBE) and ratified by the Supervisory Board and is cascaded throughout ING Insurance EurAsia.

Board level risk oversight

ING Insurance EurAsia has a two-tier board structure consisting of the MBE, including the Executive Board members of ING Group and the Supervisory Board Insurance EurAsia.

The Supervisory Board is responsible for supervising the policy of the MBE and the general course of affairs of the company and its businesses. For Risk Management purposes the Supervisory Board is assisted by two sub-committees:

•

The Audit Committee assists the Supervisory Board in supervising and advising the MBE with respect to the structure and operation of internal risk management and control systems, as well as compliance with legislation and regulations applicable to ING Insurance EurAsia and its subsidiaries;

•

The Risk Committee assists the Supervisory Board in supervising and advising the MBE with respect to ING EurAsia’s strategy and its risk policies, including the risks inherent in its business activities.

To the extent that the committees do not determine otherwise, the Chief Risk Officer (CRO) attends the meetings of both committees.

Notes to the consolidated financial statements continued

The MBE is responsible for managing the risks associated with the activities of ING Insurance EurAsia. The MBE’s responsibilities include ensuring the risk management and control systems are effective and ING Insurance EurAsia complying with legislation and regulations. The MBE reports and discusses these topics on a regular basis with the Supervisory Board, and reports to the Risk Committee on a quarterly basis on ING Insurance EurAsia’s risk profile versus its risk appetite.

As part of the integration of risk management into the strategic planning process, the MBE annually issues a Planning Letter which provides the organisation with the corporate strategic planning, and addresses key risk issues. Based on this letter the business lines develop their own business plans, including qualitative and quantitative assessment of the risks involved. Risk appetite, risk tolerance levels and risk limits are explicitly discussed as part of the process. Based on the business plans the MBE formulates the Strategic plan which is submitted to the Supervisory Board for approval.

Executive level

The MBE is supported by two committees with regards to risk:

•	Finance and Risk Committee

The primary responsibility of the committee is to align finance and risk decisions that have an impact on internal and/or external reporting of ING Insurance EurAsia. This includes advising on, (pre-) approving, reviewing and taking actions on issues that impact the financial condition of ING Insurance EurAsia. The Finance and Risk committee has two sub-committees dealing with different risk areas:

•

EurAsia Model Committee – The authority that approves methodologies, models and parameters used for measuring Risk, Economic Capital and Market-Consistent Valuations which are applied within ING Insurance EurAsia;

•	Impairment Committee – The authority where impairments for financial reporting purposes are approved (including loan loss provisions).

•	Risk Committee MBE

The Risk Committee MBE includes all MBE members and heads of finance & risk staff departments. It discusses and decides on risk related items, approves limits and tolerance levels per risk category and approves and mandates action plans for specific financial, product and operational risk issues. The Risk Committee MBI EurAsia has three sub-committees dealing with different risk areas:

•	Financial Risk Committee – Oversees all financial risks within the ING Insurance EurAsia entities;

•	Product Risk Committee – Oversees all insurance product risks within the ING Insurance EurAsia entities;

•	Non-Financial Risk Committee – Oversees all non-financial risks within ING Insurance EurAsia.

Risk Management Function

The CRO bears primary and overall responsibility for the risk management function within ING Insurance EurAsia, which identifies, measures, monitors and reports risk within ING Insurance EurAsia. The risk function maintains and updates the policy framework, develops risk methodologies and advises on the risk tolerance and risk profile. The CRO assures that both the Supervisory Board and MBE are well informed and understand the material risks within ING Insurance EurAsia at all times.

The CRO delegates day-to-day Risk Management within ING Insurance EurAsia to the Deputy CRO. The Deputy CRO department consists of several risk functions that support the overall Risk Management function. Doug Caldwell joined as CRO of ING Insurance EurAsia as of December 2012. A new reporting structure will become effective in 2013.

Notes to the consolidated financial statements continued

Regional level and business unit level have separate risk committees. The Regional CROs report functionally to the Deputy CRO, while the Business Units CROs in turn functionally report to the Regional CROs. Within ING Insurance EurAsia Compliance Risk Management is part of the Legal and Compliance function.

Product Approval and Review Process

A critical aspect of risk management is that all products are designed, underwritten and priced effectively. Within ING Insurance EurAsia this is safeguarded by the Product Approval and Review Process (PARP). This standard includes requirements to risk profile, value-oriented pricing metrics, targets and documentation. The PARP includes requirements to assess market risks, credit risk, insurance risk, compliance risk, legal risk, operational risk as well as the assessment of the administration and accounting aspects of the product. Requirements with respect to the customer suitability of insurance products are an integral part of the PARP.

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

Reserve adequacy

The ING Insurance EurAsia Group Actuary gives all ING Insurance EurAsia entities instructions and supervises to ensure that the IFRS insurance liabilities of ING Insurance EurAsia are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. The reserve adequacy test is executed by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on these assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For short-term and reinvestments, new money rates are used. For other reinvestments, long-term best estimate assumptions are taken into account. For many products stochastic testing is required, taking the 90th percentile of results as the required level. In the case where deterministic testing is used, the 90% confidence level is achieved by subtracting risk margins of 20% from the best-estimate interest rates or one percent point, whichever is higher.

Policies

ING Insurance EurAsia has a comprehensive set of risk management policies in place, which are regularly updated to align with best practices, regulations and change in business profile. Starting in 2011, ING Insurance EurAsia reviews all policies for compliance with emerging Solvency II and other regulations, for example Capital Requirements Directive III (CRD III).

Model governance

Models with regards to the disclosed metrics are approved by the ING Insurance EurAsia Model Committee (EMC). The EMC is responsible for policies, procedures, methodologies, models and parameters which are applied within ING Insurance EurAsia. Regional Model Committees are in place for the approval of regional models and parameters. Significant regional models and parameter changes are also subject to EMC approval. Furthermore, the Model Validation function carries out periodic validations of the internal models. To ensure independence from the business and other risk departments the department head reports directly to the Deputy CRO.

RISK APPETITE FRAMEWORK

Our risk appetite determines what risk our companies wish to acquire, to avoid, to retain and/or to remove. It defines our attitude to risk we would like to and are able to take in the near future and consists of risk preferences, our risk tolerances, our risk limits and controls. The risk appetite is determined for each of our business units. The risk appetite framework combined with our risk measurement framework is the basis for our day to day risk management execution. Business units report regularly on their risk profile.

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

The risk appetite, tolerance, and limit structure includes the ‘Available Financial Resources over Economic Capital’ ratio (AFR/EC), leverage ratios, IFRS earnings sensitivities, local capital sensitivities, and concentration risks. The AFR/EC ratio is defined as the Available Financial Resources (AFR) over the amount of capital required for the current net asset value to absorb unexpected losses in a scenario based on a 99.5% confidence level with a one year time horizon. The confidence interval and horizon are aligned to Solvency II.

Notes to the consolidated financial statements continued

Risk Monitoring

ING Insurance EurAsia uses various tools to monitor its risk exposures – ensuring we remain within our risk appetite. A robust risk appetite combined with our governance frameworks ensures timely response to address any exposures that breach our risk appetite. Below we list the main risk controls that are in place to monitor risk and allow management to take risk mitigating actions or revisit our risk appetite to ensure it still lies within our risk capacity:

•

Financial risks are reported to the Risk Committee of ING Insurance EurAsia at each level of the organisation through Financial Risk Dashboards. The risk committee monitors the exposures versus the tolerances and limits and can decide to take mitigating actions or waivers. Waivers need to be asked upfront. Capital ratios are reported to the Management Board through the Capital Adequacy Report;

•

Investment risks are reported at group level to the Risk Committee of ING Insurance EurAsia through the Investment Risk Dashboard and the Liquidity Risk Report. The Risk Committee monitors the exposures versus the tolerances and limits and can decide to take mitigating actions or waivers. Waivers need to be asked upfront;

•	Furthermore, the investment mandate process, the New Investment Class Approval and Review Process (NICARP), policies and procedures on investment risk are monitored by the Financial Risk Committee;

•

Underwriting risk is monitored mostly through the product approval process (PARP) at business line and business unit level. Adequacy of our technical reserves is monitored and reported at all levels of the organisation;

•

The non-financial risks are monitored through the non-financial risk dashboard (NFRD) process at all levels in the organisation. The NFRD provides management at all organisational levels with information about key operational, compliance and legal risks and incidents.

Model Risk

Model governance and validation should ensure that the models that are used are valid for their intended use. Model validation is reporting quarterly on their findings to the Finance & Risk Committee. All models in scope are classified as according to their materiality based on internal classification.

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

Risk Profile

Risk type description

ING Insurance EurAsia identifies the following main types of risk that are associated with its business:

•

Insurance risk – risks such as mortality, morbidity, longevity and property and casualty (P&C) associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims;

•

Business risk – risk driven by the possibility that experience deviates from expectations with respect to policyholder behaviour, expenses and premium re-rating. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent in strategy decisions and internal efficiency, and as such strategic risk is included in business risk;

•

Market risk – the risk of potential losses due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread including illiquidity premium, and foreign exchange risks;

•	Credit risk – the risk of potential losses due to default by ING Insurance EurAsia debtors (including bond issuers) or trading counterparties;

•

Liquidity risk – the risk that ING Insurance EurAsia or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions;

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

Discontinued operations

In 2012, ING Insurance and investment management activities in Asia Pacific and its reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale and as discontinued operations. Risks in the discontinued operations have and will be actively managed according to ING best practices. The main risk in Asia Pacific remains interest rate risk. This is mainly present in South Korea and management continues to take actions to reduce this risk.

Sales agreements have been reached for Malaysia, Thailand, Hong Kong/Macau and India insurance operations. For Malaysia, the sale was completed in December.

The remaining part of the ING Insurance EurAsia risk management paragraph will exclude the discontinued operations. The 2011 comparative numbers have been restated accordingly.

Notes to the consolidated financial statements continued

Economic Capital

Economic Capital (EC) within ING Insurance EurAsia is defined as the amount of additional assets to be held above the market value of liabilities in order to ensure a positive surplus in case of adverse movements. The Economic Capital model is based on a 99.5% level of confidence interval on a one-year time horizon and is before any adjustment for tax impacts.

Model disclosure

ING quantifies the impact of the following types of risk in its EC model:

•

Market Risk – Most asset are individually (re)valuated under different economic scenarios. The rest of the assets (mortgages) and the financial component of the liabilities are replicated by the business units using a finite set of standard financial instruments. The replication is based on stochastic cash flows produced by the local actuarial systems using a set of economic scenarios. The quality of the replication is monitored by several statistical criteria, including R-squared, and benchmarked against market value sensitivities;

•

Credit default Risk – Calculated on portfolios which contain credit or transfer risk, including investment portfolios. The EC is calculated based on the following seven drivers: Probability of Default (measure of the standalone creditworthiness of individual debtors), Exposure at Default (estimated size of the financial obligation at the moment of default in the future), Loss Given Default (estimated recovery value of the underlying collateral or guarantees received (if any) and the unsecured part), Industry of the debtor, Country of the debtor, Remaining tenor of the underlying transactions and Type of Assets;

•	Insurance Risk – Calculated by the business unit for all sub-risks for Life, Morbidity and P&C Risk;

•	Business Risk – Calculated by the business unit for Persistency, Expense and Premium-rerating Risk;

•	Operational Risk – Calculated by a corporate risk model for all business units, in alignment with Solvency II Standard Formula.

EC Calculation and aggregation

For the EC calculation the risk system (ECAPS) uses a sufficient number of scenarios to simulate market risks and credit default risk. A dependency structure is used to reflect correlations between risk drivers when generating the economic scenarios. The scenarios are calibrated based on the historical time series of the market risk drivers using relevant available historical data. Volatilities and correlations are calibrated to represent the distribution on a quarterly frequency. For each of the scenarios the market value of assets and liabilities and the change in value of the Market Value Surplus (MVS) is recalculated. Sorting the results and selecting the 99.5% worst change in MVS result provides the Economic Capital for the given level of aggregation.

The EC numbers for business and insurance risk are calculated in local systems based on industry data, experience studies and expert judgement. These EC numbers are aggregated with the EC for market risk and credit default risk, taking into account diversification. Operational risk capital is treated as an add-on and therefore not part of the diversification between risk types.

For EC calculation ING Insurance EurAsia uses a one-year time horizon. The Economic Capital model will continue to be updated to reflect most recent market data, developments in best practices, and regulations such as Solvency II.

Risk profile

The following table presents the reconciliation from the EC 2011 for ING Insurance EurAsia as reported in the Annual Report 2011, to the comparable basis for ING Insurance EurAsia 2012. This reflects changes in scope, models and methodology. All risk figures disclosed in the remaining part of ING Insurance EurAsia will be on comparable basis to 2012.

Economic Capital 2011 reconciliation

amounts in billions of euros	2011
As reported for ING Insurance EurAsia in 2011	10.3
Exclude ING Insurance Asia Pacific discontinued operation	–3.8

ING Insurance EurAsia excluding discontinued operation	6.5
Change in models and methodology	–0.9

ING Insurance EurAsia 2011 excluding discontinued operation, on a basis comparable to 2012	5.6

The exclusion of ING Insurance Asia Pacific entities relates to all business units in Asia Pacific, ING’s Insurance and investment management businesses and the reinsured Japan SPVA businesses in corporate reinsurance that have been classified as discontinued operations and that were considered in last year’s EC. Reference is made to Note 23 ‘Discontinued operations’.

In 2012, ING Insurance EurAsia revisited and refined Economic Capital methodologies. This resulted in an overall decrease of EC of EUR 0.9 billion as per year end 2011. This is mainly driven by changes in market risk methodology. In 2011 the impact of several future model changes was anticipated and the changes were fully implemented in 2012. The main changes leading to a lower market risk EC were driven by lower than anticipated contributions of spread and equity risk. Furthermore the methodology to capture equity and interest rate option hedges was refined, leading to a lower equity and interest rate risk EC. Simultaneously, EC increased for business risk which was updated to better capture risk for expense risk and persistency. The tables below start with the restated figures for EurAsia after these model changes.

Notes to the consolidated financial statements continued

The following table provides the Economic Capital breakdown by business line with diversification benefits allocated to the business lines.

Economic Capital break-down ING Insurance EurAsia excluding discontinued operations (99.5%) by business line

	2012	2011
Insurance Benelux	4,324	4,331
Insurance Central & Rest of Europe	1,082	808
Corporate Line Insurance EurAsia (1)	462	457

Total Insurance EurAsia excluding discontinued operation	5,868	5,596

(1)	Corporate Line Insurance EurAsia includes funding activities at ING Insurance EurAsia level, Capital Management transactions and corporate reinsurance.

While the figures above are shown by business line, the diversification across ING Insurance EurAsia businesses is calculated across business units. The increase in Central and Rest of Europe was mainly due to a change in mass lapse assumptions driven by Solvency II. Total diversification across ING Insurance EurAsia’s business units and the Corporate Line Insurance is 28% (2011: 31%).

Economic Capital for ING Insurance EurAsia increased from 2011 to 2012 primarily due to increases in insurance and business risk, partly offset by significant de-risking activities in the Benelux and overall lower market valuations leading to a lower market risk. The decrease in credit default risk due to a methodology change was offset by a lower diversification of this risk with other risk categories. The Economic Capital assigned to Corporate Line Insurance EurAsia primarily relates to foreign exchange translation risk of the market value surplus of the business units in non-euro countries to the euro.

The table below shows the breakdown of the Economic Capital per risk type. Details can be found in the various risk type sections below.

Economic Capital break-down ING Insurance EurAsia excluding discontinued operations (99.5%) by risk category

	2012	2011
Insurance risk	1,921	1,642
Market risk	3,153	3,404
Credit default risk	357	557
Operational risk	391	344
Business risk	2,337	2,118
Diversification across risk types	–2,291	–2,469

Total insurance operations EurAsia excluding discontinued operation	5,868	5,596

INSURANCE RISK

Insurance risks comprise of actuarial and underwriting risk such as mortality, longevity, morbidity and property & casualty risks which result from the pricing and acceptance of insurance contracts.

Model disclosure

The table below shows the main risk categories for insurance risks within ING Insurance EurAsia. IFRS Earnings sensitivities are defined on a shock scenario at the 90% confidence level, EC numbers are determined using a 99.5% confidence interval, both on a one year horizon.

	Description	Key Drivers
Mortality

Mortality risk can be subdivided into:

•         Positive mortality risk occurs when claims are higher due to higher mortality experience e.g. term insurances.

•         Negative mortality risk occurs when insured persons live longer than expected, for instance in pension products. Longevity risk hits earnings gradually over time.

IFRS Earnings: Death claims in life business EC: Pension and annuity business mainly in the Netherlands

Morbidity	Morbidity or Health insurance covers insurance indemnifying or reimbursing losses (e.g. loss of income) caused by illness or disability, or for expenses of medical treatment necessitated by illness or disability.	IFRS Earnings & EC: Income protection in the Netherlands

Property & Casualty	P&C insurance products cover various risks such as fire damage, car accidents, personal and professional liability, hurricanes etc.	IFRS Earnings & EC: Storms and third party liabilities in Benelux

Notes to the consolidated financial statements continued

Economic capital

Economic Capital ING Insurance EurAsia excluding discontinued operations (99.5% undiversified) by risk category

	2012	2011
Mortality	1,296	1,119
Morbidity	283	263
P&C	342	260

Total Insurance Risk	1,921	1,642

The mortality risk EC increased because of a mortality table update in the Netherlands and lower interest rates which increased the value of the longevity risk. The P&C risk mainly increased due to an improved implementation of the expected exposure with respect to new business within one year.

Sensitivities

IFRS Earnings sensitivities for Insurance risks excluding discontinued operations

	2012	2011
Mortality	–28	–21
Morbidity	–99	–99
P&C	–82	–75

Overall exposure to insurance risks did not change significantly during 2012. Annual review of actuarial assumptions for Insurance risk is reflected in the numbers presented in the IFRS Earnings sensitivities above.

Mitigation

In general, insurance risks cannot be (easily) hedged directly via the financial markets and are partially mitigated by diversification across large portfolios. They are therefore managed at the contract level through underwriting policies, product design requirements, independent product approval processes and risk limitations related to insurance policy terms and conditions agreed with the client.

Risk not mitigated by diversification is managed through concentration and exposure limits and through reinsurance and/or securitisations:

•	Tolerance limits for non-life insurance risks are set by line of business for catastrophic events and individual risk;

•	Tolerance limits for life insurance risks are set per insured life and significant mortality events affecting multiple lives such as pandemics;

•	Reinsurance is used to manage tolerance levels. Reinsurance creates credit which is managed in line with the ING Insurance EurAsia reinsurance credit risk policy;

•	Catastrophic losses resulting from events such as terrorism are considered to be uninsurable. ING participates in industry pools in various countries to mitigate this risk.

BUSINESS RISK

Business risk for insurance is essentially the risk that insurance operations accept as a consequence of participating in the insurance business. In practice this can be defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the run-off of existing business (persistency/renewals), future premium re-rating, etc.

Model disclosure

The table below shows the main risk categories for business risk within ING Insurance EurAsia. EC numbers are determined using a 99.5% confidence interval on a one-year horizon.

	Description	Key Drivers
Persistency	The risk that actual persistency of existing business in the future develops adversely compared to expected persistency of existing business.	EC: Less surrenders of policies with in-the-money guarantees in Benelux and higher surrender of policies with higher profitability in Central Europe.
Expense	The risk that actual expenses in the future exceed the expected expenses.	EC: Expense overruns in the Benelux.
Premium re-rating	The risk that actual premium rate adjustments in the future are less than the expected premium adjustment.	EC: Related to renewable health riders in Greece.

Notes to the consolidated financial statements continued

Economic capital

Economic Capital ING Insurance EurAsia excluding discontinued operations (99.5% undiversified) by risk category

	2012	2011
Business risk	2,337	2,118

Economic Capital increased mainly due to an increase in persistency risk and to a lesser degree a higher expense risk, as a result of further alignment to the Solvency II regulatory framework.

MARKET RISK

ING Insurance EurAsia is exposed to market risk to the extent the market value of surpluses can be adversely impacted due to movements in financial markets. Changes in financial market prices impact the market value of ING Insurance EurAsia’s asset portfolio and hedging derivatives directly have an impact on the calculated market value of the insurance liabilities.

Model disclosure

The following table shows the main risk categories for market risk within ING Insurance EurAsia. The EC number is based on a 99.5% confidence interval on a one-year horizon. IFRS and AFR sensitivities measurement is described in the table below.

	Description	Key Drivers
Interest Rate	Impact of interest rate changes on the value of assets and liabilities.	IFRS Earnings: Guaranteed separate account pension business in the Netherlands. AFR & EC: Embedded options in the guaranteed separate account pension business in the Netherlands.
AFR & IFRS earnings sensitivities:

•         Measured by the impact of a 30% upwards and downwards shock relative to the ten year swap rate. Minimum shock is floored at 50 basis points and capped at maximum 150 basis points. Shocks are applied to forward rates up to the last available tenor of the interest rate curve.

Equity	Impact of changes in equity prices which impacts direct equity exposure and loss of fee income from unit linked, pension and fund business.	IFRS Earnings, AFR & EC: Direct equity exposure and embedded options in guaranteed separate account pension business in the Netherlands.
AFR & IFRS earnings sensitivities:
• Measured by the impact of a 25% upwards and downwards movement in equity prices.

FX	Impact of losses related to changes in exchange rates.	IFRS Earnings, AFR & EC: Translation risk of IFRS Earnings and AFR from non-euro businesses.
AFR & IFRS earnings sensitivities:
• Measured by the impact of a 10% up and down movement of currencies compared to the euro.

Implied Volatility (Equity & Interest Rate)	Impact of losses on assets and liabilities due to movements in the volatility implied from market option prices.	IFRS Earnings, AFR & EC: Embedded options in: • guaranteed separate account pension business in the Netherlands.
AFR & IFRS earnings sensitivities: • For interest rate measured by the impact of a relative increase of 30% in implied volatilities.

•         For Equity measured by the impact of a relative increase in implied volatilities based on tenor: 80% for tenors less than 1 year, up 30% for tenors between 1 and 3 years, up 20% for tenors between 3–7 years and up 10% for tenors of 7 years and above.

Credit Spread	Impact of an increase in credit spreads on investments in fixed income securities offset by movements in the liquidity premium on the liabilities.	IFRS: Impaired assets in Greece. AFR & EC: Debt securities in all regions. Liquidity premium offset primarily in the Benelux because liquidity premiums are positively correlated with credit spreads.
AFR & IFRS earnings sensitivities:
• Measured by the impact of a relative increase based on multiplying duration by a rating based shock (e.g. single A shock is 110 basis points).
• AAA and AA rated government bonds and home government bonds in local currency are excluded, exception only applicable to Greek bonds.
• Shocks for structured credit are 50% higher than for corporate and government bonds.

•         Liquidity premium is shocked by 50 basis points up to a certain tenor depending on the currency (e.g. EURO 15 years, USD 30 years).

In order to avoid double counting, only Credit Spread risk for AFR is measured.

Real Estate Price Risk	Impact on the value of Real Estate assets because of a change in earnings related to Real Estate activities and/or a change in required investor yield.	IFRS Earnings, AFR & EC: Real estate holdings in the Benelux.
AFR & IFRS earnings sensitivities:
• For AFR this is measured by the impact of a 15% drop in real estate prices for all real estate holdings.

•         For IFRS Earnings this is measured by the impact of a 15% drop in real estate prices only for the minority holdings and direct for all real estate revalued through P&L. Other holdings will be included in case of possible impairments caused by the drop in prices.

Notes to the consolidated financial statements continued

Economic Capital

Economic Capital ING Insurance EurAsia excluding discontinued operations (99.5% undiversified) by risk category

	2012	2011
Market risk	3,152	3,404

Economic capital reduced due to a higher offset of the Liquidity Premium in a credit spread up scenario due to an increased duration of our liabilities. Furthermore a better matching of assets and liabilities resulted in lower interest rate and interest rate implied volatility risk. These decreases in Economic Capital were partly offset by reduced positions in equity put options.

Sensitivities

Sensitivities for market risks excluding discontinued operations

	AFR	IFRS Earnings	AFR	IFRS Earnings
	2012		2011
Interest Rate Up	97	–61	306	–91
Interest Rate Down	–59	103	–310	314
Equity Up	674	354	708	133
Equity Down	–596	–425	–158	124
Real Estate	–780	–762	–802	–778
FX	–199	–34	–189	–21
Credit Spread	336	–3	332	–26
Implied Volatility	–104	14	–153	–16

The Available Financial Resources are currently mainly sensitive to declining equity and real estate prices. Compared to 2011 the downward interest rate sensitivity was reduced by hedges put in place in the Benelux. The downward equity sensitivity increased compared to 2011 as a result of reduced positions in equity put options.

The IFRS earnings are largely sensitive to interest rate movements and a decline in real estate and equity prices. During 2012 the sensitivities for real estate risk remained fairly stable. The Interest rates sensitivities compared to 2011 are primarily influenced by the additional hedges put in place in the Benelux. The equity sensitivities have increased compared to 2012 as equity prices have increased and hedges expired and were not renewed during 2012.

During a period of declining interest rates, profitability may suffer as a result of a decrease in the spread between interest rates earned on assets and interest rates credited to insurance policyholders and annuity contract owners. An extended period of declining interest rates may cause ING Insurance EurAsia to change the long term view of the interest rates that can be earned on the investments.

REAL ESTATE

Real Estate price risk arises from the possibility that the value of real estate assets fluctuates because of a change in earnings related to real estate activities and/or a change in required investor yield. Real Estate exposure is mainly present in Benelux.

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

The second category can be divided on the one hand in stakes in real estate assets that are revalued through equity and on the other hand stakes in funds and direct real estate revalued through P&L. Only for the last category will real estate price shocks have a direct impact on reported net profit.

Real Estate Exposure Profile by sector type exclusing discontinued operations

Sector	Revalued through P&L	Not revalued through P&L	Revalued through P&L	Not revalued through P&L
	2012		2011
Residential	123	898	109	967
Office	732	539	886	605
Retail	1,462	371	1,596	379
Industrial	406		440
Other	156	591	212	518

Total	2,879	2,399	3,243	2,469

Notes to the consolidated financial statements continued

As at 31 December 2012, ING Insurance EurAsia has EUR 3.2 billion of real estate related investments (excluding leverage). ING Insurance EurAsia’s real estate exposure (i.e. including leverage) is EUR 5.3 billion of which EUR 2.9 billion is recognised at fair value through P&L and EUR 2.4 billion is not revalued through P&L, but is either booked at cost or is revalued through equity (with impairments going through P&L). In total, real estate exposure decreased by EUR 434 million, mainly as a result of negative fair value changes (EUR 172 million), disposals (EUR 130 million), sale of ING Insurance Malaysia (113 million) and other decreases such as impairments (EUR 19 million).

CREDIT RISK

The main credit risk for ING Insurance EurAsia stems from the bond portfolio. This risk is measured through the credit spread risk economic capital that is part of the market risk methodology. The spread risk captures differences in risk (and diversification) between rating classes and regions. For corporate bonds, the concentration risk on individual issuers is also managed with rating based issuer & lending limits that prevent large exposures in one (group of related) single name(s). An outright loss given default limit serves as the final backstop for corporate exposures. Government exposures are separately monitored. The credit risk profile is monitored and reported in the Investment Risk Dashboard.

Given the size of the portfolio, term loans (including private placements) compared to bonds are a much smaller source of credit risk for ING Insurance EurAsia. These exposures are also included in the issuer & lending limit monitoring. Residential mortgages and policy loans form the retail credit risk exposures of ING Insurance EurAsia. Credit risks are contained through underwriting criteria and the availability of collateral.

The third source of credit risk is the claims on counterparties from OTC derivatives, money market lending and reinsurance.

The economic capital for credit default risk on residential mortgages, term loans (including private placements) as well as the credit default risk on OTC derivatives, money market lending and reinsurance is measured by looking at each issuer’s probability of default (PD) and stressed loss given default (LGD).

•

Derivatives transactions are only allowed under an ISDA-master agreement with Credit Support Annex, ensuring that ING Insurance EurAsia receives collateral from its counterparty for the total positive marked-to-market value of all bilateral derivative contracts between ING Insurance EurAsia and that counterparty. In case the net marked-to-market is negative, collateral must be posted with the counterparty;

•

Money market lending is only done with banks of good credit standing. ING Insurance EurAsia maintains money market limits for each of these banks. The counterparties are continuously monitored for developments that could warrant lowering the limit;

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

Model disclosure

The table below shows the main risk categories for credit risk within ING Insurance EurAsia. EC numbers are based on a 99.5% confidence interval on a one-year horizon. IFRS and AFR sensitivities measurement is described in the table below.

	Description	Key Drivers
Credit Default	Impact of a default of counterparties on IFRS earnings and EC.	IFRS Earnings and EC: General account assets in all regions, mostly bond investments and lending portfolio.
IFRS earnings sensitivities (1):
• Measured by the impact of multiplying the Historical Cost, the Probability of Default, and the Loss Given Default (stressed by 15%).
• Impaired assets are shocked as per the Credit Spread methodology.

Credit Spread	See Market Risk section.

(1)

In order to avoid double counting Credit Default Risk is only captured for IFRS earnings, while Credit Spread Risk is only measured for AFR. This assumes Credit Default Risk for mortgages and concentration does not have a material Impact on the AFR.

Economic Capital

Economic Capital ING Insurance EurAsia excluding discontinued operations (99.5% undiversified) by risk category

	2012	2011
Credit default risk	357	557

The drop in credit default risk is mainly from aligning the ING Insurance EurAsia’s model with Solvency II guidelines. Note that the lower Economic Capital of the updated credit default model is offset by a lower diversification benefits with other risks.

Notes to the consolidated financial statements continued

Sensitivities

IFRS Earnings sensitivities for Insurance Credit Risks excluding discontinued operations

	2012	2011
Credit Default	–79	–129

Risk Profile

ING Insurance EurAsia’s goal is to maintain well diversified investment grade portfolio while avoiding large risk concentrations. ING Insurance EurAsia diversifies and limits the credit portfolio with regard to rating classes, industries and geography. The risk of the traded fixed income portfolio is (mainly) measured through the Spread Risk model as well as the Interest Risk model. The risk of the non-traded fixed income and money market products is (mainly) measured with the Credit Default model. The specific risks are contained through the mandate restrictions, the combined Group issuer and lending concentration limit framework and the separate pre-settlement and money market limit frameworks. Please note that for all of the following tables, the figures exclude all ING intercompany exposures and include volume effects.

Risk classes

Risk Classes: ING Insurance EurAsia portfolio excluding discontinued operations, as % of total outstandings (1)

		2012	2011
1	(AAA)	33.8%	41.5%
2–4	(AA)	22.8%	13.1%
5–7	(A)	16.3%	19.2%
8–10	(BBB)	11.3%	8.9%
11–13	(BB)	4.8%	5.3%
14–16	(B)	1.1%	0.8%
17–22	(CCC & Problem Grade)	0.4%	0.4%
	Unrated	9.5%	10.8%

		100.0%	100.0%

(1)	Based on lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and are based on ultimate parent. Collateral is not taken into consideration.

The changes in the ING Insurance EurAsia rating class distribution over 2012, as reflected in the table above, were mainly caused by the following events: in January 2012, S&P downgraded 9 European sovereigns, among which France and Austria (from AAA to AA+), Spain (from AA– to A) and Italy (from A to BBB+). Spain was later further downgraded to BBB+ (in April) and in October, to BBB–. In addition, EUR 750 million (historical cost value) of equities was sold in 2012 as an active derisking measure by Insurance Benelux and reinvested in high-quality (mainly sovereign) bonds. The above-mentioned changes explain the decreases in the AAA and A buckets, and the significant increases in the AA and BBB buckets. Part of the decrease in the AAA bucket by the above-mentioned downgrades was offset by derisking measures (such as the above-mentioned reduction of equity exposure) which led to (re)investments in highly-rated sovereigns such as Germany, the Netherlands, Finland (all AAA).

Risk Concentration: ING Insurance EurAsia portfolio excluding discontinued operations, by economic sector (1)

	2012	2011
Central Governments	48.2%	44.1%
Non-Bank Financial Institutions (2)	17.5%	20.4%
Commercial Banks	10.5%	10.2%
Private Individuals	7.6%	8.1%
Real Estate	3.5%	3.2%
Utilities	1.8%	1.9%
Natural Resources	1.2%	0.9%
Automotive	1.2%	1.3%
Other	8.5%	9.9%

Total	100.0%	100.0%

(1)	Based on lending, pre-settlement, money market and investment activities.
(2)	Non-Bank Financial Institutions include (per 31 December 2012) EUR 6.5 billion of securitisations (mainly RMBS and ABS).

The main changes in 2012 are the increase in central governments exposure as a result of derisking into higher-rated governments, and the decrease of exposure on non-bank financial institutions.

Notes to the consolidated financial statements continued

Largest economic exposures: ING Insurance EurAsia portfolio excluding discontinued operations, by geographic area (1)

	2012	2011
Netherlands	30.1%	31.6%
Germany	17.1%	15.8%
France	9.7%	10.4%
Belgium	6.2%	5.4%
United Kingdom	6.2%	6.6%
Austria	4.6%	4.0%
Spain	3.5%	4.3%
Italy	3.1%	3.9%
Rest of Europe (2)	12.4%	12.7%
Americas	5.9%	4.1%
Asia/Pacific	1.1%	1.0%
Rest of World	0.1%	0.2%

Total	100.0%	100.0%

(1)	Country is based on the country of incorporation of the ultimate parents of issuers/borrowers, all types of issuers/borrowers are included.
(2)	Other GIIPS countries (31 December 2012 compared to 31 December 2011): Ireland (1.1%, from 1.7%), Portugal (0.2%, from 0.5%), Greece (0.3%, from 0.2%)

From a geographic perspective the main changes are driven by derisking activities through sales and redemptions (GIIPS countries, Netherlands) and re-allocating to low-risk investments (Germany, Austria, Finland). For the Netherlands this contains swapping credit into sovereign exposure. New investments were done in Americas.

Security lending and repo business

ING Insurance EurAsia entities can enter into securities transactions. These transactions can take many legal forms. Repurchase and reverse repurchase agreements and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING Insurance EurAsia lent/sold/repoed under these securities transactions at 31 December 2012 was EUR 2.8 billion (2011: EUR 7.8 billion). The corresponding amount of marketable securities held as collateral under these securities transactions at 31 December 2012 was EUR 3.3 billion (2011: EUR 8.4 billion). The reduced volume can be explained by the adoption of a lower maximum (cap) for these securities transactions for the Dutch insurance entities, combined with stricter collateral criteria for security lending, which led to less demand.

These amounts include pledge of securities posted as collateral, securities received as collateral under a transfer of title and cash received as collateral. As a general rule, the securities that have been received as collateral under these transactions are eligible to be resold or pledged in other (similar) transactions when there is a transfer of title. ING is obliged to return equivalent securities in such cases to its counterparties and ING receives equivalent securities from its counterparties.

Credit and Counterparty Risk Mitigation

ING Insurance EurAsia uses different credit risk mitigation techniques. For OTC derivatives, the use of ISDA Master Agreements accompanied with Credit Support Annexes is an important example. For retail lending portfolio’s – mortgages on the house and pledges of insurance policies or investment accounts of clients are important elements of credit risk mitigation. Other forms of credit risk mitigation include reinsurance collateral.

The table below shows the covers values for ING Insurance EurAsia, with the exception of covers received for derivatives and securities lending/(reverse) repo’s.

Covers Values ING Insurance EurAsia excluding discontinued operations

	2012
	Total outstanding amount	Mortgages**	Other covers	Total covers
Asset categories
Investment	61,057		1	1
Residential Mortgage	5,399	4,560		4,560
Lending	2,081		75	75
Other	3,687

Grand Total	72,224	4,560	76	4,636

*	This excludes collateralisation of derivative exposures and for security lending/ (reverse) repo’s activities.
**	The cover value for mortgages includes a haircut in case of a forced sale. The value of this haircut is equal to the value of the haircut applied to the 2011 cover values in the table below.

Notes to the consolidated financial statements continued

Covers Values ING Insurance EurAsia excluding discontinued operations

	2011
	Total outstanding amount	Mortgages**	Other covers	Total covers
Asset categories
Investment	58,120		7	7
Residential Mortgage	5,530	4,402		4,402
Lending	2,485		118	118
Other	3,301

Grand Total	69,436	4,402	125	4,527

*	This excludes collateralisation of derivative exposures and for security lending/ (reverse) repo’s activities.
**	The cover value for mortgages includes a haircut in case of a forced sale. The value of this haircut is equal to the value of the haircut applied to the 2012 cover values in the previous table (2012 cover values).

Impairments and provisions

The credit portfolio is under constant review. For bonds and other fixed income securities, criteria for impairing include, but are not limited to, expected and actual credit losses, resulting from e.g. failure to pay, market information about expected and actual credit losses and other evidence that the issuer cannot meet its payment obligations. For equities, a significant or longer-term decrease of the market value below cost price is taken into account as indicator for impairment.

With regard to loans, all loans with past due financial obligations of more than 90 days are automatically reclassified as impaired. For the wholesale lending portfolios there are generally reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING Insurance EurAsia’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category. ING Insurance EurAsia identifies those loans as impaired loans when it is likely that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements, based on current information and events. A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. For retail loans, collective provisions are formed (at portfolio level) based on historical loss experience corrected for actual circumstances. In addition, specific provisions can be formed at the individual loan level. Conclusions are discussed in the Impairment Committee, which advises the Management Board on specific provisioning levels.

In 2012, impairments on bonds and ABS totalled EUR 16 million, mainly related to one issuer.

The below table reflects provisions related to personal loans and mortgages (almost all of the provisions are related to Insurance Benelux).

Provisions: ING Insurance EurAsia portfolio excluding discontinued operations

	2012	2011
Opening balance	80.4	71.0
Write-offs	–24.1	–11.7
Recoveries	0.4	1.9
Increase/(decrease) in loan loss provision	12.1	19.7
Exchange differences		–0.3
Other changes		–0.2

Closing balance	68.8	80.4

Retail mortgage loan portfolio’s: past-due obligations and problem loans

The following table illustrates the amount of loans in (payment) arrears for the retail mortgage loan portfolio.

Aging analysis (past due but not impaired) outstandings excluding discontinued operations (1)

	2012	2011
Past due for 1–30 days	98	74
Past due for 31–60 days	23	19
Past due for 61–90 days	10	13
Past due for more than 90 days	24	20

Total	155	126

(1)	Based on residential mortgages only.

In 2012, EUR 66 million of the total retail mortgage loan portfolios was classified as a problem loan (Q4 2011: EUR 60 million) which is a combination of rating and past dues.

Notes to the consolidated financial statements continued

LIQUIDITY RISK

Liquidity risk refers to the risk that a company is unable to settle financial obligations when they fall due. Liquidity in this context is the availability of funds, or certainty that funds will be available without significant losses, to honour all commitments when due. ING Insurance EurAsia identifies two related liquidity risks: funding liquidity risk and market liquidity risk. Funding liquidity risk is the – primary – risk that ING Insurance EurAsia will not have the funds to meet its financial obligations when due. Market liquidity risk is the – secondary – risk that an asset cannot be sold without significant losses. The inter relation with funding liquidity stems from the fact that when payments are due, and not enough cash is available, investment positions need to be converted into cash. When Market liquidity is low, this would lead to a loss.

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

ING Insurance EurAsia defines three levels of Liquidity Management. Short-term liquidity, or cash management covers the day-to-day cash requirements under normal business conditions and targets funding liquidity risk. Long-term liquidity management considers business conditions, in which market liquidity risk materialises. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. Two types of crisis liquidity events can be distinguished: a market event and an ING Insurance EurAsia specific event. These events can be short-term or long-term and can both occur on a local, regional or global scale. Depending on the type of event, the policy also defines the composition of the crisis teams.

Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in the base case and under several stressed scenarios. The liquidity risk metrics indicate that liquidity resources would be sufficient to meet expected liquidity uses under the scenarios tested.

Under the terms of our Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. (‘ISDA’) Agreements, we may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex (‘CSA’). Currently the amount received exceeds the amount delivered. Analysis show this balance will remain positive under stressed scenarios.

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

Risk appetite is defined as the risk level management is prepared to tolerate. The operational risk appetite levels are set by the management team of ING Insurance EurAsia. Via Non-Financial Risk Committees (NFRC’s) it is ensured that responsible line managers mitigate the risks that are not within the risk appetite. Incidents and operational risks are tracked and reported on a quarterly basis to management in the Non-Financial Risk Dashboard.

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

Notes to the consolidated financial statements continued

Economic Capital

Economic Capital ING Insurance EurAsia (99.5% undiversified) excluding discontinued operations by risk category

	2012	2011
Operational Risk	391	344

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

ING Insurance EurAsia has a policy not to enter into new relationships with clients from internationally sanctioned countries and processes remain in place to discontinue existing relationships involving these countries.

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

Notes to the consolidated financial statements continued

ING INSURANCE US

Risk management of ING Insurance US includes risk management of the business lines Insurance US, Insurance US Closed Block VA and certain US based operations of ING IM and Corporate Line Insurance. Legally this business is directly or indirectly part of the legal entity ING US, Inc. (‘ING US’). To the extent possible risk management has been organised in line with the anticipated stand-alone future of ING US following an initial public offering (‘IPO’). Until the IPO Group exercises an overview role through the Supervisory Board, the Executive Board and through participation in certain Committees.

MISSION AND OBJECTIVES

As a financial services company active in investments, insurance and retirement, ING US is exposed to a variety of risks. The mission of risk management in ING US is to fully integrate risk management into daily business activities and strategic planning. This is achieved by providing value added insights on risk issues to drive informed decision-making that maximises the value of ING US.

The following principles support this objective:

•	Maintaining functional independence;

•	Facilitating transparent communication to internal and external stakeholders on risk management and value creation;

•	Providing formal checkpoints to facilitate adherence to internal and external compliance requirements;

•	Monitoring products and portfolios to ensure they are appropriately approved and managed;

•	Maintaining transparency of the risk profile of ING US, manage to avoid surprises;

•	Keeping delegated authorities consistent with the overall ING US strategy and risk appetite.

RISK GOVERNANCE

The risk governance for ING US is based on the ‘three lines of defence’ framework which facilitates the management of risk in line with the risk appetite as defined by the Board of ING U.S., Inc. and ratified by the Supervisory Board. Risk governance is implemented through the multi-tiered structure described below. This structure facilitates communication and provides appropriate forums in which to raise issues, to make decisions and to enforce limits / controls.

2-tier board structure
SB Level
Supervisory Board
Audit Committee
Risk Committee
Executive Level
Operations Committee
Risk Committee
Investment Committee
Talent & Organisation Committee
Asset Liability Committee
Operational Risk Committee
Product Committee
Model Committee
Business Unit Level
Business Unit Line Management & Local Managers
Business Unit Risk Committees
Risk Management Function
Business Unit Risk Managers
Internal Audit
1st line of defence
2nd line of defence
3rd line of defence

Notes to the consolidated financial statements continued

Board level risk oversight

ING US has a two-tier board structure consisting of the Board of ING U.S., Inc. and the Supervisory Board.

The Supervisory Board is responsible for overseeing the policies of the Board of ING U.S., Inc., the general course of affairs of the Company and its businesses. For Risk Management purposes the Supervisory Board is assisted by two sub-committees:

•

The Audit Committee assists in reviewing and assessing ING US’s major risks and the operation of internal risk management and control systems, as well as policies and procedures regarding compliance and its applicable laws and regulations;

•	The Risk Committee assists in matters related to risk governance, risk policies and risk appetite setting.

To the extent that the committees do not determine otherwise, the Chief Risk Officer (CRO) attends the meetings of both committees. The Board of ING U.S., Inc. is responsible for managing the risks associated with the activities of ING US The responsibilities of Management ING US include ensuring the risk management and control systems are effective and ING US complies with relevant legislation and regulations. The Board of ING U.S., Inc. reports and discusses these issues on a regular basis with the Supervisory Board, and reports to the Audit Committee on a quarterly basis on ING US’s risk profile versus its risk appetite.

As part of the integration of risk management into the annual strategic planning process, the Board of ING U.S., Inc. issues a Planning Letter which provides the organisation’s strategic plan, and addresses key risk issues. Based on this letter the business units develop their business plans, including qualitative and quantitative assessment of the risks involved. As part of the process strategic limits and risk appetite levels are explicitly discussed. Based on the business plans the Management Board formulates the Strategic Plan which is submitted to the Supervisory Board for approval.

Executive Level

The Board of ING U.S., Inc. has delegated certain tasks to the Finance and Risk Committee. The primary responsibility of the committee is to align finance and risk decisions that have an impact on internal and/or external reporting.

On a more detailed level for risk related issues the Board of ING U.S., Inc. relies on the Executive Committee which has delegated risk related tasks to the following committees:

•	Risk Committee

•	Advises the Board of ING U.S., Inc. on all financial and non-financial risks.

•	Approves risk policies, determines risk appetite and monitors limits and tolerances.

•	Assists the EC by focusing on ING US risk management and capital issues, and partners with the US Investment Committee to review/monitor investment related issues.

•	Investment Committee

•	Assist the EC in the oversight of investment related issues for ING US

•	Determine and monitor investment policies and guidelines for ING US entities,

•

Review and approve the Strategic Asset Allocation targets of the business units and recommend changes to company policies and investment guidelines that address General Account investments, or other investments for which the company is at risk

•	Risk committees are established at the ING US and business unit levels. The Risk Committee has a number of sub-committees focusing on different risk areas:

•	Asset Liability Committee

•	Reviews methods and techniques for calculating Asset Liability Management risk, advises about limits, monitors breaches in the risk limits, and considers remediation.

•	Addresses balance sheet management, statutory capital requirements, and liquidity needs and recommends to the US Risk Committee.

•	Model Committee

•	Oversees all models and model validation risk issues across ING US.

•	Approves assumption, model, methodology changes and updates for all corporate models, and business unit models above the established thresholds.

•	Recommends model policies and guidance to the US Risk Committee.

•	Operational Risk Committee

•	Oversees all non-financial risk across ING US – operational, compliance, legal and reputation risk.

•	Recommends action on reported risks and what risks ING US is willing to accept.

•	Product Committee

•	Oversees insurance product risk issues across ING US.

•	Provides guidance and best practices through the product development and approval process.

Notes to the consolidated financial statements continued

Risk Management Function

The ING Group CRO has delegated the day-to-day Risk Management within ING US to the ING US Chief Risk Officer (CRO). The ING US CRO directly reports to the ING US CEO and functionally reports to the ING Group CRO. The ING US Chief Risk Officer bears primary and overall responsibility for the risk management function within ING US, which identifies, measures, monitors and reports risk within ING US The risk function maintains and updates the policy framework, develops and maintains risk methodologies and advises on the risk tolerance and risk profile. The CRO makes sure both the Supervisory Board and Board of ING U.S., Inc. are well informed and understand ING US’s risk position at all times.

The ING US CRO’s department consists of corporate and business unit risk functions that support the ING US’s risk management activities. The business unit CROs report to the ING US CRO. The Corporate Enterprise Risk Management (ERM) function addresses all risks facing ING US It is an independent function that enables a clear separation of duties between Risk, Finance and Investment. ERM facilitates information flow across the enterprise by providing formal checkpoints and forums where risk issues are discussed and informed decisions made. ERM enables risk measurement and analysis into corporate decision-making.

Notes to the consolidated financial statements continued

Product Approval and Review Process

A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. In ING US this is safeguarded by the Product Approval and Review Process (PARP). This standard includes requirements to risk profile, traditional and value-oriented pricing metrics, targets and documentation. The PARP includes requirements to assess market risks, insurance risk, compliance risk, legal risk, credit risk, operational risk as well as assessment of the administration and accounting aspects of the product. Customer suitability is an integral part of the PARP requirements.

Reserve adequacy

US ERM ensures that the total insurance liabilities of ING US are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. This is done by evaluating insurance liabilities using current best estimate assumptions and inclusion of a risk margin for prudency. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For new money and reinvestments long-term best estimate assumptions are taken into account, although current new money rates are used for the short-term reinvestments.

Policies

ING has a framework of risk policies, procedures, guidance notes, and practice notes in place to create consistency throughout the organisation and to define minimum requirements for corporate areas and business units. The governance framework of the business units aligns with this framework and meets local (regulatory) requirements. Senior Management is responsible for ensuring that policies, procedures and standards are implemented and followed. Policies, procedures, guidance and practice notes are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products, guidance and best practices.

Model governance

Model governance is achieved through the ING US Model Committee. This committee provides oversight for models and assumptions owned or managed within the corporate functions and acts as an escalation point for models or related changes that have a financial impact over a set materiality threshold.

RISK FRAMEWORK

In order to manage the risk on a day-to-day basis and balance value, earnings and capital decisions, ING US has implemented a risk limit framework. The risk limit framework follows a top down approach.

Description
Risk Appetite	A qualitative measure defining the playing field ING US wants to act in. Driven by ING US’s financial and rating targets, local capital requirements, and business strategy.
Risk Tolerance	A quantitative boundary intended to limit the risks taken, driven by the risk appetite.
Risk Limits	Limit setting to a granular level for business units throughout the organisation.

Risk exposures are managed by ING US according to the following risk metrics, and limits are set on these metrics that are consistent with the organisation’s risk tolerance. These risk metrics are computed on the basis of market and non-market sensitivities of two primary financial quantities:

•

US Regulatory Capital Requirements – Defined as a multiple of the minimum capital required by the National Association of Insurance Commissioners (NAIC) with consideration of the capital requirements deemed appropriate to maintain the ratings level issued to the operating companies by various rating agencies along with additional requirements for the Cayman Islands based subsidiary Security Life of Denver International (SLDI) (more detail is described in the Regulatory Capital section below); and

•	IFRS Earnings;

The risk limit framework described above operates within ING Group’s risk limit framework. ING US is in the process of implementing additional risk metrics including one based on U. S. GAAP earnings and another that is a variation on the US regulatory capital sensitivities described herein. ING US also is considering the expansion of its risk limit framework to include various stress scenarios.

Financial Risks

For financial risks, the risk tolerance is translated to risk limits assuming moderate stress scenarios.

•

US Regulatory Capital Requirements sensitivities – The sensitivity, under moderately adverse market and credit stress scenarios, of the excess of available statutory capital above the level targeted by ING US and described in the Regulatory Capital section below;

•	IFRS Earnings sensitivities – The sensitivity, under moderately adverse market and credit stress scenarios, of realised pre-tax earnings of the insurance operations over a 12-month period.

Other limit structures exist at both the corporate and business unit level. Examples include, but are not limited to, the following:

•	Issuer concentration limits;

•	Mortality concentration limits;

•	Catastrophe and mortality exposure retention;

•	Minimum liquidity requirements;

•	Investment and derivatives guidelines and limits.

Notes to the consolidated financial statements continued

Financial Risk Dashboard

The Financial Risk Dashboard (FRD) is a quarterly report that is discussed at the Risk Committee of the Board of ING U.S., Inc. and the Finance and Risk Committee. The FRD provides a quarterly overview of the main financial risk metrics (IFRS earnings and Regulatory Capital sensitivities) compared to the limits set by management in alignment with the risk appetite.

Non-Financial Risks

To ensure robust non-financial risk management, which also reflects the risk tolerance levels, ING US monitors the full implementation of ING US’s risk policies, minimum standards and implementation guidelines, and business units demonstrate that appropriate steps have been taken to control their operational and compliance risk. ING US applies scorecards to measure the quality of internal controls within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.

Non-Financial Risk Dashboard

The Non-Financial Risk Dashboard (NFRD) is a quarterly report that is discussed at the meetings of the Supervisory Board, Board of ING U.S., Inc. and ING US management bodies. The NFRD provides management at all organisational levels with information on their key operational, compliance and legal risks. The NFRD is based on defined risk tolerance and a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

Stress Testing

ING US complements its regular risk reporting process with (ad hoc) stress tests. Stress testing examines the effect of exceptional but plausible scenarios on the capital position for ING US. Stress testing can be initiated internally or on certain request from external constituents.

RISK TYPE DESCRIPTION

ING US measures the following main types of risks that are associated with its business:

•

Insurance risk – risks such as mortality, morbidity, and longevity associated with the claims under insurance policies it issues/ underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims;

•

Market risk – the risk of potential losses due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread including illiquidity premium, and foreign exchange risks;

•	Credit risk – the risk of potential losses due to default by ING US debtors (including bond issuers) or trading counterparties;

•

Business risk – risk driven by the possibility that experience deviates from expectations with respect to policyholder behaviour, expenses and premium re-rating. These fluctuations can occur because of internal, industry, or wider market factors. It includes strategic risk;

•

Liquidity risk – the risk that ING US or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions;

•

Operational risk – the risk of direct or indirect losses resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk and legal risk;

•	Compliance risk – the risk of damage to ING US integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies, procedures and ethical standards.

INSURANCE RISK

Insurance risks are comprised of actuarial and underwriting risks such as mortality, longevity, and morbidity, which result from the pricing and acceptance of insurance contracts.

The table below shows the main risk categories for insurance risks within ING US. IFRS Earnings sensitivities are defined on a shock scenario at the 90% confidence level.

	Description	Key Drivers
Mortality	Within mortality risk there are two main parts:	The largest earnings sensitivity to positive mortality risk arises in Insurance Solutions.
• Positive mortality risk exists when more insureds die than expected, leading to higher claims than expected.
• Negative mortality risk exists when insureds live longer than expected, leading to higher claims than expected (moderate shocks are not material to the P&L).

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

Sensitivities

Mortality and morbidity sensitivities are calculated on a diversified basis assuming a normal distribution and a specified mortality/morbidity scenario for calibration. The largest contribution to the mortality sensitivity comes from the Individual Life business while the morbidity sensitivity comes from the Employee Benefit business.

Notes to the consolidated financial statements continued

IFRS Earnings Sensitivities for Insurance Risks

	US Excl. CB-VA		CB-VA
	2012	2011	2012	2011
Mortality	–23	–19	–1	–7
Morbidity	–49	–49

Mitigation

In general, insurance risks cannot be hedged (easily) in the financial markets and tend to be mitigated by diversification across large portfolios. Therefore, they are managed at the contract level through standard underwriting policies, product design requirements, independent product approval processes, and risk limitations related to insurance policy terms and conditions agreed with the client.

Risk not mitigated by diversification is managed with concentration and exposure limits and through reinsurance and/or securitisations:

•	Tolerance limits for life insurance risk are set per insured life and significant mortality and morbidity events affecting multiple lives such as pandemics;

•	Reinsurance is used to manage risk exposure and exposure to reinsurers is managed according to the ING US reinsurance credit risk policy;

•	ING US is currently reviewing our mortality concentration limits in order to better assess our need to obtain protection from catastrophic losses resulting from events such as terrorism.

BUSINESS RISK

Business risk for insurance is the risk insurance operations accept as consequence of choosing to be in the business. In practice this can be defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the run-off of existing business (persistency/renewals), future premium rerating, etc. The calculation of Business Risk Capital is specified by the regulatory capital methodology prescribed by the National Association of Insurance Commissioners (NAIC).

MARKET RISK

ING US is exposed to market risk to the extent to which the market value of surpluses can be adversely impacted due to movements in financial markets. Changes in financial market prices impact the market value of ING US’s asset portfolio, including derivatives as well as the calculated market value of the insurance liabilities.

The sensitivities shown are calculated at the business unit level and cover US domiciled insurance entities. The sensitivities are based on moderately adverse shocks to underlying risk factors as described in the following table:

	Description	Key Drivers
Interest Rate	• Impact on assets and liabilities due to movements of interest rates.	Sensitivities of various guarantees (e.g. minimum interest rate guarantees, and guaranteed living benefits). CB-VA and GMIRs of insurance products.
• Measured by the impact of a 1% upwards and downwards parallel shift of US Treasury curve.

Equity	• Impact of a drop in equity prices which impacts direct equity exposure and loss of fee income from variable and equity linked.	Separate account and equity indexed business, and direct equity exposure.
• Measured by the impact of a 25% drop in equity prices.

Credit (Default and Spread risk)

•         Impact that credit default risk can have on credit impairment levels in a ‘1 in 10’ scenario (using ‘1 in 10’ 1-year default rates by rating category, combined with stressed ‘Loss Given Default’ assumptions); plus impact that a ‘1-in-10’ increase in credit spreads levels can have on previously impaired structured assets (re-impairment risk) and on CDS transactions that are carried at market value.

General account business.

Implied Volatility (Equity & Interest Rates)	• Impact of losses related to changes in foreign currency exchange rates.
• Measured by the worst case impact of a 10% up and down movement for each currency.

FX	• Impact of losses related to changes in real estates.
• Measured by the worst case impact of a 10% up and down movement for each currency.

Real Estate	• Impact of losses related to changes in real estate.
• Measured by impact of all real estate down 15%.

Sensitivities

The stress events are described above. The ING US earnings sensitivities are dominated by credit, equity and interest rate exposure.

ING US has no significant earnings sensitivity to Foreign Exchange Rates as ING US is managed on a local currency basis and therefore there is no translation risk to the Group reporting currency included in the sensitivities. ING US also has no significant earnings exposure to non-US currencies. From the ING Group perspective, there may be translation risk between ING US USD based operations and ING Group EUR basis.

Notes to the consolidated financial statements continued

ING US earnings sensitivities to market risk factors are shown in the tables below. Taking into account diversification between risk factors, ING US (excluding CB-VA) is exposed to a EUR 0.9 billion decrease in expected IFRS Earnings within the context of the market and non-market sensitivity analysis. At 31 December 2011, ING US (excluding CB-VA) was exposed to a EUR 1.0 billion in expected IFRS Earnings within the context of the market and non-market sensitivity analysis. The changes from 2011 to 2012 are the result of many factors including:

•	Changes in credit exposures, as discussed in the Credit Risk Section below, leading to a reduction in default risk and an increase in spread risk;

•	Sales of Limited Partnership assets, reducing earnings sensitivity to equities;

•	Changes in hedge positions, leading to a reduced exposure to interest rates.

IFRS Earnings Sensitivities for Market Risks (1,2)

	US Excl. CB-VA
	2012	2011
Interest Rate Up	58	72
Interest Rate Down	–77	–146
Equity	–244	–293
Credit – Default	–283	–355
Credit – Spread	–236	–188

(1)	FX and real estate sensitivities do not have a material impact.
(2)	Sensitivities are calculated at business unit level.

Estimated CB-VA Immediate Earnings Sensitivities at 31 December 2012 Immediate Change in Equity Market

	–25%	–15%	–5%	+5%	+15%	+25%
Earnings sensitivity before RAT Policy Impact	1,150	700	250	–100	–350	–550
RAT Policy Impact (RAT50)	0	0	0	0	0	0
Total Estimated Earnings Sensitivity	1,150	700	250	–100	–350	–550
RAT 50 Sufficiency	100	300	550	750	850	1,000

The table above exhibits the sensitivity of CB-VA earnings to immediate changes in equity markets. For example, as of 31 December 2012 it is estimated that if equity markets were to immediately increase by 25%, CB-VA would be exposed to an immediate EUR 0.55 billion decrease in IFRS earnings. This immediate sensitivity is not directly comparable to the 12 month sensitivities shown in the preceding table.

Mitigation

ING US manages its risk exposure through contractual adjustment mechanisms such as changes to credited rates, the contractual terms related to new business, adjusting its capital structure within regulatory constraints, and, where deemed appropriate, hedging various exposures.

Real Estate

ING US has a small exposure to direct real estate, which is composed primarily of Home Office real estate and real estate from foreclosed loans.

Real Estate Exposure

	2012	2011
Total	123	125

CREDIT RISK

ING US credit exposure arises from the investment of insurance premiums in assets subject to credit risk, largely in the form of unsecured bond investments, investments in private placements and commercial mortgages, as well as in structured finance products. In addition, ING US is exposed to credit counterparty risk exposure in derivatives transactions, sell/repurchase transactions, securities lending/ borrowing and in reinsurance contracts.

Within ING US, the goal is to maintain a low-risk, well diversified credit risk portfolio that meets or exceeds market based benchmark returns. ING US has a policy of maintaining a high-quality investment grade fixed income portfolio while avoiding large risk concentrations. The emphasis is on managing total exposure and concentration risk by means of portfolio level risk limits and concentration limits for countries, individual borrowers and borrower groups. Counterparty credit risk is mitigated by only transacting with counterparties that meet minimum credit quality standards as well as by requesting collateral for all larger exposures.

Notes to the consolidated financial statements continued

The table below shows the main risk categories for credit risk within ING US:

	Description	Key Drivers
Issuer or Investment Risk	• Risk related to the impact of a credit default or rating migration, plus the risk that a change in general credit spread levels can have on the market value of these instruments.	Investments in public bonds, commercial paper, securitisations and other publicly traded securities.
• Measured at original cost (purchase price) less any prepayments or amortisations and excluding any accrued and unpaid interest or the effects of any impairment.

Lending Risk	• Risk related to certain illiquid investments made by ING US.	Privately placed bonds and commercial mortgage loans in the United States.
• Measured at original cost (purchase price) less any prepayments or amortisations and excluding any accrued and unpaid interest or the effects of any impairment.

Pre Settlement Risk

•         Risk of a counterparty defaulting on a transaction before settlement and ING US having to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price.

Options, swaps, and securities financing transactions used for hedging purposes.
• Measured as the replacement value (mark-to-market) plus a potential future volatility concept, using a 3–7 year historical time horizon and a 97.5% (1.96 standard deviations) confidence level.

Risk Profile

Risk classes

The exposure to the investment grade rating qualities increased in 2012 and the exposure to the below investment grade rating qualities decreased, pointing at an improvement in the overall quality of the credit risk portfolio. The 17–22 category largely consists of unrated exposures. The exposure to assets actually rated CCC or below has further reduced in 2012 and is only 2% of the portfolio per 31 December 2012.

Risk Classes: ING US portfolio, as % of total outstanding (1)

		ING US
		2012	2011
1	(AAA)	15.0%	16.5%
2–4	(AA)	15.0%	13.7%
5–7	(A)	27.5%	25.3%
8–10	(BBB)	26.2%	24.0%
11–13	(BB)	3.5%	3.8%
14–16	(B)	3.5%	3.9%
17–22	(CCC & Problem Grade)	9.3%	12.8%

Total		100.0%	100.0%

(1)

Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration and are based on ultimate parent.

The risk concentration per sector remains very similar to last year, with the largest change shown for Non-Bank Financial institutions which decreased by 3.3%. This category largely consists of special purpose vehicles that issue RMBS, ABS and CMBS securities. Net sales of these assets resulted in the reported reduction.

Risk concentration: ING US portfolio, by economic sector (1)

	ING US
	2012	2011
Non-Bank Financial Institutions	35.3%	38.6%
Real Estate	8.3%	8.5%
Central Governments	7.3%	8.2%
Natural Resources	7.1%	6.9%
Utilities	6.1%	6.0%
Commercial Banks	4.5%	4.4%
Food, Beverages & Personal Care	4.1%	3.6%
Chemicals, Health & Pharmaceuticals	3.5%	3.1%
Private Individuals	2.5%	2.2%
Telecom	2.2%	2.2%
General Industries	1.7%	2.1%
Other	17.4%	14.2%

	100.0%	100.0%

(1)	Economic sectors below 2% are not shown separately but grouped in ‘Other’.

Notes to the consolidated financial statements continued

ING US largely invests in financial instruments issued in the United States, as required by regulation. The decrease in exposures to the Netherlands is related to the transfer of the note reflecting the obligations of the Dutch Government related to the Alt-A RMBS sales transaction in 2009 to ING Group Bonds and private placements issued by Western European corporations reduced in 2012 from 9.3% per 31 December 2011 to 8.2% per 31 December 2012. It still accounts for the majority of the non-US exposure.

Largest economic exposures: ING US portfolio, by geographic area (1)

	ING US
	2012	2011
United States	79.6%	77.4%
Netherlands	3.9%	5.7%
Rest of Europe	8.2%	9.3%
Rest of Americas	5.1%	4.4%
Asia/Pacific	3.1%	3.0%
Rest of World	0.1%	0.2%

Total	100.0%	100.0%

(1)	Country is based on the country of residence of the obligor.

Securities Lending Business

As part of its securities financing business, ING US entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities ING US provided as collateral under these types of agreements was EUR 0.5 billion per 31 December 2012 and EUR 0.8 billion per 31 December 2011. The change is caused by reduced liquidity requirements.

Mitigation

Credit Risk in ING US portfolio is partially mitigated by collateral it has received.

•

The entire block of commercial mortgages (EUR 6.6 billion per 31 December 2012) is collateralised with mortgages on real estate properties. The weighted average loan to (most recent) value of this portfolio was 55% per 31 December 2012 which is unchanged from December 2011;

•

The EUR 11 billion private placement portfolio is partially collateralised with assets pledged to the consortium of lenders. Also, financial covenants that have been agreed with the different borrowers protect us structurally against any kind of subordination. At least 80% of the assets in this portfolio is either structurally unsubordinatable (i.e. implicitly secured), and another 10–20% explicitly secured;

•	The policy loan portfolio (EUR 1.7 billion per 31 December 2012) is fully collateralised by the cash value of the underlying insurance policies;

•

The gross counterparty risk exposure to reinsurance companies (EUR 5.7 billion per 30 September 2012) is largely collateralised with assets held in trust (EUR 2.5 billion), letters of credit (EUR 2.0 billion), or funds withheld (EUR 1.1 billion). Please note however that some exposures are over collateralised and that there is a total of EUR 1.6 billion of uncollateralised reinsurance counterparty risk exposure;

•

Exposure to financial institutions related to OTC derivative-transactions is largely collateralised, in line with ISDA Master Agreements accompanied by Collateral Support Agreements that have been signed with these counterparties. As per 31 December 2012, ING US was holding net collateral of EUR 0.55 billion supporting a market value exposure of EUR 0.70 billion;

•	Exposures related to Securities Lending, Reverse Repo, and exchange traded instruments are also collateralised.

Problem Loans

Problem loans are defined as commercial mortgage loans that are 60 days or more in arrears, as that is the point where there is a probability that the full principal and interest may not collected. ING US does not have any material problem loans. As soon as commercial mortgage loans become non-performing, the collateral is typically liquidated or the loan is sold.

Impaired loans and provisions

ING US mainly has bond investments. The amount of impaired loans in its portfolio is very small and limited to commercial mortgage loans.

LIQUIDITY RISK

Liquidity risk refers to the risk that a company is unable to settle financial obligations when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions. As with other market risks, liquidity risk falls under the supervision of the Risk Committee function. Under the volatile market circumstances in 2012, funding and liquidity risk remains an important topic on the agenda of senior management and the Risk Committee that needs continuous monitoring and management. External market and regulatory developments and internal financial developments are closely monitored. Regular stress testing and measurement of early warning indicators are, among others, used to provide additional management information.

Notes to the consolidated financial statements continued

ING US defines two levels of liquidity management. Short-term liquidity, or cash management covers the day-to-day cash requirements under normally expected or likely business conditions. Long-term liquidity management takes into consideration various expected and adverse business conditions, which might result in the inability of realising the current market values of the assets. The assets might only be sold at a further distressed price simply due to the lack of liquidity. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. The day-to-day and ongoing cash management allows for a more proactive response to potential liquidity problems in distressed markets. Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in a base case and under several stressed scenarios. Liquidity risk is evaluated separately by legal entity because of certain regulatory restrictions on the transfer of assets between legal entities.

ING US principal available sources of liquidity are product charges, investment income, proceeds from the maturity and sale of investments, proceeds from debt issuance and borrowing facilities, repurchase agreements, contract deposits and securities lending. Primary uses of these funds are payments of policyholder benefits commissions and operating expenses, interest credits, investment purchases, derivative collateral requirements and contract maturities, withdrawals and surrenders. ING US liquidity risk metrics indicate that liquidity resources would be sufficient to meet expected liquidity uses under the scenarios tested.

Under the terms of ING US Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. (‘ISDA’) Agreements, ING US may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex (‘CSA’). The terms of the CSA call for ING US to pay interest on any cash received equal to the federal funds rate (‘Federal Funds Rate’). As of 31 December 2012, EUR 675 million of net cash collateral related to derivative contracts was being held. As of 31 December 2012, ING US delivered EUR 25 million and EUR 9 million of cash collateral related to derivative contracts and credit facilities, respectively. As of 31 December 2011, EUR 585 million of net cash collateral related to derivative contracts was being held. As of 31 December 2011, ING US delivered EUR 31 million and EUR 9 million of cash collateral related to derivative contracts and credit facilities, respectively. As of 31 December 2010, EUR 10 million of net cash collateral related to derivative contracts was being held. As of 31 December 2010, ING US delivered EUR 39 million and EUR 9 million of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets. In addition, as of 31 December 2012, 2011 and 2010, ING US delivered securities as collateral of EUR 0.8 billion, EUR 1.0 billion and EUR 0.8 billion, respectively, which was included in Securities pledged on the Consolidated Balance Sheets. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.

OPERATIONAL RISK

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk whereas strategic risks are not included. Operational risk also includes IT risk.

For Operational risk, ING US follows the ING Group framework governing the process of identifying, assessing, mitigating, monitoring and reporting operational risks. The ING framework is based on the elements of the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The Operational risk function works with the ING Operational Risk Management (ORM) Scorecard process to evaluate yearly the embedding level of the Operational Risk Management Framework in each business. Policies and minimum standards governing the framework are kept in the policy house. During 2011 Operational Risk started with the implementation of an ING US policy house in preparing for a stand-alone public organisation.

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

Integrated risk assessments are performed on an ongoing basis across the organisation. Mitigating actions are taken for those risks that are identified as risks beyond the risk appetite level. Status of the mitigating actions is formally tracked.

To ensure an independent Operational risk function and the possibility for the Operational risk officers to be impartial and objective when advising business management on Operational Risk, a dual reporting line, directly to ING US Chief Risk Officer and functionally to the next higher level ING Group Operational Risk Officer, is in place. The head of Operational risk ultimately reports directly to the ING US Chief Risk Officer.

Notes to the consolidated financial statements continued

COMPLIANCE RISK

The ING US Compliance program and function are aligned with ING Group’s Compliance Risk Management Charter and Framework and the related processes described elsewhere in this Report.

The Scope of the Compliance function

The ING US Compliance function focuses primarily on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance function seeks to actively educate and support the business in managing compliance risks including anti-money laundering, preventing terrorist financing, conflicts of interest, sales practices, trading conduct and protection of customer interests.

The Compliance function

In ING US, the Compliance function is an independent control and risk management department. The ING US Chief Compliance & Ethics Officer reports directly to the ING US Chief Legal Officer, who is a member of the Board of ING U.S., Inc.. The ING US Chief Compliance & Ethics Officer also has a functional reporting line to the ING Group Chief Compliance Officer.

Compliance Risk Management Framework

ING US adheres to the ING Group Compliance Framework, which consists of three key components: the Compliance Risk Management process, an Advisory component and the Scorecard. ING US Compliance executes a regular process of identifying, assessing, mitigating, monitoring and reporting compliance risks. The Compliance function works with Operational Risk Management’s annual evaluation process, assessing the implementation of compliance program elements within each business line and across the enterprise.

ING US also maintains the Whistleblower process on behalf of the broader organisation. The process is designed to encourage staff to speak up, without fear of reprisal, if they know of or suspect a breach of laws, regulations or internal policies. ING US also maintains a domestic ‘hotline’ operated by a third-party vendor that is available to all employees to report suspected misconduct, and reporting employees may elect to remain anonymous in doing so.

Main Compliance developments in 2012

•

Policies & Procedures: ING US Compliance reviewed and prepared drafts of an updated Code of Business Conduct and Ethics, along with new or refreshed Corporate Compliance Policies tailored to the US business and regulatory regime. These are expected to be issued and implemented in conjunction with the planned separation of ING US businesses;

•	Technology Enhancements: ING US Compliance enhanced technology and tools to improve compliance risk management in the areas of anti-money laundering, position reporting and personal trading;

•

Enterprise Functions: ING US Compliance implemented certain enterprise-wide compliance processes to support functions across business lines, including advertising review, inspections and compliance training;

•

Extra-territorial Laws: The UK Bribery Act was effective 1 July 2011 and is deemed applicable to ING’s business globally. Accordingly, the ING Group Gifts, Entertainment and Anti-Bribery Policy was amended to comply with the UK Bribery Act, and ING US will adopt and implement policies that align with the regulatory and Group requirements;

•

Employee Compliance Training: Continuous education and awareness training was provided through the ING Learning Center, with four required Corporate Responsibilities Courses for all ING US employees, in addition to targeted courses where deemed necessary.

REGULATORY CAPITAL

For the capital adequacy assessment of ING US domiciled regulated insurance businesses, available capital is measured under US statutory accounting principles and required capital is measured under the US regulatory Risk Based Capital (RBC) methodology defined by the National Association of Insurance Commissioners (NAIC). Commonly in the US an insurer’s financial strength and ability to meet policyholder obligations is measured in terms of the amount of statutory capital held in relation to the ‘Company Action Level’ RBC defined by the NAIC framework. Note that the level of capital required by rating agencies to maintain an acceptable claims paying ability rating is well above the regulatory minimum defined by Company Action Level RBC. Consequently, ING US manages its available capital primarily with respect to capital metrics that are aligned with the models of the various rating agencies.

The relevant capital requirements of the ING US business units consist of statutory Risk Based Capital requirements (RBC) for its US domiciled business, along with additional requirements for the Cayman Islands based subsidiary Security Life of Denver International (SLDI). ING US targets a RBC ratio of 425% for its US-domiciled business.

The asset target for the variable annuity (VA) business within SLDI is based on Actuarial Guideline 43 (AG 43), a reserve standard written by the US National Association of Insurance Commissioners. AG 43 prescribes reserves based on applying standardised economic scenarios under the Conditional Tail Expectation (CTE) approach, a scenario testing methodology. For rating agency purposes, ING US targets assets satisfying the CTE requirement in excess of the 95% confidence level.

As of 31 December 2012, US regulatory capital was at USD 7.9 billion producing an RBC ratio of 526%.

Notes to the consolidated financial statements continued

Regulatory Capital Sensitivities

ING US calculates regulatory capital sensitivities on the Risk-Based Capital model in order to provide insights into how the amount of available capital in excess of regulatory required capital changes with an increase or a decrease in different market risk factors under moderate stress scenarios that correspond approximately with a 1-in-10 year event. Regulatory capital sensitivities are calculated in aggregate for the US domiciled regulated insurance entities, and include the effects of the sensitivities on the capital of SLDI.

The sensitivities shown are calculated at the business unit level and cover US domiciled insurance entities. The sensitivities are based on moderate shocks to the following underlying risk factors:

•	Interest rates;

•	Equity;

•	Credit (credit default and credit spread risk);

•	Foreign exchange;

•	Real estate.

The shock scenarios applied for regulatory capital sensitivities are the same as those shown in the Market Risk section for Earnings at Risk. The regulatory capital sensitivity in aggregate is calculated by combining the joint impact of the various market stress events calculated by taking into account the correlations between risk types.

Sensitivities

The table below presents market risk sensitivity figures before diversification between risks.

Regulatory Capital Sensitivities(1,2)

	US Excl. CB-VA		CB-VA
	2012	2011	2012	2011
Interest Rate Up	–23	2	258	24
Interest Rate Down	–24	–50	–246	–226
Equity	–82	–149	–129	–17
Credit – Default	–240	–272	–6	–8
Credit – Spread (3)	–462	–475	–19	–21
Mortality (4)	–19	–15	–1	–4
Morbidity (4)	–32	–32

(1)	FX and real estate sensitivities do not have a material impact.
(2)	Sensitivities are calculated at business unit level and cover US domiciled insurance entities.
(3)	Includes changes in liabilities anticipated with an increase on spreads.
(4)	Mortality and morbidity sensitivities are calculated on a diversified basis assuming a normal distribution and a specified mortality/morbidity scenario for calibration.

The changes from 2011 to 2012 are the result of many factors including:

•	Changes in credit exposures, as discussed in the Credit Risk section above, leading to a reduction in default risk;

•	Sales of Limited Partnership assets, reducing US ex CB-VA sensitivity to equities;

•	Introduction of Stable Value hedging program, leading to reduced exposure to interest rates in US ex CB-VA;

•	Model and assumption refinements in CB-VA, leading to an increase in equity sensitivity.

Taking into account diversification between risk factors, ING US (excluding CB-VA) is exposed to a EUR 0.9 billion decrease in regulatory capital and CB-VA is exposed to a EUR 0.4 billion decrease in regulatory capital within the context of the market and non-market sensitivity analysis. As of 31 December 2011, the comparable amounts were EUR 1.0 billion and EUR 0.3 billion, respectively.

MODEL RISK

The US has a rigorous Model Risk Governance framework that is operative at each Business Unit level as well as within the ING US Corporate area. Through this framework all model, methodology and assumption changes are reviewed and approved by a BU Chief Risk Officer or by the US Chief Risk Officer. The US CRO has ultimate authority for Model Risk Governance. Beginning in 2012, the US has targeted 3Q as the quarter to make our routine experience updates. We will also target 3Q for any other planned model, methodology and assumption updates. Below is a summary of the significant model and assumption changes for 4Q 2012 that were approved by the US Model Committee:

•	The QRM system was approved as a replacement for ECAPS for use in the calculation of Economic Capital and FAS107 disclosure items;

•	A new methodology was approved to generate EC and Market Consistent scenarios;

•

Several business units made updates to statutory values as a result of changes in reserve valuation interest rates or changes in their cash flow testing models. The valuation interest rate updates are required by law.

Notes to the consolidated financial statements continued

INSURANCE INVESTMENTS

The Insurance Investments business consists of certain parts of ING Insurance that will not be part of the divestment of the Latin American, Eurasian and US business. In the course of the divestment process of these businesses the composition of the Insurance Investments portfolio may change. Furthermore, at some stage parts of the Insurance Investments portfolio itself may be divested or closed down. In some cases this can take many years. Currently the most important parts of this portfolio are:

•	Financing activities of ING Insurance and some of its sub holdings;

•	Certain activities related to prior divestments, such as legal claims in Mexico and the ownership of a Mexican mortgage company;

•	ING’s stake in the Brazilian SulAmerica joint venture;

•	The run-off of former non-life and reinsurance activities.

Insurance Investments businesses are managed by the Head of Insurance Investments and supported by the Finance and Risk functions of ING Group. The largest asset is the Brazilian SulAmerica joint venture with a balance sheet value of EUR 366 million (in 2011 EUR 394 million). Winding down financing activities is delegated to ING Group Capital Management.

Notes to the consolidated financial statements continued

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

•

Core Tier 1 capital, Tier 1 capital and total BIS capital (ING Bank) – Tier 1 capital is defined as shareholders’ equity including core Tier 1 securities plus hybrid capital less certain prudential filters and deductible items. Core Tier 1, Tier 1 and BIS capital divided by risk-weighted assets equal the Core Tier 1, Tier 1 and BIS ratio respectively. Core Tier 1 capital is equal to Tier 1 capital excluding hybrid capital;

•

Insurance Group Directive capital (ING Insurance) – This regulatory concept is defined as shareholders’ equity plus hybrid capital, prudential filters and certain adjustments. IGD capital is calculated in accordance with method 3 ‘method based on accounting consolidation’ of the Dutch Act on Financial Supervision. In this method the solvency margin is calculated on the basis of the consolidated accounts and is the difference of (i) the assets eligible for the inclusion in the calculation of the solvency margin based on the consolidated data; and (ii) the minimum amount of the solvency margin calculated on the basis of the consolidated data. In applying this method a solvency deficit of an insurance subsidiary, if any, is taken into account, as well as regulatory adjustments of the Dutch insurance subsidiaries based on the Dutch Act on Financial Supervision. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing IGD capital to EU required capital base. In 2012 the IGD ratio was positively impacted by the adoption of the Ultimate Forward Rate Curve for the valuation of insurance liabilities in the Netherlands.

•

AFR (ING Insurance EurAsia excluding discontinued operations) – This is a pre-tax market value concept, defined for the insurance operations of ING Insurance EurAsia as the market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities do not include perpetual hybrid capital which is included in AFR. The AFR valuation of ING Insurance EurAsia includes an adjustment for liquidity premium. The AFR for third party pension funds is set equal to the statutory net equity. AFR is used as the measure of available capital in comparison with Economic Capital employed.

•

EC, or Economic Capital (ING Insurance EurAsia excluding discontinued operations), is the pre-tax required capital for the insurance operations of ING Insurance EurAsia, based on a 99.5% confidence interval on a one-year horizon. This interval is aligned with the Solvency II capital requirement. The EC for third party pension funds is based on sectoral rules.

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

•	Financial Leverage (ING Insurance). Financial Leverage is the sum of hybrid capital, sub-debt and net financial debt.

DEVELOPMENTS

In 2012 Capital Management’s main focus remained the strengthening of the capital position of ING Group, ING Bank and ING Insurance. ING’s capital is well placed to deal with the uncertain financial environment, increasing regulatory requirements and the ambition to repay the remaining outstanding Core Tier 1 securities.

In April 2012, in preparation of the planned insurance and investment management divestments, ING Group has completed three separate exchange offers and consent solicitations on a total of three series of senior securities of ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. The objective of the transaction was to remove potential ambiguity that the planned divestments may create with regard to these ING Verzekeringen N.V. securities, predominantly with regard to the Change of Control clauses which may be triggered at the time of a substantial asset disposal. The difference between the book value of the currently outstanding securities and the fair value of the newly issued securities was recognised in the profit and loss account upon completion of the exchange.

In November 2012, ING repaid EUR 750 million of the Core Tier 1 securities issued in November 2008 at a 50% premium. Nevertheless ING maintained a strong capital position, driven mainly by strong capital generation at ING Bank.

In December 2012, ING Verzekeringen N.V. redeemed a EUR 1.25 billion hybrid security. This security had a Change of Control clause that would be triggered by the divestment of Insurance Asia.

Notes to the consolidated financial statements continued

In 2012 ING Bank issued a total of EUR 33 billion of debt with an original tenor of more than one year, compared with EUR 18 billion of long-term debt maturing in the whole of 2012, successfully covering its 2012 funding needs and prefunding its 2013 requirements. ING Bank (including subsidiaries) has EUR 21 billion of debt with an original tenor of more than one year maturing in 2013.

POLICIES

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. The main documents that serve as guidelines for capital planning are the Capital Plan (comprising the approved targets and limits for capital), the Capital Planning Policy, the Dividend Policy and the Local Capital Management Policy. For the Corporate Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

PROCESSES FOR MANAGING CAPITAL

In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group, ING Bank, and ING Insurance and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process. Following the annual budgeting process, each year a capital plan is prepared for the Group as a whole and each of its material businesses. This plan is updated on a quarterly basis and it is assessed to what extent additional management actions are required. At all times maintaining sufficient financial flexibility should be preserved to meet important financial objectives. At the foundation of the capital plan are ING’s risk appetite statements that determine target setting. These constraints are being cascaded to the different businesses in line with our risk management strategy.

Important inputs to the capital planning and management process are provided by stress testing that is performed on a regular basis. These stress tests focus on topical issues and the sensitivity of the Group’s capital position to certain risks. These analyses provide input that help to steer strategic direction. Setting policies for recovery planning and resolution are a natural extension of ING’s capital management policies and follow ING’s risk management framework seamlessly.

A key priority of Capital Management is to ensure that strong stand-alone companies are created for banking and insurance in preparation of the separation. All operating entities need to stay adequately capitalised based on local regulatory and rating agency requirements and interdependencies should be reduced to a minimum. The entities should also be able to access capital markets independently.

Notes to the consolidated financial statements continued

CAPITAL ADEQUACY ASSESSMENT

During 2012, ING Group, ING Bank and ING Insurance were adequately capitalised.

ING Group’s Capital base

	Group		Bank		Insurance
	2012	2011	2012	2011	2012	2011
Shareholders’ equity (parent)	49,511	42,452	31,823	30,156	27,299	23,475
Core Tier 1 securities	2,250	3,000
Group hybrid capital (1)	9,223	9,332	6,774	6,850	2,438	2,604
Group leverage (2)	7,100	7,917

Total capitalisation	68,083	62,701	38,597	37,006	29,737	26,079

Adjustments to equity:
Revaluation reserve debt securities	–10,516	–4,142	–1,265	213
Revaluation reserve crediting to life policyholders	5,673	3,492
Revaluation reserve cash flow hedge	–2,689	–1,970	761	822	–3,548	–2,883
Goodwill (3)	–1,431	–2,006	–1,242	–1,390	–351	–786

Revaluation reserves fixed income & other	–8,963	–4,626	–1,746	–355	–3,899	–3,669
Revaluation reserves excluded from Tier 1 (4)			–1,691	–2,043
Insurance hybrid capital (5)					476	1,726
Minority interests			959	817	217	62
Differences IFRS-IASB and IFRS-EU (6)	4,846	4,211	4,846	4,211
Deductions Tier 1			–991	–1,014

Tier 1 capital for Bank			39,975	38,622

Other qualifying capital (7)			7,142	8,502
Insurance Group Directive adjustments (8)					–3,209	–2,792
Group leverage (core debt)	–7,100	–7,917

Total capital (Adjusted Equity for Group, BIS capital for Bank and IGD capital for Insurance)	56,866	54,369	47,116	47,124	23,322	21,406

(1)

Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier 1 instruments other than preference shares are provided as hybrid capital to ING Bank or ING Insurance. Hybrid capital securities are perpetual fixed income securities with an embedded call and coupon deferral feature. All hybrids capital securities rank senior to core tier 1 securities and ordinary shares of ING Group and they are structurally subordinated to the senior debt instruments issued by ING Groep N.V. More details on terms and conditions can be found on www.ing.com, investor relations, fixed income information, ING Debt securities, Debt securities ING Groep N.V.

(2)	Investments in subsidiaries less equity (including core Tier 1 securities) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.
(3)	According to the regulatory definition.
(4)

Includes mainly EUR –1,385 million (2011: EUR –1,247 million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR 338 million (2011: EUR –355 million) for Real estate for own use and EUR 28 million (2011: EUR –441 million) for own credit risk. The Dutch banking regulator requires this deduction to be made from Tier 1 capital. This deduction is added back to Tier 2 capital.

(5)	Qualifying dated subordinated debt issued by ING Insurance at nominal value.
(6)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(7)	Consists of EUR 8,132 million (2011: EUR 9,516 million) Tier 2 capital and no Tier 3 (2011: nil), offset by EUR 991 million (2011: EUR 1,014 million) of regulatory deductions.
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

Notes to the consolidated financial statements continued

EBA capital exercise

An additional capital exercise was proposed by the EBA and agreed by the Council on 26 October 2011. This exercise required banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it required them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012, after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices. ING Bank meets the 9% Core Tier 1 ratio requirement since September 2011.

Capital position of ING Bank

	2012	2011
Shareholders’ equity (parent)	31,823	30,156
Differences IFRS-IASB and IFRS-EU (1)	4,846	4,211
Minority interests (2)	959	817
Subordinated loans qualifying as Tier 1 capital (3)	6,774	6,850
Goodwill and intangibles deductible from Tier 1 (2)	–1,242	–1,390
Deductions Tier 1 (4)	–991	–1,014
Revaluation reserve (5)	–2,195	–1,008

Available capital – Tier 1	39,975	38,622

Supplementary capital – Tier 2 (6)	8,132	9,516
Available Tier 3 funds
Deductions (3)	–991	–1,014

BIS capital	47,116	47,124

Risk-weighted assets	278,656	330,421

Core Tier 1 ratio	11.91%	9.62%
Tier 1 ratio	14.35%	11.69%
BIS ratio	16.91%	14.26%

Required capital based on Basel I floor (7)	28,767	31,107
BIS ratio based on Basel I floor (7)	13.10%	12.12%

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(2)	According to the regulatory definition.
(3)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(4)	For further details, see the table below.
(5)	Includes revaluation debt securities, revaluation reserve cash flow hedge and the revaluation reserves excluded from Tier 1 as described in ING’s Capital base table.
(6)	Includes eligible lower Tier 2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(7)	Using 80% of Basel I Risk-Weighted Assets.

Deductions Basel II

	2012	2011
– Shortfall provisions	1,335	1,445
– Tax on shortfall	–250	–300

Net shortfall provisions	1,085	1,145
Insurance entities >10%	28	24
Financial institutions >10%	868	854
Securitisation first loss	0	6

Total deductions Basel II	1,981	2,029
50% deductions Basel II	991	1,014

Notes to the consolidated financial statements continued

ING INSURANCE

The table below shows the Insurance Group Directive position which represents the consolidated regulatory Solvency I position of ING Insurance business. The Insurance companies complied with their respective local regulatory requirements.

Capital position of ING Insurance

	2012	2011
Shareholders’ equity (parent)	27,299	23,475
Hybrids issued by ING Group (1)	2,438	2,604
Hybrids issued by ING Insurance (2)	476	1,726
Required regulatory adjustments	–6,891	–6,399

IGD capital	23,322	21,406

EU required capital base	9,523	9,515

IGD Solvency I ratio (3)	245%	225%

(1)	Hybrids issued by ING Group at notional value.
(2)	Hybrids issued by ING Insurance at notional value capped at 25% of EU required capital.
(3)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.

ING Insurance continues to aim that all operating entities are adequately capitalised based on local regulatory and rating agency requirements and that on a consolidated basis, the financial leverage (hybrids, sub-debt and financial debt) of ING Insurance is appropriate relative to the capital base. The financial leverage decreased in 2012 mainly due to the divestment of the Insurance business in Malaysia.

Capital base and financial leverage of ING Insurance

	2012	2011
Shareholder’s equity (parent)	27,299	23,475
Revaluation reserve debt securities	–9,282	–4,379
Revaluation reserve crediting to life policyholders	5,673	3,492
Revaluation reserve cash flow hedge	–3,548	–2,883
Goodwill	–351	–786
Minority interests	217	62

Capital base	20,007	18,981

Group hybrid capital (1)	2,451	2,617
Insurance hybrid capital (2)	496	1,751

Total hybrids	2,947	4,368

External debt issued by ING Verzekeringen N.V.	694	2,855
External debt issued by US Holding companies	2,307	930
Other net financial debt (3)	2,767	1,686

Total financial debt	5,768	5,471

(1)	Hybrids issued by ING Group at amortised cost value consistent with IFRS carrying value.
(2)	Hybrids issued by ING Insurance at amortised cost value consistent with IFRS carrying value.
(3)

Includes net internal borrowings from the operating subsidiaries, net of cash and current tax liability at the at the holding level and current tax liabilities of the holding companies, mainly ING Verzekeringen N.V. and US Insurance Holdings.

For ING Insurance in total, the capital base for financial leverage purposes is fully based on IFRS accounting, whereas the IGD capital is corrected for some regulatory adjustments. The table below provides a reconciliation.

Reconcilation between IGD capital and Capital base

	2012	2011
IGD Capital	23,322	21,406
Hybrids issued by ING Group	–2,438	–2,604
Hybrids issued by ING Insurance	–476	–1,726
Revaluation reserve debt securities	–9,282	–4,379
Revaluation reserve crediting to life policyholders	5,673	3,493
Required regulatory adjustments	3,208	2,791

Capital base	20,007	18,981

For ING Insurance EurAsia, Available Financial Resources (AFR) continues to be important, especially as an evolving proxy for the Own Funds derivation from our internal model under Solvency II. The following table presents the reconciliation from the 2011 AFR and EC for ING Insurance EurAsia as reported in the Annual Report 2011, to the comparable basis for ING Insurance EurAsia 2012. This reflects changes in scope and methodology. For the remainder of this paragraph AFR and EC on a comparable basis to 2012 are used.

Notes to the consolidated financial statements continued

AFR and EC 2011 reconcilation

Amounts in billion of euros	AFR	EC
As reported for ING Insurance EurAsia in 2011 (1)	17.3	10.3
Difference compared to the 2011 risk paragraph	—	–0.2
Exclude ING Insurance Asia Pacific discontinued business	–6.9	–3.8

ING Insurance EurAsia excluding discontinued business	10.4	6.5
Change in models and methodology	—	–0.9

ING Insurance EurAsia 2011 excluding discontinued business, on a basis comparable to 2012	10.4	5.6

(1)	EC as reported in the Risk Management chapter of the 2011 Annual Report.

The exclusion of ING Insurance Asia Pacific entities relates to all business units in Asia Pacific, ING’s Insurance and investment management businesses and the reinsured Japan VA guarantees to ING Re (Netherlands) N.V. that have been classified as discontinued operations and that were considered in last year’s AFR and EC amounts. Reference is made to Note 26 ‘Discontinued operations’.

Economic Capital position, based on a 99.5% confidence interval

Amounts in billion of euros	2012	2011
AFR	9.6	10.4
EC	5.9	5.6
Excess AFR over EC	3.7	5.8

AFR-EC ratio	163%	186%

The AFR-EC ratio for ING Insurance EurAsia decreased in 2012 as a result of higher EC and lower AFR. EC for ING Insurance EurAsia increased in 2012 primarily due to increases in insurance and business risk, partly offset by de-risking activities in the Benelux and overall lower market valuation leading to lower EC. Credit default risk decreased due to a methodology change and was offset by a lower diversification of this risk with other risk categories. AFR for ING Insurance EurAsia decreased in 2012 mainly due to market impacts (mainly credit and illiquidity spread changes on assets and liabilities), holding company interest, offset by the proceeds received for the divestment of Insurance Malaysia and capital injections from ING Verzekeringen N.V..

For the capital adequacy assessment of ING Insurance’s US domiciled regulated insurance business, available capital is measured under US statutory accounting principles and required capital is measured under the US Regulatory Risk Based Capital (RBC) methodology as prescribed by the National Association of Insurance Commissioners (NAIC). For ING’s US domiciled regulated insurance business, the consolidated RBC ratio (available capital/required capital) is estimated to be approximately 526% at 31 December 2012. The actual US consolidated RBC ratio may be different from the estimate since the statutory results are not final until filed with the regulators. For ING Insurance’s US domiciled regulated insurance business, the RBC ratio was 488% at the end of 2011.

ING GROUP

The debt/equity ratio of ING Group as at 31 December 2012 was 11.10% (2011: 12.71%).

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all ING Insurance entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

Regulatory capital adequacy ING Group

	2012	2011
BIS capital	47,116	47,123
IGD capital	23,322	21,406
Group leverage (core debt)	–7,100	–7,917

Regulatory capital	63,339	60,612

Required capital banking operations	28,774	31,107
Required capital insurance operations	9,523	9,515

Total required capital	38,296	40,622

FICO ratio	165%	149%

Notes to the consolidated financial statements continued

Capital adequacy and ratios

Quantitative disclosures on capital measurements and ratios

	Group		Bank		Insurance
	2012	2011	2012	2011	2012	2011
Core Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			11.91%	9.62%
Regulatory minimum Tier 1 ratio			2.00%	2.00%
Target minimum Tier 1 ratio			10.00%	10.00%

Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			14.35%	11.69%
Regulatory minimum Tier 1 ratio			4.00%	4.00%
Target minimum Tier 1 ratio			10.00%	10.00%

BIS ratio (Bank)
Year-end actual BIS ratio			16.91%	14.26%
Regulatory minimum BIS ratio			8.00%	8.00%
Target minimum BIS ratio			10.00%	10.00%

Insurance Groups Directive
Year-end actual Capital coverage ratio					245%	225%
Required capital					100%	100%
Target ratio					150%	150%

Debt/Equity ratio (Group)
Debt/Equity ratio	11.10%	12.71%
Target maximum Debt/Equity ratio	15.00%	15.00%

The Tier 1 ratio and the BIS ratio are regulatory requirements. Internally ING manages on the Core Tier 1 ratio, for which the target was raised from 8.0% to 8.5% in 2011 and to 10% in 2012. The actual ratios were 9.62% at the end of 2011 and 11.91% at the end of 2012. As investor focus has shifted from BIS capital to CT1 capital, ING expects the BIS ratio to lose its meaning.

Main credit ratings of ING at 31 December 2012

	Standard & Poor’s		Moody’s		Fitch
	rating	outlook	rating	outlook	rating	outlook
ING Groep N.V.
– long-term	A	negative	A3	negative	A	stable

ING Bank N.V.
– short-term	A–1		P–1		F1+
– long-term	A+	negative	A2	negative	A+	stable
– financial strength			C–

ING Verzekeringen N.V.
– short-term	A–2		P–2		F2
– long-term	A–	negative	Baa2	developing	A–	negative

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

Notes to the consolidated financial statements continued

AUTHORISATION OF ANNUAL ACCOUNTS

Amsterdam, 18 March 2013

THE SUPERVISORY BOARD

J. van der Veer, chairman

P.A.F.W. Elverding, vice-chairman

J.P. Bahlmann

H.W. Breukink

J.H. Holsboer

S. van Keulen

P.C. Klaver

J.Ch.L. Kuiper

R.W.P. Reibestein

Y.C.M.T. van Rooy

L.A.C.P. Vandewalle

L.J. de Waal

THE EXECUTIVE BOARD

J.H.M. Hommen, CEO and chairman

P.G. Flynn, CFO

W.F. Nagel, CRO

Notes to the consolidated financial statements continued

2.3. SUPPLEMENTAL INFORMATION

The following financial information presents the balance sheets for the years ended 31 December 2012 and 2011, and the profit and loss accounts and statements of cash flows for the years ended 31 December 2012, 2011 and 2010 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

2.3.1 CONSOLIDATING BALANCE SHEET

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	9	17,657	–9	17,657
Amounts due from banks		39,053		39,053
Financial assets at fair value through profit and loss
– trading assets		114,895		114,895
– investments for risk of policyholders		98,765		98,765
– non-trading derivatives		13,951		13,951
– designated as at fair value through profit and loss		4,760		4,760
Investments
– available-for-sale		193,584		193,584
– held-to-maturity		6,545		6,545
Loans and advances to customers		556,900		556,900
Reinsurance contracts		5,290		5,290
Investments in associates	71,490	2,203	–71,490	2,203
Real estate investments		1,288		1,288
Property and equipment		2,674		2,674
Intangible assets		2,639		2,639
Deferred acquisition costs		4,549		4,549
Assets held for sale		68,472		68,472
Other assets	395	28,508		28,903

Total assets	71,894	1,161,733	–71,499	1,162,128

EQUITY
Shareholders’ equity (parent)	49,511	59,271	–59,271	49,511
Non-voting equity securities	2,250			2,250

	51,761	59,271	–59,271	51,761
Minority interests		1,081		1,081

Total equity	51,761	60,352	–59,271	52,842

LIABILITIES
Subordinated loans	9,923		–1,137	8,786
Debt securities in issue	6,837	136,599		143,436
Other borrowed funds	2,250	24,671	–10,198	16,723
Insurance and investment contracts		229,950		229,950
Amounts due to banks		38,704		38,704
Customer deposits and other funds on deposit		455,494	–491	455,003
Financial liabilities at fair value through profit and loss
– trading liabilities		83,652		83,652
– non-trading derivatives	122	18,752	–122	18,752
– designated as at fair value through profit and loss		13,399		13,399
Liabilities held for sale		69,895		69,895
Other liabilities	1,001	30,265	–280	30,986

Total liabilities	20,133	1,101,381	–12,228	1,109,286

Total equity and liabilities	71,894	1,161,733	–71,499	1,162,128

Notes to the consolidated financial statements continued

For the year ended 31 December 2011	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	–1,400	31,194	1,400	31,194
Amounts due from banks		45,323		45,323
Financial assets at fair value through profit and loss
– trading assets		123,688		123,688
– investments for risk of policyholders		116,438		116,438
– non-trading derivatives		17,159		17,159
– designated as at fair value through profit and loss		5,437		5,437
Investments
– available-for-sale		208,539		208,539
– held-to-maturity		8,868		8,868
Loans and advances to customers		596,877		596,877
Reinsurance contracts		5,870		5,870
Investments in associates	65,853	2,370	–65,853	2,370
Real estate investments		1,670		1,670
Property and equipment		2,886		2,886
Intangible assets		3,558		3,558
Deferred acquisition costs		10,204		10,204
Assets held for sale		62,483		62,483
Other assets	488	30,528		31,016

Total assets	64,941	1,273,092	–64,453	1,273,580

EQUITY
Shareholders’ equity (parent)	42,452	53,733	–53,733	42,452
Non-voting equity securities	3,000			3,000

	45,452	53,733	–53,733	45,452
Minority interests		777		777

Total equity	45,452	54,510	–53,733	46,229

LIABILITIES
Subordinated loans	10,017		–1,159	8,858
Debt securities in issue	5,500	134,361		139,861
Other borrowed funds	2,716	26,081	–9,113	19,684
Insurance and investment contracts		278,833		278,833
Amounts due to banks		72,233		72,233
Customer deposits and other funds on deposit		466,647	900	467,547
Financial liabilities at fair value through profit and loss
– trading liabilities		107,682		107,682
– non-trading derivatives	153	22,165	–153	22,165
– designated as at fair value through profit and loss		13,021		13,021
Liabilities held for sale		64,265		64,265
Other liabilities	1,103	33,294	–1,195	33,202

Total liabilities	19,489	1,218,582	–10,720	1,227,351

Total equity and liabilities	64,941	1,273,092	–64,453	1,273,580

Notes to the consolidated financial statements continued

2.3.2. CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		60,002		60,002
Interest expense banking operations		–48,119		–48,119

Interest result banking operations		11,883		11,883

Gross premium income		20,277		20,277
Investment income		7,335		7,335
Result on disposals of group companies		1,604		1,604

Gross commission income		5,116		5,116
Commission expense		–1,578		–1,578

Commission income		3,538		3,538

Valuation results on non-trading derivatives		–3,775		–3,775
Net trading income		1,202		1,202
Share of result from associates	3,463	54	–3,463	54
Other income	–273	–57		–330

Total income	3,190	42,061	–3,463	41,788

Expenses
Gross underwriting expenditure		35,711		35,711
Investment result for risk of policyholders		–11,246		–11,246
Reinsurance recoveries		–1,833		–1,833

Underwriting expenditure		22,632		22,632

Addition to loan loss provisions		2,125		2,125
Intangible amortisation and other impairments		281		281
Staff expenses		6,803		6,803
Other interest expenses		326		326
Other operating expenses		6,581		6,581

Total expenses		38,748		38,748

Result before tax from continuing operations	3,190	3,313	–3,463	3,040
Taxation	–69	647		578

Net result from continuing operations	3,259	2,666	–3,463	2,462

DISCONTINUED OPERATIONS
Net result from discontinued operations		548		548
Net result from classification as discontinued operations		–394		–394
Net result from disposal of discontinued operations		752		752

Total net result from discontinued operations		906		906

Net result from continuing and discontinued operations (before minority interests)	3,259	3,572	–3,463	3,368

Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				3,259
Minority interests				109

				3,368
Net result from continuing operations attributable to:
Equityholders of the parent				2,351
Minority interests				111

				2,462
Total net result from discontinued operations attributable to:
Equityholders of the parent				908
Minority interests				–2

				906

Notes to the consolidated financial statements continued

For the year ended 31 December 2011	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		64,649		64,649
Interest expense banking operations		–51,200		–51,200

Interest result banking operations		13,449		13,449

Gross premium income		20,279		20,279
Investment income		5,329		5,329
Result on disposals of group companies		801		801

Gross commission income		5,830		5,830
Commission expense		–1,913		–1,913

Commission income		3,917		3,917

Valuation results on non-trading derivatives		–382		–382
Net trading income		377		377
Share of result from associates	4,300	221	–4,300	221
Other income	617	701		1,318

Total income	4,917	44,692	–4,300	45,309

Expenses
Gross underwriting expenditure		27,321		27,321
Investment result for risk of policyholders		186		186
Reinsurance recoveries		–1,760		–1,760

Underwriting expenditure		25,747		25,747

Addition to loan loss provisions		1,670		1,670
Intangible amortisation and other impairments		369		369
Staff expenses		7,220		7,220
Other interest expenses		149		149
Other operating expenses		6,116		6,116

Total expenses		41,271		41,271

Result before tax from continuing operations	4,917	3,421	–4,300	4,038
Taxation	177	713		890

Net result from continuing operations	4,740	2,708	–4,300	3,148

DISCONTINUED OPERATIONS
Net result from discontinued operations		684		684
Net result from disposal of discontinued operations		995		995

Total net result from discontinued operations		1,679		1,679

Net result from continuing and discontinued operations (before minority interests)	4,740	4,387	–4,300	4,827

Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				4,740
Minority interests				87

				4,827
Net result from continuing operations attributable to:
Equityholders of the parent				3,067
Minority interests				81

				3,148
Total net result from discontinued operations attributable to:
Equityholders of the parent				1,673
Minority interests				6

				1,679

Notes to the consolidated financial statements continued

For the year ended 31 December 2010	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		68,334		68,334
Interest expense banking operations		–55,011		–55,011

Interest result banking operations		13,323		13,323

Gross premium income		21,279		21,279
Investment income		5,887		5,887
Result on disposals of group companies		310		310

Gross commission income		5,682		5,682
Commission expense		–1,664		–1,664

Commission income		4,018		4,018

Valuation results on non-trading derivatives		–1,835		–1,835
Net trading income		955		955
Share of result from associates	2,561	313	–2,561	313
Other income	–263	851		588

Total income	2,298	45,101	–2,561	44,838

Expenses
Gross underwriting expenditure		37,419		37,419
Investment result for risk of policyholders		–10,120		–10,120
Reinsurance recoveries		–1,620		–1,620

Underwriting expenditure		25,679		25,679

Addition to loan loss provisions		1,751		1,751
Intangible amortisation and other impairments		1,060		1,060
Staff expenses		7,355		7,355
Other interest expenses		183		183
Other operating expenses		5,757		5,757

Total expenses		41,785		41,785

Result before tax from continuing operations	2,298	3,316	–2,561	3,053
Taxation	–69	1,063		994

Net result from continuing operations	2,367	2,253	–2,561	2,059

DISCONTINUED OPERATIONS
Net result from discontinued operations		414		414

Total net result from discontinued operations		414		414

Net result from continuing and discontinued operations (before minority interests)	2,367	2,667	–2,561	2,473

Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				2,367
Minority interests				106

				2,473
Net result from continuing operations attributable to:
Equityholders of the parent				1,962
Minority interests				97

				2,059
Total net result from discontinued operations attributable to:
Equityholders of the parent				405
Minority interests				9

				414

Notes to the consolidated financial statements continued

2.3.3. CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	3,190	4,427	–3,463	4,154
Adjusted for:
– depreciation		777		777
– deferred acquisition costs and value of business acquired		–484		–484
– increase in provisions for insurance and investment contracts		–3,174		–3,174
– addition to loan loss provisions		2,125		2,125
– other	15	5,232		5,247
Taxation paid	220	–965		–745
Changes in:
– amounts due from banks, not available on demand		5,272		5,272
– trading assets		7,367		7,367
– non-trading derivatives	–2	–1,777		–1,779
– other financial assets at fair value through profit and loss		–2,417		–2,417
– loans and advances to customers	–1,189	1,387	1,189	1,387
– other assets	999	–598	–997	–596
– amounts due to banks, not payable on demand		–26,459		–26,459
– customer deposits and other funds on deposit		27,718		27,718
– trading liabilities		–24,031		–24,031
– other financial liabilities at fair value through profit and loss		–1,376		–1,376
– other liabilities	–4,276	–1,942	3,972	–2,246

Net cash flow from operating activities	–1,043	–8,918	701	–9,260

Investments and advances:
– associates		–26		–26
– available-for-sale investments		–143,681		–143,681
– real estate investments		–60		–60
– property and equipment		–423		–423
– investments for risk of policyholders		–67,986		–67,986
– other investments		–369		–369
Disposals and redemptions:
– group companies		–6,536		–6,536
– associates		92		92
– available-for-sale investments		137,418		137,418
– held-to-maturity investments		2,308		2,308
– real estate investments		290		290
– property and equipment		71		71
– investments for risk of policyholders		72,201		72,201
– loan portfolio		7,268		7,268
– other investments		9		9

Net cash flow from investing activities		576		576

Repayments of subordinated loans	–10			–10
Proceeds from borrowed funds and debt securities	3,417	330,825	–1,750	332,492
Repayments of borrowed funds and debt securities	–2,102	–332,813	1,750	–333,165
Repayment of non-voting equity securities	–750			–750
Repurchase premium	–375			–375
Payments to acquire treasury shares		–17		–17
Sales of treasury shares	147	13		160
Dividends paid	2,125	–2,125

Net cash flow from financing activities	2,452	–4,117		–1,665

Net cash flow	1,409	–12,459	701	–10,349

Cash and cash equivalents at beginning of year	–1,400	35,680		34,280
Effect of exchange rate changes on cash and cash equivalents		219		219

Cash and cash equivalents at end of year	9	23,440	701	24,150

Notes to the consolidated financial statements continued

For the year ended 31 December 2011	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	4,917	4,967	–4,018	5,866
Adjusted for:
– depreciation		1,514		1,514
– deferred acquisition costs and value of business acquired		277		277
– increase in provisions for insurance and investment contracts		4,239		4,239
– addition to loan loss provisions		1,670		1,670
– other	–119	–1,378		–1,497
Taxation paid	–80	–1,273		–1,353
Changes in:
– amounts due from banks, not available on demand		7,188		7,188
– trading assets		1,754		1,754
– non-trading derivatives	9	1,988	–9	1,988
– other financial assets at fair value through profit and loss		474		474
– loans and advances to customers	563	–23,703	–563	–23,703
– other assets	–1,171	46	1,066	–59
– amounts due to banks, not payable on demand		–6,731		–6,731
– customer deposits and other funds on deposit		27,019		27,019
– trading liabilities		–369		–369
– other financial liabilities at fair value through profit and loss		–207		–207
– other liabilities	–4,385	–3,518	3,972	–3,931

Net cash flow from operating activities	–266	13,957	448	14,139

Investments and advances:
– group companies	3,000		–3,000
– associates		–140		–140
– available-for-sale investments		–223,544		–223,544
– real estate investments		–32		–32
– property and equipment		–499		–499
– assets subject to operating leases		–1,188		–1,188
– investments for risk of policyholders		–57,130		–57,130
– other investments		–340		–340
Disposals and redemptions:
– group companies		4,120		4,120
– associates		383		383
– available-for-sale investments		219,442		219,442
– held-to-maturity investments		2,370		2,370
– real estate investments		118		118
– property and equipment		67		67
– assets subject to operating leases		43		43
– investments for risk of policyholders		61,898		61,898
– loan portfolio		927		927
– other investments		9		9

Net cash flow from investing activities	3,000	6,504	–3,000	6,504

Repayments of subordinated loans	–2,356			–2,356
Proceeds from borrowed funds and debt securities	3,859	427,272	–2,750	428,381
Repayments of borrowed funds and debt securities	–2,750	–428,247	1,000	–429,997
Repayment of non-voting equity securities	–2,000			–2,000
Repurchase premium	–1,000			–1,000
Sales of treasury shares	41			41
Dividends paid		–3,000	3,000

Net cash flow from financing activities	–4,206	–3,975	1,250	–6,931

Net cash flow	–1,472	16,486	–1,302	13,712

Cash and cash equivalents at beginning of year	72	20,768	–72	20,768
Effect of exchange rate changes on cash and cash equivalents		–200		–200

Cash and cash equivalents at end of year	–1,400	37,054	–1,374	34,280

Notes to the consolidated financial statements continued

For the year ended 31 December 2010	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	2,427	–2,078	3,252	3,601
Adjusted for:
– depreciation		1,723		1,723
– deferred acquisition costs and value of business acquired		1,159		1,159
– increase in provisions for insurance and investment contracts		4,278		4,278
– addition to loan loss provisions		1,751		1,751
– other	–47	3,122		3,075
Taxation paid	140	–643		–503
Changes in:
– amounts due from banks, not available on demand		–4,333		–4,333
– trading assets		–14,782		–14,782
– non-trading derivatives	110	–1,590	–110	–1,590
– other financial assets at fair value through profit and loss		832		832
– loans and advances to customers	1,504	–16,331	–1,504	–16,331
– other assets	35	1,968		2,003
– amounts due to banks, not payable on demand		–9,831		–9,831
– customer deposits and other funds on deposit		21,202		21,202
– trading liabilities		9,804		9,804
– other financial liabilities at fair value through profit and loss		1		1
– other liabilities	–2,964	–811	–3,031	–6,806

Net cash flow from operating activities	1,205	–4,559	–1,393	–4,747

Investments and advances:
– group companies	–1,300	1,500	–200
– associates		–165		–165
– available-for-sale investments		–163,038		–163,038
– held-to-maturity investments		–141		–141
– real estate investments		–73		–73
– property and equipment		–527		–527
– assets subject to operating leases		–1,284		–1,284
– investments for risk of policyholders		–52,370		–52,370
– other investments		–372		–372
Disposals and redemptions:
– group companies		1,757		1,757
– associates		232		232
– available-for-sale investments		154,640		154,640
– held-to-maturity investments		2,620		2,620
– real estate investments		295		295
– property and equipment		96		96
– assets subject to operating leases		53		53
– investments for risk of policyholders		54,817		54,817
– loan portfolio		105		105
– other investments		6		6

Net cash flow from investing activities	–1,300	–1,849	–200	–3,349

Repayments of borrowed funds and debt securities		412,804		412,804
Repayment of non-voting equity securities		–406,624	1,504	–405,120
Repurchase premium		–136		–136
Sales of treasury shares	–16	108		92
Dividends paid		–200	200

Net cash flow from financing activities	–16	5,952	1,704	7,640

Net cash flow	–111	–456	111	–456

Cash and cash equivalents at beginning of year	183	20,959	–183	20,959
Effect of exchange rate changes on cash and cash equivalents		265		265

Cash and cash equivalents at end of year	72	20,768	–72	20,768

Notes to the consolidated financial statements continued

2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION

Investments in wholly owned subsidiaries

Investments in wholly owned subsidiaries

	Ownership (%)	Balance sheet value	Ownership (%)	Balance sheet value
		2012		2011
ING Bank N.V.	100	31,813	100	30,134
ING Insurance Topholding N.V.	100	27,281	100	23,465
Other		177		139

		59,271		53,738

Other includes certain intercompany eliminations between ING Bank N.V. and ING Insurance Topholding N.V.

Investments in wholly owned subsidiaries

	2012	2011
Opening balance	53,738	51,409
Revaluations	4,190	1,022
Result of group companies	3,463	4,311
Dividend	–2,125	–3,000

	59,266	53,742

Changes in ING Groep N.V. shares held by group companies	5	–4

Closing balance	59,271	53,738

Receivables from group companies	12,228	10,716

Total	71,499	64,454

Subordinated loans

Subordinated loans

			Balance sheet value
Interest rate	Year of issue	Due date	2012	2011
9.000%	2008	Perpetual	10	10
8.500%	2008	Perpetual	1,508	1,527
8.000%	2008	Perpetual	1,502	1,500
7.375%	2007	Perpetual	1,137	1,176
6.375%	2007	Perpetual	792	804
5.140%	2006	Perpetual	81	79
5.775%	2005	Perpetual	288	292
6.125%	2005	Perpetual	529	533
4.176%	2005	Perpetual	168	168
Variable	2004	Perpetual	558	527
6.200%	2003	Perpetual	369	376
Variable	2003	Perpetual	427	424
7.200%	2002	Perpetual	820	839
7.050%	2002	Perpetual	597	603
Variable	2000	31 December 2030	1,137	1,159

			9,923	10,017

EUR 6,748 million (2011: EUR 6,593 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

EUR 2,424 million (2011: EUR 2,658 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

Notes to the consolidated financial statements continued

Other liabilities

Debenture loans

			Balance sheet value
Interest rate	Year of issue	Due date	2012	2011
Variable	2012	18 September 2013	726
4.000%	2012	18 September 2013	585
4.125%	2011	23 March 2015	666	653
5.625%	2008	3 September 2013	1,033	1,053
4.699%	2007	1 June 2035	118	117
4.750%	2007	31 May 2017	1,964	1,932
Variable	2006	11 April 2016	998	998
4.125%	2006	11 April 2016	747	747

			6,837	5,500

The number of debentures held by group companies as at 31 December 2012 is 57,860 with a balance sheet value of EUR 8 million (2011: 369,160 with a balance sheet value of EUR 35 million).

Amounts owed to group companies by remaining term

	2012	2011
Within 1 year	2,250	2,216
More than 1 year but less than 5 years		500

	2,250	2,716

Derivatives from group companies by remaining term

	2012	2011
Within 1 year	1	28
More than 1 year but less than 5 years	121	125

	122	153

Financial glossary

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

BASEL III

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation and liquidity requirements, which will supersede Basel II. We expect these requirements to start to apply as of 1 January 2014 in Europe, with the full requirements being effective as of 1 January 2018.

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

Financial glossary continued

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

CORE TIER-1 CAPITAL

Tier-1 capital excluding hybrid capital.

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

Financial glossary continued

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

FIRST CALL DATE

Perpetual subordinated loans have no set maturity. The first call date is the date on which ING has the option to repay and cancel the particular subordinated loan.

FORBEARANCE ACTIVITIES

Activities that are employed in order to maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest and/or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures and other modifications.

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

GROSS PREMIUMS WRITTEN

Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Financial glossary continued

HELD FOR SALE

A business or group of assets for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. When a business or a group of assets are to be sold together in a single transaction, and the sale is considered to be highly probable, these are classified separately in the balance sheet as Assets held for sale. A sale is highly probable when management is demonstrably committed to the sale, which is expected to occur within one year from the date of classification as held for sale. Liabilities directly associated with those assets, and that are included in the transaction are included in the balance sheet as ‘liabilities held for sale’.

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

Financial glossary continued

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

NON-VOTING EQUITY SECURITIES

Core Tier 1 securities issued to the Dutch State in November 2008 for a total consideration of EUR 10 billion. In December 2009 EUR 5 billion, in May 2011 EUR 2 billion and in November 2012 EUR 750 million was paid back to the Dutch State. This capital injection qualifies as core Tier 1 capital for regulatory purposes.

NOTIONAL AMOUNTS

Represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.

OPERATING LEASE

A lease other than a finance lease.

OPERATING RESULT

Operating result is a measure to analyse the Insurance Underlying result. It is the underlying result before tax excluding realised gains/ losses and impairments on debt and equity securities, revaluations and market and other impacts.

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

Financial glossary continued

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

Financial glossary continued

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

SOLVENCY II

The fundamental reform of European insurance solvency and risk governance legislation.

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

TIER-1 CAPITAL

Tier-1 capital comprises paid up share capital, reserves excluding revaluation reserves, retained earnings, minority interests and hybrid capital. Where a reference is made to Basel III, we follow the definition of the Basel Committee on Banking Supervision, which means that revaluation reserves are included, but goodwill, intangibles, defined benefit pension fund assets and part of the deferred tax assets and minority interests are excluded.

TIER-1 RATIO

Reflecting the Tier 1 capital of ING Bank as a percentage of its total risk weighted assets. The minimum set by the Dutch central bank is 4%.

TIER-2 CAPITAL

Tier-2 capital, or supplementary capital, consists of mainly subordinated debt meeting the conditions set by the Basel Commission and is a constituent of ING Bank’s capital base. The Basel III accord sets tighter conditions which ING Bank’s current Tier-2 capital instruments do not meet. However these instruments will be grandfathered under the Basel III accord in descending degree over the years 2013-2022.

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

UNDERLYING RESULT

Underlying result is a measure to evaluate the result of the segments. It is derived from the result in accordance with IFRS-EU by excluding the impact of divestments, discontinued operations and special items.

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

Schedule I – Summary of investments other than investments in related parties amounts in millions of euros, unless stated otherwise

Type of investment	Cost	Fair value	Amount at which shown in balance sheet
DEBT SECURITIES
Debt securities held to maturity	6,545	6,626	6,545
Debentures/available-for-sale:
– Dutch governments	13,819	15,118	15,118
– foreign governments	75,586	82,308	82,308
– public utilities	7,994	9,013	9,013
– asset-backed securities	12,641	12,989	16,351
– all other corporate bonds	62,466	66,449	66,449

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
– public utilities	1	1	1
– banks, trusts and insurance companies	1,592	3,031	3,031
– industrial and all other	3,378	4,284	4,284
Preference shares	337	390	390

Total investments	184,359	200,209	203,490

Schedule III – Supplementary insurance information

amounts in millions of euros, unless stated otherwise

Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy and claims	Premium revenue	Net investment income (including other income and other expenses) allocated to underwriting accounts	Benefits, claims, losses and settlement expenses	Amortisation of DPAC (1)	Other operating expenses	Premiums written
2012
Life	4,513	213,980		7,236	16,902	5,622	18,914	1,051	3,866	16,902
Non-Life	36	3,179	265		1,715	319	1,180	15	786	1,694

Total	4,549	217,159	265	7,236	18,617	5,941	20,094	1,066	4,652	18,596

2011
Life	10,165	263,930		5,623	16,920	7,994	21,460	1,689	4,259	16,920
Non-Life	39	3,113	297		1,683	314	1,054	13	721	1,656

Total	10,204	267,043	297	5,623	18,603	8,308	22,514	1,702	4,980	18,576

(1)	DPAC: Deferred policy acquisition costs

Schedule IV – Reinsurance

amounts in millions of euros, unless stated otherwise

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2012 Premiums
– Life	17,530	1,642	1,014	16,902	6.0%
– Non-Life	1,709	40	24	1,693	1.4%

Total	19,239	1,682	1,038	18,595	5.6%

Life insurance in Force	830,161	130,915	8,275	707,521	1.2%

2011 Premiums
– Life	17,553	1,664	1,031	16,920	6.1%
– Non-Life	1,672	39	23	1,656	1.4%

Total	19,225	1,703	1,054	18,576	5.7%

Life insurance in Force	1,188,592	233,778	11,547	966,361	1.2%

2010 Premiums
– Life	18,403	1,821	1,163	17,745	6.6%
– Non-Life	1,690	61	23	1,652	1.4%

Total	20,093	1,882	1,186	19,397	6.1%

Life insurance in Force	1,210,461	274,082	14,981	951,360	1.6%

Schedule VI – Supplemental information concerning non-life insurance operations amounts in millions of euros, unless stated otherwise

Affiliation with the registrant	Deferred policy acquisition costs	Reserves for unpaid claims & claims adjusted expenses	Discount if any deducted in column C	Unearned premiums	Earned premiums	Net investment income (including other income and other expenses) allocated to non-life operations	Claims and claims adjustment expenses incurrent related to accident years		Amortisation of DPAC (1)	Paid claims & claims adjusted expenses	Premiums written
							Current	Prior
2012
Consolidated Non-Life entities	36	3,179	278	265	1,715	319	1,213	6	15	1,180	1,694

2011
Consolidated Non-Life entities	39	3,113	246	297	1,683	314	1,166	–31	13	1,064	1,694

(1)	DPAC: Deferred policy acquisition costs