Form 20-F
period 2013-12-31
ING GROEP NV
filed 2014-03-21
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14642

ING GROEP N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organisation)

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

Ordinary Shares, nominal value EUR 0.24 per Ordinary Share	3,840,893,539
Bearer Depositary receipts in respect of Ordinary Shares	3,840,344,224

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes☑ ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes☐ ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☑ ☐No

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes☐  ☐No

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

PRESENTATION OF INFORMATION

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.‘s primary insurance and banking subsidiaries are NN Group N.V. (formerly ING Verzekeringen N.V. together with its consolidated subsidiaries, “NN Group”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively. References to “Executive Board” or “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V.

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.3763, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 3 March 2014.

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

The published 2013 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.

IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. This information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.

IFRS-EU also differs from IFRS-IASB with regard to the effective date of IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IFRS 12 ‘Disclosure of interests in Other Entities’; these standards are effective under IFRS-EU as of 1 January 2014, whereas they have been effective under IFRS-IASB as of 1 January 2013. The implementation of IFRS 10, 11 and 12 does not impact Total equity and Net result. Reference is made to Note 2.1 to the consolidated financial statements. The transition guidance for the adoption of IFRS 10, IFRS 11 and IFRS 12 provides a relief from full retrospective application whereby an entity need only make a retrospective adjustment for the annual period immediately preceding the date of initial application of these standards. Therefore, all information for 2011 is not adjusted for IFRS 10, IFRS 11 and IFRS 12 and is prepared on the same basis as in prior years.

Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB is included in Note 2.1 to the consolidated financial statements.

The revised IAS 19 for ‘Employee Benefits’ came into effect on 1 January 2013. The most significant change relates to the accounting for defined benefit pension obligations and the corresponding plan assets, requiring unrealised actuarial gains and losses to be reflected immediately in equity. The deferral of actuarial gains and losses through the ‘corridor’ approach, which was applied under the previous version of IAS 19 until the end of 2012, is no longer allowed. The net impact on ING Group’s shareholders’ equity as at 1 January 2013 was EUR -2.6 billion. The changes in IAS 19 are implemented retrospectively; as a result comparative figures for the previous periods have been restated. Reference is made to Note 2.1 to the consolidated financial statements.

ING’s Insurance and investment management businesses in the U.S., Latin America and Asia (excluding Japan) are classified as discontinued operations (for more information, see “Item 4. Information on the Company — Changes in the Composition of the Group”). The results of the discontinued operations for the year and for comparative years are presented separately from continuing operations in the profit and loss account.

IFRS 9 ‘Financial Instruments’ was originally issued in November 2009, reissued in October 2010, and then amended in November 2013. Further amendments are expected to be finalised in 2014. The current version of IFRS 9 does not include a mandatory effective date. An effective date will be added when all phases of the project are complete and a final version of IFRS 9 is issued. The mandatory effective date of IFRS 9 will be no earlier than 2017. Implementation of IFRS 9, if and when completed, may have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

For Subsequent events reference is made to Note 60 of Note 2.1 to the consolidated financial statements.

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

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	consequences of a potential (partial) break-up of the euro

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor, customer and policyholder behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	ING’s ability to achieve projected operational synergies, and

•	the other risks and uncertainties detailed in “Item 3. Key Information — Risk Factors” in ING’s Annual Report on Form 20-F for the year ended 31 December 2013.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See “Item 3. Key Information — Risk Factors” and “Item 5. Operating and financial review and prospects — Factors Affecting Results of Operations”.

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

	Year ended 31 December,
	2013	2013	2012(7)	2011(4)(7)(8)	2010(4)(7)(8)	2009(4)(7)(8)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data

Continuing operations

Income from banking operations:
Interest income	72,263	52,505	61,297	66,181	69,687	79,850
Interest expense	56,039	40,717	49,329	52,724	56,271	67,475

Net interest result	16,224	11,788	11,968	13,457	13,417	12,375
Commission income	3,082	2,239	2,133	2,496	2,633	2,660
Investment and Other income	4,231	3,074	1,145	573	1,090	-3,546

Total income from banking operations	23,536	17,101	15,246	16,526	17,139	11,489

Income from insurance operations:
Premium income	13,116	9,530	10,706	11,292	11,017	16,441
Commission income	862	626	550	637	596	673
Investment and Other income	1,349	980	1,690	4,661	4,287	2,737

Total income from insurance operations	15,327	11,136	12,946	16,590	15,900	19,852

Total income (2)	38,684	28,107	28,044	32,764	32,703	31,005

Total expenditure from banking operations	15,284	11,105	11,756	11,892	11,916	13,154
Total expenditure from insurance operations	15,441	11,219	13,218	16,146	15,304	19,976

Total expenditure (2)(3)	30,456	22,194	24,826	27,688	26,884	32,794

Result before tax from banking operations	8,252	5,996	3,491	4,634	5,223	-1,665
Result before tax from insurance operations	-114	-83	-272	443	596	-124

Result before tax continuing operations	8,138	5,913	3,218	5,076	5,819	-1,789
Taxation	2,029	1,474	780	1,050	1,296	-749

Net result from continuing operations	6,107	4,439	2,438	4,026	4,523	-1,040
Net result from discontinued operations	322	234	1,191	810	-2,067	-766
Minority interests	132	96	103	82	96	-126

Net result from continuing and discontinued operations	6,299	4,577	3,526	4,754	2,360	-1,680

Addition to shareholders’ equity	6,299	4,577	3,526	4,754	2,360	-1,939
Coupon payable on non-voting equity securities (5)						259
Net result attributable to equity holders of the Company						-935
Basic earnings per share (6)	1.46	1.06	0.76	0.85	0.51	-0.85
Diluted earnings per share (6)	1.46	1.06	0.76	0.85	0.51	-0.85
Dividend per Ordinary Share (6)		—	—	—	—	—
Number of Ordinary Shares outstanding (in millions)	3,836.9	3,836.9	3,801.4	3,782.3	3,780.3	3,784.5

	Year ended 31 December,
	2013	2013	2012(7)	2011(4)(7)(8)	2010(4)(7)(8)	2009(4)(7)(8)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,481.7	1,076.6	1,157.9	1,274.2	1,239.3	1,156.9
Investments:
Banking	110.1	80.0	80.8	83.8	110.9	105.5
Insurance	84.0	61.0	119.3	133.6	123.3	106.6

Total	194.1	141.0	200.1	217.4	234.2	212.1
Loans and advances to customers	725.3	527.0	556.9	596.9	608.9	575.3
Insurance and investment contracts:
Life	145.3	105.6	213.8	262.1	255.5	226.2
Non-life	5.0	3.6	3.5	3.5	3.6	3.5
Investment contracts	3.3	2.4	12.6	13.2	12.0	11.3

Total	153.6	111.6	230.0	278.8	271.1	241.0
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	398.9	289.8	277.8	291.5	324.6	304.1
Other deposits and bank funds	253.9	184.5	177.2	176.0	186.8	165.4

Total	652.8	474.3	455.0	467.5	511.4	469.5
Amounts due to banks	37.6	27.3	38.7	72.2	72.9	84.2
Shareholders’ equity	58.4	42.4	46.9	42.8	39.6	32.6
Non-voting equity securities	2.1	1.5	2.3	3.0	5.0	5.0
Shareholders’ equity per Ordinary Share (6)	15.22	11.06	12.35	11.31	10.48	8.61
Share capital in number of shares (in millions)	3,840.9	3,840.9	3,831.6	3,831.6	3,831.6	3,831.6

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.3763 to EUR 1.00, the noon buying rate in New York City on 3 March 2014 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1 to the consolidated financial statements.
(3)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
(4)	The results of Insurance ING. U.S, Insurance/IM Asia (excluding Japan) and Insurance Latin America have been transferred to “ Result from discontinued operations”. The figures of this period have been restated to reflect the transfer of Life Japan and the Japanese Closed Block VA guarantees from discontinued to continuing operations of NN Group. For details on Discontinued operations, see Note 36 of Note 2.1 to the consolidated financial statements.
(5)	For details of the agreements with the Dutch State, see Note 58 of Note 2.1 to the consolidated financial statements.
(6)	Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary Shares outstanding and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding at the end of the respective periods. For purposes of this calculation, ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The rights issue, which was finalised on15 December 2009, has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS-IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares, see Note 37 of Note 2.1 to the consolidated financial statements. The effect of dilutive securities is adjusted as well.
(7)	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013, see Note 2.1 to the consolidated financial statements.
(8)	Periods prior to 2012 are not restated for IFRS 10/11/12.

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

	U.S. dollars per euro
Calendar Period	Period End(1)	Average Rate(2)	High	Low
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.
(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2013	1.3537	1.3120
October 2013	1.3810	1.3490
November 2013	1.3606	1.3357
December 2013	1.3816	1.3552
January 2014	1.3682	1.3500
February 2014	1.3806	1.3507

The Noon Buying Rate for euros on 31 December 2013 was EUR 1.00 = U.S. $ 1.3779 and the Noon Buying Rate for euros on 3 March 2014 was EUR 1.00 = U.S. $ 1.3763.

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

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking and insurance products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels, we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also ‘— Interest rate volatility and other interest rate changes may adversely affect our profitability’, ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’, and ‘— Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending’ below.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

-	changes in the treatment of deferred acquisition costs (‘DAC’);

-	reserve inadequacies, which could ultimately be realised through profit and loss and shareholders’ equity;

-	the write-down of tax assets impacting net results and or equity;

-	impairment expenses related to goodwill and other intangible assets, impacting net results;

-	movements in risk weighted assets for the determination of required capital;

-	changes in credit valuation adjustments and debt valuation adjustments; and/or

-	additional costs related to maintenance of higher liquidity buffers.

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. See ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’ below.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of liquidity, credit and capital.

The capital and credit markets have continued to experience substantial volatility and disruption over the past few years, after having reached unprecedented levels in the second half of 2008 through most of 2010. Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support and/or grow our businesses.

We need liquidity to pay our operating expenses, insurance claims, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding are deposit funds, insurance premiums, annuity considerations and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of funding in normal markets may also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, subordinated debt securities, capital securities and stockholders’ equity.

In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favourable terms, or at all. Any actions we might take to access financing may, in turn, cause rating agencies to re-evaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets, including in relation to the ongoing European sovereign debt crisis, may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counterbalance the consequences of losses or increased regulatory capital and rating agency capital requirements. This could force us to (i) delay raising capital, (ii) reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows, regulatory capital and rating agency capital position could be materially adversely affected by disruptions in the financial markets.

In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases, governments nationalised companies or parts thereof. The measures adopted in the Netherlands include both emergency funding and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on 10 October 2009, and the Credit Guarantee Scheme of the Netherlands expired on 31 December 2010. Our participation in certain of these measures has resulted in certain material restrictions on us, including those required by the European Commission (‘EC’) as part of our Restructuring Plan. See ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’. The Restructuring Plan, as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.

We are subject to the jurisdiction of a variety of banking and insurance regulatory bodies, some of which have proposed regulatory changes in recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘— We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity, resulting in inefficiencies in the cost of managing our liquidity, and hinder our efforts to integrate our balance sheet, which is an essential element of our Restructuring Plan.

The default of a major market participant could disrupt the markets.

Within the financial services industry, the severe distress or default of any one institution (including sovereigns) could lead to defaults by, or the severe distress of, other market participants. Such distress of, or default by, an influential financial institution could disrupt securities markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a sovereign or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

We may incur losses as a result of unforeseen and/or catastrophic events, which are inherently unpredictable, and the actual claim amount in our life and non-life insurance and reinsurance businesses may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net results and have an adverse effect on our financial condition and results of operations.

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics that may be more severe or difficult to predict as a result of variable climate conditions, as well as man-made disasters and core infrastructure failures such as acts of terrorism, military actions, power grid and telephone/Internet infrastructure failures and political and social unrest. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and cannot always be adequately reserved for. The occurrence of such events could create economic and financial disruptions and lead to operational difficulties that could impair our ability to manage our business and may adversely affect our assets under management (‘AUM’), results of operations and financial condition. Claims resulting from catastrophic events could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, we are subject to actuarial and underwriting risks such as mortality, longevity, morbidity, and adverse claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modelling of natural catastrophes is performed and risk mitigation measures are taken. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, there can be no assurance that our actual claim amount will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our financial condition and net results may be adversely affected.

There can be no assurance that our business continuation and crisis management plan or insurance coverage would be effective in mitigating any negative effects on operations or profitability in the event of a disaster, nor can we provide assurance that the business continuation and crisis management plans of the independent distributors and outside vendors on whom we rely for certain services and products would be effective in mitigating any negative effects on the provision of such services and products in the event of a disaster.

See below under ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment — Operational risks, such as systems disruptions or failures, breaches of security, cyberattacks, human error, changes in operational practices or inadequate controls may adversely impact our business and reputation’ for more information on other operations risks we face.

We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability.

We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, remuneration policies and our own internal governance practices. Also, regulators and other supervisory authorities in the European Union (‘EU’), the United States (‘U.S.’) and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.

In light of current conditions in the global financial markets and the global economy, regulators around the world have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently in the implementation phase of, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, the United Kingdom, the U.S. and elsewhere have implemented, or are in the process of implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including, among others, in the areas of prudential rules, liquidity and capital requirements, executive compensation, crisis and contingency management, bank levies and financial reporting. Additionally, governmental and regulatory authorities in the Netherlands as well as in a multitude of jurisdictions where we conduct our business continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions).

Furthermore, we are subject to different tax regulations in each of the jurisdictions where we conduct business. Changes in tax laws could increase our taxes and our effective tax rates. Legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results of operations and financial condition. One such change relates to the current debate in the U.S. over corporate tax reform for multinational corporations and corporate tax rates. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results.

Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business. We expect the scope and extent of regulation in the jurisdictions in which we conduct our business, as well as regulatory oversight and supervision, to generally continue to increase. However, we cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. Regulation is becoming increasingly more extensive and complex and the industries in which we operate are increasingly coming under the scrutiny of regulators, and affected companies, including ING, are required to meet the demands, which often necessitate additional resources. These regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on businesses in which we can operate or invest.

Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development, or where regulations may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, any of these matters appropriately, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties. See ‘Item 4. Information on the Company — Important Developments in Regulation and Supervision’ and ‘Item 4. Information on the Company — Regulation and Supervision’.

Basel III

In December 2010, the Basel Committee on Banking Supervision (‘Basel Committee’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The Basel Committee’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012, and full implementation is targeted for 2019. ING Bank was designated by the Basel Committee and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, in 2011, 2012 and 2013, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI in November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. It remains to be seen whether further amendments to the 2010 framework and standards will be made by the Basel Committee in the coming years.

For European banks, the Basel III requirements will be implemented through the so-called Capital Requirements Regulation and Capital Requirements Directive IV (‘CRD IV Regulation’ and ‘CRD IV Directive’, respectively), which were adopted by the EC in June 2013 following approval by the European Parliament in April 2013. The CRD IV Regulation entered into force on 28 June 2013 and the CRD IV Directive on 17 July 2013, and all banks and investment firms in the EU (as opposed to the scope of the Basel III requirements, which apply to ‘internationally active banks’) are required to apply the new rules from 1 January 2014 in phases, with full implementation by 1 January 2019. While the full impact of these rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, will depend on how the CRD IV Directive will be transposed into national laws in each Member State, including the extent to which national regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and they may require the Group to seek additional capital. Further, the International Accounting Standards Board (‘IASB’) has issued and proposed certain amendments to several IFRS standards during the course of 2012 and 2013, which changes include a package of amendments to the accounting requirements for financial instruments announced in November 2013, introducing a new hedge accounting model and allowing changes to address the so-called ‘own credit’ issue that were already included in IFRS 9 Financial Instruments that would replace IAS 39, the accounting standard heavily criticized in the wake of the financial crisis. Such changes could also have a material impact on our reported results and financial condition, as well as on how we manage our business, internal controls and disclosure.

Solvency II

The European Council has agreed upon a full scale revision of the solvency framework and prudential regime applicable to insurance and reinsurance companies, known as ‘Solvency II’, which was adopted on 25 November 2009 (Directive 2009/138/EC). A key aspect of Solvency II is the closer alignment of the assessment of risks and capital requirements with economic capital methodologies. Under the Solvency II regime, insurance companies may be permitted to make use of an internal economic capital model as a basis for calculation of their capital needs and solvency position (in the Netherlands, such a model (including ING’s model) has to be approved by the DNB).

The final text of the Level I Framework Directive includes rules regarding, among other things, own funds, capital requirements, investments and group supervision. Following adoption of this Level I Framework Directive, the EC and European Insurance and Occupational Pensions Authority (‘EIOPA’), formerly CEIOPS, have initiated the development of detailed rules following the Lamfalussy process. Under this process, Directives related to financial institutions are developed on the basis of a four-level approach intended to complement the principles of the Level I Framework Directive. Level 2 measures will be issued by the EC (delegated acts and/or implementing technical standards proposed by EIOPA), and Level 3 guidance will be issued by EIOPA.

Solvency II, if implemented, will effect a full revision of the insurance industry’s solvency framework and prudential regime and will impose group-level supervision mechanisms. On 14 November 2013, the EC announced that an agreement had been reached between the European Parliament, the EC and the European Council on the ‘Omnibus II Directive’, which, once adopted, will amend certain aspects of the original Solvency II Directive. Notably, the proposal for the Omnibus II Directive contains important provisions that would allow the insurance industry to continue offering long-term guaranteed products (typically life insurance policies being paid out in a lump sum when the policyholder reaches a certain age or in the form of annuities) and ensure that insurance companies in general and life assurance companies in particular can match these long-term liabilities with investments in long-term assets, such as infrastructure projects. The European Parliament and the EC further agreed that the new rules of Solvency II (including the amendments introduced by the Omnibus II Directive) should apply as of 1 January 2016. In addition, the EC is continuing to develop the detailed rules that will complement the high-level principles of the Solvency II Directive, referred to as ‘implementing measures’. The implementing measures are not currently expected to be finalised until the Omnibus II Directive has entered into force. There continues to be uncertainty regarding the timeline and final outcome of this process, and we are unable to predict precisely how the regulations resulting from such initiatives and proposals could affect the insurance industry generally or our results of operations, financial condition and liquidity in particular. Significant efforts towards establishing a more cohesive and streamlined European supervisory framework, including the establishment of the European Systemic Risk Board and the EIOPA, may also affect the Group’s operations.

Theoretical Solvency Criterion regulation in the Netherlands (also known as Solvency 1.5)

In anticipation of the more risk-based approach under Solvency II, the Dutch legislator has, inter alia, subjected Dutch life insurance companies to the Theoretical Solvency Criterion (‘TSC’) (also known as Solvency 1.5), which reflects a minimum solvency margin required in certain stress scenarios. The TSC is calculated on an annual basis, and the scenario analysis is based on specific risks, including interest rate risk, equity risk, spread risk, property risk, longevity risk and mortality risk. The TSC applies to NN’s life insurance business in the Netherlands. If the solvency position of the relevant NN life insurance entity is below the TSC, DNB is entitled to require that a declaration of no objection be obtained from DNB before making any distributions of capital (including dividends) and reserves to the Company. In determining whether to give that approval, DNB must be satisfied that the life insurance company will have sufficient available regulatory capital for at least the following 12 months. Available regulatory capital is determined on a market-based basis under the Dutch Financial Supervision Act and is therefore subject to fluctuations. There is a risk that the entities that conduct NN’s life insurance business may not meet the TSC and that DNB may not permit those entities to distribute dividends or reserves to the Company. This could affect the Company’s ability to meet its obligations to its creditors. In addition, the TSC may make it more difficult for NN to attract capital than those of its peers that are not subject to such similar requirements under their local laws. DNB has used, and may use, its discretionary powers to give instructions on the application of the Company’s funds to strengthen the capital position of its Dutch regulated subsidiaries to levels above minimum regulatory capital requirements, which has affected, and will affect, the ability of the Company to meet its obligations to its creditors. The TSC is also relatively new legislation and there is uncertainty as to how it will be interpreted and implemented by DNB, with the risk that DNB interprets and implements the requirements in a manner that is more onerous for NN Group than NN Group currently anticipates.

EU Insurance Guarantee Scheme

In July 2010, the EC released a white paper detailing the need to establish minimum levels of protection for consumers of life and non-life insurance products in the event that insurance companies in the EU with which they do business were to become insolvent. Though the mechanisms for providing any such protections remain under review by the EC, the European Parliament and the Member States, the EC may currently be considering providing this protection by (i) mandating the creation of (or harmonisation of existing) national-level insurance guarantee schemes and/or (ii) implementing an EU-wide insurance guarantee scheme, which such scheme(s) may require significant prefunding by insurance companies. As of 31 December 2013, no legislative proposal has been made at the EU level. However, the implementation of an insurance guarantee scheme requiring significant levels of prefunding (or, in the event that prefunding is not required, the occurrence of circumstances requiring the commencement of event-driven contributions) may have a material and adverse impact on the liquidity, financial condition and operations of companies engaged in the insurance business, including us.

Single Supervisory Mechanism

In October 2013, the European Council adopted a single supervisory mechanism (‘SSM’), to be composed of national competent authorities and the European Central Bank (‘ECB’), as part of the prospective EU banking union. In the SSM, a significant part of the prudential regulatory powers will be transferred from national authorities of the participating Member States to the ECB and that the ECB will assume direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company, ING Group. On 23 October 2013, the ECB announced details of a comprehensive assessment of large banks to be conducted in cooperation with national supervisory authorities of Member States participating in the SSM. The assessment, which consists of a risk assessment, an asset quality review and a stress test, started in November 2013 and is expected to be conducted over a twelve-month period in preparation of the ECB assuming full responsibility for supervision as part of the SSM in November 2014. ING Bank is among the seven Dutch institutions to be covered by the assessment (out of more than 120 institutions overall). The SSM will create a new system of financial supervision for countries within the Eurozone, with the possibility of non-Eurozone Member States participating by means of close cooperation. While it is at this stage difficult to identify what exact impact the SSM will have on ING Bank and ING Group, it is expected that the SSM will have a significant impact on the way ING’s banking operations are supervised in Europe.

Dodd-Frank Act

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) was signed into law in the U.S. The Dodd-Frank Act effects comprehensive changes to the regulation of financial services in the U.S. and has implications for non-U.S. financial institutions with a U.S. presence, such as ING. Dodd-Frank directs existing and newly created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rulemaking process is well underway, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. We cannot predict with certainty how Dodd-Frank and such regulations will affect the financial markets generally and impact the Group’s business, credit or financial strength ratings, results of operations, cash flows or financial condition or liquidity. Key aspects of Dodd-Frank that we have identified to date as possibly having an impact on the Group include:

Title VII of Dodd-Frank creates a new framework for regulation of the over-the-counter derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. New margin and capital requirements for market participants that will be contained in final regulations to be adopted by the SEC and U.S. Commodity Futures Trading Commission (‘CFTC’) could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of risks that we do not hedge. In addition, new position limits requirements for market participants that may be contained in final regulations to be adopted by the CFTC could limit the scope of hedging activity that is permitted for commercial end users, limiting their ability to utilize certain of our products, and could also limit the scope of our ability to provide derivatives products for our non-end user customers.

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

Dodd-Frank established the Federal Insurance Office (‘FIO’) within the U.S. Department of the Treasury (‘Treasury Department’) to be headed by a director appointed by the Secretary of the Treasury Department. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance, including participating in the FSOC’s decisions regarding insurers (potentially including the Group and its subsidiaries) to be designated for stricter regulation by the Federal Reserve. The FIO may recommend enhanced regulations to states.

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

On December 10, 2013, various federal agencies approved a final rule implementing Section 619 of Dodd-Frank, commonly referred to as the ‘Volcker Rule’ and which places limitations and restrictions on the ability of U.S. FDIC insured depository institutions and non-U.S. banks with branches or agencies in the U.S. that become subject to the U.S. Bank Holding Company Act, as well as their affiliates, to engage in certain proprietary trading or sponsor and invest in private equity and hedge funds. Such organisations will have until 21 July 2015 to comply fully with most requirements of the Volcker Rule, with an important exception for organisations with significant trading activities, which will be required to report information on their trading activities beginning in July 2014. In the event that we or one of our affiliates becomes subject to the Volcker Rule, our investment activities could be so restricted. It is expected that we will experience significant additional compliance and operational costs and may be prohibited from engaging in certain activities we currently conduct if the Volcker Rule becomes applicable to us and our affiliates.

For instance, ING Group’s wholly owned subsidiary, ING Bank, may from time to time consider whether to establish a branch office in the U.S. If ING Bank were to establish a U.S. branch, we would be subject to supervision and regulation by the Federal Reserve under various laws and various restrictions on our activities under those laws, including the Bank Holding Company Act of 1956, as amended, and the International Banking Act of 1978, and, as a consequence, such supervision and regulation, including such restrictions on activities could materially impact our operations. These would include, among others, the Volcker Rule and heightened supervisory requirements and prudential standards.

Dodd-Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorise the SEC to impose on broker-dealers fiduciary duties to their customers, as applies to investment advisers under existing law, which new standard could potentially expose certain of ING’s U.S. broker-dealers to increased risk of SEC enforcement actions and liability. In 2011, the SEC staff released a study on this issue, and members of the SEC’s Investor Advisory Committee voted in November 2013 to recommend the proposal implementing a uniform fiduciary standard for most brokers and registered investment advisers to the SEC.

Although the full impact of Dodd-Frank cannot be determined until the various studies mandated by the law are conducted and regulations are adopted and implemented, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for us. Dodd-Frank could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under Dodd-Frank and have a material effect on our results of operations or financial condition.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (‘FATCA’), U.S. federal tax legislation passed in 2010, a 30% withholding tax will be imposed on ‘withholdable payments’ made to non-U.S. financial institutions (including non-U.S. investment funds and certain other non-U.S. financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, ‘U.S. accountholders’) to the U.S. Internal Revenue Service (‘IRS’). For non-U.S. financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a U.S. person or would otherwise be entitled to an exemption from U.S. federal withholding tax. ‘Withholdable payments’ generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. Furthermore, FATCA may also impose withholding on non-U.S. source payments by non-U.S. financial institutions that comply with FATCA to non-U.S. financial institutions that fail to comply with FATCA. This withholding will take effect on a ‘phased’ schedule, starting in July 2014 with withholding on non-U.S. source payments by non-U.S. financial institutions to start no earlier than January 2017. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as ‘accounts’ and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.

Some countries, including the Netherlands, have entered into, and other countries are expected to enter into, agreements (‘intergovernmental agreements’ or ‘IGAs’) with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their U.S. accountholders to the taxing authorities of those countries, who will then pass the information to the IRS.

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

The Group intends to take all necessary steps to comply with FATCA (including entering into such agreements with the U.S. tax authorities as may be required), in accordance with the time frame set by the U.S. tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group’s compliance costs. Because legislation and regulations implementing FATCA and the IGAs remain under development, the future impact of this law on the Group is uncertain.

Bank Recovery and Resolution Regimes

In June 2012, the ‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Intervention Act mainly amends the Dutch Financial Supervision Act and the Dutch Insolvency Act and allows Dutch authorities to take certain actions when banks and insurers fail and cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of the overall financial system. It is composed of two categories of measures. The first category of measures can be applied if a bank or insurer experiences serious financial problems and includes measures related to the timely and efficient liquidation of failing banks and insurers. This set gives the DNB the power to transfer customer deposits (only in the case of banks), assets and/or liabilities other than deposits and issued shares of an entity to third parties or to a bridge bank if the DNB deems that, in respect of the relevant bank or insurance company, there are signs of an adverse development with respect to its funds, solvency, liquidity or technical provisions and it can be reasonably foreseen that such development will not be sufficiently or timely reversed. The DNB was also granted the power to influence the internal decision-making of failing institutions through the appointment of an ‘undisclosed administrator’. The second category of measures can be applied if the stability of the financial system is in serious and immediate danger as a result of the situation of a Dutch financial institution and includes measures intended to safeguard the stability of the financial system as a whole. This set of measures grants the authority to the Minister of Finance to take immediate measures or proceed to expropriation of assets of or shares in the capital of failing financial institutions. For example, on 1 February 2013, the Dutch State nationalised the SNS Reaal bank and insurance group (‘SNS Reaal’) by expropriating shares, Core Tier 1 securities and other subordinated debts issued by SNS Reaal. The Dutch Ministry of Finance has stated that it will impose in 2014 an aggregate EUR 1 billion one-time levy on Dutch banks, including ING Bank, to share the costs of the SNS Reaal nationalisation. This resulted in a charge of EUR 304 million for ING Bank, to be paid in the first three quarters of 2014.

The Intervention Act also includes measures that limit the ability of counterparties to exercise their rights after any of the measures mentioned above has been put into place, with certain exceptions. Within the context of the resolution tools provided in the Intervention Act, holders of debt securities of a bank subject to resolution could also be affected by issuer substitution or replacement, transfer of debt, expropriation, modification of terms and/or suspension or termination of listings.

The Intervention Act will need to be amended following the implementation of the ‘Recovery and Resolution Directive’. This is a draft legislative proposal aimed at harmonising national rules on bank recovery and resolution and on which the European Council and the European Parliament reached a political agreement in December 2013.

The Recovery and Resolution Directive includes, among other things, the obligation for institutions to draw up a recovery plan and the obligation for resolution authorities in the Member States to draw up a resolution plan, the resolution authorities’ power to take early intervention measures and the establishment of a European system of financing arrangements. The Recovery and Resolution Directive confers extensive resolution powers to the resolution authorities, including the power to require the sale of (part of a) business, to establish a bridge institution, to separate assets and to take bail-in measures. The draft Recovery and Resolution Directive will need to be formally adopted by the European Council and the European Parliament and is expected to enter into force on 1 January 2015. The stated aim of the Recovery and Resolution Directive is to provide supervisory authorities, including the relevant Dutch resolution authority, with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses.

Among the powers proposed to be granted to supervisory authorities under the Recovery and Resolution Directive include, among others, the introduction of a statutory ‘write-down and conversion’ power and a ‘bail-in’ power, which would give the relevant Dutch resolution authority the power to (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity and (ii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include certain securities that have been or will be issued by ING) of a failing financial institution and/or to convert certain debt claims (which could include certain securities that have been or will be issued by ING) into another security, including ordinary shares of the surviving group entity, if any. It is currently contemplated that the majority of measures (including the write-down and conversion powers relating to Tier 1 capital instruments and Tier 2 capital instruments) set out in the draft Recovery and Resolution Directive will be implemented with effect from 1 January 2015, with the bail-in power for other eligible liabilities (which could include any securities that have been issued or will be issued by ING, that are not Tier 1 or Tier 2 capital instruments) expected to be introduced by 1 January 2016. However, the draft Recovery and Resolution Directive is not in final form, and changes could be made to it in the course of the final legislative process and anticipated implementation dates could change.

In addition to a ‘write-down and conversion’ power and a ‘bail-in’ power, the powers currently proposed to be granted to the relevant Dutch resolution authority under the draft Recovery and Resolution Directive include the two categories of measures introduced by the Intervention Act, as described above. In addition, the draft Recovery and Resolution Directive proposes, among the broader powers proposed to be granted to the relevant resolution authority, to provide powers to the relevant resolution authority to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments.

There remains uncertainty regarding the ultimate nature and scope of these powers and, when implemented, how they would affect us and the securities that have been issued or will be issued by us. Accordingly, it is not yet possible to assess the full impact of the draft Recovery and Resolution Directive on ING and on holders of any securities issued or to be issued by ING, and there can be no assurance that, once it is implemented, the manner in which it is implemented or the taking of any actions by the relevant Dutch resolution authority currently contemplated in the draft Recovery and Resolution Directive would not adversely affect the rights of holders of the securities issued or to be issued by ING, the price or value of an investment in such securities and/or ING’s ability to satisfy its obligations under such securities.

Further, the CRD IV Regulation states that if the Recovery and Resolution Directive is not adopted by 31 December 2015, the EC should review and report whether the CRD IV Regulation should be amended so as to include write-down and conversion powers in order to ensure that relevant capital instruments fully absorb losses at the point of non-viability of the issuing institution and before any other resolution action is taken. There is a risk that such an amendment would result in any securities issued or to be issued by ING that constitute relevant capital instruments being used to absorb losses on the occurrence of a non-viability event.

Finally, as part of the road towards a full banking union, on 10 July 2013, the EC published a draft Regulation for a Single Resolution Mechanism (‘SRM’) with the aim to have a Single Resolution Board to be responsible for key decisions on how a bank subject to SSM supervision is to be resolved if a bank has irreversible financial difficulties and cannot be wound up under normal insolvency proceedings without destabilizing the financial system. The SRM is expected to enter into force in 2015.

There are certain differences between the provisions of the Intervention Act, the Recovery and Resolution Directive proposal and the SRM Regulation proposal, which may further bring future changes to the law. We are unable to predict what specific effects the Intervention Act and the future adoption of the Recovery and Resolution Directive and the SRM Regulation may have on the financial system generally, our counterparties, holders of securities issued by or to be issued by us, or on us, our operations or our financial position.

ING Bank has set up an all-encompassing recovery planning process to enhance its readiness and decisiveness to tackle financial crises on its own strength. ING Bank’s recovery plan has been submitted to and approved by the DNB in November 2012 and is updated at least annually. Furthermore during 2013, ING Bank submitted information on the basis of which the Dutch Resolution Authorities will be able to develop a Resolution Plan.

Financial Stability Board

In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance, including executive compensation, and a host of related issues associated with responses to the financial crisis. The lawmakers and regulatory authorities in a number of jurisdictions in which the Group’s subsidiaries conduct business have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations, and the potential impact of such changes on our business, results of operations and financial condition remains unclear.

Additional Governmental Measures

Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. Restrictions related to the Core Tier 1 Securities and the IABF (together, the ‘Dutch State Transactions’) and the Restructuring Plan are further described in — ‘Risks related to the Restructuring Plan’.

Sections 382 and 383 of the U.S. Internal Revenue Code, as amended, operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a ‘loss trafficking’ transaction occurs or is intended. These rules are triggered when an ‘ownership change’ — generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three-year period — occurs. If triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. As of 31 December 2013, we believe that our U.S. subsidiaries have not had an ‘ownership change’ for purposes of Sections 382 and 383. However, this determination is subject to uncertainties and is based on various assumptions. Future increases of capital or other changes in ownership may adversely affect our cumulative ownership, and could trigger an ‘ownership change’, which could limit the ability of our U.S. subsidiaries to use tax attributes, and could correspondingly decrease the value of these attributes.

In February 2013, the EC adopted a proposal setting out the details of the financial transaction tax, which mirrors the scope of its original proposal of September 2011, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the financial transaction tax zone (‘FTT-zone’), currently limited to 11 participating Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain). The initial proposal foresaw the financial transaction tax for the 11 participating Member States entering into effect on 1 January 2014, which would have then required us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. However, in November 2013, it was agreed among the representatives of the 11 Member States that the tax would not come into force until 2015 as participating governments remain divided on key details of the levy. The actual implementation date would thus depend on the future approval by the European Council and consultation of other EU institutions, and the subsequent transposition into local law. Depending on its final form, the introduction of an FTT in the Netherlands or outside the Netherlands could have substantial adverse effect on ING’s business and results.

As of 1 October 2012, banks that are active in the Netherlands are subject to bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. This tax results in increased taxes on ING’s Banking operations, which could negatively impact our operations, financial condition and liquidity.

In May 2012, the International Association of Insurance Supervisors (‘IAIS’), of which the DNB is a member, published a proposed assessment methodology for designating global systemically important insurers (‘G-SIIs’), as part of the global initiative to identify G-SIFIs. Insurers identified as G-SIIs would be subject to additional policy measures. The FSB published an initial list of G-SIIs in July 2013, which did not include NN Group. However, the group of G-SIIs is expected to be updated annually and published by the FSB each November based on new data, starting from November 2014, and there can be no assurance that we will be excluded from it in the future. The proposed policy measures, which are still under development and discussion and which would need to be implemented by legislation or regulation in relevant jurisdictions, include higher capital requirements (both for non-traditional and non-insurance activities and for G-SIIs overall), enhanced supervision (including more detailed and frequent reporting, removal of barriers to orderly resolution of the G-SII and reduction of the G-SII’s systemic risk over time), as well as additional measures to improve the degree of self-sufficiency of a G-SII’s different business segments (including separate legal structures for traditional insurance and non-traditional or non-insurance activities, and restrictions on intercompany subsidies). If ING were identified as a G-SII in the future, compliance costs will increase and its competitive position relative to other life insurers that were not designated as G-SIIs may be adversely affected. See ‘Item 4. Information on the Company — Recent Developments — Important changes in Regulation and Supervision — Global systemically important insurers (G-SIIs).

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the European sovereign debt crisis, the ability of certain countries to remain in the Eurozone, unemployment, the availability and cost of credit, credit spreads, the recent shutdown of the U.S. government and its plan to phase out monetary asset purchases (‘tapering’), the level of U.S. national debt and the U.S. housing market, inflation levels, energy costs and geopolitical issues all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

While certain of such conditions have improved during the period between 2011 and 2013, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the U.S., the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see ‘— U.S. Sovereign Credit Rating’ and ‘— European Sovereign Debt Crisis’ below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including high levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world.

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

As a result of the ongoing and unprecedented volatility in the global financial markets since 2007, we incurred in past years substantial negative revaluations and impairments on our investment portfolio, which have impacted our shareholders’ equity and earnings. During 2011, 2012 and 2013, the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that, as of December 31, 2013, reserves for insurance liabilities were generally adequate at the Group, inadequacies in certain product areas have developed. The aforementioned developments in the global financial markets and, in particular, decreasing interest rates resulted in a decrease in our overall reserves adequacy and may further continue to produce reserves inadequacies in the future, potentially leading to reserve strengthening.

The aforementioned impacts have arisen primarily as a result of valuation and impairment issues arising in connection with our investments in real estate (both in and outside the U.S.) and private equity, exposures to European sovereign debt and to U.S. mortgage-related structured investment products, including sub-prime and ‘Alt-A’ residential and commercial mortgage-backed securities, collateralised debt obligations and collateralised loan obligations, monoline insurer guarantees, private equity and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Although we continue to monitor our exposures, there can be no assurance that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts in future periods.

U.S. Sovereign Credit Rating

In 2011, Standard & Poor’s Ratings Services (‘S&P’) lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. Although other ratings agencies have not similarly lowered the long-term sovereign credit rating of the U.S., they have put that credit rating on review. Amid the lingering uncertainty over the long-term outlook for the fiscal position and the future economic performance of the U.S. within the global economy and potential future budgetary restrictions in the U.S., as illustrated by the recent budget negotiations and partial shutdown of the U.S. government in October 2013, there continues to be a perceived risk of a future sovereign credit ratings downgrade of the U.S. government, including the rating of U.S. Treasury securities. On 15 October 2013, Fitch Ratings placed the U.S.’s AAA credit rating under ‘rating watch negative’ in response to the crisis, a step that would precede an actual downgrade. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade. Instruments of this nature are key assets on the balance sheets of financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the U.S. government or a default by the U.S. government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group.

European Sovereign Debt Crisis

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU ‘peripheral’ Member States to continue to service their sovereign debt obligations. Significant concerns regarding the sovereign debt of these countries, as well as certain other countries of the ‘core’ EU Member States are ongoing and, in some cases, have required countries to obtain emergency financing. These concerns impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. If these or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Despite assistance packages to Greece, Ireland, Portugal and Cyprus, the creation of a European Financial Stability Facility as a temporary rescue mechanism in May 2010, the approval of a further bail-out of Greece by the relevant government and monetary bodies of the Eurozone and the International Monetary Fund in March 2012, and the establishment of the European Stability Mechanism in October 2012 (which provided its first financial assistance in February 2013 for the recapitalisation of Spain’s banking sector), uncertainty over the outcome of the EU governments’ financial support programs and concerns regarding sovereign finances persisted during the course of 2013. Market concerns over the direct and indirect exposure of European banks and insurers to the EU sovereign debt further resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. In December 2011, European leaders agreed to implement steps (and continue to meet regularly to review, amend and supplement such steps) to encourage greater long-term fiscal responsibility on the part of the individual Member States and bolster market confidence in the Euro and European sovereign debt, and the Treaty on Stability, Coordination and Governance (‘Fiscal Treaty’) was signed by 25 EU Member States in March 2012 and entered into force on 1 January 2013. However, the Fiscal Treaty needs to be incorporated into the existing EU treaties, which is expected to take many years, and, even if such steps are implemented, there is no guarantee that they will ultimately and finally resolve uncertainties regarding the ability of Eurozone states to continue to service their sovereign debt obligations. Further, despite such long-term structural adjustments and improvements being proposed and implemented, the future of the Euro in its current form, and with its current membership, remains uncertain. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability.

Risks and ongoing concerns about the debt crisis in Europe, as well as the possible default by, or exit from, the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European and other financial institutions, including us. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, and such capital may not be available. Market and economic disruptions stemming from the crisis in Europe have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of, and default on, consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. In addition, the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro-denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without incurring significant cost), (ii) currencies in some Member States may depreciate relative to others, (iii) former Eurozone Member States may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). The possible exit from the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies could also cause other significant market dislocations and lead to other adverse economic and operational impacts that are inherently difficult to predict or evaluate, and otherwise have potentially materially adverse impacts on us and our counterparties, including our depositors, lenders, borrowers and other customers. These factors, combined with volatile oil prices, reduced business and consumer confidence and continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position, investment portfolio and AUM are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses.

On 13 January 2012, S&P proceeded to downgrade the credit ratings of France, Austria, Italy, Spain, Portugal and a handful of other EEA states (while reaffirming the credit ratings of Germany, the Netherlands, Ireland and other EEA states and changed the outlook to ‘negative’ for 15 Eurozone countries). Further related downgrades of European sovereign ratings and of corporate ratings have occurred since that date, including the recent downgrade of the Netherland’s sovereign debt rating from AAA to AA+ by S&P on 29 November 2013. These announcements, as well as any future changes are of high importance to the Group, because they affect our financing costs and, as a result, our profitability.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, investment performance of our products, the prices and attributes of products and services, scope of distribution, perceived financial strength, credit ratings and actions taken by competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe, the U.S. and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors. The Netherlands and the U.S. are our largest markets. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR, Delta Lloyd and Aegon Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan, we were required to agree to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See ‘Risks related to the Restructuring Plan — The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’. Furthermore, if our financial strength and credit ratings are lower than those of our competitors, we may experience increased surrenders and/or a significant decline in sales of insurance and annuities products. Failure to effectively compete within the industry may thus have a material adverse impact on our business, results of operations and financial condition.

The inability of counterparties to meet their financial obligations could have a material adverse effect on our results of operations.

General

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers, customers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services industry generally, could have a material adverse effect on our results of operations, financial condition and liquidity. In light of experiences with significant constraints on liquidity and the high cost of funds in the interbank lending market, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed income and foreign exchange markets, including related derivatives, which would be then exposed to concentration risk.

We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in our having significant credit exposure to one or more of such counterparties or customers. As a result, we face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results of operations or liquidity.

With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realised, or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to defer coupon payments on the occurrence of certain events or at their option. The EC has indicated that, in certain circumstances, it may require these financial institutions to defer payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business, results of operations or financial condition.

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

Reinsurers

Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. However, we remain liable to the underlying policyholders, even if the reinsurer defaults on its obligations. Because in most cases we must pay policyholders first before collecting the amount from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our financial condition and results of operations.

Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.

We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may continue to see adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations.

Economic and other factors could lead to further contraction in the residential mortgage and commercial lending market and to further decreases in residential and commercial property prices, which could generate substantial increases in impairment losses.

Interest rate volatility and other interest rate changes may adversely affect our profitability.

Changes in prevailing interest rates may negatively affect our business, including the level of net interest revenue we earn, and for our banking business, the levels of deposits and the demand for loans. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest revenue. Changes in the interest rates may negatively affect the value of our assets and our ability to realise gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings and capital. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations.

Declining interest rates or a prolonged period of low interest rates may result in:

-	life insurance and annuity products being relatively more attractive to consumers due to minimum guarantees with respect to such products that are frequently mandated by regulators;

-	increased premium payments on products with flexible premium features;

-	a higher percentage of insurance and annuity contracts remaining in force from year to year than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and creating asset-liability cash flow mismatches;

-	additional provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policyholders;

-	lower investment earnings over time on existing investments, as premiums and reinvestments will earn lower rates;

-	reserve strengthening by affecting the results of our reserve adequacy testing in extreme cases of low interest rates;

-	potential impact on the solvency level under Solvency 1.5;

-	higher prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates;

-	lower profitability as the result of a decrease in the spread between interest rates charged to policyholders and savings/other liabilities and returns on our investment portfolios;

-	higher costs for certain derivative instruments that may be used to hedge certain of our product risks; and/or

-	lower profitability, since we may not be able to fully track the decline in interest rates in our savings rate.

Accordingly, during periods of declining interest rates or a prolonged period of low interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to insurance policyholders and annuity contract owners. An extended period of declining interest rates or a prolonged period of low interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. In addition, certain statutory capital and reserve requirements are based on formulas and models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

Rapidly increasing interest rates may result in:

-	a decrease in the demand for loans;

-	an increase in policy loans, and withdrawals from and/or surrenders of life insurance policies and fixed annuity contracts as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realised investment losses. Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of deferred policy acquisition costs, which would also reduce our net income;

-	prepayment losses if prepayment rates are lower than expected or if interest rates increase too rapidly to adjust the accompanying hedges;

-	higher interest rates to be paid on debt securities that we have issued or may issue on the financial markets from time to time to finance our operations and on savings/other liabilities, which would increase our interest expenses and reduce our results of operations;

-	a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio;

-	(depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity; and/or

-	decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

We may incur losses due to failures of banks falling under the scope of state compensation schemes.

In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. ING Bank is a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the DNB, based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Scheme. Given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. Such costs and the associated costs to be borne by us may have a material adverse effect on our results of operations and financial condition. As of 1 July 2015, the Dutch Deposit Guarantee Scheme is to change from an ex-post scheme, where we would have contributed after the failure of a firm, to an ex-ante scheme where we will pay quarterly risk-weighted contributions into a fund for the Dutch Deposit Guarantee Scheme. The fund is to grow to a target size of 1% of all deposits guaranteed under the Dutch Deposit Guarantee Scheme. The target size would have to be reached in 15 years. However, in December 2013, EU Member States and the European Parliament agreed on reforms to the EU Directive on Deposit Guarantee Scheme. Main characteristics include an ex-ante funding of up to 0.8% of the banking sector’s insured deposits for payouts, to be built up in 10 years, but ultimate contributions will be risk-based. It is yet unclear what this proposal will mean for the proposed Dutch changes.

The costs associated with potential future ex-ante contributions are today unknown and will depend on the methodology used to calculate risk-weighting, but, given our size, may be significant. See also ‘— We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability — Bank Recovery and Resolution Regimes’.

Our business may be negatively affected by a sustained increase in inflation.

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:

(1) decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

- reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or

- a decrease in collateral values,

(2) result in increased surrenders of certain life and savings products, particularly those with fixed rates below market rates,

(3) actual claims payments significantly exceeding associated insurance reserves in the context of certain non-life risks, due to:

- claims inflation (which is an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), together with

- an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently,

- actual claims payments significantly exceeding associated insurance reserves,

(4) require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations, and/or

(5) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

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

(3) negatively impact the ability of our asset management subsidiaries to retain and attract AUM, as well as the value of assets they do manage, which may negatively impact their results of operations, and/or

(4) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

(5)	lower the value of our equity investments impacting our capital position.

In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing and reserves assumptions may result in a systemic mispricing of our products, resulting in underwriting losses, which would negatively impact our results of operations.

RISKS RELATED TO THE GROUP’S BUSINESS, OPERATIONS AND REGULATORY ENVIRONMENT

We may be unable to manage our risks successfully through derivatives.

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts, including, from time to time, macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties.

Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, possibly significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher (un)realised losses, such as credit value adjustment risks or unexpected P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations, resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use or may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

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

As a financial services enterprise with a decentralised management structure, ING Group relies to a considerable extent on the quality of local management in the various countries in which it operates. The success of ING Group’s operations is dependent, among other things, on its ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which ING Group operates is intense. ING Group’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

As a part of their responses to the financial crisis of 2008, the EC and national governments throughout Europe have introduced and are expected to continue introducing various legislative initiatives that aim to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and that impose restrictions on the remuneration of personnel, in particular, senior management, with a focus on risk alignment of performance-related remuneration. Such initiatives include, among others, measures set out in Directive 2010/76/EU (CRD III) and Directive 2013/36/EU (CRD IV), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority, the Regulation of the DNB on Sound Remuneration Policies (Regeling beheerst beloningsbeleid Wft 2011), the Dutch law with respect to the limitation of liability of the DNB and AFM and the prohibition of the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen) and the Dutch legislative proposal submitted to the Dutch Parliament in November 2013 on remuneration for employees of financial institutions. The legislative proposal would, if adopted, introduce a variable remuneration cap at 20% on an aggregated level for all persons working in the financial sector in the Netherlands. Persons covered by a collective labour agreement in the Netherlands are subject to an individual cap of 20%. Other persons in the Netherlands are subject to the aggregated cap of 20% cap based on an aggregate level. For this group, as well as for persons working outside the Netherlands, (in the EU or outside the EU), exceptions are possible, in line with CRD IV, but only under strict conditions. In addition, the proposal limits exit compensation and retention compensation and prohibits guaranteed variable remuneration. It is currently expected that the proposal will result in legislation being adopted in the course of 2014 and becoming effective as of 2015. Since the financial crisis, ING has adapted its remuneration policies to the new national and international standards. No base salary increase in relation to 2014 has been proposed and, as of 31 December 2013, the remuneration level of ING Group’s Executive Board is far below the median of our EURO Stoxx 50 benchmark, which is made up of similar European financial and non-financial institutions. These restrictions will continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel and may restrict our ability to offer competitive compensation compared with companies that are not subject to such restrictions.

These restrictions, alone or in combination with the other factors described above, could adversely affect ING Group’s ability to retain or attract qualified employees.

We may not be able to protect our intellectual property and may be subject to infringement claims by third parties, which may have a material adverse effect on our business and results of operations.

In the conduct of our business, we rely on a combination of contractual rights with third parties and copyright, trademark, trade name, patent and trade secret laws to establish and protect our intellectual property. Although we endeavour to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, patents, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims made by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or licence usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licences. Alternatively, we could be required to enter into costly licensing arrangements with third parties or to implement a costly workaround. Any of these scenarios could have a material adverse effect on our business and results of operations.

Because we use assumptions about factors to calculate the amount of certain items, the use of different assumptions about these factors may have an adverse impact on our results of operations.

The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of deferred acquisition costs (DAC) and value of business acquired (‘VOBA’) are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the insurance business, assumptions concerning mortality, longevity and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

Because we use assumptions to model client behaviour for the purpose of our market risk calculations, the difference between the realisation and the assumptions may have an adverse impact on the risk figures and future results.

We use assumptions in order to model client behaviour for the risk calculations in our banking and insurance books. Assumptions are used to determine insurance liabilities, the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in the mortgage and investment portfolios. The realisation or use of different assumptions to determine client behaviour could have material adverse effect on the calculated risk figures and, ultimately, future results.

NN Group has a significant exposure to the take-up of policy options by policyholders. The exposure is greatest for variable annuity business with guarantees deeply in-the-money, policyholder behaviour is difficult to predict and small changes in the proportion of policyholders taking up an option can have a significant financial impact. Furthermore, assumptions about policyholder behaviour are sometimes made for new insurance business without a substantial amount of experiential data. These assumptions may prove imperfect, which may have a material impact on results. See ‘—Because we use assumptions about factors to calculate the amount of certain items, the use of different assumptions about these factors may have an adverse impact on our results of operations’.

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results and underlying actuarial assumptions and models.

ING Group companies operate various defined benefit retirement plans covering a significant number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions, including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. These assumptions are based on available market data and the historical performance of plan assets, and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans.

Our risk management policies and guidelines may prove inadequate for the risks we face.

We have developed risk management policies and procedures and will continue to review and develop these in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. The methods we use to manage, estimate and measure risk are partly based on historic market behaviour. The methods may, therefore, prove to be inadequate for predicting future risk exposure, which may be significantly greater than suggested by historical experience. For instance, these methods may not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to government interventions and stimulus packages, which increase the difficulty of evaluating risks. Other methods for risk management are based on evaluation of information regarding markets, customers, catastrophic occurrence or other information that is publicly known or otherwise available to us. Such information may not always be accurate, complete, updated or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We are subject to a variety of regulatory risks as a result of our operations in certain countries.

In certain countries in which we operate, judiciary and dispute resolution systems may be less developed. As a result, in case of a breach of contract, we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial system, it could have an adverse effect on our operations and net results.

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.

Holders of NN’s products where the customer bears all or part of the investment risk, or consumer protection organisations on their behalf, have filed claims or proceedings against NN and may continue to do so. A negative outcome of such claims and proceedings brought by customers or organisations acting on their behalf, actions taken by regulators or governmental authorities against NN or other insurers in respect of unit-linked products, settlements or any other actions for the benefit of customers by other insurers and sector-wide measures could substantially affect NN’s insurance business and, as a result, may have a material adverse effect on NN’s and ING’s business, reputation, revenues, results of operations, solvency and financial condition. In addition, claims and proceedings may be brought against NN in respect of other products with one or more similar product characteristics sold, issued or advised on by NN in and outside the Netherlands. In this risk factor NN means NN Group N.V. and its subsidiaries.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 costs of the settlements were valued at EUR 365 million for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2013 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations, with the second main consumer protection organisation signing its agreement in June 2012. In addition, ING’s Dutch insurance subsidiaries announced additional measures (flankerend beleid) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures offered by NN prevent individual policyholders from initiating legal proceedings against INGs Dutch insurance subsidiaries and making claims for damages.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. As noted above, there has been for some time and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings and there is a risk that one or more of these legal challenges will succeed. Customers of ING’s Dutch insurance subsidiaries have claimed, among others, that (a) the investment risk, costs charged or the risk premium was not, or not sufficiently, made clear to the customer, (b) the product costs charged on initial sale and on an on-going basis were so high that the expected return on investment was not realistically achievable, (c) the product sold to the customer contained specific risks that were not, or not sufficiently, made clear to the customer (such as the leverage capital consumption risk) or was not suited to his personal circumstances, (d) NN owed the customer a duty of care which NN has breached, or (e) the insurer failed to warn of the risk of not realising the projected policy values. These claims may be based on general standards of contract or securities law, such as reasonableness and fairness, error, duty of care, or standards for proper customer treatment or due diligence and may be made by customers, or on behalf of customers, holding active policies or whose policies have lapsed, matured or been surrendered. NN is currently subject to legal proceedings initiated by individual policyholders and is subject of a number of claims initiatives brought on behalf of policyholders by consumer protection organisations in which claims as set forth above or similar claims are being made. While to date less than 100 complaints are pending before the Dispute Committee of the Financial Services Complaints Board (the KiFiD), and less than 200 individual settlements were made, there is no assurance that further proceedings for damages will not be brought. As the current proceedings are only in early stages, the timing of reaching any finality on these legal claims and proceedings is uncertain and such uncertainty is likely to continue for some time. As a result, although the financial consequences of any of these factors or a combination thereof could be substantial for the Dutch insurance business of ING and, as a result, may have a material adverse effect on NN’s and ING’s reputation, results of operations, solvency and financial condition, it is not possible to reliably estimate or quantify NN’s and ING’s exposures at this time. See “Note 54 Legal Proceedings”.

Rulings or announcements made by courts, including the European Court of Justice and advisory opinions to be issued by the Attorney General to such Court on questions being considered by such Court, or decision-making bodies or actions taken by regulators or governmental authorities against NN or other Dutch insurance companies in respect of unit-linked products, or settlements or any other actions to the benefit of customers (including product improvements or repairs) by other Dutch insurance companies towards consumers, consumer protection organisations, regulatory or governmental authorities or other decision making bodies in respect of the unit-linked products may affect the (legal) position of NN and may force NN to take (financial) measures that could have a substantial impact on the financial condition, results of operations, solvency or reputation of NN and ING. As a result of the public and political attention the unit-linked issue has received, it is also possible that sector-wide measures may be imposed by governmental authorities or regulators in relation to unit-linked products in the Netherlands. The impact on NN of rulings made by courts or decision-making bodies, actions taken by regulators or governmental bodies against other Dutch insurance companies in respect of unit-linked products, or settlements or any other actions to the benefit of customers (including product improvements or repairs) may be determined not only by market share but also by product features, portfolio composition and other factors. Adverse decisions or the occurrence of any of the developments as described above could result in outcomes materially different than if NN or its products had been judged or negotiated solely on their own merits.

NN has in the past sold, issued or advised on unit-linked products in and outside the Netherlands, and in certain jurisdictions continues to do so. Moreover, NN has in the past, in the Netherlands and other countries, sold, issued or advised on large numbers of insurance or investment products of its own or of third parties (and in some jurisdictions continues to do so) that have one or more product characteristics similar to those unit-linked products that have been the subject of the scrutiny, adverse publicity and claims in the Netherlands. Given the continuous political, regulatory and public attention on the unit-linked issue in the Netherlands, the increase in legal proceedings and claim initiatives in the Netherlands or the legislative and regulatory developments in Europe to further increase and strengthen consumer protection in general, there is a risk that unit-linked products and other insurance and investment products sold, issued or advised on by NN, may become subject to the same or similar levels of regulatory or political scrutiny, publicity and claims or actions by consumers, consumer protection organisations, regulators or governmental authorities.

NN’s book of policies dates back many years, and in some cases several decades. Over time, the regulatory requirements and expectations of various stakeholders, including customers, regulators and the public at large, as well as standards and market practice, have developed and changed, increasing customer protection. As a result policyholders and consumer protection organisations have initiated and may in the future initiate proceedings against NN alleging that products sold in the past fail to meet current requirements and expectations. In any such proceedings, it cannot be excluded that the relevant court, regulator, governmental authority or other decision-making body will apply current norms, requirements, expectations, standards and market practices on laws and regulations to products sold, issued or advised on by NN.

Any of the developments described above could be substantial for NN and ING and as a result may have a material adverse effect on ING’s business, reputation, revenues, results of operations, solvency, financial condition and prospects.

ING is exposed to the risk of mis-selling claims.

Mis-selling claims are claims from customers who allege that they have received misleading advice or other information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, ING engages in a product approval process in connection with the development of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make mis-selling claims against ING if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.

Products distributed through person-to-person sales forces have a higher exposure to mis-selling as the sales forces provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and money has been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of effective risk management, legal and compliance procedures (which in themselves may prove inadequate or otherwise ineffective) to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices and products have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our business, revenues, results of operations, financial condition and prospects.

Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our financial strength or our credit ratings could have an adverse impact on our operations and net results.

Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. We have credit ratings from S&P, Moody’s Investor Service and Fitch

Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. For example, on 2 December 2013, S&P downgraded the long-term debt ratings of ING Groep N.V. from A to A- and ING Bank from A+ to A with stable outlook for both. At the same time, S&P cut the rating of NN Group N.V. from A+ to A.

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

Furthermore, ING Bank’s assets are risk-weighted. Downgrades of these assets could result in a higher risk-weighting, which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position. For ING’s insurance businesses in a number of jurisdictions, downgrades of assets will similarly affect the capital requirements for NN Group in those jurisdictions.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results of operations, financial condition and liquidity. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies, which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Operational risks, such as systems disruptions or failures, breaches of security, cyberattacks, human error, changes in operational practices or inadequate controls may adversely impact our business, results of operation and reputation.

Operational risks are inherent in our business. Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Although we endeavour to safeguard our systems and processes, losses can result from inadequately trained or skilled personnel, IT failures (including failure to anticipate or prevent cyberattacks, which are deliberate attempts to gain unauthorised access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, or security breaks by third parties), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, whilst we have policies and processes to protect our systems and networks, they may be vulnerable to unauthorised access, computer viruses or other malicious code, cyberattacks and other external attacks or internal breaches that could have a security impact and jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, and hinder our operational effectiveness.

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

Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects.

We are subject to litigation, arbitration and other claims and allegations in the ordinary course of business, including in connection with our activities as financial services provider, insurer, employer, investor and taxpayer. Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘— ING is exposed to the risk of mis-selling claims’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time-consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. For additional information with respect to specific proceedings, see ‘Item 8. Financial Information — Legal Proceedings’.

RISKS RELATED TO THE RESTRUCTURING PLAN

The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.

In November 2008, the Dutch State purchased the Core Tier 1 Securities, and in the first quarter of 2009, we entered into the Illiquid Asset Back-up Facility (‘IABF’) with the Dutch State, the structure of which has been since then terminated as of 1 November 2013.

As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On 26 October 2009, we announced our restructuring plan (‘Initial Restructuring Plan’), pursuant to which we were required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct USA, which operated our direct banking business in the U.S., and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Initial Restructuring Plan was issued on 18 November 2009. On 28 January 2010, ING lodged an appeal with the General Court of the European Union (‘General Court’) against specific elements of the EC’s decision regarding the Initial Restructuring Plan. On 2 March 2012, the General Court partially annulled the EC’s decision of 18 November 2009. Subsequently, the EC filed an appeal against the General Court’s judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on 11 May 2012 that re-approved the state aid granted to ING Group as compatible with the internal market on the basis of the Initial Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the Initial Restructuring Plan. On 24 July 2012, ING announced that the Dutch State and ING were in dialogue with the EC on an amended and updated Restructuring Plan to be submitted to the EC. However, in order to safeguard its legal rights, ING filed an appeal with the General Court against the EC’s decision of 11 May 2012, which re-approved the Initial Restructuring Plan.

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

On 6 November 2013, ING and the Dutch State further announced the adoption of a revised timeline for certain required divestments As a result of the Amended Restructuring Plan, the EC has closed its formal investigations as announced on 11 May 2012, and ING has withdrawn its appeal with the General Court filed in July 2012. Although the EC’s appeal against the March 2012 ruling of the General Court continues, ING, the Dutch State and the EC have agreed that any outcome of this procedure will not affect the approval of the Amended Restructuring Plan. It is expected that this judgment will be rendered in April 2014. See Note 58 of Note 2.1 to the consolidated financial statements of ING Group for more information on and implications of the Amended Restructuring Plan.

Pursuant to the agreement to unwind the IABF, the IABF in its current form was terminated, regular guarantee fee payments have been settled for an amount of EUR 0.4 billion, the other restrictions as part of the IABF agreement are no longer applicable and the Dutch State intends to sell the Alt-A securities in the market. A first tranche has been sold in December 2013 and the remainder has been sold in February 2014. Unwinding the IABF also resulted in eliminating a counter-guarantee that ING extended to the Dutch state in connection with the divestment of ING Direct USA in 2012.

The restrictions imposed by the Restructuring Plan could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See ‘Risks Related to the Restructuring Plan. See ‘— The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’.

There can be no assurance that we will be able to implement the Restructuring Plan successfully or complete the remaining planned divestments on favourable terms or at all, particularly in light of market developments in general as well as the fact that other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner. Any failure to successfully implement the Restructuring Plan may result in EC enforcement actions or EC procedures and may have a material adverse impact on the assets, profitability, capital adequacy and business operations of the Group. Moreover, in connection with the implementation of the Restructuring Plan, including any proposed divestments, we or potential buyers may need to obtain various approvals, including of shareholders, works councils and regulatory and competition authorities, and we and potential buyers may face difficulties in obtaining these approvals in a timely manner or at all. In addition, the implementation of the Restructuring Plan may strain relations with our employees, and specific proposals in connection with the implementation may be opposed by labour unions or works councils. Furthermore, following the announcement of the Initial Restructuring Plan, for example, several of our subsidiaries were downgraded or put on credit watch by rating agencies. See ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment — Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our financial strength or our credit ratings could have an adverse impact on our operations and net results’.

Other factors that may impede our ability to implement the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be divested. Similarly, it may also be difficult to divest all or part of our insurance or investment management business through one or more initial public offerings. There can also be no assurance that we could obtain favourable pricing for a sale of all or part of our insurance or investment management business in the public markets or succeed in turning the relevant subsidiaries into viable stand-alone businesses. A divestment may also release less regulatory capital than we would otherwise expect.

Any failure to complete the divestments on favourable terms could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. In case of material non-compliance with the Amended Restructuring Plan, in particular, if we do not succeed in completing divestitures as described in the Amended Restructuring Plan within the timelines set out therein or subsequently agreed upon, do not repay the Core Tier 1 Securities according to the schedule as included in the Amended Restructuring Plan, and/or do not succeed in satisfying the commitments with respect to Nationale-Nederlanden Bank upon divestment of more than 50% of our interest in NN Group c.q in Nationale-Nederlanden Bank and/or by year-end 2015 as described in the Amended Restructuring Plan, the Dutch State will re-notify this to the EC, which may take enforcement actions against ING or require additional restructuring measures. A divestment of more than 50% of ING’s interest as mentioned in this paragraph also means that ING Group (a) no longer has a majority of representatives on the boards of these businesses and (b) has deconsolidated these businesses from ING Group’s financial statements in line with IFRS accounting rules.

The implementation of the divestments announced in connection with the Restructuring Plan, including the separation of our insurance and most of our investment management operations from our banking operations, will also give rise to additional costs related to the legal and financial assessment of potential transactions. The implementation may also result in increased operating and administrative costs. The process of completing the steps contemplated by the Restructuring Plan may be disruptive to our business and the businesses we are trying to divest and may cause an interruption or reduction of our business and the businesses to be sold or otherwise divested as a result of, among other factors, the loss of key employees or customers and the diversion of management’s attention from our day-to-day business as a result of the need to manage the divestment process as well as any disruptions or difficulties that arise during the course of the divestment process. We may face other difficulties in implementing the Restructuring Plan and completing the planned divestments. For instance, the divestments, individually or in the aggregate, may trigger provisions in various contractual obligations, including debt and capital instruments, which could require us to modify, restructure or refinance those or other related obligations. We may not be able to effect any such restructuring or refinancing on similar terms pursuant to the current contractual obligations or at all. In addition, the announced divestments could be the subject of claims or litigation, and a court or regulator could delay any of the divestment transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect our ability to use the funds of the divestments to repay the remaining amount of the Core Tier 1 Securities, reduce or eliminate our double leverage and strengthen our capital ratios as anticipated and eliminate the constraints on competition imposed by the EC.

The limitations required by the EC on our ability to compete and to make acquisitions or redeem certain debt instruments could materially impact the Group.

As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the EU and on our ability to acquire (i) financial institutions and (ii) businesses, insofar as this would delay our repayment of the remaining Core Tier 1 Securities held by the Dutch State. These restrictions in principle apply until the earlier of (1) 18 November 2015, and (2) the date upon which more than 50% of ING´s interest in its insurance and investment management businesses has been divested. We were also required to agree to limitations on our ability to call Tier-2 capital and Tier-1 hybrid debt instruments, which remain subject to authorisations by the EC on a case-by-case basis until the earlier of 18 November 2014 or the repayment of the remaining Core Tier 1 Securities (including the relevant accrued interest on Core Tier 1 coupons and exit premium fees). If the EC does not approve the calling of Tier-2 capital and Tier-1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favourable terms. ING is furthermore restricted to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to the mortgage production of Nationale-Nederlanden Bank until ING has divested more than 50% of its interest in NN Group c.q. Nationale-Nederlanden Bank or until year-end 2015. A divestment of more than 50% of ING’s interest as mentioned in this paragraph also means that ING Group (a) no longer has a majority of representatives on the boards of these businesses and (b) has deconsolidated these businesses from ING Group’s financial statements in line with IFRS accounting rules. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.

Upon the implementation of the Restructuring Plan, we will be less diversified and may experience competitive and other disadvantages.

Following completion of the planned divestments under the Restructuring Plan, we expect to become a significantly smaller, regional financial institution focused on retail, direct and commercial banking in the Benelux region and certain other parts of Europe, as well as selected markets outside Europe. Although we will remain focused on banking operations, we may become a smaller bank than that represented by our current banking operations. In the highly competitive Benelux market and the other markets in which we operate, our competitors may be larger, more diversified and better capitalised and have greater geographical reach than us, which could have a material adverse effect on our ability to compete, as well as on our profitability. The divested businesses may also compete with the retained businesses, on their own or as part of the purchasers’ enlarged businesses. For example, Nationale-Nederlanden Bank is already competing before its planned divestment with our retail banking business in the Netherlands, as Nationale-Nederlanden Bank has been ring-fenced from ING Bank’s operations for this purpose. In addition, the restrictions on our ability to be a price leader and make acquisitions and on our compensation policies could further hinder our capacity to compete with competitors not burdened with such restrictions, which could have a material adverse effect on our results of operations. There can be no assurance that the implementation of the Restructuring Plan will not have a material adverse effect on the market share, business and growth opportunities and results of operations for our remaining core banking businesses.

Our restructuring programs may not yield intended reductions in costs, risk and leverage.

Projected cost savings and impact on our risk profile and capital associated with the Restructuring Plan are subject to a variety of risks, including:

-	actual costs to effect these initiatives may exceed estimates;

-	divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’;

-	initiatives that we are contemplating may require consultation with various regulators as well as employees and labour representatives, and such consultations may influence the timing, costs and extent of expected savings;

-	the loss of skilled employees in connection with the initiatives; and

-	projected savings may fall short of targets.

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

Whenever the overall return on the (remaining) Core Tier 1 Securities issued to the Dutch State is expected to be lower than 10% p.a. and/or in the event that ING does not repay the remaining Core Tier 1 Securities in accordance with the repayment schedule that was submitted to the EC as part of the Amended Restructuring Plan, the EC may consider the imposition of additional behavioural constraints.

As stated in the decision of the EC of 12 November 2008 (in State Aid N 528/2008 — The Netherlands), the Core Tier 1 state-aid measure must be (re)notified to the EC by the Dutch authorities if the overall return on the Core Tier 1 Securities of at least 10% p.a. is not expected to be achieved. In such a case, the EC may require additional (behavioural) constraints as a condition of the compatibility of the measure.

In 2011, ING reported to the Dutch authorities that ING has abstained from paying dividends on its shares for a period of two consecutive years (i.e., 2009 and 2010) as a result of which the EC opened an investigation into ING’s restructuring process. Following the approval of the Amended Restructuring Plan, the EC closed its formal investigations. Pursuant to the Amended Restructuring Plan, we had to repay the then outstanding amount of EUR 3 billion in four equal tranches. On 26 November 2012 and 6 November 2013, ING repaid the first two tranches of EUR 1,125 million each to the Dutch State. Each tranche consisted of EUR 750 million in repayment of Core Tier 1 Securities and EUR 375 million in premiums and interest. After the EUR 1,125 million payment made by ING on 6 November 2013, the remaining two tranches of approximately EUR 1,125 million each are expected to be paid in March 2014 and May 2015, respectively, translating into an overall internal rate of return of 12.5% p.a. Any repayment of the remaining Core Tier 1 Securities is conditional on approval from the DNB. Upon reaching the agreement on the Amended Restructuring Plan, ING indicated that it aims to repay the remaining Core Tier 1 Securities as soon as possible and accelerate repayments to the extent it is deemed prudent under prevailing financial circumstances. If the repayment of a tranche cannot be made in full or in part, ING will be required to make it up by a corresponding increase of the subsequent tranche to be repaid.

The Netherlands committed to re-notify the recapitalisation measure in the event that ING does not repay in full two consecutive tranches. Moreover, if ING does not repay a total of EUR 4.5 billion by 15 May 2015, the Dutch State commits to re-notify the recapitalisation measure.

If ING is unable to repay the remaining Core Tier 1 Securities according to the above-mentioned deadlines and other terms agreed with the EC, this could result in the EC imposing additional (behavioural) constraints on us or taking any enforcement action against us.

ADDITIONAL RISKS RELATING TO OWNERSHIP OF ING SHARES

Because we are a Dutch company and because Stichting ING Aandelen holds more than 99.9% of our Ordinary Shares, the rights of our depositary receiptholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as an equity investor.

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

-	our interests, and

-	the interests of our affiliates.

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

The share price of our bearer depositary receipts has experienced periods of volatility in the past, and the share price and trading volume of our bearer depositary receipts may be subject to significant fluctuations in the future, due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

-	market expectations of the performance and capital adequacy of financial institutions in general;

-	investor perception of the success and impact of our strategies;

-	investor perception of our positions and risks;

-	a downgrade or review of our credit ratings;

-	the implementation and outcome of our Restructuring Plan;

-	potential litigation or regulatory action involving ING or sectors that we have exposure to through our insurance and banking activities;

-	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

-	general market circumstances.

There can be no assurance that we will pay dividends on our Ordinary Shares in the future.

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. See ‘Item 8. Financial Information — Dividends’. Given the uncertain financial environment, ING did not pay an interim dividend in 2013 and intends to resume dividend payments when all remaining Core Tier 1 Securities have been repaid to the Dutch State and the regulatory capital requirements of Basel III have been met. However, there can be no assurance that we will pay dividends in the future.

The remaining Core Tier 1 Securities issued to the Dutch State may be converted into Ordinary Shares or bearer depositary receipts and dilute existing shareholders.

The terms of the Core Tier 1 Securities permit us, on or after 12 November 2011, to convert any or all of the remaining Core Tier 1 Securities (EUR 1.5 billion per 6 November 2013) into Ordinary Shares or bearer depositary receipts on the basis of one Core Tier 1 Security for 1,335 Ordinary Shares on a one-for-one basis (subject to customary adjustments as may be necessary to preserve economic equivalence) or bearer depositary receipts. Any such conversion would dilute existing shareholders. If we exercise our conversion right, the Dutch State may opt to require us to redeem the Core Tier 1 Securities on the conversion date at the original issue price of EUR 10 per Core Tier 1 Security, together with the pro rata coupon, if due, accrued to such date.

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

Our mission

To set the standard in helping our customers manage their financial future. ING aims to deliver financial products and services in the way our customers want them: with exemplary service, convenience and at competitive prices.

Our profile

ING is a global financial institution of Dutch origin, currently offering banking, investments, life insurance and retirement services. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments. The strength of the Company is, among other things, based on its relatively high customer satisfaction levels, solid financial position, multi-channel distribution strategy and international network. Moreover, ING is a sustainability leader in its sector. ING currently serves more than 48 million customers in over 40 countries. ING has more than 75,000 employees.

Our focus

ING’s focus is on increasing customer satisfaction, simplifying its organisation and product offering, strengthening its financial position and solidifying the sustainability of its business model.

Our stakeholders

ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders such as customers, employees, supervisors, shareholders, civil society organisations and regulators. As required by Dutch law since 2013, ING’s Supervisory and Executive Boards, but also a broad group of directors committed to a set of behavioural principles, known as the “Banker’s Oath”.

Our strategy

ING has strategic priorities at the Group, Bank and Insurance (NN Group) levels. All are ultimately in line with our mission. ING Group’s strategic priorities in 2013 were: strengthening our financial position, restructuring, repaying the remaining state aid and building both stronger and sustainable banking and insurance/investment management businesses. ING Bank’s strategic aim is to be a strong, predominantly European bank for its customers. ING Bank wants to be a leading domestic full-service bank in attractive, stable home markets, as well as a leading commercial bank in the Benelux with a strong position in Central and Eastern Europe. A refined and sharpened Bank strategy for 2014 and onwards will be presented in the first half of 2014. NN Group’s focus is on service to customers, generating capital, growing profitability and improving efficiency. Its strategy is about offering appealing and easy-to-understand products and services, multi-access distribution and efficient and effective operations in the 18 countries in which it is active.

Our corporate responsibility

ING wants to build its future on sustainable profit based on sound business ethics and respect for its stakeholders. Our Business Principles prescribe the corporate values and the responsibilities we have towards society and the environment: we act with integrity, we are open and clear, we respect each other and we are socially and environmentally responsible. ING managed to further solidify the sustainability of its business model in 2013, by taking steps towards greater transparency and by growing our sustainable products offerings across all our business lines.

Our progress on restructuring

ING has substantially completed the separation of its banking and insurance operations. This is required by the European Commission (EC), but ING also thinks it is in the interests of all stakeholders, especially of our customers. The main reason is that it simplifies the organisation, which makes it easier to manage it. We made significant progress with our restructuring programme in 2013. As a result, we have now reached the final stage of this process.

During 2013, ING reached several milestones, for example:

•	The unwinding of the illiquid assets back-up facility (‘IABF’) was agreed upon in 2013. It was completed early 2014.

•	A successful initial public offering (IPO) of the US insurance business (ING U.S.).

•	Completion of the divestment of ING Insurance/IM Asia.

•	An agreement in November 2013 with the EC on revised timelines for the European and Japanese Insurance divestments, which together formed ING Insurance and were renamed NN Group on 1 March 2014.

•	In 2013, ING Insurance revealed its future brand name: NN.

The preparations for the base case IPO of NN Group are progressing well, which is expected to allow us to go to the market in 2014.

Our repayment to the Dutch State

ING is grateful for the support the Dutch State extended during the financial crisis years 2008 and 2009. Milestones in 2013 were:

•	An agreement with the Dutch State on the unwinding of the IABF. The unwinding was completed early 2014 and resulted in a cash profit for the Dutch State of EUR 1.4 billion.

•	ING received EUR 10 billion in state aid in November 2008. Including the latest repayment in November 2013, ING has so far repaid EUR 11.3 billion, including EUR 8.5 billion in principal and EUR 2.8 billion in interest and premiums. The final tranches are scheduled to be paid by March 2014 and by May 2015. The total annualised return for the Dutch State is expected to be 12.5%. The total contribution to the Dutch State to date of EUR 4.9 billion includes premiums and interest on the repayment of core Tier 1 securities, the unwinding of the IABF, guarantee fees paid on the government guaranteed bonds issued in 2009 and bank levies.

Our financial position

ING places great importance on strengthening its financial position in order to put itself in the best position to facilitate the economy. In 2013 we gained in financial strength. Our funding position improved, our capital and liquidity position remained strong and earnings remained resilient. However, risk costs went up slightly in a weak economic year in many of the markets in which we operate.

Our future

The ING of tomorrow will definitely be different from the ING of today. With a refined and sharpenend strategy for ING Bank to be presented in the first half of 2014 and a scheduled IPO for the insurance business, 2014 is set to be an important year for ING and all our stakeholders.

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Divestments announced in 2014

ING’s Taiwanese investment management business

On 10 January 2014, ING announced that it has reached an agreement to sell ING Investment Management (IM) Taiwan, its Taiwanese asset management business, to Japan-based Nomura Asset Management in partnership with a group of investors. The transaction is not expected to have a significant impact on ING Group results. The transaction is subject to regulatory approval and expected to close in the second quarter of 2014.

Partial divestments effective in 2013 – ING U.S.

In May 2013, ING U.S. was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.25%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in ING U.S. to approximately 57%. Reference is made to Note 59 ‘Other events of Note 2.1 to the consolidated financial statements’.

Divestments effective in 2013 and divestments announced in 2013 but not closed – Asia

In 2012, ING’s Insurance and investment management businesses in Asia and the (internally) reinsured Japan SPVA business in corporate reinsurance were classified as held for sale and discontinued operations. Various individual divestment transactions were agreed. The Asian Insurance and Investment Management businesses and the (internally) reinsured Japan SPVA businesses in Corporate Reinsurance were previously included respectively in the segments Insurance Asia/Pacific, Investment Management and Other before they were classified as discontinued

operations. After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that a standalone divestment of ING Life Japan, including its Corporate Owned Life Insurance (COLI) and Closed Block VA businesses, is not feasible in a manner that would meet the demands of regulators and other interest holders. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as held for sale and discontinued operations in 2013. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 36 ‘Discontinued operations’ and Note 59 ‘Other events’ of Note 2.1 to the consolidated financial statements.

Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million. The transaction closed on 3 December 2013.

Insurance in Hong Kong, Macau, Thailand

In October 2012, ING reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of EUR 1.6 billion (USD 2.1 billion) in cash. A net gain of EUR 945 million is recognised in 2013. The transaction closed on 28 February 2013.

ING’s investment management business in Thailand

In November 2012, ING reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. ING received a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction closed on 3 May 2013.

ING’s investment management business in Malaysia

In December 2012, ING reached an agreement to sell its 70%-stake in ING Funds Berhad (IFB), ING’s investment management business in Malaysia, to Kenanga Investors Berhad (Kenanga Investors), a wholly owned subsidiary of K & N Kenanga Holdings Berhad (Kenanga). Tab Inter-Asia Services Sdn Berhad has also agreed to sell its 30% stake in IFB to Kenanga Investors. The transaction closed on 19 April 2013.

Joint venture ING Vysya Life

In January 2013, ING agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. ING’s exit from the Indian life insurance joint venture is part of the previously announced intended divestment of ING’s Insurance and investment management businesses in Asia. The transaction resulted in a net loss of EUR 15 million which was recognised in 2012. The transaction closed on 22 March 2013.

Joint venture KB Life

In April 2013, ING agreed to sell its 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life) to joint venture partner KB Financial Group. ING received a total cash consideration of EUR 115 million (KRW 166.5 billion) for its 49% stake in KB Life. The transaction closed 20 June 2013.

Joint venture ING-BOB Life

In July 2013, ING agreed to sell its 50% stake in its Chinese insurance joint venture ING-BOB Life Insurance Company to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction, which is subject to regulatory approval, is not expected to have a significant impact on ING Group results. This announcement does not affect ING Bank’s 13.7% stake in Bank of Beijing, nor does it affect ING’s Commercial Banking activities in China.

ING’s investment management business in South Korea

In July 2013, ING reached an agreement to sell its investment management business in South Korea to Macquarie Group, an Australia based, global provider of financial services. The transaction did not have a significant impact on ING Group results. The transaction closed on 2 December 2013.

ING Life Korea

In August 2013, ING announced that it has reached an agreement to sell ING Life Korea, its wholly owned life insurance business in South Korea, to MBK Partners for a total purchase price of EUR 1.24 billion (KRW 1.84 trillion). Under the terms of the agreement, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of EUR 80 million (KRW 120 billion). ING has also reached a licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING will continue to provide technical support and advice to ING Life Korea. The transaction resulted in an after tax loss for ING Group of EUR 1.0 billion. This transaction closed on 24 December 2013.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

Divestments effective in 2013 – ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement does not affect ING’s Commercial Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which is recognised in 2013. The transaction closed on 29 November 2013.

Divestments effective in 2013 – ING Direct UK

In October 2012, ING reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the approximately EUR 13.4 billion (GBP 11.6 billion) of savings deposits and approximately EUR 6.4 billion (GBP 5.5 billion) of mortgages of ING Direct UK have been transferred to Barclays. The agreement resulted in an after tax loss of EUR 260 million which was recognised in 2012. The transaction closed on 6 March 2013 and a gain of EUR 10 million was recognised on the final settlement. In 2012, ING Direct UK was classified as held for sale. ING Direct UK was included in the segment Retail Rest of World.

For the years 2012 and 2011, see Note 55 of Note 2.1 to the consolidated financial statements.

FINANCIAL AND REGULATORY ENVIRONMENT

In 2013, the eurozone emerged from recession and embarked on a gradual and fragile recovery. Continuing weakness of domestic demand, combined with low inflation, prompted the European Central Bank to lower interest rates and consider further options. The Federal Reserve on the other hand had been considering the phase-out (“tapering”) of its monetary asset purchases, given the progress of the US recovery. Financial markets were resilient in 2013, although the prospect of tapering hurt emerging markets.

During 2013, progress was made on a wide range of regulatory initiatives that had been set in motion after the financial crisis. Important legislative proposals were already underway to strengthen banks’ capital and liquidity positions and to ensure the resolvability of banks. The decision in June 2012 to move towards a European banking union was followed up in 2013 by further work on the initiatives to create a Single Supervisory and Single Resolution Mechanism (‘SSM and SRM’) for the eurozone. The SSM was agreed upon in 2013 and is expected to become operational by November 2014. Although progress on regulatory change was substantial in 2013, several agreements and compromises that were reached on some of the key issues may hamper the realisation in the short term of a true level playing field. ING is concerned that, as a consequence, the single European banking market will remain fragmented and that this will continue to limit the ability of cross border banks to support the recovery of the European economy.

SLOW ECONOMIC RECOVERY, BUOYANT FINANCIAL MARKETS

Eurozone emerged from recession in 2013

After six consecutive quarters of negative growth, the Eurozone emerged from recession in 2013. From the second quarter onward, the currency bloc embarked on a slow and gradual recovery. This revival was mostly export-led, as domestic demand in many European countries remained depressed by austerity measures and deleveraging. Eurozone inflation fell from 2% at the start of 2013 to around 1% at year-end. This was partly driven by declining contributions of food and energy prices. But inflation of other goods and services also fell, as the slack in the European economy remained substantial and kept labour costs low. Low inflation also prompted talk about deflation, and the European Central Bank (ECB) reacted with a rate cut in November. With the ECB’s main refinance rate at 0.25% and the deposit facility at 0.0%, room for further conventional rate cuts was running out.

The US economy performed better, even despite fiscal headwinds in the form of sizeable tax increases and austerity measures, and a temporary government shutdown in October 2013. Negative effects on household income were offset by low interest rates that pushed debt service payments as a percentage of household income to their lowest levels in over 20 years. The US housing market also gathered steam, fuelled by record-low mortgage rates in early 2013. China recovered from the growth slowdown of late 2012, although growth seemed to be financed for a worryingly large part by credit. Economic and financial reforms are underway though.

Taper prospects reality check for otherwise buoyant Financial Markets

Financial markets in developed economies had a good year, with stock indices up by double digits. It is difficult to overestimate the importance of the European Central Bank’s Outright Monetary Transactions programme for the restoration of confidence in the eurozone. The gradual progress towards crisis resolution and banking union in Europe also helped to cement the positive sentiment. Financial markets shrugged off the Cyprus bank restructuring and political problems in various countries during 2013: spreads between European sovereigns continued to decline. In the second half of 2013, sentiment was also supported by the fact that the eurozone was emerging from recession.

Financial markets did react when the Federal Reserve announced it was considering to phase out its monthly asset purchases (“tapering”) in May. While this did not bring forward a rate increase, emerging markets saw an outflow of capital and their equity, bond and currency markets experienced marked losses. This did not cause major problems though, as emerging markets’ shock absorbers are now far stronger than before, with more flexible exchange rate regimes, more abundant official reserves and less debt in foreign currency.

Important developments in Regulation and supervision

The most prominent development in 2013 was the agreement on the Single Supervisory Mechanism, which will result in a transfer of prudential regulatory powers from eurozone national authorities to the ECB. This will become effective in November 2014 and constitutes an important first step in creating a European banking union. In general, progress was made with a wide range of other regulatory initiatives. Nevertheless, ING is concerned that several agreements that were made in 2013 are compromises that hamper the realisation in the short term of a true level playing field. As a consequence, the single European banking market will remain fragmented, which will continue to limit the ability of cross-border banks to support the recovery of the European economy.

Bank-wide regulation

Capital Requirements Regulation and Directive IV (‘CRR/CRD IV’)

In 2013, the European Union adopted a legislative package to implement the Basel III agreement in the EU legal framework. This new package consists of the Capital Requirements Directive IV (CRD IV) and the Capital Requirements Regulation (CRR). CRR/CRD IV was officially agreed upon, allowing for the application of the Regulation on 1 January 2014. The Directive will have to be transposed into national law and because of this a few months delay is envisaged. ING is compliant with the requirements set in the CRR and is waiting for EBA (European Banking Authority) final technical standards to be approved to allow for full implementation. Other important key elements of the Basel III-package are still subject to further consideration and calibration such as the liquidity ratios and the leverage ratio.

Banking Union: Single Supervisory Mechanism (‘SSM’)

In 2013, the SSM was agreed upon, whereby prudential regulatory powers will be transferred from eurozone national authorities to the European Central Bank (ECB). As a result, approximately 130 of the eurozone’s largest banks will be directly supervised by the ECB from November 2014. In the opinion of ING the SSM constitutes an important first step in creating a European banking union. It will help to reduce the current inter-dependency between national governments and national banking systems, and at the same time will help restoring confidence and growth in the eurozone and the wider European single market. Moreover, it will contribute to eliminating uncoordinated national supervisory practices, which are restricting cross-border banks such as ING from transferring funds within the company and from financing the economy in the most efficient way.

Bank Recovery and Resolution Directive (‘BRRD’)

In December 2013, the BRRD was agreed upon which needs to be transposed into national law by 1 January 2015. It requires banks to create recovery and resolution plans, and for an ex-ante (“before the event”) financed resolution mechanism to be set up. Moreover, the BRRD requires member states’ legislation to allow for resolution authorities to use the bail-in tool in case of bank failure. ING has had its recovery plan in place since November 2012 and work on resolution planning is in progress in cooperation with DNB and the Dutch Ministry of Finance. The bail-in tool is an important mechanism in any future resolution scheme as it gives resolution authorities the power to write down claims of unsecured creditors of a failing institution and to convert these claims into equity. The instrument applies to unsecured liabilities with a number of exceptions, such as guaranteed deposits and secured liabilities (including covered bonds). The precise modalities of the bail-in rules are still under discussion. ING supports the bail-in rules as they are an important component of the new regulatory framework, aimed at reducing the possibility that tax payer money will be needed to bail-out institutions in future crises. Although it was originally foreseen that bail-in rules would apply from 2018, the EU agreed in December 2013 that they will take effect on 1 January 2016.

For more information, see Item 3. Risk factors – ‘We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’.

Contributions (Deposit Guarantee Scheme) and bank levies

On 1 February 2013, the Dutch State nationalised SNS REAAL, the fourth-largest systemically important bank in the Netherlands. The nationalisation, carried out under the Netherlands’ 2012 law on bank intervention, resulted in shareholders subordinated debt (up to EUR 1 billion) holders being bailed-in. To reduce the amount of taxpayer money needed for the nationalisation, the government imposed a one-time levy of EUR 1 billion on Dutch banks as a contribution to the SNS nationalisation. This levy will need to be paid by the banks in 2014. To avoid a disproportionate financial burden for banks and in view of the ability of banks to lend to the economy, the introduction of the ex-ante Deposit Guarantee Scheme (‘DGS’) was postponed to 1 July 2015. A number of countries in which ING operates have bank taxes in place. In 2013 the total amount of such taxes paid by ING amounted to approximately EUR 200 million.

This included EUR 149 million of Dutch banking tax and approximately EUR 50 million of banking taxes in six other EU countries.

Remuneration

On 26 November 2013, the Dutch Ministry of Finance opened up a consultation on draft legislation on remuneration within the financial sector. The anticipated effective date of the legislation is 1 January 2015. The legislation introduces a cap for variable remuneration of 20% of fixed remuneration for staff covered by a Collective Labour Agreement (‘CLA’) in the Netherlands. The following exceptions are currently included:

•	For staff in the Netherlands who are not exclusively covered by the CLA, the 20% cap does not apply on an individual basis, but it applies to the average across ING in the Netherlands.

•	For staff that work predominantly outside of the Netherlands, but within the EU, there is an individual cap of 100% of variable remuneration for all staff.

•	For staff that work predominantly outside the EU, there is an individual cap of 200% of variable remuneration for all staff, subject to shareholder approval and notification to the regulator.

The proposal also covers a number of other topics, such as strict conditions on severance pay, prohibition on guaranteed bonuses, and tightening of claw-back options.

European and local efforts to improve customer protection

In 2013, the European Commission (‘EC’) continued its legislative efforts to improve consumer protection in financial services, particularly for mortgages, investment products and bank accounts. In addition to EU legislative proposals, various local initiatives to increase consumer protection took place. In the Netherlands, a general duty of care for financial services providers was introduced in the Financial Supervision Act on 1 January 2014. In addition, various regulators attempted to strengthen consumer protection by publishing regulations, guidance and best practices. The Financial Markets Authority (‘AFM’) continued its efforts to enhance client centricity within banks in the Netherlands. The AFM is also investigating whether some of the consumer protection instruments should be extended to small business clients of banks.

Financial Markets regulation

European Market Infrastructure Regulation (‘EMIR’)

One of the most significant regulatory developments in the financial markets in 2013 was the commencement of the phasing in of EMIR. The main goal of EMIR is to better protect parties to over-the-counter (‘OTC’) derivatives transactions, as well as the derivatives market as a whole. This EU regulation on OTC derivatives, central counterparties and trade repositories came into force in August 2012 and began to be phased in during 2013. Delegated acts for the Regulation entered into force in March 2013, requiring trade repositories to apply for recognition under EMIR and also requiring central counterparty clearinghouses to apply for authorisation under EMIR. ING has worked hard to comply with increased reporting requirements on outstanding derivative contracts. In addition, ING has helped clients meet EMIR’s requirements.

Markets in Financial Instruments Directive (‘MiFID’)

MiFiD is a European Union law that aims at harmonising regulation for investment services across the European Economic Area (EEA). MiFiD first became effective in November 2007 and is now being revised to create MiFiD II. Among the main objectives of the revision are the aim to strengthen investor protection and more robust and efficient market structures. At the end of 2013, the negotiations between European Commission, European Parliament (EP) and Council of the European Union were their final stages. In anticipation of the new rules, implementation of MiFID within ING will gradually start in the course of 2014, with full implementation expected in 2016. As the Dutch government has developed national legislation that prohibits granting or receiving inducements for investment services from January 2014, the impact of MiFID II will be limited in this area. The full impact on ING’s financial markets business has yet to be determined, but it is expected to be meaningful.

Benchmarks

In 2013, financial benchmarks such as LIBOR were at the centre of attention due to manipulation by banks of the submissions to these benchmarks. In 2013, the International Organisation of Securities Commissions (‘IOSCO’) and the European Securities and Markets Authority (‘ESMA’) issued principles for the benchmark setting process that ING fully underwrites. ING has been compliant with the IOSCO and ESMA principles in its submissions to benchmark panels such as ‘EURIBOR’ and ‘EONIA’. In September 2013, the EC published a legislative proposal for a Regulation on benchmarks which aims to address concerns about the integrity and accuracy of benchmarks by regulating administrators of benchmarks, contributors to benchmarks and benchmark users.

Bank structural reform

Throughout 2013, discussions on further structural reforms to the EU’s banking market continued. In the summer, the EC held a consultation on the main options under consideration as a followup to the Liikanen report. The focus of the consultation was on the structural separation of certain trading activities in case the size of these activities compared to a bank’s total activities exceeded certain thresholds. The EC is expected to come up with a legislative proposal in early 2014. Based on the Liikanen report (October 2012), the separation proposal should not negatively affect ING’s business model. ING believes in the strength of the universal banking model, combining retail and commercial banking activities. The universal banking model brings major benefits in terms of risk diversification, capital and liquidity management and consumer choice, while fulfilling the needs of long-term customer banking relationships. In June 2013, a Committee of Experts (‘Commissie Wijffels’) advised the Dutch government on the future structure of Dutch banking sector. The Committee presented recommendations on how to make it more resilient and how to improve its ability to service the economy. Taking into account the Committee’s recommendations, the Dutch government released a vision document on the Dutch banking industry in August 2013. The main features of this vision are the need for a higher leverage ratio of at least 4% in EU negotiations; a reduction in the maximum loan-to-value (i.e. mortgage loan to house value) to 100% in 2018, and 80% in the longer term; and further support, in principle, for a more co-ordinated EU approach towards regulating the industry.

Banker’s oath

In 2013, members of ING’s Supervisory and Executive Boards and a broad group of directors of various ING entities signed a financial institutions oath, commonly referred to as the “Banker’s Oath”. Since 1 January 2013 Dutch law requires that Supervisory and Executive Board members of financial institutions in the Netherlands take this oath and thus commit to a set of behavioural principles that reconfirms the industry’s commitment to ethical behaviour.

Retail Bank regulation

Mortgage lending

In early 2013, the Council of the European Union approved the Mortgage Credit Directive, which aims at preventing irresponsible lending and maintaining financial stability. The measure also standardises how loans are advertised to help borrowers compare them but allows member states to keep existing national regulation intact. The final text of the Directive was published in December 2013. The deadline for EU member states to transpose it into national law is expected to be mid-2015. ING offers mortgages in several European countries and will therefore have to comply with different regulations in each.

Payment accounts

In May 2013, the EC published a draft of the Basic Payment Accounts Directive. This Directive aims to increase the comparability of fees and services, and make it easier to switch accounts. The measure would also oblige banks to open a basic payment accounts for any EU resident who applies for one, irrespective of his or her financial condition. The legislative process is expected to be finalised before the European Parliamentary elections in May 2014, after which the Directive needs to be transposed into national law by mid-2015. Depending on the adoption of cross-border switching and account opening measures, the Directive will have limited impact on ING’s payments account processes. ING already offers payment accounts at transparent low fees in several EU member states and facilitates easy switching.

Insurance regulation

Solvency II

Throughout 2013, the European Commission, European Parliament and the Council (‘the trilogue partners’) continued their efforts to develop the capital adequacy framework for the insurance sector, Solvency II. In November 2013, the trilogue partners reached a milestone with an agreement on key elements of the framework, but several other important elements are not expected to be finalised until the second half of 2014. Solvency II’s implementation date is planned for 1 January 2016.

The European supervisory authority for insurers, (‘EIOPA’), published “interim measures” for member states, explaining to national supervisors how they can translate certain elements of Solvency II into their national laws in 2014. The measures include requirements on the system of governance, an annual assessment of own risks, extensive supervisory reporting requirements and guidelines for a formalised process for internal model applications. As the interim measures are generally aligned with Solvency II requirements, implementation of these measures is part of our broader efforts to become Solvency II compliant.

ComFrame

ComFrame, short for Common Framework for the Supervision of Internationally Active Insurance Groups (‘IAIGs’), is a global initiative started by the International Association of Insurance Supervisors (‘IAIS’) in 2010. It aims to develop methods for the group-wide supervision of internationally active insurance companies, established to create a comprehensive framework for supervisors to address group-wide activities and risks, and to foster global convergence. The IAIS continued its public consultation of ComFrame in 2013 and it is on schedule for adoption in 2018. In October 2013, the IAIS said it would develop a risk-based global Insurance Capital Standard (‘ICS’), using ComFrame as the vehicle for its implementation. ICS development will start in 2016, with implementation by 2019. As ING is an IAIG, it is closely monitoring the development of ComFrame and ICS.

Consumer protection package

In July 2012, the European Commission published legislative proposals to improve consumer protection in financial services. With the package, the Commission aims to address lack of transparency, low awareness of risks and poor handling of conflicts of interest. The package is composed of three legislative proposals: a regulation on key information documents for Packaged Retail Investment Products (‘PRIPS’), a revision of the Insurance Mediation Directive (IMD2), and better protection for buyers of Undertakings for Collective Investments in Transferable securities (‘UCITS’) funds.

In 2013, the package was discussed in the European Parliament and the Council. The legislation may have a considerable impact on the distribution of insurance and retail investment products by setting higher standards for transparency and selling practices. ING will continue to monitor developments on the consumer package closely. Since we hold consumer protection in high regard, ING welcomes this initiative and will follow its further development closely.

Dutch solvency rules

During 2013, the Dutch Ministry of Finance developed legislation which adapts local capital adequacy rules for life insurance companies. The legislation, the so-called “Besluit Prudentiële Regels” (‘BPR’) 2014, became effective on 1 January 2014. BPR 2014 will leave the current calculation method of the Solvency I Wft (“Wet op het financieel toezicht’) with the Ultimate Forward Rate (‘UFR’) ratio untouched, but introduces a new metric for discussion with the supervisor which will not be disclosed. This Theoretical Solvency Criterion (‘TSC’) needs to be met by the insurer. If the solvency position of the relevant NN Group life insurance entity is below the TSC, DNB is entitled to require that a declaration of no objection be obtained from DNB before making any distributions of capital (including dividends) and reserves to the Issuer and DNB is also entitled to require that the relevant entity submit a recovery plan.

STRATEGY

ING continues to focus on increasing customer satisfaction, simplifying its organisation and product offering, strengthening its financial position and solidifying the sustainability of its business model. This is taking place against the backdrop of fast-changing technology and customer expectations, subdued economic growth and an uncertain regulatory environment.

ING has substantially completed the separation of its banking and insurance operations. This is required by the European Commission, but ING also thinks it is in the interests of all stakeholders, especially of our customers. The main reason is that it simplifies the organisation. We made significant progress with our restructuring programme in 2013. As a result, we have now reached the final stage of this process. A refined and sharpened Bank strategy for 2014 and onwards will be presented in the first half of 2014.

STRATEGIC PRIORITIES AT THREE LEVELS

ING has strategic priorities at the Group, Bank and Insurance levels. All are ultimately in line with our mission: To set the standard in helping our customers manage their financial future. ING aims to deliver financial products and services in the way our customers want them: with exemplary service, convenience and at competitive prices.

ING Group’s strategic priorities in 2013 were: strengthening our financial position, restructuring, repaying the remaining state aid and building both stronger and sustainable banking and insurance/ investment management businesses.

ING Bank’s strategic aim is to be a strong, predominantly European bank for its customers. ING Bank wants to be a leading domestic full-service bank in attractive, stable home markets, as well as a leading commercial bank in the Benelux with a strong position in Central and Eastern Europe.

On the insurance side, the focus is on service to customers, generating capital, growing profitability and improving efficiency. NN Group’s strategy is therefore about offering appealing and easy to understand products and services, multi-access distribution and efficient and effective operations in the 18 countries in which it is active.

In the following, we will report on the progress that was made in 2013 on these strategic priorities.

STRATEGIC CONTEXT

At ING we believe that a focus on our customers is a good basis for contributing to the creation of a healthy economy and stable society. It gives clear direction to our employees and we believe that it helps to provide good returns for our shareholders.

Our goals are to help people and businesses build their future, to realise their ambitions and to help them manage their financial risks. We want to be a financial institution our customers are comfortable with and are eager to refer to friends, colleagues, business partners and family. We put the customer first, offering her or him superior experiences at attractive costs and giving employees opportunities to grow and go the extra mile for customers.

The strength of the company is, among other things, based on its relatively high customer satisfaction levels, solid financial position, multi-channel distribution strategy and international network. ING is a sustainability leader in its sector. Bank-specific strengths are a strong brand awareness in countries where we are active, and the fact that we are a pioneer in digital banking.

ING invests in building solid relationships with its customers, based on the quality of service and sound financials. We believe opportunities can arise if we continue to work hard on regaining trust, demonstrating that we care, explaining better why certain strategic choices are made and also on getting more out of the wealth of talent we have within our workforce.

Strengths

•	Positive recognition from customers in many countries for its banking and insurance services.

•	Solid financial position.

•	Multi-channel distribution strategy.

•	International network.

•	Sustainability leader in its sector.

Bank-specific

•	Pioneer in digital banking.

•	Well-known, strong brand.

Weaknesses

•	Subdued economic growth in some of the core markets.

•	Financial sector has an unfavourable public image in many countries.

Opportunities

•	Regaining trust and demonstrating care, especiallytowards customers.

•	Transparency. Explaining better why strategic choices are made.

•	Cultural change. Tapping more into the talents of employees. Further developing a transparent no-nonsense culture.

Bank-specific

•	Frontrunner position in digital solutions give the Bank an edge in innovation.

Threats

•	Ongoing uncertainty about regulatory changes. Lack of an international level playing field.

Bank-specific

•	Possibly from new entrants from outside of the industry.

ING’s solid foundations, based on a long legacy as a financial institution, give us an excellent starting position to face existing and future challenges, and to grasp opportunities to become a better company for all our stakeholders. Specifically on the banking side of the business, we strive to make optimal use of our leading position in digital banking.

STRENGTHENING THE FINANCIAL POSITION

ING places great importance on strengthening its financial position in order to put itself in the best position to facilitate the economy. In 2013 we gained financial strength. Capital and funding improved, our liquidity position remained strong, earnings remained resilient. However, risk costs went up slightly in a weak economic year in many of the markets in which we operate.

In January 2012, the Bank unveiled Ambition 2015, a set of aspirations that included increasing our capital. Attaining a core Tier 1 capital ratio under Basel III of at least 10% by 2013 was a target we managed to sustain throughout 2013. At year-end, it stood at 11.7% under Basel II and 10.0% on a fully loaded pro-forma basis under Basel III. The leverage ratio under Basel III was 3.9%, which is also in line with Ambition 2015 (4.0%) and already complies with the CRD IV threshold of 3.0% by 2015.

ING Bank is making clear progress on meeting the other regulatory CRD IV-requirements, and other aspects of ambition 2015. For example, ING maintained a liquidity coverage ratio of more than 100% in 2013; a level we aimed at for 2015. Also, the targeted balance sheet optimisation at ING Bank is substantially complete.

ING Bank’s underlying result before tax was mainly driven by a strengthening of the interest margin, less volatility in credit and debt valuation adjustments (‘CVA/DVA’) in Commercial Banking and the Corporate Line, and the absence of de-risking losses in 2013. The profitability of ING Bank went up: the underlying return on IFRS-EU equity was 9.0% in 2013, which is higher than it was in 2012 (7.0%) and brings our 2015 target within reach (10 to 13%).

Our strong funding position enabled us to continue supporting our customers through lending in 2013.

Strong cost control continues to be a priority at the Bank in order to remain competitive and to be able to face external factors, such as high regulatory costs and bank taxes. The underlying cost/income ratio improved from 60.3% in 2012 to 56.8% in 2013.

Results at NN Group showed significant improvement in 2013, on an operating basis. The improvement reflects a higher investment margin following the partial transfer of assets and liabilities from WestlandUtrecht Bank to Nationale-Nederlanden Bank, lower expenses resulting from the transformation programme in the Benelux, improved results in the non-life business and lower funding costs.

STRONG PROGRESS ON RESTRUCTURING PLAN AND REVISION OF TIMELINES

During 2013, ING made progress on its Restructuring Plan to fully separate its banking and insurance and investment management activities. We reached several milestones, for example:

•	A successful initial public offering (IPO) of the US insurance business (ING U.S.).

•	Completion of the divestment of ING Insurance/IM Asia.

•	An agreement in November 2013 with the EC on revised timelines for the European and Japanese Insurance divestments, which together formed ING Insurance and were renamed NN Group on 1 March 2014.

The preparations for the base case IPO of NN Group are progressing well, which is expected to allow us to go to the market in 2014.

Delevering on restructuring

ING continued to make strong progress on its restructuring programme in 2013, entering the end-phase of its transformation.

To meet the agreement with the European Commission (‘EC’) of November 2012, ING had to divest more than 50% of its Asian and 25% of its US insurance and investment management activities by 2013. Both requirements were met:

•	The divestment of the Asian insurance and investment management activities was effectively completed in 2013.

ING Life Japan will be included in the scope of the NN Group base case IPO in 2014. In May 2013 ING U.S. started trading on the New York Stock Exchange under the ticker symbol VOYA. The successful sale of 38 million ING U.S. shares in October 2013 brought ING’s stake down to 57%. The divested 43% was more than the required 25% and moved ING closer to meeting the required divestment of over 50% by the end of 2014. 100% has to be reached by year-end 2016.

ING was also able to reduce the core debt from EUR 7.1 billion at year-end 2012 to EUR 5.0 billion at year-end 2013. This was due to strong capital generation within ING Bank, allowing an upstream payment to the Group, as well as to proceeds from the US IPO and the sale of part of the direct stake in the Brazilian insurer Sul América S.A. (SulAmérica). As ING has committed to eliminate core debt, proceeds from the divestments will be used to that end, provided they are not needed to maintain the leverage of the remaining insurance businesses. The value of the remaining 57% stake in ING U.S., the remaining stake in SulAmérica and the European Insurance business will be more than sufficient to cover the residual core debt of the Group.

Other divestments announced and/or completed in 2013 were:

•	ING’s 26% interest in Vysya Life Insurance. Insurance units in Hong Kong, Macau and Thailand.

•	ING’s investment management business in Taiwan.

•	ING’s 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life).

•	ING’s investment management business in South Korea.

•	ING Life Korea, which was ING’s wholly-owned life insurance business in South Korea.

•	ING’s 70% stake in the Malaysian investment management business.

•	The Thai investment management units.

•	ING’s 50% stake in its Chinese insurance joint venture ING-BOB Life Insurance Company.

•	ING’s 33% stake in China Merchants Fund.

•	The Mexican mortgage business.

The divestments in 2013 made ING a simpler, smaller and stronger company.

Revision of timelines

On 6 November 2013 ING announced that, together with the Dutch State, it had reached an agreement with the EC on revised timelines for the European and Japanese Insurance and Investment management divestments:

•	The timeline to divest more than 50% of these businesses remains unchanged at year-end 2015.

•	The deadline to divest 100% of these businesses was accelerated from year-end 2018 to year-end 2016.

•	The entity for the base case IPO of ING’s European insurance and investment management activities, will include ING Life Japan. ING Life Japan is therefore to be divested in line with timelines for the European Insurance and Investment management businesses.

The reason for the amendments was that a standalone sale of ING Life Japan was not considered feasible in a manner that meets the demands of ING’s stakeholders. After carefully exploring and evaluating the options available for the divestment of ING Life Japan, the outcome was its inclusion in the entity for the base case IPO. As part of the revised agreement, ING will accelerate the timeline as described to year-end 2016. This provides further clarity on the base case IPO of NN Group. The preparations for this are progressing well, which is expected to allow us to go to the market in 2014.

REPAYING STATE AID

ING is grateful for the support the Dutch State extended during the financial crisis years 2008 and 2009. In 2013 two major milestones were reached:

•	An agreement was reached with the Dutch State on the unwinding of the Illiquid Assets Back-Up Facility (‘IABF’). The facility was established in 2009, at the depth of the financial crisis, in order to reduce the risk and uncertainty for ING from a portfolio of US Alt-A mortgage securities. Market developments allowed the unwinding of the facility, including the start of the sale of the securities, with an expected cash profit for the Dutch State of approximately EUR 0.4 billion. Unwinding the IABF also freed up EUR 2 billion of ING Bank’s risk-weighted assets and is expected to add approximately 10 basis points to ING Bank’s core Tier 1 ratio. As a result of the unwinding, the restrictions as part of the IABF-agreement will no longer be applicable, including the right of the Dutch State to nominate two members for appointment to the Supervisory Board. The current State nominated member of the Supervisory Board will no longer have special approval rights regarding certain decisions and will have a position equal to the other members of the Supervisory Board. The unwinding was completed early 2014 and resulted in a cash profit for the Dutch State of EUR 1.4 billion.
•
•	Strong capital generation at the Bank facilitated the payment of another tranche of core Tier 1 securities on 6 November 2013, reducing the principal amount of outstanding State aid to EUR 1.5 billion. ING received EUR 10 billion in state aid from the Dutch State in November 2008. Including the latest repayment in November 2013, ING has so far repaid EUR 11.3 billion to the Dutch State, including EUR 8.5 billion in principal and EUR 2.8 billion in interest and premiums. The final tranches of EUR 1.175 and EUR 1.075 billion are scheduled to be paid by March 2014 and by May 2015. The total annualised return for the Dutch State is expected to be 12.5%.

The total contribution to the Dutch State to date of EUR 4.9 billion includes premiums and interest on the repayment of core Tier 1 securities, the unwinding of the IABF, guarantee fees paid on the government guaranteed bonds issued in 2009 and bank levies.

ING also reduced the Dutch State guaranteed funding by EUR 3.6 billion to EUR 2.5 billion at year-end 2013. The remaining bonds matured in March 2014.

STRENGTHENING THE BUSINESSES

On the surface, the business of a financial institution such as ING may seem to be principally about money. In reality, ING’s business is centred on people and trust. Only by acting with professionalism and integrity can we maintain our stakeholders’ confidence and build the company’s reputation. At the heart of our values are the ING Business Principles, which are the global standard for the behaviour expected of every employee at ING:

-	We act with integrity.

-	We are open and clear.

-	We respect each other.

-	We are environmentally and socially responsible.

Based on these Business Principles are the five ING “Customer Golden Rules” which form a key component in our approach towards customer suitability for our banking and insurance operations. ING has been using the Customer Golden Rules since 2009 and made them an integral part of our Product Approval and Review Process (‘PARP’). Through this process, ING attempts to make sure that all newly developed and existing products and services meet the set requirements for doing business.

ING’s 5 Customer Golden Rules

1.	We strive to meet customers’ needs throughout their life cycle. Through the right products and proper advice, we will keep customers happy.

2.	We offer fair value to customers. Depending upon the customer’s motivation, offering appropriate risk coverage or monetary value will be the only way to achieve sustained success.

3.	We explain the risks, returns and costs of our products and services. Transparency and easy-to-understand language are crucial to our business.

4.	We regularly assess products, services and sales practices. Only through constant checks and balances can we ensure that we are giving customers what they want and need most.

5.	We work only with professional and licensed distributors. Our partners and distributors are a reflection of us. We will make sure that anyone selling our products is properly trained, qualified and licensed.

Two examples show how this translates into business practice:

•	In the first quarter of 2013, ING took another step towards greater transparency by publishing its Environmental and Social Risk (ESR) Framework online. ING has applied its ESR policies to its business activities since 2003. ING’s ESR Framework is applied at both the client and transaction levels at ING Bank. For NN Group the framework includes two policies that specifically address responsible investing: the ING Voting Policy and the ING Defence Policy. This ensures informed decision-making that is compliant with ING’s Business Principles.

•	In keeping with our clients’ expectations, our sustainable products offerings grew across all our business lines in 2013.

There was growth in renewable energy project finance, green lending, charity related savings accounts and sustainable mandates in our investment services.

ING’s efforts were publicly recognised in 2013. ING was included in the DJSI World Index and the DJSI Europe Index. The DJSI World Index lists the top 10% of companies within the ordinary Dow Jones Index in terms of best-in-class performance across economic, environmental and social criteria. ING’s inclusion in these indexes underscores its standing as one of the leading sustainable companies within the diversified financial sector. ING’s 2013 score of 76 is 32 points higher than the sector average of 44 points, placing ING in the 99th percentile for the sector. This implies that only 1% of diversified financials score higher than ING. The improvement demonstrates ING’s increased performance in integrating sustainability into its business activities.

The strength of a company is also determined by the quality of its workforce. ING is a great place to work, as surveys have shown. Among other factors, remuneration needs to be well-balanced to retain and recruit highly qualified staff. Therefore, ING ensures that its remuneration policy in general, but especially for senior management, the Executive Board and the Supervisory Board maintains a balance between short-term and long-term value creation. ING also makes sure that the remuneration policy is properly correlated with our risk profile and the interests of all stakeholders.

Bank

The essence of our strategy is built around the customer. In our view customers basically want a solid bank they can trust. ING Bank focuses on the safety of depositors’ money. We believe that ING Bank has strong deposit gathering capabilities and a good funding mix. ING aims to maintain a solid capital base, smooth and low-cost deposit raising and a careful, environmentally and socially responsible investment selection.

The customer is also looking for ease of use and corporate responsibility. The Net Promoter Scores (‘NPS’) methodology measures if customers recommend a company to their family and friends. ING Bank’s NPS for 2013 shows that customer satisfaction with our services is quite high in the countries in which we are active. In 11 countries in which ING Bank operates with retail banking activities, it is number 1 or 2 in a peer group comparison.

ING Bank adapts to the changing needs of its customers, who increasingly want insight into their financial situation and future. Security of data is, of course, a prerequisite. Customers want to make more use of digital banking services and especially of mobile services. Therefore, ING has made mobile banking services available for retail customers in all countries where it is present. Now, millions of customers carry ING Bank in their pockets. This also contributes to a paperless delivery of our products and services, reducing our own and our customer’s environmental footprint. The rapid shift to mobile is starting to move from the retail world into Commercial Banking as well.

To serve customers, ING Bank’s strategy is also built around operational excellence and balance sheet optimisation. In 2013, we made progress towards operational excellence by improving our service and by streamlining our organisation and systems. In order to remain competitive and strong, cost control continues to be a priority at the Bank. ING Bank is used to operating in lean, competitive markets which has helped it become a leader in innovative distribution. It has a prominent position in internet banking with a “direct first, advice when needed” model and a relationship-driven commercial bank offering competitive products in terms of price, efficiency and effectiveness. Nevertheless, there is room to further improve the efficiency of our processes. The mobile and digital revolution means customers now expect fast and simple solutions tailored to their individual needs and an offering that is constantly evolving.

In 2013, ING Bank further optimised its balance sheet, for example through balance sheet integration. This is to address the mismatch in the funding gap and surplus across all key countries within the Bank. The focus is on generating local lending assets for local funds entrusted, while growing global Commercial Banking assets.

It is important to have motivated and engaged employees who are able to adapt quickly enough to the new demands of our customers and who can build and foster long-term relationships with them. ING Bank made progress in 2013 in being a top employer. A few examples demonstrate this:

•	ING Bank’s annual engagement survey was conducted in September and October 2013, and had a high response rate of 81%. Compared with 2012, the results show an increased confidence in the long-term future of the company and the on-going commitment to customer focus. There were also improvements in career development and retention.

•	ING Bank received “Great Place to Work” awards in Luxembourg, Germany and Spain. “Great Place to Work” is the world’s largest employee satisfaction study, surveying employees at about 5,500 companies and conducted by “Great Place to Work”. According to this survey, ING was the only financial institution in the top-25 of best multinational workplaces in Europe.

•	ING Bank also received external recognition as a top employer in France, Poland, Belgium and Italy.

A refined and sharpened Bank strategy for 2014 and onwards will be presented in the first half of 2014.

Insurance/Investment Management

In September 2013, NN Group presented an overview of its business, strategy, capital framework, executive team and how it is preparing for the base case IPO in 2014. NN Group is a leading insurance and investment management company with a strong, predominantly European presence in 18 countries. With more than 12,000 employees, it offers retirement services, insurance, investments and banking to retail, SME, corporate and institutional customers. In 2013, its future brand name was revealed: NN.

In November 2013, it was announced that the base case IPO of ING’s European insurance and investment management activities, will include ING Life Japan.

NN Group N.V., formerly called ING Insurance Topholding N.V., merged with ING Verzekeringen N.V. effective as of 1 March 2014. As a result the legal entity ING Verzekeringen N.V. ceased to exist and NN Group N.V. became the legal successor of ING Verzekeringen N.V. as the holding company of the European and Japanese insurance and investment management operations.

NN Group’s focus is on customers, on generating capital, on growing profitability and on improving efficiency. NN Group’s strategy will therefore be about offering appealing and easy to understand products and services, multi-access distribution and efficient and effective operations in the 18 countries in which it is active.

In line with its ambition to be a leading, responsible and customercentric organisation NN Group introduced its new corporate values, which are connected to its roots, heritage and common purpose:

•	“We care”: We see our customers as the starting point of everything we do. We respect each other and believe working together leads to better results. We take our role in society seriously.

•	“We are clear”: We are easy to understand, transparent and accessible. We listen carefully and take action accordingly. We keep our promises.

•	“We commit”: We take responsibility for what we do. We act with integrity. We focus on our long-term objectives.

CONCLUSIONS AND AMBITIONS

ING focuses on implementing strategic measures that are robust under all circumstances, and on being flexible in order to be able to adapt to change.

In 2013, ING was able to make good progress on the strategic priorities for ING Group: strengthening the financial position, restructuring, repaying state aid and building both stronger and sustainable banking and insurance and investment management businesses.

ING reached several milestones that demonstrate clear progress on its Restructuring Plan to fully separate its banking and insurance and investment management activities. Most marked were the successful IPO of the US insurance business, further divestments of Asian insurance and investment management businesses and the announcement of the agreement with the EC on revised, quicker timelines for the European and Japanese Insurance divestments.

The preparations for the base case IPO of NN Group are progressing well, which is expected to allow us to go to the market in 2014. In 2013, the future brand name was revealed: NN. We believe NN Group has a strong position as a provider of retirement services, insurance, investments and banking in 18 countries and is well-positioned to capitalise on socio-economic trends.

Once the restructuring of the Group is complete by the end of 2016 and the Bank is a stand-alone business, ING Bank aims to produce a competitive return on IFRS-EU equity of 10% to 13% through low costs and with a low-risk balance sheet. ING aims to build on its leading position as a predominantly European bank with a strong international network focused on providing customers with consistently high-quality services. ING’s main priority is to finance the economy, even in a volatile economic and regulatory environment.

All in all, in 2013 ING became simpler, stronger and better positioned to serve its customers in a sustainable way.

CORPORATE GOVERNANCE/CORPORATE GOVERNANCE CODES

Compliance with the Corporate Governance Code

For its corporate governance structure and practices, ING Group uses the Corporate Governance Code as reference. The Corporate Governance Code can be downloaded from the website of the Dutch Corporate Governance Code Monitoring Committee (www.commissiecorporategovernance.nl). The application of the Corporate Governance Code by ING is described in the publication ‘ING’s implementation of the Dutch Corporate Governance Code’, dated April 2010, on the website of ING Group (www.ing.com), which is to be read in conjunction with this section and is deemed to be incorporated into this section. An update of the aforementioned publication is forthcoming.

Dutch Banking Code

The Dutch Banking Code (‘Banking Code’) is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). The principles of the Banking Code as a whole are considered as a reference by ING Bank N.V. and their application is described in the publication ‘Application of the Dutch Banking Code by ING Bank N.V.’, available on the website of ING Group (www.ing.com). ING Group voluntarily applies the principles of the Banking Code regarding remuneration with respect to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

Dutch Insurers’ Code

The Dutch Insurers’ Code (‘Insurers’ Code’) is applicable to the Dutch subsidiaries of NN Group N.V. pursuing insurance business and not to ING Group, ING Verzekeringen N.V. or NN Group N.V. The Insurers’ Code can be downloaded from the website of the Dutch Association of Insurers (www.verzekeraars.nl). However, insurance companies that are part of a group (‘concern’) can decide whether to apply all or parts of the Insurers’ Code at the group level. The remuneration policy for the Management Board and senior management is compliant with the corporate governance-related principles of the Insurers’ Code and is voluntarily applied on group level. The application of the Insurers’ Code principles is described in the publication ‘Application of the Insurers’ Code’ available on the website of ING Group (www.ing.com).

NYSE Requirements

For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see “Item 16G. Corporate Governance”. The summary of such significant differences is also available on the website of ING Group (www.ing.com).

CORPORATE ORGANISATION

ING Group’s segments are based on the internal reporting structure by lines of business. The segments Insurance United States (US), Insurance US Closed Block VA, Investment Management US, and Corporate line US ceased to exist, due to the classification of Insurance ING U.S. as held for sale and discontinued operations. Furthermore during 2013, ING has adjusted its reporting structure for its insurance operations to better align its segmentation with the businesses that it comprises, their governance and internal management, and to reflect the decision to divest ING Japan with the intended base case IPO of NN Group. Reference is made to Note 59 ‘Other events’ of Note 2.1 to the consolidated financial statements. The comparatives have been adjusted to reflect the new segment structure.

The new reporting segments for ING Group are as follows: Retail Netherlands, Retail Belgium, Retail Germany, Retail rest of the World, Commercial Banking, Netherlands Life, Netherlands Non-life, Insurance Europe, Japan Life, Investment Management, Other, Japan Closed Block VA.

The Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group.

For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.

BUSINESS LINES

Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2013, 2012 and 2011.

Retail Banking

Retail Banking provides banking services to individuals and small and medium-sized enterprises in Europe, Asia and Australia. A full range of products and services is provided, albeit offerings may vary according to local demand. Retail Banking has leading positions in the Netherlands, Belgium, Luxembourg, Germany, Australia and Poland. It also has solid positions in its other markets – Spain, France, Austria, Italy, Romania, Turkey and India – where it challenges the established players. It has equity positions in TMB Bank (Thailand) and Bank of Beijing (China). Every country has the same strategic focus: to provide easy and fair banking, at low costs, according to the “direct if possible, advice when needed” principle.

Retail Netherlands

Retail NL has a top two market position in the Netherlands, serving almost eight million retail and private banking customers and nearly 700,000 SME and Mid-Corporate customers. Although customer demand for digital banking services continued to increase, ING maintained a substantial physical presence with 268 branches and 375 ING Service Points.

Retail Belgium

ING Belgium (ING BE), one of the largest retail banks in the country, provides its 2,400,000 (year-end 2013) private and business customers with a full range of banking products and services. It continued to carry out its “direct if possible, advice when needed” strategy. It maintained its leading position as a strongly customer focused bank. The Bank continually responds to the fast-changing customer behaviours and expectations and adopts new technologies to meet their needs. It improved its direct channels, both for private and business customers. Private Banking, which has a top three position in Belgium, was awarded “Best Private Bank in Belgium” by the magazine World Finance. The total amount of Private Banking funds entrusted and assets under management in Belgium were EUR 17.6 billion (+ 4.9% since 2012). Retail Belgium includes Record Bank, the fourth-largest retail savings institution in the country, with close to 730,000 customers (up from 700,000 in 2012). Record Bank serves retail, professional and small business customers with safe, simple and transparent savings and lending products. Its strength is the personal approach taken by its network of around 1,500 independent agents, credit brokers and vendors. Its funds entrusted volumes went up by 8% compared with 2012, with a strong increase in savings and deposits of EUR 1.3 billion, as a result of its excellent position in the Belgian savings market. The Bank continues to invest in online facilities to support its various distribution channels. ING Luxembourg – a top five, full universal bank in the country – delivered a solid performance. The Bank has a local as well as a wide international customer base, with 114,000 customers, of which 84,000 are retail, and 16 branches.

Retail Germany

Retail Germany consists of ING-DiBa Germany, ING-DiBa Austria and Interhyp. In Germany, ING-DiBA is the fastest growing bank, and the third largest by number of customers, with a continuous focus on the customer. Its customer satisfaction ratings remain high, which is contributing to strong business growth. An easy-to-understand product range, with only 10 different products, offered with the highest service, 24 hours a day, are the ingredients for meeting all main needs of a retail banking customer. ING-DiBa Austria, which is reported under Retail Germany, had 521,000 customers at the end of 2013, up slightly from 515,000 at the end of 2012. Total retail balances at year-end 2013 amounted to EUR 7.6 billion, an increase of EUR 0.3 billion, of which total funds entrusted were EUR 7.4 billion. Interhyp, Germany’s biggest mortgage broker, was awarded “Best Mortgage Financer” by renowned Euro magazine, for the eighth year running, for best service, advice and price. Interhyp increased its local branch and tied-agent network to almost 70 in 2013.

Retail Rest of World

Retail Rest of World comprises ING Australia, ING France, ING Italy, ING Romania, ING Bank Slaski (Poland), ING Spain, ING Turkey and ING Vysya Bank (India), as well as TMB Bank (Thailand) and Bank of Beijing (China) in which ING has equity positions. ING Direct UK was sold in March 2013 but Retail Rest of World still includes a UK legacy portfolio which is in run-off. In India, Poland, Romania and Turkey, we offer products and services to all customer segments, whereas in Australia, Italy, France and Spain we focus on retail customers. However, in 2013, ING launched a pilot to serve small businesses in Spain.

Commercial Banking

Commercial Banking is a strong European bank with a market leading franchise in the Benelux and a good position in the rest of Europe, in particular in Central and Eastern Europe. We have a global franchise and market leading positions in selected areas in Industry Lending and in liquidity management, as well as focused and efficient global Trade Finance Services and Financial Markets businesses.

We are a relationship bank for clients around the world and serve a range of organisations, including multinational corporations, governments, financial institutions and supranational organisations, through an extensive network of offices in more than 40 countries. We provide a range of products and services to support our clients’ needs. Our lending capabilities anchor most of our client relationships. Transaction Services products, such as International Payments & Cash Management, Trade Banking and Working Capital Solutions are tailored, through integrated solutions and advice, to meet our clients’ short- and long-term banking and liquidity requirements. Financial Markets, as the Bank’s gateway to the professional markets of the world, services our client’s every day needs in treasury services through to capital markets, risk management and structured financial products.

Over many years, ING has built a high quality Industry Lending business, operating within sectors in which we add value. We provide specialised commercial lending, originating well-structured loans that strike the right balance between what clients want and achieving good risk adjusted returns. We are leaders in many different industries and are acknowledged for our commitment to clients and excellent quality of service.

We are simplifying our internal organisation, harmonising and streamlining the way in which we service clients across products and countries. We continue to invest in our operating platforms, upgrading our technology and strengthening our processing capabilities. This new operating model will lead to faster and better service, fewer points of contact, better tailored solutions and an enhanced experience for clients. It will improve our overall connectivity, by harmonising processes and practices throughout our business, enabling seamless service delivery and better collaboration with colleagues around the world. This integrated approach to services, better management information and a more efficient way of working, will create an enhanced “One Bank” client experience across our network.

Our continued balance sheet optimisation efforts in 2013 provided additional capacity for us to support clients. We progressed with building integrated domestic banks by combining Retail Banking’s deposit gathering capabilities with Commercial Banking’s origination capabilities, resulting in a further strengthening of our business model.

General Lending and Transaction Services

Within our General Lending business, the challenge is to maintain margins and volumes within our established risk appetite while competition intensifies, in particular in markets where large domestic banks protect their core franchise. General Lending has maintained its position as market leader in the Benelux and Central and Eastern Europe as bookrunner in the syndicated loan market, and continued to support our corporate clients through our international network. We offer Transaction Services through integrated advice and solution selling. These activities require a strong emphasis on technology and operational processing. Included within Transaction Services is Bank Mendes Gans (‘BMG’), Trade Finance Services (‘TFS’) and Working Capital Solutions (‘WCS’). BMG is a market-leading provider of specialist liquidity management solutions, including global cash-pooling and netting, to multi-national corporations. TFS finances, settles and mitigates risks of international trade for clients in all markets globally, but primarily in Asia, Central and Eastern Europe, Latin America, Africa and the Middle East. For corporate clients, our WCS team has established ING as a recognised provider of receivables and payables solutions.

Industry Lending

We have Industry Lending teams specialising in different sectors and competing in selective markets across the world. These are grouped between Structured Finance and Real Estate Finance businesses. The Structured Finance division aims for a consistent top-10 position globally in the markets in which it competes. We have three structured commercial lending services groups. The Energy, Transport and Infrastructure Group specialises in capital-intensive industry sectors such as oil and gas, mining, offshore services, shipping, utilities and power, and infrastructure. The Specialised Financing Group comprises a number of global teams largely engaged in arranging, underwriting and lending against business cash flows in sectors such as telecommunications, media and technology. International Trade and Export Finance supports international trade in basic commodities such as oil, oil products, metals, grain, sugar and cotton. We also finance the export of capital goods and offer services to clients with long-term financing supported by export credit agencies. Real Estate Finance’s primary activity is lending to investors in income-producing real estate backed by first mortgages.

Financial Markets

Financial Markets is a well-diversified business exposed to developed markets and fast-growing economies and focused on rates and currencies more than credit. In this business unit we offer a broad range of global solutions to assist our clients in the management of their exposures to foreign exchange, interest rate, equity, commodity or credit movements.

Bank Treasury, Real Estate and Other

To adapt to new regulations and to execute ING’s balance sheet optimisation strategy, ING has been coordinating treasury activities across all business lines within the Bank. This has been made possible through significant asset transfers across countries to guarantee an optimal use of our internal funding. The Real Estate & Other division consists of the residual assets of the legacy businesses sold or discontinued within the former Real Estate Development and Real Estate Investment Management businesses. It also includes General Lease operations outside ING’s home markets which have been placed in run-off.

NN Group

Netherlands Life

Netherlands Life offers a range of group life and individual life insurance products. Its group life policies are primarily group pension products. Its individual life insurance business primarily consists of the closed-block operation of the individual life portfolios (comprising a range of discontinued products sold prior to 2012) of Nationale-Nederlanden, RVS and ING Verzekeringen Retail, formerly known as Postbank Insurance. Netherlands Life also provides pension administration and management services through its AZL brand. Netherlands Life was the largest life insurer in the Netherlands as measured by Gross Written Premiums (GWP) in 2012, the most recent year of official figures, collected by DNB.

Netherlands Non-life

Netherlands Non-life offers a broad range of non-life insurance products—motor, transport, fire, liability, travel and disability and accident insurance—to retail, self-employed, SME (small and medium-sized enterprise) and corporate customers. It does this through multi-channel distribution such as regular and mandated brokers, ING Bank and direct via the internet. Its Movir brand offers individual disability insurance to specific groups in the medical and business professions. In the Netherlands, Netherlands Non-Life was the third largest provider of non-life insurance products (excluding healthcare insurance) measured by Gross Written Premiums (GWP) in 2012, the most recent year of official figures, as collected by DNB. The economic downturn continued to affect the non-life business in 2013, most visibly in disability and accident insurance. Netherlands Non-life is gradually increasing the profitability of this product line having adjusted premiums and having made operational improvements in the claims process. Furthermore, by innovating products and processes it lowered run rate expenses. In the property and casualty business, it downsized the product portfolio in line with the focus on retail, SMEs and the self-employed.

Insurance Europe

Insurance Europe primarily offers life insurance, mainly to retail, self-employed, SME and corporate customers in 11 countries: Poland, Turkey, Czech Republic, Slovak Republic, Romania, Hungary, Bulgaria, Belgium, Spain, Greece and Luxembourg. It also offers pensions in some of these markets and non-life insurance in Belgium and Spain, and healthcare insurance in Greece. In Europe, Insurance Europe was in 2012 the largest provider of life insurance in Romania and Hungary, and had top-four positions in the Czech Republic and Greece – in each case measured in GWP. It was the largest provider of mandatory pensions in Poland, Slovak Republic, Romania and Hungary, and voluntary pensions in Romania – in each case measured by assets under management.

Japan Life

In Japan, NN Group primarily offers a range of COLI (‘Corporate Owned Life Insurance’) products to SMEs and owners and employees of SMEs through independent agents and bancassurance. COLI products are traditional life insurance policies with an average maturity of nine years that a company, typically an SME, takes out on the lives of executives or employees, whereby the company is both the policyholder and the beneficiary of the policy. COLI products are designed to address the protection, savings, and retirement preparation needs of SMEs and owners and employees of SMEs in a tax-efficient manner. In 2012, Japan Life was Japan’s third largest provider of COLI products measured by Annual Premium Equivalent (APE).

Investment Management

ING Investment management offers a wide variety of actively managed investment products and advisory services to retail and institutional customers in all major asset classes and investment styles. In addition, it manages the assets of NN Group’s businesses. Investment Management offers its products and services globally through regional investment centres in several countries across Europe, the United States, the Middle East and Asia, with the Netherlands as its main investment hub. As at 31 December 2013, Investment Management had EUR 174 billion of AuM, of which EUR 104 billion was managed for third party retail and institutional customers and the remaining EUR 70 billion for the general account of NN Group’s businesses.

Other

“Other” comprises the business of Nationale-Nederlanden Bank and ING Re (NN Group’s internal reinsurer) and the holding results. Nationale-Nederlanden Bank offers a range of banking products, especially mortgages and savings, to retail customers in the Netherlands. In addition, it coordinates the distribution of Nationale-Nederlanden’s individual life and retail non-life insurance products in the Netherlands to enable a comprehensive product offering to retail customers in the Netherlands. It distributes these products through intermediaries and Nationale- Nederlanden’s direct channel and ING Bank. ING Re is NN Group’s internal reinsurer located in the Netherlands. ING Re primarily offers reinsurance to NN Group’s businesses. It manages its risks through ceding excess insurance risk to external reinsurers and hedging (a major part of) its market risks. ING Re also reinsures the minimum guarantee obligations of the Japan Closed Block VA. In the segment reporting, the results from this reinsurance agreement are reported by ING Re under the Japan Closed Block VA segment (whilst the rest of ING Re results are reported under the Other segment).

Japan Closed Block VA

Japan Closed Block VA primarily consists of single premium variable annuities (SPVA) sold from 2001 to 2009. In 2009, ING in Japan ceased the sale of SPVA products in Japan, placed the portfolio in run-off and classified it as closed-block business. Japan Closed Block VA comprises NN Group’s closed-block single premium variable annuity (SPVA) individual life insurance portfolio in Japan. This portfolio consists of SPVA products with substantial minimum guarantee obligations sold predominantly from 2001 to 2009. In 2009 ING ceased the sale of these products and placed this portfolio in run-off. This portfolio has been classified as a closed-block and is managed as a separate segment. Over 90% of the portfolio is projected to run off by 2019, due to the short-term maturity profile of the SPVA products. The minimum guarantee obligations of Japan Life under the closed-block portfolio are fully reinsured by ING’s internal reinsurer, ING Re. ING Re manages this risk through a sophisticated hedging programme. Japan Life is responsible for managing the policies, the relationships with customers, the distribution partners and the Japanese regulatory authority.

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

Dutch Regulatory Framework

The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. Prudential supervision is exercised by the Dutch Central Bank (De Nederlandsche Bank “DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, (Autoriteit Financiële Markten; “AFM”). In November 2012, the Financial Stability Committee (Financieel Stabiliteitscomité; “FSC”) was established to monitor macro-economic developments and, where necessary, issue recommendations to address financial stability concerns that are not directly within the scope of DNB and AFM supervision.

Global Regulatory Environment

There are a variety of proposals that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association and the Dutch Insurers Code established by the Association of Dutch Insurers, which detail a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks and insurers have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for executive and supervisory board members of financial institutions licensed in the Netherlands, which the Dutch government has introduced, effective per 1 January 2013. In this oath, the Executive and Supervisory Board members of the relevant ING entities licensed in the Netherlands, declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. If they break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management. The latter discussion could have a significant impact on business models and capital structure of financial groups.

In recent years, significant changes have been made to the supervisory structure within the European Union and to various capital and liquidity standards. Also, regarding topics such as remuneration, various national and international bodies have issued guidelines that need implementation. In December 2012, EU leaders agreed on setting up a Single Supervisory Mechanism (“SSM”), a mechanism composed of national competent authorities and the European Central Bank (“ECB”), as part of the prospective EU banking union. In the SSM, it is expected that the ECB will assume direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. The SSM is envisaged to take effect by November 2014 and is designed for countries within the Eurozone, with the possibility of non-Eurozone member states to participate by means of close cooperation. While it is at this stage difficult to identify what the exact impact will be on ING Bank and ING Group, it is expected that the SSM will have a significant impact on the way ING’s banking operations are supervised in Europe.

In response to the crisis ING Bank has set up an all-encompassing Recovery Plan to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength. Furthermore, ING Bank is diligently working towards providing information on the basis of which the Dutch resolution authorities will be able to develop a resolution plan. The ING Bank FEC Policy provides a clear statement of what is required by all ING Bank entities, in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC).

The ING Bank FEC Policy directly reflects relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities introduce appropriate local procedures that enable them to comply with local laws, regulations and the relevant ING Bank FEC Policy. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy prevails when the standards therein are stricter than local laws and regulations.

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are Myanmar, North Korea, Sudan, South Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Also NN Group N.V. (‘NN’) is fully committed to complying with all applicable sanction legislation and with all obligations and requirements under those applicable laws, including freezing and reporting obligations with regard to transactions involving a U.S., EU or UN sanction target. Furthermore, NN designates specific countries as ultra-high risk and prohibits client engagements and transactions (including payments or facilitation) involving those countries. Certain exceptions on this policy are allowed after express and case-specific consent, and provided that the applicable sanctions laws and regulations are met. At present, the specified countries are Myanmar, North Korea, Sudan (North Sudan and South Sudan), Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, U.S. and other sanctions regimes. NN has had a sanctions policy in place since 2007 and has a mandate to run down any existing commitments. As such, remaining exposure and contacts arise solely in the context of NN’s on-going efforts to run down the legacy portfolio of commitments.

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

The Agreements have expired as of 12 December 2013 and the related proceedings against ING Bank N.V. have been dismissed by the US District Court of Columbia.

Dodd-Frank Act

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which became law on 21 July 2010, represents an effort to comprehensively overhaul the regulation of U.S. financial institutions, and the structure of certain U.S. financial markets, in response to the financial market crisis of 2008 and 2009. The Dodd-Frank Act includes a broad range of provisions with varying degrees of potential impact on ING’s U.S. and non-U.S. operations. Many key details of these provisions were left to rulemaking by U.S. financial regulators. Those rules are still in the process of being promulgated, and the final shape of the rules – and thus the ultimate impact on ING’s U.S. and non-U.S. operations – therefore cannot currently be predicted.

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

For European banks these Basel III requirements will be implemented through the Capital Requirement Directive (“CRD IV”), which might deviate in its final state from the original Basel III requirements. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital.

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

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), which was signed into law on 10 August 2012, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires us to disclose whether ING Group or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorisation of the U.S. government.

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities owned by the Government of Iran. These positions remain on the books, but accounts related thereto are ‘frozen’ under applicable laws and procedures. Any interest or other payments ING Bank is legally required to make in connection with said positions are made into ‘frozen’ accounts. Funds can only be withdrawn by relevant Iranian parties from these ‘frozen’ accounts after due regulatory consent from the relevant competent authorities. ING Bank has strict controls in place to ensure that no unauthorised account activity takes place while the account is ‘frozen’. ING Bank may receive loan repayments, but all legacy loan repayments received by ING Bank have been duly authorised by the relevant competent authorities. For the relevant period, ING Bank had gross revenues of approximately USD 13.5 million, which was principally related to legacy loan repayment, and ING Bank estimates that it had net profit of approximately USD 449,000. ING Bank intends to terminate each of the legacy positions as the nature thereof and applicable law permits.

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

As an Australian incorporated subsidiary, ING Bank (Australia) Limited is required to comply with corporate disclosure requirements and in the event of listing of issued debt securities to comply with Australian Securities Exchange listing requirements. ING Bank (Australia) Limited must demonstrate compliance as a condition to maintaining its AFSL and ACL. As an Australian incorporated subsidiary, ING Bank (Australia) Limited is also required to comply with corporate disclosure requirements and in the event of listing of issued debt securities to comply with Australian Securities Exchange listing requirements ING Bank N.V., Sydney Branch is not an Australian incorporated legal entity. ING Bank N.V., Sydney Branch holds its own AFSL which is limited to the provision of financial services to wholesale clients.

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

ING Insurance’s life and non-life subsidiaries in the EU are required to file detailed audited annual reports with their home country insurance supervisory authority. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorisations granted by the insurance supervisory authorities stipulate the classes of business that an insurer may write an insurance policy for, and is required for every proposed new class of business. In addition, the home country insurance supervisory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.

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

In May 2012, the International Association of Insurance Supervisors (“IAIS”) published a proposed assessment methodology for designating global systemically important insurers (“G-SIIs”), as part of the global initiative to identify global systemically important financial institutions (“G-SIFIs”). The proposed methodology is intended to identify those insurers whose distress or disorderly failure, because of their size, complexity and interconnectedness, would cause significant disruption to the global financial system and economic activity. In July 2013, the Financial Stability Board designated nine global insurance companies as G-SIIs. As a result, these firms will be subject to enhanced supervision and increased regulatory requirements in the areas of recovery and resolution planning as well as capital. The implementation deadlines for these requirements start as early as July 2014 and, in the case of additional capital requirements, extend to 2019. Although neither NN nor any other Dutch insurer is included in this list, it cannot be ruled out that this supervision and regulation will be expanded to take in NN in the future.

The European Commission, jointly with Member States and EIOPA (European Insurance and Occupational Pensions Authority), is carrying out a fundamental review of the regulatory regime of the insurance industry – the Solvency II project. Solvency II will introduce economic risk-based solvency requirements across all EU Member States. These new solvency requirements will be more risk-sensitive and more sophisticated than in the past, thus enabling a better coverage of the real risks run by any particular insurer. Also, Solvency II will introduce new governance requirements and requirements relating to supervisory reporting and disclosure. The directive (level 1 text) was approved of by the Council in November 2009. As regards the level 2 text (delegated acts by the European Commission and/or implementing technical standards by EIOPA and the European Commission) and level 3 text (guidance by EIOPA), the work is advancing. The current expectation is that Solvency II will enter into force on 1 January 2016, On 19 January 2011, the EC presented a draft of a directive to amend the Solvency II Directive, the Omnibus II directive. The Omnibus II directive was proposed in order to take into account the new supervisory architecture for insurance; namely, the setting up of EIOPA and the entry into force of the Lisbon Treaty, which required the adjustment of the EC powers to take implementing measures to empowerments for the EC to adopt implementing and delegated acts according to Article 290 of the Treaty on the Functioning of the European Union. In the course of negotiations, the need emerged to introduce measures on the treatment of insurance products with long-term guarantees under the new Solvency II insurance regulatory regime (LTG package). Discussions have revolved around this issue for the past two years. However, on 13 November 2013, the EU Council and the European Parliament achieved a provisional political agreement on the Omnibus II Directive. Agreed new rules contain so-called “long term guarantees” (LTG) – measures that adjust the current Solvency II framework to cope with “artificial” volatility and a low interest rate environment, and allow for the smooth transition from the Solvency I regime to the Solvency II regime. In addition, the Omnibus II directive contains enhanced requirements for risk management, supervisory review process, public disclosure and allows the possibility to review LTG, in order to ensure prudence and transparency of the framework.

In 2013, ING Insurance/Investment Management has invested much attention and effort in preparing itself to meet the Solvency II legal requirements. Both in the head office and in the business units, many activities have taken place in parallel to upgrade our existing practices of risk measurement, of risk management and of reporting to the level that meet the demands posed. In the coming period, ING will continue to take an active role in discussions with the industry and other stakeholders on the development of a European framework that is more robust. For more information, see “Item 3. Key Information – Risk Factors – We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business – Solvency II”.

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

ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2013.

Insurance holding company statutes and regulations of each insurer’s state of domicile require periodic disclosure concerning the ultimate controlling person (i.e. the corporation or individual that controls the insurer). Such statutes require the ultimate controlling person of an insurance holding company system to file an “enterprise risk report” that identifies activities, circumstances or events involving affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Such statutes also impose various limitations on investments in, or transactions with, affiliates and may require prior approval of the payment of certain dividends by the domestic insurer to its immediate parent company. ING is subject, by virtue of its ownership of U.S. insurance companies, to certain of these statutes and regulations.

Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including federal privacy legislation which requires safeguarding and maintaining the confidentiality of customer information, federal tax laws relating to insurance and annuity product taxation, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. In addition, a number of the products issued by ING Group’s U.S. insurance companies are regulated as securities under state and federal law. A variety of U.S. retirement savings products and services may be subject to Department of Labor regulation under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Dodd-Frank Act (described above) and the regulations that are promulgated to implement it could have an impact on ING’s U.S. insurance operations if they are deemed “systematically significant”. In addition, the Dodd-Frank Act established the Federal Insurance Office (“FIO”) within the Treasury Department. Although FIO is not expected to act as a federal domestic insurance regulator, it could nonetheless impact ING’s U.S. insurance operations. The Dodd-Frank Act required the Director of FIO to conduct a study on how to modernize and improve the system of insurance regulation in the United States. The FIO director issued that report in December 2013, recommending, in part, increased federal involvement in certain areas of insurance regulation to improve uniformity. FIO has an ongoing charge to monitor all aspects of the U.S. insurance industry and will monitor state regulatory developments, including those called for by the report and present options for federal involvement if deemed necessary.

Mexico

On June 14, 2013, ING’s Mexican subsidiary Conglomerado de Valores, S.A. de C.V. and Banco Santander (México) S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, entered into a Stock Purchase Agreement by means of which ING sold 100% of its mortgage business in Mexico. The closing of the transaction was subject to certain regulatory approvals that were duly obtained on the fourth quarter of 2013. The transaction closed on November 29, 2013, with an acquisition price of approximately Ps.541.4 million (approximately US$41.4 million) paid in cash. After this transaction, existing ING Mexico entities manage the pending legal matters in Mexico, do not have any business operations that need to be regulated or supervised.

Argentina

In May 2009, ING sold 100% of its stake in the insurance annuities business in Argentina.

ING is in the final stage of the process of liquidating Nationale-Nederlanden Cía de Seguros de Vida (INGIA), a legacy company which is a branch of Nationale-Nederlanden Life in The Netherlands. In late 2004, ING sold the insurance portfolio of this company. The liquidation is expected to be completed in the middle of 2014.

Private pension fund businesses in Argentina were nationalized on 9 December 2008, pursuant to law 26.425. This law ordered all Private Pension Fund Managers (“AFJP”) to transfer the pension funds they then held to the ANSES (“Administración Nacional de la Seguridad Social”), the Argentine State social security system. As a result of the nationalisation of the Argentine pension fund system, ANSES has taken over control of the private pension funds and ING’s Argentine AFJP will ultimately be liquidated. During this liquidation process, the AFJP is regulated by the General Inspection of Justice (“Inspección General de Justicia”).

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

South Korea

On 26 August 2013, ING Insurance International II B.V. as seller and NN Group N.V. as seller’s guarantor entered into a share sale and purchase agreement with a subsidiary of MBK Partners, a Korean private equity firm, as purchaser providing for the sale of the seller’s shares in ING Life Insurance (Korea) Ltd., the Company’s indirect wholly-owned life insurance business in South Korea, for a total purchase price of approximately KRW 1.84 trillion (EUR 1.27 billion at the prevailing exchange rates). The sale was completed in December 2013. As part of the transaction, Korean Investment Fund B.V., a wholly owned indirect subsidiary of the Company, acquired an indirect stake of approximately 10% in ING Life Korea, equivalent to approximately EUR 80 million (at then prevailing exchange rates). ING Groep has entered into a brand licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING Insurance International II B.V. will continue to provide technical support and advice to ING Life Korea. The transaction resulted in an after-tax loss for NN of approximately EUR 1.0 billion, of which EUR 950 million was recorded in the third quarter of 2013.

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES

Americas

United States

Certain ING entities act in the capacity of registered investment advisors with the Securities and Exchange Commission (i.e. providing investment advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, one of these ING entities acts as a sub-advisor to certain registered investment companies (such as mutual funds) and the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. Collectively, these laws impose, among other things, record-keeping and disclosure requirements on the advisors in the context of such activities. Moreover, applicable laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients and require the advisors to establish policies and procedures reasonably designed to identify and address potential violations of law and conflicts of interest and to establish and adhere to certain codes of conduct. In addition, ERISA imposes certain obligations on investment advisors managing employee plan assets as defined in the Act.

Other U.S. laws affect ING’s U.S. advisory businesses in a variety of ways, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, federal and state privacy legislation that requires safeguarding and confidentiality of customer information, federal tax laws, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. Certain sales and solicitation practices are also subject to the rules of the Financial Industry Regulatory Authority, U.S. Department of Labor and state regulation and disclosure obligations as well.

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the U.S. federal or state governments or agencies, or civil sanctions and administrative penalties imposed by the SEC, the state securities regulators, or FINRA. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.

COMPETITION

ING is a global financial institution of Dutch origin currently offering banking, investments, life insurance and retirement services. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments.

The strength of the company is, among other things, based on its relatively high customer satisfaction levels, solid financial position, multi-channel distribution strategy and international network. Moreover, ING is a sustainability leader in its sector. We aim to deliver financial products and services in the way our customers want them: with exemplary service, convenience and at competitive prices.

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

ING Bank’s strategic aim is to be a strong, predominantly European bank for its customers. ING Bank wants to be a leading domestic full-service bank in attractive, stable home markets, as well as a leading commercial bank in the Benelux with a strong position in Central and Eastern Europe. A refined and sharpened Bank strategy for 2014 and onwards will be presented in 2014.

In anticipation of tougher capital requirements we have strengthened our capital position, but if these requirements are tightened further, our ability to lend to the economy may come under pressure and this will at the same time affect our global competitive position. Moreover, we are pushing for a European level playing field to guarantee a robust competitive position for banks.

Strong cost control continues to be a priority at the Bank in order to remain competitive and to be able to face external factors, such as high regulatory costs and bank taxes. The underlying cost/income ratio improved from 60.3% in 2012 to 56.8% in 2013.

The essence of ING Bank’s strategy is built around the customer. To serve customers, ING Bank’s strategy is also built around operational excellence and balance sheet optimisation. In 2013, we made progress towards operational excellence by improving our service and by streamlining our organisation and systems. In order to remain competitive and strong, cost control continues to be a priority at the Bank. ING Bank is used to operating in lean, competitive markets which has helped it become a leader in innovative distribution. It has a prominent position in internet banking with a “direct first, advice when needed” model and a relationship-driven commercial bank offering competitive products in terms of price, efficiency and effectiveness. Nevertheless, there is room to further improve the efficiency of our processes. The mobile and digital revolution means customers now expect fast and simple solutions tailored to their individual needs and an offering that is constantly evolving.

Within ING’s General Lending business, which is part of ING’s Commercial Banking activities, the challenge is to maintain margins and volumes within our established risk appetite while competition intensifies, in particular in markets where large domestic banks protect their core franchises. General Lending has maintained its position as market leader in the Benelux and Central and Eastern Europe (‘CEE’) as bookrunner in the syndicated loan market, and continued to support our corporate clients through our international network. We constantly strive to improve our corporate lending products to ensure these remain in alignment with changes in client needs, market developments and regulation. To deal with these changes in an effective way, further standardisation of our product offering and streamlining of lending processes and documentation across countries is in progress.

ING offers Transaction Services, which is also part of ING’s Commercial Banking activities, through integrated advice and solution selling. These activities require a strong emphasis on technology and operational processing. To remain competitive and to enhance our capabilities, we are continuing with our investment programme. Most notably, Payments & Cash Management is undertaking a multi-year programme to improve cost efficiency, improve client service across borders, implement market competitive new technology and comply with new regulatory obligations.

Nationale-Nederlanden Bank, which is still part of ING Group, accelerated efforts to become a one-stop shop for integrated financial solutions, supported by the integration with WestlandUtrecht Bank as well as the launch of new savings products. With its portfolio of integrated solutions, a strong brand and its extensive distribution base it aims to have a competitive presence in the financial sector.

Consumers nowadays define the rules for the banking industry. This shift from a supply-driven to a demand-driven industry, needs to be dealt with by banks. ING translates its vision to put the customer at the heart of everything we do into simpler products, direct channels and customer-driven processes. Technology is fundamentally changing consumer behaviour, consumer expectations and therefore the way in which we interact and need to interact with our customers. Increasingly, more and more services and transactions have gone mobile. The shift to mobile in banking has been massive in the past few years. For us as a bank this means that we have to be able to deliver all banking services available through a mobile phone; and this change has led to a redesign of our IT architecture and other processes. The most important shift is that the level of accessibility to banks is taken as a given. It is no longer a differentiator or even a competitive advantage in itself. And the shift to mobile banking is starting to move from the Retail Banking world into Commercial Banking as well.

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

In the future, technology giants, payment players and telephone companies may become competent in managing financial data and translating it into attractive consumer propositions. The question remains, however, whether they will also be able to manage risks and have all requirements in place to act in the full interest of customers. We are confident about our future and see further opportunities for the banking industry in this field. Technological developments enable banks to increasingly become a relevant part in customers’ everyday life; and a trusted partner.

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A-” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A3” (with a negative outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with a negative outlook) by Fitch Ratings (“Fitch”).

ING Bank N.V.’s long-term senior debt held a “A” (with a stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “A2” (with a negative outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a negative outlook) by Fitch Ratings, Ltd.

NN Group N.V.’s long-term senior debt is rated “BBB+” (with a stable outlook) by Standard & Poor’s and “Baa2” (with a negative outlook) by Moody’s. Fitch rated NN Group N.V.’s long-term senior debt “A-” (with a negative outlook).

ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.

NN Group N.V.’s short-term senior debt is rated “A-2” by Standard & Poor’s and Prime-2 (P-2) by Moody’s. NN Group N.V. held a F2 rating by Fitch.

All ratings are provided as of 17 March 2014, and are still current at date of filing.

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

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates, political developments and client behavior changes. See “Item 3. Key information—Risk Factors” for more factors that can impact ING Group’s results of operations.

Financial environment

In 2013, the external environment continued to have an impact on ING as austerity measures prevailed in the Eurozone and GDP growth stagnated across the European Union. While the economic conditions in the Eurozone improved in the second quarter of 2013 with positive gross domestic product (‘GDP’) growth and one major risk — a catastrophic break-up of the Eurozone — greatly diminished in 2013, the threat of a prolonged low interest rate environment increased when the ECB announced in November 2013 to cut interest rates to a record low (for more on the impact of low interest rates, reference is made to the section Risk Management and note 5 in Note 2.2 to the consolidated financial statements). While economic growth is recovering slowly, global equity markets performed strongly in 2013. However, in emerging market economies, equity indices were impacted by amongst others the reduction of the expansive monetary stimulus by the US Federal Reserve.

General market conditions

Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets. In addition, in a number of our markets retirement, medical and other social benefits previously provided by the government have been, or in the coming years are expected to be, curtailed. In particular, pension markets are currently undergoing reforms. In general, Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that NN Group is, due to its distribution networks, the quality and diversity of its products and its investment management expertise well positioned to benefit from these developments. In addition, the emerging markets in which NN Group has insurance operations generally have lower gross domestic products per capita and gross insurance premiums per capita than more mature economies in which NN Group has insurance operations. Management believes that insurance operations in these emerging markets provide NN Group with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which NN Group operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.

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

Fluctuations in interest rates

Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realised investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and future interest earnings and economic value of the bank’s underlying banking portfolios on the other hand. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking longer term operations’ net interest income and trading results to be affected by changes in interest rates.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Exchange rate sensitivity affects the results of our operations through the trading activities for our own account and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen, Polish Zloty and the Indian Rupee into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realised results in non-euro currencies are hedged back to euro on a monthly basis. See Note 47 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in ,exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. This translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

For the years 2013, 2012 and 2011, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros), and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	4Q 2013	3Q 2013	2Q 2013	1Q 2013

U.S. dollar	1.363	1.327	1.299	1.317
Australian dollar	1.480	1.454	1.317	1.271
Canadian dollar	1.431	1.380	1.335	1.329
Pound sterling	0.838	0.855	0.850	0.845
Japanese yen	137.456	130.243	127.025	119.651
Turkish lira	2.791	2.631	2.412	2.356
Polish zloty	4.190	4.265	4.237	4.152

	4Q 2012	3Q 2012	2Q 2012	1Q 2012

U.S. dollar	1.303	1.260	1.289	1.323
Australian dollar	1.253	1.215	1.265	1.259
Canadian dollar	1.293	1.258	1.297	1.324
Pound sterling	0.808	0.795	0.813	0.837
Japanese yen	106.304	98.847	103.318	104.628
Turkish lira	2.334	2.275	2.320	2.373
Polish zloty	4.107	4.160	4.243	4.243

	4Q 2011	3Q 2011	2Q 2011	1Q 2011

U.S. dollar	1.343	1.417	1.449	1.378
Australian dollar	1.327	1.349	1.359	1.357
Canadian dollar	1.372	1.395	1.397	1.358
Pound sterling	0.857	0.883	0.888	0.865
Japanese yen	104.222	110.315	118.177	113.084
Turkish lira	2,464	2.437	2.275	2.168
Polish zloty	4.440	4.141	3.973	3.966

	Year-end
	2013	2012	2011

U.S. dollar	1.377	1.319	1.295
Australian dollar	1.542	1.272	1.273
Canadian dollar	1.466	1.313	1.320
Pound sterling	0.833	0.816	0.836
Japanese yen	144.659	113.634	100.196
Turkish lira	2.946	2.357	2.436
Polish zloty	4.153	4.083	4.468

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

Critical Accounting Policies

See Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. The section Group Overview on next page presents the consolidated results of ING Group in accordance with IFRS-IASB. ING Group evaluates the results of its banking segments using the financial performance measures called underlying result. As of 2013, ING Group evaluates the results of its insurance segments using a financial performance measure called operating result. Underlying result and operating result are non-GAAP measures. These are derived from figures according to IFRS-IASB by excluding the impact of divestments, discontinued operations and special items, and, for operating result only, excluding gains/losses and impairments on debt and equity securities, revaluations on assets marked to market and other non-operating market impacts. The section Segment Reporting on next pages presents the segment results on the basis of the performance measure underlying result and operating result. For further information on underlying result for the banking and operating result for the insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 42 of Note 2.1 to the consolidated financial statements.

Group Overview

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2013, 2012 and 2011:

IFRS-IASB Consolidated Income Statement	2013	2012 (6)	2011 (5)(6)
	(in EUR millions)
Continuing operations
Income from banking operations:
Interest income	52,505	61,297	66,181
Interest expense	40,717	49,329	52,724

Net interest result	11,788	11,968	13,457
Commission income	2,239	2,133	2,496
Investment and Other income	3,074	1,145	573

Total income from banking operations	17,101	15,246	16,526

Income from insurance operations:
Premium income	9,530	10,706	11,292
Commission income	626	550	637
Investment and Other income	980	1,690	4,661

Total income from insurance operations	11,136	12,946	16,590
Total income (1)	28,107	28,044	32,764

Total expenditure from banking operations	11,105	11,756	11,892
Total expenditure from insurance operations	11,219	13,218	16,146

Total expenditure (1)	22,194	24,826	27,688

Result before tax from banking operations	5,996	3,491	4,634
Result before tax from insurance operations	-83	-272	442

Result before tax	5,913	3,218	5,076
Taxation	1,474	780	1,050

Net result from continuing operations	4,439	2,438	4,026
Net result from discontinued operations (2)	234	1,191	810
Minority interests	96	103	82

Net result IFRS-IASB	4,577	3,526	4,754

Underlying result before tax from banking operations	6,128	2,699	2,822
Operating result ongoing business NN Group	886	833	1,132
Non-operating result ongoing business NN Group	-229	-779	-660
Result before tax Japan Closed Block VA	-669	105	138
Insurance Other	89	43	56
Underlying result before tax NN Group	77	202	666

Underlying result before tax ING Group	6,205	2,900	3,489
Taxation	1,508	769	779
Minority interests	96	104	83

Underlying net result ING Group	4,601	2,029	2,627
Divestments (3)	-75	1,254	1,287
Result from discontinued operations (2)	234	1,191	810
Special items (4)	-182	-949	31

Net result IFRS-IASB	4,577	3,526	4,754

1)	Including intercompany eliminations.
2)	Reference is made to Note 36 “Discontinued operations” for more information on discontinued business.
3)	Divestments Bank: sale ING Direct UK (EUR -42 million, 2013 EUR -430 million, 2012, EUR -72 million in 2011), Sale ING Direct Canada (EUR 1,219 million, 2012, EUR 76 million, 2011), sale ING Direct USA (EUR 489 million, 2012, EUR 332 million, 2011), sale REIM (EUR 453 million, 2011), sale Car Lease (EUR 405 million, 2011), sale Philippines (EUR 29 million, 2011). Divestments Insurance: sale of Mexico (EUR -64 million, 2013), sale IM Australia (EUR 26 million, 2011), sale PALIC China (EUR 29 million, 2011), sale Industry Pension Funds (EUR 5 million, 2013, EUR -19 million, 2012), sale Argentina (EUR 9 million, 2013. EUR 15 million, 2012, EUR -4 million, 2011), sale Other (EUR 20 million, 2013 EUR -16 million, 2012, sale EUR -5 million, 2011).
4)	Special items Bank: new Dutch employee pension scheme (EUR 28 million, 2013, EUR 251 million, 2012), settlement with U.S. authorities (EUR -386 million, 2012), Liability Management transaction (EUR 647 million, 2011), separation and IPO preparation costs (EUR -16 million in 2013, EUR -37 million, 2012, EUR -48 million, 2011), Retail Netherlands strategy (EUR 18 million, 2013, EUR -33 million, 2012, EUR -106 million, 2011), restructuring provisions and other (EUR -77 million, 2013, EUR -390 million, 2012, EUR -212 million, 2011). Special items Insurance: new Dutch employee pension scheme (EUR 5 million, 2013, EUR 100 million, 2012), goodwill impairment Benelux (EUR -56 million, 2012), Liability Management transaction (EUR -30 million, 2012, EUR 71 million, 2011), separation and IPO preparation costs (EUR 23 million, 2013, EUR -116 million, 2012, EUR -153 million, 2011), restructuring provisions and other (EUR -104 million, 2013, EUR -423 million, 2012, EUR -145 million, 2011).
5)	2011 is not restated for IFRS 10/11/12.
6)	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013, see Note 2.1 to the consolidated financial statements.

Year ended 31 December 2013 compared to year ended 31 December 2012

ING Group had a successful year in 2013, delivering an improved underlying net result while making significant progress on our transformation. ING Group’s 2013 net result increased to EUR 4,577 million from a net result of EUR 3,526 million in 2012, primarily due to a EUR 2,632 million decrease in total expenditure as ING U.S. was classified as Held for sale and reported under net result from discontinued operations. ING’s 2013 net result includes EUR -75 million of divestments, EUR 234 million from discontinued operations and EUR -182 million of special items.

Underlying net result for 2013 was EUR 4,601 million, an increase of 127% from EUR 2,029 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestment, discontinued operations and special items.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating environment remained challenging throughout 2012, with volatile financial markets and an uncertain macroeconomic environment. Against this backdrop, ING Group’s 2012 net result declined to EUR 3,526 million from a net result of EUR 4,754 million in 2011. ING’s 2012 net result includes EUR 1,254 million of divestments, EUR 1,191 million from discontinued operations and EUR -949 million of special items.

Underlying net result for 2012 was EUR 2,029 million, an decrease of 23% from EUR 2,627 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestment, discontinued operations and special items.

SEGMENT REPORTING

ING Group’s segments are based on the internal reporting structure by lines of by business. The segments Insurance United States (US), Insurance US Closed Block VA, Investment Management US, and Corporate line US ceased to exist, due to the classification of ING U.S. as held for sale and discontinued operations. Furthermore during 2013, ING has adjusted its reporting structure for its insurance operations to better align its segmentation with the businesses that it comprises, their governance and internal management, and to reflect the decision to divest ING Japan with the base case IPO of NN Group. Reference is made to Note 59 ‘Other events’ of Note 2.1 to the consolidated financial statements. The comparatives have been adjusted to reflect the new segment structure.

The new reporting segments for ING Group are as follows:

Banking	Insurance
Retail Netherlands	Netherlands Life
Retail Belgium	Netherlands Non-life
Retail Germany	Insurance Europe
Retail Rest of World	Japan Life
Commercial Banking	Investment Management
Other
Japan Closed Block VA

In addition to these segments, ING Group reconciles the total segment results to the total result of ING Banking and NN Group using the Corporate Lines Banking, and Insurance Other. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. Insurance Other reflects NN Group’s remaining interest in the Brazilian insurer SulAmérica S.A. and overhead expenses of ING Group allocated to NN Group.

The Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group.

The accounting policies of the segments are the same as those described in Note 2.1 ‘Accounting policies’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative years also reflect the impact of current year’s divestments.

As of 2013, ING Group evaluates the results of its insurance segments using a financial performance measure called operating result. Operating result is defined as result under IFRS-IASB excluding the impact of non-operating items, divestments and special items. Non-operating items include realised capital gains/losses and impairments on debt and equity securities, revaluations on assets marked to market through the profit and loss account and other non-operating market impacts. The operating result for the life insurance business is analysed through the margin analysis, which includes the investment margin, fees and premium-based revenues and the technical margin. Until 2012, the main performance measure for the insurance segments was underlying result; this difference between underlying result and operating result are the non-operating items as specified above. The operating results of the insurance segments are reconciled to underlying result (as defined for the banking segments) for the purpose of combining bank and insurance segments in ING Group.

Underlying result and Operating result as presented on the next pages are non-GAAP financial measures and are not measures of financial performance under IFRS-EU. Because these are not determined in accordance with IFRS-EU, underlying result and operating result as presented by ING may not be comparable to other similarly titled measures of performance of other companies.

For further information on underlying result for the banking and operating result for the insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 42 of Note 2.1 to the consolidated financial statements.

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the Corporate Line Banking (CLB) to the underlying net result for each of the years 2013, 2012 and 2011.

(EUR millions) 2013	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
- Net interest result	3,574	1,817	1,314	1,778	2,874	448	11,804
- Commission income	463	346	114	361	964	-4	2,244
- Total investment and other income	42	158	-40	235	2,961	-294	3,062

Total underlying income	4,079	2,321	1,388	2,374	6,799	149	17,111

Underlying expenditure
- Operating expenses*	2,330	1,476	709	1,623	2,310	246	8,694
- Additions to loan loss provision	877	183	82	280	867		2,288

Total underlying expenditure	3,207	1,658	791	1,903	3,177	246	10,982

Underlying result before taxation	872	663	598	471	3,622	-97	6,128
Taxation	221	196	188	111	874	-52	1,537
Minority interests		-4	1	66	27		90

Underlying net result	651	470	409	294	2,721	-45	4,501
Divestments				-42			-42
Special items	-107					25	-82

Net result	544	470	409	252	2,721	-20	4,377
*	including intangibles amortisation and other impairments

(EUR millions) 2012	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
- Net interest result	3,377	1,723	1,141	1,740	3,422	260	11,664
- Commission income	485	335	87	339	907	19	2,173
- Total investment and other income	35	136	-36	-273	-222	-19	-379

Total underlying income	3,897	2,194	1,193	1,807	4,107	260	13,458

Underlying expenditure
- Operating expenses*	2,249	1,425	669	1,618	2,372	304	8,638
- Additions to loan loss provision	665	168	83	250	955		2,121

Total underlying expenditure	2,914	1,593	752	1,868	3,328	304	10,759

Underlying result before taxation	983	601	441	-62	779	-44	2,699
Taxation	244	168	161	33	211	-25	792
Minority interests			1	66	23		91

Underlying net result	739	433	278	-161	545	-19	1,816
Divestments				1,278			1,278
Special items	-284	-22			-129	-160	-595

Net result	456	411	278	1,117	416	-179	2,499

*	including intangibles amortisation and other impairments

(EUR millions) 2011	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
- Net interest result	3,612	1,606	1,247	1,788	3,739	-58	11,935
- Commission income	481	336	117	330	977	-13	2,228
- Total investment and other income	52	88	-230	-147	-1,075	50	-1,261

Total underlying income	4,145	2,031	1,134	1,971	3,641	-20	12,903

Underlying expenditure
- Operating expenses*	2,426	1,435	648	1,559	2,524	152	8,745
- Additions to loan loss provision	457	145	91	166	477		1,335

Total underlying expenditure	2,883	1,580	740	1,725	3,000	152	10,080

Underlying result before taxation	1,262	451	395	246	641	-172	2,822
Taxation	317	107	134	54	129	-7	734
Minority interests			1	59	19		79

Underlying net result	946	345	259	133	493	-165	2,010
Divestments	12	2		337	873		1,224
Special items	-246	-12			-80	620	281

Net result	711	335	259	470	1,286	454	3,515

*	including intangibles amortisation and other impairments

Year ended 31 December 2013 compared to year ended 31 December 2012

Underlying result before tax (excluding the impact of divestments and special items) more than doubled to EUR 6,128 million in 2013, from EUR 2,699 million in 2012. This increase in result was boosted by a EUR 2,661 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and the Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax increased 21.6% to EUR 4,323 million in 2013 from EUR 3,554 million in 2012. This increase mainly reflects a strengthening of the interest margin, less volatility in credit and debt valuation adjustments (CVA/DVA) in Commercial Banking and the Corporate Line Banking, and the absence of de-risking losses in 2013. This was partly offset by 7.9% higher risk costs, while expenses were almost flat despite higher pension costs and additional restructuring charges.

Net result from banking operations increased to EUR 4,377 million in 2013 from EUR 2,499 million in 2012. In 2013, the net impact of the divested ING Direct UK activities was EUR -42 million, including an additional net transaction loss on the sale of EUR 6 million. In 2013, special items after tax were EUR -82 million. These items primarily reflect after-tax charges for the earlier announced restructuring programmes in Retail Netherlands and an additional provision release related to the new Dutch employee pension scheme announced in 2012. Divestments in 2012, related to the sale of ING Direct USA and ING Direct Canada, and the loss taken prior to the sale of ING Direct UK, resulted in a total net gain of EUR 1,365 million, while the operating net result from the divested units amounted to EUR -86 million. In 2012, special items after tax were EUR -595 million, mainly related to a settlement with authorities in the United States, various restructuring programs, including further restructuring in Retail Netherlands and Commercial Banking, and costs related to the separation of Bank and Insurance. These negative impacts were partly offset by a EUR 251 million provision release from the new Dutch employee pension scheme.

Total underlying income rose 27.1% to EUR 17,111 million in 2013, from EUR 13,458 million in 2012. The underlying interest result increased 1.2% to EUR 11,804 million driven by an improvement of the interest margin to 1.42% from 1.32% in 2012, whereas the average balance sheet declined by 5.7%. The interest margin on lending and savings products improved, supported by repricing in the loan book and lowering of client savings rates. This more than offset the impact of lower lending volumes, partly caused by the transfer and sale of WestlandUtrecht Bank (WUB) assets to NN Group, and lower interest results in Bank Treasury following a lengthening of the Bank’s funding profile. Commission income rose 3.3% to EUR 2,244 million. Investment and other income strongly improved to EUR 3,062 million, from EUR -379 million in 2012. This improvement was mainly explained by the aforementioned EUR 2,661 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, as well as the positive swing in CVA/DVA adjustments (which were EUR 74 million positive in 2013, compared with EUR 640 million of negative CVA/DVA impacts in 2012), while 2012 included EUR 478 million of selective de-risking losses in the European debt securities portfolio, against nil in 2013. Excluding these items, investment and other income declined by 25.8% mainly due to lower gains on the sale of equity and debt securities.

Underlying operating expenses increased slightly by 0.6% to EUR 8,694 million, compared with EUR 8,638 million in 2012. The increase was mainly due to higher pension costs and additional restructuring charges taken in the second half of 2013, which were largely offset by the benefits from ongoing cost-saving initiatives, the partial transfer of WUB staff to Nationale-Nederlanden Bank and lower impairments on real estate development projects.

The net addition to the provision for loan losses increased to EUR 2,288 million, from EUR 2,121 million in 2012, reflecting the continued weak economic environment. Risk costs were 83 basis points of average risk-weighted assets compared with 74 basis points in 2012.

Year ended 31 December 2012 compared to year ended 31 December 2011

Underlying result before tax declined by 4.4% to EUR 2,699 million in 2012, from EUR 2,822 million in 2011. This decline in result was partially mitigated by EUR 526 million less negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium. These fair value changes are mainly caused by changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax dropped 15.5% to EUR 3,554 million in 2012 from EUR 4,205 million in 2011. This decline mainly reflects higher risk costs due to the weak economic and business fundamentals, negative credit and debt valuation adjustments (CVA/DVA), and the new Dutch bank levy. In 2012, the result furthermore included EUR 478 million of losses from pro-active de-risking in the European debt securities portfolio, while the result in 2011 included EUR 139 million of de-risking losses and EUR 588 million of impairments on Greek government bonds. CVA/DVA adjustments in Commercial Banking and the Corporate Line had a negative impact of EUR 640 million in 2012, mainly reflecting a tightening of ING Bank’s credit spread, compared with EUR 275 million of positive CVA/DVA impacts in 2011. Excluding these and other market-related items, underlying result before tax was 9.2% lower, fully attributable to higher risk costs.

Net result from banking operations declined to EUR 2,499 million in 2012 from EUR 3,515 million in 2011. In 2012, the sale of ING Direct Canada and ING Direct USA as well as the loss taken prior to the sale of ING Direct UK, which was completed in March 2013, resulted in a total net gain of EUR 1,365 million, while the operating net results from the divested units amounted to EUR -86 million. In 2012, special items after tax were EUR -595 million, mainly related to a settlement with authorities in the United States, various restructuring programs, including further restructuring in Retail Netherlands and Commercial Banking, and costs related to the separation of Bank and Insurance. These negative impacts were partly offset by a provision release following the announcement of the new Dutch employee pension scheme. In 2011, the divestment of ING Real Estate Investment Management, ING Car Lease and IIM Philippines resulted in a net gain of EUR 821 million, while the operating net results from the divested units amounted to EUR 403 million. Special items after tax were EUR 281 million positive in 2011, driven by the EUR 647 million net gain on the liability management transaction that was completed in December 2011. The gain was partly offset by special items from various restructuring programs, including the strategic measures taken in Retail Netherlands and Commercial Banking as well as additional costs for the merger of the Dutch retail banking activities, and costs related to the separation of Bank and Insurance.

Total underlying income improved by 4.3% to EUR 13,458 million in 2012 from EUR 12,903 million. The underlying net interest result decreased by 2.3% to EUR 11,664 million. The main reasons for this decrease were lower interest results on savings, reflecting the low interest rate environment, and the impact of de-risking, and higher liquidity costs as the Bank lengthened its funding profile. The underlying interest margin declined to 1.32%, from 1.38% in 2011. Commission income fell 2.5% to EUR 2,173 million, mainly in Commercial Banking. Total investment and other income improved by EUR 882 million to EUR -379 million, from EUR -1,261 million in 2011. The improvement was caused by the aforementioned EUR 526 million lower negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, a EUR 323 million gain on the sale of ING’s equity stake in Capital One, lower combined losses from impairments and de-risking in the European debt securities portfolio and improved performance at Bank Treasury, partly offset by the negative swing in CVA/DVA adjustments.

Underlying operating expenses decreased slightly, by 1.2% to EUR 8,638 million, compared with EUR 8,745 million in 2011. The decrease was mainly due to strong cost control and lower impairments on real estate development projects, partly offset by inflationary and regulatory pressure, including the EUR 175 million Dutch bank levy. The underlying net addition to the provision for loan losses increased to EUR 2,121 million, from EUR 1,335 million in 2011. Risk costs were 74 basis points of average risk-weighted assets compared with 48 basis points in 2011.

The Banking business lines are analyzed using underlying result before tax in a format that is similar to the IFRS-IASB profit and loss account.

RETAIL NETHERLANDS

	2013	2012	2011
	(EUR millions)
Underlying income:
Interest result	3,574	3,377	3,612
Commission income	463	485	481
Investment income and other income	42	35	52

Total underlying income	4,079	3,897	4,145

Underlying expenditure:
Operating expenses	2,330	2,249	2,426
Additions to the provision for loan losses	877	665	457

Total expenditure	3,207	2,914	2,883

Underlying result before tax	872	983	1,262
Taxation	221	244	317
Minority interests

Underlying net result	651	739	946
Divestments			12
Special items	-107	-284	-246

Net result	544	456	711

Year ended 31 December 2013 compared to year ended 31 December 2012

The underlying result before tax of Retail Netherlands decreased 11.3% to EUR 872 million in 2013 compared with EUR 983 million in 2012, due to additional restructuring charges and an increase in risk costs. Underlying income rose 4.7% to EUR 4,079 million in 2013, reflecting higher interest results on lending and savings due to an improvement in margins, supported by a reduction in customer savings rates. These improvements were partly offset by lower volumes following the transfer and sale of EUR 8.3 billion of assets and EUR 3.7 billion of liabilities from WestlandUtrecht Bank (WUB) to NN Group together with the sale of another EUR 2.2 billion of mortgages. Excluding these sales and transfers, net production of mortgages was EUR -0.4 billion in 2013, while other lending, mainly business lending, decreased by EUR 2.2 billion. Net production in funds entrusted was nil, mainly caused by new legislation for local governments to place surplus cash at the National Treasury and an acceleration of redemptions on mortgages. Operating expenses increased 3.6% to EUR 2,330 million in 2013, including EUR 97 million of additional restructuring charges taken in the second half of the year, which were part of an extension of the efficiency programmes currently running. Excluding the restructuring charges, expenses decreased 0.7% from 2012, despite higher pension costs, reflecting the benefits of the efficiency programmes and the transfer of WUB staff to Nationale-Nederlanden Bank as from mid-2013. Net additions to loan loss provisions rose to EUR 877 million in 2013 from EUR 665 million in 2012, mainly due to higher risk costs on mortgages and to a lesser extent business lending, reflecting the continued weakness in the Dutch economy.

Underlying net result declined to EUR 651 million in 2013 compared with EUR 739 million in 2012, while the net result increased to EUR 544 million in 2013 compared with EUR 456 million in 2012. Special items after tax in 2013 were EUR -107 million, mainly related to the previously announced restructuring programmes and the transfer of WUB activities to Nationale-Nederlanden Bank. Special items after tax in 2012 were EUR -284 million, mainly related to the Case for Change initiative launched in 2011, which was followed by a second phase of strategic initiatives in the fourth quarter of 2012, additional costs for the combining of ING Bank and Postbank, and restructuring at WUB.

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Netherlands, underlying result before tax dropped 22.1% to EUR 983 million in 2012 compared with EUR 1,262 million in 2011, mainly due to lower income and higher additions to the provision for loan losses. The underlying income decreased by 6.0% to EUR 3,897 million in 2012 from EUR 4,145 million in 2011, particularly due to a 6.5% decline in interest result. The interest margin on savings and current accounts declined as a reduction in client savings rates could not fully offset a lower return from the investment portfolio due to lower interest rates. Funds entrusted showed a strong net inflow of EUR 9.0 billion, supported by successful marketing campaigns. The net production in residential mortgages was EUR 1.8 billion, while interest margins improved slightly. Other lending, mainly business lending, declined by EUR 3.0 billion as demand for credit remained low. Operating expenses decreased by 7.3% to EUR 2,249 million in 2012 from EUR 2,426 million in 2011, mainly reflecting the implementation of the cost-reduction programme announced in November 2011 and lower pension costs. Risk costs increased to EUR 665 million, or 133 basis points of average risk-weighted assets, mainly due to higher net additions in the mid-corporate and SME segments, and higher risk costs on mortgages reflecting lower house prices.

Underlying net result declined to EUR 739 million in 2012 compared with EUR 946 million in 2011. The net result also decreased to EUR 456 million in 2012 from EUR 711 million in 2011. Special items after tax in 2012 were EUR -284 million, mainly related to the Case for Change initiative, which was followed by a second phase of strategic initiatives in the fourth quarter of 2012, additional costs for the combining of ING Bank and Postbank, and restructuring at WUB. Special items in 2011 were EUR -246 million, mainly related to the Case for Change initiative as well as additional costs for the combining of ING Bank and Postbank and the operational and legal separation of WUB. Divestments in 2011 related to the operating net results of the divested ING Car Lease activities.

RETAIL BELGIUM

	2013	2012	2011
	(EUR millions)
Underlying income:
Interest result	1,817	1,723	1,606
Commission income	346	335	336
Investment income and other income	158	136	89

Total underlying income	2,321	2,194	2,031

Underlying expenditure:
Operating expenses	1,476	1,425	1,435
Additions to the provision for loan losses	183	168	145

Total expenditure	1,658	1,593	1,580

Underlying result before tax	663	601	451
Taxation	196	168	107
Minority interests	-4

Underlying net result	470	433	345
Divestments			2
Special items		-22	-12

Net result	470	411	335

Year ended 31 December 2013 compared to year ended 31 December 2012

The underlying result before tax of Retail Belgium increased 10.3% compared with 2012 to EUR 663 million, due to higher income supported by volume growth. Underlying income rose 5.8% to EUR 2,321 million, from EUR 2,194 million in 2012, mainly reflecting higher interest results driven by further growth in customer balances, while margins on current accounts declined. In 2013, net production in funds entrusted was EUR 3.7 billion. The net mortgage production was EUR 1.0 billion, while other lending grew slightly by EUR 0.1 billion. Operating expenses increased 3.6% compared with 2012 to EUR 1,476 million, mainly due to higher expenses for the deposit guarantee scheme and inflation-driven cost increases, which were partly offset by the benefits from the efficiency programmes. Risk costs were EUR 183 million, or 89 basis points of average risk-weighted assets. This is an increase of 8.9% on 2012, reflecting higher additions for business lending and mortgages, though the latter remained relatively low.

Underlying net result increased to EUR 470 million in 2013 from EUR 433 million in 2012. The net result improved to EUR 470 million in 2013 from EUR 411 million in 2012, which included EUR -22 million of special items after tax. The special items in 2012 were related to the Belgian domestic transformation programme and the separation of Bank and Insurance.

Year ended 31 December 2012 compared to year ended 31 December 2011

The underlying result before tax of Retail Belgium increased by 33.3% compared with 2011 to EUR 601 million, due to a strong increase in income supported by volume growth. Underlying income rose 8.0% to EUR 2,194 million, from EUR 2,031 million in 2011, mainly due to higher interest results, as business growth was combined with higher margins. Income in 2011 was furthermore negatively affected by EUR 17 million of impairments on Greek government bonds. Net mortgage production was EUR 1.8 billion in 2012, while other lending grew by EUR 2.5 billion. The net production in funds entrusted was EUR 3.3 billion, mainly attributable to the successful introduction of a new retail savings product in the first half of 2012. Operating expenses declined slightly to EUR 1,425 million from EUR 1,435 million in 2011. The lower contribution to the deposit guarantee scheme and lower personnel expenses were largely offset by inflation-driven cost increases and a new bank levy. Risk costs increased by 15.9% on 2011 to EUR 168 million, or 83 basis points of average risk-weighted assets, mainly due to higher net additions in the mid-corporate segment.

Underlying net result increased to EUR 433 million in 2012 from EUR 345 million in 2011. The net result improved to EUR 411 million in 2012 from EUR 335 million in 2011. Special items after tax in both years related to the Belgian domestic transformation programme and the separation of Bank and Insurance.

RETAIL GERMANY

	2013	2012	2011
	(EUR millions)
Underlying income:
Interest result	1,314	1,141	1,247
Commission income	114	87	117
Investment income and other income	-40	-36	-230

Total underlying income	1,388	1,193	1,134

Underlying expenditure:
Operating expenses	709	669	648
Additions to the provision for loan losses	82	83	91

Total expenditure	791	752	740

Underlying result before tax	598	441	395
Taxation	188	161	134
Minority interests	1	1	1

Underlying net result	409	278	259
Special items

Net result	409	278	259

Year ended 31 December 2013 compared to year ended 31 December 2012

Retail Germany’s underlying result before tax rose 35.6% to EUR 598 million in 2013, compared with EUR 441 million in 2012, due to continued volume growth in most products and improved margins on savings. Underlying income increased by 16.3% to EUR 1,388 million compared with EUR 1,193 million in 2012. The increase reflects higher interest results stemming from higher lending and savings balances and increased margins on savings supported by a reduction of the core savings rate in the beginning of 2013. Commission income rose by EUR 27 million from 2012, reflecting higher income from security brokerage. Investment and other income was slightly down, as the absence of de-risking losses in 2013 was offset by increased negative hedge ineffectiveness. Funds entrusted grew by EUR 9.2 billion in 2013. Lending growth was EUR 2.7 billion, of which EUR 2.2 billion was in mortgages. Operating expenses increased 6.0% compared with 2012, due to higher personnel expenses reflecting an increase in headcount and increased expenses for the deposit guarantee scheme, in line with the growth of the business. The additions to the provision for loan losses slightly declined in 2013 to EUR 82 million (or 37 basis points of average risk-weighted assets) from EUR 83 million (or 38 basis points of average risk-weighted assets) in 2012.

Both underlying net result and net result increased by EUR 131 million, or 47.1%, to EUR 409 million in 2013 compared with EUR 278 million in 2012.

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Germany’s underlying result before tax rose 11.6% to EUR 441 million in 2012, compared with EUR 395 million in 2011, due to lower impairments and de-risking losses. Underlying income increased by 5.2% to EUR 1,193 million in 2012, as 2011 included EUR 136 million of impairments on Greek government bonds and EUR 48 million of losses on the selective sale of European bonds against EUR 21 million of de-risking losses in 2012. Excluding impairments and de-risking losses, underlying income decreased to EUR 1,214 million in 2012, from EUR 1,319 million in 2011. The interest result dropped 8.5% to EUR 1,141 million in 2012, from EUR 1,247 million in 2011, despite higher volumes, reflecting a lower interest margin on savings as the return on the investment portfolio declined following de-risking and higher excess cash positions. Commission income declined by EUR 30 million from 2011, mainly due to lower fees from securities business. In 2012 the total net production in funds entrusted was EUR 9.1 billion, while the net production in mortgages amounted to EUR 3.4 billion. Operating expenses increased by 3.2% compared with 2011, reflecting higher personnel expenses due to increased staff numbers and higher IT costs to support business growth. The additions to the provision for loan losses decreased in 2012 to EUR 83 million, or 38 basis points of average risk-weighted assets, from EUR 91 million in 2011 (or 46 basis points of average risk-weighted assets).

Both underlying net result and net result increased by EUR 19 million, or 7.3%, to EUR 278 million in 2012 compared to EUR 259 million in 2011.

RETAIL REST OF WORLD

	2013	2012	2011
	(EUR millions)
Underlying income:
Interest result	1,778	1,740	1,788
Commission income	361	339	330
Investment income and other income	235	-273	-147

Total underlying income	2,374	1,807	1,971

Underlying expenditure:
Operating expenses	1,623	1,618	1,559
Additions to the provision for loan losses	280	250	166

Total expenditure	1,903	1,868	1,725

Underlying result before tax	471	-62	246
Taxation	111	33	54
Minority interests	66	66	59

Underlying net result	294	-161	133
Divestments	-42	1,278	337

Net result	252	1,117	470

Year ended 31 December 2013 compared to year ended 31 December 2012

The underlying result before tax of Retail Rest of World rose to EUR 471 million, compared with a loss of EUR 62 million in 2012, when results were impacted by EUR 441 million of losses related to selective de-risking of the investment portfolio. Underlying income increased to EUR 2,374 million from EUR 1,807 million in 2012. Excluding de-risking losses, income rose 5.6% mainly due to improved commercial results in most countries, and a higher dividend received from the Bank of Beijing. The interest result increased 2.2% due to higher margins, partly offset by currency impacts. Excluding currency effects and adjusted for divestments and the sale of a mortgage portfolio in Australia, net production in mortgages was EUR 1.4 billion, while the net growth in other lending was EUR 3.2 billion in 2013. Funds entrusted reported a net inflow of EUR 5.8 billion. Operating expenses increased slightly by 0.3% to EUR 1,623 million in 2013 from EUR 1,618 million in 2012, as higher expenses due to business growth were largely offset by favourable currency impacts. Risk costs rose to EUR 280 million, or 64 basis points of average risk-weighted assets, compared with EUR 250 million, or 50 basis points of average risk-weighted assets, in 2012. The increase in risk costs was mainly in India and Turkey reflecting the economic turmoil, partly offset by lower additions in Romania and the UK legacy portfolio.

Underlying net result turned to a profit of EUR 294 million in 2013, from a loss of EUR 161 million in 2012. The net result fell to EUR 252 million from EUR 1,117 million in 2012. The impact of divestments in 2013 was EUR -42 million, fully related to the closing of the sale of ING Direct UK in March 2013. In 2012, divestments added EUR 1,278 million to the net result, reflecting the net gains on the sale of ING Direct Canada and ING Direct USA, and the loss taken prior to the announced sale of ING Direct UK, as well as the operating net results of the divested units.

Year ended 31 December 2012 compared to year ended 31 December 2011

Retail Rest of World reported an underlying loss before tax of EUR 62 million in 2012 compared with an underlying profit before tax of EUR 246 million in 2011. This decrease was mainly due to EUR 441 million of losses from the selective de-risking in the investment portfolio in 2012, while 2011 included EUR 90 million of de-risking losses and EUR 210 million of impairments on Greek government bonds. Underlying income decreased by 8.3% due to the above-mentioned impairments and losses. Excluding these impacts, underlying income was almost flat, decreasing 1.0% to EUR 2,248 million in 2012, from EUR 2,271 million in 2011. The interest result declined by EUR 48 million, or 2.7%, due to pressure on margins. The interest result decreased mainly in Italy, France and the United Kingdom, in part offset by increases in Turkey, Spain and India. The total net production in mortgages was EUR 2.2 billion, while the net growth in other lending was EUR 2.4 billion. Funds entrusted reported a net inflow of EUR 6.6 billion in 2012. Operating expenses increased by 3.8% in 2012 compared with 2011, mainly as a result of business growth and inflation in the emerging markets India, Turkey and Poland. Risk costs rose to EUR 250 million, or 50 basis points of average risk-weighted assets, compared with EUR 166 million, or 34 basis points of average risk-weighted assets, in 2011. The increase in risk costs was mainly caused by EUR 75 million of specific provisions taken for an impaired CMBS position in the UK Legacy portfolio.

Underlying net result turned to a loss of EUR 161 million in 2012, from a profit of EUR 133 million in 2011. The net result improved to EUR 1,117 million in 2012, from EUR 470 million in the previous year. Divestments added EUR 1,278 million to the 2012 net result and included the net gains on the sale of ING Direct Canada and ING Direct USA, the loss taken prior to the sale of ING Direct UK (which was completed in March 2013), as well as the operating net results from ING Direct Canada and ING Direct UK during the same period. In 2011, the impact of divestments was EUR 337 million, fully related to the operating net results of ING Direct USA, ING Direct Canada and ING Direct UK.

COMMERCIAL BANKING

	2013	2012	2011
	(EUR millions)
Underlying income:
Interest result	2,874	3,422	3,739
Commission income	964	907	977
Investment income and other income	2,961	-222	-1,075

Total underlying income	6,799	4,107	3,641

Underlying expenditure:
Operating expenses	2,310	2,372	2,524
Additions to the provision for loan losses	867	955	477

Total expenditure	3,177	3,328	3,000

Underlying result before tax	3,622	779	641
Taxation	874	211	129
Minority interests	27	23	19

Underlying net result	2,721	545	493
Divestments			873
Special items		-129	-80

Net result	2,721	416	1,286

Year ended 31 December 2013 compared to year ended 31 December 2012

Commercial Banking’s underlying result before tax strongly improved by EUR 2,843 million to EUR 3,622 million in 2013 from EUR 779 million in 2012. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and Czech Republic were EUR 1,805 million in 2013 compared with EUR -856 million in 2012. These fair value changes are mainly a result of changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR 173 million positive in 2013 versus EUR 457 million of negative adjustments in 2012. Excluding these impacts, underlying result of Commercial Banking was 21.4% lower than in 2012, mainly caused by lower income in Bank Treasury, Real Estate & Other, partly offset by good cost control and lower risk costs.

Industry Lending posted an underlying result before tax of EUR 934 million in 2013, up from EUR 848 million in 2012, primarily due to higher income in Structured Finance and Corporate Investments combined with lower risk costs, which more than offset lower results on Real Estate Finance due to a downsizing of the portfolio in line with ING Bank’s strategy. The underlying result before tax of General Lending & Transaction Services decreased to EUR 518 million from EUR 632 million in 2012. The decline was mainly attributable to lower interest results reflecting lower volumes in General Lending and margin pressure in Payments & Cash Management, while expenses were up due to investments in IT to enhance product capabilities. This was partly offset by lower risk costs. Financial Markets’ underlying result increased to EUR 618 million from EUR 20 million last year, reflecting the aforementioned positive swing in CVA/DVA impacts. Underlying result of Bank Treasury, Real Estate & Other improved to EUR 1,552 million in 2013, from EUR -721 million in 2012, mainly due to the impact of the aforementioned fair value changes on derivatives related to asset-liability-management activities and – to a lesser extent – lower impairments on real estate development projects. This was partly offset by lower income from Bank Treasury activities following the lengthening of the Bank’s funding profile and the further wind-down of the Lease run-off business.

Commercial Banking’s total underlying income rose 65.5% to EUR 6,799 million in 2013 compared with EUR 4,107 million in 2012, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management activities and the positive swing in CVA/DVA. Excluding these items, income declined 11.1% on 2012, due to lower interest results, especially in Bank Treasury and Financial Markets, but also in General Lending. Adjusted for currency impacts and the sale of a US Real Estate Finance portfolio, net lending declined slightly by EUR 0.2 billion in 2013, as lower volumes in Real Estate Finance, General Lending and the Lease run-off portfolio was offset by growth in Structured Finance and Trade Finance Services. Net funds entrusted grew by EUR 8.5 billion. Underlying operating expenses decreased 2.6% to EUR 2,310 million, due to good cost control and lower impairments on real estate development projects. Risk costs decreased to EUR 867 million, or 68 basis points of average risk-weighted assets, from EUR 955 million, or 72 basis points, in 2012. The decrease was mainly visible in Industry Lending, although risk costs in Real Estate Finance slightly increased. In General Lending risk costs were also lower.

Both the underlying net result and total net result were EUR 2,721 million in 2013. This represents an increase of EUR 2,176 million and EUR 2,305 million, respectively, compared with an underlying net result of EUR 545 million and a total net result of EUR 416 million in 2012. Special items after tax in 2012 were EUR -129 million, fully related to restructuring provisions.

Year ended 31 December 2012 compared to year ended 31 December 2011

Commercial Banking’s underlying result before tax increased by 21.5% to EUR 779 million in 2012 compared with EUR 641 million in 2011. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium were EUR -856 million in 2012 compared with EUR -1,382 million in 2011. These fair value changes are mainly a result of changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were made up of EUR 457 million of negative adjustments in 2012 versus EUR 130 million of positive adjustments in 2011. Furthermore, 2012 included EUR 17 million of de-risking losses in the debt securities portfolio, while 2011 included EUR 225 million of impairments on Greek government bonds. Excluding these impacts, underlying result of Commercial Banking in 2012 was 0.4% lower than in 2011, as higher risk costs were almost fully offset by increased income and lower operating expenses.

Industry Lending posted an underlying result before tax of EUR 848 million in 2012, down from EUR 1,375 million in 2011, primarily due to higher risk costs and lower commission income. Risk costs in Industry Lending almost tripled to EUR 674 million, compared with EUR 234 million last year, due to material increases in both Real Estate Finance and Structured Finance. General Lending & Transaction Services showed a solid underlying result before tax of EUR 632 million in 2012, up from EUR 560 million in 2011. This increase was mainly attributable to higher interest results, due to increased margins, partly offset by lower volumes, and higher commission income. Financial Markets’ underlying result dropped to EUR 20 million from EUR 364 million previous year, reflecting the aforementioned negative impact of CVA/DVA. The decrease was partly offset by higher income in the developed markets rates and credit business. Underlying result of Bank Treasury, Real Estate & Other improved to EUR -721 million in 2012, from EUR -1,658 million in 2011, mainly due to the impact of the aforementioned lower negative fair value changes on derivatives related to asset-liability-management activities, the impact of the Greek impairments in 2011 and lower losses from the Real Estate run-off business in 2012.

In 2012, Commercial Banking’s total underlying income increased by 12.8% to EUR 4,107 million from the previous year, primarily driven by Bank Treasury, Real Estate & Other, partly offset by Financial Markets. Income from the core lending businesses held up well, as lower volumes were offset by higher margins. Net production in lending was a negative amount of EUR 11.3 billion, reflecting maturities and low demand for credit, while funds entrusted reported a net outflow of EUR 5.4 billion. Underlying operating expenses decreased by 6.0% to EUR 2,372 million, mainly due to lower impairments on real estate development projects, lower pension costs and lower performance-related staff costs. Risk costs doubled to EUR 955 million in 2012, or 72 basis points of average risk-weighted assets, compared with EUR 477 million, or 35 basis points, in 2011. The increase is mainly due to higher risk costs in Industry Lending as well as for the lease run-off business.

The underlying net result improved to EUR 545 million in 2012, from EUR 493 million in 2011. Net result dropped to EUR 416 million in 2012 compared with EUR 1,286 million a year ago. In 2011, divestments contributed EUR 873 million to the net result and included the gains on the sale of ING Real Estate Investment Management, ING Car Lease, and IIM Philippines as well as the operating results from the divested units. Special items after tax, mainly restructuring provisions, were EUR -129 million in 2012 and EUR -80 million in 2011.

INSURANCE OPERATIONS

Operating result (before tax) is used by NN Group to evaluate the financial performance of its segments. Each segment’s operating result is calculated by adjusting the reported net result for the following items:

•	Non-operating items: related to (general account) investments that are held for risk of NN Group (net of policyholder profit sharing):

- Capital gains/losses and impairments: realised gains and losses as well as impairments on financial assets that are classified as available for sale. These investments include debt and equity securities (including fixed income and equity funds), private equity (< 20% ownership), real estate funds as well as loans quoted in active markets.

- Revaluations: revaluations on assets marked to market through the Consolidated profit and loss account. These investments include private equity (associates), real estate (property and associates), derivatives unrelated to product hedging programs (i.e. interest rate swaps, foreign exchange hedges) and direct equity hedges.

- Market & other impacts: these impacts mainly comprise the change in the provision for guarantees on separate account pension contracts (net of hedging) in the Netherlands, the equity related and other deferred acquisition costs unlocking for Japan Closed-Block VA as well as the accounting volatility related to the reinsurance of minimum guaranteed benefits of Japan Closed-Block VA.

•	Result on divestments and discontinued operations: result before tax related to divested operations, including the net result from disposal groups classified as discontinued operations as well as the result from classification and disposal of discontinued operations.
•	Special items before tax: items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary business activities and therefore are not expected to recur frequently or regularly. This includes for instance restructuring expenses, goodwill impairments, results related to early retirement of debt and gains/losses from employee pension plan amendments or curtailments.

Reserve adequacy test- Japan Closed Block VA

The adequacy of the reserves held for the Japan Closed Block VA segment is evaluated on a quarterly basis. The test considers current estimates of all contractual and related cash flows (including projected performance of the hedge program). The test is conducted by comparing the present value of the cash flows to the reserves for the business line. If it is determined, using a best estimate (50%) confidence level, that reserves are insufficient to support the projected cash outflows, the shortfall is established as an additional reserve, which is in turn recognised immediately in the profit and loss account. There are no offsets considered from any other business line.

There are several key inputs to the reserve adequacy testing. The liability assumptions are based on management’s best estimate of policyholder behaviour, which is reviewed periodically, but at least annually. Stochastic scenario simulations are incorporated based on management’s long-term view of equity markets and interest rates. The hedging program is based on our current approach to managing the risk of the business. Finally, current market conditions impact the results of the test as both reserves and the present value of cash flows are sensitive to market interest rates. Any changes in the items above may have a potentially significant impact to the results of the reserve adequacy test.

In 2013, the separate reporting of the Japan Closed Block VA business line triggered a charge of EUR 575 million before tax to restore the reserve inadequacy of that business line to the 50% confidence level. This charge resulted in a write-off of all deferred acquisition costs (DAC) related to the Japan Closed Block VA business of EUR 1,405 million partly compensated by a release of the Life insurance provision related to unearned revenues of EUR 867 million, and an increase in the life insurance provisions for the remaining amount.

Reference is made to Note 59 ‘Other events’ of Note 2.1 to the consolidated financial statements’.

The following table sets forth the contribution of ING’s Insurance business lines and Insurance Other to the net result for each of the years 2013, 2012 and 2011.

Operating result per segment	2013	2012	2011
	(EUR millions)
Operating result
- Netherlands Life	686	604	750
- Netherlands Non-life	79	103	186
- Insurance Europe	199	219	266
- Japan Life	162	196	119
- Investment Management	130	109	124
- Other	-371	-398	-313

Operating result ongoing business	886	833	1,132
Non -operating items ongoing business	-229	-779	-660
- of which gains/losses and impairments	97	70	-433
- of which revaluations	3	-319	23
- of which market and other impacts	-329	-531	-250
Japan Closed Block VA	-669	105	138
Insurance Other	100	33	56
Special items before tax	-126	-451	-214
Result on divestments	-44	-12	-9

Result before tax	-83	-272	443
Taxation	-56	-123	9
Minority interests	6	12	4

Net result from continuing operations	-32	-161	430
Net result from discontinued operations ING U.S.	39	495	-613
Net result from discontinued operations Asia	195	696	314
Net result from discontinued operations Latin America			1,109

Net result from continuing and discontinued operations	202	1,030	1,240

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result ongoing business of NN Group was EUR 886 million in 2013, a 6.4% increase compared with EUR 833 million in 2012, mainly driven by higher operating results for Netherlands Life, Investment Management and the Other segment. This improvement was partially offset by lower operating results for Insurance Europe, Japan Life and Netherlands Non-life.

The loss from non-operating items related to ongoing business improved to EUR 229 million in 2013 from EUR 779 million in 2012. Revaluations, which amounted to a loss of EUR 319 million in 2012 due to the impact of negative revaluations of equity hedges and real estate investments of Netherlands Life, improved to a gain of EUR 3 million in 2013. The provision for guarantees on separate account pension contracts (net of hedging) in the Netherlands had a EUR 202 million lower adverse impact as reflected in market and other impacts.

The result before tax of Japan Closed Block VA was a loss of EUR 669 million in 2013, compared with a profit of EUR 105 million in 2012. This decrease was primarily due to a EUR 575 million charge in order to bring the reserve adequacy of the business line to the 50% confidence level as of 1 October 2013, due to a change in the segmentation of operations that was introduced in the fourth quarter of 2013.

Special items before tax improved to a loss of EUR 126 million in 2013 from a loss of EUR 451 million in 2012, as a result of the provisions set up for the restructuring programme in the Netherlands in 2012 and reduced costs for the operational separation from ING in 2013.

The EUR -44 million result on divestments in 2013 mainly regards the net result of divested units.

The result from discontinued operations ING U.S, was EUR 39 million in 2013 compared with EUR 495 million in 2012. This decrease is mainly due to lower results from ING U.S. reflecting the 2013 sale of 43% of ING U.S., a lower investment margin at ING U.S., lower revaluations and higher losses on guaranteed benefit hedges, net of reserve changes. The result from discontinued operations Asia was EUR 195 million in 2013 versus EUR 696 million in 2012. The gain on the sales of the insurance operations in Hong Kong, Macau and Thailand were offset by the loss on the sale of ING Life Korea. The result in 2012 reflected the gain on the sale of Insurance Malaysia, partly offset by goodwill write-offs on the insurance and investment management operations in Korea. Furthermore, the sale of a number of Asian entities in 2013 also contributed to the decrease.

The net result from continuing and discontinued operations decreased from EUR 1,030 million in 2012 to EUR 202 million in 2013.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result ongoing business of NN Group was EUR 833 million in 2012, a 26.4% decrease from EUR 1,132 million in the previous year, as all ongoing business segments of NN saw a decline with the exception of Japan Life. The deterioration was primarily driven by lower operating income, especially in the Netherlands Life and Insurance Europe segments. The lower operating result of Netherlands Non-life was caused by higher claims in the D&A product line, whereas the higher operating loss of the Other segment stemmed from higher shareholder and interest expenses. These negative developments were partly offset by marginally lower administrative expenses (which decreased by 1.1%) in 2012, especially in Netherlands Life, Netherlands Non-life and Insurance Europe, and by higher fees and premium-based revenues, notably in Japan Life.

The loss from non-operating items of NN Group related to the ongoing business increased to EUR 779 million in 2012 from EUR 660 million in 2011. This increase was mainly due to market and other impacts, which deteriorated to a loss of EUR 531 million in 2012 from a loss of EUR 250 million in the prior year. Netherlands Life in particular experienced significant losses, due to additions to the provision for guarantees on separate account pension contracts (net of hedging) and negative results on interest rate hedges in place to protect regulatory capital. These higher levels of losses were partly offset by the significant improvement in gains/losses and impairments from a loss of EUR 433 million in 2011 to a gain of EUR 70 million in 2012, largely due to the EUR 378 million impairment on Greek government bonds in Insurance Europe in 2011. In addition, revaluations decreased from a gain of EUR 23 million in 2011 to a EUR 319 million loss in 2012, mainly driven by negative revaluations on equity hedges and real estate in Netherlands Life.

The result before tax of Japan Closed Block VA declined by 23.9% to EUR 105 million in 2012, from EUR 138 million in 2011, mainly due to a better result on the guaranteed VA benefits hedge at ING Re in the prior year.

Special items before tax more than doubled to a loss of EUR 451 million in 2012, fuelled by expenses for the transformation and restructuring programme in the Netherlands and expenses related to the preparations for the base case IPO.

The result from discontinued operations ING U.S. was EUR 495 million in 2012 compared with EUR -613 million in 2011. The result was impacted by the completion of a comprehensive policyholder behaviour assumption review for the US Closed Block VA, leading to a charge of EUR 1.1 billion before tax in the fourth quarter of 2011. The net result from discontinued operations Asia was EUR 675 million in 2012 versus EUR 314 million in 2011. This increase is mainly due to result on divestments of the Asia entities. Beside the operating result of the Asia entities, the result in 2012 also reflected the gain on the sale of Insurance Malaysia, partly offset by goodwill write-offs on the insurance and investment management operations in Korea. The net result of EUR 1,109 million from discontinued operations of Latin America in 2011 was mainly due to the sale of the insurance activities.

The net result from continuing and discontinued operations decreased from EUR 1,240 million in 2011 to EUR 1,030 million in 2012.

NETHERLANDS LIFE

	2013	2012	2011
	(EUR millions)
Investment margin	535	542	579
Fees and premium based revenues	461	508	499
Technical margin	237	141	278
Income non-modelled life buisness			36

Operating income	1,233	1,191	1,392

Administrative expenses	472	495	533
DAC amortisation and trail commissions	75	92	109

Operating expenses	547	587	641

Operating result	686	604	750

Gains/losses and impairments	-43	138	193
Revaluations	27	-296	72
Market & other impacts	-329	-530	-250

Special items before tax	-22	-225	-83
Divestments	6	-25

Result before taxation	325	-335	683
Taxation	60	-168	100
Minority interest	6	12	4

Net result from continuing operations	259	-178	578

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for Netherlands Life was EUR 686 million in 2013 compared with EUR 604 million in 2012, mainly due to a higher technical margin partly offset by lower fees and premium based revenues.

The investment margin decreased to EUR 535 million in 2013 from EUR 542 million in 2012, after a slight decline in investment income mainly due to lower dividends on equity securities.

Compared with 2012, fees and premium-based revenues in 2013 decreased by EUR 47 million to EUR 461 million, mainly due to the run-off of the individual life closed book portfolio as well as lower cost charges to clients within individual unit-linked insurance policies from 2013 onwards.

In 2013 the technical margin was EUR 237 million, a 68.1% increase from EUR 141 million in 2012, mainly driven by non-recurring movements in technical provisions in both years.

Administrative expenses decreased to EUR 472 million in 2013 compared with EUR 495 million in 2012, mainly due to the transformation programme partly offset by higher pension expenses.

DAC amortisation and trail commissions declined 18.5% to EUR 75 million in 2013, in line with the decline in new life sales and reduced acquisition costs, as a result of the commission ban on complex products in the Netherlands.

Revaluations in 2013 generated a loss of EUR 296 million, including a EUR 206 million loss on equity hedges and a EUR 149 million negative revaluation of real estate, partly offset by a EUR 20 million positive revaluation of private equity.

Gains/losses and impairments decreased to a EUR 43 million loss in 2013 from a gain of EUR 138 million in 2012. The loss in 2013 was mainly due to impairments on real estate, while the gain in 2012 was mainly driven by realised gains on equities.

The 2013 loss of EUR 329 million in market and other impacts was mainly a result of the change in the provision for guarantees on separate account pension contracts (net of hedging). This included a non-recurring loss of EUR 177 million from a refinement of the market interest rate assumption to further align the accounting and the hedging for the separate account pension business. In 2012, the loss from the change in the provision for guarantees on separate account pension contracts (net of hedging) was EUR 530 million.

Special items were a loss of EUR 22 million in 2013, primarily due to preparation costs for the base case IPO. This compared to a loss of EUR 225 million in 2012 which primarily reflected reorganisation provisions related to the transformation programme announced in late 2012 as well as expenses related to the operational separation from ING Group.

Result on divestment was a gain of EUR 6 million in 2013, compared with a loss of EUR 25 million in 2012. The loss in 2012 was related to the final settlement of the divestment of group pension contracts which were transferred to an industry wide pension fund.

The result before tax was a gain of EUR 325 million in 2013, compared with a loss of EUR 335 million in 2012, driven by an improvement in non-operating items and lower adverse impact from special items as well as the increase in operating result.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result for Netherlands Life decreased to EUR 604 million in 2012 from EUR 750 million in 2011, mainly due to a lower investment margin and a lower technical margin, which was only partly offset by lower expenses.

The investment margin was EUR 542 million in 2012, a 6.4% decrease compared with EUR 579 million in 2011, as a result of de-risking actions within the bond and ABS portfolios, which resulted in lower fixed interest income and lower re-investment rates, as well as lower dividends on publicly traded equities and real estate funds.

Fees and premium-based revenues increased to EUR 508 million in 2012 compared with EUR 499 million in 2011 as fees on AuM showed a marked increase in 2012, as a result of higher asset balances and the inclusion of fee income from pension administration company AZL that was presented as non-modelled business through 2011. Premium-based revenues on traditional life and unit-linked insurance declined in line with lower new sales and lower gross premium income.

The technical margin was EUR 141 million in 2012, a 49.3% decrease compared with the EUR 278 million margin in 2011. This is attributable in part to additions to guarantee provisions for group and retail life contracts in 2012, triggered by lower interest rates. Furthermore, the 2011 technical margin was boosted by a EUR 70 million gain from the surrender of a contract with a large pension fund.

Administrative expenses were EUR 495 million in 2012, 7.1% lower than the EUR 533 million in administrative expenses in 2011, mainly as a result of cost containment measures and lower pension expenses.

DAC amortisation and trail commissions declined in line with lower new sales in 2012 and preceding years.

The positive result from gains/losses and impairments declined by EUR 55 million, or 25.5%, to EUR 138 million, driven by capital losses on the sale of mainly southern European government bonds and low-rated ABS as part of the de-risking process. This was partly offset by capital gains realised on publicly traded equities investments. However, 2011 also included significant capital gains on Dutch and German publicly traded equities.

Losses on revaluations were EUR 296 million in 2012, mainly caused by negative revaluations on equity options used to hedge the equity portfolio to protect local solvency, and negative revaluations on real estate.

Losses due to market and other impacts were EUR 530 million in 2012, mainly due to a change in the provision for guarantees on separate account pension contracts (net of hedging).

Special items were a loss of EUR 225 million in 2012, compared with a loss of EUR 83 million in 2011, mainly due to a reorganisation provision related to NN’s transformation programme announced in late 2012 to improve processes and systems as well as expenses related to the preparation for the base case IPO.

Result on divestments decreased to a loss of EUR 25 million in 2012 from nil in 2011. This loss was related to the final settlement of the divestment of a group pension contract which was transferred to an industry wide pension fund.

The result before tax decreased to loss of EUR 335 million in 2012 from a profit of EUR 683 million in 2011. This decrease was mainly driven by the large decrease in non-operating items as well as a lower operating result and higher negative special items.

NETHERLANDS NON-LIFE

	2013	2012	2011
	(EUR millions)
Operating income	1,729	1,844	1,845
Expenditure	1,651	1,741	1,659

Operating result	79	103	186

Gains/losses and impairments	-1	1	-45
Revaluations	5	-15	5

Special items before tax	-16	-140	-53
Divestments

Result before taxation	66	-51	93
Taxation	14	-16	19

Net result from continuing operations	53	-35	75

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for Netherlands Non-life was EUR 79 million in 2013, a 23.3% decline compared with EUR 103 million in 2012, mainly due to a lower operating result in the Property & Casualty (P&C) segment partly offset by a higher operating result in the Disability & Accident (D&A) segment.

Operating income was EUR 1,729 million in 2013, a 6.2% decrease compared with EUR 1,844 million in 2012. This decrease was largely driven by a lower earned premiums in the SME P&C and D&A segments due to the challenging economic conditions and an underwriting focus on value and return over volume.

Other income comprising commission income earned by NN Group’s wholly-owned insurance brokers, Mandema and Zicht, showed a decrease as a result of the new legislation prohibiting insurance companies to pay commissions to brokers, which became effective in 2013.

Expenditure improved to EUR 1,651 million in 2013 compared with EUR 1,741 million in 2012. This improvement was driven by a significant reduction in claims frequency for Income products following the implementation of a recovery programme in 2011 and 2012. The recovery was also strengthened by a significant improvement in the claims experience for short-term disability products. The restored profitability of the Income business was partly offset by a relatively high volume of significant claims in the fire product line and several large storms in the fourth quarter of 2013, which increased expenditures in the P&C market segment. Administrative expenses increased with EUR 19 million mainly as a result of higher pension expenses.

The result from non-operating items was a gain of EUR 4 million in 2013 compared with a loss of EUR 15 million in 2012. The positive result reflects improved revaluations of both real estate and private equity assets in 2013 and negative revaluations of the direct equity hedge in 2012.

Special items were a loss of EUR 16 million in 2013, primarily due to preparation costs for the base case IPO. This compared to a loss of EUR 140 million in 2012, which mainly reflected reorganisation provisions related to the transformation programme announced in late 2012 and expenses for the operational separation from ING Group.

The result before tax increased to a gain of EUR 66 million in 2013 from a loss of EUR 51 million in 2012. The decrease in operating result was more than offset by an improvement in non-operating items and special items.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result for Netherlands Non-life declined to EUR 103 million in 2012 from EUR 186 million in 2011, mainly driven by a higher claims experience in the Income product line.

Operating income remained flat at EUR 1,844 million in 2012, compared with EUR 1,845 million in 2011. An increase in earned premiums, net of reinsurance, particularly in the fire product line, was partly offset by a slight decrease in other income, which comprises the commission income earned by NN’s wholly-owned insurance brokers, Mandema and Zicht.

Expenditure for Netherlands Non-life was EUR 1,741 million in 2012, 4.9% higher compared with EUR 1,659 million in 2011. Claims incurred (net of reinsurance) increased by 9.7% mainly caused by unfavourable claims experience in the Income product line. During several years preceding 2012, an industry-wide acceleration occurred in claims incurred for income protection products, driven by increased frequency and duration of reported illness and disability of both employees and the self-employed. This increase in claims incurred was partly offset by a decrease in administrative expenses in 2012 due to cost containment efforts.

The loss from non-operating items was EUR 15 million in 2012 compared with a loss of EUR 40 million in 2011, as capital losses on the sale of southern European government bonds (mainly Spanish and Portuguese bonds) were only partly offset by capital gains following the reduction in the public equity exposure.

Special items showed a loss of EUR 140 million in 2012 compared with a loss of EUR 53 million in 2011. The loss in 2012 mainly related to reorganisation expenses related to NN’s transformation programme announced in late 2012 as well as expenses in connection with the preparation for the base case IPO.

The result before tax declined to a loss of EUR 51 million in 2012 from a gain of EUR 93 million in 2011 mainly due to a lower operating result as a result of higher claims combined with higher negative special items.

INSURANCE EUROPE

	2013	2012	2011
	(EUR millions)
Investment margin	105	122	159
Fees and premium based revenues	507	514	548
Technical margin	191	210	206
Income non-modelled life buisness	20	20	9

Operating income	824	866	921

Administrative expenses	310	334	353
DAC amortisation and trail commissions	319	321	307

Operating expenses	630	654	659

Life & ING IM operating result	194	212	262

Non-life operating results	5	7	4

Operating result	199	219	266

Gains/losses and impairments	55	-82	-599
Revaluations	-3	17	-16
Market & other impacts		-1

Special items before tax	-9	-38	-90

Result before taxation	243	115	-439
Taxation	77	25	-49
Minority interest	9	9	10

Net result from continuing operations	156	81	-400
Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for Insurance Europe was EUR 199 million in 2013, a 9.1% decline compared with EUR 219 million in 2012.

Lower investment margin and a lower technical margin were partly offset by lower administrative expenses. The investment margin for 2013 was EUR 105 million, compared with EUR 122 million for 2012. This decline reflects lower re-investment yields and the impact of a regulatory change, both in the Czech Republic.

Fees and premium-based revenues decreased slightly from EUR 514 million in 2012 to EUR 507 million in 2013, mainly due to lower unit-linked premiums in Belgium and Luxembourg.

The technical margin decreased to EUR 191 million in 2013 from EUR 210 million in 2012, mainly due to lower surrender results in Greece and lower morbidity margin in Romania and Greece. These declines were partly offset by a EUR 10 million reclassification of the Belgian crisis tax, booked in the technical margin in 2012, to DAC amortisation and trail commissions in 2013.

Administrative expenses were EUR 630 million in 2013, a 3.7% decrease compared with EUR 654 million in 2012. This decrease partly reflects the incurrence of a one-off financial institution tax in Hungary of EUR 15 million in 2012 and tight cost control throughout the region in 2013, the impact of the latter partly offset by investments in new business in Turkey.

DAC amortisation and trail commissions decreased slightly to EUR 319 million in 2013 from EUR 321 million in 2012. DAC amortisation and trail commissions in Belgium decreased due to a new commission agreement with distributor ING Bank Belgium as well as lower sales, offset by the reclassification of the Belgian crisis tax.

Non-operating items increased to a gain of EUR 53 million in 2013 from a loss of EUR 66 million in 2012. This increase reflects a EUR 48 million gain on the sale of Dutch and German government bonds in Belgium in 2013, as compared with capital losses and impairments on financial and government bonds in Belgium and Spain in 2012.

Special items were a loss of EUR 9 million in 2013, primarily related to expenses for a regional transformation programme. This compared with a loss of EUR 38 million in 2012 which included expenses related to the operational separation from ING, expenses for the transformation programme and expenses related to the base case IPO.

The result before tax increased to EUR 243 million in 2013 from EUR 115 million in 2012. The decrease in operating result was more than offset by an improvement in non-operating items and special items.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result for Insurance Europe declined to EUR 219 million in 2012 from EUR 266 million in 2011, primarily as a result of a lower investment margin and a lower technical margin.

The investment margin decreased 23.3% to EUR 122 million in 2012, mainly as a result of lower investment yields in Belgium and Greece, reflecting de-risking actions within the fixed income investment portfolio.

Fees and premium-based revenues were EUR 514 million in 2012, a 6.2% decline compared with EUR 548 million in 2011. This decline was driven by lower fees in the life business, as high margin portfolios continued to mature and were replaced by lower margin products. The decline was also driven by regulatory changes affecting the pension funds in Poland and Hungary.

The technical margin increased slightly to EUR 210 million in 2012 from EUR 206 million in 2011, largely as a result of the release of a technical provision in Romania in the amount of EUR 4 million.

Income from non-modelled business, pertaining to Bulgaria and Turkey, more than doubled due to the growth of the Turkish life business.

Administrative expenses fell by 5.4% to EUR 334 million in 2012, reflecting strict cost control and provision releases in 2012, while 2011 was impacted by higher project costs related to building a regional IT organisation and by reorganisation expenses.

DAC amortisation and trail commissions increased in line with increasing new sales and policies in-force.

Non-operating items were a loss of EUR 66 million in 2012, as compared to a loss of EUR 615 million in 2011. In 2011 non-operating items included EUR 539 million of capital losses and impairments on southern European government bonds and hybrid debt issued by financial institutions.

Special items were a loss of EUR 38 million in 2012, compared with a loss of EUR 90 million in 2011, as expenses related to the regional transformation programme tapered off. Special items in both years also reflected expenses for the separation of the insurance and investment management businesses from ING. Furthermore, special items in 2012 incorporated EUR 8 million in expenses to prepare for the base case IPO.

The result before tax increased to a gain of EUR 115 million in 2012 from a loss of EUR 439 million in 2011. This increase is mainly due to the fact that 2011 included large capital losses and impairments on southern European government bonds and debt issued by financial institutions, as well as a lower operating result.

JAPAN LIFE

	2013	2012	2011
	(EUR millions)
Investment margin	7	10	2
Fees and premium based revenues	436	490	437
Technical margin	2	23	-4

Operating income	445	523	434

Administrative expenses	106	130	129
DAC amortisation and trail commissions	177	197	187

Operating expenses	283	327	315

Operating result	162	196	119

Gains/losses and impairments	42	4	7
Revaluations	-11	10	1

Result before taxation	192	209	126
Taxation	71	69	-29

Net result from continuing operations	121	140	156

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for Japan Life was EUR 162 million in 2013, a 17.3% decline compared with EUR 196 million in 2012, due to the 27% depreciation of the Japanese yen against the euro in 2013.

Fees and premium based revenues were EUR 436 million in 2013, a 11.0% decrease compared with EUR 490 million in 2012, primarily due to the depreciation of the Japanese yen against the euro. Excluding this currency effect, fees and premium based revenues increased by 10.0% driven by strong COLI sales and favourable persistency.

The technical margin decreased to EUR 2 million in 2013 compared with EUR 23 million in 2012, as the 2012 technical margin included strong mortality and morbidity results, while surrender results declined in 2013 following improved persistency in the portfolio.

Administrative expenses were EUR 106 million in 2013, a 18.5% decrease compared with EUR 130 million in 2012, primarily due to the depreciation of the Japanese yen against the euro. Excluding currency effects, administrative expenses remained broadly stable, increasing by 1.0% compared to 2012.

DAC amortisation and trail commissions decreased to EUR 177 million in 2013 compared to EUR 197 million in 2012. Excluding currency effects, DAC amortisation and trail commissions increased by 11.7% due to higher in-force volume.

Gains/losses and impairments increased to EUR 42 million in 2013 from EUR 4 million in the prior year, mainly caused by asset rebalancing.

Revaluations decreased to a loss of EUR 11 million in 2013 from a gain of EUR 10 million in the previous year.

The result before tax decreased to EUR 192 million in 2013 from EUR 209 million in 2012, due to the decrease in operating result. This was partly offset by an improvement in non-operating items.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result for Japan Life increased to EUR 196 million in 2012 from EUR 119 million in 2011, primarily due to higher fees and premium-based revenues and a higher technical margin, partly offset by higher expenses.

Fees and premium-based revenues were EUR 490 million in 2012, a 12.1% increase compared with EUR 437 in 2011, due to higher gross premiums and a slightly higher in-force portfolio size.

The technical margin increased to a gain of EUR 23 million in 2012 as compared to a loss of EUR 4 million in 2011, mainly due to higher mortality and morbidity results.

Administrative expenses were relatively flat at EUR 130 million in 2012, compared with EUR 129 million in 2011.

DAC amortisation and trail commissions increased to EUR 197 million in 2012, as compared to EUR 187 million in 2011, as a result of higher in-force volume, partly offset by lower DAC write-off due to lower surrenders.

Taxation in 2011 was negative (i.e. a tax refund) because of a EUR 31 million release of deferred tax liabilities due to a corporate tax rate reduction in Japan from 36.2% to 30.8%.

INVESTMENT MANAGEMENT

	2013	2012	2011
	(EUR millions)
Investment margin	1		3
Fees and premium based revenues	444	430	434

Operating income	445	430	437

Administrative expenses	314	321	313

Operating expenses	314	321	313

Operating result	130	109	124

Gains/losses and impairments		1	5
Special items before tax		-6	-10

Result before taxation	130	105	118
Taxation	34	27	34

Net result from continuing operations	97	77	85

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for Investment Management was EUR 130 million in 2013, a 19.3% increase compared with EUR 109 million in 2012, driven by higher fees and lower administrative expenses.

Fees were EUR 444 million in 2013, a 3.5% increase compared with EUR 430 million in 2012, as outflows in lower yielding proprietary assets were offset by inflows in higher margin products. As a result, the ratio of fees to average Assets under Management (AuM) improved slightly from 24.5 basis points in 2012 to 24.8 basis points in 2013.

Administrative expenses were EUR 314 million in 2013, a 2.2% decrease compared with EUR 321 million in 2012, primarily due to non-recurring costs incurred at the end of 2012.

The result before tax increased to EUR 130 million in 2013 from EUR 105 million in 2012, as a result of the increase in operating result.

Year ended 31 December 2012 compared to year ended 31 December

The operating result for Investment Management decreased to EUR 109 million in 2012 from EUR 124 million in 2011, mainly due to slightly lower fees as well as higher administrative expenses.

Fees and premium based revenues were EUR 430 million in 2012, a slight decrease compared with EUR 434 million in 2011, as shifting client preferences resulted in assets flowing from equity to lower margin fixed income assets. As a result, the ratio of fees to average AuM declined to 24.5 basis points from 25.8 basis points in 2011. In addition, regulatory pension changes in Hungary triggered AuM net outflows as from the third quarter of 2011, putting pressure on fees during 2012. This decrease was partly offset by the positive impact on fees from AuM growth of 9.5%.

Administrative expenses were EUR 321 million in 2012, a 2.5% increase compared with EUR 313 million in 2011, primarily due to investments in Investment Management’s operations in the United States, the introduction of a crisis income tax for high earners in the Netherlands (borne by the employer) and a restructuring provision.

The result before tax decreased to EUR 105 million in 2012 from EUR 118 million in 2011, as a result of the decrease in operating result.

OTHER

	2013	2012	2011
	(EUR millions)
Holding result	-345	-409	-315
Operating result Reinsurance business	-15	22	4
Operating result NN Bank	-11	-14	-2
Other results	1	3

Operating result	-371	-398	-313

Gains/losses and impairments	44	10	6
Revaluations	-14	-34	-39

Special items before tax	-79	-43	22
Divestments	-50	13	-9

Result before taxation	-471	-452	-333
Taxation	-93	-85	-95

Net result from continuing operations	-378	-367	-238

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result for the Other segment was a loss of EUR 371 million in 2013, compared with a loss of EUR 398 million in 2012. The improvement largely reflects lower funding costs offset by a lower result from the reinsurance business.

Holding result was a loss of EUR 345 million in 2013, an improvement of 15.6% compared with a loss of EUR 409 million in 2012, largely due to lower interest expense on hybrid and debt securities. Interest expense on hybrid and debt securities was EUR 167 million in 2013, a decrease of 23.0% compared with EUR 217 million in 2012, mainly reflecting a EUR 2 billion senior debt refinancing by ING Group in September 2013.

Operating result reinsurance business was a loss of EUR 15 million in 2013, compared with a gain of EUR 22 million in 2012. The 2013 result was negatively impacted by a EUR 31 million one-off loss on a specific reinsurance contract.

Operating result Nationale-Nederlanden Bank was a loss of EUR 11 million in 2013, compared with a loss of EUR 14 million in 2012, due to start-up and integration expenses.

Non-operating items was a gain of EUR 29 million in 2013, compared with a loss of EUR 24 million in 2012, due to improvements in gains/losses and impairments, reflecting the reallocation of the investment portfolio of ING Re in 2013, and lower losses from revaluations.

Special items amounted to a loss of EUR 79 million in 2013, compared with a loss of EUR 43 million in 2012. The loss in 2013 was primarily due to expenses related to the restructuring and integration of WestlandUtrecht Bank operations at Nationale-Nederlanden Bank. The 2012 loss included EUR 94 million in expenses related to the operational separation from ING Group and preparation costs for the base case IPO, EUR 56 million in goodwill impairments, and a EUR 26 million reorganisation provision. These negative items were largely offset by a pension provision release of EUR 133 million.

Result on divestments was a loss of EUR 50 million in 2013, primarily reflecting a EUR 62 million loss on the sale of the Mexican mortgage business.

The result before tax was a loss of EUR 471 million in 2013, compared with a loss of EUR 452 million in 2012, as improvements in the operating result and non-operating items were more than offset by higher special items and a lower result on divestments.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result for the Other segment decreased from a loss of EUR 313 million in 2011 to a loss of EUR 398 million in 2012. The decrease was mainly due to higher interest on hybrids and debt and higher holding expenses.

Holding result was a loss of EUR 409 million in 2012, a 29.8% increase compared with the loss of EUR 315 million in 2011, largely due to higher interest on hybrids and debt, lower investment income and fees and an increase in holding expenses. Investment income and fees was a loss of EUR 1 million in 2012, compared with a gain of EUR 24 million in 2011, mainly due to a EUR 19 million non-recurring investment income item in 2011. Holding expenses were EUR 179 million in 2012, an increase of 28.8% compared with EUR 139 million in 2011, mainly due to higher unallocated corporate expenses (shareholder expenses), including expenses for the Solvency II project.

Operating result reinsurance business was EUR 22 million, a EUR 18 million increase compared with EUR 4 million in 2011,

primarily due to a negative result in 2011 on a hedge programme for the European VA portfolio that hedges the minimum guaranteed benefits of policyholders partly offset by lower reinsurance claims in 2012. Operating result Nationale-Nederlanden Bank was a EUR 14 million loss in 2012, as compared to a loss of EUR 2 million in 2011, largely as a result of start-up expenses as Nationale-Nederlanden Bank began operations in the second half of 2011.

Non-operating items was a loss of EUR 24 million in 2012, compared with a loss of EUR 34 million in 2011, mainly due to an improvement in gains/losses and impairments and revaluations.

Special items amounted to a loss of EUR 43 million in 2012 compared with a gain of EUR 22 million in 2011. The 2012 loss included EUR 94 million of expenses for the operational separation from ING Groep and preparation costs for the base case IPO, EUR 56 million of goodwill impairments in the Netherlands and a EUR 26 million reorganisation provision. These negative items were largely offset by a pension provision release of EUR 133 million. In 2011, non-recurring expenses of EUR 73 million for the restructuring pursuant to the EC Restructuring Plan were realised but were more than offset by a EUR 95 million gain on the repurchase of subordinated loans in December 2011.

The result before tax decreased to a loss of EUR 452 million in 2012 from a loss of EUR 333 million in 2011 mainly driven by the lower operating result as well as lower special items.

JAPAN CLOSED BLOCK VA

	2013	2012	2011
	(EUR millions)
Fees and premium based revenues	136	148	149

Operating income	136	148	149

Administrative expenses	18	13	9
DAC amortisation and trail commissions	38	50	50

Operating expenses	56	63	59

Operating result	80	85	91

Gains/losses and impairments	1
Market & other impacts	-750	21	47

Result before taxation	-669	105	138
Taxation	-214	33	57

Net result from continuing operations	-454	72	81

Year ended 31 December 2013 compared to year ended 31 December 2012

The operating result of Japan Closed Block VA was EUR 80 million in 2013, a 5.9% decrease compared with EUR 85 million in 2012. Excluding currency effects, the operating result increased by 19.1%, mainly driven by higher operating income.

Operating income of Japan Closed Block VA was EUR 136 million in 2013, a decrease of 8.1% compared with EUR 148 million in 2012, caused by a decrease in fees and premium-based revenues due to the 27% depreciation of the Japanese yen against the euro during 2013. Excluding currency effects, operating income increased by 15.0% due to the strong performance of the Japanese equity markets which boosted the account value of the closed-block annuity portfolio.

The increase in administrative expenses to EUR 18 million in 2013 from EUR 13 million in the prior year was due to the preparation for the business restructuring as a part of the ING Group divestment plan.

DAC amortization and trail commissions fell to EUR 38 million in 2013, compared with EUR 50 million in 2012, as DAC related to the annuity portfolio was written-down entirely on 1 October 2013, as part of the charge to restore the reserve adequacy of the business line to the 50% confidence level, due to the change in segmentation.

Market and other impacts were a loss of EUR 749 million in 2013 compared with a gain of EUR 21 million in 2012. The loss in 2013 was primarily the result of the EUR 575 million charge taken to bring the reserve adequacy of the business line to the 50% confidence level as of 1 October 2013.

The result before tax was a loss of EUR 669 million in 2013, compared with a gain of EUR 105 million in 2012. This decrease was primarily due to the incurrence of the EUR 575 million charge to restore the reserve adequacy to the 50% confidence level.

Year ended 31 December 2012 compared to year ended 31 December 2011

The operating result of Japan Closed Block VA decreased slightly to EUR 85 million in 2012 from EUR 91 million in 2011, mainly as a result of higher administrative expenses.

Fees and premium based revenues were EUR 148 million in 2012, a decrease of 0.7% compared with EUR 149 million in 2011. Since Japan Closed Block VA is in run-off, the segment’s operating income (fees) gradually decline over time as the SPVA contracts mature or are surrendered.

Administrative expenses increased to EUR 13 million in 2012 from EUR 9 million in 2011 mainly due to the 13% depreciation of the Japanese yen against the euro. Excluding currency effects, administrative expenses decreased with 12.7% compared to 2011.

Non-operating items were a gain of EUR 21 million in 2012, compared with a gain of EUR 47 million in 2011. This result reflects the market and other impacts recorded by ING Re on the reinsurance of the minimum guarantee obligations to contract owners of single premium variable annuities issued by Japan Life between 2001 and 2009. ING Re manages the risk on the Japan Closed Block VA portfolio through a hedging programme which seeks to (partially) offset market related movements in the IFRS provisions, while simultaneously mitigating market related effects on the capital position of ING Re.

The result before tax decreased to EUR 105 million in 2012 from EUR 138 million in 2012. This decrease was primarily the result of lower non-operating items as well as a slightly lower operating result.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2013, 2012 and 2011, reference is made to page F-3 for the complete consolidated balance sheet of ING Group.

	2013	2012(3)	2011(2)(3)
	(EUR billions, except amounts per share)
Cash and balances with central banks	13.3	17.7	31.2
Amounts due to banks	43.0	39.1	45.3
Investments	141.0	200.1	217.4
Financial assets at fair value through the profit and loss account	165.2	232.4	262.7
Loans and advances to customers	527.0	556.9	596.9
Assets held for sale	156.9	66.9	62.5
Other assets	30.2	44.8	58.2

Total assets	1,076.6	1,157.9	1,274.2

Shareholders’ equity	42.4	46.9	42.8
Non-voting equity securities	1.5	2.3	3.0

	43.9	49.2	45.8
Minority interests	5.9	1.6	0.8

Total equity	49.9	50.8	46.6
Insurance and investment contracts:
Life	105.6	213.8	262.1
Non-life	3.6	3.5	3.5
Investment contracts	2.4	12.6	13.2

Total insurance and investment contracts	111.6	230.0	278.8
Amounts due to banks	27.3	38.7	72.2
Customer deposits and other funds on deposits (1)	474.3	455.0	467.5
Financial liabilities at fair value through the profit and loss account	98.5	115.8	142.9
Debt securities in issue/other borrowed funds	141.4	160.2	159.5
Liabilities held for sale	146.4	67.8	64.3
Other liabilities	27.3	39.6	42.4

Total equity and liabilities	1,076.6	1,157.9	1,274.2

Shareholders’ equity per Ordinary Share (in EUR)	11.06	12.35	11.31

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
(2)	2011 is not restated for IFRS 10/11/12.
(3)	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013, see Note 2.1 to the consolidated financial statements.

Year ended 31 December 2013 compared to year ended 31 December 2012

Total assets decreased in 2013 by EUR 81 billion, or 7.0%, to EUR 1,077 billion at year-end 2013 compared to EUR 1,158 billion at year-end 2012. Assets held for sale increased by EUR 90 billion, mainly due to transfers of Insurance ING U.S. to and Japan from the Held-for-sale status. Loans and advances to customers declined by EUR 30 billion, or 5.4% to EUR 527 billion at year-end 2013 compared to EUR 557 billion at year-end 2012, due to lower securities at amortised cost and IABF, the sale of Dutch and Australian mortgages and the sale of US Real Estate Finance loans. Investments decreased by EUR 59 billion, or 30.0%, to EUR 141 billion at year-end 2013 from EUR 200 billion at year-end 2012, mainly due to the transfer of investments of Insurance ING U.S. to assets held for sale. Financial assets at fair value through P&L decreased by EUR 67 billion mainly due to a lower revaluation of derivatives as long-term interest rates increased.

Shareholders’ equity decreased by EUR 4.5 billion, from EUR 46.9 billion at the end of 2012 to EUR 42.4 billion at the end of 2013. Equity was negatively impacted by revaluations of debt securities, net of deferred interest crediting to life policyholders, due to the negative impact of higher interest rates of EUR 3.4 billion, exchange rate differences reflecting the appreciation of the euro against most currencies of EUR -1.7 billion, the impact of the sale of 43% ING U.S. of EUR -2.5 billion and the decrease in the net pension asset of EUR -0.9 billion. These negative impacts were partly offset by the addition of the net result of EUR 4.6 billion. Non-voting equity securities declined by EUR 0.8 billion due to the repayment to the Dutch State in November 2013.

Year ended 31 December 2012 compared to year ended 31 December 2011

Total assets decreased in 2012 by 9.1%, or EUR 116 billion, to EUR 1,158 billion at year-end 2012 from EUR 1,274 billion at year-end 2011, mainly due to the divestments of ING Direct USA, ING Direct Canada and Insurance Malaysia. Cash and balances with central banks decreased to EUR 18 billion at year-end 2012 from EUR 31 billion at year-end 2011, as excess cash at the Bank was used to redeem short-term professional funding. Financial assets at fair value through the profit and loss account decreased by EUR 30 billion, due to lower activities at Financial Markets and de-risking. Investments decreased by EUR 17 billion to EUR 200 billion at year-end 2012, compared with EUR 217 billion at year-end 2011, mainly due to the transfer of investments of Insurance IM/Asia to assets held for sale. Loans and advances to customers decreased by EUR 40 billion to EUR 557 billion at year-end 2012 from EUR 597 billion at year-end 2011, due to de-risking, lower customer lending, the sale of ING Direct Canada and the transfer of loans of ING Direct UK to assets held for sale.

Shareholders’ equity increased EUR 4.1 billion from EUR 42.8 billion at the end of 2011 to EUR 46.9 billion at the end of 2012. This increase was mainly caused by EUR 3.5 billion net profit and EUR 6.9 billion of positive unrealised revaluations, offset by a of transfer of negative EUR 2.2 billion to insurance liabilities and the decrease in the net pension asset by EUR -2.6 billion. Non-voting equity securities declined by EUR 0.8 billion due to the repayment to the Dutch State in November 2012.

LIQUIDITY AND CAPITAL RESOURCES

ING Groep N.V. is a holding company whose principal assets are its investments in the capital stock of its primary insurance and banking subsidiaries. The liquidity and capital resource considerations for ING Groep N.V., NN Group and ING Bank vary in light of the business conducted by each, as well as the insurance and bank regulatory requirements applicable to the Group in the Netherlands and the other countries in which it does business. ING Groep N.V. has no employees and substantially all of ING Groep N.V.’s operating expenses are allocated to and paid by its operating companies.

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2013 was EUR 13,406 million, at 31 December 2012, EUR 16,760 million and at 31 December 2011, EUR 15,517. The EUR 13,406 million of debt and capital securities outstanding at 31 December 2013 consisted of subordinated loans of EUR 7,977 million and debenture loans of EUR 5,429 million, both specified below:

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
9.000	2008	Perpetual	10
8.000	2008	Perpetual	1,501
7.375	2007	Perpetual	1,025
6.375	2007	Perpetual	759
5.140	2006	Perpetual	79
5.775	2005	Perpetual	272
6.125	2005	Perpetual	486
4.176	2005	Perpetual	168
Variable	2004	Perpetual	566
6.200	2003	Perpetual	353
Variable	2003	Perpetual	433
7.200	2002	Perpetual	715
7.050	2002	Perpetual	522
Variable	2000	31 December 2030	1,088

			7,977

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
Variable	2013	27 February 2015	999
4.125	2011	23 March 2015	659
4.699	2007	1 June 2035	118
4.750	2007	31 May 2017	1,906
Variable	2006	11 April 2016	999
4.125	2006	11 April 2016	748

			5,429

At 31 December 2013, 2012 and 2011, ING Groep N.V. also owed EUR 1,114 million, EUR 2,372 million and EUR 2,869 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. The EUR 1,114 million owed by ING Groep N.V. to ING Group companies at 31 December 2013 was owed to ING Bank companies, as a result of normal intercompany transactions.

In October 2008, ING issued core Tier 1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011, ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities. The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. In November 2012, ING reached an agreement with the European Commission on amongst others the repayment of the remainder of the non-voting equity securities, according to which ING intended to repay the remaining EUR 3 billion core Tier 1 securities at a total cost of EUR 4.5 billion in four equal tranches in the next three years that followed. In accordance with this agreement, ING repaid EUR 0.75 billion of the remaining non-voting equity securities in November 2012. The total payment of November 2012 amounted to EUR 1,125 million including premiums and interest. In November 2013, ING repaid the second tranche amounting to EUR 1,125 million including premiums and interest. A third tranche will be paid in March 2014 and a final tranche ultimately in May 2015. While ING has committed to redeem these securities per the defined schedule, ING has the ability to defer a repayment in full or in part, in which case the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full two consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015, the Dutch State will re-notify to the Commission which may in principle require compensatory measures. All repayments are conditional upon the approval of the Dutch central bank (DNB).

At 31 December 2013, 2012 and 2011, ING Groep N.V. had EUR 1 million, EUR 9 million and EUR -1,400 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 3,837 million, EUR 2,125 million and EUR 3,000 million in 2013, 2012 and 2011, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank in EUR 2,955 million in 2013, EUR 2,125 million in 2012 and EUR 3,000 million in 2011, and from NN Group EUR 882 million in 2013, EUR 0 million in 2012 and EUR 0 million in 2011, respectively. On the other hand, ING Groep N.V. injected EUR 1,000 million, EUR 0 million and EUR 1,500 million into its direct subsidiaries during the reporting year 2013, 2012 and 2011, respectively. All of these amounts were injected into NN Group. ING Groep N.V. and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by insurance, banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries. For example, the operations of ING Groep N.V.’s insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the insurance commissioner of the state of domicile.

In 2013, ING Bank repurchased certain EUR and USD denominated Dutch Government guaranteed notes. For more information see Note 16 of Note 2.1 to the consolidated financial statements.

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended 31 December 2013 compared to year ended 31 December 2012

Net cash flow from operating activities amounted to EUR -8,306 million for the year ended 31 December 2013, compared with EUR -9,260 million for the year ended 31 December 2012. This decrease was mainly due to amounts due to/from banks and trading assets/liabilities. The cash flow generated through the customer deposits and other funds on deposit was EUR 25,585 million and EUR 27,718 million for 2013 and 2012, respectively. The cash flow employed in lending increased from EUR 1,166 million in 2012 to a cash inflow of EUR 4,745 million in 2013.

Net cash flow from investment activities in 2013 was EUR 9,157 million, compared to EUR 576 million in 2012. The increase was mainly caused by investments for risk of policyholders and investments available for sale.

Net cash flow from financing activities was EUR -8,703 million in 2013, compared to EUR -1,665 million in 2012. The decrease of EUR 7,038 million in net cash flow from financing activities is mainly due to the repayment of and proceeds from borrowed funds and debt securities.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2013 of EUR 17,180 million, compared with EUR 24,150 million at year-end 2012, a decrease of EUR 6,970 million from 2012 levels.

	2013	2012
	(EUR millions)
Treasury bills and other eligible bills	574	518
Amounts due from/to banks	1,015	4,633
Cash and balances with central banks	13,316	17,657
Cash and cash equivalents classified as Assets held for sale Held for sale	2,275	1,342

Cash and cash equivalents at end of year	17,180	24,150

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

	2012	2011
	(EUR millions)
Treasury bills and other eligible bills	518	2,611
Amounts due from/to banks	4,633	-4,505
Cash and balances with central banks	17,657	31,194
Cash and cash equivalents classified as Assets held for sale Held for sale	1,342	4,980

Cash and cash equivalents at end of year	24,150	34,280

Capital Adequacy

The debt/equity ratio of ING Group as at year-end 2013 was 8.4% (2012: 11.3%).

ING Group reports to the DNB as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all NN Group entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

	2013	2012
	(EUR millions)
BIS capital	46,496	47,270
IGD capital	20,903	22,447
Group leverage (core debt)	-4,910	-7,100

Regulatory capital	62,490	62,619

Required capital banking operations	26,913	28,774
Required capital insurance operations	8,153	9,523

Total required capital	35,066	38,296

FICO ratio	178%	164%

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

Year ended 31 December 2013 compared to year ended 31 December 2012

At 31 December 2013 and 2012, ING Bank had EUR 13,509 million and EUR 20,612 million, respectively, of cash and cash equivalents. The decrease in cash and cash equivalents is mainly attributable to the cash and bank balance positions with central banks.

Specification of cash position (EUR millions):

	2013	2012
	(EUR millions)
Cash	11,920	15,447
Short-dated government paper	574	518
Cash and cash equivalents classified as Assets held for sale		14
Banks on demand	1,015	4,633

Cash balance and cash equivalents	13,509	20,612

The EUR 15,307 million increase in ING Bank’s operating activities, consists of EUR 3,784 million cash inflow for the year ended 31 December 2013, compared to EUR 11,523 million cash outflow for the year ended 31 December 2012.

The cash flow from operating activities was largely affected by the cash inflow from loans and advances caused by repayments of mortgages, matured corporate bonds and the repayments of the Illiquid Asset Back up Facility loan. The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 24,387 million compared to a cash inflow in 2012 of EUR 21,334 million), cash outflows from Amounts due to and from Banks (EUR 19,666 million compared to a cash outflow in 2012 of EUR 21,187 million), a cash inflow of loans and advances to customers (EUR 8,514 million compared to a cash inflow in 2012 of EUR 1,130 million) and a cash outflow of trading assets and liabilities (EUR 9,389 million compared to a cash outflow in 2012 of EUR 16,583 million).

Net cash outflow from investing activities was EUR 1,841 million (2012: EUR 2,341 million cash inflow). Investments in available-for-sale securities was EUR 78,654 million and EUR 71,323 million in 2013 and 2012, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 72,221 million and EUR 73,441 million in 2013 and 2012, respectively.

Net cash flow from financing activities in 2013 amounted to a cash outflow of EUR 9,754 million compared to a cash outflow in 2012 of EUR 1,588 million. In 2013, repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2013 amounted to EUR 2,955 million compared to a dividend paid to ING Group by its subsidiaries in 2012 of EUR 2,125 million.

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 7,811 in 2012 compared to a negative net cash flow of EUR 10,770 million in 2012.

Year ended 31 December 2012 compared to year ended 31 December 2011

At 31 December 2012 and 2011, ING Bank had EUR 20,612 million and EUR 31,197 million, respectively, of cash and cash equivalents. The decrease in cash and cash equivalents is mainly attributable to the cash and bank balance positions with central banks.

Specification of cash position (EUR millions):

	2012	2011
	(EUR millions)
Cash	15,447	28,112
Short-dated government paper	518	2,611
Cash and cash equivalents classified as Assets held for sale	14	4,980
Banks on demand	4,633	-4,506

Cash balance and cash equivalents	20,612	31,197

The EUR 25,426 million decrease in ING Bank’s operating activities, consist of EUR 11,523 million cash outflow for the year ended 31 December 2012, compared to EUR 13,903 million cash inflow for the year ended 31 December 2011.

The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 21,334 million compared to a cash inflow in 2011 of EUR 30,569 million), cash outflows from Amounts due to and from Banks (EUR 21,187 million compared to a cash inflow in 2011 of EUR 457 million), a cash inflow of loans and advances to customers (EUR 1,130 million compared to a cash outflow in 2011 of EUR 26,392 million) and a cash outflow of trading assets and liabilities (EUR 16,583 million compared to a cash inflow in 2011 of EUR 1,293 million).

Net cash inflow from investing activities was EUR 2,341 million (2011: EUR 4,027 million cash inflow). Investments in available-for-sale securities was EUR 71,323 million and EUR 155,004 million in 2012 and 2011, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 73,441 million and EUR 155,826 million in 2012 and 2011, respectively.

Net cash flow from financing activities in 2012 amounted to a cash outflow of EUR 1,588 million compared to a cash outflow in 2011 of EUR 3,778 million, and is mainly attributable less cash outflow from proceeds and repayments of subordinated loans and debt securities in issue and a lower dividend payment from subsidiaries in 2012

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 10,770 in 2012 compared to a positive net cash flow of EUR 14,152 million in 2011.

Capital Adequacy

Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the DNB for supervisory purposes. See “Item 4. ‘Information on the Company’. Qualifying capital is based on IFRS-EU, as primary accounting basis, which is also the basis for statutory and regulatory reporting.

The following table sets forth the capital position of ING Bank N.V. as of 31 December 2013, 2012 and 2011.

Capital position of ING Bank

	2013	2012	2011
	(EUR millions)
Shareholders’ equity (parent)	29,304	30,118	30,594
Difference IFRS-IASB and IFRS-EU	3,501	4,846	4,211
Minority interests (1)	1,065	959	817
Subordinated loans qualifying as Tier 1 capital (2)	5,123	6,774	6,850
Goodwill and intangibles deductible from Tier 1 (1)	-1,057	-1,242	-1,390
Deductions Tier 1	-1,082	-991	-1,014
Defined benefit remeasurement (3)	2,671	1,860	-449
Revaluation reserve (4)	-1,293	-2,195	-1,008

Available capital – Tier 1	38,232	40,129	38,611

Supplementary capital – Tier 2 (5)	9,345	8,132	9,516
Deductions	-1,082	-991	-1,014

BIS capital	46,496	47,270	47,124

Risk-weighted assets	282,503	278,656	330,421
Tier 1 ratio	13.53%	14.40%	11.69%
BIS ratio	16.46%	16.96%	14.26%
Required capital based on Basel I floor (6)	26,913	28,767	31,107
BIS ratio based on Basel I floor (6)	13.82%	13.15%	12.12%

(1)	According to the regulatory definition.
(2)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(3)	As result of the revision of IAS 19, this number is EUR 154 million higher than was presented in the 2012 annual report, resulting in slightly higher capital ratios.
(4)	Includes revaluation debt securities, revaluation reserve cash flow hedge and the revaluation reserves excluded from Tier 1 as described in ING’s Capital base table.
(5)	Includes eligible lower Tier 2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(6)	Using 80% of Basel I Risk-Weighted Assets.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

NN Group Cash Flows

The principal sources of funds for NN Group are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. NN Group generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of NN Group’s operations, as evidenced by the growth in investments. See Note 2.2.1 “Risk Management” to the consolidated financial statements.

Year ended 31 December 2013 compared to year ended 31 December 2012

NN Group’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. NN Group also has access to commercial paper, medium-term note and other credit facilities. NN Group’s balance of cash and cash equivalents was EUR 7,235 million at 31 December 2013 and EUR 6,717 million at 31 December 2012.

	2013	2012
	(EUR millions)
Cash and bank balances	1,997	2,980
Short term deposits	5,518	2,409
Cash and cash equivalents classified as Assets held for sale	80	1,328

Total	7.235	6,717

Net cash provided by operating activities was EUR -5,547 million in 2013 and EUR 723 million in 2012. Net cash used by NN Group in investment activities was EUR 5,426 million in 2013 and EUR -2,882 million in 2012. The increase was caused by investments for the risk of policyholders and disposal of group companies. Cash provided by NN Group’s financing activities amounted to EUR 457 million and EUR -2,737 million in 2012 and 2011, respectively. The increase was mainly due to proceeds from the IPO of ING U.S.

Year ended 31 December 2012 compared to year ended 31 December 2011

NN Group’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. NN Group also has access to commercial paper, medium-term note and other credit facilities. NN Group’s balance of cash and cash equivalents was EUR 6,717 million at 31 December 2012 and EUR 11,577 million at 31 December 2011.

	2012	2011
	(EUR millions)
Cash and bank balances	2,980	3,230
Short term deposits	2,409	8,347
Cash and cash equivalents classified as Assets held for sale	1,328	0

Total	6,717	11,577

Net cash provided by operating activities was EUR 723 million in 2012 and EUR 2,068 million in 2011. Net cash used by NN Group in investment activities was EUR -2,881 million in 2012 and EUR 2,477 million in 2011. The decrease was caused by investments in equity securities available for sale mainly in the U.S. cash provided by NN Group’s financing activities amounted to EUR -2,737 million and EUR -1,558 million in 2012 and 2011, respectively. The decrease was due to repayments of subordinated loans.

The table below shows the NN Group Directive, which represents the consolidated regulatory Solvency I position of NN Group’s business. The Insurance companies complied with their respective local regulatory requirements.

	2013	2012(4)
	(EUR millions)
Shareholders’ equity (parent)	14,227	26,423
Hybrids issued by ING Group (1)	2,394	2,438
Hybrids issued by NN Group (2)	—	476
Required regulatory adjustments	-5,368	-6,891

IGD capital	11,253	22,446

EU required capital base	4,379	9,523
IGD Solvency ratio (3)	257%	236%

(1)	Hybrids issued by ING Group at notional value.
(2)	Hybrids issued by NN Group at notional value capped at 25% of EU required capital. As from 1 January, 2013 the hybrid issued by ING Verzekeringen N.V. with notional amount of EUR 476 million does not qualify anymore for IGD Capital based on regulations from DNB.
(3)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.
(4)	The IGD Solvency I ratio reported in the 2012 Annual Report of 245% is restated due to the change in accounting policy for employee benefits as disclosed in the section “Changes in accounting policies in 2013” in Note 2.1 to the consolidated financial statements.

Adjusted Equity

ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealised gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2013, 2012 and 2011 is reconciled to shareholders’ equity as follows:

	2013	2012	2011
	(EUR millions)
Shareholders’ equity	42,440	46,931	42,827
Difference between IFRS-IASB and IFRS-EU	3,501	4,846	4,211
Core Tier 1 Securities	1,500	2,250	3,000
Group hybrid capital	7,493	9,223	9,332
Revaluation reserves debt securities and other	-1,680	-7,104	-5,075

Adjusted equity	53,254	56,146	54,295

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet. “Revaluation reserves debt securities and other” includes unrealised gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR -1,313 million in 2013, EUR -4,843 million in 2012 and EUR -650 million in 2011, the cash flow hedge reserve of EUR -1,878 million in 2013, EUR -2,689 million in 2012 and EUR -1,970 million in 2011, capitalised goodwill of EUR -1,160 million in 2013, EUR -1,431 million in 2012 and EUR -2,006 million in 2011 and defined benefit remeasurement of EUR 2,671 million in 2013, EUR 1,860 million in 2012 and EUR -449 million in 2011.

ING uses adjusted equity in calculating its debt/equity ratio, which is a key measure in ING’s Group capital management process. The debt/equity ratio based on adjusted equity is used to measure the leverage of ING Group. The target and actual debt/equity ratio based on adjusted equity are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted equity for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:

•	adjusted equity is calculated using criteria that are similar to the capital model that is used by S&P’s to measure, compare and analyse capital adequacy and leverage for insurance groups, and the level of our adjusted equity may thus have an impact on the S&P ratings for the Company and its operating insurance subsidiaries;

•	ING believes its S&P’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers.

To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING decreased to 8.4% in 2013 from 11.3% in 2012. The debt/equity ratio of ING Group between 31 December 2002 and 31 December 2013 has been in the range of 19.9% to 9.0%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group, but management aims to reduce the Group debt/equity ratio to ultimately 0% in the coming years. In accordance with its Restructuring Plan as presented on 26 October 2009, as insurance units are divested, ING Groep N.V. wants to reduce its core debt to zero, thereby eliminating the double leverage.

Off-Balance-Sheet-Arrangements

See Note 53 of Note 2.1 to the consolidated financial statements.

	Total 2013	Less than one year	More than one year	Total 2012	Less than one year	More than one year
	(EUR millions)
Banking operations
Contingent liabilities in respect of:
- discount bills	1	1		1	1
- guarantees	23,137	18,650	4,487	24,034	18,738	5,296
-irrevocable letters of credit	14,587	14,216	371	14,552	14,233	319
-other contingent liabilities	506	497	9	498	495	3
Irrevocable facilities	85,058	58,133	26,925	86,549	54,659	31,890

Insurance operations
Commitments concerning investments in land and buildings	144	108	36	60	13	47
Commitments concerning fixed-interest securities	140	62	78	636	612	24
Guarantees	2	2		86	70	16
Other commitments	641	392	249	548	294	254

Total	124,216	92,061	32,155	126,964	89,115	37,849

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2013 and 2012. Reference is made to Note 22. ‘Other liabilities’ in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 49. ‘Liabilities by contractual maturity’ in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket.

Payment due to period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(EUR millions)
2013
Operating lease obligations	1,101	265	381	225	230
Subordinated loans of Group companies	9,107	105	1,570	1,139	6,293
Preference shares of Group companies	379				379
Debenture loans	127,727	49,890	27,705	17,082	33,050
Loans contracted	1,178	9	35	12	1,122
loans from credit insitutions	3,042	2,762	60		220
Insurance provisions (1)	79,332	5,368	7,952	8,002	58,010

Total	221,866	58,399	37,703	26,460	99,304

2012
Operating lease obligations	1,351	306	435	327	285
Subordinated loans of Group companies	12,148	2,907	1,262	3,227	4,752
Preference shares of Group companies	404				404
Debenture loans	139,861	68,179	29,420	14,853	27,409
Loans contracted	2,287	428	76		1,783
loans from credit insitutions	4,845	4,052	57	56	680
Insurance provisions (1)	175,549	11,177	18,702	19,127	126,543

Total	336,445	87,049	49,952	37,590	161,856

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at 31 December 2013. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6.	Directors, Senior Management and Employees

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

In connection with the issuance of the Securities to the Dutch State and the IABF, ING Group and the Dutch State agreed that the Dutch State could recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would comprise two State Nominees among its members. The Dutch State could recommend a Supervisory Board member already in office.

The recommendation right of the Dutch State was subject to applicable law and to corporate governance practices, generally accepted under stock exchange listing regimes applicable to ING Group and continued as long as the IABF was in place. As a result of the agreement completed between ING Group and the Dutch State in December 2013 on the unwinding of the IABF, the recommendation right of the Dutch State expired. State Nominee Tineke Bahlmann was recommended for re-appointment by the Dutch State and reappointed by the annual General Meeting on 13 May 2013. State Nominee Lodewijk de Waal decided not to apply for re-appointment at the 2013 annual General Meeting and the Dutch state indicated not to use its right to recommend a second candidate for appointment as a member of the Supervisory Board at the time.

Function of the Supervisory Board

The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events of ING Group and its business, as well as to provide advice to the Executive Board. In line with Dutch company law, the Corporate Governance Code and the Articles of Association, the Supervisory Board Charter requires all members of the Supervisory Board, including the State Nominee, to act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all stakeholders of ING Group, to perform their duties without mandate and independent of any interest in the business of ING Group, and to refrain from supporting one interest without regard to the other interests involved.

Certain resolutions of the Executive Board, specified in the Articles of Association, the Executive Board Charter and in the Supervisory Board Charter, are subject to approval of the Supervisory Board.

Furthermore, as long as the IABF continued, certain resolutions of the Supervisory Board were subject to the condition that no State Nominee should have voted against the proposal. These rights became effective as from the 2009 annual General Meeting. These resolutions related to the following matters:

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

The voting rights of the State Nominee as described above no longer apply given the unwinding of the IABF as described above.

ING Group indemnifies the members of the Supervisory Board against direct financial losses in connection with claims from third parties as far as permitted by law on the conditions laid down in an indemnity statement. ING Group has also taken out a liability insurance for the members of the Supervisory Board.

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

ING Group needs to balance several relevant selection criteria when composing its Supervisory Board but strives for an adequate and balanced composition thereof, by taking into account all relevant selection criteria including but not limited to experience in retail and wholesale banking, insurance, gender balance, executive experience, experience in corporate governance and experience in the political and social environment. Annually, the Nomination Committee assesses the composition of the Supervisory Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Supervisory Board members. In 2013, the composition of the Supervisory Board met the above-mentioned gender balance (33.3% women).

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

Ancillary positions /Conflicting interests

Members of the Supervisory Board may hold various other directorships, paid positions and ancillary positions and are asked to provide details on these positions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

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

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competitionsensitive character of the transaction prevents such disclosure; and/ or (iii) the information is so competition-sensitive that disclosure could damage the competitive position of ING Group.

Significant conflicting interests are considered to be absent in case of a relationship that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, with the exception of any loans that may have been granted.

Independence

Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Luc Vandewalle, are to be regarded as independent on 31 December 2013. Luc Vandewalle is not to be considered independent because of his former position at ING Belgium. Members of the Supervisory Board to whom the independence criteria of the Corporate Governance Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.

Company secretary

ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.

Committees of the Supervisory Board

On 31 December 2013, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. Furthermore, a temporarily committee, the NN Group Committee was established on 1 October 2013. This Committee assists the Supervisory Board with the performance of its duties in relation to the preparation and execution of the initial public offering process and/or spin-off of (part of) Insurance Europe.

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

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, NN Groep N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2013, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Isabel Martín Castellá, Carin Gorter, Jan Holsboer, Robert Reibestein and Luc Vandewalle. The Supervisory Board has determined that Joost Kuiper is a financial expert as referred to in the Corporate Governance Code, due to his relevant knowledge and experience. Joost Kuiper was appointed as the chairman of the Audit Committee on 9 May 2011.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2013, the members of the Risk Committee were: Robert Reibestein (chairman), Tineke Bahlmann, Jan Holsboer, Joost Kuiper, Hermann-Josef Lamberti, Luc Vandewalle and Jeroen van der Veer.

The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2013, the members of the Remuneration Committee were: Peter Elverding (chairman), Henk Breukink, Yvonne van Rooy and Jeroen van der Veer. The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On 31 December 2013, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Henk Breukink, Peter Elverding and Yvonne van Rooy.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting and advises the Supervisory Board on improvements. On 31 December 2013, the members of the Corporate Governance Committee were: Henk Breukink (chairman), Carin Gorter and Jeroen van der Veer.

The current composition of the Supervisory Board Committees can be found on ING Group’s website (www.ing.com), which is updated on a regular basis.

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

Information on members of the Supervisory Board

J. (JEROEN) VAN DER VEER (CHAIRMAN)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2017)

Former chief executive officer of Royal Dutch Shell plc. Other business activities: chairman of the Supervisory Board of Koninklijke Philips Electronics N.V. (listed company). Member of the Supervisory Board of Het Concertgebouw N.V. Chairman of the Supervisory Council of Nederlands Openluchtmuseum. Member of the Board of Nationale Toneel (theatre). Chairman of the Supervisory Council of Platform Betatechniek. Chairman of the Supervisory Council of the Technical University of Delft.

P.A.F.W. (PETER) ELVERDING (VICE-CHAIRMAN)

(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former chairman of the Managing Board of Directors of Koninklijke DSM N.V. Former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch Central Bank). Other business activities: chairman of the Supervisory Board of Koninklijke BAM Groep N.V. (listed company). Vice-chairman of the Supervisory Board of SHV Holdings N.V. Chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina N.V. Chairman of the Supervisory Board Camille Oostwegel Holding.

J.P. (TINEKE) BAHLMANN

(Born 1950, Dutch nationality, female; appointed in 2009, term expires in 2017)

Professor in Business Administration, University of Utrecht. Other business activities: member of the Supervisory Board of Stedin Netbeheer B.V. Member of the Supervisory Board of Maatschappelijk Verantwoord Ondernemen Nederland (CSR). Chairman of the Supervisory Board of Maasstad Ziekenhuis (hospital).

H.W. (HENK) BREUKINK

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former managing director of F&C and country head for F&C Netherlands (asset management firm). Other business activities: chairman of the Supervisory Board of NSI N.V. (real estate fund) (listed company). Non-executive director of Brink Groep B.V. and of Heembouw Holding B.V. Chairman of the Supervisory Board of Inholland University.

I. (ISABEL) MARTÍN CASTELLÁ

(Born 1947, Spanish nationality, female; appointed in 2013, term expires in 2017)

Former Vice-President and member of the Management Committee of the European Investment Bank. Other business activities: member of the Advisory Board of Madrid Network. Non-executive Board member of Foundation Konecta.

C.W. (CARIN) GORTER

(Born 1963, Dutch nationality, female; appointed in 2013, term expires in 2017)

Former member of the Monitoring Committee Dutch Banking Code and Senior Executive Vice-President Compliance, Legal and Security ABN AMRO Bank N.V. Other business activities: member of the Supervisory Board Cooperation of VGZ and Cooperation TVM. Member of the Supervisory Council of CBR (driving license agency).

J.H. (JAN) HOLSBOER

(Born 1946, Dutch nationality, male; appointed in 2012, term expires in 2016)

Former member of the Executive Board of Univar N.V. and former member of the Executive Boards of ING Group and Nationale-Nederlanden. Other business activities: non-executive (senior independent) director of PartnerRe Ltd. (Bermuda) (listed company). Chairman of the Supervisory Board of TD Bank N.V. Member of the SupervisoryBoard of YAM Invest N.V. (listed company). Non-executive director of YAFA S.p.A. (Turin, Italy). Chairman of the Board of Foundation Imtech. Chairman of the Supervisory Board Vithèr Hyperthermia B.V.

J.C.L. (JOOST) KUIPER

(Born 1947, Dutch nationality, male; appointed in 2011, term expires in 2015)

Former member of the Executive Board of ABN AMRO Bank N.V. Other business activities: chairman of the Supervisory Board of IMC B.V. Member of the Supervisory Board of Foundation Bewaarbedrijf Abete.

H.J.M. (HERMANN-JOSEF) LAMBERTI

(Born 1956, German nationality, male; appointed in 2013, term expires in 2017)

Former chief operating officer of Deutsche Bank AG. Other business activities: member of the Board of EADS. Member of the Advisory Board Barmenia Versicherungen. Member of the Supervisory Board Open-Xchange AG.

R.W.P. (ROBERT) REIBESTEIN

(Born 1956, Dutch nationality, male; appointed in 2012, as an observer, full member as of 2013, term expires in 2017)

Former senior partner of McKinsey & Company. Other business activities: member of the Supervisory Board of IMC B.V. Chairman of the Board of Royal Concertgebouw Orchestra Member of the Supervisory Board of Stichting World Wildlife Fund.

Y.C.M.T. (YVONNE) VAN ROOY

(Born 1951, Dutch nationality, female; appointed in 2012, term expires in 2016)

Former Minister of Foreign Trade, member of the Dutch Parliament and member of the European Parliament. Former president of Utrecht University. Other business activities: chairman of Nederlandse Vereniging van Ziekenhuizen (Dutch association of hospitals). Member of the Board of Royal Concertgebouw Orchestra.

L.A.C.P. (LUC) VANDEWALLE

(Born 1944, Belgian nationality, male; appointed in 2011, term expires in 2014)

Former chairman and non-executive member of ING Belgium NV/SA. Other business activities: chairman of the Supervisory Board of Holding Maatschappij P. Bakker Hillegom B.V. Chairman of the Supervisory Board of Plu Holding.

Changes in the composition

In May 2013 the General Meeting appointed Isabel Martín Castellá, Carin Gorter and Hermann-Josef Lamberti to the Supervisory Board. Furthermore, the General Meeting reappointed Jeroen van der Veer and Tineke Bahlmann to the Supervisory Board. Tineke Bahlmann was recommended as State Nominee. Piet Klaver and Sjoerd van Keulen retired from the Supervisory Board.

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

Function of the Executive Board

The Executive Board is charged with the management of ING Group, which means, among other things, that it is responsible for the setting and achieving of ING Group’s objectives, strategy and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the website of ING Group (www.ing.com). ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties as far as permitted by law on the conditions laid down in an indemnity statement. ING Group has also taken out a liability insurance for the members of the Executive Board.

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

However, because of t he fact that ING Group needs to balance several relevant selection criteria when composing its Executive Board, the composition of the Executive Board did not meet the above-mentioned gender balance in 2013 (0% women). ING Group will continue to strive for an adequate and balanced composition of its Executive Board in future appointments, by taking into account all relevant selection criteria including but not limited to gender balance, executive experience, experience in corporate governance of large stock-listed companies and experience in the political and social environment.

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

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.

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

Information on members of the Executive Board

R.A.J.G. (RALPH) HAMERS, CHIEF EXECUTIVE OFFICER

(Born 1966, Dutch nationality, male; appointed in 2013, term expires in 2017)

Ralph Hamers has been a member of the Executive Board of ING Group since 13 May 2013, and was appointed chairman of the Executive Board on 1 October 2013. He joined ING in 1991 and has held various positions including Global Head Commercial Banking Network from 2007 to 2010, Head of Network Management for Retail Banking Direct & International from 2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. He holds a Master of Science degree in Business Econometrics/Operations Research from Tilburg University, the Netherlands.

P.G. (PATRICK) FLYNN, CHIEF FINANCIAL OFFICER

(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2017)

Patrick Flynn is a Chartered Accountant and a member of the Association of Corporate Treasurers in the UK. He also holds a bachelor’s degree in Business Studies from Trinity College Dublin. He was appointed a member of the Executive Board of ING Group on 27 April 2009. He is responsible for ING’s finance departments and Investor Relations.

W.F. (WILFRED) NAGEL, CHIEF RISK OFFICER

(Born 1956, Dutch nationality, male; appointed in 2012, term expires in 2016)

Wilfred Nagel was chief executive officer of ING Bank Turkey until his appointment as a member of the Management Board Banking and the Management Board Insurance as of 5 October 2011. He joined ING in 1991 and has held various positions including Global Head Credit Risk Management from 2002 to 2005 and CEO Wholesale Banking in Asia from 2005 to 2010. He was appointed a member of the Executive Board of ING Group on 14 May 2012. He is responsible for ING’s risk departments including compliance.

Changes in the composition

Jan Hommen stepped down from the Executive Board on 1 October 2013. His role as chairman of the Executive Board was succeeded by Ralph Hamers, who was appointed to the Executive Board on 13 May 2013. Patrick Flynn was reappointed by the General Meeting on 13 May 2013.

REMUNERATION REPORT

This section sets out the remuneration for the Executive Board and the Supervisory Board. The remuneration policy for the Executive Board was adopted by the annual General Meeting (AGM) on 27 April 2010; amendments to the remuneration policy in line with new regulatory developments were adopted by the AGM on 9 May 2011.

In addition, the Remuneration report provides information on the remuneration paid for 2013. The base salary level of the Executive Board remained at the 2010 level and for the fifth consecutive year no variable compensation was paid to the Executive Board.

REMUNERATION POLICY

The primary objective of the remuneration policy is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly qualified employees. ING endeavours to match compensation of the Company’s leadership appropriately against a variety of factors, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, local and international legislation and the long-term objectives of the company and its stakeholders, which is all the more important given the changing international standards regarding responsible remuneration. These factors differ for each role, line of business and country. As much as possible for a global financial institution of this size, ING aims to take account of all these differences and also of the standards applied within similar financial institutions in the various countries in which it operates.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

According to the remuneration policy of the Executive Board as adopted by the AGM on 27 April 2010 and amended by the AGM on 9 May 2011, remuneration of Executive Board members consists of a combination of fixed compensation (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits as described below.

Total direct compensation: reduced emphasis on variable remuneration

Total direct compensation levels are based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones EURO STOXX 50 index. These are 50 companies, in a range of financial and non-financial industries, which are based in countries within the economic and monetary union of the European Union. ING’s remuneration policy for the Executive Board is in accordance with the Dutch Banking Code.

In addition, the remuneration policy provides for a balanced mix between fixed and variable remuneration. Variable remuneration may not exceed 100% of fixed salary at the time of allocation. Fixed compensation (i.e. the base salary levels) is determined in line with the relevant market environment as an integral part of total direct compensation, and will be reviewed from time to time by the Supervisory Board. The policy provides for an at target variable remuneration of 40% in cash and 40% in stock (in total 80%) of base salary if performance criteria are met. If performance criteria (as predetermined by the Supervisory Board) are exceeded, the variable component can be increased from target to maximum, not exceeding 100% of base salary at the time of allocation.

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

The allocation of variable remuneration is conditional on the achievement of a number of performance objectives. The shortterm component, at maximum 40% of total variable remuneration, is equally divided between cash and stock and awarded in the year following the performance year.

The other 60% of the total variable remuneration is deferred and also equally divided between cash and stock. This long-term component is intended to serve the objective of retaining the members of the Executive Board for a longer period of time. The value of the stock award is set such that total variable remuneration at the time that the maximum number of shares to be granted is determined stays within the 100% limit. The component is subject to a tiered vesting on the first, second and third anniversary of the grant date (one-third per annum). The entire long-term component is subject to an ex-post performance assessment by the Supervisory Board. The ex-post performance assessment cannot lead to an upward adjustment of the value of the cash deferred portion or the number of deferred shares.

To all share awards granted to Executive Board members in their capacity as Board member, a retention period of five years from the grant date is applicable. However, they are allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested share award.

Increased focus on risk and non-financial performance

Variable remuneration is linked to risk and non-financial performance and takes both individual and company performance criteria into consideration. Performance measurement accounts for estimated risks and costs of capital. In addition to financial indicators, performance is assessed based on non-financial drivers, by means of a number of targets regarding economic, environmental, customer satisfaction and social criteria.

Financial performance indicators include:

1.	Underlying net profit for ING Group
2.	Reduce double leverage in ING Group
3.	Reduce the loan-to-deposit ratio of ING Bank
4.	Reduce leverage in ING U.S. in preparation for IPO base case
5.	Reduce leverage in Insurance EurAsia to prepare for standalone future

Non-financial performance indicators include:

1.	Reinforce ‘Customer First / Suitability’ culture of transparency, honesty, integrity and societal awareness
2.	Strengthen key stakeholder relationships
3.	Improve employee engagement across the Banking and Insurance operations
4.	Improve leadership capabilities and strengthen leadership pipeline

5.	On sustainability: improve sustainable business practices
6.	Align operational excellence Group-wide

Pensions Executive Board members

Members of the Executive Board who are employed on the basis of a Dutch employment contract, participate in the defined contribution pension plans introduced in 2010 as part of the remuneration policy. Individual board members participating in the pension plan that existed before the introduction of the 2010 plans were given the choice to keep their existing pension arrangement. This existing pension arrangement, approved by the 2006 AGM, is based on a defined contribution plan. Alternatively, they can switch to the 2010 arrangements.

Members of the Executive Board are required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement (‘CLA’) in the Netherlands.

Members of the Executive Board working on a non-Dutch employment contract are offered pensions in line with local practices.

Benefits

Executive Board members continue to be eligible for additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances) which apply to other comparable employees. Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on comparable terms that apply to most other employees of ING in the Netherlands. In addition, tax and financial planning services are provided to ensure compliance with the relevant legislative requirements.

Tenure

Members of the Executive Board who were appointed prior to 2013, have an employment agreement with ING Group N.V. Members who are appointed as of 2013 have a commission contract. The employment agreement and the commission contract for Executive Board members provide for an appointment for a period of four years and allow re-appointment by the General Meeting. In the case of an involuntary exit, Executive Board members are eligible for an exit-arrangement limited to one-year base salary.

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

Supervisory Board discretion to review the policy and the remuneration paid

ING is expected to undergo significant changes during the coming years. Also, the regulatory environment is still in a state of flux (upcoming Capital Requirements Directive IV and local Dutch legislation on 20% cap on variable remuneration). In order to ensure that ING can adapt to these uncertain factors, the Supervisory Board indicated in the previous years that it may re-evaluate at a later stage whether the remuneration policy adopted in 2010 and amended on 9 May 2011 is in line with the long-term objectives of the Company, the relevant international context, as well as the societal perception of ING as a financial institution. However, since the internal restructuring has not been completed yet and the proposed legislation has not been fully developed, the Supervisory Board may re-evaluate the remuneration policy in 2015.

Should it become clear, after such evaluation, that the remuneration policy has led to an unintended or inequitable outcome, the Supervisory Board has the discretion to correct the previously allocated variable remuneration, in line with the Dutch Banking Code and the Capital Requirements Directive III.

2013 REMUNERATION

The Executive Board remuneration for 2013 is based on the remuneration policy approved by the 2010 AGM and amended by the 2011 AGM. It is the responsibility of ING’s Remuneration Committee to take into account the interests of all stakeholders, including shareholders and employees, as well as business continuity and sustainable growth, when overseeing the company’s remuneration policy.

2013 REMUNERATION EXECUTIVE BOARD

2013 base salary Executive Board

The base salary of all Executive Board members was set at the time of the introduction of the remuneration policy in 2010. The base salary of the Executive Board has not been raised since 2010 as the Executive Board decided voluntarily not to accept a base salary increase until ING has repaid outstanding core Tier 1 securities from the Dutch State along with the restrictions put in force by the new Dutch legislation in 2012. As a consequence the base salary level remained also in 2013 at the 2010 level.

2013 variable remuneration Executive Board

In 2011, the Executive Board decided that it would not accept variable remuneration for that year. Since 2012 it is also prohibited by Dutch Law applicable to financial institutions that have received state support such as ING, to grant variable remuneration (in cash or otherwise) to Executive Board Members and/ or to increase fixed salaries for Executive Board Members. As such the Executive Board did not receive any variable remuneration in relation to performance year 2013.

In 2013 there was no claw-back applied to paid or vested variable remuneration from any of the Executive Board members. The total direct compensation of former members of the Executive Board received in their capacity as Executive Board members amounted to nil for 2013, nil for 2012 and EUR 563,000 for 2011.

One-off crisis levy of taxable income

In 2012, the Dutch Government imposed an additional levy of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The levy is charged to the company and does not affect the remuneration of involved staff. This levy is also applicable for 2013. For members of the Executive Board this amounts to EUR 518,000, which is not included in the table below.

Total direct compensation of the individual members of the Executive Board

amounts in thousands of euros	2013		2012		2011
	amount	number of shares	amount	number of shares	amount	number of shares
Ralph Hamers (1)
Base salary	794		—
Variable remuneration in cash	0	0	—	—	—	—
Variable remuneration in stock	0	0	—	—	—	—

Jan Hommen (2)
Base salary	1,015		1,353		1,353
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0

Patrick Flynn
Base salary	750		750		750
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0

Wilfred Nagel (3)
Base salary	750		469		—
Variable remuneration in cash	0	0	0	0	—	—
Variable remuneration in stock	0	0	0	0	—	—

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The figures for him reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2013 reflects a partial year as an Executive Board member and CEO.
(2)	Jan Hommen retired on 1 October 2013.
(3)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures for him reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2012 reflects a partial year as an Executive Board member.

Pension costs

The table below shows the pension costs of the individual members of the Executive Board.

Pension costs of the individual members of the Executive Board
amounts in thousands of euros	2013	2012	2011
Ralph Hamers (1)	161	—	—
Jan Hommen (2)	0	0	0
Patrick Flynn	178	179	180
Wilfred Nagel (3)	210	132	0

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 pension costs for him reflect the partial year as an Executive Board member.
(2)	Jan Hommen retired on 1 October 2013 and did not participate in the pension plan.
(3)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The 2012 pension costs for him reflect the partial year as an Executive Board member.

Pension costs of former members of the Executive Board in their capacity as Executive Board members amounted to nil for 2013, nil for 2012 and EUR 135,000 for 2011. In 2013 it was ruled by Court to apply a 100% pension indexation for all former Dutch employees associated in the ING Pension Fund, including former Executive Board members. This did not result in additional costs.

Long-term incentives awarded in previous years

In 2013 no long-term incentives were awarded to the Executive Board members. Until 2010, the long-term incentive plan (LTIP) was in place at ING and includes stock options and performance shares. The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised during the remaining seven years. Long-term Equity Ownership Performance shares were conditionally granted. The number of ING depositary receipts that would ultimately be granted at the end of a three-year performance period depended on ING’s Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders received in that period) relative to the TSR performance of a predefined peer group.

ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three-year performance period. The performance shares granted in 2010 had a three-year performance period of 2010-2012 and vested in 2013. The actual results of 133% are based upon ING’s TSR ranking of 7th within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the performed calculations.

Performance shares are shares conditionally granted, with the final shares awarded in three years (tiered) based on ING’s performance at the end of each performance cycle. The ultimate value of the performance share is based on ING Group’s stock price at the vesting date. Deferred shares are shares of which the ultimate value of each deferred share will be based on ING Group’s stock price at the vesting date.

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31 , 2013

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at 31 December 2013

	Outstanding as at 31 December 2012	Exercised in 2013	Waived or expired in 2013	Outstanding as at 31 December 2013	Exercise price in euros	Vesting date	Expiry date
Ralph Hamers	2,116	0	2,116	0	€9.71	03 Mar 2006	03 Mar 2013
	6,837	0	0	6,837	€14.37	15 Mar 2007	15 Mar 2014
	11,460	0	0	11,460	€17.88	30 Mar 2008	30 Mar 2015
	8,504	0	0	8,504	€25.16	23 Mar 2009	23 Mar 2016
	14,889	0	0	14,889	€24.72	22 Mar 2010	22 Mar 2017
	16,957	0	0	16,957	€16.66	13 Mar 2011	13 Mar 2018
	19,985	0	0	19,985	€2.90	19 Mar 2012	19 Mar 2019
	22,124	0	0	22,124	€7.35	17 Mar 2013	17 Mar 2020
Jan Hommen	0	0	0
Patrick Flynn	0	0	0
Wilfred Nagel	5,860	0	0	5,860	€14.37	15 Mar 2007	15 Mar 2014
	8,595	0	0	8,595	€17.88	30 Mar 2008	30 Mar 2015
	11,721	0	0	11,721	€25.16	23 Mar 2009	23 Mar 2016
	9,530	0	0	9,530	€24.72	22 Mar 2010	22 Mar 2017
	12,436	0	0	12,436	€16.66	13 Mar 2011	13 Mar 2018
	12,490	0	0	12,490	€2.90	19 Mar 2012	19 Mar 2019
	16,815	0	0	16,815	€7.35	17 Mar 2013	17 Mar 2020

To all share awards granted to Executive Board members in their capacity as Board member a retention period of five years is applicable. The Executive Board members are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested share award. For the Executive Board members the performance or deferred shares have vested during 2013 as indicated in the table. The Executive Board members are not allowed to sell depositary receipts obtained as member of the Executive Board within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested performance-share award. Depositary receipts obtained as a member of the Executive Board ING Group from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.

Performance or deferred shares vested for the Executive Board during 2013

number of shares	Performance or deferred shares	Granting date	Vesting date	Nr. Of shares granted	Nr. of shares vested (1)	Vesting price
Ralph Hamers	—
Jan Hommen	—
Patrick Flynn	—
Wilfred Nagel	Leo Performance shares	17 Mar 2010	17 Mar 2013	6,595	8,771	€6.15
	LSPP Performance shares	30 Mar 2011	30 Mar 2013	5,612	2,806	€5.55
	Deferred shares	12 May 2010	31 Mar 2013	32,381	32,381	€5.55
	LSPP Deferred shares	30 Mar 2011	30 Mar 2013	3,367	3,367	€5.55
	LSPP Deferred shares	28 Mar 2012	28 Mar 2013	3,398	3,398	€5.63
	LSPP Deferred shares (2)	16 May 2012	16 May 2013	1,759	1,759	€6.88
	LSPP Upfront shares (2)	15 May 2013	15 May 2013	4,978	4,978	€6.74

(1)	Performance shares are shares conditionally granted with the final shares awarded based on ING’s performance at the end of each performance cycle.
(2)	Shares granted to Wilfred Nagel in May 2012 and 2013 were awarded for his performance in positions previous to his appointment to the Executive Board.

Benefits

The individual members of the Executive Board receive other emoluments apart from the compensation and pension benefits. These other emoluments include employer contributions in lifecycle saving schemes or are related to long home/work distances and housing and amounted in 2013 to the following gross amounts:

Other emoluments
amounts in thousands of euros	2013	2012
Ralph Hamers (1)	29	—
Jan Hommen (2)	1	1
Patrick Flynn	181	238
Wilfred Nagel (3)	25	12

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 emoluments for him reflect the partial year as an Executive Board member.
(2)	Jan Hommen retired on 1 October 2013.
(3)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The 2012 emoluments for him reflect the partial year as an Executive Board member.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2013, 2012 and 2011.

Loans and advances to the individual members of the Executive Board

	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
amounts in thousands of euros			2013			2012			2011
Ralph Hamers (1)	2,597	2.4%	500
Patrick Flynn	0	0	0	0	0	0	0	0	0
Wilfred Nagel (2)	750	3.0%	0	750	3.3%	0

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The figures reflect the loans and advances received well before his appointment to the Executive Board.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures reflect the loans and advances received well before his appointment to the Executive Board.

ING depositary receipts for shares held by Executive Board members

Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.

ING depositary receipts for shares held by members of the Executive Board
number of depositary receipts	2013	2012	2011
Ralph Hamers	38,497
Patrick Flynn	85,084	85,084	51,339
Wilfred Nagel	70,027	15,246

2014 REMUNERATION STRUCTURE EXECUTIVE BOARD

2014 Executive Board base salary

In line with the Executive Board decision not to accept a base salary increase in 2011 as the repayment of core Tier 1 securities that were issued to the Dutch State has not been completed and the Dutch Bonus Prohibition Act applicable as per 2012, the base salary of the Executive Board will not increase with respect to performance year 2014.

2014 Executive Board variable remuneration

As long as the Dutch Bonus Prohibition is applicable for ING, the Executive Board will not receive variable remuneration.

REMUNERATION POLICY FOR SENIOR MANAGEMENT

As much as possible for a global financial institution of its size, ING aims to take account of all the differences and standards applied within similar financial institutions in the various countries in which it operates. The remuneration policies applicable to members of the Management Boards and senior management are in line with the general principles of the remuneration structure for the Executive Board, taking into account international and local legislation and practices.

Total direct compensation

Total direct compensation levels will be based on benchmark data in the international context in which ING operates. ING aims for compensation levels to be set at market median levels. Total compensation levels will be determined in line with the relevant market.

Focus on long term value creation, risk and non-financial performance

Variable remuneration is linked to long-term value creation and risk. It is based on individual, business line and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. There is a clear emphasis on long-term value creation by means of long-term incentives, deferral and claw back mechanisms. Furthermore, and in addition to financial indicators, performance is also assessed on non-financial drivers. Non-financial indicators aim at further improving sustainable business practices. Non-financial indicators include customer satisfaction, workforce diversity, stakeholder engagement and sustainable business practices. It should be noted that as the execution of our strategy progresses with stand-alone futures for our banking and insurance businesses, they will have different financial and non-financial performance drivers.

2013 REMUNERATION STRUCTURE SENIOR MANAGEMENT

Given the differences in the regulatory requirements for banking and insurance and the separation of ING’s banking and insurance activities, the remuneration structures for senior management in ING’s banking and insurance operations were determined separately in 2013 based on internal strategy and external regulatory developments. The remuneration policy for the Executive Board, which permits a combination of fixed compensation (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits applies in full to members of the Management Board Banking. For senior management in banking, ING has gradually shifted to a more balanced mix of fixed and variable remuneration in line with the remuneration policy for the Executive Board and to put more emphasis on value creation.

For the Management Board Insurance and senior management in ING Insurance operations, remuneration is in line with the general principles of the remuneration policy for the Executive Board and the requirements under the Capital Requirements Directive III.

Exceptions (variable remuneration above 100% of base salary) may exist for high value specialists and senior management working in certain divisions and/or geographical areas. The remuneration policy for senior management is in line with the requirements of the Capital Requirements Directive III and the Capital Requirements Directive IV.

ING has continued to review and amend the remuneration for a select group of ING Bank and ING Insurance employees in order to comply with the Capital Requirements Directive III. The amendments relate to the allocation of variable remuneration and the ratio between fixed and variable remuneration and are intended to mitigate risk relating to remuneration. Measures include an ex-ante and ex-post assessment of variable remuneration prior to award and vesting respectively, significant deferral of variable remuneration, an equal divide between variable remuneration in cash and in shares, as well as retention periods on all equity remuneration as soon as it becomes unconditional.

Moreover, in light of the Capital Requirements Directive III, compensation packages related to control functions (such as risk management functions) are structured such that they provide for a reduced emphasis on variable remuneration. To ensure the autonomy of the individual, financial performance metrics are dependent on objectives determined at the divisional level (i.e. not at the level of the relevant business). In addition, performance assessments are not only determined by business management, but also by the functional line.

The regulatory environment is still in development. The structure as set out above is based on information currently available. If new legislation would come into force, ING will amend the structure as deemed appropriate.

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

The remuneration for the membership of committees is as follows: chairman of the Audit Committee EUR 8,000, members of the Audit Committee EUR 6,000, chairmen of other Supervisory Board committees EUR 7,500 and members of other Supervisory Board committees EUR 5,000. In addition to the fixed remuneration, committee members receive a fee for each meeting they attend. For the Audit Committee chairman this fee is EUR 2,000 per meeting and for its members EUR 1,500. For the chairmen and members of other committees the attendance fee amounts to EUR 450 per meeting.

Supervisory Board members receive an additional fee of EUR 2,000 per attended Supervisory Board or Committee meeting in the event the meeting is held outside the country of residence of the Supervisory Board member, or an additional amount of EUR 7,500 per attended Supervisory Board or Committee meeting if intercontinental travel is required for attending the meeting.

2013 remuneration Supervisory Board

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2013 and previous years.

2013 Remuneration Supervisory Board
amounts in thousands of euros	2013 (1)		2012 (2)	2011 (2)
	Remu- neration	VAT
Jeroen van der Veer (2, 3 ,4)	114	24	86	114
Peter Elverding (2, 4)	91	19	77	103
Tineke Bahlmann	68	14	70	70
Henk Breukink	72	15	71	71
Carin Gorter (5)	42
Jan Holsboer	68	14	41
Joost Kuiper	75	16	74	46
Hermann-Josef Lamberti (5)	46
Isabel Martín Castellá (5)	48
Robert Reibestein(5)	66	14
Yvonne van Rooy	67	14	37
Luc Vandewalle	88		86	58
Piet Klaver (6)	29	6	73	72
Lodewijk de Waal (6)	29	6	70	71
Sjoerd van Keulen (6)	20		62	49

(1)	As per 1 January 2013 new VAT legislation was implemented based on which the Dutch SB members qualify as VAT taxable persons and are obliged to charge 21% VAT to ING on their remuneration.
(2)	The remuneration amounts of 2012 are excluding VAT. In 2011 and 2012 compensation was voluntarily capped at EUR 100,000 and EUR 90,000 for the chairman and vice-chairman respectively. The amounts in excess of the aforementioned cap of 2011 amounting to EUR 13,000 for Peter Elverding and EUR 14,000 for Jeroen van der Veer are deducted from their remuneration relating to 2012.
(3)	Jeroen van der Veer has been chairman of the Supervisory Board since May 2011. From October 2009 until May 2011 he was vice-chairman of the Supervisory Board.
(4)	Peter Elverding was chairman of the Supervisory Board from April 2009 until May 2011. He has been vice-chairman since May 2011.
(5)	Robert Reibestein is a member of the Supervisory Board as of January 2013. Carin Gorter, Isabel Martín Castellá and Hermann-Josef Lamberti are members of the Supervisory Board as of May 2013. The compensation figures for 2013 reflect a partial year as a member of the Supervisory Board.
(6)	Piet Klaver, Lodewijk de Waal and Sjoerd van Keulen retired in May 2013. The compensation figure for 2013 reflects a partial year as a member of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the above table amounted to EUR nil in 2013, EUR 59,000 in 2012 and EUR 203,000 in 2011.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The table on the next page presents the loans and advances to Supervisory Board members outstanding on 31 December 2013, 2012 and 2011.

Loans and advances to members of the Supervisory Board
	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
amounts in thousands of euros			2013			2012			2011
Jeroen van der Veer (1)	0			0		282	282	8.6%

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board (effective as of 1 July 2009).

ING depositary receipts for shares and options held by Supervisory Board members

Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board on 31 December 2013.

ING shares and depositary receipts for shares held by members of the Supervisory Board (1)
number of shares	2013	2012	2011
Jeroen van der Veer	119,469	119,469	119,469
Luc Vandewalle (2)	85,250	85,250	80,000
Jan Holsboer	74,738	74,738
Hermann-Josef Lamberti (3)	5,700

(1)	The numbers of depositary receipt for shares reflect the shares held by the members of the Supervisory Board and their partners.
(2)	The ING depositary receipts held by Luc Vandewalle are currently held in usufruct.
(3)	Hermann-Josef Lamberti is a member of the Supervisory Board as of May 2013.

The following table contains information on the options outstanding and movements during the financial year by the members of the Supervisory Board.

Stock options on ING Group N.V. shares held by members of the Supervisory Board
	Outstanding as at 31 December	Expired in 2013	Outstanding as at 31 December	Expired in 2012	Outstanding as at 31 December	Expired in 2011 (2)
number of stock options		2013		2012		2011
Luc Vandewalle (1)	92,959	20,837	113,796	29,953	143,749

(1)	The options held by Mr. Vandewalle were granted during his position at ING Bank Belgium S.A. and are currently out of the money. Due to an omission these options were not reported in the Annual Report of earlier years.
(2)	Luc Vandewalle was appointed to the Supervisory Board in May 2011. No options expired since his appointment to the Supervisory Board until 31 December 2011.

EMPLOYEES

The average number of employees at a full time equivalent basis was 74,517 at the end of 2013, of which 22,372 or 30.0%, were employed in the Netherlands. The distribution of employees with respect to the Group’s continuing and discontinued operations as well as the insurance operations and banking operations for the years 2013, 2012 and 2011 were as follows:

Average number of employees at full time equivalent basis (1)
	The Netherlands			International		Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Continuing operations	22,372	24,940	26,332	52,145	54,450	57,944	74,517	79,390	84,276
Discontinued operations				9,173	13,182	20,143	9,173	13,182	20,143

Total	22,372	24,940	26,332	61,318	67,632	78,0087	83,690	92,572	104,419
of which:
Banking operations	16,155	18,072	19,027	48,218	48,807	52,148	64,373	66,879	71,175
Insurance operations	6,217	6,868	7,305	13,100	18,825	25,939	19,317	25,693	33,244

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

The Group does not employ significant numbers of temporary workers. Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7.	Major shareholders and related party transactions

As of 31 December 2013, Stichting ING Aandelen (the “Trust”) held 3,830,274,254 Ordinary Shares of ING Groep N.V., which represents over 99.9% of the Ordinary Shares outstanding, and ING Groep N.V. and its subsidiaries held 30,112,671 Ordinary Shares. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the Ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of 31 December 2013, there were 106,751,920 American Depositary Shares (“ADSs”) outstanding, representing an equal number of bearer receipts. The ADSs were held by 715 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central Securities Depositary (“CSD”) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each holder of bearer depositary receipts shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Surrender of the global depositary receipts shall only be permitted in the cases prescribed in the Netherlands Act on Book-Entry Transactions. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorised to perform any necessary act on behalf of the holder(s) of bearer receipts in respect of the relevant depositary receipt, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Netherlands Act on Book-Entry Transactions.

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

Voting of the Ordinary Shares by holders of bearer depositary receipts as a proxy of the Trust\

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

Shareholder participation and position of the Trust

During the years 2010–2013, participation of shareholders, excluding the Trust, and holders of depositary receipts in the decision-making in annual General Meetings consistently increased from 41.3% to 51.4%.

ING Group’s depositary receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary receipts structure in 2010 and that it would be appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved by the 2009 extraordinary General Meeting. The outcome of the aforementioned evaluation was discussed in the 2010 annual General Meeting.

In the 2013 annual General Meeting, it was discussed that under the original agreement between ING Group and the European Commission, the restructuring was initially expected to be completed by the end of 2013, so that any reconsideration would be done in 2014. However, ING Group and the European Commission agreed on an amended restructuring plan, in November 2012, part of which was an extended deadline for the aforementioned divestments. As ING Group was still in the implementation phase of the amended restructuring plan, ING did not regard it as an opportune moment to reconsider its governance and depositary- receipts structure.

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

Valid resolutions may be passed only if all members of the Board of the Trust have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all members of the Board of the Trust are present or represented. Only a fellow Board member who is authorised in writing may represent a member of the Board of the Trust in such meeting. All resolutions of the Board of the Trust shall be passed by an absolute majority of the votes.

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

Holders of bearer depositary receipts with a stake of 3% or more

To the best of our knowledge, as of 31 December 2013, no holder of depositary receipts held more than 3% of all bearer depositary receipts outstanding other than Blackrock Inc.

On 31 December 2013, ING Groep N.V. and its subsidiaries held 30,112,671 bearer receipts, representing 0.79% of the bearer depositary receipts and underlying Ordinary Shares outstanding. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.

The voting rights of the majority of Ordinary Shares are held by the Trust. Pursuant to section 5.3 of the Dutch Financial Supervision Act, shareholders and holders of depositary receipts are only required to provide updated information on their holdings once they cross threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than information that may be ascertained from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not, nor would it likely to be, aware of any changes in the ownership of bearer depositary receipts between the thresholds levels mentioned in the previous sentence.

The geographical distribution of ING Group’s investor base is diverse – an estimated 38% of shares outstanding are held in the United States, 19% in the United Kingdom, 11% in France, 6% in the Netherlands, 5% in Germany, 12% in Rest of Europe and 9% in Rest of World.

On 31 December 2013, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary Shares or bearer depositary receipts. As of 31 December 2013, members of the Supervisory Board and their related third parties held 285,057 bearer receipts and 100 Ordinary Shares. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

On 31 December 2013, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Related Party Transactions

As of 31 December 2013, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 3.3 million at an average interest rate of 2.7%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2013 was EUR 4.9 million.

The loans and advances mentioned in the preceding paragraph (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to all employees and (3) did not involve more than the normal risk of collectability or present other unfavorable features. Loans and advances to members of the Executive Board are compliant with the standards set out in the DNB guidelines for loans to officers and directors of a regulated entity, such as ING.

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

In addition, ING Group has entered into transactions with the Dutch State. For more information, see “Item 4. Information on the Company—Recent Developments” and Note 58 of Note 2.1 to the consolidated annual accounts.

Item 8.	Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, broker-dealers, underwriters, issuers of securities, and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Litigation was filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Parties have agreed to a settlement. The outcome of the settlement is reflected in the 2013 Annual Accounts. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the lower Court’s decision dismissing all claims. The plaintiffs have petitioned the Court for an en banc review of that decision by the entire Court. An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. The District Court has granted the Administrator’s motion for class certification. The Court has conducted a bench trial of the liability issues, which concluded on 3 October 2013 and the Court has taken the matter under advisement. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 costs of the settlements were valued at EUR 365 million for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2013 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations, with the second main consumer protection organisation signing its agreement in June 2012. In addition, ING’s Dutch insurance subsidiaries announced additional measures (flankerend beleid) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures offered by ING’s Dutch insurance subsidiaries prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries and making claims for damages.

In November 2013, the so-called ‘Vereniging Woekerpolis.nl’, an association representing the interests of policyholders, initiated a so-called ‘collective action’, requesting the District Court in Rotterdam to declare that NN’s Dutch insurance subsidiaries sold products in the market, which are defective in various respects (e.g. on transparency regarding cost charges and other product characteristics, and included risks for which the insurer failed to warn, such as considerable stock depreciations, the inability to realise the projected final policy value, unrealistic capital projections due to difference in geometric versus arithmetic returns). ING’s Dutch insurance subsidiaries have rejected these claims and will defend themselves in these proceedings.

Apart from the aforementioned ‘collective action’, several other claim organisations and initiatives were established on behalf of policyholders, such as the organisation Wakkerpolis. This organisation primarily concentrates on the recovery of initial costs for policyholders, based on an interim ruling of the

KiFiD issued on 13 May 2013 in an individual case. In this case, the KiFiD concluded that there is no contractual basis for charging initial costs (which are costs charged to the policy during a limited period of time). Apart from the initial costs, it can be derived from the interim ruling – in accordance with past rulings of the KiFiD – that an insurer is obliged to warn against the leverage and capital consumption effect (which is the effect caused by the dependency of life insurance premium on the value of the policy; the lower the value of the policy, the higher the life insurance premium). NN Group N.V. (‘NN’) and ING believe that this interim ruling is incorrect on several legal grounds.

In proceedings pending before the District Court in Rotterdam, the Court has upon the request of the parties, including NN, submitted prejudicial questions to the European Court of Justice to obtain clarity on principal legal questions with respect to cost transparency related to unit-linked policies. The main prejudicial question is whether European law allows for the application of information requirements based on general principles of Dutch law that extend beyond information requirements as explicitly prescribed by laws and regulations in force at the time the policy was written. Although the European Court does not decide on the applicable standards in specific cases, NN and ING believe the ruling of the Court of Justice can give clarification on this question of legal principle which is subject of other legal proceedings in the Netherlands. It is expected that the European Court of Justice will render its judgment at the earliest in 2014.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. There has been for some time and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings. There is a risk that one or more of those legal challenges will succeed. The financial consequences of any of the aforementioned factors or a combination thereof can be substantial for the Dutch insurance business of ING and may affect ING, both financially and reputationally. However, these consequences cannot be reliably estimated or quantified at this point.

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

On 19 November 2012, ING Group and the EC announced that the EC had approved amendments to the 2009 Restructuring Plan (the ‘2012 Amended Restructuring Plan’). With the approval, the Commission has closed its Investigation as announced on 11 May 2012 and ING has withdrawn its appeal at the General Court of the European Union that it filed in July 2012. For principal legal reasons the European Commission will continue with its appeal against the General Court ruling of March 2012. However, the outcome of this Appeal will not affect the EC approval of the 2012 Amended Restructuring plan. It is expected that this judgment will be rendered in April 2014.

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore, at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured the Dutch ING Pension Fund (Stichting Pensioenfonds ING) in 2009, 2010 and 2011. This claim was rejected by the district court of Amsterdam on 9 November 2012. An appeal was lodged against this court decision. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the district court of Amsterdam on 22 October 2012. An appeal was lodged against this court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In April 2013, the ING Pension Fund started arbitration proceedings to adjudicate a dispute with ING concerning the adjusted mortality tables used in the calculation of premiums and provisions. In 2013 ING decided to lower its contributions by 1.7% as a result of ING not accepting the adjustments made by the ING Pension Fund resulting from the mortality tables used. In February 2014 the ING Pension Fund and ING agreed that the ING Pension Fund will remain using a surcharge of 1.7% and the ING Pension Fund and ING will share the costs of the 1.7% surcharge over 2013. The payment of 50% of the surcharge 2013 by ING is included in the payment by ING of the one-time lump sum to the ING Pension Fund, which was closed for the accrual of new pension benefits as of 1 January 2014, of EUR 379 million to release ING from future financial obligations. More information is provided in Note 60 of Note 2.1 to the consolidated financial statements.

In July 2013, the ING Pension Fund started arbitration proceedings against ING’s decision not to provide funding (for a total amount of EUR 197.5 million) for indexing pensions insured with the ING Pension Fund as of 1 January 2013. During the arbitration proceedings the ING Pension Fund added a claim in the amount of EUR 38.8 million for funding the indexation as of 1 August 2013. On 20 December 2013 the arbitrators ruled in favour of the ING Pension Fund and concluded that ING will have to provide full funding for both the indexation as of 1 January 2013 and the indexation as of 1 August 2013. The outcome of the arbitration is reflected in the 2013 Annual Accounts.

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the ‘U.S. Authorities’) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. The Agreements have expired as of 12 December 2013 and the motion against ING Bank N.V. has been dismissed by the US District Court of Columbia.

In addition, like many other companies in the insurance industry, several of ING’s subsidiaries in the U.S. have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. On 6 June 2013, ING U.S. executed a Global Resolution Agreement, which became effective 26 July 2013, establishing a process to resolve an audit of compliance with unclaimed property laws being conducted by a majority of the states. On 13 August 2013, ING U.S. executed a Regulatory Settlement Agreement (‘RSA’), which became effective on 14 September 2013, that settles with Departments of Insurance of forty seven states, two territories and the District of Columbia a multi-state market conduct examination regarding benefit payment practices, procedures and policy administration relating to claims, including efforts to identify owners and beneficiaries of unclaimed benefits.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V. (together ‘ING’) sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed them incorrectly with respect to the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal. Based on both calculations the Court of Appeal will make a final judgement. In January 2014, Amodo has filed a new document to substantiate its claim. ING has until the end of March 2014 to file counter arguments, therefore a final judgment will probably not be given before the end of the second quarter of 2014. ING has the possibility to appeal against the legal grounds on which the final judgement is based. At this moment it is not practicable to provide an estimate of the (potential) financial effect of this proceeding.

Following a recent broad industry review by the Dutch regulator DNB, Nationale-Nederlanden Schadeverzekering Maatschappij N.V. was instructed to strengthen its policies and procedures in respect of sanctions-related customer screening and related compliance matters. Nationale-Nederlanden Schadeverzekering Maatschappij N.V. is currently in the process of implementing DNB’s recommendations.

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

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding core Tier 1 Securities, the Executive Board will not propose to pay a dividend over 2013 at the annual General Meeting. ING intends to resume dividend payments on common shares when all remaining core Tier 1 Securities have been repaid to the Dutch State and capital requirements have been met.

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

Significant changes

Since 31 December 2013, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

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

Since 13 June 1997, ADSs, each representing one bearer receipt in respect of one Ordinary Share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to 13 June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 6 March 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary Shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2013, there were 106,751,920 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 715 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2013, approximately 6% of the bearer receipts were held by Dutch investors, approximately 19% by investors in the U.K. and approximately 38% by investors in the United States (including as represented by ADSs).

The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange (not restated for the rights issue of December 2009), for the period 2009 — 28 February 2014:

	Euronext Amsterdam Stock Exchange (EUR)		Trading volume in millions of bearer receipts	New York Stock Exchange (U.S. $)		Trading volume in millions of ADS

Calendar period	High	Low		High	Low
2009	12.56	2.50	5,683.3	18.89	3.02	626.5
2010	8.28	5.34	6,807.4	11.45	6.80	813.1
2011	9.41	5.34	8,186.5	13.30	6.09	928.9

2012
First quarter	7.49	5.46	1,860.4	9.84	6.91	243.4
Second quarter	6.30	4.53	1,015.4	8.41	5.56	290.0
Third quarter	6.89	4.78	1,745.0	8.98	6.10	176.7
Fourth quarter	7.25	6.35	1,064.7	9.54	8.11	124.9

2013
First quarter	7.82	5.54	1,311.2	10.45	7.21	165.1
Second quarter	7.34	5.61	1,514.5	9.53	7.07	181.1
Third quarter	8.99	6.98	1,301.4	12.37	9.04	176.6
Fourth quarter	10.10	8.50	966.1	14.01	10.98	119.2

2013 and 2014
September 2013	8.99	8.31	374.5	12.37	10.98	56.2
October 2013	9.45	8.50	336.6	12.99	11.46	51.4
November 2013	9.64	9.28	337.0	13.09	12.56	40.6
December 2013	10.10	8.95	292.6	14.01	12.27	27.1
January 2014	10.93	5.84	376.0	14.92	13.21	37.0
February 2014	10.61	9.63	320.5	14.60	12.88	30.9

Item 10.	Additional information

Articles of Association

ING Groep N.V. is a holding company organised under the laws of the Netherlands. Its object and purpose, as set forth in article 3 of its Articles of Association, is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of insurance, lending, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing. ING Groep N.V. is registered under file number 33231073 with the Trade Register of the Chamber of Commerce and the Articles of Association are available there and on ING’s website.

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

Obligations of shareholders to disclose holdings

Section 5.3 of the Dutch Financial Supervision Act (“Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest, whether through ownership of ordinary shares, bearer depositary receipts, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of Ordinary Shares, bearer depositary receipts, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

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

Such information includes the notice for the General Meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals such as proposals to amend the Articles of Association are normally not included in the notice but are made available separately on the website of ING Group and at the ING Group head office.

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

Dialogue with shareholders and holders of depositary receipts

In 2013, shareholders and holders of depositary receipts were allowed to ask questions about items on the agenda for the annual General Meeting and they will similarly be allowed to do so in 2014. Shareholders and holders of depositary receipts can visit the website of ING Group (www.ing.com) to submit their questions.

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

General Meetings are webcasted via ING Group’s website (www.ing.com), so that shareholders and holders of depositary receipts who do not attend the General Meeting in person, may nevertheless follow the course of affairs in the meeting by internet webcast.

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

Voting on the Ordinary shares by ING Trust Office

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

Proxy voting facilities

In 2013, ING Group was a participant in the Shareholder Communication Channel (Stichting Communicatiekanaal aandeelhouders), through which participating holders of depositary receipts could give voting instructions to ING Trust Office. Following the fact that the law on corporate governance (wijziging van de Wet op het financieel toezicht, de Wet giraal effectenverkeer en het Burgerlijk Wetboek naar aanleiding van het advies van de Monitoring Commissie Corporate Governance Code van 30 mei 2007) came into force, the Shareholder Communication Channel concluded that its function had ended. Therefore, it ceased to exist in 2013. ING Group continues to provide proxy voting facilities to its investors via its website and solicits proxies from its ADS holders in line with common practice in the US.

Proxy voting forms for shareholders and voting instruction forms for holders of depositary receipts are made available on the website of ING Group (www.ing.com). The submission of these forms is subject to additional conditions specified on such forms.

Main powers of the General Meeting

The main powers of the General Meeting are to decide on:

•	the appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association;

•	the adoption of the annual accounts;

•	the declaration of dividends, subject to the power of the Executive Board to allocate part of or all of the profits to the reserves — with approval of the Supervisory Board — and the declaration of other distributions, subject to a proposal by the Executive Board which was approved by the Supervisory Board;

•	the appointment of the external auditor;

•	an amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board upon approval by the Supervisory Board;

•	the issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which was approved by the Supervisory Board; and

•	the authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

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

CAPITAL AND SHARES

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to ING Continuity Foundation (Stichting Continuïteit ING). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one-third of the total issued share capital of ING Group. The purpose of this call option is to protect the independence, the continuity and the identity of ING Group against influences which are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers). The ordinary shares are not used for protective purposes. The ordinary shares, which are all registered shares, are not listed on a stock exchange. The Board of ING Continuity Foundation currently comprises four members who are independent of ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent advisor or former permanent advisor to ING Group is on the Board of ING Continuity Foundation. The Board of ING Continuity Foundation

appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group.

Description of shares

A description of the Shares, and other information with respect to shareholders, annual General Meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12 1997 and in this Annual Report under the heading “Item 7 — Major shareholders and related party transactions”.

Depositary receipts

More than 99.9% of the issued ordinary shares are held by ING Trust Office (Stichting ING Aandelen). In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares. The depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged upon request of the holders of depositary receipts for non-listed ordinary shares, without any restriction, other than payment of an administrative fee of one eurocent (EUR 0.01) per depositary receipt with a minimum of twenty-five euros (EUR 25.00) per exchange transaction.

The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and other distributions corresponding to the dividends and other distributions received by ING Trust Office on an ordinary share.

The Board of ING Trust Office currently comprises six members who are independent from ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent advisor or former permanent advisor to ING Group is on the Board of ING Trust Office. The Board of ING Trust Office appoints its own members, without any requirement for approval by ING Group.

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

Share issuances are to be decided by the General Meeting, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights to existing shareholders. The powers delegated to the Executive Board are limited:

•	in time: powers are delegated for a period of 18 months;

•	by number: insofar as a sufficient number of unissued ordinary shares is available in the authorised capital, ordinary shares may be issued up to a maximum of 10% of the issued share capital, or, in the event of a merger or takeover or to safeguard or conserve the capital position of ING Group, up to a maximum of 20% of the issued capital; and

•	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Approval by the General Meeting would be required for any share issuances exceeding these limits.

The purpose of this delegation of authority is to allow ING Group to respond promptly to developments in the financial markets. Without such delegation, if ING Group wished to issue new shares, there would be an increased risk that conditions in the financial markets may have changed during the time needed for convening a general meeting, especially due to the 42-day statutory convocation period. In view of the importance of flexibility with respect to the issuance of shares, the Executive Board and the Supervisory Board will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting.

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

When repurchasing shares, the Executive Board must observe the price ranges prescribed in the authorisation. For the ordinary shares and depositary receipts for such shares, the authorisation currently in force stipulates a minimum price of one eurocent and a maximum price equal to the highest stock price on Euronext Amsterdam by NYSE Euronext on the date on which the purchase agreement is concluded or on the preceding day of stock market trading.

Special rights of control

No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, depositary receipts, American depositary shares or any other financial instrument whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group.

ING Group is not aware of shareholders, potential shareholders or investors with an interest of 3% or more in ING Group other than the INGTrust Office, the ING Continuity Foundation and Blackrock Inc.

Pursuant to the Regulation (EU) no. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares, depositary receipts or American depositary receipts, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares, depositary receipts or American depositary receipts is required to notify, in accordance with the provisions of the above-mentioned Regulation:

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

CHANGE OF CONTROL PROVISIONS

Legal provisions

Pursuant to the terms of the Dutch Financial Supervision Act a declaration of no objection from the Dutch central bank (‘DNB’) must be obtained by anyone wishing to obtain or hold a participating interest of at least 10% in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

Change of control measures in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated, in case of a change of control of ING Group following a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance agreements and futures and option trading agreements. Following a change of control of ING Group (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Severance payments to Members of the Executive Board

The contracts entered into with the members of the Executive Board provide for severance payments, which become due upon termination of the applicable Executive Board member’s contract in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. For purposes of calculating the amounts due, it is not relevant whether or not termination of the employment contract is related to a public bid. Severance payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary, in line with the Corporate Governance Code. Dutch legislation (Law on the limitation of liability of supervisors of financial markets and rules on remuneration of persons who determine the day-to-day policy (‘dagelijks beleidsbepalers’) of financial institutions receiving state aid) (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen) prohibits financial institutions to grant severance payments to members of the Executive Board in case of state aid to such financial institution.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

The General Meeting may resolve to amend the Articles of Association, provided that the resolution is adopted on a proposal of the Executive Board, which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least two-thirds of the votes cast at a General Meeting, whereby at least two-thirds of the issued share capital is represented. An amendment of the Articles of Association has to be passed by notarial deed.

TAXATION

The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of our bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below) who hold bearer receipts or ADSs as capital assets. For purposes of this summary, a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:

•	an individual citizen or resident of the United States,

•	a corporation organised under the laws of the United States or of any state of the United States,

•	an estate, the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the Netherlands, and the income tax treaty between the Netherlands and the United States (“Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organisations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V., investors that hold bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction, investors that acquired or dispose of bearer receipts or ADSs as part of a wash sale, or investors that own bearer receipts or ADSs through a partnership), some of which may be subject to special rules.

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

NETHERLANDS TAXATION

Withholding tax on dividends

The Netherlands imposes a withholding tax on a distribution of a dividend at the rate of 15%. Stock dividends paid out of ING Groep N.V.’s paid-in share premium recognised for Netherlands tax purposes as such are not subject to the above withholding tax.

The Treaty provides for a complete exemption from withholding for dividends received by exempt pension trusts and other exempt organisations, as defined in the Treaty. Qualifying exempt pension trusts may claim the benefits of a reduced withholding tax rate pursuant to article 35 of the Treaty. Qualifying exempt pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organizations (other than qualifying exempt pension trusts) are subject to withholding at the rate of 15% and can only file for a refund of the tax withheld.

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

A U.S. Shareholder who owns bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

Item 11.	Quantitative and Qualitative Disclosure of Market Risk

See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and “Risk Management” of Note 2.1 to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non-market-related risks.

Item 12.	Description of Securities Other Than Equity Securities

Fees and Charges Payable by a Holder of ADSs

JP Morgan Chase Bank, N.A., as ADR depositary, collects fees for delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing Ordinary Shares or surrendering ADSs for the purpose of withdrawal. Such fees and charges shall be assessed on a proportionate basis against holders of the record date(s) set by the ADR depositary and shall be payable at the sole discretion of the ADR depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distribution.

The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee
ADR depositary or substituting the underlying shares

Issuance of ADSs against the deposit of Ordinary Shares, including deposits and issuances in respect of:

•    Share distributions, stock splits, rights, merger

•    Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities

$ 5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Receiving or distributing cash dividends	Distribution of cash dividends	$ 5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transfer of ADRs	Registration of transfers in the ADR register and issuance of new ADRs for the number of ADSs as evidenced by the ADRs surrendered	$ 1.50 per ADR

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$ 5.00 or less per each 100 ADSs (or portion thereof)

Withdrawing an underlying Ordinary Share	Acceptance of ADSs surrendered for withdrawal of deposited Ordinary Shares	$ 5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	$ 5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

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

•    Cable, telex and facsimile transmission/delivery

•    Transfer or registration fees, if applicable, for the registration of transfers or underlying Ordinary Shares

•    Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

•    Any other charge payable by ADR depositary or its agents

Payable by holders or persons depositing ADSs or in the case of conversion of foreign currencies into U.S. dollars, by deducting out of such foreign currency the fees and expenses charged by ADR depositary

Fees and Payments made by the ADR depositary to ING

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2013, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 2,027,803

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2013:

Category of expense reimbursed to ING	Amount Reimbursed for the year ended 31 December 2013
Investor relations, including upfront contribution	$2,027,803

Total	$2,027,803

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

On 17 March 2014 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to 17 March 2014.

Due to the listing of ING shares on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that the CEO (the chairman of the Executive Board) and the CFO of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting. ING Group has long-established Business Principles and a strong internal control culture, which all staff must adhere to. SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement which denotes that the Company’s internal control over financial reporting is effective as of 31 December 2013. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor.

Management’s report on Internal control over Financial Reporting

The Executive Board is responsible for establishing and maintaining adequate internal control over financial reporting. ING’s internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Executive Board assessed the effectiveness of our internal control over financial reporting as of 31 December 2013. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in Internal Control – Integrated Framework (1992 framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over financial reporting is effective as of 31 December 2013.

Report of Independent Registered Public Accounting Firm

To: the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.

We have audited ING Groep N.V.’s (ING Group or the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 framework) (‘the COSO criteria’). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2013 and 2012, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2013 and our report dated March 17, 2014 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands

March 17, 2014

Ernst & Young Accountants LLP

Item 16A.	Audit Committee Financial Expert

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, NN Groep N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2013, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Isabel Martín Castellá, Carin Gorter, Jan Holsboer, Robert Reibestein and Luc Vandewalle. The Supervisory Board has determined that Joost Kuiper is a financial expert as referred to in the Corporate Governance Code, due to his relevant knowledge and experience. Joost Kuiper was appointed as the chairman of the Audit Committee on 9 May 2011.

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

At the annual General Meeting held on 14 May 2012, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2012 and 2013, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. In the 2013 annual General Meeting, the appointment of Ernst & Young as auditor of ING Group was extended by two more years, i.e. for the financial years 2014 and 2015. ING Group started a project with the objective of changing its external audit firm as of the financial year 2016.

Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting on 31 December 2013.

The external auditor may be questioned at the annual General Meeting in relation to its audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Audit Committee and of the Risk Committee and attended and addressed the 2013 annual General Meeting, wherein the external auditor was questioned on the audit opinion.

New legislation on the accountancy profession (Wet op het accountantsberoep) came into force as of 1 January 2013 which prohibits certain services from being conducted by an external audit firm. The ING Group’s policy on external auditor independence has been updated to reflect the new legislation on the accountancy profession as of 1 January 2013.

The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit Committee. ING Group provides the Audit Committee with a full overview of all services provided by the external auditor, including related fees, supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee throughout the year.

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

All other fees

Fees disclosed in Note 35 of Note 2.1 to the consolidated financial statements under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.

More information on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com).

Reference is made to Note 35 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2013, 2012 and 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2013 and 2012.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

In accordance with the requirements of the US Securities and Exchange Commission, ING Group, as a foreign private issuer whose securities are listed on the New York Stock Exchange (‘NYSE’), must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under the NYSE listing standards.

ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) with a two-tier board structure has an executive board as its management body and a supervisory board which advises and supervises the executive board. In general, members of the executive board are employees of the company while members of the supervisory board are not. The latter are often former state or business leaders and sometimes former members of the executive board. Members of the executive board and other officers or employees of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board. Under the Corporate Governance Code, all members of the supervisory board with the exception of not more than one person, should be independent. All members of ING Group’s Supervisory Board, with the exception of Luc Vandewalle, are independent within the meaning of the Corporate Governance Code. The definition of independence under the Corporate Governance Code, however, differs in its details from the definitions of independence under the NYSE listing standards. In some cases, the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board. Furthermore, a temporary committee, the NN Group Committee, was established on 1 October 2013. This Committee is also comprised of members of the Supervisory Board and assists the upervisory Board with the performance of its duties in relation to the preparation and execution of the initial public offering process and/or spin-off of (part of) NN Group.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains a ‘comply-or-explain’ principle, offering the possibility to deviate from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the General Meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Dutch law requires that ING Group’s external auditors be appointed at the General Meeting and not by the Audit

Committee. In addition, new legislation on the accountancy profession (Wet op het accountantsberoep) will establish a system of mandatory audit firm rotation by 1 January 2016.

•	The articles of association of ING Group (‘Articles of Association’) provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies which are subject to NYSE’s listing rules that require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III.

Item 18.	Consolidated Financial Statements

Reference is made to the Annual Report 2013 of ING Group, pages F-1 to F-266 and the Schedules on F-275 to F-278.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 14 June 2012 (incorporated by reference to ING Groep N.V.’s Report on Form 6-K furnished on 8 August 2012)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated 2 September 2011 (incorporated by reference to Exhibit 1.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	First Supplemental Indenture, dated 18 July 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Second Supplemental Indenture, dated 12 December 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.4	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated 8 December 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 7 December 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated 4 October 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 3 October 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated 17 June 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 17 June 2008)

Exhibit 2.10	Terms and Conditions of the core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2008, File No. 1-14642 filed on 19 March 2009)

Exhibit 2.11	Term Sheet regarding core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on 4 February 2009)

Exhibit 4.1	ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on 22 October 2009 (incorporated by reference to Exhibit 2 of ING Groep N.V.’s Report on Form 6-K filed on 4 November 2011)

Exhibit 4.2	Annex I “Catalogue of Commitments” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (redacted; incorporated by reference to ING Groep N.V.’s report on Form 6-K fumished on 22 August 2013)

Exhibit 4.3	Annex II “The Principles Applied to Intemal Wind Down Units in the Insurance Sector” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (incorporated by reference to ING Groep N.V.’s report on Form 6-K furnished on 22 August 2013)

Exhibit 4.4	2012 Amendment and Contract Transfer Agreement, dated 16 February 2012, among Staat der Nederlanden, ING Support Holding B.V., ING Bank N.V. and ING Groep N.V. attaching the Amended and Restated ING Bank, FSB Illiquid Assets Back-Up Facility Agreement, dated 16 February 2012, among ING Groep N.V., ING Bank N.V. and Staat der Nederlanden (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 4.5	Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V. and the District Attorney’s Office of the County of New York (incorporated by reference to Exhibit 4.5 of ING Groep N.V.’s Annual report on Form 20-F for the year ended 31 December 2012, File No. 1-14642 filed on 22 March 2013)

Exhibit 4.6	Deferred Prosecution Agreement dated 12 June 2012, between ING Bank, N.V., the United States Department of Justice and the United States Attorney’s Office for the District of Columbia (incorporated by reference to Exhibit 4.6 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2012, File No. 1-14642 filed on 22 March 2013)

Exhibit 4.7	Settlement Agreement dated 12 June 2012, between ING Bank, N.V. and the Office of Foreign Assets Control of the U.S. Department of the Treasury (incorporated by reference to Exhibit 4.7 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2012, File No. 1-14642 filed on 22 March 2013)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf

ING Groep N.V. (Registrant)

	By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: 17 March 2014

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2013, 2012 and 2011 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

	2013	2012	2011
	Year ended 31 December
Return on equity of the banking operations*	14.3%	8.3%	11.5%
Return on equity of ING Group*	10.2%	7.9%	11.8%
Return on assets ING Group	0.4%	0.3%	0.4%
Equity to assets of ING Group	3.9%	4.1%	3.4%
Net interest margin of the banking operations	1.4%	1.3%	1.4%

*	net profit divided by average equity

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

The comparative amounts in this section, for assets and liabilities, include assets and liabilities of ING Direct USA, ING Direct Canada and ING Direct UK; in the IFRS balance sheet of the year ended 31 December 2012, ING Direct UK (2011: ING Direct USA) was presented as Assets and Liabilities held for sale.

ASSETS

	Interest-earning assets
	2013			2012				2011
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	11,996	48	0.4	11,885	100	0.8	11,749	230	2.0
foreign	25,859	264	1.0	22,750	352	1.6	27,186	603	2.2
Loans and advances
domestic	242,929	9,241	3.7	257,168	10,117	3.9	246,518	10,160	4.1
foreign	328,497	12,087	3.7	358,548	14,240	4.0	396,057	15,410	3.9
Interest-earning securities(1)
domestic	26,608	659	2.5	22,320	640	2.9	28,450	920	3.2
foreign	69,588	2,185	3.1	78,141	2,821	3.6	106,296	4,052	3.8
Other interest-earning assets
domestic	19,060	96	0.5	34,571	163	0.5	22,649	363	1.6
foreign	19,284	125	0.7	20,831	158	0.8	21,463	229	1.1

Total	743,821	24,705	3.3	806,214	28,591	3.6	860,368	31,967	3.7
Non-interest earning assets	37,305			38,222			44,403
Derivatives assets	50,978			70,901			53,350

Total assets(1)	832,104			915,337			958,121

Percentage of assets applicable to foreign operations		62.5%			60.8%			65.9%

Interest income on derivatives		26,871			31,617			33,132
other		929			1,089			1,082

Total interest income		52,505			61,297			66,181

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2013			2012			2011
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	4,450	39	0.9	18,252	166	0.9	33,135	415	1.3
foreign	10,017	356	3.6	13,144	391	3.0	16,306	399	2.5
Demand deposits(5)
domestic	42,236	141	0.3	42,190	168	0.4	42,599	211	0.5
foreign	49,390	131	0.3	46,396	157	0.3	54,417	372	0.7
Time deposits(5)
domestic	30,418	129	0.4	29,623	325	1.1	25,658	306	1.2
foreign	20,866	267	1.3	20,381	365	1.8	21,899	440	2.0
Savings deposits(5)
domestic	87,418	1,457	1.7	79,677	1,834	2.3	74,044	1,594	2.2
foreign	233,016	4,157	1.8	248,637	5,686	2.3	283,367	5,761	2.0
Short term debt
domestic	19,167	73	0.4	34,470	260	0.8	29,200	285	1.0
foreign	22,055	253	1.1	29,801	465	1.6	33,600	629	1.9
Long term debt
domestic	78,864	2,530	3.2	73,306	2,432	3.3	59,603	2,236	3.8
foreign	18,938	740	3.9	27,840	1,150	4.1	27,093	1,174	4.3
Subordinated liabilities
domestic	16,099	706	4.4	17,069	746	4.4	19,628	870	4.4
foreign	610	33	5.5	904	40	4.4	971	50	5.2
Other interest-bearing
liabilities
domestic	20,844	27	0.1	33,909	115	0.3	46,047	454	1.0
foreign	47,567	368	0.8	49,830	515	1.0	51,753	653	1.3

Total	701,955	11,407	1.6	765,429	14,815	1.9	819,320	15,849	1.9
Non-interest bearing liabilities	42,603			42,101			49,118
Derivatives liabilities	54,694			75,343			58,447

Total Liabilities	799,252			882,873			926,885
Group Capital	32,852			32,464			31,236

Total liabilities and capital	832,104			915,337			958,121

Percentage of liabilities applicable to foreign operations		60.3%			58.8%			61.5%
Other interest expense:
interest expenses on derivatives		28,122			33,117			35,359
other		1,188			1,397			1,516

Total interest expense		40,717			49,329			52,724

Total net interest result		11,788			11,968			13,457

(5)	These captions do not include deposits from banks.

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

	2013 over 2012 Increase (decrease) due to changes in			2012 over 2011 Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	1	-53	-52	3	-133	-130
foreign	48	-136	-88	-98	-153	-251
Loans and advances
domestic	-606	-270	-876	695	-738	-43
foreign	-1,194	-959	-2,153	-1,459	289	-1,170
Interest-earning securities
Domestic	123	-104	19	-198	-82	-280
foreign	-309	-327	-636	-1,073	-158	-1,231
Other interest-earning assets
domestic	-73	6	-67	191	-391	-200
foreign	-12	-21	-33	-7	-64	-71
Interest income
domestic	-555	-421	-976	691	-1,344	-653
foreign	-1,467	-1,443	-2,910	-2,637	-86	-2,723

Total	-2,022	-1,864	-3,886	-1,946	-1,430	-3,376

Other interest income			-4,906			-1,508

Total interest income			-8,792			-4,884

The following table shows the interest spread and net interest margin for the past two years.

	2013	2012
	Average rate %	Average rate %
Interest spread
Domestic	1.6	1.5
Foreign	1.7	1.7
Total	1.7	1.6

Net interest margin
Domestic	1.6	1.5
Foreign	1.9	1.8
Total	1.8	1.7

	2013 over 2012 Increase (decrease) due to changes in			2012 over 2011 Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	-125	-2	-127	-186	-63	-249
foreign	-93	58	-35	-77	69	-8
Demand deposits
domestic		-27	-27	-2	-41	-43
foreign	10	-36	-26	-55	-160	-215
Time deposits
domestic	9	-205	-196	47	-28	19
foreign	9	-107	-98	-31	-44	-75
Savings deposits
domestic	178	-555	-377	121	119	240
foreign	-357	-1,172	-1,529	-706	631	-75
Short term debt
domestic	-116	-71	-187	51	-76	-25
foreign	-121	-91	-212	-71	-93	-164
Long term debt
domestic	184	-86	98	514	-318	196
foreign	-368	-42	-410	32	-56	-24
Subordinated liabilities
domestic	-42	2	-40	-113	-11	-124
foreign	-13	6	-7	-3	-7	-10
Other interest-bearing liabilities
domestic	-44	-44	-88	-120	-219	-339
foreign	-23	-124	-147	-24	-114	-138
Interest expense
domestic	44	-988	-944	312	-637	-325
foreign	-956	-1,508	-2,464	-935	226	-709

Total	-912	-2,496	-3,408	-623	-411	1,034

Other interest expense			-5,204			-2,361

Total interest expense			-8,612			-3,395

Net interest
domestic	-599	567	-32	379	-707	-328
Foreign	-511	65	-446	-1,702	-312	-2,014

Net interest	-1,110	632	-478	-1,323	-1,019	-2,342

Other net interest result			298			853

Net interest result			-180			-1,489

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2013	2012	2011
	(EUR millions)
Debt securities available for sale
Dutch government	11,465	8,285	6,552
German government	11,240	10,889	10,423
Central banks	910	808	2,088
Belgian government	10,003	10,170	10,438
Other governments	19,919	18,660	19,593
Corporate debt securities
Banks and financial institutions	19,160	20,649	19,641
Other corporate debt securities	1,576	900	1,075
U.S. Treasury and other U.S. Government agencies	3	3	249
Other debt securities	962	1,281	2,410

Total debt securities available for sale	75,238	71,645	72,469

Debt securities held to maturity
Dutch government
German government		100	531
Other governments	50	230	350
Banks and financial institutions	2,693	5,859	7,630
Other corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	355	356	357

Total debt securities held to maturity	3,098	6,545	8,868

Shares and convertible debentures	1,645	2,634	2,466
Land and buildings (1)	1,251	1,410	1,678

Total	81,232	82,234	85,481

(1)	Including commuted ground rents

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

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities available for sale
Dutch government	3,860		1,557		6,048
German government	1,691		4,507		4,519
Belgian government	1,568		4,879		3,286
Central banks	910
Other governments	2,905		9,113		6,007
Banks and financial institutions	4,363		10,381		4,108
Corporate debt securities	142		829		605
U.S. Treasury and other U.S. Government agencies			1		1
Other debt securities	104		95		77

Total debt securities available for sale	15,543	2.2	31,362	3.0	24,651	2.9

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities available for sale
Dutch government			11,465
German government	523		11,240
Belgian government	270		10,003
Central banks			910
Other governments	1,894		19,919
Banks and financial institutions	308		19,160
Corporate debt securities			1,576
U.S. Treasury and other U.S. Government agencies	1		3
Other debt securities	686		962

Total debt securities available for sale	3,682	4.4	75,238

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

The average yield on available for sale investments is based on amortised cost.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities held to maturity
Dutch government
German government
Belgian government
Central banks
Other governments	50
Banks and financial institutions	953		1,639		101
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	127				95

Total debt securities held to maturity	1,130	2.4	1,639	3.0	196	2.5

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities held to maturity
Dutch government
German government
Belgian government
Central banks
Other governments			50
Banks and financial institutions			2,693
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	133		355

Total debt securities held to maturity	133	-2.0	3,098

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2013, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2013
	Book value	Market value
	(EUR millions)
Dutch government	11,465	11,465
German government	11,240	11,240
Belgium government	10,003	10,003

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 6 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2013	2012
	(EUR millions)
Loans past due 90 days	12,855	10,101
Other impaired loans	3,066	3,155

Total impaired loans (loans with a loan loss provision)	15,921	13,256
Potential problem loans	8,455	10,451

Total Impaired loans and potential problem loans	24,376	23,707
Loans neither impaired nor potential problem loans	529,046	555,672

Total	553,422	579,379

This amount is presented in the balance sheet as:
Amounts due from Banks	40,922	37,302
Loans and advances to customers	512,500	542,077

Total	553,422	579,379

Loan loss provisions included in:
Amounts due from Banks	19	28
Loans and advances to customers	6,135	5,477

Total loan loss provisions	6,154	5,505

Loans and advances by customer type:	2013	2012
Loans secured by public authorities	44,251	50,774
Loans secured by mortgages	287,238	305,963
Loans guaranteed by credit institutions	4,142	6,163
Personal lending	26,761	24,598
Asset backed securities excluding MBS	6,336	7,044
Corporate loans	143,772	147,535

Total	512,500	542,077

Loan loss provisions by customer type:	2013	2012
Loans secured by public authorities	2	2
Loans secured by mortgages	1,896	1,588
Loans guaranteed by credit institutions	21	30
Personal lending	811	794
Mortgage backed securities (MBS)		0
Asset backed securities excluding MBS	142	76
Corporate loans	3,282	3,015

Total	6,154	5,505

Increase in Loan loss provisions by customer type:	2013	2012
	(EUR millions)
Loans secured by public authorities		-1
Loans secured by mortgages	308	373
Loans guaranteed by credit institutions	-9	21
Personal lending	17	78
Mortgage backed securities (MBS)		0
Asset backed securities excluding MBS	-76	74
Corporate loans	409	10

Total	649	555

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	2,289	2,125
Write-offs and other	-1,640	-1,570

Total	649	555

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2013	2012	2011	2010	2009
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	29,132	35,857	29,281	28,671	28,149
Loans secured by mortgages	139,475	153,594	162,735	157,671	156,319
Loans to or guaranteed by credit institutions	11,686	14,641	14,130	14,704	9,569
Other private lending	4,857	5,048	5,012	5,125	4,972
Mortgage backed securities (MBS)		0	0	0	0
Asset backed securities excluding MBS		0	0	0	0
Other corporate lending	43,907	42,891	50,603	53,784	52,888

Total domestic offices	229,057	252,031	261,761	259,955	251,897

By foreign offices:
Loans guaranteed by public authorities	15,119	14,917	25,867	27,282	22,933
Loans secured by mortgages	147,763	152,369	160,404	172,802	147,484
Loans to or guaranteed by credit institutions	33,378	28,824	37,817	43,016	36,869
Other private lending	21,904	19,550	19,389	16,618	14,988
Asset backed securities excluding MBS	6,336	7,044	13,328	18,605	21,831
Other corporate lending	99,865	104,644	103,706	100,724	99,104

Total foreign offices	324,365	327,348	360,511	379,047	343,209

Total gross loans and advances to banks and customers	553,422	579,379	622,272	639,002	595,106

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of 31 December 2013.

	1 year or less	1 year to 5 years	After 5 years	Total
		(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	3,386	1,177	24,569	29,132
Loans secured by mortgages	8,112	19,138	112,225	139,475
Loans guaranteed by credit institutions	8,675	2,763	248	11,686
Other private lending	2,621	669	1,567	4,857
Asset backed securities excluding MBS
Other corporate lending	25,655	12,065	6,187	43,907

Total domestic offices	48,449	35,812	144,796	229,057

By foreign offices:
Loans guaranteed by public authorities	7,038	4,890	3,191	15,119
Loans secured by mortgages	12,332	41,386	94,045	147,763
Loans guaranteed by credit institutions	29,293	3,582	503	33,378
Other private lending	10,375	7,687	3,842	21,904
Asset backed securities excluding MBS	496	992	4,848	6,336
Other corporate lending	44,749	33,597	21,519	99,865

Total foreign offices	104,283	92,134	127,948	324,365

Total gross loans and advances to banks and customers	152,732	127,946	272,744	553,422

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2013.

	1 year or less	Over 1 year	Total
	(EUR millions)
Non-interest earning	3,258	1,795	5,053
Fixed interest rate	83,765	127,696	211,461
Semi-fixed interest rate(1)	5,619	154,318	159,937
Variable interest rate	60,090	116,881	176,971

Total	152,732	400,690	553,422

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2013:

Total outstanding
Private Individuals	41.6%

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

As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2013	2012	2011	2010	2009
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	8,088	6,367	5,292	5,758	3,865
Foreign	4,767	3,734	3,531	4,705	4,793

Total loans past due 90 days and still accruing interest	12,855	10,101	8,823	10,463	8,658

As of 31 December 2013, EUR 12,853 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 16,140 million as of 31 December 2013.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of 31 December 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2013	2012	2011	2010	2009
	(EUR millions)
Troubled debt restructurings:
Domestic	813	781	276	366	782
Foreign	742	476	743	2,165	1,271

Total troubled debt restructurings	1,555	1,257	1,019	2,531	2,053

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2013 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2013.

	Year ended 31 December 2013
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognised under the original contractual terms	1	16	17
Interest income recognised in the profit and loss account	0	23	23

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 8,455 million as of 31 December 2013. Of this total, EUR 4,600 million relates to domestic loans and EUR 3,855 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

Cross-border outstandings

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets that are denominated in euro or other non-local currency. To the extent that material local currency outstandings are not hedged or are not funded by local currency borrowings, such amounts are included in cross-border outstandings. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2013, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2013, 2012 and 2011 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended 31 December 2013
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	44	22,158	2,109	752	25,063	4,072
United States	150	5,910	5,469	4,426	15,954	9,706
France	5,106	12,091	2,620	643	20,460	6,773
Germany	5,900	2,062	1,868	3,502	13,332	7,290

	Year ended 31 December 2012
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	6,160	9,522	15,946	715	32,343	3,817
United States	5	3,361	5,581	4,808	13,756	10,853
France	5,197	7,842	2,933	886	16,858	2,733
Germany	7,580	2,261	2,453	3,244	15,838	6,724

	Year ended 31 December 2011
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	683	11,800	12,950	900	26,333	3,803
United States	271	4,416	6,270	4,067	15,024	11,654
France	7,327	9,152	2,697	1,223	20,399	4,457
Germany	7,642	3,028	3,668	3,164	17,502	7,017

As of 31 December 2013 Belgium, China, Switzerland, Turkey, Russia and Luxembourg have cross-border outstandings between 0.50% and 0.75% of total assets and Italy and Spain both had cross-border outstandings between 0.40% and 0.50%. In 2012 Belgium, Spain and Italy have cross-border outstandings between 0.40% and 0.75% of total assets.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

IFRS-IASB	Calendar period
	2013	2012	2011	2010	2009
	(EUR millions)
Balance on 1 January	5,505	4,950	5,195	4,399	2,611
Change in the composition of the Group	-20	-13	-3		-3
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	-301	-144	-129	-86	-79
Loans to or guaranteed by credit institutions	-5	-5	-14	-30	-55
Other private lending	-34	-47	-56	-65	-140
Other corporate lending	-569	-601	-343	-277	-229
Foreign:
Loans guaranteed by public authorities		-18	-6	-8	-12
Loans secured by mortgages	-54	-64	-50	-56	-5
Loans to or guaranteed by credit institutions	-3		-3	-5	-1
Other private lending	-167	-133	-452	-404	-259
Other corporate lending	-476	-670	-251	-235	-437

Total charge-offs	-1,609	-1,682	-1,304	-1,166	-1,217
Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	34	35	36	23	2
Loans to or guaranteed by credit institutions
Other private lending	7	12	11	29	101
Other corporate lending	22	37	28	9	4
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	4	1	1	1
Loans to or guaranteed by credit institutions				3
Other private lending	31	30	29	29	24
Other corporate lending	18	27	7	11	17

Total recoveries	116	142	112	105	148

Net charge-offs	-1,493	-1,540	-1,192	-1,061	-1,069
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	2,162	2,108	950	1,857	2,860

Balance on 31 December	6,154	5,505	4,950	5,195	4,399

Ratio of net charge-offs to average loans and advances to banks and customers	0.26%	0.25%	0.19%	0.17%	0.17%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2013		2012		2011		2010		2009
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		5.26	0	6.20	1	4.68	0	4.47		4.72
Loans secured by mortgages	1,265	25.20	878	26.55	503	26.91	416	25.24	290	27.54
Loans to or guaranteed by credit institutions		2.11	0	2.94	4	2.25	17	2.29		1.61
Other private lending	139	0.88	144	0.87	119	0.80	131	0.80	254	0.83
Other corporate lending	1,566	7.93	1,423	7.62	1,375	7.75	1,385	8.13	917	7.70

Total domestic	2,970	41.39	2,445	44.18	2,002	42.39	1,949	40.93	1,461	42.4
Foreign:
Loans guaranteed by public authorities	2	2.73	2	2.57	2	4.13	3	4.25	3	3.85
Loans secured by mortgages	631	26.70	710	26.28	712	25.63	1,183	26.93	1,066	23.90
Loans to or guaranteed by credit institutions	21	6.03	30	4.56	5	6.05	6	6.7	47	6.78
Other private lending	672	3.96	650	3.37	596	3.10	536	2.59	436	2.52
Mortgage backed securities	142	1.14	76	1.22	2	2.13	0	2.37	15	2.99
Other corporate lending	1,716	18.05	1,592	17.82	1,631	16.57	1,518	16.23	1,371	17.56

Total foreign	3,184	58.61	3,060	55.82	2,948	57.61	3,246	59.07	2,938	57.60

Total	6,154	100.00	5,505	100.00	4,950	100.00	5,195	100.00	4,399	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) decreased by 5.3% to EUR 499,873 million in 2013, compared to 2012 (EUR 527,740). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 21% of the category ‘Debt securities’ (27% at the end of 2012). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2013		2012		2011
	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %
Deposits by banks
In domestic offices:
Demand —non-interest bearing	2,064		1,637		2,502
—interest bearing	583	1.4	2,367	0.9	5,930	1.0
Time	4,435	0.9	18,059	0.9	33,158	1.2
Other	3,850	0.9	8,556	2.8	10,546	1.9

Total domestic offices	10,932		30,619		52,136
In foreign offices:
Demand —non-interest bearing	1,235		1,849		1,561
—interest bearing	4,951	1.4	6,034	1.2	5,851	1.6
Time	9,800	3.6	12,667	3.0	15,662	2.4
Other	7,347	1.1	11,559	1.3	9,981	1.6

Total foreign offices	23,333		32,109		33,055

Total deposits by banks	34,265		62,728		85,191

Customer accounts
In domestic offices:
Demand —non-interest bearing	777		922		782
—interest bearing	44,406	0.3	45,226	0.4	47,157	0.5
Savings	87,370	1.3	79,612	2.3	73,964	2.2
Time	30,415	1.4	29,619	1.1	25,628	1.2
Other	1,483	3.6	3,032	1.0	6,545	0.9

Total domestic offices	164,451		158,411		154,076
In foreign offices:
Demand —non-interest bearing	5,976		6,865		6,422
—interest bearing	53,455	0.4	48,118	0.5	50,197	0.9
Savings	230,175	1.8	256,425	2.5	257,262	2.2
Time	20,407	1.5	20,102	1.8	21,716	2.0
Other	1,196	2.0	7,066	2.6	5,715	3.6

Total foreign offices	311,209		338,576		341,312

Total customer accounts	475,660		496,987		495,388

Debt securities
In domestic offices:
Debentures	76,418	2.7	68,554	3.1	53,963	3.1
Certificates of deposit	15,671	0.4	26,819	0.7	23,915	0.9
Other	3,239	0.4	7,676	0.8	5,320	1.4

Total domestic offices	95,328		103,049		83,198
In foreign offices:
Debentures	9,119	4.5	11,758	4.9	10,676	5.4
Certificates of deposit	10,637	1.9	13,885	2.4	17,195	2.5
Other	11,709	1.7	20,575	1.4	21,248	1.2

Total foreign offices	31,465		46,218		49,119

Total debt securities	126,793		149,267		132,317

For the years ended 31 December 2013, 2012 and 2011 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 42,463 million EUR 31,728 million and EUR 46,778 million, respectively.

On 31 December 2013, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	8,184	62.0	27,263	83.4
6 months or less but over 3 months	2,055	15.6	3,927	12.0
12 months or less but over 6 months	2,967	22.4	1,203	3.7
Over 12 months		___	290	0.9

Total	13,206	100.0	32,683	100.0

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2013.

(EUR millions)
Time certificates of deposit	7,236
Other time deposits	42,423

Total	49,659

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2013	2012	2011
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	13,405	14,323	21,967
Monthly average balance outstanding during the year	13,350	23,150	21,908
Maximum balance outstanding at any period end during the year	17,022	27,715	22,921
Weighted average interest rate during the year	0.52%	0.82%	1.25%
Weighted average interest rate on balance at the end of the year	0.52%	1.32%	1.24%

Securities sold under repurchase agreements:
Balance at the end of the year	36,212	26,573	54,886
Monthly average balance outstanding during the year	45,600	55,365	59,865
Maximum balance outstanding at any period end during the year	56,758	72,901	79,547
Weighted average interest rate during the year	0.47%	0.72%	1.30%
Weighted average interest rate on balance at the end of the year	0.59%	1.50%	1.38%

Index to the consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		F – 2

CONSOLIDATED BALANCE SHEET		F – 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT		F – 4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		F – 6

CONSOLIDATED STATEMENT OF CASH FLOWS		F – 7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		F – 9

ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS		F – 11

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS		F – 34

RISK MANAGEMENT		F –151

CAPITAL MANAGEMENT		F – 248

SUPPLEMENTAL INFORMATION		F – 258

GLOSSARY		F – 267

SCHEDULE I:	SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F – 275

SCHEDULE III:	SUPPLEMENTARY INSURANCE INFORMATION	F – 276

SCHEDULE IV:	REINSURANCE	F – 277

SCHEDULE VI:	SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F –278

F-1	ING Group Annual Report on Form 20-F 2013

Report of independent registered

public accounting firm

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of 31 December 2013 and 2012, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2013. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. as at 31 December 2013 and 2012, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 framework) and our report dated 17 March 2014 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

17 March 2014

Ernst & Young Accountants LLP

ING Group Annual Report on Form 20-F 2013	F-2

Consolidated balance sheet of ING Group

as at 31 December

amounts in millions of euros	2013	2012	2011
ASSETS
Cash and balances with central banks 2	13,316	17,657	31,194
Amounts due from banks 3	43,012	39,053	45,323
Financial assets at fair value through profit and loss 4
– trading assets	114,247	114,895	123,688
– investments for risk of policyholders	39,589	98,765	116,438
– non-trading derivatives	8,546	13,951	17,159
– designated as at fair value through profit and loss	2,790	4,760	5,437
Investments 5
– available-for-sale	137,897	193,584	208,539
– held-to-maturity	3,098	6,545	8,868
Loans and advances to customers 6	526,965	556,900	596,877
Reinsurance contracts 18	252	5,290	5,870
Investments in associates 7	2,006	2,406	2,370
Real estate investments 8	810	904	1,670
Property and equipment 9	2,446	2,674	2,886
Intangible assets 10	1,841	2,639	3,558
Deferred acquisition costs 11	1,353	4,549	10,204
Assets held for sale 12	156,885	66,946	62,483
Other assets 13	21,549	26,423	31,675

Total assets	1,076,602	1,157,941	1,274,239
EQUITY 14
Shareholders’ equity (parent)	42,440	46,931	42,827
Non-voting equity securities	1,500	2,250	3,000

	43,940	49,181	45,827
Minority interests	5,913	1,643	777

Total equity	49,853	50,824	46,604
LIABILITIES
Subordinated loans 15	6,889	8,786	8,858
Debt securities in issue 16	127,727	143,436	139,861
Other borrowed funds 17	13,706	16,723	19,684
Insurance and investment contracts 18	111,551	229,950	278,833
Amounts due to banks 19	27,257	38,704	72,233
Customer deposits and other funds on deposit 20	474,320	455,003	467,547
Financial liabilities at fair value through profit and loss 21
– trading liabilities	73,491	83,652	107,682
– non-trading derivatives	11,155	18,752	22,165
– designated as at fair value through profit and loss	13,855	13,399	13,021
Liabilities held for sale 12	146,402	67,811	64,265
Other liabilities 22	20,396	30,901	33,486

Total liabilities	1,026,749	1,107,117	1,227,635
Total equity and liabilities	1,076,602	1,157,941	1,274,239

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

The comparison of the balance sheets is impacted by the classification as held for sale of ING U.S. (as of 2013) and the insurance and investment management businesses in Asia (as of 2012) and the classification to continuing operations of ING Group’s business in Japan (as of 2013) as disclosed in the section ‘Other significant changes in 2013’ on page F-14.

References relate to the notes starting on page F-11. These form an integral part of the consolidated annual accounts.

F-3	ING Group Annual Report on Form 20-F 2013

Consolidated profit and loss account of ING Group

for the years ended 31 December

amounts in millions of euros	2013	2013	2012	2012	2011	2011
Continuing operations
Interest income banking operations	51,394		60,003		64,649
Interest expense banking operations	–39,693		–48,119		–51,200

Interest result banking operations 23		11,701		11,884		13,449
Gross premium income 24		9,530		10,706		11,292
Investment income 25		3,918		4,260		2,575
Result on disposals of group companies 26		–18		1,604		801
Gross commission income	4,234		3,941		4,763
Commission expense	–1,369		–1,258		–1,630

Commission income 27		2,865		2,683		3,133
Valuation results on non-trading derivatives 28		–881		–4,411		–137
Net trading income 29		670		1,662		210
Share of result from associates 7		114		54		216
Other income 30		208		–398		1,225

Total income		28,107		28,044		32,764
Gross underwriting expenditure	13,585		15,867		13,444
Investment result for risk of policyholders	–4,930		–5,517		–206
Reinsurance recoveries	–70		–72		–79

Underwriting expenditure 31		8,585		10,278		13,159
Addition to loan loss provisions 6		2,289		2,125		1,670
Intangible amortisation and other impairments 32		146		272		362
Staff expenses 33		6,101		5,738		6,624
Other interest expenses 34		461		464		380
Other operating expenses 35		4,612		5,949		5,493

Total expenses		22,194		24,826		27,688

Result before tax from continuing operations		5,913		3,218		5,076
Taxation 45		1,474		780		1,050

Net result from continuing operations		4,439		2,438		4,026
Discontinued operations 36
Net result from discontinued operations		428		891		–180
Net result from classification as discontinued operations		–42		–394
Net result from disposal of discontinued operations		17		752		995

Total net result from discontinued operations		403		1,249		815

Net result from continuing and discontinued operations (before minority interests)		4,842		3,687		4,841

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

References relate to the notes starting on page F-11. These form an integral part of the consolidated annual accounts.

ING Group Annual Report on Form 20-F 2013	F-4

Consolidated profit and loss account of ING Group continued

for the years ended 31 December

amounts in millions of euros	2013	2012	2011
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent	4,577	3,526	4,754
Minority interests	265	161	87

	4,842	3,687	4,841
Net result from continuing operations attributable to:
Equityholders of the parent	4,343	2,335	3,944
Minority interests	96	103	82

	4,439	2,438	4,026
Net result from discontinued operations attributable to:
Equityholders of the parent	234	1,191	810
Minority interests	169	58	5

	403	1,249	815

amounts in euros	2013	2012	2011
Earnings per share 37
Basic earnings per ordinary share	1.06	0.76	0.85
Diluted earnings per ordinary share	1.06	0.76	0.85
Earnings per share from continuing operations 37
Basic earnings per ordinary share from continuing operations	1.00	0.45	0.64
Diluted earnings per ordinary share from continuing operations	1.00	0.45	0.64
Earnings per share from discontinued operations 37
Basic earnings per ordinary share from discontinued operations	0.06	0.31	0.21
Diluted earnings per ordinary share from discontinued operations	0.06	0.31	0.21
Dividend per ordinary share 38	0.00	0.00	0.00

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

References relate to the notes starting on page F-11. These form an integral part of the consolidated annual accounts.

F-5	ING Group Annual Report on Form 20-F 2013

Consolidated statement of

comprehensive income of ING Group

for the years ended 31 December

amounts in millions of euros	2013	2012	2011
Net result from continuing and discontinued operations	4,842	3,687	4,841
Items that will not be reclassified to the profit and loss account:
Remeasurement of the net defined benefit asset/liability 44	–942	–3,221	1,100
Unrealised revaluations property in own use	–7	–22	–12
Items that may be reclassified subsequently to the profit and loss account:
Unrealised revaluations available-for-sale investments and other	–4,824	6,941	831
Realised gains/losses transferred to the profit and loss account	–79	–840	723
Changes in cash flow hedge reserve	–827	737	1,124
Transfer to insurance liabilities/DAC	1,944	–2,181	–2,004
Share of other comprehensive income of associates	6	29	319
Exchange rate differences and other	–2,094	–670	–158

Total comprehensive income	–1,981	4,460	6,764
Comprehensive income attributable to:
Equityholders of the parent	–2,009	4,217	6,681
Minority interests	28	243	83

	–1,981	4,460	6,764

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

Reference is made to Note 45 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

ING Group Annual Report on Form 20-F 2013	F-6

Consolidated statement of cash flows of ING Group

for the years ended 31 December

amounts in millions of euros		2013	2012	2011
Result before tax (1)		6,289	4,559	5,891
Adjusted for:	– depreciation	765	777	1,514
	– deferred acquisition costs and value of business acquired	1,282	–484	277
	– change in provisions for insurance and investment contracts	–8,503	–3,174	4,239
	– addition to loan loss provisions	2,289	2,125	1,670
	– other	3,345	4,842	–1,523
Taxation paid		–1,656	–745	–1,353
Changes in:	– amounts due from banks, not available on demand	–9,400	5,272	7,188
	– trading assets	651	7,367	1,754
	– non-trading derivatives	–2,151	–1,779	1,988
	– other financial assets at fair value through profit and loss	1,899	–2,417	474
	– loans and advances to customers	4,284	1,387	–23,702
	– other assets	2,542	–596	–59
	– amounts due to banks, not payable on demand	–10,266	–26,459	–6,731
	– customer deposits and other funds on deposit	25,585	27,718	27,019
	– trading liabilities	–10,172	–24,031	–369
	– other financial liabilities at fair value through profit and loss	–3,429	–1,376	–207
	– other liabilities	–11,772	–2,246	–3,931

Net cash flow from operating activities		–8,418	–9,260	14,139
Investments and advances:	– associates	–68	–26	–140
	– available-for-sale investments	–132,318	–143,681	–223,544
	– real estate investments	–200	–60	–32
	– property and equipment	–388	–423	–499
	– assets subject to operating leases	–82		–1,188
	– investments for risk of policyholders	–56,008	–67,986	–57,130
	– other investments	–343	–369	–340
Disposals and redemptions:	– group companies	–4,638	–6,536	4,120
	– associates	462	92	383
	– available-for-sale investments	129,243	137,418	219,442
	– held-to-maturity investments	3,439	2,308	2,370
	– real estate investments	265	290	118
	– property and equipment	61	71	67
	– assets subject to operating leases			43
	– investments for risk of policyholders	65,528	72,201	61,898
	– loans	4,309	7,268	927
	– other investments	7	9	9

Net cash flow from investing activities 39		9,269	576	6,504
Repayments of subordinated loans		–1,470	–10	–2,356
Proceeds from borrowed funds and debt securities		156,663	332,492	428,381
Repayments of borrowed funds and debt securities		–164,738	–333,165	–429,997
Repayment of non-voting equity securities		–750	–750	–2,000
Repurchase premium (2)		–375	–375	–1,000
Payments to acquire treasury shares			–17
Sales of treasury shares		119	160	41
Proceeds of ING U.S. 14		1,848

Net cash flow from financing activities		–8,703	–1,665	–6,931

Net cash flow 40		–7,852	–10,349	13,712
Cash and cash equivalents at beginning of year		24,150	34,280	20,768
Effect of exchange rate changes on cash and cash equivalents		882	219	–200

Cash and cash equivalents at end of year 41		17,180	24,150	34,280

(1)	Result before tax includes results from continuing operations of EUR 5,971 million (2012: EUR 3,270 million; 2011: EUR 5,076 million) as well as results from discontinued operations of EUR 318 million (after tax EUR 345 million), for 2012 EUR 1,289 million (after tax EUR 1,197 million) and for 2011 EUR 815 million (after tax EUR 815 million).
(2)	2013 includes the repurchase premium paid on the repayment of EUR 750 million (2012: EUR 750 million; 2011: EUR 2,000 million) non-voting equity securities.

F-7	ING Group Annual Report on Form 20-F 2013

Consolidated statement of cash flows of ING Group continued

As at 31 December 2013 Cash and cash equivalents includes cash and balances with central banks of EUR 13,316 million (2012: EUR 17,657 million; 2011: EUR 31,194 million). Reference is made to Note 41 ‘Cash and Cash equivalents’.

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

References relate to the notes starting on page F-11. These form an integral part of the consolidated annual accounts.

ING Group Annual Report on Form 20-F 2013	F-8

Consolidated statement of changes

in equity of ING Group

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2011 (before change in accounting policy)	919	16,034	20,767	37,720	5,000	729	43,449
Effect of change in accounting policy			–739	–739			–739

Balance at 1 January 2011 (after change in accounting policy)	919	16,034	20,028	36,981	5,000	729	42,710
Remeasurement of the net defined benefit asset/liability			1,100	1,100			1,100
Unrealised revaluations property in own use			–12	–12			–12
Unrealised revaluations available-for-sale investments and other			830	830		1	831
Realised gains/losses transferred to the profit and loss account			723	723			723
Changes in cash flow hedge reserve			1,124	1,124			1,124
Transfer to insurance liabilities/DAC			–2,004	–2,004			–2,004
Share of other comprehensive income of associates			319	319			319
Exchange rate differences and other			–153	–153		–5	–158

Total amount recognised directly in equity (other comprehensive income)			1,927	1,927		–4	1,923
Net result from continuing and discontinued operations			4,754	4,754		87	4,841

Total comprehensive income			6,681	6,681		83	6,764
Employee stock option and share plans			115	115			115
Repayment of non-voting equity securities					–2,000		–2,000
Repurchase premium			–1,000	–1,000			–1,000
Changes in the composition of the group and other						–1	–1
Dividend						–34	–34
Purchase/sale of treasury shares			50	50			50

Balance as at 31 December 2011	919	16,034	25,874	42,827	3,000	777	46,604
Remeasurement of the net defined benefit asset/liability 44			–3,221	–3,221			–3,221
Unrealised revaluations property in own use			–22	–22			–22
Unrealised revaluations available-for-sale investments and other			6,932	6,932		9	6,941
Realised gains/losses transferred to the profit and loss account			–840	–840			–840
Changes in cash flow hedge reserve			718	718		19	737
Transfer to insurance liabilities/DAC			–2,181	–2,181			–2,181
Share of other comprehensive income of associates			29	29			29
Exchange rate differences and other			–724	–724		54	–670

Total amount recognised directly in equity (other comprehensive income)			691	691		82	773
Net result from continuing and discontinued operations			3,526	3,526		161	3,687

Total comprehensive income			4,217	4,217		243	4,460
Employee stock option and share plans			7	7		1	8
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Changes in the composition of the group and other						628	628
Dividend						–6	–6
Purchase/sale of treasury shares			255	255			255

Balance as at 31 December 2012	919	16,034	29,978	46,931	2,250	1,643	50,824

F-9	ING Group Annual Report on Form 20-F 2013

Consolidated statement of changes in equity of ING Group continued

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2013	919	16,034	29,978	46,931	2,250	1,643	50,824
Remeasurement of the net defined benefit asset/liability 44			–905	–905		–37	–942
Unrealised revaluations property in own use			–7	–7			–7
Unrealised revaluations available-for-sale investments and other			–5,086	–5,086		262	–4,824
Realised gains/losses transferred to the profit and loss account			–114	–114		35	–79
Changes in cash flow hedge reserve			–812	–812		–15	–827
Transfer to insurance liabilities/DAC			2,200	2,200		–256	1,944
Share of other comprehensive income of associates			6	6			6
Exchange rate differences and other			–1,868	–1,868		–226	–2,094

Total amount recognised directly in equity (other comprehensive income)			–6,586	–6,586		–237	–6,823
Net result from continuing and discontinued operations			4,577	4,577		265	4,842

Total comprehensive income			–2,009	–2,009		28	–1,981
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Changes in the composition of the group and other			119	119		–112	7
Dividend						–13	–13
Impact of ING U.S. 14			–2,526	–2,526		4,348	1,822
Purchase/sale of treasury shares			378	378			378
Exercise of warrants and options	2	4	–84	–78		19	–59

Balance as at 31 December 2013	921	16,038	25,481	42,440	1,500	5,913	49,853

Changes in individual components are presented in Note 14 ‘Equity’.

Amounts for 2012 and 2011 have been restated to reflect the changes in accounting policies for defined benefit pension schemes as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

ING Group Annual Report on Form 20-F 2013	F-10

Notes to the consolidated financial statements

amounts in millions of euros, unless stated otherwise

2.1. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.1 ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP

NOTES TO THE ACCOUNTING POLICIES

AUTHORISATION OF ANNUAL ACCOUNTS

The consolidated annual accounts of ING Groep N.V. for the year ended 31 December 2013 were authorised for issue in accordance with a resolution of the Executive Board on 17 March 2014. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in the section ‘ING at a glance’ in section 1.

1 ACCOUNTING POLICIES

ING Group prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual report on Form 20-F. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.

IFRS-IASB provides several options in accounting policies. The key areas in which IFRS-IASB allows accounting policy choices, and the related ING accounting policy, are summarised as follows:

•	Under IFRS 4, an insurer may continue its existing pre-IFRS accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS. ING Group operates in many different countries and the accounting principles for insurance contracts follow local practice in these countries. ING’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the United States apply accounting standards generally accepted in the United States (US GAAP);

•	ING’s accounting policy for Real estate investments is fair value, with changes in fair value reflected immediately in the profit and loss account;

•	ING’s accounting policy for Property for own use is fair value, with changes in fair value reflected in the revaluation reserve in equity (‘Other comprehensive income’). A net negative revaluation on individual properties is reflected immediately in the profit and loss account; and

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

CHANGES IN ACCOUNTING POLICIES IN 2013

The following new and/or amended IFRS-IASB standards were implemented by ING Group in 2013:

•	Amendments to IAS 19 ‘Employee Benefits’;

•	Amendments to IAS 1 ‘Presentation of Financial Statements’;

•	Amendments to IFRS 7 ‘Financial instruments: Disclosures’; and

•	IFRS 13 ‘Fair Value Measurement’;

•	IFRS 10 ‘Consolidated Financial Statements’;

•	IFRS 11 ‘Joint Arrangements’ and amendments to IAS 28 ‘Investments in Associates and Joint Ventures’; and

•	IFRS 12 ‘Disclosure of Interests in Other Entities’.

Amendments to IAS 19 ‘Employee Benefits’

The most significant change of the revised IAS 19 ‘Employee Benefits’ relates to the accounting for defined benefit pension obligations and the corresponding plan assets. The amendments require immediate recognition in Other comprehensive income (i.e. in equity) of changes in the defined benefit obligation and in the fair value of plan assets due to actuarial gains and losses. The deferral of actuarial gains and losses through the ‘corridor approach’, which was applied under the previous version of IAS 19 until the end of 2012, is no longer allowed. As a related consequence, deferred actuarial gains and losses are no longer released to the profit and loss account upon curtailment. Furthermore, the amendments require the return on plan assets to be determined using a high-quality corporate bond rate, equal to the discount rate of the defined benefit obligation; until 2012 management’s best estimate was applied. The amendments also introduce a number of other changes and extended disclosure requirements. The implementation of the amendments to IAS 19 resulted in the recognition of accumulated actuarial gains and losses in equity as at 1 January 2013; more information is provided in Note 44 ‘Pension and other post-employment benefits’. As a result, Shareholders’ equity decreased with EUR 2.6 billion after tax (EUR 3.5 billion before tax) on 1 January 2013. The recognition of actuarial gains and losses in equity will create volatility in equity going forward. The changes in IAS 19 are implemented retrospectively; as a result, comparative figures for previous years have been restated and are presented as if the new requirements were always applied. The impact of changes in IAS 19 is included in the table below.

F-11	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments to IAS 1 ‘Presentation of Financial Statements’ resulted in changes to the presentation in the Consolidated Statement of Other Comprehensive income, including a split of Other comprehensive income into items that may be recognised in the profit and loss account in future periods and items that will never be recognised in the profit and loss account. There is no impact on Shareholders’ equity, Net result and/or Other comprehensive income.

Amendments to IFRS 7 ‘Financial instruments: Disclosures’

The amendments to IFRS 7 ‘Financial instruments: Disclosures’ introduced additional disclosures on offsetting (netting) of financial instruments in the balance sheet and on the potential effect of netting arrangements. There is no impact on Shareholders’ equity, Net result and/or Other comprehensive income. Reference is made to Note 52 ‘Offsetting financial assets and liabilities’.

IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair Value Measurement’ brings together in one standard all guidance on how to determine fair value. It does not change the scope of assets/liabilities that are measured at fair value. ING Group’s interpretation of fair value measurement is not significantly different from the guidance in IFRS 13. Therefore, the implementation of IFRS 13 ‘Fair Value Measurement’ at 1 January 2013 did not have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income. In addition, IFRS 13 introduces an extended scope for the disclosure of the fair value hierarchy by level of fair value for non-financial assets and liabilities. Reference is made to Note 46 ‘Fair value of assets and liabilities’.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ introduces amendments to the criteria for consolidation. Similar to the requirements that were applicable until the end of 2013, all entities controlled by ING Group are included in the consolidated annual accounts. However, IFRS 10 redefines control as being exposed to variable returns and having the ability to affect those returns through power over the investee. The requirements in IFRS 10 are generally similar to the policies and interpretations that ING Group applied. The implementation of IFRS 10 has no impact on Shareholders’ equity, Net result and/or Other comprehensive income. The impact of IFRS 10 is included in the table below.

IFRS 11 ‘Joint Arrangements’ and amendments to IAS 28 ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ and the related amendments to IAS 28 ‘Investments in Associates and Joint Ventures’ eliminate the proportionate consolidation method for joint ventures that was applied by ING. Under the new requirements, all joint ventures will be reported using the equity method of accounting (similar to the accounting that is already applied for Investments in associates). The implementation of IFRS 11 has no impact on Shareholders’ equity, Net result and/or Other comprehensive income. The impact of IFRS 11 is included in the table below.

IFRS 12 ‘Disclosure of Interests in Other Entities’

IFRS 12 ‘Disclosure of Interests in Other Entities’ introduces extended disclosure requirements for subsidiaries, associates, joint ventures and structured entities. ING Group will implement the new requirements as of 2014. There is no impact on Shareholders’ equity, Net result and/or Other comprehensive income.

ING Group Annual Report on Form 20-F 2013	F-12

Notes to the consolidated financial statements continued

Changes in accounting policies in 2013: Impact on Total equity
	31 December 2012	31 December 2011	1 January 2011
Total Shareholders’ equity (before change in accounting policy)	49,511	42,452	37,720
IAS 19: Change in Other assets - net defined benefit asset	–3,032	758	-979
IAS 19: Change in Other liabilities - net defined benefit liability	–484	–352
IAS 19: Change in Liabilities held for sale	–7

IAS 19: Change in net defined benefit asset/liability before tax	–3,523	406	-979
IAS 19: Tax effect	943	–31	240

IAS 19: Shareholders’ equity (after change in accounting policy)	46,931	42,827	36,981
IFRS 10: Assets held for sale	1,350
IFRS 10: Liabilities held for sale	788
IFRS 10: Minority interest	562
IFRS 10 Impact on Shareholders’ equity	0
IFRS 11: Investment in associates	203
IFRS 11: Real estate investments	–384
IFRS 11: Other investments	–39
IFRS 11: Assets held for sale	–2,876
IFRS 11: Other liabilities	–220
IFRS 11: Liabilities held for sale	–2,876
IFRS 11 Impact on Shareholders’ equity	0
Total Shareholders’ equity (after change in accounting policy)	46,931	42,827	36,981

Changes in accounting policies in 2013: Impact on Net result
	2012	2011
Net result from continuing operations (before change in accounting policy)	2,171	4,011
Impact on staff expenses - Pension and other staff-related benefit costs	354	19
Tax effect	–87	–4
Discontinued operations after tax (after change in accounting policy)	1,249	815

Net result from continuing and discontinued operations (after change in accounting policy)	3,687	4,841

Changes in accounting policies in 2013: Impact on Other comprehensive income
	2012	2011
Total amount recognised directly in equity (before change in accounting policy)	3,995	824
Remeasurement of the net defined benefit asset/liability	–3,577	452
Tax effect	716	–91

Total amount recognised directly in equity (after change in accounting policy)	1,134	1,185

Changes in accounting policies in 2013: Impact on basic earnings per ordinary share
	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2012	2011	2012	2011	2012	2011
Basic earnings (before change in accounting policy)	2,617	3,219	3,796.1	3,783.1	0.69	0.85
Impact of change in accounting policy	319	15			0.08

Basic earnings (after change in accounting policy)	2,936	3,234	3,796.1	3,783.1	0.77	0.85

F-13	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in accounting policies in 2013: Impact on diluted earnings per ordinary share
	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2012	2011	2012	2011	2012	2011
Diluted earnings (before change in accounting policy)	2,617	3,219	3,796.1	3,783.1	0.69	0.85
Impact of change in accounting policy	319	15			0.08

Diluted earnings (after change in accounting policy)	2,936	3,234	3,796.1	3,783.1	0.77	0.85

IAS 19 was implemented retrospectively with restatement of comparative periods. The transition guidance for the adoption of IFRS 10, IFRS 11 and IFRS 12 provides a relief from full retrospective application whereby an entity need only make a retrospective adjustment for the annual period immediately preceding the date of initial application of these standards. Therefore, all information for 2011 is not adjusted for IFRS 10, IFRS 11 and IFRS 12 and is prepared on the same basis as in prior years.

The impact of changes in IAS 19 on 2013 is mainly related to the recognition of the Net defined benefit asset/liability remeasurement in Equity. As disclosed in Note 14 ‘Equity’ the amount of the Net defined benefit asset/liability remeasurement reserve was EUR –3,766 million at 31 December 2013 (31 December 2012: EUR –2,861 million). Without the changes in IAS 19, this negative reserve would not have been deducted from Equity.

As a result of the retrospective change in accounting policies set out above, the Consolidated balance sheet of ING Group includes an additional balance sheet as at 31 December 2011.

OTHER SIGNIFICANT CHANGES IN 2013

The comparison of balance sheet items between 31 December 2013 and 31 December 2012 is impacted by the Initial Public Offering (‘IPO’) and second tranche sale of ING U.S. Inc, ING’s U.S.-based retirement, investment and insurance business (‘ING U.S.’), the classification of ING U.S. as held for sale and discontinued operations, the classification to continuing operations of ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’), the divestment of companies as disclosed in Note 55 ‘Companies and businesses acquired and divested’ and by the held for sale classification as disclosed in Note 12 ‘Assets and liabilities held for sale’ and Note 36 ‘Discontinued operations’.

Changes in assets and liabilities due to the classification of ING U.S. as held for sale and discontinued operations, the classification to continuing operations of ING Japan and as a result of other disposal groups classification as held for sale are included in the notes in the line ‘Changes in the composition of the group and other changes’.

In February 2014, before the finalisation of the 2013 consolidated financial statements, ING Verzekeringen N.V. (ING Insurance) and ING Insurance Topholding N.V. legally merged. Through this merger, the legal entity ING Insurance ceased to exist. Subsequently, on 1 March 2014, the newly merged entity was renamed NN Group. The newly combined entity NN Group is in substance a continuation of ING Insurance.

ING U.S.

In May 2013, ING U.S. was successfully listed on the NYSE. As a result of the IPO, ING’s ownership interest in ING U.S. was reduced from 100% to 71.25%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in ING U.S. to approximately 57%. In light of ING’s intention to divest its remaining interest in ING U.S. over time ING U.S. is classified as held for sale and discontinued operations. Reference is made to Note 59 ‘Other events’.

ING Japan

After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that a standalone divestment of ING Life Japan, including its Corporate Owned Life Insurance (COLI) and Closed Block VA businesses, is not feasible in a manner that would appropriately meet the demands of regulators and other stakeholders in ING Group and ING Life Japan. Therefore, ING Life Japan will be included with ING’s European insurance and investment management businesses in the base case IPO of ING Insurance in 2014. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as held for sale and discontinued operations. Reference is made to Note 59 ‘Other events’.

Based on the above events, changes were made to the segment reporting as disclosed in Note 42 ‘Segments’.

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

ING Group Annual Report on Form 20-F 2013	F-14

Notes to the consolidated financial statements continued

UPCOMING CHANGES IN IFRS-IASB AFTER 2013

The following new or revised standards and interpretations will become effective for ING Group from 1 January 2014:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27);

•	Amendments to IAS 32 ‘Presentation - Offsetting Financial Assets and Financial Liabilities’;

•	Amendments to IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’;

•	IFRIC 21 ‘Levies’; and

•	Amendments to IAS 36 ‘Recoverable amount disclosures for non-financial assets’.

None of these will have a significant impact on ING.

IFRS 9 ‘Financial Instruments’ was originally issued in November 2009, reissued in October 2010, and then amended in November 2013. Further amendments are expected to be finalised in 2014. The current version of IFRS 9 does not include a mandatory effective date. An effective date will be added when all phases of the project are complete and a final version of IFRS 9 is issued. The mandatory effective date of IFRS 9 is expected to be 2018. IFRS 9 is also not yet endorsed by the EU. Implementation of IFRS 9, if and when finalised and endorsed by the EU, may have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

UPCOMING OTHER CHANGES IN ACCOUNTING POLICIES IN 2014

Accounting for GMDB in Japan Closed Block VA

ING Insurance has moved towards fair value accounting on the reserves for Guaranteed Minimum Death Benefits (GMDB) of the Japan Closed Block VA as of 1 January 2014. Reference is made to Note 60 ‘Subsequent events’.

RECONCILIATION BETWEEN IFRS-EU AND IFRS-IASB

The published 2013 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

In addition, IFRS-EU differs from IFRS-IASB in respect of IFRS 10, 11 and 12. These requirements, which are explained above, are effective under IFRS-IASB as of 2013. Under IFRS-EU, these are effective as of 2014.

Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU.

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity and net result under IFRS-IASB and IFRS-EU
	Shareholders’ equity			Net result
	2013	2012	2011	2013	2012	2011
In accordance with IFRS-IASB	42,440	46,931	42,827	4,842	3,687	4,841
Adjustment of the EU ‘IAS 39’ carve-out	4,698	6,504	5,648	-1,806	856	1,383
Tax effect of the adjustment	-1,197	–1,658	–1,437	461	-221	-356

Effect of adjustment after tax	3,501	4,846	4,211	-1,345	635	1,027
Adjustment IFRS 10/11/12	0	0	0	-58	-52	0
In accordance with IFRS-EU	45,941	51,777	47,038	3,439	4,270	5,868

F-15	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

CRITICAL ACCOUNTING POLICIES

ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions, deferred acquisition costs and value of business acquired, loan loss provisions, the determination of the fair values of real estate and financial assets and liabilities, impairments and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce significantly different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

Insurance provisions, Deferred Acquisition Costs (DAC) and Value of Business Acquired (VOBA)

The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, assumptions related to these items that could have a significant impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.

The use of different assumptions about these factors could have a significant effect on insurance provisions and underwriting expenditure. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

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

Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality morbidity trends and other factors. The use of different assumptions about these factors could have a significant effect on insurance provisions and underwriting expenditure.

The process of defining methodologies and assumptions for insurance provisions, DAC and VOBA is governed by NN Group risk management as described in the ‘Risk management’ section.

Reference is made to the ‘Risk management’ section for a sensitivity analysis of net result to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.

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

ING Group Annual Report on Form 20-F 2013	F-16

Notes to the consolidated financial statements continued

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

Reference is made to Note 46 ‘Fair value of assets and liabilities’ for more disclosure on fair values of real estate investments.

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

Fair values of financial assets and liabilities

Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices may be obtained from independent market vendors, brokers or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

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

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (CVA, DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties.

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

Reference is made to Note 46 ‘Fair value of assets and liabilities’ and the ‘Risk management’ section for the basis of the determination of the fair value of financial instruments and related sensitivities.

Impairments

Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a significant impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.

All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on a significant or

F-17	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

The net defined benefit asset/liability recognised in the balance sheet in respect of the defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.

The determination of the defined benefit obligation is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates (in particular based on market yields on high quality corporate bonds), rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs and consumer price index and are updated on a quarterly basis.

The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the net defined benefit asset/ liabilities and future pension costs. Reference is made to Note 44 ‘Pension and other post-employment benefits’ for the weighted averages of basic actuarial assumptions in connection with pension and other post-employment benefits.

PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS

Consolidation

ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), NN Group N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and all entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:

•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern such policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

A list of principal subsidiaries is included in Note 56 ‘Principal subsidiaries’.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

For interests in investment vehicles, the existence of control is determined taking into account both ING Group’s financial interests for own risk and its role as investment manager. Financial interests for risk of policyholders are not taken into account when the policyholders decide on the investment allocations of their insurance policies and assume all risks and benefits on these investments.

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

ING Group Annual Report on Form 20-F 2013	F-18

Notes to the consolidated financial statements continued

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

Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to their fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognised through a reduction of the carrying value of any goodwill related to the disposal group or the carrying value of certain other non-current non-financial assets to the extent that the carrying value of those assets exceeds their fair value. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognised upon classification as held for sale, but is recognised as part of the result on disposal if and when a divestment transaction occurs.

Classification into or out of held for sale does not result in restating comparative amounts in the balance sheet.

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

F-19	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 29 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the profit and loss account in Result on disposals of group companies. Reference is also made to Note 14 ‘Equity’, which discloses the amounts included in the profit and loss account.

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

Reference is made to Note 46 ‘Fair value of assets and liabilities’ for the basis of the determination of the fair value of financial instruments.

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

ING Group Annual Report on Form 20-F 2013	F-20

Notes to the consolidated financial statements continued

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

F-21	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Maximum credit risk exposure

The maximum credit risk exposure for items on the balance sheet is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 53 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

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

ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-IASB. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-IASB ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket.

ING Group Annual Report on Form 20-F 2013	F-22

Notes to the consolidated financial statements continued

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

Securities purchased under agreements to resell (‘reverse repos’) are recognised as Loans and advances to customers, Amounts due from banks, or Financial assets at fair value through profit and loss - Trading assets, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.

Impairments of loans and advances to customers (loan loss provisions)

ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

F-23	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as ‘forbearance’. In general, forbearance represents an impairment trigger under IFRS-IASB. In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of Loan loss provisioning as described below. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date.

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

ING Group Annual Report on Form 20-F 2013	F-24

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

ING Group owns a real estate portfolio, diversified by region, by investment segment (Office, Retail and Residential) and by investment type. The valuation of different investments is performed using different discount rates (‘yields’), dependent on specific characteristics of each property, including occupancy, quality of rent payments and specific local market circumstances. For ING’s direct properties in its main locations, the yields applied in the 2013 year-end valuation generally are in the range of 5% to 8%.

F-25	ING Group Annual Report on Form 20-F 2013

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

ING Group Annual Report on Form 20-F 2013	F-26

Notes to the consolidated financial statements continued

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

F-27	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

For other types of flexible life insurance contracts DAC is amortised over the lives of the policies in relation to the emergence of estimated gross profits. Amortisation is adjusted when estimates of current or future gross profits, to be realised from a group of products, are revised. The estimates and the assumptions are reassessed at the end of each reporting period. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher balance of DAC due to the catch-up of amortisation in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recognised in the profit and loss account of the period in which the unlocking occurs

DAC is evaluated for recoverability at issue. Subsequently it is tested on a regular basis together with the provision for life insurance liabilities and VOBA. The test for recoverability is described in the section ‘Insurance, Investment and Reinsurance Contracts’.

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

ING Group Annual Report on Form 20-F 2013	F-28

Notes to the consolidated financial statements continued

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

Insurance, investment and reinsurance contracts

Provisions for liabilities under insurance contracts are established in accordance with IFRS 4 ‘Insurance Contracts’. Under IFRS 4, an insurer may continue its existing pre-IFRS-IASB accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS-IASB. ING Group operates in many different countries and the accounting principles for insurance contracts follow local practice in these countries. ING’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the United States apply accounting standards generally accepted in the United States (US GAAP).

Changes in those local accounting standards (including Dutch GAAP and US GAAP) subsequent to the adoption of IFRS-IASB are considered for adoption on a case-by-case basis. If adopted, the impact thereof is accounted for as a change in accounting policy under IFRS-IASB.

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

Provision for life insurance

The Provision for life insurance is generally calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts. Specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices for specific product features in the local markets.

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

F-29	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

If, for any business unit, it is determined, using a best estimate (50%) confidence level, that a shortfall exists, and there are no offsetting amounts within other business units in the same segment (Business Line), the shortfall is recognised immediately in the profit and loss account.

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

Other liabilities

Defined benefit plans

The net defined benefit asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.

Plan assets are measured at fair value at the balance sheet date. For determining the pension expense, the return on plan assets is determined using a high quality corporate bond rate identical to the discount rate used in determining the defined benefit obligation.

Changes in plan assets that effect Shareholders’ equity and/or Net result, include mainly:

•	return on plan assets using a high quality corporate bond rate at the start of the reporting period which are recognised as staff costs in the profit and loss account; and

•	remeasurements which are recognised in Other comprehensive income (equity).

ING Group Annual Report on Form 20-F 2013	F-30

Notes to the consolidated financial statements continued

The defined benefit obligation is calculated by internal and external actuaries through actuarial models and calculations using the projected unit credit method. This method considers expected future payments required to settle the obligation resulting from employee service in the current and prior periods, discounted using a high quality corporate bond rate. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index and the expected level of indexation. The assumptions are based on available market data as well as management expectations and are updated regularly. The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan obligation and future pension costs.

Changes in the defined benefit obligation that effects Shareholders’ equity and/or Net result, include mainly:

•	service cost which are recognised as staff costs in the profit and loss account;

•	interest expenses using a high quality corporate bond rate at the start of the period which are recognised as staff costs in the profit and loss account; and

•	remeasurements which are recognised in Other comprehensive income (equity).

Remeasurements recognised in other comprehensive income are not recycled to profit and loss. Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment. Gains and losses on curtailments and settlements are recognised in the profit and loss account when the curtailment or settlement occurs.

The recognition of a net defined benefit asset in the consolidated balance sheet is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses in the profit and loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

Other provisions

A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is significant using a before tax discount rate. The determination of provisions is an inherently uncertain process involving estimates regarding amounts and timing of cash flows.

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

F-31	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

ING Group Annual Report on Form 20-F 2013	F-32

Notes to the consolidated financial statements continued

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

F-33	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2.1.2 NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS

ASSETS

2 CASH AND BALANCES WITH CENTRAL BANKS

Cash and balances with central banks
	2013	2012
Amounts held at central banks	10,625	13,847
Cash and bank balances	2,471	3,671
Short term deposits insurance operations	220	139

	13,316	17,657

Amounts held at central banks reflect on demand balances.

3 AMOUNTS DUE FROM BANKS

Amounts due from banks
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Loans and advances to banks	10,911	14,527	30,011	22,775	40,922	37,302
Cash advances, overdrafts and other balances	1,634	1,227	475	552	2,109	1,779

	12,545	15,754	30,486	23,327	43,031	39,081
Loan loss provisions			–19	–28	–19	–28

	12,545	15,754	30,467	23,299	43,012	39,053

Loans and advances to banks include balances (mainly short-term deposits) with central banks amounting to EUR 5,393 million (2012: EUR 1,057 million).

As at 31 December 2013, Amounts due from banks includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 5,137 million (2012: EUR 1,109 million) and receivables related to finance lease contracts amounting to EUR 73 million (2012: EUR 133 million).

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

As at 31 December 2013, the non-subordinated receivables amounts to EUR 43,011 million (2012: EUR 39,050 million) and the subordinated receivables amounts to EUR 1 million (2012: EUR 3 million).

No individual amount due from banks has terms and conditions that significantly affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

4 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets at fair value through profit and loss
	2013	2012
Trading assets	114,247	114,895
Investments for risk of policyholders	39,589	98,765
Non-trading derivatives	8,546	13,951
Designated as at fair value through profit and loss	2,790	4,760

	165,172	232,371

The change in Financial assets at fair value through profit and loss includes EUR –78,101 million as a result of the classification of ING U.S. as held for sale and EUR 16,357 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

ING Group Annual Report on Form 20-F 2013	F-34

Notes to the consolidated financial statements continued

Trading assets

Trading assets by type
	2013	2012
Equity securities	13,619	5,307
Debt securities	18,890	17,472
Derivatives	31,433	55,166
Loans and receivables	50,305	36,950

	114,247	114,895

Trading equity securities increased significantly in 2013 due to increased client facilitation. Most securities hedge accompanying swap transactions.

As at 31 December 2013, Trading assets includes receivables of EUR 48,690 million (2012: EUR 35,575 million) with regard to reverse repurchase transactions.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING Bank offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING Bank provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING Bank as part of its own regular treasury activities, but also relate to the role that ING Bank plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 21 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

Investments for risk of policyholders

Investments for risk of policyholders by type
	2013	2012
Equity securities	36,919	89,994
Debt securities	1,821	6,940
Loans and receivables	849	1,831

	39,589	98,765

Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.

Non-trading derivatives

Non-trading derivatives by type
	2013	2012
Derivatives used in
– fair value hedges	1,383	2,926
– cash flow hedges	4,630	7,471
– hedges of net investments in foreign operations	138	49
Other non-trading derivatives	2,395	3,505

	8,546	13,951

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

F-35	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Designated as at fair value through profit and loss

Designated as at fair value through profit and loss by type
	2013	2012
Equity securities	437	13
Debt securities	1,289	2,682
Loans and receivables	1,052	1,169
Other	12	896

	2,790	4,760

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

The notional value of the related credit derivatives is EUR 111 million (2012: EUR 61 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated amounts was EUR –4 million (2012: EUR –6 million) and the change for the current year was EUR 2 million (2012: EUR –3 million).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.

5 INVESTMENTS

Investments by type
	2013	2012
Available-for-sale
– equity securities	7,265	7,707
– debt securities	130,632	185,877

	137,897	193,584

Held-to-maturity
– debt securities	3,098	6,545

	3,098	6,545

	140,995	200,129

Equity securities in 2013 include EUR 1,832 million shares in ING managed investment funds and EUR 1,759 million shares in third party managed investment funds.

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities
	2013	2012
Available-for-sale investments	130,632	185,877
Held-to-maturity investments	3,098	6,545
Loans and advances to customers	21,914	26,945
Amounts due from banks	3,059	3,386

Available-for-sale investments and Assets at amortised cost	158,703	222,753

Trading assets	18,890	17,472
Investments for risk of policyholders	1,821	6,940
Designated as at fair value through profit and loss	1,289	2,682

Financial assets at fair value through profit and loss	22,000	27,094

	180,703	249,847

ING Group Annual Report on Form 20-F 2013	F-36

Notes to the consolidated financial statements continued

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 158,703 million (2012: EUR 222,753 million) is specified as follows by type of exposure and by banking and insurance operations:

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (banking operations)
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Banking operations
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Government bonds	52,629	48,007	50	330	3,654	7,641			56,333	55,978
Covered bonds	8,216	7,363	2,563	5,558	4,559	5,408	3,059	3,249	18,397	21,578
Corporate bonds	1,576	900			805	438			2,381	1,338
Financial institutions’ bonds	11,855	14,094	130	301	81	91		137	12,066	14,623

Bond portfolio (excluding ABS)	74,276	70,364	2,743	6,189	9,099	13,578	3,059	3,386	89,177	93,517
US agency RMBS	334	426							334	426
US prime RMBS	12	12							12	12
US Alt-A RMBS	84	156							84	156
US subprime RMBS	13	23							13	23
Non-US RMBS	185	286			4,493	4,970			4,678	5,256
CDO/CLO	20	162							20	162
Other ABS	296	107	355	356	1,739	1,789			2,390	2,252
CMBS	18	109			104	285			122	394

ABS portfolio	962	1,281	355	356	6,336	7,044			7,653	8,681

	75,238	71,645	3,098	6,545	15,435	20,622	3,059	3,386	96,830	102,198

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (insurance operations)
	Available-for-sale investments		Held-to- maturity investments		Loans and advances to customers		Amounts due from banks		Total Insurance operations
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Government bonds	43,307	49,420							43,307	49,420
Covered bonds	721	996							721	996
Corporate bonds	6,436	43,072							6,436	43,072
Financial institutions’ bonds	4,303	9,037							4,303	9,037

Bond portfolio (excluding ABS)	54,767	102,525							54,767	102,525
US agency RMBS	143	4,216							143	4,216
US prime RMBS	1	1,025							1	1,025
US Alt-A RMBS	5	284							5	284
US subprime RMBS		733								733
Non-US RMBS	210	215			3,410	3,745			3,620	3,960
CDO/CLO	39	129			197	290			236	419
Other ABS	218	1,441			2,531	1,997			2,749	3,438
CMBS	11	3,664			341	291			352	3,955

ABS portfolio	627	11,707			6,479	6,323			7,106	18,030

	55,394	114,232			6,479	6,323			61,873	120,555

F-37	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (total)
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Banking and Insurance operations
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Government bonds	95,936	97,427	50	330	3,654	7,641			99,640	105,398
Covered bonds	8,937	8,359	2,563	5,558	4,559	5,408	3,059	3,249	19,118	22,574
Corporate bonds	8,012	43,972			805	438			8,817	44,410
Financial institutions’ bonds	16,158	23,131	130	301	81	91		137	16,369	23,660

Bond portfolio (excluding ABS)	129,043	172,889	2,743	6,189	9,099	13,578	3,059	3,386	143,944	196,042
US agency RMBS	477	4,642							477	4,642
US prime RMBS	13	1,037							13	1,037
US Alt-A RMBS	89	440							89	440
US subprime RMBS	13	756							13	756
Non-US RMBS	395	501			7,903	8,715			8,298	9,216
CDO/CLO	59	291			197	290			256	581
Other ABS	514	1,548	355	356	4,270	3,786			5,139	5,690
CMBS	29	3,773			445	576			474	4,349

ABS portfolio	1,589	12,988	355	356	12,815	13,367			14,759	26,711

	130,632	185,877	3,098	6,545	21,914	26,945	3,059	3,386	158,703	222,753

Approximately 90% of the exposure in the ABS portfolio is externally rated AAA, AA or A.

In connection with the divestment of ING Direct USA, ING completed in 2012 the restructuring of the agreement with the Dutch State concerning the Illiquid Assets Back-Up Facility (IABF). As a result of the restructuring, EUR 7.3 billion (USD 9.5 billion) of the loan due from the Dutch State was converted into Dutch Government Debt Securities. These debt securities are classified as Loans and advances to customers; the balance as at 31 December 2013 amounts to EUR 2.5 billion (USD 3.4 billion). Reference is made to Note 55 ‘Companies and businesses acquired and divested’ and Note 58 ‘Related parties’.

Debt securities - Exposure to certain Asset backed securities

The table below shows certain ABS (US Subprime RMBS, Alt-A RMBS, CMBS and CDO/CLOs). It includes exposures in all relevant balance sheet lines, including not only loans and advances and available-for-sale investments as disclosed above, but also financial assets designated as at fair value through profit and loss.

Exposures, revaluations and losses on certain ABS bonds
	31 December 2013		Change in 2013			31 December 2012
	Balance sheet value (1)	Before tax revaluation reserve	Changes through equity (before tax)	Changes through profit and loss (before tax)	Other changes	Balance sheet value (1)	Before tax revaluation reserve
US subprime RMBS	13		35		–778	756	–35
US Alt-A RMBS	96		–59		–303	457	59
CDO/CLO	376	–8	–29		–399	804	21
CMBS	475	–1	–39		–3,923	4,437	38

Total	960	–9	–92		–5,403	6,454	83

(1)	For assets classified as loans and advances to customers: amortised cost; otherwise: fair value.

Reference is made to Note 46 ‘Fair value of assets and liabilities’ for disclosure by fair value hierarchy and Note 25 ‘Investment income’ for impairments on available-for-sale debt securities.

Debt securities - Exposure to Government bonds and Unsecured Financial institutions’ bonds on Greece, Italy, Ireland, Portugal, Spain and Cyprus

2013

Since 2010 concerns arose regarding the creditworthiness of certain European countries. As a result of these concerns the value of sovereign debt decreased and exposures in those countries are being monitored closely. With regard to the sovereign debt crisis, ING Group’s main focus is on Greece, Italy, Ireland, Portugal, Spain and Cyprus as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the European Central Bank (‘ECB’) via government bond purchases in the secondary market. For these countries, ING Group’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds.

ING Group Annual Report on Form 20-F 2013	F-38

Notes to the consolidated financial statements continued

As at 31 December 2013, ING Group’s balance sheet value of ‘Government bonds’ and ‘Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal, Spain and Cyprus and the related revaluation reserve (before tax) in equity is as follows:

Greece, Italy, Ireland, Portugal, Spain and Cyprus - Government bonds and Unsecured Financial institutions’ bonds (1)
2013	Balance sheet value	Revaluation reserve (before tax)	Impairments (before tax)	Amortised cost value	Fair value of investments held-to-maturity
Greece
Government bonds available-for-sale	105	59		46
Italy
Government bonds available-for-sale	2,650	90		2,560
Government bonds at amortised cost (loans)	102			102
Financial institutions available-for-sale	233	–1		234
Financial institutions at amortised cost (held-to-maturity)	30			30	30
Ireland
Government bonds available-for-sale	59	6		53
Financial institutions available-for-sale	15			15
Portugal
Government bonds available-for-sale	497	3		494
Financial institutions available-for-sale	35	1		34
Spain
Government bonds available-for-sale	1,323	–49		1,372
Government bonds at amortised cost (held-to-maturity)	50			50	51
Financial institutions available-for-sale	82	3		79
Cyprus
Government bonds available-for-sale	10			10

Total	5,191	112		5,079	81

(1)	Exposures are included based on the country of residence.

The revaluation reserve on debt securities includes EUR 4,354 million (before tax) related to Government bonds. This amount comprises EUR 109 million positive revaluation reserve for Government bonds from Greece, Italy, Ireland, Portugal, Spain and Cyprus and EUR 4,289 million positive revaluation reserves for Government bonds from other countries.

2012

As at 31 December 2012, ING Group’s balance sheet value of ‘Government bonds’ and ‘Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal, Spain and Cyprus and the related revaluation reserve (before tax) in equity was as follows:

Greece, Italy, Ireland, Portugal, Spain and Cyprus - Government bonds and Unsecured Financial institutions’ bonds (1)
2012	Balance sheet value	Revaluation reserve (before tax)	Impairments (before tax)	Amortised cost value	Fair value of investments held-to-maturity
Greece
Government bonds available-for-sale	76	31		45
Italy
Government bonds available-for-sale	2,337	–63		2,400
Government bonds at amortised cost (loans)	104	–1		104
Financial institutions available-for-sale	498	–7		505
Financial institutions at amortised cost (held-to-maturity)	30			30	31
Ireland
Government bonds available-for-sale	55	1		54
Financial institutions available-for-sale	30			30
Financial institutions at amortised cost (held-to-maturity)	34			34	34
Portugal
Government bonds available-for-sale	627	–17		644
Financial institutions available-for-sale	77	1		76
Spain
Government bonds available-for-sale	1,151	–201		1,352
Government bonds at amortised cost (held-to-maturity)	50			50	52
Financial institutions available-for-sale	99		–11	110
Cyprus
Government bonds available-for-sale	13	–5		18

Total	5,181	–261	–11	5,452	117

(1)	Exposures are included based on the country of residence.

F-39	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The revaluation reserve on debt securities included EUR 7,977 million (before tax) related to Government bonds. This amount comprised EUR 255 million negative revaluation reserve for Government bonds from Greece, Italy, Ireland, Portugal, Spain and Cyprus, which was more than offset by EUR 8,232 million positive revaluation reserves for Government bonds from other countries.

On 21 July 2011, a Private Sector Involvement (‘PSI’) to support Greece was announced. This initiative involved a voluntary exchange of existing Greek government bonds together with a Buyback Facility. In 2012, the agreement under the PSI to exchange Greek Government bonds into new instruments was executed. Under this exchange, ING received new listed Greek Government bonds (for a notional amount of 31.5% of the notional of the exchanged bonds, maturities between 2023 and 2042), listed European Financial Stability Facility (‘EFSF’) notes (for a notional amount of 15% of the notional of the exchanged bonds, maturities of one to two years) and listed short-term EFSF notes (maturity of 6 months, in discharge of all unpaid interest accrued on the exchanged bonds). These new securities were recognised as available-for-sale instruments. Furthermore, ING received listed GDP-linked securities issued by Greece (notional equal to notional of the new Greek Government bonds, maturity 2042). The exchange was executed on 12 March 2012. The exchanged bonds were derecognised and the new instruments were recognised at fair value on the exchange date. The exchange resulted in a gain of EUR 15 million (Bank: EUR 22 million; Insurance: EUR –7 million) in 2012, being the difference between amortised cost (net of cumulative impairments) of the exchanged bonds and fair value of the new instruments at the date of exchange. This result was included in ‘Investment income’.

Reference is made to Note 46 ‘Fair value of assets and liabilities’ for disclosure by fair value hierarchy and Note 25 ‘Investment income’ for impairments on available-for-sale debt securities.

Further information on ING Group’s risk exposure with regard to Greece, Italy, Ireland, Portugal, Spain and Cyprus is provided in the ‘Risk management’ section.

Changes in available-for-sale and held-to-maturity investments

Changes in available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Opening balance	7,707	9,305	185,877	199,234	6,545	8,868	200,129	217,407
Additions	954	3,563	123,668	141,430			124,622	144,993
Amortisation			–650	–371	–6	–15	–656	–386
Transfers and reclassifications			–282				–282
Changes in unrealised revaluations	23	1,082	–7,470	10,345	–1		–7,448	11,427
Impairments	–177	–181	–11	–64			–188	–245
Reversals of impairments			4	8			4	8
Disposals and redemptions	–1,599	–4,737	–118,718	–132,681	–3,439	–2,308	–123,756	–139,726
Exchange rate differences	–48	2	–4,365	–1,104			–4,413	–1,102
Changes in the composition of the group and other changes	405	–1,327	–47,421	–30,920	–1		–47,017	–32,247

Closing balance	7,265	7,707	130,632	185,877	3,098	6,545	140,995	200,129

In 2013, Changes in the composition of the group and other changes includes EUR –55,501 million as a result of the classification of ING U.S. as held for sale and EUR 9,674 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

The decrease in Held-to-maturity debt securities is mainly due to redemptions.

In 2012, Changes in the composition of the group and other changes related mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale and the disposal of ING Direct Canada. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 55 ‘Companies and businesses acquired and divested’.

Reference is made to Note 25 ‘Investment income’ for details on Impairments.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

Transfers and reclassifications of available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2013	2012	2013	2012	2013	2012	2013	2012
To/from loans and advances to customers/amounts due from banks			–282				–282

			–282				–282

ING Group Annual Report on Form 20-F 2013	F-40

Notes to the consolidated financial statements continued

In 2013, To/from loans and advances to customers/amounts due from banks in relation to Available-for-sale debt securities relates to a debt security that was reclassified to Loans and advances to customers because there is no active market.

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

In 2012, the decrease in the carrying value of the reclassified Loans and advances compared to 2011 was mainly due to disposals.

Reclassifications to Loans and advances to customers and Amounts due from banks
	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594
Range of effective interest rates (weighted average)	1.4%–24.8%	2.1%–11.7%	4.1%–21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	–896	–1,224	–69
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	–79
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–971	–192	–20
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil	nil
Impact on the financial years after reclassification:
2013
Carrying value as at 31 December	1,098	7,461	366
Fair value as at 31 December	1,108	7,215	422
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	111	–137	nil
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	10	–246	56
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (interest income and sales results)	–10	188	20
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil
2012
Carrying value as at 31 December	1,694	8,707	443
Fair value as at 31 December	1,667	8,379	512
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–186	–221	–2
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–27	–328	69
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (interest income and sales results)	–47	–164	22
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil
2011
Carrying value as at 31 December	3,057	14,419	633
Fair value as at 31 December	2,883	13,250	648
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–307	–446	–8
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–174	–1,169	15
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	90	390	28
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

F-41	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Reclassifications to Loans and advances to customers and Amounts due from banks (continued)
	Q2 2009	Q1 2009	Q4 2008
2010
Carrying value as at 31 December	4,465	16,906	857
Fair value as at 31 December	4,594	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–491	–633	–65
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	129	–807	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	89	467	34
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil
2009
Carrying value as at 31 December	5,550	20,551	1,189
Fair value as at 31 December	5,871	20,175	1,184
Unrealised fair value losses in shareholders’ equity (before tax) as at 31 December	–734	–902	–67
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	321	–376	–5
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)	121	629	n.a
Effect on result (before tax) for the year (mainly interest income)	n.a	n.a	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil
2008
Carrying value as at 31 December			1,592
Fair value as at 31 December			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December			–79
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made			–27
Effect on result (before tax) if reclassification had not been made			nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)			9
Recognised impairments (before tax)			nil
Recognised provision for credit losses (before tax)			nil

Available-for-sale equity securities by banking and insurance operations
	Listed		Unlisted		Total
	2013	2012	2013	2012	2013	2012
Banking operations	1,134	1,944	511	690	1,645	2,634
Insurance operations	2,688	2,297	2,932	2,776	5,620	5,073

	3,822	4,241	3,443	3,466	7,265	7,707

Debt securities by banking and insurance operations
	Available-for-sale		Held-to-maturity		Total
	2013	2012	2013	2012	2013	2012
Banking operations	75,238	71,645	3,098	6,545	78,336	78,190
Insurance operations	55,394	114,232			55,394	114,232

	130,632	185,877	3,098	6,545	133,730	192,422

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Borrowed debt securities are not recognised in the balance sheet and amount to nil (2012: nil).

Investments in connection with the insurance operations with a combined carrying value of nil (2012: nil) did not produce any income for the year ended 31 December 2013.

ING Group Annual Report on Form 20-F 2013	F-42

Notes to the consolidated financial statements continued

6 LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers by banking and insurance operations
	2013	2012
Banking operations	506,355	536,600
Insurance operations	25,360	25,866

	531,715	562,466
Eliminations	–4,750	–5,566

	526,965	556,900

Loans and advances to customers by type – banking operations
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Loans to, or guaranteed by, public authorities	29,132	35,857	15,119	14,917	44,251	50,774
Loans secured by mortgages	139,463	153,594	147,764	152,369	287,227	305,963
Loans guaranteed by credit institutions	776	114	3,367	6,049	4,143	6,163
Personal lending	4,857	5,048	21,904	19,550	26,761	24,598
Asset backed securities			6,336	7,044	6,336	7,044
Corporate loans	43,868	42,891	99,904	104,644	143,772	147,535

	218,096	237,504	294,394	304,573	512,490	542,077
Loan loss provisions	–2,970	–2,445	–3,165	–3,032	–6,135	–5,477

	215,126	235,059	291,229	301,541	506,355	536,600

Loans and advances to customers analysed by subordination – banking operations
	2013	2012
Non-subordinated	505,859	536,390
Subordinated	496	210

	506,355	536,600

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by type – insurance operations
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Policy loans	33	38	146	1,704	179	1,742
Loans secured by mortgages	15,364	6,376	9	7,327	15,373	13,703
Unsecured loans	2,498	2,113	70	1,231	2,568	3,344
Asset backed securities	6,479	6,323			6,479	6,323
Other	835	338	14	527	849	865

	25,209	15,188	239	10,789	25,448	25,977
Loan loss provisions	–83	–68	–5	–43	–88	–111

	25,126	15,120	234	10,746	25,360	25,866

As at 31 December 2013, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 810 million (2012: EUR 320 million).

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

F-43	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:

Finance lease receivables
	2013	2012
Maturities of gross investment in finance lease receivables
– within 1 year	3,924	4,969
– more than 1 year but less than 5 years	7,239	8,926
– more than 5 years	4,949	5,497

	16,112	19,392
Unearned future finance income on finance leases	–2,364	–2,996

Net investment in finance leases	13,748	16,396
Maturities of net investment in finance lease receivables
– within 1 year	3,424	4,310
– more than 1 year but less than 5 years	6,283	7,673
– more than 5 years	4,041	4,413

	13,748	16,396
Included in Amounts due from banks	73	133
Included in Loans and advances to customers	13,675	16,263

	13,748	16,396

The allowance for uncollectable finance lease receivables includes in the loan loss provisions amount to EUR 344 million as at 31 December 2013 (2012: EUR 322 million).

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

Loan loss provisions analysed by type – banking operations
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Loans to, or guaranteed by, public authorities			2	2	2	2
Loans secured by mortgages	1,265	878	630	710	1,895	1,588
Loans guaranteed by credit institutions			22	30	22	30
Personal lending	139	144	672	650	811	794
Asset backed securities			142	76	142	76
Corporate loans	1,566	1,423	1,716	1,592	3,282	3,015

	2,970	2,445	3,184	3,060	6,154	5,505
The closing balance is included in
– Amounts due from banks			19	28	19	28
– Loans and advances to customers	2,970	2,445	3,165	3,032	6,135	5,477

	2,970	2,445	3,184	3,060	6,154	5,505

Changes in loan loss provisions
	Banking operations		Insurance operations		Total
	2013	2012	2013	2012	2013	2012
Opening balance	5,505	4,950	111	124	5,616	5,074
Write-offs	–1,609	–1,682	–31	–39	–1,640	–1,721
Recoveries	116	142	1		117	142
Increase in loan loss provisions	2,289	2,125	42	29	2,331	2,154
Exchange rate differences	–109	20	–2	1	–111	21
Changes in the composition of the group and other changes	–38	–50	–33	–4	–71	–54

Closing balance	6,154	5,505	88	111	6,242	5,616

In 2013, Changes in the composition of the group and other changes includes EUR –5 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’. Furthermore Changes in the composition of the group and other changes relates to the sale of ING’s mortgage business in Mexico. Reference is made to Note 55 ‘Companies and businesses acquired and divested’.

ING Group Annual Report on Form 20-F 2013	F-44

Notes to the consolidated financial statements continued

In 2013, the decrease in Loans and advances to customers includes the repayments of EUR 6.1 billion by the Dutch State on the IABF loan.

‘Increase in loan loss provisions’ relating to insurance operations is presented under Investment income. The ‘Increase in the loan loss provisions’ relating to banking operations is presented under Addition to loan loss provisions on the face of the profit and loss account. Reference is made to the section ‘Risk management’.

7 INVESTMENTS IN ASSOCIATES

Investments in associates
2013	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	601	556	16,397	15,068	464	358
SulAmérica S.A.	21	332	186	4,655	3,787	2,752	2,692
CBRE Lionbrook Property Partnership LP	29		146	567	55	79	27
CBRE Retail Property Fund Iberica LP	29		118	1,322	902		67
CBRE Property Fund Central Europe LP	25		100	850	450	45	39
CBRE Retail Property Fund France Belgium C.V.	15		77	1,336	822	71	78
CBRE French Residential Fund C.V.	42		76	240	58	12	10
CBRE Retail Property Fund Central and Eastern Europe	21		51	688	439	47	55
Other investments in associates			696

			2,006

TMB Public Company Limited (‘TMB’), is a public listed retail bank in Thailand. SulAmérica S.A., is a public listed Insurance company in Brazil. The other associates are mainly real estate investments funds or vehicles operating predominately in Europe.

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.

Accumulated impairments of EUR 25 million (2012: EUR 39 million) have been recognised.

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

The associates of ING are subject to legal and regulatory restrictions regarding the amount of dividends it can pay to ING. These restrictions are for example dependant on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates operate. In addition, the associates also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.

Investments in associates
2012	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	607	595	16,474	15,118	433	339
SulAmérica S.A.	36	674	366	5,037	4,048	4,285	3,969
CBRE Retail Property Fund Iberica LP	29		129	1,423	964	–22	75
ING Real Estate Asia Retail Fund Ltd	26		107	475	50	62	1
CBRE Lionbrook Property Partnership LP	20		102	577	77	31	23
CBRE Property Fund Central Europe LP	25		97	907	519	66	30
CBRE French Residential Fund C.V.	42		76	253	71	11	8
CBRE Retail Property Fund France Belgium C.V.	15		76	1,388	882	123	78
CBRE Nordic Property Fund FGR	14		55	1,057	674	19	68
Other investments in associates			803

			2,406

F-45	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in Investments in associates
	2013	2012
Opening balance	2,406	2,370
Additions	68	26
Revaluations	56	–10
Share of results	114	55
Dividends received	–51	–82
Disposals	–350	–92
Impairments		–1
Exchange rate differences	–124	–22
Changes in the composition of the group and other changes	–113	162

Closing balance	2,006	2,406

Revaluations

In 2013, Revaluations includes EUR –2 million (2012: nil) relating to TMB, EUR –2 million (2012: nil) relating to SulAmérica S.A. and the remainder to individually not significant associates.

Share of results

In 2013, Share of results of EUR 114 million (2012: EUR 55 million) and impairments of nil (2012: EUR 1 million) are presented in the profit and loss account in Share of result from associates for EUR 114 million (2012: EUR 54 million).

In 2013, Share of results includes EUR 24 million (2012: EUR 16 million) relating to TMB, EUR 128 million (2012: EUR 80 million) relating to SulAmérica S.A. and the remainder to individually not significant associates.

Disposals

In 2013, ING reduced its 36.5% stake in SulAmérica S.A. to approximately 21.5% through two separate transactions. Under the International Finance Corporation transaction, ING sold a stake of approximately 7.9% in SulAmérica S.A. for a total consideration of approximately EUR 140 million. Under the terms of the Larragoiti transaction, ING sold a stake in SulAmérica S.A. of approximately 7% to the Larragoiti family, swap its remaining indirect stake for tradable units, and unwind the existing shareholder’s agreement. A net gain/loss of EUR 64 million (EUR 64 million after tax) is recognised in the Result on disposal of Group companies in the profit and loss account on these transactions.

On 7 January 2014, ING completed the sale to Swiss Re Group of 37.7 million units in SulAmérica S.A. The transaction further reduced ING’s stake in the Brazilian insurance holding to approximately 10.3%. ING received a total cash consideration of EUR 176 million. The transaction resulted in a net gain to ING of EUR 56 million which represents the difference between the book value and the fair value for both the 11.3% stake in scope of the transaction with Swiss Re and the 10% stake retained by ING. The net gain will be recognised in the first quarter of 2014 and the remaining stake will be accounted for as an available for sale investment from 2014.

Exchange rate differences

In 2013, Exchange rate differences includes EUR –54 million (2012: EUR 7 million) relating to TMB, EUR –42 million (2012: EUR –42 million) relating to SulAmérica S.A. and the remainder to individually not significant associates.

Changes in the composition of the group and other changes

In 2013, Changes in the composition of the group and other changes includes EUR –62 million as a result of the classification of ING U.S. as held for sale and EUR –17 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

8 REAL ESTATE INVESTMENTS

Changes in real estate investments
	2013	2012
Opening balance	904	1,670
Additions	200	60
Transfers to and from Other assets	–61	–8
Fair value gains/(losses)	–5	–59
Disposals	–265	–290
Exchange rate differences	–2	7
Changes in the composition of the group and other changes	39	–476

Closing balance	810	904

ING Group Annual Report on Form 20-F 2013	F-46

Notes to the consolidated financial statements continued

In 2013, Changes in the composition of the group and other changes includes EUR –6 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Real estate investments by banking and insurance operations
	2013	2012
Banking operations	91	151
Insurance operations	719	753

	810	904

The total amount of rental income recognised in the profit and loss account for the year ended 31 December 2013 is EUR 137 million (2012: EUR 162 million). The total amount of contingent rent recognised in the profit and loss account for the year ended 31 December 2013 is nil (2012: nil).

The total amount of direct operating expenses (including repairs and maintenance) in relation to Real estate investments that generated rental income for the year ended 31 December 2013 is EUR 58 million (2012: EUR 77 million). The total amount of direct operating expenses (including repairs and maintenance) incurred on Real estate investments that did not generate rental income for the year ended 31 December 2013 is EUR 7 million (2012: EUR 15 million).

Real estate investments by year of most recent appraisal by independent qualified valuers
in percentages	2013	2012
Most recent appraisal in the current year	100	99
Most recent appraisal two years ago		1

	100	100

ING Group’s exposure to real estate is included in the following balance sheet lines:

Real estate exposure
	2013	2012
Real estate investments	810	904
Investments in associates	1,205	1,437
Other assets – property development and obtained from foreclosures	945	1,220
Property and equipment – property in own use	1,243	1,423
Investments – available-for-sale	1,495	1,649

	5,698	6,633

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 7.4 billion (2012: EUR 8.7 billion) of which EUR 2.6 billion (2012: EUR 3.3 billion) relates to banking operations and EUR 4.8 billion (2012: EUR 5.4 billion) relates to insurance operations. Reference is made to the section ‘Risk management’.

9 PROPERTY AND EQUIPMENT

Property and equipment by type
	2013	2012
Property in own use	1,243	1,423
Equipment	1,134	1,246
Assets under operating leases	69	5

	2,446	2,674

Property in own use by banking and insurance operations
	2013	2012
Banking operations	1,143	1,203
Insurance operations	100	220

	1,243	1,423

F-47	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in property in own use
	2013	2012
Opening balance	1,423	1,535
Additions	39	30
Transfers to and from Other assets	–2	–1
Depreciation	–24	–25
Revaluations	–4	–30
Impairments	–30	–24
Reversal of impairments	5	7
Disposals	–34	–49
Exchange rate differences	–26	5
Changes in the composition of the group and other changes	–104	–25

Closing balance	1,243	1,423
Gross carrying amount as at 31 December	2,128	2,276
Accumulated depreciation as at 31 December	–696	–682
Accumulated impairments as at 31 December	–189	–171

Net carrying value as at 31 December	1,243	1,423
Revaluation surplus
Opening balance	470	498
Revaluation in the year	–5	–27
Released in the year	–16	–1

Closing balance	449	470

In 2013, Changes in the composition of the group and other changes includes EUR –104 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

The cost or the purchase price amounted to EUR 1,680 million (2012: EUR 1,806 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 794 million (2012: EUR 953 million) had property in own use been valued at cost instead of at fair value.

Property in own use by year of most recent appraisal by independent qualified valuers
in percentages	2013	2012
Most recent appraisal in the current year	63	63
Most recent appraisal one year ago	17	11
Most recent appraisal two years ago	10	13
Most recent appraisal three years ago	4	8
Most recent appraisal four years ago	6	5

	100	100

Changes in equipment
	Data processing equipment		Fixtures and fittings and other equipment		Total
	2013	2012	2013	2012	2013	2012
Opening balance	338	363	908	982	1,246	1,345
Additions	175	187	169	206	344	393
Disposals	–18	–7	–9	–15	–27	–22
Depreciation	–161	–181	–215	–226	–376	–407
Impairments		–1		–1		–2
Exchange rate differences	–10	4	–14	6	–24	10
Changes in the composition of the group and other changes	–10	–27	–19	–44	–29	–71

Closing balance	314	338	820	908	1,134	1,246
Gross carrying amount as at 31 December	1,347	1,623	2,498	2,579	3,845	4,202
Accumulated depreciation as at 31 December	–1,032	–1,284	–1,678	–1,671	–2,710	–2,955
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	314	338	820	908	1,134	1,246

ING Group Annual Report on Form 20-F 2013	F-48

Notes to the consolidated financial statements continued

10 INTANGIBLE ASSETS

Changes in intangible assets
	Value of business acquired		Goodwill		Software		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Opening balance	513	871	1,304	1,794	633	611	189	282	2,639	3,558
Additions					171	222			171	222
Capitalised expenses	50	83			162	146			212	229
Amortisation and unlocking	–25	–207			–289	–274	–40	–59	–354	–540
Impairments				–48	–9	–4		–3	–9	–55
Effect of unrealised revaluations in equity	308	–140							308	–140
Exchange rate differences	–7	–5	–167	43	–6	6	–7	2	–187	46
Disposals					–8	–9			–8	–9
Changes in the composition of the group and other changes	–819	–89		–485	–40	–65	–72	–33	–931	–672

Closing balance	20	513	1,137	1,304	614	633	70	189	1,841	2,639
Gross carrying amount as at 31 December	41	1,977	1,137	1,966	2,079	2,144	265	493	3,522	6,580
Accumulated amortisation as at 31 December	–21	–1,464			–1,421	–1,476	–192	–256	–1,634	–3,196
Accumulated impairments as at 31 December				–662	–44	–35	–3	–48	–47	–745

Net carrying value as at 31 December	20	513	1,137	1,304	614	633	70	189	1,841	2,639

In 2013, Changes in the composition of the group and other changes includes EUR –894 million as a result of the classification of ING U.S. as held for sale and EUR 5 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Amortisation of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortisation and other impairments. Amortisation of VOBA is included in Underwriting expenditure.

Goodwill

Changes in Goodwill

In addition to exchange rate differences, changes in goodwill relate to impairments and changes in composition of the group.

2012 – Impairment

In 2012, a goodwill impairment of EUR 48 million was recognised relating to the reporting unit Netherlands-Life (formerly Insurance Benelux). In the impairment test of Netherlands-Life, the IFRS book value (including goodwill) was compared to a valuation based on the surplus in the market consistent balance sheet and the market value of new business. These are commonly used metrics in the European insurance industry. During 2012, the book value of Netherlands-Life increased, mainly as a result of declining interest rates being reflected in the fair value of assets but with no corresponding increase in the IFRS book value of insurance liabilities. As the market value surplus (MVS) of Netherlands-Life did not increase similarly, the margin of MVS over IFRS book value, which supported the goodwill, became negative and, as a result, goodwill was fully impaired. This charge was included in the profit and loss account in the line ‘Intangible amortisation and other impairments’. Goodwill is recognised in the Corporate Line and, therefore, this charge is included in the segment reporting in Other.

2012 – Changes in composition of the group and other changes

In 2012, ‘Changes in composition of the group and other changes’ represented the reclassification of goodwill to ‘Assets held for sale’. This included all goodwill that related to businesses that were classified as held for sale. For 2012, the amount was EUR 485 million and related to Insurance Korea (EUR 200 million), Investment Management Korea (EUR 180 million), Insurance India (EUR 41 million) and Investment Management Taiwan (EUR 48 million) for the insurance operations and ING Direct UK (EUR 16 million) for the banking operations. As businesses to which these goodwill amounts related to were classified as held for sale, the related goodwill is no longer evaluated at the level of the reporting unit to which it is allocated in the regular goodwill impairment test. Instead, it is reviewed as part of the valuation of the disposal unit that was presented as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

F-49	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Allocation of Goodwill to reporting units

After the above changes, the remaining goodwill is allocated to goodwill reporting units as follows:

Goodwill allocation to reporting units
	2013	2012
Retail Netherlands	1	1
Retail Belgium	50	50
Retail Germany	349	349
Retail Central Europe	611	764
Commercial Banking	24	24
Insurance Europe	101	114

	1,137	1,304

The changes in reportable segments as disclosed in Note 42 ‘Segments’ resulted in the above reporting units but did not impact the outcome of the impairment test.

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

As a first step of the impairment test, the best estimate of the recoverable amount of reporting units to which goodwill is allocated is determined separately for each relevant reporting unit based on Price to Earnings, Price to Book, and Price to Assets under management ratios. The main assumptions in this valuation are the multiples for Price to Earnings, Price to Book and Price to Assets under management; these are developed internally but are either derived from or corroborated against market information that is related to observable transactions in the market for comparable businesses. Earnings and carrying values are equal to or derived from the relevant measure under IFRS-IASB where available the test includes the use of market prices for listed business units.

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

11 DEFERRED ACQUISITION COSTS

Changes in deferred acquisition costs
	Life insurance		Non-life insurance		Total
	2013	2012	2013	2012	2013	2012
Opening balance	4,513	10,165	36	39	4,549	10,204
Capitalised	616	1,659	8	15	624	1,674
Amortisation and unlocking	–1,885	–1,051	–7	–15	–1,892	–1,066
Effect of unrealised revaluations in equity	660	–251			660	–251
Exchange rate differences	–494	–244			–494	–244
Changes in the composition of the group and other changes	–2,094	–5,765		–3	–2,094	–5,768

Closing balance	1,316	4,513	37	36	1,353	4,549

For flexible life insurance contracts the growth rate assumption used to calculate the amortisation of the deferred acquisition costs for 2013 is 6.0% gross and 4.3% net of investment management fees (2012: 8.1% gross and 7.3% net of investment management fees). Percentages are based on the portfolios from continuing operations.

In 2013, Changes in the composition of the group and other changes includes EUR –4,416 million as a result of the classification of ING U.S. as held for sale and EUR 2,409 million as a result of the classification to continuing operations of ING Japan.

The separate reporting of the Japan Closed Block VA business line triggered a write-off of all deferred acquisition costs (DAC) related to the Japan Closed Block VA business of EUR 1,405 million, partly compensated by a release of the Life insurance provision related to

ING Group Annual Report on Form 20-F 2013	F-50

Notes to the consolidated financial statements continued

unearned revenues of EUR 867 million. The write-off is included in Amortisation and unlocking for the year 2013. Reference is made to Note 59 ‘Other events’.

In 2012, Changes in the composition of the group related mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

12 ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon but for which the transaction has not yet closed or a sale is highly probable at the balance sheet date but for which no sale has yet been agreed.

As at 31 December 2013 Assets and liabilities held for sale relates to ING U.S., the remaining ING’s Insurance and investment management businesses in Asia (‘Asia’) excluding ING Japan.

As at 31 December 2012 Assets and liabilities held for sale related to ING’s Insurance and investment management businesses in Asia (‘Asia’) including ING Japan and ING Direct UK.

In light of ING’s intention to divest its remaining interest in ING U.S. over time ING U.S. is classified as held for sale and discontinued operations.

After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that ING Life Japan will be included with ING’s European insurance and investment management businesses in the base case IPO of NN Group in 2014. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as held for sale as at 31 December 2013. Reference is made to Note 59 ‘Other events’.

During 2013, the divestments of the insurance businesses in Hong Kong, Macau and Thailand, the investment management business in Malaysia and Thailand, the Insurance joint ventures in South Korea and India and ING Direct UK closed. During 2012, the divestment of ING’s insurance business in Malaysia was closed. As a result these businesses are no longer consolidated as at 31 December 2013. Furthermore, other divestments were agreed that are expected to close or closed in 2014, including ING Bob Life and the Taiwanese investment management businesses; these remain to be classified as held for sale as at 31 December 2013. ‘Reference is made to Note 55 ‘Companies and business acquired and divested’. In addition, some other businesses remain in held for sale, for which no divestments have yet been concluded; this includes mainly ING U.S.

Assets held for sale
	2013	2012
Cash and balances with central banks	2,275	1,342
Amounts due from banks		123
Financial assets at fair value through profit and loss	80,759	28,038
Available-for-sale investments	53,096	24,805
Loans and advances to customers	8,536	8,705
Reinsurance contracts	4,388	98
Investments in associates	147	307
Real estate investments	6
Property and equipment	131	56
Intangible assets	875	176
Deferred acquisition costs	4,430	5,124
Other assets	2,242	–1,828

	156,885	66,946

Liabilities held for sale
	2013	2012
Debt securities in issue	2,548
Other borrowed funds	138
Insurance and investments contracts	136,270	51,198
Customer deposits and other funds on deposit		14,207
Financial liabilities at fair value through profit and loss	2,554	2,081
Other liabilities	4,892	325

	146,402	67,811

Included in Shareholders’ equity is cumulative other comprehensive income of EUR 35 million (2012: EUR 1,957 million) related to Assets and liabilities held for sale.

F-51	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Other potential divestments

In addition to the businesses presented as held for sale above, ING is considering potential divestments, including those that are listed under the European Commission Restructuring Plan in Note 58 ‘Related parties’. However, none of these businesses qualify as held for sale as at 31 December 2013 as the potential divestments are not yet available for immediate sale in their present condition and/or a sale is not yet highly probable to occur.

Goodwill

Intangible assets under Assets held for sale includes goodwill that relates to businesses that are classified as held for sale (2013: nil; 2012: EUR 485 million). In 2012, EUR 485 million goodwill was reclassified to Assets held for sale. This related to Insurance Korea (EUR 200 million), Investment Management Korea (EUR 180 million), Insurance India (EUR 41 million) and Investment Management Taiwan (EUR 48 million) for the insurance operations and ING Direct UK (EUR 16 million) for the banking operations.

For businesses classified as held for sale, the related goodwill is no longer evaluated at the level of the reporting unit to which it was allocated in the regular goodwill impairment test. Instead, it is reviewed as part of the valuation of the disposal unit that is presented as held for sale. In 2012, goodwill of EUR 180 million in Investment Management Korea, EUR 200 million related to ING Life Korea, EUR 15 million related to ING Vysya Life Insurance and EUR 16 million related to ING Direct UK was written off, as the related businesses were expected to be sold below carrying value. In 2013, goodwill of EUR 42 million related to Investment Management Taiwan was written off. The developments in the sales process of Investment Management Taiwan during 2013 (resulting in a sale in January 2014) indicated that the expected sales proceeds was no longer above the carrying value. The related charges are included in the profit and loss account in Net result from discontinued operations (for the Insurance and Investment Management businesses in Asia) and in Result on disposals of group companies (for ING Direct UK).

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in active markets (Level 1), valuation techniques supported by observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Reference is made to Note 46 ‘Fair value of assets and liabilities’ for more details on the fair value hierarchy.

The fair values of the financial instruments carried at fair value were determined as follows:

Methods applied in determining fair values of financial assets and liabilities - Held for sale
2013	Level 1	Level 2	Level 3	Total
Financial assets
Investments for risk of policyholders	72,897	3,944	9	76,850
Non-trading derivatives	1	833	69	903
Financial assets designated as at fair value through profit and loss	1,250	943	813	3,006
Available-for-sale investments	4,605	47,878	613	53,096

	78,753	53,598	1,504	133,855
Financial liabilities
Non-trading derivatives	231	1,015	1,308	2,554
Investment contracts (for contracts at fair value)	1,988	3,903	9	5,900

	2,219	4,918	1,317	8,454

Methods applied in determining fair values of financial assets and liabilities – Held for sale
2012	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	18			18
Investments for risk of policyholders	22,452		116	22,568
Non-trading derivatives		1,447		1,447
Financial assets designated as at fair value through profit and loss	1,350	2,640	15	4,005
Available-for-sale investments	16,180	8,386	239	24,805

	40,000	12,473	370	52,843
Financial liabilities
Non-trading derivatives	287	1,786		2,073
Financial liabilities designated as at fair value through profit and loss		8		8
Investment contracts (for contracts at fair value)	95			95

	382	1,794		2,176

ING Group Annual Report on Form 20-F 2013	F-52

Notes to the consolidated financial statements continued

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets - Held for sale
2013	Level 1	Level 2	Level 3	Total
Real estate investments			6	6
Property in own use			102	102

			108	108

13 OTHER ASSETS

Other assets by type
	2013	2012	2011
Net defined benefit assets	1,006	1,590	4,520
Deferred tax assets	1,380	2,244	2,702
Reinsurance and insurance receivables	635	1,763	1,971
Property development and obtained from foreclosures	945	1,220	1,584
Income tax receivable	597	558	542
Accrued interest and rents	9,988	12,356	14,387
Other accrued assets	961	1,542	2,200
Other	6,037	5,150	3,769

	21,549	26,423	31,675

The change in Other assets includes EUR –2,495 million as a result of the classification of ING U.S. as held for sale and EUR 1,251 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Disclosures in respect of Net defined benefit assets are provided in Note 44 ‘Pension and other post-employment benefits’ and deferred tax assets are provided in Note 45 ‘Taxation’.

Reinsurance and insurance receivables

Reinsurance and insurance receivables
	2013	2012
Receivables on account of direct insurance from
– policyholders	500	1,083
– intermediaries	51	50
Reinsurance receivables	84	630

	635	1,763

The allowance for uncollectable reinsurance and insurance receivables amounts to EUR 62 million as at 31 December 2013 (2012: EUR 50 million). The allowance is deducted from this receivable.

Property development and obtained from foreclosures

Property development and obtained from foreclosures
	2013	2012
Property under development	14	163
Property developed	857	927
Property obtained from foreclosures	74	130

	945	1,220
Gross carrying amount as at 31 December	1,800	2,297
Accumulated impairments as at 31 December	–855	–1,077

Net carrying value	945	1,220

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2013 is nil (2012: EUR 2 million).

Accrued interest and rents

Accrued interest and rents includes EUR 4,541 million (2012: EUR 5,491 million) accrued interest on assets measured at amortised cost under the IAS 39 classification Loans and receivables.

F-53	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Other

Other includes EUR 3,400 million (2012: EUR 2,630 million) related to transactions still to be settled at balance sheet date.

EQUITY

14 SHAREHOLDERS’ EQUITY (PARENT)/NON-VOTING EQUITY SECURITIES

Total equity
	2013	2012	2011
Share capital	921	919	919
Share premium	16,038	16,034	16,034
Revaluation reserve	5,557	10,476	5,550
Currency translation reserve	–2,161	–841	93
Net defined benefit asset/liability remeasurement reserve	–3,766	–2,861	361
Other reserves	25,851	23,204	19,870

Shareholders’ equity (parent)	42,440	46,931	42,827
Non-voting equity securities	1,500	2,250	3,000

	43,940	49,181	45,827
Minority interests	5,913	1,643	777

Total equity	49,853	50,824	46,604

Share capital

Share capital
	Ordinary shares (par value EUR 0.24)
	Number x1,000			Amount
	2013	2012	2011	2013	2012	2011
Authorised share capital	14,500,000	14,500,000	14,500,000	3,480	3,480	3,480
Unissued share capital	10,659,106	10,668,439	10,668,439	2,559	2,561	2,561

Issued share capital	3,840,894	3,831,561	3,831,561	921	919	919

Share capital
	Ordinary shares (par value EUR 0.24)
	Number x1,000	Amount
Issued share capital as at 1 January 2013	3,831,561	919
Issue of shares	9,333	2

Issued share capital as at 31 December 2013	3,840,894	921

In 2013, ING Groep N.V. issued 9.3 million (depositary receipts for) ordinary shares at par value in order to fund obligations arising from share-based employee incentive programmes. No changes occurred in the issued share capital in 2012 and 2011.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorised ordinary share capital of ING Groep N.V. currently consists of 14,500 million ordinary shares. It increased in 2011 from 4,500 million ordinary shares to 14,500 million ordinary shares as a result from an amendment made to the Articles of Association on 15 June 2011. As at 31 December 2013, 3,841 million of ordinary shares were issued and fully paid.

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

ING Group Annual Report on Form 20-F 2013	F-54

Notes to the consolidated financial statements continued

A holder of depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depositary receipts.

Depositary receipts for ordinary shares held by ING Group (Treasury shares)

As at 31 December 2013, 4.0 million (2012: 30.1 million; 2011: 49.3 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium

In 2013, share premium increased with EUR 4 million as a result of issuance of ordinary shares for share-based employee incentive programmes. No changes occurred in the share premium in 2012 and 2011.

Revaluation reserve

Changes in revaluation reserve
2013	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	345	7,442	2,689	10,476
Unrealised revaluations	–7	–5,533		–5,540
Realised gains/losses transferred to profit and loss		–321		–321
Changes in cash flow hedge reserve			–812	–812
Transfer to insurance liabilities/DAC		2,200		2,200
Impact of ING U.S.	–4	–444	2	–446

Closing balance	334	3,344	1,879	5,557

Impact of ING U.S. relates to the IPO and second tranche sale of ING U.S. as explained in Note 59 ‘Other events’.

Changes in revaluation reserve
2012	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	367	3,212	1,971	5,550
Unrealised revaluations	–22	7,183		7,161
Realised gains/losses transferred to profit and loss		–772		–772
Changes in cash flow hedge reserve			718	718
Transfer to insurance liabilities/DAC		–2,181		–2,181

Closing balance	345	7,442	2,689	10,476

Changes in revaluation reserve
2011	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	379	3,526	847	4,752
Unrealised revaluations	–12	967		955
Realised gains/losses transferred to profit and loss		723		723
Changes in cash flow hedge reserve			1,124	1,124
Transfer to insurance liabilities/DAC		–2,004		–2,004

Closing balance	367	3,212	1,971	5,550

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 18 ‘Insurance and investment contracts, reinsurance contracts’.

F-55	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Currency translation reserve

Changes in currency translation reserve
	2013	2012	2011
Opening balance	–841	93	79
Unrealised revaluations	335	–142	167
Realised gains/losses transferred to profit and loss	213	–68
Exchange rate differences	–1,868	–724	–153

Closing balance	–2,161	–841	93

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

Net defined benefit asset/liability remeasurement reserve

Reference is made to Note 44 ‘Pension and other post-employment benefits’ for information on the amounts recognised directly in equity (other comprehensive income) related to the net defined benefit asset/liability remeasurement.

Other reserves

Changes in other reserves
2013	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	27,168	1,526	–410	–5,080	23,204
Result for the year	4,577				4,577
Changes in treasury shares			378		378
Transfer to share of associates reserve	–118	118
Employee stock options and share plans	–84				–84
Repurchase premium	–375				–375
Impact of ING U.S.	–2,041			–39	–2,080
Changes in composition of the group and other changes	231				231

Closing balance	29,358	1,644	–32	–5,119	25,851

Impact of ING U.S. relates to the IPO and second tranche sale of ING U.S. as explained in Note 59 ‘Other events’.

The repurchase premium of EUR 375 million is paid in relation to the repayment of the EUR 750 million non-voting equity securities.

Changes in other reserves
2012	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	24,606	1,290	–665	–5,361	19,870
Result for the year	3,526				3,526
Unrealised revaluations	–360			281	–79
Changes in treasury shares			255		255
Transfer to share of associates reserve	–236	236
Employee stock options and share plans	7				7
Repurchase premium	–375				–375

Closing balance	27,168	1,526	–410	–5,080	23,204

The repurchase premium of EUR 375 million is paid in relation to the repayment of the EUR 750 million non-voting equity securities.

ING Group Annual Report on Form 20-F 2013	F-56

Notes to the consolidated financial statements continued

Changes in other reserves
2011	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	21,466	907	–715	–5,361	16,297
Result for the year	4,754				4,754
Unrealised revaluations	–306	–40			–346
Changes in treasury shares			50		50
Transfer to share of associates reserve	–423	423
Employee stock options and share plans	115				115
Repurchase premium	–1,000				–1,000

Closing balance	24,606	1,290	–665	–5,361	19,870

The repurchase premium and interest of EUR 1 billion is paid in relation to the repayment of the EUR 2 billion non-voting equity securities.

Changes in treasury shares
	Amount			Number
	2013	2012	2011	2013	2012	2011
Opening balance	410	665	715	30,112,671	49,305,917	51,300,101
Purchased/sold	14	–86	–17	976,907	–14,554,460	–625,803
Share-based payments	–100	–67	–19	–6,698,947	–4,638,786	–1,368,381
Other	–292	–102	–14	–20,396,576

Closing balance	32	410	665	3,994,055	30,112,671	49,305,917

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

Further coupons are to be paid on 12 May of each year (the coupon date) in cash if the dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of the Dutch central bank (DNB).

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted EUR 3 billion and included a 50% repurchase premium. On 26 November 2012, ING repaid EUR 1.125 billion also including a 50% repurchase premium. On 6 November 2013, ING repaid another EUR 1.125 billion also including a 50% repurchase premium. ING funded these repayments from retained earnings. ING intends to repay the remaining EUR 1.500 billion non-voting equity securities (core Tier 1 securities) in two tranches over the next 2 years. While ING has committed to redeem these securities per the defined schedule, ING has the ability to accelerate payments if it is prudent under prevailing financial circumstance or defer a repayment in full or in part. In the latter case, the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full 2 consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015 (including the EUR 2.250 billion paid respectively in 2013 and 2012), the Dutch State will re-notify to the Commission who may in principle require compensatory measures. All repayments are conditional upon the approval of the DNB. The terms for the remaining non-voting equity securities, remained unchanged. Reference is made to Note 58 ‘Related parties’.

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserve, Share of associates reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2013, an amount of EUR 987 million (2012: EUR 911 million; 2011: EUR 836 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

F-57	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Legally non-distributable reserves from ING Group’s subsidiaries and associates are as follows:

2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,227	5,628	49,159
Non-distributable reserves	8,200	3,105	239	11,544

	21,104	11,122	5,389	37,615

Other in 2013 includes ING U.S.

2012	ING Bank	NN Group	Other	Total
Equity invested	30,117	26,423	151	56,691
Non-distributable reserves	4,007	7,253		11,260

	26,110	19,170	151	45,431

2011	ING Bank	NN Group	Other	Total
Equity invested	30,594	23,412	106	54,112
Non-distributable reserves	2,172	5,792		7,964

	28,422	17,620	106	46,148

Furthermore there are restrictions to the ability of subsidiaries and associates to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

Minimum capital requirements for ING Group’s subsidiaries and associates are as follows:

2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,227	5,628	49,159
Regulatory capital invested	46,496	11,074	9,897	67,467
Required minimum regulatory capital	26,913	4,393	3,760	35,066

	19,583	6,681	6,137	32,401

Other in 2013 includes ING U.S.

2012	ING Bank	NN Group	Other	Total
Equity invested	30,117	26,423	151	56,691
Regulatory capital invested	47,116	22,448		69,564
Required minimum regulatory capital	28,767	9,523		38,290

	18,349	12,925		31,274

2011	ING Bank	NN Group	Other	Total
Equity invested	30,594	23,412	106	54,112
Regulatory capital invested	47,123	21,406		68,529
Required minimum regulatory capital	31,107	9,515		40,622

	16,016	11,891		27,907

ING Group Annual Report on Form 20-F 2013	F-58

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

Minority interest

In 2013, minority interests increased with EUR 4,358 million due to the IPO and second tranche sale of ING U.S., as explained in Note 59 ‘Other events. This amount represents approximately 43% of the net asset value under IFRS-IASB of ING U.S. The proportional interests held and key information on ING U.S. is included in the tables below.

ING U.S., Inc - Balance sheet
2013	Interest held (%)	Total assets	Total liabilities	Total equity	Minority interests
ING U.S. - total	100	155,499	145,609	9,890
ING Group’s share	56.5			5,532	4,358

ING U.S., Inc - Profit and loss account
2013	Interest held (%)	Total income	Total expenses	Net result	Minority interests
ING U.S. - total	100	13,232	13,082	150
ING Group’s share	56.5			39	111

ING U.S., Inc - Statement of Comprehensive income
2013	Interest held (%)	Comprehensive income	Minority interests
ING U.S. - total	100	–1,187
ING Group’s share	56.5	–1,124	–63

Total assets and Total liabilities as presented above, to which the minority interest in ING U.S. relates, are all presented in the Consolidated balance sheet in Assets held-for-sale and Liabilities held-for-sale. Total income and Total expenses as presented above, to which the minority interest in ING U.S. relates, are all presented in the Consolidated profit and loss account in Net result from discontinued operations.

Cumulative preference shares (not issued)

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

F-59	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

LIABILITIES

15 SUBORDINATED LOANS

Subordinated loans
				Notional amount in original currency					Balance sheet value
Interest rate	Year of issue	First call date	Step-up	Total		Lent on to ING Bank	Lent on to NN Group		2013	2012
9.000%	2008	None		EUR	10				10	10
8.500%	2008	15 September 2013	No	USD	2,000	2,000				1,508
8.000%	2008	18 April 2013	No	EUR	1,500	1,050	450		1,501	1,502
7.375%	2007	15 October 2012	No	USD	1,500	500	1,000	(1)	1,025	1,137
6.375%	2007	15 June 2012	No	USD	1,045	1,045			759	792
5.140%	2006	17 March 2016	Yes	GBP	66	66			79	81
5.775%	2005	8 December 2015	Yes	USD	364	364			272	288
6.125%	2005	15 January 2011	No	USD	700	400	300	(1)	486	529
4.176%	2005	8 June 2015	Yes	EUR	169		169		168	168
Variable	2004	30 June 2014	No	EUR	555	555			566	558
6.200%	2003	15 January 2009	No	USD	500	500			353	369
Variable	2003	30 June 2013	No	EUR	430	430			433	427
7.200%	2002	15 December 2007	No	USD	1,100		1,100	(1)	715	820
7.050%	2002	15 September 2007	No	USD	800	800			522	597

									6,889	8,786

(1)	These USD loans to NN Group were converted into EUR loans from 30 September 2013.

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for NN Group (originally issued by ING Verzekeringen N.V.) and Tier 1 capital for ING Bank N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.

2013 – Call of perpetual subordinated loans

In December 2013, ING Group called the USD 2 billion 8.5% Tier 1 hybrid loan.

2011 – Exchange offers

On 12 December 2011, ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of outstanding subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion. Of this amount, EUR 4.8 billion relates to securities issued by ING Groep N.V. and EUR 1.0 billion originally issued by ING Verzekeringen N.V. All tender and exchange offers announced on 12 December 2011 were successfully completed on 23 December 2011 with an average participation of approximately 60%. As part of this initiative, EUR 0.9 billion intercompany debt from ING Bank N.V. to

ING Group Annual Report on Form 20-F 2013	F-60

Notes to the consolidated financial statements continued

ING Groep N.V. was repaid. In addition, ING Groep N.V. issued one new senior bond with a nominal value of EUR 0.7 billion and ING Bank issued two new senior bonds with a nominal value of GBP 0.4 billion and EUR 0.4 billion respectively. The overall transaction resulted in a total gain of EUR 955 million (EUR 716 million after tax), including related hedge results and transaction costs. This gain was recognised in Other income in 2011. From this amount, EUR 767 million (EUR 574 million after tax) related to ING Groep N.V., EUR 93 million (EUR 71 million after tax) to ING Bank and EUR 95 million (EUR 71 million after tax) to NN Group. This affects the subordinated securities as disclosed in this note and in Note 17 ‘Other borrowed funds’.

Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and NN Group N.V.
	2013	2012
ING Bank N.V.	4,744	6,352
NN Group N.V.	2,401	2,424

	7,145	8,776

16 DEBT SECURITIES IN ISSUE

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

Debt securities in issue – maturities
	2013	2012
Fixed rate debt securities
Within 1 year	37,248	40,485
More than 1 year but less than 2 years	10,327	10,682
More than 2 years but less than 3 years	9,475	11,194
More than 3 years but less than 4 years	7,317	8,955
More than 4 years but less than 5 years	7,836	7,189
More than 5 years	23,899	29,191

Total fixed rate debt securities	96,102	107,696
Floating rate debt securities
Within 1 year	12,642	19,954
More than 1 year but less than 2 years	5,037	5,766
More than 2 years but less than 3 years	2,866	1,845
More than 3 years but less than 4 years	1,591	1,374
More than 4 years but less than 5 years	338	1,548
More than 5 years	9,151	5,253

Total floating rate debt securities	31,625	35,740

Total debt securities	127,727	143,436

The change in Debt securities in issue includes EUR –2,600 million as a result of the classification of ING U.S. as held for sale. Reference is made to Note 59 ‘Other events’.

In 2013, the Debt securities in issue also decreased due to the repurchases of certain government guaranteed debt.

As at 31 December 2013, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 8,081 million (2012: EUR 13,129 million).

Dutch government guaranteed notes

The following bonds are all issued under the Credit Guarantee Scheme of the State of the Netherlands. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme:

•	ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009. The issue was priced at a fixed rate of 3.375%, 75 basis points over mid-swaps. After the repurchase in 2013 (see below) there is a remaining amount of approximately EUR 2.7 billion outstanding on these bonds;

•	ING Bank issued a 5 year USD 2.25 billion fixed rate government guaranteed senior unsecured bond in March 2009. The issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps. After the repurchase in 2013 (see below) there is a remaining amount of approximately USD 1.3 billion outstanding on these bonds; and

•	ING Bank issued a 5 year USD 0.4 billion privately placed government guarantee senior unsecured bond in March 2009 with a floating rate of 3 months USD LIBOR + 145 basis points. This issue has a due date on 27 March 2014.

F-61	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2013 – Repurchase of certain Dutch Government guaranteed notes

In 2013, ING Bank repurchased certain EUR and USD denominated Dutch Government guaranteed notes. One offer was for the EUR-denominated notes with a total principal amount of EUR 4.0 billion (3.375% fixed rate notes due on 3 March 2014). The aggregate principal amount of the notes repurchased was approximately EUR 1.28 billion or 32%, leaving a remaining amount outstanding of approximately EUR 2.72 billion. ING Bank paid a purchase price of EUR 1,022.19 per EUR 1,000 principal amount for the EUR denominated notes. In 2013, a charge of EUR 14 million (EUR 11 million after tax) is recognised in Other income - Other on the EUR-denominated notes.

The second offer was for the USD-denominated notes with a principal amount of USD 2.25 billion (3.90% fixed rate notes due on 19 March 2014). The aggregate principal amount of the notes repurchased was approximately USD 990 million or 44%, leaving a remaining amount outstanding of approximately USD 1.26 billion. ING Bank paid a purchase price of USD 1,026.66 per USD 1,000 principal amount for the USD denominated notes. In 2013, a charge of EUR 11 million (EUR 8 million after tax) is recognised in Other income - Other on the USD-denominated notes. These transactions were settled on 3 July 2013.

Furthermore in 2013, ING Bank repurchased an additional EUR 1.1 billion and USD 500 million of Dutch government guaranteed notes. These repurchases resulted in an additional charge of EUR 11 million (EUR 8 million after tax) and is recognised in Other income - Other.

2012 – Exchanges of certain debt securities

On 8 March 2012, ING launched three separate exchange offers and consent solicitations on a total of three series of senior debt securities originally issued by ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. Holders had the possibility to exchange the original securities into new securities issued by ING Group and/or consent to a modification of existing terms. On average 64% of the holders have accepted the offer to exchange into new securities issued by ING Group. The total nominal amount of the new securities issued by ING Group in exchange for the existing securities originally issued by ING Verzekeringen N.V. securities is EUR 1,654 million. Approximately 6% of the holders, representing EUR 151 million, accepted a modification of the existing terms of the securities. The transactions were completed on 30 March 2012. A charge of EUR 39 million (EUR 30 million after tax) was recognised in 2012. The settlement date of the exchange offers and consent solicitations was on 4 April 2012.

2012 – Private debt offering

On 16 July 2012, ING U.S., Inc. (ING U.S.) completed a private debt offering of USD 850 million principal amount of its 5.5% senior notes due in 2022.

17 OTHER BORROWED FUNDS

Other borrowed funds by remaining term
2013	2014	2015	2016	2017	2018	Years after 2018	Total
Subordinated loans of group companies	105	810	760	1,121	18	6,293	9,107
Preference shares of group companies						379	379
Loans contracted	9	20	15	12		1,122	1,178
Loans from credit institutions	2,762		60			220	3,042

	2,876	830	835	1,133	18	8,014	13,706

Other borrowed funds by remaining term
2012	2013	2014	2015	2016	2017	Years after 2017	Total
Subordinated loans of group companies	678	88	872	2,055	2,062	3,249	9,004
Preference shares of group companies						396	396
Loans contracted	430	814			4	1,806	3,054
Loans from credit institutions	3,284	57		60		868	4,269

	4,392	959	872	2,115	2,066	6,319	16,723

Subordinated loans of group companies relates to capital debentures and private loans which are subordinated to all current and future liabilities of ING Bank N.V.

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

ING Group Annual Report on Form 20-F 2013	F-62

Notes to the consolidated financial statements continued

18 INSURANCE AND INVESTMENT CONTRACTS, REINSURANCE CONTRACTS

The provision for Insurance and investment contracts, net of reinsurance (i.e. the provision for ING Group’s own account) is presented gross in the balance sheet as ‘Insurance and investment contracts’. The related reinsurance is presented as ‘Reinsurance contracts’ under Assets in the balance sheet.

Insurance and investment contracts, reinsurance contracts
	Provision net of reinsurance		Reinsurance contracts		Insurance and investment contracts
	2013	2012	2013	2012	2013	2012
Provision for non-participating life policy liabilities	17,352	62,797	34	5,065	17,386	67,862
Provision for participating life policy liabilities	46,208	47,801	88	87	46,296	47,888
Provision for (deferred) profit sharing and rebates	3,799	7,236		3	3,799	7,239

Life insurance provisions excluding provisions for risk of policyholders	67,359	117,834	122	5,155	67,481	122,989
Provision for life insurance for risk of policyholders	38,038	90,754	49	49	38,087	90,803

Life insurance provisions	105,397	208,588	171	5,204	105,568	213,792
Provision for unearned premiums and unexpired risks	266	265	3	2	269	267
Reported claims provision	2,643	2,621	77	82	2,720	2,703
Claims incurred but not reported (IBNR)	595	558	1	2	596	560

Claims provisions	3,238	3,179	78	84	3,316	3,263

Total provisions for insurance contracts	108,901	212,032	252	5,290	109,153	217,322
Investment contracts for risk of company	810	4,561			810	4,561
Investment contracts for risk of policyholders	1,588	8,067			1,588	8,067
Total provisions for investment contracts	2,398	12,628			2,398	12,628

Total	111,299	224,660	252	5,290	111,551	229,950

The deferred profit sharing amount on unrealised revaluation is included in Provision for (deferred) profit sharing and rebates and amounts to EUR 3,488 million as at 31 December 2013 (2012: EUR 6,304 million).

Changes in life insurance provisions
	Provision net of reinsurance (excluding provision for life insurance for risk of policyholders)		Provision for life insurance for risk of policyholders (net of reinsurance)		Reinsurance contracts		Life insurance provisions
	2013	2012	2013	2012	2013	2012	2013	2012
Opening balance	117,834	146,868	90,754	109,487	5,204	5,774	213,792	262,129
Changes in the composition of the group and other changes	–41,848	–31,577	–54,915	–23,852	–4,770	–244	–101,533	–55,673

	75,986	115,291	35,839	85,635	434	5,530	112,259	206,456
Current year provisions	9,973	13,221	8,459	9,122	490	381	18,922	22,724
Change in deferred profit sharing liability	–2,309	2,889					–2,309	2,889
Prior year provisions
– benefit payments to policyholders	–17,361	–16,074	–15,466	–14,919	–756	–668	–33,583	–31,661
– interest accrual and changes in fair value of liabilities	3,932	4,651			35	38	3,967	4,689
– valuation changes for risk of policyholders			13,519	13,909			13,519	13,909
– effect of changes in other assumptions	151	–275		–77	–2	16	149	–336

	–13,278	–11,698	–1,947	–1,087	–723	–614	–15,948	–13,399
Exchange rate differences	–3,013	–1,869	–4,313	–2,916	–30	–93	–7,356	–4,878

Closing balance	67,359	117,834	38,038	90,754	171	5,204	105,568	213,792

F-63	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Where discounting is used in the calculation of life insurance provisions, the rate is within the range 2.3% to 4.0% (2012: 3.0% to 5.1%) based on weighted averages. The change is mainly due to a change in the composition of the portfolio.

Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 54 ‘Legal proceedings’.

In 2013, Changes in the composition of the group and other changes includes EUR –136,541 million as a result of the classification of ING U.S. as held for sale and EUR 29,445 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

In 2012, ‘Changes in the composition of the group and other changes’ related mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

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

‘Effect of changes in other assumptions’ relates mainly to the assumption refinement for the Insurance US Closed Block VA business. This effect has been included as part of Net result from discontinued operations in the Consolidated profit and loss account.

As at 31 December 2013, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounts to EUR 343 million (2012: EUR 5,920 million). There was no provision for uncollectable reinsurance in 2013 and 2012.

Changes in provision for unearned premiums and unexpired risks
	Provision net of reinsurance		Reinsurance contracts		Provision for unearned premiums and unexpired risks
	2013	2012	2013	2012	2013	2012
Opening balance	265	297	2	4	267	301
Changes in the composition of the group and other changes	2	–10	1	–2	3	–12

	267	287	3	2	270	289
Premiums written	1,642	1,693	40	40	1,682	1,733
Premiums earned during the year	–1,643	–1,715	–40	–40	–1,683	–1,755

Closing balance	266	265	3	2	269	267

Changes in claims provisions
	Provision net of reinsurance		Reinsurance contracts		Claims provisions
	2013	2012	2013	2012	2013	2012
Opening balance	3,179	3,113	84	92	3,263	3,205
Changes in the composition of the group and other changes	1	–36	–1	–2		–38

	3,180	3,077	83	90	3,263	3,167
Additions
– for the current year	1,176	1,213	9	6	1,185	1,219
– for prior years	–86	–39		2	–86	–37
– interest accrual of provision	40	45			40	45

	1,130	1,219	9	8	1,139	1,227
Claim settlements and claim settlement costs
– for the current year	–452	–473	–1	–1	–453	–474
– for prior years	–618	–643	–13	–13	–631	–656

	–1,070	–1,116	–14	–14	–1,084	–1,130
Exchange rate differences	–2	–1			–2	–1

Closing balance	3,238	3,179	78	84	3,316	3,263

ING Group Annual Report on Form 20-F 2013	F-64

Notes to the consolidated financial statements continued

ING Group has an outstanding balance of EUR 35 million as at 31 December 2013 (2012: EUR 36 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, management of ING Group considers facts currently known including current legislation and coverage litigation. Liabilities are recognised for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.

Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2012: 3.0% to 4.0%).

Changes in investment contracts liabilities
	2013	2012
Opening balance	12,628	13,198
Changes in the composition of the group and other changes	–9,504	53

	3,124	13,251
Current year liabilities	3,773	8,865
Prior year provisions
– payments to contract holders	–4,522	–9,471
– interest accrual	13	30
– valuation changes investments	69	129

	–4,440	–9,312
Exchange rate differences	–59	–176

Closing balance	2,398	12,628

In 2013, Changes in the composition of the group and other changes includes EUR –9,402 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Gross claims development table
	Accident year
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Estimate of cumulative claims:
At the end of accident year	1,096	1,109	1,100	1,020	1,078	1,200	1,169	1,217	1,232	1,217
1 year later	979	1,041	1,057	923	1,060	1,213	1,198	1,244	1,182
2 years later	856	940	978	859	1,033	1,153	1,159	1,191
3 years later	840	911	965	861	1,032	1,146	1,157
4 years later	843	896	974	842	1,024	1,129
5 years later	836	893	960	837	1,041
6 years later	834	875	965	849
7 years later	834	875	970
8 years later	828	875
9 years later	835

Estimate of cumulative claims	835	875	970	849	1,041	1,129	1,157	1,191	1,182	1,217	10,446
Cumulative payments	–721	–775	–841	–679	–820	–867	–866	–793	–699	–453	–7,514

	114	100	129	170	221	262	291	398	483	764	2,932
Effect of discounting	–6	–13	–15	–24	–30	–32	–39	–54	–50	–34	–297

Liability recognised	108	87	114	146	191	230	252	344	433	730	2,635
Liability relating to accident year prior to 2004											681

Total amount recognised in the balance sheet											3,316

The Group applies the exemption in IFRS-IASB not to present Gross claims development for annual periods beginning before 1 January 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.

F-65	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

19 AMOUNTS DUE TO BANKS

Amounts due to banks includes non-subordinated debt due to banks, other than amounts in the form of debt securities.

Amounts due to banks by type
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Non-interest bearing	1,536	1,777	620	423	2,156	2,200
Interest bearing	5,807	11,967	19,294	24,537	25,101	36,504

	7,343	13,744	19,914	24,960	27,257	38,704

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

In 2013 excess cash in the banking operations was used to redeem short-term professional funding.

20 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT

Customer deposits and other funds on deposit
	2013	2012
Savings accounts	289,838	277,766
Credit balances on customer accounts	127,073	120,708
Corporate deposits	56,528	55,268
Other	881	1,261

	474,320	455,003

Customer deposits and other funds on deposit by type
	Netherlands		International		Total
	2013	2012	2013	2012	2013	2012
Non-interest bearing	12,277	12,938	9,589	8,888	21,866	21,826
Interest bearing	150,403	142,074	302,051	291,103	452,454	433,177

	162,680	155,012	311,640	299,991	474,320	455,003

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business.

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

ING Group Annual Report on Form 20-F 2013	F-66

Notes to the consolidated financial statements continued

21 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial liabilities at fair value through profit and loss
	2013	2012
Trading liabilities	73,491	83,652
Non-trading derivatives	11,155	18,752
Designated as at fair value through profit and loss	13,855	13,399

	98,501	115,803

The change in Financial liabilities at fair value through profit and loss includes EUR –2,271 million as a result of the classification of ING U.S. as held for sale and EUR 1,232 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

The decrease in Financial liabilities at fair value through profit and loss is mainly due to a decrease in the fair value of derivatives (as long-term interest rates increased) and by optimising the trading derivatives portfolio which is partly offset by increased repurchase funding.

Trading liabilities by type
	2013	2012
Equity securities	3,713	3,262
Debt securities	7,396	7,594
Funds on deposit	32,880	20,661
Derivatives	29,502	52,135

	73,491	83,652

Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ for information on trading assets.

Reference is made to Note 51 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives by type
	2013	2012
Derivatives used in:
– fair value hedges	–143	2,533
– cash flow hedges	4,385	6,439
– hedges of net investments in foreign operations	52	71
Other non-trading derivatives	6,861	9,709

	11,155	18,752

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss by type
	2013	2012
Debt securities	12,415	11,826
Funds entrusted	536	513
Subordinated liabilities	904	1,060

	13,855	13,399

In 2013, the change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk is EUR –129 million (2012: EUR –633 million) and EUR –167 million (2012: EUR –38 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 13,427 million (2012: EUR 12,987 million).

F-67	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

22 OTHER LIABILITIES

Other liabilities by type
	2013	2012	2011
Deferred tax liabilities	–141	1,155	2,174
Income tax payable	440	956	858
Net defined benefit liability	336	799	654
Other post-employment benefits	136	220	255
Other staff-related liabilities	558	650	1,111
Other taxation and social security contributions	833	918	898
Deposits from reinsurers	58	869	1,015
Accrued interest	7,876	10,569	11,698
Costs payable	1,749	2,160	2,401
Amounts payable to brokers	4	50	72
Amounts payable to policyholders	464	2,139	2,171
Reorganisation provisions	575	919	600
Other provisions	367	622	634
Share-based payment plan liabilities	44	47	39
Prepayments received under property under development		21	83
Amounts to be settled	4,258	4,832	5,442
Other	2,839	3,975	3,381

	20,396	30,901	33,486

The change in Other liabilities includes is EUR –4,451 million as a result of the classification of ING U.S. as held for sale and is EUR 1,093 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Disclosures in respect of Net defined benefit liabilities are provided in Note 44 ‘Pension and other post-employment benefits’ and deferred tax liabilities are provided in Note 45 ‘Taxation’.

The provision for the estimated cost of the agreement with regard to unit-linked policies is included in Note 18 ‘Insurance and investment contracts, reinsurance contracts’.

Other staff-related liabilities

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions and disability/illness provisions.

Reorganisation provisions

Changes in reorganisation provision
	2013	2012
Opening balance	919	600
Additions	320	837
Releases	–66	–23
Charges	–580	–485
Exchange rate differences	–4	2
Changes in the composition of the group and other changes	–14	–12

Closing balance	575	919

In general, Reorganisation provisions are of a short-term nature.

In 2013, Changes in the composition of the group and other changes includes EUR –10 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’. Additions to the reorganisation provision are mainly related to the restructurings for Retail banking in the Netherlands, Commercial banking.

In 2013, a reorganisation provision of EUR 167 million is recognised in the segment Retail Netherlands and Commercial Banking as a result of further measures that have been taken to accelerate the cost savings program. These measures are expected to result in a further reduction of the workforce of around 300 FTEs.

ING Group Annual Report on Form 20-F 2013	F-68

Notes to the consolidated financial statements continued

In addition, in 2013, a reorganisation provision of EUR 61 million is recognised at ING Belgium (banking operations) related to an expected reduction of the workforce of around 1,100 FTE’s over a period of two years.

In 2012, a reorganisation provision of EUR 233 million was recognised in the segment Retail Netherlands (Bank) mainly as a result of entering the second phase of the transformation program. The transformation program aims to streamline IT systems as well as the further development and integration of ING’s mobile banking services. These measures are expected to result in a further reduction of the workforce of around 1,400 FTE’s (of which 400 external FTE’s) over a period of three years.

In 2012, a reorganisation provision of EUR 191 million was recognised in the segment Commercial Banking following a strategic review of the business portfolio through right-sizing of the equities business, run-off of certain leasing units and further operational improvements in several businesses. These measures are expected to result in a reduction of the workforce of around 1,000 FTE’s over a period of three years.

In 2012, a reorganisation provision of EUR 172 million was recognised in the segment Insurance Benelux and EUR 27 million was recognised in the Corporate line Insurance following the initiative to accelerate the transformation program in preparation for the stand-alone future of NN Group. In response to changing customer preferences and market dynamics, NN Group is undertaking actions to increase its agility in the current operating environment by delayering the support staff structure in the Netherlands and sharpen the strategic focus of its business units, in particular Nationale-Nederlanden (NN). These measures are expected to result in a reduction of the workforce of around 1,350 FTE’s over a period of two years.

In 2012, an additional reorganisation provision of EUR 55 million was recognised in the segment Insurance Benelux for the strategic initiatives announced in 2011. The main goals of the strategic initiative are to regain customer trust, diversify distribution channels, implement a new product range and increase efficiency. In 2012, the reorganisation measures resulted in a reduction of the workforce of 470 FTE’s.

Each of these initiatives will be implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at balance sheet date represent the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2013	2012	2013	2012	2013	2012
Opening balance	219	296	403	338	622	634
Additions	20	9	22	248	42	257
Releases	–40	–27	–26	–38	–66	–65
Charges	–6	–40	–254	–33	–260	–73
Exchange rate differences	–6	–1	–16	–7	–22	–8
Changes in the composition of the group and other changes	–9	–18	60	–105	51	–123

Closing balance	178	219	189	403	367	622

In general, Other provisions are of a short-term nature.

The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Other

Other mainly relates to year-end accruals in the normal course of business.

F-69	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

23 INTEREST RESULT BANKING OPERATIONS

Interest result banking operations
	2013	2012	2011
Interest income on loans	21,570	24,798	26,415
Interest income on impaired loans	15	41	61

Total interest income on loans	21,585	24,839	26,476
Interest income on available-for-sale securities	2,070	2,507	3,463
Interest income on held-to-maturity securities	158	297	400
Interest income on trading portfolio	19,882	24,616	27,480
Interest income on non-trading derivatives (no hedge accounting)	1,175	1,578	1,536
Interest income on non-trading derivatives (hedge accounting)	6,675	6,297	5,652
Other interest income	–151	–131	–358

Interest income banking operations	51,394	60,003	64,649
Interest expense on deposits by banks	440	623	902
Interest expense on customer deposits and other funds on deposit	6,618	9,140	9,383
Interest expense on debt securities	3,197	3,822	3,435
Interest expense on subordinated loans	1,347	1,422	1,625
Interest expense on trading liabilities	19,369	24,048	27,209
Interest expense on non-trading derivatives (no hedge accounting)	1,205	1,528	1,658
Interest expense on non-trading derivatives (hedge accounting)	7,873	7,905	7,513
Other interest expense	–356	–369	–525

Interest expense banking operations	39,693	48,119	51,200

Interest result banking operations	11,701	11,884	13,449

Interest margin
in percentages	2013	2012	2011
Interest margin	1.41	1.30	1.41

In 2013, the decrease in total average assets, partly attributable to the disposal of ING Direct Canada and ING Direct UK, and the sale and transfer of assets of WestlandUtrecht Bank to NN Group, leads to a decrease of EUR 1,070 million in the interest result. In addition, an improvement of the interest margin of 11 basis points led to an EUR 888 million increase in the interest result.

In 2012, the decrease in total average assets, partly attributable to the disposal of ING Direct USA and ING Direct Canada, led to a decrease of EUR 578 million in the interest result. In addition a decrease of 11 basis points of the interest margin led to a decrease in the interest result of EUR 988 million.

In 2011, the growth in average total assets led to an increase of the interest result of EUR 135 million and the decrease of the interest margin by 2 basis points led to a decrease of the interest result with EUR 139 million.

ING Group Annual Report on Form 20-F 2013	F-70

Notes to the consolidated financial statements continued

24 GROSS PREMIUM INCOME

Gross premium income
	2013	2012	2011
Gross premium income from life insurance policies	7,848	8,973	9,597
Gross premium income from non-life insurance policies	1,682	1,733	1,695

	9,530	10,706	11,292

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.

Effect of reinsurance on premiums written
	Non-life			Life			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Direct gross premiums written	1,656	1,709	1,672	7,842	8,973	9,592	9,498	10,682	11,264
Reinsurance assumed gross premiums written	26	24	23	6	–1	5	32	23	28

Total gross premiums written	1,682	1,733	1,695	7,848	8,972	9,597	9,530	10,705	11,292
Reinsurance ceded	–40	–40	–39	–103	–100	–103	–143	–140	–142

	1,642	1,693	1,656	7,745	8,872	9,494	9,387	10,565	11,150

Effect of reinsurance on non-life premiums earned
	2013	2012	2011
Direct gross premiums earned	1,657	1,731	1,699
Reinsurance assumed gross premiums earned	26	24	23

Total gross premiums earned	1,683	1,755	1,722
Reinsurance ceded	–40	–40	–39

	1,643	1,715	1,683

See Note 31 ‘Underwriting expenditure’ for disclosure on reinsurance ceded.

F-71	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

25 INVESTMENT INCOME

Investment income by banking and insurance operations
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Income from real estate investments	23	16	24	50	54	50	73	70	74
Dividend income	94	64	49	180	196	213	274	260	262

	117	80	73	230	250	263	347	330	336
Income from investments in debt securities				1,922	2,088	2,146	1,922	2,088	2,146
Income from loans
– unsecured loans				176	216	268	176	216	268
– mortgage loans				410	417	422	410	417	422
– policy loans				8	9	9	8	9	9
– other				128	25	100	128	25	100

Income from investments in debt securities and loans				2,644	2,755	2,945	2,644	2,755	2,945
Realised gains/losses on disposal of debt securities	129	209	91	185	–117	-35	314	92	56
Impairments of available-for-sale debt securities	–1	–16	–734		–15	-584	–1	–31	–1,318
Reversal of impairments of available-for-sale debt securities	2		74				2		74

Realised gains/losses and impairments of debt securities	130	193	-569	185	–132	-619	315	61	–1,188
Realised gains/losses on disposal of equity securities	61	367	39	127	444	368	188	811	407
Impairments of available-for-sale equity securities	–3	–22	–65	–172	–144	–173	–175	–166	–238

Realised gains/losses and impairments of equity securities	58	345	–26	-45	300	195	13	645	169
Interest on non-trading derivatives				604	530	334	604	530	334
Change in fair value of real estate investments		–11	–22	–5	–50	1	–5	–61	–21

Investment income	305	607	–544	3,613	3,653	3,119	3,918	4,260	2,575

In 2012, ING sold all of its shares in Capital One Financial Corporation. The transaction resulted in a gain of EUR 323 million (before and after tax) and was recognised in Realised gains/losses on disposal of equity securities. Reference is made to Note 55 ‘Companies and businesses acquired and divested’.

In 2011, an impairment of EUR 978 million was recognised on Greek government bonds and an impairment of EUR 189 million was recognised on subordinated debt from Irish banks. Both are included in Impairments of available-for-sale debt securities. Reference is made to the ‘Risk management’ section for further information on these impairments.

ING Group Annual Report on Form 20-F 2013	F-72

Notes to the consolidated financial statements continued

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income. This can be specified for each segment as follows:

Impairments/ reversals of impairments on investments per segment
	Impairments			Reversal of impairments
	2013	2012	2011	2013	2012	2011
Retail Belgium		–1	–22
Retail Germany			–135
Retail Rest of World			–328			30
Commercial Banking	–3	–26	–301	2		44
Netherlands Life	–156	–131	–281
Netherlands Non-life	–10	–9	–42
Insurance Europe	–3	–16	–425
Japan Life		–1
Corporate Line Banking	–1	–11	–13
Insurance Other	–3	–2	–9

	–176	–197	–1,556	2		74

26 RESULT ON DISPOSALS OF GROUP COMPANIES

Result on disposals of group companies
	2013	2012	2011
ING Hipotecaria	–64
ING Direct USA	5	743
ING Direct Canada	1	1,124
ING Direct UK	10	–260
Clarion Real Estate Securities			182
ING REIM Asia and Europe			245
ING Car Lease			347
Clarion Partners			39
Other	30	–3	–12

	–18	1,604	801

In 2013, the result on the disposal of the insurance and investment management business in Hong Kong, Macau and Thailand and ING Life Korea (2012: Malaysian operations; 2011: Latin American operations) is not included above but included in the Result on disposal of discontinued operations. Reference is made to Note 36 ‘Discontinued operations’ and Note 55 ‘Companies and businesses acquired and divested’.

27 COMMISSION INCOME

Gross fee and commission income
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Funds transfer	982	956	916				982	956	916
Securities business	529	511	681				529	511	681
Insurance broking	152	164	161	89	97	99	241	261	260
Asset management fees	113	90	310	716	687	755	829	777	1,065
Brokerage and advisory fees	334	337	347	3	6	6	337	343	353
Other	1,193	1,009	1,012	123	84	476	1,316	1,093	1,488

	3,303	3,067	3,427	931	874	1,336	4,234	3,941	4,763

Asset management fees related to the management of investments held for the risk of policyholders of EUR 36 million (2012: EUR 7 million; 2011: EUR 7 million) are included in Commission income. The decrease in asset management fees in 2012 is explained by the sale of ING REIM in 2011.

Other includes commission fees of EUR 215 million (2012: EUR 230 million; 2011: EUR 183 million) in respect of bank guarantees and commission fees of EUR 27 million (2012: EUR 17 million; 2011: EUR 26 million) in respect of underwriting syndication loans.

F-73	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Fee and commission expenses
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Funds transfer	365	336	313				365	336	313
Securities business	111	98	126				111	98	126
Management fees	28	9	9	19	28	65	47	37	74
Brokerage and advisory fees	81	85	68			1	81	85	69
Other	514	441	460	251	261	588	765	702	1,048

	1,099	969	976	270	289	654	1,369	1,258	1,630

28 VALUATION RESULTS ON NON-TRADING DERIVATIVES

Valuation results on non-trading derivatives includes the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. In addition, Valuation results on non-trading derivatives includes the results on assets and liabilities designated as at fair value through profit and loss.

Valuation results on non-trading derivatives
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Change in fair value of derivatives relating to
– fair value hedges	–935	428	427	–6	6	–3	–941	434	424
– cash flow hedges (ineffective portion)	4	17	–1	50	–13	–16	54	4	–17
– other non-trading derivatives	2,151	–858	–1,698	–2,662	–2,287	1,041	–511	–3,145	–657

Net result on non-trading derivatives	1,220	–413	–1,272	–2,618	–2,294	1,022	–1,398	–2,707	–250
Change in fair value of assets and liabilities (hedged items)	843	–320	–394	3	–6	4	846	–326	–390
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	–53	–1,101	504	–276	–277	–1	–329	–1,378	503

Net valuation results	2,010	–1,834	–1,162	–2,891	–2,577	1,025	–881	–4,411	–137

Included in the Valuation results on non-trading derivatives are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. For insurance operations, these derivatives hedge exposures in Insurance contract liabilities. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. The change in fair value of the derivatives is largely offset by changes in Insurance contract liabilities, which are included in Underwriting expenditure. Reference is made to Note 31 ‘Underwriting expenditure’.

Valuation results on non-trading derivatives are reflected in the Consolidated statement of cash flows in the line ‘Result before tax - Adjusted for: other’.

The Valuation results on assets and liabilities designated as at fair value through profit and loss includes fair value changes on private equity funds and certain issued debt securities. Valuation results on assets and liabilities designated as at fair value through profit and loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 21 ‘Financial liabilities at fair value through profit and loss’. Market conditions includes in particular credit spread developments.

In 2013, for the Banking operations, Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading) includes fair value adjustments on own issued notes amounting to EUR 136 negative (2012: EUR 1,067 million negative), of which DVA adjustment on own issued notes in 2013 amounted to EUR 129 million negative (2012: EUR 633 million negative).

ING Group Annual Report on Form 20-F 2013	F-74

Notes to the consolidated financial statements continued

29 NET TRADING INCOME

Net trading income
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Securities trading results	129	252	–133	109	91	37	238	343	–96
Foreign exchange transactions results	–138	–142	–374	108	482	–178	–30	340	–552
Derivatives trading results	411	899	882				411	899	882
Other	81	113	–49	–30	–33	25	51	80	–24

	483	1,122	326	187	540	–116	670	1,662	210

Securities trading results includes the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures and forward contracts. Foreign exchange transactions results include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities.

The portion of trading gains and losses relating to trading securities still held as at 31 December 2013 amounts to EUR –105 million (2012: EUR 118 million; 2011: EUR –66 million).

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING Bank offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING Bank provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING Bank as part of its own regular treasury activities, but also relate to the role that ING Bank plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ and Note 21 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

In 2013, for the Banking operations, Net trading income - Derivatives trading results includes EUR 243 million positive CVA/DVA adjustments on trading derivatives, compared with EUR 64 million positive CVA/DVA adjustment in 2012.

30 OTHER INCOME

Other income
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net operating lease income	1	1	176				1	1	176
Income from real estate development projects	32	22	31				32	22	31
Other	137	–399	909	38	–22	109	175	–421	1,018

	170	–376	1,116	38	–22	109	208	–398	1,225

Net operating lease income comprises income of EUR 18 million (2012: EUR 2 million; 2011: EUR 772 million) and depreciation of EUR 17 million (2012: EUR 1 million; 2011: EUR 596 million).

In 2013, Other income - Other includes EUR 100 million result (before tax) on the unwinding of the Illiquid Assets Back-up Facility. Reference is made to Note 58 ‘Related parties’.

In 2012, Other income - Other included losses on disposal of Loans and advances to customers of EUR 618 million.

In 2011, Other income - Other included a gain of EUR 955 million on the repurchase of subordinated loans as disclosed in Note 15 ‘Subordinated loans’.

F-75	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

31 UNDERWRITING EXPENDITURE

Underwriting expenditure
	2013	2012	2011
Gross underwriting expenditure
– before effect of investment result for risk of policyholders	8,655	10,350	13,238
– effect of investment result risk of policyholders	4,930	5,517	206

	13,585	15,867	13,444
Investment result for risk of policyholders	–4,930	–5,517	–206
Reinsurance recoveries	–70	–72	–79

Underwriting expenditure	8,585	10,278	13,159

The investment income and valuation results regarding investments for risk of policyholders is EUR 4,930 million (2012: EUR 5,517 million; 2011: EUR 206 million). This amount is not recognised in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but in Underwriting expenditure. As a result it is shown together with the equal amount of change in insurance provisions for risk of policyholders.

Underwriting expenditure by class
	2013	2012	2011
Expenditure from life underwriting
Reinsurance and retrocession premiums	103	100	103
Gross benefits	11,576	10,861	9,250
Reinsurance recoveries	–58	–61	–72
Change in life insurance provisions	–6,429	–2,592	1,830
Costs of acquiring insurance business	1,863	496	474
Other underwriting expenditure	92	75	84
Profit sharing and rebates	51	24	114

	7,198	8,903	11,783
Expenditure from non-life underwriting
Reinsurance and retrocession premiums	40	40	39
Gross claims	1,077	1,103	1,086
Reinsurance recoveries	–12	–12	–9
Change in provision for unearned premiums	–1	–22	–27
Change in claims provision	70	109	5
Costs of acquiring insurance business	258	263	261
Other underwriting expenditure	1		–2

	1,433	1,481	1,353
Expenditure from investment contracts
Costs of acquiring investment contracts	1	2	3
Other changes in investment contract liabilities	–47	–108	20

	–46	–106	23

	8,585	10,278	13,159

Profit sharing and rebates
	2013	2012	2011
Distributions on account of interest or underwriting results	–26	–28	21
Bonuses added to policies	77	52	93

	51	24	114

The total Cost of acquiring insurance business (life and non-life) and investment contracts amounted to EUR 2,122 million (2012: EUR 761 million; 2011: EUR 738 million). This includes amortisation and unlocking of DAC of EUR 1,892 million (2012: EUR 1,066 million; 2011: EUR 1,702 million) and the net amount of commissions paid of EUR 854 million (2012: EUR 1,369 million; 2011: EUR 622 million) and commissions capitalised in DAC of EUR 624 million (2012: EUR 1,674 million; 2011: EUR 1,586 million). In 2013, Cost of acquiring insurance business includes the reduction of DAC of EUR 1,405 million for Japan Closed Block VA as explained below.

ING Group Annual Report on Form 20-F 2013	F-76

Notes to the consolidated financial statements continued

The total amount of commission paid and commission payable with regard to the insurance operations amounted to EUR 841 million (2012: EUR 897 million; 2011: EUR 903 million). This includes the commissions recognised in Costs of acquiring insurance business of EUR 853 million (2012: EUR 1,369 million; 2011: EUR 623 million) referred to above and commissions recognised in Other underwriting expenditure of EUR –13 million (2012: EUR –472 million; 2011: EUR 280 million). Other underwriting expenditure also includes reinsurance commissions received of EUR 16 million (2012: EUR 23 million; 2011: EUR 26 million).

In ‘Change in life insurance provisions in 2013’ includes EUR 177 million as a result of the refined market interest rate assumption that is used in determining certain components of the insurance liabilities for the separate account pension business in the Netherlands.

As set out in the section ‘Principles of valuation and determination of results – Insurance, investment and reinsurance contracts’, ING applies, for certain specific products or components thereof, the option in IFRS 4 to measure (components of) the provisions for liabilities under insurance contracts using market-consistent interest rates and other current estimates and assumptions. This relates mainly to certain guarantees embedded in insurance contracts in Japan. The impact of these market-consistent assumptions is reflected in ‘Underwriting expenditure – Change in life insurance provisions’.

This impact was largely offset by the impact of related hedging derivatives. As disclosed in Note 28 ‘Valuation results on non-trading derivatives’, the valuation results on non-trading derivatives include the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. For insurance operations, these derivatives hedge exposures in Insurance contract liabilities. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. The change in fair value of the derivatives is largely offset by changes in Insurance contract liabilities, which are included in Underwriting expenditure.

The ‘Change in life insurance provision’ in 2013 includes a larger release from Insurance provisions compared to 2012 following an increase in benefit payments and lower premium income. ‘Underwriting expenditure – Gross benefits’ increased by EUR 716 million in 2013 compared to 2012, which was largely offset by lower ‘Changes in life insurance provisions’. Gross premium income in 2013 was EUR 1,175 million lower compared to 2012. Furthermore, ‘Change in life insurance provision’ in 2013 includes a release of EUR 867 million related to Japan Closed block VA as explained below.

In 2013, the separate reporting of the Japan Closed Block VA business line triggered a charge of EUR 575 million before tax to restore the reserve inadequacy of that business line to the 50% confidence level. This charge includes a reduction of DAC of EUR 1,405 million (included in ‘Underwriting expenditure – Costs of acquiring insurance business’, which is partly offset by a release of the life insurance provision related to unearned revenues of EUR 867 million (included in ‘Underwriting expenditure – Change in life insurance provisions). Reference is made to Note 59 ‘Other events’.

32 INTANGIBLE AMORTISATION AND OTHER IMPAIRMENTS

Intangible amortisation and (reversals of) impairments
	Impairment losses			Reversals of impairments			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Property and equipment	30	24	30	–5	–7	–11	25	17	19
Property development	84	161	216	–6			78	161	216
Goodwill		48	32					48	32
Software and other intangible assets	9	7	50				9	7	50

(Reversals of) other impairments	123	240	328	–11	–7	–11	112	233	317
Amortisation of other intangible assets							34	39	45

							146	272	362

In 2013, EUR 78 million impairments are recognised on Property development (Commercial Banking segment) relating to various real estate development projects (especially Europe and Australia). The unfavourable economic circumstances in these regions and projects resulted in lower expected sales prices.

In 2012, impairments on Property development relate to various real estate development projects (including mainly the United Kingdom, Belgium, Spain and Germany) due to worsening market conditions. In 2011, impairments on Property development were recognised due to the sale or termination of large projects in Germany, the Netherlands and on the reassessment of Dutch and Spanish real estate development projects.

In 2012, a goodwill impairment of EUR 48 million (2011: EUR 32 million) is recognised. Reference is made to Note 10 ‘Intangible assets’.

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.

F-77	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

33 STAFF EXPENSES

Staff expenses
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Salaries	3,247	3,418	3,705	747	759	799	3,994	4,177	4,504
Pension costs	255	–249	185	67	–145	35	322	–394	220
Other staff-related benefit costs	–24	9	–2	–8	34	5	–32	43	3
Social security costs	512	532	525	101	105	95	613	637	620
Share-based compensation arrangements	67	106	119	11	16	15	78	122	134
External employees	636	625	683	206	207	139	842	832	822
Education	60	63	69	14	17	15	74	80	84
Other staff costs	167	199	219	43	42	18	210	241	237

	4,920	4,703	5,503	1,181	1,035	1,121	6,101	5,738	6,624

In 2013 and 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for relevant employees amounts to EUR 21.7 million (2012: EUR 21.9 million), which is included in the table above.

Number of employees
	Netherlands			International			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Continuing operations - average number of employees at full time equivalent basis (1)	22,372	24,940	26,332	52,145	54,450	57,944	74,517	79,390	84,276
Discontinued operations - average number of employees at full time equivalent basis				9,173	13,182	20,143	9,173	13,182	20,143

Total average number of employees at full time equivalent basis	22,372	24,940	26,332	61,318	67,632	78,087	83,690	92,572	104,419

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

Share-based compensation arrangements includes EUR 61 million (2012: EUR 100 million; 2011: EUR 110 million) relating to equity-settled share-based payment arrangements and EUR 61 million (2012: EUR 22 million; 2011: EUR 24 million) relating to cash-settled share-based payment arrangements.

In 2012, Pension costs includes a release (curtailment) of EUR 351 million (EUR 468 million before tax) due to a change to a new pension scheme. Reference is made to Note 44 ‘Pension and other post-employment benefits’.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 58 ‘Related parties’.

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

ING grants three types of share awards, deferred shares, performance shares and upfront shares. The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional. In addition to the employment condition, the performance shares contain a performance condition. The number of ING depositary receipts that would ultimately be granted at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares, with retention periods as soon as it becomes unconditional, were awarded to the Management Board members of ING Bank and NN Group, as well as Identified staff. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

The information presented below on stock options and share plans includes personnel employed by entities that are presented as continuing operations as well as held for sale and discontinued operations.

ING Group Annual Report on Form 20-F 2013	F-78

Notes to the consolidated financial statements continued

In 2013, no share awards (2012: nil; 2011: nil) were granted to the members of the Executive Board of ING Groep N.V., 553,600 share awards (2012: 643,644; 2011: 154,440) were granted to the Management Boards of ING Bank and NN Group. To senior management and other employees 10,403,613 share awards (2012: 19,802,692; 2011: 20,135,968) were granted. In 2013, members of the Management Board, senior management and other employees of ING U.S. received Voya shares instead of the share awards of ING Groep N.V. they received previously.

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

As at 31 December 2013, ING Group holds no own shares in order to fulfil its obligations with regard to the existing stock option plan. As at 31 December 2012: 26,429,948 own shares (2011: 42,126,329) were held in connection with the option plan.

The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Changes in option rights outstanding
	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2013	2012	2011	2013	2012	2011
Opening balance	85,193,177	108,138,551	124,836,694	14.77	15.20	15.73
Exercised	–5,776,911	–3,490,981	–1,111,930	4.53	2.90	3.97
Forfeited	–1,179,734	–1,480,805	–2,698,596	12.78	11.05	12.78
Expired	–9,944,090	–17,973,588	–12,887,617	12.34	19.92	22.03

Closing balance	68,292,442	85,193,177	108,138,551	16.02	14.77	15.20

As per 31 December 2013 total options outstanding consists of 55,321,834 options (2012: 70,135,050; 2011: 90,620,708) relating to equity-settled share-based payment arrangements and 12,970,608 options (2012: 15,058,127; 2011: 17,517,843) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2013 is EUR 8.24 (2012: EUR 6.15; 2011: EUR 8.09).

Changes in option rights non-vested
	Options non-vested (in numbers)			Weighted average grant date fair value (in euros)
	2013	2012	2011	2013	2012	2011
Opening balance	15,716,032	32,418,754	51,596,578	3.26	2.65	3.08
Vested	–15,243,423	–15,815,049	–17,389,468	3.27	2.03	3.90
Forfeited	–472,609	–887,673	–1,788,356	3.23	2.73	3.05

Closing balance	0	15,716,032	32,418,754	0.00	3.26	2.65

Summary of stock options outstanding and exercisable
2013 Range of exercise price in euros	Options outstanding as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	6,646,603	4.63	2.88	6,646,603	4.63	2.88
5.00 – 10.00	12,487,960	6.21	7.37	12,487,960	6.21	7.37
10.00 – 15.00	6,249,261	0.33	14.33	6,249,261	0.33	14.33
15.00 – 20.00	23,127,059	2.56	17.31	23,127,059	2.56	17.31
20.00 – 25.00	9,010,163	2.80	24.57	9,010,163	2.80	24.57
25.00 – 30.00	10,771,396	2.29	25.18	10,771,396	2.29	25.18

	68,292,442			68,292,442

F-79	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Summary of stock options outstanding and exercisable
2012 Range of exercise price in euros	Options outstanding as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	10,586,734	5.49	2.88	10,586,734	5.49	2.88
5.00 – 10.00	21,728,644	5.35	7.92	6,012,612	0.47	9.41
10.00 – 15.00	6,732,540	1.32	14.28	6,732,540	1.32	14.28
15.00 – 20.00	24,938,253	3.58	17.30	24,938,253	3.58	17.30
20.00 – 25.00	9,724,341	3.83	24.57	9,724,341	3.83	24.57
25.00 – 30.00	11,482,665	3.28	25.18	11,482,665	3.28	25.18

	85,193,177			69,477,145

Summary of stock options outstanding and exercisable
2011 Range of exercise price in euros	Options outstanding as at 31 December 2011	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2011	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	14,723,297	6.68	2.88		0.00	0.00
5.00 – 10.00	23,647,407	6.45	7.90	5,951,950	1.18	9.46
10.00 – 15.00	7,334,880	2.32	14.29	7,334,880	2.32	14.29
15.00 – 20.00	28,639,179	4.36	17.20	28,639,179	4.36	17.20
20.00 – 25.00	21,190,454	2.48	23.56	21,190,454	2.48	23.56
25.00 – 30.00	12,603,334	4.30	25.18	12,603,334	4.30	25.18

	108,138,551			75,719,797

As at 31 December 2013, the aggregate intrinsic values of options outstanding and exercisable are EUR 82 million (2012: EUR 44 million) and EUR 82 million (2012: EUR 44 million), respectively.

As at 31 December 2013, total unrecognised compensation costs related to stock options amounted to nil (2012: EUR 3 million;

2011: EUR 24 million). Cash received from stock option exercises for the year ended 31 December 2013 EUR 22 million (2012: EUR 8 million; 2011: EUR 4 million).

The fair value of options granted is recognised as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined using a Monte Carlo simulation. This model takes the risk free interest rate into account (2.0% to 4.6%), as well as the expected life of the options granted (5 to 9 years), the exercise price, the current share price (EUR 2.90 – EUR 26.05), the expected volatility of the certificates of ING Groep N.V. shares (25% – 84%) and the expected dividend yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2013	2012	2011	2013	2012	2011
Opening balance	49,416,632	48,022,886	35,040,106	7.78	7.90	7.25
Granted	10,957,213	20,446,336	20,290,408	5.80	6.53	9.78
Performance effect	788,196	–1,274,485	–1,610,321	10.25	9.41	11.27
Vested	–33,757,098	–15,530,788	–3,636,399	7.61	6.29	10.79
Forfeited	–2,344,951	–2,247,317	–2,060,908	7.80	8.23	7.56

Closing balance	25,059,992	49,416,632	48,022,886	7.23	7.78	7.90

As at 31 December 2013 the share awards consists of 21,993,875 share awards (2012: 43,632,814; 2011: 41,150,790) relating to equity-settled share-based payment arrangements and 3,066,117 share awards (2012: 5,783,818; 2011: 6,872,096) relating to cash-settled share-based payment arrangements.

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

As at 31 December 2013 total unrecognised compensation costs related to share awards amount to EUR 53 million (2012: EUR 102 million; 2011: EUR 149 million). These costs are expected to be recognised over a weighted average period of 1.5 years (2012: 1.2 years; 2011: 1.5 years).

ING Group Annual Report on Form 20-F 2013	F-80

Notes to the consolidated financial statements continued

34 OTHER INTEREST EXPENSES

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.

In 2013, total interest income and total interest expense for items not valued at fair value through profit and loss were EUR 33,526 million (2012: EUR 32,373 million; 2011: EUR 34,796 million) and EUR 18,658 million (2012: EUR 15,702 million; 2011: EUR 16,098 million) respectively. Net interest income of EUR 14,429 million is presented in the following lines in the profit and loss account.

Total net interest income
	2013	2012	2011
Interest result banking operations 23	11,701	11,884	13,449
Investment income – insurance operations 25	3,189	3,283	3,279
Other interest expenses	–461	–464	–380

	14,429	14,703	16,348

35 OTHER OPERATING EXPENSES

Other operating expenses
	Banking operations			Insurance operations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Depreciation of property and equipment	345	361	371	37	31	29	382	392	400
Amortisation of software	234	214	332	55	50	36	289	264	368
Computer costs	695	725	707	219	203	173	914	928	880
Office expenses	649	713	737	134	138	144	783	851	881
Travel and accommodation expenses	146	157	120	17	23	35	163	180	155
Advertising and public relations	404	496	594	51	51	49	455	547	643
External advisory fees	223	255	332	116	172	198	339	427	530
Postal charges	79	80	82	9	3	–1	88	83	81
Addition/(releases) of provision for reorganisations and relocations	222	458	387	33	253	43	255	711	430
Other	763	1,257	736	181	309	389	944	1,566	1,125

	3,760	4,716	4,398	852	1,233	1,095	4,612	5,949	5,493

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 219 million (2012: EUR 245 million; 2011: EUR 150 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

For Addition/(releases) of provision for reorganisations and relocations reference is made to the disclosure on the reorganisation provision in Note 22 ‘Other liabilities’.

The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.

In 2012, Other operating expenses – Other included the settlement with US authorities of EUR 473 million as disclosed in Note 54 ‘Legal proceedings’ and the Netherlands bank tax of EUR 175 million.

Fees of Group’s auditors
	2013 (1)	2012 (1)	2011 (1)
Audit fees	24	26	31
Audit related fees	2	8	7
Tax fees	2	4	4
All other fees		1	1

Total	28	39	43

(1)	These figures excludes audit fees for entities presented as held for sale and discontinued operations. Total audit fees for 2013 amounted to EUR 36 million (2012: EUR 52 million; 2011: EUR 51 million).

Fees as disclosed above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis.

F-81	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

36 DISCONTINUED OPERATIONS

As at 31 December 2013, ING U.S. and ING’s remaining insurance and investment management businesses in Asia (‘Asia’), excluding ING Japan are classified as discontinued operations.

ING U.S.

In light of ING’s intention to divest its remaining interest in ING U.S. over time, ING U.S. is classified as held for sale and discontinued operations in 2013.

ING Japan

After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that ING Life Japan will be included with ING’s European insurance and investment management businesses in the base case IPO of NN Group in 2014. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as discontinued operations. All references to Asia in this disclosure therefore, refer to ING’s Insurance and investment management businesses in Asia other than ING Japan. Reference is made to Note 59 ‘Other events’.

As at 31 December 2012, ING’s Insurance and investment management businesses in Asia (‘Asia’) were classified as discontinued operations.

As at 31 December 2011, ING’s pension, life insurance and investment management activities in Latin America (‘Latin America’) were classified as discontinued operations. The divestment of Latin America was completed in December 2011.

Total net result from discontinued operations
	2013	2012	2011
ING U.S.	208	553	–613
Asia	220	338	319
Latin America			114

Net result from discontinued operations	428	891	–180
Net result from classification as discontinued operations Asia	–42	–394
Net result from disposal of discontinued operations (1)	17	752	995

Total net result from discontinued operations	403	1,249	815

(1)	The tax effect on the result on disposal of discontinued operations is nil.

Net result from discontinued operations

In 2013, 2012 and 2011, Net result from discontinued operations includes the net result (after tax) of the businesses classified as discontinued operations and is presented separately in the profit and loss account. Result from discontinued operations was as follows:

Result from discontinued operations
	2013	2012	2011
Total income	16,925	21,892	22,358
Total expenses	16,524	20,909	22,538

Result before tax from discontinued operations	401	983	–180
Taxation	–27	92

Net result from discontinued operations	428	891	–180

Net result from classification as discontinued operations

In 2013, Net result from classification as discontinued operations Asia includes a goodwill write-off of EUR 42 million in IIM Taiwan. In 2012, Net result from classification as discontinued operations Asia included goodwill write-offs of EUR 200 million in ING Life Korea, EUR 180 million in Investment Management Korea and EUR 15 million in ING Vysya Life Insurance. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

Net result from disposal of discontinued operations

In 2013, Net result from disposal of discontinued operations includes the divestment gain on the sale of the Insurance businesses in Hong Kong, Macau and Thailand of EUR 944 million and the divestment loss of EUR 989 million on the sale of ING Life Korea. In 2012, Net result from disposal of discontinued operations included the divestment gain on the sale of the Insurance businesses in Malaysia. In 2011, Net result from disposal of discontinued operations included the divestment gain on the sale of Latin America. Reference is made to Note 55 ‘Companies and businesses acquired and divested’.

ING Group Annual Report on Form 20-F 2013	F-82

Notes to the consolidated financial statements continued

Cash flows from discontinued operations

The net cash flow from discontinued operations was as follows:

Net cash flow from discontinued operations
	2013	2012	2011
Operating cash flow	–6,948	3,181	2,038
Investing cash flow	6,945	–3,022	–2,156
Financing cash flow	–225	–142	–200

Net cash flow	–228	17	–318

Sales proceeds in cash are presented in the consolidated statement of cash flows under ‘Net cash flow from investment activities - Disposals and redemptions: group companies’. The proceeds relating to the IPO and second tranche sale of ING U.S. are presented in the Consolidated statement of cash flows under ‘Proceeds of ING U.S.’. These proceeds are not included in the table above.

Segmentation prior to classification as discontinued operations

The activities of ING U.S. were previously included respectively in the segments Insurance United States (US), Investment Management US, Insurance US Closed Block VA and in the Corporate Line US before they were classified as discontinued operations and held for sale. These segments ceased to exist, following the classification of ING U.S. business as discontinued operations, as all activities previously included in these segment are now discontinued operations.

ING’s Insurance and investment management businesses in Asia were previously included respectively in the segments Insurance Asia/ Pacific, ING Investment Management EurAsia and in the Corporate Line EurAsia before they were classified as discontinued operations and held for sale. The segment Insurance Asia/Pacific ceased to exist, following the classification as discontinued operations, as all activities previously included in this segment are now discontinued operations.

37 EARNINGS PER ORDINARY SHARE

Earnings per ordinary share
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net result	4,577	3,526	4,754	3,825.0	3,796.1	3,783.7
Attribution to non-voting equity securities	–526	–642	–1,520

Basic earnings	4,051	2,884	3,234	3,825.0	3,796.1	3,783.7	1.06	0.76	0.85
Effect of dilutive instruments:
Stock option and share plans				8.5	6.3	5.4

				8.5	6.3	5.4

Diluted earnings	4,051	2,884	3,234	3,833.5	3,802.4	3,789.1	1.06	0.76	0.85

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

The attribution in 2013 includes the premium of EUR 375 million (2012: EUR 375 million; 2011: EUR 1,000 million) paid in relation to the repayment of the EUR 750 million (2012: EUR 750 million; 2011: EUR 2,000 million) non-voting equity securities.

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

The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2013, 2012 and 2011 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in the calculation of diluted earnings per share for these years.

F-83	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Earnings per ordinary share from continuing operations (in euros)
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Basic earnings	4,051	2,884	3,234	3,825.0	3,796.1	3,783.7
Less: Net result from discontinued operations	234	1,191	810

Basic earnings from continuing operations	3,817	1,693	2,424	3,825.0	3,796.1	3,783.7	1.00	0.45	0.64
Effect of dilutive instruments:
Stock option and share plans				8.5	6.3	5.4

				8.5	6.3	5.4

Diluted earnings from continuing operations	3,817	1,693	2,424	3,833.5	3,802.4	3,789.1	1.00	0.45	0.64

Earnings per ordinary share from discontinued operations
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net result from discontinued operations	259	833	–185
Net result from classification as discontinued operations	–42	–394
Net result from disposal of discontinued operations	17	752	995

Total net result from discontinued operations	234	1,191	810	3,825.0	3,796.1	3,783.7

Basic earnings from discontinued operations	234	1,191	810	3,825.0	3,796.1	3,783.7	0.06	0.31	0.21
Effect of dilutive instruments:
Stock option and share plans				8.5	6.3	5.4

				8.5	6.3	5.4

Diluted earnings from discontinued operations	234	1,191	810	3,833.5	3,802.4	3,789.1	0.06	0.31	0.21

38 DIVIDEND PER ORDINARY SHARE

In 2013, 2012 and 2011 no dividend was declared, therefore the dividend per ordinary share was nil. The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, not to pay a cash dividend for the year 2013.

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

39 NET CASH FLOW FROM INVESTING ACTIVITIES

Information on the impact of companies acquired or disposed is presented in Note 55 ‘Companies and businesses acquired and divested’.

40 INTEREST AND DIVIDEND INCLUDED IN NET CASH FLOW

Interest and dividend received and paid
	2013	2012	2011
Interest received	57,582	65,590	69,799
Interest paid	–42,795	–49,625	–52,964

	14,787	15,965	16,835
Dividend received	327	341	436

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement.

ING Group Annual Report on Form 20-F 2013	F-84

Notes to the consolidated financial statements continued

41 CASH AND CASH EQUIVALENTS

Cash and cash equivalents
	2013	2012	2011
Treasury bills and other eligible bills	574	518	2,610
Amounts due from/to banks	1,015	4,633	–4,504
Cash and balances with central banks	13,316	17,657	31,194
Cash and cash equivalents classified as Assets held for sale	2,275	1,342	4,980

Cash and cash equivalents at end of year	17,180	24,150	34,280

Treasury bills and other eligible bills included in cash and cash equivalents
	2013	2012	2011
Treasury bills and other eligible bills included in trading assets	489	79	1,470
Treasury bills and other eligible bills included in available-for-sale investments	85	439	1,140

	574	518	2,610

Amounts due to/from banks
	2013	2012	2011
Included in cash and cash equivalents:
– amounts due to banks	–11,451	–12,147	–19,121
– amounts due from banks	12,466	16,780	14,617

	1,015	4,633	–4,504
Not included in cash and cash equivalents:
– amounts due to banks	–15,806	–26,557	–53,112
– amounts due from banks	30,546	22,273	30,706

	14,740	–4,284	–22,406
Total as included in balance sheet:
– amounts due to banks	–27,257	–38,704	–72,233
– amounts due from banks	43,012	39,053	45,323

	15,755	349	–26,910

Cash and cash equivalents includes amount due to/from banks with a term of less than three months from the date on which they were acquired.

ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.

SEGMENT REPORTING

42 SEGMENTS

a. General

ING Group’s segments are based on the internal reporting structure by lines of business. The segments Insurance United States (US), Insurance US Closed Block VA, Investment Management US, and Corporate line US ceased to exist, due to the classification of Insurance ING U.S. as held for sale and discontinued operations. Furthermore during 2013, ING has adjusted its reporting structure for its insurance operations to better align its segmentation with the businesses that it comprises, their governance and internal management, and to reflect the decision to divest ING Japan with the intended base case IPO of NN Group. Reference is made to Note 59 ‘Other events’. The comparatives have been adjusted to reflect the new segment structure.

The new reporting segments for ING Group are as follows:

Segments of ING Group
Banking	Insurance
Retail Netherlands	Netherlands Life

Retail Belgium	Netherlands Non-life

Retail Germany	Insurance Europe

Retail Rest of World	Japan Life

Commercial Banking	Investment Management

Other

Japan Closed Block VA

F-85	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group, the Management Board of ING Bank and the Management Board of NN Group.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative years also reflect the impact of current year’s divestments.

As of 2013, ING Group evaluates the results of its insurance segments using a financial performance measure called operating result. Operating result is defined as result under IFRS-IASB excluding the impact of non-operating items, divestments and special items. Non-operating items include realised capital gains/losses and impairments on debt and equity securities, revaluations on assets marked to market through the profit and loss account and other non-operating market impacts. The operating result for the life insurance business is analysed through the margin analysis, which includes the investment margin, fees and premium-based revenues and the technical margin. Until 2012, the main performance measure for the insurance segments was underlying result; this difference between underlying result and operating result are the non-operating items as specified above. The operating results of the insurance segments are reconciled to underlying result (as defined for the banking segments) for the purpose of combining bank and insurance segments in ING Group.

Underlying result and Operating result as presented below are non-GAAP financial measures and are not measures of financial performance under IFRS-IASB. Because these are not determined in accordance with IFRS-IASB, underlying result and operating result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result and operating result of ING’s segments is reconciled to the Net result as reported in the IFRS-IASB Consolidated profit and loss account below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

The following table specifies the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments
Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Rest of World	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Commercial Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

Netherlands Life	Income from group life and individual life insurance products in the Netherlands.

Netherlands Non-life	Income from non-life insurance in the Netherlands including disability and accident, fire, motor and transport insurance.

Insurance Europe	Income from life insurance, pension products and to a small extent non-life insurance and retirement services in Central and Rest of Europe.

Japan Life	Income from life insurance, primarily Corporate Owned Life Insurance (COLI) business.

Investment Management (IM)	Income from investment management activities.

Other	Income from banking activities in the Netherlands, corporate reinsurance and items related to capital management.

Japan Closed Block VA	Consists of a closed block single premium variable annuity individual life insurance portfolio in Japan, including the internally reinsured minimum guarantee risk, which has been closed to new business and which is now being managed in run-off.

In addition to these segments, ING Group reconciles the total segment results to the total result of Banking and Insurance using the Corporate Lines Banking, and Insurance Other. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. Insurance Other reflects NN Group’s share in the result of the Brazilian insurer SulAmérica S.A. and overhead expenses of ING Group allocated to NN Group. As of 2014, Insurance Other will cease to exist.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

ING Group Annual Report on Form 20-F 2013	F-86

Notes to the consolidated financial statements continued

b. ING Group

Segments ING Group Total
2013	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		9,530		9,530
– Net interest result - banking operations	11,804		–101	11,703
– Commission income	2,244	626		2,870
– Total investment and other income	3,063	1,014	–29	4,048

Total underlying income	17,111	11,169	–130	28,150
Underlying expenditure
– Underwriting expenditure		8,585		8,585
– Operating expenses	8,558	1,907		10,465
– Other interest expenses		592	–130	462
– Additions to loan loss provision	2,288			2,288
– Other impairments	136	8		145

Total underlying expenses	10,982	11,093	–130	21,945

Underlying result before taxation	6,129	77		6,206
Taxation	1,539	–29		1,510
Minority interests	90	6		96

Underlying net result	4,500	100		4,600

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2013	Income	Expenses	Net result
Underlying	28,150	21,945	4,600
Divestments	–42	15	–76
Special items		235	–182

IFRS-IASB (continuing operations)	28,107	22,194	4,343
Total net result from discontinued operations	16,867	16,524	234

IFRS-IASB (continuing and discontinued operations)	44,974	38,718	4,577

Divestments in 2013 include the sale of part of ING’s direct stake in SulAmérica S.A. and the sale of ING Hipotecaria, ING’s mortgage business in Mexico as well as the operating result of divested units.

Special items in 2013 is primarily related to the previously announced restructuring programmes in both Bank and Insurance and additional IT expenses for Insurance which is partly offset by pension curtailments in the Netherlands.

Reference is made to Note 36 ‘Discontinued operations’ for information on discontinued operations.

F-87	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Segments ING Group total
2012	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		10,706		10,706
– Net interest result - banking operations	11,664		–85	11,578
– Commission income	2,173	550		2,723
– Total investment and other income	–379	1,695	–61	1,254

Total underlying income	13,457	12,951	–147	26,260
Underlying expenditure
– Underwriting expenditure		10,251		10,251
– Operating expenses	8,427	1,870		10,298
– Other interest expenses		617	–147	468
– Additions to loan loss provision	2,121			2,121
– Other impairments	211	12		222

Total underlying expenses	10,759	12,749	–147	23,360

Underlying result before taxation	2,698	202		2,900
Taxation	792	–24		769
Minority interests	91	12		104

Underlying net result	1,815	214		2,029

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2012	Income	Expenses	Net result
Underlying	26,260	23,360	2,029
Divestments	1,788	272	1,254
Special items	–4	1,194	–949

IFRS-IASB (continuing operations)	28,044	24,826	2,335
Total net result from discontinued operations	21,840	20,909	1,191

IFRS-IASB (continuing and discontinued operations)	49,885	45,735	3,526

Divestments in 2012, included the gain on the sale of ING Direct Canada of EUR 1,135 million, the gain on the sale of ING Direct USA of EUR 489 million and the loss of EUR 260 million related to the sale of ING Direct UK.

Special items in 2012, included costs mainly related to the strategic reorganisation measures taken in Retail Netherlands, Commercial Banking and the Insurance operations of approximately EUR 660 million, the separation and IPO preparation of Insurance of EUR 169 million, costs related to the final settlement with US authorities concerning transactions subject to sanctions by the US of EUR 386 million, which was partly offset by a pension curtailment of EUR 351 million following the new Dutch employee pension scheme announced in 2012.

Reference is made to Note 36 ‘Discontinued operations’ for information on discontinued operations.

ING Group Annual Report on Form 20-F 2013	F-88

Notes to the consolidated financial statements continued

Segments ING Group total
2011	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		11,292		11,292
– Net interest result - banking operations	11,934		–8	11,926
– Commission income	2,228	637		2,865
– Total investment and other income	–1,261	4,569	–342	2,966

Total underlying income	12,902	16,498	–350	29,050
Underlying expenditure
– Underwriting expenditure		13,158		13,158
– Operating expenses	8,438	1,937		10,375
– Other interest expenses		730	–350	380
– Additions to loan loss provision	1,335			1,335
– Other impairments	307	8		315

Total underlying expenses	10,080	15,832	–350	25,562

Underlying result before taxation	2,822	666		3,488
Taxation	734	45		779
Minority interests	79	4		83

Underlying net result	2,009	617		2,626

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2011	Income	Expenses	Net result
Underlying	29,050	25,562	2,626
Divestments	2,791	1,270	1,258
Special items	921	856	60

IFRS-IASB (continuing operations)	32,764	27,688	3,944
Total net result from discontinued operations	22,358	22,538	810

IFRS-IASB (continuing and discontinued operations)	55,122	50,226	4,754

Divestments in 2011 reflected the results on the sale of ING Real Estate Investment Management (REIM) and ING Car Lease as well as the operating result of the divested units.

Special items in 2011 included costs for the Retail Netherlands change programme and strategic repositioning initiatives at Commercial Banking, additional costs for the combining of ING Bank and Postbank in the Netherlands, the transformation programme in Belgium, further restructuring at ING Real Estate following the sale of ING REIM, and costs related to the separation of Banking and Insurance, as well as an adjustment of the Illiquid Assets Back-up Facility based on higher prepayment behaviour in the underlying Alt-A securities and the result on the repurchase of subordinated loans executed in December 2011 as disclosed in Note 30 ‘Other income’ and Note 15 ‘Subordinated loans’.

Reference is made to Note 36 ‘Discontinued operations’ for information on discontinued operations.

F-89	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

c. Banking activities

Segments Banking
	Retail	Retail	Retail	Retail	Commercial	Corporate	Total
2013	Netherlands	Belgium	Germany	Rest of World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,574	1,817	1,314	1,778	2,874	448	11,804
– Commission income	463	346	114	361	964	–4	2,244
– Total investment and other income	42	158	–39	235	2,961	–294	3,063

Total underlying income	4,079	2,321	1,388	2,374	6,800	149	17,111
Underlying expenditure
– Operating expenses	2,306	1,471	709	1,621	2,232	219	8,558
– Additions to loan loss provision	877	183	82	280	867		2,288
– Other impairments *	24	5		2	78	27	136

Total underlying expenses	3,207	1,659	791	1,903	3,177	246	10,982

Underlying result before taxation	872	663	598	471	3,623	–97	6,129
Taxation	221	196	188	111	876	–52	1,539
Minority interests		–4	1	66	27		90

Underlying net result	651	470	409	294	2,720	–45	4,500
Divestments				–43			–43
Special items	–107					25	–82

Net result (continuing operations)	544	470	409	252	2,720	–20	4,376

*	Analysed as a part of operating expenses.

Segments Banking
	Retail	Retail	Retail	Retail	Commercial	Corporate	Total
2012	Netherlands	Belgium	Germany	Rest of World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,377	1,723	1,141	1,740	3,422	260	11,664
– Commission income	485	335	87	339	907	19	2,173
– Total investment and other income	34	136	–36	–273	–223	–19	–379

Total underlying income	3,897	2,194	1,193	1,807	4,107	260	13,457
Underlying expenditure
– Operating expenses	2,235	1,419	669	1,618	2,210	275	8,427
– Additions to loan loss provision	665	168	83	250	955		2,121
– Other impairments *	13	6			162	29	211

Total underlying expenses	2,914	1,593	752	1,868	3,328	304	10,759

Underlying result before taxation	982	601	441	–62	779	–44	2,698
Taxation	244	168	161	33	211	–25	792
Minority interests			1	66	23		91

Underlying net result	739	433	278	–161	545	–19	1,815
Divestments				1,278			1,278
Special items	–284	–22			–129	–160	–595

Net result (continuing operations)	456	411	278	1,117	415	–179	2,499

*	Analysed as a part of operating expenses.

ING Group Annual Report on Form 20-F 2013	F-90

Notes to the consolidated financial statements continued

Segments Banking
	Retail	Retail	Retail	Retail	Commercial	Corporate	Total
2011	Netherlands	Belgium	Germany	Rest of World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,612	1,606	1,247	1,788	3,739	–58	11,934
– Commission income	481	336	117	330	977	–13	2,228
– Total investment and other income	52	88	–230	–147	–1,076	50	–1,261

Total underlying income	4,145	2,031	1,134	1,971	3,640	–20	12,902
Underlying expenditure
– Operating expenses	2,397	1,429	649	1,558	2,314	91	8,438
– Additions to loan loss provision	457	145	91	166	477		1,335
– Other impairments *	29	6	–1	1	210	61	307

Total underlying expenses	2,883	1,580	740	1,725	3,000	153	10,080

Underlying result before taxation	1,262	451	395	246	640	–173	2,822
Taxation	317	107	134	54	129	–7	734
Minority interests			1	59	19		79

Underlying net result	946	345	259	133	492	–166	2,009
Divestments	12	2		337	873		1,224
Special items	–246	–12			–80	620	281

Net result (continuing operations)	711	335	259	470	1,285	454	3,514

*	Analysed as a part of operating expenses.

d. Insurance activities

Operating result (before tax) is used to evaluate the financial performance of the insurance segments. Each segment’s operating result is calculated by adjusting the reported Net result before tax for the following items:

•	Non-operating items: related to (general account) investments that are held for own risk (net of policyholder profit sharing):

•	Capital gains/losses and impairments: realised gains and losses as well as impairments on financial assets that are classified as available for sale. These investments include debt and equity securities (including fixed income and equity funds), private equity (< 20% ownership), real estate funds as well as loans quoted in active markets.

•	Revaluations: revaluations on assets marked-to-market through the consolidated profit and loss account. These investments include private equity (associates), real estate (property and associates), derivatives unrelated to product hedging programs (i.e. interest rate swaps, foreign exchange hedges) and direct equity hedges.

•	Market & other impacts: these impacts mainly comprise the change in the provision for guarantees on separate account pension contracts (net of hedging) in the Netherlands, the equity related and other deferred acquisition costs unlocking for Japan Closed-Block VA as well as the accounting volatility related to the reinsurance of minimum guaranteed benefits of Japan Closed-Block VA.

•	Result on divestments result before tax related to divested operations.

•	Special items before tax: items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary business activities and therefore are not expected to recur frequently or regularly. This includes for instance restructuring expenses, goodwill impairments, results related to early retirement of debt and gains/losses from employee pension plan amendments or curtailments.

•	Total net result from discontinued operations. Reference is made to Note 36 ‘Discontinued operations’.

F-91	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2013	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Investment margin	535		105	7	1				647
Fees and premium based revenues	461		507	436	444		136		1,984
Technical margin	237		191	2					431
Operating income non-modelled life business			20						20

Life & IM operating income	1,233		824	445	445		136		3,082
Administrative expenses	472		310	106	314		18		1,220
DAC amortisation and trail commissions	75		319	177			38		609

Life & IM expenses	547		630	283	314		56		1,829

Life & IM operating result	686		194	162	130		80		1,253
Non-life operating result		79	5						84
Operating result Other						–373		32	–341

Operating result	686	79	199	162	130	–373	80	32	996
Non-operating items
– Gains/losses and impairments	–43	–1	55	42		44	1	59	157
– Revaluations	27	5	–3	–11		–14			3
– Market & other impacts	–329						–750		–1,079
Special items before tax	–22	–16	–9			–79			–126
Result on divestments	6					–50		11	–34

Result before tax from continuing operations	325	66	243	192	131	–473	–669	102	–83
Taxation	60	14	77	71	34	–93	–214	–5	–56
Minority interests	6		9					–9	6

Net result from continuing operations	259	53	156	121	97	–380	–454	117	–32
Total net result from discontinued operations ING U.S.									39
Total net result from discontinued operations Asia									195

Net result									202

Reconciliation from Operating result to Underlying result before tax
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2013	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Operating result	686	79	199	162	130	–373	80	32	996
Non-operating items	–345	4	53	30		29	–749	59	–918

Underlying result before tax	341	83	252	192	130	–344	–669	92	77

For 2013, the separate reporting of the Japan Closed Block VA business line triggered a charge of EUR 575 million before tax to restore the reserve inadequacy of that business line to the 50% confidence level. This charge resulted in a write-off of all deferred acquisition costs (DAC) related to the Japan Closed Block VA business of EUR 1,405 million partly compensated by a release of the Life insurance provision related to unearned revenues of EUR 867 million, and an increase in the life insurance provisions for the remaining amount.

Reference is made to Note 59 ‘Other events’.

ING Group Annual Report on Form 20-F 2013	F-92

Notes to the consolidated financial statements continued

Segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2012	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Investment margin	542		122	10					674
Fees and premium based revenues	508		514	490	430		148		2,090
Technical margin	141		210	23					374
Operating income non-modelled life business			20						20

Life & IM operating income	1,191		866	523	430		148		3,159
Administrative expenses	495		334	130	321		13		1,293
DAC amortisation and trail commissions	92		321	197			50		660

Life & IM expenses	587		654	328	321		64		1,954

Life & IM operating result	604		212	196	109		85		1,205
Non-life operating result		103	7						110
Operating result Other						–398		43	–355

Operating result	604	103	219	196	109	–398	85	43	960
Non-operating items
– Gains/losses and impairments	138	1	–82	4	1	10			70
– Revaluations	–296	–15	17	10		–34			–319
– Market & other impacts	–530		–1				21		–510
Special items before tax	–225	–140	–38		–6	–43		–10	–462
Result on divestments	–25					13			–12

Result before tax from continuing operations	–335	–51	115	209	105	–452	105	33	–272
Taxation	–168	–16	25	69	29	–85	33	–12	–123
Minority interests	12		9					–9	12

Net result from continuing operations	–178	–35	81	140	76	–367	72	54	–161
Total net result from discontinued operations ING U.S.									495
Total net result from discontinued operations Asia									696

Net result									1,030

Reconciliation from Operating result to Underlying result before tax
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2012	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Operating result	604	103	219	196	109	–398	85	43	960
Non-operating items	–689	–15	–66	13	1	–24	21		–759

Underlying result before tax	–85	89	153	209	110	–422	105	43	202

F-93	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2011	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Investment margin	579		159	2	3				742
Fees and premium based revenues	499		548	437	434		149		2,066
Technical margin	278		206	–4					479
Operating income non-modelled life business	36		9						45

Life & IM operating income	1,392		921	434	437		149		3,332
Administrative expenses	533		353	129	313		9		1,336
DAC amortisation and trail commissions	109		307	187			50		652

Life & IM expenses	641		659	315	313		59		1,988

Life & IM operating result	750		262	119	124		91		1,345
Non-life operating result		186	4						191
Operating result Other						–313		56	–257

Operating result	750	186	266	119	124	–313	91	56	1,279
Non-operating items
– Gains/losses and impairments	193	–45	–599	7	5	6			–433
– Revaluations	72	5	–16	1		–39			23
– Market & other impacts	–250						47		–202
Special items before tax	–83	–53	–90		–10	22			–214
Result on divestments						–9			–9

Result before tax from continuing operations	683	93	–439	126	118	–333	138	56	443
Taxation	100	19	–49	–29	36	–95	57	–30	9
Minority interests	4		10					–10	4

Net result from continuing operations	578	75	–400	156	82	–238	81	96	430
Total net result from discontinued operations ING U.S.									–613
Total net result from discontinued operations Asia									314
Total net result from discontinued operations Latin America									1,109

Net result									1,240

Reconciliation from Operating result to Underlying result before tax
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2011	lands Life	Non-Life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Operating result	750	186	266	119	124	–313	91	56	1,279
Non-operating items	16	–40	–615	7	5	–34	47		–613

Underlying result before tax	766	147	–349	126	129	–347	138	56	666

e. Other information by segment

Interest income and interest expenses breakdown by segments Banking
	Retail			Retail	Commercial	Corporate Line
2013	Netherlands	Retail Belgium	Retail Germany	Rest of World	Banking	Banking	Total Banking
Interest income	7,526	2,575	3,640	5,030	30,736	2,998	52,505
Interest expense	1,568	781	2,489	3,284	28,155	4,440	40,717

	5,958	1,794	1,151	1,746	2,581	–1,442	11,788

Interest income and interest expenses breakdown by segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2013	lands Life	Non-life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Interest income	1,621	104	550	146	1	434	333		3,189
Interest expense	12		19	2		109	319		461

	1,609	104	531	144	1	325	14		2,728

ING Group Annual Report on Form 20-F 2013	F-94

Notes to the consolidated financial statements continued

Interest income and interest expenses
2013	Total Banking	Total Insurance	Eliminations	Total external
Interest income	52,505	3,189	–1,111	54,583
Interest expense	40,717	461	–1,024	40,154

	11,788	2,728	–87	14,429

Interest income and interest expenses breakdown by segments Banking
	Retail			Retail	Commercial	Corporate
2012	Netherlands	Retail Belgium	Retail Germany	Rest of World	Banking	Line Banking	Total Banking
Interest income	7,986	2,684	3,738	6,976	36,922	2,991	61,297
Interest expense	1,952	997	2,676	4,996	34,047	4,661	49,329

	6,034	1,687	1,062	1,980	2,875	–1,670	11,968

Interest income and interest expenses breakdown by segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2012	lands Life	Non-life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Interest income	1,647	113	642	188	3	400	290		3,283
Interest expense	18		–1	3		166	272	6	464

	1,629	113	643	185	3	234	18	–6	2,819

Interest income and interest expenses
2012	Total Banking	Total Insurance	Eliminations	Total external
Interest income	61,297	3,283	–1,294	63,286
Interest expense	49,329	464	–1,210	48,583

	11,968	2,819	–84	14,703

Interest income and interest expenses breakdown by segments Banking
				Retail
	Retail	Retail		Rest of	Commercial	Corporate	Total
2011	Netherlands	Belgium	Retail Germany	World	Banking	Line Banking	Banking
Interest income	8,169	2,959	3,688	8,856	39,997	2,512	66,181
Interest expense	1,708	1,202	2,411	5,618	37,534	4,251	52,724

	6,461	1,757	1,277	3,238	2,463	–1,739	13,457

Interest income and interest expenses breakdown by segments Insurance
		Nether-					Japan
	Nether-	lands	Insurance				Closed	Insurance
2011	lands Life	Non-life	Europe	Japan Life	IM	Other	Block VA	Other	Total
Interest income	1,777	132	673	158	5	468	85	–19	3.279
Interest expense	221			3	1	128	76	–49	380

	1,556	132	673	155	4	340	9	30	2,899

Total interest income and interest expenses
2011	Total Banking	Total Insurance	Eliminations	Total external
Interest income	66,181	3,279	–1,532	67,928
Interest expense	52,724	380	–1,524	51,580

	13,457	2,899	–8	16,348

IFRS-IASB balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker. IFRS-IASB balance sheet information is prepared, and disclosed below, for the Banking operations as a whole and for the Insurance operations as a whole and by segment.

F-95	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Total assets and Total liabilities by segment
	2013		2012		2011
	Total	Total	Total	Total	Total	Total
	assets	liabilities	assets	liabilities	assets	liabilities
Netherlands Life	79,147	69,154	82,098	71,227	82,150	70,048
Netherlands Non-life	4,426	3,692	4,372	3,818	4,100	3,642
Insurance Europe	22,004	20,175	24,482	22,486	22,489	20,863
Japan Life	9,438	8,147	10,998	9,035	10,838	8,971
Investment Management	562	198	660	275	785	355
Other	32,895	18,482	43,195	16,723	51,268	25,616
Japan Closed Block VA	18,651	17,415	25,518	24,079	26,993	26,006
Assets and liabilities classified as held-for-sale	156,114	146,142	184,451	171,065	183,139	169,769
Insurance Other	14,580	387	27,990	741	23,483	–7

Total Insurance	337,817	283,792	403,764	319,449	405,245	325,263
Eliminations Insurance segments	–36,812	–6,817	–65,160	–7,355	–69,698	–13,172

Total Insurance operations	301,005	276,975	338,604	312,094	335,547	312,091
Total Banking operations	805,597	760,683	856,183	806,115	979,942	933,253
Eliminations	–30,761	–11,169	–35,296	–9,004	–41,250	–17,709

Total ING Group	1,076,602	1,026,749	1,157,941	1,107,117	1,274,239	1,227,635

Further balance sheet related information for the banking operations is provided by segment in the section ‘Risk Management’.

43 INFORMATION ON GEOGRAPHICAL AREAS

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

Geographical areas
			Rest of	North	Latin
2013	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	14,992	4,157	8,128	575	60	934	449	36	–1,224	28,107
Total assets	600,130	160,859	342,866	210,914	1,966	70,719	34,420	945	–346,988	1,076,602

Geographical areas
			Rest of	North	Latin
2012	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	14,621	4,119	7,186	1,007	64	2,129	453	227	–1,762	28,044
Total assets	680,863	180,337	344,866	212,802	2,051	79,323	41,734	27,429	–409,938	1,157,941

Geographical areas
			Rest of	North	Latin
2011	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	17,761	3,691	7,958	1,908	44	4,211	525	247	–3,581	32,764
Total assets	703,933	177,973	313,419	339,248	9,685	82,011	41,939	25,979	–419,948	1,274,239

ING Group Annual Report on Form 20-F 2013	F-96

Notes to the consolidated financial statements continued

ADDITIONAL NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS

44 PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The disclosures below refer to the position as at balance sheet date. Reference is made to Note 60 ‘Subsequent events’ on the Dutch closed defined benefit plan, which represents approximately 85% (based on 2013 plan assets) of the total defined benefit schemes.

Balance sheet - Net defined benefit asset/liability

Summary of net defined benefit asset/liability
	2013	2012	2011
Fair value of plan assets	21,919	22,869	20,078
Defined benefit obligation	21,249	22,079	16,212

Funded status (Net defined benefit asset/(liability))	670	790	3,866
Presented as:
– Other assets	1,006	1,590	4,520
– Other liabilities	–336	–800	–654

	670	790	3,866

ING Group maintains defined benefit retirement plans in some countries. These plans provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations governing investments and funding levels.

ING Group provides other post-employment employee benefits to certain employees and former employees. These are primarily post-employment healthcare benefits and discounts on ING products provided to employees and former employees.

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out at 31 December 2013. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in fair value of plan assets
	Fair value of plan assets
	2013	2012
Opening balance	22,869	20,078
Interest income	824	1,020
Remeasurements: Return on plan assets excluding amounts included in interest income	–1,020	1,640
Employer’s contribution	1,088	746
Participants' contributions	10	18
Benefits paid	–586	–613
Effect of settlement	–97
Exchange rate differences	–50	13
Changes in the composition of the group and other changes	–1,119	–33

Closing balance	21,919	22,869

In 2013, Changes in the composition of the group and other changes includes EUR –1,123 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

The actual return on the plan assets amounts to EUR –302 million (2012: EUR 2,660 million).

No plan assets are expected to be returned to ING Group during 2014.

F-97	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2013	2012	2013	2012
Opening balance	22,079	16,212	190	176
Current service cost	358	283	–25	5
Interest cost	781	847	2	15
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	–10	2
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	243	5,919
Participants' contributions		2
Benefits paid	–591	–617		–4
Past service cost	3	–2
Effect of curtailment or settlement	–138	–468	–1	–1
Exchange rate differences	–56	–19	–2	–1
Changes in the composition of the group and other changes	–1,420	–80	–27

Closing balance	21,249	22,079	137	190

In 2013, Changes in the composition of the group and other changes includes EUR –1,494 million as a result of the classification of ING U.S. as held for sale and EUR 45 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

2013 – Effect of curtailment

In 2013, the Effect of curtailment or settlement includes the curtailments of two pension plans in the Netherlands. These plans are or will be closed for new pension rights and are replaced by defined contribution schemes.

2012 - Effect of curtailment - New pension scheme for employees in the Netherlands

In 2012, ING finalised its agreement on a new pension scheme for employees in the Netherlands, following acceptance by both the unions and their members. The new pension scheme has taken effect on 1 January 2014 and will apply to the approximately 19,000 staff members in the Netherlands of ING Bank and WestlandUtrecht Bank as well as to the staff members in the Netherlands of NN Group. Under the agreement, two new separate pension funds have been created, one for banking and one for NN Group. The new scheme qualifies as a defined contribution under IFRS-IASB and has replaced the existing defined benefit scheme in the Netherlands.

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

As of the start of the new defined contribution plan on 1 January 2014, the current defined benefit plan has stopped accruing new pension benefits. Accruals built up under the defined benefit plan up to that date will remain valid. The change to the new pension scheme represents a curtailment under IFRS-IASB and has resulted in a release of provisions previously taken by ING to cover estimated future liabilities in the existing defined benefit plan that are now no longer required. This release amounted to a one-off after tax gain of EUR 351 million (EUR 468 million before tax). The curtailment was included in the line Staff expenses in 2012. This curtailment related to the defined benefit plan in the Netherlands, which represented approximately 75% of the above defined benefit obligation on 31 December 2012.

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Remeasurement of the net defined benefit asset/liability
	2013	2012
Remeasurement of plan assets	–885	1,640
Actuarial gains and losses arising from changes in demographic assumptions	21	–2
Actuarial gains and losses arising from changes in financial assumptions	–208	–5,919
Taxation	130	1,060

	–942	–3,221

ING Group Annual Report on Form 20-F 2013	F-98

Notes to the consolidated financial statements continued

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR –5,113 million (EUR –3,802 million after tax) as at 31 December 2013 (2012: EUR –3,894 million, EUR –2,860 million after tax).

Information on plan assets and defined benefit obligation per country

The defined benefit obligation per country and the plan assets per country can be specified as follows:

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation
	2013	2012	2013	2012
The Netherlands	19,627	19,520	18,962	18,031
United States	101	1,125	145	1,852
United Kingdom	1,391	1,456	1,055	1,039
Belgium	607	599	740	831
Other countries	193	169	347	326

	21,919	22,869	21,249	22,079

Determination of the net defined benefit asset/liability

The table provides the key assumptions used in the determination of the Net defined benefit asset/liability and the Other post-employment benefits.

Weighted averages of basic actuarial assumptions in annual % as at 31 December
	Net defined benefit asset/liability		Other post-employment benefits
	2013	2012	2013	2012
Discount rates	3.70	3.70	2.90	2.30
Mortality rates	0.80	0.80	0.80	0.80
Expected rates of salary increases (excluding promotion increases)	2.10	2.30	2.00	2.00
Indexation	2.00	1.80	2.00	2.00

The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect country-specific conditions.

The discount rate is the weighted average of the discount rates that are applied in different regions where the Group has defined benefit pension plans. The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate.

The discount rate is approximately 3.7% on 31 December 2013 (2012: 3.7%). As disclosed in the 2012 Annual Accounts, discussions were ongoing, both in the industry and at the IASB, on the definition of the discount rate for defined benefit pension liabilities and ING would reconsider the methodology for setting the discount rate if and when appropriate. The discount rate used by ING remains based on AA-rated corporate bonds. During 2013, ING further refined its methodology to extrapolate the observable AA-rated corporate bond rates to the full duration of the defined benefit pension liability. The refined methodology and the resulting discount rate are more in line with observed market practices. The impact of the refinement of the extrapolation was an increase in the defined benefit obligation as at 31 December 2013 of approximately EUR 3.2 billion (EUR 2.4 billion after tax); this impact was recognised in Other comprehensive income (equity) in 2013.

In 2012, the discount rate changed from 5.3% to 3.7%, resulting in an increase of the defined benefit obligation of approximately EUR 6 billion.

On 31 December 2013, the actuarial assumption for Indexation for inflation is 2.0% in 2013 (1.8% in 2012). This percentage is mainly based on the expected inflation and the best estimate assumption for future indexation in the pension plan in the Netherlands. The best estimate assumption for future indexation was amended in 2013 to reflect the outcome of the arbitration in respect of the 2013 indexation as disclosed in Note 54 ‘Legal proceedings’.

F-99	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Sensitivity analysis of key assumptions

The sensitivity analysis of the most significant assumptions has been determined based on changes of the assumptions occurring at the end of the reporting period that are deemed reasonably possible.

The table discloses the financial impact on the defined benefit obligation if the weighted averages of each significant actuarial assumption would increase or decrease if all other assumptions were held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated.

Sensitivity analysis – financial impact of changes in significant actuarial assumptions on the defined benefit obligation
	Financial	Financial
	impact of	impact of
2013	increase	decrease
Discount rates – increase/ decrease of 1%	–1,207	1,334
Mortality – increase/ decrease of 1 year	669	–676
Expected rates of salary increases (excluding promotion increases) – increase/ decrease of 0.25%	188	–173
Indexation – increase/ decrease 0.25%	871	–821

Expected cash flows

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations governing investments and funding levels. ING Group’s subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis.

For 2014 the expected contributions to pension plans are EUR 444 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments
		Other post-
	Defined benefit	employment
	obligation	benefits
2014	502	11
2015	509	11
2016	532	11
2017	572	12
2018	608	12
Years 2019 – 2023	3,452	44

The average duration of the benefit obligation at the end of the reporting period is 20 years (2012: 21 years). This number can be subdivided into the duration related to:

•	active members: 26 years (2012: 26 years);

•	inactive members: 23 years (2012: 23 years); and

•	retired members: 11 years (2012: 11 years).

The Sensitivity analysis of key assumptions and Expected cash flows presented above does not take into consideration the subsequent event that was announced in January 2014 with regard to the transfer of all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. Reference is made to Note 60 ‘Subsequent events’ for information on this agreement.

ING Group Annual Report on Form 20-F 2013	F-100

Notes to the consolidated financial statements continued

Profit and loss account - Pension and other staff-related benefit costs

Pension and other staff-related benefit costs
	Net defined benefit asset/ liability			Other post-employment benefits			Other			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Current service cost	358	257	301	–25	5	8	–11	14	1	322	276	310
Past service cost	3	–2	–8				–16			–13	–2	–8
Net interest cost	–67	–254	–98	2	4	5	6	6	–2	–59	–244	–95
Effect of curtailment or settlement	–40	–468	–20							–40	–468	–20
Other	–1				2	1	12	13	–11	11	15	–10

Defined benefit plans	253	–467	175	–23	11	14	–9	33	–12	221	–423	177
Defined contribution plans										69	72	46

										290	–351	223

Defined benefit plans

In 2013 and 2012, curtailments are recognised due changes in various pension schemes.

Defined contribution plans

Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in other assets/liabilities.

Additional information on the closed defined benefit plan in the Netherlands

The largest plan is a plan in the Netherlands (84% of total DBO). The defined benefit plan is administered by a separate fund (PFI) that is legally separated from ING Group. The board of the pension fund is required by law or by articles of association to act in the interest of the fund and of all relevant stakeholders in the scheme, i.e. active employees, inactive employees, retirees and the employer. The board of the pension fund is responsible for the investment policy with regard to the assets of the fund, including the asset-liability matching strategies of the plan. As of 1 January 2014 the plan is closed for new build up. The plan in the Netherlands typically exposes ING Group to risks such as: investment risk, interest rate risk and longevity risk. The primary financial objective of the closed defined benefit plan in the Netherlands (the plan) is to secure accumulated participant retirement benefits.

Since the plan will be closed for new pension accruals as of 1 January 2014, no premiums will be paid into the Plan. However, ING decides annually whether or not to grant a lump sum payment for indexation of the accrued pensions.

When the coverage ratio (assets divided by liabilities) of the plan is lower than 105% at year-end, ING is required to pay the plan an additional contribution in order to increase the coverage ratio to 106.7%. When the coverage ratio of the plan is lower than 110% but higher than 105% at year-end, ING is required to pay the plan an additional lump sum contribution in accordance with a pre-defined formula. When the coverage ratio is higher than 140%, ING receives a premium reduction in future periods.

In January 2014, ING reached an agreement with the various stakeholders to transfer all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement will make the Dutch ING Pension Fund financially independent. This agreement will result in the removal of the net pension asset related to the Dutch defined benefit pension fund from ING Group’s balance sheet. Reference is made to Note 60 ‘Subsequent events’ for information on this agreement.

F-101	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Closed defined benefit plan in the Netherlands - Major categories of plan assets
	Fair value of plan assets
	Quoted price		Other		Total
	2013	2012	2013	2012	2013	2012
Investment portfolio of the pension fund
Debt securities (fixed income investments)
– Governments bonds	9,104	8,075			9,104	8,075
– Corporate bonds	1,406	1,407			1,406	1,407
– Other bonds (developing markets)	909	1,151			909	1,151

Total fixed income investments	11,419	10,633			11,419	10,633
Equity security investments
– Equity securities in developed markets	3,488	3,246			3,488	3,246
– Equity securities in developing markets	1,019	1,126			1,019	1,126

Total equity security investments	4,507	4,372			4,507	4,372
Real estate investments
– Listed	169	201			169	201
– Not listed			846	859	846	859

Total real estate investments	169	201	846	859	1,015	1,060
Alternative investments
– Private equity			350	317	350	317
– Hedge funds			171	155	171	155
– Commodities				198		198

Total alternative investments			521	670	521	670
Other assets and liabilities (including accrued interest)			257	85	257	85
Derivatives (1)	552	1,346			552	1,346
Cash and cash equivalents			442	144	442	144

Total Assets of the pension fund	16,647	16,552	2,066	1,758	18,713	18,310

(1)	Derivatives are presented net.

The table above relates to the defined benefit pension fund in the Netherlands that is closed for new pension rights as of 1 January 2014.

At 31 December 2013 the defined benefit fund in the Netherlands did not hold any investments in ING Groep N.V. At 31 December 2012 Debt securities included EUR 44 million (0.20% of total plan assets) of investments in ING Group.

ING Group Annual Report on Form 20-F 2013	F-102

Notes to the consolidated financial statements continued

45 TAXATION

Balance sheet - Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which the Group is subject to taxation.

Changes in deferred tax
	Net liability (+) Net asset (-) 2012	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (+) Net asset (-) 2013
Investments	3,749	–1,960	–717	–17	322	1,377
Real estate investments	349		–22		–42	285
Financial assets and liabilities at fair value through profit and loss	–1,089		274	–3	4	–814
Deferred acquisition costs and VOBA	1,351	339	–332	–153	–893	312
Depreciation	39		–5	–2	1	33
Insurance provisions	–3,986	692	1,133	25	821	–1,315
Cash flow hedges	897	–309		1	14	603
Pension and post-employment benefits	–176	–230	197	8	276	75
Other provisions	–19		–6	10	14	–1
Receivables	–87		1	–1	8	–79
Loans and advances to customers	–695	–10	–718	6	–23	–1,440
Unused tax losses carried forward	–1,453		823	9	–16	–637
Other	31	–51	149	25	–74	80

	–1,089	–1,529	777	–92	412	–1,521
Presented in the balance sheet as:
– deferred tax liabilities	1,155					–141
– deferred tax assets	–2,244					–1,380

	–1,089					–1,521

Changes through net result for Unused tax losses carried forward and Loans and advances to customers in 2013 relates to an intercompany transaction that resulted in taxable profit in 2013, but did not impact the consolidated result under IFRS.

In 2013, Changes in the composition of the group and other changes includes EUR 158 million as a result of the classification of ING U.S. as held for sale and EUR 551 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Changes in deferred tax
	Net liability (+) Net asset (-) 2011	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (+) Net asset (-) 2012
Investments	1,590	2,752	101	–48	–646	3,749
Real estate investments	380		–23		–8	349
Financial assets and liabilities at fair value through profit and loss	–727		–366	9	–5	–1,089
Deferred acquisition costs and VOBA	2,731	–147	166	–98	–1,301	1,351
Depreciation	40		1	–1	–1	39
Insurance provisions	–3,350	–803	–293	52	408	–3,986
Cash flow hedges	673	226		1	–3	897
Pension and post-employment benefits	585	–1,058	247	11	39	–176
Other provisions	–256		346	20	–129	–19
Receivables	–74		–7		–6	–87
Loans and advances to customers	–553	–82	–66	3	3	–695
Unused tax losses carried forward	–1,297		–186	-7	37	–1,453
Other	–270	83	–109	151	176	31

	–528	971	–189	93	–1,436	–1,089

Presented in the balance sheet as:
– deferred tax liabilities	2,174					1,155
– deferred tax assets	–2,702					–2,244

	–528					–1,089

F-103	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

In 2012, Changes in the composition of the group and other changes related mainly to the classification of ING’s Insurance and investment management businesses in Asia as a disposal group held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

Changes in deferred tax
	Net liability (+) Net asset (-) 2010	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (+) Net asset (-) 2011
Investments	–331	1,188	457	74	202	1,590
Real estate investments	383		–10		7	380
Financial assets and liabilities at fair value through profit and loss	–528		–175	6	–30	–727
Deferred acquisition costs and VOBA	3,111	–272	–194	131	–45	2,731
Depreciation	5	1	23	2	9	40
Insurance provisions	–1,866	–572	–773	–130	–9	–3,350
Cash flow hedges	288	377	6	2		673
Net defined benefit asset/liability	263	477	79	–16	–218	585
Other provisions	–655	1	378	15	5	–256
Receivables	–50		–9	–1	–14	–74
Loans and advances to customers	–608	97	–144	6	96	–553
Unused tax losses carried forward	–1,853	–1	306	20	231	–1,297
Other	–46	–64	27	–165	–22	–270

	–1,887	1,232	–29	–56	212	–528
Presented in the balance sheet as:
– deferred tax liabilities	1,261					2,174
– deferred tax assets	–3,148					–2,702

	–1,887					–528

In 2011, Changes in the composition of the group and other changes related mainly to the classification of ING Direct USA as a disposal group held for sale.

Deferred tax in connection with unused tax losses carried forward
	2013	2012
Total unused tax losses carried forward	3,725	8,807
Unused tax losses carried forward not recognised as a deferred tax asset	–1,076	–3,304

Unused tax losses carried forward recognised as a deferred tax asset	2,649	5,503
Average tax rate	24.1%	26.4%
Deferred tax asset	638	1,453

The decrease in Total unused tax losses carried forward is mainly due to the classification of ING U.S. as held for sale and the transaction referred to above.

The following tax losses carried forward and tax credits will expire as follows as at 31 December:

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2013	2012	2013	2012
Within 1 year	19	38	13	18
More than 1 year but less than 5 years	392	426	86	199
More than 5 years but less than 10 years	124	158	1,313	3,227
More than 10 years but less than 20 years	338	2,398	295	12
Unlimited	203	284	942	2,047

	1,076	3,304	2,649	5,503

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

The deferred tax asset includes balances for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current year or the preceding year. The aggregate amount for the most significant entities where this applies is EUR 501 million (2012: EUR 409 million).

ING Group Annual Report on Form 20-F 2013	F-104

Notes to the consolidated financial statements continued

This can be specified by jurisdiction as follows:

Breakdown by jurisdiction
	Banking operations		Insurance operations		Total
	2013	2012	2013	2012	2013	2012
Great Britain	122	17			122	17
Belgium			39	73	39	73
Australia	2	24			2	24
Spain	46	32	55	56	101	88
Germany		1				1
France	65	59			65	59
Mexico		4				4
Slovakia	3				3
Luxembourg	9	7			9	7
Italy	160	136			160	136

	407	280	94	129	501	409

In 2013, the deferred tax assets for banking operations, for which the utilisation is dependent of future taxable profits, as disclosed above, increased for Great Britain due to the expected profitability of the ING UK Branches which has led to the recognition of a deferred tax asset.

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

As at 31 December 2013 and 31 December 2012, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.

Profit and loss account - Taxation

Taxation on continuing operations by type
	Netherlands			International			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Current taxation	50	–152	215	1,011	1,177	883	1,061	1,025	1,098
Deferred taxation	366	–390	–116	47	145	68	413	–245	–48

	416	–542	99	1,058	1,322	951	1,474	780	1,050

For the year 2013 the tax charge in the Netherlands increased with EUR 276 million to negative EUR 45 million caused by higher results in combination with less tax exempt income on divestments compared to 2012.

For the year 2012 the tax charge in the Netherlands decreased with EUR 776 million to negative EUR 321 million caused by lower results in combination with a significant part of the result being tax exempt compared to 2011 due to the divestments of ING Direct Canada and ING Direct US.

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2013	2012	2011
Result before tax from continuing operations	5,913	3,218	5,076
Weighted average statutory tax rate	28.4%	32.7%	27.6%

Weighted average statutory tax amount	1,681	1,051	1,400
Associates exemption	–125	–602	–330
Other income not subject to tax	–196	–131	–228
Expenses not deductible for tax purposes	156	127	118
Impact on deferred tax from change in tax rates	22	36	14
Deferred tax benefit from previously unrecognised amounts	–24	–6
Current tax benefit from previously unrecognised amounts	–24	–37	1
Write-off/reversal of deferred tax assets	46	382	63
Adjustment to prior periods	–62	–40	12

Effective tax amount	1,474	780	1,050

Effective tax rate	24.9%	24.2%	20.7%

F-105	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The weighted average statutory tax rate in 2013 is lower compared to 2012. This is mainly caused by changes in the composition of the profit before tax from continuing operations in 2013 compared to 2012. In 2013 more profits were taxable in countries with lower tax rates compared to 2012.

The weighted average statutory tax rate in 2012 was higher than in 2011. This was mainly a result of differences in the composition of results before tax from continuing operations in 2012 and 2011. In 2012 relative more profits were taxable in countries with high tax rates, while relative more losses were incurred in countries with lower tax rates (as compared to 2011).

The effective tax rate in 2013 was lower than the weighted average statutory tax rate. This is mainly caused by non-taxable income and prior year adjustments which are only partly offset by non-deductible expenses and write-off of deferred tax assets.

The effective tax rate in 2012 was lower than the weighted average statutory tax rate. This was mainly caused by non-taxable income, which was partly offset by non-deductible expenses and write-offs of deferred tax assets.

The effective tax rate in 2011 was lower than the weighted average statutory tax rate. This was mainly caused by exempt income, which was only partly offset by non-deductible expenses and write-offs of deferred tax assets.

Tax exempt income (Associates exemption) includes non-taxable income on divestments. In 2013, this amount includes the divestment gain of EUR 944 million on the Hong Kong, Macau and Thailand divestment, which is largely offset by the divestment loss of EUR 989 million on the ING Life Korea transaction. In 2012, tax exempt profit on divestments included mainly the results on the following transactions:

•	ING Direct Canada (transaction gain EUR 1,124 million);

•	ING Direct USA (transaction gain EUR 743 million) and the related sale of shares in Capital One (transaction gain EUR 323 million); and

•	ING’s investment management business in Malaysia (transaction gain EUR 745 million).

Adjustment to prior periods in 2013 relates to a true-up of tax positions. Adjustment to prior periods in 2012 related mainly to a tax settlement.

Equity - Other comprehensive income

Income tax related to components of other comprehensive income
	2013	2012	2011
Remeasurement of the net defined benefit asset/liability	230	1,060	–476
Unrealised revaluations property in own use		4
Unrealised revaluations available-for-sale investments and other	1,833	–2,678	–830
Realised gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	57	22	–291
Changes in cash flow hedge reserve	305	–227	–376
Transfer to insurance liabilities/DAC	–879	911	847
Exchange rate differences and other	–25	–132	–86

Total income tax related to components of other comprehensive income	1,521	–1,040	–1,212

ING Group Annual Report on Form 20-F 2013	F-106

Notes to the consolidated financial statements continued

46 FAIR VALUE OF ASSETS AND LIABILITIES

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

Fair value of financial assets and liabilities
	Estimated fair value		Balance sheet value
	2013	2012	2013	2012
Financial assets
Cash and balances with central banks	13,316	17,657	13,316	17,657
Amounts due from banks	43,173	39,126	43,012	39,053
Financial assets at fair value through profit and loss
– trading assets	114,247	114,895	114,247	114,895
– investments for risk of policyholders	39,589	98,765	39,589	98,765
– non-trading derivatives	8,546	13,951	8,546	13,951
– designated as at fair value through profit and loss	2,790	4,760	2,790	4,760
Investments
– available-for-sale	137,897	193,584	137,897	193,584
– held-to-maturity	3,153	6,626	3,098	6,545
Loans and advances to customers	540,932	580,458	526,965	556,900
Other assets (1)	17,707	20,850	17,707	20,850

	921,350	1,090,672	907,167	1,066,960
Financial liabilities
Subordinated loans	6,861	8,373	6,889	8,786
Debt securities in issue	131,319	149,874	127,727	143,436
Other borrowed funds	13,830	16,056	13,706	16,723
Investment contracts for risk of company	795	4,625	810	4,561
Investment contracts for risk of policyholders	1,588	8,066	1,588	8,066
Amounts due to banks	27,732	39,628	27,257	38,704
Customer deposits and other funds on deposit	474,011	457,623	474,320	455,003
Financial liabilities at fair value through profit and loss
– trading liabilities	73,491	83,652	73,491	83,652
– non-trading derivatives	11,155	18,752	11,155	18,752
– designated as at fair value through profit and loss	13,855	13,399	13,855	13,399
Other liabilities (2)	17,340	24,810	17,339	24,810

	771,977	824,857	768,138	815,892

(1)	Other assets do not include (deferred) tax assets, net defined benefit asset and property development and obtained from foreclosures.
(2)	Other liabilities do not include (deferred) tax liabilities, net defined benefit liability, insurance provisions, prepayments received under property under development, share-based payment plans, other provisions and other taxation and social security contributions.

The estimated fair values represent the price at which an orderly transaction to sell the financial asset or to transfer the financial liability would take place between market participants at the balance sheet date (‘exit price’). The fair value of financial assets and liabilities is based on quoted market prices, where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices are obtained from independent vendors, brokers or market makers. Because substantial trading markets do not exist for all financial instruments, various techniques have been developed to estimate the approximate fair values of financial assets and liabilities that are not actively traded. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors, especially for inputs that are not readily available in the market (such as credit spreads for own-originated loans and advances to customers). Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values. Where exposures of a group of financial assets and financial liabilities are managed on a net basis ING applies the IFRS exception that allows ING to measure the fair value of the group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or settle a net short position.

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (CVA, DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties.

F-107	ING Group Annual Report on Form 20-F 2013

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

Financial assets at fair value through profit and loss and Investments

Derivatives

Derivatives contracts can either be exchange-traded or over the counter (OTC). The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and those derivatives are classified in Level 1 of the fair value hierarchy. For those instruments not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques because quoted market prices in an active market are not available for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instruments. The principal techniques used to value these instruments are based on discounted cash flows, Black-Scholes option models and Monte Carlo simulation. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. These models are commonly used in the financial industry. Inputs to valuation models are determined from observable market data where possible. Certain inputs may not be observable in the market directly, but can be determined from observable prices via valuation model calibration procedures. The inputs used include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices and foreign currency exchange rates. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data, where available.

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

Other assets

The other assets are stated at their carrying value which is not significantly different from their fair value.

Financial liabilities

Subordinated loans

The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

ING Group Annual Report on Form 20-F 2013	F-108

Notes to the consolidated financial statements continued

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

Other liabilities

The other liabilities are stated at their carrying value which is not significantly different from their fair value.

Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the balance sheet at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex OTC and credit derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available), private equity instruments and investments in real estate funds.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are recognised as of the date of the event or change in circumstances that caused the transfer.

F-109	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Financial instruments at fair value

The fair values of the financial instruments carried at fair value were determined as follows:

Methods applied in determining fair values of financial assets and liabilities
2013	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	27,684	84,544	2,019	114,247
Investments for risk of policyholders	38,228	1,113	248	39,589
Non-trading derivatives	4	8,479	63	8,546
Financial assets designated as at fair value through profit and loss	571	2,021	198	2,790
Available-for-sale investments	111,273	23,474	3,151	137,897

	177,760	119,630	5,679	303,069
Financial liabilities
Trading liabilities	10,967	61,419	1,105	73,491
Non-trading derivatives	118	11,037		11,155
Financial liabilities designated as at fair value through profit and loss	1,912	11,600	343	13,855
Investment contracts (for contracts at fair value)	1,588			1,588

	14,585	84,056	1,448	100,089

Methods applied in determining fair values of financial assets and liabilities
2012	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	29,247	83,638	2,010	114,895
Investments for risk of policyholders	92,632	5,983	150	98,765
Non-trading derivatives	62	13,341	548	13,951
Financial assets designated as at fair value through profit and loss	220	2,419	2,121	4,760
Available-for-sale investments	115,883	73,513	4,188	193,584

	238,044	178,894	9,017	425,955
Financial liabilities
Trading liabilities	14,349	67,780	1,523	83,652
Non-trading derivatives	290	16,962	1,500	18,752
Financial liabilities designated as at fair value through profit and loss	1,833	6,464	5,102	13,399
Investment contracts (for contracts at fair value)	3,715	4,339	12	8,066

	20,187	95,546	8,137	123,870

Level 1 – (Unadjusted) quoted prices in active markets

This category includes financial instruments whose fair value is determined directly by reference to published quotes in an active market that ING Group can access. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis.

Transfers out of Level 1 into Level 2 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

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

Level 3 – Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. Level 3 Trading assets, Non-trading derivatives and Assets designated at fair value through profit and loss and Level 3 Financial liabilities at fair value through profit and loss include financial instruments with different characteristics and nature, which are valued on the basis of valuation techniques that feature one or more significant inputs that are unobservable. An instrument in its entirety is classified as Level 3 if a

ING Group Annual Report on Form 20-F 2013	F-110

Notes to the consolidated financial statements continued

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

Changes in Level 3 Financial assets
2013	Trading assets	Investments for risk of policy-holders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	2,010	150	549	2,121	4,188	9,018
Amounts recognised in the profit and loss account during the year	146	9	409	–253	–103	208
Revaluation recognised in equity during the year					–34	–34
Purchase of assets	558	154	334	263	672	1,981
Sale of assets	–704	–52	–322	–562	–575	–2,215
Maturity/settlement	–242		–20	–465	–227	–954
Transfers into Level 3	264	2		86	407	759
Transfers out of Level 3	–158	–9	–832	–129	–165	–1,293
Exchange rate differences				38	–29	9
Changes in the composition of the group and other changes	145	–6	–55	–901	–983	–1,800

Closing balance	2,019	248	63	198	3,151	5,679

In 2013, Changes in the composition of the group and other changes includes EUR –1,654 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

Main changes in fair value hierarchy in 2013

The decrease in Available-for-sale investments (level 2) reflects the presentation of ING U.S. as held for sale.

There were no significant transfers between Level 1 and 2.

Changes in Level 3 Financial assets
2012	Trading assets	Investments for risk of policy-holders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	1,383	140	960	2,886	5,724	11,093
Amounts recognised in the profit and loss account during the year	192	2	–375	–246	–50	–477
Revaluation recognised in equity during the year					14	14
Purchase of assets	1,143	83	170	815	507	2,718
Sale of assets	–330	–15	–195	–1,021	–661	–2,222
Maturity/settlement	–313		–2	–378	–1,096	–1,789
Transfers into Level 3	135	67	11	1	487	701
Transfers out of Level 3	–202	–6	–21	–2	–462	–693
Exchange rate differences	–1	–5	–2	–18	–22	–47
Changes in the composition of the group and other changes	3	–116	2	84	–254	–281

Closing balance	2,010	150	548	2,121	4,188	9,018

Main changes in fair value hierarchy in 2012

There were no significant transfers between Level 1 and 2.

F-111	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in Level 3 Financial liabilities
2013	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	1,523	1,500	5,102	12	8,137
Amounts recognised in the profit and loss account during the year	–110	315	–137		68
Issue of liabilities	510	263	226	6	1,005
Early repayment of liabilities	–720	–452	–907	–8	–2,087
Maturity/settlement	–276	–9	–420		–705
Transfers into Level 3	245		152	2	399
Transfers out of Level 3	–63		–3,676	–8	–3,748
Exchange rate differences	–3	–372	3		–371
Changes in the composition of the group and other changes		–1,245		–5	–1,250

Closing balance	1,105	0	343	0	1,448

In 2013, Changes in the composition of the group and other changes includes EUR –1,250 million as a result of the classification of ING U.S. as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 59 ‘Other events’.

In 2013, EUR 3.7 billion of Financial liabilities designated as at fair value through profit and loss were transferred from level 3 to level 2 due to refinements in the methodology used to classify these liabilities. It was observed that the valuation techniques used for calculating the fair values, for the majority of the portfolio, are not significantly impacted by unobservable inputs. These liabilities are reported in level 2. Furthermore, EUR 0.9 billion of Assets-Non trading derivatives were also transferred from level 3 to level 2 as the valuation is now not significantly impacted by unobservable inputs.

Changes in Level 3 Financial liabilities
2012	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	940	2,196	4,272	12	7,420
Amounts recognised in the profit and loss account during the year	232	–850	96		–522
Issue of liabilities	1,378	239	2,614	12	4,243
Early repayment of liabilities	–348	–49	–1,067	–6	–1,470
Maturity/settlement	–535	–3	–1,174		–1,712
Transfers into Level 3	85	7	395		487
Transfers out of Level 3	–223	–19	–30	–6	–278
Exchange rate differences	–6	–21	–4		–31

Closing balance	1,523	1,500	5,102	12	8,137

Amounts recognised in the profit and loss account during the year (Level 3)
2013	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	158	–12	146
Investments for risk of policyholders	10	–1	9
Non-trading derivatives	383	26	409
Financial assets designated as at fair value through profit and loss	–341	88	–253
Available-for-sale investments	–130	27	–103

	80	128	208

Financial liabilities
Trading liabilities	–110		–110
Non-trading derivatives	315		315
Financial liabilities designated as at fair value through profit and loss	–137		–137

	68		68

ING Group Annual Report on Form 20-F 2013	F-112

Notes to the consolidated financial statements continued

Amounts recognised in the profit and loss account during the year (Level 3)
2012	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	191	1	192
Investments for risk of policyholders	3	–1	2
Non-trading derivatives	–379	4	–375
Financial assets designated as at fair value through profit and loss	–204	–42	–246
Available-for-sale investments	–92	42	–50

	–481	5	–477
Financial liabilities
Trading liabilities	232		232
Non-trading derivatives	–854	4	–850
Financial liabilities designated as at fair value through profit and loss	96		96
Investment contracts (for contracts at fair value)

	–526	4	–522

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the balance sheet as at 31 December 2013 of EUR 303 billion include an amount of EUR 5.7 billion (1.9%) that is classified as Level 3 (31 December 2012: EUR 9.0 billion, being 2.1%). Changes in Level 3 from 31 December 2012 to 31 December 2013 are disclosed above in the table ‘Changes in Level 3 Assets’.

Financial liabilities measured at fair value in the balance sheet as at 31 December 2013 of EUR 100 billion include an amount of EUR 1.4 billion (1.4%) is classified as Level 3 (31 December 2012: EUR 8.1 billion, being 6.6%). Changes in Level 3 from 31 December 2012 to 31 December 2013 are disclosed above in the table ‘Changes in Level 3 Liabilities’.

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using valuation techniques that incorporate unobservable inputs and assets and liabilities for which the fair value was determined using quoted prices, but for which the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Fair values that are determined using valuation techniques using unobservable inputs are sensitive to the inputs used. Fair values that are determined using quoted prices are not sensitive to unobservable inputs, as the valuation is based on unadjusted external price quotes. These are classified in Level 3 as a result of the illiquidity in the relevant market, but are not significantly sensitive to ING’s own unobservable inputs.

The EUR 5.7 billion financial assets classified as Level 3 as at 31 December 2013 includes EUR 3.1 billion for Insurance and EUR 2.6 billion for Bank. The EUR 1.4 billion financial liabilities classified as Level 3 as at 31 December 2013 includes EUR 0.0 billion for Insurance and EUR 1.4 billion for Bank.

Insurance

Of the total amount of financial assets classified as Level 3 as at 31 December 2013 of EUR 3.1 billion, an amount of EUR 2.4 billion is based on unadjusted quoted prices in inactive markets. This includes for example debt securities and shares in real estate investment funds and private equity investment funds for which the fair value is determined using quoted prices for the securities or quoted prices obtained from the asset managers of the funds. As ING does generally not adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

The remaining EUR 0.7 billion Level 3 financial assets includes EUR 0.7 billion of private equity investments that are recognised at fair value. Fair value is determined using both market-based and investment-specific inputs. In the absence of an active market, fair values are estimated on the basis of the analysis of the invested companies’ financial position, future prospects and other factors, considering valuations of similar positions and other market information. Given the bespoke nature of the analysis in respect of most significant positions, it is not practical to quote a range of key unobservable inputs or provide a sensitivity analysis on such unobservable inputs.

Bank

Of the total amount of financial assets classified as Level 3 as at 31 December 2013 of EUR 2.6 billion, an amount of EUR 1.6 billion (62%) is based on unadjusted quoted prices in inactive markets. As ING does generally not adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

F-113	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Furthermore, Level 3 financial assets includes approximately EUR 0.2 billion which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.8 billion of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit and loss.

Of the total amount of financial liabilities classified as Level 3 as at 31 December of EUR 1.4 billion, an amount of EUR 0.5 billion (36%) is based on unadjusted quoted prices in inactive markets. As ING does generally not adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.0 billion which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.9 billion of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

ING Group Annual Report on Form 20-F 2013	F-114

Notes to the consolidated financial statements continued

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of level 3 asset/liability.

Valuation techniques and range of unobservable inputs (Level 3) - ING Bank
2013	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit and loss
Debt securities	341	26	Price based	Price (%)	0%	150%
			Net asset value	Price (%)	118%	118%
			Loan pricing model	Credit spread (bps)	696	696
Loans and advances	164	5	Price based	Price (%)	1%	100%
			Net asset value	Price (%)	32%	38%
			Present value techniques	Credit spread (bps)	106	2,101
			Loan pricing model	Credit spread (bps)	696	696
Structured notes		343	Price based	Price (%)	65%	110%
			Net asset value	Price (%)	118%	118%
			Option pricing model	Equity volatility (%)	17%	74%
				Equity/Equity correlation	–0.1	0.9
				Equity/FX correlation	–0.6	0.9
				Dividend yield (%)	0%	7%
Derivatives
– Rates	303	387	Option pricing model	Interest rate volatility (%)	11%	69%
				Interest rate correlation	0.9	0.9
				Inflation rate (%)	0%	4%
			Present value techniques	Reset spread	3%	3%
				Prepayment rate	5%	5%

– FX	462	384	Present value techniques	Inflation rate (%)	–1%	3%

– Credit	54	60	Present value techniques	Credit spread (bps)	1	1,372
				Implied correlation	0.4	1
– Equity	102	240	Option pricing model	Equity volatility (%)	5%	94%
				Equity/Equity correlation	–0.1	1
				Equity/FX correlation	–0.9	0.5
				Dividend yield (%)	0%	9%
– Other	33		Option pricing model	Commodity volatility	6%	28%
				Com/Com correlation	–0.1	0.9
				Com/FX correlation	–0.8	–0.2

Available for sale
– Debt	506			n/a
– Equity	509			n/a
– Asset backed securities	149			n/a

Other	8

	2,601	1,448

Equity securities

Level 3 equity securities mainly include corporate investments, fund investments, real estate positions and other equity securities which are not traded in active markets. In the absence of an active market, fair values are estimated on the basis of the analysis of fund managers reports, company’s financial position, future prospects and other factors, considering valuations of similar positions or by the reference to acquisition cost of the position. Given the bespoke nature of the analysis in respect to most significant positions, it is not practical to quote a range of key unobservable inputs.

Credit spreads

Credit spread is the premium above a benchmark interest rate, typically LIBOR or relevant Treasury instrument, required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.

Volatility

Volatility is a measure for variation of the price of a financial instrument or other valuation input over time. Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility, the higher value of the option. Volatility varies by the underlying reference (equity, commodity, foreign currency and interest rates), by strike and maturity of the option.

F-115	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Correlation

Correlation is a measure of dependence between two underlying references which is relevant in derivatives and other instruments which have more than one underlying reference. For example, correlation between underlying equity names may be a relevant input parameter for basket equity option pricing models. High positive correlation (close to 1) indicates strong positive relationship between underlyings implying they typically move in the same direction. High negative correlation, on the other hand, implies that underlyings typically move in opposite directions.

Interest rates

Prepayment rate and reset spread are key inputs to mortgage linked prepayments swaps valuation. Prepayment rate is the estimated rate at which mortgage borrowers will early pay off their mortgages, e.g. 5% per year. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.

Inflation rate is a key input to inflation linked instruments. Inflation linked instruments protect against price inflation and are denominated and indexed to investment units. Interest payments would be based on the inflation index and nominal rate in order to receive/pay the real rate of return. A rise in nominal coupon payments is a result of an increase in inflation expectations, real rates, or both. As markets for these inflation linked derivatives are illiquid, the valuation parameters become unobservable.

Sensitivity analysis of unobservable inputs

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument the actual value of those inputs at the balance sheet date may be drawn from a range of reasonably possible alternatives. The actual levels chosen for these unobservable inputs in preparing the financial statements is consistent with the valuation methodology.

If ING had used input values from the extremes of the ranges of reasonably possible alternatives when valuing these instruments as of 31 December 2013 then the impact on the profit and loss account would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change in unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation. In practice it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives and so the estimates in the table below show a greater fair value uncertainty than the realistic position at year end. Also, this disclosure does not attempt to indicate or predict future fair value movements. The numbers in isolation give limited information as in most cased these level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as level 1 or level 2. The table below does not include available for sale investments as changes in the fair value values of such investments would not directly impact profit and loss. Further disclosure on valuations, inputs and sensitivities is provided in the Risk management section.

Sensitivity analysis
2013	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Equity	42	9
Interest rates	36	32
Credits	24	17

	102	58

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the profit and loss account relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the profit and loss account as follows:

•	Results on trading assets and trading liabilities are included in Net trading income;

•	Investments for risk of policyholders are included in Underwriting expenditure;

•	Non-trading derivatives are included in Valuation results on non-trading derivatives;

•	Financial assets and liabilities designated as at fair value through profit and loss are included in Valuation results on non-trading derivatives - Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading);

•	Changes in the fair value of Real estate investments are included in Investment income; and

•	Impairments on Property in own use are included in Intangible amortisation and other impairments.

Unrealised gains and losses recognised in Other comprehensive income that relate to Available-for-sale assets are included in the Revaluation reserve – Available-for-sale reserve and other and Property in own use are included in the Revaluation reserve – Property in own use reserve.

ING Group Annual Report on Form 20-F 2013	F-116

Notes to the consolidated financial statements continued

Asset backed security portfolio

Fair value hierarchy of certain ABS bonds
2013	Level 1	Level 2	Level 3	Total
US Subprime RMBS		13		13
US Alt-A RMBS		96		96
CDO/CLOs	4		175	179
CMBS		18	11	29

Total	4	127	186	317

Fair value hierarchy of certain ABS bonds
2012	Level 1	Level 2	Level 3	Total
US Subprime RMBS		748	8	756
US Alt-A RMBS		454	3	457
CDO/CLOs	7	71	434	512
CMBS	1	3,857	1	3,859

Total	8	5,130	446	5,584

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the balance sheet, but for which fair values are disclosed are determined as follows:

Methods applied in determining fair values of financial assets and liabilities
2013	Level 1	Level 2	Level 3	Total
Financial assets
Cash and balances with central banks	13,316			13,316
Amounts due from banks	4,830	30,343	8,000	43,173
Held-to-maturity investments	1,225	1,928		3,153
Loans and advances to customers	5,148	40,798	494,986	540,932

	24,519	73,068	502,986	600,574
Financial liabilities
Subordinated loans	5,074	1,101	685	6,861
Debt securities in issue	58,751	35,817	36,751	131,319
Other borrowed funds	8,326	3,775	1,729	13,830
Investment contracts (for contracts at amortised cost)	20		775	795
Amounts due to banks	5,126	20,769	1,837	27,732
Customer deposits and other funds on deposit	223,021	84,633	157,357	474,011

	309,318	146,095	199,134	654,547

NON-FINANCIAL ASSETS AND LIABILITIES

In addition to financial assets and liabilities, the following table presents the estimated fair values of ING Group’s non-financial assets and liabilities that are measured at fair value in the balance sheet. Reference is made to Note 1 ‘Accounting policies’ in the sections ‘Real estate investments’ and ‘Property in own use’ for the methods and assumptions used by ING Group to estimate the fair value of the non-financial assets.

Fair value of non-financial assets
2013	Estimated fair value	Balance sheet value
Real estate investments	1,399	1,399
Property in own use	1,243	1,243

	2,642	2,642

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets
2013	Level 1	Level 2	Level 3	Total
Real estate investments			1,399	1,399
Property in own use			1,243	1,243

			2,642	2,642

F-117	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Changes in Level 3 Non-financial assets
2013	Real estate investments	Property in own use	Total non-financial assets
Opening balance	1,491	1,423	2,914
Amounts recognised in the profit and loss account during the year	–5	–49	–54
Revaluation recognised in equity during the year		–4	–4
Purchase of assets	200	40	240
Sale of assets	–265	–34	–299
Maturity/settlement
Reclassifications	–61	–2	–63
Transfers into Level 3
Exchange rate differences	–2	–27	–29
Changes in the composition of the group and other changes	41	–104	–63

Closing balance	1,399	1,243	2,642

Amounts recognised in the profit and loss account during the year (Level 3)
2013	Held at balance sheet date	Derecognised during the year	Total
Non-financial assets
Real estate investments	–25	20	–5
Property in own use	–60	–7	–67

	–85	13	–72

Greece, Italy, Ireland, Portugal, Spain and Cyprus

Of the Government and Unsecured Financial institutions’ bonds exposure in Greece, Italy, Ireland, Portugal, Spain and Cyprus as disclosed in Note 5 ‘Investments’, EUR 5 billion (2012: EUR 5.0 billion) is classified as available-for-sale and is measured at fair value (with the revaluation recognised in equity, taking into account impairments that are recognised in the profit and loss account). The table below provides the fair value hierarchy per year-end 2013 for the Greek, Italian, Irish, Portuguese, Spanish and Cyprian Government and Unsecured Financial institutions’ bond exposure measured at fair value.

Fair value hierarchy of Greek, Italian, Irish, Portuguese, Spanish and Cyprian bonds at fair value
2013	Level 1	Level 2	Level 3	Total
Greece
Government bonds	105			105
Italy
Government bonds	2,372	278		2,650
Financial institutions	97	136		233
Ireland
Government bonds	59			59
Financial institutions	15			15
Portugal
Government bonds	497			497
Financial institutions	8	27		35
Spain
Government bonds	1,323			1,323
Financial institutions	25	57		82
Cyprus
Government bonds	10			10

Total	4,511	498		5,009

ING Group Annual Report on Form 20-F 2013	F-118

Notes to the consolidated financial statements continued

Fair value hierarchy of Greek, Italian, Irish, Portuguese, Spanish and Cyprian bonds at fair value
2012	Level 1	Level 2	Level 3	Total
Greece
Government bonds	76			76
Italy
Government bonds	1,958	379		2,337
Financial institutions	165	333		498
Ireland
Government bonds	55			55
Financial institutions	30			30
Portugal
Government bonds	627			627
Financial institutions	55	22		77
Spain
Government bonds	1,151			1,151
Financial institutions	99			99
Cyprus
Government bonds	13			13

Total	4,229	734		4,963

Classification of bonds in Levels 2 and 3 is mainly a result of low trading liquidity in the relevant markets.

F-119	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

47 DERIVATIVES AND HEDGE ACCOUNTING

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

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-IASB hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS-IASB are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS-IASB hedge model that is applicable. The three models applicable under IFRS-IASB are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in Note 1 ‘Accounting policies’ in the section ‘Principles of valuation and determination of results’.

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

For the year ended 31 December 2013, ING Group recognised EUR –937 million (2012: EUR 434 million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR 846 million (2012: EUR –326 million) fair value changes recognised on hedged items. This resulted in EUR –95 million (2012: EUR 108 million) net accounting ineffectiveness recognised in the profit and loss account. As at 31 December 2013, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 1,526 million (2012: EUR 393 million), presented in the balance sheet as EUR 1,383 million (2012: EUR 2,926 million) positive fair values under assets and EUR –143 million (2012: EUR 2,533 million) negative fair values under liabilities.

ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-IASB. The EU ‘carve-out’ for macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-IASB ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket. ING Group applies the IFRS-IASB ‘carve-out’ to its retail operations in which the net exposure of retail funding (savings and current accounts) and retail lending (mortgages) is hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages, using the IFRS-IASB provisions.

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

ING Group Annual Report on Form 20-F 2013	F-120

Notes to the consolidated financial statements continued

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

For the year ended 31 December 2013, ING Group recognised EUR –816 million (2012: EUR 716 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at 31 December 2013 was EUR 2,448 million (2012: EUR 3,558 million) gross and EUR 1,879 million (2012: EUR 2,689 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 44 years for insurance operations and 40 years for banking operations, with the largest concentrations in the range of 1 to 8 years for insurance operations and 5 to 20 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a gain of EUR 54 million (2012: EUR 4 million gain) which was recognised in the profit and loss account.

As at 31 December 2013, the fair value of outstanding derivatives designated under cash flow hedge accounting was EUR 245 million (2012: EUR 1,032 million), presented in the balance sheet as EUR 4,630 million (2012: EUR 7,471 million) positive fair values under assets and EUR 4,385 million (2012: EUR 6,439 million) negative fair values under liabilities.

As at 31 December 2013, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was EUR –299 million (2012: EUR 267 million).

Included in Interest income and interest expense on non-trading derivatives is EUR 3,456 million (2012: EUR 2,598 million) and EUR 3,220 million (2012: EUR 2,620 million), respectively, relating to derivatives used in cash flow hedges.

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

As at 31 December 2013, the fair value of outstanding derivatives designated under net investment hedge accounting was EUR 86 million (2012: EUR –22 million), presented in the balance sheet as EUR 138 million (2012: EUR 49 million) positive fair values under assets and EUR 52 million (2012: EUR 71 million) negative fair values under liabilities.

As at 31 December 2013, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR 491 million (2012: EUR –1,133 million).

Accounting ineffectiveness recognised in the profit and loss account for the year ended 31 December 2013 on derivatives and non-derivatives designated under net investment hedge accounting was nil (2012: nil).

F-121	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

48 ASSETS BY CONTRACTUAL MATURITY

Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet.

Assets by contractual maturity
2013	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	13,316						13,316
Amounts due from banks	27,612	5,022	5,653	4,361	364		43,012
Financial assets at fair value through profit and loss
– trading assets	51,070	9,199	14,527	19,475	19,245	731	114,247
– investments for risk of policyholders (2)						39,589	39,589
– non-trading derivatives		62	302	3,940	4,239	3	8,546
– designated as at fair value through profit and loss	714	213	836	528	473	26	2,790
Investments
– available-for-sale	3,940	4,310	9,903	41,744	70,735	7,265	137,897
– held-to-maturity	127	30	973	1,639	329		3,098
Loans and advances to customers	63,684	16,353	34,546	123,968	288,141	273	526,965
Reinsurance contracts	10	24	30	10	79	99	252
Intangible assets	3	7	199	435	4	1,193	1,841
Deferred acquisition costs	20	17	91	198	1,027		1,353
Assets held for sale (3)	58		572			156,255	156,885
Other assets	11,301	2,179	5,009	1,878	1,182		21,549
Remaining assets (for which maturities are not applicable) (4)						5,262	5,262
Total assets	171,855	37,416	72,641	198,176	385,818	210,696	1,076,602

(1)	Includes assets on demand.
(2)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.
(3)	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.
(4)	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

Assets by contractual maturity
2012	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	17,657						17,657
Amounts due from banks	25,636	3,630	3,894	5,597	296		39,053
Financial assets at fair value through profit and loss
– trading assets	33,877	7,603	11,222	29,791	31,820	582	114,895
– investments for risk of policyholders (2)						98,765	98,765
– non-trading derivatives	360	196	860	5,236	7,299		13,951
– designated as at fair value through profit and loss	281	52	840	964	1,517	1,106	4,760
Investments
– available-for-sale	3,672	4,337	17,579	51,887	97,207	18,902	193,584
– held-to-maturity	1,267	1,168	1,007	2,774	329		6,545
Loans and advances to customers	61,733	13,909	32,494	127,836	318,986	1,942	556,900
Reinsurance contracts	19	49	281	1,277	1,992	1,672	5,290
Intangible assets	2	5	212	509	44	1,867	2,639
Deferred acquisition costs	19	18	77	158	316	3,961	4,549
Assets held for sale (3)		6,781				60,165	66,946
Other assets	10,743	2,759	5,995	3,946	2,648	332	26,423
Remaining assets (for which maturities are not applicable) (4)						5,984	5,984
Total assets	155,266	40,507	74,461	229,975	462,454	195,278	1,157,941

(1)	Includes assets on demand.
(2)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.
(3)	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.
(4)	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F 2013	F-122

Notes to the consolidated financial statements continued

49 LIABILITIES BY MATURITY

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

Liabilities by maturity
2013	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						7,104	–215	6,889
Debt securities in issue	5,204	25,865	18,822	44,627	31,300		1,909	127,727
Other borrowed funds	2,592	1	284	2,882	12,812	–6,768	1,903	13,706
Amounts due to banks	16,305	1,834	1,755	2,891	4,472			27,257
Customer deposits and other funds on deposit	411,647	27,067	25,336	2,912	3,201	3,856	301	474,320
Financial liabilities at fair value through profit and loss
– other trading liabilities	32,561	2,022	2,201	1,767	4,716		722	43,989
– trading derivatives	903	1,910	5,515	15,154	13,657		–7,637	29,502
– non-trading derivatives	353	443	1,727	5,870	–4,439		7,201	11,155
– designated as at fair value through profit and loss	198	216	1,282	5,967	5,991		201	13,855
Financial liabilities	469,763	59,358	56,922	82,070	71,710	4,192	4,385	748,400
Insurance and investment contracts	806	1,115	5,486	17,586	47,038	39,520		111,551
Liabilities held for sale (3)	14		453			145,905		146,372
Other liabilities	10,572	2,049	5,863	1,083	564	295		20,426
Non-financial liabilities	11,392	3,164	11,802	18,669	47,602	185,720		278,349
Total liabilities	481,155	62,522	68,724	100,739	119,312	189,912	4,385	1,026,749
Coupon interest due on financial liabilities	1,316	1,159	4,148	9,525	38,167			54,315

(1)	Includes liabilities on demand.
(2)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
(3)	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

F-123	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Liabilities by maturity
2012	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						8,817	–31	8,786
Debt securities in issue	12,521	22,543	25,373	48,562	30,626		3,811	143,436
Other borrowed funds	3,971	32	256	5,551	6,348	13	552	16,723
Amounts due to banks	24,016	3,875	3,305	2,757	4,751			38,704
Customer deposits and other funds on deposit	380,810	27,364	38,098	6,239	2,034		458	455,003
Financial liabilities at fair value through profit and loss
– other trading liabilities	20,040	2,668	1,404	1,992	4,168		1,245	31,517
– trading derivatives	2,934	3,516	10,365	27,178	21,614		–13,472	52,135
– non-trading derivatives	810	842	3,716	12,070	8,847	1,146	–8,679	18,752
– designated as at fair value through profit and loss	494	242	938	6,303	5,356		66	13,399
Financial liabilities	445,596	61,082	83,455	110,652	83,744	9,976	–16,050	778,455
Insurance and investment contracts	1,646	1,951	9,156	36,050	79,065	102,082		229,950
Liabilities held for sale (3)		18,900				48,911		67,811
Other liabilities	10,686	3,170	8,282	6,088	2,265	410		30,901
Non-financial liabilities	12,332	19,145	17,438	42,138	82,988	156,279		328,662
Total liabilities	457,928	80,447	100,893	152,790	166,732	168,343	–16,050	1,107,117
Coupon interest due on financial liabilities	1,748	957	4,226	9,169	42,409			58,509

(1)	Includes liabilities on demand.
(2)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
(3)	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

50 ASSETS NOT FREELY DISPOSABLE

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable
	2013 (1)	2012
Investments	708	970
Loans and advances to customers	60,441	57,296
Banks	12,877	16,420
Other assets	1,105	1,223
	75,131	75,909

(1)	Excludes ING U.S. as classified as held-for-sale.

In 2013 the disclosure is further aligned with the EBA requirements for asset encumbrance; the 2012 comparatives have been adjusted accordingly.

Banks includes Amounts due from banks and balances with central banks. In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks.

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 45.9 billion (2012: EUR 46.7 billion), in Germany to EUR 8.4 billion (2012: EUR 2.8 billion), in Belgium EUR 2.5 billion (2012: nil) and in Spain to nil (2012: EUR 1 billion).

The loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 58 ‘Related parties’ is included in Loans and advances to customers (2013: EUR 2.7 billion; 2012: EUR 7.8 billion).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 51 ‘Transfer of financial assets’.

ING Group Annual Report on Form 20-F 2013	F-124

Notes to the consolidated financial statements continued

51 TRANSFER OF FINANCIAL ASSETS

The majority of ING’s financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 57 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2013	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Amounts due from banks				5,482
Financial assets at fair value through profit and loss (1)	1,238	102	13,880	38,211
Investments		1,855		9,111
Loans and advances to customers				1,010
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a		3,186
Customer deposits and other funds on deposit	n.a	n.a		319
Financial liabilities at fair value through profit and loss	n.a	n.a	4,516	28,192

(1)	Including assets obtained in reverse repurchase transactions.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2012	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Amounts due from banks				1,321
Financial assets at fair value through profit and loss (1)	167	39	8,808	29,904
Investments		2,625		14,118
Loans and advances to customers				5,527
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a		5,723
Customer deposits and other funds on deposit	n.a	n.a		797
Financial liabilities at fair value through profit and loss	n.a	n.a	1,861	18,193

(1)	Including assets obtained in reverse repurchase transactions.

The tables above do not include assets relating to the Illiquid Assets Back-up Facility that ING has agreed with the Dutch State. Reference is made to Note 58 ‘Related parties’ for detailed disclosure on the facility.

The table above does not include assets transferred to consolidated securitisation entities as the related asset remain recognised in the consolidated balance sheet. Assets transferred to unconsolidated securitisation entities are disclosed below. Reference is made to Note 57 ‘Structured entities’.

Transfer of financial assets that qualified for derecognition

In 2013 ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2013 amounted to EUR 62 million; fair value changes on this swap recognised in the profit and loss account in 2013 were EUR 5 million. Fee income recognised in the profit and loss account in 2013 amounted to EUR 1 million.

F-125	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

52 OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the balance sheet under the IFRS-IASB offsetting requirements (legal right to offset and intention to net settle) and amounts presented gross in the balance sheet but subject to enforceable master netting arrangements or similar arrangement.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2013		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet- technique(s)	Financial instruments Significant unobservable input(s)	Cash and financial instruments received as collateral	Net amount
BALANCE SHEET LINE ITEM	FINANCIAL INSTRUMENT
Amounts due from banks
	Reverse repurchase, securities borrowing and similar agreements	4,047		4,047	22	731	3,294
	Other	3,635	–6	3,629		897	2,732

		7,682	–6	7,676	22	1,628	6,026
Financial assets at fair value through profit and loss
Trading assets	Derivatives	31,561	–4,995	26,566	19,583	1,820	5,163
	Reverse repurchase, securities borrowing and similar agreements	43,080	–6,112	36,968	694	28,744	7,530
	Other	1,219	–5	1,214			1,214

		75,860	–11,112	64,748	20,277	30,564	13,907

Non-trading derivatives	Derivatives	41,030	–35,788	5,242	3,246	1,385	611

		41,030	–35,788	5,242	3,246	1,385	611
Investments
Available-for-sale	Reverse repurchase, securities borrowing and similar agreements
	Other	115		115		113	2

		115		115		113	2
Loans and advances to customers
	Reverse repurchase, securities borrowing and similar agreements	96		96			96
	Other	159,202	–149,517	9,685	1	393	9,291

		159,298	–149,517	9,781	1	393	9,387

Other items where offsetting is applied in the balance sheet		4,796	–5,770	-974	54	1,402	-2,430

Impact of enforceable master netting arrangements or similar arrangements	Derivatives				–4,825	3,176	1,649
	Other				–4		4

					–4,829	3,176	1,653

Total financial assets		288,781	–202,193	86,588	18,770	38,661	29,156

ING Group Annual Report on Form 20-F 2013	F-126

Notes to the consolidated financial statements continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2013		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet- technique(s)	Financial instruments Significant unobservable input(s)	Cash and financial instruments received as collateral	Net amount
Amounts due to banks
	Repurchase, securities lending and similar agreements	1,085		1,085	21	1,063	1
	Other	2,372	–17	2,355		1,714	641

		3,457	–17	3,440	21	2,777	642

Customer deposits and other funds on deposit
	Repurchase, securities lending and similar agreements	13		13			13
	Corporate deposits	30,541	–23,779	6,762			6,762
	Other	135,981	–125,727	10,254		42	10,212

		166,535	–149,506	17,029		42	16,987

Financial liabilities at fair value through profit and loss
Trading liabilities	Derivatives	32,536	–5,589	26,947	21,897	1,208	3,842
	Repurchase, securities lending and similar agreements	34,298	–6,111	28,187	695	15,854	11,638
	Other	5	–5

		66,839	–11,705	55,134	22,592	17,062	15,480

Non-trading derivatives	Derivatives	46,912	–39,036	7,876	5,491	204	2,181

Other items where offsetting is applied in the balance sheet		3,333	–1,929	1,404	245	3,748	–2,589

Impact of enforceable master netting arrangements or similar arrangements	Derivatives				–9,553	10,060	–507
	Other				–26		26

					–9,579	10,060	–481
Total financial liabilities		287,076	–202,193	84,883	18,770	33,893	32,220

F-127	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

53 CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business the Group is party to activities whose risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
2013	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1						1
– guarantees	17,536	429	685	1,153	3,334		23,137
– irrevocable letters of credit	7,348	5,254	1,615	362	8		14,587
– other	376	71	50	9			506
	25,261	5,754	2,350	1,524	3,342		38,231
Insurance operations
Commitments	51	134	135	254	81	29	684
Guarantees	2						2
	53	134	135	254	81	29	686
Irrevocable facilities	37,736	18,113	2,283	21,500	5,425		85,057
	63,050	24,001	4,768	23,278	8,848	29	123,974

Contingent liabilities and commitments
2012	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1						1
– guarantees	17,427	387	924	1,140	4,156		24,034
– irrevocable letters of credit	7,220	5,747	1,266	312	7		14,552
– other	376	29	90	3			498
	25,024	6,163	2,280	1,455	4,163		39,085
Insurance operations
Commitments	556	229	134	188	68	69	1,244
Guarantees				6	9	1	16
	556	229	134	194	77	70	1,260
Irrevocable facilities	34,380	17,582	2,697	26,128	5,762		86,549
	59,960	23,974	5,111	27,777	10,002	70	126,894

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

ING Group Annual Report on Form 20-F 2013	F-128

Notes to the consolidated financial statements continued

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts

2014	242
2015	182
2016	153
2017	110
2018	81
Years after 2018	177

54 LEGAL PROCEEDINGS

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, broker-dealers, underwriters, issuers of securities, and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Litigation was filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Parties have agreed to a settlement. The outcome of the settlement is reflected in the 2013 Annual Accounts. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the lower Court’s decision dismissing all claims. The plaintiffs have petitioned the Court for an en banc review of that decision by the entire Court. An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. The District Court has granted the Administrator’s motion for class certification. The Court has conducted a bench trial of the liability issues, which concluded on 3 October 2013 and the Court has taken the matter under advisement. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 costs of the settlements were valued at EUR 365 million for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2013 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations, with the second main consumer protection organisation signing its agreement in June 2012. In addition, ING’s Dutch insurance subsidiaries announced additional measures (flankerend beleid) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures offered by ING’s Dutch insurance subsidiaries prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries and making claims for damages.

In November 2013, the so-called ‘Vereniging Woekerpolis.nl’, an association representing the interests of policyholders, initiated a so-called ‘collective action’, requesting the District Court in Rotterdam to declare that NN’s Dutch insurance subsidiaries sold products in the market, which are defective in various respects (e.g. on transparency regarding cost charges and other product characteristics, and included risks for which the insurer failed to warn, such as considerable stock depreciations, the inability to realise the projected final policy value, unrealistic capital projections due to difference in geometric versus arithmetic returns). ING’s Dutch insurance subsidiaries have rejected these claims and will defend themselves in these proceedings.

F-129	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Apart from the aforementioned ‘collective action’, several other claim organisations and initiatives were established on behalf of policyholders, such as the organisation Wakkerpolis. This organisation primarily concentrates on the recovery of initial costs for policyholders, based on an interim ruling of the KiFiD issued on 13 May 2013 in an individual case. In this case, the KiFiD concluded that there is no contractual basis for charging initial costs (which are costs charged to the policy during a limited period of time). Apart from the initial costs, it can be derived from the interim ruling – in accordance with past rulings of the KiFiD – that an insurer is obliged to warn against the leverage and capital consumption effect (which is the effect caused by the dependency of life insurance premium on the value of the policy; the lower the value of the policy, the higher the life insurance premium). NN Group N.V. (‘NN’) and ING believe that this interim ruling is incorrect on several legal grounds.

In proceedings pending before the District Court in Rotterdam, the Court has upon the request of the parties, including NN, submitted prejudicial questions to the European Court of Justice to obtain clarity on principal legal questions with respect to cost transparency related to unit-linked policies. The main prejudicial question is whether European law allows for the application of information requirements based on general principles of Dutch law that extend beyond information requirements as explicitly prescribed by laws and regulations in force at the time the policy was written. Although the European Court does not decide on the applicable standards in specific cases, NN and ING believe the ruling of the Court of Justice can give clarification on this question of legal principle which is subject of other legal proceedings in the Netherlands. It is expected that the European Court of Justice will render its judgment at the earliest in 2014.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. There has been for some time and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings. There is a risk that one or more of those legal challenges will succeed. The financial consequences of any of the aforementioned factors or a combination thereof can be substantial for the Dutch insurance business of ING and may affect ING, both financially and reputationally. However, these consequences cannot be reliably estimated or quantified at this point.

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

On 19 November 2012, ING Group and the EC announced that the EC had approved amendments to the 2009 Restructuring Plan (the ‘2012 Amended Restructuring Plan’). With the approval, the Commission has closed its Investigation as announced on 11 May 2012 and ING has withdrawn its appeal at the General Court of the European Union that it filed in July 2012. For principal legal reasons the European Commission will continue with its appeal against the General Court ruling of March 2012. However, the outcome of this Appeal will not affect the EC approval of the 2012 Amended Restructuring plan. It is expected that this judgment will be rendered in April 2014.

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore, at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured the Dutch ING Pension Fund (Stichting Pensioenfonds ING) in 2009, 2010 and 2011. This claim was rejected by the district court of Amsterdam on 9 November 2012. An appeal was lodged against this court decision. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the district court of Amsterdam on 22 October 2012. An appeal was lodged against this court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these

ING Group Annual Report on Form 20-F 2013	F-130

Notes to the consolidated financial statements continued

proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In April 2013, the ING Pension Fund started arbitration proceedings to adjudicate a dispute with ING concerning the adjusted mortality tables used in the calculation of premiums and provisions. In 2013 ING decided to lower its contributions by 1.7% as a result of ING not accepting the adjustments made by the ING Pension Fund resulting from the mortality tables used. In February 2014 the ING Pension Fund and ING agreed that the ING Pension Fund will remain using a surcharge of 1.7% and the ING Pension Fund and ING will share the costs of the 1.7% surcharge over 2013. The payment of 50% of the surcharge 2013 by ING is included in the payment by ING of the one-time lump sum to the ING Pension Fund, which was closed for the accrual of new pension benefits as of 1 January 2014, of EUR 379 million to release ING from future financial obligations. More information is provided in Note 60 of the Annual Accounts.

In July 2013, the ING Pension Fund started arbitration proceedings against ING’s decision not to provide funding (for a total amount of EUR 197.5 million) for indexing pensions insured with the ING Pension Fund as of 1 January 2013. During the arbitration proceedings the ING Pension Fund added a claim in the amount of EUR 38.8 million for funding the indexation as of 1 August 2013. On 20 December 2013 the arbitrators ruled in favour of the ING Pension Fund and concluded that ING will have to provide full funding for both the indexation as of 1 January 2013 and the indexation as of 1 August 2013. The outcome of the arbitration is reflected in the 2013 Annual Accounts.

On 12 June 2012, ING Bank entered into a Settlement Agreement with U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and Deferred Prosecution Agreements with the Department of Justice, the United States Attorney’s Office for the District of Columbia and the District Attorney of the County of New York (together the ‘U.S. Authorities’) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007. The Agreements have expired as of 12 December 2013 and the motion against ING Bank N.V. has been dismissed by the US District Court of Columbia.

In addition, like many other companies in the insurance industry, several of ING’s subsidiaries in the U.S. have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. On 6 June 2013, ING U.S. executed a Global Resolution Agreement, which became effective 26 July 2013, establishing a process to resolve an audit of compliance with unclaimed property laws being conducted by a majority of the states. On 13 August 2013, ING U.S. executed a Regulatory Settlement Agreement (‘RSA’), which became effective on 14 September 2013, that settles with Departments of Insurance of forty seven states, two territories and the District of Columbia a multi-state market conduct examination regarding benefit payment practices, procedures and policy administration relating to claims, including efforts to identify owners and beneficiaries of unclaimed benefits.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V. (together ‘ING’) sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed them incorrectly with respect to the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal. Based on both calculations the Court of Appeal will make a final judgement. In January 2014, Amodo has filed a new document to substantiate its claim. ING has until the end of March 2014 to file counter arguments, therefore a final judgment will probably not be given before the end of the second quarter of 2014. ING has the possibility to appeal against the legal grounds on which the final judgement is based. At this moment it is not practicable to provide an estimate of the (potential) financial effect of this proceeding.

Following a recent broad industry review by the Dutch regulator DNB, Nationale- Nederlanden Schadeverzekering Maatschappij N.V. was instructed to strengthen its policies and procedures in respect of sanctions-related customer screening and related compliance matters. Nationale-Nederlanden Schadeverzekering Maatschappij N.V. is currently in the process of implementing DNB’s recommendations.

55 COMPANIES AND BUSINESSES ACQUIRED AND DIVESTED

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Divestments announced in 2014

ING’s Taiwanese investment management business

On 10 January 2014, ING announced that it has reached an agreement to sell ING Investment Management (IM) Taiwan, its Taiwanese asset management business, to Japan-based Nomura Asset Management in partnership with a group of investors. The transaction is not expected to have a significant impact on ING Group results. The transaction is subject to regulatory approval and expected to close in the second quarter of 2014.

Partial divestments effective in 2013 – ING U.S.

In May 2013, ING U.S. was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.25%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in ING U.S. to approximately 57%. Reference is made to Note 59 ‘Other events’.

F-131	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Divestments effective in 2013 and divestments announced in 2013 but not closed in 2013 – Asia

In 2012, ING’s Insurance and investment management businesses in Asia and the (internally) reinsured Japan SPVA business in corporate reinsurance were classified as held for sale and discontinued operations. Various individual divestment transactions were agreed. The specifics of these transactions are included below. The Asian Insurance and Investment Management businesses and the (internally) reinsured Japan SPVA businesses in Corporate Reinsurance were previously included respectively in the segments Insurance Asia/Pacific, Investment Management and Other before they were classified as discontinued operations. After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that a standalone divestment of ING Life Japan, including its Corporate Owned Life Insurance (COLI) and Closed Block VA businesses, is not feasible in a manner that would meet the demands of regulators and other interest holders. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as held for sale and discontinued operations in 2013. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 36 ‘Discontinued operations’ and Note 59 ‘Other events’.

Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million. The transaction closed on 3 December 2013.

Insurance in Hong Kong, Macau, Thailand

In October 2012, ING reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of EUR 1.6 billion (USD 2.1 billion) in cash. A net gain of EUR 945 million is recognised in 2013. The transaction closed on 28 February 2013.

ING’s investment management business in Thailand

In November 2012, ING reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. ING received a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction closed on 3 May 2013.

ING’s investment management business in Malaysia

In December 2012, ING reached an agreement to sell its 70%-stake in ING Funds Berhad (IFB), ING’s investment management business in Malaysia, to Kenanga Investors Berhad (Kenanga Investors), a wholly owned subsidiary of K & N Kenanga Holdings Berhad (Kenanga). Tab Inter-Asia Services Sdn Berhad has also agreed to sell its 30% stake in IFB to Kenanga Investors. The transaction closed on 19 April 2013.

Joint venture ING Vysya Life

In January 2013, ING agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. ING’s exit from the Indian life insurance joint venture is part of the previously announced intended divestment of ING’s Insurance and investment management businesses in Asia. The transaction resulted in a net loss of EUR 15 million which was recognised in 2012. The transaction closed on 22 March 2013.

Joint venture KB Life

In April 2013, ING agreed to sell its 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life) to joint venture partner KB Financial Group. ING received a total cash consideration of EUR 115 million (KRW 166.5 billion) for its 49% stake in KB Life. The transaction closed 20 June 2013.

Joint venture ING-BOB Life

In July 2013, ING agreed to sell its 50% stake in its Chinese insurance joint venture ING-BOB Life Insurance Company to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction, which is subject to regulatory approval, is not expected to have a significant impact on ING Group results. This announcement does not affect ING Bank’s 13.7% stake in Bank of Beijing, nor does it affect ING’s Commercial Banking activities in China.

ING’s investment management business in South Korea

In July 2013, ING reached an agreement to sell its investment management business in South Korea to Macquarie Group, an Australia-based, global provider of financial services. The transaction did not have a significant impact on ING Group results. The transaction closed on 2 December 2013.

ING Life Korea

In August 2013, ING announced that it has reached an agreement to sell ING Life Korea, its wholly owned life insurance business in South Korea, to MBK Partners for a total purchase price of EUR 1.24 billion (KRW 1.84 trillion). Under the terms of the agreement, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of EUR 80 million (KRW 120 billion). ING has also reached a licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING will continue to provide technical support and advice to ING Life Korea. The transaction resulted in an after tax loss for ING Group of EUR 1.0 billion. This transaction closed on 24 December 2013.

ING Group Annual Report on Form 20-F 2013	F-132

Notes to the consolidated financial statements continued

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

Divestments effective in 2013 – ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement does not affect ING’s Commercial Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which is recognised in 2013. The transaction closed on 29 November 2013.

Divestments effective in 2013 – ING Direct UK

In October 2012, ING reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the approximately EUR 13.4 billion (GBP 11.6 billion) of savings deposits and approximately EUR 6.4 billion (GBP 5.5 billion) of mortgages of ING Direct UK have been transferred to Barclays. The agreement resulted in an after tax loss of EUR 260 million which was recognised in 2012. The transaction closed on 6 March 2013 and a gain of EUR 10 million was recognised on the final settlement. In 2012, ING Direct UK was classified as held for sale. ING Direct UK was included in the segment Retail Rest of World.

Most significant companies divested in 2013
	ING Direct UK	Hong Kong Macau and Thailand	ING Life Korea	Total
General
Primary line of business	Bank	Insurance	Insurance
Sales proceeds
Cash proceeds (1)	–7,186	1,630	1,235	–4,321

Sales proceeds	–7,186	1,630	1,235	–4,321
Assets
Cash and cash equivalents	290	103	171	564
Financial assets at fair value through profit and loss		763	4,292	5,055
Available-for-sale investments		3,503	9,874	13,377
Loans and advances to customers	6,437	163	1,523	8,123
Reinsurance contracts		70	17	87
Intangible assets		66	32	98
Deferred acquisition costs		601	1,848	2,449
Miscellaneous other assets	24	162	396	582
Liabilities
Insurance and investment contracts		4,329	15,034	19,363
Financial liabilities at fair value through profit and loss		1	7	8
Customer deposits and other funds on deposit	13,701			13,701
Miscellaneous other liabilities	32	230	729	991

Net assets	–6,982	871	2,383	–3,728
% disposed	100%	100%	100%

Net assets disposed	–6,982	871	2,383	–3,728
Gain/loss on disposal (2)	–250	944	–989	–295

(1)	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
(2)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

Acquisitions effective in 2012

There were no significant acquisitions in 2012.

Divestments effective in 2012

Insurance businesses in Malaysia

In October 2012, ING reached an agreement with AIA Group Ltd. (AIA) on the sale of ING’s insurance operations in Malaysia, which include its life insurance business, its market-leading employee benefits business and its 60% stake in ING Public Takaful Ehsan Berhad. ING received a total cash consideration of EUR 1.3 billion. In December 2012, ING completed the sale with a net transaction gain of EUR 745 million after tax.

F-133	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

ING Direct Canada

In August 2012, ING reached an agreement to sell ING Direct Canada for a total consideration of approximately EUR 2.4 billion (CAD 3.1 billion) to Scotiabank, a leading Canadian financial services company. ING Direct Canada had approximately CAD 40 billion in assets. The sale of ING Direct Canada lead to a transaction gain of EUR 1.1 billion after tax. Under the terms of the sale agreement, Scotiabank paid CAD 3.1 billion in cash for all of the shares in ING Bank of Canada, which is the formal name of ING Direct Canada. In addition to this, Scotiabank assumed the responsibility to redeem on the 5 March 2013 (which is the first eligible call date after closing) a locally issued lower tier 2 bond (ISIN CA 456847AA01) with a total outstanding amount of CAD 321 million, which carries a guarantee from ING Bank. ING Direct Canada was included in the segment Retail Rest of World. The transaction closed in November 2012.

ING Direct USA

In June 2011, ING reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012, ING announced that the transaction closed. Total proceeds of the transaction were approximately EUR 6.9 billion (USD 9.0 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on 16 February 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction resulted in a positive result after tax of EUR 489 million and had a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points at closing. This result included the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions – group companies’. ING Direct USA was previously included in the segment Retail Rest of World (ING Direct). In September 2012, ING sold all of its shares in Capital One Financial Corporation as disclosed in Note 25 ‘Investment income’.

Most significant companies divested in 2012
	ING Direct USA	ING Direct Canada	Insurance Malaysia	Total
General
Primary line of business	Bank	Bank	Insurance
Sales proceeds
Cash proceeds (1)	4,777	2,448	1,332	8,557
Non-cash proceeds (2)	2,012			2,012

Sales proceeds	6,789	2,448	1,332	10,569
Assets
Cash assets	15,092	1	86	15,179
Investments	22,874	3,871	3,293	30,038
Loans and advances to customers	30,546	26,362	539	57,447
Amounts due from banks	268	773		1,041
Financial assets at fair value through profit and loss	3	17	224	244
Real estate investments			87	87
Property and equipment	76			76
Miscellaneous other assets	2,103	186	899	3,188
Liabilities
Insurance and investment contracts			3,964	3,964
Amounts due to banks	5	253		258
Customer deposits and other funds on deposit	63,744	29,383		93,127
Miscellaneous other liabilities	132	148	512	792

Net assets	7,081	1,426	652	9,159
% disposed	100%	100%	100%

Net assets disposed	7,081	1,426	652	9,159
Gain on disposal (3)	743	1,124	745	2,612

(1)	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
(2)	Non-cash proceeds include the shares in Capital One Financial Corporation received.
(3)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

Acquisitions effective in 2011

There were no significant acquisitions in 2011.

ING Group Annual Report on Form 20-F 2013	F-134

Notes to the consolidated financial statements continued

Divestments effective in 2011

Pacific Antai Life Insurance Company Ltd.

In June 2011, ING completed the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank for a consideration of EUR 82 million, and a net profit of EUR 28 million. The stake in PALIC was previously included in the former segment Insurance Asia/Pacific.

ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES)

In July 2011, ING completed the sale of Clarion Real Estate Securities (CRES) to CB Richard Ellis. The sale resulted in a net gain on divestment of EUR 182 million. CRES was previously included in the former segment ING Real Estate.

In October 2011, ING completed the sale of REIM’s Asian and European operations to US-based CBRE Group Inc., thereby completing the divestment of ING REIM. The divestment of ING REIM resulted in an after-tax gain on disposal of approximately EUR 245 million. As a result of the agreement at closing ING continues to have certain contingent income and expenses, however no significant impact on the result on divestment is expected. REIM’s Asian and European operations were previously included in the segment Commercial banking (ING Real Estate).

Clarion Partners

In June 2011, ING completed the sale of the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. The sale resulted in a net gain on divestment of EUR 39 million. Clarion Partners was previously included in the segment Commercial banking (ING Real Estate).

ING Investment Management Australia

In October 2011, ING completed the sale of ING Investment Management (ING IM) Australia to UBS AG. ING IM Australia’s business provided a number of investment strategies and products directly to the Australian institutional and wholesale markets. ING IM Australia was previously included in the segment ING Investment Management.

Latin American pensions, life insurance and investment management operations

In December 2011, ING completed the sale of its Latin American pensions, life insurance and investment management operations (‘Latin American operations’) for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale was the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING received EUR 2,572 million in cash and GRUPOSURA assumed EUR 65 million in debt. The sale resulted in a net profit of EUR 995 million. Included in the transaction were the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family. The transaction also included the local investment management capabilities in these five countries. Not included in the transaction was ING’s 36% stake in the leading Brazilian insurer SulAmérica SA.

The Latin American operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America ceased to exist following this transaction as the majority of assets and liabilities have been sold. The net result from discontinued operations is presented separately in the consolidated profit and loss account. Reference is made to Note 36 ‘Discontinued operations’ for more detailed disclosures.

ING Car Lease

In September 2011, ING completed the sale of ING Car Lease to BMW Group fleet management division Alphabet for total proceeds of EUR 696 million and a net transaction result of EUR 347 million. ING Car Lease was previously partly included in both Commercial and Retail Banking.

F-135	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Most significant companies divested in 2011
	Clarion Partners	Clarion Real Estate securities	ING REIM Asia and Europe	ING Car Lease	Pacific Antai Life Insurance Company Ltd	Latin American operations		Total
General
Primary line of business	Bank	Bank	Bank	Bank	Insurance	Insurance
Sales proceeds
Cash proceeds (1)	69	224	365	696	82	2,572		4,008
Non-cash proceeds						65		65

Sales proceeds	69	224	365	696	82	2,637		4,073
Assets
Cash assets					7	80		87
Investments					146	644		790
Loans and advances to customers			1	104	54	6		165
Amounts due from banks	1	3	94	103				201
Financial assets at fair value through profit and loss	5				10	679		694
Real estate investments
Property and equipment				3,275				3,275
Miscellaneous other assets	20	44	82	341	48	1,491		2,026
Liabilities
Insurance and investment contracts					205	715		920
Amounts due to banks				101				101
Customer deposits and other funds on deposit				3,028		66		3,094
Miscellaneous other liabilities	10	19	116	333	14	563		1,055

Net assets	16	28	61	361	46	1,556		2,068
% disposed	100%	100%	100%	100%	80%	Various	(2)

Net assets disposed	16	28	61	361	37	1,478		1,981
Gain on disposal (3)	39	182	245	347	28	995		1,836

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually insignificant disposals in addition to the cash flows presented.
(2)	Comprises various entities as explained in the description of the disposal.
(3)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

ING Group Annual Report on Form 20-F 2013	F-136

Notes to the consolidated financial statements continued

56 PRINCIPAL SUBSIDIARIES

For the majority of ING’s principal subsidiaries, ING Groep N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING Group’s financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Companies treated as part of the banking operations
		Proportion of ownership interest held by the Group
		2013	2012
Subsidiary
ING Bank N.V.	The Netherlands	100%	100%
Bank Mendes Gans N.V.	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	The Netherlands	100%	100%
ING Corporate Investments B.V.	The Netherlands	100%	100%
ING Vastgoed Management Holding B.V.	The Netherlands	100%	100%
WestlandUtrecht Bank N.V.	The Netherlands	100%	100%
ING België N.V.	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg	100%	100%
ING DiBa A.G.	Germany	100%	100%
ING Bank Slaski S.A.	Poland	75%	75%
ING Financial Holdings Corporation	United States of America	100%	100%
ING Vysya Bank Limited.	India	43%	44%
ING Direct N.V.	Spain, Italy	100%	100%
ING Bank A.S.	Turkey	100%	100%
ING Bank (Australia) Ltd	Australia	100%	100%
ING Bank (Eurasia) Z.A.O.	Russia	100%	100%

For each of the subsidiaries listed above, except for ING Vysya Bank Limited, the voting rights held equal the proportion of ownership interest and consolidation by ING is based on the majority of ownership. For ING Vysya Bank Limited, consolidation is based on the combination of ownership interest and additional agreements that, amongst others, provide ability to nominate the majority of the board of directors.

F-137	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Companies treated as part of the insurance operations
		Proportion of ownership interest held by the Group
		2013	2012
Subsidiary
NN Group N.V.	The Netherlands	100%	100%
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands	100%	100%
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands	100%	100%
Parcom Capital B.V.	The Netherlands	100%	100%
Nationale-Nederlanden Services N.V.	The Netherlands	100%	100%
Movir N.V.	The Netherlands	100%	100%
ING Re (Netherlands) N.V.	The Netherlands	100%	100%
Nationale-Nederlanden Bank N.V.	The Netherlands	100%	100%
ING Investment Management Holdings N.V.	The Netherlands	100%	100%
ING Pojistovna a.s.	The Netherlands	100%	100%
ING Životná poist’ovna a.s.	Slovakia	100%	100%
ING Uslugi Finansowe S.A.	Poland	100%	100%
ING Powszechne Towarzystwo Emerytalne S.A.	Poland	80%	80%
ING Asigurari de Viata S.A.	Romania	100%	100%
ING Greek Life Insurance Company S.A.	Greece	100%	100%
ING Biztosító Zártkörûen Mûködõ Részvénytársaság	Hungary	100%	100%
ING Pensionno-Osigoritelno Druzestvo EAD	Bulgaria	100%	100%
ING Life Belgium N.V.	Belgium	100%	100%
ING Non Life Belgium N.V.	Belgium	100%	100%
ING Life Luxembourg S.A.	Luxembourg	100%	100%
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain	100%	100%
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain	100%	100%
ING Emeklilik A.S.	Turkey	100%	100%
ING Life Insurance Company Limited	Japan	100%	100%
ING U.S., Inc. (1)	United States of America	56%	100%
ING International Nominee Holdings, Inc. (1)	United States of America	56%	100%
ING Life Insurance and Annuity Company (1)	United States of America	56%	100%
ING North America Insurance Corporation (1)	United States of America	56%	100%
Lion Connecticut Holdings Inc. (1)	United States of America	56%	100%
ReliaStar Life Insurance Company (1)	United States of America	56%	100%
ReliaStar Life Insurance Company of New York (1)	United States of America	56%	100%
Security Life of Denver Insurance Company (1)	United States of America	56%	100%
ING USA Annuity and Life Insurance Company (1)	United States of America	56%	100%
ING Investment Management Co (1)	United States of America	56%	100%
Security Life of Denver International Limited (1)	United States of America	56%	100%

(1)	Presented as held-for-sale and discontinued operations.

57 STRUCTURED ENTITIES

ING Group’s activities involve transactions with various structured entities (‘SE’) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group’s involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, as disclosed in the section ‘Principles of valuation and determination of results’ of these financial statements, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

The structured entities over which ING can exercise control are consolidated. ING may provide support to these consolidated structured entities as and when appropriate, however this is fully reflected in the consolidated financial statements of ING Group as all assets and liabilities of these entities are included and off-balance sheet commitments are disclosed.

ING’s activities involving structured entities are explained below in the following categories:

1) Consolidated ING originated Credit management securitisation programmes;

2) Consolidated ING originated Liquidity management securitisation programmes (Lions);

3) Consolidated ING originated Covered bond programme (CBC);

4) Consolidated ING sponsored Securitisation programme (Mont Blanc);

5) Unconsolidated Securitisation programme;

6) Investments – ING managed Investment funds;

7) Investments – Third party managed structured entities; and

8) Other structured entities.

ING Group Annual Report on Form 20-F 2013	F-138

Notes to the consolidated financial statements continued

1) Consolidated ING originated Credit management securitisation programmes

ING Group enters into synthetic securitisation programmes in order to reduce credit risk on certain assets. In synthetic securitisations, ING Group enters into a credit default swap (‘CDS’) with securitisation Special Purpose Entities (’SPEs’), in relation to which ING Group purchases credit protection in respect of residential mortgage loans and loans to corporates and small and medium-sized enterprises. The SPEs have hedged their exposure with investors through the issue of credit-linked notes or credit-linked commercial paper. As a result of these transactions, ING Group has transferred a part of its credit risk related to these loan portfolios to third-party investors.

As not substantially all risks and rewards of the assets are transferred to the third party investors of the SPEs, ING Group continues to recognise these assets in the consolidated financial statements. Reference is made to Note 6 ‘Loans and advances to customers’.

Assets used in securitisation programmes
	2013	2012
Loans to small and medium-sized enterprises	426	656
Residential mortgages		3,878

	426	4,534

Since 2007, the most senior tranches of ING Group’s own securitisations have been called and are now retained by ING Group. ING Group hedged the first loss tranches in 2009. The mezzanine tranches are transferred to third parties.

In 2012, two synthetic securitisation were unwound and in 2013 one synthetic securitisation is unwound. There was no impact on the balance sheets and profit and loss accounts were not impacted by these unwinding. As at 31 December 2013, there is only one such transaction remaining.

2) Consolidated ING originated Liquidity management securitisation programmes (Lions)

ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING originated assets to a structured entity. The underlying exposures include residential mortgages in the Netherlands, Germany, Belgium, Spain, Italy and Australia.

The structured entity issues securitised notes (‘traditional securitisations’) which are eligible collateral for central bank liquidity purposes. In most programmes ING Group acts as investor of the securitised notes. As there are limited transfer of risks and rewards, ING Group continues to consolidate these structured entities.

The structured entity issues securitisation notes in two tranches, one subordinated tranche and one senior tranche, rated AAA by a rating agency. The AAA tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Group originated a number of these securitisations with approximately EUR 76 billion of AAA rated notes and unrated subordinated notes as at 31 December 2013.

ING Bank originated various securitisations with at 31 December 2013 approximately EUR 76 billion (2012: EUR 90 billion) of AAA rated notes and subordinated notes, of which approximately EUR 6.7 billion (2012: EUR 3.5 billion) are held by third parties. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated balance sheet and profit and loss.

There are no minority interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 5.2 billion which are funded by third parties.

In 2013, NN Bank (part of NN Group) originated a securitisation program of approximately EUR 2.1 billion mortgage loans (‘Hypenn’). The related structured entity is consolidated by NN Bank and, therefore, the related mortgage loans continue to be recognised in the balance sheet. The structured entity is partly funded through the issue of Residential Mortgage backed Securities to ING Bank (as at 31 December 2013: EUR 400 million).

3) Consolidated ING originated Covered bond programme

ING Group has entered into a covered bond programme. Under the covered bond programme ING issues bonds. The payment of interest and principal is guaranteed by an ING administered structured entity, Covered Bond Company B.V. (‘CBC’). In order for CBC to fulfil its guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING to CBC. Furthermore ING offers CBC protection against deterioration of the mortgage loans. CBC is consolidated by ING Group.

F-139	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Covered bond programme
	Fair value pledged mortgage loans		Cash balance structured entity
	2013	2012	2013	2012
Structured entity
ING Covered Bond Company B.V. (‘CBC’)	43,173	42,820	2,282	1,270

	43,173	42,820	2,282	1,270

In general, the third-party investors in securities issued by the structured entity have recourse only to the assets of the entity and not to the assets of ING Group.

4) Consolidated ING sponsored Securitisation programme (Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling (also referred to as ‘factoring’) the clients’ receivables or other financial assets to an ING sponsored SPE.

The transactions are funded by the ING Group administered multi seller Asset Backed Commercial Paper (‘ABCP’) conduit Mont Blanc Capital Corporation (‘Mont Blanc’), which funds itself in the ABCP market. Mont Blanc does not have minority interests that are significant to ING Group. ING Group facilitates these transactions by providing structuring, accounting, funding and operations services.

The types of assets currently in Mont Blanc include trade receivables, consumer finance receivables, credit card receivables, motor vehicle loans and residential mortgage backed securities (‘RMBS’).

ING Group supports the commercial paper programmes by providing the SPE with short-term liquidity facilities. These liquidity facilities primarily cover temporary disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programmes are supported by granting structured liquidity facilities to the SPE, in which ING Group covers at least some of the credit risk incorporated in these programmes itself (in addition to normal liquidity facilities), and might suffer credit losses as a consequence. Furthermore, under a Programme Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors.

The liquidity facilities, including programme wide enhancements, provided to Mont Blanc are EUR 1,728 million. The drawn liquidity amount is EUR 159 million as at 31 December 2013.

The normal non-structured standby liquidity facilities and the structured facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

5) Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2013 amounted to EUR 62 million; fair value changes on this swap recognised in the profit and loss account in 2013 were EUR 5 million. Fee income recognised in the profit and loss account in 2013 amounted to EUR 1 million.

6) Investments – ING managed Investment funds

ING Group originates investment funds mainly as part of its life insurance operations. ING may hold investments in these funds for its own account through the general account investment portfolio of the insurance operations. Other investments in these funds may be held for the account of policyholders or by third parties.

For the majority of these funds, ING also acts as the fund manager. ING Group considers both ING Group’s financial interests for own risk and its role as investment manager to establish whether control exists and whether the fund is consolidated. In general, ING Group maintains a minority interest in these funds and ING receives a fixed fee over assets under management, at arm’s length basis, for its asset management activities. These funds are therefore generally not included in the consolidated financial statements of ING Group.

Reference is made to Note 5 ‘Investments’ in which Available for sale investments – Equity securities are specified by NN Group managed investment funds and Third party managed investment funds. The maximum exposure to loss for ING is equal to the reported carrying value of the investment recognised in the consolidated balance sheet of ING Group.

7) Investments – Third party managed structured entities

As part of its investment activities, ING Group invests both in debt and equity instruments of various structured entities originated by third parties.

ING Group Annual Report on Form 20-F 2013	F-140

Notes to the consolidated financial statements continued

Most of the debt investments relate to asset backed securities. Reference is made to Note 5 ‘Investments’ in which Available for sale investments – Debt securities – ABS portfolio is disclosed.

The majority of the equity investments relate to investments in investment funds that are not originated or managed by ING. Reference is made to Note 5 ‘Investments’ in which Available for sale investments – Equity securities are specified by NN Group managed investment funds and Third party managed investment funds.

ING has significant influence for some of its real estate investment funds as disclosed in Note 7 ‘Investments in associates’.

8) Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated financial statements of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending and operations services.

58 RELATED PARTIES

In the normal course of business, ING Group enters into transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, amongst others, its Joint ventures, Associates, Key management personnel, the Dutch State and various defined benefit and contribution plans. Transactions between related parties have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Transactions with joint ventures and associates
	Joint ventures		Associates
	2013	2012	2013	2012
Assets	140	138	1	50
Liabilities	20	21	28	16
Income received		2	3	24

For the decrease in ‘Associates’ reference is made to Note 7 ‘Investments in associates’.

Transactions with ING Bank N.V., NN Group N.V. and ING U.S., Inc.
	ING Bank N.V.		NN Group N.V.		ING U.S., Inc.
	2013	2012	2013	2012	2013	2012
Assets	5,351	7,886	3,394	3,749	116
Liabilities	1,060	2,372	54
Income received	757	828	124	123
Expenses paid	210	289

Assets from ING Bank N.V. and NN Group N.V. mainly include long-term funding. Liabilities to ING Bank N.V. mainly include short-term deposits.

Key management personnel compensation

Transactions with key management personnel (Executive Board, Management Boards and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report included in the annual report. The relevant sections of the remuneration report therefore are part of the annual accounts. For the post-employment benefit plans see Note 44 ‘Pension and other post-employment benefits’.

In 2013, ‘Management Boards’ includes the Management Boards of ING Bank N.V. (‘ING Bank’), NN Group N.V. (‘NN Group’) and the Named Executive Officers of ING U.S., Inc. (‘ING U.S.’). The Named Executive Officers of ING U.S. are in accordance with the requirements of the Securities Exchange Commission (SEC) the CEO, CFO and the three highest compensated Executive Officers. The members of the Management Boards are considered to be key management personnel and their compensation is therefore included in the tables below.

The governance of the insurance operations has changed during the reporting period and in early 2014. In 2013, all members of the Management Board of ING Insurance Eurasia N.V. have become members of the Management Board of ING Verzekeringen N.V. From the 1 March 2014 onwards, due to the legal merger between ING Verzekeringen N.V. and ING Topholding N.V. and the subsequent change of the name of the entity to NN Group, all members of the Management Board of ING Verzekeringen N.V. have become members of the Management Board of NN Group.

F-141	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Three members of the Executive Board of ING Groep N.V. are also members of the Management Boards of ING Bank and NN Group. Two members of the Executive Board of ING Groep N.V. are also members of the Board of ING U.S.

Key management personnel compensation (Executive Board and Management Boards)
2013 amounts in thousands of euros	Executive Board of ING Groep N.V. (1)	Management Board ING Bank (2)	Management Board NN Group (2, 3)	Named Executive Officers ING U.S. (4)	Total
Fixed compensation
– Base salary	3,309	3,195	3,351	2,569	12,424
– Pension costs	549	938	745	409	2,641
– Retirement benefits
– Termination benefits			765		765
Variable compensation
– Upfront cash		473	395	3,469	4,337
– Upfront shares		473	395		868
– Deferred cash		710	593		1,303
– Deferred shares		710	593	9,198	10,501
– Other				517	517

Total compensation	3,858	6,499	6,837	16,162	33,356
One-time incentive award (5)				8,368	8,368

Total compensation including one-time incentive award	3,858	6,499	6,837	24,530	41,724

(1)	Includes their compensation earned in the capacity as Executive Board members. Mr. Hamers was appointed to the Executive Board on 13 May 2013 and Mr. Hommen stepped down from the Executive Board as per 1 October 2013.
(2)	Excluding members that are also members of the Executive Board of ING Groep N.V.
(3)	In 2013 the compensation of the Management Board NN Group reflects the extension of the Board by two members.
(4)	In 2013 the Named Executive Officers ING U.S. consisted of five persons (in 2012 three Executive Officers).
(5)	In 2011, the Named Executive Officers of ING U.S. were granted a one-time incentive award of EUR 8.4 million contingent upon successfully executing the IPO of ING U.S. The awards consist of EUR 2.0 million in cash and EUR 6.4 million in deferred shares.

Key management personnel compensation (Executive Board and Management Boards)
2012 amounts in thousands of euros	Executive Board of ING Groep N.V.	Management Board ING Bank (2, 3)	Management Board NN Group (1, 2, 3)	Board of ING U.S. (2)	Total
Fixed compensation
– Base salary	2,572	3,336	2,589	2,307	10,804
– Pension costs	311	917	556	337	2,121
– Retirement benefits
– Termination benefits			618	1,255	1,873
Variable compensation
– Upfront cash		434	160	2,136	2,730
– Upfront shares		434	160		594
– Deferred cash		651	240		891
– Deferred shares		651	240	2,364	3,255
– Other				339	339

Total compensation	2,883	6,423	4,563	8,738	22,607

(1)	Next to compensation in his capacity as Board member, one of the new Management Board members received a ‘buy-out’ for the loss of compensation that he would have received had he not resigned from his former employer. The buy-out consists of a cash amount and shares with a total value of EUR 500,000 at the grant date, which vests in the years 2012–2015.
(2)	Excluding members that are also members of the Executive Board of ING Groep N.V.
(3)	After publication of the 2012 Annual accounts, a variable reward of EUR 168,750 was awarded to one board member (of which 50% in each of ING Bank and NN Group), which was pending final approval. The 2012 figures were updated for this award.

In 2013 and 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for relevant members of the Executive Board and Management Boards amounts to EUR 2.2 million (2012: EUR 1.4 million), which is not included in the figures in the table above.

Key management personnel compensation (Supervisory Board)
	Supervisory Board
amounts in thousands of euros	2013	2012
Total compensation	1,074	806

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2013 and 2012. From 1 January 2013, new VAT legislation became effective based on which Dutch members of the Supervisory Board are considered as self-employed persons who’s compensation is subject to VAT in the Netherlands. The table presented above is including VAT of EUR 0.1 million for 2013.

ING Group Annual Report on Form 20-F 2013	F-142

Notes to the consolidated financial statements continued

Loans and advances to key management personnel
	Amount outstanding 31 December		Average interest rate		Repayments
amounts in thousands of euros	2013	2012	2013	2012	2013	2012
Executive Board members	3,347	2,338	2.7%	3.3%	500
Management Board members of ING Bank, NN Group and ING U.S.	800	860	4.0%	3.7%	60	60
Supervisory Board members						282

Total	4,147	3,198			560	342

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Groep N.V. amounted to 178,203 as at 31 December 2013 (2012: 77,447) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank, NN Group and the Named Executive Officers of ING U.S., Inc. amounted to 1,187,306 as at 31 December 2013 (2012: 1,967,465). As at 31 December 2013, members of the Supervisory Board held 92,959 stock options on ING Groep N.V. shares (2012: 113,796). As at 31 December 2013, members of the Executive Board held 193,608 ING Groep N.V. shares (2012: 189,128, including 12,372 shares which are subject to retention in a blocked account as required under the CRD III regulations) and members of the Management Boards of ING Bank, NN Group and the Named Executive Officers of ING U.S., Inc. held 395,798 ING Groep N.V. shares (2012: 302,131, including 54,866 shares which are subject to retention in a blocked account as required under the CRD III regulations). As at 31 December 2013, members of the Supervisory Board held 285,157 ING Groep N.V. shares (2012: 324,956).

Key management personnel compensation is generally included in Staff expenses in the profit and loss account, except for Key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

Remuneration of the Executive Board, Management Board Bank and Management Board NN Group is recognised in the profit and loss account in Staff expenses as part of Total expenses. Remuneration in respect of ING U.S. is reflected in Net result from discontinued operations and does not impact the Total expenses. The total remuneration of the Executive Board, Management Board Bank and Management Board NN Group as disclosed in the table above (for 2013: EUR 17.2 million) includes all variable remuneration related the performance year 2013. Under IFRS, certain components of variable remuneration are not recognised in the profit and loss account directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2013, and therefore included in Total expenses in 2013, relating to the fixed expenses of 2013 and the vesting of variable remuneration of earlier performance years, is EUR 14.4 million.

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

Under the terms of the transaction as agreed on 26 January 2009, the overall sales proceeds amounted to EUR 22.4 billion at the transaction date. The amortised cost (after prior impairments) at the transaction date was also approximately EUR 22.4 billion. The transaction resulted in a loss in 2009 of EUR 109 million after tax (the difference between the sales proceeds and the amortised cost). The fair value under IFRS-IASB at the date of the transaction was EUR 15.2 billion.

In order to obtain approval from the European Commission on ING Group’s Restructuring Plan (see below), ING agreed to make additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility. In total, these additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission amounted to a net present value of EUR 1.3 billion before tax, which was recognised as a one-off charge in 2009.

The difference between the total sales proceeds of EUR 21.1 billion (EUR 22.4 billion -/- adjustment of EUR 1.3 billion) and the fair value under IFRS-IASB of EUR 15.2 billion represents a ‘Government grant’ under IAS 20. This government grant is considered to be an integral part of the transaction and is therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation and therefore an increase in equity of EUR 4.6 billion (after tax).

F-143	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The valuation method of the 20% Alt-A securities in the IFRS-IASB balance sheet is not impacted by the IABF. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-IASB is disclosed in Note 46 ‘Fair value of assets and liabilities’.

In connection with the sale of ING Direct USA as disclosed in Note 55 ‘Companies acquired and companies disposed’, ING has reached an agreement with the Dutch State to adjust the structure of the Illiquid Assets Back-up Facility (IABF). This adjustment served to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State and became effective at the closing of the sale in February 2012. Under the terms of the original transaction ING Direct USA held on its balance the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.

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

In November 2012, ING Insurance restructured the IABF to effectively delink ING Insurance US from the IABF. ING Insurance US transferred its Dutch State receivable of approximately EUR 1.1 billion (USD 1.4 billion) to ING Bank, and at the same time transferred legal title to 80% of the Alt-A portfolio to ING Bank. The securities were held in an ING Bank custody account for the benefit of the Dutch State (the portion for which the investment risk has been transferred to the Dutch State). Following the restructuring, ING Insurance US continues to own 20% of the Alt-A portfolio (the portion for which the economic ownership and investment risk remains for the risk of ING), but will going forward have the right to sell these securities, subject to a right of first refusal granted to ING Bank. ING has committed to the Dutch State that it will not sell these securities to non-ING parties without the prior written consent of the Dutch state.

In 2013, ING reached a final agreement with the Dutch State on the unwinding of the IABF. The terms of the agreement were approved by the EC. Under the agreement, the IABF in its current form was terminated, the regular guarantee fee payments were settled for an amount of EUR 0.4 billion and the other restrictions as part of the IABF agreement are no longer applicable. Furthermore, under the agreement, the Dutch State committed to sell the Alt-A securities in the market.

The total nominal value of the portfolio of securities held by the Dutch state decreased to EUR 4.6 billion at 31 December 2013 as a result of regular repayments on the underlying mortgages by homeowners and the first tranche of the divestment of securities with a notional outstanding amount of EUR 3.7 billion following the termination of the IABF. The remaining nominal value of the portfolio of securities held by the Dutch state as at 31 December 2013 was sold in January and early February 2014.

The State used all repayments and net fees received to pay off the loan from ING, reducing the amount outstanding to EUR 2.7 billion at 31 December 2013 (2012: EUR 7.8 billion). This remaining amount was fully repaid in January 2014.

Unwinding the IABF also resulted in eliminating a counter-guarantee that ING extended to the Dutch state in connection with the divestment of ING Direct USA in 2012.

As at 31 December 2013, the unwinding of the IABF added 10 basis points to ING Bank’s core Tier 1 ratio.

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

As of 12 November 2011, ING Groep N.V. has the right to repay all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon accrued to such date. ING Groep N.V. and the Dutch State have agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities could be repaid at any time until 31 January 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.

ING Groep N.V. also has the right to convert all or some of the non-voting equity securities into ordinary shares on the basis of one non-voting equity security for 1.335 ordinary shares or bearer depositary receipts from three years after the issue date onwards, subject to

ING Group Annual Report on Form 20-F 2013	F-144

Notes to the consolidated financial statements continued

certain conditions. This equates to an exchange price of EUR 7.49. The Dutch State in that case has the right to demand a redemption payment of EUR 10 per non-voting equity security, together with the pro-rata coupon, if due, accrued to such date. Both repayment and conversion of the securities must be approved by the Dutch Central Bank.

Repayment non-voting equity shares

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. In November 2012 ING reached an agreement with the European Commission on an amended Restructuring Plan. As part of the amended Restructuring Plan, ING submitted a repayment schedule for the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) at a total cost of EUR 4.5 billion in four tranches in the next three years, translating into an overall internal rate of return (IRR) for the Dutch State on the core Tier 1 securities of exactly 12.5%. In accordance with this agreement ING repaid EUR 0.75 billion of the remaining non-voting equity securities (Core Tier 1 securities) respectively in November 2012 and November 2013. The payments in November 2012 and November 2013 amounted to EUR 1.125 billion each including premiums and interest. On the basis of the repayment schedule, ING aims to repay a third tranche by March 2014 and a final tranche ultimately by May 2015, provided that the total capital gain after tax, together with the net present value of the financial benefit to be realised by the calling of the USD 2 billion 8.5% Hybrid Tier 1, totalling approximately EUR 50 million, will be used to increase the next repayment of core Tier 1 securities to the Dutch State, scheduled for March 2014. The final payment to the Dutch State, scheduled for May 2015 will be lowered by the same amount. The total amount of the repayment to the Dutch State remains unchanged. While ING has committed to redeem these securities per the defined schedule, ING has the ability to accelerate payments if it is prudent under prevailing financial circumstance or defer a repayment in full or in part. In the latter case, the subsequent tranche will be increased with a corresponding amount. In the event that ING does not repay in full 2 consecutive repayment tranches or does not pay in total EUR 4.5 billion by 15 May 2015, the Dutch State will re-notify to the Commission who may in principle require compensatory measures. All repayments are conditional upon the approval of the Dutch central bank (DNB).

ING has indicated that it remains its ambition to repay the remaining support as quickly as possible and ING intends to accelerate repayments if possible and prudent under the prevailing economic circumstances. All actual repayments are conditional upon the approval of the Dutch central bank at the time ING decides to propose such payment.

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

F-145	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Amendments to the Restructuring Plan in 2012

The amendments to the 2009 Restructuring Plan as announced in November 2012 extended the time horizon and increase the flexibility for the completion of divestments and have adjusted other commitments in light of the market circumstances, economic climate and more stringent regulatory requirements.

Under the amendments announced in 2012, the ultimate dates for divesting the insurance and investment management businesses changed as follows:

•	The divestment of more than 50% of ING’s interest in its Asian insurance and investment management operations has to be completed by year-end 2013, with the remaining interest divested by year-end 2016;

•	The divestment of at least 25% of ING’s interest in ING U.S. has to be completed by year-end 2013, more than 50% has to be divested by year-end 2014, with the remaining interest divested by year-end 2016;

•	The divestment of more than 50% of ING’s interest in its European insurance and investment management activities has to be completed by year-end 2015, with the remaining interest divested by year-end 2018; and

•	As ING has committed to eliminate double leverage, proceeds from the divestments will be used to that end while ensuring adequate leverage ratios of the insurance holding companies.

A divestment of more than 50% of ING’s interest as mentioned in this paragraph and furthermore below also means that ING Group (a) no longer has a majority of representatives on the Boards of these operations and (b) has deconsolidated these operations from ING Group’s financial statements in line with IFRS accounting rules.

Under the terms of the original Restructuring Plan, ING was required to divest WestlandUtrecht Bank. However, due to market circumstances and changing regulatory requirements, a divestment of WestlandUtrecht has not occurred. Instead, under the amended Restructuring Plan, the commercial operations of WestlandUtrecht Bank were combined with the retail banking activities of Nationale-Nederlanden, which is to be divested as part of ING’s insurance and investment management operations in Europe. The result has to be that Nationale-Nederlanden Bank is a viable and competitive business, which stands alone and is separate from the businesses retained by ING. To this end ING already needs to ring-fence Nationale-Nederlanden Bank up to the divestment of more than 50% of NN Group.

On 1 July 2013 EUR 3.8 billion of WestlandUtrecht Bank’s Dutch mortgage portfolio, EUR 0.1 billion of consumer lending and EUR 3.7 billion of Dutch savings portfolio were transferred to Nationale-Nederlanden Bank. In addition approximately 400 of WestlandUtrecht Bank’s employees were transferred to Nationale-Nederlanden Bank. All assets and liabilities were transferred at the existing carrying value as included in ING Bank’s balance sheet. This transaction was completed on 1 July 2013.

ING has committed, amongst others, that Nationale-Nederlanden Bank will reach certain targets for mortgage production and consumer credit until the date on which more than 50% of the Insurance/IM Europe operations has been divested, or until 31 December 2015 if the European Commission requires so. Furthermore, ING has agreed to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank until year-end 2015.

The 2009 Restructuring Plan included restrictions on acquisitions and price leadership for certain products in EU markets. These restrictions will continue to apply until 18 November 2015 or until the date on which more than 50% of each of the Insurance/IM operations has been divested, whichever date comes first.

The price leadership restrictions in Europe have been amended to reflect specific conditions in various local markets. Under the amendments, the constraint no longer applies in the Netherlands, and ING Direct in the EU will refrain from offering more favourable prices than its best priced direct competitor among the ten financial institutions having the largest market share in the respective countries.

The calling or buy-back of Tier 2 capital and Tier 1 Hybrid Securities will continue to be proposed for authorisation to the European Commission on a case by case basis until ING has fully repaid the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date comes first. Notwithstanding this restriction, ING was allowed to call the EUR 1.25 billion Hybrid originally issued by ING Verzekeringen N.V. on 21 December 2012.

The 2012 amended Restructuring Plan includes a repayment schedule for the remaining core Tier 1 securities to the Dutch State as described in the above-mentioned section ‘Repayment non-voting equity shares’.

The implementation of the commitments and obligations set out in the (amended) Restructuring Plan will be monitored by a monitoring trustee who is independent of ING until 31 December 2015.

The 2012 amended Restructuring Plan was formally approved by the European Commission, by decision of 16 November 2012. As a result, the Commission closed its formal investigations as announced on 11 May 2012 and ING also withdrew its appeal at the General Court of the European Union, filed in July 2012. For principal legal reasons, the European Commission has continued with its appeal against the General Court ruling of March 2012. However, ING, the Dutch State and the European Commission agreed that any outcome of this procedure will not affect the approval of the amended Restructuring Plan. It is expected that this judgment will be rendered in April 2014.

ING Group Annual Report on Form 20-F 2013	F-146

Notes to the consolidated financial statements continued

Amendments to the Restructuring Plan in 2013

In November 2013 ING announced further amendments to the Restructuring Plan. ING announced that it will expand the scope of the base case Initial Public Offering (IPO) of NN Group to include ING Life Japan. In that context, ING and the Dutch State have reached an agreement with the European Commission (EC) on revised timelines for the divestment process of ING Life Japan and ING’s European insurance and investment management activities.

As part of the previously announced amended restructuring agreement with the EC in 2012, ING planned to divest more than 50% of ING’s Asian insurance and investment management businesses by the end of 2013. ING successfully divested most of these businesses over the course of the past year. Under the revised timelines announced, ING will divest ING Life Japan in line with the divestment timeline for ING’s European insurance and investment management activities. This means that the timeline to divest more than 50% of ING Life Japan has effectively been extended by two years to year-end 2015, which is also the unchanged timeline to divest more than 50% of ING’s European insurance and investment management businesses. As part of the revised 2013 agreement, ING will accelerate the timeline to complete the divestment of 100% of ING’s European insurance and investment management activities by two years to year-end 2016. Preparations for the base case IPO of NN Group in 2014 are on track.

The amendments to the restructuring plan of 2013 were formally approved by the European Commission by decision of 5 November 2013.

Credit Guarantee Scheme

As part of the measures adopted to protect the financial sector, the Dutch State introduced a EUR 200 billion credit guarantee scheme for the issuance of medium term debt instruments by banks (the Credit Guarantee Scheme). ING Bank N.V. issued government guaranteed debt instruments under this Credit Guarantee Scheme (‘Government Guaranteed Bonds’) as part of its regular medium-term funding operations. The relevant Rules of the Credit Guarantee Scheme set forth the rules applicable to any issues under the Credit Guarantee Scheme and include information such as scope, denomination, tenor and fees payable by the banks. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme. Reference is made to Note 16 ‘Debt securities in issue’.

Other

Following the transactions as disclosed in this note, the Dutch State is a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and at arm’s length.

In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which were in place until the Illiquid Assets Back-up Facility was unwound. The State Nominees will stay in office for the term for which they were appointed.

Master claim agreement

In 2012, ING Groep N.V., ING U.S., Inc. and ING Insurance Eurasia N.V. entered into a master claim agreement to (a) allocate existing claims between these three parties and (b) agree on criteria for how to allocate future claims between the three parties. The master claim agreement contains further details on claim handling, conduct of litigation and dispute resolution.

Indemnification and allocation agreement with ING Insurance Eurasia N.V.

ING Groep N.V. and NN Group N.V. have entered into an indemnification and allocation agreement, in which ING Group has agreed to indemnify NN Group for certain liabilities that relate to the business of or control over certain (former) U.S. and Latin American subsidiaries of the Company in the period until 30 September 2013 or, if the relevant subsidiary was divested by NN Group after 30 September 2013, such later date of divestment. These liabilities mainly include contingent liabilities that may arise as a result of the initial public offering of ING U.S. (such as prospectus liability) and the sales of the Latin American businesses (such as claims under warranties and other buyer protection clauses), and the liabilities for the claims concerning the performance of certain interest-sensitive products that were sold by a former subsidiary of NN Group in Mexico and the claims filed by the purchaser of certain Mexican subsidiaries of NN Group claiming that the financial condition of the subsidiaries was not accurately depicted.

Shareholder agreement and other agreements ING U.S., Inc

In connection with the initial public offering of ING U.S., Inc, ING Groep N.V. entered into a shareholder agreement with ING U.S., Inc. that governs certain aspects of our continuing relationship. In particular, the shareholder agreement addresses the composition of the ING. U.S., Inc. board of directors and its committees, other corporate governance matters, ING Groep N.V. approval and consent rights with respect to certain business and corporate actions ING U.S., Inc. may take, mutual rights that ING U.S., Inc and ING Groep N.V. will have with respect to business and financial information and financial accounting matters and ING Groep N.V. rights with respect to subsequent sales of the common stock of ING U.S., Inc.

In addition, in connection with the initial public offering, of ING U.S., Inc., ING Groep N.V. entered into several other agreements with ING.U.S., Inc. such as a transitional intellectual property license agreement, a joinder agreement and an equity administration agreement.

F-147	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

59 OTHER EVENTS

ING U.S.

IPO of ING U.S. in May 2013

In May 2013, ING sold approximately 65.2 million ordinary shares in the Initial Public Offering (‘IPO’) of ING U.S., Inc., its U.S.-based retirement, investment and insurance business (‘ING U.S.’). Furthermore, on 29 May 2013, the underwriters of the IPO exercised in full their option to purchase approximately 9.8 million additional shares of ING U.S. from ING Group.

The total net proceeds of these transactions were EUR 1,061 million (USD 1,385 million). The IPO reduced the ownership of ING in ING U.S. from 100% to 71.25%.

These transactions did not impact the profit and loss account of ING Group, as ING U.S. continued to be fully consolidated. The transactions had a negative impact of EUR 1,894 million on Shareholders’ equity (parent) of ING Group, including EUR 19 million transaction costs after tax. This amount reflected the difference between the net proceeds of this offering to ING Group and the IFRS-IASB book value of the 28.75% interest divested in this IPO. This amount was recognised in ‘Other reserves’.

Minority interests at that date increased with EUR 2,954 million due to the IPO of ING U.S. This amount represented 28.75% of the net asset value under IFRS-IASB of ING U.S.

As a result, the total impact on ING Group’s Total equity was EUR 1,060 million.

Second tranche sale in October 2013

In October 2013, ING sold approximately 33 million ordinary shares in ING U.S. at a price of USD 29.50 per share. Furthermore, the underwriters exercised in full their option to purchase approximately 4.95 million additional shares of ING U.S. from ING Group. These transactions closed on 29 October 2013. ING Group is subject to a lock-up period of 90 days from 24 October 2013.

The total net proceeds of these transactions were EUR 786 million (USD 944 million). As a result, ING’s ownership interest in Insurance ING U.S. was further reduced from approximately 71.25% to 56.7% .

These transactions did not impact the profit and loss account of ING Group. These transactions had a negative impact of EUR 632 million on the Shareholders’ Equity (parent) of ING Group, including EUR 26 million transaction costs after tax. This amount reflects the difference between the net proceeds to ING Group and the IFRS-IASB carrying value of the 14.5% stake divested through these transactions. This amount was recognised in ‘Other reserves’.

Minority interests increased with EUR 1,394 million due to these transactions. This amount represents 14.5% of the net asset value under IFRS-IASB of ING U.S.

The total proceeds of the transactions in May and October was EUR 1,847 million (USD 2,329 million). These transactions did not impact the profit and loss account of ING Group. These transactions had a negative impact of EUR 2,526 million on Shareholders’ equity (parent) of ING Group that was recognised in ‘Other reserves’. Minority interests increased with EUR 4,348 million due to these transactions. This amount represents 43.3% of the net asset value under IFRS-IASB of ING U.S. Reference is made to Note 14 ‘Equity’.

Classification of ING U.S.

In light of ING’s intention to divest its remaining stake in ING U.S. over time Insurance ING U.S, is classified as held for sale and discontinued operations in 2013. Reference is made Note 12 ‘Assets and liabilities held for sale’ and Note 36 ‘Discontinued operations’.

ING Group is divesting its insurance and investment management businesses as part of the amended Restructuring Plan agreed with the European Commission. ING intends to divest its remaining stake in ING U.S. over time, in line with the timeline set out in the amended Restructuring Plan as disclosed in Note 58 ‘Related parties’.

Upon a future transaction that results in the deconsolidation of ING U.S. by ING Group, a divestment loss will be recognised in the profit and loss account. This loss will reflect ING Group’s remaining share (at the transaction date) in the difference between the carrying value of ING U.S. and the fair value, plus ING Group’s share in unrealised revaluations in equity plus the currency translation reserve related to ING U.S. Reference is made to Note 60 ‘Subsequent events’.

ING Japan

After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that a standalone divestment of ING Life Japan, including its Corporate Owned Life Insurance (COLI) and Closed Block VA businesses, is not feasible in a manner that would appropriately meet the demands of regulators and other interest holders in ING Group and ING Life Japan. Therefore, ING Life Japan will be included with ING’s European insurance and investment management businesses in the base case IPO of NN Group in 2014.

As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘ING Japan’) are no longer classified as held for sale and discontinued operations. The individual assets and liabilities of ING Japan are therefore classified out of Assets and liabilities

ING Group Annual Report on Form 20-F 2013	F-148

Notes to the consolidated financial statements continued

held for sale and presented in the usual consolidated balance sheet line items. The individual income and expenses of ING Japan will be classified out of Net result from discontinued operations and presented in the usual consolidated profit and loss account line items.

The comparative periods for the balance sheet have not been restated and therefore the assets and liabilities of ING Japan are still included in Assets and liabilities held for sale for the year 2012. All comparative periods in the Consolidated profit and loss account have been restated for this decision and therefore income and expenses of ING Japan are included in the continuing operations part of the statement for the years 2012 and 2011.

ING has adjusted its reporting structure to better align its segmentation according to the businesses that it comprises, their governance and internal management, and to reflect the decision to divest ING Life Japan with the IPO of NN Group. The new reporting segments for NN Group are as follows:

•	Netherlands Life;

•	Netherlands Non-life;

•	Insurance Europe;

•	Japan Life;

•	Japan Closed Block VA;

•	Investment Management; and

•	Other.

Reference is made to Note 42 ‘Segments’.

Japan Life, representing COLI business, and the Japan Closed Block VA, are reported separately to reflect the distinct nature of these two Japanese businesses. Under ING’s existing accounting policies, the net insurance liability of any business line must be adequate at the 50% confidence level. The Japan Closed Block VA business had a reserve inadequacy at the 50% confidence level in October 2013. This inadequacy used to be offset by surplus adequacies in other businesses in the same business line that the Japan Closed Block VA business used to be part off. The separate reporting of the Japan Closed Block VA business line therefore triggered a charge of EUR 575 million before tax to restore the reserve inadequacy. This charge resulted in a write-off of all deferred acquisition costs (DAC) related to the Japan Closed Block VA business of EUR 1,405 million partly compensated by a release of the Life insurance provision related to unearned revenues of EUR 867 million, and an increase in the life insurance provisions for the remaining amount.

SNS Reaal nationalisation

In 2013, the nationalisation of SNS Reaal, a Dutch financial institution, was announced. As a consequence of the arrangements made by the Dutch government, ING Bank and other Dutch banks will be required to pay a one-time levy of EUR 1 billion in 2014. For ING this will result in a charge of EUR 304 million in 2014. There is no impact from this 2014 levy on the result of 2013.

Sale of custody services in seven European countries

In 2013, ING reached an agreement to transfer its local custody services business in seven countries in Central and Eastern Europe to Citi. The transaction did not have a significant impact on ING’s results. The full migration of the clients business is expected to be finalised in the second quarter of 2014.

F-149	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

60 SUBSEQUENT EVENTS

Defined Benefits Pension Fund in The Netherlands

In February 2014 ING reached final agreement with the trade unions, the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees (VSI) to transfer all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement makes the ING Pension Fund financially independent from ING.

The key elements of the agreement are:

•	Responsibility for future indexation and funding thereof is transferred to the Dutch ING Pension Fund;

•	ING’s obligation to restore the coverage ratio of the Dutch ING Pension Fund ceased;

•	The cross guarantees between ING Bank and NN Group to jointly and severally fund the obligations of the Dutch ING Pension Fund are terminated;

•	ING pays EUR 549 million (before tax) to the Dutch ING Pension Fund for the removal of these obligations; and

•	ING will reduce the employees’ own contribution to the pension premium under the new defined contribution plan by approximately EUR 80 million over a 6 year period.

As part of the agreement, ING Bank and NN Group are released from all financial obligations arising out of the Dutch defined benefit plan. Accordingly, this plan will no longer be accounted for as a defined benefit plan and, consequently, it will be removed from ING’s balance sheet. The removal of the net pension asset related to the Dutch defined benefit pension fund from ING’s balance sheet of approximately EUR 0.6 billion after tax and the payment to the Dutch ING Pension Fund of EUR 549 million (EUR 412 million after tax) will result in a charge of approximately EUR 1.1 billion after tax to be recognised in 2014. Of this impact, EUR 0.7 billion is attributed to ING Bank and EUR 0.4 billion to NN Group.

Accounting for GMDB in Japan Closed Block VA

NN Group has moved towards fair value accounting on the reserves for Guaranteed Minimum Death Benefits (GMDB) of the Japan Closed Block VA as of 1 January 2014. This improves the alignment of the book value of the GMDB reserves with their market value, better reflects the economic value of these guarantees and improves the alignment of the accounting for the guarantees with the accounting for the related hedges. Furthermore, such a move makes the accounting for the GMDB consistent with the accounting on the reserves for Guaranteed Minimum Accumulation and Withdrawal benefits.

As at the end of the fourth quarter of 2013, the difference between the current book value and the estimated fair value of the GMDB reserves was EUR 219 million (before tax). Implementation of fair value accounting for GMDB represents a change in accounting policy under IFRS with a transitional impact of EUR 165 million after tax being reflected only in shareholders’ equity as of 1 January 2014. Results for comparative periods will be restated accordingly.

These measures have eliminated the DAC balance and improve the reserve adequacy on the Japan Closed Block VA. The accounting for the Japan Closed Block VA guarantees is consistent and more in line with the related hedges.

ING U.S.

On 10 March 2014, ING Group announced that ING U.S., Inc., the U.S.-based retirement, investment and insurance businesses subsidiary, has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) which is required to accommodate possible future transactions to further reduce the current 56% interest of ING Group in ING U.S. The final structure, timing, size and offer price for the possible transactions have not yet been determined at the date of this Annual Report and remain subject to market and other conditions. If the possible transaction would result in deconsolidation of ING U.S. by ING Group, a divestment loss will be recognised in the profit and loss account. This loss will reflect ING Group’s currently remaining share in the difference between the carrying value of ING U.S. and the fair value (based on the transaction price), plus ING Group’s share in unrealised revaluations in equity plus the net currency translation reserve related to ING U.S. Based on the quoted share price of ING U.S. and the reserves in equity (both as at 31 December 2013) such divestment loss is estimated to be approximately EUR 2 billion (before tax). The actual divestment loss may differ from this estimate due to changes between 31 December 2013 and the date of deconsolidation.

ING Group Annual Report on Form 20-F 2013	F-150

Notes to the consolidated financial statements continued

2.1.1. RISK MANAGEMENT

CONTENTS RISK MANAGEMENT

F-151	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

RISK MANAGEMENT

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

As a result of the decision to manage ING Bank and NN Group separately, ING has implemented two distinct risk appetite frameworks for both Bank and Insurance. The common concept however is that risk appetite is expressed as the tolerance to allow key capital and liquidity ratios to deviate from their target levels under adverse scenarios. These frameworks are discussed in more detail in the specific chapters of this risk management section.

Both ING Bank and NN Group need to prepare for significant changes in the regulatory requirements. For ING Bank the most important one is the implementation of Basel III (for European banks as ING implemented via Capital Requirements Directive (CRD) IV which is effective per 1 January 2014), while NN Group runs an extensive programme to allow the implementation of Solvency II (which is the fundamental reform of European insurance solvency and risk governance legislation; announced to be effective as of 1 January 2014 but delays in legislation imply that it will not be effective before 1 January 2016). Additionally, both in Bank and Insurance, ING continued its stress testing efforts, with stress testing becoming more important and more embedded in the risk culture.

MISSION

The mission of ING Group’s risk management function is to support ING Group’s mission to set the standard in helping customers manage their financial future, by safeguarding ING’s current and future financial strengths. The following principles support this mission:

•	The risk management function is embedded in all levels of ING Group’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines are monitored;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management.

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

GROUP RISK MANAGEMENT FUNCTION

The ING Group CRO is supported by the Risk functions of ING Group and by the Group functions Corporate Legal and the Functional Controller Insurance. As a result of the decision to manage ING Bank and NN Group separately, ING Group Chief Risk Officer has delegated day-to-day Risk Management within ING Bank, NN Group and ING US to the respective CROs. The remaining Risk functions that are specific for the Group function have been delegated to ING Bank.

ING Group uses an integrated risk management approach for both its banking activities and for its insurance activities. With the operational separation of ING Bank and NN Group, the focus of ING’s risk management practices is now located in the bank and insurance companies. The remainder of this Risk paragraph discusses these practices for ING Group, ING Bank and NN Group, respectively.

ING U.S. RISK MANAGEMENT GOVERNANCE

As of 31 December 2013 ING Group has a 57% stake in ING U.S., Inc. ING manages risk within ING U.S. through its majority membership in the ING U.S., Inc. Board and through participation in Board committees. Furthermore, ING has the right to appoint observers to some important Management risk committees. The activities of ING U.S. are classified as held for sale and as discontinued operations. They are not further discussed in the remainder of this section.

ING Group Annual Report on Form 20-F 2013	F-152

Notes to the consolidated financial statements continued

RISK DEVELOPMENTS IN 2013

Risk developments listed below are defined as the risks which may have a significant impact on our business and it is difficult to quantify this potential impact on the organisation. They are triggered in general by unexpected events and may introduce volatility in earnings or impact ING’s long-term strategy. The sequence in which the top risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Monitoring exposures and Eurozone developments

The problems in the Eurozone have been a top priority for risk management throughout 2013, and will continue to be a top priority in 2014. ING closely monitors the exposures in debt securities, lending and credit derivatives, and regularly assesses whether the positions continue to be in line with its risk appetite. This assessment is supported by internal stress tests.

Throughout 2013, ING has continued to selectively optimise its balance sheet, including reducing its positions in especially covered bonds, asset backed securities (ABS) securities and committed facilities for some of the weaker countries as a result of these risk analyses. Several European countries have been downgraded in 2013 due to a weak and uncertain economic environment. As the Eurozone countries are going through a recession period. The Southern European countries seem to slowly emerge from the recession, while the strong countries were showing some signs of recovery although growth is fragile. Furthermore, the chairman of the European Central Bank (ECB) announced twice the reduction of the main refinancing rate by 25 basis points respectively in May and November 2013 to a final rate of 0.25% down from 0.75% at the end of 2012. In September, the ECB by his chairman announced that it was ready to use any instrument, including long-term refinancing operations (LTROs), to push down the money market interest rates.

Despite the ECB efforts and weak signs of recovery, the Eurozone is not yet out of the doldrums, as many of the fundamental problems still remain. There is no guarantee that the weaker countries will succeed in making their economies more competitive, which is a prerequisite for long-term debt sustainability. Risks and concerns remain with respect to Europe and, given a potential prolonged slowdown scenario, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in Europe and the financial condition of European financial institutions, including ING.

Greece, Italy, Ireland, Portugal, Spain and Cyprus (GIIPSC)

Since 2010 concerns arose regarding the creditworthiness of certain European countries. As a result of these concerns the fair value of sovereign debt decreased and those exposures are being monitored more closely. With regard to the sovereign debt crisis, ING’s main focus has been on Greece, Italy, Ireland, Portugal, Spain and Cyprus as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the ECB via government bond purchases in the secondary market. Further details on exposure to Government bonds and Unsecured Financial institutions’ bonds are included in Note 5 ‘Investments’.

The table below provides information on ING’s risk exposure with regard to Greece, Italy, Ireland, Portugal, Spain and Cyprus. Unless otherwise indicated, the amounts represent risk exposure values and exposures are included based on the country of residence of the direct Obligor to which ING has primary recourse of repayment of the obligations, except most residential mortgage backed securities (RMBS), which exposures are based on country of risk.

F-153	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Greece, Italy, Ireland, Portugal, Spain and Cyprus - Total risk exposures (1)
	31 December 2013
	Greece	Italy	Ireland	Portugal	Spain	Cyprus (2)	Total
Residential mortgages and other consumer lending	11	7,831	6	4	9,922	2	17,776
Corporate Lending	397	7,711	587	1,083	5,085	395	15,258
Financial Institutions Lending	12	323	395	39	569	6	1,344
Government Lending		160			35		195

Total Lending	420	16,025	988	1,126	15,611	403	34,573
RMBS	82	774	63	582	2,418		3,919
CMBS			8				8
Other ABS		28	8	4	24		64
Corporate Bonds		318	254	72	167		811
Covered Bonds		183	368	154	9,213		9,918
Financial Institutions’ bonds (unsecured)		261	15	34	76		386
Government Bonds	46	2,645	53	491	1,352	10	4,597
CDS exposures in banking book (3)					-47		-47

Total Debt Securities	128	4,209	769	1,337	13,203	10	19,656
Real Estate (4)	22	448		206	481		1,157
Trading excluding CDS exposures	2	595	34		374	1	1,006
Sold CDS protection	1	4	2	4			11
Bought CDS protection	-3	-15	-1	-1	-29		-49

Trading including CDS protection	0	584	35	3	345	1	968
Undrawn committed facilities	47	1,201	625	187	2,236	39	4,335
Pre-settlement exposures (5)	28	478	370	42	661	31	1,610

Total risk exposure	645	22,945	2,787	2,901	32,537	484	62,299

(1)	The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 5 ‘Investments’ of the annual accounts.
(2)	The majority of the corporate lending risk exposures were either deals with country of risk outside of Cyprus, Letter of credits or Trade Commodity Finance with maturity less than 3 months. Therefore, net credit risk linked to Cyprus is not significant for ING Bank. NN Group has no credit risk linked to Cyprus.
(3)	At the end of 2013 ING Bank holds CDS protection (notional value) on the Spanish government.
(4)	Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.
(5)	Pre-settlement exposure is exposure to dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility.

ING Group Annual Report on Form 20-F 2013	F-154

Notes to the consolidated financial statements continued

Greece, Italy, Ireland, Portugal, Spain and Cyprus - Total risk exposures (1)
	31 December 2012
	Greece	Italy	Ireland	Portugal	Spain	Cyprus (2)	Total
Residential mortgages and other consumer lending	14	7,531	6	4	9,680	1	17,236
Corporate Lending	287	8,441	705	1,015	5,733	653	16,834
Financial institutions Lending	7	227	4	76	626	9	949
Government Lending		203			35		238

Total Lending	308	16,402	715	1,095	16,074	663	35,257
RMBS	95	997	170	650	2,846		4,758
CMBS			12				12
Other ABS		173	43	49	43		308
Corporate Bonds		348	273	67	159		847
Covered Bonds		245	370	153	11,780		12,548
Financial Institutions’ bonds (unsecured)		527	74	56	111		768
Government Bonds	43	2,474	53	633	1,308	18	4,529
CDS exposures in banking book (3)					-390		-390

Total Debt Securities	138	4,764	995	1,608	15,857	18	23,380
Real Estate (4)	21	380		217	610		1,228
Trading excluding CDS exposures		450	28	8	454		940
Sold CDS protection		1	1	1	7		10
Bought CDS protection	-2	-22	-11	-1	-51		-87

Trading including CDS protection	-2	429	18	8	410		863
Undrawn committed facilities	166	1,287	258	181	2,780	89	4,761

Pre-settlement exposures (5)	80	516	343	41	953	112	2,045

Total risk exposure	711	23,778	2,329	3,150	36,684	882	67,534

(1)	The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 5 ‘Investments’ of the annual accounts.
(2)	The majority of the corporate lending risk exposures were either deals with country of risk outside of Cyprus, Letter of credits or Trade Commodity Finance with maturity less than 3 months. Therefore, net credit risk linked to Cyprus is not significant for ING Bank. NN Group has no credit risk linked to Cyprus.
(3)	At the end of 2012 ING Bank holds CDS protection (notional value) on the Spanish government, Financial Institutions and covered bonds.
(4)	Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.
(5)	Pre-settlement exposure is exposure to dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility

Total exposure to the GIIPSC countries was reduced by EUR 5,235 million in 2013. ING reduced its exposure in debt securities, with covered bonds going down by EUR 2,630 million and ABS exposure decreasing by EUR 1,087 million, and corporate lending with a decrease of EUR 1,576 million.

Greece

Total exposure to Greece declined by EUR 66 million in 2013 mainly due to a reduction of undrawn committed facilities with EUR 119 million resulting from reduction in the limits, partially offset by an increase of corporate lending with EUR 110 million, primarily structured finance deals

ING Bank does not have a bank operation in Greece but does serve a limited number of mostly international companies which have their domicile in Greece. Many of these companies are dependent on cash flows that are based outside Greece. NN Group has direct Greek exposure given the Greek based insurance entity.

Italy

Total exposure to Italy decreased by EUR 833 million in 2013 mainly due to a reduction of debt securities with EUR 555 million. The decrease in debt securities was mainly in ABS with EUR 368 million maturing contracts and in the financial institution bonds with EUR 266 million, partially offset by an increase in government bonds of EUR 171 million.

The lending exposure decreased with EUR 377 million which was driven by a EUR 730 million reduction in corporate lending partially offset by an increase in residential mortgages and other consumer lending of EUR 300 million.

F-155	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Ireland

Total exposure to Ireland increased by EUR 458 million in 2013 mainly due to an increase of the lending book of EUR 273 million and undrawn committed facilities of EUR 367 million. The increase was partially offset by a reduction in debt securities of EUR 226 million.

The increase in the lending book and the undrawn committed facilities is driven by additional outstandings and facilities to existing customers.

Portugal

Total exposure to Portugal declined by EUR 249 million in 2013 mainly in debt securities by EUR 271 million. The decrease was mainly in the government bonds of EUR 142 million.

Spain

ING’s total exposure to Spain was reduced by EUR 4,147 million in 2013 to EUR 32,537 million. The debt securities portfolio decreased by EUR 2,654 million mainly due to covered bonds maturing by EUR 2,567 million and a decrease in RMBS by EUR 428 million.

The lending book declined by EUR 463 million to EUR 15,611 million. This decrease was driven by a EUR 648 million reduction in corporate lending, partly offset by a EUR 242 million increase in residential mortgages and other consumer lending.

Cyprus

Total exposure to Cyprus decreased by EUR 398 million in 2013 mainly due to a decrease in corporate lending of EUR 258 million. The reduction is driven by the repayment of loans.

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

Impact of low interest rate environment

Interest rates in the Eurozone but also in the other main home countries decreased from already low levels to unprecedented low levels. Central bank rates are still at very low levels as well, thereby negatively impacting the short term money market rates, and also long term rates decreased to very low levels in 2013. The on-going Eurozone crisis in combination with uncertainty on the growth potential of the world economy were the main reasons for this development.

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

However, the current situation of low interest rates levels is caused by the eruption of the financial crisis. Therefore interest rates are on a low level for more than 4 years now. A sustained low interest rate environment can put ING Bank’s interest income under pressure. New client assets are produced at lower rates, which impacts the average yield in the credit portfolio, but also implies lower prepayment rates and thus lengthening of the portfolio duration. This results in lower yielding assets that reprice more slowly. On the other side of the balance sheet savings coupons do not reflect the low interest rate environment fully. Due to high liquidity spreads as a consequence of the crisis and strong competition in the savings market savings coupons only marginally track lower interest rates. On balance these factors may put ING Bank’s interest rate margin under pressure. This situation will endure until structural economic recovery, which will lead to an environment with interest rate increases. As there is much uncertainty when this period of recovery will emerge, ING Bank closely monitors markets in order to be positioned adequately in anticipation of either a prolonged period of a low interest rates or a potential increase of short term and long term interest rates.

Impact NN Group

Since on the insurance side ING is mainly a life insurance company with long-term commitments to its clients, it is exposed to risk from low(er) interest rates. Other risks, such as longevity risk, will further increase this risk.

The NN Group entities have an asset liability management (ALM) process in place where investments are bought that largely match the duration profile of the liabilities. The remaining interest rate exposure is mitigated through derivative portfolios. In several currencies, asset durations matching the liabilities are not available. In these cases ING runs non-hedgeable interest rate risks. Options embedded in the products, which are difficult to hedge, expose ING to further risks.

ING Group Annual Report on Form 20-F 2013	F-156

Notes to the consolidated financial statements continued

The exact impact of low interest rates differs per entity and per product. In the IFRS-EU P&L accounts, lower interest rates will gradually reduce investment income. In most cases there is no direct impact on life insurance provisions as, to a large extent, these provisions are based on fixed interest rates. However, lower interest has an impact on the outcome of the reserve adequacy test (RAT) and indirectly may impact the provisions held. Lower interest rates have a direct impact on metrics that are market value based, such as the market value of the liabilities (MVL) and the available financial resources (AFR). Furthermore in the Netherlands regulatory required provisions and capital are market value based. In the near future Solvency II requirements will also be market value based.

Interest rate risks are well-known within ING’s risk appetite as these risks are part of doing life insurance business, and within market risk limits defined and monitored on a quarterly basis.

Impact ING Group

The impact of the low interest rate environment for Bank and Insurance goes further than earnings and reserves, that are described in the sections above. Low interest rates result in addition to provisions for guarantees that are included in life insurance and variable annuity contracts, as the guarantees become more valuable to policy holders. Thereby the solvency position of the Insurance businesses is negatively impacted, which can also impact the proceeds of the Insurance divestment. The proceeds of the Insurance divestments are to be used to pay back the double-leverage. In case the Insurance proceeds are not sufficient to do so, ING Bank may need to upstream extra dividend to ING Group. Note however, that when future Bank earnings and future capital position are negatively impacted such capital up-streams are difficult to establish. This can be further hampered by the on-going increasing capital requirements for banks in general. In November 2013 ING repaid EUR 1.125 billion to the Dutch State. This was the second tranche of a series of four tranches thare are part of the amended EC Restructuring Plan which was announced on 19 November 2012

A continuation of the current low interest rate environment would also negatively affect our financial performance. For example, should new money investment rates remain at approximately the same level observed over 2013, we estimate that would reduce our current operating result by less than 5% in each of 2014, 2015 and 2016, in each case as compared to our current projections for such year. This estimated reduction in operating earnings primarily reflects lower investment income, as we invest new premiums and reinvest proceeds from maturing investments at rates lower than the yield on our current investment portfolio, and, in certain businesses, higher amortisation of DAC/VOBA. We believe reduced rates in the insurance policies offset the lower investment income, but such reductions would only be partially effective due to the presence of fixed or minimum rates on many of our products. Under this scenario, we do not currently expect that our reserve adequacy testing will result in charges to the profit and loss account. These estimates do not assume any changes to other assumptions and do not reflect significant management actions, other than reductions to the rates in our policies where relevant.

F-157	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

RISK MANAGEMENT ING BANK

Introduction

Taking measured risks is the core of ING Bank’s business. ING Bank operates through a comprehensive risk management framework to ensure the risks are identified, well understood, accurately measured, controlled and pro-actively managed at all levels of the organisation so that ING Bank’s financial strength is safeguarded.

ING Bank uses risk assessment and measurement models to guide decision making. To guard the quality of these risk models there is a governance process for approval of risk models, methods and parameters. This ensures compliance with business and regulatory requirements, via a clear assignment of responsibility and accountability. Nevertheless, users of the disclosed information in the risk management section should bear in mind that the analyses provided are based on forward looking models that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Bank continues to develop, recalibrate and refine the various models, which may result in changes to the risk analyses as disclosed.

The risk management section describes the ING Bank business model, and the key risks that arise from it. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. This includes front office as ‘first line of defence’, risk management as independent observer in the ‘second line of defence’ and the internal audit function in the ‘third line’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers their own area of expertise. Each of these departments explains the respective governance framework, relevant risks and how they are expressed on a qualitative and quantitative basis within this report.

ING Bank’s risk management disclosures provides qualitative and quantitative disclosures about credit, market, liquidity and non-financial risks based on International Financial Reporting Standards as adopted by the European Union ‘IFRS-EU’. The risk management section is in line with the accounting standards relating to the nature and the extent of the risks as required by IFRS7 ‘Financial Instruments: Disclosures’ as approved by the EU and covered by the opinion of the Statutory Auditors as being part of the notes to the consolidated financial statements. Pillar 3 information is from a regulatory perspective largely based on internal modelled risk metrics under the Basel rules and not addressed for verification to the statutory auditors.

Enhanced disclosure task force

Although ING Bank strives towards a reporting basis that is consistent over time, the risk management section is subject to enhancements and improvements. These are needed to reflect the continuous developments that take place in ING Bank’s risk function and on-going (macro-) economic developments that require additional disclosures. Also the continuing changes in the environment in which ING Bank operates like new regulations but also voluntary initiatives from the banks themselves need to be reflected. ING is a member of the ‘Enhanced Disclosure Task Force’ (EDTF), a private sector group established by the Financial Stability Board (“FSB”) and composed of members representing both the users and preparers of financial reports, which released a report with recommendations for improving bank risk disclosures in the areas of among others usability, risk governance and risk management, capital adequacy, liquidity and funding, market risk, credit risk.

As ING Bank strives to generate the same high-quality and transparent description of its risk, it immediately embraced the EDTF principles and recommendations and largely implemented them to further fine-tune its practise on risk disclosures. ING Bank is of the opinion that disclosures should be clear, balanced and understandable by external observers, and that risk information is disclosed on a timely basis. The latter not only applies for the Annual Accounts and the risk management paragraph but also for the concurrent publication of the Pillar 3 section.

In August 2013, FSB published a progress report on the level and quality of the implementation of the recommendations in the major banks’ 2012 annual reports. The report, based on a self-assessment of global systemically important banks (G-SIBs) and domestic systemically important banks (D-SIBs), demonstrated that the recommendations are beginning to make a positive impact on the reporting practises of global banks. The banks’ self-assessment stated that they have implemented 50% of the EDTF recommendations in aggregate in 2012 disclosures, which is a considerable increase from 34% in 2011; and they expect to implement 72% of the recommendations within their 2013 disclosures. Besides the banks ‘self-assessment, the users of the annual reports, investors and analysts, within the EDTF undertook a further review of the disclosures, which indicated however a lower degree of implementation than banks’ self-assessment, particularly for recommendations where they expect more granular, quantitative disclosures. Despite these differences, both banks and investors and analysts in the EDTF see an opportunity to engage and discuss the recommendations for further enhancing risk disclosures. For ING Bank, the implementation efforts were rewarded by including some of the templates in the examples of leading disclosures practices in the FSB progress report.

For 2013 ING Bank reaffirms its commitment to the EDTF report by implementing additional recommendations. Although it is ING Bank’s ambition to disclose all risk related items in one comprehensive section, this is in practice not always possible. Therefore, a global overview of our approach on risk management is provided to ensure transparent and easily navigable disclosures. The table below provides clear cross-referencing between the Risk management and Pillar 3 sections within the Annual Report. This navigation table enables users to locate and navigate across the different risk topics and disclosures. The sequence in which the risk disclosures are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

ING Group Annual Report on Form 20-F 2013	F-158

Notes to the consolidated financial statements continued

Next to the inclusion of this navigation map, ING Bank improved its liquidity & funding disclosure by including a break-down of the liquid assets buffer and an overview of encumbered assets in the Pillar 3 section. Other EDTF driven improvements are the extension of the description of our Risk Management function via separate sections on risk assessment and risk culture. Further, already included sections (as risk governance, stress testing) were thoroughly reviewed and extended or refined (capital requirements, credit risk and market risk disclosures). Regarding new regulatory requirements, the Basel III Core Tier 1 ratio will be disclosed in the Pillar 3 section. The Basel III liquidity and funding requirements Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) will not be disclosed until discussions on EBA Technical Standards are finalised.

Risk management index
	Subjects	Risk Management
These sections show ING’s approach to risk management.	Introduction to risk section and mission	F-158
	Risk governance	F-160
	Business model and risk culture	F-163
	Risk appetite framework and stress testing	F-166
	Economic capital	F-169
	Regulatory monitoring	F-171
	Risk developments in 2013	F-172

Credit risk
	Subjects	Risk Management
Credit risk is the risk of potential loss due to default by ING Bank’s debtors (including bonds) or trading counterparties.	Credit risk definitions and governance	F-174
	Risk culture	F-176
	Credit risk appetite and concentration risk framework	F-177
	RWA comparison	F-179
	Credit risk measurement (SA & AIRB)	F-181
	Credit risk models	F-182
	Exposure classes	F-183
	Securitisation	F-185
	Credit risk tools	F-186
	Credit risk portfolio	F-189
	Credit quality	F-190
	Credit restructuring	F-191
	Forbearance	F-194
	Credit risk mitigation	F-196

Market risk
	Subjects	Risk Management
Market risk is the risk of potential loss due to adverse movements in market variables.	Governance	F-206
	Economic capital	F-207
	Market risk in banking books	F-208
	Market risk in trading books	F-214
	Fair values of financial trading assets & liabilities	F-214

Funding and liquidity risk
	Subjects	Risk Management
Liquidity risk is the risk not to meet its financial liabilities when they come to due, at reasonable cost and in a timely manner.	Governance	F-215
	Liquidity risk management framework	F-219
	Liquidity risk appetite	F-219
	Funding	F-219
	Liquidity buffers	F-220
	Liquidity risk transfer and pricing	F-220
	Contingency funding plan	F-221
	Regulatory developments	F-221

Non-financial risk
	Subjects	Risk Management

Operational risk is the risk of direct or indirect loss returning from inadequate or failed internal processes, people and systems or from external events.

Compliance risk is the risk of impairment of ING Bank’s integrity as a result of failure to comply with relevant laws, regulations, ING Banks policies and standards.

	Governance Framework Operational risk and main developments Compliance risk and main developments	F-221 F-222 F-222 F-223

F-159	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Business risk
	Subjects	Risk Management
Business risk is the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customers behaviour risk.	Analysis business risk	F-224

Besides the regularly additional information that stems from the Basel II accords with detailed tables on ING Bank’s credit portfolio, the Pillar 3 will include additional disclosures on market, liquidity and funding risk from the EDTF recommendations as of 2013. An overview of all the EDTF recommendations and how they are followed-up can also be found in the introduction of this same Pillar 3 section. It is ING Bank’s ambition to incorporate most of the information into the risk management section such that all disclosed risk information is present in one section of the Annual Report. This contributes to the EDTF recommendations that strive towards transparent and comparative risk disclosures by global banks.

With respect to comparability of risk disclosures, it is important to note that since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and in specific whether internal models are appropriate for such purposes. ING Bank is of the opinion that internal models are very valuable since they better represent the bank’s business model, its customers and its credit quality than a standardised approach. However, we also acknowledge that interpretations between banks and also between regulators may differ. This stresses the importance of having a level playing field via a uniform banking supervision within the EU, but also improves and aligns risk disclosures as proposed by the EDTF as much as possible.

MISSION

The mission of ING Bank’s risk management function is to support the Banks ambition to be the preferred bank for our customers, by safeguarding ING’s current and future financial strengths. The following principles support this mission:

•	The risk management function is embedded in all levels of ING Bank’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	Delegated authorities are consistent with the overall Bank strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management and value creation.

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

RISK GOVERNANCE

ING Bank’s risk management framework is based on a ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities and at the same time work closely together to identify, assess and mitigate risks. This governance framework ensures that risk is managed in line with the risk appetite as defined by the Management Board Bank (MBB), ratified by the Supervisory Board (SB) and is cascaded throughout ING Bank.

The commercial departments form the first line of defence and they have primary responsibility for the day-to-day risk management. They originate loans, deposits and other products, they know our customers well and are well-positioned to act in both the customers’ and ING’s best interest.

The second line of defence consists of oversight functions with a major role for the risk management organisation, headed by the Chief Risk Officer (CRO), and the corporate legal function. The membership of the CRO on the MBB ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at bank and regional/local level, which supports the commercial departments in their decision-making, but which also has sufficient countervailing power to prevent risk concentrations and other forms of excessive risks.

The internal audit function provides an on-going independent (i.e. outside of the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management and forms the third line of defence.

ING Group Annual Report on Form 20-F 2013	F-160

Notes to the consolidated financial statements continued

Board level risk oversight

ING Bank has a two-tier board structure consisting of the Management Board Bank and the Supervisory Board; both tiers play an important role in managing and monitoring the risk management framework.

•	The SB is responsible for supervising the policy of the MBB, the general course of affairs of the Company and its business (including its financial policies and corporate structure). For risk management purposes the SB is assisted by two sub-committees:

•	The Audit Committee, which assists the SB in monitoring the integrity of the financial statements of ING Bank, in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors; and

•	The Risk Committee, which assists the SB on matters related to risk governance, risk policies and risk appetite setting.

•	The MBB is responsible for managing risks associated with the activities of ING Bank. The MBB’s responsibilities include ensuring that internal risk management and control systems are effective and that ING Bank complies with relevant legislation and regulations. On a regular basis, the MBB reports on these issues and discusses the internal risk management and control systems with the SB. On a quarterly basis, the MBB reports on the Bank’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

The Chief Risk Officer ensures that the boards are well informed and understand ING Bank’s risk position at all times. Every quarter, the CRO reports to the board committees on ING Bank’s risk appetite levels and on ING Bank’s risk profile. In addition the CRO briefs the board committees on developments in internal and external risk related issues and ensures the board committees understand specific risk concepts.

As part of the integration of risk management into the annual strategic planning process, the MBB issues a Planning Letter which provides the corporate strategic direction, and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Bank’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. As part of the process strategic limits and risk appetite levels are explicitly discussed. Based on the business plans, the MBB formulates the Strategic Plan which is submitted to the SB for approval.

F-161	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Executive Level

The ING Bank Finance and Risk Committee (BF&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. The primary responsibility of the BF&RC is to co-ordinate, on a high level, the finance and risk decisions that have an impact on internal and/or external reporting.

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

Regional and business unit level

ING Bank’s regional and business unit management have primary responsibility for the management of risks (credit, market, operational, legal and compliance risks) that arise in their daily operations. They are accountable, together with their employees, for the implementation and operation of appropriate risk frameworks affecting their businesses to ensure compliance with procedures and processes set by ING Group. The local (regional and BU) risk manager is responsible for the analysis, control and management of risks across the whole value chain (from front to back office), based upon which a robust control structure should be maintained.

Risk management function

The risk management function is embedded in all levels of ING Bank’s organisation. The Chief Risk Officer, who is a MBB member, bears primary overall responsibility for the risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING Bank’s risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organisational basis for the management of risk throughout the organisation.

The organisation chart below illustrates the functional reporting lines within ING Bank risk organisation.

The heads of these departments (Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Bank level. The Risk General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices.

In addition two staff departments report to the CRO:

•	Risk & Capital Integration (R&CI), which is responsible for inter-risk aggregation processes and for providing bank-wide risk information to the CRO and MBB, reports functionally to the CRO; and

•	Model Validation (MV), which carries out periodic validations of all significant risk models used by ING Bank. To ensure independence from the business and other risk departments, the department head reports directly to the CRO.

ING Group Annual Report on Form 20-F 2013	F-162

Notes to the consolidated financial statements continued

Risk policies, procedures and standards

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

Risk model governance and model validation

All risk models are built according to the internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review of the documentation by model development departments and MV, specific model risk committees for each risk type approve the models. After approval by the dedicated risk committee, a risk model is implemented and entitled for usage. In addition, MV validates each model on a regular basis. The validation results and its capital impact are reported on a quarterly basis to senior management and to De Nederlandsche Bank (DNB).

An independent model validation department is one of the cornerstones of ING Bank’s risk model governance. It consists of the process of determining that a model is appropriate for its intended use. It is an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation, and when significant changes are made to the model. The validation process contains a mix of developmental evidence, process verification and outcome analysis. To ensure the independence of MV, this department reports directly to the CRO.

The MV department undertakes back testing of all existing risk models. In addition to evaluating the underlying model parameters, ensuring continued applicability of the models for the relevant portfolios, and discussing the model performance with front office and risk users of the models, MV also tests the observed performance of a model (and its components) with the predicted level. A model where the observed results deviate from the predicted results is a candidate for either re-calibration or re-development.

BUSINESS MODEL AND RISK PROFILE

Business Model

ING Bank is a large European retail bank with a strong world-class commercial banking franchise operating an extensive network with presence in over 40 countries. Next to the operations in its historic markets of the Benelux, ING has developed a strong (internet) banking franchise in a number of European countries and in Asia and Australia.

This business model is translated into the following specific ambitions:

•	Retail Banking will pursue the One Bank approach by combining retail and commercial banking and converge to one retail model: Easy, fair, and at low costs.

•	Optimise the balance sheet by better match assets and liabilities across the Bank and limit growth and risk of the balance sheet,

•	Remain financially healthy by improving cost efficiency and strengthen risk management. Additionally, Basel III requirements have to be met and there should be a focus on improving capital, funding and liquidity.

•	Build on the ambition to be a predominantly European Bank with growth options elsewhere to strengthen leadership positions in ING’s home markets.

Key Risks

ING Bank recognises the following key risks (financial as well as non-financial risks) that are associated with its business activities.

Financial risks:

•	Credit risk: the risk of potential loss due to default by ING Bank’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks;

•	Liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions; and

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

Non-financial risks:

•	Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk; and

•	Compliance risk: the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards as in ING Bank Business Principles.

F-163	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Risk culture

In the current social and economic environment risk culture is a critical factor in the success or failure of a bank’s risk management. Issues relating to risk culture are consequently of interest to all stakeholders of ING Bank. ING considers the good reputation and integrity of its organisation as key requirements to operate successfully in the financial world.

The risk management framework based on the three lines of defence governance model is effective when a strong risk culture is present on all levels. ING promotes awareness of collectively shared values, ideas and goals but also of potential threats and it ensures alignment of individual performance objectives with the short- and long-term strategy. By making ING’s risk responsibilities more transparent within the different levels of the organisation and holding every employee accountable for his acts, the risk culture and awareness are embedded in the organisation which leads to effective risk management.

As explained in the risk governance, the risk function at the regional and business units is independent from the commercial departments which allow its criteria and opinions to be heard and taken into account. At the Bank level it is represented by the CRO in the MBB which ensures sufficient countervailing power in the decision-making processes to prevent excessive risks.

Definition

Risk culture and risk awareness are not only issues for senior management during their strategy decisions, but something that every employee has to be aware of and consider in his daily business. It is promoting and being aware of collectively shared values, ideas and goals towards the organisational objectives and mitigating opportunities for unfavourable events to occur that can impact the ability of the organisation to achieve its objectives. Risk awareness is to be alert on potential threats which can occur in day-to-day business, which can be specific to the sector, the region or the clients ING is doing business with.

Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation confronts and the risks it takes. This is a long term commitment and journey which cannot be reached overnight. Therefore, ING initiated different programmes and manuals have been issued within the organisation as statement of what the organisation objectives are.

Accountability

In 2009 ING Bank introduced the Promoting Integrity Programme (PIP) a long term, global, educational and behavioural change programme for the ING employees. The PIP has been developed to support integrity by focusing on ING values and is fully supported by the ING Group Executive Board. The role of the Board in the oversight of corporate culture and successful implementation of the risk culture change is essential in this process.

With the programme ING gains a sound risk culture and ensures that every employee in every part of the organisation understands how his actions and behaviour can help earn and retain customer and stakeholder trust. This programme is divided into several mandatory modules among others business principles, customer trust, fraud awareness, Financial Economic Crime and IT security. To enhance risk awareness these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create clear and consistent understanding. The endorsement from the executive level and the emphasis in the communication strengthen the culture.

Compensation

Due to economic and financial turmoil, concerns were raised in different countries following the bailout of different financial and industrial companies. The link between the risk taken and the compensation was one of the major topics in the public and political spheres. Several public institutions and initiatives advocated aligning risk and reward in risk-based compensation policies.

The performance management process within ING is linked to remuneration to prevent rewarding for failure and to address the long term sustainability within the risk appetite framework. To establish relevant performance objectives, the ING financial and strategy plan is determined annually and translated into relevant business objectives. The business objectives of the Executive Board are cascaded to the rest of the Identified Staff and subsequent layers in the organisation. This process ensures the alignment of individual performance objectives with the short-term and long-term strategy of ING and involves input from control functions to ensure appropriate risk adjustment of the performance objectives on each level. In light of the Capital Requirements Directive (CRD) III compensation packages related to control functions, such as risk management, are structured such that they provide for a reduced emphasis on variable remuneration in order to mitigate risk relating to remuneration.

For further information with regards to the compensation policies please refer to the remuneration report in the corporate governance section of the annual report.

ING Group Annual Report on Form 20-F 2013	F-164

Notes to the consolidated financial statements continued

Risk cycle process

ING uses a stepwise risk management approach to know, mitigate and manage its financial and non-financial risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. In short this implies: determine what your risks are, assess which of those risks can really do harm, take mitigating measures to control these risks, monitor if the measures are effective and monitor the development of the risk and report the findings to management at all relevant levels to enable them to take action when needed.

The recurrence is twofold. One: identification, assessment and review and update of mitigating measures are done periodically. Two: if, during the period, monitoring findings indicate new risks arising, or known risks to change, assessed risk levels to change, or control measures not to be effective enough, analyses of these findings may result in renewed and more frequent risk identification, and/or assessment, and/or in a change of the mitigating measure.

Risk identification

Risk identification is a joint effort of the commercial business and the risk management functions. Its goal is to detect potential new risks and determine changes in known risks. Regular risk identification is essential for both the effectiveness and efficiency of risk management. Potential risks that are not identified, will not be controlled and monitored and may lead to surprises later. Known risks may have changed over time and as a consequence the existing mitigating measures and monitoring may be inadequate or obsolete.

Risk identification is performed periodically and, in addition, in case of material internal or external change.

Risk assessment and control

Each identified risk is assessed to determine the importance, or risk level, of the risk for the ING entity in scope. This enables the entity to decide which of the identified risks need control measures and how strict or tolerant these measures must be. Known risks are re-assessed to either confirm the risk level or detect change.

The importance of a risk is assessed based on the likelihood that the risk occurs and the financial or reputational impact should the risk occur. A risk that is not very likely to happen but has a huge financial impact when it does needs to be controlled. For a risk that is likely to happen at a higher frequency, but that has a modest financial impact, business management may decide to not mitigate and accept the consequences when it happens.

Risks can be controlled by mitigating measures that either lowers the likelihood the risk occurs, or measures that lower the impact if they occur. The ultimate measure to lower risk is to stop the activity or service that causes the risk (risk avoidance). Risk controlling/mitigating measures are defined and maintained at both Bank wide and local level.

Monitoring and reporting

With the monitoring of the risk control measures, ING continuously checks if they are executed, complied with, have the expected mitigating effects and follow the development of the risks and their risk levels. Adequate risk reporting provides senior and local management with the information they need to manage risk.

ING uses iRisk, an application supporting operational risk functions for incident reporting, action tracking, risk assessments, business impacts assessments and key control testing.

F-165	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The Executive Board and the Supervisory Board of ING Group have approved the ING Whistleblower Procedure. The ING Whistleblower Procedure provides the opportunity for every ING employee to make his or her complaint, including anonymous complaints, to an independent Reporting Officer in order for the responsible management to take appropriate and adequate action in case of alleged breaches of internal or external regulation or other irregularities.

Risk appetite framework

ING Bank uses an integrated risk management approach for its banking activities. The Management Board Bank uses the bank risk appetite framework both to set boundaries for the Medium Term Plan (MTP) budget process and to monitor and manage the actual risk profile in relation to the risk appetite.

Process

The ING Bank risk appetite framework consists of specific risk appetite statements which are approved in the MBB on an annual basis or more frequently if this is felt necessary, and reviewed quarterly in the MBB and the SB. The bank risk appetite process is focused on setting the appetite at the consolidated Bank level and across the different risk categories. It is therefore essentially a top down process, which bases itself on the ambition of the Bank in terms of its risk profile and is a function of the actual risk profile, the regulatory environment and the economic context. The process is set up according to the following steps:

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

In order to achieve this risk ambition, ING Bank believes it should have the following targets:

•	Rating: have a rating ambition which is in line with the strongest among its peer group;

•	State Support: be able to restore capital and liquidity position following a stress situation on its own strength;

•	Regulatory based: be in a position to meet current and forthcoming regulatory constraints and targets; and

•	Peer comparison based: have a risk profile that compares favourably to its main banking peers.

Step 2. Setting ING Bank risk appetite statements

Based on ING Bank’s risk ambition, specific targets are set for both financial and non-financial risks:

Financial risks

For financial risks, ING Bank expresses its risk appetite as the tolerance to allow key ratios to deviate from their target levels. Therefore the high level risk ambition is translated into quantitative targets on ING Bank level for solvency risk, liquidity & funding risk and for concentration and event risk.

The solvency risk appetite is closely aligned to capital management activities and policies. ING Bank has expressed tolerances for its risk weighted solvency position (core tier 1 ratio), for non-risk weighted solvency (leverage ratio) and for more value based solvency (economic capital). The solvency risk appetite statement is not only compared to the actual reported level, but also include the potential impact of a standardised and pre-determined 1-in-10 years stress event (i.e. at a 90% confidence level with a 1 year horizon). Based on this mild stress scenario the impact on ING Bank’s earnings, revaluation reserve and risk-weighted assets (RWA) is calculated (which are labelled as earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). These stressed figures are used as input for a two year simulation which depicts the developments of ING Bank’s solvency level versus its risk appetite.

ING Group Annual Report on Form 20-F 2013	F-166

Notes to the consolidated financial statements continued

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

Key Control testing scorecards form one of the inputs of the Non-Financial Risk Dashboard (NFRD) which is a report that is discussed each quarter in the MBB and the Risk Committee. NFRD provides management at all organisational levels with information on their key operational, compliance and legal risks. NFRD is based on their risk tolerance within their business and a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

Step 3. Cascade into statements per risk type and per business

The Bank Risk Appetite is translated per risk type, which is further cascaded down through the organisation to the lowest level needed. The risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING Bank’s risks.

For financial risks a sequence of different risk appetite frameworks are implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of the ING Bank credit portfolio and that of all the underlying portfolios as well. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. For market risk, the risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at Bank level are translated into the organisation. The liquidity & funding risk appetite statements that are defined on ING Bank level are translated down into the organisation, taking the liquidity & funding specific situation of each (solo) unit into account.

The non-financial risk appetite framework that is described under the previous step is cascaded down into the organisation without any need to make specific adjustments for each of the reporting solo entity.

Step 4. Monitoring and management of underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING reports monthly through regular reporting towards senior management committees as ALCO Bank. The Risk and Capital Management Report reflecting the exposure of ING Bank against the risk appetite targets is submitted to the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool which supports the MBB with respect to strategic and capital planning. The purpose of stress testing is to investigate whether or not ING Bank will be able to meet its solvency and liquidity requirements in severe but plausible stress scenarios. Stress tests provide insight into vulnerabilities of certain portfolios, given certain assumptions related to the economy, financial markets and the political climate. Stress testing is also used to assess if the risk profile of ING Bank is in line with risk appetite.

Types of stress tests

Within ING Bank, various different types of stress tests are performed. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for the relevant macro-economic and market variables in all countries where ING Bank is active. These assumptions are usually complemented by a narrative which provides background for the scenario. Next to firm-wide scenario analyses, ING Bank also executes scenario analyses for a specific country or asset class. Furthermore, sensitivity analyses are performed, which focus on stressing one or more relevant risk drivers; usually without an underlying scenario narrative. The 1-in-10-year stress used in the risk appetite framework is an example of a sensitivity analysis. Finally, ING Bank also performs reverse stress tests, which aim to determine the circumstances which would lead to a pre-defined severe adverse outcome.

F-167	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Process

The stress testing process of ING Bank consists of several stages, which are summarised in the diagram.

Step 1. Risk assessment & scenario selection

ING Bank formally determines its main risks based on the current economic situation, political and regulatory developments and developments in portfolios on an annual basis. Senior management, business representatives and risk specialists are involved in this process. Based on the risk assessment, relevant scenarios to be evaluated in the remainder of the year are selected. The results of the risk assessment and scenario selection are discussed and approved in the Stress Testing Steering Committee (STSC). All stakeholders are represented in the STSC, such as representatives of the different Corporate Risk departments, Capital Management, Finance and the Economic Bureau. The STSC submits the results of the risk assessment and scenario selection to the BF&RC for formal approval.

Step 2. Scenario parameter setting

After the determination of the high level scenarios in the previous step, they need to be worked out in greater detail. Scope, assumptions and input parameters such as GDP growth, unemployment rates, interest rates and real estate price changes are defined for the countries involved in the exercise. The parameters are discussed and approved in the STSC and subsequently in the BF&RC.

Step 3. Data processing & proposal mitigating actions

When the scenario parameters have been finalised, the impact of the scenario on the solvency and liquidity position is determined. Based on the scenario values for the relevant macro-economic and market variables, the impact on amongst others P&L, revaluation reserves, RWA and liquidity buffers is calculated. These outcomes are subsequently used to calculate the evolution of relevant solvency and liquidity ratios, such as the Core Tier 1 ratio, the leverage ratio and the CRD II liquidity buffer.

As for the previous steps, the calculated impacts of the scenario are first discussed and approved in the STSC, and then in the BF&RC. Depending on the outcomes of the stress test, and the possibly identified vulnerabilities, mitigating actions may be proposed. Approval of these mitigating actions takes place in the MBB.

Step 4. Execution of mitigating actions

After the MBB has approved the mitigating actions, they need to be executed. Mitigating actions may include sales or transfers of assets, reductions of risk limits, start-up or strengthening of marketing campaigns and lobbying campaigns with regulators or other authorities.

Methodology

For the calculation of the impact of the scenarios on P&L, RWA, revaluation reserves, etc., detailed and comprehensive models are used. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific and use different macro-economic and market variables as input variables. The stress testing models are subject to a thorough review by the Model Validation department.

ING Group Annual Report on Form 20-F 2013	F-168

Notes to the consolidated financial statements continued

ECONOMIC CAPITAL

Model Disclosure

This model disclosure section explains the methodologies and models used to determine economic capital (EC). The risk models for the EC calculations are reviewed on a periodic basis and validated by the internal Model Validation department. The Economic Capital calculation is also used as part of the Basel II Pillar 2 Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the Dutch Central Bank.

EC is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. In general EC is measured as the unexpected loss above the expected loss at a given confidence level. This economic capital definition is in line with the net market value (or surplus) definition. The process of EC modelling enables ING Bank to allocate economic capital to the business units and support risk-adjusted performance measurement via the Risk Adjusted Return on Capital (RAROC). The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way.

The following fundamental principles and definitions have been established for the model:

•	ING Bank uses a one-sided confidence level of 99.95% and a one-year time horizon to calculate EC;

•	It is assumed that all currently known measurable sources of risk are included;

•	The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data. There is one set of best-estimate assumptions for each risk type to be used at ING Bank;

•	The EC calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;

•	The EC calculations reflect known embedded options and the influence of customer behaviour in banking products;

•	The EC calculations are on a before tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels; and

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.

Specific measurement by risk type is described in greater detail in the separate risk type sections.

Aggregation model

The main processes executed in ING Bank’s economic capital aggregation model are depicted in the flowchart below. The white boxes show the processes performed by the model while the shaded box indicates input from other risk departments.

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

The EC for ING Bank involves the aggregation of the underlying EC of five risk types, namely credit, transfer, market, operational and business risks. Model disclosures are given in the respective risk sections. These risk types are aggregated to provide a total diversified ING Bank EC by applying the variance-covariance approach with a 5 x 5 inter-risk correlation matrix.

For allocation of EC to units and products, diversification factors are calculated for each risk type. These factors are applied consistently throughout ING Bank. The level of diversification benefit is dependent on both the inter-risk correlations as well as the relative size of the undiversified EC exposure for each risk type.

Reporting framework

For each business unit and product line, the gross EC for each risk type is delivered. The net EC figures are calculated by taking the product of the gross EC and one minus the diversification factor. Total EC is calculated as the sum of the net EC for each risk type at all reporting levels.

F-169	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Economic capital and regulatory capital

Main capital calculation and allocation tools for ING Bank are economic capital and regulatory capital (RC). Both of these capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic and regulatory-based risks it faces. RC is driven by methodologies prescribed by regulators whereas EC is driven by internally developed models.

EC is a non-accounting measure which is inherently subject to dynamic changes and updates as a result of ING Bank’s portfolio mix and general market developments. ING Bank has been and will continue recalibrating the underlying assumptions to its economic capital models, which may have a significant impact on the values of EC going forward.

The tables below provide ING Bank’s EC and RC by risk type and business line. Despite the tables display a slight increase compared to 2012, both are well below the total amounts of available capital of EUR 46,496 million. Details on the available capital can be found in the Capital Management paragraph, section ‘Capital Adequacy Assessment’.

The main changes in ING Bank’s economic capital and regulatory capital are:

•	Economic capital for credit risk increased in 2013, as model updates and deterioration of risk profiles more than offset a decrease of the book. Several methodological updates have been incorporated in the credit risk EC model, including the use of downturn LGDs, ING based correlations, capital for CVA and capital for ONCOA. Part of the updates were already reflected in the 2012 reporting via the EUR 4.2 billion add-on which now has been allocated over the business lines. The other part of the methodological updates is reflected in the EUR 6.4 billion add-on which is unallocated and therefore reported separately.

•	For market risk in all underlying risk areas, the reported EC numbers decreased mainly due to reduced outright risk exposures. This especially applies for the largest contributors: interest rate risk in the banking books and equity investments.

•	For operational risk, ING Bank obtained accreditation for the use of its enhanced Advanced Measurement Approach (AMA) in April 2013 and applied the model for regulatory reporting of capital requirements. The implementation of the upgraded model, which better reflects the risk profile of the business units, led to a slight decrease in reported RC.

Economic and Regulatory Capital (Bank diversified only) by risk type
	Economic Capital		Regulatory Capital
	2013	2012	2013	2012
Credit risk	18,009	11,875	19,074	18,684
Add-on credit risk	6,431	4,248
Market risk	4,729	6,326	704	772
Business risk	1,773	1,837
Operational risk	1,571	1,763	2,822	2,836

Total banking operations	32,513	26,049	22,600	22,292

Economic and Regulatory Capital (Bank diversified only) by business line combination
	Economic Capital		Regulatory Capital
	2013	2012	2013	2012
Commercial Banking	8,156	8,019	10,174	9,897
Retail Banking Benelux	5,242	4,155	7,015	5,679
Retail Banking International	6,091	6,518	5,155	6,028
Corporate Line Bank (1)	6,593	3,109	256	688
Unallocated	6,431	4,248

Total banking operations	32,513	26,049	22,600	22,292

(1)	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

Differences between RC and EC are mainly due to:

•	The EC figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories; while for RC no diversification is taken into account.

•	The credit risk EC is lower than RC due to the fact that EC is defined as ING’s own methodology for credit risk. It is the amount of capital that is needed at a minimum to cover for unexpected losses within a certain confidence level and a certain time horizon. Furthermore, credit risk EC includes transfer risk while RC does not;

•	The market risk EC is higher than the RC primarily due to the inclusion of the interest rate, equity real estate risk in banking books in EC. In RC, only market risk in trading books is in scope;

•	The EC figures include business risk, while RC does not;

•	The operational risk EC is lower than the RC mainly due to the application of inter-risk diversification, whilst RC does not encompass inter-risk diversification; and

•	A 99.95% confidence level is used for EC, while the confidence level is 99.9% for RC. This shows in all risk types, but more pronounced in risk types with fatter tails like operational risk.

ING Group Annual Report on Form 20-F 2013	F-170

Notes to the consolidated financial statements continued

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

ONGOING CHANGES IN THE REGULATORY ENVIRONMENT

After the turmoil in the financial markets and the consequent need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. This has resulted in more stringent regulations intended to avoid future crises in the financial system and taxpayers’ aid in the future.

To accomplish this, a new Basel accord (Basel III) was adopted in 2010 and consequently translated into regulation by the EU in the Capital Requirement Regulation (CRR) and a Capital Requirement Directive IV. The CRR is binding for all EU member states and became effective per 1 January 2014. The CRR/CRD IV directs all EU member states to implement certain components of Basel III in their own law, in the Netherlands in the Wet Financieel Toezicht (WFT). Main objectives are:

•	Better alignment of risk taking and loss absorbing capacity of financial institutions through a narrower definition of core Tier 1 and Tier 1 capital, back-stops on a bank’s leverage via a ratio that should become part of Pillar 1 of the Basel framework.

•	A reduction of ‘pro-cyclicality’ to avoid that banks would be required to increase their capital in difficult financial times when it is most scarce.

•	Additional capital requirements for counterparty credit risk.

•	Higher loss absorbency capacity and special resolution regimes for ‘systemically important banks’ (SIBs). ING Bank has been designated as a global SIB (G-SIB) by FSB and a domestic SIB (D-SIB) by DNB. In accordance with FSB requirements, ING Bank is required to disclose its ‘Indicators of global systemic importance’, which will be done in the course of 2014 via a separate document on ing.com.

•	Liquidity and funding requirements via the so-called Liquidity Coverage Ratio and the Net Stable Funding Ratio. The aim of the first metric is to monitor a bank’s capability to survive a short-term liquidity stress, where the latter aims to ensure that long term asset activities are similarly funded.

Separate from, but in line with the Basel III proposal, on a country level local regulators are becoming more stringent on the maximum credit risk bank subsidiaries and branches are allowed to have on their holding companies. In the absence of a supranational harmonisation this leads to so-called trapped pools of liquidity, i.e. excess liquidity in a country that cannot merely be transferred (unsecured) to a central treasury in another country.

The Basel III accord was originally intended to enter its first phase of implementation on 1 January 2013. In 2013, CRR/CRD IV was officially agreed upon, allowing for the application of the Regulation on 1 January 2014. The Directive will have to be transposed into national law and because of this a few months delay is envisaged. Like other banks, ING Bank participated in semi-annual Basel III monitoring exercises in order to prepare for the functioning of all Basel III elements. Significant management actions have been undertaken to adjust the business model and exposure to certain asset classes to better meet the new Basel III requirements for both the liquidity and capital. Examples include reducing short-term funding and shifting significant derivative settlement to central clearing parties. Although not all definitions and parameters of the CRR/CRD IV have been finalised, ING Bank has been making impact analyses of the proposed changes continuously. The overall impact of Basel III on ING Bank’s capital and liquidity ratios, even before management actions, is considered to be lower than for most peers. The key principles of Basel III have been included in both the solvency and liquidity risk appetite framework that are continuously monitored by senior management.

The strategy of the Bank focuses on effective balance sheet management in order to meet all the new requirements. The stricter capital requirements will be met by combining strong continued capital generation with RWA containment. To underpin this, ING Bank maintains a Basel III fully loaded Core Tier 1 ratio ambition of at least 10% and a Basel III Leverage Ratio ambition of at least 4%. To adhere to the new liquidity and funding requirements strong funds entrusted generation and increased long-term funding will be combined with reduced reliance on short-term professional funding and the transformation of the investment book into a liquidity portfolio.

Next to the implementation of these new requirements, ING Bank is preparing for the upcoming Banking Union whereby as part of the Single Supervisory Mechanism (SSM) prudential regulatory powers will be transferred from Eurozone national authorities to the European Central Bank (ECB). As a result, approximately 130 of the Eurozone’s largest banks will be directly supervised by the ECB from November 2014. In the opinion of ING the SSM constitutes an important first step in creating a European banking union. It will help to reduce the current inter-dependency between national governments and national banking systems, and at the same time will help restoring confidence and growth in the Eurozone and the wider European single market.

Before assuming its new responsibilities, the ECB conducts a comprehensive assessment of 130 Eurozone banks in collaboration with the European Banking Authority (EBA). The exercise comprises three complementary pillars:

•	Supervisory risk assessment, addressing key risks in the banks’ balance sheets, including liquidity, leverage and funding via quantitative and qualitative analysis based on backward and forward-looking information, including position in relation to peers.

•	The ECB Asset Quality Review (AQR) will consist of a wide ranging and thorough review of specific parts of the balance sheet, ensuring that credit exposures are sufficiently provisioned, collateral is appropriately valued and complex instruments and high-risk assets are sufficiently valued

•	Stress test, building on the AQR by providing a forward-looking view of banks’ shock-absorption capacity under stress. The EBA and the ECB will closely cooperate for defining the methodological as well as the procedural aspects of this EU-wide stress test.

F-171	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Although not everything is known on the ECB AQR and the EU-wide stress test in terms of set-up and scope, ING Bank is already preparing for this exercise. ING Bank gained experience with the Commercial Real Estate AQR organised by DNB that also focused on very granular data requests and with the series of EU-wide and other stress tests which have been included in ING Bank’s risk management framework.

Another important element of the regulatory reforms is the Bank Recovery and Resolution Directive (BRRD) which will enter into force on 1 January 2015. The aim of this directive is to make EU banks more resilient and to reduce the possibility of having bank bailed out using public money, The new rules provide authorities with the means to intervene decisively both before problems occur and early on in the process if they do. If, despite these preventive measures, the financial situation of a bank deteriorates beyond repair, the new law ensures that shareholders and creditors of the banks have to pay their share, reflected via the bail-in requirements which will enter into force on 1 January 2016. ING supports the bail-in rules as they are an important component of the new regulatory framework, aimed at reducing the possibility that tax payer money will be needed to bail-out institutions in future crises.

In response to the crisis ING Bank has set up an all-encompassing Recovery Plan to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength. Furthermore, ING Bank is diligently working towards providing information on the basis of which the Dutch Resolution Authorities will be able to develop a Resolution Plan.

In 2013, the Basel Committee published new requirements for effective risk data aggregation and risk reporting. The requirements aim to strengthen risk data aggregation and risk reporting practices at banks to improve their risk management practices. Banks indicated as global SIB – including ING Bank - are required to implement the Principles by 2016. As a first step of the implementation, ING performed a “stocktaking” self-assessment survey in 2013 that displays that ING Bank is on track of fulfilling these requirements. These new principles coincide with several projects and programs to strengthen risk data aggregation and risk reporting practices that were already underway before these new requirements were published.

For a further update on the ongoing changes in the regulatory environment, refer to the Financial and Regulatory Environment Chapter.

RISK DEVELOPMENTS IN 2013

Risk developments listed below are defined as the risks which may have potentially a significant impact on our business and difficult to quantify the impact on the organisation. They are triggered in general by unexpected events, and they may introduce volatility in earnings or impact ING’s long-term strategy. The sequence in which the top risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Liquidity risk

Funding and liquidity risk management remained in 2013 an important topic for senior management and the Asset and Liability Committee Bank. During the year further implementation steps were undertaken in implementing and finalising the funding and liquidity risk management framework, whilst working in parallel on new regulatory requirements which were published in 2013 by the BCBS, EC and EBA. External market developments improved in comparison with the previous year, but both in the Eurozone and globally economic developments are sluggish and at times still volatile. Therefore, market developments, regulatory developments and internal financial developments are closely monitored. Stress testing and measurement of early warning indicators are, among others, used to provide additional management information. In 2013 the funding and liquidity risk appetite statements were reviewed and updated. The appetite statement is set and allocated throughout ING Bank. In addition, funding and liquidity usage is steered by means of funds transfer pricing thus embedding funding and liquidity risk management in the total organisation.

The Bank improved its funding profile and ensured its liquidity position stayed within regulatory and internal targets. The full-year 2013 long term debt issuance totalled EUR 25.7 billion compared with EUR 33.1 billion issued in 2012. The issuance volume was lower due to a combination of an asset growth slowdown and increasing funds entrusted. As a result, ING Bank’s loan-to-deposit ratio, excluding securities that are recognised at amortised costs in loans and advances and excluding the IABF government receivable, improved in 2013 from 1.13 at 2012 year-end to 1.04, thereby already complying with ING’s 2015 Ambition of below 1.10.

Dutch mortgages

In 2013 the Dutch housing market remained fragile due to the economic downturn, however a cautious recovery was observed towards the end of the year. The stricter tax and acceptation rules seem to be accepted. The biggest change to the tax rules is that interest on new mortgages is only tax deductible if there is at least an annuity repayment schedule. The Dutch housing market is historically characterised by a housing shortage, high income tax with deductibility of interest on mortgages, and tax driven mortgage products.

Although the house prices decreased, the Dutch payment behaviour is good, reflected in a slightly elevated but still low percentage of non-performing loans (NPL) by the end of 2013. Given the significant amount of mortgages in our credit portfolio, ING Bank closely follows all developments related to the Dutch housing market and its mortgage portfolio.

Business lending Benelux

ING Bank’s Business Lending, defined as lending to corporates in the business line Retail Banking, is concentrated within the Benelux. The weak economic environment was reflected by increased risk costs and elevated percentage of non-performing loans. The Netherlands

ING Group Annual Report on Form 20-F 2013	F-172

Notes to the consolidated financial statements continued

showed increased non-performing loan amounts, which was mainly driven by the sectors transportation logistics and media. The non-performing loan amounts in Belgium and Luxembourg decreased slightly over 2013.

Real estate finance

Real Estate Finance (REF) is the ING Bank’s commercial real estate financer with a global portfolio. It is active in all the core real estate sectors: offices, retail, residential, industrial and logistics. REF financing policy is based on cash flow generating prime real estate portfolio, senior secured facilities, relatively low starting Loan-to-Value (LTV) and conservative covenant setting.

In 2013, the continued weak and challenging European commercial real estate markets were reflected in the risk costs and non-performing loans. Further, in 2013 DNB performed an Asset Quality Review for Commercial Real Estate (CRE) primarily focusing on relevant Income Producing Real Estate portfolios (IPRE) at ING Bank globally, including Private Banking. This project consisted of two phases with the first phase dedicated to processes and methodologies and the second phase concentrating on the appropriate level of both capital and provisioning. The second phase assessment was executed by DNB with assistance of BlackRock included data delivery of IPRE exposure of in total EUR 40 billion, of which The Netherlands, Spain and Italy were selected for detailed analysis. This selection totals EUR 24 billion of which the majority is managed by ING REF (approximately 77%).

Provisions and Pillar I capital levels for ING for the portfolios in scope are in line with the results of the Asset Quality Review CRE. In 2014, the ECB will also conduct an AQR for the total bank and the CRE portfolio will be included again.

Cybercrime

Cybercrime is an increasing threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks are increasing at a global scale. In April 2013 Dutch banks, including ING Bank were targeted by Distributed Denial of Service (DDoS) attacks which resulted in some noticeable unavailability of services.

Following the establishment of a Cybercrime Task Force in 2012, ING Bank has set up a Cybercrime Resilience Program in 2013 to structurally address the cybercrime threats. Within the programme, ING Bank has defined a wide range of measures, on top of existing IT security measures, to strengthen ING’s resilience against e-banking fraud, DDoS and targeted attacks (also called Advanced Persistent Threats). To monitor and to respond to cybercrime effectively across ING Bank, a permanent central CyberCrime Emergency Response Team has been established.

ING Bank is continuously working on strengthening its global cybercrime resilience including strengthened collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

CREDIT RISK

Introduction

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

In order to properly assess, monitor, and manage the credit risks over such a broad spectrum of products, industries, and geographies, Credit Risk Management (CRM) is organised both locally and centrally. The local risk management teams have knowledge of specific geographic markets and the products and their risk characteristics. The central risk team focuses on more global industries and customers. The central risk team is also responsible for setting the ING Bank credit risk policies and standards. The local and central credit risk teams strive to have a consistent risk appetite which is facilitated by a robust credit risk infrastructure that supports the entire credit lifecycle.

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

F-173	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

For the reconciliation between credit risk outstandings categories and financial assets we refer to the section ’Credit risk management classification’ as included in the chapter ‘Accounting policies for the consolidated annual accounts’

Governance

CRM within ING Bank belongs to the second line of defence (the front office being the first, internal audit the third) and aligns the credit risk taking with the strategic planning of ING Bank. It is responsible for reviewing and managing credit risk including environmental and social risk for all types of counterparties. CRM consists of line credit risk managers who are responsible for their business lines and manage specific portfolios and experts who support both the line credit risk manager as well as the business with tools like credit risk systems, policies, models and reporting. To ensure the independence of the risk function the CRM General Manager is functionally responsible for the global network of credit risk staff and the heads of the credit risk management functions for the business lines.

ING Bank’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of the top-down risk appetite framework, which sets concentration limits for countries, individual counterparties and counterparty groups and investment activities. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/reward guidelines and controls. To ensure a proper risk reward balance in our portfolios, the risk appetite framework is linked to the MTP budget process.

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

ING Group Annual Report on Form 20-F 2013	F-174

Notes to the consolidated financial statements continued

Within ING Bank, the ultimate authority to set the risk appetite and approve or decline credit proposals resides with the MBB. The MBB has further delegated authorities, based on amounts and tenors to lower levels of the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with support of the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by CRM and any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

Risk governance per business activity

There is a split between commercial banking and retail banking. In practice, CRM consists of the following units; Commercial Banking CRM (CB), Global Credit Restructuring (GCR), Credit Capitals and Retail Risk Management CRM (CC&RRM), Information Management Services (IMS) and Strategy and Business Management (S&BM).

Credit risks of commercial and retail banking are monitored by Commercial Banking CRM, Global Credit Restructuring and Retail Banking. These units are guided, instructed and supported by Credit Capitals, Information Management Services and Strategy & Business Management. Each head of the five units reports directly to the CCRM General Manager. As shown in the organisation chart, the CRM General Manager reports directly to CRO.

The CRM role encompasses the following activities:

•	Measures, monitors and manages the credit risks in the Bank’s portfolio

•	Challenges and approves new transactions or any changes to previously approved terms and conditions applicable to clients

•	Manages the levels of provisioning and risk costs, and advice on impairments

•	Provides consistent policies and systems and tools to manage the credit lifecycle of all credit risk taking activities.

A range of committees are in place at CRM level both at transactional and policy level. The Global Credit Committee for Transaction Approval (GCC(TA)) is the highest approval authority level within ING Bank (with the exception of MBB and ING Bank Supervisory Board), and is mandated to discuss and approve transactions entailing taking of credit risks. Next to that is the Global Credit Risk Committee Policy. GCC(P) is the highest level ING Bank body (with the exception of MBB), which is authorised to discuss and approve policies, methodologies and procedures related to credit risks within ING Bank. The Credit Risk Committee (CRC) is the next highest level ING Bank body, authorised to discuss and approve policies, methodologies and procedures related to Credit Risk within ING Bank. The Models Development Committee (MDC) serves as a technical advisor to CRC and is a planning body for future model development. The Credit Portfolio Committee is a committee advising Bank ALCO and GCC(P) on ING Credit Risk Appetite. CPC can also advise the MBB, GCC(P) or the Line of Business (LoB) to update the appetite for risk and/or to take specific actions on ING’s own assets. The ING Bank Provisioning Committee (IPC) is the sole Approval Authority that can approve Loan Loss Provisions (LLP) amounts for all ING Bank entities. The Group Impairment Committee (GIM) decides on the quarterly impairments. The IPC and GIM are executed in connection with the Finance department.

Commercial Banking

Commercial Banking manages the credit risk of the commercial banking activity i.e. the corporates, sovereigns and counterparties. There is a functional reporting line from the regional CB risk departments to CB CRM. There is a hierarchical reporting line from the risk departments Corporate & Structured Finance, Real Estate Finance, Counterparty & Investment and Real Estate & Other to CB CRM. Several reports are made regularly for monitoring and managing purposes. These reports are intensively discussed with the (regional) risk managers. RWA developments are monitored on portfolio level and per individual client during the month.

Commercial Banking has specific delegated mandates. The approval process for Issuer and Corporate Credit Risk is based on mandates for approval signatories, except for the GCC. Each mandate is further broken down into categories, each representing a different Delegated Authority in amounts. For Counterparties the approval authorities and committees consists of GCC, Counterparty Credit Committee (CPCC) and mandates on (sub) regional or (local) unit level.

F-175	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Retail risk

The Retail banking business line covers Retail Banking Benelux and Retail Banking International. There is a functional reporting line from the business units to the Retail Risk Management (RRM) department. The retail risk portfolio is defined as a group of homogeneous credit assets, where a set of policies and processes for approving high volumes of counterparties and transactions can be applied. Exposures are pooled and managed through a set of standard policies and procedures over its entire life cycle. Several reports are made regularly for monitoring and managing purposes. These reports are intensively discussed with the (regional) risk managers. RWA and other key credit risk metric developments are monitored on portfolio level during the month.

RRM has two specific delegated mandates: RRM has the mandate to re-allocate retail risk appetite statement boundaries between different segments. Secondly, RRM has the mandate to approve the annual update for the PD, LGD, and EAD parameters for the Basel II Standardised portfolio.

Global Credit Restructuring

Global Credit Restructuring is the dedicated and independent corporate department within CRM that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. Clients can be transferred to GCR from both Retail and Commercial Banking but are usually the larger customers and often it concerns clients from Commercial Banking. A more detailed description regarding the Regional Restructuring Units, GCR and its specific characteristics are shown in the credit quality chapter at the end of this section.

Risk culture

Apart from supporting and promoting ING’s Business Principles, CRM has identified a number of areas that helps establish and develop sound risk culture. Key areas where CRM puts its focus on are:

Risk awareness

Various activities are coordinated within CRM with the goal to update, inform and educate CRM employees and create awareness on factors that influence its activities e.g. Credit Risk Alerts address actual credit risk issues relevant to ING. The alerts are published on various ING intranet portals and distributed by email. Credit risk academies where senior leaders and financial specialists address topics ranging from local unit developments to specific credit risk related strategies are held on a regular basis. Short term assignments within risk and finance are promoted to allow experienced employees to heighten their risk awareness.

Engagement

CRM, as a Top Employer, finds it is important to engage staff, and link with society. CRM organises annually a strategy project in which a large deal of interaction between (senior) manager and employees takes place. Regular town hall meetings are organised which bring employees and senior management closer. Topics usually include a reflection on the quarterly results of ING but also touch upon HR, ethics, compliance and other subjects. Also, CRM whole heartedly embraces the Winning Performance Culture scan, in which the employee satisfaction is measured and monitored. CRM also promotes support of charity funds like Chances for Children

Integrity

Specific training on “good banker-ship” is obligatory. These courses, approximately three per year are known as the Personal Integrity Programme. Each CRM employee, senior managers included, needs to pass these courses within defined time frames. For specific roles within CRM, the Insider regulation applies. Those employees are obliged to adhere to certain rulings in trading in shares and confidentially restrictions. All new CCRM staff must attend an ORM/Compliance introduction workshop. Results and involvement are monitored and a quarterly update is provided to the management team in the ORM/Compliance Quarterly Report.

Communication

New methods to improve communication are regularly created and implemented. For example, a network of news brokers has been established. These are dedicated employees, who are kept informed of activities and changes within CRM and are responsible for informing their teams. Additionally they provide bottom up information and carry information from the teams back to the management team. CRM also has its own dedicated intranet site, providing Credit Risk Alerts and the Policy House.

ING Group Annual Report on Form 20-F 2013	F-176

Notes to the consolidated financial statements continued

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

F-177	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Single name and sector concentration

ING Bank has established the concentration risk framework in order to identify, measure monitor concentrations at country, portfolio and/ or counterparty level. It consists of single name concentration i.e. losses due to the unexpected default of a single counterparty. Sector concentration (systemic risk): substantial increase of the ING Bank risk profile (expressed in increased risk weighted assets) due to the joint deterioration of a group of correlated counterparty/transactions, sensitive to the same external (macro-economic) factor(s) related to their geographic location, exposure class or industry. The LGD of a single name concentration is measured against a maximum LGD amount. Country concentrations are also managed and monitored via the Country Risk Framework. Every country where ING has exposure has a country limit which is reviewed monthly and updated quarterly. When exposure reaches 90% of the limit level, a review process is initiated. The Country Limit is a function of various factors including amount of capital consumption, GDP of the country, internal rating, and amount of funds entrusted generated.

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

ING Bank performs periodical stress tests based on a standardised and pre-determined 1-in-10 year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and EC are recalculated to assess what the combined impact of such a year would be. The additional Credit RWA that ING should allocate in such an event is named Credit RWA-at-Risk. These stress test results are submitted to CPC on a periodical basis, in which the results are explained and discussed. If needed actions are formulated.

Next to the periodical pre-determined stress test related to Credit RWA-at-Risk, CRM performs ad-hoc stress tests based on severe but plausible scenarios. These stress tests can be for internal purposes or at the request of the regulators and are input for future credit risk appetite setting. Stress testing is used as an additional safety net within CRM. Through stress tests the impact of severe but plausible downturn scenarios are determined, which might not be captured in the regular rating models (Probability of Default, Loss Given Default and Exposure at Default). Therefore, next to the Pillar 1 and Pillar 2 capital calculations, based on the results of various stress test, ING Bank ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

Product approvals

Across ING Bank the product approval and review process ensures effective management of risks associated with products. It ensures that sound due diligence is performed by relevant stakeholders to ensure that risks (credit, operational, legal etc.) are mitigated.

Risk programs

Within ING we distinguish between risk programs for retail banking and risk programs for commercial banking business.

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

A risk appetite statement in the context of a retail risk portfolio program is a pre-defined set of minimum performance criteria.

The Commercial banking risk program is a detailed analysis of a defined product and/or industry that identifies the major risk drivers and mitigants, the internal business mandate, and proposes the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit - to undertake that business. A risk program is always prepared by the front office responsible for the internal business mandate and requires an approval from the Global Credit Committee (unless specifically delegated to a region).

Reference benchmarks

A reference benchmark defines the appetite for credit risk per obligor or related group of obligor’s counterparty group. It is expressed as an EAD Exposure at the concentration risk level, which corresponds to a (maximum) internal capital consumption for credit risk. It is used as a reference amount tool in the credit approval process and can be waived on the basis of proper arguments but requires consent from a higher approval authority.

ING Group Annual Report on Form 20-F 2013	F-178

Notes to the consolidated financial statements continued

Credit approval process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of counterparty (corporate, banks/financial institution, structured products clients) there is a separate process. The line credit risk managers are organised along the business lines of ING Bank and are specialised in the relevant area of expertise. The credit approval process is supported by, amongst others, a credit approval system which ensures consistency and completeness; a risk rating (PD) system which contains all the risk rating models to ensure a proper rating is given to a counterparty and a limit and exposure monitoring system which subsequently feeds into the credit approval system. The rating model is used to indicate a counterparty’s creditworthiness, and to determine the maximum risk appetite that ING Bank may have for a given type of counterparty (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) also depends on the risk rating. ING Bank has a rating system with in total 22 grades (1=highest rating; 22=lowest rating) and are split in the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Problem Loan grade (Risk Rating 18-22);

•	Restructuring (Risk Rating 18-19);

•	Default (Risk Rating 20-22).

Credit risk capital and measurement

Credit risk capital

Regulatory Capital is a law based prudent measure defined by regulators and serves as the minimum amount of Tier 1, Tier 2 and supplementary capital required to absorb for unexpected losses. RC is the minimum amount of capital (based on 99.90% confidence level) that ING Bank must hold from a regulatory perspective as a cushion to be able to survive large unexpected losses.

RWA comparison

Comparison of RWA and risk weights across institutions is inherently challenging. Differences in RWA among banks have been classified by BIS in 3 categories:

1.	Risk based drivers that stem from the differences in underlying risk at the exposure/ portfolio level and in business models/strategies including asset class mix.

2.	Practice-based drivers including approaches to risk management and risk measurement

3.	Regulating environment such as supervisory practices, implementing laws and regulations including national discretion and accounting standards.

For further analyses of the ING RWA density compared with the BIS study, we refer to the Pillar 3 section.

The European Banking Authority (EBA) published an analysis in December 2013, containing an RWA breakdown of the investigated 60 banks from 12 different countries in Europe(1). The sample period of this study is 2012. In the below table, we have compared the breakdown of the RWA of the peers with ING Bank for the same period and for 2013.

RWA breakdown comparison with EBA Study Group (1)
			SA	AIRB	AIRB composition
					Sovereigns	Institutions	Corporate	Retail	Total
ING exposure classes	2013		11.5%	88.5%	3.5%	9.7%	51.8%	35.0%	100.0%
	2012	(2)	14.8%	85.2%	1.6%	11.3%	52.6%	35.0%	100.0%
EBA Study Group	2012		29.0%	71.0%	3.0%	8.0%	61.0%	28.0%	100.0%

(¹)	‘Report on the pro-cyclicality of capital requirements under the Internal Ratings Based Approach’, EBA - 17 December 2013
(²)	For comparison purposes, we have aligned the 2012 exposure class structure for corporate and institutions with 2013.

This table illustrates that ING has a significantly higher percentage of its portfolio covered by Advanced Internal Rating Based (AIRB) models compared to the European peers. DNB requires Dutch banks to have a minimum of 85% of RWA covered by AIRB models before allowing AIRB applicability. In general, capital calculated with AIRB has a lower risk weight than using the Standardised Approach (SA). This Supervisory Practice has an influence on the comparability of RWA across institutions.

From the table, it is also clear that ING has relatively less exposure in the Corporate exposure class than European peers and consequently higher exposure in other classes especially mortgages. Within ING, the Corporate exposure class has by far the highest risk weight. Therefore, it would be expected that ING has a lower blended risk weight than European peers all other elements being equal. This Business Mix element has an influence on the comparability of RWA across institutions.

For further analyses of the ING RWA density, compared to its European peers, we refer to the Pillar 3 section.

Risk based drivers

ING Bank portfolio is heavily dominated by secured lending especially in the areas of residential mortgages, structured finance, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA. Another key element of the ING business model is the focus on retail exposures collateralised by residential property. ING’s retail portfolio is mainly comprised of residential mortgages. The regulatory formula for this exposure class tends to result in the lowest RWA, all other factors being equal.

F-179	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Practice based drivers

ING Bank tries to have an ‘early in early out’ approach to troubled exposures. This means that ING has a very conservative default definition. This will have a direct impact on the level of RWA. In addition to an impact on RWA, the conservative default definition implies that approximately half of corporate customers classified as non-performing are not in excess of 90 days in either interest or principal. For non-retail customers, ING uses a borrower rating which means that a customer will only have one PD regardless of the type(s) of transactions done with ING Bank. This also means that if one facility is in default, usually all facilities of the client are in default. ING Bank generally does not use a ‘quarantine’ period for defaulters. Once a customer is deemed to be performing, a non-default PD will be given to the borrower.

Regulatory environment

ING Bank is regulated by many host supervisors; however the primary regulating entity is DNB. Several strict interpretations of the Basel Accord are enforced by DNB including the requirement to have at least 85% of the portfolio qualify as AIRB before allowing AIRB implementation. This prevents arbitrage between the different Basel approaches. DNB also has a strict ‘significant change’ policy that requires all changes to the Basel measurement above a threshold to be reviewed and approved by DNB.

Risk based drivers, practice based drivers and regulatory environment can have a substantial impact on the regulatory capital/ RWA of a financial institution. These factors make it challenging to compare capital levels across banks. ING Bank continues to work with industry groups including EDTF to improve the transparent reporting of our capital calculations.

Economic capital reflects ING Bank’s own view on credit risk, which allows it to be used in decision making processes at transaction level, counterparty level and (sub) portfolio levels. Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. EC is the minimum amount of capital required to cover for unexpected losses within a 99.95% confidence level and a 12 months’ time horizon. It is used throughout ING Bank in the decision making process (mainly commercial banking), in risk adjusted counterparty and portfolio profitability measurement tools (commercial banking and retail), in investment and divestment decisions, in the country risk framework and in concentration risk management such as risk appetite statements (RAS) and the systemic risk reports (sector concentration report).

EC is an important ingredient for the Risk Adjusted Return On Capital (RAROC) ratio. RAROC is a risk adjusted profitability measure over economic capital and supports transaction decision-making processes (for example through the ING Bank loan pricer tool). RAROC allows measuring the risk adjusted return of different products and structures within different parts of the organisation along one and the same yardstick. Next to the Pillar 2-based RAROC, within Commercial Banking, a Pillar 1 ‘sanity check’ is performed on transaction level. This sanity check is a ‘margin over Credit RWA’ ratio, which should exceed a pre-determined level (hurdle).

An important characteristic of the CCRM infrastructure and framework is that models are built for several purposes, including EC, RC and loan loss provision. These rating models are broadly used throughout the ING Bank organisation which is therefore compliant with the Basel Use Test requirement and ensures active feedback on the risk parameters by business units.

The short overview below shows the main differences between RC and EC, within ING Bank.

Conceptual differences between Regulatory Capital and Economic Capital
Regulatory Capital	Economic capital
For portfolios which are reported on SA, the CRR/CRD IV compliant look-up tables are used to determine risk weights.	EC for SA portfolios is calculated by means of unexpected loss formula which is based on the corresponding PD, DLGD and EAD inputs. DLGD values used are obtained by applying a 125% downturn adjustment factor to economic LGD values.

The 1.06 Basel 2 scaling-factor is used.	No 1.06 Basel 2 scaling-factor is used.

Regulatory LGD values including potential downturn adjustment are used.	Regulatory LGD values including potential downturn adjustment are used.

For non-Sovereign exposures the PD values are floored at 3 BPS.	Use of non-floored economic PD.

For Securitisations the risk weights are determined by applying the CRR/ CRD IV complaint external rating based look-up tables. For Mont Blanc exposures the Internal Assessment Approach is used.	EC for securitisations is calculated with the Corporates Basel 2 approach (based on internal PD, EAD, DLGD values and remaining maturity).

Under AIRB, for tenors shorter than one year, only those exposures that are on the DNB approved “short term exposure exemption list” the actual remaining maturity is used, all other exposures are floored at one year.	For short tenor exposures, the actual tenor is used and for exposures shorter than 1 year the effective PD (and not the 1 year PD) is used. For lending products to clients rated 11 or worse, 1 year PD is used.

Regulatory EAD is employed for all exposures.	Economic EAD is employed instead of regulatory EAD for all exposures except for FM products for which regulatory EAD is used (as well as downturn LGD).

The CRR/CRD IV based confidence level of 99.90% is used.	Linked to Risk Appetite, a confidence level of 99.95% is used.

CRR/CRD IV compliant correlations are used. The Increased Correlations for FI’s will be applied in 2014.	Use of correlations based on Basel formula, scaled up with the 2012 MKMV output per exposure class and country with current concentrations taken into account.

In 2013 CVA Capital Charge is not added to Regulatory Capital for credit risk, in 2014 ING Bank will allocate CVA Capital Charge based on the Standardised Approach.	CVA risk is taken into account as calculated under Pillar 1, and already in scope in 2013.

In the Solvency Report Other non-credit obligation assets (ONCOA) is included.	Credit risk related ONCOA items are included.

ING Group Annual Report on Form 20-F 2013	F-180

Notes to the consolidated financial statements continued

EC is calculated using the economic values of rating models (PD, EAD and LGD). In line with regulatory requirements, so-called ‘significant changes’ to these rating models are communicated to the regulator for approval. Significant changes relate to the impact on Credit RWA (Pillar 1) or to the significance (size) of the model for the ING Bank portfolio.

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

Advanced Internal Rating Based Approach

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

Securitisations

ING Bank has implemented the AIRB approach for credit risk. As a consequence, ING Bank uses the Rating Based Approach (RBA) for investments in tranches of ABS and mortgage-backed securities (MBS) which have been rated by external rating agencies. Rating agencies which are used by ING Bank under the RBA include: Standard & Poor’s, Fitch, Moody’s and DBRS.

Under the RBA, the RWA are determined by multiplying the amount of the exposure by the appropriate regulatory risk weights, which depend on:

•	The external rating or an available inferred rating;

•	The seniority of the position; and

•	The granularity of the position.

ING Bank uses the Internal Assessment Approach for the support facilities it provides to Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp., based on externally published rating agency methodologies.

F-181	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Pre-Settlement measurement models.

For regulatory capital the Pre-Settlement (PS) exposure is calculated using a Marked-to-Market (MtM) plus regulatory-based add-on tables. For internal capital purposes ING Bank uses two methodologies to calculate its PS exposures. Ideally, all parts of ING Bank would apply identical methodologies at all times. However, it is recognised that the ability to implement risk measurement methodologies is highly dependent on systems capabilities, and in certain cases the benefits of implementing a methodology may not be justified by the costs. Therefore more than one methodology is presently in use at ING Bank.

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

The figure below provides a high level summary of the application of model outcomes (PD, EAD and LGD).

ING Group Annual Report on Form 20-F 2013	F-182

Notes to the consolidated financial statements continued

Credit risk model governance

All PD, EAD and LGD models are built according to the ING Bank internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Validation (MV) the Credit Risk Committee (CRC) approves the models. For certain local models, the approval authority is delegated by the CRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the DNB in a quarterly report. In addition, MV validates each model on an annual basis. During such periodical validation the model performance is analysed via amongst others backtesting. Most of the credit models reviewed by MV show a conservative observed performance compared to predicted levels.

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in the CRD, the DNB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments, including countries.

ING Bank’s PD rating models are based on a 1-22 scale (“Master Scale”), which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s (S&P) and Fitch. For example, an ING Bank rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING Bank rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

To reflect a more accurate risk measurement of the PD values of the low default portfolios, the Master Scale (which consists of S&P default history) was updated in 2013.

Risk ratings for performing loans (1-19) are calculated in ING Bank IT systems with internally developed models based on data either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a clearly defined rating appeal process. Risk ratings for non-performing loans (20-22) are set on the basis of an approved subjective methodology by the global or regional restructuring unit. For securitisation portfolios, the external ratings of the tranche in which ING Bank has invested are leading.

Risk ratings assigned to counterparties are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored. Over 95% of ING Bank’s credit risks have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Basel II ratings exceeds 99% coverage by exposure. Some of these models are universal in nature, such as models for large corporates, commercial banks, insurance companies, central governments, local governments, funds, fund managers, project finance, and leveraged companies. While other models are more regional or country specific, such as PD models for SME companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

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

Exposure classes

The Basel II Accord has developed the concept of ‘Exposure Classes’. These are essentially groupings of credit risks associated with a common counterparty type or product type. For the AIRB Approach, most of the exposure classes have subcategories. ING Bank has applied the following definitions to determine exposure classes:

•	Sovereigns include Sovereign Government entities, Central Banks and Basel II recognised Local / Regional Authorities as well as Supranational Organisations;

•	Institutions include all Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

•	Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

•	Residential Mortgages include all mortgage loans for residential properties that are not part of a securitisation; and

•	Retail Other includes all other credit obligations related to Retail SMEs, such as partnerships, one-man businesses and private individuals, such as consumer loans, car loans and credit cards.

•	Securitisations include securitisation programs for which ING Bank acts as an investor, sponsor or originator.

F-183	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Under these exposure class definitions, it is possible for a private individual to be included under both residential mortgages and retail other. ING Bank is continuously reviewing its allocation of clients within exposure classes to ensure a best fit to the definition. There is some overlap between Institutions and Corporates which is a matter for interpretation. Several clients have been moved from Corporates to Institutions in 2013. This did not have any impact on capital calculations but provides better comparability across firms.

The Pillar 3 disclosure provides detail of the ING portfolio classified by these Exposure Classes. This should be helpful for comparison with other AIRB banks. However, ING Bank does not manage its portfolio according to these exposure classes but based more on geography, customer segment, industry, and product. Therefore, additional portfolio breakdowns are also provided in Pillar 3 that reflects these management classifications of the portfolio.

The portfolio breakdown of ING bank per exposure class and per risk category, based on Exposure at Default is as follows:

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2013 (1)	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.8%	0.0%	7.3%	0.4%	1.2%	0.1%	0.5%	0.0%	11.8%	0.5%	12.3%
Institutions	4.3%	0.2%	3.5%	0.0%	1.6%	0.1%	3.7%	0.1%	13.1%	0.4%	13.5%
Corporate	26.2%	1.4%	0.2%	0.0%	0.1%		0.9%	0.0%	27.4%	1.4%	28.8%
Residential mortgages	37.2%	0.8%							37.2%	0.8%	38.0%
Other retail	4.7%	1.4%	0.0%				0.0%	0.0%	4.7%	1.4%	6.1%
Securitisation	0.3%		1.0%				0.0%		1.3%		1.3%

Total (ALL)	75.5%	3.8%	12.0%	0.4%	2.9%	0.2%	5.1%	0.1%	95.5%	4.5%	100.0%

(1)	Anticipating the further legal and factual unwinding of the ING Group, NN Group and ING Bank structure, the 2013 figures shown in the Credit Risk section are including loans to ING Group and NN Group, which were previously excluded, being “intercompany loans”, unless stated otherwise

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2012 (1)	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.6%	0.0%	6.3%	0.4%	1.2%	0.1%	0.4%		10.5%	0.5%	11.0%
Institutions	4.0%	0.2%	4.0%	0.0%	1.7%	0.1%	3.8%	0.0%	13.5%	0.3%	13.8%
Corporate	26.9%	1.5%	0.2%	0.0%	0.1%		1.2%	0.0%	28.4%	1.5%	29.9%
Residential mortgages	36.3%	1.6%							36.3%	1.6%	37.9%
Other retail	4.5%	1.4%	0.0%	0.0%			0.0%	0.0%	4.5%	1.4%	5.9%
Securitisation	0.2%		1.3%				0.0%		1.5%		1.5%

Total (ALL)	74.5%	4.7%	11.8%	0.4%	3.0%	0.2%	5.4%	0.0%	94.7%	5.3%	100.0%

(1)	For comparison purposes, we have aligned the 2012 exposure class structure for corporate and institutions with 2013.

Corporate and Residential Mortgages comprise over 66% (2012: 70%) of ING Banks’ total portfolio. In 2013 the total Corporate exposure declined, driven by a continued disintermediation and a lack of investment by corporates. The investment portfolio is mainly concentrated in the exposure class Central Governments and Central Banks and is transitioning to largely a liquidity portfolio to support liabilities as required under new regulatory regime.

Models used for exposure classes

ING Bank has developed PD, EAD and LGD models for Commercial Banking and Retail Banking portfolios. PD, EAD and LGD models are subject to CRC (or in some delegated cases: MDC) approval and changes which significantly impact the results require approval from the regulator before implementation. By nature, the above described exposure classes have different, specific characteristics. To capture these specific characteristics and to have suitable valuations and analyses in place, CRM is continuously updating and developing models within each exposure class. In total, CRM makes use of more than 100 different internal models, which have the following features:

•	PD models: Probability of Default estimates the likelihood that a borrower defaults within a given time period based on an assessment of borrower specific information (e.g. financial information and qualitative information), payment behaviour and product related information. For the exposure classes Governments, Institutions and Corporates, with the exception of small and medium-sized entities, the models are mostly expert based scorecards based upon an assessment of borrower specific information. The small and medium-sized entities, Residential Mortgages and Retail models are country specific and are developed statistically or as a hybrid.

•

EAD models: Exposure at Default is the expected amount of ING’s exposure to a customer or counterpart at the time of default. Usually, this amount is higher than the amount of current outstanding. The EAD is facility-specific. EAD models estimate the expected amount of ING’s exposure to a borrower at the time of default based upon the current exposure and current limit. The methodology for EAD models divides the products into revolving and non-revolving products. Depending on the relationship between the limit and exposure at the moment of observation different calculations apply. A separate dimension is required for off-balance sheet exposures to estimate the fraction of off-balance sheet exposure that will be converted to an on-balance sheet exposure in the event of default. Important factors that determine the outcome of the EAD models are related to the portion of the unutilised amount of the limit that is expected to be utilised at the time of default and a factor that translates the (notional) exposure at default into a cash equivalent and is only relevant for off-balance sheet products. The models also make use of a factor that measures unauthorised excess, i.e. drawings

ING Group Annual Report on Form 20-F 2013	F-184

Notes to the consolidated financial statements continued

beyond the approved Facility Limit, if any. In addition to product type, EAD is also influenced by the approach to risk management. ING Bank has a pro-active risk management approach with active Watch list management that can influence EAD.

•	LGD models: Loss Given Default is the measure of anticipated economic losses in a given Event of Default, taking into account the time value of money and includes both direct as well as indirect costs. LGD is facility-specific and expressed as a percentage of the EAD. LGD is largely a function of default scenarios, collateral, and guarantees obtained. Unsecured facilities typically have much higher anticipated loss ratios than secured facilities.

ING distinguishes four types of post default scenarios:

•	No Loss – Cure: the Borrower pays all overdue amounts (to the extend ING Bank is legally entitled to) and the asset becomes non-defaulted again. ING Bank does not experience any loss in the process. The relationship is not terminated. The borrower returns back to performing.

•	No Loss – Exit without loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure or the Borrower fully repays. Thereafter the relationship is terminated. ING Bank does not experience any loss in the process.

•	Loss – Exit with loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure. Thereafter the relationship is terminated. ING Bank suffers loss in the process.

•	Loss – Distressed Restructuring: ING Bank restructures the loan agreement so as to recover the exposure after allowing some discount. The relationship with the borrower continues after the restructuring. ING Bank suffers some loss in the process.

Changes in 2013 to credit risk models

The credit risk models are updated on a regular basis by taking into account more recent data, regulatory requirements and MV recommendations. In 2013 model changes have been implemented to various important AIRB models across all exposure classes leading to an increase in RWA of EUR 9.1 billion of which the major changes are:

•	Governments: A new EAD model not only applicable to Governments, but also to Institutions and Corporates (excluding small and medium-sized entities) was implemented. Besides that new LGD models were implemented for the Central and Local Government portfolio. These changes lead to a net increase in RWA.

•	Institutions: The main model change was the new EAD model leading to a decrease in RWA.

•	Corporates: A new LGD model and EAD model was implemented for the Corporates Large portfolio leading to a decrease in RWA. The Commercial Property Finance portfolio had an update in the PD and LGD models creating a RWA increase. For the Small and Medium Sized entities updates have taken place in the Netherlands PD and LGD models, in the Belgium LGD model and in the Central Eastern Europe PD, LGD and EAD models, leading to an increase in RWA.

•	Residential Mortgages: The PD and LGD models for the Dutch Mortgages portfolio have been updated to better reflect current market circumstances, leading to an increase in RWA.

•	Retail Other: Main changes were to Private Individuals Belgium PD model and NL Unsecured PD, EAD and LGD models. The several model changes had plus and minus effects which on a net basis were not significant.

For further details regarding model changes and the subsequent RWA migration in 2013 we refer to the chapter ‘Risk Weighted Migration Analysis’ in the Pillar 3 section.

Securitisations

ING Bank primarily plays three roles in its exposure to securitisations programs which are:

ING Bank as Investor

ING Direct had been the primary investor in securitisation transactions within ING Bank. Its core strategy was gathering customer deposits and providing lending products to its retail customers. The savings product is typically the first product to be launched in a country followed by mortgages and other retail products (current accounts, unsecured loans, credit cards etc.). The difference between retail liabilities and own originated retail assets is invested in high quality bonds and when appropriate in certain internal assets originated by other ING Bank entities. The ING Bank strategy has evolved to create more universal banks from the retail operations. In addition, the regulatory requirements for liquidity have become clarified over the last couple of years which decreases the attractiveness of securitisations as a form of liquid buffer. Therefore, ING Bank has greatly reduced its securitisation portfolio over the last years and the remaining portfolio is likely to run-off without replacement.

ING Bank as Originator

ING Bank occasionally originated own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. However, for a securitisation transaction to be recognised as for RWA reduction, risk transfer alone may be insufficient due to the increasing impact of the maturity mismatch formula. As a consequence, the RWA of the retained tranches for one of the transactions would be higher than the total RWA of the underlying pool before securitisation. In such cases the RWA calculation for the transaction is performed as if it was not securitised. ING Bank had done a very limited number of transactions as Originator. These have all expired, been unwound, or will likely be unwound shortly.

F-185	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Credit risk systems and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING Bank is accomplished through promotion of single, common credit risk data standards and the integration into common credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop the credit risk tools centrally. Corporate Credit Risk Management (CCRM) together with the Bank wide Customer Domain (BCD) jointly designs and operates the tools, the process and the environment while the ING units (the users) provide the data input and various other ING departments and/or external regulators provide the rules, policies, and methodology embedded in the various tools.

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

ING Group Annual Report on Form 20-F 2013	F-186

Notes to the consolidated financial statements continued

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

•	Credit risk data warehouse covering ING Bank credit risk exposure;

•	Calculation engine: Vortex calculates country risk, large exposure, exceptions, average limit/outstanding, provisions, economic capital and regulatory capital;

•	Provide reports at a transactional, organisational, counterparty, department or ING Bank entity level.

The three main purposes of Vortex;

•	Analysis for decision makers;

•	Compliance: Vortex is compliant and meets the requirements set by the regulators;

•	Disclosure: Vortex delivers reports to regulators, external rating agencies and investor relations.

Integrated credit process environment (STARpro)

STARpro is an integrated suite of applications, which manages various workflow processes related to counterparty on-boarding for most of the commercial and business banking activities. STARpro is actually a series of interrelated functions that are required to seek approval, such as:

•	Financial statements import and projection analysis;

•	Establishing and appealing risk ratings;

•	Customer due diligence (CDD) Risk Level determination;

•	MiFID classification determination;

•	Environment and social responsibility reviews

•	Determining loan pricing;

•	Seeking credit risk approval (the analysis);

•	Administration of (standardised) documentation;

•	Problem loan management and determining the level of ISFA provisions;

•	Document management (an electronic library);

•	Research reports from external rating agencies (S&P, Fitch, Moody’s, and Graydon) as well as internal equity research;

•	STARpro automatically receives organisation data from GRID and exposure information from Vortex.

F-187	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The financial statements module provides the user with the ability not only to register a company’s financial statements in a common (IFRS-EU based) format, but also to project the company’s future financial position as a result of the transactions contemplated. This allows the common view on the company’s financial status to be communicated throughout ING and to form a consistent basis on decision making processes relying on financial information. This data is then aggregated and presented on the (read-only) browser-based Financial Statements component of STARpro.

Financial Statements data is automatically forwarded to Risk Rater, where it is incorporated into one of the various probabilities of default rating models. Risk Rater contains two kinds of rating models:

•	Automated, whereby the data for a large number of counterparties is automatically processed from the source systems on a periodic (usually monthly) basis to determine new risk ratings; and

•	Manual ratings, which are calculated on an individual basis and where the user is required to also answer additional qualitative questions in order to create a rating.

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

The Approval Package module supports the credit approval process by automating the creation and management of credit application documents and routing them to reviewers and approvers. Approval Package is the tool that collects the data from all of the other modules (including data received from other STARpro modules and all exposure data from Vortex), in order to put together the credit application package. For annual reviews, the user is required to check the existing data (sourced from their local tools via Vortex), and make any requested changes. For new deals, the user (usually an account manager) inputs the entire deal structure (using local source system codes) directly into Approval Package. The tool then has a workflow function to guide the credit application through the credit approval process. The Problem Loans module is used to create provisions for organisations where the rating is set to 20, 21 or 22 and the outstanding is equal or bigger than the threshold (in general 1 million Euro, in individual cases or for certain units, the threshold could be lower). It also records detailed information on organisations in default. In addition the Problem Loan tool supports the non-performing loan provisioning process by automating the creation of problem loan applications and routing provisioning proposals to designated reviewers and approvers. It also provides a centralised ING Bank-wide repository for problem loan applications. All relevant policies, regulations and methodologies are as much incorporated in the systems as possible, providing an integrated approach.

Credit risk reporting

Credit risk reporting is an important element of credit risk management. Regulators and ING Bank’s management increasingly recognise the value of risk-reporting systems and accessibility of data to monitor trends as well as to keep consistency and credibility in published data. A dedicated credit risk reporting department addresses various reporting requirements as well as key reporting principles.

Role of reporting department

The credit risk reporting department contributes in the following ways to CRM:

•	Provides periodic overviews of credit capital, migration of risk weighted assets, concentration overviews by industry/sector/counterparty names required or requested by the DNB and other European regulators;

•	Participate in the various exercises/simulations conducted by regulators and other policy-makers by being transparent in the data and analysis shared, to allow useful results and work towards more stable and efficient financial markets;

•	Provides senior management and other risk departments an insight showing trends and quantitative as well as qualitative analysis in significant risk areas within ING Bank in a comprehensive and simplified manner to facilitate informed decision-making;

•	Addresses ad-hoc requests from regulators, analysts and rating agencies and other external stakeholders which are driven by current market events impacting specific regions, portfolios or counterparties; and

•	Serves as a control function by analysing various portfolios and comparing them to certain risk policies. In addition, significant monthly portfolio changes are analysed and reviewed.

Reporting principles

The Basel Committee published in January 2013 new “Principles for Effective Data Aggregation and Risk Reporting” which outline 11 key principles that global SIBs have to implement by 2016. As a first step of the implementation, ING performed a “stocktaking” self-assessment survey in 2013. Based on this survey Credit Risk Reporting can rate itself satisfactory on all principles, including their key principles: Accuracy, Timelines, Completeness, Adaptability and Auditability. Nonetheless, gaps have been identified in certain sub-portfolios and actions are being planned to further improve the credit information technology and reporting.

ING Group Annual Report on Form 20-F 2013	F-188

Notes to the consolidated financial statements continued

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

Risk classes ING Bank portfolio, as % of total outstandings (1)
		Commercial Banking		Retail Banking Benelux		Retail Banking International (2)		Corporate Line		Total ING Bank
		2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
1	(AAA)	1.9%	2.9%		0.0%	8.5%	7.6%	5.0%	0.8%	3.2%	3.3%
2–4	(AA)	14.2%	12.6%	5.4%	5.1%	16.6%	16.0%	60.3%	80.5%	12.6%	12.5%
5–7	(A)	23.0%	19.3%	4.1%	5.8%	21.6%	21.2%	16.5%	9.0%	16.1%	15.0%
8–10	(BBB)	26.6%	25.5%	34.4%	42.6%	27.9%	26.7%	5.7%	0.8%	29.3%	31.1%
11–13	(BB)	22.6%	25.4%	41.5%	34.6%	18.8%	20.9%	12.3%	0.2%	27.7%	26.7%
14–16	(B)	6.6%	8.9%	8.2%	6.2%	4.6%	5.5%		0.4%	6.5%	6.8%
17–22	(CCC & Problem Grade)	5.1%	5.4%	6.4%	5.7%	2.0%	2.1%	0.2%	8.3%	4.6%	4.6%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

The shift in Retail Banking Benelux from rating class BBB to BB, was the result of the reflection of the economic environment in the ING Dutch mortgage models, leading to a somewhat weaker, but more accurate rating. The increase in Commercial Banking in rating group A, was particularly the result of increased outstandings to Central Counterparties, which particularly have a low PD and good risk rating.

Credit risk types

Within the Lending portfolio, by nature the largest risk category with 77% share (2012: 78%) of the total ING Bank portfolio, the decrease in rating class BBB, was the main cause of the decrease of ING Banks’ total portfolio. This was the result of transferring Residential Mortgages from WestlandUtrecht Bank to NN Group and moreover, due to the reflection of the economic environment into in our Dutch mortgages models, as described above. The investment portfolio was further wound down, impacted especially by the remainder of the Illiquid Asset Back-up Facility in the CCC & Problem Grade rating class being terminated. This portfolio is transitioning to a largely liquidity portfolio to support liabilities as required under new regulatory regime. Given the short-term nature of Money Market deposits, large changes can occur quickly. Other than local regulatory requirements in certain units, Money Market postings tend to be with central banks and other highly rated financial institutions.

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings (1)
		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
1	(AAA)	1.2%	1.4%	12.1%	12.9%	23.2%	9.8%	1.2%	3.5%	3.2%	3.3%
2–4	(AA)	6.2%	6.3%	48.3%	45.3%	27.1%	35.5%	9.8%	11.0%	12.6%	12.5%
5–7	(A)	11.5%	10.7%	17.9%	18.2%	27.3%	35.7%	61.0%	54.9%	16.1%	15.0%
8–10	(BBB)	34.1%	36.1%	10.4%	11.4%	16.9%	13.4%	17.2%	17.4%	29.3%	31.1%
11–13	(BB)	33.1%	31.6%	10.4%	9.3%	5.5%	5.4%	8.6%	10.1%	27.7%	26.7%
14–16	(B)	8.1%	8.4%	0.7%	1.1%		0.2%	1.3%	1.9%	6.5%	6.8%
17–22	(CCC & Problem Grade)	5.8%	5.5%	0.2%	1.8%		0.0%	0.9%	1.2%	4.6%	4.6%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

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

F-189	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Due to reduced demand in many markets where ING is active combined with dis-intermediation in the capital markets, the overall portfolio has reduced. This has had an impact on industry concentrations, as exposures to financial institutions and local and central governments make a larger portion of the portfolio.

Risk concentration: ING Bank portfolio, by economic sector (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Private Individuals		0.0%	74.1%	75.5%	57.1%	58.4%			41.5%	42.9%
Commercial Banks	14.8%	12.8%	0.2%	0.2%	11.2%	12.3%	23.0%	9.2%	9.0%	8.1%
Non-Bank Financial Institutions	13.2%	11.1%	0.8%	0.9%	7.3%	8.3%	17.1%	10.6%	7.4%	6.8%
Central Governments	10.9%	9.7%	1.3%	0.9%	5.0%	4.6%	59.9%	79.5%	6.7%	6.7%
Real Estate	12.0%	14.9%	4.9%	4.6%	0.9%	1.1%			6.2%	7.0%
Natural Resources	14.2%	13.3%	0.4%	0.4%	0.7%	0.7%			5.4%	4.9%
Central Banks	5.5%	6.0%	0.2%	0.1%	3.4%	2.2%			3.0%	2.8%
Lower Public Administration	0.4%	0.5%	1.8%	1.9%	7.3%	5.9%			2.9%	2.6%
Transportation & Logistics	6.5%	6.9%	1.3%	1.2%	0.3%	0.2%			2.8%	2.9%
Services	3.1%	3.4%	3.3%	3.1%	0.5%	0.5%			2.4%	2.4%
General Industries	3.3%	3.4%	1.5%	1.4%	1.5%	1.4%		0.4%	2.1%	2.1%
Food, Beverages & Personal Care	2.9%	3.5%	2.1%	2.1%	1.2%	1.1%			2.1%	2.3%
Other	13.2%	14.5%	8.1%	7.7%	3.6%	3.3%		0.3%	8.5%	8.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

Country risk

There was very little shift in the geography risk exposures as most markets in Europe continued demonstrating weak economic conditions. Germany, especially its retail organisation, was an exception which also showed growth in the ING portfolio. The Asia/Pacific markets showed healthier growth than Europe both economically and within ING portfolio; however, some of this growth is negatively impacted by exchange movements.

Largest economic exposures: ING Bank portfolio, by geographic area (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Netherlands	17.4%	15.5%	70.6%	72.5%	0.7%	0.6%	77.9%	76.6%	30.5%	31.1%
Belgium	6.9%	8.0%	27.5%	25.7%	0.3%	0.6%		0.3%	11.6%	11.5%
Germany	4.5%	4.0%	0.2%	0.2%	43.5%	39.2%	2.8%	2.2%	13.9%	12.6%
Rest of Europe (2)	45.4%	45.1%	1.5%	1.3%	34.0%	36.3%	1.5%	10.6%	27.7%	27.7%
Americas	13.1%	15.0%	0.1%	0.2%	1.2%	1.0%	0.7%	10.3%	5.5%	6.2%
Asia/Pacific	12.2%	11.8%	0.1%	0.1%	20.3%	22.3%	17.1%	0.0%	10.6%	10.7%
Rest of World	0.5%	0.6%		0.0%		0.0%		0.0%	0.2%	0.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	In 2013, geographic areas are based on the primary country of risk and no longer based on country of residence for private individuals. The 2012 figures in the above table are treated equally.
(2)	The top 5 exposures within Rest of Europe are to United Kingdom, Spain, Italy, Poland and France.

Credit quality

In this section the credit quality of the ING Bank portfolio is described. Outstandings carrying a risk that ING will end up with an actual loss or with an opportunity loss, if no specific action is taken, are captured in this section. Since the beginning of the crisis, the quantity and the share of the total ING credit risk portfolio of past due obligations, provisions, non-performing loans in general or any other loan that requires special risk management attention has increased. Noteworthy is the fact that the average turnaround time of problematic files seems to have stabilised in 2013, as opposed to the extension experienced each year since the beginning of the crisis. Obviously, the length and intensity of the crisis require continuous attention for credit quality. In this section the distinction between the Retail and Commercial Banking approach of past due obligations will be explained. Also the watch list and restructuring status will be introduced and an insight in the non-performing portfolio is given. After that, an analysis of the loan loss provisions is made and finally, the concept of forbearance will be discussed. The credit risk management paragraph will be concluded with extended analyses of the strategy of ING Bank to mitigate its credit risk.

ING Group Annual Report on Form 20-F 2013	F-190

Notes to the consolidated financial statements continued

Past-due obligations

Retail banking continuously measures its portfolio in terms of payment arrears. The retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. The methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to be operational in nature for retail loans and small businesses portfolios. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrears continue to exist, the obligor is transferred to a restructuring unit. The obligor is downgraded to risk rating 20 (non-performing) when the arrears exceed 90 days. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments.

Aging analysis (past due but not impaired): ING Bank consumer lending portfolio, outstandings (1)
	2013	2012
Past due for 1–30 days	5,556	5,350
Past due for 31–60 days	1,125	1,142
Past due for 61–90 days	129	87

Total	6,810	6,579

(1)	Based on consumer lending. The amount of past due but not impaired financial assets in respect of non-lending activities was not significant.

In 2013, the retail portfolio showed a modest increase in the past due but not impaired portfolio of 4%, mainly driven by the troublesome implementation of the SEPA payment system in Belgium and The Netherlands, leading to many failed payment transactions. This was partly offset by increased repayments in Australia, the effect of a positive, domestic interest climate.

Commercial Banking: for business loans (governments, institutions, corporates); ING Bank has adopted a policy to classify the obligor as a non-performing loan as quickly as possible upon the occurrence of a payment default or even before. A payment default of 90 days will always lead to a non-performing classification, but there are many more default triggers. The default triggers are:

1.	Bankruptcy or financial reorganisation: The Borrower has sought or has been placed (or is likely to seek or be placed) in bankruptcy or similar protection, where this would avoid or delay repayment of the financial asset;

2.	The Borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

•	Corporates: more than 90 days; and

•	Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING Bank to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default;

3.	ING Bank thinks the Borrower is unlikely to pay: The Borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the Financial Asset. The following events could be seen as examples of financial difficulty indicators, but not as default triggers per se:

•	a material breach of contract;

•	the disappearance of an active market for a certain financial asset; and

•	the downgrading of a Borrower’s external rating;

4.	Restructuring of the credit obligation for non-commercial reasons: ING Bank has granted concessions, for economic or legal reasons relating to the Borrower’s financial difficulty, the effect of which is a reduction in ING’s expectation of future cash flows of the financial asset below current Carrying Amount.

As such, other than the arrear driven approach at Retail Banking, Commercial Banking has a much more individual name approach, using Early Warnings indicators to signal probable, upcoming, redemption breaches. As a general rule, in line with the Basel II definition, ING Bank considers all business loans as non-performing if they are 90 days past due.

Credit restructuring

Global Credit Restructuring is the dedicated and independent corporate department within CRM that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR deals with accounts or portfolios requiring an active approach, which may include renegotiation of terms & conditions and business or financial restructuring. The loans are managed by GCR or by the Regional Restructuring Units in the various regions and business units. GCR can approach files in several manners. Plan A generally consists of a consensual restructuring with the present owner and, sometimes, the executive management, based on debt reduction, additional collateral or external equity versus improved conditions and risk / reward profile for the bank. In the work out practice, ING faces a number of situations where the traditional Plan A is not realistic. Other cases demand another arrangement or a Plan B. Plan B is a lender led solution, where the bank(s) temporarily take ownership or take the company through, pre-packaged, insolvency to find a new strategic partner, which can add value in terms of liquidity, synergies and management. Thirdly, there is Plan C – the Recovery. Recovery status of a borrower means that ING Bank is actively seeking an exit from the credit relationship. This status will generally apply to those borrowers that are not likely to successfully turnaround their business, but there may be other reasons for ING Bank to exit from the credit relation. Further, legal remedies for recovery are being considered and liquidation of collateral may become a primary source of repayment. Due to the continuous economic pressure the restructuring of files has become more complicated. However, the average turnaround time of the files at GCR is no longer increasing.

F-191	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

As mentioned above, it is ING philosophy to be involved at an early stage in a troubled process to help assist clients and ultimately reduce losses for all stakeholders. To signal the increased credit risk profile in these cases, ING distinguishes three marked categories:

I.	Watch list: If at any time there is a (potential) deterioration in credit risk profile, which requires more than usual attention and/or investigation or monitoring, the account is put on a Watch list. Accounts with a watch list status remain under responsibility of front office but in active co-operation with their respective Credit Risk Management executives. Exceptionally, extraordinary circumstances and not the probability of a financial loss, cause a client to be flagged Watch list. The Watch list process functions well for early warning and there is very little corporate exposure that is transferred to a Restructuring Unit that has not been flagged under Watch list status before such transfer.

II.	Restructuring: The restructuring status applies to those Borrowers, where there are serious concerns over creditworthiness. The asset may still be performing under all its financial obligations and towards all of its creditors, but to address the deterioration specific and significant action by ING Bank is required. Borrowers with a restructuring status can be rated anywhere in the 1-19 ranges, but typically carry a risk rating 18 or 19. Strategic management responsibility for a restructuring file will move to Global Credit Restructuring, but front office remains fully involved, also as asset owner.

III.	Non-performing loans: Non-performing loans are accounts, which are considered unlikely to service their obligations to ING Bank in full. A successful turnaround is unlikely to happen, without a financial loss for the bank. Legal remedies for recovery are being considered and liquidation of Collateral may become the primary source of repayment. The assessment of unlikelihood to pay in full, results in an IFRS-EU impairment and these accounts hold risk rating 20. Also included in the Non-performing loan portfolio are accounts that go into liquidation phase, and from liquidation ING expects to incur no credit loss (rating 21) or a credit loss if there is insufficient collateral (rating 22). All files that are more than 90 days past due are part of the Non-performing loan portfolio.

Watch list, Restructuring and Non-performing loans are discussed at least on a quarterly basis between front office, respective Credit Risk Management executives and GCR, at which time it may be decided to change the status of an account from Watch list to Restructuring or Non-Performing loans or vice versa. Furthermore, all three are in scope for forbearance. For further details on forbearance please see the ‘Forbearance’ section below.

	Regular	Watch List	Restructuring	Non-performing
Possible ratings	1–19	1–19	15–19	20-22
Typical ratings	1–14	15–17	18–19	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Impaired	No	No	No	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	IBNR	IBNR	IBNR	INSFA/ISFA

Credit quality: ING Bank portfolio, outstandings
	2013	2012
Neither past due nor impaired	688,834	712,020
Consumer lending past due but not impaired (1–90 days)	6,810	6,579
Impaired (1)	15,921	14,928

Total	711,565	733,527

(1)	Based on lending and investment activities.

The total ING portfolio decreased modestly by 3%, contrary to the limited increase of 6% in the combined non-performing and past due but not impaired categories. Nevertheless, the overall credit risk profile of ING Bank remained fairly stable.

Non-performing loans

The ING Bank loan portfolio is under constant review. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as non-performing. For the wholesale lending portfolios there are generally reasons for declaring a loan non-performing prior to being 90 days past due. These include, but are not limited to, ING Bank’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the non-performing category. ING Bank identifies as non-performing loans those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.

ING Group Annual Report on Form 20-F 2013	F-192

Notes to the consolidated financial statements continued

The table below represents the economic sector breakdown of credit risk outstandings for loans and positions that have been classified as non-performing loans.

Non-performing Loans: ING Bank portfolio, outstandings by economic sector (1)
	2013	2012
Private Individuals	4,939	4,371
Real Estate	4,302	3,723
Builders & Contractors	1,132	1,087
Transportation & Logistics	912	954
Food, Beverages & Personal Care	800	846
General Industries	730	649
Services	580	550
Natural Resources	526	339
Other	2,000	2,410

Total	15,921	14,928

(1)	Economic sectors below EUR 500 million in both years are not shown separately but grouped in Other.

The composition and order of the non-performing loan portfolio remained unchanged over the year. The largest sector remained private individuals and is a function of the large mortgage portfolio of ING Bank. The increase in this sector took place almost entirely in The Netherlands. The increase in the real estate industry was the result of deteriorating markets in Spain, The Netherlands and Portugal. The share of spanish real estate in the total ING Bank real estate portfolio, performing and non-performing, is 6%, which is unchanged compared to 2012.

Loan loss provisions

Loan Loss provisions are calculated and accounted for in accordance with IFRS-EU. LLP are reported for financial assets that are measured against amortised costs (Loans and Receivables, Held-to-Maturity Investments). There are three types of LLP:

•	Individually Significant Financial Asset (ISFA) Provisions: when there is objective evidence that a financial asset is defaulted as result of one or more prescribed events that trigger a default. ING assigns a risk rating 20, 21 or 22. Specific provisions are calculated if the exposure to a Borrower exceeds the threshold amount. The threshold amount varies per business unit, but generally is nil in Commercial Banking, and a maximum of EUR 1 million in the Retail ‘home markets’. A specific provision is calculated based on several scenarios and assumptions. Provisions level is up to date given the quarterly reviews; DCF is measured when this is a significant risk driver which can be calculated. The future cash flow is based on best estimate of when/if recoveries will occur. Recoveries can be from any source, such as the sale of collateral, on-going cash flows, sale of a business/subsidiary, etc.

•	Individually Not Significant Financial Asset (INSFA) Provisions: are made for acknowledged non-performing loans (ratings 20-22), if the exposure to a Borrower is below the threshold amount. Due to their small size, the IFRS-EU rules permit a collective approach to measuring these provisions.

•	Incurred But Not Recognised (IBNR) Provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/ defaults that may have already occurred in the portfolio, but which ING Bank has not yet determined or recognised. The PD time horizon used in the calculation of IBNR provisions refers to the period during which an asset is impaired (in default), but not yet recognised as such - due to lack of objective evidence – and the moment that objective evidence of impairment occurs and becomes available to ING (“response time”). The primary modification is that the PD time horizon (12 months) is shortened to periods of 3, 6, or 9 months, depending on the type of customer. The decision to differentiate the time horizon per customer segment was based on an assessment of the average response time for specific customer types.

All ISFA, INSFA and IBNR provisions are reported and calculated by using a common tool across ING Bank. In case that there is objective evidence that one of the default triggers is applicable, ISFA or INSFA provisions are calculated. An analysis takes place on a quarterly basis in order to determine the appropriate level of LLP and Risk Costs. The ING Bank Provisioning Committee (IPC) discusses and approves the LLP for ING Bank, on the basis of proposals originating from ING Business Units.

ING Bank holds specific and collective provisions of EUR 3,729 million and EUR 1,589 million, respectively (2012: EUR 3,415 million and EUR 1,336 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 835 million (2012: EUR 753 million) in provisions against the performing portfolio.

F-193	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Provisions: ING Bank portfolio (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Total ING Bank
	2013	2012	2013	2012	2013	2012	2013	2012
Opening Balance	2,304	2,039	1,864	1,751	1,337	1,160	5,505	4,950
Changes in the composition of the group	–2		–14		–4	–13	–20	–13
Write-offs	–756	–717	–652	–793	–201	–172	–1,609	–1682
Recoveries	58	41	34	90	24	11	116	142
Increase/(decrease) in loan loss provision	867	955	1,060	833	362	337	2,289	2,125
Exchange or other movements	–12	–14	–28	–17	–87	14	–127	–17

Closing Balance	2,459	2,304	2,264	1,864	1,431	1,337	6,154	5,505

(1)	At the end of 2013, the stock of provisions included provisions for amounts due from banks: EUR 19 million (2012: EUR 28 million)

The continuing economic distress in some of the regions had its impact on the development of the risk costs in 2013. The risk costs for Commercial Banking are in line with 2012. The risk costs for Retail Benelux exceeded EUR 1 billion, reflecting continued economic distress in the Benelux. The risk costs for Retail Banking International went up slightly compared to last year.

Large parts of the Investment portfolio are not administered at amortised costs (Loans & Receivables or Held-to-Maturity) and therefore out of scope for LLP. Instead, these assets are evaluated for impairment. The Global Impairment Meeting is a quarterly process that reviews all assets that are subject to an IFRS-EU impairment test.

Forbearance

In December 2012 the European Securities and Markets Authority (ESMA) issued a public statement on the disclosure of forbearance practices in the financial statements of financial institutions prepared under IFRS-EU. ESMA expects financial institutions to disclose specific information relating to forbearance activities and their impact on the financial position and performance in their IFRS-EU financial statements. Additionally, EBA has provided a final draft definition of forbearance in October 2013. ING Bank has followed up on both ESMA and EBA recommendations. A new internal process for reporting forbearance has been set up, and we plan to further refine and improve this process. It should be noted here that a separate process is followed for retail and business customers, due to the diverse nature of the activities.

The ING definition of forbearance is: “Forbearance occurs when the client is considered to be unable to meet the terms and conditions of the contract due to financial difficulties, and based on these difficulties ING decides either to modify the terms and conditions of the contract to enable the client to service the debt or to refinance, totally or partially, the contract. For the avoidance of doubt: an ordinary refinancing of a (bullet) loan contract nearing its maturity date and/or a loan modification done for commercial reasons in general will not be qualified as forbearance.” Examples of forbearance measures are: postponement and/or reduction of loan principal and/or interest payments, extended payment terms, debt consolidations, and deferral of foreclosures.

ING Bank reports forbearance activities in accordance with its forbearance policy. This policy gives guidance to identify: (1) Forbearance with recognition of financial loss, and (2) Forbearance without recognition of financial loss. The policy also pre-scribes how to identify each of these two forbearance situations for watch list and defaulted accounts. For defaulted and watch list files that are currently in the portfolio the curing period for forbearance has been set to a minimum of two years after the date of the modification. The loan will not be reported as forbearance after two years if the contract is considered performing, regular payments are made during the curing period, and the exposure is not past due for more than 30 days. The reporting process of forbearance is embedded in the quarterly loan loss provisioning process.

Modified and/or refinanced loans subject to forbearance are flagged. In case of forbearance with recognition of financial loss, a provision or a partial write-off is taken, for the difference in net present value of the expected cash flows. This is in line with ING’s accounting policies under IFRS-EU (for more detail please refer to the “Impairments of loans and advances to customers (loan loss provisions)” chapter in the Accounting policies section). The performance of clients with modified loans is monitored by Credit Risk Management at least on a quarterly basis.

For corporate customers ING Bank applies forbearance measures only to support clients that are experiencing temporary difficulties with fundamentally sound business models. The aim is to maximise the repayment opportunities of the clients. A very strict policy with respect to partial debt forgiveness is followed. This is done in order not to create precedence for clients and affect ING’s negotiation position in other problem loan files.

For retail clients, loan modifications are in line with the ING Bank retail risk policy. In 2013, Retail Banking clients that are offered a loan modification, and who have accepted such modification, are (or will be in 2014) assigned a specific risk rating and PD. Each ING Bank retail unit that applies forbearance activities has established clear criteria to determine whether a client is eligible for a modification. Also, specific approval mandates are in place to approve the modifications, as well as procedures to manage the forbearance activities. These criteria, mandates and procedures are approved by local credit risk management.

ING Group Annual Report on Form 20-F 2013	F-194

Notes to the consolidated financial statements continued

ING Bank: Summary Forbearance totals
	2013
	Forborn Outstandings	% of Total ING Bank portfolio	Specific Provisions and Partial Write Offs
Corporate Banking (2)	4,664	1.1%	1,712
Retail Banking (2)	810	0.3%	N.A.

Total	5,474	0.8%	1,712	(1)

(1)	Please note Collective Provisions on Forbearance assets are not included
(2)	Corporate Banking includes Business Lending, Pre-Settlement, Money Market and Investment outstandings. Retail Banking includes Consumer Lending outstandings.

Corporate Banking

To identify forbearance, 80% of the total Watchlist and Non-Performing outstandings of ING’s Corporate Banking portfolio, was scrutinized. This represents the material Watchlist and Non-Performing loans with a threshold of EUR 3 million. For the remainder a lower incidence of forbearance is expected as these are often managed in a portfolio manner or have little opportunity for restructuring. The total of EUR 4.7 billion of Corporate Banking Forborn Assets represents 1.1% of the total ING Corporate Banking portfolio.

Next to the EUR 4.7 billion classified as forbearance there were EUR 2.5 billion of loans where ING has made some degree of concession in exchange for acceleration of repayments, increased equity, additional collateral and/or higher margin. These loans are considered as on a commercial basis and not more favourable terms than those available to other debtors with a similar risk profile; therefore, these are not reported as forborn.

Corporate Banking: Forbearance by Geographical Region
	2013
Country	Performing Forborn O/S	Non- Performing Forborn O/S	Provisions and Partial Write Offs
Netherlands	336	1,625	599
Belgium	18	218	105
Germany	0	85	31
Rest of Europe	254	1,350	671
Americas	13	219	75
Asia/Pacific	298	239	231
Rest of World	9	0	0

Total	928	3,736	1,712

Corporate Banking: Forbearance by Industry
	2013
Industry	Performing Forborn Outstandings	Non- Performing Forborn Outstandings	Specific Provisions and Partial Write Offs
Real Estate	343	1,333	503
Transportation & Logistics	203	344	199
Builders & Contractors	45	355	198
Food, Beverages & Personal Care	21	363	170
General Industries	37	293	133
Services	183	98	68
Natural Resources	0	239	128
Retail	8	160	81
Telecom	3	142	51
Media	4	116	45
Other	81	293	136

Total	928	3,736	1,712

An amount of EUR 3.7 billion of forborne assets were part of the non-performing loan portfolio. As per 2013, ING held EUR 1.7 billion of loan loss provisions against the EUR 3.7 billion of forborn assets in the NPL portfolio which is part of ING’s total reported loan loss provisions.

In 2013, ING Bank changed the way it reported the Forborn Assets and updated its policy based on the ESMA and EBA recommendations issued in October 2013. In order to ensure compliance with these new recommendations, one of the measures implemented was to include Watchlist clients to the scope. As a result the outstanding amount of Forborn loans in 2013 is not comparable with the 2012 level.

F-195	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Retail Banking

As per end 2013, ING Bank Retail reported a total of EUR 810 million (2012: EUR 291 million) of forbearance exposure.

Retail Banking: Forbearance Exposure to Private Individuals by Country
		Forborn Outstandings		Clients
Region	Customer Segments	2013	2012	2013	2012
Australia	Mortgages	24	60	111	265
Belgium	Mortgages & Other Consumer Lending	197	139	1,616	913
Italy (1)	Mortgages & Other Consumer Lending	13	7	107	62
Luxembourg (1)	Mortgages & Other Consumer Lending	2	1	7	3
Netherlands (2)	Mortgages	502	n.a.	1,955	n.a.
Poland	Mortgages & Other Consumer Lending	3	2	548	327
Romania	Mortgages & Other Consumer Lending	13	5	845	316
Spain (1)	Mortgages & Other Consumer Lending	56	52	403	304
Turkey	Mortgages & Other Consumer Lending	0	0	31	19
UK	Mortgages		25		65

Total		810	291	5,623	2,274

(1)	As of 2013 inclusive of Other Consumer Lending.
(2)	Netherlands: Mortgage clients previously recognised as forborne that are now current on their original payment scheme in are not included in the 2013 disclosure. Other Consumer Lending clients with a loan modification remain in the default status and are not included in this overview. n.a. = not available

The Retail Banking forbearance exposure to Private Individuals table shows a breakdown of forbearance exposure of ING Bank’s Consumer Retail Lending Portfolio which includes mortgages and consumer loans.

In order to ensure that the Retail Banking portfolio complies with the ESMA and EBA recommendations mentioned, one of the measures implemented was to mark mortgage clients in the Netherlands with a loan modification as forbearance. Next to that, ING Bank Belgium implemented a method to identify loans with forbearance in their Retail Banking portfolio which is added to the total of Belgium. ING Bank also implemented the minimum of 2 year curing period requirement as of 2013, as mentioned earlier. The increase of the amount of forbearance outstandings and clients in 2013 in the Consumer Lending portfolio was mainly driven by the combined effect of these changes. The decrease in the UK was due to the divestment of ING Direct UK in Q1 2013.

The total of EUR 810 million of Retail Forbearance Exposure represents 0.3% of the total of ING Bank’s Consumer Retail Lending portfolio.

Credit risk mitigation

ING Bank’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING Bank. In addition to determining the credit quality and creditworthiness of the customer, ING Bank uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING Bank. The most common terminology used in ING Bank for credit risk protection is “cover”.

While cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING Bank’s practice to lend on the basis of the customer’s creditability rather than exclusively relying on the value of the cover.

Within ING Bank, covers can derive from two distinct forms, assets and third party obligations.

Assets

The asset which has been pledged to ING Bank as collateral or security and which gives ING Bank the right to liquidate, in cases where the customer is unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer’s outstanding exposure. An asset can be tangible (such as cash, securities, receivables, inventory, plant & machinery and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licenses).

Third party obligation

Third party obligation, indemnification or undertaking (either by contract and/or by law) is a legally binding declaration by a third party that gives ING Bank the right to expect and claim from that third party to pay an amount, if the customer fails on its obligations to ING Bank. The most common examples are guarantees (such as parent guarantees and export credit insurances) and letters of comfort.

ING Group Annual Report on Form 20-F 2013	F-196

Notes to the consolidated financial statements continued

General guidelines on cover valuation

General guidelines for cover valuation are established to ensure consistency of the application within ING Bank. These general guidelines also require that the value of the cover need to be monitored on regular basis and in principle at least annually. Covers shall be revalued accordingly and whenever it has reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer’s balance sheet (e.g. inventory, machinery, and equipment), nominal value (e.g. cash, receivables), market value (e.g. securities and commodities), independent valuer (commercial real estate) and market indices (residential real estate). For third party obligation, the valuation is based on the value which is attributed to the contract between ING Bank and that third party.

Cover values by risk category

This section provides insight on the type of cover and to which extent the loan is collateralised. The cover disclosures are presented by risk category: Lending, Investment, Money-Market and Pre-settlement. For each risk category, the cover amounts are presented by the most relevant collateral forms, being mortgages and financial collateral (including cash), and the most relevant third party obligation being guarantees. ING Bank obtains covers which are compliant to CRR/CRD IV, as well as those that are not compliant.

The cover values are presented for the total portfolio of ING Bank. In the last year’s disclosure, only the AIRB portfolio was presented with covers in detail while in this year’s disclosure, the covers of both AIRB and SA portfolios are presented in detail reflecting the complete ING Bank’s portfolio. Next to that, detailed information is provided on the cover coverage for the performing and non-performing portfolio. The non-performing loan definition is explained in detail in the section “Credit Restructuring”. To increase the understanding of the reader on the nature of the collateralised loans, insight is given in the industry and geography breakdown of the ING Bank portfolio as well. Another improvement is that in addition to the lending risk category, the cover valuation tables now also give insight in the risk categories of Investment, Money Market and Pre-settlement. For comparability reasons, outstandings is used to show the ING Bank’s portfolio instead of READ.

Exposures are categorised into different Value to Loan (VTL) buckets which gives insight in the level of collateralisation of ING Bank’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are pre-haircut but indexed values and exclude any cost of liquidation. Covers can either be valid for all limits, sublimits or a particular outstanding of a borrower, the latter being the most common. To prevent erroneously inflating the level of collateralisation, the coverage of all outstandings is capped at 100% if there is over-collateralisation on a certain outstanding. As a result, the coverage levels disclosed are conservative. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover/data not available, >0% - 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%. As the nature of the pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown for the pre-settlement portfolio.

The first two tables give a comprehensive overview of the collateralisation of the total portfolio of ING Bank.

F-197	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Total Bank

Cover values including guarantees received - Total ING Bank – 2013 (1,2)
					Cover type					Value to Loan
	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guarantees	Non Basel II eligible	No Cover/ Data not available	Partially covered	Fully covered
Consumer Lending				293,714	443,475	2,697	519	30,403	29,566	4.7%	32.1%	63.2%
Commercial Banking				10	6				1	58.4%	20.4%	21.2%
Retail Banking Benelux				147,197	200,879	2,191	519	22,333	17,148	3.2%	33.7%	63.1%
Retail Banking International				118,186	207,017	65			9,859	7.7%	27.5%	64.8%
WestlandUtrecht Bank				28,321	35,573	441		8,070	2,558	0.1%	42.9%	57.1%
Business Lending				257,180	107,734	15,466	76,889	52,550	114,076	35.2%	30.7%	34.1%
Commercial Banking				172,060	56,401	11,780	53,935	40,508	97,514	34.1%	30.6%	35.3%
Corporate Line Bank				802						100.0%	0.0%	0.0%
Retail Banking Benelux				58,630	45,479	3,124	20,981	10,410	12,703	22.2%	38.0%	39.8%
Retail Banking International				24,081	3,247	560	1,973	1,581	3,849	74.9%	12.2%	12.9%
WestlandUtrecht Bank				1,607	2,607	2		51	10	1.5%	66.3%	32.1%
Investment and Money Market				112,647		6		5,117	135	95.3%	0.2%	4.5%
Commercial Banking				38,936				193	116	99.2%	0.4%	0.4%
Corporate Line Bank				8,513					19	99.7%	0.3%	0.0%
Retail Banking Benelux				3,117		6		5		99.6%	0.0%	0.4%
Retail Banking International				62,081				4,919		92.1%	0.0%	7.9%

Total Lending, Investment and Money Market				663,541	551,209	18,169	77,408	88,070	143,777	31.9%	26.1%	42.0%
Pre-settlement (3)	130,220	49,803	40,419	48,024
Commercial Banking	126,378	47,874	38,700	44,258
Corporate Line Bank	1,975	486	444	1,371
Retail Banking Benelux	12	12	12	54
Retail Banking International	1,855	1,431	1,263	2,341

Total Bank	130,220	49,803	40,419	711,565	551,209	18,169	77,408	88,070	143,777	31.9%	26.1%	42.0%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.
(3)	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

ING Group Annual Report on Form 20-F 2013	F-198

Notes to the consolidated financial statements continued

Cover values including guarantees received - Total ING Bank – 2012 (1,2)
					Cover type					Value to Loan
	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guarantees	Non Basel II eligible	No Cover/ Data not available	Partially covered	Fully covered
Consumer Lending				312,016	475,591	2,640	516	33,037	29,637	4.1%	30.2%	65.7%
Commercial Banking				13	10				1	39.4%	30.2%	30.4%
Retail Banking Benelux				146,401	202,155	2,190	516	21,536	15,791	3.1%	33.1%	63.8%
Retail Banking International				126,280	223,597	66			11,768	6.4%	23.7%	69.9%
WestlandUtrecht Bank				39,322	49,829	384		11,501	2,077	0.6%	40.6%	58.8%
Business Lending				262,209	119,427	17,940	83,439	44,905	130,645	33.0%	29.6%	37.4%
Commercial Banking				172,864	65,803	14,301	59,508	32,542	114,310	30.3%	29.1%	40.5%
Corporate Line Bank				2,102				1,137		45.9%	54.1%	0.0%
Retail Banking Benelux				60,911	47,683	3,244	22,150	9,922	13,170	22.7%	37.5%	39.8%
Retail Banking International				24,608	2,843	393	1,781	1,252	3,154	78.0%	9.2%	12.8%
WestlandUtrecht Bank				1,724	3,098	2		52	11	2.1%	60.8%	37.1%
Investment and MM				118,027		6	18	5,373	83	95.1%	0.9%	4.0%
Commercial Banking				36,027			18	92	60	99.3%	0.5%	0.2%
Corporate Line Bank				15,737					23	99.8%	0.2%	0.0%
Retail Banking Benelux				2,525		6				100.0%	0.0%	0.0%
Retail Banking International				63,724				5,281		91.3%	1.3%	7.4%
WestlandUtrecht Bank				14						100.0%	0.0%	0.0%

Total Lending, Investment and Money Market				692,252	595,018	20,586	83,973	83,315	160,365	30.5%	25.0%	44.5%
Pre-settlement (3)	162,086	48,216	36,447	48,199
Commercial Banking	150,752	45,419	34,099	44,490
Corporate Line Bank	8,956	1,227	882	1,750
Retail Banking Benelux	13	13	13	80
Retail Banking International	2,365	1,557	1,453	1,879

Total Bank	162,086	48,216	36,447	740,451	595,018	20,586	83,973	83,315	160,365	30.5%	25.0%	44.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.
(3)	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

Excluding the pre-settlement portfolio, for which the covers are netted to derive the net outstandings at risk, 42% of the total ING Bank’s outstandings is fully collateralised in 2013. Among the five cover groups, mortgages is the largest portion with a value of EUR 551 billion in 2013. Due to the devaluation of the covers, the collateralisation of total ING Bank’s portfolio in general slightly deteriorated in 2013 with lower fully-covered outstandings. The deterioration can be seen in Consumer Lending and Business Lending. Detailed developments will be explained in the following sections per each risk category.

Consumer lending portfolio

The Consumer Lending portfolio comprises Residential Mortgages loans (94.4% in 2013) and Other Consumer Lending loans, which mainly comprise credit cards, term loans and revolvers to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are maintained in the ING Bank’s central database (Vortex) and in most cases external data is used to index the market value. On a quarterly or annual basis, the mortgages value is updated in Vortex using the relevant house price index (the NVM Index in the Netherlands, Level Housing Index in Australia, Crif Real Estate Appraisal Company in Italy, Ministerio de Fomento in Spain and Stadim in Belgium).

F-199	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

A significant part (49.1%) of the ING Bank’s residential mortgage portfolio relates to mortgage loans provided in the Netherlands, followed by other main markets such as Germany (22.5%), and Belgium (10.6%). Given the size of the Dutch mortgages portfolio, below the valuation methodology employed to determine the cover values for the Dutch Residential Mortgages is provided.

Dutch mortgages valuation

When a mortgage loan is granted, the policy maximum loan to market value (LTMV) for an existing property and for construction property financing is 105%. The cover values are captured in the local systems which then are fed into a central data system (Vortex). All valuations are performed by certified valuators that are registered at one of the ING Bank-accepted organisations. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Consumer Lending

Cover values including guarantees received - Consumer portfolio - 2013 (1,2)
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guarantees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Performing
Residential Mortgages (3)	273,150	435,217	2,411	233	29,624	23,490	0.4%	0.1%	2.2%	7.7%	23.6%	66.1%
Other Consumer Lending	15,737	3,347	255	257	382	5,718	78.0%	0.2%	0.2%	0.4%	1.3%	20.0%

Total Performing	288,887	438,564	2,666	490	30,006	29,208	4.6%	0.1%	2.1%	7.3%	22.4%	63.6%

Non-performing
Residential Mortgages (3)	4,151	4,757	30	8	371	260	1.7%	0.3%	1.7%	11.9%	37.9%	46.5%
Other Consumer Lending	676	154	1	21	26	98	81.7%	0.2%	0.3%	0.7%	1.8%	15.3%

Total Non-performing	4,827	4,911	31	29	397	358	12.9%	0.3%	1.5%	10.3%	32.9%	42.1%

Total Consumer Lending	293,714	443,475	2,697	519	30,403	29,566	4.7%	0.1%	2.1%	7.3%	22.5%	63.2%

Cover values including guarantees received - Consumer portfolio - 2012 (1,2)
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guarantees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Performing
Residential Mortgages (3)	292,841	467,847	2,266	218	32,294	23,766	0.3%	0.1%	1.9%	6.4%	23.1%	68.2%
Other Consumer Lending	14,930	3,362	322	267	450	5,497	76.6%	0.1%	0.2%	0.4%	1.0%	21.7%

Total Performing	307,771	471,209	2,588	485	32,744	29,263	4.0%	0.1%	1.8%	6.1%	22.1%	66.0%

Non-performing
Residential Mortgages (3)	3,609	4,243	25	6	268	286	1.8%	0.4%	1.9%	11.6%	34.5%	49.9%
Other Consumer Lending	636	139	27	25	25	88	81.5%	0.2%	0.3%	0.7%	1.9%	15.4%

Total Non-performing	4,245	4,382	52	31	293	374	13.7%	0.4%	1.7%	10.0%	29.6%	44.7%

Total Consumer Lending	312,016	475,591	2,640	516	33,037	29,637	4.1%	0.1%	1.8%	6.2%	22.2%	65.7%

(1)	including loans to ING Group and NN Group.
(2)	excluding intercompany positions.
(3)	In 2012, the Foreclosure value was used as the mortgage cover value in the Netherlands. In 2013, ING Bank started to use Market value in its mortgage LGD model for the Dutch portfolio instead of the Foreclosure value. To assure the comparability of the figures for two years, the Mortgage cover value of 2012 was adjusted to the Market value for the Dutch Residential Mortgage portfolio.

The collateralisation of the Consumer lending portfolio slightly decreased during 2013, mostly due to the deterioration of the Residential Mortgages portfolio as a result of the current economic environment. This is mainly visible in the Dutch portfolio, where the loan outstandings went down by 7.6% while the mortgages value decreased by 8.6% as a result of the decreased house price in the Netherlands.

The numbers shown are conservative as the savings pledged to the mortgage product, “Spaarhypotheek” (or Mortgage with external Saving account) present in the Dutch mortgage portfolio are not taken into account in the table above.

ING Group Annual Report on Form 20-F 2013	F-200

Notes to the consolidated financial statements continued

The downward impact of the Dutch portfolio on the coverage quality of the ING Bank’s mortgage portfolio was alleviated by the improvement in the portfolio in Belgium, where the house price experienced an upward trend in 2013. This development was mirrored in the 5.1% increase in the mortgages cover value whilst the outstandings increased by 3.3%. Beside the improved housing market, another element ameliorating the collateralisation quality is the reduced presence of the bullet mortgages in the portfolio.

For the Residential Mortgages portfolio, the guarantees relate to mortgages covered by governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business Lending portfolio

Business Lending is an important business of ING Bank, accounting for 36.1% of the total ING Bank’s outstandings. In line with our objective to give stakeholders insight into the portfolio, we present the Business Lending portfolio per Industry breakdown in accordance with the NAICS definition and per Region and main market. Business Lending presented in this section does not include Pre-settlement and Investment & Money Market exposures, which are separately exhibited in the next sections.

The table below provides the ING Bank’s portfolio broken down per NAICS Industry code. The Business Lending portfolio comprises for 16.5% of the Industry type Real Estate. This cannot be completely compared with ING Bank’s Real Estate Finance portfolio as the scope and definition are differently determined.

The REF portfolio has not stabilised since the deterioration of the economic environment which started in 2008. As a result of this, in the recent years, ING Bank aims to be more selective in the financing of Real Estate. As this sector has proven to be significantly impacted during the crisis, the value of collaterals for this portfolio is of specific importance. The REF portfolio, which mostly focuses on the business whereby ING Bank finances or refinances income producing real estate in office, retail, residential and industrial (logistics) segments or a mix of commercial properties, presents approximately 56.4% of the Real Estate sector’s outstanding.

Cover valuation for REF portfolio

The cover valuation policy and governance within ING Bank ensures that the cover values reflect the current fair value on the date of the valuation. All commercial properties financed by ING Bank need to be (re)-valued within three years’ period or more frequently if market conditions or the risk profile deteriorates. Non-performing loans and high risk Watch-list REF files are re-valued at least annually.

The valuation of financed properties at origination of a REF deal or the revaluation is always performed by a real estate appraiser. For commercial properties located in the Netherlands, an internal real estate appraiser (80% of the assets) or an external real estate appraiser (20% of the assets) performs the (re)valuation while for properties outside the Netherlands, the (re)-valuation is always performed through an external real estate appraiser.

During this three-year cycle, for properties located in the Netherlands, if the risk profile remains stable or improves, only yearly indexation is performed. The indices used are from ROZ/IPD (Vereniging Raad voor Onroerende Zaken – Association of Real Estate Council/Investment Property Databank). If the risk profile deteriorates, a revaluation is required.

The assessment of risk profile is performed based on certain defined factors, such as external drivers including macro developments (GDP, unemployment rate, Consumer confidence rate, Interest rate) and meso indicators (Real Estate quarterly data from Real Estate institution) and internal drivers including micro deteriorations (such as vacancy, weighted average lease expiry or WALE, and EBITDA) and individual deteriorations (being Watch listed, Credit event, suspension of payments, bankruptcy of a major tenant, actual or expected increase in vacancy level).

For financing properties outside the Netherlands, the revaluation cycle is also set to three years. In case the agreed LTV covenants are not met, an annual or bi-annual revaluation will take place. The outcome of the re-valuation or indexed value is updated accordingly in the cover REF database.

F-201	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Business Lending per industry

Cover values including guarantees received - Business portfolio - 2013 (1,2)
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Real Estate	42,541	59,190	1,640	1,222	4,940	6,079	6.7%	1.1%	1.8%	10.2%	23.6%	56.6%
of which Non-performing	4,302	4,076	5	107	703	366	2.2%	2.0%	9.1%	23.0%	29.8%	33.9%
Natural Resources	37,361	2,568	2,973	18,268	12,399	20,090	20.7%	11.4%	11.6%	13.7%	15.8%	26.9%
of which Non-performing	526	59	56	244	100	1,140	34.3%	0.3%	5.9%	5.0%	16.3%	38.2%
Commercial Banks	19,476	70	131	57	873	874	88.1%	3.6%	2.9%	0.9%	0.6%	3.8%
of which Non-performing	315	0	0	0	46	257	52.5%	0.0%	40.7%	0.0%	5.5%	1.3%
Transportation & Logistics	18,938	3,821	707	15,220	4,368	5,667	20.2%	3.3%	4.2%	8.6%	15.4%	48.3%
of which Non-performing	912	374	11	669	246	362	27.6%	0.4%	5.8%	18.0%	20.3%	27.9%
Services	16,047	7,174	901	4,323	4,576	9,394	29.9%	4.7%	7.1%	8.0%	9.1%	41.2%
of which Non-performing	580	299	4	160	185	316	31.8%	4.1%	6.7%	8.0%	7.6%	41.8%
Food, Beverages & Personal Care	14,467	5,427	846	7,688	2,901	16,046	30.2%	3.6%	8.2%	10.2%	14.4%	33.4%
of which Non-performing	800	342	1	298	138	113	25.9%	10.1%	17.6%	12.7%	13.7%	20.0%
General Industries	14,431	4,150	550	6,235	3,765	11,990	35.0%	5.4%	4.1%	10.0%	10.7%	34.8%
of which Non-performing	730	280	41	329	244	280	28.1%	7.7%	5.1%	12.4%	4.5%	42.2%
Non-Bank Financial Institutions	13,325	2,538	3,634	2,895	3,953	6,517	40.1%	5.4%	5.0%	6.0%	7.1%	36.3%
of which Non-performing	132	67	4	23	25	11	26.0%	21.9%	2.7%	11.9%	13.9%	23.6%
Central Banks	13,178	0	3	0	0	0	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
of which Non-performing
Builders & Contractors	12,916	6,232	352	4,050	3,136	8,953	35.6%	5.2%	5.4%	8.3%	9.2%	36.3%
of which Non-performing	1,124	633	62	356	358	761	37.7%	2.8%	3.5%	7.4%	9.1%	39.6%
Chemicals, Health & Pharmaceuticals	11,308	5,842	242	4,071	2,159	4,821	34.0%	4.6%	8.8%	11.4%	10.2%	31.0%
of which Non-performing	277	106	2	111	67	75	37.3%	0.4%	3.5%	6.4%	15.3%	37.1%
Others (3)	43,191	10,722	3,487	12,860	9,480	23,645	41.2%	3.8%	4.5%	7.5%	10.1%	33.0%
of which Non-performing	1,385	579	100	585	320	600	28.8%	7.2%	1.9%	16.6%	16.6%	28.9%

Total Business Lending	257,179	107,734	15,466	76,889	52,550	114,076	35.2%	4.5%	5.3%	8.5%	12.3%	34.1%
of which Total Non-performing	11,083	6,815	286	2,882	2,432	4,281	20.3%	3.7%	8.1%	15.9%	19.4%	32.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.
(3)	‘Others’ comprises industries with outstandings below EUR 10 billion.

ING Group Annual Report on Form 20-F 2013	F-202

Notes to the consolidated financial statements continued

Cover values including guarantees received - Business Lending portfolio - 2012 (1,2)
		Cover type					Value to Loan
Industry	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Real Estate	48,897	67,132	1,390	1,831	4,677	7,283	8.1%	0.7%	1.1%	8.5%	21.4%	60.2%
of which Non-performing	3,723	3,165	4	103	587	478	15.2%	1.8%	1.9%	30.5%	25.1%	25.4%
Natural Resources	34,274	2,272	3,771	18,478	9,469	21,381	25.1%	13.6%	7.1%	10.0%	15.8%	28.4%
of which Non-performing	338	152	4	189	58	1,139	25.7%	0.2%	2.9%	0.5%	25.3%	45.4%
Commercial Banks	13,899	75	75	42	1,059	670	88.4%	1.2%	3.2%	0.5%	1.1%	5.6%
of which Non-performing	344	0	0	0	7	300	52.1%	0.0%	37.6%	0.0%	10.1%	0.2%
Transportation & Logistics	19,371	3,811	951	15,694	3,785	7,254	17.0%	4.7%	3.6%	7.9%	14.7%	52.1%
of which Non-performing	954	370	11	647	252	475	28.5%	5.2%	6.3%	5.2%	25.8%	29.0%
Services	16,693	7,930	1,332	4,938	4,011	12,061	27.3%	4.6%	4.3%	9.7%	11.0%	43.1%
of which Non-performing	550	336	3	129	135	196	29.8%	3.1%	6.2%	9.6%	8.5%	42.8%
Food, Beverages & Personal Care	15,653	5,840	806	8,049	2,715	16,656	30.4%	4.8%	6.2%	11.1%	11.9%	35.7%
of which Non-performing	841	419	2	330	123	249	22.9%	2.9%	13.0%	23.6%	10.9%	26.7%
General Industries	14,416	4,373	664	7,153	3,025	14,751	32.9%	6.3%	4.8%	8.4%	9.7%	38.0%
of which Non-performing	649	264	23	257	220	384	21.8%	8.6%	2.1%	8.6%	8.7%	50.3%
Non-Bank Financial Institutions	14,707	3,871	4,370	4,792	3,584	5,980	32.9%	6.5%	10.6%	6.4%	6.9%	36.7%
of which Non-performing	182	73	6	30	22	43	38.5%	13.6%	6.0%	6.1%	5.4%	30.3%
Central Banks	12,140	0	3	0	0	0	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
of which Non-performing	—	—	—	—	—	—	—	—	—	—	—	—
Builders & Contractors	13,786	6,126	490	4,901	2,914	10,351	33.9%	5.8%	7.6%	7.1%	10.8%	34.8%
of which Non-performing	1,066	506	86	405	258	1,032	32.7%	6.3%	4.0%	5.5%	9.3%	42.2%
Chemicals, Health & Pharmaceuticals	11,283	5,542	258	3,965	1,909	6,098	33.3%	5.4%	6.2%	10.4%	12.0%	32.8%
of which Non-performing	295	171	7	147	50	48	24.0%	1.1%	11.5%	4.4%	20.0%	39.0%
Others (3)	47,090	12,455	3,830	13,596	7,756	28,160	40.0%	4.2%	4.1%	7.0%	10.9%	33.8%
of which Non-performing	1,652	462	208	737	227	571	26.6%	5.2%	2.0%	11.6%	14.7%	40.0%

Total Business Lending	262,209	119,427	17,940	83,439	44,904	130,645	33.0%	4.9%	4.5%	7.7%	12.6%	37.4%
of which Total Non-performing	10,594	5,918	354	2,974	1,939	4,915	23.9%	3.7%	5.2%	16.7%	18.0%	32.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.
(3)	‘Others’ comprises industries with outstandings below EUR 10 billion.

At total level, the Business Lending portfolio deteriorated in 2013, reflecting the global economic developments, with a lower presence of fully collateralised loans and higher presence of non-covered loans due to devaluation of pledged assets. Next to that, the reduction of outstanding in industries which are traditionally highly collateralised, such as Real Estate (-13.0%), and the increase in sectors which are low collateralised, such as Natural Resources (+9.0%) and Commercial Banks (+40.1%). Real Estate sector receives the most covers compared to other sectors, exhibited by the high fully collateralised part (56.6% in 2013), but as a result of de-risking activities performed in 2013, the outstandings of the Real Estate portfolio decreased by EUR 6.4 billion (or 13.0%).

Despite the significant increase in outstandings (40.1%), the cover amount of Commercial Banks sector increased by only 4.3%. This is a result of the increased outstandings in products where, in market practice, no covers are provided, such as L/C discounting, L/C confirmation and revolving loans.

In contrast to the general deteriorating trend, the non-performing Real Estate portfolio improved, expressed by the increase in the highly-collateralised buckets (VTL > 75%) from 50.5% to 63.6%. This is mainly attributable to the reduction of EUR 528 million (or 18.5%) in the outstandings of the existing non-performing portfolio in 2012.

F-203	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Business Lending per region

Cover values including guarantees received - Business Lending portfolio - 2013 (1,2)
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Africa	1,203	26	120	234	627	99	16.0%	11.8%	10.4%	4.3%	23.7%	33.9%
of which Non-performing	1						100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
America	22,887	3,749	4,246	16,659	4,592	19,181	20.8%	3.5%	6.5%	9.5%	15.5%	44.2%
of which Non-performing	489	273	3	169	63	55	9.1%	9.7%	4.2%	13.7%	40.0%	23.3%
Asia	33,949	993	1,574	8,063	8,853	6,381	52.6%	8.1%	4.7%	10.2%	6.3%	18.1%
of which Non-performing	437		110	122	61	23	67.8%	4.8%	1.9%	5.9%	3.8%	15.9%
Australia	2,482	220	9	756	171	160	66.6%	7.3%	0.3%	1.4%	12.4%	12.0%
of which Non-performing	104		7	30			74.0%	0.0%	6.8%	0.0%	17.9%	1.3%
Europe
Belgium	37,364	25,678	1,153	6,285	10,700	20,039	30.0%	2.7%	3.0%	4.3%	6.7%	53.2%
of which Non-performing	1,309	1,193	19	708	485	708	10.1%	3.7%	2.1%	5.3%	9.4%	69.3%
Germany	8,137	1,030	20	361	1,146	2,391	63.3%	2.3%	3.8%	4.9%	5.8%	19.8%
of which Non-performing	206	118	4	4	4	3	25.9%	0.7%	0.3%	30.7%	30.6%	11.8%
Netherlands	63,314	49,846	2,996	25,328	5,989	15,219	20.3%	2.8%	6.3%	15.3%	23.2%	32.1%
of which Non-performing	4,294	2,157	94	1,464	283	817	20.9%	3.6%	15.4%	25.4%	21.3%	13.4%
Rest of Europe	87,843	26,192	5,348	19,203	20,472	50,606	42.0%	5.4%	5.7%	5.1%	8.8%	33.0%
of which Non-performing	4,243	3,074	49	385	1,536	2,675	17.6%	3.3%	4.1%	10.6%	19.3%	45.1%

Total Business Lending	257,179	107,734	15,466	76,889	52,550	114,076	35.2%	4.5%	5.3%	8.5%	12.3%	34.1%
of which Non-performing	11,083	6,815	286	2,882	2,432	4,281	20.3%	3.7%	8.1%	15.9%	19.4%	32.5%

Cover values including guarantees received - Business Lending portfolio - 2012 (1,2)
		Cover type					Value to Loan
Industry	Outstandings	Mortgages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible	No Cover/ Data not available	>0%- 25%	>25%- 50%	>50%- 75%	>75%- 100%	>100%
Africa	1,062	33	152	328	169	534	36.1%	0.1%	2.9%	13.3%	27.1%	20.5%
of which Non-performing	3	1				2	42.4%	0.0%	0.0%	0.0%	0.0%	57.6%
America	26,451	7,306	4,573	17,155	3,304	22,268	18.9%	5.4%	8.7%	7.5%	12.5%	47.0%
of which Non-performing	627	346		201	13	143	12.0%	5.8%	4.2%	3.3%	41.8%	32.8%
Asia	29,283	972	1,689	7,672	8,321	7,358	53.1%	4.8%	4.1%	5.3%	8.5%	24.2%
of which Non-performing	300	1	81	82	64	82	43.6%	6.7%	0.0%	0.0%	38.9%	10.8%
Australia	3,049	639	82	1,318	331	94	69.6%	5.4%	0.0%	0.4%	4.0%	20.5%
of which Non-performing	267	119	7	10			73.4%	0.0%	0.0%	0.1%	26.2%	0.2%
Europe
Belgium	37,174	24,886	1,088	6,519	9,267	22,359	29.6%	2.5%	3.6%	4.7%	7.1%	52.5%
of which Non-performing	1,326	1,095	19	740	445	822	10.1%	1.0%	3.8%	6.6%	10.1%	68.4%
Germany	8,315	1,572	46	560	693	5,236	56.1%	5.8%	6.5%	5.8%	6.3%	19.6%
of which Non-performing	223	131	4	19	3	5	23.8%	0.0%	0.1%	62.8%	1.1%	12.2%
Netherlands	66,626	56,638	3,590	26,724	6,625	19,353	18.0%	3.6%	4.2%	13.6%	24.5%	36.1%
of which Non-performing	3,867	2,116	10	1,302	225	984	20.3%	3.9%	10.0%	22.1%	24.5%	19.3%
Rest of Europe	90,249	27,381	6,720	23,163	16,194	53,443	39.6%	6.7%	3.9%	5.7%	8.1%	36.0%
of which Non-performing	3,981	2,109	233	620	1,189	2,877	29.1%	4.5%	2.1%	16.7%	9.4%	38.2%

Total Business Lending	262,209	119,427	17,940	83,439	44,904	130,645	33.0%	4.9%	4.5%	7.7%	12.6%	37.4%
of which Non-performing	10,594	5,918	354	2,974	1,939	4,915	23.9%	3.7%	5.2%	16.7%	18.0%	32.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.

ING Group Annual Report on Form 20-F 2013	F-204

Notes to the consolidated financial statements continued

The two tables above provide the collateralisation of the ING Bank’s Business Lending portfolio with a breakdown per geographical region or main market, which are defined based on the residence of the borrowers. The deterioration of collateralisation is observed in most regions and main countries, such as America, Asia, Germany, Australia and the Netherlands. This is partially due to the de-risking in Real Estate portfolio, which has impacted the collateralisation level in portfolios in America (mainly in the United States), Australia and the Netherlands. The business lending portfolio in the Netherlands has been offset by the outstandings increase in Commercial Banks where generally minimal cover is provided. The portfolio in Asia experienced a leap in Commercial Banks, which explains its lower fully covered portion. The exposure in Germany ended the year with a higher no-cover portion due to the increased outstandings in Central Bank, where typically no cover is received.

Investment and Money Market portfolio

Investment and Money Market exposure per region

Cover values including guarantees received - Investment and Money Market Portfolio (1,2)
	2013	Cover type					2012	Cover type
Investment and Money Market	Out- standings	Mort- gages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible	Out- standings	Mort- gages	Eligible Financial Collateral	Other Basel II eligible	Guaran- tees	Non Basel II eligible
Africa
America	4,028				17	19	6,076				32	34
Asia	6,481					116	4,187					49
Australia	5,485						6,109				578
Europe
Belgium	9,843						10,707
Germany	23,472				4,399		22,022				4,134
Netherlands	16,153				249		18,993		6	18	249
Rest of Europe	47,185				452		49,933				380

Total Investment and Money Market	112,647		6		5,117	135	118,027		6	18	5,373	83
of which Non-performing	11		6				87		6

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.

As a nature of the Investment and Money Market business, typically there is little cover given to support these exposures. 99.2% of Money Market and 94.6% of Investment exposure receives no covers. The majority of ING’s investment positions are of high quality with 93.8% of the portfolio rated between AAA to A-, based on external ratings.

In the Investment portfolio, the cover mainly relates to the government guarantees. During 2013, the exposure on bonds guaranteed by the Australia Government was brought down following the large-scale buyback. Over the year, the development of the covers is generally in line with that of the outstandings.

Pre-settlement portfolio

ING Bank uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING Bank’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

ING Bank matches trades with similar characteristics to determine their eligibility for offsetting. This offsetting effect is called ‘compensation’. Subsequently, ING Bank reduces the amount by any legal netting that may be permitted under various types of Master Agreements, such as ISDA Master Agreements, Global Master Repurchase Agreements (GMRA), Global Master Securities Lending Agreements (GMSLA), etc. Lastly, the amount is further reduced by any collateral that is held by ING Bank under Credit Support Annexes (CSAs) or other similar agreements.

The use of Central Clearing Parties (CCPs) is becoming more important for the derivatives business and as a consequence the credit risk is shifting from Counterparties to CCPs. By year-end 2013 the notional Pre-Settlement exposure that was cleared via CCPs increased by 21.9%.

As part of its securities financing business, ING Bank entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sell-back and sell/buyback agreements, and securities borrowing and lending agreements are the most common. As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or re-pledged in other (similar) transactions. ING Bank is obliged to return equivalent securities in such cases.

F-205	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The table below represents the different types of outstandings in 2013 and 2012. The “Gross MtM before netting and collateral” is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit. The “MtM after netting” is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs). The “MtM after netting and collateral” is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the “MtM after netting” and “MtM after netting and collateral” is the liquid collateral (cash and securities). The Outstandings column represents CEM exposure (MtM after netting and collateral) plus the Potential Future Exposure (PFE) at a 97.5% confidence level for derivatives and securities.

Pre-settlement per region

Pre-settlement portfolio (1,2)
	2013				2012
	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings
Africa	53	37	37	43	66	45	45	64
America	15,844	7,069	5,276	6,083	17,516	7,741	5,711	7,407
Asia	5,879	3,377	2,943	4,195	7,570	3,978	3,374	4,572
Australia	449	293	286	338	402	219	142	175
Europe
Belgium	4,011	2,762	2,406	1,947	4,735	3,056	2,644	3,000
Germany	7,275	3,948	2,045	3,227	10,919	4,117	2,014	2,704
Netherlands	9,848	4,775	3,996	5,180	15,944	6,444	4,807	6,701
Rest of Europe	86,861	27,542	23,430	27,011	104,934	22,616	17,710	23,576

Total Pre-settlement	130,220	49,803	40,419	48,024	162,086	48,216	36,447	48,199
of which Non-performing	205	205	205	209	215	215	215	213

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions.

The reduction in the gross MtM was mainly driven by interest rate derivatives (IRD), which represent 66.1% of the total pre-settlement gross MtM. Although the notional amount of IRD slightly decreased by 2.2% in 2013, the gross MtM of IRD reduced significantly by 26.0%. This is due to more stabilised interest rates in 2013 and the maturing of earlier deals, as a result of which, more extreme (both positive and negative) MtMs moved out of the portfolio, thus reducing gross MtM. The IRD portfolio at ING Bank is well-diversified therefore the level of interest rates has less impact on the netted exposure, as positive and negative MtMs offset each other. This results in a stable netted exposure over time.

MARKET RISK

Introduction

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices, negatively impact the bank’s earnings, market value or liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held in the long-term (or until maturity) or for the purpose of hedging other banking book positions, while the trading book positions are typically held short-term.

ING Bank recognises the importance of sound market risk management and follows the approach to know, control and manage market risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, monitoring and reporting.

•	Risk identification is a joint effort of the 1st and 2nd line of defence (the ‘three lines of defence governance’ model is explained in the risk governance paragraph of the general risk management section). Its goal is to detect potential new risks and changes in known risks.

•	Identified risks are assessed to determine the importance of the risk for ING Bank and subsequently to identify the control measures needed.

•	Control measures used by ING include policies, procedures, limit frameworks, buffers and stress tests.

•	An important element of risk management is to continuously check if the implemented risk controls are executed and complied with and monitor that the controls are effective.

•	Results and findings are reported to the governing departments and approval bodies.

Governance

A governance framework has been established defining specific roles and responsibilities of business management, market risk management and internal approval bodies per activity.

ING Group Annual Report on Form 20-F 2013	F-206

Notes to the consolidated financial statements continued

Within ING Bank, market risk falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organised. The business lines Retail Banking (both Benelux and International). Commercial Banking and Corporate Line are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.

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

MRM is responsible for determining adequate policies and procedures for managing market risk and for monitoring the compliance with these guidelines. An important element of the market risk management function is the assessment of market risk in new products and businesses. Furthermore MRM maintains an adequate limit framework in line with ING Bank’s risk appetite. The businesses are responsible for adhering to the limits that ultimately are approved by ALCO Bank. Limit breaches are reported to senior management on a timely basis and the business is required to take appropriate actions to reduce the risk position.

This market risk paragraph elaborates on the various elements of the risk management approach for:

•	Market risk economic capital for trading and banking books

•	Market risks in the banking books

•	Market risks in the trading books

Economic capital for market risk

Economic capital for market risk is the economic capital necessary to withstand unexpected value movements due to changes in market variables.

Model disclosure

Economic Capital for market risk is calculated for exposures both in trading portfolios and banking portfolios and includes interest rate risk, equity price risk, foreign exchange rate risk, real estate risk and model risks. Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year.

For the trading books, the linear interest rate risk in the banking books and equity investments the VaR (measured at a 99% confidence interval, a one day holding period and under the assumption of an expected value of zero) is taken as a starting point for the economic capital calculations for market risk. To arrive at the economic capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result in non-linear interest rate risk in the banking books. The embedded options are hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. For the calculation of economic capital for this non-linear interest rate risk and volatility risk ING Bank performs a Monte Carlo simulation.

Real estate price risk includes the market risks in both the investment portfolio and the development portfolio of ING Commercial Banking. The economic capital for real estate price risk for the investment portfolio is calculated by stressing the underlying market variables.

While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits (based on stressed correlations) are taken into account as it is not expected that all extreme market movements will appear at the same moment.

Risk profile

The market risk Economic Capital is higher than the Regulatory Capital primarily due to the inclusion of the interest rate risk in banking books in Economic Capital. The main drivers of the Market Risk Economic Capital are the linear interest rate risk positions of Capital Investments and the strategic Equity Investments in the banking books.

Economic and Regulatory Capital (Bank diversified only) by risk type
	Economic Capital		Regulatory Capital
	2013	2012	2013	2012
Trading	527	386	667	747
Interest rate risk in the banking books	2,629	3,271
Foreign exchange	130	217	37	25
Real Estate	563	722
Equity Investments	880	1,730
Market risk	4,729	6,326	704	772

F-207	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Year-on-year variance

During 2013, market risk economic capital decreased significantly from EUR 6.3 billion to EUR 4.7 billion. In all underlying risk areas, except for trading, economic capital decreased. A short explanation for the main items:

•	Trading: increase in economic capital is largely driven by updated LGD model parameters for the sovereign bond portfolio, which led to an increase in Incremental Risk Charge (IRC) and the annual update of the model parameters underlying the Trading Risk EC model. Both adjustments led to an increase in Economic Capital for trading.

•	Interest rate risk in the banking books: the exposure of the capital investments decreased significantly. Main drivers for this change were the exclusion of the volatile rates in 2008 out of the historical period taken into account in calculating the underlying VaR, a decreased duration of capital investments and a decrease in the overall capital available for investment.

•	Real estate: mainly resulting from impairments and the sale of assets.

•	Equity investments: mainly resulting from the lower value of equity investments (sale of Kookmin Bank and price decreased in July/ August of 2013) and the lower volatility in equity markets, as the 2008 volatile period started dropping out of the historical period taken into account in Q3 2013.

The decrease in market risk Regulatory Capital for Trading is due to position changes, relative calm (less volatile) markets combined with more volatile scenarios dropping out of the VaR calculation. This led to a decrease in the VaR and Stressed VaR component of the regulatory capital calculation, which was partially offset by an increase in IRC due to updated LGD model parameters for the sovereign bond portfolio.

Market risk in banking books

ING Bank makes a distinction between trading and banking (non-trading) books. Positions in banking books can originate from the market risks inherent in commercial products that are sold to clients. Both the commercial products, and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term. ING Bank distinguishes the following types of market risk in banking books:

•	Interest Rate Risk, including customer behaviour risk;

•	Credit Spread Risk;

•	Foreign Exchange (FX) Risk;

•	Equity Price Risk; and

•	Real Estate Price Risk.

An important element of the management of market risks in the banking books is the process of risk transfer. In this process the interest rate, FX and liquidity risks are transferred from the commercial books through matched funding to Bank Treasury, where it is centrally managed. The scheme below presents the transfer and management process of market risks in the banking books:

Model disclosure of banking risk measures

See Risk model governance and model validation section

ING Group Annual Report on Form 20-F 2013	F-208

Notes to the consolidated financial statements continued

Interest rate risk in banking book

Interest rate risk in the banking books is defined as the exposure of a bank’s financial condition to adverse movements in interest rates originated from positions in the banking books.

Governance

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

ING Bank distinguishes three types of activities that generate interest rate risk in the banking books:

•	Investment of own capital (by Capital Management);

•	Commercial business (e.g. retail business); and

•	The strategic interest rate position (Bank Treasury).

Below the three activities are described in more detail:

Capital Management is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods, targeting to maximise return, while keeping earnings stable at the same time.

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

Risk measurement and the risk transfer process take place on a monthly basis, but more often if deemed necessary, for instance in volatile markets. The customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled by MRM, based on extensive research. Model parameters are determined from historical data and expert opinion. Models and parameters are backtested at least semi-annually and updated when deemed necessary. In the modelling of savings and current accounts different elements play a role: pricing strategies, outstanding and expected volumes and the level and shape of the yield curve. The analyses result in an investment rule for the various portfolios. With respect to mortgages and loans, interest rate dependent prepayment behaviour is modelled, as well as the interest sensitivity of embedded offered rate options.

Customer behaviour risk is defined as the potential future value loss due to uncertainty in the behaviour of clients towards embedded options in commercial products. Customer behaviour risk is reported as part of business risk Economic Capital.

General sources of customer behaviour risk include the state of the economy, competition, changes in regulation, legislation and tax regime, and developments in the housing market. Since these risk factors cannot be (fully) mitigated, ING holds capital to be able to absorb possible losses as a result of changed customer behaviour.

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

Earnings Sensitivity (ES)

ES measures the impact of changing interest rates on (before tax) net interest income. The ES figures in the tables below reflect an instantaneous shock of 1% and a time horizon of one year. Management interventions are not incorporated in these calculations.

F-209	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Earnings Sensitivity banking book per currency (instantaneous parallel shock)
	2013		2012
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	–184	120	315	47
US Dollar	5	2	6	3
Pound sterling			–21	1
Other	–9		–17	17

Total	–188	122	283	68

Earnings Sensitivity banking books per business (instantaneous parallel shock)
	2013		2012
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Commercial Banking	–73	43	38	4
Retail Banking Benelux	–52	42	–109	34
Retail Banking International	–52	20	378	–12
Corporate Line	–11	17	–24	42

Total	–188	122	283	68

The ES is mainly influenced by the sensitivity of savings to interest rate movements and is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the ES marginally, as only a relative small part has to be (re)invested within the 1-year horizon.

Year-on-year variance analysis

In 2013 short-term interest rates remained at low levels in both the Eurozone and the US. The earnings sensitivity for an upward shock has a positive impact. Positive earnings sensitivity implies that when rates increase, the positive impact on interest received on assets is larger than the negative impact of interest paid on liabilities. Earnings are per 2013 year end relatively insensitive to rate changes, if compared to the net interest income. The impact of a -100 bps shock for Retail Banking International changed mainly as the result of a slower tracking of interest rates for savings in Germany.

Net Present Value (NPV) at Risk

NPV-at-Risk measures the impact of changing interest rates on value. As a full valuation approach is applied, the risk figures include convexity risk that results from embedded optionalities like mortgage prepayment options. As for ES calculations, an instantaneous shock of 1% is applied.

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

NPV-at-Risk banking books per currency (instantaneous parallel shock)
	2013		2012
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	1,399	–1,503	1,402	–2,092
US Dollar	–13	23	69	–75
Pound Sterling	4	–4	–51	12
Other	32	–25	–21	15

Total	1,422	–1,509	1,399	–2,140

NPV-at-Risk banking books per business (instantaneous parallel shock)
	2013		2012
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Commercial Banking	57	–30	371	–260
Retail Banking Benelux	–184	–209	–289	–201
Retail Banking International	30	236	–393	136
Corporate Line	1,519	–1,506	1,710	–1,815

Total	1,422	–1,509	1,399	–2,140

ING Group Annual Report on Form 20-F 2013	F-210

Notes to the consolidated financial statements continued

NPV-at-Risk banking books per accounting category (instantaneous parallel shock)
	2013		2012
	–100 bps	+100 bps	–100 bps	+100 bps
By accounting category
Amortised Cost	–1,115	923	–134	–693
Fair value through equity	2,459	–2,347	1,393	–1,419
Fair value through profit and loss	78	–85	140	–28

Total	1,422	–1,509	1,399	–2,140

The NPV-at-Risk is dominated by the interest rate sensitive long-term investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. Convexity risk in retail portfolios also contributes to the overall NPV at Risk.

Year-on-year variance analysis

NPV-at-Risk for a +100 bps shock decreased during 2013. An overall decrease of EUR 631 million is shown. This mainly results from a decrease in duration of the investment of capital and from an increased duration of savings, caused by the low interest rate environment in the Eurozone. Furthermore the overall NPV-at-Risk exposure has changed as a result of a change in the strategic position. The sensitivity for a -100 bps shock has mainly changed as a result of enhanced modelling of client behaviour. Besides the variance of the overall NPV-at-Risk exposure there is variance in the exposure per accounting category. This is mainly the result of increased volume and duration of savings and at the same time a decreased duration of mortgages. As a result the exposure at amortised cost showed and upward move for the +100 bps shock. The impact of this move was mitigated by cash flow hedges, which revaluate through equity.

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV at Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

BPV banking books per currency
amounts in thousands of euros	2013	2012
By currency
Euro	–13,900	–18,824
US Dollar	214	–656
Pound Sterling	13	382
Other	–352	1

Total	–14,025	–19,097

BPV banking books per business
amounts in thousands of euros	2013	2012
By business
Commercial Banking	–626	–2,446
Retail Banking Benelux	–100	329
Retail Banking International	2,757	1,898
Corporate Line	–16,056	–18,878

Total	–14,025	–19,097

BPV banking books per accounting category
amounts in thousands of euros	2013	2012
By accounting category
Amortised Cost	11,482	–4,622
Fair value through equity	–24,318	–14,148
Fair value through profit and loss	–1,189	–327

Total	–14,025	–19,097

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of capital, as the present value of this position is significantly impacted if interest rates move up by one basis point.

Year-on-year variance analysis

In line with the decrease in NPV-at-Risk, the overall BPV decreased in 2013 with EUR 5.1 million. As for NPV-at-Risk this mainly results from the decrease in the duration of the investment of capital and the increased duration of savings in the low interest rate environment of the Eurozone. Furthermore the overall BPV exposure has changed as a result of a change in the strategic position. Besides the variance of the overall BPV exposure there is a variance in the exposure per accounting category. This is mainly the result of increased volume and duration of savings and at the same time a decreased duration of mortgages. As a result the BPV exposure at amortised cost showed an upward move. This move was mitigated by cash flow hedges, which revaluate through equity. The increased sensitivity of other currencies results from an enhancement in the modelling of savings in Australia in Australian dollars.

F-211	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

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

Governance – FX translation result

ING Bank’s strategy is to protect the target core Tier 1 ratio against FX rate fluctuations, whilst limiting the volatility in the profit and loss account. Therefore, hedges are only done to the extent that they can be hedge accounted for against equity. Taking this into account, the core Tier 1 ratio is achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target core Tier 1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates.

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies:

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net Exposure
amounts in millions of euros	2013	2012	2013	2012	2013	2012
US Dollar	2,191	2,847	–134	–198	2,057	2,649
Pound Sterling	325	–1,841	19	1,756	344	–85
Polish Zloty	1,852	1,714	–1,012	–818	840	896
Australian Dollar	3,478	2,686	–2,877	–1,763	601	923
Turkish Lira	1,861	2,168	–572	–574	1,289	1,594
Chinese Yuan	1,253	1,511	–150	–152	1,103	1,359
Canadian Dollar	0	0	0	–2	0	–2
Korean Won	723	1,256	–583	–975	140	281
Indian Rupee	856	287	0	0	856	287
Other currency	2,907	3,026	–1,789	–1,794	1,118	1,232

Total	15,446	13,654	–7,098	–4,520	8,348	9,134

In order to measure the remaining sensitivity of the target core Tier 1 ratio against FX rate fluctuations, the core Tier 1 ratio at Risk (cTaR) measure is used. It measures the drop in the core Tier 1 ratio from the target when stressing a certain FX rate. The stress scenario for a currency corresponds with that scenario that causes a drop in the core Tier 1 ratio, so a negative sign means that a depreciation of that corresponding currency will result in a drop of the core Tier 1 ratio.

Core Tier 1 ratio sensitivity ING Bank
	cTaR		Stress Scenario
	2013	2012	2013	2012
Currency
US Dollar	0.09%	0.08%	15%	15%
Pound Sterling	0.01%	0.04%	15%	15%
Polish Zloty	0.00%	0.01%	15%	–15%
Australian Dollar	0.01%	0.02%	–20%	–20%
Turkish Lira	0.01%	0.01%	–25%	–25%
Chinese Yuan	0.00%	0.00%	15%	15%
Canadian Dollar	0.00%	0.00%	10%	10%
Korean Won	0.01%	0.00%	–15%	–15%
Indian Rupee	0.02%	0.02%	–20%	20%

The US Dollar is the main currency in terms of Net Exposure as the risk-weighted assets position in US Dollar is most significant besides Euro. In terms of sensitivities, fluctuations in the US Dollar are the main driver of the core Tier 1 ratio as the US Dollar Net Exposure significantly deviates from the target. The core Tier 1 ratio is less sensitive for fluctuations in the other currencies.

Year-on-year variance analysis

The Foreign Investments in US Dollar decreased due to a currency conversion of a branch from US dollar to Euro that was partly offset by realised profit and loss. The Pound Sterling Foreign Investment significantly increased and became positive due to a capital injection in a branch. The increase of the Foreign Investments and the Hedges in Australian Dollar is due to a transfer of a subsidiary. The Foreign Investments in Korean Won decreased due to the sale of the equity stake in Kookmin Bank. The increase of the Foreign Investments in Indian Rupee is due to the inclusion of the minority interest.

ING Group Annual Report on Form 20-F 2013	F-212

Notes to the consolidated financial statements continued

Equity price risk in banking books

Governance

ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. Local offices are responsible for the management of the equity investments positions. Market risk is responsible for monitoring and reporting the regulatory capital for Equity Investments on a monthly basis. Market risk acts independently from the management of the equity investments in monitoring and reporting of the equity investments risk.

Risk Profile

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. This equity exposure mainly consists of the investments in associates of EUR 707 million (2012: EUR 841 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 1,645 million (2012: EUR 2,634 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve, except in the case of impairment. Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio
	2013	2012
Gross unrealised gains	1,038	1,385
Gross unrealised losses

Total	1,038	1,385

Year-on-year variance analysis

During the year ended 31 December 2013 the revaluation reserve relating to equity securities held in the available-for-sale portfolio fluctuated between a month-end low amount of EUR 1,038 million (2012: EUR 1,082 million) and a high amount of EUR 1,483 million (2012: EUR 1,643 million).

Real Estate price risk in banking books

Real estate price risk arises from the possibility that real estate prices fluctuate. This affects both the value of real estate assets and earnings related to real estate activities.

Governance

Real Estate and other is a run-off business consisting of and all Real Estate Development and Real Estate Investment Management activities which are being wound down by sale of assets, strict execution of contract maturity, internal transfers to the local ING Bank branches or through portfolio sales.

Risk profile

ING Bank has two main different categories of real estate exposure on its banking books: First, the own buildings ING Bank occupies, and second - development assets, which mostly consists of former Real Estate Development and Real Estate Investment Management activities.

ING Bank’s real estate exposure in the banking books (i.e. including leverage and committed purchases) is EUR 2.6 billion. For market risk management purposes, the total real estate exposure amounts to EUR 2.5 billion since property from foreclosures (EUR 0.07 billion) and third party interest (EUR 0.04 billion) are excluded.

ING Bank has EUR 0.3 billion recognised at fair value through profit and loss and EUR 2.2 billion is recognised at cost or revalued through equity (with impairments going through profit and loss).

A split on the real estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2013	2012		2013	2012
Continent			Sector
Europe	1,993	2,246	Residential	325	366
Americas	145	328	Office	1,241	1,144
Australia	94	159	Retail	661	1,281
Asia	135	271	Industrial	144	79
Other	115	165	Other	111	299

Total	2,482	3,169	Total	2,482	3,169

Main exposure arises from office buildings in own use located in Netherlands and Belgium (EUR 0.9 billion), as well as retail and residential exposures in Europe (EUR 0.7 billion).

F-213	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Year-on-year variance analysis

In total, real estate market risk exposure in the banking books decreased by EUR 0.7 billion mainly as a result of divestments (EUR 0.54 billion). The rest is due to impairments and negative fair value changes.

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

With respect to the trading portfolios, MRM focuses on the management of market risks of Commercial Banking (mainly Financial Markets) as this is the only business line where trading activities take place. Trading activities include facilitation of client business and market making. MRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. MRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organisational levels, from MRM overall down to specific business areas and trading offices.

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

Valuation techniques range from discounting of cash flows to valuation models. Such models are based on relevant factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these price factors require various assumptions which imply that valuation models are subjective by nature. According to what valuation technique is used and what assumptions are made, the obtained fair value can be different.

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

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (hereafter referred to as CVA respectively DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a debit valuation adjustment. Additionally, derivatives valued at fair value are adjusted for credit risk by a credit valuation adjustment. This credit valuation adjustment is of a bilateral nature; both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING applies CVA also for pricing credit risk into new external trades with counterparties. Risk limits and controls are in place to monitor and anticipate CVA risk on a daily basis. The CVA function operates under a global risk governance, where the risk limits and controls for CVA are managed and monitored on a global level. Our approach on CVA risk management is driven by increased control, cost efficiency and the global scope of CVA.

Market Risk Management Product Control has the role to identify or challenge market data and pricing sources as well as determining the parameters that will be used in the valuation models. When using valuation techniques, identified market data and sources used for the calculations are independently challenged, reviewed and validated on a regular basis, most of it daily. In order to guarantee the highest quality and consistency in market data inputs, ING started this year migrating these activities into one single source for consistent validated market data inputs across ING. ING uses an in house developed infrastructure for this purpose and has started to upgrade this application phase-wise with enhanced validation techniques to apply to the market data obtained from external data vendors (e.g. Bloomberg, Reuters and others). ING expects to have completed the migration in 2014.

ING Group Annual Report on Form 20-F 2013	F-214

Notes to the consolidated financial statements continued

In this context, global and local parameter committees have been set up. Finance, Market Risk Management Product Control and Front Office are represented in these committees and discuss numerous topics regarding the product valuation and decide on the outcome of price testing as well as valuation adjustments.

To secure segregation of duties between Front Office and Market Risk Management Product Control, the systems for pricing and price testing are secured in order to prevent unauthorised access.

Reference is made to Note 46 ‘Fair value of assets and liabilities’ for the basis of the determination of the fair values of the financial instruments and related sensitivities.

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

Backtesting

Backtesting is a technique for the on-going monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2013, like in 2012, there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Commercial Banking. ING Bank reports the results of this backtesting to DNB on a quarterly basis.

Basel Committee/CRD III

As of 31 December 2011 the Basel requirements on Stressed VaR and the Incremental Risk Charge have come into force in European legislation (CRD III), complementing the use of VaR. ING follows this framework for its regulatory capital calculations since Q4 2011.

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

Incremental Risk Charge

With the Incremental Risk Charge (IRC) ING Bank calculates an estimate of default and migration risk for unsecuritised credit products in the trading book over a one-year capital horizon at a 99.9% confidence level. For the calculation of IRC ING Bank performs a Monte Carlo simulation based on a Gaussian copula model. For all issuers the rating is simulated over the different liquidity horizons (time required to liquidate the position or hedge all significant risks) within one year. The financial impact is then determined based on the migration to default (based on LGD), or migration to a different rating category (based on credit spread changes).

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

Event risk

Event risk is a valuable risk management tool. Event risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, MRM performs separate stressed scenario tests to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stressed scenario tests for monitoring

F-215	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

the market risk under these extreme conditions. Event risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank.

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

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus daily trading profits and losses. The overnight VaR is presented for the ING Commercial Banking trading portfolio for 2012 and 2013.

Consolidated trading VaR ING Commercial Banking 2012–2013

In EUR millions

The risk figures in the table below only relate to the CAD2 trading books for which the internal model approach is applied.

Risk Measures for Internal Model Approach Portfolios (1)
	Minimum		Maximum		Average		Year end
	2013	2012	2013	2012	2013	2012	2013	2012
Interest rate	3	4	13	21	7	10	7	4
Equity	2	3	8	9	5	5	4	4
Foreign exchange	1	1	6	6	3	3	2	2
Credit spread	2	2	4	6	3	4	3	3
Diversification (1)					–9	–9	–7	–7
Total VaR	5	5	17	28	9	13	9	7

Stressed VaR (10-day, 99%)	38	56	110	171	66	100	52	89

Incremental Risk Charge (1-year, 99.9%)	280	244	487	451	351	344	438	291

(1)	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

ING Group Annual Report on Form 20-F 2013	F-216

Notes to the consolidated financial statements continued

Average VaR was lower than in the previous year due to position changes and more volatile scenarios dropping out of the VaR calculation. The increase in IRC was largely driven by updated LGD model parameters for the Central and Local Government portfolio.

Regulatory capital

According to the Dutch regulation, regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received approval from the DNB to use an internal VaR model to determine the regulatory capital for the market risk in most trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the Basel 2.5 framework, using an internal VaR, Stressed VaR and Incremental Risk Charge model, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using standardised fixed risk weights. In 2013, capital on all trading books is performed under the Internal Model Approach, except for securitisations which are calculated under the Standardised Approach. Mismatches in FX risk from the banking books are also incorporated under the Standardised Approach.

Regulatory Capital
			2013	2012
	SVaR	VaR	Total	Total
Interest rate/Credit spread	110	36	146	252
Equity	35	14	48	64
Foreign exchange	25	9	35	68
Incremental Risk Charge			438	360

Total Internal Model Approach	170	59	667	744
Standardised model (1)			37	28

Total Regulatory Capital			704	772
Market Risk Weighted Assets (2)			9	10

(1)	Standardised model is applied to FX positions in trading and banking books and to securitisations in the trading books. Commodity exposures are treated under the internal model approach. The capital requirement for securitisations, which equals 100% of outstanding exposure amounts to EUR 1 million. The securitisation portfolio in the Trading Book is negligible.
(2)	Amounts are in EUR billions

Movement in risk levels is mainly due to changes in trading positions and less volatile markets.

Sensitivities

The following tables show the largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors.

Most important foreign exchange year-end positions
	2013		2012
Foreign exchange		Foreign exchange
Chinese Yuan	297	US Dollar	–302
US Dollar	–214	Chinese Yuan	178
Romanian Leu	46	Taiwan Dollar	151
Singapore Dollar	–21	Russian Ruble	–37
Taiwan Dollar	19	Czech Koruna	33

Most important interest rate and credit spread sensitivities at year-end
amounts in thousands of euros	2013		2012
Interest Rate (BPV (1))		Interest Rate (BPV (1))
Eurozone	–302	United States	–124
Taiwan	48	South Korea	–122
Russia	–48	Russia	–84
Romania	–27	Taiwan	80
South Korea	–25	Eurozone	64
Credit Spread (CSO1 (2))		Credit Spread (CSO1 (2))
Germany	–454	Finland	–278
France	452	Korea	–192
Netherlands	–384	Netherlands	126
Austria	–86	Russia	–119
Russia	–79	Norway	–100

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates.
(2)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

F-217	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Credit spread sensitivities per risk class and sector at year-end
amounts in thousands of euros		2013		2012
Credit Spread (CSO1 (1))		Corporate	Financial Institutions	Corporate	Financial Institutions
Risk classes
1	(AAA)	–4	–135	–4	–124
2–4	(AA)	–66	–74	–38	–65
5–7	(A)	–58	–105	–42	–247
8–10	(BBB)	–28	–48	23	–68
11–13	(BB)	–26	–37	–40	–25
14–16	(B)	–17	–9	–12	–4
17–22	(CCC and Problem Grade)	–42	–3	–47	–2
Not rated		–2	0	–1	–16

Total		–243	–411	–161	–551

(1)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

FUNDING AND LIQUIDITY RISK

Introduction

Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner.

ING Bank incorporates funding and liquidity management in its business strategy. In order to optimise its funding and liquidity risk management ING Bank has developed a funding and liquidity risk framework aimed at maximising liquidity access and minimising funding risks and costs. The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to ensure safe and sound operations under normal market circumstances and in times of crisis.

Funding and liquidity risk includes three types of risk, two under normal, and one under stress conditions:

1.	Business as usual situation:

•	Structural funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to mismatches between expected liquidity tenors of assets and liabilities

•	Customer behaviour funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to liquidity options embedded in assets and liabilities that include a client behaviour risk

2.	Stress situation:

•	Stress funding & liquidity risk: The risk an organisation may become unable to meet its financial obligations when due, because insufficient cash is available or cannot be generated in time at a reasonable costs by attracting new unsecured funding or rolling over existing funding, or selling / repo-ing assets, potentially resulting in default.

Liquidity risk can materialise both through trading and non-trading positions.

Governance

Within ING Bank, next to the Management Board Bank, staff (Risk and Finance) departments, Capital Management and the Bank Treasury function are responsible for managing funding and liquidity risk.

Bank Treasury (BT) is a 1st line function. Its main funding and liquidity responsibilities are to manage ING’s funding gap and ING’s regulatory liquidity position. Bank Treasury is ING’s primary contact to the market for long and short term funding, with exception of capital and securitisation transactions which are under the responsibility of the Capital Management function and the execution of some specific structured funding products which are executed by Financial Markets under a mandate that provides strict guidance around pricing, volumes, optionalities and tenors.

The Management Board Bank defines the funding and liquidity strategy, target funding and liquidity position and the risk appetite based on recommendations from Bank Treasury, Capital Management, Market Risk Management and Finance.

Liquidity risk management within ING Bank falls under the supervision of the ALCO function, with ALCO Bank as the highest approval authority overseeing the execution of the overall strategy set by the Board.

ALCO Bank determines the liquidity risk (limit) framework and appetite after which this is cascaded down in the organisation under the responsibility of the regional and local ALCOs. ING Bank’s liquidity risk framework is based on the three lines of defence concept, whereby risk principles are implemented, monitored and controlled in conjunction with both first and second line functions within the Bank.

The identification of liquidity risks is primarily a responsibility of the 1st line business management function.

The 2nd line Market Risk Management function is responsible for defining the governance with regard to funding and liquidity management. Next to this, Market Risk Management sets the standards for the funding and liquidity risk approach (identify, assess, control, monitor and report) and determines adequate policies and procedures for managing and monitoring liquidity risk in view of compliance with guidelines and limits.

ING Group Annual Report on Form 20-F 2013	F-218

Notes to the consolidated financial statements continued

Liquidity risk management framework

ING’s liquidity risk management framework incorporates all relevant risk principles with regard to the daily and on-going management of funding and liquidity risk. The framework contains the following key elements:

•	Liquidity risk appetite: This is set by Management Board Bank in line with ING’s complexity, business mix and liquidity risk profile and is reviewed on an annual basis by ALCO Bank and forms part of the input of business units in their medium term business plans. The defined risk appetite is allocated to the regional ALCO’s.

•	Funding: The Bank Treasury function will set and update the funding strategy and funding planning, taking into account diversification in sources and tenor of funding.

•	Intraday Liquidity Management: Bank Treasury actively manages its short term liquidity positions and risks to meet payment and settlement obligations on a timely basis under both normal and stressed conditions.

•	Collateral Position Management: Bank Treasury actively manages the liquidity risk of its collateral positions to meet ING’s collateral needs, and resources, under both normal and stressed conditions and in accordance with all internal and regulatory rules.

•	Liquidity buffers: ALCO Bank ensures that sufficient liquidity is maintained, in accordance with Bank- and regulatory rules and standards, including a buffer of unencumbered, high quality liquid assets, to withstand stress events, such as those involving the loss or impairment of both unsecured and secured funding sources.

•	Liquidity risk transfer and pricing: ALCO Bank sets and maintains a Funds Transfer Pricing (FTP) framework that optimises Bank-wide funding and liquidity risk management, whereby all business units must transfer their structural funding and liquidity risks to Bank Treasury whilst managing their own customer behaviour liquidity risk costs.

•	Stress testing: ALCO ensures that liquidity stress tests are planned, designed, conducted and reviewed, to identify sources of potential liquidity strain, to determine how these can and will be addressed and to ensure that current exposures remain within the established liquidity risk tolerance.

•	Contingency Funding Plan: ALCO ensures the design, regular test and maintenance of formal Contingency Funding planning, setting out the strategies for addressing liquidity shortfalls in emergency situations, outlining procedures to manage these situations, establishing clear lines of responsibility, and articulating clear implementation and escalation procedures.

Implementation of the framework

Liquidity risk appetite

ING’s liquidity risk appetite is expressed in a set of limits to manage the level of liquidity risk ING is willing to take in the pursuit of its strategic objectives. These limits are embedded in risk appetite statements (RAS) which reflect three pillars of addressing risk:

•	Structural sources of risk:

•	Limits on liquidity mismatches

•	Limits on exposures to short term professional money markets

•	Defining target Loan-to-Deposit ratios

•	Levels of liquidity:

•	Compliance with regulatory requirements

•	Adequate levels related to defined stress scenarios

•	Funding diversification:

•	Limiting or reducing dependency on single providers

•	Concentration limits per funding sources

Based on the above, ING Bank has defined the following funding and liquidity risk management risk appetite statements:

•	The structural mismatch in expected liquidity tenors of ING Bank’s assets and liabilities per significant currency is manageable.

•	Home/host regulatory liquidity limits should be pro-actively complied with.

•	The time-to-survive in a funding stress situation should extend over multiple quarters.

•	Funding of all longer-term assets and investments should be done by stable and longer-term liabilities.

•	Geographical dependencies with respect to intra-group funding are to be limited or decreased.

•	Diversification should be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies.

Also refer to Note 48 in which ‘Assets by contractual maturity’ are shown. The risk appetite statements are also directly linked to liquidity stress testing.

Funding

In detailing the activities of the bank regarding utilisation of professional market funding sources, the following key principles apply:

•	Maintaining adequate market access in both normal and stressed but operable market conditions.

•	Managing risk by adhering to internally and externally imposed risk limits and balance sheet ratios.

•	Optimising the cost of funding under the principles above.

With respect to funding sources, ING Bank manages its balance sheet prudently, whereby short-term funding is primarily utilised for short-term assets. The bank aims to fund all longer term assets and investments by stable and longer term liabilities. In the third quarter of 2013, the uncertainty with regard to the US debt ceiling outcome gave rise to increased monitoring of the USD positions. Monitoring and control of this funding is effectuated through a dedicated USD funding and liquidity risk framework which includes limits and measures in case of contingencies. ING Bank reviews its funding plan on at least a quarterly basis, assessing market developments and funding requirements.

F-219	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

In 2013, ING Bank had readily access to a large variety of funding sources, both short term and long term.

In the table below, the various funding sources are presented in the funding mix.

ING Bank Funding Mix
	2013	2012
Funding type
Retail deposits	46%	45%
Corporate & other deposits	23%	22%
Interbank (incl. central bank)	5%	6%
Lending/repurchase agreement	4%	3%
Public debt	20%	21%
Subordinated debt	2%	3%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Retail deposits accounted for 46% of the total funding mix, improved from 45% per 2012 year end. Ultimo 2013 the Loan-to-Deposit ratio (excluding securities at amortised costs and IABF receivable) equals 1.04 (2012: 1.13).

Intraday liquidity management

The objective of managing intraday liquidity and its risks at ING is twofold: it is focused on preventing damage to the institution’s own liquidity position, and, in light of its role in global financial markets, ING also takes into account the potential damage to other parties which can arise through chain effects in payment and securities transactions.

Collateral position management

The objective of the Collateral Management is to ascertain that ING Bank can at all times meet collateral requirements for ING’s collateral needs.

Liquidity buffers

The liquidity buffer ING Bank holds can be seen as the short end of the counterbalancing capacity, i.e. the total of available sources and measures within ING to generate liquidity, and serves as a cushion for liquidity needs under normal and stressed conditions.

The size and composition of the Liquidity buffer depends on ING Bank’s Risk Appetite (risk tolerance) and regulatory liquidity standards. In the buffer, only assets that are included that are “unencumbered” and freely available for liquidity purposes.

Bank Treasury ensures central management of all liquidity buffers within ING Bank, both buffers at Bank level and buffers at local business unit level.

The liquidity buffer is held as an insurance against a range of stress scenarios, covering the additional need for liquidity that may arise over a defined short period of time under stress conditions. ING’s minimum standards for liquidity buffers are described below:

•	When local regulatory rules require so, local liquidity buffers can be established. Although locally established, these buffers must be centrally functionally managed by the ALM function.

•	The buffer must be adequate in relation to the contractual expiry calendars and expected or planned developments

•	The size of the buffers is supported by estimates of liquidity needs performed under the Bank’s or business entity’s stress testing and be aligned with the liquidity risk appetite.

•	The liquidity buffer is composed of cash and core assets that are central bank eligible and/or highly marketable, which are not pledged to payment systems or clearing houses. For longer term buffer purposes, a broader set of liquid assets might be appropriate, subject to the Bank’s or entity’s ability to generate liquidity from them under stress, within the specified period of time.

•	The location and size of liquidity buffers reflects the Bank’s or entity’s structure (e.g. legal and geographical) and business activities.

•	The size and status of the buffers are reported to ALCO on a monthly basis.

As part of the liquidity buffer management, ING Bank also monitors the existing asset encumbrance. More information may be found in Pillar 3.

Liquidity risk transfer and pricing

Funds Transfer Pricing (FTP) is an internal measurement and allocation system that assigns a profit contribution to funds raised, lent, or invested. FTP is used within ING to transfer interest rate risk, basis risk and liquidity risk positions from commercial units to Bank Treasury. The FTP framework enables local ALCOs to set their local FTP levels and manage these risks for all internal transfers at local level. This means that these risks are transferred from the business to a separate Bank Treasury book where they can be monitored and managed more efficiently and effectively. The liquidity costs, benefits and risks are considered in the product pricing, design and offering and in every relevant Product Approval and Review Process (PARP) or deal approval and other related processes for commercial products by the business units.

ING Group Annual Report on Form 20-F 2013	F-220

Notes to the consolidated financial statements continued

Stress testing

Stress testing allows a bank to examine the effect of exceptional but plausible future events on the liquidity position of the bank and provides insight into which entities, business lines or portfolios are vulnerable to which type of risks or in which type of scenarios. Liquidity stress testing is an important tool in identifying, assessing, measuring and controlling funding and liquidity risks, providing a complementary and forward-looking perspective to other liquidity and funding risk management tools

In accordance with Dutch Central Bank guidelines, ING Bank’s liquidity positions are stress tested on a monthly basis under a scenario that is a mix between a market event and an ING Bank specific event. The outcome of stress tests is evaluated and provides input to any follow-up and additional contingency measures required.

In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, ING Bank produces several stress test reports with respect to the funding and liquidity position on a regular basis. Some of these stress tests are regulatory driven, and others are based on internal stress scenarios:

•	On a weekly basis ING reports an internal liquidity stress scenario. This report shows the development of the liquidity buffer during a 3-month-stress period, on a consolidated (bank) level and for the main entities, and split in EUR and USD.

•	On a monthly basis ING Bank reports a number of stress scenarios, either based on regulatory requirements:

•	1-month DNB liquidity buffer, according to DNB regulation

•	Liquidity Coverage Ratio (LCR), based on Basel III and CRR/CRD IV or on own defined stress scenarios.

On ad-hoc basis ING Bank has performed additional stress tests related to the funding and liquidity position. Overall, stress testing is an integral part of the liquidity and funding risk management framework and also serves as input for the contingency funding plan.

Contingency funding plan

In the contingency funding plan, contingency liquidity risk is addressed which specifically relates to the organisation and planning of liquidity management in time of stress. Within ING Bank, for contingency purposes, a specific crisis team – consisting of key Board Members, representatives from staff departments (e.g. Finance, Risk and Capital Management) and Bank Treasury – is responsible for liquidity management in times of crisis. Throughout the organisation adequate and up-to-date contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis. These contingency plans are tested on a regular basis, both centrally and at business unit level.

Regulatory developments

In 2013, there were many regulatory developments which relate to the future management of funding and liquidity. The most important one was the publication of CRR/CRD IV, setting the direction for implementation of Basel 3 requirements within Europe. As part of the implementation of the CRR/CRD IV, the EBA has the responsibility to finalise guidelines and standards with regard to monitoring and reporting, leading to a significant number of additional requirements for banks. This is also part of the upcoming reporting stage of the liquidity ratios as of the first quarter of 2014.

Another important element in 2013 was the establishment of the European Banking Union, paving the road for a Single Supervisory Mechanism (SSM) with supervision from large banks in the near future to be led out of the ECB. As part of this implementation, banks will be reviewed in 2014 (ECB Asset Quality Review) and will be involved in a stress test.

All of these developments mirror a changing landscape for banks, also on the funding and liquidity front, as current reporting and regulatory reporting lines migrate to the future settings.

NON-FINANCIAL RISK

Introduction

The Non-Financial Risk (NFR) department encompasses the operational and compliance risk management functions. It ensures appropriate risk controls in these functional areas by implementing clear and accessible policies and minimum standards which are embedded in ING Bank business processes in all divisions. The necessary infrastructure is in place to enable management to track incidents and non-financial risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing non-financial risk.

ING Bank believes that fully embedding controls preserves and enhances the trust of its customers, staff and shareholders and so is essential to building sustainable businesses. ING Bank’s Business Principles set the foundation for the high ethical standards ING Bank expects of all business activities. ING Bank’s Business Principles require all staff to conduct themselves, not only within the spirit and letter of laws and regulations, but also with integrity, whilst being open and clear, respectful, and responsible.

Governance

At all levels in the organisation Non-Financial Risk Committees (NFRCs) are established to appropriately measure, manage and monitor the operational and compliance risks of a region or business unit and to ensure that appropriate management action is taken. NFRCs, chaired by the CEO of the entity, steer the risk management activities of the first and second line of defence in their entities. The Bank NFRC is the primary approval and oversight committee for non-financial risk matters.

The Head of Non-Financial Risk is responsible for developing the framework of policies and standards within ING Bank and for monitoring the quality of non-financial risk management in the divisions. The Non-Financial Risk Dashboard provides management on regional,

F-221	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

divisional and Bank level with an overview of key risks within the NFR risk areas including compliance risks, information security risks, continuity risks, governance and control risks, fraud and unauthorised activities risks and personal and physical security risks, enabling management to focus and set priorities.

The Chief Compliance Officer (CCO) is the general manager of the compliance risk management department and the Head of the Compliance function within the Bank. This is an independent function responsible for developing and establishing the Bank-wide compliance risk management charter & framework which establishes the minimum standards for managing compliance risks. The CCO assists and supports the Management Board Bank in managing ING Bank’s compliance risks and control framework.

The non-financial risk department uses a layered functional approach within divisions to ensure systematic and consistent implementation of the Bank framework, policies and minimum standards. To avoid potential conflicts of interests, it is imperative that the staff working in the department is impartial and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level within NFR is in place. The functional reporting line has clear accountabilities with regard to objective setting, remuneration, performance management and appointment of new staff as well as obligations to veto and escalate.

Framework

ING Bank has a comprehensive framework for operational and compliance risks. This supports and governs the process of identifying, measuring, mitigating and monitoring non-financial risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set in each of the NFR risk areas and must be adhered to. Adherence to this risk appetite is monitored quarterly through the Non-Financial Risk Dashboard which reports the key non-financial risk exposures.

Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING Bank, e.g. Risk & Control Self-Assessments, scenario analysis, external events inventories, internal incident analyses (e.g. lessons learned based on information from incident reporting), key risk indicators and threat scans.

Business units and departments perform regular Business Environment Assessments (BEAs) and Risk & Control Self-Assessments (RCSAs) to identify and assess risks. These are conducted with involvement of the business and their Operational Risk, Compliance and Legal departments. Based on the results of the risk assessment, response measures must be determined for the identified risks beyond the risk appetite. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction. Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through ING Bank’s central risk management system.

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of NFR risk throughout ING Bank to ensure that ING Bank stays in control of its current and future NFR risks.

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

Main developments in 2013

Internal and external fraud

ING Bank continues its strong commitment to preventing any involvement in fraud. In line with its peers, ING Bank is exposed to many types of fraud, from internal fraud, such as the embezzlement of corporate funds, to external fraud whereby clients or others misuse the financial products of ING Bank. To mitigate the staff involvement with fraudulent payments, preventive organisational controls for payment processes have been redefined for implementation by the entities. The controls include key control testing requirements.

In the Netherlands the risk of criminal skimming activities of debit cards has been significantly mitigated in 2013. This is due to the introduction of Geo-blocking, which prevents criminals using data from skimmed cards, in combination with the EMV chip, the global standard for credit and debit payment cards. ING Bank continues to stringently monitor possible new fraud methodologies that can emerge following the introduction of new payment methods and products.

Cybercrime

Cybercrime is an increasing threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks are increasing at a global scale. In April 2013 Dutch banks, including ING Bank were targeted by Distributed Denial of Service (DDoS) attacks which resulted in some noticeable unavailability of services.

ING Group Annual Report on Form 20-F 2013	F-222

Notes to the consolidated financial statements continued

Following the establishment of a Cybercrime Task Force in 2012, ING Bank has set up a Cybercrime Resilience Program in 2013 to structurally address the cybercrime threats. Within the programme, ING Bank has defined a wide range of measures, on top of existing IT security measures, to strengthen ING’s resilience against e-banking fraud, DDoS and targeted attacks (also called Advanced Persistent Threats). To monitor and to respond to cybercrime effectively across ING Bank, a permanent central CyberCrime Emergency Response Team has been established.

ING Bank is continuously working on strengthening its global cybercrime resilience including strengthened collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Advanced Measurement Approach (AMA)

ING Bank has an Operational Risk Capital model in place in which the risk profile is closely tailored to the internal profile of ING Bank and its divisions by using scenario data for capturing severe risks and internal loss and Risk & Control Self-Assessment data for capturing day-to-day risks. The business has a strong role in assessing scenario severities and the Operational Risk Management function in validating the results. In 2013 workshops were held at the regional level and the scenario coverage has been expanded by introducing more relevant scenario topics. The internal data based calculation is combined with an external loss data (ORX) based calculation. The better scenario coverage is demonstrated for a unit of measure, the more weighting is given to scenarios in the calculation.

In April 2013 ING Bank obtained accreditation for use of its enhanced AMA model for regulatory supervision purposes. ING Bank is reporting the regulatory capital numbers on a quarterly basis. The AMA capital for the fourth quarter of 2013 amounts to EUR 2,822 million. For the fourth quarter of 2012 the AMA capital amounted to EUR 2,836 million.

Compliance risk

Compliance risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards and the ING Bank Business Principles. In addition to reputational damage, failure to effectively manage compliance risks could expose ING Bank to fines, civil and criminal penalties, and payment of damages, court orders and suspension or revocation of licenses, which would adversely impact customers, staff, shareholders and other stakeholders of ING Bank.

The compliance risk management function supports management in mitigating the compliance risks and by establishing a compliance control framework derived from laws, regulations and standards. The compliance risk management function actively educates and supports the business in managing compliance risks related, but not limited to, money laundering, terrorist financing, sanction and export control compliance, conflicts of interest, mis-selling, bribery and protection of customer interests.

ING Bank categorises compliance risk into four conduct-related integrity risk areas: client conduct, personal conduct, organisational conduct and financial conduct. ING Bank has a Whistleblower Policy which encourages staff to speak up if they know or suspect a breach of external regulations, internal policies or Business Principles.

Financial Economic Crime (’FEC‘) policy

The ING Bank FEC Policy provides a clear statement of what is required by all ING Bank entities in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC).

The ING Bank FEC Policy directly reflects relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities introduce appropriate local procedures that enable them to comply with local laws, regulations and the relevant ING Bank FEC Policy. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy prevails when the standards therein are stricter than local laws and regulations.

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are Myanmar, North Korea, Sudan, South Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

F-223	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Regulatory measures and law enforcement agencies investigations

Agreement with U.S. Authorities

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

The Agreements have expired as of 12 December 2013 and the related proceedings against ING Bank N.V. have been dismissed by the US District Court of Columbia.

Singapore

The Monetary Authority of Singapore (MAS) announced on 14 June 2013 that it has reviewed banks’ processes for setting rates for various financial benchmarks in Singapore. ING Bank participated in the setting of Non-Deliverable Forward FX rates (NDFs). MAS has found 20 banks, including ING Bank, to have deficiencies in their processes and directed the banks to adopt measures to address their deficiencies, report on the progress and requires them to hold additional statutory reserves. ING Bank fully cooperated with the review as it is committed to conducting its business with the highest levels of integrity, including strict compliance with all applicable laws, regulations and standards in each of the markets and jurisdictions in which it operates. Furthermore ING Bank has taken a number of remedial actions, amongst other actions, to enhance our procedures for submitting rates, and will continue to monitor these processes and train staff.

Main developments in 2013

ING Group Whistleblower Policy

ING Group issued a revised ING Group Whistleblower Policy. The Policy covers reports of employees about actual or suspected irregularity of a general, operational or financial nature within ING. Employees are encouraged to report any of these behaviours through the specific Whistleblowing channels, including anonymously.

Regulator relationships

Bank Compliance Risk Management continued its policy of investing in pro-active relationship building with regulators in the jurisdictions where ING Bank operates, by striving for an open two-way approach to communication and cooperation in identifying and mitigating compliance risks for ING Bank as well as seeking to contribute to the regulatory debate going forwards.

Awareness

Promoting Integrity Programme

The Promoting Integrity Programme was started in 2010 and is an innovative programme consisting of e-modules on key bank-wide topics and follow-up dialogue sessions in which managers discuss the issues raised with their teams. The programme is sponsored by board members and senior managers and is created to ensure that every employee in every part of ING understands how their actions and behaviour can help earn and retain customer and stakeholder trust. The modules consist of several case studies and real life examples which require staff to think about various aspects of the issue. Each module also starts with an opening statement from a senior manager. The topics covered in 2013 were:

•	‘Think before you post’ looking at the use of email and social media. This topic provided a way of ensuring staff were aware of the risks and clear on what they should and should not do, online or when using e-mail. The focus was on staff identifying actions that they can take to protect themselves and ING Bank.

•	‘Legal but harmful’ which highlighted the need to look beyond what is strictly legal and think about the wider implications. It challenged staff to think not just ‘can I do this?’, but ‘should I do this?’ and to think about the longer term implications of their actions.

Learning

Global education and awareness training was provided on topics such as sanctions and competition law and on other specialist topics in face to face sessions and e-learning modules. This included training in introduction programmes for new staff and talent programmes. Compliance Risk Management also continued its mandatory global Compliance Officer Training programme for all new compliance officers in ING Bank.

BUSINESS RISK

Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of business risk capital is done by calculation of two components,

I	Expense risk relates to the (in)flexibility to adjust expenses, when that is needed.

II	Customer behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The customer behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.

Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology.

ING Group Annual Report on Form 20-F 2013	F-224

Notes to the consolidated financial statements continued

RISK MANAGEMENT NN GROUP

Introduction

Risk taking is integral to the business model for insurance, investment management, and banking organisations such as NN. NN has developed and implemented a risk management structure that is designed to identify, assess, control and monitor the risks associated with its business. Through its risk management practices, NN seeks to meet its obligations to policyholders and other customers and creditors, manage its capital efficiently, and comply with applicable laws and regulations.

NN’s approach to risk management is based on the following components:

•	Risk management structure and governance systems. NN’s risk management structure and governance systems follow the ‘three lines of defence’ model, which outlines the decision-making, execution and oversight responsibilities for the implementation of NN’s risk management. These structure and governance systems are embedded in each of NN’s organisational layers, from the holding level to the individual business units.

•	Risk management framework. NN’s risk management framework takes into account the relevant elements of risk management, including its integration into NN’s strategic planning cycle, the management information generated, and a granular risk assessment.

•	Risk management policies, standards and processes. NN has a comprehensive set of risk management policies, standards and processes, which are updated regularly to align with market leading practices, applicable laws and regulations, and to changes in NN’s business and risk profile. These risk management policies, standards and processes apply throughout NN and are used by NN to establish, define, and evaluate NN’s risk tolerance levels and risk control processes and to ensure that the tolerance levels and policies are communicated throughout the organisational structure.

ORGANISATIONAL RISK MANAGEMENT STRUCTURE

Management Board and its (sub)committees

The Management Board is responsible for defining, installing, and monitoring the risk management organisation in order to ensure its control systems are effective. The Management Board or its subcommittees approve all risk management policies as well as the quantitative and qualitative elements of NN’s risk appetite. The Management Board reports and discusses these topics with the Risk Committee, which is a sub-committee of the Supervisory Board, on a quarterly basis.

While the Management Board retains ultimate responsibility for NN’s risk management, it has delegated certain responsibilities to a committee of the Management Board, the Risk and Finance Committee, which is responsible for day-to-day risk and finance related risk management decision-making, processes and controls. The Risk and Finance Committee has further delegated certain tasks to sub-committees, which advise the Risk and Finance Committee on risk and finance-related topics. These sub-committees are the Asset and Liability Committee, the Non-Financial Risk Committee, the Product Risk Committee, the Model Committee, the Finance Committee, the Investment Committee, and the Crisis Committee.

Chief risk officer

The chief risk officer of NN (the CRO) is a member of the Management Board. The CRO bears primary and overall responsibility for NN’s risk management. The CRO must ensure that both the Management Board and the Supervisory Board are at all times informed of, and understand, the material risks to which NN is exposed. Each business unit has its own chief risk officer, who reports (directly or indirectly) to the CRO.

The CRO is primarily responsible for:

•	setting risk policies;

•	formulating NN’s risk management strategy and ensuring that it is implemented throughout NN;

•	monitoring compliance with NN’s overall risk policies;

•	supervising the operation of NN’s risk management and business control systems;

•	reporting of NN’s risks and the processes and internal business controls; and

•	making risk management decisions with regard to matters which may have an impact on the financial results of NN or its reputation, without limiting the responsibility of each individual member of the Management Board in relation to risk management.

Supervisory Board and its committees

The Supervisory Board is responsible for supervising the Management Board and the general affairs of the Company and its business. For risk management purposes the Supervisory Board is assisted by two committees:

•	Risk Committee. The Risk Committee assists the Supervisory Board in supervising and advising the Management Board with respect to NN’s risk management strategy and policies.

•	Audit Committee. The Audit Committee reviews and assesses the applicable accounting standards and the Company’s compliance therewith, the going concern assumption, significant financial risk exposures, significant adjustments resulting from audit, compliance with statutory and legal requirements and regulations, tax and tax planning matters with a material impact on the financial statements, and detection of fraud and other illegal acts.

F-225	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Three lines of defence model

The three lines of defence model, on which NN’s risk management structure and governance is based, defines three risk management levels, each with distinct roles, decision authorities, execution responsibilities, and oversight responsibilities. This framework ensures that risk is managed in line with the risk appetite as defined by the Management Board, ratified by the Supervisory Board, and cascaded throughout NN.

•	First line of defence: the CEOs of the business units of NN and the other management board members of the business units have primary accountability for the performance of the business, operations, compliance and effective control of risks affecting their businesses. They underwrite the insurance products that reflect local needs and thus know their customers and are well-positioned to act in both the customers’ and NN’s best interest.

•	Second line of defence: oversight functions at the Head Office and at the business units with a major role for the risk management organisation, headed by the CRO and the corporate legal and compliance function. The membership of the CRO on the Management Board ensures that risk management issues are heard and discussed at the highest level. The CRO steers a functional, independent risk organisation, which supports the commercial departments in their decision-making, but which also has sufficient countervailing power to prevent risk concentrations and other forms of unwanted or excessive risks. These oversight functions:

•	develop the policies and guidance for their specific risk and control area;

•	encourage and objectively challenge/monitor sound risk management throughout the organisation and coordinate the reporting of risks;

•	support the first line of defence in making proper risk-return trade-offs;

•	have escalation/veto power in relation to business activities that are judged to present unacceptable risks to NN.

•	Third line of defence: corporate audit services (CAS). CAS provides an independent assessment of the standard of internal control with respect to NN’s business and support processes, including governance, risk management and internal controls.

RISK MANAGEMENT FRAMEWORK

NN’s risk management framework comprises a series of sequential steps, through which NN seeks to identify, measure and manage the risks to which it is exposed. The diagram below sets out these steps.

•	Objective setting. Business planning and priority setting is undertaken through an annual medium term planning (MTP) process, which is integrated with NN’s own risk and solvency assessment (ORSA) process. At the start of the MTP process, NN establishes strategic objectives at a holding level. Those strategic objectives are used to establish and define NN’s risk appetite, which consists of quantitative and qualitative statements defining those risks NN wishes to acquire, to avoid, to retain and/or to remove. The strategic objectives are cascaded through the enterprise and business unit plans and evaluated against the risk appetite. Targets and risk limits for the business units are derived from NN’s overall strategy and risk appetite framework.

•	Event identification. NN identifies events that may potentially impact its risk position, recognising that uncertainties exist, and that NN cannot know with certainty which events will occur and when,, or what the outcome or impact would be if it did occur. As part of event identification, NN considers both external and internal factors that affect event occurrence. External factors include economic, business, natural environment, political, demographic, social and technological factors. Internal factors reflect NN’s choices and concern such matters as infrastructure, personnel, process and technology.

•	Risk assessment. NN, centrally at the executive level and at the business unit level, considers how events identified in the previous step might affect the achievement of NN’s strategic objectives. Key risks are assessed on a regular basis and, where appropriate, this analysis is supported by models (such as for NN’s economic capital calculation; see also ‘NN’s Risk Profile—Economic capital’). NN conducts regular top-down assessments of its key risks, both at the holding level and at the level of the individual business units.

ING Group Annual Report on Form 20-F 2013	F-226

Notes to the consolidated financial statements continued

•	Risk response and control. Once a risk is assessed, NN identifies potential responses to those risks and analyses the mitigating impact of those responses. Taking into account the risk tolerances set out in the risk appetite framework NN designs its response for each assessed risk. Risk and control activities are performed throughout NN, at all organisational levels.

•	Information and communication. Communication of information is a key part of NN’s risk management framework. Risk management officers, departments, and committees within NN are informed regularly of NN’s position compared to its strategic objectives and its risk appetite to enable them to monitor developments and to timely take appropriate decisions. Comprehensive reports on NN’s financial and insurance risks, and on its non-financial risks, are prepared and discussed every quarter. These reports analyse, amongst others, developments in financial markets and their impact on NN’s capital position, the effectiveness of NN’s hedge positions, and any incidents that may have occurred.

•	Monitoring. The effectiveness of NN’s risk management itself is also monitored. Regular monitoring ensures that risk management is maintained at all organisational levels of NN and is carried out by all three lines of defence.

RISK MANAGEMENT POLICIES, STANDARDS AND PROCESSES

NN has a comprehensive set of risk management policies, standards and processes in place. These policies, standards and processes are regularly updated to align with industry practices and changes in NN’s business profile, and to comply with applicable laws and regulations. Key areas of risk management for which NN has established policies, standards and processes are set out below.

Risk appetite framework

NN’s risk appetite framework determines which risks NN wishes to take, to avoid, to retain and/or to remove. The risk appetite framework consists of qualitative and quantitative statements as to risk preferences, risk tolerances, risk limits and risk controls. The risk appetite framework is based on three key quantitative measures that aim to:

•	ensure cash capital is sufficient following a 1 in 20 annual risk sensitivity; NN quantifies this using regulatory capital sensitivities and potential capital management actions.

•	ensure economic solvency is sufficient following a 1 in 20 annual risk sensitivity; NN quantifies this risk using available financial resources/economic capital and related sensitivities. Available financial resources (AFR) is a before tax market value surplus defined as market value of assets less market value of liabilities.

•	ensure IFRS results before tax are sufficient following a 1 in 20 annual risk sensitivity; NN quantifies this risk using sensitivities on the IFRS results before tax.

In addition to the key quantitative measures, qualitative statements form part of the risk appetite framework that serve to guide risk taking for conduct in the areas of underwriting, Asset and Liability management (ALM), investing and operations. These statements support NN’s strategy, contribute to avoiding unwanted or excessive risk taking, and aim to further optimise the use of capital. The qualitative risk appetite statements are organised under the following categories:

•	Managing underwriting. Underwriting and product development is paramount to the insurance business. NN strives for appealing, easy to understand and transparent value-for-money products that can be effectively risk-managed over the expected life of the contract.

•	ALM. NN aims to match its asset portfolio to its liabilities with optimal strategic asset allocation and by limiting any mis-matches to an acceptable degree. The ALM process is integral in ensuring adequate liquidity for policyholder obligations.

•	Managing investments. NN has an appetite for investments that will provide an appropriate risk and return for NN’s policyholders and shareholders.

•	Managing operations. Under this category, NN stipulates requirements for managing reputation, business continuity, processes and controls, as well as providing a safe and engaging work environment for a competent workforce.

Risk policy framework

NN’s risk policy framework ensures that all risks are managed consistently and that NN as a whole operates within its risk tolerances. The policies/minimum standards focus on risk measurement, risk management and risk governance. To ensure that policies are efficient and effective they are governed by the risk committee structure. Potential waivers to the policies have to be approved through the respective risk committees.

Risk limits

The quantitative risk appetite statement is translated into quantitative risk limits for the business units. The business units report regularly on their risk profile compared to applicable risk appetite and risk limits.

Product approval and review process

The product approval and review process (PARP) has been developed to enable effective design, underwriting, and pricing of all products as well as to ensure that they can be managed throughout their lifetime. This process establishes requirements as to the product risk profile features to ensure that products are aligned with NN’s strategy. The PARP takes into account customer benefits and product suitability, expected sales volumes, value-oriented pricing metrics and relevant policies. It includes requirements and standards to assess risks as per the risk categories, as well as the assessment of the administration and accounting aspects of the product.

New investment class and investment mandate process

NN maintains a new investment class approval and review process (NICARP) for approving new investment classes of assets. At the holding level, NN establishes a global list of asset classes in which the business units may invest. Each business unit also maintains a local

F-227	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

asset list that is a subset of the global asset list. The local asset list includes asset allocation parameters, which prescribe the relative proportions in which the relevant business unit may invest in different asset classes, as well as asset, industry, regional, and credit concentration limits.

Own Risk and Solvency Assessment and Internal Capital Adequacy Assessment Process

NN (and each of its regulated insurance subsidiaries) produces an own risk and solvency assessment (ORSA) at least once a year. In the ORSA, NN articulates its strategy and risk appetite, describes its key risks and how they are managed, analyses whether or not its risks and capital are appropriately modelled and how susceptible the capital position is to shocks through stress and scenario testing. Stress testing examines the effect of exceptional but plausible scenarios on the capital position of NN. Stress testing can also be initiated outside ORSA, either internally or by external parties such as De Nederlandsche Bank (DNB) and European Insurance and Occupational Pensions Authority (EIOPA). The ORSA includes an overall assessment of NN’s solvency position in light of the risks it holds. NN’s banking and investment management operations, at least once a year, run an internal capital adequacy assessment process (ICAAP) in conformity with Basel II requirements. ICAAP tests whether current capital positions are adequate for the financial risks that the relevant NN entities bear.

IFRS reserve adequacy test

All of NN’s operating insurance entities need to ensure that their IFRS insurance reserves are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. The reserve adequacy test is executed by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin to ensure that the reserves remain adequate based on these assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets, anticipated new premiums and reinvestment rates in relation to maturing assets.

Non-financial risk dashboard

Non-financial risks are monitored through the non-financial risk dashboard (NFRD) process at all levels in the organisation. The NFRD is one tool which provides management at all organisational levels with information about key operational, compliance and legal risks and incidents. The exposure of NN to non-financial risks is regularly assessed through risk assessments and monitoring. After identification of the risks, each risk is assessed as to its likelihood of occurrence as well its potential impact should it occur. Actions required to mitigate the risks are identified and tracked until the risk is either reduced, if such a reduction is possible, or accepted as a residual risk if the risk cannot be mitigated.

Model governance and validation

NN’s model governance and validation function seeks to ensure that NN’s models achieve their intended purpose. Models and their disclosed metrics are approved by the Model Committee. The findings of the model validation function are also reported regularly to the Model committee. This committee is responsible for modelling policies, processes, methodologies, and parameters which are applied within NN. Furthermore, the model validation function carries out validations of internal models related to Solvency II. To ensure independence from the business and other risk departments, the model validation department head reports directly to the CRO.

Recovery planning

NN has determined a set of measures for early detection of and potential response to a crisis should it occur. These include monitoring indicators which are expected to provide early-warning of emerging crises, advance preparation of options to raise or release capital, and allocation of roles and responsibilities in case of a crisis, and other practical arrangements that may be required depending on the type of crisis.

ING Group Annual Report on Form 20-F 2013	F-228

Notes to the consolidated financial statements continued

RISK PROFILE

Main types of risks

The following principle types of risk are associated with NN’s business:

•	Insurance risk. Insurance risks are the risks related to the events insured by NN and comprise actuarial and underwriting risks such as mortality, longevity, morbidity, and non-life insurance risks, which result from the pricing and acceptance of insurance contracts.

•	Business risk. Business risks are the risks related to the management and development of the insurance portfolio but excludes risks directly connected to insured events. Business risk includes policyholder behaviour risks and expense risks. Business risks can occur because of internal, industry, or wider market factors.

•	Market and credit risk. Market risk is the risk of potential losses due to adverse movements in financial market variables. Counterparty default risk is the risk of potential losses due to default by NN’s debtors (including bond issuers), trading counterparties or mortgage holders. In relation to market and credit risk, NN distinguishes between its general account businesses and its separate account businesses.

•	General account businesses. The general account businesses are those in which NN bears the market and credit risk. NN’s earnings from the general account businesses depend not only on underwriting, but also on the performance of NN’s investment portfolio. The general account includes NN’s life insurance and non-life insurance businesses. Market and credit risks include (i) equity risk, (ii) real estate risk, (iii) interest rate risk, (iv) credit spread risk, (v) counterparty default risk and (vi) foreign exchange risk.

•	Separate account businesses. The separate account businesses are those in which the policyholder bears the market and credit risk. NN’s earnings from the separate account businesses are primarily driven by fee income. However, in the case of variable annuities and the guaranteed separate account pension business in the Netherlands, NN retains risk associated with the guarantees provided to its policyholders. Businesses in this category are (i) the variable annuities (VA) portfolio, (ii) the group pension business in the Netherlands for which guarantees are provided, and (iii) other separate account business, primarily the unit linked business.

•	Liquidity risk. Liquidity risk is the risk that one of NN’s entities does not have sufficient liquid assets to meet its financial obligations when they become due and payable, at reasonable cost and in a timely manner.

•	Operational risk. Operational risk is a non-financial risk that includes direct or indirect losses resulting from inadequate or failed internal processes (including as a result of fraud and other misconduct), systems failure (including information technology and communications systems), human error, and certain external events.

•	Compliance risk. Compliance risk is the risk of impairment of NN’s integrity. It is a failure (or perceived failure) to comply with NN’s Business Principles and the Compliance Risk-related laws, regulations and standards that are relevant to the specific financial services offered by a business or its ensuing activities, which could damage NN’s reputation and lead to legal or regulatory sanctions and financial loss.

Economic capital

Economic capital is NN’s internal measurement of the amount of capital required for the risks that NN is exposed to through its balance sheet, its business and its daily operations.

NN determines economic capital as the amount of additional assets it must hold above the market value of its liabilities in order to withstand adverse movements in one year, based on a 99.5% level of confidence and before any adjustment for tax impact. A 99.5% level of confidence means that NN would be able to fulfil its obligations to its policyholders without requiring additional capital in 199 out of 200 annual scenarios. NN’s economic capital is calculated in three steps.

•	In the first step, NN models the market and credit risks to which NN’s balance sheet is exposed using 50,000 stochastic real-world scenarios over a one-year time horizon, which are calibrated to historically observed market data. The model then quantifies the extent to which NN’s assets must exceed its liabilities to ensure it is able to fulfil its policyholder obligations at a 99.5% level of confidence. This constitutes the economic capital for market and credit risk.

•	In the second step, NN models insurance and business risk by defining stress scenarios at a 99.5% confidence interval using empirical data, when available, and expert judgement on the characteristics of NN’s portfolio. With regards to longevity and expense risk, these stress scenarios are measured over a multi-year horizon. Mortality, morbidity, and property and casualty (P&C) risks are measured over a one-year horizon. These measurements are made at the individual business unit level and are modelled to capture the offsetting of certain risks, which occurs where certain risk events preclude the possibility of others. For example, if risk capital is based on the risk event that people will live longer (longevity risk), then the risk event that the same people will die earlier (mortality risk) is precluded. These risks are also aggregated with each other, as well as with the market and credit risk calculated in step one, using correlations based on expert judgement. As a result of this aggregation, the economic capital for the aggregate risk is less than the sum of the economic capital for the individual risks because the probability of all of the various risks materialising concurrently is less than 0.5%. This difference is the diversification benefit, reflecting the benefits of NN’s risk pooling.

•	In the third step, NN adds economic capital for operational risks and for business units that are not reflected in the internal model, without recognising any further diversification benefit. The economic capital for operational risk is based on the draft of the standard formula set out in Solvency II. Certain business units do not form part of NN’s internal model. Depending on the type of business, the economic capital for these business units is approximated using commercial capital requirements, the Insurance Group Directive, local regulatory capital requirements or IFRS equity net of intangibles. See ‘-Economic capital for entities outside of NN’s internal model’.

NN’s internal model uses, among others, statistics, observed historical market data, insurance policy terms and conditions, and NN’s own judgment, expertise and experience, and includes assumptions as to the levels and timing of payment of premiums, benefits, claims, expenses, interest rates, credit spreads, investment portfolio performance (including equity market and debt market returns), longevity,

F-229	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

mortality, morbidity and product persistency, and customer behaviour (including with respect to surrenders or extensions). NN follows strict governance, periodically revisiting these assumptions and regularly challenging them. NN also models risk to regulatory capital and IFRS results using models. As such, NN’s economic capital calculations and risk sensitivities should be considered as estimates.

The table below sets out NN’s economic capital by risk category as at 31 December 2013 and 2012, respectively.

Economic capital by risk category
	2013	2012
Insurance risk	1,697	1,918
Business risk	2,128	2,539
Market and credit risk: General account	3,211	3,214
Market and credit risk: Separate account	964	930
Diversification benefit between risk categories	-2,505	-2,783

Total modelled risk insurance operations	5,495	5,818
Operational risk	531	566
Economic capital of other business; NN Bank, IIM units on local required capital levels and other non-modelled	988	2,335

Total	7,014	8,719

The following sections will explain the risk profile, risk mitigation and risk measurement of all the categories above except for the diversification benefits between the different risk categories. Diversification benefits are recognised both on the risk category level (reflecting, for instance, diversification benefits between different countries, and diversification benefits between different risks within a particular risk category), as well as diversification benefits between risk categories. The diversification benefit between insurance risk, business risk, and market and credit risk of both the separate and general account decreased from 2012 to 2013. Insurance and business risks diversify well with each other and also with the market and credit risks, and in 2013 the reduced exposure to insurance and business risk resulted in an overall lower diversification benefit for NN.

The overall economic capital for NN decreased by over EUR 1.7 billion from 2012 to 2013 primarily because NN sold most of the Asian business units. This is further explained in the ‘Economic capital for entities outside NN’s internal model’ section.

Impact of scope change on economic capital for 2012

The 2012 economic capital numbers have been updated to reflect the change in scope from Insurance Europe as reported in the 2012 Annual Report to numbers comparable to those reported for 2013.

Economic capital 2012 comparable in scope to 2013
2012
As reported for ING Insurance EurAsia (excluding discontinued operations) in 2012	5,868
Changes in model and methodology	438
Include Japan Life and Japan Closed Block VA as modelled business after diversification	689
Include the other Asian held-for-sale business units as unmodelled business	1,504
Include legacy units and holding as unmodelled business	220

Economic capital for 2012 for NN Group	8,719

In 2013, NN continued to refine and update the internal model to prepare for the Solvency II Directive, increasing economic capital by EUR 438 million. Modelling changes included updates to the correlation matrix and a more granular modelling of asset risk.

Also, Japan Life and Japan Closed Block VA businesses were classified as discontinued operations until 4th quarter 2013 and therefore were not included in the scope of NN’s 2012 risk disclosures. The scope of the current disclosure includes the Japan Life and Japan Closed Block VA businesses, which were modelled using the internal model after diversification. The Asian held for sale insurance businesses for which transactions have been concluded during 2013 are included in the adjusted 2012 figures using 150% of the Solvency I requirements. The economic capital of other entities that are part of NN but were not reported in 2012 as part of ING Insurance Eurasia have been approximated with IFRS equity, as they were held for sale.

Solvency II

In 2013 NN continued the internal model pre-application process with regulators in order to ensure the model is approved as an internal model under the Solvency II regulations and is fit for local use in all of its regulated entities. Over the course of 2014, NN intends to move its economic capital calculations to full Solvency Capital Requirements (SCR), in accordance with the current draft of the Solvency II Directive. Differences in the calculation of SCR compared to current calculations of economic capital can arise from Omnibus II Directives, in particular related to long term guaranteed business. NN’s economic capital ratio, calculated as available financial resources/economic capital will be adjusted to own funds/SCR.

ING Group Annual Report on Form 20-F 2013	F-230

Notes to the consolidated financial statements continued

The table below provides a summary of the largest expected differences in the calculation methodology of available and required capital from the current internal methodology to Solvency II, as interpreted by NN. Several of the Solvency II items have not yet been defined well enough to provide a reliable estimate of the impact, but each one could potentially be material.

	Available capital		Required capital
	Current Available financial resources	Solvency II Own funds	Current Economic capital	Solvency II capital requirement (SCR)
Last liquid point (1)	20 years	20 years	30 years	20 years
Illiquidity adjustment	Illiquidity premium	Volatility balancer / matching adjustment	Illiquidity premium	Volatility balancer / matching adjustment
After tax	No	Yes	No	Yes
Credit risk adjustment	No	Yes	No	Yes
Contract boundaries (2)	Internal model	Solvency II regulation	Internal model	Solvency II regulation
Loss absorption of taxes and fungability	Full capital fungability assumed	After tax and fungability is restricted	Full capital fungability assumed	Test the loss absorption capacity
Risk Margin	Market Value Margin based on internal approach	Less diversification recognised than internal approach	Not applicable	Not applicable
Supervisory Action	Not applicable	Not applicable	Not applicable	Potential for capital add-on

(1)	The last liquid point is the last point on the swap curve considered to be liquid and is used to define the discount rate under Solvency II.
(2)	The future date at which a policy may be terminated or varied in such a way that, pursuant to the expected requirements of Solvency II, cash flows from premiums may not be recognised.

INSURANCE RISK

Insurance risks are the risks related to the events insured by NN and comprise actuarial and underwriting risks such as mortality, longevity, morbidity, and non-life insurance risks, which result from the pricing and acceptance of insurance contracts.

Risk profile

Mortality risk occurs when claims are higher due to higher mortality experience (for instance in relation to term insurance). Longevity risk is the risk that insured persons live longer than expected due to mortality improvements. While NN is exposed to both longevity and mortality risks, these risks do not fully offset one another as the impact of the longevity risks in the pension business in the Netherlands is significantly larger than the mortality risk in the other businesses, not only due to the size of the business but also due to the current low interest rate environment. Changes in mortality tables impact the future expected benefits to be paid and the present value of these future impacts is reflected directly in measures like available financial resources and available regulatory capital in the Netherlands. Longevity risk exposes NN primarily to mortality improvements and the present value impact is larger when interest rates are low.

NN’s morbidity risk lies in health insurance which pays out a fixed amount, reimburses losses (e.g. loss of income), or pays for expenses of medical treatment related to certain illness or disability events. The main exposures to morbidity risks within NN are the disability insurance policies underwritten in Netherlands Non-Life, the health and accidental death covers within the Corporate Owned Life Insurance business in Japan Life, and the healthcare insurance business in Greece.

The Netherlands Non-Life portfolio also includes Property & Casualty products covering risks such as fire damage, car accidents, personal and professional liability, windstorms, hail, and third party liabilities.

Risk mitigation

Proper pricing, underwriting, claims management, and diversification are the main risk mitigating actions for insurance risks.

By expanding insurance liabilities to cover multiple geographies, product benefits, lengths of contract, and both life and non-life risk, NN reduces the likelihood that a single risk event will have a material impact on NN’s financial condition.

Management of the insurance risks is done by ensuring that the terms and conditions of the insurance policies that NN underwrites are correctly aligned with the intended policyholder benefits to mitigate the risk that unintended benefits are covered. This is achieved through NN’s underwriting standards, product design requirements, and product approval and review processes.

Insurance risks are diversified between business units. Risk not mitigated by diversification is managed through concentration and exposure limits and through reinsurance:

•	tolerance limits for non-life insurance risks are set by line of business for catastrophic events and individual risk; for instance, every year Netherlands Non-Life and ING Re reinsure windstorm catastrophe risks. As windstorm risk diversifies well with other risks taken by NN, from 2014 NN has increased its tolerance level for this risk and decreased the re-insurance cover for windstorm catastrophe risk;

•	tolerance limits for life insurance risks are set per insured life and significant mortality events affecting multiple lives such as pandemics;

•	reinsurance is used to manage risk levels (such as morbidity reinsurance in the COLI business in Japan Life). Reinsurance creates credit risk which is managed in line with the reinsurance credit risk policy of NN, and;

•	NN participates in industry pools in various countries to mitigate the risk from terrorism.

F-231	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Risk measurement

The table below sets out NN’s economic capital for insurance risk as at 31 December 2013 and 2012, respectively.

Economic capital for insurance risk
	2013	2012
Mortality (including longevity)	1,556	1,805
Morbidity	380	385
P&C	429	367
Diversification benefit	–669	–639

Total	1,696	1,918

The economic capital for insurance risks is dominated by mortality risk, in particular by longevity risk in the Netherlands pension business. The economic capital amount related to longevity risk is also highly sensitive to the level of interest rates. The decrease in the mortality risk capital was mainly caused by a decrease in longevity risk capital because of the increase of the discount curve in 2013 and by surrenders and contract changes of defined benefit pension contracts. The morbidity risk is primarily due to Netherlands Non-Life illness and disability contracts, as well as Netherlands Life and Japan Life.

The P&C risk is primarily underwritten by Netherlands Non-Life and partially reinsured by ING Re. The higher windstorm catastrophe risk retention level for 2014 resulted in an overall increase in economic capital for P&C risk.

BUSINESS RISK

Business risks are the risks related to the management and development of the insurance portfolio but excludes risks directly connected to insured events. Business risk includes policyholder behaviour risks and expense risks. Business risks can occur because of internal, industry, or wider market factors.

Risk profile

Policyholder behaviour risk

Policyholder behaviour risk is the risk that policyholders use options available in the insurance contracts in a way that is different from that expected by NN. Depending on the terms and conditions of the insurance policy and the laws and regulations applicable to the policy, policyholders could have the option to surrender, change premiums, change investment fund selections, extend their contracts, take out policy loans, make choices about how to continue their annuity and pension savings contracts after the accumulation phase, or even change contract details. As a result, over the life of an insurance policy, a policyholder may seek to change the terms of that policy, and NN may consult with the relevant customer with a view to verifying that the relevant policy remains suitable for the policyholder, sometimes resulting in changes to the relevant insurance policy. Policyholder behaviour therefore affects the profitability of the insurance contracts. The risk that policyholders maintain their contracts longer than NN has assumed is specific to the variable annuity business when guarantees are higher than the value of the underlying policyholder funds, the pension business in the Netherlands, and the older higher interest rate guaranteed savings business in Europe. The risk that policyholders hold their contracts for a shorter period than NN has assumed relates to the life business in Japan and the unit linked businesses in the Central and Eastern European businesses

Changes in tax laws and regulations can affect policyholder behaviour, particularly when the tax treatment of their products affects the attractiveness of these products for customers. For instance, changes in tax treatment may affect the tax efficiency of the products of the Japan Life corporate-owned life insurance (COLI) business.

The available regulatory capital in the Netherlands and the economic capital calculations for policyholder behaviour risk take into account the present value impact of changes in assumptions.

A change in policyholder behaviour assumptions would result in an immediate change in the present value of the liabilities used to determine Available Financial Resources, IFRS result before tax for variable annuities, and available regulatory capital in the Netherlands.

Expense risk

Total administrative expenses for NN in 2013 amounted to EUR 1,842 million. Part of these expenses is variable, depending on the size of the business and sales volumes, and part are fixed and cannot immediately be adjusted to reflect changes in the size of the business. Expense risk relates primarily to the fixed part of NN’s expenses, and is the risk that actual per policy expenses in the future exceed the assumed per policy expenses. A significant portion of the fixed expenses is incurred in the closed block operations of Netherlands Life, where NN is exposed to the risk that the overheads relating to IT administration systems will remain constant, or even increase, while the number of policies in the in-force book gradually decreases, leading to a per policy expense increase.

A change in expense risk assumptions, though it would be reflected over time through IFRS result before tax, would result in an immediate change in the present value of the liabilities used to determine Available Financial Resources and available regulatory capital in the Netherlands.

ING Group Annual Report on Form 20-F 2013	F-232

Notes to the consolidated financial statements continued

Risk mitigation

Policyholder behaviour risk

Policyholder behaviour risks are managed through the product development, product approval and review processes and by ensuring that appropriate advice is given to the customer, not only at the point of sale but also during the lifetime of the product. The policyholder behaviour experience of in force policies is assessed at least annually.

As part of its strategy, NN has put several programs in place to own and improve the customer experience. These programs seek to improve the match between customer needs and the benefits and options provided by NN’s products and, over time, to improve NN’s understanding and anticipation of the choices policyholders are likely to make, thereby decreasing the risk of a mismatch between actual and assumed policyholder behaviour.

Expense risk

Several initiatives have been put in place to manage expenses, such as the restructuring of Netherlands Life and NN’s head office in the Netherlands. These initiatives also seek to convert fixed expenses into variable expenses so that expenses vary in accordance with the size of the in-force portfolio. This is particularly relevant for the closed blocks of business, the Dutch individual life and the Japan Closed Block VA businesses.

Risk measurement

The table below sets out NN’s economic capital for business risk as at 31 December 2013 and 2012, respectively.

Economic capital for business risk
	2013	2012
Policyholder behaviour	1,096	1,400
Expense	1,388	1,663
Diversification benefit	–356	–525

Total	2,128	2,538

The main contributors to policyholder behaviour risk in 2013 are the corporate owned life insurance business in Japan Life, Netherlands Life, the unit linked business in Europe, and the Japan Closed Block VA. Economic capital for policyholder behaviour risk decreased due to the increase of the discount curve in Netherlands Life and the weakening JPY.

Over 80% of the expense risk capital is driven by Netherlands Life. The economic capital amount related to expense risk in Netherlands Life is sensitive to the level of interest rates, and the decrease in the expense risk capital was primarily attributable to the increase of the discount curve in 2013, together with a decrease in overall expenses.

The diversification in business risk is driven by the fact that policyholder behaviour and expense risk are largely uncorrelated and therefore receive a benefit given the low likelihood that they will both occur concurrently.

F-233	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

MARKET AND CREDIT RISK: GENERAL ACCOUNT

Market and credit risks are the risks related to the impact of financial markets on NN’s balance sheet. In relation to market and credit risk, NN distinguishes between its general account and its separate account. The table below sets out NN’s asset class market values for the general account as at 31 December 2013 and 2012 (in this table derivatives are excluded and specific risk management asset classifications and valuations are applied). 2012 figures are on a comparable basis to 2013.

General Account Assets
	Market Value	% of total	Market Value	% of total
	2013		2012
Fixed income	79,473	83%	79,104	83%
Government bonds	44,251	46%	50,831	53%
Financial bonds	4,452	5%	5,845	6%
Corporate bonds	6,453	7%	7,503	8%
Asset Backed Securities	7,199	7%	7,267	8%
Mortgages	14,218	15%	5,398	6%
Other Loans	2,900	3%	2,260	2%
Non-Fixed income	10,436	11%	10,017	10%
Common & Preferred Stock	2,500	3%	2,087	2%
Private Equity	943	1%	855	1%
Mutual Funds	2,336	2%	2,020	2%
Real Estate	4,657	5%	5,055	5%
Cash	6,749	7%	6,778	7%

Total Investments	96,657	100%	95,898	100%

The economic capital for the fixed income bonds is calculated within spread risk and the economic capital for the fixed income loans (to the extent applicable) within counterparty default risk. For the non-fixed income assets, equity and real estate, NN uses asset-specific risks to calculate economic capital.

The table below sets out NN’s economic capital for the general account as at 31 December 2013 and 2012, respectively.

Economic capital general account
	2013	2012
Equity risk	1,406	1,162
Real estate risk	744	807
Interest rate risk	262	194
Credit spread risk net of illiquidity premium offset	2,234	2,521
Foreign exchange risk	213	377
Inflation risk	51	8
Counterparty default risk	519	354
Diversification benefit	–2,219	–2,208

Total	3,210	3,215

Market and credit risk of the general account is dominated by credit spread and equity risk. Whilst there were significant movements in the underlying risks, overall the economic capital for market and credit risk remained fairly stable. The inflation risk relates to the disability business of Netherlands non-life.

The following sections provide more detail per risk type.

Equity risk

Equity risk in the general account is due to impact of changes in prices of directly held equities and equity derivatives such as futures and options.

Risk profile

The table below sets out NN’s general account equity assets as at 31 December 2013 and 2012, respectively.

General account equity assets
	2013	2012
Common & Preferred Stock	2,500	2,087
Private Equity	943	855
Mutual Funds	2,336	2,020

Total	5,779	4,962

ING Group Annual Report on Form 20-F 2013	F-234

Notes to the consolidated financial statements continued

Overall equity exposure increased due to positive revaluations and net purchases of equities in line with strategic asset allocation.

The equity investments held in the Netherlands are part of the so-called ‘5% holdings’, in which investors who hold 5% or more of the outstanding shares of a stock receive favourable tax treatment in the Netherlands. About EUR 2.3 billion is invested in these 5% holdings. For these equity investments, NN may not be able to liquidate its position quickly because of the size of these holdings.

NN invests in private equity through its holding of Parcom Capital Management. Parcom Capital Management is a captive mid-market private equity firm active in the Netherlands, France and Germany.

Price changes in equity holdings and equity-related derivatives are directly reflected in Available Financial Resources, the IFRS balance sheet and in the regulatory available capital in the jurisdictions in which NN has general account equity holdings. Only value movements of derivatives and impairments of equity holdings are reflected in the IFRS result before tax.

Risk mitigation

Equity exposures belong to a well-diversified asset portfolio of an insurance company with long term illiquid liabilities. The concentration risk on individual issuers is mitigated under relevant investment mandates.

From time to time, NN protects the downside risk of the general account equity portfolio by buying put options and other hedge instruments. The most recent occasion on which NN did so was during the euro crisis in 2011-2012.

Risk measurement

Economic capital for equity risk in the general account increased from EUR 1,162 million in 2012 to EUR 1,406 million in 2013. This exposure includes mutual funds with both fixed income and equity underlying positions. On a look-through basis in the overall exposure, the weighting of equities, which requires a higher economic capital than fixed income investments, increased due to stock market developments. Real estate risk

Real estate risk is the risk of loss of market value of real estate assets due to a change in rental prices, required investor yield, or other factors.

Risk profile

NN’s general account real estate exposure decreased from EUR 5,055 million at 31 December 2012 to EUR 4,657 million as at 31 December 2013. The real estate exposure is mainly present in Netherlands Life and Netherlands Non-Life. NN has two different categories of real estate: (i) investments in real estate funds and real estate directly owned, and (ii) investments in buildings occupied by NN. Several of the real estate funds owned by NN include leverage and therefore the actual real estate exposure is larger than NN’s positions in these funds. During 2013, the gross real estate exposure decreased mainly as a result of market value decreases.

The general account real estate portfolio is held for the long term and is illiquid. Furthermore there are no hedge instruments available in the market to effectively reduce the impact of market volatility.

The table below sets out NN’s real estate exposure by sector type excluding leverage as at 31 December 2013 and 2012, respectively. Real estate is valued at fair value in the economic capital model and the available regulatory capital calculations in the Netherlands. Fair value revaluations of 53% of the real estate portfolio directly affect the IFRS result before tax.

General account real estate assets by sector
	Revalued through P&L	Not revalued through P&L	Revalued through P&L	Not revalued through P&L
	2013		2012
Residential	3%	17%	2%	17%
Office	10%	9%	14%	10%
Retail	30%	9%	28%	7%
Industrial	9%	0%	8%	0%
Other	2%	12%	3%	11%

Total	54%	47%	55%	45%

Risk mitigation

Real estate exposures belong to a well-diversified asset portfolio of an insurance company holding long term illiquid liabilities. The concentration risk on individual issuers is mitigated under relevant investment mandates.

Risk measurement

Economic capital for real estate risk decreased from EUR 807 million at year-end 2012 to EUR 744 million at year-end 2013 due to reduced real estate exposures and lower leverage in the real estate funds.

F-235	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Interest rate risk

Interest rate risk is the impact of interest rate changes on available capital as a result of the associated change in the value of the assets and liabilities. NN generally uses swap curves as benchmark interest rate curves when assessing interest rate risk.

Risk profile

The table below provides an overview of NN’s general account undiscounted policyholder liability cash flows (net of expenses and commissions) by maturity.

General account liabilities’ annual undiscounted cash flows (net of expenses and commissions) (1)
	Liabilities originated in
	Eurozone EUR		Japan JPY (2)		Other Currencies (2)
Maturities	2013	2012	2013	2012	2013	2012
0-1	–4,627	–4,010	222	138	–183	–143
1-2	–4,148	–3,971	–84	–174	–177	–306
2-3	–5,235	–4,317	–307	–329	–168	–209
3-5	–7,452	–7,356	–870	–938	–352	–561
5-10	–15,076	–15,109	–2,204	–2,285	–786	–927
10-20	–23,545	–23,219	–2,357	–2,718	–1,087	–1,208
20-30	–15,422	–15,977	–907	–973	–413	–489
30+	–14,752	–16,976	–577	–515	–82	–95

Total	–90,257	–90,935	–7,084	–7,794	–3,248	–3,938

(1)	The ‘minus’ sign in the table mean cash outflow from NN to the policyholders
(2)	Japan and Other liabilities are presented at constant FX of 31 December 2013. Other includes CZK, HUF, PLN, RON, and USD.

To effectively match its assets to liabilities, NN looks at the undiscounted liability cash flows and then determines which assets to purchase to reduce interest rate risk. As can be seen in the table, the EUR denominated liabilities have a significant amount of long-term liability cash flows, which relate primarily to the pension business in the Netherlands.

Liability valuations depend on the discount rate applied and are sensitive to movements in that discount rate, particularly given that approximately one third of the liability cash outflows occur from year 20. Different policyholder liability discount rates apply depending on the accounting or regulatory framework; thus, the interest rate risk differs by accounting regime.

•	IFRS result before tax. Under IFRS-EU, NN values its general account policyholder liabilities using a discount rate that is set when the policies are sold, and subjects them to a reserve adequacy test using current interest rates. As a result, changes in interest rates do not affect IFRS earnings through liability valuations, unless the adequacy of the reserves of a segment falls below the 50th percentile level. As of 1 January 2014, NN’s reserves for all segments are adequate at the 90th percentile. Apart from a few exceptions, interest rate movements do not impact IFRS result before tax as investment income for fixed income assets is recorded as amortised cost value. A few derivative instruments not subject to hedge accounting could cause volatility in IFRS result before tax due to interest rates. See ‘-IFRS result before tax sensitivities’.

•	Available regulatory capital (outside the Netherlands). For the purposes of available regulatory capital in all jurisdictions outside the Netherlands in which NN operates, general account policyholder liabilities are valued at a single discount rate set when the policies are sold. General account fixed income assets are typically held at the same value as is reported on the IFRS balance sheet, although in several jurisdictions such as Japan, Spain and Greece, certain assets can be held at amortised cost on the regulatory balance sheet. Changes in interest rates affect available regulatory capital in these jurisdictions when fixed income assets are valued at market value, and the liability valuations are insensitive to interest rate movements

•	Available regulatory capital (Netherlands). For the purposes of available regulatory capital in the Netherlands, general account policyholder liabilities are measured at fair market value based on the DNB swap curve. In 2013 NN moved from the discount curve based on the ECB AAA yield curve to the DNB swap curve, which, amongst other things, is more liquid and less subject to dislocations. Since mid-2012, the DNB curve has been adjusted to include an ultimate forward rate (UFR), extrapolating the curves beginning in year 20 to an ultimate forward rate of 4.2% at year 60. General account fixed income assets are held at market value, thereby creating interest rate sensitivities in the available regulatory capital, which are the same as the liability sensitivities for matching cash flows up to 20 years. However, mismatches occur for longer-term cash flows due to the application of the UFR.

•	Economic capital. To determine economic capital, NN uses a swap curve plus an illiquidity premium to discount the insurance liabilities. The illiquidity premium is treated as part of the credit spread risk. NN extrapolates the EUR swap curve from the 30 year point onwards to the UFR, as swap markets tend to be highly illiquid for durations longer than 30 years. To determine economic capital, all assets are valued at market value and therefore subject to interest rate risk. The economic capital for interest rate risk therefore primarily depends on the level of cash flow matching between assets and liabilities.

Risk mitigation

NN hedges its economic interest rate exposure by investing in long-term bonds matching liability maturities and further reduces the remaining interest rate gap through purchases of receiver swaps and swaptions. Interest rate risk is also mitigated through a disciplined pricing and renewal strategy in the Dutch corporate pensions business.

ING Group Annual Report on Form 20-F 2013	F-236

Notes to the consolidated financial statements continued

Risk measurement

The Economic capital for general account interest rate risk increased from EUR 194 million at year-end 2012 to EUR 262 million at year-end 2013. This economic capital is small relative to the general account insurance provisions, due to effective ALM and interest rate hedges. The increase in capital is modest for the total balance sheet size and reflects a small reduction in asset duration.

Credit spread risk

Credit spread risk reflects the impact of credit spreads widening due to increased default expectation, illiquidity and any other risk premiums priced into the market value of bonds. Credit spread risk takes into account both the impact on the asset side as well as the corresponding interaction with the general account liabilities.

Risk profile

The nature of long-term insurance liabilities gives insurers the potential to hold fixed income assets even in adverse market conditions, thereby continuing to receive the coupons and the principal amount at maturity. Credit spread risk materialises in different ways depending on the different valuation curves used to discount assets and liabilities in order to determine these metrics.

•	IFRS result before tax. Market value movements of general account fixed income assets do not impact the IFRS result before tax as the assets are classified as available for sale. Therefore, there is no sensitivity to credit spread risk in IFRS result before tax. However fixed income securities might be subject to impairments under IFRS, affecting the IFRS result before tax.

•	Available regulatory capital (outside the Netherlands). For the purposes of available regulatory capital in all jurisdictions outside the Netherlands in which NN operates, general account fixed income assets are typically held at the same value as is reported on the IFRS balance sheet, although in several jurisdictions such as Japan, Belgium, Spain and Greece, certain assets can be held at amortised cost on the regulatory balance sheet. In those cases where assets are held at fair, value credit spreads affect available regulatory capital through fixed income asset valuations, whereas the liability valuations are insensitive to credit spread movements.

•	Available regulatory capital (Netherlands). On the regulatory capital balance sheet, general account fixed income assets are held at market value, thereby creating credit spread sensitivities in the available regulatory capital. The long duration of NN’s fixed income assets amplifies the impact of credit spread sensitivities. By contrast, the liabilities are not sensitive to credit spread movements.

•	Economic capital. To determine economic capital, general account fixed income assets are held at market value, thereby creating credit spread sensitivities. Just as in the available regulatory capital (Netherlands), the long duration of NN’s fixed income assets amplifies the impact of credit spread sensitivities for economic capital. The discount rate to value the insurance liabilities consists of the swap rate plus an illiquidity premium. NN uses the spreads of a covered bond index to determine the illiquidity premium at a given point in time. The fact that the bonds are fully collateralised means that there is limited credit risk in relation to these bonds. Any spread movements in the covered bond index therefore represent illiquidity related to demand and supply characteristics and/or market sentiment at any point in time. As NN does not invest in the covered bond index to back the general account liabilities, there can be mismatches between illiquidity experienced on NN’s own assets and the illiquidity depicted by the covered bond index.

The table below sets out the market value of NN’s general account fixed-income bonds which are subject to credit spread risk by type of issuer at 31 December 2013 and 2012, respectively.

General account fixed-income bonds by type of issuer (1)
	Market Value		Percentage
	2013	2012	2013	2012
Government Bonds	44,251	50,831	71%	71%
Asset Backed Securities	7,199	7,267	12%	10%
Financial Institutions	4,452	5,845	7%	8%
Utilities	1,501	1,815	2%	3%
Transportation & Logistics	857	449	1%	1%
Telecom	795	1,013	1%	1%
General Industries	638	591	1%	1%
Food, Beverages & Personal Care	622	675	1%	1%
Other Corporate and Financial Bonds	2,040	2,961	3%	4%

Total	62,355	71,445	100%	100%

(1)	Bond values include accrued interest.

NN primarily uses long-term bonds issued by central governments and other public agencies of governments to match its long term liabilities as such bonds are amongst the few tradable fixed income securities generating cash flows for 20 years and longer. The table below sets out the market value of NN’s general account assets invested in government bonds by country and maturity.

F-237	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

General account market value government bond exposures (1)
		Market value of government bond 2013 by number of years to maturity
	Rating (2)	Domestic exposure (3)	0-1	1-2	2-3	3-5	5-10	10-20	20-30	30+	Total	Total 2012
Germany	AAA	0%	155	70	115	331	263	3,288	4,215	153	8,590	12,225
Netherlands	AAA	98%	17	132	82	104	1,210	1,458	3,399		6,402	7,183
France	AA+	0%	64	100	44	108	265	276	2,472	2,197	5,526	5,586
Belgium	AA	41%	141	242	210	830	1,413	911	1,498	69	5,314	4,739
Japan	AA-	99%	276	68	128	331	1,425	1,740	837	294	5,099	8,183
Austria	AAA	0%	210	44	85	174	803	1,462	588	728	4,094	3,937
Italy	BBB	0%	21	109	21	63	178	880	124	5	1,401	1,393
Multilateral	AAA	2%	81	65	132	44	345	285	376	34	1,362	719
Finland	AAA	0%	7	16	14	49	343	355	324		1,108	1,079
Spain	BBB-	65%	3	25	14	60	46	513	387		1,048	907
United States	AAA	0%	39	401	31	190	51	4	177		893	1,018
Others		46%	227	264	364	524	1,010	676	348	0	3,413	3,862

Total		37%	1,241	1,536	1,240	2,808	7,352	11,848	14,745	3,480	44,250	50,831

(1)	Bond values include accrued interest.
(2)	NN uses the second best rating of Fitch, Moody’s and S&P to determine the credit rating label of its bonds
(3)	Percentage of the bonds held in the local unit, e.g. percentage of Dutch bonds held by entities registered in the Netherlands.

Exposures to Dutch, German and French government bonds are primarily held by Netherlands Life. Of the EUR 15 billion German and Dutch government bonds held by NN, more than half will mature after year 20, and more than 80% of the EUR 5.5 billion French government bonds held by NN will mature after year 20. These long-term government bonds are sensitive to sovereign credit spread movements versus EUR swap rates. With regards to Central and Eastern Europe, government bond exposures in Poland, Czech Republic, Hungary, Slovakia, Romania, and Turkey are mainly domestically held). In 2011 and 2012, NN reduced its Greek, Italian, Spanish and French government bond exposures in response to the deteriorating credit ratings of these countries and to alleviate concentration risk. The remaining Greek government bonds are all held by NN’s Greek business unit, and 65% of the Spanish government bonds are held by NN’s Spanish business unit. During 2013, NN began reducing its German and Dutch government bond positions to invest in higher-yielding asset classes. It also began reducing its holdings of government bonds in Japan where such bonds were held for liquidity reasons.

The table below sets out the general account market value of non-government fixed-income securities (excluding mortgages and derivatives) by rating and maturity. The AAA securities are primarily asset-backed securities.

General account market value of non-government fixed income securities (1)
	Market value of non-government bond securities 2013 by number of years to maturity
	0-1	1-2	2-3	3-5	5-10	10-20	20-30	30+	Total 2013	Total 2012
AAA	158	90	280	691	1,514	972	1,299	1,977	6,981	6,732
AA	238	140	300	323	620	549	320		2,490	3,615
A	348	472	700	880	1,344	465	410	95	4,714	6,053
BBB	321	248	291	411	692	405	149	648	3,165	3,209
BB	87	8	34	97	155	9		183	573	616
B	19	15	18	23	26		57		158	226
CCC								6	6	161
Other	1				12	2			15	2

Total	1,172	973	1,623	2,425	4,363	2,402	2,235	2,909	18,102	20,614

(1)	Bond values include accrued interest.

ING Group Annual Report on Form 20-F 2013	F-238

Notes to the consolidated financial statements continued

The table below sets out NN’s holdings of asset-backed securities by market value of asset type and the percentage of NN’s total general account asset-backed securities portfolio as at 31 December 2013 and 2012, respectively.

General Account Asset-backed securities
	Market Value	% of total	Market Value	% of total
	2013		2012
RMBS	3,822	53%	4,356	60%
Car loans	1,848	26%	1,415	19%
Credit cards	463	6%	382	5%
CMBS	358	5%	343	5%
Student loans	251	3%	318	4%
SME loans	233	3%	227	3%
Consumer loans	117	2%	134	2%
Other	106	1%	91	1%

Total	7,198	100%	7,266	100%

Risk mitigation

NN aims to maintain a low-risk, well diversified credit portfolio. NN has a policy of maintaining a high quality investment grade portfolio while avoiding large risk concentrations. In order to reduce the credit spread risk, NN has increased its investments in non-listed and own-originated assets. Going forward, the volatility in NN’s credit spread risk will continue to have possible short term negative effects on the balance sheet. However, in the long run, these investments will back the long-dated and illiquid liabilities well. The concentration risk on individual issuers is managed using rating-based issuer limits on one (group of related) single name(s), effectively managing the default risk of the issuers.

Risk measurement

The economic capital for credit spread risk reflects, with 99.5% level of confidence, the maximum amount of capital needed to absorb the impact of spreads widening. Credit spreads are stressed depending on the assets with regard to the credit rating, duration, and region, to determine the economic capital for spread risk. Furthermore, the illiquidity premium on the liabilities is stressed to dampen the impact of credit spread stresses.

The table below sets out NN’s general account economic capital for credit spread risk.

General account economic capital for credit spread risk
	2013	2012
Credit spread risk assets	5,617	5,718
Illiquidity premium offset	–3,383	–3,197

Total Credit Spread risk net of illiquidity premium offset	2,234	2,521

Counterparty Default risk

Counterparty default risk is the risk of loss of investments due to unexpected default, or deterioration in the credit standing, of the counterparties and debtors (including reinsurers) of NN Group. The economic capital for counterparty default risk is primarily based on the associated issuer’s probability of default (PD) and the estimated loss-given-default (LGD) on each individual asset combined with diversification across assets. Note that fixed income bonds are also subject to counterparty default risk, but this risk is included in credit spread risk.

Risk profile

Counterparty default risk emanating from residential mortgages and policy loans (retail credit risk) represent the majority of the portfolio of economic capital for counterparty default risk.

Loans form a relatively small source of credit risk for NN Group (as compared to bonds). Other sources of credit risk include the claims on counterparties from over-the-counter derivatives, money market exposures and reinsurance.

General account mortgages, reinsurance and loans and advances
	2013	2012
Mortgages	14,218	5,398
Reinsurance	331	348
Other loans	2,900	2,260
Cash	6,749	6,778

Total	24,198	14,784

NN Group has notably increased its exposure to Dutch residential mortgages during the course of 2013, both at NN Bank as well as Netherlands Life. In the third quarter, EUR 4.7 billion of Dutch residential mortgage loans were transferred from Westland Utrecht Bank (WUB) to NN Bank’s mortgage loan portfolio. In the fourth quarter of 2013, Netherlands Life’s exposure to residential mortgages also

F-239	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

increased, with the transfer of EUR 2.6 billion residential mortgages from ING Bank to Netherlands Life. As of 31 December 2013, the total general account risk exposure to mortgages is EUR 6.23 billion for NN Bank and EUR 7.99 billion for Netherlands Life.

Risk mitigation

NN Group uses different credit risk mitigation techniques. For retail lending portfolios, mortgages on the house, pledges of insurance policies, or retaining the investment accounts of clients are all important elements of credit risk mitigation. For OTC derivatives, the use of ISDA master agreements accompanied with credit support annexes is an important example of risk mitigation. Other forms of credit risk mitigation include reinsurance collateral.

The Loan-to-Value (LTV) for residential mortgages, which is based on the net average indexed loan to value, at NN Bank and Netherlands Life stands at 92% and 96% respectively. The perceived high LTV is due to the high proportion of interest-only mortgages. With the change in the Dutch tax regime in 2013 with regards to mortgage interest deductibility, a shift from essentially interest-only mortgages to annuity and linear payment type mortgages is being observed. The inherent credit risk is compensated primarily by means of the underlying property, but also through the inclusion of mortgages guaranteed by the Nationale Hypotheek Garantie (NHG) and other secondary covers like savings, investments and life insurance policies. Mortgages with NHG accounted for was 26% and 20% at NN Bank and Netherlands Life respectively at 31 December 2013.

The credit portfolio is under constant review to ensure troubled assets are identified early and managed properly. With regards to (mortgage) loans, all loans with past due financial obligations of 90 days or more are classified as non-performing loans (NPLs). All loans not classified at initial recognition as being either (1) assets at market value through profit-and-loss, (2) assets held for trading, or (3) assets available-for-sale are measured against amortised cost value and are subject to impairment review. For bonds and other fixed income securities, criteria for impairment include (but are not limited to) expected and actual credit losses resulting from e.g. failure to pay, market information regarding expected and actual credit losses, as well as other evidence that the issuer/borrower will be unable to meet its financial obligations. Material breaches in financial covenants can also trigger the reclassification of a loan as being impaired.

Credit quality: NN mortgage loan portfolio, outstandings
	Netherlands Life		NN Bank
	2013	2012	2013	2012
Performing mortgage loans	7,769	5,107	6,118	136
Past due mortgage loans (1–90 days)	185	129	93	2
Non-performing mortgage loans (more than 90 days past due)	37	24	17	1

Total	7,991	5,260	6,228	139

If a payment of interest or principal is more than one day late, the loan is considered ‘past-due’. If the arrear still exists after 90 days, the loan is categorised as non-performing loan. It keeps this status until the arrear is resolved. Of the mortgage loans that are past-due, 68% have been past-due for 1-30 days.

Aging analysis (past due but not impaired): NN mortgage portfolio outstanding
	Netherlands Life		NN Bank
	2013	2012	2013	2012
Past due for 1–30 days	125	96	64	2
Past due for 31–60 days	42	23	22
Past due for 61–90 days	19	10	8

Total	186	129	94	2

Risk measurement

The economic capital backing NN Bank’s portion of the mortgage exposure is accounted for in non-modelled business because NN Bank applies Basel II for capital purposes (see ‘-Economic capital for entities outside NN’s internal model’). The economic capital backing the Netherlands Life’s portion of the mortgages is calculated in the counterparty default risk. The total mortgage exposure is managed at company level and included in the tables above.

Economic capital for counterparty default risk increased from EUR 354 million at year-end 2012 to EUR 519 million at year-end 2013. This increase is mainly due to the increased residential mortgage portfolio at Netherlands Life. As noted, related economic capital for fixed income bonds is included fully in credit spread risk.

Foreign exchange risk

Foreign exchange (FX) risk measures the impact of losses related to changes in currency exchange rates.

Risk profile

FX transaction risk can occur on a local entity level, while FX translation risk can occur when items included in the financial statements of each of NN’s entities are measured using the country’s functional currency instead of NN’s reporting currency, the Euro.

ING Group Annual Report on Form 20-F 2013	F-240

Notes to the consolidated financial statements continued

Risk mitigation

The FX risk at the local entity level is mitigated by limiting investment to the local currency assets. The exceptions are Japan Life, where USD and EUR assets are held to diversify the portfolio and the FX risk is managed through rolling FX forward contracts and in the large general account portfolio of Netherlands Life. The FX risk at the holding level is managed using FX forward contracts.

Risk measurement

Economic capital for foreign exchange risk decreased from EUR 377 million at year-end 2012 to EUR 213 million at year-end 2013 primarily due to the weakening of the yen in 2013.

MARKET AND CREDIT RISK: SEPARATE ACCOUNT

The separate account businesses are those in which the policyholder bears the majority of the market and credit risk. NN’s earnings from the separate account businesses are primarily driven by fee income. However, in the case of variable annuities and the guaranteed separate account pension business in the Netherlands, NN retains risk associated with the guarantees provided to its policyholders. Businesses in this category are (i) the variable annuities (VA) portfolio, (ii) the group pension business in the Netherlands for which guarantees are provided, and (iii) other separate account business, primarily the unit linked business.

Variable annuity portfolio

Risk profile

Variable annuity business overview, 2013
	Number of policies	Account Value (1)	Net Amount at Risk (2)	Additional IFRS Reserve for Guarantee	Average Remaining Years
Variable Annuity Japan GMAB	299,563	11,575	458	811	3.2
Variable Annuity Japan GMDB (3)	46,743	3,112	205	57	7.1
Variable Annuity Europe	40,931	1,238	33	25	7.2

(1)	The Account value is the value of the underlying funds which belong to the policyholder.
(2)	The net amount at risk is the difference between the guaranteed minimum value and the account value, for those policies where the guaranteed value exceeds the account value.
(3)	The Additional IFRS reserve for the guarantees backing the GMDB block as of 1 January 2014 is EUR 219 million higher (total EUR 276 million) due to the application of fair value accounting.

Variable annuity business overview, 2012
	Number of policies	Account Value (1)	Net Amount at Risk (2)	Additional IFRS Reserve for Guarantee	Average Remaining Years
Variable Annuity Japan GMAB	317,402	13,150	2,841	3,064	4.2
Variable Annuity Japan GMDB	60,050	3,744	1,346	253	9.5
Variable Annuity Europe	44,330	1,147	47	78	7.5

(1)	The Account value is the value of the underlying funds which belong to the policyholder.
(2)	The net amount at risk is the difference between the guaranteed minimum value and the account value, for those policies where the guaranteed value exceeds the account value.

From a risk management perspective, NN distinguishes three blocks of variable annuities:

•	Guaranteed minimum accumulation benefit (GMAB) products of Japan Closed Block VA: Under this type of variable annuity, a minimum guaranteed benefit is paid upon death or at maturity of the policy at the end of the initial investment period. The survival guarantee is only available up until the original policy term, mainly 10 years, and cannot be changed. The minimum guaranteed benefit is either a single premium or an amount which may lock-in at a higher guarantee level depending on the product. The GMAB product was sold from 2005 until 2009 in Japan through banks and security brokers. The guarantees of this product were highly in the money but with the improving stock markets in Japan and the weakening of the JPY, have moved closer to at-the-money. The volatility risks of the options and guarantees increase when the option is at the money and closer to maturity.

•	Guaranteed minimum death benefit (GMDB) products of Japan Closed Block VA: Under this type of variable annuity, a minimum guaranteed benefit is paid upon the death of the policyholder. The GMDB product has a generally predefined term of 10 years and provides the option to extend the guarantee of the policy during the investment phase up to age 90, and in the case of some policies, also allow further extension to whole of life. At death, the product pays a maximum of the guaranteed value and the account value. During the insured period, the client can receive the maximum of the minimum guaranteed benefit and the account value at death or at survival after the term of the product. There are different funds underlying the policyholder account value, including Japanese equity, Japanese bond, global equity and global bond funds. The value of the minimum guarantee depends on the level and volatility of equity, bond and foreign exchange markets.

•	VA products of Insurance Europe: NN has been selling VA products in Europe since 2008, including in Belgium, Italy, Luxembourg, Poland, Spain and Hungary. The products mostly have minimum guaranteed living benefits such as survival benefit or withdrawal benefits.

F-241	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

The number of policies in the Japan Closed Block VA will have decreased by more than 86% by the end of 2019, driven by the maturity of the GMAB products.

Risk mitigation

NN has hedging programs in place for the Japan Closed Block VA business and the European variable annuity business. These hedging programs target equity, interest rate, and FX risks. The market risks that remain for the Japan Closed Block VA business are increases to market volatility, both implied and realised, and basis risk. Basis risk is the difference in market movements between the benchmarks used for hedging and the actively managed funds in the separate account. The table below sets out the estimated changes in the value of these options and guarantees, and the corresponding estimated changes in the value of the assets hedging this portfolio for the years ended 31 December 2009 through 2013 with regard to the Japan Closed Block VA.

Closed Block VA Japan Asset and Liability Movements
	2013	2012	2011	2010	2009
Change in Value of Policyholder Guarantee	–2,411	–1,652	748	481	–543
Change in Value of Hedge Assets	–2,367	–1,482	582	537	–458
Economic Hedge Result	44	170	–166	56	85

The change of the value of the policyholder guarantees depends on market movements. The value of the Japan Closed Block VA guarantees, which was considerable at year-end 2008 due to the credit crisis, moved significantly over the past years, decreasing in 2012 and 2013 as a result of the economic stimulus packages in Japan. In 2008 the hedge program was not yet fully developed and was therefore only partially able to follow strong market movements, resulting in significant hedge losses. Hedge losses were incurred in 2011 as well, partially attributable to significant spread movements that were not hedged in 2011.

Separate account guaranteed group pension business in the Netherlands

Risk profile

Separate account guaranteed group pension business in the Netherlands
	2013	2012
ccount value	10,858	12,487
Additional IFRS reserve for guarantee	606	744

In the Dutch separate account pension portfolio, investments are held in separate accounts on behalf of the sponsor employer who concluded the contract with NN. Regardless of actual returns on these investments, NN guarantees pension benefits for the beneficiaries under the contract. Contracts are typically re-negotiated every five years, but the guarantee obligations to the beneficiaries survive termination of the contract with the sponsor employer unless otherwise agreed.

The sponsor employer selects the investments based on a basket of equity and fixed income instruments and real estate and pays a fee for the guarantee. The value of the guarantee that NN provides is sensitive to interest rates, movements in the underlying funds and the volatility of those funds.

Risk mitigation

NN currently hedges the value of the guarantees it provided under group pension contracts in the Netherlands. For this purpose, the exposure under such guarantees is discounted at the swap curve without the extrapolation to the UFR. The hedge program includes equity basket options, swaps and equity futures. Upon contract renewal, NN offers policyholders defined contribution products with investments in portfolios that NN can more easily hedge, thus reducing the risk to NN. As of August 2013, NN aims to hedge the full economic risk of the guarantee provided. Before August 2013, the hedge was aimed at mitigating a combination of IFRS earnings volatility and regulatory capital volatility.

Other separate account business

Risk profile

The other separate account business primarily consists of unit linked insurance policies, which provide policyholders with fund selection combined with an insurance cover. In a unit linked policy, the investment risk is borne by the policyholder, although there are some unit linked products where NN has provided guarantees on the performance of specific underlying funds. Unit linked products without guarantees do not expose NN to market risk, except to the extent that the present value of future fees is affected by market movements of the underlying policyholder funds.

Risk mitigation

The market risks of the unit linked and other separate account business are managed at the design of the product. Currently NN does not hedge the market risks related to the present value of future fee income derived from this business.

ING Group Annual Report on Form 20-F 2013	F-242

Notes to the consolidated financial statements continued

Risk measurement

NN determines economic capital for the market and credit risks of the separate account business in aggregate through direct modelling or applying a hedge effectiveness ratio.

The table below sets out the economic capital for the market and credit risk of the separate account businesses as at 31 December 2013 and 2012, respectively.

Economic capital for the separate account businesses
	2013	2012
Variable annuity	591	812
Separate account guaranteed group pension business in the Netherlands	264	101
Other separate account business (unit linked)	217	187
Diversification benefit	–108	–170

Total	964	930

The decrease in the variable annuity economic capital was due to a weakening JPY over the course of 2013. The increase in economic capital in the group pension business in the Netherlands was mainly due to changes in the hedging position over the course of the year. Considering that the size of the group pension business in the Netherlands is EUR 10.9 billion, the overall risk on this portfolio remains relatively low and well-hedged. The increase in assets under management of the funds underlying the other separate account business resulted in a higher present value of future fee income and therefore higher risk capital related to this future fee income.

LIQUIDITY RISK

Liquidity risk is the risk that one of NN’s entities does not have sufficient liquid assets to meet its financial obligations when they become due and payable, at reasonable cost and in a timely manner. Liquidity in this context is the availability of funds, or certainty that funds will be available without significant losses, to honour all commitments when due.

Risk profile

NN identifies two related liquidity risks: funding liquidity risks and market liquidity risks. Funding liquidity risk is risk that a company will have the funds to meet its financial obligations when due. This risk is in particular relevant for NN Bank. Market liquidity risk is the risk that an asset cannot be sold without significant losses. The connection between market and funding liquidity stems from the fact that when payments are due, and not enough cash is available, investment positions need to be converted into cash. When market liquidity is low, this would lead to a loss.

Risk mitigation

NN Liquidity Management Principles include the following:

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

NN defines three levels of Liquidity Management. Short-term liquidity, or cash management covers the day-to-day cash requirements under normal business conditions and targets funding liquidity risk. Long-term liquidity management considers business conditions, in which market liquidity risk materialises. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. Two types of liquidity crisis events can be distinguished: a market event and an NN specific event. These events can be short-term or long-term and can both occur on a local, regional or global scale.

Risk measurement

Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in the base case and under several stressed scenarios. The liquidity risk metrics indicate that liquidity resources would be sufficient to meet expected liquidity uses under the scenarios tested. NN does not hold a specific economic capital for liquidity risk in its insurance economic capital model as liquidity is sufficiently available in the insurance business units.

F-243	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

OPERATIONAL RISK

Risk profile

Operational risk is a non-financial risk that includes direct or indirect losses resulting from inadequate or failed internal processes (including as a result of fraud and other misconduct), systems failure (including information technology and communications systems), human error, and certain external events.

The operational risk management areas can be defined as given below:

•	Control and processing risk: the risk due to non-adherence with business policies or guidelines as well as the risk of loss due to unintentional human error during (transaction) processing.

•	Fraud risk: the risk of loss due to abuse of procedures, systems, assets, products or services of NN by those who intend to unlawfully benefit themselves or others.

•	Information (technology) risk: the risk of financial or reputational loss due to inadequate information security, resulting in a loss of data confidentiality, integrity and availability.

•	Continuity and security risk: the risk of threats that might endanger the continuity of business operations and the security of our employees.

•	Unauthorised activity risk: the risk of misuse of procedures, systems, assets, products and services.

•	Employment practise risk: the risk of loss due to acts inconsistent with employment, health or safety laws, agreements and from payment of personal injury claims or diversity/discrimination events.

Risk mitigation

For operational risk NN has developed a framework governing the process of identifying, assessing, mitigating, monitoring and reporting operational risks.

Operational risk assessments are done not only based on historic data but also on a forward looking basis in order to capture future risks. Once mitigating measures have been implemented and proven to be effective through monitoring and testing, the residual risk becomes the managed risk.

Mitigation of operational risks can be preventive in nature (e.g. training and education of employees, preventive controls, etc.) or can be implemented upon discovery of a risk (e.g. enforcement of controls, disciplinary measures against employees). Risk mitigating actions or controls are based on a balance between the expected cost of implementation and the expected benefits.

NN conducts regular risk and control monitoring to measure and evaluate the effectiveness of the key risks and key controls. It determines whether the risks are within the norms for risk appetite and in line with the ambition levels and policies and standards.

The business process owners are responsible for the actual execution of the controls and for assessing the adequacy of their internal controls. Operational risk management, as part of the second line of defence, is responsible for providing management with an objective assessment of the effectiveness and efficiency of NN risks and controls.

Risk measurement

NN’s economic capital for operational risk was EUR 531 million and EUR 566 million as at 31 December 2013 and 2012, respectively. The economic capital is calculated based on the standard formula for Solvency II. As it is additive to the total economic capital, then it should be considered as net of diversification with other NN Group risks.

COMPLIANCE RISK

Risk profile

Compliance risk is the risk of impairment of NN’s integrity. It is a failure (or perceived failure) to comply with NN’s Business Principles and the Compliance Risk-related laws, regulations and standards that are relevant to the specific financial services offered by a business or its ensuing activities, which could damage NN’s reputation and lead to legal or regulatory sanctions and financial loss.

Risk mitigation

NN’s compliance function has developed a framework governing the process of identifying, assessing, mitigating, monitoring and reporting compliance risks. The compliance function works with a scorecard process to annually evaluate the level to which the compliance risk management framework is embedded in each business. NN continuously enhances its compliance risk management program to ensure that NN complies with international standards and laws.

NN separates compliance risk into four risk areas: client conduct, personal conduct, organisational conduct, and financial services conduct. In addition to effective reporting systems, NN has a whistle blower procedure which protects and encourages staff to speak up if they know of or suspect a breach of external regulations, internal policies or business principles. NN also has policies and procedures regarding anti-money laundering, sanctions and anti-terrorist financing, gifts and entertainment, anti-bribery, customer suitability, Chinese walls and confidential and inside information, as well as a code of conduct for its personnel.

ING Group Annual Report on Form 20-F 2013	F-244

Notes to the consolidated financial statements continued

NN is fully committed to complying with all applicable sanction legislation and with all obligations and requirements under those applicable laws, including freezing and reporting obligations with regard to transactions involving a U.S., EU or UN sanction target. Furthermore, NN designates specific countries as ultra high risk and prohibits client engagements and transactions (including payments or facilitation) involving those countries. Certain exceptions on this policy are allowed after express and case-specific consent, and provided that the applicable sanctions laws and regulations are met. At present, the specified countries are Myanmar, North Korea, Sudan (North Sudan and South Sudan), Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, U.S. and other sanctions regimes. NN has had a sanctions policy in place since 2007 and has a mandate to run down any existing commitments. As such, remaining exposure and contacts arise solely in the context of NN’s on-going efforts to run down the legacy portfolio of commitments.

NN performs a due diligence process when developing products and invests considerably in the maintenance of risk management, legal and compliance procedures to monitor current sales practices. Customer protection regulations as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices might influence customer expectations. The risk of potential reputational and financial impact from products and sales practices exists because of the market situation, customer expectations, and regulatory activity. For more information on the status of the unit linked legal proceedings in the Netherlands, see ‘Legal Proceedings’ of the Annual Account.

The compliance function and the business work closely together to optimise both products and services to meet the customers’ needs. NN’s compliance function has developed a framework governing the process of identifying, assessing, mitigating, monitoring and reporting compliance risks.

ECONOMIC CAPITAL FOR ENTITIES OUTSIDE NN’S INTERNAL MODEL

NN has several businesses which are not included in the internal model as the internal model has been developed for insurance operations. NN determines the economic capital for these businesses using an approach consistent with the way these businesses are included in the AFR calculations as described in the Capital Management section.

Economic capital of other business; NN Bank, IIM units on local required capital levels and other non-modelled
	2013	2012
Pension fund business in Europe	178	157
NN Bank	271	34
ING Investment Management	191	223
Other non-modelled entities	236	417
Asia discontinued	112	1,504

Total	988	2,335

The Pension Fund businesses in Central Europe have been included on the basis of their local required capital using sectoral rules. NN Bank has been included in 2013 using 12% of risk weighted assets. At year-end 2012 NN Bank was not of meaningful size and its economic capital was based on its IFRS equity. The IIM entities and the other non-regulated business units have been included at their amount of IFRS equity adjusted for intangibles. The discontinued insurance operations in Asia have been included in the economic capital using 150% of the Solvency I requirement. The economic capital reduced significantly due to the 2013 closing of the sale of the life insurance businesses in Hong Kong, Macau, India, South Korea and Thailand as well as the closing of the sale of the investment management businesses in South Korea and China. At 31 December 2013, the life insurance Joint Venture in China and the investment management entities in Taiwan and India are the only remaining discontinued Asian businesses. The economic capital of these businesses is added without taking into account diversification benefits.

F-245	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

REGULATORY CAPITAL AND IFRS RESULT BEFORE TAX SENSITIVITIES

The following two sections will provide the sensitivities of regulatory capital and IFRS result before tax, which are also important risks monitored by management and can be different from economic sensitivities. The following table sets out the shocks to parameters used to assess the sensitivities.

Sensitivity Descriptions
	Regulatory Capital	IFRS Result Before Tax
Interest rate risk	Measured by the impact of a 30% upward and downward movement in interest rates (parallel shift based on 30% of the 10 year rate)	Same shock applied as under Regulatory Capital sensitivities
Equity risk	Measured by the impact of a 25% upward and downward movement in equity prices	Same shock applied as under Regulatory Capital sensitivities
FX risk	Measured by the impact of the worse of a 10% upward or downward movement in all currencies compared to the euro	Same shock applied as under Regulatory Capital sensitivities
Credit spread risk	• Measured by the impact of a relative increase based on multiplying duration by a rating-based shock calibrated to the 1 in 10 sensitivities of the internal model (e.g. Double A 10-year bond shock is 120 basis points)	Not calculated as spread risk is minimal for IFRS results
• AAA and AA-rated government bonds and home government bonds in local currency excluded, exception only applicable to Greek bonds
• Shocks for structured credit are 50% higher than for similarly rated corporate and government bonds.
Real estate price risk	This is measured by the impact of a 10% drop in real estate prices only for the minority holdings and direct for all real estate re-valued through P&L. Other holdings will be included in case of possible impairments caused by the drop in prices however as rental income is not assumed under the regulatory capital base case, the -10% shock applied is off-set by +5% rental income resulting in an effective shock of -5%.	This is measured by the impact of a 10% drop in real estate prices only for the minority holdings and direct for all real estate re-valued through P&L. Other holdings will be included in case of possible impairments caused by the drop in prices. As rental income is already included in planned annual earnings, no offset (to the -10% shock) is taken into account for rental income.
Variable Annuity risk	This is measured by a 1 in 10 impact of the aggregate market risk shocks of the internal model on the variable annuity business	Same shock as applied for the regulatory capital sensitivities. Note that both the 2013 and 2012 sensitivity have been based on the assumption that the accounting policy change for the Japan Closed Block VA GMDB business as of 1-1-2014 has already been implemented.
Mortality (Including Longevity)	Not shown. In general, similar to the IFRS sensitivity other than longevity risk in the Netherlands, for which changes to assumptions can impact available capital on a present value basis.	Mortality sensitivity is determined using a 1 in 10 mortality sensitivity of internal model
Morbidity	Not shown. In general, similar to IFRS sensitivities.	Morbidity sensitivity is determined using a 1 in 10 morbidity sensitivity of internal model
P&C	Not shown. In general, similar to IFRS sensitivities.	P&C sensitivity is determined using a 1 in 10 P&C sensitivity of internal model

SENSITIVITIES OF REGULATORY CAPITAL AT RISK

One of the three quantitative risk appetite statements of NN is to ensure that there is sufficient cash capital. The cash capital is determined by the ability of subsidiaries to pay dividends and their potential need for capital injections to continue operations within the local market. Whether or not a capital injection is necessary is assessed based on available regulatory capital and commercial target levels of regulatory required capital. Market stresses primarily impact the available regulatory capital, but in the case of regulated entities within Netherlands Life and ING Life Japan, required regulatory capital also moves with market movements.

Estimated regulatory capital sensitivities
	2013	2012(1)
Market risk and credit risk
Interest Rate +30% in 10y rate (2)	–148	–50
Interest Rate –30% in 10y rate (2)	224	75
Equity –25%	–747	–595
Equity +25%	748	652
Real estate –10%	–170	–192
FX –10%	–106	–90
Credit spread	–1,894	–1,902
Counterparty default	–27	–7
Variable Annuity (Europe and Japan)	–260	–357

(1)	In 2012, NN did not report regulatory capital sensitivities Therefore, the 2012 regulatory capital sensitivities are high level estimates based on internal risk management reports.
(2)	A high level estimate has been used to calculate the impact of interest rate stresses on the risk margin which is used to determine the regulatory available and required capital in Netherlands Life.

ING Group Annual Report on Form 20-F 2013	F-246

Notes to the consolidated financial statements continued

The credit spread sensitivity is the largest risk to cash capital and is primarily caused by Netherlands Life given the long term assets in the Netherlands Life portfolio and the spread risk to the liability discounted at the swap rate (see Market and Credit Spread Risk: General Account Business—Credit spread risk). Also, Netherlands Non-Life, Spain Life, Greece Life and Japan Life are exposed to credit spread risk on their regulatory balance sheet as assets are valued at market value.

The available regulatory capital balance sheet of Netherlands Life (which includes a significant amount of long-term liabilities) is modestly exposed to lower interest rates mostly due to the UFR impact on the liability discount curve. The other regulated entities are, however, exposed to higher interest rates as assets are at market value, but liabilities are not. This results in an overall position which is relatively insensitive to interest rates.

The equity sensitivity is primarily related to the general account equity holdings and increased during the year as the total value of equity securities increased.

FX primarily reflects open positions in investments held by Japan Life and Netherlands Life. This does not include any translation risk.

The variable annuity risk is dominated by Japan Closed Block VA and decreased significantly over 2013 due to depreciation of the JPY versus EUR.

Apart from the estimated sensitivities set out above, NN is exposed to volatility and basis risk with regards to the separate account guaranteed group pension business in Netherlands Life. Netherlands Life is also exposed to changes in assumptions with regards to longevity, expenses and policyholder behaviour as the present value impact on the policyholder liabilities of such assumption changes will be immediately reflected in the available regulatory capital.

SENSITIVITIES OF IFRS RESULT BEFORE TAX

The table below sets out various market and insurance risk shocks for IFRS result before tax sensitivities.

Estimated IFRS result before tax sensitivities
	2013	2012
Market risk and credit risk
Interest Rate +30% in 10y rate	–3	–56
Interest Rate -30% in 10y rate	7	99
Equity -25%	–362	–437
Equity +25%	273	367
Real estate -10%	–485	–508
FX -10%	–58	–53
Counterparty default	–96	–85
Variable annuity (Europe and Japan)	–260	–357
Insurance risk
Mortality (including longevity)	–26	–29
Morbidity	–100	–100
P&C	–92	–82

The reported market risk sensitivities for 2013 reflect the refinement of the accounting for the separate account pension business in the Netherlands. This change significantly reduced the sensitivity of NN’s result before tax to interest rates as both the interest rate hedges and the technical provisions for this book move the same way with interest rates.

As at 31 December 2013, the result before tax sensitivities to equity risk primarily relate to the general account equity holdings in the Netherlands and Belgium, the hedging of the separate account pension business in the Netherlands and fee income from NN’s investment management business, for which earnings sensitivities have been included as of year-end 2013. IFRS real estate sensitivities reflect investments in real estate funds and direct real estate assets. Market movements in real estate are reflected in the IFRS result before tax. The sensitivities decreased in 2013 due to lower real estate exposures.

The variable annuity risk for 2012 and 2013 primarily relates to Japan Closed Block VA and decreased due to FX movements. Both the 2012 and 2013 figures are adjusted to reflect the implementation of the move towards fair value accounting on the reserves for the guaranteed minimum death benefits of the Japan Closed Block VA, as of 1 January 2014.

In 2013, result before tax sensitivities to P&C risk increased primarily due to increased retention levels for windstorm catastrophe risk.

F-247	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2.2.2. CAPITAL MANAGEMENT

OBJECTIVES

ING Group Capital Management (Capital Management) is responsible for the sufficient capitalisation of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Capital Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, NN Group and ING Bank. ING takes an integrated approach to assessing the adequacy of its capital position in relation to its risk profile and its operating environment. This implies taking into account the interests of its various stakeholders. Capital Management takes into account the metrics and requirements of regulators (Insurance Group Directive (IGD) Solvency I, Tier 1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity and fixed coverage ratio) and internal metrics such as Available Financial Resources (AFR) and Economic Capital (EC).

ING applies the following main capital definitions:

•	Adjusted Equity (ING Group) – This rating agency concept is defined as shareholders’ equity plus core Tier 1 securities, hybrid capital and prudential filters. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to core debt for ING Group;

•	Core Tier 1 capital, Tier 1 capital and total BIS capital (ING Bank) – Tier 1 capital is defined as shareholders’ equity including core Tier 1 securities plus hybrid capital less certain prudential filters and deductible items. Core Tier 1, Tier 1 and BIS capital divided by risk-weighted assets equal the Core Tier 1, Tier 1 and BIS ratio respectively. Core Tier 1 capital is equal to Tier 1 capital excluding hybrid capital;

•	Insurance Group Directive capital (NN Group) – This regulatory concept is defined as shareholders’ equity plus hybrid capital, prudential filters and certain adjustments. IGD capital is calculated in accordance with method 3 ‘method based on accounting consolidation’ of the Dutch Act on Financial Supervision. In this method the solvency margin is calculated on the basis of the consolidated accounts and is the difference of (i) the assets eligible for the inclusion in the calculation of the solvency margin based on the consolidated data; and (ii) the minimum amount of the solvency margin calculated on the basis of the consolidated data. In applying this method a solvency deficit of an insurance subsidiary, if any, is taken into account, as well as regulatory adjustments of the Dutch insurance subsidiaries based on the Dutch Act on Financial Supervision. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing IGD capital to EU required capital base. As of 30 September 2013, the IGD ratio for NN Group was adjusted for the transfer of ING U.S. Inc. from ING Verzekeringen N.V. to ING Groep N.V. and a change in the calculation methodology. Prior period has not been restated to reflect these adjustments, as the impact is not material.

•	AFR (NN Group excluding US Insurance business) –This is a pre-tax market value concept, defined for the insurance operations in scope of the IPO as the market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities valuation includes an adjustment for liquidity premium. For other businesses a proxy is used for AFR, i.e. statutory net equity for third party pension funds and NN Bank, and IFRS Equity adjusted for Goodwill for Asian divestments and Investment Management companies. The qualifying perpetual hybrid capital is considered equity and included in AFR. AFR is used as the measure of available capital in comparison with EC employed.

•	EC (NN Group excluding US Insurance business) – This is the pre-tax required capital for the insurance operations in scope of the IPO, based on a 99.5% confidence interval on a one-year horizon. This is considered an interim step to the Solvency II capital framework. The EC for other businesses is based on a proxy, i.e. sectoral rules for third party pension funds and NN Bank, 150% EU required capital for Asian divestments, and (adjusted) IFRS Equity (adjusted for Goodwill) for Investment Management companies.

•	Regulatory Capital framework – Insurance and Investment Management legal entities have to comply with local statutory capital frameworks that are under supervision of local regulators. Most of these frameworks for insurance businesses in Europe are based on Solvency I principles and are expected to migrate to Solvency II starting in 2016.

•	Financial Leverage (NN Group). Financial Leverage is the sum of hybrid capital, sub-debt and net financial debt.

DEVELOPMENTS

In 2013 Capital Management’s main focus remained the strengthening of the capital position of ING Group, ING Bank and NN Group. ING’s capital is well prepared to withstand financial market challenges, new regulations and the ambition to repay the remaining outstanding Core Tier 1 securities. ING aims to ensure that it has sufficient loss-absorbing capacity to cope with severe unexpected losses without jeopardising its business-as-usual franchise.

In November 2013, ING repaid EUR 750 million of the Core Tier 1 securities issued in November 2008. ING paid EUR 1.125 billion to the Dutch State, including a EUR 750 million repayment of Core Tier 1 securities and EUR 375 million in premiums and interest.

The payment of EUR 1.125 billion is the second tranche of a series of four tranches that are part of the amended EC Restructuring Plan which was announced on 19 November 2012. The third tranche is scheduled to be paid in March 2014 and the final tranche is scheduled to be paid ultimately in May 2015.

ING has reached an agreement with the Dutch State on the unwinding of the Illiquid Assets Back-Up Facility (IABF). The unwinding of the IABF added approximately 10 basis points to ING Bank’s core Tier 1 ratio. ING Bank called its USD 2 billion 8.5% Tier 1 hybrid per call date 15 December 2013 and launched an exchange offer on EUR 4.7 billion existing Tier 2 securities for new CRD IV compliant Tier 2 securities.

ING Group Annual Report on Form 20-F 2013	F-248

Notes to the consolidated financial statements continued

This transaction was successfully completed on 15 November 2013 at an average participation of 55% (take-up rate). Through the offers, ING Bank issued EUR 2.6 billion of new CRD-IV eligible Tier 2 securities.

In May 2013, the US Insurance business was successfully separated and listed (VOYA) on the NYSE. ING Group has partly divested this business in several tranches. In May ING Group sold approximately 28% shares in Voya and succesfully completed the secondary offering of Voya with proceeds of EUR 644 million. On September 30th NN Group transferred its remaining shares of the US Insurance business to ING Group. In October 2013, ING Group sold another tranche of approximately 15% shares in Voya with proceeds of EUR 788 million. At the end of 2013, ING Group still owns 56.7% of the US Insurance business.

The proceeds from the Initial Public Offering of the US Insurance business and from the partial divestment of Sul América S.A. in Brazil to GrupoSura and to the Larragoiti family were fully paid up to ING Group and used to reduce core debt at the Group.

NN Group reduced its financial leverage substantially, from 31% by the end of 2012 to 26% ultimo 2013. This was mainly driven by the proceeds from the sale of its Asian Insurance business o.w. Hong Kong, Korea, Thailand and India, a capital injection from ING Group, the transfer of the US business from NN Group to ING Group and dividends from operating companies, offset by capital injections into operating companies, including a cash capital requirement for IPO purposes and holding company interest costs and expenses. In September NN Group N.V. redeemed senior debt of EUR 1.3 billon and an intercompany loan from ING Group of EUR 0.7 billion. The redemptions were funded by a new short-term intercompany loan of EUR 2 billion from ING Group, which was reduced to EUR 1 billion in December following a capital injection from ING Group.

Nationale Nederlanden Bank N.V. (part of NN Group) acquired parts of Westland-Utrecht Bank (owned by ING Bank) per July 1st, 2013. This acquisition was funded by a capital injection from ING Group and therefore not increasing financial leverage of NN Group. ING Bank paid a dividend to ING Group to finance the capital injection into National Nederlanden Bank.

In order to comply with the obligations toward the European Commission, ING Group largely finalised the divestment of its Asian business, US business and Brazilian business; the total proceeds from divestments in 2013 were EUR 4.1 billon.

Additionally, ING Group is in process of preparing NN Group for a separate listing in 2014. As part of those preparations to become a stand-alone company, ING Group injected EUR 1 billion of capital to further strengthen capitalisation.

In 2013 ING Bank issued EUR 25.7 billion of debt. This amount is split in EUR 1.9 billion with an original tenor up to two years and EUR 23.8 billion with an original tenor of more than two years. This includes a USD 2 billion Lower Tier 2 that was executed by ING Bank (including subsidiaries).

Furthermore, ING reduced the amount outstanding by executing Government Guaranteed Bond buy-backs, leading to a total net issuance in 2013 of EUR 19.7 billion.

In 2012 ING Bank issued EUR 33 billion of debt with an original tenor of more than one year, compared with EUR 18 billion of long-term debt maturing in the whole of 2012, successfully covering its 2012 funding needs and prefunding its 2013 requirements. ING Bank (including subsidiaries) has EUR 21 billion of debt with an original tenor of more than one year maturing in 2013.

POLICIES

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For the Capital Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

PROCESSES FOR MANAGING CAPITAL

In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group, ING Bank, and NN Group and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process. Following the annual budgeting process, each year a capital plan is prepared for the Group as a whole and each of its material businesses. This plan is updated on a quarterly basis and it is assessed to what extent additional management actions are required. At all times maintaining sufficient financial flexibility should be preserved to meet important financial objectives. At the foundation of the capital plan are ING’s risk appetite statements that determine target setting. These constraints are being cascaded to the different businesses in line with our risk management strategy.

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

F-249	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

CAPITAL ADEQUACY ASSESSMENT

During 2013, ING Group, ING Bank and NN Group were adequately capitalised. The comparative figures of 2012 have been restated to reflect the new pension accounting requirements under IFRS-EU which took place on 1 January 2013.

ING Group’s Capital base
	Group		Bank		NN Group		Insurance ING U.S.
	2013	2012	2013	2012	2013	2012	2013	2012
Shareholders’ equity (parent)	42,440	46,931	29,304	30,117	14,227	26,423	5,464
Differences IFRS-IASB and IFRS-EU (1)	3,501	4,846	3,501	4,846
Core Tier 1 securities	1,500	2,250
Group hybrid capital (2)	7,493	9,223	5,123	6,774	2,394	2,438
Group leverage (3)	4,910	7,100

Total capitalisation	59,844	70,350	37,928	41,737	16,621	28,861
Adjustments to equity:
Revaluation reserve debt securities	–4,227	–10,516	–833	–1,265
Revaluation reserve crediting to life policyholders	2,914	5,673
Revaluation reserve cash flow hedge	–1,878	–2,689	776	761	–2,726	–3,548	5
Goodwill (4)	–1,160	–1,431	–1,057	–1,242	–264	–351
Defined benefit remeasurement	2,671	1,860	2,671	1,860

Revaluation reserves fixed income & other	–1,680	–7,103	1,557	114	–2,990	–3,899	5
Revaluation reserves excluded from Tier 1 (6)			–1,236	–1,691
Insurance hybrid capital (7)						476
Minority interests			1,065	959	68	217	4,359
Deductions Tier 1			–1,082	–991

Tier 1 capital for Bank			38,232	40,128
Other qualifying capital (8)			8,263	7,142
Insurance Group Directive adjustments (9)					–2,446	–3,209
Group leverage (core debt)	–4,910	–7,100

Total capital (Adjusted Equity for Group, BIS capital for Bank and IGD capital for Insurance)	53,254	56,146	46,496	47,270	11,253	22,446	9,828

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(2)	Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier 1 instruments other than preference shares are provided as hybrid capital to ING Bank or NN Group. Hybrid capital securities are perpetual fixed income securities with an embedded call and coupon deferral feature. All hybrids capital securities rank senior to core tier 1 securities and ordinary shares of ING Group and they are structurally subordinated to the senior debt instruments issued by ING Groep N.V. More details on terms and conditions can be found on www.ing.com, investor relations, fixed income information, ING Debt securities, Debt securities ING Groep N.V.
(3)	Investments in subsidiaries less equity (including core Tier 1 securities) of the Group holding company. This net debt position is provided as equity to NN Group and ING Bank.
(4)	According to the regulatory definition
(5)	As result of the revision of IAS 19, this number is EUR 154 million higher than was presented in the 2012 annual report, resulting in slightly higher capital ratios.
(6)	Includes mainly EUR –1,038 million (2012: EUR –1,385million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR –325 million (2012: EUR –338 million) for Real estate for own use and EUR 125 million (2012: EUR 28 million) for own credit risk. The Dutch banking regulator requires this deduction to be made from Tier 1 capital. This deduction is added back to Tier 2 capital.
(7)	Qualifying dated subordinated debt issued by NN Group at nominal value.
(8)	Consists of EUR 9,345 million (2012: EUR 8,132 million) Tier 2 capital and no Tier 3 (2012: nil), offset by EUR 1,082 million (2012: EUR 991million) of regulatory deductions.
(9)	An adjustment for the Dutch Financial supervision act. A ‘test-of-adequacy’ has to be included in the available capital measurement. The revaluation reserve debt securities and revaluation reserve crediting to life policyholders are not reversed out of the IGD capital definition.

ING Group Annual Report on Form 20-F 2013	F-250

Notes to the consolidated financial statements continued

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

Capital position of ING Bank
	2013	2012
Shareholders’ equity (parent)	29,304	30,117
Differences IFRS-IASB and IFRS-EU (1)	3,501	4,846
Minority interests (2)	1,065	959
Subordinated loans qualifying as Tier 1 capital (3)	5,123	6,774
Goodwill and intangibles deductible from Tier 1 (2)	–1,057	–1,242
Deductions Tier 1 (4)	–1,082	–991
Defined benefit remeasurement (5)	2,671	1,860
Revaluation reserve (6)	–1,293	–2,195

Available capital – Tier 1	38,232	40,129
Supplementary capital – Tier 2 (7)	9,345	8,132
Available Tier 3 funds
Deductions (4)	–1,082	–991

BIS capital	46,496	47,270
Risk-weighted assets	282,503	278,656
Core Tier 1 ratio	11.72%	11.97%
Tier 1 ratio	13.53%	14.40%
BIS ratio	16.46%	16.96%
Required capital based on Basel I floor (8)	26,913	28,767
BIS ratio based on Basel I floor (8)	13.82%	13.15%

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(2)	According to the regulatory definition.
(3)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(4)	For further details, see the table below.
(5)	As result of the revision of IAS 19, this number is EUR 154 million higher than was presented in the 2012 annual report, resulting in slightly higher capital ratios.
(6)	Includes revaluation debt securities, revaluation reserve cash flow hedge and the revaluation reserves excluded from Tier 1 as described in ING’s Capital base table.
(7)	Includes eligible lower Tier 2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(8)	Using 80% of Basel I Risk-Weighted Assets.

Basel III

In 2010 the Basel Committee on Banking Supervision issued new solvency and liquidity requirements, which will supersede Basel II. In Europe these requirements start to apply gradually as of 1 January 2014, with the full requirements being effective as of 1 January 2018.

Deductions Basel III
	2013	2012
Expected loss in excess of IFRS provisions after tax	1,293	1,085
Insurance entities >10%	33	28
Financial institutions >10%	837	868
Securitisation first loss

Total deductions Basel II	2,163	1,981
50% deductions Basel II	1,082	991

F-251	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

ICAAP/SREP process

On a yearly basis ING Bank N.V. submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator (DNB) as prescribed in the Basel II framework. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for DNB’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. The 2013 letter indicated that the minimum capital ratios DNB considers adequate for ING Bank consolidated are sufficiently covered by ING’s own capital standards. In addition the regulator examines on a regular basis ING’s internal models and processes, which resulted in several add-ons on ING’s economic capital requirements. Nevertheless ING capital position is more than sufficient to meet these requirements and as such these add-ons do not lead to incremental capital requirements compared to what results from ING’s own assessment.

NN GROUP

Regulatory requirements

On 1 January 2014, an interim solvency regulation (commonly referred to as Solvency 1.5) will come into force in the Netherlands, in addition to the existing Solvency I framework. This new regulation fits within DNB’s approach to make the supervision of insurance companies more risk sensitive and forward looking. Solvency 1.5 places additional requirements on management of capital. The legislation also introduces the Theoretical Solvability Criterion (theoretisch solvabiliteitscriterium; TSC), which applies to large and medium-sized life insurance companies in the Netherlands. The aim of the TSC is to ensure that, after the realisation of some pre-defined stress scenarios, insurance companies still comply with their solvency requirements. In case the solvency position of an insurer is below the TSC, the DNB could require the insurance company to submit a recovery plan. Additionally, if the solvency position is below the TSC, DNB could require a declaration of no objection for dividend payments and other withdrawals from own funds.

The Dutch life insurance companies of NN Group have been using the ECB AAA curve to perform the regulatory test of adequacy of their insurance liabilities at year end 2012. On 12 July 2013, Fitch downgraded France to AA+, resulting in French government bonds no longer being included in the ECB AAA curve. The downgrade caused a drop of the ECB AAA curve of on average 15 basis points (dependent on the point on the curve), leading to an increase in the valuation of the liabilities and therefore a decrease in available regulatory capital. The DNB swap curve is the only alternative curve to the swap curve allowed by DNB that is available to Dutch life insurance companies to discount liabilities in the regulatory test of adequacy. As of Q3 2013, the Dutch life insurance companies of NN Group have been granted permission by DNB to use the DNB swap curve the test of adequacy. The impact of the downgrade of France had an immediate unfavourable impact on NN Life’s regulatory solvency ratio of about 39%-points.

Capital adequacy assessment

During 2013, NN Group was adequately capitalised.

Capital position of NN Group
	2013	2012 (4)
Shareholder’s equity (parent)	14,227	26,423
Hybrids issued by ING Group (1)	2,394	2,438
Hybrids issued by NN Group (2)		476
Required regulatory adjustments	–5,368	–6,891

IGD capital	11,253	22,446
EU required capital base	4,379	9,523
IDF Solvency I ratio (3)	257%	236%

(1)	Hybrids issued by ING Group at notional value.
(2)	Hybrids issued by NN Group at notional value capped at 25% of EU required capital. As from 1 January 2013 the hybrid issued by NN Group N.V. with notional amount of EUR 476 million does not qualify anymore for IGD Capital based on regulations from DNB.
(3)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.
(4)	The IGD Solvency I ratio reported in the 2012 Annual Report of 245% is restated due to the change in accounting policy for employee benefits as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

During 2013, the IGD ratio of NN Group increased from 236% at the end of 2012 to 257% at the end of 2013. This improvement reflects a decrease of shareholders’ equity and a release of required capital following the various divestments that closed during 2013, the IPO of ING U.S. and the transfer of the remaining stake in ING U.S. to ING Group. In addition, the improvement was supported by favourable market developments, net operating results and the EUR 1 billion capital injection from ING Group to redeem debt. This was only partially offset by the impact of the downgrade of France by Fitch on the NN Life solvency ratio, the exclusion of a EUR 0.5 billion hybrid loan that no longer qualifies as capital and the write down of the DAC for the Japan Closed Block VA business.

NN Group continues to aim that all operating entities are adequately capitalised based on local regulatory and rating agency requirements and that on a consolidated basis, the financial leverage (hybrids, sub-debt and financial debt) of NN Group is appropriate relative to the capital base.

ING Group Annual Report on Form 20-F 2013	F-252

Notes to the consolidated financial statements continued

Capital base and financial leverage of NN Group
	2013	2012 (4)
Shareholder’s equity (parent)	14,227	26,423
Revaluation reserve debt securities	–2,804	–9,282
Revaluation reserve crediting to life policyholders	2,579	5,673
Revaluation reserve cash flow hedge	–2,726	–3,548
Goodwill	–264	–351
Minority interests	68	217

Capital base for financial leverage (a)	11,080	19,132
Hybrids issued by ING (1)	2,401	2,451
Hybrids issued by NN Group (2)	491	496

Total hybrids (b)	2,892	2,947
External debt issued by NN Group N.V.		694
External debt issued by US Holding companies		2,307
Group debt	1,000	1,311
Other net financial debt (3)		1,457

Total financial debt (c)	1,000	5,769
Total financial leverage (d) = (b) + (c)	3,892	8,716
Financial leverage ratio (e)v= (d) / {(a) + (d)}	26%	31%

(1)	Hybrids issued by ING Group at amortised cost value consistent with IFRS carrying value.
(2)	Hybrids issued by NN Group at amortised cost value consistent with IFRS carrying value.
(3)	Includes net internal borrowings from the operating subsidiaries, offset by net current assets of the holding companies in excess of a cash capital requirement.
(4)	The Capital base for financial leverage as reported in the 2012 Annual Report of EUR 20,007 million is restated due to the change in accounting policy for employee benefits as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

For NN Group in total, the capital base for financial leverage purposes is fully based on IFRS accounting, whereas the IGD capital is corrected for some regulatory adjustments. The table below provides a reconciliation.

Reconcilation between IGD capital and Capital base for financial leverage
	2013	2012
IGD capital	11,253	22,446
Hybrids issued by ING Group	–2,394	–2,438
Hybrids issued by NN Group		–476
Revaluation reserve debt securities	–2,804	–9,282
Revaluation reserve crediting to life policyholders	2,579	5,673
Revaluation reserve adjustments	2,446	3,209

Capital base for financial leverage	11,080	19,132

The table below provides the capital ratios for the larger Insurance subsidiaries according to local regulatory capital frameworks:

Local Capital ratios for the larger Insurance operations
	2013 (2)	2012 (1)
NN Life	222%	191%
ING Re Netherlands	1,314%	320%
ING Life Japan	1,366%	989%

(1)	Comparable capital ratio for ING Life Japan is at March 31st, 2013, as the financial year for ING Life Japan runs from April 1st until March 31st.
(2)	The 2013 capital ratios are not final until filed with the regulators.

NN Life’s capitalisation improved due to a EUR 0.6 billion capital injection, higher performance of the equity portfolio, lower credit spreads, but offset by the change in valuation curve from ECB AAA curve to DNB Swap curve. Following the subordinated loan to NN Life and the impact of the pension agreement in the first quarter of 2014, the estimated pro-forma solvency I ratio for NN Life is 234%.

The capital ratio of ING Re increased mainly due to a capital injection of EUR 0.6 billion to strengthen its capitalisation from an economic basis, favourable market developments and a decrease in required capital. Required capital decreased mainly due to lower value of the guarantees for the reinsured Japan VA business and the termination of the Stop-Loss contract with Poland.

F-253	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

ING Life Japan’s capital ratio improved due to profits in the period from 1 April until 31 Dec 2013, growth of business volume driven by continuous good sales for COLI business and lower required capital, reflecting decreasing SPVA minimum guarantee reserve, which is led by favourable market developments and the increased SPVA lapse.

For NN Group, Available Financial Resources (AFR) continues to be important, especially as an evolving proxy for the Own Funds derivation from our internal model under Solvency II. The SII regulations are not final and material deviations from our proxy could materialise; see the risk management section for more details. AFR in the 2012 Annual Report of ING Verzekeringen N.V. was derived for ING Insurance EurAsia excluding Asian Insurance and Investment Management businesses and the reinsured Japan VA guarantees to ING Re (Netherlands) N.V. that were classified as held-for-sale operations. ING announced in 2013 that NN Group N.V. will be divested instead of ING Insurance Eurasia N.V., and after carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that ING Life Japan will be included with NN Group’s insurance and investment management businesses in the base case IPO of NN Group in 2014, subject to market and other conditions. As a result, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘NN Group’s business in Japan’) are no longer classified as held-for-sale operations. All references to Asia in this disclosure therefore, refer to the insurance and investment management businesses in Asia other than NN Group’s business in Japan.

The following table presents the reconciliation from the 2012 AFR for Insurance EurAsia excluding Asian held-for-sale operations as reported in the Annual Report 2012, to the comparable basis for NN Group excluding US Insurance business. The impact of the change in scope on EC is explained in detail in the Risk paragraph.

Change of scope of AFR 2012
amounts in billions of euros	AFR
As reported for ING Insurance EurAsia (excluding held-for-sale operations) in 2012	9.6
Change in model and methodology (1)	–0.8
Include NN Group’s business in Japan as modelled business	2.4
Include the other Asian held-for-sale operations as unmodelled business	4.0
Include legacy units and holding	–3.8

NN Group 2012 excluding US Insurance business on a basis comparable to 2013	11.4

(1)	The change in model and methodology refers to the change in accounting policy for employee benefits as disclosed in the section ‘Changes in accounting policies in 2013’ on page F-11.

The table below provides AFR and EC on comparable basis for NN Group (excluding US operations).

AFR and EC positions
amounts in billions of euros	2013	2012
AFR	13.6	11.4
EC	7.0	8.7
Excess AFR over EC	6.6	2.7

AFR-EC ratio	193%	131%

The AFR-EC ratio for NN Group excluding US Insurance business increased in 2013 as a result of higher AFR and lower EC. AFR increased from EUR 11.4 billion at the end 2012 to EUR 13.6 billion at the end of 2013. AFR increased mainly due to a capital injection from ING of EUR 1.3 billion (EUR 1.0 billion to redeem ING Group loan and EUR 0.3 billion to acquire parts of WestlandUtrecht Bank) and the inclusion of the “Ultimate Forward Rate” (UFR) in the valuation curve of EUR 1.6 billion. This increase was partially offset by the change of treatment of the pension asset (included in 2012 figures but excluded in 2013) of EUR 0.7 billion and the change in treatment of the external hybrid of EUR 0.5 billion, which is not considered AFR as from January 1st, 2013 (consistent with IGD ratio). The change in EC during 2013 is explained in detail in the Risk paragraph.

ING Group Annual Report on Form 20-F 2013	F-254

Notes to the consolidated financial statements continued

ING GROUP

The debt/equity ratio of ING Group as at 31 December 2013 was 8.4% (2012: 11.2%).

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all NN Group entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

Regulatory capital adequacy ING Group
	2013	2012
BIS capital	46,496	47,270
IGD capital Insurance operations	20,903	22,447
Group leverage (core debt)	–4,910	–7,100

Regulatory capital	62,490	62,619
Required capital banking operations	26,913	28,767
Required capital insurance operations	8,153	9,523

Total required capital	35,066	38,290
FICO ratio	178%	164%

Capital adequacy and ratios

Quantitative disclosures on capital measurements and ratios
	Group		Bank		NN Group
	2013	2012	2013	2012	2013	2012
Core Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			11.72%	11.97%
Regulatory minimum Tier 1 ratio			2.00%	2.00%
Target minimum Tier 1 ratio			10.00%	10.00%
Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			13.53%	14.40%
Regulatory minimum Tier 1 ratio			4.00%	4.00%
Target minimum Tier 1 ratio			11.50%	10.00%
BIS ratio (Bank)
Year-end actual BIS ratio			16.46%	16.96%
Regulatory minimum BIS ratio			8.00%	8.00%
Target minimum BIS ratio			15.00%	10.00%
Insurance Groups Directive
Year-end actual Capital coverage ratio					257%	236%
Required capital					100%	100%
Target ratio					150%	150%
Debt/Equity ratio (Group)
Debt/Equity ratio	8.44%	11.23%
Target maximum Debt/Equity ratio	15.00%	15.00%

The Tier 1 ratio and the BIS ratio are regulatory requirements. Internally ING manages on the Core Tier 1 ratio. The actual ratios were 11.97% at the end of 2012 and 11.72% at the end of 2013.

F-255	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

Main credit ratings of ING at 31 December 2013
	Standard & Poor’s		Moody’s		Fitch
	rating	outlook	rating	outlook	rating	outlook
ING Groep N.V.
– long-term	A–	stable	A3	negative	A	negative
ING Bank N.V.
– short-term	A–1		P–1		F1+
– long-term	A	stable	A2	negative	A+	negative
– financial strength			C–
ING Verzekeringen N.V. (1)
– short-term	A–2		P–2		F2
– long-term	BBB+	stable	Baa2	negative	A–	negative

(1)	Predecessor of NN Group N.V.

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

ING Group Annual Report on Form 20-F 2013	F-256

Notes to the consolidated financial statements continued

AUTHORISATION OF ANNUAL ACCOUNTS

Amsterdam, 17 March 2014

THE SUPERVISORY BOARD	THE EXECUTIVE BOARD
J. (Jeroen) van der Veer, chairman	R.A.J.G. (Ralph) Hamers, CEO and chairman
P.A.F.W. (Peter) Elverding, vice-chairman	P.G. (Patrick) Flynn, CFO
J.P. (Tineke) Bahlmann	W.F. (Wilfred) Nagel, CRO
H.W.(Henk) Breukink
I. (Isabel) Martín Castellá
C.W. (Carin) Gorter
J.H. (Jan) Holsboer
J.Ch.L. (Joost) Kuiper
H.J. (Hermann-Josef) Lamberti
R.W.P. (Robert) Reibestein
Y.C.M.T. (Yvonne) van Rooy
L.A.C.P. (Luc) Vandewalle

F-257	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2.3. SUPPLEMENTAL INFORMATION

The following financial information presents the balance sheets for the years ended 31 December 2013 and 2012, and the profit and loss accounts and statements of cash flows for the years ended 31 December 2013, 2012 and 2011 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

2.3.1 CONSOLIDATING BALANCE SHEET

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	1	13,316	–1	13,316
Amounts due from banks		43,012		43,012
Financial assets at fair value through profit and loss
– trading assets		114,247		114,247
– investments for risk of policyholders		39,589		39,589
– non-trading derivatives		8,546		8,546
– designated as at fair value through profit and loss		2,790		2,790
Investments
– available-for-sale		137,897		137,897
– held-to-maturity		3,098		3,098
Loans and advances to customers		526,965		526,965
Reinsurance contracts		252		252
Investments in associates	58,228	2,006	–58,228	2,006
Real estate investments		810		810
Property and equipment		2,446		2,446
Intangible assets		1,841		1,841
Deferred acquisition costs		1,353		1,353
Assets held for sale		156,885		156,885
Other assets	565	20,984		21,549

Total assets	58,794	1,076,037	–58,229	1,076,602
EQUITY
Shareholders’ equity (parent)	42,440	49,159	–49,159	42,440
Non-voting equity securities	1,500			1,500

	43,940	49,159	–49,159	43,940
Minority interests		5,913		5,913

Total equity	43,940	55,072	–49,159	49,853
LIABILITIES
Subordinated loans	7,977		–1,088	6,889
Debt securities in issue	5,429	122,298		127,727
Other borrowed funds	762	22,775	–9,831	13,706
Insurance and investment contracts		111,551		111,551
Amounts due to banks		27,257		27,257
Customer deposits and other funds on deposit		474,321	–1	474,320
Financial liabilities at fair value through profit and loss
– trading liabilities		73,491		73,491
– non-trading derivatives	290	11,155	–290	11,155
– designated as at fair value through profit and loss		13,855		13,855
Liabilities held for sale		146,402		146,402
Other liabilities	396	17,860	2,140	20,396

Total liabilities	14,854	1,020,965	–9,070	1,026,749
Total equity and liabilities	58,794	1,076,037	–58,229	1,076,602

ING Group Annual Report on Form 20-F 2013	F-258

Notes to the consolidated financial statements continued

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	9	17,657	–9	17,657
Amounts due from banks		39,053		39,053
Financial assets at fair value through profit and loss
– trading assets		114,895		114,895
– investments for risk of policyholders		98,765		98,765
– non-trading derivatives		13,951		13,951
– designated as at fair value through profit and loss		4,760		4,760
Investments
– available-for-sale		193,584		193,584
– held-to-maturity		6,545		6,545
Loans and advances to customers		556,900		556,900
Reinsurance contracts		5,290		5,290
Investments in associates	69,266	2,406	–69,266	2,406
Real estate investments		904		904
Property and equipment		2,674		2,674
Intangible assets		2,639		2,639
Deferred acquisition costs		4,549		4,549
Assets held for sale		66,946		66,946
Other assets	395	26,028		26,423

Total assets	69,670	1,157,546	–69,275	1,157,941
EQUITY
Shareholders’ equity (parent)	46,931	56,692	–56,692	46,931
Non-voting equity securities	2,250			2,250

	49,181	56,692	–56,692	49,181
Minority interests		1,643		1,643

Total equity	49,181	58,335	–56,692	50,824
LIABILITIES
Subordinated loans	9,923		–1,137	8,786
Debt securities in issue	6,837	136,599		143,436
Other borrowed funds	2,250	24,671	–10,198	16,723
Insurance and investment contracts		229,950		229,950
Amounts due to banks		38,704		38,704
Customer deposits and other funds on deposit		455,494	–491	455,003
Financial liabilities at fair value through profit and loss
– trading liabilities		83,652		83,652
– non-trading derivatives	122	18,752	–122	18,752
– designated as at fair value through profit and loss		13,399		13,399
Liabilities held for sale		67,811		67,811
Other liabilities	1,357	30,179	–635	30,901

Total liabilities	20,489	1,099,211	–12,583	1,107,117
Total equity and liabilities	69,670	1,157,546	–69,275	1,157,941

F-259	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2.3.2. CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		51,394		51,394
Interest expense banking operations		–39,693		–39,693

Interest result banking operations		11,701		11,701
Gross premium income		9,530		9,530
Investment income		3,918		3,918
Result on disposals of group companies		–18		–18

Gross commission income		4,234		4,234
Commission expense		–1,369		–1,369

Commission income		2,865		2,865
Valuation results on non-trading derivatives		–881		–881
Net trading income		670		670
Share of result from associates	4,597	114	–4,597	114
Other income	–9	217		208

Total income	4,588	28,116	–4,597	28,107
Expences
Gross underwriting expenditure		13,585		13,585
Investment result for risk of policyholders		–4,930		–4,930
Reinsurance recoveries		–70		–70

Underwriting expenditure		8,585		8,585
Addition to loan loss provisions		2,289		2,289
Intangible amortisation and other impairments		146		146
Staff expenses		6,101		6,101
Other interest expenses		461		461
Other operating expenses	16	4,596		4,612

Total expenses	16	22,178		22,194

Result before tax from continuing operations	4,572	5,938	–4,597	5,913
Taxation	–5	1,479		1,474

Net result from continuing operations	4,577	4,459	–4,597	4,439
DISCONTINUED OPERATIONS
Net result from discontinued operations		428		428
Net result from classification as discontinued operations		–42		–42
Net result from disposal of discontinued operations		17		17

Total net result from discontinued operations		403		403

Net result from continuing and discontinued operations (before minority interests)	4,577	4,862	–4,597	4,842
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				4,577
Minority interests				265

				4,842
Net result from continuing operations attributable to:
Equityholders of the parent				4,343
Minority interests				96

				4,439
Total net result from discontinued operations attributable to:
Equityholders of the parent				234
Minority interests				169

				403

ING Group Annual Report on Form 20-F 2013	F-260

Notes to the consolidated financial statements continued

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		60,003		60,003
Interest expense banking operations		–48,119		–48,119

Interest result banking operations		11,884		11,884
Gross premium income		10,706		10,706
Investment income		4,260		4,260
Result on disposals of group companies		1,604		1,604
Gross commission income		3,941		3,941
Commission expense		–1,258		–1,258

Commission income		2,683		2,683
Valuation results on non-trading derivatives		–4,411		–4,411
Net trading income		1,662		1,662
Share of result from associates	3,730	54	–3,730	54
Other income	–273	–125		–398

Total income	3,457	28,317	–3,730	28,044
Expences
Gross underwriting expenditure		15,867		15,867
Investment result for risk of policyholders		–5,517		–5,517
Reinsurance recoveries		–72		–72

Underwriting expenditure		10,278		10,278
Addition to loan loss provisions		2,125		2,125
Intangible amortisation and other impairments		272		272
Staff expenses		5,738		5,738
Other interest expenses		464		464
Other operating expenses		5,949		5,949

Total expenses		24,826		24,826

Result before tax from continuing operations	3,457	3,491	–3,730	3,218
Taxation	–69	849		780

Net result from continuing operations	3,526	2,642	–3,730	2,438
DISCONTINUED OPERATIONS
Net result from discontinued operations		891		891
Net result from classification as discontinued operations		–394		–394
Net result from disposal of discontinued operations		752		752

Total net result from discontinued operations		1,249		1,249

Net result from continuing and discontinued operations (before minority interests)	3,526	3,891	–3,730	3,687
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				3,526
Minority interests				161

				3,687
Net result from continuing operations attributable to:
Equityholders of the parent				2,335
Minority interests				103

				2,438
Total net result from discontinued operations attributable to:
Equityholders of the parent				1,191
Minority interests				58

				1,249

F-261	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

For the year ended 31 December 2011	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		64,649		64,649
Interest expense banking operations		–51,200		–51,200

Interest result banking operations		13,449		13,449
Gross premium income		11,292		11,292
Investment income		2,575		2,575
Result on disposals of group companies		801		801
Gross commission income		4,763		4,763
Commission expense		–1,630		–1,630

Commission income		3,133		3,133
Valuation results on non-trading derivatives		–137		–137
Net trading income		210		210
Share of result from associates	4,323	216	–4,323	216
Other income	598	627		1,225

Total income	4,921	32,166	–4,323	32,764
Expences
Gross underwriting expenditure		13,444		13,444
Investment result for risk of policyholders		–206		–206
Reinsurance recoveries		–79		–79

Underwriting expenditure		13,159		13,159
Addition to loan loss provisions		1,670		1,670
Intangible amortisation and other impairments		362		362
Staff expenses		6,624		6,624
Other interest expenses		380		380
Other operating expenses	–21	5,514		5,493

Total expenses	–21	27,709		27,688

Result before tax from continuing operations	4,942	4,457	–4,323	5,076
Taxation	188	862		1,050

Net result from continuing operations	4,754	3,595	–4,323	4,026
DISCONTINUED OPERATIONS
Net result from discontinued operations		–180		–180
Net result from disposal of discontinued operations		995		995

Total net result from discontinued operations		815		815

Net result from continuing and discontinued operations (before minority interests)	4,754	4,410	–4,323	4,841
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				4,754
Minority interests				87

				4,841
Net result from continuing operations attributable to:
Equityholders of the parent				3,944
Minority interests				82

				4,026
Total net result from discontinued operations attributable to:
Equityholders of the parent				810
Minority interests				5

				815

ING Group Annual Report on Form 20-F 2013	F-262

Notes to the consolidated financial statements continued

2.3.3. CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2013		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		4,572	6,314	–4,597	6,289
Adjusted for:	– depreciation		765		765
	– deferred acquisition costs and value of business acquired		1,282		1,282
	– change in provisions for insurance and investment contracts		–8,503		–8,503
	– addition to loan loss provisions		2,289		2,289
	– other	–90	3,435		3,345
Taxation paid		5	–1,661		–1,656
Changes in:	– amounts due from banks, not available on demand		–9,400		–9,400
	– trading assets		651		651
	– non-trading derivatives	–63	–2,151	63	–2,151
	– other financial assets at fair value through profit and loss		1,899		1,899
	– loans and advances to customers	2,277	4,284	–2,277	4,284
	– other assets	448	2,375	–281	2,542
	– amounts due to banks, not payable on demand		–10,266		–10,266
	– customer deposits and other funds on deposit		25,585		25,585
	– trading liabilities		–10,172		–10,172
	– other financial liabilities at fair value through profit and loss		–3,429		–3,429
	– other liabilities	–6,626	–5,085	–61	–11,772

Net cash flow from operating activities		523	–1,788	–7,153	–8,418
Investments and advances:	– group companies
	– associates		–68		–68
	– available-for-sale investments		–132,318		–132,318
	– real estate investments		–200		–200
	– property and equipment		–388		–388
	– assets subject to operating leases		–82		–82
	– investments for risk of policyholders		–56,008		–56,008
	– other investments		–343		–343
Disposals and redemptions:	– group companies		–4,638		–4,638
	– associates		462		462
	– available-for-sale investments		129,243		129,243
	– held-to-maturity investments		3,439		3,439
	– real estate investments		265		265
	– property and equipment		61		61
	– investments for risk of policyholders		65,528		65,528
	– loans		4,309		4,309
	– other investments		7		7

Net cash flow from investing activities			9,269		9,269
Repayments of subordinated loans		–1,470			–1,470
Proceeds from borrowed funds and debt securities		5,161	155,664	–4,162	156,663
Repayments of borrowed funds and debt securities		–7,957	–162,431	5,650	–164,738
Issuance of ordinary shares		7	–7
Repayment of non-voting equity securities		–750			–750
Repurchase premium		–375			–375
Sales of treasury shares		230	–111		119
Proceeds of ING U.S. 14		786	1,062		1,848
Dividends paid		3,837	–3,837

Net cash flow from financing activities		–531	–9,660	1,488	–8,703

Net cash flow		–8	–2,181	–5,663	–7,852
Cash and cash equivalents at beginning of year		9	24,814	–673	24,150
Effect of exchange rate changes on cash and cash equivalents			882		882

Cash and cash equivalents at end of year		1	23,515	–6,336	17,180

F-263	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

For the year ended 31 December 2012		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		3,457	4,832	–3,730	4,559
Adjusted for:	– depreciation		777		777
	– deferred acquisition costs and value of business acquired		–484		–484
	– change in provisions for insurance and investment contracts		–3,174		–3,174
	– addition to loan loss provisions		2,125		2,125
	– other	15	4,827		4,842
Taxation paid		220	–965		–745
Changes in:	– amounts due from banks, not available on demand		5,272		5,272
	– trading assets		7,367		7,367
	– non-trading derivatives	–2	–1,777		–1,779
	– other financial assets at fair value through profit and loss		–2,417		–2,417
	– loans and advances to customers	–1,189	1,387	1,189	1,387
	– other assets	999	–598	–997	–596
	– amounts due to banks, not payable on demand		–26,459		–26,459
	– customer deposits and other funds on deposit		27,718		27,718
	– trading liabilities		–24,031		–24,031
	– other financial liabilities at fair value through profit and loss		–1,376		–1,376
	– other liabilities	–4,543	–1,942	4,239	–2,246

	Net cash flow from operating activities	–1,043	–8,918	701	–9,260
Investments and advances:	– associates		–26		–26
	– available-for-sale investments		–143,681		–143,681
	– real estate investments		–60		–60
	– property and equipment		–423		–423
	– investments for risk of policyholders		–67,986		–67,986
	– other investments		–369		–369
Disposals and redemptions:	– group companies		–6,536		–6,536
	– associates		92		92
	– available-for-sale investments		137,418		137,418
	– held-to-maturity investments		2,308		2,308
	– real estate investments		290		290
	– property and equipment		71		71
	– investments for risk of policyholders		72,201		72,201
	– loan portfolio		7,268		7,268
	– other investments		9		9

Net cash flow from investing activities			576		576
Repayments of subordinated loans		–10			–10
Proceeds from borrowed funds and debt securities		3,417	330,825	–1,750	332,492
Repayments of borrowed funds and debt securities		–2,102	–332,813	1,750	–333,165
Repayment of non-voting equity securities		–750			–750
Repurchase premium		–375			–375
Payments to acquire treasury shares			–17		–17
Sales of treasury shares		147	13		160
Dividends paid		2,125	–2,125

Net cash flow from financing activities		2,452	–4,117		–1,665

Net cash flow		1,409	–12,459	701	–10,349

Cash and cash equivalents at beginning of year		–1,400	37,054	–1,374	34,280
Effect of exchange rate changes on cash and cash equivalents			219		219

Cash and cash equivalents at end of year		9	24,814	–673	24,150

ING Group Annual Report on Form 20-F 2013	F-264

Notes to the consolidated financial statements continued

For the year ended 31 December 2011		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		4,754	5,460	–4,323	5,891
Adjusted for:	– depreciation		1,514		1,514
	– deferred acquisition costs and value of business acquired		277		277
	– change in provisions for insurance and investment contracts		4,239		4,239
	– addition to loan loss provisions		1,670		1,670
	– other	–119	–1,404		–1,523
Taxation paid		–80	–1,273		–1,353
Changes in:	– amounts due from banks, not available on demand		7,188		7,188
	– trading assets		1,754		1,754
	– non-trading derivatives	9	1,988	–9	1,988
	– other financial assets at fair value through profit and loss		474		474
	– loans and advances to customers	563	–23,702	–563	–23,702
	– other assets	–1,171	46	1,066	–59
	– amounts due to banks, not payable on demand		–6,731		–6,731
	– customer deposits and other funds on deposit		27,019		27,019
	– trading liabilities		–369		–369
	– other financial liabilities at fair value through profit and loss		–207		–207
	– other liabilities	–4,222	–3,986	4,277	–3,931

Net cash flow from operating activities		–266	13,957	448	14,139
Investments and advances:	– group companies	3,000		–3,000
	– associates		–140		–140
	– available-for-sale investments		–223,544		–223,544
	– real estate investments		–32		–32
	– property and equipment		–499		–499
	– assets subject to operating leases		–1,188		–1,188
	– investments for risk of policyholders		–57,130		–57,130
	– other investments		–340		–340
Disposals and redemptions:	– group companies		4,120		4,120
	– associates		383		383
	– available-for-sale investments		219,442		219,442
	– held-to-maturity investments		2,370		2,370
	– real estate investments		118		118
	– property and equipment		67		67
	– assets subject to operating leases		43		43
	– investments for risk of policyholders		61,898		61,898
	– loan portfolio		927		927
	– other investments		9		9

Net cash flow from investing activities		3,000	6,504	–3,000	6,504
Repayments of subordinated loans		–2,356			–2,356
Proceeds from borrowed funds and debt securities		3,859	427,272	–2,750	428,381
Repayments of borrowed funds and debt securities		–2,750	–428,247	1,000	–429,997
Repayment of non-voting equity securities		–2,000			–2,000
Repurchase premium		–1,000			–1,000
Sales of treasury shares		41			41
Dividends paid			–3,000	3,000

Net cash flow from financing activities		–4,206	–3,975	1,250	–6,931

Net cash flow		–1,472	16,486	–1,302	13,712
Cash and cash equivalents at beginning of year		72	20,768	–72	20,768
Effect of exchange rate changes on cash and cash equivalents			–200		–200

Cash and cash equivalents at end of year		–1,400	37,054	–1,374	34,280

F-265	ING Group Annual Report on Form 20-F 2013

Notes to the consolidated financial statements continued

2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION Investments in wholly owned subsidiaries

Investments in group companies
	2013		2012
	Interest held (%)	Balance sheet value	Interest held (%)	Balance sheet value
ING Bank N.V.	100%	29,304	100%	30,117
NN Group N.V.	100%	14,227	100%	26,423
ING U.S., Inc.	56%	5,532
Other		96		151

		49,159		56,691

Effective 1 March 2014, ING Topholding N.V. legally merged with its 100% subsidiary ING Verzekeringen N.V.; the merged entity was renamed NN Group N.V.

On 30 September 2013, ING U.S., Inc. (‘ING U.S.’) was transferred to ING Groep N.V. by way of a dividend in kind. As a result, ING U.S. is now a direct subsidiary of ING Groep N.V. As the transfer was performed at carrying value, the transaction did not impact ING Group’s Net result from continuing and discontinued operations nor ING Group’s Total Equity.

Other includes certain intercompany eliminations.

Changes in investments in group companies
	Balance sheet value
	2013	2012
Opening balance	56,691	54,994
Disposals of group companies	–1,418
Revaluations	–8,191	4,298
Result of group companies	4,597	3,730
Capital contribution	1,330
Dividend	–3,837	–2,125

	49,172	56,686
Changes in ING Groep N.V. shares held by group companies	–13	5

Closing balance	49,159	56,691
Receivables from group companies	9,417	12,228

Total	58,576	68,919

In 2013, Disposal of group companies includes the partial divestments of ING U.S.

Subordinated loans

Subordinated loans
					Balance sheet value
Interest rate	Year of issue	Due date	Notional amount in original currency		2013	2012
9.000%	2008	Perpetual	EUR	10	10	10
8.500%	2008	Perpetual	USD	2,000		1,508
8.000%	2008	Perpetual	EUR	1,500	1,501	1,502
7.375%	2007	Perpetual	USD	1,500	1,025	1,137
6.375%	2007	Perpetual	USD	1,045	759	792
5.140%	2006	Perpetual	GBP	66	79	81
5.775%	2005	Perpetual	USD	364	272	288
6.125%	2005	Perpetual	USD	700	486	529
4.176%	2005	Perpetual	EUR	169	168	168
Variable	2004	Perpetual	EUR	555	566	558
6.200%	2003	Perpetual	USD	500	353	369
Variable	2003	Perpetual	EUR	430	433	427
7.200%	2002	Perpetual	USD	1,100	715	820
7.050%	2002	Perpetual	USD	800	522	597
Variable	2000	31 December 2030	USD	1,500	1,088	1,137

					7,977	9,923

The Subordinated loans rank subordinated to the Other liabilities in a winding-up of ING Group.

ING Group Annual Report on Form 20-F 2013	F-266

Financial glossary

ACCIDENT (CALENDER) YEAR

All claims relating to events (insured losses) that occurred in a certain (calendar) year are grouped together, irrespective of when they are actually reported or paid and regardless of the year in which the insurance cover commenced. Accident year information matches claims incurred in a year with the premium earned in that year.

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

ASSET UNDER MANAGEMENT (AUM)

Refers to the total market value of assets a financial company invests on behalf of its clients.

ASSOCIATE

An entity over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights, and that is not a subsidiary nor a joint venture.

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

BANK FOR INTERNATIONAL SETTLEMENTS (BIS)

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

BASEL III

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation and liquidity requirements, which will supersede Basel II. Basel III was adopted in 2010 and consequently translated by the EU in the Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRR is binding for all EU member states and became effective per 1 January 2014, with the full requirements being effective as of 1 January 2018. The CRD IV directs all EU member states to implement certain components of Basel III in their own law, in the Netherlands in the Wet Financieel Toezicht (WFT).

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

CAPITAL REQUIREMENT DIRECTIVE (CRD IV)

For European banks the Basel III requirements will be implemented through Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRD IV directs all EU member states to implement certain components of Basel III in their own law, taking into account transitional arrangements, in the Netherlands through amendments to the Wet Financieel Toezicht (WFT). Although the amended WFT is expected to be ready in the second half of 2014, banks are expected to behave according to the CRD IV already.

F-267	ING Group Annual Report on Form 20-F 2013

Financial glossary continued

CAPITAL REQUIREMENT REGULATION

For European banks the Basel III requirements will be implemented through Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRR is binding for all EU member states and became effective per 1 January 2014, taking into account transitional arrangements, with the full requirements being effective as of 1 January 2018.

CENTRAL CLEARING PARTIES OR CENTRAL COUNTERPARTIES (CCP)

A legal entity that interposes itself between two trade counterparties in a bilateral transaction. The parties legally assign their trades to the CCP (usually through novation), and the CCP becomes the counterparty to each, assuming all rights and responsibilities. Thus, from the point of view of the original counterparties, the counterparty credit risk exposure is shifted from the other original counterparty to the CCP.

COUNTRY OF RESIDENCE

From the perspective of a given country, a resident is an individual or legal entity that has its major operations in the given country. All of ING’s customers and entities are said to be residents in only one country.

CREDIT RISK EXPOSURE

Total amount of committed facilities to a designated borrower or an obligor group or, if higher, their outstanding balances, together with the outstanding balances of any related uncommitted facilities.

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

CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is significant in relation to ING Group’s total exposure.

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

CREDIT DEFAULT SWAP (CDS)

A CDS is a financial derivative instrument which synthetically transfers the credit risk of a specific reference entity between two Counterparties. The protection buyer pays a fixed periodic fee, usually expressed in basis points per annum on the notional amount. The protection seller makes no payment unless some specified credit event relating to the reference entity occurs, in which case he is obligated to make a payment to compensate the loss incurred by the protection buyer.

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

ING Group Annual Report on Form 20-F 2013	F-268

Financial glossary continued

CREDIT SUPPORT ANNEX (CSA)

Supporting documentation for a collateral arrangement that accompanies a master agreement used in the execution of an over-the-counter derivative swap. The document clearly delineates the rules and procedures for the use of the collateral in the backing of the traded securities. A CSA may be executed as a separate document or can be part of the master agreement.

CREDIT VALUATION ADJUSTMENT (CVA)

An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.

DEBIT VALUATION ADJUSTMENT (DVA)

An adjustment made by ING to the valuation of OTC derivative liabilities to reflect within fair value ING’s own credit risk.

DEFERRED ACQUISITION COSTS (DAC)

The costs an insurer spends to acquire a customer when it issues a policy, costs such as commissions paid to sales agents. Those costs are put on the balance sheet as an asset (‘capitalised’) and then paid off (‘amortised’) over the life of the policy as the premium is earned. The amount that is set to be paid off each year is pre-determined by the company based on estimated future returns.

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

DEFINED CONTRIBUTION PLAN

Post-employment benefit plans under which an ING pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

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

ECONOMIC CAPITAL (EC)

The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. ING Bank calculates economic capital requirements at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default of 1 in 2000 years or 0.05%). For NN Group the economic capital is calculated based on a confidence level of 99.5%, which is aligned with the Solvency II.

ECONOMIC EXPOSURE

Total of outstandings plus undrawn committed portions calculated on the basis of economic risk principles.

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

EXPECTED LOSS (EL)

Statistical average loss that is expected within a one-year horizon due to customers or counterparties defaulting. EL is calculated as Probability of Default x Loss Given Default x Exposure at Default. Collective provisions are taken to cover for Expected Losses.

EXPOSURE AT DEFAULT (EAD)

Expected amount of ING’s exposure to a customer or counterpart at the moment of a client’s default.

FAIR VALUE

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date (‘exit price’).

FINANCE LEASE

A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.

F-269	ING Group Annual Report on Form 20-F 2013

Financial glossary continued

FINANCIAL ASSET

Any asset that is:

•	cash;

•	an equity instrument of another company;

•	a contractual right to;

•	receive cash or another financial asset from another company; or

•	exchange financial instruments with another company under conditions that are potentially favourable; or

•	certain contract that will or may be settled in ING’s own equity instruments.

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

INTEREST RATE REBATES

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

INTERNAL ASSESSMENT APPROACH (IAA)

Method used to calculate credit risk capital requirements for securitisation exposures (including liquidity lines provided to asset backed commercial paper programmes and sponsored securitisations).

IN THE MONEY

A call option is said to be in the money if the exercise price is lower than the price of the underlying value; a put option is said to be in the money if the exercise price is higher than the price of the underlying value.

ING Group Annual Report on Form 20-F 2013	F-270

Financial glossary continued

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

LEVERAGE RATIO

Simple measure for the solvency of banks, introduced under Basel III, defined as Total on balance sheet and off-balance sheet exposure / Tier 1 Capital.

LIQUIDITY COVERAGE RATIO (LCR)

Regulatory measure for the liquidity of banks which compares the amount of liquid assets with a potential outflow over a one month period. The measure is introduced under Basel III. LCR is defined as: stock of liquid assets / assumed 30-days cash outflow.

LIQUIDITY PREMIUM

In order to correct the value of the liabilities for their illiquidity a premium is added to the risk free liability valuation curve. This premium reflects the price of illiquid long term funding which increases in stressed markets.

LIQUIDITY RISK

The risk that ING Group or one of its subsidiaries cannot meet its financial liabilities when they fall due, at reasonable costs and in a timely manner.

LOAN TO DEPOSIT RATIO (LTD RATIO)

Measure for the liquidity of banks. The LtD ratio is defined as: own originated loans / own originated deposits.

LOSS GIVEN DEFAULT (LGD)

Anticipated percentage loss in the event of a default of a customer of counterpart.

MARKET RISK

Market risk is the risk that movements in market variables, such as interest rates, equity prices, implied volatilities, foreign exchange rates, real estate prices negatively impact the earnings or market value.

MARKED TO MARKET (MTM)

Valuing a security, portfolio or account against its market value instead of its carrying value.

MASTER AGREEMENT

Contract between parties in which agreements are reached for most of the terms and conditions of future transactions such that negotiations only focus on deal-specific terms. Well known master agreements are for example ISDA (for over-the-counter derivative transactions), GMRA (for repo or repurchase transactions) and GMSLA (for securities lending transactions).

MINIMUM CAPITAL REQUIREMENT (MCR)

Is defined in the Solvency II legislation and represents the absolute minimum regulatory required capital for insurance companies.

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

F-271	ING Group Annual Report on Form 20-F 2013

Financial glossary continued

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

NON-VOTING EQUITY SECURITIES

Core Tier 1 securities issued to the Dutch State in November 2008 for a total consideration of EUR 10 billion. In December 2009 EUR 5 billion, in May 2011 EUR 2 billion, in November 2012 EUR 750 million and in November 2013 EUR 750 million was repaid to the Dutch State. This capital injection qualifies as core Tier 1 capital for regulatory purposes.

NOTIONAL AMOUNTS

Represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.

OBLIGOR

Corporate borrower, counterparty or individual to which ING has recourse for repayment of the obligation.

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

OUTSTANDINGS

Total amount of all drawn portions of a facility and thus the sum of all transactions of a specific facility.

OVER-THE-COUNTER INSTRUMENT

A non-standardised financial instrument not traded on a stock exchange but directly between market participants.

PERFORMING LOANS

Loans for which clients currently meet and are expected to meet their financial obligations in full and on time.

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

ING Group Annual Report on Form 20-F 2013	F-272

Financial glossary continued

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

PROBABILITY OF DEFAULT (PD)

The likelihood that a customer or counterparty will default.

PROBLEM LOANS

In line with the IFRS, after a payment default of an obligor of more than 90 days or the likelihood of a payment default of the client (the particular loan and all other positions) will be regarded as problem or non-performing loans.

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

RECOVERY PLAN

As a consequence of the global financial crisis ING Bank has set up an all-encompassing recovery planning process to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength.

REDEMPTION VALUE

With respect to investments in fixed-interest securities, the amount payable on the maturity date.

REGULATORY CAPITAL (RC)

The minimum amount of capital that a bank is required to hold in order to absorb unexpected losses. RC is calculated using regulatory approved internal models.

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

RESERVE ADEQUACY TEST

To ensure reserves remain adequate over time, the insurance liabilities (future claims and premium income) are tested against the projected investment yields. For many insurance portfolios stochastic testing is done taking the 90th percentile of the results as the required level at which adequacy should be ensured.

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

SOLVENCY I

Solvency I is the current prudential framework that lays out the amounts of regulatory capital an insurance undertaking must hold against unforeseen events.

F-273	ING Group Annual Report on Form 20-F 2013

Financial glossary continued

SOLVENCY II

Solvency II is a fundamental review of the prudential regime for insurance and reinsurance undertakings in the European Union. Solvency II must lead to a new solvability framework based on a market consistent valuation, in which the capital requirements adequately reflect the risks run by the insurer. It is still under discussion and is not expected to come into force before 1 January 2016.

STRESS TESTING

Stress testing examines the effect of exceptional but plausible scenarios on the capital position of ING. Stress testing can be initiated internally or by external parties such as the Dutch central bank.

STRUCTURED ENTITY

An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

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

UNIT LINKED

A unit linked insurance product functions as a savings product but also offers coverage for specific life events. The policy holder invests in ‘units’ (stock, bonds, or mutual funds) and its return depends on the performance of these units. The insurance company may decide to provide guarantees on the return of the units.

VALUE AT RISK (VAR)

Quantifies, with a one-sided confidence level of at least 99%, the maximum overnight loss in Net Present Value that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time interval of one day. Statistically, a loss larger than the VaR figure can only occur once in every 100 days.

VALUE IN USE

The present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

VARIANCE-COVARIANCE

A model to calculate Value at Risk, assuming that changes in risk factors are (jointly) normally distributed and that the change in portfolio value is linearly dependent on all risk factor changes.

ING Group Annual Report on Form 20-F 2013	F-274

Schedule I — Summary of investments other than investments in related parties amounts in millions of euros, unless stated otherwise

Type of investment	Cost	Fair value	Amount at which shown in balance sheet
DEBT SECURITIES
Debt securities held to maturity	3,098	3,153	3,098
Debentures/available-for-sale:
– Dutch governments	5,727	6,064	6,064
– foreign governments	34,308	37,242	37,242
– public utilities	1,400	1,507	1,507
– asset-backed securities	1,640	1,590	1,590
– redeemable preference shares/sinking funds
– all other corporate bonds	82,143	84,229	84,229
SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
– public utilities
– banks, trusts and insurance companies	833	940	940
– industrial and all other	4,204	6,144	6,144
Preference shares	145	181	181

Total investments	133,498	141,050	140,995

F-275	ING Group Annual Report on Form 20-F 2013

Schedule III — Supplementary insurance information

amounts in millions of euros, unless stated otherwise

Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy and claims	Premium revenue	Net investment income (including other income and other expenses) allocated to underwriting accounts	Benefits, claims, losses and settlement expenses	Amortisation of deferred policy acquisition costs	Other operating expenses	Premiums written
2013
Life	1,316	103,996		3,799	7,744	185	11,518	1,653	1,726	7,744
Non-Life	37	3,238	266		1,643	198	1,066	7	399	1,642

Total	1,353	107,234	266	3,799	9,387	383	12,584	1,660	2,125	9,386
2012
Life	4,513	213,980		7,236	8,873	788	10,799	756	1,842	8,873
Non-Life	36	3,179	265		1,715	230	1,092	15	501	1,693

Total	4,549	217,159	265	7,236	10,588	1,018	11,891	771	2,343	10,566

ING Group Annual Report on Form 20-F 2013	F-276

Schedule IV — Reinsurance

amounts in millions of euros, unless stated otherwise

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2013 Premiums
– Life	7,835	104	13	7,744	0.2%
– Non-Life	1,656	40	26	1,642	1.6%

Total	9,491	144	39	9,386	0.4%
Life insurance in Force	292,280	27,747		264,533	0.0%
2012 Premiums
– Life	8,974	100	–1	8,873	0.0%
– Non-Life	1,709	40	24	1,693	1.4%

Total	10,683	140	23	10,566	0.2%
Life insurance in Force	830,161	130,915	8,275	707,521	1.2%
2011 Premiums
– Life	9,592	102	5	9,495	0.1%
– Non-Life	1,672	39	23	1,656	1.4%

Total	11,264	141	28	11,151	0.3%
Life insurance in Force	1,188,592	233,778	11,547	966,361	1.2%

F-277	ING Group Annual Report on Form 20-F 2013

Schedule VI — Supplemental information concerning non-life insurance operations amounts in millions of euros, unless stated otherwise

Affiliation with the registrant	Deferred policy acquisition	Reserves for unpaid claims & claims adjusted	Discount if any deducted in	Unearned	Earned	Net investment income (including other income and other expenses) allocated to non-life	Claims and claims adjustment expenses incurrent related to accident years		Amorti- sation of	Paid claims & claims adjusted	Premiums
	costs	expenses	column C	premiums	premiums	operations	Current	Prior	DPAC (1)	expenses	written
2013
Consolidated Non-Life entities	37	3,238	266	266	1,643	198	1,176	–46	7	1,070	1,642
2012
Consolidated Non-Life entities	36	3,179	278	266	1,715	230	1,213	6	15	1,116	1,693

(1)	DPAC: Deferred policy acquisition costs

ING Group Annual Report on Form 20-F 2013	F-278