Form 20-F
period 2014-12-31
ING GROEP NV
filed 2015-03-19
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2014

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

Norman Tambach

Telephone: +31 20 576 6160

E-mail: Norman.Tambach@ing.com

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

(Name; Telephone, Email and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share Ordinary Shares, nominal value EUR 0.24 per Ordinary Share and	New York Stock Exchange
Bearer Depositary receipts in respect of Ordinary Shares*	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
7.375% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value EUR 0.24 per Ordinary Share	3,858,862,387
Bearer Depositary receipts in respect of Ordinary Shares	3,858,338,813

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

PRESENTATION OF INFORMATION

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are NN Group N.V. (formerly ING Verzekeringen N.V. together with its consolidated subsidiaries, “NN Group”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively. References to “Executive Board” or “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V.

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.119, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 2 March 2015.

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

The published 2014 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.

IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. This information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.

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

IFRS 9

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014. The new requirements become effective as of 2018. IFRS 9 is not yet endorsed by the EU. IFRS 9 is replacing IAS 39 ‘Financial Instruments: Recognition and Measurement’, and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Classification and measurement

The classification and measurement of financial assets will depend on the entity’s business model for its management and its contractual cash flow characteristics and result in financial assets being recognised at amortised cost, fair value through OCI

(“FVOCI”) or fair value through profit and loss. In many instances, the classification and measurement outcomes will be similar to IAS 39, although certain differences will arise. The classification of financial liabilities is essentially the same. With the exception of certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in OCI.

Impairment

The recognition and measurement of impairment is intended to be more forward-looking than under IAS 39 and the resulting impairment charge will tend to be more volatile. The impairment requirements apply to financial assets measured at amortised cost, FVOCI, lease receivables, and certain loan commitments and financial guarantee contracts. Initially, a provision is required for expected credit losses (‘ECL’) resulting from default events that are possible within the next 12 months (‘‘12 month ECL”). In the event of a significant increase in credit risk, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’).

Hedge accounting

The hedge accounting requirements of IFRS 9 aims to simplify general hedge accounting requirements. Additionally, IFRS 9 aims to create a stronger link between financial accounting and the risk management strategy and allowing for a greater variety of hedging instruments and risks. The standard does not address macro hedge account strategies, which are being considered in a separate project for which a discussion paper was issued in April 2014.

Application

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at 1 January 2018, with no requirement to restate comparative periods. Hedge accounting is applied prospectively from that date.

Expected impact

ING is currently assessing the impact of this standard. The implementation of IFRS 9, if and when endorsed by the EU, may have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income.

Discontinued Operations

NN Group and Voya are classified as discontinued operations (for more information, see “Item 4. Information on the Company – Changes in the composition of the Group”). The results of the discontinued operations for the year and for comparative years are presented separately from continuing operations in the profit and loss account.

Effective 4 March 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to U.S. GAAP.

Certain amounts set forth herein may not sum due to rounding.

This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

IPO NN Group

On 2 July 2014, ING sold 77 million existing ordinary shares in the initial public offering of NN Group at EUR 20.00 per share. Total gross proceeds from the NN Group IPO amount to EUR 2.2 billion. As a result, ING’s ownership in NN Group declined from 100% to 68.1%. This transaction did not impact the profit and loss account of ING Group, as NN Group will continue to be fully consolidated by ING Group. The transactions had a negative impact on shareholders’ equity of ING Group of EUR 4,263 million, in 2014. NN Group is presented as Assets and liabilities held for sale and discontinued operations as from 30 September 2014. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 33 ‘Discontinued operations’ and Note 57 ‘Other events’ of Note 2.1 to the consolidated financial statements.

Subsequent events

Sale of NN Group shares

In February 2015, ING sold 52 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8.3 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.2 billion. The transaction reduced the ownership of ING in NN Group from 68.1% to 54.6%. The transaction did not impact the profit and loss account of ING Group, and has a negative impact of approximately EUR 1.6 billion on the shareholders’ equity of ING Group, being the difference between the net proceeds of the transaction and the IFRS carrying value as at 31 December 2014 of the equity stake sold. The actual impact on equity may differ from this estimate due to changes in the IFRS carrying value between 31 December 2014 and the close of the transaction.

Sale of Voya shares

In March 2015, ING sold 45.6 million ordinary shares of Voya. In the public offering ING Group has sold approximately 32 million Voya shares at a price of USD 44.20 per share. In addition ING Group has sold to Voya approximately 13.6 million shares for an aggregate amount of USD 600 million. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amount to approximately EUR 1.8 billion at current exchange rates (USD 2.0 billion). The sale of the total of 45.6 million shares from the combined transactions reduces ING Group’s stake in Voya from 18.9% to zero. These transactions settled on 9 March 2015. After this transaction, ING Group will continue to hold warrants for approximately 26 million shares in Voya at an exercise price of USD 48.75. The transactions are expected to result in a net profit to ING at closing of EUR 308 million. This broadly reflects the difference between the market value of our 18.9% stake in Voya at the date ING lost significant influence, and the current market value of this stake of approximately EUR 1.8 billion. The result of this transaction will be included in the profit and loss account of ING in 2015.

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

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	consequences of a potential (partial) break-up of the euro

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor, customer and policyholder behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	ING’s ability to achieve projected operational synergies or to successfully implement the Ambition 2017 programme, and

•	the other risks and uncertainties detailed in “Item 3. Key Information — Risk Factors” in ING’s Annual Report on Form 20-F for the year ended 31 December 2014.

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

	Year ended 31 December,
	2014	2014	2013	2012(2)	2011(2)(3)	2010(2)(3)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data

Continuing operations
Interest income	53,894	48,163	51,394	60,003	66,181	69,687
Interest expense	40,126	35,859	39,693	48,119	52,724	56,271

Net interest result	13,768	12,304	11,701	11,884	13,457	13,417
Commission income	2,566	2,293	2,204	2,047	2,496	2,633
Investment and Other income	690	617	3,191	1,223	155	851

Total income	17,024	15,214	17,096	15,154	16,108	16,900

Total expenditure (4)	13,264	11,853	11,123	11,769	11,920	11,916

Result before tax	3,761	3,361	5,973	3,385	4,188	4,984
Taxation	961	859	1,498	856	947	1,131

Net result from continuing operations	2,800	2,502	4,475	2,529	3,241	3,853
Net result from discontinued operations (5)	-1,539	-1,375	680	1,359	1,431	-1,413
Minority interests from continuing and discontinued operations	184	164	265	161	78	80

Net result ING Group IFRS-IASB	1,078	963	4,890	3,727	4,594	2,360

Addition to shareholders’ equity	552	493	4,890	3,727	4,594	2,360
Dividend	526	470
Basic earnings per share (6)	0.07	0.06	1.14	0.81	0.81	0.51
Diluted earnings per share (6)	0.07	0.06	1.14	0.81	0.81	0.51
Dividend per share (6)	0.13	0.12
Number of Ordinary Shares outstanding (in millions)	3,854.6	3,854.6	3,836.9	3,801.4	3,782.3	3,780.3

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.119 to EUR 1.00, the noon buying rate in New York City on 2 March 2015 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013, see Note 2.1 to the consolidated financial statements.
(3)	Periods prior to 2012 are not restated for IFRS 10/11/12.
(4)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
(5)	The results of NN Group and Voya have been transferred to “Result from discontinued operations. For details on Discontinued operations, see Note 33 of Note 2.1 to the consolidated financial statements.
(6)	Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary Shares outstanding and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding at the end of the respective periods. For purposes of this calculation, ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The effect of dilutive securities is also adjusted.

	Year ended 31 December,
	2014	2014	2013	2012(2)	2011(2)(3)	2010(2)(3)
	U.S.$(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,105.2	987.7	1,076.6	1,158.1	1,274.2	1,239.3
Investments	109.2	97.6	141.0	200.1	217.4	234.2
Loans and advances to customers	573.4	512.4	527.0	556.9	596.9	608.9
Insurance and investment contracts:			111.8	230.0	278.8	271.1
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	330.7	295.5	289.8	277.8	291.5	324.6
Other deposits and bank funds	210.8	188.4	184.5	177.2	176.0	186.8

Total	541.5	483.9	474.3	454.9	467.5	511.4
Amounts due to banks	33.6	30.0	27.2	38.7	72.2	72.9
Shareholders’ equity	52.1	46.6	42.3	46.5	42.8	39.6
Non-voting equity securities	0	0	1.5	2.3	3.0	5.0
Shareholders’ equity per Ordinary Share	13.54	12.10	11.02	12.22	11.32	10.48
Share capital in number of shares (in millions)	3,858.9	3,858.9	3,840.9	3,831.6	3,831.6	3,831.6

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.119 to EUR 1.00, the noon buying rate in New York City on 2 March 2015 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013, see Note 2.1 to the consolidated financial statements.
(3)	Periods prior to 2012 are not restated for IFRS 10/11/12.

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

	U.S. dollars per euro
Calendar Period	Period End(1)	Average Rate(2)	High	Low
2010	1.3269	1.3218	1.4536	1.1959
2012	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3771	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.
(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2014	1.3136	1.2628
October 2014	1.2812	1.2517
November 2014	1.2554	1.2414
December 2014	1.2504	1.2101
January 2015	1.2015	1.2790
February 2015	1,1462	1,1197

The Noon Buying Rate for euros on 31 December 2014 was EUR 1.00 = U.S. $ 1.2101 and the Noon Buying Rate for euros on 2 March 2015 was EUR 1.00 = U.S. $ 1.119.

RISK FACTORS

Any of the risks described below could have a material adverse effect on the business activities, financial condition, results of operations and prospects of ING. In the following risk factors, where we discuss risks related to our insurance business, we refer to NN Group’s insurance and investment management activities. As further described under Note 57 ‘Other events’ to the consolidated financial statements of ING Group, we still hold a significant stake in NN Group and have, among others, the right to nominate three members to its Supervisory Board. While our investment in NN Group is currently classified as ‘held for sale’ on our balance sheet and NN Group’s activities are reflected as ‘discontinued operations’ in our profit and loss account, developments in the business and results of NN Group will continue to impact ING’s results of operations and changes in the value of our stake in NN Group will affect our shareholders’ equity. Accordingly, references to our insurance business in the risks described below should be read in light of the foregoing.

The market price of ING shares could decline due to any of the following risks, and investors could lose all or part of their investments. Additional risks of which the Company is not presently aware could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. In addition, the business of a multinational, broad-based financial services firm such as ING is inherently exposed to risks that only become apparent with the benefit of hindsight. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

RISKS RELATED TO FINANCIAL CONDITIONS, MARKET ENVIRONMENT AND GENERAL ECONOMIC TRENDS

Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our insurance, banking and asset management business.

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking and insurance products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels, we may need to set up additional provisions to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also ‘— Interest rate volatility and other interest rate changes may adversely affect our profitability’, ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’, and ‘— Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending’ below.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

-	changes in the treatment of deferred acquisition costs (‘DAC’);

-	reserve inadequacies, which could ultimately be realised through profit and loss and shareholders’ equity;

-	the write-down of tax assets impacting net results and/or equity;

-	impairment expenses related to goodwill and other intangible assets, impacting net results;

-	movements in risk weighted assets for the determination of required capital;

-	changes in credit valuation adjustments and debt valuation adjustments; and/or

-	additional costs related to maintenance of higher liquidity buffers and/or collateral placements.

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. The condition of global and local financial markets and economic conditions generally may further have a direct effect on the regulatory solvency position of NN Group under Solvency II or the Theoretical Solvency Criterion in the Netherlands. See ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’ and ‘— We operate in highly regulated industries. Changes in laws and/ or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’ below.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of liquidity, credit and capital.

The capital and credit markets have continued to experience substantial volatility and disruption over the past few years. Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support and/or grow our businesses.

We need liquidity to pay our operating expenses, insurance claims, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding include a variety of short- and long-term instruments, including deposit funds repurchase agreements, commercial paper, medium- and long-term debt, subordinated debt securities, capital securities and stockholders’ equity.

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

In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases, governments nationalised companies or parts thereof. The measures adopted in the Netherlands include both emergency funding and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on 10 October 2009, and the Credit Guarantee Scheme of the Netherlands expired on 31 December 2010. Our participation in certain of these measures has resulted in certain material restrictions on us, including those required by the European Commission (‘EC’) as part of our Restructuring Plan. See ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments in connection with that plan will alter and have already significantly altered the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’. The Restructuring Plan, as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.

We are subject to the jurisdiction of a variety of banking and insurance (in the case of NN Group) regulatory bodies, some of which have proposed regulatory changes in recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet, which is an essential element of our Restructuring Plan.

The default of a major market participant could disrupt the markets.

Within the financial services industry, the severe distress or default of any one institution (including sovereigns) could lead to defaults by, or the severe distress of, other market participants. Such distress of, or default by, an influential financial institution could disrupt securities markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a sovereign or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity, solvency position and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

We may incur losses as a result of unforeseen and/or catastrophic events, which are inherently unpredictable, and the actual claim amount in the life and non-life insurance and reinsurance businesses may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net results and have an adverse effect on our financial condition and results of operations.

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

See below under ‘Risks Related to the Group’s Business, Operations, and Regulatory Environment — Operational risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls may adversely impact our business and reputation’ for more information on other operations risks we face.

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

In light of current conditions in the global financial markets and the global economy, regulators around the world have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently in the implementation phase of, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, Germany, Belgium, the United Kingdom, the EU, the U.S. and elsewhere have implemented, or are in the process of implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including, among others, in the areas of prudential rules, liquidity and capital requirements, executive compensation, crisis and contingency management, bank levies and financial reporting. Additionally, governmental and regulatory authorities in the Netherlands, in the EU as well as in a multitude of jurisdictions where we conduct our business continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions).

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

In addition, the International Accounting Standards Board (‘IASB’) has issued and proposed certain amendments to several International Financial Reporting Standards (‘IFRS’) standards during the course of 2012 and 2013, whose changes include a package of amendments to the accounting requirements for financial instruments announced in November 2013. These amendments introduced a new hedge accounting model addressing the so-called ‘own credit’ issue that was already included in IFRS 9 Financial Instruments. As of July 2014, IFRS 9 replaced IAS 39, the accounting standard heavily criticised in the wake of the financial crisis, for annual periods beginning on or after 1 January 2018, with early adoption permitted. Such changes could also have a material impact on our reported results and financial condition, as well as on how it manages its business, internal controls and disclosure.

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

Basel III and CRD IV

In December 2010, the Basel Committee on Banking Supervision (‘Basel Committee’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The Basel Committee’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012, and full implementation is targeted for 2019. ING Bank was designated by the Basel Committee and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, in 2011, 2012, 2013 and 2014, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI in November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. It remains to be seen whether further amendments to the 2010 framework and standards will be made by the Basel Committee in the coming years.

For European banks, the Basel III requirements were implemented through the so-called Capital Requirements Regulation and Capital Requirements Directive IV (‘CRD IV Regulation’ and ‘CRD IV Directive’, respectively), which were adopted by the EC in June 2013 following approval by the European Parliament in April 2013. The CRD IV Regulation entered into force on 28 June 2013 and the CRD IV Directive on 17 July 2013, and all banks and investment firms in the EU (as opposed to the scope of the Basel III requirements, which apply to ‘internationally active banks’) are required to apply the new rules from 1 January 2014 in phases, with full implementation by 1 January 2019. While the full impact of these rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, will depend on how the CRD IV Directive will be transposed into national laws in each Member State, including the extent to which national regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and they may require the Group to seek additional capital.

Solvency II

The EU is adopting a full scale revision of the solvency framework and prudential regime applicable to insurance and reinsurance companies known as “Solvency II”. The EC is currently in the process of preparing implementing technical standards.

The framework for Solvency II is set out in the Solvency II Directive, which was adopted by the European Council on 10 November 2009 (Directive 2009/138/EC). The Solvency II Directive is scheduled to come into force on 1 January 2016.

On 19 January 2011, the European Commission (the “EC”) presented a draft of a directive to amend the Solvency II Directive, the Omnibus II directive. On 13 November 2013, the EU Council and the European Parliament achieved a provisional political agreement on the Omnibus II Directive. This agreement was confirmed by the European Parliament on 12 March 2014 and was approved by the European Council on 14 April 2014.

Solvency II is aimed at creating a new solvency framework in which the financial requirements that apply to an insurance, reinsurance company and insurance group better reflect such company’s specific risk profile. Solvency II will introduce economic risk-based solvency requirements across all Member States for the first time. While Solvency I includes a relatively simple solvency formula based on technical provisions and insurance premiums, Solvency II introduces a new “total balance sheet” type regime where insurers’ material risks and their interactions are considered. In addition to these quantitative requirements (Pillar 1), Solvency II also sets requirements for governance, risk management and effective supervision (Pillar 2), and disclosure and transparency requirements (Pillar 3).

Under Pillar 1 of Solvency II, insurers are required to hold own funds equal to or in excess of a solvency capital requirement (“SCR”). Solvency II will categorise own funds into three tiers with differing qualifications as eligible available regulatory capital. Under Solvency II, own funds will use IFRS balance sheet items where these are at fair value and replace other balance sheet items using market consistent valuations. The determination of the technical provisions and the discount rate to be applied in determining the technical provisions is still under debate and the outcome of discussions regarding these matters is uncertain as key parameters will only be established in the implementing technical standards. However, it is certain that the determination of the technical provisions and the discount rate to be applied will have a material impact on the amount of own funds and the volatility of the level of own funds. The SCR is a risk-based capital requirement which will be determined using either the standard formula (set out in level 2 implementing measures), or, where approved by the relevant supervisory authority, an internal model. The internal model can be used in combination with, or as an alternative to, the standard formula as a basis for the calculation of an insurer’s SCR. In the Netherlands, such a model (which would include an internal model of NN) must be approved by DNB.

With the approval of the Omnibus II Directive, the definitive text of the framework directive is available. On 10 October 2014, the EC adopted a Delegated Act containing implementing rules for Solvency II. This Delegated Act entered into force on 17 January 2015. However, it is not certain what the final form of the implementing technical standards will contain. Given previous changes to the effective date of Solvency II and the possibility of further changes to the regime. Accordingly, the future effect of Solvency II on NN’s business, solvency margins and capital requirements is uncertain.

While the aim of Solvency II is to introduce a harmonised, risk-based approach to solvency capital, there is a risk of differences in interpretation and a risk of a failure by financial services regulators to align Solvency II approaches across Europe, resulting in an unequal competitive landscape. This risk may be exacerbated by discretionary powers afforded to financial services regulators in Member States.

Should NN not be able to adequately comply with the Solvency II requirements in relation to capital, risk management, documentation and reporting processes, this could have a material adverse effect on its business, solvency, results of operations and financial condition.

EU Insurance Guarantee Scheme

Certain jurisdictions in which NN Group’s insurance subsidiaries operate require that life insurers doing business within the jurisdiction participate in guarantee associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. The occurrence of such a guarantee event may give rise to an obligation on the relevant insurance subsidiary to pay significant amounts under the guarantee. Insurance guarantee schemes may also oblige insurers to make annual payments to the guarantee association. An insurance guarantee scheme has been in place in Japan since 1999, and NN Group is obliged to make annual contributions to the guarantee scheme. The EC has been discussing EU-wide insurance guarantee schemes for several years and intends to introduce an EU directive on insurance guarantee schemes. As at the date of the publication of this Report, no proposals for this directive have yet been published. Any introduction of insurance guarantee schemes to which NN is subject may impact our results of operations.

Single Supervisory Mechanism

In November 2014 the European Central Bank (‘ECB’) assumed responsibility for a significant part of the prudential supervision of banks in the Eurozone, including ING Bank, following a year-long preparatory phase which included an in-depth comprehensive assessment of the resilience and balance sheets of the biggest banks in the Eurozone. ING Bank was among the seven Dutch institutions covered by the assessment (out of 130 institutions overall). While the ECB has assumed the supervisory tasks conferred on it by the Single Supervisory Mechanism (‘SSM’) Regulation, the DNB will still continue to play a big role in the supervision of ING Group and ING Bank. The SSM has created a new system of financial supervision for countries within the Eurozone, with the possibility of non-Eurozone Member States participating by means of close cooperation. With the SSM only having been in place since November 2014, it is difficult at this stage to identify what exact impact the SSM will have on ING Bank and ING Group. The SSM may have a significant impact on the way ING’s banking operations are supervised in Europe.

Dodd-Frank Act

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) was signed into law in the U.S. The Dodd-Frank Act effects comprehensive changes to the regulation of financial services in the U.S. and has implications for non-U.S. financial institutions with a U.S. presence or that transact with U.S. counterparties, such as ING. Dodd-Frank directs existing and newly created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, many of which are in place. Due to the extended period over which regulations are being implemented, we cannot predict with certainty how Dodd-Frank and such regulations will affect the financial markets generally and impact the Group’s business, credit or financial strength ratings, results of operations, cash flows or financial condition or liquidity. Key aspects of Dodd- Frank that we have identified to date as possibly having an impact on the Group include:

Title VII of Dodd-Frank creates a new framework for regulation of the over-the-counter derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank N.V., has registered with the .S. Commodity Futures Trading Commission (‘CFTC’) as a swap dealer. New margin and capital requirements for market participants that will be contained in final regulations to be adopted by the SEC and the CFTC, and the Prudential Regulators, could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of risks that we do not hedge. Other regulatory requirements, including business conduct rules imposed on swap dealers, will also increase the costs of operating derivatives businesses, which could increase the costs of hedging and other activities and could cause certain dealers to limit or cease their business activities. In addition, new position limits requirements for market participants that may be contained in final regulations to be adopted by the CFTC could limit the scope of hedging activity that is permitted for commercial end users, as well as the trading activity of speculators, limiting their ability to utilize certain of our products, and could also limit the scope of our ability to provide derivatives products for our non-end user customers. The imposition of position limits, and other regulatory restrictions and requirements, could also result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

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

Dodd-Frank also established the Consumer Financial Protection Bureau (‘CFPB’) as an independent agency within the Federal Reserve to regulate consumer financial products and services offered primarily for personal, family or household purposes. The CFPB has significant authority to implement and enforce federal consumer financial laws, including the new protections established under Dodd- Frank, as well as the authority to identify and prohibit unfair, deceptive and abusive acts and practices. In addition, the CFPB has broad supervisory, examination and enforcement authority over certain consumer products, such as mortgage lending. Insurance products and services are not within the CFPB’s general jurisdiction, and broker-dealers and investment advisers are not subject to the CFPB’s jurisdiction when acting in their registered capacity.

On 10 December 2013, various federal agencies approved a final rule implementing Section 619 of Dodd-Frank, commonly referred to as the ‘Volcker Rule’ and which places limitations and restrictions on the ability of U.S. FDIC insured depository institutions and non-U.S. banks with branches or agencies in the U.S. that become subject to the U.S. Bank Holding Company Act, as well as their affiliates, to engage in certain proprietary trading or sponsor and invest in private equity and hedge funds. As a general matter, such organisations have until July of 2017 to comply with the prohibition on certain fund activities and until July of 2015 to comply with the proprietary trading prohibitions. In the event that we or one of our affiliates becomes subject to the Volcker Rule, our investment activities could be so restricted. It is expected that we will experience significant additional compliance and operational costs and may be prohibited from engaging in certain activities we currently conduct if the Volcker Rule becomes applicable to us and our affiliates.

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

Dodd-Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorise the SEC to impose on broker-dealers’ fiduciary duties to their customers, as applied to investment advisers under existing law, which new standard could potentially expose certain of ING’s U.S. broker-dealers to increased risk of SEC enforcement actions and liability. In 2011, the SEC staff released a study on this issue, and members of the SEC’s Investor Advisory Committee voted in November 2013 to recommend the proposal implementing a uniform fiduciary standard for most brokers and registered investment advisers to the SEC.

Although the full impact of Dodd-Frank and its implementing regulations cannot be determined at this time, many of their requirements could have profound and/or adverse consequences for the financial services industry, including for us. Dodd-Frank could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under Dodd-Frank and have a material effect on our results of operations or financial condition.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (‘FATCA’), U.S. federal tax legislation passed in 2010, a 30% withholding tax will be imposed on ‘withholdable payments’ made to non-U.S. financial institutions (including non-U.S. investment funds and certain other non-U.S. financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, ‘U.S. accountholders’) to the U.S. Internal Revenue Service (‘IRS’). For non-U.S. financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a U.S. person or would otherwise be entitled to an exemption from U.S. federal withholding tax. ‘Withholdable payments’ generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. Furthermore, FATCA may also impose withholding on non-U.S. source payments by non-U.S. financial institutions that comply with FATCA to non-U.S. financial institutions that fail to comply with FATCA. Withholding pursuant to FATCA will take effect on a ‘phased’ schedule, which started in July 2014 with respect to U.S.-source payments and will start no earlier than January 2017 with respect to non-U.S. source payments by non-U.S. financial institutions. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as ‘accounts’ and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.

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

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. The CRS will require financial institutions to identify and report the tax residency and account details of nonresident customers to the relevant authorities in jurisdictions adhering to the CRS. In October 2014, 51 jurisdictions, including the Netherlands, signed a multilateral competent authority agreement to automatically exchange information pursuant to the CRS. The first information exchange by the Netherlands (as for most of the signatories) is intended by September 2017.

Bank Recovery and Resolution Regimes

In June 2012, the ‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Intervention Act mainly amends the Dutch Financial Supervision Act and the Dutch Insolvency Act and allows Dutch authorities to take certain actions when banks and insurers fail and cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of the overall financial system. It is composed of two categories of measures. The first category of measures can be applied if a bank or insurer experiences serious financial problems and includes measures related to the timely and efficient liquidation of failing banks and insurers. This set gives the DNB the power to transfer customer deposits (only in the case of banks), assets and/or liabilities other than deposits and issued shares of an entity to third parties or to a bridge bank if the DNB deems that, in respect of the relevant bank or insurance company, there are signs of an adverse development with respect to its funds, solvency, liquidity or technical provisions and it can be reasonably foreseen that such development will not be sufficiently or timely reversed. The DNB was also granted the power to influence the internal decision-making of failing institutions through the appointment of an ‘undisclosed administrator’. The second category of measures can be applied if the stability of the financial system is in serious and immediate danger as a result of the situation of a Dutch financial institution and includes measures intended to safeguard the stability of the financial system as a whole. This set of measures grants the authority to the Minister of Finance to take immediate measures or proceed to expropriation of assets of or shares in the capital of failing financial institutions. For example, on 1 February 2013, the Dutch State nationalised the SNS Reaal bank and insurance group (‘SNS Reaal’) by expropriating shares, Core Tier 1 securities and other subordinated debts issued by SNS Reaal. The Dutch Ministry of Finance has stated that it will impose in 2014 an aggregate EUR 1 billion one-time levy on Dutch banks, including ING Bank, to share the costs of the SNS Reaal nationalisation. This resulted in a charge of EUR 303 million for ING Bank, which was paid in the first three quarters of 2014.

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

The Intervention Act will need to be amended following the implementation of the ‘Bank Recovery and Resolution Directive’. The Bank Recovery and Resolution Directive was adopted by the European Parliament in April 2014 and by the European Council in June 2014. On 12 June 2014, the Bank Recovery and Resolution Directive was published in the Official Journal of the EU and came into effect on 2 July 2014. The Bank Recovery and Resolution Directive includes, among other things, the obligation for institutions to draw up a recovery plan and the obligation for resolution authorities in the Member States to draw up a resolution plan, the resolution authorities’ power to take early intervention measures and the establishment of a European system of financing arrangements. The Bank Recovery and Resolution Directive confers extensive resolution powers to the resolution authorities, including the power to require the sale of (part of a) business, to establish a bridge institution, to separate assets and to take bail-in measures. The stated aim of the Bank Recovery and Resolution Directive is to provide supervisory authorities, including the relevant Dutch resolution authority, with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses.

Among the powers proposed to be granted to supervisory authorities under the Bank Recovery and Resolution Directive include, among others, the introduction of a statutory ‘write-down and conversion’ power and a ‘bail-in’ power, which would give the relevant Dutch resolution authority the power to (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity and (ii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include certain securities that have been or will be issued by ING) of a failing financial institution and/or to convert certain debt claims (which could include certain securities that have been or will be issued by ING) into another security, including ordinary shares of the surviving group entity, if any. It is currently contemplated that the majority of measures (including the write-down and conversion powers relating to Tier 1 capital instruments and Tier 2 capital instruments) set out in the Bank Recovery and Resolution Directive will be implemented with effect from the autumn of 2015, with the bail-in power for other eligible liabilities (which could include any securities that have been issued or will be issued by ING, that are not Tier 1 or Tier 2 capital instruments) expected to be introduced by 1 January 2016.

In addition to a ‘write-down and conversion’ power and a ‘bail-in’ power, the powers currently proposed to be granted to the relevant Dutch resolution authority under the Bank Recovery and Resolution Directive include the two categories of measures introduced by the Intervention Act, as described above. In addition, the Bank Recovery and Resolution Directive stipulates, among the broader powers to be granted to the relevant resolution authority, that it will confer powers to the relevant resolution authority to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments.

Many of the rules implementing the Bank Recovery and Resolution Directive will be contained in detailed technical and implementing rules, the exact text of which is subject to agreement and adoption by the relevant EU legislative institutions. There remains, therefore, uncertainty regarding the ultimate nature and scope of these resolution powers and, when implemented, how they would affect us and the securities that have been issued or will be issued by us. Accordingly, it is not yet possible to assess the full impact of the Bank Recovery and Resolution Directive on ING and on holders of any securities issued or to be issued by ING, and there can be no assurance that, once it is fully implemented, the manner in which it is applied or the taking of any actions by the relevant Dutch resolution authority contemplated in the Bank Recovery and Resolution Directive would not adversely affect the rights of holders of the securities issued or to be issued by ING, the price or value of an investment in such securities and/or ING’s ability to satisfy its obligations under such securities.

Finally, as part of the road towards a full banking union, on 10 July 2013, the EC published a draft Regulation for a Single Resolution Mechanism (‘SRM’) with the aim to have a Single Resolution Board to be responsible for key decisions on how a bank subject to SSM supervision is to be resolved if a bank has irreversible financial difficulties and cannot be wound up under normal insolvency proceedings without destabilizing the financial system. The SRM was adopted by the European Parliament in April 2014 and by the European Council in July 2014 and was published in the Official Journal of the EU on 30 July 2014 and came into effect on 19 August 2014. The SRM will apply from 1 January 2016, with the exception of certain provisions relating to the establishment of the SRM and the making of delegated and implementing acts, which will apply at earlier dates.

There are certain differences between the provisions of the Intervention Act, the Bank Recovery and Resolution Directive and the SRM Regulation, which may further bring future changes to the law. We are unable to predict what specific effects the Intervention Act and the implementation of the Bank Recovery and Resolution Directive and the entry into force of the SRM Regulation may have on the financial system generally, our counterparties, holders of securities issued by or to be issued by us, or on us, our operations or our financial position.

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

Financial Stability Board

In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance, including executive compensation, and a host of related issues associated with responses to the financial crisis. One of the proposals is a common international standard on Total Loss-Absorbing Capacity (‘TLAC’) for global systemically important banks (‘G-SIBs’). The policy proposal consists of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalisation capacity of G-SIBs. This proposal will be finalised in 2015 taking into account a consultation and impact assessment studies. It is currently expected that the TLAC will not apply until 1 January 2019. The lawmakers and regulatory authorities in a number of jurisdictions in which the Group’s subsidiaries conduct business have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations, and the potential impact of such changes on our business, results of operations and financial condition remains unclear.

Additional Governmental Measures

Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. Restrictions related to the Core Tier 1 Securities and the Illiquid Asset Back-up Facility (‘IABF’) (together, the ‘Dutch State Transactions’) and the Restructuring Plan are further described in Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’ to the consolidated financial statements of ING Group.

Sections 382 and 383 of the U.S. Internal Revenue Code, as amended, operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a ‘loss trafficking’

transaction occurs or is intended. These rules are triggered when an ‘ownership change’ — generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three-year period — occurs. If triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. In March 2014, our U.S. subsidiaries had an ‘ownership change’ for purposes of Sections 382 and 383. Future increases of capital or other changes in ownership may adversely affect our cumulative ownership, and could trigger an ‘ownership change’, which could further limit the ability of our U.S. subsidiaries to use tax attributes, and could correspondingly decrease the value of these attributes. The risk going forward, however, is significantly less.

In February 2013, the EC adopted a proposal setting out the details of the financial transaction tax, which mirrors the scope of its original proposal of September 2011, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the financial transaction tax zone (‘FTT-zone’), currently limited to 11 participating Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain). The initial proposal foresaw the financial transaction tax for the 11 participating Member States entering into effect on 1 January 2014, which would have then required us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. On 6 May 2014, the Economic and Financial Affairs Council noted that 10 out of the 11 original participating Member States had proposed implementation of the FTT in two stages, the earliest stage being implemented from 1 January 2016. However, on 31 October 2014, the Italian Presidency of the Council of the EU announced that negotiations between participating Member States had yet to agree on key issues. The actual implementation date will thus depend on the future approval by the European Council and consultation of other EU institutions, and the subsequent transposition into local law. Depending on its final form, the introduction of an FTT in the Netherlands or outside the Netherlands could have substantial adverse effect on ING’s business and results.

As of 1 October 2012, banks that are active in the Netherlands are subject to bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. This tax results in increased taxes on ING’s banking operations, which could negatively impact our operations, financial condition and liquidity.

In May 2012, the International Association of Insurance Supervisors (‘IAIS’), of which the DNB is a member, published a proposed assessment methodology for designating global systemically important insurers (‘G-SIIs’), as part of the global initiative to identify G-SIFIs. Insurers identified as G-SIIs would be subject to additional policy measures. The FSB published an initial list of G-SIIs in July 2013 and an updated list in November 2014, neither of which included NN Group. However, the group of G-SIIs is expected to be updated annually and published by the FSB each November based on new data, and there can be no assurance that we will be excluded from it in the future. By November 2015, the IAIS is expected to further develop the G-Sll assessment methodology as needed to ensure, among other things, that it appropriately addresses all types of insurance and reinsurance, and other financial activities of global insurers. The revised G-Sll assessment methodology will be applied from 2016. The proposed policy measures, which are still under development and discussion and which would need to be implemented by legislation or regulation in relevant jurisdictions, include higher capital requirements (both for non-traditional and non-insurance activities and for G-SIIs overall), enhanced supervision (including more detailed and frequent reporting, removal of barriers to orderly resolution of the G-SII and reduction of the G-SII’s systemic risk over time), as well as additional measures to improve the degree of self-sufficiency of a G-SII’s different business segments (including separate legal structures for traditional insurance and non-traditional or non-insurance activities, and restrictions on intercompany subsidies). If NN Group were identified as a G-SII in the future, compliance costs will increase and its competitive position relative to other insurers that were not designated as G-SIIs may be adversely affected.

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the European sovereign debt crisis, the potential exit of certain countries from the Eurozone, unemployment, the availability and cost of credit, credit spreads, quantitative easing within the Eurozone through bond repurchases, the ECB’s targeted longer-term refinancing operation (‘TLTRO’), the level of U.S. national debt and the U.S. housing market, inflation/deflation levels, energy costs and heightened geopolitical issues, such as those in connection with Ukraine and Russia and subsequent economic sanctions on certain of Russian individuals and business entities imposed by the U.S. and European governments, all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

While certain of such conditions have improved during the period between 2011 and 2014, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the U.S., the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see ‘— U.S. Sovereign Credit Rating’ and ‘— European Sovereign Debt Crisis’ below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including high levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world.

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

As a result of the ongoing and unprecedented volatility in the global financial markets since 2007, we incurred in past years substantial negative revaluations and impairments on our investment portfolio, which have impacted our shareholders’ equity and earnings. During the period between 2011 and 2014, the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that, as of 31 December 2014, reserves for insurance liabilities were generally adequate at the Group, inadequacies in certain product areas have developed. The aforementioned developments in the global financial markets and, in particular, decreasing interest rates resulted in a decrease in our overall reserves adequacy and may further continue to produce reserves inadequacies in the future, potentially leading to reserve strengthening.

The aforementioned impacts have arisen primarily as a result of valuation and impairment issues arising in connection with our investments in real estate (both in and outside the U.S.) and private equity, exposures to European sovereign debt and to U.S. mortgage-related structured investment products, including sub-prime and ‘Alt-A’ residential and commercial mortgage-backed securities, collateralised debt obligations and collateralised loan obligations, monoline insurer guarantees, private equity and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Although we continue to monitor our exposures, there can be no assurance that we will not experience further negative impacts to our shareholders’ equity, solvency position, liquidity financial condition or profit and loss accounts in future periods.

U.S. Sovereign Credit Rating

In 2011, Standard & Poor’s Ratings Services (‘S&P’) lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. Although other ratings agencies have not similarly lowered the long-term sovereign credit rating of the U.S., they have put that credit rating on review. Amid the lingering uncertainty over the long-term outlook for the fiscal position and the future economic performance of the U.S. within the global economy and potential future budgetary restrictions in the U.S., as illustrated by the recent budget negotiations and partial shutdown of the U.S. government in October 2013, there continues to be a perceived risk of a future sovereign credit ratings downgrade of the U.S. government, including the rating of U.S. Treasury securities. On 15 October 2013, Fitch Ratings placed the U.S.’s AAA credit rating under ‘rating watch negative’ in response to the crisis, a step that would precede an actual downgrade, which was however upgraded again to ‘stable’ in March 2014. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade. Instruments of this nature are key assets on the balance sheets of financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the U.S. government or a default by the U.S. government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group.

European Sovereign Debt Crisis

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU ‘peripheral’ Member States to continue to service their sovereign debt obligations. Significant concerns regarding the sovereign debt of these countries, as well as certain other countries of the ‘core’ EU Member States are ongoing and, in some cases, have required countries to obtain emergency financing. These concerns impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. If these or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Despite assistance packages to Greece, Ireland, Portugal and Cyprus, the creation of a European Financial Stability Facility as a temporary rescue mechanism in May 2010, the approval of a further bail-out of Greece by the relevant government and monetary bodies of the Eurozone and the International Monetary Fund in March 2012, and the establishment of the European Stability Mechanism in October 2012 (which provided its first financial assistance in February 2013 for the recapitalisation of Spain’s banking sector), uncertainty over the outcome of the EU governments’ financial support programs and concerns regarding sovereign finances persisted during the course of 2014. Market concerns over the direct and indirect exposure of European banks and insurers to the EU sovereign debt further resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. In December 2011, European leaders agreed to implement steps (and continue to meet regularly to review, amend and supplement such steps) to encourage greater long-term fiscal responsibility on the part of the individual Member States and bolster market confidence in the Euro and European sovereign debt, and the Treaty on Stability, Coordination and Governance (‘Fiscal Treaty’) was signed by 25 EU Member States in March 2012 and entered into force on 1 January 2014 and ratified by and entered into force for all signatory Member States in April 2014. However, the Fiscal Treaty needs to be implemented into national law of the relevant Member States within one year of the Fiscal Treaty entering into force and incorporated into the existing EU treaties, which is expected to take many years, and, even if such steps are implemented, there is no guarantee that they will ultimately and finally resolve uncertainties regarding the ability of Eurozone states to continue to service their sovereign debt obligations. Further, despite such long-term structural adjustments and improvements being proposed and implemented, the future of the Euro in its current form, and with its current membership, remains uncertain. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability.

Risks and ongoing concerns about the debt crisis in Europe, as well as the possible default by, or exit from, the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European and other financial institutions, including us. For example, concerns regarding Greece’s potential exit from the Eurozone have created unease in the global economy in late 2014 leading to early 2015. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, and such capital may not be available. Market and economic disruptions stemming from the crisis in Europe have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of, and default on, consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. In addition, the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro-denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without incurring significant cost), (ii) currencies in some Member States may depreciate relative to others, (iii) former Eurozone Member States may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). The possible exit from the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies could also cause other significant market dislocations and lead to other adverse economic and operational impacts that are inherently difficult to predict or evaluate, and otherwise have potentially materially adverse impacts on us and our counterparties, including our depositors, lenders, borrowers and other customers. These factors, combined with volatile oil prices, reduced business and consumer confidence and/or continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position, investment portfolio and AUM are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses and may lead to USD funding shortage for EU Banks.

On 13 January 2012, S&P proceeded to downgrade the credit ratings of France, Austria, Italy, Spain, Portugal and a handful of other EEA states (while reaffirming the credit ratings of Germany, the Netherlands, Ireland and other EEA states and changed the outlook to ‘negative’ for 15 Eurozone countries). Further related downgrades of European sovereign ratings and of corporate ratings have occurred since that date, including the downgrade of the Netherland’s sovereign debt rating from AAA to AA+ by S&P on 29 November 2013.

These announcements, as well as any future changes are of high importance to the Group, because they affect our financing costs and, as a result, our profitability.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, investment performance of our products, the prices and attributes of products and services, scope of distribution, perceived financial strength, credit ratings and actions taken by competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR, Delta Lloyd and Aegon. Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan, we were required to agree to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions. See ‘Risks related to the Restructuring Plan — The limitations required by the EC on our ability to compete and to make acquisitions could materially impact the Group’. Furthermore, if our financial strength and credit ratings are lower than those of our competitors, we may experience increased surrenders and/or a significant decline in sales of insurance and annuities products. Failure to effectively compete within the industry may thus have a material adverse impact on our business, results of operations and financial condition.

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

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/ or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the recent financial crisis of 2008. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of our rights under such contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/or prospects.

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

Changes in prevailing interest rates may negatively affect our business, including the level of net interest revenue we earn, and for our banking business, the levels of deposits and the demand for loans. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest revenue. Changes in the interest rates may negatively affect the value of our assets and our ability to realise gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings and capital, as well as our regulatory solvency position. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations. On the other hand, recent concerns regarding negative interest rates and the low level of interest rates generally may negatively impact our net interest income and the profitability of our life and disability insurance products, which may have an adverse impact on our profitability.

Declining interest rates or a prolonged period of low interest rates may result in:

-	lower earnings over time on investments, as reinvestments will earn lower rates;

-	increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers seek to borrow at lower interest rates potentially combined with lower credit spreads. Consequently, we may be required to reinvest the proceeds into assets at lower interest rates;

-	lower profitability as the result of a decrease in the spread between client rates earned on assets and client rates paid on savings, current account and other liabilities;

-	higher costs for certain derivative instruments that may be used to hedge certain of our product risks; and/or

-	lower profitability, since we may not be able to fully track the decline in interest rates in our savings rates;

-	lower interest rates may cause asset margins to decrease thereby lowering our results of operations. This may for example be the consequence of increased competition for investments as result of the low rates, thereby driving margins down;

-	outflow of liabilities for example due to low rates paid on them;

-	life insurance and annuity products being relatively more attractive to consumers due to minimum guarantees with respect to such products that are frequently mandated by regulators;

-	increased premium payments on products with flexible premium features;

-	a higher percentage of insurance and annuity contracts remaining in force from year to year than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and creating asset-liability cash flow mismatches;

-	additional provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policyholders;

-	reserve strengthening by affecting the results of our reserve adequacy testing in extreme cases of low interest rates; potential impact on the solvency level under Solvency II;

-	higher costs for certain derivative instruments that may be used to hedge certain of our product risks; and/or (depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability.

All these effects may be amplified in a (prolonged) negative rate environment. In such environment there may also be the risk that a rate is to be paid on assets, while there is no (partial) compensation on the liabilities. This will reduce our results of operations then

Rapidly increasing interest rates may result in:

-	a decrease in the demand for loans;

-	outflow of liabilities for example due to increased competition;

-	a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio;

-	higher interest rates to be paid on debt securities that we have issued or may issue on the financial markets from time to time to finance our operations and on savings/other liabilities, which would increase our interest expenses and reduce our results of operations;

-	in case liability outflow is experienced this may result in realised investment losses, in case investments are to be sold when prices became depressed due to the higher interest rates and/or higher credit spreads. Regardless of whether an investment loss is realised, these outflows would result in a decrease in total invested assets, and may decrease our net income.

-	higher interest rates can lead to lower investments prices reduce the revaluation reserves, thereby lowering IFRS equity and the capital ratios. Also the lower securities value leads to a loss of liquidity generating capacity which needs to be compensated by attracting new liquidity generating capacity which reduces our results of operations;

-	prepayment losses if prepayment rates are lower than expected or if interest rates increase too rapidly to adjust the accompanying hedges;

-	(depending on the position) a significant collateral posting requirement associated with our interest rate hedge program

-	decreased fee income associated with balances invested in fixed income funds.

-	an increase in policy loans, and withdrawals from and/or surrenders of life insurance policies and fixed annuity contracts as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realised investment losses Regardless of whether we realise an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortisation of deferred policy acquisition costs, which would also reduce our net income;

-	(depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability; and/or

-	decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

We may incur losses due to failures of banks falling under the scope of state compensation schemes.

In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. ING Bank is a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the DNB, based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Scheme. Given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. Such costs and the associated costs to be borne by us may have a material adverse effect on our results of operations and financial condition. As of 1 July 2015, the Dutch Deposit Guarantee Scheme is to change from an ex-post scheme, where we would have contributed after the failure of a firm, to an ex-ante scheme where we will pay quarterly risk-weighted contributions into a fund for the Dutch Deposit Guarantee Scheme. The fund is to grow to a target size of 1% of all deposits guaranteed under the Dutch Deposit Guarantee Scheme. The target size would have to be reached in 15 years. However, in December 2013, EU Member States and the European Parliament agreed on reforms to the EU Directive on Deposit Guarantee Scheme, which were adopted by the European parliament in April 2014 and published in the Official Journal of the EU in June 2014. Main characteristics include an ex-ante funding of up to 0.8% of the banking sector’s insured deposits for payouts, to be built up in 10 years, but ultimate contributions will be risk-based. It is yet unclear what this proposal will mean for the proposed Dutch changes.

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

Inflation and deflation may negatively affect our business.

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:

1) decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

- reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or

- a decrease in collateral values,

2) result in increased surrenders of certain life and savings products, particularly those with fixed rates below market rates,

3) result in insufficient level of reserves to cover actual expenses, due to an increased level of expenses in our existing life insurance book,

4) actual claims payments significantly exceeding associated insurance reserves in the context of certain non-life risks, due to:

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

5) require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations, and/or

6) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:

1) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income and negatively impact our solvency position,

2) negatively impact performance, future sales and surrenders of certain products where underlying investments are often allocated to equity funds,

3) negatively impact the ability of our asset management subsidiaries to retain and attract AUM, as well as the value of assets they do manage, which may negatively impact their results of operations, and/or

4) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

5) lower the value of our equity investments impacting our capital position.

In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing and reserves assumptions may result in a systemic mispricing of our products, resulting in underwriting losses, which would negatively impact our results of operations.

On the other hand, deflation experienced in our principal markets may also adversely affect our financial performance. In recent years, the risk of low inflation (inflation continued be positive for the major part of 2014 but well below the 2% growth rate of harmonised indices of consumer prices. In December 2014, however, prices were 0.2% lower than the same month a year earlier) and even deflation (i.e., a continued period with negative rates of inflation) in the Eurozone has materialized. Deflation may erode collateral values and diminish the quality of loans and cause a decrease in borrowing levels, which would negatively affect our business and results of operations.

RISKS RELATED TO THE GROUP’S BUISINESS, OPERATIONS AND REGULATORY ENVIRONMENT

We may be unable to manage our risks successfully through derivatives.

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults, changes in client behaviour and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts, including, from time to time, macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties.

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

As a part of their responses to the financial crisis of 2008, the EC and national governments throughout Europe have introduced and are expected to continue introducing various legislative initiatives that aim to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and that impose restrictions on the remuneration of personnel, with a focus on risk alignment of performance-related remuneration. Such initiatives include, among others, measures set out in Directive 2010/76/EU (CRD III) and Directive 2013/36/EU (CRD IV), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority, the Regulation of the DNB on Sound Remuneration Policies (Regeling beheerst beloningsbeleid Wft 2014), the Dutch law with respect to the limitation of liability of the DNB and AFM and the prohibition of the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen) and the Dutch Law on Remuneration Policies of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo) effective as of 7 February 2015. The Wbfo introduces a variable remuneration cap at 20% of base salary for all persons working in the financial sector in the Netherlands. Persons fully covered by a collective labour agreement in the Netherlands are subject to an individual cap of 20%. Persons that are not (solely) remunerated on the basis of a CLA in the Netherlands are subject to the 20% cap based on an aggregate level. For this group, as well as for persons working outside the Netherlands, exceptions are possible, in line with CRD IV, but only under strict conditions. In addition, the proposal limits exit compensation and retention compensation and prohibits guaranteed variable remuneration. The introduction of the Wbfo will result in a unlevel playing field in the Netherlands for ING due to the fact that branch offices (in the Netherlands) of financial institutions that fall under CRD IV (EER countries) are not limited to the 20% cap but are limited to the CRD IV caps.

Since the financial crisis, ING has adapted its remuneration policies to the new national and international standards. For ING Group’s Executive Board members no increase in base salary took place in 2014. This resulted in that, as of 2009, the remuneration package of ING Group’s Executive Board members remained on the same level and is significantly below the median of our EURO Stoxx 50 benchmark, which is made up of similar European financial and non-financial institutions.

The (increasing) restrictions on remuneration will continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel. This may restrict our ability to offer competitive compensation compared with companies (financial and/or not financial) that are not subject to such restrictions and it could adversely affect ING Group’s ability to retain or attract qualified employees.

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

We may also be subject to claims made by third parties for (1) patent, trademark or copyright infringement, (2) breach of copyright, trademark or licence usage rights, or (3) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licences. Alternatively, we could be required to enter into costly licensing arrangements with third parties or to implement a costly workaround. Any of these scenarios could have a material adverse effect on our business and results of operations.

Because we use assumptions about factors to calculate the amount of certain items, the use of different assumptions about these factors may have an adverse impact on our results of operations as well as solvency position.

The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of DAC and value of business acquired are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the insurance business, assumptions concerning mortality, longevity and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense as well as on our solvency position more generally. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

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

ING Group companies operate various defined benefit retirement plans covering a number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions, including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. These assumptions are based on available market data and the historical performance of plan assets, and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans.

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

Holders of NN Group’s products where the customer bears all or part of the investment risk, or consumer protection organisations on their behalf, have filed claims or proceedings against NN Group and may continue to do so. A negative outcome of such claims and proceedings brought by customers or organisations acting on their behalf, actions taken by regulators and/or governmental authorities against NN Group or other insurers in respect of unit-linked products, settlements or any other actions for the benefit of customers by other insurers and sector-wide measures could substantially affect NN Group’s insurance business and, as a result, may have a material adverse effect on NN Group’s and ING’s business, reputation, revenues, results of operations, solvency and financial condition and prospects. In addition, claims and proceedings may be brought against NN Group in respect of other products with one or more similar product characteristics sold, issued or advised on by NN Group in and outside the Netherlands. In this risk factor NN Group means NN Group N.V. and its subsidiaries.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008 costs of the settlements were valued at EUR 365 million for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2013 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations with the second main consumer protection organisation signing its agreement in June 2012. In addition, ING’s Dutch insurance subsidiaries announced additional measures (“flankerend beleid”) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012 almost all unit-linked policyholders were informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes nor the additional measures offered by NN Group prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries and making claims for damages.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. As noted above, there has been for some time and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings and there is a risk that one or more of these legal challenges will succeed. Customers of ING’s Dutch insurance subsidiaries have claimed, among others, that (i) the investment risk, costs charged or the risk premium was not, or not sufficiently, made clear to the customer, (ii) the product costs charged on initial sale and on an on-going basis were so high that the expected return on investment was not realistically achievable, (iii) the product sold to the customer contained specific risks that were not, or not sufficiently, made clear to the customer (such as the leverage capital consumption risk) or was not suited to the customer’s personal circumstances, (iv) NN Group owed the customer a duty of care which NN Group has breached, or (v) the insurer failed to warn of the risk of not realising the projected policy values. These claims may be based on general standards of contract or securities law, such as reasonableness and fairness, error, duty of care, or standards for proper customer treatment or due diligence and may be made by customers, or on behalf of customers, holding active policies or whose policies have lapsed, matured or been surrendered. NN Group is currently subject to legal proceedings initiated by individual policyholders and is subject of a number of claims initiatives brought on behalf of policyholders by consumer protection organisations in which claims as set forth above or similar claims are being made. While to date less than 100 complaints are pending before the Dispute Committee of the Financial Services Complaints Board (the ‘KiFiD’), and less than 300 individual settlements were made, there is no assurance that further proceedings for damages will not be brought. As the current proceedings are only in early stages the timing of reaching any finality on these legal claims and proceedings is uncertain and such uncertainty is likely to continue for some time. As a result, although the financial consequences of any of these factors or a combination thereof could be substantial for the Dutch insurance business of ING and, as a result, may have a material adverse effect on NN Group’s and ING’s reputation, revenues, results of operations, solvency, financial condition and prospects, it is not possible to reliably estimate or quantify NN Group’s and ING’s exposures at this time. See ‘Note 54 Legal Proceedings’.

Rulings or announcements made by courts, including the European Court of Justice and advisory opinions issued by the Attorney General to such Court on questions being considered by such Court, or decision-making bodies or actions taken by regulators or governmental authorities against NN Group or other Dutch insurance companies in respect of unit-linked products, or settlements or any other actions to the benefit of customers (including product improvements or repairs) by other Dutch insurance companies towards consumers, consumer protection organisations, regulatory or governmental authorities or other decision making bodies in respect of the unit-linked products may affect the (legal) position of NN Group and may force NN Group to take (financial) measures that could have a substantial impact on the financial condition, results of operations, solvency or reputation of NN Group and ING. As a result of the public and political attention the unit-linked issue has received, it is also possible that sector-wide measures may be imposed by governmental authorities or regulators in relation to unit-linked products in the Netherlands. The impact on NN Group of rulings made by courts or decision-making bodies, actions taken by regulators or governmental bodies against other Dutch insurance companies in respect of unit-linked products, or settlements or any other actions to the benefit of customers (including product improvements or repairs) may be determined not only by market share but also by product features, portfolio composition and other factors. Adverse decisions or the occurrence of any of the developments as described above could result in outcomes materially different than if NN Group or its products had been judged or negotiated solely on their own merits.

NN Group has in the past sold, issued or advised on unit-linked products in and outside the Netherlands, and in certain jurisdictions continues to do so. Moreover, NN Group has in the past, in the Netherlands and other countries, sold, issued or advised on large numbers of insurance or investment products of its own or of third parties (and in some jurisdictions continues to do so) that have one or more product characteristics similar to those unit-linked products that have been the subject of the scrutiny, adverse publicity and claims in the Netherlands. Given the continuous political, regulatory and public attention on the unit-linked issue in the Netherlands, the increase in legal proceedings and claim initiatives in the Netherlands and/or the legislative and regulatory developments in Europe to further increase and strengthen consumer protection in general, there is a risk that unit-linked products and other insurance and investment products sold, issued or advised on by NN Group, may become subject to the same or similar levels of regulatory or political scrutiny, publicity and claims or actions by consumers, consumer protection organisations, regulators or governmental authorities.

NN Group’s book of policies dates back many years, and in some cases several decades. Over time, the regulatory requirements and expectations of various stakeholders, including customers, regulators and the public at large, as well as standards and market practice, have developed and changed, increasing customer protection. As a result policyholders and consumer protection organisations have initiated and may in the future initiate proceedings against NN Group alleging that products sold in the past fail to meet current requirements and expectations. In any such proceedings, it cannot be excluded that the relevant court, regulator, governmental authority or other decision-making body will apply current norms, requirements, expectations, standards and market practices on laws and regulations to products sold, issued or advised on by NN Group.

Any of the developments described above could be substantial for NN Group and ING and as a result may have a material adverse effect on ING’s business, reputation, revenues, results of operations, solvency, financial condition and prospects.

ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received.

Our life insurance, non-life insurance, banking, investment and pension products and advice services for third-party products are exposed to claims from customers who allege that they have received misleading advice or other information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, ING engages in a product approval process in connection with the development of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.

Products distributed through person-to-person sales forces have a higher exposure to such claims as the sales forces provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and resources have been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of effective risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our financial strength or our credit ratings could have an adverse impact on our operations and net results.

Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital and funding through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. We have credit ratings from S&P, Moody’s Investor Service and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. For example, on 30 April 2014, S&P affirmed the long-term debt ratings of ING Groep N.V. to A- but revised the outlook from stable to negative.

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

Operational risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls may adversely impact our business, results of operation and reputation.

Operational risks are inherent in our business. Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Although we endeavour to safeguard our systems and processes, losses can result from inadequately trained or skilled personnel, IT failures (including failure to anticipate or prevent cyber attacks, which are deliberate attempts to gain unauthorised access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, or security breaks by third parties), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, whilst we have policies and processes to protect our systems and networks, they may be vulnerable to unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches that could have a security impact and jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, and hinder our operational effectiveness.

We also face the risk that the design and operating effectiveness of our controls and procedures may prove to be inadequate. Widespread outbreaks of communicable diseases, such as the outbreak of the Ebola virus, may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. Unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel. If our business continuity plans are not able to be implemented or do not sufficiently take such events into account, losses may increase further. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.

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

We are subject to litigation, arbitration and other claims and allegations in the ordinary course of business, including in connection with our activities as financial services provider, insurer, employer, investor and taxpayer. Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘— Holders of NN Group’s products where the customer bears all or part of the investment risk, or consumer protection organisations on their behalf, have filed claims or proceedings against NN Group and may continue to do so. A negative outcome of such claims and proceedings brought by customers or organisations acting on their behalf, actions taken by regulators and/or governmental authorities against NN Group or other insurers in respect of unit-linked products, settlements or any other actions for the benefit of customers by other insurers and sector-wide measures could substantially affect NN Group’s insurance business and, as a result, may have a material adverse effect on NN Group’s and ING’s reputation, results of operations, solvency and financial condition. In addition, claims and proceedings may be brought against NN Group in respect of other products with one or more similar product characteristics sold, issued or advised on by NN Group in and outside the Netherlands. In this risk factor NN Group means NN Group N.V. and its subsidiaries’ and ‘— ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time-consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. For additional information with respect to specific proceedings, see Note 51 ‘Legal proceedings’ to the consolidated financial statements of ING Group.

RISKS RELATED TO THE RESTRUCTURING PLAN

The implementation of the Restructuring Plan and the divestments in connection with that plan will alter and have already significantly altered the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.

As described further under Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’ to the consolidated financial statements of ING Group, as a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules (as amended, the ‘Restructuring Plan’). While the IABF was terminated in December 2013, and on 7 November 2014, ING Group made the final repayment on the Core Tier 1 securities, the continuing restrictions imposed by the Restructuring Plan could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See Note 56 to the consolidated financial statements of ING Group for more information on the implications of and the remaining obligations arising from the Restructuring Plan and ‘—The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group’.

There can be no assurance that we will be able to implement complete the remaining elements of the Restructuring Plan successfully or complete the remaining planned divestments on favourable terms or at all, particularly in light of market developments in general as well as the fact that other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner. Any failure to successfully implement. Not completing the remaining elements of the Restructuring Plan may result in EC enforcement actions or EC procedures and may have a material adverse impact on the assets, profitability, capital adequacy and business operations of the Group. Moreover, in connection with the implementation completion of the remaining elements of the Restructuring Plan, including any proposed divestments, we or potential buyers may need to obtain various approvals, including of shareholders, works councils and regulatory and competition authorities, and we and potential buyers may face difficulties in obtaining these approvals in a timely manner or at all. In addition, the implementation of the remaining elements of the Restructuring Plan may strain relations with our employees, and specific proposals in connection with the implementation may be opposed by labour unions or works councils.

Factors that may impede our ability to implement the remaining elements of the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be further divested. Similarly, it may also be difficult to divest the remaining part of our insurance and investment management business through one or more follow-on transaction(s) and/or spin-off transaction(s). There can also be no assurance that we could obtain favourable pricing for a sale of the remaining part of our insurance and investment management business in the public markets. A further divestment may also release less regulatory capital than we would otherwise expect. Any failure to complete the divestments on favourable terms could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC.

The limitations required by the EC on our ability to compete and to make acquisitions could materially impact the Group.

As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the EU and on our ability to acquire financial institutions. These restrictions in principle apply until the earlier of (1) 18 November 2015, and (2) the date upon which more than 50% of ING’s interest in its insurance and investment management businesses has been divested. ING is furthermore restricted to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to the mortgage production of Nationale-Nederlanden Bank until ING has divested more than 50% of its interest in NN Group c.q. Nationale-Nederlanden Bank or until year-end 2015. A divestment of more than 50% of ING’s interest as mentioned in this paragraph also means that ING Group (a) no longer has a majority of representatives on the boards of these businesses and (b) has deconsolidated these businesses from ING Group’s financial statements in line with IFRS accounting rules. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.

Upon the implementation of the Restructuring Plan, we will be less diversified and may experience competitive and other disadvantages.

As a result of divestments effected to date and following completion of the planned divestments under the Restructuring Plan, we expect to become a significantly smaller, regional financial institution focused on retail, direct and commercial banking in the Benelux region and certain other parts of Europe, as well as selected markets outside Europe. Although we will remain focused on banking operations, we may become a smaller bank than that represented by our current banking operations. In the highly competitive Benelux market and the other markets in which we operate, our competitors may be larger, more diversified and better capitalised and have greater geographical reach than us, which could have a material adverse effect on our ability to compete, as well as on our profitability. The divested businesses may also compete with the retained businesses, on their own or as part of the purchasers’ enlarged businesses. For example, Nationale-Nederlanden Bank is already competing before its planned divestment with our retail banking business in the Netherlands, as Nationale-Nederlanden Bank has been ring-fenced from ING Bank’s operations for this purpose. In addition, the restrictions on our ability to be a price leader and make certain acquisitions could further hinder our capacity to compete with competitors not burdened with such restrictions, which could have a material adverse effect on our results of operations. There can be no assurance that the implementation of the Restructuring Plan will not have a material adverse effect on the market share, business and growth opportunities and results of operations for our remaining core banking businesses.

Our restructuring programs may not yield intended reductions in costs, risk and leverage.

Projected cost savings and impact on our risk profile and capital associated with the Restructuring Plan are subject to a variety of risks, including:

-	actual costs to effect these initiatives may exceed estimates;

-	divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under ‘Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments in connection with that plan will alter and have already significantly altered the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group’;

-	initiatives that we are contemplating may require consultation with various regulators as well as employees and labour representatives, and such consultations may influence the timing, costs and extent of expected savings;

-	the loss of skilled employees in connection with the initiatives; and

-	projected savings may fall short of targets.

While we continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realise the projected benefits of these and other restructuring and cost-saving initiatives. If we are unable to realise these anticipated cost reductions, our business may be adversely affected. Moreover, our continued implementation of restructuring and cost saving initiatives may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. It is ING’s intention to pay a minimum of 40% of ING Group’s annual net profits to shareholders effective from 2015. The Executive Board proposes to pay a final 2014 dividend of EUR 470 million, or EUR 0.12 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the Annual General Meeting in May 2015. However, there can be no assurance that we will pay dividends in the future.

Holders of ING shares may experience dilution of their holdings.

The issuance of equity securities resulting from the conversion of some or all of such instruments would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares.

Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to, or otherwise chose not to, participate in future equity offerings with subscription rights.

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

GENERAL

ING Groep N.V. was established as a Naamloze Vennootschap (a Dutch public limited liability company) on 4 March 1991, through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings Corporation
Bijlmerplein 888	1325 Avenue of the Americas
1102 MG Amsterdam	New York, NY 10019
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands	United States of America
Telephone +31 20 563 6710	Telephone +1 646 424 6000

OUR STRATEGY AND PROGRESS

In March 2014, we presented a new purpose and strategy to meet the new challenges we face as a bank in a fast-changing world. In this section we explain our strategy, report on progress so far and describe how this will shape our future activities.

Our purpose

In March 2014, we articulated our newly defined purpose and the Think Forward strategy. We have defined our purpose as: ‘empowering people to stay a step ahead in life and in business’.

Driving sustainable progress

At the beginning of 2014, as we entered the final stage of the restructuring, it was time to put more focus on placing the customer at the heart of everything we do. In a fast-changing and ever-digitising world, customer behaviour and customer needs are continuously changing, and we needed a clear sense of purpose and direction guiding how to serve our customers best. Many of our customers are self-directed. They expect solid support from their banking partner, but want to make their own decisions. We empower people and organisations to realise their own vision for a better future in life and in business. We believe that the ultimate purpose of a financial institution is to support and stimulate economic, social and environmental progress leading to a better quality of life for people in society. We don’t just want to mitigate harm and do good; we also want to drive progress. We believe all sustainable progress is driven by people with the imagination and determination to improve their future and the future of those around them. Facilitating economic growth by playing our role as a bank should go hand in hand with social progress and environmental preservation or else our results cannot be sustained in the long term. One of the ways in which we strive to accelerate the transition to a more sustainable economy is by backing ambitious and responsible entrepreneurs and companies. We also believe that doing so will create a higher quality asset portfolio in the long term. The more successful we are in accomplishing our mission, the more society at large will benefit.

Our strategy in context

Delivering on restructuring

We have been on a journey since late 2008 to radically simplify our operations. In 2009, a restructuring programme that met the European Commission’s requirements was agreed. In the successive years we have put that into effect with only a few steps remaining. We have conducted over 50 divestment transactions over a five-year period. The total transaction value would reach around EUR 40 billion, if we include the market value of our remaining stake in NN Group as it was at year-end 2014. We believe the effect of these divestment transactions leaves our company stronger, simpler and more sustainable.

In July 2014, NN Group, the European/Japanese insurance business, listed on the Euronext Amsterdam stock exchange. Through the listing, ING’s stake in NN Group was reduced to 68.1 percent, which remained ING’s ownership position at the end of 2014. In February 2015, ING’s stake was reduced to 54.6 percent. This is required to fall to less than 50 percent and to be deconsolidated in 2015, and to reach zero in 2016.

We had also reduced our stake in Voya Financial, Inc. (‘Voya’), our former American insurance business. We are required to fully divest our Voya holding by 2016. At yearend 2013 our stake was 57 percent, at year-end 2014 this had been reduced to approximately 19 percent. In March 2015, we completed the divestment of Voya shares.

The Dutch State has been repaid in full. In November 2008, ING received EUR 10 billion in aid from the Dutch State in the form of core Tier 1 securities. In 2009, we started repaying the Dutch State and made the final payment on 7 November 2014. This was achieved six months ahead of the repayment schedule agreed with the European Commission in 2012.

Total payments on this aid package amount to EUR 13.5 billion, resulting in an annualised return of 12.7 percent for the Dutch State. In 2009, ING and the Dutch State agreed to transfer/sell a portfolio of US mortgage securities. The agreement to unwind this facility, also known as the Illiquid Assets Back-up Facility (IABF), was completed at the end of 2013. The actual unwinding took place and was completed early 2014, when the Dutch State sold the remaining securities in the market. This generated a EUR 1.4 billion cash profit for the Dutch State. Finally, the remaining Government Guaranteed Notes still outstanding in 2014 were all redeemed. Over the years, ING has paid EUR 0.4 billion to the Dutch State to benefit from this scheme.

Some commitments remain

We are executing the Restructuring Plan as agreed with the European Commission and met key milestones in 2014. Only limited commitments remain outstanding. These include:

•    Divestments

We plan to divest our remaining stake in NN Group in line with agreed timelines and we expect that this divestment will also realise two further commitments:

1. To reduce our balance sheet by approximately 45 percent ‘pro rata’ – excluding growth of the balance sheet of existing business in the meantime (compared to Q3 2008).

2. To eliminate our Group debt. At year-end 2014 this stood at EUR 1.5 billion (2013: EUR 4.9 billion). The combined market value of our remaining stakes in NN Group and Voya (EUR 7.5 billion at year-end 2014), the latter of which is now fully divested should comfortably facilitate the elimination of our outstanding Group debt.

•    NN Bank

ING committed to create NN Bank as part of NN Group as a viable, standalone and competitive business. This project is underway.

•    Acquisition and price leadership

ING agreed not to acquire (parts of) financial companies until 18 November 2015 or the deconsolidation of NN Group, whichever comes first. These deadlines also apply to the price leadership ban, which means that we agreed not to be a price leader on standardised products in certain markets.

Reassessing our role

The financial crisis gave us the opportunity to rethink our role in society. Our focus now is on having enduring relevance for our customers. We want to empower them to realise their own vision for a better future. This is the essence of our new strategy.

Putting our strategy into practice

Our Customer Promise

Our Customer Promise is all about empowering people and creating a differentiating customer experience. Staying true to this Promise means that we aim to empower by making it easy for people to understand, convenient for people to use, possible for people to manage their finances effectively and to stay a step ahead every day.

Clear and easy

Banking doesn’t have to be difficult and time consuming. Less is more. It’s mostly about clear products, plain language, fair prices and simple processes. This saves both time and money.

Anytime, anywhere

We work to make our services available where our customers are and when they need them. Banking should be possible anytime and anywhere.

Empower

The best financial decisions are informed decisions. Customers want relevant, up-to-date information at their fingertips. They need to understand their choices, and the implications, both today and for the future.

Keep getting better

Life and business are about moving forward. We will keep looking for new ways to make things better with new ideas, new solutions and new approaches to make things easier for our customers. That way, we can all stay a step ahead.

Our strategic priorities

We have identified four strategic priorities that serve to create a differentiating customer experience.

Earn the primary relationship

To be relevant for customers we have to understand them. We can use our understanding to empower customers to make smarter decisions, but we can only get to know them well if we enjoy a primary banking relationship. To earn this position, we need a strong foundation based on high-quality basic services. In Retail Banking our primary relationships are with customers who have a payment account with recurrent income and at least one other product with ING. In Commercial Banking, we use lending capabilities, sector knowledge and transaction services to anchor primary customer relationships. The number of retail primary accounts is increasing. In 2014, we welcomed over one million individual customers and established half-a-million primary banking relationships.

Develop analytics skills to understand our customers better

Banking has always been about analysing customers’ information. However, with more and more digital interaction instead of face-to-face contact, our approach to analysing data to understand our customers better needs to be adapted. The more we understand our customers the more relevant we can make our services. Using customer data and other data, we can develop financial tools that empower our customers, helping them to make smarter decisions for themselves, based on better quality financial information. Data analytics also serve our customers’ interests by strengthening fraud detection and prevention, and improving operational excellence. We are focusing on realising these benefits without compromising security or privacy. We appointed a head of Advanced Analytics in August 2014 responsible for increasing ING’s advanced analytics skills. We are establishing centres of excellence in data science in the Netherlands and in Germany, to support ING units with technology, education, knowledge and hands-on capabilities in advanced analytics.

Increase the pace of innovation to serve changing customer needs

Not only do new technological developments lead to improved ways of serving our customers, customers even expect the bank to be on top of these possibilities to make things simple and clear. Innovation is key as we strive to enhance the customer experience and differentiate ourselves from the competition. Rapid technological change, especially in mobile developments and payments systems, is shifting the competitive landscape. If we want to keep improving the customer experience, we have to accelerate the innovation cycle so that we can identify more good ideas and introduce useful improvements and technologies sooner. Successful innovation depends on progress on multiple fronts. We need to ensure fluid transition from best practice sharing to common development. We need a constant stream of ideas and reliable mechanisms for choosing the best ones and executing them well. Our overall approach to innovation is based on deep understanding of our customers. That helps to ensure we focus on ideas that genuinely make customers’ lives better. In July 2014, we appointed a chief innovation officer (CInO) responsible for developing and promoting innovative ideas and solutions, applying new technologies and delivering/improving the speed-tomarket of successful ideas.

Think beyond traditional banking to develop new services and business models

The marketplace to meet customers, whether retail or business clients, is evolving towards virtual networks. In order to address the future needs of customers, we need to think beyond traditional banking. Our customers will still be needing banking services, but it is less obvious that they need banks to deliver those. There is increasing competition, much of it from new entrants from outside the industry. We are investing to stay relevant for current and future customers. As a consequence, we need to develop new services and business models. We have to be prepared to disrupt ourselves before we are disrupted. Our enablers The following enablers help us to maintain key skills and organisational resources in support of our strategic priorities.

Simplify and streamline

To serve our customers effectively we need to operate as an agile, responsive business. The right people need to be able to take important decisions quickly. Therefore we have been streamlining our policies and controls, while making sure that we retain solid processes. We are reviewing existing mandates to give employees more scope to take decisions. Committees are only formed where decisions run across several mandates. Changes to our governance, which came into effect in July 2014, encourage more effective cooperation between globally steered functions and local country organisations, and prioritise innovation. For countries with both retail and commercial banking businesses (One Bank), the country CEOs take responsibility for both Retail and Commercial Banking.

Operational excellence

Operational excellence is key to delivering on the Customer Promise to our customers and serving them better and more efficiently in a digital world. To maintain this focus, we are working on setting clear operational excellence benchmarks and measuring performance throughout the company. In April 2014, we appointed a chief operations officer (COO). Our COO is responsible for Operations & IT, change management and procurement. He is a member of the MBB. With his appointment, we have intensified our focus on operational excellence.

Performance culture

Culture is our third enabler. We need to excel at attracting and keeping the talent to get us where we need to go. We want to foster a culture where employees are empowered to deliver for our customers. We surveyed over 13,000 employees to find out what they thought about ING’s culture. This provided positive feedback on our strong customer focus, our shared vision, our professional standards, and our dedicated talent development. Our employees indicated that progress on internal process efficiencies was slow and that this was beginning to build frustration in the company. They also signalled that senior leaders should pay more attention to employees’ opinions. We have responded by articulating what we mean by performance culture. We have developed new global behaviours together with our people and have improved performance management.

Lending capabilities

ING Bank is currently in the comfortable position of being able to fund its assets from its deposits to a large extent. We have strong savings gathering and lending capabilities and have achieved a lot through balance sheet optimisation, but savings and lending are not evenly distributed across our business units. Broadening our lending capabilities to match deposit franchises will help us to build stronger, more sustainable local businesses. We are aiming for continued growth in net lending. We strive to diversify our asset base as we continue to grow client franchises. We have identified specific opportunities in retail banking, such as consumer finance and SME lending. At Commercial Banking, we are growing our capabilities in Industry Lending, Working Capital Solutions and Trade Finance. Structured Finance has achieved a top-10 position globally. We aim to increase lending to SMEs. The SME and selfemployed segments have a natural affinity with ING’s main Retail banking segment – self-directed customers. We also plan to grow our asset portfolio in consumer lending, a segment where ING has been underrepresented in the past. To facilitate this process, we appointed a head of Consumer and SME lending in July 2014, with overall responsibility for steering commercial strategy and business development. Net lending increased by 3 percent in 2014. In our Ambition 2017 programme we aim for an approximate 4 percent annual increase.

Building on our strengths

We are currently well positioned to be successful in the coming years. We believe we have strong deposit-gathering capabilities across Europe, a significant position in European digital banking and a successful commercial bank. These strategic strengths are supported by a disciplined and rigorous approach to managing costs, risk and capital resources. The strength of our balance sheet attests to the quality of our risk management. We have consistently demonstrated our ability to generate capital and now have a limited requirement for professional funding. Internationally, our thriving commercial banking network is active in over 40 countries. We operate a good mix of mature and growth businesses worldwide, which we believe provides both earnings stability and significant upside potential.

Our geographic profile

We have designated three distinct categories of markets and have developed our strategy accordingly. They are characterised as market leaders, challengers and growth markets.

Market leaders

These are the Benelux countries where we have leading market positions in retail and commercial banking.

Challengers

We strive to strengthen our market position in these markets. Our business units offer both retail and commercial banking services. Our retail activities are mainly direct banking services delivered online which provide a cost advantage over traditional banks.

Growth markets

Growth markets are where we offer a full range of retail and commercial banking services in strongly expanding economies that offer good growth opportunities. Differentiating strategy implementation by country We are delivering on strategy differently, depending on the characteristics of geographical markets in which we are active. Our strategic priorities and enablers remain consistent, but the detailed implementation is adapted for local conditions.

Market Leaders

In Benelux countries our strategy is to grow in selected segments, continue to develop towards a direct-first model, invest in digital leadership and deliver on operational excellence programmes.

Challengers

We plan to invest in our Challenger markets to use our strong savings franchises and expand into payments accounts to build primary banking relationships with customers. We seek to use our direct banking expertise to grow our lending business at low cost in areas like consumer lending and lending to SMEs. We will also seek to grow our corporate client base and develop capabilities in Industry Lending and Transaction Services in most of these countries.

Growth markets

We strive to invest to achieve sustainable share and will focus on digital leadership by converging to the direct-first model and prioritising innovation.

Commercial Banking

We are a network bank for our clients across Europe with global reach and we are investing in our business transformation programme, the Commercial Banking Target Operating Model. We have a number of global franchises. We are targeting continued growth in our client base and in Industry Lending and Transaction Services. In Challenger countries we are expanding our asset generating capabilities to promote locally optimised balance sheets and broader franchises.

Our financial roadmap

We have published financial targets for 2017 reflecting our ambitions. These include a common equity Tier 1 ratio above 10 percent, a leverage ratio at around 4 percent, 50–53 percent cost/income ratio and a 10–13 percent return on equity. As also stated in our Ambition 2017 programme, ING is committed to returning capital to shareholders through a sustainable dividend policy. Effective from 2015, ING intends to pay a minimum of 40 percent of ING Group’s annual net profits by way of dividend, consisting of both an interim and a final dividend. Furthermore, the Board will recommend whether to return additional capital to shareholders at the end of each financial year. Such decisions will reflect considerations including expected future capital requirements, growth opportunities available to the Group, the net earnings of the Group, and regulatory approvals as appropriate. The Board proposes to pay a final 2014 dividend of EUR 470 million, or EUR 0.12 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the Annual General Meeting in May 2015. The financial roadmap for the period until 2017 will differ according to the country. In general, we are pursuing sustainable profit growth in our challenger and high-growth markets. We are managing our market leader businesses in Benelux countries to maintain income levels. We plan to maintain our cost discipline, which should help to get the underlying cost/income ratio from the current 58.7 percent at year-end 2014 to the 50–53 percent range. We strive for all businesses to deliver an improving cost/income ratio. We will therefore need to cut costs at the operations in the Benelux to fund sustainable and profitable growth in other countries.

MARKET AND REGULATORY CONTEXT

Three key trends are having a major impact on ING and its competitors. First, our revenue and profitability are linked with the economic environment. Second, the financial services sector is subject to increasing regulatory scrutiny. Third, digitisation and changing customer behaviour are reframing our markets. In combination, these trends are altering the competitive context in which we operate.

Macroeconomic developments

In 2014, the development trajectories of the US and the UK on the one hand, and Europe on the other, diverged. The US economy continued to grow steadily and the Federal Reserve (Fed) was able to end part of its unconventional monetary policies, the monthly buying of securities (i.e. quantitative easing). For investors worldwide, one question dominated the picture in the second half of the year: when would the Fed start raising rates? This is expected sometime in 2015. The UK also saw healthy economic growth with interest rate increases expected there in 2015 as well.

Meanwhile in the eurozone, the recovery remained weak, unstable and uneven. Persistently low inflation (averaging 0.4 percent in 2014) and worries about imminent deflation prompted the European Central Bank (ECB) to take a series of unconventional measures. The main refinancing rate was lowered to 0.05 percent in 2014, while the interest rate on deposits held by banks at the ECB moved into negative territory, to -0.2 percent. The ECB implemented conditional long-term refinance operations and announced purchase programmes for covered bonds and asset-backed securities.

The Dutch economy, with its housing market stabilised and domestic demand no longer acting as a drag on growth, performed slightly better than the eurozone average.

Meanwhile the Italian recession continued. The French economy underperformed while the German economy decelerated as the loss of momentum in emerging markets, ongoing tensions in eastern Ukraine and sanctions imposed on and by Russia affected exports.

A weakening euro during 2014 was one positive for European exports. With the European economic recovery still distinctly lacklustre, the last quarter of 2014 saw the ECB repeatedly allude to possible additional measures in 2015. Quantitative easing was subsequently announced in January 2015.

Financial markets rallied for most of the year, with US stock markets reaching record highs. Yields on US Treasury bonds moved with changing expectations for the timing of future Fed interest hikes. European stock markets followed the US upwards, although as the year progressed the effects of the crisis in Ukraine and the weakness of the European recovery started to weigh more on markets. European bond yields fell and spreads between European sovereigns decreased in line with ECB policy.

Progress on regulatory initiatives that are most relevant to us

This was an important year for ING, and for European banks in general. November 2014, saw the start of the Single Supervisory Mechanism (SSM). The ECB took over responsibility for the supervision of the major European banks. The ECB had already prepared the ground with a comprehensive assessment of all supervised banks to test the stability of the financial system in stressed conditions.

ING firmly supports the establishment of the SSM and the supervisory responsibility of the ECB. As a predominantly European, cross-border universal bank, we have a strong interest in properly functioning European financial markets and advocate a harmonised approach to European supervision. The SSM should contribute to removing barriers to the free flow of capital and liquidity in the Internal Market. We expect to see a gradual elimination in the fragmentation caused by national regulation and supervision.

In 2014, agreement was also reached on the Single Resolution Mechanism (SRM) consisting of a Single Resolution Board (SRB) and a Single Resolution Fund (SRF). The SRM will apply to banks covered by the SSM to ensure an orderly resolution of failing banks within the eurozone. ING is supportive of the SRM as an important second pillar of the Banking Union.

The Capital Requirements Directive IV (CRD IV) came into force on 1 January 2014. This, and later refinements, implemented European regulation on capital, liquidity and other aspects such as remuneration. Broadly speaking, CRD IV is an essential step towards a single rule book in the European Union. However, we do have concerns with regard to the relatively large scope allowed for discretionary national measures.

The Bank Recovery and Resolution Directive (BRRD) alsocame into effect in 2014. This requires European banks and authorities to put recovery and resolution plans in place and mandates the establishment of national resolution funds to be financed by banks. We support the BRRD which significantly reduces the likelihood that the failure of a systemically important bank will contaminate the system and burden taxpayers.

In 2014, EU agreement was reached regarding a revision of the Deposit Guarantee Scheme (DGS) directive. EU Member States are obliged to build up ex-ante deposit guarantee funds of an (in principle) minimum target size of 0.8 percent of covered deposits in 10 years. Banks’ contributions will be risk based taking into account EBA guidance. The DGS directive will be applicable as of 2015 and ING will start to contribute to the Dutch DGS fund as of mid-2015.

Further, there have been various regulatory developments that impact our product offerings and therefore our customers directly, currently or in future years. Other important reforms in this regard seek to enhance an efficient and competitive internal market for consumers by removing barriers to cross-border activity and promoting a level playing field between providers, e.g. the European Mortgages Credit Directive. Besides this, the improvement of the European payments market also remains an important objective, and is addressed by the Payments Services Directive II.

Finally, the Dutch Parliament has approved the introduction of the Banker’s Oath, a set of principles that reconfirms the industry’s commitment to ethical behaviour. From 1 January 2015, it includes a disciplinary sanction mechanism for all Netherlands-based employees. Oath taking has been a requirement already for Members of the Executive and Supervisory Boards since 1 January 2013. The adopted legislation extends this to all internal and external employees working in the Netherlands who have a contract of employment with ING.

The financial system has already been strengthened considerably in recent years and the risks for customers and society as a whole have been substantially reduced. In general we support the measures described above, as they should contribute to creating a true level playing field. They help to safeguard the financial system, improve individual banks’ financial resilience and support an increasing focus on customers across the industry.

Digitisation and changing customer behaviour

The future of banking will be in the digital domain. This digital revolution is already underway with customers adopting digital channels en-masse, especially with respect to mobile banking. The shift to mobile in retail banking is starting to be mirrored in commercial banking, albeit at a slower pace (and probably less far-reaching).

This presents a huge opportunity for banks. Mobile users tend to check in much more frequently than other users. There is the potential for more frequent contact with our customers. The richness and the quantity of data available to banks allow them to create a platform for more tailor-made services.

Increasingly, our customers are self-directed. Many of our retail customers are avid users of technological devices. They are well informed, they know what they want and they want it immediately. This can mean they expect to receive new services before we can develop them. Often, it is not us advising customers, but them telling us what they now need to get the service they require.

Channelling all this information and converting it into concrete customer propositions is a key challenge. We maintain a constant dialogue with our customers, especially on social media. There is scope for us to improve our use of social media to anticipate potential customer requirements.

We believe we are one of the front-runners in digital innovation in the banking sector, but we cannot afford to be complacent. We are investing resources to ensure that we become faster and more agile, and increase our innovative capabilities. We do that to meet the ever-changing expectations of our customers, while respecting the fact that they are entrusting us with their banking matters which are personal and confidential in nature. At the same time we are maintaining options for face-to-face service.

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions effective in 2014

There were no significant acquisitions in 2014.

Divestments effective in 2014

Asia - ING’s Taiwanese investment management business

In January 2014, ING agreed to sell ING Investment Management (IM) Taiwan, its Taiwanese asset management business, to Japan-based Nomura Asset Management in partnership with a group of investors. The transaction did not have a significant impact on ING Group results. The transaction closed on 18 April 2014. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 33 ‘Discontinued operations’.

Asia - Joint venture ING-BOB Life

In July 2013, the 50% interest in the Chinese insurance joint venture ING-BOB Life Insurance Company was agreed to be sold to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction closed on 30 December 2014 and does not have a significant impact on the NN Group or ING Group results.

Partial divestments effective in 2014

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and is accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 5 Investments, Note 12 ‘Assets and liabilities held for sale’, Note 57 ‘Other events’ and Note 58 Subsequent Events.

NN Group

Following the IPO of NN Group in 2014, ING Group’s stake reduced to approximately 68.1%. As from 30 September 2014, NN Group is presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

Other

For details on the (expected) transactions with regard to ING’s interest in ING Vysya Bank reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’. For details on transactions with regard to ING’s divestments in SulAmérica S.A., reference is made to Note 5 ‘Investments’ and Note 7 ‘Investments in associates and joint ventures’.

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Partial divestments effective in 2013

Voya

In May 2013, Voya was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.2%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in Voya to approximately 56.5%. Reference is made to Note 57 ‘Other events’.

Divestments effective in 2013

Asia - Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million which was recognised in 2013. The transaction closed on 3 December 2013.

Asia - Insurance in Hong Kong, Macau, Thailand

In October 2012, ING reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of EUR 1.6 billion (USD 2.1 billion) in cash. The transaction closed on 28 February 2013 and resulted in a net gain of EUR 945 million.

Asia - ING’s investment management business in Thailand

In November 2012, ING reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. ING received a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction closed on 3 May 2013.

Asia - ING’s investment management business in Malaysia

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

Asia - Joint venture ING Vysya Life

In January 2013, ING agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. The transaction resulted in a net loss of EUR 15 million which was recognised in 2012. The transaction closed on 22 March 2013.

Asia - Joint venture KB Life

In April 2013, ING agreed to sell its 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life) to joint venture partner KB Financial Group. ING received a total cash consideration of EUR 115 million (KRW 166.5 billion) for its 49% stake in KB Life. The transaction closed 20 June 2013.

Asia - ING’s investment management business in South Korea

In July 2013, ING reached an agreement to sell its investment management business in South Korea to Macquarie Group, an Australia-based, global provider of financial services. The transaction did not have a significant impact on ING Group results. The transaction closed on 2 December 2013. Reference is made to Note 51 ‘Legal Proceedings’ for information on the notice NN Group received from the Macquarie Group.

Asia - ING Life Korea

In August 2013, ING announced that it had reached an agreement to sell ING Life Korea, its wholly owned life insurance business in South Korea, to MBK Partners for a total purchase price of EUR 1.24 billion (KRW 1.84 trillion). Under the terms of the agreement, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of EUR 80 million (KRW 120 billion). ING has also reached a licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING will continue to provide technical support and advice to ING Life Korea. The transaction resulted in an after tax loss for ING Group of EUR 1.0 billion. This transaction closed on 24 December 2013.

ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement did not affect ING’s Commercial Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which was recognised in 2013. The transaction closed on 29 November 2013.

ING Direct UK

In October 2012, ING reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the approximately EUR 13.4 billion (GBP 11.6 billion) of savings deposits and approximately EUR 6.4 billion (GBP 5.5 billion) of mortgages of ING Direct UK were transferred to Barclays. The agreement resulted in an after tax loss of EUR 260 million which was recognised in 2012. The transaction closed on 6 March 2013 and a gain of EUR 10 million was recognised on the final settlement. In 2012, ING Direct UK was classified as held for sale. ING Direct UK was included in the segment Retail Rest of World.

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

ING Direct USA

In June 2011, ING reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012, ING announced that the transaction closed. Total proceeds of the transaction were approximately EUR 6.9 billion (USD 9.0 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on 16 February 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction resulted in a positive result after tax of EUR 489 million and had a positive impact on ING Bank’s core Tier 1 ratio of approximately 80 basis points at closing. This result included the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions – group companies’. ING Direct USA was previously included in the segment Retail Rest of World (ING Direct). In September 2012, ING sold all of its shares in Capital One Financial Corporation as disclosed in Note 24 ‘Investment income’.

CORPORATE GOVERNANCE CODES

Dutch Banking Code 2010

The Dutch Banking Code 2010 (“Banking Code”) is applicable to ING Bank N.V. and not to ING Group. The principles of the Banking Code as a whole are considered to be incorporated by reference in the Annual Reportof ING Bank N.V. ING Bank’s application is described in the publication “Application of the Dutch BankingCode by ING Bank N.V.”, available on the website of ING Group (www.ing.com). ING Group voluntarily applies the principles of the Banking Code regarding remuneration with respect to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

CORPORATE ORGANISATION

ING Group’s segments are based on the internal reporting structure by lines of business. For more informmation see ‘Item 5 Operating and Financial review and Prospects”.

The Executive Board of ING Group, the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

RETAIL BANKING

The customer – individuals, SMEs and mid-corporates – is at the heart of our retail business. Customers want easy and transparent products, tools and advice to empower them to take smarter financial decisions during their lifetime, such as when buying a house, saving for retirement or for their children’s education. We are prominent in innovative distribution via mobile, the internet, call centres and face-to-face. We have a mix of mature and growth businesses in our various countries (in Europe, Asia and Australia). We have market-leader positions in the Netherlands, Belgium and Luxembourg; solid positions in Australia, Austria, France, Germany, Italy and Spain; competitive positions in Poland and Romania, and a promising position in Turkey, and through our stakes in Bank of Beijing (China), TMB (Thailand) and ING Vysya Bank (India). In late November 2014, ING Vysya Bank and Kotak Mahindra Bank announced their intention to merge their respective businesses. The total number of customers at Retail Banking went up in 2014 to reach 32.6 million at year-end. Retail Banking posted strong 2014 results. We have a good track record and strive to further leverage our strong market position. Our deposit base positions us well to provide lending to our customers. We plan to further diversify the asset base and build sustainable market share.

Brief business insights

The condition of the economy directly affects our customers, and therefore us. The bulk of our retail businesses are in the eurozone. Despite weak, unstable and uneven recovery in the eurozone, we have delivered a good financial performance. In the past few years, Retail Banking has been working towards converging its traditional banking model to a digital-first model. Our customers are increasingly self-directed. A digital-first offering allows us to offer transparent products, consistent fair pricing and process excellence at low costs. Agility towards change is key in today’s banking environment. We are working on becoming a more agile, innovative business, which can respond to the latest consumer demands quickly and flexibly. An agile way of working is therefore a key part of our IT programme and will be addressed in 2015. In 2014, we have taken steps to deliver on the new ING Bank Think Forward strategy and to align Retail Banking with its strategic priorities. Our focus is on becoming the primary bank for customers, being innovation-driven and fulfilling relevant customer needs.

Digital first

Technology offers customers a range of channels for their banking needs. They expect consistent, reliable and straightforward banking services that are just a click away. Keeping pace with the speed of technological developments while maintaining operational excellence and security is a challenge. Customers increasingly use digital channels to interact with us. In the Netherlands, the number of mobile logins amounted to 619.6 million and logins via the internet to 414.2 million. Belgium’s Smart Banking app has been downloaded 800,000 times since its launch in 2011. This application for tablets won international recognition in 2014 from the independent MAPA research institute, which specialises in digital banking. MAPA crowned the “My Budget” application as one of the top applications worldwide

Towards omnichannel

Being where the customer is, is a pre-requisite for success. Developing a balanced network of distribution channels to serve diverse customer needs is a key challenge for banks today. We are taking measures to expand digital banking further, while at the same time strengthening our local advisory capabilities in the branch network.

Privacy and cyber security

ING aims to provide an adequate level of data protection globally (both at head office and at all our business units) by means of the Global Data Protection Policies (GDPPs), which were adopted in 2013. These policies qualify as Binding Corporate Rules, approved by all relevant Data Protection Authorities in the European Economic Area. The policies are currently being implemented in all ING countries and implementation is expected to be finalised by mid-2015

COMMERCIAL BANKING

Commercial Banking acts as a relationship bank for clients around the world. We serve a range of organisations, including multinational corporations, financial institutions, governments and supranational bodies, through an extensive network of offices in more than 40 countries. We provide a range of products and services to support our clients’ needs. Our lending capabilities anchor most of our client relationships and our offering is enhanced through Transaction Services, such as International Payments & Cash Management, Trade Finance Services and Working Capital Solutions. Financial Markets, as the Bank’s gateway to the professional markets of the world, serves our clients from treasury through to capital markets, risk management and structured financial products. We have developed an operating model that places our clients at the heart of all we do. We deliver tailored services through integrated solutions and advice designed to meet their short- and long-term financing, liquidity, transaction and risk-management needs. Global economic growth will place increasing demands on natural resources and brings the risks of global warming. Our clients are responding by adopting more sustainable business practices, and we are adapting our lending to support them.

Industry Lending

Industry Lending supports clients in selected industries, leading with sector specialised lending, creating relationships for clients to be introduced to all our services, and creating high quality loan assets which redeploy our liabilities. These are grouped as Structured Finance (SF) and Real Estate Finance (REF).

Structured Finance

Structured Finance is a traditional lending business based on specialised industry knowledge. It is a mature business built over more than 20 years and has achieved a top 10 position globally. The loan portfolio is well diversified across sectors and geography. Structured Finance is split into three subsectors: the Energy, Transport and Infrastructure Group (ETIG), International Trade and Export Finance (ITEF) and Specialised Financing Group (SFG). ETIG specialises in capital-intensive industry sectors such as oil and gas, mining, offshore services, shipping, aviation, utilities and power, and infrastructure. ETIG performed well in 2014, achieving a steady growth of its lending activities in most of its industry sectors, most notably in oil and gas, transportation and infrastructure. There is increasing demand for alternative sources of energy. We support clients seeking alternative energy sources with innovative financing solutions. ITEF supports international trade in basic commodities such as oil, oil products, metals, grain, sugar and cotton. We also finance the export of capital goods and offer services to clients with long-term financing supported by export credit agencies. We provide over 1,000 clients worldwide with highly competitive products, through a strong global team and are recognised as one of the top three banks in commodity finance globally. ITEF surpassed its performance of 2013, despite challenging market conditions influenced by, amongst others, geopolitical tensions, the continued slow pace of economic activity and the considerable decline in oil prices towards the end of 2014. SFG coordinates global teams that are primarily arranging, underwriting and lending against business cash flows in sectors such as telecommunications, media and technology (TMT), healthcare and specialised support for the insurance industry. The business has a good presence in providing bank lending in the United States’ ‘mid-market’.

Real Estate Finance

Real Estate Finance’s (REF) primary activity is lending to investors in income-producing real estate backed by first mortgages. In 2014, the profitability of REF has further improved, partly driven by a strong decrease in risk costs, reflecting improvement in the quality of the portfolio. Markets have shown increased activity since the last quarter of 2013, although growth in the Netherlands, the largest country for REF within ING, is still modest.

General Lending and Transaction Services

General Lending

Many of our relationships with corporate clients are anchored through our General Lending capabilities. The challenge in this area is maintaining margins and volumes within our established risk appetite while competition intensifies. This is particularly true in markets where large domestic competitor banks are actively protecting their core franchises.

Transaction Services

We have been investing to grow our capabilities in selected areas in Transaction Services (TS), across International Payments & Cash Management, Trade inance Services (TFS), Working Capital Solutions (WCS) and also Bank Mendes Gans (BMG). We seek to support our clients’ core processes and daily financial operations through tailor-made, integrated solutions and advice. These activities require a strong focus on operational processing. We are developing our business platforms by deploying new technologies and through increased standardisation across borders, products and services.

Financial Markets

Financial Markets (FM) is a well-diversified business exposed to developed markets and fast-growing economies and focused on rates and currencies more than credit. FM is a client-driven business franchise. It aims to service ING’s institutional, corporate and retail clients with relevant financial markets products. Through FM we provide our clients with a gateway to global institutional markets. We offer the full range of services, from treasury through to capital markets, risk management and structured financial products across four main business lines of Emerging Markets, Developed Markets, Global Equity Products and Global Capital Markets. We aim to be a leading market player in our home markets, maintain a presence in all major international markets and offer specialist expertise in selected emerging markets and products.

Real Estate and Other

Real Estate & Other (RE&O) manages the run-off and closure of non-core activities, consisting of the residual assets of the legacy businesses sold or discontinued within the former Real Estate Development and Real Estate Investment Management operations. It also includes General Lease operations outside ING’s home markets which have been placed in run-off.

PRINCIPAL GROUP COMPANIES

Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION

The banking, insurance, asset management and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business. As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving these countries. Reference is made to Capital Management Note 2.2.2.

European Regulatory framework

In November 2014 the European Central Bank (ECB) assumed responsibility for a significant part of the prudential supervision of euro area banking groups in the Eurozone, including ING Group and ING Bank. Now that the ECB assumed responsibility for the supervision of the banking groups in the Eurozone, it has become ING Group’s and ING Bank’s main supervisor. The ECB is amongst others responsible for tasks such as market access, compliance with capital and liquidity requirements and governance arrangements. National regulators remain responsible for supervision of tasks that have not been transferred to the ECB such as financial crime and payment supervision. See also ‘Single Supervisory Mechanism’.

Dutch Regulatory Framework

The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. As far as prudential supervision has not been transferred to the ECB, it is exercised by the Dutch Central Bank (De Nederlandsche Bank “DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, (Autoriteit Financiële Markten; “AFM”). DNB is in the lead with regard to macroprudential supervision. However, the ECB can set higher macroprudential obligations than proposed by DNB.

Global Regulatory Environment

There are a variety of proposals that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association and the Governance Principles established by the Dutch Association of Insurers, which detail a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks and insurers have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for executive and supervisory board members of financial institutions licensed in the Netherlands, which the Dutch government has introduced, effective per 1 January 2013. In this oath, the Executive and Supervisory Board members of the relevant ING entities licensed in the Netherlands, declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. As of April 2015, direct reports to Executive Board Members as well as all other ING employees within the Netherlands will also have to take the oath. To enforce the oath, non-compliance can be sanctioned by a special disciplinary court. Moreover, if Executive or Supervisory Board members break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management. The latter discussion could have a significant impact on business models and capital structure of financial groups.

In recent years, significant changes have been made to the supervisory structure within the European Union and to various capital and liquidity standards. Also, regarding topics such as remuneration, various national and international bodies have issued guidelines that need implementation. In December 2012, EU leaders agreed on setting up a Single Supervisory Mechanism (“SSM”), a mechanism composed of national competent authorities and the European Central Bank (“ECB”), as part of the prospective EU banking union. In the SSM, the ECB will assume direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. The SSM came into effect on 4 November 2014 and is designed for countries within the Eurozone, with the possibility of non-Eurozone member states to participate by means of close cooperation. Giving the recent start, the exact impact on ING Bank and ING Group cannot be assessed yet, However, it is expected that the SSM will have a significant impact on the way ING’s banking operations are supervised in Europe.

The ING Bank FEC Policy provides a clear statement of what is required by all ING Bank entities, in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

The ING Bank FEC Policy directly reflects relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities maintain appropriate local procedures that enable them to comply with local laws, regulations and the relevant ING Bank FEC Policy. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy prevails when the standards therein are stricter than stipulated in local laws and regulations and if not specifically forbidden (data privacy or bank secrecy).

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Within ING Bank the so-called Sanctions Risk Assessment (SRA) procedure has been developed and implemented within Lending Services. With this procedure all transactions within Lending Services go through a Transaction Due Diligence process in a standardized manner. The outcome of the SRA determines the level of contractual language that is being included in the deal documentation. The SRA takes into consideration the direct and indirect nexus a customer/deal has towards certain countries and sectors. A further roll-out into other business areas of ING is in progress.

Mid 2014 both the US and the EU announced Ukraine-related sanctions. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

Also NN Group is fully committed to complying with the applicable sanction legislation and with all obligations and requirements under those applicable laws, including freezing and reporting obligations with regard to transactions involving a U.S., EU or UN sanction target. Furthermore, NN designates specific countries as ultra-high risk and prohibits client engagements and transactions (including payments or facilitation) involving those countries. Certain exceptions on this policy are allowed after express and case-specific consent, and provided that the applicable sanctions laws and regulations are met. At present, the specified countries are Myanmar, North Korea, Sudan (North Sudan and South Sudan), Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, U.S. and other sanctions regimes. NN has had a sanctions policy in place since 2007 and has a mandate to run down any existing commitments. As such, remaining exposure and contacts arise solely in the context of NN’s on-going efforts to run down the legacy portfolio of commitments.

Dodd-Frank Act

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which became law on 21 July 2010, represented a significant overhaul in the regulation of U.S. financial institutions and markets. Currently, the primary impact on ING is through the establishment of a regulatory regime for the off-exchange derivatives market, pursuant to Title VII of the Dodd-Frank Act.

Among other things, the regulation of the U.S. derivatives market required swap dealers to register with the Commodity Futures Trading Commission (the “CFTC”, the primary swaps regulator in the U.S.) as ‘swap dealers’ or ‘major swap participants’ and be subject to CFTC regulation and oversight. The ING subsidiary, ING Capital Markets LLC, is registered as a swap dealer. As a registered entity, it is subject to business conduct, record-keeping and reporting requirements, as well as capital and margin requirements. In addition to the obligations imposed on registrants, such as swap dealers, reporting, clearing, and on-facility trading requirements have been imposed for much of the off-exchange derivatives market. It is possible that registration, execution, clearing and compliance requirements will increase the costs of and restrict participation in the derivative markets. These rules (as well as further regulations, some of which are not yet final) could therefore restrict trading activity, reducing trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these markets.

The Dodd-Frank also impacts U.S. banks and non-U.S. banks with branches or agencies in the United States. The primary impacts are through the Volcker Rule and Section 165 of the Dodd-Frank Act.

The Volcker Rule, being rolled out over the forthcoming years, imposes limitation on U.S. banks, the U.S. branches of non-U.S. banks, and the affiliates of either, on proprietary trading and investing in hedge funds and private equity funds.

Among other things, Section 165 of the Dodd-Frank Act imposes capital, liquidity, stress-testing, and risk management requirements on most U.S. banking and non-banking operations of non-U.S. banking organizations with U.S. branches or agencies. Those with U.S. non-banking assets of $50 billion or more also must establish an intermediate holding company as the top-level holding company for the organization’s U.S. non-banking entities.

The Dodd-Frank Act also created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important nonbank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S. companies. The consequences of being designated a systemically important non-bank financial company could be significant, including having subsidiaries supervised by the Federal Reserve Board, subjection to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and other restrictions. ING has not been designated a systemically significant non-bank financial company by FSOC and such a designation, particularly in light of ING’s sale of a majority equity interest in Voya, is currently deemed unlikely.

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

BANKING

Basel II and European Union Standards as currently applied by ING Bank and the introduction of Basel III

DNB, our home supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II Framework. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local Basel requirements as well.

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

For European banks these Basel III requirements have been implemented through the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Starting in 2014, the requirements will be gradually tightened until the Basel III migration process is completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital.

ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands as well as with the ECB. ING Bank’s independent auditors audit these reports on an annual basis.

United States

ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the office may not take deposits or execute any transactions), the office is subject to the regulation of the State of New York Department of Financial Services and the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries (one of which is registered with the U.S. Commodity Futures Trading Commission as a swap dealer and another of which is registered with the U.S. Securities and Exchange Commission as a securities broker-dealer) offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank N.V.

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

For further information regarding compliance with relevant laws, regulations, standards and expectations by ING Bank and its business in certain specified countries, see “Global Regulatory Environment” above.

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

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a (perceived) Iranian nexus. These positions remain on the books, but accounts related thereto are ‘frozen’ under applicable laws and procedures. Any interest or other payments ING Bank is legally required to make in connection with said positions are made into ‘frozen’ accounts. Funds can only be withdrawn by relevant Iranian parties from these ‘frozen’ accounts after due regulatory consent from the relevant competent authorities. ING Bank has strict controls in place to ensure that no unauthorised account activity takes place while the account is ‘frozen’. ING Bank may receive loan repayments, but all legacy loan repayments received by ING Bank have been duly authorised by the relevant competent authorities. For the relevant period, ING Bank had gross revenues of approximately USD 21.8 million, which was principally related to legacy loan repayment, and ING Bank estimates that it had net profit of approximately USD 395,842. ING Bank intends to terminate each of the legacy positions as the nature thereof and applicable law permits.

Australia

ING’s banking activities are undertaken in Australia by ING Bank (Australia) Limited (trading as ING Direct) and ING Bank NV Sydney Branch. Banking activities, specifically licensing of an Authorised Deposit Taking Institution (“ADI”) in Australia are subject to regulation by the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). In addition ING entities are required to comply with the requirements under the Anti-Money Laundering and Counter Terrorism Financing Act that is subject to regulatory compliance oversight by the Australian Transaction Reports and Analysis Centre (“AUSTRAC”).

APRA is responsible for the prudential regulation of banks and ADI’s, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. ASIC regulates corporate entities, markets, financial services and consumer credit activities. ASIC’s aim is to protect markets and consumers from manipulation, deception and unfair practices and also promote confident participation in the financial system.

As an Australian incorporated subsidiary, ING Bank (Australia) Limited is required to comply with corporate requirements and in the event of listing of issued debt securities to comply with Australian Securities Exchange listing and disclosure requirements. ING Bank (Australia) Limited must demonstrate compliance with financial services laws as a condition to maintaining its AFSL and ACL. ING Bank N.V., Sydney Branch is not an Australian incorporated legal entity. ING Bank N.V., Sydney Branch holds its own banking ADI license and AFSL which is limited to the provision of financial services to wholesale clients.

INSURANCE

Europe

Insurance companies in the EU are subject to supervision by insurance supervisory authorities in their home country. This principle of “home country control” was established in a series of directives adopted by the EU, which we refer to as the “1992 Insurance Directives”. In the Netherlands, DNB monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. Pursuant to the 1992 EU Directives, NN Group may also conduct business directly, or through foreign branches, in all the other jurisdictions of the EU, without being subject to licensing requirements under the laws of the other EU member-states, though it has to deal with local legislation and regulation in all the European countries where it is active.

NN Group’s life and non-life subsidiaries in the EU are required to file detailed audited annual reports with their home country insurance supervisory authority. These reports are audited by NN Group’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorisations granted by the insurance supervisory authorities stipulate the classes of business that an insurer may write an insurance policy for, and is required for every proposed new class of business. In addition, the home country insurance supervisory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.

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

In May 2012, the International Association of Insurance Supervisors (“IAIS”) published a proposed assessment methodology for designating global systemically important insurers (“G-SIIs”), as part of the global initiative to identify global systemically important financial institutions (“G-SIFIs”). The proposed methodology is intended to identify those insurers whose distress or disorderly failure, because of their size, complexity and interconnectedness, would cause significant disruption to the global financial system and economic activity. In November 2014, the Financial Stability Board designated nine global insurance companies as G-SIIs. As a result, these firms will be subject to enhanced supervision and increased regulatory requirements in the areas of recovery and resolution planning as well as capital. Although neither NN Group nor any other Dutch insurer is included in this list, it cannot be ruled out that this supervision and regulation will be expanded to take in NN in the future.

The EU is adopting a full scale revision of the solvency framework and prudential regime applicable to insurance, reinsurance companies and insurance groups known as “Solvency II”. The framework for Solvency II is set out in the Solvency II Directive, which was adopted by the European Council on 10 November 2009 (Directive 2009/138/EC). The Solvency II Directive is scheduled to come into force on 1 January 2016.

On 19 January 2011, the European Commission (the “EC”) presented a draft of a directive to amend the Solvency II Directive, the Omnibus II directive. On 13 November 2013, the EU Council and the European Parliament achieved a provisional political agreement on the Omnibus II Directive. This agreement was confirmed by the European Parliament on 12 March 2014 and was approved by the European Council on 14 April 2014. On 22 May 2014, the text of the Omnibus II Directive (2014/51/EU) was published in the Official Journal and came into effect under EU law on that date.

Solvency II is aimed at creating a new solvency framework in which the financial requirements that apply to an insurance, reinsurance company and insurance group better reflect such company’s specific risk profile. Solvency II will introduce economic risk-based solvency requirements across all Member States for the first time. While Solvency I includes a relatively simple solvency formula based on technical provisions and insurance premiums, Solvency II introduces a new “total balance sheet” type regime where insurers’ material risks and their interactions are considered. In addition to these quantitative requirements (Pillar 1), Solvency II also sets requirements for governance, risk management and effective supervision (Pillar 2), and disclosure and transparency requirements (Pillar 3).

Under Pillar 1 of Solvency II, insurers are required to hold own funds equal to or in excess of a solvency capital requirement (“SCR”). Solvency II will categorise own funds into three tiers with differing qualifications as eligible available regulatory capital. Under Solvency II, own funds will use IFRS balance sheet items where these are at fair value and replace other balance sheet items using market consistent valuations. The determination of the technical provisions and the discount rate to be applied in determining the technical provisions is still under debate and the outcome of discussions regarding these matters is uncertain as key parameters will only be established in the final level 2 implementing measures and implementing technical standards. However, it is certain that the determination of the technical provisions and the discount rate to be applied will have a material impact on the amount of own funds and the volatility of the level of own funds. The SCR is a risk-based capital requirement which will be determined using either the standard formula (set out in level 2 implementing measures), or, where approved by the relevant supervisory authority, an internal model. The internal model can be used in combination with, or as an alternative to, the standard formula as a basis for the calculation of an insurer’s SCR. In the Netherlands, such a model (which would include an internal model of NN) must be approved by DNB.

With the approval of the Omnibus II Directive, the definitive text of the framework directive is available. On 10 October 2014, the EC adopted a Delegated Act containing implementing rules for Solvency II. This Delegated Act has entered into force on 17 January. For more information, see “Item 3. Key Information – Risk Factors – We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business – Solvency II”.

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

COMPETITION

ING is a global financial institution with a strong European base, offering banking services. We draw on our experience and expertise, our commitment to excellent service and our presence in more than 40 countries to meet the needs of a broad customer base, comprising individuals, families, small businesses, institutions large corporations and institutions (financial institutions, governments, public-private entities and supranational agencies). The mature markets in Europe, North America and Australia in which we operate are characterised by a high degree of competition. In South America, the Middle-East and Asia the degree of competition between companies from abroad and local players has risen rapidly in the past few years. In both types of markets we and our competitors have sought to form alliances and strategic relationships with local institutions, which are becoming more and more sophisticated and competitive. Technology is collapsing the barriers to entry that once protected our business. Competition is coming from many different directions, with relatively new players who provide more segmented offers to our customers and clients. Technology giants, payment specialists, retailers, telecommunication companies, crowd funding initiatives and aggregators are all encroaching on traditional banking services. In general, they don’t want to become banks, they are more interested in the transaction data that ING and other banks have in abundance. Just as we are keen to gain traction from other data sources so we can better serve our customers.

The banking industry is highly regulated. Safe banking requires specific knowledge of financial services and in-depth knowledge of customers as well as rigorous risk management systems. As competition from outside the banking sector continues to increase, we have to become faster, more agile and more innovative. We are investing to stay relevant for current and future customers. We need to think beyond traditional banking. Our customers still want banking services. It is less obvious that they need banks to deliver them. Therefore we need to develop new services and business models. We have to be prepared to disrupt ourselves before we are disrupted. Our solid foundations give us an excellent starting position to face existing and future challenges, and become a better company for all our stakeholders. We have a long legacy as a financial institution. We are a leader in digital banking. We are investing in building profitable, mutually beneficial relationships with our customers, based on the quality of our service. We intend to continue working hard on regaining trust, demonstrating that we care about our customers and all other stakeholders, and to be even clearer about why certain strategic choices are made.

We need to be able to respond in a competitive and fast-changing economic environment to generate new products and services that anticipate customer demand, introduce efficiencies and make better use of information technology. We perform our core tasks by combining our resources to best effect in the provision of our products and services. In a dynamic environment we will only continue to add value so long by enhancing our capabilities and executing our core tasks increasingly efficiently. Encouraging a culture of innovation is therefore a key business activity. If we want to keep improving the customer experience, we have to accelerate the innovation cycle so that we can identify more good ideas and introduce useful improvements and technologies sooner. Successful innovation depends on progress on multiple fronts. We need to ensure fluid transition from best practice sharing to common development. We need a constant stream of ideas and reliable mechanisms for choosing the best ones and executing them well. We aim to focus on ideas that genuinely make customers’ lives better.

We plan to maintain our cost discipline, which should help to get the underlying cost/income ratio from the current 58.7 percent (based on IFRS-EU) at year-end 2014 to the 50-53 percent range. We strive for all businesses to deliver an improving cost/income ratio. We will therefore need to cut costs at the operations in the Benelux to fund sustainable and profitable growth in other countries.

Retail Banking customers want easy and transparent products, tools and advice to empower them to take smarter financial decisions during their lifecycle, such as when buying a house, saving for retirement or for their children’s education. We are prominent in innovative distribution via mobile, the internet, call centres and face-to-face. Our Net Promoter Scores (NPS) in 2014 read number one in our businesses against a selected peer group, except for Austria and Turkey (both third). These scores demonstrate that we’re regarded as one of the best banks at meeting customer needs. ING applies the NPS methodology to measure customer engagement and the results are used to improve services and internal processes.

In Retail Banking, we have a mix of mature and growth businesses in our various countries (in Europe, Asia and Australia). We have market-leader positions in the Netherlands, Belgium and Luxembourg; solid positions in Australia, Austria, France, Germany, Italy and Spain; competitive positions in Poland and Romania, and a promising position in Turkey, and through our stakes in Bank of Beijing (China), TMB (Thailand) and ING Vysya Bank (India). Late November 2014, ING Vysya Bank and Kotak Mahindra Bank announced their intention to merge their respective businesses.

In Commercial Banking, we are focused on empowering clients to stay a step ahead. As a European-centric network bank with global franchises in Industry Lending, Financial Markets, Cash Pooling and Trade Finance, our goal is to deliver a differentiating client experience. To achieve this and to be relevant to clients in a very competitive market, we must understand their businesses intimately and offer real expertise. This guides our commercial strategy and the priorities we set ourselves.

For the bank more broadly, Commercial Banking is a generator of diversified assets, which balances our strengths in savings and deposit gathering. In 2014 we achieved good growth in lending assets within CB, specifically supporting the development of stronger local franchises in designated ‘challenger’ markets.

Many of our relationships with corporate clients are anchored through our General Lending (GL) capabilities. The challenge in this area is maintaining margins and volumes within our established risk appetite while competition intensifies. This is particularly true in markets where large domestic competitor banks are actively protecting their core franchises. Margins came under pressure in 2014 as a result of excess liquidity in loan markets, especially for the prized business of corporate clients with investment grade risk profiles. Even so, ING maintained its position as market leader in the Benelux and number one bookrunner in the syndicated loan market in Central Eastern Europe. Within the overall European syndicated loan market, our strong focus on client relationships and our broad European network footprint helped us maintain a top-10 bookrunner position.

Within the regulatory and societal landscape ING has strived to maintain a competitive remuneration policy. Our employee value proposition should allow us to retain our highly qualified employees. However, the new remuneration regulations could reduce our ability to attract top talent and to remain fully competitive with our peers. November 2014, saw the start of the Single Supervisory Mechanism (SSM). The European Central Bank (ECB) took over responsibility for the supervision of the major European banks. The ECB had already prepared the ground with a comprehensive assessment of all supervised banks to test the stability of the financial system in stress conditions. (see ‘Risk and capital management’).

ING firmly supports the establishment of the SSM and the supervisory responsibility of the ECB. As a predominantly European, cross-border universal bank, we have a strong interest in properly functioning European financial markets and advocate a harmonised approach to European supervision. The SSM should contribute to a more efficient use of financial funds across Europe and help to foster growth prospects of the European economy. We expect to see a gradual elimination in the fragmentation caused by national regulation and supervision. In 2014, agreement was also reached on the Single Resolution Mechanism (SRM) consisting of a Single Resolution Board (SRB) and a Single Resolution Fund (SRF). The SRM will apply to banks covered by the SSM to ensure an orderly resolution of failing banks within the eurozone. ING is supportive of the SRM as important second pillar of the Banking Union.

The Capital Requirements Directive IV (CRD IV) came into force on 1 January 2014. This, and later refinements, implemented European regulation on capital, liquidity and other aspects such as remuneration. Broadly speaking, CRD IV is an essential step towards a single rule book in the European Union. However, we do have concerns with regard to the relatively large scope allowed for discretionary national measures.

Further, there have been various regulatory developments that impact our product offerings and therefore our customers directly, either currently or in future years. Other important reforms in this regard seek to enhance an efficient and competitive internal market for consumers by removing barriers to cross-border activity and promoting a level playing field between actors, e.g. the European Mortgages Credit Directive. Besides that, the improvement of the European payments market also remains an important objective, and is addressed by the Payments Services Directive II.

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A-” (with a negative outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A3” (with a negative outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with a negative outlook) by Fitch Ratings (“Fitch”).

ING Bank N.V.’s long-term senior debt held a “A” (with a negative outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “A2” (with a negative outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a negative outlook) by Fitch Ratings, Ltd.

ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.

All ratings are provided as of 31 December 2014, and are still current at date of filing.

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

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates, political developments and client behavior changes. See “Item 3. Key information - Risk Factors” for more factors that can impact ING Group’s results of operations.

Financial environment

See “Item 4. Market and regulatory context” for more information on the financial environment.

Fluctuations in equity markets

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

Fluctuations in interest rates

Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest repricing and maturity profile of assets and liabilities in our balance sheet can affect the future interest earnings and economic value of the bank’s underlying banking operations. In addition, changing interest rates may impact the (assumed) behavior of our customers, impacting the interest rate exposure, interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and potentially negative) interest rate environment in the Eurozone, the stability of future interest earnings and margin also depends on the ability to actively manage pricing of customer assets and liabilities. Especially, the pricing of customer savings portfolios in relation to repricing customer assets and other investments in our balance sheet is a key factor in the management of the bank’s interest earnings.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities for our own account and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen, Polish Zloty, Korean Won, the Indian Rupee, Brazilian Real and Russian Ruble into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-euro currencies are translated into euro by monthly hedging. See Note 44 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in, exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. This translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

For the years 2014, 2013 and 2012, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros), and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	4Q 2014	3Q 2014	2Q 2014	1Q 2014

U.S. dollar	1.244	1.320	1.373	1.373
Australian dollar	1.453	1.437	1.477	1.533
Canadian dollar	1.412	1.439	1.494	1.510
Pound sterling	0.784	0.792	0.817	0.828
Japanese yen	142.827	137.825	140.308	141.572
Turkish lira	2.810	2.869	2.912	3.013
Polish zloty	4.216	4.179	4.169	4.186
Russian rouble	59.406	48.088	46.374	48.752

	4Q 2013	3Q 2013	2Q 2013	1Q 2013

U.S. dollar	1.363	1.327	1.299	1.317
Australian dollar	1.480	1.454	1.317	1.271
Canadian dollar	1.431	1.380	1.335	1.329
Pound sterling	0.838	0.855	0.850	0.845
Japanese yen	137.456	130.243	127.025	119.651
Turkish lira	2.791	2.631	2.412	2.356
Polish zloty	4.190	4.265	4.237	4.152
Russian rouble	44.504	43.600	41.170	40.234

	4Q 2012	3Q 2012	2Q 2012	1Q 2012

U.S. dollar	1.303	1.260	1.289	1.323
Australian dollar	1.253	1.215	1.265	1.259
Canadian dollar	1.293	1.258	1.297	1.324
Pound sterling	0.808	0.795	0.813	0.837
Japanese yen	106.304	98.847	103.318	104.628
Turkish lira	2.334	2.275	2.320	2.373
Polish zloty	4.107	4.160	4.243	4.243
Russian rouble	40.323	40.437	40.153	39.945

	Year-end
	2014	2013	2012

U.S. dollar	1.210	1.377	1.319
Australian dollar	1.482	1.542	1.272
Canadian dollar	1.407	1.466	1.313
Pound sterling	0.779	0.833	0.816
Japanese yen	145.120	144.659	113.634
Turkish lira	2.829	2.946	2.357
Polish zloty	4.288	4.153	4.083
Russian rouble	72.267	45.264	40.287

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

Critical Accounting Policies

See Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result was previously defined as result under IFRS-EU (continuing and discontinuing operations) excluding the impact of divestments, special items and total net result from discontinued operations. As of 30 September 2014, ING Group’s ‘Underlying result’ was adjusted in order to better reflect the performance of the Total banking business. Therefore, the remaining legacy insurance activities (included in ‘Insurance Other’) as well as the intercompany eliminations between ING Bank and NN Group will no longer be included as part of ING Group’s underlying result. The presentation of previously reported underlying profit and loss figures has been adjusted accordingly. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments.

While items excluded from underlying result are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time.

The section Segment Reporting Banking Operations on next pages presents the segment results on the basis of the performance measure underlying result. For further information on underlying result for the banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 39 of Note 2.1 to the consolidated financial statements.

Group Overview

As of 30 September 2014, the Insurance segments (Netherlands Life, Netherlands Non-Life, Insurance Europe, Japan Life, Investment Management, Other and Japan Closed Block VA) ceased to exist, following the classification of NN Group as discontinued operations.

As of 30 September 2014, Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations of NN Group or Voya. In 2014, Insurance Other includes mainly the fair value movements of the Voya warrants and the net result from the sale of the remaining investment in SulAmérica S.A. In 2013, Insurance Other included mainly the net result from ING’s associate SulAmérica S.A., which was partly offset by certain expenses that were not allocated to the business units.

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2014, 2013 and 2012:

IFRS-IASB Consolidated Income Statement	2014	2013	2012
	(in EUR millions)
Continuing operations
Interest income	48,163	51,394	60,003
Interest expense	35,859	39,693	48,119

Net interest result	12,304	11,701	11,884
Commission income	2,293	2,204	2,047
Investment and Other income	617	3,191	1,223

Total income	15,214	17,096	15,154

Total expenditure	11,853	11,123	11,769
Result before tax	3,361	5,973	3,385
Taxation	859	1,498	856

Net result from continuing operations	2,502	4,475	2,529
Net result from discontinued operations	-1,375	680	1,359
Minority interests from continuing and discontinued operations	164	265	161

Net result ING Group IFRS-IASB	963	4,890	3,727

Underlying result before tax	4,378	6,128	2,699
Taxation	1,109	1,537	792
Minority interests continuing operations	79	90	91

Underlying net result	3,190	4,500	1,815
Divestments 1)	202	-42	1,279
Special items 2)	-1,021	-82	-595
Legacy Insurance	52	20	-55
Result from discontinued operations 3)	-1,460	495	1,280

Net result ING Group IFRS-IASB	963	4,890	3,727

1)	Divestments Bank: result on the deconsolidation of ING Vysya Bank (EUR 202 million, 2014), sale ING Direct UK (EUR -42 million, 2013, EUR -430 million, 2012), Sale ING Direct Canada (EUR 1,219 million, 2012), sale ING Direct USA (EUR 489 million, 2012).
2)	Special items Bank: impact of the changes for making the Dutch Defined Benefit pension fund financially independent (EUR -653 million, 2014), levy related to the SNS Reaal nationalization (EUR -304 million, 2014), new Dutch employee pension scheme (EUR 28 million, 2013, EUR 251 million, 2012), settlement with U.S. authorities (EUR -386 million, 2012), separation and IPO preparation costs (EUR -16 million, 2013, EUR -37 million, 2012), Retail Netherlands strategy (EUR -63 million, 2014, EUR -92 million, 2013, EUR -264 million, 2012), other restructuring provisions (EUR -3 million, 2013, EUR -159 million, 2012).
3)	Attributable to the equityholder of the parent, reference is made to Note 33 “Discontinued operations” for more information on discontinued business.

Year ended 31 December 2014 compared to year ended 31 December 2013

ING Group posted a strong set of full-year 2014 results. Higher interest results, strict cost control and lower risk costs drove the underlying net profit. ING Group’s 2014 net result decreased to EUR 963 million from a net result of EUR 4,890 million in 2013. ING Group’s 2014 net result includes EUR 202 million of divestments, EUR -1,460 million from discontinued operations, EUR 52 million from Legacy Insurance and EUR -1,021 million of special items.

Underlying net result for 2014 was EUR 3,190 million, a decrease of 29.1% from EUR 4,501 million a year earlier.

Underlying net result is derived from total net result by excluding the impact from divestment, discontinued operations, legacy insurance and special items.

Year ended 31 December 2013 compared to year ended 31 December 2012

ING Group had a successful year in 2013, delivering an improved underlying net result while making significant progress on its restructuring programme, entering the end phase of its transformation. ING Group’s 2013 net result increased to EUR 4,891 million from a net result of EUR 3,727 million in 2012, primarily due to an increase in income as a result of a EUR 2,661 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolio. These fair value changes are mainly caused by changes in market interest rates. ING’s 2013 net result includes EUR -42 million of divestments, EUR 495 million from discontinued operations and EUR -82 million of special items.

Underlying net result for 2013 was EUR 4,501 million, an increase of 148.0% from EUR 1,815 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestment, discontinued operations, legacy insurance and special items.

SEGMENT REPORTING

ING Group’s segments are based on the internal reporting structure by lines of by business. The segments and the main sources of income of each of the segments are as follows:

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

The Executive Board of ING Group, the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

As of 1 January 2014, certain changes were made with regard to the allocation of costs to the various Banking segments. These changes were made to reflect reporting changes with respect to funding costs and Dutch banking tax. ING has transferred the results treasury activities within Commercial Banking to Corporate Line Banking to isolate the costs for replacing short-term with long-term funding, which mainly consists of negative interest results. Additionally, in order to allocate the Dutch Banking tax, these costs will be transferred from Corporate Line Banking to the relevant business lines from 2014 onwards. The comparatives were adjusted to reflect the new segment structure.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS-EU. Because underlying result is not determined in accordance with IFRS-EU, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the net result as reported in the IFRS-EU Consolidated profit and loss account below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

In addition to these segments, ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

For further information on underlying result for the banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 39 of Note 2.1 to the consolidated financial statements.

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking (CLB) to the underlying net result for each of the years 2014, 2013 and 2012.

(EUR millions) 2014	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
- Net interest result	3,818	1,974	1,519	1,792	3,473	-201	12,376
- Commission income	469	377	143	344	960	-2	2,290
- Total investment and other income	-36	139	-41	188	148	-113	285

Total underlying income	4,250	2,490	1,621	2,324	4,581	-316	14,951

Underlying expenditure
- Operating expenses*	2,648	1,503	774	1,508	2,430	116	8,979
- Additions to loan loss provision	714	142	72	165	500		1,594

Total underlying expenditure	3,362	1,646	846	1,673	2,930	116	10,573

Underlying result before taxation	888	844	775	651	1,651	-431	4,378
Taxation	231	243	250	142	346	-103	1,108
Minority interests		1	1	51	26		79

Underlying net result	657	600	524	458	1,280	-328	3,191
Divestments				202			202
Special items	-63					-957	-1,021

Net result	594	600	524	660	1,280	-1,286	2,373
*	including intangibles amortization and other impairments

(EUR millions) 2013	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
- Net interest result	3,574	1,817	1,314	1,778	3,292	30	11,804
- Commission income	463	346	114	361	964	-5	2,244
- Total investment and other income	42	158	-40	235	2,961	-294	3,062

Total underlying income	4,079	2,321	1,388	2,374	7,217	-269	17,111

Underlying expenditure
- Operating expenses*	2,368	1,476	709	1,631	2,386	125	8,694
- Additions to loan loss provision	877	183	82	280	867		2,288

Total underlying expenditure	3,245	1,658	791	1,911	3,252	125	10,982

Underlying result before taxation	834	663	598	464	3,965	-395	6,128
Taxation	221	196	188	111	979	-157	1,537
Minority interests		-4	1	66	27		90

Underlying net result	613	470	409	287	2,959	-238	4,501
Divestments				-42			-42
Special items	-107					25	-82

Net result	506	470	409	245	2,959	-213	4,377
*	including intangibles amortization and other impairments

(EUR millions) 2012	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line	Total Banking
Underlying income
- Net interest result	3,377	1,723	1,141	1,740	3,655	27	11,664
- Commission income	485	335	87	339	907	19	2,173
- Total investment and other income	35	136	-36	-273	-218	-23	-379

Total underlying income	3,897	2,194	1,193	1,807	4,345	23	13,458

Underlying expenditure
- Operating expenses*	2,293	1,425	669	1,626	2,461	162	8,638
- Additions to loan loss provision	665	168	83	250	955		2,121

Total underlying expenditure	2,958	1,593	752	1,877	3,416	162	10,759

Underlying result before taxation	939	601	441	-70	928	-140	2,699
Taxation	244	168	161	33	270	-84	792
Minority interests			1	66	23		91

Underlying net result	695	433	278	-170	635	-56	1,816
Divestments				1,278			1,278
Special items	-284	-22			-129	-160	-595

Net result	411	411	278	1,109	505	-216	2,499
*	including intangibles amortization and other impairments

Year ended 31 December 2014 compared to year ended 31 December 2013

ING’s banking operations posted a strong performance in 2014 resulting in a underlying result before tax (excluding the impact of divestments and special items) of EUR 4,378 million. However, compared with 2013, the underlying result before tax declined by EUR 1,750 million or 28.6%. This decrease was due to a EUR 2,151 million negative swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and the Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 9.3% to EUR 4,724 million in 2014 from EUR 4,323 million in 2013, mainly reflecting higher interest results, strict cost control and lower risk costs. This strong performance was achieved despite EUR 273 million on negative credit and debt valuation adjustments (CVA/DVA) in Commercial Banking and the Corporate Line, and EUR 399 million of redundancy provisions recorded 2014, which related principally to the further digitalization of our banking services in the Netherlands.

Net result from banking operations (including the impact from divestments and special items) decreased to EUR 2,373 million in 2014 from EUR 4,377 million in 2013. In 2014, special items mainly related to a EUR 653 million net charge to make the Dutch closed defined benefit pension fund financially independent and EUR 304 million of bank levies related to the nationalization of SNS, both recorded in the Corporate Line. This was partly offset by a EUR 202 million gain on the deconsolidation of ING Vysya Bank following its reclassification as an investment in an associate under equity accounting at the end of the first quarter. In 2013, the net impact of the divested ING Direct UK activities was EUR -42 million, while special items after tax were EUR -82 million. These items primarily reflect after-tax charges for the earlier announced restructuring programmes in Retail Netherlands and an additional provision release related to the new Dutch employee pension scheme announced in 2012.

Total underlying income declined 12.6% to EUR 14,951 million in 2014, from EUR 17,111 million in 2013. The underlying interest result increased 4.8% to EUR 12,376 million driven by an improvement of the interest margin to 1.51% from 1.42% in 2013, whereas the average balance sheet slightly declined by 1.3%. The interest margin on lending and savings products improved, supported by repricing in the loan book and further reduction of client savings rates in several countries. This more than offset the impact of lower average lending volumes, mainly caused by the sale and transfers of WestlandUtrecht Bank (WUB) assets to NN Group and the deconsolidation of ING Vysya Bank, lower margins on current accounts due to the low interest environment, and lower interest results at Bank Treasury. Commission income rose 2.0% to EUR 2,290 million. Investment and other income fell to EUR 285 million, from EUR 3,062 million in 2013. This decline was mainly explained by the aforementioned EUR 2,151 million negative swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, as well as the negative swing in CVA/DVA adjustments in Commercial Banking and the Corporate Line (which were EUR 273 million negative in 2014, compared with EUR 74 million of positive CVA/DVA impacts in 2013), while 2013 was furthermore supported by a EUR 99 million one-off gain on the unwinding of the IABF following the agreement with the Dutch state. Excluding these items, investment and other income was 16.6% lower, mainly due to lower dividend income.

Underlying operating expenses increased 3.3% to EUR 8,979 million, compared with EUR 8,694 million in 2013. The increase was mainly due to EUR 399 million of redundancy provisions recorded in 2014 versus EUR 132 million of additional restructuring and redundancy charges taken in 2013. Excluding these items, expenses remained flat, as higher regulatory costs, higher pension costs and investments in future growth were offset by the benefits from ongoing cost-saving initiatives, the deconsolidation of ING Vysya Bank and lower impairments on real estate development projects.

The net addition to the provision for loan losses declined to EUR 1,594 million, from EUR 2,288 million in 2013. Risk costs were 55 basis points of average risk-weighted assets compared with 83 basis points in 2013. Most businesses, with the exception of Retail Netherlands, are now operating at around a normalized level of risk costs as the overall economic environment gradually improves.

Year ended 31 December 2013 compared to year ended 31 December 2012

Underlying result before tax (excluding the impact of divestments and special items) more than doubled to EUR 6,128 million in 2013, from EUR 2,699 million in 2012. This increase in result was boosted by a EUR 2,661 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax increased 21.6% to EUR 4,323 million in 2013 from EUR 3,554 million in 2012. This increase mainly reflects a strengthening of the interest margin, less volatility in credit and debt valuation adjustments (CVA/DVA) in Commercial Banking and the Corporate Line, and the absence of de-risking losses in 2013. This was partly offset by 7.9% higher risk costs, while expenses were almost flat despite higher pension costs and additional restructuring charges.

Net result from banking operations increased to EUR 4,377 million in 2013 from EUR 2,499 million in 2012. In 2013, the net impact of the divested ING Direct UK activities was EUR -42 million, including an additional net transaction loss on the sale of EUR 6 million. In 2013, special items after tax were EUR -82 million. These items primarily reflect after-tax charges for the earlier announced restructuring programmes in Retail Netherlands and an additional provision release related to the new Dutch employee pension scheme announced in 2012. Divestments in 2012, related to the sale of ING Direct USA and ING Direct Canada, and the loss taken prior to the sale of ING Direct UK, resulted in a total net gain of EUR 1,365 million, while the operating net result from the divested units amounted to EUR -86 million. In 2012, special items after tax were EUR -595 million, mainly related to a settlement with authorities in the United States, various restructuring programs, including further restructuring in Retail Netherlands and Commercial Banking, and costs related to the separation of ING Bank and ING Insurance. These negative impacts were partly offset by a EUR 251 million provision release from the new Dutch employee pension scheme.

Total underlying income rose 27.1% to EUR 17,111 million in 2013, from EUR 13,458 million in 2012. The underlying interest result increased 1.2% to EUR 11,804 million driven by an improvement of the interest margin to 1.42% from 1.32% in 2012, whereas the average balance sheet declined by 5.7%. The interest margin on lending and savings products improved, supported by repricing in the loan book and lowering of client savings rates. This more than offset the impact of lower lending volumes, partly caused by the transfer and sale of WUB assets to ING Insurance, and lower interest results following a lengthening of the Bank’s funding profile, largely recorded in Corporate Line. Commission income rose 3.3% to EUR 2,244 million. Investment and other income strongly improved to EUR 3,062 million, from EUR -379 million in 2012. This improvement was mainly explained by the aforementioned EUR 2,661 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, as well as the positive swing in CVA/DVA adjustments (which were EUR 74 million positive in 2013, compared with EUR 640 million of negative CVA/DVA impacts in 2012), while 2012 included EUR 478 million of selective de-risking losses in the European debt securities portfolio, against nil in 2013. Excluding these items, investment and other income declined by 25.8% mainly due to lower gains on the sale of equity and debt securities.

Underlying operating expenses increased slightly, by 0.6% to EUR 8,694 million, compared with EUR 8,638 million in 2012. The increase was mainly due to higher pension costs and additional restructuring charges taken in the second half of 2013, which were largely offset by the benefits from ongoing cost-saving initiatives, the partial transfer of WUB staff to NN Group and lower impairments on real estate development projects.

The net addition to the provision for loan losses increased to EUR 2,288 million, from EUR 2,121 million in 2012, reflecting the continued weak economic environment. Risk costs were 83 basis points of average risk-weighted assets compared with 74 basis points in 2012.

RETAIL NETHERLANDS

	2014	2013	2012
	(EUR millions)
Underlying income:
Interest result	3,818	3,574	3,377
Commission income	469	463	485
Investment income and other income	-36	42	35

Total underlying income	4,250	4,079	3,897

Underlying expenditure:
Operating expenses	2,648	2,368	2,293
Additions to the provision for loan losses	714	877	665

Total expenditure	3,362	3,245	2,958

Underlying result before tax	888	834	939
Taxation	231	221	244
Minority interests

Underlying net result	657	613	695
Divestments
Special items	-63	-107	-284

Net result	594	506	411

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Netherlands rose to EUR 888 million from EUR 834 million in 2013, mainly due to higher income and lower risk costs, while operating expenses increased substantially predominantly due to EUR 314 million of redundancy provisions to take the next step in digital banking in the Netherlands (announced on 25 November 2014), EUR 11 million for further restructuring at WUB (related to outsourcing of activities) and EUR 24 million of additional redundancy provisions taken in the third quarter, while 2013 included EUR 97 million of additional restructuring provisions. Excluding these provisions, underlying result before tax rose 32.9%. Underlying income increased to EUR 4,250 million, up 4.2% compared with EUR 4,079 million in 2013, reflecting higher margins on lending and savings, which more than compensated for a decline in volumes due to transfer of mortgages of WUB to NN Group as of mid-2013 and higher mortgage prepayments. In 2014, net production of mortgages (adjusted for the transfer of WUB mortgages) was EUR -2.2 billion. Other lending, mainly business lending, decreased by EUR 1.5 billion. Net production in funds entrusted was EUR 1.7 billion in 2014, reflecting increases in savings and current accounts. Investment and other income declined by EUR 78 million on last year, in part due to a EUR 23 million one-off loss on the sale of real estate in own use in the second quarter of 2014. Excluding the aforementioned redundancy provisions, operating expenses increased 1.2% on 2013, as higher pension costs and IT spending were only partly offset by the benefits from the ongoing cost-efficiency programmes and the transfer of part of the WUB organization to NN Bank as of mid-2013. Net additions to loan loss provisions declined to EUR 714 million from EUR 877 million in 2013, both in residential mortgages and business lending, reflecting a gradual economic recovery in the Netherlands.

Underlying net result rose to EUR 657 million in 2014 compared with EUR 613 million in 2013, while the net result increased to EUR 594 million in 2013 compared with EUR 506 million in 2013. Special items after tax in 2014 were EUR -63 million, fully related to the previously announced restructuring programmes. Special items after tax in 2013 were EUR -107 million, mainly related to the previously announced restructuring programmes and the transfer of WUB activities to NN Group.

Year ended 31 December 2013 compared to year ended 31 December 2012

The underlying result before tax of Retail Netherlands decreased 11.2% to EUR 834 million in 2013 compared with EUR 939 million in 2012, due to additional restructuring charges and an increase in risk costs. Underlying income rose 4.7% to EUR 4,079 million in 2013, reflecting higher interest results on lending and savings due to an improvement in margins, supported by a reduction in customer savings rates. These improvements were partly offset by lower volumes following the transfer and sale of EUR 8.3 billion of assets and EUR 3.7 billion of liabilities from WUB to NN Group together with the sale of another EUR 2.2 billion of mortgages. Excluding these sales and transfers, net production of mortgages was EUR -0.4 billion in 2013, while other lending, mainly business lending, decreased by EUR 2.2 billion. Net production in funds entrusted was nil, mainly caused by new legislation for local governments to place surplus cash at the National Treasury and an acceleration of redemptions on mortgages. Operating expenses increased 3.3% to EUR 2,368 million in 2013, including EUR 97 million of additional restructuring charges taken in the second half of the year, which were part of an extension of the efficiency programmes currently running. Excluding the restructuring charges, expenses decreased 1.0% from 2012, despite higher pension costs, reflecting the benefits of the efficiency programmes and the transfer of WUB staff to NN Group as of mid-2013. Net additions to loan loss provisions rose to EUR 877 million from EUR 665 million in 2012, mainly due to higher risk costs on mortgages and to a lesser extent business lending, reflecting the continued weakness in the Dutch economy.

Underlying net result declined to EUR 613 million in 2013 compared with EUR 695 million in 2012, while the net result increased to EUR 506 million in 2013 compared with EUR 411 million in 2012. Special items after tax in 2013 were EUR -107 million, mainly related to the previously announced restructuring programmes and the transfer of WUB activities to NN Group. Special items after tax in 2012 were EUR -284 million, mainly related to the cost reduction initiative Case for Change launched in 2011, which was followed by a second phase of strategic initiatives in the fourth quarter of 2012, additional costs for the combining of ING Bank and Postbank, and restructuring at WUB.

RETAIL BELGIUM

	2014	2013	2012
	(EUR millions)
Underlying income:
Interest result	1,974	1,817	1,723
Commission income	377	346	335
Investment income and other income	139	158	136

Total underlying income	2,490	2,321	2,194

Underlying expenditure:
Operating expenses	1,503	1,476	1,425
Additions to the provision for loan losses	142	183	168

Total expenditure	1,646	1,658	1,593

Underlying result before tax	844	663	601
Taxation	243	196	168
Minority interests	1	-4

Underlying net result	600	470	433
Divestments
Special items			-22

Net result	600	470	411

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Belgium rose 27.3% to EUR 844 million in 2014 compared with EUR 663 million in 2013, mainly due to higher income. Total underlying income rose 7.3% to EUR 2,490 million, from EUR 2,321 million in 2013. The interest result increased 8.6% driven by higher volumes in almost all products and increased margins on mortgages and savings. The lending portfolio grew by EUR 5.1 billion in 2014, of which EUR 1.9 billion in mortgages and EUR 3.2 billion in other lending. Funds entrusted increased by EUR 3.9 billion, mainly in current accounts. Operating expenses increased to EUR 1,503 million, compared with EUR 1,476 million in 2013. The increase was mainly due to higher Belgium bank taxes and increased IT costs, partly offset by lower staff expenses as a result of lower headcount in the Retail branch network. The net additions to loan loss provisions declined by EUR 41 million to EUR 142 million, or 59 basis points of average risk-weighted assets, compared with 2013. The net addition for business lending and non-mortgage lending to private persons declined by EUR 58 million, while risk costs for mortgages were EUR 16 million higher.

Both underlying net result and net result increased by EUR 130 million, or 27.7%, to EUR 600 million in 2014 from EUR 470 million in 2013.

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

Underlying net result increased to EUR 470 million in 2013 from EUR 433 million in 2012. The net result improved to EUR 470 million in 2013 from EUR 411 million in 2012, which included EUR -22 million of special items after tax. The special items in 2012 were related to the Belgian domestic transformation programme and the separation of ING Bank and ING Insurance.

RETAIL GERMANY

	2014	2013	2012
	(EUR millions)
Underlying income:
Interest result	1,519	1,314	1,141
Commission income	143	114	87
Investment income and other income	-41	-40	-36

Total underlying income	1,621	1,388	1,193

Underlying expenditure:
Operating expenses	774	709	669
Additions to the provision for loan losses	72	82	83

Total expenditure	846	791	752

Underlying result before tax	775	598	441
Taxation	250	188	161
Minority interests	1	1	1

Underlying net result	524	409	278
Special items

Net result	524	409	278

Year ended 31 December 2014 compared to year ended 31 December 2013

Retail Germany’s underlying result before tax increased 29.6% to EUR 775 million in 2014, compared with EUR 598 million in 2013, driven by strong income growth. Underlying income rose 16.8% to EUR 1,621 million compared with EUR 1,388 million in 2013. This increase mainly reflects higher interest results following continued business growth and improved margins on savings; the margins on lending and current accounts were somewhat lower. Commission income was EUR 29 million higher, mainly in security brokerage and advisory fees. Funds entrusted continued to grow with an increase of EUR 7.5 billion in 2014, despite a further reduction of client savings rates. The lending portfolio rose by EUR 1.6 billion, of which EUR 1.0 billion was in residential mortgages and EUR 0.6 billion in consumer lending. Operating expenses increased 9.2% compared with 2013 to EUR 774 million. The increase primarily reflects an increase in headcount at both ING-DiBa and Interhyp, as well as investments to support business growth and attract primary banking clients. The net additions to loan loss provisions declined to EUR 72 million (or 29 basis points of average risk-weighted assets) from EUR 82 million (or 37 basis points of average risk-weighted assets) in 2013.

Both underlying net result and net result increased by EUR 115 million, or 28.1%, to EUR 524 million in 2014 from EUR 409 million in 2013.

Year ended 31 December 2013 compared to year ended 31 December 2012

Retail Germany’s underlying result before tax rose 35.6% to EUR 598 million in 2013, compared with EUR 441 million in 2012, due to continued volume growth in most products and improved margins on savings. Underlying income increased 16.3% to EUR 1,388 million in 2013 compared with EUR 1,193 million in 2012. The increase reflects higher interest results stemming from higher lending and savings balances and increased margins on savings supported by a reduction of the core savings rate at the beginning of 2013. Commission income rose by EUR 27 million from 2012, reflecting higher income from security brokerage. Investment and other income was slightly down, as the absence of de-risking losses in 2013 was offset by increased negative hedge ineffectiveness. Funds entrusted grew by EUR 9.2 billion in 2013. Lending growth was EUR 2.7 billion, of which EUR 2.2 billion was in mortgages. Operating expenses increased 6.0% compared with 2012, due to higher personnel expenses reflecting an increase in headcount and increased expenses for the Deposit Guarantee Scheme, in line with the growth of the business. The additions to the provision for loan losses slightly declined to EUR 82 million (or 37 basis points of average risk-weighted assets) from EUR 83 million (or 38 basis points) in 2012.

Both underlying net result and net result increased by EUR 131 million, or 47.1%, to EUR 409 million in 2013 compared with EUR 278 million in 2012.

RETAIL REST OF WORLD

	2014	2013	2012
	(EUR millions)
Underlying income:
Interest result	1,792	1,778	1,740
Commission income	344	361	339
Investment income and other income	188	235	-273

Total underlying income	2,324	2,374	1,807

Underlying expenditure:
Operating expenses	1,508	1,632	1,626
Additions to the provision for loan losses	165	280	250

Total expenditure	1,673	1,911	1,877

Underlying result before tax	651	464	-70
Taxation	142	111	33
Minority interests	51	66	66

Underlying net result	458	287	-170
Divestments	202	-42	1,278

Net result	660	245	1,109

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Rest of World increased to EUR 651 million, compared with EUR 464 million in 2013. The higher results mainly reflect better commercial results in Poland, Italy and Romania and lower losses in the UK Legacy run-off portfolio. This was in part offset by lower results from Turkey and a lower dividend from the Bank of Beijing. Underlying income decreased by EUR 50 million to EUR 2,324 million from EUR 2,374 million in 2013. This decline was caused by the deconsolidation of ING Vysya Bank at the end of March 2014, following changes in the company’s governance. Adjusted for the deconsolidation of ING Vysya Bank, income increased 6.2% due to higher interest results supported by increased volumes. In 2014, net funds entrusted, excluding currency effects and the deconsolidation of ING Vysya Bank, grew by EUR 6.1 billion with growth in most countries, notably Spain and Poland. Net lending grew by EUR 5.4 billion (also adjusted for the sale of a mortgage portfolio in Australia), mainly in Turkey, Poland, Australia and Spain. Operating expenses declined by EUR 123 million compared with previous year, but were up 0.3% when excluding ING Vysya Bank. This increase was mainly due to strategic investments to support business growth, largely offset by favourable currency impacts. The net addition to the provision for loan losses was EUR 165 million, or 39 basis points of average risk-weighted assets, down from EUR 280 million, or 64 basis points of average risk-weighted assets, in 2013. This decline was predominantly caused by the deconsolidation of ING Vysya Bank and a small net release in the UK Legacy portfolio, whereas 2013 included an addition of EUR 60 million.

Underlying net result increased to EUR 458 million in 2014, from EUR 287 million in 2013. The net result jumped to EUR 660 million from EUR 245 million last year. In 2014, the change in accounting of ING Vysya Bank resulted in a net gain of EUR 202 million. The impact of divestments in 2013 was EUR -42 million, fully related to the closing of the sale of ING Direct UK in March 2013.

Year ended 31 December 2013 compared to year ended 31 December 2012

The underlying result before tax of Retail Rest of World rose to EUR 464 million, compared with a loss of EUR 70 million in 2012, when results were impacted by EUR 441 million of losses related to selective de-risking of the investment portfolio. Underlying income increased to EUR 2,374 million from EUR 1,807 million in 2012. Excluding de-risking losses, income rose 5.6% mainly due to improved commercial results in most countries, and a higher dividend received from the Bank of Beijing. The interest result increased 2.2% due to higher margins, partly offset by currency impacts. Excluding currency effects and the sale of a mortgage portfolio in Australia, net production in mortgages was EUR 1.4 billion, while other lending grew by EUR 3.2 billion in 2013. Funds entrusted reported a net inflow of EUR 5.8 billion. Operating expenses increased slightly by 0.3% to EUR 1,631 million in 2013 from EUR 1,626 million in 2012, as higher expenses due to business growth were largely offset by favourable currency impacts. Risk costs rose to EUR 280 million, or 64 basis points of average risk-weighted assets, compared with EUR 250 million, or 50 basis points, in 2012. The increase in risk costs was mainly in India and Turkey, reflecting the economic turmoil in these countries, partly offset by lower additions in Romania and the UK legacy portfolio.

Underlying net result turned to a profit of EUR 287 million in 2013, from a loss of EUR 170 million in 2012. The net result fell to EUR 245 million from EUR 1,109 million in 2012. The impact of divestments in 2013 was EUR -42 million, fully related to the closing of the sale of ING Direct UK in March 2013. In 2012, divestments added EUR 1,278 million to the net result, reflecting the net gains on the sale of ING Direct Canada and ING Direct USA, and the loss taken prior to the announced sale of ING Direct UK, as well as the operating net results of the divested units.

COMMERCIAL BANKING

	2014	2013	2012
	(EUR millions)
Underlying income:
Interest result	3,473	3,292	3,655
Commission income	960	964	907
Investment income and other income	148	2,961	-218

Total underlying income	4,581	7,217	4,345

Underlying expenditure:
Operating expenses	2,430	2,386	2,461
Additions to the provision for loan losses	500	867	955

Total expenditure	2,930	3,252	3,416

Underlying result before tax	1,651	3,965	928
Taxation	346	979	270
Minority interests	26	27	23

Underlying net result	1,280	2,959	635
Divestments
Special items			-129

Net result	1,280	2,959	505

Year ended 31 December 2014 compared to year ended 31 December 2013

Commercial Banking’s underlying result before tax fell to EUR 1,651 million in 2014 from EUR 3,965 million in 2013. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and Czech Republic were EUR -346 million in 2014 compared with EUR 1,805 million in 2013. These fair value changes are mainly a result of changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR 216 million negative in 2014 versus EUR 173 million of positive adjustments in 2013. Furthermore, 2014 included EUR 50 million of additional redundancy provisions taken for the next steps in digital banking in the Netherlands and the ongoing transformation programmes in Commercial Banking versus EUR 17 million of additional redundancy provisions in 2013. Excluding these impacts, underlying result of Commercial Banking was up 12.9% on 2013.

Industry Lending posted an underlying result before tax of EUR 1,252 million, up 36.5% compared with 2013. This increase was mainly caused by lower risk costs in Real Estate Finance, and higher income in Structured Finance due to strong volume growth. This was partly offset by lower income from Real Estate Finance due to a downsizing of the portfolio. General Lending & Transaction Services’ underlying result before tax declined 6.3% to EUR 474 million, due to higher risk costs, while income and expenses remained flat. Financial Markets recorded an underlying result before tax of EUR 106 million, down from EUR 584 million in 2013, mainly reflecting the aforementioned negative swing in CVA/DVA impacts. The underlying result of Bank Treasury, Real Estate & Other (which included the EUR 50 million of additional redundancy provisions taken in 2014) turned to a loss of EUR 181 million, compared with a profit of EUR 1,959 million in 2013, mainly reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities.

Underlying income declined 36.5% to EUR 4,581 million compared with EUR 7,217 million in 2013, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management activities and the negative swing in CVA/DVA. Excluding these items, income declined 1.8% on 2013, mainly in Financial Markets and the run-off businesses, in part offset by higher income in Structured Finance. Net lending assets, adjusted for currency impacts, increased by EUR 6.3 billion in 2014, mainly due to strong growth in Structured Finance and Transaction Services, while the volumes in Real Estate Finance and the Lease run-off portfolio declined. The net funds entrusted decreased by EUR 2.3 billion in 2014. Operating expenses increased 1.8% to EUR 2,430 million, compared with EUR 2,386 million in 2013. Excluding the aforementioned redundancy provisions, operating expenses declined 0.5% on 2013. Risk costs fell to EUR 500 million, or 37 basis points of average risk-weighted assets, from EUR 867 million, or 68 basis points of average risk-weighted assets, in 2013. The decrease was mainly visible in Real Estate Finance and - to a lesser extent - the lease run-off business, while risk costs were up in General Lending.

Both underlying net result and net result decreased by EUR 1,679 million, or 56.7%, to EUR 1,280 million in 2014 compared with EUR 2,959 million in 2013.

Year ended 31 December 2013 compared to year ended 31 December 2012

Commercial Banking’s underlying result before tax strongly improved to EUR 3,965 million in 2013 from EUR 928 million in 2012. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and Czech Republic were EUR 1,805 million in 2013 compared with EUR -856 million in 2012. These fair value changes are mainly a result of changes in market interest rates. As explained on page 4, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR 173 million positive in 2013 versus EUR 457 million of negative adjustments in 2012.

Excluding these impacts, underlying result of Commercial Banking was 11.3% lower than in 2012, mainly caused by lower income in Bank Treasury, Real Estate & Other, partly offset by good cost control and lower risk costs.

Industry Lending posted an underlying result before tax of EUR 917 million in 2013, up from EUR 829 million in 2012, primarily due to higher income in Structured Finance and Corporate Investments combined with lower risk costs, which more than offset lower results on Real Estate Finance due to a downsizing of the portfolio in line with ING Bank’s strategy. The underlying result before tax of General Lending & Transaction Services decreased to EUR 506 million from EUR 617 million in 2012. The decline was mainly attributable to lower interest results reflecting lower volumes in General Lending and margin pressure in Payments & Cash Management, while expenses were up due to investments in IT to enhance product capabilities. This was partly offset by lower risk costs. Financial Markets’ underlying result improved to a profit of EUR 584 million from a loss of EUR 15 million in 2012, reflecting the aforementioned positive swing in CVA/DVA impacts. The underlying result of Bank Treasury, Real Estate & Other improved to EUR 1,959 million in 2013, from EUR -503 million in 2012, mainly due to the impact of the aforementioned fair value changes on derivatives related to asset-liability-management activities and – to a lesser extent – lower impairments on real estate development projects. This was partly offset by lower income from Bank Treasury activities and the further wind-down of the Lease run-off business.

Commercial Banking’s total underlying income rose 66.1% to EUR 7,217 million compared with EUR 4,345 million in 2012, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management activities and the positive swing in CVA/DVA. Excluding these items, income declined 7.4% on 2012, due to lower interest results, especially in Financial Markets, but also in General Lending, Bank Treasury and the Lease run-off business. Adjusted for currency impacts and the sale of a US Real Estate Finance portfolio, net lending declined slightly by EUR 0.2 billion in 2013, as lower volumes in Real Estate Finance, General Lending and the Lease run-off portfolio was offset by growth in Structured Finance and Trade Finance Services. Net funds entrusted grew by EUR 8.5 billion. Underlying operating expenses decreased 3.0% to EUR 2,386 million, due to good cost control and lower impairments on real estate development projects. Risk costs decreased to EUR 867 million, or 68 basis points of average risk-weighted assets, from EUR 955 million, or 72 basis points of average risk-weighted assets, in 2012. The decrease was mainly visible in Industry Lending, although risk costs in Real Estate Finance slightly increased. In General Lending risk costs were lower.

Both the underlying net result and total net result were EUR 2,959 million in 2013. This represents an increase of EUR 2,324 million and EUR 2,454 million, respectively, compared with an underlying net result of EUR 635 million and a total net result of EUR 505 million in 2012. Special items after tax in 2012 were EUR -129 million, fully related to restructuring provisions.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2014, 2013 and 2012, reference is made to page F-3 for the complete consolidated balance sheet 2014 of ING Group.

	2014	2013	2012
	(EUR billions, except amounts per share)
Cash and balances with central banks	12.2	13.3	17.7
Amounts due from banks	37.1	43.0	39.1
Investments	97.6	141.0	200.1
Financial assets at fair value through the profit and loss account	144.1	165.2	232.4
Loans and advances to customers	512.4	527.0	556.9
Assets held for sale	165.4	156.9	65.6
Other assets	18.9	30.2	46.3

Total assets	987.7	1,076.6	1,158.1

Shareholders’ equity	46.6	42.3	46.5
Non-voting equity securities	0	1.5	2.3

	46.6	43.8	48.7
Minority interests	8.0	5.9	1.6

Total equity	54.7	49.7	50.4
Insurance and investment contracts		111.8	230.0
Amounts due to banks	30.0	27.2	38.7
Customer deposits and other funds on deposits (1)	483.9	474.3	454.9
Financial liabilities at fair value through the profit and loss account	116.7	98.5	115.8
Debt securities in issue/other borrowed funds	137.6	141.4	160.2
Liabilities held for sale	142.1	146.4	67.5
Other liabilities	22.7	27.3	40.6

Total equity and liabilities	987.7	1,076.6	1,158.1

Shareholders’ equity per Ordinary Share (in EUR)	12.10	11.02	12.22

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.

The comparison of the balance sheets is impacted by the classification of businesses as held for sale and discontinued operations. As of 2013, Voya was classified as held for sale and discontinued operations and ING Group’s business in Japan was reclassified to continuing operations. In 2014, Voya was deconsolidated following the loss of control. ING’s remaining interest in Voya is presented as an available-for-sale investment held for sale at 31 December 2014. As of 2014, NN Group, including ING Group’s business in Japan, is classified as held for sale and discontinued operations.

Year ended 31 December 2014 compared to year ended 31 December 2013

Total assets decreased in 2014 by EUR 89 billion, or 8.2%, to EUR 988 billion at year-end 2014 compared to EUR 1,077 billion at year-end 2013. Total assets on a comparable basis, i.e., excluding the impact of NN Group’s classification as Held for sale increased by EUR 42 billion, including EUR 14 billion of positive currency impacts. Excluding currency impacts, the remaining increase of EUR 28 billion was mainly due to EUR 18 billion in higher financial assets at fair value through P&L, EUR 17 billion of higher investments in order to build an eligible liquidity portfolio and EUR 9 billion in higher customer lending. The increase in customer lending was realised despite the deconsolidation of ING Vysya Bank, additional transfers of WUB mortgages to NN Bank, and the sale of a mortgage portfolio in Australia. These increases were partly offset by lower amounts due from banks and lower securities at amortised costs, including the unwinding of the last part of the IABF. On the liability side, ING Group improved its funding profile with an EUR 11 billion growth in savings accounts and EUR 13 billion of higher credit balances on customer accounts, all excluding currency impacts.

Shareholders’ equity increased by EUR 4.3 billion, from EUR 42.3 billion at the end of 2013 to EUR 46.6 billion at the end of 2014. The increase was mainly due to the net result for the year 2014 of EUR 1.0 billion and higher debt and equity revaluation reserves, net of deffered interest crediting to life policyholders, due to lower interest rates partly offset by the impact of the IPO of NN Group of EUR 4.2 billion.

Non-voting equity securities declined by EUR 1.5 billion to EUR 0 billion as the Dutch State was fully repaid in November 2014.

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

Shareholders’ equity decreased by EUR 4.2 billion, from EUR 46.5 billion at the end of 2012 to EUR 42.3 billion at the end of 2013. Equity was negatively impacted by revaluations of debt securities, net of deferred interest crediting to life policyholders, due to the negative impact of higher interest rates of EUR 3.4 billion, exchange rate differences reflecting the appreciation of the euro against most currencies of EUR -1.7 billion, the impact of the sale of 43% ING U.S. of EUR -2.5 billion and the decrease in the net pension asset of EUR -0.9 billion. These negative impacts were partly offset by the addition of the net result of EUR 4.6 billion.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2014 was EUR 13,493 million, at 31 December 2013, EUR 13,406 million and at 31 December 2012, EUR 16,760. The EUR 13,493 million of debt and capital securities outstanding at 31 December 2014 consisted of subordinated loans of EUR 8,096 million and debenture loans of EUR 5,397 million, both specified below:

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
4.000	2014	Perpetual	675
9.000	2008	Perpetual	10
7.375	2007	Perpetual	1,232
6.375	2007	Perpetual	860
5.140	2006	Perpetual	85
5.775	2005	Perpetual	301
6.125	2005	Perpetual	574
4.176	2005	Perpetual	169
Variable	2004	Perpetual	559
6.200	2003	Perpetual	409
Variable	2003	Perpetual	429
7.200	2002	Perpetual	899
7.050	2002	Perpetual	659
Variable	2000	31 December 2030	1,235

			8,096

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
Variable	2013	27 February 2015	999
4.125	2011	23 March 2015	653
4.699	2007	1 June 2035	118
4.750	2007	31 May 2017	1,880
Variable	2006	11 April 2016	999
4.125	2006	11 April 2016	748

			5,397

At 31 December 2014, 2013 and 2012, ING Groep N.V. also owed EUR 128 million, EUR 1,115 million and EUR 2,372 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. The EUR 128 million owed by ING Groep N.V. to ING Group companies at 31 December 2014 was owed to ING Bank companies, as a result of normal intercompany transactions.

In October 2008, ING issued core Tier 1 Securities to the Dutch State for a total consideration of EUR 10 billion. This capital injection qualified as core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 Securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011, ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities. The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. In November 2012, ING reached an agreement with the European Commission on amongst others the repayment of the remainder of the non-voting equity securities, according to which ING intended to repay the remaining EUR 3 billion core Tier 1 Securities at a total cost of EUR 4.5 billion in four equal tranches in the next three years that followed. In accordance with this agreement, ING repaid EUR 0.75 billion of the remaining non-voting equity securities in November 2012. The total payment of November 2012 amounted to EUR 1,125 million including premiums and interest. In November 2013, ING repaid the second tranche amounting to EUR 1,125 million including premiums and interest. A third tranche of EUR 1,225 million was paid in March 2014, including premiums and interest and a final payment in November 2014 of EUR 1,025 million, including premiums and interest.

The total amount repaid to the Dutch State on the core Tier 1 Securities was EUR 13.5 billion, including EUR 10 billion in principal and EUR 3.5 billion in interest and premiums. Repayments were completed half a year ahead of the repayment schedule agreed with the European Commission in 2012.

At 31 December 2014, 2013 and 2012, ING Groep N.V. had EUR 0 million, EUR 1 million and EUR 9 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 1,541 million, EUR 3,837 million and EUR 2,125 million in 2014, 2013 and 2012, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank in EUR 1,225 million in 2014, EUR 2,955 million in 2013 and EUR 2,125 million in 2012, and from NN Group EUR 315 million in 2014, EUR 882 million in 2013 and EUR 0 million in 2012, respectively. On the other hand, ING Groep N.V. injected EUR 850 million, EUR 1,330 million and EUR 0 million into its direct subsidiaries during the reporting year 2014, 2013 and 2012, respectively. All of these amounts were injected into NN Group. ING Groep N.V. and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by insurance, banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries.

In 2014, ING Bank repurchased certain EUR and USD denominated Dutch Government guaranteed notes. For more information see Note 16 of Note 2.1 to the consolidated financial statements.

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended 31 December 2014 compared to year ended 31 December 2013

Net cash flow from operating activities amounted to EUR 12,019 million for the year ended 31 December 2014, compared with EUR -8,418 million for the year ended 31 December 2013. This increase was mainly due to trading assets/liabilities and amounts due to/from banks, partly offset by loans and advances to customers. The cash flow generated through the customer deposits and other funds on deposit was EUR 19,015 million and EUR 25,585 million for 2014 and 2013, respectively.

Net cash flow from investment activities in 2014 was EUR -7,419 million, compared to EUR 9,269 million in 2013. The decrease was mainly caused by available-for-sale investments and investments for risk of policyholders.

Net cash flow from financing activities was EUR -4,663 million in 2014, compared to EUR -8,703 million in 2013. The increase of EUR 4,040 million in net cash flow from financing activities is mainly due to the repayment of and proceeds from borrowed funds and debt securities.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2014 of EUR 17,113 million, compared with EUR -17,180 million at year-end 2013, a decrease of EUR 67 million from 2013 levels.

	2014	2013
	(EUR millions)
Treasury bills and other eligible bills	677	574
Amounts due from/to banks	-2,036	1,015
Cash and balances with central banks	12,233	13,316
Cash and cash equivalents classified as Assets held for sale Held for saled	6,239	2,275

Cash and cash equivalents at end of year	17,113	17,180

Year ended 31 December 2013 compared to year ended 31 December 2012

Net cash flow from operating activities amounted to EUR -8,418 million for the year ended 31 December 2013, compared with EUR -9,260 million for the year ended 31 December 2012. This decrease was mainly due to amounts due to/from banks and trading assets/liabilities. The cash flow generated through the customer deposits and other funds on deposit was EUR 25,585 million and EUR 27,718 million for 2013 and 2012, respectively.

Net cash flow from investment activities in 2013 was EUR 9,269 million, compared to EUR 576 million in 2012. The increase was mainly caused by investments for risk of policyholders and investments available for sale.

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

	2013	2012
	(EUR millions)
Treasury bills and other eligible bills	574	518
Amounts due from/to banks	1,015	4,633
Cash and balances with central banks	13,316	17,657
Cash and cash equivalents classified as Assets held for sale Held for saled	2,275	1,342

Cash and cash equivalents at end of year	17,180	24,150

Capital Adequacy of ING Group

ING Group reports to the DNB as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all NN Group entities globally (regardless of local capital requirements); The total carrying value of the Voya stake is considered as required capital.

•	Bank required capital based on applying the CRR/CRD IV with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

	2014	2013(1)
	(EUR millions)
BIS capital(2)	46,015	45,287
IGD capital	15,764	20,783
Group leverage (core debt)	-1,491	-4,910

Regulatory capital	60,287	61,160

Required capital banking operations	27,501	26,913
Required capital insurance operations	6,274	8,146

Total required capital	33,775	35,059

FICO ratio	178%	174%

1)	The 2013 numbers have been restated to reflect the changes made in the IGD computation for NN Group NV and to adjust the ING Bank NV phased in numbers according to 2014 rules
2)	ING Bank phased in

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

Year ended 31 December 2014 compared to year ended 31 December 2013

At 31 December 2014 and 2013, ING Bank had EUR 10,683 million and EUR 13,509 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2014	2013
	(EUR millions)
Cash	12,222	11,920
Short dated government paper	677	574
Banks on demand	-2,036	1,015

Cash balance and cash equivalents	10,863	13,509

The EUR 12,829 million increase in ING Bank’s operating activities, consist of EUR 16,613 million cash inflow for the year ended 31 December 2014, compared to EUR 3,784 million cash inflow for the year ended 31 December 2013.

The cash flow from operating activities was largely effected by the cash outflow from loans and advances caused by increased corporate lending and the cash inflow from Customer funds and other funds entrusted caused by increased Corporate deposits. In addition ING Bank NV participated in the targeted longer-term refinancing operations (‘TLTRO’) of the European central bank for an amount of EUR 5.7 billion. The TLTRO aims to stimulate lending to the real economy in the Eurozone

The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 17,803 million compared to a cash inflow in 2013 of EUR 24.387 million), cash inflows from Amounts due to and from Banks (EUR 6,714 million compared to a cash outflow in 2013 of EUR 19,666 million), a cash outflow of loans and advances to customers (EUR 12,935 million compared to a cash inflow in 2013 of EUR 8,514 million) and a cash outflow of trading assets and liabilities (EUR 53 million compared to a cash outflow in 2013 of EUR 9,389 million).

Net cash outflow from investing activities was EUR 10,840 million (2013: EUR 1,841 million cash inflow). Investments in available-for-sale securities was EUR 73,348 million and EUR 78,654 million in 2014 and 2013, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 60,098 million and EUR 72,221 million in 2014 and 2013, respectively.

Net cash flow from financing activities in 2014 amounted to a cash outflow of EUR 8,425 million compared to a cash outflow in 2013 of EUR 9,754 million. In 2014 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2014 amounted to EUR 1,225 million compared to a dividend payment in 2013 of EUR 2,955 million.

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 2,652 million in 2014 compared to a negative net cash flow of EUR 7,811 million in 2013.

Year ended 31 December 2013 compared to year ended 31 December 2012

At 31 December 2013 and 2012, ING Bank had EUR 13,509 million and EUR 20,612 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2013	2012
	(EUR millions)
Cash	11,920	15,447
Short dated government paper	574	518
Banks on demand	1,015	4,633

Cash balance and cash equivalents	13,509	20,612

The EUR 15,307 million increase in ING Bank’s operating activities, consist of EUR 3,784 million cash inflow for the year ended 31 December 2013, compared to EUR 11,523 million cash outflow for the year ended 31 December 2012.

The cash flow from operating activities was largely effected by the cash inflow from loans and advances caused by repayments of mortgages, matured corporate bonds and the repayments of the Illiquid Asset Back up Facility loan. The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 24,387 million compared to a cash inflow in 2012 of EUR 21,334 million), cash outflows from Amounts due to and from Banks (EUR 19,666 million compared to a cash outflow in 2012 of EUR 21,187 million), a cash inflow of loans and advances to customers (EUR 8,514 million compared to a cash inflow in 2012 of EUR 1,130 million) and a cash outflow of trading assets and liabilities (EUR 9,389 million compared to a cash outflow in 2012 of EUR 16,583 million).

Net cash outflow from investing activities was EUR 1,841 million (2012: EUR 2,341 million cash inflow). Investments in available-for-sale securities was EUR 78,654 million and EUR 71,323 million in 2013 and 2012, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 72,221 million and EUR 73.441 million in 2013 and 2012, respectively.

Net cash flow from financing activities in 2013 amounted to a cash outflow of EUR 9,754 million compared to a cash outflow in 2012 of EUR 1,588 million. In 2013 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2013 amounted to EUR 2,955 million compared to a dividend payment in 2012 of EUR 2,125 million.

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 7,811 million in 2012 compared to a negative net cash flow of EUR 10,770 million in 2012.

Capital Adequacy of ING Bank

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. Reference is made to Capital Management Note 2.2.2. The capital position table below reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2014 rules. This makes clear which items phase in directly, which phase in gradually and which not yet in 2014. In addition, ING not only reports these metrics for ING Bank, but as of the fourth quarter of 2014 also introduced this analysis for ING Group. During 2014, ING Group and ING Bank were adequately capitalised. The Company believes that presenting this ratio as of December 31, 2014 enhances the understanding of the Company’s regulatory capital position. Please refer to page F-223 for a reconciliation of the fully loaded CET1 ratio to the phased in CET1 ratio.

ING Bank capital position according to CRR/CRD IV

	Fully loaded	Phased- in	Phased-in
(EUR millions)	2014	2014	2013
Shareholders’ equity (parent)	34,274	34,274	29,304
Difference between IFRS-IASb and IFRS-EU	3,790	3,790	3,501
Regulatory adjustments	-4,395	-4,808	-1,049

Available common equity Tier 1 capital	33,668	33,256	33,854
Additional Tier 1 securities (1)	5,727	5,727	5,123
Regulatory adjustments additional Tier 1	0	-1,883	-1,838

Available Tier 1 capital	39,395	37,100	37,139
Supplementary capital Tier 2 bonds(2)	9,371	9,371	8,653
Regulatory adjustments Tier 2	103	-456	-506

Available BIS capital	48,869	46,015	45,287
Risk weighted assets (3)	296,427	296,319	300,958
Common equity Tier 1 ratio	11.36%	11.22%	11.25%
Tier 1 ratio	13.29%	12.52%	12.34%
BIS ratio	16.49%	15.53%	15.05%

(1)	Of which EUR 1,988 million is CRR/CRD IV compliant and EUR 3,739 million to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules.
(2)	Of which EUR 5,778 million is CRR/CRD IV-compliant and EUR 3,593 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
(3)	The fully loaded RWA deviated from the phased-in RWA as a result of higher market values, the significant investments in Financial Institutions for thr Bank exceeded 10% of CET1 capital. Only the amount up to this limit (which is lower phased-in than fully loaded) is to be 250% risk weighted, while the excess is deducted.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

Adjusted Equity

ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealised gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2014, 2013 and 2012 is reconciled to shareholders’ equity as follows:

	2014	2013	2012
	(EUR millions)
Shareholders’ equity	46,634	42,275	46,457
Difference between IFRS-IASB and IFRS-EU	3,790	3,501	4,846
Core Tier 1 Securities	0	1,500	2,250
Group hybrid capital	6,631	7,493	9,223
Revaluation reserves debt securities and other	-8,423	-1,680	-7,104

Adjusted equity	48,632	53,089	55,672

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet. “Revaluation reserves debt securities and other” includes unrealised gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR -3,990 million in 2014, EUR -1,363 million in 2013 and EUR -4,843 million in 2012, the cash flow hedge reserve of EUR -3,877 million in 2014, EUR -1,878 million in 2013 and EUR -2,689 million in 2012, capitalised goodwill of EUR -1,060 million in 2014, EUR -1,160 million in 2013 and EUR -1,431 million in 2012 and defined benefit remeasurement of EUR 504 million in 2014, EUR 2,671 million in 2013 and EUR 1,860 million in 2012.

ING uses adjusted equity in calculating its debt/equity ratio, which is a measure in ING’s Group capital management process. The debt/equity ratio based on adjusted equity is used to measure the leverage of ING Group. The actual debt/equity ratio based on adjusted equity are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted equity for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:

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

To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING decreased to 3.0% in 2014 from 8.4% in 2013. The debt/equity ratio of ING Group between 31 December 2002 and 31 December 2014 has been in the range of 19.9% to 3.0%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Historically, ING has targeted a maximum 15% debt/equity ratio for ING Group, but management aims to reduce the Group debt/equity ratio to ultimately 0% in the coming years. In accordance with its Restructuring Plan as presented on 26 October 2009, as insurance units are divested, ING Groep N.V. wants to reduce its core debt to zero, thereby eliminating the double leverage.

Off-Balance-Sheet-Arrangements

See Note 50 of Note 2.1 to the consolidated financial statements.

	Total 2014	Less than one year	More than one year	Total 2013	Less than one year	More than one year
	(EUR millions)
Banking operations
Contingent liabilities in respect of:
- discount bills				1	1
- guarantees	22,397	17,688	4,709	23,137	18,650	4,487
- irrevocable letters of credit	12,178	11,839	339	14,587	14,216	371
- other contingent liabilities	424	416	8	506	497	9
Guarantees issued by ING Groep N.V.	417		417
Irrevocable facilities	82,345	52,133	30,212	85,058	58,133	26,925

Insurance operations
Commitments concerning investments in land and buildings				144	108	36
Commitments concerning fixed-interest securities				140	62	78
Guarantees				2	2
Other commitments				641	392	249

Total	117,761	82,076	35,685	124,216	92,061	32,155

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2014 and 2013. Reference is made to Note 22. ‘Other liabilities’ in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 46. ‘Liabilities by contractual maturity’ in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket.

Payment due to period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(EUR millions)
2014
Operating lease obligations	1,045	281	286	94	384
Subordinated loans of Group companies	11,297	889	860		9,548
Preference shares of Group companies	430				430
Debenture loans	126,352	53,599	27,974	15,997	28,782
Loans contracted
Loans from credit insitutions
Insurance provisions
Total	139,124	54,769	29,120	16,091	39,144

2013
Operating lease obligations	1,101	265	381	225	230
Subordinated loans of Group companies	9,107	105	1,570	1,139	6,293
Preference shares of Group companies	379				379
Debenture loans	127,727	49,890	27,705	17,082	33,050
Loans contracted	1,178	9	35	12	1,122
Loans from credit insitutions	3,042	2,762	60		220
Insurance provisions (1)	79,332	5,368	7,952	8,002	58,010

Total	221,866	58,399	37,703	26,460	99,304

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at 31 December 2013. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6.	Directors, Senior Management and Employees

SUPERVISORY BOARD

Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered nonbinding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the suitability and reliability requirements set out in the Dutch Financial Supervision Act and must continue to meet these while in office.

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

Function of the Supervisory Board

The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events of ING Group and its business, as well as to provide advice to the Executive Board. In line with Dutch company law, the Corporate Governance Code and the Articles of Association, as well as the Supervisory Board Charter requires all members of the Supervisory Board to act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all stakeholders of ING Group, to perform their duties without mandate and independent of any interest in the business of ING Group, and to refrain from supporting one interest without regard to the other interests involved. According to the Banker’s Oath that was taken by the members of the Supervisory Board, they will have to carefully consider the interests of all stakeholders of ING. In that consideration they will have to give paramount importance to the client’s interests.

Certain resolutions of the Executive Board, specified in the Articles of Association, the Executive Board Charter and in the Supervisory Board Charter, are subject to approval of the Supervisory Board.

ING Group indemnifies the members of the Supervisory Board against direct financial losses in connection with claims from third parties as far as permitted by law on the conditions laid down in an indemnity statement. ING Group has also taken out liability insurance for the members of the Supervisory Board.

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

Former members of the Executive Board are not eligible for appointment to the position of chairman or vicechairman of the Supervisory Board.

After being appointed to the Supervisory Board, a former member of the Executive Board may also be appointed to one of the Supervisory Board’s committees. However, appointment to the position of chairman of a committee is only possible if the individual in question resigned from the Executive Board at least four years prior to such appointment.

ING Group needs to balance several relevant selection criteria when composing its Supervisory Board but strives for an adequate and balanced composition thereof, by taking into account all relevant selection criteria including, but not limited to experience in retail and wholesale banking, insurance, gender balance, executive experience, experience in corporate governance and experience in the political and social environment. Annually, the Nomination Committee assesses the composition of the Supervisory Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Supervisory Board members. In 2014, Tineke Bahlmann and Yvonne van Rooy stepped down as Supervisory Board members. This means that the composition of the Supervisory Board does not meet the above-mentioned gender balance (25% women).

Term of appointment of members of the Supervisory Board

A member of the Supervisory Board retires no later thanat the end of the first General Meeting held four years after his or her last appointment or reappointment. In accordance with the Corporate Governance Code, members of the Supervisory Board may, as a general rule, be reappointed for two additional four-year terms.

Under special circumstances however, the Supervisory Board may deviate from this general rule, amongothers, in order to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. As a general rule, members of the Supervisory Board shall also resign at the end of an Annual General Meeting in the year in which they attain the age of 70 and shall not be reappointed. However, the Supervisory Board may, at its discretion, decide to deviate from this age limit. The schedule for resignation by rotation is available on the website of ING Group (www.ing.com).

Ancillary positions/conflicting interests

Members of the Supervisory Board may hold various other directorships, paid positions and ancillary positions and are asked to provide details on these. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

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

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competitionsensitive character of the transaction prevents such disclosure; and/or (iii) the information is so competitionsensitive that disclosure could damage the competitive position of ING Group.

Any relation that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, is not considered as a significant conflict of interest. Such relationships are not reported, with the exemption of any loans that may have been granted.

Independence

Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded as independent on 31 December 2014. Eric Boyer de la Giroday is not to be considered independent because of his position as Chairman of the Board of Directors of ING Belgium S.A./N.V. and his former positions as member of the Executive Board of ING Group and vice-chairman of the Management Board Banking of ING Bank N.V. On the basis of the NYSE listing standards, all members of the Supervisory Board are to be regarded as independent.

Company secretary

ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.

Committees of the Supervisory Board

On 31 December 2014, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. Below you will find a charter of the five committees of the Supervisory Board.

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

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, NN Group N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2014, the members of the

Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Isabel Martín Castellá, Carin Gorter and Robert Reibestein. The Supervisory Board has determined that Carin Gorter, in succession to Joost Kuiper, is a financial expert as referred to in the Corporate Governance Code, due to her relevant knowledge and experience. Carin Gorter was appointed as a member of the Supervisory Board on 13 May 2013.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2014, the members of the Risk Committee were: Robert Reibestein (chairman), Eric Boyer de la Giroday, Carin Gorter, Hermann-Josef Lamberti and Jeroen van der Veer.

The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2014, the members of the Remuneration Committee were: Joost Kuiper (chairman), Henk Breukink and Jeroen van der Veer.

The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On 31 December 2014, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Henk Breukink, Isabel Martín Castellá and Joost Kuiper.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting and advises the Supervisory Board on improvements.

On 31 December 2014, the members of the Corporate Governance Committee were: Henk Breukink (chairman), Carin Gorter and Jeroen van der Veer.

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

Information on members of the Supervisory Board

J. (Jeroen) Van der Veer (chairman)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2017)

Former chief executive officer of Royal Dutch Shell plc. Most relevant ancillary positions: chairman of the Supervisory Board of Koninklijke Philips N.V. (listed company). Member of the Supervisory Board of Het Concertgebouw N.V. Chairman of the Supervisory Council of the Technical University of Delft.

J.C.L. (Joost) Kuiper (vice-chairman)

(Born 1947, Dutch nationality, male; appointed in 2011, term expires in 2015)

Former member of the Executive Board of ABN AMRO Bank N.V. Most relevant ancillary positions: chairman of the Supervisory Board of IMC B.V. Chairman of the Board of Stichting Administratiekantoor Koninklijke Brill.

E.F.C.B. (Eric) Boyer de la Giroday

(Born 1952, Belgian nationality, male: appointed in 2014, term expires in 2018)

Former vice-chairman Management Board Banking ING Group N.V. and ING Bank N.V. Most relevant ancillary positions: chairman of the Board of Directors ING Belgium S.A./N.V.

H.W. (Henk) Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former managing director of F&C and country head for F&C Netherlands (asset management firm). Most relevant ancillary positions: chairman of the Supervisory Board of NSI N.V. (real estate fund) (listed company). Non-executive director of Brink Groep B.V. Chairman of the Supervisory Board of Inholland University.

I. (Isabel) Martín Castellá

(Born 1947, Spanish nationality, female; appointed in 2013, term expires in 2017)

Former Vice-President and member of the Management Committee of the European Investment Bank. Most relevant ancillary positions: Honary Vice-President of the European Investment Bank.

C.W. (Carin) Gorter

(Born 1963, Dutch nationality, female; appointed in 2013, term expires in 2017)

Former Senior Executive Vice-President Compliance, Legal and Security ABN AMRO Bank N.V. and member of the Monitoring Committee Dutch Banking Code. Most relevant ancillary positions: member of the Supervisory Board Cooperation of VGZ UA and Cooperation TVM U.A. Member of the Supervisory Council CBR (driving license agency).

H.J.M. (Hermann-Josef) Lamberti

(Born 1956, German nationality, male; appointed in 2013, term expires in 2017)

Former chief operating officer of Deutsche Bank AG. Most relevant ancillary positions: member of the Board of Airbus Group N.V. (formerly European Aeronautic Defense and Space Company N.V.). Member of the Supervisory Board Open-Xchange AG.

R.W.P. (Robert) Reibestein

(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, term expires in 2017)

Former senior partner of McKinsey & Company. Most relevant ancillary positions: member of the Supervisory Board of IMC B.V. Member of the Supervisory Board of Stichting World Wildlife Fund. Vice-chairman of VVD (Dutch political party).

Changes in the composition

In May 2014, the General Meeting appointed Eric Boyer de la Giroday to the Supervisory Board, while Tineke Bahlmann, Peter Elverding and Luc Vandewalle stepped down from the Supervisory Board. In connection with the stock listing of a first tranche of shares of NN Group N.V., also Jan Holsboer and Yvonne van Rooy stepped down from the Supervisory Board.

EXECUTIVE BOARD

Appointment and dismissal

Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered nonbinding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Executive Board must comply with the suitability and reliability requirements set out in the Dutch Financial Supervision Act and must continue to meet these while in office.

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

Function of the Executive Board

The Executive Board is charged with the management of ING Group, which means, among other things, that it is responsible for the setting and achieving of ING Group’s objectives, strategy and policies, as well as the ensuing delivery of results. It also includes the day-today management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the website of ING Group. ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties, as far as permitted by law, on the conditions laid down in their employment or commission contract. ING Group has also taken out liability insurance for the members of the Executive Board.

Profile of members of the Executive Board

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. It is available on the website of ING Group and at the ING Group head office. ING Group aims to have an adequate and balanced composition of its Executive Board. Thereto, annually, the Supervisory Board assesses the composition of the Executive Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Executive Board members.

However, because of the fact that ING Group needs to balance several relevant selection criteria when composing its Executive Board, the composition of the Executive Board did not meet the abovementioned gender balance in 2014 (no women). ING Group will continue to strive for an adequate and balanced composition of its Executive Board in future appointments, by taking into account all relevant selection criteria including, but not limited to, gender balance, executive experience, experience in corporate governance of large stock-listed companies and experience in the political and social environment.

Remuneration and share ownership

Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group.

Ancillary positions/conflicting interests

No member of the Executive Board has corporate directorships at listed companies outside ING. This is in accordance with ING Group’s policy to avoid conflicts of interest.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competitionsensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.

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

Information on members of the Executive BoardBoard

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

W.F. (Wilfred) Nagel, chief risk officer

(Born 1956, Dutch nationality, male; appointed in 2012, term expires in 2016)

Wilfred Nagel was chief executive officer of ING Bank Turkey until his appointment as, amongst other roles, a member of the Management Board Banking as of 5 October 2011. He joined ING in 1991 and held various positions including Global Head Credit Risk Management from 2002 to 2005 and CEO Wholesale Banking in Asia from 2005 to 2010. He was appointed a member of the Executive Board of ING Group on 14 May 2012. He is responsible for ING’s risk management departments including compliance. He holds a Masters degree in Economics from VU University Amsterdam.

REMUNERATION REPORT

This chapter sets out the remuneration policy for the Executive Board, senior management and the Supervisory Board. After repayment of the Dutch State and the introduction of the Dutch Law on Remuneration Policies of Financial Undertakings (Wbfo), the Remuneration Committee of the Supervisory Board reviewed the current remuneration policy for the Executive Board. The Remuneration Committee proposed to amend the remuneration policy which was adopted by the full Supervisory Board and which will be submitted for shareholder approval at the annual General Meeting on 11 May 2015. Following adoption of this amendment, the amended remuneration policy will become effective as of performance year 2015. In addition, the Remuneration Report provides information on the remuneration levels for 2014.

REMUNERATION POLICY

The primary objective of the remuneration policy is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly qualified employees. The remuneration policy forms an integral part of ING’s corporate strategy and risk profile and maintains a sustainable balance between short-term and long-term value creation, building on ING’s long-term responsibility towards clients, employees, society, providers of capital and other stakeholders. In determining compensation of ING’s leadership a variety of factors are taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its stakeholders, which is all the more important given the changing international standards regarding responsible and sound remuneration. These factors differ for each role, line of business and country. As much as possible for a global financial institution of this size, ING is taking account of all these differences and of the standards applied within similar financial institutions in the various countries in which it operates.

LEGAL AND REGULATORY DEVELOPMENTS IN 2014

With effect from 1 January 2014, the Capital Requirements Directive III (CRD III) is replaced by the Capital Requirements Directive IV (CRD IV). In the Netherlands, CRD IV has been implemented in the Dutch regulation on Sound Remuneration Policies pursuant to the Financial Supervision Act 2014 (the Regeling Beheerst Beloningsbeleid Wft 2014 – Rbb 2014), with effect from 1 August 2014. The Rbb 2014 replaces the Dutch regulation on Sound Remuneration Policies pursuant to the Financial Supervision Act 2011 (the Regeling Beheerst Beloningsbeleid Wft 2011 – Rbb 2011).

Many of the specific requirements under CRD IV apply to identified staff (i.e. employees that could potentially have a significant impact on the Company’s risk profile), including the Executive Board.

ING has implemented the remuneration principles under CRD IV and the Dutch regulation on Sound Remuneration Policies pursuant to the Financial Supervision Act 2014 in its remuneration policies with effect from 1 January 2014, and has taken measures to comply with these requirements.

With effect from 2012, the law on prohibition of payment of variable remuneration to board members of financial institutions that receive state aid, the Dutch Bonus Prohibition Act (Wet bonusverbod staatsgesteunde ondernemingen), applied to ING in light of the State support that ING received in 2008/2009.

On 7 November 2014, ING made final repayment to the Dutch State. As a result, the Dutch Bonus Prohibition Act no longer applies to ING with effect from 7 November 2014.

In addition, new Dutch legislation, the Dutch Law on Remuneration Policies of Financial Undertakings (de Wet beloningsbeleid financiële ondernemingen; Wbfo), has been enacted with effect from 7 February 2015. This new legislation introduces, amongst others, caps on variable remuneration applicable to all global staff. ING has taken all necessary measures to implement the legislative requirements in its remuneration policies.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

The current remuneration policy for the Executive Board was adopted by the Annual General Meeting (AGM) on 27 April 2010; adjustments to the remuneration policy were adopted by the AGM on 9 May 2011 for adjustment with regulatory requirements and on 12 May 2014 with respect to pensions for the Executive Board.

According to the Executive Board remuneration policy, remuneration of Executive Board members consists of a combination of fixed compensation (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits as described below.

Total direct compensation: reduced emphasis on variable remuneration

Total direct compensation levels are based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones Euro Stoxx 50 index. These are 50 companies, including ING, in a range of financial and non-financial industries, which are based in countries within the eurozone.

In compliance with the Dutch Banking Code, the Executive Board remuneration policy stipulates that total direct compensation is slightly below the median of the peer group and provides for a balanced mix between fixed and variable remuneration. Total compensation will be determined in line with the relevant market environment and will be reviewed from time to time by the Supervisory Board.

Increased focus on risk and non-financial performance

Variable remuneration is linked to performance and will take into consideration both individual and company performance criteria. Performance measurement will account for risk requirements and cost of capital. In addition to financial indicators, performance will also be assessed based on non-financial drivers, by means of a number of targets regarding economic, environmental, customer satisfaction and social criteria.

The performance objectives used for the allocation of variable remuneration are annually predetermined by the Supervisory Board.

Variable remuneration will not exceed 100% of base salary at the time of allocation. The policy provides for an at-target variable remuneration of 80% of base salary if performance criteria are met (split 50/50 in cash and shares, by shares, reference is made to depositary receipts issued by the ING Trust Office in bearer form for ING Groep N.V. shares, for the sake of simplicity in this chapter, reference is made to (ING) shares, instead of depositary receipts). If performance criteria are exceeded, the variable component can be increased from target to maximum, not exceeding 100% of base salary at the time of allocation. If performance is below target, the variable component will be decreased or not awarded.

Increased emphasis on long-term value creation

The Executive Board remuneration policy combines the short and long-term variable components into one structure. This structure intends to support both long- term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package is increased by means of deferral, holdback and clawback mechanisms.

In line with applicable regulations, at maximum 40% of total variable remuneration is awarded “upfront” in the year following the performance year. The remaining part of the total variable remuneration (at minimum 60%) is deferred. It is subject to tiered vesting on the first, second and third anniversary of the grant date (one-third per annum). The entire long-term component is subject to an ex-post performance assessment by the Supervisory Board. The ex-post performance assessment cannot lead to an upward adjustment of the deferred variable remuneration.

Both the upfront part of the variable remuneration and every deferred part are equally divided between cash and shares.

To all share awards granted to Executive Board members in their capacity as Board member, a retention period of five years from the grant date is applicable. However, they are allowed to sell part of their shares at the date of vesting to pay tax over the vested share award.

Pensions Executive Board members

In the AGM of 12 May 2014, it was decided that members of the Executive Board appointed after 1 January 2015 will be given the choice to join the Collective Defined Contribution pension scheme based on a fixed premium methodology or to receive a pension allowance. Members of the Executive Board appointed before 1 January 2015 were given the same choice as from 1 July 2014. In addition, individual Executive Board members participating in the pension plan that existed before the introduction of the 2010 plans (approved by the 2006 AGM) were given the choice to keep their existing pension arrangement. Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement (CLA) in the Netherlands. Members of the Executive Board working on a non- Dutch contract will be offered pensions in line with home country practices.

Benefits

Executive Board members will continue to be eligible for additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances) which apply to other senior employees. Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on comparable terms that apply to most other employees of ING in the Netherlands. In addition, tax and financial planning services will be provided to ensure compliance with the relevant legislative requirements.

Tenure

Members of the Executive Board who were appointed prior to 2013, have an employment agreement with ING Groep N.V. Members who are appointed as of 2013 have a commission contract. The employment agreement and the commission contract for Executive Board members provide for an appointment for a period of four years and allow reappointment by the General Meeting of Shareholders. In the case of an involuntary exit, Executive Board members are eligible to an exit- arrangement limited to one year of base salary.

Supervisory Board discretion to review the policy and the remuneration paid

Within the Executive Board remuneration policy as adopted by the AGM of ING and as described herein, the Supervisory Board annually determines the remuneration for the Executive Board members based on the advice given by the Supervisory Board Remuneration Committee.

It is the responsibility of ING’s Supervisory Board to take into account the interests of all stakeholders, including shareholders and employees, as well as business continuity and sustainable growth, when determining the Company’s remuneration policy.

Considering that the legal and regulatory environment is still undergoing changes, ING might experience further impact from that. In order to ensure that ING can adapt to these uncertain factors the Supervisory Board may re-evaluate the Executive Board remuneration policy from time to time.

OTHER ITEMS FOR SUPERVISORY BOARD DISCRETION

Holdback, clawback and adjustments

The Supervisory Board has the authority to impose holdback and/or clawback to variable remuneration allocated to a member of the Executive Board based on inaccurate data and/or behaviour that led to significant harm to the Company. The Supervisory Board also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. Accordingly, the Supervisory Board has decision authority in situations not addressed in the policy.

Special employment conditions

Special employment conditions, such as commitments made to secure the recruitment of new executives, may be used in exceptional circumstances subject to strict control by the Supervisory Board.

2014 REMUNERATION EXECUTIVE BOARD

The Executive Board remuneration for 2014 is in accordance with the prohibition of variable remuneration for the year up to 8 November 2014 and the Executive Board remuneration policy, with exception of the alignment to the benchmark. According to policy remuneration levels should be slightly below the median of the benchmark, whereas actual Executive Board remuneration was significantly below the median.

2014 Executive Board base salary

The base salary of all Executive Board members was set at the time of the introduction of the Executive Board remuneration policy in 2010. The base salary of the Executive Board has not been raised since 2010 as the Executive Board decided voluntarily not to accept a base salary increase until ING has repaid outstanding core Tier 1 securities from the Dutch State along with the restrictions put in force by the Dutch Bonus Prohibition Act, as introduced in 2012. As a consequence the base salary level remained also in 2014 at the 2010 level.

After final repayment to the Dutch State, with effect from 8 November 2014, the base salary of the CFO and CRO was increased from EUR 750,000 to EUR 900,000 per year in order to bring the remuneration levels closer to the benchmark as set in the Executive Board remuneration policy and in accordance with the Dutch Banking Code.

2014 Executive Board variable remuneration

Although, as from 7 November 2014 the prohibition to grant variable remuneration (in cash or otherwise) to Executive Board members expired, both the Supervisory Board and Executive Board felt it appropriate to forgo variable remuneration for performance year 2014.

As indicated in the remuneration policy the performance of the Executive Board will be assessed based on financial and non-financial performance indicators. For 2014, amongst others, the following performance indicators applied.

Financial performance indicators include:

1.	Underlying net results for ING Group

2.	Reduce double leverage in ING Group

3.	Repayment of the Dutch State

4.	IPO NN Group

Non-financial performance indicators include:

1.	Develop and launch an adjusted Bank strategy for organisation, governance and people management

2.	Develop an ING IR strategy in line with the adjusted ING strategy

3.	Further strengthen the operational and legal structure

4.	Develop an updated sustainability strategy and agenda for the bank

5.	Develop and implement a forward-looking risk appetite strategy

6.	Enhance the Non-Financial Risk management

The table below shows the remuneration awarded the individual members of the Executive Board with respect to the performance years 2014, 2013 and 2012.

Total direct compensation of the individual members of the Executive Board

amounts in thousands of euros	2014		2013		2012
	amount	number of shares	amount	number of shares	amount	number of shares
Ralph Hamers (1)
Base salary	1,270		794
Variable remuneration in cash	—		—	—
Variable remuneration in shares	—	—	—	—

Patrick Flynn(3)
Base salary	772		750		750
Variable remuneration in cash	—		—	—	—
Variable remuneration in shares	—	—	—	—	—	—

Wilfred Nagel (2,3)
Base salary	772		750		469
Variable remuneration in cash	—		—		—
Variable remuneration in shares	—	—	—	—	—	—

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The figures for him reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2013 reflects a partial year as an Executive Board member and CEO.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures for him reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2012 reflects a partial year as an Executive Board member.
(3)	After full repayment of the Dutch state aid on 7 November 2014, the base salary of the CFO and CRO was increased to EUR 900,000.

In 2014 there was no clawback applied to paid or vested variable remuneration from any of the Executive Board members. The total direct compensation of former members of the Executive Board amounted to nil for 2014, EUR 1,015 thousand for 2013 and EUR 1,353 thousand for 2012.

Pension costs

In 2014, members of the Executive Board participated in the defined contribution pension plans introduced in 2010 as part of the Executive Board Remuneration Policy.

The table below shows the pension costs of the individual members of the Executive Board in 2014, 2013 and 2012.

Pension costs of the individual members of the Executive Board
amounts in thousands of euros	2014	2013	2012
Ralph Hamers (1)	230	161
Patrick Flynn	159	178	179
Wilfred Nagel (2)	187	210	132

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 pension costs for him reflect the partial year as an Executive Board member.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The 2012 pension costs for him reflect the partial year as an Executive Board member.

There were no pension costs for former members of the Executive Board in the past three years.

Long-term incentives awarded in previous years

In 2014 no long-term incentives were awarded to the Executive Board members.

Until 2010 the long-term incentive plan (LTIP) was in place at ING and includes share options and performance shares. The ING share options have a total term of 10 years and a vesting period of three years after which they can be exercised during the remaining seven years.

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at 31 December 2014

Options held by the members of the Executive Board

number of options	Outstanding as at 31 December 2013	Exercised in 2014	Waived or expired in 2014	Outstanding as at 31 December 2014	Exercise price	Vesting date	Expiry date
Ralph Hamers	6,837	0	6,837	0	€14.37	15 Mar 2007	15 Mar 2014
	11,460	0	0	11,460	€17.88	30 Mar 2008	30 Mar 2015
	8,504	0	0	8,504	€25.16	23 Mar 2009	23 Mar 2016
	14,889	0	0	14,889	€24.72	22 Mar 2010	22 Mar 2017
	16,957	0	0	16,957	€16.66	13 Mar 2011	13 Mar 2018
	19,985	0	0	19,985	€2.90	19 Mar 2012	19 Mar 2019
	22,124	0	0	22,124	€7.35	17 Mar 2013	17 Mar 2020
Patrick Flynn		0	0	0
Wilfred Nagel	5,860	0	5,860	0	€14.37	15 Mar 2007	15 Mar 2014
	8,595	0	0	8,595	€17.88	30 Mar 2008	30 Mar 2015
	11,721	0	0	11,721	€25.16	23 Mar 2009	23 Mar 2016
	9,530	0	0	9,530	€24.72	22 Mar 2010	22 Mar 2017
	12,436	0	0	12,436	€16.66	13 Mar 2011	13 Mar 2018
	12,490	0	0	12,490	€2.90	19 Mar 2012	19 Mar 2019
	16,815	0	0	16,815	€7.35	17 Mar 2013	17 Mar 2020

Performance shares are shares conditionally granted, with the final shares awarded in three years (tiered) based on ING’s performance at the end of each performance cycle. The ultimate value of the performance share is based on ING Group’s share price at the vesting date and performance measurement.

Deferred shares are shares conditionally granted, with the final shares awarded in three years (tiered) of which the ultimate value of each deferred share will be based on ING Group’s share price at the vesting date.

A retention period of five years as from the grant date applies to all share and option awards granted to Executive Board members. During this five-year period, the Executive Board members are only allowed to sell part of their shares at the date of vesting to pay tax over the vested amount of the award.

For the Executive Board members the following shares have vested during 2014:

Shares vested for the Executive Board during 2014

	Shares	Granting date	Vesting date	Number of shares granted	Number of shares vested (1)	Vesting price
Ralph Hamers (2)	LSPP Upfront share units (3)	27 Mar 2013	27 Mar 2014	15,487	15,487	€9.99
	LSPP Deferred share units	28 Mar 2012	28 Mar 2014	3,511	3,511	€10.08
	LSPP Performance shares	30 Mar 2011	30 Mar 2014	7,016	7,893	€10.10
	LSPP Deferred shares	30 Mar 2011	30 Mar 2014	4,116	4,116	€10.10
Patrick Flynn	—
Wilfred Nagel (4)	LSPP Deferred shares	28 Mar 2012	28 Mar 2014	3,398	3,398	€10.08
	LSPP Performance shares	30 Mar 2011	30 Mar 2014	5,612	6,314	€10.10
	LSPP Deferred shares	30 Mar 2011	30 Mar 2014	3,368	3,368	€10.10
	Deferred shares	15 May 2013	15 May 2014	2,489	2,489	€10.08
	Deferred shares	16 May 2012	16 May 2014	1,759	1,759	€9.75

(1)	Performance shares are shares conditionally granted with the final shares awarded based on ING’s performance at the end of each performance cycle.
(2)	Shares granted to Ralph Hamers in March 2013 were awarded for his performance in position previous to his appointment to the Executive Board.
(3)	Upfront or deferred share units are cash settled instruments of which the ultimate value will be based on ING Group’s share price at the vesting date.
(4)	Shares granted to Wilfred Nagel in 2012 and 2013 were awarded for his performance in positions previous to his appointment to the Executive Board.

Benefits

The individual members of the Executive Board receive other emoluments apart from the compensation and pension benefit. These other emoluments include employer contributions in saving schemes or are related to long home/work distances and housing, and amounted in 2014, 2013 and 2012 to the following gross amounts:

Other emoluments
amounts in thousands of euros	2014	2013	2012
Ralph Hamers (1)	45	29	—
Patrick Flynn	178	181	238
Wilfred Nagel (2)	34	25	12

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 emoluments for him reflect the partial year as an Executive Board member.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The 2012 emoluments for him reflect the partial year as an Executive Board member.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2014, 2013 and 2012.

Loans and advances to the individual members of the Executive Board

The table below presents the loans and advances provided to Executive Board members as outstanding on 31 December 2014, 2013 and 2012.

			2014			2013			2012
	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments
amounts in thousands of euros
Ralph Hamers (1)	2,499	2.5%	98	2,597	2.4%	500
Patrick Flynn	0	0	0	0	0	0	0	0	0
Wilfred Nagel (2)	500	2.2%	250	750	3.0%	0	750	3.3%	0

(1)	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The figures reflect the loans and advances received well before his appointment to the Executive Board.
(2)	Wilfred Nagel was appointed to the Executive Board on 14 May 2012. The figures reflect the loans and advances received before his appointment to the Executive Board and repayment of EUR 250,000 in December 2014 in accordance with the terms of the mortgage.

ING shares held by Executive Board members

Executive Board members are permitted to hold ING shares as a long-term investment. The table below shows an overview of the shares held by members of the Executive Board at 31 December 2014, 2013 and 2012.

ING shares held by members of the Executive Board
number of shares	2014	2013	2012
Ralph Hamers	44,182	38,497
Patrick Flynn	85,084	85,084	85,084
Wilfred Nagel	81,285	70,027	15,246

PROPOSED AMENDMENTS TO THE EXECUTIVE BOARD REMUNERATION POLICY

Since 2009, the base salary level of the Executive Board has not been increased and no variable remuneration was paid to the Executive Board.

In 2010, the AGM approved the existing Executive Board remuneration policy. During the period in which ING was subject to the Prohibition Act on Variable Remuneration, ING could not remunerate the Executive Board members in accordance with the remuneration policy.

In 2010 the AGM approved the existing Executive Board remuneration policy. This policy determines that the total direct compensation level of the Executive Board should be slightly below the market median level of the Euro Stoxx 50 benchmark peer group. During the period in which ING was subject to the Prohibition Act on Variable Remuneration, ING could not remunerate the Executive Board members in accordance with the remuneration policy.

Now that ING has made the final repayment of the State support and also the regulatory landscape has further materialized with the introduction of the Wbfo, the Supervisory Board reviewed the contractually agreed remuneration of the members of the Executive and compared that against the Executive Board remuneration policy as approved in 2010. This resulted in the following proposed amendments to the remuneration policy:

1. Change of the at target variable remuneration percentage to 80% of the maximum allowed variable remuneration percentage according to the Wbfo, which is currently 20%, as described below.

2. The cash component of variable remuneration will be abandoned resulting in variable remuneration for members of the Executive Board fully awarded in shares.

These amendments of the current remuneration policy for the Executive Board will be put forward for adoption at the 2015 AGM. If adopted, it will become effective as of performance year 2015.

New legislation

The impact of the Wbfo on the total direct compensation of the members of the Executive Board will even further increase the gap with ING’s peers. In accordance with the current policy, variable remuneration levels of the Executive Board are set at 80% (of base salary) in case of at target performance and 100% (of base salary) as a maximum in case of outperformance. The Wbfo introduces a variable remuneration cap of maximum 20% of base salary. Applying these lower variable remuneration caps will reduce the ING Executive Board remuneration levels to the lowest quartile in the benchmark which is not sustainable, considering ING’s international footprint. ING is serving 32 million clients across 40 countries. At least 70% of employees work outside the Netherlands and 65% of total income is earned abroad.

Benchmarks

The current remuneration level of the CEO and other members of the Executive Board is benchmarked against he Euro Stoxx 50. In addition to the benchmark peer group as agreed in the Executive Board remuneration policy, other peer groups were also reviewed as part of the overall analysis. The remuneration developments in the financial sector deviate more in the last years from the non-financial sector. In order to take these developments into account, separate peer groups for the financial sector and for the non-financial sector were reviewed. Also those benchmarks confirm that the current actual direct compensation level of the members of the ING Executive Board are significantly below median level of the Euro Stoxx 50 peer group and such other peer groups.

To be able to attract and retain highly qualified leaders, ING cannot afford prolonged significant downward deviation from the median remuneration levels of its peers.

2015 REMUNERATION EXECUTIVE BOARD

As a result of the Wbfo, the members of the Executive Board will be eligible for at target variable remuneration of 16% of base salary if performance criteria (as predetermined by the Supervisory Board) are met.

If performance criteria are exceeded, the variable component can be increased from target to maximum, in total not exceeding 20% of base salary at the time of allocation. Any variable remuneration will be fully awarded in shares and will be subject to the agreed deferral arrangements (40% is awarded “upfront” in the year following the performance year and the remaining 60% is deferred with a 3 year tiered vesting) as laid down the 2010 Executive Board remuneration policy. The impact of this reduction of variable remuneration is a decrease of total compensation at target (according to policy) of 35%; from EUR 2,286,000 to EUR 1,473,000 for the CEO and from EUR 1,620,000 to EUR 1,044,000 for the CFO/CRO. Taking the benchmark position of ING into account, this made the Supervisory Board decide to adjust the remuneration level of the members of the Executive Board, by increasing the fixed remuneration.

With effect from 1 January 2015, the base salary of the CEO has been increased to EUR 1,630,000 and the base salaries of the CFO and CRO to EUR 1,180,000. As a result, total compensation at target compared to policy by year end 2014 will be reduced with 17% from EUR 2,286,000 to EUR 1,890,800 for the CEO and with 16% from EUR 1,620,000 to EUR 1,368,800 for the CFO/CRO. On the following page the different scenarios are visualised,

CEO remuneration compared to benchmark	CFO/CRO remuneration compared to benchmark
(amounts in thousands of euros)	(amounts in thousands of euros)

—	Base
—	VR(1) at target

——— TDC (2)

1)	Variable remuneration
2)	Total Direct Compensation

The new remuneration levels are still significantly below median level of the Euro Stoxx 50 benchmark. This remains a major concern, however, the Supervisory Board deems fully bridging the gap with peers currently not appropriate in the context of the public debate.

The Supervisory Board will continue to monitor the development of the applicable benchmark and continues to support the Executive Board remuneration policy of compensating in line with the Dutch Banking Code. As such annual reviews will be held.

2015 Executive Board Pensions

As of 1 January 2015, all members of the Executive Board are participating in the Collective Defined Contribution (CDC) pension scheme. Following the introduction of legislation with effect from 1 January 2015 pursuant to which pension premiums on salaries in excess of EUR 100,000 are no longer exempt or deductible from wage tax, the Executive Board members are compensated for the resulting loss of pension accrual by means of a cash allowance to be annually determined in accordance with the CLA.

REMUNERATION POLICY FOR SENIOR MANAGEMENT

As much as possible for a global financial institution of its size, ING aims to take account of all the differences and standards applied within similar financial institutions in the various countries in which it operates. The remuneration policies applicable to members of the Management Boards and senior management are in line with international and local legislation and practices, which may therefore deviate from the remuneration policy for members of the Executive Board.

Total direct compensation

Total direct compensation levels will be based on benchmark data in the international context in which ING operates. ING aims for compensation levels to be set at market median levels. Total compensation levels will be determined on the basis of a variety of factors including relevant market practices and regulatory environment.

Focus on long-term value creation, risk and non-financial performance

Variable remuneration is linked to long-term value creation and risk. It is based on individual, business line and company performance criteria. Performance measurement will increasingly account for estimated risks and cost of capital. There is a clear emphasis on long- term value creation by means of long-term incentives, deferral and clawback mechanisms

Furthermore, and in addition to financial indicators, performance is also assessed on non-financial drivers. Non-financial indicators aim at further improving sustainable business practices. Non-financial indicators include customer satisfaction, workforce diversity, stakeholder engagement and sustainable business practices.

2014 REMUNERATION STRUCTURE SENIOR MANAGEMENT

The Executive Board Remuneration Policy, which permits a combination of fixed compensation (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits have been applied in full to members of the Management Board Banking. For senior management in banking, ING has shifted gradually to a more balanced mix of fixed and variable remuneration in line with the Executive Board remuneration policy and to put more emphasis on value creation. Exceptions may exist for high-value specialists and senior management working in certain divisions and/or geographical areas. The remuneration policy for senior management is in line with the requirements of the Capital Requirements Directive IV.

With effect from 1 January 2014, the Capital Requirements Directive IV led to a significant increase in the number of ING’s identified staff. All these identified staff are subject to the requirements set by Capital Requirements Directive IV. ING has continued to review and amend the remuneration for its identified staff in order to comply with the Capital Requirements Directive IV. The requirements relate to the allocation of variable remuneration and the ratio between fixed and variable remuneration and are intended to mitigate risk relating to remuneration. Measures include an ex-ante and ex-post assessment of variable remuneration prior to award and vesting respectively, significant deferral of variable remuneration, an equal divide between variable remuneration in cash and in shares, as well as retention periods on all equity remuneration as soon as it becomes unconditional.

Moreover, in light of the Capital Requirements Directive IV, compensation packages related to control functions (such as risk management functions) are structured such that they provide for a reduced emphasis on variable remuneration. To ensure the autonomy of the individual, financial performance metrics are dependent on objectives determined at the divisional level (i.e. not at the level of the relevant business). In addition, performance assessments are not only determined by business management, but also by the functional line.

The regulatory environment is still in development. The structure as set out above is based on information currently available. If more legislation would enter into force and amendments are necessary, ING will amend the structure as deemed appropriate.

In addition, as mentioned earlier, the Wbfo has been enacted with effect from 7 February 2015, introducing amongst others caps on variable remuneration applicable to all global staff. ING has taken the necessary measures to implement the legislative requirements in its remuneration policies.

VARIABLE REMUNERATION CAP FOR CERTAIN EMPLOYEES

The Wbfo has introduced restrictions on the ratio between fixed and variable remuneration for all global staff of Dutch credit institutions and their subsidiaries in the Netherlands and abroad. With ING’s international footprint, a significant part of ING’s key staff is employed outside the Netherlands. Especially outside the European Economic Area (“EEA”), ING operates in markets that do not have local limitations on variable remuneration and where ING’s international peers and competitors, being subject to less home country restrictions concerning variable remuneration, have a more favorable competitive position.

Under the Wbfo, credit institutions are permitted to set a cap higher than 100% of fixed remuneration for staff outside the EEA, provided that the higher cap is approved by their shareholders in accordance with the requirements laid down in CRD IV.

In order to maintain ING´s competitive position in these markets and to minimize any disadvantages in its ability to recruit and retain key employees and taking into account that this does not limit the ability of the Company to strengthen its capital base, the Executive Board and the Supervisory Board deem it in the best interest of the Company to increase the cap up to 200% for a select group of staff working in the Commercial Banking (including Lending Services, Financial Markets and other departments within Commercial Banking) and Bank Treasury businesses.

Taking the above into account approval is sought in the Annual General Meeting for any and all resolutions regarding the increase of the maximum ratio between the fixed and variable components of remuneration from 100% to 200%, by the subsidiaries of the Company for no more than 1% of ING’s global staff for each of the performance years 2014, 2015 and 2016.

For performance year 2014 this increased ratio may be applied to identified staff globally and for performance years 2015 and 2016 the application of this increased ratio is restricted to all staff employed outside the EEA.

ING will make restrictive use of the permission to apply the increased cap. Where applied, the increased cap is based on performance delivered. The increased cap will be applied for 65 identified staff (both in- and outside the EEA) with respect to performance year 2014. For performance year 2015 ING expects to apply the increased cap to a maximum number of 120 employees outside the EEA. The increased number is due to the fact that the Wbfo applies to all staff (not only identified staff).

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

The remuneration levels for Supervisory Board members will be reviewed in 2015 as a consequence of increased level of responsibility and the increased frequency and intensity of Supervisory Board meetings.

2014 Remuneration Supervisory Board

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2014 and previous years

Remuneration Supervisory Board

amounts in thousands of euros	2014 (1)		2013 (1)		2012 (2)
	Remuneration	VAT	Remuneration	VAT
Jeroen van der Veer (2)	118	25	114	24	86
Peter Elverding (2,4)	40	8	91	19	77
Tineke Bahlman (4)	28	6	68	14	70
Henk Breukink	76	16	72	15	71
Joost Kuiper	93	19	75	16	74
Luc Vandewalle (4)	42		88		86
Jan Holsboer (4)	41	9	68	14	41
Robert Reibestein	78	16	66	14
Yvonne van Rooy (4)	38	8	67	14	37
Carin Gorter	73	16	42	9
Herman-Josef Lamberti	81		46
Isabel Martin Castella	87		48
Eric Boyer de la Giroday (3)	53

(1)	As per 1 January 2013 new VAT legislation was implemented based on which the Dutch SB members qualify as VAT taxable persons and are obliged to charge 21% VAT to ING on their remuneration.
(2)	The remuneration amounts of 2012 are excluding VAT. In 2012, remuneration was voluntarily capped at EUR 100,000 and EUR 90,000 for the chairman and vice-chairman respectively. The same cap applied for 2011. The amounts in excess of the aforementioned cap of 2011 amounting to EUR 13,000 for Peter Elverding and EUR 14,000 for Jeroen van der Veer are deducted from their remuneration relating to 2012.
(3)	Eric Boyer de la Giroday is a member of the Supervisory Board as of May 2014. The remuneration figures for 2014 reflect a partial year as a member of the Supervisory Board.
(4)	Peter Elverding, Tineke Bahlman and Luc Vandewalle retired in May 2014. Jan Holsboer and Yvonne van Rooy retired in June 2014. The remuneration figures for 2014 reflect a partial year as a member of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2014, EUR 90 thousand in 2013 and EUR 264 thousand in 2012.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. The table below presents the loans and advances to Supervisory Board members outstanding on 31 December 2014, 2013 and 2012.

Loans and advances to members of the Supervisory Board
	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
amounts in thousands of euros			2014			2013			2012
Jeroen van der Veer (1)	0			0			0		282

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board.

ING shares and options held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board at 31 December 2014, 2013 and 2012.

ING shares held by members of the Supervisory Board (1)
number of shares	2014	2013	2012
Jeroen van der Veer	119,469	119,469	119,469
Hermann-Josef Lamberti (2)	5,700	5,700
Eric Boyer de la Giroday (3)	43,094

(1)	The numbers reflect the shares held by the members of the Supervisory Board and their partners.
(2)	Hermann-Josef Lamberti is a member of the Supervisory Board as of May 2013.
(3)	Eric Boyer de la Giroday is a member of the Supervisory Board as of May 2014.

The following table contains information on the options outstanding by, and awards vested for, the members of the Supervisory Board.

Stock options on ING Groep N.V. shares held by members of the Supervisory Board at 31 December 2014

	Outstanding as at 31 December 2014	Expired in 2014	Outstanding as at 31 December 2013	Expired in 2013	Outstanding as at 31 December 2012	Expired in 2012)
number of stock options
Eic Boyer de la Giroday (1)	389,390	23,181

Shares vested for members of the Supervisory Board in 2014
	Shares	Granting date	Vesting date	Number of shares granted	Number of shares vested	Vesting price

Eic Boyer de la Giroday (2)	Deferred shares	16 May 2012	16 May 2014	8,831	8,831	€9.75

(1)	Eric Boyer de la Giroday is a member of the Supervisory Board as of May 2014.
(2)	Shares granted to Eric Boyer de la Giroday in May 2012 were awarded for his performance in position previous to his appointment to the Supervisory Board.

EMPLOYEES

The average number of employees at a full time equivalent basis was 68,431 at the end of 2014, of which 22,060 or 32.2%, were employed in the Netherlands. The distribution of employees with respect to the Group’s continuing and discontinued operations as well as the insurance operations and banking operations for the years 2014, 2013 and 2012 were as follows:

Average number of employees at full time equivalent basis (1)
	The Netherlands			International			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continuing operations	15,209	16,155	18,072	40,736	48,218	48,807	55,945	64,373	66,879
Discontinued operations	6,851	7,202	6,868	5,635	12,309	18,825	12,486	19,511	25,693

Total	22,060	23,357	24,940	46,371	60,527	67,632	68,431	83,884	92,572

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

The Group does not employ significant numbers of temporary workers. Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7.	Major shareholders and related party transactions

As of 31 December 2014, Stichting ING Aandelen (the “Trust”) held 3,858,338,813 Ordinary Shares of ING Groep N.V., which represents over 99.9% of the Ordinary Shares outstanding, and ING Groep N.V. and its subsidiaries held 4,302,122 Ordinary Shares. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the Ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of 31 December 2014, there were 114,058,382 American Depositary Shares (“ADSs”) outstanding, representing an equal number of bearer receipts. The ADSs were held by 681 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

Shareholder participation and position of the Trust

During the years 2010–2014, participation of shareholders, excluding the Trust, and holders of depositary receipts in the decision-making in annual General Meetings consistently increased from 41.3% to 54%.

ING Group’s depositary receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010 and discussed in the 2010 annual General Meeting. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary receipts structure in 2010 and that it would be appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved by the 2009 extraordinary General Meeting.

In the 2013 annual General Meeting, it was discussed that under the original agreement between ING Group and the European Commission, the restructuring was initially expected to be completed by the end of 2013, so that any reconsideration would be done in 2014. However, ING Group and the European Commission agreed on an amended restructuring plan, in November 2012, part of which was an extended deadline for the aforementioned divestments. As ING Group was still in the implementation phase of the amended restructuring plan, ING did not regard it as an opportune moment to reconsider its governance and depositary- receipts structure. Although the completion of these divestments may well be extended until the end of 2016, the Executive Board and Supervisory Board have decided that a review of ING Group’s entire corporate governance will be conducted in 2015, including the depositary-receipts structure, and to put this item on the agenda of the 2016 annual General Meeting.

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

Holders of bearer depositary receipts with a stake of 3% or more

To the best of our knowledge, as of 31 December 2014, no holder of depositary receipts held more than 3% of all bearer depositary receipts outstanding other than the ING Trust Office and Blackrock Inc.

On 31 December 2014, ING Groep N.V. and its subsidiaries held 4,302,122 bearer receipts, representing 0.11% of the bearer depositary receipts and underlying Ordinary Shares outstanding. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.

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

The geographical distribution of ING Group’s investor base is diverse – an estimated 38% of our shares outstanding are held in the United States, 19% in the United Kingdom, 9% in France, 6% in Switzerland, 5% in the Netherlands, 5% in Germany, 10% in Rest of Europe and 8% in Rest of World. These figures are based on year-end 2014 estimates of institutional share ownership provided by Nasdaq Corporate Solutions.

On 31 December 2014, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary Shares or bearer depositary receipts. As of 31 December 2014, members of the Supervisory Board and their related third parties held 168,263 bearer receipts of which 18,161 are restricted by a retention period. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

On 31 December 2014, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Related Party Transactions

As of 31 December 2014, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 3.0 million at an average interest rate of 2.4%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2014 was EUR 3.3 million.

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

In addition, ING Group has entered into various transactions with related parties. For more information, see “Item 4. Information on the Company” and Note 55 of Note 2.1 to the consolidated annual accounts.

Item 8.	Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest-sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the District Court’s decision dismissing all claims. The plaintiffs have petitioned the Court for an en banc review of that decision by the entire Court. The request for en banc review has been denied. The plaintiffs have filed an appeal with the U.S. Supreme Court. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary (‘ILIAC’) has breached certain of its ERISA duties. On 11 April 2014, the parties submitted to the court a motion for preliminary approval of a class-wide settlement agreement under which ILIAC, without admitting liability, would make a payment to the class and adopt certain changes in its disclosure practices.

A complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (‘Villoldo’). Villoldo holds two judgments against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgments remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuba assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008, ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008, costs of the settlements were valued at EUR 365 million, for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2014 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations, with the second main consumer protection organisation signing its agreement in June 2012.

In addition, ING’s Dutch insurance subsidiaries announced additional measures (flankerend beleid) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011, this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012, almost all unit-linked policyholders were informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes, nor the additional measures offered by ING’s Dutch insurance subsidiaries, prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries and making claims for damages.

In November 2013, the so-called ‘Vereniging Woekerpolis.nl’, an association representing the interests of policyholders, initiated a so-called ‘collective action’, requesting the District Court in Rotterdam to declare that ING’s Dutch insurance subsidiaries sold products in the market, which are defective in various respects (e.g. on transparency regarding cost charges and other product characteristics, and included risks for which the insurer failed to warn, such as considerable stock depreciations, the inability to realise the projected final policy value, unrealistic capital projections due to difference in geometric versus arithmetic returns). ING’s Dutch insurance subsidiaries have rejected these claims and will defend themselves in these proceedings.

Apart from the aforementioned ‘collective action’, several other claim organisations and initiatives were established on behalf of policyholders, such as the organisation Wakkerpolis. This organisation primarily concentrates on the recovery of initial costs for policyholders, based on an interim ruling of the KiFiD issued on 13 May 2013 in an individual case. In this case, the KiFiD concluded that there is no contractual basis for charging initial costs (which are costs charged to the policy during a limited period of time). Apart from the initial costs, it can be derived from the interim ruling – in accordance with past rulings of the KiFiD – that an insurer is obliged to warn against the leverage and capital consumption effect (which is the effect caused by the dependency of life insurance premium on the value of the policy; the lower the value of the policy, the higher the life insurance premium). NN Group and ING believe that this interim ruling is incorrect on several legal grounds.

In proceedings pending before the District Court in Rotterdam, the Court has, upon the request of the parties, including NN, submitted preliminary questions to the European Court of Justice to obtain clarity on principal legal questions with respect to cost transparency related to unit-linked policies. The main preliminary question being considered by the European Court of Justice is whether European law permits the application of information requirements based on general principles of Dutch law that extend beyond information requirements as explicitly prescribed by laws and regulations in force at the time the policy was written. Although the European Court does not decide on the applicable standards in specific cases and solely provides clarification on the interpretation of the applicable European directive, NN and ING believe the ruling of the European Court of Justice can give clarification on this question of legal principle which is also the subject of other legal proceedings in the Netherlands. It is up to the Dutch courts to take the interpretation of the European Court of Justice into account in relevant proceedings, insofar as this interpretation can be reconciled with Dutch legislation applicable at the time the unit-linked products were sold. On 12 June 2014, the Attorney General to the European Court of Justice gave its non-binding advisory opinion to the European Court of Justice. It is expected that the European Court of Justice will render its judgement in the second quarter of 2015.

Since 2012, the AFM requires insurers to reach out to (activeren) policyholders by informing them on the financial gap between the projected value of their policy and the target capital in respect of non-accumulating policies and an overview of possible improvements, to encourage and enable such policyholders to take steps to improve their personal situation. In October 2014, the AFM published a report (Rapport Nazorg beleggingsverzekeringen) which describes, among other things, the individual activation scores of insurers as per 30 June 2014. In the report, NN has reported an activation score of 89% in respect of non-accumulating policies and has committed to realise an ambition level of 90–95% before year-end 2014.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. There has been for some time, and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings. There is a risk that one or more of those legal challenges will succeed. The financial consequences of any of the aforementioned factors or a combination thereof can be substantial for the Dutch insurance business of ING and may affect ING, both financially and reputationally. However, these consequences cannot be reliably estimated or quantified at this point.

In the state aid related proceedings between the EC, the Dutch State and ING before the European Union Courts, the Court of Justice rendered a final judgment on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012. As earlier agreed in November 2012 between ING, the Dutch State and the EC, the outcome of this appeal will not affect the EC approval of ING’s Amended Restructuring Plan. However, if ING does not fulfill any divestment commitment or does not meet any of the so called ‘2015 NN Bank-related commitments’, or in case of other material non-compliance with the Restructuring Plan, the Dutch State will re-notify the recapitalisation measure to the EC. In such event the EC may open a (legal) procedure against ING, require additional restructuring measures and/or take enforcement actions.

In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank N.V., and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has yet to be substantiated. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore, at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured by the Dutch ING Pension Fund (Stichting Pensioenfonds ING) in 2009, 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 9 November 2012. On 15 April 2014, the Amsterdam Court of Justice dismissed claimants’ appeal against the decision of the District Court of Amsterdam.

In July 2011, the Interest Group ING General Managers’ Pensions (Belangenvereniging ING Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 22 October 2012. An appeal was lodged against this District Court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V., sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed it incorrectly of the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal in order to make a final judgement. Parties have reached a full and final agreement in August 2014, and the court case has been cancelled.

Following a broad industry review by the Dutch regulator DNB, in 2013, NN Group’s Netherlands Non-life was instructed to strengthen its policies and procedures in respect of sanctions related customer screening and related compliance matters. Netherlands Non-life implemented DNB’s recommendations.

In July 2013, the investment management business in South Korea was agreed to be sold to Macquarie Group. The transaction closed on 2 December 2013. In the fourth quarter of 2014, a provision was recognised following a claim letter that NN Group received from Macquarie Group under the share purchase agreement. NN Group is in continuous dialogue with Macquarie Group and is considering its position.

Arbitration proceedings have been initiated by the purchaser of NN Group’s former insurance subsidiary in South Korea alleging that the financial condition of this subsidiary was not accurately depicted. At this stage it is not possible to predict the financial impact of these proceedings, if any.

Dividends

As stated in our Ambition 2017 programme, ING is committed to returning capital to shareholders through a sustainable dividend policy. Effective from 2015, ING intends to pay a minimum of 40% of ING Group’s annual net profits by way of dividend, consisting of both an interim and a final dividend. Furthermore, the Board will recommend whether to return additional capital to shareholders at the end of each financial year. Such decisions will reflect considerations including expected future capital requirements, growth opportunities available to the Group, the net earnings of the Group, and regulatory approvals as appropriate. The Board proposes to pay a final 2014 dividend of EUR 470 million, or EUR 0.12 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the Annual General Meeting in May 2015.

Cash distributions on ING Groups Ordinary Shares and bearer depositary receipts are generally paid in Euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer depositary receipts are traded. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary Shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

If a distribution by ING Group consists of a dividend in Ordinary Shares, such Ordinary Shares will be held by the Trust, and the Trust will distribute to the holders of the outstanding bearer depositary receipts, in proportion to their holdings, additional bearer receipts issued for the Ordinary Shares received by the Trust as such dividend. In the event the Trust receives any distribution with respect to Ordinary Shares held by the Trust other than in the form of cash or additional shares, the Trust will adopt such method as it may deem legal, equitable and practicable to effect such distribution.

If ING Group offers or causes to be offered to the holders of Ordinary Shares the right to subscribe for additional shares, the Trust, subject to applicable law, will offer to each holder of bearer depositary receipts the right to subscribe for additional bearer depositary receipts of such shares on the same basis.

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

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groups Articles of Association restricting the remittance of dividends to holders of Ordinary Shares, bearer depositary receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Group to the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information — Taxation — Netherlands Taxation”.

Significant changes

Since 31 December 2014, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

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

Since 13 June 1997, ADSs, each representing one bearer receipt in respect of one Ordinary Share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to 13 June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 6 March 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary Shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major shareholders and related party trans actions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2014, there were 114,058,382 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 681 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2014, approximately, 38% of the depositary bearer receipts were held by investors in the Unites States, 19% by investors in the U.K., 9% by investors in France, 6% by investors in Switzerland, 5% by investors in the Netherlands, 5% by investors in Germany, 10% by investors in rest of Europe and 8% by investors in rest of the World.

The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2010 – 28 February 2015:

	Euronext Amsterdam Stock Exchange (EUR)		Trading volume in millions of bearer receipts	New York Stock Exchange (U.S. $)		Trading volume in millions of ADS

Calendar period	High	Low		High	Low
2010	8.28	5.34	6,807.4	11.45	6.80	813.1
2011	9.41	5.34	8,186.5	13.30	6.09	928.9
2012	7.49	4.53	5,685.5	9.84	5.56	835.0

2013
First quarter	7.82	5.54	1,311.2	10.45	7.21	165.1
Second quarter	7.34	5.61	1,514.5	9.53	7.07	181.1
Third quarter	8.99	6.98	1,301.4	12.37	9.04	176.6
Fourth quarter	10.10	8.50	966.1	14.01	10.98	119.2

2014
First quarter	10.93	9.63	1,149.4	14.54	12.88	112.4
Second quarter	10.89	9.50	1,077.5	14.78	13.09	112.6
Third quarter	11.95	9.60	1,116.8	14.87	12.82	128.8
Fourth quarter	11.78	10.07	1,389.4	14.60	12.83	134.6

2014 and 2015
September 2014	11.95	10.47	406.9	14.87	13.77	49.1
October 2014	11.51	10.07	577.3	14.55	12.86	56.4
November 2014	11.78	11.01	367.8	14.60	13.74	31.1
December 2014	11.74	10.42	444.3	14.39	12.83	47.1
January 2015	11.60	10.35	565.2	13.30	12.24	73.5
February 2015	13.36	11.05	516.3	14.83	12.46	68.2

Item 10.	Additional information

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

Members of the Executive Board are appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are also appointed by the General Meeting for a term of four years and may be reappointed for two additional terms subject to the requirement in the profile of the Supervisory Board that a member of the Supervisory Board shall retire from the Board in the year in which he or she turns 70 (provided that the Supervisory Board does not decide otherwise taking into account special circumstances at its discretion). Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.

Material contracts

There have been no material contracts outside the ordinary course of business to which ING Groep N.V. or any of its subsidiaries is a party in the last two years.

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

General Meetings are convened by public notice via the website of ING Group (www.ing.com) no later than on the 42nd day before the day of the General Meeting. As of the date of convening a General Meeting, all information relevant for shareholders and holders of depositary receipts is made available to them on this website and at the ING Group head office.

Such information includes the notice for the General Meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person orby proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals, such as proposals to amend the Articles of Association, are normally not included in the notice but are made available separately on the website of ING Group and at the ING Group head office.

Proposals by shareholders and holders of depositary receipts

Proposals to include items on the agenda for a General Meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders and holders of depositary receipts representing a joint total of at least 0.1 percent of the issued share capital or representing together a share value of at least EUR 50 million, calculated, on the basis of the closing prices on the date of signature of the proposal, as published by Euronext Amsterdam N.V. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 60 days before the date of the meeting.

Dialogue with shareholders and holders of depositary receipts

Shareholders and holders of depositary receipts were given the opportunity to contact ING about the Annual General Meeting 2014, via the Annual General Meeting dedicated web page on the website of ING Group (www.ing.com).

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals at that general meeting is the 28th day before the day of the general meeting. Shareholders and holders of depositary receipts who hold shares and/or depositary receipts for shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or depositary receipts for shares. The record date is published in the notice for the general meeting. In accordance with US requirements, the depositary sets a record date for the American Depositary Shares (“ADSs”), which date determines which ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders and holders of depositary receipts.

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

The following restrictions apply in respect of grants of voting proxies to holders of depositary receipts by ING Trust Office:

•	The relevant holder of depositary receipts must have announced his or her intention to attend the General Meeting observing the provisions laid down in the Articles of Association.
•	The relevant holder of depositary receipts may delegate the powers conferred upon him or her by means of the voting proxy, provided that the relevant holder of depositary receipts has announced his or her intention to do so to ING Trust Office observing a term before the commencement of the General Meeting, which term will be determined by ING Trust Office.

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

Voting on the ordinary shares by ING TrustOffice

ING Trust Office has discretion to vote in respect of shares for which it has not issued voting proxies to holders of depositary receipts and has not received any voting instructions. According to its articles of association and the Trust Conditions, ING Trust Office is guided primarily by the interests of the holders of depositary receipts, taking into account the interests of ING Group and its affiliated enterprises. ING Trust Office promotes the solicitation of specific proxies or voting instructions of holders of depositary receipts. ING Trust Office encourages the greatest possible participation of holders of depositary receipts and promotes the execution of voting rights in a transparent way. At the same time it prevents a minority of shareholders and holders of depositary receipts from using a chance majority of votes to the disadvantage of the shareholders and holders of depositary receipts neither present nor represented at a General Meeting of ING Group.

Proxy voting facilities

The Shareholder Communication Channel (Stichting Communicatiekanaal aandeelhouders) ceased to exist in 2013. ING Group continues to provide proxy voting facilities to its investors via its website and solicits proxies from its ADS holders in line with common practice in the US. Proxy voting forms for shareholders and voting instruction forms for holders of depositary receipts are made available on the website of ING Group (www.ing.com). The submission of these forms is subject to additional conditions specified on such forms. In order to encourage the participation in the Annual General Meeting, ING has introduced the EVO Platform for the first time in the Annual General Meeting of 2014. The EVO Platform enables holders of depositary receipts to register online for the meeting, appoint a proxy or issue voting instructions to the ING Trust Office.

Main powers of the General Meeting

The main powers of the General Meeting are to decide on:

•	The appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association.

•	The adoption of the annual accounts.

•	The declaration of dividends, subject to the power of the Executive Board to allocate part of or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board which was approved by the Supervisory Board.

•	The appointment of the external auditor.

•	An amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board upon approval by the Supervisory Board.

•	The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which was approved by the Supervisory Board.

•	The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

Moreover, the approval of the General Meeting is required for Executive Board decisions that would be considered to greatly change the identity or nature of ING Group or its enterprise. This includes resolutions to transfer or otherwise assign all, or substantially all, of the enterprise of ING Group or its subsidiaries as a consequence of which such resolutions ING Group or the group of companies over which ING Group exercises control, would cease to engage in either insurance or banking activities.

Reporting

Resolutions adopted at a General Meeting are generally published on the website of ING Group within one week after the meeting. The draft minutes of the General Meeting are, in accordance with the Corporate Governance Code, made available to shareholders and holders of depositary receipts on the website of ING Group no later than three months after the meeting. Shareholders and holders of depositary receipts may react to the draft minutes in the following three months, after which the final minutes will be adopted by the chairman of the meeting in question and by a shareholder or holder of depositary receipts appointed by that meeting. The final minutes are made available on the website of ING Group. In a deviation from the provisions of the Corporate Governance Code, shareholders and holders of depositary receipts will not have the opportunity to react to the minutes of a General Meeting if a notarial report of the meeting is made, as this would be in conflict with the laws applicable to such notarial report.

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

The Board of ING Continuity Foundation currently comprises four members who are independent of ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent adviser or former permanent adviser to ING Group is on the Board of ING Continuity Foundation. The Board of ING Continuity Foundation appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group.

Depositary receipts

More than 99.9% of the issued ordinary shares are held by ING Trust Office (Stichting ING Aandelen). In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares. The depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged upon request of the holders of depositary receipts for non-listed ordinary shares, without any restriction, other than payment of an administrative fee of one eurocent (EUR 0.01) per depositary receipt with a minimum of 25 euros (EUR 25.00) per exchange transaction. The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and other distributions corresponding to the dividends and other distributions received by ING Trust Office on an ordinary share.

The Board of ING Trust Office currently comprises five members who are independent from ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent adviser or former permanent adviser to ING Group is on the Board of

ING Trust Office. The Board of ING Trust Office appoints its own members, without any requirement for approval by ING Group.

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

Share issuances are to be decided by the General Meeting, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights to existing shareholders. The powers delegated to the Executive Board are limited:

•	In time: powers are delegated for a period of 18 months.

•	By number: insofar as a sufficient number of unissued ordinary shares is available in the authorised capital, ordinary shares may be issued up to a maximum of 10% of the issued share capital, or, in the event of a merger or takeover or to safeguard or conserve the capital position of ING Group, up to a maximum of 20% of the issued capital.

•	In terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Approval by the General Meeting would be required for any share issuances exceeding these limits. The purpose of this delegation of authority is to allow ING Group to respond promptly to developments in the financial markets.

•	Without such delegation, if ING Group wished to issue new shares, there would be an increased risk that conditions in the financial markets may have changed during the time needed for convening a general meeting, especially due to the 42-day statutory convocation period. In view of the importance of flexibility with respect to the issuance of shares, the Executive Board and the Supervisory Board will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting.

•	In the General Meeting of 2014 the shareholders resolved to conditionally amend the Articles of Association in order to facilitate a possible spin-off of (a part of) NN Group by means of a repayment in kind without the need to call an extraordinary general meeting. As a consequence of this resolution the Executive Board may, subject to approval of the Supervisory Board, decide to spin-off (a part of) NN Group by increasing the issued share capital to facilitate a repayment in kind by subsequently reducing the issued share capital.

Transfer of shares and depositary receipts and transfer restrictions

Shares are transferred by means of a deed of transfer between the transferor and the transferee. To becomeeffective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of ordinary shares, whereas the transfer of cumulative preference shares is subject to prior approval of the Executive Board. The Articles of Association and the trust conditions for registered shares in the share capital of ING Group (“Trust Conditions”) do not restrict the transfer of depositary receipts for shares. ING Group is not aware of the existence of any agreement pursuant to which the transfer of ordinary shares or depositary receipts for such shares is restricted.

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

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, depositary receipts, American depositary shares or any other financial instrument whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group. The notification will be recorded in a public register which is held by the AFM.

ING Group is not aware of any investors (or potential shareholders) with an interest of 3% or more in ING Group other than the ING Trust Office, the ING Continuity Foundation and Blackrock Inc. as per year-end 2014. Pursuant to the Regulation (EU) no. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares, depositary receipts or American depositary receipts, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares, depositary receipts or American depositary receipts is required to notify, in accordance with the provisions of the above-mentioned Regulation:

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

CHANGE OF CONTROL PROVISIONS

Legal provisions

Pursuant to the terms of the Dutch Financial Supervision Act, a declaration of no objection from DNB until 4 November 2014 and after this date from the European Central Bank (ECB), must be obtained by anyone wishing to acquire or hold a participating interest of at least 10% in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

Change of control clauses in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated, in case of a change of control of ING Group following a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance agreements and futures and option trading agreements. Following a change of control of ING Group (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions.

Severance payments to members of the Executive Board

The contracts entered into with the members of the Executive Board provide for severance payments, which become due upon termination of the applicable Executive Board member’s contract in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. For purposes of calculating the amounts due, it is not relevant whether or not termination of the employment or commission contract is related to a public bid. Severance payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary, in line with the Corporate Governance Code.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

The General Meeting may resolve to amend the Articles of Association, provided that the resolution is adopted on a proposal of the Executive Board, which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least twothirds of the votes cast at a General Meeting, whereby at least two-thirds of the issued share capital is represented. An amendment of the Articles of Association has to be passed by notarial deed.

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

The Treaty provides for a complete exemption from withholding for dividends received by exempt pension trusts and other exempt organisations, as defined in the Treaty. Qualifying exempt pension trusts may claim the benefits of a reduced withholding tax rate pursuant to article 35 of the Treaty. Qualifying exempt pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organisations (other than qualifying exempt pension trusts) are subject to withholding at the rate of 15% and can only file for a refund of the tax withheld.

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

Taxes on income and capital gains

A U.S. Shareholder will not be subject to Netherlands income tax or corporation tax, other than the withholding tax described above, or capital gains tax, provided that:

•	such shareholder is not a resident or deemed resident and, in the case of an individual, has not elected to be treated as a resident of the Netherlands (on the basis of the legislation applicable up to and including 31 December 2014);

•	such shareholder does not have an enterprise or an interest in an enterprise, which in its entirety or in part carries on business in the Netherlands through a permanent establishment or a permanent representative or deemed permanent establishment to which or to whom the bearer receipts or ADSs are attributable; and

•	such shareholder is an individual, and income from a bearer receipt or ADS is not attributable to certain activities in the Netherlands performed by such shareholder other than business activities (for example, by the use of that individual’s special knowledge or activities performed by that individual with respect to the bearer receipts or ADSs as a result of which such individual can make a return on the bearer receipt or ADS that is in excess of the return on normal passive portfolio management).

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2014, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 2,550,196

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2014:

Category of expense reimbursed to ING	Amount Reimbursed for the year ended 31 December 2014
Investor relations, including upfront contribution	$2,550,196

Total	$2,550,196

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

On 16 March 2015 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to 16 March 2015.

Due to the listing of ING shares on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that the CEO (the chairman of the Executive Board) and the CFO of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting. ING Group has long-established Business Principles and a strong internal control culture, which all staff must adhere to. SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement which denotes that the Company’s internal control over financial reporting is effective as of 31 December 2014. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.

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

The Executive Board assessed the effectiveness of our internal control over financial reporting as of 31 December 2014. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013 framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over financial reporting is effective as of 31 December 2014.

Report of Independent Registered Public Accounting Firm

To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited ING Groep N.V.’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on ING Groep N.V.’s internal control over financial reporting based on our audit.

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

In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of 31 December 2014 and 2013, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2014 and our report dated 16 March 2015 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands, 16 March 2015

Ernst & Young Accountants LLP

Item 16A.	Audit Committee Financial Expert

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, NN Group N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2014, the members of the Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Isabel Martín Castellá, Carin Gorter and Robert Reibestein. The Supervisory Board has determined that Carin Gorter, in succession to Joost Kuiper, is a financial expert as referred to in the Corporate Governance Code, due to her relevant knowledge and experience. Carin Gorter was appointed as a member of the Supervisory Board on 13 May 2013.

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

At the Annual General Meeting held on 13 May 2013, Ernst & Young Accountants LLP (EY) was appointed to audit the financial statements of ING Group for the financial years 2014 and 2015, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group.

Furthermore, EY also audited and reported on the effectiveness of internal control over financial reporting on 31 December 2014.

ING Group has started a project with the objective of changing its external audit firm as of the financial year 2016 and will propose to the 2015 Annual General Meeting the appointment of KPMG Accountants as its auditor.

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Audit Committee and of the Risk Committee and attended and addressed the 2014 Annual General Meeting, wherein the external auditor was questioned on the audit opinion.

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

All other fees

Fees disclosed in Note 32 of Note 2.1 to the consolidated financial statements under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.

More information on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com).

Reference is made to Note 32 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2014, 2013 and 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2014 and 2013.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

In accordance with the requirements of the US Securities and Exchange Commission, ING Group, as a foreign private issuer whose securities are listed on the New York Stock Exchange (“NYSE”), must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under the NYSE listing standards. ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) with a two-tier board structure has an executive board as its management body and a supervisory board which advises and supervises the executive board. In general, members of the executive board are employees of the company while members of the supervisory board are not. The latter are often former state or business leaders and sometimes former members of the executive board. Members of the executive board and other officers or employees of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board. Under the Corporate Governance Code, all members of the supervisory board with the exception of not more than one person, should be independent. The definition of independence under the Corporate Governance Code, however, differs in its details from the definitions of independence under the NYSE listing standards. In some cases, the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board. Furthermore, a temporary committee, the Insurance Europe Committee, which was established on 1 October 2013, does not exist any more because of the sale of (part of) NN Group.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains a “comply-orexplain” principle, offering the possibility of deviating from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the General Meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Consistent with Dutch law, the board committees generally act only in an advisory capacity to the supervisory board and, for instance, ING’s compensation committee may not directly set the compensation of the CEO.

•	Dutch law requires that ING Group’s external auditors be appointed at the General Meeting and not by the Audit Committee.

•	The articles of association of ING Group (‘Articles of Association’) provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies which are subject to NYSE’s listing rules that require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III.

Item 18.	Consolidated Financial Statements

Reference is made to the Annual Report 2014 of ING Group, pages F-1 to F-239

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 20 May 2014

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated 2 September 2011 (incorporated by reference to Exhibit 1.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	First Supplemental Indenture, dated 18 July 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Second Supplemental Indenture, dated 12 December 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.4	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated 8 December 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 7 December 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated 4 October 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 3 October 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated 17 June 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 17 June 2008)

Exhibit 2.10	Terms and Conditions of the core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2008, File No. 1-14642 filed on 19 March 2009)

Exhibit 2.11	Term Sheet regarding core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on 4 February 2009)

Exhibit 4.1	ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on 22 October 2009 (incorporated by reference to Exhibit 2 of ING Groep N.V.’s Report on Form 6-K filed on 4 November 2011)

Exhibit 4.2	Annex I “Catalogue of Commitments” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (redacted; incorporated by reference to ING Groep N.V.‘s report on Form 6-K fumished on 22 August 2013)

Exhibit 4.3	Annex II “The Principles Applied to Intemal Wind Down Units in the Insurance Sector” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (incorporated by reference to ING Groep N.V. ‘s report on Form 6-K furnished on 22 August 2013)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf

ING Groep N.V. (Registrant)

	By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: 16 March 2015

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2014, 2013 and 2012 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

	2014	2013	2012
	Year ended 31 December
Return on equity of the banking operations*	7.5%	14.7%	8.3%
Return on equity of ING Group*	2.2%	11.0%	8.3%
Return on assets ING Group	0.1%	0.5%	0.3%
Equity to assets of ING Group	4.7%	3.9%	4.0%
Net interest margin of the banking operations	1.5%	1.4%	1.3%

*	net profit divided by average equity

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

The comparative amounts in this section for assets and liabilities include assets and liabilities of ING Vysya Bank Ltd. In the IFRS balance sheet of the year ended 31 December 2013 and of ING Direct USA, ING Direct Canada and ING Direct UK; in the IFRS balance sheet of the year ended 31 December 2012, ING Direct UK (2011: ING Direct USA) was presented as Assets and Liabilities held for sale.

ASSETS

	Interest-earning assets
	2014			2013			2012
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	16,032	72	0.5	11,996	48	0.4	11,885	100	0.8
foreign	30,578	330	1.1	25,859	264	1.0	22,750	352	1.6
Loans and advances
domestic	220,246	8,336	3.7	242,929	9,241	3.7	257,168	10,117	3.9
foreign	335,075	11,538	3.4	328,497	12,087	3.7	358,548	14,240	4.0
Interest-earning securities(1)
domestic	33,374	634	1.9	26,608	659	2.5	22,320	640	2.9
foreign	76,955	2,006	2.6	69,588	2,185	3.1	78,141	2,821	3.6
Other interest-earning assets
domestic	14,692	106	0.7	19,060	96	0.5	34,571	163	0.5
foreign	15,796	164	1.0	19,284	125	0.7	20,831	158	0.8

Total	742,748	23,186	3.1	743,821	24,705	3.3	806,214	28,591	3.6
Non-interest earning assets	38,177			37,305			38,222
Derivatives assets	39,907			50,978			70,901

Total assets(1)	820,832			832,104			915,337

Percentage of assets applicable to foreign operations		65.2%			62.5%			60.8%
Interest income on derivatives		25,138			26,871			31,617
other		614			929			1,089

Total interest income		48,938			52,505			61,297

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2014			2013			2012
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	3,336	23	0.7	4,450	39	0.9	18,252	166	0.9
foreign	9,782	281	2.9	10,017	356	3.6	13,144	391	3.0
Demand deposits(5)
domestic	41,957	134	0.3	42,236	141	0.3	42,190	168	0.4
foreign	54,437	95	0.2	49,390	131	0.3	46,396	157	0.3
Time deposits(5)
domestic	31,266	95	0.3	30,418	129	0.4	29,623	325	1.1
foreign	18,972	251	1.3	20,866	267	1.3	20,381	365	1.8
Savings deposits(5)
domestic	88,149	1,168	1.3	87,418	1,457	1.7	79,677	1,834	2.3
foreign	239,101	3,374	1.4	233,016	4,157	1.8	248,637	5,686	2.3
Short term debt
domestic	17,486	63	0.4	19,167	73	0.4	34,470	260	0.8
foreign	24,091	182	0.8	22,055	253	1.1	29,801	465	1.6
Long term debt
domestic	75,319	2,277	3.0	78,864	2,530	3.2	73,306	2,432	3.3
foreign	18,220	575	3.2	18,938	740	3.9	27,840	1,150	4.1
Subordinated liabilities
domestic	16,689	717	4.3	16,099	706	4.4	17,069	746	4.4
foreign	438	30	6.8	610	33	5.5	904	40	4.4
Other interest-bearing
liabilities
domestic	18,340	29	0.2	20,844	27	0.1	33,909	115	0.3
foreign	46,908	318	0.7	47,567	368	0.8	49,830	515	1.0

Total	704,494	9,612	1.4	701,955	11,407	1.6	765,429	14,815	1.9
Non-interest bearing liabilities	42,336			42,603			42,101
Derivatives liabilities	42,504			54,694			75,343

Total Liabilities	789,334			799,252			882,873
Group Capital	31,498			32,852			32,464

Total liabilities and capital	820,832			832,104			915,337

Percentage of liabilities applicable to foreign operations		62.3%			60.3%			58.8%
Other interest expense:
interest expenses on derivatives		26,024			28,122			33,117
other		926			1,188			1,397

Total interest expense		36,562			40,717			49,329

Total net interest result		12,376			11,788			11,968

(5)	These captions do not include deposits from banks.

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

	2014 over 2013 Increase (decrease) due to changes in			2013 over 2012 Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	16	8	24	1	-53	-52
foreign	48	18	66	48	-136	-88
Loans and advances
domestic	-832	-73	-905	-606	-270	-876
foreign	242	-791	-549	-1,194	-959	-2,153
Interest-earning securities
Domestic	168	-193	-25	123	-104	19
foreign	231	-410	-179	-309	-327	-636
Other interest-earning assets
domestic	-22	32	10	-73	6	-67
foreign	-23	62	39	-12	-21	-33
Interest income
domestic	-670	-226	-896	-555	-421	-976
foreign	498	-1,121	-623	-1,467	-1,443	-2,910

Total	-172	-1,347	-1,519	-2,022	-1,864	-3,886

Other interest income			-2,048			-4,906

Total interest income			-3,567			-8,792

The following table shows the interest spread and net interest margin for the past two years.

	2014	2013
	Average rate %	Average rate %
Interest spread
Domestic	1.6	1.6
Foreign	1.8	1.7
Total	1.7	1.7

Net interest margin
Domestic	1.6	1.6
Foreign	1.9	1.9
Total	1.8	1.8

	2014 over 2013			2013 over 2012
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	-10	-6	-16	-125	-2	-127
foreign	-8	-67	-75	-93	58	-35
Demand deposits
domestic	-1	-6	-7		-27	-27
foreign	13	-49	-36	10	-36	-26
Time deposits
domestic	4	-39	-35	9	-205	-196
foreign	-24	9	-15	9	-107	-98
Savings deposits
domestic	12	-301	-289	178	-555	-377
foreign	109	-892	-783	-357	-1,172	-1,529
Short term debt
domestic	-6	-4	-10	-116	-71	-187
foreign	23	-94	-71	-121	-91	-212
Long term debt
domestic	-114	-139	-253	184	-86	98
foreign	-28	-137	-165	-368	-42	-410
Subordinated liabilities
domestic	26	-15	11	-42	2	-40
foreign	-9	5	-4	-13	6	-7
Other interest-bearing liabilities
domestic	-3	5	2	-44	-44	-88
foreign	-5	-46	-51	-23	-124	-147
Interest expense
domestic	-92	-505	-597	44	-988	-944
foreign	71	-1,271	-1,200	-956	-1,508	-2,464

Total	-21	-1,776	-1,797	-912	-2,496	-3,408

Other interest expense			-2,358			-5,204

Total interest expense			-4,155			-8,612

Net interest
domestic	-578	279	-299	-599	567	-32
Foreign	427	150	577	-511	65	-446

Net interest	-151	429	278	-1,110	632	-478

Other net interest result			310			298

Net interest result			588			-180

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2014	2013	2012
	(EUR millions)
Debt securities available for sale
Dutch government	9,599	11,465	8,285
German government	17,413	11,240	10,889
Central banks	842	910	808
Belgian government	8,256	10,003	10,170
Other governments	30,055	19,919	18,660
Corporate debt securities
Banks and financial institutions	21,009	19,160	20,649
Other corporate debt securities	1,935	1,576	900
U.S. Treasury and other U.S. Government agencies	2,875	3	3
Other debt securities	699	962	1,281

Total debt securities available for sale	92,683	75,238	71,645

Debt securities held to maturity
Dutch government
German government			100
Other governments	315	50	230
Banks and financial institutions	1,567	2,693	5,859
Other corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	357	355	356

Total debt securities held to maturity	2,239	3,098	6,545

Shares and convertible debentures	2,718	1,645	2,634
Land and buildings (1)	1,100	1,198	1,356

Total	98,740	81,179	82,180

(1)	Including commuted ground rents

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

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities available for sale
Dutch government	496		1,940		7,163
German government	1,146		4,415		11,754
Belgian government	864		4,965		2,222
Central banks	842
Other governments	4,296		12,941		10,629
Banks and financial institutions	2,605		10,902		7,456
Corporate debt securities	51		1,255		629
U.S. Treasury and other U.S. Government agencies			2,048		1
Other debt securities	16		16		70

Total debt securities available for sale	11,141	1.8	38,482	2.9	39,924	2.6

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities available for sale
Dutch government			9,599
German government	98		17,413
Belgian government	205		8,256
Central banks			842
Other governments	2,189		30,055
Banks and financial institutions	46		21,009
Corporate debt securities			1,935
U.S. Treasury and other U.S. Government agencies	1		2,875
Other debt securities	597		699

Total debt securities available for sale	3,136	3.3	92,683

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities held to maturity
Dutch government
German government
Belgian government
Central banks
Other governments			315
Banks and financial institutions	1,224		343
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities					263

Total debt securities held to maturity	1,224	1.3	658	4.0	263	0.7

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities held to maturity
Dutch government
German government
Belgian government
Central banks
Other governments			315
Banks and financial institutions			1,567
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	94		357

Total debt securities held to maturity	94	0.6	2,239

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2014, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2014
	Book value	Market value
	(EUR millions)
Dutch government	9,599	9,599
German government	17,413	17,413
Belgium government	8,256	8,256

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2014	2013
	(EUR millions)
Loans past due 90 days	12,300	12,855
Other impaired loans	2,647	3,066

Total impaired loans (loans with a loan loss provision)	14,947	15,921
Potential problem loans	7,893	8,455

Total Impaired loans and potential problem loans	22,840	24,376
Loans neither impaired nor potential problem loans	533,421	529,021

Total	556,261	553,397

This amount is presented in the balance sheet as:
Amounts due from Banks	36,016	40,906
Loans and advances to customers	520,245	512,491

Total	556,261	553,397

Loan loss provisions included in:
Amounts due from Banks	6	19
Loans and advances to customers	5,989	6,135

Total loan loss provisions	5,995	6,154

Loans and advances by customer type:	2014	2013
Loans secured by public authorities	45,398	44,251
Loans secured by mortgages	282,731	287,238
Loans guaranteed by credit institutions	1,997	4,143
Personal lending	28,393	26,752
Asset backed securities excluding MBS	5,318	6,336
Corporate loans	156,408	143,771

Total	520,245	512,491

Loan loss provisions by customer type:	2014	2013
Loans secured by public authorities	2	2
Loans secured by mortgages	1,862	1,896
Loans guaranteed by credit institutions	8	21
Personal lending	870	811
Mortgage backed securities (MBS)		0
Asset backed securities excluding MBS	2	142
Corporate loans	3,251	3,424

Total	5,995	6,154

Increase in Loan loss provision by customer type:	2014	2013
Loans secured by public authorities		0
Loans secured by mortgages	-34	308
Loans guaranteed by credit institutions	-13	-9
Personal lending	59	17
Mortgage backed securities (MBS)		0
Asset backed securities excluding MBS	-140	-76
Corporate loans	-31	409

Total	-159	649

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	1,594	2,289
Write-offs and other	-1,753	-1,640

Total	-159	649

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2014	2013	2012	2011	2010
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	26,504	29,132	35,857	29,281	28,671
Loans secured by mortgages	133,352	139,475	153,594	162,735	157,671
Loans to or guaranteed by credit institutions	11,835	11,670	14,641	14,130	14,704
Other private lending	4,852	4,848	5,029	5,012	5,125
Mortgage backed securities (MBS)			0	0	0
Asset backed securities excluding MBS			0	0	0
Other corporate lending	40,878	43,907	42,891	50,603	53,784

Total domestic offices	217,421	229,032	252,012	261,761	259,955

By foreign offices:
Loans guaranteed by public authorities	18,894	15,119	14,917	25,867	27,282
Loans secured by mortgages	149,379	147,763	152,369	160,404	172,802
Loans to or guaranteed by credit institutions	26,178	33,378	28,824	37,817	43,016
Other private lending	23,541	21,904	19,550	19,389	16,618
Asset backed securities excluding MBS	5,318	6,336	7,044	13,328	18,605
Other corporate lending	115,530	99,865	104,644	103,706	100,724

Total foreign offices	338,840	324,365	327,348	360,511	379,047

Total gross loans and advances to banks and customers	556,261	553,397	579,360	622,272	639,002

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of 31 December 2014.

	1 year or less	1 year to 5 years	After 5 years	Total
		(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	1,065	2,966	22,473	26,504
Loans secured by mortgages	8,940	21,627	102,785	133,352
Loans guaranteed by credit institutions	9,733	1,584	518	11,835
Other private lending	2,461	644	1,747	4,852
Asset backed securities excluding MBS
Other corporate lending	21,113	14,461	5,304	40,878

Total domestic offices	43,312	41,282	132,827	217,421

By foreign offices:
Loans guaranteed by public authorities	8,801	5,232	4,861	18,894
Loans secured by mortgages	15,997	37,175	96,207	149,379
Loans guaranteed by credit institutions	22,087	3,821	270	26,178
Other private lending	10,370	8,644	4,527	23,541
Asset backed securities excluding MBS	117	691	4,510	5,318
Other corporate lending	43,304	45,227	26,999	115,530

Total foreign offices	100,676	100,790	137,374	338,840

Total gross loans and advances to banks and customers	143,988	142,072	270,201	556,261

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2014.

	1 year or less	Over 1 year	Total
	(EUR millions)
Non-interest earning	4,874	1,255	6,129
Fixed interest rate	63,112	61,044	124,156
Semi-fixed interest rate(1)	19,541	197,329	216,870
Variable interest rate	56,461	152,645	209,106

Total	143,988	412,273	556,261

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2014:

Total outstanding
Private Individuals	40.9%

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

As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2014	2013	2012	2011	2010
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	6,772	8,088	6,367	5,292	5,758
Foreign	5,528	4,767	3,734	3,531	4,705

Total loans past due 90 days and still accruing interest	12,300	12,855	10,101	8,823	10,463

As of 31 December 2014, EUR 12,180 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 14,827 million as of 31 December 2014.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2014	2013	2012	2011	2010
	(EUR millions)
Troubled debt restructurings:
Domestic	112	813	781	276	366
Foreign	304	742	476	743	2,165

Total troubled debt restructurings	416	1,555	1,257	1,019	2,531

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2014 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2014.

	Year ended 31 December 2014
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	3	6	9
Interest income recognized in the profit and loss account	2	5	7

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 7,893 million as of 31 December 2014. Of this total, EUR 4,965 million relates to domestic loans and EUR 2,928 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2014, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2014, 2013 and 2012 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended 31 December 2014
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	481	10,575	4,730	1,012	16,798	5,159
United States	2,898	6,568	4,409	1,834	15,709	13,354
France	8,259	11,213	2,641	1,181	23,294	6,539
Germany	8,643	1,653	1,941	2,791	15,028	7,389
China	193	7,940	1,701	2,736	12,570	479

	Year ended 31 December 2013
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	44	22,158	2,109	752	25,063	4,072
United States	150	5,910	5,469	4,426	15,954	9,706
France	5,106	12,091	2,620	643	20,460	6,773
Germany	5,900	2,062	1,868	3,502	13,332	7,290

	Year ended 31 December 2012
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	6,160	9,522	15,946	715	32,343	3,817
United States	5	3,361	5,581	4,808	13,756	10,853
France	5,197	7,842	2,933	886	16,858	2,733
Germany	7,580	2,261	2,453	3,244	15,838	6,724

As of 31 December 2014 Belgium, Switzerland, Turkey, Russia and Canada has cross-border outstandings between 0.65% and 0.90% of total assets and Italy, Spain and Luxembourg had cross-border outstandings between 0.40% and 0.65%.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

IFRS-IASB	Calendar period
	2014	2013	2012	2011	2010
	(EUR millions)
Balance on 1 January	6,154	5,505	4,950	5,195	4,399
Change in the composition of the Group	-170	-20	-13	-3
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	-435	-301	-144	-129	-86
Loans to or guaranteed by credit institutions	-12	-5	-5	-14	-30
Other private lending	-50	-34	-47	-56	-65
Other corporate lending	-483	-569	-601	-343	-277
Foreign:
Loans guaranteed by public authorities			-18	-6	-8
Loans secured by mortgages	-90	-54	-64	-50	-56
Loans to or guaranteed by credit institutions		-3		-3	-5
Other private lending	-124	-167	-133	-452	-404
Other corporate lending	-535	-476	-670	-251	-235

Total charge-offs	-1,729	-1,609	-1,682	-1,304	-1,166
Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	36	34	35	36	23
Loans to or guaranteed by credit institutions
Other private lending	13	7	12	11	29
Other corporate lending	9	22	37	28	9
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	6	4	1	1	1
Loans to or guaranteed by credit institutions					3
Other private lending	31	31	30	29	29
Other corporate lending	9	18	27	7	11

Total recoveries	104	116	142	112	105

Net charge-offs	-1,625	-1,493	-1,540	-1,192	-1,061
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	1,636	2,162	2,108	950	1,857

Balance on 31 December	5,995	6,154	5,505	4,950	5,195

Ratio of net charge-offs to average loans and advances to banks and customers	0.29%	0.26%	0.25%	0.19%	0.17%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2014		2013		2012		2011		2010
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		4.76	0	5.26	0	6.20	1	4.68	0	4.47
Loans secured by mortgages	1,069	23.97	1,265	25.20	878	26.55	503	26.91	416	25.24
Loans to or guaranteed by credit institutions		2.13	0	2.11	0	2.94	4	2.25	17	2.29
Other private lending	169	0.87	139	0.88	144	0.87	119	0.80	131	0.80
Other corporate lending	1,820	7.35	1,566	7.93	1,423	7.62	1,375	7.75	1,385	8.13

Total domestic	3,058	39.09	2,970	41.39	2,445	44.18	2,002	42.39	1,949	40.93
Foreign:
Loans guaranteed by public authorities	2	3.40	2	2.73	2	2.57	2	4.13	3	4.25
Loans secured by mortgages	793	26.85	631	26.70	710	26.28	712	25.63	1,183	26.93
Loans to or guaranteed by credit institutions	8	4.71	21	6.03	30	4.56	5	6.05	6	6.7
Other private lending	701	4.23	672	3.96	650	3.37	596	3.10	536	2.59
Mortgage backed securities	2	0.96	142	1.44	76	1.22	2	2.13	0	2.37
Other corporate lending	1,431	20.77	1,716	18.05	1,592	17.82	1,631	16.57	1,518	16.23

Total foreign	2,937	60.91	3,184	58.61	3,060	55.82	2,948	57.61	3,246	59.07

Total	5,995	100.00	6,154	100.00	5,505	100.00	4,950	100.00	5,195	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 1.9% to EUR 509,195 million in 2014, compared to 2013 (EUR 499,808). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 23% of the category ‘Debt securities’ (21% at the end of 2013). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2014		2013		2012
	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %
Deposits by banks
In domestic offices:
Demand —non-interest bearing	2,452		2,064		1,637
—interest bearing	675	1.5	583	1.4	2,367	0.9
Time	3,300	0.7	4,378	0.9	18,059	0.9
Other	2,436	0.7	3,850	0.9	8,556	2.8

Total domestic offices	8,863		10,875		30,619
In foreign offices:
Demand —non-interest bearing	1,698		1,235		1,849
—interest bearing	4,205	1.2	4,951	1.4	6,034	1.2
Time	9,486	2.9	9,800	3.6	12,667	3.0
Other	6,278	0.7	7,347	1.1	11,559	1.3

Total foreign offices	21,667		23,333		32,109

Total deposits by banks	30,530		34,208		62,728

Customer accounts
In domestic offices:
Demand —non-interest bearing	683		777		922
—interest bearing	44,756	0.3	44,406	0.3	45,226	0.4
Savings	87,951	1.1	87,370	1.3	79,612	2.3
Time	31,267	1.0	30,415	1.4	29,619	1.1
Other	878	2.3	1,475	3.6	2,959	1.0

Total domestic offices	165,535		164,443		158,338
In foreign offices:
Demand —non-interest bearing	4,094		5,976		6,865
—interest bearing	59,506	0.3	53,455	0.4	48,118	0.5
Savings	238,892	1.3	230,175	1.8	256,425	2.5
Time	18,687	3.0	20,407	1.5	20,102	1.8
Other	878	1.3	1,196	2.0	7,066	2.6

Total foreign offices	322,057		311,209		338,576

Total customers accounts	487,592		475,652		496,914

Debt securities
In domestic offices:
Debentures	71,821	2.6	76,418	2.7	68,554	3.1
Certificates of deposit	15,660	0.4	15,671	0.4	26,819	0.7
Other	773	0.0	3,239	0.4	7,676	0.8

Total domestic offices	88,254		95,328		103,049
In foreign offices:
Debentures	7,954	3.7	9,119	4.5	11,758	4.9
Certificates of deposit	10,601	1.2	10,637	1.9	13,885	2.4
Other	5,486	3.3	11,709	1.7	20,575	1.4

Total foreign offices	24,041		31,465		46,218

Total debt securities	112,295		126,793		149,267

For the years ended 31 December 2014, 2013 and 2012 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 40,301 million EUR 42,463 million and EUR 31,728 million, respectively.

On 31 December 2014, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000 was

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	9,414	61.9	21,525	78.5
6 months or less but over 3 months	2,000	13.2	4,287	15.6
12 months or less but over 6 months	3,791	24.9	1,278	4.7
Over 12 months		0.0	336	1.2

Total	15,205	100.0	27,426	100.0

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2014.

(EUR millions)
Time certificates of deposit	7,717
Other time deposits	35,681

Total	43,398

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2014	2013	2012
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	11,868	13,405	14,323
Monthly average balance outstanding during the year	15,368	13,350	23,150
Maximum balance outstanding at any period end during the year	17,670	17,022	27,715
Weighted average interest rate during the year	0.28%	0.52%	0.82%
Weighted average interest rate on balance at the end of the year	0.37%	0.52%	1.32%

Securities sold under repurchase agreements:
Balance at the end of the year	39,441	36,212	26,573
Monthly average balance outstanding during the year	45,029	45,600	55,365
Maximum balance outstanding at any period end during the year	56,658	56,758	72,901
Weighted average interest rate during the year	0.39%	0.47%	0.72%
Weighted average interest rate on balance at the end of the year	0.45%	0.59%	1.50%

Index to the consolidated financial statements

Report of independent registered public accounting firm	F – 2

Consolidated balance sheet	F – 3

Consolidated profit and loss account	F – 4

Consolidated statement of comprehensive income	F – 6

Consolidated statement of cash flows	F – 7

Consolidated statement of changes in equity	F – 9

Accounting policies for the consolidated annual accounts	F – 11

Notes to the consolidated annual accounts	F – 32

Risk management	F – 146

Capital management	F – 221

Supplemental information	F – 228

Glossary	F – 240

F-1	ING Group Annual Report on Form 20-F 2014

Report of independent registered

public accounting to firm

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V., as of 31 December 2014 and 2013, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2014. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements are the responsibility of ING Group N.V.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. as at 31 December 2014 and 2013, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 16 March 2015 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

16 March 2015

Ernst & Young Accountants LLP

ING Group Annual Report on Form 20-F 2014	F-2

Consolidated balance sheet

as at 31 December

amounts in millions of euros	2014	2013	2012
ASSETS
Cash and balances with central banks 2	12,233	13,316	17,657
Amounts due from banks 3	37,119	42,996	39,053
Financial assets at fair value through profit and loss 4
– trading assets	136,959	114,247	116,245
– investments for risk of policyholders		39,589	98,765
– non-trading derivatives	4,384	8,546	13,951
– designated as at fair value through profit and loss	2,756	2,790	4,760
Investments 5
– available-for-sale	95,402	137,897	193,584
– held-to-maturity	2,239	3,098	6,545
Loans and advances to customers 6	512,433	526,957	556,881
Reinsurance contracts 18		252	5,290
Investments in associates and joint ventures 7	953	2,022	2,461
Real estate investments 8	80	1,046	1,190
Property and equipment 9	2,100	2,446	2,674
Intangible assets 10	1,655	1,841	2,639
Deferred acquisition costs 11		1,353	4,549
Assets held for sale 12	165,427	156,884	65,596
Other assets 13	13,966	21,339	26,210

Total assets	987,706	1,076,619	1,158,050
EQUITY 14
Shareholders’ equity (parent)	46,634	42,275	46,457
Non-voting equity securities		1,500	2,250

	46,634	43,775	48,707
Minority interests	8,047	5,913	1,643

Total equity	54,681	49,688	50,350
LIABILITIES
Subordinated loans 15	6,861	6,889	8,786
Debt securities in issue 16	126,352	127,727	143,436
Other borrowed funds 17	11,297	13,706	16,723
Insurance and investment contracts 18		111,769	229,950
Amounts due to banks 19	29,999	27,200	38,704
Customer deposits and other funds on deposit 20	483,871	474,312	454,930
Financial liabilities at fair value through profit and loss 21
– trading liabilities	97,091	73,491	83,652
– non-trading derivatives	6,040	11,155	18,752
– designated as at fair value through profit and loss	13,551	13,855	13,399
Liabilities held for sale 12	142,106	146,401	67,497
Other liabilities 22	15,857	20,426	31,871

Total liabilities	933,025	1,026,931	1,107,700

Total equity and liabilities	987,706	1,076,619	1,158,050

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11.

The comparison of the balance sheets is impacted by the classification of businesses as held for sale and discontinued operations. For further information, reference is made to the section ‘Other significant changes in 2014’ on page F-14.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

F-3	ING Group Annual Report on Form 20-F 2014

Consolidated profit and loss account

for the years ended 31 December

amounts in millions of euros	2014	2014	2013	2013	2012	2012
Continuing operations
Interest income banking operations	48,163		51,394		60,003
Interest expense banking operations	–35,859		–39,693		–48,119

Interest result banking operations 23		12,304		11,701		11,884
Investment income 24		236		351		607
Result on disposals of group companies 25		195		27		1,604
Gross commission income	3,297		3,303		3,024
Commission expense	–1,004		–1,099		–977

Commission income 26		2,293		2,204		2,047
Valuation results on non-trading derivatives 27		–641		2,010		–1,836
Net trading income 28		592		483		1,122
Share of result from associates and joint ventures 7		138		150		102
Other income 29		97		170		–376

Total income		15,214		17,096		15,154
Addition to loan loss provisions 6		1,594		2,289		2,125
Intangible amortisation and other impairments 30		88		136		203
Staff expenses 31		5,788		4,920		4,703
Other operating expenses 32		4,383		3,778		4,738

Total expenses		11,853		11,123		11,769

Result before tax from continuing operations		3,361		5,973		3,385
Taxation 42		859		1,498		856

Net result from continuing operations		2,502		4,475		2,529
Discontinued operations 33
Net result from discontinued operations		667		705		1,001
Net result from classification as discontinued operations		–470		–42		–394
Net result from disposal of discontinued operations		–1,572		17		752

Total net result from discontinued operations		–1,375		680		1,359

Net result from continuing and discontinued operations (before minority interests)		1,127		5,155		3,888

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11 and the classification of NN Group as held for sale and discontinued operations. Reference is made to Note 33 ‘Discontinued operations’ and Note 57 ‘Other events’.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

ING Group Annual Report on Form 20-F 2014	F-4

Consolidated profit and loss account continued

amounts in millions of euros	2014	2013	2012
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent	963	4,890	3,727
Minority interests	164	265	161

	1,127	5,155	3,888
Net result from continuing operations attributable to:
Equityholders of the parent	2,423	4,395	2,447
Minority interests	79	80	82

	2,502	4,475	2,529
Net result from discontinued operations attributable to:
Equityholders of the parent	–1,460	495	1,280
Minority interests	85	185	79

	–1,375	680	1,359

amounts in euros	2014	2013	2012
Earnings per ordinary share 34
Basic earnings per ordinary share	0.06	1.14	0.81
Diluted earnings per ordinary share	0.06	1.14	0.81
Earnings per ordinary share from continuing operations 34
Basic earnings per ordinary share from continuing operations	0.44	1.01	0.47
Diluted earnings per ordinary share from continuing operations	0.43	1.01	0.47
Earnings per ordinary share from discontinued operations 34
Basic earnings per ordinary share from discontinued operations	–0.37	0.13	0.34
Diluted earnings per ordinary share from discontinued operations	–0.36	0.13	0.34
Dividend per ordinary share 35	0.12	0.00	0.00

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11 and the classification of NN Group as held for sale and discontinued operations. Reference is made to Note 33 ‘Discontinued operations’ and Note 57 ‘Other events’.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

F-5	ING Group Annual Report on Form 20-F 2014

Consolidated statement of

comprehensive income

for the years ended 31 December

amounts in millions of euros	2014	2013	2012
Net result from continuing and discontinued operations	1,127	5,155	3,888
Other comprehensive income
Items that will not be reclassified to the profit and loss account:
Remeasurement of the net defined benefit asset/liability 41	–289	–942	–3,221
Unrealised revaluations property in own use	–30	–7	–22
Items that may be reclassified subsequently to the profit and loss account:
Unrealised revaluations available-for-sale investments and other	6,981	–6,159	7,070
Realised gains/losses transferred to the profit and loss account	–139	–79	–840
Changes in cash flow hedge reserve	2,394	–827	737
Transfer to insurance liabilities/DAC	–2,146	1,944	–2,181
Share of other comprehensive income of associates and joint ventures	43	6	29
Exchange rate differences and other	2,374	–1,468	–822

Total comprehensive income	10,315	–2,377	4,638
Comprehensive income attributable to:
Equityholders of the parent	9,049	–2,405	4,401
Minority interests	1,266	28	237

	10,315	–2,377	4,638

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11.

Reference is made to Note 42 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

ING Group Annual Report on Form 20-F 2014	F-6

Consolidated statement of cash flows

amounts in millions of euros		2014	2013	2012
Result before tax (1)		2,231	6,705	4,826
Adjusted for:	– depreciation	692	765	777
	– deferred acquisition costs and value of business acquired	–53	1,282	–484
	– change in provisions for insurance and investment contracts	–3,527	–8,503	–3,174
	– addition to loan loss provisions	1,594	2,289	2,125
	– other	2,267	2,929	4,575
Taxation paid		–1,073	–1,656	–745
Changes in:	– amounts due from banks, not available on demand	3,360	–9,400	5,272
	– trading assets	–23,676	651	7,367
	– non-trading derivatives	–3,022	–2,151	–1,779
	– other financial assets at fair value through profit and loss	–553	1,899	–2,417
	– loans and advances to customers	–13,450	4,284	1,387
	– other assets	246	2,542	–596
	– amounts due to banks, not payable on demand	3,353	–10,266	–26,459
	– customer deposits and other funds on deposit	19,015	25,585	27,718
	– trading liabilities	23,855	–10,172	–24,031
	– other financial liabilities at fair value through profit and loss	–1,018	–3,429	–1,376
	– other liabilities	1,778	–11,772	–2,246

Net cash flow from/(used in) operating activities		12,019	–8,418	–9,260
Investments and advances:	– associates and joint ventures	–528	–68	–26
	– available-for-sale investments	–85,799	–132,318	–143,681
	– held-to-maturity investments	–315
	– real estate investments	–483	–200	–60
	– property and equipment	–375	–388	–423
	– assets subject to operating leases	–34	–82
	– investments for risk of policyholders	–20,598	–56,008	–67,986
	– other investments	–6,348	–343	–369
Disposals and redemptions:	– group companies (including cash in company disposed)	–1,216	–4,638	–6,536
	– associates and joint ventures	2,505	462	92
	– available-for-sale investments	69,444	129,243	137,418
	– held-to-maturity investments	1,172	3,439	2,308
	– real estate investments	192	265	290
	– property and equipment	55	61	71
	– assets subject to operating leases	3
	– investments for risk of policyholders	28,003	65,528	72,201
	– loans	1,167	4,309	7,268
	– other investments	5,736	7	9

Net cash flow from/(used in) investing activities 36		–7,419	9,269	576
Repayments of subordinated loans		–375	–1,470	–10
Proceeds from borrowed funds and debt securities		146,714	156,663	332,492
Repayments of borrowed funds and debt securities		–151,471	–164,738	–333,165
Repayment of non-voting equity securities		–1,500	–750	–750
Repurchase premium (2)		–750	–375	–375
Payments to acquire treasury shares		–31		–17
Sales of treasury shares		17	119	160
Proceeds of IPO NN Group 14		1,747
Proceeds of IPO Voya 14			1,848
Proceeds from issuance of Undated Subordinated Notes		986

Net cash flow from/(used in) financing activities		–4,663	–8,703	–1,665

Net cash flow 37		–63	–7,852	–10,349
Cash and cash equivalents at beginning of year		17,180	24,150	34,280
Effect of exchange rate changes on cash and cash equivalents		–4	882	219

Cash and cash equivalents at end of year 38		17,113	17,180	24,150

(1)	Result before tax includes results from continuing operations of EUR 3,361 million (2013: EUR 5,973 million; 2012: EUR 3,385 million) as well as results from discontinued operations of EUR –1,130 million (after tax EUR –1,375 million), for 2013 EUR 732 million (after tax EUR 680 million) and for 2012 EUR 1,441 million (after tax EUR 1,359 million).
(2)	2014 includes the repurchase premium paid on the repayment of EUR 1,500 million (2013: EUR 750 million; 2012: EUR 750 million) non-voting equity securities.

F-7	ING Group Annual Report on Form 20-F 2014

Consolidated statement of cash flows continued

As at 31 December 2014 Cash and cash equivalents includes cash and balances with central banks of EUR 12,233 million (2013: EUR 13,316 million; 2012: EUR 17,657 million). Reference is made to Note 38 ‘Cash and cash equivalents’.

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11.

References relate to the notes starting on page F-32. These form an integral part of the consolidated annual accounts.

ING Group Annual Report on Form 20-F 2014	F-8

Consolidated statement of changes

in equity

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity parent	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2012 (before change in accounting policy)	919	16,034	25,874	42,827	3,000	777	46,604
Effect of change in accounting policy			–671	–671			–671

Balance as at 1 January 2012 (after change in accounting policy)	919	16,034	25,203	42,156	3,000	777	45,933
Remeasurement of the net defined benefit asset/liability 41			–3,221	–3,221			–3,221
Unrealised revaluations property in own use			–22	–22			–22
Unrealised revaluations available-for-sale investments and other			7,061	7,061		9	7,070
Realised gains/losses transferred to the profit and loss account			–840	–840			–840
Changes in cash flow hedge reserve			718	718		19	737
Transfer to insurance liabilities/DAC			–2,181	–2,181			–2,181
Share of other comprehensive income of associates and joint ventures			29	29			29
Exchange rate differences and other			–870	–870		48	–822

Total amount recognised directly in equity (other comprehensive income)			674	674		76	750
Net result from continuing and discontinued operations			3,727	3,727		161	3,888

Total comprehensive income			4,401	4,401		237	4,638
Employee stock option and share plans			7	7		1	8
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Changes in the composition of the group and other			13	13		634	647
Dividends						–6	–6
Purchase/sale of treasury shares			255	255			255

Balance as at 31 December 2012	919	16,034	29,504	46,457	2,250	1,643	50,350
Remeasurement of the net defined benefit asset/liability 41			–905	–905		–37	–942
Unrealised revaluations property in own use			–7	–7			–7
Unrealised revaluations available-for-sale investments and other			–6,421	–6,421		262	–6,159
Realised gains/losses transferred to the profit and loss account			–114	–114		35	–79
Changes in cash flow hedge reserve			–812	–812		–15	–827
Transfer to insurance liabilities/DAC			2,200	2,200		–256	1,944
Share of other comprehensive income of associates and joint ventures			6	6			6
Exchange rate differences and other			–1,242	–1,242		–226	–1,468

Total amount recognised directly in equity (other comprehensive income)			–7,295	–7,295		–237	–7,532
Net result from continuing and discontinued operations			4,890	4,890		265	5,155

Total comprehensive income			–2,405	–2,405		28	–2,377
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Dividends						–13	–13
Impact of IPO Voya 14			–2,526	–2,526		4,348	1,822
Purchase/sale of treasury shares			378	378			378
Employee stock option and share plans	2	4	–84	–78		19	–59
Changes in the composition of the group and other changes			824	824		–112	712

Balance as at 31 December 2013	921	16,038	25,316	42,275	1,500	5,913	49,688

F-9	ING Group Annual Report on Form 20-F 2014

Consolidated statement of changes in equity continued

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity parent	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2014	921	16,038	25,316	42,275	1,500	5,913	49,688
Remeasurement of the net defined benefit asset/liability 41			–254	–254		–35	–289
Unrealised revaluations property in own use			–30	–30			–30
Unrealised revaluations available-for-sale investments and other			5,503	5,503		1,478	6,981
Realised gains/losses transferred to the profit and loss account			–133	–133		–6	–139
Changes in cash flow hedge reserve			2,001	2,001		393	2,394
Transfer to insurance liabilities/DAC			–1,428	–1,428		–718	–2,146
Share of other comprehensive income of associates and joint ventures			43	43			43
Exchange rate differences and other			2,384	2,384		–10	2,374

Total amount recognised directly in equity (other comprehensive income)			8,086	8,086		1,102	9,188
Net result from continuing and discontinued operations			963	963		164	1,127

Total comprehensive income			9,049	9,049		1,266	10,315
Impact of issuance Undated Subordinated Notes						986	986
Repayment of non-voting equity securities					–1,500		–1,500
Repurchase premium			–750	–750			–750
Dividends						–44	–44
Impact of deconsolidation of Voya			87	87		–5,100	–5,013
Impact of IPO NN Group 14			–4,263	–4,263		5,397	1,134
Purchase/sale of treasury shares			–14	–14			–14
Employee stock option and share plans	4	8	87	99		13	112
Changes in the composition of the group and other changes			151	151		–384	–233

Balance as at 31 December 2014	925	16,046	29,663	46,634	0	8,047	54,681

Amounts for 2013 and 2012 have been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page F-11.

Changes in individual components are presented in Note 14 ‘Equity’.

ING Group Annual Report on Form 20-F 2014	F-10

Notes to the consolidated financial statements

amounts in millions of euros, unless stated otherwise

2.1 Notes to the consolidated financial statements

2.1.1 Accounting policies for the consolidated annual accounts of ING Group

Authorisation of annual accounts

The consolidated annual accounts of ING Groep N.V. for the year ended 31 December 2014 were authorised for issue in accordance with a resolution of the Executive Board on 16 March 2015. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in the section ‘ING at a glance’ in section 1.

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

IFRS-IASB provides several options in accounting policies. The key areas in which IFRS-IASB allows accounting policy choices, and the related ING accounting policy, are summarised as follows:

•	As explained in the section ‘Principles of valuation and determination of results’ and in Note 44 ‘Derivatives and hedge accounting’ ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU;

•	Under IFRS 4, an insurer may continue its existing pre-IFRS accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS. Through its insurance holding company NN Group, ING operates in various different countries and the accounting principles for insurance contracts follow local practice in these countries. NN Group’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the United States apply accounting standards generally accepted in the United States (US GAAP);

•	ING’s accounting policy for Real estate investments is fair value, with changes in fair value reflected immediately in the profit and loss account; and

•	ING’s accounting policy for Property for own use is fair value, with changes in fair value reflected in the revaluation reserve in equity (‘Other comprehensive income’). A net negative revaluation on individual properties is reflected immediately in the profit and loss account.

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

Changes in accounting policies in 2014

Change in accounting for GMDB in Japan Closed Block VA

•	NN Group has moved towards fair value accounting for the reserves for Guaranteed Minimum Death Benefits (GMDB) reserves of the Japan Closed Block VA segment as of 1 January 2014. This improves the alignment of the book value of the GMDB reserves with their market value, better reflects the economic value of these guarantees and improves the alignment of the accounting for the guarantees with the accounting for the related hedges. Furthermore, such a move makes the accounting for the GMDB consistent with the accounting on the reserves for Guaranteed Minimum Accumulation and Withdrawal benefits.

•	As at 31 December 2013, the difference between the book value and the estimated fair value of the GMDB reserves was EUR 219 million (before tax). Implementation of fair value accounting for GMDB represents a change in accounting policy under IFRS with a transitional impact of EUR –165 million after tax being reflected only in Shareholders’ equity as of 1 January 2014. This impact is included in a table on the next page.

Changes in IFRS-IASB

•	The following new standards were implemented by ING Group on 1 January 2014 for IFRS-IASB:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27);

•	Amendments to IAS 32 ‘Presentation - Offsetting Financial Assets and Financial Liabilities’;

•	Amendments to IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’;

•	Amendments to IAS 36 ‘Recoverable amount disclosures for non-financial assets’; and

•	IFRIC 21 ‘Levies’.

F-11	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Summary of impact of changes in accounting policies

The above mentioned impact of changes in accounting policies that were implemented as of 1 January 2014 is summarised as follows:

Changes in accounting policies in 2014: Impact on the balance sheet
	2013	2012
Total Shareholders’ equity (before change in accounting policy)	42,440	46,931
Japan Closed Block VA
Change in Insurance and investment contracts	–219	–630

Impact before tax	–219	–630
Tax effect	54	156

Impact on Shareholders’ equity	–165	–474

Total Shareholders’ equity (after change in accounting policy)	42,275	46,457

Changes in accounting policies in 2014: Impact on the Net result
	2013	2012
Net result from continuing and discontinued operations (before change in accounting policy)	4,842	3,687
Impact on Net result from discontinued operations:
– Japan Closed Block VA (fair value accounting of GMDB reserves)	313	201

Net result from continuing and discontinued operations (after change in accounting policy)	5,155	3,888

Changes in accounting policies in 2014: Impact on the basic earnings per ordinary share – Japan Closed Block VA
	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2013	2012	2013	2012	2013	2012
Basic earnings (before change in accounting policy)	4,051	2,884	3,825.0	3,796.1	1.06	0.76
Impact of Japan Closed Block VA change in accounting policy	313	201			0.08	0.05

Basic earnings (after change in accounting policy)	4,364	3,085	3,825.0	3,796.1	1.14	0.81

Changes in accounting policies in 2014: Impact on the diluted earnings per ordinary share – Japan Closed Block VA
	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2013	2012	2013	2012	2013	2012
Diluted earnings (before change in accounting policy)	4,051	2,884	3,833.5	3,802.4	1.06	0.76
Impact of Japan Closed Block VA change in accounting policy	313	201			0.08	0.05

Diluted earnings (after change in accounting policy)	4,364	3,085	3,833.5	3,802.4	1.14	0.81

Under the accounting policies for Japan Closed Block VA applied until 2013, the result before tax for 2014 would have been EUR 97 million lower.

For the above changes in accounting policies the comparative amounts for 2013 and 2012 were restated accordingly. As a result of the retrospective change in accounting policies set out above, the consolidated balance sheet of ING Group includes an additional balance sheet as at 31 December 2012.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on ING, since none of the entities in the ING Group qualifies as an investment entity under IFRS 10.

ING Group Annual Report on Form 20-F 2014	F-12

Notes to the consolidated financial statements continued

Amendments to IAS 32 ‘Presentation – Offsetting Financial Assets and Financial Liabilities’

These amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. There is no impact on Total equity, Net result and/or Other comprehensive income as ING already applied these principles.

Amendments to IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. There is no impact on Total equity, Net result and/or Other comprehensive income as ING already applied these principles.

Amendments to IAS 36 ‘Recoverable amount disclosures for non-financial assets’

This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. There is no impact on Total equity, Net result and/or Other comprehensive income.

IFRIC 21 ‘Levies’

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be provided for before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on ING as ING applied the recognition principles under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ which is consistent with the requirements of IFRIC 21.

NN Group

In July 2014, ING Group sold 31.9% of its interest in NN Group (a wholly owned subsidiary of ING Group) through an initial public offering (‘IPO’) and transactions with anchor investors and underwriters reducing its remaining interest in NN Group to 68.1%. These partial divestment transactions did not impact the profit and loss account of ING Group of 2014, as NN group continued to be fully consolidated. The transactions had a negative impact on shareholders’ equity of ING Group of EUR 4,263 million in 2014.

In 2014, NN Group is presented as Assets and liabilities held for sale and discontinued operations because it is assessed highly probable that ING will lose control within a year. As a result of the classification to held for sale and discontinued operations, goodwill and certain other non-current non-financial assets amounting to EUR 470 million were written-off as the fair value less cost to sell was lower than the carrying value of the disposal group. The write-off is presented in the profit and loss account in the line ‘Net result from classification as discontinued operations’.

Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 14 ‘Equity’, Note 33 ‘Discontinued operations’, Note 57 ‘Other events’ and Note 58 ‘Subsequent events’.

NN Group’s business in Japan

After carefully exploring and evaluating the options available for the divestment of ING Life Japan, it was concluded that a standalone divestment of ING Life Japan, including its Corporate Owned Life Insurance (COLI) and Closed Block VA businesses, was not feasible in a manner that would appropriately meet the demands of regulators and other stakeholders in ING Group and ING Life Japan. At the end of 2013, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re (‘NN Group’s business in Japan’) were no longer classified as held for sale and discontinued operations but transferred to continuing operations. ING Life Japan was combined with ING’s European insurance and investment management businesses in the IPO of NN Group on 2 July 2014 and is also presented as held for sale and discontinued operations as part of NN Group.

Voya

In May 2013, ING Group sold 28.8% of its interest in Voya (‘Voya’, formerly Insurance ING U.S., and a wholly owned subsidiary of ING Group) through an initial public offering (‘IPO’). In October 2013, ING Group further reduced its interest in Voya to 56.5%. The 2013 divestment transactions did not impact the profit and loss account of ING Group, as Voya continued to be fully consolidated. From the third quarter of 2013 Voya was presented as Assets and liabilities held for sale and discontinued operations because it was assessed highly probable that ING would lose control within a year.

In March 2014, ING Group sold a further 13.3% to reduce ING Group’s interest in Voya to approximately 43.2% resulting in ING Group losing control over Voya. The share sale and the deconsolidation of Voya resulted in an after tax loss of EUR 2,005 million in the first quarter of 2014 which is recognised in the profit and loss account in the line Net result from disposal of discontinued operations. The remaining interest in Voya was recognised as an Investment in associate held for sale. The profit and loss account of the first quarter of 2014 includes the result of Voya until the deconsolidation at the end of March 2014.

In September 2014, ING Group sold a further 10.8% to reduce ING Group’s interest in Voya to 32.5%. ING Group sold 22.3 million Voya shares in the public offering. In addition ING Group sold to Voya 7.7 million shares for an aggregate amount of USD 300 million. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounted to EUR 888 million (USD 1.2 billion). These transactions resulted in an after tax profit of EUR 40 million and are recognised in the profit and loss account in the line Net result from disposal of discontinued operations.

F-13	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In November 2014, ING Group sold a further 34.5 million shares of Voya. ING Group sold 30.0 million Voya shares in the public offering. In addition, ING Group sold to Voya 4.5 million shares for an aggregate amount of EUR 138 million (USD 175 million). These transactions settled on 18 November 2014. The sale of the total of 34.5 million shares from the combined transactions reduces ING Group’s stake in Voya from 32.5% to 18.9%. As a result of these transactions, ING Group loses significant influence over Voya and accounts for its stake in Voya as an available-for-sale investment held for sale at 31 December 2014. These transactions resulted in a net profit after tax of EUR 418 million and is recognised in the profit and loss account in the line Net Result from disposal of discontinued operations in 2014.

Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 14 ‘Equity’, Note 33 ‘Discontinued operations and Note 57 ‘Other events’ and Note 58 ‘Subsequent events’.

Other

The comparison of balance sheet items between 31 December 2014 and 31 December 2013 is impacted by the Initial Public Offering (‘IPO’) of NN Group, the classification of NN Group as held for sale and discontinued operations, the further sale of ING Group’s interest in Voya, the deconsolidation of Vysya and other divestments. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 33 ‘Discontinued operations’, Note 52 ‘Companies and businesses acquired and divested’ and Note 57 ‘Other events’.

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

Significant upcoming other changes in IFRS-IASB after 2014

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The standard is effective for annual periods beginning on or after 1 January 2017 with early adoption permitted. IFRS 15 is not yet endorsed by the EU. IFRS 15 provides a principles-based approach for revenue recognition, and introduces the concept of recognising revenue as and when the agreed performance obligations are satisfied. The standard should in principle be applied retrospectively, with certain exceptions. ING is currently assessing the impact of this standard.

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014. The new requirements become effective as of 2018. IFRS 9 is not yet endorsed by the EU. IFRS 9 is replacing IAS 39 ‘Financial Instruments: Recognition and Measurement’, and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Classification and measurement

The classification and measurement of financial assets will depend on the entity’s business model for their management and their contractual cash flow characteristics and result in financial assets being recognised at amortised cost, fair value through Other Comprehensive Income (‘FVOCI’) or fair value through profit and loss. In many instances, the classification and measurement outcomes will be similar to IAS 39, although certain differences will arise. The classification of financial liabilities is essentially the same. Except for certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in OCI.

Impairment

The recognition and measurement of impairment is intended to be more forward-looking than under IAS 39 and the resulting impairment charge will tend to be more volatile. The impairment requirements apply to financial assets measured at amortised cost, FVOCI, lease receivables, and certain loan commitments and financial guarantee contracts. Initially, a provision is required for expected credit losses (‘ECL’) resulting from default events that are possible within the next 12 months (‘12 month ECL’). In the event of a significant increase in credit risk, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’).

Hedge accounting

The hedge accounting requirements of IFRS 9 aims to simplify general hedge accounting requirements. Furthermore, IFRS 9 aims to create a stronger link between financial accounting and the risk management strategy and permits a greater variety of hedging instruments and risks. The standard does not address macro hedge account strategies, which are being considered in a separate project for which a discussion paper was issued in April 2014.

Application

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at 1 January 2018, with no requirement to restate comparative periods. Hedge accounting is applied prospectively from that date.

Expected impact

ING is currently assessing the impact of this standard. The implementation of IFRS 9, may have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income and disclosures.

ING Group Annual Report on Form 20-F 2014	F-14

Notes to the consolidated financial statements continued

Reconciliation between IFRS-EU and IFRS-IASB

The published 2014 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU.

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB	Total equity
	2014	2013	2012
In accordance with IFRS-EU	50,424	45,776	51,303
Adjustment of the EU ‘IAS 39’ carve-out	–5,117	–4,698	–6,504
Tax effect of the adjustment	1,327	1,197	1,658

Effect of adjustment after tax	–3,790	–3,501	–4,846
Shareholders’ equity	46,634	42,275	46,457
Non-voting equity securities		1,500	2,250
Minority interest	8,047	5,913	1,643

In accordance with IFRS-IASB Total equity	54,681	49,688	50,350

Reconciliation net result under IFRS-EU and IFRS-IASB
	Net result
	2014	2013	2012
In accordance with IFRS-EU	1,251	3,545	4,362
Adjustment of the EU ‘IAS 39’ carve-out	–419	1,806	–856
Tax effect of the adjustment	130	–461	221

Effect of adjustment after tax	–289	1,345	–635

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	963	4,890	3,727
Minority interest	164	265	161
In accordance with IFRS-IASB Total net result	1,127	5,155	3,888

Critical accounting policies

ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions, deferred acquisition costs, loan loss provisions, the determination of the fair values of real estate and financial assets and liabilities and impairments. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce significantly different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

F-15	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Insurance provisions and deferred acquisition costs (DAC)

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

In addition, the adequacy of insurance provisions and net of DAC, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour, mortality and morbidity trends and other factors. The use of different assumptions in this test could lead to a different outcome.

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

The process of defining methodologies and assumptions for insurance provisions and DAC is governed by NN Group risk management.

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

Reference is made to Note 43 ‘Fair value of assets and liabilities’ for more disclosure on fair values of real estate investments.

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

ING Group Annual Report on Form 20-F 2014	F-16

Notes to the consolidated financial statements continued

position and the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

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

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (CVA, DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right-way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties. To address the risk associated with the illiquid nature of the derivative portfolio, ING applies an additional ‘liquidity valuation adjustment’. The adjustment is based on the market price of funding liquidity and is applied to the uncollateralised derivatives. This additional discounting is taken into account in both the credit and debit valuation adjustments.

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

Reference is made to Note 43 ‘Fair value of assets and liabilities’ and the ‘Risk management’ section for the basis of the determination of the fair value of financial instruments and related sensitivities.

Impairments

Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a significant impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.

All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on a significant or prolonged decline of the fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities. Generally 25% and 6 months are used as triggers. Upon impairment, the full difference between the (acquisition) cost and fair value is removed from equity and recognised in net result. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities cannot be reversed.

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

F-17	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Control exists if ING Group is exposed to variable returns and having the ability to affect those returns through power over the investee.

A list of principal subsidiaries is included in Note 53 ‘Principal subsidiaries’.

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

Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to it’s fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognised through a reduction of the carrying value of any goodwill related to the disposal group and the carrying value of certain other non-current non-financial assets. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognised upon classification as held for sale, but is recognised as part of the result on disposal if and when a divestment transaction occurs.

When a group of assets that is classified as held for sale represents a major line of business or geographical area the disposal group classifies as discontinued operations. Upon classification of a business as held for sale and discontinued operations the individual income and expenses are classified to Total net result from discontinued operations instead of being presented in the usual Consolidated profit and loss account line items. All comparative years in the Consolidated profit and loss account are restated and presented as discontinued operations for all periods presented. Furthermore, the individual assets and liabilities are presented in the Consolidated balance sheet as ‘Assets and liabilities held for sale’ and are no longer included in the usual balance sheet line items. Changes in assets and liabilities as a result of classification as held for sale are included in the notes in the line ‘Changes in composition of the group and other changes’.

Investments in associates held for sale

Associates held for sale are measured at the lower of the carrying value and fair value less costs to sell. Any subsequent decrease in fair value below this carrying amount will be recognised in the profit and loss account. Subsequent increases in fair value will only be recognised to the extent that these are a reversal of previously recognised decreases in fair value. Changes in fair value include both changes in market value of the listed shares and the related foreign currency impact. Any dividend received is recognised as income in the profit and loss account if and when declared.

Use of estimates and assumptions

The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities at the balance sheet

ING Group Annual Report on Form 20-F 2014	F-18

Notes to the consolidated financial statements continued

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

Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 28 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the profit and loss account in Result on disposals of group companies. Reference is also made to Note 14 ‘Equity’, which discloses the amounts included in the profit and loss account.

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

Reference is made to Note 43 ‘Fair value of assets and liabilities’ and the ‘Risk management’ section for the basis of the determination of the fair value of financial instruments and related sensitivities.

F-19	ING Group Annual Report on Form 20-F 2014

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

Financial liabilities

Debt securities in issue are recognised and derecognised on trade date.

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

Available-for-sale financial assets

Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognised at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortised. Interest income is recognised using the effective interest method. Available-for-sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available-for-sale is recognised in Interest income banking operations and Investment income in the profit and loss account. Dividend income from equity instruments classified as available- for-sale is generally recognised in Investment income in the profit and loss account when the dividend has been declared. Unrealised gains and losses arising from changes in the fair value are recognised in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as Investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest- Only and Principal-Only strips are generally classified as available-for-sale.

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

ING Group Annual Report on Form 20-F 2014	F-20

Notes to the consolidated financial statements continued

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

Maximum credit risk exposure

The maximum credit risk exposure for items on the balance sheet is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 50 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

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

F-21	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Impairments of loans and advances to customers (loan loss provisions)

ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

ING Group Annual Report on Form 20-F 2014	F-22

Notes to the consolidated financial statements continued

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

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

F-23	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Investments in associates and joint ventures

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

Joint ventures are entities over which the Group has joint control. Joint control is the contractually agreed sharing of control over an arrangement or entity, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint control means that no party to the agreement is able to act unilaterally to control the activity of the entity. The parties to the agreement must act together to control the entity and therefore exercise the joint control.

Investments in associates and joint ventures are initially recognised at cost and subsequently accounted for using the equity method of accounting.

The Group’s investment in associates and joint ventures (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates and joint ventures post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Unrealised losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of all significant associates and joint ventures are consistent with the reporting date of the Group.

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

ING Group Annual Report on Form 20-F 2014	F-24

Notes to the consolidated financial statements continued

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

F-25	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

ING Group Annual Report on Form 20-F 2014	F-26

Notes to the consolidated financial statements continued

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

Uncertain tax positions are assessed continually by ING Group and in case it is probable that there will be a cash outflow; a current tax liability is recognised.

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

F-27	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

ING Group Annual Report on Form 20-F 2014	F-28

Notes to the consolidated financial statements continued

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

F-29	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

ING Group Annual Report on Form 20-F 2014	F-30

Notes to the consolidated financial statements continued

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

Parent company accounts

The parent company accounts of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

F-31	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

2.1.2 Notes to the consolidated balance sheet

Assets

2 Cash and balances with central banks

Cash and balances with central banks
	2014	2013
Amounts held at central banks	10,549	10,625
Cash and bank balances	1,684	2,471
Short term deposits insurance operations		220

	12,233	13,316

In 2014, the change in Cash and balances with central banks includes EUR -2,217 million (EUR –3,816 million as per classification date) related to the classification of NN Group as held for sale and EUR –398 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 47 ‘Assets not freely disposable’ for restrictions on Cash balances with central banks.

3 Amounts due from banks

Amounts due from banks
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Loans and advances to banks	11,833	10,895	24,183	30,011	36,016	40,906
Cash advances, overdrafts and other balances	614	1,634	495	475	1,109	2,109

	12,447	12,529	24,678	30,486	37,125	43,015
Loan loss provisions			–6	–19	–6	–19

	12,447	12,529	24,672	30,467	37,119	42,996

In 2014, the change in Amounts due from Banks includes EUR –575 million related to the deconsolidation of Vysya. Reference is made to Note 57 ‘Other events’.

Loans and advances to banks include balances (mainly short-term deposits) with central banks amounting to EUR 3,105 million (2013: EUR 5,393 million).

As at 31 December 2014, Amounts due from banks includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 4,162 million (2013: EUR 5,137 million) and receivables related to finance lease contracts amounting to EUR 59 million (2013: EUR 73 million).

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

As at 31 December 2014, the non-subordinated receivables amount to EUR 37,059 million (2013: EUR 42,995 million) and the subordinated receivables amount to EUR 60 million (2013: EUR 1 million).

Reference is made to Note 47 ‘Assets not freely disposable’ for restrictions on Amounts due from banks.

No individual amount due from banks has terms and conditions that significantly affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

4 Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss
	2014	2013
Trading assets	136,959	114,247
Investments for risk of policyholders		39,589
Non-trading derivatives	4,384	8,546
Designated as at fair value through profit and loss	2,756	2,790

	144,099	165,172

In 2014, the change in Financial assets at fair value through profit and loss includes EUR –43,918 million (EUR –47,821 million as per classification date) as a result of the classification of NN Group as held for sale and EUR –384 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

ING Group Annual Report on Form 20-F 2014	F-32

Notes to the consolidated financial statements continued

Trading assets

Trading assets by type
	2014	2013
Equity securities	17,193	13,619
Debt securities	21,584	18,890
Derivatives	46,608	31,433
Loans and receivables	51,574	50,305

	136,959	114,247

As at 31 December 2014, Trading assets includes receivables of EUR 50,692 million (2013: EUR 48,690 million) with regard to reverse repurchase transactions.

In 2014, the increase in trading equity securities are mainly due to new trades. The increase in the trading derivatives is mainly due to changes in fair value resulting from market interest rates. The increase is substantially mitigated by a similar increase in Trading derivative liabilities.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 21 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

Investments for risk of policyholders

Investments for risk of policyholders by type
	2014	2013
Equity securities		36,919
Debt securities		1,821
Loans and receivables		849

		39,589

As at 31 December 2013, investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.

Non-trading derivatives

Non-trading derivatives by type
	2014	2013
Derivatives used in
– fair value hedges	1,223	1,383
– cash flow hedges	1,254	4,630
– hedges of net investments in foreign operations	111	138
Other non-trading derivatives	1,796	2,395

	4,384	8,546

In 2014, the change in Non-trading derivatives includes EUR –3,111 million (EUR –5,409 million as per classification date) related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

As at 31 December 2014, Non-trading derivatives includes EUR 180 million relating to warrants on the shares of Voya.

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

F-33	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Designated as at fair value through profit and loss

Designated as at fair value through profit and loss by type
	2014	2013
Equity securities	9	437
Debt securities	1,124	1,289
Loans and receivables	1,623	1,052
Other		12

	2,756	2,790

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

The notional value of the related credit derivatives is EUR 83 million (2013: EUR 111 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated amounts was EUR –10 million (2013: EUR –4 million) and the change for the current year was EUR –6 million (2013: EUR 2 million).

As at 31 December 2014, Loans and receivables designated as at fair value through profit and loss includes EUR 1,112 million (2013: nil) with regard to reverse repurchase transactions.

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.

5 Investments

Investments by type
	2014	2013
Available-for-sale
– equity securities - shares in ING managed Investment funds		1,832
– equity securities - shares in third party managed structured entities	210	1,759
– equity securities - other	2,508	3,674

	2,718	7,265
– debt securities	92,684	130,632

	95,402	137,897
Held-to-maturity
– debt securities	2,239	3,098

	2,239	3,098

	97,641	140,995

In 2014, the change in Investments includes EUR –61,014 million (EUR –69,249 million as per classification date) related to the classification of NN Group as held for sale and EUR –1,681 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’. This overall change is partly offset by an increase in Available-for-sale debt securities (high-quality liquid assets) ahead of the introduction of the liquidity coverage ratio.

In 2014, the remaining stake of 10.3% in SulAmérica S.A. was divested for EUR 170 million. The profit of EUR 31 million was recognised as Investment income in the profit and loss account. For the earlier divestments in SulAmérica S.A. reference is made to Note 7 ‘Investments in associates and joint ventures’.

ING Group Annual Report on Form 20-F 2014	F-34

Notes to the consolidated financial statements continued

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities (1)
	2014	2013
Available-for-sale investments	92,684	130,632
Held-to-maturity investments	2,239	3,098
Loans and advances to customers	10,579	21,914
Amounts due from banks	2,583	3,059

Available-for-sale investments and Assets at amortised cost	108,085	158,703
Trading assets	21,584	18,890
Investments for risk of policyholders		1,821
Designated as at fair value through profit and loss	1,124	1,289

Financial assets at fair value through profit and loss	22,708	22,000

	130,793	180,703

(1)	Excludes exposure to debt securities related to businesses classified as held for sale. In 2014 mainly NN Group (2013: mainly Voya).

In 2014, the change in Exposure to debt securities includes EUR –63,749 million (EUR –69,959 million as per classification date) related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 108,085 million (2013: EUR 158,703 million) is specified as follows by type of exposure and by banking and insurance operations:

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (banking operations)
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Banking operations
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Government bonds	68,198	52,629	315	50	1,146	3,654			69,659	56,333
Covered bonds	10,829	8,216	1,567	2,563	2,810	4,559	2,525	3,059	17,731	18,397
Corporate bonds	1,935	1,576			919	805			2,854	2,381
Financial institutions’ bonds	11,022	11,855		130	386	81	58		11,466	12,066

Bond portfolio (excluding ABS)	91,984	74,276	1,882	2,743	5,261	9,099	2,583	3,059	101,710	89,177
US agency RMBS	319	334							319	334
US prime RMBS	10	12							10	12
US Alt-A RMBS	42	84							42	84
US subprime RMBS	14	13							14	13
Non-US RMBS	119	185			3,505	4,493			3,624	4,678
CDO/CLO	8	20							8	20
Other ABS	176	296	357	355	1,806	1,739			2,339	2,390
CMBS	12	18			7	104			19	122

ABS portfolio	700	962	357	355	5,318	6,336			6,375	7,653

	92,684	75,238	2,239	3,098	10,579	15,435	2,583	3,059	108,085	96,830

F-35	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (insurance operations)
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total Insurance operations
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Government bonds		43,307								43,307
Covered bonds		721								721
Corporate bonds		6,436								6,436
Financial institutions’ bonds		4,303								4,303

Bond portfolio (excluding ABS)		54,767								54,767
US agency RMBS		143								143
US prime RMBS		1								1
US Alt-A RMBS		5								5
Non-US RMBS		210				3,410				3,620
CDO/CLO		39				197				236
Other ABS		218				2,531				2,749
CMBS		11				341				352

ABS portfolio		627				6,479				7,106

		55,394				6,479				61,873

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost (total)
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Government bonds	68,198	95,936	315	50	1,146	3,654			69,659	99,640
Covered bonds	10,829	8,937	1,567	2,563	2,810	4,559	2,525	3,059	17,731	19,118
Corporate bonds	1,935	8,012			919	805			2,854	8,817
Financial institutions’ bonds	11,022	16,158		130	386	81	58		11,466	16,369

Bond portfolio (excluding ABS)	91,984	129,043	1,882	2,743	5,261	9,099	2,583	3,059	101,710	143,944
US agency RMBS	319	477							319	477
US prime RMBS	10	13							10	13
US Alt-A RMBS	42	89							42	89
US subprime RMBS	14	13							14	13
Non-US RMBS	119	395			3,505	7,903			3,624	8,298
CDO/CLO	8	59				197			8	256
Other ABS	176	514	357	355	1,806	4,270			2,339	5,139
CMBS	12	29			7	445			19	474

ABS portfolio	700	1,589	357	355	5,318	12,815			6,375	14,759

	92,684	130,632	2,239	3,098	10,579	21,914	2,583	3,059	108,085	158,703

Approximately 90% (2013: 90%) of the exposure in the ABS portfolio is externally rated AAA, AA or A.

The Dutch Government Debt Securities related to the restructured Illiquid Assets Back-Up Facility (‘IABF’) was classified as Loans and advances to customers until repayment by the Dutch Government in early 2014 (2013: EUR 2.5 billion (USD 3.4 billion)). Reference is made to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

ING Group Annual Report on Form 20-F 2014	F-36

Notes to the consolidated financial statements continued

Changes in available-for-sale and held-to-maturity investments

Changes in available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Opening balance	7,265	7,707	130,632	185,877	3,098	6,545	140,995	200,129
Additions	1,313	954	78,864	123,668	315		80,492	124,622
Amortisation			–317	–650	1	–6	–316	–656
Transfers and reclassifications	–167			–282			–167	–282
Changes in unrealised revaluations	995	23	11,326	–7,470	–2	–1	12,319	–7,448
Impairments	–117	–177	3	–11			–114	–188
Reversals of impairments			1	4			1	4
Disposals and redemptions	–656	–1,599	–63,883	–118,718	–1,173	–3,439	–65,712	–123,756
Exchange rate differences	47	–48	1,001	–4,365			1,048	–4,413
Changes in the composition of the group and other changes	–5,962	405	–64,943	–47,421		–1	–70,905	–47,017

Closing balance	2,718	7,265	92,684	130,632	2,239	3,098	97,641	140,995

In 2014, Changes in the composition of the group and other changes includes EUR –69,249 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –55,501 million as a result of the classification of Voya as held for sale and EUR 9,674 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Reference is made to Note 24 ‘Investment income’ for details on Impairments.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

Transfers and reclassifications of available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Total
	2014	2013	2014	2013	2014	2013
To/from loans and advances to customers/amounts due from banks				–282		–282
To/from investment in associates and joint ventures	–167				–167

	–167			–282	–167	–282

In 2014, Transfers and reclassifications includes transfers of investments in real estate funds from Available-for-sale investments to Associates and joint ventures and the transfer of the investment in SulAmérica S.A. from Associates and joint ventures to Available-for-sale investments, both following changes in ownership interests.

In 2013, To/from loans and advances to customers/amounts due from banks in relation to Available-for-sale debt securities related to a debt security that was reclassified to Loans and advances to customers because there was no active market.

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table below provides information on the two reclassifications made in the fourth quarter of 2008 and the first quarter of 2009. Information is provided for each of the two reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet. Reference is made to Note 12 ‘Assets and liabilities held for sale’ for reclassifications by NN Group in 2009.

In 2012, the decrease in the carrying value of the reclassified Loans and advances compared to 2011 was mainly due to disposals.

F-37	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Reclassifications to Loans and advances to customers and Amounts due from banks
	Q1 2009	Q4 2008
As per reclassification date
Fair value	22,828	1,594
Range of effective interest rates (weighted average)	2.1%–11.7%	4.1%– 21%
Expected recoverable cash flows	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	–1,224	–69
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	–79
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–192	–20
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil
Impact on the financial years after reclassification:
2014
Carrying value as at 31 December	5,936	361
Fair value as at 31 December	5,982	426
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–98	nil
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	46	65
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) for the year (interest income and sales results)	182	19
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil
2013
Carrying value as at 31 December	7,461	366
Fair value as at 31 December	7,215	422
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–137	nil
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–246	56
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) for the year (interest income and sales results)	188	20
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil
2012
Carrying value as at 31 December	8,707	443
Fair value as at 31 December	8,379	512
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–221	–2
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–328	69
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) for the year (interest income and sales results)	–164	22
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil
2011
Carrying value as at 31 December	14,419	633
Fair value as at 31 December	13,250	648
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–446	–8
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–1,169	15
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) for the year (mainly interest income)	390	28
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil

ING Group Annual Report on Form 20-F 2014	F-38

Notes to the consolidated financial statements continued

Reclassifications to Loans and advances to customers and Amounts due from banks (continued)
	Q1 2009	Q4 2008
2010
Carrying value as at 31 December	16,906	857
Fair value as at 31 December	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–633	–65
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–807	32
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) for the year (mainly interest income)	467	34
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil
2009
Carrying value as at 31 December	20,551	1,189
Fair value as at 31 December	20,175	1,184
Unrealised fair value losses in shareholders’ equity (before tax) as at 31 December	–902	–67
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	–376	–5
Effect on result (before tax) if reclassification had not been made	nil	nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)	629	n.a
Effect on result (before tax) for the year (mainly interest income)	n.a	47
Recognised impairments (before tax)	nil	nil
Recognised provision for credit losses (before tax)	nil	nil
2008
Carrying value as at 31 December		1,592
Fair value as at 31 December		1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December		–79
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made		–27
Effect on result (before tax) if reclassification had not been made		nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)		9
Recognised impairments (before tax)		nil
Recognised provision for credit losses (before tax)		nil

Available-for-sale equity securities by banking and insurance operations
	Listed		Unlisted		Total
	2014	2013	2014	2013	2014	2013
Banking operations	2,224	1,134	494	511	2,718	1,645
Insurance operations		2,688		2,932		5,620

	2,224	3,822	494	3,443	2,718	7,265

Debt securities by banking and insurance operations
	Available-for-sale		Held-to-maturity		Total
	2014	2013	2014	2013	2014	2013
Banking operations	92,684	75,238	2,239	3,098	94,923	78,336
Insurance operations		55,394				55,394

	92,684	130,632	2,239	3,098	94,923	133,730

In 2014, the change in available-for-sale equity securities and debt securities includes EUR –5,620 million and EUR –55,394 million (EUR –5,954 million and EUR –63,295 million as per classification date) respectively, related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Borrowed debt securities are not recognised in the balance sheet and amount to nil (2013: nil).

F-39	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

6 Loans and advances to customers

Loans and advances to customers by banking and insurance operations
	2014	2013
Banking operations	512,433	506,347
Insurance operations		25,360

	512,433	531,707
Eliminations		–4,750

	512,433	526,957

In 2014, the change in Loans and advances to customers includes EUR –24,773 million (EUR –28,576 million as per classification date)as a result of the classification of NN Group as held for sale and EUR –4,388 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’. This overall change is partly offset by an increase in Loans and advances to customers mainly due to increased business and consumer lending and foreign currency developments.

Loans and advances to customers by type – banking operations
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Loans to, or guaranteed by, public authorities	26,504	29,132	18,894	15,119	45,398	44,251
Loans secured by mortgages	133,393	139,463	149,379	147,764	282,772	287,227
Loans guaranteed by credit institutions	2	776	1,325	3,367	1,327	4,143
Personal lending	4,852	4,849	23,541	21,904	28,393	26,753
Asset backed securities			5,318	6,336	5,318	6,336
Corporate loans	39,684	43,868	115,530	99,904	155,214	143,772

	204,435	218,088	313,987	294,394	518,422	512,482
Loan loss provisions	–3,058	–2,970	–2,931	–3,165	–5,989	–6,135

	201,377	215,118	311,056	291,229	512,433	506,347

In 2014, the change in Loans to, or guaranteed by, public authorities includes the repayment of EUR 2.7 billion by the Dutch State on the Illiquid Assets Back-Up Facility (‘IABF’) loan. In 2013, EUR 6.1 billion was repaid by the Dutch State on the IABF loan.

As at 31 December 2014, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 1,779 million (2013: EUR 810 million).

Loans and advances to customers analysed by subordination – banking operations
	2014	2013
Non-subordinated	511,904	505,851
Subordinated	529	496

	512,433	506,347

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by type – insurance operations
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Policy loans		33		146		179
Loans secured by mortgages		15,364		9		15,373
Unsecured loans		2,498		70		2,568
Asset backed securities		6,479				6,479
Other		835		14		849

		25,209		239		25,448
Loan loss provisions		–83		–5		–88

		25,126		234		25,360

ING Group Annual Report on Form 20-F 2014	F-40

Notes to the consolidated financial statements continued

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

Loans and advances to customers and Amounts due from banks include finance lease receivables and are detailed as follows:

Finance lease receivables
	2014	2013
Maturities of gross investment in finance lease receivables
– within 1 year	3,108	3,924
– more than 1 year but less than 5 years	6,147	7,239
– more than 5 years	4,337	4,949

	13,592	16,112
Unearned future finance income on finance leases	–1,748	–2,364

Net investment in finance leases	11,844	13,748
Maturities of net investment in finance lease receivables
– within 1 year	2,741	3,424
– more than 1 year but less than 5 years	5,299	6,283
– more than 5 years	3,804	4,041

	11,844	13,748
Included in Amounts due from banks	59	73
Included in Loans and advances to customers	11,785	13,675

	11,844	13,748

The allowance for uncollectable finance lease receivables includes in the loan loss provisions an amount of EUR 269 million as at 31 December 2014 (2013: EUR 344 million).

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

Loan loss provisions analysed by type – banking operations
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Loans to, or guaranteed by, public authorities			2	2	2	2
Loans secured by mortgages	1,069	1,265	793	631	1,862	1,896
Loans guaranteed by credit institutions			8	21	8	21
Personal lending	169	139	701	672	870	811
Asset backed securities			2	142	2	142
Corporate loans	1,820	1,566	1,431	1,716	3,251	3,282

	3,058	2,970	2,937	3,184	5,995	6,154
The closing balance is included in
– Amounts due from banks			6	19	6	19
– Loans and advances to customers	3,058	2,970	2,931	3,165	5,989	6,135

	3,058	2,970	2,937	3,184	5,995	6,154

Changes in loan loss provisions
	Banking operations		Insurance operations		Total
	2014	2013	2014	2013	2014	2013
Opening balance	6,154	5,505	88	111	6,242	5,616
Write-offs	–1,729	–1,609	–25	–31	–1,754	–1,640
Recoveries	105	116		1	105	117
Increase in loan loss provisions	1,594	2,289			1,594	2,289
Exchange rate differences	36	–109		–2	36	–111
Changes in the composition of the group and other changes	–165	–38	–63	9	–228	–29

Closing balance	5,995	6,154	0	88	5,995	6,242

In 2014, Changes in the composition of the group and other changes includes EUR –73 million as a result of the classification of NN Group as held for sale and EUR –170 million due to the deconsolidation of ING Vysya. Reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

F-41	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In 2013, Changes in the composition of the group and other changes included EUR – 5 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’. Furthermore, Changes in the composition of the group and other changes related to the sale of ING’s mortgage business in Mexico. Reference is made to Note 52 ‘Companies and businesses acquired and divested’.

7 Investments in associates and joint ventures

Investments in associates and joint ventures
2014	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	961	670	19,208	17,564	545	341
Appia Group	30		35	626	497
Ontwikkelingscombinatie Overhoeks C.V.	70		36	53	2	10	9
Ivy Retail SRL	50		33	122	57	2	2
Other investments in associates and joint ventures			179

			953

In 2014, the 2013 comparative were adjusted due to the implementation of IFRS 11. Reference is made to Note 1 section ‘Changes in accounting policies in 2014’.

Investments in associates and joint ventures
2013	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	601	556	16,397	15,068	464	358
SulAmérica S.A.	21	332	186	4,655	3,787	2,752	2,692
CBRE UK Property Fund LP	29		146	567	55	79	27
CBRE Retail Property Fund Iberica LP	29		118	1,322	902		67
CBRE Property Fund Central Europe LP	25		100	850	450	45	39
CBRE Retail Property Fund France Belgium C.V.	15		77	1,336	822	71	78
CBRE French Residential Fund C.V.	42		76	240	58	12	10
CBRE Retail Property Fund Central and Easte Europe	21		51	688	439	47	55
Allee Center Kft	50		94	158	5	12
Other investments in associates and joint ventures			618

			2,022

TMB Public Company Limited

TMB Public Company Limited (‘TMB’), is a public listed retail bank in Thailand.

Other

ING Group does not hold any interests in Investments in Associates and joint ventures that are individually significant to ING Group. Other investments in associates and joint ventures represents a large number of associates and joint ventures with an individual balance sheet value of less than EUR 25 million. In 2014, ING Group reduced this threshold from EUR 50 million to EUR 25 million following the deconsolidation of Voya and the classification of NN Group as held for sale and discontinued operations.

Accumulated impairments of EUR 24 million (2013: EUR 25 million) have been recognised. The values presented in the table above could differ from the values presented in the individual annual accounts of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.

In general, the reporting dates of all significant associates and joint ventures are consistent with the reporting date of the Group. However, the reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

Significant influence for associates in which the interest held is below 20%, is based on the combination on ING Group’s financial interest and other arrangements, such as participation in the Board of Directors.

The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends it can pay to ING. These restrictions are for example dependant on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate. In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.

ING Group Annual Report on Form 20-F 2014	F-42

Notes to the consolidated financial statements continued

Changes in Investments in associates and joint ventures
	2014	2013
Opening balance	2,022	2,461
Additions	480	80
Transfers to and from Investments	167
Revaluations	69	61
Share of results	138	150
Dividends received	–53	–55
Disposals	–487	–356
Exchange rate differences	181	–124
Changes in the composition of the group and other changes	–1,564	–195

Closing balance	953	2,022

ING Vysya Bank Limited

ING Vysya Bank Limited (‘ING Vysya’) is a private bank with retail and wholesale activities. Following the deconsolidation of ING Vysya in the first quarter of 2014, ING Vysya was recognised as an associate during the year. The remaining interest in ING Vysya is presented as an associate held for sale at 31 December 2014. These transactions are included in Changes in the composition of the group and other changes. Reference is made to Note 12 Assets and liabilities held for sale, Note 25 ‘Result on disposal of group companies’ and Note 57 ‘Other events’.

Revaluations

In 2014, Revaluations includes EUR 53 million relating to associates of NN Group before classification of NN Group as held for sale, EUR 10 million relating to Vysya (2013: nil), EUR 0 million relating to TMB (2013: EUR –2 million) and nil (2013: EUR –2 million) relating to SulAmérica S.A.

Share of results

In 2014, Share of results of EUR 138 million (2013: EUR 150 million) and impairments of nil (2013: nil) are presented in the profit and loss account in Share of result from associates and joint ventures for EUR 138 million (2013: EUR 150 million).

In 2014, Share of results includes EUR 17 million relating to Vysya (2013: nil), EUR 56 million (2013: EUR 29 million) relating to TMB and EUR 56 million (2013: EUR 128 million) relating to a gain on further sale of SulAmérica S.A.

Disposals

SulAmérica S.A., is a public listed insurance company in Brazil. In 2013, ING reduced its 36.5% stake in SulAmérica S.A. to approximately 21.5% through two separate transactions. Under the International Finance Corporation transaction, ING sold a stake of approximately 7.9% in SulAmérica S.A. for a total consideration of approximately EUR 140 million. Under the terms of the Larragoiti transaction, ING sold a stake in SulAmérica S.A. of approximately 7% to the Larragoiti family, swapped its remaining indirect stake for tradable units, and unwound the existing shareholder’s agreement. A net gain/loss of EUR 64 million (EUR 64 million after tax) was recognised in the Result from associates and joint ventures in the profit and loss account on these transactions in the second and fourth quarter of 2013.

In the first quarter of 2014, ING completed the sale to Swiss Re Group of 37.7 million units in SulAmérica S.A. The transaction further reduced ING’s stake in the Brazilian insurance holding to approximately 10.3%. ING received a total cash consideration of EUR 176 million. The transaction resulted in a net gain to ING of EUR 56 million which represents the difference between the carrying value and the fair value for both the 11.3% stake in scope of the transaction with Swiss Re and the 10% stake retained by ING which was recognised in 2014 in the profit and loss account in the line Result from associates. The remaining investment in SulAmérica S.A. was accounted for as an available-for-sale investment until the final divestment in 2014. Reference is made to Note 5 ‘Investments’ and Note 24 ‘Investment income’.

Exchange rate differences

In 2014, Exchange rate differences includes EUR 47 million relating to Vysya (2013: nil), EUR 76 million (2013: EUR –65 million) relating to TMB, EUR 31 million (2013: EUR –42 million) relating to SulAmérica S.A

Changes in the composition of the group and other changes

In 2014, Changes in the composition of the group and other changes includes EUR -1,602 million related to the classification of NN Group as held for sale as well as the recognition as associate and transfer of ING Vysya to held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –62 million as a result of the classification of Voya as held for sale and EUR –17 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

F-43	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

8 Real estate investments

Changes in real estate investments
	2014	2013
Opening balance	1,046	1,190
Additions	322	200
Transfers to and from Property in own use	26
Transfers to and from Other assets	–6	–61
Fair value gains/(losses)	3	–5
Disposals	–192	–265
Exchange rate differences		–2
Changes in the composition of the group and other changes	–1,119	–11

Closing balance	80	1,046

In 2014, Changes in the composition of the group and other changes includes EUR –1,022 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes includes EUR –6 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Real estate investments by banking and insurance operations
	2014	2013
Banking operations	80	325
Insurance operations		721

	80	1,046

The total amount of rental income recognised in the profit and loss account for the year ended 31 December 2014 is EUR 9 million (2013: EUR 74 million). The total amount of contingent rent recognised in the profit and loss account for the year ended 31 December 2014 is nil (2013: nil).

The total amount of direct operating expenses (including repairs and maintenance) in relation to Real estate investments that generated rental income for the year ended 31 December 2014 is EUR 4 million (2013: EUR 45 million). The total amount of direct operating expenses (including repairs and maintenance) incurred on Real estate investments that did not generate rental income for the year ended 31 December 2014 is nil (2013: EUR 7 million).

Real estate investments by year of most recent appraisal by independent qualified valuers
in percentages	2014	2013
Most recent appraisal in the current year	84	100
Most recent appraisal one year ago	16

	100	100

ING Group’s exposure to real estate is included in the following balance sheet lines:

Real estate exposure (1)
	2014	2013
Real estate investments	80	1,046
Investments in associates and joint ventures	159	1,085
Other assets – property development and obtained from foreclosures	405	746
Property and equipment – property in own use	1,020	1,243
Investments – available-for-sale	99	1,495

	1,763	5,615

(1)	Excludes exposure to real estate related to businesses classified as held for sale. In 2014 mainly NN Group (2013: mainly Voya).

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 1.7 billion (2013: EUR 7.3 billion) of which EUR 1.7 billion (2013: EUR 2.5 billion) relates to banking operations and nil (2013: EUR 4.8 billion) relates to insurance operations. Reference is made to the section ‘Risk management’.

ING Group Annual Report on Form 20-F 2014	F-44

Notes to the consolidated financial statements continued

9 Property and equipment

Property and equipment by type
	2014	2013
Property in own use	1,020	1,243
Equipment	998	1,134
Assets under operating leases	82	69

	2,100	2,446

Property in own use by banking and insurance operations
	2014	2013
Banking operations	1,020	1,143
Insurance operations		100

	1,020	1,243

Changes in property in own use
	2014	2013
Opening balance	1,243	1,423
Additions	64	39
Transfers to and from Real estate investments	–26
Transfers to and from Other assets		–2
Depreciation	–19	–24
Revaluations	–56	–4
Impairments	–36	–30
Reversal of impairments	5	5
Disposals	–28	–34
Exchange rate differences	1	–26
Changes in the composition of the group and other changes	–128	–104

Closing balance	1,020	1,243
Gross carrying amount as at 31 December	1,840	2,169
Accumulated depreciation as at 31 December	–612	–696
Accumulated impairments as at 31 December	–208	–230

Net carrying value as at 31 December	1,020	1,243
Revaluation surplus
Opening balance	449	470
Revaluation in the year	–73	–5
Released in the year		–16

Closing balance	376	449

In 2014, Changes in the composition of the group and other changes includes EUR –88 million related to the classification of NN Group as held for sale and EUR –40 million related to the deconsolidation of ING Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –104 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

The cost or the purchase price amounted to EUR 1,475 million (2013: EUR 1,680 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 655 million (2013: EUR 794 million) had property in own use been valued at cost instead of at fair value.

Property in own use by year of most recent appraisal by independent qualified valuers
in percentages	2014	2013
Most recent appraisal in the current year	57	63
Most recent appraisal one year ago	14	17
Most recent appraisal two years ago	18	10
Most recent appraisal three years ago	4	4
Most recent appraisal four years ago	7	6

	100	100

F-45	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Changes in equipment
	Data processing equipment		Fixtures and fittings and other equipment		Total
	2014	2013	2014	2013	2014	2013
Opening balance	314	338	820	908	1,134	1,246
Additions	131	175	173	169	304	344
Disposals	–13	–18	–14	–9	–27	–27
Depreciation	–133	–161	–193	–215	–326	–376
Impairments	–4		–3		–7
Exchange rate differences	1	–10	1	–14	2	–24
Changes in the composition of the group and other changes	–31	–10	–51	–19	–82	–29

Closing balance	265	314	733	820	998	1,134
Gross carrying amount as at 31 December	1,052	1,347	2,368	2,498	3,420	3,845
Accumulated depreciation as at 31 December	–786	–1,032	–1,635	–1,678	–2,421	–2,710
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	265	314	733	820	998	1,134

10 Intangible assets

Changes in intangible assets
	Value of business acquired		Goodwill		Software		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Opening balance	20	513	1,137	1,304	614	633	70	189	1,841	2,639
Additions					141	171			141	171
Capitalised expenses		50			146	162			146	212
Amortisation and unlocking	–2	–25			–281	–289	–19	–40	–302	–354
Impairments					–1	–9			–1	–9
Effect of unrealised revaluations in equity		308								308
Exchange rate differences		–7	27	–167	–1	–6		–7	26	–187
Disposals					–4	–8			–4	–8
Changes in the composition of the group and other changes	–18	–819	–103		–40	–40	–31	–72	–192	–931

Closing balance	0	20	1,061	1,137	574	614	20	70	1,655	1,841
Gross carrying amount as at 31 December		41	1,061	1,137	1,579	2,079	24	265	2,664	3,522
Accumulated amortisation as at 31 December		–21			–1,002	–1,421	–2	–192	–1,004	–1,634
Accumulated impairments as at 31 December					–3	–44	–2	–3	–5	–47

Net carrying value as at 31 December		20	1,061	1,137	574	614	20	70	1,655	1,841

In 2014, Changes in the composition of the group and other changes includes EUR –198 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 33 ‘Discontinued operations’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –894 million as a result of the classification of Voya as held for sale and EUR 5 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Amortisation of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortisation and other impairments.

Goodwill

Changes in Goodwill

In addition to exchange rate differences, changes in goodwill relate to impairments and changes in composition of the group.

2014 – Changes in composition of the group and other changes

In 2014, ‘Changes in composition of the group and other changes’ represents the reclassification of goodwill to ‘Assets held for sale’. This includes all goodwill that relates to businesses classified as held for sale. For 2014, the amount is EUR 103 million and relates to NN Group. As businesses to which these goodwill amounts relate are classified as held for sale, the related goodwill is no longer evaluated

ING Group Annual Report on Form 20-F 2014	F-46

Notes to the consolidated financial statements continued

at the level of the reporting unit to which it is allocated in the regular goodwill impairment test. Instead, it is reviewed as part of the valuation of the disposal group that is presented as held for sale.

Goodwill is allocated to goodwill reporting units as follows:

Goodwill allocation to reporting units
	2014	2013
Retail Netherlands		1
Retail Belgium	50	50
Retail Germany	349	349
Retail Central Europe	638	611
Commercial Banking	24	24
Insurance Europe		101

	1,061	1,137

In 2014, goodwill of EUR 103 million was written-off, as NN group is expected to be sold below its carrying value. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 33 ‘Discontinued operations’ and Note 57 ‘Other events’. Other changes in 2014 are mainly due to changes in currency exchange rates.

The changes in reportable segments as disclosed in Note 39 ‘Segments’ resulted in the above reporting units but did not impact the outcome of the impairment test.

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

Such additional analyses were performed for the goodwill that was concluded to be impaired as set out above. For other reporting units, in both 2014 and 2013, the first step as described above indicates that there is a significant excess of recoverable amount over book value for both reporting units to which goodwill is allocated. As a result, a second step was not necessary and there is no significant exposure of goodwill impairment for sensitivities in the underlying assumptions.

11 Deferred acquisition costs

Changes in deferred acquisition costs
	Life insurance		Non-life insurance		Total
	2014	2013	2014	2013	2014	2013
Opening balance	1,316	4,513	37	36	1,353	4,549
Capitalised	283	616	23	8	306	624
Amortisation and unlocking	–249	–1,885	–7	–7	–256	–1,892
Effect of unrealised revaluations in equity		660				660
Exchange rate differences	31	–494			31	–494
Changes in the composition of the group and other changes	–1,381	–2,094	–53		–1,434	–2,094

Closing balance	0	1,316	0	37	0	1,353

In 2014, Changes in the composition of the group and other changes includes EUR –1,431 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –4,416 million as a result of the classification of Voya as held for sale and EUR 2,409 million as a result of the classification to continuing operations of ING Japan.

F-47	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In 2013, the separate reporting of the Japan Closed Block VA business line triggered a write-off of all deferred acquisition costs (DAC) related to the Japan Closed Block VA business of EUR 1,405 million, partly compensated by a release of the Life insurance provision related to unearned revenues of EUR 867 million. The write-off was included in Amortisation and unlocking. Reference is made to Note 33 ‘Discontinued operations’.

For flexible life insurance contracts the growth rate assumption used to calculate the amortisation of the deferred acquisition costs for 2013 was 6.0% gross and 4.3% net of investment management fees. Percentages were based on the portfolios from continuing operations.

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

As at 31 December 2014, Assets and liabilities held for sale relates to mainly to NN Group including Japan, the associate ING Vysya and the available-for-sale investment Voya . As at 31 December 2014, the Investment in associate of 43% in ING Vysya amounts to EUR 704 million. As at 31 December 2014, the available-for-sale equity investment of 18.9% in Voya amounts to EUR 1,591 million.

As at 31 December 2013, Assets and liabilities held for sale related to Voya and the remaining ING Insurance and investment management businesses in Asia (‘Asia’) excluding ING Japan.

During 2014, the (partial) divestments of Voya and the Taiwanese investment management businesses closed. As a result these businesses are no longer consolidated as at 31 December 2014. During 2013, the divestments of the insurance businesses in Hong Kong, Macau and Thailand, ING’s investment management business in Malaysia and Thailand, ING’s Insurance joint ventures in South Korea and India and ING Direct UK closed. Reference is made to Note 52 ‘Companies and businesses acquired and divested’.

NN Group

In July 2014, ING Group sold 31.9% of its interest in NN Group (a wholly owned subsidiary of ING Group) through an Initial Public Offering (‘IPO’) and transactions with anchor investors and underwriters reducing its remaining interest in NN Group to 68.1%. These partial divestment transactions did not impact the profit and loss account of ING Group in 2014, as NN Group continued to be fully consolidated. Reference is made to Note 14 ‘Equity’.

In 2014, NN Group is presented as Assets and liabilities held for sale and discontinued operations because it is assessed highly probable that ING will lose control within a year. Upon classification, the carrying amount of the disposal group was compared to NN Group’s fair value less cost to sell. The fair value less cost to sell was lower than the carrying value of the disposal group and as a result goodwill and certain other non-current non-financial assets of EUR 103 million and EUR 367 million respectively were written-off. Reference is made to Note 33 ‘Discontinued operations’, Note 57 ‘Other events’ and Note 58 ‘Subsequent events’.

Voya

As of 30 September 2013, Voya was presented as Assets and liabilities held for sale and discontinued operations because it was assessed highly probably that ING would lose control within a year. The sale in March 2014 of 37.7 million shares reduced ING Group’s stake in Voya to approximately 43.2%, from 56.5% as at 31 December 2013. Following this transaction, Voya was deconsolidated and was accounted for as an associate held for sale. The investment in Voya was recognised at its fair value which amounted to EUR 2,914 million at the date when control was lost.

In September 2014, ING Group sold a further 10.8% to reduce ING Group’s interest in Voya to 32.5%. ING Group sold 22.3 million Voya shares in the public offering. In addition ING Group sold to Voya 7.7 million shares for an aggregate amount of USD 300 million. These transactions resulted in an after tax profit of EUR 40 million and is recognised in the profit and loss account in the line Net result from disposal of discontinued operations.

In November 2014, ING Group sold a further 34.5 million shares of Voya. ING Group sold 30.0 million Voya shares in the public offering. In addition, ING Group sold to Voya 4.5 million shares for an aggregate amount of EUR 138 million (USD 175 million). These transactions settled on 18 November 2014. The sale of the total of 34.5 million shares from the combined transactions reduces ING Group’s stake in Voya from 32.5% to 18.9%. As a result of these transactions, ING Group loses significant influence over Voya and accounts for its stake in Voya as an available-for-sale investment held for sale as at 31 December 2014. These transactions resulted in an after tax profit of EUR 418 million and is recognised in the profit and loss account in the line Net Result from disposal of discontinued operations in 2014. Reference is made to Note 57 ‘Other events’.

If ING would sell its entire equity interest in Voya, this interest may be sold at a discount to the quoted market price.

Investment Management Taiwan

In 2013, goodwill of EUR 42 million related to Investment Management Taiwan was written-off. The developments in the sales process of Investment Management Taiwan during 2013 (resulting in a sale in January 2014) indicated that the expected sales proceeds was no longer above the carrying value. The related charge was included in 2013 in the profit and loss account in Net result from discontinued operations.

ING Direct UK

In 2012, goodwill of EUR 16 million related to ING Direct UK was written-off and the charge was included in the profit and loss account in the line Result on disposals of group companies.

ING Group Annual Report on Form 20-F 2014	F-48

Notes to the consolidated financial statements continued

Assets held for sale
	2014	2013	2012
Cash and balances with central banks	6,239	2,264	1,342
Amounts due from banks			123
Financial assets at fair value through profit and loss	49,438	80,743	26,688
Investments	73,868	52,806	24,805
Loans and advances to customers	27,425	8,380	8,705
Reinsurance contracts	241	4,388	98
Investments in associates and joint ventures	2,244	146	37
Real estate investments	1,104	6
Property and equipment		129	56
Intangible assets	17	875	176
Deferred acquisition costs	1,403	4,402	5,124
Other assets	3,448	2,745	–1,558

	165,427	156,884	65,596

Liabilities held for sale
	2014	2013	2012
Debt securities in issue		2,548
Other borrowed funds	7,341	138
Insurance and investments contracts	119,237	135,851	51,828
Amounts due to banks	56
Customer deposits and other funds on deposit	5,911		14,207
Financial liabilities at fair value through profit and loss	3,100	2,554	2,081
Other liabilities	6,461	5,310	–619

	142,106	146,401	67,497

Shareholders’ equity

Included in Shareholders’ equity is cumulative other comprehensive income of EUR 3,466 million related to NN Group (2013: EUR 35 million related to Voya) related to Assets and liabilities held for sale.

Insurance and investment contracts, reinsurance contracts of NN Group

In 2014, following the classification as held for sale of NN Group both the Insurance and investment contracts and Reinsurance contracts are presented as Assets and liabilities held for sale. The 2013 comparatives are disclosed in Note 18 ‘Insurance and investment contracts, Reinsurance contracts’.

Insurance and investment contracts, reinsurance contracts - Held for sale - NN Group
2014	Provision net of reinsurance	Reinsurance contracts	Insurance and investment contracts
Provision for non-participating life policy liabilities	18,152	27	18,179
Provision for participating life policy liabilities	47,661	87	47,748
Provision for (deferred) profit sharing and rebates	7,712		7,712

Life insurance provisions excluding provisions for risk of policyholders	73,525	114	73,639
Provision for life insurance for risk of policyholders	39,671	46	39,717

Life insurance provisions	113,196	160	113,356
Provision for unearned premiums and unexpired risks	264	3	267
Reported claims provision	2,583	77	2,660
Claims incurred but not reported (IBNR)	612	1	613

Claims provisions	3,195	78	3,273

Total provisions for insurance contracts	116,655	241	116,896
Investment contracts for risk of company	772		772
Investment contracts for risk of policyholders	1,569		1,569

Total provisions for investment contracts	2,341	0	2,341

Total	118,996	241	119,237

F-49	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

To the extent that the assuming reinsurers are unable to meet their obligations, the Group is liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectable.

Where discounting is used in the calculation of Life insurance provisions, the rate is within the range 2.0% to 3.7% in 2014 based on weighted averages.

Where discounting is used in the calculation of the Claims provision the rate is within the range 2.3% to 4.0% in 2014 based on weighted averages.

Deferred acquisition costs (DAC)

For flexible life insurance contracts the average growth rate assumption used to calculate the amortisation of the DAC for 2014 is 6.4% gross and 4.8% net of investment management fees.

Reserve adequacy

The provisions for insurance contracts are adequate at both the 90% and 50% confidence levels, both in aggregate for NN Group and for each of the segments. The provisions for insurance contracts in the segment Netherlands Life are approximately at the 90% confidence level.

Legal proceedings

Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 51 ‘Legal proceedings’.

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in active markets (Level 1), valuation techniques supported by observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Reference is made to Note 43 ‘Fair value of assets and liabilities’ for more details on the fair value hierarchy.

The fair values of the financial instruments carried at fair value were determined as follows:

Methods applied in determining fair values of financial assets and liabilities - Held for sale - NN Group
2014	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	10	14	604	628
Investments for risk of policyholders	36,997	3,985	240	41,222
Non-trading derivatives	152	6,944		7,096
Financial assets designated as at fair value through profit and loss	454	38		492
Available-for-sale investments	51,445	18,981	1,851	72,277

	89,058	29,962	2,695	121,715
Financial liabilities
Non-trading derivatives	30	3,069		3,099
Investment contracts (for contracts at fair value)	1,515	54		1,569

	1,545	3,123		4,668

Level 3 Financial assets at fair value

Financial assets measured at fair value in the balance sheet as at 31 December 2014 of EUR 121.8 billion include an amount of EUR 2.7 billion (2.2%) that is classified as Level 3 (31 December 2013: EUR 3.1 billion (3.0%)).

Financial assets in Level 3 include both assets for which the fair value was determined using valuation techniques that incorporate unobservable inputs and assets for which the fair value was determined using quoted prices, but for which the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on NN Group’s own assumptions about the factors that market participants would use in pricing an asset, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Fair values that are determined using valuation techniques using unobservable inputs are sensitive to the inputs used. Fair values that are determined using quoted prices are not sensitive to unobservable inputs, as the valuation is based on unadjusted external price quotes. These are classified in Level 3 as a result of the illiquidity in the relevant market, but are not significantly sensitive to NN Group’s own unobservable inputs.

Trading assets

Of the total amount of financial assets classified as level 3 as at 31 December 2014 of EUR 2.7 billion, an amount of EUR 0.6 billion relates to trading assets (private equity investments) that are recognised at fair value through profit and loss.

ING Group Annual Report on Form 20-F 2014	F-50

Notes to the consolidated financial statements continued

Valuation methodology

The fair value of private equity investments is generally based on a forward looking market approach. This approach uses a combination of company financials and quoted market multiples. In the absence of quoted prices in an active market, fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects, price, earnings comparisons and by reference to market valuations for similar entities quoted in an active market. Valuations of private equity investments are mainly based on an ‘adjusted multiple of earnings‘ methodology on the following basis:

•	Earnings: Reported earnings adjusted for non-recurring items, such as restructuring expenses, for significant corporate actions and, in exceptional cases, for run-rate adjustments to arrive at maintainable earnings. The most common measure is earnings before interest, tax, depreciation and amortisation (‘EBITDA‘). Earnings used are usually management forecasts for the current year, unless data from management accounts for the 12 months preceding the reporting period or the latest audited annual accounts provide a more reliable estimate of maintainable earnings.

•	Earnings multiples: Earnings multiples are derived from comparable listed companies or relevant market transaction multiples for companies in the same industry and, where possible, with a similar business model and profile in terms of size, products, services and customers, growth rates and geographic focus. Adjustments are made for differences in the relative performance in the group of comparable companies.

•	Adjustments: A marketability or liquidity discount is applied based on factors such as alignment with management and other investors and NN Group’s investment rights in the deal structure.

Key assumptions

Key assumptions in the valuation of private equity investments are the Earnings multiples and the Marketability/liquidity adjustments. The Marketability/liquidity adjustment is typically in the range of 10% to 20%. Earnings multiples used range from 2.8x to 8.8x (2013: 2.6x to 10.1x) after Marketability/liquidity adjustment (net).

Sensitivities

If the net multiples (Earnings multiple adjusted for Marketability/liquidity) would have been increased or decreased by 10%, this would have had an impact on the directly held unquoted private equity investment portfolio of +12% and –12% respectively (2013: +13% and –13%).

Investments for risk of policyholders

Of the EUR 2.7 billion Level 3 investments EUR 0.2 billion relates to investments for risk of policyholders. Therefore Net result is unaffected by reasonable changes in fair value of these investments.

Available-for-sale

The remaining EUR 1.9 billion relates to Available-for-sale investments whose fair value is generally based on unadjusted quoted prices in inactive markets. This includes for example debt securities and shares in real estate investment funds and private equity investment funds for which the fair value is determined using quoted prices for the securities or quoted prices obtained from the asset managers of the funds. It is estimated that a 10% change in valuation of these investments would have no impact on Net result but would increase or reduce Shareholders’ equity of NN Group by EUR 190 million being approximately 0.9% (before tax) of Total equity.

Methods applied in determining fair values of financial assets and liabilities - Held for sale - Voya
2013	Level 1	Level 2	Level 3	Total
Financial assets
Investments for risk of policyholders	74,094	3,944	9	78,047
Non-trading derivatives	1	833	69	903
Financial assets designated as at fair value through profit and loss	37	943	813	1,793
Available-for-sale investments	4,315	47,878	613	52,806

	78,447	53,598	1,504	133,549
Financial liabilities
Non-trading derivatives	231	1,015	1,308	2,554
Investment contracts (for contracts at fair value)	1,569	3,903	9	5,481

	1,800	4,918	1,317	8,035

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets - Held for sale - NN Group
2014	Level 1	Level 2	Level 3	Total
Real estate investments			1,104	1,104
Property in own use			88	88

			1,192	1,192

F-51	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Methods applied in determining fair values of non-financial assets - Held for sale - Voya
2013	Level 1	Level 2	Level 3	Total
Real estate investments			6	6
Property in own use			102	102

			108	108

Reclassifications to Loans and advances to customers in 2009

In the second quarter of 2009 NN Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers. NN Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table below provides information on this reclassification. Information is provided for this reclassification as at the date of reclassification and as at the end of the subsequent reporting periods. This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet.

Reclassifications to Loans and advances to customers
Q2 2009
As per reclassification date
Fair value	6,135
Range of effective interest rates (weighted average)	1.4%–24.8%
Expected recoverable cash flows	7,118
Unrealised fair value gains/losses in shareholders’ equity (before tax)	–896
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–971
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification	nil
Recognised impairment (before tax) in the year prior to reclassification	nil

Reclassifications to Loans and advances to customers
	2014	2013	2012	2011	2010	2009
Years after reclassification
Carrying value	809	1,098	1,694	3,057	4,465	5,550
Fair value	984	1,108	1,667	2,883	4,594	5,871
Unrealised fair value gains/losses recognised in shareholders’ equity (before tax)	–213	–111	–186	–307	–491	–734
Effect on shareholders’ equity (before tax) if reclassification had not been made	175	10	–27	–174	129	321
Effect on result (before tax) if reclassification had not been made	nil	nil	nil	nil	nil	nil
Effect on result (before tax) after the reclassification (mainly interest income)	n.a	n.a.	n.a.	n.a.	n.a.	121
Effect on result (before tax) for the year (interest income and sales results)	–2	–10	–47	90	89	n.a.
Recognised impairments (before tax)	nil	nil	nil	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil	nil	nil	nil

13 Other assets

Other assets by type
	2014	2013	2012
Net defined benefit assets	589	1,006	1,590
Deferred tax assets	1,145	1,380	2,244
Reinsurance and insurance receivables		635	1,763
Property development and obtained from foreclosures	405	746	1,033
Income tax receivable	289	597	558
Accrued interest and rents	6,848	9,988	12,356
Other accrued assets	555	961	1,542
Other	4,135	6,026	5,124

	13,966	21,339	26,210

In 2014, the change in Other assets includes EUR –3,641 million (EUR –3,607 million as per classification date) as a result of the classification of NN Group as held for sale and EUR –195 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

ING Group Annual Report on Form 20-F 2014	F-52

Notes to the consolidated financial statements continued

Disclosures in respect of Net defined benefit assets are provided in Note 41 ‘Pension and other post-employment benefits’ and deferred tax assets are provided in Note 42 ‘Taxation’.

In 2013, the change in Other assets includes EUR –2,495 million as a result of the classification of Voya as held for sale and EUR 1,251 million as a result of the classification to continuing operations of ING Japan.

Reinsurance and insurance receivables

Reinsurance and insurance receivables
	2014	2013
Receivables on account of direct insurance from
– policyholders		500
– intermediaries		51
Reinsurance receivables		84

		635

In 2014, the change in Reinsurance and insurance receivables includes EUR –635 million (EUR –927 million as per classification date) as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

The allowance for uncollectable reinsurance and insurance receivables amounted to EUR 62 million as at 31 December 2013. The allowance is deducted from this receivable.

Property development and obtained from foreclosures

Property development and obtained from foreclosures
	2014	2013
Property under development	1	14
Property developed	319	658
Property obtained from foreclosures	85	74

	405	746
Gross carrying amount as at 31 December	887	1,601
Accumulated impairments as at 31 December	–482	–855

Net carrying value	405	746

In 2014, the change in Property development and obtained from foreclosures includes EUR –3 million (EUR –2 million as per classification date) as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2014 is nil (2013: nil).

Accrued interest and rents

Accrued interest and rents includes EUR 3,152 million (2013: EUR 4,541 million) accrued interest on assets measured at amortised cost under the IAS 39 classification Loans and receivables.

Other

Other includes EUR 2,144 million (2013: EUR 3,400 million) related to transactions still to be settled at balance sheet date.

F-53	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Equity

14 Equity

Total equity
	2014	2013	2012
Share capital	925	921	919
Share premium	16,046	16,038	16,034
Revaluation reserve	11,021	5,557	10,476
Currency translation reserve	–741	–2,161	–841
Net defined benefit asset/liability remeasurement reserve	–504	–3,766	–2,861
Other reserves	19,887	25,686	22,730

Shareholders’ equity (parent)	46,634	42,275	46,457
Non-voting equity securities		1,500	2,250

	46,634	43,775	48,707
Minority interests	8,047	5,913	1,643

Total equity	54,681	49,688	50,350

Share capital

Share capital
	Ordinary shares (par value EUR 0.24)
	Number x 1,000			Amount
	2014	2013	2012	2014	2013	2012
Authorised share capital	14,500,000	14,500,000	14,500,000	3,480	3,480	3,480
Unissued share capital	10,641,138	10,659,106	10,668,439	2,555	2,559	2,561

Issued share capital	3,858,862	3,840,894	3,831,561	925	921	919

Changes in issued share capital
	Ordinary shares (par value EUR 0.24)
	Number x 1,000	Amount
Issued share capital as at 1 January 2013	3,831,561	919
Issue of shares	9,333	2
Issued share capital as at 31 December 2013	3,840,894	921
Issue of shares	17,968	4

Issued share capital as at 31 December 2014	3,858,862	925

In 2014, ING Groep N.V. issued 18.0 million (depositary receipts for) ordinary shares at par value (2013: 9.3 million) in order to fund obligations arising from share-based employee incentive programmes. No changes occurred in the issued share capital in 2012.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorised ordinary share capital of ING Groep N.V. currently consists of 14,500 million ordinary shares. As at 31 December 2014, 3,859 million of ordinary shares were issued and fully paid.

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

ING Group Annual Report on Form 20-F 2014	F-54

Notes to the consolidated financial statements continued

Depositary receipts for ordinary shares held by ING Group (Treasury shares)

As at 31 December 2014, 4.3 million (2013: 4.0 million; 2012: 30.1 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium

In 2014 and in 2013, share premium increased with EUR 8 million and EUR 4 million respectively as a result of issuance of ordinary shares for share-based employee incentive programmes. No changes occurred in the share premium in 2012.

Revaluation reserve

Changes in revaluation reserve
2014	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	334	3,344	1,879	5,557
Unrealised revaluations	–28	7,656		7,628
Realised gains/losses transferred to profit and loss		–133	–4	–137
Changes in cash flow hedge reserve			3,105	3,105
Transfer to insurance liabilities/DAC		–2,658		–2,658
Impact of IPO NN Group	–2	–874	–1,100	–1,976
Changes in composition of the group and other changes	2	–497	–3	–498

Closing balance	306	6,838	3,877	11,021

Impact of NN Group relates to the IPO of NN Group as explained in Note 57 ‘Other events’.

Changes in composition of the group and other changes includes EUR –502 million related to the deconsolidation of Voya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Changes in revaluation reserve
2013	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	345	7,442	2,689	10,476
Unrealised revaluations	–7	–5,527		–5,534
Realised gains/losses transferred to profit and loss		–327		–327
Changes in cash flow hedge reserve			–812	–812
Transfer to insurance liabilities/DAC		2,200		2,200
Impact of Voya	–4	–444	2	–446

Closing balance	334	3,344	1,879	5,557

Impact of Voya relates to the IPO and second tranche sale of Voya as explained in Note 57 ‘Other events’.

Changes in revaluation reserve
2012	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	367	3,212	1,971	5,550
Unrealised revaluations	–22	7,183		7,161
Realised gains/losses transferred to profit and loss		–772		–772
Changes in cash flow hedge reserve			718	718
Transfer to insurance liabilities/DAC		–2,181		–2,181

Closing balance	345	7,442	2,689	10,476

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 18 ‘Insurance and investment contracts, reinsurance contracts’.

F-55	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Currency translation reserve

Changes in currency translation reserve
	2014	2013	2012
Opening balance	–2,161	–841	93
Unrealised revaluations	–53	335	–142
Realised gains/losses transferred to profit and loss	481	213	–68
Exchange rate differences	940	–1,868	–724
Impact of IPO NN Group	52

Closing balance	–741	–2,161	–841

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

Net defined benefit asset/liability remeasurement reserve

The change in the Net defined benefit asset/liability remeasurement reserve relates mainly to the transfer of all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. Reference is made to Note 41 ‘Pension and other post-employment benefits’.

Other reserves

Changes in other reserves
2014	Retained earnings	Share of associates and joint ventures reserve	Treasury shares	Other reserves	Total
Opening balance	24,074	1,644	–32		25,686
Result for the year	963				963
Changes in treasury shares			–14		–14
Transfer to share of associates and joint ventures reserve	161	–161
Employee stock options and share plans	87				87
Repurchase premium	–750				–750
Impact of IPO NN Group	–2,339				–2,339
Changes in composition of the group and other changes	–3,746				–3,746

Closing balance	18,450	1,483	–46		19,887

Impact of NN Group relates to the Initial Public Offering (‘IPO’) of NN Group N.V., ING’s Europe-based retirement, investment and insurance business (‘NN Group’) as explained in Note 57 ‘Other events’.

The repurchase premium of EUR 750 million is paid in relation to the repayment of the EUR 1,500 million non-voting equity securities to the Dutch State.

Changes in composition of the group and other changes includes a decrease of EUR 3,279 million in Retained earnings as result of the transfer of part of the Net defined benefit asset/liability remeasurement reserve due to the financial independence of the Dutch ING Pension Fund. Furthermore, Changes in composition of the group and other changes also includes EUR 87 million related to the deconsolidation of Voya. Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 41 ‘Pension and other post-employment benefits’ and Note 57 ‘Other events’.

In 2014, ING changed the presentation of the components within the Other reserves in equity. The items previously presented in Other within the Other reserves, with the exception of the Net defined benefit asset/liability measurement reserve for the defined benefit plans, are now being presented in the component Retained earnings. The new presentation improves transparency. The 2013 comparatives were restated accordingly.

ING Group Annual Report on Form 20-F 2014	F-56

Notes to the consolidated financial statements continued

Changes in other reserves
2013	Retained earnings	Share of associates and joint ventures reserve	Treasury shares	Other reserves	Total
Opening balance	21,614	1,526	–410		22,730
Result for the year	4,890				4,890
Changes in treasury shares			378		378
Transfer to share of associates and joint ventures reserve	–118	118
Employee stock options and share plans	–84				–84
Repurchase premium	–375				–375
Impact of Voya	–2,080				–2,080
Changes in composition of the group and other changes	227				227

Closing balance	24,074	1,644	–32		25,686

Impact of Voya relates to the IPO and second tranche sale of Voya as explained in Note 57 ‘Other events’.

The repurchase premium of EUR 375 million is paid in relation to the repayment of the EUR 750 million non-voting equity securities.

Changes in other reserves
2012	Retained earnings	Share of associates and joint ventures reserve	Treasury shares	Other reserves	Total
Opening balance	19,245	1,290	–665		19,870
Result for the year	3,727				3,727
Unrealised revaluations	–79				–79
Changes in treasury shares			255		255
Transfer to share of associates and joint ventures reserve	–236	236
Employee stock options and share plans	7				7
Repurchase premium	–375				–375
Changes in composition of the group and other changes	–675				–675

Closing balance	21,614	1,526	–410		22,730

The repurchase premium of EUR 375 million is paid in relation to the repayment of the EUR 750 million non-voting equity securities.

Changes in treasury shares
	Amount			Number
	2014	2013	2012	2014	2013	2012
Opening balance	32	410	665	3,994,055	30,112,671	49,305,917
Purchased/sold	6	14	–86	351,252	976,907	–14,554,460
Share-based payments		–100	–67	–43,185	–6,698,947	–4,638,786
Other	8	–292	–102		–20,396,576

Closing balance	46	32	410	4,302,122	3,994,055	30,112,671

Non-voting equity securities (Core Tier 1 securities)

On 7 November 2014, ING Group made the final repayment on the Core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including this final payment, the total amount paid to the Dutch State is EUR 13.5 billion, containing EUR 10 billion in principal and EUR 3.5 billion in interest and premiums, giving the Dutch State an annualised return of 12.7%. For information on the non-voting equity securities and the repayments made, reference is made to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserve, Share of associates and joint ventures reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2014, an amount of EUR 1,070 million (2013: EUR 987 million; 2012: EUR 911 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

F-57	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.

Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries, associates and joint ventures. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V.

Legally distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Legally distributable reserves
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Non-distributable reserves	7,411	6,134		13,545

Legally distributable reserve	26,917	7,361	122	34,400

Legally distributable reserves
2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,062	5,628	48,994
Non-distributable reserves	7,340	3,105	239	10,684

Legally distributable reserve	21,964	10,957	5,389	38,310

Legally distributable reserves
2012	ING Bank	NN Group	Other	Total
Equity invested	30,117	25,948	151	56,216
Non-distributable reserves	4,007	7,253		11,260

Legally distributable reserve	26,110	18,695	151	44,956

Furthermore there are restrictions to the ability of subsidiaries, associates and joint ventures to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

Minimum capital requirements for ING Group’s subsidiaries, associates and joint ventures are as follows:

Minimum capital requirements – subsidiaries, associates and joint ventures
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Regulatory capital	46,015	14,173
Required minimum regulatory capital	27,501	4,683

	18,514	9,490

Equity invested represents the actual stake held by ING Group, which is 100% in ING Bank and 68% in NN Group, as per 31 December 2014.

Minimum capital requirements – subsidiaries, associates and joint ventures
2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,062	5,628	48,994
Regulatory capital	45,287	10,955	9,828
Required minimum regulatory capital	26,913	4,385	3,761

	18,374	6,570	6,067

Other in 2013 includes Voya.

Minimum capital requirements – subsidiaries, associates and joint ventures
2012	ING Bank	NN Group	Other	Total
Equity invested	30,117	25,948	151	56,216
Regulatory capital	47,116	22,448
Required minimum regulatory capital	28,767	9,523

	18,349	12,925

ING Group Annual Report on Form 20-F 2014	F-58

Notes to the consolidated financial statements continued

In 2012, the regulatory capital and the required minimum regulatory capital is determined based on the Basel II rules.

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint ventures to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group’s subsidiaries, associates and joint ventures. These considerations and limitations include, but are not restricted to, rating agency and regulatory views, which can change over time; it is not possible to disclose a reliable quantification of these limitations. Reference is also made to the ‘Capital Management’ section.

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

On a distribution of a dividend, ING Groep N.V. is in principle required to withhold an income tax on dividends at a rate of 15%.

Minority interest

Minority interest increased with EUR 2,134 million, mainly due to the impact of the IPO of NN Group of EUR 5,397 million, and the issuance of Undated subordinated notes by NN Group of EUR 986 million (net of transaction costs) as well as an increase in the Other comprehensive income of NN Group attributable to minority interest of EUR 1,089 million since the IPO. These increases are partially offset by the deconsolidation of Voya of EUR –5,100 million and the deconsolidation of ING Vysya of EUR –451 million. Reference is made to Note 57 ‘Other events’.

Undated subordinated notes issued by NN Group

In July 2014, NN Group N.V. issued Fixed to Floating Rate Undated Subordinated Notes with a par value of EUR 1 billion. The notes are undated, but are callable after 11.5 years and every quarter thereafter (subject to regulatory approval). The coupon is fixed at 4.50% per annum for the first 11.5 years and will be floating thereafter. As these notes are undated and include optional deferral of interest at the discretion of NN Group, these are classified under IFRS as equity. Coupon payments are deducted from equity if and when paid or contractually due. The discount to the par value and certain issue costs were deducted from equity at issue, resulting in a balance sheet value equal to the net proceeds of EUR 986 million. These notes are included as part of minority interest as ING Group does not hold any of these notes.

The proportional interest held and key information on NN Group is included in the tables below.

NN Group N.V. - Balance sheet
2014	Interest held (%)	Total assets	Total liabilities	Total equity	Minority interests
NN Group - total	100	165,376	144,038	21,338
ING Group’s share (1)	68.14			13,816	7,522

(1) ING Group’s share after intercompany eliminations

NN Group N.V. - Profit and loss account
2014	Interest held (%)	Total income from continuing operations	Total expenses from continuing operations	Net result from discontinued operations	Net result	Minority interests
NN Group - total	100	13,440	12,918	–16	532
ING Group’s share (1)	68.14				362	170

(1) ING Group’s share after intercompany eliminations

NN Group N.V. - Comprehensive income
2014	Interest held (%)	Comprehensive income	Minority interests
NN Group - total	100	5,619
ING Group’s share (1)	68.14	3,829	1,790

(1)	ING Group’s share after intercompany eliminations

F-59	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Total assets and Total liabilities of NN Group as presented above, to which the minority interest in NN Group related, are all presented in the Consolidated balance sheet in Assets held for sale and Liabilities held for sale in 2014. Total income and Total expenses of NN Group, to which the minority interest in NN Group related, are all presented in the Consolidated profit and loss account in Net result from discontinued operations.

Voya

In 2014, the deconsolidation of Voya impacted various components of equity including EUR –5,100 million in minority interest. The loss on the deconsolidation of Voya is recognised in the profit and loss account. Following the deconsolidation of Voya there is no remaining minority interest relating to Voya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, minority interests increased with EUR 4,358 million due to the IPO and second tranche sale of Voya, as explained in Note 57 ‘Other events’. This amount represents approximately 43% of the net asset value under IFRS-IASB of Voya. The proportional interests held and key information on Voya is included in the tables below.

Voya - Balance sheet
2013	Interest held (%)	Total assets	Total liabilities	Total equity	Minority interests
Voya - total	100	155,499	145,609	9,890
ING Group’s share (1)	56.5			5,532	4,358

(1) ING Group’s share after intercompany eliminations.

Voya - Profit and loss account
2013	Interest held (%)	Total income	Total expenses	Net result	Minority interests
Voya - total	100	13,232	13,082	150
ING Group’s share (1)	56.5			39	111

(1) ING Group’s share after intercompany eliminations.

Voya - Statement of Comprehensive income
2013	Interest held (%)	Comprehensive income	Minority interests
Voya - total	100	–1,187
ING Group’s share(1)	56.5	–1,124	–63

(1)	ING Group’s share after intercompany eliminations.

Total assets and Total liabilities as presented above, to which the minority interest in Voya related, were all presented in the Consolidated balance sheet in Assets held for sale and Liabilities held for sale in 2013. Total income and Total expenses as presented above, to which the minority interest in Voya related, were all presented in the Consolidated profit and loss account in Net result from discontinued operations in 2013.

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

ING Group Annual Report on Form 20-F 2014	F-60

Notes to the consolidated financial statements continued

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

Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of cumulative preference shares. Capital may be repaid to the holders of cumulative preference shares pursuant to (i) an amendment of ING Groep N.V.’s Articles of Association whereby the cumulative preference shares are written-down or (ii) a resolution to redeem and cancel the cumulative preference shares.

Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

Liabilities

15 Subordinated loans

Subordinated loans
				Notional amount in original currency					Balance sheet value
Interest rate	Year of issue	First call date	Step-up	Total		Lent on to ING Bank	Lent on to NN Group		2014	2013
4.000%	2014	Anchor investors		EUR	1,125				675
9.000%	2008	None		EUR	10				10	10
8.000%	2008	18 April 2013	No	EUR	1,500	1,050	450			1,501
7.375%	2007	15 October 2012	No	USD	1,500	816	684	(1)	1,232	1,025
6.375%	2007	15 June 2012	No	USD	1,045	1,045			860	759
5.140%	2006	17 March 2016	Yes	GBP	66	66			85	79
5.775%	2005	8 December 2015	Yes	USD	364	364			301	272
6.125%	2005	15 January 2011	No	USD	700	500	200	(1)	574	486
4.176%	2005	8 June 2015	Yes	EUR	169		169		169	168
Variable	2004	30 June 2014	No	EUR	555	555			559	566
6.200%	2003	15 January 2009	No	USD	500	500			409	353
Variable	2003	30 June 2013	No	EUR	430	430			429	433
7.200%	2002	15 December 2007	No	USD	1,100	1,100			899	715
7.050%	2002	15 September 2007	No	USD	800	800			659	522

									6,861	6,889

(1)	These USD loans to NN Group were converted into EUR loans from 30 September 2013.

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for NN Group (originally issued by ING Verzekeringen N.V.) and Tier 1 capital for ING Bank N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.

2014 – Subordinated notes - Anchor investors

In 2014, EUR 1,125 million was received from three external investors (Asian-based investment firms RRJ Capital, Temasek and Sea Town Holdings International) in relation to the IPO of NN Group. This funding, which bears a 4% interest rate, will be repaid in three tranches of NN Group shares. The number of shares in the repayment is variable, such that the fair value of the shares at repayment date equals the notional repayment amount, taking into account a discount in the range of 1.5% to 3% of the market price. In July 2014, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes was exchanged into NN Group shares. The remaining two tranches (each for an aggregate amount of EUR 337.5 million) will be mandatorily exchanged into NN Group shares from 2015 onwards. Reference is made to Note 22 ’Other liabilities’ and Note 57 ‘Other events’.

Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and NN Group N.V.
	2014	2013
ING Bank N.V.	5,287	4,744
NN Group N.V.	823	2,401

	6,110	7,145

F-61	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Debt securities in issue – maturities
	2014	2013
Fixed rate debt securities
Within 1 year	43,270	37,248
More than 1 year but less than 2 years	9,912	10,327
More than 2 years but less than 3 years	7,674	9,475
More than 3 years but less than 4 years	7,872	7,317
More than 4 years but less than 5 years	5,952	7,836
More than 5 years	23,270	23,899

Total fixed rate debt securities	97,950	96,102
Floating rate debt securities
Within 1 year	10,329	12,642
More than 1 year but less than 2 years	7,168	5,037
More than 2 years but less than 3 years	3,220	2,866
More than 3 years but less than 4 years	380	1,591
More than 4 years but less than 5 years	1,793	338
More than 5 years	5,512	9,151

Total floating rate debt securities	28,402	31,625

Total debt securities	126,352	127,727

As at 31 December 2014, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 11,532 million (2013: EUR 8,081 million).

Dutch government guaranteed notes

The following bonds were issued under the Credit Guarantee Scheme of the State of the Netherlands. These bonds were fully repaid in 2014. ING Group paid a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme:

•	ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009. The issue was priced at a fixed rate of 3.375%, 75 basis points over mid-swaps. After the repurchase in 2013 (see below) there was a remaining amount of approximately EUR 2.72 billion outstanding on these bonds. These bonds were repaid on 3 March 2014;

•	ING Bank issued a 5 year USD 2.25 billion fixed rate government guaranteed senior unsecured bond in March 2009. The issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps. After the repurchase in 2013 (see below) there was a remaining amount of approximately USD 1.26 billion outstanding on these bonds. These bonds were repaid on 19 March 2014; and

•	ING Bank issued a 5 year USD 0.4 billion privately placed government guarantee senior unsecured bond in March 2009 with a floating rate of 3 months USD LIBOR + 145 basis points. These bonds were repaid on 27 March 2014.

2013 – Repurchase of certain Dutch Government guaranteed notes

In 2013, ING Bank repurchased certain EUR and USD denominated Dutch Government guaranteed notes. One offer was for the EUR-denominated notes with a total principal amount of EUR 4.0 billion (3.375% fixed rate notes which were due on 3 March 2014). The aggregate principal amount of the notes repurchased was approximately EUR 1.28 billion or 32%, leaving a remaining amount outstanding of approximately EUR 2.72 billion. ING Bank paid a purchase price of EUR 1,022.19 per EUR 1,000 principal amount for the EUR denominated notes. In 2013, a charge of EUR 14 million (EUR 11 million after tax) was recognised in Other income - Other on the EUR-denominated notes.

The second offer was for the USD-denominated notes with a principal amount of USD 2.25 billion (3.90% fixed rate notes which were due on 19 March 2014). The aggregate principal amount of the notes repurchased was approximately USD 990 million or 44%, leaving a remaining amount outstanding of approximately USD 1.26 billion. ING Bank paid a purchase price of USD 1,026.66 per USD 1,000 principal amount for the USD denominated notes. In 2013, a charge of EUR 11 million (EUR 8 million after tax) was recognised in Other income - Other on the USD-denominated notes. These transactions were settled on 3 July 2013.

Furthermore in 2013, ING Bank repurchased an additional EUR 1.1 billion and USD 500 million of Dutch government guaranteed notes. These repurchases resulted in an additional charge of EUR 11 million (EUR 8 million after tax) and was recognised in Other income - Other.

ING Group Annual Report on Form 20-F 2014	F-62

Notes to the consolidated financial statements continued

17 Other borrowed funds

Other borrowed funds by remaining term
2014	2015	2016	2017	2018	2019	Years after 2019	Total
Subordinated loans of group companies	889	158	702			9,118	10,867
Preference shares of group companies						430	430

	889	158	702			9,548	11,297

Other borrowed funds by remaining term
2013	2014	2015	2016	2017	2018	Years after 2018	Total
Subordinated loans of group companies	105	810	760	1,121	18	6,293	9,107
Preference shares of group companies						379	379
Loans contracted	9	20	15	12		1,122	1,178
Loans from credit institutions	2,762		60			220	3,042

	2,876	830	835	1,133	18	8,014	13,706

In 2014, the change in Other borrowed funds includes EUR –3,476 million (EUR –5,225 million as per classification date) related to the classification of NN Group as held for sale and EUR –144 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

The Tier 1 hybrid as mentioned in Note 15 ‘Subordinated loans’ was replaced by the EUR 1.5 billion 3.625% CRD-IV eligible Tier 2 securities that were successfully issued by ING Bank in February 2014 and are recognised in Other borrowed funds.

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

F-63	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

18 Insurance and investment contracts, reinsurance contracts

In 2013, the provision for Insurance and investment contracts was presented gross in the balance sheet as ‘Insurance and investment contracts’. In 2013, the related reinsurance was presented as ‘Reinsurance contracts’ under Assets in the balance sheet.

Insurance and investment contracts, reinsurance contracts
	Provision net of reinsurance		Reinsurance contracts		Insurance and investment contracts
	2014	2013	2014	2013	2014	2013
Provision for non-participating life policy liabilities		17,570		34		17,604
Provision for participating life policy liabilities		46,208		88		46,296
Provision for (deferred) profit sharing and rebates		3,799				3,799

Life insurance provisions excluding provisions for risk of policyholders		67,577		122		67,699
Provision for life insurance for risk of policyholders		38,038		49		38,087

Life insurance provisions		105,615		171		105,786
Provision for unearned premiums and unexpired risks		266		3		269
Reported claims provision		2,643		77		2,720
Claims incurred but not reported (IBNR)		595		1		596

Claims provisions		3,238		78		3,316

Total provisions for insurance contracts		109,119		252		109,371
Investment contracts for risk of company		810				810
Investment contracts for risk of policyholders		1,588				1,588

Total provisions for investment contracts		2,398				2,398

Total		111,517		252		111,769

In 2014, the change in Insurance and investment contracts, reinsurance contracts includes EUR –111,769 million (EUR –119,118 million as per classification date) related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’

The deferred profit sharing amount on unrealised revaluation is included in Provision for (deferred) profit sharing and rebates and amounted to EUR 3,488 million as at 31 December 2013.

ING Group Annual Report on Form 20-F 2014	F-64

Notes to the consolidated financial statements continued

Changes in life insurance provisions
	Provision net of reinsurance (excluding provision for life insurance for risk of policyholders)		Provision for life insurance for risk of policyholders (net of reinsurance)		Reinsurance contracts		Life insurance provisions
	2014	2013	2014	2013	2014	2013	2014	2013
Opening balance	67,577	117,834	38,038	90,754	171	5,204	105,786	213,792
Changes in the composition of the group and other changes	–71,081	–41,239	–40,291	–54,915	–180	–4,770	–111,552	–100,924

	–3,504	76,595	–2,253	35,839	–9	434	–5,766	112,868
Current year provisions	3,192	9,973	1,113	8,459	9	490	4,314	18,922
Change in deferred profit sharing liability	2,649	–2,309					2,649	–2,309
Prior year provisions
– benefit payments to policyholders	–4,805	–17,361	–3,094	–15,466		–756	–7,899	–33,583
– interest accrual and changes in fair value of liabilities	1,911	3,932			1	35	1,912	3,967
– valuation changes for risk of policyholders			3,688	13,519			3,688	13,519
– effect of changes in other assumptions	103	–140	–102		–2	–2	–1	–142

	–2,791	–13,569	492	–1,947	–1	–723	–2,300	–16,239
Exchange rate differences	454	–3,113	648	–4,313	1	–30	1,103	–7,456

Closing balance	0	67,577	0	38,038	0	171	0	105,786

In 2014, Changes in the composition of the group and other changes includes EUR –113,057 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –136,541 million as a result of the classification of Voya as held for sale and EUR 29,445 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Where discounting was used in the calculation of life insurance provisions, the rate was within the range 2.3% to 4.0% in 2013 based on weighted averages.

‘Effect of changes in other assumptions’ in 2013 related mainly to the assumption refinement for the Insurance US Closed Block VA business. This effect was included as part of Net result from discontinued operations in the Consolidated profit and loss account.

As at 31 December 2013, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 343 million. There was no provision for uncollectable reinsurance in 2013.

Changes in provision for unearned premiums and unexpired risks
	Provision net of reinsurance		Reinsurance contracts		Provision for unearned premiums and unexpired risks
	2014	2013	2014	2013	2014	2013
Opening balance	266	265	3	2	269	267
Changes in the composition of the group and other changes	–413	2	–7	1	–420	3

	–147	267	–4	3	–151	270
Premiums written	1,372	1,642	30	40	1,402	1,682
Premiums earned during the year	–1,225	–1,643	–26	–40	–1,251	–1,683

Closing balance	0	266	0	3	0	269

In 2014, Changes in the composition of the group and other changes includes EUR –398 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

F-65	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Changes in claims provisions
	Provision net of reinsurance		Reinsurance contracts		Claims provisions
	2014	2013	2014	2013	2014	2013
Opening balance	3,238	3,179	78	84	3,316	3,263
Changes in the composition of the group and other changes	–3,195	1	–83	–1	–3,278

	43	3,180	–5	83	38	3,263
Additions
– for the current year	541	1,176	5	9	546	1,185
– for prior years	–490	–86	5		–485	–86
– interest accrual of provision	17	40			17	40

	68	1,130	10	9	78	1,139
Claim settlements and claim settlement costs
– for the current year	–17	–452	–1	–1	–18	–453
– for prior years	–97	–618	–4	–13	–101	–631

	–114	–1,070	–5	–14	–119	–1,084
Exchange rate differences	3	–2			3	–2

Closing balance	0	3,238	0	78	0	3,316

In 2014, Changes in the composition of the group and other changes includes EUR –3,272 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% in 2013.

Changes in investment contracts liabilities
	2014	2013
Opening balance	2,398	12,628
Changes in the composition of the group and other changes	–2,422	–9,504

	–24	3,124
Current year liabilities	135	3,773
Prior year provisions
– payments to contract holders	–195	–4,522
– interest accrual	1	13
– valuation changes investments	83	69

	–111	–4,440
Exchange rate differences		–59

Closing balance	0	2,398

In 2014, Changes in the composition of the group and other changes includes EUR –2,391 million related to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –9,402 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

ING Group Annual Report on Form 20-F 2014	F-66

Notes to the consolidated financial statements continued

Gross claims development table
	Accident year
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Estimate of cumulative claims:
At the end of accident year	1,096	1,109	1,100	1,020	1,078	1,200	1,169	1,217	1,232	1,217
1 year later	979	1,041	1,057	923	1,060	1,213	1,198	1,244	1,182
2 years later	856	940	978	859	1,033	1,153	1,159	1,191
3 years later	840	911	965	861	1,032	1,146	1,157
4 years later	843	896	974	842	1,024	1,129
5 years later	836	893	960	837	1,041
6 years later	834	875	965	849
7 years later	834	875	970
8 years later	828	875
9 years later	835

Estimate of cumulative claims	835	875	970	849	1,041	1,129	1,157	1,191	1,182	1,217	10,446
Cumulative payments	–721	–775	–841	–679	–820	–867	–866	–793	–699	–453	–7,514

	114	100	129	170	221	262	291	398	483	764	2,932
Effect of discounting	–6	–13	–15	–24	–30	–32	–39	–54	–50	–34	–297

Liability recognised	108	87	114	146	191	230	252	344	433	730	2,635
Liability relating to accident year prior to 2004											681

Total amount recognised in the balance sheet											3,316

The Group applies the exemption in IFRS-IASB not to present Gross claims development for annual periods beginning before 1 January 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.

19 Amounts due to banks

Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities.

Amounts due to banks by type
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Non-interest bearing	205	1,536	692	620	897	2,156
Interest bearing	9,563	5,750	19,539	19,294	29,102	25,044

	9,768	7,286	20,231	19,914	29,999	27,200

In 2014, the change in Amounts due to Banks includes nil (nil as per classification date) related to the classification of NN Group as held for sale and EUR –1,683 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2014, ING participated in the targeted longer-term refinancing operations (‘TLTRO’) of the European central bank for an amount of EUR 5.7 billion. The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation at 15 bps (i.e. MRO level prevailing at the time of allotment of 5 bps plus a fixed spread of 10 basis points). Starting 24 months after each TLTRO, ING has the option to repay any part of the amounts allotted in that TLTRO at a semi-annual frequency. Parties that utilised the TLTRO’s, but whose eligible net lending in the period from 1 May 2014 to 30 April 2016 is below the benchmark, will be required to repay the TLTRO’s in September 2016.

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

20 Customer deposits and other funds on deposit

Customer deposits and other funds on deposit
	2014	2013
Savings accounts	295,532	289,838
Credit balances on customer accounts	140,707	127,073
Corporate deposits	46,203	56,528
Other	1,429	873

	483,871	474,312

F-67	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Customer deposits and other funds on deposit by type
	Netherlands		International		Total
	2014	2013	2014	2013	2014	2013
Non-interest bearing	13,059	12,277	10,418	9,589	23,477	21,866
Interest bearing	144,295	150,395	316,099	302,051	460,394	452,446

	157,354	162,672	326,517	311,640	483,871	474,312

In 2014, the change in Customer deposits and other funds on deposit includes EUR –5,769 million ( EUR –6,597 million as per classification date) related to the classification of NN Group as held for sale and EUR –3,817 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’. This overall change is offset by an increase in interest bearing customer deposits and other funds on deposit mainly relates to increased savings and current accounts compensated by a decrease in corporate deposits.

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business.

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

21 Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss
	2014	2013
Trading liabilities	97,091	73,491
Non-trading derivatives	6,040	11,155
Designated as at fair value through profit and loss	13,551	13,855

	116,682	98,501

In 2014, the change in Financial liabilities at fair value through profit and loss includes EUR –1,792 million (EUR –2,519 million as per classification date) as a result of the classification of NN Group as held for sale and EUR –248 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets held for sale’ and Note 57 ‘Other events’.

The increase in Financial liabilities at fair value through profit and loss mainly relates to an increase in the fair value of derivatives due to a decrease in long-term interest rates and to an increase in repurchase funding.

Trading liabilities by type
	2014	2013
Equity securities	4,658	3,713
Debt securities	6,661	7,396
Funds on deposit	37,753	32,880
Derivatives	48,019	29,502

	97,091	73,491

In 2014, the increase in trading equity securities are mainly due to new trades. The increase in the trading derivatives is mainly due to changes in fair value resulting from market interest rates. The increase is substantially mitigated by a similar increase in Trading derivative assets. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ for information on trading assets.

Reference is made to Note 48 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives by type
	2014	2013
Derivatives used in:
– fair value hedges	–1,835	–143
– cash flow hedges	1,663	4,385
– hedges of net investments in foreign operations	100	52
Other non-trading derivatives	6,112	6,861

	6,040	11,155

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

ING Group Annual Report on Form 20-F 2014	F-68

Notes to the consolidated financial statements continued

Designated as at fair value through profit and loss by type
	2014	2013
Debt securities	12,417	12,415
Funds entrusted	409	536
Subordinated liabilities	725	904

	13,551	13,855

In 2014, the change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk is EUR –98 million (2013: EUR –129 million) and EUR –282 million (2013: EUR –167 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 12,568 million (2013: EUR 13,427 million).

22 Other liabilities

Customer deposits and other funds on deposit
	2014	2013	2012
Deferred tax liabilities	–449	–199	1,155
Income tax payable	450	440	956
Net defined benefit liability	676	336	799
Other post-employment benefits	101	136	220
Other staff-related liabilities	408	558	650
Other taxation and social security contributions	584	833	918
Deposits from reinsurers		58	869
Accrued interest	5,742	7,876	10,569
Costs payable	1,645	1,746	2,160
Amounts payable to brokers		4	50
Amounts payable to policyholders		464	2,139
Reorganisation provisions	728	575	919
Other provisions	289	385	642
Share-based payment plan liabilities	26	44	47
Prepayments received under property under development			21
Amounts to be settled	2,475	4,258	4,832
Other	3,182	2,912	4,925

	15,857	20,426	31,871

In 2014, the change in Other liabilities includes EUR –3,950 million (EUR –5,387 million as per classification date) as a result of the classification of NN Group as held for sale and EUR –266 million related to the deconsolidation of Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2014, the provision for the estimated cost of the agreement with regard to unit-linked policies is included in Note 12 ‘Assets and liabilities held for sale’. In 2013, the provision for the estimated cost of the agreement with regard to unit-linked policies is included in Note 18 ‘Insurance and investment contracts, reinsurance contracts’.

Disclosures in respect of Net defined benefit liabilities are provided in Note 41 ‘Pension and other post-employment benefits’ and deferred tax liabilities are provided in Note 42 ‘Taxation’.

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions and disability/illness provisions.

F-69	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Reorganisation provisions

Changes in reorganisation provision
	2014	2013
Opening balance	575	919
Additions	487	320
Releases	–18	–66
Charges	–212	–580
Exchange rate differences	5	–4
Changes in the composition of the group and other changes	–109	–14

Closing balance	728	575

In 2014, Changes in the composition of the group and other changes includes EUR –101 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes includes EUR –10 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’. Additions to the reorganisation provision are mainly related to the restructurings for Retail banking in the Netherlands, Commercial banking.

In 2014, the increase in Reorganisation provisions mainly includes a reorganisation provision of EUR 349 million which is recognised in the segment Retail Netherlands relating to an expected reduction of the workforce of around 1,700 FTE’s over the next three years. In addition, ING will reduce the number of positions employed by external suppliers by 1,075.

In 2013, a reorganisation provision of EUR 167 million was recognised in the segment Retail Netherlands and Commercial Banking as a result of further measures that have been taken to accelerate the cost savings program. These measures were expected to result in a further reduction of the workforce of around 300 FTEs.

In addition, in 2013, a reorganisation provision of EUR 61 million was recognised at ING Belgium related to an expected reduction of the workforce of around 1,100 FTE’s over a period of two years.

Each of these initiatives will be implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2014	2013	2014	2013	2014	2013
Opening balance	178	219	207	423	385	642
Additions	30	20	5	22	35	42
Releases	–16	–40	–51	–26	–67	–66
Charges	–11	–6	–13	–254	–24	–260
Exchange rate differences	1	–6	1	–16	2	–22
Changes in the composition of the group and other changes	8	–9	–50	58	–42	49

Closing balance	190	178	99	207	289	385

The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Other

In 2014, Other liabilities – Other includes a provision of EUR 920 million related to the mandatory exchange of the remaining two tranches of subordinated notes from the Anchor investors into shares of NN Group N.V. The provision is re-measured for changes in the expected number of shares to be issued and the related pro rata IFRS carrying value. This transaction did not impact the profit and loss account of ING Group as NN Group is still consolidated at 31 December 2014. Reference is made to Note 15 ‘Subordinated loans’ and Note 57 ‘Other events’.

The remainder mainly relates to year-end accruals in the normal course of business.

ING Group Annual Report on Form 20-F 2014	F-70

Notes to the consolidated financial statements continued

Notes to the consolidated profit and loss account

23 Interest result banking operations

Interest result banking operations
	2014	2013	2012
Interest income on loans	20,186	21,570	24,798
Interest income on impaired loans	1	15	41

Total interest income on loans	20,187	21,585	24,839
Interest income on available-for-sale securities	2,008	2,070	2,507
Interest income on held-to-maturity securities	83	158	297
Interest income on trading portfolio	18,327	19,882	24,616
Interest income on non-trading derivatives (no hedge accounting)	1,520	1,175	1,578
Interest income on non-trading derivatives (hedge accounting)	5,977	6,675	6,297
Other interest income	61	–151	–131

Interest income banking operations	48,163	51,394	60,003
Interest expense on deposits by banks	338	440	623
Interest expense on customer deposits and other funds on deposit	5,355	6,618	9,140
Interest expense on debt securities	2,503	3,197	3,822
Interest expense on subordinated loans	1,185	1,347	1,422
Interest expense on trading liabilities	17,710	19,369	24,048
Interest expense on non-trading derivatives (no hedge accounting)	1,255	1,205	1,528
Interest expense on non-trading derivatives (hedge accounting)	7,123	7,873	7,905
Other interest expense	390	–356	–369

Interest expense banking operations	35,859	39,693	48,119

Interest result banking operations	12,304	11,701	11,884

Interest margin
in percentages	2014	2013	2012
Interest margin	1.50	1.41	1.30

In 2014, the decrease in total average assets, partly attributable to the deconsolidation of ING Vysya Bank and the additional transfers of assets of WestlandUtrecht Bank to NN Group, leads to a decrease of EUR 152 million in the interest result. In addition, an improvement of the interest margin of 9 basis points led to a EUR 755 million increase in the interest result.

In 2013, the decrease in total average assets, partly attributable to the disposal of ING Direct Canada and ING Direct UK, and the sale and transfer of assets of WestlandUtrecht Bank to NN Group, led to a decrease of EUR 1,070 million in the interest result. In addition, an improvement of the interest margin of 11 basis points led to a EUR 888 million increase in the interest result.

In 2012, the decrease in total average assets, partly attributable to the disposal of ING Direct USA and ING Direct Canada, led to a decrease of EUR 578 million in the interest result. In addition a decrease of 11 basis points of the interest margin led to a decrease in the interest result of EUR 988 million.

F-71	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

24 Investment income

Investment income by banking and Legacy Insurance
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Income from real estate investments	6	23	16				6	23	16
Dividend income	36	94	64				36	94	64

	42	117	80				42	117	80
Realised gains/losses on disposal of debt securities	142	129	209				142	129	209
Impairments of available-for-sale debt securities		–1	–16					–1	–16
Reversal of impairments of available-for-sale debt securities	1	2					1	2

Realised gains/losses and impairments of debt securities	143	130	193				143	130	193
Realised gains/losses on disposal of equity securities	33	61	367	29	59		62	120	367
Impairments of available-for-sale equity securities	–14	–3	–22				–14	–3	–22

Realised gains/losses and impairments of equity securities	19	58	345	29	59		48	117	345
Interest on non-trading derivatives					–13			–13
Change in fair value of real estate investments	3		–11				3		–11

Investment income	207	305	607	29	46		236	351	607

In 2012, ING sold all of its shares in Capital One Financial Corporation. The transaction resulted in a gain of EUR 323 million (before and after tax) and was recognised in Realised gains/losses on disposal of equity securities. Reference is made to Note 52 ‘Companies and businesses acquired and divested’.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income. This can be specified for each segment as follows:

Impairments/reversals of impairments on investments per segment
	Impairments			Reversal of impairments
	2014	2013	2012	2014	2013	2012
Retail Belgium			–1
Commercial Banking	–14	–3	–26	1	2
Corporate line banking		–1	–11

	–14	–4	–38	1	2

25 Result on disposals of group companies

Result on disposals of group companies
	2014	2013	2012
ING Vysya	202
ING Direct USA		5	743
ING Direct Canada		1	1,124
ING Direct UK		10	–260
Other	–7	11	–3

	195	27	1,604

In 2014, Result of disposal of group companies includes EUR 202 million profit on the deconsolidation of ING Vysya. Reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2014, the result on the partial disposal of NN Group and the result on the disposal of Voya (2013: Insurance and investment management business in Hong Kong, Macau and Thailand and ING Life Korea; 2012: Malaysian operations) is not included above but included in the Result on disposal of discontinued operations. Reference is made to Note 33 ‘Discontinued operations’ and Note 52 ‘Companies and businesses acquired and divested’.

ING Group Annual Report on Form 20-F 2014	F-72

Notes to the consolidated financial statements continued

26 Commission income

Gross fee and commission income
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Funds transfer	1,006	982	956				1,006	982	956
Securities business	538	529	511				538	529	511
Insurance broking	172	152	164				172	152	164
Asset management fees	158	113	90				158	113	90
Brokerage and advisory fees	370	334	337				370	334	337
Other	1,053	1,193	1,009			–43	1,053	1,193	966

	3,297	3,303	3,067			–43	3,297	3,303	3,024

Other includes commission fees of EUR 163 million (2013: EUR 215 million; 2012: EUR 230 million) in respect of bank guarantees and commission fees of EUR 23 million (2013: EUR 27 million; 2012: EUR 17 million) in respect of underwriting syndication loans.

Fee and commission expenses
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Funds transfer	355	365	336				355	365	336
Securities business	151	111	98				151	111	98
Insurance broking	14						14
Asset management fees	–10	28	9			8	–10	28	17
Brokerage and advisory fees	87	81	85				87	81	85
Other	407	514	441				407	514	441

	1,004	1,099	969			8	1,004	1,099	977

27 Valuation results on non-trading derivatives

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

Valuation results on non-trading derivatives
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Change in fair value of derivatives relating to
– fair value hedges	–140	–935	428				–140	–935	428
– cash flow hedges (ineffective portion)	35	4	17				35	4	17
– other non-trading derivatives	–241	2,151	–858	98		–2	–143	2,151	–860

Net result on non-trading derivatives	–346	1,220	–413	98		–2	–248	1,220	–415
Change in fair value of assets and liabilities (hedged items)	190	843	–320				190	843	–320
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	–583	–53	–1,101				–583	–53	–1,101

Net valuation results	–739	2,010	–1,834	98		–2	–641	2,010	–1,836

Included in the Valuation results on non-trading derivatives are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates.

Valuation results on non-trading derivatives are reflected in the Consolidated statement of cash flows in the line ‘Result before tax – Adjusted for: other’.

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

In 2014, for the Banking operations, Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading) includes fair value adjustments on own issued notes amounting to EUR 632 million negative (2013: EUR 136 million negative), of which DVA adjustment on own issued notes in 2014 amounted to EUR 98 million negative (2013: EUR 129 million negative).

F-73	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

28 Net trading income

Net trading income
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Securities trading results	673	129	252				673	129	252
Foreign exchange transactions results	–454	–138	–142	2			–452	–138	–142
Derivatives trading results	420	411	899	–34			386	411	899
Other	–15	81	113				–15	81	113

	624	483	1,122	–32			592	483	1,122

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

The portion of trading gains and losses relating to trading securities still held as at 31 December 2014 amounts to EUR –18 million (2013: EUR –105 million; 2012: EUR 118 million).

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ and Note 21 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

In 2014, for the Banking operations, Net trading income - Derivatives trading results includes EUR 205 million negative CVA/DVA adjustments on trading derivatives, compared with EUR 243 million positive CVA/DVA adjustment in 2013.

In 2014, for Banking operations, Net trading income includes EUR –454 million (2013: EUR –138 million) foreign exchange results.

29 Other income

Other income
	2014	2013	2012
Net operating lease income	5	1	1
Income from real estate development projects		32	22
Other	92	137	–399

	97	170	–376

Net operating lease income comprises income of EUR 23 million (2013: EUR 18 million; 2012: EUR 2 million) and depreciation of EUR 18 million (2013: EUR 17 million; 2012: EUR 1 million).

In 2013, Other income - Other includes EUR 100 million result (before tax) on the unwinding of the Illiquid Assets Back-up Facility. Reference is made to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring plan’.

In 2012, Other income - Other included losses on disposal of Loans and advances to customers of EUR 618 million.

ING Group Annual Report on Form 20-F 2014	F-74

Notes to the consolidated financial statements continued

30 Intangible amortisation and other impairments

Intangible amortisation and (reversals of) impairments
	Impairment losses			Reversals of impairments			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Property and equipment	43	29	23	–5	–5	–7	38	24	16
Property development	36	84	153		–6		36	78	153
Software and other intangible assets	1	7	5				1	7	5

(Reversals of) other impairments	80	120	181	–5	–11	–7	75	109	174
Amortisation of other intangible assets							13	27	29

							88	136	203

In 2014, EUR 36 million impairments are recognised on Property development relating to real estate development projects and properties obtained from foreclosures.

In 2013, EUR 78 million impairments are recognised on Property development (Commercial Banking segment) relating to various real estate development projects (especially Europe and Australia). The unfavourable economic circumstances in these regions and projects resulted in lower expected sales prices.

In 2012, impairments on Property development related to various real estate development projects (including mainly the United Kingdom, Belgium, Spain and Germany) due to worsening market conditions.

31 Staff expenses

Staff expenses
	2014	2013	2012
Salaries	3,149	3,247	3,418
Pension costs	1,209	255	–249
Other staff-related benefit costs	9	–24	9
Social security costs	514	512	532
Share-based compensation arrangements	60	67	106
External employees	623	636	625
Education	57	60	63
Other staff costs	167	167	199

	5,788	4,920	4,703

In 2014, a charge of EUR 871 million is recognised in Pensions costs related to the Dutch defined benefit plan settlement. Reference is made to Note 41 ‘Pension and other post-employment benefits’ for information on pensions.

In 2013 and 2012, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax is charged to the company and does not affect the remuneration of involved staff. The tax imposed on ING for relevant employees amounts to nil in 2014 (2013: EUR 15.7 million; 2012: EUR 21.9 million), which is included in the table above.

Number of employees
	Netherlands			International			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continuing operations - average number of employees at full time equivalent basis (1)	15,209	16,155	18,072	40,736	48,218	48,807	55,945	64,373	66,879
Discontinued operations - average number of employees at full time equivalent basis	6,851	7,202	6,868	5,635	12,309	18,825	12,486	19,511	25,693

Total average number of employees at full time equivalent basis	22,060	23,357	24,940	46,371	60,527	67,632	68,431	83,884	92,572

(1)	The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

Share-based compensation arrangements includes EUR 57 million (2013: EUR 61 million; 2012: EUR 100 million) relating to equity-settled share-based payment arrangements and EUR 3 million (2013: EUR 17 million; 2012: EUR 22 million) relating to cash-settled share-based payment arrangements.

F-75	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In 2012, Pension costs includes a release (curtailment) of EUR 251 million (EUR 335 million before tax) due to a change to a new pension scheme. Reference is made to Note 41 ‘Pension and other post-employment benefits’.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 55 ‘Related parties’.

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

The information presented below on stock options and share plans on ING Groep N.V. shares includes personnel employed by entities that are presented as continuing operations as well as held for sale and discontinued operations.

In 2014, no share awards (2013: nil; 2012: nil) were granted to the members of the Executive Board of ING Groep N.V., 206,650 share awards (2013: 553,600; 2012: 643,644) were granted to the Management Boards of ING Bank and NN Group. To senior management and other employees 6,814,308 share awards (2013: 10,403,613; 2012: 19,802,692) were granted. In 2014, all outstanding ING Groep N.V. share awards held by the Management Board, senior management and other employees of NN Group N.V. were converted into awards on NN Group N.V. shares. The conversion was performed at an exchange factor such that the fair value of the outstanding awards was unchanged. The outstanding option awards on ING Groep N.V. shares which are fully vested, remained unchanged. As of 2014, new awards to the Management Board, senior management and other employees of NN Group are all based on NN Group N.V. shares. In 2013, members of the Management Board, senior management and other employees of Voya received Voya shares instead of the share awards of ING Groep N.V. they received previously.

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

As at 31 December 2014, ING Group holds no own shares (2013: nil; 2012: 26,429,948) in order to fulfil its obligations with regard to the existing stock option plan.

The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Changes in option rights outstanding
	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2014	2013	2012	2014	2013	2012
Opening balance	68,292,442	85,193,177	108,138,551	16.02	14.77	15.20
Exercised	–4,796,012	–5,776,911	–3,490,981	5.97	4.53	2.90
Forfeited	–610,095	–1,179,734	–1,480,805	15.91	12.78	11.05
Expired	–10,326,728	–9,944,090	–17,973,588	16.35	12.34	19.92

Closing balance	52,559,607	68,292,442	85,193,177	16.95	16.02	14.77

As per 31 December 2014 total options outstanding consists of 41,685,852 options (2013: 55,321,834; 2012: 70,135,050) relating to equity-settled share-based payment arrangements and 10,873,755 options (2013: 12,970,608; 2012: 15,058,127) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2014 is EUR 10.60 (2013: EUR 8.24; 2012: EUR 6.15).

ING Group Annual Report on Form 20-F 2014	F-76

Notes to the consolidated financial statements continued

Changes in option rights non-vested
	Options non-vested (in numbers)			Weighted average grant date fair value (in euros)
	2014	2013	2012	2014	2013	2012
Opening balance		15,716,032	32,418,754		3.26	2.65
Vested		–15,243,423	–15,815,049		3.27	2.03
Forfeited		–472,609	–887,673		3.23	2.73

Closing balance		0	15,716,032		0.00	3.26

Summary of stock options outstanding and exercisable
2014 Range of exercise price in euros	Options outstanding as at 31 December 2014	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2014	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	4,893,647	3.76	2.88	4,893,647	3.76	2.88
5.00 – 10.00	8,527,415	5.21	7.38	8,527,415	5.21	7.38
10.00 – 15.00	145,974	3.71	14.35	145,974	3.71	14.35
15.00 – 20.00	21,003,814	1.54	17.33	21,003,814	1.54	17.33
20.00 – 25.00	8,117,391	1.79	24.57	8,117,391	1.79	24.57
25.00 – 30.00	9,871,366	1.29	25.18	9,871,366	1.29	25.18

	52,559,607			52,559,607

Summary of stock options outstanding and exercisable
2013 Range of exercise price in euros	Options outstanding as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	6,646,603	4.63	2.88	6,646,603	4.63	2.88
5.00 – 10.00	12,487,960	6.21	7.37	12,487,960	6.21	7.37
10.00 – 15.00	6,249,261	0.33	14.33	6,249,261	0.33	14.33
15.00 – 20.00	23,127,059	2.56	17.31	23,127,059	2.56	17.31
20.00 – 25.00	9,010,163	2.80	24.57	9,010,163	2.80	24.57
25.00 – 30.00	10,771,396	2.29	25.18	10,771,396	2.29	25.18

	68,292,442			68,292,442

Summary of stock options outstanding and exercisable
2012 Range of exercise price in euros	Options outstanding as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2012	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	10,586,734	5.49	2.88	10,586,734	5.49	2.88
5.00 – 10.00	21,728,644	5.35	7.92	6,012,612	0.47	9.41
10.00 – 15.00	6,732,540	1.32	14.28	6,732,540	1.32	14.28
15.00 – 20.00	24,938,253	3.58	17.30	24,938,253	3.58	17.3
20.00 – 25.00	9,724,341	3.83	24.57	9,724,341	3.83	24.57
25.00 – 30.00	11,482,665	3.28	25.18	11,482,665	3.28	25.18

	85,193,177			69,477,145

As at 31 December 2014, the aggregate intrinsic values of options outstanding and exercisable are EUR 68 million (2013: EUR 82 million; 2012: EUR 44 million) and EUR 68 million (2013: EUR 82 million; 2012: EUR 44 million), respectively.

As at 31 December 2014, total unrecognised compensation costs related to stock options amounted to nil (2013: nil; 2012: EUR 3 million). Cash received from stock option exercises for the year ended 31 December 2014 is EUR 24 million (2013: EUR 22 million; 2012: EUR 8 million).

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

F-77	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2014	2013	2012	2014	2013	2012
Opening balance	25,059,992	49,416,632	48,022,886	7.23	7.78	7.90
Granted	7,020,958	10,957,213	20,446,336	9.78	5.80	6.53
Performance effect	1,003,576	788,196	–1,274,485	6.02	10.25	9.41
Vested	–19,444,374	–33,757,098	–15,530,788	8.01	7.61	6.29
Forfeited	–933,888	–2,344,951	–2,247,317	6.83	7.80	8.23

Closing balance	12,706,264	25,059,992	49,416,632	7.37	7.23	7.78

In July 2014, 2,8 million share awards of ING Group were converted in NN Group share awards, these are presented in the line Vested.

As at 31 December 2014 the share awards consists of 11,282,373 share awards (2013: 21,993,875; 2012: 43,632,814) relating to equity-settled share-based payment arrangements and 1,423,891 share awards (2013: 3,066,117; 2012: 5,783,818) relating to cash-settled share-based payment arrangements.

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

As at 31 December 2014 total unrecognised compensation costs related to share awards amount to EUR 31 million (2013: EUR 53 million; 2012: EUR 102 million). These costs are expected to be recognised over a weighted average period of 1.3 years (2013: 1.5 years; 2012: 1.2 years)

32 Other operating expenses

Other operating expenses
	Banking operations			Legacy Insurance			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Depreciation of property and equipment	326	345	361				326	345	361
Amortisation of software	237	234	214				237	234	214
Computer costs	705	695	725				705	695	725
Office expenses	620	649	713				620	649	713
Travel and accommodation expenses	140	146	157				140	146	157
Advertising and public relations	405	404	496				405	404	496
External advisory fees	230	223	255				230	223	255
Postal charges	59	79	80				59	79	80
Addition/(releases) of provision for reorganisations and relocations	469	222	458				469	222	458
Other	1,171	763	1,257	21	18	22	1,192	781	1,279

	4,362	3,760	4,716	21	18	22	4,383	3,778	4,738

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 239 million (2013: EUR 206 million; 2012: EUR 234 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

For Addition/(releases) of provision for reorganisations and relocations reference is made to the disclosure on the reorganisation provision in Note 22 ‘Other liabilities’.

The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.

In 2014, Other operating expenses – Other include EUR 304 million related to the SNS Reaal one-time levy, and includes EUR 138 million (2013: EUR 149 million) related to the Netherlands bank tax.

In 2012, Other operating expenses – Other included the settlement with US authorities of EUR 473 million and the Netherlands bank tax of EUR 175 million.

ING Group Annual Report on Form 20-F 2014	F-78

Notes to the consolidated financial statements continued

Fees of Group’s auditors (1)
	2014	2013	2012
Audit fees	16	16	17
Audit related fees	1	1	5
Tax fees	1	2	3

Total	18	19	25

(1)	These figures exclude Group’s auditors fees for entities presented as held for sale and discontinued operations. Total Group’s auditors fees for 2014 amounted to EUR 32 million (2013: EUR 40 million; 2012: EUR 52 million).

Fees as disclosed above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis.

33 Discontinued operations

In 2014, Net result from discontinued operations mainly includes results from the NN Group and Voya. In 2013, Net result from discontinued operations mainly included the results of NN Group, including the results of ING’s Insurance and investment management businesses in Asia and Voya. In light of ING’s intention to divest its remaining interests over time, NN Group and the Voya available-for-sale investment are classified as held for sale and discontinued operations in 2014.

Total net result from discontinued operations
	2014	2013	2012
NN Group	529	497	448
Voya	138	208	553

Net result from discontinued operations	667	705	1,001
Net result from classification as discontinued operations NN Group	–470	–42	–394
Net result from disposal of discontinued operations (1)	–1,572	17	752

Total net result from discontinued operations	–1,375	680	1,359

(1) The tax effect on the result on disposal of discontinued operations in 2014 is EUR 114 million (2013: nil; 2012: nil).

Net result from discontinued operations

In 2014, 2013 and 2012, Net result from discontinued operations includes the total net result (after tax) of the businesses classified as discontinued operations and is presented separately in the profit and loss account. Net result from discontinued operations was as follows:

Net result from discontinued operations – NN Group and Voya
	2014	2013	2012
Total income	14,254	28,057	34,894
Total expenses	13,456	27,300	33,811

Result before tax from discontinued operations	798	757	1,083
Taxation	131	52	82

Net result from discontinued operations	667	705	1,001

Net result from classification as discontinued operations

In 2014, goodwill and certain other non-current non-financial assets of EUR 103 million and EUR 367 million respectively were written-off as the sale of NN Group is expected to be sold below the carrying value. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

In 2013, Net result from classification as discontinued operations Asia included a goodwill write-off of EUR 42 million in IIM Taiwan.

In 2012, Net result from classification as discontinued operations Asia included goodwill write-offs of EUR 200 million in ING Life Korea, EUR 180 million in Investment Management Korea and EUR 15 million in ING Vysya Life Insurance.

Net result from disposal of discontinued operations

In 2014, Net result from disposal of discontinued operations mainly includes the total net divestment loss of EUR –1,546 million on the further sale of Voya in the first (EUR –2,005 million), third (EUR 40 million) and fourth quarter of 2014 (EUR 418 million). Reference is made to Note 57 ‘Other events’.

In 2013, Net result from disposal of discontinued operations included mainly the tax exempt divestment gain on the sale of the

F-79	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Insurance businesses in Hong Kong, Macau and Thailand of EUR 945 million and the divestment loss of EUR 989 million on the sale of ING Life Korea.

In 2012, Net result from disposal of discontinued operations included the tax exempt divestment gain of EUR 745 million on the sale of the Insurance businesses in Malaysia.

Reference is made to Note 52 ‘Companies and businesses acquired and divested’.

Cash flows from discontinued operations

The net cash flow from discontinued operations was as follows:

Net result from discontinued operations – NN Group and Voya
	2014	2013	2012
Operating cash flow	–4,006	–7,906	3,486
Investing cash flow	1,295	11,110	–2,881
Financing cash flow	3,834	–1,780	–2,939

Net cash flow	1,123	1,424	–2,334

Sales proceeds of 2014 are not included in the table above, but are included in the Consolidated statement of cash flows as follows:

•	Sale of Voya shares which resulted in the loss of control in March 2014: EUR 950 million in ‘Net cash flow from investing activities – Disposals and redemptions: group companies’;

•	Reduction of interest in the Voya associate in September 2014 and November 2014: EUR 1,940 million in ‘Net cash flow from investing activities – Disposals and redemptions: associates and joint ventures’; and

•	IPO of NN Group in 2014: EUR 1,747 million in ‘Net cash flow from financing activities – Proceeds of IPO NN Group’

In 2013, sales proceeds in cash of EUR 1,422 million is presented in the consolidated statement of cash flows under ‘Net cash flow from investment activities – Disposals and redemptions: group companies’ and is not included in the table above.

Segments prior to classification as discontinued operations

NN Group

The activities of NN Group were previously included in the segments Netherlands Life, Netherlands Non-Life, Insurance Europe, Japan Life, Investment Management, Other and Japan Closed Block VA before they were classified as discontinued operations and held for sale in 2014. These segments ceased to exist, following the classification of NN Group as discontinued operations, as all activities previously included in these segments are now discontinued operations.

Voya

The activities of Voya were previously included in the segments Insurance United States (US), Investment Management US, Insurance US Closed Block VA and in the Corporate Line US before they were classified as discontinued operations and held for sale in 2013. These segments ceased to exist, following the classification of Voya as discontinued operations.

Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

34 Earnings per ordinary share

Earnings per ordinary share
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net result	963	4,890	3,727	3,849.7	3,825.0	3,796.1
Attribution to non-voting equity securities	–750	–526	–642

Basic earnings	213	4,364	3,085	3,849.7	3,825.0	3,796.1	0.06	1.14	0.81
Effect of dilutive instruments:
Stock option and share plans				6.3	8.5	6.3

				6.3	8.5	6.3

Diluted earnings	213	4,364	3,085	3,856.0	3,833.5	3,802.4	0.06	1.14	0.81

Attribution to non-voting equity securities

The attribution in 2014 includes the premium of EUR 750 million (2013: EUR 375 million; 2012: EUR 375 million) paid in relation to the repayment of the EUR 1,500 million (2013: EUR 750 million; 2012: EUR 750 million) non-voting equity securities.

In 2012 and 2013, the attribution to non-voting equity securities also represented the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount was only included for

ING Group Annual Report on Form 20-F 2014	F-80

Notes to the consolidated financial statements continued

the purpose of determining earnings per share under IFRS-IASB and did not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

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

The potential conversion of the non-voting equity securities had an anti-dilutive effect on the earnings per share calculation in 2013 and 2012 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion was not taken into account in the calculation of diluted earnings per share for these years.

Reference is made to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Earnings per ordinary share from continuing operations
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Basic earnings	213	4,364	3,085	3,849.7	3,825.0	3,796.1
Less: Net result from discontinued operations	–1,460	495	1,280

Basic earnings from continuing operations	1,673	3,869	1,805	3,849.7	3,825.0	3,796.1	0.44	1.01	0.47
Effect of dilutive instruments:
Stock option and share plans				6.3	8.5	6.3

				6.3	8.5	6.3

Diluted earnings from continuing operations	1,673	3,869	1,805	3,856.0	3,833.5	3,802.4	0.43	1.01	0.47

Earnings per ordinary share from discontinued operations
	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net result from discontinued operations	424	520	922
Net result from classification as discontinued operations	–320	–42	–394
Net result from disposal of discontinued operations	–1,564	17	752

Total net result from discontinued operations	–1,460	495	1,280	3,849.7	3,825.0	3,796.1

Basic earnings from discontinued operations	–1,460	495	1,280	3,849.7	3,825.0	3,796.1	–0.37	0.13	0.34
Effect of dilutive instruments:
Stock option and share plans				6.3	8.5	6.3

				6.3	8.5	6.3

Diluted earnings from discontinued operations	–1,460	495	1,280	3,856.0	3,833.5	3,802.4	–0.36	0.13	0.34

35 Dividend per ordinary share

Proposed dividend per ordinary share
2014
Per ordinary share (in euros)	0.12
Total amount of dividend proposed	470

For 2014, the Executive Board, with the approval of the Supervisory Board, has proposed a cash dividend of EUR 0.12 per ordinary share of EUR 0.24. The dividend will be paid entirely in cash after ratification of the proposal by the General Meeting of Shareholders.

In 2013 and 2012 no dividend was declared, therefore the dividend per ordinary share was nil.

F-81	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Notes to the consolidated statement of cash flows

36 Net cash flow from investing activities

Information on the impact of companies acquired or disposed is presented in Note 52 ‘Companies and businesses acquired and divested’.

37 Interest and dividend included in net cash flow

Interest and dividend received and paid
	2014	2013	2012
Interest received	51,301	53,069	61,481
Interest paid	–38,001	–42,137	–48,793

	13,300	10,932	12,688
Dividend received	61	108	89

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement.

38	Cash and cash equivalents

Cash and cash equivalents
	2014	2013	2012
Treasury bills and other eligible bills	677	574	518
Amounts due from/to banks	–2,036	1,015	4,633
Cash and balances with central banks	12,233	13,316	17,657
Cash and cash equivalents classified as Assets held for sale	6,239	2,275	1,342

Cash and cash equivalents at end of year	17,113	17,180	24,150

Treasury bills and other eligible bills included in cash and cash equivalents
	2014	2013	2012
Treasury bills and other eligible bills included in trading assets	457	489	79
Treasury bills and other eligible bills included in available-for-sale investments	220	85	439

	677	574	518

Amounts due to/from banks
	2014	2013	2012
Included in cash and cash equivalents:
– amounts due to banks	–11,825	–11,451	–12,147
– amounts due from banks	9,789	12,466	16,780
	–2,036	1,015	4,633
Not included in cash and cash equivalents:
– amounts due to banks	–18,174	–15,749	–26,557
– amounts due from banks	27,330	30,530	22,273
	9,156	14,781	–4,284
Total as included in balance sheet:
– amounts due to banks	–29,999	–27,200	–38,704
– amounts due from banks	37,119	42,996	39,053

	7,120	15,796	349

Cash and cash equivalents includes amounts due to/from banks with a term of less than three months from the date on which they were acquired.

ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.

ING Group Annual Report on Form 20-F 2014	F-82

Notes to the consolidated financial statements continued

Segment reporting

39 Segments

a. General

ING Group’s segments are based on the internal reporting structure by lines of business.

The following table specifies the segment and the main sources of income of each of the segments:

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

The Executive Board of ING Group, the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

As of 1 January 2014, certain changes were made with regard to the allocation of costs to the various Banking segments. These changes were made to reflect reporting changes with respect to funding costs and Dutch banking tax. ING has transferred the results of treasury activities within Commercial Banking to Corporate Line Banking to isolate the costs for replacing short-term with long-term funding, which mainly consists of negative interest results. Additionally, in order to allocate the Dutch Banking tax, these costs will be transferred from Corporate Line Banking to the relevant business lines from 2014 onwards. The comparatives were adjusted to reflect the new segment structure.

As of 30 September 2014, the Insurance segments (Netherlands Life, Netherlands Non-Life, Insurance Europe, Japan Life, Investment Management, Other and Japan Closed Block VA) ceased to exist, following the classification of NN Group as discontinued operations.

As of 30 September 2014, Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations of NN Group or Voya. In 2014, Insurance Other includes mainly the fair value movements of the Voya warrants and the net result from the sale of the remaining investment in SulAmérica S.A. In 2013, Insurance Other included mainly the net result from ING’s associate SulAmérica S.A., which was partly offset by certain expenses that were not allocated to the business units.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result was previously defined as result under IFRS-IASB (continuing and discontinuing operations) excluding the impact of divestments, special items and total net result from discontinued operations. As of 30 September 2014, ING Group’s ‘Underlying result’ was adjusted in order to better reflect the performance of the Total banking business. Therefore, the remaining legacy insurance activities (included in ‘Insurance Other’) as well as the intercompany eliminations between ING Bank and NN Group will no longer be included as part of ING Group’s underlying result. The presentation of previously reported underlying profit and loss figures has been adjusted accordingly.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS-IASB. Because underlying result is not determined in accordance with IFRS-IASB, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS-IASB Consolidated profit and loss account below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

In addition to these segments, ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

F-83	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

b. ING Group

ING Group Total
2014	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	12,376		12,376
– Commission income	2,290		2,290
– Total investment and other income	284		284

Total underlying income	14,950		14,950
Underlying expenditure
– Operating expenses	8,891		8,891
– Additions to loan loss provision	1,594		1,594
– Other impairments	88		88

Total underlying expenses	10,573		10,573

Underlying result before taxation	4,378		4,378
Taxation	1,109		1,109
Minority interests	79		79

Underlying net result	3,190		3,190
Divestments	202		202
Special items	–1,021		–1,021
Intercompany eliminations between ING Bank and NN Group		–55	–55
Insurance Other (1)		107	107

Net result IFRS-IASB (continuing operations)	2,372	52	2,423
Total net result from discontinued operations NN Group		11	11
Total net result from discontinued operations Voya		–1,471	–1,471

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	2,372	–1,408	963

(1)	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2014	Income	Expenses	Net result
Underlying	14,950	10,573	3,190
Divestments	202		202
Special items		1,259	–1,021
Intercompany eliminations between ING Bank and NN Group	–70		–55
Insurance Other	132	21	107

IFRS-IASB (continuing operations)	15,214	11,853	2,423
Total net result from discontinued operations	12,901	13,872	–1,460

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	28,115	25,725	963

Divestments in 2014 reflect the result on the deconsolidation of ING Vysya Bank following changes to the governance structure.

Special items in 2014 include the impact (after tax) of the charges for making the Dutch Defined Benefit pension fund financially independent, the levy related to the SNS Reaal nationalisation and additional charges related to the restructuring programmes in Retail Netherlands announced before 2013.

Reference is made to Note 33 ‘Discontinued operations’ for information on discontinued operations.

ING Group Annual Report on Form 20-F 2014	F-84

Notes to the consolidated financial statements continued

ING Group Total
2013	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	11,804		11,804
– Commission income	2,244		2,244
– Total investment and other income	3,063		3,063

Total underlying income	17,111		17,111
Underlying expenditure
– Operating expenses	8,558		8,558
– Additions to loan loss provision	2,288		2,288
– Other impairments	136		136

Total underlying expenses	10,983		10,983
Underlying result before taxation	6,129		6,129
Taxation	1,539		1,539
Minority interests	90		90

Underlying net result	4,500		4,500
Divestments	–41		–41
Special items	–82		–82
Intercompany eliminations between ING Bank and NN Group		–97	–97
Insurance Other (1)		117	117

Net result IFRS-IASB (continuing operations)	4,376	20	4,395
Total net result from discontinued operations NN Group		455	455
Total net result from discontinued operations Voya		40	40

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	4,376	515	4,890

(1)	Insurance Other comprises mainly the net result from ING’s associate SulAmérica, partly offset by certain expenses that are not allocated to the business units.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2013	Income	Expenses	Net result
Underlying	17,111	10,983	4,500
Divestments	–9	14	–41
Special items		109	–82
Intercompany eliminations between ING Bank and NN Group	–129		–97
Insurance Other	123	17	117

IFRS-IASB (continuing operations)	17,096	11,123	4,395
Total net result from discontinued operations	28,074	27,342	495

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	45,170	38,465	4,890

Divestments in 2013 included the sale of ING Direct UK.

Special items in 2013 was primarily related to the previously announced restructuring programmes in ING Bank which is partly offset by pension curtailments in the Netherlands.

Reference is made to Note 33 ‘Discontinued operations’ for information on discontinued operations.

F-85	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

ING Group Total
2012	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	11,664		11,664
– Commission income	2,173		2,173
– Total investment and other income	–379		–379

Total underlying income	13,457		13,457
Underlying expenditure
– Operating expenses	8,638		8,638
– Additions to loan loss provision	2,121		2,121
– Other impairments

Total underlying expenses	10,759		10,759

Underlying result before taxation	2,699		2,699
Taxation	792		792
Minority interests	91		91

Underlying net result	1,815		1,815
Divestments	1,279		1,279
Special items	–595		–595
Intercompany eliminations between ING Bank and NN Group		–110	–110
Insurance Other (1)		56	56

Net result IFRS-IASB (continuing operations)	2,499	–55	2,447
Total net result from discontinued operations NN Group		727	727
Total net result from discontinued operations Voya		553	553

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	2,499	1,226	3,727

(1)	Insurance Other comprises mainly the net result from ING’s associate SulAmérica, partly offset by certain expenses that are not allocated to the business units.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2012	Income	Expenses	Net result
Underlying	13,457	10,759	1,815
Divestments	1,793	245	1,279
Special items	–4	751	–595
Intercompany eliminations between ING Bank and NN Group	–147		–110
Insurance Other	55	12	56

IFRS-IASB (continuing operations)	15,154	11,769	2,447
Total net result from discontinued operations	35,646	34,205	1,280

Net result IFRS-IASB (continuing and discontinued operations) attributable to equity holder of the parent	50,800	45,972	3,727

Divestments in 2012 included the gain on the sale of ING Direct Canada of EUR 1,135 million, the gain on the sale of ING Direct USA of EUR 489 million and the loss of EUR 260 million related to the sale of ING Direct UK.

Special items in 2012 included costs mainly related to the strategic reorganisation measures taken in Retail Netherlands, Commercial Banking, the separation and costs related to the final settlement with US authorities concerning transactions subject to sanctions by the US of EUR 386 million, which was partly offset by a pension curtailment of EUR 251 million following the new Dutch employee pension scheme announced in 2012.

Reference is made to Note 33 ‘Discontinued operations’ for information on discontinued operations.

ING Group Annual Report on Form 20-F 2014	F-86

Notes to the consolidated financial statements continued

c. Banking activities

Segments Banking
	Retail	Retail	Retail	Retail Rest of	Commercial	Corporate	Total
2014	Netherlands	Belgium	Germany	World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,818	1,974	1,519	1,792	3,473	–201	12,376
– Commission income	469	377	143	344	960	–2	2,290
– Total investment and other income	–36	139	–41	188	148	–113	284

Total underlying income	4,250	2,490	1,621	2,324	4,581	–316	14,950
Underlying expenditure
– Operating expenses	2,621	1,502	774	1,499	2,393	102	8,891
– Additions to loan loss provision	714	142	72	165	500		1,594
– Other impairments *	27	2		9	37	14	88

Total underlying expenses	3,362	1,646	846	1,673	2,930	116	10,573

Underlying result before taxation	888	844	775	651	1,651	–431	4,378
Taxation	231	243	250	142	346	–103	1,109
Minority interests		1	1	51	26		79

Underlying net result	657	600	524	458	1,279	–328	3,424
Divestments				202			202
Special items	–63					–957	–1,021
Net result (continuing operations)	594	600	524	660	1,279	–1,286	2,372

*	Analysed as a part of operating expenses.

Segments Banking
	Retail	Retail	Retail	Retail Rest of	Commercial	Corporate	Total
2013	Netherlands	Belgium	Germany	World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,574	1,817	1,314	1,778	3,292	30	11,804
– Commission income	463	346	114	361	964	–3	2,244
– Total investment and other income	42	158	–39	235	2,962	–294	3,063

Total underlying income	4,079	2,321	1,388	2,374	7,218	–269	17,111
Underlying expenditure
– Operating expenses	2,344	1,471	709	1,628	2,308	98	8,558
– Additions to loan loss provision	877	183	82	280	867		2,288
– Other impairments *	24	5		2	78	27	136

Total underlying expenses	3,245	1,659	791	1,911	3,252	125	10,982

Underlying result before taxation	834	663	598	464	3,968	–395	6,129
Taxation	221	196	188	111	981	–157	1,539
Minority interests		–4	1	66	27		90

Underlying net result	613	470	409	287	2,958	–238	4,500
Divestments				–41			–41
Special items	–107					25	–82

Net result (continuing operations)	506	470	409	245	2,958	–213	4,376

*	Analysed as a part of operating expenses.

F-87	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Segments Banking
	Retail	Retail	Retail	Retail Rest	Commercial	Corporate	Total
2012	Netherlands	Belgium	Germany	of World	Banking	Line Banking	Banking
Underlying income
– Net interest result	3,377	1,723	1,141	1,740	3,655	27	11,664
– Commission income	485	335	87	339	907	19	2,173
– Total investment and other income	34	136	–36	–273	–219	–23	–379

Total underlying income	3,897	2,194	1,193	1,807	4,344	23	13,457
Underlying expenditure
– Operating expenses	2,280	1,419	669	1,626	2,299	133	8,427
– Additions to loan loss provision	665	168	83	250	955		2,121
– Other impairments *	13	6			162	29	211

Total underlying expenses	2,958	1,593	752	1,877	3,416	162	10,759

Underlying result before taxation	939	601	441	–70	928	–140	2,698
Taxation	244	168	161	33	270	–84	792
Minority interests			1	66	23		91

Underlying net result	695	433	278	–169	634	–56	1,815
Divestments				1,278			1,278
Special items	–284	–22			–129	–160	–595

Net result (continuing operations)	411	411	278	1,109	505	–216	2,499

*	Analysed as a part of operating expenses.

d. Other information by segment

Interest income and interest expenses breakdown by segments Banking
	Retail	Retail	Retail	Retail Rest	Commercial	Corporate	Total
2014	Netherlands	Belgium	Germany	of World	Banking	Line Banking	Banking
Interest income	7,496	2,444	3,597	4,059	29,227	2,115	48,937
Interest expense	1,186	661	2,269	2,340	25,988	4,118	36,562

	6,310	1,783	1,328	1,719	3,239	–2,003	12,376

Total interest income and interest expenses
2014	Total Banking	Eliminations (1)	Total external
Interest income	48,937	–774	48,163
Interest expense	36,562	–703	35,859

	12,376	–71	12,304

(1)	Eliminations with discontinued operations.

Interest income and interest expenses breakdown by segments Banking
	Retail	Retail	Retail	Retail Rest	Commercial	Corporate	Total
2013	Netherlands	Belgium	Germany	of World	Banking	Line Banking	Banking
Interest income	7,526	2,575	3,640	5,030	30,736	2,998	52,505
Interest expense	1,568	781	2,489	3,284	28,155	4,440	40,717

	5,958	1,794	1,151	1,746	2,581	–1,442	11,788

Total interest income and interest expenses
2013	Total Banking	Eliminations	Total external
Interest income	52,505	–1,111	51,394
Interest expense	40,717	–1,024	39,693

	11,788	–87	11,701

ING Group Annual Report on Form 20-F 2014	F-88

Notes to the consolidated financial statements continued

Interest income and interest expenses breakdown by segments Banking
	Retail	Retail	Retail	Retail Rest	Commercial	Corporate	Total
2012	Netherlands	Belgium	Germany	of World	Banking	Line Banking	Banking
Interest income	7,986	2,684	3,738	6,976	36,922	2,991	61,297
Interest expense	1,952	997	2,676	4,996	34,047	4,661	49,329

	6,034	1,687	1,062	1,980	2,875	–1,670	11,968

Total interest income and interest expenses
2012	Total Banking	Eliminations	Total external
Interest income	61,297	–1,294	60,003
Interest expense	49,329	–1,210	48,119

	11,968	–84	11,884

IFRS-IASB balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker.

40 Information on geographical areas

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

Geographical areas
			Rest of	North	Latin
2014	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	4,440	3,191	5,623	531	45	634	512	241	–2	15,214
Total assets	659,215	177,712	373,608	60,243	1,342	73,146	35,607	738	–393,905	987,706

Geographical areas
			Rest of	North	Latin
2013	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	6,594	3,297	5,287	575	60	836	449		–1	17,096
Total assets	600,225	160,859	342,866	212,127	1,966	70,719	34,420	425	–346,988	1,076,619

Geographical areas
			Rest of	North	Latin
2012	Netherlands	Belgium	Europe	America	America	Asia	Australia	Other	Eliminations	Total
Total income	5,795	3,020	4,047	1,007	64	766	453		2	15,154
Total assets	678,096	180,337	344,866	214,152	2,051	79,323	41,734	27,429	–409,938	1,158,050

F-89	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Additional notes to the consolidated annual accounts

41 Pension and other post-employment benefits

In 2014, ING reached final agreement with the trade unions, the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees (VSI) to settle all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement made the ING Pension Fund financially independent from ING.

The key elements of the agreement are:

•	Responsibility for future indexation and funding thereof is transferred to the Dutch ING Pension Fund;

•	ING’s obligation to restore the coverage ratio of the Dutch ING Pension Fund ceased;

•	The cross guarantees between ING Bank and NN Group to jointly and severally fund the obligations of the Dutch ING Pension Fund are terminated;

•	ING paid EUR 549 million (before tax) to the Dutch ING Pension Fund for the removal of these obligations; and

•	ING will reduce the employees’ own contribution to the pension premium under the new defined contribution plan by approximately EUR 80 million over a 6 year period.

As part of the agreement, ING Bank and NN Group are released from all financial obligations arising out of the Dutch defined benefit plan. Accordingly, this plan is no longer accounted for as a defined benefit plan and, consequently, it has been removed from ING’s balance sheet in 2014. The removal of the net pension asset related to the Dutch defined benefit pension fund from ING’s balance sheet of EUR 770 million (EUR 578 million after tax), the payment to the Dutch ING Pension Fund of EUR 549 million (EUR 412 million after tax), the compensation for lower employee contribution of EUR 80 million (EUR 60 million after tax) and other impacts resulted in a charge of EUR 1,413 million (EUR 1,059 million after tax). EUR 871 million (EUR 653 million after tax) of this charge is allocated to ING Bank and EUR 542 million (EUR 406 million after tax) is allocated to NN Group and included in Net result from discontinued operations.

Balance sheet - Net defined benefit asset/liability

Summary of net defined benefit asset/liability
	2014	2013
Fair value of plan assets	2,703	21,621
Defined benefit obligation	2,790	20,951

Funded status (Net defined benefit asset/(liability))	–87	670
Presented as:
– Other assets	589	1,006
– Other liabilities	–676	–336

	–87	670

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

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2014. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

ING Group Annual Report on Form 20-F 2014	F-90

Notes to the consolidated financial statements continued

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
	Fair value of plan assets
	2014	2013
Opening balance	21,621	22,576
Interest income	203	824
Remeasurements: Return on plan assets excluding amounts included in interest income	1,201	–1,020
Employer’s contribution	861	1,088
Participants contributions	6	10
Benefits paid	–197	–586
Effect of curtailment or settlement	–21,050	–97
Exchange rate differences	120	–50
Changes in the composition of the group and other changes	–62	–1,124

Closing balance	2,703	21,621

2014 - Effect of curtailment or settlement

In 2014, EUR 20,403 million is recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement as a result of the agreement that made the ING Pension Fund financially independent from ING.

Changes in composition of the group and other changes

In 2014, Changes in the composition of the group and other changes include EUR –47 million as a result of the deconsolidation of ING Vysya and EUR –22 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –1,123 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Other

The actual return on the plan assets amounts to EUR 1,410 million (2013: EUR –302 million).

No plan assets are expected to be returned to ING Group during 2015.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period was as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2014	2013	2014	2013
Opening balance	20,951	21,779	137	190
Current service cost	39	358	–6	–25
Interest cost	206	781	3	2
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	4	–10	6
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	1,595	243
Participants’ contributions	1
Benefits paid	–204	–591	–2
Past service cost	–12	3
Effect of curtailment or settlement	–19,725	–138		–1
Exchange rate differences	103	–56	4	–2
Changes in the composition of the group and other changes	–168	–1,418	–41	–27

Closing balance	2,790	20,951	101	137

F-91	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

2014 - Effect of curtailment or settlement

In 2014, EUR 19,079 million is recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement as a result of the agreement that made the ING Pension Fund financially independent from ING.

In 2013, the Effect of curtailment or settlement included the curtailments of two minor pension plans in the Netherlands. These plans were closed for new pension rights and are replaced by defined contribution schemes.

Changes in composition of the group and other changes

In 2014, Changes in the composition of the group and other changes of the Defined benefit obligation include EUR -53 million related to the deconsolidation of ING Vysya and include EUR –119 million related to the classification of NN Group as held for sale. Changes in the composition of the group and other changes of Other post-employment benefits include EUR –41 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In 2013, Changes in the composition of the group and other changes included EUR –1,494 million as a result of the classification of Voya as held for sale and EUR 45 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
	2014	2013
Opening balance	–3,802	–2,860
Remeasurement of plan assets	1,207	–885
Actuarial gains and losses arising from changes in demographic assumptions	–4	21
Actuarial gains and losses arising from changes in financial assumptions	–1,682	–208
Transfer to Other reserves	27
Taxation	163	125

Total Other comprehensive income movement for the year	–289	–947
Transfer to Other reserves (pension settlement)	3,434	5
Changes in the composition of the group and other changes	142

Closing balance	–515	–3,802

The amount of the remeasurement of the net defined benefit asset/liability in 2014 was mainly a result of the change in the high quality corporate bond rate. The weighted average discount rate as at 31 December 2014 was 2.5% (31 December 2013: 3.7%). The change in this rate impacts both the Remeasurement of plan assets and Actuarial gains and losses arising from changes in financial assumptions.

In 2014, EUR 3,279 million is recognised in Transfer to Other reserves (pension settlement) related to the Dutch defined benefit plan settlement.

In 2014, Changes in composition of the group and other changes includes EUR 143 million as a result of deconsolidation of Voya and nil as a result of classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR 753 million (EUR 515 million after tax) as at 31 December 2014 (2013: EUR –5,113 million, EUR –3,802 million after tax).

ING Group Annual Report on Form 20-F 2014	F-92

Notes to the consolidated financial statements continued

Information on plan assets and defined benefit obligation per country

The defined benefit obligation per country and the plan assets per country can be specified as follows:

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation
	2014	2013	2014	2013
The Netherlands		19,329	243	18,664
United States	132	101	218	145
United Kingdom	1,822	1,391	1,236	1,055
Belgium	614	607	811	740
Other countries	135	193	282	347

	2,703	21,621	2,790	20,951

As at 31 December 2014 the various defined benefit plans did not hold any investments in ING Groep N.V. (2013: nil)

The defined benefit plans in the United Kingdom and Belgium are not considered to be significant. Therefore, no more detailed information is disclosed.

Determination of the net defined benefit asset/liability

The table provides the key assumptions used in the determination of the Net defined benefit asset/liability and the Other post-employment benefits.

Weighted averages of basic actuarial assumptions in annual % as at 31 December
	Net defined benefit asset/liability		Other post-employment benefits
	2014	2013	2014	2013
Discount rates	2.50	3.70	2.30	2.90
Mortality rates	0.90	0.80	1.10	0.80
Expected rates of salary increases (excluding promotion increases)	3.10	2.10		2.00
Indexation	2.50	2.00	2.00	2.00

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

The discount rate is approximately 2.5% on 31 December 2014 (2013: 3.7%). The discount rate used by ING is based on AA-rated corporate bonds. Discussions were ongoing, both in the industry and at the IASB, on the definition of the discount rate for defined benefit pension liabilities and ING would reconsider the methodology for setting the discount rate if and when appropriate. During 2013, ING further refined its methodology to extrapolate the observable AA-rated corporate bond rates to the full duration of the defined benefit pension liability. The refined methodology and the resulting discount rate are more in line with observed market practices. The impact of the refinement of the extrapolation was an increase in the defined benefit obligation as at 31 December 2013 of approximately EUR 3.2 billion (EUR 2.4 billion after tax); this impact was recognised in Other comprehensive income (equity) in 2013.

As at 31 December 2014, the actuarial assumption for Indexation for inflation is 2.5% (2013: 2.0%). The percentage for 2014 is mainly based on the expected inflation and the best estimate assumption for future indexation in the pension plans in the United Kingdom, Belgium and the Netherlands (before 2014 the percentage was based on the plan in the Netherlands).The best estimate assumption for future indexation was amended in 2013 to reflect the outcome of the arbitration in respect of the 2013 indexation as disclosed in Note 51 ‘Legal proceedings’.

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

F-93	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Sensitivity analysis – financial impact of changes in significant actuarial assumptions on the defined benefit obligation
	Financial impact of		Financial impact of
	increase		decrease
	2014	2013	2014	2013
Discount rates – increase/decrease of 1%	–403	–1,207	500	1,334
Mortality – increase/decrease of 1 year	93	669	–93	–676
Expected rates of salary increases (excluding promotion increases) –increase/decrease of 0.25%	29	188	–27	–173
Indexation – increase/decrease 0.25%	93	871	–84	–821

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

For 2015 the expected contributions to pension plans are EUR 41 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments
	Defined benefit	Other post- employment
	obligation	benefits
2015	85	8
2016	92	8
2017	103	9
2018	119	9
2019	114	9
Years 2020 – 2024	427	29

The average duration of the benefit obligation at the end of the reporting period is 17 years (2013: 20 years). This number can be subdivided into the duration related to:

•	active members: 12 years (2013: 26 years);

•	inactive members: 24 years (2013: 23 years); and

•	retired members: 13 years (2013: 11 years).

Profit and loss account – Pension and other staff-related benefit costs

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post-employment benefits			Other			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Current service cost	36	268	181	–6	–18	–2	20	–11	14	50	239	193
Past service cost	–3	3	–2					–16		–3	–13	–2
Net Interest cost	3	–41	–161	3	2	4	4	6	6	10	–33	–151
Effect of curtailment or settlement	871	–37	–335							871	–37	–335
Other							-12	13	–13	-12	13	–13

Defined benefit plans	907	193	–317	–3	–16	2	12	–8	7	916	169	–308
Defined contribution plans										302	62	68

										1,218	231	–240

ING Group Annual Report on Form 20-F 2014	F-94

Notes to the consolidated financial statements continued

Defined benefit plans

In 2014, a charge of EUR 871 million is recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement.

In 2012, ING reached final agreement on a new pension scheme for employees in the Netherlands. Two new separate pension funds were created, one for banking and one for NN Group. The new schemes took effect on 1 January 2014 and qualifies as a defined contribution scheme under IFRS-IASB and replaced the existing defined scheme in the Netherlands. As of the start of the new defined contribution plan, the defined benefit plan stopped accruing new pension benefits. Accruals built up under the defined benefit plan remain valid. The change to the new pension scheme represented a curtailment under IFRS-IASB and resulted in a release of provisions previously taken by ING to cover estimated future liabilities in the existing defined benefit plan which are no longer required. This release amounted to a one-off after tax gain of EUR 251 million (EUR 335 million before tax) and was recognised in 2012.

Defined contribution plans

The increase in Pension costs for Defined contribution plans in 2014 is as a result of the new defined contribution pension scheme for employees in the Netherlands which took effect on 1 January 2014.

Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in other assets/liabilities.

Additional information on the closed defined benefit plan in the Netherlands in 2013

The largest plan in 2013 was a plan in the Netherlands (84% of total DBO in 2013).The defined benefit plan is administered by a separate fund (PFI) that is legally separated from ING Group. The board of the pension fund is required by law or by articles of association to act in the interest of the fund and of all relevant stakeholders in the scheme, i.e. active employees, inactive employees, retirees and the employer. The board of the pension fund is responsible for the investment policy with regard to the assets of the fund, including the asset-liability matching strategies of the plan. The primary financial objective of the closed defined benefit plan in the Netherlands (the plan) is to secure accumulated participant retirement benefits. From 1 January 2014 the plan is closed for new pension accruals and no premiums will be paid into the Plan.

Before 2014, the plan in the Netherlands typically exposed ING Group to risks such as: investment risk, interest rate risk and longevity risk. ING decided annually whether or not to grant a lump sum payment for indexation of the accrued pensions. When the coverage ratio (assets divided by liabilities) of the plan was lower than 105% at year-end, ING was required to pay the plan an additional contribution in order to increase the coverage ratio to 106.7%. When the coverage ratio of the plan was lower than 110% but higher than 105% at year-end, ING was required to pay the plan an additional lump sum contribution in accordance with a pre-defined formula. When the coverage ratio was higher than 140%, ING received a premium reduction in future periods.

In 2014, ING reached an agreement with the various stakeholders to transfer all future funding and indexation obligations under ING’s current closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement made the Dutch ING Pension Fund financially independent. This agreement resulted in the removal of the net pension asset related to the Dutch defined benefit pension fund from ING Group’s balance sheet in 2014.

F-95	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Closed defined benefit plan in the Netherlands – Major categories of plan assets
	Fair value of plan assets
	Quoted price		Other		Total
	2014	2013	2014	2013	2014	2013
Investment portfolio of the pension fund
Debt securities (fixed income investments)
– Governments bonds		9,104				9,104
– Corporate bonds		1,406				1,406
– Other bonds (developing markets)		909				909

Total fixed income investments		11,419				11,419
Equity security investments
– Equity securities in developed markets		3,488				3,488
– Equity securities in developing markets		1,019				1,019

Total equity security investments		4,507				4,507
Real estate investments
– Listed		169				169
– Not listed				846		846

Total real estate investments		169		846		1,015
Alternative investments
– Private equity				350		350
– Hedge funds				171		171
– Commodities
Total alternative investments				521		521

Other assets and liabilities (including accrued interest)				257		257
Derivatives (1)		552				552
Cash and cash equivalents				442		442

Total Assets of the pension fund		16,647		2,066		18,713

(1)	Derivatives are presented net.

The table above relates to the defined benefit pension fund in the Netherlands that was closed for new pension rights as of 1 January 2014. The agreement reached to make the Dutch ING Pension Fund financially independent resulted in the removal of the plan assets related to the Dutch defined benefit pension fund from ING Group’s balance sheet in 2014. As a result the major categories of plan assets for this plan are no longer disclosed above.

ING Group Annual Report on Form 20-F 2014	F-96

Notes to the consolidated financial statements continued

42 Taxation

Balance sheet – Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
	Net liability (+) Net asset (–) 2013	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (+) Net asset (–) 2014
Investments	1,382	1,719	314	–5	–2,346	1,064
Real estate investments	285		–2		–281	2
Financial assets and liabilities at fair value through profit and loss	–812		–315	12	3	–1,112
Deferred acquisition costs and VOBA	312		20	10	–342
Depreciation	33		5	5	3	46
Insurance provisions	–1,369	–685	39	1	2,014
Cash flow hedges	603	910		–5	–1,275	233
Pension and post-employment benefits	75	–137	–128	–7	–16	–213
Other provisions	–1	–1	28	–4	–64	–42
Receivables	–79		–201	–3	25	–258
Loans and advances to customers	–1,440	5	221		41	–1,173
Unused tax losses carried forward	–637		–325	–9	641	–330
Other	69	–12	142	9	–19	189

	–1,579	1,799	–202	4	–1,616	–1,594
Presented in the balance sheet as:
– deferred tax liabilities	–199					–449
– deferred tax assets	–1,380					–1,145

	–1,579					–1,594

In 2014, Changes in the composition of the group and other changes includes EUR –1,647 million as a result of the classification of NN Group as held for sale and EUR 61 million as a result of the deconsolidation of ING Vysya. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Changes in deferred tax
	Net liability (+) Net asset (-) 2012	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (+) Net asset (-) 2013
Investments	3,749	–1,960	–717	–17	327	1,382
Real estate investments	349		–22		–42	285
Financial assets and liabilities at fair value through profit and loss	–1,089		274	–3	6	–812
Deferred acquisition costs and VOBA	1,351	339	–332	–153	–893	312
Depreciation	39		–5	–2	1	33
Insurance provisions	–3,986	692	1,079	25	821	–1,369
Cash flow hedges	897	–309			15	603
Pension and post-employment benefits	–176	–230	197	8	276	75
Other provisions	–19		–6	10	14	–1
Receivables	–87		1	–1	8	–79
Loans and advances to customers	–695	–10	–718	6	–23	–1,440
Unused tax losses carried forward	–1,453		823	9	–16	–637
Other	31	–51	149	24	–84	69

	–1,089	–1,529	723	–94	410	–1,579

Presented in the balance sheet as:
– deferred tax liabilities	1,155					–199
– deferred tax assets	–2,244					–1,380

	–1,089					–1,579

F-97	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Changes through net result for Unused tax losses carried forward and Loans and advances to customers in 2013 related mainly to an intercompany transaction that resulted in taxable profit in 2013, but did not impact the consolidated result under IFRS.

In 2013, Changes in the composition of the group and other changes included EUR 158 million as a result of the classification of Voya as held for sale and EUR 551 million as a result of the classification to continuing operations of ING Japan. Reference is made to Note 57 ‘Other events’.

Deferred tax in connection with unused tax losses carried forward
	2014	2013
Total unused tax losses carried forward	2,456	3,725
Unused tax losses carried forward not recognised as a deferred tax asset	–1,127	–1,076

Unused tax losses carried forward recognised as a deferred tax asset	1,329	2,649
Average tax rate	24.8%	24.1%
Deferred tax asset	330	637

In 2014, the change in Total unused tax losses carried forward is mainly attributable due to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

The following tax losses carried forward and tax credits will expire as follows as at 31 December:

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2014	2013	2014	2013
Within 1 year		19		13
More than 1 year but less than 5 years	145	392	4	86
More than 5 years but less than 10 years	48	124		1,313
More than 10 years but less than 20 years	347	338	6	295
Unlimited	587	203	1,319	942

	1,127	1,076	1,329	2,649

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Breakdown of certain net deferred tax asset positions by jurisdiction
	Banking operations		Insurance operations		Total
	2014	2013	2014	2013	2014	2013
Netherlands	358				358
Great Britain		122				122
Belgium	1			39	1	39
Australia		2				2
Spain		46		55		101
France		65				65
Slovakia	2	3			2	3
Luxembourg	17	9			17	9
Italy	62	160			62	160

	440	407		94	440	501

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current or the preceding year. In 2014, the aggregate amount for the most significant entities is EUR 440 million (2013: EUR 501 million).

In 2014, the Netherlands is included in the table above mainly due to the impact of the pension settlement and restructuring charges on the result. The three year medium term plan was used to substantiate the deferred tax assets in the Netherlands.

In 2014, the change in deferred tax assets for insurance operations is due to the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

ING Group Annual Report on Form 20-F 2014	F-98

Notes to the consolidated financial statements continued

As at 31 December 2014 and 31 December 2013, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.

Profit and loss account - Taxation

Taxation by type
	Netherlands			International			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Current taxation	–58	–40	–90	1,099	1,032	1,066	1,041	992	976
Deferred taxation	–228	534	–255	46	–28	135	–182	506	–120

	–286	494	–345	1,145	1,004	1,201	859	1,498	856

For the year 2014 the tax charge in the Netherlands decreased with EUR 780 million to negative EUR 286 million caused by lower results.

For the year 2013 the tax charge in the Netherlands increased with EUR 839 million to EUR 494 million caused by higher results in combination with less tax exempt income on divestments compared to 2012.

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2014	2013	2012
Result before tax from continuing operations	3,361	5,973	3,385
Weighted average statutory tax rate	29.2%	28.0%	32.6%

Weighted average statutory tax amount	983	1,672	1,102
Participation exemption	–70	–29	–560
Other income not subject to tax	–169	–165	–131
Expenses not deductible for tax purposes	187	114	127
Impact on deferred tax from change in tax rates	–2		36
Deferred tax benefit from previously unrecognised amounts	38	–22	–23
Current tax benefit from previously unrecognised amounts	–58	–24	–37
Write-off/reversal of deferred tax assets	1	40	382
Adjustment to prior periods	–51	–88	–40

Effective tax amount	859	1,498	856

Effective tax rate	25.6%	25.1%	25.3%

The weighted average statutory tax rate in 2014 compared to 2013 does not differ significantly.

The weighted average statutory tax rate in 2013 is lower compared to 2012. This is mainly caused by changes in the composition of the profit before tax from continuing operations in 2013 compared to 2012. In 2013 more profits were taxable in countries with lower tax rates compared to 2012.

The effective tax rate in 2014 is lower than the weighted average statutory tax rate. This is mainly caused by non-taxable income, the recognition of tax benefits from previously unrecognised amounts and prior year adjustments which are only partly offset by non-deductible items.

The effective tax rate in 2013 was lower than the weighted average statutory tax rate. This was mainly caused by non-taxable income and prior year adjustments which are only partly offset by non-deductible expenses and write-off of deferred tax assets.

The effective tax rate in 2012 was lower than the weighted average statutory tax rate. This was mainly caused by non-taxable income, which was partly offset by non-deductible expenses and write-offs of deferred tax assets.

Tax exempt income (participation exemption) mainly includes non-taxable income on divestments, tax exempt share in result from associates and joint ventures and tax exempt gains on financial assets.

In 2012, tax exempt profit on divestments included mainly the results on the following transactions:

•	ING Direct Canada (transaction gain EUR 1,124 million); and

•	ING Direct USA (transaction gain EUR 743 million) and the related sale of shares in Capital One (transaction gain EUR 323 million).

Adjustment to prior periods in 2013 related to a true-up of tax positions. Adjustment to prior periods in 2012 related mainly to a tax settlement.

F-99	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Equity - Other comprehensive income

Income tax related to components of other comprehensive income
	2014	2013	2012
Remeasurement of the net defined benefit asset/liability	137	230	1,060
Unrealised revaluations property in own use			4
Unrealised revaluations available-for-sale investments and other	–1,719	1,841	–2,678
Realised gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	49	57	22
Changes in cash flow hedge reserve	–910	305	–227
Transfer to insurance liabilities/DAC		–879	911
Exchange rate differences and other	644	–25	–132

Total income tax related to components of other comprehensive income	–1,799	1,529	–1,040

43 Fair Value of Assets and Liabilities

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

Fair value of financial assets and liabilities
	Estimated fair value		Balance sheet value
	2014	2013	2014	2013
Financial assets
Cash and balances with central banks	12,233	13,316	12,233	13,316
Amounts due from banks	37,220	43,157	37,119	42,996
Financial assets at fair value through profit and loss
– trading assets	136,959	114,247	136,959	114,247
– investments for risk of policyholders		39,589		39,589
– non-trading derivatives	4,384	8,546	4,384	8,546
– designated as at fair value through profit and loss	2,756	2,790	2,756	2,790
Investments
– available-for-sale	95,402	137,897	95,402	137,897
– held-to-maturity	2,277	3,153	2,239	3,098
Loans and advances to customers	529,191	540,924	512,433	526,957
Other assets (1)	11,537	17,676	11,537	17,676

	831,959	921,295	815,062	907,112
Financial liabilities
Subordinated loans	7,373	6,861	6,861	6,889
Debt securities in issue	130,958	131,319	126,352	127,727
Other borrowed funds	11,297	13,830	11,297	13,706
Investment contracts for risk of company		849		810
Investment contracts for risk of policyholders		1,588		1,588
Amounts due to banks	30,684	27,675	29,999	27,200
Customer deposits and other funds on deposit	484,918	474,003	483,871	474,312
Financial liabilities at fair value through profit and loss
– trading liabilities	97,091	73,491	97,091	73,491
– non-trading derivatives	6,040	11,155	6,040	11,155
– designated as at fair value through profit and loss	13,551	13,855	13,551	13,855
Other liabilities (2)	13,067	17,280	13,067	17,279

	794,979	771,906	788,129	768,012

(1)	Other assets do not include (deferred) tax assets, net defined benefit asset and property development and obtained from foreclosures.
(2)	Other liabilities do not include (deferred) tax liabilities, net defined benefit liability, prepayments received under property under development, other provisions and other taxation and social security contributions.

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

ING Group Annual Report on Form 20-F 2014	F-100

Notes to the consolidated financial statements continued

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

Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right-way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties.

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

Loans and receivables

Reference is made to Loans and advances to customers below.

F-101	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Loans and advances to customers

For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of the fair value. The fair value of other loans is estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.

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

ING Group Annual Report on Form 20-F 2014	F-102

Notes to the consolidated financial statements continued

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
2014	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	35,965	100,184	810	136,959
Non-trading derivatives		4,074	310	4,384
Financial assets designated as at fair value through profit and loss	346	2,320	90	2,756
Available-for-sale investments	89,101	5,728	573	95,402

	125,412	112,306	1,783	239,501
Financial liabilities
Trading liabilities	11,204	84,890	997	97,091
Non-trading derivatives		6,024	16	6,040
Financial liabilities designated as at fair value through profit and loss	1,719	11,509	323	13,551

	12,923	102,423	1,336	116,682

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
2013	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	27,684	84,544	2,019	114,247
Investments for risk of policyholders	38,228	1,113	248	39,589
Non-trading derivatives	4	8,363	179	8,546
Financial assets designated as at fair value through profit and loss	571	2,021	198	2,790
Available-for-sale investments	111,273	23,473	3,151	137,897

	177,760	119,514	5,795	303,069
Financial liabilities
Trading liabilities	10,967	61,419	1,105	73,491
Non-trading derivatives	118	11,037		11,155
Financial liabilities designated as at fair value through profit and loss	1,912	11,600	343	13,855
Investment contracts (for contracts at fair value)	1,588			1,588

	14,585	84,056	1,448	100,089

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

Level 3 – Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. Level 3 Trading assets, Non-trading derivatives and Assets designated at fair value through profit and loss and Level 3 Financial liabilities at fair value through profit and loss include financial instruments with different characteristics and nature, which are valued on the basis of valuation techniques that feature one or more significant inputs that are unobservable. An instrument in its entirety is classified as Level 3 if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there

F-103	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the profit and loss account relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the profit and loss account as follows:

•	Results on trading assets and trading liabilities are included in Net trading income;

•	Investments for risk of policyholders are included in Net result from discontinued operations;

•	Non-trading derivatives are included in Valuation results on non-trading derivatives;

•	Financial assets and liabilities designated as at fair value through profit and loss are included in Valuation results on non-trading derivatives - Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading);

•	Changes in the fair value of Real estate investments are included in Investment income; and

•	Impairments on Property in own use are included in Intangible amortisation and other impairments.

Unrealised gains and losses recognised in Other comprehensive income that relate to Available-for-sale investments are included in the Revaluation reserve – Available-for-sale reserve and other. Unrealised gains and losses on Property in own use are also included in the Revaluation reserve – Property in own use reserve.

Changes in Level 3 Financial assets
2014	Trading assets	Investments for risk of policy-holders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	2,019	248	179	198	3,151	5,795
Amounts recognised in the profit and loss account during the year	–264		131	–67	–39	–239
Revaluation recognised in equity during the year					81	81
Purchase of assets	287			49	218	554
Sale of assets	–334			–45	–278	–657
Maturity/settlement	–76			–45	–500	–621
Transfers into Level 3	71			48	5	124
Transfers out of Level 3	–293			–48	–3	–344
Exchange rate differences	9	–2			28	35
Changes in the composition of the group and other changes	–609	–246			–2,090	–2,945

Closing balance	810	0	310	90	573	1,783

In 2014, Changes in composition of the group and other changes includes EUR –2,600 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Main changes in fair value hierarchy in 2014

In 2014, the change in Available-for-sale investments (level 1) mainly reflects the presentation of NN Group as held for sale. This change is offset by an increase in Government bonds to strengthen the liquidity of the Group. Ahead of the introduction of the liquidity coverage ratio in 2015 matured bonds (level 2 in 2013) are re-invested in Government bonds (level 1). As at 31 December 2014, ING Direct Australia reclassified EUR 2.6 billion Government and Semi-Government debt securities from level 2 to level 1 as the input is based on quoted prices in an active market.

ING Group Annual Report on Form 20-F 2014	F-104

Notes to the consolidated financial statements continued

Changes in Level 3 Financial assets
2013	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	2,010	150	612	2,121	4,188	9,081
Amounts recognised in the profit and loss account during the year	146	9	462	–253	–103	261
Revaluation recognised in equity during the year					–34	–34
Purchase of assets	558	154	334	263	672	1,981
Sale of assets	–704	–52	–322	–562	–575	–2,215
Maturity/settlement	–242		–20	–465	–227	–954
Transfers into Level 3	264	2		86	407	759
Transfers out of Level 3	–158	–9	–832	–129	–165	–1,293
Exchange rate differences				38	–29	9
Changes in the composition of the group and other changes	145	–6	–55	–901	–983	–1,800

Closing balance	2,019	248	179	198	3,151	5,795

In 2013, Changes in the composition of the group and other changes includes EUR –1,654 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan.

Main changes in fair value hierarchy in 2013

In 2013, the change in Available-for-sale investments (level 2) reflects the presentation of Voya as held for sale.

There were no significant transfers between Level 1 and 2.

Changes in Level 3 Financial liabilities
2014	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Total
Opening balance	1,105		343	1,448
Amounts recognised in the profit and loss account during the year	–54	14	–81	–121
Issue of liabilities	418	2	172	592
Early repayment of liabilities	–371		–78	–449
Maturity/settlement	–68	–1	–66	–135
Transfers into Level 3	42		88	130
Transfers out of Level 3	–82		–55	–137
Changes in the composition of the group and other changes	7	1		8

Closing balance	997	16	323	1,336

In 2014, Changes in composition of the group and other changes includes EUR 0 million as a result of the classification of NN Group as held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

Changes in Level 3 Financial liabilities
2013	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts at fair value)	Total
Opening balance	1,523	1,500	5,102	12	8,137
Amounts recognised in the profit and loss account during the year	–110	315	–137		68
Issue of liabilities	510	263	226	6	1,005
Early repayment of liabilities	–720	–452	–907	–8	–2,087
Maturity/settlement	–276	–9	–420		–705
Transfers into Level 3	245		152	2	399
Transfers out of Level 3	–64		–3,676	–8	–3,748
Exchange rate differences	–3	–372	3		–372
Changes in the composition of the group and other changes		–1,245		–4	–1,249

Closing balance	1,105	0	343	0	1,448

F-105	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In 2013, Changes in the composition of the group and other changes included EUR –1,250 million as a result of the classification of Voya as held for sale and nil as a result of the classification to continuing operations of ING Japan.

In 2013, EUR 3.7 billion of Financial liabilities designated as at fair value through profit and loss were transferred from level 3 to level 2 due to refinements in the methodology used to classify these liabilities. It was observed that the valuation techniques used for calculating the fair values, for the majority of the portfolio, are not significantly impacted by unobservable inputs. These liabilities are reported in level 2. Furthermore, EUR 0.9 billion of Assets Non-trading derivatives were also transferred from Level 3 to Level 2 as the valuation is now not significantly impacted by unobservable inputs.

Amounts recognised in profit and loss account during the year (Level 3)
2014	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	–286	22	–264
Non-trading derivatives	131		131
Financial assets designated as at fair value through profit and loss	–67		–67
Available-for-sale investments	–70	31	–39

	–292	53	–239
Financial liabilities
Trading liabilities	–54		–54
Non-trading derivatives	14		14
Financial liabilities designated as at fair value through profit and loss	–81		–81

	–121		–121

Amounts recognised in profit and loss account during the year (Level 3)
2013	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	158	–12	146
Investments for risk of policyholders	10	–1	9
Non-trading derivatives	436	26	462
Financial assets designated as at fair value through profit and loss	–341	88	–253
Available-for-sale investments	–130	27	–103

	133	128	261
Financial liabilities
Trading liabilities	–110		–110
Non-trading derivatives	315		315
Financial liabilities designated as at fair value through profit and loss	–137		–137

	68		68

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the balance sheet as at 31 December 2014 of EUR 240 billion include an amount of EUR 1.8 billion (0.8%) which is classified as Level 3 (31 December 2013: EUR 5.7 billion, being 1.9%). Changes in Level 3 from 31 December 2013 to 31 December 2014 are disclosed above in the table ‘Changes in Level 3 Financial assets’.

Financial liabilities measured at fair value in the balance sheet as at 31 December 2014 of EUR 117 billion include an amount of EUR 1.3 billion (1.1%) which is classified as Level 3 (31 December 2013: EUR 1.4 billion, being 1.4%). Changes in Level 3 from 31 December 2013 to 31 December 2014 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

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

ING Group Annual Report on Form 20-F 2014	F-106

Notes to the consolidated financial statements continued

Of the total amount of financial assets classified as Level 3 as at 31 December 2014 of EUR 1.8 billion, an amount of EUR 0.8 billion (50%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.1 billion which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.9 billion of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit and loss.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2014 of EUR 1.3 billion, an amount of EUR 0.7 billion (54%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.2 billion which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.4 billion of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range could change from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, please refer to section below ‘Sensitivity analysis of unobservable inputs’.

F-107	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Valuation techniques and range of unobservable inputs (Level 3) – ING Bank
2014	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit and loss
Debt securities	161	5	Price based	Price (%)	0%	114%
			Net asset value	Price (%)	59%	101%
Loans and advances	55	12	Price based	Price (%)	0%	100%
Structured notes		323	Price based	Price (%)	0%	115%
			Net asset value	Price (%)	100%	100%
			Option pricing model	Equity volatility (%)	17%	94%
				Equity/Equity correlation	0.0	0.8
				Equity/FX correlation	–0.8	0.2
				Dividend yield (%)	0%	9%
				Interest rate volatility (%)	18%	58%
			Present value techniques	Implied correlation	0.7	0.9
Derivatives
– Rates	375	471	Option pricing model	Interest rate volatility (%)	18%	58%
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread	3%	3%
				Inflation rate (%)	1%	3%
– FX	306	258	Present value techniques	Inflation rate (%)	0%	2%
– Credit	43	45	Present value techniques	Credit spread (bps)	1	1,362
				Implied correlation	0.6	1.0
– Equity	84	221	Option pricing model	Equity volatility (%)	0%	107%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	1.0
				Dividend yield (%)	0%	23%
– Other	6	1	Option pricing model	Commodity volatility	9%	75%
				Com/Com correlation	0.0	0.9
				Com/FX correlation	–0.8	0.7
Available for sale
– Debt	78		Price based	Price (%)	3%	100%
			Present value techniques	Credit spread (bps)	97	300
– Equity	495		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	1,603	1,336

ING Group Annual Report on Form 20-F 2014	F-108

Notes to the consolidated financial statements continued

Valuation techniques and range of unobservable inputs (Level 3) – ING Bank
2013	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit and loss
Debt securities	341	26	Price based	Price (%)	0%	150%
			Net asset value	Price (%)	118%	118%
			Loan pricing model	Credit spread (bps)	696	696
Loans and advances	164	5	Price based	Price (%)	1%	100%
			Net asset value	Price (%)	32%	38%
			Present value techniques	Credit spread (bps)	106	2,101
			Loan pricing model	Credit spread (bps)	696	696
Structured notes		343	Price based	Price (%)	65%	110%
			Net asset value	Price (%)	118%	118%
			Option pricing model	Equity volatility (%)	17%	74%
				Equity/Equity correlation	–0.1	0.9
				Equity/FX correlation	–0.6	0.9
				Dividend yield (%)	0%	7%
Derivatives
– Rates	303	387	Option pricing model	Interest rate volatility (%)	11%	69%
				Interest rate correlation	0.9	0.9
				Inflation rate (%)	0%	4%
			Present value techniques	Reset spread	3%	3%
				Prepayment rate	5%	5%
– FX	462	384	Present value techniques	Inflation rate (%)	–1%	3%
– Credit	54	60	Present value techniques	Credit spread (bps)	1	1,372
				Implied correlation	0.4	1
– Equity	102	240	Option pricing model	Equity volatility (%)	5%	94%
				Equity/Equity correlation	–0.1	1
				Equity/FX correlation	–0.9	0.5
				Dividend yield (%)	0%	9%
– Other	1	3	Option pricing model	Commodity volatility	6%	28%
				Com/Com correlation	–0.1	0.9
				Com/FX correlation	–0.8	–0.2
Other	8
Available for sale
– Debt	657
– Equity	509

Total	2,601	1,448

F-109	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Included at Group level are EUR 180 million (2013: EUR 116 million) Voya warrants which are classified as level 3 instruments. These warrants are valued using an option pricing model where equity volatility is a significant unobservable input. The lower and upper ranges of that unobservable input used are 19.22% and 26.78% (2013: 22.70% and 36.68%). Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’.

Non-listed equity investments

Level 3 equity securities mainly include corporate investments, fund investments, real estate positions and other equity securities which are not traded in active markets. In the absence of an active market, fair values are estimated on the basis of the analysis of fund managers reports, company’s financial position, future prospects and other factors, considering valuations of similar positions or by the reference to acquisition cost of the position. For equity securities best market practice will be applied using the most relevant valuation method.

All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect fair values.

Price

For securities where market prices are not available fair value is measured by comparison with observable pricing data from similar instruments. Prices of 0% are distressed to the point that no recovery is expected, while prices significantly in excess of 100% or par are expected to pay a good yield.

Credit spreads

Credit spread is the premium above a benchmark interest rate, typically LIBOR or relevant Treasury instrument, required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.

Volatility

Volatility is a measure for variation of the price of a financial instrument or other valuation input over time. Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility, the higher value of the option. Volatility varies by the underlying reference (equity, commodity, foreign currency and interest rates), by strike and maturity of the option. The minimum level of volatility is 0% and there is no theoretical maximum.

Correlation

Correlation is a measure of dependence between two underlying references which is relevant in derivatives and other instruments which have more than one underlying reference. For example, correlation between underlying equity names may be a relevant input parameter for basket equity option pricing models. High positive correlation (close to 1) indicates strong positive relationship between underlyings, implying they typically move in the same direction. High negative correlation, on the other hand, implies that underlyings typically move in opposite directions.

Interest rates

Prepayment rate and reset spread are key inputs to mortgage linked prepayments swaps valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.

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

Dividend yield

Dividend yield is an important input for equity option pricing models showing how much dividends a company pays out each year relative to its share price. Dividend yields are generally expressed as an annualised percentage of share price.

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments .

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 31 December 2014 then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level already for its IFRS valuation of fair valued financial instruments as of end of 2014, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased. Specifically for the AFS Equity positions the upward valuation uncertainty decreased.

ING Group Annual Report on Form 20-F 2014	F-110

Notes to the consolidated financial statements continued

For more detail on the valuation of fair valued instruments, refer to the section Risk Management, paragraph Fair values of financial assets and liabilities in this document.

Valuation uncertainty in practice is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product. In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at year end.

Also, this disclosure does not attempt to indicate or predict future fair value move. The numbers in isolation give limited information as in most cases these level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as level 2.

Sensitivity analysis of level 3 instruments
2014	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit and loss
Equity (equity derivatives, structured notes)	106
Interest rates (Rates derivatives, FX derivatives)	115
Credit (Debt securities, Loans, structured notes, credit derivatives)	21
Available-for-sale
Equity	19	28
Debt	11

	272	28

Sensitivity analysis of level 3 instruments
2013	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit and loss
Equity (equity derivatives, structured notes)	42	9
Interest rates (Rates derivatives, FX derivatives)	36	32
Credit (Debt securities, Loans, structured notes, credit derivatives)	24	17
Available-for-sale
Equity	103	108
Debt	14	23

	219	189

Asset backed security portfolio

Fair value hierarchy of certain ABS bonds
2014	Level 1	Level 2	Level 3	Total
US Subprime RMBS		14		14
US Alt-A RMBS		45		45
CDO/CLOs			12	12
CMBS		12		12

Total		71	12	83

F-111	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Fair value hierarchy of certain ABS bonds
2013	Level 1	Level 2	Level 3	Total
US Subprime RMBS		13		13
US Alt-A RMBS		96		96
CDO/CLOs	4		175	179
CMBS		18	11	29

Total	4	127	186	317

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the balance sheet, but for which fair values are disclosed are determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2014	Level 1	Level 2	Level 3	Total
Financial assets
Cash and balances with central banks	12,233			12,233
Amounts due from banks	4,605	22,744	9,871	37,220
Held-to-maturity investments	580	1,615	82	2,277
Loans and advances to customers	4,060	29,127	496,004	529,191

	21,478	53,486	505,957	580,921
Financial liabilities
Subordinated loans	6,861	512		7,373
Debt securities in issue	56,976	32,269	41,713	130,958
Other borrowed funds	11,114	101	82	11,297
Amounts due to banks	4,643	17,777	8,264	30,684
Customer deposits and other funds on deposit	387,482	41,752	55,685	484,919

	467,076	92,411	105,744	665,231

As at 31 December 2014, it was assessed that certain loan portfolios were classified as level 3, as more than an insignificant part of the inputs, in terms of the overall valuation were determined not to be market observable. Certain comparative figures were adjusted from level 2 to level 3.

As at 31 December 2014, Customer deposits and other funds on deposit which are payable on demand are classified as level 1, as their fair value equals their carrying value. Certain comparative figures were adjusted from level 3 to level 1.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2013	Level 1	Level 2	Level 3	Total
Financial assets
Cash and balances with central banks	13,316			13,316
Amounts due from banks	4,830	30,327	8,000	43,157
Held-to-maturity investments	1,225	1,928		3,153
Loans and advances to customers	3,586	29,190	508,148	540,924

	22,957	61,445	516,148	600,550
Financial liabilities
Subordinated loans	5,074	1,102	685	6,861
Debt securities in issue	58,751	35,817	36,751	131,319
Other borrowed funds	8,326	3,775	1,729	13,830
Investment contracts (for contracts at amortised cost)	20		829	849
Amounts due to banks	5,126	20,712	1,837	27,675
Customer deposits and other funds on deposit	355,182	69,756	49,065	474,003

	432,479	131,162	90,896	654,537

ING Group Annual Report on Form 20-F 2014	F-112

Notes to the consolidated financial statements continued

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

Fair value of non-financial assets
2014	Estimated fair value	Balance sheet value
Real estate investments	80	80
Property in own use	1,020	1,020

	1,100	1,100

Fair value of non-financial assets
2013	Estimated fair value	Balance sheet value
Real estate investments	1,046	1,046
Property in own use	1,243	1,243

	2,289	2,289

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets
2014	Level 1	Level 2	Level 3	Total
Real estate investments			80	80
Property in own use			1,020	1,020

			1,100	1,100

Methods applied in determining fair values of non-financial assets
2013	Level 1	Level 2	Level 3	Total
Real estate investments			1,046	1,046
Property in own use			1,243	1,243

			2,289	2,289

Changes in Level 3 Non-financial assets
2014	Real estate investments	Property in own use	Total non-financial assets
Opening balance	1,046	1,243	2,289
Amounts recognised in the profit and loss account during the year	3	–80	–77
Revaluation recognised in equity during the year		–27	–27
Purchase of assets	322	64	386
Sale of assets	–192	–27	–219
Reclassifications	20	–26	–6
Exchange rate differences		1	1
Changes in the composition of the group and other changes	–1,119	–128	–1,247

Closing balance	80	1,020	1,100

Changes in Level 3 Non-financial assets
2013	Real estate investments	Property in own use	Total non-financial assets
Opening balance	1,190	1,423	2,613
Amounts recognised in the profit and loss account during the year	–5	–49	–54
Revaluation recognised in equity during the year		–4	–4
Purchase of assets	200	39	239
Sale of assets	–265	–34	–299
Reclassifications	–61	–2	–63
Exchange rate differences	–2	–26	–28
Changes in the composition of the group and other changes	–11	–104	–115

Closing balance	1,046	1,243	2,289

F-113	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Amounts recognised in the profit and loss account during the year (Level 3)
2014	Held at balance sheet date	Derecognised during the year	Total
Non-financial assets
Real estate investments	3		3
Property in own use	–58	–22	–80

	–55	–22	–77

Amounts recognised in the profit and loss account during the year (Level 3)
2013	Held at balance sheet date	Derecognised during the year	Total
Non-financial assets
Real estate investments	–25	20	–5
Property in own use	–42	–7	–49

	–67	13	–54

44 Derivatives and hedge accounting

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

For the year ended 31 December 2014, ING Group recognised EUR –140 million (2013: EUR –935 million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR 190 million (2013: EUR 843 million) fair value changes recognised on hedged items. This resulted in EUR 50 million (2013: EUR –92 million) net accounting ineffectiveness recognised in the profit and loss account. As at 31 December 2014, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 3,063 million (2013: EUR 1,526 million), presented in the balance sheet as EUR 1,223 million (2013: EUR 1,383 million) positive fair values under assets and EUR –1,840 million (2013: EUR –143 million) negative fair values under liabilities.

ING Group Annual Report on Form 20-F 2014	F-114

Notes to the consolidated financial statements continued

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

For the year ended 31 December 2014, ING Group recognised EUR 2,001 million (2013: EUR –812 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at 31 December 2014 was EUR 5,469 million (2013: EUR 2,448 million) gross and EUR 3,877 million (2013: EUR 1,879 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 29 years, with the largest concentrations in the range of 3 to 9 years. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a gain of EUR 35 million (2013: EUR 4 million gain) which was recognised in the profit and loss account.

As at 31 December 2014, the fair value of outstanding derivatives designated under cash flow hedge accounting was EUR –409 million (2013: EUR 245 million), presented in the balance sheet as EUR 1,254 million (2013: EUR 4,630 million) positive fair values under assets and EUR 1,663 million (2013: EUR 4,385 million) negative fair values under liabilities.

As at 31 December 2014, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was nil (2013: EUR –299 million).

Included in Interest income and interest expense on non-trading derivatives is EUR 2,644 million (2013: EUR 3,456 million) and EUR 2,261 million (2013: EUR 3,220 million), respectively, relating to derivatives used in cash flow hedges.

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

As at 31 December 2014, the fair value of outstanding derivatives designated under net investment hedge accounting was EUR 11 million (2013: EUR 86 million), presented in the balance sheet as EUR 111 million (2013: EUR 138 million) positive fair values under assets and EUR 100 million (2013: EUR 52 million) negative fair values under liabilities.

As at 31 December 2014, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR 1,306 million (2013: EUR 491 million).

Accounting ineffectiveness recognised in the profit and loss account for the year ended 31 December 2014 on derivatives and non-derivatives designated under net investment hedge accounting was EUR 0 million (2013: nil).

F-115	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

45 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet.

Assets by contractual maturity
2014	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	12,233						12,233
Amounts due from banks	20,863	6,754	4,581	4,313	608		37,119
Financial assets at fair value through profit and loss
– trading assets	47,925	17,676	21,458	22,836	27,064		136,959
– non-trading derivatives	124	137	198	1,142	2,783		4,384
– designated as at fair value through profit and loss	655	580	736	449	336		2,756
Investments
– available-for-sale	1,246	3,501	6,394	38,482	43,060	2,719	95,402
– held-to-maturity	90	883	251	658	357		2,239
Loans and advances to customers	60,470	14,648	33,204	135,054	269,057		512,433
Intangible assets			191	383		1,081	1,655
Assets held for sale (2)						165,427	165,427
Other assets	6,923	1,551	3,108	951	1,433		13,966
Remaining assets (for which maturities are not applicable) (3)						3,133	3,133

Total assets	150,529	45,730	70,121	204,268	344,698	172,360	987,706

(1)	Includes assets on demand.
(2)	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.
(3)	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

Assets by contractual maturity
2013	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	12,366	950					13,316
Amounts due from banks	27,596	5,022	5,653	4,361	364		42,996
Financial assets at fair value through profit and loss
– trading assets	51,070	9,199	14,527	19,475	19,245	731	114,247
– investments for risk of policyholders (2)						39,589	39,589
– non-trading derivatives		62	302	3,940	4,239	3	8,546
– designated as at fair value through profit and loss	714	213	836	528	473	26	2,790
Investments
– available-for-sale	3,940	4,310	9,903	41,744	70,735	7,265	137,897
– held-to-maturity	127	30	973	1,639	329		3,098
Loans and advances to customers	63,684	16,353	34,546	123,968	288,133	273	526,957
Reinsurance contracts	10	24	30	10	79	99	252
Intangible assets	3	7	199	435	4	1,193	1,841
Deferred acquisition costs	20	17	91	198	1,027		1,353
Assets held for sale (3)	58		572			156,254	156,884
Other assets	11,071	2,179	5,009	1,878	1,202		21,339
Remaining assets (for which maturities are not applicable) (4)						5,514	5,514

Total assets	170,659	38,366	72,641	198,176	385,830	210,947	1,076,619

(1)	Includes assets on demand.
(2)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.
(3)	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.
(4)	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F 2014	F-116

Notes to the consolidated financial statements continued

46 Liabilities by maturity

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

Liabilities by maturity
2014	Less than 1 month(1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment(2)	Total
Subordinated loans			338	338		6,185		6,861
Debt securities in issue	3,304	26,487	23,809	43,971	25,297		3,484	126,352
Other borrowed funds			889	860	9,060		488	11,297
Amounts due to banks	15,058	1,984	1,490	7,180	4,287			29,999
Customer deposits and other funds on deposit	424,283	27,995	23,806	5,344	2,405		38	483,871
Financial liabilities at fair value through profit and loss
– other trading liabilities	33,361	6,746	2,503	1,789	3,492		1,181	49,072
– trading derivatives	3,330	3,300	8,119	18,897	18,796		–4,423	48,019
– non-trading derivatives	156	171	1,101	3,283	1,975		–646	6,040
– designated as at fair value through profit and loss	368	549	1,250	5,110	5,979		295	13,551

Financial liabilities	479,860	67,232	63,305	86,772	71,291	6,185	417	775,062
Liabilities held for sale (3)						142,106		142,106
Other liabilities	6,825	1,960	4,365	1,393	133	1,181		15,857

Non-financial liabilities	6,825	1,960	4,365	1,393	133	143,287		157,963

Total liabilities	486,685	69,192	67,670	88,165	71,424	149,472	417	933,025
Coupon interest due on financial liabilities	976	1,139	4,155	11,874	46,742			64,886

(1)	Includes liabilities on demand.
(2)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
(3)	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

F-117	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Liabilities by maturity
2013	Less than 1 month(1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment(2)	Total
Subordinated loans						7,104	–215	6,889
Debt securities in issue	5,204	25,865	18,822	44,627	31,300		1,909	127,727
Other borrowed funds	2,592	1	284	2,882	12,812	–6,768	1,903	13,706
Amounts due to banks	16,248	1,834	1,755	2,891	4,472			27,200
Customer deposits and other funds on deposit	411,639	27,067	25,336	2,912	3,201	3,856	301	474,312
Financial liabilities at fair value through profit and loss
– other trading liabilities	32,561	2,022	2,201	1,767	4,716		722	43,989
– trading derivatives	903	1,910	5,515	15,154	13,657		–7,637	29,502
– non-trading derivatives	353	443	1,727	5,870	–4,439		7,201	11,155
– designated as at fair value through profit and loss	198	216	1,282	5,967	5,991		201	13,855

Financial liabilities	469,698	59,358	56,922	82,070	71,710	4,192	4,385	748,335
Insurance and investment contracts	806	1,115	5,486	17,586	47,038	39,738		111,769
Liabilities held for sale (3)	14		453			145,934		146,401
Other liabilities	10,572	2,049	5,863	1,083	564	295		20,426

Non-financial liabilities	11,392	3,164	11,802	18,669	47,602	185,967		278,596

Total liabilities	481,090	62,522	68,724	100,739	119,312	190,159	4,385	1,026,931
Coupon interest due on financial liabilities	1,327	1,181	4,248	9,789	39,568			56,113

(1)	Includes liabilities on demand.
(2)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
(3)	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 12 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant to ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘maturity not applicable’.

47 Assets not freely disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from De Nederlandsche Bank (the Dutch Central Bank) and other banks and serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable (1)

2014	2014	2013
Investments	723	771
Loans and advances to customers	71,637	60,441
Banks	10,555	12,877
Other assets	767	1,105

	83,682	75,194

(1)	Excludes assets classified as held for sale (2014: mainly NN Group; 2013: mainly Voya)

Banks includes Amounts due from banks and balances with central banks. In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks.

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 52.0 billion (2013: EUR 45.9 billion), in Germany to EUR 13.0 billion (2013: EUR 8.4 billion), in Belgium EUR 4.0 billion (2013: EUR 2.5 billion) and in Australia to EUR 3.0 billion (2013: nil).

The loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 55 ‘Related parties’ was included in Loans and advances to customers until full repayment in 2014 (2013: EUR 2.7 billion).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 48 ‘Transfer of financial assets’.

ING Group Annual Report on Form 20-F 2014	F-118

Notes to the consolidated financial statements continued

48 Transfer of Financial Assets

The majority of ING’s financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 54 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2014	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Financial assets at fair value through profit and loss	2,202	22	6,465	3,684
Investments				3,594
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a
Customer deposits and other funds on deposit	n.a	n.a
Financial liabilities at fair value through profit and loss	2,202	22	6,414	6,422

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2013	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Amounts due from banks				345
Financial assets at fair value through profit and loss	1,238	102	3,087	315
Investments		2,235		9,111
Loans and advances to customers				200
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a
Other borrowed funds	n.a	348
Customer deposits and other funds on deposit	n.a	n.a
Financial liabilities at fair value through profit and loss	1,053	102	3,463	13,090

In 2014, the carrying amount of transferred assets under repurchase agreements and securities lending that do not qualify for derecognition are included in the table above, whereas in 2013, the receivables from reverse repurchase agreements were included. The 2013 comparatives were adjusted.

In 2013, the tables above did not include assets relating to the Illiquid Assets Back-up Facility that ING has agreed with the Dutch State. In 2014, the IABF was unwound. Reference is made to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’ for detailed disclosure on the facility.

The table above does not include assets transferred to consolidated securitisation entities as the related asset remain recognised in the consolidated balance sheet.

Transfer of financial assets that qualified for derecognition

In 2013, ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of ongoing involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2014 amounted to EUR 33.7 million (2013: EUR 62.3 million); fair value changes on this swap recognised in the profit and loss account in 2014 were EUR 28.6 million (2013: EUR 4.7 million). Fee income recognised in the profit and loss account in 2014 amounted to EUR 0.5 million (2013: EUR 1.2 million).

In 2014, ING sold financial assets (mortgages) for an amount of approximately EUR 990 million in the Australian market. The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. This equates to a profit of EUR 17.5 million. Following this transfer, ING continues to have an on-going involvement in the transferred assets as servicer of the transferred assets for a term of four years.

F-119	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

49 Offsetting financial assets and liabilities

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2014		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash and financial instruments received as collateral	Net amount
BALANCE SHEET LINE ITEM	FINANCIAL INSTRUMENT
Amounts due from banks
	Reverse repurchase, securities borrowing and similar agreements	3,061		3,061	313	2,733	15
	Other	4	–3	1			1

		3,065	–3	3,062	313	2,733	16
Financial assets at fair value through profit and loss
Trading assets	Derivatives	31,459	–907	30,552	26,359	1,644	2,549
	Reverse repurchase, securities borrowing and similar agreements	58,676	–18,860	39,816	543	30,395	8,878
	Other	1,905	–3	1,902			1,902

		92,040	–19,770	72,270	26,902	32,039	13,329
Non-trading derivatives	Derivatives	87,457	–85,024	2,433	2,159		274

		87,457	–85,024	2,433	2,159		274
Loans and advances to customers
	Reverse repurchase, securities borrowing and similar agreements	925		925	300	625
	Other	195,489	–188,629	6,860	1	657	6,202

		196,414	–188,629	7,785	301	1,282	6,202
Other items where offsetting is applied in the balance sheet		4,230	–4,002	228	52		176
Impact of enforceable master netting arrangements or similar arrangements (1)	Derivatives				–7,656	2,838	4,818
	Other				–15		15

					–7,671	2,838	4,833

Total financial assets		383,206	–297,428	85,778	22,056	38,892	24,830

(1)	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

ING Group Annual Report on Form 20-F 2014	F-120

Notes to the consolidated financial statements continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2013		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash and financial instruments received as collateral	Net amount
BALANCE SHEET LINE ITEM	FINANCIAL INSTRUMENT
Amounts due from banks
	Reverse repurchase, securities borrowing and similar agreements	4,047		4,047	22	731	3,294
	Other	3,635	–6	3,629		897	2,732

		7,682	–6	7,676	22	1,628	6,026
Financial assets at fair value through profit and loss
Trading assets	Derivatives	31,561	–4,995	26,566	19,583	1,820	5,163
	Reverse repurchase, securities borrowing and similar agreements	43,080	–6,112	36,968	694	28,744	7,530
	Other	1,219	–5	1,214			1,214

		75,860	–11,112	64,748	20,277	30,564	13,907
Non-trading derivatives	Derivatives	41,030	–35,788	5,242	3,246	1,385	611

		41,030	–35,788	5,242	3,246	1,385	611
Investments
Available-for-sale	Reverse repurchase,
	securities borrowing and similar agreements
	Other	115		115		113	2

		115		115		113	2
Loans and advances to customers
	Reverse repurchase, securities borrowing and similar agreements	96		96			96
	Other	159,202	–149,517	9,685	1	393	9,291

		159,298	–149,517	9,781	1	393	9,387
Other items where offsetting is applied in the balance sheet		4,796	–5,770	–974	54	1,402	–2,430
Impact of enforceable master netting arrangements or similar arrangements (1)	Derivatives				–4,825	3,176	1,649
	Other				–5		5

					–4,830	3,176	1,654

Total financial assets		288,781	–202,193	86,588	18,770	38,661	29,157

(1)	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

F-121	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2014		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
BALANCE SHEET LINE ITEM	FINANCIAL INSTRUMENT
Amounts due to banks
	Repurchase, securities lending and similar agreements	676		676	313	363
	Other	4	–3	1			1

		680	–3	677	313	363	1
Customer deposits and other funds on deposit
	Repurchase, securities lending and similar agreements	326		326	300	26
	Corporate deposits	24,242	–20,450	3,792			3,792
	Other	180,250	–168,179	12,071		104	11,967

		204,818	–188,629	16,189	300	130	15,759
Financial liabilities at fair value through profit and loss
Trading liabilities	Derivatives	33,568	–1,429	32,139	30,927	1,078	134
	Repurchase, securities lending and similar agreements	50,543	–18,860	31,683	543	20,374	10,766
	Other	3	–3

		84,114	–20,292	63,822	31,470	21,452	10,900
Non-trading derivatives	Derivatives	90,593	–87,154	3,439	3,013	249	177
Other items where offsetting is applied in the balance sheet		1,501	–1,350	151	113		38
Impact of enforceable master netting arrangements or similar arrangements (1)	Derivatives				–13,146	6,335	6,811
	Other				–7		7

					–13,153	6,335	6,818

Total financial liabilities		381,706	–297,428	84,278	22,056	28,529	33,693

(1)	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

ING Group Annual Report on Form 20-F 2014	F-122

Notes to the consolidated financial statements continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2013		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
BALANCE SHEET LINE ITEM	FINANCIAL INSTRUMENT
Amounts due to banks
	Repurchase, securities lending and similar agreements	1,085		1,085	21	1,063	1
	Other	2,372	–17	2,355		1,714	641

		3,457	–17	3,440	21	2,777	642
Customer deposits and other funds on deposit
	Repurchase, securities lending and similar agreements	13		13			13
	Corporate deposits	30,541	–23,779	6,762			6,762
	Other	135,981	–125,727	10,254		42	10,212

		166,535	–149,506	17,029		42	16,987
Financial liabilities at fair value through profit and loss
Trading liabilities	Derivatives	32,536	–5,589	26,947	21,897	1,208	3,842
	Repurchase, securities lending and similar agreements	34,298	–6,111	28,187	695	15,854	11,638
	Other	5	–5

		66,839	–11,705	55,134	22,592	17,062	15,480
Non-trading derivatives	Derivatives	46,912	–39,036	7,876	5,491	204	2,181
Other items where offsetting is applied in the balance sheet		3,333	–1,929	1,404	245	3,748	–2,589
Impact of enforceable master netting arrangements or similar arrangements (1)	Derivatives				–9,553	10,060	–507
	Other				–26		26

					–9,579	10,060	–481

Total financial liabilities		287,076	–202,193	84,883	18,770	33,893	32,220

(1)	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

F-123	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

50 Contingent liabilities and commitments

In the normal course of business ING Group is party in activities whose risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
2014 (1)	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– guarantees	16,433	557	698	981	3,728		22,397
– irrevocable letters of credit	6,627	3,856	1,356	333	6		12,178
– other	364	12	40	8			424

	23,424	4,425	2,094	1,322	3,734		34,999
Guarantees issued by ING Groep N.V.					417		417
Irrevocable facilities	39,370	7,673	5,090	25,328	4,884		82,345

	62,794	12,098	7,184	26,650	9,035		117,761

(1)	Excludes commitments and contingent liabilities related to businesses classified as held for sale. In 2014 mainly NN Group.

Contingent liabilities and commitments
2013 (1)	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1						1
– guarantees	17,536	429	685	1,153	3,334		23,137
– irrevocable letters of credit	7,348	5,253	1,615	363	8		14,587
– other	376	71	50	9			506

	25,261	5,753	2,350	1,525	3,342		38,231
Insurance operations
Commitments	51	134	135	253	81	29	683
Guarantees	3						3

	54	134	135	253	81	29	686
Irrevocable facilities	37,736	18,113	2,283	21,500	5,425		85,057

	63,051	24,000	4,768	23,278	8,848	29	123,974

(1)	Excludes commitments and contingent liabilities related to businesses classified as held for sale. In 2013 mainly Voya.

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

ING Group Annual Report on Form 20-F 2014	F-124

Notes to the consolidated financial statements continued

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts
	2014 (1)	2013 (1)
2014		239
2015	281	179
2016	169	150
2017	117	107
2018	94	78
Years after 2018	384	166

(1)	Excludes commitments and contingent liabilities related to businesses classified as held for sale. In 2014 mainly NN Group (2013: mainly Voya).

51 Legal proceedings

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest-sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the District Court’s decision dismissing all claims. The plaintiffs have petitioned the Court for an en banc review of that decision by the entire Court. The request for en banc review has been denied. The plaintiffs have filed an appeal with the U.S. Supreme Court. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

An administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary (‘ILIAC’) has breached certain of its ERISA duties. On 11 April 2014, the parties submitted to the court a motion for preliminary approval of a class-wide settlement agreement under which ILIAC, without admitting liability, would make a payment to the class and adopt certain changes in its disclosure practices.

A complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (‘Villoldo’). Villoldo holds two judgments against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgments remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuba assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from the Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and Dutch insurers are in general being accused of being less transparent in their offering of such unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008, ING’s Dutch insurance subsidiaries reached an outline agreement with two main consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies had a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At 31 December 2008, costs of the settlements were valued at EUR 365 million, for which adequate provisions have been established and of which a substantial portion has been paid out. The remaining unpaid part of the provision as per 31 December 2014 is solely available to cover costs relating to the settlements agreed in 2008. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations, with the second main consumer protection organisation signing its agreement in June 2012.

In addition, ING’s Dutch insurance subsidiaries announced additional measures (flankerend beleid) that comply with the ‘Best in Class’ criteria as formulated on 24 November 2011 by the Dutch Minister of Finance. In December 2011, this resulted in an additional agreement on these measures with the two main consumer protection organisations. In 2012, almost all unit-linked policyholders were

F-125	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

informed about the compensation. The agreements with the two consumer protection organisations are not binding on policyholders. Consequently, neither the implementation of the compensation schemes, nor the additional measures offered by ING’s Dutch insurance subsidiaries, prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries and making claims for damages.

In November 2013, the so-called ‘Vereniging Woekerpolis.nl’, an association representing the interests of policyholders, initiated a so-called ‘collective action’, requesting the District Court in Rotterdam to declare that ING’s Dutch insurance subsidiaries sold products in the market, which are defective in various respects (e.g. on transparency regarding cost charges and other product characteristics, and included risks for which the insurer failed to warn, such as considerable stock depreciations, the inability to realise the projected final policy value, unrealistic capital projections due to difference in geometric versus arithmetic returns). ING’s Dutch insurance subsidiaries have rejected these claims and will defend themselves in these proceedings.

Apart from the aforementioned ‘collective action’, several other claim organisations and initiatives were established on behalf of policyholders, such as the organisation Wakkerpolis. This organisation primarily concentrates on the recovery of initial costs for policyholders, based on an interim ruling of the KiFiD issued on 13 May 2013 in an individual case. In this case, the KiFiD concluded that there is no contractual basis for charging initial costs (which are costs charged to the policy during a limited period of time). Apart from the initial costs, it can be derived from the interim ruling – in accordance with past rulings of the KiFiD – that an insurer is obliged to warn against the leverage and capital consumption effect (which is the effect caused by the dependency of life insurance premium on the value of the policy; the lower the value of the policy, the higher the life insurance premium). NN Group and ING believe that this interim ruling is incorrect on several legal grounds.

In proceedings pending before the District Court in Rotterdam, the Court has, upon the request of the parties, including NN, submitted preliminary questions to the European Court of Justice to obtain clarity on principal legal questions with respect to cost transparency related to unit-linked policies. The main preliminary question being considered by the European Court of Justice is whether European law permits the application of information requirements based on general principles of Dutch law that extend beyond information requirements as explicitly prescribed by laws and regulations in force at the time the policy was written. Although the European Court does not decide on the applicable standards in specific cases and solely provides clarification on the interpretation of the applicable European directive, NN and ING believe the ruling of the European Court of Justice can give clarification on this question of legal principle which is also the subject of other legal proceedings in the Netherlands. It is up to the Dutch courts to take the interpretation of the European Court of Justice into account in relevant proceedings, insofar as this interpretation can be reconciled with Dutch legislation applicable at the time the unit-linked products were sold. On 12 June 2014, the Attorney General to the European Court of Justice gave its non-binding advisory opinion to the European Court of Justice. It is expected that the European Court of Justice will render its judgement in the second quarter of 2015.

Since 2012, the AFM requires insurers to reach out to (activeren) policyholders by informing them on the financial gap between the projected value of their policy and the target capital in respect of non-accumulating policies and an overview of possible improvements, to encourage and enable such policyholders to take steps to improve their personal situation. In October 2014, the AFM published a report (Rapport Nazorg beleggingsverzekeringen) which describes, among other things, the individual activation scores of insurers as per 30 June 2014. In the report, NN has reported an activation score of 89% in respect of non-accumulating policies and has committed to realise an ambition level of 90–95% before year-end 2014.

ING’s Dutch insurance subsidiaries have issued, sold or advised on approximately one million individual unit-linked policies. There has been for some time, and there continues to be political, regulatory and public attention focused on the unit-linked issue in general. Elements of unit-linked policies are being challenged or may be challenged on multiple legal grounds in current and future legal proceedings. There is a risk that one or more of those legal challenges will succeed. The financial consequences of any of the aforementioned factors or a combination thereof can be substantial for the Dutch insurance business of ING and may affect ING, both financially and reputationally. However, these consequences cannot be reliably estimated or quantified at this point.

In the state aid related proceedings between the EC, the Dutch State and ING before the European Union Courts, the Court of Justice rendered a final judgment on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012. As earlier agreed in November 2012 between ING, the Dutch State and the EC, the outcome of this appeal will not affect the EC approval of ING’s Amended Restructuring Plan. However, if ING does not fulfill any divestment commitment or does not meet any of the so called ‘2015 NN Bank-related commitments’, or in case of other material non-compliance with the Restructuring Plan, the Dutch State will re-notify the recapitalisation measure to the EC. In such event the EC may open a (legal) procedure against ING, require additional restructuring measures and/or take enforcement actions.

In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank N.V., and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has yet to be substantiated. ING is defending itself against this claim; at this time ING is not able to assess the outcome of the court proceeding. Therefore, at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

ING Group Annual Report on Form 20-F 2014	F-126

Notes to the consolidated financial statements continued

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured by the Dutch ING Pension Fund (Stichting Pensioenfonds ING) in 2009, 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 9 November 2012. On 15 April 2014, the Amsterdam Court of Justice dismissed claimants’ appeal against the decision of the District Court of Amsterdam.

In July 2011, the Interest Group ING General Managers’ Pensions (Belangenvereniging ING Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 22 October 2012. An appeal was lodged against this District Court decision. It is not feasible to predict the ultimate outcome of these legal proceedings. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In December 2005, Interadvies N.V., at the time a subsidiary of ING Bank N.V., sold Arenda Holding B.V. and five subsidiaries (together ‘Arenda’) to Amodo Europe N.V. (‘Amodo’). In November 2006, Amodo instituted legal proceedings against ING. Amodo claimed that ING informed it incorrectly of the current and future financial status of Arenda at the time of the sale. This claim was rejected by the Court on 1 September 2010 but Amodo lodged an appeal against that Court decision. On 6 November 2012, the Court of Appeal partly awarded the claim of Amodo in an interlocutory judgement. In the interlocutory judgement, the Court of Appeal also instructed both ING and Amodo to submit a calculation of the damages involved to the Court of Appeal in order to make a final judgement. Parties have reached a full and final agreement in August 2014, and the court case has been cancelled.

Following a broad industry review by the Dutch regulator DNB, in 2013, NN Group’s Netherlands Non-life was instructed to strengthen its policies and procedures in respect of sanctions related customer screening and related compliance matters. Netherlands Non-life implemented DNB’s recommendations.

In July 2013, the investment management business in South Korea was agreed to be sold to Macquarie Group. The transaction closed on 2 December 2013. In the fourth quarter of 2014, a provision was recognised following a claim letter that NN Group received from Macquarie Group under the share purchase agreement. NN Group is in continuous dialogue with Macquarie Group and is considering its position.

Arbitration proceedings have been initiated by the purchaser of NN Group’s former insurance subsidiary in South Korea alleging that the financial condition of this subsidiary was not accurately depicted. At this stage it is not possible to predict the financial impact of these proceedings, if any.

52 Companies and businesses acquired and divested

Acquisitions effective in 2014

There were no significant acquisitions in 2014.

Divestments effective in 2014

Asia - ING’s Taiwanese investment management business

In January 2014, ING agreed to sell ING Investment Management (IM) Taiwan, its Taiwanese asset management business, to Japan-based Nomura Asset Management in partnership with a group of investors. The transaction did not have a significant impact on ING Group results. The transaction closed on 18 April 2014. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 33 ‘Discontinued operations’.

Asia - Joint venture ING-BOB Life

In July 2013, the 50% interest in the Chinese insurance joint venture ING-BOB Life Insurance Company was agreed to be sold to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction closed on 30 December 2014 and does not have a significant impact on the NN Group or ING Group results.

Partial divestments effective in 2014

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and is accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 5 Investments, Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

NN Group

Following the IPO of NN Group in 2014, ING Group’s stake reduced to approximately 68.1%. As from 30 September 2014, NN Group is presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

F-127	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Other

For details on the (expected) transactions with regard to ING’s interest in ING Vysya Bank reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

For details on transactions with regard to ING’s divestments in SulAmérica S.A., reference is made to Note 5 ‘Investments’ and Note 7 ‘Investments in associates and joint ventures’.

Most significant companies divested in 2014

Voya (1)
General
Primary line of business	Insurance
Sales proceeds
Cash proceeds (2)	950
Investment retained in Voya (3)	2,914

Sales proceeds	3,864
Assets
Cash and cash equivalents	1,901
Financial assets at fair value through profit and loss	79,339
Available-for-sale investments	54,250
Loans and advances to customers	8,245
Reinsurance contracts	4,359
Intangible assets	727
Deferred acquisition costs	4,211
Miscellaneous other assets	2,667
Liabilities
Insurance and investment contracts	135,971
Financial liabilities at fair value through profit and loss	2,280
Miscellaneous other liabilities	7,288

Net assets	10,160
% disposed (3)	56.5%

Net assets disposed	5,740
Loss on disposal (4)(5)	–2,005

(1)	This table includes the disposal transaction that resulted in the loss of control of Voya which took place in March 2014. Reference is made to Note 57 ‘Other events’ for the earlier and subsequent transactions in Voya.
(2)	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
(3)	IFRS requires the derecognition of the subsidiary and the recognition of the retained investment of 43.2% at the fair value on the date of disposal.
(4)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
(5)	The portion of the loss attributable to measuring the retained investment in Voya at its fair value amounted EUR –1,467 million.

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Partial divestments effective in 2013

Voya

In May 2013, Voya was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.2%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in Voya to approximately 56.5%. Reference is made to Note 57 ‘Other events’.

Divestments effective in 2013

Asia - Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co., Ltd., and China Merchants Securities Co., Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million which was recognised in 2013. The transaction closed on 3 December 2013.

ING Group Annual Report on Form 20-F 2014	F-128

Notes to the consolidated financial statements continued

Asia - Insurance in Hong Kong, Macau, Thailand

In October 2012, ING reached an agreement to sell its life insurance, general insurance, pension and financial planning units in Hong Kong and Macau, and its life insurance operation in Thailand to Pacific Century Group for a combined consideration of EUR 1.6 billion (USD 2.1 billion) in cash. The transaction closed on 28 February 2013 and resulted in a net gain of EUR 945 million.

Asia - ING’s investment management business in Thailand

In November 2012, ING reached an agreement to sell its investment management business in Thailand to UOB Asset Management Ltd. ING received a total cash consideration of EUR 10 million for the investment management business in Thailand. The transaction closed on 3 May 2013.

Asia - ING’s investment management business in Malaysia

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

Asia - Joint venture ING Vysya Life

In January 2013, ING agreed to sell its full interest in ING Vysya Life Insurance Company Ltd. to its joint venture partner Exide Industries Ltd. The transaction resulted in a net loss of EUR 15 million which was recognised in 2012. The transaction closed on 22 March 2013.

Asia - Joint venture KB Life

In April 2013, ING agreed to sell its 49% stake in Korean insurance venture KB Life Insurance Company Ltd. (KB Life) to joint venture partner KB Financial Group. ING received a total cash consideration of EUR 115 million (KRW 166.5 billion) for its 49% stake in KB Life. The transaction closed 20 June 2013.

Asia - ING’s investment management business in South Korea

In July 2013, ING reached an agreement to sell its investment management business in South Korea to Macquarie Group, an Australia-based, global provider of financial services. The transaction did not have a significant impact on ING Group results. The transaction closed on 2 December 2013. Reference is made to Note 51 ‘Legal Proceedings’ for information on the notice NN Group received from the Macquarie Group.

Asia - ING Life Korea

In August 2013, ING announced that it had reached an agreement to sell ING Life Korea, its wholly owned life insurance business in South Korea, to MBK Partners for a total purchase price of EUR 1.24 billion (KRW 1.84 trillion). Under the terms of the agreement, ING will hold an indirect stake of approximately 10% in ING Life Korea for an amount of EUR 80 million (KRW 120 billion). ING has also reached a licensing agreement that will allow ING Life Korea to continue to operate under the ING brand for a maximum period of five years. In addition, over the course of one year, ING will continue to provide technical support and advice to ING Life Korea. The transaction resulted in an after tax loss for ING Group of EUR 1.0 billion. This transaction closed on 24 December 2013.

ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement did not affect ING’s Commercial Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which was recognised in 2013. The transaction closed on 29 November 2013.

ING Direct UK

In October 2012, ING reached an agreement to sell ING Direct UK to Barclays. Under the terms of the agreement, the approximately EUR 13.4 billion (GBP 11.6 billion) of savings deposits and approximately EUR 6.4 billion (GBP 5.5 billion) of mortgages of ING Direct UK were transferred to Barclays. The agreement resulted in an after tax loss of EUR 260 million which was recognised in 2012. The transaction closed on 6 March 2013 and a gain of EUR 10 million was recognised on the final settlement. In 2012, ING Direct UK was classified as held for sale. ING Direct UK was included in the segment Retail Rest of World.

F-129	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Most significant companies divested in 2013
	ING Direct UK	Hong Kong Macau and Thailand	ING Life Korea	Total
General
Primary line of business	Bank	Insurance	Insurance
Sales proceeds
Cash proceeds (1)	–7,186	1,630	1,235	–4,321

Sales proceeds	–7,186	1,630	1,235	–4,321
Assets
Cash and cash equivalents	290	103	171	564
Financial assets at fair value through profit and loss		763	4,292	5,055
Available-for-sale investments		3,503	9,874	13,377
Loans and advances to customers	6,437	163	1,523	8,123
Reinsurance contracts		70	17	87
Intangible assets		66	32	98
Deferred acquisition costs		601	1,848	2,449
Miscellaneous other assets	24	162	396	582
Liabilities
Insurance and investment contracts		4,329	15,034	19,363
Financial liabilities at fair value through profit and loss		1	7	8
Customer deposits and other funds on deposit	13,701			13,701
Miscellaneous other liabilities	32	230	729	991

Net assets	–6,982	871	2,383	–3,728
% disposed	100%	100%	100%

Net assets disposed	–6,982	871	2,383	–3,728
Gain/loss on disposal (2)	–250	944	–989	–295

(1)	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
(2)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

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

ING Group Annual Report on Form 20-F 2014	F-130

Notes to the consolidated financial statements continued

ratio of approximately 80 basis points at closing. This result included the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions – group companies’. ING Direct USA was previously included in the segment Retail Rest of World (ING Direct). In September 2012, ING sold all of its shares in Capital One Financial Corporation as disclosed in Note 24 ‘Investment income’.

Most significant companies divested in 2012
	ING Direct USA	ING Direct Canada	Insurance Malaysia	Total
General
Primary line of business	Bank	Bank	Insurance
Sales proceeds
Cash proceeds (1)	4,777	2,448	1,332	8,557
Non-cash proceeds (2)	2,012			2,012

Sales proceeds	6,789	2,448	1,332	10,569
Assets
Cash assets	15,092	1	86	15,179
Investments	22,874	3,871	3,293	30,038
Loans and advances to customers	30,546	26,362	539	57,447
Amounts due from banks	268	773		1,041
Financial assets at fair value through profit and loss	3	17	224	244
Real estate investments			87	87
Property and equipment	76			76
Miscellaneous other assets	2,103	186	899	3,188
Liabilities
Insurance and investment contracts			3,964	3,964
Financial liabilities at fair value through profit and loss	5	253		258
Customer deposits and other funds on deposit	63,744	29,383		93,127
Miscellaneous other liabilities	132	148	512	792

Net assets	7,081	1,426	652	9,159
% disposed	100%	100%	100%

Net assets disposed	7,081	1,426	652	9,159
Gain/loss on disposal (3)	743	1,124	745	2,612

(1)	Cash outflow / inflow on group companies in the cash flow statement includes in addition to the cash amounts in this table, also cash outflows / inflows on individually insignificant disposals.
(2)	Non-cash proceeds include the shares in Capital One Financial Corporation received.
(3)	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

F-131	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

53 Principal subsidiaries

For the majority of ING’s principal subsidiaries, ING Bank N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING Bank’s financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.

For each of the subsidiaries listed, the voting rights held equal the proportion of ownership interest and consolidation by ING is based on the majority of ownership.

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Companies that are part of the banking operations
		Proportion of ownership and interest held by the Group
Subsidiary		2014	2013
ING Bank N.V.	The Netherlands	100%	100%
Bank Mendes Gans N.V.	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	The Netherlands	100%	100%
ING Corporate Investments B.V.	The Netherlands	100%	100%
ING Vastgoed Management Holding B.V.	The Netherlands	100%	100%
WestlandUtrecht Bank N.V.	The Netherlands	100%	100%
ING België N.V.	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg	100%	100%
ING DiBa A.G.	Germany	100%	100%
ING Bank Slaski S.A.	Poland	75%	75%
ING Financial Holdings Corporation	United States of America	100%	100%
ING Vysya Bank Limited	India		43%
ING Direct N.V. (1)	Spain, Italy		100%
ING Bank A.S.	Turkey	100%	100%
ING Bank (Australia) Ltd	Australia	100%	100%
ING Bank (Eurasia) Z.A.O.	Russia	100%	100%

(1)	In 2014, ING Direct N.V. merged with ING Bank N.V.

In 2013, the consolidation of ING Vysya Bank Limited (Vysya), was based on the combination of ownership interest and additional agreements that, amongst others, provide ability to nominate the majority of the board of directors. In 2014, ING reduced the number of directors appointed by ING in ING Vysya Bank’s Board of Directors to be proportionate to its shareholding. Although ING Bank’s economic interest of approximately 43% remains unchanged, ING Bank no longer has a majority representation in the Board of Directors and influence on ING Vysya’s operations are aligned with its shareholding interest. As a result, ING Bank no longer has effective control over ING Vysya and, therefore, ING Vysya is deconsolidated in 2014 and accounted for as an Investment in associate held for sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

ING Group Annual Report on Form 20-F 2014	F-132

Notes to the consolidated financial statements continued

Companies that are part of the insurance operations
		Proportion of ownership and interest held by the Group
Subsidiary	Country	2014	2013
NN Group N.V. (1)	The Netherlands	68%	100%
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands	68%	100%
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands	68%	100%
Parcom Capital B.V.	The Netherlands	68%	100%
Nationale-Nederlanden Services N.V.	The Netherlands	68%	100%
Movir N.V.	The Netherlands	68%	100%
ING Re (Netherlands) N.V.	The Netherlands	68%	100%
Nationale-Nederlanden Bank N.V.	The Netherlands	68%	100%
ING Investment Management Holdings N.V.	The Netherlands	68%	100%
ING Pojistovna a.s.	The Netherlands	68%	100%
ING Životná poist’ovna a.s	Slovakia	68%	100%
ING Uslugi Finansowe S.A.	Poland	68%	100%
ING Powszechne Towarzystwo Emerytalne S.A.	Poland	54%	80%
ING Asigurari de Viata S.A.	Romania	68%	100%
ING Greek Life Insurance Company S.A.	Greece	68%	100%
ING Biztosító Zártkörûen Mûködõ Részvénytársaság	Hungary	68%	100%
ING Pensionno-Osigoritelno Druzestvo EAD	Bulgaria	68%	100%
ING Life Belgium N.V.	Belgium	68%	100%
ING Non Life Belgium N. V.	Belgium	68%	100%
ING Life Luxembourg S.A.	Luxembourg	68%	100%
Nationale-Nederlanden Vida, Compañia de Seguros y
Reaseguros S.A.	Spain	68%	100%
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain	68%	100%
ING Emeklilik A.S.	Turkey	68%	100%
ING Life Insurance Company Limited	Japan	68%	100%
Voya Financial Inc. (2)
ING International Nominee Holdings, Inc.	United States of America		56%
ING Life Insurance and Annuity Company	United States of America		56%
ING North America Insurance Corporation	United States of America		56%
Lion Connecticut Holdings Inc.	United States of America		56%
ReliaStar Life Insurance Company	United States of America		56%
ReliaStar Life Insurance Company of New York	United States of America		56%
Security Life of Denver Insurance Company	United States of America		56%
ING USA Annuity and Life Insurance Company	United States of America		56%
ING Investment Management Co	United States of America		56%
Security Life of Denver International Limited	United States of America		56%

(1)	NN Group is classified as held for sale and discontinued operations in 2014.
(2)	Voya was deconsolidated in 2014 following loss of control. Reference is made to Note 57 ‘Other events’.

F-133	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

54 Structured entities

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

Assets used in securitisation programmes
	2014	2013
Loans to small and medium-sized enterprises		426

		426

Since 2007, the most senior tranches of ING Group’s own securitisations have been called and are now retained by ING Group. ING Group hedged the first loss tranches in 2009. The mezzanine tranches are transferred to third parties.

In 2012, two synthetic securitisation were unwound and in 2013 one synthetic securitisation is unwound. There was no impact on the balance sheets and profit and loss accounts were not impacted by these unwinding. As at 31 December 2013, there was only one such transaction remaining. As at 31 December 2014, there are no remaining Credit management securitisation programmes. The last programme ended in 2014 on the scheduled termination date.

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

ING Bank originated various securitisations with at 31 December 2014 approximately EUR 74 billion (2013: EUR 76 billion) of AAA rated notes and subordinated notes, of which approximately EUR 5.6 billion (2013: EUR 6.7 billion) are held by third parties. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated balance sheet and profit and loss.

In 2013, there are no minority interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 4.8 billion (2013: EUR 5.2 billion) which are funded by third parties.

ING Group Annual Report on Form 20-F 2014	F-134

Notes to the consolidated financial statements continued

In 2013, NN Bank (part of NN Group) originated a securitisation program of approximately EUR 2.1 billion mortgage loans (‘Hypenn’). The related structured entity was consolidated by NN Bank and, therefore, the related mortgage loans continued to be recognised in the balance sheet. The structured entity was partly funded through the issue of Residential Mortgage backed Securities to ING Bank (as at 31 December 2013: EUR 400 million). In 2014, NN Group is classified as held for sale and discontinued operations. Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 57 ‘Other events’.

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

Covered bond programme
	Fair value pledged mortgage loans		Cash balance structured entity
	2014	2013	2014	2013
ING Covered Bond Company B.V. (‘CBC’)	42,157	43,173		2,282

	42,157	43,173		2,282

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

The liquidity facilities, including programme wide enhancements, provided to Mont Blanc are EUR 1,143 million (2013: EUR 1,728 million). The drawn liquidity amount is nil as at 31 December 2014 (2013: EUR 159 million).

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

5) Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2014 amounted to EUR 33.7 million (2013: EUR 62.3 million); fair value changes on this swap recognised in the profit and loss account in 2014 were EUR 28.6 million (2013: EUR 4.7 million). Fee income recognised in the profit and loss account in 2014 amounted to EUR 0.5 million (2013: EUR 1.2 million).

6) Investments – ING managed Investment funds

NN Group is a consolidated subsidiary of ING Group and is presented as held for sale and discontinued operations in 2014. NN Group operations originates investment funds mainly as part of its life insurance operations. NN Group may hold investments in these funds for its own account through the general account investment portfolio of the insurance operations. Other investments in these funds may be held for the account of policyholders or by third parties.

F-135	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

For the majority of these funds, NN Group also acts as the fund manager. NN Group considers both NN Group’s financial interests for own risk and its role as investment manager to establish whether control exists and whether the fund is consolidated. In general, NN Group maintains a minority interest in these funds and NN Group receives a fixed fee over assets under management, at arm’s length basis, for its asset management activities. These funds are therefore generally not included in the consolidated financial statements of NN Group.

For 2013, Reference is made to Note 5 ‘Investments’ in which Available for sale investments – Equity securities are specified by NN Group managed investment funds and Third party managed investment funds. The maximum exposure to loss for ING is equal to the reported carrying value of the investment recognised in the consolidated balance sheet of ING Group. For 2014, reference is made to Note 12 ‘Assets and liabilities held for sale’.

7) Investments – Third party managed structured entities

As part of its investment activities, NN Group invests both in debt and equity instruments of various structured entities originated by third parties.

Most of the debt investments relate to asset backed securities. Furthermore, ING has significant influence for some of its real estate investment funds.

For 2013, reference is made to Note 5 ‘Investments’ in which Available for sale investments – Debt securities – ABS portfolio is disclosed. For 2014, reference is made to Note 12 ‘Assets and liabilities held for sale’.

The majority of the equity investments relate to investments in investment funds that are not originated or managed by NN Group. Reference is made to Note 5 ‘Investments’ in which Available for sale investments – Equity securities are specified by NN Group managed investment funds and Third party managed investment funds.

8) Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated financial statements of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending and operation services.

ING Bank offers various investment fund products to its clients. ING Bank does not invest in these investment funds for its own account nor acts as the fund manager.

55 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, amongst others, its subsidiaries, joint ventures, associates, key management personnel and various defined benefit and contribution plans. Transactions between related parties have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

On 7 November 2014, ING Group made the final repayment on the Core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including this final payment, the total amount paid to the Dutch State is EUR 13.5 billion, containing EUR 10 billion in principal and EUR 3.5 billion in interest and premiums, giving the Dutch State and annualised return of 12.7%. During 2014, the Dutch State was fully repaid. As per 8 November 2014, the Dutch state is no longer a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and at arm’s length. For information on the non-voting equity securities, the Illiquid Assets Back-up Facility and the European Commission Restructuring Plan, refer to Note 56 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Transactions with joint ventures and associates
	Associates and joint ventures
	2014	2013
Assets	2	1
Liabilities	42	28
Income received		3

For changes in ‘Transactions with associates and joint ventures’, reference is made to Note 7 ‘Investments in associates and joint ventures’ and Note 57 ‘Other events’.

ING Group Annual Report on Form 20-F 2014	F-136

Notes to the consolidated financial statements continued

Transactions with ING Bank N.V., NN Group N.V. and Voya Financial Inc.
	ING Bank N.V.		NN Group N.V.		Voya Financial Inc.
	2014	2013	2014	2013	2014	2013
Assets	9,944	5,351	1,223	3,394		116
Liabilities	133	1,060	17	54
Income received	507	757	57	124
Expenses paid	162	210

As at 31 December 2014, Voya Financial Inc. is no longer a related party of ING Groep N.V.

Assets from ING Bank N.V. and NN Group N.V. mainly include long-term funding. Liabilities to ING Bank N.V. mainly include short-term deposits.

Key management personnel compensation

Transactions with key management personnel (Executive Board, Management Boards and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report included in the annual report. The relevant sections of the remuneration report therefore are part of the annual accounts. For the post-employment benefit plans see Note 41 ‘Pension and other post-employment benefits’.

In 2014, ‘Management Boards’ includes the Management Boards of ING Bank N.V. (‘ING Bank’) and NN Group N.V. (‘NN Group’). The members of these Management Boards are considered to be key management personnel and their compensation is therefore included in the table below.

In 2014, three members of the Executive Board of ING Groep N.V. are also members of the Management Board of ING Bank.

The governance of the insurance operations has changed during 2013 and early 2014. In 2013, all members of the Management Board of ING Insurance Eurasia N.V. became members of the Management Board of ING Verzekeringen N.V. From 1 March 2014 onwards, due to the legal merger between ING Verzekeringen N.V. and ING Topholding N.V. and the subsequent change of the name of the entity to NN Group N.V., all members of the Management Board of ING Verzekeringen N.V. became members of the Management Board of NN Group. Following the IPO of NN Group N.V. in July 2014, three Members of the Executive Board of ING Groep N.V. became members of the Supervisory Board of NN Group N.V. and are no longer members of the Management Board of NN Group N.V.

Key management personnel compensation (Executive Board and Management Boards)
2014 amounts in thousands of euros	Executive Board of ING Groep N.V. (1)	Management Board of ING Bank (1)(2)(3)(4)	Management Board of NN Group (1)(2)(4)(5)(6)	Total
Fixed Compensation
– Base salary	2,814	3,480	3,529	9,823
– Pension costs	575	920	734	2,229
– Severance benefits		765		765
Variable compensation
– Upfront cash		544	557	1,101
– Upfront shares		544	557	1,101
– Deferred cash		816	723	1,539
– Deferred shares		816	835	1,651
– Other			113	113

Total compensation	3,389	7,885	7,048	18,322

(1)	Includes their compensation earned in the capacity as Board members.
(2)	Excluding members that are also members of the Executive Board of ING Groep N.V.
(3)	In 2014, two members stepped down from the Management Board of ING Bank and one new member joined.
(4)	Next to compensation in the capacity as a Board member, two of the new Management Board members received a ‘sign on award’ consisting of a cash amount and shares with a total value of EUR 525,000 (in total for both Board members) at the grant date. The awards vest in the years 2014 - 2017, of which EUR 100,000 in 2014 and EUR 425,000 in the years 2015 - 2017.
(5)	In 2014, the compensation of the Management Board NN Group reflects the extension of the Board by two members who were appointed following the IPO of NN Group and one new member who was appointed to the Management Board NN Group on 1 August 2014.
(6)	One of the Board members received an award in a deferred investment in funds that are managed by the respective business.

In 2013, ‘Management Boards’ included the Management Boards of ING Bank N.V. (‘ING Bank’), NN Group N.V. (‘NN Group’) and the Named Executive Officers of ING U.S., Inc. (‘ING U.S.’) The Named Executive Officers were in accordance with the requirements of the Securities Exchange Commission (SEC) the CEO, CFO and the three highest compensated Executive Officers. The members of the Management Boards were considered to be key management personnel and their compensation is therefore included in the table below.

In 2013, two members of the Executive Board of ING Groep N.V. were also members of the Board of ING U.S.

F-137	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Key management personnel compensation (Executive Board and Management Boards)
2013 amounts in thousands of euros	Executive Board of ING Groep N.V. (1)	Management Board of ING Bank (2)	Management Board of NN Group (2) (3)	Named Executive Officers ING U.S. (4)	Total
Fixed Compensation
– Base salary	3,309	3,195	3,351	2,569	12,424
– Pension costs	549	938	745	409	2,641
– Severance benefits			765		765
Variable compensation
– Upfront cash		473	395	3,469	4,337
– Upfront shares		473	395		868
– Deferred cash		710	593		1,303
– Deferred shares		710	593	9,198	10,501
– Other				517	517

Total compensation	3,858	6,499	6,837	16,162	33,356
One-time incentive award (5)				8,368	8,368

Total compensation including one-time incentive award	3,858	6,499	6,837	24,530	41,724

(1)	Includes their compensation earned in the capacity as Executive Board members. Mr. Hamers was appointed to the Executive Board on 13 May 2013 and Mr. Hommen stepped down from the Executive Board as per 1 October 2013.
(2)	Excluding members that were also members of the Executive Board of ING Groep N.V.
(3)	In 2013 the compensation of the Management Board NN Group reflects the extension of the Board by two members.
(4)	In 2013 the Named Executive Officers ING U.S. consisted of five persons (in 2012 three Executive Officers).
(5)	In 2011, the Named Executive Officers of ING U.S. were granted a one-time incentive award of EUR 8.4 million contingent upon successfully executing the IPO of ING U.S. The awards consist of EUR 2.0 million in cash and EUR 6.4 million in deferred shares.

In 2013, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax was charged to the company and did not affect the remuneration of involved staff. The tax imposed on ING for relevant members of the Executive Board and Management Boards amounted to nil for 2014 (2013: EUR 2.2 million and is not included in the figures in the table above).

Key management personnel compensation (Supervisory Board)

amounts in thousands of euros	2014	2013
Total compensation	971	1,074

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2014 and 2013.

Loans and advances to key management personnel
	Amount outstanding 31 December		Average interest rate		Repayments
amounts in thousands of euros	2014	2013	2014	2013	2014	2013
Executive Board members	2,999	3,347	2.4%	2.7%	348	500
Management Board members of ING Bank and NN Group (2013: including Voya)	1,075	800	4.1%	4.0%	130	60
Supervisory Board members	0

Total	4,074	4,147			478	560

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Groep N.V. amounted to 165,506 as at 31 December 2014 (2013: 178,203) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank and NN Group amounted to 587,786 as at 31 December 2014 (2013: 1,187,306, including Named Executive Officers of Voya Financial Inc.). As at 31 December 2014, members of the Supervisory Board held 389,390 stock options on ING Groep N.V. shares (2013: 92,959). As at 31 December 2014, members of the Executive Board held 210,551 ING Groep N.V. shares (2013: 193,608) and members of the Management Boards of ING Bank and NN Group held 442,906 ING Groep N.V. shares (2013: 395,798, including Named Executive Officers of Voya Financial Inc.). As at 31 December 2014, members of the Supervisory Board held 168,263 ING Groep N.V. shares (2013: 285,157).

Key management personnel compensation is generally included in Staff expenses in the profit and loss account, except for key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

Remuneration of the Executive Board and Management Board Bank is recognised in the profit and loss account in Staff expenses as part of Total expenses. Remuneration in respect of Voya Financial Inc. and NN Group is reflected in Net result from discontinued operations and does not impact the Total expenses. The total remuneration of the Executive Board and Management Board Bank as

ING Group Annual Report on Form 20-F 2014	F-138

Notes to the consolidated financial statements continued

disclosed in the table above (for 2014: EUR 11.3 million) includes all variable remuneration related to the performance year 2014. Under IFRS, certain components of variable remuneration are not recognised in the profit and loss account directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2014 and included in Total expenses in 2014, relating to the fixed expenses of 2014 and the vesting of variable remuneration of earlier performance years, is EUR 10.4 million.

Relationship agreement and other agreements NN Group N.V.

In connection with the initial public offering of NN Group N.V., ING Groep N.V. and NN Group N.V. entered into a Relationship Agreement. The Relationship Agreement contains certain arrangements regarding the continuing relationship between ING Groep N.V. and NN Group N.V.

In addition, in connection with the initial public offering, of NN Group N.V., ING Groep N.V. entered into several other agreements with NN Group N.V. such as a transitional intellectual property license agreement, a joinder agreement, an equity administration agreement and an indemnification and allocation agreement.

Master claim agreement

In 2012, ING Groep N.V., Voya Financial Inc. (formerly ING U.S., Inc.) and ING Insurance Eurasia N.V. entered into a master claim agreement to (a) allocate existing claims between these three parties and (b) agree on criteria for how to allocate future claims between the three parties. The master claim agreement contains further details on claim handling, conduct of litigation and dispute resolution.

Indemnification and allocation agreement with NN Group N.V.

ING Groep N.V. and NN Group N.V. have entered into an indemnification and allocation agreement, in which ING Group has agreed to indemnify NN Group N.V. for certain liabilities that relate to the business of or control over certain (former) U.S. and Latin American subsidiaries of the Company in the period until 30 September 2013 or, if the relevant subsidiary was divested by NN Group N.V. after 30 September 2013, such later date of divestment. These liabilities mainly include contingent liabilities that may arise as a result of the initial public offering of Voya Financial Inc. (such as prospectus liability) and the sales of the Latin American businesses (such as claims under warranties and other buyer protection clauses).

Shareholder agreement and other agreements Voya Financial Inc.

In connection with the initial public offering of Voya Financial Inc., ING Groep N.V. entered into a shareholder agreement with Voya Financial Inc. that governs certain aspects of our continuing relationship. In particular, the shareholder agreement addresses the composition of the Voya Financial Inc. board of directors and its committees, other corporate governance matters, ING Groep N.V. approval and consent rights with respect to certain business and corporate actions Voya Financial Inc. may take, mutual rights that Voya Financial Inc. and ING Groep N.V. will have with respect to business and financial information and financial accounting matters and ING Groep N.V. rights with respect to subsequent sales of the common stock of Voya Financial Inc.

In addition, in connection with the initial public offering, of Voya Financial Inc., ING Groep N.V. entered into several other agreements with Voya Financial Inc. such as a transitional intellectual property license agreement, a joinder agreement and an equity administration agreement.

56 Transactions with the Dutch State and the European Commission Restructuring Plan

Following a number of transactions, as disclosed in this note, the Dutch State was a related party of ING Group. During 2014, the Dutch State was fully repaid. As per 8 November 2014, the Dutch state is no longer a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and at arm’s length.

In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which were in place until the Illiquid Assets Back-up Facility was unwound. The last State Nominee remained in office until 12 May 2014.

Illiquid Assets Back-up Facility

ING Group and the Dutch State reached an agreement on an Illiquid Assets Back-up Facility (‘IABF’) on 26 January 2009. The transaction closed on 31 March 2009. The IABF covered the Alt-A portfolios of both ING Direct USA and Voya (formerly ING Insurance US), with a par value of approximately EUR 30 billion. Under the IABF, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State had become the economic owner. The transaction price remained payable by the Dutch State to ING and was redeemed over the remaining life. Furthermore, under the IABF ING paid a guarantee fee to the Dutch State and received a funding fee and a management fee. As a result of the transaction ING derecognised 80% of the Alt-A portfolio from its balance sheet and recognised a receivable from the Dutch State. The transferred Alt-A portfolio was previously included in Available-for-sale debt securities. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A portfolio that was retained by ING.

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

F-139	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

In order to obtain approval from the European Commission (‘EC’) on ING Group’s Restructuring Plan (see below), ING agreed to make additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the EC to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility. In total, these additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission amounted to a net present value of EUR 1.3 billion before tax, which was recognised as a one-off charge in 2009.

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

In connection with the sale of ING Direct USA, as disclosed in Note 52 ‘Companies and businesses acquired and divested’, ING reached an agreement with the Dutch State to adjust the structure of the IABF. This adjustment served to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State and became effective at the closing of the sale in February 2012. Under the terms of the original transaction ING Direct USA held on its balance the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.

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

In November 2012, NN Group (formerly ING Insurance) restructured the IABF to effectively de-link Voya from the IABF. Voya transferred its Dutch State receivable of approximately EUR 1.1 billion (USD 1.4 billion) to ING Bank, and at the same time transferred legal title to 80% of the Alt-A portfolio to ING Bank. The securities were held in an ING Bank custody account for the benefit of the Dutch State (the portion for which the investment risk has been transferred to the Dutch State). Following the restructuring, Voya continued to own 20% of the Alt-A portfolio (the portion for which the economic ownership and investment risk remained for the risk of ING), but had the right to sell these securities, subject to a right of first refusal granted to ING Bank. ING committed to the Dutch State that it would not sell these securities to non-ING parties without the prior written consent of the Dutch State.

In 2013, ING reached a final agreement with the Dutch State on the unwinding of the IABF. The terms of the agreement were approved by the EC. Under the agreement, the IABF in its current form was terminated, the regular guarantee fee payments were settled for an amount of EUR 0.4 billion and the other restrictions as part of the IABF agreement were no longer applicable. Furthermore, under the agreement, the Dutch State committed to sell the Alt-A securities in the market. Unwinding the IABF also resulted in eliminating a counter-guarantee that ING extended to the Dutch State in connection with the divestment of ING Direct USA in 2012.

The first tranche of the divestment of securities was executed in December 2013. All the remaining securities held by the Dutch State as at 31 December 2013 were sold in January and early February 2014.

The Dutch State used all repayments and net fees received to repay the loan from ING. The loan was fully repaid in January 2014.

Non-voting equity securities (Core Tier 1 securities)

On 12 November 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security was EUR 0.24. The non-voting equity securities do not form part of ING Groep N.V.’s share capital; accordingly they did not carry voting rights in the General Meeting of Shareholders.

These non-voting equity securities were deeply subordinated and ranked pari-passu with ordinary shares in a winding up of ING Groep N.V. On these non-voting equity securities a coupon was payable of the higher of EUR 0.85 per security and 125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).

Further coupons were to be paid on 12 May of each year (the coupon date) in cash if dividend on ordinary shares was paid in cash or in scrip securities in the event of a scrip dividend on ordinary shares. Coupons were only due and payable, on a non-cumulative basis and if a dividend was paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Groep N.V.’s capital adequacy position was and remained satisfactory both before and immediately after payment in the opinion of the Dutch Central Bank (‘DNB’).

As of 12 November 2011, ING Groep N.V. had the right to repay all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon accrued to such date. ING Groep N.V. and the Dutch State agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities could have been repaid at any time until 31 January 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.

ING Groep N.V. also had the right to convert all or some of the non-voting equity securities into ordinary shares on the basis of one non-voting equity security for 1.335 ordinary shares or bearer depositary receipts from three years after the issue date onwards, subject to certain conditions. This equated to an exchange price of EUR 7.49. The Dutch State in that case had the right to demand a redemption payment of EUR 10 per non-voting equity security, together with the pro-rata coupon, if due, accrued to such date. Both repayment and conversion of the securities had to be approved by the DNB.

F-140	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Repayment non-voting equity shares

On 7 November 2014, ING Group made the final repayment on the Core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including this final payment, the total amount paid to the Dutch State is EUR 13.5 billion, giving the Dutch State and annualised return of 12.7%. Information on the repayments is included in the table below.

Repayments of Non-voting equity securities
Date	Non-voting equity securities (Core Tier 1 securities)	Repurchase premium including interest	Total
December 2009	5,000	1,031	6,031
May 2011	2,000	1,000	3,000
November 2012	750	375	1,125
November 2013	750	375	1,125
March 2014	817	408	1,225
November 2014	683	342	1,025

Total repayment to the Dutch State	10,000	3,531	13,531

European Commission Restructuring Plan

In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. By decision of 18 November 2009, the European Commission, formally approved the Restructuring Plan. The main elements of the Restructuring Plan as announced on 26 October 2009, were as follows:

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

It was agreed that these restrictions would apply for the shorter period of three years or until the non-voting equity securities have been repaid in full to the Dutch State:

•	an agreement with the Dutch State to alter the repayment terms of 50% of the non-voting equity securities;

•	repayment of EUR 5 billion of the non-voting equity securities issued in November 2008 to the Dutch State;

•	additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission will have to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-Up Facility which resulted in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009;

•	launch of a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the non-voting equity securities and a mitigation of the capital impact of the additional Illiquid Assets Back-up Facility payment as part of the overall agreement with the European Commission to the Dutch State of EUR 1.3 billion;

•	execution of the Restructuring Plan before the end of 2013;

•	if the overall return on the (remaining) non-voting equity securities (core Tier 1 securities) issued to the Dutch State is expected to be lower than 10% p.a., the EC may consider the imposition of additional behavioural constraints; and

•	the calling of Tier 2 capital and Tier 1 hybrids will in the future be proposed case by case to the Commission for authorisation, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the non-voting equity securities (core Tier 1 securities) to the Dutch State (including the relevant accrued interest of core Tier 1 coupons and exit premium fees).

ING announced in November 2012 that, together with the Dutch State, it had submitted significant amendments to the 2009 Restructuring Plan to the EC. The EC approved these amendments by Decision of 16 November 2012.

Amendments to the Restructuring Plan in 2012

The amendments to the 2009 Restructuring Plan as announced in November 2012 extended the time horizon and increased the flexibility for the completion of divestments and have adjusted other commitments in light of the market circumstances, economic climate and more stringent regulatory requirements.

Under the amendments announced in 2012, the ultimate dates for divesting the insurance and investment management businesses changed as follows:

•	the divestment of more than 50% of ING’s interest in its Asian insurance and investment management operations had to be completed by year-end 2013, with the remaining interest divested by year-end 2016;

•	the divestment of at least 25% of ING’s interest in Voya has to be completed by year-end 2013, more than 50% had to be divested by year-end 2014, with the remaining interest to be divested by year-end 2016;

F-141	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

•	the divestment of more than 50% of ING’s interest in its European insurance and investment management activities has to be completed by year-end 2015, with the remaining interest divested by year-end 2018; and as ING has committed to eliminate double leverage, proceeds from the divestments will be used to that end while ensuring adequate leverage ratios of the insurance holding companies.

A divestment of more than 50% of ING’s interest as mentioned in this paragraph and furthermore below also means that ING Group (a) no longer has a majority of representatives on the Boards of these operations and (b) has deconsolidated these operations from ING Group’s financial statements in line with IFRS accounting rules.

Under the terms of the original Restructuring Plan, ING was required to divest Interadvies (at that point in time named WestlandUtrecht Bank). However, due to market circumstances and changing regulatory requirements, a divestment of WestlandUtrecht had not occurred. Instead, under the amended Restructuring Plan, the commercial operations of WestlandUtrecht Bank were combined with the retail banking activities of Nationale-Nederlanden, which is to be divested as part of ING’s insurance and investment management operations in Europe. The result has to be that Nationale-Nederlanden Bank is a viable and competitive business, which stands alone and is separate from the businesses retained by ING. To this end, ING already needs to ring-fence Nationale-Nederlanden Bank up to the divestment of more than 50% of NN Group.

On 1 July 2013, EUR 3.8 billion of WestlandUtrecht Bank’s Dutch mortgage portfolio, EUR 0.1 billion of consumer lending and EUR 3.7 billion of Dutch savings portfolio were transferred to Nationale-Nederlanden Bank. In addition approximately 400 of WestlandUtrecht Bank’s employees were transferred to Nationale-Nederlanden Bank. All assets and liabilities were transferred at the existing carrying value as included in ING Bank’s balance sheet. This transaction was completed on 1 July 2013. In addition, during the second half of 2013 a further EUR 4.2 billion Dutch mortgages were transferred from WestlandUtrecht Bank to NN Group. In 2014, a further EUR 1.2 billion Dutch mortgages were transferred from WestlandUtrecht Bank to NN Group. These transfers were made at arm’s length prices.

ING has committed, amongst others, that Nationale-Nederlanden Bank will reach certain targets for mortgage production and consumer credit until the date on which more than 50% of the Insurance and investment management Europe operations has been divested, or until 31 December 2015 if the European Commission requires so. Furthermore, ING has agreed to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank until year-end 2015.

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

The calling or buy-back of Tier 2 capital and Tier 1 Hybrid Securities continued to be proposed for authorisation to the European Commission on a case by case basis until the full repayment of the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date comes first. Notwithstanding this restriction, ING was allowed to call the EUR 1.25 billion Hybrid originally issued by ING Verzekeringen N.V. on 21 December 2012. With full the repayment of the core Tier 1 securities to the Dutch State on 7 November 2014, this restrictions has ended as of this date.

The 2012 amended Restructuring Plan included a repayment schedule for the remaining core Tier 1 securities to the Dutch State as described in the above-mentioned section ‘Repayment non-voting equity shares’. As indicated, on 7 November 2014 the repayment of the core Tier 1 securities to the Dutch State was completed.

The implementation of the commitments and obligations set out in the (amended) Restructuring Plan will be monitored by a monitoring trustee who is independent of ING until 31 December 2015.

The 2012 amended Restructuring Plan was formally approved by the European Commission, by decision of 16 November 2012. As a result, the Commission closed its formal investigations as announced on 11 May 2012 and ING also withdrew its appeal at the General Court of the European Union, filed in July 2012. For principal legal reasons the EC continued with its appeal against the General Court ruling of March 2012. However, as part of the agreement of 19 November 2012, ING, the Dutch State and the EC agreed that the outcome of this appeal would not affect the EC approval of the 2012 amended Restructuring Plan. The EU Court of Justice rendered a final judgment on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012.

Amendments to the Restructuring Plan in 2013

In November 2013, ING announced further amendments to the Restructuring Plan. ING announced that it will expand the scope of the base case Initial Public Offering (IPO) of NN Group to include ING Life Japan. In that context, ING and the Dutch State have reached an agreement with the EC on revised timelines for the divestment process of ING Life Japan and ING’s European insurance and investment management activities.

As part of the previously announced amended restructuring agreement with the EC in 2012, ING planned to divest more than 50% of ING’s Asian insurance and investment management businesses by the end of 2013. ING successfully divested most of these businesses over the course of 2013. Under the revised timelines announced, ING will divest ING Life Japan in line with the divestment timeline for ING’s European insurance and investment management activities. This means that the timeline to divest more than 50% of ING Life Japan has effectively been extended to year-end 2015, which is also the unchanged timeline to divest more than 50% of ING’s European insurance and investment management businesses. As part of the revised 2013 agreement, ING will accelerate the timeline to complete the divestment of 100% of ING’s European insurance and investment management activities by year-end 2016.

ING Group Annual Report on Form 20-F 2014	F-142

Notes to the consolidated financial statements continued

The amendments to the restructuring plan of 2013 were formally approved by the European Commission by decision of 5 November 2013.

Status of the European Commission Restructuring Plan

ING has completed most commitments of the restructuring plan. As at 31 December 2014, the following were still in progress:

•	Divestment US Insurance and investment management activities (‘Voya’): The November sale of Voya shares reduced ING’s stake in Voya to 18.9%. In March 2015, ING Group sold its remaining 18.9% stake in Voya. Reference is made to Note 58 ‘Subsequent events’. As agreed, ING Group divested its remaining stake before year-end 2016; and

•	Divestment European and Japanese insurance and investment management activities (NN Group N.V.): ING Group needs to bring its current stake of 54.6% below 50% and deconsolidate NN Group before year-end 2015 and divest 100% of NN Group by year-end 2016.

These divestments will also ensure that ING Group completes two other commitments: the required reduction of its balance sheet and the elimination of its double leverage.

•	Creation and Divestment of Nationale-Nederlanden Bank (NN Bank): ING Group has committed to create NN Bank – as part of NN Group – as a viable, stand-alone and competitive business with a broad product portfolio and a growth path to become a mid-sized player in the Dutch market. Several detailed commitments need to be met, including targets for mortgage production and consumer credit production as well as the commitment that NN Bank should be sufficiently capitalised to execute its long-term growth plan and in any case to ensure growth to about 2016, which includes a commitment to make available to NN Bank additional capital up to an amount of EUR 120 million if and when needed but ultimately just before the date on which ING Group has deconsolidated NN Group (if the Basel III leverage ratio becomes mandatory or when NN Bank needs capital to execute its business plan).

•	Acquisition and Price Leadership bans: With the repayment of the Core Tier 1 Securities now complete, part of the acquisition ban has ended: ING Group is no longer restricted from acquiring non-financial institutions. However, the ban on acquiring (parts of) financial institutions still applies. This ban continues to apply until ING Group has deconsolidated NN Group, or until 18 November 2015, whichever comes first. These deadlines also apply to the price leadership ban.

Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 52 ‘Companies and businesses acquired and divested’ and Note 57 ‘Other events’.

Credit Guarantee Scheme

As part of the measures adopted to protect the financial sector, the Dutch State introduced a EUR 200 billion credit guarantee scheme for the issuance of medium term debt instruments by banks (the Credit Guarantee Scheme). ING Bank N.V. issued government guaranteed debt instruments under this Credit Guarantee Scheme (‘Government Guaranteed Bonds’) as part of its regular medium-term funding operations. The relevant Rules of the Credit Guarantee Scheme set forth the rules applicable to any issues under the Credit Guarantee Scheme and include information such as scope, denomination, tenor and fees payable by the banks. ING Group paid a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme. In 2014, all these bonds were fully repaid. Reference is made to Note 16 ‘Debt securities in issue’.

57 Other events

NN Group

Initial Public Offering (IPO)

On 2 July 2014, ING sold 77 million existing ordinary shares in the initial public offering of NN Group at EUR 20.00 per share. On 10 July 2014, the joint global coordinators, on behalf of the underwriters, exercised an over-allotment option to purchase 11.55 million of additional existing shares in NN Group at the same price. At the time of the IPO, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes (the pre-IPO investments from the three Asian-based investment firms RRJ Capital, Temasek and SeaTown Holdings International) was exchanged into NN Group shares. The remaining two tranches (each for an aggregate amount of EUR 337.5 million) will be mandatorily exchanged into NN Group shares from 2015 onwards.

Total gross proceeds from the NN Group IPO, including the exchange of the first tranche of subordinated notes into NN Group shares and the over-allotment option, amount to EUR 2.2 billion.

As a result of the above, ING’s ownership in NN Group declined from 100% to 68.1%. This transaction did not impact the profit and loss account of ING Group, as NN Group will continue to be fully consolidated by ING Group. In 2014, the transactions had a negative impact on shareholders’ equity of ING Group of EUR 4,263 million. This amount includes:

•	EUR 2,590 million, being the difference between the net proceeds of the IPO to ING and the IFRS carrying value of the stake in NN Group divested in the IPO (including the exercise of the over-allotment option);

•	EUR 661 million, being the difference between the market value of the NN Group shares exchanged for the first tranche of the mandatorily exchangeable subordinated notes and the related IFRS carrying value; and

•	EUR 1,012 million, being the estimated difference between the market value of the NN Group shares to be exchanged for the second and third tranches of the mandatorily exchangeable notes and the related estimated IFRS carrying value.

In 2014, NN Group is classified as held for sale and discontinued operations. Upon classification, the carrying amount of the disposal group (or group of assets) was compared to NN Group’s fair value less cost to sell. The fair value less cost to sell was lower than the carrying value of the disposal group and as a result goodwill and certain other non-current non-financial assets totalling EUR 470 million were written-off in 2014 and recognised in the profit and loss account in the line ‘Net result from classification as discontinued operations’. A remaining expected loss is only recognised in the profit and loss account upon a divestment resulting in deconsolidation.

F-143	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Upon deconsolidation, the divestment result will reflect ING Group’s remaining share (at the transaction date) in the difference between the carrying value of NN Group and the fair value, plus ING Group’s share in unrealised revaluations in equity plus the currency translation reserve related to NN Group. The actual divestment result depends on a number of variables, including the share price, the carrying value of NN Group, the level of unrealised reserves in equity and the stake held by ING Group at the date of the transaction. Such a divestment could have a sizeable impact on the profit and loss account and shareholders’ equity of ING Group.

Reference is made to Note 12 ‘Assets and liabilities held for sale’, Note 14 ‘Equity’, Note 15 ‘Subordinated loans’, Note 22 ‘Other liabilities’, Note 33 ‘Discontinued operations’ and Note 58 ‘Subsequent events’.

Establishment of NN Group

In 2014, ING Verzekeringen N.V. (‘ING Insurance’) was the holding company of the insurance and investment management activities of ING. ING Insurance was a wholly owned subsidiary of ING Insurance Topholding N.V. (‘ING Topholding’), a wholly owned subsidiary of the ultimate parent ING Groep N.V. ING Topholding was a holding company with no other assets, liabilities and activities than its 100% holding ING Insurance. On 28 February 2014, ING Insurance and ING Topholding legally merged. Through this merger, the legal entity ING Insurance ceased to exist. The legal merger became effective on 1 March 2014 and on that date the merged entity was renamed NN Group N.V. (‘NN Group’). The merged entity NN Group N.V. is in substance a continuation of ING Insurance.

Voya

In May 2013, ING Group sold 28.8% of its interest in Voya through an IPO. In October 2013, ING Group further reduced its interest in Voya to 56.7%. The 2013 divestment transactions did not impact the profit and loss account of ING Group, as Voya continued to be fully consolidated. These transactions had a negative impact on shareholders’ equity (parent) of ING Group which reflected the difference between the net proceeds received and the IFRS-IASB book value of the interests divested. These amounts were recognised in ‘Other reserves’. From the third quarter of 2013 Voya was presented as Assets and liabilities held for sale and discontinued operations because it was assessed highly probable that ING would lose control within a year.

In March 2014, ING Group sold a further 13.3% of its interest in Voya reducing its interest to 43.2% whereby fulfilling the European Commission restructuring requirement to divest at least 50% of Voya before the 2014 year-end. Following this transaction, Voya was deconsolidated and is accounted for as an Investment in associate held for sale from the first quarter of 2014. The remaining investment in Voya was recognised at its fair value of EUR 2,914 million at the transaction date.

The share sale and the deconsolidation of Voya resulted in an after tax loss of EUR 2,005 million in the first quarter of 2014 which is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. This amount reflects the difference between the IFRS book value and the market value of ING Group’s 57% stake in Voya at deconsolidation, and includes the release of corresponding revaluation reserves. The portion of the loss attributable to measuring the retained investment in Voya at its fair value amounted to EUR –1,467 million.

In September 2014, ING Group sold a further 10.8% to reduce ING Group’s interest in Voya to 32.5%. ING Group sold 22.3 million Voya shares at a price of USD 38.85 per share in the public offering. In addition ING Group sold to Voya 7.7 million shares for an aggregate amount of USD 300 million. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounted to EUR 888 million (USD 1.2 billion). These transactions resulted in a profit of EUR 40 million in the third quarter of 2014 and are recognised in the profit and loss account in the line Net result from disposal of discontinued operations.
In November 2014, ING Group sold a further 34.5 million shares of Voya. ING Group sold 30.0 million Voya shares at a price of USD 39.15 per share in the public offering. In addition, ING Group sold to Voya 4.5 million shares for an aggregate amount of EUR 138 million (USD 175 million). The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounts to EUR 1.1 billion (USD 1.4 billion). These transactions settled on 18 November 2014. The sale of the total of 34.5 million shares from the combined transactions reduces ING Group’s stake in Voya from 32.5% to 18.9%. As a result of these transactions, ING Group loses significant influence over Voya and accounts for its stake in Voya as an available-for-sale equity investment held for sale investment as at 31 December 2014. These transactions resulted in a net profit after tax profit of EUR 418 million and is recognised in the profit and loss account in the line Net Result from disposal of discontinued operations in 2014.

The table below provides a summary of the various Voya divestment transactions that occurred in 2013 and 2014.

Summary of Voya divestment transactions
Date	Interest % held before transaction	Portion of interest sold	Interest % held after transaction	Price per share in USD	Gross sales proceeds EUR millions	Impact on Shareholders’ equity	Impact in minority interest	Impact on Total equity	Impact on profit and loss
May 2013	100%	–28.8%	71.2%	19.50	1,061	–1,894	2,954	1,060	nil
October 2013	71.2%	–14.6%	56.5%	29.50	786	–632	1,394	762	nil
2013	100%	–43.5%	56.5%	n.a	1,847	–2,526	4,348	1,822	nil
March 2014	56.5%	–13.3%	43.2%	35.23	950	87	–5,100	–5,013	–2,005
September 2014	43.2%	–10.8%	32.5%	38.85	888	–	–	–	40
November 2014	32.5%	–13.5%	18.9%	39.15	1,068	–	–	–	418
2014	56.5%	–37.6%	18.9%	n.a	2,906	87	–5,100	–5,013	–1,547

ING Group Annual Report on Form 20-F 2014	F-144

Notes to the consolidated financial statements continued

Deconsolidation of ING Vysya Bank

In 2014, changes to the governance structure of ING Vysya Bank Limited (‘ING Vysya’) were implemented in order to better align with prevailing regulations. The regulatory requirements necessitated some governance changes. As part of that, ING has reduced the number of directors appointed by ING in ING Vysya Bank’s Board of Directors to be proportionate to its shareholding. Although ING Bank’s economic interest of approximately 43% remains unchanged, as a result of these governance changes, ING Bank no longer has a majority representation in the Board of Directors and influence on ING Vysya’s operations are aligned with its shareholding interest. As a result, ING Bank no longer has effective control over ING Vysya and, therefore, as of 31 March 2014 ING Vysya was deconsolidated and accounted for as an associate under equity accounting. Before the changes in the governance structure ING Bank had substantial additional powers, including the majority in the Board of Directors and power over operational decision making; as a result, ING Vysya was consolidated by ING. After the deconsolidation, the investment in ING Vysya is recognised as an Investment in associates and joint ventures at its fair value at 31 March 2014 of EUR 617 million. The profit and loss account of 2014 includes the consolidated result of ING Vysya until the deconsolidation and the result upon deconsolidation of EUR 202 million. The result upon deconsolidation is recognised in Other income – Result on disposal of group companies.

ING Vysya Bank to merge with Kotak Mahindra Bank

In November 2014, ING Vysya Bank (Vysya) and Kotak Mahindra Bank (Kotak) announced their intention to merge their respective businesses. With a current shareholding of 42.7%, ING is the largest shareholder in Vysya. ING has indicated its support for the proposed transaction to Vysya and Kotak. In the proposed transaction, Vysya will be merged into Kotak. Shareholders of Vysya will receive 0.725 shares in Kotak for each Vysya share. Upon completion of the merger, ING would hold a stake of approximately 7% in the combined company, which will operate under the Kotak brand. ING’s holding in the combined company will be subject to a 1 year lock-up period from the closing of the transaction. The proposed transaction is expected to result in a pro-forma net profit for ING of approximately EUR 313 million to be recognised at the closing. The shareholders of Kotak and Vysya approved this transaction in January 2015. The proposed transaction is subject to customary regulatory approvals. The transaction is expected to close in the second half of 2015. As at 31 December 2014, Vysya is presented as held-for-sale. Reference is made to Note 12 ‘Assets and liabilities held for sale’.

SNS Reaal nationalisation

In 2013, the nationalisation of SNS Reaal, a Dutch financial institution, was announced. As a consequence of the arrangements made by the Dutch government, ING Bank and other Dutch banks were required to pay a one-time levy of EUR 1 billion in 2014. For ING this resulted in a total charge of EUR 304 million in 2014 in the line Other operating expenses - Other. In accordance with the relevant legislation the levy was charged in three equal quarterly instalments.

58 Subsequent events

Sale of NN Group shares

In February 2015, ING sold 52 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8.3 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.2 billion. The transaction reduced the ownership of ING in NN Group from 68.1% to 54.6%. The transaction did not impact the profit and loss account of ING Group, and has a negative impact of approximately EUR 1.6 billion on the shareholders’ equity of ING Group, being the difference between the net proceeds of the transaction and the IFRS carrying value as at 31 December 2014 of the equity stake sold. The actual impact on equity may differ from this estimate due to changes in the IFRS carrying value between 31 December 2014 and the close of the transaction.

Sale of Voya shares

In March 2015, ING sold 45.6 million ordinary shares of Voya. In the public offering ING Group has sold approximately 32 million Voya shares at a price of USD 44.20 per share. In addition ING Group has sold to Voya approximately 13.6 million shares for an aggregate amount of USD 600 million. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amount to approximately EUR 1.8 billion at current exchange rates (USD 2.0 billion).

The sale of the total of 45.6 million shares from the combined transactions reduces ING Group’s stake in Voya from 18.9% to zero. These transactions settled on 9 March 2015. After this transaction, ING Group will continue to hold warrants for approximately 26 million shares in Voya at an exercise price of USD 48.75. The transactions are expected to result in a net profit to ING at closing of EUR 308 million. This broadly reflects the difference between the market value of our 18.9% stake in Voya at the date ING lost significant influence, and the current market value of this stake of approximately EUR 1.8 billion. The result of this transaction will be included in the profit and loss account of ING in 2015.

F-145	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

2.2.1 Risk management

Content Risk management

ING Group Annual Report on Form 20-F 2014	F-146

Notes to the consolidated financial statements continued

ING Group Risk management

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

Together with the various management boards, Risk management formulates the risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout ING Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate and foreign exchange risks), liquidity & funding risk, insurance risk (via NN Group) and business risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this Risk Management section.

Mission

The mission of ING Group’s risk management function is to support ING Group’s ambition to be the preferred bank for our customers, by safeguarding ING’s current and future financial strengths. The following principles support this mission:

•	The risk management function is embedded in all levels of ING Group’s organisation and is part of the daily business activities and to strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management.

Risk management benefits ING Group and its stakeholders directly by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and to lower strategic risk. This enables them to focus on their customers with excellent service, fair and transparent products and pricing, thus maintaining a loyal customer base and a leadership position in our key markets and product franchises.

Group risk management function

The ING Group Chief Risk Officer (CRO) is also the ING Bank CRO and therefore responsible for the day-to-day Risk Management of the Group and the Bank. As a result of the IPO of NN Group, the ING Group CRO has no direct responsibilities in the risk management of NN Group. The remaining risk functions that are specific for the Group function have been delegated to ING Bank.

The remainder of this paragraph focusses on risk management topics related to the remaining Insurance exposures of ING Group. Risk management for ING Bank is discussed from page 246 onwards.

Voya Financial, Inc. Risk Management Governance

During 2014, ING Group lost significant influence on Voya Financial, formerly ING U.S., with the reduction of its stake to 19% per end of 2014 from 57% per end of 2013. As a consequence, the Group Directors designated by ING Group under the Shareholder Agreement have stepped down from the Board of Directors of Voya. As at 31 December, the remaining stake in Voya was accounted as an available-for-sale investment since the loss of significant influence.

On 3 March 2015, ING Group announced that it has reached agreements to sell its remaining shares in Voya Financial, Inc., which will reduce ING Group’s stake in Voya at the completion of the transactions to zero from the 19% held at 31 December 2014.

NN Group Risk Management Governance

In 2014, ING Group brought its European insurance and investment business to the market through an IPO. At 31 December 2014 ING Group had a 68.1% stake in NN Group. Therefore, ING Group performance and capital may be impacted by the insurance business through the Dutch unit-linked (‘woekerpolis’) claims, sustained low interest rates and volatility in the price of the equity stakes.

ING Group is involved in the risk management of NN Group through the participation of the ING Group CRO in the NN Group Supervisory Board and his role as chairman of the NN Group Risk Committee. The activities of NN Group are classified as held for sale and as discontinued operations. Therefore, they are not further discussed in the remainder of this section. For more information, please refer to the risk management section of the NN Group’s Annual Report.

Unit-linked ‘Woekerpolis’

Proceedings in which ING Group is involved include complaints and lawsuits on Unit-linked products in The Netherlands. For details on the status of the claims on Unit-Linked products reference is made to Note 51 ‘Legal proceedings’.

Low interest rates

ING Group is exposed to risk related to sustained low(er) interest rates, amongst others due to the ING Bank activities and its significant

F-147	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

stake in NN Group. NN Group provides a number of life insurance, pension, income, investment and banking products that expose it to risks associated with fluctuations in global financial markets in general and particularly in interest rates. For example, some of NN Group’s life insurance and pension products contain guaranteed minimum benefits, which have resulted, and may result, in increased values of these guaranteed minimum benefits, and may result in a decrease in customer lapses.

Sustained low interest rate levels could have a material adverse effect on NN Group’s revenues and results of operations, and could therefore also impact ING Group’s results. For the impact of the lower interest rates on ING Bank, reference is made to the section ‘Risk developments in 2014’ within the ING Bank Risk Management Paragraph.

Price risk equity stakes

The market value of the remaining shares of NN Group that are in possession of ING Group may be volatile and may be adversely affected by market conditions and other factors beyond the control of ING. Equity markets have experienced significant price and volume fluctuations in recent years. The market prices of shares of insurance companies have experienced fluctuations that have often been unrelated or disproportionate to the operating results of these companies.

Some of the factors that may adversely affect the market price of the NN Group shares or cause the market value of the remaining shares to fluctuate may be internal to NN Group, such as operating and financial performance, introduction of new or enhancement in products or services by NN Group, or by competitors, or external such as adverse developments in the legal or other proceedings related to Dutch unit-linked policies or negative publicity associated therewith, changes in industry conditions or changes in the market outlook for the insurance industry, changes in applicable laws, rules or regulations, as well as regulatory actions affecting NN Group.

ING Group Annual Report on Form 20-F 2014	F-148

Notes to the consolidated financial statements continued

ING Bank Risk management

Introduction

Taking measured risks is the core of ING Bank’s business. ING Bank operates through a comprehensive risk management framework to ensure the risks are identified, well understood, accurately measured, controlled and pro-actively managed at all levels of the organisation so that ING Bank’s financial strength is safeguarded.

ING Bank uses risk assessment and measurement models to guide decision making. To guard the quality of these risk models, there is a governance process for approval of risk models, methods and parameters. This ensures compliance with business and regulatory requirements, via a clear assignment of responsibility and accountability. Nevertheless, users of the disclosed information in the risk management section should bear in mind that the analyses provided are based on forward looking models that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business, ING Bank continues to develop, recalibrate and refine the various models, which may result in changes to the risk analyses as disclosed.

The risk management section describes the ING Bank business model, and the key risks that arise from it. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. This includes front office as ‘first line of defence’, risk management as independent observer in the ‘second line of defence’ and the internal audit function in the ‘third line’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers its own area of expertise. Each of these departments explains the respective governance framework, relevant risks and how they are expressed on a qualitative and quantitative basis within this report.

ING Bank’s risk management disclosures provides qualitative and quantitative disclosures about credit, market, liquidity and non-financial risks based on International Financial Reporting Standards ‘IFRS-IASB’. The risk management section is in line with the accounting standards relating to the nature and the extent of the risks as required by IFRS7 ‘Financial Instruments: Disclosures’ as approved by the EU and covered by the opinion of the External Auditors as being part of the notes to the consolidated financial statements. Pillar III information is from a regulatory perspective largely based on internal modelled risk metrics under the Basel rules and not addressed for verification to the External Auditors.

Enhanced disclosure task force

Although ING Bank strives towards a reporting basis that is consistent over time, the risk management section is subject to enhancements and improvements. These are needed to reflect the continuous developments that take place in ING Bank’s risk function and on-going (macro-) economic developments that require additional disclosures. Also the continuing changes in the environment in which ING Bank operates like new regulations but also voluntary initiatives from the banks themselves need to be reflected. ING Bank is a member of the ‘Enhanced Disclosure Task Force’ (EDTF), a private sector group established by the Financial Stability Board (FSB) and composed of members representing both the users and preparers of financial reports, which released a report with recommendations for improving bank risk disclosures in the areas of among others usability, risk governance and risk management, capital adequacy, liquidity and funding, market risk, and credit risk.

As ING Bank strives to generate the same high-quality and transparent description of its risk, it immediately supported the EDTF principles and recommendations and largely implemented them to further fine-tune its practice on risk disclosures. For 2014 ING Bank further enhanced its disclosures following the EDTF progress report by implementing additional recommendations. ING Bank is of the opinion that disclosures should be clear, balanced and understandable by external observers, and that risk information is disclosed on a timely basis. The latter not only applies for the Annual Accounts and the risk management paragraph but also for the concurrent publication of the Pillar III section. An overview of all the EDTF recommendations and how they are followed-up can also be found in the Pillar III section.

The table below provides clear cross-referencing between the Risk management and Pillar III sections within the Annual Report. This navigation table enables users to locate and navigate across the different risk topics and disclosures. The sequence in which the risk disclosures are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Risk management index
	Subjects	Risk Management
These sections show ING’s approach to risk management	Introduction to risk section and mission	F-149
	Risk governance	F-151
	Business model and risk profile	F-154
	Risk appetite framework and stress testing	F-157
	Economic capital	F-161
	Regulatory monitoring	F-163
	Risk developments in 2014	F-165

ING Group Annual Report on Form 20-F 2014	F-149

Notes to the consolidated financial statements continued

Credit risk
	Subjects	Risk Management
Credit risk is the risk of potential loss due to default by ING Bank’s debtors (including bonds) or trading counterparties	Credit risk definitions and governance	F-166
	Risk culture	F-170
	Credit risk appetite and concentration risk framework	F-170
	RWA comparison	F-173
	Credit risk measurement (SA & AIRB)	F-174
	Credit risk models	F-175
	Exposure classes	F-177
	Securitisation	F-179
	Credit risk tools	F-179
	Credit risk portfolio	F-183
	Credit quality	F-185
	Credit restructuring	F-186
	Forbearance	F-189
	Credit risk mitigation	F-191

Market risk
	Subjects	Risk Management
Market risk is the risk of potential loss due to adverse movements in market variables.	Governance	F-201
RWA comparison
	Economic capital	F-201
	Market risk in banking books	F-202
	Market risk in trading books	F-208
	Fair values of financial trading assets & liabilities	F-209
Capital at Risk

Funding and Liquidity risk
	Subjects	Risk Management
Liquidity risk is the risk not to meet its financial liabilities when they come to be due, at reasonable cost and in a timely manner.	Governance	F-214
	Liquidity risk management framework	F-214
	Liquidity risk appetite	F-214
	Funding	F-215
	Liquidity buffers	F-215
Asset encumbrance
	Liquidity risk transfer and pricing	F-216
	Contingency funding plan	F-216
	Regulatory developments	F-217

Non-financial risk
	Subjects	Risk Management

Operational risk is the risk of direct or indirect loss returning from inadequate or failed internal processes, people and systems or from external events.	Governance	F-217
	Framework	F-217
	Operational risk and main developments	F-218
	Compliance risk and main developments	F-218

Compliance risk is the risk of impairment of ING Bank’s integrity as a result of failure to comply with relevant laws, regulations, ING Banks policies and standards.

Business risk
	Subjects	Risk Management
Business risk is the exposure to value loss due	Analysis business risk	F-220
to fluctuations in volumes, margins and costs, as well as customers’ behaviour risk.

With respect to comparability of risk disclosures, it is important to note that since the start of the financial crisis there has been much

ING Group Annual Report on Form 20-F 2014	F-150

Notes to the consolidated financial statements continued

debate on the risk-weighted capitalisation of banks, and specifically on whether internal models are appropriate for such purposes. ING Bank is of the opinion that internal models are very valuable since they better represent the bank’s business model, its customers and its credit quality than a standardised approach. However, we also acknowledge that interpretations between banks and between regulators may differ. This stresses the importance of having a level playing field via a uniform banking supervision within the EU, but also improves and aligns risk disclosures as proposed by the EDTF as much as possible.

Mission

The mission of ING Bank’s risk management function is to support the ambition of ING Bank to be the preferred bank for our customers, by safeguarding ING’s current and future financial strength. The following principles support this mission:

•	The risk management function is embedded in all levels of ING Bank’s organisation and is part of the daily business activities and strategic planning to align the risk profile with the defined strategy and risk appetite;

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	Delegated authorities are consistent with the overall Bank strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management and value creation.

Risk management benefits ING Bank and its stakeholders directly by providing more efficient capitalisation and less volatile costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and lower strategic risk. This enables them to focus on their customers with excellent service, fair and transparent products and pricing. Thus maintaining a loyal customer base and a leadership position in our key markets and product franchises.

Risk Governance

ING Bank’s risk management framework is based on a ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities and at the same time work closely together to identify, assess and mitigate risks. This governance framework ensures that risk is managed in line with the risk appetite as proposed by the Management Board Bank (MBB), approved by the Supervisory Board (SB) and is cascaded throughout ING Bank.

The commercial departments form the first line of defence and they have primary responsibility for the day-to-day risk management. They originate loans, deposits and other products, they know our customers well and are well-positioned to act in both the customers’ and ING’s best interest.

The second line of defence consists of oversight functions with a major role for the risk management organisation, headed by the Chief Risk Officer (CRO), and the corporate legal function. The membership of the CRO of the MBB ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at head-office and business-unit level, which supports the commercial departments in their decision-making, but which also has sufficient countervailing power to keep the risk profile within the set risk appetite.

The internal audit function provides an on-going independent (i.e. outside of the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management and forms the third line of defence.

F-151	ING Group Annual Report on Form 20-F 2014

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

The CRO ensures that the boards are well informed and understand ING Bank’s risk position at all times. Every quarter, the CRO reports to the board committees on ING Bank’s risk appetite levels and on ING Bank’s risk profile. In addition, the CRO briefs the board committees on developments in internal and external risk related issues and ensures the board committees understand specific risk concepts.

As part of the integration of risk management into the annual strategic planning process, the MBB issues a Planning Letter which provides the corporate strategic direction, and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Bank’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. As part of the process, strategic limits and risk appetite levels are explicitly discussed. Based on the business plans, the MBB formulates the Strategic Plan, which is submitted to the SB for approval.

ING Group Annual Report on Form 20-F 2014	F-152

Notes to the consolidated financial statements continued

Risk management function

The risk management function is embedded in all levels of ING Bank’s organisation. The CRO, who is a MBB member, bears primary overall responsibility for the risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING Bank’s risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organisational basis for the management of risk throughout the organisation.

The organisation chart below illustrates the functional reporting lines within ING Bank risk organisation.

The heads of these departments (Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Bank level. The Risk General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices.

In addition, two staff departments report to the CRO:

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

Executive level

The ING Bank Finance and Risk Committee (BF&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. The primary responsibility of the BF&RC is to co-ordinate, on a high level, the finance and risk decisions that have an impact on internal and/or external reporting. The risk committees described below act within the overall risk policy and delegated authorities granted by the Management Board Bank:

•	ING Bank Credit Committee – Policy (GCC(P)): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Bank. The GCC(P) meets on a monthly basis;

•	ING Bank Credit Committee – Transaction Approval (GCC(TA)): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCC(TA) meets twice a week;

•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank; and

•	Non-Financial Risk Committee Bank (NFRC Bank): Accountable for the design and maintenance of the Risk Management Framework including the ORM, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/ reporting.

Regional and business unit level

ING Bank’s regional and business unit management have primary responsibility for the management of risks (credit, market, operational, legal and compliance risks) that arise in their daily operations. They are accountable, together with their employees, for the implementation and operation of appropriate risk frameworks affecting their businesses to ensure compliance with procedures and processes set by ING Bank. The local (regional and BU) risk manager is responsible for the analysis, control and management of risks across the whole value chain (from front to back office), based upon which a robust control structure should be maintained.

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

F-153	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

policies, procedures and standards are implemented and adhered to. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and emerging best practices.

Risk model governance and model validation

All risk models are built according to the internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review of the documentation by model development departments and MV, specific model risk committees for each risk type approve the models. After approval by the dedicated risk committee, a risk model is implemented and entitled for usage. In addition, MV validates each model on a regular basis. The validation results and its capital impact are reported on a quarterly basis to senior management and to the supervisor.

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

The MV department undertakes backtesting of all existing risk models. In addition to evaluating the underlying model parameters, ensuring continued applicability of the models for the relevant portfolios, and discussing the model performance with front office and risk users of the models, MV also tests the observed performance of a model (and its components) with the predicted level. A model where the observed results deviate from the predicted results is a candidate for either re-calibration or re-development.

Business Model And Risk Profile

Business model

ING Bank is a large, predominantly European retail bank with a strong world-class commercial banking franchise operating an extensive network with presence in over 40 countries. Next to the operations in its historical markets of the Benelux, ING Bank has developed a strong (internet) banking franchise in a number of European countries and in Asia and Australia.

This business model is translated into the following specific ambitions:

•	Retail Banking will pursue the One Bank approach by combining retail and commercial banking and converge to one retail model: Easy, fair, and at low costs.

•	Optimise the balance sheet to better match assets and liabilities across the Bank and limit growth and risk of the balance sheet.

•	Remain financially healthy through improving cost efficiency and good risk management. Additionally, new regulatory requirements have to be met with focus on strong capital, funding and liquidity management.

•	Build on the ambition to be a predominantly European Bank with growth engines elsewhere.

Key risks

ING Bank recognises the following key risks (financial as well as non-financial risks) that are associated with its business activities.

Financial risks:

•	Credit risk: the risk of potential loss due to default and/or credit rating deterioration by ING Bank’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks;

•	Liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions; and

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

Non-financial risks:

•	Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk; and

•	Compliance risk: the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards as in ING Bank Business Principles.

ING Group Annual Report on Form 20-F 2014	F-154

Notes to the consolidated financial statements continued

The chart below provides, in EUR billions, high level information on the risks arising from the Bank’s business activities.

(1)	EC market risk: Mainly held for the interest rate risk embedded in the long-term investment of ING’s capital (investment of own funds). In this overview the replication of capital is presented in line with the regulatory prudential approach and therefore capital itself is classified as an overnight interest rate position;
(2)	EC market risk: Mainly held for the price risk embedded in equity investments.

Risk culture

In the current social and economic environment risk culture is a critical factor in the success or failure of a bank’s risk management. Issues relating to risk culture are consequently of interest to all stakeholders of ING Bank. ING Bank considers the good reputation and integrity of its organisation as key requirements to operate successfully in the financial world.

The risk management framework based on the three lines of defence governance model is effective when a strong risk culture is present on all levels. ING Bank promotes awareness of collectively shared values, ideas and goals but also of potential threats and it ensures alignment of individual performance objectives with the short- and long-term strategy. By making ING’s risk responsibilities more transparent within the different levels of the organisation and holding every employee accountable for his acts, the risk culture and awareness are embedded in the organisation, which leads to effective risk management.

F-155	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

As explained in the risk governance, the risk function is at all levels independent from the commercial departments which allow its criteria and opinions to be heard and taken into account. At the Bank level, it is represented by the CRO in the MBB, which ensures sufficient countervailing power in the decision-making processes to prevent excessive risks.

Definition

Risk culture and risk awareness are not only issues for senior management during their strategy decisions, but something that every employee has to be aware of and consider in his daily business. It is promoting and being aware of collectively shared values, ideas and goals towards the organisational objectives and mitigating opportunities for unfavourable events to occur that can impact the ability of the organisation to achieve its objectives. Risk awareness is to be alert on potential threats that can occur in day-to-day business, which can be specific to the sector, the region or the clients ING Bank is doing business with.

Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation confronts and the risks it takes. This is a long-term commitment and journey that cannot be reached overnight. Therefore, ING Bank initiated different programmes and manuals have been issued within the organisation as statement of what the organisation objectives are.

Accountability

In 2009, ING Bank introduced the Promoting Integrity Programme (PIP) a long-term, global, educational and behavioural change programme for the ING Bank employees. The role of the Executive Board in the oversight of corporate culture and successful implementation of the risk culture change is essential in this process.

With the programme, ING Bank gains a sound risk culture and ensures that every employee in every part of the organisation understands how his actions and behaviour can help earn and retain customer and stakeholder trust. This programme is divided into several mandatory modules among others business principles, customer trust, fraud awareness, Financial Economic Crime and IT security. To enhance risk awareness, these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create clear and consistent understanding. The endorsement from the executive level and the emphasis in the communication strengthen the culture.

Compensation

Due to economic and financial turmoil, concerns were raised in different countries following the bailout of different financial and industrial companies. The link between risk taken and compensation policies was one of the major topics in the public and political spheres. Several public institutions and initiatives advocated aligning risk and reward in risk-based compensation policies. For further information with regards to ING’s compensation policies please refer to the remuneration report in the corporate governance section of the Annual Report and Pillar III remuneration details as published on the corporate website ing.com.

Risk cycle process

ING uses a stepwise risk management approach to know, mitigate and manage its financial and non-financial risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. In short, this implies: determine what your risks are, assess which of those risks can really do harm, take mitigating measures to control these risks, monitor if the measures are effective and monitor the development of the risk and report the findings to management at all relevant levels to enable them to take action when needed.

The recurrence is twofold. One: identification, assessment and review and update of mitigating measures are done periodically. Two: if, during the period, monitoring findings indicate new risks are arising, known risks are changing, assessed risk levels are changing, or control measures are not effective enough, analyses of these findings may result in renewed and more frequent risk identification, and/ or assessment, and/or in a change of the mitigating measure.

ING Group Annual Report on Form 20-F 2014	F-156

Notes to the consolidated financial statements continued

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

Risk identification is performed periodically. In case of material internal or external change, an additional ad-hoc risk identification can be performed.

Risk assessment and control

Each identified risk is assessed to determine the importance, or risk level, of the risk for the ING Bank entity in scope. This enables the entity to decide which of the identified risks need control measures and how strict or tolerant these measures must be. Known risks are re-assessed to either confirm the risk level or detect change.

The importance of a risk is assessed based on the likelihood that the risk materialises and the financial or reputational impact should the risk occur. A risk that is not very likely to happen but has a huge financial impact when it does needs to be controlled. For a risk that is likely to happen at a higher frequency, but that has a modest financial impact, business management may decide to not mitigate and accept the consequences when it happens.

Risks can be controlled by mitigating measures that either lower the likelihood the risk occurs, or measures that lower the impact if they occur. The ultimate measure to lower risk is to stop the activity or service that causes the risk (risk avoidance). Risk controlling/mitigating measures are defined and maintained at both Bank wide and local level.

Monitoring and reporting

With the monitoring of the risk control measures, ING Bank continuously checks if they are executed, complied with, have the expected mitigating effects and follow the development of the risks and their risk levels. Adequate risk reporting provides senior and local management with the information they need to manage risk.

ING uses iRisk, an application supporting operational risk functions for incident reporting, action tracking, risk assessments, business impacts assessments and key control testing.

The Executive Board and the Supervisory Board of ING Group have approved the ING Whistleblower Procedure. The ING Whistleblower Procedure provides the opportunity for every employee to make his or her complaint, including anonymous complaints, to an independent Reporting Officer in order for the responsible management to take appropriate and adequate action in case of alleged breaches of internal or external regulation or other irregularities.

Risk appetite framework

ING Bank uses an integrated risk management approach for its banking activities. The Management Board Banking uses the bank risk appetite framework both to set boundaries for the Medium Term Plan (MTP) budget process and to monitor and manage the actual risk profile in relation to the risk appetite.

Process

The ING Bank risk appetite framework consists of specific risk appetite statements, which are approved by the SB on an annual basis or more frequently if this is felt necessary, and reviewed quarterly in the MBB and the SB. The bank risk appetite process is focused on setting the appetite at the consolidated Bank level and across the different risk categories. It is therefore essentially a top-down process, which bases itself on the ambition of the Bank in terms of its risk profile and is a function of the capital and liquidity levels and ambitions, the regulatory environment and the economic context. The process is set up according to the following steps:

F-157	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Step 1. Identify & assess ING Bank’s key risks

Setting the Risk Appetite Framework starts with a multi-dimensional step to identify & assess the risks ING Bank is facing when executing its strategy. This step includes the following actions that are performed on an annual basis:

•	detect unidentified risks that are not yet controlled within ING Bank’s risk management function & assess their potential impact,

•	benchmark current risk framework versus regulatory developments,

•	re-assess known risks to confirm risk level or detect potential changes,

•	reflect on the current set of Risk Appetite Statements.

This annual Risk Assessment serves as input when defining the global risk appetite which - in line with its business model and risk ambition - is currently formulated as follows:

ING Bank has the ambition to be and remain a strong bank, resilient to possible adverse events on a standalone basis and able to address such developments based on its own strengths and resources.

In order to achieve this risk ambition, ING Bank has the following targets:

•	Rating: have a rating ambition which is in line with the strongest among its peer group;

•	Be able to restore capital and liquidity position following a stress situation on its own strength;

•	Regulatory based: be in a position to meet current and forthcoming regulatory constraints and targets; and

•	Peer comparison based: have a risk profile that compares favourably to its main banking peers.

Step 2. Setting ING Bank Risk Appetite Framework

Based on ING Bank’s risk assessment and risk ambition, specific targets are set for both financial and non-financial risks:

Financial risk

For financial risks, ING Bank expresses its risk appetite as the tolerance to allow key ratios to deviate from their target levels. Therefore, the high level risk ambition is translated into quantitative targets on ING Bank level for solvency risk, liquidity & funding risk and for concentration and event risk.

The solvency risk appetite is closely aligned to capital management activities and policies. ING Bank has expressed tolerances for its risk-weighted solvency position (CET1 ratio), for non-risk-weighted solvency (leverage ratio) and for more value based solvency (economic capital). The solvency risk appetite statement is not only compared to the actual reported level, but also includes the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon). Based on this mild stress scenario, the impact on ING Bank’s earnings, revaluation reserve and risk-weighted assets (RWA) is calculated (which are labelled as earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). These stressed figures are used as input for a two year simulation which depicts the developments of ING Bank’s solvency level versus its risk appetite.

Liquidity and funding risk have two dimensions: where liquidity focuses on having a sufficient buffer to cope with the short-term situation, managing the funding profile ensures long-term compliance with both internal and external targets. Managing liquidity and funding risk focuses on both ‘business as usual’ (based on the run-off profile to show the stickiness of deposits combined with the run-off of assets without new production) and a stressed situation. There, we define liquidity risk as the time to survive a specific scenario, while for funding risk we focus on the maximum funding gap allowed.

The concentration and event risk appetite set at ING Bank level are directly translated into corresponding limits in the underlying credit, market and liquidity & funding risk appetite statements.

ING Group Annual Report on Form 20-F 2014	F-158

Notes to the consolidated financial statements continued

Non-financial risk

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

Key Control testing scorecards form one of the inputs of the Non-Financial Risk Dashboard (NFRD), which is a report that is discussed each quarter in the MBB and the Risk Committee. NFRD provides management at all organisational levels with information on their key operational, compliance and legal risks. NFRD is based on their risk tolerance within their business and a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

Step 3. Cascade into statements per risk type and per business

The Bank Risk Appetite is translated per risk type, which is further cascaded down through the organisation to the lowest level needed. The risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING Bank’s risks.

For financial risks, a sequence of different risk appetite frameworks are implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of the ING Bank credit portfolio and that of all the underlying portfolios as well. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. For market risk, the risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at Bank level are translated into the organisation. The liquidity & funding risk appetite statements that are defined on ING Bank level are translated down into the organisation, taking the liquidity & funding specific situation of each (solo) unit into account.

The non-financial risk appetite framework that is described under the previous step is cascaded down into the organisation without any need to make specific adjustments for each of the reporting solo entity.

Step 4. Monitoring and management of underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING Bank reports its risk positions vis-à-vis its limits on a regular basis towards senior management committees. The Risk and Capital Management Report reflecting the exposure of ING Bank against the risk appetite targets is submitted quarterly to the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool that supports the MBB with respect to strategic and capital planning. The purpose of stress testing is to investigate whether or not ING Bank will be able to meet its solvency and liquidity requirements in severe but plausible stress scenarios. Stress tests provide insight into vulnerabilities of certain portfolios, given certain assumptions related to the economy, financial markets and the political climate. Stress testing is also used to assess if the risk profile of ING Bank is in line with risk appetite.

Types of stress tests

Within ING Bank, various different types of stress tests are performed. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for the relevant macro-economic and market variables in all countries where ING Bank is active. These assumptions are usually complemented by a narrative that provides background for the scenario. In addition to firm-wide scenario analyses, ING Bank also executes scenario analyses for a specific country or asset class. Furthermore, sensitivity analyses are performed, which focus on stressing one or more relevant risk drivers; usually without an underlying scenario narrative. The 1-in-10-year stress scenario used in the risk appetite framework is an example of a sensitivity analysis. Finally, ING Bank also performs reverse stress tests, which aim to determine the circumstances which would lead to a pre-defined severe adverse outcome.

Process

The stress testing process of ING Bank consists of several stages, which are summarised in the diagram.

F-159	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Step 3. Data processing & proposal mitigating actions

When the scenario parameters have been finalised, the impact of the scenario on the solvency and liquidity position is determined. Based on the scenario values for the relevant macro-economic and market variables, the impact on amongst others P&L, revaluation reserves, RWA and liquidity buffers is calculated. These outcomes are subsequently used to calculate the evolution of relevant solvency and liquidity ratios, such as the CET1 ratio, the leverage ratio and the CRD IV liquidity buffer.

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

ING Group Annual Report on Form 20-F 2014	F-160

Notes to the consolidated financial statements continued

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

Economic Capital

Model disclosure

This model disclosure section explains the methodologies and models used to determine economic capital (EC). The risk models for the EC calculations are reviewed on a periodic basis and validated by the internal Model Validation department. The Economic Capital calculation is also used as part of the CRR/CRD IV Pillar II Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the supervisor.

EC is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. In general, EC is measured as the unexpected loss above the expected loss at a given confidence level. This economic capital definition is in line with the net market value (or surplus) definition. The process of EC modelling enables ING Bank to allocate economic capital to the business units and support risk-adjusted performance measurement via the Risk Adjusted Return on Capital (RAROC). The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way.

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

Aggregation model

The main processes executed in ING Bank’s economic capital aggregation model are depicted in the flowchart below. The light grey boxes show the processes performed by the model while the dark grey box indicates input from other risk departments.

F-161	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Correlation factors between risk types used for diversification are based on best estimate assumptions supported by statistical analysis of historical data, ING Bank risk expert judgement, external benchmark studies and common logic. As shown in the flow-chart, the correlation factors are stressed upwards where necessary to account for potential measurement inaccuracy in extreme events due to limited historical data observations. Expert opinion is used for aggregating business and operational risk.

The EC for ING Bank involves the aggregation of the underlying EC of five risk types, namely credit, transfer, market, operational and business risks. Model disclosures are given in the respective risk sections. These risk types are aggregated to provide a total diversified ING Bank EC by applying the variance-covariance approach with a 5x5 inter-risk correlation matrix.

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

EC is a non-accounting measure that is inherently subject to dynamic changes and updates as a result of ING Bank’s portfolio mix and general market developments. ING Bank has been and will continue recalibrating the underlying assumptions behind its economic capital model, which may have an impact on the values of EC going forward.

The tables below provide ING Bank’s EC and RC by risk type and business line. For 2014, the total RC increased compared to 2013, while the EC numbers decreased. Both are well below the total amounts of available capital of EUR 46,015 million based on CRD IV phased in rules. Details on the available capital can be found in the Capital Management paragraph, section ‘Capital Adequacy Assessment’.

The main changes in ING Bank’s economic capital and regulatory capital are:

•	Economic capital for credit risk decreased in 2014, due mainly to the impact of the Scaling Factors, which reflect the effects of using ING-specific correlations to calculate EC. The recalibration of the Scaling Factors in 4Q14, model updates, and rating migrations ensured that all the elements of last year’s add-on have been fully incorporated in the INCAP methodology. More information on the Credit Risk EC can be found in the ‘Credit Risk Capital and Measurement’ section.

•	For market risk, the reported EC numbers increased mainly due to an update of the model parameters and an increase of the equity investment positions. This especially applies for the largest contributors: interest rate risk in the banking books and equity investments. For more information on the Market Risk EC, please refer to the ’Economic capital for market risk’ section.

•	For operational risk, ING Bank obtained accreditation for the use of its enhanced Advanced Measurement Approach (AMA) in April 2013 and applies the model for regulatory reporting of capital requirements. The slight decrease in 2014 is mainly caused by deconsolidation. More information on the Operational Risk EC can be found in the ‘Advanced Measurement Approach (AMA)’ part of the Non-Financial Risk section.

Economic and Regulatory Capital (Bank diversified only) by risk type
	Economic capital		Regulatory capital
	2014	2013	2014	2013
Credit risk	20,722	18,009	20,148	19,074
Add-on credit risk		6,431
Market risk	6,306	4,729	858	704
Business risk	1,561	1,773
Operational risk	1,551	1,571	2,700	2,822

Total banking operations	30,139	32,513	23,706	22,600

Economic and Regulatory Capital (Bank diversified only) by business line combination
	Economic capital		Regulatory capital
	2014	2013	2014	2013
Commercial Banking	11,543	8,156	11,038	10,174
Retail Banking Benelux	7,206	5,242	6,907	7,015
Retail Banking International	8,249	6,091	5,450	5,155
Corporate Line (1)	3,141	6,593	310	256
Unallocated		6,431

Total banking operations	30,139	32,513	23,706	22,600

(1)	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

ING Group Annual Report on Form 20-F 2014	F-162

Notes to the consolidated financial statements continued

Differences between RC and EC are mainly due to:

•	The EC figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories; while for RC no diversification is taken into account.

•	The credit risk EC is higher than RC due to the fact that EC is defined based on ING’s own methodology for credit risk. It is the amount of capital that is needed at a minimum to cover for unexpected losses within a certain confidence level and a certain time horizon. Furthermore, credit risk EC includes transfer risk while RC does not;

•	The market risk EC is higher than the RC primarily due to the inclusion of the interest rate risk in the banking books in EC. In RC, only market risk in trading books is in scope. Furthermore, for Equity Investments the EC figures are reported under market risk, while the RC figures are reported under credit risk;

•	The EC figures include business risk, while RC does not;

•	The operational risk EC is lower than the RC mainly due to the application of inter-risk diversification, whilst RC does not encompass inter-risk diversification; and

•	A 99.95% confidence level is used for EC, while the confidence level is 99.9% for RC.

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

CRR/CRD IV

To accomplish this, a new Basel accord (Basel III) was adopted in 2010 and consequently translated into regulation by the EU in the Capital Requirement Regulation (CRR) and a Capital Requirement Directive IV. The CRR is binding for all EU member states and became effective per 1 January 2014. The CRR/CRD IV directs all EU member states to implement certain components of Basel III in their own law, in the Netherlands in the Wet Financieel Toezicht (WFT). Main objectives are:

•	Better alignment of risk taking and loss absorbing capacity of financial institutions through a narrower definition of CET1 and Tier 1 capital, back-stops on a bank’s leverage via a ratio that should become part of Pillar I of the Basel framework.

•	A reduction of ‘pro-cyclicality’ to avoid that banks would be required to increase their capital in difficult financial times when it is most scarce.

•	Additional capital requirements for counterparty credit risk.

•	Higher loss absorbency capacity and special resolution regimes for ‘systemically important banks’ (SIBs). ING Bank has been designated as a global SIB (G-SIB) by FSB and a domestic SIB (D-SIB) by DNB. In accordance with EBA and FSB requirements, ING Bank disclosed its ‘Indicators of global systemic importance’ via a separate document on the corporate website ing.com.

•	Liquidity and funding requirements via the so-called Liquidity Coverage Ratio and the Net Stable Funding Ratio. The aim of the first metric is to monitor a bank’s capability to survive a short-term liquidity stress, where the latter aims to ensure that long-term asset activities are similarly funded.

On 1 January 2014, the CRR/CRD IV officially entered into force with the Capital Requirement Directive currently being transposed into national law. Like other banks, ING Bank participated in semi-annual Basel III monitoring exercises in order to prepare for the functioning of all Basel III elements. Significant management actions have been undertaken to adjust the business model and exposure to certain asset classes to better meet the new Basel III requirements for both the liquidity and capital. Although not all definitions and parameters of the CRR/CRD IV have been finalised, the key principles of Basel III have been included in both the solvency and liquidity risk appetite framework that are continuously monitored by senior management.

Single Supervisory Mechanism

In November 2014, the ECB took over supervisory powers for all banks in the Eurozone, establishing the Single Supervisory Mechanism (SSM). In preparation for this transition the ECB performed a yearlong and Europe wide Comprehensive Assessment, together with existing national regulators; ING Bank N.V. was one of the 130 banks that underwent this health check. The ECB objective was to foster transparency, to repair and to build confidence. The exercise ultimately aimed to provide details of any capital shortfalls and demand corrective measures. The ECB established quantitative benchmarks at various points in the process. Banks falling short of these benchmarks are required to raise additional capital in given time periods.

The Comprehensive Assessment, which included an asset quality review (AQR) and a stress test, commenced in November 2013 and concluded with the publication of results on 26th October 2014. ING Bank passed both the AQR and stress test reflecting ING’s strong capital position and resilient balance sheet. The methodology used by the ECB to determine the AQR impact was non-IFRS based and consisted of a combination of a credit file review, extrapolations thereof, review of emergence periods used in collective provisioning, and a review of fair values.

F-163	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

After the publication of the CA, all participating Banks received a letter containing the ECB’s main observations following the AQR. ING has taken this feedback seriously and has assessed the impact on the 2014 financial statements. Based on this assessment no impact has been identified relating to emergence periods used in collective provisioning. The assessment did result in some adjustments relating to provisioning for a few credit files and fair value of certain derivatives. The 2014 profit before tax was impacted by less than EUR 15 million by the AQR.

The AQR phase had 10 blocks of activities and focused on three main streams covering a number of these blocks; Banking Book, Fair Value Exposure, and Process Policies and Accounting (PP&A) Review. The AQR looked at both Credit and Market risk - the overall scope providing coverage for at least 50% of the Bank’s risk-weighted assets and 40% of the balance sheet.

As the ECB assumes supervision of the consolidated ING Bank, including ING’s subsidiaries in the Eurozone, the assessment was executed at consolidated level. This means that for ING Bank N.V., DNB was in the lead and liaised with local regulators on cross-border work. As an example of geographical coverage, the ING in scope Banking Book portfolios included Corporate and Retail portfolios in countries such as for example The Netherlands, Belgium and Germany. Regulators in these markets were also deeply involved in the ING assessment.

The execution of the AQR review process was both qualitative and quantitative; including extensive data integrity validation, onsite file reviews, collateral valuation and the recalculation of loan loss provisions. The ECB and national regulators engaged specialist consultants such as accounting firms, real estate appraisers, and financial modelling firms to undertake various aspects of the process. These external consultants reviewed and challenged ING Bank figures and processes.

The stress test phase, conducted in conjunction with the European Banking Authority (EBA), aimed to test the resilience of the participating banks to adverse macro-economic developments. In this exercise, the impact of both a baseline and adverse scenario for 2014-2016 on amongst others impairments, Net Interest Income and RWA had to be calculated. ING Bank used internal models for these estimations, which were checked and benchmarked by EBA and the ECB.

ING Bank executed the work largely with internal staff as the required expertise is available in house. This strategy also assisted ING Bank in building the knowledge required for a much more data-driven regulatory climate. Both the AQR and the stress test were good preparation to meet these future demands.

In December 2014, the ECB shared some qualitative and quantitative observations with ING that resulted from the Comprehensive Assessment process. Some of these observations have already been addressed in 2014 and the remaining ones have been analysed and there is an agreed upon action plan. This approach was confirmed to ECB in January 2015. ING has an internal tracking process for regulatory items and will continue working with ECB to address the observations.

The ECB Comprehensive assessment was an intensive and time consuming project in which ING Bank participated in an effort to improve transparency and restore trust in the banking industry as a whole.

Bank Recovery and Resolution Directive

Another important element of the regulatory reforms is the Bank Recovery and Resolution Directive (BRRD) that was adopted by the European Parliament on 15 April 2014. The aim of this directive – that applies per 1 January 2015 – is to make EU banks more resilient and to reduce the risk of having to bail out banks using public money. The new rules provide authorities with the means to intervene decisively both before problems occur and early on in the process if they do. If, despite these preventive measures, the financial situation of a bank deteriorates beyond repair, the new law ensures that shareholders and creditors of the banks have to pay their share, reflected via the bail-in requirements which will enter into force on 1 January 2016. To ensure the effectiveness of the bail-in tool, the BRRD requires banks to meet a Minimum Requirement for own funds and Eligible Liabilities (MREL). The implementation of MREL will also depend on the final Total Loss Absorption Capacity (TLAC) proposal for which the Financial Stability Board (FSB) has published a consultative document in November 2014. In 2015 FSB will based on the outcome of the Quantitative Impact Study and the feedback from its stakeholders prepare a final document for the November 2015 G20 meeting. ING supports the bail-in concepts as they are an important component of the new regulatory framework, aimed at reducing the possibility that tax payer money will be needed to bail-out institutions in future crises.

In response to the crisis, ING Bank has set up an all-encompassing Recovery Plan to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength. Furthermore, ING Bank is diligently working towards providing information on the basis of which the Dutch National Resolution Authority will be able to develop a Resolution Plan.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the Basel Committee published Principles for Effective Risk Data Aggregation and Risk Reporting (also referred to as PERDARR or BCBS239), following a recommendation made by the Financial Stability Board (FSB). The requirements aim to strengthen risk data aggregation and risk reporting practices at banks to improve their risk management practices. Banks indicated as global SIB – including ING Bank - are required to implement the principles by 2016. As a first step of the implementation, ING Bank performed a ‘stocktaking’ self-assessment survey in 2013 and another assessment in 2014 to monitor the progress made. The principles coincide with several projects and programs to strengthen risk data aggregation and risk reporting practices that were already underway before these new requirements were published.

For a further update on the ongoing changes in the regulatory environment, refer to the Financial and Regulatory Environment Chapter.

ING Group Annual Report on Form 20-F 2014	F-164

Notes to the consolidated financial statements continued

Risk developments in 2014

Risk developments listed below are defined as the risks that may have a potentially significant impact on our business and for which it is difficult to quantify the impact on the organisation. They are triggered in general by unexpected events, and they may introduce volatility in earnings or impact ING’s long-term strategy. The sequence in which the top risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Impact of low interest rate environment

Interest rates in the Eurozone but also in the other main home countries decreased from already low levels to unprecedented low levels. Central bank rates are still at very low and even negative levels, thereby negatively impacting short-term as well as long-term money market rates. The on-going Eurozone crisis in combination with uncertainty on the growth potential of the world economy and the geopolitical tensions are the main reasons for this development.

The typical interest rate position for ING Bank is that the duration of the assets is slightly higher than the duration of the liabilities. Given this mismatch, decreasing interest rates are under normal circumstances favourable for the interest income of ING Bank: liabilities reprice more quickly than assets, and therefore the average rate paid on liabilities would adapt more quickly to lower market interest rates. This would then support ING Bank’s net interest income.

However, given the current unusual situation with very low interest rates, the above may not fully apply anymore for the following reasons:

•	ING Bank could be confronted with higher than expected prepayments because of the significant difference between the rates of the existing mortgage portfolio and the prevailing market rates.

•	ING Bank may not be able to fully track further declines in interest rates in savings rates.

•	Returns on new originated assets may decrease, which may for example be the consequence of increased competition.

These factors could put ING Bank’s Net Interest Margin under pressure. This situation will remain until structural economic recovery.

Dutch mortgages

In 2014, the Dutch house prices increased every quarter for the first time since 2008, while the real economy showed a fragile recovery. The Dutch housing market is historically characterised by a housing shortage, high income tax with deductibility of interest on mortgages, and tax-driven mortgage products.

ING introduced differentiation in pricing based on LTV buckets attracting new customers with lower LTV, and stimulating existing clients to repay their mortgages. ING has seen a record high of partial repayments in 2014.

By the end of the year, the portfolio showed an elevated but still low percentage of non-performing loans (NPL). This was due to the implementation of the refined EBA’s NPL definition. The percentage 90 days overdue remained at a low level. Given the significant amount of mortgages in our credit portfolio, ING Bank closely follows all developments related to the Dutch housing market and its mortgage portfolio.

Business lending Benelux

ING Bank’s Business Lending portfolio, defined as lending to corporates in the business line Retail Banking, is concentrated within the Benelux. The weak economic environment was reflected by increased, but lower compared to last year, risk costs and an elevated percentage of non-performing loans. The Netherlands showed increased non-performing loan amounts, which was mainly driven by the sectors transportation & logistics - especially inland shipping and short sea -, builders & contractors and retail non-food. The non-performing loan amounts in Belgium and Luxembourg decreased slightly over 2014.

Real estate finance

Real Estate Finance (REF) is ING Bank’s commercial real estate financer with a global portfolio. It is active in all the core real estate sectors: offices, retail, residential, industrial and logistics. REF financing policy is based on cash flow generating prime real estate portfolio, senior secured facilities, relatively low starting Loan-to-Value (LTV) and conservative covenant setting.

In 2014, the commercial real estate key market areas overall improved although it remains challenging. This is reflected in lower risk costs and decrease in non-performing loans compared to 2013. ING managed down the credit outstandings through sale or redemption of loans mainly in The Netherlands. In 2014, the ECB conducted an AQR for the total bank and the CRE portfolio was also included.

Russia & Ukraine

ING has a long history supporting clients in both Ukraine and Russia. We have intensified our monitoring and tightened acceptance criteria. The economic outlook for both Russia and Ukraine is negative and reflects (i) the increasingly subdued medium-term outlook, exacerbated by the prolongation of the Ukraine crisis, including the impact of expanded international sanctions, (ii) the gradual but ongoing erosion of Russia’s FX buffers, (iii) Russian borrower’s restricted international market access and (iv) low oil prices. Our risk appetite will therefore remain limited and only new exposures with sufficient risk mitigation will be considered. We will focus on international business clients and export-oriented companies. We intend to remain long-term players in both countries as these are defining moments for our clients.

F-165	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Cybercrime

Cybercrime is an increasing threat to companies in general, and to financial institutions specifically. Both the frequency and the intensity of attacks are increasing at a global scale. In 2014 ING Bank has successfully finished its Cybercrime Resilience Programme to become more mature in being able to protect, detect and respond to e-banking fraud, Distributed Denial of Service (DDoS) and targeted attacks (also called Advanced Persistent Threats). The Cybercrime Resilience Programme has handed over the Cybercrime activities to the line organisation to ensure structural embedding.

ING Bank is continuously working on strengthening its global cybercrime resilience including strengthened collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Centre) and Internet Service Providers (ISPs).

Credit risk

Introduction

The credit risk section provides information on how ING Bank manages, measures and monitors credit risk and will give an insight into the ING Bank portfolio from a credit risk perspective. Prior to providing insight into the portfolio, we will explain how ING Bank ensures that credit risk is properly addressed and managed within ING Bank.

The ING Bank business model is to be a strong predominantly European bank, with leading positions in attractive, stable home markets, with options for future growth beyond Europe. ING Bank primarily extends credit to two types of customers; Retail customers made up largely of individuals and small businesses and Commercial Banking made up of larger corporate, financial and sovereign counterparties. In general, Retail customers tend to be served by country specific organisations while Commercial Banking counterparties are often multi-jurisdictional and even global. Therefore, it is important that the credit risk management department has both local product knowledge as well as understanding of global industries.

In order to properly assess, monitor and manage the credit risks over such a broad spectrum of products, industries and geographies, Credit Risk Management (CRM) is organised both locally and centrally. The local risk management teams have knowledge of specific geographic markets and the products and their risk characteristics. The central risk team focuses on more global industries and customers. The central risk team is also responsible for setting the ING Bank credit risk policies and standards. The local and central credit risk teams strive to have a consistent risk appetite which is facilitated by a robust credit risk infrastructure that supports the entire credit lifecycle.

The overall credit risk appetite framework allows ING Bank to manage the portfolio and avoid undesired concentrations of credit risk. CRM is supported by dedicated credit risk information systems and internal credit risk measurement methodologies for all types of counterparties. CRM creates consistency throughout the credit risk organisation by providing common credit risk policies, methodologies and tools across the ING Bank. Credit risk managers use these tools and processes to manage credit risk within ING Bank.

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

Key developments in Credit Risk

CRR/CRDIV came into effect from 1st January 2014

For the European Union Basel III has been transposed into law through the Capital Requirements Directive IV (CRDIV) and the Capital Requirements Regulation (CRR). CRR/CRDIV came into effect as of 1 January 2014 and ING Bank has complied with the requirements stated by these regulations. The impact of these regulations was mainly felt through (i) CVA Capital for the derivatives portfolio (ii) higher correlation for large regulated financial institutions (iii) increased haircut for securities financing business and (iv) increased risk weight for Central Clearing Parties. The Financial Markets portfolio was the one which was most significantly impacted by these new regulations along with parts of Retail Banking International, Corporate & FI Lending and Transaction Services units. The impact was seen through an increase in risk density in these units where the ratio of Credit RWA/READ increased.

Improved Credit Quality

The credit RWA density, measured as total credit RWA divided by total EAD, showed an improvement indicating a better risk profile for the year 2014. Improvements were seen through a diminishing inflow in our NPL, fewer files in watch-list (2014: 2.5%, 2013:3.7%) and a decrease in additions to loan loss provisions (2014: EUR 1.6 billion, 2013: EUR 2.3 billion). Overall, the credit portfolio has improved with reduced inflows to problem loan departments, watch-list and a reduction in risk costs compared to 2013.

Mortgages

The total mortgage portfolio remained almost flat over the year. Growth was seen in Belgium, DiBa and Australian markets. In Australia, the FX impact of the Australian Dollar had a significant impact on the size of the portfolio and contributed to most of the growth seen.

In the Netherlands, concentration in the Dutch mortgage portfolio for ING Bank has reduced, mainly through a steady transfer of mortgages from WestlandUtrecht to Nationale-Nederlanden Bank. After years of continued weakness in the housing market, house prices in the Netherlands finally showed an uptick in 2014. This development improved the LTV and reduced RWA for the Dutch mortgages.

ING Group Annual Report on Form 20-F 2014	F-166

Notes to the consolidated financial statements continued

Commercial Real Estate

Given the increased risk profile in the real estate sector, ING Bank decided in 2008 to reduce its real estate portfolio and this reduction continued in 2014. The portfolio is now at the level targeted by ING Bank’s risk appetite for this asset class. The book is performing better compared to 2013, reflected by an improved Credit RWA density, lower number of clients on the watch list, NPL ratio showing a steady decline in 2014 and a material reduction in risk costs.

Commercial Banking

Structured Finance as well as Transaction Services have seen an increase in 2014. FX had a material impact on these significantly USD denominated portfolios, but, excluding FX these portfolios registered a volume increase. Financial Markets and especially derivatives were impacted by the introduction of CRR/CRDIV resulting in increased READ, RWA density and higher capital requirements (increased Credit RWA by EUR 5.5 billion and additional CVA RWA of EUR 6.2 billion).

Move to the new Masterscale

Since 2012, ING Bank has been working on a project to map the 1-19 rating grades to internal data instead of external rating agency scales. In March 2014, DNB approved the implementation of the new Masterscale (ING Bank internal rating methodology). As of Q2 2014, PD values of the ING Bank Masterscale were adjusted using internal observed default data history from 2005 until 2012 where previously Standard & Poor’s data was used. These adjustments are performed to reflect internal default experience, which is better compared to the more US based Standard & Poor’s data. This has made the Masterscale a better reflection of the risk profile of ING Bank and consequently has led to a net decrease in RWA. This change in methodology resulted in a release of EUR 3.7 billion in Credit RWA. The planning is to add each year a new year of internal default history to the data set.

Credit risk definitions

Credit risk is the risk of loss from the default and/or credit rating deterioration of counterparties (including bond issuers). Credit risks arise in ING Bank’s lending, financial market and investment activities. Credit risk exposure is the total amount of outstanding plus the unused portion of commitments. It can be measured on various levels, such as customer, legal or economic one obligor group, product, portfolio, customer type, industry, and country. Each level can in turn be broken down from the consolidated ING Bank NV level to a local branch/unit level. As the distribution of the exposures is of great importance in correctly managing the credit risk exposure, ING Bank has established the credit risk appetite and concentration framework.

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

For the reconciliation between credit risk outstanding categories and financial assets we refer to the section ’Credit risk management classification’ as included in the chapter ‘Accounting policies for the consolidated annual accounts’

F-167	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

ING Bank’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of the top-down risk appetite framework, which sets concentration limits for countries, individual counterparties and counterparty groups and investment activities. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/reward guidelines and controls. To ensure a proper risk reward balance in our portfolios, the risk appetite framework is linked to the Medium Term Plan (MTP) process.

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

Within ING Bank, the ultimate authority approve or decline credit proposals resides with the Management Board Banking (MBB). The MBB has further delegated authorities, based on amounts and tenors to lower levels of the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with support of the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by CRM and any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

Risk governance per business activity

There is a split between Commercial Banking and Retail Banking. In practice, in 2014 Credit Risk Management (CRM) consisted of the following units; Commercial Banking CRM (CB), Global Credit Restructuring (GCR), Credit Capitals and Retail Risk Management (CC&RRM), Information Management Services (IMS) and Strategy and Business Management (S&BM).

Credit risks of commercial and retail banking are monitored by Commercial Banking CRM, Global Credit Restructuring and Retail Banking. These units are guided, instructed and supported by Credit Capitals, Information Management Services and Strategy & Business Management. Each head of the five units reports directly to the CRM General Manager. As shown in the organisation chart, the CRM General Manager reports directly to CRO.

The	CRM role encompasses the following activities:

•	Measures, monitors and manages the credit risks in the Bank’s portfolio;

•	Challenges and approves new transactions or any changes to previously approved terms and conditions applicable to clients;

•	Manages the levels of provisioning and risk costs, and advice on impairments;

•	Provides consistent policies and systems and tools to manage the credit lifecycle of all credit risk taking activities.

ING Group Annual Report on Form 20-F 2014	F-168

Notes to the consolidated financial statements continued

A range of committees are in place at CRM level both at transactional and policy level. The Global Credit Committee for Transaction Approval (GCC(TA)) is the highest approval authority level within ING Bank (with the exception of MBB and ING Bank Supervisory Board), and is mandated to discuss and approve transactions entailing taking of credit risks. Next to that is the Global Credit Risk Committee Policy. ING Group Credit Risk Committee Policy or “GCC (P)” is the highest level ING Group body (with the exception of ING Group Executive Board), which is authorised to discuss and approve policies, methodologies and procedures related to Credit, Country and Reputation Risks within ING Group or exclusively ING Bank. Following the (partial) divestment of NN bank from ING Group, the GCC(P)’s main focus is on ING Bank items. The Credit Risk Committee (CRC) is the next highest level ING Bank body, authorised to discuss and approve policies, methodologies and procedures related to Credit Risk within ING Bank.

The Models Development Committee (MDC) serves as a technical advisor to CRC and is a planning body for future model development. The MDC has a delegated mandate to approve credit risk models which cover smaller portfolios. The ING Bank Provisioning Committee (IPC) is the sole Approval Authority that can approve Loan Loss Provisions (LLP) amounts for all ING Bank entities. The ING Bank Impairment Committee decides on the quarterly debt, equity and real estate impairments in Available for Sale (AfS) books. The IPC and Impairment Committee are fully integrated as of 2014 and executed in connection with the Finance department.

Commercial Banking

Commercial Banking manages the credit risk of the commercial banking activity i.e. the corporates, sovereigns and counterparties (financial institutions). There is a functional reporting line from the regional CB risk departments to CB CRM. There is a hierarchical reporting line from the risk departments Corporate & Structured Finance, Real Estate Finance, Counterparty & Investment and Real Estate & Other to CB CRM. Several reports are made regularly for monitoring and managing purposes. These reports are intensively discussed with the (regional) risk managers. Credit RWA developments are monitored on portfolio level and per individual client during the month.

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

Retail risk

The Retail banking business line covers Retail Banking Benelux and Retail Banking International. There is a functional reporting line from the business units to the Retail Risk Management (RRM) department. The retail risk portfolio is defined as a group of homogeneous credit assets, where a set of policies and processes for approving high volumes of counterparties and transactions can be applied. Exposures are pooled and managed through a set of standard policies and procedures over its entire life cycle. Several reports are made regularly for monitoring and managing purposes. These reports are intensively discussed with the (regional) risk managers. Credit RWA and other key credit risk metric developments are monitored on portfolio level during the month.

RRM has two specific delegated mandates: RRM has the mandate to re-allocate retail risk appetite statement boundaries between different segments. Secondly, RRM has the mandate to approve the annual update for the PD, LGD, and EAD parameters for the CRR/ CRDIV Standardised portfolio.

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

Information Management Services

Information Management Services (IMS) manages, updates and improves the Credit Risk infrastructure of ING Group to support Credit Risk life cycle activities:

•	Supports CRM and ING organisation;

•	Optimises Credit Risk related end-to-end data, processes and systems;

•	Enables advanced technologies and analytics to support decision making;

•	Creates and strengthens a risk/reward culture within the bank.

Supported business processes include Credit Risk Approval, Loan Loss Provisioning and Credit Risk Reporting through the development and maintenance of Credit Risk systems.

Strategy & Business Management

Strategy & Business Management (S&BM) is a strategic business partner for various stakeholders within CCRM, the ING organisation and the regulator. S&BM sets policy, advises on strategic matters, credit and reputation risk within ING; provides management information on credit risk for all portfolios; and coordinates and facilitates various CRM non-risk and supporting processes.

F-169	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Engagement

CRM, as a Top Employer, finds it is important to engage staff, and link with society. CRM organises annually a strategy project in which a large deal of interaction between (senior) manager and employees takes place. Regular Town Hall meetings are organised which bring employees and senior management closer. Topics usually include a reflection on the quarterly results of ING but also touch upon HR, ethics, compliance and other subjects. Also, CRM whole heartedly embraces the Winning Performance Culture scan, in which the employee satisfaction is measured and monitored. CRM also promotes support of charity funds like Chances for Children.

Integrity

Specific training on “good banker-ship” is obligatory. These courses, approximately three per year are known as the Personal Integrity Programme (PIP). Each CRM employee, senior managers included, needs to pass these courses within defined time frames. For specific roles within CRM, the Insider regulation applies. Those employees are obliged to adhere to certain rulings in trading in shares and confidentially restrictions. All new CCRM staff must attend an ORM/Compliance introduction workshop. Results and involvement are monitored and a quarterly update is provided to the Management Team in the ORM/Compliance Quarterly Report.

Communication

New methods to improve communication are regularly created and implemented. For example, a network of news brokers has been established. These are dedicated employees, who are kept informed of activities and changes within CRM and are responsible for informing their teams. Additionally they provide bottom up information and carry information from the teams back to the Management Team. CRM also has its own dedicated intranet site, providing Credit Risk Alerts, the Basel III Newsletter and the Policy House while the internal ING networking site, “Buzz”, is also used for internal communication.

Credit Risk Appetite and Concentration Risk Framework

The Credit Risk Appetite and Concentration Risk Framework enables ING to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio.

ING Group Annual Report on Form 20-F 2014	F-170

Notes to the consolidated financial statements continued

Credit risk appetite

Credit risk appetite is the maximum level of credit risk ING Bank is willing to accept for growth and value creation. This credit risk appetite is linked to the overall Bank-wide risk appetite framework. Articulating the credit risk appetite is a complex task that requires balanced views. It can be expressed in quantitative and qualitative measures. Having a credit risk appetite achieves:

•	Clarity over the credit risks that ING Bank can assume; focused execution in balancing ING Bank’s credit risk exposures within the boundaries of ING’s strategy, target setting and prudent risk management;

•	Consistent communication to different stakeholders;

•	Guidelines how to align reporting and monitoring tools with the organisational structure and strategy;

•	Alignment of business strategies and key performance indicators of business units with the overall ING Bank credit risk appetite by means of the MTP.

Credit risk appetite is present across different levels within ING Bank, at the portfolio level as well as transaction level. The various credit risk appetite components at the portfolio and transaction level together result in the credit risk appetite framework.

Credit risk appetite statements are defined top-down across the credit risk categories (pre-settlement, money market, lending, investment), and connected to ING Bank high-level risk appetite across all risk types (credit, market, business and non-financial risk). They consist of a set of high-level credit risk metrics; expected loss, economic capital, risk-weighted assets and exposure at default. For each credit risk metric a boundary is set that is cascaded down and monitored on a monthly basis. The adherence to the boundaries and the pro-active approach to manage the portfolio within the risk appetite boundaries are part of the key performance indicators of the business line managers and as such have a direct impact on their remuneration.

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

Every country where ING has exposure has a country limit which is reviewed monthly and updated when needed. The country limit is a function of various factors including amount of capital consumption, GDP of the country, internal rating, and amount of funds entrusted generated. In case the utilisation is above 90%, the respective credit risk manager is expected to take action to bring the utilisation below 90% or to submit to the relevant approval mandate holders a country limit review requesting a higher limit to accommodate the increasing exposure. In case of countries with elevated levels of geo-political or severe economic cycle risk like Argentina, Ukraine and Russia in 2014, the monitoring is performed on a more frequent basis with strict pipeline and exposure management to protect ING Bank from adverse impacts.

Single name and sector concentration

ING Bank has established the concentration risk framework in order to identify, measure monitor concentrations at country, portfolio and/or counterparty level. It consists of single name concentration i.e. losses due to the unexpected default of a single counterparty. Sector concentration (systemic risk): substantial increase of the ING Bank risk profile (expressed in increased risk weighted assets) due to the joint deterioration of a group of correlated counterparty/transactions, sensitive to the same external (macro-economic) factor(s) related to their geographic location, exposure class or industry. The LGD of a single name concentration is measured against a maximum LGD amount.

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

F-171	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

tests on a monthly basis in order to continually assess the portfolio risks and concentrations. These monthly stress tests are consistent with the stress scenario as established in the ING Bank wide credit risk appetite framework. The monthly stress tests are reviewed in the Credit Portfolio Committee (CPC) and potential management actions are proposed if necessary.

ING Bank performs periodical stress tests based on a standardised and pre-determined 1-in-10 year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and EC are recalculated to assess what the combined impact of such a year would be. The additional CRWA that ING should allocate in such an event is named CRWA-at-Risk. These stress test results are submitted to CPC on a periodical basis, in which the results are explained and discussed. If needed actions are formulated.

Next to the periodical pre-determined stress test related to CRWA-at-Risk, CRM performs ad-hoc stress tests based on severe but plausible scenarios. These stress tests can be for internal purposes or at the request of the regulators and are input for future Credit Risk Appetite setting. Stress testing is used as an additional safety net within CRM. Through stress tests the impact of severe but plausible downturn scenarios are determined, which might not be captured in the regular rating models (Probability of Default, Loss Given Default and Exposure at Default). Therefore, next to the Pillar I and Pillar II capital calculations, based on the results of various stress test, ING Bank ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

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

The Retail risk portfolio program is defined as a set of policies and processes, which are laid down to manage a retail risk portfolio within a predefined risk appetite statement. A retail risk portfolio is defined as a group of sufficiently homogeneous credit assets, where:

•	A consistent set of credit policies and processes for approving a high volume of counterparties and transactions could be applied;

•	Exposures could be pooled and managed through a set of standard policies and procedures over its entire life cycle.

A risk appetite statement in the context of a retail risk portfolio program is a pre-defined set of minimum performance criteria.

The Commercial Banking risk program is a detailed analysis of a defined product and/or industry that identifies the major risk drivers and mitigants, the internal business mandate, and proposes the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit - to undertake that business. A risk program is always prepared by the Front Office responsible for the internal business mandate and requires an approval from the ING Bank Global Credit Committee (unless specifically delegated to a different approval mandate).

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

Credit approval process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of counterparty (corporate, banks/financial institution, structured products clients) there is a separate process. The line credit risk managers are organised along the business lines of ING Bank and are specialised in the relevant area of expertise. The credit approval process is supported by, amongst others, a credit approval system which ensures consistency and completeness; a risk rating system which contains all the risk rating models to ensure a proper rating is given to a counterparty and a limit and exposure monitoring system which subsequently feeds into the credit approval system. The rating model is used to indicate a counterparty’s creditworthiness translated into a probability of default (PD), and to determine the maximum risk appetite that ING Bank may have for a given type of counterparty (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) also depends on the risk rating. ING Bank has a rating system with in total 22 grades (1=highest rating; 22=lowest rating) and are split in the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Restructuring (Risk Rating 1-19);

•	Problem (Risk Rating 20-22).

ING Group Annual Report on Form 20-F 2014	F-172

Notes to the consolidated financial statements continued

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

RWA comparison

Comparison of RWA and risk weights across institutions is inherently challenging. Differences in RWA among banks have been classified by BIS in 3 categories:

1)	Risk based drivers that stem from the differences in underlying risk at the exposure/ portfolio level and in business models/ strategies including asset class mix;

2)	Practice-based drivers including approaches to risk management and risk measurement;

3)	Regulating environment such as supervisory practices, implementing laws and regulations including national discretion and accounting standards.

For further analyses of the ING RWA density compared with the BIS study, we refer to the Pillar III section.

Under regulatory guidance, an IRB bank is allowed to report portfolios on SA up to 15% of total credit RWA. In future, the permanent partial use of SA will be strengthened. This change is laid down in a recently published consultation document from EBA (as mandated in article 150 of the CRR). In this consultation document it is stated that if the number of material counterparties is limited and it would be unduly burdensome to implement IRB, IRB banks can use SA for parts of their portfolio. Exposures and RWA in scope cannot exceed 8% of the relevant exposures. In general, capital calculated with AIRB is more accurate and therefore has often a lower risk weight than when using the Standardised Approach (SA). This Supervisory Practice has an influence on the comparability of RWA across institutions.

Risk based drivers

ING Bank portfolio is heavily dominated by secured lending especially in the areas of residential mortgages, structured finance, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA calculation. Another important element of the ING business model is the focus on retail exposures collateralised by residential property. ING’s retail portfolio is mainly comprised of residential mortgages. The regulatory formula for this exposure class tends to result in the lowest RWA, all other factors being equal.

Practice based drivers

ING Bank tries to have an ‘early in early out’ approach to troubled exposures. This means that ING has a conservative default definition. This will have a direct impact on the level of RWA. In addition to an impact on RWA, the conservative default definition implies that many of both corporate and retail customers classified as non-performing are not overdue for more than 90 days in either interest or principal. For all customers, ING uses a borrower rating which means that a customer will only have one PD regardless of the type(s) of transactions done with ING Bank. This means that if one facility is in default, usually all facilities of the client are in default. Once the customer is deemed performing, a non-default PD will be given to the borrower. Non-performing clients which were granted forbearance measures need to stay non-performing for a minimum of one year starting from the moment they are classified as forborne. Only after this probation period the clients may become eligible to be changed back to performing.

Regulatory environment

ING Bank is regulated by many host supervisors; however the primary supervising entity is ECB. ECB ensures that the regulatory rules (CRR/CRDIV) are adhered to, including the strict ‘significant change’ policy that requires all changes to the internal models (PD, LGD and EAD) above a threshold to be reviewed and approved by ECB.

Next to different risk profiles, which accounts for the largest RWA deviation when comparing RWA levels between financial institutions, risk based drivers, practice based drivers and regulatory environment (e.g. Advanced Internal Rating Based approach or the Standardised Approach) can have a substantial impact on the regulatory capital / RWA of a financial institution. These factors make it challenging to compare capital levels across banks. ING Bank continues to work with industry groups including EDTF to improve the transparent reporting of our capital calculations.

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

EC is an important ingredient for the Risk Adjusted Return On Capital (RAROC) ratio. RAROC is a risk adjusted profitability measure over Economic Capital and supports transaction decision-making processes (for example through the ING Bank loan pricer tool). RAROC allows measuring the risk adjusted return of different products and structures within different parts of the organisation along one and the same yardstick. Next to Pillar II based RAROC, within commercial banking, a Pillar I ‘sanity check’ is performed on transaction level. This sanity check is a ‘margin over credit risk weighted asset (CRWA)’ ratio, which should exceed a pre-determined level (hurdle), which is tested in the Front Office ‘green light committees’.

F-173	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

An important characteristic of the CRM infrastructure and framework is that models are built for several purposes, including EC, RC and Loan Loss Provision. These rating models are broadly used throughout the ING Bank organisation which is therefore compliant with the Basel Use Test requirement and ensures active feedback on the risk parameters by business units.

The short overview below shows the main differences between RC and EC, within ING Bank.

Conceptual differences between Regulatory Capital and Economic Capital
Regulatory capital	Economic capital
For portfolios which are reported on SA, the CRR/CRD IV compliant look-up tables are used to determine risk weights.	EC for SA portfolios is calculated by means of AIRB based unexpected loss formula which is based on the corresponding PD, Downturn LGD and EAD inputs.

The 1.06 regulatory scaling-factor is used.	The 1.06 regulatory scaling-factor is not used.

Regulatory LGD values including potential downturn adjustment are used.	Downturn LGD values which include potential downturn adjustments.

For non-Sovereign exposures the PD values are floored at 3 BPS.	Use of non-floored economic PD.

For Securitisations the risk weights are determined by applying the CRDIV complaint external rating based look-up tables. For Mont Blanc exposures the Internal Assessment Approach is used.	EC for securitisations is calculated by applying the Corporates formulae within the CRR framework (based on internal PD, EAD, DLGD values and remaining maturity).

For exposures from 1 year and longer: PD values represent the PD for 12 months.

Shorter than 1 year: 1 year PD values are used. Next to the PD, there is the maturity adjustment: always set to 1 year (for tenors shorter than 1 year) unless, the product is placed on a list of self-liquidation and or trade related products that is CRC approved (in line with the CRR). These should be seen as “not part of the institution’s ongoing financing of the obligor” (CRR article 162).

For exposures from 1 year and longer: PD values represent the PD for 12 months.

Shorter than 1 year: except for lending to clients rated 11 and worse (1 year PD floor), all PD’s are floored at 1 month. So an exposure with a remaining tenor of 6 months will have a PD value based on 6 months.

Regulatory EAD is employed for all exposures.	Economic EAD is employed instead of regulatory EAD for all exposures except for FM products for which regulatory EAD is used (as well as downturn LGD).

The CRR/CRDIV based confidence level of 99.90% is used.	Linked to Risk Appetite, a confidence level of 99.95% is used.

CRR/CRDIV compliant correlations are used. The Increased Correlations for FI’s was applied in 2014.	ING specific correlations are used, in order to capture the ING portfolio specifics including diversification benefits, concentration risk and single name risk.

In 2014 CVA Capital Charge is added to Regulatory Capital for credit risk.	CVA risk is taken into account as calculated under Pillar I based on the CRR Standardised Approach.

In the Solvency Report Other non-credit obligation assets (ONCOA) are included.	Credit risk related ONCOA items are included.

EC is calculated using the economic values of rating models (PD, EAD and LGD). In line with regulatory requirements, so-called ‘significant changes’ to these rating models are communicated to the regulator for approval. Significant changes relate to the impact on Credit RWA (Pillar I) or to the significance (size) of the model for the ING Bank portfolio.

Credit risk measurement

There are two broad ways to measure credit risk within ING Bank’s portfolio, depending on whether the exposure is booked under an ING office which is permitted by the DNB to use the Advanced Internal Rating Based (AIRB) approach, or if it falls under the Standardised (SA) approach. ING Bank does not use the Basel Foundation (FIRB) approach for any portfolio.

Standardised Approach

Unlike the AIRB approach, the standardised approach applies a fixed risk weight to each asset as dictated by the Financial Supervisory Authorities, and is based on the exposure class to which the exposure is assigned. As such, the Standardised Approach is the least sophisticated of the Regulatory Capital methodologies and is not as sensitive as the risk-based approach. Where external rating agency ratings are available, they may be used as a substitute to using the fixed risk weightings assigned by the Financial Supervisory Authorities. Because the underlying obligors are relatively small, the underlying obligors tend not to have external ratings.

Advanced Internal Rating Based Approach

There are four elements which drive the Regulatory ‘risk-based approach’ to the determination of the capital base.

Probability of Default (PD): The first is the counterparty’s probability of default, which measures a counterparty’s creditworthiness in terms of likelihood to go into default. The result of this calculation attempts to measure the senior, unsecured standalone creditworthiness of an organisation without consideration of structural elements of the underlying transactions, such as collateral, pricing, or maturity. Each borrower should have a rating which translates into a PD.

Exposure at Default (EAD): The second element is the counterparty’s exposure at default. These models are intended to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstanding that may occur on that date is also not known, ING Bank uses a combination of statistical, expert and hybrid models to estimate the Exposure at Default. With the exception of guarantees and letters of credit, the EAD is always

ING Group Annual Report on Form 20-F 2014	F-174

Notes to the consolidated financial statements continued

equal to or higher than the associated credit risk outstanding, under the assumption that counterparties tend to absorb liquidity from available credit resources before financial problems become apparent to the counterparty’s creditors. The EAD is largely a function of the type of credit facility (revolving, overdraft, term) offered to the borrower.

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

Maturity (M): The fourth element is the time to the maturity of the underlying financial obligation. Regulations (CRR/CRDIV) cap the maturity element at five years, despite the fact that many obligations extend their facilities for longer than five years.

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

Credit risk models

Within ING Bank internal Basel compliant models are used to determine the PD, EAD and LGD for regulatory and economic capital. Bank wide, ING Bank has implemented around 80 models, including various sub models that may be applicable for a specific portfolio. There are three types of modelling which form the foundation of these PD, EAD and LGD models used throughout the Bank.

•	Statistical models are created where a large set of default or detailed loss data is available. They are characterised by a sufficient number of data points that facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available;

•	Expert models are based on the knowledge and experience of experts from both risk management and front office staff and literature from rating agencies, supervisors and academics. These models are especially appropriate for ‘Low Default Portfolios’, where limited historical defaults exist;

•	Hybrid models contain characteristics of both expert and statistical models.

Next to the model choice, the definition of default is an important starting point for model building. ING Bank uses a framework that integrates elements of the regulatory definition of ‘Default’ and the loan loss provisioning indicators under IAS 39. The rationale is that several indicators are very close to the indications of an obligor’s ‘unlikeliness to pay’ under European regulation (CRR/CRDIV) and similar regulations. Integration of both frameworks makes it possible to use the regulatory risk components PD, LGD and EAD in the collective provisioning process under IAS 39, further enhancing ING Bank’s compliance with the CRR/CRDIV ‘use test’. Key differences between the parameters used for Loan Loss Provisioning and Regulatory Capital calculations are that Regulatory Capital parameters are typically through the cycle while Loan Loss parameters tend to be more point in time. Additionally, the LGD for Regulatory Capital calculations is based on a down-turn LGD.

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

F-175	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

•	MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum between the MtM of the trade and the model-based Add-on. The MtM fluctuates through the life of the contract. The model-based Add-on is product-specific, and takes into account remaining time to maturity, profiling per time-buckets etc. Add-ons are updated with a frequency that takes into account the major market changes. This methodology is used for pre-deal exposure assessment of all ING Bank financial markets products and for post-deal risk calculations for financial markets portfolios for which computational efforts and costs associated with implementation of Scenario Simulation approach are not justifiable;

•	Scenario Simulation approach (Monte Carlo approach): Scenario Simulation approach is the most complex of the methods for PS risk calculations. This approach is the only approach that fully takes into account the daily market conditions, including correlations between the risk factors and portfolio benefits. This approach is also referred to as Monte Carlo (MC) approach and is currently used for the largest volume of derivative products such as FX and interest rate derivatives. ING Bank is in the process of implementing this approach for more products. The monitoring of the PS exposures and the limit setting for the products within the scope of the MC approach are based on the exposures resulting from the MC approach, the pre-deal check exposure assessment is based on the MtM plus model add-on approach.

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

Credit risk model governance

All PD, EAD and LGD models are built according to the ING Bank internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Validation (MV), the Credit Risk Committee (CRC) approves the models. For certain local models, the approval authority is delegated by the CRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the DNB in a quarterly report. In addition, MV validates each model on an annual basis. During such periodical validation the model performance is analysed via amongst others backtesting. Most of the credit models reviewed by MV show a conservative observed performance compared to predicted levels.

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in the CRDIV, the DNB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments, including countries.

ING Bank’s PD rating models are based on a 1-22 scale (referred to as the “Masterscale”), which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING Bank rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING Bank rating of 2 corresponds to an S&P/ Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

ING Group Annual Report on Form 20-F 2014	F-176

Notes to the consolidated financial statements continued

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

Risk ratings assigned to counterparties are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored. Over 95% of ING Bank’s credit risks have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Regulatory compliant ratings exceeds 99% coverage by exposure. Some of these models are universal in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance and Leveraged Companies. While other models are more regional or country specific, such as PD models for SME companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

Rating Models for retail counterparties are predominantly statistically driven and automated, such that they can be updated on a monthly or bi-monthly basis. Models for SME companies, and larger corporates, institutions and banks are manually updated, and are individually monitored on at least an annual basis.

Exposure classes

BCBS (Basel Committee) and the European law (CRR/CRDIV) have developed the concept of ‘Exposure Classes’. These are essentially groupings of credit risks associated with a common counterparty type or product type. For the AIRB Approach, most of the exposure classes have subcategories. ING Bank has applied the following definitions to determine Exposure Classes:

•	Sovereigns include Sovereign Government entities, Central Banks and recognised Local / Regional Authorities as well as Supranational Organisations;

•	Institutions include all Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

•	Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

•	Residential Mortgages include all mortgage loans for residential properties that are not part of a securitisation; and

•	Retail Other includes all other credit obligations related to Retail SMEs, such as partnerships, one-man businesses and private individuals, such as consumer loans, car loans and credit cards.

•	Securitisations include securitisation programs for which ING Bank acts as an investor, sponsor or originator.

Under these exposure class definitions, it is possible for a private individual to be included under both residential mortgages and retail other.

The Pillar III disclosure provides detail of the ING portfolio classified by these Exposure Classes. This should be helpful for comparison with other AIRB banks. However, ING Bank does not manage its portfolio according to these exposure classes but based more on geography, customer segment, industry, and product. Therefore, additional portfolio breakdowns are also provided in Pillar III that reflect these management classifications of the portfolio.

The portfolio breakdown of ING Bank per exposure class and per risk category, based on Exposure at Default is shown below. The figures shown in the Credit Risk section are including loans to Group and Insurance being “intercompany loans”, unless stated otherwise:

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2014	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.2%	0.0%	9.1%	0.1%	1.0%	0.2%	0.5%	0.0%	12.8%	0.3%	13.1%
Institutions	4.3%	0.2%	2.6%	0.0%	1.1%	0.1%	6.0%	0.0%	14.0%	0.3%	14.3%
Corporate	27.2%	1.0%	0.2%	0.0%	0.1%	0.0%	1.3%	0.0%	28.7%	1.0%	29.7%
Residential mortgages	34.9%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	34.9%	0.7%	35.6%
Other retail	5.0%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%	1.3%	6.3%
Securitisation	0.2%	0.0%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	1.0%	0.0%	1.0%

Total (ALL)	73.8%	3.2%	12.7%	0.1%	2.1%	0.2%	7.8%	0.0%	96.4%	3.6%	100.0%

F-177	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2013	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.8%	0.0%	7.3%	0.4%	1.2%	0.1%	0.5%	0.0%	11.8%	0.5%	12.3%
Institutions	4.3%	0.2%	3.5%	0.0%	1.6%	0.1%	3.7%	0.1%	13.1%	0.4%	13.5%
Corporate	26.2%	1.4%	0.2%	0.0%	0.1%		0.9%	0.0%	27.4%	1.4%	28.8%
Residential mortgages	37.2%	0.8%							37.2%	0.8%	38.0%
Other retail	4.7%	1.4%	0.0%				0.0%	0.0%	4.7%	1.4%	6.1%
Securitisation	0.3%		1.0%				0.0%		1.3%		1.3%

Total (ALL)	75.5%	3.8%	12.0%	0.4%	2.9%	0.2%	5.1%	0.1%	95.5%	4.5%	100.0%

Residential Mortgages and Corporates comprise over 65.3% of the total ING Bank portfolio (down from 66.8% in 2013). Even though the volume of residential mortgages has remained fairly stable over the year, as a proportion of the total portfolio they have declined most notably in the Netherlands.

The investment portfolio grew in 2014, mainly to support liquidity requirements which will be enforced by the introduction of the Liquidity Coverage Ratio, and is mainly concentrated to European central governments and central banks. The maturity of ING Bank originated securitisation BEL-SME 2006 in March 2014 means that the securitisation portfolio now comprises of only Investor (90.9%) and Sponsor (9.1%) securitisations.

The declines seen in the SA categories are due to the deconsolidation of ING Vysya Bank from ING Bank.

Models used for exposure classes

ING Bank has developed PD, EAD and LGD models for Commercial Banking and Retail Banking portfolios. PD, EAD and LGD models are subject to CRC (or in some delegated cases: MDC) approval and changes which significantly impact the results require approval from the regulator before implementation. By nature, the above described exposure classes have different, specific characteristics. To capture these specific characteristics and to have suitable valuations and analyses in place, CRM is continuously updating and developing models within each exposure class. In total, CRM makes use of around 80 different internal models, which have the following features:

•	PD models: Probability of Default (PD) estimates the likelihood that a borrower defaults within a given time period based on an assessment of borrower specific information (e.g. financial information and qualitative information), payment behaviour and product related information. For the exposure classes Governments, Institutions and Corporates, with the exception of small and medium-sized entities, the models are mostly expert based scorecards based upon an assessment of borrower specific information. The small and medium-sized entities, Residential Mortgages and Retail models are country specific and are developed statistically or as a hybrid.

•	EAD models: Exposure at Default is the expected amount of ING’s exposure to a customer or counterpart at the time of default. Usually, this amount is higher than the amount of current outstanding. The EAD is facility-specific. EAD models estimate the expected amount of ING’s exposure to a borrower at the time of default based upon the current exposure and current limit. The methodology for EAD models divides the products into revolving and non-revolving products. Depending on the relationship between the limit and exposure at the moment of observation different calculations apply. A separate dimension is required for off-balance sheet exposures to estimate the fraction of off-balance sheet exposure that will be converted to an on-balance sheet exposure in the event of default. Important factors that determine the outcome of the EAD models are related to the portion of the unutilised amount of the limit that is expected to be utilised at the time of default and a factor that translates the (notional) exposure at default into a cash equivalent and is only relevant for off-balance sheet products. The models also make use of a factor that measures unauthorised excess, i.e. drawings beyond the approved Facility Limit, if any. In addition to product type, EAD is also influenced by the approach to risk management. ING Bank has a pro-active risk management approach with active Watch List management that can influence EAD.

•	LGD models: Loss Given Default is the measure of anticipated economic losses in a given Event of Default, taking into account the time value of money and includes both direct as well as indirect costs. LGD is facility-specific and expressed as a percentage of the EAD. LGD is largely a function of default scenarios, collateral, and guarantees obtained. Unsecured facilities typically have much higher anticipated loss ratios than secured facilities.

ING distinguishes four types of post default scenarios:

•	No Loss – Cure: the Borrower pays all overdue amounts (to the extend ING Bank is legally entitled to) and the asset becomes non-defaulted again. ING Bank does not experience any loss in the process. The relationship is not terminated. The borrower returns back to performing.

•	No Loss – Exit without loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure or the Borrower fully repays. Thereafter the relationship is terminated. ING Bank does not experience any loss in the process.

•	Loss – Exit with loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure. Thereafter the relationship is terminated. ING Bank suffers loss in the process.

•	Loss – Distressed Restructuring: ING Bank restructures the loan agreement so as to recover the exposure after allowing some discount. The relationship with the borrower continues after the restructuring. ING Bank suffers some loss in the process.

ING Group Annual Report on Form 20-F 2014	F-178

Notes to the consolidated financial statements continued

As of 2014, ING Bank has implemented the latest forbearance policy in line with EBA guidelines. More details on this are available in the forbearance section.

Changes in 2014 to credit risk models

The credit risk models are updated on a regular basis by taking into account more recent data, regulatory requirements and Model Validation recommendations. In 2014 model changes have been implemented to various important AIRB models across all exposure classes leading to a decrease in RWA of EUR 2.2 billion of which the major changes are:

•	Belgium Business and Consumer Lending: The LGD model for the Belgium Business and Consumer Lending portfolio was updated to better reflect current market circumstances, leading to an increase in RWA;

•	Governments: A new PD model was implemented for Central Governments to support a more efficient rating process. New LGD models were implemented for the Central and Local Government portfolio. These changes lead to a net decrease in RWA;

•	Germany Mortgages: the model was updated with more recent data and implemented in the central infrastructure. The net effect in RWA was neutral;

•	For the Small and Medium Sized entities updates have taken place in the Dutch LGD model, the Belgium LGD model and in the Central Eastern Europe PD and LGD models, leading to an increase in RWA.

In addition to these model updates, methodology change related to Masterscale update led to a decrease in RWA. For further details regarding model changes and the subsequent RWA migration in 2014 we refer to the chapter Risk Weighted Assets Migration Analysis in the Pillar III section.

Securitisations

ING Bank primarily plays three roles in its exposure to securitisations programs which are:

ING Bank as Investor

Retail Banking International has been the primary investor in securitisation transactions within ING Bank. Its core strategy was gathering customer deposits and providing lending products to its retail customers. The savings product is typically the first product to be launched in a country followed by mortgages and other retail products (current accounts, unsecured loans, credit cards etc.). The difference between retail liabilities and own originated retail assets is invested in high quality bonds and when appropriate in certain internal assets originated by other ING Bank entities. The ING Bank strategy has evolved to create more universal banks from the retail operations. In addition, the regulatory requirements for liquidity have become clarified over the last couple of years which decreases the attractiveness of securitisations as a form of liquid buffer. Therefore, ING Bank has greatly reduced its securitisation portfolio over the last years and the remaining portfolio is likely to run-off without replacement.

ING Bank as Originator

ING Bank occasionally originated own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. However, for a securitisation transaction to be recognised as for RWA reduction, risk transfer alone may be insufficient due to the increasing impact of the maturity mismatch formula. As a consequence, the RWA of the retained tranches for one of the transactions would be higher than the total RWA of the underlying pool before securitisation. In such cases the RWA calculation for the transaction is performed as if it was not securitised. ING Bank had done a very limited number of transactions as Originator. These have all matured or have been unwound.

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

Credit risk tools

Credit risk policies

ING credit risk policies provide for generic rules and roles and responsibilities that should always prevail within ING Bank. While allowance is given for discretionary variation to comply with local regulations, such variations must always comply with the content of a global ING Bank wide credit risk policy and approved by (local) credit risk. All credit risk policies are created according to the policy development standards and reviewed on a regular basis. Each policy has a credit risk sponsor and is created in close consultation with the various stakeholders within credit risk, front office and where applicable other corporate departments. All policies require approval by the Credit Risk Committee (CRC) and where applicable by the Global Credit Committee (GCC).

Credit risk systems and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING Bank is accomplished through promotion of single, common credit risk data standards and the integration into common credit risk tools that support

F-179	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

standardised and transparent credit risk practices. ING has chosen to develop the credit risk tools centrally. Credit Risk Management (CRM) together with the Bank-wide Customer Domain (BCD) jointly designs and operates the tools, the process and the environment while the ING units (the users) provide the data input and various other ING departments and/or external regulators provide the rules, policies, and methodology embedded in the various tools.

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

The main credit risk systems are all accessed through a portal (Vantage), which also provides global tools for the customer domain, compliance, and regulatory reporting.

ING Group Annual Report on Form 20-F 2014	F-180

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

GRID’s cross-reference functionality is essential. It enables the bank to link company information from different internal and external databases, with different local identification codes. Additionally, ING Bank automatically uploads credit ratings (from S&P, Fitch, and Moody’s) and any (new) security ID (CUSIP, SEDOL, Bloomberg ID, or ISIN) on a daily basis, based on this cross-reference structure.

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

Vortex Advanced Analytics

Since the beginning of 2014, CRM has introduced SAS based Vortex Advanced Analytics (VAA) as a tool for advanced risk analysis. It enables creation of flexible analyses and reports with high granularity within a short turnaround time. The biggest advantage of using VAA is that it significantly reduces the time spent on data collection and data preparation allowing more time to be spent on value adding analyses. VAA has also provided independence in accessing the right data and reduction in manual interventions due to automated data collection and preparation. VAA was used extensively in the ECB Comprehensive Assessment and continues to be used for the ongoing ad-hoc regulatory requests to which CRM caters to.

Integrated credit process environment (STARpro)

STARpro is an integrated suite of applications, which manages various workflow processes related to counterparty on-boarding for most of the commercial and business banking activities. STARpro is actually a series of interrelated functions that are required to seek approval, such as:

•	Financial statements import and projection analysis;

•	Establishing and appealing risk ratings;

•	Customer due diligence (CDD) Risk Level determination;

•	MiFID classification determination;

•	Environment and social responsibility reviews;

•	Determining loan pricing;

•	Seeking credit risk approval (the analysis);

•	Administration of (standardised) documentation;

F-181	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

•	Problem loan management and determining the level of ISFA provisions;

•	Document management (an electronic library);

•	Research reports from external rating agencies (S&P, Fitch, Moody’s, and Graydon) as well as internal equity research;

•	STARpro automatically receives organisation data from GRID and exposure information from Vortex.

The financial statements module provides the user with the ability not only to register a company’s financial statements in a common (IFRS-IASB based) format, but also to project the company’s future financial position as a result of the transactions contemplated. This allows the common view on the company’s financial status to be communicated throughout ING and to form a consistent basis on decision making processes relying on financial information. This data is then aggregated and presented on the (read-only) browser-based Financial Statements component of STARpro.

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

Role of reporting department

The credit risk reporting department contributes in the following ways to CRM:

•	Provides periodic overviews of credit capital, migration of credit risk weighted assets, concentration overviews by industry/sector/counterparty names required or requested by the DNB, the ECB and other European regulators;

•	Create periodic overviews of a set of high level credit risk metrics as defined in the ING Bank Credit Risk Appetite Statements and monitor to ensure that ING Bank remains within its defined Credit Risk Appetite;

•	Participate in the various exercises/simulations conducted by regulators and other policy-makers by being transparent in the data and analysis shared, to allow useful results and work towards more stable and efficient financial markets;

•	Provides senior management and other risk departments an insight showing trends and quantitative as well as qualitative analysis in significant risk areas within ING Bank in a comprehensive and simplified manner to facilitate informed decision-making;

•	Addresses ad hoc requests from regulators, analysts and rating agencies and other external stakeholders which are driven by current market events impacting specific regions, portfolios or counterparties; and

•	Serves as a control function by analysing various portfolios and comparing them to certain risk policies. In addition, significant monthly portfolio changes are analysed and reviewed.

ING Group Annual Report on Form 20-F 2014	F-182

Notes to the consolidated financial statements continued

ING Bank’s credit risk reporting principles

The Basel Committee on Banking Supervision (BCBS) released a document in January 2013 on Principles for Effective Data Aggregation and Risk Reporting. The paper stems from a recommendation made by the Financial Stability Board (FSB) and outlines 11 key principles for global systemically important banks to follow. Credit risk has done a self-assessment and rates itself satisfactory or better on all reporting principles. Nonetheless, gaps have been identified in certain sub-portfolios and actions are being planned to further improve the credit information technology and reporting.

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

Risk rating buckets per line of business

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P, Moody’s and Fitch equivalents.

Risk classes ING Bank portfolio, as % of total outstandings (1)
		Commercial Banking		Retail Banking Benelux		Retail Banking International (2)		Corporate Line		Total ING Bank
		2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
1	(AAA)	6.1%	1.9%	0.0%	0.0%	9.8%	8.5%	42.3%	5.0%	5.6%	3.2%
2-4	(AA)	10.2%	14.2%	5.7%	5.4%	17.0%	16.6%	0.5%	60.3%	10.5%	12.6%
5-7	(A)	23.3%	23.0%	4.1%	4.1%	15.9%	21.6%	11.6%	16.5%	14.8%	16.1%
8-10	(BBB)	27.2%	26.6%	27.7%	34.4%	33.1%	27.9%	14.9%	5.7%	28.9%	29.3%
11-13	(BB)	22.8%	22.6%	47.3%	41.5%	16.8%	18.8%	30.6%	12.3%	29.2%	27.7%
14-16	(B)	6.3%	6.6%	8.6%	8.2%	5.6%	4.6%	0.0%		6.8%	6.5%
17-22	(CCC & Problem Grade)	4.2%	5.1%	6.6%	6.4%	1.8%	2.0%	0.0%	0.2%	4.2%	4.6%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

The Masterscale used within ING Bank to rate clients was updated in May 2014 to include ING own collected data. This update resulted in the movement seen in Retail Banking International in rating A to BBB and is due to downward re-rating of mortgage clients in DiBa which is now in line with the bank-wide rating methodology. Similar movements were seen in Retail Banking Benelux in mortgages where outflow of WestlandUtrecht mortgages to NN Bank and the economic downturn reflected in the mortgage client ratings causing them to slip from BBB to BB. The big increase in AAA rated clients was due to the increase in investments with European sovereigns.

Credit risk types

Continued transfer of performing mortgages from WestlandUtrecht Bank to NN Bank combined with the economic downturn reflected in the mortgage ratings predicted by the Dutch mortgage models resulted in an increase in BB rated and decrease in BBB rated Lending outstandings. Investments as a proportion of the total ING Bank portfolio have grown to 12.8% (2013: 12.4%). The investment portfolio saw a healthy growth in AAA-rated outstandings due to increased placements with European sovereigns as it becomes more of a liquidity portfolio to support liabilities under a new Liquidity Coverage Ratio regime. Due to local regulatory requirements in certain units, Money Market postings tend to be with central banks and other highly rated financial institutions.

F-183	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings (1)
		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
1	(AAA)	1.5%	1.2%	30.0%	12.1%	4.8%	23.2%	1.2%	1.2%	5.6%	3.2%
2-4	(AA)	5.4%	6.2%	33.7%	48.3%	41.5%	27.1%	11.4%	9.8%	10.5%	12.6%
5-7	(A)	10.1%	11.5%	17.5%	17.9%	21.4%	27.3%	58.1%	61.0%	14.8%	16.1%
8-10	(BBB)	33.1%	34.1%	11.1%	10.4%	23.5%	16.9%	20.0%	17.2%	28.9%	29.3%
11-13	(BB)	36.0%	33.1%	6.9%	10.4%	7.8%	5.5%	7.2%	8.6%	29.2%	27.7%
14-16	(B)	8.6%	8.1%	0.6%	0.7%	0.5%		1.5%	1.3%	6.8%	6.5%
17-22	(CCC & Problem Grade)	5.4%	5.8%	0.3%	0.2%	0.6%		0.6%	0.9%	4.2%	4.6%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

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

During 2014, the overall portfolio expanded, which caused shifts in concentration per economic sector. A more prominent place is now taken in by Central Governments in the RBI portfolio due to an increased position in the German, Spanish and Italian Unsecured Bonds, whilst the Central Bank concentration decreased mainly due to a swap of cash held at the Central Bank into debt securities. The concentration of mortgages continues to decrease, seen in the private individuals number. Also, the share of Real Estate in the Commercial Banking portfolio decreased substantially due to actively reducing the portfolio via regular repayments.

Risk concentration: ING Bank portfolio, by economic sector (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Private Individuals	0.0%	0.0%	73.6%	74.1%	59.6%	57.1%	0.0%	0.0%	40.9%	41.5%
Commercial Banks	15.4%	14.8%	0.3%	0.2%	8.1%	11.2%	45.1%	23.0%	8.8%	9.0%
Central Governments	11.9%	10.9%	1.2%	1.3%	8.0%	5.0%	35.0%	59.9%	7.5%	6.7%
Non-Bank Financial Institutions	12.2%	13.2%	0.8%	0.8%	5.0%	7.3%	19.9%	17.1%	6.5%	7.4%
Real Estate	10.3%	12.0%	4.9%	4.9%	0.7%	0.9%	0.0%	0.0%	5.7%	6.2%
Natural Resources	14.0%	14.2%	0.4%	0.4%	0.6%	0.7%	0.0%	0.0%	5.6%	5.4%
Lower Public Administration	0.9%	0.4%	2.7%	1.8%	8.0%	7.3%	0.0%	0.0%	3.5%	2.9%
Transportation & Logistics	7.4%	6.5%	1.2%	1.3%	0.3%	0.3%	0.0%	0.0%	3.3%	2.8%
Food, Beverages & Personal Care	3.4%	2.9%	2.1%	2.1%	1.2%	1.2%	0.0%	0.0%	2.3%	2.1%
Services	2.9%	3.1%	3.3%	3.3%	0.5%	0.5%	0.0%	0.0%	2.3%	2.4%
General Industries	3.8%	3.3%	1.5%	1.5%	1.3%	1.5%	0.0%	0.0%	2.3%	2.1%
Central Banks	4.2%	5.5%	0.1%	0.2%	1.7%	3.4%	0.0%	0.0%	2.1%	3.0%
Other	13.8%	13.2%	8.0%	8.1%	5.1%	3.6%	0.0%	0.0%	9.3%	8.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

ING Group Annual Report on Form 20-F 2014	F-184

Notes to the consolidated financial statements continued

Country risk

In Europe, growth continued in the German portfolio, both corporate and retail. Lower proportion of Dutch mortgages in the overall portfolio has reduced the overall concentration of the Netherlands.

Largest economic exposures: ING Bank portfolio, by geographic area (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Corporate Line		Total ING Bank
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Netherlands	15.2%	17.4%	68.4%	70.5%	0.8%	0.7%	49.2%	77.8%	28.2%	30.5%
Belgium	6.6%	6.9%	29.5%	27.5%	0.4%	0.3%	0.0%	0.0%	12.0%	11.6%
Germany	5.0%	4.5%	0.2%	0.2%	44.9%	43.5%	4.1%	2.8%	14.1%	13.9%
Rest of Europe (2)	41.8%	45.4%	1.6%	1.5%	35.9%	34.0%	2.1%	1.5%	27.4%	27.7%
Americas	17.2%	13.1%	0.1%	0.1%	1.4%	1.2%	7.2%	0.7%	7.6%	5.5%
Asia/Pacific	13.3%	12.2%	0.1%	0.1%	16.5%	20.3%	37.4%	17.1%	10.3%	10.6%
Rest of World	1.0%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Geographic areas are based on the primary country of risk and not based on country of residence for private individuals.
(2)	The top 5 exposures within Rest of Europe are to United Kingdom, Spain, France, Poland and Italy

Credit quality

In this section the credit quality of the ING Bank portfolio is described. Outstandings carrying a risk that ING will end up with an actual loss or with an opportunity loss, if no specific action is taken, are captured in this section. Since the beginning of the crisis, the quantity and the share of the total ING credit risk portfolio of past due obligations, provisions, non-performing loans in general or any other loan that requires special risk management attention has increased. The average turnaround time of problematic files has stabilised in 2013 and improved in 2014, however is not yet back to pre-crisis levels. Obviously, the length and intensity of the crisis require continuous attention for credit quality. In this section the distinction between the Retail and Commercial Banking approach of past due obligations will be explained. Also the watch list and restructuring status will be introduced and an insight in the non-performing portfolio is given. After that, an analysis of the loan loss provisions is made and finally, the concept of forbearance will be discussed. As a logical next step, the credit risk management paragraph will be concluded with extended analyses of the strategy of ING Bank to mitigate its credit risk.

Past-due obligations

Retail Banking continuously measures its portfolio in terms of payment arrears. The retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. The methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to be operational in nature for retail loans and small businesses portfolios. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrears continue to exist, the obligor is transferred to a restructuring unit. The obligor is downgraded to risk rating 20 (non-performing) when the arrears exceed 90 days. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments. The table below captures all past due exposures starting from day 1, without excluding the first 5-7 day operational time interval.

Aging analysis (past due but not non-performing): ING Bank consumer lending portfolio, outstandings (1)
	2014	2013
Past due for 1–30 days	4,185	5,556
Past due for 31–60 days	849	1,125
Past due for 61–90 days	109	129

Total	5,143	6,810

(1)	Based on consumer lending. The amount of past due but not non-performing financial assets in respect of non-lending activities was not significant.

In 2014 the Retail portfolio showed a decrease in the past due but not impaired portfolio of 24%. Past due outstandings decreased over the year mainly due to new forbearance policy resulting in a shift from performing loans to non-performing loans, due to better collection of arrears and due to an overall improvement seen in the economic conditions. The deconsolidation of ING Vysya Bank had an impact of 7% in reducing the exposures. Without these for mentioned declines the decrease would be around 3%.

Commercial Banking: for business loans (governments, institutions, corporates); ING Bank has adopted a policy to classify the obligor as a non-performing loan as quickly as possible upon the occurrence of a payment default or even before. These are the default triggers:

F-185	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

1)	Bankruptcy or financial reorganisation: The Borrower has sought or has been placed (or is likely to seek or be placed) in bankruptcy or similar protection, where this would avoid or delay repayment of the financial asset;

2)	The Borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

•	Corporates: more than 90 days;

•	Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING Bank to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default;

3)	ING Bank thinks the Borrower is unlikely to pay: The Borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the Financial Asset. The following events could be seen as examples of financial difficulty indicators, but not as default triggers per se:

•	a material breach of contract;

•	the disappearance of an active market for a certain financial asset;

•	the downgrading of a Borrower’s external rating;

4)	Restructuring of the credit obligation for non-commercial reasons: ING Bank has granted concessions, for economic or legal reasons relating to the Borrower’s financial difficulty, the effect of which is a reduction in ING’s expectation of future cash flows of the financial asset below current Carrying Amount.

As such, other than the arrear driven approach at Retail Banking, Commercial Banking has a much more individual name approach, using Early Warnings indicators to signal probable, upcoming, redemption breaches. As a general rule, in line with the Regulatory definition (CRR/CRDIV), ING Bank considers all business loans as non-performing if they are 90 days past due.

Credit restructuring

Global Credit Restructuring (GCR) is the dedicated and independent corporate department within CRM that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR deals with accounts or portfolios requiring an active approach, which may include renegotiation of terms & conditions and business or financial restructuring. The loans are managed by GCR or by the Regional Restructuring Units in the various regions and business units. GCR can approach files in several manners called Plans. Plan A generally consists of a consensual restructuring with the present owner and, sometimes, the executive management, based on debt reduction, additional collateral or external equity versus improved conditions and risk / reward profile for the bank. In the work out practice, ING faces a number of situations where the traditional Plan A is not realistic. Other cases demand another arrangement or a Plan B. Plan B is a lender led solution, where the bank(s) temporarily take ownership or take the company through, pre-packaged, insolvency to find a new strategic partner, which can add value in terms of liquidity, synergies and management. Thirdly, there is Plan C – the Recovery plan. Recovery status of a borrower means that ING Bank is actively seeking an exit from the credit relationship. This status will generally apply to those borrowers that are not likely to successfully turnaround their business, but there may be other reasons for ING Bank to exit from the credit relation. Further, legal remedies for recovery are being considered and liquidation of collateral may become a primary source of repayment.

Due to the continuous economic pressure the restructuring of files has become more complicated in the crisis. However, after stabilisation in 2013, the average turnaround time of the files at GCR is reducing again in 2014 indicating a further improvement.

As mentioned above, it is ING philosophy to be involved at an early stage in a troubled process to help assist clients and ultimately reduce losses for all stakeholders. To signal the increased credit risk profile in these cases, ING distinguishes three marked categories:

5)	Watch list: If at any time there is a (potential) deterioration in credit risk profile, which requires more than usual attention and/or investigation or monitoring, the account is put on a watch list. Accounts with a watch list status remain under responsibility of Front Office but in active co-operation with their respective Credit Risk Management executives. Exceptionally, extraordinary circumstances, instead of the probability of a financial loss, cause a client to be flagged Watch list. The watch list process functions well for early warning and there is very little corporate exposure that is transferred to a Restructuring Unit that has not been flagged under watch list status before such transfer.

6)	Restructuring: The restructuring status applies to those Borrowers, where there are serious concerns over creditworthiness. The asset may still be performing under all its financial obligations and towards all of its creditors, but to address the deterioration specific and significant action by ING Bank is required. Borrowers with a restructuring status can be rated anywhere in the 1-19 ranges, but typically carry a risk rating 18 or 19. Strategic management responsibility for a Restructuring file will move to Global Credit Restructuring, but Front Office remains fully involved, also as asset owner.

7)	Non-performing loans: Non-performing loans are accounts, which are considered unlikely to service their obligations to ING Bank in full. A successful turnaround is unlikely to happen, without a financial loss for the bank. Legal remedies for recovery are being considered and liquidation of Collateral may become the primary source of repayment. The assessment of unlikelihood to pay in full, results in an IFRS impairment and these accounts hold risk rating 20. Also included in the Non-performing loan portfolio are accounts that go into liquidation phase, and from liquidation ING expects to incur no credit loss (rating 21) or a credit loss if there is insufficient collateral (rating 22). All files that are more than 90 days past due are part of the Non-performing loan portfolio.

Watch list, Restructuring and Non-performing loans are discussed at least on a quarterly basis between Front Office, respective Credit Risk Management executives and GCR, at which time it may be decided to change the status of an account from Watch list to Restructuring or Non-Performing loans or vice versa. Furthermore, all three categories Watch list, Restructuring and Non-performing loans are in scope for forbearance. For further details on forbearance we refer to the Forbearance section.

ING Group Annual Report on Form 20-F 2014	F-186

Notes to the consolidated financial statements continued

	Regular	Watch List	Restructuring	Non-performing
Possible ratings	1–19	1–19	1–19	20-22
Typical ratings	1–14	15–17	18–19	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Impaired	No	No	No	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	IBNR	IBNR	IBNR	INSFA/ISFA

Credit quality: ING Bank portfolio, outstandings
	2014	2013
Neither past due nor impaired	706,635	688,834
Consumer lending past due but not impaired (1–90 days)	5,143	6,810
Non-performing (1)	16,889	15,921

Total	728,667	711,565

(1)	Based on lending and investment activities.

Despite the deconsolidation of ING Vysya Bank the total ING portfolio increased modestly by 2%. FX movements were the main driver for the increase. The combined non-performing and past due but not impaired portfolio decreased in 2014. However, due to the enforcement of forbearance regulations, there was an increase seen in the non-performing portfolio. More details on this are provided in the Forbearance section.

Non-performing loans

The ING Bank loan portfolio is under constant review. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as non-performing. For the commercial lending portfolios there are generally reasons for declaring a loan non-performing prior to being 90 days past due. These include, but are not limited to, ING Bank’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the non-performing category. ING Bank identifies as non-performing loans those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.

The table below represents the economic sector breakdown of credit risk outstandings for loans and positions that have been classified as non-performing loans.

Non-performing Loans: ING Bank portfolio, outstandings by economic sector (1)
	2014*	2013*
Private Individuals	6,308	4,939
Real Estate	3,279	4,302
Builders & Contractors	1,119	1,132
Natural Resources	929	526
Transportation & Logistics	794	912
General Industries	776	730
Food, Beverages & Personal Care	695	800
Services	694	580
Commercial Banks	662	315
Other	1,632	1,685

Total	16,889	15,921

(1)	Economic sectors below EUR 500 million in both years are not shown separately but grouped in Other.

Private individuals remained the largest sector, mainly due to the large mortgage portfolio in the Netherlands. Due to the new regulations for forbearance enforcing a one-year probation period before non-performing loans move back to performing, NPL exposure for this exposure class increased more than others.

The decrease in the real estate industry reflects the further improvement in this market and the fact that ING Bank has been able to sell several distressed real estate assets in 2014. The increase in the sector natural resources (77%) is mainly due to the economic deterioration in Ukraine and Russia.

F-187	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

ING Bank has made conservative choices in Retail Banking with respect to curing from default. The majority of units only allow curing from default once there are no more days overdue. If ING Bank would allow curing from default once the client is < 90 days overdue and this, only if there is no forbearance, then the total non-performing loans would reduce to EUR 15.3 billion.

Loan loss provisions

Loan Loss provisions are calculated and accounted for in accordance with International Financial Reporting Standards (IFRS-IASB). LLP are reported for financial assets that are measured against amortised costs (Loans and Receivables, Held-to-Maturity Investments). There are three types of LLP:

•	Individually Significant Financial Asset (ISFA) Provisions: when there is objective evidence that a financial asset is defaulted as result of one or more prescribed events that trigger a default. ING assigns a risk rating 20, 21 or 22. Specific provisions are calculated if the exposure to a Borrower exceeds the threshold amount. The threshold amount varies per business unit, but generally is nil in Commercial Banking, and a maximum of EUR 1 million in the Retail ‘home markets’. A specific provision is calculated based on several scenarios and assumptions. Provisions level is up to date given the quarterly reviews; Discounted cash flow (DCF) is measured when this is a significant risk driver which can be calculated. The future cash flow is based on best estimate of when/if recoveries will occur. Recoveries can be from any source, such as the sale of collateral, on-going cash flows, sale of a business/subsidiary, etc.

•	Individually Not Significant Financial Asset (INSFA) Provisions: are made for acknowledged non-performing loans (ratings 20-22), if the exposure to a Borrower is below the threshold amount. Due to their small size, the IFRS-EU rules permit a collective approach to measuring these provisions.

•	Incurred But Not Recognised (IBNR) Provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/ defaults that may have already occurred in the portfolio, but which ING Bank has not yet determined or recognised. The PD time horizon used in the calculation of IBNR provisions refers to the period during which an asset is impaired (in default), but not yet recognised as such - due to lack of objective evidence – and the moment that objective evidence of impairment occurs and becomes available to ING (“response time”). The primary modification is that the PD time horizon (12 months) is shortened to periods of 3, 6, or 9 months, depending on the type of customer. The decision to differentiate the time horizon per customer segment was based on an assessment of the average response time for specific customer types and at least once a year, the PD time horizon is validated.

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

At 31 December 2014, ING Bank held specific (ISFA) and collective provisions (INSFA) of EUR 3,519 million and EUR 1,696 million, respectively (2013: EUR 3,729 million and EUR 1,589 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 780 million (2013: EUR 835 million) in provisions (IBNR) against the performing portfolio.

Provisions: ING Bank portfolio (1)
	Commercial Banking		Retail Banking Benelux		Retail Banking International		Total ING Bank
	2014	2013	2014	2013	2014	2013	2014	2013
Opening Balance	2,459	2,304	2,264	1,864	1,431	1,337	6,154	5,505
Changes in the composition of the group	0	–2	0	–14	–170	–4	–170	–20
Write-offs	–715	–756	–716	–652	–298	–201	–1,729	–1609
Recoveries	49	58	48	34	8	24	105	116
Increase/(decrease) in loan loss provision	500	867	857	1060	237	362	1,594	2,289
Exchange or other movements	–34	–12	76	–28	–1	–87	41	–127

Closing Balance	2,259	2,459	2,529	2,264	1,207	1,431	5,995	6,154

(1)	At the end of 2014, the stock of provisions included provisions for amounts due from banks: EUR 6 million (2013: EUR 19 million)

The total risk costs for the year 2014 were just under EUR 1.6 billion confirming the downward trend since the end of 2013. Where the average quarterly risk costs over the years 2012 and 2013 were EUR 550 million, since the beginning of this year they have trended downwards to stabilise at around EUR 400 million per quarter. The total stock of provisions decreased to EUR 6.0 billion due to the deconsolidation of ING Vysya Bank and slightly higher write-offs due to the sale of non-performing loans.

Risk costs decreased across all business lines. Particularly, Commercial Banking saw a big decrease due to continued lower risk costs in Real Estate Finance (while risk costs for the Business Lending portfolio in Retail Banking Benelux also showed a reduction). The deconsolidation of ING Vysya Bank caused a reduction of EUR 170 million in the stock of provisions for Retail Banking International.

There was a decrease in coverage ratio to 35.5% (2013: 38.6%) mainly due to an increased inflow into the non-performing loan portfolio in Q4 2014 after implementation of the new EBA rules for forbearance which enforce a broader definition of non-performing clients.

ING Group Annual Report on Form 20-F 2014	F-188

Notes to the consolidated financial statements continued

Large parts of the Investment portfolio are not accounted for at amortised costs (Loans & Receivables or Held-to-Maturity) and therefore out of scope for LLP. Instead, these assets are evaluated for impairment. The ING Bank Impairment Meeting held together with the IPC is a quarterly process that reviews all assets that are subject to an IFRS-IASB impairment test.

Forbearance

In July 2014, EBA has provided a final draft definition on forbearance and non-performing exposures, which was a further refinement of the draft definition published in 2013. ING Bank has followed up on the EBA recommendations, by updating and implementing its forbearance policy in 2014.

The definition of forbearance is: “Forbearance occurs when the client is considered to be unable to meet its financial commitments under the contract due to financial difficulties, and based on these difficulties ING decides to grant concessions towards the client by either loan modification or refinancing”. Modification is defined as changing the terms and conditions of the contract to enable the client to service the debt. Refinancing relates to putting in place a new loan contract to ensure the total or partial repayment of an existing loan contract, of which the debtor is unable to comply with. Examples of forbearance measures are: postponement and/or reduction of loan principal and/or interest payments, extended payment terms, debt consolidations and deferral of foreclosures.

As a result of follow up on EBA and updating and implementing the changes in 2014, the forborne assets of 2014 are not comparable with 2013. The incomparability is mainly the result of the following:

1)	EBA issued more stringent definitions on the type of assets that should classify as forborne and on the non-performing criteria. This resulted in new assets being classified as forborne in 2014 and new forborne assets being classified as non-performing, which ING did not classify as such in 2013.

2)	The two- and one-year probation periods (the minimum reporting period for performing and non-performing forborne assets) were implemented in 2014. Compared to last year these probation periods will substantially diminish the outflow of the forborne assets, while inflow of new forborne assets will continue.

3)	New portfolios came into scope for screening, such as clients with ‘Early Warning Signals’, the Commercial Banking portfolio under EUR 3 million (threshold of EUR 3 million was applicable in 2013) and the investment portfolio.

To identify the notion of forbearance, ING typically assesses clients with Early Warning Signals, Watch List, Restructuring and Recovery status. ING Bank reviews the performance of clients which were granted forbearance measures on at least a quarterly basis.

For corporate customers, ING Bank applies forbearance measures only to support clients that are experiencing temporary difficulties with fundamentally sound business models. The aim is to maximise the repayment opportunities of the clients, while applying a very strict policy with respect to (partial) debt forgiveness.

For retail clients, clear criteria to determine whether a client is eligible for a modification or refinancing have been established for all ING Bank retail unit that apply forbearance activities. Also, specific approval mandates are in place to approve the modifications and refinancing, as well as procedures to manage, monitor and report the forbearance activities. These criteria and mandates vary, based on the legal framework in place and market practices, but are in line with ING Bank policy.

Clients which are granted forbearance measures can have any risk rating (performing or non-performing), depending on their risk profile:

•	Performing - If the contract is considered as performing prior to any forbearance measure, and also after granting the forbearance measure, the forbearance status for this client needs to be reported for a minimum of two years;

•	Non-performing - If the contract is considered as non-performing prior to any forbearance measure, the client will retain its non-performing status for a period of minimum one year.

The rating of clients with forbearance measures can also change during the forbearance reporting period:

•	From performing to non-performing - If the performing client, after forbearance measures have been granted, hits one of the general non-performing triggers defined by ING, becomes more than 30 days past due or receives additional forbearance measures during the reporting period, the client needs to be classified as non-performing.

•	From non-performing to performing - The non-performing client, after forbearance measures have been granted, may be upgraded to a performing rating, only when 1) one year has passed since the forbearance measures were granted, 2) the granting of forbearance does not lead to the recognition of impairment or default, and 3) there is not any past-due amount or no concerns regarding the full repayment of the exposure according to the post-forbearance conditions. The total minimum reporting period of forbearance for any “cured” non-performing client will take three years: one year as non-performing and subsequently the “regular” two years as performing.

The forbearance classification on a client shall be discontinued, when all of the following conditions are met:

•	The contract is considered as performing and has been reported as “performing forbearance” for a minimum of two years;

•	Regular payments of significant aggregate amounts of principal or interest have been made during at least half of the forbearance reporting period;

•	None of the exposure to the client is more than 30 days past-due at the end of the forbearance reporting period.

F-189	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

ING Bank

The total ING Bank forborne assets amounted to EUR 9.9 billion at 31 December 2014.

ING Bank: Summary Forborne assets (1)
	2014				2013
	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio
Commercial Banking	5,839	2,422	3,417	1.6%	4,664	928	3,736	1.1%
Retail Banking	4,097	1,568	2,529	1.4%	810	810		0.3%

Totals	9,936	3,989	5,947	1.5%	5,474	1,738	3,736	0.8%

(1)	Commercial Banking includes Lending and Investments outstandings of the business portfolio, while Retail Banking includes Lending outstandings of the consumer portfolio.

In 2014, the forborne assets increased by EUR 4.5 billion, which was mainly driven by Retail Banking. The increase in Retail Banking was mainly visible in the non-performing book, due to a combination of reasons, e.g. more stringent definitions by EBA, implementing forbearance retrospectively in combination with the probation periods and the stricter non-performing criteria. For Commercial Banking the increase was visible in the performing book, mainly due to the extension of the screening scope.

Commercial Banking

As per end 2014, Commercial Banking forborne assets amounted to a total of EUR 5.8 billion, which represents 1.6% of the total Commercial Banking portfolio.

Commercial Banking: Forborne assets by Geographical Region
	2014			2013
Country	Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Netherlands	3,188	1,444	1,744	1,961	336	1,625
Belgium	577	212	365	236	18	218
Germany	62	36	26	85	0	85
Rest of Europe	1,764	698	1,066	1,604	254	1,350
Americas	165	18	147	232	13	219
Asia/Pacific	74	6	68	537	298	239
Rest of World	9	9		9	9	0

Total	5,839	2,422	3,417	4,664	928	3,736

Commercial Banking: Forborne assets by Industry
	2014			2013
	Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Real Estate	1,906	993	913	1,676	343	1,333
Builders & Contractors	650	265	385	400	45	355
General Industries	510	144	366	331	37	293
Transportation & Logistics	508	214	294	547	203	344
Food, Beverages & Personal Care	464	204	260	384	21	363
Natural Resources	429	102	327	239	0	239
Services	388	153	235	281	183	98
Utilities	255	60	195
Retail	214	72	142	169	8	160
Media	103	60	43	120	4	116
Telecom	64	1	63	146	3	142
Other	348	154	194	372	79	293

Total	5,839	2,422	3,417	4,664	928	3,736

The forborne assets in the performing portfolio increased by EUR 1.5 billion. The increases were visible in almost all regions, but mainly in the Netherlands and Rest of Europe. Also the industries Real Estate and Builders & Contractors were mostly impacted. Performing forborne assets in Asia/Pacific declined during the year.

ING Group Annual Report on Form 20-F 2014	F-190

Notes to the consolidated financial statements continued

During 2014, ING screened the lending and investment book on forborne assets. The portfolios that were typically assessed are clients with Early Warning Signals, Watch List, Restructuring and Recovery status and clients rated 18 and 19. These clients are perceived to have the potential trigger for whom forbearance measures could be granted. Last year, exposures below EUR 3 million were left out of scope. This change had a large impact on the performing forborne assets per end of 2014.

In contrast to the above, the non-performing forborne assets showed a decline of EUR 0.3 billion during 2014, which was driven by Real Estate clients in Rest of Europe. This outflow can be explained by write-offs and repayments of and by relatively large Real Estate clients.

Furthermore, the deconsolidation of ING Vysya Bank decreased forborne assets by EUR 0.2 billion.

Retail Banking

As per end 2014, Retail Banking forborne assets amounted to a total of EUR 4.1 billion, which represents 1.4% of the total Retail Banking portfolio.

Retail Banking: Forborne assets by Geographical Region
	2014				2013
	Clients	Forborne assets	Of which: Performing	Of which: Non- Performing	Clients	Forborne assets	Of which: Performing	Of which: Non- Performing
Netherlands	8,732	2,194	363	1,832	1,955	502	502
Belgium	5,100	613	301	312	1,616	197	197
Luxembourg	16	5	2	3	7	2	2
Germany	8,246	702	480	222
Spain	438	60	53	7	403	56	56
Italy	178	21	21	0	107	13	13
Romania	1,380	20	6	13	845	13	13
Turkey	11,913	17	14	3	31	0	0
Poland	822	5		5	548	3	3
France	852	0	0	0
Ukraine	22	1	1
Australia	2,210	458	326	131	111	24	24

Total	39,909	4,097	1,568	2,529	5,623	810	810

(1)	These regions correspond to the respective ING initiating offices. Region Netherlands includes Netherlands Retail and Westland Utrecht and region Belgium includes Belgium Retail and Record Bank.

The Retail Banking table shows a breakdown of forborne assets on ING Bank’s consumer retail lending portfolio, which includes mortgages and consumer loans.

The forborne assets in the performing portfolio increased by EUR 0.8 billion. The increases were mainly visible in Germany, Australia and Belgium. The forborne assets in the non-performing portfolio also increased in these countries. However, the largest increase originates from the Netherlands with EUR 1.8 billion, which is 72% of the total EUR 2.5 billion increase in the non-performing portfolio.

This significant increase of forborne assets, especially in the non-performing portfolio, was not the result of a deteriorating consumer lending portfolio. It is mainly explained by forbearance screening of new portfolios, which took place in 2014. Units were instructed to perform a review on their book based on the updated ING policy on forborne assets, taking new regulations into account. In addition to this, more stringent definitions issued by EBA increased the forborne assets in some countries.

The Netherlands showed the largest increase in forborne assets in 2014. Next to the reasons mentioned above, forborne assets increased also as a result of implementing the policy retrospectively. A shift of forborne assets from performing to non-performing was visible as well, which was the result of clients becoming more than 30 days past due after forbearance measures were granted.

The Turkish government reduced the maximum credit card limit, hence large numbers of credit card accounts were modified.

Credit risk mitigation

ING Bank’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING Bank. In addition to determining the credit quality and creditworthiness of the customer, ING Bank uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING Bank. The most common terminology used in ING Bank for credit risk protection is “a cover”.

While a cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING Bank’s practice to lend on the basis of the customer’s creditability rather than exclusively relying on the value of the cover.

Within ING Bank, there are two distinct forms of covers: assets and third party obligations.

F-191	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Assets

The asset that has been pledged to ING Bank as collateral or security gives ING Bank the right to liquidate it in cases where the customer is unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer’s outstanding exposure. An asset can be tangible (such as cash, securities, receivables, inventory, plant & machinery and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licenses).

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

General guidelines on cover valuation

General guidelines for cover valuation are established to ensure consistency of the application within ING Bank. These general guidelines also require that the value of the cover needs to be monitored on regular basis, in principle at least annually. Covers shall be revalued accordingly and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer’s balance sheet (e.g. inventory, machinery, and equipment), nominal value (e.g. cash, receivables), market value (e.g. securities and commodities), independent valuer (commercial real estate) and market indices (residential real estate). For third party obligations, the valuation is based on the value which is attributed to the contract between ING Bank and that third party.

Cover values by risk category

This section provides insight on the type of covers and to which extent a loan is collateralised. The cover disclosures are presented by risk category: Lending, Investment, Money-Market and Pre-settlement. For each risk category, the cover amounts are presented by the most relevant collateral forms, being mortgages and financial collateral (including cash), and the most relevant third party obligation being guarantees. ING Bank obtains covers which are compliant to the Capital Requirements Directive IV (CRDIV) and the related Capital Requirements Regulation (CRR) requirements, as well as those that are not compliant.

The cover values are presented for the total portfolio of ING Bank. In the last year’s disclosure, only the AIRB portfolio was presented with covers in detail while in this year’s disclosure, the covers of both AIRB and SA portfolios are presented in detail reflecting the complete ING Bank’s portfolio. Next to that, detailed information is provided on the cover coverage for the performing and non-performing portfolio. The non-performing loan definition is explained in detail in the section “Credit Restructuring”. To increase the understanding of the reader on the nature of the collateralised loans, insight is given in the industry and geography breakdown of the ING Bank portfolio as well. Another improvement is that in addition to the lending risk category, the cover valuation tables now also give insight in the risk categories of Investment, Money Market and Pre-settlement. For comparability reasons with previous tables, outstandings are used to show the ING Bank’s portfolio.

Exposures are categorised into different Value to Loan (VTL) buckets that give insight in the level of collateralisation of ING Bank’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are pre-haircut and indexed values and exclude any cost of liquidation. Covers can either be valid for all limits, sub-limits or a particular outstanding of a borrower, the latter being the most common. To prevent erroneous inflation of the level of collateralisation, the coverage of all outstanding is capped at 100% if there is over-collateralisation on a certain outstanding. As a result, the coverage levels disclosed are conservative. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover/data not available, >0% - 25%, >25% to 50%, >50% to 75%, >75% to <100%, and > 100%. As the nature of the Pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown for the Pre-settlement portfolio.

The first two tables give a comprehensive overview of the collateralisation of the total portfolio of ING Bank.

ING Group Annual Report on Form 20-F 2014	F-192

Notes to the consolidated financial statements continued

Total Bank

Cover values including guarantees received - Total ING Bank – 2014 (1)(2)
	Cover type						Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover/ Data not available	Partially covered	Fully covered
Consumer Lending	296,451	445,855	2,976	512	30,240	31,628	5.0%	22.9%	72.1%
Commercial Banking	22	6	0	0	0	77	15.0%	7.6%	77.4%
Retail Banking Benelux	148,299	210,581	2,467	512	22,739	18,492	3.2%	27.1%	69.7%
Retail Banking International	122,568	202,279	27	0	0	9,959	8.2%	15.7%	76.1%
WestlandUtrecht Bank	25,562	32,989	482	0	7,501	3,100	0.0%	32.8%	67.1%
Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	30.5%	35.8%
Commercial Banking	180,126	54,483	14,687	61,205	45,399	93,261	34.0%	29.9%	36.1%
Corporate Line Bank	270	0	0	0	0	0	100.0%	0.0%	0.0%
Retail Banking Benelux	60,297	48,374	2,657	20,725	10,119	12,664	24.7%	35.4%	39.8%
Retail Banking International	20,278	7,684	334	1,986	1,266	4,722	58.5%	19.8%	21.8%
WestlandUtrecht Bank	1,445	2,277	2	0	51	14	1.1%	64.4%	34.4%
Investment and Money Market	118,198	0	16	298	1,476	1,993	97.2%	1.1%	1.7%
Commercial Banking	46,157	0	10	298	80	27	99.2%	0.7%	0.1%
Corporate Line Bank	6,870	0	0	0	0	0	100.0%	0.0%	0.0%
Retail Banking Benelux	2,656	0	6	0	5	55	97.8%	0.4%	1.8%
Retail Banking International	62,515	0	0	0	1,392	1,911	95.5%	1.6%	2.9%

Total Lending, Investment and Money Market	677,065	558,673	20,673	84,726	88,552	144,282	32.2%	22.0%	45.7%
Pre-settlement (3)	51,602
Commercial Banking	49,143
Corporate Line Bank	1,807
Retail Banking Benelux	134
Retail Banking International	519

Total Bank	728,667	558,673	20,673	84,726	88,552	144,282	32.2%	22.0%	45.7%

Cover values including guarantees received - Total ING Bank – 2013 (1)(2)
		Cover type				Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover/ Data not available	Partially covered	Fully covered
Consumer Lending	293,714	443,475	2,697	519	30,403	29,566	4.7%	32.1%	63.2%
Commercial Banking	10	6				1	58.4%	20.4%	21.2%
Retail Banking Benelux	147,197	200,879	2,191	519	22,333	17,148	3.2%	33.7%	63.1%
Retail Banking International	118,186	207,017	65			9,859	7.7%	27.5%	64.8%
WestlandUtrecht Bank	28,321	35,573	441	0	8,070	2,558	0.1%	42.9%	57.1%
Business Lending	257,180	107,734	15,466	76,889	52,550	114,076	35.2%	30.7%	34.1%
Commercial Banking	172,060	56,401	11,780	53,935	40,508	97,514	34.1%	30.6%	35.3%
Corporate Line Bank	802				0		100.0%	0.0%	0.0%
Retail Banking Benelux	58,630	45,479	3,124	20,981	10,410	12,703	22.2%	38.0%	39.8%
Retail Banking International	24,081	3,247	560	1,973	1,581	3,849	74.9%	12.2%	12.9%
WestlandUtrecht Bank	1,607	2,607	2		51	10	1.5%	66.3%	32.1%
Investment and Money Market	112,647		6		5,117	135	95.3%	0.2%	4.5%
Commercial Banking	38,936				193	116	99.2%	0.4%	0.4%
Corporate Line Bank	8,513					19	99.7%	0.3%	0.0%
Retail Banking Benelux	3,117		6		5		99.6%	0.0%	0.4%
Retail Banking International	62,081				4,919		92.1%	0.0%	7.9%

Total Lending, Investment and Money Market	663,541	551,209	18,169	77,408	88,070	143,777	31.9%	26.1%	42.0%
Pre-settlement (3)	48,024
Commercial Banking	44,258
Corporate Line Bank	1,371
Retail Banking Benelux	54
Retail Banking International	2,341

Total Bank	711,565	551,209	18,169	77,408	88,070	143,777	31.9%	26.1%	42.0%

F-193	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions
(3)	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

Over the year, the collateralisation level of the total ING Bank portfolio improved. Excluding the pre-settlement portfolio for which covers are netted to derive the outstandings at risk, 45.7% of the total ING Bank’s outstandings (from 42.0% as of 2013) are fully collateralised in 2014.

The lending portfolio grew over the year, partially due to the appreciation of the USD (6.0 billion) and the AUD (2.0 billion) against the Euro. The fully covered ratio showed an improvement over the year, both in the consumer and business portfolios, with the fully covered outstandings increasing from 50.2% to 55.1%. The consumer lending portfolio overall showed an improvement in the fully covered ratio thanks to improved VTL’s in the residential mortgages, which are by far the largest constituent of the portfolio. While the Business Lending portfolio benefitted from de-risking activities and growths in sectors which show high levels of collateralisation.

Investment outstandings increased over the year, mainly due to increased placements with European sovereigns due to the new regulatory liquidity regime. However, since investments traditionally have no covers, the no-covers ratio showed a small increase in 2014. This was also due to reduction in covers seen in Investments in the German portfolio where a more conservative method for recognition of government guarantees was implemented (where government support was considered implicit and not explicit). Also, as a part of the ING One Bank initiatives, the investment portfolio in the Spanish market was overhauled, which further led to reductions in the covers for investments.

Consumer lending portfolio

The Consumer Lending portfolio includes Residential Mortgage loans (93.7% in 2014) and Other Consumer Lending loans, which mainly comprise credit cards, term loans and revolvers to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are maintained in the ING Bank’s central database (Vortex) and in most cases external data is used to index the market value. On a quarterly or annual basis, the mortgages value is updated in Vortex using the relevant house price index (the NVM Index in the Netherlands, Level Housing Index in Australia, Crif Real Estate Appraisal Company in Italy, Ministerio de Fomento in Spain and Stadim in Belgium).

A significant part (49.3%) of the ING Bank’s Residential Mortgage portfolio relates to mortgage loans provided in the Netherlands, followed by other main markets such as Germany (22.5%), and Belgium (10.6%). Given the size of the Dutch mortgages portfolio, below the valuation methodology employed to determine the cover values for the Dutch Residential Mortgages is provided.

Dutch mortgages valuation

When a mortgage loan is granted, the policy maximum loan to market value (LTMV) for an existing property and for construction property financing is 104%. The cover values are captured in the local systems which then are fed into a central data system (Vortex). All valuations are performed by certified valuators that are registered at one of the ING Bank-accepted organisations. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Consumer Lending

Cover values including guarantees received - Total ING Bank – 2014 (1)(2)
	Cover type							Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover/ Data not available	> 0% –25%	> 25% –50%	> 50% –75%	> 75% – <100%	> 100%
Performing
Residential Mortgages	269,974	430,794	2,593	207	29,266	24,900	0.3%	0.1%	0.2%	1.6%	21.9%	75.9%
Other Consumer Lending	20,282	8,879	337	276	371	6,153	65.4%	0.3%	0.2%	0.5%	2.7%	30.8%

Total Performing	290,256	439,672	2,930	483	29,637	31,054	4.8%	0.1%	0.2%	1.5%	20.6%	72.7%

Non-performing
Residential Mortgages	5,307	5,849	43	9	583	457	2.9%	0.3%	1.0%	7.8%	40.0%	47.9%
Other Consumer Lending	887	334	3	20	21	118	70.9%	0.3%	0.4%	0.8%	4.8%	22.8%

Total Non-performing	6,195	6,183	46	30	604	574	12.7%	0.3%	0.9%	6.8%	35.0%	44.3%

Total Consumer Lending	296,451	445,855	2,976	512	30,240	31,628	5.0%	0.1%	0.2%	1.6%	20.9%	72.1%

ING Group Annual Report on Form 20-F 2014	F-194

Notes to the consolidated financial statements continued

Cover values including guarantees received - Total ING Bank – 2013 (1)(2)
	Cover type						Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover / Data not available	> 0% –25%	> 25% –50%	> 50% –75%	> 75% – <100%	> 100%
Performing
Residential Mortgages	273,150	435,217	2,411	233	29,624	23,490	0.4%	0.1%	2.2%	7.7%	23.6%	66.1%
Other Consumer Lending	15,737	3,347	255	257	382	5,718	78.0%	0.2%	0.2%	0.4%	1.3%	20.0%

Total Performing	288,887	438,564	2,666	490	30,006	29,208	4.6%	0.1%	2.1%	7.3%	22.4%	63.6%

Non-performing
Residential Mortgages	4,151	4,757	30	8	371	260	1.7%	0.3%	1.7%	11.9%	37.9%	46.5%
Other Consumer Lending	676	154	1	21	26	98	81.7%	0.2%	0.3%	0.7%	1.8%	15.3%

Total Non-performing	4,827	4,911	31	29	397	358	12.9%	0.3%	1.5%	10.3%	32.9%	42.1%

Total Consumer Lending	293,714	443,475	2,697	519	30,403	29,566	4.7%	0.1%	2.1%	7.3%	22.5%	63.2%

(1)	including loans to ING Group and NN Group.
(2)	excluding intercompany positions

The collateralisation of the consumer lending portfolio showed signs of recovery over the year 2014. A big improvement was seen in the collateralisation of the residential mortgages in DiBa Germany where an improvement was implemented to correctly recognise the last known cover value. In addition to this, the rise in collateralisation levels is due to increased housing prices seen all over ING Bank mortgage markets and due to stringent policies, which reduced mortgages granted with low VTL’s.

Reversing the trend observed in the past years, house prices in the Netherlands went up in 2014. This helped to increase the total residential mortgages cover values whilst mortgage outstandings declined by 3.0%. As the Netherlands is the biggest market for mortgages for ING Bank, this had a significant impact on the coverage quality of the portfolio.

Other retail portfolio also showed an improvement, mainly in Belgium and Luxembourg.

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

Business Lending portfolio

Business Lending is an important business of ING Bank, accounting for 36.0% of the total ING Bank’s outstandings. In line with our objective to give stakeholders insight into the portfolio, we present the Business Lending portfolio per Industry breakdown in accordance with the NAICS definition and per Region and main market. Business Lending presented in this section does not include Pre-settlement and Investment & Money Market exposures, which are separately exhibited in the next sections.

The table below provides the ING Bank’s portfolio broken down per NAICS Industry code. This table cannot be directly compared with ING Bank’s Real Estate Finance portfolio as the scope and definition are differently determined.

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

For properties located in the Netherlands, if the risk profile remains stable or improves during this three year cycle, an annual indexation is performed. The indices used are from ROZ/IPD (Vereniging Raad voor Onroerende Zaken – Association of Real Estate Council/ Investment Property Databank). If the risk profile deteriorates, a revaluation is required.

F-195	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

The assessment of risk profile is performed based on certain defined factors, such as external drivers including macro developments (GDP, unemployment rate, Consumer confidence rate, Interest rate) and meso indicators (Real Estate quarterly data from Real Estate institution) and internal drivers including micro deteriorations (vacancy, WALE – weighted average lease expiry, EBITDA) and individual deteriorations (being Watch Listed, Credit event, suspension of payments, bankruptcy of a major tenant, actual or expected increase in vacancy level).

For financing properties outside the Netherlands, the revaluation cycle is also set to three years. In case the agreed LTV covenants are not met, an annual or bi-annual revaluation will take place.

The outcome of the re-valuation or indexed value is updated accordingly in the cover REF database.

Business Lending per economic sector

Cover values including guarantees received - Business Lending portfolio – 2014 (1)(2)
	Cover type						Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover/ Data not available	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
Real Estate	40,592	60,158	1,218	1,084	5,659	6,120	7.0%	1.0%	1.9%	10.3%	19.2%	60.5%
of which Non-performing	3,279	3,194	100	93	894	361	10.6%	1.9%	10.2%	27.5%	18.3%	31.5%
Natural Resources	38,653	3,888	3,266	19,457	15,311	19,963	20.4%	9.1%	14.0%	13.8%	14.2%	28.5%
of which Non-performing	929	56	150	621	642	1,146	21.3%	0.6%	5.2%	7.2%	27.6%	38.0%
Commercial Banks	21,845	66	168	168	637	579	90.0%	3.4%	2.3%	0.8%	0.9%	2.6%
of which Non-performing	662	0	0	0	7	7	98.8%	0.0%	0.0%	0.0%	1.1%	0.0%
Transportation & Logistics	21,431	3,844	647	19,579	5,309	6,687	18.2%	3.4%	3.5%	7.1%	12.1%	55.8%
of which Non-performing	794	317	11	488	187	281	27.7%	1.7%	8.5%	10.4%	24.7%	26.9%
General Industries	15,912	4,611	723	6,481	4,080	10,539	32.6%	4.8%	7.9%	10.2%	10.0%	34.5%
of which Non-performing	776	343	58	375	280	298	22.9%	8.8%	7.7%	5.8%	9.5%	45.3%
Services	15,744	7,851	1,036	4,306	3,941	7,635	30.8%	3.8%	5.5%	7.5%	10.6%	41.9%
of which Non-performing	694	402	10	210	220	166	22.7%	5.4%	6.0%	6.4%	7.8%	51.7%
Food, Beverages & Personal Care	15,376	6,114	954	7,983	3,067	15,524	28.1%	4.5%	7.5%	12.6%	14.7%	32.6%
of which Non-performing	695	347	1	225	128	220	22.4%	7.6%	22.6%	16.7%	7.8%	22.9%
Non-Bank Financial Institutions	13,741	2,064	5,921	2,409	3,415	5,987	34.9%	7.6%	2.6%	12.2%	7.9%	34.8%
of which Non-performing	107	67	1	26	25	35	14.1%	10.9%	5.0%	10.1%	10.7%	49.2%
Builders & Contractors	12,394	6,641	306	4,271	2,878	9,401	29.6%	6.2%	5.6%	9.6%	10.2%	38.8%
of which Non-performing	1,016	711	5	358	390	695	29.6%	2.1%	8.2%	7.2%	12.3%	40.7%
Chemicals, Health & Pharmaceuticals	11,914	6,610	351	4,291	1,892	4,945	32.7%	5.0%	7.5%	10.6%	12.6%	31.7%
of which Non-performing	247	115	2	100	52	129	29.0%	0.8%	5.2%	8.8%	19.4%	36.9%
Others (3)	54,815	10,972	3,089	13,886	10,646	23,281	49.9%	3.5%	3.0%	6.5%	9.0%	28.0%
of which Non-performing	1,385	517	107	625	390	514	26.4%	5.6%	3.9%	8.0%	15.4%	40.8%

Total Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	4.5%	5.5%	9.0%	11.6%	35.8%

of which Total Non-performing	10,584	6,067	446	3,120	3,216	3,852	25.2%	3.3%	8.2%	13.9%	15.5%	33.9%

ING Group Annual Report on Form 20-F 2014	F-196

Notes to the consolidated financial statements continued

Cover values including guarantees received - Business Lending portfolio – 2013 (1)(2)
	Cover type						Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover/ Data not available	>0% –25%	>25% –50%	> 50% –75%	>75% –<100%	>100%
Real Estate	42,541	59,190	1,640	1,222	4,940	6,079	6.7%	1.1%	1.8%	10.2%	23.6%	56.6%
of which Non-performing	4,302	4,076	5	107	703	366	2.2%	2.0%	9.1%	23.0%	29.8%	33.9%
Natural Resources	37,361	2,568	2,973	18,268	12,399	20,090	20.7%	11.4%	11.6%	13.7%	15.8%	26.9%
of which Non-performing	526	59	56	244	100	1,140	34.3%	0.3%	5.9%	5.0%	16.3%	38.2%
Commercial Banks	19,476	70	131	57	873	874	88.1%	3.6%	2.9%	0.9%	0.6%	3.8%
of which Non-performing	315				46	257	52.5%		40.7%		5.5%	1.3%
Transportation & Logistics	18,938	3,821	707	15,220	4,368	5,667	20.2%	3.3%	4.2%	8.6%	15.4%	48.3%
of which Non-performing	912	374	11	669	246	362	27.6%	0.4%	5.8%	18.0%	20.3%	27.9%
Services	16,047	7,174	901	4,323	4,576	9,394	29.9%	4.7%	7.1%	8.0%	9.1%	41.2%
of which Non-performing	580	299	4	160	185	316	31.8%	4.1%	6.7%	8.0%	7.6%	41.8%
Food, Beverages & Personal Care	14,467	5,427	846	7,688	2,901	16,046	30.2%	3.6%	8.2%	10.2%	14.4%	33.4%
of which Non-performing	800	342	1	298	138	113	25.9%	10.1%	17.6%	12.7%	13.7%	20.0%
General Industries	14,431	4,150	550	6,235	3,765	11,990	35.0%	5.4%	4.1%	10.0%	10.7%	34.8%
of which Non-performing	730	280	41	329	244	280	28.1%	7.7%	5.1%	12.4%	4.5%	42.2%
Non-Bank Financial Institutions	13,325	2,538	3,634	2,895	3,953	6,517	40.1%	5.4%	5.0%	6.0%	7.1%	36.3%
of which Non-performing	132	67	4	23	25	11	26.0%	21.9%	2.7%	11.9%	13.9%	23.6%
Central Banks	13,178		3	0	0		100.0%			0.0%	0.0%	0.0%
of which Non-performing
Builders & Contractors	12,916	6,232	352	4,050	3,136	8,953	35.6%	5.2%	5.4%	8.3%	9.2%	36.3%
of which Non-performing	1,124	633	62	356	358	761	37.7%	2.8%	3.5%	7.4%	9.1%	39.6%
Chemicals, Health & Pharmaceuticals	11,308	5,842	242	4,071	2,159	4,821	34.0%	4.6%	8.8%	11.4%	10.2%	31.0%
of which Non-performing	277	106	2	111	67	75	37.3%	0.4%	3.5%	6.4%	15.3%	37.1%
Others (3)	43,191	10,722	3,487	12,860	9,480	23,646	41.2%	3.8%	4.5%	7.5%	10.1%	33.0%
of which Non-performing	1,385	579	100	585	320	600	28.8%	7.2%	1.9%	16.6%	16.6%	28.9%

Total Business Lending	257,179	107,734	15,466	76,889	52,550	114,076	35.2%	4.5%	5.3%	8.5%	12.3%	34.1%

of which Total Non-performing	11,083	6,815	286	2,882	2,432	4,281	20.3%	3.7%	8.1%	15.9%	19.4%	32.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions
(3)	“Others” comprises industries with outstandings below EUR 10 billion

Overall, an improvement was seen in the Business Lending portfolio over the year 2014. This reflected not only the improving economy but also a more prudent approach from ING Bank.

In general the amount of covers increased. The percentage of fully collateralised loans increased while the proportion of non-covered loans decreased. This was amongst others driven by a big decline in outstandings (29.0%) to Central Banks for which there is no collateral put aside.

Continued derisking activities in the Real Estate sector caused outstandings to decline by 4.3%. Furthermore, this sector being traditionally the most collateralised, an improvement was seen in the coverage over 2014. New deals in Real Estate were done on more conservative collateral terms, while the coverage was also boosted by some collateral value increases in 2014. The improvement was also caused by an increase in outstandings for sectors such as Transportation & Logistics and Utilities, which have traditionally higher coverage. This improvement was however partially negated by growth seen in outstandings to traditionally low collateralised sectors like Commercial Banks and General Industries.

The coverage of the non-performing part remained relatively stable even though an overall decrease was observed in the non-performing outstandings.

F-197	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Business Lending per region

Cover values including guarantees received - Business Lending Portfolio – 2014 (1)(2)
	Cover type						Value to Loan
Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover/ Data not available	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
Africa	2,221	24	177	822	1,010	717	21.1%	2.8%	24.7%	6.4%	23.9%	21.0%
of which Non-performing	1	0	0	0	0	0	95.3%	0.0%	0.0%	0.0%	0.0%	4.7%
America	28,163	3,369	6,763	19,588	5,353	19,484	25.8%	3.8%	6.3%	9.2%	16.1%	38.8%
of which Non-performing	296	112	0	129	23	123	4.0%	0.0%	21.0%	4.6%	38.1%	32.2%
Asia	32,416	907	1,381	8,265	9,308	6,553	46.5%	8.1%	4.3%	10.0%	6.8%	24.3%
of which Non-performing	150	0	7	49	29	12	19.3%	11.1%	0.0%	37.9%	19.1%	12.7%
Australia	3,447	2,531	148	1,470	583	546	17.6%	15.6%	1.6%	2.5%	8.7%	54.1%
of which Non-performing	50	6	0	0	0	0	92.8%	0.0%	0.0%	0.0%	0.0%	7.2%
Europe
Belgium	41,189	28,369	1,249	6,513	10,882	22,251	33.5%	2.2%	3.1%	4.3%	6.5%	50.3%
of which Non-performing	1,289	1,253	16	634	534	808	11.2%	1.7%	2.6%	4.8%	10.4%	69.4%
Germany	8,599	1,766	166	392	597	1,552	66.9%	2.5%	3.5%	2.8%	2.2%	22.1%
of which Non-performing	80	72	4	8	1	0	53.6%	1.8%	7.2%	0.0%	0.3%	37.1%
Netherlands	62,063	46,710	2,681	24,917	6,820	14,695	23.6%	2.9%	5.6%	15.9%	20.7%	31.3%
of which Non-performing	4,377	2,075	140	1,449	321	343	29.5%	4.7%	12.8%	22.4%	14.7%	16.0%
Rest of Europe	84,318	29,143	5,114	21,950	22,283	44,864	36.5%	5.4%	6.5%	6.8%	8.4%	36.4%
of which Non-performing	4,342	2,549	278	850	2,309	2,566	25.4%	2.5%	4.7%	8.3%	16.6%	42.5%

Total Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	4.5%	5.5%	9.0%	11.6%	35.8%
of which Non-performing	10,584	6,067	446	3,120	3,216	3,852	25.2%	3.3%	8.2%	13.9%	15.5%	33.9%

Cover values including guarantees received - Business Lending Portfolio – 2013 (1)(2)
	Cover type						Value to Loan
Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CDR IV eligible	Guaran- tees	Non CRR/ CDR IV eligible	No Cover/ Data not available	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
Africa	1,203	26	120	234	627	99	16.0%	11.8%	10.4%	4.3%	23.7%	33.9%
of which Non-performing	1	0	0	0	0	0	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
America	22,887	3,749	4,246	16,659	4,592	19,181	20.8%	3.5%	6.5%	9.5%	15.5%	44.2%
of which Non-performing	489	273	3	169	63	55	9.1%	9.7%	4.2%	13.7%	40.0%	23.3%
Asia	33,949	993	1,574	8,063	8,853	6,381	52.6%	8.1%	4.7%	10.2%	6.3%	18.1%
of which Non-performing	437	0	110	122	61	23	67.8%	4.8%	1.9%	5.9%	3.8%	15.9%
Australia	2,482	220	9	756	171	160	66.6%	7.3%	0.3%	1.4%	12.4%	12.0%
of which Non-performing	104	0	7	30	0	0	74.0%	0.0%	6.8%	0.0%	17.9%	1.3%
Europe
Belgium	37,364	25,678	1,153	6,285	10,700	20,039	30.0%	2.7%	3.0%	4.3%	6.7%	53.2%
of which Non-performing	1,309	1,193	19	708	485	708	10.1%	3.7%	2.1%	5.3%	9.4%	69.3%
Germany	8,137	1,030	20	361	1,146	2,391	63.3%	2.3%	3.8%	4.9%	5.8%	19.8%
of which Non-performing	206	118	4	4	4	3	25.9%	0.7%	0.3%	30.7%	30.6%	11.8%
Netherlands	63,314	49,846	2,996	25,328	5,989	15,219	20.3%	2.8%	6.3%	15.3%	23.2%	32.1%
of which Non-performing	4,294	2,157	94	1,464	283	817	20.9%	3.6%	15.4%	25.4%	21.3%	13.4%
Rest of Europe	87,843	26,192	5,348	19,203	20,472	50,606	42.0%	5.4%	5.7%	5.1%	8.8%	33.0%
of which Non-performing	4,243	3,074	49	385	1,536	2,675	17.6%	3.3%	4.1%	10.6%	19.3%	45.1%

Total Business Lending	257,179	107,734	15,466	76,889	52,550	114,076	35.2%	4.5%	5.3%	8.5%	12.3%	34.1%
of which Non-performing	11,083	6,815	286	2,882	2,432	4,281	20.3%	3.7%	8.1%	15.9%	19.4%	32.5%

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions

ING Group Annual Report on Form 20-F 2014	F-198

Notes to the consolidated financial statements continued

The two tables above provide the collateralisation of the ING Bank’s Business Lending portfolio with a breakdown per geographical region or main market, which are defined based on the residence of the borrowers. The total increase in the business lending portfolio is in line with the increase in covers. The increase in collateralisation is observed in most regions and main countries, such as Africa, America, Australia and Netherlands. Exposures and covers in Asia decreased due to the deconsolidation of ING Vysya Bank, although the FX changes impacted adversely the decline in exposures and outstandings in Asia. In the Netherlands the exposures and covers decreased due to the de-risking in the Dutch Real Estate portfolio.

Investment and Money Market portfolio

Investment and Money Market exposure per region

Cover values including guarantees received - Investment and Money Market Portfolio (1)(2)
	2014	Cover type					2013	Cover type
Investment and Money Market	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible
Africa	0						0
America	7,261		10		30	16	4,028				17	19
Asia	6,946						6,481					116
Australia	5,576						5,485
Europe
Belgium	8,252						9,843
Germany	25,730		0	0	614	0	23,472				4,399	0
Netherlands	10,723		6		0	0	16,153		6		249
Rest of Europe	53,710			298	2,810		47,185				452

Total Investment and Money Market	118,198		16	298	3,454	16	112,647		6		5,117	135
of which Non-performing	104		6				11		6

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions

A key characteristic of the Investment and Money Market business is that typically little cover is given to support these exposures. 99.9% of Money Market and 96.9% of Investment exposure receives no covers. During 2014 these percentages increased slightly. The majority of ING’s investment positions are of high quality with 94% of the portfolio rated between AAA to A-, based on external ratings.

In the Investment portfolio, the cover mainly relates to government guarantees and supranational institution guarantees.

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

The use of Central Clearing Parties (CCPs) is becoming more important for the derivatives business and as a consequence the credit risk is shifting from Counterparties to CCPs. In 2014, the notional Pre-Settlement exposure that was cleared via CCPs increased by 7.4%.

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

The next table represents the different types of outstandings in 2014 and 2013. The “Gross MtM before netting and collateral” is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit. The “MtM after netting” is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs). The “MtM after netting and collateral” is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the “MtM after netting” and “MtM after netting and collateral” is the liquid collateral (cash and securities). The Outstandings column represents CEM exposure (MtM after netting and collateral) plus the Potential Future Exposure (PFE) at a 97.5% confidence level for derivatives and securities.

F-199	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Pre-settlement per region

Pre-settlement portfolio (1)(2)
	2014				2013
Region	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings
Africa	108	85	85	103	53	37	37	43
America	18,871	10,224	7,350	8,720	15,844	7,069	5,276	6,083
Asia	6,761	3,629	2,782	3,742	5,879	3,377	2,943	4,195
Australia	450	245	232	195	449	293	286	338
Europe
Belgium	6,955	4,704	4,187	2,572	4,011	2,762	2,406	1,947
Germany	8,589	4,673	2,468	3,639	7,275	3,948	2,045	3,227
Netherlands	12,466	6,767	4,924	5,475	9,848	4,775	3,996	5,180
Rest of Europe	129,451	31,986	26,818	27,146	86,861	27,542	23,430	27,011

Total Pre-settlement	183,651	62,313	48,846	51,593	130,220	49,803	40,419	48,024
of which Non-performing	101	101	101	100	205	205	205	209

(1)	Including loans to ING Group and NN Group.
(2)	Excluding intercompany positions

The increase in the gross MtM (25.4%) was mainly observed in the UK (Rest of Europe), due to Clearing Houses. After netting the increase for Clearing Houses was only EUR 1.5 billion. Main part of this increase came from the interest rate derivatives (IRD) portfolio which represents 68.7% (2013: 66.1%) of the total pre-settlement gross.

ING Group Annual Report on Form 20-F 2014	F-200

Notes to the consolidated financial statements continued

Market risk

Introduction

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices, negatively impact the bank’s earnings, capital, market value or liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held in the long-term (or until maturity) or for the purpose of hedging other banking book positions, while the trading book positions are typically held with a short-term intent.

ING Bank recognises the importance of sound market risk management and follows the approach to identify, assess, control and manage market risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

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

Within ING Bank, market risk falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organised. The business lines Retail Banking (both Benelux and International), Commercial Banking and Corporate Line are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.

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

Economic capital for market risk

Economic capital for market risk is the economic capital necessary to withstand unexpected value movements due to changes in market variables and model risk.

Model disclosure

Economic Capital for market risk is calculated for exposures both in trading portfolios and banking portfolios and includes interest rate risk, equity price risk, foreign exchange rate risk, real estate risk and model risks. Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year.

For the trading books, the linear interest rate risk in the banking books and equity investments, the Value at Risk (VaR) (measured at a 99% confidence interval, a one day holding period and under the assumption of an expected value of zero) is taken as a starting point for the economic capital calculations for market risk. To arrive at the economic capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

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

Real estate price risk includes the market risks in both the real estate investment and the development portfolio of ING Commercial Banking. The economic capital for real estate price risk is calculated by stressing the underlying market variables.

F-201	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Economic and Regulatory Capital (Bank diversified only) by risk type
	Economic Capital		Regulatory Capital
	2014	2013	2014	2013
Trading	318	527	745	667
Interest rate risk in the banking books	2,861	2,629
Foreign exchange	420	130	113	37
Real Estate	461	563
Equity Investments*	2,246	880

Market risk	6,306	4,729	858	704

*	Regulatory capital for equity investments are reported under credit risk regulatory capital.

Year-on-year variance

During 2014, market risk economic capital increased significantly from EUR 4.7 billion to EUR 6.3 billion. The main drivers of the increase are an update of the model parameters and an increase of the equity investment positions, primarily impacting the equity investments risk type. A short explanation for the main items:

•	Trading: the decrease in economic capital is largely driven by an increased diversification with the risk types.

•	Interest rate risk in the banking books: the exposure is mainly driven by the long-term investment of ING Bank’s capital (investment of own funds). In this overview the replication of capital is presented in line with the regulatory prudential approach and therefore capital itself is classified as an overnight interest rate position. Overall the economic capital is relatively stable compared to 2013, since a shorter duration of the investment in own funds offsets the extension of the historical period of the risk parameters.

•	Foreign exchange: the increase is mainly resulting from ceasing the hedge of the common equity tier 1 ratio for foreign exchange rates of a selection of emerging market currencies.

•	Real estate: the decrease is mainly resulting from the run-off exposure of Real Estate Development

•	Equity investments: the main drivers of increase of Economic Capital are an update of the model parameters, an extension of the historical period, the inclusion of ING Vysya Bank as an equity investment and the appreciation of Bank of Beijing.

The increase in market risk Regulatory Capital for Trading is due to a combination of position changes and market movements which led to an increase in the VaR and Stressed VaR components of the regulatory capital calculation. The increase in market risk Regulatory Capital for Foreign Exchange relates to the equity stake in ING Vysya Bank.

Market risk in banking books

ING Bank makes a distinction between trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients and from the investment of own funds (core capital). Both the commercial products, and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term. ING Bank distinguishes the following types of market risk in banking books:

•	Interest Rate Risk, including customer behaviour risk;

•	Credit Spread Risk;

•	Foreign Exchange (FX) Risk;

•	Equity Price Risk; and

•	Real Estate Price Risk.

An important element of the management of market risks in the banking books is the process of risk transfer. In this process the interest rate, FX, funding and liquidity risks are transferred from the commercial books through matched funding to Bank Treasury, where it is centrally managed. The scheme below presents the transfer and management process of market risks in the banking books:

ING Group Annual Report on Form 20-F 2014	F-202

Notes to the consolidated financial statements continued

Model disclosure of banking risk measures

See Risk model governance and model validation section

Interest rate risk in banking book

Interest rate risk in the banking books is defined as the exposure of a bank’s earnings, capital and market value to adverse movements in interest rates originated from positions in the banking books.

Governance

The management of interest rate risk follows the interest rate risk in the banking book framework as approved by ALCO Bank. This framework describes roles and responsibilities, risk metrics, and it defines the policies and procedures related to interest rate risk management. Furthermore, on an overall level, ALCO Bank sets the risk appetite for interest rate risk, which is translated into limits for interest rate risk metrics.

The ING Bank approach to interest rate risk management, as set forth in this framework, is centralisation of risks from commercial books (that capture the products sold to clients) to central interest rate risk books. This enables a clear demarcation between commercial business results and results on unhedged interest rate positions.

ING Bank distinguishes three types of activities that generate interest rate risk in the banking books:

•	Investment of own funds (by Capital Management);

•	Commercial business (e.g. retail business); and

•	The strategic interest rate position (Bank Treasury).

Below the three activities are described in more detail:

Capital Management is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods, targeting to maximise return, while keeping earnings stable.

Commercial activities result in interest rate risk, as for example repricing tenors of assets differ from those of liabilities. Linear interest rate risk is transferred from the commercial business to the treasury books (Bank Treasury), if necessary also based on estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business.

Risk measurement and the risk transfer process take place on a monthly basis, but more often if deemed necessary, for instance in volatile markets. The customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled by MRM, based on extensive research. Model parameters are determined from historical data and expert opinion. Models are periodically validated by Model Validation. Models and parameters are backtested at least semi-annually and updated when deemed necessary. In the modelling of savings and current accounts different elements play a role: pricing strategies, outstanding and expected volumes and the level and shape of the yield curve. The analyses result in an estimated duration and an investment rule for the various portfolios. With respect to mortgages and loans, prepayment behaviour including interest rate dependent prepayment behaviour is modelled, as well as the interest sensitivity of embedded offered rate options.

F-203	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Bank Treasury manages the strategic interest rate position excluding capital investments. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO Bank.

Risk profile

In the following sections, the interest rate risk exposures in the banking books are presented. ING Bank uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective.

Earnings Sensitivity (ES)

ES measures the impact of changing interest rates on (before tax) net interest income. The ES figures in the tables below reflect an instantaneous shock of 1% and a time horizon of one year. For a downward shock it is assumed that interest rates will not be negative after the shock is applied. Management interventions are not incorporated in these calculations.

Earnings Sensitivity banking book per currency (instantaneous parallel shock)
	2014		2013
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	–107	68	–184	120
US Dollar	–5	5	5	2
Other	–7	16	–9

Total	–119	89	–188	122

Earnings Sensitivity banking book per currency (instantaneous parallel shock)
	2014		2013
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Commercial Banking	–19	7	–73	43
Retail Banking Benelux	–39	101	–52	42
Retail Banking International	–27	–86	–52	20
Corporate Line	–34	67	–11	17

Total	–119	89	–188	122

The ES is mainly influenced by the sensitivity of savings to interest rate movements and is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the ES marginally, as only a relative small part has to be (re)invested within the 1-year horizon.

Year-on-year variance analysis

In line with previous year the earnings with a one year horizon as per 2014 year end are relatively insensitive to rate changes, if compared to the net interest income. The earnings sensitivity for an upward shock has a positive impact. Positive earnings sensitivity implies that when rates increase, the positive impact on interest received on assets is larger than the negative impact of interest paid on liabilities.

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

ING Group Annual Report on Form 20-F 2014	F-204

Notes to the consolidated financial statements continued

NPV-at-Risk banking books per currency (instantaneous parallel shock)
	2014		2013
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	169	–1,749	1,399	–1,503
US Dollar	–4	26	–13	23
Other	1	5	36	–29

Total	166	–1,718	1,422	–1,509

NPV-at-Risk banking books per business (instantaneous parallel shock)
	2014		2013
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Commercial Banking	183	–120	57	–30
Retail Banking Benelux	–109	–130	–184	–209
Retail Banking International	–285	–29	30	236
Corporate Line	377	–1,439	1,519	–1,506

Total	166	–1,718	1,422	–1,509

NPV-at-Risk banking books per accounting category (instantaneous parallel shock)
	2014		2013
	–100 bps	+100 bps	–100 bps	+100 bps
By accounting category
Amortised Cost	–1,203	1,292	–1,115	923
Fair value through equity	1,234	–2,920	2,459	–2,347
Fair value through profit and loss	135	–90	78	–85

Total	166	–1,718	1,422	–1,509

The NPV-at-Risk is dominated by the interest rate sensitive long-term investments of own funds, as the equity itself is not modelled and hence is not presented as an offset for the investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. Convexity risk in retail portfolios also contributes to the overall NPV-at-Risk. The asymmetry between the NPV-at-Risk for a -100 bps and a +100 bps shock is primarily caused by the flooring the interest rates to zero for the -100 bps scenario.

Year-on-year variance analysis

NPV-at-Risk for a +100 bps shock increased during 2014. An overall increase of EUR 209 million is shown. This mainly results from a change in the strategic interest rate position. The sensitivity for a -100 bps shock has mainly changed as a result of lower rates, whereby for fewer positions a -100 bps shock can be applied, as the interest rates are limited to zero in the calculations.

Besides the change of the overall NPV-at-Risk exposure there is change in the exposure per accounting category. This is mainly the result of increased volume and duration of savings and at the same time a decreased duration of mortgages. As a result the exposure at amortised cost showed a larger move for the +100 bps shock. The impact of this move was mitigated by cash flow hedges, which revaluate through equity.

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV-at-Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

F-205	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

BPV banking books per currency
amounts in thousands of euros	2014	2013
	+100 bps	+100 bps
By currency
Euro	–15,890	–13,900
US Dollar	261	214
Other	–21	–339

Total	–15,650	–14,025

BPV banking books per business
amounts in thousands of euros	2014	2013
By business
Commercial Banking	–1,773	–626
Retail Banking Benelux	–55	–100
Retail Banking International	981	2,757
Corporate Line	–14,803	–16,056

Total	–15,650	–14,025

BPV banking books per accounting category
amounts in thousands of euros	2014	2013
By accounting category
Amortised Cost	16,311	11,482
Fair value through equity	–30,205	–24,318
Fair value through profit and loss	–1,756	–1,189

Total	–15,650	–14,025

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of own funds, as the present value of this position is significantly impacted if interest rates move up by one basis point.

Year-on-year variance analysis

In line with the increase in NPV-at-Risk, the overall BPV increased in 2014 with EUR 1.6 million. As for NPV-at-Risk this mainly results from a change in the strategic position. Besides the change of the overall BPV exposure there is a change in the exposure per accounting category. This is mainly the result of increased volume and duration of savings and at the same time a decreased duration of mortgages. As a result the BPV exposure at amortised cost showed an upward move. This move was mitigated by cash flow hedges, which revaluate through equity and an increased duration of investments. The decreased sensitivity of other currencies results from the deconsolidation of ING Vysya Bank.

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

Governance – FX translation result

ING Bank’s strategy is to protect the target common equity tier 1 ratio against FX rate fluctuations, whilst limiting the volatility in the profit and loss account. Therefore, hedges are only done to the extent that they can be hedge accounted for against equity. Taking this into account, the common equity tier 1 ratio hedge is achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target common equity tier 1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. A selection of emerging market currencies are exempted for the hedge.

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies for FX translation result:

ING Group Annual Report on Form 20-F 2014	F-206

Notes to the consolidated financial statements continued

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net exposures
amounts in thousands of euros	2014	2013	2014	2013	2014	2013
US Dollar	2,601	2,191	–189	–134	2,412	2,057
Pound Sterling	635	325	21	19	656	344
Polish Zloty	1,774	1,852	–848	–1,012	926	840
Australian Dollar	3,665	3,478	–3,309	–2,877	356	601
Turkish Lira	2,033	1,861	–3	–572	2,030	1,289
Chinese Yuan	2,289	1,253	–166	–150	2,123	1,103
Korean Won	800	723	–635	–583	165	140
Indian Rupee	701	856			701	856
Brazilian Real	277	270		–195	277	75
Russian Rouble	502	765	–311	–544	191	221
Other currency	2,359	1,872	–1,359	–1,050	1,000	822

Total	17,636	15,446	–6,799	–7,098	10,837	8,348

In order to measure the remaining sensitivity of the target common equity tier 1 ratio against FX rate fluctuations, the common equity tier 1 ratio at Risk (cTaR) measure is used. It measures the drop in the common equity tier 1 ratio from the target when stressing a certain FX rate. The stress scenario for a currency corresponds with that scenario that causes a drop in the common equity tier 1 ratio, so a negative sign means that a depreciation of that corresponding currency will result in a drop of the common equity tier 1 ratio.

Common Equity Tier 1 ratio sensitivity ING Bank
	cTaR		Stress Scenario
	2014	2013	2014	2013
Currency
US Dollar	0.12%	0.09%	15%	15%
Pound Sterling	0.00%	0.01%	15%	15%
Polish Zloty	0.00%	0.00%	–15%	15%
Australian Dollar	0.00%	0.01%	20%	–20%
Turkish Lira	0.06%	0.01%	–25%	–25%
Chinese Yuan	0.08%	0.00%	–15%	15%
Korean Won	0.01%	0.01%	–15%	–15%
Indian Rupee	0.04%	0.02%	–20%	–20%
Brazilian Real	0.02%	0.01%	–25%	–25%
Russian Rouble	0.01%	0.01%	–20%	–20%

The US Dollar is the main currency in terms of Net Exposure as the risk-weighted assets position in US Dollar is most significant besides Euro. In terms of sensitivities, fluctuations in the US Dollar are the main driver of the common equity tier 1 ratio as the US Dollar Net Exposure significantly deviates from the target. This deviation from the target for USD is mainly resulting from the limited capability to hedge the exposure without introducing P&L volatility. In 2014 the hedge of the common equity tier 1 ratio for foreign exchange rates of a selection of emerging market currencies has been ceased. The common equity tier 1 ratio is less sensitive for fluctuations in the other currencies.

Year-on-year variance analysis

The Foreign Investments in Chinese Yuan increased due to an increase in share price of Bank of Beijing. The decrease of the Foreign Investments in Indian Rupee is due to the deconsolidation of ING Vysya Bank, partly offset by the release of the minority interest. The change in Turkish Lira and Brazilian Real hedge position is a result of the decision to terminate the hedge of the common equity tier 1 ratio for foreign exchange rates of a selection of emerging market currencies, resulting in an increase in cTaR. For currencies in the table above, the decision to terminate the hedge was applicable to Turkish Lira, Chinese Yuan, Indian Rupee and Brazilian Real.

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

Risk Profile

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. This equity exposure mainly consists of the investments in associates and joint ventures of EUR 861 million (2013: EUR 937 million) and equity

F-207	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

securities held in the available-for-sale (AFS) portfolio of EUR 2,718 million (2013: EUR 1,645 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve, except in the case of impairment. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio
	2014	2013
Gross unrealised gains	2,019	1,038
Gross unrealised losses

Total	2,019	1,038

Year-on-year variance analysis

During the year ended 31 December 2014 the revaluation reserve relating to equity securities held in the available-for-sale portfolio fluctuated between a month-end low amount of EUR 996 million (2013: EUR 1,038 million) and a high amount of EUR 2,019 million (2013: EUR 1,483 million).

Real Estate price risk in banking books

Real estate price risk arises from the possibility that real estate prices fluctuate. This affects both the value of real estate assets and earnings related to real estate activities.

Governance

Real Estate is a run-off business consisting of Real Estate Development and Real Estate Investment Management activities which are being wound down by sale of assets, strict execution of contract maturity or through portfolio sales.

Risk profile

ING Bank has two main different categories of real estate exposure on its banking books: first, the own buildings ING Bank occupies, and second - development assets, which mostly consists of former Real Estate Development and Real Estate Investment Management activities.

ING Bank’s real estate exposure in the banking books (i.e. including leverage and committed purchases) is EUR 1.8 billion. For market risk management purposes, the total real estate exposure amounts to EUR 1.7 billion since property from foreclosures (EUR 0.08 billion) and third party interest (EUR 0.02 billion) are excluded.

ING Bank has EUR 0.2 billion recognised at fair value through profit and loss and EUR 1. 5 billion is recognised at cost or revalued through equity (with impairments going through profit and loss).

A split on the real estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2014	2013		2014	2013
Continent			Sector
Europe	1,352	1,993	Residential	270	325
Americas	142	145	Office	1,102	1,241
Australia	0	94	Retail	181	661
Asia	101	135	Industrial	22	144
Other	91	115	Other	111	111

Total	1,686	2,482	Total	1,686	2,482

Main exposure arises from office buildings in own use located in Netherlands and Belgium (EUR 0.8 billion), as well as retail and residential exposures in Europe (EUR 0.3 billion).

Year-on-year variance analysis

In total, real estate market risk exposure in the banking books decreased by EUR 0.8 billion mainly as a result of divestments (EUR 0.7 billion). The remainder is due to impairments and negative fair value changes.

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

ING Group Annual Report on Form 20-F 2014	F-208

Notes to the consolidated financial statements continued

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

Other pricing sources can be independent market vendors, brokers or market makers, or recent transactions. The range of prices obtained from these pricing sources can diverge. The choice of one or the other pricing source can therefore result in different estimates of fair value. Selecting the most appropriate price within this range requires expertise and judgement. The selection of the pricing sources used is subject to internal approval and review.

Valuation techniques range from discounting of cash flows to valuation models. Such models are based on relevant factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these price factors require various assumptions which imply that valuation models are subjective by nature. According to what valuation technique is used and what assumptions are made, the obtained fair value can be different, hence the implied downward and/or upward uncertainty of the accounting value may vary. For a classification of fair valued exposure to products in accordance with their degree of valuation uncertainty, refer to the section Financial instruments - Level Disclosure.

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

As of 2014 year end the valuation of all fair valued positions is aligned with the latest draft regulatory standards for fair valued instruments issued by the European Banking Authority (EBA/RTS/2014/06). These ‘Regulatory Technical Standards on Prudent valuation’ encompass a range of prescriptive valuation adjustment categories, aiming to reduce inherent valuation uncertainty for fair valued instruments and create more consistency across the banking industry. Where fair valued positions do not meet these higher standards, institutions must subtract the valuation difference from their Core Tier 1 capital.

ING has chosen to align existing fair valuation adjustments with the new requirements, hence support only one valuation process which meets both IFRS and CRR requirements, where allowed. This approach is supported by a new bank-wide valuation policy framework, and by detailed methodologies for fair valued instruments, per product and degree of liquidity. Benefits of the revised framework and chosen approach are a significant increase in consistency, and transparency of the fair valuation of financial instruments across different locations and books. An additional valuation adjustment through capital on the concentrated positions (the Concentration AVA) of EUR 35 million after tax is booked for ING Bank in 2014.

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (hereafter referred to as respectively, CVA and DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of an own credit adjustment. Additionally, derivatives valued at fair value are adjusted for credit risk by a credit valuation adjustment. This credit valuation adjustment is of a bilateral nature; both the credit risks on the counterparty as well as on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty decreases) are included in the adjustment. ING applies CVA also for pricing credit risk into new external trades with counterparties. Risk limits and controls are in place to monitor and anticipate CVA risk on a daily basis. The CVA is managed by global risk governance, where the risk limits and controls for CVA are managed and monitored on a global level. Our approach on CVA risk management is driven by increased control, cost efficiency and the global scope of CVA.

To address the risk associated with the illiquid nature of the derivative portfolio, ING applies an additional ‘liquidity valuation adjustment’. The adjustment is based on the market price of funding liquidity and is applied to the uncollateralised derivatives. This additional discounting is taken into account in both the credit and debt valuation adjustments.

Market Risk Management Product Control has the role to identify and challenge market data and pricing sources determine the parameters that will be used in the valuation models, and to calculate necessary value adjustments. When using valuation techniques, identified market data and sources used for the calculations are independently challenged, reviewed and validated on a regular basis, most of it daily. Price testing and valuation results are reviewed and validated by local and global parameter committees.

To secure segregation of duties between Front Office and Market Risk Management Product Control, the systems for pricing and price testing are secured in order to prevent unauthorised access.

F-209	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Reference is made to Note 43 ‘Fair value of assets and liabilities’ for the basis of the determination of the fair values of the financial instruments and related sensitivities.

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

Limitations

VaR has some limitations, such as the following: VaR uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level.

Backtesting

Backtesting is a technique for the on-going monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2014, three global backtest outliers (one actual and two hypothetical P&L outliers) occurred on two days, which were in line with our expectation based on the 99% confidence level of our VaR model. Details of the outliers are disclosed in the section ‘Risk profile’. ING Bank reports the results of this backtesting to DNB on a quarterly basis.

Basel Committee/CRD III

As of 31 December 2011 the Basel requirements on Stressed VaR and the Incremental Risk Charge have come into force in European legislation (CRD III), complementing the use of VaR. ING follows this framework for its regulatory capital calculations since Q4 2011. CRD IV has come into force as of 2014, but it has no impact on the Market Risk Framework. The Basel Committee is performing a Fundamental Review of the Trading Book, which may have a significant impact on the Pillar I calculations. The review is still in consultation and full implementation is not expected before end of 2017.

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

Event risk

Event risk is a valuable risk management tool. Event risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, MRM performs separate stressed scenario tests to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stressed scenario tests for monitoring the market risk under these extreme conditions. Event risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank.

ING Group Annual Report on Form 20-F 2014	F-210

Notes to the consolidated financial statements continued

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

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus daily trading profits and losses. The overnight VaR is presented for the ING Commercial Banking trading portfolio from 2010 to 2014.

Consolidated trading VaR ING Commercial Banking 2010 – 2014

We observed backtest outliers on two days in 2014: one actual and two hypothetical P&L outliers. On both days, the markets were more volatile than to the history captured in the VaR estimate. The hypothetical outlier in October was due to large moves in both interest rate and equity derivatives markets. This hypothetical outlier however results from being very prudent in taking into account basis risks in the hypothetical P&L calculation, in line with the VaR calculation model. The outlier in December (actual and hypothetical outlier on the same day) was mainly due to increased volatilities in certain credit spreads. Only two outliers in a period of a year – and no outliers in previous years – indicate that the VaR model is prudent.

The risk figures in the table below only relate to the CAD2 trading books for which the internal model approach is applied.

Risk Measures for Internal Model Approach Portfolios (1)
	Minimum		Maximum		Average		Year end
	2014	2013	2014	2013	2014	2013	2014	2013
Interest rate	3	3	11	13	5	7	6	7
Equity	2	2	7	8	3	5	6	4
Foreign exchange	1	1	6	6	2	3	2	2
Credit spread	3	2	9	4	5	3	9	3
Diversification (2)					–6	–9	–12	–7
Total VaR	6	5	15	17	9	9	11	9

Stressed VaR (10-day, 99%)	32	38	111	110	54	66	99	52

Incremental Risk Charge (1-year, 99.9%)	341	280	555	487	462	351	426	438

(1)	CVA risk is not included in VaR.

(2)	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

F-211	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Average VaR was in the same level of the previous year. The increase in average IRC was largely driven by updated LGD model parameters for the Central and Local Government portfolio.

Regulatory capital

According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received approval from the DNB to use an internal model to determine the regulatory capital for the market risk in most trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the Basel 2.5 framework, using an internal VaR, Stressed VaR and Incremental Risk Charge model, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using standardised fixed risk weights. In 2014, capital on all trading books is performed under the Internal Model Approach. Mismatches in FX risk from the banking books are incorporated under the Standardised Approach.

Regulatory Capital
			2014	2013
	SVaR	VaR	Total	Total
Interest rate/Credit spread	127	66	193	146
Equity	74	19	93	48
Foreign exchange	24	9	33	35
Incremental Risk Charge			426	438

Total Internal Model Approach	224	94	745	667
Standardised model (1)			113	37

Total Regulatory Capital			858	704
Market Risk Weighted Assets (2)			11	9

(1)	Standardised model is applied to FX positions in banking books.
(2)	Amounts are in EUR billions

The increase in market risk Regulatory Capital for Trading as of 2014 is mainly due to stressed VaR increase driven by position changes in the Equity Derivatives books; and due to 10D VaR increase as a result of increased volatilities in emerging markets.

The increase in market risk Regulatory Capital for Foreign Exchange relates to the FX risk in the equity stake in ING Vysya Bank.

Sensitivities

As part of the risk monitoring framework, Market Risk Management Trading actively monitors the daily changes of sensitivities of our trading portfolios. The following tables show the five largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors. Due to the nature of the trading portfolios, positions change from day to day.

Most important foreign exchange year-end trading positions
	2014		2013
Foreign exchange		Foreign exchange
Chinese Yuan	282	Chinese Yuan	297
US Dollar	–257	US Dollar	–214
Swiss Franc	–65	Romanian Leu	46
Australian Dollar	40	Singapore Dollar	–21
South Korean Won	21	Taiwan Dollar	19

ING Group Annual Report on Form 20-F 2014	F-212

Notes to the consolidated financial statements continued

Most important interest rate and credit spread sensitivities at year-end
amounts in thousands of euros	2014		2013
Interest Rate (BPV (1))		Interest Rate (BPV (1))
Euro	231	Euro	–302
Taiwan Dollar	75	Taiwan Dollar	48
Chinese Yuan	–47	Russian Ruble	–48
Polish Zloty	43	Romanian Leu	–27
Japanese Yen	34	South Korean Won	–25
Credit Spread (CSO1 (2))		Credit Spread (CSO1 (2))
Netherlands	–702	Germany	–454
Germany	552	France	452
United States	115	Netherlands	–384
Russia	97	Austria	–86
Italy	–94	Russia	–79

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates.
(2)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Credit spread sensitivities per risk class and sector at year-end
amounts in thousands of euros		2014		2013
Credit Spread (CSO1(1))		Corporate	Financial Institutions	Corporate	Financial Institutions
Risk classes
1	(AAA)	62	24	–4	–135
2–4	(AA)	–21	–100	–66	–74
5–7	(A)	21	–76	–58	–105
8–10	(BBB)	–52	–116	–28	–48
11–13	(BB)	–47	–45	–26	–37
14–16	(B)	–14	–18	–17	–9
17–22	(CCC and Problem Grade)	–44	–6	–42	–3
Not rated		–1	–1	–2	0

Total		–96	–338	–243	–411

(1)	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Funding and liquidity risk

Introduction

Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner.

ING Bank incorporates funding and liquidity management in its business strategy. In order to optimise it’s funding and liquidity risk management ING Bank has developed a funding and liquidity risk framework aimed at maximising liquidity access and minimising funding risks and costs. The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to ensure safe and sound operations under normal market circumstances and in times of stress.

Funding and liquidity risk includes three types of risk, two under normal, and one under stress conditions:

1)	Business as usual situation:

•	Structural funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to mismatches between expected liquidity tenors of assets and liabilities.

•	Customer behaviour funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to liquidity options embedded in assets and liabilities that include a client behaviour risk.

2)	Stress situation:

•	Stress funding & liquidity risk: The risk an organisation may become unable to meet its financial obligations when due, because insufficient cash is available or cannot be generated in time at a reasonable costs by attracting new unsecured funding or rolling over existing funding, or selling / repo-ing assets, potentially resulting in default.

Liquidity risk can materialise both through trading and non-trading positions.

F-213	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Governance

Within ING Bank, next to the Management Board Bank, staff (Risk and Finance) departments, Capital Management and the Bank Treasury function have oversight of and are responsible for managing funding and liquidity risk.

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

Bank Treasury is a 1st line function. Its main funding and liquidity responsibilities are to manage ING’s funding gap and ING’s regulatory liquidity position. Bank Treasury is ING’s primary contact to the market for long and short term funding, with exception of capital transactions which are under the responsibility of the Capital Management function and the execution of some specific structured funding products which are executed by Financial Markets under a mandate that provides strict guidance around pricing, volumes, optionalities and tenors.

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

Implementation of the framework

Liquidity risk appetite

ING’s liquidity risk appetite is expressed in a set of limits to manage the level of liquidity risk ING is willing to take in the pursuit of its strategic objectives. These limits are embedded in risk appetite statements (RAS) which reflect three pillars of addressing risk:

•	Structural sources of risk:

•	Limits on liquidity mismatches

•	Limits on exposures to short term professional money markets

•	Defining target Loan-to-Deposit ratios

•	Levels of liquidity:

•	Compliance with regulatory requirements

•	Adequate levels related to defined stress scenarios

ING Group Annual Report on Form 20-F 2014	F-214

Notes to the consolidated financial statements continued

•	Funding diversification:

•	Limiting or reducing dependency on single providers

•	Concentration limits per funding sources

Based on the above, ING Bank has defined the following funding and liquidity risk management risk appetite statements:

•	The structural mismatch in expected liquidity tenors of ING Bank’s assets and liabilities per significant currency is manageable. Also refer to Note 45 in which ‘Assets by contractual maturity’ are shown.

•	Home/host regulatory liquidity limits must be pro-actively complied with.

•	The time-to-survive in a funding stress situation must extend over defined period, also depending on the level of stress applied.

•	Funding of all longer-term assets and investments must be done by stable and longer-term liabilities.

•	Geographical dependencies with respect to intra-group funding are to be limited.

•	Diversification must be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies.

The risk appetite statements are also directly linked to liquidity stress testing.

Funding

In detailing the activities of the bank regarding utilisation of professional market funding sources, the following key principles apply:

•	Maintaining adequate market access in both normal and stressed but operable market conditions.

•	Managing risk by adhering to internally and externally imposed risk limits and balance sheet ratios.

•	Optimising the cost of funding under the principles above.

With respect to funding sources, ING Bank manages its balance sheet prudently, whereby short-term funding is primarily utilised for funding short-term assets. The bank aims to fund all longer term assets and investments by stable and longer term liabilities. Next to this, ING Bank monitors exposures in major currencies such as the USD. Monitoring and control of this funding is effectuated through a dedicated USD funding and liquidity risk framework.

ING Bank reviews its funding plan on at least a quarterly basis, assessing market developments and funding requirements.

In 2014, ING Bank had readily access to a large variety of funding sources, both short term and long term.

In the table below, the various funding sources are presented in the funding mix:

ING Bank Funding Mix
	2014	2013
Funding type
Retail deposits	47%	46%
Corporate & other deposits	22%	23%
Interbank (incl. central bank)	6%	5%
Lending/repurchase agreement	4%	4%
Public debt	19%	20%
Subordinated debt	2%	2%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Retail deposits accounted for 47% of the total funding mix, improved from 46% per 2013 year end. Ultimo 2014 the Loan-to-Deposit ratio (excluding securities at amortised costs) equals 1.04 (2013: 1.04).

Intraday liquidity management

The objective of managing intraday liquidity and its risks at ING is twofold: it is focused on preventing damage to the institution’s own liquidity position, and, in light of its role in global financial markets, ING also takes into account the potential damage to other parties which can arise through chain effects in payment and securities transactions. Intraday liquidity management is managed through the risk appetite statement, by setting amongst others monitoring metrics and triggers on daily net negative liquidity positions and levels of payments outflows.

Collateral position management

The objective of the Collateral Management is to ascertain that ING Bank can at all times meet collateral requirements for ING’s collateral needs.

Liquidity buffers

The liquidity buffer ING Bank holds can be seen as the short-term part of the counterbalancing capacity, i.e. the total of available sources and measures within ING to generate liquidity, and serves as a cushion for liquidity needs under normal and stressed conditions.

F-215	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

The liquidity buffer is held as an insurance against a range of stress scenarios, covering the additional need for liquidity that may arise over a defined short period of time under stress conditions. ING’s minimum standards for liquidity buffers are described below:

•	When local regulatory rules require so, local liquidity buffers can be established. Although locally established, these buffers must be centrally functionally managed by the BT function.

•	The buffer must be adequate in relation to the contractual and expected expiry calendars and other expected or planned developments.

•	The size of the buffers is supported by estimates of liquidity needs performed under the Bank’s or business entity’s stress testing and be aligned with the liquidity risk appetite.

•	The liquidity buffer is composed of cash and core assets that are eligible for the Liquidity Coverage Ratio (LCR) and/or highly marketable, which are not pledged to payment systems or clearing houses. For longer term buffer purposes, a broader set of liquid assets might be appropriate, subject to the Bank’s or entity’s ability to generate liquidity from them under stress, within the specified period of time.

•	The location and size of liquidity buffers reflects the Bank’s or entity’s structure (e.g. legal and geographical) and business activities.

•	The size and status of the buffers are reported to ALCO on a monthly basis.

As part of the liquidity buffer management, ING Bank also monitors the existing asset encumbrance. More information can be found in Pillar III.

Liquidity risk transfer and pricing

Funds Transfer Pricing (FTP) is an internal measurement and allocation system that assigns a profit contribution to funds raised, lent, or invested. FTP is the pricing mechanism used within ING to transfer interest rate risk, basis risk and liquidity risk positions from commercial units to Bank Treasury. The FTP framework enables local ALCOs to set their local FTP levels and manage these risks for all internal transfers at local level. This means that these risks are transferred from the business to a separate Bank Treasury book where they can be monitored and managed more efficiently and effectively. The liquidity costs, benefits and risks are considered in the product pricing, design and offering and in every relevant Product Approval and Review Process (PARP) or deal approval and other related processes for commercial products by the business units.

Stress testing

Stress testing allows a bank to examine the effect of exceptional but plausible future events on the liquidity position of the bank and provides insight into which entities, business lines or portfolios are vulnerable to which type of risks and/or in which type of scenarios. Liquidity stress testing is an important tool in identifying, assessing, measuring and controlling funding and liquidity risks, providing a complementary and forward-looking perspective to other liquidity and funding risk management tools.

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

In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, ING Bank produces several stress test reports with respect to the funding and liquidity position on a regular basis. Some of these stress tests are regulatory driven, and others are based on internal stress scenarios:

•	On a weekly basis ING reports an internal liquidity stress scenario. This report shows the development of the liquidity buffer during a 3-month-stress period, on a consolidated (bank) level and for the main entities, and split in Euro and US Dollar.

•	On a monthly basis ING Bank reports a number of stress scenarios, either based on regulatory requirements:

•	1-month DNB liquidity buffer, according to DNB regulation;

•	Liquidity Coverage Ratio (LCR), based on CRR/CRD IV or on own defined stress scenarios related to time-to-survive periods.

On ad-hoc basis ING Bank has performed additional stress tests related to the funding and liquidity position. Overall, stress testing is an integral part of the liquidity and funding risk management framework and also serves as input for the contingency funding plan. From a currency perspective, stress tests are applied on Euro and US Dollar whilst other currencies are monitored. This aligns with the Basel3 and CRR approach with regard to major currencies.

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

ING Group Annual Report on Form 20-F 2014	F-216

Notes to the consolidated financial statements continued

Regulatory developments

During 2014 there were many regulatory developments related to funding and liquidity. One of the most important was the finalisation of the Delegated Act by the European Commission, providing detailed guidance on the LCR, taking into account comments from the industry as well as European Union specificities.

Next to this additional guidance has been provided on a broad range of additional regulatory reporting requirements such as asset encumbrance and monitoring metrics. At the end of October, the BCBS published a final version of the Net Stable Funding Ratio, which will be implemented by 2018. In the coming years, both the EBA and the EC will review how the NSFR will be implemented in the EU.

In November 2014, the European Central Bank (‘ECB’) assumed responsibility for a significant part of the prudential supervision of banks in the Eurozone, including ING Bank, following a year-long preparatory phase, which included an in-depth comprehensive assessment of the resilience and balance sheets of the biggest banks in the Eurozone. ING Bank was among the seven Dutch institutions covered by the assessment (out of 130 institutions overall). While the ECB has assumed the supervisory tasks conferred on it by the Single Supervisory Mechanism (‘SSM’) Regulation, the DNB will still continue to play a big role in the supervision of ING Bank. The SSM has created a new system of financial supervision for countries within the Eurozone, with the possibility of non-Eurozone Member States participating by means of close cooperation. With the SSM only having been in place since November 2014, it is difficult at this stage to identify what exact impact the SSM will have on ING Bank. The SSM may have a significant impact on the way ING’s banking operations are supervised in Europe.

Non-financial risk

Introduction

The Non-Financial Risk (NFR) department encompasses the operational and compliance risk management functions. It ensures appropriate risk controls in these functional areas by implementing clear policies and minimum standards which are embedded in ING Bank business processes in all divisions. The necessary infrastructure is in place to enable management to track events and non-financial risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing non-financial risk.

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

Governance

At all levels in the organisation Non-Financial Risk Committees (NFRCs) are established to appropriately measure, manage and monitor the operational and compliance risks of a business unit or region and to ensure that appropriate management action is taken. NFRCs, chaired by the CEO of the entity, steer the risk management activities of the first and second line of defence in their entities. The Bank NFRC is the primary approval and oversight committee for non-financial risk matters.

The Head of Non-Financial Risk is responsible for developing the framework of non-financial risk policies and standards within ING Bank and for monitoring the quality of non-financial risk management in the divisions. The Non-Financial Risk Dashboard provides management on regional, divisional and Bank level with an overview of key risks within the NFR risk areas including compliance risks, information security risks, continuity risks, governance and control risks, fraud and unauthorised activities risks and personal and physical security risks, enabling management to focus and set priorities.

The Chief Compliance Officer (CCO) is the general manager of the compliance risk management department and the Head of the Compliance function within the Bank. The CCO reports functionally to the Chief Risk Officer and hierarchically to the Head of Non-Financial Risk. This is an independent function responsible for developing and establishing the Bank-wide compliance risk management charter & framework which establishes the policies and minimum standards for managing compliance risks. The CCO assists and supports the Management Board Banking in managing ING Bank’s compliance risks and control framework.

The non-financial risk department uses a layered functional approach within divisions to ensure systematic and consistent implementation of the framework of policies and minimum standards within ING Bank. To avoid potential conflicts of interests, it is imperative that the staff working in the department is impartial and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level within ORM and Compliance is in place. The functional reporting line has clear accountabilities with regard to objective setting, remuneration, performance management and appointment of new staff as well as obligations to veto and escalate.

Framework

ING Bank has a comprehensive framework for operational and compliance risks. This supports and governs the process of identifying, measuring, mitigating, monitoring and reporting non-financial risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set by the Bank NFRC. Adherence to this risk appetite is monitored quarterly through the Non-Financial Risk Dashboard which reports the key non-financial risk exposures.

F-217	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

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

Advanced Measurement Approach (AMA)

ING Bank has an Operational Risk Capital model in place in which the risk profile is closely tailored to the internal profile of ING Bank and its divisions by using scenario data for capturing severe risks and internal loss and Risk & Control Self-Assessment data for capturing day-to-day risks. The business has a strong role in assessing scenario severities and the Operational Risk Management function in validating the results. The internal data based calculation is combined with an external loss data (ORX) based calculation. In April 2013 ING Bank obtained accreditation for use of its enhanced AMA model for regulatory supervision purposes. In 2014, the set of scenarios has been further extended in such areas as cybercrime and compliance risk. ING Bank reports the regulatory capital numbers on a quarterly basis. The AMA capital for the fourth quarter of 2014 amounts to EUR 2,700 million. For the fourth quarter of 2013 the AMA capital amounted to EUR 2,822 million. ING Bank is currently not using any insurance or risk transfer mechanisms for the mitigation of risk in the context of the AMA capital calculation.

Operational risk

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk but strategic risks are not included.

Given the heavy reliance on IT systems in financial institutions, controls that monitor the various aspects of IT risk, such as integrity and confidentiality, are embedded in ING Bank’s risk and control framework.

Main developments in 2014

Internal and external fraud

ING Bank is continuously working on strengthening its global fraud resilience including enhanced collaboration against cybercrime. Developing applications, or exploring and combining existing data search tools that can be used for behavioural monitoring are becoming more and more important in both internal and external fraud prevention and are being further developed into an effective set of organisational controls.

The risk of clients and ING staff being targeted by fraudsters using social engineering techniques to execute payments has increased. Efforts are undertaken to mitigate the risk such as creating awareness for customer relationship departments about this type of fraud and communication to the customers and staff targeted by these fraudsters. ING Bank continues to strengthen its control environment for manually initiated payments by clients as fraudsters are increasingly shifting their interest to the end-user. ING Bank continues to stringently monitor both this type of fraud and new emerging fraud methodologies.

Cybercrime

Cybercrime is an increasing threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks are increasing at a global scale. In 2014 ING has successfully finished its Cybercrime Resilience Programme to become more mature in being able to protect, detect and respond to e-banking fraud, Distributed Denial of Service (DDoS) and targeted attacks (also called Advanced Persistent Threats). The Cybercrime Resilience Programme has handed over the Cybercrime activities to the line organisation to ensure structural embedding.

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

ING Group Annual Report on Form 20-F 2014	F-218

Notes to the consolidated financial statements continued

The compliance risk management function supports management in mitigating the compliance risks and by establishing a compliance control framework derived from laws, regulations and standards. The compliance risk management function actively educates and supports the business in managing compliance risks related, but not limited to, money laundering, terrorist financing, sanction and export control compliance, conflicts of interest, mis-selling, corruption and protection of customer interests.

ING Bank categorises compliance risk into four conduct-related integrity risk areas: client conduct, personal conduct, organisational conduct and financial conduct. ING Bank has a Whistleblower Policy which encourages staff to speak up if they know or suspect a breach of external regulations, internal policies or Business Principles.

Financial Economic Crime (“FEC”) policy

The ING Bank FEC Policy provides a clear statement of what is required by all ING Bank entities in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

The ING Bank FEC Policy directly reflects relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities maintain appropriate local procedures that enable them to comply with local laws, regulations and the relevant ING Bank FEC Policy. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy prevails when the standards therein are stricter than stipulated in local laws and regulations and if not specifically forbidden (data privacy or bank secrecy).

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Within ING Bank the so-called Sanctions Risk Assessment (SRA) procedure has been developed and implemented within Lending Services. With this procedure all transactions within Lending Services go through a Transaction Due Diligence process in a standardised manner. The outcome of the SRA determines the level of contractual language that is being included in the deal documentation. The SRA takes into consideration the direct and indirect nexus a customer/deal has towards certain countries and sectors. A further roll-out into other business areas of ING is in progress.

Mid 2014 both the US and the EU announced Ukraine-related sanctions. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

Main developments in 2014

Whistleblower Ethics Line

ING has an Ethics Line which makes it possible for all ING staff to report suspected cases of wrongdoing on a fully anonymous basis. This Ethics Line is fully independent of ING and operational since Q1 2014.

Compliance Conduct Risk Monitoring

Compliance developed a new methodology in order to assess the working of soft controls in relation to compliance risks. This methodology will be rolled out through the compliance function in 2015 as part of the existing compliance framework. This new approach supports the ambition of ING to secure an integrity-led culture.

Corruption risk

ING Bank set up a programme to create a statutory framework in respect of sound and ethical operations designed to prevent corruption in the form of conflicts of interest and/or bribery.

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

F-219	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

board members and senior managers and is created to ensure that every employee in every part of ING understands how their actions and behaviour can help earn and retain customer and stakeholder trust. The modules consist of several case studies and real life examples which require staff to think about various aspects of the issue. Each module also includes a statement from a senior manager. The topics covered in 2014 were:

•	Cybercrime

An introduction to cybercrime, focusing on how cybercriminals operate and the risks that cybercrime creates for employees, ING and our customers. By using practical examples staff are challenged to think about what can be done to minimise cybercrime risks.

•	Personal Responsibility

In this module several Compliance, Operational Risk and Legal topics are covered. Practical examples are supported by an engaging video whereby staff are challenged to think about the need to identify risks and to take personal responsibility when they see something that is not right.

Learning

Global education and awareness training in the form of e-learning modules was provided on topics such as Financial Economic Crime (FEC), Sanctions and Ultra High Risk Countries, Foreign Account Tax Compliance Act (FATCA), Gifts, Entertainment and Anti-Bribery (GEAB) and Competition Law. Furthermore, there were end of year campaigns for GEAB and anti-corruption to strengthen awareness.

A compliance curriculum and learning path was developed and rolled out for all compliance staff worldwide, providing information on compliance-related training available in the ING Learning Centre and recommended external trainings. Also a mandatory Compliance Induction e-module was introduced for new staff in ING Bank in the Netherlands.

Classroom sessions were delivered on other specialist topics. This included training in introduction programmes for new staff and talent programmes. A new training was introduced for staff in ING Bank worldwide who are new to the Operational Risk function. Compliance Risk Management continued its mandatory international Compliance Officer Training programme for all new compliance officers in ING Bank worldwide.

In addition, regular global calls were organised on various topical subjects to provide advice and clarification to NFR staff and provide the opportunity to ask questions.

Business risk

Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customer behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of business risk capital is done by calculation of two components,

1)	Expense risk relates to the (in)flexibility to adjust expenses, when that is needed.

2)	Customer behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The customer behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.

Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology.

ING Group Annual Report on Form 20-F 2014	F-220

Notes to the consolidated financial statements continued

2.2.2 Capital management

Objectives

ING Group Capital Management (Capital Management) is responsible for the adequate capitalisation of ING Group and ING Bank entities at all times in order to manage the risk associated with ING’s business activities. This involves not only the management, planning and allocation of capital within ING Group and ING Bank, but also the necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assessing the adequacy of its capital position in relation to its risk profile and its operating environment. This implies taking into account the interests of its various stakeholders. Capital Management takes into account the metrics and requirements of regulators, rating agencies and internal metrics such as Economic Capital (EC).

ING applies the following main capital definitions

•	Common equity Tier 1 capital, Tier 1 capital and total BIS capital – Tier 1 capital is defined as shareholders’ equity plus hybrid capital less regulatory adjustments. Common equity Tier 1, Tier 1 and BIS capital divided by risk-weighted assets equal the Common equity Tier 1, Tier 1 and BIS ratio respectively. Common equity Tier 1 capital is equal to Tier 1 capital excluding hybrid capital;

•	Adjusted Equity (ING Group) – This rating agency concept is defined as shareholders’ equity plus core Tier 1 securities, hybrid capital and prudential filters. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to Group debt for ING Group;

•	EC – ING Bank uses Internal economic capital models to allocate capital for unexpected losses given 99.95% confidence level. These models capture credit risk, market risk, operational risks , business risks as well as diversification.

Developments

In 2014, Capital Management’s main focus remained executing the Group restructuring programme while ensuring it has sufficient loss-absorbing capacity to cope with severe unexpected losses without jeopardising our business as usual. In terms of the restructuring programme, ING completed the disentanglement from the Dutch State in 2014 while ensuring an orderly exit from Insurance activities.

In February 2014, ING together with the Dutch State completed the unwinding of the Illiquid Assets Back-Up Facility (IABF). The Dutch State has sold the remaining USD 11.5 billion of securities in the portfolio through three auctions at an average price of 77.3%. The proceeds were used to pay off the remaining loans from ING. Together with the settlement of fees, the unwinding resulted in a cash profit for the Dutch State of EUR 1.4 billion in 2014.

In March 2014, ING Group repaid the penultimate EUR 1.225 billion non-voting equity securities (core Tier 1 securities) to the Dutch State. ING Bank paid a dividend to ING Group to facilitate the payment. ING Group’s financial position allowed us to accelerate the final payment of EUR 1.025 billion to November 2014, six months ahead of the schedule as agreed with the European Commission. ING has now completely repaid the EUR 10 billion non-voting equity securities issued in 2008 as well as EUR 3.5 billion in premiums and coupons. The total repayment of EUR 13.5 billion equates to a 12.7% internal rate of return for the Dutch State.

In January 2014 ING has completed, as already announced in 2013, the sale of 37.7 million units in SulAmérica to Swiss Re Group. This transaction further reduced ING’s stake in the Brazilian insurance holding to approximately 10%.

The remaining bonds issued under the Credit Guarantee Scheme of the State of the Netherlands were fully repaid in March 2014. ING Group paid a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme in 2009.

ING Group executed several transactions to bring down its stake in Voya Financial, Inc (Voya). ING Group sold shares of Voya in March 2014, September 2014 and November 2014 for a total consideration of EUR 2.8 billion. At the end of 2014, ING’s stake in Voya was approximately 18.86%. On 4 March 2015, ING completed the divestment of all remaining Voya shares for total proceeds of approximately EUR 1.8 billion.

In June 2014, ING Group sold the last tranche of its stake in SulAmérica for total proceeds of EUR 180 million.

ING Group’s successful IPO of NN Group in July 2014 generated approximately EUR 2 billion proceeds and reduced its shareholding to 68.1%. As of the third quarter of 2014, NN Group is accounted for as an investment in associate held for sale. On 17 February, ING announced the sale of 52 million NN Group shares for total proceeds of EUR 1.2 billion. Following this transaction ING Groups’s stake in NN Group was reduced to 54.6%.

During 2014, all net capital flows related to the sale of insurance related activities as disclosed in Note 57 ‘Other events’ enabled ING Group to reduce Group debt from EUR 4.9 billion at the end of 2013 to EUR 1.5 billion at the end of 2014.

ING executed on other capital transactions as well. Firstly, in February 2014, ING has finalised the agreement in which it is released from all future financial obligations arising out of the closed Defined Benefit (DB) Pension Plan in the Netherlands. The Dutch DB Plan has ceased to be accounted for as a defined benefit plan and the Pension Asset related to this plan has accordingly been removed from ING’s balance sheet as of the first quarter 2014. The after-tax P&L impact of the agreement was approximately EUR -1.1 billion. Of this P&L impact, EUR -0.7 billion has been attributed to ING Bank and EUR -0.4 billion to NN Group. For ING Group, the removal of these financial obligations and the subsequent removal of a cross guarantee between ING Bank and NN Group was an important step towards the IPO of NN Group.

In addition, under the IAS 19 accounting rules, ‘unrecognised actuarial gains and losses’ on defined benefit pension plans are recognised immediately in equity, which increases volatility driven by movements in financial markets. The transfer of the obligations connected to the current Dutch DB Plan removes this source of volatility for both Bank and Insurance. It also removes the potential direct negative impact on capital in the event of a net pension liability. Consequently, the agreement has made the capital position more stable.

F-221	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

Secondly, ING redeemed EUR 1.5 billion 8% ING Group hybrid capital on the call date of 18 April 2014 which has reduced the level of Tier 1 securities in the capital base. It was replaced in ING Bank’s capital structure by the EUR 1.5 billion 3.625% CRD-IV eligible Tier 2 security that was successfully issued in February 2014 by ING Bank. NN Group redeemed EUR 1.2 billion of ING Group hybrids in the third quarter of 2014, further disentangling NN Group from ING Group. These hybrids were subsequently on-lent to ING Bank as CRR/ CRD IV eligible securities thus improving the Tier 1 capital base.

In 2014, ING participated in the targeted longer-term refinancing operations (‘TLTRO’) of the European Central Bank for an amount of EUR 5.7 billion. The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation plus a fixed spread of 10 basis points above the ECB refinancing year rate. Counterparties that have borrowed in the TLTROs but whose eligible net lending in the period from 1 May 2014 to 30 April 2016 is below the benchmark will be required to pay back their borrowings in September 2016. Interest will be paid in arrears when the TLTRO is repaid. Starting 24 months after each TLTRO, ING has the option to repay any part of the amounts allotted in that TLTRO at a six-month frequency.

Policies

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For the Capital Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

Processes for managing capital

In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group and ING Bank and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process. Following the annual budgeting process, each year a capital plan is prepared for the Group as a whole and each of its material businesses. This plan is updated on a quarterly basis and it is assessed to what extent additional management actions are required. At all times maintaining sufficient financial flexibility should be preserved to meet important financial objectives. At the foundation of the capital plan are ING’s risk appetite statements that determine target setting. These constraints are being cascaded to the different businesses in line with our risk management strategy.

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

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table on the next page reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2014 rules. This makes clear which items phase in directly, which phase in gradually and which not yet in 2014. In addition, ING not only reports these metrics for ING Bank, but as of the fourth quarter of 2014 also introduced this analysis for ING Group. During 2014, ING Group and ING Bank were adequately capitalised.

ING Group Annual Report on Form 20-F 2014	F-222

Notes to the consolidated financial statements continued

ING capital position according to CRR/CRD IV
	(fully loaded)		(phased in)
	Group	Bank	Group	Bank
	2014	2014	2014	2014
Shareholders’ equity (parent)	46,634	34,328	46,634	34,328
Differences IFRS-IASB and IFRS-EU (1)	3,790	3,736	3,790	3,736
– Deductions of significant investments in financial institutions	–14,103		–4,631
– Proposed dividend	–470		–470
– Other adjustments	–4,339	–4,395	–4,780	–4,808

Regulatory adjustments	–18,912	–4,395	–9,881	–4,808

Available common equity Tier 1 capital	31,512	33,668	40,543	33,256
Additional Tier 1 securities (2)	5,727	5,727	5,727	5,727
Regulatory adjustments additional Tier 1	0	0	–5,727	–1,883

Available Tier 1 capital	37,239	39,395	40,543	37,100
Supplementary capital Tier 2 bonds (3)	9,371	9,371	9,371	9,371
Regulatory adjustments Tier 2	103	103	–6,081	–456

Available BIS capital	46,713	48,869	43,834	46,015
Risk weighted assets (4)	300,758	296,427	300,647	296,319
Common equity Tier 1 ratio	10.48%	11.36%	13.49%	11.22%
Tier 1 ratio	12.38%	13.29%	13.49%	12.52%
BIS ratio	15.53%	16.49%	14.58%	15.53%

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(2)	For ING Group: of which EUR 5,727 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. This amount is presented net of positions on-lent to Insurance. For ING Bank: of which EUR 1,988 million is CRR/CRD IV compliant and EUR 3,739 million to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules.
(3)	Of which EUR 5,778 million is CRR/CRD IV-compliant and EUR 3,593 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. (4) The fully loaded RWA deviated from the phased-in RWA as a result of higher market values, the significant investments in Financial Institutions for the Bank exceeded 10% of CET1 capital. Only the amount up to this limit (which is lower phased-in than fully loaded) is to be 250% risk weighted, while the excess is deducted.

ING Group

Group capital position: Deductions of significant investments in financial institutions
	(fully loaded)	(phased in)
	Group	Group
	2014	2014
Shareholders’ equity (parent)	46,634	46,634
Differences IFRS-IASB and IFRS-EU (1)	3,790	3,790
Deductions	–4,809	–5,250

Group’s eligible common equity Tier 1 capital	45,615	45,175
NN Group equity (carrying value)	13,549	13,549
Voya equity (market value)	1,591	1,591
Bank of Beijing (market value)	2,090	2,090
Other significant investments	1,434	1,434

Total significant investments in FIs	18,664	18,664
10% of Group’s common equity Tier 1	–4,561	–4,517

Total deduction	14,103	14,147
Deduction common equity Tier 1 capital	14,103	4,631
Deduction Tier 1 capital		3,857
Deduction BIS capital		5,659

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.

F-223	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

As per 31 December 2014 the total amount of available distributable items following the CRD IV definition is EUR 36,228 million up from EUR 34,693 million in 2013.

ING Group available distributable items according to the CRR/CRD IV
	2014	2013
Share premium	16,046	16,038
Other reserve	17,807	19,767
Differences IFRS-IASB and IFRS-EU (1)	3,790	3,501
Share of associate reserve	11,853	7,144
Non distributable	–13,719	–12,340

Total	35,777	34,110
Interest expenses on own fund instruments	451	583

Distributable items	36,228	34,693

(1)	Available distributable items are based on CRR/CRD IV rules which excludes the difference between IFRS-IASB and IFRS-EU reserves in the Shareholders’ equity.

ING Group’s Capital base
	2014	2013(1)
Shareholders’ equity (parent)	46,634	42,275
Differences IFRS-IASB and IFRS-EU (2)	3,790	3,501
Core Tier 1 securities		1,500
Group hybrid capital (3)	6,631	7,493
Group debt (4)	1,492	4,910

Total capitalisation	58,547	59,679
Adjustments to equity:
Revaluation reserve debt securities	–7,755	–4,227
Revaluation reserve crediting to life policyholders	3,765	2,914
Revaluation reserve cash flow hedge	–3,877	–1,878
Goodwill (5)	–1,060	–1,160
Defined benefit remeasurement	504	2,671

Revaluation reserves fixed income & other	–8,423	–1,680
Group debt	–1,492	–4,910

Total Adjusted Equity for Group	48,632	53,089

(1)	Shareholders’ equity for 2013 has been restated to reflect the changes in accounting policies as disclosed in the section ‘Changes in accounting policies in 2014’ on page 108.
(2)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(3)	Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier 1 instruments other than preference shares are provided as hybrid capital to ING Bank or NN Group. Hybrid capital securities are perpetual fixed income securities with an embedded call and coupon deferral feature. All hybrids capital securities rank senior to core tier 1 securities and ordinary shares of ING Group and they are structurally subordinated to the senior debt instruments issued by ING Groep N.V. More details on terms and conditions can be found on www.ing.com.
(4)	Investments in subsidiaries less equity (including core Tier 1 securities) of the Group holding company. This net debt position is provided as equity to NN Group and ING Bank.
(5)	According to the regulatory definition.

ING Group Annual Report on Form 20-F 2014	F-224

Notes to the consolidated financial statements continued

Regulatory requirements

Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (DNB until 3 November 2014, the ECB thereafter) for supervisory purposes. In 2010 the Basel Committee on Banking Supervision issued new solvency and liquidity requirements, which superseded Basel II. The minimum common equity Tier 1 ratio is 4.5%, the minimum Tier 1 requirement is 6% and the total capital ratio (known as the BIS ratio) is 8% of all risk-weighted assets. Basel III requires Banks to hold a capital of at least 80% of the old Basel I requirements, which was 8% of the RWAs as calculated with the Basel I methodology. This Basel I floor has been extended until the end of 2017.

Capital adequacy and ratios

Quantitative disclosure on capital measurements and ratios
		Group		Bank
	2014(1)	2013	2014(1)	2013(2)
Common equity Tier 1 ratio
Year-end actual CET 1 ratio	13.5%		11.2%	11.7%
Minimum CET 1 ratio	4.5%		4.5%	2.0%
Tier 1 ratio
Year-end actual Tier 1 ratio	13.5%		12.5%	13.5%
Minimum Tier 1 ratio	6.0%		6.0%	4.0%
BIS ratio
Year-end actual BIS ratio	14.6%		15.5%	16.5%
Minimum BIS ratio	8.0%		8.0%	8.0%
Debt/Equity ratio (Group)
Debt/Equity ratio	3.0%	8.5%

(1)	Basel III phased in
(2)	Basel II

The common equity Tier 1 ratio, Tier 1 ratio and BIS ratio are regulatory requirements for ING Group NV and ING Bank NV. It is our understanding that the regulatory guidance level for the Group CET1 will be in excess of 10.5% while we have an ambition for ING Bank to have a CET1 of more than 10%. The actual ratios at the end of 2014 were well in excess of these levels.

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all NN Group entities globally (regardless of local capital requirements). The total carrying value of the Voya stake is considered as required capital;

•	Bank required capital based on applying the CRR/CRD IV with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

Group debt decreased from EUR -4.9 billion at year-end 2013 to EUR -1.5 billion at 31 December 2014.

Regulatory capital adequacy ING Group
	2014	2013(1)
BIS capital (2)	46,015	45,287
IGD capital Insurance operations	15,764	20,783
Group debt	–1,491	–4,910

Regulatory capital	60,287	61,160
Required capital banking operations	27,501	26,913
Required capital insurance operations	6,274	8,146

Total required capital	33,775	35,059
FICO ratio	178%	174%

(1)	The 2013 numbers have been restated to reflect the changes made in the IGD computation for NN Group NV and to adjust the ING Bank NV phased in numbers according to 2014 rules.
(2)	Based on ING Bank phased in.

F-225	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

ICAAP/SREP process

On a yearly basis ING Bank N.V. submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator as prescribed in the Basel II and Basel III frameworks. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for the regulator’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. With the change in supervision from the Dutch Central Bank to the European Central Bank in November 2014, the SREP is for the first time conducted by the ECB. The regulatory 2014 guidance indicated indicated that the minimum capital ratios ECB considers adequate for ING Bank consolidated are sufficiently covered by ING’s own capital standards. In addition the regulator examines on a regular basis ING’s internal models and processes, which resulted in several add-ons on ING’s economic capital requirements. Nevertheless ING capital position is more than sufficient to meet these requirements and as such these add-ons do not lead to incremental capital requirements compared to what results from ING’s own assessment.

Main credit ratings of ING at 31 December 2014
	Standard & Poor’s		Moody’s		Fitch
	rating	outlook	rating	outlook	rating	outlook
ING Groep N.V.
– long-term	A-	negative	A3	negative	A	negative
– short-term	A-1		P-2		F1
ING Bank N.V.
– long-term	A	negative	A2	negative	A+	negative
– short-term	A-1		P-1		F1+

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

ING Group Annual Report on Form 20-F 2014	F-226

Notes to the consolidated financial statements continued

Authorisation of annual accounts

Amsterdam, 16 March 2015

The Supervisory Board	The Executive Board
J. (Jeroen) van der Veer, chairman	R.A.J.G. (Ralph) Hamers, CEO and chairman
J.C.L. (Joost) Kuiper, vice-chairman	P.G. (Patrick) Flynn, CFO
E.F.C.B. (Eric) Boyer de la Giroday	W.F. (Wilfred) Nagel, CRO
H.W. (Henk) Breukink
I. (Isabel) Martín Castellá
C.W. (Carin) Gorter
H.J. (Hermann-Josef) Lamberti
R.W.P. (Robert) Reibestein

F-227	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

2.3. Supplemental information

The following financial information presents the balance sheets for the years ended 31 December 2014 and 2013, and the profit and loss accounts and statements of cash flows for the years ended 31 December 2014, 2013 and 2012 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

2.3.1 Consolidating balance sheet

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks		12,233		12,233
Amounts due from banks	116	37,119	–116	37,119
Financial assets at fair value through profit and loss
– trading assets		136,959		136,959
– non-trading derivatives	380	4,308	–304	4,384
– designated as at fair value through profit and loss		2,756		2,756
Investments
– available-for-sale		95,402		95,402
– held-to-maturity		2,239		2,239
Loans and advances to customers	11,492	514,343	–13,402	512,433
Investments in associates	47,945	953	–47,945	953
Real estate investments		80		80
Property and equipment		2,100		2,100
Intangible assets		1,655		1,655
Assets held for sale	1,592	165,530	–1,695	165,427
Other assets	177	14,070	–281	13,966

Total assets	61,702	989,747	–63,743	987,706
EQUITY
Shareholders’ equity (parent)	46,634	47,945	–47,945	46,634
Minority interests		8,047		8,047

Total equity	46,634	55,992	–47,945	54,681
LIABILITIES
Subordinated loans	8,096		–1,235	6,861
Debt securities in issue	5,397	120,955		126,352
Other borrowed funds		17,834	–6,537	11,297
Amounts due to banks		29,999		29,999
Customer deposits and other funds on deposit		489,282	–5,411	483,871
Financial liabilities at fair value through profit and loss
– trading liabilities		97,091		97,091
– non-trading derivatives	89	6,357	–406	6,040
– designated as at fair value through profit and loss		13,551		13,551
Liabilities held for sale		144,085	–1,979	142,106
Other liabilities	1,486	14,601	–230	15,857

Total liabilities	15,068	933,755	–15,798	933,025

Total equity and liabilities	61,702	989,747	–63,743	987,706

ING Group Annual Report on Form 20-F 2014	F-228

Notes to the consolidated financial statements continued

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks		13,316		13,316
Amounts due from banks	1	42,996	–1	42,996
Financial assets at fair value through profit and loss
– trading assets		114,247		114,247
– investments for risk of policyholders		39,589		39,589
– non-trading derivatives		8,546		8,546
– designated as at fair value through profit and loss		2,790		2,790
Investments
– available-for-sale		137,897		137,897
– held-to-maturity		3,098		3,098
Loans and advances to customers		526,957		526,957
Reinsurance contracts		252		252
Investments in associates	58,063	2,022	–58,063	2,022
Real estate investments		1,046		1,046
Property and equipment		2,446		2,446
Intangible assets		1,841		1,841
Deferred acquisition costs		1,353		1,353
Assets held for sale		156,884		156,884
Other assets	565	20,774		21,339

Total assets	58,629	1,076,054	–58,064	1,076,619
EQUITY
Shareholders’ equity (parent)	42,275	48,994	–48,994	42,275
Non-voting equity securities	1,500	0	0	1,500

	43,775	48,994	–48,994	43,775
Minority interests		5,913		5,913

Total equity	43,775	54,907	–48,994	49,688
LIABILITIES
Subordinated loans	7,977		–1,088	6,889
Debt securities in issue	5,429	122,298		127,727
Other borrowed funds	762	22,775	–9,831	13,706
Insurance and investment contracts		111,769		111,769
Amounts due to banks		27,200		27,200
Customer deposits and other funds on deposit		474,313	–1	474,312
Financial liabilities at fair value through profit and loss
– trading liabilities		73,491		73,491
– non-trading derivatives	290	11,155	–290	11,155
– designated as at fair value through profit and loss		13,855		13,855
Liabilities held for sale		146,401		146,401
Other liabilities	396	17,890	2,140	20,426

Total liabilities	14,854	1,021,147	–9,070	1,026,931

Total equity and liabilities	58,629	1,076,054	–58,064	1,076,619

F-229	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

2.3.2. Consolidated profit and loss account

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
INCOME
Interest income banking operations	584	48,412	–833	48,163
Interest expense banking operations	–808	–35,812	761	–35,859

Interest result banking operations	–224	12,600	–72	12,304
Investment income	25	211		236
Result on disposals of group companies	–1,926	2,121		195
Gross commission income		3,314	–17	3,297
Commission expense		–1,024	20	–1,004

Commission income		2,290	3	2,293
Valuation results on non-trading derivatives	75	–716		–641
Net trading income	30	562		592
Share of result from associates	3,092	138	–3,092	138
Other income		97		97

Total income	1,072	17,303	–3,161	15,214
EXPENSES
Addition to loan loss provisions		1,594		1,594
Intangible amortisation and other impairments		88		88
Staff expenses		5,788		5,788
Other operating expenses	35	4,348		4,383

Total expenses	35	11,818		11,853

Result before tax from continuing operations	1,037	5,485	–3,161	3,361
Taxation	74	802	–17	859

Net result from continuing operations	963	4,683	–3,144	2,502
DISCONTINUED OPERATIONS
Net result from discontinued operations		667		667
Net result from classification as discontinued operations		–470		–470
Net result from disposal of discontinued operations		–1,572		–1,572

Total net result from discontinued operations		–1,375		–1,375

Net result from continuing and discontinued operations (before minority interests)	963	3,308	–3,144	1,127
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				963
Minority interests				164

				1,127
Net result from continuing operations attributable to:
Equityholders of the parent				2,423
Minority interests				79

				2,502
Total net result from discontinued operations attributable to:
Equityholders of the parent				–1,460
Minority interests				85

				–1,375

ING Group Annual Report on Form 20-F 2014	F-230

Notes to the consolidated financial statements continued

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
INCOME
Interest income banking operations		51,394		51,394
Interest expense banking operations		–39,693		–39,693

Interest result banking operations		11,701		11,701
Investment income		351		351
Result on disposals of group companies		27		27
Gross commission income		3,303		3,303
Commission expense		–1,099		–1,099

Commission income		2,204		2,204
Valuation results on non-trading derivatives		2,010		2,010
Net trading income		483		483
Share of result from associates	4,910	150	–4,910	150
Other income	–9	179		170

Total income	4,901	17,105	–4,910	17,096
EXPENSES
Addition to loan loss provisions		2,289		2,289
Intangible amortisation and other impairments		136		136
Staff expenses		4,920		4,920
Other operating expenses	16	3,762		3,778

Total expenses	16	11,107		11,123

Result before tax from continuing operations	4,885	5,998	–4,910	5,973
Taxation	–5	1,503		1,498

Net result from continuing operations	4,890	4,495	–4,910	4,475
DISCONTINUED OPERATIONS
Net result from discontinued operations		705		705
Net result from classification as discontinued operations		–42		–42
Net result from disposal of discontinued operations		17		17

Total net result from discontinued operations		680		680

Net result from continuing and discontinued operations (before minority interests)	4,890	5,175	–4,910	5,155
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				4,890
Minority interests				265

				5,155
Net result from continuing operations attributable to:
Equityholders of the parent				4,395
Minority interests				80

				4,475
Total net result from discontinued operations attributable to:
Equityholders of the parent				495
Minority interests				185

				680

F-231	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
INCOME
Interest income banking operations		60,003		60,003
Interest expense banking operations		–48,119		–48,119
Interest result banking operations		11,884		11,884

Investment income		607		607
Result on disposals of group companies		1,604		1,604
Gross commission income		3,024		3,024
Commission expense		–977		–977

Commission income		2,047		2,047
Valuation results on non-trading derivatives		–1,836		–1,836
Net trading income		1,122		1,122
Share of result from associates	3,931	102	–3,931	102
Other income	–273	–103		–376

Total income	3,658	15,427	–3,931	15,154
EXPENSES
Addition to loan loss provisions		2,125		2,125
Intangible amortisation and other impairments		203		203
Staff expenses		4,703		4,703
Other operating expenses		4,738		4,738

Total expenses		11,769		11,769

Result before tax from continuing operations	3,658	3,658	–3,931	3,385
Taxation	–69	925		856

Net result from continuing operations	3,727	2,733	–3,931	2,529
DISCONTINUED OPERATIONS
Net result from discontinued operations		1,001		1,001
Net result from classification as discontinued operations		–394		–394
Net result from disposal of discontinued operations		752		752

Total net result from discontinued operations		1,359		1,359

Net result from continuing and discontinued operations (before minority interests)	3,727	4,092	–3,931	3,888
Net result from continuing and discontinued operations attributable to:
Equityholders of the parent				3,727
Minority interests				161

				3,888
Net result from continuing operations attributable to:
Equityholders of the parent				2,447
Minority interests				82

				2,529
Total net result from discontinued operations attributable to:
Equityholders of the parent				1,280
Minority interests				79

				1,359

ING Group Annual Report on Form 20-F 2014	F-232

Notes to the consolidated financial statements continued

2.3.3. Consolidated statement of cash flows

For the year ended 31 December 2014		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		1,037	4,355	–3,161	2,231
Adjusted for:	– depreciation		692		692
	– deferred acquisition costs and value of business acquired		–53		–53
	– increase in provisions for insurance and investment contracts		–3,527		–3,527
	– addition to loan loss provisions		1,594		1,594
	– other	–375	2,868	–226	2,267
Taxation paid		–74	–999		–1,073
Changes in:	– amounts due from banks, not available on demand		3,360		3,360
	– trading assets	5	–23,681		–23,676
	– non-trading derivatives	–105	–2,917		–3,022
	– other financial assets at fair value through profit and loss		–553		–553
	– loans and advances to customers	–2,075	–14,665	3,290	–13,450
	– other assets	211	–57	92	246
	– amounts due to banks, not payable on demand		3,353		3,353
	– customer deposits and other funds on deposit		19,015		19,015
	– trading liabilities		23,855		23,855
	– other financial liabilities at fair value through profit and loss		–1,018		–1,018
	– other liabilities	–3,296	–1,092	6,166	1,778

Net cash flow from operating activities		–4,672	10,530	6,161	12,019
Investments and advances:	– associates		–528		–528
	– available-for-sale investments		–85,799		–85,799
	– held-to-maturity investments		–315		–315
	– real estate investments		–483		–483
	– property and equipment		–375		–375
	– assets subject to operating lease		–34		–34
	– investments for risk of policyholders		–20,598		–20,598
	– other investments		–6,348		–6,348
Disposals and redemptions:
	– group companies	934	–2,150		–1,216
	– associates	1,956	549		2,505
	– available-for-sale investments	166	69,278		69,444
	– held-to-maturity investments		1,172		1,172
	– real estate investments		192		192
	– property and equipment		55		55
	– assets subject to operating lease		3		3
	– investments for risk of policyholders		28,003		28,003
	– loan portfolio		2,382	–1,215	1,167
	– other investments		5,736		5,736

Net cash flow from investing activities		3,056	–9,260	–1,215	–7,419

F-233	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Repayments of subordinated loans	–375			–375
Proceeds from borrowed funds and debt securities	3,221	147,537	–4,044	146,714
Repayments of borrowed funds and debt securities	–1,165	–154,350	4,044	–151,471
Repayment of non-voting equity securities	–1,500			–1,500
Repurchase premium	–750			–750
Issuance of ordinary shares	–850	850
Payments to acquire treasury shares			–31	–31
Sales of treasury shares		10	7	17
Proceeds of IPO NN Group	1,747			1,747
Proceeds from issuance of Undated Subordinated Notes		986		986
Dividends paid	1,403	–1,412	9

Net cash flow from financing activities	1,731	–6,379	–15	–4,663

Net cash flow	115	–5,109	4,931	–63
Cash and cash equivalents at beginning of year	1	23,517	–6,338	17,180
Effect of exchange rate changes on cash and cash equivalents		–4		–4

Cash and cash equivalents at end of year	116	18,404	–1,407	17,113

ING Group Annual Report on Form 20-F 2014	F-234

Notes to the consolidated financial statements continued

For the year ended 31 December 2013		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		4,885	6,730	–4,910	6,705
Adjusted for:	– depreciation		765		765
	– deferred acquisition costs and value of business acquired		1,282		1,282
	– changes in provisions for insurance and investment contracts		–8,503		–8,503
	– addition to loan loss provisions		2,289		2,289
	– other	–90	3,019		2,929
Taxation paid		5	–1,661		–1,656
Changes in:	– amounts due from banks, not available on demand		–9,400		–9,400
	– trading assets		651		651
	– non-trading derivatives	–63	–2,151	63	–2,151
	– other financial assets at fair value through profit and loss		1,899		1,899
	– loans and advances to customers	2,277	4,284	–2,277	4,284
	– other assets	448	2,375	–281	2,542
	– amounts due to banks, not payable on demand		–10,266		–10,266
	– customer deposits and other funds on deposit		25,585		25,585
	– trading liabilities		–10,172		–10,172
	– other financial liabilities at fair value through profit and loss		–3,429		–3,429
	– other liabilities	–6,939	–5,085	252	–11,772

Net cash flow from operating activities		523	–1,788	–7,153	–8,418
Investments and advances:	– associates		–68		–68
	– available-for-sale investments		–132,318		–132,318
	– real estate investments		–200		–200
	– property and equipment		–388		–388
	– assets subject to operating leases		–82		–82
	– investments for risk of policyholders		–56,008		–56,008
	– other investments		–343		–343
Disposals and redemptions:	– group companies		–4,638		–4,638
	– associates		462		462
	– available-for-sale investments		129,243		129,243
	– held-to-maturity investments		3,439		3,439
	– real estate investments		265		265
	– property and equipment		61		61
	– investments for risk of policyholders		65,528		65,528
	– loan portfolio		4,309		4,309
	– other investments		7		7

Net cash flow from investing activities			9,269		9,269

F-235	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Repayments of subordinated loans	–1,470			–1,470
Proceeds from borrowed funds and debt securities	5,161	155,664	–4,162	156,663
Repayments of borrowed funds and debt securities	–7,957	–162,431	5,650	–164,738
Issuance of ordinary shares	7	–7
Repayment of non-voting equity securities	–750			–750
Repurchase premium	–375			–375
Sales of treasury shares	230	–111		119
Proceeds of ING U.S.	786	1,062		1,848
Dividends paid	3,837	–3,837

Net cash flow from financing activities	–531	–9,660	1,488	–8,703

Net cash flow	–8	–2,179	–5,665	–7,852
Cash and cash equivalents at beginning of year	9	24,814	–673	24,150
Effect of exchange rate changes on cash and cash equivalents	0	882		882

Cash and cash equivalents at end of year	1	23,517	–6,338	17,180

ING Group Annual Report on Form 20-F 2014	F-236

Notes to the consolidated financial statements continued

For the year ended 31 December 2012		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax		3,658	5,099	–3,931	4,826
Adjusted for:	– depreciation		777		777
	– deferred acquisition costs and value of business acquired		–484		–484
	– changes in provisions for insurance and investment contracts		–3,174		–3,174
	– addition to loan loss provisions		2,125		2,125
	– other	15	4,560		4,575
Taxation paid		220	–965		–745
Changes in:	– amounts due from banks, not available on demand		5,272		5,272
	– trading assets		7,367		7,367
	– non-trading derivatives	–2	–1,777		–1,779
	– other financial assets at fair value through profit and loss		–2,417		–2,417
	– loans and advances to customers	–1,189	1,387	1,189	1,387
	– other assets	999	–598	–997	–596
	– amounts due to banks, not payable on demand		–26,459		–26,459
	– customer deposits and other funds on deposit		27,718		27,718
	– trading liabilities		–24,031		–24,031
	– other financial liabilities at fair value through profit and loss		–1,376		–1,376
	– other liabilities	–4,744	–1,942	4,440	–2,246

Net cash flow from operating activities		–1,043	–8,918	701	–9,260
Investments and advances:	– associates		–26		–26
	– available-for-sale investments		–143,681		–143,681
	– real estate investments		–60		–60
	– property and equipment		–423		–423
	– investments for risk of policyholders		–67,986		–67,986
	– other investments		–369		–369
Disposals and redemptions:	– group companies		–6,536		–6,536
	– associates		92		92
	– available-for-sale investments		137,418		137,418
	– held-to-maturity investments		2,308		2,308
	– real estate investments		290		290
	– property and equipment		71		71
	– investments for risk of policyholders		72,201		72,201
	– loan portfolio		7,268		7,268
	– other investments		9		9
Net cash flow from investing activities			576		576

F-237	ING Group Annual Report on Form 20-F 2014

Notes to the consolidated financial statements continued

For the year ended 31 December 2012	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Repayments of subordinated loans	–10			–10
Proceeds from borrowed funds and debt securities	3,417	330,825	–1,750	332,492
Repayments of borrowed funds and debt securities	–2,102	–332,813	1,750	–333,165
Repayment of non-voting equity securities	–750			–750
Repurchase premium	–375			–375
Payments to acquire treasury shares		–17		–17
Sales of treasury shares	147	13		160
Dividends paid	2,125	–2,125

Net cash flow from financing activities	2,452	–4,117		–1,665

Net cash flow	1,409	–12,459	701	–10,349
Cash and cash equivalents at beginning of year	–1,400	37,054	–1,374	34,280
Effect of exchange rate changes on cash and cash equivalents		219		219

Cash and cash equivalents at end of year	9	24,814	–673	24,150

2.3.4. Notes to the supplemental information

Investments in wholly owned subsidiaries

Investments in group companies
	2014		2013
	Interest held (%)	Balance sheet value	Interest held (%)	Balance sheet value
ING Bank N.V.	100	34,328	100%	29,304
NN Group N.V.	68	13,495	100%	14,062
Voya Financial Inc.			56%	5,532
Other		122		96

		47,945		48,994

Effective 1 March 2014, ING Topholding N.V. legally merged with its 100% subsidiary ING Verzekeringen N.V.; the merged entity was renamed NN Group N.V.

On 30 September 2013, Voya Financial Inc. (‘Voya’) was transferred to ING Groep N.V. by way of a dividend in kind. As the transfer was performed at carrying value, the transaction did not impact ING Group’s Net result from continuing and discontinued operations nor ING Group’s Total Equity in 2013. As a result, Voya was a direct subsidiary of ING Groep N.V. until the loss of control and deconsolidation in 2014.

Other includes certain intercompany eliminations.

ING Group Annual Report on Form 20-F 2014	F-238

Notes to the consolidated financial statements continued

Changes in investments in group companies
	Balance sheet value
	2014	2013
Opening balance	48,994	56,217
Disposals of group companies	–11,163	–1,418
Revaluations	7,714	–8,195
Result of group companies	3,091	4,910
Capital contribution	850	1,330
Dividend	–1,541	–3,837

	47,945	49,007
Changes in ING Groep N.V. shares held by group companies		–13

Closing balance	47,945	48,994
Receivables from group companies	11,609	9,417

Total	59,554	58,411

In 2014, Disposal of group companies includes the further divestment in Voya resulting in the loss of control over Voya. The 18.9% remaining interest in Voya is included below as ‘Other assets’.

In 2013, Disposal of group companies includes the partial divestments of Voya.

Subordinated loans

Subordinated loans
			Balance sheet value
Interest rate	Year of issue	Due date	2014	2013
4.000%	2014	Anchor investors	675
9.000%	2008	Perpetual	10	10
8.000%	2008	Perpetual		1,501
7.375%	2007	Perpetual	1,232	1,025
6.375%	2007	Perpetual	860	759
5.140%	2006	Perpetual	85	79
5.775%	2005	Perpetual	301	272
6.125%	2005	Perpetual	574	486
4.176%	2005	Perpetual	169	168
Variable	2004	Perpetual	559	566
6.200%	2003	Perpetual	409	353
Variable	2003	Perpetual	429	433
7.200%	2002	Perpetual	899	715
7.050%	2002	Perpetual	659	522
Variable	2000	31 December 2030	1,235	1,088

			8,096	7,977

F-239	ING Group Annual Report on Form 20-F 2014

Glossary

Accident (calendar) year

All claims relating to events (insured losses) that occurred in a certain calendar year are grouped together, irrespective of when they are actually reported or paid and regardless of the year in which the insurance cover commenced. Accident year information matches claims incurred in a year with the premium earned in that year.

Actuarial and underwriting risks

These risks (mortality, longevity, morbidity, adverse motor or home claims, etc.) result from the pricing and acceptance of insurance contracts. Actuarial risk is the risk that premium levels and provisions in respect of insurance risk turn out to be incorrect or no longer correct. An underwriting risk is the risk that an issuer will receive a claim under an insurance policy it issues/ underwrites. Maximum underwriting exposures are limited through exclusions, cover limits and reinsurance.

Alt-A Residential Mortgage Backed Security (Alt-A RMBS)

A type of United States residential mortgage, which is considered riskier than a ‘prime’ and less risky than a ‘sub-prime’ mortgage. Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. Alt-A mortgages are further characterised by a limited degree of income and/or asset verification.

Amortised costs

The amount at which the financial asset or liability is measured at initial recognition less principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectability.

Annuity

A financial product that is designed to accept and grow funds from an individual and then, upon annuitisation, pay out a stream of payments to the individual at a later point in time.

Asset-backed security (ABS)

A type of bond or note that is based on pools of assets, or collateralised by the cash flows from a specified pool of underlying assets.

Asset Liability Committee (ALCO)

ALCO manages the balance sheet of ING, especially with regard to the strategic non-trading risk. These are interest rate risk, equity risk, real estate risk, liquidity, solvency and foreign exchange risk and fluctuations.

Asset & Liability Management (ALM)

The practice of managing a business such that decisions on assets and liabilities are coordinated. It involves the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities.

Assets under Management (AuM)

Refers to the total market value of assets a financial company invests on behalf of its customers.

Associate

An entity over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:

•	Representation on the board of directors

•	Participation in the policymaking process

•	Interchange of managerial personnel.

Audit Committee

The Audit Committee, consisting of members of the Supervisory Boards, assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group N.V., NN Group N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors.

Authorised capital

The maximum amount of share capital that a public limited company or a private limited company can issue according to its Articles of Association. Part of the authorised capital can remain unissued.

Available Financial Resources (AFR)

The available financial resources equal the market value of assets minus the market value of liabilities, excluding hybrids issued by ING Group, which count as capital. ING’s policy is that the available financial resources should exceed economic capital for Bank, Insurance and Group.

Available-for-sale financial assets

Those non-derivative financial assets that are designated as available-for-sale or are not classified as:

•	loans and receivables

•	held-to-maturity investments

•	financial assets at fair value through profit and loss.

Bank for International Settlements (BIS)

The Bank for International Settlements is an international organisation, fostering the cooperation of central banks and international monetary policy makers.

Basel I

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which were superseded by Basel II, and apply to ING from 2008 onwards.

Basel II

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which apply to ING from 2008 onwards. Basel II is an international standard for calculating the required capital based on internal models that take into account the financial and operational risks.

Basel III

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation and liquidity requirements, which superseded Basel II. Basel III was adopted in 2010 and consequently translated by the EU into the Capital Requirement Regulation (CRR) and the Capital Requirement

ING Group Annual Report on Form 20-F 2014	F-240

Glossary continued

Directive IV (CRD IV). The CRR is binding for all EU Member States and became effective as at 1 January 2014, with the full requirements to take effect from 1 January 2018. The CRD IV directs all EU Member States to implement certain components of Basel III in their own law, in the Netherlands in the Wet Financieel Toezicht (Act on Financial Supervision). Although not all definitions and parameters of the CRR/CRD IV have been finalised, the key principles of Basel III have been included in both the solvency and liquidity risk appetite framework that are continuously monitored by senior management.

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

Capital base

Capital plus minority interests plus subordinated loans.

Capital coverage ratio

Available capital divided by required capital.

Capital Requirements Directive (CRD IV)

For European banks, the Basel III requirements are implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRD IV directs all EU Member States to implement certain components of Basel III in their own law, taking into account transitional arrangements, in the Netherlands through amendments to the Wet Financieel Toezicht (Act on Financial Supervision).

Capital Requirements Regulation (CRR)

For European banks, the Basel III requirements are implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRR is binding for all EU Member States and came into effect on 1 January 2014, taking into account transitional arrangements, with the full requirements to take effect on 1 January 2018.

Central Clearing Parties or Central Counterparties (CCP)

A legal entity that interposes itself between two trade counterparties in a bilateral transaction. The parties legally assign their trades to the CCP (usually through novation), and the CCP becomes the counterparty to each, assuming all rights and responsibilities. Thus, from the point of view of the original counterparties, the counterparty credit risk exposure is shifted from the other, original counterparty to the CCP.

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

Collateralised Debt Obligation (CDO)

A type of asset-backed security that provides investors with exposure to the credit risk of a pool of fixed income assets.

Collateralised Loan Obligation (CLO)

A type of CDO that is backed primarily by leveraged bank loans.

Combined ratio

The sum of the claims ratio and the cost ratio for a non-life insurance company or a reinsurance company. A combined ratio of more than 100% does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.

Commercial paper

Promissory note (issued by financial institutions or large firms) with very short to short maturity period (usually 2 to 30 days, and not more than 270 days), and unsecured.

Common Equity Tier 1 capital

Capital definition specified in article 26 of the CRR. Common Equity Tier 1 items of institutions consist of the following: (a) capital instruments (b) share premium accounts related to the instruments referred to in point (a) (c) retained earnings (d) accumulated other comprehensive income (e) other reserves (f) funds for general banking risk.

Compliance risk

Compliance risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure or perceived failure to comply with relevant laws, regulations, ING Bank policies and standards and the ING Bank Business Principles (replaced by ING Bank Values as from 1 January 2015).

Concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is significant in relation to ING Group’s total exposure.

Contingent liabilities

Possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events, but is not recognised because:

•	It is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	The amount of the obligation cannot be measured with sufficient reliability.

F-241	ING Group Annual Report on Form 20-F 2014

Glossary continued

Control

Situations in which ING owns, directly or indirectly, more than half of the voting power or over which ING has control of their operating and financial policies through situations including, but not limited to:

•	Ability to appoint or remove the majority of the board of directors.

•	Power to govern such policies under statute or agreement.

•	Power over more than half of the voting rights through an agreement with other investors.

Convexity

The non-linear relationship between changes in interest rates and changes in bond prices and their Net Present Value. It is a very important market risk measure for portfolios containing embedded options.

Group debt

Investments in ING Group subsidiaries minus the equity of the holding company, including hybrids.

Corporate governance

The way in which a company is governed and how it deals with the various interests of its customers, shareholders, employees, business partners and society at large.

Corporate Governance Committee

The Corporate Governance Committee, consisting of members of the Supervisory Board, assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting, and advises the Supervisory Board on improvements.

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

Country risk

The risk that a government will not fulfil its obligations or that it obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).

Credit Default Swap (CDS)

A CDS is a financial derivative instrument that synthetically transfers the credit risk of a specific reference entity between two counterparties. The protection buyer pays a fixed periodic fee, usually expressed in basis points per annum, on the notional amount. The protection seller makes no payment unless some specified credit event relating to the reference entity occurs, in which case he/she is obliged to make a payment to compensate the loss incurred by the protection buyer.

Credit Guarantee Scheme (CGS) in the Netherlands

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

Credit rating

Credit ratings, as assigned by rating agencies (such as Standard & Poor’s and Moody’s), are indicators of the likelihood of timely and complete repayment (by ING) of interest and instalments of fixed-income securities.

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

Credit Support Annex (CSA)

Supporting documentation for a collateral arrangement that accompanies a master agreement used in the execution of an over-the-counter derivative swap. The document clearly delineates the rules and procedures for the use of the collateral in the backing of the traded securities. A CSA may be executed as a separate document, or can be part of the master agreement.

Credit Valuation Adjustment (CVA)

An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.

Cumulative preference shares

Shares that entitle the holder to a fixed annual dividend. In the case of a profit distribution, these shares take precedence over ordinary shares. If and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

ING Group Annual Report on Form 20-F 2014	F-242

Glossary continued

Debit Valuation Adjustment (DVA)

An adjustment made by ING to the valuation of OTC derivative liabilities to reflect within fair value ING’s own credit risk.

Deferred Acquisition Costs (DAC)

The costs an insurer spends to acquire a customer when it issues a policy, costs such as commissions paid to sales agents. These costs are put on the balance sheet as an asset (‘capitalised’) and then paid off (‘amortised’) over the life of the policy as the premium is earned. The amount that is set to be paid off each year is pre-determined by the company based on estimated future returns.

Deferred tax assets arising from carryforward of tax losses

The amount of income tax receivable in future periods arising from the utilisation of carryforward tax losses against future taxable profits.

Deferred tax assets/liabilities arising from temporary differences

The amounts of income tax receivable/payable in future periods in respect of taxable temporary differences between carrying amounts of assets or liabilities in the balance sheet and tax base, based on tax rates that are expected to apply in the period when the assets are realised or the liabilities are settled.

Defined benefit plan

Post-employment benefit plans other than defined contribution plans.

Defined contribution plan

Post-employment benefit plans under which ING pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Depositary receipt of ordinary shares

More than 99.9% of the ordinary shares issued by ING Groep N.V. is held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares.

Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics:

(a)	Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’.

(b)	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factor.

(c)	It is settled at a future date.

Discontinued operations

When a group of assets that is classified as held for sale represents a major line of business or geographical area, which the disposal group classifies as discontinued operations.

Discount rate

A rate used to place a current value on future cash flows. It is needed to reflect the fact that money has a time value. In the embedded value calculated for ING’s insurance operations, the discount rate is equal to the weighted cost of capital after taxation of the insurance operations.

Discounted bills

Bills that are sold, less interest, giving the owner the right to receive an amount of money on a given date.

Discretionary participation feature

A contractual right to receive, as a supplement to guaranteed benefits, additional benefits that: are likely to be a significant portion of the total contractual benefits, whose amount or timing is contractually at the discretion of the insurer, that are contractually based on the performance of a specified pool or type of contract, unrealised/realised investment returns on a specified pool of assets held by the insurer, or the profit of the company, fund, or other entity that issues the contract.

Earnings Sensitivity (ES)

Measures the impact on earnings resulting from changes in economic and financial conditions over a one-year horizon.

Economic Capital (EC)

EC is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. In general, EC is measured as the unexpected loss above the expected loss at a given confidence level. This economic capital definition is in line with the net market value (or surplus) definition.

Economic exposure

Total of outstandings plus undrawn committed portions calculated on the basis of economic risk principles.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

Elimination

A process by which intercompany transactions are matched with each other and deducted, so that the assets, liabilities, income and expenses are not inflated.

Employee benefits

All forms of consideration given by a company in exchange for service rendered by employees or for the termination of employment.

F-243	ING Group Annual Report on Form 20-F 2014

Glossary continued

ESR Framework

The ESR Framework is a set of policies and structured governance to identify, assess and manage ING’s engagement with companies that operate in sectors that are more vulnerable to environmental and social risks and impacts.

ESR Policies

Our financing and investment policies, as well as our broader business ambitions are structured around strongly embedded social, ethical and environmental criteria. An extensive ESR policy framework is to guide our decisions for customer engagement and assessing finance proposals.

Expected Loss (EL)

The expected loss provides a measure of the value of the credit losses that ING Bank may reasonably expect to incur on its portfolio. ING Bank must hold a reserve (as part of its capital base) to cover the expected losses in its credit portfolio. EL is calculated as Probability of Defaultax Loss Given Default_x Exposure at Default. Collective provisions are taken to cover for Expected Losses.

Exposure at Default (EaD)

The exposure at default intends to estimate with the use of models the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstanding that may occur on that date is also not known, ING Bank uses a combination of statistical, expert and hybrid models to estimate the Exposure at Default.

Fair value

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date (‘exit price’).

FiCo ratio

Financial Conglomerate ratio. The quotient of (a) the sum of the available capitals of the underlying entities, adjusted for double leverage and (b) the sum of the required capitals of the underlying entities.

Final dividend

The final dividend is the total dividend for the year as approved by the shareholders in the annual General Meeting of Shareholders less any interim dividend paid during the year.

Finance lease

A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.

Financial asset

Any asset that is:

•	cash

•	an equity instrument of another company

•	a contractual right to:

•	receive cash or another financial asset from another company

•	exchange financial instruments with another company under conditions that are potentially favourable

•	a certain contract that will or may be settled in ING’s own equity instruments.

Financial instruments

Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

Financial liability

Any liability that is a contractual obligation:

•	To deliver cash or another financial asset to another company.

•	To exchange financial instruments with another company under conditions that are potentially unfavourable.

•	Certain contracts that will or may be settled in ING’s own equity instruments.

First call date

Perpetual subordinated loans have no set maturity. The first call date is the date on which ING has the option to repay and cancel the particular subordinated loan.

Forbearance activities

Forbearance occurs when the client is considered to be unable to meet its financial commitments under the contract due to financial difficulties, and based on these difficulties ING decides to grant concessions towards the client by either loan modification or refinancing. Modifying the terms and conditions of the contract to enable the client to service the debt is defined as modification. Refinancing relates to putting in place a new loan contract to ensure the total or partial repayment of an existing loan contract, of which the debtor is unable to comply with. Examples of forbearance measures are: postponement and/or reduction of loan principal and/or interest payments, extended payment terms, debt consolidations and deferral of foreclosures.

Foreign exchange rate risk (FX risk)

Probability of loss occurring from an adverse movement in foreign exchange rates.

Forward contracts

Commitments to exchange currencies or to buy or sell other financial instruments at specified future dates.

Fully loaded CET 1 ratio

The CRR/CRD IV Common Equity Tier 1 ratio calculated according to the 2019 end-state rule.

Future contracts

Commitments to exchange currencies or to buy or sell other financial instruments at specified future dates. Exchanges act as intermediaries and require daily cash settlement and collateral deposits.

Gross premiums written

Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction of premiums ceded.

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

ING Group Annual Report on Form 20-F 2014	F-244

Glossary continued

sale, which is expected to occur within one year from the date of classification as held for sale. Liabilities directly associated with those assets, and that are included in the transaction, are included in the balance sheet as ‘liabilities held for sale’.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity that ING Group has the positive intention and ability to hold to maturity other than:

a.	Those that ING Group upon initial recognition designates as at fair value through profit and loss.

b.	Those that ING Group designates as available-for-sale.

c.	Those that meet the definition of loans and receivables.

Historical simulation

A model to calculate Value at Risk, assuming that future changes in risk factors will have the same distribution as they had in the past, taking into account the non-linear behaviour of financial products.

Hybrid capital

Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) . Hybrid capital securities are perpetual fixed income securities with an embedded call and coupon deferral feature. All hybrids capital securities rank senior to core tier 1 securities and ordinary shares of ING Group and they are structurally subordinated to the senior debt instruments issued by ING Groep N.V.

IGD Solvency ratio

NN Group’s solvency position on a consolidated basis is calculated under the IGD and is calculated as the difference between (i) the consolidated assets eligible for inclusion in the calculation of the solvency margin based on the consolidated data; and (ii) the minimum amount of the solvency margin calculated on the basis of the consolidated data. The IGD capital is defined as shareholder’s equity plus hybrid capital, prudential filters and certain adjustments and is calculated in accordance with method three “method based on accounting consolidation” of the Dutch Financial Supervision Act. Required capital is based on the EU required capital base. In applying this method, a solvency deficit of an insurance subsidiary, if any, is taken into account, as well as regulatory adjustments of the Dutch insurance subsidiaries based on the Dutch Financial Supervision Act. The IGD Solvency I ratio is calculated by dividing the IGD capital by the EU required capital base.

Impairment loss

The amount by which the carrying amount of an asset exceeds its recoverable amount.

ING Trust Office

The purpose of the ING Trust Office is to:

(i)	Acquire and administer, for the purposes of management, registered shares in the capital of ING Groep N.V. and to issue depository receipts for these shares.

(ii)	To promote the exchange of information between ING Group on one hand and the holders of depository receipts and shareholders in ING Group on the other.

(iii)	To promote the solicitation of proxies.

ING Continuity Foundation

The role of the ING Continuity Foundation is to ensure ING’s continuity. Should a hostile takeover attempt be made, this foundation can exercise its call option right for as many cumulative preference shares as are necessary in order to hold up to one-third of the issued share capital.

Integrated reporting

A process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time and related communications regarding aspects of value creation. An integrated report is a concise communication about how an organisation’s strategy, governance, performance and prospects, in the context of its external environment, lead to the creation of value in the short, medium and long term. The report should tell the overall story of an organisation in a manner that allows all stakeholders to assess its ability to create value.

Interest-bearing instrument

A financial asset or liability for which a time-proportionate compensation is paid or received, in relation to a notional amount.

Interest margin

Difference between the average interest received on funds lent and the interest paid by the bank on capital raised.

Internal Rate of Return (IRR)

Internal rate of return is the discount rate at which the present value of distributable earnings from new business equals the investment in new business (i.e. the projected return on the investment in new business) is calculated.

Interest-rate rebate

Profit-sharing for group life insurance business. A rebate granted to policyholders based on the discounted value of the difference between the interest rate used for calculating the premiums and the expected yield on investment. The profit-sharing is granted by means of a premium discount related to the yield on government bonds.

Interest rate risk

Probability that the market interest rates will rise significantly higher than the interest rate earned on investments such as bonds, resulting in their lower market value.

Interim dividend

The interim dividend is an advance on the total dividend and distributed before the year-end closing.

Internal Assessment Approach (IAA)

Method used to calculate credit risk capital requirements for securitisation exposures (including liquidity lines provided to asset-backed commercial paper programmes and sponsored securitisations).

In the money

A call option is said to be in the money if the exercise price is lower than the price of the underlying value; a put option is said to be in the money if the exercise price is higher than the price of the underlying value.

F-245	ING Group Annual Report on Form 20-F 2014

Glossary continued

Investment portfolio

Comprises assets that are intended for use on a continuing basis, and have been identified as such. These investments are held in order to cover the insurance provisions and to manage interest rate, capital and liquidity risks.

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

Initial Public Offering (IPO)

When a company publicly offers its shares for sale for the first time on a stock exchange, this is called an Initial Public Offering (IPO). The most important goal of an IPO is to raise capital that the company can use to invest and expand.

Irrevocable facilities

Mainly constitute unused portions of irrevocable credit facilities granted to corporate customers and commitments made to purchase securities to be issued by governments and private issuers.

Irrevocable letters of credit

Concerns an obligation on behalf of a customer to pay an amount of money under submission of a specific document, or to accept a bill of exchange, subject to certain conditions. An irrevocable letter of credit cannot be cancelled or adjusted by the bank that has granted it for the duration of the agreement unless all those concerned agree.

Issued share capital

The share capital that is issued by a public limited company or a private limited company.

Joint venture

A joint venture is an entity over which the Group has joint control. Joint control is the contractually agreed sharing of control over an arrangement or entity, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint control means that no party to the agreement is able to act unilaterally to control the activity of the entity. The parties to the agreement must act together to control the entity and therefore exercise the joint control.

Legal risk

Legal risk is the risk related to:

•	A failure (or perceived failure) to adhere to applicable laws, regulations and standards.

•	Contractual liabilities or contractual obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way.

•	Liability (tort) towards third parties due to an act or omission attributable to ING (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.

Lending risk

Lending risk arises when ING Bank grants a loan to a counterparty, or issues guarantees on behalf of a counterparty. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the notional amount of the financial obligation that the counterparty has to repay to ING Bank, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

Leverage ratio

The Basel III leverage ratio is defined as the capital measure (the numerator) divided by the exposure measure (the denominator expressed as a percentage).

Liquidity Coverage Ratio (LCR)

Regulatory measure for the liquidity of banks, which compares the amount of high quality liquid assets with a potential outflow over a one-month period. The measure is introduced under Basel III. LCR is defined as: stock of high quality liquid assets / assumed 30-day cash outflow.

Liquidity premium

In order to correct the value of the liabilities for their illiquidity, a premium is added to the risk-free liability valuation curve. This premium reflects the price of illiquid long-term funding, which increases in stressed markets.

Liquidity risk

The risk that ING Group, or one of its subsidiaries, cannot meet its financial liabilities when they fall due, at reasonable costs and in a timely manner.

Loan to Deposit ratio (LtD ratio)

Measure for the liquidity of banks. The LtD ratio is defined as: own originated loans / own originated deposits.

Loss Given Default (LGD)

Anticipated percentage loss in the event of a default of a customer or counterpart.

Management Board Banking

The Management Board Banking (MBB) consists of:

•	the CEO, CFO and CRO of ING Group

•	the vice-chairman and head of Market Leaders of ING Bank

•	the head of Challengers & Growth Markets of ING Bank

•	the head of Commercial Banking of ING Bank

•	the chief operations officer of ING Bank.

The MBB reports to the Executive Board of ING Group.

Marked-to-market (MTM)

Valuing a security, portfolio or account against its market value instead of its carrying value.

Market risk

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices, negatively impact the bank’s earnings, capital, market value or liquidity position.

ING Group Annual Report on Form 20-F 2014	F-246

Glossary continued

Master agreement

Contract between parties in which agreements are reached for most of the terms and conditions of future transactions such that negotiations only focus on deal-specific terms. Well-known master agreements include ISDA (for over-the-counter derivative transactions), GMRA (for repo or repurchase transactions) and GMSLA (for securities-lending transactions).

Minimum Capital Requirement (MCR)

Is defined in the Solvency II legislation and represents the absolute minimum regulatory required capital for insurance companies.

Minority interest

That part of the profit or loss and net assets of a subsidiary attributable to an interest that is not owned, directly or indirectly, by the parent company.

Monetary assets and liabilities

Assets and liabilities that are fixed in terms of units of currency by contract or otherwise. Examples are cash, short or long-term accounts, notes receivable in cash and notes payable in cash.

Money market risk

Money market risk arises when ING Bank places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING Bank may lose the deposit placed. Money market risk is measured as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment

Monte Carlo simulation

A model to calculate Value at Risk, assuming that changes in risk factors are normally distributed together, taking into account non-linear behaviour of financial products.

Mortgage-backed Securities (MBS)

A security whose cash flows are backed by typically the principal and/or the interest payments of a pool of mortgages.

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

Net operating ROE

The Net operating ROE of the ongoing business (or a segment) is defined as the net operating result of the ongoing business (or a segment) divided by the average adjusted allocated equity of the ongoing business (or a segment) expressed as a percentage. The allocated equity is adjusted to include minority interests and exclude the revaluation reserves for debt securities, equity securities and properties in own use, the cash flow hedge reserve and the related crediting to life policyholders, to arrive at adjusted allocated equity. Net Operating ROE measures the Company’s profitability by comparing how much net operating result is generated with the money shareholders have invested. The higher the Net operating ROE, the more efficient the Company is in using its net assets and the better the investment return is to shareholders.

Net premiums written

Gross premiums written for a given period less premiums ceded to retrocessionaires during the given period.

Net Present Value at Risk (NPV-at-Risk)

NPV-at-Risk measures the impact of changing interest rates on value. As a full valuation approach is applied, the risk figures include convexity risk that results from embedded optionalities like mortgage prepayment options.

Net Promoter Score

Net Promoter Score (NPS) is a way of measuring customer loyalty and satisfaction. NPS is based on a direct question: ‘How likely is it that you would recommend our company/product/service to a friend or colleague?’ Promoters are those who respond with a score of 9 or 10 (out of 10) and are thus considered loyal enthusiasts. Detractors are those who respond with a score of 0 to 6 (unhappy customers). Scores of 7 and 8 are passives, and they will only count towards the total number of respondents, but not directly affect the formula.

NPS is calculated by subtracting the percentage of customers who are detractors from the percentage of customers who are promoters.

New sales

New sales of life insurance, measured as Annual Premium Equivalent (APE), have been defined as the total of annual premiums and 10% of single premiums received on production in a given period.

NN Group

Abbreviation of NN Group N.V.

Nominal value of share

Dutch shares have a nominal value, which is mentioned on all issued share certificates. Shares must be issued against at least the nominal value. The nominal value remains fixed, as opposed to the market value, which fluctuates.

Nomination Committee

The Nomination Committee, consisting of members of the Supervisory Board, advises the Supervisory Board on aspects such as the composition of the Supervisory Board and Executive Board.

Non-voting equity securities

Core Tier 1 securities issued to the Dutch State in November 2008 for a total consideration of EUR 10 billion. In December 2009, EUR 5 billion, in May 2011, EUR 2 billion, in November 2012, EUR 750 million and in November 2013 EUR 750 million was repaid to the Dutch State. In November 2014, the last tranche was repaid to the Dutch State. This capital injection qualified as core Tier 1 capital for regulatory purposes.

Notional amounts

Represent units of account, which in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.

F-247	ING Group Annual Report on Form 20-F 2014

Glossary continued

Obligor

Corporate borrower, counterparty or individual to which ING has recourse for repayment of the obligation.

Operating lease

A lease other than a finance lease.

Operating result

Operating result is a measure to analyse the Insurance underlying result. It is the underlying result before tax, excluding realised gains/losses and impairments on debt and equity securities, revaluations and market and other impacts.

Operating result ongoing business

Operating result (before tax) is used by NN to evaluate the core financial performance of the business segments of the ongoing operations.

Operational risk

The risk of direct and indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

Ordinary share

An equity instrument that is subordinated to all other classes of equity instruments. Ordinary shares participate in the net profit for the financial year after other types of shares such as preference shares.

Outstandings

Total amount of all drawn portions of a facility and thus the sum of all transactions of a specific facility.

Over-the-counter instrument

A non-standardised financial instrument not traded on a stock exchange, but directly between market participants.

Performing loans

Loans for which customers currently meet and are expected to meet their financial obligations in full and on time.

Phased-in CET 1 ratio

The CRR/CRD IV Common Equity Tier 1 ratio calculated according to the rules applicable at the reporting date taking the transitional rules into account

Plan assets

Comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

•	Are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits.

•	Are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise, or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.

A qualifying insurance policy is an insurance policy issued by an insurer that is not a related party of the reporting enterprise, if the proceeds of the policy:

•	Can be used only to pay or fund employee benefits under a defined benefit plan.

•	Are not available to the reporting enterprise’s own creditors (even in bankruptcy) and cannot be paid to the reporting enterprise, unless either the proceeds represent surplus assets that are not needed for the policy to meet all the related employee benefit obligations, or the proceeds are returned to the reporting enterprise to reimburse it for employee benefits already paid.

Post-employment benefit plans

Formal or informal arrangements under which a company provides post-employment benefits for one or more employees. Post-employment benefits are employee benefits other than termination benefits and equity compensation benefits, which are payable after the completion of employment.

Preference share

A preference share is similar to an ordinary share but carries certain preferential rights. These rights usually concern the guarantee of a fixed (cumulative) return to the shareholder or a guaranteed return on the investment.

Premium income

The amount paid by the purchaser of an insurance contract less any commission or brokerage fees payable to an insurance agent. This represents the gross income of an insurance company.

Premiums earned

The portion of net premiums written in current and past periods, which applies to the expired portion of the policy period, calculated by subtracting movements in unearned premium reserves from net premiums.

Pre-settlement risk

Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Group replacing a trade in the market.

This credit risk category is associated with dealing room products, such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the outstanding amount is generally based on the replacement value (mark-to-market) plus potential future volatility concept, using an historical seven-year time horizon and a 99% confidence level.

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

ING Group Annual Report on Form 20-F 2014	F-248

Glossary continued

Probability of default (PD)

The likelihood that a customer or counterparty will default.

Problem loans

In line with the IFRS, after a payment default of an obligor of more than 90 days, or the likelihood of a payment default of the customer, the particular loan and all other positions will be regarded as problem or non-performing loans.

Qualifying asset (within the meaning of borrowing costs)

An asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

Recognition

The process of incorporating in the balance sheet, or profit and loss account, an item that meets the definition of an element and satisfies the following criteria for recognition:

•	It is probable that any future economic benefit associated with the item will flow to or from the enterprise.

•	The item has a cost or value that can be measured reliably.

Recoverable amount

The higher of an asset’s net selling price and its value in use.

Recovery plan

As a consequence of the global financial crisis, ING Bank has set up an all-encompassing recovery planning process to enhance the bank’s readiness and decisiveness to tackle financial crises on its own strength.

Redemption value

With respect to investments in fixed-interest securities, the amount payable on the maturity date.

Regulatory capital (RC)

The minimum amount of capital that a bank is required to hold in order to absorb unexpected losses. RC is calculated using regulatory approved internal models.

Reinsurance

The practice whereby one party, called the reinsurer, in consideration for a premium paid to him/her, agrees to indemnify another party, called the reinsured or ceded party, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which the reinsured has issued. The reinsured may also be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Remuneration Committee

The Remuneration Committee, consisting of members of the Supervisory Board, advises the Supervisory Board on aspects such as the terms and conditions of employment (including their remuneration) of Executive Board members and the policies and general principles on which the terms and conditions of employment of Executive Board members and of senior managers of ING and its subsidiaries are based.

Reserve adequacy test

To ensure reserves remain adequate over time, the insurance liabilities (future claims and premium income) are tested against the projected investment yields. For many insurance portfolios,

stochastic testing is performed, taking the 90th percentile of the results as the required level at which adequacy should be ensured.

Return on Equity (ROE)

The return on equity is the net result as percentage of the average equity.

Risk Committee

The Risk Committee, consisting of members of the Supervisory Board, assists and advises the Supervisory Board in monitoring the risk profile of the company as well as the structure and operation of the internal risk management and control systems.

Risk-Weighted Assets (‘RWA’ under Basel I)

Assets that are weighted for credit risk according to a formula used by the Dutch central bank (De Nederlandsche Bank), which conforms to the capital adequacy guidelines of the BIS (Bank of International Settlements). On and off-balance-sheet items are weighted for risk, with off-balance-sheet items converted to balance-sheet equivalents (using credit conversion factors) before being allocated a risk weight.

Risk-Weighted Assets (‘RWA’ under Basel II)

Assets that are weighted for credit and market risk in accordance with the Basel II methodology. The risk-weighted assets are calculated using internal models approved by the Dutch central bank (De Nederlandsche Bank). Regulatory capital requirements for operational risk are calculated without the use of risk-weighted assets, but are included in the total risk-weighted assets reported. In the CRR/CRD IV, the term RWA is replaced by “Total Risk Exposure Amount”, but for now we follow common usance.

Settlement risk

Settlement risk rises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates or times and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. The risk is that ING Group delivers, but does not receive delivery from the counterparty.

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

Solvency II

Solvency II is a fundamental review of the prudential regime for insurance and reinsurance undertakings in the European Union. Solvency II must lead to a new solvability framework based on a market-consistent valuation in which the capital requirements adequately reflect the risks run by the insurer. It is still under discussion and is not expected to come into force before 1 January 2016.

Stakeholder

A stakeholder is somebody who has an interest in ING. ING distinguishes the following stakeholder groups: customers

F-249	ING Group Annual Report on Form 20-F 2014

Glossary continued

(individuals, families, small businesses, large corporations and financial institutions, governments, public-private entities and supranational agencies), capital providers, employees, supervisors, regulators, civil society organisations, citizens and society at large.

Stress testing

Stress testing examines the effect of exceptional but plausible scenarios on the capital position of ING. Stress testing can be initiated internally or be external parties such as the European Central Bank.

Structured entity

An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Sub-prime mortgage

Mortgage loans made to borrowers who cannot get a regular mortgage because they have a bad credit history or limited income.

Subsidiary

An entity that is controlled by another entity.

Surrender

The termination of a life or retirement contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, on the contract.

Sustainable assets under management / socially responsible investments

Assets of customers registered at ING Bank, which are defined as sustainable following an assessment of environmental, social and governance (ESG) parameters / criteria.

Sustainable engagement score

The extent to which employees are motivated, enabled and energised to perform at their best and help ING to succeed.

Sustainable transitions financed

Sustainable transitions financed consist of loans to renewable projects, loans to other sustainable projects, loans to environmental outperformers and the portfolio of ING Groenbank.

Swap contracts

Commitments to settle in cash at a specified future date, based on differentials between specified financial indices as applied to a notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Tier 1 capital

The Tier 1 capital of an institution consists of the sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

Tier 1 ratio

Reflecting the Tier 1 capital of ING Bank as a percentage of its total risk-weighted assets.

Tier 2 capital

Tier 2 capital shall consist of the following:

(a)	Capital instruments and subordinated loans where the conditions laid down in Article 63 (CRR) are met.

(b)	The share premium accounts related to instruments referred to in point (a.)

(c)	For institutions calculating risk-weighted exposure amounts in accordance with Chapter 2 of Title II of Part Three, general credit risk adjustments, gross of tax effects, of up to 1,25 % of risk-weighted exposure amounts calculated in accordance with Chapter 2 of Title II of Part Three of the CRR.

(d)	For institutions calculating risk-weighted exposure amounts under Chapter 3 of Title II of Part Three, positive amounts, gross of tax effects, resulting from the calculation laid down in Articles 158 and 159 up to 0,6 % of risk-weighted exposure amounts calculated under Chapter 3 of Title II of Part Three of the CRR.

Total Loss-Absorbency Capacity (TLAC)

Total Loss Absorbency Capacity (TLAC) is a concept proposed by the Financial Stability Board in November 2014 meant to ensure that G-SIBs have sufficient capacity in order to absorb losses both before and during resolution, to continue critical functions without requiring taxpayer support or threatening financial stability.

Trading portfolio

Comprises financial instruments held to obtain short-term transaction results, to facilitate transactions on behalf of customers or to hedge other positions in the trading portfolio.

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

Trust Office

At ING, this term is used to refer to the ING Trust Office.

Underlying result

Underlying result is a measure to evaluate the result of the segments. It is derived from the result in accordance with IFRS-IASB by excluding the impact of divestments, discontinued operations and special items.

Unit-linked

A unit-linked insurance product functions as a savings product, but also offers coverage for specific life events. The policyholder invests in ‘units’ (stock, bonds, or mutual funds) and the return depends on the performance of these units. The insurance company may decide to provide guarantees on the return of the units.

ING Group Annual Report on Form 20-F 2014	F-250

Glossary continued

Value at Risk (VaR)

The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. Note that risk due to DVA and CVA sensitivities is not covered in this trading risk measure. Next to general market movements in these risk factors, VaR also takes into account market data movements for specific moves in e.g. the underlying issuer of securities. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING Bank uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital.

Value in use

The present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Variance-covariance

A model to calculate Value at Risk, assuming that changes in risk factors are normally distributed jointly and that the change in portfolio value is linearly dependent on all risk factor changes.

Warrant

A financial instrument that gives the holder the right to purchase ordinary shares.

F-251	ING Group Annual Report on Form 20-F 2014