Form 20-F
period 2015-12-31
ING GROEP NV
filed 2016-03-02
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2015

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

Ordinary Shares, nominal value EUR 0.24 per Ordinary Share	3,870,183,325
Bearer Depositary receipts in respect of Ordinary Shares	3,869,774,848

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

ING Group Annual Report on Form 20-F 2015 Filed with the United States Securities and Exchange Commission for the year ended December 31st, 2015

PRESENTATION OF INFORMATION

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.‘s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively. References to “Executive Board” or “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V.

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.1235 , the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 12 February 2016.

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

The published 2015 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).

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

In addition, in 2015 ING made certain changes to the way in which it reports its segment results. See Item 5. “Operating and financial review and prospects – segment reporting” for more information.

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014. IFRS 9 will replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and micro hedge accounting. The new requirements become effective as of 1 January 2018. The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet and opening equity at 1 January 2018, with no restatement of comparative periods. It is expected that the implementation of IFRS 9, will have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income and disclosures.

Enhanced Disclosure Task Force (EDTF)

In November 2015, the EDTF published a report on IFRS 9 recommended disclosures which may be useful to help the market understand the upcoming changes as a result of using the Expected Credit Loss (‘ECL’) approach. Given that full IFRS 9 disclosures are only required for the year ending 31 December 2018, the additional EDTF recommendations during the period before adoption aims at promoting consistency and comparability across internationally active banks. ING Group has adopted these recommendations as transitional disclosures with an initial focus on qualitative disclosures.

IFRS 9 Program

In 2015, ING focused on establishing the IFRS 9 program, the interpretation of key IFRS 9 concepts and the initiation of the impact assessment. In 2016, ING Group will start with the implementation of the IFRS 9 requirements in its models, systems, processes and governance and will prepare for the parallel run in 2017.

The governance structure of the IFRS 9 Program has been set-up based on the three phases of IFRS 9: Classification and Measurement, Impairments and Hedge Accounting. Each workstream consists of experts from Finance, Risk, Bank Treasury, Operations and the business lines. The workstreams are supported by the Program Office. The Technical Board supports the Steering Committee by reviewing the interpretations of IFRS 9 as prepared by the workstreams. The Steering Committee is the decision making body. Additionally, an international IFRS 9 network has been created within ING Group to connect all countries with the central project team to ensure consistency, awareness and training.

Classification and measurement

ING Group will apply a two-step approach to determine the classification and measurement of financial assets into one of the three categories, being Amortised cost, Fair Value through Other Comprehensive Income (‘FVOCI’) or Fair value through profit and loss:

1.	The Business Model test will be applied to determine how a portfolio of financial instruments is managed as a whole; and

2.	The Solely Payments of Principle and Interest (‘SPPI’) test will be applied to determine the contractual cash flow characteristics of financial assets in the Business Model.

In most instances, it is expected that the classification and measurement outcomes will be similar to IAS 39, although certain differences will arise. The classification and measurement of financial liabilities remains essentially the same as under IAS 39.

In 2015, ING Group has started the Business Model test and identified and described homogeneous portfolios across the business of ING Group. The implementation of the SPPI text will start in 2016.

Impairment

The recognition and measurement of impairment is intended to be more forward-looking, based on an expected credit loss (‘ECL’) model, than under IAS 39 which is of an incurred loss model. The ECL model applies to on-balance financial assets accounted for at amortised cost and FVOCI, such as loans, debt securities and trade receivables, and off-balance items such as lease receivables, and certain loan commitments financial guarantee.

In 2015, ING Group determined a number of key concepts and assumptions essential to the new impairment model, such as the definition of significant deterioration and the approach how to measure ECL. In addition, ING Group started with the financial impact analysis on the level of impairment allowances under the new ECL approach.

Three stage approach

ING Group will apply the IFRS 9 three stage approach to measure expected credit losses:

•	Stage 1: 12 month ECL — performing

Financial instruments that have not had a significant increase in credit risk since initial recognition require, at initial recognition, a provision for expected credit losses associated with the probability of default events occurring within the next 12 months (‘12 month ECL’).

•	Stage 2: Lifetime ECL — under-performing

In the event of a significant increase in credit risk since initial recognition, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘Lifetime ECL’). ING Group has defined triggers to move to Stage 2 depending on the type of asset/portfolio. Once the ECL models are available, further calibration of the triggers will be defined and tested.

•	Stage 3: Lifetime ECL — non-performing

Financial instruments will move into Stage 3 once defaulted. The aim is to align the default definition for IFRS 9 with the internal definition of default for risk management purposes. Stage 3 requires a Lifetime ECL provision.

The calculation of ECL will be based on ING Group’s expected loss models (PD, LGD, EAD) currently used for regulatory capital, economic capital and IBNR and INSFA provisions in the current IAS 39 framework. The ECL models will follow the same model structure as applied for the current expected loss models. The stress test methodology is used as a basis for including forward looking macro-economic information in the expected loss parameters.

Hedge accounting

The IFRS 9 hedge accounting requirements aim to simplify general hedge accounting requirements. Furthermore, IFRS 9 aims to align financial hedge accounting more closely with risk management strategies. All micro hedge accounting strategies as well as the macro cash flow hedge are in scope of IFRS 9. Macro fair value hedging is currently outside the scope of IFRS 9.

In 2015, the Hedge accounting workstream performed a technical assessment of the impact of the new hedge accounting requirements. Based on the outcome of this technical assessment, ING Group has made a preliminary decision to continue applying IAS 39 in its entirety for hedge accounting until the guidance of Macro fair value hedge accounting is finalised as allowed under IFRS 9. ING Group will continue to implement the IFRS 7 hedge accounting disclosure requirements.

Discontinued operations

NN Group and Voya were classified as discontinued operations in 2014 and 2013 respectively (for more information, see “Item 4. Information on the Company – Changes in the composition of the Group”). The results of the discontinued operations for the year and for comparative years are presented separately from continuing operations in the profit and loss account and classified as held for sale on the balance sheet.

Certain amounts set forth herein may not sum due to rounding.

This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

NN Group

In February 2015, ING Group sold 52 million ordinary shares of NN Group, reducing its ownership in NN Group from 68.14%, at 31 December 2014, to 54.58%. The transaction did not impact the profit and loss account of ING Group as NN Group continued to be fully consolidated. The transaction had a negative impact of EUR 1,757 million on the shareholder’s equity of ING Group.

In May 2015, in order to fulfil its commitment to the European Commission (‘EC’), ING Group injected capital in NN Group by subscribing for newly issued shares for an amount of EUR 57 million. The transaction increased the ownership of ING in NN Group to 54.77%.

In May 2015, ING Group sold 45 million ordinary shares in NN Group. This transaction reduced ING Group’s interest in NN Group to 42.43%, resulting in ING Group losing control over NN Group. The share sale and deconsolidation of NN Group resulted in an after tax loss of EUR 1,185 million and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction had a negative impact of EUR 6,530 million, including the aforementioned loss, on the shareholder’s equity of ING Group. The profit and loss account of ING Group includes, in the line ‘Net result from discontinued operations’, the result of NN Group until deconsolidation at the end of May 2015.

With the injection of capital and deconsolidation of NN Group, ING Group fulfils its commitment to the EC, per the EC decision of 16 November 2012. The restrictions from this decision regarding acquisition and price leadership will no longer apply to ING Group.

In June 2015, ING exchanged the second tranche of mandatorily exchangeable subordinated notes of Anchor investors into NN Group ordinary shares. Accrued interest on these notes was settled in NN Group ordinary shares. The transaction resulted in a further decrease in the ownership of ING Group in NN Group to 38.23%. The transaction did not have a material impact on the profit and loss account of ING Group. In June 2015, NN Group repurchased 2.1 million ordinary shares from ING Group. This transaction reduced ING’s remaining interest in NN Group to 37.61%.

In September 2015, NN Group repurchased 1.7 million ordinary shares from ING Group. This transaction reduced ING’s remaining interest in NN Group to 37.12%. In September 2015, ING Group sold 40 million ordinary shares in NN Group. As part of the transaction, NN Group repurchased 6 million ordinary shares. The transaction reduced ING Group’s interest in NN Group to 25.76%. The transaction resulted in a loss of EUR 17 million and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction was settled on 5 October 2015.

As at 31 December 2015 the remaining interest in NN Group is recognised as an Investment in associate held for sale at EUR 2,153 million. ING Group holds warrants for 35 million shares in NN Group.

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.2322%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer has significant influence over NN Group and accounts for its remaining stake in NN Group as an available-for-sale investment. The result from this transaction, amounting to a net profit of EUR 522 million, will be reflected in ING Group’s first quarter 2016 profit and loss account. The result broadly reflects the difference between the EUR 2.2 billion book value of ING’s 25.75% investment (as fixed at deconsolidation at the end of May 2015) and the market value of this stake of EUR 2.7 billion at the closing of the January 2016 transaction. The transaction settled on 8 January 2016. The remaining shares held in NN Group are subject to a lock-up period of 60 days.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. EUR 208 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three anchor investors. EUR 129.5 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.2322% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the profit and loss account of ING Group.

Change in accounting approach NN Group Anchor investment transaction

During the second half of 2015, the Autoriteit Financiële Markten (‘AFM’; The Netherlands Authority for the Financial Markets) performed a review of the 2014 ING Group Annual Report. This review resulted in a recommendation to change the accounting approach for the provision recognised as a direct reduction of ING Group’s shareholders’ equity in 2014 in relation to the Asian Anchor Investment transaction (‘Anchor investment transaction’).

Background information

In April 2014, ahead of the intended NN Group Initial Public Offering (‘IPO’), ING Group secured investments from three Asian investors in NN Group by issuing subordinated notes, which were recognised on the balance sheet line ‘Subordinated loans’. In July 2014, at the time of the NN Group IPO, all notes became mandatorily exchangeable for NN Group shares and the first tranche was settled in NN Group shares. ING Group’s expected loss on the settlement of the two remaining tranches in NN Group shares was calculated as the difference between the carrying value of NN Group and the fair value of NN Group’s shares. The expected loss of EUR 1.012 million was recognised in July 2014 as a provision on the balance sheet in ‘Other liabilities’ with the corresponding debit recognised directly in ING Group’s shareholders’ equity. As a result of a decrease of the carrying value of NN Group, the difference between the carrying value of NN Group and the fair value of NN Group’s shares as at 31 December 2014 decreased by EUR 92 million to EUR 920 million.

In May 2015, ING Group reduced its stake in NN Group to 42.43% and deconsolidated NN Group. At the time of deconsolidation, the difference between the carrying value of NN Group (net of revaluation reserves) and the fair value of the entire remaining stake in NN Group was written off through the profit and loss account. For the shares expected to be delivered under the Anchor investment transaction, this difference had already been recognised as a provision in 2014, directly in shareholders’ equity. Therefore, the provision recognised for the second and third tranche of the Anchor provision was utilised, decreasing the total deconsolidation loss in ING Group’s profit and loss account, as reported in the second quarter of 2015, by EUR 1,001 1 million.

Following discussions with the AFM, ING Group decided to adjust the accounting approach as described above. Based on IFRS 10 (‘Consolidated Financial Statements’), IAS 1 (‘Presentation of Financial Statements’) and IAS 8 (‘Accounting Policies, Changes in Accounting Estimates and Errors’), the accounting for the impact of the Anchor investment transaction and disclosure of the quantitative impact of the divestment of NN Group in the 2014 ING Group Annual Report was not in accordance with paragraphs IFRS 10.23, IFRS 10.B96 and IAS 1.17(c), nor can the accounting of the Anchor investment transaction be based on IAS 8.10 and IAS 8.11. IFRS 10.23 and IFRS 10.B96 do not allow for changes recognised directly in shareholders’ equity without an actual change in ownership.

Impact on ING Group

The 2014 comparative figures are adjusted by a reversal of the provision previously recognised in 2014 resulting in an increase of ING Group’s equity by EUR 920 million as at 31 December 2014. The 2013 and 2012 figures are not impacted. This adjustment is in line with the requirements of IAS 8 (‘Accounting Policies, Changes in Accounting Estimates and Errors’).

[1]	In 2015, until the date of deconsolidation at the end of May 2015, the carrying value of NN Group increased. As a result, the difference between the carrying value of NN Group and the fair value of NN Group’s shares, increased by EUR 81 million to EUR 1,001 million.

Impact on ING Group Balance sheet and Profit and loss account lines:

		31 December 2014
Amounts in millions of euros	Reported	Adjustment	Adjusted
Balance sheet
Equity
Shareholders’ equity (parent) [1]	46,634	920	47,554
Liabilities
Other liabilities [2]	15,857	-920	14,937

Total equity and liabilities	987,706		987,706

Profit and loss account
Net result attributable to Equityholders of the parent	963		963

Earnings per ordinary share
Basic earnings per ordinary share	0.06		0.06
Diluted earnings per ordinary share	0.06		0.06

1	Shareholder’s equity (parent) is adjusted in ‘Other reserves’.
2	Other liabilities is adjusted in the line item ‘Other’.

This change has no consequences for the accounting approach of other transactions which were part of ING’s divestment program.

Reference is made to Notes 13 ‘Equity’, 20 ‘Other liabilities’ and 54 ‘Other events’ in Note 2.1 to the consolidated financial statements. See also Item 15 ’Controls and Procedures’.

Subsequent events

There are no subsequent events to report. On page 7 some events for 2016 are included for information purposes.

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

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	consequences of a potential (partial) break-up of the euro

•	ING’s implementation of the restructuring plan as agreed with the European Commission,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor and customer behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	ING’s ability to achieve projected operational synergies

and

•	the other risks and uncertainties detailed in “Item 3. Key Information — Risk Factors” in ING’s Annual Report on Form 20-F for the year ended 31 December 2015.

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

IFRS-IASB Consolidated Income Statement Data

for the years ended 31 December	2015	2015	2014	2013	2012	2011
In millions except amounts per share and ratios	U.S.$	EUR	EUR	EUR	EUR	EUR

Continuing operations
Interest income	52,042	46,321	48,169	51,394	60,003	66,181
Interest expense	37,929	33,760	35,865	39,693	48,119	52,724

Net interest result	14,112	12,561	12,304	11,701	11,884	13,457
Commission income	2,604	2,318	2,293	2,204	2,047	2,496
Investment and Other income	3,514	3,128	617	3,191	1,223	155

Total income	20,231	18,007	15,214	17,096	15,154	16,108
Operating expenses	10,478	9,326	10,259	8,834	9,644	10,250
Addition to loan loss provision	1,513	1,347	1,594	2,289	2,125	1,670

Total expenditure	11,991	10,673	11,853	11,123	11,769	11,920

Result before tax	8,240	7,334	3,361	5,973	3,385	4,188
Taxation	2,162	1,924	859	1,498	856	947

Net result from continuing operations	6,078	5,410	2,502	4,475	2,529	3,241

Net result from discontinued operations	-85	-76	-1,375	680	1,359	1,431

Net result attributable to minority interests	458	408	164	265	161	78

Net result ING Group IFRS-IASB attributable to the equityholders of the parent	5,534	4,926	963	4,890	3,727	4,594

Addition to shareholders’ equity	2,709	2,411	493	4,890	3,727	4,594
Dividend	2,826	2,515	470
Basic earnings per share	1.43	1.27	0.06	1.14	0.81	0.81
Diluted earnings per share	1.43	1.27	0.06	1.14	0.81	0.81
Dividend per share	0.73	0.65	0.12
Number of Ordinary Shares outstanding (in millions)	3,868.7	3,868.7	3,854.6	3,836.9	3,801.4	3,782.3

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.1235 to EUR 1.00, the noon buying rate in New York City on 12 February 2016 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

Period 2011 is not restated for IFRS 10/11/12.

Total expenditure includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources”.

The results of NN Group and Voya have been transferred to “Result from discontinued operations. For details on Discontinued operations, see Note 30 of Note 2.1 to the consolidated financial statements.

Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary Shares outstanding during the relevant period and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding at the end of the respective periods. For purposes of this calculation, ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The effect of dilutive securities is also adjusted.

IFRS-IASB Consolidated Balance Sheet Data

as at 31 December	2015	2015	2014	2013	2012	2011
In billions except amounts per share and ratios	U.S.$	EUR	EUR	EUR	EUR	EUR
Total assets	941.4	837.9	987.7	1,076.6	1,158.1	1,274.2
Investments	106.5	94.8	97.6	141.0	200.1	217.4
Loans and advances to customers	599.3	533.4	512.4	527.0	556.9	5,986.9
Insurance and investment contracts:				111.8	230.0	278.8
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	343.7	305.9	295.5	289.8	277.8	291.5
Other deposits and bank funds	218.9	194.8	188.4	184.5	177.2	176.0

Total Customer deposits and other funds on deposit	562.5	500.7	483.9	474.3	455.0	467.5
Amounts due to banks	38.0	33.8	30.0	27.2	38.7	72.2
Shareholders’ equity	50.6	45.0	47.6	42.3	46.5	42.8
Non-voting equity securities	0.0	0.0	0.0	1.5	2.3	3.0
Shareholders’ equity per ordinary share	13.06	11.62	12.36	11.02	12.22	11.32
Share capital in number of shares (in millions)	3,870.2	3,870.2	3,858.9	3,840.9	3,831.6	3,831.6

As explained in ‘Presentation of information’ under ‘Change in accounting approach NN Group Anchor transaction’, the shareholders’ equity and shareholders’ equity per ordinary share for the year 2014 have been amended.

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.1235 to EUR 1.00, the noon buying rate in New York City on 12 February 2016 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

Period 2011 is not restated for IFRS 10/11/12.

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

U.S. dollars per euro

Calendar Period	Period End[1]	Average Rate[2]	High	Low
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3771	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524

1	The noon buying rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 1 of Note 2.1 to the consolidated financial statements.
2	The average of the noon buying rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
August 2015	1.1580	1.0868
September 2015	1.1358	1.1104
October 2015	1.1437	1.0963
November 2015	1.1026	1.0562
December 2015	1.1025	1.0573
January 2016	1.0964	1.0743

The Noon Buying Rate for euros on 31 December 2015 was EUR 1.00 = U.S. $ 1.0859 and the Noon Buying Rate for euros on 12 February 2016 was EUR 1.00 = U.S. $ 1.1235.

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

Risks related to financial conditions, market environment and general economic trends

Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability , solvency and liquidity of our business.

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also ‘—Interest rate volatility and other interest rate changes may adversely affect our profitability’, ‘—Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’, and ‘—Market conditions observed over the past few years may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending’ below.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

•	reserve and provisions inadequacies, which could ultimately be realised through profit and loss and shareholders’ equity;

•	the write-down of tax assets impacting net results and/or equity;

•	impairment expenses related to goodwill and other intangible assets, impacting net results;

•	movements in risk weighted assets for the determination of required capital;

•	changes in credit valuation adjustments and debt valuation adjustments; and/or

•	additional costs related to maintenance of higher liquidity buffers and/or collateral placements.

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

We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding include a variety of short- and long-term instruments, including deposit fund, repurchase agreements, commercial paper, medium- and long-term debt, subordinated debt securities, capital securities and stockholders’ equity.

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

We are subject to the jurisdiction of a variety of banking regulatory bodies, some of which have proposed regulatory changes in recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet, which is an essential element of our Restructuring Plan.

The default of a major market participant could disrupt the markets.

Within the financial services industry, the severe distress or default of any one institution (including sovereigns and central counterparties (CCPs)) could lead to defaults by, or the severe distress of, other market participants. Such distress of, or default by, an influential financial institution could disrupt markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a sovereign or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity, solvency position and/or prospects. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability.

We are subject to detailed banking laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the

European Union (‘EU’), the United States (‘U.S.’) and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.

In light of current conditions in the global financial markets and the global economy, regulators around the world have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently in the implementation phase of, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, Germany, Belgium, the United Kingdom, the EU, the U.S. and elsewhere have implemented, or are in the process of implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including, among others, in the areas of prudential rules, liquidity and capital requirements, executive compensation, crisis and contingency management, bank taxes and financial reporting. Additionally, governmental and regulatory authorities in the Netherlands, in the EU as well as in a multitude of jurisdictions where we conduct our business continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions). Furthermore, we are subject to different tax regulations in each of the jurisdictions where we conduct business. Changes in tax laws could increase our taxes and our effective tax rates. Legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results of operations and financial condition. One such change relates to the current debate in the U.S. over corporate tax reform for multinational corporations and corporate tax rates. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results.

In addition, the International Accounting Standards Board (‘IASB’) has issued and proposed certain amendments to several International Financial Reporting Standards (‘IFRS’) standards during the course of 2012 and 2013, whose changes include a package of amendments to the accounting requirements for financial instruments announced in November 2013. These amendments introduced a new hedge accounting model addressing the so-called ‘own credit’ issue that was already included in IFRS 9 Financial Instruments. As of July 2014, IFRS 9 replaced IAS 39, the accounting standard heavily criticised in the wake of the financial crisis, for annual periods beginning on or after 1 January 2018, with early adoption permitted. Such changes could also have a material impact on our reported results and financial condition, as well as on how ING manages its business, internal controls and disclosure.

Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in laws and regulations may materially increase costs. We expect the scope and extent of regulation in the jurisdictions in which we conduct our business, as well as regulatory oversight and supervision, to generally continue to increase. However, we cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. Regulation is becoming increasingly more extensive and complex and the industries in which we operate are increasingly coming under the scrutiny of regulators, and affected companies, including ING, are required to meet the demands, which often necessitate additional resources. These regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on businesses in which we can operate or invest.

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

Basel III and CRD IV

In December 2010, the Basel Committee on Banking Supervision (‘Basel Committee’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The Basel Committee’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. In particular in November 2015 the FSB published the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in resolution. The implementation of these measures began in 2012, and full implementation is targeted for 2019, with the TLAC requirements to apply from 2019 on. ING Bank was designated by the Basel Committee and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, in 2011, 2012, 2013, 2014 and 2015, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI in November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. It remains to be seen whether further amendments to the 2010 framework and standards will be made by the Basel Committee in the coming years. For European banks, the Basel III requirements were implemented through the so-called Capital Requirements Regulation and Capital Requirements Directive IV (‘CRD IV Regulation’ and ‘CRD IV Directive’, respectively), which were adopted by the EC in June 2013 following approval by the European Parliament in April 2013. The CRD IV Regulation entered into force on 28 June 2013 and the CRD IV Directive on 17 July 2013, and all banks and investment firms in the EU (as opposed to the scope of the Basel III requirements, which apply to ‘internationally active banks’) were required to apply the new rules from 1 January 2014 in phases, with full implementation by 1 January 2019. While the full impact of these rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, will depend on how the CRD IV Directive has been transposed into national laws in each Member State, including the extent to which national regulators and supervisors have set more stringent limits and additional capital requirements or surcharges. As next phase in regulatory requirements for banks’ risk and capital management, the regulators are focusing on the required capital calculations across banks. Since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and specifically on whether internal models are appropriate for such purposes. These developments have suggested that stricter rules may be applied by a later framework. The Basel Committee on Banking Supervision (BCBS) released several consultative papers, containing proposals to change the methodologies for the calculation of capital requirements. Within these proposals BCBS suggests methods to calculate RWA using more standardised or simpler methods in order to achieve greater comparability, transparency and consistency. These proposals will likely impact the capital requirements for currently reported exposures (e.g. credit risk via revised standardised RWA floor) but may also lead to new capital requirements (e.g. proposals to enhance Interest Rate Risk in Banking Book). The current proposals, as well as on the economic and financial environment at the time of implementation and beyond, can have a material impact on ING’s operations and financial condition and they may require the Group to seek additional capital.

Single Supervisory Mechanism

In November 2014, the European Central Bank (‘ECB’) assumed responsibility for a significant part of the prudential supervision of banks in the Eurozone, including ING Bank, following a year-long preparatory phase which included an in-depth comprehensive assessment of the resilience and balance sheets of the biggest banks in the Eurozone. ING Bank was among the seven Dutch institutions covered by the assessment (out of 130 institutions overall). While the ECB has assumed the supervisory tasks conferred on it by the Single Supervisory Mechanism (‘SSM’) Regulation, the DNB will still continue to play a big role in the supervision of ING Group and ING Bank. The SSM has created a new system of financial supervision for countries within the Eurozone, with the possibility of non-Eurozone Member States participating by means of close cooperation. The SSM has caused a significant change for ING Bank and ING Group. For example, in its first year, the SSM caused an increase in quantitative supervision. Finally, although the SSM has brought improvement, banks in the Eurozone could benefit from further alignment on an operational level.

Dodd-Frank Act

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) was signed into law in the U.S. The Dodd-Frank Act effects comprehensive changes to the regulation of financial services in the U.S. and has implications for non-U.S. financial institutions with a U.S. presence or that transact with U.S. counterparties, such as ING. Dodd-Frank directs existing and newly created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, many of which are in place. Due to the extended period over which regulations are being implemented, we cannot predict with certainty how Dodd-Frank and such regulations will affect the financial markets generally and impact the Group’s business, credit rating, results of operations, cash flows or financial condition or liquidity. Key aspects of Dodd- Frank that we have identified to date as possibly having an impact on the Group include:

Title VII of Dodd-Frank creates a new framework for regulation of the over-the-counter derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank N.V., has registered with the Commodity Futures Trading Commission (‘CFTC’) as a swap dealer. The CFTC and the Prudential Regulators recently adopted margin requirements on uncleared swaps, which will begin to come into effect later in 2016. The SEC will in the future adopt regulations establishing margin requirements for uncleared security-based swaps and the CFTC will adopt capital requirements for swap dealers. Other regulatory requirements include business conduct rules imposed on swap dealers and requirements that most swaps be centrally executed on regulated trading facilities and cleared through regulated clearing houses. In addition, new position limits requirements for market participants that may be contained in final regulations to be adopted by the CFTC could limit the scope of hedging activity that is permitted for commercial end users, as well as the trading activity of speculators, limiting their ability to utilize certain of our products. All of the foregoing areas of regulation of the derivative markets and market participants will likely result in increased cost of hedging and other trading activities, both for ING and its customers, which could expose our business to greater risk and could reduce the size and profitability of our customer business. In addition, the imposition of these regulatory restrictions and requirements, could result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

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

Dodd-Frank established the Consumer Financial Protection Bureau (‘CFPB’) as an independent agency within the Federal Reserve to regulate consumer financial products and services offered primarily for personal, family or household purposes. The CFPB has significant authority to implement and enforce federal consumer financial laws, including the new protections established under Dodd- Frank, as well as the authority to identify and prohibit unfair, deceptive and abusive acts and practices. In addition, the CFPB has broad supervisory, examination and enforcement authority over certain consumer products, such as mortgage lending. Insurance products and services are not within the CFPB’s general jurisdiction, and broker-dealers and investment advisers are not subject to the CFPB’s jurisdiction when acting in their registered capacity.

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

Although the full impact of Dodd-Frank and its implementing regulations cannot be determined at this time, many of their requirements have had and will continue to have profound and/or adverse consequences for the financial services industry, including for us. Dodd-Frank could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under Dodd-Frank and have a material effect on our results of operations or financial condition.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (‘FATCA’), U.S. federal tax legislation passed in 2010, a 30% withholding tax will be imposed on ‘withholdable payments’ made to non-U.S. financial institutions (including non-U.S. investment funds and certain other non-U.S. financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. account holders and/or certain U.S. investors (such U.S. account holders and U.S. investors, ‘U.S. account holders’) to the U.S. Internal Revenue Service (‘IRS’). For non-U.S. financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a U.S. person or would otherwise be entitled to an exemption from U.S. federal withholding tax. ‘Withholdable payments’ generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. Furthermore, FATCA may also impose withholding on non-U.S. source payments by non-U.S. financial institutions that comply with FATCA to non-U.S. financial institutions that fail to comply with FATCA. Withholding pursuant to FATCA will take effect on a ‘phased’ schedule, which started in July 2014 with respect to U.S.-source payments and will start no earlier than January 2019 with respect to non-U.S. source payments by non-U.S. financial institutions. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as ‘accounts’ and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.

Many countries, including the Netherlands, have entered into, and other countries are expected to enter into, agreements (‘intergovernmental agreements’ or ‘IGAs’) with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs does not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report information on their U.S. account holders to the taxing authorities of those countries, who will then pass the information to the IRS.

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

The Group intends to take all necessary steps to comply with FATCA (including entering into such agreements with the U.S. tax authorities as may be required), in accordance with the time frame set by the U.S. tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to account holders or other investors, or as a result of the failure of account holders or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. The possibility of such withholding and the need for account holders and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, (i) entering into agreements with the IRS and (ii) compliance with the terms of such agreements and with FATCA any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group’s compliance costs. Because legislation and regulations implementing FATCA and the IGAs remain under development, the future impact of this law on the Group is uncertain.

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. The CRS will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As of 21 December 2015, 78 jurisdictions, including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to the CRS. The majority of countries where ING has a presence has committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for most of the signatories) will start in September 2017.

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

In addition to the Intervention Act, and partly amending it, on 26 November 2015 the ‘Act on implementing the European framework for the recovery and resolution of banks and Investment firms’ (Implementatiewet Europees kader voor herstel en afwikkeling van banken en beleggingsondernemingen) came into force, implementing the ‘Bank Recovery and Resolution Directive’ (‘BRRD’). The BRRD came into effect on 2 July 2014. It includes, among other things, the obligation for institutions to draw up a recovery plan and for resolution authorities in the Member States to draw up a resolution plan, the resolution authorities’ power to take early intervention measures and the establishment of a European system of financing arrangements. The BRRD confers extensive resolution powers to the resolution authorities, including the power to require the sale of (part of a) business, to establish a bridge institution, to separate assets and to take bail-in measures. The stated aim of the Bank Recovery and Resolution Directive is to provide supervisory authorities and resolution authorities, with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses.

The powers granted to resolution authorities under the BRRD include, among others, the introduction of a statutory ‘write-down and conversion’ power and a ‘bail-in’ power, which gives the relevant Dutch resolution authority the power to (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity, (ii) amend or alter the maturity date and interest payment date and interest amount of debt-instrument, including by suspending payment for a temporary period and (iii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include certain securities that have been or will be issued by ING) of a failing financial institution and/or to convert certain debt claims (which could include certain securities that have been or will be issued by ING) into another security, including ordinary shares of the surviving group entity, if any.

In addition to a ‘write-down and conversion’ power and a ‘bail-in’ power, the powers currently proposed to be granted to the resolution authority under the BRRD include the two categories of measures introduced by the Intervention Act, as described above. In addition, the BRRD stipulates, among the broader powers to be granted to the relevant resolution authority, that it will confer powers to the relevant resolution authority to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments.

Many of the rules implementing the BRRD are contained in detailed technical and implementing rules, the exact text of which is subject to agreement and adoption by the relevant EU legislative institutions. Therefore, for some rules, there remains, uncertainty regarding the ultimate nature and scope of these resolution powers and, when implemented, how they would affect us and the securities that have been issued or will be issued by us. Accordingly, it is not yet possible to assess the full impact of the BRRD on ING and on holders of any securities issued or to be issued by ING, and there can be no assurance that, once it is fully implemented, the manner in which it is applied or the taking of any actions by the relevant Dutch resolution authority contemplated in the BRRD would not adversely affect the rights of holders of the securities issued or to be issued by ING, the price or value of an investment in such securities and/or ING’s ability to satisfy its obligations under such securities.

Finally, as part of the move towards a full banking union, on 19 August 2014, the Single Resolution Mechanism (‘SRM’) came into effect, with the aim to have a Single Resolution Board (‘SRB’) to be responsible for key decisions on how a bank subject to SSM supervision is to be resolved if a bank has irreversible financial difficulties and cannot be wound up under normal insolvency proceedings without destabilizing the financial system. The SRB is a key element of the SRM and will be the European resolution authority for the Banking Union and will be fully operational, with a complete set of resolution powers, from 1 January 2016 on. The SRB will work in close cooperation with the national resolution authorities such as the Dutch resolution authority. The SRB will also be in charge of the Single Resolution Fund, a pool of money financed by the banking sector which will be set up to ensure that medium-term funding support is available while a credit institution is being restructured.

There are certain differences between the provisions of the Intervention Act, the BRRD and the SRM Regulation, which may further bring future changes to the law. We are unable to predict what specific effects the Intervention Act and the implementation of the BRRD and the entry into force of the SRM Regulation may have on the financial system generally, our counterparties, holders of securities issued by or to be issued by us, or on us, our operations or our financial position.

ING has set up an all-encompassing recovery plan to ensure the bank’s readiness and decisiveness to tackle financial crises on its own. Effective since 2012, the plan is updated annually to make sure it stays fit for purpose. The completeness, quality and credibility of the updated plan is assessed annually by ING’s regulators. Since 2012, ING has diligently worked together with the different resolution authorities to determine a resolution strategy and to identify potential impediments to resolution. This resulted in a first resolution assessment that was shared with the FSB and the preparation of a transitional resolution plan by the Single Resolution Board (SRB).

Financial Stability Board

In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance, including executive compensation, and a host of related issues associated with responses to the financial crisis. One of the proposals is a common international standard on Total Loss-Absorbing Capacity (‘TLAC’) for global systemically important banks (‘G-SIBs’), and proposals were finalized in November 2015. The key requirement mandates G-SIBs to hold long-term debt that can be written down or converted into equity in the event that a G-SIB is put into liquidation, thereby providing a specific means of absorbing losses and recapitalising the G-SIB. The numbers are significant with the minimum standard requiring a G-SIB to hold TLAC of at least 16% of risk weighted assets and at least 6% of the leverage ratio denominator from 1 January 2019, and at least 18% and 6.75% respectively from 1 January 2022 on.

Additional Governmental Measures

Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. Restrictions related to the Core Tier 1 Securities and the Illiquid Asset Back-up Facility (‘IABF’) (together, the ‘Dutch State Transactions’) and the Restructuring Plan are further described in Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’ to the consolidated financial statements of ING Group.

In February 2013, the EC adopted a proposal setting out the details of a financial transaction tax (‘FTT’), following an original proposal of September 2011, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the financial transaction tax zone (‘FTT-zone’) or if the instrument which is the subject of the transaction is issued within the territory of a Member State in the FFT-Zone. 11 Member States envisaged participating in the FTT but following Estonia’s withdrawal in December 2015, only 10 wish to proceed (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain). The initial proposal foresaw the FTT for the 11 participating Member States entering into effect on 1 January 2014, which would have then required us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. On 6 May 2014, the Economic and Financial Affairs Council noted that 10 out of the then 11 original participating Member States had proposed implementation of the FTT in two stages (Slovenia was not party to that declaration), the earliest stage to be implemented from 1 January 2016. However, agreement has not yet been reached on certain key issues, so implementation was not possible by this date, and in December 2015 a joint statement was issued by several participating Member States indicating an intention to make decisions on the remaining open issues by the end of June 2016. The FTT remains subject to negotiation between the participating Member States and the legality and scope of the proposal is uncertain. It may be further altered prior to implementation. Additional Member States may decide to participate and/or certain of the participating Member States may decide to withdraw (as Estonia did). The implementation date of any FTT will thus depend on the future approval by participating Member States and the European Council, consultation of other EU institutions, and the subsequent transposition into local law. Depending on its final form, the introduction of an FTT in the Netherlands or outside the Netherlands could have a substantial adverse effect on ING’s business and results.

As of 1 October 2012, banks that are active in the Netherlands are subject to bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. This tax results in increased taxes on ING’s banking operations, which could negatively impact our operations, financial condition and liquidity.

Additional Tier 1 Securities

In April 2015, ING issued USD 2.25 billion of Additional Tier 1 securities (“AT1 Securities”). ING may issue additional AT1 Securities, or other instruments with similar terms (also known as contingent convertible bonds or “cocos”), in the future. The Dutch parliament adopted Article 29a of the Dutch Corporate Income Tax Act of 1969 (Wet op de vennootschapsbelasting 1969) in 2015 to provide debt treatment of securities similar to the AT1 Securities for the purpose of Dutch corporate income tax (25% rate) and (indirectly) dividend withholding tax purposes (15% non-grossed up rate). The interest payment obligation for the year 2015 in respect of the AT1 Securities is EUR 90 million. For 2015, that amount was treated by ING as a deductible interest expense for Dutch corporate income tax purposes and as exempt for Dutch dividend withholding tax purposes. However, there is a risk that the European Commission will take the view, and that court would uphold such view if contested, that the tax deductibility of interest payments on the AT1 Securities is in contravention of the European Commission’s temporary state aid rules for assessing public support to financial institutions during the crisis (the “Revised State Aid Guidelines”). The Revised State Aid Guidelines provide for strengthened burden-sharing requirements, which require banks with capital needs to obtain shareholders’ and subordinated debt holders’ contributions before resorting to certain state aid measures. If a determination were made that deduction of interest payments on AT1 Securities and other similar securities, including those ING may issue in the future, is inconsistent with the Revised State Aid Guidelines, amounts ING would have to pay to the Dutch State with respect to interest payments that have previously been treated as an expense for Dutch corporate income tax purposes and that have been paid free of withholding taxes could be substantial, in particular if ING is unable to redeem the securities (e.g. for the year 2015, the total amount of payment in this respect could be EUR 38 million excluding interest). The terms of the AT1 Securities provide that ING can redeem the AT1 Securities only upon the occurrence of specific events (not including a determination that the tax treatment of the AT1 Securities is inconsistent with European rules against state aid) or after 5 years or 10 years (depending on the series) after their date of issuance.

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the European sovereign debt crisis, the potential exit of certain countries from the Eurozone, unemployment, the availability and cost of credit, credit spreads, quantitative easing within the Eurozone through bond repurchases, the ECB’s targeted longer-term refinancing operation (‘TLTRO’), the level of U.S. national debt and the U.S. housing market, inflation/deflation levels, energy costs and heightened geopolitical issues all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

While certain of such conditions have improved during the period between 2011 and 2015, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the U.S., the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see ‘ —U.S. Sovereign Credit Rating’ and ‘ —European Sovereign Debt Crisis’ below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including high levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world.

In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.

As a result of the ongoing and unprecedented volatility in the global financial markets since 2007, we incurred in past years substantial negative revaluations and impairments on our investment portfolio, which have impacted our shareholders’ equity and earnings.

The aforementioned impacts have arisen primarily as a result of valuation and impairment issues arising in connection with our investments in real estate (both in and outside the U.S.) and private equity, exposures to European sovereign debt and to U.S. mortgage-related structured investment products, including sub-prime and ‘Alt-A’ residential and commercial mortgage-backed securities, collateralised debt obligations and collateralised loan obligations, private equity and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Although we continue to monitor our exposures, there can be no assurance that we will not experience further negative impacts to our shareholders’ equity, solvency position, liquidity, financial condition or profit and loss accounts in future periods.

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

Risks and ongoing concerns about the debt crisis in Europe, as well as the possible default by, or exit from, the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European and other financial institutions, including us. For example, concerns regarding Greece’s potential exit from the Eurozone reached a peak in the summer of 2015 with the rejection of the bailout terms by the Greek people via a referendum and the failure to make the IMF loan repayment in June 2015. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, and such capital may not be available. Market and economic disruptions stemming from the crisis in Europe have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of, and default on, consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. In addition, the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro-denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without incurring significant cost), (ii) currencies in some Member States may depreciate relative to others, (iii) former Eurozone Member States may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). The possible exit from the Eurozone of one or more Member States and/or the replacement of the Euro by one or more successor currencies could also cause other significant market dislocations and lead to other adverse economic and operational impacts that are inherently difficult to predict or evaluate, and otherwise have potentially materially adverse impacts on us and our counterparties, including our depositors, lenders, borrowers and other customers. These factors, combined with volatile oil prices, reduced business and consumer confidence and/or continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position and investment portfolio are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses and may lead to USD funding shortage for EU Banks.

In addition, downgrades of European sovereign ratings and of corporate ratings generally are of high importance to the Group, because they may affect our financing costs and, as a result, our profitability.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of commercial banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan, we were required to agree to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions. These developments could have resulted in our competitors having a better competitive position vis-à-vis ING.

The inability of counterparties to meet their financial obligations could have a material adverse effect on our results of operations.

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers, customers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, continuing low oil or other commodity prices, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services industry generally, could have a material adverse effect on our results of operations, financial condition and liquidity. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed income and foreign exchange markets, including related derivatives.

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

With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to cancel coupon payments on the occurrence of certain events or at their option. The EC has indicated that, in certain circumstances, it may require these financial institutions to cancel payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business, results of operations or financial condition.

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/ or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Also in this case, our credit risk may also be exacerbated when the collateral we hold cannot be liquidated at prices sufficient to recover the full amount of the loan or derivative exposure due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial crisis of 2008. The termination of contracts and the foreclosure on collateral may subject us to claims. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/or prospects.

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

Economic and other factors could lead to contraction in the residential mortgage and commercial lending market and to decreases in residential and commercial property prices, which could generate substantial increases in impairment losses. Additionally, continuing low oil prices could have an influence on the repayment capacity of borrowers.

Interest rate volatility and other interest rate changes may adversely affect our profitability.

Changes in prevailing interest rates may negatively affect our business, including the level of net interest revenue we earn, and the levels of deposits and the demand for loans. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations. On the other hand, recent concerns regarding negative interest rates and the low level of interest rates generally may negatively impact our net interest income, which may have an adverse impact on our profitability.

Declining interest rates or a prolonged period of low interest rates may result in:

•	lower earnings over time on investments, as reinvestments will earn lower rates;

•	increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers seek to borrow at lower interest rates potentially combined with lower credit spreads. Consequently, we may be required to reinvest the proceeds into assets at lower interest rates;

•	lower profitability as the result of a decrease in the spread between client rates earned on assets and client rates paid on savings, current account and other liabilities;

•	higher costs for certain derivative instruments that may be used to hedge certain of our product risks; and/or

•	lower profitability since we may not be able to fully track the decline in interest rates in our savings rates;

•	lower profitability since we may not always be entitled to impose surcharges to customers to compensate for the decline in interest rates;

•	lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and DNB’s methodology for determining the ultimate forward rate;

•	lower interest rates may cause asset margins to decrease thereby lowering our results of operations. This may for example be the consequence of increased competition for investments as result of the low rates, thereby driving margins down; and/or

•	(depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability.

All these effects may be amplified in a (prolonged) negative rate environment. In such environment there may also be the risk that a rate is to be paid on assets, while there is no (partial) compensation on the liabilities. This will reduce our results of operations then.

Rapidly increasing interest rates may result in:

•	a decrease in the demand for loans;

•	higher interest rates to be paid on debt securities that we have issued or may issue on the financial markets from time to time to finance our operations and on savings, which would increase our interest expenses and reduce our results of operations;

•	higher interest rates can lead to lower investments prices reduce the revaluation reserves, thereby lowering IFRS equity and the capital ratios. Also the lower securities value leads to a loss of liquidity generating capacity which needs to be compensated by attracting new liquidity generating capacity which reduces our results of operations;

•	prepayment losses if prepayment rates are lower than expected or if interest rates increase too rapidly to adjust the accompanying hedges; and/or

•	(depending on the position) a significant collateral posting requirement associated with our interest rate hedge Program;

We may incur losses due to failures of banks falling under the scope of state compensation schemes.

In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. ING Bank is a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). Until now, the costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme had been allocated among the participating banks by the DNB, based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Scheme. Given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. Such costs and the associated costs to be borne by us may have a material adverse effect on our results of operations and financial condition. On 4 July 2015, the new EU Directive on deposit guarantee schemes, had to be implemented by EU member states. As a consequence, the Dutch Deposit Guarantee Scheme is to change from an ex-post scheme, where we would have contributed after the failure of a firm, to an ex-ante scheme where we will pay quarterly risk-weighted contributions into a fund for the Dutch Deposit Guarantee Scheme. The fund is to grow to a target size of 0.8% of all deposits guaranteed under the Dutch Deposit Guarantee Scheme, to be reached in July 2024. The Dutch decree implementing the Deposit Guarantee Scheme Directive entered into force on 26 November 2015.

In January 2016 the Dutch Central Bank informed the Dutch banks that it decided to postpone the first contribution date for the ex-ante Deposit Guarantee Scheme (‘ex-ante DGS’). The first ex-ante DGS contribution will be charged over the first quarter of 2016. The delay does not affect the target size of the ex-ante DGS fund, nor the date the target size should be reached (July 2024). This implies that the build-up of the ex-ante fund will not take place in the originally planned 35 quarters, but in 34 quarters instead. See also ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability — Bank Recovery and Resolution Regimes’.

Inflation and deflation may negatively affect our business.

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:

1. decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

• reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or

• a decrease in collateral values,

2. result in increased withdrawal of certain savings products, particularly those with fixed rates below market rates,

3. require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations.

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:

4. result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income,

5. lower the value of our equity investments impacting our capital position.

In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing may result in a systemic mispricing of our products, which would negatively impact our results of operations.

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

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in client behaviour. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts, including, from time to time, macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, possibly significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher (un)realised losses, such as credit value adjustment risks or unexpected P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations, resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use or may use may not adequately mitigate or offset the risks they intend to cover, and our hedging transactions may result in losses.

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

As a financial services enterprise with a decentralised management structure, ING Group relies to a considerable extent on the quality of local management in the various countries in which it operates. The success of ING Group’s operations is dependent, among other things, on its ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which ING Group operates is intense. ING Group’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

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

We use assumptions in order to model client behaviour for the risk calculations in our banking books. Assumptions are used to determine the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in the mortgage and investment portfolios. The realisation or use of different assumptions to determine client behaviour could have material adverse effect on the calculated risk figures and, ultimately, future results.

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

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and or war, in these markets. In addition, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.

ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received.

Our banking products and advice services for third-party products are exposed to claims from customers who allege that they have received misleading advice or other information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, ING engages in a product approval process in connection with the development of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.

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

Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations and net results.

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

We are subject to litigation, arbitration and other claims and allegations in the ordinary course of business, including in connection with our activities as financial services provider, employer, investor and taxpayer. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘—ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is timeconsuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. For additional information with respect to specific proceedings, see Note 48 ‘Legal proceedings’ to the consolidated financial statements of ING Group and the ‘Review processes for setting benchmark rates’ in the ‘Main developments in 2015’ within the Compliance Risk section of the Risk Management section.

Risks related to the restructuring plan

We are required under the Restructuring Plan to divest our remaining stake in NN by the end of 2016 and there can be no assurance that we will be able to do so on favourable terms or at all and a failure to complete the divestments on favourable terms and in a timely manner could have a material adverse impact on our assets, profitability, capital adequacy and business operations.

As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules (as amended, the ‘Restructuring Plan’). As a result of the Restructuring Plan, we were subject to certain behavioural restrictions and we were required among other things, to divest of a significant part of our operations including our insurance activities and our ING Direct operations in the United States. The behavioural restrictions ceased to apply on 29 May 2015 after ING divested NN for more than 50% and deconsolidated NN under IFRS. As of 31 December 2015, the Restructuring Plan had been fully implemented, except for our obligation to sell our remaining stake in NN Group. On 2 February 2016, ING further reduced its stake in NN Group from 25.8% to 14.1%.

There can be no assurance that we will be able to fully divest our remaining stake in NN Group, on favourable terms or at all, particularly in light of market developments in general as well as the fact that other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner.

The further divestment of our stake in NN Group may also release less regulatory capital than we would otherwise expect. Any failure to complete the divestment on favourable terms and in a timely manner could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to fully complete the required divestment of NN Group in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. Additionally, our stake in NN Group continues to be significant and although we no longer have any nominees on the NN Supervisory Board, we are exposed to the insurance market and changes in the results of NN Group may affect us negatively.

Our restructuring programs may not yield intended reductions in costs, risk and leverage.

Projected cost savings and impact on our risk profile and capital including those associated with the Restructuring Plan are subject to a variety of risks, including:

•	actual costs to effect these initiatives may exceed estimates;

•	divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under ‘Risks Related to the Restructuring Plan — We are required under the Restructuring Plan to divest our remaining stake in NN by the end of 2016 and there can be no assurance that we will be able to do so on favourable terms or at all and a failure to complete the divestments on favourable terms and in a timely manner could have a material adverse impact on our assets, profitability, capital adequacy and business operations ’;

•	initiatives that we are contemplating may require consultation with various regulators as well as employees and labour representatives, and such consultations may influence the timing, costs and extent of expected savings;

•	the loss of skilled employees in connection with the initiatives; and

•	projected savings may fall short of targets.

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

Other factors, besides our financial results, that may impact our share price include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	investor perception of our positions and risks;

•	a downgrade or review of our credit ratings;

•	the implementation and outcome of our Restructuring Plan;

•	potential litigation or regulatory action involving ING or sectors that we have exposure to;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market circumstances.

There can be no assurance that we will pay dividends on our Ordinary Shares in the future.

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. The Executive Board proposes to pay a total dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, over the financial year 2015. This is subject to the approval of shareholders at the Annual General Meeting in April 2016. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2015, the final dividend will amount to EUR 0.41 per ordinary share and be paid in cash. However, there can be no assurance that we will pay dividends in the future.

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

Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets, are located outside the United States. As a result, it may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

It also may not be able to enforce judgments of U.S. courts under the U.S. federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, it will not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless a competent court in the Netherlands gives binding effect to the judgment.

Item 4.	Information on the Company

GENERAL

Awaiting update

ING Groep N.V. was established as a Naamloze Vennootschap (a Dutch public limited liability company) on 4 March 1991. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings Corporation
Bijlmerplein 888	1325 Avenue of the Americas
1102 MG Amsterdam	New York, NY 10019
P.O. Box 1800,	United States of America
1000 BV Amsterdam The Netherlands
Telephone +31 20 563 6710	Telephone +1 646 424 6000

OUR STRATEGY AND PROGRESS

At ING we believe that our purpose as a financial institution is to contribute to the sustainable development of society by empowering people to stay a step ahead in life and in business. In 2015, we made good progress implementing our strategy and promoting the organisation and culture we need to deliver on our Customer Promise.

Purpose

In 2015, we continued to build on our Think Forward strategy to empower customers and provide them with a differentiating customer experience. That includes a focus on being leaders in the digital customer experience based on easy, 24/7 access, simple products and services, and tools to help customers make sound financial decisions.

Those goals are reflected in our Customer Promise to be clear and easy, make financial services available anytime-anywhere, empower, and to keep getting better for customers.

Our appeal to customers was demonstrated in 2015 by the growing number of primary relationships – customers with current accounts and at least one other product with us – and also in ING’s high NPS scores, with customers rating us number one compared to peer banks in seven of our leading markets.

Contributing to the sustainable development of society is also an integral part of the Think Forward strategy. Our sustainability direction focuses on two areas: enhancing the financial capabilities of clients and non-clients, and supporting companies to make the transition to more sustainable business models.

We financially empower by making banking accessible and easier to understand in line with our Customer Promise. We serve communities where we operate through programmes to teach financial literacy in schools. Through our partnership with UNICEF we support life skills training, including financial literacy training for adolescents in less developed countries.

We see sustainability as a source of competitive advantage for companies. The sustainable transitions financed by ING amounted to EUR 23.8 billion at end- 2015. We also broadened our sustainability approach in Industry Lending and in General Lending and extended it to other parts of Wholesale Banking.

Staying relevant for customers

The success of our strategy will ultimately depend on how well it enables us to adapt to change and continue to deliver a superior experience for our customers.

The pace of disruption affecting the banking industry further accelerated in 2015. There are an increasing number of new entrants in many areas traditionally serviced by banks, including payments, lending, investment services and foreign exchange. New business models based on easily accessible, digital services are challenging bank revenue streams. They are focusing not on price leadership but on offering a superior customer experience, confirming that this is the area banks will need to focus on to succeed.

Consumers are rapidly turning to digital services for an increasing number of needs. What they are experiencing with digital leaders is shaping their expectations. In ING’s case, nearly 90 percent of retail customers now use digital channels to contact us, and just under 70 percent use them exclusively. This makes it more and more important for that digital contact to be clear and easy for them, with for example digital on-boarding and endto- end mobile sales processes.

We continue to face a challenging economic environment. Economic growth has returned to the main markets where we are active, but it remains sluggish. Interest rates remain at historic lows, putting pressure on savings and lending margins, which make up a large portion of our revenues. As a response, we are increasing our focus on services to customers that generate fee income, such as investment services.

Regulation is another challenging area for financial services. Many regulations have been introduced since the financial crisis to increase the stability of the banking system. New regulatory initiatives in the pipeline could further increase capital requirements for banks, putting pressure on returns. This will require banks to look for new sources of income and to lower costs. At the same time, EU initiatives to create a Digital Single Market are increasing competition, but the slow pace of development of the European Banking Union makes it challenging to benefit from cross-border opportunities.

All these developments in the external environment confirm to us that we are on the right track with our strategy to create a differentiating customer experience based on digital leadership. We support that through the clear and easy approach embodied in our Customer Promise.

Elements of our strategy

Our Think Forward strategy was launched in March 2014 and guides everything we do. In this section we give you an overview of the strategy illustrated with concrete examples of how we are putting it into practice.

Strategic priorities

To deliver on our Customer Promise and create a differentiating customer experience, we have identified four strategic priorities:

1. Earn the primary relationship

The better we know our customers, the better we will be able to empower them to make smart financial decisions and continue to be relevant for them. We can do this best if they do a range of banking with us – if we are the bank our customers go to for their daily transactions. We call that the primary relationship.

In Retail Banking, we define the retail primary relationship as a payment account with recurrent income and at least one other product with ING. In Wholesale Banking, we aim to increase primary relationships by increasing our so-called “flow” relationships (e.g. transaction services, working capital solutions) and the percentage of relationships where we are the client’s lead finance provider.

In 2015, the number of retail primary relationships grew by almost 7% to 8.9 million, putting us well on track to reach our goal of 10 million primary retail customers in 2017.

2. Develop data analytics

The relationship between banks and their customers, as in other industries, is increasingly a digital one. Digitalisation challenges banks to maintain intimacy with a customer who they rarely meet face to face. But the digital interface also provides a wealth of data on customers’ preferences and needs that gives banks important insights to provide the kind of experience customers now expect from businesses they interact with online. Developing analytic skills is essential to serving customers in a digital world. This is not only important for improving customer services, but also for preventing fraud, improving operational processes, reducing risks and generating services that go beyond traditional banking so we can stay relevant for customers. To make this happen, an international Advanced Analytics team based in Frankfurt and Amsterdam acts as a centre of excellence and supports all business units. At the same time, local advanced analytics teams have been established in the Netherlands, Belgium, Spain, Poland and in Wholesale Banking.

Our Chief Data Management Officer appointed in October 2015 will oversee the implementation of global data management together with local data officers.

3. Increase the pace of innovation to serve changing customer needs

Customer expectations, new technologies and new competitors are transforming the banking industry faster than anticipated. To address that, we need to increase the pace of innovation. We promote an internal culture of innovation and also partner with external parties with specialised knowledge to accelerate the pace of innovation.

4. Think beyond traditional banking to develop new services and business models

Thinking beyond traditional banking is crucial given that disruption in the banking industry puts a significant portion of revenues at risk. Our payments value chain is already under threat from many bank and nonbank players. To be successful, banks need to expand the concept of what a bank is and what it means to customers, by for example finding ways to be relevant to customers earlier in their purchasing decision-process.

Enablers

Four strategic enablers support the implementation of our strategy: simplifying and streamlining our organisation, further striving for operational excellence, enhancing the performance culture within our company and diversifying our lending capabilities.

1. Simplify & streamline

Simplify and streamline refers to ING’s efforts to become a more effective and agile organisation with increased decision-making speed to enable innovation and collaboration, and to lower cost.

2. Operational excellence

Operational excellence requires continuous focus to ensure that ING’s operations deliver a seamless and flawless customer experience. Our operational excellence vision concentrates on delivering the Customer Promise. That means we need to upgrade and streamline our processes and IT systems, transforming ING into a next generation digital bank. We aim to bring best-in-class service to customers every day and at the right price. At the same time that we pursue our digital bank ambition, we are also making significant investments to provide stable IT systems and platforms to ensure we are there for our customers when they need us and to provide them with the highest standards of data security.

3. Performance culture

Performance culture is what ultimately makes a strategy work: our people make it work. That is why we introduced the Orange Code in 2015 – a new set of values and behaviours that sets out our way of working. At the same time we are also making improvements to the way in which we manage performance and will introduce a new leadership curriculum early in 2016, all as part of our efforts to enhance our performance culture and ensure we deliver on our Customer Promise.

4. Lending capabilities

Broadening our lending capabilities to match deposit franchises is our fourth strategic enabler. We need to diversify our lending capabilities in order to continue to grow our client franchises. To do so, we are seeking opportunities in Retail, SME and Consumer Lending, as well as focusing on Wholesale Banking lending growth in our Challengers & Growth Markets.

Strong performance in 2015

We made progress on many fronts during 2015 in building a bank able to support our customers and fulfil its obligations to other stakeholders in the future. We believe we are well positioned to continue to be successful.

Financial performance was strong in 2015. We achieved solid profitability and have already met most of our 2017 financial ambitions, including in the areas of capital, return on equity, leverage and dividend.

Our savings and lending franchises performed well. Net customer deposits grew by EUR 25.1 billion, or 5.1 percent. Our core lending grew by net 4.2 percent, or EUR 21.7 billion, in 2015, demonstrating the strength of our lending business. There was good growth in Industry Lending, which also supported lending growth in Challengers & Growth Markets. This is driving sustainable growth in the balance sheets of these countries where we have strong savings franchises.

We support our Wholesale Banking clients with a global network operating in over 40 countries. We added to this network in 2015, expanding our presence in the Americas, Asia and Europe.

Our strong balance sheet attests to the quality of our risk management. We are among the best-capitalised listed banks in the eurozone. We consistently demonstrate our ability to generate capital and now have a limited need for professional funding.

Our capital position was further strengthened in 2015 by the reduction of our stake in NN Group from 68.1% to 25.8% at year’s end and the divestment of our remaining stake in Voya Financial Inc. These transactions improved ING Group’s Common Equity Tier 1 ratio and also turned double leverage at the Group level into a cash surplus, providing us with ample financial flexibility. In early 2016, our total stake in NN Group was further reduced to 14.1%. We are well on track to sell our stake in NN Group by the end of 2016.

Our financial roadmap

We have published financial targets for 2017 reflecting our ambitions. These include a Common Equity Tier 1 ratio above 12.5 percent for ING Group, a leverage ratio at around 4 percent, 50-53 percent cost/income ratio and a 10-13 percent return on equity. As also stated in our Ambition 2017 programme, ING is committed to returning capital to shareholders through a sustainable dividend policy.

As of year-end 2015, we already met many Ambition 2017 targets, including in the areas of return on equity, leverage ratio and dividend. We exceeded our Ambition 2017 fully loaded CET1 ratio target for the Group of 12.5%. We will grow into a comfortable buffer over time above the prevailing fully-loaded requirements.

The Board proposes to pay a total 2015 dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the 2016 Annual General Meeting. This comprises the previously announced interim dividend of EUR 0.24 paid in August 2015 and a final dividend of EUR 0.41 per share. We are committed to maintaining a healthy Group CET1 ratio in excess of the prevailing 12.5% fully-loaded CET1 requirement and to returning capital to our shareholders. We aim to pay a progressive dividend over time.

Geographical presence and strategic approach

ING has a presence in over 40 countries. Though our local businesses vary in terms of their market positions all are guided by our purpose of empowerment and strategy to provide customers with a differentiating customer experience through digital leadership.

Market Leaders

These are our businesses in mature markets in the Benelux where we have leading positions in retail and wholesale banking. Our strategy is to grow in selected segments, continue to invest in digital leadership with a digital-first model, deliver on operational excellence programmes and create greater cost efficiency in order to fund business expansion in growth markets.

Challengers

These are markets where we offer both retail and wholesale banking services. Our retail activities are mainly direct-banking offered online with a significant cost advantage over traditional banks. Our strategy is to leverage our strong savings franchises in these markets to expand into payments accounts and increase the number of primary customer relationships. We are also using our direct banking experience to grow the lending business at low cost in areas like consumer and SME lending. And we are using our strong savings businesses to fund expansion of Wholesale Banking, particularly to support clients in Industry Lending and working capital solutions.

Growth Markets

These are markets with a full range of retail and wholesale banking services in markets with expanding economies and strong growth potential. We are investing to achieve sustainable franchises and will focus on digital leadership by converging to the direct-first model and by prioritising innovation.

Wholesale Banking

We are a network bank for our clients across Europe with global reach and strong positions in a number of global franchises, including Industry Lending, Financial Markets and Transaction Services. We are investing in our business transformation programme Target Operating Model and are targeting growth in our corporate client base, Industry Lending and Transaction Services. In Challenger countries we are expanding our lending activities to build locally optimised balance sheets and sustainable franchises.

MARKET AND REGULATORY CONTEXT

Three key trends are having a major impact on ING and its competitors. First, our financial performance is linked to the prevailing uncertain economic conditions and low interest rate environment. Second, the financial services sector is subject to increasing regulatory scrutiny and costs. Third, digitalisation and changing customer behaviour are reframing our markets. In combination, these trends are altering the competitive context in which we operate.

Macroeconomic developments

Several interrelated themes stood out in 2015: the price of oil and other commodities, the resilience of the Chinese economy, and the timing and content of monetary policy measures in the US and the eurozone. The oil price seemed to have reached a low early in the year and soon started to climb. But it resumed its slide in the second half of the year. This coincided with turmoil on Chinese stock markets and worldwide concerns about Chinese economic growth. These worries spread to other emerging markets. While several emerging markets did indeed see economic growth decelerate, a sharp growth slowdown in China did not materialise in 2015, thanks in part to government stimulus measures.

Meanwhile, the US economy continued to grow at a modest pace in 2015, despite headwinds from a stronger dollar and reduced investment in the oil industry because of low oil prices. The labour market in particular did well, with unemployment falling to levels well below the long-term average. The question of when the US Federal Reserve would start raising rates was therefore a dominant theme on financial markets throughout the year. Expectations began to be tempered at mid-year when the slowdown in emerging markets sparked fears this would also take a toll on the US economy. The US economy remained strong enough however for the Federal Reserve to embark on the first rate hike in more than nine years at its December meeting.

Eurozone developments

In the eurozone, 2015 saw a policy of further monetary expansion, helping to bring about a broadening of the recovery. Exports and low oil prices supported the eurozone economy in the first half of the year, although the global slowdown started to weigh on exports towards the end of the year. The combination of low inflation and increasing employment boosted household purchasing power, fuelling consumer confidence and accelerating consumption growth.

The Greek crisis has not materially influenced the eurozone recovery. Within the eurozone, Germany in particular was able to take advantage of the weaker euro by increasing its exports, offsetting deteriorating exports to emerging markets. Domestic demand in Germany developed favourably as well, helped by job creation and nominal wage growth. The French economy on the other hand appeared weaker, bogged down by falling house prices and rising unemployment. Italian domestic demand finally began to recover in 2015 – albeit cautiously, while Spain was an outperformer on both gross domestic product (GDP) and jobs growth, thanks in part to earlier structural reforms. In the Netherlands, the revival of the housing market was the most important driver behind the pick-up in both consumption and fixed capital formation.

The weak and fragile nature of the recovery and falling inflation expectations prompted the European Central Bank (ECB) to embark on quantitative easing early in 2015. This sent eurozone bond yields to unprecedented lows in the first half of the year. German government bond yields with a duration up to nine years turned negative for a short time. Important money market rates such as three-month Euribor and six-month Euribor sank below zero. As worries about a global slowdown mounted, the ECB announced in December that it will extend its quantitative easing until March 2017, and lowered the deposit rate a further 10 basis points to -0.3%.

Lower interest rates helped shore up eurozone credit demand. Bank lending to households accelerated modestly in 2015, while lending to businesses finally turned positive after three years of deleveraging. Marked differences between countries remain, with credit growth generally more positive in northern European countries, while still negative in southern ones.

Low interest rate environment

The current situation with persistent low interest rates may put banks’ net interest income under pressure. On mortgages for instance, ING Bank could be confronted with higher than expected prepayment rates as the difference between rates on the existing mortgage portfolio and the prevailing market rate causes customers to refinance. On savings, the net interest income may decrease as possibilities for further reduction of client rates on savings deposits are limited. ING Bank actively manages its interest rate risk exposure and successfully maintained the net interest margin on its core lending franchise in 2015. To address the challenge of interest income erosion, containing costs remains an important goal. We are also putting more emphasis on generating fee-based income and are reassessing our product characteristics.

Progress on regulatory initiatives that are most relevant to us

November 2014 marked the start of the Single Supervisory Mechanism (SSM), with a central role for the ECB in the prudential supervision of eurozone banks. This was a decisive moment in the creation of the European Banking Union.

ING Bank has always been a strong supporter of the SSM. As a predominantly European cross-border universal bank, we have a clear interest in the proper functioning of European financial markets and in a harmonised approach to European supervision. We believe that it will contribute to a more efficient use of financial funds across Europe and as such should help to foster growth prospects of the European economy.

After the first full year of operating under the new supervisory framework, banks’ experiences are generally positive. The SSM aims to create the institutional conditions for overcoming fragmentation in supervisory practices. It is important that common methodologies and a shared culture are created within the SSM. That takes time. Some banks may experience challenges in the short term as they come to terms with the SSM supervisory approach. We expect that the SSM will increase its transparency as the system gets embedded.

As well as the SSM, 2015 saw preparations for the Single Resolution Mechanism (SRM). The SRM came into force on 1 January 2016. This aims to ensure an orderly resolution process for failing banks.

With SSM and SRM, two of the three pillars of Banking Union have been established. Mutualisation of deposit guarantee schemes, the last remaining pillar, is progressing at a much slower pace. Lack of a common European deposit guarantee scheme leaves the eurozone potentially vulnerable to bank-sovereign interdependency, despite the existence of the SSM. For national sovereigns remain, explicitly or implicitly, a liquidity provider of last resort for the deposit insurance scheme. When sovereigns get into trouble, deposit holders will worry that the national deposit guarantee scheme will be unable to meet its commitments should domestic banks fail. Greece’s experience in 2015 made this clear. Capital controls had to be imposed to contain a bank run, and a euro deposited at a Greek bank was no longer de facto equal to a euro deposited at a bank in another member state.

Payment Services Directive (PSD II)

The second EU Directive on Payment Services (PSD II) was adopted in October 2015. This aims to create an EU-wide single market for payments with a modern and comprehensive set of rules. The goal is to make cross-border payments as easy, efficient and secure as domestic payments within a member state. The PSD II also seeks to improve competition by opening up payment markets to new entrants, thus fostering greater efficiency and cost reduction. While implementation in national law could take several years, ING sees the PSD II as an opportunity to develop new ways of serving our customers.

Regulatory uncertainty

The large number of new regulatory initiatives and consultations concerning banks’ capitalisation continued to be a source of uncertainty in 2015. Examples are the ongoing discussions on bail-in-able instruments (MREL/ TLAC), but also discussions in the Basel Committee about the risk weighting methodology and the interest rate risk in the banking book. Our main concern is that there is insufficient overview of the combined impact of all initiatives. Moreover, it is unclear what regulatory end-state policymakers are aiming for. This regulatory uncertainty complicates multi-year strategic planning and pushes banks towards confining themselves to no-regret decisions. Also considering the competitive pressures and fast market developments outlined below, we believe this piecemeal approach to regulation is not in the best interest of banks and their stakeholders.

In addition to more traditional financial-sector regulation, we notice increasing regulatory interest in environmental and human rights impacts associated with our business activities. The Dutch Government initiative to come to a Banking Sector Agreement on international responsible business conduct, building on the OECD Guidelines for Multinational Enterprises. There is a call on the part of the public for increased transparency and continuous debate on the matter in the EU Parliament. Regulators are also looking at the potential link between sustainability and financial risk. An example is the Financial Stability Board looking into potential financial risks of climate change regulation.

Competitive landscape

Technology is removing a number of the barriers to entry that once insulated our business. We face competition from many different directions, with relatively new players providing more segmented offers to our customers and clients. Technology giants, payment specialists, retailers, telecommunication companies, crowd-funding initiatives and aggregators are all encroaching on traditional banking services. Our clients, in turn, are willing to consider these offers.

The banking industry is highly regulated. Banks strive to act in the interests of their customers. Safe banking requires specific knowledge of financial services and in-depth knowledge of customers as well as rigorous risk-management systems. As competition from outside the banking sector continues to increase, we have to become faster, more agile and more innovative. We believe that our long track record as a financial institution and a strong brand give us an excellent platform from which to face existing and future challenges and become a better company for all our stakeholders. We are a leader in digital banking, and we have scale combined with local market expertise. We are investing in building profitable, mutually beneficial relationships with our customers, based on the quality of our service and a differentiating customer experience. An example is our strategic partnership with Kabbage. Together, we have launched a pilot project in Spain, offering small and medium-sized enterprises (SMEs) loans up to EUR 100,000. Kabbage’s automated loan application and approval process is both accelerated and simple for customers. It makes use of full credit scoring and real-time risk monitoring and allows SMEs with an existing business account to get a loan within ten minutes, based on real-time business data.

We intend to continue working hard to win customers’ hearts and minds, demonstrating our concern for customers and all other stakeholders, and be even clearer about the strategic choices we make. The diagram below shows what we perceive to be our strengths, weaknesses, opportunities and threats.

Digitalisation and changing customer behaviour

Banking in future will be digital. This revolution is already well underway: customers are adopting digital channels en-masse, especially mobile. Nearly 90 percent of our retail customers use digital channels to contact us. And some 70 percent of those use digital channels exclusively. The shift to mobile in retail banking is starting to be mirrored in wholesale banking, albeit at a slower pace (and probably less far-reaching way).

This presents a huge opportunity for banks. Mobile users tend to check in much more often and banks are well placed to take advantage of this more frequent contact. The richness and sheer quantity of the data available to banks opens the door to more targeted, tailor-made services and to more relevant advice to help customers make smart financial decisions. We believe we are currently one of the front-runners in digital innovation in the banking sector, but we are not complacent. Many of our retail customers are avid users of technological devices. Expectations keep rising: customers are well informed, they know what they want and they want it immediately. We are investing resources to ensure that we become faster and more agile, and increase our innovative capabilities. We do that to meet the ever-changing expectations of our customers, while respecting the fact that they are entrusting us with their banking matters which are personal and confidential in nature. At the same time we are maintaining options for face-to-face service, which remains a valuable channel when customers require advice about more complex products and services.

Our perceived strengths, weaknesses, opportunities and threats

Strengths

•       Presence in Challengers & Growth Markets with moderate to strong economic growth.

•       Well-known, strong brand with positive recognition from customers in many countries.

•       Strong capital and liquidity position; solid financial and operating performance.

•       Omnichannel distribution strategy.

•       International network.

•       Sustainability leader.

•       Leader in digital banking.

Weaknesses

•       High interest-income dependency.

•       Some legacy IT/operational systems in Market Leader countries.

•       Need for more agility.

•       Efficiency and teamwork in work processes is suboptimal.

•       Diversity challenges.

Opportunities

•       Regain trust by demonstrating care, especially towards customers and by explaining better why strategic choices are made (transparency).

•       Further improve the customer experience by accelerating innovation. Front-runner status in digital solutions gives ING Bank an edge.

•       Further improve efficiency.

•       Cultural change. Tap more into the talents of employees. Further develop a transparent and diverse no-nonsense culture.

•       Grow faster than the market due to differentiating customer experience.

•       Further utilise competitve advantage of Wholesale Banking global network.

Threats

•       Currently low/subdued economic growth in markets where ING has significant market positions.

•       Low interest rate environment.

•       Ongoing uncertainty about regulatory changes, including capital requirements and national discretion.

•       Lack of an international level playing field.

•       Possibility of threats from new entrants from outside of the industry.

•       Financial sector has an unfavourable public image in many countries.

•       Cybercrime.

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions effective in 2015

There were no significant acquisitions in 2015.

Divestments effective in 2015

NN Group

A number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group to 25.75% from 68.14% at 31 December 2014. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 30 ‘Discontinued operations and Note 54 ‘Other events’.

Other

For details on the transactions in 2015 with regard to ING’s interest in ING Vysya, reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 7 ‘Investments in associates and joint ventures’, Note 52 ‘Related parties’ and Note 54 ‘Other events’.

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

Asia - Joint venture ING-BOB Life

In July 2013, the 50% interest in the Chinese insurance joint venture ING-BOB Life Insurance Company was agreed to be sold to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction closed on 30 December 2014 and did not have a significant impact on the NN Group or ING Group results.

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and was accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 54 ‘Other events’.

NN Group

Following the IPO of NN Group in July 2014, ING Group’s stake reduced to 68.14% . As from 30 September 2014, NN Group was presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 54 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

Other

For details on the transactions in 2014 with regard to ING’s interest in ING Vysya reference is made to Note 54 ‘Other events’.

For details on transactions with regard to ING’s divestments in SulAmérica S.A., reference is made to Note 5 ‘Investments’ and Note 7 ‘Investments in associates and joint ventures’.

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Divestments effective in 2013

Voya

In May 2013, Voya was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.2%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in Voya to approximately 56.5%. Reference is made to Note 54 ‘Other events’.

Asia - Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co. Ltd. and China Merchants Securities Co. Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million which was recognised in 2013. The transaction closed on 3 December 2013.

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

ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement did not affect ING’s Wholesale (formerly named Commercial) Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which was recognised in 2013. The transaction closed on 29 November 2013.

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

CORPORATE GOVERNANCE/CORPORATE GOVERNANCE CODES

Compliance with the Corporate Governance Code

ING Group uses the Corporate Governance Code as reference for its corporate governance structure and practices.

Dutch Banking Code

The Dutch Banking Code (“Banking Code”), a revised version of which was adopted by the Dutch Banking Associations in 2014, is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application to ING Bank is described in “Application of the Dutch Banking Code by ING Bank N.V.”, available on the ING Group website (www.ing.com). This is to be read in conjunction with and deemed to be incorporated in the Annual Report of ING Bank N.V. ING Group voluntarily applies the principles of the Banking Code regarding remuneration to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

CORPORATE ORGANISATION

ING Group’s segments are based on the internal reporting structure by lines of business. For more informmation see ‘Item 5 Operating and Financial review and Prospects”.

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

Retail Banking

Retail Banking performed well in 2015, despite difficult operating conditions in the eurozone. Our digital-first operating model continued to deliver a clear and easy, anytime-anywhere experience for our customers, supported by tools and advice that empower them to make smart financial decisions. Customers expressed their satisfaction by ranking us #1 for NPS in seven of our retail banking markets.

Who are we?

ING’s Retail Banking business lines provide products and services to individuals, small and medium-sized enterprises (SMEs) and mid-corporates. Our purpose is to empower these customers to stay a step ahead in both their private and professional lives. We aim to do this by ensuring our products and services are clear and easy, fairly priced and available anytime, anywhere. Through transparent tools, tailored offers and expert advice, we strive to help customers make the right financial decisions at the important moments in their lives, be it buying a home, saving for retirement or expanding their business.

ING Retail Banking serves more than thirty-four million customers in a variety of markets that we have designated as Market Leaders, Challengers and Growth Markets. In all markets we pursue a digital-first approach, complemented by advice when needed, with omnichannel contact and distribution possibilities. Market Leaders are our businesses in the Netherlands, Belgium and Luxembourg. In our Challengers countries – Australia, Austria, the Czech Republic, France, Germany, Italy and Spain – we combine strong deposit-gathering capabilities with low-cost digital distribution. Growth Markets are expanding economies which offer good opportunities for achieving sustainable share: Poland, Romania and Turkey, our stakes in Bank of Beijing (China) and TMB (Thailand) and our investment in Kotak Mahindra Bank (India). In most of our markets we offer a full range of retail banking products and services, covering payments, savings, investments and secured and unsecured lending.

Regulation and the operating environment

New European Union (EU) legislation will have an impact on the retail banking operating environment in European countries where we are active. Proposals for additional regulation following on Basel III/CRD IV will likely impact capital requirements and therefore lending levels. The Payment Services Directive-II (PSD-II), to be implemented in 2017, will allow non-bank competitors to offer thirdparty payment services to consumers. The EU is also preparing legislation for a Digital Single Market enabling the free flow of digital products and services across Europe. This will help digital service providers to quickly achieve scale across borders.

The extended low interest-rate environment adversely affects our interest income-generating capability. Margins on customer deposits are coming under increasing pressure as rates approach zero. This underlines the need for ING to diversify and expand its revenue-generating capabilities with alternative sources of income from both within and beyond traditional banking.

Staying a step ahead

Financial empowerment

We believe that financially empowered people make smarter financial decisions that positively influence their day-to-day finances. This drives social progress and contributes to a healthy economy. We strive to empower people to make better financial decisions by providing the right information and tools at the right time, supported by clear and easy products and services that are available anytime, anywhere.

A good example of financially empowering our customers is our Financially Fit philosophy in the Netherlands. We aim to empower Dutch customers to make decisions that improve their financial situation. Many customers have answered one or more of the financial planning questions in the Financially Fit Guide, and a new question has recently been added to help increase customers’ awareness of their income after retirement. In 2015, Financially Fit tools were used more than one million times in the Netherlands.

We also aim to have a positive impact in the communities where we are active and in society in general. We pay special attention to young people, because we are convinced that good financial habits are developed early on. We fund research, make donations and share our knowledge, by for example volunteering as guest lecturers in the primary school programmes “Coltiva il tuo sogno” (Grow your dreams) in Italy and “Orange Drops” in Turkey. Our “Power for Youth” partnership with UNICEF aims to reach 335,000 adolescents in six less-developed countries by 2018, helping them to develop the social and financial knowledge and skills they need to build brighter futures for themselves, their families and their communities. In 2015, ING and UNICEF marked the tenth anniversary of our partnership with an important milestone: together we have now given a million children access to quality education.

We want to be sure our efforts are really driving sustained improvements in the financial behaviour of our customers and society. To know whether we are helping more people to stay a step ahead each year, we are measuring our performance in this area. In 2015, 20.5 million people felt financially empowered. We also had more than 90 million interactions with customers and non-customers through financial empowerment initiatives like the Financially Fit Test in the Netherlands, which we plan to roll out to all ING Retail Banking business units to extend our impact.

Based on this 2015 performance – which established our zero measurement – we aim to publish a Financial Empowerment ambition.

Our promise to deliver services anytime, anywhere also implies a commitment to make them accessible to all sections of society. As an example, all 631 branches in the Netherlands are wheelchair-accessible and all 2,608 ATMs are adapted for the visually- and/or hearingimpaired, with braille keypads, large fonts and audio which increases in volume when a customer’s card or money is not removed quickly enough.

Providing a differentiating customer experience

In this increasingly digitalised world, customer expectations are shaped by their interactions with digital service providers such as Google, Facebook, Apple and Amazon. These “tech giants”, along with newer disruptors like Netflix, Airbnb and Uber, compete by offering a differentiating and superior customer experience. Customers now expect a similar experience from their bank. A significant segment of customers are self-directed, and expect to be able to choose from clear and easy products and services that are available to them when and where they want them. 69 percent of Retail Banking customers contact us exclusively via digital channels. We therefore pursue a digital-first approach, but continue to modernise our contact centres and branch networks.

ING’s strategic priorities work together towards the goal of offering a differentiating customer experience. Underpinning that experience is our Customer Promise: to be clear and easy, with an anytime, anywhere service offering that empowers customers to make smart decisions. We also promise to keep getting better by striving for continuous improvement. We use the Net Promoter Score (NPS) to measure our progress in offering a differentiating customer experience, with the aim of achieving the number one NPS ranking compared to our main competitors in each of our retail banking markets. Based on a rolling average of NPS scores over the full year, we were ranked number one in seven of our markets: Australia, France, Germany, Italy, Poland, Romania and Spain.

We regularly add new functionality to our mobile apps to improve the digital experience. Belgian customers can now make mobile payments and open a pension account from the Smart Banking app, which has been downloaded more than 1.1 million times. The “Inge” digital voice assistant in the Netherlands can now also be used to manage savings accounts, and Dutch customers with compatible smartphones can make contactless mobile payments. In Australia, the Netherlands, Belgium and Poland, smartwatch apps offer extra convenience to customers using the latest wearable technology. Users of the Polish ING BankMobile app are now able to send money using only the recipient’s phone number, and functionality has been added to Turkey’s ParaMara digital wallet making it possible for a customer to convert credit cards into contactless cards for the convenience of making contactless payments with a suitable smartphone.

In support of our customer promise, we strive to communicate in a clear, easy and fair way. Fair communication is a material topic, especially for retail customers. Our corporate tone of voice guidelines reflect a brand personality that is clear and easy, empathetic, positive and no-nonsense. Several of our retail units launched initiatives in 2015 to simplify communication and ensure that products and services are explained in plain, easy-to-understand language. In Poland, for example, customer communications have been comprehensively reviewed and many different types of correspondence (letters, contracts, messages, alerts, advertisements, etc.) have been simplified. To make sure we meet Polish customer expectations for fair communication, we ask them to help with prototyping, testing and assessing communications. In the Netherlands, we use roadshows and workshops to train employees in the new tone of voice. In Germany, the “Klartext” initiative uses workshops and special “text experts” to coach customer-facing employees in clear and easy communication.

Earning the primary relationship

We aim to build “primary relationships” with customers, earning their loyalty so that they consider us as the first bank with which they conduct their financial business. We define a retail primary relationship as a customer who has recurrent income on their ING payment account and is active with at least one other ING product. Our stated goal is to earn ten million primary retail relationships by end-2017. In 2015, we added more than half a million net new primary relationships, for a yearend total of 8.9 million.

We prioritise increasing payment account customers in our Challengers & Growth Markets. Cross-buy and activation initiatives in Germany have improved the quality of the customer base, with more than 53 percent of payment account customers depositing their salary in the account. Australia introduced the Primary Bank Bonus for current account customers and mortgage customers, rewarding the loyalty of primary bank customers. In Romania, a redesign of the payments account to encourage customers to deposit their salaries with ING has led to a 24 percent volume increase compared to 2014.

Knowing our customers

To earn the primary relationship, we need to understand customers’ needs and meet their expectations. Understanding customers and building a relationship with them in an increasingly digital world requires new skills in data collection and analysis. Once we have established a primary relationship, we can collect richer customer data which in turn allows us to provide more individually-tailored products and services. We understand the sensitivities around data collection and data privacy and comply with legal and regulatory requirements for data privacy. We strive to be transparent about ING’s handling of customer data and when customer consent is required for data handling, to allow them to withdraw such consent at any time.

A Centre of Excellence in Advanced Analytics has been set up in Frankfurt and Amsterdam to support all business units in developing predictive models and advanced algorithms that contribute to a differentiating customer experience, increased lending capabilities and improved practices in the areas of risk, fraud, marketing and operations. Local advanced analytics teams are now established in the Netherlands, Belgium, Germany, Spain and Poland, and all business units now have roadmaps in place for attaining an agreed minimum standard in customer intelligence capabilities. Starting in 2015, an advanced analytics project in Poland has been using data mining to offer retail and small business customers pre-approved loans. By the end of the year, these included pre-approved loans for 94,000 entrepreneurs to help them grow their businesses.

Accelerating innovation

Continuous innovation is necessary to keep up with changing customer expectations.

In 2015, we introduced a number of innovative products and services that support the different elements of our Customer Promise. Following the introduction of fingerprint authentication for the mobile app in Belgium at the end of 2014, we now also offer fingerprint-based security features in the Netherlands, Germany, Turkey, Poland and Thailand. This gives customers a secure and easy-to-use alternative to conventional password-based access and authentication methods. Germany’s “videoidentification” service enables new customers to identify themselves to the bank without having to present themselves at a physical location. Since the launch of the service in August 2014, more than 70,000 customers have identified themselves this way, representing 11 percent of all new accounts opened in 2015. Innovative payment initiatives Payconiq and Twyp (“The way you pay”) are being piloted with the intention of launching new consumer-friendly ways to pay across Europe, available to customers of any bank.

Thinking beyond traditional banking

With new regulation opening up financial services to outof- sector competition and low economic growth putting pressure on traditional sources of income, it is important that we develop new products and services beyond those traditionally offered by banks.

Banks usually play a role in the consumer’s shopping experience only at the moment of payment. We aim to empower customers by also supporting them in the preand post-purchase phases of the shopping process. This can take the form of information and discount offers to help in the purchase decision-making process.

Romania’s “Bazar” app was launched to customers following a successful pilot. Brands such as adidas, Lego and MOL offer special promotions to users paying with their ING card or Bazar’s digital wallet. At the end of 2015 we had 26,000 ING users who had received 146,000 promotional offers, enrolled 17,000 loyalty cards and generated more than EUR 5 million in sales. In Belgium we purchased loyalty platform Qustomer, which we plan to combine with innovative new ways to pay so that users can easily collect and redeem loyalty points from shops.

Thinking beyond traditional banking also involves a fresh approach to customer care. In the Netherlands, we have partnered with the country’s largest employment agency, Randstad, to offer job coaching to mortgage customers who have lost their jobs, helping them to find new employment and remain “financially fit”.

Enabling Think Forward

Achieving our strategic goals depends on progress on several fronts. Our organisation requires further simplification and streamlining to be flexible enough to respond to fast-changing customer needs and expectations. (see box “Organising for Agility” for the case of ING Netherlands). Operational excellence is necessary to deliver a digital-first, omnichannel experience to customers. This encompasses processes, information technology, bank-wide data management and standardised systems and platforms.

A performance culture based on collaboration and our Orange Code values and behaviours will help us recruit and retain the talented people we need to deliver on our purpose. And we wish to broaden our lending capabilities to achieve better-balanced growth.

Growing our lending capabilities is a key element of our retail banking strategy. To achieve sustainable share in our Challengers markets, we need to grow consumer lending and SME lending. By using our digital banking expertise and offering innovative customer propositions, we are making good progress in consumer lending, but further development of our SME lending proposition is required. In 2015, consumer lending assets increased by EUR 1.3 billion. German consumer lending grew by EUR 1.5 billion in just two years. In Poland, customers can access pre-approved consumer loan offers on mobile devices. Turkish customers can apply for consumer loans via direct channels without having to go to a branch, and prospects can apply for a car loan at point-of-sale using SMS. In October we announced a strategic investment and partnership with Kabbage, a fintech that offers loans to small businesses. Together with Kabbage, we are piloting instant digital lending for SME customers in Spain using more advanced credit scoring.

In line with ING’s commitment to support entrepreneurs and the economy, we are also taking a fresh approach to lending in our Benelux markets. In Belgium we have partnered with crowdfunding platforms Seedrs and KissKissBankBank to offer a fast-track funding process to entrepreneurs for whom a classic bank loan is not necessarily the best or only solution. This partnership offers entrepreneurs with innovative ideas the opportunity to diversify their funding sources and test their projects with a broad audience.

Socially responsible investment

We have been including governance, environmental and social topics in our socially responsible investment (SRI) strategies for customers in the Netherlands since 1999. SRI strategies consist of dedicated portfolios of sustainable investment funds, as well as portfolios of bonds and equity of individual sustainable companies. In selecting sustainable investment opportunities, we apply best-in-class assessment and exclude companies in specific sectors, such as controversial weapons producers, and companies that exhibit controversial behaviour, such as violations of human rights.

Our SRI methodology covers all asset classes, including government bonds, corporate bonds, investment funds and index trackers. At year-end 2015, the sustainable assets under management (SAUM) for our customers totalled EUR 2,573 million, up from EUR 1,538 million at year-end 2014, underlining our customers’ growing interest in products and services that meet specific sustainability criteria. In 2015, Belgium also began offering their clients SRI investment possibilities, including a sustainable portfolio made up of investment funds.

Sustainable assets under management

in EUR million at year-end	2015[1]	2014	2013[2]
Sustainable investment portfolios	2,011	1,517	903
Sustainable structured products (incl. ING Liric SRI top 50)	143	15	19
Sustainable investment funds (incl. CS ING SRI Index Fund)	419	92	38

Subtotal	2,573	1,624	960
Correction to eliminate double counting [3]		86	74

Total sustainable assets under management	2,573	1,538	886

1.	The methodology for calculating sustainable assets in 2015 has been changed for the Netherlands. We decided to align the calculation methodology with that of Belgium and Luxembourg. We still calculate the assets in the sustainable strategies and in structured products, and we add to this all the assets in investment products labeled as sustainable outside our sustainable investment portfolios. This change added approximately € 190 million to sustainable investment funds this year and would have added almost € 180 million in 2014 for the Netherlands. As a result of this change, we no longer need to make a correction for double counting. The remaining asset growth comes from price changes and new invested capital. Besides the ING Liric SRI top 50, other sustainable guaranteed notes have been issued this year and are categorised under the heading Sustainable structured products.
2.	The 2015 and 2014 figures include ING Belgium and ING Luxembourg. 2013 figures are based on ING Netherlands only.
3.	There used to be an overlap with allocated assets in the sustainable investment funds and the managed sustainable investment portfolios. We therefore made a correction in 2014 and 2013.

ING Groenbank

ING Groenbank is a 100 percent subsidiary of ING Bank and finances sustainable investment by offering lending services at favourable rates to sectors such as organic farming, renewable energy generation, sustainable construction and the re-use of waste materials, all with a strong focus on the Netherlands. All assets underlying ING Groenbank loans must receive Dutch government accreditation. This helps ING Groenbank accurately quantify the sustainable impact of its investments. In 2015, the volume of green loans increased for clients in both the small businesses and corporate clients market segments. This seems to indicate both a growing focus on sustainability when new investments are considered and the improving economic situation in the Netherlands. Over the next few years, a considerable number of sustainable projects are expected to materialise in the Netherlands as a result of various factors, such as the “SER Energieakkoord” (Energy agreement by the SER, the Dutch Social and Economic Council) and the continuation of the domestic economic recovery. ING Groenbank aims to play a role by providing an extra stimulus via its green loans.

Financial inclusion

ING Groenbank also directs up to ten percent of its balance sheet towards financial inclusion activities, with microfinance – focused on female entrepreneurs – as a main component. We have seen a shift from microfinance aimed at starting entrepreneurs towards the financing of small and medium-sized enterprises (SMEs), and are diversifying our activities to include SMEs as loan beneficiaries. The Turkish portfolio, initiated with EUR 30 million from ING Groenbank and paid back to ING Groenbank at the end of 2015, is a successful example with a total of 50,000 SME clients. To support our and the financial inclusion sector’s move towards SME finance, our “A Billion to Gain 2016” research – to be published in the second half of 2016 – will focus on SME finance. The research is conducted in cooperation with the World Bank and the Global Partnership for Financial Inclusion (GPFI).

Key challenges and dilemmas

The challenges of the business, market and regulatory environment in which we operate are addressed at the beginning of this chapter (“Regulation and the operating environment”). In particular, European Union regulation and the extended low interest rate environment affect our retail banking activities.

Another ongoing challenge we face is the stability of IT systems, particularly in our Benelux markets. Meeting our customer promise to provide anytime, anywhere access requires our digital services to always be available and accessible. The Focused Reliability Initiative launched at the beginning of 2015 has improved the reliability of online payment services in the Netherlands and Belgium to 99.6 percent in the second half of 2015.

Non-financial dilemmas

Data privacy is a material topic for customers and other stakeholders. We are faced with the dilemma of customers expecting us to know their needs and preferences so that they are provided with an individual, tailored service, while at the same time they do not want their personal data used for anything without their explicit consent. A related dilemma concerns fair pricing: the more we know about a particular customer, the more fairly we can price a loan, for example. We are governed by binding Global Data Protection Policies (GDPPs) that ensure we comply not just with legal and regulatory requirements for data privacy but also take customers’ wishes into consideration.

Conclusion

Retail Banking performed well in 2015, delivering strong results in a challenging economic environment. We welcomed more new customers, and empowered retail customers and small businesses by lending more. In addition to the many awards won by our Retail Banking businesses across the world, we were ranked number one for customer satisfaction (as measured by the Net Promoter Score) in seven of our markets.

Our focus on financially empowering people resulted in a number of new initiatives and tools to help customers make decisions that positively influence their financial positions. We also introduced innovative payment services and new functionality to our digital channels that contribute to a differentiating customer experience. In doing so, we build more primary relationships, which allows us to better understand customers and their needs, and provide them with a more-tailored service. Data gathered through our interactions with customers is treated as private, and is governed by binding Global Data Protection Policies.

We have made good progress in solving stability issues with our IT systems in the Benelux, and will continue to focus on this until we have reached our goal of ensuring “always on” online payment services in the affected countries.

Looking ahead to 2016, we will continue to focus on delivery of the Think Forward strategy through earning more primary relationships, using advanced analytics to better understand and service customers, innovating and pursuing new sources of revenue beyond traditional banking. Further standardisation of IT systems bankwide will be prioritised, as this will support increased collaboration and faster innovation.

Wholesale Banking

Wholesale Banking delivered good results in 2015, supported by healthy income growth, improved cost/income ratio and lower risk costs. Our key business units performed well, contributing to ING’s Think Forward strategy. We continued to deliver on our client promise to be clear and easy, anytime-anywhere and to invest in our client relationships. We expanded our network to better support our clients and to seize growth opportunities. Sustainability was further embedded in our business. We also sealed several landmark deals that helped our clients in their sustainable transitions.

Who are we?

We are a European wholesale bank with global reach. We have an extensive international network of offices in more than 40 countries across Europe, Asia and the Americas. Our global franchises in Industry Lending, General Lending, Transaction Services and Financial Markets serve a range of organisations, including corporates, multinational corporations, financial institutions, governments and supranational bodies.

Our purpose is to empower customers to stay a step ahead in life and in business. In Wholesale Banking we help our wholesale banking clients meet their ambitions, either in a specific area of expertise or geography. We aim to provide a differentiating and seamless client experience through new technologies and services across the globe.

Our lending capabilities are at the heart of most of our client relationships. We continue to grow Industry Lending by supporting clients with sector expertise and in-depth knowledge of their business. Transaction Services extends our client offering with international payments and cash management, trade finance services and working capital solutions. Financial Markets, as the bank’s gateway to global professional markets, serves our clients from treasury through to capital markets, providing risk management and structured financial products.

As of 2016, our commercial banking activities were renamed Wholesale Banking. The new name better reflects the mainly international, large corporate and institutional nature of our business. It clearly positions ING as a global wholesale bank and is more aligned with the consistent client experience we aim for across our markets.

Wholesale Banking plays a key role in the bank’s Think Forward strategy. The development of our lending capabilities, in particular in our funding-rich countries, helps support ING’s sustainable growth ambitions. Our investment in Transaction Services enhances this effort.

Integral to our Think Forward strategy is driving sustainable progress. We strongly believe that financial services play a significant role in creating a sustainable world. As part of our differentiating client experience, we support clients’ sustainable transitions throughout our wholesale banking portfolio. We monitor and assess our transactions for sustainable features that are making these transitions possible. We also actively engage with our clients to generate new business opportunities in the field of sustainable financing. We believe that our focus on clients who adopt sustainable practices is helping to ensure a healthy and strong portfolio.

Our approach builds on the strong Environmental and Social Risk (ESR) framework that is applicable to ING’s Wholesale Banking business. In addition to an ESR assessment, our lending clients and transactions are reviewed against externally recognised sustainability criteria, so we can measure and track how much of our portfolio is sustainable.

Staying a step ahead

Our clients are at the heart of our strategy. Throughout 2015 we focused on improving the client experience. We aimed to broaden and deepen relationships in line with our capabilities, and have made progress in realising the bank’s strategy.

Lending assets grew in all of our core lending businesses, and thereby contributed to the bank’s growth, particularly in Challengers & Growth Markets and the Americas. Structured Finance (SF) again benefitted from strong volume growth across all segments and geographies. Our SF franchise has a long record of steady organic growth, thanks to our experienced teams and specialised industry knowledge. It is here we will focus our growth going forward.

Wholesale Banking’s lending growth contributed to more sustainable balance sheets in our Challengers & Growth Markets. In 2015, we expanded local expertise in some of our funding-rich countries to support balance sheet integration. In Germany, Wholesale Banking loans increased from EUR 7.5 billion in 2014 to EUR 13.5 billion at year-end 2015 as we continued to grow the franchise and optimise the balance sheet.

At the same time, we are investing in our flow capabilities in Transaction Services and Financial Markets. In Transaction Services, Working Capital Solutions (WCS) is a growth area as treasurers seek ways to unlock funds trapped in their supply chains. We aim to increase both the number of clients and our share of their flow business. The exit of a major global competitor from transaction services in Europe in 2015 offered a unique chance to support those organisations seeking replacement services. To make this possible, we invested additional resources to speed up the introduction of new products and services.

Financial Markets (FM) remained profitable throughout the year despite the ongoing changes in the regulatory environment. In 2015, FM introduced its new strategic plan that adapts the business to challenging regulation, low interest rates and volatility by embedding it more in Wholesale Banking’s client business. It will help strengthen our client relationships by concentrating on core clients in selected markets and product categories.

Delivering a differentiating customer experience

Underpinning improvements in client experience and our product offering is our overarching Target Operating Model (TOM) transformation programme. With this programme, we aim to enhance client experience across products and countries by standardising our products and channels, harmonising our client services and improving our mobile and online offering.

The rise in mobile and digital banking has changed the expectations and needs of our corporate customers. They expect the same experience across every channel, as well as 24/7 access to their most important products and services. Our InsideBusiness platform is our response. It empowers clients to conduct transactions online and get key information that affects their companies’ financial position from any internet-enabled device, at any time.

The commercial launch of InsideBusiness in the Netherlands and Belgium was a key milestone in 2015. More countries will follow in 2016.

Our transformation programme supports a growing digital offering. In the area of payments and cash management, we also started rolling out our new common payments platform, beginning in Ireland. It offers consistency and simplicity – for example uniform billing and harmonised reporting for our clients – who are typically active in a number of countries.

Expanding our network

We not only strengthened our digital presence and offering, we also invested in our network to serve our clients better and to seize growth opportunities in different geographies.

In 2015, we added Chicago to our existing US locations in Los Angeles, Atlanta, New York, Houston and Dallas. And we initiated trade commodity finance services from our New York office – a business we have extensive experience in. We see exciting opportunities in the US and are growing our business there.

In addition to the US, we are expanding and strengthening our network and presence to support clients in China, Colombia, Sweden, Kazakhstan and India. In Seoul, South Korea, we are planning to open a securities branch to expand our product and client coverage into capital markets.

We also made progress in developing new businesses that support clients and add a valuable source of fee income. For example, we launched a High-Yield Bond initiative, aimed at European non-investment grade clients. It will help make us more resilient in the face of growing disintermediation in the European funding market, and allow us to tap into the growing high-yield business.

Accelerating sustainable transitions

At year-end 2015, our total sustainable transitions financed was EUR 23.8 billion, covering business areas such as renewable energy, sustainable real estate, public transport and other best practices relative to their sector. This is an increase of 22 percent on the previous year’s performance, driven partly by new transactions and partly by better sustainability assessments of our business activities.

Sustainable transitions financed

in EUR million at year-end	2015	2014
ING Groenbank [1]	875	836
Loans to renewable energy projects [2]	3,187	1,730

Loans to sustainable real estate [3]	3 998	389

Loans to other projects [4]	1,274	379
Loans to environmental outperformers [5]	17,470	16,142

Total	23,804	19,476

1	ING Groenbank finances projects within and outside of the Netherlands. In line with Dutch Tax authority guidelines the amount of green loans on the Groenbank balance sheet is over 70 percent. For more details on ING Groenbank, please see the “Retail Banking” chapter.
2	Includes biomass, geothermal, hydro, solar, offshore and onshore wind power generation.
3	As of year-end 2015, ING reports separately on sustainable real estate, which used to be reported under Loans to other projects.
4	Includes projects involving energy efficiency, greenhouse gas reduction, climate change and mitigation, waste-to-energy, public transport, waste reduction, social welfare.
5	As of year-end 2014, ING reports on loans to clients who have been identified as environmental outperformers based on independent reputable data provider or internal client assessments.

The table demonstrates our inclusive approach to sustainability throughout our entire global lending portfolio. On the one hand, we finance projects in specific sustainable areas, including renewable energy, sustainable real estate, low carbon transport, water and waste management. At the same time, through our client and transaction assessments, we identify those clients with the best environmental record in their sector (outperformers). We focus on those outperformers in all our sectors. In this way, we choose not to exclude particular sectors from financing, outside those activities that we do not finance based on our ESR framework.

In 2015, our sustainability approach was deepened in our lending sectors, and broadened to other areas of Wholesale Banking. You can read more about this in the relevant areas in this chapter.

Through our activities in this area, we have developed extensive knowledge of a number of key sustainability issues. We published several reports in 2015 that share our thinking on sustainability, including “Rethinking finance in a circular economy” and “Too little, too much: the diverse sectoral challenges of water”.

Putting our strategy into practice – our business activities in 2015

Industry Lending

Our Industry Lending teams provide financing to clients in selected markets based on specialist industry knowledge. Within Industry Lending, our activities are grouped into Structured Finance and Real Estate Finance.

Structured Finance

Structured Finance is a traditional lending business built up over more than 20 years and based on specialist industry knowledge. ING is a top-10 player globally. The loan portfolio is well diversified across geographies and sectors, which are split into three segments: the Energy, Transport and Infrastructure Group, International Trade and Export Finance and the Specialised Financing Group.

The Energy, Transport and Infrastructure Group (ETIG) specialises in capital-intensive industry sectors such as offshore services, shipping, aviation, utilities and power, infrastructure, mining, and oil and gas. ETIG showed strong growth in assets and income in 2015 – most notably in transportation, natural resources and infrastructure – while increasing profitability. In recent years of declining commodity prices, ING has aimed to de-risk its portfolio. We have applied a conservative and selective approach to new deals, renewals and refinancing, carefully selecting clients, and focusing on a variety of sub-sectors, geographies and markets that remain attractive.

International Trade and Export Finance (ITEF) supports international trade in basic commodities such as oil, oil products, metals, grain, sugar and cotton. In 2015, we extended our activity by creating a sector team to cover the food and agriculture sector. We also finance the export of capital goods and offer services to clients with long-term financing supported by export credit agencies. Our global team provides over 1,000 clients worldwide with highly competitive products. We are recognised worldwide as one of the top three banks in commodity finance by relationship penetration.

Both asset and income growth were positive in 2015, but the decrease in commodity prices slowed ITEF’s asset growth. However, volumes grew, and this is expected to continue thanks to a number of new business initiatives. ITEF business units have also worked closely with Financial Markets to offer joint solutions to our customers. Despite the challenging market circumstances, the segment continues to show very healthy results.

Specialised Finance Group (SFG) coordinates global teams that primarily arrange, underwrite and lend against business cash flows. They are active in sectors such as telecommunications, media and technology, and healthcare, and provide specialised support for the insurance industry. The business has a good presence in providing bank lending in the US mid-market. In 2015, SFG continued its growth path in terms of assets and income, while maintaining profitability at high levels.

Real Estate Finance

Real Estate Finance (REF) primarily lends to investors in income-producing real estate backed by first mortgages. In 2015, REF benefited from a continued recovery in the markets, with increased income, profitability and asset growth. In the Europe, Middle East and Africa region, we are a leading bookrunner in syndicated real estate finance loans.

Sustainable impact

In 2015, each sector in Industry Lending prepared a detailed strategy that aims to increase the proportion of lending to more sustainable projects. This sector approach also gave rise to initiatives such as the app created by the Dutch Real Estate Finance business together with an energy advisory company, which helps clients benchmark the environmental performance of ING-financed buildings. The app shows how clients can save money by taking specific measures to improve the environmental footprint of their building. Real estate is one of the sectors where such improvements can have a large impact on lowering CO2 emissions. At year-end Sustainable Real Estate Finance total was EUR 998 million, up 157% compared with 2014.

General Lending and Transaction Services

General Lending

Many of our relationships with corporate clients are anchored through our General Lending capabilities. The challenge in this area is maintaining margins and volumes within our established risk appetite while competition intensifies. This is particularly true in markets where large domestic competitor banks are actively protecting their core franchises. Margins were under continued pressure in 2015 as a result of excess liquidity in loan markets, especially with regard to our corporate clients. Nevertheless, ING holds a position as market leader in the Benelux, number one bookrunner in the syndicated loan market in Central Eastern Europe and a top-10 position in the overall European syndicated loan market.

Transaction Services

Transaction Services is made up of Payments & Cash Management, Trade Finance Services, Working Capital Solutions and Bank Mendes Gans. We seek to support our clients’ core processes and daily financial operations through tailor-made, integrated solutions and advice. These activities require a strong focus on operational processing. We are developing our business platforms by deploying new technologies and through increased standardisation across borders, products and services.

Trade Finance Services (TFS) finances, settles and mitigates risks of international trade for clients in all markets globally, but primarily in Asia, Central and Eastern Europe, Latin America, Africa and the Middle East.

Working Capital Solutions (WCS) combines ING’s Supply Chain Finance and Trade Receivables activities – it is a growth area for Wholesale Banking, offering substantial opportunities for our clients to achieve efficiency benefits. We believe the underlying short-term and capital-efficient nature of this asset class makes it an attractive area for us to expand our activities.

Bank Mendes Gans (BMG) is a specialist bank, providing global liquidity management services, including multicurrency, multi-bank cash-pooling and netting solutions, to multinational corporations.

Transaction Services (TS) income remained relatively stable in 2015, although financials were under pressure following a strong performance in the previous year. Trade financing volumes decreased and income headwinds were expected due to pressure on margins, in particular from clients in China. WCS continued to grow and to focus on innovation and product development. Meanwhile in Payments & Cash Management (PCM), the roll-out of our common payments platform in Ireland was a major milestone. We expect our investments and efforts to capture flow business to help us improve our position in the market. And the exit of a major global competitor from TS services in Europe offers a unique opportunity to accelerate this growth ambition.

Financial Markets

Financial Markets (FM) is a well-diversified business targeting developed markets and fast-growing economies, focusing on rates and currencies in addition to credit products. FM is a client-driven business franchise. It aims to service ING’s institutional, corporate and retail clients with relevant financial markets products.

Through FM we also provide our clients with a gateway to global institutional markets. We offer a full range of services, across four main business lines: Emerging Markets, Developed Markets, Global Equity Products and Global Capital Markets. We provide clients with hedging solutions to mitigate financial risk, be that currency, interest rate, equity, commodity or credit risk. We also provide investment solutions to meet specific investment objectives, as well as financing solutions through clients’ public or private debt or equity issuance.

In 2015, FM began implementing the initiatives embedded in its new strategic plan. This will influence all three drivers of return on equity: revenue, cost and capital deployed. Implementation of the plan is expected to continue into 2016 and beyond. FM also continued to invest to satisfy the evolving EMIR (European Markets and Infrastructure Regulation) and MiFID2 (Markets in Financial Instruments Directive) requirements impacting the European derivative trading markets.

In support of Wholesale Banking’s sustainable offerings, ING’s FM issued a dual tranche EUR 500 million and USD 800 million green bond in 2015. The proceeds will be used to (re)finance existing loans to sustainable projects, with at least 20 percent of proceeds going to fund new projects. We also acted as joint bookrunner and arranger on a EUR 1 billion dual-tranche green bond issue by TenneT, a European electricity transmission system operator.

Real Estate & Other

Real Estate & Other (RE&O) focuses on a smooth divestment of the remaining real estate portfolio of the former Real Estate Development and Real Estate Investment Management operations. RE&O also includes General Lease activities outside the Benelux and Poland which have been discontinued. RE&O continued to successfully complete the divestments of various large real estate exposures, for example in the US and the Netherlands. With this further reduction, the divestment plan is nearly completed. For this reason, the remaining activities of RE&O will be transferred to ING Corporate Investments as per 2016.

Key challenges and dilemmas

The business, market and regulatory environment in which we operated remained challenging in 2015, with several interrelated themes: the declining oil price, monetary policy measures in the US and the eurozone, and concerns over China’s economy.

Business, market and regulatory environment

Oil prices continued their downward trend in the second half of 2015 and early 2016. At the end of 2015, ING’s lending credit outstandings to the broader oil and gas industry amounted to EUR 29 billion. The portfolio is well diversified and in general we structure transactions such that we do not face direct oil/gas price risk. Around 85 percent of our lending credit outstandings is not directly exposed to oil price risk. The remaining 15 percent, which includes reserve-based lending and offshore drilling companies, is exposed to oil price risk to some degree. Although there are many mitigants in place, the oil price risk in these segments has somewhat increased. If oil prices were to stay at around USD 30 per barrel or below and remain there for an extended period of time, risk costs may increase.

The ongoing low-interest rate environment continued to put pressure on margins. One of the ways we are responding to this is by emphasising growth in feegenerating flow capabilities, such as in Transaction Services.

In the US the economy continued to grow at a decent pace in 2015, while the eurozone recovery remained relatively weak. Lower interest rates in Europe helped shore up credit demand and lending to businesses gradually picked up. The ECB embarked on quantitative easing early in the year, sending eurozone bond yields to unprecedented lows and putting pressure on the value of the euro against the dollar.

Regulatory changes and new capital rules continue to increase the capital required to support trading businesses and continue to dilute return on capital. As mentioned earlier, FM’s new strategy aims to reposition the business to help ensure we achieve target levels of return.

Country portfolios

In China, turmoil on the stock markets and worldwide concerns about the sustainability of its economic growth did not lead to a sharp downturn, thanks in part to government stimulus. The quality of our portfolio in China is strong. This is because the majority of our exposure is short-term trade and commodity finance and the rest is to major state-owned companies, topend corporates and financial institutions. Our exposure is relatively short-term with 70 percent maturing in less than a year.

Geopolitical unrest in Ukraine continued to strain relations between Russia, Europe and the US. The Ukraine lending portfolio continued to be under pressure, but was manageable. The quality of our Russian portfolio remained strong with the non-performing loans ratio stable at 3 percent.

Non-financial dilemmas

In addition to the more traditional financial sector regulation, regulators are starting to show an interest in sustainability-based financial risk. One example is the potential financial risks of climate change regulation. Prior to the 2015 Paris Climate Change Conference, we committed to continue to reduce our global credit exposure to thermal coal-related businesses.

Finally, while we are committed to financing sustainable transactions, it remains challenging to strike a balance between supporting innovative technologies which are often in a start-up phase and lending our depositors’ money wisely with acceptable levels of risk. New business models that aim to foster the circular economy are also challenging because they require completely new approaches to risk that need to be further developed. We are taking a prudent approach. We engage responsibly with these types of clients to understand new technologies and align with market developments, as well as help them make their business propositions more bankable.

Conclusion

In 2015, we proved again to be a consistently profitable wholesale bank. We continued to show solid results on the back of a consistent strategy and client-focused franchise. We believe that our economic return sets us apart from many competitors and demonstrates the strength of our business model and strategic direction.

We have brought our strategic priorities a step ahead. We have made good progress in driving structural change and improving the client experience. With our InsideBusiness, for example, we aim to give clients clear and easy access to banking anytime, anywhere and deliver a seamless client experience. As our service model gets more usable and predictable across our network, our clients are better able to bank more easily with us across borders.

ING’s approach and performance in sustainability were recognised by leading research firms and rating agencies.

Many challenges remain, but we can be proud of our achievements in 2015.

PRINCIPAL GROUP COMPANIES

Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION

The banking and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business. As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving these countries. Reference is made to ‘Capital Management Note 2.2.2’

European Regulatory framework

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

Global Regulatory Environment

There are a variety of proposals that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’, which detail a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for all employees of banks licensed in the Netherlands, which the Dutch government has introduced, effective per 1 April 2015. In this oath, the employees of the relevant ING entities licensed in the Netherlands, declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector.. To enforce the oath, non-compliance can be sanctioned by a special disciplinary court. Moreover, if Executive or Supervisory Board members break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management.

As mentioned above, a significant change has been made to the supervisory structure within the Eurozone and in November 2014 the Single Supervisory Mechanism (“SSM”) took effect, a mechanism composed of national competent authorities and the ECB with the ECB assuming direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. ING expects to benefit from the harmonization of supervision resulting from the SSM but at the same time does not expect such harmonization to be fully in place on the short to mid term.

Another significant change in the regulatory environment is the setting up of the Single Resolution Mechanism (“SRM”), which comprises the Single Resolution Board (“SRB”) and the national resolution authorities and is fully responsible for the resolution of banks within the Eurozone as of 1 January 2016. ING has been engaging already with the Dutch national resolution authorities for a few years with the aim to draw up a resolution plan for ING. ING will continue to work with the SRB to set up a resolution plan for ING. The rules underpinning the SRM could have a significant impact on business models and capital structure of financial groups but at this stage it is not clear what the impact on ING’s banking operations will be.

The ING Bank Financial Economic Crime Policy (FEC Policy) provides a clear statement of what is required by all ING Bank entities, in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

The ING Bank FEC Policy directly reflects relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities maintain appropriate local procedures that enable them to comply with local laws, regulations and the relevant ING Bank FEC Policy. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy prevails when the standards therein are stricter than stipulated in local laws and regulations.

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are North Korea, Sudan, Syria Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

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

In mid 2014 both the US and the EU announced Ukraine-related sanctions. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

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

The Volcker Rule, imposes limitation on U.S. banks, the U.S. branches of non-U.S. banks, and the affiliates of either, on proprietary trading and investing in hedge funds and private equity funds.

Among other things, Section 165 of the Dodd-Frank Act imposes capital, liquidity, stress-testing, and risk management requirements on most U.S. banking and non-banking operations of non-U.S. banking organizations with U.S. branches or agencies. Those with U.S. non-banking assets of $50 billion or more also must establish an intermediate holding company as the top-level holding company for the organization’s U.S. non-banking entities. This intermediate holding company is regulated in a manner similar to a U.S. bank holding company.

The Dodd-Frank Act also created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important nonbank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S. companies. The consequences of being designated a systemically important non-bank financial company could be significant, including having subsidiaries supervised by the Federal Reserve Board, subjection to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and other restrictions. ING has not been designated a systemically significant non-bank financial company by FSOC and such a designation, particularly in after ING’s sale of a majority equity interest in Voya, is deemed unlikely.

The Dodd-Frank Act also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”.

Basel III and European Union Standards as currently applied by ING Bank

DNB, our home country supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II and Basel III Frameworks. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local Basel requirements as well.

ING uses the Advanced IRB Approach for credit risk, an internal VaR model for its trading book exposures and the Advanced Measurement Approach for operational risk. As of 2009, a Basel I floor of 80% of Basel I RWA has been applicable. A small number of portfolios are still reported under the Standardized Approach.

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio to be phased in over 2014-2018. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the required common equity Tier 1 ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III will strengthen the definition of capital that will have the effect of gradually disqualifying many hybrid securities during the years 2013-2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital[, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework]. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012 and full implementation is targeted for 2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Banks ” (“G-SIBs”), most recently in November 2015, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-SIB”) from November 2011 onward.

For European banks these Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements will be gradually tightened, mostly before 2019, until the Basel III migration process is completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. The DNB requires the largest Dutch banks, including ING Group, to build up a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G-SIB and domestic SIB buffers mentioned above.

Banks are also subject to Pillar 2 requirements. Based on an internal capital adequacy assessment process (ICAAP), the ECB has examined ING’s capital adequacy and determined capital requirements for ING Group of 9.5%, which includes the capital conservation buffer (of 2.5% in 2018), but not the Systemic Risk Buffer (of 3% in 2018) nor the countercyclical buffer (in the current economic environment smaller than a few basis points).

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

Anti-Money Laundering Initiatives and countries subject to sanctions

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations, which apply various requirements of the USA PATRIOT Act to financial institutions such as our bank, broker-dealer and investment adviser subsidiaries and mutual funds advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. In addition, the bank regulatory agencies are imposing heightened standards, and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

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

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a (perceived) Iranian nexus. These positions remain on the books, but accounts related thereto are ‘frozen’ under applicable laws and procedures. Any interest or other payments ING Bank is legally required to make in connection with said positions are made into ‘frozen’ accounts. Funds can only be withdrawn by relevant Iranian parties from these ‘frozen’ accounts after due regulatory consent from the relevant competent authorities. ING Bank has strict controls in place to ensure that no unauthorised account activity takes place while the account is ‘frozen’. ING Bank may receive loan repayments, but all legacy loan repayments received by ING Bank have been duly authorised by the relevant competent authorities. For the relevant period, ING Group had gross revenues of approximately USD 10.2 million, which was principally related to legacy loan repayment, and ING Group estimates that it had net profit of approximately USD75,834. ING Bank intends to terminate each of the legacy positions as the nature thereof and applicable law permits.

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

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors.

Technology is removing a number of the barriers to entry that once insulated our business. We face competition from many different directions, with relatively new players providing more segmented offers to our customers and clients. Technology giants, payment specialists, retailers, telecommunication companies, crowd-funding initiatives and aggregators are all encroaching on traditional banking services. Our clients, in turn, are willing to consider these offers.

Consumers are rapidly turning to digital services for an increasing number of needs. What they are experiencing with digital leaders is shaping their expectations. In ING’s case, nearly 90 percent of retail customers now use digital channels to contact us, and just under 70 percent use them exclusively. This makes it more and more important for that digital contact to be clear and easy for them, with for example digital on-boarding and end-to-end mobile sales processes.

The success of our strategy will ultimately depend on how well it enables us to adapt to change and continue to deliver a superior experience to our customers.

As competition from outside the banking sector continues to increase, we have to become faster, more agile and more innovative. ING’s solid foundations give us an excellent platform from which to face existing and future challenges and become a better company for all our stakeholders. We have a long track record as a financial institution and a strong brand. We are a leader in digital banking, and we have scale combined with local market expertise. We are investing in building profitable, mutually beneficial relationships with our customers, based on the quality of our service and a differentiating customer experience.

We place a high priority on innovation within ING to stay on top of the pace of change around us and meet changing customer needs. We promote an internal culture of innovation and also partner with external parties with specialised knowledge to accelerate the pace of innovation. We are experimenting with the agile way of working to increase the pace of innovation. We also strive to create intellectual capital through the expertise we are developing in areas like environmental and social risk management, sustainable finance and data analytics. We aim to share knowledge via different networks and for example our ING Economics Department publications.

We believe we are currently one of the front-runners in digital innovation in the banking sector, but we are not complacent. Many of our retail customers are avid users of technological devices. Expectations keep rising: customers are well informed, they know what they want and they want it immediately. We are investing resources to ensure that we become faster and more agile, and increase our innovative capabilities.

ING Retail Banking serves more than thirty-four million customers in a variety of markets that we have designated as Market Leaders, Challengers and Growth Markets. In all markets we pursue a digital-first approach, complemented by advice when needed, with omni-channel contact and distribution possibilities. Market Leaders are our businesses in the Netherlands, Belgium and Luxembourg. In our Challenger countries—Australia, Austria, the Czech Republic, France, Germany, Italy and Spain – we combine strong deposit-gathering capabilities with low-cost digital distribution. Growth Markets are expanding in economies that offer good opportunities for achieving sustainable share: Poland, Romania and Turkey, our stakes in Bank of Beijing (China) and TMB (Thailand) and our investment in Kotak Mahindra Bank (India). In most of our markets we offer a full range of retail banking products and services, covering payments, savings, investments and secured and unsecured lending.

New European Union (EU) legislation will have an impact on the Retail Banking operating environment and increase competition in European countries where we are active. The Payment Services Directive- II (PSD-II), to be implemented in 2017, will allow non-bank competitors to offer third-party payment services to consumers. The EU is also preparing legislation for a Digital Single Market and enabling the free flow of digital products and services across Europe. This will help digital service providers to quickly achieve scale across borders.

We are a European wholesale bank with global reach. We have an extensive international network of offices in more than 40 countries across Europe, Asia and the Americas. Our global franchises in Industry Lending, General Lending, Transaction Services and Financial Markets serve a range of organisations, including corporates, multinational corporations, financial institutions, governments and supranational bodies.

Wholesale Banking plays a key role in the bank’s Think Forward strategy. The development of our lending capabilities, in particular in our funding-rich countries, helps support ING’s sustainable growth ambitions. Many of our relationships with corporate clients are anchored through our General Lending capabilities. The challenge in this area is maintaining margins and volumes within our established risk appetite while competition intensifies. This is particularly true in markets where large domestic competitor banks are actively protecting their core franchises. Nevertheless ING holds a position as market leader in the Benelux, number one bookrunner in the syndicated loan market in Central Eastern Europe and a top-10 position in the overall European syndicated loan market.

At the same time, we are investing in our flow capabilities in Transaction Services and Financial Markets. In Transaction Services, Working Capital Solutions (WCS) is a growth area as treasurers seek ways to unlock funds trapped in their supply chains. We aim to increase both the number of clients and our share of their flow business. The exit of a major global competitor from transaction services in Europe in 2015 offered a unique chance to support those organisations seeking replacement services. We expect our investments and efforts to capture flow business will help us improve our position in the market.

The rise in mobile and digital banking has changed the expectations and needs of our corporate customers. Our InsideBusiness online platform empowers clients to conduct transactions online and get key information that affects their companies’ financial position from any internet-enabled device, at any time.

We not only strengthened our digital presence and offering, we also invested in our network to serve our clients better and to seize growth opportunities in different geographies. In 2015, we added Chicago to our existing US locations in Los Angeles, Atlanta, New York, Houston and Dallas. And we initiated commodity trade finance services from our New York office – a business we have extensive experience in. We also strengthened our network and presence to support clients in China, Colombia, Sweden, Kazakhstan and India. In Seoul, South Korea, we are planning to open a securities branch to expand our product and client coverage into capital markets.

The primary objective of the remuneration policy is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly qualified employees. The remuneration policy forms an integral part of ING’s strategy and risk profile and maintains a sustainable balance between short-term and long-term value creation, building on ING’s long-term responsibility towards clients, employees, society, providers of capital and other stakeholders.

November 2014 marked the start of the Single Supervisory Mechanism (SSM), with a central role for the ECB in the prudential supervision of eurozone banks.

ING Bank has always been a strong supporter of the SSM. As a predominantly European cross-border universal bank, we have a clear interest in the proper functioning of European financial markets and in a harmonised approach to European supervision. We believe that it will contribute to a more efficient use of financial funds across Europe and as such should help to foster growth prospects of the European economy.

After the first full year of operating under the new supervisory framework, banks’ experiences are generally positive. The SSM aims to create the institutional conditions for overcoming fragmentation in supervisory practices. It is important that common methodologies and a shared culture are created within the SSM. That takes time. Some banks may experience challenges in the short term as they come to terms with the SSM supervisory approach. We expect that the SSM will increase its transparency as the system gets embedded.

As well as the SSM, 2015 saw preparations for the Single Resolution Mechanism (SRM). The SRM came into force on 1 January 2016. This aims to ensure an orderly resolution process for failing banks.

With SSM and SRM, two of the three pillars of Banking Union have been established. The final pillar, mutualisation of deposit guarantee schemes is the last remaining pillar, which is progressing at a much slower pace. Lack of a common European deposit guarantee scheme leaves the eurozone potentially vulnerable to bank-sovereign interdependency, despite the existence of the SSM. For national sovereigns remain, explicitly or implicitly, a liquidity provider of last resort for the deposit insurance scheme.

The laws and regulations that we are subject to are becoming increasingly extensive and complex. They also change frequently, and regulators are applying increased scrutiny to the industries in which we operate, and to ING itself. This is placing an increasing burden on our resources and expertise and requiring implementation and monitoring measures that are costly. In particular, the large number of new regulatory initiatives and consultations concerning banks’ capitalisation continued to be a source of uncertainty in 2015. Examples are the ongoing discussions on bail-in-able instruments (MREL/TLAC), but also discussions in the Basel Committee about the risk weighting methodology and the interest rate risk in the banking book. Our main concern is that there is insufficient overview of the combined impact of all initiatives. Moreover, it is unclear what regulatory end-state policymakers are aiming for. This regulatory uncertainty complicates multi-year strategic planning and pushes banks towards confining themselves to no-regret decisions. Also considering the competitive pressures and fast market developments outlined below, we believe this piecemeal approach to regulation is not in the best interest of banks and their stakeholders.

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing can be influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A-” (with stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “Baa1” (with stable outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with stable outlook) by Fitch Ratings (“Fitch”).

ING Bank N.V.’s long-term senior debt held an “A” (with stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “A1” (with stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A” (with stable outlook) by Fitch Ratings, Ltd.

ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1”.

All ratings are provided as of 31 December 2015, and are still current at date of filing.

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

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates, political developments and client behavior changes. See “Item 3. Key information—Risk Factors” for more factors that can impact ING Group’s results of operations.

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

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities for our own account and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Polish Zloty, Korean Won, the Indian Rupee, Brazilian Real and Russian Ruble into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-euro currencies are translated into euro by monthly hedging. See Note 41 of Note 2.1 to the consolidated financial statements. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in, exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. This translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

For the years 2015, 2014 and 2013, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros), and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

Average	4Q 2015	3Q 2015	2Q 2015	1Q 2015

U.S. Dollar	1.093	1.114	1.102	1.137
Australian Dollar	1.526	1.534	1.429	1.448
Brazilian Real	4.295	3.938	3.434	3.243
Chinese Renminbi	6.984	7.005	6.833	7.080
Pound Sterling	0.724	0.720	0.721	0.746
Indian Rupee	72.070	72.416	69.898	70.898
Korean Won	1,271.902	1,296.208	1,213.660	1,250.293
Turkish Lira	3.217	3.178	2.929	2.805
Polish Zloty	4.262	4.199	4.109	4.185
Russian Rouble	73.576	69.379	60.022	70.981

Average	4Q 2014	3Q 2014	2Q 2014	1Q 2014

U.S. Dollar	1.244	1.320	1.373	1.373
Australian Dollar	1.453	1.437	1.477	1.533
Brazilian Real	3.137	3.009	3.062	3.220
Chinese Renminbi	7.652	8.140	8.556	8.402
Pound Sterling	0.784	0.792	0.817	0.828
Indian Rupee	77.206	80.034	82.190	84.499
Korean Won	1,346.868	1,355.481	1,417.828	1,465.069
Turkish Lira	2.810	2.869	2.912	3.013
Polish Zloty	4.216	4.179	4.169	4.186
Russian Rouble	59.406	48.088	47.978	47.893

Average	4Q 2013	3Q 2013	2Q 2013	1Q 2013

U.S. Dollar	1.363	1.327	1.299	1.317
Australian Dollar	1.480	1.454	1.317	1.271
Brazilian Real	3.115	3.017	2.711	2.642
Chinese Renminbi	8.303	8.129	8.004	8.193
Pound Sterling	0.838	0.855	0.850	0.845
Indian Rupee	84.637	82.304	72.748	71.366
Korean Won	1,447.984	1,475.122	1,456.873	1,430.834
Turkish Lira	2.791	2.631	2.412	2.356
Polish Zloty	4.190	4.265	4.237	4.152
Russian Rouble	44.504	43.600	41.170	40.234

Year-end	2015	2014	2013

U.S. Dollar	1.089	1.215	1.378
Australian Dollar	1.490	1.482	1.542
Brazilian Real	4.313	3.229	3.254
Chinese Renminbi	7.069	7.533	8.341
Pound Sterling	0.734	0.779	0.833
Indian Rupee	72.085	76.843	85.124
Korean Won	1,276.681	1,335.467	1,454.472
Turkish Lira	3.182	2.829	2.946
Polish Zloty	4.265	4.288	4.153
Russian Rouble	79.963	72.267	45.264

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

Critical Accounting Policies

See Note 1 Accounting policies of Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. As of 2015 the financial performance of the banking segments has been adjusted, including a restatement to reflect the segmentation of ING Turkey into Retail Banking and Wholesale Banking (previously fully in Retail Banking). Additionally, underlying results have been restated to reflect the bank-wide allocation of Bank Treasury (excluding the isolated legacy costs recorded on the Corporate Line) across both Retail and Wholesale Banking segments in all countries, whereas they were previously fully allocated in either Retail Banking or Wholesale Banking. Furthermore, underlying results have been restated to reflect the replacement of “interest benefit on economic capital” by “interest benefit on total capital” (based on total capital ratio of 15%). The presentation of previously reported underlying profit and loss figures has been adjusted accordingly. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments.

While items excluded from underlying result are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, ING believes that trends in the underlying profitability of its segments can be more clearly identified without the effects of the realized gains/losses on divestures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time.

The section Segment Reporting Banking Operations on next pages presents the segment results on the basis of the performance measure underlying result. For further information on underlying result for the banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see note 36 of Note 2.1 to the consolidated financial statements.

Group Overview

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2015, 2014 and 2013:

IFRS-IASB Consolidated Income Statement

Amounts in millions of euros	2015	2014	2013
Continuing operations
Interest income	46,321	48,163	51,394
Interest expense	33,760	35,859	39,693

Net interest result	12,561	12,304	11,701
Commission income	2,318	2,293	2,204
Investment and Other income	3,128	617	3,191

Total income	18,007	15,214	17,096

Operating expenses	9,326	10,259	8,834
Addition to loan loss provision	1,347	1,594	2,289

Total expenditure	10,673	11,853	11,123

Result before tax	7,334	3,361	5,973

Taxation	1,924	859	1,498

Net result from continuing operations	5,410	2,502	4,475
Net result from discontinued operations	-76	-1,375	680
Minority interests from continuing and discontinued operations	408	164	265

Net result IFRS-IASB	4,926	963	4,890

Underlying result before tax	7,120	4,378	6,128
Taxation	1,954	1,109	1,537
Minority interests continuing operations	72	79	90

Underlying net result	5,095	3,191	4,501

Divestments [1]	367	202	-42
Special items [2]	-58	-1,021	-82
Legacy Insurance	-63	52	20
Result from discontinued operations [3]	-415	-1,460	495

Net result IFRS-IASB	4,926	963	4,890

1.	Divestments Bank: net gain on merger between ING Vysya Bank and Kotak Mahindra Bank (EUR 367 million, 2015), result on the deconsolidation of ING Vysya Bank (EUR 202 million, 2014), sale of ING Direct UK (EUR -42 million, 2013).
2.	Special items Bank: Retail Netherlands strategy (EUR -58 million, 2015, EUR -63 million, 2014, EUR -92 million, 2013), impact of the changes for making the Dutch Defined Benefit pension fund financially independent (EUR -653 million, 2014), tax related to the SNS Reaal nationalization (EUR -304 million, 2014), new Dutch employee pension scheme (EUR 28 million, 2013), separation costs and other restructuring provisions (EUR -19 million, 2013).
3.	Attributable to the equityholder of the parent, reference is made to Note 33 “Discontinued operations” for more information on discontinued business.

Year ended 31 December 2015 compared to year ended 31 December 2014

ING Group posted a strong set of full-year 2015 results, driven by higher net interest results and lower risk costs. This was realized despite a sharp increase in regulatory costs during 2015. ING Group’s net profit increased to EUR 4,926 million from a net result of EUR 963 million in 2014. ING Group’s 2015 net result includes EUR 367 million of divestments, EUR -415 million from discontinued operations, EUR -63 million from Legacy Insurance and EUR -58 million of special items.

Underlying net result for 2015 was EUR 5,095 million, an increase of 59.7% from EUR 3,191 million. Underlying net result is derived from total net result by excluding the impact from divestments, discontinued operations, legacy insurance and special items.

Year ended 31 December 2014 compared to year ended 31 December 2013

ING Group posted a strong set of full-year 2014 results. Higher interest results, strict costs control and lower risk costs drove the underlying net profit. ING Group’s 2014 net result decreased to EUR 963 million from a net result of EUR 4,890 million in 2013. ING Group’s 2014 net result includes EUR 202 million of divestments, EUR -1,460 million from discontinued operations, EUR 52 million from Legacy Insurance and EUR -1,021 million of special items.

Underlying net result for 2014 was EUR 3,191 million, a decrease of 29.1% from EUR 4,501 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestments, discontinued operations, legacy insurance and special items.

SEGMENT REPORTING

ING Group’s segments are based on the internal reporting structures. The following table specifies the segments by line of business and the main sources of income of each of the segments:

Retail Netherlands (Market Leaders)

Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)

Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)

Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other (Challengers and Growth Markets)

Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking

Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease. As of January 2016, ING’s Commercial Banking activities are renamed to Wholesale Banking.

The Executive Board of ING Group and the Management Board Banking set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board Banking.

The accounting policies of the segments are the same as those described in Note 1 Accounting policies of Note 2.1 to the consolidated financial statements. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

As of 1 January 2015, the segment Retail Rest of the World is renamed to Retail Other. In addition to this, the attribution of ‘Underlying result’ to segments is changed as follows:

•	‘Interest benefit on economic capital’ is replaced by ‘Interest benefit on total capital’ resulting in a reallocation between Retail Banking, Wholesale Banking and Corporate Line Banking in the line ‘Interest result Banking operations’

•	ING Turkey, previously fully reported within Retail Banking, is now segmented to both Retail Banking and Wholesale Banking

•	Bank Treasury (excluding isolated legacy costs recorded within Corporate Line) is now allocated to both Retail Banking and Wholesale Banking. Previously, Bank Treasury was allocated to Retail and/or Wholesale Banking on a country-by-country basis.

The presentation of previously reported underlying profit and loss figures has been restated to reflect the above changes.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is derived by excluding from IFRS-IASB the following: special items; the impact of divestments and Legacy Insurance.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments. Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

In 2014, ING Group’s underlying result was adjusted in order to better reflect the performance of the Total banking business. Therefore, the remaining insurance activities (included in ‘Insurance Other’) as well as the intercompany eliminations between ING Bank and NN Group is no longer included as part of ING Group’s underlying result.

Following the classification of NN Group as discontinued operations in 2014, the Insurance segments (Netherlands Life, Netherlands Non-Life, Insurance Europe, Japan Life, Investment Management, Other and Japan Closed Block VA) ceased to exist.

Corporate Line Banking

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

For further information on underlying result for the banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 36 of Note 2.1 to the consolidated financial statements.

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking (CLB) to the underlying net result for each of the years 2015, 2014 and 2013.

1 January to 31 December 2015 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest result	3,683	1,953	1,634	1,906	3,567	-153	12,590
- Commission income	515	397	172	276	964	-4	2,320
- Total investment and other income	205	195	104	186	2,239	-127	2,803

Total underlying income	4,403	2,546	1,910	2,369	6,770	-285	17,713

Underlying expenditure:
- Operating expenses	2,475	1,532	842	1,582	2,571	245	9,246
- Additions to loan loss provision	433	169	57	210	478	0	1,347

Total underlying expenses	2,908	1,701	899	1,792	3,048	245	10,593

Underlying result before taxation	1,495	845	1,012	577	3,721	-530	7,120
Taxation	391	255	328	142	962	-125	1,953
Minority interest	0	6	2	48	16	0	72

Underlying net result	1,104	583	681	387	2,744	-404	5,095
Divestments	0	0	0	367	0	0	367
Special items	-58	0	0	0	0	0	-58

Net result IFRS-IASB	1,046	583	681	754	2,744	-404	5,404

1 January to 31 December 2014 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest result	3,778	1,998	1,500	1,806	3,534	-240	12,376
- Commission income	464	376	143	329	980	-2	2,290
- Total investment and other income	87	243	-27	201	33	-253	285

Total underlying income	4,330	2,617	1,615	2,336	4,548	-496	14,951

Underlying expenditure:
- Operating expenses	2,678	1,524	773	1,481	2,407	116	8,979
- Additions to loan loss provision	714	142	72	165	500	0	1,594

Total underlying expenses	3,392	1,667	845	1,646	2,907	116	10,573

Underlying result before taxation	938	951	771	690	1,641	-611	4,378
Taxation	243	256	230	139	357	-117	1,108
Minority interest	0	1	1	51	26	0	79

Underlying net result	694	693	540	500	1,258	-494	3,191
Divestments	0	0	0	202	0	0	202
Special items	-63	0	0	0	0	-957	-1,021

Net result IFRS-IASB	631	693	540	702	1,258	-1,451	2,373

1 January to 31 December 2013 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest result	3,610	1,860	1,303	1,804	3,250	-23	11,804
- Commission income	460	343	114	342	989	-5	2,244
- Total investment and other income	128	194	-30	259	2,863	-352	3,062

Total underlying income	4,198	2,397	1,387	2,405	7,102	-380	17,111

Underlying expenditure:
- Operating expenses	2,409	1,500	709	1,600	2,352	125	8,694
- Additions to loan loss provision	877	183	82	279	868	0	2,288

Total underlying expenses	3,286	1,683	790	1,878	3,220	125	10,982

Underlying result before taxation	912	715	597	527	3,882	-505	6,128
Taxation	241	213	185	120	963	-184	1,537
Minority interest	0	-4	1	66	27	0	90

Underlying net result	672	506	412	342	2,892	-322	4,501
Divestments	0	0	0	-42	0	0	-42
Special items	-107	0	0	0	0	25	-82

Net result IFRS-IASB	564	506	412	299	2,892	-297	4,377

Year ended 31 December 2015 compared to year ended 31 December 2014

ING’s banking operations posted a strong performance in 2015 resulting in a underlying result before tax (excluding the impact of divestments and special items) of EUR 7,120 million compared with EUR 4,378 million in 2014. This increase in result was boosted by a EUR 1,507 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and the Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 26.1% to EUR 5,959 million in 2015 from EUR 4,724 million in 2014, mainly reflecting higher interest results and lower risk costs. This strong performance was realised despite a sharp increase in regulatory costs during 2015.

Net result from banking operations (including the impact from divestments and special items) rose to EUR 5,404 million in 2015 from EUR 2,373 million in 2014. Results on divestments and special items contributed EUR 309 million to the net profit in 2015 versus EUR -818 million in 2014. Divestments and special items in 2015 included a EUR 367 million net gain resulting from the merger between ING Vysya Bank and Kotak Mahindra Bank and EUR -58 million of special items after tax related to restructuring programmes in Retail Netherlands that were announced before 2013. Divestment and special items in 2014 related to a EUR 653 million net charge to make the Dutch closed defined benefit pension fund financially independent, EUR 304 million of bank taxes related to the nationalisation of SNS in the Netherlands and EUR -63 million of special items after tax related to restructuring programmes in Retail Netherlands. This was partly offset by a EUR 202 million net gain on the deconsolidation of ING Vysya Bank following its reclassification as an investment in an associate under equity accounting at the end of the first quarter of 2014.

Total underlying income rose 18.5% to EUR 17,713 million, from 14,951 million in 2014. The underlying interest result increased 1.7% to EUR 12,590 million driven by a higher average balance sheet, whereas the interest margin declined to 1.46% from 1.51% in 2014. The interest margin on lending and savings products improved slightly, supported by repricing in the loan book and further reduction of client savings rates in several countries. This was more than offset by lower margins on current accounts due to the low interest environment and lower interest results at Financial Markets. Customer lending and deposits volumes increased except for residential mortgages due to the continued transfer of WestlandUtrecht Bank (WUB) assets to NN Group, the run-off in the WUB portfolio and the sale of white-labelled mortgage portfolios in Australia. Commission income rose 1.3% to EUR 2,320 million. Investment and other income jumped to EUR 2,803 million, from EUR 285 million in 2014. This increase was mainly explained by the aforementioned EUR 1,507 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, a positive swing in credit and debt valuation adjustments (CVA/DVA) in Wholesale Banking and the Corporate Line (which were EUR 224 million in 2015, compared with EUR -273 million in 2014) and higher other revenues at Financial Markets.

Underlying operating expenses increased 3.0% to EUR 9,246 million, compared with EUR 8,979 million in 2014. In 2015, expenses included EUR 620 million of regulatory expenses (including contributions to the new national resolution funds and a one-off charge in Poland related to the bankruptcy of SK Bank) compared with EUR 408 million of regulatory expenses in 2014. The fourth quarter of 2015 also included a number of smaller restructuring provisions in Retail Benelux and Wholesale Banking which in aggregate amounted to EUR 120 million, whereas 2014 included EUR 399 million of redundancy provisions. Excluding both items, expenses increased by EUR 334 million, or 4.1%. This increase was partly visible in the Corporate Line, where expenses were EUR 122 million higher year-on-year, mainly due to large releases from DGS-related provisions and high value-added tax refunds in 2014. The remaining increase was mainly caused by investments to support business growth in Retail Challengers & Growth Markets and Wholesale Banking, IT investments in the Netherlands and a provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, partly offset by the benefits from the ongoing cost-saving programmes.

The net addition to the provision for loan losses declined 15.5% to EUR 1,347 million, from EUR 1,594 million in 2014. Risk costs were 44 basis points of average risk-weighted assets, which is within the range of the expected loss of 40-45 basis points through the cycle.

Year ended 31 December 2014 compared to year ended 31 December 2013

ING’s banking operations posted a strong performance in 2014 resulting in a underlying result before tax (excluding the impact of divestments and special items) of EUR 4,378 million. However, compared with 2013, the underlying result before tax declined by EUR 1,750 million or 28.6%. This decrease was due to a EUR 2,151 million negative swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and the Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 9.3% to EUR 4,724 million in 2014 from EUR 4,323 million in 2013, mainly reflecting higher interest results, strict cost control and lower risk costs. This strong performance was achieved despite EUR 273 million on negative credit and debt valuation adjustments (CVA/DVA) in Wholesale Banking and the Corporate Line, and EUR 399 million of redundancy provisions recorded 2014, which related principally to the further digitalization of our banking services in the Netherlands.

Net result from banking operations (including the impact from divestments and special items) decreased to EUR 2,373 million in 2014 from EUR 4,377 million in 2013. In 2014, special items mainly related to a EUR 653 million net charge to make the Dutch closed defined benefit pension fund financially independent and EUR 304 million of bank taxes related to the nationalization of SNS. This was partly offset by a EUR 202 million gain on the deconsolidation of ING Vysya Bank following its reclassification as an investment in an associate under equity accounting at the end of the first quarter. In 2013, the net impact of the divested ING Direct UK activities was EUR -42 million, while special items after tax were EUR -82 million. These items primarily reflect after-tax charges for the earlier announced restructuring programmes in Retail Netherlands and an additional provision release related to the new Dutch employee pension scheme announced in 2012.

Total underlying income declined 12.6% to EUR 14,951 million in 2014, from EUR 17,111 million in 2013. The underlying interest result increased 4.8% to EUR 12,376 million driven by an improvement of the interest margin to 1.51% from 1.42% in 2013, whereas the average balance sheet slightly declined by 1.3%. The interest margin on lending and savings products improved, supported by repricing in the loan book and further reduction of client savings rates in several countries. This more than offset the impact of lower average lending volumes, mainly caused by the sale and transfers of WestlandUtrecht Bank (WUB) assets to NN Group and the deconsolidation of ING Vysya Bank, lower margins on current accounts due to the low interest environment, and lower interest results at Bank Treasury. Commission income rose 2.0% to EUR 2,290 million. Investment and other income fell to EUR 285 million, from EUR 3,062 million in 2013. This decline was mainly explained by the aforementioned EUR 2,151 million negative swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, as well as the negative swing in CVA/DVA adjustments in Wholesale Banking and the Corporate Line (which were EUR 273 million negative in 2014, compared with EUR 74 million of positive CVA/DVA impacts in 2013), while 2013 was furthermore supported by a EUR 99 million one-off gain on the unwinding of the IABF following the agreement with the Dutch state. Excluding these items, investment and other income was 16.6% lower, mainly due to lower dividend income.

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

The Banking business lines are analyzed using underlying result before tax in a format that is similar to the IFRS-IASB profit and loss account.

RETAIL NETHERLANDS

Amounts in millions of euros	2015	2014	2013
Underlying income:
Interest result	3,683	3,778	3,610
Commission income	515	464	460
Investment income and other income	205	87	128

Total underlying income	4,403	4,330	4,198

Underlying expenditure:
Operating expenses	2,475	2,678	2,409
Additions to the provision for loan losses	433	714	877

Total expenditure	2,908	3,392	3,286

Underlying result before tax	1,495	938	912
Taxation	391	243	241
Minority interests

Underlying net result	1,104	694	671

Special items	-58	-63	-107

Net result	1,046	631	564

Year ended 31 December 2015 compared to year ended 31 December 2014

The underlying result before tax of Retail Netherlands rose to EUR 1,495 million from EUR 938 million in 2014, mainly due to lower risk costs and lower expenses. Operating expenses declined by EUR 203 million, predominantly due to EUR 349 million of redundancy provisions taken in 2014. Excluding these provisions, underlying result before tax rose 16.2%. Underlying income increased 1.7% to EUR 4,403 million. The interest result was supported by higher margins on lending and savings, which largely compensated for a decline in lending volumes. Lower lending volumes were partly caused by the continued transfer of Westland Utrecht (WUB) mortgages to NN Group and the run-off in the WUB portfolio. Net core lending (excluding the WUB portfolio, Bank Treasury products and movement in the mortgage hedge) declined by EUR 2.9 billion due to higher repayments on mortgages and muted demand for business lending. The net production in customer deposits (excluding Bank Treasury) was EUR 3.5 billion, reflecting increases in both savings and current accounts. Commission income was up 11.0% and investment and other income rose by EUR 118 million, in part due to positive hedge ineffectiveness, while 2014 included a one-off loss on the sale of real estate in own use. Excluding the redundancy provisions in 2014, operating expenses increased 6.3%, mainly due to higher regulatory costs, investments in IT, some smaller restructuring provisions and a provision for potential compensation related to certain floating interest-rate loans and interest-rate derivatives that were sold in the Netherlands. This increase was partly offset by the benefits from the ongoing cost-savings programmes. The cost-savings programmes remain on track to realise EUR 675 million of annual cost savings by the end of 2017. Of this amount, EUR 438 million has been realised since 2011. Risk costs declined 39.4% to EUR 433 million from EUR 714 million in 2014, both in residential mortgages and business lending, supported by a recovery in the Dutch economy.

Underlying net result rose to EUR 1,104 million in 2015 compared with EUR 694 million in 2014, while the net result increased to EUR 1,046 million in 2015 compared with EUR 631 million in 2014. Special items after tax in 2015 were EUR -58 million, while special items after tax in 2014 were EUR -63 million. Both were fully related to restructuring programmes in Retail Netherlands that were announced before 2013.

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Netherlands rose to EUR 938 million from EUR 912 million in 2013, mainly due to higher income and lower risk costs, while operating expenses increased substantially predominantly due to EUR 314 million of redundancy provisions to take the next step in digital banking in the Netherlands (announced on 25 November 2014), EUR 11 million for further restructuring at WUB (related to outsourcing of activities) and EUR 24 million of additional redundancy provisions taken in the third quarter, while 2013 included EUR 97 million of additional restructuring provisions. Excluding these provisions, underlying result before tax rose 27.6%. Underlying income increased to EUR 4,330 million, up 3.1% compared with EUR 4,198 million in 2013, reflecting higher margins on lending and savings, which more than compensated for a decline in volumes due to transfer of mortgages of WestlandUtrecht Bank (WUB) to NN Group as of mid-2013, higher mortgage prepayments and lower results from Bank Treasury. In 2014, the total mortgage portfolio declined by EUR 3.2 billion, of which EUR 1.2 billion was due to additional transfers of WUB mortgages to NN Bank. The net production in other customer lending (excluding Bank Treasury) was EUR -2.8 billion. Net production in customer deposits (excluding Bank Treasury) was EUR 0.6 billion in 2014, reflecting increases in savings partly offset by current accounts. Investment and other income declined by EUR 41 million on last year, in part due to a EUR 23 million one-off loss on the sale of real estate in own use in the second quarter of 2014. Excluding the aforementioned redundancy provisions, operating expenses increased 0.7% on 2013, as higher pension costs and IT spending were only partly offset by the benefits from the ongoing cost-efficiency programmes and the transfer of part of the WUB organization to NN Bank as of mid-2013. Net additions to loan loss provisions declined to EUR 714 million from EUR 877 million in 2013, both in residential mortgages and business lending, reflecting a gradual economic recovery in the Netherlands.

Underlying net result rose to EUR 694 million in 2014 compared with EUR 672 million in 2013, while the net result increased to EUR 631 million in 2013 compared with EUR 564 million in 2013. Special items after tax in 2014 were EUR -63 million, fully related to the previously announced restructuring programmes. Special items after tax in 2013 were EUR -107 million, mainly related to the previously announced restructuring programmes and the transfer of WUB activities to NN Group.

RETAIL BELGIUM

Amounts in millions of euros	2015	2014	2013
Underlying income:
Interest result	1,953	1,998	1,860
Commission income	397	376	343
Investment income and other income	195	243	194

Total underlying income	2,546	2,617	2,397

Underlying expenditure:
Operating expenses	1,532	1,524	1,500
Additions to the provision for loan losses	169	142	183

Total expenditure	1,701	1,667	1,683

Underlying result before tax	845	951	715
Taxation	255	256	213
Minority interests	6	1	-4

Underlying net result	583	693	506

Net result	583	693	506

Year ended 31 December 2015 compared to year ended 31 December 2014

The underlying result before tax of Retail Belgium fell 11.1% to EUR 845 million in 2015 compared with EUR 951 million in 2014, mainly due to lower income and higher risk costs. Underlying income declined 2.7% to EUR 2,546 million, from EUR 2,617 million in 2014. The interest result decreased 2.3% due to lower margins on lending products and current accounts, which was only partly compensated by higher volumes in most products. The net production in the customer lending portfolio (excluding Bank Treasury) was EUR 1.7 billion in 2015, of which EUR 1.1 billion in mortgages and EUR 0.6 billion in other lending. Net customer deposits grew by EUR 3.0 billion. Operating expenses increased 0.5% to EUR 1,532 million, as higher regulatory expenses and some additional restructuring costs were largely offset by a decrease in staff expenses and a value-added tax refund. The cost-savings programme announced by ING Belgium in early 2013 with the aim of realising EUR 160 million cost savings by the end of 2017 was successfully concluded by the end of 2015. Risk costs increased by EUR 27 million to EUR 169 million, or 59 basis points of average risk-weighted assets. The increase was mainly in business lending and consumer lending, while risk costs for mortgages declined.

Both underlying net result and net result decreased by EUR 110 million, or 15.9%, to EUR 583 million in 2015 from EUR 693 million in 2014.

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Belgium rose 33.0% to EUR 951 million in 2014 compared with EUR 715 million in 2013, mainly due to higher income. Total underlying income rose 9.2% to EUR 2,617 million, from EUR 2,397 million in 2013. The interest result increased 7.4% driven by higher volumes in almost all products and increased margins on mortgages and savings. The net production in the customer lending portfolio (excluding Bank Treasury) was EUR 5.0 billion in 2014, of which EUR 1.8 billion in mortgages and EUR 3.2 billion in other customer lending. Net customer deposits increased by EUR 4.0 billion, mainly in current accounts. Operating expenses increased to EUR 1,524 million, compared with EUR 1,500 million in 2013. The increase was mainly due to higher Belgium bank taxes and increased IT costs, partly offset by lower staff expenses as a result of lower headcount in the Retail branch network. The net addition to loan loss provisions declined by EUR 41 million to EUR 142 million, or 57 basis points of average risk-weighted assets, compared with 2013. The net addition for business lending and non-mortgage lending to private persons declined by EUR 58 million, while risk costs for mortgages were EUR 16 million higher.

Both underlying net result and net result increased by EUR 187 million, or 37.0%, to EUR 693 million in 2014 from EUR 506 million in 2013.

RETAIL GERMANY

Amounts in millions of euros	2015	2014	2013
Underlying income:
Interest result	1,634	1,500	1,303
Commission income	172	143	114
Investment income and other income	104	-27	-30

Total underlying income	1,910	1,615	1,387

Underlying expenditure:
Operating expenses	842	773	709
Additions to the provision for loan losses	57	72	82

Total expenditure	899	845	790

Underlying result before tax	1,012	771	597
Taxation	328	230	185
Minority interests	2	1	1

Underlying net result	681	540	412

Net result	681	540	412

Year ended 31 December 2015 compared to year ended 31 December 2014

Retail Germany’s underlying result before tax increased 31.3% to EUR 1,012 million compared with EUR 771 million in 2014, driven by strong income growth. Underlying income rose 18.3% to EUR 1,910 million. This increase mainly reflects higher interest results following continued business growth and improved margins on savings. Margins on lending and current accounts were somewhat lower. Net inflow in customer deposits (excluding Bank Treasury) was EUR 6.4 billion in 2015. The net production in customer lending (excluding Bank Treasury and movement in the mortgage hedge) was EUR 2.5 billion, of which EUR 1.6 billion was in mortgages and EUR 0.9 billion in consumer lending. Investment and other income was EUR 104 million in 2015, compared with a loss of EUR 27 million in 2014, mainly due to higher realised gains on the sale of bonds and a positive swing in hedge ineffectiveness results. Operating expenses increased 8.9% compared with 2014 to EUR 842 million. The increase mainly reflects higher regulatory costs, an increase in headcount at both ING-DiBa and Interhyp, as well as investments to support business growth and attract primary banking clients. The cost/income ratio improved to 44.1% from 47.8% in 2014. The net addition to loan loss provisions declined to EUR 57 million, or 23 basis points of average risk-weighted assets, from EUR 72 million, or 29 basis points, in 2014, reflecting the better performance in the German mortgage book.

Both underlying net result and net result increased by EUR 141 million, or 26.1%, to EUR 681 million in 2015 from EUR 540 million in 2014.

Year ended 31 December 2014 compared to year ended 31 December 2013

Retail Germany’s underlying result before tax increased 29.1% to EUR 771 million in 2014, compared with EUR 597 million in 2013, driven by strong income growth. Underlying income rose 16.4% to EUR 1,615 million compared with EUR 1,387 million in 2013. This increase mainly reflects higher interest results following continued business growth and improved margins on savings; the margins on lending and current accounts were somewhat lower. Commission income was EUR 29 million higher, mainly in security brokerage and advisory fees. Customer deposits (excluding Bank Treasury) continued to grow with an increase of EUR 7.2 billion in 2014, despite a further reduction of client savings rates. The net production in customer lending (excluding Bank Treasury and movement in the mortgage hedge) was EUR 0.8 billion, of which EUR 1.1 billion was in residential mortgages and EUR -0.2 billion in other customer lending. Operating expenses increased 9.0% compared with 2013 to EUR 773 million. The increase primarily reflects an increase in headcount at both ING-DiBa and Interhyp, as well as investments to support business growth and attract primary banking clients. The net additions to loan loss provisions declined to EUR 72 million (or 29 basis points of average risk-weighted assets) from EUR 82 million (or 37 basis points of average risk-weighted assets) in 2013.

Both underlying net result and net result increased by EUR 128 million, or 31.1%, to EUR 540 million in 2014 from EUR 412 million in 2013.

RETAIL OTHER

Amounts in millions of euros	2015	2014	2013
Underlying income:
Interest result	1,906	1,806	1,804
Commission income	276	329	342
Investment income and other income	186	201	259

Total underlying income	2,369	2,336	2,405

Underlying expenditure:
Operating expenses	1,582	1,481	1,600
Additions to the provision for loan losses	210	165	279

Total expenditure	1,792	1,646	1,879

Underlying result before tax	577	690	527
Taxation	142	139	120
Minority interests	48	51	66

Underlying net result	387	500	342

Divestments	367	202	-42

Net result	754	702	299

Year ended 31 December 2015 compared to year ended 31 December 2014

Retail Other’s underlying result before tax decreased to EUR 577 million, from EUR 690 million in 2014. The decline was primarily attributable to lower income in Italy due to EUR 97 million of non-recurring charges related to increased prepayments and renegotiations of fixed-term mortgages and a EUR 31 million one-off charge in regulatory expenses related to the bankruptcy of SK Bank in Poland. Excluding both items result before tax increased 2.2%. Total underlying income rose by EUR 33 million, or 1.4%, to EUR 2,369 million. This increase is attributable to higher interest results stemming from higher volumes in most countries, partly offset by the aforementioned non-recurring charges in Italy. The net inflow of customer deposits, adjusted for currency effects and Bank Treasury, was EUR 8.0 billion, with growth mainly in Spain, Poland, Turkey and Romania. Net customer lending (also adjusted for the sale of mortgage portfolios in Australia) rose by EUR 7.8 billion, mainly due to growth in Australia, Poland and Spain. Operating expenses increased by EUR 101 million, or 6.8%, versus 2014, largely as a result of higher regulatory costs (including the one-off charge in Poland), investments to support business growth in most of the business units and inflation adjustments in the Growth Markets. The addition to the provision for loan losses was EUR 210 million, or 45 basis points of average risk weighted assets, up from EUR 165 million, or 40 basis points, in 2014. The increase was mainly visible in Turkey and Poland.

Underlying net result declined to EUR 387 million in 2015 compared with EUR 500 million in 2014, while the net result increased to EUR 754 million in 2015 compared with EUR 702 million in 2014. In 2015, the impact of divestments was EUR 367 million, reflecting the result from the merger between ING Vysya and Kotak. In 2014, the impact of divestments was EUR 202 million and related to the change in accounting of ING Vysya Bank.

Year ended 31 December 2014 compared to year ended 31 December 2013

The underlying result before tax of Retail Other increased to EUR 690 million, compared with EUR 527 million in 2013. The higher results mainly reflect better commercial results in Poland, Italy and Romania and lower losses in the UK Legacy run-off portfolio. This was in part offset by lower results from Turkey and a lower dividend from the Bank of Beijing. Underlying income decreased by EUR 69 million to EUR 2,336 million from EUR 2,405 million in 2013. This decline was caused by the deconsolidation of ING Vysya Bank at the end of March 2014, following changes in the company’s governance. Adjusted for the deconsolidation of ING Vysya Bank, income increased 5.4% due to higher interest results supported by increased volumes. In 2014, net customer deposits, excluding currency effects, Bank Treasury and the deconsolidation of ING Vysya Bank, grew by EUR 5.5 billion with growth in most countries, notably Spain and Poland. Net production in customer lending (also adjusted for the sale of a mortgage portfolio in Australia) was EUR 4.6 billion, mainly in Turkey, Poland, Australia and Spain. Operating expenses declined by EUR 119 million compared with previous year, but were up 0.7% when excluding ING Vysya Bank. This increase was mainly due to strategic investments to support business growth, largely offset by favourable currency impacts. The net addition to the provision for loan losses was EUR 165 million, or 40 basis points of average risk-weighted assets, down from EUR 279 million, or 66 basis points of average risk-weighted assets, in 2013. This decline was predominantly caused by the deconsolidation of ING Vysya Bank and a small net release in the UK Legacy portfolio, whereas 2013 included an addition of EUR 60 million.

Underlying net result increased to EUR 500 million in 2014, from EUR 342 million in 2013. The net result jumped to EUR 702 million from EUR 299 million in 2013. In 2014, the change in accounting of ING Vysya Bank resulted in a net gain of EUR 202 million. The impact of divestments in 2013 was EUR -42 million, fully related to the closing of the sale of ING Direct UK in March 2013.

WHOLESALE BANKING

Amounts in millions of euros	2015	2014	2013
Underlying income:
Interest result	3,567	3,534	3,250
Commission income	964	980	989
Investment income and other income	2,239	33	2,863

Total underlying income	6,770	4,547	7,102

Underlying expenditure:
Operating expenses	2,571	2,407	2,352
Additions to the provision for loan losses	478	500	868

Total expenditure	3,048	2,907	3,220

Underlying result before tax	3,721	1,641	3,882
Taxation	962	357	963
Minority interests	16	26	27

Underlying net result	2,744	1,258	2,892

Net result	2,744	1,258	2,892

Year ended 31 December 2015 compared to year ended 31 December 2014

Wholesale Banking posted a good set of results on the back of continued strong Industry Lending performance, good volume growth and improved Financial Markets results. The underlying result before tax rose to EUR 3,721 million in 2015, from EUR 1,641 million in 2014. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic were EUR 1,161 million in 2015 compared to EUR -346 million in 2014. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA) in Wholesale Banking, fully recorded in Financial Markets, were EUR 181 million positive in 2015 versus EUR 216 million of negative adjustments in 2014. Excluding the aforementioned fair value changes on derivatives related to asset-liability-management activities, underlying result before tax rose 28.9% from 2014. Also excluding CVA/DVA impacts, the increase was 8.0%.

Industry Lending posted an underlying result before tax of EUR 1,464 million, up 11.0% compared with 2014. This increase was mainly caused by higher income in Structured Finance and Real Estate Finance due to strong volume growth, partly offset by a EUR 92 million impairment on an equity stake. Underlying result before tax from General Lending & Transaction Services declined 8.3% to EUR 467 million, due to higher expenses and risk costs, while income growth was limited due to some pressure on margins. Financial Markets recorded an underlying result before tax of EUR 483 million, up from EUR 133 million in 2014, mainly reflecting the aforementioned positive swing in CVA/DVA impacts. The underlying result of Bank Treasury, Real Estate & Other turned to a profit of EUR 1,307 million versus a loss of EUR 321 million in 2014, mainly reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities. Furthermore, the result was supported by higher Bank Treasury income, while the results in the run-off businesses increased due to improved sales results in Real Estate Development and lower risk costs in Leasing.

Underlying income rose 48.9% on 2014, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management-activities. Excluding this item, income rose 14.6% on 2014, mainly in Financial Markets and Industry Lending. The net production of customer lending (excluding Bank Treasury and currency impacts) was EUR 11.6 billion in 2015. Wholesale Banking grew the net core lending book, also adjusted for the Lease run-off, by EUR 13.0 billion in 2015, due to strong growth in Structured Finance and – to a lesser extent – Real Estate Finance and Transaction Services. Customer deposits (excluding currency impacts and Bank Treasury) remained flat compared with a year ago. Operating expenses increased 6.8% to EUR 2,571 million, mainly due to higher FTEs to support business growth, increased regulatory expenses and positive currency impacts. The previously announced restructuring programmes are on track to realise EUR 340 million of annual cost savings by 2017; of this amount EUR 260 million of cost savings had been realized so far. Risk costs declined to EUR 478 million, or 33 basis points of average risk-weighted assets (RWA), from EUR 500 million, or 37 basis points, in 2014. Lower risk costs were mainly visible in Real Estate Finance and the lease run-off business, while risk costs in Structured Finance and General Lending were up in absolute terms, but declined as a percentage of average RWA.

Both underlying net result and net result more than doubled to EUR 2,744 million in 2015 compared with EUR 1,258 million in 2014.

Year ended 31 December 2014 compared to year ended 31 December 2013

Wholesale Banking’s underlying result before tax fell to EUR 1,641 million in 2014 from EUR 3,882 million in 2013. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, Belgium and Czech Republic were EUR -346 million in 2014 compared with EUR 1,805 million in 2013. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR 216 million negative in 2014 versus EUR 173 million of positive adjustments in 2013. Furthermore, 2014 included EUR 50 million of additional redundancy provisions taken for the next steps in digital banking in the Netherlands and the ongoing transformation programmes in Wholesale Banking versus EUR 17 million of additional redundancy provisions in 2013. Excluding these impacts, underlying result of Wholesale Banking was up 17.2% on 2013.

Industry Lending posted an underlying result before tax of EUR 1,319 million, up 36.5% compared with 2013. This increase was mainly caused by lower risk costs in Real Estate Finance, and higher income in Structured Finance due to strong volume growth. This was partly offset by lower income from Real Estate Finance due to a downsizing of the portfolio. General Lending & Transaction Services’ underlying result before tax declined 3.6% to EUR 509 million, due to higher risk costs. Expenses were slightly lower, while income remained flat. Financial Markets recorded an underlying result before tax of EUR 133 million, down from EUR 596 million in 2013, mainly reflecting the aforementioned negative swing in CVA/DVA impacts. The underlying result of Bank Treasury, Real Estate & Other (which included the EUR 50 million of additional redundancy provisions taken in 2014) turned to a loss of EUR 321 million, compared with a profit of EUR 1,793 million in 2013, mainly reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities.

Underlying income declined 36.0% to EUR 4,548 million compared with EUR 7,102 million in 2013, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management activities and the negative swing in CVA/DVA. Excluding these items, income declined 0.3% on 2013, mainly in Financial Markets and the run-off businesses, in part offset by higher income in Structured Finance. Net customer lending, adjusted for currency impacts and Bank Treasury products, increased by EUR 3.9 billion in 2014, mainly due to strong growth in Structured finance and Transaction Services, while the volumes in Real Estate Finance and the Lease run-off portfolio declined. Net customer deposits (excluding currency impacts and Bank Treasury) grew by EUR 6.2 billion in 2014, while the outflow in Bank Treasury products was EUR 6.0 billion. Operating expenses increased 2.3% to EUR 2,407 million, compared with EUR 2,352 million in 2013. Excluding the aforementioned redundancy provisions, operating expenses increased 0.9% on 2013. Risk costs fell to EUR 500 million, or 37 basis points of average risk-weighted assets, from EUR 868 million, or 68 basis points of average risk-weighted assets, in 2013. The decrease was mainly visible in Real Estate Finance and - to a lesser extent - the lease run-off business, while risk costs were up in General Lending.

Both underlying net result and net result decreased by EUR 1,634 million, or 56.5%, to EUR 1,258 million in 2014 compared with EUR 2,892 million in 2013.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2015, 2014 and 2013, reference is made to page F-3 for the complete consolidated balance sheet 2015 of ING Group.

Amounts in billions of euros	2015	2014	2013
Cash and balances with central banks	21.5	12.2	13.3
Amounts due from banks	30.0	37.1	43.0
Investments	94.8	97.6	141.0
Financial assets at fair value through the profit and loss account	138.0	144.1	165.2
Loans and advances to customers	533.4	512.4	527.0
Assets held for sale	2.2	165.4	156.9
Other assets	18.0	18.9	30.2

Total assets	837.9	987.7	1,076.6

Shareholders’ equity	45.0	47.6	42.3
Non-voting equity securities	0.0	0.0	1.5

	45.0	47.6	43.8
Minority interests	0.6	8.0	5.9

Total equity	45.6	55.6	49.7

Insurance and investment contracts	0.0	0.0	111.8
Amounts due to banks	33.8	30.0	27.2
Customer deposits and other funds on deposits	500.8	483.9	474.3
Financial liabilities at fair value through the profit and loss account	105.7	116.7	98.5
Debt securities in issue/other borrowed funds	130.4	137.6	141.4
Liabilities held for sale	0.0	142.1	146.4
Other liabilities	21.6	21.7	27.3

Total equity and liabilities	837.9	987.6	1,076.6

Shareholders’ equity per Ordinary Share (in EUR)	11.62	12.36	11.02

As explained in ‘Presentation of information’ under ‘Change in accounting approach NN Group Anchor transaction’, the shareholders’ equity, other liabilities and shareholders’ equity per ordinary share for the year 2014 have been amended.

Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.

The comparison of the balance sheets is impacted by the classification of businesses as held for sale and discontinued operations. As of 2013, Voya was classified as held for sale and discontinued operations and ING Group’s business in Japan was reclassified to continuing operations. In 2014, Voya was deconsolidated following the loss of control. ING’s remaining interest in Voya is presented as an available-for-sale investment held for sale at 31 December 2014. As of 2014, NN Group, including ING Group’s business in Japan, is classified as held for sale and discontinued operations. In the first quarter of 2015, the remaining stake in Voya was sold. Following further divestments, NN Group was deconsolidated in May 2015.

Year ended 31 December 2015 compared to year ended 31 December 2014

ING Group decreased its total assets in 2015 by EUR 150 billion, or 15.2%, to EUR 838 billion at year-end 2015 compared to EUR 988 billion at year-end 2014. Total assets excluding assets held for sale (mainly NN Group), increased by EUR 13 billion, including EUR 11 billion of positive currency impacts. Excluding currency impacts, ING Group grew its core customer lending base by EUR 22 billion, and cash and balances at central banks were up by EUR 9 billion. These increases were largely offset by reductions in amounts due from banks, investments and financial assets at fair value through P&L (due to lower valuation of trading derivatives) and by a reduction in non-core customer lending (amongst others in the WUB and Lease run-off portfolios).

ING Group continued to improve its funding profile, as customer deposits and other funds on deposit increased by EUR 17 billion, with an EUR 11 billion increase in savings and EUR 12 billion increase in credit balances on customer accounts, partly offset by a decrease in deposits from asset managers and corporate treasurers, all excluding currency impacts. Debt securities in issue mainly decreased due to a reduction in short-term CD/CPs.

Shareholders’ equity decreased by EUR 2.6 billion, from EUR 47.6 billion at the end of 2014 to EUR 45.0 billion at the end of 2015. The decrease was mainly due to the impact of the divestment of NN Group, partly offset by the net result for the year 2015.

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

Shareholders’ equity increased by EUR 5.3 billion, from EUR 42.3 billion at the end of 2013 to EUR 47.6 billion at the end of 2014. The increase was mainly due to the net result for the year 2014 of EUR 1.0 billion and higher debt and equity revaluation reserves, net of deferred interest crediting to life policyholders, due to lower interest rates partly offset by the impact of the IPO of NN Group of EUR 3.3 billion.

Non-voting equity securities declined by EUR 1.5 billion to EUR 0 billion as the Dutch State was fully repaid in November 2014.

LIQUIDITY AND CAPITAL RESOURCES

ING Groep N.V. is a holding company whose principal asset is its investments in the capital stock of its primary banking subsidiary. The liquidity and capital resource considerations for ING Groep N.V. and ING Bank vary in light of the business conducted by each, as well as the regulatory requirements applicable to the Group in the Netherlands and the other countries in which it does business. ING Groep N.V. has no employees and substantially all of ING Groep N.V.’s operating expenses are allocated to and paid by its operating companies.

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2015 was EUR 12,376, at 31 December 2014 EUR 13,493 million and at 31 December 2013 EUR 13,406 million. The EUR 12,376 million of debt and capital securities outstanding at 31 December 2015 consisted of subordinated loans of EUR 8,643 million and debenture loans of EUR 3,733 million, both specified below:

Subordinated loans

Amounts in millions of euros Interest rate	Year of issue	Due date	Balance sheet value
6.500%	2015	Perpetual	1,139
6.000%	2015	Perpetual	912
4.000%	2014	Perpetual	338
9.000%	2008	Perpetual	10
6.375%	2007	Perpetual	960
5.140%	2006	Perpetual	90
6.125%	2005	Perpetual	635
Variable	2004	Perpetual	568
6.200%	2003	Perpetual	454
Variable	2003	Perpetual	428
7.200%	2002	Perpetual	1,004
7.050%	2002	Perpetual	727
Variable	2000	31 December 2030	1,378

			8,643

Debenture loans

Amounts in millions of euros Interest rate	Year of issue	Due date	Balance sheet value
4.699%	2007	01 June 2035	151
4.750%	2007	31 May 2017	1,833
Variable	2006	11 April 2016	1,000
4.125%	2006	11 April 2016	749

			3,733

At 31 December 2015, 2014 and 2013, ING Groep N.V. also owed EUR 125 million, EUR 150 million and EUR 1,115 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. The EUR 286 million owed by ING Groep N.V. to ING Group companies at 31 December 2015 was owed to ING Bank companies, as a result of normal intercompany transactions.

On the maturity profile of borrowings and a further description of the borrowings reference is made to Notes 14 ‘Subordinated Loans’, 15 ‘Debt securities in issue’ and 16 ‘Other borrowed funds’ in Note 2.1 to the consolidated financial statements. The use of financial instruments for hedging purposes is described in Note 41 ‘Derivatives and hedge accounting’ in Note 2.1 to the consolidated financial statements, reference is made to that note.

In October 2008, ING issued core Tier 1 Securities to the Dutch State for a total consideration of EUR 10 billion. This capital injection qualified as core Tier 1 capital for regulatory purposes.

All of such securities have been repaid in full to the Dutch State; the total amount repaid to the Dutch State on the core Tier 1 Securities was EUR 13.5 billion, including EUR 10 billion in principal and EUR 3.5 billion in interest and premiums. Repayments were completed half a year ahead of the repayment schedule agreed with the European Commission in 2012.

At 31 December 2015, 2014 and 2013, ING Groep N.V. had EUR 49 million, 116 million and EUR 1 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 2,282 million, EUR 1,541 million and EUR 3,837 million in 2015, 2014 and 2013, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank, EUR 2,200 million in 2015, EUR 1,225 million in 2014 and EUR 2,955 million in 2013, and from NN Group EUR 82 million in 2015, EUR 315 million in 2014 and EUR 882 million in 2013, respectively. On the other hand, ING Groep N.V. injected EUR 57 million, EUR 850 million and EUR 1,000 million into its direct subsidiaries during the reporting year 2015, 2014 and 2013, respectively. All of these amounts were injected into NN Group. ING Groep N.V. and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries.

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended 31 December 2015 compared to year ended 31 December 2014

Net cash flow from operating activities amounted to EUR 10,577 million for the year ended 31 December 2015, compared with EUR 12,019 million for the year ended 31 December 2014. The decrease in cash flow from operating activities of EUR 1,442 is due to an increased cash outflow re loans and advances partly due to increased corporate lending offset by an increased cash inflow from amounts due to and from banks.

Net cash inflow from investing activities was EUR 4,196 million (2014: EUR -7,419 million cash outflow). Investments in available-for-sale securities was EUR 47,858 million and EUR 85,799 million in 2015 and 2014, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 52,675 million and EUR 69,444 million in 2015 and 2014, respectively.

Net cash flow from financing activities was EUR -11,165 million in 2015, compared to EUR -4,663 million in 2014. The increase in cash outflow of EUR 6,502 million in net cash flow from financing activities is mainly due to the repayment of and proceeds from borrowed funds and debt securities.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2015 of EUR 20,379 million, compared with EUR 17,113 million at year-end 2014, an increase of EUR 3,266 million from 2014 levels.

Specification of cash position

Amounts in millions of euros	2015	2014
Treasury bills and other eligible bills	363	677
Amounts due from/to banks	-1,442	-2,036
Cash and balances with central banks	21,458	12,233
Cash and cash equivalents classified as Assets held for sale	0	6,239

Cash and cash equivalents at end of year	20,379	17,113

Year ended 31 December 2014 compared to year ended 31 December 2013

Net cash flow from operating activities amounted to EUR 10,725 million for the year ended 31 December 2014, compared with EUR -8,418 million for the year ended 31 December 2013. This increase was mainly due to trading assets/liabilities and amounts due to/from banks, partly offset by loans and advances to customers. The cash flow generated through the customer deposits and other funds on deposit was EUR 20,318 million and EUR 25,585 million for 2014 and 2013, respectively.

Net cash flow from investment activities in 2014 was EUR -6,564 million, compared to EUR 9,269 million in 2013. The decrease was mainly caused by available-for-sale investments and investments for risk of policyholders.

Net cash flow from financing activities was EUR -4,224 million in 2014, compared to EUR -8,703 million in 2013. The increase of EUR 4,479 million in net cash flow from financing activities is mainly due to the repayment of and proceeds from borrowed funds and debt securities.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2014 of EUR 17,113 million, compared with EUR -17,180 million at year-end 2013, a decrease of EUR 67 million from 2013 levels.

Specification of cash position

Amounts in millions of euros	2014	2013
Treasury bills and other eligible bills	677	574
Amounts due from/to banks	-2,036	1,015
Cash and balances with central banks	12,233	13,316
Cash and cash equivalents classified as Assets held for sale	6,239	2,275

Cash and cash equivalents at end of year	17,113	17,180

Capital Adequacy ING Group

ING Group Capital position

	(fully-loaded)		(phased-in)
Amounts in millions of euros	2015	2014	2015	2014
Shareholders’ equity [1]	44,972	46,634	44,972	46,634
Differences IFRS-IASB and IFRS-EU	2,860	3,790	2,860	3,790
- Deductions of significant investments in financial institutions	-1,389	-14,103	-558	-4,631
- Proposed dividend	-1,586	-470	-1,586	-470
- Other adjustments	-4,069	-4,339	-4,134	-4,780

Regulatory adjustments	-7,044	-18,912	-6,278	-9,881

Available common equity Tier 1 capital	40,788	31,512	41,554	40,543
Additional Tier 1 securities[2]	6,574	5,727	6,574	5,727
Regulatory adjustments additional Tier 1	0	0	-1,716	-5,727

Available Tier 1 capital	47,362	37,239	46,412	40,543
Supplementary capital Tier 2 bonds[3]	8,570	9,371	8,570	9,371
Regulatory adjustments Tier 2	102	103	-657	-6,081

Available Total capital	56,034	46,713	54,325	43,834
Risk weighted assets[4]	321,151	300,758	321,135	300,647
Common equity Tier 1 ratio	12.70%	10.48%	12.94%	13.49%
Tier 1 ratio	14.75%	12.38%	14.45%	13.49%
Total capital ratio	17.45%	15.53%	16.92%	14.58%

[1]	Shareholders’ equity (parent), as at 31 December 2014, is not adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction.
[2]	Including EUR 2,061 million is CRR/CRD IV compliant and EUR 5,187 million (2014: EUR 5,727 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. This amount is presented net of positions on-lent to Insurance.
[3]	Including EUR 6,229 million is CRR/CRD IV-compliant and EUR 2,341 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[4]	The fully-loaded RWA deviated from the phased-in RWA as a result of a slightly higher threshold to which the significant Financial Institutions are risk weighted.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

Group capital position: Deductions of significant investments in financial institutions according to CRR/CRD IV

	(fully loaded)		(phased in)
Amounts in millions of euros	2015	2014	2015	2014
Shareholders’ equity [1]	44,972	46,634	44,971	46,634
Differences IFRS-IASB and IFRS-EU	2,860	3,790	2,861	3,790
Deductions	-5,655	-4,809	-5,720	-5,250

Group’s eligible common equity Tier 1 capital	42,178	45,615	42,113	45,175
NN Group equity	2,153	13,549	2,153	13,549
Voya equity)	0	1,591	0	1,591
Bank of Beijing	2,575	2,090	2,575	2,090
Other significant investments	878	1,434	878	1,434

Total significant investments in FIs	5,607	18,664	5,607	18,664
10% of Group’s common equity Tier 1	-4,218	-4,561	-4,211	-4,517

Total deduction	1,389	14,103	1,396	14,147

Deduction common equity Tier 1 capital	1,389	14,103	558	4,631
Deduction Tier 1 capital			977	8,488
Deduction BIS capital			1,396	14,147

[1]	Shareholders’ equity (parent), as at 31 December 2014, is not adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

As per 31 December 2015 the total amount of available distributable items following the CRD IV definition is EUR 36,217 million, slightly higher compared with EUR 35,967 million in 2014.

ING Group available distributable items according to the CRR/CRD IV

Amounts in millions of euros	2015	2014[1]
Share premium	16,054	16,046
Other reserve	18,271	17,807
Differences IFRS-IASB and IFRS-EU	2,860	3,790
Share of associate reserve	5,715	11,853
Non distributable	-6,832	-13,719

Total	36,068	35,777
Interest expenses on own fund instruments	149	190

Distributable items	36,217	35,967

[1]	Shareholders’ equity (parent), as at 31 December 2014, is not adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction.

Maximum Distributable Amount (MDA) threshold corresponds to the regulatory Common equity Tier 1 requirement for ING Group, currently 10.25% for ING Group. The impact from countercyclical buffer requirements was insignificant at the start of 2016. As the transitional Common equity Tier 1 ratio of Group stood at 12.94% per 31 December 2015, the buffer to MDA is currently 269 basis points. With ING Group Risk weighted assets of EUR 321,135 million per 31 December 2015, the buffer to MDA amounted to EUR 8,638 million at year end.

Throughout 2015 the regulatory landscape continued to change at an even faster pace. Multiple initiatives were launched on risk-weighted asset harmonisation as well as initiatives to further increase the resilience of the financial sector. As such, the Financial Stability Board finalised its work on Total Loss Absorbing Capital (TLAC), which is a framework for global systemically important banks (G-SIBs). The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalisation capacity available in resolution for authorities to implement an orderly resolution that minimises impacts on financial stability, maintains the continuity of critical functions, and avoids exposing public funds to loss. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs, but does not limit authorities’ powers under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools.

G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, they will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets (TLAC RWA Minimum) as from 1 January 2019 and at least 18% as from 1 January 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum) as from 1 January 2019, and at least 6.75% as from 1 January 2022. Buffer requirements will come on top of the RWA requirement but not on top of the leverage requirement. In addition, the Single Resolution Board has assumed full power as per 1 January 2016. The work plan for the SRB in 2016 will focus on determining the preferred resolution strategy, the resolution entity and the required amount of Minimum Required Eligble Liabilities (MREL).

ING Group leverage ratio

ING Group’s leverage ratio of 4.8% at 31 December 2015 is calculated using the published IFRS-EU balance sheet, in which notional cash pooling activities are netted, plus off-balance sheet commitments. In January 2015, the EC formally adopted the Delegated Act for the leverage ratio. The pro-forma leverage ratio of ING Group based on the Delegated Act, and with notional cash pooling grossed is 4.4%.

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

Year ended 31 December 2015 compared to year ended 31 December 2014

The EUR 1,548 million decrease in ING Bank’s operating activities, consists of EUR 15,065 million cash inflow for the year ended 31 December 2014, compared to EUR 16,613 million cash inflow for the year ended 31 December 2014.

The cash flow from operating activities was largely effected by the cash outflow from loans and advances caused by increased corporate lending, the cash inflow from Customer funds and other funds entrusted caused by increased Savings and increased current accounts from Corporates. In addition in 2015 there was a strong cash inflow from amounts due and from banks mainly related to less (reverse) repurchase transaction.

Net cash inflow from investing activities was EUR 5,957 million (2014: EUR 10,840 million cash outflow). Investments in available-for-sale securities was EUR 43,196 million and EUR 73,348 million in 2015 and 2014, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 48,232 million and EUR 60,098 million in 2015 and 2014, respectively.

Net cash flow from financing activities in 2015 amounted to a cash outflow of EUR 11,189 million compared to a cash outflow in 2014 of EUR 8,425 million. In 2015 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2015 amounted to EUR 2,200 compared to a dividend payment in 2014 of EUR 1,225.

The operating, investing and financing activities described above resulted in a positive cash flow of EUR 9,833 in 2015 compared to a negative net cash flow of EUR 2,652 million in 2014.

Specification of cash position

Amounts in millions of euros	2015	2014
Cash	363	12,222
Short dated government paper	-1,467	677
Banks on demand	21,458	-2,036

Cash balance and cash equivalents	20,354	10,863

Year ended 31 December 2014 compared to year ended 31 December 2013

At 31 December 2013 and 2012, ING Bank had EUR 13,509 million and EUR 20,612 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position

Amounts in millions of euros	2014	2013
Cash	12,222	11,920
Short dated government paper	677	574
Banks on demand	-2,036	1,015

Cash balance and cash equivalents	10,863	13,509

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

Net cash flow from financing activities in 2014 amounted to a cash outflow of EUR 8,425 million compared to a cash outflow in 2013 of EUR 9,754 million. In 2014 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2014 amounted to EUR 1,225 compared to a dividend payment in 2013 of EUR 2.955.

The operating, investing and financing activities described above resulted in a negative cash flow of EUR 2,652 in 2014 compared to a negative net cash flow of EUR 7,811 million in 2013.

Capital Adequacy ING Bank

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. Reference is made to ‘Capital Management Note 2.2.2’. The capital position table below reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2014 rules. This makes clear which items phase in directly, which phase in gradually and which not yet in 2014. In addition, ING not only reports these metrics for ING Bank, but as of the fourth quarter of 2014 also introduced this analysis for ING Group. During 2015, ING Group and ING Bank were adequately capitalised. The Company believes that presenting this ratio as of December 31, 2015 enhances the understanding of the Company’s regulatory capital position. Please refer to page F-59 for a reconciliation of the fully loaded CET1 ratio to the phased in CET1 ratio.

ING Bank capital position according to CRR/CRD IV

	Fully loaded	Fully loaded	Phased- in	Phased-in
Amounts in millions of euros	2015	2014	2015	2014
Shareholders’ equity	37,997	34,328	37,997	34,328
Difference between IFRS-IASB and IFRS-EU	2,860	3,736	2,860	3,736
Regulatory adjustments	-4,022	-4,395	-4,103	-4,808

Available common equity Tier 1 capital	36,834	33,668	36,753	33,256

Additional Tier 1 securities [1]	7,248	5,727	7,248	5,727
Regulatory adjustments additional Tier 1	0	0	-1,281	-1,883

Available Tier 1 capital	44,083	39,395	42,721	37,100

Supplementary capital Tier 2 bonds [2]	8,570	9,371	8,570	9,371
Regulatory adjustments Tier 2	102	103	-239	-456

Available BIS capital	52,754	48,869	51,052	46,015

Risk weighted assets (3)	318,202	296,427	318,202	296,319
Common equity Tier 1 ratio	11.58%	11.36%	11.55%	11.22%
Tier 1 ratio	13.85%	13.29%	13.43%	12.52%
BIS ratio	16.58%	16.49%	16.04%	15.53%

[1]	Of which EUR 3,531 million (2014: EUR 1,988 million) is CRR/CRD IV compliant and EUR 3,718 million (2014: EUR 3,739 million) to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules. to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[2]	Of which EUR 6,229 million (2014: EUR 5,778 million) is CRR/CRD IV-compliant and EUR 2,341 million (2014: EUR 3,593 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[3]	The fully loaded RWA deviated from the phased-in RWA as a result of higher market values, the significant investments in Financial Institutions for the Bank exceeded 10% of CET1 capital. Only the amount up to this limit (which is lower phased-in than fully loaded) is to be 250% risk weighted, while the excess is deducted.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

ING Bank leverage ratio

ING Bank’s leverage ratio of 4.5% at 31 December 2015 is calculated using the published IFRS-EU balance sheet, in which notional cash pooling activities are netted, plus off-balance sheet commitments. In January 2015, the EC formally adopted the Delegated Act for the leverage ratio. The pro-forma leverage ratio of ING Bank based on the Delegated Act, and with notional cash pooling grossed is 4.1%.

Off balance sheet arrangements

Amounts in millions of euros	Total 2015	Less than one year	More than one year	Total 2014	Less than one year	More than one year
Banking operations
Contingent liabilities in respect of:
- discount bills	0			0
- guarantees	22,629	17,772	4,857	22,397	17,688	4,709
- irrevocable letters of credit	11,162	10,905	257	12,178	11,839	339
- other contingent liabilities	244	244	0	424	416	8
Guarantees issued by ING Groep N.V.	436		436	417		417
Irrevocable facilities	98,378	56,998	41,380	82,345	52,133	30,212

Total	132,414	85,919	46,930	117,761	82,076	35,685

See Note 47 of Note 2.1 to the consolidated financial statements.

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2015 and 2014. Reference is made to Note 20. ‘Other liabilities’ in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 43. ‘Liabilities by contractual maturity’ in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket. Reference is made to Note 51 ‘Structured entities’ in Note 2.1 to the consolidated financial statements for information on securitization arrangements and structured entity details.

Contractual obligations

	Payment due by period
Amounts in millions of euros	Total	Less than one year	1-3 years	3-5 years	More than 5 years
2015
Operating lease obligations	1,248	310	303	231	404
Subordinated loans of Group companies	8,666	0	117		8,549
Preference shares of Group companies	480				480
Debenture loans	121,289	51,211	27,013	17,216	25,849

Total	131,683	51,521	27,433	17,447	35,282

2014
Operating lease obligations	1,045	281	286	94	384
Subordinated loans of Group companies	10,867	889	860		9,118
Preference shares of Group companies	430				430
Debenture loans	126,352	53,599	27,974	15,997	28,782

Total	138,694	54,769	29,120	16,091	38,714

Item 6.	Directors, Senior Management and Employees

SUPERVISORY BOARD

Appointment and dismissal

Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered nonbinding if a resolution of the General Meeting to that e-ect is adopted by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the suitability and reliability requirements set out in the Dutch Financial Supervision Act and must continue to meet these while in office.

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

Function of the Supervisory Board

The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events of ING Group and its business, as well as to provide advice to the Executive Board. In line with Dutch company law, the Articles of Association, the Corporate Governance Code as well as the Supervisory Board Charter, all members of the Supervisory Board are required to:

•	Act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all stakeholders of ING Group;

•	Perform their duties without mandate and independent of any interest in the business of ING Group; and

•	Refrain from supporting one interest without regard to the other interests involved.

According to the Banker’s Oath that was taken by the members of the Supervisory Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must give paramount importance to the interests of the clients.

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

ING Group has taken out liability insurance for the members of the Supervisory Board.

Profile of members of the Supervisory Board

The Supervisory Board has drawn up a profile to be used as a basis for its composition. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.

In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Supervisory Board and ING’s wide range of activities that such individuals may become members of the Supervisory Board of ING Group. Former Executive Board members must wait at least one year before becoming eligible for appointment to the Supervisory Board.

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

ING Group needs to balance several relevant selection criteria when composing its Supervisory Board but strives for an adequate and balanced composition of the board by taking into account all relevant selection criteria including, but not limited to, experience in retail and wholesale banking, gender balance, executive experience, experience in corporate governance and experience in the political and social environment.

Annually, the Nomination Committee assesses the composition of the Supervisory Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Supervisory Board members. After the appointment of Mariana Gheorghe at the Annual General Meeting in May 2015, the composition of the Supervisory Board met the above-mentioned gender balance (33% women). However, after Carin Gorter stepped down in September 2015, the gender balance was no longer met.

Term of appointment of members of the Supervisory Board

A member of the Supervisory Board retires no later than at the end of the first General Meeting held four years after his or her last appointment or reappointment. In accordance with the Corporate Governance Code, members of the Supervisory Board may, as a general rule, be reappointed for two additional four-uear terms    Under special circumstances however, the Supervisory Board may deviate from this general rule, for instance in order to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. As a general rule, members of the Supervisory Board shall also resign at the end of an Annual General Meeting in the year in which they attain the age of 70 and shall not be reappointed. However, the Supervisory Board may, at its discretion, decide to deviate from this age limit. The schedule for resignation by rotation is available on the website of ING Group (www.ing.com).

Ancillary positions/conflicting interests

Members of the Supervisory Board may hold various other directorships, paid positions and ancillary positions and are asked to provide details on these. The Dutch Financial Supervision Act, implementing the fourth EU Capital Requirements Directive (CRD IV), restricts the total number of supervisory board positions or non-executive directorships with commercial organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The European Central Bank may permit a Supervisory Board member to fulfil an additional supervisory board position or non-executive directorship. In the calculation of these maximums, positions with, inter alia, subsidiaries or qualified holdings are not taken into account. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

Members of the Supervisory Board are to disclose material conflicts of interest and potential conflicts of interest and to provide all relevant information relating to them. The Supervisory Board – without the member concerned taking part – then decides whether a conflict of interest exists.

In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING Group.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code, however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents such disclosure; and/or (iii) the information is so competition-sensitive that disclosure could damage the competitive position of ING Group.

Any relation that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, is not considered a significant conflict of interest. Such relationships are not reported, with the exception of any loans that may have been granted. Currently there are no loans and advances outstanding to Supervisory Board members.

Independence

Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded as independent on 31 December 2015. Eric Boyer de la Giroday is not to be considered independent because of his position as Chairman of the Board of Directors of ING Belgium S.A./N.V. and his former positions as member of the Executive Board of ING Group and vice-chairman of the Management Board Banking of ING Bank N.V. On the basis of the NYSE listing standards, all members of the Supervisory Board are to be regarded as independent.

Committees of the Supervisory Board

On 31 December 2015, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. Below you will find an organisational chart of the five committees of the Supervisory Board.

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

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2015, the members of the Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Isabel Martín Castellá, and Robert Reibestein. Following the unforeseen departure in September 2015 of Carin Gorter, no other member of the Audit Committee is considered a “financial expert” as defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Eric Boyer de la Giroday is a financial expert as defined in the Dutch Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as a board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2015, the members of the Risk Committee were: Robert Reibestein (chairman), Eric Boyer de la Giroday, Hermann-Josef Lamberti and Jeroen van der Veer.

The Remuneration Committee’s tasks include advising the Supervisory Board on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2015, the members of the Remuneration Committee were: Henk Breukink (chairman), Joost Kuiper and Jeroen van der Veer.

The Nomination Committee’s tasks include advising the Supervisory Board on the composition of the Supervisory Board and Executive Board. On 31 December 2015, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Henk Breukink, Isabel Martín Castellá and Joost Kuiper.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and reporting on this in the Annual Report and to the General Meeting. It also advises the Supervisory Board on improvements.

On 31 December 2015, the members of the Corporate Governance Committee were: Henk Breukink (chairman) and Jeroen van der Veer.

Company secretary

The Supervisory Board is assisted by the company secretary Cindy van Eldert-Klep.

Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Details of the remuneration are provided in the Remuneration report on page 98. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for longterm investment purposes. Details are given on page 99. Transactions by members of the Supervisory Board in these shares and depositary receipts for shares are subject to the ING regulations regarding insiders.

Information on members of the Supervisory Board

J. (Jeroen) Van der Veer (chairman)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2017)

Former chief executive officer of Royal Dutch Shell plc.

Most relevant ancillary positions pursuant to CRD IV: Chairman of the Supervisory Board of ING Groep N.V., Chairman of the Supervisory Board of ING Bank N.V., Chairman of the Supervisory Board of Koninklijke Philips Electronics N.V., member of the Supervisory Board of Koninklijke Boskalis Westminster N.V.

Other relevant ancillary positions: Member of the Supervisory Board of Het Concertgebouw N.V., member of the Supervisory Council of Nederlands Openluchtmuseum, member of Supervisory Council of Nationale Toneel (theatre), Chairman of the Supervisory Council of Stichting Platform Bèta Techniek, Chairman of the Supervisory Council of the Technical University of Delft, Chairman of the Council of Rotterdam Climate Initiative, member of the Governing Board of the European Institute for Technology & Innovation (EIT), Vice-Chairman of the Global Agenda Council “The future of oil and gas” of the World Economic Forum.

H.J.M. (Hermann-Josef) Lamberti (vice-chairman)

(Born 1956, German nationality, male; appointed in 2013, term expires in 2017)

Former chief operating officer of Deutsche Bank AG.

Most relevant ancillary positions pursuant to CRD IV: Vice-chairman of the Supervisory Board of ING Groep N.V., Vice-chairman of the Supervisory Board of ING Bank N.V., non-executive member of the Board of Directors of Airbus Group N.V., (formerly European Aeronautic Defense and Space Company N.V.), Chairman of the Supervisory Board of Hypo Group Alpe Adria (HAA), SEE (Austria), member of the Supervisory Board Open- Xchange AG, member of the Supervisory Board of Stonebranch. The number of positions held by Hermann- Josef Lamberti currently exceeds the maximum allowed under CRD IV. Steps are being taken to ensure that he will be fully compliant with the CRD requirements in the future.

E.F.C.B. (Eric) Boyer de la Giroday

(Born 1952, Belgian nationality, male: appointed in 2014, term expires in 2018)

Former Vice-Chairman Management Board Banking ING Groep N.V. and ING Bank N.V.

Most relevant ancillary positions pursuant to CRD IV: member of the Supervisory Board of ING Groep N.V. member of the Supervisory Board of ING Bank N.V. Chairman of the Board of Directors of ING Belgium S.A./N.V.

Other relevant ancillary positions: Member of the Finances Consultative Committee of the Fonds de la Recherche Scientifique (FNRS), member of the Finance Consultative Committee of the Fondation Universitaire.

H.W. (Henk) Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2019)

Former managing director of F&C and country head for F&C Netherlands (asset management firm).

Most relevant ancillary positions pursuant to CRD IV: member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of ING Bank N.V., Chairman of the Supervisory Board of NSI N.V. (real estate fund), non-executive director of Brink Groep B.V.

Other relevant ancillary positions: Chairman of the Supervisory Board of Stichting Hoger Onderwijs Nederland, non-Executive Director of Gemeente Museum Den Haag.

I. (Isabel) Martín Castellá

(Born 1947, Spanish nationality, female; appointed in 2013, term expires in 2017)

Former Vice-President and member of the Management Committee of the European Investment Bank.

Most relevant ancillary positions pursuant to CRD IV: member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of ING Bank N.V., member of the Supervisory Board of SACYR S.A.

Other relevant ancillary position: non-executive board member of Fundacíon Konecta.

M. (Mariana) Gheorghe

(Born 1956, Romanian nationality, female, appointed in 2015, term expires in 2019)

General Executive Director of Petrom

Most relevant ancillary positions pursuant CRD IV: member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of ING Bank N.V., Chief Executive Officer of OMV Petrom S.A., Chairwoman of the Supervisory Board of OMV Petrom Marketing SRL, Chairwoman of the Supervisory Board of OMV Petrom Gas SRL, member of the Supervisory Board of OMV Petrom Global Solutions SRL.

Other relevant ancillary positions: member of the Board of Directors in the Foreign Investors Council (FIC) (Romania), Vice-President Aspen Institute (Romania), President of the Institute for Corporate Governance (ICG) (Romania), board member of the World Energy Council (WEC) (Romania), member of the Romanian Association for the Club of Rome.

J.C.L. (Joost) Kuiper

(Born 1947, Dutch nationality, male; appointed in 2011, term expires in 2017)

Former member of the Executive Board of ABN AMRO Bank N.V.

Most relevant ancillary positions pursuant to CRD IV: member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of ING Bank N.V., Chairman of the Supervisory Board of IMC B.V.

Other relevant ancillary positions: member of the advisory Board Boelens & De Gruyter B.V., member of the Advisory Board of Boron, Chairman of the Supervisory Council of Stichting Stadsschouwburg Amsterdam, Chairman of the Board of Stichting Ooglijders Rotterdam, Chairman of Stichting Administratiekantoor Koninklijke Brill.

R.W.P. (Robert) Reibestein

(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, term expires in 2017)

Former senior partner of McKinsey & Company.

Most relevant ancillary position pursuant CRD IV: member of the Supervisory Board of ING Groep N.V., member of the Supervisory Board of ING Bank N.V., member of the Supervisory Board of IMC B.V.

Other relevant ancillary positions: member of the Supervisory Board of Stichting World Wildlife Fund, member of the European Council on Foreign Relations (London).

Changes in the composition

In May 2015, the General Meeting appointed Mariana Gheorghe to the Supervisory Board, while Joost Kuiper and Henk Breukink were reappointed. Carin Gorter stepped down from the Supervisory Board on 3 September 2015. It was decided to nominate a new candidate for appointment by the 2016 Annual General Meeting, for which ING is awaiting the regulator’s approval.

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

Function of the Executive Board

The Executive Board is charged with the management of ING Group, which means, among other things, that it is responsible for setting and achieving ING Group’s objectives, strategy and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the website of ING Group (www.ing.com).

According to the Banker’s Oath that was taken by the members of the Executive Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must give paramount importance to client’s interests.

ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties, as far as permitted by law, on the conditions laid down in their employment or commission contract. ING Group has taken out liability insurance for the members of the Executive Board.

Profile of members of the Executive Board

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.

ING Group aims to have an adequate and balanced composition of its Executive Board. The Supervisory Board annually assesses the composition of the Executive Board. In the context of such assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Executive Board members.

However, because of the fact that ING Group needs to balance several relevant selection criteria when composing its Executive Board, the composition of the Executive Board did not meet the abovementioned gender balance in 2015 (no women). ING Group will continue to strive for an adequate and balanced composition of its Executive Board in future appointments, by taking into account all relevant selection criteria including, but not limited to, gender balance, executive experience, experience in corporate governance of large stock-listed companies and experience in the political and social environment.

Remuneration and share ownership

Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com). Details of the remuneration of members of the Executive Board, including shares granted to them, together with additional information, are provided in the “Remuneration report”.

Ancillary positions/conflicting interests

No member of the Executive Board has corporate directorships at listed companies outside ING.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation from the Corporate Governance Code, however, this does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.

Significant conflicting interests are considered to be absent and are not reported if a member of the Executive Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of their business on terms that apply to all employees. In connection with the aforementioned, “loans” does not include financial products in which the granting of credit is of a subordinated nature, e.g. credit cards and overdrafts in current account, because of a lack of materiality. For an overview of loans granted to members of the Executive Board, see page 117.

Information on members of the Executive Board

R.A.J.G. (Ralph) Hamers, chief executive officer

(Born 1966, Dutch nationality, male; appointed in 2013, term expires in 2017)

Ralph Hamers is a member of the Executive Board of ING Group since 13 May 2013 and was appointed CEO of the Executive Board on 1 October 2013. He also serves as a member and CEO on the Management Board Banking. He joined ING in 1991 and has held various positions including Global Head Wholesale Banking Network from 2007 to 2010, Head of Network Management for Retail Banking Direct & International from 2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. He holds a Master of Science degree in Business Econometrics/Operations Research from Tilburg University, the Netherlands.

Most relevant ancillary positions pursuant to CRD IV: Chairman of the Executive Board of ING Groep N.V. Chairman of the Management Board of ING Bank N.V. Other relevant ancillary position: Member of the Management Board of the Nederlandse Vereniging van Banken (NVB).

P.G. (Patrick) Flynn, chief financial officer

(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2017)

Patrick Flynn is a member of the Executive Board of ING Group since 27 April 2009. He also serves as a member and CFO on the Management Board Banking. He is responsible for ING’s finance departments, including ING Tax, Capital Management, Investor Relations and Group Acquisitions & Divestments. He is a Chartered Accountant, a member of the Institute of Chartered Accountants Ireland, and a member of the Association of Corporate Treasurers in the UK. He holds a Bachelor’s degree in Business Studies from Trinity College Dublin.

Most relevant ancillary positions pursuant to CRD IV: Member and CFO of the Executive Board of ING Groep N.V. Member and CFO of the Management Board of ING Bank N.V.

W.F. (Wilfred) Nagel, chief risk officer

(Born 1956, Dutch nationality, male; appointed in 2012, term expires in 2016)

Wilfred Nagel is a member of the Executive Board of ING Group since 14 May 2012. He also serves as a member and CRO on the Management Board Banking. He is responsible for ING’s risk management departments, including Compliance Risk Management. He was CEO of ING Bank Turkey until 5 October 2011, when he was appointed as a member of the Management Board Banking. He joined ING in 1991 and held various positions including Global Head Credit Risk Management from 2002 to 2005 and CEO Wholesale Banking in Asia from 2005 to 2010. He holds a Master’s degree in Economics from VU University Amsterdam.

Most relevant ancillary positions pursuant to CRD IV: Member and CRO of the Executive Board of ING Groep N.V. Member and CRO of the Management Board of ING Bank N.V.

Remuneration report

This chapter sets out the ING remuneration policy and provides information on the remuneration levels of the Executive Board and the Supervisory Board for 2015.

Remuneration policy ING

ING is a European bank with a global presence. Its more than 54,000 employees are serving 34 million customers across the more than 40 countries in which ING operates. At least 70% of ING’s employees work outside the Netherlands, approximately 70% of total income is earned outside of the Netherlands and more than 95% of the investor base is non-Dutch. This forms the backdrop against which ING needs to set its remuneration policy and practices for its Executive and Supervisory Board.

The primary objective of the remuneration policy is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly professional employees. The remuneration policy forms an integral part of ING’s strategy and risk profile and maintains a sustainable balance between short-term and long-term value creation, building on ING’s long-term responsibility towards clients, employees, society, providers of capital and other stakeholders.

In determining compensation of ING’s leadership, a variety of factors are taken into consideration, such as the complexity of functions, the scope of responsibilities, the international character of the group, the alignment of risks and rewards, national and international legislation, the discussion in society about remuneration and the long-term objectives of ING and its stakeholders. These factors differ for each role, line of business and country. At the same time, national and international standards regarding responsible and sound remuneration have been continuously changing over the past years. As far as possible for a global financial institution of its size, ING takes into account all of the different standards applied within similar financial institutions in the various countries in which it operates.

Legal and regulatory developments in 2015

New Dutch legislation, the Dutch Act on Remuneration Policies of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, or Wbfo), was enacted with effect from 7 February 2015. The new legislation’s provisions include caps on variable remuneration applicable to all staff globally. ING has taken all necessary measures to implement the legislation’s requirements in its remuneration policies. Furthermore, new legislation has become effective as of 1 January 2015, pursuant to which pension premiums on salaries in excess of EUR 100,000 are no longer exempt or deductible from (wage) tax.

Remuneration policy for the Executive Board

The current remuneration policy for the Executive Board was adopted by the Annual General Meeting (AGM) on 27 April 2010. Amendments to this policy were adopted by the AGM on 9 May 2011 in response to new regulatory requirements, on 12 May 2014 with respect to pensions for the Executive Board and on 11 May 2015 in order to lower the maximum variable remuneration and to specify that variable remuneration for the Executive Board be paid fully in shares.

The Executive Board remuneration policy provides that remuneration of Executive Board members consists of a combination of fixed compensation (base salary) and variable remuneration (together “total direct compensation”), pension arrangements and benefits as described below.

Total direct compensation

The Executive Board remuneration policy aims to deliver total direct compensation slightly below the median of comparable positions in the chosen peer group (consisting of financial and non-financial companies) and provides for a balanced mix of fixed and variable remuneration. Total compensation will be determined in line with the relevant market environment and will be reviewed from time-to-time by the Supervisory Board. ING’s Executive Board remuneration policy is in accordance with applicable laws and regulations, including the Wbfo, the Dutch Banking Code and the Dutch Corporate Governance Code.

Based on the above policy, total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. The Supervisory Board has determined that based on a combination of factors including international scope, complexity, revenue, assets and market capitalisation the companies in the Dow Jones Euro Stoxx 50 index are the appropriate peer group for ING. These are 50 companies, including ING, in a range of financial and non-financial industries from 12 countries within the eurozone, mainly operating in an international context.

Reduced emphasis on variable remuneration

Variable remuneration for the members of the Executive Board will not exceed 20% of base salary at the time of allocation. The policy provides for an at-target variable remuneration of 16% of base salary if performance criteria are met, paid fully in shares. Hence there is no cash bonus. If performance criteria are exceeded, the variable component can be increased by the Supervisory Board from target to maximum, but may not exceed 20% of base salary at the time of allocation. If performance is below target, the variable component will be decreased, potentially down to zero.

Increased focus on risk and non-financial performance

Variable remuneration is linked to performance and takes into consideration individual, business line and company performance criteria. The performance targets used for the allocation of variable remuneration are annually predetermined by the Supervisory Board.

Performance will be assessed on the basis of financial and non-financial targets, with variable remuneration being based for at least 50% on non-financial targets. Non-financial targets include f.i. economic, environmental, customer satisfaction and social criteria.

Performance measurement accounts for risk requirements, costs of capital and liquidity and timing of earnings.

Increased emphasis on long-term value creation

The Executive Board remuneration policy combines the short- and long-term variable components into one structure. This structure aims to support both long-term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package is increased by means of deferral, retention, holdback and clawback mechanisms.

In line with applicable regulations, a maximum of 40% of total variable remuneration is awarded “upfront” in the year following the performance year. The remaining part of the total variable remuneration (a minimum of 60%), is deferred. It is subject to a tiered vesting on the first, second and third anniversary of the grant date (one-third per annum). The entire long-term component is subject to an ex-post performance assessment by the Supervisory Board. The ex-post performance assessment cannot lead to an upward adjustment of the deferred variable remuneration.

Both the upfront part of the variable remuneration and all deferred parts are fully awarded in shares. A retention period of five years from the date of grant applies to all share awards granted to Executive Board members in their capacity as Board member. However, they are allowed to sell part of their shares on the date of vesting to pay tax on the vested share award.

Pensions Executive Board members

In the AGM of 12 May 2014, it was decided that members of the Executive Board appointed after 1 January 2015 will be given the option to join the Dutch Collective Defined Contribution Pension Plan based on a fixed premium methodology or to receive a savings allowance. Members of the Executive Board appointed before 1 January 2015 were given the same option as from 1 July 2014. In addition, individual Executive Board members participating in the pension plan that existed before the introduction of the 2010 Dutch defined benefit plan, (approved by the 2006 AGM), were given the choice to keep their existing pension arrangement. Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement (CLA) in the Netherlands.

As of 1 January 2015, all members of the Executive Board are participating in the Collective Defined Contribution (CDC) pension plan. Following the introduction of the new legislation, pursuant to which pension premiums on salaries in excess of EUR 100,000 are no longer exempt or deductible from wage tax, the Executive Board members are compensated for the resulting loss of pension accrual by means of a savings allowance to be annually determined (see Benefits on page 115).

Benefits

Executive Board members are eligible for additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances). Executive Board members are eligible for banking and insurance services from ING in the ordinary course of their business and on the same terms as apply to other employees of ING in the Netherlands. In addition, tax and financial planning services will be provided to ensure compliance with the relevant legislative requirements.

Tenure

Members of the Executive Board who were appointed prior to 2013 have an employment agreement with ING Groep N.V.. Members who have been appointed as of 2013 have a commission contract. The employment agreement and the commission contract for Executive Board members provide for an appointment for a period of four years and allow reappointment by the Annual General Meeting of Shareholders (AGM). In the case of an involuntary exit, Executive Board members are eligible for an exit-arrangement limited to a maximum of one year base salary.

Supervisory Board discretion to review the policy and the remuneration paid

Within the Executive Board remuneration policy as adopted by the AGM and as described here, the Supervisory Board annually determines the actual remuneration for the Executive Board members based on the advice given by the Supervisory Board Remuneration Committee.

It is the responsibility of ING’s Supervisory Board to take into account the interests of all stakeholders, including shareholders and employees, as well as business continuity and sustainable growth, when determining the Executive Board’s remuneration.

The legal and regulatory environment is still undergoing changes and this may result in further impact on ING. In order to ensure that ING can adapt to these uncertain factors, the Supervisory Board will re-evaluate the Executive Board remuneration policy as and when required.

Other items for Supervisory Board discretion: holdback, clawback and adjustments

The Supervisory Board has the authority to impose holdback and/or clawback on variable remuneration awarded to a member of the Executive Board based on reasons that apply to all staff within ING (including inaccurate data and/or behaviour that led to significant harm to ING). The Supervisory Board also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. The Supervisory Board has decision making authority in situations not addressed in the policy.

Special employment conditions

Special employment conditions, such as commitments made to secure the recruitment of new executives, may be used in exceptional circumstances subject to approval by the Supervisory Board.

2015 Remuneration Executive Board

The Executive Board remuneration for 2015 is in accordance with the Executive Board remuneration policy, with the exception of the alignment to the benchmark. The policy as approved by the AGM, specifies that total direct compensation should be slightly below the median of comparable positions in the chosen peer group. However, the actual total direct compensation for the Executive Board is significantly below the median.

2015 Executive Board base salary

In 2015 the Supervisory Board assessed that applying the 20% bonus cap as stated in the Wbfo to the then applicable Executive Board remuneration policy would further increase the pay gap with the median total direct compensation in ING’s peer group. To partly mitigate this increased gap, the Supervisory Board decided to increase the base salary of all Executive Board members in 2015, whilst reducing the bonus cap from 100% to 20%.

2015 Performance Indicators Executive Board

indicated in the remuneration policy, the performance of the Executive Board will be assessed based on financial and non-financial indicators.

For 2015, performance indicators applied included the following.

Performance indicators

Non-financial performance indicators:

•	Ensuring Think Forward Strategy is fully embedded in key financial and people processes of the bank

•	Establishing the foundation of a high performance culture through developing a new, standardised global performance management approach and the implementation of the Orange Code

•	Delivering multiple, innovative products to create a differentiating customer experience

•	Growing the number of primary retail customers

•	Strengthening lending capabilities in C&G countries

•	Enhancing Finance and Risk capabilities and optimising organization

•	Divestment of Voya and deconsolidation of NN Group

Financial performance indicators:

•	Underlying net result bank

•	Underlying return on IFRS-EU equity ING Bank

•	Common equity Core Tier 1 ratio ING Bank

•	Underlying cost/income ratio

Performance indicators are based on IFRS-EU reporting.

2015 Executive Board performance evaluation

ING’s Think Forward strategy is on track as evidenced by the achievements in 2015. Financial performance across Retail and Wholesale Banking improved considerably and ING is able to achieve or exceed the (financial) ambitions it has formulated in the areas of return on equity, Core Tier 1 ratio, cost/income ratio and the number of primary customer relationships. In addition to this, ING’s performance in 2015 in non-financial areas such as strategy implementation, capability development, innovation and sustainability is helping ING to create the conditions for future, long-term success of ING. Finally, ING has achieved the number one Net Promotor Score in seven retail countries, demonstrating our customer servicing approach is appreciated. At the same time, ING is being recognised for its innovation as evidenced by the awards it has won in several countries for being the most innovative bank.

Below, a table is included highlighting key achievements, collectively accomplished by the Executive Board in 2015 in the areas mentioned, against both the overall ambitions of ING and the specific performance targets agreed with the Supervisory Board at the beginning of 2015.

Strategy Implementation

•      Completed a full review of underlying trends, which have led to the Think Forward strategy, and reconfirmed the overall direction, whilst identifying new priorities for innovation and operations.

•      Divested Voya and significantly reduced ING’s stake in NN Group, thereby ensuring ING edges closer to completing its restructuring process

•      Strengthened the role of sustainable finance as part of the Think Forward strategy

•      Ensured the Think Forward strategy was properly translated for the various business lines and in particular for the Wholesale Bank

•      The Think Forward strategy simulation was rolled out to senior management

Capability development

•      Launched the Orange Code and the requisite behaviours and rolled out to all staff. In addition fully embedded these in the performance management process of all Identified Staff

•      A new performance management programme called Step Up has been developed and is currently being implemented at the MBB-1 and -2 levels as well as in Spain, Belgium and Financial Markets, ahead of a global roll-out in 2017; this will lay the foundation for a high performance culture

•      Further investments have been made in leadership development through the development of our Leadership that Matters program, ready for roll-out in 2016

•      A Strategic Recruitment Plan was approved to ensure ING’s Employer Brand is fully aligned with its commercial brand whilst enhancing the standards used in employee selection

•      Enhanced overall organisation of the Finance and Risk functions in part through targeted rotations and international assignments throughout the network

•      Strengthened lending capabilities in C&G countries, enabling diversification of loan portfolios

Innovation

•      Introduced TWYP (The Way You Pay), a pan-European peer-to-peer payment app, jointly developed by three countries

•      A payment solution called Payconiq was developed and piloted in Belgium, to leverage pending regulations (PSD II)

•      Launched a pilot for instant lending for small business loans in Spain in partnership with Kabbage, with plans for further roll-out in other countries

•      A Digital Financial Advisor, co-developed by three countries to help savings customers assess whether or not they need to shift to investment products

Sustainability

•      EUR 23.8 bln in sustainable transitions financed

•      First ever, EUR 1 bln green bond issue launched with proceeds going to projects in renewable energy, green buildings and water/energy efficiency

•      Discontinued financing of new coal exploration and are actively reducing existing coal financing

One Bank (Financial) Performance

•      Number of new retail customers up by 1.4 mln with the number of primary relationships up by almost 7% to 8.9 mln

•      Underlying IFRS-EU net profit of ING Bank is EUR 4,219 mln, up 23.2% from 2014, driven by higher interest results and lower risk costs, despite higher regulatory cost

•      ING Bank IFRS-EU Return on equity has grown to a healthy 10.8%, up from 9.9% in 2014

•      CET1 ratio of ING Group and ING Bank has increased to 12.7% and 11.6% respectively

•      Cost/Income ratio improving to 55.9% from 58.7% in 2014

•      Core lending growth of EUR 21.7 bln; customer deposits increasing by EUR 25.1 bln

2015 Executive Board variable remuneration

The performance of the Executive Board is evaluated against financial and non-financial performance indicators. Variable remuneration in 2015 of the CFO and CRO was based for 75% on non-financial performance indicators. The variable remuneration in 2015 for the CEO was based for 55% on non-financial performance indicators. As evidenced by the table above the collective performance of the Executive Board members was broadly on-target. There were minor differences in achievement of personal targets, this explains why variable remuneration for the CEO was set at 18% for the CFO at 13% and for the CRO on 16%.

The table below shows the remuneration awarded to the individual members of the Executive Board with respect to the performance years 2015, 2014 and 2013.

Total direct compensation of the individual members of the executive board

	2015		2014		2013
amounts in thousands of euros	amount	number of shares	amount	number of shares	amount	number of shares
Ralph Hamers [1]
Base salary	1,630		1,270		794
Variable remuneration in cash	—		—		—	—
Variable remuneration in shares [2]	293	28,404	—	—	—	—

Patrick Flynn
Base salary	1,180		772		750
Variable remuneration in cash	—		—		—	—
Variable remuneration in shares [2]	153	14,850	—	—	—	—

Wilfred Nagel
Base salary	1,180		772		750
Variable remuneration in cash	—		—		—
Variable remuneration in shares [2]	189	18,278	—	—	—	—

1	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The amounts for him reflect compensation earned in the capacity as an Executive Board member. Thus the figure for 2013 reflects a partial year as an Executive Board member and CEO.
2	The number of shares is based on the average ING stock price on the day on which the 2015 year-end results were published. The shares will be awarded in May.

In 2015 no holdback or clawback was applied to paid or vested variable remuneration of any of the Executive Board members. The total direct compensation of former members of the Executive Board amounted to nil for 2015, nil for 2014 and EUR 1,015,000 for 2013.

Pension costs

In 2015, members of the Executive Board participated in the Collective Defined Contribution (CDC) pension plan as part of the Executive Board remuneration policy. In 2013 and 2014 the Executive Board participated in the Dutch Defined Contribution Pension Plan. The disclosed costs under this heading has gone down as a result of the loss of pension accrual for salary above EUR 100,000. Same as other employees in the Netherlands, the Executive Board members are compensated for this loss by means of a savings allowance (see Benefits on page 96).

The table below shows the pension costs of the individual members of the Executive Board in 2015, 2014 and 2013.

Pension costs of the individual members of the Executive Board
amounts in thousands of euros	2015	2014	2013
Ralph Hamers [1]	25	230	161
Patrick Flynn	25	159	178
Wilfred Nagel	25	187	210

1	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 pension costs for him reflect the partial year as an Executive Board member.

Benefits

The individual members of the Executive Board receive other emoluments apart from the compensation and pension benefit. These other emoluments include f.i. savings allowances for the loss of pension benefits for salary above EUR 100,000, employer contributions to savings schemes, reimbursement of cost related to home/work commuting and cost associated with housing (for expats). The significant increase in 2015 has two main reasons. The first one is the introduction of savings allowances introduced to compensate for the loss of pension accrual for salary above EUR 100,000. This savings allowance is an average flat rate contribution for all employees in the Netherlands, annually determined on the basis of the actual CDC pension premium. The level of the CDC pension premium is highly dependent on the actual interest rate and can, therefor, go up or down in future years. The second one is that 2015 base salaries for the Executive Board, and thus the basis for pension accrual, increased compared to 2014.

The other emoluments amounted in 2015, 2014 and 2013 to the following costs.

Other emoluments
amounts in thousands of euros	2015	2014	2013
Ralph Hamers [1]	473	45	29
Patrick Flynn	433	178	181
Wilfred Nagel	322	34	25

1	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The 2013 emoluments for him reflect the partial year as an Executive Board member

Long-term incentives awarded in previous years

In 2015 no long-term incentives were awarded to the Executive Board members.

The long-term incentive plan (LTIP) in place at ING until 2010 included share options and performance shares. The ING share options have a total term of 10 years and a vesting period of three years, after which they can be exercised during the remaining seven years.

The table below contains information on the outstanding options and the movements during the financial year of options held by the members of the Executive Board as of 31 December 2015, which were all awarded to these board members in roles within ING prior to their appointment to the Executive Board.

Options held by the members of the Executive Board

number of options	Outstanding as at 31 December 2014	Exercised in 2015	Waived or expired in 2015	Outstanding as at 31 December 2015	Exercise price	Vesting date	Expiry date
Ralph Hamers	11,460	0	11,460	0	€17.88	30 Mar 2008	30 Mar 2015
	8,504	0	0	8,504	€25.16	23 Mar 2009	23 Mar 2016
	14,889	0	0	14,889	€24.72	22 Mar 2010	22 Mar 2017
	16,957	0	0	16,957	€16.66	13 Mar 2011	13 Mar 2018
	19,985	0	0	19,985	€2.90	19 Mar 2012	19 Mar 2019
	22,124	0	0	22,124	€7.35	17 Mar 2013	17 Mar 2020
Patrick Flynn	0	0	0	0
Wilfred Nagel	8,595	0	8,595	0	€17.88	30 Mar 2008	30 Mar 2015
	11,721	0	0	11,721	€25.16	23 Mar 2009	23 Mar 2016
	9,530	0	0	9,530	€24.72	22 Mar 2010	22 Mar 2017
	12,436	0	0	12,436	€16.66	13 Mar 2011	13 Mar 2018
	12,490	12,490	0	0	€2.90	19 Mar 2012	19 Mar 2019
	16,815	16,815	0	0	€7.35	17 Mar 2013	17 Mar 2020

Deferred shares are shares conditionally granted, with the final shares awarded in three years (tiered) of which the ultimate value of each deferred share will be based on ING Group’s share price on the vesting date.

A retention period of five years from the grant date applies to all share and option awards granted to Executive Board members. During this five-year period, the Executive Board members are only allowed to sell part of their shares on the date of vesting to pay tax on the vested amount of the award.

For the Executive Board members the following shares vested during 2015:

Shares vested for the Executive Board during 2015

	Shares	Granting date	Vesting date	Number of shares granted	Number of shares vested	Vesting price
Ralph Hamers [1]	LSPP Upfront share units [2]	27 Mar 2014	27 Mar 2015	3,729	3,729	€13.50
	LSPP Deferred share units	27 Mar 2013	27 Mar 2015	3,441	3,441	€13.50
	LSPP Deferred share units	28 Mar 2012	28 Mar 2015	3,511	3,511	€13.46
Patrick Flynn	—	—	—
Wilfred Nagel [3]	LSPP Deferred share units	28 Mar 2012	28 Mar 2015	3,399	3,399	€13.46
	Deferred shares	15 May 2013	15 May 2015	2,489	2,489	€14.57
	Deferred shares	16 May 2012	16 May 2015	1,759	1,759	€14.50

1	Shares granted to Ralph Hamers in March 2013 and 2014 were awarded for his performance in position previous to his appointment to the Executive Board.
2	Upfront or deferred share units of Ralph Hamers are cash settled instruments of which the ultimate value will be based on ING Group’s share price at the vesting date.
3	Shares granted to Wilfred Nagel in 2012 and 2013 were awarded for his performance in positions previous to his appointment to the Executive Board.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2015, 2014 and 2013.

Loans and advances to the individual members of the Executive Board

	2015			2014			2013
amounts in thousands of euros	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments
Ralph Hamers [1]	2,499	2.5%	0	2,499	2.5%	98	2,597	2.4%	500
Patrick Flynn	0		0	0		0	0		0
Wilfred Nagel	500	2.0%	0	500	2.2%	250	750	3.0%	0

1	Ralph Hamers was appointed to the Executive Board on 13 May 2013. The figures reflect the loans and advances received before his appointment to the Executive Board

ING shares held by Executive Board members

Executive Board members are permitted to hold ING shares as a long-term investment. The table below shows an overview of the shares held by members of the Executive Board at 31 December 2015, 2014 and 2013.

ING shares held by the members of the Executive Board
number of shares	2015	2014	2013
Ralph Hamers	44,182	44,182	38,497
Patrick Flynn	85,084	85,084	85,084
Wilfred Nagel	115,707	81,285	70,027

2016 Remuneration Executive Board

In the below diagrams, the median 2015 total (at target) remuneration is shown for the CEO and other Executive Board positions in the Euro Stoxx 50.

Current remuneration levels of the ING Executive Board are still below the median of the Euro Stoxx 50 benchmark, and in the case of the CEO position, even significantly below. This remains a concern. In order to ensure continued delivery on customer promises, strategic priorities and key financial and non-financial targets, ING needs to be able to attract the best (international) talent for its Executive Board.

It is ING’s aim to further reduce the gap between the total direct compensation of ING’s Executive Board and the median of the Euro Stoxx 50 peer group over time. In determining executive remuneration, the ING Supervisory Board is aware of the public debate surrounding this topic and strives to balance all stakeholder interests.

In this context, the Supervisory Board has decided to slightly increase the total (at target) remuneration of all Executive Board members by 2% with effect from 1 January 2016.

The Supervisory Board will continue to monitor the development of international remuneration policies and the benchmarks and will continue to support the Executive Board remuneration policy of compensating slightly below the median of the Euro Stoxx 50 benchmark. As such annual reviews will be held and trends will be looked at.

Remuneration Supervisory Board

Current Supervisory Board Remuneration policy

The annual remuneration of the Supervisory Board members as adopted by the General Meetings in 2006 and 2008 amounts to: chairman EUR 75,000, vice-chairman EUR 65,000, other members EUR 45,000. In addition to the remuneration, each member receives an expense allowance. For the chairman and vice-chairman the annual amount is EUR 6,810. For the other members the amount is EUR 2,270.

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

2015 Remuneration Supervisory Board

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member.

2015 Remuneration Supervisory Board 1

amounts in thousands of euros	2015		2014		2013
	Remuneration	VAT	Remuneration	VAT	Remuneration	VAT
Jeroen van der Veer	122	26	118	25	114	24
Henk Breukink	83	17	76	16	72	15
Joost Kuiper	81	17	93	19	75	16
Mariana Gheorghe [2]	40
Robert Reibestein	76	16	78	16	66	14
Carin Gorter [3]	51	11	73	16	42	9
Herman-Josef Lamberti	111		81		46
Isabel Martin Castella	92		87		48
Eric Boyer de la Giroday	92		53

1	As per 1 January 2013 new VAT legislation was implemented based on which the Dutch Supervisory Board members qualify as VAT taxable persons and are obliged to charge 21% VAT to ING on their remuneration.
2	Mariana Gheorghe is a member of the Supervisory Board as of May 2015. The remuneration figures for 2015 reflect a partial year as a member of the Supervisory Board.
3	Carin Gorter stepped down in September 2015. The remuneration figures for 2015 reflect a partial year as a member of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2015, EUR 220,000 in 2014 and EUR 90,000 in 2013.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. Currently there are no loans and advances outstanding to Supervisory Board members.

ING shares and options held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board at 31 December 2015, 2014 and 2013.

ING shares held by the members of the Supervisory Board
number of shares	2015	2014	2013
Jeroen van der Veer	119,469	119,469	119,469
Hermann-Josef Lamberti [1]	5,700	5,700	5,700
Eric Boyer de la Giroday [2]	47,565	43,094

1	Hermann-Josef Lamberti is a member of the Supervisory Board as of May 2013.
2	Eric Boyer de la Giroday is a member of the Supervisory Board as of May 2014.

The following table contains information on the options outstanding by, and awards vested for, the members of the Supervisory Board.

Stock options on ING Groep N.V. shares held by members of the Supervisory Board at 31 December 2015

	Outstanding as at 31 December 2015	Expired in 2015	Outstanding as at 31 December 2014	Expired in 2014	Outstanding as at 31 December 2013	Expired in 2013
Eric Boyer de la Giroday [1]	319,848	69,542	389,390	23,181

Shares vested for members of the Supervisory Board in 2014

	Performance or defered shares	Granting date	Vesting date	Number of shares granted	Number of shares vested	Vesting price

Eric Boyer de la Giroday [2]	Deferred shares	16 May 2012	16 May 2015	8,832	8,832	€14,50

1	Eric Boyer de la Giroday is a member of the Supervisory Board as of May 2014.
2	Shares granted to Eric Boyer de la Giroday in May 2012 were awarded for his performance in position previous to his appointment to the Supervisory Board.

Proposal adjustment Supervisory Board remuneration policy

The current remuneration policy of the Supervisory Board was adopted by the General Meeting in 2008. Since then, as a result of the changed economic conditions and increased regulation, the level of responsibility, the frequency and intensity of Supervisory Board meetings and meetings of Supervisory Board committees and the involvement of Supervisory Board members outside formal meetings have significantly increased.

As announced in the 2014 Annual Report, the remuneration policy and the respective levels for Supervisory Board members was reviewed in 2015. The starting points for the review were the following:

•	Move to a simpler and more transparent structure
•	Bring remuneration levels more in line with peers and with levels adequate to attract qualified (international) Supervisory Board members
•	Further align remuneration with increased responsibilities and time spent

As part of the review, the remuneration levels of the members of the Supervisory Board were benchmarked against relevant peer groups, including companies in the Euro Stoxx 50 with a two-tier board structure. This exercise showed that the current compensation levels of the members of the Supervisory Board are below median level of the reviewed peer groups. In line with ING´s actual experience over the past years, the gap between this market level and ING’s current Supervisory Board remuneration level has a negative influence on the ability of ING to attract candidates for the Supervisory Board with an appropriate level of experience, capability, competence and affinity, also in the context of increased regulatory scrutiny of Supervisory Board nominees. The Supervisory Board is appreciative of the negative feelings in society regarding any increase in remuneration but needs to strike a balance between the interests of various stakeholders.

As a consequence, the following amendments to the 2008 Supervisory Board remuneration policy are proposed:

amounts in thousands of euros	Current 2008 policy	Proposed 2016 policy

Annual remuneration
Chairman Supervisory Board	75,000	125,000
Vice Chairman Supervisory Board	65,000	95,000
Supervisory Board Member	45,000	70,000
Committee fees (annual amounts)
Chairman Audit Committee	8,000	20,000
Member Audit Committee	6,000	10,000
Chairman Corporate Governance Committee	7,500	7,500
Member Corporate Governance Committee	5,000	5,000
Chairman Other Committee	7,500	20,000
Member Other Committee	5,000	10,000
Attendance fees (per meeting)
Attendance fee Audit Committee Chairman	2,000	0
Attendance fee Audit Committee members	1,500	0
Attendance fee other Committee Chairman	450	0
Attendance fee other Committee members	450	0
Attendance fee outside country of residence	2,000	2,000
Attendance fee outside continent of residence	7,500	7,500
Expense allowances (annual amounts)
Fixed expense allowance Chairman and Vice-chairman	6,810	0
Fixed expense allowance Supervisory Board member	2,270	0

In addition, members of the Supervisory Board will be reimbursed for travel and business expenses.

These proposed amendments to the current remuneration policy for the Supervisory Board will be put forward for adoption by the ING Shareholders at the 2016 AGM. If adopted, the amended policy will become effective as of the date of the 2016 AGM.

Remuneration policy for all staff

As far as possible for a global financial institution of its size, ING aims to take account of all the differences and standards applied within similar financial institutions in the various countries in which it operates. The remuneration policies applicable to all staff are in line with the general principles of the remuneration structure for the Executive Board, taking into account international and local legislation and practices. Remuneration levels are determined taking into consideration a variety of factors including relevant market practices, the regulatory environment and the international context in which ING operates.

Focus on long-term value creation and non-financial performance

Variable remuneration is linked to long-term value creation and performance. It is based on individual, business line and company performance criteria. ING’s performance management process is reflected in remuneration to prevent reward for failure and ensure that we are fully focused on the long term profitability of the organisation.

Essentially, it endorses a pay-for-performance culture. Performance is assessed against financial and non-financial indicators. Non-financial indicators aim to further improve sustainable business practices and include for example customer satisfaction, workforce diversity, stakeholder engagement and sustainable business practices. Any variable remuneration is based for at least 50% on non-financial performance.

Regulatory requirements variable remuneration

ING is compliant with the regulatory requirements relating to the pay-out of variable remuneration for different categories of staff. A distinction is made between Identified Staff (selected on the basis of the Regulatory Technical Standards issued by the EBA) and non-Identified Staff. For Identified Staff a maximum of 60% of total variable remuneration is awarded upfront. The remaining part of the total variable remuneration (a minimum of 40%) is deferred. It is subject to a tiered vesting schedule over a period of three years. Both the upfront part and the deferred part are delivered at a maximum of 50% in cash and a minimum of 50% in shares (or other equity-linked instruments). For non-Identified Staff the variable remuneration is paid fully upfront and entirely in cash. If the variable remuneration exceeds EUR 100,000 a deferral plan in shares is applicable. ING applies maximum ratios of variable remuneration in relation to fixed remuneration for different categories of staff in line with CRD IV and the Wbfo.

Risk mitigating measures

ING applies measures to mitigate risk relating to remuneration. ING’s remuneration policy ensures that incentives provided by the remuneration system take into consideration risk, capital, liquidity and the likelihood and timing of earnings. Measures include an ex-ante and ex-post assessment of variable remuneration prior to award respectively vesting.

The ex-ante assessment process aims to check, verify and consider the full range of any current and potential future risks. As part of this process, ING takes into account the company performance at bank level, business line performance and individual performance and applies a solvency test. A set of risk requirements is agreed for all Identified Staff holding risk taker roles. These risk requirements set the minimum standard to be obtained during the performance year. Deviation there from may lead to full or partial reduction of variable remuneration via a so called risk modifier.

The ex-post assessment process aims to perform an analysis, including as to whether the outcomes of the initial ex ante risk assessment process were correct. This is an explicit risk alignment measure for ING to adjust any variable remuneration downwards, e.g. by applying a holdback of any unpaid or unvested variable remuneration.

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

2015 Remuneration all staff

The total amount of variable remuneration awarded to employees over 2015 was EUR 364 million. This includes both discretionary variable remuneration as well as collective variable remuneration such as profit sharing arrangements resulting from collective labour agreements negotiated with relevant unions. In 2015 there were 24 employees, working in the Corporate Staff, Wholesale Banking and Retail Banking business lines, to whom total annual remuneration (incl. employer pension contributions) of EUR 1 million or more was awarded. Most of these employees work outside the Netherlands.

EMPLOYEES

The average number of employees at a full time equivalent basis was 57,553 at the end of 2015, of which 17,238 or 30.0%, were employed in the Netherlands. The distribution of employees with respect to the Group’s continuing and discontinued operations for the years 2015, 2014 and 2013 were as follows:

Average number of employees at full time equivalent basis
	The Netherlands			International			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continuing operations	14,586	15,209	16,155	38,134	40,736	48,218	52,720	55,945	64,373
Discontinued operations	2,652	6,851	7,202	2,181	5,635	12,309	4,833	12,486	19,511

Total	17,238	22,060	23,357	40,315	46,371	60,527	57,553	68,431	83,884

The average number of employees for discontinued operations comprises, on an average basis, employees of the discontinued operations of NN Group, until deconsolidation at the end of May 2015.

The average number of employees includes, on an average basis, employees of entities that were sold or classified as held for sale during the year.

The Group does not employ significant numbers of temporary workers. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands. The Group believes that its employee relations are generally good.

Item 7.	Major shareholders and related party transactions

As of 31 December 2015, Stichting ING Aandelen (the “Trust”) held 3,869,774,848 Ordinary Shares of ING Groep N.V., which represents over 99.9% of the Ordinary Shares outstanding. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the Ordinary Shares by holders of bearer depositary receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Dutch law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of 31 December 2015 there were 107,522,263 American Depositary Shares (“ADSs”) outstanding, representing an equal number of bearer depositary receipts. The ADSs were held by 635 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

Bearer depositary receipts, which are negotiable instruments under Dutch law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each bearer depositary receipt represents financial interests in one Ordinary Share held by the Trust, as described herein. Holders of bearer depositary receipts (including those bearer depositary receipts for which ADSs have been issued) do not have any voting rights with respect to the Ordinary Shares underlying the bearer depositary receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement as described in more detail below.

All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central Securities Depositary (“CSD”) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each holder of bearer depositary receipts shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Surrender of the global depositary receipts shall only be permitted in the cases prescribed in the Netherlands Act on Book-Entry Transactions. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorised to perform any necessary act on behalf of the holder(s) of bearer depositary receipts in respect of the relevant depositary receipt, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Netherlands Act on Book-Entry Transactions.

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

Shareholder participation and position of the Trust

During the years 2010–2015, participation of shareholders, excluding the Trust, and holders of depositary receipts in the decision-making in annual General Meetings consistently increased from 41.3% to 56,8%.

As announced in the 2014 Annual Report, the Executive Board and Supervisory Board, assisted by its Corporate Governance Committee, have reviewed ING Group’s corporate governance, including the depositary receipts structure, in 2015. An external law firm and a proxy advisory firm have advised ING in this review. As part of this review ING has also reached out to investors, proxy advisors and other stakeholders to seek their view on key elements of the corporate governance. As at the date hereof, ING Group is evaluating and considering the outcome of the review which will be submitted to the 2016 Annual General Meeting.

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

The legal relationship between holders of bearer depositary receipts and the Trust is governed entirely by Dutch law.

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

Holders of bearer depositary receipts with a stake of 3% or more

To the best of our knowledge, as of 31 December 2015, no holder of depositary receipts held more than 3% of all bearer depositary receipts outstanding other than the ING Trust Office, the ING Continuity Foundation, Blackrock Inc. and State Street Corporation.

On 31 December 2015, ING Groep N.V. and its subsidiaries held 1,464,025 bearer depositary receipts, representing 0.04% of the bearer depositary receipts and underlying Ordinary Shares outstanding. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.

The voting rights of the majority of Ordinary Shares are held by the Trust. Pursuant to section 5.3 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), shareholders and holders of depositary receipts are only required to provide updated information on their holdings once they cross threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than information that may be ascertained from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not, nor would it likely to be, aware of any changes in the ownership of bearer depositary receipts between the thresholds levels mentioned in the previous sentence.

The geographical distribution of ING Group’s investor base is diverse – an estimated 31% of our shares outstanding are held in the United States, 24% in the United Kingdom, 11% in France, 8 % in Germany, 5% in Switzerland, 4% in the Netherlands, 9% in Rest of Europe and 8% in Rest of World. These figures are based on year-end 2015 estimates of institutional share ownership provided by IPREO.

On 31 December 2015, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary Shares or bearer depositary receipts. As of 31 December 2015, members of the Supervisory Board and their related third parties held 172,734 bearer depositary receipts of which 22,632 are restricted by a retention period. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

As of 31 December 2015, members of the Executive Board and their related third parties held 244,973 bearer depositary receipts of which 14,894 are restricted by retention period.

On 31 December 2015, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act. ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Related Party Transactions

As of 31 December 2015, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 3.0 million at an average interest rate of 2.4%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2015 was EUR 3.0 million.

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

In addition, ING Group has entered into various transactions with related parties. For more information, see “Item 4. Information on the Company” and Note 52 of Note 2.1 to the consolidated annual accounts.

Item 8.	Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation was filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the District Court’s decision dismissing all claims. The plaintiffs then filed an appeal with the U.S. Supreme Court. The U.S. Supreme Court in March 2015 vacated the judgement of the Second Circuit; the case was remanded back to the District Court. In August 2015, the District Court dismissed all remaining claims. No appeal has been filed, therefore the District Court decision has become final.

A complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (‘Villoldo’). Villoldo holds two judgements against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgements remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuba assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. In July 2015 the New York District Court dismissed all claims with prejudice. Villoldo has filed a notice of appeal, indicating that they are challenging the New York District Court’s order dismissing the case. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

ING Bank Turkey has received various claims from (former) customers of legal predecessors of ING Bank Turkey. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (SDIF) prior to the acquisition of ING Bank Turkey in 2007 from Oyak. SDIF has also filed various lawsuits against ING Bank Turkey to claim compensation from ING Bank Turkey, with respect to amounts paid out to offshore account holders so far. ING Bank N.V. has initiated an arbitration procedure against OYAK in which ING Bank seeks to be held harmless for these claims. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

In the state aid related proceedings between the EC, the Dutch State and ING before the European Union Courts, the Court of Justice rendered a final judgement on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012. As earlier agreed in November 2012 between ING, the Dutch State and the EC, the outcome of this appeal will not affect the EC approval of ING’s Amended Restructuring Plan. However, if ING does not fulfill any divestment commitment or does not meet any of the so called ‘2015 NN Bank-related commitments’, or in case of other material non-compliance with the Restructuring Plan, the Dutch State will re-notify the recapitalisation measure to the EC. In such event the EC may open a (legal) procedure against ING, require additional restructuring measures and/or take enforcement actions.

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

In July 2011, the Interest Group ING General Managers’ Pensions (Belangenvereniging ING Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 22 October 2012. Appeal against this District Court decision was rejected by the Amsterdam Court of Appeal on 28 July 2015 which became final on 28 October 2015.

A number of retired employees of ING Belgium have initiated legal proceedings against ASCEL (a non-profit organisation established by ING Belgium that provided, amongst others, medical insurance coverage to current and retired employees till the beginning of 2015) and ING Belgium following the decision to externalise this medical insurance coverage which resulted in an increase of premium. Following a summary proceedings in which the initial claim of the retired employees was rejected, proceedings at the Court of first instance has been initiated aiming to either uphold the former insurance coverage or reimburse the increase of premium. At this moment it is not practicable to provide an estimate of the (potential) financial impact of such proceedings.

ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, a.o. alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. As requested by the Netherlands Authority for the Financial Markets (‘AFM’) ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks may have to re-assess certain client files, potentially including derivative contracts that were terminated prior to April 2014 or other client files. Discussions with the AFM on the re-assessment are ongoing. Although the outcome of the pending litigation and similar cases that may be brought in the future, is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. A provision has been taken on a best estimate basis. However, the aggregate financial impact of the current and future litigation as well as the potential (re-)assessment of files following discussion with the AFM could become material.

Dividends

ING is committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to our shareholders. ING aims to pay a progressive dividend over time. The Board proposes to pay a total dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, subject to the approval of shareholders at the Annual General Meeting in April 2016. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2015, the final dividend will amount to EUR 0.41 per ordinary share and be paid in cash. These payments per share represent gross amounts which are subject to Dutch dividend withholding tax.

ING aims to pay an interim dividend with its half year results, as well as a final dividend each year, both in cash. Dividend proposals will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments.

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

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groups’ Articles of Association restricting the remittance of dividends to holders of Ordinary Shares, bearer depositary receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Group to the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information — Taxation — Netherlands Taxation”.

Significant changes

Since 31 December 2015, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Item 9.	The offer and listing

Bearer depositary receipts representing Ordinary Shares (nominal value EUR 0.24 per share) are traded on Euronext Amsterdam, the principal trading market for the bearer depositary receipts. The bearer depositary receipts are also listed on the stock exchange of Euronext Brussels. ING Bank is one of the principal market makers for the bearer depositary receipts on Euronext Amsterdam.

Since 13 June 1997, ADSs, each representing one bearer depositary receipt in respect of one Ordinary Share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer depositary receipts are traded in the United States. Prior to 13 June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 8 February 2013, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary Shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer depositary receipts. See “Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2015, there were 107,522,263 ADSs outstanding, representing an equal number of bearer depositary receipts. The ADSs were held by 635 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2015, approximately 31% of the bearer depositary receipts were held by investors in the Unites States, 24% by investors in the U.K., 11% by investors in France, 8% by investors in Germany, 5% by investors in Switzerland, 4% by investors in the Netherlands, 9% by investors in rest of Europe and 8% by investors in rest of the World.

The following are the high and low sales prices of the bearer depositary receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2010 – 29 February 2015:

	Euronext Amsterdam Stock Exchange		Trading volume in millions of bearer receipts	New York Stock Exchange		Trading volume in millions of ADS

Calendar period	(EUR) High	(EUR) Low		(U.S. $) High	(U.S. $) Low
2011	9.41	5.34	8,186.5	13.30	6.09	928.9
2012	7.49	4.53	5,685.5	9.84	5.56	835.0
2013	10.10	5.54	5,093.2	14.01	7.07	642.0

2014
First quarter	10.93	9.63	1,149.4	14.92	12.88	112.4
Second quarter	10.89	9.50	1,077.5	14.78	13.09	112.6
Third quarter	11.95	9.60	1,116.7	14.87	12.82	128.8
Fourth quarter	11.78	10.07	1,389.4	14.60	12.83	134.6

2015
First quarter	13.95	10.35	1,509.6	15.12	12.24	199.3
Second quarter	15.48	13.45	1,183.0	17.29	14.54	145.8
Third quarter	15.90	12.38	1,211.4	17.26	13.83	220.8
Fourth quarter	13.74	11.92	1,022.8	14.87	13.22	152.8

2015 and 2016
August 2015	15.72	12.47	456.6	17.18	14.35	85.1
September 2015	13.62	12.38	375.4	15.20	13.83	62.8
October 2015	13.46	12.52	332.4	14.87	14.16	52.4
November 2015	13.74	12.98	316.6	14.80	13.74	42.9
December 2015	12.95	11.92	373.8	13.88	13.22	57.4
January 2016	12.21	10.27	421.3	13.31	11.31	61.9

Item 10.	Additional information

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

Documents on Display

ING Groep N.V. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, ING Groep N.V. files reports and other information with the Securities and Exchange Commission (”SEC”). These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect ING Groep N.V.’s SEC reports and other information located at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on the website of ING Groep N.V. (www.ing.com).

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

GENERAL MEETING

Frequency, notice and agenda of General Meetings

General Meetings are normally held each year in April or May to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on:

•	The distribution of dividends or other distributions;
•	The appointment and/or reappointment of members of the Executive Board and the Supervisory Board;
•	Any other items requiring shareholder approval under Dutch law; and
•	Any other matters proposed by the Supervisory Board, the Executive Board or shareholders or holders of depositary receipts in accordance with the Articles of Association.

General Meetings are convened by public notice via the ING Group website (www.ing.com) at least 42 days before the day of the General Meeting. As of the date of convening a General Meeting, all information relevant for shareholders and holders of depositary receipts is made via the ING Group website and through its head office.

Such information includes the notice for the General Meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals, such as proposals to amend the Articles of Association, are normally not included in the notice, but are made available separately on the website of ING Group and at the ING Group head office.

Proposals by shareholders and holders of depositary receipts

Proposals to include items on the agenda for a General Meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders and holders of depositary receipts representing a joint total of at least 0.1 percent of the issued share capital or representing together a share value of at least EUR 50 million, calculated on the basis of the closing prices on the date of signature of the proposal, as published by Euronext Amsterdam N.V. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 60 days before the date of the meeting.

Dialogue with shareholders and holders of depositary receipts

Shareholders and holders of depositary receipts were given the opportunity to contact ING about the Annual General Meeting 2015, via the Annual General Meeting dedicated web page on the website of ING Group (www.ing.com).

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals at that general meeting is the 28th day before the day of the general meeting. Shareholders and holders of depositary receipts who hold shares and/or depositary receipts for shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding any subsequent sale or purchase of shares or depositary receipts for shares. The record date is published in the notice for the general meeting. In accordance with US requirements, the depositary sets a record date for the American Depositary Shares (“ADSs”), which date determines which ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders and holders of depositary receipts.

Attending General Meetings

For logistical reasons, attendance at the General Meeting by shareholders and holders of depositary receipts, either in person or by proxy, is subject to the requirement that ING Group is notified in advance. Instructions to that effect are included in the notice for the General Meeting.

General Meetings are webcast via ING Group’s website (www.ing.com), so that shareholders and holders of depositary receipts who do not attend the General Meeting in person may nevertheless follow the course of affairs in the meeting online.

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

The following restrictions apply to the granting of voting proxies to holders of depositary receipts by ING Trust Office:

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

ING Trust Office promotes the solicitation of specific proxies or voting instructions by holders of depositary receipts. ING Trust Office encourages the greatest possible participation of holders of depositary receipts and promotes the execution of voting rights in a transparent way. At the same time it prevents a minority of shareholders and holders of depositary receipts from using a chance majority of votes to the disadvantage of the shareholders and holders of depositary receipts neither present nor represented at a General Meeting of ING Group.

Proxy voting facilities

ING Group provides proxy voting facilities to its investors via its website and solicits proxies from its ADS holders in line with common practice in the US.

Proxy voting forms for shareholders and voting instruction forms for holders of depositary receipts are made available on the website of ING Group (www.ing.com). The submission of these forms is subject to additional conditions specified on such forms.

In order to encourage the participation at the Annual General Meeting, ING introduced the EVO Platform for the first time in the Annual General Meeting of 2014. The EVO Platform provides holders of depositary receipts an online facility to register for the meeting, to appoint a proxy or to issue voting instructions to the ING Trust Office.

Main powers of the General Meeting

The main powers of the General Meeting are to decide on:

•	The appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association.

•	The adoption of the annual accounts.

•	The declaration of dividends, subject to the power of the Executive Board to allocate part or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board which was approved by the Supervisory Board.

•	The appointment of the external auditor.

•	An amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board upon approval by the Supervisory Board.

•	The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which was approved by the Supervisory Board.

•	The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

Moreover, the approval of the General Meeting is required for Executive Board decisions that would be considered greatly to change the identity or nature of ING Group or its enterprise. This includes resolutions to transfer or otherwise assign all, or substantially all, of the enterprise of ING Group or its subsidiaries as a consequence of which such resolutions ING Group or the group of companies over which ING Group exercises control, would cease to engage in either insurance or banking activities.

Reporting

Resolutions adopted at a General Meeting are generally published on the website of ING Group (www.ing.com) following the meeting, within one week. The draft minutes of the General Meeting are, in accordance with the Corporate Governance Code, made available to shareholders and holders of depositary receipts on the website of ING Group (www.ing.com) no later than three months after the meeting. Shareholders and holders of depositary receipts may react to the draft minutes in the following three months, after which the final minutes will be adopted by the chairman of the meeting in question and by a shareholder or holder of depositary receipts appointed by that meeting. The final minutes are made available on the website of ING Group (www.ing.com). In a deviation from the provisions of the Corporate Governance Code, shareholders and holders of depositary receipts will not have the opportunity to react to the minutes of a General Meeting if a notarial report of the meeting is made, as this would be in conflict with the laws applicable to such notarial report.

CAPITAL AND SHARES

Capital structure, shares

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to ING Continuity Foundation (Stichting Continuïteit ING). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed onethird of the total issued share capital of ING Group (see page 86). The purpose of this call option is to protect the independence, the continuity and the identity of ING Group against influences that are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers).

The Board of ING Continuity Foundation currently comprises of four members who are independent of ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent adviser or former permanent adviser to ING Group is on the Board of ING Continuity Foundation. The Board of ING Continuity Foundation appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group.

Depositary receipts

More than 99.9 percent of the issued ordinary shares are held by ING Trust Office (Stichting ING Aandelen). In exchange for these shares, ING Trust Office has issued depositary receipts. These depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged upon request of the holders of depositary receipts for non-listed ordinary shares, without any restriction, other than payment of an administrative fee of one eurocent (EUR 0.01) per depositary receipt with a minimum of 25 euros (EUR 25.00) per exchange transaction. The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and other distributions corresponding to the dividends and other distributions received by ING Trust Office on an ordinary share.

The Board of ING Trust Office currently comprises five members who are independent of ING Group. No Executive Board member or former Executive Board member, Supervisory Board member or former Supervisory Board member, ING Group employee or former ING Group employee or permanent adviser or former permanent adviser to ING Group is on the Board of ING Trust Office. The Board of ING Trust Office appoints its own members, without any requirement for approval by ING Group.

Issuance of shares

ING Group’s authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. For reasons of flexibility and to meet the requirement of the BRRD that the amount of authorised share capital should at all times be sufficient to permit the issue of as many ordinary shares as are required for a potential future bail-in, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law, which is five times the actually issued share capital.

Share issuances are decided by the General Meeting, which may also delegate its authority. Each year, the General Meeting has been asked to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights to existing shareholders. The powers delegated to the Executive Board are limited:

•	In time: powers are delegated for a maximum 18-month period.

•	By number: insofar as a sufficient number of unissued ordinary shares is available in the authorised capital, ordinary shares may be issued up to a maximum of 10 percent of the issued share capital, or, in the event of a merger or takeover or to safeguard or conserve the capital position of ING Group, up to a maximum of 20 percent of the issued capital.

•	In terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Specific approval by the General Meeting is required for any share issuances exceeding these limits. This delegation of authority allows ING Group to respond promptly to developments in the financial markets.

•	Without such delegation, should ING Group wish to issue new shares, there is an increased risk that conditions in the financial markets may change during the time needed to convene a General Meeting, especially given the 42-day statutory convocation period. In view of the importance of flexibility with respect to the issuance of shares, the Executive Board and the Supervisory Board will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting.

The size and structure of this delegation were included in the corporate governance review, conducted in 2016. For more information please refer to the proxy materials for the 2016 Annual General Meeting.

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

Repurchase of shares

ING Group may repurchase outstanding shares and depositary receipts for such shares. Although the power to repurchase shares and depositary receipts for shares is vested in the Executive Board subject to the approval of the Supervisory Board, prior authorisation from the General Meeting is required for these repurchases. Under Dutch law, this authorisation lapses after 18 months. Each year, the General Meeting has been asked to approve the repurchase of shares by the Executive Board by means of a bipartite authorisation.

Pursuant to the first part of this authorisation, no more than 10 per cent of ING Group’s share capital may be held as treasury shares. Pursuant to the second part of this authorisation, ING Group may repurchase an additional 10 per cent of its issued share capital in the event of a major capital restructuring; a proposal to cancel the shares acquired under the second part of this authorisation must be submitted to the General Meeting at the first available opportunity.

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

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, depositary receipts, American depositary shares or any other financial instrument, whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group. The notification will be recorded in a public register which is held by the AFM.

ING Group is not aware of any investors (or potential shareholders) with an interest of 3 percent or more in ING Group other than those shown on page 56 as per year-end 2015.

Pursuant to Regulation (EU) no. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares, depositary receipts or American depositary receipts, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares, depositary receipts or American depositary receipts, is required to notify, in accordance with the provisions of the above-mentioned Regulation:

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

Investor Relations and bilateral contacts with investors

ING Group encourages and recognises the importance of bilateral communication with the investment community. The Investor Relations department actively manages communications with current and potential shareholders, holders of depositary receipts, bondholders, and industry analysts.

ING Group strives to provide clear, accurate and timely financial information that is in strict compliance with applicable rules and regulations, in particular those concerning selective disclosure, price-sensitive information and equal treatment. In addition to the Annual General Meeting, ING Group communicates with its shareholders and the investment community through earnings announcements, presentations, and meetings with analysts or investors.

ING Group publishes a comprehensive quarterly disclosure package that includes extensive and detailed financial figures with relevant explanatory remarks. This information is discussed thoroughly on the day of the earnings release during media and analyst and investor conference calls. These are broadly accessible to interested parties. The publication dates of quarterly earnings releases are announced in advance on ING Group’s website.

ING Group participates in several industry conferences and generally hosts one Investor Relations Day every two to three years. These events are announced in advance on ING Group’s website, and presentation materials are made available in real time on the website. This is in accordance with the applicable regulatory requirements intended to ensure that all shareholders and other market participants have equal and simultaneous access to information that could potentially influence the price of the company’s securities. ING Group’s Investor Relations Days can be accessed by means of live webcasts or telephone conferencing. Investor Relations Days or conferences in which ING Group participates will not take place during the period immediately prior to the publication of quarterly financial information.

ING Group strives to maintain an open and constructive dialogue with current and potential investors, and with industry analysts. The scope of such bilateral communication may range from single investor queries via email, to more elaborate discussions with analysts or institutional investors that take place via telephone or face-to-face. ING Group’s Investor Relations department is the main point of contact for these communications. Executive Board members or Management Board or divisional management members may also participate in investor meetings. These meetings are not announced in advance, nor can they be followed by webcast or any other means. Information provided during such occasions is limited to what is already in the public domain. If bilateral communication between ING Group and investors is organised and/or facilitated through a broker, an analyst or specialist salesperson representing the broker may be present in the meeting. ING Group does not provide brokers with any form of compensation for organising and/or facilitating such meetings.

In the event that non-public, price-sensitive information is inadvertently disclosed during any bilateral contacts, ING Group will publicly announce such information as soon as possible.

ING Group may decide not to accommodate or accept any requests or invitations to enter into a dialogue with potential investors, or to accommodate or accept such request or invitation under specific conditions. ING does not initiate bilateral contacts during the period immediately prior to publication of regular quarterly results.

Approximately 25 analysts actively cover and frequently issue reports on ING Group. A list of these analysts can be found under “Analyst Coverage” in the Investor Relations section of ING Group’s website. During 2015, ING Group did not provide any form of compensation to parties that are directly or indirectly involved in the production or publication of analysts’ reports, with the exception of credit-rating agencies.

ING Group participated at 17 industry conferences during the course of 2015. In total, there were approximately 589 meetings (including conference calls) with institutional investors and/or analysts. Conference presentations and face-to-face meetings with investors and/or analysts took place in 33 different cities across the globe.

ING Group did not host an Investor Day in 2015.

The geographical distribution of ING Group’s investor base is diverse – an estimated 31% of our shares are held in the US, 24% in the UK, 11% in France, 8% in Germany, 5% in Switzerland, 4% in the Netherlands, 9% in rest of Europe and 8% in the rest of the world. These figures are based on year-end 2015 estimates of institutional share ownership provided by IPREO.

CHANGE OF CONTROL PROVISIONS

Legal provisions

Pursuant to the terms of the Dutch Financial Supervision Act, a declaration of no objection from the European Central Bank (ECB) must be obtained by anyone wishing to acquire or hold a participating interest of at least 10 percent in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

Change of control clauses in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated, in case of a change of control of ING Group following a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint-venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance agreements and futures and option trading agreements. Following a change of control of ING Group (as the result of a public bid or otherwise) such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions.

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

For the purposes of this summary, a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:

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

Further, this summary is limited to U.S. Shareholders who are not, and are not deemed to be, a resident of the Netherlands for Dutch tax purposes.

This summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the Netherlands, and the tax treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organisations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V., investors that hold bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction, investors that acquired or dispose of bearer receipts or ADSs as part of a wash sale, or investors that own bearer receipts or ADSs through a partnership), some of which may be subject to special rules.

Moreover, the summary of Netherlands taxation does not discuss the Dutch tax treatment of a holder of bearer receipts or ADSs that is an individual who receives income or capital gains derived from the bearer receipts and ADSs and this income received or capital gains derived are attributable to the past, present or future employment activities of such holder.

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

NETHERLANDS TAXATION

Withholding tax on dividends

The Netherlands imposes a withholding tax on a distribution of a dividend at the statutory rate of 15%. Dividends include:

i.	dividends paid in cash and in kind;

ii.	deemed and constructive dividends;

iii.	the consideration for the repurchase or redemption of shares in excess of the qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law;

iv.	any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes;

v.	liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes; and

vi.	stock dividends up to their nominal value (unless distributed out of ING Groep N.V.’s qualifying paid-in capital).

Pursuant to the provisions of the Treaty, dividends paid by ING Groep N.V. to a U.S. Shareholder that is a resident of the United States as defined in the Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15% Dutch dividend withholding tax. In the case of certain U.S. corporate shareholders owning directly at least 10% of our voting power, a reduction to 5% is available, provided that the U.S. Shareholder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0 percent of our voting power and meeting all other requirements.

Provided that certain conditions are met, under the Treaty dividends paid to qualifying exempt pension trusts and other qualifying exempt organisations, as defined in the Treaty, are exempt from Dutch dividend withholding tax. To obtain a refund of the tax withheld such qualifying exempt pension trusts are required to file a request. Only if certain conditions are fulfilled, such qualifying exempt pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organisations (other than qualifying exempt pension trusts) can only file for a refund of the tax withheld. Further, under certain circumstances, certain exempt organisations (e.g. pension funds) may be eligible for a refund of Dutch dividend withholding tax upon their request pursuant to Dutch tax law.

Pursuant to the Dutch anti-dividend stripping rules, in the case of dividend-stripping, the 15% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest similar to the shares on which the dividends were paid.

ING Groep N.V. may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by ING Groep N.V., up to a maximum of the lesser of:

•	3% of the amount of qualifying dividends redistributed by ING Groep N.V.; and

•	3% of the gross amount of certain qualifying dividends received by ING Groep N.V.

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

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply; the stand-still applies to rules substantively in place on 31 December 1993). However, based on case law of the ECJ it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire the shares in ING Groep N.V. with a view to establishing or maintaining lasting and direct economic links between the shareholder and ING Groep N.V. which allow the shareholder to participate effectively in the management of the company or in its control. The stand-still accordingly does not apply in portfolio investment scenarios.

Especially the following non-EU resident shareholders may be affected and may as a result be entitled to a (partial) refund of Netherlands dividend withholding tax.

•	Legal entities that could have invoked the participation exemption with respect to the dividends received in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of legal entities resident in the Netherlands, in effect no Dutch dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.

•	Individuals if the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due. Tension with EU law seems to arise if the effective tax burden in the relevant cross-border situation is relatively higher in comparison to the equivalent domestic scenario.

•	Legal entities that, if they had been based in the Netherlands, would not have been subject to corporate income tax (such as a pension fund), or would have qualified as an investment institution for the purposes of this tax, and that would, because of this, be eligible for a refund of dividend withholding tax withheld at their expense.

Taxes on income and capital gains

Income and capital gains

Income and capital gains derived from the bearer receipts or ADSs by an individual or corporate U.S. Shareholder are generally not subject to Netherlands income tax or corporation tax, unless:

i.	such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the U.S. Shareholder; or

ii.	the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-Dutch resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or

iii.	such income and capital gains are derived from a direct, indirect or deemed substantial interest in the share capital of ING Group N.V. (such substantial interest not being a business asset), and, in the case of a non-Dutch resident corporate shareholder only, it being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person;

iv.	in case of a non-Dutch resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the bearer receipts or ADS are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to Article 17(3)(c) of the Dutch Corporate Tax Act 1969; or

v.	in case of a non-Dutch resident individual, such individual derives income or capital gains from the bearer receipts or ADSs that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (‘resultaat uit overige werkzaamheden’, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the bearer receipts or ADSs that exceed regular portfolio management.

It is noted that pursuant to Dutch tax law changes as per 1 January 2016, in deviation from the applicable wording for 2015 under (iii) above, a non-Dutch resident corporate shareholder that holds a direct, indirect or deemed substantial interest in ING Groep N.V. is subject to Dutch corporation tax if such substantial interest is being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person and is put in place without valid commercial reasons that reflect economic reality.

Substantial interest

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

Gift or inheritance tax

No Netherlands gift or inheritance tax will be imposed on the transfer or deemed transfer of the bearer receipts or ADSs by way of a gift by or on the death of a U.S. Shareholder if, at the time of the gift or the death of that shareholder, such shareholder is not a (deemed) resident of the Netherlands.

Netherlands inheritance or gift taxes (as the case may be) are due, however, if the transfer of the bearer receipts or ADSs are construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be a resident of the Netherlands. For the purposes of Netherlands gift or inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he or she has been a resident thereof at any time during the ten years preceding the time of the gift or death. For the purposes of Netherlands gift tax, any person is deemed to be a resident of the Netherlands if he or she has resided therein at any time in the twelve months preceding the gift.

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
ADR depositary or substituting the underlying shares

Issuance of ADSs against the deposit of Ordinary Shares, including deposits and issuances in respect of:

•    Share distributions, stock splits, rights, merger

•    Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities

$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Receiving or distributing cash dividends	Distribution of cash dividends	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transfer of ADRs	Registration of transfers in the ADR register and issuance of new ADRs for the number of ADSs as evidenced by the ADRs surrendered	$1.50 per ADR

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)

Withdrawing an underlying Ordinary Share	Acceptance of ADSs surrendered for withdrawal of deposited Ordinary Shares	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2015, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 3,101,081.85.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2015:

Amount reimbursed

Amounts in millions of euros	2015
Category of expense reimbursed to ING
Investor relations, including upfront contribution	3,101,082

Total	3,101,082

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

Management, under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management identified a material weakness in our internal control over financial reporting as further described in the Report of the Executive Board on internal control over financial reporting below, and consequently concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, were not effective as of the end of the period covered by this Annual Report. As described in the Report of the Executive Board on internal controls over financial reporting, Management did not identify any other deficiencies that had a material adverse effect on the effectiveness of the Company’s controls and procedures. There have been no significant changes in the Company’s internal controls over financial reporting during the period covered by this Annual Report that has materially affected or is reasonably likely to materially affect, our internal controls over financial reporting.

Due to the listing of ING shares on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404.

These regulations require that the CEO (the chairman of the Executive Board) and the CFO of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. ING Group has long-established Business Principles and a strong internal control culture, to which all staff must adhere to. SOX 404 activities are organised along the lines of the company´s governance structure, and involve the participation of senior management across ING.

Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting.

Report of the Executive Board on internal control over financial reporting

The Executive Board is responsible for establishing and maintaining adequate internal control over financial reporting. ING´s internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

The Executive Board assessed the effectiveness of our internal control over financial reporting as of 31 December 2015. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). Based on the Executive Board’s assessment of those criteria, the Executive Board has concluded that the Company’s internal control over financial reporting was not effective as of 31 December 2015 due to the existence of a material weakness in the internal controls related to the determination of specific accounting policies for material transactions with a high degree of accounting complexity, including divestitures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the accounting for certain aspects of the “anchor investment transaction” undertaken in connection with the July, 2014 IPO of NN Group, and arose in connection with the preparation of our 2014 financial statements. The amended accounting for this transaction is reflected in the consolidated financial statements, including comparative 2014 figures, as described in Note 1 to our Consolidated Financial Statements.

Remediation Plan

Management has made significant progress in the remediation of this material weakness by revising and clarifying its accounting policy controls related to complex divestiture transactions. With regards to future material transactions with a high degree of accounting complexity, including divestitures, the Company will enhance the identification, evaluation and documentation of alternative accounting considerations and policy judgements, including the communication and dialogue throughout the chain of management and with the Audit Committee. Furthermore, based upon self-assessment of in-house accounting skills against future transactions, management will apply additional technical skills or resources to such transactions, as appropriate.

Management believes the foregoing efforts will effectively remediate the material weakness. As the remediation is implemented, management may take additional measures or modify the remediation plan described above.

Report of Independent Registered Public Accounting Firm

To: the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.

We have audited ING Groep N.V.’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)(the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ING Groep N.V.’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the Company’s controls related to the determination of specific accounting policies for material transactions with a high degree of accounting complexity, including divestitures.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, ING Groep N.V. has not maintained effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of 31 December 2015 and 2014, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2015. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of those financial statements, and this report does not affect our report dated 29 February 2016, which expressed an unqualified opinion on those financial statements.

Amsterdam, the Netherlands

29 February 2016

Ernst & Young Accountants LLP

Item 16A.	Audit Committee Financial Expert

Following the unforeseen departure in September 2015 of Carin Gorter, no other member of the Audit Committee is considered a “financial expert” as defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Eric Boyer de la Giroday is a financial expert as defined in the Dutch Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as a board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

Item 16B.	Code of Ethics

How we act and behave is the basis of the relationship of trust we have with customers and of our responsible engagement in society. Following extensive consultation with thousands of staff members in the more than 40 countries where we operate, we clearly defined our values and behaviours in the Orange Code that we launched in 2015. The ING Values, as part of the Orange Code are also published on our corporate website www.ing.com. That process ensured that the code is not abstract but a true reflection of who we are and what we believe. Inspired by the aim to put “integrity above all,” it forms the basis of our culture and will also be reflected in our performance management for leaders and for all staff. The Orange Code builds on the Dutch Banker’s Oath, a set of principles that reconfirms the Dutch banking industry’s commitment to ethical behaviour. All ING employees in the Netherlands, including our principal executive officer, principal financial officer and principal accounting officer, took the Banker’s Oath 2015.

Item 16C.	Principal Accountant Fees and Services

External auditor

Ernst & Young Accountants LLP (“EY”) was appointed to audit the financial statements of ING Group for the financial year 2015, to audit the effectiveness of internal control over financial reporting on 31 December 2015, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group.

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Audit Committee and of the Risk Committee and attended and addressed the 2015 Annual General Meeting, at which the external auditor was questioned on the audit opinion.

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

More information on ING’s policy regarding external auditor’s independence is available on the website of ING Group (www. ing.com).

Reference is made to Note 29 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2015, 2014 and 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2015 and 2014.

Item 16F.	Changes in Registrant’s Certifying Accountant

At the annual General Meeting held on 11 May 2015, KPMG Accountants was appointed as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2016 through 2019. The appointment of KPMG was the result of a thorough tender process overseen by the Audit Committee of the Supervisory Board and in accordance with ING Group’s policy on the Auditors’ Independence.

The change in auditors is being made in recognition of regulatory changes in the Netherlands. Accordingly the engagement of Ernst & Young Accountants LLP, ING Group’s current auditor, can not be renewed in 2016.

During the two years prior to 31 December 2015, (1) Ernst & Young Accountants LLP has not issued any reports on the financial statements of ING Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Ernst & Young Accountants LLP qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Ernst & Young Accountants LLP’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to 31 December 2015 we have not consulted with KPMG Accountants regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of ING Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G.	Corporate Governance

This section sets out the application of the Dutch Corporate Governance Code effective as from 1 January 2009 (“Corporate Governance Code”), at ING Groep N.V. (“ING Group”). It provides information on its share capital, control, Executive Board, Supervisory Board and external auditor.

Recent developments

Corporate governance review

As announced in the 2014 Annual Report, the Executive Board and Supervisory Board, assisted by its Corporate Governance Committee, have reviewed ING Group’s corporate governance, including the depositary receipts structure, in 2015. An external law firm and a proxy advisory firm have advised ING in this review. As part of this review ING has also reached out to investors, proxy advisors and other stakeholders to seek their view on key elements of the corporate governance. The outcome of the review will be submitted to the 2016 Annual General Meeting. Also the board structure and the interaction between the Supervisory Board and the ING organisation were reviewed.

Legislative and regulatory developments

The Bank Resolution and Recovery Directive (“BRRD”) was implemented in Dutch law in 2015. Although banks in distress are the focal point of the BRRD, certain provisions must be applied outside situations of distress. One of these requires companies subject to the BRRD, including ING Group, at all times to maintain sufficient authorised share capital to permit the issue of as many ordinary shares as required for a potential future bail-in. The BRRD also permits, subject to certain conditions, a reduction in the convocation period for shareholders meetings from 42 days (the Dutch standard) to 10 days. Proposals related to the implementation of the foregoing will be included in the proxy materials for the 2016 Annual General Meeting.

Shareholder participation and position of ING Trust Office (Stichting ING Aandelen)

Between 2010 and 2015, participation of shareholders excluding the ING Trust Office, and holders of depositary receipts, in decision-making at the annual shareholders’ meeting of ING Group (“General Meeting”) consistently increased from 41.3 percent to 56.8 percent.

Corporate Governance Codes

Compliance with the Corporate Governance Code

ING Group uses the Corporate Governance Code as reference for its corporate governance structure and practices. The Corporate Governance Code can be downloaded from the website of the Dutch Corporate Governance Code Monitoring Committee (www.commissiecorporategovernance.nl).

The application of the Corporate Governance Code by ING is described in the 2010 publication “ING’s implementation of the Dutch Corporate Governance Code”, which is available on the website of ING Group (www.ing.com). This is to be read in conjunction with this section and is deemed to be incorporated into this section.

Dutch Banking Code

The Dutch Banking Code (“Banking Code”), a revised version of which was adopted by the Dutch Banking Associations in 2014, is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application to ING Bank is described in “Application of the Dutch Banking Code by ING Bank N.V.”, available on the ING Group website (www.ing.com). This is to be read in conjunction with and deemed to be incorporated in the Annual Report of ING Bank N.V. ING Group voluntarily applies the principles of the Banking Code regarding remuneration to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

Differences between Dutch and US corporate governance practices

In accordance with the requirements of the US Securities and Exchange Commission, ING Group, as a foreign private issuer whose securities are listed on the New York Stock Exchange (“NYSE”), must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under NYSE listing standards.

ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) with a two-tier board structure has an executive board as its management body and a supervisory board that advises and supervises the executive board. In general, members of the executive board are employees of the company while members of the supervisory board are not. The latter are often former state or business leaders and sometimes former members of the executive board. A member of the executive board or other officer or employee of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board. Under the Corporate Governance Code, all members of the supervisory board, with the exception of not more than one person, should be independent. The definition of independence under the Corporate Governance Code, however, differs in its details from the definitions of independence under the NYSE listing standards. In some cases, Dutch requirements are stricter: in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains a “comply-orexplain” principle, offering the possibility of deviating from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the General Meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Consistent with Dutch law, the board committees generally act only in an advisory capacity to the supervisory board and, for instance, ING’s compensation committee may not directly set the compensation of the CEO.

•	Dutch law requires that ING Group’s external auditors be appointed at the General Meeting and not by the Audit Committee.

•	The articles of association of ING Group (“Articles of Association”) provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies that are subject to NYSE’s listing rules that require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III.

Item 18.	Consolidated Financial Statements

Reference is made to the Annual Report 2015 of ING Group, pages F-1 to F-259.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 20 May 2014 (incorporated by reference to ING Groep N.V.’s Report on Form 20-F furnished on 16 March 2015)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated 2 September 2011 incorporated by reference to Exhibit 1.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2011, File No. 1-14642 filed on 21 March 2012)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	First Supplemental Indenture, dated 18 July 2002, between the Company and The Bank of NewYork (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Second Supplemental Indenture, dated 12 December 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.4	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated 8 December 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 7 December 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated 4 October 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 3 October 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated 17 June 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 17 June 2008)

Exhibit 2.12	First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.000% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.13	Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.500% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 4.1	ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on 22 October 2009 (incorporated by reference to Exhibit 2 of ING Groep N.V.’s Report on Form 6-K filed on 4 November 2011)

Exhibit 4.2	Annex I “Catalogue of Commitments“ submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (redacted; incorporated by reference to ING Groep N.V.‘s report on Form 6-K fumished on 22 August 2013)

Exhibit 4.3	Annex II “The Principles Applied to Intemal Wind Down Units in the Insurance Sector“ submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012 (incorporated by reference to ING Groep N.V.’s report on Form 6-K furnished on 22 August 2013)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

Exhibit 15.2	Letter dated 29 February 2016 of Ernst & Young Associates

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ING Groep N.V. (Registrant)

	By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: 29 February 2016

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2015, 2014 and 2013 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Year ended 31 December	2015	2014	2013
Return on equity of the banking operations*	14.9%	7.5%	14.7%
Return on equity of ING Group*	10.6%	2.1%	11.0%
Return on assets ING Group	0.6%	0.1%	0.5%
Equity to assets of ING Group	5.4%	4.8%	3.9%
Net interest margin of the banking operations	1.5%	1.5%	1.4%

*	net profit divided by average equity

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

The comparative amounts in this section for assets and liabilities in the IFRS balance sheet of the year ended 31 December 2014 include assets and liabilities of ING Vysya Bank Ltd. In the IFRS balance sheet of the year ended 31 December 2013 ING Direct UK was presented as Assets and Liabilities held for sale.

Interest-earning assets
	2015			2014			2013
Amounts in millions of euros	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
Time deposits with banks
- domestic	29,058	51	0.2	16,032	72	0.4	11,996	48	0.4
- foreign	26,299	290	1.1	30,578	330	1.1	25,859	264	1.0
Loans and advances
- domestic	221,511	7,618	3.4	220,246	8,336	3.8	242,929	9,241	3.8
- foreign	362,259	11,449	3.2	335,075	11,538	3.4	328,497	12,087	3.7
Interest-earning securities[1]
- domestic	34,637	537	1.6	33,374	634	1.9	26,608	659	2.5
- foreign	75,100	1,765	2.4	76,955	2,006	2.6	69,588	2,185	3.1
Other interest-earning assets
- domestic	8,353	38	0.5	14,692	106	0.7	19,060	96	0.5
- foreign	17,194	87	0.5	15,796	164	1.0	19,284	125	0.6

Total	774,411	21,835	2.8	742,748	23,186	3.1	743,821	24,705	3.3
Non-interest earning assets	41,334			38,177			37,305

Derivatives assets	49,363			39,907			50,978

Total assets(1)	865,108			820,832			832,104

Percentage of assets applicable to foreign operations		64.5%			65.2%			62.5%
Interest income on derivatives		24,333			25,138			26,871
Other		189			614			929

Total interest income		46,357			48,938			52,505

[1]	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

Interest-bearing liabilities
	2015			2014			2013
Amounts in millions of euros	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
Time deposits from banks
- domestic	11,391	18	0.1	3,336	23	0.7	4,450	39	0.9
- foreign	12,723	252	2.0	9,782	281	2.9	10,017	356	3.6
Demand deposits[1]
- domestic	45,065	88	0.2	41,957	134	0.3	42,236	141	0.3
- foreign	63,876	56	0.1	54,437	95	0.2	49,390	131	0.3
Time deposits[1]
- domestic	29,858	86	0.3	31,266	95	0.3	30,418	129	0.4
- foreign	18,725	265	1.4	18,972	251	1.3	20,866	267	1.3
Savings deposits[1]
- domestic	90,518	883	1.0	88,149	1,168	1.3	87,418	1,457	1.7
- foreign	249,318	2,513	1.0	239,101	3,374	1.4	233,016	4,157	1.8
Short term debt
- domestic	15,630	44	0.3	17,486	63	0.4	19,167	73	0.4
- foreign	21,535	142	0.7	24,091	182	0.8	22,055	253	1.1
Long term debt
- domestic	78,557	2,077	2.6	75,319	2,277	3.0	78,864	2,530	3.2
- foreign	16,917	455	2.7	18,220	575	3.2	18,938	740	3.9
Subordinated liabilities
- domestic	17,398	455	2.6	16,689	717	4.3	16,099	706	4.4
- foreign	319	15	4.7	438	30	6.8	610	33	5.4
Other interest-bearing liabilities
- domestic	18,673	-10	-0.1	18,340	29	0.2	20,844	27	0.1
- foreign	44,107	359	0.8	46,908	318	0.7	47,567	368	0.8

Total	734,610	7,698	1.1	704,491	9,612	1.4	701,955	11,407	1.4
Non-interest bearing liabilities	41,186			42,336			42,603

Derivatives liabilities	52,009			42,504			54,694
Total Liabilities	827,805			789,331			799,252

Group Capital	37,303			31,498			32,852

Total liabilities and capital	865,108			820,829			832,104
Percentage of liabilities applicable to foreign operations		61.3%			62.3%			60.3%
Other interest expense:
Interest expenses on derivatives		25,241			26,024			28,122
Other		828			926			1,188

Total interest expense		33,767			36,562			40,717

Total net interest result		12,590			12,376			11,788

[1]	These captions do not include deposits from banks.

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

Interest-earning assets

	2015 over 2014			2014 over 2013
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
Amounts in millions of euros	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Time deposits to banks
- domestic	58	-79	-21	16	8	24
- foreign	-46	6	-40	48	18	66
Loans and advances
- domestic	3	-722	-719	-832	-73	-905
- foreign	936	-1,025	-89	242	-791	-549
Interest-earning securities
- domestic	24	-121	-97	168	-193	-25
- foreign	-48	-193	-241	231	-410	-179
Other interest-earning assets
- domestic	-46	-22	-68	-22	32	10
- foreign	14	-91	-77	-23	62	39
Interest income
- domestic	39	-944	-905	-670	-226	-896
- foreign	856	-1,303	-447	498	-1,121	-623

Total	895	-2,247	-1,352	-172	-1,347	-1,519

Other interest income			-1,229			-2,048

Total interest income			-2,581			-3,567

The following table shows the interest spread and net interest margin for the past two years.

Average rate %	2015	2014
Interest spread
- domestic	1.6	1.6
- foreign	1.9	1.8
Total	1.8	1.7

Net interest margin
- domestic	1.5	1.6
- foreign	2.0	1.9
Total	1.8	1.8

Interest-bearing liabilities

	Increase (decrease) due to changes in			Increase (decrease) due to changes in
Amounts in millions of euros	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Time deposits from banks
- domestic	55	-61	-6	-10	-6	-16
- foreign	85	-113	-28	-8	-67	-75
Demand deposits
- domestic	10	-56	-46	-1	-6	-7
- foreign	17	-56	-39	13	-49	-36
Time deposits
- domestic	-4	-4	-8	4	-39	-35
- foreign	-3	17	14	-24	9	-15
Savings deposits
- domestic	32	-316	-284	12	-301	-289
- foreign	144	-1,005	-861	109	-892	-783
Short term debt
- domestic	-7	-13	-20	-6	-4	-10
- foreign	-19	-20	-39	23	-94	-71
Long term debt
- domestic	98	-298	-200	-114	-139	-253
- foreign	-41	-79	-120	-28	-137	-165
Subordinated liabilities
- domestic	30	-293	-263	26	-15	11
- foreign	-8	-7	-15	-9	5	-4
Other interest-bearing liabilities
- domestic	1	-40	-39	-3	5	2
- foreign	-19	61	42	-5	-46	-51
Interest expense
- domestic	215	-1,080	-866	-92	-505	-597
- foreign	154	-1,202	-1,046	71	-1,271	-1,200

Total	369	-2,282	-1,912	-21	-1,776	-1,797

Other interest expense			-883			-2,358

Total interest expense			-2,795			-4,155

Net interest
- domestic	-176	136	-39	-578	279	-299
- foreign	702	-101	599	427	150	577

Net interest	526	35	560	-151	429	278

Other net interest result			-346			310

Net interest result			214			588

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

	Year ended 31 December
Amounts in millions of euros	2015	2014	2013
Debt securities available for sale
Dutch government	9,016	9,599	11,465
German government	13,033	17,413	11,240
Central banks	803	842	910
Belgian government	6,591	8,256	10,003
Other governments	27,204	30,055	19,919
Corporate debt securities
- Banks and financial institutions	20,080	21,009	19,160
- Other corporate debt securities	1,512	1,935	1,576
U.S. Treasury and other U.S. Government agencies	2,868	2,875	3
Other debt securities	1,459	699	962

Total debt securities available for sale	82,566	92,683	75,238

Debt securities held to maturity
Dutch government	1,124
German government	529
Other governments	4,376	315	50
Banks and financial institutions	1,219	1,567	2,693
Corporate debt securities	221
Other debt securities	357	357	355

Total debt securities held to maturity	7,826	2,239	3,098

Shares and convertible debentures	4,434	2,718	1,645
Land and buildings [1]	1,060	1,100	1,198

Total	95,886	98,740	81,179

[1]	Including commuted ground rents

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

Portfolio maturity

Amounts in millions of euros	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Debt securities available for sale
Dutch government	123	3,467	5,426		9,016
German government	1,414	4,735	6,884		13,033
Belgian government	1,362	3,294	1,935		6,591
Central banks	803				803
Other governments	3,465	11,997	10,343	1,399	27,204
Banks and financial institutions	3,042	10,417	6,537	84	20,080
Corporate debt securities	100	804	608		1,512
U.S. Treasury and other U.S. Government agencies	32	2,836			2,868
Other debt securities	1	99	685	674	1,459

Total debt securities available for sale	10,342	37,649	32,418	2,157	82,566

Yield %	2.9	2.6	2.0	2.8

Debt securities held to maturity
Dutch government			1,124		1,124
German government		451	78		529
Belgian government		774	171		945
Central banks					0
Other governments	12	3,324	95		3,431
Banks and financial institutions	250	758	211		1,219
Corporate debt securities		150	71		221
U.S. Treasury and other U.S. Government agencies					0
Other debt securities				357	357

Total debt securities available for sale	262	5,457	1,750	357	7,826

Yield %	1.1	2.5	2.4	0.5

Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

On 31 December 2015, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

Amounts in millions of euros	Book value	Market value
Dutch government	11,259	11,283
German government	18,709	18,709
Belgium government	7,588	7,588

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions
Amounts in millions of euros	2015	2014
Loans past due 90 days	11,578	14,242
Other impaired loans	3,747	2,647

Total impaired loans (loans with a loan loss provision)	15,325	16,889
Potential problem loans	6,240	7,893

Total Impaired loans and potential problem loans	21,565	24,782
Loans neither impaired nor potential problem loans	546,682	529,615

Total	568,247	554,397

This amount is presented in the balance sheet as:
Amounts due from Banks	29,046	36,016
Loans and advances to customers	539,201	518,381

Total	568,247	554,397

Loan loss provisions included in:
Amounts due from Banks	14	6
Loans and advances to customers	5,772	5,989

Total loan loss provisions	5,786	5,995

Loans and advances by customer type:
Amounts in millions of euros	2015	2014
Loans secured by public authorities	48,460	45,398
Loans secured by mortgages	293,192	294,359
Loans guaranteed by credit institutions	325	1,327
Personal lending	22,111	20,948
Asset backed securities excluding MBS	4,937	5,318
Corporate loans	170,176	151,031

Total	539,201	518,381

Loan loss provisions by customer type:
Amounts in millions of euros	2015	2014
Loans secured by public authorities	2	2
Loans secured by mortgages	1,536	1,862
Loans guaranteed by credit institutions	15	8
Personal lending	889	870
Mortgage backed securities (MBS)
Asset backed securities excluding MBS	2	2
Corporate loans	3,342	3,251

Total	5,786	5,995

In 2015, Loans and advances to customers by type – International, as at 31 December 2014, are adjusted. In 2015, it became apparent that a portion of loans previously reported as Personal lending and Corporate loans of EUR 7.4 billion and EUR 4.2 billion respectively should have been reported as Loans secured by mortgages.

Increase in Loan loss provision by customer type
Amounts in millions of euros	2015	2014
Loans secured by public authorities
Loans secured by mortgages	-326	-34
Loans guaranteed by credit institutions	7	-13
Personal lending	19	59
Mortgage backed securities (MBS)
Asset backed securities excluding MBS		-140
Corporate loans	91	-31

Total	-209	-159

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	1,347	1,594
Write-offs and other	-1,556	-1,753

Total	-209	-159

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Gross loans and advances to banks and customers

Amounts in millions of euros	2015	2014	2013	2012	2011
By domestic offices:
Loans guaranteed by public authorities	30,246	26,504	29,132	35,857	29,281
Loans secured by mortgages	121,599	133,352	139,475	153,594	162,735
Loans to or guaranteed by credit institutions	11,683	11,835	11,670	14,641	14,130
Other private lending	5,070	4,852	4,848	5,029	5,012
Mortgage backed securities (MBS)				0	0
Asset backed securities excluding MBS				0	0
Other corporate lending	42,670	39,684	43,907	42,891	50,603

Total domestic offices	211,268	216,227	229,032	252,012	261,761

By foreign offices:
Loans guaranteed by public authorities	18,214	18,894	15,119	14,917	25,867
Loans secured by mortgages	171,593	161,007	154,339	158,054	165,614
Loans to or guaranteed by credit institutions	17,688	25,508	33,378	28,824	37,817
Other private lending	17,041	16,096	15,328	13,865	14,179
Asset backed securities excluding MBS	4,937	5,318	6,336	7,044	13,328
Other corporate lending	127,506	111,347	99,865	104,644	103,706

Total foreign offices	356,979	338,170	324,365	327,348	360,511

Total gross loans and advances to banks and customers	568,247	554,397	553,397	579,360	622,272

In 2015, Loans and advances to customers by type – International, as at 31 December 2014, are adjusted. In 2015, it became apparent that a portion of loans previously reported as Personal lending and Corporate loans of EUR 7.4 billion and EUR 4.2 billion respectively should have been reported as Loans secured by mortgages.

Maturities and sensitivity of loans to changes in interest rates

Amounts in millions of euros	1 year or less	1 year to 5 years	After 5 years	Total
By domestic offices:
Loans guaranteed by public authorities	4,911	3,516	21,819	30,246
Loans secured by mortgages	6,449	17,867	97,283	121,599
Loans guaranteed by credit institutions	9,261	1,500	922	11,683
Other private lending	2,396	1,109	1,565	5,070
Asset backed securities excluding MBS				0
Other corporate lending	20,301	14,672	7,697	42,670

Total domestic offices	43,318	38,664	129,286	211,268

By foreign offices:
Loans guaranteed by public authorities	6,740	6,336	5,138	18,214
Loans secured by mortgages	22,088	47,788	101,717	171,593
Loans guaranteed by credit institutions	15,440	2,169	79	17,688
Other private lending	6,516	7,614	2,911	17,041
Asset backed securities excluding MBS	58	789	4,090	4,937
Other corporate lending	42,690	54,741	30,075	127,506

Total foreign offices	93,532	119,437	144,010	356,979

Total gross loans and advances to banks and customers	136,850	158,101	273,296	568,247

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2015.

	1 year or less	Over 1 year	Total
Amounts in millions of euros
Non-interest earning	6,699	1,187	7,886
Fixed interest rate	65,978	71,513	137,491
Semi-fixed interest rate[1]	11,043	196,291	207,334
Variable interest rate	53,094	162,442	215,536

Total	136,814	431,433	568,247

1	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”.

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2015:

Total outstanding
Private Individuals	39.4%

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

As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Loans past due 90 days and still accruing interest
	Year ended 31 December
Amounts in millions of euros	2015	2014	2013	2012	2011
Domestic	7,523	8,714	8,088	6,367	5,292
Foreign	4,055	5,528	4,767	3,734	3,531

Total loans past due 90 days and still accruing interest	11,578	14,242	12,855	10,101	8,823

As of 31 December 2015, EUR 10,744 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 14,491 million as of 31 December 2015.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Troubled debt restructurings

	Year ended 31 December
Amounts in millions of euros	2015	2014	2013	2012	2011
Domestic	86	112	813	781	276
Foreign	376	304	742	476	743

Total troubled debt restructurings	462	416	1,555	1,257	1,019

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2015 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2015.

Interest Income on Troubled Debt Restructurings

	Year ended 31 December 2015
Amounts in millions of euros	Domestic offices	Foreign offices	Total
Interest income that would have been recognized under the original contractual terms	2	3	5
Interest income recognized in the profit and loss account	1	2	3

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 6,240 million as of 31 December 2015. Of this total, EUR 3,106 million relates to domestic loans and EUR 3,134 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2015, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2015, 2014 and 2013 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

Cross-border outstandings where such outstandings exceed 1% of total assets, by category

Amounts in millions of euros	Government & official institutions	Banks & other financial institutions	Commercial & Industrial	Other	Total	Cross-border Commitments
2015
United Kingdom	3,524	10,220	4,434	1,153	19,331	6,768
United States	2,895	7,239	7,361	1,610	19,105	16,530
France	7,875	11,505	2,504	1,186	23,070	7,380
Germany	5,307	3,172	2,040	3,145	13,664	10,215
China	612	6,443	1,975	3,372	12,403	386
Turkey	1,873	3,564	5,329	1,202	11,968	1,627
Belgium	1,618	2,532	4,055	1,961	10,166	14,582
Switzerland	1,435	230	3,753	3,641	9,059	2,292
Canada	539	6,082	1,386	452	8,459	739
2014
United Kingdom	481	10,575	4,730	1,012	16,798	5,159
United States	2,898	6,568	4,409	1,834	15,709	13,354
France	8,259	11,213	2,641	1,181	23,294	6,539
Germany	8,643	1,653	1,941	2,791	15,028	7,389
China	193	7,940	1,701	2,736	12,570	479
2013
United Kingdom	44	22,158	2,109	752	25,063	4,072
United States	150	5,910	5,469	4,426	15,954	9,706
France	5,106	12,091	2,620	643	20,460	6,773
Germany	5,900	2,062	1,868	3,502	13,332	7,290

As of 31 December 2015 Luxembourg, Spain, Russia, Japan, Italy, Singapore, Polen, Cayman Island and Austria has cross-border outstandings between 0.50% and 0.80% of total assets.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Movements provision for loan losses by loan type

IFRS-IASB	Calendar period
Amounts in millions of euros	2015	2014	2013	2012	2011
Balance on 1 January	5,995	6,154	5,505	4,950	5,195
Change in the composition of the Group		-170	-20	-13	-3
Charge-offs:
Domestic:
Loans secured by mortgages	-436	-435	-301	-144	-129
Loans to or guaranteed by credit institutions		-12	-5	-5	-14
Other private lending	-121	-50	-34	-47	-56
Other corporate lending	-447	-483	-569	-601	-343
Foreign:
Loans guaranteed by public authorities				-18	-6
Loans secured by mortgages	-154	-90	-54	-64	-50
Loans to or guaranteed by credit institutions			-3		-3
Other private lending	-303	-124	-167	-133	-452
Other corporate lending	-257	-535	-476	-670	-251

Total charge-offs	-1,718	-1,729	-1,609	-1,682	-1,304

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	23	36	34	35	36
Other private lending	16	13	7	12	11
Other corporate lending	-5	9	22	37	28
Foreign:
Loans secured by mortgages	4	6	4	1	1
Other private lending	37	31	31	30	29
Other corporate lending	16	9	18	27	7

Total recoveries	91	104	116	142	112

Net charge-offs	-1,627	-1,625	-1,493	-1,540	-1,192

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	1,418	1,636	2,162	2,108	950

Balance on 31 December	5,786	5,995	6,154	5,505	4,950

Ratio of net charge-offs to average loans and advances to banks and customers	0.28%	0.29%	0.26%	0.25%	0.19%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Allocation Loan loss provision at end of year

Amounts in millions of euros	2015	%	2014	%	2013	%	2012	%	2011	%
Domestic:
Loans guaranteed by public authorities		5.32		4.76	0	5.26	0	6.20	1	4.68
Loans secured by mortgages	819	21.55	1,069	23.97	1,265	25.20	878	26.55	503	26.91
Loans to or guaranteed by credit institutions		2.06		2.13	0	2.11	0	2.94	4	2.25
Other private lending	177	0.89	169	0.87	139	0.88	144	0.87	119	0.80
Other corporate lending	1,904	7.36	1,820	7.35	1,566	7.93	1,423	7.62	1,375	7.75

Total domestic	2,900	37.18	3,058	39.08	2,970	41.38	2,445	44.18	2,002	42.39

Foreign:
Loans guaranteed by public authorities	2	3.20	2	3.40	2	2.73	2	2.57	2	4.13
Loans secured by mortgages	717	30.20	793	26.85	631	26.41	710	26.28	712	25.63
Loans to or guaranteed by credit institutions	15	3.11	8	4.71	21	6.03	30	4.56	5	6.05
Other private lending	712	3.00	701	4.23	672	3.96	650	3.37	596	3.10
Mortgage backed securities	2	0.87	2	0.96	142	1.44	76	1.22	2	2.13
Other corporate lending	1,438	22.44	1,431	20.77	1,716	18.05	1,592	17.82	1,631	16.57

Total foreign	2,886	62.82	2,937	60.92	3,184	58.62	3,060	55.82	2,948	57.61

Total	5,786	100.00	5,995	100.00	6,154	100.00	5,505	100.00	4,950	100.00

The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 5.1% to EUR 535,372 million in 2015, compared to 2014 (EUR 509,195). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 21% of the category ‘Debt securities’ (23% at the end of 2014). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2015		2014		2013
Amounts in millions of euros	Average deposit	Average rate	Average deposit	Average rate	Average deposit	Average rate
Deposits by banks
In domestic offices:
Demand —non-interest bearing	2,143		2,452		2,064
—interest bearing	739	2.8%	675	1.5%	583	1.4%
Time	11,344	0.1%	3,300	0.7%	4,378	0.9%
Other	135	1.0%	2,436	0.7%	3,850	0.9%

Total domestic offices	14,361		8,863		10,875

In foreign offices:
Demand —non-interest bearing	1,347		1,698		1,235
—interest bearing	5,556	0.9%	4,205	1.2%	4,951	1.4%
Time	12,616	2.0%	9,486	2.9%	9,800	3.6%
Other	3,799	2.0%	6,278	0.7%	7,347	1.1%

Total foreign offices	23,318		21,667		23,333

Total deposits by banks	37,679		30,530		34,208

Customer accounts
In domestic offices:
Demand —non-interest bearing	1,204		683		777
—interest bearing	46,348	0.2%	44,756	0.3%	44,406	0.3%
Savings	90,036	0.8%	87,951	1.1%	87,370	1.3%
Time	27,710	0.8%	31,267	1.0%	30,415	1.4%
Other	409	4.2%	878	2.3%	1,475	3.6%

Total domestic offices	165,707		165,535		164,443

In foreign offices:
Demand —non-interest bearing	3,411		4,094		5,976
—interest bearing	68,190	0.3%	59,506	0.3%	53,455	0.4%
Savings	248,768	0.9%	238,892	1.3%	230,175	1.8%
Time	18,452	2.6%	18,687	3.0%	20,407	1.5%
Other	1,270	0.6%	878	1.3%	1,196	2.0%

Total foreign offices	340,091		322,057		311,209

Total customers accounts	505,798		487,592		475,652

Debt securities
In domestic offices:
Debentures	76,026	2.4%	71,821	2.6%	76,418	2.7%
Certificates of deposit	13,909	0.3%	15,660	0.4%	15,671	0.4%
Other		0.0%	773	0.0%	3,239	0.4%

Total domestic offices	89,935		88,254		95,328

In foreign offices:
Debentures	7,051	3.2%	7,954	3.7%	9,119	4.5%
Certificates of deposit	9,512	1.0%	10,601	1.2%	10,637	1.9%
Other	5,401	3.0%	5,486	3.3%	11,709	1.7%

Total foreign offices	21,964		24,041		31,465

Total debt securities	111,899		112,295		126,793

For the years ended 31 December 2015, 2014 and 2013 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 49,125 million EUR 40,301 million and EUR 42,463 million, respectively.

On 31 December 2015, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000 was:

Amounts in millions of euros	Time certificates of deposit	%	Other time deposits	%
3 months or less	9,121.0	79	13,812.0	62
6 months or less but over 3 months	1,331.0	12	4,816.0	13
12 months or less but over 6 months	1,141.0	10	1,681.0	25
Over 12 months			573.0	0

Total	11,593.0	100	20,882.0	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2015.

Amounts in millions of euros
Time certificates of deposit	8,398.0
Other time deposits	34,674.0

Total	43,072.0

Average deposit balance by category and the related average rate

	2015		2014		2013
Amounts in millions of euros	Average deposit	Average rate	Average deposit	Average rate	Average deposit	Average rate
Deposits by banks
In domestic offices:
Demand —non-interest bearing	2,143		2,452		2,064
—interest bearing	739	2.8%	675	1.5%	583	1.4%
Time	11,344	0.1%	3,300	0.7%	4,378	0.9%
Other	135	1.0%	2,436	0.7%	3,850	0.9%

Total domestic offices	14,361		8,863		10,875

In foreign offices:
Demand —non-interest bearing	1,347		1,698		1,235
—interest bearing	5,556	0.9%	4,205	1.2%	4,951	1.4%
Time	12,616	2.0%	9,486	2.9%	9,800	3.6%
Other	3,799	2.0%	6,278	0.7%	7,347	1.1%

Total foreign offices	23,318		21,667		23,333

Total deposits by banks	37,679		30,530		34,208

Customer accounts
In domestic offices:
Demand —non-interest bearing	1,204		683		777
—interest bearing	46,348	0.2%	44,756	0.3%	44,406	0.3%
Savings	90,036	0.8%	87,951	1.1%	87,370	1.3%
Time	27,710	0.8%	31,267	1.0%	30,415	1.4%
Other	409	4.2%	878	2.3%	1,475	3.6%

Total domestic offices	165,707		165,535		164,443

In foreign offices:
Demand —non-interest bearing	3,411		4,094		5,976
—interest bearing	68,190	0.3%	59,506	0.3%	53,455	0.4%
Savings	248,768	0.9%	238,892	1.3%	230,175	1.8%
Time	18,452	2.6%	18,687	3.0%	20,407	1.5%
Other	1,270	0.6%	878	1.3%	1,196	2.0%

Total foreign offices	340,091		322,057		311,209

Total customers accounts	505,798		487,592		475,652

Debt securities
In domestic offices:
Debentures	76,026	2.4%	71,821	2.6%	76,418	2.7%
Certificates of deposit	13,909	0.3%	15,660	0.4%	15,671	0.4%
Other		0.0%	773	0.0%	3,239	0.4%

Total domestic offices	89,935		88,254		95,328

In foreign offices:
Debentures	7,051	3.2%	7,954	3.7%	9,119	4.5%
Certificates of deposit	9,512	1.0%	10,601	1.2%	10,637	1.9%
Other	5,401	3.0%	5,486	3.3%	11,709	1.7%

Total foreign offices	21,964		24,041		31,465

Total debt securities	111,899		112,295		126,793

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations. The following table sets forth certain information relating to the categories of our short-term borrowings.

Amounts in millions of euros	2015	2014	2013	2012
Commercial paper:
Balance at the end of the year	11,361	11,868	13,405	14,323
Monthly average balance outstanding during the year	14,124	15,368	13,350	23,150
Maximum balance outstanding at any period end during the year	16,585	17,670	17,022	27,715
Weighted average interest rate during the year (in %)	0.30%	0.28%	0.52%	0.82%
Weighted average interest rate on balance at the end of the year (in %)	0.37%	0.37%	0.52%	1.32%

Securities sold under repurchase agreements:
Balance at the end of the year	39,920	39,441	36,212	26,573
Monthly average balance outstanding during the year	47,802	45,029	45,600	55,365
Maximum balance outstanding at any period end during the year	55,212	56,658	56,758	72,901
Weighted average interest rate during the year (in %)	0.25%	0.39%	0.47%	0.72%
Weighted average interest rate on balance at the end of the year (in %)	0.30%	0.45%	0.59%	1.50%

Index to the consolidated financial statements

Report of independent registered public accounting firm	F – 2

Consolidated balance sheet	F – 3

Consolidated profit and loss account	F – 4

Consolidated statement of comprehensive income	F – 6

Consolidated statement of cash flows	F – 7

Consolidated statement of changes in equity	F – 9

Accounting policies for the consolidated annual accounts	F – 12

Notes to the consolidated annual accounts	F – 36

Risk management	F – 159

Capital management	F – 228

Supplemental information	F – 234

Glossary	F – 249

F-1	ING Group Annual Report on Form 20-F 2015

Report of independent registered

public accounting firm

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V., as of 31 December 2015 and 2014, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2015. These financial statements are the responsibility of ING Group N.V.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. at 31 December 2015 and 2014, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 29 February March 2016 expressed an adverse opinion thereon.

Amsterdam, the Netherlands

29 February 2016

Ernst & Young Accountants LLP

ING Group Annual Report on Form 20-F 2015	F-2

Consolidated balance sheet

as at 31 December

in EUR million	2015	2014
Assets
Cash and balances with central banks 2	21,458	12,233
Amounts due from banks 3	29,988	37,119
Financial assets at fair value through profit and loss 4
– trading assets	131,467	136,959
– non-trading derivatives	3,347	4,384
– designated as at fair value through profit and loss	3,234	2,756
Investments 5
– available-for-sale	87,000	95,402
– held-to-maturity	7,826	2,239
Loans and advances to customers 6	533,429	512,433
Investments in associates and joint ventures 7	962	953
Real estate investments 8	77	80
Property and equipment 9	2,027	2,100
Intangible assets 10	1,567	1,655
Assets held for sale 11	2,153	165,427
Other assets 12	13,320	13,966

Total assets	837,855	987,706
Equity 13
Shareholders’ equity (parent) [1]	44,972	47,554
Minority interests	638	8,047

Total equity	45,610	55,601
Liabilities
Subordinated loans 14	7,265	6,861
Debt securities in issue 15	121,289	126,352
Other borrowed funds 16	9,146	11,297
Amounts due to banks 17	33,813	29,999
Customer deposits and other funds on deposit 18	500,746	483,871
Financial liabilities at fair value through profit and loss 19
– trading liabilities	88,807	97,091
– non-trading derivatives	4,257	6,040
– designated as at fair value through profit and loss	12,616	13,551
Liabilities held for sale 11		142,106
Other liabilities[1] 20	14,306	14,937

Total liabilities	792,245	932,105

Total equity and liabilities	837,855	987,706

1	Shareholder’s equity (parent) and Other liabilities, as at 31 December 2014, are adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

F-3	ING Group Annual Report on Form 20-F 2015

Consolidated profit and loss account

in EUR million	2015	2015	2014	2014	2013	2013
Continuing operations
Interest income banking operations	46,321		48,169		51,394
Interest expense banking operations	–33,760		–35,865		–39,693

Interest result banking operations 21		12,561		12,304		11,701
Investment income 22		123		236		351
Result on disposal of group companies 23		2		195		27
Gross commission income	3,411		3,297		3,303
Commission expense	–1,093		–1,004		–1,099

Commission income 24		2,318		2,293		2,204
Valuation results on non-trading derivatives 25		1,247		–641		2,010
Net trading income 26		1,198		592		483
Share of result from associates and joint ventures 7		492		138		150
Other income 27		66		97		170

Total income		18,007		15,214		17,096
Addition to loan loss provisions 6		1,347		1,594		2,289
Staff expenses 28		4,972		5,788		4,920
Other operating expenses 29		4,354		4,471		3,914

Total expenses		10,673		11,853		11,123

Result before tax from continuing operations		7,334		3,361		5,973
Taxation 39		1,924		859		1,498

Net result from continuing operations		5,410		2,502		4,475
Discontinued operations 30
Net result from discontinued operations		800		667		705
Net result from classification as discontinued operations		3		–470		–42
Net result from disposal of discontinued operations		–879		–1,572		17

Total net result from discontinued operations		–76		–1,375		680

Net result (before minority interests)		5,334		1,127		5,155
Net result attributable to Minority interests		408		164		265

Net result attributable to Equityholders of the parent		4,926		963		4,890

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in presentation of the Consolidated annual accounts and related notes.

ING Group Annual Report on Form 20-F 2015	F-4

Consolidated profit and loss account - continued

in EUR million	2015	2014	2013
Net result attributable to Minority interests
– from continuing operations	69	79	80
– from discontinued operations	339	85	185

	408	164	265
Net result attributable to Equityholders of the parent
– from continuing operations	5,341	2,423	4,395
– from discontinued operations	–415	–1,460	495

	4,926	963	4,890

in EUR	2015	2014	2013
Earnings per ordinary share 31
Basic earnings per ordinary share	1.28	0.06	1.14
Diluted earnings per ordinary share	1.27	0.06	1.14
Earnings per ordinary share from continuing operations 31
Basic earnings per ordinary share from continuing operations	1.39	0.44	1.01
Diluted earnings per ordinary share from continuing operations	1.38	0.43	1.01
Dividend per ordinary share 32	0.65	0.12	0.00

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in presentation of the Consolidated annual accounts and related notes.

F-5	ING Group Annual Report on Form 20-F 2015

Consolidated statement of

comprehensive income

for the years ended 31 December

in EUR million	2015	2014	2013
Net result (before minority interests)	5,334	1,127	5,155
Other comprehensive income
Items that will not be reclassified to the profit and loss account:
Remeasurement of the net defined benefit asset/liability 41	24	–289	–942
Unrealised revaluations property in own use	35	–30	–7
Items that may subsequently be reclassified to the profit and loss account:
Unrealised revaluations available-for-sale investments and other	–414	6,981	–6,159
Realised gains/losses transferred to the profit and loss account	–92	–139	–79
Changes in cash flow hedge reserve	–724	2,394	–827
Transfer to insurance liabilities/DAC	601	–2,146	1,944
Share of other comprehensive income of associates and joint ventures	–5	43	6
Exchange rate differences and other	1,697	2,374	–1,468

Total comprehensive income	6,456	10,315	–2,377
Comprehensive income attributable to:
Minority interests	534	1,266	28
Equityholders of the parent	5,922	9,049	–2,405

	6,456	10,315	–2,377

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

Reference is made to Note 39 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

ING Group Annual Report on Form 20-F 2015	F-6

Consolidated statement of cash flows

for the years ended 31 December

in EUR million		2015	2014	2013
Cash flows from operating activities
Result before tax [1]		7,403	2,231	6,705
Adjusted for:	– depreciation	634	692	765
	– deferred acquisition costs and value of business acquired	–53	–53	1,282
	– change in provisions for insurance and investment contracts	–1,499	–3,527	–8,503
	– addition to loan loss provisions	1,347	1,594	2,289
	– other	–933	2,267	2,929
Taxation paid		–1,450	–1,073	–1,656
Changes in:	– amounts due from banks, not available on demand	6,766	3,360	–9,400
	– trading assets	5,458	–23,676	651
	– non-trading derivatives	–303	–3,022	–2,151
	– other financial assets at fair value through profit and loss	–256	–553	1,899
	– loans and advances to customers	–23,030	–13,450	4,284
	– other assets	549	246	2,542
	– amounts due to banks, not payable on demand	5,179	3,353	–10,266
	– customer deposits and other funds on deposit	17,970	19,015	25,585
	– trading liabilities	–8,276	23,855	–10,172
	– other financial liabilities at fair value through profit and loss	–1,582	–1,018	–3,429
	– other liabilities	2,653	1,778	–11,772

Net cash flow from/(used in) operating activities		10,577	12,019	–8,418
Cash flows from investing activities
Investments and advances:	– associates and joint ventures	–40	–528	–68
	– available-for-sale investments	–47,858	–85,799	–132,318
	– held-to-maturity investments	–3,457	–315
	– real estate investments	–106	–483	–200
	– property and equipment	–353	–375	–388
	– assets subject to operating leases	–37	–34	–82
	– investments for risk of policyholders	–2,417	–20,598	–56,008
	– other investments	–542	–6,348	–343
Disposals and redemptions:	– group companies (including cash in company disposed) [2]	–6,926	–1,216	–4,638
	– associates and joint ventures [3]	1,175	2,505	462
	– available-for-sale investments	52,675	69,444	129,243
	– held-to-maturity investments	1,219	1,172	3,439
	– real estate investments	2	192	265
	– property and equipment	74	55	61
	– assets subject to operating leases	17	3
	– investments for risk of policyholders	7,566	28,003	65,528
	– loans	3,201	1,167	4,309
	– other investments	3	5,736	7

Net cash flow from/(used in) investing activities 33		4,196	–7,419	9,269

F-7	ING Group Annual Report on Form 20-F 2015

Consolidated statement of cash flows - continued

in EUR million	2015	2014	2013
Net cash flow from/(used in) operating activities	10,577	12,019	–8,418
Net cash flow from/(used in) investing activities 33	4,196	–7,419	9,269
Cash flows from financing activities
Proceeds from issuance of subordinated loans	2,025	1,125
Repayments of subordinated loans	–1,848	–1, 500	–1,470
Proceeds from borrowed funds and debt securities	140,558	146,714	156,663
Repayments of borrowed funds and debt securities	–151,581	–151,471	–164,738
Repayment of non-voting equity securities		–1,500	–750
Repurchase premium paid on non-voting equity securities		–750	–375
Purchase/sale of treasury shares	34	–14	119
Proceeds of IPO NN Group 30		1,747
Proceeds of IPO Voya 30			1,848
Proceeds from partial divestment of NN Group [4]	1,040
Proceeds from issuance of Undated subordinated notes		986
Dividends paid 32	–1,393

Net cash flow from/(used in) financing activities	–11,165	–4,663	–8,703

Net cash flow 34	3,608	–63	–7,852
Cash and cash equivalents at beginning of year	17,113	17,180	24,150
Effect of exchange rate changes on cash and cash equivalents	–342	–4	882

Cash and cash equivalents at end of year 35	20,379	17,113	17,180

[1]	Result before tax includes results from continuing operations of EUR 7,334 million (2014: EUR 3,361 million; 2013: EUR 5,973 million) as well as results from discontinued operations of EUR 69 million (2014: EUR –1,130 million; 2013: EUR 732 million).
[2]	Disposals and redemptions – group companies includes EUR –7,975 million and EUR 997 million related to cash and cash equivalents of NN Group and proceeds from the sale of shares of NN Group resulting in loss of control at the end of May 2015 respectively. (2014: EUR 950 million proceeds from the sale of shares of Voya which resulted in loss of control in the first quarter of 2014).
[3]	Disposals and redemptions – associates and joint ventures includes EUR 995 million proceeds on the further sale of NN Group shares in September 2015 (2014: EUR 1,940 million proceeds from the sale of Voya shares in September and November 2014).
[4]	Proceeds from partial divestment of NN Group includes EUR 1,040 million proceeds (excluding the repurchase by NN Group) from the sale of shares of NN Group in February 2015, prior to loss of control.

As at 31 December 2015 Cash and cash equivalents includes cash and balances with central banks of EUR 21,458 million (2014: EUR 12,233 million; 2013: EUR 13,316 million). Reference is made to Note 35 ‘Cash and cash equivalents’.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Comparison of the Consolidated cash flow statements between 2015, 2014 and 2013 is impacted by NN Group. Included in the 2015 cash flow statement, are the cash flows of NN Group, for five months until deconsolidation at the end of May 2015. Comparative periods include NN Group for the years ended 31 December 2014 and 2013, respectively. Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

ING Group Annual Report on Form 20-F 2015	F-8

Consolidated statement of changes

in equity

in EUR million	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Minority interests	Total equity
Balance as at 1 January 2015	925	16,046	30,583	47,554	8,047	55,601
Remeasurement of the net defined benefit asset/liability 38			34	34	–10	24
Unrealised revaluations property in own use			35	35		35
Unrealised revaluations available-for-sale investments and other			–528	–528	114	–414
Realised gains/losses transferred to the profit and loss account			–94	–94	2	–92
Changes in cash flow hedge reserve			–715	–715	–9	–724
Transfer to insurance liabilities/DAC			609	609	–8	601
Share of other comprehensive income of associates and joint ventures			–7	–7	2	–5
Exchange rate differences and other[1]			1,662	1,662	35	1,697

Total amount recognised directly in equity (other comprehensive income)			996	996	126	1,122
Net result from continuing and discontinued operations			4,926	4,926	408	5,334

Total comprehensive income			5,922	5,922	534	6,456
Impact of partial divestment of NN Group			–1,757	–1,757	3,030	1,273
Impact of deconsolidation of NN Group			–5,345	–5,345	–10,768	–16,113
Coupon on Undated subordinated notes			–19	–19	–15	–34
Dividends			–1,393	–1,393	–118	–1,511
Changes in treasury shares			28	28		28
Employee stock option and share plans	3	8	105	116	1	117
Changes in the composition of the group and other changes			–134	–134	–73	–207

Balance as at 31 December 2015	928	16,054	27,990	44,972	638	45,610

[1]	Exchange rate difference and other include the transfer of Revaluation reserves to Other reserves due to the partial sale of NN Group in February 2015.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

Changes in individual components are presented in Note 13 ‘Equity’.

F-9	ING Group Annual Report on Form 20-F 2015

Consolidated statement of changes in equity - continued

in EUR million	Share capital	Share premium	Reserves[1]	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2014	921	16,038	25,316	42,275	1,500	5,913	49,688
Remeasurement of the net defined benefit asset/liability 38			–254	–254		–35	–289
Unrealised revaluations property in own use			–30	–30			–30
Unrealised revaluations available-for-sale investments and other			5,503	5,503		1,478	6,981
Realised gains/losses transferred to the profit and loss account			–133	–133		–6	–139
Changes in cash flow hedge reserve			2,001	2,001		393	2,394
Transfer to insurance liabilities/DAC			–1,428	–1,428		–718	–2,146
Share of other comprehensive income of associates and joint ventures			43	43			43
Exchange rate differences and other			2,384	2,384		–10	2,374

Total amount recognised directly in equity (other comprehensive income)			8,086	8,086		1,102	9,188
Net result from continuing and discontinued operations			963	963		164	1,127

Total comprehensive income			9,049	9,049		1,266	10,315
Impact of issuance Undated subordinated notes						986	986
Repayment of non-voting equity securities					–1,500		–1,500
Repurchase premium			–750	–750			–750
Dividends						–44	–44
Impact of deconsolidation of Voya			87	87		–5,100	–5,013
Impact of IPO NN Group[1] 13			–3,251	–3,251		5,397	2,146
Changes in treasury shares			–14	–14			–14
Employee stock option and share plans	4	8	87	99		13	112
Changes in the composition of the group and other changes[1]			59	59		–384	–325

Balance as at 31 December 2014	925	16,046	30,583	47,554	0	8,047	55,601

1	Impact of IPO NN Group and Changes in composition of the group and other changes are adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

ING Group Annual Report on Form 20-F 2015	F-10

Consolidated statement of changes in equity - continued

in EUR million	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at 1 January 2013	919	16,034	29,504	46,457	2,250	1,643	50,350
Remeasurement of the net defined benefit asset/liability 38			–905	–905		–37	–942
Unrealised revaluations property in own use			–7	–7			–7
Unrealised revaluations available-for-sale investments and other			–6,421	–6,421		262	–6,159
Realised gains/losses transferred to the profit and loss account			–114	–114		35	–79
Changes in cash flow hedge reserve			–812	–812		–15	–827
Transfer to insurance liabilities/DAC			2,200	2,200		–256	1,944
Share of other comprehensive income of associates and joint ventures			6	6			6
Exchange rate differences and other			–1,242	–1,242		–226	–1,468

Total amount recognised directly in equity (other comprehensive income)			–7,295	–7,295		–237	–7,532
Net result from continuing and discontinued operations			4,890	4,890		265	5,155

Total comprehensive income			–2,405	–2,405		28	–2,377
Repayment of non-voting equity securities					–750		–750
Repurchase premium			–375	–375			–375
Dividends						–13	–13
Impact of IPO Voya 13			–2,526	–2,526		4,348	1,822
Changes in treasury shares			378	378			378
Employee stock option and share plans	2	4	–84	–78		19	–59
Changes in the composition of the group and other changes			824	824		–112	712

Balance as at 31 December 2013	921	16,038	25,316	42,275	1,500	5,913	49,688

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in the composition of ING Group.

F-11	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements

amounts in millions of euros, unless stated otherwise

2.1 Notes to the Consolidated financial statements

2.1.1 Notes to the accounting policies

Authorisation of annual accounts

The Consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended 31 December 2015 were authorised for issue in accordance with a resolution of the Executive Board on 29 February 2016. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in ‘ING at a glance’.

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

IFRS-IASB provides several options in accounting policies. The key areas in which IFRS-IASB allows accounting policy choices and the related ING accounting policy, are summarised as follows:

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

a) Changes in accounting policies in 2015

There were no changes in accounting policies effective from 1 January 2015.

b) Changes in IFRS-IASB

New and/or amended IFRS-IASB standards under the Annual Improvements Cycle: 2011 – 2013, effective 1 January 2015, were adopted by ING Group. The implementation of these amendments had no or no material effect on the Consolidated annual accounts of ING Group.

c) Changes in presentation of the Consolidated annual accounts and related notes

In 2015, ING Group made changes to the presentation of the Consolidated annual accounts and related notes. The changes are largely driven by the further restructuring and deconsolidation of the NN Group insurance business, but also include changes in layout to more clearly present the results of ING Group and other minor improvements. Where relevant, the comparative amounts are adjusted accordingly.

ING Group Annual Report on Form 20-F 2015	F-12

Notes to the Consolidated financial statements - continued

The main changes in the presentation of the Consolidated annual accounts and related notes are as follows:

•	The layout of the Consolidated profit and loss account is changed to more clearly present the ‘Net result from continuing and discontinued operations attributable to Equityholders of the parent’;

•	The layout of the Consolidated profit and loss account is changed to present ‘Earnings per ordinary share’ and ‘Earnings per ordinary share from continuing operations’. Reference is made to Note 31 for ‘Earnings per ordinary share from discontinued operations’;

•	As of 2015, the line ‘Intangible amortisation and other impairments’ is included in ‘Other operating expenses’ and no longer as a separate line item in the Consolidated profit and loss account. Reference is made to Note 29 ‘Other operating expenses’;

•	As of 2015, the presentation of the table ‘Debt securities by type and balance sheet lines’ separately discloses the assets class Sub-sovereign Supranationals and Agencies’ (‘SSA’). Reference is made to Note 5 ‘Investments’;

•	Following the further restructuring of the insurance business in 2015, resulting in loss of control of NN Group and deconsolidation at the end of May 2015, insurance specific disclosures are condensed to those items relevant for purposes of current and comparative amounts and is mainly presented in Note 11 ‘Assets and liabilities held for sale’ (i.e. Critical and other accounting policies, ‘Proportional interest held and other key information’ related to NN Group and Voya). Similarly, Net results recognised in relation to insurance businesses are presented in Note 30 ‘Discontinued operations’ and Note 37 ‘Segments’;

•	As of 2015, the line Regulatory costs include contributions to the Deposit Guarantee Schemes (‘DGS’), the National Resolution Fund (‘NRF’) and local bank taxes mainly in the Netherlands, Germany, Belgium and Poland. Regulatory costs are no longer included in ‘Other operating expenses’ – Other. Reference is made to Note 29 ‘Other operating expenses’; and

•	In 2015, ING changed the presentation of the components of equity as presented in the Parent company annual accounts. The changed presentation improves transparency of disclosures on the legal reserves and the non-distributable reserves. Reference is made to the Parent company annual accounts.

d) Other significant changes in 2015

Changes in the composition of ING Group

During 2015 and 2014, the following changes in the composition of ING Group occurred:

•	Voya was classified as held for sale and discontinued operations in September 2013. A number of divestment transactions resulted in Voya being deconsolidated as of 31 March 2014;

•	Following changes to the governance structure of ING Vysya in 2014, ING Vysya was no longer consolidated as of 31 March 2014 and

•	In September 2014, NN Group was classified as held for sale and discontinued operations. A number of divestment transactions resulted in NN Group being deconsolidated at the end of May 2015.

Reference is made to Note 54 ‘Other events’ for further information on these transactions.

NN Group

In February 2015, ING Group sold 52 million ordinary shares of NN Group, reducing its ownership in NN Group from 68.14%, at 31 December 2014, to 54.58%. The transaction did not impact the profit and loss account of ING Group as NN Group continued to be fully consolidated. The transaction had a negative impact of EUR 1,757 million on the shareholder’s equity of ING Group.

In May 2015, in order to fulfil its commitment to the European Commission (‘EC’), ING Group injected capital in NN Group by subscribing for newly issued shares for an amount of EUR 57 million. The transaction increased the ownership of ING in NN Group to 54.77%.

In May 2015, ING Group sold 45 million ordinary shares in NN Group. This transaction reduced ING Group’s interest in NN Group to 42.43%, resulting in ING Group losing control over NN Group. The share sale and deconsolidation of NN Group resulted in an after tax loss of EUR 1,185 million and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction had a negative impact of EUR 6,530 million, including the aforementioned loss, on the shareholder’s equity of ING Group. The profit and loss account of ING Group includes, in the line ‘Net result from discontinued operations’, the result of NN Group until deconsolidation at the end of May 2015.

With the injection of capital and deconsolidation of NN Group, ING Group fulfils its commitment to the EC, per the EC decision of 16 November 2012. The restrictions from this decision regarding acquisition and price leadership will no longer apply to ING Group.

In June 2015, ING exchanged the second tranche of mandatorily exchangeable subordinated notes of Anchor investors into NN Group ordinary shares. Accrued interest on these notes was settled in NN Group ordinary shares. The transaction resulted in a further decrease in the ownership of ING Group in NN Group to 38.23%. The transaction did not have a material impact on the profit and loss account of ING Group.

In June 2015, NN Group repurchased 2.1 million ordinary shares from ING Group. This transaction reduced ING’s remaining interest in NN Group to 37.61%.

F-13	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In September 2015, NN Group repurchased 1.7 million ordinary shares from ING Group. This transaction reduced ING’s remaining interest in NN Group to 37.12%.

In September 2015, ING Group sold 40 million ordinary shares in NN Group. As part of the transaction, NN Group repurchased 6 million ordinary shares. The transaction reduced ING Group’s interest in NN Group to 25.76%. The transaction resulted in a loss of EUR 17 million and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction was settled on 5 October 2015.

As at 31 December 2015, the remaining interest in NN Group of 25.75% is recognised as an Investment in associate held for sale at EUR 2,153 million. ING Group holds warrants for 35 million shares in NN Group.

As at 31 December 2015, ING Group no longer has nominees in the Supervisory Board of NN Group.

In January 2016, ING Group sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer has significant influence over NN Group and accounts for its remaining stake in NN Group as an available-for-sale investment. The result from this transaction, amounting to a net profit of EUR 522 million, will be reflected in ING Group’s first quarter 2016 profit and loss account. The result broadly reflects the difference between the EUR 2.2 billion book value of ING’s 25.75% investment (as fixed at deconsolidation at the end of May 2015) and the market value of this stake of EUR 2.7 billion at the closing of the January 2016 transaction. The transaction settled on 8 January 2016. The remaining shares held in NN Group is subject to a lock-up period of 60 days.

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. EUR 208 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three anchor investors. EUR 129.5 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the profit and loss account of ING Group.

Change in accounting approach NN Group Anchor transaction

During the second half of 2015, the Autoriteit Financiële Markten (‘AFM’; The Netherlands Authority for the Financial Markets) performed a routine review of the 2014 ING Group Annual Report. This review resulted in a recommendation to change the accounting approach for the provision recognised as a direct decrease of ING Group’s shareholders’ equity in 2014 in relation to the Asian Anchor Investment transaction (‘Anchor transaction’).

Background information

In April 2014, ahead of the intended NN Group Initial Public Offering (‘IPO’), ING Group secured investments from three Asian investors in NN Group by issuing subordinated notes, which were recognised on the balance sheet line ‘Subordinated loans’. In July 2014, at the time of the NN Group IPO, all notes became mandatorily exchangeable for NN Group shares and the first tranche was settled in NN Group shares. ING Group’s expected loss on the settlement of the two remaining tranches in NN Group shares was calculated as the difference between the carrying value of NN Group and the fair value of NN Group’s shares. The expected loss of EUR 1.012 million was recognised in July 2014 as a provision on the balance sheet in ‘Other liabilities’ with the corresponding debit recognised directly in ING Group’s shareholders’ equity. As a result of a decrease of the carrying value of NN Group, the difference between the carrying value of NN Group and the fair value of NN Group’s shares as at 31 December 2014 decreased by EUR 92 million to EUR 920 million.

In May 2015, ING Group reduced its stake in NN Group to 42.43% and deconsolidated NN Group. At the time of deconsolidation, the difference between the carrying value of NN Group (net of revaluation reserves) and the fair value of the entire remaining stake in NN Group was written off through the profit and loss account. For the shares expected to be delivered under the Anchor investment transaction, this difference had already been recognised as a provision in 2014, directly in shareholders’ equity. Therefore, the provision recognised for the second and third tranche of the Anchor provision was utilised, decreasing the total deconsolidation loss in ING Group’s profit and loss account, as reported in the second quarter of 2015, by EUR 1,001 1 million.

1	In 2015, until the date of deconsolidation at the end of May 2015, the carrying value of NN Group increased. As a result, the difference between the carrying value of NN Group and the fair value of NN Group’s shares, increased by EUR 81 million to EUR 1,001 million.

ING Group Annual Report on Form 20-F 2015	F-14

Notes to the Consolidated financial statements - continued

Following discussions with the AFM, ING Group decided to adjust the accounting approach as described above. Based on IFRS 10 (‘Consolidated Financial Statements’), IAS 1 (‘Presentation of Financial Statements’) and IAS 8 (‘Accounting Policies, Changes in Accounting Estimates and Errors’), the accounting for the impact of the Anchor investment transaction and disclosure of the quantitative impact of the divestment of NN Group in the 2014 ING Group Annual Report was not in accordance with paragraphs IFRS 10.23, IFRS 10.B96 and IAS 1.17(c), nor can the accounting of the Anchor investment transaction be based on IAS 8.10 and IAS 8.11. IFRS 10.23 and IFRS 10.B96 do not allow for changes recognised directly in shareholders’ equity without an actual change in ownership.

Impact on ING Group

The 2014 comparative amounts are adjusted by a reversal of the provision previously recognised in 2014 resulting in an increase of ING Group’s equity by EUR 920 million as at 31 December 2014. The 2013 and 2012 amounts are not impacted. This adjustment is in line with the requirements of IAS 8 (‘Accounting Policies, Changes in Accounting Estimates and Errors’).

The financial impact on ING Group’s 2015 amounts is disclosed in the press release dated 11 January 2016.

Impact on ING Group Balance sheet and Profit and loss account lines:
	31 December 2014
in EUR million	Reported Adjustment		Adjusted
Balance sheet
Equity
Shareholders’ equity (parent)[1]	46,634	920	47,554
Liabilities
Other liabilities[2]	15,857	–920	14,937
Total equity and liabilities	987,706	–	987,706
Profit and loss account
Net result attributable to Equityholders of the parent	963		963
Earnings per ordinary share
Basic earnings per ordinary share	0.06		0.06
Diluted earnings per ordinary share	0.06		0.06

1	Shareholder’s equity (parent) is adjusted in ‘Other reserves’.
2	Other liabilities is adjusted in the line item ‘Other’.

This change has no consequences for the accounting approach of other transactions which were part of ING’s divestment program.

For disclosure of the quantitative impact of the divestment of NN Group, as per 31 December 2014, reference is made to Note 54 ‘Other events’. Further reference is made to Note 13 ‘Equity’, Note 20 ‘Other liabilities’, Note 40 ‘Fair value of assets and liabilities’ and Note 43 ‘Liabilities by maturity’.

Voya

In March 2015, ING Group sold its remaining interest in Voya, reducing its ownership from 18.9%, at 31 December 2014, to zero. The transaction resulted in a profit of EUR 323 million, which is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’.

ING Group continues to hold warrants for 26 million shares in Voya.

ING Vysya Bank

In April 2015, the merger between ING Vysya Bank (‘ING Vysya’) and Kotak Mahindra Bank (‘Kotak’) was completed and the legal entity ING Vysya ceased to exist. As a result of this transaction, ING holds a stake of 6.5% in the combined company, which operates under the Kotak brand. The transaction resulted in a gain of EUR 367 million and is recognised in the line ‘Share of result from associates and joint ventures’. The transaction did not materially impact the shareholders’ equity of ING Group. As at 31 December 2015, ING accounts for the investment in Kotak as an Available-for-sale equity investment.

F-15	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For further information on the above transactions, reference is made to Note 4 ‘Financial assets at fair value through profit and loss’, Note 5 ‘Investments’, Note 7 ‘Investments in associates and joint ventures’, Note 11 ‘Assets and liabilities held for sale’, Note 13 ‘Equity’, Note 14 ‘Subordinated loans’, Note 20 ‘Other liabilities’, Note 30 ‘Discontinued operations’ and Note 54 ‘Other events’.

e) Upcoming changes in IFRS-IASB after 2015

Changes to IFRS effective in 2016

On 1 January 2016, a number of changes to IFRS become effective under IFRS-IASB. The implementation of these amendments will have no significant impact on ING Group’s results or financial position.

The list of upcoming changes to IFRS which are applicable for ING Group:

•	Annual Improvements Cycle 2010 – 2012:

•	IFRS 2 Share-based Payment: Definitions of vesting conditions;

•	IFRS 3 Business Combinations: Accounting for contingent considerations in a business combination;

•	IFRS 8 Operating Segments: Aggregation of operating segments;

•	IFRS 8 Operating Segments: Reconciliation of the total of the reportable segments’ assets to entity’s assets;

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets: Revaluation method – proportionate restatement of accumulated depreciation/amortisation;

•	IAS 24 Related Party Disclosures: Key management personnel;

•	Annual Improvement Cycle 2012 – 2014:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Changes in methods of disposal;

•	IFRS 7 Financial Instruments: Disclosures: Servicing contracts;

•	IFRS 7 Financial Instruments: Disclosures – Applicability of the offsetting disclosures to condensed interim financial statements;

•	IAS 19 Employee Benefits: Discount rate – Regional market issue;

•	IAS 34 Interim Financial Reporting: Disclosure of information ‘elsewhere in the interim financial report’;

•	IFRS 11 Joint Arrangements: Accounting for acquisitions of interests in joint operations;

•	IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the consolidation exception

•	IAS 1 Presentation of financial statements: Disclosure initiative – amendments to IAS 1;

•	IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortisation;

•	IAS 19 Employee Benefits: Defined benefit plans – Employee contributions; and

•	IAS 27 Separate financial statements: Equity method

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014. IFRS 9 will replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and micro hedge accounting. The new requirements become effective as of 1 January 2018. The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet and opening equity at 1 January 2018, with no restatement of comparative periods. It is expected that the implementation of IFRS 9, will have a significant impact on Shareholders’ equity, Net result and/or Other comprehensive income and disclosures.

Enhanced Disclosure Task Force (EDTF)

In November 2015, the EDTF published a report on IFRS 9 recommended disclosures which may be useful to help the market understand the upcoming changes as a result of using the Expected Credit Loss (‘ECL’) approach. Given that full IFRS 9 disclosures are only required for the year ending 31 December 2018, the additional EDTF recommendations during the period before adoption aims at promoting consistency and comparability across internationally active banks. ING Group has adopted these recommendations as transitional disclosures with an initial focus on qualitative disclosures.

IFRS 9 Program

In 2015, ING focused on establishing the IFRS 9 program, the interpretation of key IFRS 9 concepts and the initiation of the impact assessment. In 2016, ING Group will start with the implementation of the IFRS 9 requirements in its models, systems, processes and governance and will prepare for the parallel run in 2017. ING Group’s implementation plan and key timelines are stated below.

The governance structure of the IFRS 9 Program has been set-up alon the three phases of IFRS 9: Classification and Measurement, Impairments and Hedge Accounting. Each workstream consists of experts from Finance, Risk, Bank Treasury, Operations and the business lines. The workstreams are supported by the Program Office. The Technical Board supports the Steering Committee by reviewing the interpretations of IFRS 9 as prepared by the workstreams. The Steering Committee is the decision making body. Additionally, an international IFRS 9 network has been created within ING Group to connect all countries with the central project team to ensure consistency, awareness and training.

ING Group Annual Report on Form 20-F 2015	F-16

Notes to the Consolidated financial statements - continued

Classification and measurement

ING Group will apply a two-step approach to determine the classification and measurement of financial assets into one of the three categories, being Amortised cost, Fair Value through Other Comprehensive Income (‘FVOCI’) or Fair value through profit and loss:

1.	The Business Model test will be applied to determine how a portfolio of financial instruments is managed as a whole; and

2.	The Solely Payments of Principle and Interest (‘SPPI’) test will be applied to determine the contractual cash flow characteristics of financial assets in the Business Model.

In most instances, it is expected that the classification and measurement outcomes will be similar to IAS 39, although certain differences will arise. The classification and measurement of financial liabilities remains essentially the same as under IAS 39.

In 2015, ING Group has started the Business Model test and identified and described homogeneous portfolios across the business of ING Group. The implementation of the SPPI text will start in 2016.

Impairment

The recognition and measurement of impairment is intended to be more forward-looking, based on an expected credit loss (‘ECL’) model, than under IAS 39 which is of an incurred loss model. The ECL model applies to on-balance financial assets accounted for at amortised cost and FVOCI, such as loans, debt securities and trade receivables, and off-balance items such as lease receivables, and certain loan commitments financial guarantee.

In 2015, ING Group determined a number of key concepts and assumptions essential to the new impairment model, such as the definition of significant deterioration and the approach how to measure ECL. In addition, ING Group started with the financial impact analysis on the level of impairment allowances under the new ECL approach.

Three stage approach

ING Group will apply the IFRS 9 three stage approach to measure expected credit losses:

•	Stage 1: 12 month ECL – performing

Financial instruments that have not had a significant increase in credit risk since initial recognition require, at initial recognition, a provision for expected credit losses associated with the probability of default events occurring within the next 12 months (‘12 month ECL’).

•	Stage 2: Lifetime ECL – under-performing

In the event of a significant increase in credit risk since initial recognition, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘Lifetime ECL’). ING Group has defined triggers to move to Stage 2 depending on the type of asset/portfolio. Once the ECL models are available, further calibration of the triggers will be defined and tested.

•	Stage 3: Lifetime ECL – non-performing

Financial instruments will move into Stage 3 once defaulted. The aim is to align the default definition for IFRS 9 with the internal definition of default for risk management purposes. Stage 3 requires a Lifetime ECL provision.

The calculation of ECL will be based on ING Group’s expected loss models (PD, LGD, EAD) currently used for regulatory capital, economic capital and IBNR and INSFA provisions in the current IAS 39 framework. The ECL models will follow the same model structure as applied for the current expected loss models. The stress test methodology is used as a basis for including forward looking macro-economic information in the expected loss parameters.

Hedge accounting

The IFRS 9 hedge accounting requirements aim to simplify general hedge accounting requirements. Furthermore, IFRS 9 aims to align financial hedge accounting more closely with risk management strategies. All micro hedge accounting strategies as well as the macro cash flow hedge are in scope of IFRS 9. Macro fair value hedging is currently outside the scope of IFRS 9.

In 2015, the Hedge accounting workstream performed a technical assessment of the impact of the new hedge accounting requirements. Based on the outcome of this technical assessment, ING Group has made a preliminary decision to continue applying IAS 39 in its entirety for hedge accounting until the guidance of Macro fair value hedge accounting is finalised as allowed under IFRS 9. ING Group will continue to implement the IFRS 7 hedge accounting disclosure requirements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, the International Accounting Standards Board (‘IASB’) issued IFRS 15 ‘Revenue from Contracts with Customers’. The standard was originally effective for annual periods beginning on or after 1 January 2017. During 2015, the effective date was amended to 1 January 2018, with early adoption permitted. IFRS 15 provides a principles-based approach for revenue recognition, and introduces the concept of recognising revenue as and when the agreed performance obligations are satisfied. The standard should in principle be applied retrospectively, with certain exceptions. ING is currently assessing the impact of this standard.

F-17	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

IFRS 16 ‘Leases’

In January 2016, the IASB issued IFRS 16 ‘Leases’ the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 ‘Leases’ and IFRC 4 ‘Determining whether an Arrangement contains a Lease’. Early adoption is permitted for companies that also apply IFRS 15 ‘Revenue from Contracts with Customers’. The new standard removes the classification of leases as either operating leases or finance leases, resulting in all leases for lessees being treated comparable to finance leases. All leases will be recognised on the balance sheet with the exception of short-term leases with a lease term of less than 12 months and leases of low-value assets (for example tablets or personal computers. The main reason for this change is to increase comparability between companies and increase the visibility of these types of assets and liabilities. Lessor accounting remains largely unchanged. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach as well as some practical transitional relieves. ING Group is currently assessing the impact of this standard.

Reconciliation between IFRS-EU and IFRS-IASB

The published 2015 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

NN Group has fair value macro hedges for which ING Group applies fair value hedge accounting. As a result of this the impact sales of

NN Group shares have on Equity and Result under IFRS-EU, differ from the impact these sales have on Equity and Result under IFRS-IASB.

Other than for SEC reporting, ING Group intends to continue to prepare its Consolidated Annual Accounts under IFRS-EU.

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	Total Equity
	2015	2014	2013
In accordance with IFRS-EU	47,832	51,344	45,776
Adjustment of the EU ‘IAS 39’ carve-out	–3,883	–5,117	–4,698
Tax effect of the adjustment	1,023	1,327	1,197

Effect of adjustment after tax	–2,860	–3,790	–3,501

Shareholders’ equity	44,972	47,554	42,275
Non-voting equity securities			1,500
Minority interest	638	8,047	5,913

In accordance with IFRS-IASB Total Equity	45,610	55,601	49,688

ING Group Annual Report on Form 20-F 2015	F-18

Notes to the Consolidated financial statements - continued

Reconciliation net result under IFRS-EU and IFRS-IASB
	Net result
	2015	2014	2013
In accordance with IFRS-EU	4,010	1,251	3,545
Adjustment of the EU ‘IAS 39’ carve-out	1,205	–419	1,806
Tax effect of the adjustment	–289	131	–461

Effect of adjustment after tax	916	–288	1,345

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	4,926	963	4,890
Minority interest	408	164	265

In accordance with IFRS-IASB Total net result	5,334	1,127	5,155

f) Critical accounting policies

ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to loan loss provisions, other impairments and the determination of the fair values of financial assets and liabilities. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce significantly different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

Loan loss provisions

Loan loss provisions are recognised based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry, geographical and concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.

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

Other impairments

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

Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.

F-19	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Fair values of financial assets and liabilities

Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices may be obtained from independent market vendors, brokers or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

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

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (‘CVA’, ‘DVA’). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties. To address the risk associated with the illiquid nature of the derivative portfolio, ING applies an additional ‘liquidity valuation adjustment’. The adjustment is based on the market price of funding liquidity and is applied to the uncollateralised derivatives. This additional discounting is taken into account in both the credit and debit valuation adjustments.

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

Reference is made to Note 40 ‘Fair value of assets and liabilities’ and the section ‘Risk management – Market risk’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

ING Group Annual Report on Form 20-F 2015	F-20

Notes to the Consolidated financial statements - continued

g) Principles of valuation and determination of results

Consolidation

ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), ING Bank N.V., NN Group N.V. (until deconsolidation at the end of May 2015) and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and all entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:

•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern such policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

Control exists if ING Group is exposed to variable returns and having the ability to affect those returns through power over the investee.

A list of principal subsidiaries is included in Note 50 ‘Principal subsidiaries’.

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

A subsidiary which ING Group has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met.

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

F-21	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Investments in associates held for sale

Associates held for sale are measured at the lower of the carrying value and fair value less costs to sell. Any subsequent decrease in fair value less costs to sell below this carrying amount will be recognised in the profit and loss account. Subsequent increases in fair value will only be recognised to the extent that these are a reversal of previously recognised decreases in fair value less costs to sell. Changes in fair value include both changes in market value of the listed shares and the related foreign currency impact. Any subsequent dividend received from the associate is recognised as income in the profit and loss account as and when declared.

Investments in associates held for sale and discontinued operations

Associates held for sale, which are classified as discontinued operations are measured at the lower of the carrying value and fair value less costs to sell. Any subsequent decrease in fair value less costs to sell below this carrying amount will be recognised in the profit and loss account as part of the ‘Net result from disposal of discontinued operations’. Subsequent increases in fair value will only be recognised to the extent that these are a reversal of previously recognised decreases in fair value less costs to sell. Changes in fair value include both changes in market value of the listed shares and the related foreign currency impact. Any subsequent dividend received from the associate is recognised as income in the profit and loss account, in the line ‘Net result from discontinued operations’ as and when declared.

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

ING Group Annual Report on Form 20-F 2015	F-22

Notes to the Consolidated financial statements - continued

Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 26 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the profit and loss account in Result on disposal of group companies. Reference is also made to Note 13 ‘Equity’, which discloses the amounts included in the profit and loss account.

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

Reference is made to Note 40 ‘Fair value of assets and liabilities’ and the section ‘Risk management – Market risk’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

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

Classification of financial instruments

Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss include equity securities, debt securities, derivatives, loans and receivables and other, and comprise the following sub-categories: trading assets, non-trading derivatives and financial assets designated at fair value through profit and loss by management.

F-23	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2015	F-24

Notes to the Consolidated financial statements - continued

Credit risk management classification

Credit risk management disclosures are provided in the section ‘Risk management – Credit risk’. The relationship between credit risk classifications in that section and the consolidated balance sheet classifications above is explained below:

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

Maximum credit risk exposure

The maximum credit risk exposure for items on the balance sheet is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 47 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the section ‘Risk management – Credit risk’.

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

F-25	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated financial statements. The counterparty liability is included in Amounts due to banks, Other borrowed funds, Customer deposits and other funds on deposit or Trading, as appropriate.

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

Impairments of loans and advances to customers (loan loss provisions)

ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

ING Group Annual Report on Form 20-F 2015	F-26

Notes to the Consolidated financial statements - continued

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

F-27	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2015	F-28

Notes to the Consolidated financial statements - continued

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

Market conditions in recent years have led to a reduced level of real estate transactions. Transaction values were impacted by low volumes of actual transactions. As a result comparable market transactions have been used less in valuing ING’s real estate investments by independent qualified valuers. More emphasis has been placed on discounted cash flow analysis and capitalisation of income method.

Reference is made to Note 40 ‘Fair value of assets and liabilities’ for more disclosure on fair values of real estate investments.

The valuation of real estate involves various assumptions and techniques. The use of different assumptions and techniques could produce significantly different valuations. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values. To illustrate the uncertainty of our real estate investments valuation, a sensitivity analysis on the changes in fair value of real estate is provided in the section ‘Risk management – Market risk’.

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

F-29	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2015	F-30

Notes to the Consolidated financial statements - continued

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs, taking into account the initial accounting period below. Changes in the fair value of the contingent consideration classified as equity, are not recognised.

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

Goodwill is only capitalised on acquisitions. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.

Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities, that are identified within one year after acquisition are recognised as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. On disposal of group companies, the difference between the sale proceeds and carrying value (including goodwill) and the unrealised results (including the currency translation reserve in equity) is included in the profit and loss account.

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

F-31	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Changes in the defined benefit obligation that effects Shareholders’ equity and/or Net result, include mainly:

•	service cost which are recognised as staff costs in the profit and loss account;

•	interest expenses using a high quality corporate bond rate at the start of the period which are recognised as staff costs in the profit and loss account; and

•	remeasurements which are recognised in Other comprehensive income (equity).

ING Group Annual Report on Form 20-F 2015	F-32

Notes to the Consolidated financial statements - continued

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

A liability is recognised for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the liability is recognised only upon reaching the specified minimum threshold.

Income recognition

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

F-33	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2015	F-34

Notes to the Consolidated financial statements - continued

Fiduciary activities

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the profit and loss account and changes in balance sheet items, which do not result in actual cash flows during the year.

For the purposes of the statement of cash flows, Cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks and amounts due to banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

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

F-35	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

2.1.2 Notes to the consolidated annual accounts

Notes to the Consolidated balance sheet

Assets

2 Cash and balances with central banks

Cash and balances with central banks
	2015	2014
Amounts held at central banks	19,753	10,549
Cash and bank balances	1,705	1,684

	21,458	12,233

In 2015, the increase in Cash and balances with central banks is mainly as a result of excess liquidity resulting in higher placements with central banks mainly in the Netherlands, UK, Japan, Switzerland and Belgium.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 44 ‘Assets not freely disposable’ for restrictions on Cash balances with central banks.

3 Amounts due from banks

Amounts due from banks
	Netherlands		International		Total
	2015	2014	2015	2014	2015	2014
Loans and advances to banks	11,549	11,833	17,497	24,183	29,046	36,016
Cash advances, overdrafts and other balances	531	614	425	495	956	1,109

	12,080	12,447	17,922	24,678	30,002	37,125
Loan loss provisions			–14	–6	–14	–6

	12,080	12,447	17,908	24,672	29,988	37,119

In 2015, the decrease in Amounts due from Banks is attributable mainly to a decrease of EUR 3,070 million related to reverse repurchase transactions and a decrease of EUR 2,001 million related to short term deposits with central banks.

Loans and advances to banks include balances (mainly short-term deposits) with central banks amounting to EUR 1,104 million (2014: EUR 3,105 million).

As at 31 December 2015, Amounts due from banks includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 1,092 million (2014: EUR 4,162 million) and receivables related to finance lease contracts amounting to EUR 114 million (2014: EUR 59 million). Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions. Reference is made to Note 6 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2015, the non-subordinated receivables amount to EUR 29,924 million (2014: EUR 37,059 million) and the subordinated receivables amount to EUR 64 million (2014: EUR 60 million).

Reference is made to Note 44 ‘Assets not freely disposable’ for restrictions on Amounts due from banks.

No individual amount due from banks has terms and conditions that significantly affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations, refer to the section ‘Risk management – Credit risk’.

ING Group Annual Report on Form 20-F 2015	F-36

Notes to the Consolidated financial statements - continued

4 Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss
	2015	2014
Trading assets	131,467	136,959
Non-trading derivatives	3,347	4,384
Designated as at fair value through profit and loss	3,234	2,756

	138,048	144,099

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Trading assets

Trading assets by type
	2015	2014
Equity securities	14,799	17,193
Debt securities	14,316	21,584
Derivatives	39,012	46,608
Loans and receivables	63,340	51,574

	131,467	136,959

In 2015, the decrease in trading debt securities is mainly due to a decrease in government bonds. The decrease in the trading derivatives is mainly due to changes in fair value resulting from market interest rates. These decreases are partly mitigated by an increase in Loans and receivables driven by increased reverse repurchase activities.

As at 31 December 2015, Trading assets include receivables of EUR 62,221 million (2014: EUR 50,692 million) with regard to reverse repurchase transactions.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 19 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

Non-trading derivatives

Non-trading derivatives by type
	2015	2014
Derivatives used in
– fair value hedges	1,010	1,223
– cash flow hedges	917	1,254
– hedges of net investments in foreign operations	72	111
Other non-trading derivatives	1,348	1,796

	3,347	4,384

F-37	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

As at 31 December 2015, Non-trading derivatives includes EUR 103 million (2014: EUR 180 million ) and EUR 58 million (2014: nil) related to warrants on the shares of Voya and NN Group respectively. Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 25 ‘Valuation results on non-trading derivatives’ and Note 54 ‘Other events’.

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss

Designated as at fair value through profit and loss by type
	2015	2014
Equity securities	7	9
Debt securities	1,080	1,124
Loans and receivables	2,147	1,623

	3,234	2,756

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

The notional value of the related credit derivatives is EUR 215 million (2014: EUR 83 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated, amounts to EUR –9 million (2014: EUR –10 million) and the change for the current year amounts to nil (2014: EUR –6 million).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

As at 31 December 2015, Loans and receivables designated as at fair value through profit and loss includes EUR 1,766 million (2014: EUR 1,112 million) with regard to reverse repurchase transactions.

5 Investments

Investments by type
	2015	2014
Available-for-sale
– equity securities - shares in third party managed structured entities	169	210
– equity securities - other	4,265	2,508

	4,434	2,718
– debt securities	82,566	92,684

	87,000	95,402
Held-to-maturity
– debt securities	7,826	2,239

	7,826	2,239

	94,826	97,641

In 2015, the merger between ING Vysya and Kotak was completed. As a result of this transaction, ING Group holds 6.5% in Kotak, recognised as an Available-for-sale equity investment at EUR 1.2 billion as at 31 December 2015. Reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 11 ‘Assets and liabilities held for sale’ and Note 54 ‘Other events’.

Included in Available-for sale equity securities, as at 31 December 2015, are shares held in VISA Europe Limited amounting to EUR 154 million (2014: nil). Reference is made to Note 13 ‘Equity’, Note 40 ‘Fair value of assets and liabilities’ and Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-38

Notes to the Consolidated financial statements - continued

In 2015, EUR 3.5 billion of mainly Government bonds previously classified as Investments Available-for-sale are classified as Investments Held-to-maturity. These Government bonds are now expected to be held until their redemption dates. The remainder of the decrease in 2015 relates mainly to lower positions in Government bonds held in Germany, Australia and Belgium.

Investments held-to-maturity increased by EUR 5.6 billion. The increase is attributable to the reclassification from Investments Available-for-sale as mentioned above and additional investments in Government bonds.

In 2014, the remaining stake of 10.3% in SulAmérica S.A. was divested for EUR 170 million. The profit of EUR 31 million was recognised as Investment income in the profit and loss account. For the earlier divestments in SulAmérica S.A. reference is made to Note 7 ‘Investments in associates and joint ventures’.

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities [1]
	2015	2014
Available-for-sale investments	82,566	92,684
Held-to-maturity investments	7,826	2,239
Loans and advances to customers	9,625	10,579
Amounts due from banks	1,857	2,583

Available-for-sale investments and Assets at amortised cost	101,874	108,085
Trading assets	14,316	21,584
Designated as at fair value through profit and loss	1,080	1,124

Financial assets at fair value through profit and loss	15,396	22,708

	117,270	130,793

1	Excludes exposure to debt securities classified as held for sale.

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 101,874 million (2014: EUR 108,085 million) is specified as follows by type of exposure:

Debt securities by type and balance sheet lines - Available-for-sale investments and Assets at amortised cost
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Government bonds	46,104	54,860	5,500	315	874	889			52,478	56,064
Sub-sovereign, Supranationals and Agencies	20,337	22,893	1,619		297	257			22,253	23,150
Covered bonds	11,949	10,829	350	1,567	2,119	2,810	1,787	2,525	16,205	17,731
Corporate bonds	1,177	802			1,036	919			2,213	1,721
Financial institutions’ bonds	1,865	2,902			363	386	64	58	2,292	3,346
ABS portfolio	1,134	398	357	357	4,936	5,318	6		6,433	6,073

Bond portfolio	82,566	92,684	7,826	2,239	9,625	10,579	1,857	2,583	101,874	108,085

As of 2015, the asset class Sub-sovereign Supranationals and Agencies (‘SSA’) is disclosed separately in order to align with ING’s Investment Portfolio Management approach. SSA comprise amongst others, multilateral development banks, regional governments, local authorities and US agencies. Under certain conditions, SSA bonds may qualify as ‘Level 1 High Quality Liquid Assets’ for LCR and were previously largely disclosed as financial institutions or government bonds. The comparative amounts were adjusted accordingly.

Approximately 91% (2014: 90%) of the exposure in the ABS portfolio is externally rated AAA, AA or A.

Borrowed debt securities are not recognised in the balance sheet and amount to nil (2014: nil).

F-39	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Changes in available-for-sale and held-to-maturity investments

Changes in available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Opening balance	2,718	7,265	92,684	130,632	2,239	3,098	97,641	140,995
Additions	1,279	1,313	42,976	78,864	3,457	315	47,712	80,492
Amortisation			–106	–317	–67	1	–173	–316
Transfers and reclassifications		–167	–3,499		3,499			–167
Changes in unrealised revaluations	743	995	–1,595	11,326	–72	–2	–924	12,319
Impairments	–117	–117	–17	3			–134	–114
Reversals of impairments				1				1
Disposals and redemptions	–216	–656	–48,331	–63,883	–1,219	–1,173	–49,766	–65,712
Exchange rate differences	27	47	469	1,001	–11		485	1,048
Changes in the composition of the group and other changes		–5,962	–15	–64,943			–15	–70,905

Closing balance	4,434	2,718	82,566	92,684	7,826	2,239	94,826	97,641

The comparison of movement tables between 2015 and 2014 is impacted by NN Group, for which movements in 2014 are included in the respective line items until classification as held for sale at 30 September 2014.

In 2014, Changes in the composition of the group and other changes included EUR –69,249 million as a result of the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

Reference is made to Note 22 ‘Investment income’ for details on Impairments.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

Transfers and reclassifications of available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2015	2014	2015	2014	2015	2014	2015	2014
To/from held-to-maturity			–3,499				–3,499
To/from available-for-sale					3,499		3,499
To/from investment in associates and joint ventures		–167						–167

	–	–167	–3,499	–	3,499	–	–	–167

In 2015, EUR 3.5 billion of mainly Government bonds previously classified as Available-for-sale debt securities are classified as Held-to-maturity.

In 2014, Transfers and reclassifications included transfers of investments in real estate funds from Available-for-sale investments to Associates and joint ventures and the transfer of the investment in SulAmérica S.A. from Associates and joint ventures to Available-for-sale investments, both following changes in ownership interests.

Available-for-sale equity securities - Listed and Unlisted
	2015	2014
Listed	3,804	2,224
Unlisted	630	494

	4,434	2,718

ING Group Annual Report on Form 20-F 2015	F-40

Notes to the Consolidated financial statements - continued

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table below provides information on the two reclassifications made in the fourth quarter of 2008 and the first quarter of 2009. Information is provided for each of the two reclassifications as at the date of reclassification and as at the end of the subsequent reporting periods. This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet.

Reclassifications to Loans and advances to customers and Amounts due from banks
	Q1 2009	Q4 2008
As per reclassification date
Fair value	22,828	1,594
Range of effective interest rates (weighted average)	2.1%–11.7%	4.1%–21%
Expected recoverable cash flows	24,052	1,646
Unrealised fair value gains/losses in shareholders’ equity (before tax)	–1,224	–69
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	–79
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–192	–20
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil

Reclassifications to Loans and advances to customers and Amounts due from banks - Q1 2009
	2015	2014	2013	2012	2011	2010	2009
Impact on the period/years after reclassification
Carrying value as at	4,010	5,936	7,461	8,707	14,419	16,906	20,551
Fair value as at	3,906	5,982	7,215	8,379	13,250	16,099	20,175
Unrealised fair value gains/losses recognised in shareholders’ equity (before tax) as at	–70	–98	–137	–221	–446	–633	–902
Effect on shareholders’ equity (before tax) if reclassification had not been made	–104	46	–246	–328	–1,169	–807	–376
Effect on result (before tax) for the period/year if reclassification had not been made	nil	nil	nil	nil	nil	nil	nil
Effect on result (before tax) for the period/year (mainly interest income)	124	182	188	219	390	467	629
Effect on result (before tax) for the period/year (mainly sales results)	n.a	n.a	n.a	–383	n.a	n.a	n.a
Recognised impairments (before tax) for the period/year	nil	nil	nil	nil	nil	nil	nil
Recognised provision for credit losses (before tax) for the period/year	nil	nil	nil	nil	nil	nil	nil

F-41	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The decrease in the carrying value of the reclassified Loans and advances in 2012 compared to 2011 was mainly due to disposals.

Reclassifications to Loans and advances to customers and Amounts due from banks - Q4 2008
	2015	2014	2013	2012	2011	2010	2009	2008
Impact on the period/years after reclassification
Carrying value as at	363	361	366	443	633	857	1,189	1,592
Fair value as at	417	426	422	512	648	889	1,184	1,565
Unrealised fair value gains/losses recognised in shareholders’ equity (before tax) as at	nil	nil	nil	–2	–8	–65	–67	–79
Effect on shareholders’ equity (before tax) if reclassification had not been made	54	65	56	69	15	32	–5	–27
Effect on result (before tax) for the period/year if reclassification had not been made	nil	nil	nil	nil	nil	nil	nil	nil
Effect on result (before tax) for the period/year (mainly interest income)	19	19	20	22	28	34	47	9
Effect on result (before tax) for the period/year (mainly sales results)	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a
Recognised impairments (before tax) for the period/year	nil	nil	nil	nil	nil	nil	nil	nil
Recognised provision for credit losses (before tax) for the period/year	nil	nil	nil	nil	nil	nil	nil	nil

6 Loans and advances to customers

Loans and advances to customers by type
	Netherlands		International		Total
	2015	2014	2015	2014[1]	2015	2014
Loans to, or guaranteed by, public authorities	30,246	26,504	18,214	18,894	48,460	45,398
Loans secured by mortgages[1]	122,027	133,393	171,165	161,007	293,192	294,400
Loans guaranteed by credit institutions	134	2	191	1,325	325	1,327
Personal lending[1]	5,070	4,852	17,041	16,096	22,111	20,948
Asset backed securities			4,936	5,318	4,936	5,318
Corporate loans[1]	42,670	39,684	127,507	111,347	170,177	151,031

	200,147	204,435	339,054	313,987	539,201	518,422
Loan loss provisions	–2,900	–3,058	–2,872	–2,931	–5,772	–5,989

	197,247	201,377	336,182	311,056	533,429	512,433

1	In 2015, Loans and advances to customers by type – International, as at 31 December 2014, are adjusted. In 2015, it became apparent that a portion of loans previously reported as Personal lending and Corporate loans of EUR 7.4 billion and EUR 4.2 billion respectively should have been reported as Loans secured by mortgages. Loans secured by mortgages, as at 31 December 2014, is EUR 11.6 billion higher from EUR 287.8 billion to EUR 299.4 billion.

As at 31 December 2015, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 418 million (2014: EUR 1,779 million).

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by subordination
	2015	2014
Non-subordinated	532,132	511,904
Subordinated	1,297	529

	533,429	512,433

ING Group Annual Report on Form 20-F 2015	F-42

Notes to the Consolidated financial statements - continued

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations, refer to the section ‘Risk management – Credit risk’.

Loans and advances to customers and Amounts due from banks include finance lease receivables and are detailed as follows:

Finance lease receivables
	2015	2014
Maturities of gross investment in finance lease receivables
– within 1 year	2,690	3,108
– more than 1 year but less than 5 years	6,004	6,147
– more than 5 years	3,672	4,337

	12,366	13,592
Unearned future finance income on finance leases	–1,507	–1,748

Net investment in finance leases	10,859	11,844
Maturities of net investment in finance lease receivables
– within 1 year	2,368	2,741
– more than 1 year but less than 5 years	5,246	5,299
– more than 5 years	3,245	3,804

	10,859	11,844
Included in Amounts due from banks	114	59
Included in Loans and advances to customers	10,745	11,785

	10,859	11,844

The allowance for uncollectable finance lease receivables includes in the loan loss provisions an amount of EUR 271 million as at 31 December 2015 (2014: EUR 269 million).

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

Loan loss provisions by type
	Netherlands		International		Total
	2015	2014	2015	2014	2015	2014
Loans to, or guaranteed by, public authorities			2	2	2	2
Loans secured by mortgages	819	1,069	717	793	1,536	1,862
Loans guaranteed by credit institutions	1		15	8	16	8
Personal lending	177	169	712	701	889	870
Asset backed securities			2	2	2	2
Corporate loans	1,903	1,820	1,438	1,431	3,341	3,251

	2,900	3,058	2,886	2,937	5,786	5,995
The closing balance is included in
– Amounts due from banks			14	6	14	6
– Loans and advances to customers	2,900	3,058	2,872	2,931	5,772	5,989

	2,900	3,058	2,886	2,937	5,786	5,995

F-43	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Changes in loan loss provisions
	Banking operations		Insurance operations		Total
	2015	2014	2015	2014	2015	2014
Opening balance	5,995	6,154		88	5,995	6,242
Write-offs	–1,718	–1,729		–25	–1,718	–1,754
Recoveries	91	105			91	105
Increase in loan loss provisions	1,347	1,594			1,347	1,594
Exchange rate differences	38	36			38	36
Changes in the composition of the group and other changes	33	–165		–63	33	–228

Closing balance	5,786	5,995	–	0	5,786	5,995

In 2014, Changes in the composition of the group and other changes included EUR –73 million as a result of the classification of NN Group as held for sale and EUR –170 million due to the deconsolidation of ING Vysya. Reference is made to Note 54 ‘Other events’.

The adjustment to Loans and advances to customers by type, as at 31 December 2014, had no impact on the Loan loss provisions by type.

The ‘Increase in loan loss provisions’ is presented as ‘Addition to loan loss provisions’ in the Consolidated profit and loss account.

7 Investments in associates and joint ventures

Investments in associates and joint ventures
2015	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	801	732	20,956	19,074	630	419
Appia Group	30		45	812	650
Other investments in associates and joint ventures			185

			962

Investments in associates and joint ventures
2014	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	961	670	19,208	17,564	545	341
Appia Group	30		35	626	497
Ontwikkelingscombinatie Overhoeks C.V.[1]	70		36	53	2	10	9
Ivy Retail SRL[1]	50		33	122	57	2	2
Other investments in associates and joint ventures			179

			953

1	Disposed in 2015.

TMB Public Company Limited

TMB Public Company Limited (‘TMB’), is a public listed retail bank in Thailand.

Other

The other associates and joint ventures are mainly real estate investment funds or vehicles operating predominantly in Europe.

ING Group does not hold any interests in Investments in Associates and joint ventures that are individually significant to ING Group. Other investments in associates and joint ventures represents a large number of associates and joint ventures with an individual balance sheet value of less than EUR 25 million.

ING Group Annual Report on Form 20-F 2015	F-44

Notes to the Consolidated financial statements - continued

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

Accumulated impairments of EUR 24 million (2014: EUR 24 million) have been recognised. The values presented in the tables above could differ from the values presented in the individual annual accounts of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.

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

Changes in Investments in associates and joint ventures
	2015	2014
Opening balance	953	2,022
Additions	24	480
Transfers to and from Investments/Other assets and liabilities	–10	167
Revaluations	5	69
Share of results	110	138
Dividends received	–33	–53
Disposals	–125	–487
Exchange rate differences	20	181
Changes in the composition of the group and other changes	18	–1,564

Closing balance	962	953

The comparison of movement tables between 2015 and 2014 is impacted by NN Group, for which movements in 2014 are included in the respective line items until classification as held for sale at 30 September 2014.

Revaluations

In 2014, Revaluations included EUR 53 million related to associates of NN Group before classification of NN Group as held for sale and EUR 10 million related to ING Vysya.

Share of results

In 2015, Share of results from associates and joint ventures, as presented in the profit and loss account, of EUR 492 million (2014: EUR 138 million) includes:

•	Share of results, as presented in the table above, of EUR 110 million mainly attributable to results of TMB amounting to EUR 75 million and gain on disposal of Ivy Retail SRL and Ontwikkelingscombinatie Overhoeks C.V. amounting to EUR 10 million and EUR 5 million respectively;

•	A net gain on Investments in associates held for sale of EUR 382 million, comprising EUR 367 million from the merger of ING Vysya with Kotak and EUR 15 million on the sale of ING Nationale Nederlanden PTE Polska, S.A. For further information on ING Vysya, reference is made to Note 5 ‘Investments’, Note 11 ‘Assets and liabilities held for sale’ and Note 54 ‘Other events’; and

•	Impairments on Investments in associates and joint ventures of nil.

In 2014, Share of results included EUR 17 million related to ING Vysya, EUR 56 million related to TMB and EUR 56 million related to a gain on further sale of SulAmérica S.A. for Insurance operations.

Disposals

In 2015, Disposals of EUR 125 million is mainly attributable to sale of Ivy Retail SRL and Ontwikkelingscombinatie Overhoeks C.V. as referred to above.

F-45	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In the first quarter of 2014, ING completed the sale to Swiss Re Group of 37.7 million units in SulAmérica S.A. The transaction further reduced ING’s stake in the Brazilian insurance holding to approximately 10.3%. ING received a total cash consideration of EUR 176 million. The transaction resulted in a net gain to ING of EUR 56 million which represented the difference between the carrying value and the fair value for both the 11.3% stake in scope of the transaction with Swiss Re and the 10% stake retained by ING which was recognised in 2014 in the profit and loss account in the line Share of result from associates and joint ventures. The remaining investment in SulAmérica S.A. was accounted for as an available-for-sale investment until the final divestment in 2014. Reference is made to Note 5 ‘Investments’ and Note 22 ‘Investment income’.

Exchange rate differences

In 2015, Exchange rate differences includes EUR 11 million relating to TMB (2014: EUR 76 million). In 2014, Exchange rate differences also included EUR 47 million related to ING Vysya and EUR 31 million related to SulAmérica S.A.

Changes in the composition of the group and other changes

In 2014, Changes in the composition of the group and other changes included EUR –1,602 million related to the classification of NN Group as held for sale as well as the recognition as associate and transfer of ING Vysya to held for sale. Reference is made to Note 54 ‘Other events’.

8 Real estate investments

Changes in real estate investments
	2015	2014
Opening balance	80	1,046
Additions		322
Transfers to and from Property in own use	–1	26
Transfers to and from Other assets		–6
Fair value gains/(losses)		3
Disposals	–2	–192
Changes in the composition of the group and other changes		–1,119

Closing balance	77	80

In 2014, Changes in the composition of the group and other changes included EUR –1,022 million related to the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

The total amount of rental income recognised in the profit and loss account for the year ended 31 December 2015 is EUR 6 million (2014: EUR 9 million). The total amount of contingent rent recognised in the profit and loss account for the year ended 31 December 2015 is nil (2014: nil).

The total amount of direct operating expenses (including repairs and maintenance) in relation to Real estate investments that generated rental income for the year ended 31 December 2015 is EUR 1 million (2014: EUR 4 million). The total amount of direct operating expenses (including repairs and maintenance) incurred on Real estate investments that did not generate rental income for the year ended 31 December 2015 is nil (2014: nil).

Real estate investments by year of most recent appraisal by independent qualified valuers
in percentages	2015	2014
Most recent appraisal in the current year	79	84
Most recent appraisal one year ago	5	16
Most recent appraisal two years ago	16

	100	100

ING Group Annual Report on Form 20-F 2015	F-46

Notes to the Consolidated financial statements - continued

ING Group’s exposure to real estate is included in the following balance sheet lines:

Real estate exposure [1]
	2015	2014
Real estate investments	77	80
Investments in associates and joint ventures	105	159
Other assets – property development and obtained from foreclosures	212	405
Property and equipment – property in own use	982	1,020
Investments – available-for-sale	51	99

	1,427	1,763

1	Excludes exposure to real estate classified as held for sale.

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance sheet commitments, resulting in an overall exposure of EUR 1.3 billion (2014: EUR 1.7 billion). Reference is made to the section ‘Risk management – Market risk’.

9 Property and equipment

Property and equipment by type
	2015	2014
Property in own use	982	1,020
Equipment	971	998
Assets under operating leases	74	82

	2,027	2,100

Changes in property in own use
	2015	2014
Opening balance	1,020	1,243
Additions	10	64
Transfers to and from Real estate investments	1	–26
Transfers to and from Other assets	4
Depreciation	–16	–19
Revaluations	32	–56
Impairments	–17	–36
Reversal of impairments	14	5
Disposals	–60	–28
Exchange rate differences	–6	1
Changes in the composition of the group and other changes		–128

Closing balance	982	1,020
Gross carrying amount as at 31 December	1,823	1,840
Accumulated depreciation as at 31 December	–635	–612
Accumulated impairments as at 31 December	–206	–208

Net carrying value as at 31 December	982	1,020
Revaluation surplus
Opening balance	376	449
Revaluation in the year	44	–73

Closing balance	420	376

In 2014, Changes in the composition of the group and other changes included EUR –88 million related to the classification of NN Group as held for sale and EUR –40 million related to the deconsolidation of ING Vysya. Reference is made to Note 54 ‘Other events’.

F-47	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The cost or the purchase price amounted to EUR 1,404 million (2014: EUR 1,475 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 563 million (2014: EUR 655 million) had property in own use been valued at cost instead of at fair value.

Property in own use by year of most recent appraisal by independent qualified valuers
in percentages	2015	2014
Most recent appraisal in the current year	63	57
Most recent appraisal one year ago	10	14
Most recent appraisal two years ago	12	18
Most recent appraisal three years ago	9	4
Most recent appraisal four years ago	6	7

	100	100

Changes in equipment
	Data processing equipment		Fixtures and fittings and other equipment		Total
	2015	2014	2015	2014	2015	2014
Opening balance	265	314	733	820	998	1,134
Additions	140	131	176	173	316	304
Disposals	–6	–13	–7	–14	–13	–27
Depreciation	–125	–133	–186	–193	–311	–326
Impairments		–4		–3		–7
Exchange rate differences	–4	1	–1	1	–5	2
Changes in the composition of the group and other changes	–7	–31	–7	–51	–14	–82

Closing balance	263	265	708	733	971	998
Gross carrying amount as at 31 December	1,092	1,052	2,482	2,368	3,574	3,420
Accumulated depreciation as at 31 December	–828	–786	–1,774	–1,635	–2,602	–2,421
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	263	265	708	733	971	998

ING Group Annual Report on Form 20-F 2015	F-48

Notes to the Consolidated financial statements - continued

10 Intangible assets

Changes in intangible assets
	Value of business acquired		Goodwill		Software		Other		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Opening balance		20	1,061	1,137	574	614	20	70	1,655	1,841
Additions					134	141			134	141
Capitalised expenses					122	146			122	146
Amortisation		–2			–265	–281	–5	–19	–270	–302
Impairments					–15	–1			–15	–1
Exchange rate differences			–70	27		–1	–1		–71	26
Disposals					–1	–4			–1	–4
Changes in the composition of the group and other changes		–18	–6	–103	18	–40	1	–31	13	–192

Closing balance	–	0	985	1,061	567	574	15	20	1,567	1,655
Gross carrying amount as at 31 December			985	1,061	1,706	1,579	29	24	2,720	2,664
Accumulated amortisation as at 31 December					–1,128	–1,002	–12	–2	–1,140	–1,004
Accumulated impairments as at 31 December					–11	–3	–2	–2	–13	–5

Net carrying value as at 31 December	–	–	985	1,061	567	574	15	20	1,567	1,655

In 2014, Changes in the composition of the group and other changes included EUR –198 million related to the classification of NN Group as held for sale. Reference is made to Note 30 ‘Discontinued operations’ and Note 54 ‘Other events’.

Amortisation of software and other intangible assets is included in the profit and loss account in Other operating expenses.

Goodwill

Changes in Goodwill

In addition to exchange rate differences, changes in goodwill relate to impairments and changes in composition of the group.

2015 – Changes in composition of the group and other changes

In 2015, ‘Changes in composition of the group and other changes’ of EUR –6 million mainly represents goodwill on ING Lease (UK), released during the year due to disposal of the remaining portfolios to which it related. Reference is made to Note 23 ‘Result on disposal of group companies’.

2014 – Changes in composition of the group and other changes

In 2014, ‘Changes in composition of the group and other changes’ represented the reclassification of goodwill to ‘Assets held for sale’. This included all goodwill that related to businesses classified as held for sale. For 2014, the amount was EUR 103 million and related to NN Group. As businesses to which these goodwill amounts related are classified as held for sale, the related goodwill was not evaluated at the level of the reporting unit to which it was allocated in the regular goodwill impairment test. Instead, it was reviewed as part of the valuation of the disposal group that was presented as held for sale as at 31 December 2014.

F-49	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Goodwill is allocated to goodwill reporting units as follows:

Goodwill allocation to reporting unit
	2015	2014
Retail Belgium	50	50
Retail Germany	349	349
Retail Central Europe[1]	427	480
Wholesale Banking[1]	159	182

	985	1,061

1	In 2015, Goodwill allocation to reporting units Retail Central Europe and Wholesale Banking, as at 31 December 2014, are adjusted as a result of changes in reportable segments. Goodwill allocated to Retail Central Europe, as at 31 December 2014, is decreased by EUR 158 million from EUR 638 million to EUR 480 million, with the corresponding increase in Wholesale Banking.

No goodwill impairment was recognised in 2015. Changes in the goodwill per reporting unit in 2015 are mainly due to changes in currency exchange rates.

In 2015, the allocation of goodwill to reporting units changed as a result of the changes in reportable segments as disclosed in Note 36 ‘Segments’. Comparative amounts have been adjusted accordingly. The change did not impact the outcome of the impairment test. Additionally, ING’s Commercial Banking activities are renamed to Wholesale Banking, as of 1 January 2016.

In 2014, goodwill of EUR 103 million was written-off, as NN Group was expected to be sold below its carrying value. Reference is made to Note 30 ‘Discontinued operations’ and Note 54 ‘Other events’. Other changes in 2014 were mainly due to changes in currency exchange rates.

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

In 2015, for all reporting units, the first step as described above indicates that there is an excess of recoverable amount over book value to which goodwill is allocated. A sensitivity analysis on the underlying assumptions did not trigger additional impairment considerations.

11 Assets and liabilities held for sale

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses and other significant investments for which a sale is agreed upon but for which the transaction has not yet closed or a sale is highly probable at the balance sheet date but for which no sale has yet been agreed.

As at 31 December 2015, Assets held for sale relates to the investment of 25.75% in the associate NN Group which amounts to EUR 2,153 million. The investment in associate is presented as Assets held for sale and discontinued operations, because it is assessed highly probable that ING will dispose of NN Group within a year.

ING Group Annual Report on Form 20-F 2015	F-50

Notes to the Consolidated financial statements - continued

As at 31 December 2014, Assets and liabilities held for sale related mainly to the subsidiary NN Group, the associate ING Vysya and the available-for-sale investment Voya. As at 31 December 2014, the Investment in associate of 43% in ING Vysya amounted to EUR 704 million. As at 31 December 2014, the available-for-sale equity investment of 18.9% in Voya amounted to EUR 1,591 million.

Assets held for sale
	2015	2014
Cash and balances with central banks		6,239
Financial assets at fair value through profit and loss		49,438
Investments		73,868
Loans and advances to customers		27,425
Reinsurance contracts		241
Investments in associates and joint ventures	2,153	2,244
Real estate investments		1,104
Intangible assets		17
Deferred acquisition costs		1,403
Other assets		3,448

	2,153	165,427

Liabilities held for sale
	2015	2014
Other borrowed funds		7,341
Insurance and investments contracts		119,237
Amounts due to banks		56
Customer deposits and other funds on deposit		5,911
Financial liabilities at fair value through profit and loss		3,100
Other liabilities		6,461

	–	142,106

Included in Shareholders’ equity is cumulative other comprehensive income of nil (2014: EUR 5,987 million related to NN Group) related to Assets and liabilities held for sale.

In 2015, Assets and liabilities held for sale decreased by EUR 163.4 billion and EUR 142.1 billion respectively.

The decrease is attributable to:

•	divestment of Voya in March 2015, reducing ING Group’s stake from 18.9% at 31 December 2014 to zero;

•	completion of the merger of ING Vysya and Kotak in April 2015, resulting in derecognition of the share held in ING Vysya and recognition of the investment in Kotak as an available-for-sale equity investment; and

•	further divestment of ING Group’s stake in NN Group, resulting in loss of control of and deconsolidation of NN Group in May 2015, after which the retained stake in NN Group is accounted for as an Investment in associate held for sale and measured at the lower of the carrying amount and the fair value less cost to sell.

Reference is made to Note 5 ‘Investments’, Note 7 ‘Investments in associates and joint ventures’, Note 30 ‘Discontinued operations’, and Note 54 ‘Other events’.

F-51	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

a) NN Group

Proportional interest held and key information

The proportional interest held and key information on NN Group are included in the tables below.

NN Group N.V. - Profit and loss account
2015	Interest held (%)	Total income from continuing operations	Total expenses from continuing operations	Net result from discontinued operations	Net result[3]	Minority interests
NN Group - total [1]	100.00	6,764	6,041	–	730	–
ING Group’s share [2]	54.77				392	338

1	NN Group profit and loss account, until deconsolidation at the end of May 2015.
2	ING Group’s share of NN Group profit and loss account, until deconsolidation at the end of May 2015.
3	Net result, excluding NN Group’s minority interest.

NN Group N.V. - Comprehensive income
2015	Interest held (%)	Comprehensive income	Minority interests
NN Group - total [1]	100.00	1,725	–
ING Group’s share [2]	54.77	943	782

1	NN Group’s comprehensive income, until deconsolidation at the end of May 2015.
2	ING Group’s share of NN Group comprehensive income, until deconsolidation at the end of May 2015.

NN Group N.V. - Balance sheet
2014	Interest held (%)	Total assets	Total liabilities	Total equity	Minority interests
NN Group - total	100.00	165,376	144,038	21,338	–
ING Group’s share	68.14			13,816	7,522

NN Group N.V. - Profit and loss account
2014	Interest held (%)	Total income from continuing operations	Total expenses from continuing operations	Net result from discontinued operations	Net result[1]	Minority interests
NN Group - total	100.00	13,440	12,918	–16	532	–
ING Group’s share	68.14				362	170

1	Net result, excluding NN Group’s minority interest.

NN Group N.V. - Comprehensive income
2014	Interest held (%)	Comprehensive income	Minority interests
NN Group - total	100.00	5,619	–
ING Group’s share	68.14	3,829	1,790

In 2015, Total income and Total expenses of NN Group, to which the minority interest in NN Group related, are all presented in the Consolidated profit and loss account in the line ‘Net result from discontinued operations’.

As per 31 December 2014, Total assets and Total liabilities of NN Group as presented above, to which the minority interest in NN Group related, are all presented in the Consolidated balance sheet in Assets held for sale and Liabilities held for sale respectively. Total income and Total expenses of NN Group, to which the minority interest in NN Group related, are all presented in the Consolidated profit and loss account in ‘Net result from discontinued operations’.

ING Group Annual Report on Form 20-F 2015	F-52

Notes to the Consolidated financial statements - continued

Undated subordinated notes issued by NN Group

In 2014, NN Group N.V. issued Fixed to Floating Rate Undated Subordinated Notes with a par value of EUR 1 billion. The notes are undated, but are callable after 11.5 years and every quarter thereafter (subject to regulatory approval). The coupon is fixed at 4.50% per annum for the first 11.5 years and will be floating thereafter. As these notes are undated and include optional deferral of interest at the discretion of NN Group, these are classified under IFRS-IASB as equity. Coupon payments are deducted from equity if and when paid or contractually due. The discount to the par value and certain issue costs were deducted from equity at issue, resulting in a balance sheet value equal to the net proceeds of EUR 986 million. These notes were included as part of minority interest as ING Group did not hold any of these notes.

In light of the further restructuring and deconsolidation of the NN Group insurance business, key accounting policies, specific insurance related disclosures, fair value measurement disclosures and loan reclassifications are presented below for comparative periods only:

Key accounting policies

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

For certain products DAC is adjusted for the impact of unrealised results on allocated investments through equity.

F-53	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Insurance and investment contracts, reinsurance contracts of NN Group

In 2014, following the classification as held for sale of NN Group both the Insurance and investment contracts and Reinsurance contracts were presented as Assets and liabilities held for sale.

ING Group Annual Report on Form 20-F 2015	F-54

Notes to the Consolidated financial statements - continued

Insurance and investment contracts, reinsurance contracts - Held for sale - NN Group
2014	Provision net of reinsurance	Reinsurance contracts	Insurance and investment contracts
Provision for non-participating life policy liabilities	18,152	27	18,179
Provision for participating life policy liabilities	47,661	87	47,748
Provision for (deferred) profit sharing and rebates	7,712		7,712

Life insurance provisions excluding provisions for risk of policyholders	73,525	114	73,639
Provision for life insurance for risk of policyholders	39,671	46	39,717

Life insurance provisions	113,196	160	113,356
Provision for unearned premiums and unexpired risks	264	3	267
Reported claims provision	2,583	77	2,660
Claims incurred but not reported (IBNR)	612	1	613

Claims provisions	3,195	78	3,273

Total provisions for insurance contracts	116,655	241	116,896
Investment contracts for risk of company	772		772
Investment contracts for risk of policyholders	1,569		1,569

Total provisions for investment contracts	2,341	0	2,341

Total	118,996	241	119,237

To the extent that the assuming reinsurers were unable to meet their obligations, the Group was liable to its policyholders for the portion reinsured. Consequently, provisions were made for receivables on reinsurance contracts which were deemed uncollectable. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimise its exposure to significant losses from reinsurer insolvencies, the Group evaluated the financial condition of its reinsurers, monitored concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer and maintained collateral.

Where discounting was used in the calculation of Life insurance provisions, the rate was within the range 2.0% to 3.7% in 2014 based on weighted averages.

Where discounting was used in the calculation of the Claims provision the rate was within the range 2.3% to 4.0% in 2014 based on weighted averages.

Deferred acquisition costs

For flexible life insurance contracts the growth rate assumption used to calculate the amortisation of the deferred acquisition costs for 2014 was 6.4% gross and 4.8% net of investment management fees.

Reserve adequacy

As at 31 December 2014, the provisions for insurance contracts were adequate at both the 90% and 50% confidence levels, both in aggregate for NN Group and in each of the NN Group segments. The provisions for insurance contracts in the segment Netherlands Life were approximately at the 90% confidence level.

Legal proceedings

As at 31 December 2014, insurance provisions included a provision for the estimated cost of the agreement with regard to unit-linked policies.

F-55	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which were presented as held for sale as at 31 December 2014, is included below. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in active markets (Level 1), valuation techniques supported by observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Reference is made to Note 40 ‘Fair value of assets and liabilities’ for more details on the fair value hierarchy.

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

Level 3 Financial assets at fair value

Financial assets measured at fair value in the balance sheet as at 31 December 2014 of EUR 121.8 billion included an amount of EUR 2.7 billion (2.2%) that was classified as Level 3.

Financial assets in Level 3 included both assets for which the fair value was determined using valuation techniques that incorporate unobservable inputs and assets for which the fair value was determined using quoted prices, but for which the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which were based on NN Group’s own assumptions about the factors that market participants would have used in pricing an asset, developed based on the best information available in the circumstances. Unobservable inputs may have included volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Fair values that were determined using valuation techniques using unobservable inputs were sensitive to the inputs used. Fair values that were determined using quoted prices were not sensitive to unobservable inputs, as the valuation was based on unadjusted external price quotes. These were classified in Level 3 as a result of the illiquidity in the relevant market, but were not significantly sensitive to NN Group’s own unobservable inputs.

Trading assets

Of the total amount of financial assets classified as Level 3 as at 31 December 2014 of EUR 2.7 billion, an amount of EUR 0.6 billion related to trading assets (private equity investments) that were recognised at fair value through profit and loss.

ING Group Annual Report on Form 20-F 2015	F-56

Notes to the Consolidated financial statements - continued

Valuation methodology

The fair value of private equity investments was generally based on a forward looking market approach. This approach used a combination of company financials and quoted market multiples. In the absence of quoted prices in an active market, fair value was estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects, price, earnings comparisons and by reference to market valuations for similar entities quoted in an active market. Valuations of private equity investments were mainly based on an ‘adjusted multiple of earnings’ methodology on the following basis:

•	Earnings: Reported earnings adjusted for non-recurring items, such as restructuring expenses, for significant corporate actions and, in exceptional cases, for run-rate adjustments to arrive at maintainable earnings. The most common measure was earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Earnings used were usually management forecasts for the current year, unless data from management accounts for the 12 months preceding the reporting period or the latest audited annual accounts provided a more reliable estimate of maintainable earnings.

•	Earnings multiples: Earnings multiples were derived from comparable listed companies or relevant market transaction multiples for companies in the same industry and, where possible, with a similar business model and profile in terms of size, products, services and customers, growth rates and geographic focus. Adjustments were made for differences in the relative performance in the group of comparable companies.

•	Adjustments: A marketability or liquidity discount was applied based on factors such as alignment with management and other investors and NN Group’s investment rights in the deal structure.

Key assumptions

Key assumptions in the valuation of private equity investments were the Earnings multiples and the Marketability/liquidity adjustments. The marketability/liquidity adjustment is typically in the range of 10% to 20%. Earnings multiples used ranges from 2.8x to 8.8x after Marketability/liquidity adjustment (net).

Sensitivities

If the net multiples (Earnings multiple adjusted for marketability/liquidity) would have been increased or decreased by 10%, this would have had an impact on the on the directly held unquoted private equity investment portfolio of +12% and -12% respectively.

Investments for risk of policyholders

Of the EUR 2.7 billion Level 3 investments EUR 0.2 billion related to investments for risk of policyholders. Therefore Net result was unaffected by reasonable changes in fair value of these investments.

Available-for-sale

The remaining EUR 1.9 billion related to Available-for-sale investments whose fair value was generally based on unadjusted quoted prices in inactive markets. This included for example debt securities and shares in real estate investment funds and private equity investment funds for which the fair value was determined using quoted prices for the securities or quoted prices obtained from the asset managers of the funds. It was estimated that a 10% change in valuation of these investments would have had no impact on Net result but would have increased or reduced Shareholders’ equity of NN Group by EUR 190 million being approximately 0.9% (before tax) of Total equity.

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets - Held for sale - NN Group
2014	Level 1	Level 2	Level 3	Total
Real estate investments			1,104	1,104
Property in own use			88	88

	–	–	1,192	1,192

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

F-57	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Reclassifications to Loans and advances to customers
Q2 2009
As per reclassification date
Fair value	6,135
Range of effective interest rates (weighted average)	1.4%–24.8%
Expected recoverable cash flows	7,118
Unrealised fair value gains/losses in shareholders’ equity (before tax)	–896
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–971
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification	nil
Recognised impairment (before tax) in the year prior to reclassification	nil

Reclassifications to Loans and advances to customers
	2014	2013	2012	2011	2010	2009
Years after reclassification
Carrying value	809	1,098	1,694	3,057	4,465	5,550
Fair value	984	1,108	1,667	2,883	4,594	5,871
Unrealised fair value gains/losses recognised in shareholders’ equity (before tax)	–213	–111	–186	–307	–491	–734
Effect on shareholders’ equity (before tax) if reclassification had not been made	175	10	–27	–174	129	321
Effect on result (before tax) if reclassification had not been made	nil	nil	nil	nil	nil	nil
Effect on result (before tax) after the reclassification (mainly interest income)	n.a	n.a	n.a	n.a	n.a	121
Effect on result (before tax) for the year (interest income and sales results))	–2	–10	–47	90	89	n.a
Recognised impairments (before tax)	nil	nil	nil	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil	nil	nil	nil

b) Voya

Proportional interest held and key information

In light of the further restructuring and deconsolidation of Voya in 2014, specific disclosures are presented for comparative periods only. Reference is made to Note 47 ‘Contingent liabilities and commitments’ and the Parent company annual accounts, Note 7 ‘Other’ for further information on Guarantees issued by ING Groep N.V.

The proportional interests held and key information on Voya are included in the tables below.

Voya - Balance sheet
2013	Interest held (%)	Total assets	Total liabilities	Total equity	Minority interests
Voya - total	100	155,499	145,609	9,890
ING Group’s share [1]	56.5			5,532	4,358

1 ING Group’s share after intercompany eliminations.

Voya - Profit and loss account
2013	Interest held (%)	Total income	Total expenses	Net result	Minority interests
Voya - total	100	13,232	13,082	150
ING Group’s share [1]	56.5			39	111

1 ING Group’s share after intercompany eliminations.

ING Group Annual Report on Form 20-F 2015	F-58

Notes to the Consolidated financial statements - continued

Voya - Statement of Comprehensive income
2013	Interest held (%)	Comprehensive income	Minority interests
Voya - total	100	-1,187
ING Group’s share[1]	56.5	-1,124	-63

1	ING Group’s share after intercompany eliminations.

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

12 Other assets

Other assets by type
	2015	2014
Net defined benefit assets	643	589
Deferred tax assets	814	1,145
Property development and obtained from foreclosures	212	405
Income tax receivable	322	289
Accrued interest and rents	6,228	6,848
Other accrued assets	717	555
Other	4,384	4,135

	13,320	13,966

Disclosures in respect of Net defined benefit assets are provided in Note 38 ‘Pension and other post-employment benefits’ and deferred tax assets are provided in Note 39 ‘Taxation’.

Property development and obtained from foreclosures

Property development and obtained from foreclosures
	2015	2014
Property under development		1
Property developed	141	319
Property obtained from foreclosures	71	85

	212	405
Gross carrying amount as at 31 December	531	887
Accumulated impairments as at 31 December	-319	-482

Net carrying value	212	405

In 2015, the decrease in Property development and obtained from foreclosures relates mainly to the sale of developed property.

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2015 is nil (2014: nil).

Accrued interest and rents

Accrued interest and rents includes EUR 2,895 million (2014: EUR 3,152 million) accrued interest on assets measured at amortised cost under the IAS 39 classification Loans and receivables.

Other

Other includes EUR 2,087 million (2014: EUR 2,144 million) related to transactions still to be settled at balance sheet date.

F-59	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Equity

13 Equity

Total equity
	2015	2014	2013
Share capital	928	925	921
Share premium	16,054	16,046	16,038
Revaluation reserves	4,888	11,021	5,557
Currency translation reserve	–538	–741	–2,161
Net defined benefit asset/liability remeasurement reserve	–306	–504	–3,766
Other reserves[1]	23,946	20,807	25,686

Shareholders’ equity (parent)	44,972	47,554	42,275
Non-voting equity securities			1,500

	44,972	47,554	43,775
Minority interests	638	8,047	5,913

Total equity	45,610	55,601	49,688

1	Other reserves, as at 31 December 2014, is adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction (page F-14).

In 2015, Shareholder’s equity attributable to the parent decreased by EUR 2,582 million to EUR 44,972 million, as at 31 December 2015. The decrease is mainly attributable to the partial sale and deconsolidation of NN Group in 2015, partly offset by Net result from continuing and discontinued operations.

In 2015, ING Group changed its accounting approach in relation to the NN Group Anchor investment transaction. Shareholders’ equity (parent), as at 31 December 2014, was adjusted by EUR 920 million from EUR 46,634 million to EUR 47,554 million in the line item Other reserves. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction, the section Other reserves in this note, Note 20 ‘Other liabilities’ and Note 54 ‘Other events’.

Share capital

Share capital
	Ordinary shares (par value EUR 0.24)
	Number x 1,000			Amount
	2015	2014	2013	2015	2014	2013
Authorised share capital	14,500,000	14,500,000	14,500,000	3,480	3,480	3,480
Unissued share capital	10,629,817	10,641,138	10,659,106	2,552	2,555	2,559

Issued share capital	3,870,183	3,858,862	3,840,894	928	925	921

Changes in issued share capital
	Ordinary shares (par value EUR 0.24)
	Number x 1,000	Amount
Issued share capital as at 1 January 2013	3,831,561	919
Issue of shares	9,333	2

Issued share capital as at 31 December 2013	3,840,894	921
Issue of shares	17,968	4

Issued share capital as at 31 December 2014	3,858,862	925
Issue of shares	11,321	3

Issued share capital as at 31 December 2015	3,870,183	928

In 2015, ING Groep N.V. issued 11.3 million (depositary receipts for) ordinary shares at par value (2014: 18.0 million; 2013: 9.3 million) in order to fund obligations arising from share-based employee incentive programmes.

ING Group Annual Report on Form 20-F 2015	F-60

Notes to the Consolidated financial statements - continued

In 2015, ING Groep N.V. issued USD 2,250 million Perpetual Additional Tier 1 Contingent Convertible Capital Securities, which can in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a result of this conversion, the issued share capital can increase by no more than 250 million ordinary shares. Reference is made to Note 14 ‘Subordinated loans’.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorised ordinary share capital of ING Groep N.V. currently consists of 14,500 million ordinary shares. As at 31 December 2015, 3,870 million of ordinary shares were issued and fully paid.

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

Depositary receipts for ordinary shares held by ING Group (Treasury shares)

As at 31 December 2015, 1.5 million (2014: 4.3 million; 2013: 4.0 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium

In 2015, 2014 and in 2013, share premium increased with EUR 8 million, EUR 8 million and EUR 4 million respectively as a result of issuance of ordinary shares for share-based employee incentive programmes.

Revaluation reserves

Changes in revaluation reserves
2015	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	306	6,838	3,877	11,021
Unrealised revaluations	38	1,188		1,226
Realised gains/losses transferred to profit and loss		–94		–94
Changes in cash flow hedge reserve			–65	–65
Transfer to insurance liabilities/DAC		–254		–254
Impact of partial divestment of NN Group	–3	–855	–649	–1,507
Impact of deconsolidation of NN Group	–9	–2,940	–2,507	–5,456
Changes in composition of the group and other changes	–6	13	10	17

Closing balance	326	3,896	666	4,888

Transfer to insurance liabilities/DAC comprises the change in insurance liabilities related to NN Group, until deconsolidation at the end of May 2015.

F-61	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Impact of partial divestment of NN Group relates to the further divestment of NN Group in February 2015.

Impact of deconsolidation of NN Group relates to the release of revaluation reserves upon deconsolidation of NN Group at the end of May 2015.

Reference is made to Note 54 ‘Other events’, for further information on NN Group divestment transactions.

Included in Unrealised revaluations is a revaluation of EUR 154 million on Available-for-sale equity securities, related to shares held in VISA Europe Limited. Reference is made to Note 5 ‘Investments’, Note 40 Fair value of assets and liabilities’ and Note 54 ‘Other events.

Changes in revaluation reserves
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

Transfer to insurance liabilities/DAC comprises the change in insurance liabilities related to NN Group and Voya (until deconsolidation at the end of March 2014).

Impact of IPO NN Group relates to the IPO of NN Group as explained in Note 54 ‘Other events’.

Changes in composition of the group and other changes included EUR -502 million related to the deconsolidation of Voya. Reference is made to Note 54 ‘Other events’.

Changes in revaluation reserves
2013	Property in own use reserve	Available-for- sale reserve and other	Cash flow hedge reserve	Total
Opening balance	345	7,442	2,689	10,476
Unrealised revaluations	–7	–5,527		–5,534
Realised gains/losses transferred to profit and loss		–327		–327
Changes in cash flow hedge reserve			–812	–812
Transfer to insurance liabilities/DAC		2,200		2,200
Impact of Voya	–4	–444	2	–446

Closing balance	334	3,344	1,879	5,557

Transfer to insurance liabilities/DAC comprises the change in insurance liabilities related to NN Group and Voya.

Impact of Voya relates to the IPO and second tranche sale of Voya. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-62

Notes to the Consolidated financial statements - continued

Currency translation reserve

Changes in currency translation reserve
	2015	2014	2013
Opening balance	–741	–2,161	–841
Unrealised revaluations	–263	–53	335
Realised gains/losses transferred to profit and loss		481	213
Exchange rate differences	432	940	–1,868
Impact of partial divestment of NN Group	8
Impact of deconsolidation of NN Group	26
Impact of IPO NN Group		52

Closing balance	–538	–741	–2,161

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

Impact of partial divestment of NN Group relates to the further divestment of NN Group in February 2015.

Impact of deconsolidation of NN Group relates to the release of currency translation reserves upon deconsolidation of NN Group at the end of May 2015.

Reference is made to Note 54 ‘Other events’.

Net defined benefit asset/liability remeasurement reserve

In 2015, the change in the Net defined benefit asset/liability remeasurement reserve relates mainly to the deconsolidation of NN Group.

In 2014, the change in the Net defined benefit asset/liability remeasurement reserve related mainly to the transfer of all future funding and indexation obligations under ING’s closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund.

Reference is made to Note 38 ‘Pension and other post-employment benefits’.

Other reserves

Changes in other reserves
2015	Retained earnings	Share of associates, joint ventures and other reserves	Treasury shares	Total
Opening balance	19,370	1,483	–46	20,807
Result for the year	4,795	131		4,926
Changes in treasury shares			28	28
Employee stock options and share plans	105			105
Dividend	–1,393			–1,393
Impact of partial divestment of NN Group	–258			–258
Coupon on Undated subordinated notes	–19			–19
Changes in composition of the group and other changes	–369	119		–250

Closing balance	22,231	1,733	–18	23,946

In 2015, a cash dividend of EUR 1,393 million was paid to the shareholders of ING Group.

Impact of partial divestment of NN Group relates to the further divestment of NN Group in February 2015.

The coupon on Undated subordinated notes comprises coupon payments for the five months, until deconsolidation of NN Group at the end of May 2015.

F-63	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Reference is made to Note 32 ‘Dividends per ordinary share’ and Note 54 ‘Other events’.

Changes in other reserves
2014	Retained earnings[1]	Share of associates, joint ventures and other reserves	Treasury shares	Total
Opening balance	24,074	1,644	–32	25,686
Result for the year	880	83		963
Changes in treasury shares			–14	–14
Transfer to share of associates and joint ventures reserve	161	–161
Employee stock options and share plans	87			87
Repurchase premium	–750			–750
Impact of IPO NN Group[1]	–1,327			–1,327
Changes in composition of the group and other changes[1]	–3,755	–83		–3,838

Closing balance	19,370	1,483	–46	20,807

1	Impact of IPO NN Group and Changes in the composition of the group and other changes are adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction (page F-14).

Impact of IPO NN Group related to the IPO of NN Group in July 2014. In 2015, ING Group changed its accounting approach in relation to the NN Group Anchor investment transaction. The line item Impact of IPO NN Group was adjusted by EUR 1,012 from EUR -2,339 million to EUR -1,327 million as a result of the reversal of the provision previously recognised directly in equity. The amount comprised the expected loss, at the time of the IPO of NN Group, on settlement of the two remaining tranches of mandatorily exchangeable notes in NN Group shares. As at 31 December 2014, the expected loss had decreased by EUR 92 million. The reversal of this decrease was adjusted in the line item Changes in composition of the group and other changes, resulting in a net adjustment to Other reserves of EUR 920 million, from EUR 19,887 million. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction, Note 20 ‘Other liabilities’ and Note 54 ‘Other events’.

The repurchase premium of EUR 750 million was paid in relation to the repayment of the EUR 1,500 million non-voting equity securities to the Dutch State. Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Changes in composition of the group and other changes included a decrease of EUR 3,279 million in Retained earnings as result of the transfer of part of the Net defined benefit asset/liability remeasurement reserve due to the financial independence of the Dutch ING Pension Fund. Furthermore, Changes in composition of the group and other changes also included EUR 87 million related to the deconsolidation of Voya. Reference is made to Note 38 ‘Pension and other post- employment benefits’ and Note 54 ‘Other events’.

Changes in other reserves
2013	Retained earnings	Share of associates, joint ventures and other reserves	Treasury shares	Total
Opening balance	21,614	1,526	–410	22,730
Result for the year	4,814	76		4,890
Changes in treasury shares			378	378
Transfer to share of associates and joint ventures reserve	–118	118
Employee stock options and share plans	–84			–84
Repurchase premium	–375			–375
Impact of Voya	–2,080			–2,080
Changes in composition of the group and other changes	303	–76		227

Closing balance	24,074	1,644	–32	25,686

Impact of Voya relates to the IPO and second tranche sale of Voya. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-64

Notes to the Consolidated financial statements - continued

The repurchase premium of EUR 375 million was paid in relation to the repayment of the EUR 750 million non-voting equity securities. Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Changes in treasury shares
	Amount			Number
	2015	2014	2013	2015	2014	2013
Opening balance	46	32	410	4,302,122	3,994,055	30,112,671
Purchased/sold	–28	6	14	–2,810,775	351,252	976,907
Share-based payments			–100	–27,322	–43,185	–6,698,947
Other		8	–292			–20,396,576

Closing balance	18	46	32	1,464,025	4,302,122	3,994,055

Non-voting equity securities (core Tier 1 securities)

In 2014, ING Group made the final repayment on the core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including the final payment, the total amount paid to the Dutch State was EUR 13.5 billion, which contained EUR 10 billion in principal and EUR 3.5 billion in interest and premiums and resulted in an annualised return of 12.7% for the Dutch State. For information on the non-voting equity securities and the repayments made, reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Minority interest

In 2015, Minority interest decreased with EUR 7,409 million and is mainly related to the deconsolidation of NN Group. Reference is made to Note 54 ‘Other events’.

In 2014, Minority interest increased with EUR 2,134 million, mainly due to the impact of the IPO of NN Group of EUR 5,397 million, the issuance of Undated subordinated notes by NN Group of EUR 986 million (net of transaction costs) as well as an increase in the Other comprehensive income of NN Group attributable to minority interest of EUR 1,089 million since the IPO. These increases were partially offset by the deconsolidation of Voya of EUR -5,100 million and the deconsolidation of ING Vysya of EUR -451 million. Reference is made to Note 54 ‘Other events’.

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserves, Share of associates and joint ventures reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2015, an amount of EUR 1,201 million (2014: EUR 1,070 million; 2013: EUR 987 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

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

Legally distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Legally distributable reserves
2015	ING Bank	NN Group	Other	Total
Equity invested	37,997		160	38,157
Non-distributable reserves	6,824			6,824

Legally distributable reserves	31,173	–	160	31,333

F-65	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Legally distributable reserves
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Non-distributable reserves	7,411	6,134		13,545

Legally distributable reserves	26,917	7,361	122	34,400

Legally distributable reserves
2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,062	5,628	48,994
Non-distributable reserves	7,340	3,105	239	10,684

Legally distributable reserves	21,964	10,957	5,389	38,310

Furthermore there are restrictions to the ability of subsidiaries, associates and joint ventures to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

Minimum capital requirements for ING Group’s subsidiaries, associates and joint ventures are as follows:

Minimum capital requirements - subsidiaries, associates and joint ventures
2015	ING Bank	NN Group	Other	Total
Equity invested	37,997		160	38,157
Regulatory capital	51,052
Required minimum regulatory capital	29,243

	21,809	–	–	–

Minimum capital requirements - subsidiaries, associates and joint ventures
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Regulatory capital	46,015	14,173
Required minimum regulatory capital	27,501	4,683

	18,514	9,490	–	–

Equity invested represents the actual stake held by ING Group, which is 100% in ING Bank and 68% in NN Group, as per 31 December 2014.

Minimum capital requirements - subsidiaries, associates and joint ventures
2013	ING Bank	NN Group	Other	Total
Equity invested	29,304	14,062	5,628	48,994
Regulatory capital	45,287	10,955	9,828
Required minimum regulatory capital	26,913	4,385	3,761

	18,374	6,570	6,067	–

Other in 2013 included Voya.

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

ING Group Annual Report on Form 20-F 2015	F-66

Notes to the Consolidated financial statements - continued

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

The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the Euro OverNight Index Average (EONIA) as calculated by the European Central Bank during the financial year for which the distribution is made; this percentage being weighted on the basis of the number of days for which it applies, and increased by 2.5 percentage points.

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

ING Groep N.V.’s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Groep N.V., the amount paid up on the cumulative preference shares will be repaid together with the accrued dividend as well as any dividend shortfall in preceding years, insofar as this shortfall has not yet been made up.

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

F-67	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Liabilities

14 Subordinated loans

Subordinated loans
				Principal notional amount in original currency					Balance sheet value
Interest rate	Year of issue	First call date	Step-up	Total		Lent on to ING Bank	Lent on to NN Group[1]		2015	2014
6.500%	2015	16 April 2025	No	USD	1,250	1,250			1,139
6.000%	2015	16 April 2020	No	USD	1,000	1,000			912
4.000%	2014	Anchor investors		EUR	1,125				338	675
9.000%	2008	None		EUR	10				10	10
7.375%	2007	15 October 2012	No	USD	1,500	816	684	[2]		1,232
6.375%	2007	15 June 2012	No	USD	1,045	1,045			960	860
5.140%	2006	17 March 2016	Yes	GBP	66	66			90	85
5.775%	2005	8 December 2015	Yes	USD	364	364				301
6.125%	2005	15 January 2011	No	USD	700	500	200	[2]	635	574
4.176%	2005	8 June 2015	Yes	EUR	169		169			169
Variable	2004	30 June 2014	No	EUR	555	555			568	559
6.200%	2003	15 January 2009	No	USD	500	500			454	409
Variable	2003	30 June 2013	No	EUR	430	430			428	429
7.200%	2002	15 December 2007	No	USD	1,100	1,100			1,004	899
7.050%	2002	15 September 2007	No	USD	800	800			727	659

									7,265	6,861

1	NN Group is no longer consolidated by ING Group, with effect end of May 2015.
2	These USD loans to NN Group were converted into EUR loans from 30 September 2013.

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise Tier 1 capital for ING Bank N.V. and previously, until deconsolidation in May 2015, hybrid capital for NN Group (originally issued by ING Verzekeringen N.V.). Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.

In April 2015, ING Group issued USD 2.25 billion securities that qualify as Additional Tier 1 under CRR /CRD IV. The issuance was in the form of USD denominated Perpetual Additional Tier 1 Contingent Convertible Capital Securities and comprised two separate tranches: a USD 1 billion Perpetual Non-Callable 5 Year with coupon 6.0%; and a USD 1.25 billion Perpetual Non-Callable 10 Year with coupon 6.5%. The securities are subject to full conversion into ordinary shares of ING Group in the event that ING Group’s phased-in CET1 ratio would fall below 7.0%.

In June 2015, EUR 169 million 4.176% Tier 1 securities were called. In July 2015, USD 1.5 billion 7.375% Perpetual Hybrid Capital Tier 1 Securities were called. In addition, ING Group redeemed the outstanding amount of USD 364 million of the 5.775% ING Fixed/Floating Tier 1 securities, on its first call date in December 2015.

Subordinated notes - Anchor investors

In 2014, EUR 1,125 million was received from three external investors (Asian-based investment firms RRJ Capital, Temasek and Sea Town Holdings International) in relation to the IPO of NN Group. This funding, which bears a 4% interest rate, was to be repaid in three tranches of NN Group shares. The number of shares in the repayment is variable, such that the fair value of the shares at repayment date equals the notional repayment amount, taking into account a discount in the range of 1.5% to 3% of the market price.

In July 2014, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes was exchanged into NN Group shares.

In June 2015, a second tranche of EUR 337.5 million of the mandatorily exchangeable subordinated notes was exchanged into 13.6 million NN Group ordinary shares. The remaining tranche has been mandatorily exchanged in 2016. Reference is made to Note 20 ’Other liabilities’ and Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-68

Notes to the Consolidated financial statements - continued

Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and NN Group N.V.
	2015	2014
ING Bank N.V.	6,769	5,287
NN Group N.V.[1]	148	823

	6,917	6,110

1	NN Group N.V. is no longer consolidated by ING Group, with effect end of May 2015.

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

Debt securities in issue – maturities
	2015	2014
Fixed rate debt securities
Within 1 year	40,728	43,270
More than 1 year but less than 2 years	7,807	9,912
More than 2 years but less than 3 years	11,192	7,674
More than 3 years but less than 4 years	6,068	7,872
More than 4 years but less than 5 years	7,845	5,952
More than 5 years	20,415	23,270

Total fixed rate debt securities	94,055	97,950
Floating rate debt securities
Within 1 year	10,483	10,329
More than 1 year but less than 2 years	6,056	7,168
More than 2 years but less than 3 years	1,958	3,220
More than 3 years but less than 4 years	2,827	380
More than 4 years but less than 5 years	476	1,793
More than 5 years	5,434	5,512

Total floating rate debt securities	27,234	28,402

Total debt securities	121,289	126,352

In 2015, the decrease in Debt securities in issue of EUR 5.1 billion is mainly attributable to a decrease in certificates of deposits of EUR 3.7 billion, a decrease of EUR 0.8 billion in covered bonds, a decrease of EUR 0.4 billion in commercial paper and a decrease of EUR 0.2 billion in savings certificates due to reduced funding requirements.

As at 31 December 2015, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 14,646 million (2014: EUR 11,532 million).

16 Other borrowed funds

Other borrowed funds by remaining term
						Years after
2015	2016	2017	2018	2019	2020	2020	Total
Subordinated loans of group companies		117				8,549	8,666
Preference shares of group companies						480	480

	–	117	–	–	–	9,029	9,146

F-69	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Other borrowed funds by remaining term
						Years after
2014	2015	2016	2017	2018	2019	2019	Total
Subordinated loans of group companies	889	158	702			9,118	10,867
Preference shares of group companies						430	430

	889	158	702	–	–	9,548	11,297

In 2015, Other borrowed funds decreased by EUR 2,150 million mainly due to matured loans.

In 2014, the Tier 1 hybrid as mentioned in Note 14 ‘Subordinated loans’ was replaced by the EUR 1.5 billion 3.625% CRD-IV eligible Tier 2 securities that were successfully issued by ING Bank in February 2014 and were recognised in Other borrowed funds.

Subordinated loans of group companies relates to capital debentures and private loans which are subordinated to all current and future liabilities of ING Bank N.V.

Preference shares of group companies comprise non-cumulative guaranteed Trust Preference Securities which are issued by wholly owned subsidiaries of ING Groep N.V. These preference shares are on-lent to ING Bank for regulatory reporting purposes. The securities have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to the preference securities are presented as an interest expense in the profit and loss account. The Trust Preference Securities have no voting rights.

17 Amounts due to banks

Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities.

Amounts due to banks by type
	Netherlands		International		Total
	2015	2014	2015	2014	2015	2014
Non-interest bearing	1,304	205	1,063	692	2,367	897
Interest bearing	12,331	9,563	19,115	19,539	31,446	29,102

	13,635	9,768	20,178	20,231	33,813	29,999

In June 2015, ING increased its participation in the targeted longer-term refinancing operations (‘TLTRO’) with EUR 3 billion (2014: EUR 5.7 billion).

ING participates in the TLTRO of the European central bank. The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation at 15 bps (i.e. MRO level prevailing at the time of allotment of 5 bps plus a fixed spread of 10 basis points). Starting 24 months after each TLTRO, ING has the option to repay any part of the amounts allotted in that TLTRO at a semi-annual frequency. Parties that utilised the TLTRO’s, but whose eligible net lending in the period from 1 May 2014 to 30 April 2016 is below the benchmark, will be required to repay the TLTRO’s in September 2016.

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

18 Customer deposits and other funds on deposit

Customer deposits and other funds on deposit
	2015	2014
Savings accounts	305,910	295,532
Credit balances on customer accounts	153,253	140,707
Corporate deposits	40,244	46,203
Other	1,339	1,429

	500,746	483,871

ING Group Annual Report on Form 20-F 2015	F-70

Notes to the Consolidated financial statements - continued

Customer deposits and other funds on deposit by type
	Netherlands		International		Total
	2015	2014	2015	2014	2015	2014
Non-interest bearing	12,360	13,059	13,367	10,418	25,727	23,477
Interest bearing	147,486	144,295	327,533	316,099	475,019	460,394

	159,846	157,354	340,900	326,517	500,746	483,871

Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business.

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

19 Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss
	2015	2014
Trading liabilities	88,807	97,091
Non-trading derivatives	4,257	6,040
Designated as at fair value through profit and loss	12,616	13,551

	105,680	116,682

Trading liabilities

Trading liabilities by type
	2015	2014
Equity securities	3,773	4,658
Debt securities	5,342	6,661
Funds on deposit	38,789	37,753
Derivatives	40,903	48,019

	88,807	97,091

The decrease in the trading derivatives is mainly due to expiring contracts and changes in fair value resulting from market interest rates and exchange rates. The decrease is substantially mitigated by a similar decrease in Trading derivative assets. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ for information on trading assets.

Reference is made to Note 45 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives

Non-trading derivatives by type
	2015	2014
Derivatives used in:
– fair value hedges	–1,503	–1,835
– cash flow hedges	1,167	1,663
– hedges of net investments in foreign operations	52	100
Other non-trading derivatives	4,541	6,112

	4,257	6,040

Other non-trading derivatives mainly includes interest rate swaps for which no hedge accounting is applied.

F-71	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Designated as at fair value through profit and loss

Designated as at fair value through profit and loss by type
	2015	2014
Debt securities	11,623	12,417
Funds entrusted	407	409
Subordinated liabilities	586	725

	12,616	13,551

In 2015, the change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk is EUR 163 million (2014: EUR -98 million) and EUR -119 million (2014: EUR -282 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 12,220 million (2014: EUR 12,568 million).

20 Other liabilities

Other liabilities by type
	2015	2014
Deferred tax liabilities	–380	–449
Income tax payable	590	450
Net defined benefit liability	498	676
Other post-employment benefits	98	101
Other staff-related liabilities	349	408
Other taxation and social security contributions	565	584
Accrued interest	5,156	5,742
Costs payable	1,874	1,645
Reorganisation provisions	670	728
Other provisions	294	289
Share-based payment plan liabilities	26	26
Amounts to be settled	2,390	2,475
Other[1]	2,176	2,262

	14,306	14,937

1	Other liabilities - Other, as at 31 December 2014, is adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction (page F-14).

Disclosures in respect of deferred tax liabilities are provided in Note 39 ‘Taxation’ and Net defined benefit liabilities are provided in Note 38 ‘Pension and other post-employment benefits’.

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions and disability/illness provisions.

ING Group Annual Report on Form 20-F 2015	F-72

Notes to the Consolidated financial statements - continued

Reorganisation provisions

Changes in reorganisation provisions
	2015	2014
Opening balance	728	575
Additions	180	487
Releases	–15	–18
Utilised	–226	–212
Exchange rate differences	5	5
Changes in the composition of the group and other changes	–2	–109

Closing balance	670	728

In 2015, Additions to reorganisation provisions is mainly attributable to existing reorganisation initiatives in Retail Netherlands and Belgium.

In 2014, the increase in Reorganisation provisions mainly included a reorganisation provision of EUR 349 million which was recognised in the segment Retail Netherlands related to an expected reduction of the workforce of around 1,700 FTE’s over a three year period. In addition, ING will reduce the number of positions employed by external suppliers by 1,075.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

In 2014, Changes in the composition of the group and other changes included EUR -101 million as a result of the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2015	2014	2015	2014	2015	2014
Opening balance	190	178	99	207	289	385
Additions	105	30	14	5	119	35
Releases	–81	–16	–27	–51	–108	–67
Utilised	–17	–11	–2	–13	–19	–24
Exchange rate differences	–2	1	–1	1	–3	2
Changes in the composition of the group and other changes	–8	8	24	–50	16	–42

Closing balance	187	190	107	99	294	289

In general, Other provisions are of a short-term nature. The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

In 2015, included in Other provisions - Litigation, is a provision related to floating interest rate derivatives that were sold in the Netherlands. Reference is made to Note 29 ‘Other operating expenses’ and Note 48 ‘Legal proceedings’.

Other

In 2015, ING Group changed its accounting approach in relation to the NN Group Anchor investment transaction which resulted in an adjustment of EUR 920 million to Other liabilities - Other, as at 31 December 2014 from EUR 3,182 million to EUR 2,262 million. The adjustment comprised the reversal of the provision previously recognised for expected losses on settlement of the two remaining tranches of mandatorily exchangeable notes into NN Group shares. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction, Note 13 ‘Equity’ and Note 54 ‘Other events’.

Other liabilities – Other relates mainly to year-end accruals in the normal course of business.

F-73	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Notes to the Consolidated profit and loss account

21 Interest result banking operations

Interest result banking operations
	2015	2014	2013
Interest income on loans	19,185	20,131	21,519
Interest income on impaired loans	42	56	66
Negative interest on liabilities	64	6

Total interest income on loans	19,291	20,193	21,585
Interest income on available-for-sale securities	1,785	2,008	2,070
Interest income on held-to-maturity securities	101	83	158
Interest income on trading portfolio	17,807	18,327	19,882
Interest income on non-trading derivatives (no hedge accounting)	788	1,520	1,175
Interest income on non-trading derivatives (hedge accounting)	6,394	5,977	6,675
Other interest income	155	61	–151

Interest income banking operations	46,321	48,169	51,394
Interest expense on deposits by banks	302	338	440
Interest expense on customer deposits and other funds on deposit	4,177	5,361	6,618
Interest expense on debt securities	2,535	2,503	3,197
Interest expense on subordinated loans	901	1,185	1,347
Interest expense on trading liabilities	17,612	17,710	19,369
Interest expense on non-trading derivatives (no hedge accounting)	652	1,255	1,205
Interest expense on non-trading derivatives (hedge accounting)	7,181	7,123	7,873
Other interest expense	360	390	–356
Negative interest on assets	40

Interest expense banking operations	33,760	35,865	39,693

Interest result banking operations	12,561	12,304	11,701

Interest margin
in percentages	2015	2014	2013
Interest margin	1.45	1.50	1.41

In 2015, the increase in total average assets (excluding Assets held for sale), partly attributable to an increase is customer lending, lead to an increase of EUR 618 million in the interest result. In addition, a decline of the interest margin of 5 basis points led to a EUR 361 million decrease in the interest result.

In 2015, total interest income and total interest expense for items not valued at fair value through profit and loss amounts to EUR 27,628 million and EUR 15,167 million respectively (2014: EUR 28,270 million and EUR 16,569 million; 2013: EUR 30,268 million and EUR 18,810 million).

As of 2015, ING presents interest resulting from a negative effective interest rate on a financial asset as interest expense, rather than a decrease against interest income. Similarly, negative interest in relation to a financial liability is presented as interest income. Negative interest on financial assets and liabilities are not material to ING Group. Comparative amounts are adjusted accordingly.

In 2014, the decrease in total average assets, partly attributable to the deconsolidation of ING Vysya and the additional transfers of assets of WestlandUtrecht Bank to NN Group, led to a decrease of EUR 152 million in the interest result. In addition, an improvement of the interest margin of 9 basis points led to a EUR 755 million increase in the interest result.

In 2013, the decrease in total average assets, partly attributable to the disposal of ING Direct Canada and ING Direct UK, and the sale and transfer of assets of WestlandUtrecht Bank to NN Group, led to a decrease of EUR 1,070 million in the interest result. In addition, an improvement of the interest margin of 11 basis points led to a EUR 888 million increase in the interest result.

ING Group Annual Report on Form 20-F 2015	F-74

Notes to the Consolidated financial statements - continued

22 Investment income

Investment income
	2015	2014	2013
Income from real estate investments	4	6	23
Dividend income	63	36	94

	67	42	117
Realised gains/losses on disposal of debt securities	123	142	129
Impairments of available-for-sale debt securities	–17		–1
Reversal of impairments of available-for-sale debt securities		1	2

Realised gains/losses and impairments of debt securities	106	143	130
Realised gains/losses on disposal of equity securities	67	62	120
Impairments of available-for-sale equity securities	–117	–14	–3

Realised gains/losses and impairments of equity securities	–50	48	117
Interest on non-trading derivatives			–13
Change in fair value of real estate investments		3

Investment income	123	236	351

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income.

In 2015, investment income includes impairments of EUR -134 million, of which EUR -129 million related to segment Wholesale Banking (2014: EUR -14 million; 2013: EUR -3 million), EUR -5 million to Retail Belgium (2014 and 2013: nil) and nil to Corporate Line Banking (2014: nil; 2013: EUR -1 million). In 2015, Reversals of impairments comprise nil (2014: EUR 1 million; 2013: EUR 2 million). The Reversal of impairments in 2014 and 2013 related to Wholesale Banking.

In 2014, Realised gains/losses on disposal of equity securities included EUR 29 million related to Legacy insurance and was mainly attributable to the divestment of the remaining stake of 10.3% in SulAmérica S.A. Reference is made to Note 5 ‘Investments’.

23 Result on disposal of group companies

Result on disposal of group companies
	2015	2014	2013
Baring Private Equity Partners	7
ING Lease UK	–5
ING Vysya		202
ING Direct USA			5
ING Direct Canada			1
ING Direct UK			10
Other		–7	11

	2	195	27

In 2015, the Result on disposal of group companies includes EUR 7 million realised deferred profits on divestments in prior periods related to Baring Private Equity Partners and a release of goodwill related to the disposal of the remaining portfolios of ING Lease (UK). Reference is made to Note 10 ‘Intangible assets’.

In 2015, the result on further divestments of NN Group and the final divestment of Voya (2014: partial divestment of NN Group and the disposal of Voya; 2013: Insurance and investment management business in Hong Kong, Macau and Thailand and ING Life Korea) is not included above but included in Net result from disposal of discontinued operations. Reference is made to Note 30 ‘Discontinued operations’ and Note 49 ‘Companies and businesses acquired and divested’.

F-75	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In 2014, Result on disposal of group companies included EUR 202 million profit on the deconsolidation of ING Vysya. Reference is made to Note 54 ‘Other events’.

24 Commission income

Gross fee and commission income
	2015	2014	2013
Funds transfer	1,014	1,006	982
Securities business	570	538	529
Insurance broking	185	172	152
Asset management fees	74	158	113
Brokerage and advisory fees	436	370	334
Other	1,132	1,053	1,193

	3,411	3,297	3,303

Other includes commission fees of EUR 171 million (2014: EUR 163 million; 2013: EUR 215 million) in respect of bank guarantees and commission fees of EUR 30 million (2014: EUR 23 million; 2013: EUR 27 million) in respect of underwriting syndication loans.

Fee and commission expenses
	2015	2014	2013
Funds transfer	385	355	365
Securities business	158	151	111
Insurance broking	18	14
Asset management fees	2	–10	28
Brokerage and advisory fees	140	87	81
Other	390	407	514

	1,093	1,004	1,099

25 Valuation results on non-trading derivatives

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

Valuation results on non-trading derivatives
	2015	2014	2013
Change in fair value of derivatives relating to
– fair value hedges	81	–140	871
– cash flow hedges (ineffective portion)	31	35	4
– other non-trading derivatives	830	–143	345

Net result on non-trading derivatives	942	–248	1,220
Change in fair value of assets and liabilities (hedged items)	–67	190	–963
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	372	–583	–53

Net valuation results	1,247	–641	204

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

ING Group Annual Report on Form 20-F 2015	F-76

Notes to the Consolidated financial statements - continued

The Valuation results on assets and liabilities designated as at fair value through profit and loss includes fair value changes on certain issued debt securities. Valuation results on assets and liabilities designated as at fair value through profit and loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 19 ‘Financial liabilities at fair value through profit and loss’. Market conditions include in particular credit spread developments.

In 2015, Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading) includes fair value adjustments on own issued notes amounting to EUR 404 million (2014: EUR -632 million; 2013: EUR -136 million), of which DVA adjustment on own issued notes in 2015 amounted to EUR 163 million (2014: EUR -98 million; 2013: EUR -129 million).

In 2015, Valuation results on non-trading derivatives includes EUR -63 million related to warrants on the shares of Voya and NN Group (2014: EUR 98 million on Voya; 2013: nil). Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ and Note 54 ‘Other events’.

26 Net trading income

Net trading income
	2015	2014	2013
Securities trading results	1,352	673	129
Derivatives trading results	600	386	411
Foreign exchange transactions results	–820	–452	–138
Other	66	–15	81

	1,198	592	483

Securities trading results includes the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures and forward contracts. Foreign exchange transactions results includes gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities.

The portion of trading gains and losses relating to trading securities still held as at 31 December 2015 amounts to EUR 147 million (2014: EUR -18 million; 2013: EUR -105 million).

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS-IASB as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-IASB, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the balance sheet. However, IFRS-IASB does not allow netting of these positions in the balance sheet. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’ and Note 19 ‘Financial liabilities at fair value through profit and loss’ for information on trading liabilities.

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

ING Group’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. The results are presented in various lines within the profit and loss account. Reference is made to Note 21 ‘Interest result banking operations’ and Note 25 ‘Valuation results on non-trading derivatives’.

In 2015, Net trading income - Derivatives trading results includes EUR 98 million CVA/DVA adjustments on trading derivatives, compared with EUR -205 million CVA/DVA adjustment in 2014 (2013: EUR 243 million).

F-77	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

27 Other income

Other income
	2015	2014	2013
Net operating lease income	2	5	1
Income from real estate development projects	8		32
Other	56	92	137

	66	97	170

Net operating lease income comprises income of EUR 19 million (2014: EUR 23 million; 2013: EUR 18 million) and depreciation of EUR 17 million (2014: EUR 18 million; 2013: EUR 17 million).

In 2015, Other income – Other is mainly impacted by positive results on the sale of loans and property, partly offset by non-recurring charges related to increased prepayments and renegotiations of mortgages.

In 2013, Other income – Other included EUR 100 million result (before tax) on the unwinding of the Illiquid Assets Back-up Facility. Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring plan’.

28 Staff expenses

Staff expenses
	2015	2014	2013
Salaries	3,221	3,149	3,247
Pension costs and other staff-related benefit costs	275	1,218	231
Social security costs	514	514	512
Share-based compensation arrangements	76	60	67
External employees	634	623	636
Education	68	57	60
Other staff costs	184	167	167

	4,972	5,788	4,920

In 2015, there is a new collective labour agreement in the Netherlands resulting in reduced rights to future benefits. The impact of this is included in Pension and other staff-related benefits costs.

In 2014, a charge of EUR 871 million was recognised in Pensions costs related to the Dutch defined benefit plan settlement. Reference is made to Note 38 ‘Pension and other post-employment benefits’ for information on pensions.

In 2013, the Dutch Government imposed an additional tax charge of 16% on the income in excess of EUR 150,000 of each employee who is subject to Dutch income tax. The tax was charged to the company and did not affect the remuneration of involved staff. The tax imposed on ING for relevant employees amounts to nil in 2015 (2014: nil; 2013: EUR 15.7 million), which is included in the table above.

ING Group Annual Report on Form 20-F 2015	F-78

Notes to the Consolidated financial statements - continued

Number of employees
	Netherlands			International			Total
	2015[1]	2014	2013	2015[1]	2014	2013	2015[1]	2014	2013
Continuing operations - average number of employees at full time equivalent basis	14,586	15,209	16,155	38,134	40,736	48,218	52,720	55,945	64,373
Discontinued operations - average number of employees at full time equivalent basis	2,652	6,851	7,202	2,181	5,635	12,309	4,833	12,486	19,511

Total average number of employees at full time equivalent basis	17,238	22,060	23,357	40,315	46,371	60,527	57,553	68,431	83,884

[1]	The average number of employees comprises, on an average basis, employees of the discontinued operations of NN Group. NN Group is deconsolidated from ING Group at the end of May 2015. Staff expenses, for the five months ended May 2015 is included in the Consolidated profit and loss account of ING Group in the line item Net result from discontinued operations. Reference is made to Note 30 ‘Discontinued operations’.

Share-based compensation arrangements include EUR 63 million (2014: EUR 57 million; 2013: EUR 61 million) relating to equity-settled share-based payment arrangements and EUR 13 million (2014: EUR 3 million; 2013: EUR 17 million) relating to cash-settled share-based payment arrangements.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 52 ‘Related parties’.

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

ING grants three types of share awards, deferred shares, performance shares and upfront shares. The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional. In addition to the employment condition, the performance shares contain a performance condition. The number of ING depositary receipts that would ultimately be granted at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares, with retention periods as soon as it becomes unconditional, were awarded to the Management Board members of ING Bank and NN Group (in periods prior to 2015), as well as Identified staff. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

The information presented below on stock options and share plans on ING Groep N.V. shares includes personnel employed by entities that are presented as continuing operations as well as held for sale and discontinued operations.

In 2015, 0 share awards (2014: nil; 2013: nil) were granted to the members of the Executive Board of ING Groep N.V., 106,013 share awards (2014: 206,650 including NN Group; 2013: 553,600 including NN Group) were granted to the Management Boards of ING Bank. To senior management and other employees 6,088,240 share awards (2014: 6,814,308 including NN Group; 2013: 10,403,613 including NN Group) were granted. In 2014, all outstanding ING Groep N.V. share awards held by the Management Board, senior management and other employees of NN Group N.V. were converted into awards on NN Group N.V. shares. The conversion was performed at an exchange factor such that the fair value of the outstanding awards was unchanged. The outstanding option awards on ING Groep N.V. shares which are fully vested, remained unchanged. As of 2014, new awards to the Management Board, senior management and other employees of NN Group are all based on NN Group N.V. shares. In 2013, members of the Management Board, senior management and other employees of Voya received Voya shares instead of the share awards of ING Groep N.V. they received previously.

Every year, the ING Group Executive Board decides whether the option and share schemes are to be continued and, if so, to what extent. In 2010, the Group Executive Board decided not to continue the option scheme as from 2011. The existing option schemes up and until 2010 will be run off in the coming years.

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

F-79	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

As at 31 December 2015, ING Group holds no own shares (2014: nil; 2013: nil) in order to fulfil its obligations with regard to the existing stock option plan.

The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Changes in option rights outstanding
	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2015	2014	2013	2015	2014	2013
Opening balance	52,559,607	68,292,442	85,193,177	16.95	16.02	14.77
Exercised	–3,251,420	–4,796,012	–5,776,911	5.97	5.97	4.53
Forfeited	–410,847	–610,095	–1,179,734	18.05	15.91	12.78
Expired	–11,586,209	–10,326,728	–9,944,090	18.13	16.35	12.34

Closing balance	37,311,131	52,559,607	68,292,442	17.54	16.95	16.02

As per 31 December 2015 total options outstanding consists of 27,657,794 options (2014: 41,685,852; 2013: 55,321,834) relating to equity-settled share-based payment arrangements and 9,653,337 options (2014: 10,873,755; 2013: 12,970,608) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2015 is EUR 13.62 (2014: 10.60; 2013: EUR 8.24).

Changes in option rights non-vested
	Options non-vested (in numbers)			Weighted average grant date fair value (in euros)
	2015	2014	2013	2015	2014	2013
Opening balance			15,716,032			3.26
Vested			–15,243,423			3.27
Forfeited			–472,609			3.23

Closing balance	–	–	0	–	–	0.00

Summary of stock options outstanding and exercisable
2015 Range of exercise price in euros	Options outstanding as at 31 December 2015	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2015	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	3,817,765	3.22	2.89	3,817,765	3.22	2.89
5.00 – 10.00	6,213,999	4.21	7.37	6,213,999	4.21	7.37
10.00 – 15.00	139,841	2.72	14.35	139,841	2.72	14.35
15.00 – 20.00	10,061,265	2.21	16.87	10,061,265	2.21	16.87
20.00 – 25.00	7,608,639	1.24	24.62	7,608,639	1.24	24.62
25.00 – 30.00	9,469,622	0.30	25.17	9,469,622	0.30	25.17

	37,311,131			37,311,131

ING Group Annual Report on Form 20-F 2015	F-80

Notes to the Consolidated financial statements - continued

Summary of stock options outstanding and exercisable
2014 Range of exercise price in euros	Options outstanding as at 31 December 2014	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2014	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	4,893,647	3.76	2.88	4,893,647	3.76	2.88
5.00 – 10.00	8,527,415	5.21	7.38	8,527,415	5.21	7.38
10.00 – 15.00	145,974	3.71	14.35	145,974	3.71	14.35
15.00 – 20.00	21,003,814	1.54	17.33	21,003,814	1.54	17.33
20.00 – 25.00	8,117,391	1.79	24.57	8,117,391	1.79	24.57
25.00 – 30.00	9,871,366	1.29	25.18	9,871,366	1.29	25.18

	52,559,607			52,559,607

Summary of stock options outstanding and exercisable
2013 Range of exercise price in euros	Options outstanding as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at 31 December 2013	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	6,646,603	4.63	2.88	6,646,603	4.63	2.88
5.00 – 10.00	12,487,960	6.21	7.37	12,487,960	6.21	7.37
10.00 – 15.00	6,249,261	0.33	14.33	6,249,261	0.33	14.33
15.00 – 20.00	23,127,059	2.56	17.31	23,127,059	2.56	17.31
20.00 – 25.00	9,010,163	2.80	24.57	9,010,163	2.80	24.57
25.00 – 30.00	10,771,396	2.29	25.18	10,771,396	2.29	25.18

	68,292,442			68,292,442

As at 31 December 2015, the aggregate intrinsic values of options outstanding and exercisable are EUR 68 million (2014: EUR 68 million; 2013: EUR 82 million) and EUR 68 million (2014: EUR 68 million; 2013: EUR 82 million), respectively.

As at 31 December 2015, total unrecognised compensation costs related to stock options amounted to nil (2014: nil; 2013: nil). Cash received from stock option exercises for the year ended 31 December 2015 is EUR 16 million (2014: EUR 24 million; 2013: EUR 22 million).

The fair value of options granted is recognised as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined using a European Black Scholes formula. This model takes the risk free interest rate into account (2.0% to 4.6%), as well as the lifetime of the options granted (5 to 9 years), the exercise price, the current share price (EUR 2.90 – EUR 26.05), the expected volatility of the certificates of ING Groep N.V. shares (25% – 84%) and the expected dividend yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2015	2014	2013	2015	2014	2013
Opening balance	12,706,264	25,059,992	49,416,632	7.37	7.23	7.78
Granted	6,194,253	7,020,958	10,957,213	13.00	9.78	5.80
Performance effect	453,699	1,003,576	788,196	6.40	6.02	10.25
Vested	–10,374,131	–19,444,374	–33,757,098	8.38	8.01	7.61
Forfeited	–243,071	–933,888	–2,344,951	8.91	6.83	7.80

Closing balance	8,737,014	12,706,264	25,059,992	10.04	7.37	7.23

In July 2014, 2,8 million share awards of ING Group were converted in NN Group share awards, these are presented in the line Vested.

F-81	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

As at 31 December 2015 the share awards consists of 7,485,634 share awards (2014: 11,282,373; 2013: 21,993,875) relating to equity-settled share-based payment arrangements and 1,251,380 share awards (2014: 1,423,891; 2013: 3,066,117) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted is recognised as an expense under staff expenses and is allocated over the vesting period of the share awards. As of 2015, ING Group no longer has share awards containing a market based performance condition. Previously, the fair values of share awards containing a market based performance condition have been determined using a Monte Carlo simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current dividend yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.

As at 31 December 2015 total unrecognised compensation costs related to share awards amount to EUR 45 million (2014: EUR 36 million; 2013: EUR 53 million). These costs are expected to be recognised over a weighted average period of 1.4 years (2014: 1.3 years; 2013: 1.5 years).

29 Other operating expenses

Other operating expenses
	2015	2014	2013
Depreciation of property and equipment	327	326	345
Amortisation of software	265	237	234
Computer costs	753	705	695
Office expenses	618	620	649
Travel and accommodation expenses	166	140	146
Advertising and public relations	418	405	404
External advisory fees	264	230	223
Postal charges	56	59	79
Regulatory costs	620	712	374
Addition/(releases) of provision for reorganisations and relocations	165	469	222
Intangible amortisation and (reversals of) impairments	33	88	136
Other	669	480	407

	4,354	4,471	3,914

As of 2015, the line ‘Intangible amortisation and other impairments’ is included in ‘Other operating expenses’ and no longer as a separate line item in the Consolidated profit and loss account. The comparative amounts were adjusted accordingly.

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 281 million (2014: EUR 239 million; 2013: EUR 206 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.

Fees of Group’s auditors [1]
	2015	2014	2013
Audit fees	16	16	16
Audit related fees	1	1	1
Tax fees	1	1	2

Total	18	18	19

1	These amounts exclude Group’s auditors fees for entities presented as held for sale and discontinued operations. Total Group’s auditors fees for 2015, including charges related to NN Group until deconsolidation at the end of May 2015, amounted to EUR 24 million (2014: EUR 32 million; 2013: EUR 40 million).

Fees as disclosed above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis.

ING Group Annual Report on Form 20-F 2015	F-82

Notes to the Consolidated financial statements - continued

Regulatory costs

As of 2015, the line Regulatory costs represents contributions to the Deposit Guarantee Schemes (‘DGS’) and the National Resolution Fund (‘NRF’) and local bank taxes mainly in the Netherlands, Germany, Belgium and Poland. Regulatory costs were previously included in Other operating expenses – Other. The comparative amounts were adjusted accordingly.

The nationalisation of SNS Reaal in 2013 had as a consequence, a one-time bank tax of EUR 1 billion to be paid by ING Bank and other Dutch banks. In accordance with the relevant legislation, the bank tax was charged in three equal instalments. For ING, this resulted in a charge of EUR 304 million in 2014. Also included in this line in 2014, was EUR 138 million (2013: EUR 149 million) related to the Dutch bank tax.

For Addition/(releases) of provision for reorganisations and relocations reference is made to the disclosure on the reorganisation provision in Note 20 ‘Other liabilities’.

Intangible amortisation and (reversals of) impairments

Intangible amortisation and (reversals of) impairments
	Impairment losses			Reversals of impairments			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Property and equipment	17	43	29	–14	–5	–5	3	38	24
Property development	9	36	84			–6	9	36	78
Software and other intangible assets	15	1	7				15	1	7

(Reversals of) other impairments	41	80	120	–14	–5	–11	27	75	109
Amortisation of other intangible assets							6	13	27

							33	88	136

In 2015, EUR 17 million (2014: EUR 43 million) impairments are recognised on Property and equipment in segments Retail Netherlands and Retail Other and amounted to EUR 15 million and EUR 2 million respectively. The impairments are attributable to unfavourable market conditions.

In 2015, reversal of impairment on property in own use amounts to EUR -14 million (2014: EUR -5 million) and is recognised in Retail Netherlands.

In 2015, EUR 9 million (2014: EUR 36 million) impairments are recognised on Property development in the Wholesale Banking segment relating to real estate development projects and properties obtained from foreclosures, due to unfavourable market conditions.

Software and other intangible assets were impaired in 2015 for an amount of EUR 15 million. EUR 9 million is recognised in the segment Retail Belgium, EUR 3 million in the segment Retail Other and EUR 3 million in the segment Wholesale Banking. The impairment relates to internally developed software.

In 2013, EUR 78 million impairments are recognised on Property development (Wholesale Banking segment) relating to various real estate development projects (especially Europe and Australia). The unfavourable economic circumstances in these regions and projects resulted in lower expected sales prices.

Other

Included in Other operating expenses – Other in 2015, is a charge for a provision recognised in relation to floating interest rate derivatives that were sold in the Netherlands. Reference is made to Note 20 ‘Other liabilities’ and Note 48 ‘Legal proceedings’.

F-83	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

30 Discontinued operations

Total net result from discontinued operations comprises the results from NN Group and Voya.

Total net result from discontinued operations
	2015	2014	2013
NN Group	800	529	497
Voya		138	208

Net result from discontinued operations	800	667	705
NN Group	3	–470	–42

Net result from classification as discontinued operations	3	–470	–42
NN Group	–1,202	–26	17
Voya	323	–1,546

Net result from disposal of discontinued operations [1]	–879	–1,572	17
NN Group	–399	33	472
Voya	323	–1,408	208

Total net result from discontinued operations	–76	–1,375	680

1 The tax effect on the result on disposal of discontinued operations in 2015 is nil (2014: EUR 114 million; 2013: nil).

Net result from discontinued operations

Net result from discontinued operations comprises the total net result (after tax) of the businesses classified as discontinued operations and is presented separately in the profit and loss account.

In May 2015, ING Group sold a further 45 million ordinary shares of NN Group. The transaction reduced the ownership of ING Group in NN Group to 42.43%, resulting in ING Group losing control over NN Group. The profit and loss of ING Group includes, in the line ‘Net result from discontinued operations’, the net result of NN Group until deconsolidation at the end of May 2015. Included in Net result from discontinued operations, is a dividend of EUR 59 million received from NN Group.

In March 2014, a further sale of Voya shares reduced ING Group’s interest in Voya to 43.2%. This share sale resulted in loss of control and deconsolidation of Voya by ING Group. The profit and loss account of 2014 included the result of Voya until the deconsolidation at the end of March 2014.

Reference is made to Note 54 ‘Other events’.

Net result from discontinued operations is as follows:

Net result from discontinued operations
	2015[1]	2014[2]	2013[2]
Total income	6,824	14,254	28,057
Total expenses	5,879	13,456	27,300

Result before tax from discontinued operations	945	798	757
Taxation	145	131	52

Net result from discontinued operations	800	667	705

1	NN Group.
2	NN Group and Voya.

Net result from classification as discontinued operations

In 2015, Net result from classification as discontinued operations comprises the impact on the profit and loss account of the change in non-current non-financial assets of NN Group presented as assets and liabilities held for sale, prior to deconsolidation at the end of May 2015.

ING Group Annual Report on Form 20-F 2015	F-84

Notes to the Consolidated financial statements - continued

In 2014, goodwill and certain other non-current non-financial assets of EUR 103 million and EUR 367 million respectively were written-off as the sale of NN Group was expected to be below the carrying value.

In 2013, Net result from classification as discontinued operations Asia included a goodwill write-off of EUR 42 million in IIM Taiwan.

Reference is made to Note 54 ‘Other events’.

Net result from disposal of discontinued operations

In 2015, Net result from disposal of discontinued operations includes mainly a profit of EUR 323 million on the sale of the last Voya shares in March 2015 to reduce ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero, a loss of EUR 1,185 million as a result of the further sale and deconsolidation of NN Group at the end of May 2015 and a loss of EUR 15 million on the further divestments of ING Group’s interest in NN Group in September 2015.

In 2014, Net result from disposal of discontinued operations mainly includes the total net divestment loss of EUR -1,546 million on the further sale of Voya.

In 2013, Net result from disposal of discontinued operations included mainly the tax exempt divestment gain on the sale of the Insurance businesses in Hong Kong, Macau and Thailand of EUR 945 million and the divestment loss of EUR 989 million on the sale of ING Life Korea.

Reference is made to Note 49 ‘Companies and businesses acquired and divested’ and Note 54 ‘Other events’.

Net cash flows from discontinued operations

The net cash flow from discontinued operations was as follows:

Net cash flow from discontinued operations
	2015[1]	2014[2]	2013[2]
Operating cash flow	–1,409	–4,006	–7,906
Investing cash flow	2,619	1,295	11,110
Financing cash flow	526	3,834	–1,780

Net cash flow	1,736	1,123	1,424

1	NN Group.
2	NN Group and Voya.

Sales proceeds of 2015 are not included in the table above, but are included in the Consolidated statement of cash flows as follows:

•	Sales proceeds of EUR 1,040 million from the sale of NN Group shares in February 2015 is included in ‘Net cash flow from financing activities – Proceeds from partial divestment of NN Group’;

•	Sales proceeds of EUR 1,802 million from the divestment of Voya in March 2015 is included in ‘Net cash flow from investing activities – Disposals and redemptions: available-for-sale investments’;

•	Sales proceeds of EUR 997 million from the sale of shares of NN Group resulting in loss of control at the end of May 2015 is included in ‘Net cash flow from investing activities – Disposals and redemptions: Group companies’; and

•	Sales proceeds of EUR 995 million from the further sale of NN Group shares on 30 September 2015 is included in ‘Net cash flow from investing activities – Disposals and redemptions: investments in associates and joint ventures’.

The exchange of the second tranche of EUR 337.5 million mandatorily exchangeable subordinated notes from the Anchor investors into NN Group ordinary shares in June 2015 comprised a non-cash transaction.

Sales proceeds of 2014 were not included in the table above, but were included in the Consolidated statement of cash flows as follows:

•	EUR 950 million from the sale of Voya shares which resulted in the loss of control in March 2014 was included in ‘Net cash flow from investing activities – Disposals and redemptions: group companies’;

•	EUR 1,747 million related to the IPO of NN Group in July 2014 was included in ‘Net cash flow from financing activities – Proceeds of IPO NN Group’; and

•	EUR 1,940 million related to the decrease in ING’s interest in the associate Voya in September 2014 and November 2014 was included in ‘Net cash flow from investing activities – Disposals and redemptions: associates and joint ventures’.

In 2013, sales proceeds in cash of EUR 1.4 billion is presented in the consolidated statement of cash flows under ‘Net cash flow from investment activities – Disposals and redemptions: group companies’ and is not included in the table above.

F-85	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Reference is made to Note 54 ‘Other events’.

31 Earnings per ordinary share

Earnings per ordinary share
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net result	4,926	963	4,890	3,864.8	3,849.7	3,825.0
Attribution to non-voting equity securities		–750	–526

Basic earnings	4,926	213	4,364	3,864.8	3,849.7	3,825.0	1.28	0.06	1.14
Effect of dilutive instruments:
Stock option and share plans				5.5	6.3	8.5

				5.5	6.3	8.5

Diluted earnings	4,926	213	4,364	3,870.3	3,856.0	3,833.5	1.27	0.06	1.14

Attribution to non-voting equity securities

ING Group made the final repayment on the core Tier 1 non-voting equity securities to the Dutch State in 2014. Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

Attribution to non-voting equity securities included premiums of EUR 750 million and EUR 375 million in 2014 and 2013 respectively, paid in relation to the repayment of non-voting equity securities of EUR 1,500 million in 2014 and EUR 750 million in 2013.

Until the repayment of the final tranche in November 2014, the attribution to non-voting equity securities also represented the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount was only included for the purpose of determining earnings per share under IFRS-IASB and did not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

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

The potential conversion of the non-voting equity securities had an anti-dilutive effect on the earnings per share calculation in 2015, 2014 and 2013 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion was not taken into account in the calculation of diluted earnings per share for these years.

Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’.

ING Group Annual Report on Form 20-F 2015	F-86

Notes to the Consolidated financial statements - continued

Earnings per ordinary share from continuing operations
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Basic earnings	4,926	213	4,364	3,864.8	3,849.7	3,825.0
Less: Total net result from discontinued operations	–415	–1,460	495

Basic earnings from continuing operations	5,341	1,673	3,869	3,864.8	3,849.7	3,825.0	1.39	0.44	1.01
Effect of dilutive instruments:
Stock option and share plans				5.5	6.3	8.5

				5.5	6.3	8.5

Diluted earnings from continuing operations	5,341	1,673	3,869	3,870.3	3,856.0	3,833.5	1.38	0.43	1.01

Earnings per ordinary share from discontinued operations
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net result from discontinued operations	462	424	520
Net result from classification as discontinued operations	2	–320	–42
Net result from disposal of discontinued operations	–879	–1,564	17

Total net result from discontinued operations	–415	–1,460	495	3,864.8	3,849.7	3,825.0

Basic earnings from discontinued operations	–415	–1,460	495	3,864.8	3,849.7	3,825.0	–0.11	–0.37	0.13
Effect of dilutive instruments:
Stock option and share plans				5.5	6.3	8.5

				5.5	6.3	8.5

Diluted earnings from discontinued operations	–415	–1,460	495	3,870.3	3,856.0	3,833.5	–0.11	–0.36	0.13

F-87	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

32 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2014
– Final dividend, paid in cash in May 2015	0.12	464
In respect of 2015
– Interim dividend, paid in cash in August 2015	0.24	929
– Final dividend	0.41	1,586

Total dividend in respect of 2015	0.65	2,515

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

No dividend was paid in 2014 and 2013.

Notes to the consolidated statement of cash flows

33 Net cash flow from investing activities

Information on the impact of companies acquired or disposed is presented in Note 49 ‘Companies and businesses acquired and divested’.

34 Interest and dividend included in net cash flow

Interest and dividend received and paid
	2015	2014	2013
Interest received	46,884	51,301	53,069
Interest paid	–34,306	–38,001	–42,137

	12,578	13,300	10,932
Dividend received	116	61	108
Dividend paid	–1,393	–	–

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement. Dividend paid is included in financing activities in the cash flow statement.

35	Cash and cash equivalents

Cash and cash equivalents
	2015	2014	2013
Treasury bills and other eligible bills	363	677	574
Amounts due from/to banks	–1,442	–2,036	1,015
Cash and balances with central banks	21,458	12,233	13,316
Cash and cash equivalents classified as Assets held for sale		6,239	2,275

Cash and cash equivalents at end of year	20,379	17,113	17,180

Treasury bills and other eligible bills included in cash and cash equivalents
	2015	2014	2013
Treasury bills and other eligible bills included in trading assets	228	457	489
Treasury bills and other eligible bills included in available-for-sale investments	135	220	85

	363	677	574

ING Group Annual Report on Form 20-F 2015	F-88

Notes to the Consolidated financial statements - continued

Amounts due to/from banks
	2015	2014	2013
Included in cash and cash equivalents:
– amounts due to banks	–10,312	–11,825	–11,451
– amounts due from banks	8,870	9,789	12,466

	–1,442	–2,036	1,015
Not included in cash and cash equivalents:
– amounts due to banks	–23,501	–18,174	–15,749
– amounts due from banks	21,118	27,330	30,530

	–2,383	9,156	14,781
Total as included in balance sheet:
Total as included in balance sheet:
– amounts due to banks	–33,813	–29,999	–27,200
– amounts due from banks	29,988	37,119	42,996

	–3,825	7,120	15,796

Cash and cash equivalents includes amounts due to/from banks with a term of less than three months from the date on which they were acquired.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central banks. Reference is made to Note 44 ‘Assets not freely disposable’ for restrictions on Cash and balances with central banks.

ING Group’s risk management (including liquidity) is explained in the section ‘Risk management – Funding and liquidity risk’.

Segment reporting

36 Segments

a. General

ING Group’s segments are based on the internal reporting structures.

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands (Market Leaders)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking[1]	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

1	As of January 2016, ING’s Commercial Banking activities are renamed to Wholesale Banking.

The geographical segments for the Banking results are presented on page F-95.

F-89	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Specification of geographical segments
Geographical segments	Main countries
Netherlands

Belgium	Including Luxembourg

Germany	Including Austria

Other Challengers	Australia, France, Italy, Spain and UK Legacy run-off portfolio

Growth Markets	Poland, Romania, Turkey and Asian bank stakes

Wholesale Banking Rest of World[1]	UK, Americas, Asia and other countries in Central and Eastern Europe

Other	Corporate Line Banking and the run-off portfolio of Real Estate

1	As of January 2016, ING’s Commercial Banking activities are renamed to Wholesale Banking.

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

As of 1 January 2015, the segment Retail Rest of the World is renamed to Retail Other. In addition to this, the attribution of ‘Underlying result’ to segments is changed as follows:

•	‘Interest benefit on economic capital’ is replaced by ‘Interest benefit on total capital’ resulting in a reallocation between Retail Banking, Wholesale Banking and Corporate Line Banking in the line ‘Interest result Banking operations’;

•	ING Turkey, previously fully reported within Retail Banking, is now segmented to both Retail Banking and Wholesale Banking; and

•	Bank Treasury (excluding isolated legacy costs recorded within Corporate Line) is now allocated to both Retail Banking and Wholesale Banking. Previously, Bank Treasury was allocated to Retail and/or Wholesale Banking on a country-by-country basis.

The presentation of previously reported underlying profit and loss amounts has been adjusted to reflect the above changes.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is derived by excluding from IFRS-IASB the following: special items; the impact of divestments and Legacy Insurance.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments. Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

In 2014, ING Group’s underlying result was adjusted in order to better reflect the performance of the Total banking business. Therefore, the remaining insurance activities (included in ‘Insurance Other’) as well as the intercompany eliminations between ING Bank and NN Group is no longer included as part of ING Group’s underlying result.

Following the classification of NN Group as discontinued operations in 2014, the Insurance segments (Netherlands Life, Netherlands Non-Life, Insurance Europe, Japan Life, Investment Management, Other and Japan Closed Block VA) ceased to exist.

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

ING Group Annual Report on Form 20-F 2015	F-90

Notes to the Consolidated financial statements - continued

b. ING Group

ING Group Total
2015	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	12,744	–154	12,590		12,590
– Commission income	2,320		2,320		2,320
– Total investment and other income	2,801	3	2,804		2,804

Total underlying income	17,865	–151	17,714		17,714
Underlying expenditure
– Operating expenses	9,231	15	9,246		9,246
– Additions to loan loss provision	1,347		1,347		1,347

Total underlying expenses	10,578	15	10,593		10,593

Underlying result before taxation	7,287	–166	7,121		7,121
Taxation	1,990	–35	1,955		1,955
Minority interests	72		72		72

Underlying net result	5,225	–131	5,094		5,094
Divestments	367		367		367
Special items	–58		–58		–58
Intercompany eliminations between ING Bank and NN Group [2]				–20	–20
Insurance Other [3]				–42	–42

Net result IFRS-IASB (continuing operations)	5,534	–131	5,403	–63	5,341
Total net result from discontinued operations NN Group				–738	–738
Total net result from discontinued operations Voya				323	323

Net result IFRS-IASB attributable to equity holder of the parent	5,534	–131	5,403	–477	4,926

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015.
3	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial and NN Group.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2015	Income	Expenses	Net result[1]
Underlying	17,714	10,593	5,094
Divestments	367		367
Special items		77	–58
Intercompany eliminations between ING Bank and NN Group	–28	–1	–20
Insurance Other	–45	3	–42

IFRS-IASB (continuing operations)	18,007	10,673	5,341
Total net result from discontinued operations			–415

Net result IFRS-IASB attributable to equity holder of the parent			4,926

1	Net result, after tax and minority interests.

Divestments in 2015 reflect the result from the merger between ING Vysya and Kotak. Reference is made to Note 54 ‘Other events.

Special items in 2015 comprise additional charges related to previously announced restructuring programmes in Retail Netherlands announced before 2013.

For information on discontinued operations, reference is made to Note 30 ‘Discontinued operations’.

F-91	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

ING Group Total
2014	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	12,606	–230	12,376		12,376
– Commission income	2,290		2,290		2,290
– Total investment and other income	228	56	284		284

Total underlying income	15,125	–175	14,950		14,950
Underlying expenditure
– Operating expenses	8,965	14	8,979		8,979
– Additions to loan loss provision	1,594		1,594		1,594

Total underlying expenses	10,559	14	10,573		10,573

Underlying result before taxation	4,566	–189	4,378		4,378
Taxation	1,159	–50	1,109		1,109
Minority interests	79		79		79

Underlying net result	3,328	–138	3,190		3,190
Divestments	202		202		202
Special items	–1,021		–1,021		–1,021
Intercompany eliminations between ING Bank and NN Group				–55	–55
Insurance Other [2]				107	107

Net result IFRS-IASB (continuing operations)	2,510	–138	2,372	52	2,423
Total net result from discontinued operations NN Group				11	11
Total net result from discontinued operations Voya				–1,471	–1,471

Net result IFRS-IASB attributable to equity holder of the parent	2,510	–138	2,372	–1,408	963

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial and the net result on the sale of SulAmérica S.A.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2014	Income	Expenses	Net result[1]
Underlying	14,950	10,573	3,190
Divestments	202		202
Special items		1,259	–1,021
Intercompany eliminations between ING Bank and NN Group	–70		–55
Insurance Other	132	21	107

IFRS-IASB (continuing operations)	15,214	11,853	2,423
Total net result from discontinued operations			–1,460

Net result IFRS-IASB attributable to equity holder of the parent			963

1	Net result, after tax and minority interests.

Divestments in 2014 reflected the result on the deconsolidation of ING Vysya following changes to the governance structure.

Special items in 2014 included the impact (after tax) of the charges for making the Dutch Defined Benefit pension fund financially independent, the bank tax related to the SNS Reaal nationalisation and additional charges related to the restructuring programmes in Retail Netherlands announced before 2013.

For information on discontinued operations, reference is made to Note 30 ‘Discontinued operations’.

ING Group Annual Report on Form 20-F 2015	F-92

Notes to the Consolidated financial statements - continued

ING Group Total
2013	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result - banking operations	11,980	–176	11,804		11,804
– Commission income	2,239	5	2,244		2,244
– Total investment and other income	2,923	140	3,063		3,063

Total underlying income	17,142	–31	17,111		17,111
Underlying expenditure
– Operating expenses	8,683	11	8,694		8,694
– Additions to loan loss provision	2,288		2,288		2,288

Total underlying expenses	10,971	11	10,982		10,982

Underlying result before taxation	6,171	–42	6,129		6,129
Taxation	1,549	–10	1,539		1,539
Minority interests	90		90		90

Underlying net result	4,532	–32	4,500		4,500
Divestments	–42		–42		–42
Special items	–82		–82		–82
Intercompany eliminations between ING Bank and NN Group				–97	–97
Insurance Other [2]				117	117

Net result IFRS-IASB (continuing operations)	4,408	–32	4,376	20	4,396
Total net result from discontinued operations NN Group				455	455
Total net result from discontinued operations Voya				40	40

Net result IFRS-IASB attributable to equity holder of the parent	4,408	–32	4,376	515	4,890

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other comprised mainly the net result from ING’s associate SulAmérica S.A., partly offset by certain expenses that are not allocated to the business units.

Reconciliation between Underlying and IFRS-IASB income, expenses and net result
2013	Income	Expenses	Net result[1]
Underlying	17,111	10,982	4,500
Divestments	–9	14	–42
Special items		109	–82
Intercompany eliminations between ING Bank and NN Group	–129		–97
Insurance Other	123	17	117

IFRS-IASB (continuing operations)	17,096	11,123	4,395
Total net result from discontinued operations			495

Net result IFRS-IASB attributable to equity holder of the parent			4,890

1	Net result, after tax and minority interests.

Divestments in 2013 included the sale of ING Direct UK.

Special items in 2013 was primarily related to the previously announced restructuring programmes in ING Bank which is partly offset by pension curtailments in the Netherlands.

For information on discontinued operations, reference is made to Note 30 ‘Discontinued operations’.

F-93	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

c. Banking activities

Segments Banking by line of business
2015	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,683	1,953	1,634	1,906	3,567	–153	12,590
– Commission income	515	397	172	276	964	–4	2,320
– Total investment and other income	205	195	104	186	2,240	–127	2,804

Total underlying income	4,403	2,546	1,910	2,369	6,771	–285	17,714
Underlying expenditure
– Operating expenses	2,475	1,532	842	1,582	2,571	245	9,246
– Additions to loan loss provision	433	169	57	210	478		1,347

Total underlying expenses	2,908	1,701	899	1,792	3,048	245	10,593

Underlying result before taxation	1,495	845	1,012	577	3,722	–530	7,121
Taxation	391	255	328	142	963	–125	1,955
Minority interests		6	2	48	16		72

Underlying net result	1,104	583	681	387	2,743	–404	5,094
Divestments				367			367
Special items	–58						–58

Net result IFRS-IASB	1,046	583	681	754	2,743	–404	5,403

Segments Banking by line of business
2014	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,778	1,998	1,500	1,806	3,534	–240	12,376
– Commission income	464	376	143	329	980	–2	2,290
– Total investment and other income	87	243	–27	201	33	–253	284

Total underlying income	4,330	2,617	1,615	2,336	4,547	–496	14,950
Underlying expenditure
– Operating expenses	2,678	1,524	773	1,481	2,407	116	8,979
– Additions to loan loss provision	714	142	72	165	500		1,594

Total underlying expenses	3,392	1,667	845	1,646	2,907	116	10,573

Underlying result before taxation	938	951	771	690	1,640	–611	4,378
Taxation	243	256	230	139	358	–117	1,109
Minority interests		1	1	51	26		79

Underlying net result	694	693	540	500	1,257	–494	3,190
Divestments				202			202
Special items	–63					–957	–1,021

Net result IFRS-IASB	631	693	540	702	1,257	–1,451	2,372

ING Group Annual Report on Form 20-F 2015	F-94

Notes to the Consolidated financial statements - continued

Segments Banking by line of business
2013	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,610	1,860	1,303	1,804	3,250	–23	11,804
– Commission income	460	343	114	342	989	–5	2,244
– Total investment and other income	128	194	–30	259	2,864	–352	3,063

Total underlying income	4,198	2,397	1,387	2,405	7,103	–380	17,111
Underlying expenditure
– Operating expenses	2,409	1,500	709	1,600	2,352	125	8,694
– Additions to loan loss provision	877	183	82	279	868		2,288

Total underlying expenses	3,286	1,683	791	1,878	3,220	125	10,982

Underlying result before taxation	912	715	597	527	3,883	–505	6,129
Taxation	241	213	185	120	964	–184	1,539
Minority interests		–4	1	66	27		90

Underlying net result	672	506	412	342	2,891	–322	4,500
Divestments				–42			–42
Special items	–107					25	–82

Net result IFRS-IASB	564	506	412	299	2,891	–297	4,376

Geographical segments Banking
2015	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest result	4,677	2,287	1,812	1,219	1,147	1,600	–153	12,590
– Commission income	754	497	215	149	267	442	–4	2,320
– Total investment and other income	1,429	402	83	5	330	589	–33	2,804

Total underlying income	6,861	3,185	2,109	1,373	1,743	2,632	–189	17,714
Underlying expenditure
– Operating expenses	3,220	1,943	917	805	1,061	1,038	262	9,246
– Additions to loan loss provision	654	166	77	98	176	175		1,347

Total underlying expenses	3,875	2,109	994	903	1,237	1,213	262	10,593

Underlying result before taxation	2,986	1,076	1,115	469	506	1,419	–451	7,121
Taxation	782	302	382	166	79	364	–117	1,955
Minority interests		6	2		64			72

Underlying net result	2,205	768	731	303	363	1,054	–334	5,094
Divestments					367			367
Special items	–58							–58

Net result IFRS-IASB	2,147	768	731	303	730	1,055	–334	5,403

F-95	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Geographical segments Banking
2014	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest result	4,699	2,447	1,616	1,158	1,072	1,625	–241	12,376
– Commission income	730	464	171	147	333	447	–1	2,290
– Total investment and other income	–182	288	–17	44	266	123	–238	284

Total underlying income	5,247	3,198	1,770	1,349	1,671	2,194	–479	14,950
Underlying expenditure
– Operating expenses	3,403	1,931	837	723	1,018	905	161	8,979
– Additions to loan loss provision	947	146	67	185	125	123		1,594

Total underlying expenses	4,350	2,078	904	908	1,143	1,028	161	10,573

Underlying result before taxation	897	1,120	866	441	528	1,166	–641	4,378
Taxation	197	277	266	131	96	275	–133	1,109
Minority interests		2	1		77			79

Underlying net result	700	841	599	310	356	891	–508	3,190
Divestments				–2	204			202
Special items	–63						–957	–1,021

Net result IFRS-IASB	637	841	599	308	560	891	–1,465	2,372

Geographical segments Banking
2013	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest result	4,554	2,256	1,388	1,050	1,186	1,411	–42	11,804
– Commission income	706	436	145	127	354	479	–2	2,244
– Total investment and other income	2,206	373	–24	58	320	437	–307	3,063

Total underlying income	7,466	3,065	1,509	1,235	1,861	2,327	–352	17,111
Underlying expenditure
– Operating expenses	3,064	1,913	765	708	1,146	873	226	8,694
– Additions to loan loss provision	1,222	205	110	430	197	123		2,288

Total underlying expenses	4,286	2,118	875	1,138	1,344	996	226	10,982

Underlying result before taxation	3,180	947	634	97	517	1,331	–577	6,129
Taxation	818	248	217	97	60	295	–196	1,539
Minority interests		–4	1		93			90

Underlying net result	2,362	703	416	0	363	1,036	–381	4,500
Divestments				–42				–42
Special items	–107						25	–82

Net result IFRS-IASB	2,255	703	416	–42	363	1,036	–356	4,376

ING Group Annual Report on Form 20-F 2015	F-96

Notes to the Consolidated financial statements - continued

37 Information on geographical areas

ING Group’s business lines operate in seven main geographical areas: the Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. The geographical analyses are based on the location of the office from which the transactions are originated. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of geographical areas operating in other economic environments. The Netherlands is ING Group’s country of domicile.

Geographical areas
2015	Netherlands[2]	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income[1]	6,427	3,091	6,211	720	48	639	490	380		18,007
Total assets	555,650	164,770	371,683	71,097	1,499	45,979	34,701	1,186	–408,710	837,855

1	Total income from continuing businesses only.
2	Geographical area Netherlands includes Corporate Line Banking.

Geographical areas
2014	Netherlands[2]	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income[1]	4,440	3,191	5,623	531	45	634	512	241	–2	15,214
Total assets	659,215	177,712	373,608	60,243	1,342	73,146	35,607	738	–393,905	987,706

1	Total income from continuing businesses only.
2	Geographical area Netherlands includes Corporate Line Banking.

Geographical areas
2013	Netherlands[2]	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income[1]	6,594	3,297	5,287	575	60	836	449		–1	17,096
Total assets	600,225	160,859	342,866	212,127	1,966	70,719	34,420	425	–346,988	1,076,619

1	Total income from continuing businesses only.
2	Geographical area Netherlands includes Corporate Line Banking.

The table below provides additional information for the year 2015 on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country.

F-97	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Additional information by country
2015
Geographical area	Country	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets[2]	Result before tax	Taxation
Netherlands	Netherlands[2]	ING Bank N.V.	Wholesale banking/ Retail banking	14,586	6,427	304,167	2,060	678
Belgium	Belgium	ING België N.V.	Wholesale banking/ Retail banking	9,645	3,091	130,916	1,109	329
	Luxemburg	ING Luxembourg S.A.	Wholesale banking/ Retail banking	774	298	9,331	166	35
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/ Retail banking	8,713	903	25,666	317	60
	Turkey	ING Bank A.S.	Wholesale banking/ Retail banking	6,070	641	17,544	155	34
	Germany	ING DiBa A.G.	Retail banking	4,052	2,000	126,171	1,044	353
	Romania	Branch of ING Bank N.V.	Wholesale banking/ Retail banking	1,596	221	4,685	78	13
	Spain	Branch of ING Bank N.V.	Retail banking	1,076	423	24,457	144	52
	Italy	Branch of ING Bank N.V.	Wholesale banking/ Retail banking	824	202	15,828	–87	–15
	UK	Branch of ING Bank N.V.	Wholesale banking	642	556	32,156	362	–19
	France[1]	Branch of ING Bank N.V.	Wholesale banking/ Retail banking	625	256	7,489	67	23
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	288	185	2,520	131	32
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking	211	64	2,519	30	5
	Hungary	Branch of ING Bank N.V.	Wholesale banking	162	46	1,129	13	5
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	265	13	573	8	2
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	120	46	616	27	5
	Austria	Branch of ING DiBa A.G.	Retail banking	169	93	321	51	9
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	76	10	267	–2
	Ireland	Branch of ING Bank N.V.	Wholesale banking	39	64	1,662	36	5
	Portugal	Branch of ING Bank N.V.	Wholesale banking	2	3	616	3	1
	Switzerland	Branch of ING België N.V.	Wholesale banking	177	187	6,927	105	30
North America	USA	ING Financial Holdings	Wholesale banking	492	720	47,784	423	122
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	56	48	1,496	32	12
	Mexico	Negociaciones Mercantiles Especializidas, S.A. de C.V.	Wholesale banking	8		1
Asia	China	Branch of ING Bank N.V.	Wholesale banking	59	39	1,551	16	10
	Japan	Branch of ING Bank N.V.	Wholesale banking	30	31	6,772	20	9
	Singapore	Branch of ING Bank N.V.	Wholesale banking	472	386	19,111	230	30
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	103	85	5,052	49	1
	Philippines	Branch of ING Bank N.V.	Wholesale banking	249	22	436	5	3
	South Korea	Branch of ING Bank N.V.	Wholesale banking	68	53	3,642	23	6
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	34	23	1,744	12	1
	Indonesia	PT ING Securities Indonesia	Wholesale banking	5	1	7
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	4		4
	India	Branch of ING Bank N.V.	Wholesale banking			2
	United Arabic Emirates	Branch of ING Bank N.V.	Wholesale banking	7			–1
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,021	490	33,507	328	92
Other	Mauritius	ING Mauritius	Investment management		380	1,186	380

Total				52,720	18,007	837,855	7,334	1,924

1	Public subsidies, as defined in article 89 of the CRD IV, amounts to EUR 3 million (2014: EUR 2 million received in France).
2	Included in Total assets – Netherlands, is EUR 2,153 million related to the Investment in associate held for sale, NN Group.

ING Group Annual Report on Form 20-F 2015	F-98

Notes to the Consolidated financial statements - continued

The table above does not include the results from discontinued operations comprising Total income of EUR 6,815 million, Results before tax of EUR 936 million and Taxation of EUR 143 million.

The Netherlands has a high tax charge, partly due to the non-deductible Dutch bank tax and partly due to the recognition of a deferred tax liability regarding previously deducted (UK) branch losses.

The UK has a low tax charge due to the recognition of previously unrecognised tax losses carried forward.

Mauritius has no tax charge, due to an unrealised tax exempt result, following the merger of ING Vysya with Kotak in April 2015.

F-99	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Additional notes to the Consolidated annual accounts

38 Pension and other post-employment benefits

ING Group maintains defined contribution and defined benefit plans. In 2015, the remaining defined benefit plans of the Group are mainly within the United Kingdom and Belgium.

In 2014, ING reached final agreement with the trade unions, the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees to transfer all future funding and indexation obligations under ING’s closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement made the ING Pension Fund financially independent from ING.

Balance sheet - Net defined benefit asset/liability

Summary of net defined benefit asset/liability
	2015	2014
Fair value of plan assets	3,141	2,703
Defined benefit obligation	2,996	2,790

Funded status (Net defined benefit asset/(liability))	145	–87
Presented as:
– Other assets	643	589
– Other liabilities	–498	–676

	145	–87

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

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2015. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
	2015	2014
Opening balance	2,703	21,621
Interest income	93	203
Remeasurements: Return on plan assets excluding amounts included in interest income	333	1,201
Employer’s contribution	34	861
Participants contributions	13	6
Benefits paid	–170	–197
Effect of curtailment or settlement		–21,050
Exchange rate differences	135	120
Changes in the composition of the group and other changes		–62

Closing balance	3,141	2,703

ING Group Annual Report on Form 20-F 2015	F-100

Notes to the Consolidated financial statements - continued

Effect of curtailment or settlement

In 2014, EUR -20,403 million was recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement as a result of the agreement that made the ING Pension Fund financially independent from ING.

Changes in composition of the group and other changes

In 2014, Changes in the composition of the group and other changes included EUR -47 million as a result of the deconsolidation of ING Vysya and EUR -22 million as a result of the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

Other

The actual return on the plan assets amounts to EUR 426 million (2014: EUR 1,410 million).

No plan assets are expected to be returned to ING Group during 2016.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2015	2014	2015	2014
Opening balance	2,790	20,951	101	137
Current service cost	34	39	–7	–6
Interest cost	84	206	1	3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	–55	4	8	6
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	218	1,595
Participants’ contributions	1	1	2
Benefits paid	–175	–204	–2	–2
Past service cost	–11	–12
Effect of curtailment or settlement	–3	–19,725	–9
Exchange rate differences	111	103	4	4
Changes in the composition of the group and other changes	2	–168		–41

Closing balance	2,996	2,790	98	101

Effect of curtailment or settlement

In 2014, EUR -19,079 million was recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement as a result of the agreement that made the ING Pension Fund financially independent from ING.

Changes in composition of the group and other changes

In 2014, Changes in the composition of the group and other changes of the Defined benefit obligation included EUR -53 million related to the deconsolidation of ING Vysya and EUR -119 million related to the classification of NN Group as held for sale. Changes in the composition of the group and other changes of Other post-employment benefits included EUR -41 million as a result of the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

F-101	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
	2015	2014
Opening balance	–515	–3,802
Remeasurement of plan assets	–119	1,207
Actuarial gains and losses arising from changes in demographic assumptions	59	–4
Actuarial gains and losses arising from changes in financial assumptions	86	–1,682
Transfer to Other reserves	16	27
Taxation	–18	163

Total Other comprehensive income movement for the year	24	–289
Transfer to Other reserves (pension settlement)		3,434
Changes in the composition of the group and other changes	185	142

Closing balance	–306	–515

The change in the remeasurement of the net defined benefit asset/liability in 2015 is mainly as a result of deconsolidation of NN Group and an increase in discount rates. The weighted average discount rate as at 31 December 2015 was 3.0% (31 December 2014: 2.5%) . The change in this rate impacts both the Remeasurement of plan assets and Actuarial gains and losses arising from changes in financial assumptions.

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR -507 million (EUR -306 million after tax) as at 31 December 2015 (2014: EUR -753 million, EUR -515 million after tax).

The amount of the remeasurement of the net defined benefit asset/liability in 2014 was mainly a result of the change in the high quality corporate bond rate.

In 2014, EUR 3,279 million was recognised in Transfer to Other reserves (pension settlement) related to the Dutch defined benefit plan settlement.

In 2014, Changes in composition of the group and other changes included EUR 143 million as a result of deconsolidation of Voya and nil as a result of classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

Changes in the defined benefit plans in 2014

In 2014, ING reached final agreement with the trade unions, the ING Pension Fund, the Central Works Council and the Association of Retired ING Employees to transfer all future funding and indexation obligations under ING’s closed defined benefit plan in the Netherlands to the Dutch ING Pension Fund. The agreement made the ING Pension Fund financially independent from ING.

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

As part of the agreement, ING Bank and NN Group are released from all financial obligations arising out of the Dutch defined benefit plan. Accordingly, this plan is no longer accounted for as a defined benefit plan and consequently, it has been removed from ING’s balance sheet in 2014. In 2014, the removal of the net pension asset related to the Dutch defined benefit pension fund from ING’s balance sheet of EUR 770 million (EUR 578 million after tax), the payment to the Dutch ING Pension Fund of EUR 549 million (EUR 412 million after tax), the compensation for lower employee contribution of EUR 80 million (EUR 60 million after tax) and other impacts resulted in a charge of EUR 1,413 million (EUR 1,059 million after tax). EUR 871 million (EUR 653 million after tax) of this charge was allocated to ING Bank and EUR 542 million (EUR 406 million after tax) was allocated to NN Group.

ING Group Annual Report on Form 20-F 2015	F-102

Notes to the Consolidated financial statements - continued

Information on plan assets and defined benefit obligation per country

The defined benefit obligation per country and the plan assets per country can be specified as follows:

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation
	2015	2014	2015	2014
The Netherlands	373		516	243
United States	132	132	212	218
United Kingdom	1,906	1,822	1,265	1,236
Belgium	601	614	731	811
Other countries	129	135	272	282

	3,141	2,703	2,996	2,790

As at 31 December 2015 the various defined benefit plans did not hold any investments in ING Groep N.V. (2014: nil).

The defined benefit plans in the United Kingdom and Belgium are not considered to be significant to the Group. Therefore, no additional detailed information is disclosed.

Determination of the net defined benefit asset/liability

The table provides the key assumptions used in the determination of the Net defined benefit asset/liability and the Other post-employment benefits.

Weighted averages of basic actuarial assumptions in annual % as at 31 December
	Net defined benefit asset/liability		Other post-employment benefits
	2015	2014	2015	2014
Discount rates	3.00	2.50	3.20	2.30
Mortality rates	0.80	0.90	0.80	1.10
Expected rates of salary increases (excluding promotion increases)	3.70	3.10
Indexation	2.60	2.50	2.00	2.00

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

The discount rate is approximately 3.0% on 31 December 2015 (2014: 2.5%). The discount rate used by ING is based on AA-rated corporate bonds. Discussions were ongoing, both in the industry and at the IASB, on the definition of the discount rate for defined benefit pension liabilities and ING would reconsider the methodology for setting the discount rate if and when appropriate.

As at 31 December 2015, the actuarial assumption for Indexation for inflation is 2.6% (2014: 2.5%). The percentage for 2015 was mainly based on the expected inflation and the best estimate assumption for future indexation in the pension plans in the United Kingdom and Belgium (2014: United Kingdom, Belgium and the Netherlands; before 2014 the percentage was based on the plan in the Netherlands).

Sensitivity analysis of key assumptions

The sensitivity analysis of the most significant assumptions has been determined based on changes of the assumptions occurring at the end of the reporting period that are deemed reasonably possible.

F-103	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The table discloses the financial impact on the defined benefit obligation if the weighted averages of each significant actuarial assumption would increase or decrease if all other assumptions were held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated.

Sensitivity analysis – financial impact of changes in significant actuarial assumptions on the defined benefit obligation
	Financial impact of increase		Financial impact of decrease
	2015	2014	2015	2014
Discount rates – increase/decrease of 1%	–451	–403	554	500
Mortality – increase/decrease of 1 year	82	93	–82	–93
Expected rates of salary increases (excluding promotion increases) – increase/decrease of 0.25%	25	29	–23	–27
Indexation – increase/decrease 0.25%	75	93	–74	–84

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

For 2016 the expected contributions to pension plans are EUR 50 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments
	Defined benefit obligation	Other post- employment benefits
2016	97	2
2017	96	2
2018	95	2
2019	126	2
2020	132	2
Years 2021 – 2025	455	24

The average duration of the benefit obligation at the end of the reporting period is 17 years (2014: 17 years). This number can be subdivided into the duration related to:

•	active members: 15 years (2014: 12 years);

•	inactive members: 23 years (2014: 24 years); and

•	retired members: 13 years (2014: 13 years).

ING Group Annual Report on Form 20-F 2015	F-104

Notes to the Consolidated financial statements - continued

Profit and loss account – Pension and other staff-related benefit costs

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post-employment benefits			Other			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Current service cost	34	36	268	–7	–6	–18	–8	20	–11	19	50	239
Past service cost	–11	–3	3						–16	–11	–3	–13
Net Interest cost	–9	3	–41	1	3	2	2	4	6	–6	10	–33
Effect of curtailment or settlement	–3	871	–37	–9			–52			–64	871	–37
Other							13	–12	13	13	–12	13

Defined benefit plans	11	907	193	–15	–3	–16	–45	12	–8	–49	916	169
Defined contribution plans										324	302	62

										275	1,218	231

Defined benefit plans

In 2014, a charge of EUR 871 million was recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement.

Defined contribution plans

The increase in Pension costs for Defined contribution plans in 2014 is as a result of the new defined contribution pension scheme for employees in the Netherlands which took effect on 1 January 2014.

Most group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of remuneration. For the defined contribution scheme in the Netherlands, the premium paid is also dependant on the interest rate developments and DNB’s methodology for determining the ultimate forward rate. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in other assets/liabilities.

39 Taxation

Balance sheet - Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

F-105	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Changes in deferred tax
2015	Net liability (–) Net asset (+) 2014	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (–) Net asset (+) 2015
Investments	–1,064	111	152	3	18	–780
Real estate investments	–2					–2
Financial assets and liabilities at fair value through profit and loss	1,112		–373			739
Depreciation	–46		4	–4		–46
Cash flow hedges	–233	24		17		–192
Pension and post-employment benefits	213	–13	–5	6		201
Other provisions	42		–22	4		24
Receivables	258		180	3		441
Loans and advances to customers	1,173		–387	1		788
Unused tax losses carried forward	330		–215	3		118
Other	–189	–7	113	–2	–12	–97

	1,594	115	–553	31	6	1,194
Presented in the balance sheet as:
– deferred tax liabilities	449					380
– deferred tax assets	1,145					814

	1,594					1,194

Changes in deferred tax
2014	Net liability (-) Net asset (+) 2013	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) 2014
Investments	–1,382	–1,719	–314	5	2,346	–1,064
Real estate investments	–285		2		281	–2
Financial assets and liabilities at fair value through profit and loss	812		315	–12	–3	1,112
Deferred acquisition costs and VOBA	–312		–20	–10	342
Depreciation	–33		–5	–5	–3	–46
Insurance provisions	1,369	685	–39	–1	–2,014
Cash flow hedges	–603	–910		5	1,275	–233
Pension and post-employment benefits	–75	137	128	7	16	213
Other provisions	1	1	–28	4	64	42
Receivables	79		201	3	–25	258
Loans and advances to customers	1,440	–5	–221		–41	1,173
Unused tax losses carried forward	637		325	9	–641	330
Other	–69	12	–142	–9	19	–189

	1,579	–1,799	202	–4	1,616	1,594
Presented in the balance sheet as:
– deferred tax liabilities	199					449
– deferred tax assets	1,380					1,145

	1,579					1,594

In 2014, Changes in the composition of the group and other changes included EUR 1,647 million as a result of the classification of NN Group as held for sale and EUR -61 million as a result of the deconsolidation of ING Vysya. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-106

Notes to the Consolidated financial statements - continued

Deferred tax in connection with unused tax losses carried forward
	2015	2014
Total unused tax losses carried forward	1,560	2,456
Unused tax losses carried forward not recognised as a deferred tax asset	969	1,127

Unused tax losses carried forward recognised as a deferred tax asset	591	1,329
Average tax rate	20.0%	24.8%
Deferred tax asset	118	330

The following tax losses carried forward and tax credits will expire as follows as at 31 December:

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2015	2014	2015	2014
Within 1 year	41
More than 1 year but less than 5 years	190	145	7	4
More than 5 years but less than 10 years	118	48	1
More than 10 years but less than 20 years	34	347		6
Unlimited	586	587	583	1,319

	969	1,127	591	1,329

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Breakdown of certain net deferred tax asset positions by jurisdiction
	2015	2014
Netherlands	132	358
Belgium		1
Slovakia		2
Luxembourg	8	17
Italy	129	62

	269	440

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current or the preceding year. In 2015, the aggregate amount for the most significant entities is EUR 269 million (2014: EUR 440 million).

In 2015, the deferred tax asset in the Netherlands decreased compared to 2014 mainly due to the positive result for the year.

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

As at 31 December 2015 and 31 December 2014, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.

F-107	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Profit and loss account - Taxation

Taxation by type
	Netherlands			International			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Current taxation	–42	–58	–40	1,413	1,099	1,032	1,371	1,041	992
Deferred taxation	694	–239	534	–141	57	–28	553	–182	506

	652	–297	494	1,272	1,156	1,004	1,924	859	1,498

For the year 2015 the tax charge in the Netherlands increased with EUR 550 million (2014: decreased with EUR 218 million) to EUR 365 million (2014: negative EUR 185 million) caused by higher results (2014: lower results).

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2015	2014	2013
Result before tax from continuing operations	7,334	3,361	5,973
Weighted average statutory tax rate	26.9%	29.2%	28.0%

Weighted average statutory tax amount	1,975	983	1,672
Participation exemption	–34	–70	–29
Other income not subject to tax	–162	–169	–165
Expenses not deductible for tax purposes	154	187	114
Impact on deferred tax from change in tax rates	12	–2
Deferred tax benefit from previously unrecognised amounts	54	38	–22
Current tax benefit from previously unrecognised amounts	–63	–58	–24
Write-off/reversal of deferred tax assets	18	1	40
Adjustment to prior periods	–30	–51	–88

Effective tax amount	1,924	859	1,498

Effective tax rate	26.2%	25.6%	25.1%

The weighted average statutory tax rate in 2015 is lower compared to 2014. This is mainly caused by the increase in the result in 2015 in the Netherlands.

The weighted average statutory tax rate in 2014 compared to 2013 does not differ significantly.

The effective tax rate in 2015 is 26.2%.

The effective tax rate in 2015 is lower than the weighted average statutory tax rate. This is mainly caused by non-taxable income, the recognition of tax benefits from previously unrecognised amounts and prior year adjustments which are only partly offset by non-deductible items.

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

Adjustment to prior periods in 2013 related to a true-up of tax positions.

ING Group Annual Report on Form 20-F 2015	F-108

Notes to the Consolidated financial statements - continued

Equity - Other comprehensive income

Income tax related to components of other comprehensive income
	2015	2014	2013
Remeasurement of the net defined benefit asset/liability	–13	137	230
Unrealised revaluations available-for-sale investments and other	111	–1,719	1,841
Realised gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	39	49	57
Changes in cash flow hedge reserve	24	–910	305
Transfer to insurance liabilities/DAC			–879
Exchange rate differences and other	–46	644	–25

Total income tax related to components of other comprehensive income	115	–1,799	1,529

40 Fair value of assets and liabilities

a) FinanciaI assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities
	Estimated fair value		Balance sheet value
	2015	2014[3]	2015	2014[3]
Financial assets
Cash and balances with central banks	21,458	12,233	21,458	12,233
Amounts due from banks	30,132	37,220	29,988	37,119
Financial assets at fair value through profit and loss
– trading assets	131,467	136,959	131,467	136,959
– non-trading derivatives	3,347	4,384	3,347	4,384
– designated as at fair value through profit and loss	3,234	2,756	3,234	2,756
Investments
– available-for-sale	87,000	95,402	87,000	95,402
– held-to-maturity	7,855	2,277	7,826	2,239
Loans and advances to customers	548,307	529,191	533,429	512,433
Other assets [1]	11,329	11,538	11,329	11,538

	844,129	831,960	829,078	815,063
Financial liabilities
Subordinated loans	7,044	6,693	7,265	6,861
Debt securities in issue	121,770	127,321	121,289	126,352
Other borrowed funds	9,223	11,297	9,146	11,297
Amounts due to banks	34,334	30,684	33,813	29,999
Customer deposits and other funds on deposit	501,369	484,918	500,746	483,871
Financial liabilities at fair value through profit and loss
– trading liabilities	88,807	97,091	88,807	97,091
– non-trading derivatives	4,257	6,040	4,257	6,040
– designated as at fair value through profit and loss	12,616	13,551	12,616	13,551
Other liabilities [2,3]	11,622	12,150	11,622	12,150

	791,042	789,745	789,561	787,212

1	Other assets do not include (deferred) tax assets, net defined benefit asset and property development and obtained from foreclosures.
2	Other liabilities do not include (deferred) tax liabilities, net defined benefit liability, prepayments received under property under development, other provisions and other taxation and social security contributions.
3	Other liabilities, as at 31 December 2014, is adjusted by EUR 920 million as a result of the change in the accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

F-109	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The estimated fair values represent the price at which an orderly transaction to sell the financial asset or to transfer the financial liability would take place between market participants at the balance sheet date (‘exit price’). The fair value of financial assets and liabilities is based on quoted market prices, where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices are obtained from independent vendors, brokers or market makers. Because substantial trading markets do not exist for all financial instruments, various techniques have been developed to estimate the approximate fair values of financial assets and liabilities that are not actively traded. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors, especially for inputs that are not readily available in the market (such as credit spreads for own-originated loans and advances to customers). Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values. Where exposures of a group of financial assets and financial liabilities are managed on a net basis ING applies the IFRS-IASB exception that allows ING to measure the fair value of the group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or settle a net short position.

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

Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties.

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:

a.1) Financial assets

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

ING Group Annual Report on Form 20-F 2015	F-110

Notes to the Consolidated financial statements - continued

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

a.2) Financial liabilities

Subordinated loans

The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

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

Other liabilities

The other liabilities are stated at their carrying value which is not significantly different from their fair value.

F-111	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

a.3) Fair value hierarchy

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

Level 1 - (Unadjusted) quoted prices in active markets

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

Level 2 - Valuation technique supported by observable inputs

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

Level 3 - Valuation technique supported by unobservable inputs

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

ING Group Annual Report on Form 20-F 2015	F-112

Notes to the Consolidated financial statements - continued

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
2015	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	27,126	103,195	1,146	131,467
Non-trading derivatives	4	3,175	168	3,347
Financial assets designated as at fair value through profit and loss	242	2,654	338	3,234
Available-for-sale investments	81,640	4,667	693	87,000

	109,012	113,691	2,345	225,048
Financial liabilities
Trading liabilities	9,037	78,531	1,239	88,807
Non-trading derivatives		4,256	1	4,257
Financial liabilities designated as at fair value through profit and loss	1,578	10,840	198	12,616

	10,615	93,627	1,438	105,680

Main changes in fair value hierarchy in 2015

In 2015, the decrease in Available-for-sale investments (Level 1) is mainly as a result of the reclassification of Government bonds (EUR 3.5 billion) to Investments-Held-to-maturity. Reference is made to Note 5 ‘Investments’.

There were no significant transfers between Level 1 and Level 2.

In 2015, there were changes in the valuation techniques driven by current market conditions, with LIBOR being negative.

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

Main changes in fair value hierarchy in 2014

In 2014, the change in Available-for-sale investments (Level 1) mainly reflected the presentation of NN Group as held for sale. This change was offset by an increase in Government bonds to strengthen the liquidity of the Group. Ahead of the introduction of the liquidity coverage ratio in 2015 matured bonds (Level 2 in 2013) were re-invested in Government bonds (Level 1).

As at 31 December 2014, ING Direct Australia reclassified EUR 2.6 billion Government and Semi-Government debt securities from Level 2 to Level 1 as the input was based on quoted prices in an active market.

F-113	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Changes in Level 3 Financial assets
2015	Trading assets	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	810	310	90	573	1,783
Amounts recognised in the profit and loss account during the year	146	–163	–55	30	–42
Revaluation recognised in equity during the year				171	171
Purchase of assets	356	4	467	125	952
Sale of assets	–76		–148	–209	–433
Maturity/settlement	–46	–1	–16	–5	–68
Transfers into Level 3	11				11
Transfers out of Level 3	–61				–61
Exchange rate differences	6	18		23	47
Changes in the composition of the group and other changes				–15	–15

Closing balance	1,146	168	338	693	2,345

In 2015, there were no significant transfers into or out of Level 3.

Included in ‘Revaluation recognised in equity during the year’, is an amount of EUR 154 million related to available-for-sale equity securities held in VISA Europe Limited. References is made to Note 5 ‘Investments’, Note 13 ‘Equity and Note 54 ‘Other events’.

Changes in Level 3 Financial assets
2014	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	2,019	248	179	198	3,151	5,795
Amounts recognised in the profit and loss account during the year	–264		131	–67	–39	–239
Revaluation recognised in equity during the year					81	81
Purchase of assets	287			49	218	554
Sale of assets	–334			–45	–278	–657
Maturity/settlement	–76			–45	–500	–621
Transfers into Level 3	71			48	5	124
Transfers out of Level 3	–293			–48	–3	–344
Exchange rate differences	9	–2			28	35
Changes in the composition of the group and other changes	–609	–246			–2,090	–2,945

Closing balance	810	0	310	90	573	1,783

In 2014, Changes in composition of the group and other changes included EUR –2,600 million as a result of the classification of NN Group as held for sale. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-114

Notes to the Consolidated financial statements - continued

Changes in Level 3 Financial liabilities
2015	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Total
Opening balance	997	16	323	1,336
Amounts recognised in the profit and loss account during the year	120	–15	–83	22
Issue of liabilities	244		121	365
Early repayment of liabilities	–54		–31	–85
Maturity/settlement	–24		–15	–39
Transfers into Level 3	12			12
Transfers out of Level 3	–65		–117	–182
Exchange rate differences	9			9

Closing balance	1,239	1	198	1,438

In 2015, financial liabilities of EUR 182 million were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

Changes in Level 3 Financial liabilities
2014	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Total
Opening balance	1,105		343	1,448
Amounts recognised in the profit and loss account during the year	–54	14	–81	–121
Issue of liabilities	418	2	172	592
Early repayment of liabilities	–371		–78	–449
Maturity/settlement	–68	–1	–66	–135
Transfers into Level 3	42		88	130
Transfers out of Level 3	–82		–55	–137
Changes in the composition of the group and other changes	7	1		8

Closing balance	997	16	323	1,336

Amounts recognised in profit and loss account during the year (Level 3)
2015	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	146		146
Non-trading derivatives	–163		–163
Financial assets designated as at fair value through profit and loss	–55		–55
Available-for-sale investments	–34	64	30

	–106	64	–42
Financial liabilities
Trading liabilities	120		120
Non-trading derivatives	–15		–15
Financial liabilities designated as at fair value through profit and loss	–83		–83

	22	–	22

F-115	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Amounts recognised in profit and loss account during the year (Level 3)
2014	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	–286	22	–264
Non-trading derivatives	131		131
Financial assets designated as at fair value through profit and loss	–67		–67
Available-for-sale investments	–70	31	–39

	–292	53	–239
Financial liabilities
Trading liabilities	–54		–54
Non-trading derivatives	14		14
Financial liabilities designated as at fair value through profit and loss	–81		–81

	–121	–	–121

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the profit and loss account relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the profit and loss account as follows:

•	Results on trading assets and trading liabilities are included in Net trading income;

•	Non-trading derivatives are included in Valuation results on non-trading derivatives;

•	Financial assets and liabilities designated as at fair value through profit and loss are included in Valuation results on non-trading derivatives - Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading);

•	Changes in the fair value of Real estate investments are included in Investment income; and

•	Impairments on Property in own use are included in Other operating expenses - Intangible amortisation and (reversals) of impairments.

Unrealised gains and losses recognised in Other comprehensive income that relate to Available-for-sale investments are included in the Revaluation reserve – Available-for-sale reserve and other. Unrealised gains and losses on Property in own use are also included in the Revaluation reserve – Property in own use reserve.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the balance sheet as at 31 December 2015 of EUR 225 billion includes an amount of EUR 2.3 billion (1.0%) which is classified as Level 3 (31 December 2014: EUR 1.8 billion, being 0.8%) . Changes in Level 3 from 31 December 2014 to 31 December 2015 are disclosed above in the table ‘Changes in Level 3 Financial assets’.

Financial liabilities measured at fair value in the balance sheet as at 31 December 2015 of EUR 106 billion includes an amount of EUR 1.4 billion (1.3%) which is classified as Level 3 (31 December 2014: EUR 1.3 billion, being 1.1%) . Changes in Level 3 from 31 December 2014 to 31 December 2015 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

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

Of the total amount of financial assets classified as Level 3 as at 31 December 2015 of EUR 2.3 billion (31 December 2014: EUR 1.8 billion), an amount of EUR 0.9 billion (39%) (31 December 2014: EUR 0.8 billion, being 50%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

ING Group Annual Report on Form 20-F 2015	F-116

Notes to the Consolidated financial statements - continued

Furthermore, Level 3 financial assets includes approximately EUR 0.3 billion (31 December 2014: EUR 0.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.1 billion (31 December 2014: EUR 0.9 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit and loss.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2015 of EUR 1.4 billion (31 December 2014: EUR 1.3 billion), an amount of EUR 0.7 billion (50%) (31 December 2014: EUR 0.7 billion, being 54%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.2 billion (31 December 2014: EUR 0.2 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.5 billion (31 December 2014: EUR 0.4 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range could change from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, please refer to section below ‘Sensitivity analysis of unobservable inputs (Level 3)’.

F-117	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Valuation techniques and range of unobservable inputs (Level 3)
2015	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit and loss
Debt securities	72		Price based	Price (%)	1%	115%
			Net asset value	Price (%)	15%	33%
Loans and advances	356	7	Price based	Price (%)	0%	100%
			Present value techniques	Credit spread (bps)	130	135
Structured notes		198	Price based	Price (%)	0%	111%
			Net asset value	Price (%)	33%	33%
			Option pricing model	Equity volatility (%)	10%	109%
				Equity/Equity correlation	0.6	0.9
				Equity/FX correlation	–0.5	0.3
				Dividend yield (%)	1%	5%
				Interest rate volatility (%)	n.a	n.a
			Present value techniques	Implied correlation	0.7	0.9
Derivatives
– Rates	480	602	Option pricing model	Interest rate volatility (%)	21%	93%
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread (%)	3%	3%
				Prepayment rate (%)	5%	5%
				Inflation rate (%)	2%	4%
– FX	412	359	Present value techniques	Inflation rate (%)	1%	3%
– Credit	42	50	Present value techniques	Credit spread (bps)	3	16,704
				Implied correlation	0.6	1.0
				Jump rate (%)	12%	12%
– Equity	289	222	Option pricing model	Equity volatility (%)	0%	136%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	1.0
				Dividend yield (%)	0%	13%
– Other	1		Option pricing model	Commodity volatility	17.0	82.0
				Com/Com correlation	0.3	1.0
				Com/FX correlation	–0.8	0.6
Available for sale
– Debt	63		Price based	Price (%)	0%	98%
			Present value techniques	Credit spread (bps)	204	400
				Weighted average life (yr)	1.6	3.3
– Equity	630		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	2,345	1,438

Included in the table above, are EUR 103 million Voya warrants and EUR 58 million NN Group warrants which are classified as Level 3 instruments. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’.

ING Group Annual Report on Form 20-F 2015	F-118

Notes to the Consolidated financial statements - continued

Valuation techniques and range of unobservable inputs (Level 3)
2014	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit and loss
Debt securities	161	5	Price based	Price (%)	0%	114%
			Net asset value	Price (%)	59%	101%
Loans and advances	55	12	Price based	Price (%)	0%	100%
Structured notes		323	Price based	Price (%)	0%	115%
			Net asset value	Price (%)	100%	100%
			Option pricing model	Equity volatility (%)	17%	94%
				Equity/Equity correlation	0.0	0.8
				Equity/FX correlation	–0.8	0.2
				Dividend yield (%)	0%	9%
				Interest rate volatility (%)	18%	58%
			Present value techniques	Implied correlation	0.7	0.9
Derivatives
– Rates	375	471	Option pricing model	Interest rate volatility (%)	18%	58%
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread	3%	3%
				Inflation rate (%)	1%	3%
– FX	306	258	Present value techniques	Inflation rate (%)	0%	2%
– Credit	43	45	Present value techniques	Credit spread (bps)	1	1,362
				Implied correlation	0.6	1.0
– Equity	264	221	Option pricing model	Equity volatility (%)	0%	107%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	1.0
				Dividend yield (%)	0%	23%
– Other	6	1	Option pricing model	Commodity volatility	9%	75%
				Com/Com correlation	0.0	0.9
				Com/FX correlation	–0.8	0.7
Available for sale
– Debt	78		Price based	Price (%)	3%	100%
			Present value techniques	Credit spread (bps)	97	300
– Equity	495		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	1,783	1,336

Included in the table above, are EUR 180 million Voya warrants which are classified as Level 3 instruments. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’.

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

F-119	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 31 December 2015, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level already for its IFRS-IASB valuation of fair valued financial instruments as of end of 2014, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased. Specifically for the AFS Equity positions the upward valuation uncertainty decreased.

For more detail on the valuation of fair valued instruments, refer to the section ‘Risk Management – Market risk’, paragraph Fair values of financial assets and liabilities in this document.

Valuation uncertainty in practice is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

ING Group Annual Report on Form 20-F 2015	F-120

Notes to the Consolidated financial statements - continued

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

Sensitivity analysis of Level 3 instruments
2015	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit and loss
Equity (equity derivatives, structured notes)	246
Interest rates (Rates derivatives, FX derivatives)	83
Credit (Debt securities, Loans, structured notes, credit derivatives)	39
Available-for-sale
Equity	9	14
Debt	15

	392	14

Sensitivity analysis of Level 3 instruments
2014	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit and loss
Equity (equity derivatives, structured notes)	160
Interest rates (Rates derivatives, FX derivatives)	115
Credit (Debt securities, Loans, structured notes, credit derivatives)	21
Available-for-sale
Equity	19	28
Debt	11

	326	28

Asset backed security portfolio

Fair value hierarchy of certain ABS bonds
2015	Level 1	Level 2	Level 3	Total
US Subprime RMBS		4		4
US Alt-A RMBS		32		32
CDO/CLOs			5	5
CMBS		129		129

Total	–	165	5	170

F-121	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Fair value hierarchy of certain ABS bonds
2014	Level 1	Level 2	Level 3	Total
US Subprime RMBS		14		14
US Alt-A RMBS		45		45
CDO/CLOs			12	12
CMBS		12		12

Total	–	71	12	83

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the balance sheet, but for which fair values are disclosed are determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2015	Level 1	Level 2	Level 3	Total
Financial assets
Cash and balances with central banks	21,458			21,458
Amounts due from banks	5,197	12,572	12,363	30,132
Held-to-maturity investments	5,739	1,951	165	7,855
Loans and advances to customers	4,793	16,703	526,811	548,307

	37,187	31,226	539,339	607,752
Financial liabilities
Subordinated loans	6,697		347	7,044
Debt securities in issue	56,768	21,316	43,686	121,770
Other borrowed funds	9,040	183		9,223
Amounts due to banks	7,199	19,097	8,038	34,334
Customer deposits and other funds on deposit	405,789	39,633	55,947	501,369

	485,493	80,229	108,018	673,740

In 2015, the increase in Held-to-maturity investments (Level 1) is mainly as a result of the reclassification of Government bonds (EUR 3.5 billion from Available-for-sale investments.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2014	Level 1	Level 2	Level 3	Total
Financial assets
Cash and balances with central banks	12,233			12,233
Amounts due from banks	4,605	22,744	9,871	37,220
Held-to-maturity investments	580	1,615	82	2,277
Loans and advances to customers	4,060	29,127	496,004	529,191

	21,478	53,486	505,957	580,921
Financial liabilities
Subordinated loans	6,008		685	6,693
Debt securities in issue	55,042	31,563	40,716	127,321
Other borrowed funds	11,114	101	82	11,297
Amounts due to banks	4,643	17,777	8,264	30,684
Customer deposits and other funds on deposit	387,482	41,752	55,685	484,919

	464,289	91,193	105,432	660,914

ING Group Annual Report on Form 20-F 2015	F-122

Notes to the Consolidated financial statements - continued

b) Non-financial assets and liabilities

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

Fair value of non-financial assets
2015	Estimated fair value	Balance sheet value
Real estate investments	77	77
Property in own use	982	982

	1,059	1,059

Fair value of non-financial assets
2014	Estimated fair value	Balance sheet value
Real estate investments	80	80
Property in own use	1,020	1,020

	1,100	1,100

The fair values of the non-financial assets carried at fair value were determined as follows:

Methods applied in determining fair values of non-financial assets
2015	Level 1	Level 2	Level 3	Total
Real estate investments			77	77
Property in own use			982	982

	–	–	1,059	1,059

Methods applied in determining fair values of non-financial assets
2014	Level 1	Level 2	Level 3	Total
Real estate investments			80	80
Property in own use			1,020	1,020

	–	–	1,100	1,100

Changes in Level 3 non-financial assets
2015	Real estate investments	Property in own use	Total non-financial assets
Opening balance	80	1,020	1,100
Amounts recognised in the profit and loss account during the year		–19	–19
Revaluation recognised in equity during the year		32	32
Purchase of assets		10	10
Sale of assets	–2	–60	–62
Reclassifications	–1	5	4
Exchange rate differences		–6	–6

Closing balance	77	982	1,059

F-123	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Changes in Level 3 non-financial assets
2014	Real estate investments	Property in own use	Total non-financial assets
Opening balance	1,046	1,243	2,289
Amounts recognised in the profit and loss account during the year	3	–80	–77
Revaluation recognised in equity during the year		–27	–27
Purchase of assets	322	64	386
Sale of assets	–192	–27	–219
Reclassifications	20	–26	–6
Exchange rate differences		1	1
Changes in the composition of the group and other changes	–1,119	–128	–1,247

Closing balance	80	1,020	1,100

Amounts recognised in the profit and loss account during the year (Level 3)
2015	Held at balance sheet date	Derecognised during the year	Total
Non-financial assets
Property in own use	–19		–19

	–19	–	–19

Amounts recognised in the profit and loss account during the year (Level 3)
2014	Held at balance sheet date	Derecognised during the year	Total
Non-financial assets
Real estate investments	3		3
Property in own use	–58	–22	–80

	–55	–22	–77

41 Derivatives and hedge accounting

Use of derivatives and hedge accounting

As described in the sections ‘Risk management – Credit risk and Market risk’, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The impact of ING Group’s hedging activities is to optimise the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock in the interest margin in relation to interest bearing assets and the related funding.

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

ING Group Annual Report on Form 20-F 2015	F-124

Notes to the Consolidated financial statements - continued

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

For the year ended 31 December 2015, ING Group recognised EUR 81 million (2014: EUR -140 million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR -67 million (2014: EUR 190 million) fair value changes recognised on hedged items. This resulted in EUR 14 million (2014: EUR 50 million) net accounting ineffectiveness recognised in the profit and loss account. As at 31 December 2015, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 2,513 million (2014: EUR 3,063 million), presented in the balance sheet as EUR 1,010 million (2014: EUR 1,223 million) positive fair values under assets and EUR -1,503 million (2014: EUR -1,840 million) negative fair values under liabilities.

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

For the year ended 31 December 2015, ING Group recognised EUR -65 million (2014: EUR 2,001 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. The balance of the cash flow hedge reserve in equity as at 31 December 2015 was EUR 859 million (2014: EUR 5,469 million) gross and EUR 666 million (2014: EUR 3,877 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 29 years, with the largest concentrations in the range of 4 to 5 years. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a gain of EUR 31 million (2014: EUR 35 million gain) which was recognised in the profit and loss account.

31 December 2015, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 2,513 million (2014: EUR 3,063 million), presented in the balance sheet as EUR 1,010 million (2014: EUR 1,223 million) positive fair values under assets and EUR -1,503 million (2014: EUR -1,840 million) negative fair values under liabilities.

As at 31 December 2015, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was nil (2014: nil).

F-125	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Included in Interest income and interest expense on non-trading derivatives is EUR 2,876 million (2014: EUR 2,644 million) and EUR 2,475 million (2014: EUR 2,261 million), respectively, relating to derivatives used in cash flow hedges.

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

As at 31 December 2015, the fair value of outstanding derivatives designated under net investment hedge accounting was EUR 20 million (2014: EUR 11 million), presented in the balance sheet as EUR 72 million (2014: EUR 111 million) positive fair values under assets and EUR 52 million (2014: EUR 100 million) negative fair values under liabilities.

As at 31 December 2015, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR 1,288 million (2014: EUR 1,306 million).

Accounting ineffectiveness recognised in the profit and loss account for the year ended 31 December 2015 on derivatives and non-derivatives designated under net investment hedge accounting was nil (2014: nil).

42 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet. Reference is made to the section ‘Risk Management – Funding and liquidity risk’.

Assets by contractual maturity
2015	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	21,458						21,458
Amounts due from banks	16,228	4,141	5,152	3,502	965		29,988
Financial assets at fair value through profit and loss
– trading assets	53,181	19,042	17,244	19,845	22,155		131,467
– non-trading derivatives	7	63	253	787	2,237		3,347
– designated as at fair value through profit and loss	256	963	1,112	540	363		3,234
Investments
– available-for-sale	1,187	1,532	7,622	37,648	34,577	4,434	87,000
– held-to-maturity	1	249	12	5,456	2,108		7,826
Loans and advances to customers	56,318	14,457	37,665	153,002	271,987		533,429
Intangible assets			189	378		1,000	1,567
Assets held for sale [2]						2,153	2,153
Other assets	7,025	1,802	2,714	337	1,442		13,320
Remaining assets (for which maturities are not applicable) [3]						3,066	3,066

Total assets	155,661	42,249	71,963	221,495	335,834	10,653	837,855

[1]	Includes assets on demand.
[2]	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant for ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘Maturity not applicable’.
[3]	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F 2015	F-126

Notes to the Consolidated financial statements - continued

Assets by contractual maturity
2014	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	12,233						12,233
Amounts due from banks	20,863	6,754	4,581	4,313	608		37,119
Financial assets at fair value through profit and loss
– trading assets	47,925	17,676	21,458	22,836	27,064		136,959
– non-trading derivatives	124	137	198	1,142	2,783		4,384
– designated as at fair value through profit and loss	655	580	736	449	336		2,756
Investments
– available-for-sale	1,246	3,501	6,394	38,482	43,060	2,719	95,402
– held-to-maturity	90	883	251	658	357		2,239
Loans and advances to customers	60,470	14,648	33,204	135,054	269,057		512,433
Intangible assets			191	383		1,081	1,655
Assets held for sale [2]						165,427	165,427
Other assets	6,923	1,551	3,108	951	1,433		13,966
Remaining assets (for which maturities are not applicable) [3]						3,133	3,133

Total assets	150,529	45,730	70,121	204,268	344,698	172,360	987,706

[1]	Includes assets on demand.
[2]	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant for ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘Maturity not applicable’.
[3]	Included in remaining assets for which maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

F-127	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

43 Liabilities by maturity

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

Non-financial liabilities are included based on a breakdown of the balance sheet amounts by expected maturity. Reference is made to the liquidity risk paragraph in the section ‘Risk Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

Liabilities by maturity
2015	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment[2]	Total
Subordinated loans			338			6,927		7,265
Debt securities in issue	8,772	25,308	17,133	44,228	22,927		2,921	121,289
Other borrowed funds				117	8,602		427	9,146
Amounts due to banks	14,840	1,094	2,370	11,021	4,488			33,813
Customer deposits and other funds on deposit	444,421	23,375	21,600	8,892	2,431		27	500,746
Financial liabilities at fair value through profit and loss
– other trading liabilities	35,168	6,806	800	1,645	2,703		782	47,904
– trading derivatives	2,471	2,580	7,983	16,314	17,232		–5,677	40,903
– non-trading derivatives	431	129	808	2,151	134		604	4,257
– designated as at fair value through profit and loss	207	452	1,374	4,835	6,089		–341	12,616

Financial liabilities	506,310	59,744	52,406	89,203	64,606	6,927	–1,257	777,939
Liabilities held for sale [3]
Other liabilities	6,815	2,030	4,591	730	140			14,306

Non-financial liabilities	6,815	2,030	4,591	730	140	–	–	14,306

Total liabilities	513,125	61,774	56,997	89,933	64,746	6,927	–1,257	792,245

Coupon interest due on financial liabilities [4]	3,033	1,482	4,595	13,892	8,798			31,800

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant for ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘Maturity not applicable’.
[4]	As of 2015, Coupon interest due on financial liabilities no longer includes coupon interest due on perpetual loans.

ING Group Annual Report on Form 20-F 2015	F-128

Notes to the Consolidated financial statements - continued

Liabilities by maturity
2014	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable[4]	Adjustment[2]	Total
Subordinated loans			338	338		6,185		6,861
Debt securities in issue	3,304	26,487	23,809	43,971	25,297		3,484	126,352
Other borrowed funds			889	860	9,060		488	11,297
Amounts due to banks	15,058	1,984	1,490	7,180	4,287			29,999
Customer deposits and other funds on deposit	424,283	27,995	23,806	5,344	2,405		38	483,871
Financial liabilities at fair value through profit and loss
– other trading liabilities	33,361	6,746	2,503	1,789	3,492		1,181	49,072
– trading derivatives	3,330	3,300	8,119	18,897	18,796		–4,423	48,019
– non-trading derivatives	156	171	1,101	3,283	1,975		–646	6,040
– designated as at fair value through profit and loss	368	549	1,250	5,110	5,979		295	13,551

Financial liabilities	479,860	67,232	63,305	86,772	71,291	6,185	417	775,062
Liabilities held for sale [3]						142,106		142,106
Other liabilities [4]	6,825	1,960	4,365	1,393	133	261		14,937

Non-financial liabilities	6,825	1,960	4,365	1,393	133	142,367	–	157,043

Total liabilities	486,685	69,192	67,670	88,165	71,424	148,552	417	932,105
Coupon interest due on financial liabilities [5]	976	1,139	4,155	11,874	7,917			26,061

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. For these assets and liabilities, the underlying contractual maturities are no longer relevant for ING. For businesses for which a binding sale agreement exists, all related assets and liabilities held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets and liabilities held for sale are included in ‘Maturity not applicable’.
[4]	Other liabilities is adjusted by EUR 920 million as a result of the change in the accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction.
[5]	As of 2015, Coupon interest due on financial liabilities no longer includes coupon interest due on perpetual loans. Comparative amounts are adjusted accordingly.

44 Assets not freely disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from De Nederlandsche Bank (the Dutch Central Bank) and other banks and serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable [1]

	2015	2014
Investments	726	723
Financial assets at fair value through profit and loss	550
Loans and advances to customers	74,506	71,637
Banks
– Cash and balances with central banks	1,899	3,588
– Amounts due from banks	7,806	6,967
Other assets	675	767

	86,162	83,682

[1]	Excludes assets classified as held for sale (2015: NN Group; 2014: mainly NN Group with remainder Voya and ING Vysya)

F-129	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2015, the minimum mandatory reserve deposits with various central banks amount to EUR 8,922 million (2014: EUR 8,185 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 53 billion (2014: EUR 52 billion), in Germany to EUR 13 billion (2014: EUR 13 billion), in Belgium EUR 5 billion (2014: EUR 4 billion) and in Australia to EUR 3 billion (2014: EUR 3 billion).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 45 ‘Transfer of financial assets’.

45 Transfer of financial assets

The majority of ING’s financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 51 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2015	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Amounts due from banks				18
Financial assets at fair value through profit and loss			4,339	7,892
Investments				2,502
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a
Customer deposits and other funds on deposit	n.a	n.a
Financial liabilities at fair value through profit and loss			4,384	3,966

The table above includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2014	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Financial assets at fair value through profit and loss	2,202	22	6,465	3,684
Investments				3,594
Associated liabilities at carrying amount
Amounts due to banks	n.a	n.a
Customer deposits and other funds on deposit	n.a	n.a
Financial liabilities at fair value through profit and loss	2,202	22	6,414	6,422

Included in the tables above, are the carrying amounts of transferred assets under repurchase agreements and securities lending that do not qualify for derecognition.

The tables above do not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated balance sheet.

ING Group Annual Report on Form 20-F 2015	F-130

Notes to the Consolidated financial statements - continued

Transfer of financial assets that qualified for derecognition

In 2014, ING sold financial assets (mortgages) for an amount of approximately EUR 990 million in the Australian market. The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. This equated to a profit of EUR 17.5 million. Following this transfer, ING continues to have an on-going involvement in the transferred assets as servicer of the transferred assets for a term of four years.

In 2013, ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of ongoing involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2015 amounted to EUR 1.3 million (2014: EUR 33.7 million); fair value changes on this swap recognised in the profit and loss account in 2015 were EUR –32.4 million (2014: EUR 28.6 million). Fee income recognised in the profit and loss account in 2015 amounted to nil (2014: EUR 0.5 million).

46 Offsetting financial assets and liabilities

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

F-131	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2015		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash and financial instruments received as collateral	Net amount
Balance sheet line item	Financial instrument
Amounts due from banks	Reverse repurchase, securities borrowing and similar agreements	151		151		151
	Other	3	–3

		154	–3	151	–	151	–
Financial assets at fair value through profit and loss
Trading assets	Derivatives	28,362	–815	27,547	25,204	104	2,239
	Reverse repurchase, securities borrowing and similar agreements	65,854	–22,569	43,285	242	31,260	11,783

		94,216	–23,384	70,832	25,446	31,364	14,022
Non-trading derivatives	Derivatives	70,226	–67,843	2,383	2,138	–3	248

		70,226	–67,843	2,383	2,138	–3	248
Loans and advances to customers	Reverse repurchase, securities borrowing and similar agreements	74		74	74
	Other	172,530	–166,337	6,193		397	5,796

		172,604	–166,337	6,267	74	397	5,796
Other items where offsetting is applied in the balance sheet		3,576	–3,477	99	4		95
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–7,104	3,791	3,313

		–	–	–	–7,104	3,791	3,313

Total financial assets		340,776	–261,044	79,732	20,558	35,700	23,474

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

ING Group Annual Report on Form 20-F 2015	F-132

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2014		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash and financial instruments received as collateral	Net amount
Balance sheet line item	Financial instrument
Amounts due from banks	Reverse repurchase, securities borrowing and similar agreements	3,061		3,061	313	2,733	15
	Other	4	–3	1			1

		3,065	–3	3,062	313	2,733	16
Financial assets at fair value through profit and loss
Trading assets	Derivatives	31,459	–907	30,552	26,359	1,644	2,549
	Reverse repurchase, securities borrowing and similar agreements	58,676	–18,860	39,816	543	30,395	8,878
	Other	1,905	–3	1,902			1,902

		92,040	–19,770	72,270	26,902	32,039	13,329
Non-trading derivatives	Derivatives	87,457	–85,024	2,433	2,159		274

		87,457	–85,024	2,433	2,159	–	274
Loans and advances to customers	Reverse repurchase, securities borrowing and similar agreements	925		925	300	625
	Other	195,489	–188,629	6,860	1	657	6,202

		196,414	–188,629	7,785	301	1,282	6,202
Other items where offsetting is applied in the balance sheet		4,230	–4,002	228	52		176
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–7,656	2,838	4,818
	Other				–15		15

		–	–	–	–7,671	2,838	4,833

Total financial assets		383,206	–297,428	85,778	22,056	38,892	24,830

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

F-133	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2015		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Balance sheet line item	Financial instrument
Amounts due to banks	Repurchase, securities lending and similar agreements	678		678		677	1
	Other	3	–3

		681	–3	678	–	677	1
Customer deposits and other funds on deposit	Repurchase, securities lending and similar agreements	301		301	74	227
	Corporate deposits	14,761	–10,486	4,275			4,275
	Other	166,768	–155,851	10,917			10,917

		181,830	–166,337	15,493	74	227	15,192
Financial liabilities at fair value through profit and loss
Trading liabilities	Derivatives	31,317	–930	30,387	30,153	104	130
	Repurchase, securities lending and similar agreements	53,508	–22,569	30,939	242	18,436	12,261

		84,825	–23,499	61,326	30,395	18,540	12,391
Non-trading derivatives	Derivatives	72,562	–69,031	3,531	3,307	–236	460
Other items where offsetting is applied in the balance sheet		2,201	–2,174	27	25		2
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–13,231	7,457	5,774
	Other				–12		12

		–	–	–	–13,243	7,457	5,786

Total financial liabilities		342,099	–261,044	81,055	20,558	26,665	33,832

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

ING Group Annual Report on Form 20-F 2015	F-134

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the balance sheet
2014		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Balance sheet line item	Financial instrument
Amounts due to banks	Repurchase, securities lending and similar agreements	676		676	313	363
	Other	4	–3	1			1

		680	–3	677	313	363	1
Customer deposits and other funds on deposit	Repurchase, securities lending and similar agreements	326		326	300	26
	Corporate deposits	24,242	–20,450	3,792			3,792
	Other	180,250	–168,179	12,071		104	11,967

		204,818	–188,629	16,189	300	130	15,759
Financial liabilities at fair value through profit and loss
Trading liabilities	Derivatives	33,568	–1,429	32,139	30,927	1,078	134
	Repurchase, securities lending and similar agreements	50,543	–18,860	31,683	543	20,374	10,766
	Other	3	–3

		84,114	–20,292	63,822	31,470	21,452	10,900
Non-trading derivatives	Derivatives	90,593	–87,154	3,439	3,013	249	177
Other items where offsetting is applied in the balance sheet		1,501	–1,350	151	113		38
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–13,146	6,335	6,811
	Other				–7		7

		–	–	–	–13,153	6,335	6,818

Total financial liabilities		381,706	–297,428	84,278	22,056	28,529	33,693

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different balance sheet line items.

F-135	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

47 Contingent liabilities and commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
2015 [1]	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– guarantees	16,813	494	465	1,121	3,736		22,629
– irrevocable letters of credit	7,447	2,065	1,393	251	6		11,162
– other	244						244

	24,504	2,559	1,858	1,372	3,742	–	34,035
Guarantees issued by ING Groep N.V.					436		436
Irrevocable facilities	49,133	1,458	6,407	36,255	5,125		98,378

	73,637	4,017	8,265	37,627	9,303	–	132,849

[1]	Excludes commitments and contingent liabilities related to assets classified as held for sale, being NN Group.

Contingent liabilities and commitments
2014 [1]	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– guarantees	16,433	557	698	981	3,728		22,397
– irrevocable letters of credit	6,627	3,856	1,356	333	6		12,178
– other	364	12	40	8			424

	23,424	4,425	2,094	1,322	3,734	–	34,999
Guarantees issued by ING Groep N.V.					417		417
Irrevocable facilities	39,370	7,673	5,090	25,328	4,884		82,345

	62,794	12,098	7,184	26,650	9,035	–	117,761

[1]	Excludes commitments and contingent liabilities related to businesses classified as held for sale, mainly NN Group with remainder related to Voya and ING Vysya.

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

ING Group Annual Report on Form 20-F 2015	F-136

Notes to the Consolidated financial statements - continued

Reference is made to Parent company annual accounts – Notes to the parent company annual accounts, Note 7 ‘Other’ for further information on Guarantees issued by ING Groep N.V.

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

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts [1]
	2015	2014
2015		281
2016	310	169
2017	160	117
2018	143	94
2019	122	80
Years after 2019 and 2018 respectively	513	304

[1]	Excludes future rental commitments related to businesses classified as held for sale. In 2015, NN Group (2014: mainly NN Group with remainder related to Voya and ING Vysya).

48 Legal proceedings

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that some of the proceedings set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the Company.

Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation was filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The District Court has dismissed all claims related to the 2007 and 2008 offerings. The plaintiffs appealed that decision relating to the 2008 offering. The appellate court affirmed the District Court’s decision dismissing all claims. The plaintiffs then filed an appeal with the U.S. Supreme Court. The U.S. Supreme Court in March 2015 vacated the judgement of the Second Circuit; the case was remanded back to the District Court. In August 2015, the District Court dismissed all remaining claims. No appeal has been filed, therefore the District Court decision has become final.

A complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (‘Villoldo’). Villoldo holds two judgements against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgements remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuba assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. In July 2015 the New York District Court dismissed all claims with prejudice. Villoldo has filed a notice of appeal, indicating that they are challenging the New York District Court’s order dismissing the case. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

F-137	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

ING Bank Turkey has received various claims from (former) customers of legal predecessors of ING Bank Turkey. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (SDIF) prior to the acquisition of ING Bank Turkey in 2007 from Oyak. SDIF has also filed various lawsuits against ING Bank Turkey to claim compensation from ING Bank Turkey, with respect to amounts paid out to offshore account holders so far. ING Bank N.V. has initiated an arbitration procedure against OYAK in which ING Bank seeks to be held harmless for these claims. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

In the state aid related proceedings between the EC, the Dutch State and ING before the European Union Courts, the Court of Justice rendered a final judgement on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012. As earlier agreed in November 2012 between ING, the Dutch State and the EC, the outcome of this appeal will not affect the EC approval of ING’s Amended Restructuring Plan. However, if ING does not fulfill any divestment commitment or does not meet any of the so called ‘2015 NN Bank-related commitments’, or in case of other material non-compliance with the Restructuring Plan, the Dutch State will re-notify the recapitalisation measure to the EC. In such event the EC may open a (legal) procedure against ING, require additional restructuring measures and/or take enforcement actions.

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

In July 2011, the Interest Group ING General Managers’ Pensions (Belangenvereniging ING Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions directly insured with Nationale-Nederlanden in 2010 and 2011. This claim was rejected by the District Court of Amsterdam on 22 October 2012. Appeal against this District Court decision was rejected by the Amsterdam Court of Appeal on 28 July 2015 which became final on 28 October 2015.

A number of retired employees of ING Belgium have initiated legal proceedings against ASCEL (a non-profit organisation established by ING Belgium that provided, amongst others, medical insurance coverage to current and retired employees till the beginning of 2015) and ING Belgium following the decision to externalise this medical insurance coverage which resulted in an increase of premium. Following a summary proceedings in which the initial claim of the retired employees was rejected, proceedings at the Court of first instance has been initiated aiming to either uphold the former insurance coverage or reimburse the increase of premium. At this moment it is not practicable to provide an estimate of the (potential) financial impact of such proceedings.

ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, a.o. alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. As requested by the Netherlands Authority for the Financial Markets (‘AFM’) ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks may have to re-assess certain client files, potentially including derivative contracts that were terminated prior to April 2014 or other client files. Discussions with the AFM on the re-assessment are ongoing. Although the outcome of the pending litigation and similar cases that may be brought in the future, is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. A provision has been taken on a best estimate basis. However, the aggregate financial impact of the current and future litigation as well as the potential (re-)assessment of files following discussion with the AFM could become material.

ING Group Annual Report on Form 20-F 2015	F-138

Notes to the Consolidated financial statements - continued

49 Companies and business acquired and divested

Acquisitions effective in 2015

There were no significant acquisitions in 2015.

Divestments effective in 2015

NN Group

A number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group to 25.75% from 68.14% at 31 December 2014. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 30 ‘Discontinued operations and Note 54 ‘Other events’.

Other

For details on the transactions in 2015 with regard to ING’s interest in ING Vysya, reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 7 ‘Investments in associates and joint ventures’, Note 52 ‘Related parties’ and Note 54 ‘Other events’.

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

Asia - Joint venture ING-BOB Life

In July 2013, the 50% interest in the Chinese insurance joint venture ING-BOB Life Insurance Company was agreed to be sold to BNP Paribas Cardif, the insurance arm of BNP Paribas. The transaction closed on 30 December 2014 and did not have a significant impact on the NN Group or ING Group results.

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and was accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 54 ‘Other events’.

NN Group

Following the IPO of NN Group in July 2014, ING Group’s stake reduced to 68.14%. As from 30 September 2014, NN Group was presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 54 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

Other

For details on the transactions in 2014 with regard to ING’s interest in ING Vysya reference is made to Note 54 ‘Other events’.

For details on transactions with regard to ING’s divestments in SulAmérica S.A., reference is made to Note 5 ‘Investments’ and Note 7 ‘Investments in associates and joint ventures’.

F-139	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Most significant companies divested in 2015 and 2014 1

	2015	2014
	NN Group	Voya
General
Primary line of business	Insurance	Insurance
Sales proceeds
Cash proceeds [2]	1,148	950
Investment retained in NN Group and Voya respectively [3]	3,612	2,914

Sales proceeds	4,760	3,864
Assets
Cash and cash equivalents	9,238	1,901
Financial assets at fair value through profit and loss	46,425	79,339
Available-for-sale investments	76,529	54,250
Loans and advances to customers	28,617	8,245
Reinsurance contracts	266	4,359
Intangible assets	177	727
Deferred acquisition costs	1,509	4,211
Miscellaneous other assets	6,204	2,667
Liabilities
Insurance and investment contracts	121,721	135,971
Financial liabilities at fair value through profit and loss	2,105	2,280
Miscellaneous other liabilities	24,135	7,288

Net assets	21,004	10,160
% disposed [3]	54.8%	56.5%

Net assets disposed	11,510	5,740
Loss on disposal [4,5]	–1,185	–2,005

[1]	This table includes the disposal transactions that resulted in the loss of control of NN Group and Voya which took place in May 2015 and March 2014 respectively. Reference is made to Note 54 ‘Other events’ for the earlier and subsequent transactions related to NN Group and Voya.
[2]	Cash outflow/inflow on group companies in the cash flow statement includes, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
[3]	IFRS-IASB requires the derecognition of the subsidiary and the recognition of the respective retained investments in NN Group of 42.43% and Voya of 43.2% at the fair value on the date of disposal.
[4]	The gain/loss on disposal comprises the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
[5]	The portion of the loss attributable to measuring the retained investment in NN Group and Voya at its fair value amounted to EUR –5,412 million and EUR –1,467 million respectively.

Acquisitions effective in 2013

There were no significant acquisitions in 2013.

Divestments effective in 2013

Voya

In May 2013, Voya was successfully listed on the NYSE reducing ING’s ownership interest from 100% to approximately 71.2%. In October 2013, the sale of a second tranche further reduced ING Group’s interest in Voya to approximately 56.5%. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-140

Notes to the Consolidated financial statements - continued

Asia - Joint venture China Merchants Fund

In October 2012, ING reached an agreement to sell its 33.3% stake in China Merchants Fund, an investment management joint venture, to its joint venture partners China Merchants Bank Co. Ltd. and China Merchants Securities Co. Ltd. Under the terms agreed, ING received a total cash consideration of EUR 98 million. The transaction realised a net gain of EUR 59 million which was recognised in 2013. The transaction closed on 3 December 2013.

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

ING’s mortgage business in Mexico

In June 2013, ING reached an agreement to sell ING Hipotecaria, its mortgage business in Mexico, to Banco Santander (México) S.A. This announcement did not affect ING’s Wholesale (formerly named Commercial) Banking activities in Mexico. This transaction resulted in a net loss of EUR 64 million which was recognised in 2013. The transaction closed on 29 November 2013.

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

F-141	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Most significant companies divested in 2013
	ING Direct UK	Hong Kong Macau and Thailand	ING Life Korea	Total
General
Primary line of business	Bank	Insurance	Insurance
Sales proceeds
Cash proceeds [1]	–7,186	1,630	1,235	–4,321

Sales proceeds	–7,186	1,630	1,235	–4,321
Assets
Cash and cash equivalents	290	103	171	564
Financial assets at fair value through profit and loss		763	4,292	5,055
Available-for-sale investments		3,503	9,874	13,377
Loans and advances to customers	6,437	163	1,523	8,123
Reinsurance contracts		70	17	87
Intangible assets		66	32	98
Deferred acquisition costs		601	1,848	2,449
Miscellaneous other assets	24	162	396	582
Liabilities
Insurance and investment contracts		4,329	15,034	19,363
Financial liabilities at fair value through profit and loss		1	7	8
Customer deposits and other funds on deposit	13,701			13,701
Miscellaneous other liabilities	32	230	729	991

Net assets	–6,982	871	2,383	–3,728
% disposed	100%	100%	100%

Net assets disposed	–6,982	871	2,383	–3,728
Gain/loss on disposal [2]	–250	944	–989	–295

[1]	Cash outflow/inflow on group companies in the cash flow statement included, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
[2]	The gain/loss on disposal comprised the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

50 Principal subsidiaries

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

ING Group Annual Report on Form 20-F 2015	F-142

Notes to the Consolidated financial statements - continued

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Companies
		Proportion of ownership and interest held by the Group
		2015	2014
Subsidiary	Country
ING Bank N.V.	The Netherlands	100%	100%
Bank Mendes Gans N.V.	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	The Netherlands	100%	100%
ING Corporate Investments B.V.	The Netherlands	100%	100%
ING Real Estate B.V.	The Netherlands	100%	100%
ING België N.V.	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg	100%	100%
ING-DiBa A.G.	Germany	100%	100%
ING Bank Slaski S.A.	Poland	75%	75%
ING Financial Holdings Corporation	United States of America	100%	100%
ING Bank A.S.	Turkey	100%	100%
ING Bank (Australia) Ltd	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Russia	100%	100%

NN Group N.V.

In 2014, NN Group was classified as held for sale and discontinued operations. In 2015, a number of divestment transactions reduced ING Group’s interest in NN Group from 68.14% (as at 31 December 2014) to 25.75% as at 31 December 2015, resulting in ING Group losing control over NN Group. NN Group was deconsolidated at the end of May 2015. NN Group N.V. has its statutory place of incorporation in The Netherlands and is the holding company of a number of subsidiaries in various jurisdictions. Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 30 ‘Discontinued operations’ and Note 54 ‘Other events’.

51 Structured entities

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

The structured entities over which ING can exercise control are consolidated. ING may provide support to these consolidated structured entities as and when appropriate. However, this is fully reflected in the consolidated financial statements of ING Group as all assets and liabilities of these entities are included and off-balance sheet commitments are disclosed.

ING’s activities involving structured entities are explained below in the following categories:

1 Consolidated ING originated Liquidity management securitisation programmes (‘Lions’);

2 Consolidated ING originated Covered bond programme (‘CBC’);

3 Consolidated ING sponsored Securitisation programme (‘Mont Blanc’);

4 Unconsolidated Securitisation programme;

5 Other structured entities.

Credit management securitisation programmes, previously entered into by ING Group, were unwound between 2012 and 2014. The last programme ended in 2014 on the scheduled termination date. As at 31 December 2014, there were no remaining Credit management securitisation programmes.

F-143	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

1. Consolidated ING originated Liquidity management securitisation programmes (Lions)

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

ING Bank originated various securitisations with, at 31 December 2015 approximately EUR 78.5 billion (2014: EUR 74 billion) of AAA rated notes and subordinated notes, of which approximately EUR 7.4 billion (2014: EUR 5.6 billion) are held by third parties. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated balance sheet and profit and loss.

In 2015, there are no minority interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 7.4 billion (2014: EUR 4.8 billion) which are funded by third parties.

2. Consolidated ING originated Covered bond programme (‘CBC’)

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

Covered bond programme
	Fair value pledged mortgage loans		Cash balance structured entity
	2015	2014	2015	2014
ING Covered Bond Company B.V. (‘CBC’)	43,684	42,157	754

	43,684	42,157	754	–

In general, the third-party investors in securities issued by the structured entity have recourse only to the assets of the entity and not to the assets of ING Group.

3. Consolidated ING sponsored Securitisation programme (‘Mont Blanc’)

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

The liquidity facilities, including programme wide enhancements, provided to Mont Blanc are EUR 1,072 million (2014: EUR 1,143 million). The drawn liquidity amount is EUR 276 million as at 31 December 2015 (2014: nil).

ING Group Annual Report on Form 20-F 2015	F-144

Notes to the Consolidated financial statements - continued

The normal non-structured standby liquidity facilities and the structured facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

4. Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s balance sheet. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2015 amounted to EUR 1.3 million (2014: EUR 33.7 million); fair value changes on this swap recognised in the profit and loss account in 2015 were EUR –32.4 million (2014: EUR 28.6 million). Fee income recognised in the profit and loss account in 2015 amounted to nil (2014: EUR 0.5 million).

5. Other structured entities

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

52 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, amongst others, its subsidiaries, associates, joint ventures, key management personnel and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Subsidiaries

Transactions with ING Group’s main subsidiaries
	ING Bank N.V.		NN Group N.V.
	2015	2014	2015 [1]	2014
Assets	15,608	9,944		1,223
Liabilities	286	133		17
Income received	297	507	28	57
Expenses paid		162	8

[1]	Transactions with NN Group until deconsolidation at the end of May 2015.

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 50 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation. Disclosed in the table above, are transactions with ING’s main subsidiaries, ING Bank N.V. and NN Group N.V.

In 2015, a number of divestment transactions reduced ING Group’s interest in NN Group, resulting in ING Group losing control over NN Group. NN Group was deconsolidated at the end of May 2015 and accounted for as an Investment in associate held for sale. For further information on transactions with NN Group, reference is made to Associates and joint ventures below and Note 54 ‘Other events’.

Assets from ING Bank N.V. and NN Group N.V. mainly comprise long-term funding. Liabilities to ING Bank N.V. mainly comprise short-term deposits.

F-145	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
	2015	2014	2015	2014
Assets	2,629	2	5
Liabilities	616	38		4
Off-balance sheet commitments	66
Income received	–199

Assets to Associates include Subordinated loans receivable from NN Group N.V. amounting to EUR 823 million (2014: EUR 823 million). Assets, liabilities, commitments and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business except for the following transactions.

NN Group was deconsolidated from ING Group at the end of May 2015 and accounted for as an Investment in associate held for sale. Included in off-balance sheet commitments, is a EUR 63 million facility to NN Bank which allows NN Bank an unconditional right to draw down additional Tier 1 capital at prevailing market terms, until 31 December 2018. Reference is made to Note 54 ‘Other events’.

In April 2015, the merger between ING Vysya and Kotak was completed and the legal entity ING Vysya Bank ceased to exist. As a result of this transaction, ING holds a stake of 6.5% in the combined company, which operates under the Kotak brand. ING Vysya is no longer a related party of ING Group. Reference is made Note 5 ‘Investments’, Note 7 ‘Investments in associates and joint ventures’, Note 11 ‘Assets and liabilities held for sale’ and Note 54 ‘Other events’.

During 2013, due to the partial transfer of WestlandUtrecht Bank, certain assets and liabilities were transferred from ING Bank to NN Group. Reference is made to Note 53 ‘Transaction with the Dutch State and the European Commission Restructuring Plan’. In addition, during 2015, 2014 and 2013 a further EUR 1.7 billion, EUR 1.2 billion and EUR 4.2 billion respectively Dutch mortgages were transferred from WestlandUtrecht Bank to NN Group. The transfers were made at an arm’s length price.

On 20 December 2012, NN Group entered into a Financial Collateral Pledge Agreement with ING Bank (all obligations expired on 20 March 2014), by which a right of pledge was created in favour of NN Group on certain securities of ING Bank. The pledge served as security for the duly repayment of the cash deposits that NN Group placed with ING Bank.

Nationale-Nederlanden Bank entered into a service agreement with WestlandUtrecht Bank and RVS Hypotheekbank N.V. on 1 July 2013, for providing certain management services in relation to a housing mortgage loan portfolio of WestlandUtrecht Bank.

Key management personnel compensation

Transactions with key management personnel (Executive Board, Management Boards and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report included in the annual report. The relevant sections of the remuneration report therefore form part of the annual accounts. For post-employment benefit plans, reference is made to Note 38 ‘Pension and other post-employment benefits’.

In 2015, ‘Management Boards’ includes the Management Board of ING Bank N.V. (‘ING Bank’). In 2014, ‘Management Boards’ included the Management Boards of ING Bank N.V. (‘ING Bank’) and NN Group N.V. (‘NN Group’). The members of these Management Boards are considered to be key management personnel and their compensation is therefore included in the tables below.

In 2015 and 2014, three members of the Executive Board of ING Groep N.V. were also members of the Management Board of ING Bank.

Following the IPO of NN Group N.V. in July 2014, three Members of the Executive Board of ING Groep N.V. became members of the Supervisory Board of NN Group N.V. and were no longer members of the Management Board of NN Group N.V. In 2015, following the divestment transactions in shares of NN Group, ING’s nomination rights for the Supervisory Board of NN Group N.V. were terminated. As of 6 October 2015, Ralph Hamers and as of 14 December 2015, Wilfred Nagel and Patrick Flynn stepped down from the Supervisory Board of NN Group N.V. Reference is made to Note 54 ‘Other events’.

ING Group Annual Report on Form 20-F 2015	F-146

Notes to the Consolidated financial statements - continued

Key management personnel compensation (Executive Board and Management Board)
2015 in EUR thousands	Executive Board of ING Groep N.V. [1]	Management Board of ING Bank [1,2,3]	Total
Fixed Compensation
– Base salary	3,990	3,505	7,495
– Collective fixed allowances [5]	1,115	1,045	2,160
– Pension costs	75	90	165
Variable compensation
– Upfront cash		390	390
– Upfront shares	254	466	720
– Deferred cash		585	585
– Deferred shares	382	698	1,080
– Other [4]		830	830

Total compensation	5,816	7,609	13,425

[1]	Includes their compensation earned in the capacity as Board members.
[2]	Excluding members that are also members of the Executive Board of ING Groep N.V.
[3]	In 2015 one new member joined.
[4]	In addition to compensation in the capacity as Board member, the new Management Board member received a ‘sign on award’ with a total value of EUR 830,000 at the grant date, consisting for 50% of a cash amount and for 50% of shares. The award vests in the years 2015 - 2018, of which EUR 332,000 in 2015 and EUR 498,000 in the years 2016 - 2018.
[5]	The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 100,000.

Key management personnel compensation (Executive Board and Management Boards)
2014 in EUR thousands	Executive Board of ING Groep N.V. [1]	Management Board of ING Bank [1,2,3,4]	Management Board of NN Group [1,2,4,5,6]	Total
Fixed Compensation
– Base salary	2,814	3,480	3,529	9,823
– Pension costs	575	920	734	2,229
– Severance benefits		765		765
Variable compensation
– Upfront cash		544	557	1,101
– Upfront shares		544	557	1,101
– Deferred cash		816	723	1,539
– Deferred shares		816	835	1,651
– Other			113	113

Total compensation	3,389	7,885	7,048	18,322

[1]	Includes their compensation earned in the capacity as Board members.
[2]	Excluding members that are also members of the Executive Board of ING Groep N.V.
[3]	In 2014, two members stepped down from the Management Board of ING Bank and one new member joined.
[4]	Next to compensation in the capacity as a Board member, two of the new Management Board members received a ‘sign on award’ which consisted of a cash amount and shares with a total value of EUR 525,000 (in total for both Board members) at the grant date. The awards vest in the years 2014 - 2017, of which EUR 100,000 in 2014 and EUR 425,000 in the years 2015 - 2017.
[5]	In 2014, the compensation of the Management Board NN Group reflected the extension of the Board by two members who were appointed following the IPO of NN Group and one new member who was appointed to the Management Board NN Group on 1 August 2014.
[6]	One of the Board members received an award in a deferred investment in funds that are managed by the respective business.

Key management personnel compensation (Supervisory Board)

in EUR thousands	2015	2014
Total compensation	835	971

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2015 and 2014.

F-147	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Loans and advances to key management personnel
	Amount outstanding 31 December		Average interest rate		Repayments
in EUR thousands	2015	2014	2015	2014	2015	2014
Executive Board members	2,999	2,999	2.4%	2.4%	0	348
Management Board members of ING Bank and NN Group [1]	532	1,075	2.6%	4.1%	68	130
Supervisory Board members	0	0

Total	3,531	4,074			68	478

[1]	2015: Includes Loans and advances to Management Board members of ING Bank only (2014: Includes Loans and advances to Management Board members of both ING Bank and NN Group).

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Groep N.V. amounted to 116,146 as at 31 December 2015 (2014: 165,506) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank amounted to 216,568 as at 31 December 2015 (2014: 587,786 held by Management Board members of ING Bank and NN Group). As at 31 December 2015, members of the Supervisory Board held 319,848 stock options on ING Groep N.V. shares (2014: 389,390). As at 31 December 2015, members of the Executive Board held 244,973 ING Groep N.V. shares (2014: 210,551) and members of the Management Boards of ING Bank held 216,211 ING Groep N.V. shares (2014: 442,906 held by Management Board members of ING Bank and NN Group). As at 31 December 2015, members of the Supervisory Board held 172,734 ING Groep N.V. shares (2014: 168,263).

Key management personnel compensation is generally included in Staff expenses in the profit and loss account, except for key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

Remuneration of the Executive Board and Management Board Bank is recognised in the profit and loss account in Staff expenses as part of Total expenses. Remuneration in respect of NN Group is reflected in Net result from discontinued operations and does not impact the Total expenses. The total remuneration of the Executive Board and Management Board Bank as disclosed in the table above includes all variable remuneration related to the performance year 2015. Under IFRS-IASB, certain components of variable remuneration are not recognised in the profit and loss account directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2015 and included in Total expenses in 2015, relating to the fixed expenses of 2015 and the vesting of variable remuneration of earlier performance years, is EUR 11.6 million. Total compensation of the Supervisory- and Management Boards of NN Group, for the period until deconsolidation at the end of May 2015, amounted to EUR 3.0 million. These amounts are included in the profit and loss account of ING Group in the line item ‘Net result from discontinued operations’.

Relationship agreement and other agreements NN Group N.V.

In 2014, in connection with the initial public offering of NN Group N.V., ING Groep N.V. and NN Group N.V. entered into a Relationship Agreement. The Relationship Agreement contains certain arrangements regarding the continuing relationship between ING Groep N.V. and NN Group N.V. In addition, ING Groep N.V. entered into several other agreements with NN Group N.V. such as a transitional intellectual property license agreement, a joinder agreement, an equity administration agreement and an indemnification and allocation agreement.

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

ING Group Annual Report on Form 20-F 2015	F-148

Notes to the Consolidated financial statements - continued

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

The Shareholder agreement has been terminated as of March 2015 (when ING Group first ceased to beneficially own 18.9% (45.6 million) of the outstanding Common Stock of Voya); some provisions thereof, have survived such termination.

The Transitional intellectual property license agreement has been terminated as of 31 October 2015, provided the extension granted to three Voya entities that are in the process of discontinuity and liquidation, the right to retain the ‘ING’ name in their respective names, for a maximum period of five years until 31 October 2020.

53 Transactions with the Dutch State and the European Commission Restructuring Plan

Following a number of transactions in 2008 and 2009, the Dutch State was a related party of ING Group. During 2014 these transactions were completed. As per 8 November 2014, the Dutch state is no longer a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and at arm’s length.

In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which and were in place until the Illiquid Assets Back-up Facility was unwound. The last State Nominee remained in office until 12 May 2014.

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

The valuation method of the 20% Alt-A securities in the IFRS-IASB balance sheet is not impacted by the IABF. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-IASB is disclosed in Note 40 ‘Fair value of assets and liabilities’.

F-149	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In connection with the sale of ING Direct USA, ING reached an agreement with the Dutch State to adjust the structure of the IABF. This adjustment served to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State and became effective at the closing of the sale in February 2012. Under the terms of the original transaction ING Direct USA held on its balance the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch State regarding the performance of the portfolio.

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

ING Group Annual Report on Form 20-F 2015	F-150

Notes to the Consolidated financial statements - continued

Repayment non-voting equity shares

On 7 November 2014, ING Group made the final repayment on the core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including this final payment, the total amount paid to the Dutch State was EUR 13.5 billion and resulted in an annualised return of 12.7% for the Dutch State. Information on the repayments is included in the table below.

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

European Commission Restructuring Plan

In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. By decision of 18 November 2009, the European Commission, formally approved the Restructuring Plan. The main elements of the Restructuring Plan as announced on 26 October 2009, were as follows:

•	Elimination of double leverage and significant reduction of ING’s balance sheet (with 45%);

•	Divestment of all Insurance and Investment Management activities;

•	Divestment of ING Direct USA;

•	Creation of a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, needed to be divested; and

•	Restriction to be a price leader in any EU country for certain retail and SME banking products and restriction to acquire financial institutions or other businesses insofar this would delay the repayment of the non-voting equity securities.

It was agreed that these restrictions would apply for the shorter period of three years or until the non-voting equity securities have been repaid in full to the Dutch State:

•	An agreement with the Dutch State to alter the repayment terms of 50% of the non-voting equity securities;

•	Repayment of EUR 5 billion of the non-voting equity securities issued in November 2008 to the Dutch State;

•	Additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission will have to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-Up Facility which resulted in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009;

•	Launch of a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the non-voting equity securities and a mitigation of the capital impact of the additional Illiquid Assets Back-up Facility payment as part of the overall agreement with the European Commission to the Dutch State of EUR 1.3 billion;

•	Repayment of the non-voting equity securities (core Tier 1 securities) issued to the Dutch state with a return of at least 10% per annum. The EC could impose additional behavioural constraints in the event that the return was lower;

•	Restrictions on the calling of Tier 2 capital and Tier 1 hybrids, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING had fully repaid the non-voting equity securities (core Tier 1 securities) to the Dutch State (including the relevant accrued interest of core Tier 1 coupons and exit premium fees); and

•	Execution of the Restructuring Plan before the end of 2013;

Amendments to the Restructuring Plan in 2012

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

F-151	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Under the amendments announced in 2012, the ultimate dates for divesting the insurance and investment management businesses changed as follows:

•	The divestment of more than 50% of ING’s interest in its Asian insurance and investment management operations had to be completed by year-end 2013, with the remaining interest divested by year-end 2016;

•	The divestment of at least 25% of ING’s interest in Voya had to be completed by year-end 2013, more than 50% had to be divested by year-end 2014, with the remaining interest to be divested by year-end 2016; and

•	The divestment of more than 50% of ING’s interest in its European insurance and investment management activities had to be completed by year-end 2015, with the remaining interest divested by year-end 2018; and as ING has committed to eliminate double leverage, proceeds from the divestments were to be used to that end while ensuring adequate leverage ratios of the insurance holding companies.

A divestment of more than 50% of ING’s interest as mentioned in this paragraph and furthermore below also meant that ING Group (a) no longer had a majority of representatives on the Boards of these operations and (b) had deconsolidated these operations from ING Group’s financial statements in line with IFRS-IASB accounting rules.

Under the terms of the original Restructuring Plan, ING was required to divest Interadvies (at that point in time named WestlandUtrecht Bank). However, due to market circumstances and changing regulatory requirements, a divestment of WestlandUtrecht had not occurred. Instead, under the amended Restructuring Plan, the commercial operations of WestlandUtrecht Bank were combined with the retail banking activities of Nationale-Nederlanden, which was to be divested as part of ING’s insurance and investment management operations in Europe. The result had to be that Nationale-Nederlanden Bank is a viable and competitive business, which stands alone and is separate from the businesses retained by ING. To this end, ING already needed to ring-fence Nationale-Nederlanden Bank up to the divestment of more than 50% of NN Group. ING committed, amongst others, that Nationale-Nederlanden Bank would reach certain targets for mortgage production and consumer credit until year-end 2015. Furthermore, ING agreed to a maximum ratio for mortgage production at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank until year-end 2015.

The 2009 Restructuring Plan included restrictions on acquisitions and price leadership for certain products in EU markets. These restrictions continued to apply until the date on which more than 50% of each of the Insurance/IM operations was divested. The price leadership restrictions in Europe were amended to reflect specific conditions in various local markets. Under the amendments, the constraint no longer applied in the Netherlands, and ING Direct in the EU needed to refrain from offering more favourable prices than its best priced direct competitor among the ten financial institutions having the largest market share in the respective countries.

The calling or buy-back of Tier 2 capital and Tier 1 Hybrid Securities continued to be proposed for authorisation to the European Commission on a case by case basis until the full repayment of the core Tier 1 securities to the Dutch State, but ultimately until 18 November 2014, whichever date came first. Notwithstanding this restriction, ING was allowed to call the EUR 1.25 billion Hybrid originally issued by ING Verzekeringen N.V. on 21 December 2012. With full repayment of the core Tier 1 securities to the Dutch State on 7 November 2014, these restrictions ended as of that date.

The 2012 amended Restructuring Plan included a repayment schedule for the remaining core Tier 1 securities to the Dutch State as described in the above-mentioned section ‘Repayment non-voting equity shares’. As indicated, on 7 November 2014 the repayment of the core Tier 1 securities to the Dutch State was completed.

The implementation of the commitments and obligations set out in the (amended) Restructuring Plan was monitored by a monitoring trustee who is independent of ING until 31 December 2015.

The 2012 amended Restructuring Plan was formally approved by the European Commission, by decision of 16 November 2012. As a result, the Commission closed its formal investigations as announced on 11 May 2012 and ING also withdrew its appeal at the General Court of the European Union, filed in July 2012. For principal legal reasons the EC continued with its appeal against the General Court ruling of March 2012. However, as part of the agreement of 19 November 2012, ING, the Dutch State and the EC agreed that the outcome of this appeal would not affect the EC approval of the 2012 amended Restructuring Plan. The EU Court of Justice rendered a final judgement on 3 April 2014 and dismissed the EC’s appeal against the General Court ruling of March 2012.

Amendments to the Restructuring Plan in 2013

In November 2013, ING announced further amendments to the Restructuring Plan. ING announced that it would expand the scope of the base case Initial Public Offering (IPO) of NN Group to include ING Life Japan. In that context, ING and the Dutch State reached an agreement with the EC on revised timelines for the divestment process of ING Life Japan and ING’s European insurance and investment management activities.

ING Group Annual Report on Form 20-F 2015	F-152

Notes to the Consolidated financial statements - continued

As part of the previously announced amended restructuring agreement with the EC in 2012, ING planned to divest more than 50% of ING’s Asian insurance and investment management businesses by the end of 2013. Under the revised timelines announced, ING committed to divest ING Life Japan in line with the divestment timeline for ING’s European insurance and investment management activities. This meant that the timeline to divest more than 50% of ING Life Japan had effectively been extended to year-end 2015, which was also the unchanged timeline to divest more than 50% of ING’s European insurance and investment management businesses. As part of the revised 2013 agreement, ING agreed to accelerate the timeline to complete the divestment of 100% of ING’s European insurance and investment management activities by year-end 2016.

The amendments to the restructuring plan of 2013 were formally approved by the European Commission by decision of 5 November 2013.

Status of the European Commission Restructuring Plan

ING has completed most commitments of the restructuring plan. The following steps were taken in 2015:

In March 2015, ING Group sold its remaining 18.9% stake in Voya. As agreed, ING Group divested its remaining stake before year-end 2016. Reference is made to Note 54 ‘Other events’.

In May 2015, ING Group divested NN Group for more than 50% and deconsolidated NN Group in line with IFRS-IASB. In September 2015, ING Group brought down its stake in NN Group to 25.8%; ING Group needs to divest 100% of NN Group by year-end 2016. With the deconsolidation of NN Group, the restrictions from the EC decision of November 2012 on acquisitions and on price leadership no longer applied. The deconsolidation on NN Group also ensured that ING Group completed two other commitments: the required 45% decrease of its balance sheet and the elimination of its double leverage.

ING Group committed to divest and create NN Bank – as part of NN Group – as a viable, stand-alone and competitive business with a broad product portfolio and a growth path to become a mid-sized player in the Dutch market. Several detailed commitments needed to be met, including targets for mortgage production and consumer credit production as well as the commitment that NN Bank should be sufficiently capitalised to execute its long-term growth plan and in any case to ensure growth to about 2016, which included a commitment to make available to NN Bank additional capital up to an amount of EUR 120 million if and when needed but ultimately just before the date on which ING Group has deconsolidated NN Group (if the Basel III leverage ratio becomes mandatory or when NN Bank needs capital to execute its business plan).

In May 2015, ING Group has made a capital injection into NN Group of EUR 57 million by subscribing for newly issued shares for an aggregate amount of EUR 57 million and ING has provided NN Bank a EUR 63 million facility which allows the bank to draw additional Tier 1 capital. With this provision of capital, ING Group fulfilled a commitment to the European Commission (EC) pertaining to the capitalisation of NN Bank, which is included in the EC decision of 16 November 2012. With the deconsolidation of NN Group, ING also fulfilled the commitment to divest NN Bank for more than 50% and deconsolidate NN Bank before year-end 2015. The NN Bank targets for mortgage production and consumer credit production needed to be met until year-end 2015. Also, the mortgage production restrictions at ING Retail Banking Netherlands in relation to mortgage production of Nationale-Nederlanden Bank applied until year-end 2015. At the end of 2015, ING and the Dutch State reported to the European Commission that the NN Bank related commitments have been fulfilled.

Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 49 ‘Companies and businesses acquired and divested’ and Note 54 ‘Other events’.

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

F-153	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

54 Other events

NN Group

Summary of NN Group divestment transactions
Date	Interest % held before transaction	Portion of interest (change)	Interest % held after transaction	Price per share in EUR	Gross transaction value [9] EUR millions	Impact on Shareholders’ equity [10]	Impact on minority interest	Impact on Total equity	Impact on profit (+) and loss (-) [11]
July 2014	100.00%	–31.86%	68.14%	20.00	2,197	–3,251	5,397	2,146	–
February 2015	68.14%	–13.56%	54.58%	24.00	1,240	–1,757	3,030	1,273	–
May 2015 [1]	54.58%	0.19%	54.77%	26.16	–57	–	–	–	–
May 2015 [2]	54.77%	–12.34%	42.43%	25.46	1,148	–5,345	–10,768	–16,113	–1,185
June 2015 [3]	42.43%	–4.20%	38.23%	24.78	352	–	–	–	1
June 2015 [4]	38.23%	–0.62%	37.61%	24.95	53	–	–	–	–
September 2015 [4]	37.61%	–0.49%	37.12%	26.78	45	–	–	–	2
September 2015 [5]	37.12%	–11.36%	25.76%	25.00	1,000	–	–	–	–17
January 2016 [6,7]	25.75%	–9.53%	16.22%	31.00	1,030	–	–	–	522
February 2016 [8]	16.22%	–2.13%	14.09%	30.34	210	–	–	–	–8

[1]	Capital injection into NN Group.
[2]	Deconsolidation of NN Group; remaining investment in NN Group accounted for as an Investment in associate held for sale.
[3]	Second tranche exchange of subordinated notes: Anchor investors.
[4]	NN Group share repurchase.
[5]	Further divestment of NN Group in September 2015.
[6]	Loss of significant influence over NN Group.
[7]	The dilution of ING Group’s ownership in NN Group from 25.76% to 25.75%, as at 31 December 2015, is as a result of shares issued by NN Group as part of its internal stock options and share plans.
[8]	Final tranche exchange of subordinated notes: Anchor investors.
[9]	Gross sales proceeds or Capital injection value.
[10]	Divestment transactions prior to deconsolidation did not impact the profit and loss account of ING Group, but had a negative impact on shareholder’s equity (parent) of ING Group which reflected the difference between the net proceeds received and the IFRS-IASB book value of ING Group’s interest sold at the respective dates. The amounts were recognised in ‘Other reserves’.
[11]	The amounts reflect the difference between the market value and the IFRS-IASB book value of ING Group’s interest sold at the respective transaction dates. Included in the amounts is the release of corresponding revaluation reserves, where applicable. The amounts are recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’.

July 2014 – Initial public offering (‘IPO’)

On 2 July 2014, ING sold 77 million existing ordinary shares in the initial public offering of NN Group at EUR 20.00 per share. On 10 July 2014, the joint global coordinators, on behalf of the underwriters, exercised an over-allotment option to purchase 11.55 million of additional existing shares in NN Group at the same price. At the time of the IPO, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes (the pre-IPO investments from the three Asian-based investment firms RRJ Capital, Temasek and SeaTown Holdings International) was exchanged into NN Group shares. The remaining two tranches (each for an aggregate amount of EUR 337.5 million) were mandatorily exchangeable into NN Group shares from 2015 onwards.

Total gross proceeds from the NN Group IPO, including the exchange of the first tranche of subordinated notes into NN Group shares and the over-allotment option, amounted to EUR 2.2 billion.

As a result of the above, ING’s ownership in NN Group declined from 100% to 68.14% in 2014. This transaction did not impact the profit and loss account of ING Group, as NN Group continued to be fully consolidated by ING Group. In 2014, the transactions had a negative impact on shareholders’ equity of ING Group of EUR 3,251 million. This amount included:

•	EUR 2,590 million, being the difference between the net proceeds of the IPO to ING and the IFRS-IASB carrying value of the stake in NN Group divested in the IPO (including the exercise of the over-allotment option) and

•	EUR 661 million, being the difference between the market value of the NN Group shares exchanged for the first tranche of the mandatorily exchangeable subordinated notes and the related IFRS-IASB carrying value.

ING Group Annual Report on Form 20-F 2015	F-154

Notes to the Consolidated financial statements - continued

During the second half of 2015, the Autoriteit Financiële Markten (‘AFM’; The Netherlands Authority for Financial Markets) performed a review of the 2014 ING Group Annual Report. This review resulted in a recommendation to change the accounting approach for the provision recognised as a direct reduction of ING Group’s shareholder’s equity in 2014 in relation to the Asian Anchor Investment transaction (‘Anchor investment transaction’). Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction, Note 13 ‘Equity’ and Note 20 ‘Other liabilities’.

In September 2014, NN Group was classified as held for sale and discontinued operations. Upon classification, the carrying amount of the disposal group (or group of assets) was compared to NN Group’s fair value less cost to sell. The fair value less cost to sell was lower than the carrying value of the disposal group and as a result goodwill and certain other non-current non-financial assets totalling EUR 470 million were written-off in 2014 and recognised in the profit and loss account in the line ‘Net result from classification as discontinued operations’. As at 31 December 2014, the subsidiary NN Group was presented as Assets and liabilities held for sale and discontinued operations.

As at 31 December 2014, the pro forma negative impact of the divestment of NN Group on ING Group shareholders’ equity would have been EUR 7.6 billion, representing the difference between the market value of ING Group’s 68.14% stake in NN Group, and the IFRS-IASB carrying value of this stake. As at 31 December 2014, the pro forma negative impact of the divestment of NN Group on the profit and loss account of ING Group would have amounted to EUR 1.5 billion. This amount reflects the difference between the negative impact on equity and the release of ING’s pro forma EUR 6.1 billion share in the positive revaluation reserves of NN Group.

February 2015 – Further divestment of NN Group

In February 2015, ING Group sold 52 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8.3 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.2 billion. The transaction reduced the ownership of ING in NN Group from 68.14% (at 31 December 2014) to 54.58%. The transaction did not impact the profit and loss account of ING Group as NN Group continued to be fully consolidated. The transaction had a negative impact of EUR 1,757 million on the shareholder’s equity of ING Group, being the difference between the net proceeds of the transaction and the IFRS-IASB carrying value per the transaction date of the equity stake sold.

May 2015 – Capital injection into NN Group

In May 2015, in order to fulfil its commitment to the European Commission (‘EC’), ING Group made a capital injection into NN Group by subscribing for newly issued shares for an aggregate amount of EUR 57 million. The transaction increased the ownership of ING in NN Group from 54.58% to 54.77%. As part of this transaction, ING provided a EUR 63 million facility to NN Bank which allows NN Bank an unconditional right to draw down additional Tier 1 capital at prevailing market terms, until 31 December 2018. With this provision of capital, ING Group fulfils its commitment to the EC pertaining to the capitalisation of NN Bank, per the EC decision of 16 November 2012. These transactions have no material impact on the capital position of ING Group and no impact on the capital position of ING Bank.

May 2015 – Deconsolidation of NN Group

On 26 May 2015, ING Group announced a further sale of 45 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 5.9 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.1 billion. This transaction reduced the ownership of ING in NN Group to 42.43%, resulting in ING Group losing control over NN Group. The share sale and deconsolidation of NN Group resulted in an after tax loss of EUR 1,185 million in 2015 and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction had a negative impact of EUR 6,569 million, including the aforementioned loss, on the shareholder’s equity of ING Group. The profit and loss account of ING Group includes, in the line ‘Net result from discontinued operations’, the result of NN Group until deconsolidation at the end of May 2015.

With deconsolidation of NN Group, ING Group fulfils its commitment to the EC pertaining to the divestment of NN Group, per the EC decision of 16 November 2012. The restrictions from this decision regarding acquisition and price leadership will no longer apply to ING Group.

June 2015 – Second tranche exchange of subordinated notes: Anchor investors

On 10 June 2015, ING announced the exchange of the second tranche of EUR 337.5 million mandatorily exchangeable subordinated notes into 13.6 million NN Group ordinary shares. The exchange price was set at a 3% discount to the NN Group closing price on 4 June 2015, resulting in an exchange price of EUR 24.78 per share. Accrued interest on these notes of approximately EUR 14.6 million were settled in an additional 0.6 million NN Group ordinary shares as per the terms of the investment. The transaction was settled on 15 June 2015 and resulted in a further decrease of the ownership of ING in NN Group from 42.43% to 38.23%. The transaction did not have a material impact on the profit and loss account of ING Group. Reference is made to Note 14 ‘Subordinated loans’ and Note 20 ‘Other liabilities’.

F-155	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

June 2015 – NN Group share repurchase

On 30 June 2015, NN Group repurchased 2.1 million ordinary shares from ING Group. This transaction reduced ING Group’s remaining interest in NN Group to 37.61%.

September 2015 – NN Group share repurchase

In September 2015, NN Group repurchased 1.7 million ordinary shares from ING Group. This transaction reduced ING’s remaining interest in NN Group to 37.12%.

September 2015 – Further divestment of NN Group

On 30 September 2015, ING Group sold 40 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 6 million ordinary shares. The gross proceeds to ING Group, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced ING’s interest in NN Group to 25.76%. The transaction resulted in a loss of EUR 17 million in 2015 and is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. The transaction was settled on 5 October 2015.

As at 31 December 2015, the remaining interest in NN Group of 25.75% is recognised as an Investment in associate held for sale at EUR 2,153 million. ING Group holds warrants for 35 million shares in NN Group.

As at 31 December 2015, ING Group no longer has nominees in the Supervisory Board of NN Group. Reference is made to Note 52 ‘Related parties’.

Reference is made to Note 11 ‘Assets and liabilities held for sale’, Note 13 ‘Equity’ and Note 30 ‘Discontinued operations’.

Reference is made to Note 53 ‘Transactions with the Dutch State and the European Commission Restructuring Plan’ for the Status of the European Commission Restructuring Plan.

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer has significant influence over NN Group and accounts for its remaining stake in NN Group as an available-for-sale investment. The result from this transaction, amounting to a net profit of EUR 522 million, will be reflected in ING Group’s first quarter 2016 profit and loss account. The result reflects the difference between the EUR 2.2 billion book value of ING’s 25.75% investment (as fixed at deconsolidation at the end of May 2015) and the market value of this stake of EUR 2.7 billion at the closing of the January 2016 transaction. The transaction settled on 8 January 2016. The remaining shares held in NN Group is subject to a lock-up period of 60 days.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. EUR 208 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three anchor investors. EUR 129.5 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the profit and loss account of ING Group.

VISA

ING Bank and other subsidiaries within ING Group are principal members of VISA Europe and together hold 6 redeemable ordinary shares in VISA Europe Limited. These ordinary shares are recognised as available-for-sale equity securities and were valued at EUR 10 per share. In November 2015, VISA Inc. and VISA Europe announced a definitive agreement for VISA Inc. to acquire VISA Europe. The transaction is subject to regulatory approvals and is expected to close in the second quarter of 2016. In December 2015, the principal members of VISA Europe received letters informing them on the calculation of their share in the transfer proceeds.

The announcement and the letters received provided the basis for the reassessment of the fair value of the shares. The fair value of the shares, EUR 154 million as at 31 December 2015, is determined by taking into account the upfront consideration, consisting of cash and preferred shares, the earn-out consideration and any uncertain factors that could affect the upfront and earn-out consideration. It is considered unlikely that the fair value will materially differ from the value included in the letters received from VISA Europe in December 2015. The shares are recognised as Investment in available-for-sale equity securities. The increase in fair value of EUR 154 million is recognised in Equity. Reference is made to Note 5 ‘Investments’, Note 13 ‘Equity’ and Note 40 ‘Fair value of assets and liabilities’.

ING Group Annual Report on Form 20-F 2015	F-156

Notes to the Consolidated financial statements - continued

Regulatory costs

ING Group is required to contribute to the Deposit Guarantee Schemes (‘DGS’) and National Resolution Fund (‘NRF’) in all countries where it operates.

Dutch ex-ante DGS

Until 2015, the DGS system in the Netherlands was funded on an ex-post basis. The EU DGS Directive requires ex-ante funding as of 1 January 2015. In January 2016, the Dutch Central Bank informed the Dutch banks that it decided to postpone the first contribution date for the ex-ante DGS. The first ex-ante DGS contribution will be recognised in the profit and loss account in the first quarter of 2016. This delay does not affect the target size of the ex-ante DGS fund, nor the date at which the target size should be reached, being July 2024. As at 31 December 2015, ING Group did not have a present obligation for the Dutch ex-ante DGS and as a result, no provision has been recognised.

National Resolution Fund

The Bank recovery and Resolution Directive (‘BRRD’) 2014/59/EU regarding ex-ante contributions to resolution financing arrangements were enacted into Dutch, German and Belgian law during 2015. The directive has not yet been enacted into Polish law.

Voya

The table below provides a summary of the various Voya divestment transactions which occurred in 2013, 2014 and 2015:

Summary of Voya divestment transactions
Date	Interest % held before transaction	Portion of interest sold	Interest % held after transaction	Price per share in USD	Gross Sales proceeds EUR millions	Impact on Shareholders’ equity[3]	Impact in minority interest	Impact on Total equity	Impact on profit (+) and loss (-)[4]
May 2013	100.0%	–28.8%	71.2%	19.50	1,061	–1,894	2,954	1,060	–
October 2013	71.2%	–14.6%	56.5%	29.50	786	–632	1,394	762	–
March 2014[1]	56.5%	–13.3%	43.2%	35.23	950	87	–5,100	–5,013	–2,005
September 2014	43.2%	–10.8%	32.5%	38.85	888	–	–	–	40
November 2014[2]	32.5%	–13.5%	18.9%	39.15	1,068	–	–	–	418
March 2015	18.9%	–18.9%	0%	44.20	1,802	–77	–	–77	323

1	Deconsolidation of Voya; remaining investment in Voya accounted for as an Investment in associate held for sale at fair value of EUR 2,914 million.
2	Loss of significant influence over Voya; remaining investment accounted for as an available-for-sale equity investment held for sale.
3	Divestment transactions prior to deconsolidation did not impact the profit and loss account of ING Group, but had a negative impact on shareholder’s equity (parent) of ING Group which reflected the difference between the net proceeds received and the IFRS-IASB book value of ING Group’s interest sold at the respective transaction dates. The amounts were recognised in ‘Other reserves’.
4	The amounts reflect the difference between the market value and the IFRS-IASB book value of ING Group’s interest sold at the respective transaction dates. Included in the amounts is the release of corresponding revaluation reserves, where applicable. The amounts are recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’.

In March 2015, ING Group sold 45.6 million ordinary shares of Voya. ING Group sold 32 million Voya shares in the public offering and in addition to this, ING Group sold 13.6 million shares to Voya. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounted to EUR 1.8 billion (USD 2.0 billion).

The sale of the total 45.6 million shares from the combined transactions reduced ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero. The transactions settled on 9 March 2015 and resulted in a profit of EUR 323 million which reflects the difference between the market value of our 18.9% stake in Voya at the date on which ING Group lost significant influence and the proceeds from these transactions. The profit is recognised in the profit and loss account in the line ‘Net result from disposal of discontinued operations’. Reference is made to Note 4 ‘Financial assets at fair value through profit and loss’, Note 11 Assets and liabilities held for sale’ and Note 30 ‘Discontinued operations’.

ING Group holds warrants for 26 million shares in Voya.

ING Vysya Bank

2015

In 2014, ING Vysya Bank (‘ING Vysya’) and Kotak Mahindra Bank (‘Kotak’) announced their intention to merge their respective businesses. As at 31 December 2014, ING Vysya was presented as Assets held for sale. The shareholders of Kotak and ING Vysya approved this transaction in January 2015. On 31 March 2015, the Reserve Bank of India approved the transaction with an effective date of 1 April 2015.

F-157	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

On 7 April 2015, the merger between ING Vysya and Kotak was completed and the legal entity ING Vysya Bank ceased to exist. ING was the largest shareholder in ING Vysya, with 42.7% interest. ING Vysya was merged into Kotak. Shareholders of ING Vysya received 0.725 shares in Kotak for each ING Vysya share. As a result, ING holds a stake of 6.5% in the combined company, which operates under the Kotak brand. ING’s holding in the combined company will be subject to a 1 year lock-up period from the closing of the transaction. The transaction resulted in a gain of EUR 367 million in 2015 and is recognised in ‘Share of result from associates and joint ventures’. The transaction did not materially impact the shareholder’s equity of ING Group. As at 31 December 2015, ING Group accounts for the investment in Kotak as an Available-for-sale equity investment. Reference is made to Note 5 ‘Investments’, Note 7 ‘Investments in associates and joint ventures’ and Note 11 ‘Assets and liabilities held for sale’.

2014

In the first quarter of 2014, changes to the governance structure of ING Vysya were implemented in order to better align with prevailing regulations. The regulatory requirements necessitated some governance changes. As part of that, ING reduced the number of directors appointed by ING in ING Vysya Bank’s Board of Directors to be proportionate to its shareholding. Although ING Bank’s economic interest of approximately 43% remained unchanged, as a result of these governance changes, ING Bank no longer had a majority representation in the Board of Directors and influence on ING Vysya’s operations were aligned with its shareholding interest. As a result, ING Bank no longer had effective control over ING Vysya and therefore, as of 31 March 2014 ING Vysya was deconsolidated and accounted for as an associate under equity accounting. Before the changes in the governance structure ING Bank had substantial additional powers, including the majority in the Board of Directors and power over operational decision making; as a result, ING Vysya was consolidated by ING. After the deconsolidation, the investment in ING Vysya was recognised as an Investment in associates and joint ventures at its fair value at 31 March 2014 of EUR 617 million. The profit and loss account of 2014 included the consolidated result of ING Vysya until the deconsolidation and the result upon deconsolidation of EUR 202 million. The result upon deconsolidation was recognised in ‘Result on disposal of group companies’.

55 Subsequent events

There are no subsequent events to report. In Note 54 ‘Other events’, some events of 2016 are included for information purposes.

ING Group Annual Report on Form 20-F 2015	F-158

Notes to the Consolidated financial statements - continued

2.2.1 Risk management

ING Group Risk Management

Taking measured risks is the core of ING Group’s business. As a global financial institution with a strong European base, offering banking services, ING Group is exposed to a variety of risks. ING Group operates through a comprehensive risk management framework and integrates risk management in its daily business activities and strategic planning. This ensures the identification, measurement and control of risks at all levels of the organisation so that ING Group’s financial strength is safeguarded.

Risk management supports the various management boards in formulating the risk appetite, strategies, policies, limits and provides a review, oversight and support function throughout ING Group on risk-related items.

The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, credit spread, and foreign exchange risks), liquidity & funding risk and business risk. Furthermore, ING Group is also exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this Risk Management section.

Purpose

The purpose of ING Group’s risk management function is to support ING Group’s ambition to be the primary bank for our customers by empowering the business through an integrated state of the art enterprise wide risk management platform. The following principles support this purpose:

•	The risk management function is embedded in all levels of ING Group’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed properly, and compliance with internal and external rules monitored;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management.

Risk management adds value to ING Group and its stakeholders by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital is reduced by aligning capital requirements with risks. Risk Management helps business units to make use of the latest risk management tools and skills to reduce funding costs and strategic risk. This enables them to focus on their primary activities in order to maintain a loyal customer base and a leadership position in our key markets and product franchises.

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

NN Group risk management governance

ING Group was involved in the risk management of NN Group through the participation of the ING Group CRO in the NN Group Supervisory Board. On 14 December 2015, he stepped down in line with ING Group’s strategy to divest the remaining shareholding in NN Group over time as part of the restructuring agreement with the European Commission, ultimately by the end of 2016.

The activities of NN Group are classified as an Associate held for sale. Therefore, they are not further discussed in the remainder of this section. For more information, please refer to the risk management section of NN Group’s Annual Report.

ING Bank risk management

Introduction

ING Bank operates through a comprehensive risk management framework to ensure the risks are identified, well understood, accurately measured, controlled and pro-actively managed at all levels of the organisation so that ING Bank’s financial strength is safeguarded.

The risk management section describes the key risks that arise from ING Bank’s business model. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. This includes front office as ‘first line of defence’, independent risk management as the ‘second line of defence’ and the internal audit function as the ‘third line’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers its own area of expertise. ING Bank’s risk management disclosures provide qualitative and quantitative disclosures about credit, market, liquidity and funding, business and non-financial risks.

F-159	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The risk management section is in line with the accounting standards relating to the nature and the extent of the risks as required by IFRS7 ‘Financial Instruments: Disclosures’ as adopted by the European Union and covered by the opinion of the External Auditors as being part of the notes to the consolidated financial statements. Pillar III information is from a regulatory perspective largely based on internal modelled risk metrics under the Basel rules and not addressed for verification to the External Auditors.

Navigation map

The index below enables the readers to track the main risk items through the various risk disclosures.

Risk management
	Subjects	Risk Management
These sections show ING’s approach to risk management.	Introduction to risk section	F-159
	Purpose and business model	F-161
	Risk governance	F-161
	Risk profile	F-165
	Risk appetite framework and stress testing	F-167
	Economic capital	F-171
	Regulatory environment	F-172
	Risk developments in 2015	F-173

Credit risk
	Subjects	Risk Management
Credit risk is the risk of potential loss due to default by ING Bank’s debtors (including bond issuers) or trading counterparties.	Governance and credit risk definitions	F-175
	Credit risk appetite and concentration risk framework	F-176
	Credit risk capital and measurement (SA & AIRB)	F-179
	Securitisations	F-185
	Credit risk tools	F-186
	Credit risk portfolio	F-186
	Credit quality	F-189
	Credit risk mitigation	F-196

Market risk
	Subjects	Risk Management
Market risk is the risk of potential loss due to adverse movements in market variables.	Governance	F-205
	Economic capital	F-205
	Market risk in banking books	F-206
	Market risk in trading books Market risk in trading books	F-213

Funding and liquidity risk
	Subjects	Risk Management
Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet the financial liabilities when they come due, at reasonable cost and in a timely manner.	Governance	F-218
	Management framework	F-219
	Funding and Liquidity profile	F-222
	Regulatory developments	F-223

ING Group Annual Report on Form 20-F 2015	F-160

Notes to the Consolidated financial statements - continued

Non-financial risk
	Subjects	Risk Management

Operational risk is the risk of direct or indirect loss returning from inadequate or failed internal processes, people and systems or from external events.

Compliance risk is the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards and the ING Values.

	Governance Framework Operational risk and main developments Compliance risk and main developments Non-financial risk awareness	F-222 F-223 F-224 F-225 F-227

Business risk
	Subjects	Risk Management
Business risk is the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customers’ behaviour risk.	Analysis business risk Governance	F-227 F-227

Purpose and business model

The purpose of ING Bank’s risk management function is to support the ambition of ING Bank to be the primary bank for our customers, by empowering the business by an integrated state of the art enterprise wide risk management platform. The following principles support this purpose:

•	The risk management function is embedded in all levels of ING Bank’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed properly and compliance with internal and external rules monitored;

•	Delegated authorities are consistent with the overall Bank strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management.

Risk governance

Governance model

ING Bank’s risk management framework is based on a ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities in such a way that the execution of tasks is separated from the control of the same tasks. At the same time they have to work closely together to identify, assess and mitigate risks. This governance framework ensures that risk is managed in line with the risk appetite as approved by the Management Board Bank (MBB) and the Supervisory Board (SB), and is cascaded throughout ING Bank.

The commercial departments form the first line of defence and have primary responsibility for the day-to-day risk management. They originate loans, deposits and other products within applicable frameworks and limits, they know our customers well and are well-positioned to act in both the customers’ and ING’s best interest.

The second line of defence consists of oversight functions with a major role for the risk management organisation headed by the Chief Risk Officer (CRO), the ultimate responsible officer. As a member of the MBB, the CRO ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at head-office and business-unit level, which supports the commercial departments in their decision-making, but which also has sufficient countervailing power to keep the risk profile within the set risk appetite.

The internal audit function provides an on-going independent (i.e. outside of the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management and forms the third line of defence.

F-161	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

2-tier board structure
SB Level
Supervisory Board
Risk Committee
Audit Committee
Executive Level
Management Board Bank
CRO
Bank Finance & Risk Committee
Risk Committees
GCC(P)
GCC(TA)
ALCO Bank
Non-Financial Risk Committee
Internal Audit
Regional and BU Level
BU Line Management, Regional & Local Managers
Local and Regional Risk Committee
Bank Risk Management Function Regional and BU Risk Managers
1st line of defence
2nd line of defence
3rd line of defence

Board level risk oversight

ING Bank has a two-tier board structure consisting of the Management Board Bank and the Supervisory Board; both tiers play an important role in managing and monitoring the risk management framework.

•	The SB is responsible for supervising the policy of the MBB, the general course of affairs of ING Bank and its business (including its financial policies and corporate structure). For risk management purposes the SB is assisted by two sub-committees:

•	The Audit Committee, which assists the SB in monitoring the integrity of the financial statements of ING Bank, in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors; and

•	The Risk Committee, which assists the SB on matters related to risk governance, risk policies and risk appetite setting.

•	The MBB is responsible for managing risks associated with all activities of ING Bank. The MBB’s responsibilities include ensuring that internal risk management and control systems are effective and that ING Bank complies with relevant legislation and regulations. On a regular basis, the MBB reports on these issues and discusses the internal risk management and control systems with the SB. On a quarterly basis, the MBB reports on the Bank’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

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

ING Group Annual Report on Form 20-F 2015	F-162

Notes to the Consolidated financial statements - continued

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

Executive level

The ING Bank Finance and Risk Committee (BF&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to coordinate issues that relate to both the finance and risk domains. On reporting level, BF&RC has the responsibility to co-ordinate, on a high level, the finance and risk decisions that have an impact on internal and/or external reporting.

The risk committees described below act within the overall risk policy and delegated authorities granted by the Management Board Bank:

•	ING Bank Credit Committee – Policy (GCC(P)): Discusses and approves policies, methodologies and procedures related to credit, country and reputation (ESR) risks for ING Bank. The GCC(P) meets on a monthly basis;

•	ING Bank Credit Committee – Transaction Approval (GCC(TA)): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCC(TA) meets twice a week;

•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank; and

•	Non-Financial Risk Committee Bank (NFRC Bank): Accountable for the design and maintenance of the Non-Financial Risk Management Framework including Operational Risk Management, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/ reporting. The minimum frequency of the NFRC Bank is at least quarterly.

Regional and business unit level

ING Bank’s regional and business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, legal and compliance risks) that arise in their daily operations. They are accountable, together with their employees, for the implementation and operation of appropriate risk frameworks affecting their businesses to ensure compliance with procedures and processes set by ING Bank. The local (regional and BU) risk manager is responsible for the analysis, control and management of risks across the whole value chain (from front to back office), based on which a robust control structure is maintained.

Risk management function

Based on the three lines of defence, an independent risk management function is embedded in all levels of ING Bank’s organisation. The CRO, a MBB member, bears primary overall responsibility for the risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING Bank’s risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organisational basis for the management of risk throughout the organisation.

In 2015, the risk management organisation was redesigned to effectively address the internal and external (market and regulatory) developments and challenges that ING as a bank is facing. Over the past years, banks have been subject to increasing regulatory and public pressure with regard to their risk management policies, processes and systems. New requirements and regulations have been introduced and implemented. To be able to effectively address these developments and challenges, ING Bank changed the set-up of its risk-management organisation. Risk managers can focus on primary risk management processes and strategic priorities, while a separate ‘Risk services’ department enables and supports these tasks with information management, risk reporting and analytics. The main changes compared to the previous organisation are:

•	The trading risk and credit risk management departments have been combined into a new department named ‘Credit and Trading Risk’. This set-up ensures that topics that link traditionally to both credit risk and market risk (such as counterparty credit risk) are approached in an integral way and in line with the applicable regulations;

•	A ‘Balance Sheet Risk’ department has been established that focuses on the management of different market risks that arise in the Banking Books and Bank Treasury as well as liquidity & funding risk;

•	A separate ‘Risk Services’ department has been created reporting directly to the CRO to service the core risk activities. Risk Services aims to create value for internal and external stakeholders by continuously optimizing the efficiency, transparency and effectiveness of the risk processes.

The organisation chart below illustrates the new reporting lines within ING Bank risk organisation:

F-163	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The General Managers of these risk departments report to the CRO and bear direct responsibility for risk (mitigating) decisions at Bank level. The General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices. In addition, there are two staff departments in place:

•	Model Validation (MV), a staff department that carries out periodic validations of all significant regulatory risk models used by ING Bank. To ensure independence from the business and other risk departments, the department head reports directly to the CRO, and

•	Risk & Capital Integration: a staff department that reports functionally to the CRO and is responsible for overarching risk topics as risk appetite, disclosures, recovery and resolution planning and stress testing as well as capital planning.

The risk function is at all levels independent from the commercial departments which allow its criteria and opinions to be heard and taken into account. At the Bank level, it is represented by the CRO in the MBB, which ensures sufficient countervailing power in the decision-making processes to prevent excessive risks.

Despite these changes in the governance structure, the set-up of the Risk management paragraph hasn’t changed since it is based on risk types instead.

Risk policies, procedures and standards

ING Bank has a framework of risk management policies, procedures and standards in place to create consistency throughout the organisation, and to define minimum requirements that are binding to all business units. The governance framework of the local business units aligns with ING Bank’s framework and meets local (regulatory) requirements. Senior management is responsible to ensure policies, procedures and standards are implemented and adhered to. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and practices.

Risk model governance and validation

All risk models are built according to the internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review and documentation of the model by model development and MV departments, specific model risk committees for each risk type approve the models. After approval by the dedicated risk committee, and where necessary the regulator, a risk model is implemented and entitled for usage. In addition, MV validates each model on a regular basis. The validation results and its capital impact are reported on a quarterly basis to senior management and to the supervisor.

An independent Model Validation department is one of the cornerstones of ING Bank’s risk model governance. It consists of the process of determining that a model is appropriate for its intended use. It is an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation, and when significant changes to the model are made. The validation process contains a mix of developmental evidence, process verification and outcome analysis.

The MV department undertakes backtesting of all existing risk models. In addition to (i) evaluating the underlying model parameters, (ii) ensuring continued applicability of the models for the relevant portfolios, and (iii) discussing the model performance with front office and risk users of the models, MV also (iv) tests the observed performance of a model (and its components) with the predicted level. A model where the observed results deviate from the predicted results is a candidate for either re-calibration or re-development.

ING Group Annual Report on Form 20-F 2015	F-164

Notes to the Consolidated financial statements - continued

Risk culture

The risk management framework based on the three lines of defence governance model is effective when a strong risk culture is present at all levels. The good reputation and integrity of ING Bank’s organisation are considered key requirements to operate successfully in the financial world. It promotes awareness of collectively shared values, ideas and goals but also of potential threats and it ensures alignment of individual performance objectives with the short- and long-term strategy. By making ING’s risk responsibilities transparent within the different levels of the organisation and holding every employee accountable for his acts, the risk culture and awareness are embedded in the organisation, which leads to effective risk management.

Definition

Risk culture and risk awareness are not only items for senior management during their strategy decisions, but also for employees to be aware of the risks in their daily work. This is about (i) promoting and being aware of collectively shared values, ideas and goals towards the organisational objectives, and (ii) mitigating opportunities for unfavourable events to occur that can impact the ability of the organisation to achieve its objectives.

Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation is confronted with and the risks it takes. This is a continuous long-term commitment and journey. Therefore, ING Bank initiated different programmes and manuals have been issued within the organisation to support the embedding of risk culture. Risk awareness is to be alert on potential threats that can occur in day-to-day business, which can be specific to the sector, the region or the clients ING Bank is doing business with are.

Accountability

The Promoting Integrity Programme (PIP) is a long-term, global, educational and behavioural change programme supported by the Executive Board for all ING Bank employees.

With the programme, ING Bank gains a sound risk culture and ensures that every employee in every part of the organisation understands how his actions and behaviour can help earn and retain customer and stakeholder trust. Recently, additional modules with current topics, were added to the programme, among others on cybercrime and personal responsibility. To enhance risk awareness, these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create clear and consistent understanding. The endorsement from the executive level and the emphasis in the communication strengthen the culture.

Compensation

Due to economic and financial turmoil, the link between risk taken and compensation policies was one of the major topics in the public and political domain. Several public institutions and initiatives advocated aligning risk and reward in risk-based compensation policies. For further information with regard to ING’s compensation policies please refer to the corporate website ing.com.

Risk profile

Key risks

ING Bank recognises the following key risks (financial as well as non-financial risks) that are associated with its business activities.

Financial risks:

•	Credit risk: the risk of potential loss due to default and/or credit rating deterioration by ING Bank’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, credit spread, equity, real estate and foreign exchange risks;

•	Funding and liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions; and

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and expenses, as well as customer behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

Non-financial risks:

•	Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk; and

•	Compliance risk: the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards and the ING Values as part of the Orange Code.

F-165	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The chart below provides, in EUR billions, high level information on the risks arising from the Bank’s business activities.

1	EC market risk: Mainly held for the price risk embedded in equity investments;
2	EC market risk: Mainly held for the interest rate risk embedded in the long-term investment of ING’s capital (investment of own funds). In this overview the replication of capital is presented in line with the regulatory prudential approach and therefore capital itself is classified as an overnight interest rate position.

Risk cycle process

ING uses a step by step risk management approach to monitor, mitigate and manage its financial and non-financial risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. In short, this implies: determine what the risks are, assess which of those risks can really do harm, take mitigating measures to control these risks, monitor the development of the risk and if measures taken are effective and report the findings to management at all relevant levels to enable them to take action when needed.

The recurrence is twofold. One: identification, assessment and review, and update of mitigating measures are done periodically. Two: the periodical monitoring exercise may indicate that new risks are arising, known risks are changing, assessed risk levels are changing, or control measures are not effective enough. Further analyses of these findings may result in renewed and more frequent risk identification, and/or assessment, and/or change of mitigating measures.

ING Group Annual Report on Form 20-F 2015	F-166

Notes to the Consolidated financial statements - continued

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

Risk identification is performed periodically. In case of material internal or external change, additional ad-hoc risk identification can be performed.

Risk assessment and control

Each identified risk is assessed to determine the importance, or risk level, of the risk for the ING Bank entity in scope. This enables the entity to decide which of the identified risks need control measures and how strict or tolerant these measures must be. Known risks are re-assessed to either confirm the risk level or detect change.

The importance of a risk is assessed based on the likelihood the risk materialises and the subsequent financial or reputational impact should the risk occur. Unlikely risks with a potentially high impact need to be controlled. For a risk that is likely to happen regularly, but is expected to have a modest financial impact, business management may decide to not mitigate and accept the consequences when it happens.

Risks can be controlled by mitigating measures that either lower the likelihood the risk occurs, or measures that lower the impact when they occur. The ultimate measure to lower risk is to stop the activity or service that causes the risk (risk avoidance). Risk controlling/mitigating measures are defined and maintained at both Bank wide and local level.

Monitoring and reporting

With the monitoring of the risk control measures, ING Bank continuously checks if they are executed, complied with, have the expected mitigating effects and follow the development of the risks and their risk levels. Adequate risk reporting provides senior and local management with the information they need to manage risk.

Risk appetite framework

ING Bank uses an integrated risk management approach for its banking activities. The Management Board Banking uses the bank risk appetite framework to set both boundaries for the Medium Term Plan (MTP) budget process and to monitor and manage the actual risk profile in relation to the risk appetite.

F-167	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Process

The ING Bank risk appetite framework (RAF) consists of specific risk appetite statements. The RAF is approved by SB on an annual basis, or more frequently if necessary based on their quarterly review in MBB and SB. The bank risk appetite process is focused on setting the appetite at the consolidated Bank level and across the different risk categories. It is therefore essentially a top-down process, which bases itself on the ambition of the Bank in terms of its risk profile and is a function of the capital and liquidity levels and ambitions, the regulatory environment and the economic context. The process is set up according to the following steps:

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

This annual Risk Assessment serves as input when defining the global risk appetite which - in line with its business model and risk ambition - is currently formulated as follows:

ING Bank has the ambition to be and remain a strong bank, and able to address possible adverse events on its own strengths and resources.

In order to achieve this risk ambition, ING Bank has the following targets:

•	Have a rating ambition which is in line with the strongest among its peer group;

•	Be able to restore capital and liquidity position following a stress situation on its own strength;

•	Be in a position to meet current and forthcoming regulatory constraints and targets; and

•	Have a risk profile that compares favourably to its main banking peers.

Step 2. Set ING Bank Risk Appetite Framework

Based on ING Bank’s risk assessment and risk ambition, specific targets are set for both financial and non-financial risks:

Financial risk

For financial risks, ING Bank expresses its risk appetite as a tolerance allowed to key ratios deviating from their target levels. Therefore, the high level risk ambition is translated into quantitative targets on ING Bank level for solvency risk, liquidity & funding risk and for concentration and event risk.

ING Group Annual Report on Form 20-F 2015	F-168

Notes to the Consolidated financial statements - continued

The solvency risk appetite is closely aligned with capital management activities and policies. ING Bank has expressed tolerances for its risk-weighted solvency position (CET1 ratio), for non-risk-weighted solvency (leverage ratio) and for a more economic value based solvency (economic capital utilisation expressed via the Overall Supervisory Review and Evaluation Process (SREP) Capital Requirement). The CET1 ratio and leverage solvency risk appetite statements are not only compared to the actual reported level, but also include the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon). Based on this mild stress scenario, the impact on ING Bank’s earnings, revaluation reserve and risk-weighted assets (RWA) is calculated (these are labelled earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). These stressed figures are used as input for a two-year simulation which depicts the developments of ING Bank’s solvency level versus its risk appetite.

Funding and liquidity risk has two dimensions: liquidity risk focuses on having a sufficient buffer to cope with the short-term situation, funding risk ensures long-term compliance with both internal and external targets. Managing funding and liquidity risk focuses both on ‘business as usual’ (based on the run-off profile to show the stickiness of deposits combined with the run-off of assets without new production) and on a stressed situation. There, we define liquidity risk as the time to survive a specific scenario, while for funding risk we focus on the maximum funding gap allowed.

The concentration and event risk appetite set at ING Bank level are directly translated into corresponding limits in the underlying credit, market and liquidity & funding risk appetite statements.

Non-financial risk

ING Bank has set up an NFR Risk Appetite Statement (RAS) in which the MBB expresses the type and level of non-financial risk it is willing to tolerate in pursuit of the strategic objectives of the bank, to ensure that the organisation’s actual risk exposure is commensurate with its strategic objectives and that exposure moving beyond the tolerance risk levels is timely identified and acted upon.

ING measures and monitors its exposure to non-financial risk on an ongoing basis by assessing risks, analysing scenarios and mitigating actions as a result of audit and risk assessment findings. The aggregation of the assessed risk levels is expressed in an expected loss figure on non-financial risk, which is compared to the tolerance levels as captured in the NFR RAS based on a percentage of the operational income. The overall non-financial risk levels and tolerance breaches are periodically reported through the Non-Financial Risk Dashboard (NFRD). The NFRD consists of comprehensive and integrated NFR information on a quarterly basis. Changes in capital are monitored and reported in the NFRD as well. In addition, changes outside the capital tolerance band are reported to the Operational Risk Measurement Committee (ORMC) and Bank NFRC. In case risk events cause ING to move towards or beyond the tolerance level, management is required to undertake action.

Step 3. Cascade into statements per risk type and per business

The Bank Risk Appetite is translated per risk type, which is further cascaded down into the organisation to the lowest level .The risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING Bank’s risks.

For financial risks, a sequence of different risk appetite frameworks is implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of the ING Bank credit portfolio and that of all the underlying portfolios as well. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. The risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at Bank level are translated into the organisation. The liquidity & funding risk appetite statements that are defined on ING Bank level are translated into the organisation, taking the liquidity & funding specific situation of each (solo) unit into account.

The NFR RAS is cascaded to the divisions and business units through a set of quantitative and qualitative statements.

Step 4. Monitor and manage underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING Bank reports its risk positions vis-à-vis its limits on a regular basis towards senior management committees. The Risk and Capital Management Report reflecting the exposure of ING Bank against the risk appetite targets is submitted quarterly to the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool that supports the MBB with respect to strategic and capital planning. The purpose of stress testing is to investigate whether ING Bank will be able to meet its solvency and liquidity requirements in severe but plausible stress scenarios. Stress tests provide insight into vulnerabilities of certain portfolios, given certain assumptions related to the economy, financial markets and the political climate. It is also used to assess whether the risk profile of ING Bank is in line with risk appetite.

F-169	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Types of stress tests

Within ING Bank, different types of stress tests are performed. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for the relevant macro-economic and market variables in all countries where ING Bank is active. These assumptions are usually complemented by a narrative that provides background for the scenario. In addition to firm-wide scenario analyses, ING Bank also executes scenario analyses for a specific country or asset class. Furthermore, sensitivity analyses are performed, which focus on stressing one or more relevant risk drivers; usually without an underlying scenario narrative. The 1-in-10-year stress scenario used in the risk appetite framework is an example of a sensitivity analysis. Finally, ING Bank also performs reverse stress tests, which aim to determine the circumstances which would lead to a pre-defined severe adverse outcome.

Process

The stress testing process of ING Bank consists of several stages, which are summarised in below diagram.

Step 1. Risk assessment & scenario selection

ING Bank formally determines its main risks on an annual basis based on the current economic situation, political and regulatory developments and developments in portfolios. Senior management, business representatives and risk specialists are involved in this process. Based on the risk assessment, relevant scenarios to be evaluated in the remainder of the year are selected. The results of the risk assessment and scenario selection are discussed and endorsed in the Stress Testing Steering Committee (STSC). All stakeholders are represented in the STSC, such as representatives of the different Corporate Risk departments, Capital Management, Finance and the Global Research organisation. The STSC submits the results of the risk assessment and scenario selection to the BF&RC for endorsement.

Step 2. Scenario parameter setting

After determination of the high level scenarios in the previous step, they need to be worked out in greater detail. Scope, assumptions and input parameters such as GDP growth, unemployment rates, interest rates and real estate price changes are defined for the countries involved in the exercise. The parameters are discussed and endorsed in the STSC and subsequently in the BF&RC.

Step 3. Data processing & proposal mitigating actions

When the scenario parameters have been finalised, the impact of the scenario on the solvency and liquidity position is determined. Based on the scenario values for the relevant macro-economic and market variables, the impact on amongst others P&L, revaluation reserves, RWA and liquidity buffers are calculated. These outcomes are subsequently used to calculate the evolution of relevant solvency and liquidity ratios, such as the CET1 ratio, the leverage ratio and the regulatory liquidity buffer.

ING Group Annual Report on Form 20-F 2015	F-170

Notes to the Consolidated financial statements - continued

As for the previous steps, the calculated impacts of the scenario are first discussed and endorsed in the STSC, and then in the BF&RC. Depending on the outcomes of the stress test, and the possibly identified vulnerabilities, mitigating actions may be proposed. Approval of these mitigating actions takes place in the MBB.

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

Economic capital

Economic Capital (EC) is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. In general, EC is measured as the unexpected loss above the expected loss at a given confidence level. This economic capital definition is in line with the net market value (or surplus) definition. The EC calculation is used as part of the CRR/CRD IV Pillar II Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the supervisor.

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

Economic capital and regulatory capital

Economic capital and regulatory capital (RC) are the main sources of capital allocation within ING Bank. Both of these capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic and regulatory-based risks it faces. The concept of EC differs from RC in the sense that RC is the mandatory amount of capital that is defined under Pillar I while EC is the best estimate of Pillar II capital that ING Bank uses internally to manage its own risk. EC is a non-accounting measure that is inherently subject to dynamic changes and updated as a result of ING Bank’s portfolio mix and general market developments. ING Bank continuously recalibrates the underlying assumptions behind its economic capital model which may have an impact on the values of EC going forward.

F-171	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The tables below provide ING Bank’s EC and RC by risk type and business line. For 2015, both the total RC and EC increased compared to 2014. Both are well below the total amounts of available capital of EUR 51,052 million based on CRR/CRD IV phased-in rules. Details regarding the available capital can be found in the Capital Management paragraph, section ‘Capital Adequacy Assessment’.

Economic and Regulatory Capital by risk type
	Economic capital		Regulatory capital
	2015	2014	2015	2014
Credit risk	20,057	21,353	21,234	20,148
Market risk	8,581	7,369	771	858
Business risk	2,571	2,609
Operational risk	4,748	3,781	3,451	2,700

Total banking operations	35,957	35,112	25,456	23,706

Economic and Regulatory Capital by business line combination
	Economic capital		Regulatory capital
	2015	2014	2015	2014
Wholesale Banking	12,127	13,236	12,195	11,038
Retail Banking Benelux	9,237	8,459	7,159	6,907
Retail Challengers & Growth Markets	10,729	9,562	5,886	5,451
Corporate Line [1]	3,864	3,855	216	310

Total banking operations	35,957	35,112	25,456	23,706

1	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

The main changes in and differences between ING Bank’s economic capital and regulatory capital are:

•	As of 2015, the final EBA guidelines on common procedures and methodologies for the SREP are taken into account. As a result, the capital adequacy assessment in this section disregards any inter-risk diversification in the EC calculation, although ING Bank is of the opinion that applying diversification across different risk types reflects economic reality. In case diversification was taken into account, the total EC would decrease with EUR 5.7 billion to EUR 30.3 billion. Note that for RC diversification was never taken into account;

•	Apart from the below described risk specific differences, the EC numbers are based on a 99.95% confidence level, while the confidence level is 99.9% for RC. The EC figures include business risk, while there is no business risk defined for RC;

•	The credit risk EC methodology includes internally calibrated asset correlations and excludes conservative floors otherwise present in the credit risk RC calculations. Furthermore, credit risk EC includes transfer risk while RC does not. Economic capital for credit risk decreased in 2015, mainly due to double counted CVA capital in December 2014, besides a decrease of CVA exposure and ONCOA. More information on the Credit Risk EC can be found in the ‘Credit Risk Capital and Measurement’ section;

•	The market risk EC is higher than the RC primarily due to the inclusion of the interest rate risk in the banking books in EC. In RC, only market risk in trading books is in scope. Furthermore, for Equity Investments the EC figures are reported under market risk, while the RC figures are reported under credit risk. The reported EC numbers increased mainly due to an appreciation of the Bank of Beijing position, resulting in higher FX translation risk due to an increase in the CNY mismatch and increase in equity price risk. More information on the Market Risk EC, please refer to the ‘Economic capital for market risk’ section;

•	For operational risk, the EC calculations are done using the same methodology as for RC apart from the application of a 99.95% confidence level. The increase in 2015 in both RC and EC is due to a model recalibration to improve the accuracy in the tail of the loss distribution and the increased impact of external loss data. More information on the Operational Risk EC, please refer to the ‘Advanced Measurement Approach’ described in the Non-Financial Risk section;

EC and RC do not cover liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities, at reasonable cost and in a timely manner, when they come due. ING Bank has a separate liquidity management framework in place to manage this risk, which is described in the funding and liquidity risk section.

Regulatory environment

After the turmoil in the financial markets and the subsequent need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. This has resulted in more stringent regulations intended to avoid future crises in the financial system and taxpayers’ aid in the future.

ING Group Annual Report on Form 20-F 2015	F-172

Notes to the Consolidated financial statements - continued

CRR/CRD IV and upcoming regulations

To accomplish this, a new Basel accord (Basel III) was adopted in 2010 and consequently translated into regulation by the EU in the Capital Requirement Regulation (CRR) and a Capital Requirement Directive IV (CRD IV). The CRR is binding for all EU member states and became effective per 1 January 2014, while CRD IV has been implemented in local legislation – in the Netherlands in the ‘Wet Financieel Toezicht’ (WFT). The CRR/CRD IV requirements are further detailed out by European Banking Authority (EBA) in the form of Implementing Technical Standards (ITS), Regulatory Technical Standards (RTS), Implementing Acts and Delegated Acts (among others the Leverage Ratio and the Liquidity Coverage Ratio). Although not all definitions and parameters of the CRR/CRD IV have been finalised, the key principles have been included in both ING’s risk appetite framework and daily risk management.

As next phase in regulatory requirements for banks’ risk and capital management, the regulators are focusing on the required capital calculations across banks. Since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and specifically on whether internal models are appropriate for such purposes. These developments have suggested that stricter rules may be applied by a later framework.

The Basel Committee on Banking Supervision (BCBS) released several consultative papers, containing proposals to change the methodologies for the calculation of capital requirements. Within these proposals BCBS suggests methods to calculate RWA using more standardised or simpler methods in order to achieve greater comparability, transparency and consistency. These proposals will likely impact RWA for currently reported exposures (e.g. credit risk via revised standardised RWA floor) but may also lead to new RWA requirements (e.g. Interest Rate Risk in Banking Book proposals).

ING Bank participates in this debate by providing to regulators both conceptual feedback on the proposals and data for their Quantitative Impact Studies (QIS). ING Bank is of the opinion that internal models better reflect the risks in its business model, its customers and its credit quality than a standardised approach.

Bank Recovery and Resolution Directive

Another important element of the regulatory reforms is the Bank Recovery and Resolution Directive (BRRD) that was adopted by the European Parliament in 2014. The BRRD provides rules on insolvency proceedings in the case of failing banks with the aim of safeguarding financial stability and preventing public funding of losses by making use of amongst other the bail-in tool. To comply with the new rules, banks across the EU need to have recovery plans in place and cooperate with resolution authorities to determine the preferred resolution strategy. To ensure the effectiveness of the bail-in tool, the BRRD requires banks to meet a Minimum Requirement for own funds and Eligible Liabilities (MREL). In addition, ING Bank being a global systemically important bank (G-SIB) needs to comply with the Total Loss Absorption Capacity (TLAC) proposal that was published by the Financial Stability Board (FSB) in November 2015. For further details regarding MREL and TLAC we refer to the Capital Management section.

ING supports the bail-in concepts as they are an important component of the new regulatory framework, aimed at reducing the possibility that tax payer money will be needed to bail-out institutions in the future. The bail-in concept has therefore also been at the heart of the preparatory discussions that ING has had with the resolution authorities since 2012. This resulted in a first resolution assessment that will serve as input for the transitional plan by Single Resolution Board (SRB) wherein SRB together with the local resolution authorities will define (i) the point of entry (either being a Single Point of Entry or a Multiple Point of Entry), (ii) the MREL bail-in requirements on a consolidated and a subsidiary level and (iii) the impediments to resolution that need to be addressed.

Further, ING Bank has set up an all-encompassing Recovery Plan to ensure the bank’s readiness and decisiveness to tackle financial crises on its own strength. This plan is effective since 2012 and updated on an annual basis to make sure that it remains fit for purpose.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the Basel Committee published Principles for Effective Risk Data Aggregation and Risk Reporting (also referred to as PERDARR or BCBS239), following a recommendation made by the Financial Stability Board (FSB). The requirements aim to strengthen risk data aggregation and risk reporting practices at banks to improve their risk management practices. Banks indicated as G-SIBs – including ING Bank – are required to implement the principles by 2016. As a first step of the implementation, ING Bank performed a ‘stocktaking’ self-assessment survey in 2013 and another assessment in 2014 to monitor the progress made. The publication of the principles coincide with several projects and programs to strengthen risk data aggregation and risk reporting practices that were already underway before these new requirements were published. During 2015 a project was set-up to ensure compliancy with BCBS239 by addressing the items that are not part of the aforementioned projects and programs.

Risk developments in 2015

Risk developments listed below are defined as the risks that may have a potentially significant impact on our business and for which it is difficult to quantify the impact on the organisation. They are triggered in general by unexpected events, and they may introduce volatility in earnings or impact ING’s long-term strategy. The topics have emerged either as part of the annual Risk Assessment that is performed as part of the Stress Testing Framework and the Risk Appetite Framework. The sequence in which the top risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

F-173	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Impact of low interest rate environment

In 2015, interest rates in the Eurozone and other main home countries continued to decrease. Central banks held their rates at very low and even negative levels, thereby negatively impacting short-term as well as long-term market rates. The Eurozone crisis in combination with uncertainty on the growth potential of the world economy and the geopolitical tensions are the main reasons for this development.

The typical interest rate position for ING Bank is that the duration of the assets is slightly higher than the duration of the liabilities. Given this mismatch, decreasing interest rates are under normal circumstances favourable for the interest income of ING Bank: liabilities reprice more quickly than assets, and therefore the average interest rates paid on liabilities should adapt more quickly to lower market interest rates. This would then support ING Bank’s net interest income.

However, given the current unusual situation with persistent low interest rates, the following may put the ING Bank’s Net Interest Margin (NIM) and Net Interest Income (NII) under pressure:

•	On mortgages, ING Bank could be confronted with higher than expected prepayment rates because of the difference between the rates of the existing mortgage portfolio and the prevailing market rates.

•	On savings, NII and NIM may decrease due to a further decline in yields on assets, while possibilities for further reduction of client rates on savings deposits are limited.

Business lending Benelux

ING Bank’s Business Lending portfolio, defined as lending to corporates in the business line Retail Banking, is concentrated within the Benelux. Due to its footprint, ING is an important lender to SME in the Benelux and exposed to risk in that sector. Following the gradual improvement of the economic environment, the risk costs decreased materially compared to last year. The Netherlands showed a decrease in the non-performing loan amounts, but still highly impacted by the sectors transportation & logistics - especially coastal and deep sea freight transport -, services and Food, beverage & personal care. The non-performing loan amounts in Belgium and Luxembourg increased over 2015. This increase is partly due to a deterioration of the credit quality and partly due to amended forbearance policies.

Macroeconomic developments

Several geopolitical and macroeconomic topics impacted ING Bank’s operating environment in 2015, amongst others the ongoing conflict in Ukraine, the re-emerged Greek crisis and impact of the low oil and gas price.

In the light of the ongoing conflict in Ukraine, ING continued the intensified monitoring processes and tightened acceptance criteria that were already ignited in 2014. The economic outlook for both Russia and Ukraine is negative and reflects (i) the increasingly subdued medium-term outlook, exacerbated by the prolongation of the Ukraine crisis, including the impact of expanded international sanctions, (ii) the gradual but ongoing erosion of Russia’s FX buffers, (iii) Russian borrower’s restricted international market access and (iv) low oil prices. Our risk appetite will therefore remain limited and only new exposures with sufficient risk mitigation will be considered. We will focus on international business clients and export-oriented companies.

In the course of 2015 the uncertainties around Greece emerged with a peak in the summer where bailout terms were rejected by the Greek people via a referendum and the failure to make the IMF loan repayment in June 2015. In this situation, ING Bank closely monitored its Greek exposure. ING has no banking activities in Greece, but we have a limited direct exposure on Greece and a negligible sovereign exposure. Our Greek exposure consists of corporate lending, mainly to the shipping industry. Since the successful renegotiations and the Greek parliament elections the situation improved and the debate on a potential Grexit has muted.

The oil price seemed to have reached a low early in the year and soon started to climb but it fell back midyear and remained low in the second half of the year. ING has a well-diversified portfolio of clients active in the oil & gas markets and we service clients active in upstream, midstream and downstream sectors. The part of the portfolio that faces direct exposure to oil & gas price-risk is limited. Nevertheless, ING closely monitors the financial and operational performance of all its clients active in the oil & gas sector.

For additional information on macroeconomic developments in 2015 please see the ‘Market & regulatory context’ section in the report of the Executive Board.

Cybercrime

Cybercrime is a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. ING continued building on its Cybercrime Resilience Programme moving to further enhance the control environment to protect, detect and respond to e-banking fraud, Distributed Denial of Service (DDoS) and targeted attacks (also called Advanced Persistent Threats). Additional controls are being embedded in the organisation as part of the overall internal control framework and re-assessed against existing and new threats.

ING Group Annual Report on Form 20-F 2015	F-174

Notes to the Consolidated financial statements - continued

Credit risk

Introduction

The credit risk section provides information on how ING Bank manages, measures and monitors credit risk and gives an insight into the ING Bank portfolio from a credit risk perspective. Prior to providing insight into the portfolio, we will explain how ING Bank ensures that credit risk is properly addressed and managed within ING Bank.

Governance

Credit Risk (CR) within ING Bank is part of the second line of defence (the front office being the first, internal audit the third) and aligns the credit risk taking with the strategic planning of ING Bank. It is responsible for reviewing and managing credit risk including environmental and social risk for all types of counterparties. CR consists of line credit risk managers who are responsible for their business lines and manage specific portfolios and experts who support both the line credit risk manager as well as the business with tools like credit risk systems, policies, models and reporting. To ensure the independence of the risk function the CR General Manager is functionally responsible for the global network of credit risk staff.

ING Bank’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of the top-down risk appetite framework, which sets concentration limits for countries, individual counterparties, counterparty groups and investment activities. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/reward guidelines and controls which is also linked to the Medium Term Plan (MTP) process.

Credit analysis at portfolio level is a function of different concentration levels and various metrics like Economic Capital (EC), Regulatory Capital (RC), Exposure at Default (EAD), Probability of Default (PD) and Loss Given Default (LGD). The risk/reward is monitored and managed at portfolio level by Risk and Finance together to ensure efficient use of ING Bank’s capital. Credit analysis at facility level is also risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. Risk adjusted return on capital (RAROC)-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING Bank’s credit analysts make use of publicly available information in combination with in-house analyses based on information provided by the counterparty, peer group comparisons, industry comparisons and other quantitative techniques and tools.

Within ING Bank, the ultimate authority to approve or decline credit proposals resides with the Management Board Banking (MBB). The MBB has further delegated authorities, based on amounts and tenors to lower levels in the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with support of the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by CR and any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

The CR role encompasses the following activities:

•	Measurement, monitoring and management of the credit risks in the Bank’s portfolio;

•	Challenging and approving new transactions or any changes to previously approved terms and conditions applicable to clients;

•	Management of the levels of provisioning and risk costs, and advise on impairments; and

•	Providing consistent policies and systems and tools to manage the credit lifecycle of all credit risk taking activities.

The following committees are in place to discuss and approve transactions and policies from a CR point of view. The Global Credit Committee for Transaction Approval (GCC(TA)) is mandated to discuss and approve transactions entailing taking of credit risks. Next to that is the Global Credit Committee Policy or ‘GCC(P)’ which is authorised to discuss and approve policies, methodologies and procedures related to Credit, Country and Reputation Risks for ING Bank. The Credit Risk Committee (CRC) is authorised to discuss and approve policies, methodologies and procedures related to Credit Risk (with the exception of issues which are mandated to GCC(P)) within ING Bank.

The Models Development Committee (MDC) serves as a technical advisor to CRC and is a planning body for future model development. The MDC has a delegated mandate to approve credit risk models which cover smaller portfolios. The ING Bank Provisioning Committee (IPC) is the sole Approval Authority that can approve Loan Loss Provisions (LLP) amounts for all ING Bank entities and can decide on the quarterly debt, equity and real estate impairments in Available for Sale (AfS) books.

Credit and Trading Risk is the combination of Market Risk Management Bank (MRMB) in Trading books and Credit Risk Management. This function integrates highly interdependent credit and market risk trading management activities. As such, it takes care of portfolio management for retail, corporate and Financial Institutions/Financial Markets (FI/FM) (including the Market Risk Product Control function), (transaction) approval, restructuring, ESR and policy and regulations within its area.

F-175	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Credit risk definitions

Credit risk is the risk of loss from the default and/or credit rating deterioration of counterparties (including bond issuers). Credit risks arise in ING Bank’s lending, financial market and investment activities.

CR uses risk categories to differentiate between the different types of credit risk. All products within ING Bank are aggregated to one of the following risk categories:

•	Pre-settlement risk (PS): arises when a counterparty defaults on a transaction before settlement and ING Bank has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Bank replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market) plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% confidence level.

•	Money market risk (MM): arises when ING Bank places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING Bank may lose the deposit placed. Money market risk is measured as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

•	Lending risk: arises when ING Bank grants a loan to a counterparty, or issues guarantees on behalf of a counterparty. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the notional amount of the financial obligation that the counterparty has to repay to ING Bank, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

•	Investment risk: is the credit default and risk rating migration risk that is associated with ING Bank’s investments in bonds, commercial paper, securitisations, and other similar publicly traded securities. This can be viewed as the worst-case loss that ING Bank may incur as a result of holding a position in underlying securities whose Issuer’s credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING Bank’s investments in the banking books is for liquidity management.

•	Settlement risk: is the risk that a counterparty will fail to deliver on financial markets (PS or MM) transaction/contract at Settlement and ING Bank could lose up to 100% of the value expected to be delivered. Settlement Risk arises when there is an exchange of value (funds or instruments) for the same value date or different value dates and receipt is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING Bank delivers but does not receive delivery from ING Bank’s counterparty. ING manages Settlement Risk in the same way as other risks including a per borrower risk limit structure. However, because of the short term nature and per definition double count of Settlement Risk, ING Bank does not hold provisions or capital for specific Settlement Risk. Although a relatively low risk, ING increasingly uses DVP (Delivery versus Payment) and FITO (First In Then Out) payment techniques to reduce Settlement Risk.

For the reconciliation between credit risk outstanding categories and financial assets we refer to the section ‘Credit risk management classification’ as included in the chapter ‘Accounting policies’.

Credit Risk Appetite and Concentration Risk Framework

The Credit Risk Appetite and Concentration Risk Framework enables ING to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. Concentration Risk is measured based on the Credit Risk Exposure Amount. Credit risk exposure is the total amount of outstanding plus the unused portion of commitments. It can be measured on various levels, such as customer, legal or economic one obligor group, product, portfolio, customer type, industry, and country. Each level is in turn broken down from the consolidated ING Bank NV level to a local branch/unit level.

ING Group Annual Report on Form 20-F 2015	F-176

Notes to the Consolidated financial statements - continued

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

Credit risk appetite statements are defined top-down across the credit risk categories (pre-settlement, money market, lending, investment), and connected to ING Bank high-level risk appetite across all risk types (credit, market, business and non-financial risk). They consist of a set of high-level credit risk metrics: expected loss, economic capital, risk-weighted assets and exposure at default. For each credit risk metric a boundary is set that is cascaded down and monitored on a monthly basis. The adherence to the boundaries and the pro-active approach to manage the portfolio within the risk appetite boundaries are part of the key performance indicators of the business line managers and as such have a direct impact on their remuneration.

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

F-177	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Every country where ING has exposure has a country limit which is reviewed monthly and updated when needed. The country limit is a function of various factors including amount of capital consumption, GDP of the country, internal rating, and amount of funds entrusted generated. In case the utilisation is above 90%, the respective credit risk manager is expected to take action to bring the utilisation below 90% or to submit to the relevant approval mandate holders a country limit review requesting a higher limit to accommodate the increasing exposure. In case of countries with elevated levels of geo-political or severe economic cycle risk like Ukraine and Russia in 2014, the monitoring is performed on a more frequent basis with strict pipeline and exposure management to protect ING Bank from adverse impacts.

Single name and sector concentration

ING Bank has established the concentration risk framework in order to identify, measure and monitor concentrations at country, portfolio and/or counterparty level. It consists of single name concentration i.e. losses due to the unexpected default of a single counterparty. Sector concentration (systemic risk): substantial increase of the ING Bank risk profile (expressed in increased risk weighted assets) due to the joint deterioration of a group of correlated counterparty/transactions, sensitive to the same external (macro-economic) factor(s) related to their geographic location, exposure class or industry. The LGD of a single name concentration is measured against a maximum LGD amount.

Scenarios and stress tests

Stress testing is a valuable risk management tool. Stress testing evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially-healthy on-going concern after a severe event occurs. In addition to the bank-wide stress test framework as described in the risk profile section of ING Bank, CR performs stress tests on a monthly basis in order to continually assess the portfolio risks and concentrations. These monthly stress tests are consistent with the stress scenario as established in the ING Bank wide credit risk appetite framework. The monthly stress tests are reviewed in the Risk and Capital Integration team and potential management actions are proposed if necessary.

ING Bank performs periodical stress tests based on a standardised and pre-determined 1-in-10 year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and EC are recalculated to assess what the combined impact of such a year would be. The additional CRWA that ING should allocate in such an event is named CRWA-at-Risk. These stress test results are submitted to CPC on a periodical basis, in which the results are explained and discussed. If needed, actions are formulated.

Next to the periodical pre-determined stress test related to CRWA-at-Risk, CR performs ad-hoc stress tests based on severe but plausible scenarios. These stress tests can be for internal purposes or at the request of the regulators and are input for future Credit Risk Appetite setting. Stress testing is used as an additional safety net within CR. Through stress tests the impact of severe but plausible downturn scenarios are determined, which might not be captured in the regular rating models (Probability of Default, Loss Given Default and Exposure at Default). Therefore, next to the Pillar I and Pillar II capital calculations, based on the results of various stress test, ING Bank ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

Product approvals

Across ING Bank the product approval and review process ensures effective management of risks associated with products. It ensures that sound due diligence is performed by relevant stakeholders to ensure that risks (credit, operational, legal, etc.) are mitigated.

Risk programs

Within ING we distinguish between risk programs for Retail Banking and risk programs for Wholesale Banking business.

The Retail risk portfolio program is defined as a set of policies and processes, which are laid down to manage a retail risk portfolio within a predefined risk appetite statement. A retail risk portfolio is defined as a group of sufficiently homogeneous credit assets, where:

•	A consistent set of credit policies and processes for approving a high volume of counterparties and transactions could be applied;

•	Exposures could be pooled and managed through a set of standard policies and procedures over its entire life cycle.

ING Group Annual Report on Form 20-F 2015	F-178

Notes to the Consolidated financial statements - continued

A risk appetite statement in the context of a retail risk portfolio program is a pre-defined set of minimum performance criteria.

The Wholesale Banking risk program is a detailed analysis of a defined product and/or industry that identifies the major risk drivers and mitigants, the internal business mandate, and proposes the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit - to undertake that business. A risk program is always prepared by the Front Office responsible for the internal business mandate and requires an approval from the ING Bank Global Credit Committee (unless specifically delegated to a different approval mandate).

Reference benchmarks

A Reference Benchmark is the maximum appetite for Credit Risk per Legal One Obligor Group. It is expressed as a (Benchmark) Exposure at the Concentration Risk level, which corresponds to a (maximum) internal capital consumption for Credit Risk. It is used as a reference amount tool in the credit approval process and can be waived on the basis of proper arguments.

Credit approval process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of counterparty (corporate, banks/financial institution, structured products clients) there is a separate process. The line credit risk managers are organised along the business lines of ING Bank and are specialised in the relevant area of expertise. The credit approval process is supported by, amongst others, a credit approval system which ensures consistency and completeness; a risk rating system which contains all the risk rating models to ensure a proper rating is given to a counterparty and a limit and exposure monitoring system which subsequently feeds into the credit approval system. The rating model is used to indicate a counterparty’s creditworthiness translated into a probability of default (PD), and to determine the maximum risk appetite that ING Bank may have for a given type of counterparty (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) also depends on the risk rating. ING Bank has a rating system with in total 22 grades (1=highest rating; 22=lowest rating) and are split in the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Sub-standard (Risk Rating 18-19);

•	Non-performing (Risk Rating 20-22).

Credit risk capital and measurement

Credit risk capital

Regulatory Capital (RC) is a law based prudent measure defined by regulators and serves as the minimum amount of CET 1, Additional Tier 1 and Tier 2 capital required to absorb unexpected losses. RC is the minimum amount of capital (based on 99.90% confidence level) that ING Bank must hold from a regulatory perspective as a cushion to be able to survive large unexpected losses.

RWA comparison

Comparison of RWA and risk weights across institutions is inherently challenging. Differences in RWA among banks have been classified by the Bank for International Settlements (BIS) in 3 categories:

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

Risk based drivers

ING Bank’s portfolio is heavily dominated by secured lending especially in the areas of residential mortgages, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA calculation. Another important element of the ING business model is the focus on retail exposures collateralised by residential property. ING’s retail portfolio is mainly comprised of residential mortgages. The regulatory formula for this exposure class tends to result in the lowest RWA, all other factors being equal.

Practice based drivers

ING Bank tries to have an ‘early in early out’ approach to troubled exposures. This means that ING has a conservative default definition. This will have a direct impact on the level of RWA. In addition to an impact on RWA, the conservative default definition implies that many of both corporate and retail customers classified as non-performing are not overdue for more than 90 days in either interest or principal. For most customers, ING uses a borrower rating which means that a customer will only have one PD regardless of the type(s) of transactions done with ING Bank. This means that if one facility is in default, usually all facilities of the client are in default. Once the customer is deemed performing, a non-default PD will be given to the borrower. Non-performing clients which were granted forbearance measures need to stay non-performing for a minimum of one year starting from the moment they are classified as forborne. Only after this probation period the clients may become eligible to be changed back to performing.

F-179	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Regulatory environment

ING Bank is regulated by many host supervisors; however the primary supervising entity is ECB. ECB supervises that the regulatory rules (CRR/CRDIV/Technical Standards) are adhered to, including through a strict ‘significant change’ approach that requires all changes to the internal models (PD, LGD and EAD) above a threshold to be reviewed and approved by ECB.

Comparing capital levels across banks is a challenging exercise because of different risk profiles, differences in applied risk based drivers, practice based drivers and regulatory environment (e.g. Advanced Internal Rating Based approach or the Standardised Approach). These factors have a substantial impact on the regulatory capital / RWA of a financial institution. ING Bank continues to work with industry groups including Enhanced Disclosure Task Force (EDTF) and strives to adhere to the latest BCBS recommendations to improve the transparent reporting of our capital calculations.

Economic Capital (EC) reflects ING Bank’s own view on credit risk, which allows it to be used in decision making processes at transaction level, counterparty level and (sub) portfolio levels. Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. EC is the minimum amount of capital required to cover for unexpected losses within a 99.95% confidence level and a 12 months’ time horizon. It is used throughout ING Bank in the decision making process (mainly wholesale banking), in risk adjusted counterparty and portfolio profitability measurement tools (wholesale banking and retail), in investment and divestment decisions, in the country risk framework and in concentration risk management such as risk appetite statements (RAS), single name concentration and the systemic risk reports (sector concentration report).

An important characteristic of the CR infrastructure and framework is that models are built for several purposes, including EC, RC and Loan Loss Provision. These rating models are broadly used throughout the ING Bank organisation which is therefore compliant with the Basel Use Test requirement and ensures active feedback on the risk parameters by business units.

The short overview below shows the main differences between RC and EC, within ING Bank.

Conceptual differences between Regulatory Capital and Economic Capital
Regulatory Capital	Economic Capital
For portfolios which are reported on SA, the CRR/CRD IV compliant look-up tables are used to determine risk weights.	EC for SA portfolios is calculated by means of AIRB based unexpected loss formula which is based on the corresponding PD, Downturn LGD and EAD inputs.

The 1.06 regulatory scaling-factor is used.	No scaling-factor is used.

Regulatory LGD values including potential downturn adjustment are used.	Downturn LGD values which include potential downturn adjustments are employed

For non-Sovereign exposures the PD values are floored at 3 BPS.	Non-floored economic PD values are used.

For Securitisations the risk weights are determined by applying the CRDIV complaint external rating based look-up tables. For securitisations where ING acts as sponsor the Internal Assessment Approach is used.	EC for securitisations is calculated by applying the Corporates formulae within the CRR framework (based on internal PD, EAD, DLGD values and remaining maturity).

For exposures from 1 year and longer: PD values represent the PD for 12 months.	For exposures from 1 year and longer: PD values represent the PD for 12 months.

Shorter than 1 year: 1 year PD values are used. Next to the PD, there is the maturity adjustment: always set to 1 year (for tenors shorter than 1 year) unless, the product is placed on a list of self-liquidation and or trade related products that is CRC approved (in line with the CRR). These should be seen as ‘not part of the institution’s ongoing financing of the obligor’ (CRR article 162).	Shorter than 1 year: except for lending to clients rated 11 and worse (1 year PD floor), all PD’s are floored at 1 month. So an exposure with a remaining tenor of 6 months will have a PD value based on 6 months.

Regulatory EAD is employed for all exposures.	Economic EAD is employed for all exposures.

The CRR/CRDIV based confidence level of 99.90% is used.	Linked to Risk Appetite, a confidence level of 99.95% is used.

CRR/CRDIV compliant correlations are used.	ING specific correlations are used, in order to capture the ING portfolio specifics including diversification benefits, concentration risk and single name risk.

Since 2014 CVA Capital Charge is added to Regulatory Capital for credit risk.	CVA risk is taken into account as calculated under Pillar I based on the CRR Standardised Approach.

In the Solvency Report other non-credit obligation assets (ONCOA) are included.	Credit risk related ONCOA items are included.

EC is calculated using the economic values of rating models (PD, EAD and LGD). In line with regulatory requirements, so-called ‘significant changes’ to these rating models are communicated to the regulator for approval. Significant changes relate to the impact on Credit RWA (Pillar I) or to the significance (size) of the model for the ING Bank portfolio.

ING Group Annual Report on Form 20-F 2015	F-180

Notes to the Consolidated financial statements - continued

Credit risk measurement

There are two ways to measure credit risk within ING Bank’s portfolio, depending on whether the exposure is booked under an ING office which is permitted by the ECB to use the Advanced Internal Rating Based (AIRB) approach, or if it falls under the Standardised (SA) approach.

Standardised Approach (SA)

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

Advanced Internal Rating Based Approach (AIRB)

There are five elements that drive the determination of risk weighted assets under the AIRB approach.

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

Exposure at Default (EAD): The second element is the counterparty’s exposure at default. These models are intended to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstanding that may occur on that date is also not known, ING Bank uses a combination of statistical, expert and hybrid models to estimate the Exposure at Default. With the exception of guarantees and letters of credit, the EAD is always equal to or higher than the associated credit risk outstanding, under the assumption that counterparties tend to absorb liquidity from available credit resources before financial problems become apparent to the counterparty’s creditors. The EAD is largely a function of the type of credit facility (revolving, overdraft, term) offered to the borrower.

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

Maturity (M): The fourth element is the time to the maturity of the underlying financial obligation. Regulations (CRR/CRDIV) floor the maturity element at one year and cap it at five years, despite the fact that many obligations extend their facilities for longer than five years.

Exposure Class: The fifth element is the exposure class (a grouping of credit risks associated with a common obligor type or product type) which is a driver for the correlation factor. To calculate risk weighted assets the default correlation between a transaction and all other transactions in the portfolio are taken into account. The correlation factor determines which portion of the standalone risk of a transaction is retained when the transaction is included in the portfolio and the portfolio diversification benefits are taken into consideration.

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

Under the RBA, the RWA are determined by multiplying the amount of the exposure by the appropriate regulatory risk weights, which depend on:

•	The external rating or an available inferred rating;

•	The seniority of the position;

•	The granularity of the position.

F-181	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

There are three types of modelling which form the foundation of these PD, EAD and LGD models used throughout the Bank:

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

Pre-Settlement measurement models.

For regulatory capital the Pre-Settlement (PS) exposure is calculated using a Marked to Market (MtM) plus regulatory-based add-on. For internal capital purposes ING Bank uses two methodologies to calculate its PS exposures. Ideally, all parts of ING Bank would apply identical methodologies at all times. However, it is recognised that the ability to implement risk measurement methodologies is highly dependent on systems capabilities, and in certain cases the benefits of implementing a methodology may not be justified by the costs. Therefore more than one methodology is presently in use at ING Bank.

•	MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum between the MtM of the trade and the model-based add-on. The MtM fluctuates through the life of the contract. The model-based add-on is product-specific, and takes into account remaining time to maturity, profiling per time-buckets etc. add-ons are updated with a frequency that takes into account the major market changes. This methodology is used for pre-deal exposure assessment of all ING Bank financial markets products and for post-deal risk calculations for financial markets portfolios for which computational efforts and costs associated with implementation of Scenario Simulation approach are not justifiable;

•	Scenario Simulation approach (Monte Carlo approach): Scenario Simulation approach is the most complex of the methods for PS risk calculations. This approach is the only approach that fully takes into account the daily market conditions, including correlations between the risk factors and portfolio benefits. This approach is also referred to as Monte Carlo (MC) approach and is currently used for the largest volume of derivative products such as FX and interest rate derivatives. ING Bank is in the process of implementing this approach for more products. The monitoring of the PS exposures and the limit setting for the products within the scope of the MC approach are based on the exposures resulting from the MC approach, the pre-deal check exposure assessment is based on the MtM plus model add-on approach. In 2015 ING has transferred its Monte Carlo based measurement of pre-settlement exposure running on external systems, to an internal system which is also used for calculating accounting CVA.

In addition to the two approaches, ING recognises that certain trading products that are outside of this scope may be deemed insufficiently accurate. For example, highly structured or exotic derivative transactions may differ significantly from the generic transactions used to calculate the add-ons. For the assessment of risk exposures of such complex products a bespoke calculation is made.

ING Group Annual Report on Form 20-F 2015	F-182

Notes to the Consolidated financial statements - continued

The figure below provides a high level summary of the application of model outcomes (PD, EAD and LGD).

Credit risk model governance

All PD, EAD and LGD models are built according to the ING Bank internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Validation (MV), the Credit Risk Committee (CRC) approves the models. For certain local models, the approval authority is delegated by the CRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the ECB in a quarterly report. In addition, MV validates each model on an annual basis. During such periodical validation the model performance is analysed via amongst others backtesting. Most of the credit models reviewed by MV show a conservative observed performance compared to predicted levels.

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in the CRDIV, the ECB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments, including countries.

ING Bank’s PD rating models are based on a 1-22 scale (referred to as the ‘Masterscale’), which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING Bank rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING Bank rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

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

Risk ratings assigned to counterparties are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored. Over 95% of ING Bank’s credit risks have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Regulatory compliant ratings exceeds 99% coverage by exposure. Some of these models are universal in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance and Leveraged Companies. While other models are more regional or country specific, such as PD models for Small Medium Enterprise (SME) companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

F-183	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Exposure classes

BCBS (Basel Committee) and the European law (CRR/CRDIV) have developed the concept of ‘Exposure Classes’. These are essentially groupings of credit risks associated with a common counterparty type or product type. For the AIRB Approach, most of the exposure classes have subcategories. ING Bank has applied the following definitions to determine Exposure Classes:

•	Sovereigns include Sovereign Government entities, Central Banks and recognised Local / Regional Authorities as well as Supranational Organisations;

•	Institutions include all Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

•	Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

•	Residential Mortgages include all mortgage loans for residential properties; and

•	Other Retail includes all other credit obligations related to Retail SMEs, such as partnerships, one-man businesses and private individuals, such as consumer loans, car loans and credit cards.

•	Securitisations include securitisation programs for which ING Bank acts as an investor, sponsor or originator.

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

The portfolio breakdown of ING Bank per exposure class and per risk category, based on Exposure at Default is shown below. The figures shown in the Credit Risk section are including loans to Group (and also Insurance for 2014) being ‘intercompany loans’, unless stated otherwise:

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2015	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	3.5%	0.0%	8.3%	0.1%	1.6%	0.2%	0.3%	0.0%	13.7%	0.3%	14.1%
Institutions	4.1%	0.4%	2.2%	0.0%	0.3%	0.0%	5.6%	0.1%	12.3%	0.5%	12.8%
Corporate	29.5%	1.1%	0.2%	0.0%	0.1%	0.0%	1.3%	0.0%	31.1%	1.1%	32.2%
Residential mortgages	33.3%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	33.3%	0.8%	34.1%
Other retail	4.5%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.5%	1.3%	5.8%
Securitisation	0.2%	0.0%	0.8%	0.0%	0.0%	0.0%	0.1%	0.0%	1.0%	0.0%	1.0%

Total (ALL)	75.1%	3.6%	11.5%	0.1%	2.0%	0.3%	7.3%	0.1%	95.9%	4.1%	100.0%

Exposure classes ING Bank portfolio per risk category, as % of total EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2014	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.2%	0.0%	9.1%	0.1%	1.0%	0.2%	0.5%	0.0%	12.8%	0.3%	13.1%
Institutions	4.3%	0.2%	2.6%	0.0%	1.1%	0.1%	6.0%	0.0%	14.0%	0.3%	14.3%
Corporate	27.2%	1.0%	0.2%	0.0%	0.1%	0.0%	1.3%	0.0%	28.7%	1.0%	29.7%
Residential mortgages	34.9%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	34.9%	0.7%	35.6%
Other retail	5.0%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%	1.3%	6.3%
Securitisation	0.2%	0.0%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	1.0%	0.0%	1.0%

Total (ALL)	73.8%	3.2%	12.7%	0.1%	2.1%	0.2%	7.8%	0.0%	96.4%	3.6%	100.0%

The figures above display that compared to 2014 the proportion of residential mortgages in the bank’s portfolio has reduced. This decrease was driven by the continued transfer of mortgages from WestlandUtrecht (WU) Bank to NN Bank and the run-off of the WU mortgage book. Excluding these transfers, residential mortgage witnessed a growth in DiBa Germany, Belgium and a slight growth in Australia after the sale of mortgages under Mortgage Management Funding.

ING Group Annual Report on Form 20-F 2015	F-184

Notes to the Consolidated financial statements - continued

Exposure to corporates has increased both in actual volume and as a proportion of the total portfolio with the depreciating Euro having a significant contribution. Excluding the FX impact, lending exposure witnessed growth in Structured Finance, Real Estate Finance and Corporate and FI Lending portfolios.

The investment portfolio decreased slightly in proportion as well as in absolute value and along with fulfilling liquidity requirements it remains a source of supporting assets in Challenger and Growth markets with exposure primarily to European central governments and central banks. Investor and sponsor securitisations comprise the shrinking portfolio of securitisations within ING Bank.

Models used for exposure classes

ING Bank has developed PD, EAD and LGD models for Wholesale Banking and Retail Banking portfolios. PD, EAD and LGD models are subject to CRC (or in some delegated cases: MDC) approval and changes which significantly impact the results require approval from the regulator before implementation. By nature, the above described exposure classes have different, specific characteristics. To capture these specific characteristics and to have suitable valuations and analyses in place, CR is continuously updating and developing models within each exposure class. In total, CR makes use of around 80 different internal models.

ING distinguishes four types of post default scenarios:

•	No Loss – Cure: the Borrower pays all overdue amounts (to the extent ING Bank is legally entitled to) and the asset becomes non-defaulted again. ING Bank does not experience any loss in the process. The relationship is not terminated. The borrower returns back to performing.

•	No Loss – Exit without loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure or the Borrower fully repays. Thereafter the relationship is terminated. ING Bank does not experience any loss in the process.

•	Loss – Exit with loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure. Thereafter the relationship is terminated. ING Bank suffers loss in the process.

•	Loss – Distressed Restructuring: ING Bank restructures the loan agreement so as to recover the exposure after allowing some discount. The relationship with the borrower continues after the restructuring. ING Bank suffers some loss in the process.

Changes in 2015 to credit risk models

Introduction of the Single Supervisory Mechanism of the ECB has led to a change in the implementation timelines. Model updates driven by regulatory guidance were undertaken towards the end of the year and increased RWA by EUR 5.6 billion. The Leveraged Finance LGD model update was the main contributor increasing RWA by EUR 4.2 billion. The CPF LGD model update increased RWA by EUR 1.1 billion. For further details regarding model changes and the subsequent RWA migration in 2015 we refer to the chapter Risk Weighted Assets Migration Analysis in the Pillar III section.

Securitisations

ING Bank primarily plays three roles in its exposure to securitisations programs which are:

ING Bank as Investor

Retail Challengers & Growth Markets has been the primary investor in securitisation transactions within ING Bank. Its core strategy was gathering customer deposits and providing lending products to its retail customers. The savings product is typically the first product to be launched in a country followed by mortgages and other retail products (current accounts, unsecured loans, credit cards etc.). The difference between retail liabilities and own originated retail assets is invested in high quality bonds and when appropriate in certain internal assets originated by other ING Bank entities. The ING Bank strategy has evolved to create more universal banks from the retail operations. In addition, the regulatory requirements for liquidity have become clarified over the last couple of years which decreases the attractiveness of securitisations as a form of liquid buffer. Therefore, ING Bank has greatly reduced its securitisation portfolio over the last years.

ING Bank as Originator

ING Bank occasionally originated own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. However, for a securitisation transaction to be recognised as for RWA reduction, risk transfer alone may be insufficient due to the increasing impact of the maturity mismatch formula. As a consequence, the RWA of the retained tranches for one of the transactions would be higher than the total RWA of the underlying pool before securitisation. In such cases the RWA calculation for the transaction is performed as if it was not securitised. ING Bank has done a very limited number of external transactions as originator.

F-185	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

ING Bank as Sponsor

In the normal course of business, ING Bank structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an Special Purpose Vehicle (SPV). The transactions are often funded by the ING Bank administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. continues to fund itself externally in the ABCP markets. In its role as administrative agent, ING Bank facilitates these transactions by providing structuring, accounting, funding and operations services. ING Bank also provides support facilities (liquidity and program wide enhancement) backing the transactions funded by the conduit. Mont Blanc is fully consolidated into the ING Bank financial accounts.

More information on securitisations is included in the Pillar III section.

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

The customer-centric data model conforms strongly to the three core business needs of ING Bank:

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

Risk rating buckets per line of business

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to Non-performing loan expressed in S&P, Moody’s and Fitch equivalents.

ING Group Annual Report on Form 20-F 2015	F-186

Notes to the Consolidated financial statements - continued

Risk classes ING Bank portfolio, as % of total outstandings [1]
		Wholesale Banking		Retail Banking Benelux		Retail Challengers & Growth Markets[2]		Corporate Line		Total ING Bank
		2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
1	(AAA)	9.4%	6.1%	0.1%	0.0%	7.6%	9.8%	40.2%	42.3%	6.5%	5.6%
2-4	(AA)	10.0%	10.2%	5.3%	5.7%	16.9%	17.0%	0.4%	0.5%	10.3%	10.5%
5-7	(A)	22.1%	23.3%	4.4%	4.1%	15.5%	15.9%	11.9%	11.6%	14.8%	14.8%
8-10	(BBB)	25.1%	27.2%	31.0%	27.7%	35.0%	33.1%	6.3%	14.9%	29.3%	28.9%
11-13	(BB)	24.6%	22.7%	46.0%	47.3%	17.5%	16.8%	38.0%	30.7%	29.4%	29.2%
14-16	(B)	5.4%	6.3%	7.7%	8.6%	5.8%	5.6%	0.0%	0.0%	6.1%	6.8%
17-22	(CCC & NPL)	3.4%	4.2%	5.5%	6.6%	1.7%	1.8%	3.2%	0.0%	3.6%	4.2%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
[2]	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

The risk rating bucket distribution across business lines remained largely stable over the year. Increased regulatory reserve deposit at the De Nederlandsche Bank is the driver behind the increase observed in the proportion of AAA rated assets. An improvement in the ratings for residential mortgages in Retail Banking Benelux due to improved arrears management and more stricter screening rules led to an increased share for 8-10 (BBB) rated category. Similar improvement was also witnessed in the mortgage portfolios in Germany and Australia.

Credit risk types

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings [1]
		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
1	(AAA)	3.0%	1.5%	27.9%	30.0%	13.3%	4.8%	2.4%	1.2%	6.5%	5.6%
2-4	(AA)	4.9%	5.4%	36.6%	33.7%	50.9%	41.5%	11.4%	11.4%	10.3%	10.5%
5-7	(A)	11.1%	10.1%	17.8%	17.5%	5.1%	21.4%	52.7%	58.1%	14.8%	14.8%
8-10	(BBB)	33.1%	33.1%	10.5%	11.0%	24.1%	23.5%	23.8%	20.0%	29.3%	28.9%
11-13	(BB)	35.6%	35.9%	6.8%	6.9%	6.0%	7.7%	7.8%	7.2%	29.4%	29.2%
14-16	(B)	7.8%	8.6%	0.1%	0.6%	0.0%	0.5%	1.1%	1.5%	6.1%	6.8%
17-22	(CCC & NPL)	4.5%	5.4%	0.3%	0.3%	0.6%	0.6%	0.8%	0.6%	3.6%	4.2%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

Most notable was the increase witnessed in the share of 1 (AAA) rated Lending assets which was driven by an increase in regulatory reserve deposits at the Dutch and Belgian central banks. The Money Market category also displayed a positive risk rating migration due to a higher proportion of short term assets placed at central monetary authorities. The majority of the bank portfolio still reports in the BBB and BB rating buckets.

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

F-187	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Risk concentration: ING Bank portfolio, by economic sector [1]
	Wholesale Banking		Retail Banking Benelux		Retail Challengers & Growth Markets		Corporate Line		Total ING Bank
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Private Individuals	0.1%	0.0%	74.0%	73.6%	62.9%	59.6%	0.0%	0.0%	39.4%	40.9%
Commercial Banks	14.3%	15.4%	0.3%	0.3%	7.8%	8.1%	54.6%	45.1%	8.8%	8.8%
Central Governments	10.5%	11.9%	1.2%	1.2%	7.1%	8.0%	34.1%	35.0%	7.0%	7.5%
Non-Bank Financial Institutions	11.7%	12.2%	0.8%	0.8%	4.3%	5.0%	11.3%	19.9%	6.4%	6.5%
Real Estate	10.0%	10.3%	4.7%	4.9%	0.8%	0.7%	0.0%	0.0%	5.8%	5.7%
Natural Resources	13.0%	14.0%	0.4%	0.4%	0.7%	0.6%	0.0%	0.0%	5.7%	5.6%
Central Banks	8.4%	4.2%	0.1%	0.1%	1.6%	1.7%	0.0%	0.0%	4.0%	2.1%
Transportation & Logistics	7.6%	7.4%	1.1%	1.2%	0.4%	0.3%	0.0%	0.0%	3.6%	3.3%
Lower Public Administration	0.9%	0.9%	2.4%	2.7%	7.0%	8.0%	0.0%	0.0%	3.0%	3.5%
Food, Beverages & Personal Care	3.8%	3.4%	2.1%	2.1%	1.4%	1.2%	0.0%	0.0%	2.6%	2.3%
Services	3.1%	2.9%	3.6%	3.3%	0.7%	0.5%	0.0%	0.0%	2.5%	2.3%
General Industries	3.3%	3.8%	1.5%	1.5%	1.7%	1.3%	0.0%	0.0%	2.3%	2.3%
Other	13.3%	13.6%	7.8%	7.9%	3.6%	5.0%	0.0%	0.0%	9.0%	9.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

During 2015, the overall portfolio continued to expand, which caused shifts in the concentration per economic sector. A prominent place is taken by Non-Bank Financial Institutions, due to increased positions at CCPs, and by Commercial Banks which are traditionally the largest concentrations. The Central Bank concentration increased mainly due to regulatory reserve deposits at the Central Banks in Europe and Japan. The concentration of mortgages continued to decrease, reflected in the decreased private individuals figure. The share of Real Estate in the bank’s portfolio increased slightly due to increased exposure in the primary markets.

Country risk

Growth in the portfolio was mainly observed in Wholesale Banking, where Netherlands and Rest of Europe showed the largest increase in absolute figures. On the other hand there was a decrease in Retail Banking Benelux, mainly seen in the Netherlands, due to lower proportion of Dutch mortgages in the overall portfolio.

Largest economic exposures: ING Bank portfolio, by geographic area [1]
	Wholesale Banking		Retail Banking Benelux		Retail Challengers & Growth Markets		Corporate Line		Total ING Bank
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Netherlands	16.5%	15.2%	67.4%	68.5%	0.5%	0.8%	56.5%	49.2%	27.6%	28.2%
Belgium	7.1%	6.6%	30.4%	29.5%	0.6%	0.4%	0.0%	0.0%	12.0%	12.0%
Germany	4.9%	5.0%	0.2%	0.2%	43.7%	44.9%	4.4%	4.1%	13.2%	14.1%
Rest of Europe [2]	40.5%	41.8%	1.8%	1.6%	37.6%	35.9%	1.5%	2.1%	28.2%	27.4%
Americas	18.1%	17.2%	0.1%	0.1%	1.5%	1.4%	0.2%	7.2%	8.6%	7.6%
Australia	0.9%	1.0%			15.9%	16.3%	0.3%	0.3%	3.4%	3.5%
Asia/Pacific	11.2%	12.3%	0.1%	0.1%	0.2%	0.3%	37.1%	37.1%	6.6%	6.8%
Rest of World	0.8%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Geographic areas are based on the primary country of risk and not based on country of residence for private individuals.
[2]	The top 5 exposures within Rest of Europe are to United Kingdom, Spain, France, Poland and Italy

ING Group Annual Report on Form 20-F 2015	F-188

Notes to the Consolidated financial statements - continued

Credit quality

Upturn witnessed in key markets and a trend of improvement in risk costs signal an economic recovery in the operating environment for ING Bank. Since the beginning of the crisis, the quantity and the share of the total ING credit risk portfolio that required special risk management attention had increased. The number and average turnaround time of problematic files has continued to improve in 2015, however is not yet back to pre-crisis levels. Obviously, the length and intensity of the crisis warrants continuous attention for credit quality.

Credit risk categories
	Regular	Watch List	Restructuring	Non-performing
Possible ratings	1–19	1–19	11–20	20-22
Typical ratings	1–14	15–17	18–20	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Impaired	No	No	Yes	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	IBNR	IBNR	IBNR/INSFA/ISFA	INSFA/ISFA

Credit quality: ING Bank portfolio, outstandings
	2015	2014
Neither past due nor impaired	740,890	706,635
Consumer lending past due but not impaired (1–90 days)	4,328	5,143
Non-performing [1]	15,325	16,889

Total	760,543	728,667

[1]	Based on lending and investment activities.

The total ING Bank portfolio registered a robust growth which was driven by asset origination as well as FX movements. The total past due and impaired buckets declined, signalling an improvement in the bank’s economic operating environment. The improvement in the past due but not impaired portfolio is due to the positive impact of better arrears management in the Dutch mortgages portfolio. The impaired loans volume declined with a large contribution coming from Real Estate Finance clients returning to performing status. The level of impaired residential mortgages also reduced in most geographies and especially in the Dutch mortgages portfolio.

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

Aging analysis (past due but not non-performing): ING Bank consumer lending portfolio, outstandings [1]
	2015	2014
Past due for 1–30 days	3,593	4,185
Past due for 31–60 days	652	849
Past due for 61–90 days	83	109

Total	4,328	5,143

[1]	Based on consumer lending. The amount of past due but not non-performing financial assets in respect of non-lending activities was not significant.

F-189	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The improvement in past due obligations was mainly seen in Netherlands Retail (also by far the largest share of the portfolio), where the improved economy and revival of the housing market were the big drivers. At the same time, local risk management actions targeted at lowering arrears and enhancing early warning methodology clearly helped to improve the overall portfolio quality

Wholesale Banking: for business loans (governments, institutions, corporates); ING Bank has adopted a policy to classify the obligor as a non-performing loan as quickly as possible upon the occurrence of a payment default or even before. These are the default triggers:

•	Bankruptcy or financial reorganisation: The Borrower has sought or has been placed (or is likely to seek or be placed) in bankruptcy or similar protection, where this would avoid or delay repayment of the financial asset;

•	The Borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

•	Corporates: more than 90 days;

•	Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING Bank to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default;

•	ING Bank thinks the Borrower is unlikely to pay: The Borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the Financial Asset. The following events could be seen as examples of financial difficulty indicators, but not as default triggers per se:

•	a material breach of contract;

•	the disappearance of an active market for a certain financial asset;

•	the downgrading of a Borrower’s external rating;

•	Restructuring of the credit obligation for non-commercial reasons: ING Bank has granted concessions, for economic or legal reasons relating to the Borrower’s financial difficulty, the effect of which is a reduction in ING’s expectation of future cash flows of the financial asset below current Carrying Amount.

As such, other than the arrear driven approach at Retail Banking, Wholesale Banking has a much more individual name approach, using Early Warnings indicators to signal probable, upcoming, redemption breaches. As a general rule, in line with the Regulatory definition (CRR/CRDIV), ING Bank considers all business loans as non-performing if they are 90 days past due.

Credit restructuring

Global Credit Restructuring (GCR) is the dedicated and independent corporate department that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR deals with accounts or portfolios requiring an active approach, which may include renegotiation of terms & conditions and business or financial restructuring. The loans are managed by GCR or by the Regional Restructuring Units in the various regions and business units.

ING uses three distinct statuses in categorizing the management of clients with (perceived) deteriorating credit risk profile, i.e. there is doubt as to the performance and the collectability of the client’s contractual obligations:

•	Watch List: Usually, but not necessarily, a client is first classified as Watch List when there are concerns of any (potential or material) deterioration in the credit risk profile that is normally connected to the ability of the client to adhere to the repayment obligations or to refinance the existing loan. The grounds for concern are usually caused by indication of Early Warning Signals. Watch List status requires more than usual attention and increased monitoring by quarterly reviews. However at this stage, no specific intervention from ING is deemed necessary and no significant restructuring is expected. Certain clients with a Watch List status may develop into a Restructuring status or even a Recovery status.

•	Restructuring: A client is classified as Restructuring when there are serious concerns of the client’s financial stability, credit worthiness and/or its ability to repay, but where the situation does not call for recalling or acceleration of facilities or liquidating the collateral. ING’s actions aim to maintain the going concern status of the client by:

•	restoring the client’s financial stability;

•	supporting the client’s turnaround in part or in whole;

•	restoring the tension between debt and equity;

•	restructuring the debt to a sustainable situation.

•	Recovery: A client is classified as Recovery when ING decides that the client’s financial situation cannot be restored and wants to end the (credit) relationship. In principle, the exit has to be at lowest risk cost possible. ING will prefer an amicable exit, but will enforce and liquidate collateral or claim on the guarantees, when needed.

Additionally, ING uses three distinct reporting signs in identifying exposures for clients facing financial difficulties with the notion of:

Forbearance: For clients facing financial difficulties, ING might enter into a forbearance agreement with these clients in order to ease the contractual debt service obligation. All ING Business Units/Lines are required to review the clients with Early Warning Signals, Watch List, Restructuring and Recovery classification, to which extent Forbearance is applicable.

Default: For clients with non-performing loan(s) in accordance with the definition of the regulator (Basel/CRR/CRDIV).

Impairment: For clients with impaired loan(s) in accordance with the definition of accounting (IFRS/IAS).

ING Group Annual Report on Form 20-F 2015	F-190

Notes to the Consolidated financial statements - continued

Watch list, Restructuring and Recovery are discussed at least on a quarterly basis between Front Office, respective Credit Risk Management executives and GCR, at which time it may be decided to change the status of an account from Watch list to Restructuring or Recovery or vice versa. Furthermore, all three categories Watch list, Restructuring and Recovery are in scope for forbearance. For further details on forbearance we refer to the Forbearance section.

Non-performing loans

The ING Bank loan portfolio is under constant review. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as non-performing. For the commercial lending portfolios, there generally are reasons for declaring a loan non-performing prior to being 90 days past due. These include, but are not limited to, ING Bank’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the non-performing category. ING Bank identifies non-performing loans as those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.

The table below represents the economic sector breakdown of credit risk outstandings for loans and positions that have been classified as non-performing loans.

Non-performing Loans: ING Bank portfolio, outstandings by economic sector [1]
	2015	2014
Private Individuals	5,580	6,308
Real Estate	2,562	3,279
Natural Resources	1,352	929
Builders & Contractors	1,037	1,119
Services	796	694
Other	3,999	4,560

Total	15,325	16,889

[1]	Economic sectors not in the top 5 are not shown separately but grouped in Other.

The overall amount of NPLs decreased in 2015, mainly witnessed in the Private Individuals and Real Estate sectors. The decrease in NPLs for the Private Individuals segment is mainly due to the improved credit quality in the Dutch mortgage portfolio resulting from the improved economic conditions in the Netherlands. The decline in NPLs in the real estate sector was driven by both cures as well as write-offs. The most notable increase in NPLs was in the natural resources sector, where the global commodity prices and the ongoing conflict in the Ukraine are impacting client performance and ratings.

F-191	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Provisions

Loan Loss provisions are calculated and accounted for in accordance with International Financial Reporting Standards (IFRS-IASB). LLP are reported for financial assets that are measured against amortised costs (Loans and Receivables, Held-to-Maturity Investments). There are three types of LLP:

•	Individually Significant Financial Asset (ISFA) Provisions: when there is objective evidence that a financial asset is defaulted as result of one or more prescribed events that trigger a default. In such case, ING assigns a risk rating 20, 21 or 22. Specific provisions are calculated if the exposure to a Borrower exceeds the threshold amount. The threshold amount varies per business unit, but generally is nil in Wholesale Banking, and a maximum of EUR 1 million in the Retail ‘home markets’. A provision is calculated based on several scenarios and assumptions. Provisions level is up to date given the quarterly reviews; Discounted cash flow (DCF) is measured when this is a significant risk driver which can be calculated. The future cash flow is based on best estimate of when/if recoveries will occur. Recoveries can be from any source, such as the sale of collateral, on-going cash flows, sale of a business/subsidiary, etc.

•	Individually Not Significant Financial Asset (INSFA) Provisions: are made for acknowledged non-performing loans (ratings 20-22), if the exposure to a Borrower is below the threshold amount. Due to their small size, the IFRS-IASB rules permit a collective approach to measuring these provisions.

•	Incurred But Not Recognised (IBNR) Provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/defaults that may have already occurred in the portfolio, but which ING Bank has not yet determined or recognised. The PD time horizon used in the calculation of IBNR provisions refers to the period during which an asset is impaired (in default), but not yet recognised as such - due to lack of objective evidence – and the moment that objective evidence of impairment occurs and becomes available to ING (‘response time’). The primary modification is that the PD time horizon (12 months) is shortened to periods of 4,6,7,8,9 or 12 months, depending on the type of customer. The decision to differentiate the time horizon per customer segment was based on an assessment of the average response time for specific customer types and at least once a year, the PD time horizon is validated.

All ISFA, INSFA and IBNR provisions are reported and calculated by using a common tool across ING Bank. In case there is objective evidence that one of the default triggers is applicable, ISFA or INSFA provisions are calculated. An analysis takes place on a quarterly basis in order to determine the appropriate level of LLP and Risk Costs. The ING Bank Provisioning Committee (IPC) discusses and approves the LLP for ING Bank, on the basis of proposals originating from ING Business Units.

At the end of 2015, ING Bank held specific (ISFA) and collective provisions (INSFA) of EUR 3,331 million and EUR 1,686 million, respectively (2014: EUR 3,519 million and EUR 1,696 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 769 million (2014: EUR 780 million) in provisions (IBNR) against the performing portfolio.

Provisions: ING Bank portfolio [1]
	Wholesale Banking		Retail Banking Benelux		Retail Challengers & Growth Markets		Total ING Bank
	2015	2014	2015	2014	2015	2014	2015	2014
Opening Balance	2,259	2,459	2,529	2,264	1,207	1,431	5,995	6,154
Changes in the composition of the group	0	0	0	0	0	–170	0	–170
Write-offs	–520	–715	–956	–716	–242	–298	–1,718	–1,729
Recoveries	32	49	50	48	9	8	91	105
Increase/(decrease) in loan loss provision	478	500	602	857	267	237	1,347	1,594
Exchange rate or other movements	122	–34	–26	76	–25	–1	71	41

Closing Balance	2,371	2,259	2,199	2,529	1,216	1,207	5,786	5,995

[1]	At the end of 2015, the stock of provisions included provisions for amounts due from banks: EUR 14 million (2014: EUR 6 million)

The total risk costs in 2015 were just above EUR 1.3 billion confirming the downward trend since 2014. In 2015 the average risk costs were close to EUR 300 million per quarter, compared to almost EUR 400 average quarterly risk costs in 2014, displaying the improving risk cost trend on the back of economic recovery. In relation to the average RWA, total risk costs were approximately 44 basis points, within the range of the pre-crisis 40-45 basis point ‘expected loss benchmark. The total stock of provisions decreased to EUR 5.8 billion from EUR 6.0 billion. While these signs are encouraging, ING Bank remains vigilant for any potential impact that imbalances in emerging economies and financial markets could have on clients and business units.

Risk costs at Wholesale Banking increased in Q1 but have since then shown a declining trend due to lower risk costs in Structured Finance and Real Estate Finance compared to 2014. Risk costs declined in Retail Netherlands as well supported by the recovery of the Dutch economy and increase in house prices. Retail Belgium also witnessed a decline in risk costs, especially in business lending. Challengers and Growth markets have witnessed stable risk costs over the quarters.

ING Group Annual Report on Form 20-F 2015	F-192

Notes to the Consolidated financial statements - continued

There was an improvement in the bank coverage ratio to 38.5% (2014: 35.5%) mainly due to a faster outflow from the non-performing loan portfolio and a comparatively lesser decrease in stock provision level.

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

The definition of forbearance is: ‘Forbearance occurs when the client is considered to be unable to meet its financial commitments under the contract due to financial difficulties, and based on these difficulties ING decides to grant concessions towards the client by either loan modification or refinancing’. Modification is defined as changing the terms and conditions of the contract to enable the client to service the debt. Refinancing relates to putting in place a new loan contract to ensure the total or partial repayment of an existing loan contract, of which the debtor is unable to comply with. Examples of forbearance measures are: postponement and/or reduction of loan principal and/or interest payments, extended payment terms, debt consolidations and deferral of foreclosures.

In 2015 a minor adjustment was made to the forbearance policy. Previously the default triggers ‘more than 30 days past due and re-forborne’, were implemented conservatively for all forborne assets, while currently the policy states, in accordance with EBA, that it is only applicable for forborne assets which were non-performing forborne in the past.

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

For retail clients, clear criteria to determine whether a client is eligible for a modification or refinancing have been established for all ING Bank retail units that apply forbearance activities. Also, specific approval mandates are in place to approve the modifications and refinancing, as well as procedures to manage, monitor and report the forbearance activities. These criteria and mandates vary, based on the legal framework in place and market practices, but are in line with ING Bank policy.

Clients which are granted forbearance measures can have any risk rating (performing or non-performing), depending on their risk profile:

•	Performing - If the contract is considered as performing prior to any forbearance measure, and also after granting the forbearance measure, the forbearance status for this client needs to be reported for a minimum of two years;

•	Non-performing - If the contract is considered as non-performing prior to any forbearance measure, the client will retain its non-performing status for a period of minimum one year.

The rating of clients with forbearance measures can also change during the forbearance reporting period:

•	From performing to non-performing - If the performing forborne client, which exited the non-performing probation period, hits one of the general non-performing triggers defined by ING, becomes more than 30 days past due or receives additional forbearance measures during the reporting period, the client needs to be classified as non-performing.

•	From non-performing to performing - The non-performing client, after forbearance measures have been granted, may be upgraded to a performing rating, only when 1) one year has passed since the forbearance measures were granted, 2) the granting of forbearance does not lead to the recognition of impairment or default, and 3) there is not any past-due amount or no concerns regarding the full repayment of the exposure according to the post-forbearance conditions. The total minimum reporting period of forbearance for any ‘cured’ non-performing client will take three years: one year as non-performing and subsequently the ‘regular’ two years as performing.

The forbearance classification on a client shall be discontinued, when all of the following conditions (measured on a quarterly basis) are met:

•	The contract is considered as performing and has been reported as ‘performing forbearance’ for a minimum of two years;

•	Regular payments of significant aggregate amounts of principal or interest have been made during at least half of the forbearance reporting period;

•	None of the exposure to the client is more than 30 days past-due at the end of the forbearance reporting period.

F-193	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Please note that the structure of the forborne assets tables is changed compared to previous years. Currently, the business portfolio is present in both Business Lines, while previously the entire business portfolio was reported in Wholesale Banking.

ING Bank: Summary Forborne assets
	2015				2014
	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio
Wholesale Banking	3,655	881	2,774	1.4%	3,657	1,437	2,221	1.6%
Retail Banking	6,982	3,241	3,741	1.6%	6,279	2,552	3,726	1.4%

Total	10,637	4,122	6,516	1.5%	9,936	3,989	5,947	1.5%

The total ING Bank forborne assets increased by EUR 0.7 billion (+7%) to EUR 10.6 billion at 31 December 2015. This increase was mainly driven by Retail Banking as the total Wholesale Banking forborne assets remained relatively stable.

Wholesale Banking

As per December 2015, Wholesale Banking forborne assets amounted to a total of EUR 3.7 billion, which represents 1.4% of the total Wholesale Banking portfolio.

Wholesale Banking: Forborne assets by Geographical Region
		2015			2014
Region		Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
	Netherlands	1,229	406	823	1,690	762	928
	Belgium	63	17	46	129	34	94
	Germany	5	5	0	62	36	26
Europe	Ukraine	641	0	640	217	38	180
	Italy	549	145	404	320	134	186
	Spain	263	101	162	227	149	78
	Rest of Europe	497	182	315	778	251	526
Africa		92	0	92	9	9	0
America		237	7	230	165	18	147
Asia		80	18	62	61	6	55
Australia		0	0	0	0	0	0

Total		3,655	881	2,774	3,657	1,437	2,221

ING Group Annual Report on Form 20-F 2015	F-194

Notes to the Consolidated financial statements - continued

Wholesale Banking: Forborne assets by Industry
	2015			2014
	Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Real Estate	1,327	383	944	1,560	858	702
Natural Resources	960	26	934	390	85	305
General Industries	316	105	211	319	71	247
Services	213	125	88	170	54	116
Transportation & Logistics	208	55	153	194	57	137
Utilities	186	2	184	246	52	193
Builders & Contractors	182	113	70	429	165	264
Food, Beverages & Personal Care	68	37	32	71	24	47
Retail	42	3	38	53	2	51
Telecom	38	9	29	60	0	59
Non-Bank Financial Institutions	30	3	27	46	10	36
Automotive	27	3	24	22	16	6
Other	57	17	40	98	42	56

Total	3,655	881	2,774	3,657	1,437	2,221

The overall amount of Wholesale Banking forborne assets remained flat compared to 2014. The forborne assets are mainly concentrated in Real Estate and Natural Resources. Together they account for 63% (2014: 53%) of the total forborne assets portfolio and 68% (2014: 45%) of the total non-performing forborne assets portfolio.

Even though the Real Estate sector stabilized slightly compared to previous years, the impact of the prior deterioration is still visible in the forborne assets, due to its probation periods. The decrease in the performing Real Estate forborne assets was mainly driven by outflow in the Netherlands, due to sale and repayments. While on the other hand, the non-performing forborne assets increased mainly due to new inflow, coming from the Netherlands and Italy, for which the latter one was the result of expanding the forborne assets definition.

The increase in the non-performing forborne assets in Natural Resources was mostly attributable to Mining activities in the Ukraine which is caused by the negative political and economic situation in the region. The increase in Natural Resources was offset by outflow from the non-performing forborne assets, mainly seen in the United Kingdom, of which the largest contributor was a bankrupt client. Another bankruptcy in the Netherlands resulted in a decrease in forborne assets in Builders & Contractors.

Retail Banking

As per December 2015, Retail Banking forborne assets amounted to a total of EUR 7.0 billion, which represents 1.6% of the total Retail Banking portfolio.

F-195	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Retail Banking: Forborne assets by Geographical Region
		2015			2014
Region		Forborne assets	Of which: Performing	Of which: Non- Performing	Forborne assets	Of which: Performing	Of which: Non- Performing
	Netherlands	4,262	1,719	2,543	3,659	1,040	2,619
	Belgium	1,096	412	684	1,061	473	588
	Germany	696	547	149	721	481	239
Europe	Turkey	196	124	73	50	44	7
	Poland	135	48	88	154	86	68
	Spain	59	32	27	60	53	7
	Rest of Europe	137	56	81	99	49	51
Africa		1	0	1	1	0	1
America		2	0	1	1	0	1
Asia		1	0	1	1	1	1
Australia		397	304	94	471	326	144

Total		6,982	3,241	3,741	6,279	2,552	3,726

The main concentration of forborne assets is in the Netherlands with 61% of the total forborne assets (2014: 58%) and 68% of the non-performing forborne assets (2014: 70%). The increase in forborne assets was also mainly driven by the Netherlands, whereby a large part of the EUR 0.6 billion increase was seen in the consumer portfolio (EUR 0.4 billion). New inflow in the non-performing forborne assets, following a more active approach to help clients with payment difficulties, was the main driver for the increase. This increase was compensated by outflow from the non-performing to performing forborne assets, as the 1-year probation period was reached. The remaining EUR 0.2 billion increase was seen in the non-performing business portfolio and was mainly due to new inflow of forborne assets in Food, Beverages & Personal Care.

Next to the Netherlands, also Retail Banking in Germany, Australia and Belgium were impacted by the update on the forbearance policy, resulting in a partial shift of forborne assets from the non-performing to performing portfolio. The forborne assets in Turkey increased in the business as well as in the consumer portfolio and was mainly driven by new inflow.

Credit risk mitigation

ING Bank’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING Bank. In addition to determining the credit quality and creditworthiness of the customer, ING Bank uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING Bank. The most common terminology used in ING Bank for credit risk protection is ‘a cover’. While a cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING Bank’s practice to lend on the basis of the customer’s creditworthiness rather than exclusively relying on the value of the cover. Within ING Bank, there are two distinct forms of covers: assets and third party obligations.

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

ING Group Annual Report on Form 20-F 2015	F-196

Notes to the Consolidated financial statements - continued

General guidelines on cover valuation

General guidelines for cover valuation are established to ensure consistency of the application within ING Bank. These general guidelines also require that the value of the cover needs to be monitored on a regular basis, in principle at least annually. Covers shall be revalued accordingly and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

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

Cover values by risk category

This section provides insight on the type of covers and to which extent a loan is collateralised. The cover disclosures are presented by risk category: Lending, Investment, Money-Market and Pre-settlement. For each risk category, the cover amounts are presented by the most relevant collateral forms, being mortgages and financial collateral (cash and securities), and the most relevant third party obligation being guarantees. ING Bank obtains covers which are compliant to the Capital Requirements Directive IV (CRDIV) and the related Capital Requirements Regulation (CRR) requirements, as well as those that are not compliant.

The cover values are presented for the total portfolio of ING Bank. Covers of both AIRB and SA portfolios are presented in detail reflecting the complete ING Bank’s portfolio. Next to that, detailed information is provided on the cover coverage for the performing and non-performing portfolio. The non-performing loan definition is explained in detail in the section ‘Credit Restructuring’. To increase the understanding of the reader on the nature of the collateralised loans, insight is given in the industry and geography breakdown of the ING Bank portfolio as well. Another improvement is that in addition to the lending risk category, the cover valuation tables now also give insight in the risk categories of Investment, Money Market and Pre-settlement. For comparability reasons with previous tables, outstandings are used to show ING Bank’s portfolio.

Exposures are categorised into different Value to Loan (VTL) buckets that give insight in the level of collateralisation of ING Bank’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are pre-haircut and indexed values and exclude any cost of liquidation. Covers can either be valid for all limits, sub-limits or a particular outstanding of a borrower, the latter being the most common. To prevent erroneous inflation of the level of collateralisation, the coverage of all outstanding is capped at 100% if there is over-collateralisation on a certain outstanding. As a result, the coverage levels disclosed are conservative. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover, >0% - 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%. As the nature of the Pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown for the Pre-settlement portfolio.

The first two tables give an overview of the collateralisation of the total portfolio of ING Bank.

Cover values including guarantees received - Total ING Bank - 2015 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	297,866	460,892	3,363	475	26,283	35,017	5.3%	18.0%	76.7%
Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.8%	27.5%	35.7%
Investment and Money Market	114,116		6		3,113	35	97.5%	1.2%	1.3%

Total Lending, Investment and Money Market	707,970	580,474	20,105	82,204	119,554	165,396	33.3%	19.3%	47.4%
Pre-settlement [3]	52,574

Total Bank	760,543	580,474	20,105	82,204	119,554	165,396	33.3%	19.3%	47.4%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

F-197	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Cover values including guarantees received - Total ING Bank - 2014 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	296,451	445,855	2,976	512	30,240	31,628	5.0%	22.9%	72.1%
Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	30.5%	35.8%
Investment and Money Market	118,198		16	298	3,454	16	97.2%	1.1%	1.7%

Total Lending, Investment and Money Market	677,065	558,673	20,673	84,726	90,529	142,305	32.2%	22.0%	45.7%
Pre-settlement [3]	51,602

Total Bank	728,667	558,673	20,673	84,726	90,529	142,305	32.2%	22.0%	45.7%

[1]	Including loans to ING Group and NN Group.
[2]	Excluding intercompany positions.
[3]	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

Over the year, the collateralisation level of the total ING Bank portfolio improved. Excluding the pre-settlement portfolio for which covers are netted to derive the outstandings at risk, 47.4% of the total ING Bank’s outstandings (from 45.7% as of 2014) are fully collateralised in 2015.

Investment outstandings remained stable over the year. Since investments traditionally do not require covers, the no covers ratio in this portfolio is close to 100%. However, 94% of the investment outstandings are investment grade.

In the Lending portfolio, coverage within consumer lending increased influenced by an improvement in the house price index in the Netherlands. Increase in Business Lending outstandings was also the reason for increase in the guarantees received on exposures in that portfolio.

Consumer lending portfolio

The Consumer Lending portfolio comprises of Residential Mortgage loans (92.4% in 2015 versus 93.7% in 2014) and Other Consumer Lending loans, which mainly comprise credit cards, term loans and revolvers to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are maintained in the ING Bank’s central database (Vortex) and in most cases external data is used to index the market value. On a quarterly or annual basis, the mortgages value is updated in Vortex using the relevant house price index (the NVM Index in the Netherlands, Level Housing Index in Australia, Crif Real Estate Appraisal Company in Italy, Ministerio de Fomento in Spain and Stadim in Belgium).

A significant part (45.8% in 2015 versus 49.3% in 2014) of the ING Bank’s Residential Mortgage portfolio relates to mortgage loans provided in the Netherlands, followed by other main markets such as Germany (23.3%), and Belgium (11.5%) . Given the size of the Dutch mortgages portfolio, below the valuation methodology employed to determine the cover values for the Dutch Residential Mortgages is provided.

Dutch mortgages valuation

When a mortgage loan is granted, the policy dictates maximum loan to market value (LTMV) for an existing property and for construction property financing of 104%. The cover values are captured in the local systems which are subsequently fed into a central data system (Vortex). All valuations are performed by certified valuators that are registered at one of the ING Bank-accepted organisations. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

ING Group Annual Report on Form 20-F 2015	F-198

Notes to the Consolidated financial statements - continued

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Cover values including guarantees received - Total ING Bank – 2015 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	> 0% –25%	>25% –50%	> 50% –75%	>75% – <100%	> 100%
Performing
Residential Mortgages (Private Individuals)	270,966	447,613	2,716	154	25,271	29,406	0.1%	0.1%	0.1%	1.5%	17.1%	81.1%
Residential Mortgages (SME)	4,230	6,522	49	98	164	752	0.0%	0.6%	0.6%	1.5%	8.5%	88.8%
Other Consumer Lending	17,357	1,332	554	202	417	4,111	84.8%	0.3%	0.2%	0.3%	1.0%	13.3%

Total Performing	292,553	455,467	3,320	453	25,852	34,268	5.1%	0.1%	0.2%	1.4%	16.0%	77.1%
Non-performing
Residential Mortgages (Private Individuals)	4,323	5,148	40	5	403	649	0.9%	0.3%	0.9%	7.4%	33.9%	56.6%
Residential Mortgages (SME)	187	274	2	12	13	33	0.4%	0.2%	1.1%	1.5%	16.1%	80.7%
Other Consumer Lending	802	3	2	4	14	66	93.8%	0.3%	0.3%	0.4%	1.4%	3.8%

Total Non-performing	5,313	5,425	44	22	430	749	14.9%	0.3%	0.8%	6.2%	28.4%	49.5%

Total Consumer Lending	297,866	460,892	3,363	475	26,283	35,017	5.3%	0.1%	0.2%	1.5%	16.2%	76.7%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.

Cover values including guarantees received - Total ING Bank – 2014 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover/ Data not available	> 0% –25%	> 25% –50%	> 50% –75%	> 75% – <100%	> 100%
Performing
Residential Mortgages	269,974	430,794	2,593	207	29,266	24,900	0.3%	0.1%	0.2%	1.6%	21.9%	75.9%
Other Consumer Lending	20,282	8,879	337	276	371	6,153	65.4%	0.3%	0.2%	0.5%	2.7%	30.8%
Total Performing	290,256	439,672	2,930	483	29,637	31,054	4.8%	0.1%	0.2%	1.5%	20.6%	72.7%

Non-performing
Residential Mortgages	5,307	5,849	43	9	583	457	2.9%	0.3%	1.0%	7.8%	40.0%	47.9%
Other Consumer Lending	887	334	3	20	21	118	70.9%	0.3%	0.4%	0.8%	4.8%	22.8%

Total Non-performing	6,195	6,183	46	30	604	574	12.7%	0.3%	0.9%	6.8%	35.0%	44.3%

Total Consumer Lending	296,451	445,855	2,976	512	30,240	31,628	5.0%	0.1%	0.2%	1.6%	20.9%	72.1%

[1]	Including loans to ING Group and NN Group.
[2]	Excluding intercompany positions.

The collateralization of the consumer lending portfolio continued to improve over the year 2015. The rise in collateralization levels is due to improved housing prices, seen all over ING Bank mortgage markets and also in the main market – Netherlands, and due to stringent policies due to which there has been a reduction in mortgages granted with low VTL’s (high loan-to-value’s).

House prices in the Netherlands continued to show an improvement in 2015. This helped to increase the total residential mortgages cover values whilst overall mortgage outstandings remained stable. As the Netherlands is the biggest market for mortgages for ING Bank, this had a significant impact on the coverage quality of the portfolio.

F-199	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Other retail portfolio also saw an improvement, mainly in Belgium and Luxembourg. The numbers shown are conservative as the savings pledged to the mortgage product, “Spaarhypotheek” (or Mortgage with external Saving account) present in the Dutch mortgage portfolio are not taken into account in the table above.

For the Residential Mortgages portfolio, the guarantees relate to mortgages covered by governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business Lending portfolio

Business Lending is an important business of ING Bank, accounting for 38.9% of the total ING Bank’s outstandings. In line with our objective to give stakeholders insight into the portfolio, we present the Business Lending portfolio per Industry breakdown in accordance with the NAICS definition and per Region and main market. Business Lending presented in this section does not include Pre-settlement and Investment & Money Market exposures, which are separately exhibited in the next sections.

Business Lending per economic sector

Cover values including guarantees received - Business Lending portfolio – 2015 [1,2]
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
Real Estate	43,129	66,819	1,602	1,080	7,072	6,550	6.80%	1.09%	1.96%	6.79%	17.78%	65.57%
Natural Resources	41,967	4,080	3,927	15,497	21,793	23,362	23.59%	9.43%	11.48%	13.50%	14.10%	27.90%
Transportation & Logistics	24,877	3,575	468	22,224	8,258	8,601	16.04%	5.21%	2.95%	6.16%	11.35%	58.29%
Commercial Banks	22,367	14	267	619	1,195	1,200	89.40%	3.69%	1.36%	0.57%	1.29%	3.69%
Central Banks	21,714	0	1	0	5	0	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Services	18,477	8,197	1,282	4,450	5,586	10,287	29.95%	4.59%	4.09%	9.40%	9.96%	42.01%
Non-Bank Financial Institutions	16,702	2,288	5,022	4,401	4,668	9,370	37.63%	7.57%	5.46%	8.70%	7.10%	33.55%
General Industries	16,661	4,673	671	6,211	5,432	11,913	31.54%	3.38%	8.07%	10.73%	10.16%	36.11%
Food, Beverages & Personal Care	16,458	6,239	550	6,909	7,177	18,213	26.87%	4.50%	7.04%	11.64%	11.51%	38.44%
Chemicals, Health & Pharmaceuticals	13,300	6,937	357	4,803	2,782	6,160	32.47%	4.29%	3.91%	11.81%	13.97%	33.56%
Others [3]	60,336	16,760	2,589	15,536	26,192	34,688	40.54%	5.84%	3.95%	6.61%	9.38%	33.68%

Total Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.76%	4.75%	4.65%	7.67%	10.41%	35.75%
of which Total Non-performing	9,841	5,171	287	2,993	3,521	4,180	24.24%	2.87%	8.07%	15.80%	16.24%	32.79%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	‘Others’ comprises industries with outstandings below EUR 10 billion.

ING Group Annual Report on Form 20-F 2015	F-200

Notes to the Consolidated financial statements - continued

Cover values including guarantees received - Business Lending portfolio – 2014 [1,2]
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% –<100%	>100%
Industry
Real Estate	40,592	60,158	1,218	1,084	5,659	6,120	7.0%	1.0%	1.9%	10.3%	19.2%	60.5%
Natural Resources	38,653	3,888	3,266	19,457	15,311	19,963	20.4%	9.1%	14.0%	13.8%	14.2%	28.5%
Transportation & Logistics	21,431	3,844	647	19,579	5,309	6,687	18.2%	3.4%	3.5%	7.1%	12.1%	55.8%
Commercial Banks	21,845	66	168	168	637	579	90.0%	3.4%	2.3%	0.8%	0.9%	2.6%
Services	15,744	7,851	1,036	4,306	3,941	7,635	30.8%	3.8%	5.5%	7.5%	10.6%	41.9%
Food, Beverages & Personal Care	15,376	6,114	954	7,983	3,067	15,524	28.1%	4.5%	7.5%	12.6%	14.7%	32.6%
General Industries	15,912	4,611	723	6,481	4,080	10,539	32.6%	4.8%	7.9%	10.2%	10.0%	34.5%
Non-Bank Financial Institutions	13,741	2,064	5,921	2,409	3,415	5,987	34.9%	7.6%	2.6%	12.2%	7.9%	34.8%
Builders & Contractors	12,394	6,641	306	4,271	2,878	9,401	29.6%	6.2%	5.6%	9.6%	10.2%	38.8%
Chemicals, Health & Pharmaceuticals	11,914	6,610	351	4,291	1,892	4,945	32.7%	5.0%	7.5%	10.6%	12.6%	31.7%
Others [3]	54,815	10,972	3,089	13,886	10,646	23,281	49.9%	3.5%	3.0%	6.5%	9.0%	28.0%

Total Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	4.5%	5.5%	9.0%	11.6%	35.8%
of which Total Non-performing	10,584	6,067	446	3,120	3,216	3,852	25.2%	3.3%	8.2%	13.9%	15.5%	33.9%

[1]	Including loans to ING Group and NN Group.
[2]	Excluding intercompany positions.
[3]	‘Others’ comprises industries with outstandings below EUR 10 billion.

Similar to the Retail Lending portfolio, the risk profile of the Business Lending portfolio continued to improve in 2015, which is displayed by lower NPLs as well as increased cover values. The percentage of non-covered loans also showed an increase driven by increased outstandings towards Central Banks for which no collateral is received.

The improved economic environment resulted in an increased demand for Real Estate lending, resulting in 6.3% increase in sector outstandings. In addition, the cover values of this traditionally well collateralized sector also increased over 2015. New transactions were done on more conservative collateral terms and improved real estate markets further helped to boost the total coverage in Real Estate.

The risk profile also improved due to an increase in outstandings for sectors such as Transportation & Logistics and Utilities which, traditionally, have higher coverage. This improvement was however partially negated by growth seen in outstandings to traditionally low collateralized sectors like Commercial Banks and General Industries. The coverage of the non-performing part improved and an overall decrease was seen in the non-performing outstandings.

F-201	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Business Lending per region

Cover values including guarantees received - Business Lending Portfolio – 2015 [1,2]
			Cover type					Value to Loan
	Region	Out- stadings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
	Africa	1,898	21	123	620	1,338	793	25.98%	6.63%	7.07%	14.65%	21.95%	23.73%
	America	35,127	4,836	4,567	19,050	11,990	23,815	28.29%	5.92%	6.89%	9.76%	10.92%	38.24%
	Asia	37,439	1,004	1,174	10,593	15,841	8,321	46.47%	5.92%	5.45%	8.67%	6.35%	27.13%
	Australia	3,925	3,225	74	861	592	954	12.69%	18.84%	5.46%	3.62%	8.92%	50.46%
Europe	Belgium	41,378	29,161	1,405	6,348	17,227	30,063	29.62%	2.30%	2.58%	4.62%	6.95%	53.94%
	Germany	8,365	1,651	314	602	1,273	2,535	56.00%	1.65%	1.70%	4.31%	2.55%	33.80%
	Netherlands	71,146	45,085	3,092	24,330	6,865	14,251	35.82%	2.32%	3.31%	10.69%	17.86%	29.99%
	Rest of Europe	96,710	34,599	5,987	19,324	35,032	49,612	39.34%	6.38%	5.58%	5.93%	8.33%	34.44%

	Total Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.76%	4.75%	4.65%	7.67%	10.41%	35.75%
	of which Non-performing	9,841	5,171	287	2,993	3,521	4,180	24.24%	2.87%	8.07%	15.80%	16.24%	32.79%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.

Cover values including guarantees received - Business Lending Portfolio – 2014 [1,2]
			Cover type					Value to Loan
	Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
	Africa	2,221	24	177	822	1,010	717	21.1%	2.8%	24.7%	6.4%	23.9%	21.0%
	America	28,163	3,369	6,763	19,588	5,353	19,484	25.8%	3.8%	6.3%	9.2%	16.1%	38.8%
	Asia	32,416	907	1,381	8,265	9,308	6,553	46.5%	8.1%	4.3%	10.0%	6.8%	24.3%
	Australia	3,447	2,531	148	1,470	583	546	17.6%	15.6%	1.6%	2.5%	8.7%	54.1%
Europe	Belgium	41,189	28,369	1,249	6,513	10,882	22,251	33.5%	2.2%	3.1%	4.3%	6.5%	50.3%
	Germany	8,599	1,766	166	392	597	1,552	66.9%	2.5%	3.5%	2.8%	2.2%	22.1%
	Netherlands	62,063	46,710	2,681	24,917	6,820	14,695	23.6%	2.9%	5.6%	15.9%	20.7%	31.3%
	Rest of Europe	84,318	29,143	5,114	21,950	22,283	44,864	36.5%	5.4%	6.5%	6.8%	8.4%	36.4%

	Total Business Lending	262,415	112,817	17,680	83,916	56,835	110,661	33.7%	4.5%	5.5%	9.0%	11.6%	35.8%
	of which Non-performing	10,584	6,067	446	3,120	3,216	3,852	25.2%	3.3%	8.2%	13.9%	15.5%	33.9%

[1]	Including loans to ING Group and NN Group.
[2]	Excluding intercompany positions.

The two tables above provide the collateralisation of the ING Bank’s Business Lending portfolio with a breakdown per geographical region or main market, which are defined based on the residence of the borrowers. The total increase in the business lending portfolio is in line with the increase in covers. The increase in collateralisation is observed in most regions and main countries. The largest increases in Rest of Europe were seen in Turkey, Luxembourg, France, Switzerland and Poland, where the increase in covers exceeded the increase in exposure. Although the exposure in Africa and Germany decreased the cover value showed an improvement.

ING Group Annual Report on Form 20-F 2015	F-202

Notes to the Consolidated financial statements - continued

Investment and Money Market portfolio

Investment and Money Market exposure per region

Cover values including guarantees received - Investment and Money Market Portfolio [1,2]
		2015	Cover type					2014	Cover type
	Investment and Money Market	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible
	Africa	0						0
	America	8,860		6		23	35	7,261		10		30	16
	Asia	6,079						6,946
	Australia	3,865						5,576
Europe	Belgium	9,677						8,252
	Germany	20,914						25,730		0	0	614	0
	Netherlands	11,295						10,723		6		0	0
	Rest of Europe	53,427				3,090		53,710			298	2,810

	Total Investment and Money Market	114,116	0	6	0	3,113	35	118,198		16	298	3,454	16
	of which Non-performing	171	0	0	0	0	0	104		6

[1]	Including loans to ING Group (and NN Group in 2014).
[2]	Excluding intercompany positions.

A key characteristic of the Investment and Money Market business is that typically little cover is given to support these exposures. 100.0% of Money Market and 97.2% of Investment exposure receives no covers. During 2015 the percentages for Investment increased slightly, while Money Market increased one percentage point. The majority of ING’s investment positions are of high quality rated between AAA to A-, based on external ratings. The guarantees listed under Rest of Europe are comprised of the Cedulas and were booked in Spain.

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

The use of Central Clearing Parties (CCPs) is becoming more important for the derivatives business and as a consequence the credit risk is shifting from Counterparties to CCPs. In 2015, the notional Pre-Settlement exposure that was cleared via CCPs formed 51.2% of the total notional (49.1% in 2014). For more information on ING Bank’s exposure to CCPs, please refer to the ‘Counterparty Credit Risk’ section in the Pillar III section.

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

F-203	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

The next table represents the different types of outstandings in 2015 and 2014. The ‘Gross MtM before netting and collateral’ is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit. The ‘MtM after netting’ is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs). The ‘MtM after netting and collateral’ is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the ‘MtM after netting’ and ‘MtM after netting and collateral’ is the liquid collateral (cash and securities). The Outstandings column represents CEM exposure (MtM after netting and collateral) plus the Potential Future Exposure (PFE) at a 97.5% confidence level for derivatives and securities.

Pre-settlement per region

Pre-settlement portfolio [1,2]
		2015				2014
	Region	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings
	Africa	71	48	46	55	108	85	85	103
	America	18,648	10,237	7,127	8,734	18,871	10,224	7,350	8,720
	Asia	6,598	3,455	2,823	3,242	6,761	3,629	2,782	3,742
	Australia	470	259	236	344	450	245	232	195
	Belgium	5,343	3,875	3,360	2,507	6,955	4,704	4,187	2,572
Europe	Germany	7,216	3,783	2,486	5,038	8,589	4,673	2,468	3,639
	Netherlands	10,256	5,842	4,385	5,138	12,466	6,767	4,924	5,475
	Rest of Europe	118,919	34,762	28,211	27,504	129,451	31,986	26,818	27,146

	Total Pre-settlement	167,522	62,261	48,675	52,562	183,651	62,313	48,846	51,593
	of which Non-performing	52	52	52	55	101	101	101	100

[1]	Including transactions with ING Group (and NN Group in 2014).
[2]	Excluding intercompany positions.

During 2015 the Pre-Settlement portfolio increased slightly when expressed in outstandings, while the MtM before and after netting and collateral remained relatively stable. However, there was a decrease in gross MTM, especially in the Rest of Europe region, due to a 15% decrease from exposures to commercial banks and a 9% decrease from exposure to central clearing houses. The increase recorded in 2014 within interest rate derivatives, which now represent 67.1% of the total Pre-settlement portfolio, was partially reversed in 2015. Rest of Europe forms majority of the Pre-settlement portfolio mainly due to exposures in UK and US which are cleared through CCPs.

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

•	Risk identification is a joint effort of the 1st and 2nd line of defence (the ‘three lines of defence governance’ model is explained in the risk governance paragraph of the general risk management section). Its goal is to detect potential new risks and changes in known risks.

•	Identified risks are assessed to determine the importance of the risk for ING Bank and subsequently to identify the control measures needed.

•	Control measures used by ING Bank include policies, procedures, minimum standards, limit frameworks, buffers and stress tests.

•	An important element of risk management is to continuously check if the implemented risk controls are executed and complied with and monitor that the controls are effective.

•	Results and findings are reported to the governing departments and approval bodies.

ING Group Annual Report on Form 20-F 2015	F-204

Notes to the Consolidated financial statements - continued

Governance

A governance framework has been established defining specific roles and responsibilities of business management, market risk management and internal approval bodies per activity.

Within ING Bank, market risk falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is organised in different levels, whereby the business lines Retail Market Leaders, Retail Challengers and Growth Countries, Wholesale Banking and Corporate Line are represented within the respective lower level ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.

As of June 2015, ING Bank has introduced a new risk governance structure, as described earlier in the section of ‘Risk governance’, where it has decided to manage its trading and non-trading market risk exposures in separate risk departments. The former department of Market Risk Management, following its core activities, was split in a ‘Balance Sheet Risk’ department to manage the banking books (non-trading exposures), while trading book exposures merged with counterparty credit risk under ‘Credit & Trading Risk’ department.

Despite these changes in the governance structure, the set-up of the Risk management paragraph has not change since it is based on risk types instead.

The Balance Sheet Risk (BSR) department and the Credit & Trading Risk (C&TR) department are the designated independent departments that are responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. Balance Sheet Risk focuses on the market risks in the banking books, Capital Management department and the Bank Treasury department, whereas Credit & Trading Risk is responsible for the market risks resulting from the Financial Market trading books. The organisational structure recognises that risk taking and risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.

BSR and C&TR are responsible for determining adequate policies and procedures for managing market risk and for monitoring the compliance with these guidelines. An important element of the risk management function is the assessment of market risk in new products and businesses. Furthermore the two departments maintain an adequate limit framework in line with ING Bank’s Risk Appetite Framework. The businesses are responsible for adhering to the limits that ultimately are approved by ALCO Bank. Limit excesses are reported to senior management on a timely basis and the business is required to take appropriate actions to reduce the risk position.

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

For the trading books, the linear interest rate risk in the banking books and equity investments, the Value at Risk (VaR) is taken as a starting point for the economic capital calculations for market risk. The VaR is measured at a 99% confidence interval, a one day holding period and under the assumption of an expected value of zero.

To arrive at the economic capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result in non-linear interest rate risk in the banking books. The embedded options are economically hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. For the calculation of economic capital for this non-linear interest rate risk ING Bank performs a Monte Carlo simulation.

F-205	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Real estate price risk includes the market risks in both the real estate investment and the development portfolio of ING Wholesale Banking. The economic capital for real estate price risk is calculated by stressing the underlying market variables.

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

Economic and Regulatory Capital by risk type
	Economic Capital		Regulatory Capital
	2015	2014	2015	2014
Trading	307	371	665	745
Interest rate risk in the banking books	3,555	3,344
Foreign exchange	894	490	106	113
Real Estate	369	539
Equity Investments *	3,456	2,625

Market risk	8,581	7,369	771	858

*	Regulatory capital for equity investments are reported under credit risk regulatory capital.

Year-on-year variance analysis

During 2015, market risk economic capital increased from EUR 7.4 billion to EUR 8.6 billion. The main driver of the increase is the increased value of the Bank of Beijing equity stake which increased both the Equity Investments exposure as well as increased FX risk due to the enlarged CNY mismatch position. The decrease in Real Estate is mainly resulting from the run-off exposure of Real Estate Development. The reported risk figures for the other risk types remained stable.

Market risk in banking books

ING Bank makes a distinction between trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, the Bank Treasury exposures and from the investment of own funds (core capital). Both the commercial products, and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term. ING Bank distinguishes the following types of market risk in banking books:

•	Interest Rate Risk, including customer behaviour risk;

•	Credit Spread Risk;

•	Foreign Exchange (FX) Risk;

•	Equity Price Risk; and

•	Real Estate Price Risk.

ING Group Annual Report on Form 20-F 2015	F-206

Notes to the Consolidated financial statements - continued

Risk transferring

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

F-207	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Risk measurement and the risk transfer process take place on a monthly basis, but more often if deemed necessary, for instance in volatile markets. The customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled by BSR, based on extensive research. Model parameters are determined from historical data and expert opinion. Models are periodically validated by Model Validation. Models and parameters are back tested at least semi-annually and updated when deemed necessary. In the modelling of savings and current accounts different elements play a role: pricing strategies, volume developments and the level and shape of the yield curve. The analyses result in an estimated duration and an investment rule for the various portfolios. With respect to mortgages and loans, prepayment behaviour including interest rate dependent prepayment behaviour is modelled, as well as the interest sensitivity of embedded offered rate options.

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

Convexity risk is defined as the sensitivity towards interest rate movements and captures the second order changes in the interest rate. Convexity risk is a result of products that contain embedded options, like mortgages. In some cases, convexity risk is transferred from the commercial books to treasury books using swaption and cap/floor contracts.

Bank Treasury manages the strategic interest rate position excluding capital investments. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO Bank.

Risk profile

In the following sections, the interest rate risk exposures in the banking books are presented. ING Bank uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Note that the interest rate risk exposures do not include pension risks. Also corrective management actions are not taken into account in these figures.

Earnings Sensitivity (ES)

ES measures the impact of changing interest rates on (before tax) net interest income of the banking books. The ES figures in the tables below reflect an instantaneous shock of 1% and a time horizon of one year. For a downward shock it is assumed that interest rates will not be negative after the shock is applied.

Earnings Sensitivity banking book per currency (instantaneous parallel shock)
	2015		2014
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	39	173	–107	68
US Dollar	–33	28	–5	5
Other	–28	39	–7	16

Total	–22	240	–119	89

Earnings Sensitivity banking books per business (instantaneous parallel shock)
	2015		2014
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Wholesale Banking	–2	165	–19	7
Retail Banking Benelux	9	5	–39	101
Retail Challengers & Growth Markets	30	–10	–27	–86
Corporate Line Banking	–59	80	–34	67

Total	–22	240	–119	89

ING Group Annual Report on Form 20-F 2015	F-208

Notes to the Consolidated financial statements - continued

The ES is mainly influenced by the sensitivity of savings to interest rate movements and is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the ES marginally, as only a relative small part has to be (re)invested within the 1-year horizon.

Year-on-year variance analysis

In line with previous year, the earnings with a one year horizon as per 2015 year end are relatively insensitive to rate changes, if compared to the net interest income. The earnings sensitivity for an upward shock has a positive impact. Positive earnings sensitivity implies that when rates increase, the positive impact on interest received on assets is larger than the negative impact of interest paid on liabilities. The change of the Earnings sensitivity of the +100 bps scenario within Wholesale Banking is mainly the result of investments done by the Bank Treasury function, which is reported under Wholesale Banking.

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

NPV-at-Risk banking books per currency (instantaneous parallel shock)
	2015		2014
	–100 bps	+100 bps	–100 bps	+100 bps
By currency
Euro	–583	–1,855	169	–1,749
US Dollar	–12	42	–4	26
Other	–58	36	1	5

Total	–653	–1,777	166	–1,718

NPV-at-Risk banking books per business (instantaneous parallel shock)
	2015		2014
	–100 bps	+100 bps	–100 bps	+100 bps
By business
Wholesale Banking	–76	53	183	–120
Retail Banking Benelux	–159	–270	–109	–130
Retail Challengers & Growth Markets	–640	–274	–285	–29
Corporate Line Banking	222	–1,286	377	–1,439

Total	–653	–1,777	166	–1,718

NPV-at-Risk banking books per accounting category (instantaneous parallel shock)
	2015		2014
	–100 bps	+100 bps	–100 bps	+100 bps
By accounting category
Amortised Cost	–1,019	210	–1,203	1,292
Fair value through equity	800	–2,248	1,234	–2,920
Fair value through profit and loss	–434	261	135	–90

Total	–653	–1,777	166	–1,718

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

F-209	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Year-on-year variance analysis

NPV-at-Risk for -100 bps shock changed by EUR 819 million during 2015. The sensitivity for a -100 bps shock has mainly changed as a result of lower rates and is additionally impacted by the regulatory requirement that interest rates have to be floored at zero. NPV-at-Risk for a +100 bps shock changed during 2015 showing a decrease of EUR 59 million. The NPV-at-risk for the +100 bps shock of the Corporate Line decreased due to a decreased duration of the long-term investments of own funds. Besides the change of the overall NPV-at-Risk exposure, there is change in the exposure per accounting category. The dynamics amongst the different accounting categories can be attributed to increased volumes of both savings and mortgages. As a result the exposure at amortised cost showed a downward move for the +100 bps shock. The impact of this move was mitigated by cash flow hedges, which revaluate through equity, and a decreased duration of investments. The convexity risk of the commercial business increased mainly due to lower interest rates.

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV-at-Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

BPV banking books per currency
in EUR thousand	2015	2014
By currency
Euro	–16,563	–15,890
US Dollar	424	261
Other	357	–21

Total	–15,782	–15,650

BPV banking books per business
in EUR thousand	2015	2014
By business
Wholesale Banking	277	–1,773
Retail Banking Benelux	–448	–55
Retail Challengers & Growth Markets	–2,417	981
Corporate Line	–13,194	–14,803

Total	–15,782	–15,650

BPV banking books per accounting category
in EUR thousand	2015	2014
By accounting category
Amortised Cost	4,691	16,311
Fair value through equity	–22,798	–30,205
Fair value through profit and loss	2,325	–1,756

Total	–15,782	–15,650

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of own funds, as the present value of this position is significantly impacted if interest rates move up by one basis point.

Year-on-year variance analysis

The overall BPV decreased in 2015 with EUR 0.1 million. This mainly results from a change in the strategic position. The changes in BPV in Retail Banking Benelux and Retail Challengers and Growth Markets reflect volume and duration changes of originating assets and liabilities. Cash flow hedges were executed at the Bank Treasury function to mitigate these changes. The Bank Treasury function for Retail Challengers and Growth Markets is reported under Wholesale Banking business. Besides the change of the overall BPV exposure there is a change in the exposure per accounting category. This is mainly the result of increased volume of both savings and mortgages. As a result the BPV exposure at amortised cost showed a downward move. This move was mitigated by cash flow hedges, which revaluate through equity, and a decreased duration of investments.

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

ING Group Annual Report on Form 20-F 2015	F-210

Notes to the Consolidated financial statements - continued

Governance – Core banking business

Every business unit hedges the FX risk resulting from core banking business activities into its base currency. Consequently, assets and liabilities are matched in terms of currency.

Governance – FX translation result

ING Bank’s strategy is to protect the target common equity tier 1 ratio against FX rate fluctuations within a certain risk appetite, whilst limiting the volatility in the profit and loss account. Therefore, hedges are only done to the extent that they can be hedge accounted for against equity. Taking this into account, the common equity tier 1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target common equity tier 1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. A selection of emerging market currencies that meet specific requirements do not have a target position, but are allowed to remain open under the policy.

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies for FX translation result. Positive figures indicate long positions in the respective currency.

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net exposures
in EUR thousand	2015	2014	2015	2014	2015	2014
US Dollar	2,869	2,601	65	–189	2,935	2,412
Pound Sterling	992	635	–179	21	812	656
Polish Zloty	1,881	1,774	–854	–848	1,027	926
Australian Dollar	3,662	3,665	–3,329	–3,309	332	356
Turkish Lira	2,186	2,033	–3	–3	2,183	2,030
Chinese Yuan	2,817	2,289	–168	–166	2,649	2,123
Korean Won	838	800	–662	–635	176	165
Indian Rupee	1,172	701	–		1,172	701
Brazilian Real	211	277	–		211	277
Russian Rouble	429	502	–181	–311	248	191
Other currency	2,615	2,359	–1,385	–1,359	1,230	1,000

Total	19,672	17,636	–6,696	–6,799	12,977	10,837

In order to measure the remaining sensitivity of the target common equity tier 1 ratio against FX rate fluctuations, the common equity tier ratio at Risk (cTaR) measure is used. It measures the drop in the common equity tier 1 ratio from the target when stressing a certain FX rate. The stress scenario for a currency corresponds with the scenario that causes a drop in the common equity tier 1 ratio. A negative sign thus indicates that a depreciation of the corresponding currency against the Euro will result in a drop of the common equity tier 1 ratio.

Common Equity Tier 1 ratio sensitivity ING Bank
	cTaR		Stress Scenario
	2015	2014	2015	2014
Currency
US Dollar	0.13%	0.12%	15%	15%
Pound Sterling	0.01%	0.00%	–15%	15%
Polish Zloty	0.00%	0.00%	15%	–15%
Australian Dollar	0.00%	0.00%	20%	20%
Turkish Lira	0.07%	0.06%	–25%	–25%
Chinese Yuan	0.09%	0.08%	–15%	–15%
Korean Won	0.01%	0.01%	–15%	–15%
Indian Rupee	0.05%	0.04%	–20%	–20%
Brazilian Real	0.01%	0.02%	–25%	–25%
Russian Rouble	0.01%	0.01%	–20%	–20%

The US Dollar is the main currency in terms of Net Exposure as the risk-weighted assets position in US Dollar is most significant besides the Euro.

Year-on-year variance analysis

The foreign investments in Chinese Yuan increased due to an increase in share price. The USD position increased mainly due to an appreciation of USD against the EUR. The INR Foreign Investments increased due to different accounting treatment of the stake in Vysya after the merger with Kotak Mahindra, INR appreciation against the Euro, and Vysya share price increase.

F-211	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

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

Risk Profile

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. This equity exposure mainly consists of the investments in associates and joint ventures of EUR 842 million (2014: EUR 861 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 4,434 million (2014: EUR 2,718 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve, except in the case of impairment. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio
	2015	2014
Gross unrealised gains	2,662	2,019
Gross unrealised losses	–29

Total	2,633	2,019

Year-on-year variance analysis

During the year ended 31 December 2015 the revaluation reserve relating to equity securities held in the available-for-sale portfolio fluctuated between a month-end low amount of EUR 1,931 million (2014: EUR 996 million) and a high amount of EUR 2,709 million (2014: EUR 2,019 million). The AFS portfolio increased from EUR 2.7 billion in 2014 to EUR 4.4 billion in 2015, mainly due to the increase in position value of Bank of Beijing (EUR 0.5 billion) and the merger of ING Vysya Bank with Kotak Mahindra Bank, as a result of which the ING stake in Kotak has been included in the AfS position (position value EUR 1.2 billion).

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

Risk profile

ING Bank has two main different categories of real estate exposure on its banking books: first, the own buildings ING Bank occupies, and second, development assets, which mostly consists of former Real Estate Development and Real Estate Investment Management activities. The total real estate exposure amounts to EUR 1.3 billion (excluding property from foreclosures and third party interest). ING Bank has EUR 0.2 billion recognised at fair value through profit and loss and EUR 1. 1 billion is recognised at cost or revalued through equity (with impairments going through profit and loss). A split on the real estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2015	2014		2015	2014
Continent			Sector
Europe	1,136	1,352	Residential	115	270
Americas	45	142	Office	1,045	1,102
Australia	0	0	Retail	68	181
Asia	35	101	Industrial	16	22
Other	118	91	Other	91	111

Total	1,334	1,686	Total	1,334	1,686

Main exposure arises from office buildings in own use located in Netherlands and Belgium (EUR 0.8 billion), as well as retail and residential exposures in Europe (EUR 0.1 billion).

ING Group Annual Report on Form 20-F 2015	F-212

Notes to the Consolidated financial statements - continued

Year-on-year variance analysis

In total, real estate market risk exposure in the banking books decreased by EUR 0.3 billion mainly as a result of divestments. The remainder is due to impairments and negative fair value changes.

Market risk in trading books

Within the trading portfolios, positions are maintained in the professional financial markets. These positions are often a result of transactions with clients and may serve to benefit from short-term price movements. Market risk arises in the trading portfolios through exposure to various market risk factors, including interest rates, equity prices, foreign exchange rates and credit spreads.

Governance

The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. Credit & Trading Risk advises both the FMRC and ALCO Bank on the market risk appetite of trading activities.

With respect to the trading portfolios, Credit & Trading Risk focuses on the management of market risks of Wholesale Banking (mainly Financial Markets) as this is the only business line within ING Bank where trading activities take place. Trading activities include facilitation of client business and market making. Credit & Trading Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. Credit & Trading Risk also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organisational levels, from Credit & Trading Risk overall down to specific business areas and trading offices.

Fair values of financial assets and liabilities

Fair values of financial assets and liabilities that are quoted in active markets are determined by using quoted market prices. Where quoted prices are not available, other pricing sources and valuation techniques are used to determine fair value.

Other pricing sources can be independent market vendors, brokers or market makers, or recent transactions. The range of prices obtained from these pricing sources can diverge. The choice for one or the other pricing source can therefore result in different estimates of fair value. Selecting the most appropriate price within this range requires expertise and judgement. The selection of the pricing sources used is subject to internal approval and review.

Valuation techniques range from discounting of cash flows to valuation models. Such models are based on relevant risk factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these price factors require assumptions which imply that valuation models are subjective by nature. According to what valuation technique is used and what assumptions are made, the obtained fair value can be different, hence the implied downward and/or upward uncertainty of the accounting value may vary. For a classification of fair valued exposure to products in accordance with their degree of valuation uncertainty, refer to the section “Financial instruments at fair value” of Note 40 ‘Fair value of assets and liabilities’.

All valuation models used are subject to a model governance framework. Model governance refers to a set of policies and procedures that have to be strictly followed and that cover the complete lifecycle of a model, i.e. its development, validation, approval, implementation and maintenance. The pillars of model governance are independent validation and periodic review. Such a review aims to determine whether a model is still appropriate for its intended use. Where models are used for valuation, there can be uncertainty on the assumptions of the underlying models and/or parameters. In those cases where significant uncertainty on assumptions arises, a model risk valuation adjustment is applied.

In general, positions are valued taking the bid price for a long position and the offer price for a short position. In cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

ING Bank has aligned existing fair valuation adjustments with the regulatory standards for fair valued instruments issued by EBA, hence where possible it follows a unified valuation framework which meets both IFRS and CRR requirements. This approach is supported by a bank-wide valuation policy framework, which specifies detailed methodologies for fair valued instruments per product and degree of liquidity. Benefits of this framework and chosen approach are a significant increase in consistency and transparency of the fair valuation of financial instruments across different locations and books. For compliance with EBA regulatory standards an additional valuation adjustment through capital on the concentrated positions (the Concentration AVA) of EUR 44.1 million after tax is booked for ING Bank in 2015.

F-213	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

To include credit risk in the fair valuation, ING Bank applies both credit and debit valuation adjustments (hereafter referred to as respectively, CVA and DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of an own credit adjustment. Additionally, derivatives valued at fair value are adjusted for credit risk by a credit valuation adjustment. This credit valuation adjustment is of a bilateral nature; both the credit risks on the counterparty as well as on ING Bank are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty is decreasing and the credit quality of that counterparty decreases) are included in the adjustment. ING Bank applies CVA also for pricing credit risk into new external trades with counterparties. Risk limits and controls are in place to monitor and anticipate CVA risk on a daily basis. The CVA is managed by global risk governance, where the risk limits and controls for CVA are managed and monitored on a global level. Our approach on CVA risk management is driven by increased control, cost efficiency and the global scope of CVA.

To address the risk associated with the illiquid nature of the derivative portfolio, ING Bank applies an additional ‘liquidity valuation adjustment’. The adjustment is based on the market price of funding liquidity and is applied to the uncollateralised derivatives. This additional discounting is taken into account in both the credit and debit valuation adjustments.

Credit & Trading Risk has the role to identify and challenge market data and pricing sources that determine the parameters that will be used in the valuation models, and to calculate necessary value adjustments. The identified market data and sources used in the valuation models are independently challenged, reviewed and validated on a regular basis, most of it daily. Price testing and valuation results are reviewed and validated by local and global parameter committees.

To ensure segregation of duties between Front Office and Credit & Trading Risk, the systems for pricing and price testing are secured in order to prevent unauthorised access.

Reference is made to Note 40 ‘Fair value of assets and liabilities’ for the basis of the determination of the fair values of the financial instruments and related sensitivities.

Model disclosure of trading risk measures

Value at Risk

Credit & Trading Risk uses the historical simulation Value at Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. Next to general market movements in these risk factors, VaR also takes into account market data movements for specific moves in e.g. the underlying issuer of securities. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING Bank uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital.

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

Backtesting

Backtesting is a technique for the on-going monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2015 there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Bank. ING Bank reports the backtesting results on a quarterly basis to ECB.

Basel Committee/CRD IV

ING Bank follows the regulatory framework set out in the Capital Requirements Regulation (CRR/CRD IV)for its regulatory capital calculations. The Basel Committee is performing a Fundamental Review of the Trading Book, which may have a significant impact on the Pillar I calculations. The final guidelines were published in January 2016 and full implementation is not expected before 2019.

ING Group Annual Report on Form 20-F 2015	F-214

Notes to the Consolidated financial statements - continued

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

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. Given the types of products in ING Bank’s trading portfolio ING Bank considers this horizon to be conservative. We have demonstrated that ING Bank could still actively trade its positions that are significant for IRC under stressed market circumstances, allowing ING Bank to fully redeem its positions within three months.

Event risk

Event risk is a valuable risk management tool. Event risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially healthy going concern institution after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, Credit & Trading Risk performs separate stressed scenario tests to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stressed scenario tests for monitoring the market risk under these extreme conditions. Event risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING Bank. The event risk number for the ING Bank trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank.

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

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus daily trading profits and losses. The overnight VaR is presented for the ING Bank trading portfolio from 2011 to 2015.

F-215	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Consolidated trading VaR ING Bank 2011 – 2015

The risk figures in the table below only relate to the CAD2 trading books for which the internal model approach is applied.

Risk Measures for Internal Model Approach Portfolios[1]
amounts in millions of euros	Minimum		Maximum		Average		Year end
	2015	2014	2015	2014	2015	2014	2015	2014
Interest rate	3	3	8	11	5	5	4	6
Equity	4	2	10	7	6	3	6	6
Foreign exchange	1	1	4	6	2	2	1	2
Credit spread	7	3	10	9	8	5	9	9
Diversification [2]					–9	–6	–6	–12
Total VaR	8	6	17	15	12	9	14	11

Stressed VaR (10-day, 99%)	41	32	110	111	71	54	78	99

Incremental Risk Charge (1-year, 99.9%)	249	341	482	555	380	462	267	426

[1]	CVA risk is not included in VaR.

[2]	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

In 2015 the average VaR was higher than the previous year. This increase is notable in different risk types and can be explained both by increased risk positions as well as increased market volatility. The decrease in average IRC was largely driven by decreased debt exposures to a number of sovereigns.

Regulatory capital

According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the CRR, using internal VaR, Stressed VaR and Incremental Risk Charge models, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using Standardised Approach with fixed risk weights. In 2015, capital calculations for all trading books are made under the Internal Model Approach. Mismatches in FX risk from the banking books are incorporated under the Standardised Approach. ING Bank does not have a Correlation Trading Portfolio or any other securitisations in the trading book.

ING Group Annual Report on Form 20-F 2015	F-216

Notes to the Consolidated financial statements - continued

Regulatory Capital
amounts in millions of euros			2015	2014
	SVaR	VaR	Total	Total
Interest rate/Credit spread	154	102	256	193
Equity	58	30	88	93
Commodity [1]	6	4	10	0
Foreign exchange	17	8	25	33
Incremental Risk Charge			286	426

Total Internal Model Approach	235	144	665	745
Standardised model [2]			106	113

Total Regulatory Capital			771	858
Market Risk Weighted Assets, in EUR billions			10	11

[1]	As of 2015 the capital allocated to the equity portfolio was split into equity and commodity risk classes. Previously it was reported under equity risk class.
[2]	Standardised model is applied to FX positions in banking books.

The decrease in market risk Regulatory Capital for Trading as of 2015 is mainly due to decrease in exposures to sovereign issuers and as a result in IRC, partially offset by increases in VaR and SVaR that resulted from higher market volatility and position changes.

Sensitivities

As part of the risk monitoring framework, Credit & Trading Risk actively monitors the daily changes of sensitivities of our trading portfolios. The following tables show the five largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors. Due to the nature of the trading portfolios, positions change from day to day.

Most important foreign exchange year-end trading positions
amounts in millions of euros	2015		2014
Foreign exchange		Foreign exchange
US Dollar	160	Chinese Yuan	282
Romanian New Leu	57	US Dollar	–257
Chinese Yuan	–42	Swiss Franc	–65
South Korean Won	–46	Australian Dollar	40
Swiss Franc	18	South Korean Won	21

Most important interest rate and credit spread sensitivities at year-end
amounts in thousands of euros	2015		2014
Interest Rate (BPV 1)		Interest Rate (BPV 1)
Euro	–414	Euro	231
South Korean Won	–52	Taiwan Dollar	75
British Pound	45	Chinese Yuan	–47
US Dollar	43	Polish Zloty	43
Japanese Yen	18	Japanese Yen	34
Credit Spread (CSO1 2)		Credit Spread (CSO1 2)
Netherlands	–289	Netherlands	–702
Germany	–154	Germany	552
Norway	–110	United States	115
United States	99	Russia	97
Spain	–89	Italy	–94

[1]	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates.
[2]	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

F-217	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Credit spread sensitivities per risk class and sector at year-end
		2015		2014
amounts in thousands of euros		Corporate	Financial Institutions	Corporate	Financial Institutions
Credit Spread (CSO11)
Risk classes
1	(AAA)	0	–60	62	24
2–4	(AA)	13	–108	–21	–100
5–7	(A)	12	–207	21	–76
8–10	(BBB)	–61	–180	–52	–116
11–13	(BB)	–88	–64	–47	–45
14–16	(B)	–3	–2	–14	–18
17–22	(CCC and NPL)	–12	–11	–44	–6
Not rated		3	1	–1	–1

Total		–136	–631	–96	–338

[1]	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Funding and liquidity risk

Introduction

Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner.

ING Bank incorporates funding and liquidity management in its business strategy. In order to optimise it’s funding and liquidity risk management, ING Bank has developed a funding and liquidity risk framework aimed at maximising liquidity access and minimising funding risks and costs. The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to ensure safe and sound operations under normal market circumstances and in times of stress.

Funding and liquidity risk includes three types of risk, two under normal, and one under stress conditions:

1)	Business as usual situation:

•	Structural funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to mismatches between expected liquidity tenors of assets and liabilities.

•	Customer behaviour funding & liquidity risk: The potential negative impact on an organisation’s income or cash position due to liquidity options embedded in assets and liabilities that include a customer behaviour risk.

2)	Stress situation:

•	Stress funding & liquidity risk: The risk an organisation may become unable to meet its financial obligations when due, because insufficient cash is available or cannot be generated in time at a reasonable costs by attracting new unsecured funding or rolling over existing funding, or selling / repo-ing assets, potentially resulting in default.

Liquidity risk can materialise both through trading and non-trading positions.

Governance

Within ING Bank, the Management Board Bank, staff (Risk and Finance) departments, Capital Management and the Bank Treasury function have oversight of and are responsible for managing funding and liquidity risk.

Liquidity risk management within ING Bank falls under the supervision of the ALCO function, with ALCO Bank as the highest approval authority overseeing the execution of the overall strategy set by the Board.

ALCO Bank determines the liquidity risk (limit) framework and appetite after which this is cascaded down in the organisation under the responsibility of the lower level ALCOs. ING Bank’s liquidity risk framework is based on the three lines of defence concept, whereby risk principles are implemented, monitored and controlled in conjunction with both first and second line functions within the Bank.

The Management Board Bank defines the funding and liquidity strategy, target funding and liquidity position and the risk appetite based on recommendations from Bank Treasury, Capital Management, Balance Sheet Risk and Finance.

The identification of liquidity risks is primarily a responsibility of the 1st line commercial function.

ING Group Annual Report on Form 20-F 2015	F-218

Notes to the Consolidated financial statements - continued

Bank Treasury is a 1st line function. Its main funding and liquidity responsibilities are to manage ING’s funding gap and ING’s (regulatory) liquidity position. Bank Treasury is ING’s primary contact to the market for long and short term funding, with exception of capital transactions which are under the responsibility of the Capital Management function and the execution of some specific structured funding products which are executed by Financial Markets under a mandate that provides strict guidance around pricing, volumes, optionalities and tenors.

The 2nd line Balance Sheet Risk function is responsible for defining the governance with regard to funding and liquidity management and facilitates the decision making processes for ALCO Bank regarding this topic. Next to this, Balance Sheet Risk sets the standards for the funding and liquidity risk approach (identify, assess, control, monitor and report) and determines adequate policies and procedures for managing and monitoring liquidity risk and checks compliance with guidelines and limits.

Management

Framework

ING’s liquidity risk management framework incorporates all relevant risk principles with regard to the daily and on-going management of funding and liquidity risk. The framework contains the following key elements:

•	Liquidity risk appetite: This is set by ALCO Bank in line with ING’s complexity, business mix and liquidity risk profile. The risk appetite is reviewed on an annual basis and forms part of the input of business units in their medium term business plans. The defined risk appetite is allocated to the lower level ALCO’s.

•	Funding: The Bank Treasury function sets and updates the funding strategy and funding planning, taking into account diversification in sources and tenor of funding.

•	Intraday Liquidity Management: Bank Treasury actively manages its short term liquidity positions and risks to meet payment and settlement obligations on a timely basis under both normal and stressed conditions.

•	Collateral Position Management: Bank Treasury actively manages the liquidity risk of its collateral positions to meet ING’s collateral needs, and resources, under both normal and stressed conditions and in accordance with all internal and regulatory rules.

•	Liquidity buffers: ALCO Bank ensures that sufficient liquidity is maintained, in accordance with Bank- and regulatory rules and standards, including a buffer of unencumbered, high quality liquid assets, to withstand stress events, such as those involving the loss or impairment of both unsecured and secured funding sources.

•	Liquidity risk transfer and pricing: ALCO Bank sets and maintains a Funds Transfer Pricing (FTP) framework that optimises Bank-wide funding and liquidity risk management, whereby all business units must transfer their structural funding and liquidity risks to Bank Treasury whilst managing their own customer behaviour liquidity risk costs.

•	Stress testing: ALCO ensures that liquidity stress tests are planned, designed, conducted and reviewed, to identify sources of potential liquidity strain, to determine how these can and will be addressed and to ensure that current exposures remain within the established liquidity risk tolerance.

•	Contingency Funding Plan: ALCO ensures the design, regular test and maintenance of formal Contingency Funding planning, setting out the strategies for addressing liquidity shortfalls in emergency situations, outlining procedures to manage these situations, establishing clear lines of responsibility, and articulating clear implementation and escalation procedures.

Liquidity risk appetite

ING’s liquidity risk appetite expresses the level of liquidity risk ING is willing to take in the pursuit of its strategic objectives. The Liquidity Risk Appetite Statements (RAS) are aligned with the ING strategy and are allocated to the ING entities by way of limits, where needed per ING entity. ING’s Liquidity RAS is build up of three levels:

•	RAS Level 1 should be considered in conjunction with each other for the purpose of steering the ING Bank liquidity positions as they differ in assumptions, horizon and scope. The level 1 risk appetite statements (i) sets limits on structural liquidity mismatches, (ii) assure compliance with regulatory requirements (CRD2 and LCR) and (iii) set adequate buffers related to internally defined stress scenarios;

•	RAS Level 2 are additional principles that allow assessing different aspects of ING consolidated liquidity position and/or balance sheet (ratios). They can ultimately affect RAS Level 1, or they can be complementary to RAS Level 1 (where the differences lie in either the metrics, the assumption, the data source or both). The level 2 risk appetite statements focus on (i) ING Bank’s cash & collateral position, (ii) defined target loan-to-deposit ratios and (iii) assure sufficient levels of funding diversification;

•	RAS Level 3 are additional principles that allow assessing aspects of the consolidated liquidity position that concern certain parts of on- and off- balance sheet items, or represent a further specification of RAS Level 1 or Level 2.

This RAS hierarchy is applied consistently per significant currency for the relevant entity scopes (ING consolidated and ING Bank N.V. Solo). Where relevant the Risk Appetite Statements are cascaded down to specific regional and local levels.

F-219	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Based on the above, ING Bank has defined the following funding and liquidity risk management risk appetite statements:

•	The structural mismatch in expected liquidity tenors of ING Bank’s assets and liabilities per significant currency must be manageable. Also refer to Note 45 of the financial statements in which ‘Assets by contractual maturity’ are shown.

•	Home/host regulatory liquidity limits must be pro-actively complied with.

•	The time-to-survive in a funding stress situation must extend over defined period, also depending on the level of stress applied.

•	Funding of all longer-term assets and investments must be done by stable and longer-term liabilities.

•	Geographical dependencies with respect to intra-group funding are to be limited.

•	Diversification must be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies.

The risk appetite statements are also directly linked to liquidity stress testing.

Funding

In detailing the activities of the bank regarding utilisation of professional market funding sources, the following key principles apply:

•	Maintaining adequate market access in both normal and stressed but operable market conditions.

•	Managing risk by adhering to internally and externally imposed risk limits and balance sheet ratios.

•	Optimising the cost of funding under the principles above.

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

Intraday liquidity management

The objective of managing intraday liquidity and its risks at ING is twofold: it is focused on preventing damage to the institution’s own liquidity position, and, in light of its role in global financial markets, ING also takes into account the potential damage to other parties which can arise through chain effects in payment and securities transactions. Intraday liquidity management is managed through the intraday risk appetite statement, by setting amongst others monitoring metrics and triggers on daily net negative liquidity positions and levels of payments outflows.

Collateral position management

The objective of the Collateral Management is to ascertain that ING Bank can at all times meet collateral requirements for ING’s collateral needs. ING Bank maintains a liquidity buffer existing of cash, cash equivalents and other highly liquid unencumbered assets to facilitate this. Tactical (short term) management of the liquidity buffer is performed, by increasing or decreasing the liquidity coverage with collateral transformation by execution of repos, in order to meet internal and regulatory requirements. Reporting and analysis is performed, providing availability of collateral for emergency financing, its eligibility and its route to cash in an efficient manner.

Liquidity buffers

The liquidity buffer ING Bank holds can be seen as the short-term part of the counterbalancing capacity, i.e. the total of available sources and measures within ING to generate liquidity, and serves as a cushion for liquidity needs under normal and stressed conditions.

The size and composition of the Liquidity buffer depends on ING Bank’s Risk Appetite (risk tolerance) and regulatory liquidity standards. In the buffer, only assets that are included that are ‘unencumbered’ and freely available for liquidity purposes.

Bank Treasury ensures functional management of all liquidity buffers within ING Bank, both buffers at Bank level and buffers at local business unit level.

The liquidity buffer is held as an insurance against a range of stress scenarios, covering the additional need for liquidity that may arise over a defined short period of time under stress conditions. ING’s minimum standards for liquidity buffers are described below:

•	When local regulatory rules require so, local liquidity buffers can be established. Although locally established, these buffers must be centrally functionally managed by the BT function.

•	The buffer must be adequate in relation to the contractual and expected expiry calendars and other expected or planned developments.

•	The size of the buffers is supported by estimates of liquidity needs performed under the Bank’s or business entity’s stress testing and be aligned with the liquidity risk appetite.

•	The liquidity buffer is composed of cash and core assets that are eligible for the Liquidity Coverage Ratio (LCR) and/or highly marketable, which are not pledged to payment systems or clearing houses. For longer term buffer purposes, a broader set of liquid assets might be appropriate, subject to the Bank’s or entity’s ability to generate liquidity from them under stress, within the specified period of time.

•	The location and size of liquidity buffers reflects the Bank’s or entity’s structure (e.g. legal and geographical) and business activities.

ING Group Annual Report on Form 20-F 2015	F-220

Notes to the Consolidated financial statements - continued

As part of the liquidity buffer management, ING Bank also monitors the existing asset encumbrance. More information can be found in Pillar III.

Liquidity risk transfer and pricing

Funds Transfer Pricing (FTP) is an internal measurement and allocation system that assigns a profit contribution to funds raised, lent, or invested. FTP is the pricing mechanism used within ING to transfer interest rate risk, basis risk and liquidity risk positions from commercial units to Bank Treasury. The FTP framework enables local ALCOs to set their local FTP levels and manage these risks for all internal transfers at local level. This means that these risks are transferred from the business to a separate Bank Treasury book where they can be monitored and managed more efficiently and effectively. The liquidity costs, benefits and risks are considered in the product pricing, design and offering and in the Product Approval and Review Process (PARP) or deal approval and other related processes for commercial products by the business units.

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

In accordance with Dutch Central Bank guidelines, ING Bank’s liquidity positions are stress tested on a monthly basis under a scenario that is a mix between a market event and an ING Bank specific event. The outcome of stress tests are evaluated and provide input to any follow-up on additional contingency measures required.

In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, ING Bank produces several stress test reports with respect to the funding and liquidity position on a regular basis. Some of these stress tests are regulatory driven, and others are based on internal scenarios:

•	On a weekly basis ING reports an internal net liquidity position metric. This is reported on a consolidated (bank) level, for the main entities and split in Euro and US Dollar.

•	On a monthly basis ING Bank reports a number of stress scenarios, either based on regulatory requirements or internal requirements:

•	1-month liquidity buffer, according to DNB regulation(CRD2);

•	Liquidity Coverage Ratio (LCR)

•	On own defined stress scenarios related to time-to-survive periods.

On ad-hoc basis ING Bank performs additional stress tests related to the funding and liquidity position. Overall, stress testing is an integral part of the liquidity and funding risk management framework and also serves as input for the contingency funding plan. From a currency perspective, stress tests are applied on Euro and US Dollar whilst other currencies are monitored. This aligns with the Basel III and CRR approach with regard to major currencies.

Contingency funding plan

In the contingency funding plan, contingency liquidity risk is addressed which specifically relates to the organisation and planning of liquidity management in time of stress. Within ING Bank, for contingency purposes, a specific crisis team – consisting of key Board Members, representatives from staff departments (e.g. Finance, Risk and Capital Management) and Bank Treasury – is responsible for liquidity management in times of crisis. Throughout the organisation contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis. These contingency plans are tested on a regular basis, both centrally and at business unit level.

F-221	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Funding and Liquidity profile

Funding sources

In 2015, ING Bank had readily access to a large variety of funding sources, both short term and long term. In the table below, the various funding sources are presented in the funding mix:

ING Bank Funding Mix
	2015	2014
Funding type
Retail deposits	48%	47%
Corporate & other deposits	22%	22%
Interbank (incl. central bank)	5%	6%
Lending/repurchase agreement	5%	4%
Public debt	18%	19%
Subordinated debt	2%	2%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Retail deposits remained ING Bank’s primary sources of funds and remained relatively stable at 48% of the total funding mix per 2015 Q4. The Loan-to-Deposit ratio (excluding securities at amortised costs) remained constant at 1.04 per 2015 Q4, compared to 2014 year-end.

Asset encumbrance

For quantitative details reference is made to the Pillar III report.

Regulatory developments

Based on the final Delegated Act on the liquidity coverage ratio issued by the European Commission (EC) in October 2014, the European Banking Authority (EBA) issued Implementing Technical Standards with regard to the reporting of the LCR as per 1 October 2015. The LCR is calculated based on this Delegated Act Implementation Technical Standards.

In absence of the EC approval, the Dutch National Regulator (DNB) has issued guidance on the level and reporting dates of the LCR as of October 2015. DNB has defined minimum requirements for the LCR for ING Consolidated and ING Bank N.V. Solo scope at 100%. The DNB definition includes the netting of retail and wholesale cash pools, also referred to as the National LCR (NLCR). Per December 2015, ING Bank complies with these regulatory requirements.

The Basel Committee (BCBS) has finalised their NSFR policy document in October 2014, after which the EBA has started their review in 2015, with the aim to provide recommendations to the EC at the end of 2015. During 2016, the EC will study these recommendations in order to submit a legislative proposal on NSFR to the European Parliament and Council by the end of that year. The NSFR ratio is reported on a quarterly basis and will come in force as of 2018.

Next to the liquidity ratios, it is required to report additional monitoring metrics as defined by the EBA as of 2016.

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

ING Bank believes that fully embedding controls preserves and enhances the trust of its customers, staff and shareholders and is essential to build sustainable businesses. The Orange Code sets the foundation for the high ethical standards ING Bank expects from all its business activities. The Orange Code requires all staff to conduct themselves, not only within the spirit and letter of laws and regulations, but above all, with integrity, whilst being honest, prudent and responsible.

Governance

Non-Financial Risk Committees (NFRCs) and Management Teams (MTs) manage, measure and monitor operational and compliance risks. NFRCs exist at Bank level and at other relevant levels. They are chaired by the first line of defence and steer the risk management activities of the first and second lines of defence in their scope. Non-financial risk topics are an integral part of the agenda of regular MTs at all levels in the organisation. The Bank NFRC is the primary approval and oversight committee for non-financial risk matters.

ING Group Annual Report on Form 20-F 2015	F-222

Notes to the Consolidated financial statements - continued

The Head of NFR reports to the Chief Risk Officer (CRO) and is responsible for developing the framework of non-financial risk policies and standards within ING Bank and for monitoring the quality of non-financial risk management in the divisions. Whilst the Head of Corporate Operational Risk Management (CORM) reports to the Head of NFR, the Chief Compliance Officer reports functionally to the CRO and hierarchically to the Head of NFR.

The Head of CORM provides management on country, divisional and bank level through the NFR Dashboard with an overview of key risks within the non-financial risk areas including compliance risks, information security risks, continuity risks, control risks, fraud and unauthorised activities risks and personal and physical security risks, enabling management to focus and set priorities.

The Chief Compliance Officer (CCO) is the general manager of the Bank Compliance Risk Management department and the Head of the Compliance Risk Management function within the Bank. This is an independent function responsible for developing and establishing the Bank-wide Compliance Risk Management charter & framework which establishes the policies and minimum standards for managing compliance risks. The CCO assists and supports the Management Board Banking in managing ING Bank’s compliance risks and control framework.

The NFR department uses a layered functional approach within divisions to ensure systematic and consistent implementation of the framework of policies and minimum standards within ING Bank. To avoid potential conflicts of interests, it is imperative that the staff working in the department is independent and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level within Operational Risk Management (ORM) and Compliance is in place. The functional reporting line has clear accountabilities with regard to objectives setting, remuneration, performance management and appointment of new staff as well as obligations to veto and escalate.

Framework

ING Bank has a comprehensive framework for operational and compliance risks. This supports and governs the process of identifying, measuring, mitigating, monitoring and reporting non-financial risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set by the Bank NFRC. Adherence to this risk appetite is monitored quarterly through the NFR Dashboard which reports the key non-financial risk exposures.

Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING Bank, e.g. Risk & Control Self-Assessments, scenario analysis, external events inventories, internal events analyses (e.g. lessons learned based on information from event reporting), key risk indicators and threat scans.

Risk & Control Self-Assessment

Identification and assessment of non-financial risks inherent to ING Bank products, activities, people, processes and systems provide management with an understanding of the operational risk profile. Based on the identification and assessment, internal controls are designed to support mitigation of risks to remain within the risk appetite.

Business Environment Assessment

The Business Environment Assessment (BEA) assesses all internal control factors and external factors that could influence the internal and external operating environment and may lead to unacceptable operational risk exposure.

Scenario analysis

Scenario analysis is a process used to consider the impact of rare, significant, yet plausible future events, taking into consideration alternative possible outcomes for those events, their severity and frequency. Input for scenario analysis includes the results of various internal and external assessments such as the BEA. Scenario analysis is an important component in the calculation of operational risk capital.

Internal events analyses

Analysis of internal non-financial loss data assists in identifying, quantifying, mitigating and monitoring operational risk exposure. It provides insight into causes and effectiveness of associated controls.

External events inventories

External non-financial loss data provides valuable information about the losses experienced by other businesses, and assists ING Bank to quantify its exposure to risk events that have not been experienced internally.

Business units and departments perform regular BEAs and Risk & Control Self-Assessments (RCSAs) to identify and assess risks. These are conducted with involvement of the business and their ORM, Compliance and Legal departments. Based on the results of the risk assessment, response measures must be determined for the identified risks beyond the risk appetite. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction.

F-223	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through ING Bank’s central risk management system.

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of non-financial risk throughout ING Bank to ensure that ING Bank stays in control of its current and future non-financial risks.

Advanced Measurement Approach (AMA)

ING Bank has an Operational Risk Capital model in place in which the risk profile is closely tailored to the internal risk profile of ING Bank and its divisions, by using scenario data for capturing severe risks and internal loss and RCSA data for capturing day-to-day risks. The business has a strong role in assessing scenario severities and the ORM function in validating the results. The internal data are combined with external loss data (ORX) in the AMA capital calculation. In April 2013 ING Bank obtained accreditation for use of its enhanced AMA model for regulatory supervision purposes. ING Bank reports the regulatory capital numbers on a quarterly basis. The AMA capital for the fourth quarter of 2015 amounts to EUR 3,451 million. For the fourth quarter of 2014 the AMA capital amounted to EUR 2,700 million. The increase reflects higher operational RWA mainly caused by a model recalibration (EUR 277 million) and the increased impact of external loss data (EUR 317 million).

Risk mitigations

ING Bank is currently not using any insurance or risk transfer mechanisms for the mitigation of risk in the context of the AMA capital calculation.

Operational risk

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

ING Bank categorises non-financial risks in a number of risk areas. In addition to compliance risk, other risk areas include Information (Technology) risk, continuity risk, control risk, internal and external fraud risk, unauthorised activity risk, personal and physical security risk, processing risk and employment practice risk.

•	Information (Technology) risk is the risk of loss, including reputational risk due to inadequate information security resulting in a loss of information, confidentiality and/or integrity and/or availability;

•	Continuity risk is the risk of loss due to events (e.g. natural disasters, power outages, terrorism) leading to a situation that threatens ING’s business continuity;

•	Control risk is the risk of loss due to not complying with (operational, legal, compliance) controls set through governance procedures and/or project management methods caused by improper or insufficient monitoring (testing) on entities, legal structures or activities;

•	Internal fraud risk is the risk of loss due to deliberate abuse of procedures, systems, assets, products and/or services of ING by those employees who intend to deceitfully or unlawfully benefit themselves or others;

•	External fraud risk is the risk of loss due to deliberate abuse of procedures, systems, assets, products and/or services of ING by external parties who intend to deceitfully or unlawfully benefit themselves or others;

•	Unauthorised activity risk is the risk of loss due to unauthorised employee activities, approvals or overstepping of authority caused by intentional human behaviour;

•	Personal and physical security risk is the risk of criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets, or assets entrusted to ING, or might have an impact on the ING organisation’s confidentiality, integrity or availability;

•	Processing risk is the risk of loss due to unintentional human error during (transaction) processing. Processing risk deals with the risk of losses due to failed transaction processing, process management, or contractual liabilities;

•	Employment practice risk is the risk of loss due to acts inconsistent with employment, health laws, or agreements, from payment of personal injury claims, or from diversity/discrimination events.

Operational risk includes the related risk of reputation loss, as well as legal risk but strategic risks are not included.

Reputational risk is defined as the potential that adverse publicity regarding ING Bank’s business practices and associations, whether accurate or not, will cause a loss of confidence in the integrity of ING Bank. Reputational risk is multidimensional and reflects the perception of other market participants, like customers, counterparties, shareholders, investors or regulators that can adversely affect ING Bank’s ability to maintain existing, or establish new, business relationships and continued access to sources of funding (e.g. through the interbank or securitisation markets).

ING Group Annual Report on Form 20-F 2015	F-224

Notes to the Consolidated financial statements - continued

Legal risk is defined as the risk related to (i) a failure (or perceived failure) to adhere to applicable laws, regulations and standards, (ii) contractual liabilities or contractual obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way, and (iii) liability (tort) towards third parties due to an act or omission contributable to ING Bank (potentially) resulting in impairment of ING Bank’s integrity, leading to damage to ING Bank’s reputation, legal or regulatory sanctions, or financial loss.

Given the heavy reliance on IT systems in financial institutions, controls that monitor the various aspects of IT risk, such as integrity and confidentiality, are embedded in ING Bank’s risk and control framework.

Main developments in 2015

Internal and external fraud

ING Bank is continuously working on strengthening its global fraud resilience including enhanced collaboration against cybercrime. Exploring and combining existing data search tools that can be used for monitoring or early detection of fraudulent incoming and outgoing payments is becoming more and more important in fraud prevention. They are being further developed into an effective set of organisational controls.

The risk of clients and ING Bank staff being targeted by fraudsters using social engineering techniques to execute payments has increased. Efforts are undertaken to mitigate the risk of CEO impersonation fraud such as creating awareness for customers and staff about this type of fraud. ING Bank continues to strengthen its control environment as fraudsters are increasingly shifting their interest to the end-user. ING Bank continues to stringently monitor both this type of fraud and new emerging fraud methodologies.

Cybercrime

Cybercrime is a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. ING Bank continued building on its Cybercrime Resilience Programme moving to further enhance the control environment to protect, detect and respond to e-banking fraud, Distributed Denial of Service (DDoS) and targeted attacks (also called Advanced Persistent Threats). Additional controls are being embedded in the organisation as part of the overall internal control framework and re-assessed against existing and new threats.

ING Bank is continuously working on strengthening its global cybercrime resilience including strengthened collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Compliance risk

Compliance risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards and the ING Values as part of the Orange Code. We aim to effectively manage compliance risks that could expose ING Bank to reputational damage, fines, civil and criminal penalties, payment of damages, court orders and suspension or revocation of licenses that would adversely impact our customers, staff, shareholders and other stakeholders.

Within NFR, the Bank Compliance Risk Management function established a compliance control framework in which controls are defined based on laws, regulations and standards that are part of the internal control framework of ING Bank. To support management in mitigating compliance risks, the Bank Compliance Risk Management function actively educates and supports the business in managing compliance risks related to e.g. money laundering, terrorist financing, sanction and export control compliance, conflicts of interests, mis-selling, corruption and protection of customers’ interests.

ING Bank categorises compliance risk into four conduct-related integrity risk areas:

•	Client conduct related integrity risk is the risk ING Bank is exposed to through our clients;

•	Personal conduct related integrity risk is the risk of compromising ING Bank through non-compliant employee behaviour, aiming to promote individual integrity of all employees and to create an overall culture that is led by integrity;

•	Financial Services conduct related integrity risk is the risk that business practices and systems compromise ING Bank as a participant in the financial services industry taking into account its high standards when carrying on business and at all times striving to observe the letter as well as the spirit of the law; and

•	Organisational conduct related integrity risk, is the risk of compromising ING Bank or its businesses through deficiencies in management, supervision and/or the effectiveness of governance structures.

The controls to mitigate the compliance risks associated with the above mentioned risk areas are designed and embedded in day-to-day processes. The effectiveness of the controls as designed is tested periodically, and senior management is aware about their responsibility to ensure their processes are compliant with applicable laws and regulations, ING Bank’s internal policies and the Orange Code.

F-225	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

In cases where an employee from ING Bank suspects a breach of external laws and regulations, internal policies and minimum standards and/or the Orange Code they are encouraged to (anonymously) speak up in line with the Whistleblower policy using the most appropriate channel, e.g. the (external) ethics line.

Financial Economic Crime (‘FEC’) policy

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

As a result of frequent evaluation of all businesses from economic, strategic and risk perspective ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and/or other sanctions regimes. Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

ING Bank has a robust FEC control framework in place to mitigate the risks related to Financial Economic Crime, and the framework is embedded in the day-to-day processes. Amongst other controls the Sanctions Risk Assessment (SRA) procedure is a strong control to mitigate the risks related to sanctions.

Also in 2015, the Ukraine-related sanctions as imposed earlier by both the US and the EU remained in force. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

Main developments in 2015

Compliance Conduct Risk Monitoring

The Bank Compliance Risk Management function enhanced its control framework by assessing the operation of soft controls in relation to compliance risks in addition to hard controls. The aim of conduct risk monitoring is to assess the risks that might influence the conduct and risk culture, promoting the individual integrity of all employees and enhancing the overall culture that is led by integrity.

Bribery and/or corruption risk

ING Bank further enhanced its statutory framework in respect of sound and ethical operations, designed to prevent bribery and/or corruption in whatever way, e.g. in the form of conflicts of interest. Bad press related to client related corruption is an intrinsic part of ING Bank’s Customer Due Diligence/Know Your Customer process.

Regulator relationships

The Bank Compliance Risk Management function continued its policy of investing in pro-active relationship building with regulators in the jurisdictions where ING Bank operates, by striving for an open two-way approach to communication and cooperation in identifying and mitigating compliance risks for ING Bank as well as seeking to contribute to the regulatory debate going forward.

Review processes for setting benchmark rates

In 2015 ING Bank has reviewed its internal processes for contributing to setting various benchmark rates. Possible irregularities have been investigated and remedial actions have been taken. ING Bank is cooperating with information requests and/or investigations of regulators and other authorities concerning ING Bank’s contribution to setting various benchmark rates. It is at this moment not possible to assess whether ING Bank will be subject to monetary or other penalties, or the amount and nature thereof if they should arise.

ING Group Annual Report on Form 20-F 2015	F-226

Notes to the Consolidated financial statements - continued

Non-Financial Risk Awareness

Promoting Integrity Programme

The Promoting Integrity Programme was started in 2010 and is an innovative programme consisting of e-learning modules on key bank-wide topics and follow-up dialogue sessions in which managers discuss the issues raised with their teams. The programme is sponsored by board members and senior managers and is created to ensure that every employee in every part of ING Bank understands how their actions and behaviour can help earn and retain customer and stakeholder trust. The modules consist of several case studies and real life examples which require staff to think about various aspects of the issue. Each module also includes a statement from a senior manager. The topics covered in 2015 were:

•	Everything Matters

The module focuses on various everyday risks, stressing that even small, often overlooked items can lead to larger issues. It addresses topics such as clean desk, user access, information barriers, physical security, data tapping, conflicts of interest and Foreign Account Tax Compliance Act (FATCA).

•	Integrity Above All

This module takes a closer look at integrity, the ING Values and what is expected from every employee to create the right culture to best service our customers and minimise risks. Real examples and dilemmas are used to ask staff to think about what they can do to make a difference. It emphasises the importance of creating a strong risk culture by doing the right things, where risk awareness is ingrained in everything we do.

Learning

Global education and awareness training in the form of e-learning modules was provided on topics such as Financial Economic Crime (FEC), Anti-Bribery and Anti-Corruption, Anti-Competitive Conduct (Competition Law) and Fraud and Security. Furthermore, there were end of year campaigns for anti-bribery and anti-corruption to strengthen awareness.

Classroom sessions were delivered on general non-financial risk awareness for all lines of defence. This included training in introduction programmes for new staff and talent programmes. The international Training on Operational Risk was held for staff in ING Bank worldwide who are new to the ORM function. Compliance Risk Management introduced a new advanced Compliance Officer Training for senior compliance officers in ING Bank worldwide. Classroom trainings and workshops were held on Scenario Analysis in both the Netherlands and Belgium as well as webinars at basic and advanced levels.

In addition, regular global calls and webcasts were organised on various subjects to provide advice and clarification to non-financial risk staff and provide the opportunity to ask questions.

Business Risk

Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes/margins, expenses as well as the impact of customer behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of business risk capital is done by calculation of two components that are combined to one business risk figure via the variance-covariance methodology:

1)	Expense risk covers the risk that expenses will deviate from the expected expenses over the horizon of the relevant activities. This risk primarily relates to the (in)flexibility to adjust expenses, when that is needed. Expense risk only concerns non-financial expenses (e.g. staff and IT expenses); financial expenses are not in scope.

2)	Customer behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The customer behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.

Governance

The governance and management of Business Risk differs from the risk types that have been describes in the sections before. ING Bank has not developed explicit risk appetite statement regarding business risk nor has it set-up a department that is responsible for managing this risk. The main reason is that the underlying risk types (expense risk, volume-margin risk, and customer behaviour risk) are mitigated and managed in a different way. Expense risk is monitored and managed via the financial performance of the bank and the local units whereby the reported expense numbers are compared on a quarterly basis with the 2017 Ambition of having a cost/income ratio between 50% and 53%. Deviations from this ambition are monitored as part of the financial projections that are discussed continuously within different parts of the organisation. For customer behaviour risk, the management and monitoring of this risk is part of the day-to-day business of the Balance Sheet Risk department. A more extensive explanation of the risk management practices for customer behaviour risk, please refer to the ‘Market Risk in Banking Books’ section.

F-227	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

2.2.2 Capital management

Objectives

ING Group Capital Management (Capital Management) is responsible for the adequate capitalisation of ING Group and ING Bank entities at all times in order to manage the risk associated with ING’s business activities. This involves not only the management, planning and allocation of capital within ING Group and ING Bank, but also the necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and its operating environment. This implies taking into account the interests of its various stakeholders. Capital Management takes into account the metrics and requirements of regulators, rating agencies and internal risk based metrics such as the Risk Appetite Framework.

ING applies the following main capital definitions:

•	Common equity Tier 1 capital, Tier 1 capital and Total capital – Tier 1 capital is defined as shareholders’ equity plus Additional Tier 1 (hybrid) capital less regulatory adjustments. Common equity Tier 1, Tier 1 and Total capital divided by risk-weighted assets equal the Common equity Tier 1, Tier 1 and Total capital ratios respectively. Common equity Tier 1 capital is equal to Tier 1 capital excluding Additional Tier 1 (hybrid) capital;

•	Common equity Tier 1 Risk Appetite – the solvency risk appetite statement is not only compared to the actual reported level, but also includes the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon) as described in the Risk Management section;

•	Overall Capital Requirement (OCR) that is introduced in the Supervisory Review and Evaluation Process (SREP) guidelines. The OCR means that ING Bank’s own funds exceeds the sum of the total SREP capital requirement (wherein per risk type the maximum is taken of Regulatory and Economic Capital requirements), capital buffer requirements and macro-prudential requirements.

Developments

In 2015, ING Group further strengthened its capitalisation, reflecting significant progress on ING’s restructuring programme as well as strong profitability. The strong capitalisation not only allows us to cope with severe unexpected losses but also to support the real economy by growing our client franchise and pay a healthy dividend to our shareholders.

In 2015, ING has almost completed the divestment of its Insurance activities through multiple transactions. The divestment of Voya Financial Inc. was completed in March 2015 through the sale of 45.6 million shares. INGs stake in NN Group was reduced from 68.1% at year-end 2014 to 25.8% at 31 December 2015 through multiple market transactions in February, May, June and September.

In January 2016 ING Group sold another tranche of NN Group shares, reducing ING Groups stake from 25.8 to 16.2%. In addition, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. This transaction reduced ING’s remaining stake in NN Group from 16.2% to 14.1%. ING Group is well on track to sell NN Group by the end of 2016. We will divest our remaining stake in NN Group while maintaining an orderly market.

All net capital flows in 2015 related to the sale of insurance related activities are disclosed in Note 54 ‘Other events’.

These transactions have had a strong positive impact on ING Group’s fully-loaded common equity Tier 1 ratio, reflecting not only the net profit made on selling Voya Financial Inc. shares but also a reversal of capital deductions of significant investments in financial institutions under CRR/CRD IV capital rules. As a result of these transactions and the strong profitability, ING Groups fully-loaded common equity Tier 1 ratio increased to 12.7% at year-end 2015 from 10.5% at 31 December 2014.

ING Group continued to optimise its capital structure by successfully issuing CRD IV eligible Additional Tier 1 securities (AT1 securities) in April 2015. In total USD 2.25 billion of securities were issued in two tranches; USD 1 billion in a non-callable five-year tranche with a coupon of 6% and a USD 1.25 billion in a non-callable 10-year tranche with a coupon 6.5%. These securities were on-lent to ING Bank NV as CRR/CRD IV compliant instruments, partially replacing internal securities.

In June EUR 169 million 4.176% million Group Tier-1 securities were called. In July USD 1.5 bln 7.375% Group Tier 1 securities were called. In addition, ING Group redeemed the remaining outstanding amount of USD 364 million 5.775% Tier 1 securities on its first date call date in December 2015, which was fully on-lent to Bank. As a result, ING Groups fully-loaded total capital ratio (including grandfathered securities) increased from 15.5% at year-end 2014 to 17.4% at 31 December 2015.

ING Group Annual Report on Form 20-F 2015	F-228

Notes to the Consolidated financial statements - continued

At year-end 2015, ING Group received the ECBs decision on the 2015 Supervisory Review Evaluation Process (SREP). The transitional (phased-in) common equity Tier 1 requirement that ING Group has to meet on a consolidated basis in 2016 has been set at 10.25%. This requirement is the sum of (i) 9.5% being the ECB’s decision on the 2015 SREP, including the capital conservation buffer, and (ii) 0.75% for the Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank. The fully-loaded SRB requirement is currently set at 3% for ING Group and phases in over four years, with a final implementation date of 1 January 2019. The impact from countercyclical buffer requirements was insignificant at the start of 2016. With a 12.7% Group common equity Tier 1 ratio as at 31 December 2015, ING is already in compliance with the current fully-loaded requirement of 12.5

ING Bank’s fully-loaded common equity Tier 1 ratio increased from 11.4% at 31 December 2014 to 11.6% at year-end 2015. The increase in capital was driven by EUR 4.7 billion of net profits, which was to a large extent off-set by EUR 2.2 billion dividend up streams from ING Bank to ING Group to support our dividend policy. The merger between ING Vysya Bank and Kotak Mahindra Bank, which was completed on 7 April, had a positive impact on ING Bank’s common Equity Tier 1 capital. Over time we expect that the Banks capitalisation will gradually migrate towards Group capital levels. ING Bank decreased Tier 2 capital by redeeming EUR 1.0 billion of non-CRD IV eligible Tier 2 securities in September and EUR 20 million Tier 2 capital in December to align with earlier issued CRD IV securities. As a result, ING Banks fully-loaded total capital ratio (including grandfathered securities) increased from 16.5% at year-end 2014 to 16.6% at 31 December 2015.

Throughout 2015 the regulatory landscape continued to change at an even faster pace. Multiple initiatives were launched on risk-weighted asset harmonisation as well as initiatives to further increase the resilience of the financial sector. As such, the Financial Stability Board finalised its work on Total Loss Absorbing Capital (TLAC), which is a framework for global systemically important banks (G-SIBs). The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalisation capacity available in resolution for authorities to implement an orderly resolution that minimises impacts on financial stability, maintains the continuity of critical functions, and avoids exposing public funds to loss. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs, but does not limit authorities’ powers under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, they will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets (TLAC RWA Minimum) as from 1 January 2019 and at least 18% as from 1 January 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum) as from 1 January 2019, and at least 6.75% as from 1 January 2022. Buffer requirements will come on top of the RWA requirement but not on top of the leverage requirement. In addition, the Single Resolution Board has assumed full power as per 1 January 2016. The work plan for the SRB in 2016 will focus on determining the preferred resolution strategy, the resolution entity and the required amount of Minimum Required Eligble Liabilities (MREL).

Although ING welcomes how much has been accomplished to increase the resilience of the financial sector and ensure that it can continue to reliably play its role in supporting customers and economic developments, ING is also concerned about the scale of regulatory change, the multiple regulatory initiatives being pursued and the lack of clarity regarding the combined impact in the future on the financial sector, on customers and businesses that depend on it. In addition, the increasing divergence of a level playing field in Europe remains a concern for ING. With the harmonization of supervision in Europe through the Single Supervisory Mechanism progressing, we see a convergence of capital requirements as reflected in the published SREP requirements by various banks. At the same time, this trend is inhibited by national competent authorities setting macro-prudential buffers that significantly increase common equity Tier 1 requirements. For example, ING as a global systemically important bank (G-SIB), is required to hold 1% additional common equity Tier 1 capital which is intended to address risks associated with systemically important financial institutions. For example, in some jurisdictions like the Netherlands, a 3% systemic risk buffer is imposed, which exceeds the G-SIB requirement. Since most countries within the SSM have not imposed any macro-prudential buffers beyond the G-SIB buffer, this undermines the level playing field between ING and its peers, particularly within the Eurozone.

Dividend

The Executive Board proposes to pay a total dividend of EUR 2,515 million, or EUR 0.65 per (depositary receipt for an) ordinary share, over the financial year 2015. This is subject to the approval of shareholders at the Annual General Meeting in April 2016. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2015, the final dividend will amount to EUR 0.41 per ordinary share and be paid in cash. The total amount of EUR 1,586 million is covered by the remaining balance of ‘interim profits not included in CET1 capital’ at year-end 2015. ING is committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to our shareholders. ING aims to pay a progressive dividend over time.

Dividends from ING Bank to ING Group of EUR 1.0 billion and EUR 1.2 billion, respectively, were paid in May and August 2015 to support our external dividend policy.

F-229	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Policies

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For the Capital Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

Processes for managing capital

In addition to measure capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group and ING Bank and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process. Following the annual budgeting process, each year a capital plan is prepared for the Group as a whole and each of its material businesses. This plan is updated on a quarterly basis and it is assessed to what extent additional management actions are required. At all times maintaining sufficient financial flexibility should be preserved to meet important financial objectives. At the foundation of the capital plan are ING’s risk appetite statements that determine target setting. These constraints are being cascaded to the different businesses in line with our risk management strategy.

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

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased-in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2015 rules. This makes clear which items phase in directly and which phase in gradually in 2015. ING reports these metrics for ING Group and ING Bank. During 2015, ING Group and ING Bank were adequately capitalised.

ING Group Annual Report on Form 20-F 2015	F-230

Notes to the Consolidated financial statements - continued

ING Group capital position
	(fully-loaded)		(phased-in)
	2015	2014	2015	2014
Shareholders’ equity [1]	44,972	46,634	44,972	46,634
Differences IFRS-IASB and IFRS-EU 2	2,860	3,790	2,860	3,790
– Deductions of significant investments in financial institutions	–1,389	–14,103	–558	–4,631
– Proposed dividend	–1,586	–470	–1,586	–470
– Other adjustments	–4,069	–4,339	–4,134	–4,780

Regulatory adjustments	–7,044	–18,912	–6,278	–9,881

Available common equity Tier 1 capital	40,788	31,512	41,554	40,543
Additional Tier 1 securities [3]	6,574	5,727	6,574	5,727
Regulatory adjustments additional Tier 1	0	0	–1,716	–5,727

Available Tier 1 capital	47,362	37,239	46,412	40,543
Supplementary capital Tier 2 bonds [4]	8,570	9,371	8,570	9,371
Regulatory adjustments Tier 2	102	103	–657	–6,081

Available Total capital	56,034	46,713	54,325	43,834
Risk weighted assets [5]	321,151	300,758	321,135	300,647
Common equity Tier 1 ratio	12.70%	10.48%	12.94%	13.49%
Tier 1 ratio	14.75%	12.38%	14.45%	13.49%

Total capital ratio	17.45%	15.53%	16.92%	14.58%

[1]	Shareholders’ equity (parent), as at 31 December 2014, is not adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction.
[2]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
[3]	Including EUR 2,061 million is CRR/CRD IV compliant and EUR 5,187 million (2014: EUR 5,727 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. This amount is presented net of positions on-lent to Insurance.
[4]	Including EUR 6,229 million is CRR/CRD IV-compliant and EUR 2,341 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[5]	The fully-loaded RWA deviated from the phased-in RWA as a result of a slightly higher threshold to which the significant Financial Institutions are risk weighted.

F-231	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Group capital position: Deductions of significant investments in financial institutions according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2015	2014	2015	2014
Shareholders’ equity [1]	44,972	46,634	44,972	46,634
Differences IFRS-IASB and IFRS-EU 2	2,860	3,790	2,860	3,790
Deductions	–5,655	–4,809	–5,720	–5,250

Group’s eligible common equity Tier 1 capital before FI deductions	42,178	45,615	42,113	45,175
NN Group equity	2,153	13,549	2,153	13,549
Voya equity		1,591		1,591
Bank of Beijing	2,575	2,090	2,575	2,090
Other significant investments	878	1,434	878	1,434

Total significant investments in FIs	5,607	18,664	5,607	18,664
10% of Group’s common equity Tier 1	–4,218	–4,561	–4,211	–4,517

Total deduction	1,389	14,103	1,396	14,147
Deduction common equity Tier 1 capital	1,389	14,103	558	4,631
Deduction Tier 1 capital (cumulative)			977	8,488
Deduction Total capital (cumulative)			1,396	14,147

[1]	Shareholders’ equity (parent), as at 31 December 2014, is not adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction.
[2]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.

As per 31 December 2015 the total amount of available distributable items following the CRD IV definition is EUR 36,217 million, slightly higher compared with EUR 35,967 million in 2014.

ING Group available distributable items according to the CRR/CRD IV
	2015	2014[1]
Share premium	16,054	16,046
Other reserve	18,271	17,807
Differences IFRS-IASB and IFRS-EU 1	2,860	3,790
Share of associate reserve	5,715	11,853
Non distributable	–6,832	–13,719

Total	36,068	35,777
Accrued interest expenses on own fund instruments at year-end	149	190

Distributable items	36,217	35,967

[1]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.

ING Group’s transitional common equity Tier 1 ratio was 12.94% per 31 December 2015, which compares favourably to the regulatory common equity Tier 1 requirement for ING Group of 10.25% as per 1 January 2016. The impact from countercyclical buffer requirements was insignificant at the start of 2016. ING Group had a buffer to maximum distributable amount of EUR 8,638 million or 269 basis points per year-end 2015 versus the 1 January 2016 requirement. This is based on risk-weighted assets of EUR 321,135 million per 31 December 2015.

ING Group Annual Report on Form 20-F 2015	F-232

Notes to the Consolidated financial statements - continued

ING Bank NV capital position according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2015	2014	2015	2014
Shareholders’ equity (parent)	37,997	34,328	37,997	34,328
Differences IFRS-IASB and IFRS-EU 1	2,860	3,736	2,860	3,736
Regulatory adjustments	–4,022	–4,395	–4,103	–4,808

Available common equity Tier 1 capital	36,834	33,668	36,753	33,256
Additional Tier 1 securities [2]	7,248	5,727	7,248	5,727
Regulatory adjustments additional Tier 1	0	0	–1,281	–1,883

Available Tier 1 capital	44,083	39,395	42,721	37,100
Supplementary capital Tier 2 bonds [3]	8,570	9,371	8,570	9,371
Regulatory adjustments Tier 2	102	103	–239	–456

Available Total capital	52,754	48,869	51,052	46,015
Risk weighted assets [4]	318,202	296,427	318,202	296,319
Common equity Tier 1 ratio	11.58%	11.36%	11.55%	11.22%
Tier 1 ratio	13.85%	13.29%	13.43%	12.52%
Total capital ratio	16.58%	16.49%	16.04%	15.53%

[1]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
[2]	Of which EUR 3,531 million (2014: EUR 1,988 million) is CRR/CRD IV compliant and EUR 3,718 million (2014: EUR 3,739 million) to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules. to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[3]	Of which EUR 6,229 million (2014: EUR 5,778 million) is CRR/CRD IV-compliant and EUR 2,341 million (2014: EUR 3,593 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[4]	The fully-loaded RWA deviated from the phased-in RWA as a result of higher market values, the significant investments in Financial Institutions for the Bank exceeded 10% of CET1 capital. Only the amount up to this limit (which is lower phased-in than fully-loaded) is to be 250% risk weighted, while the excess is deducted.

Regulatory requirements

Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (Dutch Central Bank until 3 November 2014, the ECB thereafter) for supervisory purposes. In 2010 the Basel Committee on Banking Supervision issued new solvency and liquidity requirements, which superseded Basel II. The minimum requirements, excluding buffers, for the common equity Tier 1 ratio is 4.5%, the minimum Tier 1 requirement is 6% and the total capital ratio) is 8% of all risk-weighted assets. Basel III requires Banks to hold a capital of at least 80% of the old Basel I requirements, which was 8% of the RWAs as calculated with the Basel I methodology. This Basel I floor has been extended until the end of 2017.

ICAAP/SREP process

On a yearly basis ING Bank N.V. submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator as prescribed in the CRD IV frameworks. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for the regulator’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. The SREP is conducted by the ECB and examines on a regular basis ING’s internal models and processes. The regulatory 2015 guidance indicated that the minimum capital ratios ECB considers adequate for ING Bank consolidated, ING Group consolidated are sufficiently covered by ING’s own capital standards. We understood that the regulatory guidance level for the Group for the phased-in common equity Tier 1 ratio was 10.5% in 2015. For 2016 this requirement is set 10.25%, which is the sum of (i) 9.5% being the ECB’s decision on the 2015 Supervisory Review and Evaluation Process (SREP), including the capital conservation buffer, and (ii) 0.75% for the Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank. The impact from countercyclical buffer requirements was insignificant at the start of 2016. The fully-loaded SRB requirement is currently set at 3% for ING Group and phases in over four years to 2019. With a 12.7% Group CET1 ratio as at 31 December 2015, ING is already in compliance with the current fully-loaded requirement of 12.5%.

F-233	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Capital adequacy Group

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerate directive (FICO). The directive covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group. The Financial Conglomerates Directive aims at the supplementary supervision of regulated entities that form part of a financial conglomerate, i.e. groups with licenses in both the banking and the insurance sector, by focusing on potential risks of double gearing (multiple use of capital) and on “group risks” (the risks of contagion, management complexity, risk concentration, and conflicts of interest). ING has been assigned the status of FICO since it was a group comprising of both Banking and Insurance activities.

Through the divestment of our Insurance activities and the introduction of the CRR/CRDIV, the disclosure of the FICO ratio has become less relevant and to measure capital adequacy, we believe CRR/CRD IV is the more appropriate way to look at adequate capitalisation. Therefore, ING will no longer publish the FICO ratio externally.

Main credit ratings of ING at 31 December 2015
	Standard & Poor’s		Moody’s		Fitch
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.
– long-term	A-	Stable	Baa1	Stable	A	Stable
ING Bank N.V.
– long-term	A	Stable	A1	Stable	A	Stable
– short-term	A-1		P-1		F1

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

2.3. Supplemental Information

The following financial information presents the balance sheets for the years ended 31 December 2015 and 2014, and the profit and loss accounts and statements of cash flows for the years ended 31 December 2015, 2014 and 2013 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

ING Group Annual Report on Form 20-F 2015	F-234

Notes to the Consolidated financial statements - continued

2.3.1 Consolidating balance sheet

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Assets
Cash and balances with central banks		21,458		21,458
Amounts due from banks	16,119	29,988	–16,119	29,988
Financial assets at fair value through profit and loss
– trading assets		131,467		131,467
– non-trading derivatives	439	3,234	–326	3,347
– designated as at fair value through profit and loss		3,234		3,234
Investments
– available-for-sale		87,000		87,000
– held-to-maturity		7,826		7,826
Loans and advances to customers	823	534,006	–1,400	533,429
Investments in associates and joint ventures	38,157	962	–38,157	962
Real estate investments		77		77
Property and equipment		2,027		2,027
Intangible assets		1,567		1,567
Assets held for sale	2,153			2,153
Other assets	148	13,307	–135	13,320

Total assets	57,839	836,153	–56,137	837,855
Equity
Shareholders’ equity (parent)	44,972	38,157	–38,157	44,972
Minority interests		638		638

Total equity	44,972	38,795	–38,157	45,610
Liabilities
Subordinated loans	8,643		–1,378	7,265
Debt securities in issue	3,733	117,556		121,289
Other borrowed funds		17,297	–8,151	9,146
Amounts due to banks	40	33,808	–35	33,813
Customer deposits and other funds on deposit		508,701	–7,955	500,746
Financial liabilities at fair value through profit and loss
– trading liabilities		88,807		88,807
– non-trading derivatives	220	4,363	–326	4,257
– designated as at fair value through profit and loss		12,616		12,616
Other liabilities	231	14,210	–135	14,306

Total liabilities	12,867	797,358	–17,980	792,245

Total equity and liabilities	57,839	836,153	–56,137	837,855

F-235	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Assets
Cash and balances with central banks		12,233		12,233
Amounts due from banks		37,119		37,119
Financial assets at fair value through profit and loss
– trading assets		136,959		136,959
– non-trading derivatives	380	4,308	–304	4,384
– designated as at fair value through profit and loss		2,756		2,756
Investments
– available-for-sale		95,402		95,402
– held-to-maturity		2,239		2,239
Loans and advances to customers	11,608	514,343	–13,518	512,433
Investments in associates and joint ventures	47,945	953	–47,945	953
Real estate investments		80		80
Property and equipment		2,100		2,100
Intangible assets		1,655		1,655
Assets held for sale	1,592	165,530	–1,695	165,427
Other assets	177	14,070	–281	13,966

Total assets	61,702	989,747	–63,743	987,706
Equity
Shareholders’ equity (parent)	47,554	47,945	–47,945	47,554
Minority interests		8,047		8,047

Total equity	47,554	55,992	–47,945	55,601
Liabilities
Subordinated loans	8,096		–1,235	6,861
Debt securities in issue	5,397	120,955		126,352
Other borrowed funds		17,834	–6,537	11,297
Amounts due to banks		29,999		29,999
Customer deposits and other funds on deposit		489,282	–5,411	483,871
Financial liabilities at fair value through profit and loss
– trading liabilities		97,091		97,091
– non-trading derivatives	89	6,357	–406	6,040
– designated as at fair value through profit and loss		13,551		13,551
Liabilities held for sale		144,085	–1,979	142,106
Other liabilities	566	14,601	–230	14,937

Total liabilities	14,148	933,755	–15,798	932,105

Total equity and liabilities	61,702	989,747	–63,743	987,706

ING Group Annual Report on Form 20-F 2015	F-236

Notes to the Consolidated financial statements - continued

2.3.2. Consolidated profit and loss account

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income banking operations	568	46,452	–699	46,321
Interest expense banking operations	–720	–33,739	699	–33,760

Interest result banking operations	–152	12,713		12,561
Investment income	59	64		123
Result on disposal of group companies		2		2
Gross commission income		3,411		3,411
Commission expense		–1,093		–1,093

Commission income		2,318		2,318
Valuation results on non-trading derivatives	–89	1,336		1,247
Net trading income	39	1,159		1,198
Share of result from associates and joint ventures	5,925	492	–5,925	492
Other income		66		66

Total income	5,782	18,150	–5,925	18,007
Addition to loan loss provisions		1,347		1,347
Staff expenses	10	4,962		4,972
Other operating expenses	8	4,346		4,354

Total expenses	18	10,655		10,673

Result before tax from continuing operations	5,764	7,495	–5,925	7,334
Taxation	–41	1,965		1,924

Net result from continuing operations	5,805	5,530	–5,925	5,410
Discontinued operations
Net result from discontinued operations		800		800
Net result from classification as discontinued operations		3		3
Net result from disposal of discontinued operations	–879			–879

Total net result from discontinued operations	–879	803		–76

Net result (before minority interests)	4,926	6,333	–5,925	5,334
Net result attributable to Minority interests				408

Net result attributable to Equityholders of the parent				4,926

F-237	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income banking operations	584	48,412	–833	48,163
Interest expense banking operations	–808	–35,812	761	–35,859

Interest result banking operations	–224	12,600	–72	12,304
Investment income	25	211		236
Result on disposal of group companies	–1,926	2,121		195
Gross commission income		3,314	–17	3,297
Commission expense		–1,024	20	–1,004

Commission income		2,290	3	2,293
Valuation results on non-trading derivatives	75	–716		–641
Net trading income	30	562		592
Share of result from associates and joint ventures	3,092	138	–3,092	138
Other income		97		97

Total income	1,072	17,303	–3,161	15,214
Addition to loan loss provisions		1,594		1,594
Staff expenses		5,788		5,788
Other operating expenses	35	4,436		4,471

Total expenses	35	11,818		11,853

Result before tax from continuing operations	1,037	5,485	–3,161	3,361
Taxation	74	802	–17	859

Net result from continuing operations	963	4,683	–3,144	2,502
Discontinued operations
Net result from discontinued operations		667		667
Net result from classification as discontinued operations		–470		–470
Net result from disposal of discontinued operations		–1,572		–1,572

Total net result from discontinued operations		–1,375		–1,375

Net result (before minority interests)	963	3,308	–3,144	1,127
Net result attributable to Minority interests				164

Net result attributable to Equityholders of the parent				963

ING Group Annual Report on Form 20-F 2015	F-238

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income banking operations		51,394		51,394
Interest expense banking operations		–39,693		–39,693

Interest result banking operations		11,701		11,701
Investment income		351		351
Result on disposal of group companies		27		27
Gross commission income		3,303		3,303
Commission expense		–1,099		–1,099

Commission income		2,204		2,204
Valuation results on non-trading derivatives		2,010		2,010
Net trading income		483		483
Share of result from associates and joint ventures	4,910	150	–4,910	150
Other income	–9	179		170

Total income	4,901	17,105	–4,910	17,096
Addition to loan loss provisions		2,289		2,289
Staff expenses		4,920		4,920
Other operating expenses	16	3,898		3,914

Total expenses	16	11,107		11,123

Result before tax from continuing operations	4,885	5,998	–4,910	5,973
Taxation	–5	1,503		1,498

Net result from continuing operations	4,890	4,495	–4,910	4,475
Discontinued operations
Net result from discontinued operations		705		705
Net result from classification as discontinued operations		–42		–42
Net result from disposal of discontinued operations		17		17

Total net result from discontinued operations		680		680

Net result (before minority interests)	4,890	5,175	–4,910	5,155
Net result attributable to Minority interests				265

Net result attributable to Equityholders of the parent				4,890

F-239	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December	2015	2014	2013
Net result attributable to Minority interests
– from continuing operations	69	79	80
– from discontinued operations	339	85	185

	408	164	265
Net result attributable to Equityholders of the parent
– from continuing operations	5,341	2,423	4,395
– from discontinued operations	–415	–1,460	495

	4,926	963	4,890

ING Group Annual Report on Form 20-F 2015	F-240

Notes to the Consolidated financial statements - continued

2.3.3. Consolidated Statement of cash flows

For the year ended 31 December 2015		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		4,885	8,443	–5,925	7,403
Adjusted for:	– depreciation		634		634
	– deferred acquisition costs and value of business acquired		–53		–53
	– change in provisions for insurance and investment contracts		–1,499		–1,499
	– addition to loan loss provisions		1,347		1,347
	– other	–5,925	–933	5,925	–933
Taxation paid		–1	–1,449		–1,450
Changes in:	– amounts due from banks, not available on demand		6,766		6,766
	– trading assets		5,458		5,458
	– non–trading derivatives	–17	–303	17	–303
	– other financial assets at fair value through profit and loss		–256		–256
	– loans and advances to customers	–4,624	–23,030	4,624	–23,030
	– other assets	30	519		549
	– amounts due to banks, not payable on demand		5,179		5,179
	– customer deposits and other funds on deposit		17,970		17,970
	– trading liabilities		–8,276		–8,276
	– other financial liabilities at fair value through profit and loss		–1,582		–1,582
	– other liabilities	870	442	1,341	2,653

Net cash flow from/(used in) operating activities		–4,782	9,377	5,982	10,577
Cash flows from investing activities
Investments and advances:	– group companies	–82		82
	– associates and joint ventures		–40		–40
	– available-for-sale investments		–47,858		–47,858
	– held-to-maturity investments		–3,457		–3,457
	– real estate investments		–106		–106
	– property and equipment		–353		–353
	– assets subject to operating leases		–37		–37
	– investments for risk of policyholders		–2,417		–2,417
	– other investments		–542		–542
Disposals and redemptions:	– group companies (including cash in company disposed)	2,446	–9,372		–6,926
	– associates and joint ventures		1,175		1,175
	– available-for-sale investments	1,824	50,851		52,675
	– held-to-maturity investments		1,219		1,219
	– real estate investments		2		2
	– property and equipment		74		74
	– assets subject to operating leases		17		17
	– investments for risk of policyholders		7,566		7,566
	– loans		3,201		3,201
	– other investments		3		3

Net cash flow from/(used in) investing activities		4,188	–74	82	4,196

F-241	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	–4,782	9,377	5,982	10,577
Net cash flow from/(used in) investing activities	4,188	–74	82	4,196
Cash flows from financing activities
Proceeds from issuance of subordinated loans	2,025			2,025
Repayments of subordinated loans	–1,848			–1,848
Proceeds from borrowed funds and debt securities	72	145,110	–4,624	140,558
Repayments of borrowed funds and debt securities	–1,651	–149,930		–151,581
Issuance of ordinary shares		82	–82
Purchase/sale of treasury shares		34		34
Proceeds from partial divestment of NN Group	1,040			1,040
Dividends received/paid	889	–2,282		–1,393

Net cash flow from/(used in) financing activities	527	–6,986	–4,706	–11,165

Net cash flow	–67	2,317	1,358	3,608
Cash and cash equivalents at beginning of year	116	18,404	–1,407	17,113
Effect of exchange rate changes on cash and cash equivalents		–342		–342

Cash and cash equivalents at end of year	49	20,379	–49	20,379

ING Group Annual Report on Form 20-F 2015	F-242

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		1,037	4,355	–3,161	2,231
Adjusted for:	– depreciation		692		692
	– deferred acquisition costs and value of business acquired		–53		–53
	– change in provisions for insurance and investment contracts		–3,527		–3,527
	– addition to loan loss provisions		1,594		1,594
	– other	–375	2,868	–226	2,267
Taxation paid		–74	–999		–1,073
Changes in:	– amounts due from banks, not available on demand		3,360		3,360
	– trading assets	5	–23,681		–23,676
	– non-trading derivatives	–105	–2,917		–3,022
	– other financial assets at fair value through profit and loss		–553		–553
	– loans and advances to customers	–2,192	–14,665	3,407	–13,450
	– other assets	211	–57	92	246
	– amounts due to banks, not payable on demand		3,353		3,353
	– customer deposits and other funds on deposit		19,015		19,015
	– trading liabilities		23,855		23,855
	– other financial liabilities at fair value through profit and loss		–1,018		–1,018
	– other liabilities	–3,295	–1,092	6,165	1,778

Net cash flow from/(used in) operating activities		–4,788	10,530	6,277	12,019
Cash flows from investing activities
Investments and advances:	– associates and joint ventures		–528		–528
	– available-for-sale investments		–85,799		–85,799
	– held-to-maturity investments		–315		–315
	– real estate investments		–483		–483
	– property and equipment		–375		–375
	– assets subject to operating leases		–34		–34
	– investments for risk of policyholders		–20,598		–20,598
	– other investments		–6,348		–6,348
Disposals and redemptions:	– group companies (including cash in company disposed)	934	–2,150		–1,216
	– associates and joint ventures	1,956	549		2,505
	– available-for-sale investments	166	69,278		69,444
	– held-to-maturity investments		1,172		1,172
	– real estate investments		192		192
	– property and equipment		55		55
	– assets subject to operating leases		3		3
	– investments for risk of policyholders		28,003		28,003
	– loans		2,382	–1,215	1,167
	– other investments		5,736		5,736

Net cash flow from/(used in) investing activities		3,056	–9,260	–1,215	–7,419

F-243	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	–4,788	10,530	6,277	12,019
Net cash flow from/(used in) investing activities	3,056	–9,260	–1,215	–7,419
Cash flows from financing activities
Proceeds from issuance of subordinated loans	1,125			1,125
Repayments of subordinated loans	–1,500			–1,500
Proceeds from borrowed funds and debt securities	3,221	147,537	–4,044	146,714
Repayments of borrowed funds and debt securities	–1,165	–154,350	4,044	–151,471
Repayment of non-voting equity securities	–1,500			–1,500
Repurchase premium paid on non-voting equity securities	–750			–750
Issuance of ordinary shares	–850	850
Purchase/sale of treasury shares		10	–24	–14
Proceeds of IPO NN Group	1,747			1,747
Proceeds from issuance of Undated subordinated notes		986		986
Dividends paid	1,403	–1,412	9

Net cash flow from/(used in) financing activities	1,731	–6,379	–15	–4,663

Net cash flow	–1	–5,109	5,047	–63
Cash and cash equivalents at beginning of year	1	23,517	–6,338	17,180
Effect of exchange rate changes on cash and cash equivalents		–4		–4

Cash and cash equivalents at end of year	0	18,404	–1,291	17,113

ING Group Annual Report on Form 20-F 2015	F-244

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2013		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		4,885	6,730	–4,910	6,705
Adjusted for:	– depreciation		765		765
	– deferred acquisition costs and value of business acquired		1,282		1,282
	– change in provisions for insurance and investment contracts		–8,503		–8,503
	– addition to loan loss provisions		2,289		2,289
	– other	–90	3,019		2,929
Taxation paid		5	–1,661		–1,656
Changes in:	– amounts due from banks, not available on demand		–9,400		–9,400
	– trading assets		651		651
	– non-trading derivatives	–63	–2,151	63	–2,151
	– other financial assets at fair value through profit and loss		1,899		1,899
	– loans and advances to customers	2,277	4,284	–2,277	4,284
	– other assets	448	2,375	–281	2,542
	– amounts due to banks, not payable on demand		–10,266		–10,266
	– customer deposits and other funds on deposit		25,585		25,585
	– trading liabilities		–10,172		–10,172
	– other financial liabilities at fair value through profit and loss		–3,429		–3,429
	– other liabilities	–6,939	–5,085	252	–11,772

Net cash flow from/(used in) operating activities		523	–1,788	–7,153	–8,418
Cash flows from investing activities
Investments and advances:	– associates and joint ventures		–68		–68
	– available-for-sale investments		–132,318		–132,318
	– real estate investments		–200		–200
	– property and equipment		–388		–388
	– assets subject to operating leases		–82		–82
	– investments for risk of policyholders		–56,008		–56,008
	– other investments		–343		–343
Disposals and redemptions:	– group companies (including cash in company disposed)		–4,638		–4,638
	– associates and joint ventures		462		462
	– available-for-sale investments		129,243		129,243
	– held-to-maturity investments		3,439		3,439
	– real estate investments		265		265
	– property and equipment		61		61
	– investments for risk of policyholders		65,528		65,528
	– loans		4,309		4,309
	– other investments		7		7

Net cash flow from/(used in) investing activities			9,269		9,269

F-245	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2013	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	523	–1,788	–7,153	–8,418
Net cash flow from/(used in) investing activities		9,269		9,269
Cash flows from financing activities
Repayments of subordinated loans	–1,470			–1,470
Proceeds from borrowed funds and debt securities	5,161	155,664	–4,162	156,663
Repayments of borrowed funds and debt securities	–7,957	–162,431	5,650	–164,738
Repayment of non-voting equity securities	–750			–750
Repurchase premium paid on non-voting equity securities	–375			–375
Issuance of ordinary shares	7	–7
Purchase/sale of treasury shares	230	–111		119
Proceeds of IPO Voya	786	1,062		1,848
Dividends paid	3,837	–3,837

Net cash flow from/(used in) financing activities	–531	–9,660	1,488	–8,703

Net cash flow	–8	–2,179	–5,665	–7,852
Cash and cash equivalents at beginning of year	9	24,814	–673	24,150
Effect of exchange rate changes on cash and cash equivalents		882		882

Cash and cash equivalents at end of year	1	23,517	–6,338	17,180

2.3.4. Notes to the supplemental information

Investments in group companies

Investments in group companies
	2015		2014
	Interest held (%)	Balance sheet value	Interest held (%)	Balance sheet value
ING Bank	100%	37,997	100%	34,328
NN Group			68%	13,495
Other		160		122

		38,157		47,945

Effective 1 March 2014, ING Topholding N.V. legally merged with its 100% subsidiary ING Verzekeringen N.V.; the merged entity was renamed NN Group N.V.

Other includes certain intercompany eliminations.

ING Group Annual Report on Form 20-F 2015	F-246

Notes to the Consolidated financial statements - continued

Changes in investments in group companies
	2015	2014
Opening balance	47,945	48,994
(Partial) Disposals of group companies	–14,479	–11,163
Revaluations	818	7,714
Result of group companies	6,101	3,091
Capital contribution	82	850
Dividend	–2,282	–1,541

	38,185	47,945
Changes in ING Groep N.V. shares held by group companies	–28

Closing balance	38,157	47,945

In 2015, Disposal of group companies includes the further divestment of ING’s stake in NN Group, resulting in loss of control and deconsolidation of NN Group in May 2015. As at 31 December 2015, the remaining interest in NN Group is 25.75% and is included in ‘Investments in associates and joint ventures’. Reference is made to Note 2 ‘Investments in associates and joint ventures’.

In 2014, Disposal of group companies included the further divestment in Voya resulting in the loss of control over Voya. The 18.9% remaining interest in Voya was included in ‘Other assets’ as an available-for-sale equity investment. Reference is made to Note 3 ‘Other assets’.

Investments in associates and joint ventures

Investments in associates and joint ventures
2015	Interest held (%)	Balance sheet value
NN Group	25.75%	2,153

		2,153

Changes in investments in associates and joint ventures
	2015	2014
Opening balance	–
Additions	3,612
Disposals	–1,459

Closing balance	2,153	–

In 2015, Additions represent the fair value of the investment retained in NN Group at deconsolidation. Further divestments of ING Group’s shareholding in NN Group, subsequent to deconsolidation, is included in Disposals. As at 31 December 2015, Investments in associates and joint ventures represents the remaining interest in NN Group of 25.75%. The investment is measured at the lower of the carrying value and the fair value less cost to sell. Reference is made to the Consolidated annual accounts, Note 54 ‘Other events’.

F-247	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Subordinated loans

Subordinated loans
					Balance sheet value
Interest rate	Year of issue	Due date	Notional amount in original currency		2015	2014
6.500%	2015	Perpetual	USD	1,250	1,139
6.000%	2015	Perpetual	USD	1,000	912
4.000%	2014	Anchor investors[1]	EUR	1,125	338	675
9.000%	2008	Perpetual	EUR	10	10	10
7.375%	2007	Perpetual	USD	1,500		1,232
6.375%	2007	Perpetual	USD	1,045	960	860
5.140%	2006	Perpetual	GBP	66	90	85
5.775%	2005	Perpetual	USD	364		301
6.125%	2005	Perpetual	USD	700	635	574
4.176%	2005	Perpetual	EUR	169		169
Variable	2004	Perpetual	EUR	555	568	559
6.200%	2003	Perpetual	USD	500	454	409
Variable	2003	Perpetual	EUR	430	428	429
7.200%	2002	Perpetual	USD	1,100	1,004	899
7.050%	2002	Perpetual	USD	800	727	659
Variable	2000	31 December 2030	USD	1,500	1,378	1,235

					8,643	8,096

1	Reference is made to the ING Group Consolidated annual accounts, Note 14 ‘Subordinated loans – Subordinated notes – Anchor investors’.

The Subordinated loans rank subordinated to the Other liabilities in a winding-up of ING Group.

ING Group Annual Report on Form 20-F 2015	F-248

Notes to the Consolidated financial statements - continued

Glossary

Amortised costs

The amount at which the financial asset or liability is measured at initial recognition less principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectability.

Application programme interface

A software device that allows for an application or data to be shared.

Asset-backed security (ABS)

A type of bond or note that is based on pools of assets, or collateralised by the cash flows from a specified pool of underlying assets.

Asset Liability Committee (ALCO)

ALCO manages the balance sheet of ING, especially regarding the strategic non-trading risk. These are interest rate risk, equity risk, real estate risk, liquidity, solvency and foreign exchange risk and fluctuations.

Asset & Liability Management (ALM)

The practice of managing a business such that decisions on assets and liabilities are coordinated. It involves the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities.

Assets under Management (AuM)

Refers to the total market value of assets a financial company invests on behalf of its customers.

Associate

An entity over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to, one or more of the following:

•	representation on the board of directors,

•	participation in the policymaking process,

•	interchange of managerial personnel.

Audit Committee

The Audit Committee, consisting of members of the Supervisory Board, assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors.

Authorised capital

The maximum amount of share capital that a public limited company or a private limited company can issue according to its Articles of Association. Part of the authorised capital can remain unissued.

Available Financial Resources (AFR)

The available financial resources equal the market value of assets minus the market value of liabilities, excluding hybrids issued by ING Group, which count as capital. ING’s policy is that the available financial resources should exceed economic capital for Bank and Group.

Available-for-sale financial assets

Those non-derivative financial assets that are designated as available-for-sale or are not classified as:

•	loans and receivables

•	held-to-maturity investments

•	financial assets at fair value through profit and loss.

Bank for International Settlements (BIS)

The Bank for International Settlements is an international organisation fostering the cooperation of central banks and international monetary policy makers.

Basel I

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which were superseded by Basel II, and apply to ING from 2008 onwards.

Basel II

Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which apply to ING from 2008. Basel II is an international standard for calculating the required capital, based on internal models that take into account financial and operational risks.

Basel III

Regulatory requirements issued by the Basel Committee on Banking Supervision for solvency calculation and liquidity requirements, which superseded Basel II. Basel III was adopted in 2010 and consequently translated by the EU into the Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRR is binding for all EU member states and became effective as at 1 January 2014, with the full requirements to take effect from 1 January 2018. The CRD IV directs all EU member states to implement certain components of Basel III in their own law; in the Netherlands in the ‘Wet Financieel Toezicht’ (Act on Financial Supervision). Although not all definitions and parameters of the CRR/CRD IV have been finalised, the key principles of Basel III have been included in ING’s solvency and liquidity risk appetite frameworks that are continuously monitored by senior management.

Basis Point Value (BPV)

The change in the net present value of a cash flow or a pool of cash flows due to a one basis-point change of the yield curve.

Business risk

The exposure to value loss due to fluctuations in volumes, margins and costs. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency.

F-249	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Capital base

Capital plus minority interests plus subordinated loans.

Capital coverage ratio

Available capital divided by required capital.

Capital Requirements Directive (CRD IV)

For European banks, the Basel III requirements are implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive IV (CRD IV). The CRD IV directs all EU member states to implement certain components of Basel III in their own law, taking into account transitional arrangements, in the Netherlands through amendments to the ‘Wet Financieel Toezicht’ (Act on Financial Supervision).

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

Central Clearing Parties or Central Counterparties (CCP)

A legal entity between two trade counterparties in a bilateral transaction. The parties legally assign their trades to the CCP, and the CCP becomes the counterparty to each, assuming all rights and responsibilities. Thus, from the point of view of the original counterparties, the counterparty credit risk exposure is shifted from the other original counterparty to the CCP.

Collateralised debt obligation (CDO)

A type of asset-backed security that provides investors with exposure to the credit risk of a pool of fixed income assets.

Collateralised loan obligation (CLO)

A type of collateralised debt obligation (CDO) that is backed primarily by leveraged bank loans.

Commercial paper

Promissory note (issued by financial institutions or large firms) with a very-short to short maturity period (usually 2 to 30 days, and not more than 270 days), and unsecured.

Common equity Tier 1 capital

Capital definition specified in article 26 of the capital requirements regulation (CRR). Common equity Tier 1 items of institutions consist of the following:

(a)	capital instruments

(b)	share premium accounts related to the instruments referred to in point (a)

(c)	retained earnings

(d)	accumulated other comprehensive income

(e)	other reserves

(f)	funds for general banking risk.

Compliance risk

Compliance risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards, and the ING Values as part of the Orange Code.

Concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is significant in relation to ING Group’s total exposure.

Contingent liabilities

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events, but is not recognised because:

•	it’s not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	the amount of the obligation cannot be measured with sufficient reliability.

Control

Situations in which ING owns, directly or indirectly, more than half of the voting power of a company, or when ING has control of a company’s operating and financial policies through situations including, but not limited to:

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

Corporate Governance Committee

The Corporate Governance Committee, consisting of members of the Supervisory Board, assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the way it’s reported on in the Annual Report and to the General Meeting of Shareholders. It advises the Supervisory Board on improvements.

Cost of capital

The costs related to owning capital. These can be split into the cost of equity, hybrids and debt, taking a target leverage into account.

ING Group Annual Report on Form 20-F 2015	F-250

Notes to the Consolidated financial statements - continued

Country of residence

From the perspective of a given country, a resident is an individual or legal entity that has its major operations in the given country. All of ING’s customers and entities are said to be residents in one country only.

Country risk

The risk that a government will not fulfil its obligations or that it will obstruct the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).

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

Credit rating

Credit ratings, as assigned by rating agencies (such as Standard & Poor’s and Moody’s), are indicators of the likelihood of timely and complete repayment of interest and instalments of fixed-income securities.

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

Credit valuation adjustment (CVA)

An adjustment to the valuation of ‘over-the-counter’ (OTC) derivative contracts to reflect the creditworthiness of OTC derivative counterparties.

Cumulative preference shares

Shares that entitle the holder to a fixed annual dividend. In the case of a profit distribution, these shares take precedence over ordinary shares. If the profit available for distribution isn’t enough to pay this dividend in full, the shortfall will be made up from the reserves as much as possible. If, and to the extent that, the dividend distribution can’t be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

Debit valuation adjustment (DVA)

An adjustment made by ING to the valuation of ‘over-the-counter’ (OTC) derivative liabilities to reflect within fair value ING’s own credit risk.

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

Depositary receipt of ordinary shares

More than 99.9% of the ordinary shares issued by ING Groep N.V. is held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, the ING Trust Office has issued depositary receipts in bearer form for these shares.

F-251	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics:

(a)	Its value changes in response to a change in any of the following: a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (provided in the case of a non-financial variable that the variable is not specific to a party to the contract, sometimes called the ‘underlying’).

(b)	It requires no initial net investment, or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

(c)	It is settled at a future date.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical area of operations;

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or

(c)	is a subsidiary acquired exclusively with a view to resale.

Discounted bills

Bills that are sold, less interest, giving the owner the right to receive an amount of money on a given date.

Earnings sensitivity (ES)

Measures the impact of changing interest rates on (before-tax) net interest income.

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

ESR framework

The Environmental and Social Risk (ESR) Framework is a set of policies and governance to identify, assess and manage ING’s engagement with companies operating in sectors that are more vulnerable to environmental and social risks and impacts.

ESR policies

Our financing and investment policies, as well as our broader business ambitions, are structured around strongly embedded social, ethical and environmental criteria. Our Environmental and Social Risk (ESR) policies guide our decisions for customer engagement and assessing finance proposals.

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

Exposure at default (EaD)

The exposure at default uses models to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstandings (see definition) that may occur on that date is also not known, ING Bank uses a combination of statistical, expert and hybrid models to estimate the exposure at default.

Fair value

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date (‘exit price’).

Final dividend

The final dividend is the total dividend for the year as proposed by the Board, less any interim dividend paid during the year. The dividend is subject to approval of shareholders at the Annual General Meeting.

Finance lease

A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.

ING Group Annual Report on Form 20-F 2015	F-252

Notes to the Consolidated financial statements - continued

Financial asset

Any asset that is:

•	cash

•	an equity instrument of another company

•	a contractual right to:

•	receive cash or another financial asset from another company

•	exchange financial instruments with another company under conditions that are potentially favourable

•	a certain contract that will or may be settled in ING’s own equity instruments.

Financial instruments

Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

Financial liability

Any liability that is:

(a)	contractual obligation:

•	to deliver cash or another financial asset to another company, or

•	to exchange financial instruments with another company under conditions that are potentially unfavourable, or

(b)	contract that will or may be settled in the company’s own equity instruments.

Fintech

This stands for ‘financial technology’. It’s used to describe companies (generally startups) that are using software and technology to disrupt current banking models and deliver innovative financial services.

First call date

Perpetual subordinated loans have no set maturity. The first call date is the date on which ING has the option to repay and cancel that particular subordinated loan.

Forbearance activities

Forbearance occurs when a client is considered unable to meet its financial commitments under the contract due to financial difficulties, and based on these difficulties, ING decides to grant concessions towards the client by either loan modification or refinancing. Modification is when the terms and conditions of the contract are adjusted to enable the client to service the debt. Refinancing relates to putting a new loan contract in place to ensure the total or partial repayment of an existing loan contract, which the debtor is unable to comply with. Examples of forbearance measures are: postponement and/or reduction of loan principal and/or interest payments, extended payment terms, debt consolidations and deferral of foreclosures.

Foreign exchange rate risk (FX risk)

Probability of loss occurring from an adverse movement in foreign exchange rates.

Forward contracts

Commitments to exchange currencies or to buy or sell other financial instruments at specified future dates.

Fully loaded CET 1 ratio

The CRR/CRD IV Common Equity Tier 1 ratio calculated according to the 2019 end-state rule. (See other definitions.)

Future contracts

Commitments to exchange currencies or to buy or sell other financial instruments at specified future dates. Exchanges act as intermediaries and require daily cash settlement and collateral deposits.

Group debt

Investments in ING Group subsidiaries minus the equity of the holding company, including hybrids.

Held for sale

A business or group of assets for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. When a business or a group of assets are to be sold together in a single transaction, and the sale is considered to be highly probable, these are classified separately in the balance sheet as ‘assets held for sale’. A sale is highly probable when management is demonstrably committed to the sale, which is expected to occur within one year from the date of classification as held for sale. Liabilities directly associated with those assets, and that are included in the transaction, are included in the balance sheet as ‘liabilities held for sale’.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity that ING Group has the positive intention and ability to hold to maturity other than:

(a)	those that ING Group upon initial recognition designates as at fair value through profit and loss.

(b)	those that ING Group designates as available-for-sale.

(c)	those that meet the definition of loans and receivables.

Historical simulation

A model to calculate value at risk, assuming that future changes in risk factors will have the same distribution as they had in the past, taking into account the non-linear behaviour of financial products.

Human capital return on investment

The human capital return on investment (HCROI) provides a means of measuring a company’s profitability in relation to total employee costs. It is calculated by removing non-employee costs from overall operating costs and deriving the resulting operating profitability.

Hybrid capital

Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares). Hybrid capital securities are perpetual fixed income securities with an embedded call and coupon deferral feature. All hybrid capital securities rank senior to core tier 1 securities and ordinary shares of ING Group and they are structurally subordinated to the senior debt instruments issued by ING Groep N.V.

F-253	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Impairment loss

The amount by which the carrying amount of an asset exceeds its recoverable amount.

ING Trust Office

The purpose of the ING Trust Office is to:

(a)	acquire and administer, for the purposes of management, registered shares in the capital of ING Groep N.V. and to issue depository receipts for these shares.

(b)	to promote the exchange of information between ING Group and the holders of depository receipts and shareholders in ING Group.

(c)	to promote the solicitation of proxies.

ING Continuity Foundation

The role of the ING Continuity Foundation is to safeguard to the best of its ability the interests of ING, its enterprises, and its stakeholders; and to resist influences that might conflict with these interests by affecting the independence, continuity or identity of ING. This foundation may for that purpose exercise its call option right for as many cumulative preference shares as are necessary in order to hold up to one-third of the issued share capital.

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

Internal rate of return (IRR)

Internal rate of return is the calculated discount rate at which the present value of distributable earnings from new business equals the investment in new business (i.e. the projected return on the investment in new business).

Interest rate risk

Probability that the market interest rates will rise significantly higher than the interest rate earned on investments such as bonds, resulting in their lower market value.

Interim dividend

The interim dividend is an advance on the total dividend and distributed before the end of the fiscal year.

Internal assessment approach (IAA)

A method used to calculate credit risk capital requirements for securitisation exposures (including liquidity lines provided to asset-backed commercial paper programmes and sponsored securitisations).

In the money

A call option is said to be ‘in the money’ if the exercise price is lower than the price of the underlying value. A put option is said to be in the money if the exercise price is higher than the price of the underlying value.

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

Initial public offering (IPO)

This is when a company publicly offers its shares for sale for the first time on a stock exchange. The most important goal of an IPO is to raise capital that the company can use to invest and expand.

Irrevocable facilities

This mainly constitutes unused portions of irrevocable credit facilities granted to corporate customers, and commitments made to purchase securities to be issued by governments and private issuers.

Irrevocable letters of credit

This represents an obligation on behalf of a customer to pay an amount of money upon submission of a specific letter or document, or to accept a bill of exchange, subject to certain conditions. An irrevocable letter of credit cannot be cancelled or adjusted by the bank that has granted it for the duration of the agreement unless all those concerned agree.

Issued share capital

The share capital that is issued by a public or private limited company.

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

Legal risk

Legal risk is the risk related to:

•	A failure (or perceived failure) to adhere to applicable laws, regulations and standards.

ING Group Annual Report on Form 20-F 2015	F-254

Notes to the Consolidated financial statements - continued

•	Contractual liabilities or obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way.

•	Liability (tort) towards third parties due to an act or omission attributable to ING (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.

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

Liquidity coverage ratio (LCR)

Regulatory measure for the liquidity of banks, which compares the amount of high-quality liquid assets with a potential outflow over a one-month period. The measure is introduced under Basel III. LCR is defined as: stock of high quality liquid assets divided by assumed 30-day cash outflow.

Liquidity premium

In order to correct the value of liabilities for their illiquidity, a premium is added to the risk-free liability valuation curve. This premium reflects the price of illiquid long-term funding, which increases in stressed markets.

Liquidity risk

The risk that ING Group, or one of its subsidiaries, cannot meet its financial liabilities when they are due, at reasonable costs and in a timely manner.

Loan to deposit ratio (LtD ratio)

Measure for the liquidity of banks. The LtD ratio is defined as: own originated loans divided by own originated deposits.

Loan to value ratio (LtV ratio)

This is defined as the amount of the mortgage divided by the value of the property and is one way to measure the risk of a mortgage. Typically, assessments with higher LtV ratios are considered riskier mortgages. This also affects how the mortgage is weighed for regulatory capital purposes.

Loss given default (LGD)

Anticipated percentage loss in the event of a default of a customer or counterpart.

Management Board Banking

The Management Board Banking (MBB) consists of:

•	the CEO, CFO and CRO of ING Group
•	the vice-chairman and head of Market Leaders of ING Bank

•	the head of Challengers & Growth Markets of ING Bank

•	the head of Wholesale Banking of ING Bank

•	the chief operations officer of ING Bank.

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

Master agreement

Contract between parties in which agreements are reached for most of the terms and conditions of future transactions, so that negotiations only focus on deal-specific terms. Well-known master agreements include ISDA (for over-the-counter derivative transactions), GMRA (for repo or repurchase transactions) and GMSLA (for securities-lending transactions).

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

Mortgage-backed securities (MBS)

A security with cash flows backed by typically the principal and/or the interest payments of a pool of mortgages.

Net asset value

Used in the equity method of accounting. The initial net asset value of the investment is determined by the fair value of the assets and liabilities of the investee. After the initial valuation of assets and liabilities of the investee at fair value, the assets

F-255	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

and liabilities of the investee are valued in accordance with the accounting policies of the investor. The profit and loss account reflects the investor’s share in the results of operations of the investee.

Net present value at risk (NPV at risk)

NPV at risk measures the impact of changing interest rates on value. As a full valuation approach is applied, the risk figures include convexity risk that results from embedded optionalities like mortgage prepayment options.

Net promoter score

Net promoter score (NPS) is a way of measuring customer loyalty and satisfaction. It’s based on a direct question: ‘How likely is it that you would recommend our company/product/service to a friend or colleague?’ Promoters respond with a score of 9 or 10 (out of 10) and are considered ‘loyal enthusiasts’. Detractors are those who respond with a score of 0 to 6 (‘unhappy customers’). Scores of 7 and 8 are ‘passives’, and will only count towards the total number of respondents, but not directly affect the formula. NPS is calculated by subtracting the percentage of customers who are detractors from the percentage of customers who are promoters.

Nominal value of share

Dutch shares have a nominal value, which is mentioned on all issued share certificates. Shares must be issued against at least the nominal value. The nominal value remains fixed, as opposed to the market value, which fluctuates.

Nomination Committee

The Nomination Committee, consisting of members of the Supervisory Board, assists the Supervisory Board on aspects such as the composition of the Supervisory Board and Executive Board.

Non-voting equity securities

These refer to the core Tier 1 securities issued to the Dutch State in November 2008 for a total of EUR 10 billion. This capital injection qualified as core Tier 1 capital for regulatory purposes. It was repaid in tranches, with the final repayment made in November 2014. Ultimately, the total amount paid to the Dutch State was EUR 13.5 billion, which comprised EUR 10 billion in principal and EUR 3.5 billion in interest and premiums, and resulted in an annualised return of 12.7% for the Dutch State.

Notional amounts

Represent units of account, which in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.

Obligor

This is a person or entity who’s legally obliged to provide some benefit or payment to another. Financially, it usually refers to a bond issuer who’s obligated to make payments on the principal and interest of the outstanding debt.

Operating lease

A contract that allows use of an asset, but not ownership of the asset. Different than a finance lease.

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

A qualifying insurance policy is an insurance policy issued by an insurer that is not a related party of the reporting enterprise, if the proceeds of the policy:

•	can be used only to pay or fund employee benefits under a defined benefit plan.

•	aren’t available to the reporting enterprise’s own creditors (even in bankruptcy) and can’t be paid to the reporting enterprise, unless either the proceeds represent surplus assets that aren’t needed for the policy to meet all the related employee benefit obligations, or the proceeds are returned to the reporting enterprise to reimburse it for employee benefits already paid.

ING Group Annual Report on Form 20-F 2015	F-256

Notes to the Consolidated financial statements - continued

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

Pre-settlement risk

Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by making a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Group replacing a trade in the market.

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

Projected unit credit method

This has to do with employee benefit plans, such as retirement plans. It’s an actuarial valuation method that considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

Probability of default (PD)

The likelihood that a customer or counterparty will default.

Problem loans

In line with IFRS, if a borrower defaults on payment for more than 90 days, or a customer is likely to default payment, the particular loan and all other positions will be regarded as problem or non-performing loans.

Qualifying asset (related to borrowing costs)

An asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

Recognition

The process of incorporating in the balance sheet, or profit and loss account, an item that meets the definition of an element and satisfies the following criteria for recognition:

•	It’s probable that any future economic benefit associated with the item will flow to or from the enterprise.

•	The item has a cost or value that can be measured reliably.

Recoverable amount

The higher of an asset’s fair value less costs of disposal and its value in use.

Recovery plan

As a consequence of the global financial crisis, ING Bank has set up an all-encompassing recovery planning process. It aims to improve the bank’s readiness and decisiveness to tackle financial crises on its own.

Redemption value

With respect to investments in fixed-interest securities, the amount payable on the maturity date.

Regulatory capital (RC)

The minimum amount of capital that a bank is required to hold in order to absorb unexpected losses. RC is calculated using regulatory approved internal models.

Remuneration Committee

The Remuneration Committee, consisting of members of the Supervisory Board, advises the Supervisory Board on aspects such as the terms and conditions of employment of Executive Board members and senior managers of ING and its subsidiaries. This including their remuneration, as well as the policies and principles that the employment terms and conditions are based on.

Repurchase agreement (Repo)

The sale of a financial instrument combined with an agreement to repurchase the same instrument at a future date.

Residential Mortgage Backed Security (RMBS)

A residential mortgage backed security is when banks and financial institutions pool people’s mortgages into debt securities that investors can buy and trade. These securities are divided into classes based on the risk associated with the mortgage. The least risky are ‘prime’ mortgages, followed by ‘Alt-A’ and then ‘sub-prime’, which is the most risky.

Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. The use of RMBSs to finance sub-prime borrowing is considered to be a main factor in causing the 2007-2008 financial crisis.

Return on equity (ROE)

The return on equity is the net result as a percentage of average equity. It’s used as a measurement of a company’s profitability and efficiency.

Reverse repurchase agreement (Reverse repo)

The purchase of a financial instrument with the agreement to sell it at a specific future date.

F-257	ING Group Annual Report on Form 20-F 2015

Notes to the Consolidated financial statements - continued

Risk Committee

The Risk Committee, consisting of members of the Supervisory Board, assists the Supervisory Board in monitoring the risk profile of the company, as well as the structure and operation of the internal risk management and control systems.

Risk-weighted assets (RWA) under Basel I

Assets that are weighted for credit risk according to a formula used by the Dutch Central Bank (De Nederlandsche Bank), which conforms to the capital adequacy guidelines of the BIS (Bank of International Settlements). On- and off-balance-sheet items are weighted for risk, with off-balance-sheet items converted to balance-sheet equivalents (using credit conversion factors) before being allocated a risk weight.

Risk-weighted assets (RWA) under Basel II

Assets that are weighted for credit and market risk in accordance with the Basel II methodology. The risk-weighted assets are calculated using internal models approved by the Dutch Central Bank (De Nederlandsche Bank). Regulatory capital requirements for operational risk are calculated without the use of risk-weighted assets, but are included in the total risk-weighted assets reported. In the CRR/CRD IV, the term RWA is replaced by ‘Total Risk Exposure Amount’, but for now we follow common usage.

Settlement risk

Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates or times, but the receipt won’t be verified or expected until ING Group has paid or delivered its side of the trade. The risk is that ING Group delivers, but the counterparty doesn’t.

Significant influence

The power to participate in the financial and operating policy decisions of an entity, but not to have control over these policies. Significant influence may be gained by share ownership, statute or agreement.

Stakeholder

A stakeholder is a person or group with an interest in ING. We distinguish the following groups: customers (individuals, families, small businesses, large corporations, financial institutions, governments, public-private entities and supranational agencies), capital providers, employees, supervisors, regulators, civil society organisations, citizens and society at large.

Stress testing

Stress testing examines the effect of exceptional but plausible scenarios on the capital position of ING. Stress testing can be initiated internally or be external parties such as the European Central Bank.

Structured entity

An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Sub-prime mortgage

Mortgage loans made to borrowers who can’t get a regular mortgage because they have a bad credit history or limited income.

Subsidiary

An entity that is controlled by another entity.

Sub-sovereign supranationals and agencies (SSA)

SSAs comprise, among others, multilateral development banks, regional governments, local authorities and US agencies. Under certain conditions, SSA bonds may qualify as ‘Level 1 High Quality Liquid Assets’ for LCR.

SSA categories are defined per:

(a)	The EU-regulation (EU) 575/2013 CRR, which defines exposure classes in Article 112 – Article 132 (‘CRR’)

(b)	The exemption list in Article 2 of the directive 2013/36/EU (‘CRD IV’)

(c)	Delegated act on Liquidity Covered Ratio (EU) 680/2014 (Directive on ‘LCR’)

Sustainable assets under management / socially responsible investments

Assets of customers registered at ING Bank that are defined as sustainable following an assessment of environmental, social and governance (ESG) parameters / criteria.

Sustainable engagement score

The extent to which employees are motivated, enabled and energised to perform at their best and help ING to succeed.

Sustainable transitions financed

Sustainable transitions financed describes all the business that we do with clients who are environmental outperformers in their sectors and projects that provide sustainable solutions.

Swap contracts

Commitments to settle in cash at a specified future date, based on differentials between specified financial indices as applied to a notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Tier 1 capital

The Tier 1 capital of an institution consists of the sum of the common equity Tier 1 capital and additional Tier 1 capital.

Tier 1 ratio

Reflecting the Tier 1 capital of ING Bank as a percentage of its total risk-weighted assets.

ING Group Annual Report on Form 20-F 2015	F-258

Notes to the Consolidated financial statements - continued

Tier 2 capital

Tier 2 capital shall consist of the following:

(a)	Capital instruments and subordinated loans where the conditions laid down in Article 63 (CRR) are met.

(b)	The share premium accounts related to instruments referred to in point (a.).

(c)	For institutions calculating risk-weighted exposure amounts in accordance with Chapter 2 of Title II of Part Three, general credit risk adjustments, gross of tax effects, of up to 1,25 % of risk-weighted exposure amounts calculated in accordance with Chapter 2 of Title II of Part Three of the CRR.

(d)	For institutions calculating risk-weighted exposure amounts under Chapter 3 of Title II of Part Three, positive amounts, gross of tax effects, resulting from the calculation laid down in Articles 158 and 159 up to 0,6 % of risk-weighted exposure amounts calculated under Chapter 3 of Title II of Part Three of the CRR.

Total loss-absorbency capacity (TLAC)

This is a concept proposed by the Financial Stability Board in November 2014 meant to ensure that globally systemically important banks, known as G-SIBs, have sufficient capacity to absorb losses both before and during resolution (the process of sorting out a failed bank) to continue critical functions without requiring taxpayer support or threatening financial stability.

Trading portfolio

Comprises financial instruments held to obtain short-term transaction results, to facilitate transactions on behalf of customers or to hedge other positions in the trading portfolio.

Transfer risk

Probability of loss due to currency conversion (exchange) restrictions imposed by a foreign government that make it impossible to move money out of the country.

Treasury bills

Generally, these are short-term debt certificates issued by a central government. Dutch Treasury Certificates are regarded as Dutch Treasury Bills.

Treasury shares

An entity’s own equity instruments, held by the entity or other members of the consolidated group.

Underlying result

Underlying result is a financial performance measure used by ING Group to evaluate the results of its banking segments and is derived by excluding the following from IFRS-IASB: special items, the impact of divestments and Legacy Insurance.

Value at risk (VaR)

Value at risk is a technique that uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio’s losses will exceed a certain amount.

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

Warrant

A financial instrument that gives the holder the right to purchase ordinary shares.

F-259	ING Group Annual Report on Form 20-F 2015

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

Telephone: +31 20 5639111

Internet: www.ing.com

Commercial Register of Amsterdam, no. 33231073.