Form 20-F
period 2016-12-31
ING GROEP NV
filed 2017-03-16
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2016

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

Norman Tambach

Telephone: +31 20 576 6160

E-mail: Norman.Tambach@ing.com

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

(Name; Telephone, Email and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, nominal value EUR 0.01 per Ordinary Share*	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value EUR 0.01 per Ordinary Share	3,878,483,623

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

ING Group Annual Report on Form 20-F 2016 Filed with the United States Securities and Exchange Commission for the year ended 31 December 2016

PRESENTATION OF INFORMATION

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.‘s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”). References to “Executive Board” and “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively.

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.0552, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 3 March 2017.

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

The published 2016 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).

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

In addition, in 2016 ING made certain changes to the way in which it reports its segment results. See Item 5. “Operating and financial review and prospects – segment reporting” for more information.

In addition the consolidated financial statements, which are prepared in accordance with IFRS, this Annual Report contains certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating segment performance and allocating resources. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, including the consolidated financial statements. Non-GAAP financial measures as defined by us may not be comparable with similarly titled measures used by other companies.

Certain amounts set forth herein, such as percentages, may not sum due to rounding.

This Annual Report on Form 20-F contains inactive textual addresses to Internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this Annual Report on Form 20-F.

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014 and endorsed by the EU in November 2016. IFRS 9 will replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The new requirements become effective as of 1 January 2018. ING Group has decided to apply the classification, measurement and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity at 1 January 2018, with no restatement of comparative periods. ING has also chosen not to early adopt changes introduced by IFRS 9 for financial liabilities where movements in own credit for financial liabilities designated at fair value through profit or loss will be presented in other comprehensive income.

IFRS 9 Program governance and status

The structure of the IFRS 9 Program has been set-up based on the three pillars of the IFRS 9 standard: Classification and Measurement, Impairment and Hedge Accounting. These central work streams consist of experts from Finance, Risk, Bank Treasury, Operations and the business. For further information please read the relevant section in Note 1 ‘Accounting policies’ of Note 2.1.2 to the Consolidated financial statements.

Classification and Measurement

IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. Financial assets are therefore classified in their entirety rather than being subject to complex bifurcation requirements.

Two criteria are used to determine how financial assets should be classified and measured:

The Business Model assessment is performed to determine how a portfolio of financial instruments as a whole is managed in order to classify it as Hold to Collect, Hold to Collect & Sell or Other Business Model and;

Contractual cash flow characteristics of financial instruments held in each Business Model are analysed to check if they meet the Solely Payments of Principal and Interest (‘SPPI’) test in order to determine if the measurement will be at Amortised Cost, Fair Value through Other Comprehensive Income (‘FVOCI’) or Fair Value through Profit and Loss (‘FVPL’).

In 2016, the central team finalised a Business Model Blueprint based on the structure of the organisation and all the entities across the Group and through discussions with various parties from the business, finance and risk functions. The central team identified and documented the Business Model templates that were later tailored by local project teams to fit the local organisation as well as local business structure and product offering.

The central team also finalised an approach for performing the SPPI test and is in the process of performing a detailed analysis of our cash flow characteristics of our financial assets to detect whether they meet SPPI criteria. The SPPI test is performed on groups of assets that have a set of similar characteristics resulting in a homogenous population. Where testing is being performed at a local level, these local teams are trained and supported by the central team to ensure IFRS 9 is understood and implemented consistently across the Group.

The focus in 2017 will be finalising SPPI testing and formalising the governance to embed the changes brought by IFRS 9 into everyday business and financial reporting cycles to ensure ongoing compliance. ING Group will also finalise accounting policy choices around use of FVOCI presentation for equity investments and designations at FVPL. Furthermore, there will be increased emphasis on the impact of IFRS 9 on prudential ratios, especially capital ratios.

Impact

ING is currently assessing the impact of IFRS 9 on the classification and measurement of its financial assets. The classification and measurement of financial liabilities remains essentially the same as under IAS 39.

Impairment

The recognition and measurement of impairment is intended to be more forward looking-looking, based on an expected credit loss (‘ECL’) model, than under IAS 39 which is an incurred loss model. The ECL estimates are required to be unbiased, probability-weighted and should include supportable information about past events, current conditions and forecasts of future economic conditions. The ECL should reflect multiple macro-economic scenarios and include the time value of money. The ECL model applies to on-balance financial assets accounted for at amortised cost and FVOCI such as loans, debt securities, trade receivables, off-balance items such as lease receivables, certain loan commitments, financial guarantees, and revolving credit facilities.

Three stage approach

ING Group plans to apply the IFRS 9 three stage approach to measure expected credit losses:

•	Stage 1: 12 month ECL – performing

Financial instruments that have not had a significant increase in credit risk since initial recognition require, at initial recognition, a provision for ECL associated with the probability of default events occurring within the next 12 months (‘12 month ECL’).

•	Stage 2: Lifetime ECL – under-performing

In the event of a significant increase in credit risk since initial recognition, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘Lifetime ECL’).

•	Stage 3: Lifetime ECL – non-performing

Financial instruments will move into Stage 3 once credit impaired and require a Lifetime ECL provision.

Key concepts

ING Group aims to align the definition of credit impaired under IFRS 9 with the definition of default for prudential purposes. ING Group considers a financial asset credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. ING Group’s definition of modification that does not result in a derecognition event refers to any non-significant changes to contractual terms that impact the (timing of) contractual cash flows of that financial asset. In case the modification results in a significant change to the contractual terms, the asset is derecognised.

ING Group established a framework for whether an asset has a significant increase in credit risk. Each assets will be assessed at reporting date on the triggers for significant deterioration. ING Group intends to assess significant increase in credit risk using a delta in the lifetime default probability, forbearance status, watch list status, managing department, arrears and the more than 30 days past due backstop. The stage allocation will be implemented in the central credit risk systems. In 2017 stability analyses on the triggers will be performed.

Measurement

The calculation of ECL will be based on ING Group’s expected loss models (PD, LGD, EAD) currently used for regulatory capital, economic capital and collective provisions in the current IAS 39 framework. The IFRS 9 ECL model leverage on existing IRB models, removing embedded prudential conservatism (such as PD floors) and including forward looking point in time information based on macro-economic indicators, such as unemployment rates and GDP growth. The expected loss parameters will be determined by using historical statistical relationships and macroeconomic predictions. For the portfolios outside the IRB approach, existing framework for loan loss provisions will be applied to set the parameters to measure credit risk. The lifetime risk assessment will be based on historical observations. The data series will be shorter compared to the assets under the IRB approach.

To measure ECL, ING Group applies a PD x EAD x LGD approach. For stage 2 assets a lifetime view on the underlying parameters is taken. The Lifetime Expected Loss (LEL) is the discounted sum of the portions of lifetime losses related to default events within each time window of 12 months. For stage 3 the PD equals 100% and the LGD and EAD represent a lifetime view of the characteristics of facilities that are in default. The ECL is calculated in the central credit risk systems to ensure consistency.

In 2016, enhanced data was collected from all source systems around the world and progress has been made in the central implementation of IFRS 9 concepts in the central credit risk system. Furthermore, ING Group’s asset portfolios are split into a number sub-portfolios based on asset class and jurisdiction (e.g. mortgages in the Netherlands) in order to accurately measure ECL. For IFRS 9 purposes a number of portfolios are grouped. The models for the first portfolios are in the process of validation by an independent party.

Impact

Based on the IFRS 9 ECL model a more volatile impairment charge may be expected on the back of macroeconomic predictions. Financial assets with high risk and long maturity profiles are expected to be subject to the biggest impact. A 12-month ECL will be recognized for all financial assets that have not had a significant increase in credit risk. IFRS 9 requires to calculate lifetime ECL for those assets with a significant increase in credit risk since initial recognition but are not credit impaired at the reporting date (i.e. Stage 2). This category did not exist under IAS 39. These factors combined with off-balance sheet items also in scope of the ECL model could result in an increase in the total level of impairment allowances.

ING expects that any negative effect on equity may be partly offset by the release of expected loss elements currently included in the calculation of regulatory capital (i.e. the regulatory shortfall). As the impact cannot be quantified reliably as of 31 December 2016, ING intends to quantify the potential impact of IFRS 9 no later than in the Annual Report 2017.

Hedge Accounting

The IFRS 9 hedge accounting requirements aim to simplify general hedge accounting requirements. Furthermore, IFRS 9 aims to aligns hedge accounting more closely with risk management. All micro hedge accounting strategies as well as the macro cash flow hedge accounting are in scope of IFRS 9. Macro fair value hedging is not in scope of IFRS 9.

ING Group performed an assessment of the impact of the new hedge accounting requirements. Based on the outcome of this assessment, ING Group has made a decision to continue applying IAS 39 for hedge accounting including the application of the EU carve out as explicitly permitted by IFRS 9. ING Group will implement the revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ is effective for annual periods beginning on or after 1 January 2018 and has been endorsed by the EU. IFRS 15 introduces a 5-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to customer that delivers benefit from the customers perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer. The standard may be applied retrospectively, although transitional relief is available. Commission income is a key revenue stream in scope of IFRS 15 being assessed. No accounting change is expected for ‘straight-forward’ type transaction based fees. Fees related to the effective yield of the loan which is presented in Interest income or bank guarantee fees are not in the scope of IFRS 15. ING is currently assessing the revenue stream for commission income.

IFRS 16 ‘Leases’

In January 2016, the IASB issued IFRS 16 ‘Leases’ the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. IFRS 16 is not yet endorsed by the EU. The new standard removes for lessee accounting, the distinction between operating or finance leases, resulting in all leases being treated as finance leases. All leases will be recognised on the statement of financial position with the optional exceptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The main reason for this change is that this approach will result in a more comparable representation of a lessee’s assets and liabilities in relation to other companies and, together with enhanced disclosures, will provide greater transparency of a lessee’s financial leverage and capital employed. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical options and exemptions to east the costs of transition. Lessor accounting remains substantially unchanged. ING will adopt the standard at its effective date and is currently assessing the impact of this standard.

NN Group

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer had significant influence over NN Group and accounted for its remaining stake in NN Group as an available-for-sale investment. The sale transaction, together with the revaluation of the remaining stake, resulted in a net profit of EUR 522 million and is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. EUR 210 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three Anchor investors. EUR 128 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the statement of profit or loss of ING Group.

April 2016 – Divestment of remaining shareholding in NN Group

On 14 April 2016, ING Group sold its remaining shares in NN Group. The transaction involved the sale of 45.7 million ordinary shares of NN Group at gross proceeds of EUR 1,406 million and resulted in a net loss of EUR 66 million which is recognised in the statement of profit or loss, in the line ‘Net result from disposal of discontinued operations’.

Subsequent events

There are no subsequent events to report.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company”, “Dividends”, “Operating and Financial Review and Prospects”, “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	potential consequences of European Union countries leaving the European Union or a break-up of the euro,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor and customer behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations and the interpretation and application thereof,

•	geopolitical risks and policies and actions of governmental and regulatory authorities,

•	changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof,

•	conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	the outcome of current and future legal and regulatory proceedings,

•	ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and

•	the other risks and uncertainties detailed in “Item 3. Key Information – Risk Factors” in this Annual Report on Form 20-F and our filings with the SEC which are available on the SEC’s website at http://www.sec.gov[sec.gov].

Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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

IFRS-IASB Consolidated Income Statement Data

for the years ended 31 December	2016	2016	2015	2014	2013	2012
In millions except amounts per share and ratios	US$	EUR	EUR	EUR	EUR	EUR

Continuing operations
Interest income	46,621	44,182	46,321	48,169	51,394	60,003
Interest expense	32,649	30,941	33,760	35,865	39,693	48,119

Net interest income	13,972	13,241	12,561	12,304	11,701	11,884
Net commission income	2,567	2,433	2,318	2,293	2,204	2,047
Other income	2,351	2,228	3,128	617	3,191	1,223

Total income	18,890	17,902	18,007	15,214	17,096	15,154
Addition to loan loss provision	1,028	974	1,347	1,594	2,289	2,125
Operating expenses	11,200	10,614	9,326	10,259	8,834	9,644

Total expenses	12,228	11,588	10,673	11,853	11,123	11,769

Result before tax from continuing operations	6,663	6,314	7,334	3,361	5,973	3,385
Taxation	1,799	1,705	1,924	859	1,498	856

Net result from continuing operations	4,863	4,609	5,410	2,502	4,475	2,529

Net result from discontinued operations	465	441	-76	-1,375	680	1,359

Net result attributable to Non-controlling interests	79	75	408	164	265	161

Net result ING Group IFRS-IASB attributable to Equityholders of the parent	5,250	4,975	4,926	963	4,890	3,727

Addition to shareholders’ equity	2,548	2,415	2,411	493	4,890	3,727
Dividend	2,701	2,560	2,515	470
Basic earnings per share	1.35	1.28	1.27	0.25	1.14	0.81
Diluted earnings per share	1.35	1.28	1.27	0.25	1.14	0.81
Dividend per share	0.70	0.66	0.65	0.12
Number of Ordinary Shares outstanding (in millions)	3,877.9	3,877.9	3,868.7	3,854.6	3,836.9	3,801.4

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.0552 to EUR 1.00, the Noon Buying Rate in New York City on 3 March 2017 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

The results of NN Group and Voya have been transferred to “Result from discontinued operations”. For details on Discontinued operations, see Note 28 of Note 2.1 to the consolidated financial statements.

Dividend reported is the amount declared over the year.

Basic earnings per share amounts have been calculated based on the weighted average number of ordinary shares of ING Groep N.V. (“Ordinary Shares”)outstanding during the relevant period and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding at the end of the respective periods. For purposes of this calculation, Ordinary Shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The effect of dilutive securities is also adjusted.

IFRS-IASB Consolidated Balance Sheet Data

as at 31 December	2016	2016	2015	2014	2013	2012
In billions except amounts per share and ratios	US$	EUR	EUR	EUR	EUR	EUR
Total assets	888.7	842.2	1,002.3	1,174.8	1,076.6	1,158.1
Financial assets at fair value through profit or loss	128.8	122.1	138.0	144.1	165.2	233.7
Loans and advances to customers	591.1	560.2	696.9	698.2	527.0	556.9
Customer deposits
Savings accounts	333.1	315.7	305.9	295.5	289.8	277.8
Other deposits and funds	218.7	207.2	358.3	374.1	184.5	177.2

Customer deposits	551.8	522.9	664.2	669.7	474.3	455.0
Deposits from banks	33.8	32.0	33.8	30.0	27.2	38.7
Insurance and investment contracts:					111.8	230.0
Shareholders’ equity	49.9	47.3	45.0	47.6	42.3	46.5
Non-voting equity securities					1.5	2.3
Total Equity	50.5	47.9	45.6	55.6	49.7	50.4
Shareholders’ equity per ordinary share	12.86	12.19	11.62	12.36	11.02	12.22
Share capital in number of shares (in millions)	3,878.5	3,878.5	3,870.2	3,858.9	3,840.9	3,831.6

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.0552 to EUR 1.00, the Noon Buying Rate in New York City on 3 March 2017 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

Loans and advances to customers and Customer deposits, as at 31 December 2015 and 2014, are adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – a) ‘Changes in accounting policies in 2016’ of Note 2.1 to the consolidated financial statements. Amounts for the years 2013 and 2012 have not been adjusted.

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

U.S. dollars per euro

Calendar Period	Period End[1]	Average Rate[2]	High	Low
2012	1,3186	1,2909	1,3463	1,2062
2013	1,3771	1,3303	1,3816	1,2774
2014	1,2101	1,3210	1,3927	1,2101
2015	1,0859	1,1032	1,2015	1,0524
2016	1,0552	1,1029	1,1516	1,0375

1	The noon buying rates at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 1 of Note 2.1 to the consolidated financial statements.
2	The average of the noon buying rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2016	1.1358	1.0868
October 2016	1.1437	1.1104
November 2016	1.1026	1.0963
December 2016	1.1025	1.0562
January 2017	1.0964	1.0573
February 2017	1.0802	1.0551

The Noon Buying Rate for euros on 30 December 2016 was EUR 1.00 = U.S. $ 1.0552 and the Noon Buying Rate for euros on 3 March 2017 was EUR 1.00 = U.S. $ 1.0552.

Risk Factors

Any of the risks described below could have a material adverse effect on the business activities, financial condition, results of operations and prospects of ING. Additional risks of which the Company is not presently aware could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. In addition, the business of a multinational, broad-based financial services firm such as ING is inherently exposed to risks that only become apparent with the benefit of hindsight. The market price of ING shares or other securities could decline due to any of those risks including the risks described below, and investors could lose all or part of their investments. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

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

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. We are particularly exposed to financial, economic, market and political conditions in the Benelux countries, from which we derive a significant portion of our revenues. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads.

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

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies and changes in the regulatory environment in which we operate have in the past had and may in the future have a material adverse impact on shareholders’ equity and net result, including as a result of the potential consequences listed above. See ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’ and ‘— We operate in highly regulated industries. Changes in laws and/ or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’ below.

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. In 2008 and through early 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. Concerns over the slow economic recovery, the European sovereign debt crisis, the outcome of the negotiations between the UK and the EU following the UK referendum on EU membership (Brexit), the potential exit of other countries from the Eurozone, increasing political instability in Europe, unemployment, the availability and cost of credit, credit spreads, quantitative easing within the Eurozone through bond repurchases, the ECB’s targeted longer-term refinancing operation (‘TLTRO’), potential changes in U.S. laws, regulations and policies governing financial regulation, foreign trade and foreign investment following the inauguration of a new U.S. administration in January 2017, the level of U.S. national debt and the U.S. housing market, inflation/deflation levels, energy costs and heightened geopolitical issues all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

These conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the U.S., the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in changes in economic policy including the implementation of austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see ‘ —U.S. Sovereign Credit Rating’ and ‘ — European sovereign debt crisis and the United Kingdom’s withdrawal from the European Union below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including high levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world.

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

European sovereign debt crisis and the United Kingdom’s withdrawal from the European Union

Market concerns over the direct and indirect exposure of European banks and insurers to the sovereign debt of several EU Member States since 2010 have resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. The sovereign debt crisis has also highlighted issues relating to the strength of the banking sector in Europe and the Euro. In addition, risks and ongoing concerns about the crisis in the Italian banking sector and its potential spill-over effect into other Member States, deterioration of the political situation in Turkey, as well as the possible default by one or more Member States could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European and other financial institutions, including us. For example, concerns regarding Greece’s financial condition and potential exit from the Eurozone were raised again in early 2017. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, and such capital may not be available. We are exposed to the risk of downgrades of European sovereign ratings or corporate ratings, because they may affect our financial costs and, as a result, our profitability. Market disruptions in Europe related to sovereign debt and the banking sector continue to be a threat to global capital markets and remains a challenge to global financial stability. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, which may not be available. Market and economic disruptions stemming from the crisis in Europe also have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of, and default on, consumer debt and home prices, among other factors. There can be no assurance that market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. Additionally, extreme prolonged market events, such as the recent global credit crisis, could cause us to incur significant losses and may lead to USD funding shortages for EU Banks.

In addition, although the UK is not a member state of the Eurozone, the decision of the UK to leave the EU may further destabilize the Eurozone. The outcome of the negotiations between the UK and the EU, which are expected to formally begin in March 2017 and to last for at least two years, remains highly uncertain as does its economic and operational impact on the Group and its counterparties. Concerns regarding other Member States’ potential exit from the EU or the Eurozone also have emerged following the ‘Brexit’ referendum and may continue to emerge in the context of the French and German general elections in 2017. The possible exit from the EU and/or the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro-denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without incurring significant cost), (ii) currencies in some Member States may depreciate relative to others, (iii) former EU and/or Eurozone Member States may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the EU and/or the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). These factors, combined with volatile oil prices, reduced business and consumer confidence and/or continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position and investment portfolio are exposed to these risks and may be adversely affected as a result.

U.S. Sovereign Credit Rating

In 2011, Standard & Poor’s Ratings Services (‘S&P’) lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. Although other ratings agencies have not similarly lowered the long-term sovereign credit rating of the U.S., they have put that credit rating on watch. Amid the lingering uncertainty over the long-term outlook for the fiscal position and the future economic performance of the U.S. within the global economy and potential future budgetary restrictions in the U.S., there continues to be a perceived risk of a future sovereign credit ratings downgrade of the U.S. government, including the rating of U.S. Treasury securities. On 15 October 2013, Fitch Ratings placed the U.S.’s AAA credit rating under ‘rating watch negative’ in response to the financial crisis, a step that would precede an actual downgrade, which was however upgraded again to ‘stable’ in March 2014. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade. Instruments of this nature are key assets on the balance sheets of financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the U.S. government or a default by the U.S. government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group.

Adverse capital and credit market conditions as well as changes in regulations may impact our ability to access liquidity and capital, as well as the cost of liquidity, credit and capital.

Adverse capital market conditions have in the past affected, and may in the future affect, our cost of borrowed funds and our ability to borrow on a secured and unsecured basis, thereby impacting our ability to support and/or grow our businesses. Furthermore, although interest rates are at or near historically low levels, since the recent financial crisis, we have experienced increased funding costs due in part to the withdrawal of perceived government support of such institutions in the event of future financial crises. In addition, liquidity in the financial markets has also been negatively impacted as market participants and market practices and structures adjust to new regulations.

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

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counterbalance the consequences of losses or increased regulatory capital and rating agency capital requirements. This could force us to (i) delay raising capital, (ii) reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows, regulatory capital and rating agency capital position could be materially adversely affected by disruptions in the financial markets.

In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases, governments nationalised companies or parts thereof. The measures adopted in the Netherlands included emergency funding and capital reinforcement, and a Dutch Credit Guarantee Scheme, both of which have expired. Our completed Restructuring Plan and the divestments in connection with that plan altered the size and structure of the Group and involved significant costs, which required changes in our operations, funding and liquidity. Any potential future transactions with the Dutch State or any other government or any actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.

We are subject to the jurisdiction of a variety of banking regulatory bodies, some of which have proposed regulatory changes in recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, which are subject to restrictions, as described in ‘—As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions..’ Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet.

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

Declining interest rates or a prolonged period of low interest rates, as is currently the case, may result in:

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

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates, which may:

• decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

• reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or

• a decrease in collateral values,

• result in increased withdrawal of certain savings products, particularly those with fixed rates below market rates,

• require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations.

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:

• result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income, and

• lower the value of our equity investments impacting our capital position.

In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing may result in a systemic mispricing of our products, which would negatively impact our results of operations.

On the other hand, deflation experienced in our principal markets may also adversely affect our financial performance. In recent years, the risk of low inflation and even deflation (i.e., a continued period with negative rates of inflation) in the Eurozone has materialized. Deflation may erode collateral values and diminish the quality of loans and cause a decrease in borrowing levels, which would negatively affect our business and results of operations.

We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability.

We are subject to detailed banking laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies and supervisors have broad administrative power over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the European Union (‘EU’), the United States (‘U.S.’) and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, anti-terrorism financing, tax evasion, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.

Our revenues and profitability and those of our competitors have been and will continue to be impacted by requirements relating to capital, additional loss-absorbing capacity, leverage, minimum liquidity and long-term funding levels, requirements related to resolution and recovery planning, derivatives clearing and margin rulesand levels of regulatory oversight, as well as limitations on which and, if permitted, how certain business activities may be carried out by financial institutions.

Following the start of the financial crisis, regulators around the world have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently in the implementation phase of, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, Germany, Belgium, the United Kingdom, the EU, the U.S. and elsewhere have implemented, or are in the process of implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including, among others, in the areas of prudential rules, liquidity and capital requirements, executive compensation, crisis and contingency management, bank taxes and financial reporting. Additionally, governmental and regulatory authorities in the Netherlands, in the EU and the U.S. as well as in a multitude of jurisdictions where we conduct our business continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions). Furthermore, we are subject to different tax regulations in each of the jurisdictions where we conduct business. Changes in tax laws (including case law) could increase our taxes and our effective tax rates and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results of operations and financial condition. One such change relates to the current debate in the U.S. over corporate tax reform for multinational corporations and corporate tax rates. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results.

In addition, the International Accounting Standards Board (‘IASB’) issued in July 2014 a new accounting standard for financial instruments also known as IFRS 9 ‘Financial Instruments’. IFRS 9, which was endorsed by the EU in November 2016, will replace IAS 39, the accounting standard heavily criticised in the wake of the financial crisis, for annual periods beginning on or after 1 January 2018, with early adoption permitted. Such changes could also have a material impact on our reported results and financial condition, as well as on how ING manages its business, internal controls and disclosure.

Compliance with applicable laws and regulations is resources-intensive, and changes in laws and regulations may materially increase costs. We expect the scope and extent of regulation in the jurisdictions in which we conduct our business, as well as regulatory oversight and supervision, to generally continue to increase. However, we cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. Regulation is becoming increasingly more extensive and complex and the industries in which we operate are increasingly coming under the scrutiny of regulators, and affected companies, including ING, are required to meet the demands, which often necessitate additional resources. These regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on the businesses in which we can operate or invest.

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

See also ‘Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects’. For additional information, see the ‘Review processes for setting benchmark rates’ and ‘Financial Economic Crime’ paragraphs in the ‘Main developments in 2016’ part within the Compliance Risk in the Risk Management section in the annual report of ING Group. With respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

Basel III, CRD IV and CRD V

In December 2010, the Basel Committee on Banking Supervision (‘BCBS’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The BCBS’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total common equity Tier 1 ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the BCBS and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. In particular in November 2015 the FSB published the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in resolution. The implementation of these measures began in 2012, and full implementation is targeted for 2019, with the TLAC requirements to apply from 2019. ING Bank has been designated by the BCBS and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, since 2011, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI since November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. In January 2017, the BCBS announced that it expected to complete finalisation of all revisions to the Basel III framework, including the calibration of an aggregate capital floors framework and a leverage ratio minimum requirement, in ‘the near future’. There is a high degree of uncertainty as to whether any further amendments to the 2010 framework and standards will be made by the BCBS in the coming years, and how any such amendments would be implemented subsequently in the EU and in The Netherlands.

For European banks, the Basel III requirements were implemented through the Capital Requirements Regulation and Capital Requirements Directive IV (‘CRD IV Regulation’ and ‘CRD IV Directive’, respectively and together the ‘CRR’), which were adopted by the EC in June 2013 following approval by the European Parliament in April 2013. The CRD IV Regulation entered into force on 28 June 2013 and the CRD IV Directive on 17 July 2013, and all banks and investment firms in the EU (as opposed to the scope of the Basel III requirements, which apply to ‘internationally active banks’) were required to apply the new rules from 1 January 2014 in phases, with full implementation by 1 January 2019. The full impact of these rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, will depend on how the CRD IV Directive is transposed into national laws in each Member State, including the extent to which national regulators and supervisors set more stringent limits and additional capital requirements or surcharges. In the Netherlands, the CRD IV Directive has been implemented through amendments to the Financial Supervision Act. In the next phase for regulatory requirements for banks’ risk and capital management, the regulators are focusing on the required capital calculations across banks. Since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and specifically on whether internal models are appropriate for such purposes. These developments have suggested that stricter rules may be applied by a later framework. The BCBS released several consultative papers, containing proposals to change the methodologies for the calculation of capital requirements and is expected to issue further standards in this respect. Within these proposals BCBS suggests methods to calculate RWA using more standardised or simpler methods in order to achieve greater comparability, transparency and consistency. In November 2016, the EC proposed substantial amendments (commonly referred to as CRD V) to the CRR (including the CRD IV Directive), the BRRD and the Singe Resolution Mechanism Regulation to, among other things, implement these revisions in the EU legislation. Legislation is expected to be finalised in 2018. These proposals will likely impact the capital requirements for currently reported exposures (e.g. credit risk via revised standardised RWA floor) but may also lead to new capital requirements. The proposals cover multiple areas, including the Pillar 2 framework, the leverage ratio, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’ senior debt, the minimum requirement for own funds and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation. The proposals are to be considered by the European Parliament and the Council of the European Union and therefore remain subject to change. The final package of new legislation may not include all elements of the proposals and new or amended elements may be introduced through the course of the legislative process. Until the proposals are in final form, it is uncertain how the proposals will affect the Group or holders of its securities. The current proposals, as well as on the economic and financial environment at the time of implementation and beyond, can have a material impact on ING’s operations and financial condition and they may require the Group to seek additional capital.

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

In its capacity as principal bank supervisor in the European Union, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions. For example, under the SSM, the regulators with jurisdiction over the Group, including the ECB, may conduct stress tests and have discretion to impose capital surcharges on financial institutions for risks that are not otherwise recognised in risk-weighted assets or other surcharges depending on the individual situation of the bank and take or require other measures, such as restrictions on or changes to the Group’s business. Competent regulators may also, if the Group fails to comply with regulatory requirements, in particular with minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there are shortcomings in its governance and risk management processes, prohibit the Group from making dividend payments to shareholders or distributions to holders of its regulatory capital instruments. Generally, a failure to comply with the new quantitative and qualitative regulatory requirements could have a material adverse effect on the Group’s business, financial condition and results of operations.

In 2016 the ECB has also started the Targeted Review of Internal Models (TRIM), an exercise which will take several years and is aimed at bringing assurance that capital held reflects the underlying risks. There is also heightened supervisory attention for the credit quality of loans to corporates and/or households. These exercises could impact the RWA we recognise for certain assets.

Dodd-Frank Act

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) was signed into law in the U.S. The Dodd-Frank Act effects comprehensive changes to the regulation of financial services in the U.S. and has implications for non-U.S. financial institutions with a U.S. presence or that transact with U.S. counterparties, such as ING. Dodd-Frank directs existing and newly created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, most of which are in place. Because some of the regulations have only recently taken effect or are yet to be finalized, we cannot predict with certainty how such regulations will affect the financial markets generally and impact the Group’s business, credit rating, results of operations, cash flows or financial condition or liquidity. Key aspects of Dodd- Frank that we have identified to date as possibly having an impact on the Group include the aspects set out below:

Title VII of Dodd-Frank creates a new framework for regulation of the over-the-counter derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank

N.V., has registered with the U.S. Commodity Futures Trading Commission (‘CFTC’) as a swap dealer. The CFTC and other U.S. prudential regulators have adopted margin requirements on uncleared swaps, which will begin to come into effect for ING Capital Markets LLC in 2017. The SEC is expected to adopt regulations establishing margin and capital requirements for security-based swaps. Along with the still indeterminate effective date for SEC regulations on, among others, reporting, registration, and internal and external business conduct with respect to security-based swaps, these are likely to materially impact ING. Additionally, the CFTC is expected to adopt capital requirements for swap dealers, although the specific requirements, and any available exemptions, have not been finalized. If these requirements are applicable to ING, and no exemptions are available, it is possible that these requirements will be difficult for ING to comply with and may, as a result, materially and adversely impact ING’s ability to operate as a swap dealer in the U.S. Other CFTC regulatory requirements, already implemented, include registration of swap dealers, business conduct rules imposed on swap dealers and requirements that some categories of swaps be centrally executed on regulated trading facilities and cleared through regulated clearing houses. In addition, new position limits requirements for market participants that may be contained in final regulations to be adopted by the CFTC could limit ING’s position sizes in swaps referencing specified commodities and similarly limit the ability of counterparties to utilize certain of our products by narrowing the scope of hedging activity that is permitted for commercial end users and the trading activity of speculators. All of the foregoing areas of regulation of the derivative markets and market participants will likely result in increased cost of hedging and other trading activities, both for ING and its customers, which could expose our business to greater risk and could reduce the size and profitability of our customer business. In addition, the imposition of these regulatory restrictions and requirements, could result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

Pursuant to requirements of the Dodd-Frank Act, the SEC and CFTC are required to consider whether stable value contracts should be regulated as ‘swap’ derivative contracts. In the event that stable value contracts become subject to such regulation, certain aspects of our business could be adversely impacted, including issuance of stable value contracts and management of assets pursuant to stable value mandates.

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

On 10 December 2013, various federal agencies approved a final rule implementing Section 619 of Dodd-Frank, commonly referred to as the ‘Volcker Rule’ and which places limitations and restrictions on the ability of U.S. FDIC insured depository institutions and non-U.S. banks with branches or agencies in the U.S. that become subject to the U.S. Bank Holding Company Act, as well as their affiliates, to engage in certain proprietary trading or sponsor and invest in private equity and hedge funds. As a general matter, such organisations have until July 2017 to comply with the prohibition on certain fund activities and until July 2015 to comply with the proprietary trading prohibitions. In the event that we or one of our affiliates becomes subject to the Volcker Rule, our investment activities could be so restricted. It is expected that we will experience significant additional compliance and operational costs and may be prohibited from engaging in certain activities we currently conduct if the Volcker Rule becomes applicable to us and our affiliates.

For instance, ING Group’s wholly owned subsidiary, ING Bank, may at some point in time consider whether to establish a branch office in the U.S. If ING Bank were to establish a U.S. branch, we would be subject to supervision and regulation by the Federal Reserve under various laws and various restrictions on our activities under those laws, including the Bank Holding Company Act of 1956, as amended, and the International Banking Act of 1978, and, as a consequence, such supervision and regulation, including such restrictions on activities could materially impact our operations. These would include, among others, the Volcker Rule and heightened supervisory requirements and prudential standards. Dodd-Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorise the SEC to impose on broker-dealers’ fiduciary duties to their customers, as applied to investment advisers under existing law, which new standard could potentially expose certain of ING’s U.S. broker-dealers to increased risk of SEC enforcement actions and liability. In 2011, the SEC staff released a study on this issue, and members of the SEC’s Investor Advisory Committee voted in November 2013 to recommend the proposal implementing a uniform fiduciary standard for most brokers and registered investment advisers to the SEC.

Although the full impact of Dodd-Frank and its implementing regulations cannot be determined at this time, many of their requirements have had and may continue to have profound and/or adverse consequences for the financial services industry, including for us. Dodd-Frank, in its current form, could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under Dodd-Frank and have a material effect on our results of operations or financial condition.

In February 2017, the U.S. Secretary of Treasury was directed by executive order to consult with other financial regulatory agencies to evaluate the current financial regulatory framework against core principles set out by the new U.S. administration. Such review may result in the revision, amendment or repeal, in all or in part, of Dodd-Frank and related rules and regulations. There can be no assurance that these or any other future reforms will not significantly impact our business, financial condition and results of operations.

Foreign Account Tax Compliance Act and other US withholding tax regulations

Under provisions of U.S. tax law commonly referred to as FATCA, non-U.S. financial institutions are required to provide certain information on their U.S. account holders and/or certain U.S. investors to the U.S. Internal Revenue Service (“IRS”). A 30% withholding tax is imposed on ‘withholdable payments’ made to non-compliant non-U.S. financial institutions. In addition to FATCA, non-U.S. financial institutions are required to comply with other U.S. withholding and reporting requirements on certain payments. The Group intends to take all necessary steps to comply with FATCA and other U.S. withholding tax regulations. ING is for example updating and strengthening its withholding compliance programme and reviewing, amending and filing the necessary tax returns and information reports.

Many countries, including the Netherlands, have entered into agreements (‘intergovernmental agreements’ or ‘IGAs’) with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report information on their U.S. account holders to the taxing authorities of those countries, who will then pass the information to the IRS.

If the Group is unable to comply with requirements imposed under IGAs or otherwise comply with FATCA (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to account holders or other investors, or as a result of the failure of account holders or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. Payments made with respect to certain products offered by members of the Group may also be or become subject to withholding under FATCA. The possibility of such withholding and the need for account holders and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition (i) compliance with the terms of IGAs and with FATCA, with any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA, and (ii) offering products subject to U.S. withholding, may substantially increase the Group’s compliance costs. Because legislation and regulations implementing FATCA and the IGAs remain under development, the future impact of this law on the Group is uncertain. Failure to comply with FATCA and other U.S. withholding tax regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. For additional information with respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. The CRS will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As of 2 November 2016, 87 jurisdictions, including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to the CRS. The majority of countries where ING has a presence has committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for most of the signatories) is expected to start in September 2017.

Bank Recovery and Resolution Regimes

In June 2012, the ‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Intervention Act mainly amended the Dutch Financial Supervision Act and the Dutch Insolvency Act allowing Dutch authorities to take certain actions with respect to a failing bank or insurer that cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of the overall financial system. It comprised two categories of measures. The first category of measures related to banks or insurers facing serious financial difficulties and included measures related to the timely and efficient liquidation of the failing institution. This set of measures gave the DNB the power to transfer customer deposits, assets and/or liabilities other than deposits and issued shares of an entity to third parties or to a bridge bank if the DNB deemed that, in respect of the relevant institution, there were signs of adverse developments with respect to its funds, solvency, liquidity or technical provisions and it could be reasonably foreseen that such developments would not be sufficiently or timely reversed. The DNB was also granted the power to influence the internal decision-making of failing institutions through the appointment of an ‘undisclosed administrator’. The second category of measures can be triggered if the stability of the financial system is in serious and immediate danger as a result of the failure of a Dutch financial institution and includes measures intended to safeguard the stability of the financial system as a whole. This set of measures granted authority to the Dutch Minister of Finance to take immediate measures or proceed to expropriation of assets or liabilities , or shares in the capital, of failing financial institutions. Within the context of the resolution tools provided in the Intervention Act, holders of debt securities of a bank subject to resolution could also be affected by issuer substitution or replacement, transfer of debt, expropriation, modification of terms and/or suspension or termination of listings.

In addition, on 26 November 2015 the ‘Act on implementing the European framework for the recovery and resolution of banks and Investment firms’ (Implementatiewet Europees kader voor herstel en afwikkeling van banken en beleggingsondernemingen) came into force, implementing the ‘Bank Recovery and Resolution Directive’ (‘BRRD’) and partly amending the Intervention Act. Certain measures introduced by the Intervention Act were replaced, with respect to banking institutions, with measures based on the BRRD and the SRM Regulation, as described below. The BRRD came into effect on 2 July 2014. It includes, among other things, the obligation for institutions to draw up a recovery plan and for resolution authorities in the Member States to draw up a resolution plan, the resolution authorities’ power to take early intervention measures and the establishment of a European system of financing arrangements. The BRRD confers extensive resolution powers on the resolution authorities, including the power to require the sale of (part of a) business, to establish a bridge institution, to separate assets and to take bail-in measures. The stated aim of the BRRD is to provide supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. In November 2016, the EC proposed amendments to the BRRD regarding the ranking of unsecured debt instruments in national insolvency proceedings (to include a new category of ‘non-preferred’ senior debt) and to enhance the stabilisation tools with the introduction of a moratorium tool.

The powers granted to resolution authorities under the BRRD include, among others, the introduction of a statutory ‘write-down and conversion’ power and a ‘bail-in’ power, which gives the relevant resolution authority the power to, inter alia, (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity, (ii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (which could include certain securities that have been or will be issued by ING) of a failing financial institution or group and/or (iii) convert certain debt claims (which could include certain securities that have been or will be issued by ING) into another security, including ordinary shares of the surviving group entity, if any. None of these actions would be expected to constitute an event of default under those securities entitling holders to seek repayment.

In addition to a ‘write-down and conversion’ power and a ‘bail-in’ power, the powers granted to the resolution authority under the BRRD include the two categories of measures introduced by the Intervention Act, as described above. In addition, the BRRD stipulates, among the broader powers to be granted to the relevant resolution authority, that it will confer powers to the relevant resolution authority to amend or alter the maturity date or interest payment date of debt instruments, including by suspending payment for a temporary period, or to amend the interest amount payable under such instruments. None of these actions would be expected to constitute an event of default under those debt instruments or other eligible liabilities entitling holders to seek repayment.

Many of the rules implementing the BRRD are contained in detailed technical and implementing rules, the exact text of which is subject to agreement and adoption by the relevant EU legislative institutions. Therefore, for some rules, there remains uncertainty regarding the ultimate nature and scope of these resolution powers and, when implemented, how they would affect us and the securities that have been issued or will be issued by us. Accordingly, it is not possible to assess the full impact of the BRRD on ING and on holders of any securities issued or to be issued by ING, and there can be no assurance that, once it is fully implemented, the manner in which it is applied or the taking of any actions by the relevant resolution authority contemplated in the BRRD would not adversely affect the rights of holders of the securities issued or to be issued by ING, the price or value of an investment in such securities and/or ING’s ability to satisfy its obligations under such securities.

Finally, as part of the move towards a full banking union, on 19 August 2014, the Single Resolution Mechanism (‘SRM’) came into effect, with the aim to have a Single Resolution Board (‘SRB’) to be responsible for key decisions on how a bank subject to SSM supervision is to be resolved if a bank has irreversible financial difficulties and cannot be wound up under normal insolvency proceedings without destabilizing the financial system. The SRB is a key element of the SRM and is the European resolution authority for the Banking Union and is fully operational, with a complete set of resolution powers, as of 1 January 2016. The SRB works in close cooperation with the national resolution authorities such as the Dutch national resolution authority. The SRB is also in charge of the Single Resolution Fund, a pool of money financed by the banking sector which will be set up to ensure that medium-term funding support is available while a credit institution is being restructured.

Historically, ING Bank has contributed to the Dutch National Resolution Fund (the ‘NRF’). Beginning in 2016, contributions to the NRF will be phased out and will decrease steadily until they decrease to nil in 2023; during the same period, contributions to the SRF will commence and steadily increase, replacing ING Bank’s contributions to the NRF. As the contributions for the NRF and the SRF are calculated on a different basis and by different authorities (DNB and SRB, respectively) the contributions to the SRF may deviate from the contributions to the NRF.

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

ING has a recovery plan in place to enhance the bank’s readiness and decisiveness to tackle financial crises on its own. Effective since 2012, the plan is updated annually to make sure it stays fit for purpose. The completeness, quality and credibility of the recovery plan is assessed annually by ING’s regulators. Since 2012, ING has worked together with the different resolution authorities to determine a resolution strategy and to identify potential impediments to resolution. This resulted in a resolvability assessment that is shared every year with the FSB and the preparation of a transitional resolution plan by the SRB. In November 2016, ING concluded that ING Groep N.V. should be the designated resolution entity. At the end of January 2017, the SRB has informed ING that it supports the designation of ING Groep N.V. as the point of entry.

Financial Stability Board

In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance, including executive compensation and risk culture, and a host of related issues associated with responses to the financial crisis.

In November 2015, the FSB published final standards on the adequacy of loss absorbing capacity held by G-SIBs. These comprise: (i) a set of principles on loss-absorbing and recapitalisation capacity of G-SIBs in resolution and (ii) a high level “termsheet” setting out an internationally agreed standard on the characteristics and adequacy of TLAC. The key requirement mandates G-SIBs to hold long-term debt that can be written down or converted into equity in the event that a G-SIB is put into liquidation, thereby providing a specific means of absorbing losses and recapitalising the G-SIB. The numbers are significant with the minimum standard requiring a G-SIB to hold TLAC of at least 16% of risk weighted assets and at least 6% of the leverage ratio denominator from 1 January 2019, and at least 18% and 6.75% respectively from 1 January 2022 on. In November 2016, the EC proposed amendments to the CRR and BRRD to implement the FSB’s minimum TLAC requirement for G-SIB that are intended to align the TLAC requirement with the minimum requirement for own funds and eligible liabilities (MREL). In October 2016, the BCBS issued a final standard regarding the regulatory capital treatments of TLAC holdings of other G-SBIBs, confirming that G-SIBs must deduct from their own TLAC exposures TLAC instruments and liabilities issued by other G-SIBS.

Additional Governmental Measures

Governments in The Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. Restrictions related to the Restructuring Plan are further described in Note 50 ‘The European Commission Restructuring Plan’ to the consolidated financial statements.

In February 2013, the EC adopted a proposal setting out the details of a financial transaction tax (‘FTT’) under the enhanced cooperation procedure, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is established in the financial transaction tax zone (‘FTT-zone’) or if the instrument which is the subject of the transaction is issued within the territory of a Member State in the FFT-Zone. 10 Member States have indicated they wish to participate in the FTT (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) following Estonia’s withdrawal in 2015. The initial proposal contemplated that the FTT would enter into effect on 1 January 2014, which would have then required us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. However, the FTT remains subject to negotiation between the participating Member States and currently it is uncertain whether and in what form and by which Member States the FTT will be adopted. The implementation date of any FTT will thus depend on the future approval by participating Member States in the Council, consultation of other EU institutions, and the subsequent transposition into local law. Depending on its final form, the introduction of an FTT in the Netherlands or outside the Netherlands could have a substantial adverse effect on ING’s business and results.

As of 1 October 2012, banks that are active in the Netherlands are subject to a bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. Increased bank taxes in countries where the Group is active result in increased taxes on ING’s banking operations, which could negatively impact our operations, financial condition and liquidity. For information regarding historical regulatory costs incurred by ING, please refer inter alia to Note 27 ‘Other operating expenses’ to the consolidated financial statements.

Additional Tier 1 Securities

In April 2015, ING issued USD 2.25 billion of Additional Tier 1 securities (‘AT1 Securities’) and in November 2016, ING issued USD 1 billion AT1 Securities. ING may issue additional AT1 Securities, or other instruments with similar terms (also known as contingent convertible bonds or ‘CoCos’), in the future. The Dutch parliament adopted Article 29a of the Dutch Corporate Income Tax Act of 1969 (Wet op de vennootschapsbelasting 1969) in 2015 to provide debt treatment of securities similar to the AT1 Securities for the purpose of Dutch corporate income tax (25% rate) and (indirectly) dividend withholding tax purposes (15% non-grossed up rate). The interest payment obligation for the year 2015 in respect of the AT1 Securities is EUR 90 million and for the year 2016 it is EUR 135 million. For 2015 and 2016, that amount was treated by ING as a deductible interest expense for Dutch corporate income tax purposes and as exempt for Dutch dividend withholding tax purposes. However, there is a risk that the EC will take the view, and that court would uphold such view if contested, that the tax deductibility of interest payments on the AT1 Securities is in contravention of the EC’s temporary state aid rules for assessing public support to financial institutions during the crisis (the ‘Revised State Aid Guidelines’). The Revised State Aid Guidelines provide for strengthened burden-sharing requirements, which require banks with capital needs to obtain shareholders’ and subordinated debt holders’ contributions before resorting to certain state aid measures. If a determination were made that deduction of interest payments on AT1 Securities and other similar securities, including those ING may issue in the future, is inconsistent with the Revised State Aid Guidelines, amounts ING would have to pay to the Dutch State with respect to interest payments that have previously been treated as an expense for Dutch corporate income tax purposes and that have been paid free of withholding taxes could be substantial, in particular if ING is unable to redeem the securities (e.g. for the year 2015, the total amount of payment in this respect could be EUR 38 million excluding interest and for the year 2016 it would be EUR 58 million excluding interest). The terms of the AT1 Securities provide that ING can redeem the AT1 Securities only upon the occurrence of specific events (not including a determination that the tax treatment of the AT1 Securities is inconsistent with European rules against state aid) or after 5 years or 10 years (depending on the series) after their date of issuance.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors. A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or faster processes in order to challenge traditional banks. Developments in technology has also accelerated the use of new business models. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.

Increasing competition in the markets in which we operate may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices.

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

We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in our having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results of operations or liquidity.

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

Market conditions, including those observed over the past few years, may increase the risk of loans being impaired.

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

In the Netherlands and other jurisdictions, deposit guarantee schemes and similar funds (‘Compensation Schemes’) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. ING Bank is a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). Until 2015, the costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme had been allocated among the participating banks by the DNB, based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Scheme. Given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. Such costs and the associated costs to be borne by us may have a material adverse effect on our results of operations and financial condition. On 4 July 2015, the new EU Directive on deposit guarantee schemes had to be implemented by EU member states. As a consequence, the Dutch Deposit Guarantee Scheme has changed from an ex-post scheme, where we would have contributed after the failure of a firm, to an ex-ante scheme where we pay quarterly risk-weighted contributions into a fund for the Dutch Deposit Guarantee Scheme. The fund is to grow to a target size of 0.8% of all deposits guaranteed under the Dutch Deposit Guarantee Scheme, to be reached in July 2024. The Dutch decree implementing the Deposit Guarantee Scheme Directive entered into force on 26 November 2015.

The first ex-ante DGS contribution has been charged in respect of the first quarter of 2016. The build-up of the ex-ante fund will take place in 34 quarters. See also ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability — Bank Recovery and Resolution Regimes’.

Currently, the EU is discussing the introduction of a pan-European deposit guarantee scheme, (partly) replacing or complementing national compensation schemes in two or three phases. Proposals contain elements of (re)insurance, mutual lending and mutualisation of funds. The new model is intended to be ‘overall cost-neutral’. A more definitive proposal is expected in 2017 or 2018.

Risks related to the Group’s business, operations and regulatory environment

As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions.

ING Groep N.V. is a holding company and, therefore, depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund all payments on its obligations, including debt obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to ING Groep N.V.

In addition, our bank subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and other requirements, as well as restrictions on their ability to use client funds deposited with them to fund their businesses. Additional restrictions on related-party transactions, increased capital and liquidity requirements and additional limitations on the use of funds in client accounts, as well as lower earnings, can reduce the amount of funds available to meet the obligations of ING Groep N.V., and even require ING Groep N.V. to provide additional funding to such subsidiaries. Restrictions or regulatory action of that kind could impede access to funds that ING Groep N.V. needs to make payments on its obligations, including debt obligations, or dividend payments. In addition ING Groep N.V.’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

There is a trend towards increased regulation and supervision of our subsidiaries by the governments and regulators in the countries in which those subsidiaries are located or do business. Concerns about protecting clients and creditors of financial institutions that are controlled by persons or entities located outside of the country in which such entities are located or do business have caused or may cause a number of governments and regulators to take additional steps to “ring fence” or maintain internal total loss-absorbing capacity at such entities in order to protect clients and creditors of such entities in the event of financial difficulties involving such entities. The result has been and may continue to be additional limitations on our ability to efficiently move capital and liquidity among our affiliated entities, thereby increasing the overall level of capital and liquidity required by the firm on a consolidated basis.

Furthermore, ING Groep N.V. has in the past and may in the future guarantee the payment obligations of certain of its subsidiaries, including ING Bank N.V., subject to certain exceptions. Any such guarantee may require ING Groep N.V. to provide substantial funds or assets to its subsidiaries or their creditors or counterparties at a time when ING Groep N.V. or its subsidiaries are in need of liquidity to fund their own obligations.

The requirements for ING Groep N.V. to develop and submit recovery and resolution plans to regulators, and the incorporation of feedback received from regulators, may require us to increase capital or liquidity levels or issue additional long-term debt at ING Groep N.V. or particular subsidiaries or otherwise incur additional or duplicative operational or other costs at multiple entities, and may reduce our ability to provide ING Groep N.V. guarantees of the obligations of our subsidiaries or raise debt at ING Groep N.V. Resolution planning may also impair our ability to structure our intercompany and external activities in a manner that we may otherwise deem most operationally efficient. Furthermore, arrangements to facilitate our resolution planning may cause us to be subject to additional costs such as resolution planning related taxes and funds. Any such limitations or requirements would be in addition to the legal and regulatory restrictions described above on our ability to engage in capital actions or make intercompany dividends or payments. For further information, please refer to ‘Item 4. Information on the Company — Regulation and Supervision.’

Ratings are important to our business for a number of reasons. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations and net results.

Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital and funding through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on its net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. We have credit ratings from S&P, Moody’s Investor Service and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time.

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

We use assumptions in order to model client behaviour for the risk calculations in our banking books. Assumptions are used to determine the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in the mortgage and investment portfolios. The realisation or use of different assumptions to determine client behaviour could have a material adverse effect on the calculated risk figures and, ultimately, future results.

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

Management of operational, compliance, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

Operational risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business may adversely impact our business, results of operation and reputation.

We face the risk that the design and operating effectiveness of our controls and procedures may prove to be inadequate. Operational risks are inherent to our business. Our businesses depend on the ability to process a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information by email and other electronic means. Although we endeavour to safeguard our systems and processes, losses can result from inadequately trained or skilled personnel, IT failures (including due to a computer virus or a failure to anticipate or prevent cyber attacks or other attempts to gain unauthorised access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, or security breaches by third parties), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, including fraud, or from natural disasters or other external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. As part of a continuous life cycle management process we are replacing some important elements of our IT landscape as contemplated by our Think Forward strategy. Any failure or delay in implementation or integration of the new IT/operational systems on the anticipated time schedule or a failure of these systems to operate as anticipated could affect our ability to implement our Think Forward strategy in the manner and time frame currently contemplated. Like other financial institutions and global companies, we are regularly the target of attempted cyber attacks, including denial-of-service attacks and attempts to gain unauthorised access, and the techniques used for such attacks are increasingly sophisticated. We have faced, and expect this trend to continue, an increasing number of attempted cyber attacks as we have expanded our mobile- and other internet-based products and services, as well as our usage of mobile and cloud technologies. In addition, due to our interconnectivity with third-party vendors, exchanges, clearing houses, financial institutions and other third parties, we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event. Whilst we have policies and processes to protect our systems and networks, and strive to continuously monitor and develop them to protect our technology infrastructure and data from misappropriation, they may be vulnerable to unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches that could have a security impact and jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

Widespread outbreaks of communicable diseases may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. In addition, other events including unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel. If our business continuity plans are not able to be implemented, are not effective or do not sufficiently take such events into account, losses may increase further.

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

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and or war, in these markets. Furthermore, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.

ING Group may be unable to retain key personnel.

As a financial services enterprise with a decentralised management structure, ING Group relies to a considerable extent on the quality of local management in the various countries in which it operates. The success of ING Group’s operations is dependent, among other things, on its ability to attract and retain highly qualified personnel. Competition for key personnel in most countries in which ING Group operates is intense. ING Group’s ability to attract and retain key personnel, in particular in areas such as technology and operational management, client relationship management, finance, risk and product development, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

As part of their responses to the financial crisis of 2008, the EC and national governments throughout Europe have introduced and are expected to continue introducing various legislative initiatives that aim to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and impose restrictions on the remuneration of personnel, with a focus on risk alignment of performance-related remuneration. Such initiatives include, among others, measures set out in Directive 2013/36/EU (CRD IV), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority, the Regulation of the DNB on Sound Remuneration Policies (Regeling beheerst beloningsbeleid Wft 2014), the Dutch law with respect to the limitation of liability of the DNB and AFM and the prohibition of the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen) and the Dutch Law on Remuneration Policies of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo). Currently, implementation of the CRD IV rules varies significantly across the various Member States. The proportionality principle that allows for a minimum threshold for deferrals and pay-out in financial instruments to identified staff is applied differently in the various European countries. For instance, in the Netherlands a threshold of € 10.000 is applied; in Germany € 50.000; in Belgium € 75.000 and in the UK £500.000. This creates a situation where there is no level playing field. In addition, the Wbfo has introduced a variable remuneration cap of 20% of base salary for employees working in the financial sector in the Netherlands. Employees can be exempted and receive variable remuneration up to the Wbfo individual cap of 100%, provided that the average pay-out for the whole group does not exceed 20% of the collective base salaries. For this group, as well as for persons working outside the Netherlands, exceptions are possible, in line with CRD IV, but only under strict conditions. In addition, the Wbfo limits exit compensation, retention compensation and guaranteed variable remuneration. The introduction of the Wbfo has created an unlevel playing field in the Netherlands for ING due to the fact that branch offices in the Netherlands of financial institutions that fall under CRD IV (i.e. that have their corporate seat in another EER country) are not limited to the 20% cap but can apply to the higher CRD IV caps (e.g. 100%, or up to 200% with shareholder approval).

Since the financial crisis, ING has adapted its remuneration policies to the new national and international standards. Since the full repayment of the state aid by ING in 2014, the total remuneration package for the Executive Board members has been slightly increased, however, it remains significantly below the median of our EURO Stoxx 50 benchmark, which is made up of similar European financial and non-financial institutions.

The (increasing) restrictions on remuneration will continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel. This may restrict our ability to offer competitive compensation compared with companies (financial and/or non-financial) that are not subject to such restrictions and it could adversely affect ING Group’s ability to retain or attract key personnel.

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

We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘—ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. With respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

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

Our banking products and advice services for third-party products are exposed to claims from customers who might allege that they have received misleading advice or other information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, ING engages in a multidisciplinary product approval process in connection with the development of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers may make claims against ING if the products do not meet their expectations. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.

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

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. For additional information with respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

Additional risks relating to ownership of ING shares

The share price of ING shares has been, and may continue to be, volatile.

Our share price has experienced periods of volatility in the past, and the price and trading volume of our shares may be subject to significant fluctuations in the future, due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions.

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

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. The Executive Board proposes to pay a total dividend of EUR 2,560 million, or EUR 0.66 per ordinary share, over the financial year 2016. This is subject to the approval of shareholders at the Annual General Meeting in May 2017. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2016, the final dividend will amount to EUR 0.42 per ordinary share and be paid in cash. However, there can be no assurance that we will pay dividends in the future.

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

Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult to enforce judgments against ING or the members of our Supervisory and Executive Boards or our officers.

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

It also may not be able to enforce judgments of U.S. courts under the U.S. federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, we may not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless a competent court in the Netherlands gives binding effect to the judgment.

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

OUR STRATEGY AND PROGRESS

ING’s purpose is to empower people to stay a step ahead in life and in business. This is founded on our belief that the role of a financial institution is to support and promote economic, social and environmental progress at the same time as it generates healthy returns for shareholders. In this chapter we explain how our Think Forward strategy helps us fulfil that purpose, achieve financial and commercial success and create value for all our stakeholders.

Our strategy and progress

ING continued in 2016 to successfully implement the Think Forward strategy based on our purpose to empower people to stay a step ahead in life and in business. We further improved the value proposition for customers that aims to provide them with a differentiating customer experience. And we accelerated our transformation to address the increasing pace of digitalisation and disruption in the financial services industry.

The approach to the customer experience we offer is based on our Customer Promise. This is our pledge to customers to be Clear and Easy, available Anytime and Anywhere, to Empower and to Keep Getting Better. We do that by striving to be leaders in the digital customer experience based on easy access, simplified products and services, and tools to help customers make smart financial decisions.

The success of our strategy is reflected in the growing number of customers who want to bank with us, the high level of customer satisfaction and the growth of our lending franchise. By end-2016 our total number of customers stood at almost 36 million, an increase of more than a million year-on-year. Primary customers also increased to 9.7 million, on track to achieve our target of 10 million primary customers by 2017; and we have now increased that ambition to 14 million primary customers by 2020. We enjoyed high customer satisfaction scores in many of our markets, achieving number one Net Promoter Scores (NPS) in 7 of our 13 retail markets. And our net core lending grew during 2016 by more than six percent, supporting the economies of the countries where we are active.

One of the ways ING is fulfilling its purpose to empower customers is by offering products, services and tools that make it easier for customers to manage their money and make better financial decisions. In 2016, ING in Spain introduced My Money Coach, a free digital service that uses answers customers provide on their personal situation, risk appetite and financial knowledge to design a personalised plan to help them achieve their savings, investment and retirement goals. Last year we also expanded the range of the successful online Financially Fit planning tools in the Netherlands. Similar digital advisers are part of our offering or are being developed In Belgium, France, Poland and Spain.

Last year, we launched Moje ING in Poland, an omnichannel customer interface offering an easy overview of a customer’s finances and financial planning tools and based on our successful Genoma platform in Spain. In the Netherlands we also introduced the “Kijk Vooruit” (or “Look Ahead”) tool, which enables users to gain more control over their finances through an overview of future planned and predicted transactions.

ING believes that banking can play a significant role in creating a fairer and greener economy. This includes helping our clients to develop more sustainable business models, supporting clients who develop solutions to environmental and social challenges and also clients who are environmental outperformers in their sectors. ING’s sustainable transitions financed came to more than EUR 34 billion in 2016. One notable deal we were involved in was UK waste operator Shanks Plc’s merger with the leading Dutch waste processor Van Gansewinkel Groep. ING served as advisor and underwriter for this deal that will create one of Europe’s leading players in recycling and illustrates ING’s commitment to the circular economy.

Accelerating Think Forward

While we are achieving successes with our strategy, rapid developments in technology, customer behaviour and the competitive landscape mean we need to speed up our pace of transformation in order to offer customers a differentiating experience in the future. These trends are evident in a number of ways. We see the continuing digitalisation of banking - especially the rapid growth of mobile devices as the main customer interface. We also see that technology is reducing barriers to enter the financial services markets, resulting in a wave of newcomers targeting segments underserved by traditional banks. In addition, new regulations are opening up Europe’s payment market to non-banks and we are seeing the development of digital ecosystems that allow users to access social media, online purchases, services and payments all in one app.

Low interest rates are also decreasing returns for customers and depressing banks’ interest margins. And regulatory changes are increasing the cost of capital, limiting banks’ capacity to continue to provide certain types of services at a reasonable price. This means we need to look to new offerings that can provide consumers an alternative, for example to low yielding savings accounts, and generate fee income for the bank. We also need to reduce our operating costs without compromising on the customer experience that we deliver.

To keep up with these developments and remain among the leaders in digital banking, we need to offer a customer experience that’s instant, personal, frictionless and relevant - one that meets the expectations customers have from their interactions with other leaders in the online digital experience.

The future of banks is not banking as we know it today. This is challenging us as a bank to re-think who we are. We believe we should be providing our customers, both Retail and Wholesale, with one platform that extends beyond banking. It should provide customers with their complete financial picture across all institutions, with actionable insights so that they are empowered to make smart financial decisions. We also envisage connecting our customers to solutions offered by third parties. And we will connect our ecosystem to selected digital ecosystems, to be visible and present in the places where customers go when they are online.

To help us achieve this, we announced In October 2016 an investment of EUR 800 million in continued digital transformation to further improve the customer experience and accelerate growth in primary customers and lending. This effort will be overseen by a newly created chief transformation officer role at Management Board Banking level that will be filled by Roel Louwhoff, who will combine the new role with his current one as chief operating officer.

Our goal is to ultimately converge our different banking models into one globally scalable platform. As a first step, we will move to an intermediate state (2016-2021) where we will converge businesses with similar customer propositions that can benefit from a more standardised approach and economies of scale.

In the Netherlands and Belgium, we intend to improve our customer experience by moving to an integrated banking platform, leveraging the combined strengths of the omnichannel capabilities of the Netherlands with the relationship model and advice capabilities of Belgium. In our Challenger markets, we will work towards a Model Bank, with one retail strategy and harmonised retail proposition focused on increasing customer interaction, and supported by a shared services organisation. Germany’s Welcome banking platform will further digitalise our business there and enable us to pilot key elements of the future integrated platform, which we plan over time to open to non-customers and for selected third parties. In Wholesale Banking we will continue our Target Operating Model (TOM) programme, further driving simplification, business growth and innovation.

In this intermediate state we are also laying the bank- wide, shared foundation that will allow us to develop into a single, integrated platform in the future. This comprises global process management, global data management, modular architecture, bank-wide shared services and cloud-based services.

We will fund this journey and respond to headwinds on the economic growth and regulatory fronts through additional cost management and income diversification.

Elements of our strategy

Our Think Forward strategy was launched in March 2014 and guides everything we do. In this section we give you an overview of the strategy with references to where you can look in the Annual Report for examples and additional information and how our strategy links to the material topics identified by our stakeholders.

Strategic priorities

To deliver on our Customer Promise and create a differentiating customer experience, we have identified four strategic priorities:

1. Earn the primary relationship

The better we know our customers, the better we will be able to empower them to make smart financial decisions and continue to be relevant for them. We can do this best when they do a range of banking with us and when we are the bank our customers go to for their daily transactions. We call that the primary relationship.

In Retail Banking, we define the primary relationship as a customer with a payment account with recurrent income and at least one other product with ING. In Wholesale Banking, we aim to increase primary relationships by increasing our so-called “flow” relationships (e.g. transaction services, working capital solutions) and the percentage of relationships where we are the client’s lead finance provider.

In 2016, the number of retail primary relationships grew by more than eight percent to 9.7 million, putting us well on track to reach our ambition of 10 million primary retail customers in 2017. We have now increased our ambition to 14 million primary customers by 2020.

Material topics: financial performance, pricing of products and services, fair communication about products and services, enhancing customers’ financial capabilities, responsible lending and debt prevention, trust, transparency and openness.

2. Develop data analytics

The relationship between banks and their customers, as in other industries, is increasingly a digital one. Digitalisation challenges banks to maintain intimacy with a customer who they rarely meet face to face. But the digital interface also provides a wealth of data on customers’ preferences and needs that gives banks important insights they can use to provide the kind of experience customers now expect from businesses they interact with online. Developing analytic skills is essential to serving customers in a digital world. This is not only important for improving customer services, but also for preventing fraud, improving operational processes, reducing risks and generating services that go beyond traditional banking so we can stay relevant for customers.

3. Increase the pace of innovation to serve changing customer needs

Customer expectations, new technologies and new competitors are transforming banking. Through innovation, we can increase efficiency, improve the customer experience and gain competitive advantage. Our PACE methodology is designed to encourage fast experimentation and turn ideas quickly into new products and services for customers. We also promote an internal culture of innovation through our employee-driven Innovation Bootcamps. To speed up the pace of innovation we also partner with outside parties, including fintechs. As of the end of 2016, we were partnering and in some cases also investing in more than 65 fintechs in various areas, like instant lending, factoring and customer loyalty.

Material topics: innovative business developments, usability and accessibility of our products and services

4. Think beyond traditional banking to develop new services and business models

Thinking beyond traditional banking is crucial given that disruption in the banking industry puts a significant portion of revenues at risk. Our payments value chain is already under threat from many bank and non- bank players. To be successful, banks need to expand the concept of what a bank is and what it means to customers. We envisage doing this by creating an open digital platform that also includes relevant offers from third parties, providing a complete financial view for customers in one place - including of their holdings at other institutions - so they are empowered to make better financial decisions, and also by finding ways to be relevant to customers earlier in their purchasing decision process. In 2016, ING developed the Yolt aggregation platform, which offers users a view of their complete financial holdings across institutions. Yolt is currently being user tested in the UK.

Material topics: innovative business developments, sustainable finance and investment policies

Enablers

Four strategic enablers support the implementation of our strategy: simplifying and streamlining our organisation, further striving for operational excellence, enhancing the performance culture within our company and diversifying our lending capabilities.

1. Simplify & streamline

Simplify and streamline refers to ING’s aim to become a more effective, cost-efficient and agile organisation with the flexibility to respond to fast-changing customer needs and low-cost competitors. In the Netherlands we have introduced agile working based on end-to-end, multidisciplinary teams. These teams are focused on delivering customer improvements from design to product delivery at lower cost and with shorter time to market than previously required. We have also introduced targeted operating models (TOMs) to streamline our Finance, HR, Procurement and Risk functions.

Material topics: usability and accessibility of our products and services, fair communication about products and services

2. Operational excellence

Operational excellence requires continuous focus to ensure that ING’s operations deliver a seamless and flawless customer experience. Our operational excellence vision concentrates on delivering the Customer Promise. To meet changing customer expectations arising from increasing digitalisation, we aim to converge to a single platform for financial services that will deliver a uniform customer experience across borders. This will be based on simplified and standardised products and systems supported by modular architecture, integrated and scalable IT systems, and shared services. While pursuing this ambition we are also investing to provide stable IT systems and platforms to ensure we are there for our customers when they need us and to provide them with the highest standards of data security.

Material topics: stability of IT systems and platfoms, usability and accessibility of our products and services

3. Performance culture

A strong performance culture is key to achieving the bank’s ambitions and deliver on our Customer Promise. Following the introduction in 2015 of the Orange Code – a new set of values and behaviours that sets out our way of working – we are taking a number of steps to strengthen performance culture. These include a Think Forward leadership programme designed to develop the leadership behaviours we need to achieve the strategy. It is currently being rolled out to top managers and will later be offered to over 6800 managers. We are working to improve performance management for all employees through the Step Up Performance Management framework. This replaces a backward looking performance assessment with a real-time review process that seeks to empower employees and make them more accountable for their own performance and development. The process has been rolled out to all employees in Spain, managers in Belgium and around 200 senior leaders globally. Step Up will be introduced to all employees from 2017 onwards. We are also committed to accelerating the development of diversity, including in areas such as gender, age, background, sexual orientation, physical ability and religious beliefs. That is why we introduced a diversity manifesto, “Success through difference”, in January 2016 and have a range of initiatives in place designed to improve diversity and foster an inclusive culture.

Material topics: diversity and equal opportunities, preventing discrimination, being a good employer

4. Lending capabilities

Broadening and diversifying our lending capabilities to continue to grow our client franchises is our fourth strategic enabler. To do so, we are seeking opportunities in retail, SME and consumer lending, as well as focusing on Wholesale Banking lending growth in our Challengers & Growth Markets businesses and in our specialised Industry Lending franchise. In 2016, a number of innovative products and services that support ING’s Customer Promise were launched. Customers in Poland, Romania, Spain and Turkey can now get personal loans instantly online based on advanced analytics that enables ING to use data it already has rather than asking the customer to provide it.

Material topics: financial performance, sustainable finance and investment policies, enhancing customer financial capabilities

Geographical presence and strategic approach

ING has a presence in over 40 countries. Though our local businesses vary in terms of their market positions all are guided by our purpose of empowerment and strategy to provide customers with a differentiating customer experience.

Market Leaders

These are our businesses in mature markets in the Benelux where we have strong positions in retail and wholesale banking. Our strategy is to grow in selected segments, continue to invest in digital leadership with a digital-first model, deliver on operational excellence programmes and create greater cost efficiency in order to fund business expansion in growth markets.

Challengers

These are businesses in markets where we offer both retail and wholesale banking services. Our retail activities are mainly direct-banking offered online with a significant cost advantage over traditional banks. Our strategy is to leverage our strong savings franchises in these markets to expand into payments accounts and increase the number of primary customer relationships. We are also using our direct banking experience to grow the lending business at low cost in areas like consumer and SME lending. And we are using our strong savings businesses to fund expansion of Wholesale Banking, particularly to support clients in Industry Lending and working capital solutions.

Growth Markets

These are businesses with a full range of retail and wholesale banking services in markets with expanding economies and strong growth potential. We are investing to achieve sustainable franchises and will focus on digital leadership by converging to the direct-first model and by prioritising innovation.

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

Ambition 2020 financial targets

We have published financial targets for 2020 reflecting our ambitions. These include a common equity Tier 1 ratio for ING Group above the prevailing fully-loaded requirement, currently estimated to be 11.75%, plus a comfortable management buffer, a leverage ratio above 4 percent, a 50-52 percent underlying cost/income ratio and an underlying return on equity to be determined when outstanding regulatory issues are clarified.

As of year-end 2016, we were on track to meet all of our Ambition 2020 targets. Our CET1 ratio of 14.2% was well ahead of regulatory requirements and the leverage ratio rose to 4.8%. The Board proposes to pay a total 2016 dividend of EUR 2,560 million, or EUR 0.66 per ordinary share, subject to the approval of shareholders at the Annual General Meeting in May 2017. This comprises the previously announced interim dividend of EUR 0.24 paid in August 2016 and a final dividend of EUR 0.42 per ordinary share. We aim to pay a progressive dividend over time.

The ambition 2020 objectives reflect ING’s current objectives for the 2016-2020 period as a whole, are subject to change, and are not intended as a forecast or prediction of our profits in any given financial period and are not an expression of the likelihood that we will realize these objectives. Our ability to meet our current ambition 2020 objectives depends on the accuracy of various assumptions involving factors that are in part significantly or entirely beyond our control and are subject to known and unknown risks, uncertainties and other factors. Please see “Item 3. Key information – Risk Factors” for more information that can impact ING Group’s results of operations and financial position.”

MARKET AND REGULATORY CONTEXT

The world around us is constantly changing. This chapter highlights several trends that have a major impact on both our operating environment and that of our competitors. This includes the economy and current low interest rate environment, increasing regulatory scrutiny and costs, digitalisation and changing customer behaviour, and what our stakeholders expect of us.

Global economic developments

Similar to 2015, 2016 was not a strong year for the global economy. Growth in the US regained momentum, but the recovery in the eurozone was not able to shift into higher gear and the Chinese economy continued to slow. Uncertainty about the global economic outlook and (geo)political uncertainty led to flares of financial market volatility, but the global economy held up relatively well.

Concerns about the global economy started in the first quarter, with disappointing data on the Chinese economy and a decline in oil prices. The world’s main stock market indices fell 10 to 15 percent below 2015 year-end levels and corporate credit risk rose to levels not seen during the previous two-and-a-half years. Currencies of a number of important emerging economies came under downward pressure.

Worries eventually faded, and stock markets and oil prices recovered, as the US Federal Reserve signalled it would be cautious and take the state of the global economy into account when raising interest rates and the Chinese authorities implemented measures to support the economy.

Brexit

In late June, financial market volatility increased as Britain surprised markets by deciding to leave the European Union (“Brexit”). While the British pound depreciated to record lows against the US dollar and the Bank of England loosened monetary policy as a precaution, the immediate economic impact appears relatively limited. Still, there is long-term uncertainty, as the actual Brexit probably won’t take place until 2019 at the earliest. It is still unclear what the relationship between the UK and the EU will be after Brexit.

Eurozone developments

Persistent low growth and declining inflation led the European Central Bank (ECB) to further loosen monetary policy in 2016. This triggered spectacular falls in market interest rates. Also because of Brexit fears, yields on German government bonds with a remaining maturity of 10 years became negative. While similar bonds issued by other eurozone governments still carried positive yields, they were at historic low levels as well and often negative for shorter maturities. However, in the second half of the year, expectations about a more expansionary fiscal policy in the US following the presidential election victory of Donald Trump, an interest rate increase by the Federal Reserve, and an increase in oil prices pushed up capital market interest rates again.

ECB policies also resulted in a further decline in the cost of borrowing for eurozone households and businesses and contributed to a modest increase in credit demand. Marked differences between countries remain, with credit growth generally more positive in northern European countries, while low or negative in southern ones.

Low interest rate environment

Persistent low interest rates will, over time, put banks’ net interest income under pressure. On mortgages for instance, ING could be confronted with higher than expected prepayment rates as the difference between rates on existing mortgages and the prevailing market rate lead customers to refinance.

On savings, net interest income may decrease as savings rates approach zero and options to further reduce client rates on savings deposits diminish. ING actively manages its interest-rate risk exposure and successfully maintained the net interest margin on its core lending in 2016. To address the challenge of interest-income erosion, containing costs remains an important goal. We are also putting more emphasis on generating fee-based income and are reassessing our product characteristics.

Progress on relevant regulatory initiatives

The Single Supervisory Mechanism (SSM), the system of banking supervision for Europe, was in effect for the second full year in 2016. In this second year, the daily interactions on supervision between the European Central Bank (ECB), national competent authorities like the Dutch Central Bank in the Netherlands and banks were streamlined further.

The ECB in particular took important steps to communicate its expectations to the banking sector and public at large. For example, the ECB provided detailed information about its annual Supervisory Review and Evaluation Process (SREP) and its findings based on its sector-wide thematic review on risk governance and appetite. Such transparency helps support the banking union in coming together, as well as the efficiency and effectiveness of the ECB’s supervision.

ING remains a supporter of the SSM. With our strong European footprint, we have a clear interest in the proper functioning of European financial markets and in a harmonised approach to European banking supervision. We believe that this will contribute to a more efficient use of capital across Europe. As banks’ customers are more able to realise their ambitions, the European economy’s growth prospects will benefit. Harmonisation will also help us accelerate our Think Forward strategy to create one digital banking platform across borders.

ING expects benefits from harmonised supervision to materialise over the coming years with converging supervisory practices, stress testing, streamlined reporting, and the cross-border flow of capital and liquidity.

Alongside the SSM, the Single Resolution Mechanism (SRM) came into force on 1 January 2016. It aims to ensure an orderly resolution process for failing banks. With SSM and SRM, two of the three pillars of the Banking Union have been established. More on this can be found below.

The last remaining pillar, mutualisation of deposit guarantee schemes, is progressing at a much slower pace than the first two pillars. Lack of a common European deposit guarantee scheme leaves the eurozone potentially vulnerable to interdependence between banks and governments, despite the existence of the SSM and SRM.

The second EU Directive on Payment Services (PSD2) was adopted in October 2015 and will be implemented in the coming years. It will create an EU-wide single market for payment initiation services and account information services. Its main objective is to promote innovation and competition in the EU payments market. ING welcomes this development and sees the PSD2 as an opportunity to develop new and innovative ways of serving our customers. At the same time, we find it important regulators take into account the changing competitive landscape and support financial services providers who embrace innovation and new ways of doing business and should ensure they can compete on a level playing field with newcomers.

In November 2016 the EC launched the review of the existing Capital Requirements Regulation (CRR) and Directive (CRD), and Bank Recovery and Resolution Directive (BRRD) regulation. These draft EC proposals are subject to approval by the European Parliament and Council. They consist of important new regulatory requirements for banks, including the Net Stable Funding Ratio (NSFR), the leverage ratio, review of the trading book and counterparty credit risk. The proposal also includes changes to transpose the FSB TLAC term sheet into EU law and introduces a harmonised approach for creditor hierarchy in Europe.

Regulatory costs and uncertainty

ING’s regulatory costs increased 36.3% in 2016. One main reason were costs for the new Dutch deposit guarantee scheme (EUR 129 million in 2016 compared with zero in 2015). A new European rule says that banks must pay into these deposit guarantee schemes on a regular basis and not just after a bank failure.

Bank taxes were also a major reason for higher costs in 2016; specifically a Polish bank tax of EUR 64 million compared with zero in 2015. This taxes a part of ING’s balance sheet on which we already pay tax in the Netherlands. There is no European regulation on bank taxes and little coordination between countries addressing the fact that banks pay the same taxes in more than one country. We hope that, as is already the case in Germany and foreseen in France, bank taxes will be abolished in the Netherlands and in other countries that still require them.

Other new regulation also contributed to the rise in costs for 2016, such as the European Single Resolution Mechanism (SRM) mentioned above. This required banks to begin paying contributions to the Single Resolution Fund as of January 2016.

A prominent source of regulatory uncertainty in 2016 was the Basel Committee on Banking Supervision (BCBS) proposals regarding risk-weighted assets. The proposals are intended to make risk-weight calculation simpler and more comparable across banks, limiting the use of banks’ own internal models. ING believes that the Basel proposals could allocate too high a risk weight to various lending activities, in particular mortgages, corporates and specialised lending. This would not be in line with historical loss rates and distorts sound economic incentives. ING does support increased comparability of internal models and therefore supports initiatives to address undue risk variability. It is involved in ECB and European Banking Authority (EBA) work underway to address this, such as the Targeted Review of Internal Models (TRIM) by the ECB. Apart from the proposals in the area of credit risk, the BCBS is also considering changes in the areas of operational and market risk. The continuing uncertainty is detrimental for banks and the economy at large.

Other uncertainties concern loss-absorption requirements, which haven’t yet been finalised in the EU. The Financial Stability Board’s total loss-absorbing capacity term sheet still has to be transposed into EU law before it is clear how to calculate the minimum requirement for own funds and eligible liabilities (MREL).

The range and complexity of non-prudential regulation is increasing. Regulation is becoming more stringent in areas like customer due diligence (CDD) and transaction monitoring to prevent and report money laundering (AML), terrorist financing, and fraud. Regulations such as the Common Reporting Standard (CRS) and FATCA, which require financial institutions to report detailed client-related information to competent authorities, are also adding to banks’ regulatory burden. There are a number of risks in areas where applicable regulations are unclear, subject to multiple interpretations or under development, are in conflict with each other, or where regulators revise their guidance or courts overturn previous rulings. Meeting all these requirements within the strict timelines that have been set poses a significant operational challenge for banks. Regulations also need to strike a proper balance between consumer protection and innovation to allow banks to compete in the new competitive environment.

Competitive landscape

Technology is removing a number of the barriers to entry that once insulated our business. We face competition from many different directions, with relatively new players providing more segmented offers to our customers and clients. Technology giants, payment specialists, retailers, telecommunication companies, crowd-funding initiatives and aggregators are all encroaching on the market for traditional banking services. Our customers, in turn, are willing to consider these offers.

Banks strive to act in the interests of their customers. Safe banking requires specific knowledge of financial services, in-depth knowledge of customers, and rigorous risk-management systems. As competition from outside the banking sector continues to increase, we have to become faster, more agile and more innovative.

Our long track record and strong brand place us well to seize these opportunities and become a better company for all of our stakeholders. We are a leader in digital banking, and we have scale combined with local market expertise. We are investing in building profitable, mutually beneficial relationships with our customers based on the quality of our service and the differentiating experience we offer them. We intend to continue working hard to win their hearts and minds, demonstrating our concern for them and all our stakeholders. We intend to be even clearer about the strategic choices we make. The diagram below shows what we perceive to be our strengths, weaknesses, opportunities and threats.

What matters most to our stakeholders

From customers to business partners, shareholders, employees, non-governmental organisations (NGOs), regulators, governments and society at large – different stakeholders expect different things from us. We strive to respond to their views and concerns. To improve as an organisation, we need to continuously identify and understand the most important topics for our stakeholders and how these relate to the actions and decisions we take. This helps us balance competing expectations and address topics in an informed way.

We conduct a materiality assessment every year, where we gather input from stakeholders and ING’s management to assess what matters the most to them and our business. We identify the issues with the highest priority for stakeholders and the biggest potential impact on our business. This guides us in our strategic decision-making, stakeholder engagement agenda and reporting framework.

In 2015 we conducted a quantitative survey with input from more than 1,500 respondents across five countries, covering six stakeholder groups. In 2016 we built on these results, adding a qualitative element to delve deeper.

A media, trend and peer analysis was performed to capture new emerging topics and to ensure the topics reported in 2015 were still relevant. Results were used as input in detailed discussions with stakeholders including customers, NGOs, academics, shareholders, employees and regulators. They were asked to rate the material topic on importance and to choose one or two recommendations for ING to focus on, including emerging topics. This qualitative approach increases our understanding of our stakeholders’ priorities and confirms that we are truly aligned with them.

The diagram below shows what we perceive to be our strengths, weaknesses, opportunities and threats based on assessments by management.

Our perceived strengths, weaknesses, opportunities and threats

Strengths

•      Well-known, strong brand with positive recognition from customers in many countries

•      Leader in digital banking

•      Sustainability leader

•      Strong capital and liquidity position; solid financial and operating performance

•      Global network provides competitive advantage

•      Presence in growth markets with moderate to strong economic growth

•      Omnichannel distribution strategy

Weaknesses
• High interest-income dependency • Some legacy IT/operational systems • Need for more agility • Efficiency could be improved • Diversity challenges

Opportunities

•      Maintain trust by demonstrating care, especially towards customers, and being more transparent about our strategic choices

•      Further improve the customer experience by accelerating innovation and improving efficiency

•      Cultural change. Tap more into employees’ talents

•      Grow faster than the market by offering a differentiating customer experience

•      Further use competitive advantage of Wholesale Banking global network

Threats

•      Low interest rate environment

•      Basel 3.5 capital requirements remain unresolved and could negatively impact our role as facilitator of the economy

•      Regulatory environment increasingly complex, with heightening execution risk

•      Lack of an international level playing field

•      Potential competition from new entrants to the market

•      Financial sector has an unfavourable public image in many countries

•      Cybercrime

1.	This information constitutes forward-looking statements as referenced in “Cautionary Statement with respect to forward looking statements” and is not intended to be a complete list of such matters. For more information on what can impact ING Group’s result of operations and financial position, please see “Risk Factors” in Item 3 from page 15.

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions

There were no significant acquisitions in 2016, 2015 and 2014.

Divestments effective in 2016

There were no significant divestments of consolidated companies in 2016.

Other

For information on transactions related to ING Group’s shareholding in NN Group, reference is made to Note 12 ‘Assets held for sale’, Note 28 ‘Discontinued operations’, Note 49 ‘Related parties’ and Note 51 ‘Other events’.

Divestments effective in 2015

NN Group

A number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group to 25.75% from 68.14% at 31 December 2014. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 28 ‘Discontinued operations and Note 51 ‘Other events’.

Other

For details on the transactions in 2015 with regard to ING’s interest in ING Vysya, reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 49 ‘Related parties’.

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

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and was accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 51 ‘Other events’.

NN Group

Following the IPO of NN Group in July 2014, ING Group’s stake reduced to 68.14% . As from 30 September 2014, NN Group was presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 51 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

CORPORATE GOVERNANCE/CORPORATE GOVERNANCE CODES

Compliance with the Corporate Governance Code

ING Group uses the Corporate Governance Code as reference for its corporate governance structure and practices.

The application of the Corporate Governance Code by ING is described in the 2010 publication “ING’s implementation of the Dutch Corporate Governance Code”, which is available on the website of ING Group (www.ing.com). This is to be read in conjunction with this section and is deemed to be incorporated into this section. In case there is a difference between the content of ING’s publication and this section, this section will prevail.

Dutch Banking Code

The Dutch Banking Code (“Banking Code”), a revised version of which was adopted by the Dutch Banking Association in 2014, is applicable only to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application to ING Bank is described in the “Application of the Dutch Banking Code by ING Bank N.V.”, available on the ING Group website (www.ing.com). This is to be read in conjunction with the Annual Report of ING Bank N.V. ING Group voluntarily applies the principles of the Banking Code regarding remuneration to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

CORPORATE ORGANISATION

ING Group’s segments are based on the internal reporting structure by lines of business. For more information see ‘Item 5 Operating and Financial review and Prospects”. The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

Retail Banking

Retail Banking performed well in 2016 despite the low interest rate environment and higher regulatory costs. Our digital-first operating model continued to provide a clear and easy, anytime-anywhere experience for customers, supported by tools and advice that empower them to make smart financial decisions. We will bring together our Retail Banking operating models to create a banking platform that will speed up innovation, offer a superior customer experience across borders and integrate with third-party providers to offer customers services that go beyond traditional banking.

Who are we?

Retail Banking provides products and services to individuals, small and medium-sized enterprises (SMEs) and mid-corporates. We serve more than 35.8 million customers in a variety of markets.

Market Leaders are businesses in the Netherlands, Belgium and Luxembourg where we have strong market positions in Retail Banking and Wholesale Banking.

Challengers businesses in are Australia, Austria, Czech Republic, France, Germany, Italy and Spain where we aim to build a full bank relationship, digitally distributed at low cost.

Growth Markets are those expanding economies that offer above average growth potential: Poland, Romania and Turkey. In addition, ING has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India).

In most markets ING offers a full range of retail banking products and services, covering payments, savings, investments and secured and unsecured lending. ING pursues a digital-first approach, complemented by advice when needed, with omnichannel contact and distribution possibilities.

Challenges

Regulatory costs have continued to increase and weigh heavily on the bank’s expenses. In 2013, regulatory costs made up four percent of total underlying expenses. In 2016 they accounted for nine percent.

These cost increases have coincided with a low interest rate environment which adversely impacts banks’ interest income generating capabilities. This environment is unlikely to change in the foreseeable future. Add to that slow economic growth, a new competitive landscape and changes in customer behaviour, and it becomes apparent that all banks will need to re-think their business models. To address these challenges, banks need to cut costs, for example through increased digitalisation and efficiency. They also need to look to relevant new offers for customers that can generate new revenue streams, such as fee income.

Overall, there were many different challenges and trends impacting our Retail businesses in 2016. For instance, in the Netherlands we saw a major shift in the mortgage market to non-bank suppliers (especially insurance companies and pension funds). Also in the Netherlands as well as Belgium, there was more prepayment financing of mortgages brought on by low interest rates. Demand for SME lending was also low, particularly in the Netherlands, brought on by a slow recovery in some sectors. Each of our Retail businesses in their own competitive environment have had to overcome both local and global challenges.

Providing a differentiating customer experience

Our customer promise

Technology and digitalisation are accelerating. Mobile interactions are growing quickly and mobile devices are becoming the channel of choice for customers, leading to more consistent digital customer behaviour.

ING’s strategic priorities unite around the goal of offering a differentiating customer experience. Underpinning that experience is ING’s Customer Promise: to be clear and easy, with an anytime, anywhere service offering that empowers customers to make smart decisions. We also promise to keep getting better.

ING uses the Net Promoter Score (NPS) to measure progress in offering a differentiating customer experience. Our aim is to achieve a number one NPS ranking, with a 10-point lead compared to our main competitors in each retail banking market. Based on a rolling average of NPS scores over 2016, ING was ranked number one in 7 of our 13 major markets. Our number one positions were in Australia, Austria, France, Germany, Poland, Romania and Spain.

We are increasingly innovating in pursuit of a better customer experience. A significant number of customers are self-directed. They expect to be able to choose from clear and easy products and services that are available to them when and where they want them.

Technology and advanced analytics allow ING to use data it already has rather than asking the customer to provide it. Customers in many countries can apply for a loan anytime, anywhere – a significant improvement on having to supply large amounts of paperwork when applying for a loan.

Instant Lending allows customers in Poland, Romania, Spain and Turkey to get a personal loan instantly online. There is no requirement to submit income declarations. Credit risk decisions are taken within minutes.

Spain introduced an initiative to offer small and medium enterprises (SMEs) loans of up to EUR 100,000. The process was developed following the bank’s partnership with Kabbage, a leading US-based technology platform.

Credito Negocios makes use of full credit scoring and real-time risk monitoring and allows SMEs to get a loan within 10 minutes, based on real-time business data. The lending process is reduced to a few minutes from the days it previously took to process applications.

Twyp (The Way You Pay), ING´s new social payments app, allows users (not just ING customers) to send and receive money instantly. Instead of lengthy and difficult to remember IBANs, users can access mobile phone numbers in their contact list to transfer money. It is as easy as sending a text and useful for paying back small amounts to friends, for instance. There are currently 300,000 registered users in Spain.

The app was initially also launched in the Netherlands but has now been discontinued there as part of a “fail fast” approach to innovation. It became clear that there was limited customer demand and insufficient differentiation with an existing service.

Expanding further on the Twyp app platform, in 2016 Twyp Cash was also launched. Customers in Spain can conveniently withdraw money with their smartphone when paying for other purchases, avoiding ATM fees. This is available at more than 3,500 supermarkets and fuel stations.

In Poland, Moje ING provides a one-stop shop for managing personal finances for customers. Launched in early 2016, and reusing some of Spain’s digital banking platform Genoma, Moje ING offers customers a simple overview of their finances and access to an easy-to-use financial planning tool.

To ensure fair pricing and communication on our products and services, we have a Product Approval and Review Process (PARP). Customers are able to provide feedback on products and services through ratings and online communities via ING websites.

Financial empowerment

ING wants people to make the right financial decisions and in doing so improve their day-to-day finances. ING believes financially empowered people contribute to a healthy economy and this helps drive social progress. In this way ING promotes sustainable and inclusive economic growth as part of the UN’s Sustainable Development Goals.

ING has a three-way approach to financially empower customers. First, we want to offer clear and easy products and services anytime, anywhere. ING in Poland, for instance, makes use of technology to help deaf customers who have previously had to bring an interpreter with them to do their banking. Partnering with Migam.pl, ING is the first Polish bank to feature online sign language interpreters. The service is now present in all branches.

Secondly, ING wants to offer the right information and tools at the right time. In the Netherlands ING has the Financially Fit programme where it offers a broad set of products and services that support customers in making better financial decisions. For example, the Kijk Vooruit (or Look Ahead) tool gives users more control over their finances through an overview of planned and predicted transactions. ING in Spain introduced My Money Coach, a free digital service that helps customers make smart savings, investment and retirement decisions. My Money Coach designs a personalised savings and investment plan to help customers achieve their financial goals. It is based on Coach Epargne offered by ING in France.

Using the Dutch Financial Fit Test, several business units introduced financial tests in 2016. German customers, for example, can now identify both strengths and weaknesses in their finances through the “DiBadurchblicker” app. The app compares the user’s financial situation to others and makes budgeting suggestions and provides goals. Despite being a minimum viable product, it attracted more than 77,000 visits in 2016.

Lastly, ING wants to make an impact on the communities we operate in, and on society in general. We put an emphasis on young people because to become a financially capable adult you need to start developing the right skills at a young age. ING funds research, makes donations and shares its knowledge and expertise. For example BAKCYL, an initiative of the Warsaw Institute of Banking that has Polish colleagues teaching students about financial challenges. Also ING and UNICEF’s Power for Youth partnership aims to reach 335,000 adolescents in six less-developed countries by 2018, helping them to develop the social and financial knowledge and skills needed to build a brighter future.

To see if we are making improvements in the financial behaviour of customers and society, we measure our performance. That is why in 2016 we announced our ambition to make 25 million people feel financially empowered by 2020. In 2016, 23.9 million people felt financially empowered and we had more than 101.9 million interactions with customers and non-customers through financial empowerment initiatives.

We aim to achieve a real impact for customers and society at large with our financial empowerment activities. However, we encounter challenges in measuring the impact of our products and services. ING works continuously with a number of internal and external experts to refine and improve the way we measure this so we can gain a better understanding of how we can contribute to empowering our customers.

Earning the primary relationship

ING wants to build primary relationships with customers, earning their loyalty so that they consider us the first bank with which they conduct their financial business. As a result, ING understands customers better and is equipped to offer them the right solutions at the right time. We know that primary customers are eight times more loyal compared to non-primary customers because there is more interaction with the customer which in turn deepens the relationship. Primary relations are better for the customer and also for the bank.

We define a retail primary relationship as a customer that has recurrent income on their ING payment account and is active with at least one other ING product.

ING is striving to earn 14 million primary retail customers by 2020. It is well on track. By the end of 2016, we had 9.7 million primary customers, an 8.1% increase on the previous year.

Knowing our customers

ING aims to use data to drive decision-making and generate analytical insights that allow it to personalise customer interactions. By doing that it empowers customers, which in turn earns primary relationships for the bank.

Data is an important asset – along with people, processes and systems – underpinning ING’s ambition to become a next-generation digital bank. The bank’s efforts in this area include:

•	Redesigning data platforms into more customer- centric environments. Organising information around the customer (not systems or processes), allows ING to identify relevant insights and put them to work for the benefit of both the bank and its customers.

•	Building the bank’s data and communication capabilities to interact immediately with customers. To be relevant, we need to be timely. Our customer-facing platforms offer multiple touch points to interact with customers. Testing insights by providing information to customers and getting their feedback helps us to continue improving services.

•	Effective data management builds the foundation for analytics. Local chief data officers have been appointed for our Market Leaders segment, Wholesale Banking, Finance, Risk, Procurement and HR.

Thinking beyond traditional banking

With new regulation opening up financial services to competitors from beyond the sector and low economic growth putting pressure on traditional sources of income, it is important that Retail Banking develops new products and services that are distinct from those traditionally offered by banks.

We are embracing this opportunity. Finding new solutions, new ways to make things easier and continuing to improve the customer experience are integral to our overall strategy.

ING undertook several such initiatives in 2016, including Payconiq, a method of making payments via mobile phone in online and offline shops in an easy way without a credit or a debit card. ING joined forces with two Belgian banks, KBC and Belfius to develop Payconiq. The mobile app has gone live in Belgium. It allows for payments to be integrated with additional features and services, including loyalty programmes and peer-to-peer payments. All users require is a connection to a current account.

ING Invoice Solutions, an online platform for SMEs to manage their sales invoices from start to finish is another Belgian initiative.

With standardised steps and automated tasks, clients can use it to gain greater control over their company’s finances.

Developed in partnership with Zervant and Basware, ING Invoice Solutions features a user-friendly interface where clients can easily make offers, turn them into invoices, create projects and track time as well as send out invoices in whatever form their counterparty prefers (electronically as a PDF, in an email or on paper).

One idea that stemmed from the bank’s first Innovation Bootcamp in 2014 is Direct Lease, which aims to make leasing for SMEs and mid-corporates far simpler and quicker by letting customers handle their leases online. Direct Lease went live in 2016. Now, with just a few clicks, customers can create different scenarios for leasing their asset, get instant credit approval and turn the chosen scenario into a contract. They can then manage their contracts online during the lease.

In October 2016, ING announced its re-entry into the UK retail banking market with a free mobile app to help people keep track of their finances. Yolt allows users to manage money matters with different banks in one place. It is one of the first examples of a bank in the UK providing a platform for customers to manage money held by competitors. The app integrates a user’s bank accounts (including savings and credit card accounts) in one mobile dashboard. It also lets them know how many days are left until payday, predicts their bank balance based on their direct debits and points out any significant changes in their spending patterns.

Accelerating Think Forward

The next chapter of Think Forward is a story of convergence with all parts of the company collectively moving toward one ING. ING will become faster and more efficient by standardising its offer across borders. The goal is a single global banking platform but there is some way to go yet.

Retail Banking plans to come together, pick the best practices from across the company and use those globally, allowing ING to create a uniform and differentiating customer experience and enabling us to innovate faster.

In the Netherlands and Belgium, ING intends to improve the customer experience by moving to harmonise the business models and integrate banking platforms. We intend to combine the omnichannel capabilities of the Netherlands, with the relationship model and advice capabilities of Belgium. The intended combination would provide scale advantages to ING’s 11-million customer base, creating one value proposition, one strategy, one set of systems, one culture and one organisation - but with two legal entities and two balance sheets.

ING’s Challengers businesses such as Spain, Italy, France, Czech Republic and Austria, will also shift to a common banking platform called Model Bank. This will be highly scalable, so that countries can add new products and services as needed, and other countries can come on board in the future. An example of this is the adoption of Spain’s Genoma omnichannel approach in Poland (ING Moje).

Model Bank will use a central and shared IT service centre, and high levels of standardisation. The move is designed to keep costs low across all markets and increase the pace of innovation.

In Germany, the plan is to make operations even more efficient through investments in IT systems. The end result should be a constant stream of mobile innovations to captivate the customer, and a seamless switch between mobile and other channels such as online and the contact centre (omnichannel).

While these steps will benefit customers they will come at a price for our staff. Some jobs will change in nature or location and some will be eliminated. We anticipate that as many as 7,000 jobs will be impacted.

Socially responsible investment

ING has been providing socially responsible investment (SRI) strategies for customers in select retail countries since 1999. SRI strategies consist of dedicated portfolios of sustainable investment funds, or of bonds and equity of individual sustainable companies.

Retail customers in Belgium, Luxembourg, Germany and the Netherlands are given the opportunity to invest in SRI investments. In the Netherlands the Bank applies a robust assessment and excludes companies in specific sectors, such as tobacco or coal mining, as well as companies that exhibit controversial behaviour, such as violations of human rights. In other countries, it is only possible to invest in sustainable funds that use these screening methods.

SRI opportunities cover all asset classes, including government bonds, corporate bonds, investment funds and index trackers. At the end of 2016, sustainable assets under management (SAuM) for customers were EUR 3,306 million, up from EUR 2,573 million in 2015.

Sustainable assets under management

in EUR million at year-end	2016[1]	2015	2014
Sustainable investment portfolios [2]	2,596	2,011	1,517
Sustainable structured products	140	143	15
Sustainable investment funds (incl. CS ING SRI Index Fund)	570	419	92

Subtotal	3,306	2,573	1,624
Correction to eliminate double counting [3]			86

Total sustainable assets under management	3,306	2,573	1,538

1.	The 2014 and 2015 figures are based on Benelux. In 2016 the SAuM figures also include Germany.
2.	The Sustainable investment portfolios are managed by ING. The other sustainable assets are managed by others, but kept at ING accounts.
3.	There used to be an overlap with allocated assets in the sustainable investment funds and the managed sustainable investment portfolios. In 2014 the Netherlands decided to align the calculation methodology with that of Belgium and Luxembourg. There has therefore been no double counting.

ING Groenbank

ING Groenbank is a 100 percent subsidiary of ING Bank N.V.. It finances sustainable investment by offering lending services at favourable rates to a variety of Dutch sectors. These include organic farming, renewable energy generation, sustainable construction and the re-use of waste materials. All assets covering ING Groenbank loans must receive Dutch government accreditation. This helps ING Groenbank accurately quantify the sustainable impact of its investments.

In 2016, ING Groenbank made a strategic shift in its lending portfolio by increasing the volume of loans to SME and mid-corporate clients. New channels were opened to offer lending services to clients in commercial real estate as well as structured finance transactions for clients operating small to medium-sized renewable energy generation projects.

Due to a more favourable overall economic climate, ING Groenbank profited from increases in investment volumes throughout the aforementioned sectors.

Financial inclusion

In addition to its lending services for green investments, ING Groenbank also directs up to 10 percent of its balance sheet towards impact activities, including education and research. In 2016, there was a strategic shift from traditional microfinance portfolios in India and Turkey to a more diversified portfolio, both in location and the mix of financial services offered. Groenbank now acts as a catalytic fund to initiate impact investments in, and outside, ING. ING Groenbank research supported the finance sector’s appetite for more SME finance. “A Billion to Gain 2016” looked at the role technological innovation can play in unlocking micro/SME finance opportunities.

Conclusion

Collectively, ING’s Retail Banking units again performed well in 2016. By lending money and providing customers with the tools to help make smart financial decisions, we continued to empower people in life and in business.

Customer satisfaction was again high with seven out of 13 Retail units holding number one NPS positions.

ING also earned top prizes at The Banker’s 2016 Best Bank Awards in London winning the Global Bank of the Year and best bank awards in the Netherlands, Belgium and Western Europe.

Financially, Retail Banking posted strong 2016 results driven by higher income and lower risk costs. The underlying result (before tax) increased by 15.8 percent to EUR 4,579 million. This was achieved despite the low interest rate environment and higher regulatory costs.

Retail Banking continued to pursue a digital-first operating model with a clear and easy, anytime- anywhere experience for customers. It also made progress in earning an increased number of primary relationships.

In 2016, the bank announced an intention to converge our various banking models into one to create an integrated digital platform that can cater to all our customers’ financial needs and provide new and relevant offers to enhance the customer experience. Such a transformation should put our business on a solid footing for the future.

Wholesale Banking

Wholesale Banking performed well in 2016. We continued to implement the Think Forward strategy and to take initiatives to enhance the customer experience. We have successfully grown the business while maintaining a prudent risk profile. We are strongly committed to sustainability. We try to minimalise our own environmental footprint and we support clients with their own transition to more sustainable business. We will continue accelerating our strategy and transforming the way we do business to serve clients better, easier and faster.

Who are we?

Wholesale Banking (WB) is a primary-relationship-driven European bank with global reach. We want to help clients to achieve their ambitions. We aim to provide a differentiating and seamless client experience through specialised and integrated services across the globe, supported by new technologies.

In addition to the basic banking services of lending, payments and cash management and treasury, WB provides tailored banking solutions in areas including corporate finance, commercial finance (factoring), equity markets and debt capital markets to help our clients achieve their business goals. Through our global franchises in Industry Lending we serve clients across sectors where we have proven expertise. We support clients in realising their sustainability ambitions.

International network

We facilitate clients’ business through our international network of offices in over 40 countries across Europe, the Americas, Asia and Australia. This extensive international network is a key element of our value proposition to clients. We continuously invest in our network to serve clients better and to seize growth opportunities in different regions. This included in 2016 the launch of trade commodity finance services in New York. We also expanded and strengthened our network and presence to support clients in China, Sweden and India. We extended our network in 2016 with the opening of a new securities branch in Seoul. This offers capital market products to both local and international corporate clients and financial institutions in South Korea. We have been active in Seoul for 25 years and became one of the leading international banks in the country offering a full range of corporate and investment banking products. In 2016, we also applied to the Colombian Finance Superintendence for a licence to operate as a Representative Office in Colombia.

Delivering a differentiating customer experience

WB aims to be the bank of choice for its clients. In Industry Lending this means becoming the lead lender, in Debt Capital Markets the lead financing bank and in Transaction Services and Financial Markets increasing the volume of flow products. In 2016, we continued to implement the Think Forward strategy and deliver on our priorities. We have successfully grown the business while maintaining a prudent risk profile. We grew net core lending by EUR 22.6 billion and risk costs decreased to 24 bps of average risk-weighted assets (RWA) in 2016. We continued to grow lending in Germany, redeploying the liabilities created in our low-cost German bank. We are selective and grow in market segments that show healthy growth, while aiming to ensure that our portfolio remains appropriately diversified and within our risk appetite.

We continued with our transformation programme, Wholesale Target Operating Model (Wholesale TOM), further driving simplification, business growth and innovation across the network.

In 2016, we took additional steps to improve the client experience and to deliver on our Customer Promise to be clear and easy, anytime and anywhere, empower people and keep getting better. InsideBusiness, our digital, cross-border banking platform, offers clients real-time insights and a single point of access to manage all their financial transactions on any device. After rolling out the platform in the Netherlands and Belgium in 2015, we have extended it to clients in 15 more countries. In 2017, we will include countries in Asia and the Americas. In 2016, we also increased our InsideBusiness offering with more products and services available online, including a mobile app, support for intercompany loan administration, confirmations and reporting for financial markets transactions, and a self-service administration function.

We continued to innovate to offer clients better products. An example of innovation is the development of a Virtual Cash Management solution. This next- generation payments and cash management solution allows clients to manage cash, payments and collections in a multi-bank set-up, using virtual accounts and a self- service portal. This solution will be introduced across the ING network in 2017.

ING partners with fintechs to stimulate innovation. WB for example is working with fintech Owlin to provide sector-relevant dashboards that convert three million news sources into real-time actionable intelligence, which ING’s Lending Services, Financial Markets and Risk Management divisions can use in conversations with our clients.

We aim to establish ourselves in the market as a thought leader on blockchain. We have successfully trialled fixed-income trading between 40 of the world’s largest banks via the international R3 consortium. In 2016, ING won the Global Finance Innovation Award for Top Innovators in

Transaction Services in the Process Innovation category in recognition of our efforts to transform our documentation processes for payments and cash management. Transaction Services simplified the requirements for accounts and payments services, adapting these to include a single set of banking conditions across 18 countries.

Our global business has received recognition and awards from leading publications in the financial industry, showcasing our success as a client-focused bank. Overall, league table positions in EMEA and Western Europe continued their upward trend, supported by continued strong performance in industry lending.

Accelerating the financing of sustainable

ING is committed to helping facilitate the transition to a fairer, greener economy by financing clients who are environmental outperformers compared to industry peers, and projects that contribute to environmental and social challenges. We measure the above with our Sustainable Transitions Financed (STF).

In 2016, WB introduced an ambition to increase the amount of STF to EUR 35 billion by 2020. At year-end 2016, our STF amounted to EUR 34.3 billion. This is an increase of more than EUR 10 billion compared toyear-end 2015, driven partly by new transactions and partly by continous improvement of our processes for identifying sustainable transactions and clients. (See graph “Sustainable Transitions Financed” for a breakdown of STF growth.) To drive growth, we train and encourage employees to engage with our clients in finding strategic financing solutions for their sustainability ambitions.

Such solutions are provided through a variety of products, including corporate loans and project finance loans. We also offer finance through innovative green products like green loans and green bonds. We nearly met our 2020 ambition for sustainable transitions financed in 2016. We plan to revisit this ambition in 2017 in our continued drive to accelerate our STF.

Our financing and investment policies and practices include strict social, ethical and environmental risk criteria. We also aim for our financing activities to have a positive impact on the environment and society. Our approach to positive impact initially concentrated on the positive environmental impact of our financing. Following the launch of the Sustainable Development Goals, we developed a structured approach that will enable us to also include the positive social impact of the projects we finance. We primarily focus on promoting sustainable and inclusive economic growth and sustainable consumption and production.

We also recognise the need to tighten sustainability assessments and ensure that the financing we label as sustainable is truly significant in its contribution to the environment and society. For this purpose, the different sustainability teams within ING are currently working on refining and strengthening our client and transaction assessment criteria. Furthermore, we are working to continuously improve our assessment scope and screen our entire loan book against the STF criteria.

Total Sustainable transitions financed

in EUR million at year-end	2016	2015	2014
ING Groenbank [2]	745	875	836
Renewable Energy [3]	4,658	3,187	1,730
Sustainable Real Estate [4]	7,207	998	389
Other projects [5]	1,638	1,274	379
Environmental Outperformers [6]	20,020	17,470	16,142

Total	34,268	23,804	19,476

1	For more information on the boundaries of the number reported, please refer to non-financial data reporting protocol on ing.com.
2	ING Groenbank finances projects within and outside of the Netherlands. In line with Dutch tax authority guidelines the amount of green loans on the Groenbank balance sheet is over 70 percent. For more details on ING Groenbank, please see the “Retail Banking” chapter.
3	Includes biomass, geothermal, hydro, solar, offshore and onshore wind power generation. In 2016, we improved the process for extracting renewables data from our system, which gives a more complete overview of our exposure.
4	Sustainable real estate grew by EUR 6.2 billion in 2016. This is largely due to an improved data collection process which allowed us to identify existing loans that qualify as sustainable. The development of innovative tools and green products for clients, staff training and setting ambitious targets helped drive new sustainable business.
5	Includes projects involving energy efficiency, greenhouse gas reduction, climate change mitigation, waste management, water efficiency, public transport and social welfare.
6	As of year-end 2014, ING reports on loans to clients who have been identified as environmental outperformers compared to industry peers based on independent reputable data providers or internal client assessments.

The table demonstrates our inclusive approach to sustainability throughout our entire global lending portfolio. On the one hand, we finance projects in specific sustainable areas, including renewable energy, sustainable real estate, public transport, water and waste management. At the same time, through our client and transaction assessments, we identify those clients with the best environmental record in their sector (outperformers). We focus on those outperforming clients in all sectors, which we finance based on our Environmental and Social Risk (ESR) framework.

Whether as an underwriter, issuer, or member of the ICMA Green Bond Principles, ING has been at the forefront of the development of the sustainable bond market. When we issued our first green bondin November 2015, we promised to disclose how the proceeds would be used, as well as the projects’ positive impact on the environment in terms of emissions avoided.

The bond proceeds have now been fully allocated, with 24 percent going to new projects. This is higher than our initial commitment of 20 percent. We have worked with an external expert to develop a framework for measuring the positive environmental impact of renewable energy projects. Based on this framework, we estimate that these projects decrease the amount of emissions by 744 kilotonnes of carbon annually, which is comparable to the annual carbon emissions of 93,000 Dutch households.

ING is responding to the developing needs and expectations of clients and society regarding the circular economy. Our support has so far taken the form of thought leadership. In 2016, we published a report on how companies can make their business model more circular.

We are also working on the challenge of defining our role as a financier in this pioneering area. There is as yet no blueprint for how banks can service clients’ circular business needs. To address that, we are working to co-create a way ahead with clients and platforms like the Ellen MacArthur Foundation. We joined the Ellen MacArthur Foundation as a CE100 member to share and further broaden our knowledge on the topic and drive the development of new business models to support more clients in circular business. We are currently supporting companies that want to grow their business in the circular economy with strategic investments, equity and subordinated debt.

Accelerating Think Forward – moving towards 2020

The Think Forward strategy empowers us to achieve our WB ambitions and fulfil our purpose. Given the challenging macroeconomic environment, the fast- moving changes in our industry and the fact that technology and digitalisation are moving faster than expected, we need to accelerate our strategy.

In 2016, ING launched a number of strategic programmes and initiatives to accelerate change and to stay a step ahead. At the ING Investor Day in October, ING announced its intention to begin converging to one digital banking platform. This addresses the trend that in an increasingly virtual world, customer needs and expectations are converging. This makes it all the more important for ING to operate as one integrated company across borders.

Wholesale TOM Transformation programme

The ING of the future will be one digital platform, with one brand, and with the same differentiating experience for all our customers, wherever they are in the world. WB is leading the way within ING, having already standardised products, processes and client experience as part of the Wholesale TOM transformation.

Wholesale TOM aims to enhance the client experience across products and countries. It does this by standardising our products and channels, harmonising our client services and improving our mobile and online offering. In 2016, we continued to concentrate on decommissioning legacy systems and on migrating services to global operating hubs in Manila and Bratislava that provide services directly to our clients across different businesses, locations and time zones. Wholesale TOM has increased efficiency and reduced complexity for our clients. With EUR 305 million in cost savings as per the end of December 2016, we expect to meet our cost savings target of EUR 340 million by the end of 2017. These cost savings are partly being reinvested in our business, and we will continue to drive simplification, business growth and innovation through extensions of the programme. In 2016, we announced an additional restructuring provision of EUR 70 million.

Financial Markets’ (FM) strategic measures

FM will continue to develop its client-driven franchise, delivering a differentiating experience by offering multiple market and trading products efficiently and effectively. At the same time, FM is adjusting to changing market circumstances, higher regulatory costs and more rigorous regulatory standards. Following the ING Investor Day in October, we announced our intention to strengthen FM’s focus on areas in the business that are best aligned to its core clients and WB strategy, to converge functions into one location and to consolidate certain business lines. Some products will be discontinued, including the equity derivatives offering to financial institutions. These changes will not reduce our continued commitment to Benelux cash equities, global commodity derivatives and linear equity derivative financing franchises.

FM is also streamlining certain trading functions in Western Europe by reducing roles in Amsterdam and Brussels and combining these in London. This will create a more efficient trading platform alongside our investments in e-commerce.

Putting our strategy into practice – our business activities in 2016

Industry Lending

Industry Lending is a high value-added product for clients and ING. Our Industry Lending teams provide financing to clients in selected markets based on specialist industry knowledge and expertise. Industry Lending is broadly diversified across sectors and geographies. Its activities are grouped into the Energy, Transport & Infrastructure Group, the Specialised Financing Group, the International Trade and Export Finance Group, and Real Estate Finance. Risks are controlled in a number of ways. These include careful selection by industry and sub-sector, country and client, transactional structure and collateral value of assets. Industry Lending has a track record of disciplined growth. It continues to grow in selected industries and markets whose underlying dynamics create attractive opportunities for our clients. This lending asset growth also supports ING Bank’s balance sheet optimisation, whilst delivering a solid return on equity.

The Energy, Transport and Infrastructure Group (ETIG) specialises in capital-intensive industry sectors such as natural resources, transportation, utilities and power, and infrastructure. ETIG financings are typically longer tenor loans via senior secured debt with strong structural credit risk protection or collateral value. ETIG performed well in 2016 in terms of profitability, risk costs and growth. Market declines in oil and commodity prices at the end of 2015 continued into early 2016. The effects varied according to the type of commodity and the underlying business – lower commodity prices are not necessarily bad news for all our clients. While some sub-sectors have come under pressure, interesting opportunities remain in the natural resource space. Similarly, in Transportation Finance, we see attractive areas of growth. In Power and Utilities, ING is supporting many of its clients in the renewables area.

The Specialised Finance Group (SFG) coordinates global teams that primarily arrange, underwrite and lend against clients’ business cash flows. They are active in sectors such as telecommunications, media and technology, and healthcare. They also provide specialised support for the insurance industry. Exposures are mostly medium term in established markets. We apply careful industry and client selection criteria. In line with our primary relationship strategy, we aim to lead transactions to maximise the value delivered to clients. SFG has continued to perform well in 2016 in terms of volume growth, risk costs and profitability. This is testament to our sector expertise and close cooperation between the different WB teams.

International Trade and Export Finance (ITEF) supports international trade in commodities such as oil, oil products, metals and grains. The largest part of ITEF is the Trade and Commodity Finance Group (TCF). Most business is short term, self-liquidating trade-related finance, often collateralised, with comprehensive credit risk mitigations. Commodity prices have been low and at times volatile. ING’s TCF clients are not speculators and largely avoid or hedge commodity price risk: their business model primarily depends on trading and logistics to deliver commodities when and where their clients require, not on profit from price volatility. Consequently the commodity price movements have had limited effect on TCF clients, and our risk costs remained low. ING has carried on supporting its clients, and has continued to build primary relationships. Our ability to innovate has underpinned our continued success.

Real Estate Finance (REF) primarily lends to investors in income-producing real estate backed by first mortgages. In Europe and selected premier global property markets we are one of the leading bookrunners in syndicated real estate finance loans. The year was characterised by market caution, primarily because of concerns over political instability in Europe. However, there was abundant liquidity, partly driven by interest from Asian investors. We saw strong activity in France, Germany and the Netherlands.

Real Estate is one of the sectors where improvements in energy efficiency in existing buildings can have a large impact on lowering CO2 emissions. Our international transactions increasingly involve high-grade sustainable real estate collateral. In the Netherlands for example we support clients through our innovative Sustainability App and with the transition to a sustainable portfolio. At year-end, Sustainable Real Estate Finance totalled EUR 7.2 billion, making up 23 percent of the total REF portfolio.

General Lending and Transaction Services

General Lending

General Lending is offered to corporate clients as the anchor product in a broader relationship typically involving flow products in FM or Transaction Services. It is typically less complex than Industry Lending with more standardised transactions. Client teams focus on cross- sell opportunities with other bank products.

Transaction Services

Transaction Services supports our client’s core processes and daily financial operations with tailor-made, integrated solutions and advice. It comprises Payments & Cash Management, Trade Finance Services, Working Capital Solutions and Bank Mendes Gans, our cash pooling business. These are all activities that require a clear focus on operational excellence. After strong performances in previous years, Transaction Services (TS) met headwinds in 2016. Regulatory challenges and negative euro interest rates both drove TS income down. Across all our TS products, we continued to concentrate on innovation and further developing our services to Corporate and FI clients.

ING is an important player in the issuing (corporate cards) and the retail payment markets. Both product lines generate fee-based income. ING achieved year- on-year growth of over 35 percent with our corporate card offering. These solutions, including the innovative virtual card, help our clients to reduce the cost of administrative procurement and provide short-term working capital. Our European POS and e-commerce payment proposition is a key element in building the primary relationship for retailers in Europe.

Despite a challenging yield curve, Payments & Cash Management’s growth prospects improved this year. The exit of a global competitor has strengthened our position as a top payments and cash management provider in the Benelux and enhanced our ranking amongst the top league pan-European cash management banks.

Trade Finance Services (TFS) finances, settles and mitigates risks of international trade for clients in all markets globally, but primarily in Asia, the Middle East, Central and Eastern Europe and Latin America. Lower import and export trade volumes, combined with lower commodity prices and lower interest rates, are putting pressure on income derived from Trade Finance Services activities. This decline has been partly offset by increased use of risk mitigation instruments by clients.

Working Capital Solutions (WCS) combines ING’s Supply Chain Finance and Trade Receivables activities and is a key growth area for WB, offering substantial opportunities for our clients to achieve efficiency benefits. We believe the underlying short-term and capital-efficient nature of this asset class makes it an attractive area for us to expand. This year, despite fierce pricing competition and unfavourable market circumstances in the steel and oil sectors, WCS’s business continued to grow.

Bank Mendes Gans (BMG) is a specialist bank providing global liquidity management services, including multi-currency, multi-bank cash-pooling and netting solutions to multinational corporations. BMG selectively onboarded new clients in 2016.

Financial Markets

Financial Markets (FM) is a well-diversified business targeting developed markets and emerging economies. It focuses on interest rates, currencies and credit products. It aims to serve ING’s institutional, corporate and retail clients with relevant financial markets products.

Through FM we also provide our clients with a gateway to global institutional markets. A multi-product global sales force offers a full range of products and services across three main business lines: FX, Rates and Credit Trading; Global Equity Products; and Global Capital Markets. We provide clients with hedging solutions to mitigate financial risk in all markets. We also provide investment solutions to meet specific investment objectives, as well as financing solutions through clients’ public or private debt or equity issuance, or through securities financing. In Debt Capital Markets we continue to transform the business into a consistent top-10 European player in our chosen areas of focus. These areas of focus include supporting existing clients, maintaining our position as Dutch bank of choice for issuers, and capitalising on our continued balance sheet support for Russia, Turkey, Poland and Romania.

We intensified our focus on increasing client activity with further expansion of the Global Account Management (GAM) initiative. A global account manager is responsible for FM clients’ needs at holding company level, while working closely with client relationship managers within ING to better understand and serve client needs. This now accounts for 50 percent of FM client revenues, up from 30 percent in 2015. The GAM approach now has two tiers depending on the global or local nature of the client relationship.

Collaboration between Industry Lending teams continued with increased cross-buy, flow and tailored solutions for specific financial needs. However, the continuing low interest rate environment and negative Euribor fixings have made derivative hedging less attractive. This impacted volumes in the first quarter. Volumes returned to anticipated levels towards the end of the year, but were not strong enough to make up for the early year shortfall.

FM has defined a clear strategy for e-commerce. We will offer electronic trading solutions to FM clients, ING sales and traders to improve client relationships and profitability, and optimise risk distribution while reducing cost. ING offers electronic trading for the majority of our products, adding value for our clients via speed, transparency and better controls.

Key challenges

Our business, market and regulatory environments remained challenging in 2016. WB has a strong market position and performance. However, like our peers, we face headwinds including low interest rates, increasing regulatory scrutiny and costs, overcapacity in the European banking sector, and the potential impact of Basel 3.5. WB is actively addressing these challenges.

Business, market and regulatory environment

Markets in 2016 opened with concerns about the Chinese economy. Declines in Chinese equities led to weakness in equity markets worldwide. This, together with the continuing decline in oil prices, impacted markets. As with our peers, this resulted in a challenging first quarter, although markets and profitability returned with a strong performance in the second quarter. Markets were more stable through the rest of the year and profitability returned to more consistent and regular levels, although important political events, such as Brexit and the US presidential election, did trigger short-term spikes in volatility.

In the current low interest rate environment deposits placed at the ECB are earning negative interest. This makes it important to sustain lending returns and develop client propositions that generate fee income. For some time, we have been charging a negative interest rate to both financial institutions and corporate clients who maintain high cash balances in their euro current accounts. We may need to consider further action and expand the scope of clients that will be charged should the low interest environment and negative rates continue.

In early 2016, oil prices recovered. However, the historic low oil prices that preceded that did not have a significant effect on ING’s financing to the oil and gas related business thanks to the relatively limited direct exposure to oil prices and the high quality of our lending book. Furthermore, many of our long-term facilities are protected against risks, for example through offtake agreements, fixed price contracts, and/or guarantees provided by export credit agencies. Lending credit outstanding to the oil and gas industry was EUR 36.3 billion at the end of 2016.

Lending credit outstanding to the metals and mining industry was EUR 14.9 billion at the end of 2016. We have a conservative and selective approach to new deals, renewals and refinancing, and we maintain focus on high-credit quality names, low-cost producers and industry leaders.

Country portfolios

Geo-political unrest continued in Ukraine in 2016. The non-performing loan ratio of our Ukrainian lending book was 45 percent at year-end 2016. ING continued to carefully monitor the developments in Turkey, where the non- performing loan ratio at year-end 2016 was 3.1 percent (including Retail Banking activities).

Climate change

ING sees climate change as one of the biggest challenges of our time. We are committed to reducing the impact of our own operations and helping clients reduce theirs. While we have actively measured and managed our carbon footprint for more than a decade, we still face challenges in measuring the indirect impact of our lending activities. In order to take the next step in tackling this challenge, in 2016, we conducted a pilot to measure the emissions performance of two specific asset classes within our lending portfolio. We worked closely with an external consultant who helped us develop a methodology and tool for carbon accounting. This pilot yielded valuable insights into how we might measure the impact of our entire portfolio but also uncovered the challenge of data availability. Therefore, we welcome initiatives like the Financial Stability Board Taskforce for climate-related financial disclosure (TCFD) which aims to provide guidance to the financial sector on the topic of measuring and disclosing climate-related risk and impact. Such initiatives will help us and our clients achieve measurement with comparable results. We believe this level of awareness will steer action on climate change.

Conclusion

Wholesale Banking performed well in 2016, maintaining a prudent risk profile. Clients are at the heart of our strategy. We serve them across the globe with a range of products and services, helping them to meet their ambitions. We will continue to broaden our international network.

In 2016, we further increased the digital service offering to clients, empowering them to do their business anytime, anywhere. We also succeeded in increasing the number of primary relationships.

We believe our role is to facilitate and finance the transition to a sustainable society. Our financing of sustainable projects and clients that are environmental outperformers compared to industry peers rose to EUR 34.3 billion at year-end, illustrating our support for a greener economy. We closed several notable deals and we launched a number of initiatives to encourage businesses to become more sustainable.

Wholesale Banking plays an important part in ING’s strategy. We will continue to accelerate our Think Forward strategy. ING is on a path of convergence towards one digital banking platform. We are proud that our transformation programme, Wholesale TOM, is leading the way within ING, resulting in an improved and more uniform experience for clients. In 2017, we will continue with our transformation programme. We will also continue to innovate to meet the changing needs and expectations of clients and support their business.

A number of external awards underscored our success in meeting the needs of clients. We appreciate this recognition of our work that motivates us to keep getting better while delivering a differentiating experience to our clients.

PRINCIPAL GROUP COMPANIES

Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION

The banking and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in all of the jurisdictions in which ING conducts business. As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving these countries. Reference is made to Note 2.2.2 ‘Capital Management’.

European Regulatory framework

In November 2014 the European Central Bank (ECB) assumed responsibility for a significant part of the prudential supervision of euro area banking groups in the Eurozone, including ING Group and ING Bank. Now that the ECB assumed responsibility for the supervision of the banking groups in the Eurozone, it has become ING Group’s and ING Bank’s main supervisor. The ECB is amongst others responsible for tasks such as market access, compliance with capital and liquidity requirements and governance arrangements. National regulators remain responsible for supervision of tasks that have not been transferred to the ECB such as financial crime and payment supervision. See also the paragraph on ‘Single Supervisory Mechanism’.

Dutch Regulatory Framework

The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. As far as prudential supervision has not been transferred to the ECB, it is exercised by the Dutch Central Bank (De Nederlandsche Bank or “DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or “AFM”). DNB is in the lead with regard to macroprudential supervision. However, the ECB can set higher macroprudential obligations than proposed by DNB.

Global Regulatory Environment

There is a variety of proposals for laws and regulations that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — ING operates in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association, which details a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for all employees in the Netherlands of banks licensed in the Netherlands, which the Dutch government has introduced, effective per 1 April 2015. In this oath, the employees of the relevant ING entities declare that they (i) will perform their duties with integrity and care (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. To enforce the oath, non-compliance can be sanctioned by a special disciplinary court. Moreover, if Executive or Supervisory Board members break the oath, the supervisory authority (DNB/AFM) can decide to reassess their suitability.

As mentioned above, a significant change has been made to the supervisory structure within the Eurozone and in November 2014 the Single Supervisory Mechanism (“SSM”) took effect, a mechanism composed of national competent authorities and the ECB with the ECB assuming direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. ING expects to benefit from the harmonization of supervision resulting from the SSM but at the same time does not expect such harmonization to be fully in place on the short to mid-term.

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

As a third pillar to the Banking Union, the EU has harmonized regulations for Deposit Guarantee Schemes (DGS). Main elements are the creation of ex-ante funded DGS funds, financed by risk-weighted contributions from banks. As a next step, the EU is discussing a pan-European (or pan-banking union) DGS, (partly) replacing or complementing national compensation schemes. A more definitive proposal is expected in 2017 or 2018.

Dodd-Frank Act

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which became law on 21 July 2010, represented a significant overhaul in the regulation of U.S. financial institutions and markets. The primary impact on ING is through the establishment of a regulatory regime for the off-exchange derivatives market, pursuant to Title VII of the Dodd-Frank Act.

Among other things, the Dodd-Frank Act and regulations enacted thereunder required swap dealers to register with the Commodity Futures Trading Commission (the “CFTC”, the primary swaps regulator in the U.S.) as ‘swap dealers’ or ‘major swap participants’ and be subject to CFTC regulation and oversight. The ING subsidiary, ING Capital Markets LLC, is registered as a swap dealer. As a registered entity, it is subject to business conduct, record-keeping and reporting requirements, as well as capital and margin requirements. In addition to the obligations imposed on registrants, such as swap dealers, reporting, clearing, and on-facility trading requirements have been imposed for much of the off-exchange derivatives market. It is possible that registration, execution, clearing and compliance requirements will increase the costs of and restrict participation in the derivative markets. These rules (as well as further regulations, some of which are not yet final) could therefore restrict trading activity, reducing trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these markets.

The Dodd-Frank Act also impacts U.S. banks and non-U.S. banks with branches or agencies in the United States. The primary impacts are through the Volcker Rule and Section 165 of the Dodd-Frank Act.

The Volcker Rule imposes limitation on U.S. banks, the U.S. branches of non-U.S. banks, and the affiliates of either, on proprietary trading and investing in hedge funds and private equity funds.

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

The Dodd-Frank Act also created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important non-bank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S. companies. The consequences of being designated a systemically important non-bank financial company could be significant, including having subsidiaries supervised by the Federal Reserve Board, subjection to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and other restrictions. ING has not been designated a systemically significant non-bank financial company by FSOC and such a designation is deemed unlikely.

The Dodd-Frank Act also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”. In February 2017, the U.S. Secretary of Treasury was directed by executive order to consult with other financial regulatory agencies to evaluate the current financial regulatory framework against core principles set out by the new U.S. administration. Such review may result in the revision, amendment or repeal, in all or in part, of Dodd-Frank and related rules and regulations and other laws, rules and regulations.

Basel III and European Union Standards as currently applied by ING Bank

DNB, our home country supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II and Basel III Frameworks. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local Basel requirements as well. ING uses the Advanced IRB Approach for credit risk, the Internal Model Approach for its trading book exposures and the Advanced Measurement Approach for operational risk. As of 2009, a Basel I floor of 80% of Basel I RWA has been applicable. A small number of portfolios are still reported under the Standardized Approach.

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio to be phased in over 2014-2018. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the required common equity Tier 1 ratio, when the buffer is fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III will strengthen the definition of capital that will have the effect of gradually disqualifying many hybrid securities during the years 2013-2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital[, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework]. In addition, the Basel Committee and

Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012 and full implementation is targeted for 2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Banks ” (“G-SIBs”), since 2011, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-SIB”) since 2011.

For European banks these Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements will be gradually tightened, mostly before 2019, until the Basel III migration process is completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. The DNB requires the largest Dutch banks, including ING Group, to build up a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G- SIB and D SIB buffers mentioned above.

Banks are also subject to Pillar 2 requirements. Pillar 2 refers to the capital that the supervisor requires a bank to hold depending on its risk profile, risk management and capital planning. Based on an internal capital adequacy assessment process (ICAAP), the ECB has examined ING’s capital adequacy and set a Pillar 2 requirement of 1.75% for ING Group.

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

Further. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA, added a new subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires us to disclose whether ING Group or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorisation of the U.S. government.

EU and US sanctions against Iran were partially lifted in January 2016 under the Joint Comprehensive Plan of Action (JCPOA) that was agreed in July 2015 by China, France, Germany, Russia, the United Kingdom, the United States, the European Union, and Iran. As noted above, ING Bank has maintained its policy not to enter into new relationships with clients from Iran and processes remain in place to discontinue existing relationships involving Iran.

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a (perceived) Iranian nexus. These positions remain on the books, but accounts related thereto are ‘frozen’ where prescribed by applicable laws and procedures and in all cases subject of an increased level of scrutiny. Any interest or other payments ING Bank is legally required to make in connection with said positions are only made into such accounts. Funds can only be withdrawn by relevant Iranian parties from ‘frozen’ accounts after due regulatory consent from the relevant competent authorities. ING Bank has strict controls in place to monitor every transaction related to these accounts, specifically to ensure that no unauthorised account activity takes place in relation to accounts that are ‘frozen’. ING Bank may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the relevant period, ING Group had receivable activities of approximately USD 5.3 million, which were principally related to legacy loans, and ING Group estimates that it had net profit of approximately USD 63,641. ING Bank intends to terminate each of the legacy positions as the nature thereof and applicable law permits.

Also in 2016, the Ukraine-related sanctions imposed by both the US and the EU remained in force. Those sanctions restrict, amongst others, the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

The ING Bank Financial Economic Crime Policy (FEC Policy) and Minimum Standards directly reflect relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities maintain local procedures aiming to enable them to comply with local laws, regulations and the ING Bank FEC Policy and Minimum Standards. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy and Minimum Standards prevail when the standards therein are stricter than stipulated in local laws and regulations and if not specifically forbidden (data privacy or bank secrecy).

The ING Bank FEC Policy and Minimum Standards provide a statement of what is required by all ING Bank entities in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

As a result of frequent evaluation of all businesses from economic, strategic and risk perspective ING Bank continues to believe that doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and/or other sanctions regimes. Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

ING Bank has a FEC control framework in place to mitigate the risks related to Financial Economic Crime.

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

As an Australian incorporated subsidiary, ING Bank (Australia) Limited is required to comply with corporate requirements and in the event of listing of issued debt securities to comply with Australian Securities Exchange listing and disclosure requirements. ING Bank (Australia)

Limited must demonstrate compliance with financial services laws as a condition to maintaining its Australian Financial Services Licence (“ AFSL”) and Australian Credit Licence (“ACL”). ING Bank N.V., Sydney Branch is not an Australian incorporated legal entity. ING Bank N.V., Sydney Branch holds its own banking ADI license and AFSL which is limited to the provision of financial services to wholesale clients.

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

Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may use new technologies (e.g. fintechs), advanced data and analytic tools, lower cost to serve, reduced regulatory burden (e.g. debt funds, shadow banks) and/or faster processes to challenge traditional banks. Technology is removing a number of the barriers to entry that once insulated our business. Developments in technology, such as technologies allowing for the emergence of disintermediation, have also accelerated the use of new business models. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. We face competition from many different directions, with relatively new players providing more segmented offers to our customers and clients. Technology giants, payment specialists, retailers, telecommunication companies, crowd-funding initiatives and aggregators are all encroaching on traditional banking services. Our clients, in turn, are willing to consider these offers.

Consumers are rapidly turning to digital services for an increasing number of needs. What they are experiencing with digital leaders is shaping their expectations. In ING’s case, digital channels now account for 98 percent of contact with retail customers and mobile interactions increased by more than 50 percent in 2016. This makes it ever more important for that digital contact to be clear and easy for them, with for example digital on-boarding and end-to-end mobile sales processes.

The success of our strategy will ultimately depend on how well it enables us to adapt to change and continue to deliver a superior experience to our customers.

Our long track record and strong brand place us well to seize these opportunities and become a better company for all of our stakeholders. We are a leader in digital banking, and we have scale combined with local market expertise. We are investing in building profitable, mutually beneficial relationships with our customers based on the quality of our service and the differentiating experience we offer them.We place a high priority on innovation within ING to stay on top of the pace of change around us and meet changing customer needs. We promote an internal culture of innovation and also partner with external parties with specialised knowledge to accelerate the pace of innovation. We are experimenting with the agile way of working to increase the pace of innovation. We also strive to create intellectual capital through the expertise we are developing in areas like environmental and social risk management, sustainable finance and data analytics. We aim to share knowledge via different networks and for example our ING Economics Department publications.

Accelerating Think Forward

While we are achieving successes with our strategy, rapid developments in technology, customer behaviour and the competitive landscape mean we need to speed up our pace of transformation in order to offer customers a differentiating experience in the future. These trends were evident in a number of ways. We see the continuing digitalisation of banking - especially the rapid growth of mobile devices as the main customer interface. We also see that technology is reducing barriers to enter the financial services markets, resulting in a wave of newcomers targeting segments underserved by traditional banks. In addition, new regulations are opening up Europe’s payment market to non-banks and we’re seeing the development of digital “ecosystems” that allow users to access social media, online purchases, services and payments all in one app.

The future of banks is not banking as we know it today. This is challenging us as a bank to re-think who we are. We believe we should be providing our customers, both Retail and Wholesale, with one platform that extends beyond banking. It should provide customers with their complete financial picture across all institutions, with actionable insights so that they are empowered to make smart financial decisions. We also envisage connecting our customers to solutions offered by third parties. And we will connect our ecosystem to selected digital ecosystems, to be visible and present in the places where customers go when they are online.

To help us achieve this, we announced In October 2016 an investment of EUR 800 million in continued digital transformation to further improve the customer experience and accelerate growth in primary customers and lending. Our goal is to ultimately converge our different banking models into one globally scalable platform. As a first step, we will move to an intermediate state (2016-2021) where we will converge businesses with similar customer propositions that can benefit from a more standardised approach and economies of scale.

ING Retail Banking provides products and services to individuals, small and medium-sized enterprises (SMEs) and mid-corporates. We serve more than 35,8 million customers in a variety of markets. Market Leaders are businesses in the Netherlands, Belgium and Luxembourg where we have leading market positions in Retail Banking and Wholesale Banking. Challengers markets are Australia, Austria, Czech Republic, France, Germany, Italy and Spain where we aim to build a full bank relationship, digitally distributed at low cost. Growth Markets are those expanding economies that offer above average growth potential: Poland, Romania and Turkey. In addition, ING has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India).

In most markets in which it operates ING offers a full range of retail banking products and services, covering payments, savings, investments and secured and unsecured lending. ING pursues a digital-first approach, complemented by advice when needed, with omnichannel contact and distribution possibilities.

Regulatory costs have continued to increase and weigh heavily on the bank’s expenses. In 2013, regulatory costs made up four-percent of total expenses. In 2016 they accounted for nine percent. These cost increases have coincided with a low interest rate environment which adversely impacts bank’s interest income-generating capabilities. This environment is unlikely to change in the foreseeable future. Add to that slow economic growth, a new competitive landscape and changes in customer behaviour, and it becomes apparent that all banks will need to re-think their business models. To address these challenges, banks need to cut costs, for example through increased digitalisation and efficiency. They also need to look to relevant new offers for customers that can generate new revenue streams, such as fee income.

Overall, there were many different challenges and trends impacting our Retail businesses in 2016. For instance, in the Netherlands we saw a major shift in the mortgage market to non-bank suppliers (especially insurance companies and pension funds). Also in the Netherlands as well as Belgium, there was more prepayment financing of mortgages brought on by low interest rates. Demand for SME lending was also low, particularly in the Netherlands, brought on by a slow recovery in some sectors. Each of our Retail businesses in their own competitive environment have had to overcome both local and global challenges.

Wholesale Banking (WB) is a primary-relationship driven European bank with global reach. We want to help clients to achieve their ambitions. We aim to provide a differentiating and seamless client experience through specialised and integrated services across the globe, supported by new technologies.

In addition to the basic banking services of lending, payments and cash management and treasury, WB provides tailored banking solutions in areas including corporate finance, commercial finance (factoring), equity markets and debt capital markets to help our clients achieve their business goals. Through our global franchises in Industry Lending we serve clients across sectors where we have proven expertise. We support clients in realising their sustainability ambitions.

We facilitate clients’ business through our international network of offices in over 40 countries across Europe, the Americas, Asia and Australia. This extensive international network is a key element of our value proposition to clients. We continuously invest in our network to serve clients better and to seize growth opportunities in different regions. This included in 2016 the launch of trade commodity finance services in New York. We also expanded and strengthened our network and presence to support clients in China, Sweden and India. We extended our network in 2016 with the opening of a new securities branch in Seoul. This offers capital market products to both local and international corporate clients and financial institutions in South Korea. We have been active in Seoul for 25 years and became one of the leading international banks in the country offering a full range of corporate and investment banking products. In 2016, we also applied to the Colombian Finance Superintendence for a licence to operate as a Representative Office in Colombia.

Our business, market and regulatory environments remained challenging in 2016. WB has a strong market position and performance. However, like our peers, we face headwinds including low interest rates, increasing regulatory scrutiny and costs, overcapacity in the European banking sector, and the potential impact of Basel IV. WB is actively addressing these challenges.

Our remuneration policy forms an integral part of our strategy, performance culture and risk management framework. Its objective is to enable ING to retain and recruit expert leaders, senior staff and other highly qualified employees to ensure we meet our responsibilities towards stakeholders, now and in the future. When looking at remuneration, our starting point is our position as a global financial institution in a rapidly changing marketplace.

Progress on relevant regulatory initiatives

The Single Supervisory Mechanism (SSM), the new system of banking supervision for Europe, was in effect for a second full year in 2016. In this second year, the daily interactions on supervision between the European Central Bank (ECB), national competent authorities like the Dutch Central Bank in the Netherlands, and banks were streamlined further.

The ECB in particular took important steps to communicate its expectations to the banking sector and public at large. For example, the ECB provided detailed information about its annual Supervisory Review and Evaluation Process (SREP) and its findings based on its sector-wide thematic review on risk governance and appetite. Such transparency helps support the banking union in coming together, as well as the efficiency and effectiveness of the ECB’s supervision.

ING remains a supporter of the SSM. With our strong European footprint, we have a clear interest in the proper functioning of European financial markets and in a harmonised approach to European banking supervision. We believe that this will contribute to a more efficient use of capital across Europe. As banks’ customers are more able to realise their ambitions, the European economy’s growth prospects will benefit. Harmonisation will also help us accelerate our Think Forward strategy to create one digital banking platform across borders.

The second EU Directive on Payment Services (PSD2) was adopted in October 2015 and is being implemented in the coming years. It will create an EU-wide single market for payment initiation services and account information services. Its main objective is to promote innovation and competition in the EU payments market. ING welcomes this development and sees the PSD2 as an opportunity to develop new and innovative ways of serving our customers.

ING’s regulatory costs increased 36.3% in 2016. One main reason were costs for the new Dutch deposit guarantee scheme (EUR 129 million in 2016 compared with zero in 2015). Pursuant to a new European rule, banks are required to contribute to these deposit guarantee schemes on a regular basis, not only after a bank failure.

Bank taxes were also a main reason costs rose in 2016, specifically a Polish bank tax of EUR 64 million compared with zero in 2015. This taxes a part of ING’s balance sheet on which we already pay tax in the Netherlands. There is no European regulation on bank taxes and little coordination between countries addressing the fact that banks pay the same taxes in more than one country. We hope that, as is already the case in France and foreseen in Germany, bank taxes will be abolished in the Netherlands and other countries that still require them.

Other new regulation also contributed to the rise in costs for 2016, such as the European Single Resolution Mechanism (SRM) mentioned above. This required banks to begin paying contributions to the Single Resolution Fund as of January 2016.

A prominent source of regulatory uncertainty in 2016 were the Basel Committee on Banking Supervision (‘BCBS’)’s proposals regarding risk-weighted assets. The proposals are intended to make risk-weight calculation simpler and more comparable across banks, limiting the use of banks’ own internal models. ING believes that current plans would allocate too high a risk weight to various lending activities, in particular mortgages and specialised lending. This is not in line with historical loss rates and distorts sound economic incentives.

Other uncertainties concern loss-absorption requirements, which have not yet been finalised in the EU.

There is rising concern that these regulatory and supervisory developments are hampering innovation and the new ways of doing business that financial service providers are currently embracing.

For more information, please refer to ‘Item 5. Operating and Financial Review and Prospects’ and Notes 33 ‘Segments’ and 34 ‘Information on geographical areas’ of Note 2.1 to the consolidated financial statements.

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing can be influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A-” (with stable outlook) by S&P Global Ratings (“Standard & Poor’s”), a division of S&P Global Inc. ING Groep N.V.’s long-term senior debt is rated “Baa1” (with stable outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A+” (with stable outlook) by Fitch Ratings (“Fitch”).

ING Bank N.V.’s long-term senior debt held an “A” (with stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “A1” (with stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with stable outlook) by Fitch Ratings, Ltd.

ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1”.

All ratings are provided as of 31 December 2016, and are still current at the date of filing.

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

Fluctuations in interest rates

Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest repricing and maturity profile of assets and liabilities in our balance sheet can affect the future interest earnings and economic value of the bank’s underlying banking operations. In addition, changing interest rates may impact the (assumed) behavior of our customers, impacting the interest rate exposure, interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and for some terms even negative) interest rate environment in the Eurozone, the stability of future interest earnings and margin also depends on the ability to actively manage pricing of customer assets and liabilities. Especially, the pricing of customer savings portfolios in relation to repricing customer assets and other investments in our balance sheet is a key factor in the management of the bank’s interest earnings.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities for our own account and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income, expenses and foreign investments is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen, Polish Zloty, Korean Won, the Indian Rupee, Brazilian Real and Russian Ruble into euros will impact our reported results of operations, cash flows and reserves from year to year. This exposure is mitigated by the fact that realized results in non-euro currencies are translated into euro by monthly hedging. See Note 38 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in, exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. This translation risk is managed by taking into account the effect of translation results on the common Tier-1 ratio.

For the years 2016, 2015 and 2014, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros), and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

Average	4Q 2016	3Q 2016	2Q 2016	1Q 2016

U.S. Dollar	1.083	1.114	1.127	1.102
Australian Dollar	1.449	1.480	1.501	1.509
Brazilian Real	3.542	3.630	3.915	4.298
Chinese Renminbi	7.380	7.421	7.375	7.184
Pound Sterling	0.868	0.845	0.790	0.768
Indian Rupee	73.007	74.716	75.369	74.036
Korean Won	1,250.197	1,249.993	1,303.320	1,308.371
Turkish Lira	3.530	3.303	3.228	3.213
Polish Zloty	4.375	4.369	4.373	4.329
Russian Rouble	68.135	72.309	73.620	80.409

Average	4Q 2015	3Q 2015	2Q 2015	1Q 2015

U.S. Dollar	1.093	1.114	1.102	1.137
Australian Dollar	1.526	1.534	1.429	1.448
Brazilian Real	4.295	3.938	3.434	3.243
Chinese Renminbi	6.984	7.005	6.833	7.080
Pound Sterling	0.724	0.720	0.721	0.746
Indian Rupee	72.070	72.416	69.898	70.898
Korean Won	1,271.902	1,296.208	1,213.660	1,250.293
Turkish Lira	3.217	3.178	2.929	2.805
Polish Zloty	4.262	4.199	4.109	4.185
Russian Rouble	73.576	69.379	60.022	70.981

Average	4Q 2014	3Q 2014	2Q 2014	1Q 2014

U.S. Dollar	1.244	1.320	1.373	1.373
Australian Dollar	1.453	1.437	1.477	1.533
Brazilian Real	3.137	3.009	3.062	3.220
Chinese Renminbi	7.652	8.140	8.556	8.402
Pound Sterling	0.784	0.792	0.817	0.828
Indian Rupee	77.206	80.034	82.190	84.499
Korean Won	1,346.868	1,355.481	1,417.828	1,465.069
Turkish Lira	2.810	2.869	2.912	3.013
Polish Zloty	4.216	4.179	4.169	4.186
Russian Rouble	59.406	48.088	47.978	47.893

Year-end	2016	2015	2014

U.S. Dollar	1.055	1.089	1.215
Australian Dollar	1.460	1.490	1.482
Brazilian Real	3.434	4.313	3.229
Chinese Renminbi	7.333	7.069	7.533
Pound Sterling	0.857	0.734	0.779
Indian Rupee	71.696	72.085	76.843
Korean Won	1,274.184	1,276.681	1,335.467
Turkish Lira	3.723	3.182	2.829
Polish Zloty	4.417	4.265	4.288
Russian Rouble	64.485	79.963	72.267

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

Critical Accounting Policies

See Note 1 Accounting policies of Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

ING Group’s management evaluates the results of ING Group’s banking segments using a non-IFRS financial performance measure called underlying result. To give an overview of the underlying result measure, we also present consolidated underlying result before tax and underlying net result. Underlying figures are derived from figures determined in accordance with IFRS-IASB by excluding the impact of divestments, special items, legacy insurance and result from discontinued operations. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from ordinary operating activities.

While items excluded from underlying result are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying net result is relevant and useful for investors because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, ING believes that trends in the underlying profitability of its segments can be more clearly identified by disregarding the effects of significant restructuring provisions and realized gains/losses on divestures as the timing of such events is largely subject to the Company’s discretion and influenced by market opportunities and ING Group does not believe that they are indicative of future results. ING Group believes that the most directly comparable GAAP financial measure to underlying net result is net result. However, underlying net result should not be regarded as a substitute for net result as determined in accordance with IFRS-IASB. Because underlying net result is not determined in accordance with IFRS-IASB, underlying net result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. In addition, ING Group’s definition of underlying net result may change over time.

The section Segment Reporting Banking Operations on the next pages presents the segment results on the basis of the performance measure underlying result.

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see note 33 of Note 2.1 to the consolidated financial statements.

GROUP OVERVIEW

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2016, 2015 and 2014:

IFRS-IASB Consolidated Income Statement

Amounts in millions of euros	2016	2015	2014
Continuing operations
Interest income	44,182	46,321	48,163
Interest expense	30,941	33,760	35,859

Net interest income	13,241	12,561	12,304
Net commission income	2,433	2,318	2,293
Investment and Other income	2,228	3,127	617

Total income	17,902	18,007	15,214

Operating expenses	10,614	9,326	10,259
Addition to loan loss provisions	974	1,347	1,594

Total expenses	11,588	10,673	11,853

Result before tax	6,314	7,334	3,361

Taxation	1,705	1,924	859

Net result from continuing operations	4,608	5,410	2,502
Net result from discontinued operations	441	-76	-1,375
Non-controlling interests from continuing and discontinued operations	75	408	164

Net result IFRS-IASB	4,975	4,926	963

Reconciliation from IFRS-IASB to ING Group’s underlying results

Amounts in millions of euros	2016	2015	2014

Net result IFRS-IASB	4,975	4,926	963
-/- Divestments [1]	0	367	202
-/- Special items [2]	-799	-58	-1,021
-/- Legacy Insurance	33	-63	52
-/- Result from discontinued operations [3]	441	-415	-1,460

Underlying net result	5,300	5,095	3,190

1.	Divestments Bank: net gain on merger between ING Vysya Bank and Kotak Mahindra Bank (EUR 367 million, 2015), result on the deconsolidation of ING Vysya Bank (EUR 202 million, 2014).
2.	Special items Bank: ING Group’s digital transformation programmes (EUR -787 million, 2016), Retail Netherlands strategy (EUR -13 million, 2016, EUR -58 million, 2015, EUR -63 million, 2014), impact of the changes for making the Dutch Defined Benefit pension fund financially independent (EUR -653 million, 2014), bank tax related to the SNS Reaal nationalization (EUR -304 million, 2014).
3.	Attributable to the equityholder of the parent, reference is made to Note 28 “Discontinued operations” of Note 2.1 to the consolidated financial statements for more information on discontinued business.

Year ended 31 December 2016 compared to year ended 31 December 2015

ING Group posted strong results in 2016, driven by higher net interest income and lower risk costs. This was realized despite a sharp increase in operating expenses due to EUR 1,157 million of pre-tax charges recorded as special items, primarily related to the digital transformation programmes as announced on ING’s Investor Day on 3 October 2016. ING Group’s net profit increased to EUR 4,975 million from a net result of EUR 4,926 million in 2015. ING Group’s 2016 net result includes special items after tax in a total amount of EUR -799 million (including EUR

-787 million related to ING Group’s digital transformation programmes and EUR -13 million related to Retail Netherlands strategy), Legacy Insurance in an amount of EUR 33 million related to a higher valuation of warrants on NN Group and Voya shares compared with the end of 2015 and result from discontinued operations in an amount of EUR 441 million related to discontinued operations of NN Group.

Underlying net result for 2016 was EUR 5,300 million, an increase of 4.0% from EUR 5,095 million in 2015. Underlying net result is derived from total net result by excluding the impact of divestments, special items, legacy insurance and result from discontinued operations.

Year ended 31 December 2015 compared to year ended 31 December 2014

ING Group posted a strong set of full-year 2015 results, driven by higher net interest income and lower risk costs. This was realized despite a sharp increase in regulatory costs during 2015. ING Group’s net profit increased to EUR 4,926 million from a net result of EUR 963 million in 2014. ING Group’s 2015 net result included a EUR 367 million net result on divestments related to the merger between ING Vysya Bank and Kotak Mahindra Bank, EUR -415 million net result from discontinued operations of NN Group and Voya, an amount of EUR -63 million from Legacy Insurance (related to a lower valuation of warrants on NN Group and Voya shares compared with the end of 2014 and the intercompany elimination between ING Bank and NN Group) and EUR -58 million of special items after tax (related to Retail Netherlands strategy).

Underlying net result for 2015 was EUR 5,095 million, an increase of 59.7% from EUR 3,191 million. Underlying net result is derived from total net result by excluding the impact of divestments, discontinued operations, legacy insurance and special items.

SEGMENT REPORTING

Underlying result as presented below is a non-IFRS financial measure and is not a measure of financial performance under IFRS-IASB. Because underlying result is not determined in accordance with IFRS-IASB, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS-IASB Consolidated profit or loss account below. The information presented in this section is in line with the information presented to the Executive Board and Management Board Banking.

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 33 of Note 2.1 to the consolidated financial statements.

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

As of 1 January 2016, Czech Republic, previously fully reported within Wholesale Banking is now segmented to both Retail and Wholesale Banking. The presentation of previously reported underlying profit or loss amounts has been adjusted to reflect this change.

As of 1 January 2015, the segment Retail Rest of the World was renamed to Retail Other. In addition to this, the attribution of ‘Underlying result’ to segments changed as follows as of such date:

•	‘Interest benefit on economic capital’ was replaced by ‘Interest benefit on total capital’ resulting in a reallocation between Retail Banking, Wholesale Banking and Corporate Line Banking in the line ‘Net interest income Banking operations’

•	ING Turkey, previously fully reported within Retail Banking, became segmented to both Retail Banking and Wholesale Banking

•	Bank Treasury (excluding isolated legacy costs recorded within Corporate Line) became allocated to both Retail Banking and Wholesale Banking. Previously, Bank Treasury was allocated to Retail and/or Wholesale Banking on a country-by-country basis.

The presentation of previously reported underlying profit and loss figures has been restated to reflect the above changes.

ING Group evaluates the results of its banking segments using a non-IFRS financial performance measure called underlying result. Underlying result is derived from result determined in accordance with IFRS-IASB by excluding the impact of special items, divestments, Legacy Insurance and results from discontinued operations.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments. Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group until deconsolidation of NN Group at the end of May 2015 and the results from Insurance Other. Insurance Other reflects former insurance related activities that are not part of the discontinued operations.

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

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking to the underlying net result for each of the years 2016, 2015 and 2014.

1 January to 31 December 2016 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
- Net commission income	546	385	183	320	1,003	-3	2,433
- Total investment and other income	237	253	51	432	1,266	-44	2,195

Total underlying income	4,436	2,573	1,923	2,859	6,019	59	17,869

Underlying expenditure:
- Underlying operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
- Additions to loan loss provision	171	175	-18	278	368	0	974

Total underlying expenses	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	3,079	-219	7,439
Taxation	422	306	315	178	840	2	2,064
Non-controlling interests	0	1	2	60	11	0	75

Underlying net result	1,282	653	738	620	2,227	-221	5,300
Divestments
Special items	-192	-418		-12	-149	-27	-799

Net result IFRS-IASB	1,090	235	738	608	2,078	-248	4,501

1 January to 31 December 2015 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest income	3,683	1,953	1,634	1,935	3,538	-153	12,590
- Net commission income	515	397	172	278	962	-4	2,320
- Total investment and other income	205	195	104	195	2,231	-127	2,803

Total underlying income	4,403	2,546	1,910	2,408	6,731	-285	17,713

Underlying expenditure:
- Underlying operating expenses	2,475	1,532	842	1,594	2,559	245	9,246
- Additions to loan loss provision	433	169	57	210	478	0	1,347

Total underlying expenses	2,908	1,701	899	1,804	3,036	245	10,593

Underlying result before taxation	1,495	845	1,012	604	3,694	-530	7,120
Taxation	391	255	328	142	962	-125	1,953
Non-controlling interests	0	6	2	48	16	0	72

Underlying net result	1,104	583	681	414	2,717	-404	5,095
Divestments	0	0	0	367	0	0	367
Special items	-58	0	0	0	0	0	-58

Net result IFRS-IASB	1,046	583	681	781	2,717	-404	5,404

1 January to 31 December 2014 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income:
- Net interest income	3,778	1,998	1,500	1,832	3,508	-240	12,376
- Net commission income	464	376	143	331	979	-2	2,290
- Total investment and other income	87	243	-27	197	37	-253	285

Total underlying income	4,330	2,617	1,615	2,359	4,525	-496	14,951

Underlying expenditure:
- Underlying operating expenses	2,678	1,524	773	1,496	2,392	116	8,979
- Additions to loan loss provision	714	142	72	165	500	0	1,594

Total underlying expenses	3,392	1,667	845	1,661	2,893	116	10,573

Underlying result before taxation	938	951	771	698	1,632	-611	4,378
Taxation	243	256	230	140	357	-117	1,108
Non-controlling interests	0	1	1	51	26		79

Underlying net result	694	693	540	508	1,250	-494	3,191
Divestments	0	0	0	202	0	0	202
Special items	-63	0	0	0	0	-957	-1,021

Net result IFRS-IASB	631	693	540	710	1,250	-1,451	2,373

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result from banking operations (including the impact of divestments and special items) fell to EUR 4,501 million from EUR 5,404 million in 2015. Special items contributed EUR -799 million to the net result in 2016 compared with a EUR 309 million positive contribution from divestments and special items in 2015. Special items in 2016 included EUR -787 million after tax related to the planned digital transformation programmes announced on ING’s Investor Day on 3 October 2016 and EUR -13 million after tax related to the earlier announced restructuring programmes in Retail Netherlands. Divestments in 2015 consisted of a EUR 367 million net gain resulting from the merger between ING Vysya Bank and Kotak Mahindra Bank and special items after tax in 2015 were EUR -58 million related to restructuring programmes in Retail Netherlands.

ING’s underlying banking operations posted a strong performance in 2016 resulting in an underlying result before tax (excluding the impact of divestments and special items) of EUR 7,439 million compared with EUR 7,120 million in 2015. This increase in result was negatively impacted by a EUR 750 million decline in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 17.9% to EUR 7,028 million in 2016 from EUR 5,959 million in 2015, driven by higher net interest income reflecting the continuously positive business momentum and lower risk costs. This was achieved despite a EUR 225 million increase in regulatory costs during 2016.

Total underlying income rose 0.9% to EUR 17,869 million in 2016, from EUR 17,713 million in 2015. Net interest income increased 5.2% to EUR 13,241 million, driven by an increase of the net interest margin to 1.52% from 1.46% in 2015 combined with a slightly higher average balance sheet total. The increase of the average balance sheet was limited as strong growth in net core lending and customer deposits was largely offset by declines in among others financial assets at fair value through profit or loss and debt securities in issue. The interest result on customer lending activities increased driven by higher volumes at stable margins. The interest result on customer deposits was flat, as the impact of volume growth was offset by margin pressure on both savings and current accounts due to lower reinvestment yields and despite a further lowering of client savings rates in several countries. The growth of net interest income was furthermore supported by improved net interest income in the Corporate Line, with part of the increase being structural due to a gradual redemption of the isolated legacy funding costs. Net commission income rose 4.9% to EUR 2,433 million from EUR 2,320 million in 2015, particularly in the Challengers & Growth Markets. Total investment and other income fell to EUR 2,195 million from EUR 2,803 million in 2015. This decline was mainly explained by the aforementioned EUR 750 million drop in positive fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios and by a EUR 301 million negative swing in CVA/DVA adjustments in Wholesale Banking and the Corporate

Line (which were EUR -77 million in 2016, compared with EUR 224 million in 2015). Excluding both items, total investment and other income increased by EUR 445 million, mainly due to a EUR 200 million gain on Visa shares and positive hedge ineffectiveness results, whereas 2015 included non-recurring charges related to the mortgage portfolios in Italy and Belgium due to higher-than-expected repayments and renegotiations.

Underlying operating expenses increased 2.3% to EUR 9,456 million, compared with EUR 9,246 million in 2015. In 2016, underlying operating expenses included EUR 845 million of regulatory expenses (including contributions to the new Dutch deposit guarantee scheme and a new bank tax in Poland) compared with EUR 620 million in 2015. Excluding regulatory costs, underlying operating expenses were marginally lower than a year ago. Increases due to IT investments and selective business growth in the Retail Challengers & Growth Markets and Wholesale Banking’s Industry Lending, as well as additional provisioning for Dutch SME clients with interest rate derivatives that were sold in the Netherlands were fully offset by the benefits from the running cost-saving programmes and some incidental items, including a one-off expense adjustment in Belgium and an adjustment in the capitalization and amortization of software.

The net addition to the provision for loan losses declined 27.7% to EUR 974 million from EUR 1,347 million in 2015. Risk costs were 31 basis points of average risk-weighted assets, which is below ING Bank’s through-the-cycle guidance range for risk costs of 40-45 basis points.

Year ended 31 December 2015 compared to year ended 31 December 2014

Net result from banking operations (including the impact of divestments and special items) rose to EUR 5,404 million in 2015 from EUR 2,373 million in 2014. Results on divestments and special items contributed EUR 309 million to the net result in 2015 versus EUR -818 million in 2014. Divestments and special items in 2015 included a EUR 367 million net gain resulting from the merger between ING Vysya Bank and Kotak Mahindra Bank and EUR-58 million of special items after tax related to restructuring programmes in Retail Netherlands that were announced before 2013. Divestments in 2014 related to a EUR 202 million net gain on the deconsolidation of ING Vysya Bank following its reclassification as an investment in an associate under equity accounting at the end of the first quarter of 2014. Special items after tax in 2014 consisted of a EUR 653 million net charge to make the Dutch closed defined benefit pension fund financially independent, EUR 304 million of bank levies related to the nationalisation of SNS in the Netherlands and a EUR 63 million charge related to restructuring programmes in Retail Netherlands.

ING’s underlying banking operations posted a strong performance in 2015 resulting in an underlying result before tax (excluding the impact of divestments and special items) of EUR 7,120 million compared with EUR 4,378 million in 2014. This increase in result was boosted by a EUR 1,507 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 26.1% to EUR 5,959 million in 2015 from EUR 4,724 million in 2014, mainly reflecting higher interest results and lower risk costs. This strong performance was realised despite a sharp increase in regulatory costs of EUR 212 million during 2015.

Total underlying income rose 18.5% to EUR 17,713 million, from 14,951 million in 2014. Net interest income increased 1.7% to EUR 12,590 million driven by a higher average balance sheet, whereas the interest margin declined to 1.46% from 1.51% in 2014. The interest margin on lending and savings products improved slightly, supported by repricing in the loan book and further reduction of client savings rates in several countries. This was more than offset by lower margins on current accounts due to the low interest environment and lower interest results at Financial Markets. Customer lending and deposits volumes increased except for residential mortgages due to the continued transfer of WestlandUtrecht Bank (WUB) assets to NN Group, the run-off in the WUB portfolio and the sale of white-labelled mortgage portfolios in Australia. Net commission income rose 1.3% to EUR 2,320 million from EUR 2,290 million in 2014. Total investment and other income jumped to EUR 2,803 million, from EUR 285 million in 2014. This increase was mainly explained by the aforementioned EUR 1,507 million positive swing in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios, a positive swing in credit and debt valuation adjustments (CVA/DVA) in Wholesale Banking and the Corporate Line (which were EUR 224 million in 2015, compared with EUR -273 million in 2014) and higher other revenues at Financial Markets.

Underlying operating expenses increased 3.0% to EUR 9,246 million, compared with EUR 8,979 million in 2014. In 2015, underlying operating expenses included EUR 620 million of regulatory expenses (including contributions to the new national resolution funds and a one-off charge in Poland related to the bankruptcy of SK Bank) compared with EUR 408 million of regulatory expenses in 2014. The fourth quarter of 2015 also included a number of smaller restructuring provisions in Retail Benelux and Wholesale Banking which in aggregate amounted to EUR 120 million, whereas 2014 included EUR 399 million of redundancy provisions. Excluding both items, underlying operating expenses increased by EUR 334 million, or 4.1%. This increase was partly visible in the Corporate Line, where expenses were EUR 129 million higher year-on-year, mainly due to large releases from DGS-related provisions and high value-added tax refunds in 2014. The remaining increase was mainly caused by investments to support business growth in Retail Challengers & Growth Markets and Wholesale Banking, IT investments in the Netherlands and a provision for potential compensation related to certain floating interest rate loans and interest rate derivatives that were sold in the Netherlands, partly offset by the benefits from the ongoing cost-saving programmes.

The net addition to the provision for loan losses declined 15.5% to EUR 1,347 million, from EUR 1,594 million in 2014. Risk costs were 44 basis points of average risk-weighted assets, which is within the range of the expected loss of 40-45 basis points through the cycle.

The Banking business lines are analyzed using underlying result before tax in a format that is similar to the IFRS-IASB profit and loss account.

RETAIL NETHERLANDS

Amounts in millions of euros	2016	2015	2014
Underlying income:
Net interest income	3,653	3,683	3,778
Net commission income	546	515	464
Investment income and other income	237	205	87

Total underlying income	4,436	4,403	4,330

Underlying expenditure:
Underlying operating expenses	2,560	2,475	2,678
Additions to the provision for loan losses	171	433	714

Total underlying expenses	2,731	2,908	3,392

Underlying result before tax	1,705	1,495	938
Taxation	422	391	243

Underlying net result	1,282	1,104	694

Special items	-192	-58	-63

Net result	1,090	1,046	631

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result of Retail Netherlands rose to EUR 1,090 million from EUR 1,046 million in 2015. Underlying net result increased 16.1% to EUR 1,282 million from EUR 1,104 million in 2015. Special items after tax excluded from underlying net result were equal to EUR -192 million in 2016, of which EUR -180 million related to the planned digital transformation programmes announced on ING’s Investor Day on 3 October 2016 and EUR -13 million to the restructuring programmes in Retail Netherlands announced before 2013. Special items after tax in 2015 were EUR -58 million and were fully related to the earlier announced restructuring programmes in Retail Netherlands.

Underlying result before tax of Retail Netherlands rose to EUR 1,705 million from EUR 1,495 million in 2015, due to lower risk costs while underlying income was resilient due to stable interest margins and higher revenues from Bank Treasury. Underlying income rose 0.7% to EUR 4,436 million. Net interest income slightly declined, mainly caused by a decline in lending volumes and margin pressure on current accounts, partly offset by higher margins on savings and lending. The lower lending volumes were partly caused by the continued transfer of WestlandUtrecht Bank (WUB) mortgages to NN Group and the run-off in the WUB portfolio. Net core lending book (excluding the WUB portfolio, Bank Treasury products and movements in the mortgage hedge) declined by EUR 4.2 billion in 2016. The decline was both in mortgages and other lending; the latter reflecting subdued demand in business lending. Net customer deposits (excluding Bank Treasury) grew by EUR 7.1 billion. Net commission income rose by EUR 31 million, or 6.0%, and investment and other income was up EUR 32 million, in part due to a gain on the sale of Visa shares.

Underlying operating expenses increased 3.4% to EUR 2,560 million from EUR 2,475 million in 2015, mainly due to higher regulatory costs and an additional provision for Dutch SME clients with interest-rate derivatives, whereas in 2015 underlying operating expenses included some smaller restructuring provisions. These factors were partly offset by the benefits from ongoing cost-saving initiatives. From the existing cost-saving programmes announced since 2011, which aim to realise EUR 675 million of annual cost savings by the end of 2017, an amount of EUR 562 million have already been realised. Risk costs declined to EUR 171 million, or 32 basis points of average risk-weighted assets, from EUR 433 million in 2015. The decline was both in business lending and residential mortgages, reflecting the improvements in the Dutch economy and housing market.

Year ended 31 December 2015 compared to year ended 31 December 2014

Net result of Retail Netherlands increased to EUR 1,046 million in 2015 compared with EUR 631 million in 2014. Underlying net result rose to EUR 1,104 million in 2015 compared with EUR 694 million in 2014. Special items after tax excluded from underlying net result were EUR -58 million in 2015 compared with EUR -63 million in 2014. Both were fully related to restructuring programmes in Retail Netherlands that were announced before 2013.

Underlying result before tax of Retail Netherlands rose to EUR 1,495 million from EUR 938 million in 2014, mainly due to lower risk costs and lower expenses. Underlying operating expenses declined by EUR 203 million, predominantly due to EUR 349 million of redundancy provisions taken in 2014. Excluding these provisions, underlying result before tax rose 16.2%. Underlying income increased 1.7% to EUR 4,403 million. Net interest income was supported by higher margins on lending and savings, which largely compensated for a decline in lending volumes. Lower lending volumes were partly caused by the continued transfer of WestlandUtrecht (WUB) mortgages to NN Group and the run-off in the WUB portfolio. The net core lending book (excluding the WUB portfolio, Bank Treasury products and movement in the mortgage hedge) declined by EUR 2.9 billion due to higher repayments on mortgages and muted demand for business lending. The net production in customer deposits (excluding Bank Treasury) was EUR 3.5 billion, reflecting increases in both savings and current accounts. Net commission income was up 11.0% and total investment and other income rose by EUR 118 million, in part due to positive hedge ineffectiveness, while in 2014 investment and other income included a one-off loss on the sale of real estate in own use. Excluding the redundancy provisions in 2014, underlying operating expenses increased 6.3%, mainly due to higher regulatory costs, investments in IT, some smaller restructuring provisions and a provision for potential compensation related to certain floating interest-rate loans and interest-rate derivatives that were sold in the Netherlands. This increase was partly offset by the benefits from the ongoing cost-saving programmes. The cost-saving programmes were on track to realise EUR 675 million of annual cost savings by the end of 2017. Of this amount, EUR 438 million has been realised since 2011. Risk costs declined 39.4% to EUR 433 million from EUR 714 million in 2014, both in residential mortgages and business lending, supported by a recovery in the Dutch economy.

RETAIL BELGIUM

Amounts in millions of euros	2016	2015	2014
Underlying income:
Net interest income	1,936	1,953	1,998
Net commission income	385	397	376
Investment income and other income	253	195	243

Total underlying income	2,573	2,546	2,617

Underlying expenditure:
Underlying operating expenses	1,438	1,532	1,524
Additions to the provision for loan losses	175	169	142

Total underlying expenses	1,613	1,701	1,667

Underlying result before tax	961	845	951
Taxation	306	255	256
Non-controlling interests	1	6	1

Underlying net result	653	583	693

Special items	-418

Net result	235	583	693

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result of Retail Belgium declined to EUR 235 million in 2016 compared with EUR 583 million in 2015. Underlying net result increased 12.0% to EUR 653 million from EUR 583 million in 2015. Special items after tax excluded from underlying net result were equal to EUR -418 million in 2016, and were fully related to the intended digital transformation programmes as announced on ING’s Investor Day on 3 October 2016.

The underlying result before tax of Retail Belgium rose 13.7% to EUR 961 million in 2016, compared with EUR 845 million in 2015, reflecting lower expenses and slightly higher income. Underlying income increased 1.1% to EUR 2,573 million, from EUR 2,546 million in 2015, supported by higher Bank Treasury revenues and a gain on the sale of Visa shares. Net interest income declined 0.9%, mainly due to lower margins on savings and current accounts, as well as on mortgages due to lower prepayment and renegotiation fees, which was largely offset by increased volumes in most products. The net production in the customer lending portfolio (excluding Bank Treasury) was EUR 4.8 billion, of which EUR 1.7 billion in mortgages and EUR 3.2 billion in other lending. The net inflow in customer deposits was EUR 1.4 billion. Net commission income was 3.0% lower. Investment and other income rose by EUR 58 million, driven by the Visa gain. Underlying operating expenses declined by EUR 94 million, or 6.1% to EUR 1,438 million, due to a EUR -95 million one-off expense adjustment in 2016. Risk costs increased by EUR 6 million to EUR 175 million, or 54 basis points of average risk-weighted assets. The increase was mainly in business lending due to a few specific files, while risk costs for mortgages and consumer lending declined.

Year ended 31 December 2015 compared to year ended 31 December 2014

Both net result and underlying net result of Retail Belgium decreased by EUR 110 million, or 15.9%, to EUR 583 million in 2015 from EUR 693 million in 2014. There were no special items or divestments in 2015 and 2014.

The underlying result before tax of Retail Belgium fell 11.1% to EUR 845 million in 2015 compared with EUR 951 million in 2014, mainly due to lower income and higher risk costs. Underlying income declined 2.7% to EUR 2,546 million, from EUR 2,617 million in 2014. Net interest income decreased 2.3% due to lower margins on lending products and current accounts, which was only partly compensated by higher volumes in most products. The net production in the customer lending portfolio (excluding Bank Treasury) was EUR 1.7 billion in 2015, of which EUR 1.1 billion in mortgages and EUR 0.6 billion in other lending. Net customer deposits grew by EUR 3.0 billion. Underlying operating expenses increased 0.5% to EUR 1,532 million, as higher regulatory expenses and some additional restructuring costs were largely offset by a decrease in staff expenses and a value-added tax refund. The cost-savings programme announced by ING Belgium in early 2013, with the aim of realizing EUR 160 million cost savings by the end of 2017, was successfully concluded by the end of 2015. Risk costs increased by EUR 27 million to EUR 169 million, or 59 basis points of average risk-weighted assets. The increase was mainly in business lending and consumer lending, while risk costs for mortgages declined.

RETAIL GERMANY

Amounts in millions of euros	2016	2015	2014
Underlying income:
Net interest income	1,689	1,634	1,500
Net commission income	183	172	143
Investment income and other income	51	104	-27

Total underlying income	1,923	1,910	1,615

Underlying expenditure:
Underlying operating expenses	886	842	773
Additions to the provision for loan losses	-18	57	72

Total underlying expenses	868	899	845

Underlying result before tax	1,055	1,012	771
Taxation	315	328	230
Non-controlling interests	2	2	1

Underlying net result	738	681	540

Net result	738	681	540

Year ended 31 December 2016 compared to year ended 31 December 2015

Both net result and underlying net result of Retail Germany increased by EUR 57 million, or 8.4%, to EUR 738 million in 2016 from EUR 681 million in 2015. There were no special items or divestments in 2016 and 2015.

Retail Germany’s underlying result before tax increased 4.2% to EUR 1,055 million, compared with EUR 1,012 million in 2015. This increase was supported by a net release in risk costs, partly offset higher expenses. Underlying income rose 0.7% to EUR 1,923 million, from EUR 1,910 million in 2015, supported by a gain on the sale of Visa shares. Net interest income increased 3.4% following continued business growth, partly offset by lower margins on most products. Net inflow in customer deposits (excluding Bank Treasury) was EUR 9.0 billion in 2016. The net production in customer lending (excluding Bank Treasury and movement in the mortgage hedge) was EUR 3.8 billion, of which EUR 3.0 billion was in mortgages and EUR 0.8 billion in consumer lending. Net commission income rose 6.4% to EUR 183 million. Investment and other income decreased by EUR 53 million, due to lower gains on the sale of bonds and less positive hedge ineffectiveness results, which was partly compensated by a EUR 44 million gain on the sale of Visa shares. Underlying operating expenses increased 5.2% to EUR 886 million, from EUR 842 million in 2015. The increase was mainly due to a higher headcount in order to support business growth and customer acquisition, as well as investments in strategic projects. This was partly offset by lower regulatory costs. The cost/income ratio was 46.1%, compared with 44.1% in 2015. Risk costs turned to a net release of EUR 18 million from a net addition of EUR 57 million in 2015, reflecting a benign credit environment in the German market and model updates for mortgages.

Year ended 31 December 2015 compared to year ended 31 December 2014

Both net result and underlying net result of Retail Germany increased by EUR 141 million, or 26.1%, to EUR 681 million in 2015 from EUR 540 million in 2014. There were no special items or divestments in 2015 and 2014.

Retail Germany’s underlying result before tax increased 31.3% to EUR 1,012 million compared with EUR 771 million in 2014, driven by strong income growth. Underlying income rose 18.3% to EUR 1,910 million in 2015 from EUR 1,615 million in 2014. This increase mainly reflects higher interest results following continued business growth and improved margins on savings. Margins on lending and current accounts were somewhat lower. Net inflow in customer deposits (excluding Bank Treasury) was EUR 6.4 billion in 2015. The net production in customer lending (excluding Bank Treasury and movement in the mortgage hedge) was EUR 2.5 billion, of which EUR 1.6 billion was in mortgages and EUR 0.9 billion in consumer lending. Investment and other income was EUR 104 million in 2015, compared with a loss of EUR 27 million in 2014, mainly due to higher realised gains on the sale of bonds and a positive swing in hedge ineffectiveness results. Underlying operating expenses increased 8.9% compared with 2014 to EUR 842 million. The increase mainly reflects higher regulatory costs, an increase in headcount at both ING-DiBa and Interhyp, as well as investments to support business growth and attract primary banking clients. The cost/income ratio improved to 44.1% from 47.8% in 2014. The net addition to loan loss provisions declined to EUR 57 million, or 23 basis points of average risk-weighted assets, from EUR 72 million, or 29 basis points, in 2014, reflecting the better performance in the German mortgage book.

RETAIL OTHER

Amounts in millions of euros	2016	2015	2014
Underlying income:
Net interest income	2,107	1,935	1,832
Net commission income	320	278	331
Investment income and other income	432	195	197

Total underlying income	2,859	2,408	2,359

Underlying expenditure:
Underlying operating expenses	1,723	1,594	1,496
Additions to the provision for loan losses	278	210	165

Total underlying expenses	2,001	1,804	1,661

Underlying result before tax	858	604	698
Taxation	178	142	140
Non-controlling interests	60	48	51

Underlying net result	620	414	508

Divestments		367	202
Special items	-12

Net result	608	781	710

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result of Retail Other decreased to EUR 608 million in 2016 compared with EUR 781 million in 2015, when the net result included a EUR 367 million gain from divestments, reflecting the result from the merger between ING Vysya Bank and Kotak Mahindra Bank. In 2016, special items after tax were EUR -12 million, fully related to the digital transformation programmes as announced on ING’s Investor Day on 3 October 2016. Underlying net result which excludes divestments and special items, rose to EUR 620 million in 2016 compared with EUR 414 million in 2015.

Retail Other’s underlying result before tax rose to EUR 858 million, from EUR 604 million in 2015. The increase was largely attributable to a EUR 109 million gain on the sale of Visa shares in 2016, while 2015 included a EUR 97 million of non-recurring charges in Italy related to increased prepayments and renegotiations of fixed-term mortgages. Total underlying income increased by EUR 451 million, or 18.7%, to EUR 2,859 million. Excluding the gain on Visa shares in 2016 and the one-off charge in Italy in 2015, underlying income grew by 9.8%. This increase was mainly attributable to revenue growth in most businesses and was furthermore supported by a EUR 32 million one-time gain from the reduction of ING’s stake in Kotak Mahindra Bank. Net interest income rose 8.9% due to volume growth in most countries and higher margins on lending, partly offset by lower margins on current accounts. Net production (excluding currency effects and Bank Treasury) in both customer lending and customer deposits was EUR 7.8 billion in 2016. Net commission income rose 15.1% due to continued client and volume growth in most countries. Underlying operating expenses increased by EUR 129 million, or 8.1%, to EUR 1,723 million. This increase was mainly due to increased regulatory costs as well as higher IT and professional-services expenses related to strategic projects. The cost/income ratio improved to 60.3% from 66.2% in 2015. The addition to the provision for loan losses was EUR 278 million, or 57 basis points of average risk-weighted assets in 2016, up from EUR 210 million, or 45 basis points of average risk-weighted assets in 2015. The increase was mainly attributable to higher risk costs in Turkey.

Year ended 31 December 2015 compared to year ended 31 December 2014

Net result of Retail Other increased to EUR 781 million in 2015 compared with EUR 710 million in 2014. In 2015, the impact of divestments was EUR 367 million, reflecting the result from the merger between ING Vysya Bank and Kotak Mahindra Bank. In 2014, the impact of divestments was EUR 202 million and related to the change in accounting of ING Vysya Bank. Underlying net result (excluding divestments) declined to EUR 414 million in 2015 compared with EUR 508 million in 2014.

Retail Other’s underlying result before tax decreased to EUR 604 million, from EUR 698 million in 2014. The decline was primarily attributable to lower income in Italy due to EUR 97 million of non-recurring charges related to increased prepayments and renegotiations of fixed-term mortgages and a EUR 31 million one-off charge in regulatory expenses related to the bankruptcy of SK Bank in Poland. Excluding both items result before tax increased 4.9%. Total underlying income rose by EUR 49 million, or 2.1%, to EUR 2,408 million. This increase was attributable to higher interest results stemming from higher volumes in most countries, partly offset by the aforementioned non-recurring charges in Italy. The net inflow of customer deposits, adjusted for currency effects and Bank Treasury, was EUR 8.0 billion, with growth mainly in Spain, Poland, Turkey and Romania. Net customer lending (also adjusted for the sale of mortgage portfolios in Australia) rose by EUR 7.8 billion, mainly due to growth in Australia, Poland and Spain. Underlying operating expenses increased by EUR 98 million, or 6.6%, versus 2014, largely as a result of higher regulatory costs (including the one-off charge in Poland), investments to support business growth in most of the business units and inflation adjustments in the Growth Markets. The addition to the provision for loan losses was EUR 210 million, or 45 basis points of average risk weighted assets in 2015, up from EUR 165 million, or 40 basis points, in 2014. The increase was mainly visible in Turkey and Poland.

WHOLESALE BANKING

Amounts in millions of euros	2016	2015	2014
Underlying income:
Net interest income	3,750	3,538	3,508
Net commission income	1,003	962	979
Investment income and other income	1,266	2,231	37

Total underlying income	6,019	6,731	4,525

Underlying expenditure:
Underlying operating expenses	2,572	2,559	2,392
Additions to the provision for loan losses	368	478	500

Total underlying expenses	2,940	3,036	2,893

Underlying result before tax	3,079	3,694	1,632
Taxation	840	962	357
Non-controlling interests	11	16	26

Underlying net result	2,227	2,717	1,250

Special items	-149

Net result	2,078	2,717	1,250

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result of Wholesale Banking declined to EUR 2,078 million in 2016 compared with EUR 2,717 million in 2015. Underlying net result decreased to EUR 2,227 million from EUR 2,717 million in 2015. Special items after tax excluded from underlying net result were equal to EUR -149 million in 2016 and were fully related to the intended digital transformation programmes as announced on ING’s Investor Day on 3 October 2016.

Wholesale Banking’s underlying result before tax decreased to EUR 3,079 million in 2016, from EUR 3,694 million in 2015. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic were EUR 411 million in 2016, down from EUR 1,161 million in 2015. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR -71 million in 2016 compared with EUR 181 million in 2015. Excluding the aforementioned fair value changes on derivatives related to asset-liability-management activities, underlying result before tax rose 5.3% from 2015. Also excluding CVA/DVA impacts, the increase in pre-tax result was 16.4%, reflecting excellent performance in Industry Lending, steady volume growth across industries and products, and a lower level of risk costs.

Industry Lending posted an underlying result before tax of EUR 1,736 million, up 14.4% compared with 2015, driven by continued business growth in Structured Finance and Real Estate Finance at attractive margins. The underlying result before tax from General Lending & Transaction Services rose by 31.3% to EUR 613 million, due to lower expenses and risk costs. Income growth was limited as volume growth was largely offset by some pressure on margins. Financial Markets underlying result before tax fell to EUR 134 million from EUR 462 million in 2015, largely due to the aforementioned negative swing in CVA/DVA impacts. The underlying result before tax of Bank Treasury & Other fell to EUR 596 million from EUR 1,248 million in 2015, mainly reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities. Excluding the fair value changes, the underlying pre-tax result of Bank Treasury & Other was EUR 185 million, up from EUR 87 million in 2015, which was negatively impacted by a EUR 92 million impairment on an equity stake. Also excluding this impairment, the pre-tax result increased by EUR 6 million as higher Bank Treasury results were offset by lower results in the run-off businesses, mainly due to lower sales results in the Real Estate Development portfolio.

Underlying income declined 10.6% on 2015, due to the aforementioned fair value changes on derivatives related to asset-liability-management-activities. Excluding this item, underlying income increased 0.7% to EUR 5,608 million compared with 2015. Also excluding CVA/DVA impacts, income rose 5.4% driven by strong volume growth in lending and higher income in Bank Treasury. Net production of customer lending (excluding Bank Treasury and currency impacts) was EUR 21.8 billion in 2016. Wholesale Banking’s net core lending book (also excluding Lease run-off) grew by EUR 22.6 billion, due to strong growth in Structured Finance and General Lending & Transaction Services. The net inflow in customer deposits (excluding Bank Treasury and currency impacts) was EUR 3.1 billion. Net interest income rose 6.0% on 2015, whereas net commission income increased by 4.3%. Underlying operating expenses increased 0.5% to EUR 2,572 million, mainly due to higher regulatory costs and an increase in FTEs to support business growth. This increase was largely offset by benefits from cost saving initiatives and lower IT change costs. The previously announced restructuring programmes are on track to realise EUR 340 million of annual cost savings by the end of 2017. At the end of 2016, EUR 305 million of annual cost savings had already been realised. Risk costs declined to EUR 368 million, or 24 basis points of average risk-weighted assets, from EUR 478 million, or 33 basis points of average risk-weighted assets, in 2015. Lower risk costs were mainly visible in General Lending and to a lesser extent Industry Lending, in part due to larger releases on Ukraine clients.

Year ended 31 December 2015 compared to year ended 31 December 2014

Both net result and underlying net result of Wholesale Banking more than doubled to EUR 2,717 million in 2015 compared with EUR 1,250 million in 2014. There were no special items or divestments in 2015 and 2014.

Wholesale Banking posted a good set of results due to continued strong Industry Lending performance, good volume growth and improved Financial Markets results. Underlying result before tax rose to EUR 3,694 million in 2015, from EUR 1,632 million in 2014. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic were EUR 1,161 million in 2015 compared to EUR -346 million in 2014. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-18, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA) in Wholesale Banking, fully recorded in Financial Markets, were EUR 181 million positive in 2015 versus EUR 216 million of negative adjustments in 2014. Excluding the aforementioned fair value changes on derivatives related to asset-liability-management activities, underlying result before tax rose 28.1% from 2014. Also excluding CVA/DVA impacts, the increase was 7.2%.

Industry Lending posted an underlying result before tax of EUR 1,517 million, up 16.9% compared with 2014. This increase was mainly caused by higher income in Structured Finance and Real Estate Finance due to strong volume growth. Underlying result before tax from General Lending & Transaction Services declined 8.3% to EUR 467 million, due to higher expenses and risk costs, while income growth was limited due to some pressure on margins. Financial Markets recorded an underlying result before tax of EUR 462 million, up from EUR 130 million in 2014, mainly reflecting the aforementioned positive swing in CVA/DVA impacts. The underlying result of Bank Treasury & Other turned to a profit of EUR 1,248 million compared with a loss of EUR 305 million in 2014, mainly reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities. Furthermore, the result was supported by higher Bank Treasury income, while the results in the run-off businesses increased due to improved sales results in Real Estate Development and lower risk costs in Leasing, partly offset by a EUR 92 million impairment on an equity stake.

Underlying income rose 48.8% on 2014, primarily driven by the aforementioned fair value changes on derivatives related to asset-liability-management-activities. Excluding this item, income rose 14.4% on 2014, mainly in Financial Markets and Industry Lending. Net production of customer lending (excluding Bank Treasury and currency impacts) was EUR 11.6 billion in 2015. Wholesale Banking grew the net core lending book, also adjusted for the Lease run-off, by EUR 13.0 billion in 2015, due to strong growth in Structured Finance and – to a lesser extent – Real Estate Finance and Transaction Services. Customer deposits (excluding currency impacts and Bank Treasury) remained flat compared with a year ago. Underlying operating expenses increased 7.0% to EUR 2,559 million, mainly due to higher FTEs to support business growth, increased regulatory expenses and positive currency impacts. The previously announced restructuring programmes are on track to realise EUR 340 million of annual cost savings by 2017; of this amount EUR 260 million of cost savings had been realized so far. Risk costs declined to EUR 478 million, or 33 basis points of average risk-weighted assets (RWA), from EUR 500 million, or 37 basis points, in 2014. Lower risk costs were mainly visible in Real Estate Finance and the lease run-off business, while risk costs in Structured Finance and General Lending were up in absolute terms, but declined as a percentage of average RWA.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2016, 2015 and 2014, reference is made to page F-4 for the complete Consolidated statement of financial position 2016 of ING Group.

Amounts in billions of euros	2016	2015	2014
Cash and balances with central banks	18.1	21.5	12.2
Loans and advances to banks	28.9	30.0	37.1
Financial assets at fair value through profit or loss	122.1	138.0	144.1
Investments	91.7	94.8	97.6
Loans and advances to customers	560.2	533.4	512.4
Other assets	21.3	18.9	20.1
Assets held for sale		2.2	165.4

Total assets before change in accounting policy	842.2	838.8	988.9

Impact change in accounting policy on Loans and advances to customers 1)		163.5	185.8

Total assets	842.2	1,002.3	1,174.7

Deposits from banks	32.0	33.8	30.0
Customer deposits	522.9	500.7	483.9
Financial liabilities at fair value through profit or loss	99.0	105.7	116.7
Other liabilities	20.1	15.2	16.1
Debt securities in issue/subordinated loans 2)	120.4	137.7	144.5
Liabilities held for sale			142.1

Total liabilities before change in accounting policy	794.4	793.2	933.3

Impact change in accounting policy on Customer deposits 1)		163.5	185.8

Total liabilities	794.4	956.7	1,119.1

Shareholders’ equity	47.3	45.0	47.6
Non-controlling interests	0.6	0.6	8.0

Total equity	47.9	45.6	55.6

Total liabilities and equity	842.2	1,002.3	1,174.7

Shareholders’ equity per Ordinary Share (in EUR)	12.19	11.62	12.36

1.	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts are adjusted in the Consolidated.statement of financial position on page F-4 In this table, however, the year-end 2015 and 2014 cash pool balances in Loans and advances to customers and Customer deposits are still presented on a net basis in order to provide consistent information to its users.
2.	Subordinated loans includes other borrowed funds. Historical figures have been adjusted, as explained in Note 1 of Note 2.1 to the consolidated financial statements.

Customer deposits consists predominantly of savings accounts, credit balances on customer accounts and corporate deposits.The comparison of the balance sheets is impacted by the deconsolidation of NN Group in 2015, subsequently fully divested in 2016. The available-for-sale investment in Voya was sold in 2015.

Year ended 31 December 2016 compared to year ended 31 December 2015

ING Group’s total assets decreased to EUR 842 billion at year-end 2016 compared to EUR 1,002 billion at year-end 2015. Excluding the impact of the accounting policy change for cash pooling arrangements, total assets increased by EUR 3 billion, or 0.4%, to EUR 842 billion at year-end 2016, compared to EUR 839 billion at year-end 2015. Excluding EUR 1 billion of negative currency impacts, the increase was EUR 5 billion.

Loans and advances to customers increased by EUR 27 billion, which was due to the growth of the net core customer lending base by EUR 35 billion, partly offset by a reduction in non-core customer lending (among others in the WUB and Lease run-off portfolios). This increase was largely offset by lower financial assets at fair value through profit or loss (decreased trading securities and repo activity), lower cash and balances with central banks and lower investments (including a reduction of ING’s stake in Kotak Mahindra Bank). Assets held for sale declined to nil, as ING’s remaining stake in NN Group was sold in the first half of 2016.

Customer deposits increased by EUR 22 billion, of which almost EUR 29 billion was driven by net growth at ING Bank, excluding currency impacts and Bank Treasury. Other liabilities increased by EUR 5 billion, which includes the redundancy provision recorded in the fourth quarter. These increases were largely offset by decreases of debt securities in issue (mainly lower long-term debt), financial liabilities at fair value through profit or loss (mirroring the asset side) and deposits from banks.

Shareholders’ equity increased by EUR 2.3 billion, from EUR 45.0 billion at year-end 2015 to EUR 47.3 billion at year-end 2016. The increase was mainly due to the net result for the year 2016, partly offset by dividend payments.

Year ended 31 December 2015 compared to year ended 31 December 2014

ING Group’s total assets decreased to EUR 1,002 billion at year-end 2015 from EUR 1,175 billion at year-end 2014. Excluding the impact of the accounting policy change for cash pooling arrangements (mentioned above), total assets decreased by EUR 150 billion, or 15.2%, to EUR 839 billion at year-end 2015 compared to EUR 989 billion at year-end 2014. Total assets excluding assets held for sale (mainly NN Group), increased by EUR 13 billion, including EUR 11 billion of positive currency impacts. Excluding currency impacts, ING Group grew its core customer lending base by EUR 22 billion, and cash and balances at central banks were up by EUR 9 billion. These increases were largely offset by reductions in amounts due from banks, investments and financial assets at fair value through P&L (due to lower valuation of trading derivatives) and by a reduction in non-core customer lending (amongst others in the WUB and Lease run-off portfolios).

ING Group continued to improve its funding profile, as customer deposits increased by EUR 17 billion, with an EUR 11 billion increase in savings and EUR 12 billion increase in credit balances on customer accounts, partly offset by a decrease in deposits from asset managers and corporate treasurers, all excluding currency impacts. Debt securities in issue mainly decreased due to a reduction in short-term CD/CPs.

Shareholders’ equity decreased by EUR 2.6 billion, from EUR 47.6 billion at year-end 2014 to EUR 45.0 billion at year-end 2015. The decrease was mainly due to the impact of the divestment of NN Group, partly offset by the net result for the year 2015.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2016 was EUR 10,528 million, at 31 December 2015 EUR 12,376 million and at 31 December 2014 EUR 13,493 million. The EUR 10,528 million of debt and capital securities outstanding at 31 December 2015 consisted of subordinated loans of EUR 8,626 million and debenture loans of EUR 1,902 million, both specified below:

Subordinated loans

Amounts in millions of euros Interest rate	Year of issue	Due date	Balance sheet value
6.875%	2016	Perpetual	948
6.500%	2015	Perpetual	1,177
6.000%	2015	Perpetual	943
9.000%	2008	Perpetual	10
6.375%	2007	Perpetual	975
6.125%	2005	Perpetual	662
Variable	2004	Perpetual	551
6.200%	2003	Perpetual	470
Variable	2003	Perpetual	427
7.200%	2002	Perpetual	1,041
Variable	2000	31 December 2030	1,422

			8,626

Debenture loans

Amounts in millions of euros Interest rate	Year of issue	Due date	Balance sheet value
4.699%	2007	1 June 2035	153
4.750%	2007	31 May 2017	1,749

			1,902

At 31 December 2015 and 2014, ING Groep N.V. also owed EUR 125 million and EUR 150 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. At 31 December 2016 ING Bank N.V. owed ING Group N.V. EUR 30 million, as a result of normal intercompany transactions.

On the maturity profile of borrowings and a further description of the borrowings reference is made to Notes 17 ‘Debt securities in issue’ and 18 ‘Subordinated Loans’ in Note 2.1 to the consolidated financial statements. The use of financial instruments for hedging purposes is described in Note 38 ‘Derivatives and hedge accounting’ in Note 2.1 to the consolidated financial statements, reference is made to that note.

At 31 December 2016, 2015 and 2014, ING Groep N.V. had EUR 0 million, EUR 49 million and EUR 116 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 1,354 million, EUR 2,282 million and EUR 1,541 million in 2016, 2015 and 2014, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank, EUR 1,345 million in 2016, EUR 2,200 million in 2015 and EUR

1,225 million in 2014, from ING Support Holding, EUR 9 million in 2016 and from NN Group EUR 82 million in 2015 and EUR 315 million in 2014, respectively. On the other hand, ING Groep N.V. injected EUR 0 million, EUR 57 million and EUR 850 million into its direct subsidiaries during the reporting year 2016, 2015 and 2014, respectively. All of these amounts were injected into NN Group. ING Groep N.V. and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries. For further information, please refer to Item 3. Key Information – Risk Factors” and “Item 4. Information on the Company – Regulation and Supervision.”

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended 31 December 2016 compared to year ended 31 December 2015

Net cash flow from operating activities amounted to EUR 8,553 million for the year ended 31 December 2016, compared to EUR 10,577 million at year-end 2015. The decrease in cash flow from operating activities of EUR 2,023 million is due to an increased cash outflow re loans and advances partly due to increased corporate lending offset by an increased cash inflow from amounts due to and from banks.

Net cash flow from operating activities largely resulted from the cash outflow from loans to and deposits from banks and the large cash inflow from trading assets. In 2016 there was a small cash outflow from loans and deposits to and from banks compared to a strong cash inflow in 2015 mainly related to less (reverse) repurchase transaction. In 2016 the cash inflow from trading assets is related to a combination of fewer equity securities required to hedge equity swaps, fewer trading government bonds and a decrease in reverse repurchase activities.

Net cash flow from investing activities was EUR 6,134 million, from EUR 4,196 million in 2015. Investments in available-for-sale securities was EUR 27,004 million and EUR 47,858 million in 2016 and 2015, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 35,539 million and EUR 52,675 million in 2016 and 2015, respectively.

Net cash flow from financing activities was EUR -19,057 million in 2016, compared to EUR -11,165 million in 2015. The decrease of EUR 7,892 million in net cash flow is mainly due to the proceeds from debt securities and dividends paid compensated by an inflow from repayments on subordinated loans.

The operating, investing and financing activities described above resulted in a net cash and cash equivalents of EUR 16,164 million at year end 2016, compared to EUR 20,379 million at year-end 2015, a decrease of EUR 4,218 million.

Specification of cash position:

Amounts in millions of euros	2016	2015
Treasury bills and other eligible bills	512	363
Amounts due from/to banks	-2,492	-1,442
Cash and balances with central banks	18,144	21,458
Cash and cash equivalents classified as Assets held for sale		0

Cash and cash equivalents at end of year	16,164	20,379

Year ended 31 December 2015 compared to year ended 31 December 2014

Net cash flow from operating activities amounted to EUR 10,577 million for the year ended 31 December 2015, compared to EUR 12,019 million at year-end 2014. The decrease in cash flow from operating activities of EUR 1,442 million is due to an increased cash outflow re loans and advances partly due to increased corporate lending offset by an increased cash inflow from amounts due to and from banks.

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

The operating, investing and financing activities described above resulted in a net cash and cash equivalents of EUR 20,379 million at year-end 2015, compared to EUR 17,113 million at year-end 2014, an increase of EUR 3,266 million.

Specification of cash position:

Amounts in millions of euros	2015	2014
Treasury bills and other eligible bills	363	677
Amounts due from/to banks	-1,442	-2,036
Cash and balances with central banks	21,458	12,233
Cash and cash equivalents classified as Assets held for sale	0	6,239

Cash and cash equivalents at end of year	20,379	17,113

ING Bank Cash Flows

The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses (see “Item 11. Quantitative and Qualitative Disclosure of Market Risk”).

Year ended 31 December 2016 compared to year ended 31 December 2015

Net cash flow from ING Bank’s operating activities decreased by EUR 5,995 million to EUR 8,966 million for the year ended 31 December 2015, from EUR 14,961 million for the year ended 31 December 2015.

Net cash flow from operating activities was largely affected by the cash outflow from loans to and deposits from banks, the cash outflow loans and advances, the cash inflow from customer deposits and the large cash inflow from trading assets. In 2016 there was a small cash outflow from loans and deposits to and from banks, compared to a strong cash inflow in 2015 mainly related to less (reverse) repurchase transaction. The cash inflow from loans and advances was caused by increased corporate lending and was partly compensated by the cash inflow from customer deposits due to increased savings and increased current accounts from corporates. In addition, in 2016 the cash inflow from trading assets is related to a mixture of less equity securities required to hedge equity swaps, less trading government bonds and a decrease in reverse repurchase activities.

Net cash flow from investing activities was EUR 3,742 million, compared to EUR -6,061 million in 2015. Investments in available-for-sale securities was EUR 27,003 million and EUR 43,092 million in 2016 and 2015, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 31,165 million and EUR 48,232 million in 2016 and 2015, respectively.

Net cash flow from financing activities in 2016 amounted to EUR -17,054 million compared to EUR -11,189 million in 2015. In 2016 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans and debt securities. In addition, dividend payment in 2016 amounted to EUR 1,354 million compared to a dividend payment of EUR 2,200 million in 2015.

The operating, investing and financing activities described above resulted in net cash and cash equivalents of EUR 16,163 million at year-end 2016 compared to EUR 20,354 million at year end 2015, a decrease of EUR 4,191 million and a negative cash flow of EUR -4,346 million in 2016 compared to a positive net cash flow of EUR 9,833 million in 2015.

Specification of cash position:

Amounts in millions of euros	2016	2015
Cash	18,144	21,458
Short dated government paper	512	362
Banks on demand	-2,493	-1,467

Cash balance and cash equivalents	16,163	20,354

Year ended 31 December 2015 compared to year ended 31 December 2014

Net cash flow from ING Bank’s operating activities decreased by EUR 1,652 million to EUR 14,961 million for the year ended 31 December 2014, from EUR 16,613 million for the year ended 31 December 2014.

Net cash flow from operating activities was largely affected by the cash outflow from loans and advances caused by increased corporate lending, the cash inflow from customer funds and other funds entrusted caused by increased savings and increased current accounts from corporates. In addition in 2015 there was a strong cash inflow from amounts due and from banks mainly related to less (reverse) repurchase transaction.

Net cash inflow from investing activities was EUR 6,061 million, compared to EUR -10,840 million in 2014. Investments in available-for-sale securities was EUR 43,092 million and EUR 73,348 million in 2015 and 2014, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 48,232 million and EUR 60,098 million in 2015 and 2014, respectively.

Net cash flow from financing activities in 2015 amounted to EUR -11,189 million compared to EUR -8,425 million in 2014. In 2015 repayments on subordinated loans and issued debt securities exceeded proceeds from new issuance of subordinated loans, borrowed funds and debt securities. In addition, dividend payment in 2015 amounted to EUR 2,200 million compared to a dividend payment of EUR 1,225 million in 2014.

The operating, investing and financing activities described above resulted in net cash and cash equivalents of EUR 20,354 million at year-end 2015 compared to EUR 10,863 million at year-end 2014, an increase of EUR 9,501 million.

Specification of cash position:

Amounts in millions of euros	2015	2014
Cash	21,458	12,222
Short dated government paper	362	677
Banks on demand	-1,467	-2,036

Cash balance and cash equivalents	20,354	10,863

Capital Adequacy ING Group

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

ING applies the following main capital definitions:

•	Common equity Tier 1 capital, Tier 1 capital and Total capital – Tier 1 capital is defined as shareholders’ equity plus Additional Tier 1 (hybrid) capital less regulatory adjustments. Common equity Tier 1, Tier 1 and Total capital divided by risk-weighted assets equal the Common equity Tier 1, Tier 1 and Total capital ratios respectively. Common equity Tier 1 capital is equal to Tier 1 capital excluding Additional Tier 1 (hybrid) capital;

•	Common equity Tier 1 Risk Appetite – the solvency risk appetite statement is not only compared to the actual reported level, but also includes the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon) as described in the Risk Management section;

•	Overall Capital Requirement (OCR). The OCR means that ING’s own funds exceeds the sum of the total SREP capital requirement (wherein per risk type the maximum is taken of Regulatory and Economic Capital requirements), capital buffer requirements and macro-prudential requirements.

Developments

2016 was an important year for ING Group, as it further strengthened its capitalisation. The further regulatory capital strengthening reflects strong profitability as well as the sale of the remaining stake in NN Group. Although the regulatory environment remains uncertain, our strong capital position ensures we can continue to support our customers to realise their financial future.

In January 2016, ING successfully sold 33 million ordinary shares of NN Group and exchanged the final tranche of EUR 337.5 million mandatory exchangeable subordinated notes in February 2016, which were issued in 2014 as part of the anchor investor investment in NN Group. These transactions reduced ING’s remaining stake in NN Group from 25.8% to 14.1%. In April 2016, ING sold its remaining 14.1% stake in NN Group. The divestment of NN Group is the final step of ING´s programme to divest all of its insurance and investment management businesses as part of the restructuring agreement with the European Commission. As a result of the sale of NN Group shares, Tier-1 instruments lent to NN Group do not need to be deducted from available Tier-1 capital. This had a positive impact on available Tier-1 capital of EUR 0.8 billion.

All net capital flows in 2016 related to the sale of insurance related activities are disclosed in Note 51 ‘Other events’ of Note 2.1 to the consolidated financial statements.

In March 2016 a GBP 66 million grandfathered additional Tier 1 security, which was fully on-lent to ING Bank, was redeemed by ING Group on its first call date. In April 2016, ING Bank NV issued EUR 1 billion CRD IV-eligible Tier-2 instruments. The transaction had an issuer substitution option which gives ING the right to exchange these for subordinated Tier-2 notes issued by ING Groep NV.

In September 2016, ING Group redeemed USD 800 million 7.05% grandfathered Perpetual Debt Securities which were on-lent to ING Bank NV were redeemed.

In November 2016, ING issued USD 1,000 million contingent convertible Securities which qualify as Additional Tier-1 capital under CRD IV/CRR to strengthen ING’s capital base. The perpetual bond, that can be called by ING Group five years after issuance, has a coupon of 6.875%.

The transitional (phased-in) common equity Tier 1 requirement that ING Group had to meet on a consolidated basis in 2016 was set at 10.25%. This requirement is the sum of (i) 9.5% being the ECB’s decision on the 2015 Supervisory Review and Evaluation Process (SREP), including the capital conservation buffer, and (ii) 0.75% for the Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank. The fully-loaded SRB requirement is currently set at 3% for ING Group and phases in over four years, with a final implementation date of 1 January 2019. The impact from countercyclical buffer requirements was insignificant at the start of 2016.

At year-end 2016, ING Group received the ECBs decision on the 2016 SREP. The common equity Tier 1 requirement for ING Group was set at 9.0% in 2017. This requirement consists of a 4.5% Pillar 1 requirement, a 1.75% Pillar 2 requirement, a 1.25% Capital Conservation Buffer (CCB) and the 1.50% Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank (De Nederlandsche Bank). This excludes Pillar 2 guidance, which is not disclosed. The CCB and the SRB are scheduled to phase-in over the coming years to 2.5% and 3.0% respectively by 1 January 2019. Consequently, the fully-loaded Maximum Distributable Amount (MDA) trigger level is expected to rise from 9.0% in 2017 to 11.75% in 2019 and assumes a stable Pillar 2 requirement. In the event that ING Group breaches the MDA level it may face restrictions to pay dividends, coupons on AT1 instruments and bonuses. We believe that the impact from the Countercyclical Buffer (CCyB) is negligible at this stage.

As the end-state rules will be fully effective as of 2019, this capital position is currently considered an alternative performance measurement. Management uses and discloses this metric alongside the phased-in capital metric as it must manage the capital position towards this level. With a 14.2% Group common equity Tier 1 ratio as at 31 December 2016, ING is already in compliance with the current fully-loaded requirement of 11.75%. ING Group’s fully-loaded Tier 1 ratio (including grandfathered securities) was 16.6% at the end of 2016, while the total capital ratio (including grandfathered securities) increased to 19.7%.

To support orderly resolution, the BRRD requires banks to meet minimum requirements for own funds and eligible liabilities (MREL). In addition, ING as a Global Systemically Important Bank (G-SIB) needs to comply with the total loss absorption capacity (TLAC) proposal published by the Financial Stability Board (FSB) in November 2015.

Since 2012, ING has worked diligently with the different resolution authorities to determine a resolution strategy and to identify potential impediments to resolution. Following an intensive discussion throughout 2016, with the Single Resolution Board (SRB) and the national resolution authority, De Nederlandsche Bank (DNB), we concluded that ING Group should be our designated resolution entity. At the end of January 2017, the Single Resolution Board (SRB) has informed us that it supports the designation of ING Group as the point of entry. Henceforth, ING Group will be the issuing entity for all TLAC/ MREL eligible debt consisting of Additional Tier 1, Tier 2 and senior unsecured debt.

G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, they will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets (TLAC RWA Minimum) as from 1 January 2019 and at least 18% as from 1 January 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum) as from 1 January 2019, and at least 6.75% as from 1 January 2022. Buffer requirements will come on top of the RWA requirement but not on top of the leverage requirement. In addition, the Single Resolution Board has assumed full power as per 1 January 2016. The work plan for the SRB in 2016 focussed on determining the preferred resolution strategy, the resolution entity and the required amount of Minimum Required Eligble Liabilities (MREL).

ING Bank continues to maintain a strong and high quality capital level, with a fully-loaded Common Equity Tier-1 ratio and a phased-in Common Equity Tier-1 ratio of 12.6%, thereby complying with CRR/CRD IV solvency requirements. Dividend from ING Bank to ING Group of EUR 1.3 billion was paid in November 2016. The fourth quarter 2016 profit of EUR 0.6 bln is not included in the regulatory capital per December 2016 as this was upstreamed as dividend to ING Group in February 2017.The sale of 2.5% of Kotak Mahindra Bank shares, which was settled in October 2016, had no material impact on ING’s capital ratios. The fully loaded and phased in Tier-1 ratios respectively increased from 13.9% to 14.7% and 13.4% to 14.4%, primarily reflecting developments in ING Bank’s common equity Tier 1 ratio. This was partly offset by the redemption of the USD 800 million 7.05% grandfathered Perpetual Debt Securities in September. In April 2016, ING Bank had issued EUR 1 billion of Tier 2 bonds with an issuer substitution option through exchange. Now that clarity has been provided on the preferred resolution strategy, ING intends to use the option to replace these ING Bank Tier 2 notes with ING Group Tier 2 notes at similar terms through exchange. The noteholders have agreed upfront to the terms and conditions to exchange their ING Bank Tier 2 notes for ING Group Tier 2. ING Bank’s fully-loaded Tier 1 ratio (including grandfathered securities) was 14.7% at the end of 2016, while the total capital ratio (including grandfathered securities) increased to 17.8%.

Dividend

ING Group’s dividend policy aims to pay a progressive dividend over time which will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cash dividend of EUR 2,560 million, or EUR 0.66 per ordinary share, over the financial year 2016. This is subject to the approval of shareholders at the Annual General Meeting in May 2017. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2016, the final dividend will amount to EUR 0.42 per ordinary share and will be paid fully in cash. The total amount of EUR 1,629 million is fully covered by the remaining balance of ‘interim profits not included in CET1 capital’ at year-end 2016.

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

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased-in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2016 rules. This makes clear which items phase in directly and which phase in gradually in 2015. ING reports these metrics for ING Group and ING Bank. During 2016, ING Group and ING Bank were adequately capitalised.

ING Group capital position

	(fully-loaded)		(phased-in)
Amounts in millions of euros	2016	2015	2016	2015
Shareholders’ equity	47,257	44,972	47,257	44,972
Differences IFRS-IASB and IFRS-EU	2,536	2,860	2,536	2,860
- Deductions of significant investments in financial institutions	0	-1,389	0	-558
- Interim profit not included in CET1 capital [1]	-1,629	-1,586	-1,629	-1,586
- Other adjustments	-3,596	-4,069	-3,698	-4,134
Regulatory adjustments	-5,225	-7,044	-5,327	-6,278

Available common equity Tier 1 capital	44,568	40,788	44,466	41,554

Additional Tier 1 securities [2]	7,706	6,574	7,706	6,574
Regulatory adjustments additional Tier 1			-809	-1,716

Available Tier 1 capital	52,274	47,362	51,364	46,412

Supplementary capital Tier 2 bonds [3]	9,488	8,570	9,488	8,570
Regulatory adjustments Tier 2	109	102	-86	-657

Available Total capital	61,871	56,034	60,765	54,325

Risk weighted assets [4]	314,325	321,151	314,325	321,135
Common equity Tier 1 ratio	14.18%	12.70%	14.15%	12.94%
Tier 1 ratio	16.63%	14.75%	16.34%	14.45%
Total capital ratio	19.68%	17.45%	19.33%	16.92%

1.	The interim profit not included in CET1 is the proposed final dividend of EUR 1,629 million, subject to approval of the shareholders at the Annual General Meeting in May 2017.
2.	Including EUR 3,052 million (2015: EUR 2,061 million) is CRR/CRD IV compliant and EUR 4,654 million (2015: EUR 5,187 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. For 2015 this amount is presented net of positions on lent to insurance.
3.	Including EUR 7,347 million (2015: EUR 6,229 million) is CRR/CRD IV-compliant and EUR 2,141 million (2015: EUR 2,341 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
4.	The 2015 fully-loaded RWA deviated from the phased-in RWA as a result of a slightly higher threshold to which the significant Financial Institutions were risk weighted.

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

As per 31 December 2016 the total amount of available distributable items following the CRD IV definition is EUR 37,959 million, slightly higher compared with EUR 36,284 million in 2015.

ING Group available distributable items according to the CRR/CRD IV

Amounts in millions of euros	2016	2015
Share premium	16,950	16,054
Other reserve	22,372	21,131
Share of associate reserve	5,781	5,715
Non distributable	-7,379	-6,832

Total	37,724	36,068

Accrued interest expenses on own fund instruments at year-end	235	216

Distributable items	37,959	36,284

Capital Adequacy ING Bank

ING Bank capital position according to CRR/CRD IV

	Fully loaded		Phased-in
Amounts in millions of euros	2016	2015	2016	2015
Shareholders’ equity (parent)	41,004	37,997	41,004	37,997
Difference between IFRS-IASB and IFRS-EU	2,536	2,860	2,536	2,860
Interim profit not included in CET1 capital [1]	617		617
Other adjustments	-3,548	-4,022	-3,661	-4,103

Regulatory adjustments	-4,165	-4,022	-4,278	-4,103

Available common equity Tier 1 capital	39,375	36,834	39,262	36,753

Additional Tier 1 securities [2]	6,496	7,248	6,496	7,248
Regulatory adjustments additional Tier 1	0	0	-798	-1,281

Available Tier 1 capital	45,871	44,083	44,960	42,721

Supplementary capital Tier 2 bonds [3]	9,488	8,570	9,488	8,570
Regulatory adjustments Tier 2	109	102	-86	-239

Available Total capital	55,467	52,754	54,362	51,052

Risk weighted assets	312,086	318,202	312,086	318,202
Common equity Tier 1 ratio	12.62%	11.58%	12.58%	11.55%
Tier 1 ratio	14.70%	13.85%	14.41%	13.43%
Total capital ratio	17.77%	16.58%	17.42%	16.04%

1.	The interim profit of the fourth quarter 2016 has not been included in CET1 capital as of 31 December 2016.
2.	Of which EUR 3,542 million (2015: EUR 3,531 million) is CRR/CRD IV compliant and EUR 2,954 million (2015: EUR 3,718 million) to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules.
3.	Of which EUR 7,347 million (2015: EUR 6,229 million) is CRR/CRD IV-compliant and EUR 2,141 million (2015: EUR 2,341 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.

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

ICAAP/SREP process

On a yearly basis ING Bank N.V. submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator as prescribed in the CRD IV frameworks. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for the regulator’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. The SREP is conducted by the ECB and examines on a regular basis ING’s internal models and processes. The regulatory 2016 guidance indicated that the minimum capital ratios ECB considers adequate for ING Bank Group and ING BankGroup sufficiently covered by ING’s own capital standards.

Off balance sheet arrangements

Amounts in millions of euros	Total 2016	Less than one year	More than one year	Total 2015	Less than one year	More than one year
Banking operations
Contingent liabilities in respect of:
- discount bills	1	1
- guarantees	24,871	20,178	4,693	22,629	17,772	4,857
- irrevocable letters of credit	13,546	13,380	166	11,162	10,905	257
- other contingent liabilities	348	39	309	244	244	0
Guarantees issued by ING Groep N.V.	404		404	436		436
Irrevocable facilities	98,554	66,633	31,921	98,378	56,998	41,380

Total	137,724	100,231	37,493	132,849	85,919	46,930

See Note 44 of Note 2.1 to the consolidated financial statements.

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2016 and 2015. Reference is made to Note 16. ‘Other liabilities’ in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 40. ‘Liabilities by maturity’ in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket. Reference is made to Note 48. ‘Structured entities’ in Note 2.1 to the consolidated financial statements for information on securitization arrangements and structured entity details.

Contractual obligations

	Payment due by period
Amounts in millions of euros	Total	Less than one year	1-5 years	More than 5 years
2016
Operating lease obligations	1,242	0	766	476
Subordinated loans	16,991	1,769	2,010	13,212
Debt securities in issue	105,097	40,486	44,089	20,522

Total	123,330	42,255	46,865	34,210

2015
Operating lease obligations	1,248	310	534	404
Subordinated loans	15,984	338	117	15,529
Debt securities in issue	118,368	51,213	44,228	22,927

Total	135,600	51,861	44,879	38,860

Compared to the Contractual obligations table as disclosed in the 2015 Annual Report on Form 20-F we have combined the lines Subordinated loans of group companies and Preference shares of group companies into the line Subordinated loans, we also added the Subordinated loans of ING Groep N.V. to this line. The 2015 table has been adjusted to the new presentation.

Item 6.	Directors, Senior Management and Employees

SUPERVISORY BOARD

Appointment, suspension and dismissal

Members of the Supervisory Board are appointed, suspended and dismissed by the General Meeting. For the appointment of Supervisory Board members, the Supervisory Board may draw up a binding list, which may be rendered non-binding by the General Meeting.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Supervisory Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. Also in connection herewith this, the Articles of

Association now exclude the possibility available under Dutch corporate law to waive this requirement in a second General Meeting. Both additional elements, which deviate from what is recommended under the Corporate Governance Code, ensure that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

Candidates for appointment to the Supervisory Board must comply with the suitability and reliability requirements as set out in the Dutch Financial Supervision Act and must continue to meet these while in function.

Function of the Supervisory Board

The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of affairs of ING Group and its business, as well as to provide advice to the Executive Board.

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

According to the Banker’s Oath that was taken by the members of the Supervisory Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must put the customer’s interests at the centre of all their activities. Certain resolutions of the Executive Board, specified in the Articles of Association, in the Executive Board Charter and in the Supervisory Board Charter, are subject to approval of the Supervisory Board.

ING Group indemnifies the members of the Supervisory Board against direct financial losses in connection with claims from third parties as far as permitted by law on the conditions laid down in the Articles of Association and an indemnity statement.

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

Former members of the Executive Board are not eligible for appointment to the position of chairman or vice- chairman of the Supervisory Board, unless they are independent within the meaning of the Corporate Governance Code.

After a former member of the Executive Board has been appointed to the Supervisory Board, this member may also be appointed to one of the Supervisory Board’s committees. However, appointment to the Audit committee is only possible if the individual in question resigned from the Executive Board at least four years prior to such appointment.

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

The Nomination Committee assesses the composition of the Supervisory Board at least annually. In the context of this assessment, ING Group aims to have a gender balance by having at least 30% men and at least 30% women amongst its Supervisory Board members. After the appointment of Ann Sherry at the Annual General Meeting in April 2016, the composition of the Supervisory Board met the above-mentioned gender balance (more than 33% women). Other diversity related aspects are taken into consideration as well in light of the overall SB composition.

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

Ancillary positions/conflicting interests

Members of the Supervisory Board may hold other positions, including directorships, either paid or unpaid. CRD IV restricts the total number of supervisory board positions or non-executive directorships with commercial organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The European Central Bank may, under special circumstances, permit a Supervisory Board member to fulfil an additional supervisory board position or non-executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

Members of the Supervisory Board are to disclose material conflicts of interest (including potential conflicts of interest) and to provide all relevant information relating to them. The Supervisory Board – without the member concerned taking part – then decides whether a conflict of interest exists.

In case of a conflict of interest, the relevant member of the Supervisory Board abstains from discussions and decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING Group.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions involving members of the Supervisory Board in which there are material conflicting interests are disclosed in the Annual Report. In a departure from the Corporate Governance Code this however does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition- sensitive character of the transaction prevents such disclosure; and/or (iii) the information is so competition- sensitive that disclosure could damage the competitive position of ING Group.

Any relation that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, is not considered a significant conflict of interest. Such relationships are not reported, with the exception of any loans that may have been granted.

Independence

The members of the Supervisory Board are requested to assess annually whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded as independent on 31 December 2016. Eric Boyer de la Giroday is not considered independent because of his position as Chairman of the Board of Directors of ING Belgium S.A./N.V. and his former positions as member of the Executive Board of ING Group and vice-chairman of the Management Board Banking of ING Bank N.V. On the basis of the NYSE listing standards, all members of the Supervisory Board are to be regarded as independent.

Committees of the Supervisory Board

On 31 December 2016, the Supervisory Board had five committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. An organisational chart of the five committees of the Supervisory Board can be found below.

The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter which can be found on www.ing.com.

Separate charters have been drawn up for the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties for the five Committees follows below.

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2016, the members of the Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Isabel Martín Castellá, and Robert Reibestein. No member of the Audit Committee was considered as a “financial expert” as defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Eric Boyer de la Giroday is a financial expert as defined in the Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2016, the members of the Risk Committee were: Robert Reibestein (chairman), Eric Boyer de la Giroday, Mariana Gheorghe, Hermann-Josef Lamberti and Jeroen van der Veer.

The Remuneration Committee’s tasks include advising the Supervisory Board on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2016, the members of the Remuneration Committee were: Henk Breukink (chairman), Robert Reibestein and Jeroen van der Veer.

The Nomination Committee’s tasks include advising the Supervisory Board on the composition of the Supervisory Board and Executive Board. On 31 December 2016, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Henk Breukink and, Isabel Martín Castellá.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and reporting on this in the Annual Report and to the General Meeting. It also advises the Supervisory Board on improvements. On 31 December 2016, the members of the Corporate Governance Committee were: Henk Breukink (chairman) and Jeroen van der Veer.

Company secretary

The Supervisory Board is assisted by the company secretary Cindy van Eldert-Klep.

Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Details of the remuneration are provided in the Remuneration report on page 140. Members of the Supervisory Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Details are given on page 140. Transactions by members of the Supervisory Board in these shares are subject to the ING regulations regarding insiders.

Information on members of the Supervisory Board

Outside positions SB double check with Corp Secretariat and update closer to the Convocation and IAR publication date.

J. (Jeroen) Van der Veer (chairman)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2017)

Former Chief Executive Officer of Royal Dutch Shell plc.

Relevant positions pursuant to CRD IV:

Chairman of the Supervisory Board of ING Groep N.V./ING Bank N.V., Chairman of the Supervisory Board of Koninklijke Philips Electronics N.V., Member of the Supervisory Board of Koninklijke Boskalis Westminster N.V. and Member of the Supervisory Board of Statoil ASA.

Other relevant ancillary positions:

Member of the Supervisory Board of Het Concertgebouw N.V. and Chairman of the Supervisory Council of the Technical University of Delft.

H.J.M. (Hermann-Josef) Lamberti (Vice-Chairman)

(Born 1956, German nationality, male; appointed in 2013, term expires in 2017)

Former Chief Operating Officer of Deutsche Bank AG.

Relevant positions pursuant to CRD IV:

Vice-chairman of the Supervisory Board of ING Groep N.V. ING Bank N.V., Non-Executive Member of the Board of Directors of Airbus Group N.V., (formerly European Aeronautic Defense and Space Company N.V.), Chairman of the Supervisory Board of Addiko Bank (Austria), member of the Supervisory Board of Lefdal Mine Data Centre SA and member of the Supervisory Board of Stonebranch.

The number of positions held by Hermann-Josef Lamberti currently exceeds the maximum allowed under CRD IV. Steps are being taken to reduce the number of positions as required by CRD IV in the near future.

E.F.C.B. (Eric) Boyer de la Giroday

(Born 1952, Belgian nationality, male: appointed in 2014, term expires in 2018)

Former Vice-Chairman Management Board Banking ING Groep N.V. and ING Bank N.V.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and Chairman of the Board of Directors of ING Belgium S.A./N.V.

Other relevant ancillary position:

Non-Executive Director of Instituts Internationaux de Physique et de Chimie fondé par Ernest Solvay, asbl.

H.W. (Henk) Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2019)

Former Managing Director of F&C and country head for F&C Netherlands (asset management firm).

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., Chairman of the Supervisory Board of NSI N.V. (real estate fund) and Non-Executive Director of Brink Groep B.V.

Other relevant ancillary position:

Chairman of the Supervisory Board of Stichting Hoger Onderwijs Nederland.

I. (Isabel) Martín Castellá

(Born 1947, Spanish nationality, female; appointed in 2013, term expires in 2017)

Former Vice-President and Member of the Management Committee of the European Investment Bank.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and Member of the Supervisory Board of SACYR S.A.

Other relevant ancillary positions:

Member of the Advisory Board of NEINVER S.A. and Member of the Advisory Committee of GED Capital.

M. (Mariana) Gheorghe

(Born 1956, Romanian nationality, female, appointed in 2015, term expires in 2019)

Current Chief Executive Officer OMV Petrom S.A.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., Chief Executive Officer of OMV Petrom S.A., Chairwoman of the Supervisory Board of OMV Petrom Marketing SRL, Chairwoman of the Supervisory Board of OMV Petrom Gas SRL and Member of the Supervisory Board of OMV Petrom Global Solutions SRL.

A.C. (Ann) Sherry

(Born 1954, Australian nationality, female, appointed in 2016, term expires in 2020)

Former Chief Executive Officer Carnival Australia

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., Member of the Supervisory Board ING Direct (Australia), Member of the Supervisory Board Sydney Airport Corporation and Member of the Supervisory Board The Palladium Group.

Other relevant ancillary position:

Chairwoman of Carnival Australia (advisory role).

R.W.P. (Robert) Reibestein

(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, term expires in 2017) Former senior partner of McKinsey & Company.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V. ING Bank N.V. and Member of the Supervisory Board of IMC B.V.

Other relevant ancillary position:

Member of the Supervisory Board of Stichting World Wildlife Fund.

Changes in the composition

In April 2016, the General Meeting appointed Ann Sherry to the Supervisory Board, while Joost Kuiper resigned for health reasons from the Supervisory Board.

EXECUTIVE BOARD

Appointment, suspension and dismissal

Members of the Executive Board are appointed, suspended and dismissed by the General Meeting. For the appointment of Executive Board members, the Supervisory Board may draw up a binding list, which may be rendered non-binding by the General Meeting.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. This additional requirement was tightened up (from one third to one half of the issued share capital) in connection with the abolition of the depositary receipts structure in 2016. Also in connection with the abolition of the depositary receipts structure in 2016, the Articles of Association now exclude the possibility under Dutch corporate law to waive this requirement in a second General Meeting. Both additional elements, which deviate from what is recommended under the Dutch Corporate Governance Code, ensure that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

Candidates for appointment to the Executive Board must comply with the suitability and reliability requirements as set out in the Dutch Financial Supervision Act and must continue to meet these while in function.

Function of the Executive Board

The Executive Board is charged with the management of ING Group. This includes responsibility for setting and achieving ING Group’s strategy, objectives and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board.

According to the Banker’s Oath that is taken by the members of the Executive Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must put the customer’s interests at the centre of all their activities.

ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties, as far as permitted by law, on the conditions laid down in the Articles of Association and their employment or commission contract. ING Group has taken out liability insurance for the members of the Executive Board.

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

However, because of the fact that ING Group needs to balance several relevant selection criteria when composing its Executive Board, the composition of the Executive Board did not meet the abovementioned gender balance in 2016 (no women). In accordance with the diversity policy, ING Group will continue to strive for an adequate and balanced composition of its Executive Board in future appointments, by taking into account all relevant selection criteria including, but not limited to, gender balance, executive experience, experience in corporate governance of large stock-listed companies and experience in the political and social environment.

Remuneration and share ownership

Members of the Executive Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).

Details of the remuneration of members of the Executive Board, including shares granted to them, together with additional information, are provided in the “Remuneration report”.

Ancillary positions/conflicting interests

No member of the Executive Board has corporate directorships at listed companies outside ING.

Transactions involving actual or potential conflicts of interest

In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicts of interest will be disclosed in the Annual Report. In deviation from the Corporate Governance Code this however does not apply if (i) such disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.

Significant conflicting interests are considered to be absent and are not reported if a member of the Executive Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of their business on terms that apply to all employees. In connection with the aforementioned, the term loans does not include financial products in which the granting of credit is of a subordinated nature, e.g. credit cards and overdrafts in current account, because of a lack of materiality.

Information on members of the Executive Board

R.A.J.G. (Ralph) Hamers, Chief Executive Officer (“CEO”)

(Born 1966, Dutch nationality, male; appointed in 2013, term expires in 2017)

Ralph Hamers has been a member of the Executive Board of ING Group since 13 May 2013 and was appointed CEO and Chairman of the Executive Board and the Managing Board Banking on 1 October 2013. He is responsible for the proper functioning of the Exective Board and the Management Board Banking and its committees, formulating and implementing ING’s strategy, acting as main contact for the Supervisory Board and also responsible for the following departments: innovation, Legal, Corporate Strategy, Corporate Human Resources, Corporate Communications and Corporate Audit Services. He joined ING in 1991 and has held various positions including Global Head Wholesale Banking Network from 2007 to 2010, Head of Network Management for Retail Banking Direct & International from 2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. He holds a Master of Science degree in Business Econometrics/Operations Research from Tilburg University, the Netherlands.

Relevant positions pursuant to CRD IV (The fourth EU Capital Requirements Directive 2013/36/EU):

Chairman and CEO of the Executive Board of ING Groep N.V. and of the Management Board of ING Bank N.V.

Other relevant ancillary positions:

Member of the Management Board of the Nederlandse Vereniging van Banken (NVB), member of the Board of the Institute of International Finance, Inc. and member of the Supervisory Board of Foundation Royal Concertgebouw Orchestra Amsterdam.

P.G. (Patrick) Flynn, Chief Financial Officer (“CFO”)

(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2017)

Patrick Flynn has been a member of the Executive Board and CFO of ING Group since 27 April 2009. He also serves as a member and CFO on the Management Board Banking. He is responsible for ING’s financial strategy, including internal and external reporting, budgeting, procurement, forecasting, capital management, investments/acquisitions and divestments, tax management, investor relations and business performance reporting and analysis, including measuring adherence to financial targets. He is a Chartered Accountant, a member of the Institute of Chartered Accountants Ireland, and a member of the Association of Corporate Treasurers in the UK. He holds a Bachelor’s degree in Business Studies from Trinity College Dublin.

Relevant positions pursuant to CRD IV:

Member and CFO of the Executive Board of ING Groep N.V., Member and CFO of the Management Board of ING Bank N.V.

W.F. (Wilfred) Nagel, Chief Risk Officer (“CRO”)

(Born 1956, Singaporean nationality, male; appointed in 2012, term expires in 2020)

Wilfred Nagel has been a member of the Executive Board and CRO of ING Group since 14 May 2012. He also serves as a member and CRO on the Management Board Banking. He is responsible for ING’s risk appetite, risk-related policies, methodologies and guidance, risk management and control activities performed by the business.He was CEO of ING Bank Turkey until 5 October 2011, when he was appointed as a member of the Management Board Banking. He joined ING in 1991 and held various positions including Global Head Credit Risk Management from 2002 to 2005 and CEO Wholesale Banking in Asia from 2005 to 2010. He holds a Master’s degree in Economics from VU University Amsterdam.

Relevant other positions pursuant to CRD IV:

Member and CRO of the Executive Board of ING Groep N.V. and Member and CRO of the Management Board of ING Bank N.V.; Non-Executive Board Member of Nidera Capital B.V.

Remuneration report

ING’s remuneration policy forms an integral part of our strategy, performance culture and risk management framework. Its objective is to enable ING to retain and recruit expert leaders, senior staff and other highly qualified employees to ensure we meet our responsibilities towards stakeholders, now and in the future.

When looking at remuneration, our starting point is our position as a global financial institution in a rapidly changing marketplace.

ING is a global financial institution with a strong European base. Its more than 54,000 employees offer retail and wholesale banking services to customers in more than 40 countries. More than 70% of ING’s employees work outside of the Netherlands, approximately 70% of total income is earned outside of the Netherlands and more than 95% of the investor base is non-Dutch.

Remuneration policy ING

ING’s global remuneration policy complies with relevant international and local legislation and regulations. In determining compensation of ING’s staff, we consider a variety of factors, including but not limited to:

•	The complexity of work

•	The scope of responsibilities

•	The geographical location

•	Risk alignment

•	The (inter)national legal and regulatory landscape

•	Perception in society

•	Long-term objectives of ING and its stakeholders

These factors differ for each role, line of business and country.

Performance Management

There is a strong link between our remuneration approach and performance management. We have a comprehensive performance management process in place that aligns individual performance objectives to the strategy of ING and its annual priorities in order to build a sustainable and successful business for all our stakeholders.

Performance is assessed against financial and non- financial indicators. The targets that are individually determined should represent a balanced range of measures that support long-term sustainable performance of the organisation and should take full consideration of areas such as:

•	Customer satisfaction, retention and growth

•	Corporate social responsibility and sustainability

•	Employee engagement, development and productivity

•	Market share, growth rates, financial return and value creation

•	Operational effectiveness and efficiency

•	Compliance with risk management policies and all other internal policies and external legislation

The outcome of the performance assessment is linked to remuneration consequences such as moderate adjustments to fixed salary or variable remuneration awards (if appropriate).

Total direct compensation

ING aims to provide total direct compensation levels which, on average, are at the median of the markets in which we operate, benchmarked against relevant peer groups.

ING believes that in principle fixed remuneration should be considered sufficient to compensate employees for their daily work. For some positions limited variable remuneration opportunities apply.

Variable remuneration, where applicable, is primarily focused on long-term value creation and based on individual, business line and bank-wide performance criteria.

In line with the Capital Requirements Directive (CRD IV) and the Dutch Act on Remuneration Policies of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, or WBFO), any variable remuneration is based for at least 50% on non-financial performance and subject to maximum ratios of variable remuneration in relation to fixed remuneration for different categories of staff.

For Identified Staff (i.e. staff that are considered to have a material impact on the risk profile of ING, as selected on the basis of the Regulatory Technical Standards developed by the European Banking Authority,) a maximum of 60% of total variable remuneration is awarded upfront. The remaining part of the total variable remuneration (a minimum of 40%) is deferred. It is subject to a tiered vesting schedule over a period of three years. Both the upfront part and the deferred part are delivered at a maximum of 50% in cash and a minimum of 50% in shares (or other equity-linked instruments).

Shareholders’ mandate

Under the WBFO, financial institutions are permitted to set a variable remuneration cap higher than 100% of fixed remuneration for staff outside the European Economic Area (EEA), provided that the higher cap is approved by their shareholders. In 2015, approval was given by the Annual General Meeting to increase the cap up to 200% in performance years 2014 to 2016 for no more than 1% of ING’s staff globally.

Considering ING’s international footprint and in order to maintain its competitive position, the Executive Board and the Supervisory Board wish to continue the possibility to apply increased caps outside the EEA.

In the Annual General Meeting on 8 May 2017 the shareholders will be asked to issue a new mandate to subsidiaries of ING, to increase the maximum percentage of variable remuneration compared to fixed remuneration from 100% up to 200%. The mandate will be requested for a period of five performance years, starting in 2017, and can only be applied to staff outside the EEA working in the Corporate Staff, Wholesale Banking and Retail Banking business lines. The total number of staff that may be awarded more than 100% variable remuneration will constitute no more than 1% of the global ING staff base. The increased caps will not limit the ability of ING to strengthen its capital base.

Risk mitigating measures

Our remuneration policy takes into consideration risk, capital, liquidity and the likelihood and timing of earnings. Based on applicable remuneration regulations, specific risk adjustment mechanisms must be applied in the pay-out process of variable remuneration. To this end, ING operates a so called pre-award and post-award assessment process when determining any variable remuneration.

The pre-award risk assessment process aims to consider the full range of any current and potential future risks. As part of this process, ING takes into account both company, business line and individual performance. In addition, it applies a solvency test and a RoE test. Risk requirements are set for all Identified Staff holding risk taker roles, setting the minimum standard to be reached during the performance year. Deviation from this may lead to full or partial reduction of variable remuneration via a so called risk modifier.

The post-award assessment process includes an analysis as to whether the outcomes of the initial pre-award risk assessment process were correct, providing ING with a mechanism to adjust any variable remuneration downwards. ING can apply holdback up to 100% of the awarded and unvested deferred variable remuneration, or clawback up to 100% of the paid and/or vested variable remuneration from any (current or ex-) staff member. Any decision to apply holdback or clawback is at the discretion of the ING Supervisory Board.

To ensure the autonomy of staff in control functions (such as risk management functions), financial performance metrics are dependent on objectives determined at the next higher organisational level (i.e. not at the level of the business they directly control) and the functional line is in the lead for the performance assessment.

2016 Remuneration

The total amount of variable remuneration awarded to all employees over 2016 was EUR 386 million, compared to total staff expenses of EUR 5,039 million. Variable remuneration includes both individual and collective variable remuneration, such as profit-sharing arrangements agreed with relevant trade unions.

In 2016, there were 17 employees, working in the Corporate Staff, Wholesale Banking and Retail Banking business lines, to whom total annual remuneration (fixed and variable remuneration including employer pension contributions) of EUR 1 million or more was awarded. The majority of these employees (excluding the Executive Board) work outside the Netherlands.

Remuneration policy for the Executive Board

The Executive Board remuneration policy is in line with the remuneration principles that apply to all staff, consisting of a combination of fixed and variable remuneration (together “total direct compensation”), including pension arrangements and benefits as described below.

The performance targets for the Executive Board are pre-determined annually by the Supervisory Board to support delivery of the ING strategy.

The current remuneration policy for the Executive Board was adopted by the Annual General Meeting (AGM) on 27 April 2010. Amendments to this policy were adopted by subsequent AGMs:

•	On 9 May 2011 in response to new regulatory requirements.

•	On 12 May 2014 with respect to pensions.

•	On 11 May 2015 in order to lower the maximum variable remuneration in line with legal requirements and specify that variable remuneration be paid fully in shares.

Total direct compensation

The Executive Board remuneration policy aims to award total direct compensation slightly below the median of comparable positions in the chosen peer group.

Bearing in mind international scope, complexity, revenue, assets and market capitalisation, the companies in the Euro Stoxx 50 index are the appropriate peer group for ING. The index comprises 50 companies, including ING, in a range of financial and non-financial industries from 12 countries within the Eurozone, mainly operating in an international context. Total direct compensation is determined in line with the relevant international market environment and reviewed periodically by the Supervisory Board. ING’s Executive Board remuneration policy is compliant with applicable laws and regulations, including the WBFO, the Dutch Banking Code and the Dutch Corporate Governance Code.

Variable remuneration

In line with legal requirements, variable remuneration for the members of the Executive Board is limited to a maximum of 20% of base salary at the time of award. It is based for at least 50% on non-financial performance criteria and fully paid out in shares. We do not pay variable remuneration in cash.

The policy provides for an at-target variable remuneration of 16% of base salary if performance criteria are met. If performance criteria are exceeded, the variable component can be increased by the Supervisory Board from target to maximum, but may not exceed 20% of base salary at the time of award. If performance is below target, the variable component will be decreased, potentially down to zero.

The Executive Board remuneration policy combines the short- and long-term variable components into one structure, aiming to support both long-term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package is increased by means of deferral, retention, holdback and clawback mechanisms.

In line with applicable regulations, a maximum of 40% of total variable remuneration is awarded “upfront” in the year following the performance year. The remaining part of the total variable remuneration (a minimum of 60%), is deferred. It is subject to a tiered vesting on the first, second and third anniversary of the grant date (one- third per annum).

The entire variable remuneration is subject to post- award assessment by the Supervisory Board. The post- award assessment cannot lead to an upward adjustment of the deferred variable remuneration.

Both the upfront part of the variable remuneration and all deferred parts are fully awarded in shares. A retention period of five years from the date of grant applies to all share awards granted to Executive Board members in their capacity as Board member. However, they are allowed to sell part of their shares on the date of vesting to pay tax on the vested share award.

Pension

As of 1 January 2015, all members of the Executive Board participate in the Collective Defined Contribution (CDC) pension plan with respect to their salary up to a certain amount. As of 1 January 2016 this amount was set at EUR 101,519 per year. As is the case with all employees who earn a salary above that amount per year, the Executive Board members are compensated for the lack of pension accrual by means of a savings allowance to be annually determined (see further details on page 135).

Benefits

Executive Board members are eligible for additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances) as well as banking and insurance benefits from ING in the ordinary course of their business. These additional benefits are provided on the same terms that apply to other employees of ING in the Netherlands. In addition, tax and financial planning services are provided to ensure compliance with the relevant legislative requirements.

Tenure

Members of the Executive Board who were appointed prior to 2013 have an employment agreement with ING Groep N.V. Members who have been appointed as of 2013 have a commission contract. The employment agreement and the commission contract for Executive Board members are for an indefinite period of time and provide for an initial appointment for a period of four years, with the possibility of reappointment by the AGM. In the case of an involuntary exit, Executive Board members are eligible for an exit arrangement limited to a maximum of one year of base salary.

Supervisory Board discretion to review the policy and the remuneration paid

Within the Executive Board remuneration policy as adopted by the AGM and as described here, the Supervisory Board annually determines the actual remuneration for the Executive Board members based on the advice given by the Supervisory Board Remuneration Committee.

It is the responsibility of ING’s Supervisory Board to take into account the interests of all stakeholders, as well as business continuity and sustainable growth, when determining the Executive Board’s remuneration.

The legal, regulatory and market environment is continuously changing and this may further impact ING. In order to ensure that ING can adapt to these dynamic and uncertain factors, the Supervisory Board will continue to re-evaluate the Executive Board remuneration policy as and when required.

The Supervisory Board has the authority to impose holdback and/or clawback on variable remuneration awarded to a member of the Executive Board based on the same criteria that apply to all staff within ING (including inaccurate data and/or behavior that led to significant harm to ING). The Supervisory Board also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. The Supervisory Board has decision-making authority in situations not addressed in the policy.

Special employment conditions

Special employment conditions, such as commitments required to secure the recruitment of new executives, may be used in exceptional circumstances, subject to approval by the Supervisory Board.

2016 Remuneration Executive Board

The Executive Board remuneration for 2016 is in accordance with the Executive Board remuneration policy, with the exception of the alignment to the benchmark. The policy as approved by the AGM, specifies that total direct compensation should be slightly below the median of comparable positions in the Euro Stoxx 50 peer group. However,—as the tables show on page 137—the actual total direct compensation for the Executive Board, particularly for the CEO, is significantly below the median.

2016 Executive Board base salary

In 2016, the Supervisory Board slightly increased the total (at target) remuneration of all Executive Board members by 2% with effect from 1 January 2016. Please see the first table on page 134 for more information.

2016 Performance indicators Executive Board

As indicated in the remuneration policy, the performance of the Executive Board is assessed based on financial and non-financial indicators. For 2016, performance indicators applied included the following:

Performance indicators
	Non-financial performance indicators		Financial performance indicators
•	Think Forward Strategy: improving customer experience and enabling commercial growth	•	Underlying net result bank
•	Strengthening ING’s high performance culture through the Step Up Performance Management and Think Forward Leadership programmes	•	Underlying return on IFRS equity ING Bank
•	Delivering multiple, innovative products to create a differentiating customer experience	•	Common equity Core Tier 1 ratio ING Bank
•	Growing the number of primary retail customers	•	Underlying operating expenses
•	Enhancing Finance and Risk capabilities and optimising their organisation	•	Underlying cost/income ratio
•	Driving digital transformation to improve customer experience and realise further efficiency gains
•	Increasing sustainable transitions financing, strengthening environmental and social risk management and increasing empowerment scores (i.e. number of people who feel empowered by ING)

2016 Executive Board performance evaluation

On the next page, a table is included highlighting key achievements collectively accomplished by the Executive Board in 2016 in the areas of strategy implementation, capability development, innovation, sustainability and ING’s (financial) performance. The table includes both financial and non-financial achievements against the overall ambitions of ING and the specific performance indicators agreed with the Supervisory Board at the beginning of 2016.

Key achievements

Strategy implementation

•    Accelerated the Think Forward strategy to further improve the customer experience, further grow the number of primary customers and lending and increase efficiency.

•    Launched four major programmes to drive digital transformation (i.e. Orange Bridge, Model Bank, Welcome and WB TOM), while converging towards a global scalable banking platform.

•    Adopted One Way of Working to increase management understanding of the integrated network and realise delayering throughout the organisation.

•    Ranked number one in Net Promoter Scores relative to competitors in 7 of 13 retail markets

Capability development

•    Invested in capability building of senior leaders at Management Board level and two hierarchical levels below, as well as all employees in Spain and senior managers in Belgium, ahead of a global roll-out in 2017 of the Step Up Performance Management programme.

•    Developed the Think Forward Leadership Programme to support ING’s leaders in executing the Think Forward strategy in a manner desired by ING, with roll out planned to all leaders and managers around the world.

•    Enhanced overall organisation of the Finance and Risk functions in part through progress on the target operating model projects for risk and finance and through leadership planning combined with management delayering.

Innovation

•    Introduced insightful financial tools that make banking easier and more accessible for customers, including:

•    Mobile payments via Payconiq: just under 16,000 activated merchants.

•    ING Direct Spain’s service Twyp Cash to withdraw money via smartphone: over 200,000 registered users in Spain.

•    Instant Lending: Consumer loan production in Romania increased by 70% since 2015; Digital loan production in Poland increased by 45%.

•    Moje ING in Poland for managing personal finances: in 2016 the number of users increased fourfold compared to 2015.

•    Improved ING’s innovation capabilities through partnering with more than 65 fintechs and ongoing internal efforts such as training more than 2,000 professionals in ING’s own innovation methodology called PACE.

Sustainability

•    Sustainable transitions financed increased to EUR 34.3 billion (2020 ambition: EUR 35 billion of sustainable transitions).

•    Financially empowered 23.9 million people (2020 ambition: to make 25 million people feel financially empowered).

•    Demonstrated excellent performance on sustainability in the ratings (e.g. ranked as number one Sustainable Bank out of 395 publicly listed banks by sustainability research leader Sustainalytics and scored 90 out of 100 in the Dow Jones Sustainability Indexes compared to an average industry score of 61).

ING’s (financial) performance

•    Increased number of new retail customers by 1.4 million to 35.8 million; number of primary relationships up by 0.7 million to 9.7 million.

•    Grew core lending by EUR 34.8 billion (6.5%); increased customer deposits by EUR 28.5 billion (5.6%).

•    Achieved underlying net profit of ING Bank of EUR 4,976 million, up 17.9% from 2015.

•    Realised underlying return on equity for ING Bank of 11.6% for 2016, up from 10.8% in 2015.

•    Increased CET1 ratio of ING Group and ING Bank to 14.2% and 12.6% respectively.

•    Underlying operating expenses (excluding regulatory costs) were stable at EUR 8.6 billion.

•    Improved underlying cost/income ratio to 54.2% from 55.9% in 2015.

2016 Executive Board variable remuneration

The performance of the Executive Board is evaluated against financial and non-financial performance indicators. Variable remuneration in 2016 of the CFO and CRO was based for more than 75% on non-financial performance indicators. The variable remuneration in 2016 for the CEO was based for more than 50% on non-financial performance indicators. As evidenced by the table on the previous page, the collective performance of the Executive Board members was broadly ahead of target. There were minor differences in achievement of personal targets, this explains why variable remuneration for the CEO was set at 19%, for the CFO at 18% and for the CRO at 18%.

The table below shows the remuneration awarded to the individual members of the Executive Board with respect to the performance years 2016, 2015 and 2014.

Total direct compensation of the individual members of the Executive Board

	2016		2015		2014
Amounts in thousands of euros	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares
Ralph Hamers
Base salary	1,663		1,630		1,270
Variable remuneration in (fully in shares) [1]	316	23,092	293	28,404	—	—
Patrick Flynn
Base salary	1,204		1,180		772
Variable remuneration in (fully in shares) [1]	217	15,838	153	14,850	—	—
Wilfred Nagel
Base salary	1,204		1,180		772
Variable remuneration in (fully in shares) [1]	217	15,838	189	18,278	—	—

[1]	The number of shares is based on the average ING stock price on the day on which the 2016 year-end results were published. The shares will be awarded in May 2017.

In 2016, no holdback or clawback was applied to paid, unvested or vested variable remuneration of any of the Executive Board members. The total direct compensation of former members of the Executive Board amounted to nil for 2016, nil for 2015 and nil for 2014.

Pension costs

In 2015 and 2016, members of the Executive Board participated in the Collective Defined Contribution (CDC) pension plan as part of the Executive Board remuneration policy. In 2014 the Executive Board participated in the Dutch Defined Contribution Pension Plan.

The table below shows the pension costs of the individual members of the Executive Board in 2016, 2015 and 2014.

Pension costs of the individual members of the Executive Board

Amounts in thousands of euros	2016 [2]	2015 [1]	2014
Ralph Hamers	26	25	230
Patrick Flynn	26	25	159
Wilfred Nagel	26	25	187

[1]	As from 1 January 2015 pension accrual only applies to salary up to an amount of EUR 100,000.
[2]	As from 1 January 2016, this amount increased to EUR 101,519.

Benefits

The individual members of the Executive Board receive other emoluments, including savings allowances for the loss of pension benefits for salary above EUR 101,519, employer contributions to savings schemes, reimbursement of costs related to home/work commuting, costs associated with company cars and housing (for expats).

The other emoluments amounted in 2016, 2015 and 2014 to the following costs:

Other emoluments

Amounts in thousands of euros	2016	2015 [1]	2014
Ralph Hamers	533	473	45
Patrick Flynn	403	433	178
Wilfred Nagel	370	322	34

[1]	The significant increase in 2015 results from the introduction of savings allowances to compensate for the loss of pension accrual for salary above EUR 100,000 and the increase in base salaries in that year.

Long-term incentives awarded in previous years

In 2016, no long-term incentives (other than the shares disclosed in the first table on page 134), were awarded to the Executive Board members.

The long-term incentive plan (LTIP) in place at ING until 2010 included employee stock options and performance shares. The ING employee stock options have a total term of 10 years and a vesting period of three years, after which they can be exercised during the remaining seven years.

A retention period of five years from the grant date applies to all share and employee stock option awards granted to Executive Board members. During this five-year period, the Executive Board members are only allowed to sell part of their shares on the date of vesting to pay tax on the vested amount of the award.

Employee stock options

The table below contains information on the outstanding employee stock options and the movements during the financial year of employee stock options held by the members of the Executive Board as of 31 December 2016, which were all awarded to these board members in roles within ING prior to their appointment to the Executive Board.

Options held by members of the Executive Board

Number of options	Outstanding as at 31 December 2015	Exercised in 2016	Waived or expired in 2016	Outstanding as at 31 December 2016	Exercise price	Vesting date	Expiry date
Ralph Hamers	8,504	0	8,504	0	25.16	23 Mar 2009	23 Mar 2016
	14,889	0	0	14,889	24.72	22 Mar 2010	22 Mar 2017
	16,957	0	0	16,957	16.66	13 Mar 2011	13 Mar 2018
	19,985	0	0	19,985	2.90	19 Mar 2012	19 Mar 2019
	22,124	0	0	22,124	7.35	17 Mar 2013	17 Mar 2020
Patrick Flynn	0	0	0	0
Wilfred Nagel	11,721	0	11,721	0	25.16	23 Mar 2009	23 Mar 2016
	9,530	0	0	9,530	24.72	22 Mar 2010	22 Mar 2017
	12,436	0	0	12,436	16.66	13 Mar 2011	13 Mar 2018

Shares

Deferred shares are shares conditionally granted, with the final shares awarded in three years (tiered), of which the ultimate value of each deferred share will be based on ING’s share price on the vesting date.

For the Executive Board members the following shares vested during 2016:

Shares vested for the Executive Board during 2016

	Shares	Granting date	Vesting date	Number of shares granted	Number of shares vested	Vesting price
Ralph Hamers[1]	LSPP Deferred share units [2]	27 Mar 2014	27 Mar 2016	828	828	€10.95
	LSPP Deferred share units [2]	27 Mar 2013	27 Mar 2016	3,441	3,441	€10.95
	LSPP Deferred share units [2]	28 Mar 2012	28 Mar 2016	3,512	3,512	€10.95
	LSPP Upfront shares	11 May 2016	11 May 2016	11,362	11,362	€10.39
Patrick Flynn	LSPP Upfront shares	11 May 2016	11 May 2016	5,940	5,940	€10.39
Wilfred Nagel	LSPP Deferred share units [3]	15 May 2013	15 May 2016	2,489	2,489	€10.30
	LSPP Upfront shares	11 May 2016	11 May 2016	7,311	7,311	€10.39

[1]	Shares granted to Ralph Hamers in March 2013 and 2014 were awarded for his performance in positions prior to his appointment to the Executive Board.
[2]	Upfront or deferred share units of Ralph Hamers are cash settled instruments, the ultimate value of which will be based on ING Group’s share price at the vesting date.
[3]	Shares granted to Wilfred Nagel in 2012 and 2013 were awarded for his performance in positions prior to his appointment to the Executive Board.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2016, 2015 and 2014.

Loans and advances to the individual members of the Executive Board

	2016				2015			2014
Amounts in thousands of euros	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
Ralph Hamers	2,499	2.6%	0	2,499	2.5%	0	2,499	2.5%	98
Patrick Flynn	0	0.0%	0	0	0.0%	0	0	0.0%	0
Wilfred Nagel	350	2.6%	150	500	2.0%	0	500	2.2%	250

ING shares held by Executive Board members

Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board at 31 December 2016, 2015 and 2014.

ING shares held by members of the Executive Board

Number of shares	2016	2015	2014
Ralph Hamers	50,216	44,182	44,182
Patrick Flynn	89,134	85,084	85,084
Wilfred Nagel	122,334	115,707	81,285

2017 Remuneration Executive Board

In the diagrams below, the median 2016 total (at target) remuneration is shown for the CEO and other Executive Board positions in the Euro Stoxx 50.

Current remuneration levels of the ING Executive Board are below the median of the Euro Stoxx 50 benchmark, and in the case of the CEO position, even significantly below. This remains a concern. ING needs to be able to attract and retain the best (international) talent for its Executive Board. It is ING’s aim to further reduce the gap between the total direct compensation of ING’s Executive Board and the median of the Euro Stoxx 50 peer group over time. In determining executive remuneration, the ING Supervisory Board is aware of the public debate surrounding this topic and strives to balance all stakeholder interests.

In this context, the Supervisory Board has decided to slightly increase the total (at target) remuneration of the CEO by 3% with effect from 1 January 2017. The remuneration of the other Executive Board members will remain the same.

In accordance with guidelines issued by the European Banking Authority (EBA), the variable remuneration of the members of the Executive Board will, as from 2017, be subject to tiered vesting over a period of five years. This will be applied for the first time in 2018 with regard to variable remuneration earned for the performance year 2017.

The Supervisory Board will continue to monitor the development of international remuneration policies and the benchmarks and will continue to support the Executive Board remuneration policy of compensating slightly below the median of the Euro Stoxx 50 benchmark. As such, annual reviews will be held and trends monitored.

Remuneration Supervisory Board Supervisory Board remuneration policy

On 25 April 2016, the AGM approved a new remuneration policy for the Supervisory Board. The policy aims to:

•	Move to a simpler and more transparent structure

•	Bring remuneration levels more in line with peers and with levels adequate to attract qualified (international) Supervisory Board members

•	Further align remuneration with increased responsibilities and time spent

The current Supervisory Board remuneration structure is set out in the below table:

Supervisory Board remuneration structure

Amounts in thousands of euros
Annual remuneration
Chairman Supervisory Board	125
Vice Chairman Supervisory Board	95
Supervisory Board Member	70
Committee fees (annual amounts)
Chairman Committee (excluding Corporate Governance Committee)	20
Member Committee (excluding Corporate Governance Committee)	10
Chairman Corporate Governance Committee	7,5
Member Corporate Governance Committee	5
Attendance fees (per meeting)
Attendance fee outside country of residence	2
Attendance fee outside continent of residence	7,5

In addition, members of the Supervisory Board are reimbursed for travel and business expenses.

2016 Remuneration Supervisory Board

The table below shows the remuneration, including attendance per Supervisory Board member.

2016 Remuneration Supervisory Board

	2016		2015		2014
Amounts in thousands of euros	Remuneration	VAT [1]	Remuneration	VAT	Remuneration	VAT
Jeroen van der Veer	178	37	122	26	118	25
Henk Breukink	115	24	83	17	76	16
Joost Kuiper [2]	30	6	81	17	93	19
Mariana Gheorghe [3]	98		40
Robert Reibestein	114	24	76	16	78	16
Herman-Josef Lamberti	149		111		81
Isabel Martín Castellá	114		92		87
Eric Boyer de la Giroday	114		92		53
Ann Sherry [4]	85

[1]	As of 2013, the remuneration of members of the Supervisory Board living in the Netherlands is subject to VAT.
[2]	Joost Kuiper left the Supervisory Board as of 25 April 2016. The remuneration figures for 2016 reflect a partial year as a member of the Supervisory Board.
[3]	Mariana Gheorghe is a member of the Supervisory Board as of 11 May 2015. The remuneration figures for 2015 reflect a partial year as a member of the Supervisory Board.
[4]	Ann Sherry is a member of the Supervisory Board as of 25 April 2016. The remuneration figures for 2016 reflect a partial year as a member of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the table above amounted to nil in 2016, 62,000 in 2015 and EUR 309,000 in 2014.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. Currently there are no loans and advances outstanding to Supervisory Board members.

ING shares and employee stock options held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board at 31 December 2016, 2015 and 2014.

ING shares held by members of the Supervisory Board

Number of shares	2016	2015	2014
Jeroen van der Veer	119,469	119,469	119,469
Hermann-Josef Lamberti	5,700	5,700	5,700
Eric Boyer de la Giroday	47,565	47,565	43,094

The following table contains information on the employee stock options outstanding by, and awards vested for, the members of the Supervisory Board.

Stock options on ING Groep N.V. shares held by members of the Supervisory Board at 31 December 2016

	Outstanding as at 31 December 2016	Expired in 2016	Outstanding as at 31 December 2015	Expired in 2015	Outstanding as at 31 December 2014	Expired in 2014
Eric Boyer de la Giroday	226,864	92,984	319,848	69,542	389,390	23,181

EMPLOYEES

The average number of employees at a full time equivalent basis was 51,943 at the end of 2016, of which 13,660 or 26.3%, were employed in the Netherlands. The distribution of employees with respect to the Group’s continuing and discontinued operations for the years 2016, 2015 and 2014 were as follows:

Average number of employees at full time equivalent basis

Average number of employees at full time equivalent basis
	The Netherlands			International				Total
	2016	2015	2014	2016	2015	2014	2016	2014	2013
Continuing operations	13,660	14,586	15,209	38,283	38,134	40,736	51,943	52,720	55,945
Discontinued operations	0	2,652	6,851	0	2,181	5,635	0	4,833	12,486

Total	13,660	17,238	22,060	38,283	40,315	46,371	51,943	57,553	68,431

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

Holders of ordinary shares or American Depositary Shares with a stake of 3% or more

To the best of our knowledge, as of 31 December 2016, no holder of ordinary shares or American Depositary Shares (“ADSs”), other than Blackrock Inc. and State Street Corporation held more than 3% of ING Group’s issued share capital.

On 31 December 2016, ING Groep N.V. and its subsidiaries held 600,634 ordinary shares or ADSs, representing 0.02% of ING Group’s issued share capital. ING Groep N.V. does not have voting rights in respect of shares and ADSs it holds or which are held by its subsidiaries.

Pursuant to section 5.3 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), shareholders and holders of ADSs are only required to provide updated information on their holdings once they cross threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not aware of any changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in the previous sentence.

On 31 December 2016, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs. As of 31 December 2016, members of the Supervisory Board and their related third parties held 172,734 Ordinary Shares of which 22,632 are restricted by a retention period. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

As of 31 December 2016, members of the Executive Board and their related third parties held 261,684 ordinary shares of which 29,312 are restricted by a retention period.

On 31 December 2016, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act. ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

As described in Item 10. ‘Additional information’, on 26 July 2016, bearer depositary receipts were automatically converted into Ordinary Shares and holders of bearer depositary receipts issued by Stichting ING Aandelen (the “Trust”) automatically became shareholders of ING Groep N.V. As of 31 December 2015, the Trust held 3,869,774,848 Ordinary Shares of ING Groep N.V., which represented over 99.9% of the Ordinary Shares outstanding. As of 31 December 2016, ING Groep N.V. was not aware of any arrangements the operation of which may result in a change of control of ING Groep N.V.

Related Party Transactions

As of 31 December 2016, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.8 million at an average interest rate of 2.6%. The largest aggregate amount of loans and advances outstanding to the members of the Executive Board during 2016 was EUR 3.0 million.

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

In addition, ING Group has entered into various transactions with related parties. For more information, see “Item 4”. Information on the Company” and Note 49 “Related parties” of Note 2.1 to the consolidated annual accounts.

Item 8.	Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

ING Groep and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. ING has also recently identified issues in connection with its US tax information reporting and withholding obligations in respect of prior periods. A review of such issues is ongoing, and at this time it is not possible to estimate any financial or other consequences thereof.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, a complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (“Villoldo”). Villoldo holds two judgments against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgments remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuba assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. In July 2015 the New York District Court dismissed all claims with prejudice. The Court of Appeals affirmed this judgment in April 2016. This judgement is now final.

In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (“SIBOR”) filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (“SOR”). The lawsuit refers to investigations by the Monetary Authority of Singapore (“MAS”) and other regulators, including the U.S. Commodity Futures Trading Commission (“CFTC”), in relation to rigging prices of SIBOR- and SOR-based derivatives. Currently, it is not possible to provide an estimate of the (potential) financial effect of this claim.

ING Bank Turkey has received various claims from (former) customers of legal predecessors of ING Bank Turkey. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Turkey in 2007 from Oyak. SDIF has also filed various lawsuits against ING Bank Turkey to claim compensation from ING Bank Turkey, with respect to amounts paid out to offshore account holders so far. ING Bank N.V. has initiated an arbitration procedure against OYAK in which ING Bank seeks to be held harmless for these claims. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank N.V., and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB stated that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requested a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. In March 2016, Ageas, VEB and certain other claimants announced that the claim in relation to Fortis has been settled. Ageas has agreed to pay €1.2 billion to investors as compensation, provided that the Amsterdam Court of Appeal declares the settlement to be binding. According to the settlement documentation, as filed by Ageas with the Court of Appeal in May 2016, the settlement agreement contains a third-party clause by which the banks will also be released from the claims made by VEB and certain other claimants, if the settlement becomes unconditional.

A number of retired employees of ING Belgium have initiated legal proceedings against ASCEL (a non-profit organisation established by ING Belgium that provided medical insurance coverage to current and retired employees till the beginning of 2015 via a subdivision of ASCEL: FMC) and ING Belgium following the decision to externalise this medical insurance coverage which resulted in an increase of premium. Following a summary proceedings in which the initial claim of the retired employees was rejected, proceedings at the Court of first instance have been initiated aiming to either uphold the former insurance coverage or reimburse the increase of premium. In a decision of September 2016, the Court has considered that FMC has validly been closed but that, as the medical coverage qualifies as an insurance contract not linked with the professional activity of the claimants, ING could not unilaterally terminate the agreement between FMC and the pensioners. The Court has yet to determine the amount of damages. The Court decision is subject to appeal. A provision has been taken.

ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. A provision has been taken. However, the aggregate financial impact of the current and future litigation could become material.

As requested by the AFM, ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks had to re-assess certain client files, potentially including derivative contracts that were terminated prior to April 2014 or other client files. As advised by the AFM, the Minister of Finance appointed a Committee of independent experts (the ‘Committee’) which has established a uniform recovery framework for Dutch SME clients with interest rate derivatives. ING has adopted this recovery framework and will reassess individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework.

ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to the on-boarding of clients, money laundering and corrupt practices. ING Groep has also received related information requests from U.S. authorities. ING Groep and ING Bank are cooperating with such ongoing investigations and requests. It is currently not feasible to determine how the ongoing investigations and requests may be resolved or the timing of any such resolution, nor to estimate reliably the possible timing, scope or amounts of any resulting fines, penalties and/or other outcome, which could be significant.

Dividends

ING is committed to maintaining a healthy Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 11.75%, and to returning capital to its shareholders. ING aims to pay a progressive dividend over time. The Board proposes to pay a total dividend of EUR 2,560 million, or EUR 0.66 per ordinary share for the financial year 2016, subject to the approval of shareholders at the Annual General Meeting in May 2017. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2016, the final dividend will amount to EUR 0.42 per ordinary share and be paid in cash. These payments per share represent gross amounts which are subject to Dutch dividend withholding tax.

ING aims to pay an interim dividend with its half year results, as well as a final dividend each year, both in cash. Dividend proposals will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments.

Cash distributions on ING Groups ordinary shares are generally paid in Euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the shares are traded. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion.

If the Executive Board has been designated as a body authorised to resolve to issue shares, it may decide, with the approval of the Supervisory Board, that a distribution on ordinary shares shall be made in the form of ordinary shares instead of cash or to determine that the holders of ordinary shares shall be given the choice of receiving the distribution in cash or in the form of ordinary shares on such terms as the Executive Board, with the approval of the Supervisory Board, may decide.

The right to dividends and distributions in respect of the ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groups’ Articles of Association restricting the remittance of dividends to holders of ordinary shares, or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Group to DNB and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union.

Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information - Taxation - Netherlands Taxation”.

Significant changes

Since 31 December 2016, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Item 9.	The offer and listing

Ordinary Shares (nominal value EUR 0.01 per share) are traded on Euronext Amsterdam, the principal trading market for shares. The shares are also listed on the stock exchange of Euronext Brussels. ING Bank is one of the principal market makers for the shares on Euronext Amsterdam.

Since 13 June 1997, ADSs, have traded on the New York Stock Exchange under the symbol “ING”. Prior to 26 July 2016 each ADS represented one bearer depositary receipt issued by the Trust. Since the conversion, ADS represent an equal number of ordinary shares and are the principal form in which ordinary shares are traded in the United States. Prior to 13 June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 8 February 2013, among the Company, Stichting ING Aandelen, as trustee, such Depositary and the holders of ADSs from time to time. The Amended and Restated Deposit Agreement was further modified in July 2016 to delete all references to Stichting ING Aandelen and the bearer depositary receipts, following the abolishment of the bearer depository receipt structure. Under the Amended and Restated Deposit

Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2016, there were 111,827,173 ADSs outstanding, representing an equal number of ordinary shares. The ADSs were held by 604 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2016, an estimated 33% of outstanding Ordinary Shares are held in the United States, 21% in the United Kingdom, 10% in France, 9% in Germany, 4% in Switzerland, 4% in the Netherlands, 11% in the rest of Europe and 8% in the rest of the world. These figures are based on year-end 2016 estimates of institutional share ownership provided by IPREO.

The following are the high and low sales prices of the bearer depositary receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2012 – 28 February 2017:

	Euronext Amsterdam Stock Exchange		Trading volume in millions of bearer receipts	New York Stock Exchange		Trading volume in millions of ADRs

Calendar period	(EUR) High	(EUR) Low		(U.S.$) High	(U.S. $) Low
2012	7.49	4.53	5,685.5	9.84	5.56	835.0
2013	10.10	5.54	5,093.2	14.01	7.07	642.0
2014	11.95	9.50	4,733.0	14.92	12.82	488.4

2015
First quarter	13.95	10.35	1,509.6	15.12	12.24	199.3
Second quarter	15.48	13.45	1,183.0	17.29	14.54	145.8
Third quarter	15.90	12.38	1,211.4	17.26	13.83	220.8
Fourth quarter	13.74	11.92	1,022.8	14.87	13.22	152.8

2016
First quarter	12.45	9.18	1,407.3	13.31	10.49	210.6
Second quarter	11.54	8.30	1,245.5	13.06	9.26	228.1
Third quarter	11.59	8.40	1,108.6	12.87	9.30	175.5
Fourth quarter	13.79	10.78	1,109.9	14.68	12.08	193.0

2016 and 2017
September 2016	11.59	10.35	372.5	12.87	11.76	54.7
October 2016	12.09	10.78	329.6	13.20	12.08	54.0
November 2016	13.35	11.48	421.8	14.35	12.72	66.4
December 2016	13.79	12.40	358.4	14.68	13.32	72.7
January 2017	14.05	13.12	278.8	14.78	14.08	53.8
February 2017	13.93	12.81	290.9	15.02	13.63	58.5

Item 10.	Additional information

Articles of Association

ING Groep N.V. is a holding company organised under the laws of the Netherlands. Its object and purpose, as set forth in article 3 of its Articles of Association, is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of lending, the financial markets, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing. ING Groep N.V. is registered under file number 33231073 with the Trade Register of the Chamber of Commerce and the Articles of Association are available there and on ING’s website.

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

The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age for members of the Executive Board under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 6 7.

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

Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than half of the issued share capital.

ING Group indemnifies the members of the Supervisory Board and the Executive Board against direct financial losses in connection with claims from third parties as far as permitted by law on the conditions laid down in an indemnity statement (with respect to the Supervisory Board members) or their employment or commission contract (with respect to the Executive Board members). ING Group has taken out liability insurance for the members of the Supervisory Board and Executive Board.

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

Exchange controls

Cash distributions, if any, payable in Euros on Ordinary Shares and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank and, further, no payments, including dividend payments, may be made to jurisdictions or persons subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or adopted by the European Union.

Obligations of shareholders to disclose holdings

Section 5.3 of the Dutch Financial Supervision Act (“Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest, whether through ownership of Ordinary Shares, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of ordinary shares, ADSs or any other financial instrument whether stock settled or cash settled, such as call or put options, warrants, swaps or any other similar contract, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

The notification will be recorded in the register, which is held by the Dutch Authority for the Financial Markets for that purpose, which register is available for public inspection.

Non-compliance with the obligations of the Major Holdings Rules can lead to criminal prosecution or administrative- law sanctions. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Dutch Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.

Restrictions on share ownership

As of 31 December 2016 there were no limitations under Dutch law or the Articles of Association on the right to own Ordinary Shares, including the right of non-Dutch nationals or residents rights to hold or exercise voting rights.

GENERAL MEETING

Frequency, notice and agenda of General Meetings

ING’s General Meeting is normally held each year in April or May to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on:

•	The distribution of dividends or other distributions;
•	The appointment and/or reappointment of members of the Executive Board and the Supervisory Board;
•	Any other items requiring shareholder approval pursuant to Dutch law; and
•	Any other matters proposed by the Supervisory Board, the Executive Board or shareholders in accordance with the Articles of Association.

As of the Annual General Meeting of 2017 Corporate Governance will only be a separate agenda item in case of material corporate governance changes.

General Meetings are convened by public notice via the ING Group website (www.ing.com) at least 42 days before the day of the General Meeting. As of the date of convening a General Meeting, all information relevant for shareholders is made available via the ING Group website and through its head office. As provided in the Dutch Civil Code, implementing the BRRD, ING Group’s Articles of Association permit to shorten this convocation period to 10 days if (i) ING Group meets the criteria for early intervention measures, (ii) resolution can be avoided by means of a capital increase and (iii) a general meeting would be required to enable ING Group to issue the required number of shares. Information relevant for shareholders includes the notice of the General Meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals, such as proposals to amend the Articles of Association, are normally not included in the notice, but are made available separately on the website of ING Group and at the ING Group head office.

Proposals by shareholders

Proposals to include items on the agenda for a General Meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders representing together a certain interest in ING’s share capital. As of 26 July 2016 the Articles of Association of ING Group were amended to the effect that this interest should represent at least one per cent of the issued share capital.

Dialogue with shareholders

Shareholders are given the opportunity to contact ING about the Annual General Meeting, via the Annual General Meeting dedicated web page on the website of ING Group (www.ing.com).

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals at that general meeting is the 28th day before the day of the general meeting. Only those who hold shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding any subsequent sale or purchase of shares . The record date is published in the notice for the general meeting. If the shortened convocation of 10 days is applicable (see above, paragraph: “Frequency, notice and agenda of General Meetings”), the record date is two days after the convocation date.

In accordance with US requirements, the depositary sets a record date for the ADRs, which date determines which ADRs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders.

Attending General Meetings

Holders of ordinary shares may attend a General Meeting, or may grant in writing a proxy to a third-party to attend the meeting and to vote on their behalf. Prior to General Meetings, ING will make proxy forms available on its website. For logistical reasons, attending the General Meeting, either in person or by proxy, is subject to the requirement that ING Group is notified in advance. Instructions to that effect are included in the notice for the General Meeting.

General Meetings are webcast via ING Group’s website (www.ing.com), so that shareholders who do not attend the General Meeting in person may nevertheless follow the meeting online.

Voting rights on shares

Each share entitles the holder to cast one vote at the General Meeting. The Articles of Association do not restrict the voting rights on any class of shares. ING Group is not aware of any agreement pursuant to which voting rights on any class of its shares are restricted.

Proxy voting facilities

ING Group provides proxy voting facilities to its investors via its website and solicits proxies from its ADR holders in line with common practice in the US.

Proxy voting forms for shareholders are made available on the website of ING Group (www.ing.com). By returning the form, shareholders will give a proxy to an independent proxy holder (a public notary registered in the Netherlands) who will vote according to the instructions expressly given on the proxy form. The submission of these forms is subject to additional conditions specified on such forms.

To encourage participation at the Annual General Meeting, ING provides the EVO (e-voting) platform, an online facility through which shareholders can register for a meeting or appoint a proxy.

Main powers of the General Meeting

The main powers of the General Meeting are to decide on:

•	The appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association.

•	The adoption of the annual accounts.

•	The declaration of dividends, subject to the power of the Executive Board to allocate part or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board and approved by the Supervisory Board.

•	The appointment of the external auditor.

•	An amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board with approval by the Supervisory Board.

•	The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which was approved by the Supervisory Board.

•	The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

In addition, the approval of the General Meeting is required for Executive Board decisions that would be expected to have a material effect on the identity or nature of ING Group or its enterprise.

Reporting

Resolutions adopted at a General Meeting are generally published on the website of ING Group (www.ing.com), within one week following the meeting. The draft minutes of the General Meeting are, in accordance with the Corporate Governance Code, made available to shareholders on the website of ING Group (www.ing. com) no later than three months after the meeting. Shareholders may react to the draft minutes in the following three months, after which the final minutes are adopted by the chairman of the meeting in question and by a shareholder appointed by that meeting. The final minutes are made available on the website of ING Group (www.ing.com). In a deviation from the provisions of the Corporate Governance Code, shareholders will not have the opportunity to react to the minutes of a General Meeting if a notarial report of the meeting is made, as this would be in conflict with the laws applicable to such notarial report.

CAPITAL AND SHARES

Capital structure

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to the ING Continuity Foundation (“Stichting Continuïteit ING”). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one-third of the total issued share capital of ING Group (see page F-63).

The purpose of this call option is to protect the independence, the continuity and the identity of ING Group against influences that are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers). However, the ordinary shares are not used for protective purposes.

The Board of the ING Continuity Foundation is comprised of four members who are independent of ING Group. No (former) Executive Board member, (former) Supervisory Board member, (former) ING Group employee or (former) permanent adviser to ING Group is on the Board of the ING Continuity Foundation. The Board of the ING Continuity Foundation appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group.

ING Group’s authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. For reasons of flexibility and to meet the requirement as set forth in the Bank Resolution and Recovery Directive (“BRRD”) that the amount of authorised share capital should at all times be sufficient to permit the issuance of as many ordinary shares as required for a potential future bail-in, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law, which is five times the actually issued share capital.

Issuance of shares

Share issuances are decided by the General Meeting, that may also delegate its authority. Each year, a proposal is made to the General Meeting to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights to existing shareholders.

In the context of ING’s corporate governance review that was performed in 2015-2016 the authorisation of the Executive Board to issue ordinary shares was revised. The new set-up and content has been discussed with many investors, proxy advisors and other stakeholders and ING has taken into account their feedback.

The currently applicable share issue authorisation enables the Executive Board to issue ordinary shares (including the granting of rights to subscribe for ordinary shares, such as warrants or in connection with convertible debt instruments) for a period of 18 months, ending on 25 October 2017:

1.	up to 40% of the issued share capital, as a general rule with pre-emptive rights of existing shareholders; plus

2.	up to 10% of the issued share capital, with or without pre-emptive rights of existing shareholders.

The share issue authorisation which will be proposed to the 2017 Annual General Meeting will be along the same lines. Its first element will enable the Executive Board to issue up to 40 percent of the issued share capital by means of a rights issue. This entails that the shares to be issued will be offered to all shareholders in proportion to their existing holdings of ordinary shares as nearly as may be practical. However, the Executive Board and Supervisory Board may exclude certain shareholders from such a share offering for practical or legal reasons such as record dates, fractional entitlements, treasury shares, applicable legal restrictions on share offerings or in the context of a syndicated rights issue.

In line with market practice, ING Group currently intends to include the following categories of shareholders in such a share offering by way of a rights issue:

1.	Qualified investors as well as retail investors in the Netherlands and the US (SEC registered offering).

2.	Qualified investors in EU member states;

Retail investors in EU member states where ING has a significant retail investor base, provided that it is feasible to meet local requirements (in ING’s 2009 rights offering, shares were offered to existing shareholders in Belgium, France, Germany, Luxemburg, Spain and the UK, where ING believed the vast majority of retail investors were located at that time);

Qualified or institutional investors in Canada and Australia.

Shareholders who are not allowed to, do not elect to, or are unable to subscribe to a rights offering, are entitled to sell their rights in the market or receive any net financial benefit upon completion of a rump offering after the exercise period has ended.

Retail investors in Canada and Australia and investors in Japan will not be included in such a share offering.

This delegation of authority allows ING Group to respond promptly to developments in the financial markets. Without such delegation, should ING Group wish to issue new shares, there would be an increased risk that conditions in the financial markets may change during the time needed to convene a General Meeting, especially given the 42-day statutory convocation period.

Transfer of shares and transfer restrictions

Shares not included in the Securities Giro Transfer system (“Wet Giraal Effectenverkeer” system) are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of ordinary shares.

Shares which are included in the Securities Giro Transfer system are transferred pursuant to the Securities Giro Transfer Act (“Wet Giraal Effectenverkeer”). Shareholders wishing to transfer such shares must instruct the securities intermediary where their shares are administered accordingly.

Repurchase of shares

ING Group may repurchase issued shares. Although the power to repurchase shares is vested in the Executive Board subject to the approval of the Supervisory Board, prior authorisation from the General Meeting is required for these repurchases. Under Dutch law, this authorisation lapses after 18 months. Each year, a proposal is made to the General Meeting to authorise the repurchase of shares by the Executive Board.

Pursuant to this authorisation, no more than 10% of ING Group’s share capital may be held as treasury shares. When repurchasing shares, the Executive Board must observe the price ranges prescribed in the authorisation. For the ordinary shares , the authorisation currently in force stipulates a minimum price of one eurocent and a maximum price equal to the highest stock price on the Amsterdam stock exchange on the date on which the purchase agreement is concluded or on the preceding day of stock market trading.

Special rights of control

No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (“Wet op het financieel toezicht”), any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, American depositary receipts (“ADRs”) or any other financial instrument, whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group. The notification will be recorded in a public register that is held by the Dutch Authority for the Financial Markets.

Details of investors, if any, who have reported their interest in ING Group pursuant to the Dutch Financial Supervision Act (or the predecessor of this legislation), are shown on page 141.

ING Group is not aware of any investors (or potential shareholders) with an interest of three percent or more in ING Group other than those shown on page 141 as per year-end 2016.

Pursuant to Regulation (EU) no. 236/2012 of the European Parliament and the Council on short-selling and certain aspects of credit default swaps, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares or ADRs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares or ADRs, is required to notify, in accordance with the provisions of the above-mentioned regulation:

a.	The Dutch Authority for the Financial Markets if, as a result of such acquisition or disposal the person’s net short position reaches, exceeds or falls below 0.2% of the issued share capital of ING Group and each 0.1% above that.

b.	ING Group if, as a result of such acquisition or disposal the person’s net short position reaches, exceeds or falls below 0.5% of the issued share capital of ING Group and each 0.1% above that.

Investor Relations and bilateral contacts with investors

ING Group encourages and recognises the importance of bilateral communication with the investment community. The Investor Relations department actively manages communications with current and potential shareholders, holders of ADRs, bondholders, and industry analysts.

ING Group strives to provide clear, accurate and timely financial information that is in strict compliance with applicable rules and regulations, in particular those concerning selective disclosure, inside information and equal treatment. In addition to the Annual General Meeting, ING Group communicates with its shareholders and the investment community through earnings announcements, presentations, and meetings with analysts or investors.

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

ING Group participates in several industry conferences and generally hosts one Investor Relations Day every two to three years. These events are announced in advance on ING Group’s website, and presentation materials are made available in real time on the website. This is in accordance with the applicable regulatory requirements intended to ensure that all shareholders and other market participants have equal and simultaneous access to information that could potentially influence the price of the company’s securities. ING Group’s Investor Relations Days can be accessed by means of live webcasts. Investor Relations Days or conferences in which ING Group participates will not take place during the period immediately prior to the publication of quarterly financial results.

ING Group strives to maintain an open and constructive dialogue with current and potential investors, and with industry analysts. The scope of such bilateral communication may range from single investor queries via email, to more elaborate discussions with analysts or institutional investors that take place via telephone or face-to-face. ING Group’s Investor Relations department is the main point of contact for these communications. Executive Board members or Management Board Banking or divisional management members may also participate in investor meetings. These meetings are not announced in advance, nor can they be followed by webcast or any other means. Information provided during such occasions is limited to what is already publicly available.

If bilateral communication between ING Group and investors is organised and/or facilitated through a broker, an analyst or specialist salesperson representing the broker may be present in the meeting.

In the event that any inside information is inadvertently disclosed during any bilateral contacts, it is ING Group’s policy, in accordance with applicable regulations, to publish such information as soon as possible.

ING Group may decide not to accommodate or accept any requests or invitations to enter into a dialogue with potential investors, or to accommodate or accept such request or invitation under specific conditions. ING does not initiate bilateral contacts during the period immediately prior to publication of regular quarterly results.

Approximately 25 analysts actively cover and generally issue reports on ING Group. A list of these analysts can be found under “Analyst Coverage” in the Investor Relations section of ING Group’s website. During 2016, ING Group did not provide any form of compensation to parties that are directly or indirectly involved in the production or publication of analysts’ reports, with the exception of credit-rating agencies.

ING Group participated in 13 industry conferences during 2016. In total, there were approximately 700 meetings (including conference calls) with institutional investors and/or analysts during 2016. Conference presentations and face-to-face meetings with investors and/or analysts took place in 47 different cities across the globe.

ING Group held an Investor Day on 3 October 2016. “Accelerating Think Forward” was the theme of the strategy update that CEO Ralph Hamers and other executives presented at this event, which was held in Amsterdam, the Netherlands.

The geographical distribution of ING Group’s investor base is diverse: an estimated 33% of our shares are held in the United States, 21% in the United Kingdom, 10% in France, 9% in Germany, 4% in Switzerland, 4% in the Netherlands, 11% in rest of Europe and 8% in the rest of the world.

These figures are based on the year-end 2016 estimates of institutional share ownership provided by IPREO.

CHANGE OF CONTROL PROVISIONS

Legal provisions

Pursuant to the terms of the Dutch Financial Supervision Act, a declaration of no objection from the European Central Bank must be obtained by anyone wishing to acquire or hold a participating interest of at least 10 percent in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

Change of control clauses in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated, in case of a change of control of ING Group following a public bid as defined in section 5:70 of the Dutch Financial Supervision Act.

ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint-venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, insurance and reinsurance agreements and futures and option trading agreements. Following a change of control of ING Group (as a result of a public bid or otherwise) such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions.

Severance payments to members of the Executive Board

The contracts entered into with the members of the Executive Board provide for severance payments, that become due upon termination of the applicable Executive Board member’s contract, including if this occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. For purposes of calculating the amounts due, it is not relevant whether or not termination of the employment or commission contract is related to a public bid. Severance payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary, in line with the Corporate Governance Code.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

The General Meeting may resolve to amend the Articles of Association of ING Group, provided that the resolution is adopted based on a proposal of the Executive Board, which has been approved by the Supervisory Board. An amendment of the Articles of Association must be passed by notarial deed.

TAXATION

The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of our Ordinary Shares or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below) who hold Ordinary Shares or ADSs as capital assets.

For the purposes of this summary, a “U.S. Shareholder” is a beneficial owner of Ordinary Shares or ADSs that is:

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

This summary is based on the United States Internal Revenue Code of 1986 and the laws of the Netherlands, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of Ordinary Shares or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V., investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that acquired or dispose of Ordinary Shares or ADSs as part of a wash sale, or investors that own Ordinary Shares or ADSs through a partnership), some of which may be subject to special rules.

Moreover, this summary does not discuss the Dutch tax treatment of a holder of Ordinary Shares or ADSs that is an individual who receives income or capital gains derived from the Ordinary Shares and ADSs and this income received or capital gains derived are attributable to the past, present or future employment activities of such holder.

The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax and Netherlands tax purposes, holders of ADSs will be treated as the owners of the Ordinary Shares underlying the ADSs, and exchanges of Ordinary Shares for ADSs, and exchanges of ADSs for Ordinary Shares, will not be subject to United States federal income tax or Netherlands income tax. References to Ordinary Shares in this section include references to ADSs.

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

Provided that certain conditions are met, under the Treaty dividends paid to qualifying exempt pension trusts and other qualifying exempt organizations, as defined in the Treaty, are exempt from Dutch dividend withholding tax. To obtain a refund of the tax withheld such qualifying exempt pension trusts are required to file a request. Only if certain conditions are fulfilled, such qualifying exempt pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organizations (other than qualifying exempt pension trusts) can only file for a refund of the tax withheld. Under certain circumstances, certain exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch dividend withholding tax upon their request pursuant to Dutch tax law. Further, based on Dutch tax law not yet entered into force, in those circumstances, an exemption at source may also become available upon request.

As per January 1, 2017, a new dividend withholding tax refund provision was introduced in Dutch law. Based on this new provision, upon request and under certain conditions, certain qualifying individual and corporate holders of Ordinary Shares or ADSs which are not subject to personal or corporate income tax in the Netherlands may request a refund of Dutch dividend withholding tax insofar the withholding tax withheld is higher than the personal or corporate income tax which would have been due if they were resident or established in the Netherlands. This refund is, however, not applicable when, based on the Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the U.S. Shareholder. However, it is unclear whether or how the Netherlands would determine whether, based on the double taxation convention, a credit is available in the country of residence of the holder for purposes of this refund. See “United States Taxation—Taxes on dividends” for more information. The new provision in essence is intended to be a codification of certain judgements by both the European Free Trade Association Court of Justice and the European Court of Justice that already indicated that in certain circumstances a refund should be available prior to the introduction of the new provision. It is possible that this new provision is an insufficient codification of these judgements and that based on EU law a larger refund should be provided.

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

Taxes on income and capital gains

Income and capital gains

Income and capital gains derived from the Ordinary Shares or ADSs by an individual or corporate U.S. Shareholder are generally not subject to Netherlands income tax or corporation tax, unless:

i.	such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the U.S. Shareholder; or

ii.	the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-Dutch resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Ordinary Shares or ADSs are attributable; or

iii.	such income and capital gains are derived from a direct, indirect or deemed substantial interest in the share capital of ING Group N.V. (such substantial interest not being a business asset), and, in the case of a non-Dutch resident corporate shareholder only, that substantial interest is being held with the primary aim or one of the primary aims to avoid the levy of income tax or dividend withholding tax from another person and is put in place without valid economic reasons that reflect economic reality;

iv.	in case of a non-Dutch resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the Ordinary Shares or ADS are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to Article 17(3)(c) of the Dutch Corporate Tax Act 1969; or

v.	in case of a non-Dutch resident individual, such individual derives income or capital gains from the Ordinary Shares or ADSs that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (‘resultaat uit overige werkzaamheden’, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the Ordinary Shares or ADSs that exceed regular portfolio management.

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

Gift or inheritance tax

No Netherlands gift or inheritance tax will be imposed on the transfer or deemed transfer of the Ordinary Shares or ADSs by way of a gift by or on the death of a U.S. Shareholder if, at the time of the gift or the death of that shareholder, such shareholder is not a (deemed) resident of the Netherlands.

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

UNITED STATES TAXATION

Taxes on dividends

Subject to the passive foreign investment company rules discussed below, for United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the U.S. Shareholder. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the Ordinary Shares, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the Ordinary Shares and thereafter as capital gain. Because ING Groep N.V. does not keep account of its earnings and profits, as determined for United States federal income tax purposes, U.S. Shareholders should generally expect to treat any distribution as a dividend for U.S. federal income tax purposes.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the circumstances of the U.S. Shareholder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the shareholder. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Shareholder that are considered qualified dividend income will be taxable to the shareholder at preferential rates applicable to long-term capital gains provided that the shareholder holds the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by ING Groep N.V. with respect to the Ordinary Shares generally will be qualified dividend income.

Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. To the extent a refund of the tax withheld is available to you under Dutch law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against your United States federal income tax liability. It is unclear whether or how the Netherlands would apply this rule in determining whether, based on the Treaty, a credit is available in the United States for purposes of the new dividend withholding tax refund provision described in “Netherlands Taxation—Withholding tax on dividends”. Furthermore, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates.

Since payments of dividends with respect to Ordinary Shares will be made in Euros, a U.S. Shareholder will generally be required to determine the amount of dividend income by translating the Euro into United States dollars at the “spot rate” on the date the dividend distribution is includable in the income of the U.S. Shareholder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is includable in the income of the U.S. Shareholder to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxes on capital gains

Subject to the passive foreign investment company rules discussed below, gain or loss on a sale or exchange of Ordinary Shares by a U.S. Shareholder will generally be a capital gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the Ordinary Shares for more than one year, such gain or loss will generally be long-term capital gain or loss. Long-term capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates. In general, gain or loss from a sale or exchange of Ordinary Shares by a U.S. Shareholder will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company

ING Groep N.V. believes it is not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. This is a factual determination that must be made annually and thus may change.

If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder made an effective election to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares, any gain from the sale or disposition of Ordinary Shares by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions in a single taxable year exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years. Dividends received by a U.S. Shareholder will not be eligible for the special tax rates applicable to qualified dividend income if ING Groep N.V. were to be treated as a PFIC with respect to the shareholder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

A U.S. Shareholder who owns Ordinary Shares during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

Item 11.	Quantitative and Qualitative Disclosure of Market Risk

See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and Note 2.2.1 “Risk Management” to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non-market-related risks.

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2016, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 3,181,753.99.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2016:

Amount reimbursed

Amounts in euros	2016
Category of expense reimbursed to ING
Investor relations, including upfront contribution	3,181,754

Total	3,181,754

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

Internal control over financial reporting

Due to the listing of ING shares on the new York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant op Section 404 of the Sarbanes-Oxley Act, SOX 404.

These regulations require that the Chief Executive Officer and the Chief Financial Officer of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting.

SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement which denotes that the Company’s internal control over financial reporting is effective as of 31 December 2016. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.

Changes in Internal Controls over Financial Reporting

In the assessment of the internal control over financial reporting for the year ended December 31, 2015, ING Group disclosed a material weakness related to the determination of specific accounting policies for certain aspects of the “anchor investment transaction” undertaken in connection with the July 2014 IPO of NN Group. ING remediated this material weakness by revising and clarifying its accounting policy controls related to complex divestiture transactions. With regards to transactions with a high degree of accounting complexity, ING enhanced the identification, evaluation and documentation of alternative accounting considerations and policy judgements, including the communication and dialogue throughout the chain of management and with the Audit Committee. Furthermore, based upon self-assessment of in-house accounting skills against transactions, management has applied additional technical skills and resources to such transactions, as appropriate.

Report of the Executive Board on internal control over financial reporting

The Executive Board is responsible for establishing and maintaining adequate internal control over financial reporting. ING’s internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of ING;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors;

and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use of disposition of our assets that could have a material effect on our financial statements.

Because if its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Executive Board assessed the effectiveness of our internal control over financial reporting as of 31 December 2016. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Reporting - Integrated Framework (2013 framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over financial reporting is effective as of 31 December 2016.

Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ING Groep N.V.

We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of the Executive Board on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on ING Groep N.V.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of ING Groep N.V. as of December 31, 2016 and the related consolidated statements of profit and loss, comprehensive income, cash flows, and changes in equity for the year ended December 31, 2016, and our report dated March 13, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 13, 2017

Item 16A.	Audit Committee Financial Expert

Following the unforeseen departure in September 2015 of Carin Gorter, no member of the Audit Committee is considered as a “financial expert” as defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe our Audit Committee members are nonetheless fully qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters. Eric Boyer de la Giroday is a financial expert as defined in the Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

Item 16B.	Code of Ethics

How we work

What does ING believe in and what sets it apart from other companies? In January 2015, the Orange Code was launched, a framework for a common corporate culture to unite employees, based on input from employees themselves.

The Orange Code, which is based on the principle of “integrity above all”, comprises:

•	Values that set the standard. The non-negotiable promises we make to the world no matter what.
•	We are honest.
•	We are responsible.
•	We are prudent.

•	Behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:
•	You take it on and make it happen.
•	You help others to be successful.
•	You are a step ahead.

The Orange Code underpins all people processes and tools including performance management. We also have ongoing local and global communication programmes around living the Orange Code to make sure it is embedded within ING.

June saw the launch of kudos, ING’s online compliment tool. Employees can send compliments to colleagues for displaying Orange Code behaviours. ING believes that compliments can shape people’s behaviour and lead to better performance. Regular compliments lead to more positive emotions, stimulate behaviour directly linked to the Orange Code and ultimately foster a more productive culture. At the end of 2016, more than 33,000 employees had signed up as kudos users and just under 143,000 compliments were sent.

In a recent survey, 97 percent of employees globally, indicated they were familiar with the Orange Code, 79 percent were aware of the Code and 18 percent said that they had heard of it (“it rings a bell”).

Banker’s Oath

Since April 2015, all new employees working for ING in the Netherlands take the Banker’s Oath routinely. The oath contains a set of principles affirming the banking industry’s commitment to maintain high standards of ethical behavior. A disciplinary sanction mechanism is linked to breaches of these principles.

An Ethics Centre of Expertise (ECE) and a Banker’s Oath Committee were also established to support employees in dilemma management. The ECE provides training and a methodology (a so-called “seven-step approach”) which is used in dilemma discussions and to support balanced decision making in dilemmas experienced by employees and management.

The Banker’s Oath Committee was established to provide a platform for employees and management to discuss more complex dilemma cases. Advice is also given to help ethical decision-making and to resolve dilemmas

Item 16C.	Principal Accountant Fees and Services

External auditors

At the Annual General Meeting held on 11 May 2015, KPMG was appointed as the external audit firm for ING Group for the financial years 2016 through 2019. This appointment includes the responsibility to audit the financial statements of ING Group for the financial year 2016, to audit the effectiveness of internal control over financial reporting on 31 December 2016, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Additionally KPMG performs a review of the sustainability information in the annual report to obtain limited assurance about whether this information is free from material misstatement.

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Audit Committee and of the Risk Committee and attended and addressed the 2016 Annual General Meeting, at which the external auditor was questioned on the audit opinion.

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

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. These services consisted primarily of IT audits, work performed relating to comfort letters issued in connection with prospectuses and reviews of SEC product filings.

Tax fees

Over 2016 no tax fees were paid. Under the current ING Policy on External Auditor Independence most tax services are prohibited and some tax services are only allowed after specific approval under an ‘exception procedure’.

More information on ING’s policy regarding external auditor’s independence is available on the website of ING Group (www.ing.com).

Reference is made to Note 27 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2016, 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2016 and 2015.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

This chapter reports on the application of the Dutch Corporate Governance Code effective as from 1 January 2009 (“Corporate Governance Code”), at ING Groep N.V. (“ING Group”), including information on ING’s share capital, control, Executive Board, Supervisory Board and external auditor.

This chapter, including the parts of this Annual Report incorporated by reference, with the separate publication “ING’s implementation of the Dutch Corporate Governance Code” dated April 2010, (see www.ing. com), together comprise the “corporate governance statement“ as specified in section 2a of the Decree with respect to the contents of the annual report (“Besluit tot vaststelling van nadere voorschriften omtrent de inhoud van het jaarverslag”)1.

Recent developments

Corporate governance review 2015

As announced in the 2014 Annual Report, the Executive Board and Supervisory Board, assisted by its Corporate Governance Committee, have reviewed ING Group’s corporate governance, including the depositary receipts structure, in 2015. An external law firm and a proxy advisory firm have advised ING in this review. As part of this review ING has also reached out to investors, proxy advisors and other stakeholders to seek their views on key elements of the corporate governance. Also the board structure and the interaction between the Supervisory Board and the ING organisation were reviewed.

The outcome of the review was submitted to the 2016 Annual General Meeting, in the form of a proposal to amend ING Group’s articles of association, in particular the provisions concerning the appointment, suspension and dismissal of the members of the Executive Board and of the Supervisory Board (see pages 119 and 125).

The Annual General Meeting adopted the proposed amendments of the articles of association which implied the abolition of the depositary receipts structure.

Legislative and regulatory developments

On 11 February 2016 the proposal for revision of the Dutch Corporate Governance Code was published by the Corporate Governance Code Monitoring Committee. The final version of the revised Dutch Corporate Governance was published on 8 December 2016. The Code is based on the “comply or explain” principle and applies as from the financial year 2017.

Corporate Governance Codes

Compliance with the Corporate Governance Code

ING Group uses the Corporate Governance Code as reference for its corporate governance structure and practices.

The application of the Corporate Governance Code by ING is described in the 2010 publication “ING’s implementation of the Dutch Corporate Governance Code”, which is available on the website of ING Group (www.ing.com). This is to be read in conjunction with this section and is deemed to be incorporated into this section. In case there is a difference between the content of ING’s publication and this section, this section will prevail.

Dutch Banking Code

The Dutch Banking Code (“Banking Code”), a revised version of which was adopted by the Dutch Banking Association in 2014, is applicable only to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application to ING Bank is described in the “Application of the Dutch Banking Code by ING Bank N.V.”, available on the ING Group website (www.ing.com). This is to be read in conjunction with the Annual Report of ING Bank N.V. ING Group voluntarily applies the principles of the Banking Code regarding remuneration to the members of its Executive Board and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

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

ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (“naamloze vennootschap”) with a two-tier board structure has an executive board as its management body and a supervisory board that advises and supervises the executive board. In general, members of the executive board are employees of the company while members of the supervisory board are not. The latter are often former state or business leaders and sometimes former members of the executive board. A member of the executive board or other officer or employee of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board. Under the Corporate Governance Code, all members of the supervisory board, with the exception of not more than one person, should be independent. The definition of independence under the Corporate Governance Code however differs in its details from the definitions of independence under the NYSE listing standards. In some cases, Dutch requirements are stricter; in other cases the NYSE listing standards are stricter. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains a “comply-or- explain” principle, offering the possibility of deviating from the Code as long as any such deviations are explained. To the extent that such deviations are approved by the general meeting, the company is deemed to be fully compliant with the Code.

•	Consistent with Dutch law, the supervisory board committees generally act only in an advisory capacity to the supervisory board and, for instance, ING’s Remuneration Committee may not directly set the compensation of the CEO.

•	Dutch law requires that ING Group’s external auditors be appointed by the General Meeting and not by the Audit Committee.

•	The articles of association of ING Group (“Articles of Association”) provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies that are subject to NYSE’s listing rules that require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III.

Item 18.	Consolidated Financial Statements

Reference is made to the Annual Report 2016 of ING Group, pages F-1 to F-238.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 26 July 2016 (incorporated by reference to ING Groep N.V.’s Report on Form 6-K furnished on 6 January 2017)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.4	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.5	First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.000% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.6	Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.500% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

Exhibit 15.2	Consent of KPMG Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ING Groep N.V. (Registrant)

	By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: 13 March 2017

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations.

Information for 2016, 2015 and 2014 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Year ended 31 December	2016	2015	2014
Return on equity of the banking operations	11.4%	14.9%	7.5%
Return on equity of ING Group	10.8%	10.6%	2.1%
Return on assets ING Group	0.6%	0.6%	0.1%
Equity to assets of ING Group	5.6%	5.4%	4.8%
Net interest margin of the banking operations	1.5%	1.5%	1.5%

AVERAGE BALANCES AND INTEREST RATES

The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest income figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest income figures to the corresponding line items in the consolidated financial statements is provided hereunder.

The comparative amounts in this section for assets and liabilities in the IFRS balance sheet of the year ended 31 December 2014 include assets and liabilities of ING Vysya Bank Ltd.

ASSETS

Interest-earning assets

	2016			2015			2014
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	32,058	58	0.2	29,058	51	0.2	16,032	72	0.5
foreign	22,888	323	1.4	26,299	290	1.1	30,578	330	1.1
Loans and advances
domestic	215,528	6,674	3.0	221,511	7,618	3.4	220,246	8,336	3.8
foreign	381,663	11,651	3.1	362,259	11,449	3.2	335,075	11,538	3.4
Interest-earning securities(1)
domestic	35,842	472	1.3	34,637	537	1.6	33,374	634	1.9
foreign	69,780	1,638	2.3	75,100	1,765	2.4	76,955	2,006	2.6
Other interest-earning assets
domestic	14,762	31	0.2	8,353	38	0.5	14,692	106	0.7
foreign	20,907	77	0.4	17,194	87	0.5	15,796	164	1.0

Total	793,428	20,924	2.6	774,411	21,835	2.8	742,748	23,186	3.1
Non-interest earning assets	34,612			41,334			38,177
Derivatives assets	44,818			49,363			39,907
Total assets	872,858			865,108			820,832

Percentage of assets applicable to foreign operations		63.6%			64.5%			65.2%
Interest income on derivatives		22,917			24,333			25,138
other		341			189			614

Total interest income		44,182			46,357			48,938

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.
(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts will be adjusted in the ING 2016 Annual accounts. In this additional information, however, the year-end 2015 cash pool balances in Loans and advances to customers and Customer deposits are still presented on a net basis in order to provide consistent information to its users.

LIABILITIES

Interest-bearing liabilities

	2016			2015			2014
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	13,701	21	0.2	11,391	18	0.1	3,336	23	0.7
foreign	13,066	224	1.7	12,723	252	2.0	9,782	281	2.9
Demand deposits(5)
domestic	51,119	100	0.2	45,065	88	0.2	41,957	134	0.3
foreign	72,185	26	0.0	63,876	56	0.1	54,437	95	0.2
Time deposits(5)
domestic	24,624	138	0.6	29,858	86	0.3	31,266	95	0.3
foreign	16,654	208	1.2	18,725	265	1.4	18,972	251	1.3
Savings deposits(5)
domestic	92,780	531	0.6	90,518	883	1.0	88,149	1,168	1.3
foreign	256,240	1,924	0.8	249,318	2,513	1.0	239,101	3,374	1.4
Short term debt
domestic	11,271	54	0.5	15,630	44	0.3	17,486	63	0.4
foreign	23,012	192	0.8	21,535	142	0.7	24,091	182	0.8
Long term debt
domestic	69,253	1,821	2.6	78,557	2,077	2.6	75,319	2,277	3.0
foreign	14,992	445	3.0	16,917	455	2.7	18,220	575	3.2
Subordinated liabilities
domestic	16,541	430	2.6	17,398	455	2.6	16,689	717	4.3
foreign	205	9	4.3	319	15	4.7	438	30	6.8
Other interest-bearing liabilities
domestic	27,140	-87	-0.3	18,673	-10	-0.1	18,340	29	0.2
foreign	43,136	407	0.9	44,107	359	0.8	46,908	318	0.7

Total	745,919	6,443	0.9	734,610	7,698	1.1	704,494	9,612	1.4
Non-interest bearing liabilities	38,653			41,186			42,336
Derivatives liabilities	47,358			52,009			42,504
Total Liabilities	831,930			827,805			789,334
Group Capital	40,928			37,303			31,498

Total liabilities and capital	872,858			865,108			820,832

Percentage of liabilities applicable to foreign operations		0.60%			61.3%			62.3%
Other interest expense:
interest expenses on derivatives		23,636			25,241			26,024
other		863			828			926
Total interest expense		30,942			33,767			36,562

Total net interest result		13.240			12,590			12,376

(5)	These captions do not include deposits from banks.
(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts will be adjusted in the ING 2016 Annual accounts. In this additional information, however, the year-end 2015 cash pool balances in Loans and advances to customers and Customer deposits are still presented on a net basis in order to provide consistent information to its users.

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

	2016 over 2015			2015 over 2014
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	5	2	7	58	-79	-21
foreign	-38	71	33	-46	6	-40
Loans and advances
domestic	-216	-728	-944	3	-722	-719
foreign	613	-411	202	936	-1,025	-89
Interest-earning securities
Domestic	19	-84	-65	24	-121	-97
foreign	-125	-2	-127	-48	-193	-241
Other interest-earning assets
domestic	29	-36	-7	-46	-22	-68
foreign	19	-29	-10	14	-91	-77
Interest income
domestic	-163	-846	-1,009	39	-944	-905
foreign	469	-371	98	856	-1,303	-447

Total	306	-1,217	-911	895	-2,247	-1,352

Other interest income			-1,264			-1,229

Total interest income			-2,175			-2,581

The following table shows the interest spread and net interest margin for the past two years.

	2016	2015
	Average rate	Average rate
	%	%
Interest spread
Domestic	1.6	1.6
Foreign	1.8	1.8
Total	1.7	1.7

Net interest margin
Domestic	1.6	1.5
Foreign	1.9	2.0
Total	1.8	1.8

	2016 over 2015			2015 over 2014
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	4	-1	3	55	-61	-6
foreign	7	-35	-28	85	-113	-28
Demand deposits
domestic	12	0	12	10	-56	-46
foreign	7	-37	-30	17	-56	-39
Time deposits
domestic	-15	67	52	-4	-4	-8
foreign	-29	-28	-57	-3	17	14
Savings deposits
domestic	22	-374	-352	32	-316	-284
foreign	70	-659	-589	144	-1,005	-861
Short term debt
domestic	-12	22	10	-7	-13	-20
foreign	10	40	50	-19	-20	-39
Long term debt
domestic	-246	-10	-256	98	-298	-200
foreign	-52	42	-10	-41	-79	-120
Subordinated liabilities
domestic	-21	-4	-25	30	-293	-263
foreign	-5	-1	-6	-8	-7	-15
Other interest-bearing liabilities
domestic	-5	-72	-77	1	-40	-39
foreign	-8	56	48	-19	61	42
Interest expense
domestic	-261	-372	-633	215	-1,080	-866
foreign	0	-622	-622	154	-1,202	-1,046

Total	-261	-994	-1,255	369	-2,282	-1,912

Other interest expense			-1,570			-883

Total interest expense			-2,825			-2,795

Net interest
domestic	98	-474	-376	-176	136	-39
Foreign	469	251	720	702	-101	599

Net interest	567	-223	344	526	35	560

Other net interest result			306			-346

Net interest result			650			214

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2016	2015	2014
	(EUR millions)
Debt securities available for sale
Dutch government	8,968	9,016	9,599
German government	12,617	13,033	17,413
Central banks	1,253	803	842
Belgian government	5,497	6,591	8,256
Other governments	24,010	27,204	30,055
Corporate debt securities	0	0	0
Banks and financial institutions	20,154	20,080	21,009
Other corporate debt securities	1,577	1,512	1,935
U.S. Treasury and other U.S. Government agencies	2,713	2,868	2,875
Other debt securities	2,099	1,459	699

Total debt securities available for sale	78,888	82,566	92,683

Debt securities held to maturity
Dutch government	1,105	1,124	0
German government	0	529	0
Other governments	5,583	4,376	315
Banks and financial institutions	1,498	1,219	1,567
Other corporate debt securities	215	221	0
U.S. Treasury and other U.S. Government agencies	0	0	0
Other debt securities	350	357	357

Total debt securities held to maturity	8,751	7,826	2,239

Shares and convertible debentures	4,024	4,434	2,718
Land and buildings (1)	946	1,060	1,100

Total	92,609	95,886	98,740

(1)	Including commuted ground rents

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

Portfolio maturity description

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Debt securities available for sale
Dutch government	610	3,592	4,766	0	8,968
German government	1,050	6,505	5,062	0	12,617
Belgian government	1,184	3,198	1,115	0	5,497
Central banks	1,253	0	0	0	1,253
Other governments	3,255	11,020	8,825	910	24,010
Banks and financial institutions	4,682	10,641	4,806	25	20,154
Corporate debt securities	241	836	500	0	1,577
U.S. Treasury and other U.S. Government agencies	0	958	1,251	504	2,713
Other debt securities	2	86	1,317	694	2,099

Total debt securities available for sale	12,277	36,836	27,642	2,133	78,888
Yield(1)	2.3	1.6	1.7	2.0

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Debt securities held to maturity
Dutch government	0	225	272	608	1,105
German government	0	0	0	0	0
Belgian government	264	562	86		912
Central banks	0	0	0	0	0
Other governments	1,772	1,495	162	1,242	4,671
Banks and financial institutions	504	818	176		1,498
Corporate debt securities	0	215	0	0	215
U.S. Treasury and other U.S. Government agencies	0	0	0	0	0
Other debt securities	0	45	0	305	350

Total debt securities held to maturity	2,540	3,360	696	2,155	8,751
Debt securities held to maturity	2.3	2.1	3.1	0.3
Yield(1)

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2016, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2016
	Book value	Market value
	(EUR millions)
German government	12,645	12,645
Dutch government	10,074	10,132
French government	5,668	5,670
Belgium government	6,409	6,425
Poland government	5,158	5,151

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2016	2015
(EUR millions)
Loans past due 90 days	8,630	11,578
Other impaired loans	4,967	3,747

Total impaired loans (loans with a loan loss provision)	13,597	15,325
Potential problem loans	6,304	6,240

Total Impaired loans and potential problem loans	19,901	21,565
Loans neither impaired nor potential problem loans	574,295	710,146

Total	594,196	731,711

This amount is presented in the balance sheet as:
Amounts due from Banks	28,864	29,046
Loans and advances to customers	565,332	702,665

Total Gross carrying amount	594,196	731,711

Loan loss provisions included in:
Amounts due from Banks	11	14
Loans and advances to customers	5,178	5,772

Other Provisions other	119
Total loan loss provisions	5,308	5,786

Loans and advances by customer type:
Loans secured by public authorities	46,380	49,126
Loans secured by mortgages	315,123	304,709
Loans guaranteed by credit institutions	1,145	4,986
Personal lending	23,099	22,677
Asset backed securities excluding MBS	3,380	4,937
Corporate loans	176,205	316,230

Total	565,332	702,665

Loan loss provisions by customer type:
Loans secured by public authorities	7	2
Loans secured by mortgages	1,188	1,536
Loans guaranteed by credit institutions	14	15
Personal lending	742	889
Mortgage backed securities (MBS)
Asset backed securities excluding MBS	2	2
Corporate loans	3,355	3,342

Total	5,308	5,786

	2016	2015
Loans secured by public authorities	5	0
Loans secured by mortgages	-348	-326
Loans guaranteed by credit institutions	-1	7
Personal lending	-147	19
Mortgage backed securities (MBS)	0	0
Asset backed securities excluding MBS	0	0
Corporate loans	13	91

Total	-478	-209

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	974	1,347
Write-offs and other	-1,452	-1,556

Total	-478	-209

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2016	2015	2014	2013	2012
By domestic offices:
Loans guaranteed by public authorities	27,746	30,912	27,665	29,132	35,857
Loans secured by mortgages	123,378	124,771	133,352	139,475	153,594
Loans to or guaranteed by credit institutions	10,582	16,343	17,307	11,670	14,641
Other private lending	4,376	5,636	6,635	4,848	5,029
Other corporate lending	38,529	197,069	217,070	43,907	42,891

Total domestic offices	204,611	374,731	402,029	229,032	252,012

By foreign offices:
Loans guaranteed by public authorities	18,634	18,214	18,894	15,119	14,917
Loans secured by mortgages	191,745	179,938	161,007	154,339	158,054
Loans to or guaranteed by credit institutions	19,427	17,688	25,508	33,378	28,824
Other private lending	18,723	17,041	16,096	15,328	13,865
Asset backed securities excluding MBS	3,380	4,937	5,318	6,336	7,044
Other corporate lending	137,671	119,161	111,347	99,865	104,644

Total foreign offices	389,585	356,979	338,170	324,365	327,348

Total gross loans and advances to banks and customers	594,196	731,710	740,199	553,397	579,360

(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts are adjusted in the table above.

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of 31 December 2016.

	1 year or less	1 year to 5 years	After 5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	3,134	2,647	21,965	27,746
Loans secured by mortgages	6,509	19,851	97,018	123,378
Loans guaranteed by credit institutions	8,973	1,115	494	10,582
Other private lending	2,071	1,021	1,284	4,376
Asset backed securities excluding MBS	0	0	0	0
Other corporate lending	22,798	11,527	4,204	38,529

Total domestic offices	43,485	36,161	124,965	204,611

By foreign offices:
Loans guaranteed by public authorities	6,250	6,374	6,010	18,634
Loans secured by mortgages	19,671	51,501	120,573	191,745
Loans guaranteed by credit institutions	15,719	2,977	731	19,427
Other private lending	7,045	8,834	2,844	18,723
Asset backed securities excluding MBS	1	1,278	2,101	3,380
Other corporate lending	51,298	62,111	24,267	137,676

Total foreign offices	99,984	133,075	156,526	389,585

Total gross loans and advances to banks and customers	143,469	169,236	281,491	594,196

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2016.

	1 Year or less	Over 1 Year	Total
Non-interest earning	4,262	2,038	6,300
Fixed interest rate	60,105	70,718	130,823
Semi-fixed interest rate(1)	11,349	195,649	206,998
Variable interest rate	67,763	182,312	250,064

Total	143,479	450,717	594,196

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2016:

Total outstanding
Private Individuals	39.5%

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

As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	(EUR millions)
	2016	2015	2014	2013	2012
Domestic	5,292	7,523	8,714	8,088	6,367
Foreign	3,338	4,055	5,528	4,767	3,734

Total loans past due 90 days and still accruing interest	8,630	11,578	14,242	12,855	10,101

As of 31 December 2016, EUR 8,176 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 13,133 million as of 31 December 2016.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2016	2015	2014	2013	2012
	(EUR millions)
Troubled debt restructurings:
Domestic	325	86	112	813	781
Foreign	277	376	304	742	476

Total troubled debt restructurings	602	462	416	1,555	1,257

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2016 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2016.

	Year ended 31 December 2016
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	0	1	1
Interest income recognized in the profit and loss account	0	1	1

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 6,304 million as of 31 December 2016. Of this total, EUR 2,734 million relates to domestic loans and EUR 3,570 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2016, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2016, 2015 and 2014 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended 31 December 2016
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United States	3,962	7,871	12,665	2,309	26,808	17,624
France	6,110	11,823	3,081	1,028	22,042	7,585
United Kingdom	812	10,498	6,892	1,497	19,700	6,263
Netherlands	1,743	2,609	12,209	2,000	18,562	13,533
Germany	6,249	3,096	2,151	4,297	15,793	12,540
China	1,149	6,226	1,562	4,892	13,829	464
Turkey	1,653	3,272	6,760	468	12,152	1,401
Belgium	1,252	3,379	4,467	938	10,035	11,743
Luxembourg	195	1,574	5,817	1,435	9,022	2,744
Switzerland	177	770	5,807	2,094	8,848	2,432

	Year ended 31 December 2015
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	3,524	10,220	4,434	1,153	19,331	6,768
United States	2,895	7,239	7,361	1,610	19,105	16,530
France	7,875	11,505	2,504	1,186	23,070	7,380
Germany	5,307	3,172	2,040	3,145	13,664	10,215
China	612	6,443	1,975	3,372	12,403	386
Turkey	1,873	3,564	5,329	1,202	11,968	1,627
Belgium	1,618	2,532	4,055	1,961	10,166	14,582
Switzerland	1,435	230	3,753	3,641	9,059	2,292
Canada	539	6,082	1,386	452	8,459	739

	Year ended 31 December 2014
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	481	10,575	4,730	1,012	16,798	5,159
United States	2,898	6,568	4,409	1,834	15,709	13,354
France	8,259	11,213	2,641	1,181	23,294	6,539
Germany	8,643	1,653	1,941	2,791	15,028	7,389
China	193	7,940	1,701	2,736	12,570	479

As of 31 December 2016 Switzerland, Singapore, Hong Kong, Canada, Japan, Austria, Spain, and Poland has cross-border outstandings between 0.50% and 0.80% of total assets.

As of 31 December 2015 Luxembourg, Spain, Russia, Japan, Italy, Singapore, Poland, Cayman Island and Austria has cross-border outstandings between 0.50% and 0.80% of total assets.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

IFRS-IASB	Calendar period
	2016	2015	2014	2013	2012
	(EUR millions)
Balance on 1 January	5,786	5,995	6,154	5,505	4,950
Change in the composition of the Group	0	0	-170	-20	-13
Charge-offs:
Domestic:
Loans guaranteed by public authorities	-207	0	0	0	0
Loans secured by mortgages	-323	-436	-435	-301	-144
Loans to or guaranteed by credit institutions			-12	-5	-5
Other private lending	-93	-121	-50	-34	-47
Other corporate lending	-234	-447	-483	-569	-601
Foreign:
Loans guaranteed by public authorities	0	0	0	0	-18
Loans secured by mortgages	-129	-154	-90	-54	-64
Loans to or guaranteed by credit institutions				-3
Other private lending	-233	-303	-124	-167	-133
Other corporate lending	-275	-257	-535	-476	-670

Total charge-offs	-1,494	-1,718	-1,729	-1,609	-1,682

Recoveries:
Domestic:
Loans guaranteed by public authorities	0	0	0	0	0
Loans secured by mortgages	14	23	36	34	35
Loans to or guaranteed by credit institutions	0	0	0	0	0
Other private lending	15	16	13	7	12
Other corporate lending	6	-5	9	22	37
Foreign:
Loans guaranteed by public authorities	0	0	0	0	0
Loans secured by mortgages	3	4	6	4	1
Loans to or guaranteed by credit institutions	0	0	0	0	0
Other private lending	8	37	31	31	30
Other corporate lending	48	16	9	18	27

Total recoveries	94	91	104	116	142

Net charge-offs	-1,400	-1,627	-1,625	-1,493	-1,540
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	922	1,418	1,636	2,162	2,108

Balance on 31 December	5,308	5,786	5,995	6,154	5,505

Ratio of net charge-offs to average loans and advances to banks and customers	0.23%	0.28%	0.29%	0.26%	0.25%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2016		2015		2014		2013		2012
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	0	5	0	5	0	5	0	5	0	6
Loans secured by mortgages	550	21	819	22	1,069	24	1,265	25	878	27
Loans to or guaranteed by credit institutions	2	2	0	2	0	2	0	2	0	3
Other private lending	122	1	177	1	169	1	139	1	144	1
Other corporate lending	1,738	6	1,904	7	1,820	7	1,566	8	1,423	8

Total domestic	2,412	34	2,900	37	3,058	39	2,970	41	2,445	44
Foreign:
Loans guaranteed by public authorities	7	3	2	3	2	3	2	3	2	3
Loans secured by mortgages	638	32	717	30	793	27	631	27	710	26
Loans to or guaranteed by credit institutions	12	3	15	3	8	5	21	6	30	5
Other private lending	620	3	712	3	701	4	672	4	650	3
Mortgage backed securities	2	1	2	1	2	1	142	1	76	1
Other corporate lending	1,617	23	1,438	22	1,431	21	1,716	18	1,592	18

Total foreign	2,896	66	2,886	63	2,937	61	3,184	59	3,060	56

Total	5,308	100	5,786	100	5,995	100	6,154	100	5,505	100

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 2.6% to EUR 549,194 million in 2016, compared to 2015 (EUR 535,372). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 18.2% of the category ‘Debt securities’ (20.9% at the end of 2015). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2016		2015		2014
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand—non-interest bearing	4		2,143		2,452
—interest bearing	1,415	2.3	793	2.8	675	1.5
Time	13,601	0.1	11,344	0.1	3,300	0.7
Other	55	5.1	135	1.0	2,436	0.7

Total domestic offices	15,075		14,361		8,863
In foreign offices:
Demand—non-interest bearing	5		1,347		1,698
—interest bearing	5,025	1.0	5,556	0.9	4,205	1.2
Time	12,704	1.8	12,616	2.0	9,486	2.9
Other	2,835	1.3	3,799	2.0	6,278	0.7

Total foreign offices	20,569		23,318		21,667

Total deposits by banks	35,644		37,679		30,530

Customer accounts
In domestic offices:
Demand—non-interest bearing	297		1,204		683
—interest bearing	52,494	0.2	46,348	0.2	44,756	0.3
Savings	92,508	0.5	90,036	0.8	87,951	1.1
Time	17,244	1.2	27,710	0.8	31,267	1.0
Other	335	6.0	409	4.2	878	2.3
Total domestic offices	162,878		165,707		165,535

In foreign offices:
Demand—non-interest bearing	432		3,411		4,094
—interest bearing	77,172	0.1	68,190	0.3	59,506	0.3
Savings	255,825	0.7	248,768	0.9	238,892	1.3
Time	16,305	2.4	18,452	2.6	18,687	3.0
Other	1,676	0.5	1,270	0.6	878	1.3

Total foreign offices	351,410		340,091		338,576

Total customers accounts	514,288		505,798		487,592

(1)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts will be adjusted in the ING 2016 Annual accounts. In the above table however, the year-end 2015 and 2014 cash pool balances in Customer deposits are still presented on a net basis in order to provide consistent information to its users.

Debt securities
In domestic offices:
Debentures	68,326	2.3	76,026	2.4	71,821	2.6
Certificates of deposit	9,857	0.5	13,909	0.3	15,660	0.4
Other	0	0.0	0	0.0	773	0.0

Total domestic offices	78,183		89,935		88,254
In foreign offices:
Debentures	6,986	2.7	7,051	3.2	7,954	3.7
Certificates of deposit	8,001	0.9	9,512	1.0	10,601	1.2
Other	5,026	2.6	5,401	3.0	5,486	3.3

Total foreign offices	20,013		21,964		24,041

Total debt securities	98,196		111,899		112,295

For the years ended 31 December 2016, 2015 and 2014 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 46,587 million EUR 46,778 million and EUR 47,019 million, respectively.

On 31 December 2016, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000 was

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	1,639	24.8	8,602	67.3
6 months or less but over 3 months	4,191	63.4	3,122	24.4
12 months or less but over 6 months	781	11.8	774	6.1
Over 12 months	0	0.0	284	2.2

Total	6,611	100	12,782	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2016.

(EUR millions)
Time certificates of deposit	6,416
Other time deposits	31,949

Total	38,365

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2016	2015	2014
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	13,920	11,361	11,868
Monthly average balance outstanding during the year	17,089	14,124	15,368
Maximum balance outstanding at any period end during the year	24,205	16,585	17,670
Weighted average interest rate during the year	0.73%	0.30%	0.28%
Weighted average interest rate on balance at the end of the year	0.89%	0.37%	0.37%

Securities sold under repurchase agreements:
Balance at the end of the year	37,613	39,920	39,441
Monthly average balance outstanding during the year	56,803	47,802	45,029
Maximum balance outstanding at any period end during the year	68,527	55,212	56,658
Weighted average interest rate during the year	0.23%	0.25%	0.39%
Weighted average interest rate on balance at the end of the year	0.35%	0.30%	0.45%

Contents

Report of independent registered public accounting firm	F – 2

Consolidated statement of financial position	F – 4

Consolidated statement of profit or loss	F – 5

Consolidated statement of comprehensive income	F – 7

Consolidated statement of changes in equity	F – 8

Consolidated statement of cash flows	F – 11

Notes to the consolidated annual accounts	F – 14

Accounting policies for the consolidated annual accounts	F – 14

Risk management	F – 141

Capital management	F – 210

Supplemental information	F – 214

Glossary	F – 230

F-1	ING Group Annual Report on Form 20-F 2016

Report of independent registered

public accounting firm

To: the Supervisory Board and shareholders of ING Groep N.V.

We have audited the accompanying consolidated statement of financial position of ING Groep N.V. and subsidiaries as of 31 December 2016, and the related consolidated profit or loss, consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of ING Groep N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ING Groep N.V. and subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 13 March 2017 expressed an unqualified opinion on the effectiveness of the ING Groep N.V.’s internal control over financial reporting.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

13 March 2017

ING Group Annual Report on Form 20-F 2016	F-2

Report of independent registered

public accounting firm - continued

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited, before the effects of the adjustments described in 1a and 1b of note 2.1.1 “Notes to the accounting policies” that were applied to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in accounting for offsetting of financial assets and financial liabilities and the changes in presentation of the consolidated annual accounts and related notes, the accompanying consolidated statement of financial position of ING Groep N.V. and subsidiaries as of 31 December 2015 and 31 December 2014, and the related consolidated profit or loss, consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended (the 2015 and 2014 financial statements before the effects of the adjustments described in 1a and 1b of note 2.1.1 “Notes to the accounting policies” that were applied to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in accounting for offsetting of financial assets and financial liabilities and the changes in presentation of the consolidated annual accounts and related notes are not presented herein). These consolidated financial statements are the responsibility of ING Groep N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments described in 1a and 1b of note 2.1.1 “Notes to the accounting policies” that were applied to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in accounting for offsetting of financial assets and financial liabilities and the changes in presentation of the consolidated annual accounts and related notes, present fairly, in all material respects, the consolidated financial position of ING Groep N.V. and subsidiaries at 31 December 2015 and 31 December 2014 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments described in 1a and 1b of note 2.1.1 “Notes to the accounting policies” that were applied to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in accounting for offsetting of financial assets and financial liabilities and the changes in presentation of the consolidated annual accounts and related notes and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG Accountants N.V.

/s/ Ernst & Young Accountants LLP

Amsterdam, the Netherlands

13 March 2017

Ernst & Young Accountants LLP

F-3	ING Group Annual Report on Form 20-F 2016

Consolidated statement of financial position

As at 31 December

in EUR million	2016	2015	2014
Assets
Cash and balances with central banks 2	18,144	21,458	12,233
Loans and advances to banks 3	28,858	29,988	37,119
Financial assets at fair value through profit or loss 4
– trading assets	114,504	131,467	136,959
– non-trading derivatives	2,490	3,347	4,384
– designated as at fair value through profit or loss	5,099	3,234	2,756
Investments 5
– available-for-sale	82,912	87,000	95,402
– held-to-maturity	8,751	7,826	2,239
Loans and advances to customers[1] 6	560,154	696,893	698,234
Investments in associates and joint ventures 7	1,141	962	953
Property and equipment 8	2,002	2,027	2,100
Intangible assets 9	1,484	1,567	1,655
Current tax assets	314	322	289
Deferred tax assets 36	1,641	1,783	2,389
Other assets 10	14,722	12,261	12,612
Assets held for sale 11		2,153	165,427

Total assets	842,216	1,002,288	1,174,751
Liabilities
Deposits from banks 12	31,964	33,813	29,999
Customer deposits[1] 13	522,908	664,210	669,672
Financial liabilities at fair value through profit or loss 14
– trading liabilities	83,167	88,807	97,091
– non-trading derivatives	3,541	4,257	6,040
– designated as at fair value through profit or loss	12,266	12,616	13,551
Current tax liabilities	546	590	450
Deferred tax liabilities 36	624	589	795
Provisions 15	2,028	964	1,017
Other liabilities 16	16,852	13,132	13,919
Debt securities in issue 17	103,234	121,289	126,352
Subordinated loans 18	17,223	16,411	18,158
Liabilities held for sale			142,106

Total liabilities	794,353	956,678	1,119,150
Equity 19
Share capital and share premium	16,989	16,982	16,971
Other reserves	5,897	5,759	11,213
Retained earnings	24,371	22,231	19,370

Shareholders’ equity (parent)	47,257	44,972	47,554
Non-controlling interests	606	638	8,047

Total equity	47,863	45,610	55,601

Total liabilities and equity	842,216	1,002,288	1,174,751

1	Loans and advances to customers and Customer deposits, as at 31 December 2015 and 2014, are adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016. Deferred tax assets and Deferred tax liabilities as at 31 December 2015 and 2014 are adjusted.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts. Reference is made to Note 1 ‘Accounting policies’ for information on Changes in presentation of the Consolidated annual accounts and related notes.

ING Group Annual Report on Form 20-F 2016	F-4

Consolidated statement of profit or loss

for the years ended 31 December

in EUR million	2016	2016	2015	2015	2014	2014
Continuing operations
Interest income	44,182		46,321		48,169
Interest expense	–30,941		–33,760		–35,865

Net interest income 20		13,241		12,561		12,304
Commission income	3,581		3,411		3,297
Commission expense	–1,148		–1,093		–1,004

Net commission income 21		2,433		2,318		2,293
Valuation results and net trading income 22		1,545		2,445		–49
Investment income 23		421		123		236
Share of result from associates and joint ventures 7		88		492		138
Result on disposal of group companies 24		1		2		195
Other income 25		173		66		97

Total income		17,902		18,007		15,214
Addition to loan loss provisions 6		974		1,347		1,594
Staff expenses 26		5,039		4,972		5,788
Other operating expenses 27		5,575		4,354		4,471

Total expenses		11,588		10,673		11,853

Result before tax from continuing operations		6,314		7,334		3,361
Taxation 36		1,705		1,924		859

Net result from continuing operations		4,609		5,410		2,502
Discontinued operations 28
Net result from discontinued operations				800		667
Net result from classification as discontinued operations				3		–470
Net result from disposal of discontinued operations		441		–879		–1,572

Total net result from discontinued operations		441		–76		–1,375

Net result (before non-controlling interests)		5,050		5,334		1,127
Net result attributable to Non-controlling interests		75		408		164

Net result attributable to Equityholders of the parent		4,975		4,926		963

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in presentation of the Consolidated annual accounts and related notes.

F-5	ING Group Annual Report on Form 20-F 2016

Consolidated statement of profit or loss - continued

in EUR million	2016	2015	2014
Net result attributable to Non-controlling interests
– from continuing operations	75	69	79
– from discontinued operations		339	85

	75	408	164
Net result attributable to Equityholders of the parent
– from continuing operations	4,534	5,341	2,423
– from discontinued operations	441	–415	–1,460

	4,975	4,926	963

in EUR	2016	2015	2014
Earnings per ordinary share 29
Basic earnings per ordinary share	1.28	1.28	0.06
Diluted earnings per ordinary share	1.28	1.27	0.06
Earnings per ordinary share from continuing operations 29
Basic earnings per ordinary share from continuing operations	1.17	1.39	0.44
Diluted earnings per ordinary share from continuing operations	1.17	1.38	0.43
Dividend per ordinary share 30	0.66	0.65	0.12

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in presentation of the Consolidated annual accounts and related notes.

ING Group Annual Report on Form 20-F 2016	F-6

Consolidated statement of

comprehensive income

for the years ended 31 December

in EUR million	2016	2015	2014
Net result (before non-controlling interests)	5,050	5,334	1,127
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Unrealised revaluations property in own use	5	35	–30
Remeasurement of the net defined benefit asset/liability 35	–65	24	–289
Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other revaluations	61	–414	6,981
Realised gains/losses transferred to the statement of profit or loss	–146	–92	–139
Changes in cash flow hedge reserve	77	–724	2,394
Transfer to insurance liabilities/DAC		601	–2,146
Exchange rate differences	–254	1,697	2,374
Share of other comprehensive income of associates and joint ventures and other income	–14	–5	43

Total comprehensive income	4,714	6,456	10,315
Comprehensive income attributable to:
Non-controlling interests		534	1,266
Equityholders of the parent	4,714	5,922	9,049

	4,714	6,456	10,315

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Reference is made to Note 36 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

F-7	ING Group Annual Report on Form 20-F 2016

Consolidated statement of changes

in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2016	16,982	5,759	22,231	44,972	638	45,610
Unrealised revaluations available-for-sale investments and other revaluations		80		80	–19	61
Realised gains/losses transferred to the statement of profit or loss		–146		–146		–146
Changes in cash flow hedge reserve		111		111	–34	77
Unrealised revaluations property in own use		5		5		5
Remeasurement of the net defined benefit asset/liability 35		–65		–65		–65
Exchange rate differences		–232		–232	–22	–254
Share of other comprehensive income of associates and joint ventures and other income		251	–265	–14		–14

Total amount recognised directly in other comprehensive income		4	–265	–261	–75	–336
Net result from continuing and discontinued operations		124	4,851	4,975	75	5,050

Total comprehensive income		128	4,586	4,714		4,714
Dividends 30			–2,521	–2,521	–32	–2,553
Changes in treasury shares		10		10		10
Employee stock option and share plans	7		75	82		82
Changes in the composition of the group and other changes

Balance as at 31 December 2016	16,989	5,897	24,371	47,257	606	47,863

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Changes in individual Reserve components are presented in Note 19 ‘Equity’.

ING Group Annual Report on Form 20-F 2016	F-8

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2015	16,971	11,213	19,370	47,554	8,047	55,601
Unrealised revaluations available-for-sale investments and other revaluations		–528		–528	114	–414
Realised gains/losses transferred to the statement of profit or loss		–94		–94	2	–92
Changes in cash flow hedge reserve		–715		–715	–9	–724
Unrealised revaluations property in own use		35		35		35
Remeasurement of the net defined benefit asset/liability 35		34		34	–10	24
Transfer to insurance liabilities/DAC		609		609	–8	601
Exchange rate differences and other[1]		1,662		1,662	35	1,697
Share of other comprehensive income of associates and joint ventures		–7		–7	2	–5

Total amount recognised directly in other comprehensive income		996		996	126	1,122
Net result from continuing and discontinued operations		131	4,795	4,926	408	5,334

Total comprehensive income		1,127	4,795	5,922	534	6,456
Impact of partial divestment of NN Group		–1,499	–258	–1,757	3,030	1,273
Impact of deconsolidation of NN Group		–5,345		–5,345	–10,768	–16,113
Dividends 30			–1,393	–1,393	–118	–1,511
Coupon on Undated subordinated notes issued by NN Group			–19	–19	–15	–34
Changes in treasury shares		28		28		28
Employee stock option and share plans	11		105	116	1	117
Changes in the composition of the group and other changes		235	–369	–134	–73	–207

Balance as at 31 December 2015	16,982	5,759	22,231	44,972	638	45,610

1	Exchange rate differences and other include the transfer of Revaluation reserves to Other reserves due to the partial sale of NN Group in February 2015.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Changes in individual Reserve components are presented in Note 19 ‘Equity’.

F-9	ING Group Annual Report on Form 20-F 2016

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders’ equity (parent)	Non-voting equity securities	Non- controlling interests	Total equity
Balance as at 1 January 2014	16,959	1,242	24,074	42,275	1,500	5,913	49,688
Unrealised revaluations available-for-sale investments and other revaluations		5,503		5,503		1,478	6,981
Realised gains/losses transferred to the statement of profit or loss		–133		–133		–6	–139
Changes in cash flow hedge reserve		2,001		2,001		393	2,394
Unrealised revaluations property in own use		–30		–30			–30
Remeasurement of the net defined benefit asset/liability 35		–254		–254		–35	–289
Transfer to insurance liabilities/DAC		–1,428		–1,428		–718	–2,146
Exchange rate differences and other		2,384		2,384		–10	2,374
Share of other comprehensive income of associates and joint ventures		–118	161	43			43

Total amount recognised in other comprehensive income		7,925	161	8,086		1,102	9,188
Net result from continuing and discontinued operations		83	880	963		164	1,127

Total comprehensive income		8,008	1,041	9,049		1,266	10,315
Impact of deconsolidation of Voya		87		87		–5,100	–5,013
Impact of IPO NN Group		–1,924	–1,327	–3,251		5,397	2,146
Repayment and premium on non-voting equity securities[1]			–750	–750	–1,500		–2,250
Dividends						–44	–44
Impact of issuance Undated subordinated notes issued by NN Group						986	986
Changes in treasury shares		–14		–14			–14
Employee stock option and share plans	12		87	99		13	112
Changes in the composition of the group and other changes		3,814	–3,755	59		–384	–325

Balance as at 31 December 2014	16,971	11,213	19,370	47,554	–	8,047	55,601

1	In 2014, ING Group made the final repayment on the core Tier 1 securities of EUR 1.025 billion to the Dutch State. Including the final payment, the total amount paid to the Dutch State was EUR 13.5 billion, which contained EUR 10 billion in principal and EUR 3.5 billion in interest and premiums and resulted in an annualised return of 12.7% for the Dutch State.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

Changes in individual components are presented in Note 19 ‘Equity’.

ING Group Annual Report on Form 20-F 2016	F-10

Consolidated statement of cash flows

for the years ended 31 December

in EUR million		2016	2015	2014
Cash flows from operating activities
Result before tax[1]		6,753	7,403	2,231
Adjusted for:	– depreciation	536	634	692
	– change in provisions for insurance and investment contracts		–1,499	–3,527
	– addition to loan loss provisions	974	1,347	1,594
	– other[7]	1,084	–1,310	2,363
Taxation paid		–1,603	–1,450	–1,073
Changes in:	– loans and advances to banks, not available on demand	–1,162	6,766	3,360
	– trading assets	16,956	5,458	–23,676
	– non-trading derivatives	1,812	–303	–3,022
	– other financial assets at fair value through profit or loss	–3,401	–256	–553
	– loans and advances to customers[2]	–29,656	–23,030	–13,901
	– other assets	–915	549	246
	– deposits from banks, not payable on demand	–342	5,179	3,353
	– customer deposits[2]	23,493	17,970	19,015
	– trading liabilities	–5,634	–8,276	23,855
	– other financial liabilities at fair value through profit or loss	–432	–1,582	–1,018
	– provisions and other liabilities[7]	90	2,977	2,080

Net cash flow from/(used in) operating activities		8,553	10,577	12,019
Cash flows from investing activities
Investments and advances:	– associates and joint ventures	–49	–40	–528
	– available-for-sale investments	–27,003	–47,858	–85,799
	– held-to-maturity investments	–1,731	–3,457	–315
	– property and equipment	–351	–353	–375
	– assets subject to operating leases	–64	–37	–34
	– investments for risk of policyholders		–2,417	–20,598
	– other investments	–288	–648	–6,831
Disposals and redemptions:	– group companies (including cash in company disposed)[3]		–6,926	–1,216
	– associates and joint ventures[4]	1,071	1,175	2,505
	– available-for-sale investments[5]	32,540	52,675	69,444
	– held-to-maturity investments	630	1,219	1,172
	– property and equipment	63	74	55
	– assets subject to operating leases	12	17	3
	– investments for risk of policyholders		7,566	28,003
	– loans	1,295	3,201	1,167
	– other investments	9	5	5,928

Net cash flow from/(used in) investing activities 31		6,134	4,196	–7,419

F-11	ING Group Annual Report on Form 20-F 2016

Consolidated statement of cash flows - continued

in EUR million	2016	2015	2014
Net cash flow from/(used in) operating activities	8,553	10,577	12,019
Net cash flow from/(used in) investing activities 31	6,134	4,196	–7,419
Cash flows from financing activities
Proceeds from debt securities	106,174	139,424	143,628
Repayments of debt securities	–123,748	–147,337	–149,604
Proceeds from issuance of subordinated loans	2,070	3,159	4,211
Repayments of subordinated loans[6]	–1,042	–6,092	–3,367
Repayment and premium paid on non-voting equity securities			–2,250
Purchase/sale of treasury shares	10	34	–14
Proceeds from NN Group divestments and related transactions		1,040	2,733
Dividends paid 30	–2,521	–1,393

Net cash flow from/(used in) financing activities	–19,057	–11,165	–4,663

Net cash flow	–4,370	3,608	–63
Cash and cash equivalents at beginning of year	20,379	17,113	17,180
Effect of exchange rate changes on cash and cash equivalents	155	–342	–4

Cash and cash equivalents at end of year 32	16,164	20,379	17,113

[1]	Result before tax includes results from continuing operations of EUR 6,314 million (2015: EUR 7,334 million; 2014: EUR 3,361 million) as well as results from discontinued operations of EUR 439 million (2015: EUR 69 million; 2014: EUR –1,130 million).
[2]	Changes in cash flows of Loans and advances to customers and Customer deposits are not impacted by the change in accounting policies, as described in Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016, on the basis that the change in policy does not comprise a change in actual cash flows for the respective periods.
[3]	In 2015, Disposals and redemptions – group companies included EUR –7,975 million and EUR 997 million related to cash and cash equivalents of NN Group and proceeds from the sale of shares of NN Group resulting in loss of control at the end of May 2015 respectively. (2014: EUR 950 million proceeds from the sale of shares of Voya which resulted in loss of control in the first quarter of 2014).
[4]	Disposals and redemptions – associates and joint ventures includes EUR 1,016 million proceeds on the further sale of NN Group shares in January 2016 resulting in loss of significant influence over NN Group (2015: EUR 995 million proceeds on the further sale of NN Group shares in September 2015; 2014: EUR 1,940 million proceeds from the sale of Voya shares in September and November 2014).
[5]	Disposals and redemptions – available-for-sale investments includes EUR 1,375 million proceeds on the divestment of the remaining shareholding in NN Group in April 2016.
[6]	Included in Repayment of subordinated loans is a cash outflow of EUR 128 million related to the third and final tranche of mandatory exchangeable subordinated notes from the Anchor investors into NN Group ordinary shares in February 2016.
[7]	The defined contribution payment for pension plans was previously presented in ‘Adjusted for: other’ and is now presented in ‘provisions and other liabilities’. Comparatives have been adjusted accordingly.

As at 31 December 2016, Cash and cash equivalents includes cash and balances with central banks of EUR 18,144 million (2015: EUR 21,458 million; 2014: EUR 12,233 million). The decrease in cash and balances with central banks is as a result of the lowering of excess liquidity and negative interest rates. Reference is made to Note 32 ‘Cash and cash equivalents’.

Comparison of the Consolidated cash flow statements between 2016, 2015 and 2014 is impacted by NN Group. Included in the 2015 and 2014 cash flow statements respectively, are the NN Group cash flows for five months until deconsolidation at the end of May 2015 and NN Group cash flows for the year ended 31 December 2014, respectively.

References relate to the accompanying notes. These form an integral part of the Consolidated annual accounts.

ING Group Annual Report on Form 20-F 2016	F-12

Consolidated statement of cash flows - continued

Interest and dividend received and paid
	2016	2015	2014
Interest received	44,470	46,884	51,301
Interest paid	–31,702	–34,306	–38,001

	12,768	12,578	13,300
Dividend received	123	116	61
Dividend paid	–2,521	–1,393	–

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement. Dividend paid is included in financing activities in the cash flow statement.

F-13	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements

amounts in millions of euros, unless stated otherwise

2.1. Notes to the Consolidated financial statement

2.1.1 Notes to the accounting policies

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Consolidated annual accounts, as at and for the year ended 31 December 2016, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Authorisation of the Consolidated annual accounts

The ING Group Consolidated annual accounts, for the year ended 31 December 2016, were authorised for issue in accordance with a resolution of the Executive Board on 13 March 2017. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these.

Basis of preparation of the Consolidated annual accounts

ING Group prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Annual report on Form 20-F. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.

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

1 Accounting policies

a) Changes in accounting policies in 2016

ING Group has consistently applied its accounting policies to all periods presented in these Consolidated annual accounts. Other than the change in accounting policy related to ‘Offsetting of financial assets and liabilities’, as described below, there were no changes in accounting policies, effective from 1 January 2016, that materially impact ING Group.

Offsetting of financial assets and financial liabilities

IAS 32 ‘Financial Instruments: Presentation’ prescribes that a financial asset and a financial liability shall be offset when there is a legally enforceable right to set off and in addition an ‘intention to settle on a net basis’ simultaneously (IAS 32.42). ING has both the legally enforceable right (by contract) to set off the amounts under notional cash pooling arrangement as well as the intention to settle on a net basis. IFRS is principle based and does not prescribe how the intention to settle on a net basis is evidenced.

In April 2016, an Agenda Rejection Notice (ARN) was published by the IFRS Interpretations Committee (IFRIC) on balance sheet offsetting of notional Cash Pooling products. The issue in the ARN relates to the question whether certain cash pooling arrangements would meet the requirements for offsetting under IAS 32. The IFRIC provided further clarification that the transfer of balances into a netting account should occur at the period end to demonstrate an intention to settle on a net basis.

As a result of the ARN, which is applicable from 6 April 2016, ING has changed its accounting policy and practice, and therefore as a result performs physical transfers of cash balances of certain clients subject to cash pooling arrangements into a single netting account on a period end basis to evidence the intention to settle net. This change in accounting policy is accounted for retrospectively. Comparative amounts are adjusted accordingly with further information as set out below.

ING Group Annual Report on Form 20-F 2016	F-14

Notes to the Consolidated financial statements - continued

Summary of impact of changes in accounting policies

The change in the accounting policy, as described above, has no impact on the Consolidated statements of profit or loss (including earnings and diluted earnings per ordinary share), statements of comprehensive income, statements of cash flows and the statements of changes in equity.

Comparative amounts in the Consolidated statements of financial position are impacted in the line items Loans and advances to customers, Total assets, Customer deposits and Total liabilities. These line items increase by EUR 163,464 million and EUR 185,801 million as at 31 December 2015 and 31 December 2014 respectively.

Reference is made to the Consolidated statement of financial position, Note 6 ‘Loans and advances to customers’, Note 13 ‘Customer deposits’, Note 34 ‘Information on geographical areas’, Note 37 ‘Fair value of assets and liabilities’, Note 39 ‘Assets by contractual maturities’, Note 40 ‘Liabilities by maturity’ and Note 43 ‘Offsetting financial assets and liabilities’.

b) Changes in presentation of the Consolidated annual accounts and related notes

Following further restructuring and deconsolidation of the insurance business in 2014 and 2015, ING Group revised its presentation of the Consolidated annual accounts to best present its core business and related results. Where relevant, comparative amounts are adjusted accordingly. The main changes in the presentation of the Consolidated annual accounts and related notes are as follows:

•	The primary statements and other terms used in these statements are renamed as follows:

•	The ‘Consolidated balance sheet’ is renamed to ‘Consolidated statement of financial position’;

•	The line item ‘Amounts due from banks’ is renamed to ‘Loans and advances to banks’:

•	The line item ‘Amounts due to banks’ is renamed to ‘Deposits from banks’;

•	The line item ‘Customer deposits and other funds on deposit’ is renamed to ‘Customer deposits’;

•	The line item ‘Minority interest’ is renamed to ‘Non-controlling interest’;

•	The ‘Consolidated profit and loss account’ is renamed to ‘Consolidated statement of profit or loss’; and

•	The naming of income and expense line items, specifically related to Interest and Commission, were simplified for further clarification.

•	The Consolidated statement of financial position is changed as follows:

•	The order of line items presented is changed to present assets, liabilities and equity in order of liquidity;

•	The line item ‘Real estate investments’ is now included in the line item ‘Other assets’ and renamed to ‘Investment properties’;

•	‘Current and deferred tax assets and–liabilities’ are now separately presented (previously included in the line items ‘Other assets and -liabilities’);

•	‘Provisions’, as previously included in the line item ‘Other liabilities’, are now separately presented;

•	The line item ‘Subordinated loans’ includes the line item ‘Other borrowed funds’ (previously separately presented);

•	The presentation of equity is changed to more granularly present the components of ‘Shareholder’s equity (parent)’; and

•	The asset line items Loans and advances to banks, Loans and advances to customers, and the liability line items Deposits from banks, Customer deposits, previously included amounts for Items to be settled. The Items to be settled amounts are now included in Other assets and Other liabilities respectively. On the basis of materiality, comparative amounts as at 31 December 2015 and 2014 have not been adjusted.

•	The Consolidated statement of profit or loss is changed as follows:

•	The order of line items presented is changed to present the components of ‘Total income’ more in line with the core business of ING;

•	Valuation results on non-trading derivatives and Net trading income have been combined into one line;

•	Interest income on trading portfolio has been split into two lines: ‘Interest income on trading derivatives’ and ‘Interest income on other trading portfolio’; and

•	Interest expense on trading liabilities has been split into two lines: ‘Interest expense on trading derivatives’ and ‘Interest expense on other trading portfolio’.

•	The Consolidated Statement of Cash Flows

•	The defined contribution payment for pension plans was previously presented in ‘Adjusted for: other’ and is now presented in ‘provisions and other liabilities’. Comparatives have been adjusted accordingly.

c) Changes in IFRS effective in 2016

ING Group has applied a number of interpretations and amendments to standards for the first time for the annual periods beginning on or after 1 January 2016. Apart from the accounting policy change described above, the implementation of these changes had an insignificant impact on the consolidated financial position, net result, other comprehensive income and related disclosures of ING Group. ING Group has not early adopted any other standard, interpretation or amendment which has been issued, but is not yet effective.

d) Upcoming changes in IFRS after 2016

Changes to IFRS effective in 2017

On 1 January 2017, amendments to IFRS become effective. The implementation of these amendments will have no significant impact on ING Group’s results or financial position.

F-15	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The list of upcoming changes to IFRS, which are applicable for ING Group:

•	Amendments to IAS 12 ‘Income Taxes’: Recognition of Deferred Tax Assets for Unrealised;

•	Amendments to IAS 7 ‘Statement of Cash Flows: Disclosure Initiative’; and

•	Annual improvement cycle 2014 – 2016

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014. IFRS 9 will replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets, and hedge accounting. The new requirements become effective as of 1 January 2018. ING Group has decided to apply the classification, measurement and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity at 1 January 2018, with no restatement of comparative periods. ING has also chosen not to early adopt changes introduced by IFRS 9 for financial liabilities where movements in own credit for financial liabilities designated at fair value through profit or loss will be presented in other comprehensive income.

IFRS 9 Program governance and status

The structure of the IFRS 9 Program has been set-up based on the three pillars of the IFRS 9 standard: Classification and Measurement, Impairment, and Hedge Accounting. These central work streams consist of experts from Finance, Risk, Bank Treasury, Operations and the business. The IFRS 9 Technical Board consists of the heads of various Finance and Risk functions supporting the IFRS 9 Steering Committee by reviewing the interpretations of IFRS 9, the central guidance and instructions as prepared by the central work streams. The IFRS 9 Steering Committee is the key decision making body and consists of senior managers from Group Finance, Finance Operations, Retail Banking, Credit & Trading Risk, Risk Operations, Bank Treasury, Balance Sheet Risk Management, and Wholesale Banking Lending Services. In addition, an international IFRS 9 network has been created within ING to connect all countries with the central team to ensure consistency in implementation. The Management Banking Board and the Audit Committee are periodically updated about IFRS 9 and will be actively involved in future decisions.

The IFRS 9 Program is being implemented across functions, businesses and countries. The Group Accounting policies are being updated to align with IFRS 9. In 2017, parallel runs will be performed to ensure IFRS 9 readiness on 1 January 2018.

Classification and Measurement

IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. Financial assets are therefore classified in their entirety rather than being subject to complex bifurcation requirements.

Two criteria are used to determine how financial assets should be classified and measured at Amortised Cost, Fair Value through Other Comprehensive Income (FVOCI) or Fair Value through Profit and Loss (FVPL):

1.	The Business Model assessment is performed to determine how a portfolio of financial instruments as a whole is managed in order to classify it as Hold to Collect, Hold to Collect & Sell or Other Business Model; and

2.	Contractual cash flow characteristics test is performed to determine whether the financial instruments give rise to cash flows that are analysed to check if they meet the Solely Payments of Principal and Interest (SPPI) test.

In 2016, the central team finalised a Business Model Blueprint based on the structure of the organisation and all the entities across the Group through discussions with various parties from the business, finance, and risk functions. The central team created and communicated the Business Model templates that were later tailored by local project teams to fit the local organisation as well as local business structure and product offering.

The central team also finalised an approach for performing the SPPI test and is in the process of performing a detailed analysis of the cash flow characteristics of our financial assets to detect whether they meet SPPI criteria. The SPPI test is performed on groups of assets that have a set of similar characteristics resulting in a homogenous population. Where testing is being performed at a local level, these local teams are trained and supported by the central team to ensure IFRS 9 is understood and implemented consistently across the Group.

The focus in 2017 will be finalising SPPI testing and formalising the governance to embed the changes brought by IFRS 9 into everyday business and financial reporting cycles to ensure ongoing compliance.

Impact

ING is currently assessing the impact of IFRS 9 on the classification and measurement of its financial assets. The classification and measurement of financial liabilities remains essentially the same as under IAS 39.

ING Group Annual Report on Form 20-F 2016	F-16

Notes to the Consolidated financial statements - continued

Impairment

The expected credit loss (ECL) model is more forward-looking, than the incurred loss model under IAS 39. The ECL estimates are required to be unbiased, probability-weighted, and should include supportable information about past events, current conditions and forecasts of future economic conditions. The ECL should reflect multiple macroeconomic scenarios and include the time value of money. The ECL model applies to all on-balance financial assets accounted for at amortised cost and FVOCI such as loans and debt securities, as well as off-balance items such as certain loan commitments, financial guarantees, and undrawn revolving credit facilities.

Three stage approach

ING Group will apply the IFRS 9 three stage approach to measure expected credit losses:

•	Stage 1: 12 month ECL – performing

Financial instruments that have not had a significant increase in credit risk since initial recognition require, at initial recognition, a provision for ECL associated with the probability of default events occurring within the next 12 months (12 month ECL).

•	Stage 2: Lifetime ECL – under-performing

In the event of a significant increase in credit risk since initial recognition, a provision is required for ECL resulting from all possible default events over the expected life of the financial instrument (Lifetime ECL).

•	Stage 3: Lifetime ECL – non-performing

Financial instruments that move into Stage 3 once credit impaired and purchases of credit impaired assets will require a Lifetime ECL provision.

Key concepts

ING Group aims to align the definition of credit impaired under IFRS 9 with the definition of default for prudential purposes and IAS 39 provisioning. ING Group considers a financial asset credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

ING Group established a framework for whether an asset has a significant increase in credit risk. Each asset will be assessed at the reporting date on the triggers for significant deterioration. ING Group intends to assess significant increase in credit risk using a delta in the lifetime default probability, forbearance status, watch list status, arrears and the more than 30 days past due backstop for stage 1 to stage 2 transfers. The stage allocation will be implemented in the central credit risk systems. In 2017 analyses on the movements between stages in both directions will be performed.

Measurement

The calculation of ECL will be based on ING Group’s expected loss models (PD, LGD, EAD) currently used for regulatory capital, economic capital and collective provisions in the current IAS 39 framework. The IFRS 9 ECL model builds on existing IRB models, removes embedded prudential conservatism (such as PD floors), and includes forward-looking point in time information based on macroeconomic indicators, such as unemployment rates and GDP growth. The expected loss parameters will be determined by using historical statistical relationships and macroeconomic predictions. For the small portfolios outside the IRB approach, existing framework for loan loss provisions will be applied to set the parameters to measure credit risk. The lifetime risk assessment will be based on historical observations enriched with forward looking information. The data series will be shorter compared to the assets under the IRB approach.

To measure ECL, ING Group applies a PD x EAD x LGD approach. For stage 1 assets a forward-looking approach on a 12 month horizon will be applied. For stage 2 assets a lifetime view on the underlying parameters is taken. The Lifetime Expected Loss (LEL) is the discounted sum of the portions of lifetime losses related to default events within each time window of 12 months. For stage three the PD equals 100% and the LGD and EAD represent a lifetime view of the characteristics of facilities that are in default.

In 2016, enhanced data was collected from all source systems around within ING and significant progress has been made in the central implementation of IFRS 9 concepts in the central credit risk system. Furthermore, ING Group’s asset portfolios are split into a number of sub-portfolios based on asset class and jurisdiction (e.g. mortgages in the Netherlands) in order to accurately measure ECL.

Impact

Based on the IFRS 9 ECL model a more volatile impairment charge is expected on the back of macroeconomic predictions. Financial assets with high risk long maturity profiles are expected to be subject to the biggest impact. A 12-month ECL will be recognized for all financial assets that have not had a significant increase in credit risk. IFRS 9 requires to calculate lifetime ECL for those assets with a significant increase in credit risk since initial recognition but are not credit impaired at the reporting date (i.e. Stage 2). This category did not exist under IAS 39. These factors combined with off-balance sheet items also in scope of the ECL model will likely result in an increase in the total level of impairment allowances.

ING expects that any negative effect on equity may be partly offset by the release of expected loss elements currently included in the calculation of regulatory capital (i.e. the regulatory shortfall). As the impact cannot be quantified reliably as of 31 December 2016, ING intends to quantify the potential impact of IFRS 9 no later than in the Annual Report 2017.

F-17	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Hedge Accounting

The IFRS 9 hedge accounting requirements aim to simplify general hedge accounting requirements. Furthermore, IFRS 9 aims to align hedge accounting more closely with risk management. All micro hedge accounting strategies as well as the macro cash flow hedge accounting are in scope of IFRS 9. Macro fair value hedging is not in scope of IFRS 9.

ING Group performed an assessment of the impact of the new hedge accounting requirements. Based on the outcome of this assessment, ING Group has made a decision to continue applying IAS 39 for hedge accounting including the application of the EU carve out as explicitly permitted by IFRS 9. ING Group will implement the revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ is effective for annual periods beginning on or after 1 January. IFRS 15 introduces a Five-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to the customer that delivers benefit from the customers perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer. The standard may be applied retrospectively, although transitional relief is available.. Fees related to the effective yield of the loan which is presented in Interest income and bank guarantee fees are not in the scope of IFRS 15. ING is currently assessing the revenue stream commission income but no significant impact is expected.

IFRS 16 ‘Leases’

In January 2016, the IASB issued IFRS 16 ‘Leases’ the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The new standard removes for lessee accounting, the distinction between operating or finance leases, resulting in all leases being treated as finance leases. All leases will be recognised on the statement of financial position with the optional exceptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The main reason for this change is that this approach will result in a more comparable representation of a lessee’s assets and liabilities in relation to other companies and, together with enhanced disclosures, will provide greater transparency of a lessee’s financial leverage and capital employed. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical options and exemptions to ease the costs of transition. Lessor accounting remains substantially unchanged. ING will adopt the standard at its effective date and is currently assessing the impact of this standard.

Reconciliation between IFRS-EU and IFRS-IASB

The published 2015 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

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

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (US GAAP).

ING Group Annual Report on Form 20-F 2016	F-18

Notes to the Consolidated financial statements - continued

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	Total Equity
	2016	2015	2014
In accordance with IFRS-EU	49,793	47,832	51,344
Adjustment of the EU IAS 39 carve-out	–3,472	–3,883	–5,117
Tax effect of the adjustment	936	1,023	1,327

Effect of adjustment after tax	–2,536	–2,860	–3,790

Shareholders’ equity	47,257	44,972	47,554
Non-voting equity securities
Non-controlling interests	606	638	8,047

In accordance with IFRS-IASB Total Equity	47,863	45,610	55,601

Reconciliation net result under IFRS-EU and IFRS-IASB
	Net result
	2016	2015	2014
In accordance with IFRS-EU	4,651	4,010	1,251
Adjustment of the EU IAS 39 carve-out	411	1,205	–419
Tax effect of the adjustment	–87	–289	131

Effect of adjustment after tax	324	916	–288

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	4,975	4,926	963
Non-controlling interests	75	408	164

In accordance with IFRS-IASB Total net result	5,050	5,334	1,127

e) Critical accounting policies

ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to loan loss provisions, goodwill impairments, provisions, and the determination of the fair values of financial assets and liabilities. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce significantly different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information in section f) ‘Principles of valuation and determination of results’.

Loan loss provisions

Loan loss provisions are recognised based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry, geographical, and concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.

The identification of impairment and the determination of the recoverable amount are inherently uncertain processes involving various assumptions and factors including the financial condition of the counterparty, expected future cash flows, observable market prices, and expected net selling prices.

Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment, are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Current observable data may include changes in unemployment rates, property prices, and commodity prices. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

F-19	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Goodwill impairment

ING assesses at each reporting period, whether there is an indication that an intangible asset may be impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, goodwill acquired in a business combination, and intangible assets not yet available for use, are tested annually for impairment. Goodwill is allocated to groups of CGUs (that is, the group of cash generating units or CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the best estimate of the recoverable amount of that group of CGUs. The carrying value is determined as the IFRS net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less costs of disposal and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses.

The identification and measurement of impairment is an inherently uncertain process involving various assumptions and factors, including financial condition of the counterparty, expected future cash flows, statistical loss data, discount rates, observable market prices, etc. Estimates and assumptions are based on management’s judgement and other information available prior to the issuance of the financial statements. Significantly different results can occur as circumstances change and additional information becomes known.

Provisions

A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is significant using a pre-tax discount rate. The recognition and measurement of provisions is an inherently uncertain process involving determining when a present obligation exists and estimates regarding amounts and timing of cash flows. Even in consultation with legal experts, the amount provisioned can remain sensitive to the assumptions used which may have a range of outcomes that is difficult to quantify.

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

Fair values of financial assets and liabilities

All the financial assets and liabilities are recognised initially at fair value, whereas financial assets and liabilities classified as held-for-trading or designated at fair value through profit or loss and financial assets classified as available-for-sale are subsequently measured at fair value in financial statements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It uses the assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability. Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted prices in an active market may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated. When markets are less liquid there may be a range of prices for the same security from different price sources, selecting the most appropriate price requires judgement and could result in different estimates of fair value.

For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable input in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.

When a group of financial assets and financial liabilities are managed on the basis of their net risk exposures, it measures the fair value of a group of financial assets and liabilities on net portfolio basis.

ING Group Annual Report on Form 20-F 2016	F-20

Notes to the Consolidated financial statements - continued

To include credit risk in the fair value, ING applies both credit and debit valuation adjustments (CVA, DVA). Own issued debt and structured notes that are measured at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All input data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are taken into account in the measurement of the valuation adjustment. ING applies an additional ‘funding valuation adjustment’ (FVA) based on the market price of funding liquidity and is applied to the uncollateralised derivatives.

Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.

Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the statement of profit or loss. Price testing is performed to minimise the potential risks for economic losses due to incorrect or misused models.

Reference is made to Note 37 ‘Fair value of assets and liabilities’ and the section ‘Risk management – Market risk’, paragraph ‘Fair values of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

f) Principles of valuation and determination of results

Consolidation

ING Group (the Group) comprises ING Groep N.V. (the Parent Company), ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and all entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:

•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern such policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

Control exists if ING Group is exposed to variable returns and having the ability to affect those returns through power over the investee.

A list of principal subsidiaries is included in Note 47 ‘Principal subsidiaries’.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil Code.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

For interests in investment vehicles, the existence of control is determined taking into account both ING Group’s financial interests for own risk and its role as investment manager.

The results of the operations and the net assets of subsidiaries are included in the statement of profit or loss and the statement of financial position from the date control is obtained until the date control is lost. On disposal, the difference between the sales proceeds, net of directly attributable transaction costs, and the net assets is included in net result.

A subsidiary which ING Group has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies are eliminated to the extent that there is no impairment. Where necessary, the accounting policies used by subsidiaries are changed to ensure consistency with group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V.

F-21	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Segment reporting

A segment is a distinguishable component of the Group, engaged in providing products or services, subject to risks and returns that are different from those of other segments monitored by management. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in euros, which is ING Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit or loss, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.

Exchange rate differences on non-monetary items, measured at fair value through profit or loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.

Exchange rate differences in the statement of profit or loss are generally included in Valuation results and net trading income. Reference is made to Note 22 ‘Valuation results and net trading income’, which discloses the amounts included in the statement of profit or loss. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below, in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the statement of profit or loss in Result on disposal of group companies. Reference is also made to Note 19 ‘Equity’, which discloses the amounts included in the statement of profit or loss.

Group companies

The results and financial positions of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities included in each statement of financial position are translated at the closing rate at the date of that statement of financial position;

•	Income and expenses included in each statement of profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange rate differences are recognised in a separate component of equity.

ING Group Annual Report on Form 20-F 2016	F-22

Notes to the Consolidated financial statements - continued

On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, the corresponding exchange rate differences are recognised in the statement of profit or loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.

Recognition and derecognition of financial instruments

Recognition of financial assets

All purchases and sales of financial assets classified at fair value through profit or loss, held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised at settlement date, which is the date on which the Group receives or delivers the asset.

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

Realised gains and losses on financial assets

For financial assets at amortised cost, realised gains and losses on investments are determined as the difference between the sale proceeds and (amortised) cost. For available-for-sale financial assets, the accumulated fair value adjustments in other comprehensive income are included in the statement of profit or loss when the asset is disposed. For equity securities, the cost is determined using a weighted average per portfolio. For debt securities, the cost is determined by specific identification.

Recognition of financial liabilities

Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument. Such contracts generally are not recognised unless one of the parties has performed or the contract is a derivative contract not exempted from the scope of IAS 39.

Derecognition of financial liabilities

Financial liabilities removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in profit or loss.

Classification of financial instruments

Financial assets and liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss include equity securities, debt securities, derivatives, loans and receivable, and other, and comprise the following sub-categories: trading assets, non-trading derivatives, and financial assets designated at fair value through profit or loss by management. Financial liabilities at fair value through profit or loss comprise the following sub-categories: trading liabilities, non-trading derivatives, and other financial liabilities designated at fair value through profit or loss by management. Trading liabilities include equity securities, debt securities, funds on deposit and derivatives.

A financial asset or financial liability is classified at fair value through profit or loss if acquired principally for the purpose of selling in the short term or if designated by management as such. Management will make this designation only if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.

Transaction costs on initial recognition are expensed as incurred. Interest income and expense from financial instruments is classified at fair value through profit or loss is recognised in Interest income and Valuation results and net trading income in the statement of profit or loss, using the effective interest method.

Dividend income from equity instruments classified at fair value through profit or loss is generally recognised in Investment income in the statement of profit or loss when the dividend has been declared. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section.

F-23	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Investments

Investments (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale and are initially recognised at fair value plus transaction costs. Investment debt securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale financial assets.

Available-for-sale financial assets

Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognised at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortised. Interest income is recognised using the effective interest method. Available-for-sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available-for-sale is recognised in Interest income in the statement of profit or loss. Dividend income from equity instruments classified as available-for-sale is recognised in Investment income in the statement of profit or loss when the dividend has been declared. Unrealised gains and losses arising from changes in the fair value are recognised in equity and are recycled to the statement of profit or loss as Investment income when the asset is disposed. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated by management as held-to-maturity assets are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognised in Interest income in the statement of profit or loss using the effective interest method. Held-to-maturity investments include only debt securities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Loans and receivables include Cash and balances with central banks, Loans and advances to banks, Loans and advances to customers, and Other assets and are reflected in these line items in the statement of financial position. Interest income from loans and receivables is recognised in Interest income in the statement of profit or loss using the effective interest method.

Credit risk management classification

Credit risk management disclosures are provided in the section ‘Risk management – Credit risk’ paragraph ‘Credit risk categories’. The relationship between credit risk classifications in that section and the consolidated statement of financial position classifications above is explained below:

•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the statement of financial position classification Financial assets at fair value through profit or loss (trading assets and non-trading derivatives) and to securities financing;

•	Money market risk arises when ING Group places short term deposits with a counterparty in order to manage excess liquidity and among others relates to the statement of financial position classifications Loans and advances to banks and Loans and advances to customers;

•	Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the statement of financial position classification Loans and advances to customers and off-balance sheet items e.g. obligations under financial guarantees and letters of credit;

•	Investment risk comprises the credit default and migration risk that is associated with ING Group’s investment portfolio and mainly relates to the statement of financial position classification Investments (available-for-sale and held-to-maturity); and

•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. Settlement risk mainly relates to the risk arising on disposal of financial instruments that are classified in the statement of financial position as Financial assets at fair value through profit or loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).

Maximum credit risk exposure

The maximum credit risk exposure for items in the statement of financial position is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 44 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the section ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

ING Group Annual Report on Form 20-F 2016	F-24

Notes to the Consolidated financial statements - continued

Financial liabilities at amortised cost

Financial liabilities at amortised cost include the following sub-categories: preference shares classified as debt, debt securities in issue, subordinated loans, and deposits from banks and customer deposits.

Borrowings are recognised initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds, net of transaction costs, and the redemption value is recognised in the statement of profit or loss over the period of the borrowings using the effective interest method.

If the Group purchases its own debt, it is removed from the statement of financial position, and the difference between the carrying amount of the liability and the consideration paid is included in the statement of profit or loss.

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

Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit or loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. An assessment is carried out when the Group first becomes party to the contract. A reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

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

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the statement of profit or loss, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised through the statement of profit or loss over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the statement of profit or loss only when the hedged item is derecognised.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Amounts accumulated in equity are recycled to the statement of profit or loss in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred immediately to the statement of profit or loss.

F-25	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Net investment hedges

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity and the gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Gains and losses accumulated in equity are included in the statement of profit or loss when the foreign operation is disposed.

Non-trading derivatives that do not qualify for hedge accounting

Derivative instruments that are used by the Group as part of its risk management strategies, but which do not qualify for hedge accounting under ING Group’s accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the statement of profit or loss.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount reported, in the statement of financial position when the Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Offsetting is applied to certain interest rate swaps for which the services of a central clearing house are used. Offsetting is also applied to certain clients subject to cash pooling arrangements where the intention to settle net is demonstrated via a physical transfer of cash balances into a single netting account on a period end basis.

Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (repos) are retained in the consolidated financial statements. The counterparty liability is included in Deposits from banks, Subordinated loans, Customer deposits, or Trading, as appropriate.

Securities purchased under agreements to resell (reverse repos) are recognised as Loans and advances to customers, Loans and advances to banks, or Financial assets at fair value through profit or loss - Trading assets, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.

Impairments of financial assets at amortised cost

ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest, or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as forbearance. In general, forbearance represents an impairment trigger under IFRS. In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of Loan loss provisioning as described below. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date. The Group determines whether there has been a substantial modification using both quantitative and qualitative factors.

The Group does not consider events that may be expected to occur in the future as objective evidence, and consequently they are not used as a basis for concluding that a financial asset or group of assets is impaired.

ING Group Annual Report on Form 20-F 2016	F-26

Notes to the Consolidated financial statements - continued

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

If there is objective evidence that an impairment loss on an asset carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (Loan loss provision) and the amount of the loss is recognised in the statement of profit or loss under Addition to loan loss provision. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a loss emergence period to default probabilities (also referred to as loss identification period). The loss emergence period is a concept which recognises that there is a period of time between the emergence of impairment triggers and the point in time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss emergence period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Although the loss emergence periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises, and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss emergence periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the provision. The amount of the reversal is recognised in the statement of profit or loss.

When a loan is uncollectable, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognised in the statement of profit or loss.

In most Retail portfolios, ING Bank has a write-off policy that requires 100% provision for all retail exposure after two years (three years for mortgages) following the last default date.

Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.

Impairment of available for sale financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. Significant and prolonged are interpreted on a case-by-case basis for specific equity securities; generally 25% and six months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in net result – is removed from equity and recognised in the statement of profit or loss. Impairment losses recognised on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the statement of profit or loss, the impairment loss is reversed through the statement of profit or loss.

F-27	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

The Group’s investment in associates and joint ventures (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates and joint ventures post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

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

Property and equipment

Property in own use

Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases in the carrying amount that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the statement of profit or loss. Increases that reverse a revaluation decrease on the same asset previously recognised in net result are recognised in the statement of profit or loss. Depreciation is recognised based on the fair value and the estimated useful life (in general 20–50 years). Depreciation is calculated on a straight-line basis. On disposal, the related revaluation reserve is transferred to retained earnings.

The fair values of land and buildings are based on regular appraisals by independent qualified valuers or internally, similar to appraisals of real estate investments. Subsequent expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Equipment

Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: for data processing equipment two to five years, and four to ten years for fixtures and fittings. Expenditure incurred on maintenance and repairs is recognised in the statement of profit or loss as incurred. Expenditure incurred on major improvements is capitalised and depreciated.

Disposals

The difference between the proceeds on disposal and net carrying value is recognised in the statement of profit or loss under Other income.

Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs are determined at the weighted average cost of capital of the project.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date.

ING Group Annual Report on Form 20-F 2016	F-28

Notes to the Consolidated financial statements - continued

ING Group as the lessee

The leases entered into by ING Group are primarily operating leases. The total payments made under operating leases are recognised in the statement of profit or loss on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any penalty payment to be made to the lessor is recognised as an expense in the period in which termination takes place.

ING Group as the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable under Loans and advances to customers or Loans and advances to banks. The difference between the gross receivable and the present value of the receivable is unearned lease finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under Assets under operating leases.

Assets under operating leases

Assets leased out under operating leases in which ING Group is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term.

Acquisitions, goodwill and other intangible assets

Acquisitions and goodwill

ING Group’s acquisitions are accounted for using the acquisition method of accounting. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset. Goodwill is only capitalised on acquisitions. The results of the operations of the acquired companies are included in the statement of profit or loss from the date control is obtained.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value. Contingent consideration arrangements classified as an asset or a liability, are subsequently measured at fair value. Changes in the fair value of the contingent consideration classified as equity, are not recognised.

Where a business combination is achieved in stages, ING Group’s previously held interests in the assets and liabilities of the acquired entity are remeasured to fair value at the acquisition date (i.e. the date ING Group obtains control) and the resulting gain or loss, if any, is recognised in the statement of profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the statement of profit or loss, where such treatment would be appropriate if that interest were disposed of. Acquisition related costs are recognised in the statement of profit or loss as incurred and presented in the statement of profit or loss as Other operating expenses.

Until 2009, before IFRS 3 ‘Business Combinations’ was revised, the accounting of previously held interests in the assets and liabilities of the acquired entity were not remeasured at the acquisition date and the acquisition related costs were considered to be part of the total consideration.

The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value can be complex and the time between the acquisition and the preparation of the Annual Accounts can be limited. The initial accounting shall be completed within a year after acquisition. Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities, that are identified within one year after acquisition are recognised as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. On disposal of group companies, the difference between the sale proceeds and carrying value (including goodwill) and the unrealised results (including the currency translation reserve in equity) is included in the statement of profit or loss.

Computer software

Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life. This period will generally not exceed five years. Amortisation is included in Other operating expenses.

Other intangible assets

Other intangible assets are capitalised and amortised over their expected economic life, which is generally between three and ten years. Intangible assets with an indefinite life are not amortised.

F-29	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Taxation

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in the statement of profit or loss but it is recognised directly in equity if the tax relates to items that are recognised directly in equity.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

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

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are recognised directly in equity, is also recognised directly in equity and is subsequently recognised in the statement of profit or loss together with the deferred gain or loss.

Uncertain tax positions are assessed continually by ING Group and in case it is probable that there will be a cash outflow; a current tax liability is recognised.

Other assets

Investment property

Investment properties are recognised at fair value at the balance sheet date. Changes in the carrying amount resulting from revaluations are recognised in the statement of profit or loss. On disposal, the difference between the sale proceeds and carrying value is recognised in the statement of profit or loss.

Property obtained from foreclosures

Property obtained from foreclosures is stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price, less applicable variable selling expenses. Property obtained from foreclosures is included in Other assets - Property development and obtained from foreclosures.

Property development

Property developed and under development for which ING Group has the intention to sell the property after its completion is included in Other assets – Property development and obtained from foreclosures.

Property developed and under development for which ING Group has the intention to sell the property under development after its completion and where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and ING Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognised using the completed contract method (on sale date of the property). Impairment is recognised if the estimated selling price, less applicable variable selling expenses is lower than carrying value.

Property under development for which ING Group has the intention to sell the property under development after its completion and where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition). The stage of completion is measured by reference to costs incurred to date as percentage of total estimated costs for each contract.

Property under development is stated at fair value (with changes in fair value recognised in the statement of profit or loss) if ING Group has the intention to recognise the property under development after completion as real estate investments.

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

ING Group Annual Report on Form 20-F 2016	F-30

Notes to the Consolidated financial statements - continued

Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to its fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognised through a reduction of the carrying value of any goodwill related to the disposal group and the carrying value of certain other non-current non-financial assets. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognised upon classification as held for sale, but is recognised as part of the result on disposal if and when a divestment transaction occurs.

When a group of assets that is classified as held for sale represents a major line of business or geographical area the disposal group classifies as discontinued operations. Upon classification of a business as held for sale and discontinued operations the individual income and expenses are classified to Total net result from discontinued operations instead of being presented in the usual line items in the Consolidated statement of profit or loss. All comparative years in the Consolidated statement of profit or loss are restated and presented as discontinued operations for all periods presented. Furthermore, the individual assets and liabilities are presented in the Consolidated statement of financial position as Assets and liabilities held for sale and are no longer included in the usual line items in the Consolidated statement of financial position. Changes in assets and liabilities as a result of classification as held for sale are included in the notes in the line Changes in composition of the group and other changes.

Other liabilities

Defined benefit plans

The net defined benefit asset or liability recognised in the statement of financial position in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.

Plan assets are measured at fair value at the balance sheet date. For determining the pension expense, the return on plan assets is determined using a high quality corporate bond rate identical to the discount rate used in determining the defined benefit obligation.

Changes in plan assets that effect Shareholders’ equity and/or Net result, include mainly:

•	return on plan assets using a high quality corporate bond rate at the start of the reporting period which are recognised as staff costs in the statement of profit or loss; and

•	remeasurements which are recognised in Other comprehensive income (equity).

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

Changes in the defined benefit obligation that effects Shareholders’ equity and/or Net result, include mainly:

•	service cost which are recognised as staff costs in the statement of profit or loss;

•	interest expenses using a high quality corporate bond rate at the start of the period which are recognised as staff costs in the statement of profit or loss; and

•	remeasurements which are recognised in Other comprehensive income (equity).

Remeasurements recognised in other comprehensive income are not recycled to profit or loss. Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment. Gains and losses on curtailments and settlements are recognised in the statement of profit or loss when the curtailment or settlement occurs.

The recognition of a net defined benefit asset in the consolidated statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses in the profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

F-31	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Income recognition

Interest

Interest income and expense are recognised in the statement of profit or loss using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

All interest income and expenses from trading positions and non-trading derivatives are classified as interest income and interest expenses in the statement of profit or loss. Changes in the ‘clean fair value’ are included in Valuation results and net trading income.

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

Expense recognition

Expenses are recognised in the statement of profit or loss as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably.

Share-based payments

Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions are measured at the grant date and the fair value of cash-settled share-based payment transactions are measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a predetermined continuous period of service.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, the grant is recognised over the period necessary to match the grant on a systematic basis to the expense that it is intended to compensate. In such case, the grant is deducted from the related expense in the statement of profit or loss.

Earnings per ordinary share

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:

•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages; and

•	In case of exercised warrants, the exercise date is taken into consideration.

ING Group Annual Report on Form 20-F 2016	F-32

Notes to the Consolidated financial statements - continued

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

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the statement of profit or loss and changes in items per the statement of financial position, which do not result in actual cash flows during the year.

For the purposes of the statement of cash flows, Cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks and deposits from banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.

The net cash flow shown in respect of Loans and advances to customers relates only to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the statement of financial position has been adjusted accordingly from the result before tax and is shown separately in the statement of cash flows.

The difference between the net cash flow in accordance with the statement of cash flows and the change in Cash and cash equivalents in the statement of financial position is due to exchange rate differences and is accounted for separately as part of the reconciliation of the net cash flow and the change in Cash and cash equivalents in the statement of financial position.

g) Parent company accounts

The parent company accounts of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in the Parent company accounts are the same as those applied in the Consolidated annual accounts.

F-33	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

2.1.2 Notes to the Consolidated statement of financial position

Assets

2 Cash and balances with central banks

Cash and balances with central banks
	2016	2015
Amounts held at central banks	16,408	19,753
Cash and bank balances	1,736	1,705

	18,144	21,458

In 2016, the decrease in Cash and balances with central banks is mainly as a result of the lowering of excess liquidity.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 41 ‘Assets not freely disposable’ for restrictions on Cash balances with central banks.

3 Loans and advances to banks

Loans and advances to banks
	Netherlands		International		Total
	2016	2015	2016	2015	2016	2015
Loans	10,381	11,549	18,483	17,497	28,864	29,046
Cash advances, overdrafts and other balances	3	531	2	425	5	956

	10,384	12,080	18,485	17,922	28,869	30,002
Loan loss provisions			–11	–14	–11	–14

	10,384	12,080	18,474	17,908	28,858	29,988

Loans include balances (mainly short-term deposits) with central banks amounting to EUR 2,880 million (2015: EUR 1,104 million).

As at 31 December 2016, Loans include receivables related to securities in reverse repurchase transactions amounting to EUR 2,992 million (2015: EUR 1,092 million) and receivables related to finance lease contracts amounting to EUR 88 million (2015: EUR 114 million). Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions. Reference is made to Note 6 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2016, the non-subordinated receivables amount to EUR 28,790 million (2015: EUR 29,924 million) and the subordinated receivables amount to EUR 68 million (2015: EUR 64 million).

Reference is made to Note 41 ‘Assets not freely disposable’ for restrictions on Loans and advances to banks.

No individual loans and advances to banks has terms and conditions that significantly affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations, refer to the section ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

4 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	2016	2015
Trading assets	114,504	131,467
Non-trading derivatives	2,490	3,347
Designated as at fair value through profit or loss	5,099	3,234

	122,093	138,048

ING Group Annual Report on Form 20-F 2016	F-34

Notes to the Consolidated financial statements - continued

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Trading assets

Trading assets by type
	2016	2015
Equity securities	9,513	14,799
Debt securities	9,863	14,316
Derivatives	38,231	39,012
Loans and receivables	56,897	63,340

	114,504	131,467

In 2016, the decrease is mainly cause by lower market activities.

As at 31 December 2016, Trading assets include receivables of EUR 56,020 million (2015: EUR 62,221 million) with regard to reverse repurchase transactions.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 14 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

Non-trading derivatives

Non-trading derivatives by type
	2016	2015
Derivatives used in
– fair value hedges	787	800
– cash flow hedges	438	917
– hedges of net investments in foreign operations	73	72
Other non-trading derivatives	1,192	1,558

	2,490	3,347

ING Group holds warrants for 35 million shares and 26 million shares in NN Group N.V. and Voya Financial Inc. respectively.

As at 31 December 2016, Other non-trading derivatives includes EUR 175 million (2015: EUR 103 million ) and EUR 19 million (2015: EUR 58 million) related to warrants on the shares of Voya Financial Inc. and NN Group N.V. respectively. Reference is made to Note 22 ‘Valuation results and net trading income’.

Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for which no hedge accounting is applied.

F-35	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Designated as at fair value through profit or loss

Designated as at fair value through profit or loss by type
	2016	2015
Equity securities	3	7
Debt securities	1,669	1,080
Loans and receivables	3,427	2,147

	5,099	3,234

Included in the Financial assets designated at fair value through profit or loss is a portfolio of loans and receivables which is economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables included in Financial assets designated at fair value through profit or loss approximates its carrying value. The cumulative change in fair value of the loans attributable to changes in credit risk is not significant.

The notional value of the related credit derivatives is EUR 260 million (2015: EUR 215 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated, amounts to EUR –8 million (2015: EUR –9 million) and the change for the current year amounts to EUR 1 million (2015: nil).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

As at 31 December 2016, Loans and receivables designated at fair value through profit or loss includes EUR 3,001 million (2015: EUR 1,766 million) with regard to reverse repurchase transactions.

5 Investments

Investments by type
	2016	2015
Available-for-sale
– equity securities - shares in third party managed structured entities	170	169
– equity securities - other	3,854	4,265

	4,024	4,434
– debt securities	78,888	82,566

	82,912	87,000
Held-to-maturity
– debt securities	8,751	7,826

	8,751	7,826

	91,663	94,826

Investments held-to-maturity increased by EUR 0.9 billion. The increase is attributable to a new investment in USD government bonds and bonds issued by financial institutions, offset by a decrease in covered bonds.

In June 2016, the VISA transaction closed. As a result of this transaction, the Available-for-sale equity securities amounting to EUR 163 million, comprising ordinary shares held in VISA Europe Limited, were derecognised. As part of the upfront consideration, ING received EUR 30 million preferred shares convertible into VISA Inc. class A ordinary shares. These preferred shares are classified as Available-for-sale equity securities. Reference is made to Note 51 ‘Other events’.

In the fourth quarter of 2016, the merger between Equens SE (Equens) and Worldline was completed. The legal entity Equens ceased to exist and was renamed equensWorldline SE. ING Group previously held 15.42% in Equens at EUR 34.7 million. As a result of the merger, ING Group now holds a shareholding of 5.9% in the combined company at EUR 64.9 million. Reference is made to Note 23 ‘Investment income’ for further information on the results from the merger included in the statement of profit or loss.

ING Group Annual Report on Form 20-F 2016	F-36

Notes to the Consolidated financial statements - continued

In October 2016 ING sold 2.5% of Kotak Mahindra Bank shares representing a carrying value of EUR 456 million.

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities [1]
	2016	2015
Available-for-sale investments	78,888	82,566
Held-to-maturity investments	8,751	7,826
Loans and advances to customers	7,471	9,625
Loans and advances to banks	952	1,857

Available-for-sale investments and Assets at amortised cost	96,062	101,874
Trading assets	9,863	14,316
Designated as at fair value through profit or loss	1,669	1,080

Financial assets at fair value through profit or loss	11,532	15,396

	107,594	117,270

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 96,062 million (2015: EUR 101,874 million) is specified as follows by type of exposure:

Debt securities by type and line items per the statement of financial position - Available-for-sale investments and Assets at amortised cost
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Loans and advances to banks		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Government bonds	41,985	46,104	6,688	5,500	858	874			49,531	52,478
Sub-sovereign, Supranationals and Agencies	20,484	20,337	1,613	1,619	267	297			22,364	22,253
Covered bonds	11,297	11,949	100	350	1,820	2,119	882	1,787	14,099	16,205
Corporate bonds	1,345	1,177			791	1,036			2,136	2,213
Financial institutions’ bonds	2,020	1,865			351	363	70	64	2,441	2,292
ABS portfolio	1,757	1,134	350	357	3,384	4,936		6	5,491	6,433

Bond portfolio	78,888	82,566	8,751	7,826	7,471	9,625	952	1,857	96,062	101,874

Sub-sovereign Supranationals and Agencies (SSA) comprise amongst others, multilateral development banks, regional governments, local authorities, and US agencies. Under certain conditions, SSA bonds may qualify as Level 1 High Quality Liquid Assets for the Liquidity Coverage Ratio (LCR).

Approximately 97% (2015: 91%) of the exposure in the ABS portfolio is externally rated AAA up to and including A-.

Borrowed debt securities are not recognised in the statement of financial position and amount to nil (2015: nil).

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

F-37	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Changes in available-for-sale and held-to-maturity investments

Changes in available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Opening balance	4,434	2,718	82,566	92,684	7,826	2,239	94,826	97,641
Additions	80	1,279	27,073	42,976	1,731	3,457	28,884	47,712
Amortisation			–144	–106	–87	–67	–231	–173
Transfers and reclassifications	–92			–3,499		3,499	–92
Changes in unrealised revaluations	363	743	–102	–1,595	–70	–72	191	–924
Impairments	–13	–117		–17			–13	–134
Disposals and redemptions	–682	–216	–30,483	–48,331	–630	–1,219	–31,795	–49,766
Exchange rate differences	–72	27	–16	469	–19	–11	–107	485
Changes in the composition of the group and other changes	6		–6	–15				–15

Closing balance	4,024	4,434	78,888	82,566	8,751	7,826	91,663	94,826

Reference is made to Note 23 ‘Investment income’ for details on Impairments.

In 2016 ‘Changes in the composition of the group and other changes’ includes the modification of an Available-for-sale debt security into newly issued shares.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

Transfers and reclassifications of available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2016	2015	2016	2015	2016	2015	2016	2015
To/from held-to-maturity				–3,499				–3,499
To/from available-for-sale						3,499		3,499
To/from investment in associates and joint ventures	–82						–82
To/from other assets/other liabilities	–10						–10

	–92	–	–	–3,499	–	3,499	–92	–

In 2015, EUR 3.5 billion of mainly Government bonds previously classified as Available-for-sale debt securities were classified as Held-to-maturity due to ING’s intent and ability to hold these bonds until maturity.

Available-for-sale equity securities - Listed and Unlisted
	2016	2015
Listed	3,539	3,804
Unlisted	485	630

	4,024	4,434

ING Group Annual Report on Form 20-F 2016	F-38

Notes to the Consolidated financial statements - continued

6 Loans and advances to customers

Loans and advances to customers by type
	Netherlands[1,2]		International[2]		Total
	2016	2015	2016	2015	2016	2015
Loans to, or guaranteed by, public authorities[1]	27,746	30,912	18,634	18,214	46,380	49,126
Loans secured by mortgages[2]	124,001	125,199	191,123	179,510	315,124	304,709
Loans guaranteed by credit institutions[1]	201	4,795	944	191	1,145	4,986
Personal lending[1]	4,376	5,636	18,722	17,041	23,098	22,677
Asset backed securities			3,380	4,936	3,380	4,936
Corporate loans[1,2]	38,530	197,069	137,675	119,162	176,205	316,231

	194,854	363,611	370,478	339,054	565,332	702,665
Loan loss provisions	–2,349	–2,900	–2,829	–2,872	–5,178	–5,772

	192,505	360,711	367,649	336,182	560,154	696,893

1	The comparative amounts, as at 31 December 2015, are adjusted. Total Loans and advances to customers, as at 31 December 2015, increased by EUR 163.5 billion from EUR 533.4 billion to EUR 696.9 billion mostly as a result of an increase in Corporate loans by EUR 146.0 billion from EUR 170.2 billion to EUR 316.2 billion. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting policies and Changes in presentation in 2016.
2	In 2016, Loans and advances to customers by type as at 31 December 2015 are adjusted. Certain Corporate Loans have been reclassified to Loans secured by mortgages.

The decrease in Loans and advances to customers compared to 2015 is primarily due to a change in accounting policies implemented in 2016. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.

As at 31 December 2016, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 47 million (2015: EUR 418 million).

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by subordination
	2016	2015
Non-subordinated[1]	558,857	695,596
Subordinated	1,297	1,297

	560,154	696,893

1	The comparative amounts, as at 31 December 2015, are adjusted as a result of a change in accounting policies and a reclassification for Items to be cleared. Total Loans and advances to customers, as at 31 December 2015, increased by EUR 163.5 billion from EUR 533.4 billion to EUR 696.9 billion. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting policies and Changes in presentation in 2016.

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations, refer to the section ‘Risk management – Credit risk’ paragraph Çredit Risk Appetite and Concentration Risk Framework’.

F-39	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Loans and advances to customers and Loans and advances to banks include finance lease receivables and are detailed as follows:

Finance lease receivables
	2016	2015
Maturities of gross investment in finance lease receivables
– within 1 year	2,492	2,690
– more than 1 year but less than 5 years	6,282	6,004
– more than 5 years	3,114	3,672

	11,888	12,366
Unearned future finance income on finance leases	–1,254	–1,507

Net investment in finance leases	10,634	10,859
Maturities of net investment in finance lease receivables
– within 1 year	2,210	2,368
– more than 1 year but less than 5 years	5,635	5,246
– more than 5 years	2,789	3,245

	10,634	10,859
Included in Loans and advances to banks	88	114
Included in Loans and advances to customers	10,546	10,745

	10,634	10,859

The allowance for uncollectable finance lease receivables includes in the loan loss provisions an amount of EUR 282 million as at 31 December 2016 (2015: EUR 271 million).

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

Loan loss provisions by type
	Netherlands		International		Total
	2016	2015	2016	2015	2016	2015
Loans to, or guaranteed by, public authorities			7	2	7	2
Loans secured by mortgages	550	819	638	717	1,188	1,536
Loans guaranteed by credit institutions	2	1	12	15	14	16
Personal lending	122	177	620	712	742	889
Asset backed securities			2	2	2	2
Corporate loans and Credit Facilities	1,738	1,903	1,617	1,438	3,355	3,341

	2,412	2,900	2,896	2,886	5,308	5,786
The closing balance is included in
– Loans and advances to banks			11	14	11	14
– Loans and advances to customers	2,349	2,900	2,829	2,872	5,178	5,772
– Other provisions other	63		56		119

	2,412	2,900	2,896	2,886	5,308	5,786

ING Group Annual Report on Form 20-F 2016	F-40

Notes to the Consolidated financial statements - continued

Changes in loan loss provisions
	2016	2015
Opening balance	5,786	5,995
Write-offs	–1,494	–1,718
Recoveries	94	91
Increase in loan loss provisions	974	1,347
Exchange rate differences	–55	38
Changes in the composition of the group and other changes	3	33

Closing balance	5,308	5,786

The Increase in loan loss provisions is presented as Addition to loan loss provisions in the Consolidated statement of profit or loss.

7 Investments in associates and joint ventures

Investments in associates and joint ventures
2016	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	729	861	21,439	19,275	685	489
Other investments in associates and joint ventures			280

			1,141

Investments in associates and joint ventures
2015	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	801	732	20,956	19,074	630	419
Other investments in associates and joint ventures			230

			962

TMB Public Company Limited (TMB) is an associate in which ING Group holds a 30% ownership interest. TMB is a financial institution providing products and services to Wholesale, Small and Medium Enterprise (SME) and Retail customers. TMB is domiciled in Bangkok, Thailand and is listed on the Stock Exchange of Thailand (SET).

Other investments in associates and joint ventures are mainly investment property funds or vehicles operating predominantly in Europe.

ING Group does not hold any interests in Investments in Associates and joint ventures that are individually significant to ING Group. Other investments in associates and joint ventures represents a large number of associates and joint ventures with an individual statement of financial position value of less than EUR 50 million.

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

Accumulated impairments of EUR 48 million (2015: EUR 24 million) have been recognised. The values presented in the tables above could differ from the values presented in the individual annual accounts of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. Where the listed fair value is lower than the statement of financial position value, an impairment review and an evaluation of the going concern basis has been performed.

F-41	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Changes in Investments in associates and joint ventures
	2016	2015
Opening balance	962	953
Additions	49	24
Transfers to and from Investments/Other assets and liabilities	75	–10
Revaluations	38	5
Share of results	91	110
Dividends received	–37	–33
Disposals	–54	–125
Impairments	–3
Exchange rate differences	20	20
Changes in the composition of the group and other changes		18

Closing balance	1,141	962

Additions

In 2016 additions are mainly due to several smaller investments in associates.

Transfers to and From Investments/Other assets and liabilities

In 2016 transfers included EUR 82 million reclassification from Available-for-sale equity securities to associates and EUR –7 million reclassification from/to other assets and other liabilities.

Revaluations

In 2016, revaluations as presented in the table above of EUR 38 million includes, EUR 54 million relating to TMB, EUR 17 million relating to Equens SE, and EUR –31 million is due to other revaluations.

Share of results

In 2016, Share of results from associates and joint ventures of EUR 88 million as presented in the statement of profit or loss, includes:

•	Share of results, as presented in the table above of EUR 91 million mainly attributable to results of TMB amounting to EUR 68 million and a gain of EUR 21 million on disposal of shares held in VISA Europe Limited; and

•	Impairments of investments in associates and joint ventures of EUR –3 million.

In 2015, Share of results from associates and joint ventures of EUR 492 million as presented in the statement of profit or loss, included:

•	Share of results, as presented in the table above, of EUR 110 million mainly attributable to results of TMB amounting to EUR 75 million and gain on disposal of Ivy Retail SRL and Ontwikkelingscombinatie Overhoeks C.V. amounting to EUR 10 million and EUR 5 million respectively;

•	A net gain on Investments in associates held for sale of EUR 382 million, which comprised EUR 367 million from the merger of ING Vysya with Kotak and EUR 15 million on the sale of ING Nationale Nederlanden PTE Polska, S.A.; and

•	Impairments on investments in associates and joint ventures of nil.

Disposals

In 2016, Disposals of EUR 54 million is mainly attributable to the sale of Enterprise Center of EUR 40 million and capital repayment CBRE Asia Value Fund of EUR 10 million.

In 2015, Disposals of EUR 125 million was mainly attributable to sale of Ivy Retail SRL and Ontwikkelingscombinatie Overhoeks C.V. as referred to above.

Exchange rate differences

In 2016, Exchange rate differences includes EUR 20 million, of which 28 million relates to TMB and EUR –9 million relates to Appia Group (2015: EUR 11 million related to TMB).

ING Group Annual Report on Form 20-F 2016	F-42

Notes to the Consolidated financial statements - continued

8 Property and equipment

Property and equipment by type
	2016	2015
Property in own use	881	982
Equipment	1,015	971
Assets under operating leases	106	74

	2,002	2,027

ING uses external valuers to value property in own use. All properties are typically appraised by external valuers once every five years.

Changes in property in own use
	2016	2015
Opening balance	982	1,020
Additions	9	10
Reclassifications
- Transfers to and from Investment properties	8	1
- Transfers to and from Other assets		4

	8	5
Amounts recognised in the statement of profit or loss for the year
- Depreciation	–15	–16
- Impairments	–64	–17
- Reversal of impairments	5	14

	–74	–19
Revaluations recognised in equity during the year	11	32
Disposals	–38	–60
Exchange rate differences	–17	–6

Closing balance	881	982
Gross carrying amount as at 31 December	1,656	1,823
Accumulated depreciation as at 31 December	–504	–635
Accumulated impairments as at 31 December	–271	–206

Net carrying value as at 31 December	881	982
Revaluation surplus
Opening balance	273	219
Revaluation in the year	–17	54

Closing balance	256	273

The cost or the purchase price amounted to EUR 1,400 million (2015: EUR 1,551 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 625 million (2015: EUR 710 million) had property in own use been valued at cost instead of at fair value.

F-43	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Changes in equipment
	Data processing equipment		Fixtures and fittings and other equipment		Total
	2016	2015	2016	2015	2016	2015
Opening balance	263	265	708	733	971	998
Additions	161	140	181	176	342	316
Disposals	–5	–6	–20	–7	–25	–13
Depreciation	–137	–125	–178	–186	–315	–311
Exchange rate differences	–5	–4	–5	–1	–10	–5
Changes in the composition of the group and other changes	46	–7	6	–7	52	–14

Closing balance	323	263	692	708	1,015	971
Gross carrying amount as at 31 December	1,274	1,092	2,432	2,482	3,706	3,574
Accumulated depreciation as at 31 December	–950	–828	–1,740	–1,774	–2,690	–2,602
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	323	263	692	708	1,015	971

9 Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Opening balance	985	1,061	567	574	15	20	1,567	1,655
Additions			93	134			93	134
Capitalised expenses			195	122			195	122
Amortisation			–182	–265	–5	–5	–187	–270
Impairments			–45	–15			–45	–15
Exchange rate differences	–82	–70	–1			–1	–83	–71
Disposals			–9	–1			–9	–1
Changes in the composition of the group and other changes		–6	–47	18		1	–47	13

Closing balance	903	985	571	567	10	15	1,484	1,567
Gross carrying amount as at 31 December	903	985	1,756	1,706	29	29	2,688	2,720
Accumulated amortisation as at 31 December			–1,147	–1,128	–17	–12	–1,164	–1,140
Accumulated impairments as at 31 December			–38	–11	–2	–2	–40	–13

Net carrying value as at 31 December	903	985	571	567	10	15	1,484	1,567

ING Group Annual Report on Form 20-F 2016	F-44

Notes to the Consolidated financial statements - continued

Goodwill

Goodwill is allocated to groups of CGUs as follows:

Goodwill allocation to group of CGUs
	Method used for recoverable amount	Discount rate	Long term growth rate	Goodwill	Goodwill
Group of CGU’s				2016	2015
Retail Belgium	Values in use	8.64%	0.45%	50	50
Retail Germany	Values in use	7.74%	0.45%	349	349
Retail Growth Markets[1,2]	Fair value less cost of disposal	12.48%	3.19%	375	427
Wholesale Banking[2]	Values in use	8.80%	0.96%	129	159

				903	985

1	As of 2016, the group of CGUs Retail Central Europe is renamed to Retail Growth and enhanced with Asian stakes to align with segment reporting. This change has no impact on goodwill allocated to this group of CGUs in 2016 and 2015.
2	Goodwill related to Growth Countries is allocated across two groups of CGUs EUR 375 million to Retail Growth and EUR 109 million to Wholesale Banking.

No goodwill impairment was recognised in 2016 (2015: nil). Changes in the goodwill per group of CGUs in 2016 is due to changes in currency exchange rates.

Goodwill impairment testing

Impairment reviews with respect to goodwill are performed at least annually and more frequently if events indicate that impairments may have occurred. Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes and is referred to as a Cash Generating Unit (CGU), or group of CGUs. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs (that is, the group of cash generating units or CGUs) to the best estimate of the recoverable amount of that group of CGUs. In compliance with IAS 36 ‘Impairment of assets’, the carrying value is determined on a basis that is consistent with the way in which the recoverable amount of the CGU is determined. The actual IFRS capital is the basis for allocation of carrying value to CGUs, adjusted for Retail/Wholesale split using a solvency allocation key which is based on the CGUs share of risk-weighted assets.

Methodology

Several methodologies are applied to arrive at the best estimate of the recoverable amount. In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU). Fair value less costs of disposal is based on observable share prices (Level 1 inputs in the fair value hierarchy), observable Price-to-Book multiples of relevant peer banks (Level 2), or based on a discounted free cash flow model (Level 3). The VIU calculation is based on a Dividend Discount model using five year management approved plans. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long term inflation which are based on market sources and management’s judgement. The long term growth rate for EU-countries is based on long-term risk-free rate by reference to the yield of a composite index consisting of Euro generic government bonds, with a maturity of 30 years. For other countries, the growth rate includes long term inflation rate obtained from market sources.

The carrying value of the CGUs exceeds the recoverable amount for 2016 and 2015 and therefore no impairment is required.

Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the Price to Book ratios, share price of listed subsidiaries and the local parameters for CET1, discount rate, and long term growth rates. The model was tested for sensitivity by changing the key parameters in the model to more conservative values. The sensitivity analysis did not trigger additional impairment considerations.

Software

Software, includes internally developed software amounting to EUR 395 million (2015: EUR 319 million).

As of 2016, the amortisation period for capitalised software is changed from three to five years. The change is applied prospectively. The change results in a lower charge to the statement of profit or loss for the year. The change has no significant impact on the statement of profit or loss for the year ended 31 December 2016 and is not expected to have a significant impact on the statement of profit or loss of ING Group in future years. Amortisation of software and other intangible assets is included in the statement of profit or loss in other operating expenses. Reference is made to Note 27 ‘Other operating expenses’.

F-45	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

10 Other assets

Other assets by type
	2016	2015
Net defined benefit assets	609	643
Investment properties	65	77
Property development and obtained from foreclosures	184	212
Accrued interest and rents	5,588	6,228
Other accrued assets	884	717
Amounts to be settled	4,815	2,087
Other	2,577	2,297

	14,722	12,261

Disclosures in respect of Net defined benefit assets are provided in Note 35 ‘Pension and other post-employment benefits’.

Property development and obtained from foreclosures

Property development and obtained from foreclosures
	2016	2015
Property developed	109	141
Property obtained from foreclosures	75	71

	184	212
Gross carrying amount as at 31 December	469	531
Accumulated impairments as at 31 December	–285	–319

Net carrying value	184	212

Accrued interest and rents

As at 31 December 2016, the line item includes accrued interest of EUR 1,939 million (2015: EUR 2,290 million) on trading derivative assets and EUR 2,773 million (2015: EUR 2,895 million) on loans and available-for-sale bonds. Accrued interest on trading derivative assets should be considered together with accrued interest on trading derivative liabilities as included in Other liabilities. Reference is made to Note 16 ‘Other liabilities’. The remainder of the balance relates mainly to accrued interest on cash flow hedges, fair value hedges, and other non-trading derivatives.

Other accrued assets

In 2016, Other accrued assets increased by EUR 167 million, mainly due to card transactions.

Amounts to be settled

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term in nature and are expected to settle shortly after the balance sheet date. The increase in 2016 is partly attributable to the reclassification of Items to be settled in respect of securities transactions. Items to be settled in respect of securities transactions of nil, at 31 December 2016 (31 December 2015: EUR 1,499 million), were previously reported under Loans and advances to customers and Loans and advances to banks. On the basis of materiality, comparative amounts as at 31 December 2015 have not been adjusted. Furthermore, the increased balance, as at 31 December 2016, is due to higher market activity compared to year end.

Other

Other assets - Other relates mainly to other receivables in the normal course of business.

11 Assets held for sale

As at 31 December 2015, Assets held for sale related to the investment of 25.75% in the associate NN Group which amounted to EUR 2,153 million.

During 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

ING Group Annual Report on Form 20-F 2016	F-46

Notes to the Consolidated financial statements - continued

Reference is made to Note 28 ‘Discontinued operations’ and Note 51 ‘Other events’.

F-47	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Liabilities

12 Deposits from banks

Deposits from banks include non-subordinated debt from banks, except for amounts in the form of debt securities.

Deposits from banks by type
	Netherlands		International		Total
	2016	2015	2016	2015	2016	2015
Non-interest bearing		1,304	449	1,063	449	2,367
Interest bearing	13,778	12,331	17,737	19,115	31,515	31,446

	13,778	13,635	18,186	20,178	31,964	33,813

In 2016, ING participated in the new targeted longer-term refinancing operations (TLTRO II) of EUR 10.7 billion and early redeemed the old TLTRO I tranches for EUR 8.7 billion.

The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation at the benchmark rate of the European Central Bank.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

13 Customer deposits

Customer deposits
	2016	2015
Savings accounts	315,663	305,910
Credit balances on customer accounts[1]	173,230	316,717
Corporate deposits	32,687	40,244
Other	1,328	1,339

	522,908	664,210

1	The comparative amounts, as at 31 December 2015, are adjusted as a result of a change in accounting policies. Total Customer deposits, as at 31 December 2015, increased by EUR 163.5 billion from EUR 500.8 billion to EUR 664.2 billion as a result of an increase in Credit balances on customer accounts. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting policies and presentation in 2016.

Customer deposits by type
	Netherlands[1]		International		Total
	2016	2015	2016	2015	2016	2015
Non-interest bearing	13,536	12,360	16,911	13,367	30,447	25,727
Interest bearing[1]	151,446	310,950	341,015	327,533	492,461	638,483

	164,982	323,310	357,926	340,900	522,908	664,210

1	The comparative amounts, as at 31 December 2015, are adjusted as a result of a change in accounting policies. Total Customer deposits, as at 31 December 2015, increased by EUR 163.5 billion from EUR 500.8 billion to EUR 664.2 billion. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting policies in 2016.

Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

ING Group Annual Report on Form 20-F 2016	F-48

Notes to the Consolidated financial statements - continued

14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	2016	2015
Trading liabilities	83,167	88,807
Non-trading derivatives	3,541	4,257
Designated at fair value through profit or loss	12,266	12,616

	98,974	105,680

Trading liabilities

Trading liabilities by type
	2016	2015
Equity securities	1,975	3,773
Debt securities	4,146	5,342
Funds on deposit	37,753	38,789
Derivatives	39,293	40,903

	83,167	88,807

The decrease in the trading liabilities is mainly due to a reduction of short positions, expiring contracts, and changes in fair value resulting from market interest rates and exchange rates. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ for information on trading assets.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives

Non-trading derivatives by type
	2016	2015
Derivatives used in:
– fair value hedges	672	988
– cash flow hedges	671	1,167
– hedges of net investments in foreign operations	33	52
Other non-trading derivatives	2,165	2,050

	3,541	4,257

Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for which no hedge accounting is applied.

Designated as at fair value through profit or loss

Designated as at fair value through profit or loss by type
	2016	2015
Debt securities	10,736	11,623
Funds entrusted	969	407
Subordinated liabilities	561	586

	12,266	12,616

In 2016, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR 50 million (2015: EUR –163 million) and EUR 170 million (2015: EUR 119 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

F-49	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss is EUR 11,720 million (2015: EUR 12,220 million).

15 Provisions

Provisions by type
	2016	2015
Reorganisation provisions	1,482	670
Other provisions	546	294

	2,028	964

Reorganisation provisions

Changes in reorganisation provisions
	2016	2015
Opening balance	670	728
Additions	1,202	180
Unused amounts reversed	–13	–15
Utilised	–365	–226
Exchange rate differences	–5	5
Changes in the composition of the group and other changes	–7	–2

Closing balance	1,482	670

In 2016, ING Group recognised an additional reorganisation provision of EUR 1,032 million, for the intended workforce reductions per the intended digital transformation programmes as announced on ING’s Investor Day on 3 October. The intended initiatives are expected to result in a reduction of ING’s workforce mainly in Belgium and the Netherlands during 2016 to 2021.

In 2015, Additions to reorganisation provisions was mainly attributable to existing reorganisation initiatives in Retail Netherlands and Belgium.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at the balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2016	2015	2016	2015	2016	2015
Opening balance	187	190	107	99	294	289
Additions	235	105	120	8	355	113
Unused amounts reversed	–46	–81	–6	–24	–52	–105
Utilised	–28	–17	–19	–2	–47	–19
Exchange rate differences	–1	–2	–1	–1	–2	–3
Changes in the composition of the group and other changes	6	–8	–8	27	–2	19

Closing balance	353	187	193	107	546	294

In 2016, Other provisions – other changes include amounts related to Letters of Credit / Guarantees of EUR 119 million. In general, Other provisions are of a short-term nature. As at 31 December 2016, amounts expected to be settled within twelve months, amount to EUR 322 million. The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Included in Other provisions – Litigation in 2016 and 2015, is a provision related to floating interest rate derivatives that were sold in the Netherlands. Reference is made to Note 27 ‘Other operating expenses’ and Note 45 ‘Legal proceedings’.

ING Group Annual Report on Form 20-F 2016	F-50

Notes to the Consolidated financial statements - continued

Included in Other provisions – Litigation in 2016, is a provision related to medical insurance plan damages for retired employees of ING Belgium. Reference is made to Note 27 ‘Other operating expenses’ and Note 45 ‘Legal proceedings’.

16 Other liabilities

Other liabilities by type
	2016	2015
Net defined benefit liability	521	498
Other post-employment benefits	87	98
Other staff-related liabilities	498	349
Other taxation and social security contributions	495	565
Accrued interest	4,394	5,156
Costs payable	2,242	1,874
Share-based payment plan liabilities	26	26
Amounts to be settled	6,391	2,390
Other	2,198	2,176

	16,852	13,132

Disclosures in respect of Net defined benefit liabilities are provided in Note 35 ‘Pension and other post-employment benefits’.

Other staff-related liabilities

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions and disability/illness provisions.

Amounts to be settled

Amounts to be settled increased compared to 31 December 2015 as a result of reclassification of Items to be settled in respect of securities transactions. The items to be settled in respect of securities transactions of EUR 3,571 million, at 31 December 2016 (31 December 2015: EUR 2,257 million), were previously reported under Customer deposits and Deposits from banks. On the basis of materiality, comparative amounts as at 31 December 2015, have not been adjusted. Furthermore, the remaining increase, as at 31 December 2016, is due to higher market activity compared to year end.

Other

Other liabilities – Other relates mainly to year-end accruals. Included in Other liabilities - Other, are accruals related to ING’s contributions to the Deposit Guarantee Scheme (DGS) and the Single Resolution Fund (SRF).

F-51	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

17 Debt securities in issue

Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

Debt securities in issue – maturities
	2016	2015
Fixed rate debt securities
Within 1 year	27,208	40,728
More than 1 year but less than 2 years	12,151	7,807
More than 2 years but less than 3 years	7,365	11,192
More than 3 years but less than 4 years	7,893	6,068
More than 4 years but less than 5 years	8,674	7,845
More than 5 years	14,716	20,415

Total fixed rate debt securities	78,007	94,055
Floating rate debt securities
Within 1 year	13,278	10,483
More than 1 year but less than 2 years	2,724	6,056
More than 2 years but less than 3 years	4,168	1,958
More than 3 years but less than 4 years	793	2,827
More than 4 years but less than 5 years	320	476
More than 5 years	3,944	5,434

Total floating rate debt securities	25,227	27,234

Total debt securities	103,234	121,289

In 2016, the decrease in Debt securities in issue of EUR 18.1 billion is mainly attributable to a decrease in long term maturity bonds of EUR 9.1 billion, a decrease of EUR 6.5 billion in certificates of deposit, decrease of EUR 2.9 billion covered bonds, decrease in other debt securities in issue EUR 2.1 billion, partially offset by an increase in commerical paper of EUR 2.5 billion.

As at 31 December 2016, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 12,015 million (2015: EUR 14,646 million).

18 Subordinated loans

Subordinated loans by group companies
	2016	2015
ING Groep N.V.	7,203	7,265
ING Group companies	10,020	9,146

	17,223	16,411

Subordinated loans issued by ING Groep N.V. have been issued to raise Tier 1 capital for ING Bank N.V. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.

ING Group Annual Report on Form 20-F 2016	F-52

Notes to the Consolidated financial statements - continued

Changes in subordinated loans
	2016	2015
Opening balance	16,411	18,158
New issuances	2,070	3,159
Repayments	–1,252	–6,092
Exchange rate differences and other	–6	1,186

Closing balance	17,223	16,411

In April 2016, ING Bank N.V. issued EUR 1,000 million CRD IV-eligible Tier-2 instruments. The transaction had an issuer substitution option which gives ING the right to exchange these for subordinated Tier-2 notes issued by ING Groep N.V. ING has classified this instrument as a financial liability because of the contractual interest payments and fixed maturity date.

In November 2016, ING Groep N.V. issued USD 1,000 million securities that qualify as Additional Tier 1 capital under CRR/CRD IV. The issuance was in the form of 5 Year Callable USD denominated Perpetual Additional Tier 1 Contingent Convertible Securities, with coupon 6.875%. The securities are subject to full conversion into ordinary shares of ING Groep N.V. in the event that ING’s phased-in CET1 ratio would fall below 7%. ING has classified this instrument as a financial liability because ING is obliged to deliver cash or another financial asset, or to otherwise settle the instrument in such a way that it would be a financial liability (e.g. by delivering a variable number of shares) upon the occurrence of an uncertain future event (i.e. a trigger event) that is beyond the control of both the issuer and the holder.

In February, March, and September 2016 respectively, ING Groep N.V. redeemed the final tranche of subordinated loans from the Anchor investors (EUR 338 million), GBP 66 million 5.14% Bond and the USD 800 million 7.05% ING Perpetual Debt Securities.

The average interest rate on subordinated loans is 4.94% (2015: 4.89%). The interest expense during the year 2016 was EUR 816 million (2015: EUR 901 million).

For additional information, reference is made to the Parent company annual accounts, Note 5 ‘Subordinated loans’.

ING Groep N.V. - Anchor investors

Subordinated loans issued by ING Groep N.V. include subordinated notes issued by the Anchor investors amounting to nil (2015: EUR 337.5 million).

In 2014, EUR 1,125 million was received from three external investors (Asian-based investment firms RRJ Capital, Temasek and Sea Town Holdings International) in relation to the IPO of NN Group. This funding, which bears a 4% interest rate, was to be repaid in three tranches of NN Group shares. The number of shares in the repayment was variable, such that the fair value of the shares at repayment date equalled the notional repayment amount, taking into account a discount in the range of 1.5% to 3% of the market price.

In July 2014, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes was exchanged into NN Group shares. In June 2015, a second tranche of EUR 337.5 million of the mandatorily exchangeable subordinated notes was exchanged into 13.6 million NN Group ordinary shares and comprised a non-cash transaction. In February 2016, the remaining tranche, of EUR 337.5 million, was mandatorily exchanged. For further information, reference is made to Note 51 ‘Other events’.

F-53	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Equity

19 Equity

Total equity
	2016	2015	2014
Share capital and share premium
– Share capital	39	928	925
– Share premium	16,950	16,054	16,046

	16,989	16,982	16,971
Other reserves
– Revaluation reserve: Available-for-sale and other	3,830	3,896	6,838
– Revaluation reserve: Cash flow hedge	777	666	3,877
– Revaluation reserve: Property in own use	204	326	306
– Net defined benefit asset/liability remeasurement reserve	–371	–306	–504
– Currency translation reserve	–770	–538	–741
– Share of associates, joint ventures and other reserves	2,235	1,733	1,483
– Treasury shares	–8	–18	–46

	5,897	5,759	11,213
Retained earnings	24,371	22,231	19,370

Shareholders’ equity (parent)	47,257	44,972	47,554
Non-controlling interests	606	638	8,047

Total equity	47,863	45,610	55,601

Share capital and share premium

Share capital

Share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000			Amount
	2016	2015	2014	2016	2015	2014
Authorised share capital	14,729,000	14,500,000	14,500,000	147	3,480	3,480
Unissued share capital	10,850,516	10,629,817	10,641,138	108	2,552	2,555

Issued share capital	3,878,484	3,870,183	3,858,862	39	928	925

Changes in issued share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000	Amount
Issued share capital as at 1 January 2014	3,840,894	921
Issue of shares	17,968	4

Issued share capital as at 31 December 2014	3,858,862	925
Issue of shares	11,321	3

Issued share capital as at 31 December 2015	3,870,183	928
Issue of shares	8,301	2
Transfer to share premium		–891

Issued share capital as at 31 December 2016	3,878,484	39

ING Group Annual Report on Form 20-F 2016	F-54

Notes to the Consolidated financial statements - continued

In 2016, ING Groep N.V. issued 8.3 million depositary receipts for ordinary shares (converted into ordinary shares per 26 July 2016) (2015: 11.3 million and 2014: 18.0 million: depositary receipts for ordinary shares). These issues were made in order to fund obligations arising from share-based employee incentive programmes.

During the Annual General Meeting of Shareholders, held on 25 April 2016, it was decided to reduce the par value per ordinary share from EUR 0.24 (2015 and 2014) to EUR 0.01. As a result of this, EUR 891 million is attributed to the Share premium. For further information, reference is made to the section ‘Depository receipts for ordinary shares’, below.

In 2016 and 2015 respectively, ING Groep N.V. issued USD 1,000 million and USD 2,250 million Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a result of this conversion, the issued share capital can increase by no more than 111 million and 250 million ordinary shares, respectively. Reference is made to Note 18 ‘Subordinated loans’ and to the Parent company annual accounts, Note 5 ‘Subordinated loans’.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. Ordinary shares are listed on various stock exchanges. The par value of ordinary shares is EUR 0.01 as of 26 July 2016, the date of amendment of the Articles of Association of ING Groep N.V. (2015 and 2014: EUR 0.24). The authorised ordinary share capital of ING Groep N.V. currently consists of 14,729 million ordinary shares. As at 31 December 2016, 3,878 million ordinary shares were issued and fully paid.

Depositary receipts for ordinary shares

In 2016, ING Group proposed to the Annual General Meeting of Shareholders to amend the Articles of Association, which included the abolishment of the depositary receipt structure via Stichting Aandelen (ING Trust Office).

Following the adoption of the amendments to the Articles of Association, by the Annual General Meeting on 25 April 2016, the depositary receipt structure was abolished on 26 July 2016. As a result of the amendments to the Articles of Association, a holder of a depositary receipt became entitled to ordinary shares in ING in exchange for depositary receipts previously held.

The conversion of ING Groep N.V. depositary receipts for shares into ING Groep N.V. ordinary shares took place on 26 July 2016. On the same date, the related changes to the Articles of Association, including the reduction of the nominal value of the shares from EUR 0.24 to EUR 0.01, were implemented.

ING’s American Depositary Receipts (ADR’s), which are traded on the New York Stock Exchange, remain in place. Similarly, the separate arrangement with the ING Continuity Foundation, regarding its call option to acquire preference shares in ING Group under certain circumstances, remains in place.

As per 26 July 2016, more than 99.9% of the issued ordinary shares were held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, ING Trust Office issued depositary receipts. These depositary receipts were listed on various stock exchanges. Depositary receipts could be exchanged upon request of the holders of depositary receipts for (non-listed) ordinary shares without any restriction, other than payment of an administrative fee of EUR 0.01 per depositary receipt with a minimum of EUR 25 per exchange transaction.

The holder of a depositary receipt was entitled to receive from ING Trust Office payment of dividends and distributions corresponding to the dividends and distributions received by ING Trust Office on an ordinary share.

Ordinary shares held by ING Group (Treasury shares)

As at 31 December 2016, 0.0 million ordinary shares (2015: 1.5 million and 2014: 4.3 million - depositary receipts for ordinary shares) of ING Groep N.V. with a par value of EUR 0.01 (2015 and 2014: EUR 0.24) are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

F-55	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Share premium

Share premium
	2016	2015	2014
Opening balance	16,054	16,046	16,038
Issue of shares	5	8	8
Transfer from issued share capital	891

Closing balance	16,950	16,054	16,046

The increase in share premium, as a result of the issue of ordinary shares, is related to share-based employee incentive programmes.

In 2016, the share premium increased by EUR 896 million, mainly as a result of a transfer from issued share capital as described above.

Other reserves

Revaluation reserve: Available-for-sale and other

Changes in revaluation reserve: Available-for-sale and other
	2016	2015	2014
Opening balance	3,896	6,838	3,344
Unrealised revaluations	80	1,188	7,656
Realised gains/losses transferred to the statement of profit or loss	–146	–94	–133
Transfer to insurance liabilities/DAC		–254	–2,658
Impact of deconsolidation of NN Group		–2,940
Impact of partial divestment of NN Group		–855
Impact of IPO NN Group			–874
Changes in composition of the group and other changes		13	–497

Closing balance	3,830	3,896	6,838

In 2016, the available-for-sale revaluation reserve decreased by EUR 154 million related to the release of previously recognised revaluation reserves, included in the line Unrealised revaluations in 2015, on shares held in VISA Europe Limited. Reference is made to Note 5 ‘Investments’, Note 37 ‘Fair value of assets and liabilities’ and Note 51 ‘Other events.

In 2015 and 2014, Transfer to insurance liabilities/DAC comprised the change in insurance liabilities related to NN Group and Voya, until deconsolidation at the end of May 2015 and the end of March 2014 respectively.

In 2014, Changes in composition of the group and other changes included EUR –502 million related to the deconsolidation of Voya. Reference is made to Note 51 ‘Other events’.

Revaluation reserve: Cash flow hedge

Changes in revaluation reserve: Cash flow hedge
	2016	2015	2014
Opening balance	666	3,877	1,879
Realised gains/losses transferred to the statement of profit or loss			–4
Changes in cash flow hedge reserve	111	–65	3,105
Impact of deconsolidation of NN Group		–2,507
Impact of partial divestment of NN Group		–649
Impact of IPO NN Group			–1,100
Changes in composition of the group and other changes		10	–3

Closing balance	777	666	3,877

ING Group Annual Report on Form 20-F 2016	F-56

Notes to the Consolidated financial statements - continued

Revaluation reserve: Property in own use

Changes in revaluation reserve: Property in own use
	2016	2015	2014
Opening balance	326	306	334
Unrealised revaluations	5	38	–28
Impact of deconsolidation of NN Group		–9
Impact of partial divestment of NN Group		–3
Impact of IPO NN Group			–2
Changes in composition of the group and other changes	–127	–6	2

Closing balance	204	326	306

In 2016, the EUR –127 million is a transfer of revaluation reserve to retained earnings.

Reference is made to Note 51 ‘Other events’, for further information on NN Group divestment transactions.

Net defined benefit asset/liability remeasurement reserve

Reference is made to Note 35 ‘Pension and other post-employment benefits’.

Currency translation reserve

Changes in currency translation reserve
	2016	2015	2014
Opening balance	–538	–741	–2,161
Unrealised revaluations	–76	–263	–53
Realised gains/losses transferred to the statement of profit or loss			481
Impact of deconsolidation of NN Group		26
Impact of partial divestment of NN Group		8
Impact of IPO NN Group			52
Exchange rate differences	–156	432	940

Closing balance	–770	–538	–741

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

In 2014, Realised gains/losses transferred to the statement of profit or loss related to the deconsolidation of Voya at the end of March 2014.

Reference is made to Note 51 ‘Other events’, for further information on NN Group divestment transactions.

F-57	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Share of associates, joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
	2016	2015	2014
Opening balance	1,733	1,483	1,644
Result for the year	124	131	83
Transfer to/from retained earnings	265		–161
Changes in composition of the group and other changes	113	119	–83

Closing balance	2,235	1,733	1,483

Treasury shares

Changes in treasury shares
	Amount			Number
	2016	2015	2014	2016	2015	2014
Opening balance	–18	–46	–32	1,464,025	4,302,122	3,994,055
Purchased/sold	10	28	–6	–863,391	–2,810,775	351,252
Share-based payments					–27,322	–43,185
Other			–8

Closing balance	–8	–18	–46	600,634	1,464,025	4,302,122

Retained earnings

Changes in retained earnings
	2016	2015	2014
Opening balance	22,231	19,370	24,074
Transfer to/from share of associates and joint ventures reserves	–265		161
Result for the year	4,851	4,795	880
Impact of partial divestment of NN Group		–258
Dividend	–2,521	–1,393
Coupon on Undated subordinated notes issued by NN Group		–19
Repurchase premium			–750
Impact of IPO NN Group			–1,327
Employee stock options and share plans	75	105	87
Changes in composition of the group and other changes		–369	–3,755

Closing balance	24,371	22,231	19,370

In 2016, a cash dividend of EUR 2,521 million was paid to the shareholders of ING Group.

In 2015, a cash dividend of EUR 1,393 million was paid to the shareholders of ING Group.

In 2015, the coupon on Undated subordinated notes issued by NN Group comprised coupon payments for the five months, until deconsolidation of NN Group at the end of May 2015.

In 2014, the repurchase premium of EUR 750 million was paid in relation to the repayment of the EUR 1,500 million non-voting equity securities to the Dutch State.

In 2014, Impact of IPO NN Group related to the IPO of NN Group in July 2014.

In 2014, Changes in composition of the group and other changes included a decrease of EUR 3,279 million in Retained earnings as result of the transfer of part of the Net defined benefit asset/liability remeasurement reserve due to the financial independence of the Dutch ING Pension Fund. Furthermore, Changes in composition of the group and other changes also included EUR 87 million related to the deconsolidation of Voya.

ING Group Annual Report on Form 20-F 2016	F-58

Notes to the Consolidated financial statements - continued

For further information, reference is made to Note 30 ‘Dividend per ordinary share’ and Note 51 ‘Other events’.

Non-controlling interests

In 2015, Non-controlling interests decreased with EUR 7,434 million and was mainly related to the deconsolidation of NN Group. Reference is made to Note 51 ‘Other events’.

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserves (being Available for-sale and other, Cash flow hedge and Property in own use), Currency translation reserve, Share of associates and joint ventures reserve, and the part of the Retained earnings that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2016, an amount of EUR 1,325 million (2015: EUR 1,201 million; 2014: EUR 1,070 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.

Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries, associates and joint ventures. ING Groep N.V. is legally required to create a non-distributable reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V., including minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries.

Legally distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Legally distributable reserves
2016	ING Bank	Other	Total
Equity invested	41,004	171	41,175
Non-distributable reserves	7,310	69	7,379

Legally distributable reserves	33,694	102	33,796

Legally distributable reserves
2015	ING Bank	Other	Total
Equity invested	37,997	160	38,157
Non-distributable reserves	6,824		6,824

Legally distributable reserves	31,173	160	31,333

Legally distributable reserves
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Non-distributable reserves	7,411	6,134		13,545

Legally distributable reserves	26,917	7,361	122	34,400

Furthermore there are restrictions to the ability of subsidiaries, associates and joint ventures to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

F-59	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Minimum capital requirements for ING Group’s subsidiaries, associates and joint ventures are as follows:

Minimum capital requirements – subsidiaries, associates and joint ventures
2016	ING Bank	Other	Total
Equity invested	41,004	171	41,175
Total regulatory capital	54,362
Required minimum total regulatory capital*	30,664

	23,698	–	–

*	Requirement is based on Pillar I only.

Minimum capital requirements – subsidiaries, associates and joint ventures
2015	ING Bank	Other	Total
Equity invested	37,997	160	38,157
Total regulatory capital	51,052
Required minimum total regulatory capital*	29,243

	21,809	–	–

*	Requirement is based on Pillar I only.

Minimum capital requirements – subsidiaries, associates and joint ventures
2014	ING Bank	NN Group	Other	Total
Equity invested	34,328	13,495	122	47,945
Total regulatory capital	46,015	14,173
Required minimum total regulatory capital*	27,501	4,683

	18,514	9,490	–	–

*	Requirement is based on Pillar I only.

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

Cumulative preference shares (not issued)

Pursuant to the Articles of Association of ING Groep N.V. the authorised cumulative preference share capital consists of 4.6 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.01.

The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.

ING Group Annual Report on Form 20-F 2016	F-60

Notes to the Consolidated financial statements - continued

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

Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries, associates and joint ventures. ING Groep N.V. is legally required to create a non-distributable reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V., including minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries.

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

F-61	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Notes to the Consolidated statement of profit or loss

20 Net interest income

Net interest income
	2016	2015	2014
Interest income on loans	18,407	19,185	20,131
Interest income on impaired loans	69	42	56
Negative interest on liabilities	175	64	6

Total interest income on loans	18,651	19,291	20,193
Interest income on available-for-sale securities	1,659	1,785	2,008
Interest income on held-to-maturity securities	97	101	83
Interest income on trading derivatives	16,081	17,130	17,476
Interest income on other trading portfolio	728	677	851
Interest income on non-trading derivatives (no hedge accounting)	623	788	1,520
Interest income on non-trading derivatives (hedge accounting)	6,213	6,394	5,977
Other interest income	130	155	61

Interest income	44,182	46,321	48,169
Interest expense on deposits from banks	283	302	338
Interest expense on customer deposits	3,160	4,177	5,361
Interest expense on debt securities	2,290	2,535	2,503
Interest expense on subordinated loans	816	901	1,185
Interest expense on trading derivatives	16,263	17,405	17,381
Interest expense on other trading portfolio	210	207	329
Interest expense on non-trading derivatives (no hedge accounting)	652	652	1,255
Interest expense on non-trading derivatives (hedge accounting)	6,720	7,181	7,123
Other interest expense	363	360	390
Negative interest on assets	184	40

Interest expense	30,941	33,760	35,865

Net interest income	13,241	12,561	12,304

In 2016, the increase in total average assets (with the cash pool balances still calculated on a net basis in order to provide consistent information), combined with an improvement of the net interest margin, lead to an increase of EUR 680 million in net interest income. The increase in total average assets was mainly attributable to an increase in customer lending, partly offset by a decline in financial assets at fair value through profit or loss.

In 2015, the increase in total average assets (excluding Assets held for sale), combined with a decline in the net interest margin lead to an increase of EUR 257 million in net interest income. The increase in total average assets (with the cash pool balances still calculated on a net basis) was partly attributable to an increase in customer lending.

In 2014, the decrease in total average assets, combined with an improvement in the net interest margin lead to an increase of EUR 603 million in net interest income. The decrease in total average assets (with the cash pool balances still calculated on a net basis) was partly attributable to the deconsolidation of ING Vysya and the additional transfers of assets of WestlandUtrecht Bank to NN Group. In 2016, total interest income and total interest expense for non-trading derivatives used in hedge accounting and items not valued at fair value through profit or loss amounts to EUR 26,652 million and EUR 13,498 million respectively (2015: EUR 27,682 million and EUR 15,207 million; 2014: EUR 28,270 million and EUR 16,569 million).

ING Group Annual Report on Form 20-F 2016	F-62

Notes to the Consolidated financial statements - continued

21 Net commission income

Fee and commission income
	2016	2015	2014
Funds transfer	1,103	1,014	1,006
Securities business	497	570	538
Insurance broking	181	185	172
Asset management fees	91	74	158
Brokerage and advisory fees	477	436	370
Other	1,232	1,132	1,053

	3,581	3,411	3,297

Included in Other, are commission fees of EUR 202 million (2015: EUR 171 million; 2014: EUR 163 million) in respect of bank guarantees, commission fees of EUR 44 million (2015: EUR 30 million; 2014: EUR 23 million) in respect of underwriting syndication loans, structured finance fees of EUR 110 million (2015: EUR 87 million; 2014: EUR 89 million), and collective instruments distributed but not managed by ING of EUR 145 million (2015: EUR 145 million; 2014: EUR 19 million).

Fee and commission expenses
	2016	2015	2014
Funds transfer	403	385	355
Securities business	166	158	151
Insurance broking	8	18	14
Asset management fees	5	2	–10
Brokerage and advisory fees	166	140	87
Other	400	390	407

	1,148	1,093	1,004

22 Valuation results and net trading income

Valuation results and net trading income
	2016	2015	2014
Securities trading results	–369	1,352	673
Derivatives trading results	706	600	386
Change in fair value of derivatives relating to
– fair value hedges	–170	81	–140
– cash flow hedges (ineffective portion)	–16	31	35
– hedges of net investment in foreign entities (ineffective portion)
– other non-trading derivatives	2,103	830	–143
Change in fair value of assets and liabilities (hedged items)	244	–67	190
Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)	–79	372	–583
Foreign exchange transactions results	–898	–820	–452
Other	24	66	–15

	1,545	2,445	–49

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

The portion of trading gains and losses relating to trading securities still held as at 31 December 2016 amounts to EUR –232 million (2015: EUR 147 million; 2014: EUR –18 million).

F-63	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate client,s and governments. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ and Note 14 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

ING Group’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. The results are presented in various lines within the statement of profit or loss. Reference is made to Note 20 ‘Net interest income’ and Note 22 ‘Valuation results and net trading income’.

In 2016, Net trading income - Derivatives trading results includes EUR 36 million CVA/DVA adjustments on trading derivatives, compared with EUR 98 million CVA/DVA adjustment in 2015 (2014: EUR –205 million).

Valuation results and net trading income includes the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. In addition, Valuation results and net trading income includes the results on assets and liabilities designated as at fair value through profit or loss.

Included in the Valuation results and net trading income are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates.

Valuation results and net trading income are reflected in the Consolidated statement of cash flows in the line ‘Result before tax - Adjusted for: other’.

The Valuation results on assets and liabilities designated at fair value through profit or loss includes fair value changes on certain issued debt securities. Valuation results on assets and liabilities designated at fair value through profit or loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 14 ‘Financial liabilities at fair value through profit or loss’. Market conditions include in particular credit spread developments.

In 2016, Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading) includes fair value adjustments on own issued notes amounting to EUR –70 million (2015: EUR 404 million; 2014: EUR –632 million), of which DVA adjustment on own issued notes in 2016 amounted to EUR –50 million (2015: EUR 163 million; 2014: EUR –98 million).

In 2016, Valuation results and net trading income includes EUR 33 million related to warrants on the shares of Voya and NN Group (2015: EUR –19 million on Voya and NN Group; 2014: EUR 180 million on Voya). Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’.

ING Group Annual Report on Form 20-F 2016	F-64

Notes to the Consolidated financial statements - continued

23 Investment income

Investment income
	2016	2015	2014
Dividend income	87	63	36
Realised gains/losses on disposal of debt securities	107	123	142
Impairments of available-for-sale debt securities		–17
Reversal of impairments of available-for-sale debt securities			1

Realised gains/losses and impairments of debt securities	107	106	143
Realised gains/losses on disposal of equity securities	236	67	62
Impairments of available-for-sale equity securities	–13	–117	–14

Realised gains/losses and impairments of equity securities	223	–50	48
Income from and fair value gains/losses on investment properties	4	4	9

Investment income	421	123	236

In 2016, Dividend income includes EUR 16 million received as a result of the merger between Equens SE and Worldline. Reference is made to Note 5 ‘Investments’.

In 2016, Realised gains/losses on disposal of equity securities includes mainly EUR 163 million comprising the gain on disposal of the shares held in VISA Europe Limited. For further information on the disposal of shares held in VISA Europe Limited, reference is made to Note 51 ‘Other events’.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income.

Impairments and reversals of impairment on investments per segment
	Impairments			Reversal of impairments
	2016	2015	2014	2016	2015	2014
Retail Belgium		–5
Wholesale Banking	–8	–129	–14			1
Corporate Line Banking	–5

	–13	–134	–14	–	–	1

24 Result on disposal of group companies

Result on disposal of group companies
	2016	2015	2014
Baring Private Equity Partners	1	7
ING Lease UK		–5
ING Vysya			202
Other			–7

	1	2	195

In 2015, the Result on disposal of group companies included EUR 7 million realised deferred profits on divestments in prior periods related to Baring Private Equity Partners and a release of goodwill related to the disposal of the remaining portfolios of ING Lease (UK). Reference is made to Note 9 ‘Intangible assets’.

In 2016, 2015, and 2014 the result on divestments of NN Group and the divestment of Voya was not included above but included in Net result from disposal of discontinued operations. Reference is made to Note 28 ‘Discontinued operations’, Note 46 ‘Consolidated companies and businesses acquired and divested’ and Note 51 ‘Other events’.

F-65	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

In 2014, Result on disposal of group companies included EUR 202 million profit on the deconsolidation of ING Vysya. Reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 33 ‘Segments’, Note 34 ‘Information on geographical areas’, Note 49 ‘Related parties’.

25 Other income

Other income
	2016	2015	2014
Net operating lease income	2	2	5
Income from investment property development projects	1	8
Other	170	56	92

	173	66	97

Net operating lease income comprises income of EUR 21 million (2015: EUR 19 million; 2014: EUR 23 million) and depreciation of EUR 19 million (2015: EUR 17 million; 2014: EUR 18 million).

In 2016, Other income – Other includes EUR 16 million related to the disposal of shares held in VISA Europe Limited. For further information on the VISA transaction, reference is made to Note 51 ‘Other events’. The remainder of the Other income - Other is made up of a number of small items, which are individually insignificant.

In 2015, Other income – Other was mainly impacted by positive results on the sale of loans and property, partly offset by non-recurring charges related to increased prepayments and renegotiations of mortgages.

26 Staff expenses

Staff expenses
	2016	2015	2014
Salaries	3,224	3,221	3,149
Pension costs and other staff-related benefit costs	344	275	1,218
Social security costs	512	514	514
Share-based compensation arrangements	75	76	60
External employees	636	634	623
Education	70	68	57
Other staff costs	178	184	167

	5,039	4,972	5,788

In 2015, there was a new collective labour agreement in the Netherlands resulting in reduced rights to future benefits. The impact of this was included in Pension and other staff-related benefits costs.

In 2014, a charge of EUR 871 million was recognised in Pensions costs related to the Dutch defined benefit plan settlement which resulted in the ING Pension Fund being financially independent from ING. Reference is made to Note 35 ‘Pension and other post-employment benefits’ for information on pensions.

ING Group Annual Report on Form 20-F 2016	F-66

Notes to the Consolidated financial statements - continued

Number of employees
	Netherlands			International			Total
	2016	2015[1]	2014	2016	2015[1]	2014	2016	2015[1]	2014
Continuing operations - average number of employees at full time equivalent basis	13,660	14,586	15,209	38,283	38,134	40,736	51,943	52,720	55,945
Discontinued operations - average number of employees at full time equivalent basis		2,652	6,851		2,181	5,635		4,833	12,486

Total average number of employees at full time equivalent basis	13,660	17,238	22,060	38,283	40,315	46,371	51,943	57,553	68,431

[1]	The average number of employees includes, on an average basis, employees of the discontinued operations of NN Group. NN Group was deconsolidated from ING Group at the end of May 2015. Staff expenses, for the five months ended May 2015 was included in the Consolidated statement of profit or loss of ING Group in the line item Net result from discontinued operations. Reference is made to Note 28 ‘Discontinued operations’.

The decrease in the number of employees in 2016, compared to 2015, is mainly as a result of the deconsolidation of NN Group at the end of May 2015 and reorganisations.

Share-based compensation arrangements include EUR 69 million (2015: EUR 63 million; 2014: EUR 57 million) relating to equity-settled share-based payment arrangements and EUR 6 million (2015: EUR 13 million; 2014: EUR 3 million) relating to cash-settled share-based payment arrangements.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 49 ‘Related parties’.

Stock option and share plans

ING Groep N.V. has granted option rights on ING Groep N.V. shares and conditional rights on shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), and to a considerable number of employees of ING Group. The purpose of the option and share schemes, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.

ING grants three types of share awards, deferred shares, performance shares, and upfront shares. The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional. In addition to the employment condition, the performance shares contain a performance condition. The number of ING shares that would ultimately be granted at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares, with retention periods as soon as it becomes unconditional, were awarded to the Management Board members of ING Bank and NN Group (in periods prior to 2015), as well as identified staff. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

The information presented below on stock options and share plans on ING Groep N.V. shares includes personnel employed by entities that are presented as continuing operations as well as held for sale and discontinued operations.

In 2016, 61,532 share awards (2015: nil; 2014: nil) were granted to the members of the Executive Board of ING Groep N.V., 170,749 share awards (2015: 106,013; 2014: 206,650 including NN Group) were granted to the Management Board of ING Bank. To senior management and other employees 6,590,039 share awards (2015: 6,088,240; 2014: 6,814,308 including NN Group) were granted. In 2014, all outstanding ING Groep N.V. share awards held by the Management Board, senior management and other employees of NN Group N.V. were converted into awards on NN Group N.V. shares. The conversion was performed at an exchange factor such that the fair value of the outstanding awards was unchanged. The outstanding option awards on ING Groep N.V. shares which are fully vested, remained unchanged. As of 2014, new awards to the Management Board, senior management and other employees of NN Group are all based on NN Group N.V. shares.

Every year, the ING Group Executive Board decides whether the option and share schemes are to be continued and, if so, to what extent. In 2010, the Group Executive Board decided not to continue the option scheme as from 2011. The existing option schemes, up and until 2010, will be run off in the coming years.

F-67	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The option rights are valid for a period of ten years. Option rights that are not exercised within this period, lapse. Option rights granted will remain valid until the expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a pre-determined continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Groep N.V. shares at the date on which the options are granted.

The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Changes in option rights outstanding
	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2016	2015	2014	2016	2015	2014
Opening balance	37,311,131	52,559,607	68,292,442	17.54	16.95	16.02
Exercised	–1,583,072	–3,251,420	–4,796,012	5.40	5.97	5.97
Forfeited	–244,959	–410,847	–610,095	16.89	18.05	15.91
Expired	–9,908,188	–11,586,209	–10,326,728	24.67	18.13	16.35

Closing balance	25,574,912	37,311,131	52,559,607	15.53	17.54	16.95

As per 31 December 2016, total options outstanding consists of 16,861,694 options (2015: 27,657,794; 2014: 41,685,852) relating to equity-settled share-based payment arrangements and 8,713,218 options (2015: 9,653,337; 2014: 10,873,755) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2016 is EUR 10.43 (2015: 13.62; 2014: EUR 10.60).

All option rights are vested

Summary of stock options outstanding and exercisable
	Options outstanding and exercisable as at 31 December			Weighted average remaining contractual life			Weighted average exercise price
Range of exercise price in euros	2016	2015	2014	2016	2015	2014	2016	2015	2014
0.00 – 5.00	3,086,449	3,817,765	4,893,647	2.21	3.22	3.76	2.88	2.89	2.88
5.00 – 10.00	5,248,657	6,213,999	8,527,415	3.21	4.21	5.21	7.37	7.37	7.38
10.00 – 15.00	137,706	139,841	145,974	1.71	2.72	3.71	14.35	14.35	14.35
15.00 – 20.00	9,460,529	10,061,265	21,003,814	1.21	2.21	1.54	16.83	16.87	17.33
20.00 – 25.00	7,295,027	7,608,639	8,117,391	0.23	1.24	1.79	24.62	24.62	24.57
25.00 – 30.00	346,544	9,469,622	9,871,366	0.38	0.30	1.29	25.42	25.17	25.18

	25,574,912	37,311,131	52,559,607

All options outstanding are exercisable. As at 31 December 2016, the aggregate intrinsic value of options outstanding and exercisable is EUR 64 million (2015: EUR 68 million; 2014: EUR 68 million).

Cash received from stock option exercises for the year ended 31 December 2016 is EUR 7 million (2015: EUR 16 million; 2014: EUR 24 million).

The fair value of options granted is recognised as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined using a European Black Scholes formula. This model takes the risk free interest rate into account (2.02% to 4.62%), as well as the lifetime of the options granted (5 to 9 years), the exercise price, the current share price (EUR 2.90 – EUR 25.42), the expected volatility of the certificates of ING Groep N.V. shares (25% – 84%) and the expected dividend yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.

ING Group Annual Report on Form 20-F 2016	F-68

Notes to the Consolidated financial statements - continued

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2016	2015	2014	2016	2015	2014
Opening balance	8,737,014	12,706,264	25,059,992	10.04	7.37	7.23
Granted	6,822,320	6,194,253	7,020,958	10.20	13.00	9.78
Performance effect	543,891	453,699	1,003,576	8.68	6.40	6.02
Vested	–7,569,972	–10,374,131	–19,444,374	9.65	8.38	8.01
Forfeited	–150,290	–243,071	–933,888	10.58	8.91	6.83

Closing balance	8,382,963	8,737,014	12,706,264	10.44	10.04	7.37

In July 2014, 2.8 million share awards of ING Group were converted in NN Group share awards, these are presented in the line Vested.

As at 31 December 2016, the share awards consists of 7,294,633 share awards (2015: 7,485,634; 2014: 11,282,373) relating to equity-settled share-based payment arrangements and 1,088,330 share awards (2015: 1,251,380; 2014: 1,423,891) relating to cash-settled share-based payment arrangements.

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

As at 31 December 2016, total unrecognised compensation costs related to share awards amount to EUR 41 million (2015: EUR 45 million; 2014: EUR 36 million). These costs are expected to be recognised over a weighted average period of 1.4 years (2015: 1.4 years; 2014: 1.3 years).

27 Other operating expenses

Other operating expenses
	2016	2015	2014
Depreciation of property and equipment	330	327	326
Computer costs	740	753	705
Office expenses	580	618	620
Travel and accommodation expenses	169	166	140
Advertising and public relations	404	418	405
External advisory fees	320	246	212
Audit and non-audit services	19	18	18
Postal charges	48	56	59
Regulatory costs	845	620	712
Addition/(unused amounts reversed) of provision for reorganisations and relocations	1,189	165	469
Intangible amortisation and (reversals of) impairments	294	298	325
Other	637	669	480

	5,575	4,354	4,471

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 310 million (2015: EUR 281 million; 2014: EUR 239 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

Audit and non-audit services

Audit and non-audit services include fees for services provided by the Group’s auditors.

F-69	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Fees of Group’s auditors
	2016	2015[1]	2014[1]
Audit fees	15	16	16
Audit related fees	1	1	1
Tax fees		1	1

Total[2]	16	18	18

1	Total Group’s auditors fees for 2015, including charges related to NN Group until deconsolidation at the end of May 2015, amounted to EUR 24 million (2014: EUR 32 million).
2	The Group auditors did not provide any non-audit services except tax.

Fees as disclosed in the table above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis. The amounts exclude Group’s auditors fees for entities presented as held for sale and discontinued operations.

Regulatory costs

Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund (SRF) and local bank taxes. As of 1 January 2016, the new ex-ante DGS in the Netherlands and the SRF came into effect resulting in increased Regulatory costs for the period. Included in Regulatory costs for 2016, are contributions to DGS of EUR 316 million (2015: EUR 233 million; 2014: EUR 159 million) mainly related to the Netherlands, Germany, Belgium, Poland, Turkey and Spain and contributions to the SRF of EUR 176 million (2015: EUR 143 million related to National Resolution Funds; 2014: nil).

In 2016 local bank taxes increased by EUR 108 million from EUR 243 million to EUR 351 million mainly due to a new Polish bank tax and higher taxes in Belgium.

The nationalisation of SNS Reaal in 2013 had as a consequence, a one-time bank tax of EUR 1 billion to be paid by ING Bank and other Dutch banks. In accordance with the relevant legislation, the bank tax was charged in three equal instalments. For ING, this resulted in a charge of EUR 304 million in 2014.

Addition/(unused amounts reversed) of provision for reorganisations and relocations

Included in Addition/(unused amounts reversed) of provision for reorganisations and relocations in 2016, is an amount of EUR 1,032 million comprising a pre-tax redundancy provision for the intended workforce reductions related to the intended digital transformation programmes as announced on ING’s Investor Day on 3 October 2016. For further information on Addition/(unused amounts reversed) of provision for reorganisations and relocations, reference is made to the disclosure on the reorganisation provision in Note 15 ‘Provisions’.

Intangible amortisation and (reversals of) impairments

Intangible amortisation and (reversals of) impairments
	Impairment losses			Reversals of impairments			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Property and equipment	65	17	43	–5	–14	–5	60	3	38
Property development	3	9	36				3	9	36
Software and other intangible assets	44	15	1				44	15	1

(Reversals of) other impairments	112	41	80	–5	–14	–5	107	27	75
Amortisation of software and other intangible assets							187	271	250

							294	298	325

As of 2016, the amortisation period for capitalised software is changed from three to five years. The change is applied prospectively. The change results in a lower charge to the statement of profit or loss. The change has no significant impact on the statement of profit or loss for the year ended 31 December 2016 and is not expected to have a significant impact on the statement of profit or loss of ING Group in future years. Reference is made to Note 9 ‘Intangible assets’.

In 2016, impairment losses on software and other intangible assets mainly include software that was impaired to its Value in Use, related to the announcements on ING’s Investor Day on 3 October 2016.

ING Group Annual Report on Form 20-F 2016	F-70

Notes to the Consolidated financial statements - continued

Other

Included in Other operating expenses – Other in 2016, is a net charge amounting to EUR 114 million ( 2015: EUR 76 million) for the provision recognised in relation to floating interest rate derivatives that were sold in the Netherlands. Also included in this line, is a charge related to the provision recognised for medical insurance plan damages for retired employees of ING Belgium. Reference is made to Note 15 ‘Provisions’ and Note 45 ‘Legal proceedings’.

28 Discontinued operations

Total net result from discontinued operations comprises the results from NN Group and Voya.

Total net result from discontinued operations
	2016	2015	2014
NN Group		800	529
Voya			138

Net result from discontinued operations		800	667
NN Group		3	–470

Net result from classification as discontinued operations		3	–470
NN Group	441	–1,202	–26
Voya		323	–1,546

Net result from disposal of discontinued operations[1]	441	–879	–1,572
NN Group	441	–399	33
Voya		323	–1,408

Total net result from discontinued operations (before non-controlling interests)	441	–76	–1,375

1 The tax effect on the result on disposal of discontinued operations in 2016 is EUR 2 million (2015: nil; 2014: EUR 114 million).

Net result from discontinued operations

Net result from discontinued operations comprises the total net result (after tax) of the businesses classified as discontinued operations and is presented separately in the statement of profit or loss.

In 2015, the statement of profit or loss of ING Group included, in the line ‘Net result from discontinued operations’, the net result of NN Group until deconsolidation at the end of May 2015 and a dividend of EUR 59 million received from NN Group.

In 2014, included in this line was the net result of NN Group and the net result of Voya until the deconsolidation at the end of March 2014.

For further information, reference is made to Note 51 ‘Other events’.

Net result from discontinued operations
	2016	2015[1]	2014[2]
Total income		6,824	14,254
Total expenses		5,879	13,456

Result before tax from discontinued operations	–	945	798
Taxation		145	131

Net result from discontinued operations	–	800	667

1	NN Group.
2	NN Group and Voya.

F-71	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Net result from classification as discontinued operations

In 2015, Net result from classification as discontinued operations comprised the impact on the statement of profit or loss of the change in non-current non-financial assets of NN Group presented as assets and liabilities held for sale, prior to deconsolidation at the end of May 2015.

In 2014, goodwill and certain other non-current non-financial assets of EUR 103 million and EUR 367 million respectively were written-off as the sale of NN Group was expected to be below the carrying value.

For further information, reference is made to Note 51 ‘Other events’.

Net result from disposal of discontinued operations

In 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’. Also included in this line, are deferred losses related to former insurance activities.

In 2015, Net result from disposal of discontinued operations included mainly a profit of EUR 323 million on the sale of the last Voya shares in March 2015 to reduce ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero, a loss of EUR 1,224 million as a result of the further sale and deconsolidation of NN Group at the end of May 2015 and a loss of EUR 15 million on the further divestments of ING Group’s interest in NN Group in September 2015.

In 2014, Net result from disposal of discontinued operations mainly included the total net divestment loss of EUR –1,546 million on the further sale of Voya.

Reference is made to Note 46 ‘Consolidated companies and businesses acquired and divested’ and Note 51 ‘Other events’.

Net cash flows from discontinued operations

The table below represents the net cash flows from businesses classified as discontinued operations, as included in the Consolidated statement of cash flows, until deconsolidation of the respective businesses:

Net cash flows from discontinued operations
	2016	2015[1]	2014[2]
Operating cash flow		–1,409	–4,006
Investing cash flow		2,619	1,295
Financing cash flow		526	3,834

Net cash flow	–	1,736	1,123

1	NN Group.
2	NN Group and Voya.

Proportional interest held and key information

The proportional interest held and key information on NN Group, until deconsolidation at the end of May 2015, are included in the tables below.

NN Group N.V. - Statement of profit or loss
2015	Interest held (%)	Total income from continuing operations	Total expenses from continuing operations	Net result from discontinued operations	Net result[3]	Non- controlling interests
NN Group - total [1]	100.00	6,764	6,041	–	723	–
ING Group’s share [2]	54.77				390	333

1	NN Group statement of profit or loss, until deconsolidation at the end of May 2015.
2	ING Group’s share of NN Group statement of profit or loss, until deconsolidation at the end of May 2015.
3	Net result, excluding NN Group’s non-controlling interest.

ING Group Annual Report on Form 20-F 2016	F-72

Notes to the Consolidated financial statements - continued

NN Group N.V. - Comprehensive income
2015	Interest held (%)	Comprehensive income	Non- controlling interests
NN Group - total [1]	100.00	1,718	–
ING Group’s share [2]	54.77	941	777

1	NN Group’s comprehensive income, until deconsolidation at the end of May 2015.
2	ING Group’s share of NN Group comprehensive income, until deconsolidation at the end of May 2015.

NN Group N.V. - Statement of financial position
2014	Interest held (%)	Total assets	Total liabilities	Total equity	Non- controlling interests
NN Group - total	100.00	165,481	144,064	21,417	–
ING Group’s share	68.14			13,870	7,547

NN Group N.V. - Statement of profit or loss
2014	Interest held (%)	Total income from continuing operations	Total expenses from continuing operations	Net result from discontinued operations	Net result[1]	Non- controlling interests
NN Group - total	100.00	13,545	12,918	–16	611	–
ING Group’s share	68.14				416	195

1	Net result, excluding NN Group’s non-controlling interest.

NN Group N.V. - Comprehensive income
2014	Interest held (%)	Comprehensive income	Non- controlling interests
NN Group - total	100.00	5,698	–
ING Group’s share	68.14	3,883	1,815

In 2015 and 2014, Total income and Total expenses of NN Group, to which the non-controlling interest in NN Group related, were all presented in the Consolidated statement of profit or loss in the line ‘Net result from discontinued operations’.

As per 31 December 2014, Total assets and Total liabilities of NN Group as presented above, to which the minority interest in NN Group related, are all presented in the Consolidated statement of financial position in Assets held for sale and Liabilities held for sale, respectively.

F-73	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

29 Earnings per ordinary share

Earnings per ordinary share
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Net result	4,975	4,926	963	3,875.0	3,864.8	3,849.7
Attribution to non-voting equity securities[1]			–750

Basic earnings	4,975	4,926	213	3,875.0	3,864.8	3,849.7	1.28	1.28	0.06
Effect of dilutive instruments:
Stock option and share plans				3.5	5.5	6.3

				3.5	5.5	6.3

Diluted earnings	4,975	4,926	213	3,878.5	3,870.3	3,856.0	1.28	1.27	0.06

1	Until the repayment of the final tranche in November 2014, the ‘Attribution to non-voting equity securities’ represented the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount was only included for the purpose of determining earnings per share under IFRS and did not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

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

In 2014, the potential conversion of the non-voting equity securities had an anti-dilutive effect on the earnings per share calculation (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion was not taken into account in the calculation of diluted earnings per share.

Earnings per ordinary share from continuing operations
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Basic earnings	4,975	4,926	213	3,875.0	3,864.8	3,849.7
Less: Total net result from discontinued operations	441	–415	–1,460

Basic earnings from continuing operations	4,534	5,341	1,673	3,875.0	3,864.8	3,849.7	1.17	1.39	0.44
Effect of dilutive instruments:
Stock option and share plans				3.5	5.5	6.3

				3.5	5.5	6.3

Diluted earnings from continuing operations	4,534	5,341	1,673	3,878.5	3,870.3	3,856.0	1.17	1.38	0.43

ING Group Annual Report on Form 20-F 2016	F-74

Notes to the Consolidated financial statements - continued

Earnings per ordinary share from discontinued operations
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Net result from discontinued operations		462	424
Net result from classification as discontinued operations		2	–320
Net result from disposal of discontinued operations	441	–879	–1,564

Total net result from discontinued operations	441	–415	–1,460	3,875.0	3,864.8	3,849.7

Basic earnings from discontinued operations	441	–415	–1,460	3,875.0	3,864.8	3,849.7	0.11	–0.11	–0.37
Effect of dilutive instruments:
Stock option and share plans				3.5	5.5	6.3

				3.5	5.5	6.3

Diluted earnings from discontinued operations	441	–415	–1,460	3,878.5	3,870.3	3,856.0	0.11	–0.11	–0.36

30 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2014
– Final dividend, paid in cash in May 2015	0.12	464
In respect of 2015
– Interim dividend, paid in cash in August 2015	0.24	929
– Final dividend, paid in cash in May 2016	0.41	1,590

Total dividend in respect of 2015	0.65	2,519
In respect of 2016
– Interim dividend, paid in cash in August 2016	0.24	931
– Final dividend	0.42	1,629

Total dividend in respect of 2016	0.66	2,560

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

No dividend was paid in 2014.

Notes to the consolidated statement of cash flows

31 Net cash flow from investing activities

Information on the impact of companies acquired or disposed is presented in Note 46 ‘Consolidated companies and businesses acquired and divested’.

F-75	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

32 Cash and cash equivalents

Cash and cash equivalents
	2016	2015	2014
Treasury bills and other eligible bills	512	363	677
Deposits from banks/Loans and advances to banks	–2,492	–1,442	–2,036
Cash and balances with central banks	18,144	21,458	12,233
Cash and cash equivalents classified as Assets held for sale			6,239

Cash and cash equivalents at end of year	16,164	20,379	17,113

Treasury bills and other eligible bills included in cash and cash equivalents
	2016	2015	2014
Treasury bills and other eligible bills included in trading assets	126	228	457
Treasury bills and other eligible bills included in available-for-sale investments	386	135	220

	512	363	677

Deposits from banks/Loans and advances to banks
	2016	2015	2014
Included in cash and cash equivalents:
– deposits from banks	–9,809	–10,312	–11,825
– loans and advances to banks	7,317	8,870	9,789

	–2,492	–1,442	–2,036
Not included in cash and cash equivalents:
– deposits from banks	–22,155	–23,501	–18,174
– loans and advances to banks	21,541	21,118	27,330

	–614	–2,383	9,156
Total as included in the statement of financial position:
– deposits from banks	–31,964	–33,813	–29,999
– loans and advances to banks	28,858	29,988	37,119

	–3,106	–3,825	7,120

Cash and cash equivalents includes deposits from banks and loans and advances to banks that are on demand.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central banks. Reference is made to Note 41 ‘Assets not freely disposable’ for restrictions on Cash and balances with central banks.

ING Group’s risk management (including liquidity) is explained in the section ‘Risk management – Funding and liquidity risk’.

Segment reporting

33 Segments

a. General

ING Group’s segments are based on the internal reporting structures by lines of business.

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 ‘Accounting policies’. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group Annual Report on Form 20-F 2016	F-76

Notes to the Consolidated financial statements - continued

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands (Market Leaders)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and le ase.

As of 1 January 2016, Czech Republic, previously fully reported within Wholesale Banking is now segmented to both Retail and Wholesale Banking. The presentation of previously reported underlying profit or loss amounts has been adjusted to reflect this change.

The geographical segments for the Banking results are presented on page F-82.

Specification of geographical segments
Geographical segments	Main countries
Netherlands

Belgium	Including Luxembourg

Germany	Including Austria

Other Challengers	Australia, France, Italy, Spain, Portugal, Czech Republic and UK Legacy run-off portfolio

Growth Markets	Poland, Romania, Turkey and Asian bank stakes

Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe

Other	Corporate Line Banking and the run-off portfolio of Real Estate

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived by excluding from IFRS the following: special items; the impact of divestments and Legacy Insurance.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the regular operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments. Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

In addition to the segments by business line as described above, ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

F-77	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS. Because underlying result is not determined in accordance with IFRS, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS Consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive Board and Management Board of ING Bank N.V.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

b. ING Group

ING Group Total
2016	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	13,317	–76	13,241		13,241
– Net commission income	2,434		2,433		2,433
– Total investment and other income	2,174	21	2,196		2,196

Total underlying income	17,925	–56	17,869		17,869
Underlying expenditure
– Operating expenses	9,445	11	9,456		9,456
– Additions to loan loss provision	974		974		974

Total underlying expenses	10,419	11	10,430		10,430

Underlying result before taxation	7,506	–67	7,439		7,439
Taxation	2,080	–17	2,064		2,064
Non-controlling interests	75		75		75

Underlying net result	5,350	–50	5,300		5,300
Divestments
Special items[2]	–799		–799		–799
Insurance Other[3]				33	33

Net result IFRS (continuing operations)	4,551	–50	4,501	33	4,534
Total net result from discontinued operations NN Group				441	441

Net result IFRS attributable to equity holder of the parent	4,551	–50	4,501	474	4,975

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Special items in 2016 primarily comprise restructuring charges and impairments related to the intended digital transformation programmes as announced on ING’s Investor Day on 3 October 2016.
3	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial and NN Group.

Reconciliation between Underlying and IFRS income, expenses and net result
2016	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Underlying	17,869	10,430	2,064	75	5,300
Divestments
Special items[2]		1,157	–358		–799
Insurance Other	33				33

IFRS (continuing operations)	17,902	11,588	1,705	75	4,534
Total net result from discontinued operations					441

Net result IFRS attributable to equity holder of the parent					4,975

1	Net result, after tax and non-controlling interests.
2	Special items in 2016 primarily comprise restructuring charges and impairments related to the intended digital transformation programmes as announced on ING’s Investor Day on 3 October 2016.

ING Group Annual Report on Form 20-F 2016	F-78

Notes to the Consolidated financial statements - continued

For information on discontinued operations, reference is made to Note 28 ‘Discontinued operations’.

ING Group Total
2015	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	12,744	–154	12,590		12,590
– Net commission income	2,320		2,320		2,320
– Total investment and other income	2,800	3	2,803		2,803

Total underlying income	17,864	–151	17,713		17,713
Underlying expenditure
– Operating expenses	9,231	15	9,246		9,246
– Additions to loan loss provision	1,347		1,347		1,347

Total underlying expenses	10,578	15	10,593		10,593

Underlying result before taxation	7,286	–166	7,120		7,120
Taxation	1,988	–35	1,953		1,953
Non-controlling interests	72		72		72

Underlying net result	5,226	–131	5,095		5,095
Divestments[2]	367		367		367
Special items[3]	–58		–58		–58
Intercompany eliminations between ING Bank and NN Group[4]				–20	–20
Insurance Other[5]				–42	–42

Net result IFRS (continuing operations)	5,535	–131	5,404	–63	5,341
Total net result from discontinued operations NN Group				–738	–738
Total net result from discontinued operations Voya				323	323

Net result IFRS attributable to equity holder of the parent	5,535	–131	5,404	–477	4,926

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).
2	Divestments in 2015 reflected the result from the merger between ING Vysya and Kotak Mahindra Bank.
3	Special items in 2015 comprised additional charges related to previously announced restructuring programmes in Retail Netherlands.
4	Intercompany eliminations between ING Bank and NN Group, prior to deconsolidation at the end of May 2015.
5	Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial and NN Group.

Reconciliation between Underlying and IFRS income, expenses and net result
2015	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Underlying	17,713	10,593	1,953	72	5,095
Divestments	367				367
Special items		77	–19		–58
Intercompany eliminations between ING Bank and NN Group	–28	–1	–7		–20
Insurance Other	–45	4	–5	–2	–42

IFRS (continuing operations)	18,007	10,673	1,924	69	5,341
Total net result from discontinued operations					–415

Net result IFRS attributable to equity holder of the parent					4,926

1	Net result, after tax and non-controlling interests.

For information on discontinued operations, reference is made to Note 28 ‘Discontinued operations’.

F-79	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

ING Group Total
2014	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	12,606	–230	12,376		12,376
– Net commission income	2,290		2,290		2,290
– Total investment and other income	228	56	285		285

Total underlying income	15,125	–175	14,951		14,951
Underlying expenditure
– Operating expenses	8,965	14	8,979		8,979
– Additions to loan loss provision	1,594		1,594		1,594

Total underlying expenses	10,559	14	10,573		10,573
Underlying result before taxation	4,567	–189	4,378		4,378
Taxation	1,158	–50	1,108		1,108
Non-controlling interests	79		79		79

Underlying net result	3,329	–138	3,191		3,191
Divestments[2]	202		202		202
Special items[3]	–1,021		–1,021		–1,021
Intercompany eliminations between ING Bank and NN Group				–55	–55
Insurance Other[4]				107	107

Net result IFRS (continuing operations)	2,511	–138	2,373	52	2,423
Total net result from discontinued operations NN Group				11	11
Total net result from discontinued operations Voya				–1,471	–1,471

Net result IFRS attributable to equity holder of the parent	2,511	–138	2,373	–1,410	963

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).
2	Divestments in 2014 reflected the result on the deconsolidation of ING Vysya following changes to the governance structure.
3	Special items in 2014 included the impact (after tax) of the charges for making the Dutch Defined Benefit pension fund financially independent, the bank tax related to the SNS Reaal nationalisation and additional charges related to the restructuring programmes in Retail Netherlands announced before 2013.
4	Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial and the net result on the sale of SulAmérica S.A.

Reconciliation between Underlying and IFRS income, expenses and net result
2014	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Underlying	14,951	10,573	1,108	79	3,191
Divestments	202				202
Special items		1,259	–239		–1,021
Intercompany eliminations between ING Bank and NN Group	–70				–70
Insurance Other	132	21	–11		121

IFRS (continuing operations)	15,214	11,853	859	79	2,423
Total net result from discontinued operations					–1,460

Net result IFRS attributable to equity holder of the parent					963

1	Net result, after tax and non-controlling interests.

For information on discontinued operations, reference is made to Note 28 ‘Discontinued operations’.

ING Group Annual Report on Form 20-F 2016	F-80

Notes to the Consolidated financial statements - continued

c. Banking activities

Segments Banking by line of business
2016	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
– Net commission income	546	385	183	320	1,003	–3	2,433
– Total investment and other income	237	253	51	432	1,266	–44	2,196

Total underlying income	4,436	2,573	1,923	2,859	6,019	59	17,869
Underlying expenditure
– Operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
– Additions to loan loss provision	171	175	–18	278	368		974

Total underlying expenses	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	3,079	–219	7,439
Taxation	422	306	315	178	840	2	2,064
Non-controlling interests		1	2	60	11		75

Underlying net result	1,282	653	738	620	2,227	–221	5,300
Divestments
Special items	–192	–418		–12	–149	–27	–799

Net result IFRS	1,090	235	738	608	2,078	–248	4,501

Segments Banking by line of business
2015	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other[1]	Wholesale Banking[1]	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,683	1,953	1,634	1,935	3,538	–153	12,590
– Net commission income	515	397	172	278	962	–4	2,320
– Total investment and other income	205	195	104	195	2,231	–127	2,803

Total underlying income	4,403	2,546	1,910	2,408	6,731	–285	17,713
Underlying expenditure
– Operating expenses	2,475	1,532	842	1,594	2,559	245	9,246
– Additions to loan loss provision	433	169	57	210	478		1,347

Total underlying expenses	2,908	1,701	899	1,804	3,036	245	10,593

Underlying result before taxation	1,495	845	1,012	604	3,694	–530	7,120
Taxation	391	255	328	142	961	–125	1,953
Non-controlling interests		6	2	48	16		72

Underlying net result	1,104	583	681	414	2,717	–404	5,095
Divestments				367			367
Special items	–58						–58

Net result IFRS	1,046	583	681	781	2,717	–404	5,404

1	Amounts are adjusted for comparison purposes. Czech Republic, previously fully reported within Wholesale Banking is now segmented to both Retail and Wholesale Banking.

F-81	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Segments Banking by line of business
2014	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other[1]	Wholesale Banking[1]	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,778	1,998	1,500	1,832	3,508	–240	12,376
– Net commission income	464	376	143	331	979	–2	2,290
– Total investment and other income	87	243	–27	197	37	–253	285

Total underlying income	4,330	2,617	1,615	2,359	4,525	–496	14,951
Underlying expenditure
– Operating expenses	2,678	1,524	773	1,496	2,392	116	8,979
– Additions to loan loss provision	714	142	72	165	500		1,594

Total underlying expenses	3,392	1,667	845	1,661	2,893	116	10,573

Underlying result before taxation	938	951	771	698	1,632	–611	4,378
Taxation	243	256	230	140	357	–117	1,108
Non-controlling interests		1	1	51	26		79

Underlying net result	694	693	540	508	1,250	–494	3,191
Divestments				202			202
Special items	–63					–957	–1,021

Net result IFRS	631	693	540	710	1,250	–1,451	2,373

1	Amounts are adjusted for comparison purposes. Czech Republic, previously fully reported within Wholesale Banking is now segmented to both Retail and Wholesale Banking.

Geographical segments Banking
2016	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,699	2,183	2,025	1,373	1,274	1,579	107	13,241
– Net commission income	779	482	241	171	309	452	–2	2,433
– Total investment and other income	967	462	–21	136	460	202	–12	2,196

Total underlying income	6,445	3,128	2,245	1,681	2,043	2,233	94	17,869
Underlying expenditure
– Operating expenses	3,301	1,796	987	951	1,103	1,029	290	9,456
– Additions to loan loss provision	310	215	–13	120	240	103		974
Total underlying expenses	3,610	2,010	973	1,071	1,343	1,132	290	10,430

Underlying result before taxation	2,835	1,118	1,272	610	700	1,101	–197	7,439

Taxation	705	319	395	174	125	335	10	2,064
Non-controlling interests		1	2		71			75

Underlying net result	2,130	797	875	436	504	766	–207	5,300
Divestments
Special items	–268	–491		–13			–27	–799

Net result IFRS	1,863	306	875	423	504	766	–234	4,501

ING Group Annual Report on Form 20-F 2016	F-82

Notes to the Consolidated financial statements - continued

Geographical segments Banking
2015	Netherlands	Belgium	Germany	Other Challengers[1]	Growth Markets	Wholesale Banking Rest of World[1]	Other	Total Banking
Underlying income
– Net interest income	4,677	2,287	1,812	1,268	1,147	1,551	–153	12,590
– Net commission income	754	497	215	156	267	435	–4	2,320
– Total investment and other income	1,428	402	83	14	330	580	–33	2,803

Total underlying income	6,861	3,185	2,109	1,439	1,743	2,566	–189	17,713
Underlying expenditure
– Operating expenses	3,220	1,943	917	840	1,061	1,003	262	9,246
– Additions to loan loss provision	654	166	77	99	176	175		1,347

Total underlying expenses	3,875	2,109	994	938	1,237	1,178	262	10,593

Underlying result before taxation	2,985	1,075	1,115	501	506	1,387	–451	7,120
Taxation	779	304	370	172	79	367	–117	1,953
Non-controlling interests		6	2		64			72

Underlying net result	2,206	765	743	329	363	1,021	–334	5,094
Divestments					367			367
Special items	–58							–58

Net result IFRS	2,148	765	743	329	730	1,021	–334	5,404

1	Amounts are adjusted for comparison purposes. Czech Republic, previously fully reported within Wholesale Banking Rest of the World is now reported under Other Challengers.

Geographical segments Banking
2014	Netherlands	Belgium	Germany	Other Challengers[1]	Growth Markets	Wholesale Banking Rest of World[1]	Other	Total Banking
Underlying income
– Net interest income	4,699	2,447	1,616	1,158	1,072	1,625	–241	12,376
– Net commission income	730	464	171	148	333	447	–1	2,290
– Total investment and other income	20	34	–17	96	266	123	–238	285

Total underlying income	5,449	2,944	1,770	1,401	1,671	2,194	–479	14,951
Underlying expenditure
– Operating expenses	3,403	1,931	837	723	1,018	905	161	8,979
– Additions to loan loss provision	947	146	67	185	125	123		1,594

Total underlying expenses	4,350	2,078	904	908	1,143	1,028	161	10,573

Underlying result before taxation	1,098	867	866	493	528	1,166	–641	4,378
Taxation	272	191	266	141	96	275	–133	1,108
Non-controlling interests		2	1		77			79

Underlying net result	827	674	599	352	356	891	–508	3,191
Divestments				–2	204			202
Special items	–63						–957	–1,021

Net result IFRS	764	674	599	350	560	891	–1,465	2,373

1	Amounts are adjusted for comparison purposes. Czech Republic, previously fully reported within Wholesale Banking Rest of the World is now reported under Other Challengers.

F-83	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

IFRS statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

34 Information on geographical areas

ING Group’s business lines operate in seven main geographical areas: the Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of geographical areas operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated. The Netherlands is ING Group’s country of domicile.

The tables below provide additional information, for the years 2016 and 2015 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country.

ING Group Annual Report on Form 20-F 2016	F-84

Notes to the Consolidated financial statements - continued

Additional information by country
2016
Geographical area	Country	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets	Result before tax	Taxation
Netherlands	Netherlands	ING Bank N.V.	Wholesale banking/Retail banking	13,660	6,367	292,255	1,941	493
Belgium	Belgium	ING België N.V.	Wholesale banking/Retail banking	9,348	3,057	131,431	457	109
	Luxembourg	ING Luxembourg S.A.	Wholesale banking/Retail banking	793	274	10,783	138	32
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/Retail banking	8,735	992	26,581	379	90
	Germany	ING DiBa A.G.	Wholesale banking/Retail banking	4,341	2,117	134,902	1,187	377
	Romania	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,806	288	5,456	123	21
	Spain	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,116	498	23,309	197	51
	Italy	Branch of ING Bank N.V.	Wholesale banking/Retail banking	833	376	15,920	100	33
	UK	Branch of ING Bank N.V.	Wholesale banking	599	504	29,830	290	154
	France[1]	Branch of ING Bank N.V.	Wholesale banking/Retail banking	613	280	8,614	56	18
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	276	118	2,008	69	7
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking/Retail banking	220	77	3,653	40	8
	Hungary	Branch of ING Bank N.V.	Wholesale banking	152	37	1,358	–1	3
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	400	14	715	3	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	111	59	622	47	7
	Austria	Branch of ING DiBa A.G.	Wholesale banking/Retail banking	196	86	360	37	–4
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	76	9	274
	Ireland	Branch of ING Bank N.V.	Wholesale banking	42	53	1,910	54	7
	Portugal	Branch of ING Bank N.V.	Wholesale banking	11	14	642	10	3
	Switzerland	Branch of ING België N.V.	Wholesale banking	192	187	9,150	122	33
North America	Canada	Belgian Overseas Agencies Ltd.	Wholesale banking			1
	USA	ING Financial Holdings	Wholesale banking	519	732	42,571	377	110
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	70	43	2,097	13
	Colombia	ING Capital Colombia S.A.S.	Wholesale banking	2		1
	Mexico	ING Consulting, S.A. de C.V.	Wholesale banking	7	1	2	–1
Asia	China	Branch of ING Bank N.V.	Wholesale banking	72	36	2,049	7	–2
	Japan	Branch of ING Bank N.V.	Wholesale banking	33	36	3,702	22	9
	Singapore	Branch of ING Bank N.V.	Wholesale banking	502	194	25,780	22	5
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	106	80	5,964	40	7
	Philippines	Branch of ING Bank N.V.	Wholesale banking	423	17	402	4	–2
	South Korea	Branch of ING Bank N.V.	Wholesale banking	87	46	4,107	14	–1
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	32	15	2,484	3	1
	Indonesia	PT ING Securities	Wholesale banking
		Indonesia		5	1	7
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	5		3
	India	Branch of ING Bank N.V.	Wholesale banking			2
	Turkey	ING Bank A.S.	Wholesale banking/Retail banking	5,497	757	15,864	225	45
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale banking	10		1	–2
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,053	505	36,691	309	90
Other	Mauritius	ING Mauritius	Investment management		32	715	32

Total				51,943	17,902	842,216	6,314	1,705

1	Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 1 million (2015: EUR 3 million; 2014: EUR 2 million).

F-85	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The UK has a high tax charge due to changes in tax law and prior year adjustments.

Russia, China, Philippines and South Korea all have lower tax charges due to prior year adjustments.

Austria has an inverse tax charge due to the recognition of a tax asset for previously unrecognised tax losses.

Brazil has a low tax charge due to the combination of relatively high exempt income with a decreased profit.

Mauritius has no tax charge as the partial sale of Kotak Mahindra Bank shares in September 2016 was tax exempt.

ING Group Annual Report on Form 20-F 2016	F-86

Notes to the Consolidated financial statements - continued

Additional information by country
2015
Geographical area	Country	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets[2,3]	Result before tax	Taxation
Netherlands	Netherlands[2,3]	ING Bank N.V.	Wholesale banking/Retail banking	14,586	6,427	468,505	2,060	678
Belgium	Belgium	ING België N.V.	Wholesale banking/Retail banking	9,645	3,091	130,916	1,109	329
	Luxembourg	ING Luxembourg S.A.	Wholesale banking/Retail banking	774	298	9,331	166	35
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/Retail banking	8,713	903	25,666	317	60
	Germany	ING DiBa A.G.	Wholesale banking/Retail banking	4,052	2,000	126,171	1,044	353
	Romania	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,596	221	4,685	78	13
	Spain	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,076	423	24,457	144	52
	Italy	Branch of ING Bank N.V.	Wholesale banking/Retail banking	824	202	15,828	–87	–15
	UK	Branch of ING Bank N.V.	Wholesale banking	642	556	32,156	362	–19
	France[1]	Branch of ING Bank N.V.	Wholesale banking/Retail banking	625	256	7,489	67	23
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	288	185	2,520	131	32
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking/Retail banking	211	64	2,519	30	5
	Hungary	Branch of ING Bank N.V.	Wholesale banking	162	46	1,129	13	5
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	265	13	573	8	2
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	120	46	616	27	5
	Austria	Branch of ING DiBa A.G.	Retail banking	169	93	321	51	9
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	76	10	267	–2
	Ireland	Branch of ING Bank N.V.	Wholesale banking	39	64	1,697	36	5
	Portugal	Branch of ING Bank N.V.	Wholesale banking	2	3	616	3	1
	Switzerland	Branch of ING België N.V.	Wholesale banking	177	187	6,927	105	30
North America	Canada	Belgian Overseas Agencies Ltd.	Wholesale banking
	USA	ING Financial Holdings	Wholesale banking	492	720	47,784	423	122
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	56	48	1,496	32	12
	Mexico	ING Consulting, S.A. de C.V.	Wholesale banking	8		1
Asia	China	Branch of ING Bank N.V.	Wholesale banking	59	39	1,551	16	10
	Japan	Branch of ING Bank N.V.	Wholesale banking	30	31	6,772	20	9
	Singapore	Branch of ING Bank N.V.	Wholesale banking	472	386	19,111	230	30
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	103	85	5,052	49	1
	Philippines	Branch of ING Bank N.V.	Wholesale banking	249	22	436	5	3
	South Korea	Branch of ING Bank N.V.	Wholesale banking	68	53	3,642	23	6
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	34	23	1,744	12	1
	Indonesia	PT ING Securities Indonesia	Wholesale banking	5	1	7
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	4		4
	India	Branch of ING Bank N.V.	Wholesale banking			2
	Turkey	ING Bank A.S.	Wholesale banking/Retail banking	6,070	641	17,544	155	34
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale banking	7			–1
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,021	490	33,507	328	92
Other	Mauritius	ING Mauritius	Investment management		380	1,186	380

Total				52,720	18,007	1,002,228	7,334	1,924

1	Public subsidies received, as defined in article 89 of the CRD IV, amounted to EUR 3 million in 2015.( 2014: EUR 2 million).
2	Included in Total assets – Netherlands, is EUR 2,153 million related to the Investment in associate held for sale, NN Group.
3	Total assets, as at 31 December 2015, is adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.

F-87	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The Netherlands has a high tax charge, partly due to the non-deductible Dutch bank tax and partly due to the recognition of a deferred tax liability regarding previously deducted (UK) branch losses.

The UK has a low tax charge due to the recognition of previously unrecognised tax losses carried forward.

Mauritius has no tax charge, due to an unrealised tax exempt result, following the merger of ING Vysya with Kotak in April 2015.

ING Group Annual Report on Form 20-F 2016	F-88

Notes to the Consolidated financial statements - continued

Additional notes to the Consolidated annual accounts

35 Pension and other post-employment benefits

ING Group maintains defined contribution and defined benefit plans. In 2016 and 2015, the defined benefit plans of the Group are mainly within the United Kingdom and Belgium.

Statement of financial position - Net defined benefit asset/liability

Summary of net defined benefit asset/liability
	2016	2015
Fair value of plan assets	3,337	3,141
Defined benefit obligation	3,249	2,996

Funded status (Net defined benefit asset/(liability))	88	145
Presented as:
– Other assets	609	643
– Other liabilities	–521	–498

	88	145

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

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2016. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
	2016	2015
Opening balance	3,141	2,703
Interest income	87	93
Remeasurements: Return on plan assets excluding amounts included in interest income	467	333
Employer’s contribution	76	34
Participants contributions	2	13
Benefits paid	–137	–170
Exchange rate differences	–299	135

Closing balance	3,337	3,141

Other

The actual return on the plan assets amounts to EUR 554 million (2015: EUR 426 million).

No plan assets are expected to be returned to ING Group during 2017.

F-89	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2016	2015	2016	2015
Opening balance	2,996	2,790	98	101
Current service cost	32	34	–25	–7
Interest cost	79	84	3	1
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	–17	–55	10	8
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	498	218
Participants’ contributions	1	1		2
Benefits paid	–148	–175	–1	–2
Past service cost	2	–11
Effect of curtailment or settlement	–2	–3		–9
Exchange rate differences	–192	111	2	4
Changes in the composition of the group and other changes		2

Closing balance	3,249	2,996	87	98

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
	2016	2015
Opening balance	–306	–515
Remeasurement of plan assets	467	–119
Actuarial gains and losses arising from changes in demographic assumptions	17	59
Actuarial gains and losses arising from changes in financial assumptions	–498	86
Transfer to Other reserves		16
Taxation	–51	–18

Total Other comprehensive income movement for the year	–65	24
Changes in the composition of the group and other changes		185

Closing balance	–371	–306

The change in the remeasurement of the net defined benefit asset/liability in 2015 is mainly as a result of deconsolidation of NN Group and an increase in discount rates.

In 2016, EUR 467 million Remeasurement of plan assets and EUR -498 million Actuarial gains and losses arising from changes in financial assumptions are mainly due to a decrease in discount rates.

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR -483 million (EUR -371 million after tax) as at 31 December 2016 (2015: EUR -507 million, EUR -306 million after tax).

ING Group Annual Report on Form 20-F 2016	F-90

Notes to the Consolidated financial statements - continued

Information on plan assets and defined benefit obligation per country

The defined benefit obligation per country and the plan assets per country can be specified as follows:

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation
	2016	2015	2016	2015
The Netherlands	414	373	576	516
United States	182	132	243	212
United Kingdom	1,983	1,906	1,377	1,265
Belgium	641	601	776	731
Other countries	117	129	277	272

	3,337	3,141	3,249	2,996

As at 31 December 2016 the various defined benefit plans did not hold any direct investments in ING Groep N.V. (2015: nil).

Determination of the net defined benefit asset/liability

The table provides the key assumptions used in the determination of the Net defined benefit asset/liability and the Other post- employment benefits.

Weighted averages of basic actuarial assumptions in annual % as at 31 December
	Net defined benefit asset/liability		Other post-employment benefits
	2016	2015	2016	2015
Discount rates	2.10	3.00	3.50	3.20
Mortality rates	0.90	0.80	0.70	0.80
Expected rates of salary increases (excluding promotion increases)	3.40	3.70
Indexation	2.50	2.60	2.00	2.00

The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors, and other adjustments reflect country-specific conditions.

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

The discount rate is approximately 2.1% on 31 December 2016 (2015: 3.0%). The discount rate used by ING is based on AA-rated corporate bonds. Discussions were ongoing, both in the industry and at the IASB, on the definition of the discount rate for defined benefit pension liabilities and ING would reconsider the methodology for setting the discount rate if and when appropriate.

As at 31 December 2016, the actuarial assumption for Indexation for inflation is 2.5% (2015: 2.6%). The percentage for 2016 was mainly based on the expected inflation and the best estimate assumption for future indexation in the pension plans in the United Kingdom, Belgium, the Netherlands, the United States, and Germany.

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

F-91	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Sensitivity analysis – financial impact of changes in significant actuarial assumptions on the defined benefit obligation
	Financial impact of increase		Financial impact of decrease
	2016	2015	2016	2015
Discount rates – increase/decrease of 1%	–506	–451	662	554
Mortality – increase/decrease of 1 year	102	82	–103	–82
Expected rates of salary increases (excluding promotion increases) – increase/decrease of 0.25%	24	25	–23	–23
Indexation – increase/decrease 0.25%	79	75	–85	–74

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

For 2017 the expected contributions to pension plans are EUR 71 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments
	Defined benefit obligation	Other post- employment benefits
2017	102	4
2018	105	4
2019	108	4
2020	123	4
2021	128	4
Years 2022 – 2026	448	18

The average duration of the benefit obligation at the end of the reporting period is 17 years (2015: 17 years). This number can be subdivided into the duration related to:

•	active members: 16 years (2015: 15 years);

•	inactive members: 24 years (2015: 23 years); and

•	retired members: 13 years (2015: 13 years).

Statement of profit or loss – Pension and other staff-related benefit costs

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post-employment benefits			Other			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Current service cost	32	34	36	–25	–7	–6	11	–8	20	18	19	50
Past service cost	2	–11	–3							2	–11	–3
Net Interest cost	–8	–9	3	3	1	3	2	2	4	–3	–6	10
Effect of curtailment or settlement	–2	–3	871		–9			–52		–2	–64	871
Other								13	–12		13	–12

Defined benefit plans	24	11	907	–22	–15	–3	13	–45	12	15	–49	916
Defined contribution plans										329	324	302

										344	275	1,218

ING Group Annual Report on Form 20-F 2016	F-92

Notes to the Consolidated financial statements - continued

Defined benefit plans

In 2014, a charge of EUR 871 million was recognised in Effect of curtailment or settlement related to the Dutch defined benefit plan settlement which resulted in the ING Pension Fund being financially independent from ING.

Defined contribution plans

Most group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of remuneration. For the defined contribution scheme in the Netherlands, the premium paid is also dependant on the interest rate developments and DNB’s methodology for determining the ultimate forward rate. These plans do not give rise to provisions in the statement of financial position, other than relating to short-term timing differences included in other assets/liabilities.

36 Taxation

Statement of financial position - Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
2016	Net liability (–) Net asset (+) 2015	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (–) Net asset (+) 2016
Investments	–780	74	–82	–10	–1	–799
Investment properties	–2		–3			–5
Financial assets and liabilities at fair value through profit or loss	739		–58	16		697
Depreciation	–46		13			–33
Cash flow hedges	–192	–51		4	1	–238
Pension and post-employment benefits	201	–20	–84	15		112
Other provisions	24		228	2	1	255
Receivables	441		120	9		570
Loans and advances to customers	788		–248	–7	–42	491
Unused tax losses carried forward	118		–34	–24	–3	57
Other	–97	–1	–32	40		–90

	1,194	2	–180	45	–44	1,017
Presented in the statement of financial position as:
– deferred tax liabilities	–589					–624
– deferred tax assets	1,783					1,641

	1,194					1,017

F-93	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Changes in deferred tax
2015	Net liability (–) Net asset (+) 2014	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (–) Net asset (+) 2015
Investments	–1,064	111	152	3	18	–780
Investment properties	–2					–2
Financial assets and liabilities at fair value through profit or loss	1,112		–373			739
Depreciation	–46		4	–4		–46
Cash flow hedges	–233	24		17		–192
Pension and post-employment benefits	213	–13	–5	6		201
Other provisions	42		–22	4		24
Receivables	258		180	3		441
Loans and advances to customers	1,173		–387	1		788
Unused tax losses carried forward	330		–215	3		118
Other	–189	–7	113	–2	–12	–97

	1,594	115	–553	31	6	1,194
Presented in the statement of financial position as:
– deferred tax liabilities	–795					–589
– deferred tax assets	2,389					1,783

	1,594					1,194

Deferred tax in connection with unused tax losses carried forward
	2016	2015
Total unused tax losses carried forward	1,292	1,560
Unused tax losses carried forward not recognised as a deferred tax asset	973	969

Unused tax losses carried forward recognised as a deferred tax asset	319	591
Average tax rate	17.8%	20.0%
Deferred tax asset	57	118

The following tax losses carried forward and tax credits will expire as follows as at 31 December:

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2016	2015	2016	2015
Within 1 year	2	41	2
More than 1 year but less than 5 years	383	190	56	7
More than 5 years but less than 10 years	30	118		1
More than 10 years but less than 20 years	18	34
Unlimited	540	586	261	583

	973	969	319	591

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

ING Group Annual Report on Form 20-F 2016	F-94

Notes to the Consolidated financial statements - continued

Breakdown of certain net deferred tax asset positions by jurisdiction
	2016	2015
Luxembourg		8
Netherlands		132
Italy	113	129

	113	269

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current or the preceding year. In 2016, the aggregate amount for the most significant entities is EUR 113 million (2015: EUR 269 million).

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

As at 31 December 2016 and 31 December 2015, ING Group N.V. had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.

Statement of profit or loss - Taxation

Taxation by type
	Netherlands			International			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Current taxation	150	–42	–58	1,375	1,413	1,099	1,525	1,371	1,041
Deferred taxation	343	694	–239	–163	–141	57	180	553	–182

	493	652	–297	1,212	1,272	1,156	1,705	1,924	859

The deferred tax charge in 2016 in the Netherlands has decreased and the current tax charge has increased as a result of the full utilisation of prior year tax losses.

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2016	2015	2014
Result before tax from continuing operations	6,314	7,334	3,361
Weighted average statutory tax rate	27.1%	26.9%	29.2%

Weighted average statutory tax amount	1,708	1,975	983
Participation exemption	–72	–34	–70
Other income not subject to tax	–123	–162	–169
Expenses not deductible for tax purposes	177	154	187
Impact on deferred tax from change in tax rates	–1	12	–2
Deferred tax benefit from previously unrecognised amounts	–18	54	38
Current tax benefit from previously unrecognised amounts	–22	–63	–58
Write-off/reversal of deferred tax assets	33	18	1
Adjustment to prior periods	23	–30	–51
Effective tax amount	1,705	1,924	859

Effective tax rate	27.0%	26.2%	25.6%

The weighted average statutory tax rate in 2016 does not significantly differ compared to 2015.

The weighted average statutory tax rate in 2015 was lower compared to 2014. This was mainly caused by the increase in the result in 2015 in the Netherlands.

The effective tax rate in 2016 is 27.0%.

F-95	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The effective tax rate in 2016 is almost equal to the weighted average statutory tax rate. This is mainly caused by the fact the non-taxable income and the recognition of tax benefits from previously unrecognised amounts are almost fully offset by non-deductible expenses, the write-off of deferred tax assets and the adjustments to prior periods.

The effective tax rate in 2015 was lower than the weighted average statutory tax rate. This was mainly caused by non-taxable income, the recognition of tax benefits from previously unrecognised amounts and prior year adjustments which were only partly offset by non-deductible items.

The effective tax rate in 2014 was lower than the weighted average statutory tax rate. This was mainly caused by non-taxable income, the recognition of tax benefits from previously unrecognised amounts and prior year adjustments which were only partly offset by non-deductible items.

Tax exempt income (participation exemption) mainly includes non-taxable income on divestments, tax exempt share in result from associates and joint ventures, and tax exempt gains on financial assets.

Equity - Other comprehensive income

Income tax related to components of other comprehensive income
	2016	2015	2014
Unrealised revaluations available-for-sale investments and other revaluations	17	111	–1,719
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	57	39	49
Changes in cash flow hedge reserve	–51	24	–910
Remeasurement of the net defined benefit asset/liability	–20	–13	137
Exchange rate differences and other		–46	644
Changes in composition of the group and other changes	–1

Total income tax related to components of other comprehensive income	2	115	–1,799

Tax Contingency

The contingent liability in connection with taxation in the Netherlands refers to a possible obligation arising from the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed only by the occurrence of future profits in the United Kingdom.

ING Group Annual Report on Form 20-F 2016	F-96

Notes to the Consolidated financial statements - continued

37 Fair value of assets and liabilities

a) FinanciaI assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain items per the statement of financial position are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	2016	2015	2016	2015
Financial assets
Cash and balances with central banks	18,144	21,458	18,144	21,458
Loans and advances to banks [1]	28,940	30,132	28,858	29,988
Financial assets at fair value through profit or loss
– trading assets	114,504	131,467	114,504	131,467
– non-trading derivatives	2,490	3,347	2,490	3,347
– designated as at fair value through profit or loss	5,099	3,234	5,099	3,234
Investments
– available-for-sale	82,912	87,000	82,912	87,000
– held-to-maturity	8,809	7,855	8,751	7,826
Loans and advances to customers [1]	578,596	711,771	560,154	696,893
Other assets [1,2]	13,709	11,329	13,709	11,329

	853,203	1,007,593	834,621	992,542
Financial liabilities
Deposits from banks [1]	32,352	34,334	31,964	33,813
Customer deposits [1]	523,850	664,833	522,908	664,210
Financial liabilities at fair value through profit or loss
– trading liabilities	83,167	88,807	83,167	88,807
– non-trading derivatives	3,541	4,257	3,541	4,257
– designated as at fair value through profit or loss	12,266	12,616	12,266	12,616
Other liabilities [1,3]	15,247	11,622	15,247	11,622
Debt securities in issue	103,559	121,770	103,234	121,289
Subordinated loans	17,253	16,267	17,223	16,411

	791,235	954,506	789,550	953,025

1	Loans and advances to customers and Customer deposits, as at 31 December 2015, are adjusted as a result of a changes in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies and Changes in presentation in 2016.
2	Other assets do not include, among others: net defined benefit asset.
3	Other liabilities do not include, among others: net defined benefit and related employee benefit liabilities, and other taxation and social security contributions.

Valuation Methods

The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability. Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.

ING uses unadjusted quotes where available. Unadjusted quoted prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted market prices in active markets may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value at the date of valuation.

For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable input in determining the fair value. The fair value can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.

F-97	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

When a group of financial assets and financial liabilities are managed on the basis of their net risk exposures, it measures the fair value of a group of financial assets and liabilities on net portfolio basis.

Control framework

To determine whether the valuations based upon data inputs have led to an appropriate fair and prudent value, the process of independent price verification (‘IPV’) or price testing is applied. This is done to ensure the appropriate reflection of these valuations in balance sheet and the profit and loss accounts. IPV tests and confirms the reliability of the market data used in these valuations and can lead to adjustments in valuation where data is found to be unreliable. The IPV process is performed at least monthly or more frequently depending on the nature of the market or trading activity. Multiple data sources are used to the extent that such prices are available and taking into account cost-benefit ratio of retrieving such prices. Valuation differences between primary and secondary source data are assessed. When differences resulting from price testing exceed pre-approved thresholds, adjustments to the profit and loss shall be made. Differences and adjustments must be assessed individually, approved by the Local Parameter Committee, and reported back in the meeting minutes. In case a material difference in value is found through the IPV process, it must be fully understood what the underlying cause is for the difference, and if a systematic change is required (e.g. change of source). Pricing and price testing is applied at individual trade level and is organised at a desk level.

Valuation processes are governed by various governance bodies, which include Local Parameter Committees (LPC), Global Price Testing Committee (GP&IC), Market Data Committee (MDC), Trading Pricing Model Committee (TPMC) and others. All relevant committees meet on a quarterly basis or more frequent as required. Key valuation controls including product approval, IPV, valuation adjustments, and model use is monitored on a monthly basis

The Global Price Testing Committee is responsible for the use of appropriate models and inputs related to fair valued positions. It oversees the quality and coherence of valuation methodologies and processes. Local Parameter Committees monitor the appropriateness of (quoted) pricing, any other relevant market info, as well as that of pricing models themselves related to the fair valued positions to which they are applied. LPC executes valuation methodology and processes at a local level. Global Price Testing Committee oversees market data sources and market data set up / points used for official valuation of positions for fair value. Trading Pricing Model Committee approve and review all pricing models and methodologies for the calculation of market parameters.

Valuation Adjustments

Valuation adjustments are integral part of the fair value. They are included as part of the fair value to provide better estimation of market exit value on measurement date. ING applies various valuation adjustments including Bid-Offer adjustments, Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA), Model Risk Valuation Adjustments, Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA). The combination of Credit Valuation adjustments is called Bilateral Valuation Adjustment (BVA).

•	Bid-Offer adjustments are required to adjust mid-market values to appropriate bid or offer value in order to best represent the exit value, and therefore fair value. It is applicable to financial assets and liabilities that are valued at mid-price initially. If financial assets or liabilities have been quoted at bid and offer price, then no Bid-Offer adjustment is necessary. In practice this adjustment accounts for the difference in valuation from mid to bid and mid to offer for long and short exposures respectively. In principle assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where market quoted price is not available, the price within the bid-offer spread that is most representative of fair value is used.

•	Credit Valuation Adjustment (CVA) is the valuation component for counterparty credit risk of the derivative contracts. It has bilateral nature, where both counterparty’s credit risk and ING own credit risks are taken into account. The calculation is based on the estimation of the expected exposure, counterparties’ risk of default, and taking into account the collateral agreements as well as netting agreements. The counterparties’ risk of default is measured by probability of default and expected loss given default, which is based on market information including credit default swap (CDS) spread. Where counterparty CDS spreads are not available, relevant proxy spreads are used. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are included in the adjustment.

•	ING applies Debt Valuation Adjustment (DVA) to own issued financial liabilities that are measured at fair value through profit or loss, if the credit risk component has not been included in the prices. In the DVA calculation, the default probability of the institution are estimated based on the ING Funding spread.

•	Model risk occurs in a valuation model when the model does not produce the correct valuation due to mis-specification, mis- application, or incorrect implemention of the model. Potential adjustments are determined during new product approval or model review process.

•	Collateral Valuation Adjustment (CollVA) is a derivative valuation adjustment capturing specific features of CSA (Credit Swap Annex) with a counterparty that the regular OIS (Overnight Index Swap) discounting framework does not capture. Non-standard CSA features may include deviations in relation to the currency in which ING posts or receives collateral, deviations in remuneration rate on collateral which may pay lower or higher rate than overnight rate or even no interest at all. Other deviations can be posting securities rather than cash as collateral.

ING Group Annual Report on Form 20-F 2016	F-98

Notes to the Consolidated financial statements - continued

•	ING applies an additional ‘funding valuation adjustment’ (‘FVA’) to address the funding costs associated with the collateral funding asymmetry on uncollateralized or partially collateralized derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:

a.1) Financial assets

Cash and balances with central banks

The carrying amount of cash approximates its fair value.

Loans and advances to banks

The fair values of receivables from banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates including appropriate spreads offered for receivables with similar characteristics, similar to Loans and advances to customers described below.

Financial assets at fair value through profit or loss and Investments

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

For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation. The technique for calculating CVA is based on Monte Carlo simulation and uses various input including counterparty credit spread, market interest rates, and market exchanges rates. The counterparty credit spreads are based on counterparty CDS spread where available. Otherwise, the indexed proxy CDS spreads are used.

Equity securities

The fair values of publicly traded equity securities are based on quoted market prices when available. Where no quoted market prices are available, fair value is determined based on quoted prices for similar securities or other valuation techniques.

The fair value of private equity is based on quoted market prices, if available. In the absence of quoted prices in an active market, fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects, price, earnings comparisons and revenue multiples, and by reference to market valuations for similar entities quoted in an active market.

Debt securities

Fair values for debt securities are based on quoted market prices, where available. Quoted market prices may be obtained from an exchange, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are assessed to determine if they are tradable prices or consensus prices derived from in-house models utilising a variety of inputs. This distinction determines where it falls in the fair value hierarchy.

If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which may include values obtained from one or more pricing services or by a valuation technique that discounts expected future cash flows using a market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.

Loans and receivables

Reference is made to Loans and advances to customers below.

F-99	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Loans and advances to customers

For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of the fair value. The fair value of other loans is estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.

Other assets

The other assets are stated at their carrying value which is not significantly different from their fair value.

a.2) Financial liabilities

Deposits from banks

The fair values of payables to banks are generally based on quoted market prices or, if not available, on estimates based on discounting future cash flows using available market interest rates and credit spreads for payables to banks with similar characteristics.

Customer deposits

The carrying values of customer deposits with an immediate on demand features approximate their fair values. The fair values of deposits with fixed contractual terms have been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.

Financial liabilities at fair value through profit or loss

The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments. Reference is made to Financial assets at fair value through profit or loss above.

Other liabilities

The other liabilities are stated at their carrying value which is not significantly different from their fair value.

Debt securities in issue

The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.

Subordinated loans

The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

a.3) Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available), and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are recognised as of the date of the event or change in circumstances that caused the transfer.

ING Group Annual Report on Form 20-F 2016	F-100

Notes to the Consolidated financial statements - continued

Level 1 - (Unadjusted) quoted prices in active markets

This category includes financial instruments whose fair value is determined directly by reference to (unadjusted) quoted prices in an active market that ING Group can access. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer markets, brokered markets, or principal to principal markets. Those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis. Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

Level 2 - Valuation technique supported by observable inputs

This category includes financial instruments whose fair value is based on market observables other than (unadjusted) quoted prices. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, but for which the prices are modified based on other market observable external data or reference to quoted prices for identical or similar instruments in markets that are not active. These prices can be obtained from a third party pricing service. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model based consensus prices taking various data as inputs.

For financial instruments that do not have a reference price available, fair value is determined using a valuation technique (e.g. a model), where inputs in the model are taken from an active market or are observable, such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads.

If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for the distinction between Level 2 and Level 3 assets and liabilities. ING Group has chosen to align the definition of significant with the 90% confidence range as captured in the prudent value definition by EBA. Unobservable parameters are shifted down and upwards to reach this 90% confidence range. The same 90% confidence range is applied to model uncertainty. If the combined change in asset value resulting from the shift of the unobservable parameters and the model uncertainty exceeds the threshold, the asset is classified as Level 3. A value change below the threshold results in a Level 2 classification.

Valuation techniques used for Level 2 assets and liabilities range from discounting of cash flows to various industry standard valuation models such as option pricing model and Monte Carlo simulation model, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour are taken into account.

Level 3 - Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. Level 3 Trading assets, Non-trading derivatives, Assets designated at fair value through profit or loss, and Level 3 Financial liabilities at fair value through profit or loss include financial instruments with different characteristics and nature, which are valued on the basis of valuation techniques that feature one or more significant inputs that are unobservable. An instrument in its entirety is classified as Level 3 if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there is little or no current market data available from which to derive a price that an unrelated, informed buyer would purchase the asset or liability at.

F-101	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
2016	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	17,652	95,629	1,223	114,504
Non-trading derivatives	3	2,231	256	2,490
Financial assets designated as at fair value through profit or loss	502	4,141	456	5,099
Available-for-sale investments	76,238	6,153	521	82,912

	94,395	108,154	2,456	205,005
Financial liabilities
Trading liabilities	6,139	75,650	1,378	83,167
Non-trading derivatives		3,517	24	3,541
Financial liabilities designated as at fair value through profit or loss	1,348	10,795	123	12,266

	7,487	89,962	1,525	98,974

Main changes in fair value hierarchy in 2016

In 2016, the decrease in Level 2 financial assets and liabilities is mainly due to decreased (reverse) repo balances.

There were no significant transfers between Level 1 and Level 2.

There were no changes in the valuation techniques during the year.

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
2015	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	27,126	103,195	1,146	131,467
Non-trading derivatives	4	3,175	168	3,347
Financial assets designated as at fair value through profit or loss	242	2,654	338	3,234
Available-for-sale investments	81,640	4,667	693	87,000

	109,012	113,691	2,345	225,048
Financial liabilities
Trading liabilities	9,037	78,531	1,239	88,807
Non-trading derivatives		4,256	1	4,257
Financial liabilities designated as at fair value through profit or loss	1,578	10,840	198	12,616

	10,615	93,627	1,438	105,680

Main changes in fair value hierarchy in 2015

There were no significant transfers between Level 1 and Level 2.

In 2015, there were changes in the valuation techniques driven by current market conditions, with LIBOR being negative.

ING Group Annual Report on Form 20-F 2016	F-102

Notes to the Consolidated financial statements - continued

Changes in Level 3 Financial assets
2016	Trading assets	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	1,146	168	338	693	2,345
Amounts recognised in the statement of profit or loss during the year	226	–34	76	200	468
Revaluation recognised in equity during the year				–144	–144
Purchase of assets	77	5	193	68	343
Sale of assets	–71	–4	–76	–183	–334
Maturity/settlement	–135			–9	–144
Reclassifications				–92	–92
Transfers into Level 3	21	62		5	88
Transfers out of Level 3	–43		–75		–118
Exchange rate differences	3			8	11
Changes in the composition of the group and other changes	–1	59		-25	33

Closing balance	1,223	256	456	521	2,456

In 2016, financial assets were transferred out of Level 3 on the basis that the valuation is not significantly impacted by unobservable inputs.

Included in Amounts recognised in the statement of profit or loss during the year, is EUR 163 million related to the release of revaluation reserves on shares held in VISA Europe Limited. For further information on the VISA transaction, reference is made to Note 51 ‘Other events’.

Changes in Level 3 Financial assets
2015	Trading assets	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	810	310	90	573	1,783
Amounts recognised in the statement of profit or loss during the year	146	–163	–55	30	–42
Revaluation recognised in equity during the year				171	171
Purchase of assets	356	4	467	125	952
Sale of assets	–76		–148	–209	–433
Maturity/settlement	–46	–1	–16	–5	–68
Transfers into Level 3	11				11
Transfers out of Level 3	–61				–61
Exchange rate differences	6	18		23	47
Changes in the composition of the group and other changes				–15	–15

Closing balance	1,146	168	338	693	2,345

In 2015, there were no significant transfers into or out of Level 3.

Included in Revaluation recognised in equity during the year, was an amount of EUR 154 million related to available-for-sale equity securities held in VISA Europe Limited. References is made to Note 5 ‘Investments’, Note 19 ‘Equity and Note 51 ‘Other events’.

F-103	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Changes in Level 3 Financial liabilities
2016	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit or loss	Total
Opening balance	1,239	1	198	1,438
Amounts recognised in the statement of profit or loss during the year	277	12	–3	286
Issue of liabilities	53	11	4	68
Early repayment of liabilities	–62	–11	–13	–86
Maturity/settlement	–62			–62
Transfers into Level 3	16	11		27
Transfers out of Level 3	–86		–63	–149
Exchange rate differences	6			6
Changes in the composition of the group and other changes	–3			–3

Closing balance	1,378	24	123	1,525

In 2016, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

Changes in Level 3 Financial liabilities
2015	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit or loss	Total
Opening balance	997	16	323	1,336
Amounts recognised in the statement of profit or loss during the year	120	–15	–83	22
Issue of liabilities	244		121	365
Early repayment of liabilities	–54		–31	–85
Maturity/settlement	–24		–15	–39
Transfers into Level 3	12			12
Transfers out of Level 3	–65		–117	–182
Exchange rate differences	9			9

Closing balance	1,239	1	198	1,438

In 2015, financial liabilities of EUR 182 million were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

ING Group Annual Report on Form 20-F 2016	F-104

Notes to the Consolidated financial statements - continued

Amounts recognised in the statement of profit or loss during the year (Level 3)
2016	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	226		226
Non-trading derivatives	–34		–34
Financial assets designated at fair value through profit or loss	76		76
Available-for-sale investments	–3	203	200

	265	203	468
Financial liabilities
Trading liabilities	277		277
Non-trading derivatives	12		12
Financial liabilities designated at fair value through profit or loss	–3		–3

	286	–	286

Amounts recognised in the statement of profit or loss during the year (Level 3)
2015	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	146		146
Non-trading derivatives	–163		–163
Financial assets designated at fair value through profit or loss	–55		–55
Available-for-sale investments	–34	64	30

	–106	64	–42
Financial liabilities
Trading liabilities	120		120
Non-trading derivatives	–15		–15
Financial liabilities designated at fair value through profit or loss	–83		–83

	22	–	22

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the statement of profit or loss as follows:

•	Results on trading assets and trading liabilities are included in Valuation results and net trading income;

•	Non-trading derivatives are included in Valuation results and net trading income; and

•	Financial assets and liabilities designated at fair value through profit or loss are included in Valuation results and net trading income - Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading).

Unrealised gains and losses that relate to Available-for-sale investments recognised in Other comprehensive income are included in the Revaluation reserve – Available-for-sale reserve and other.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 31 December 2016 of EUR 205 billion includes an amount of EUR 2.5 billion (1.2%) which is classified as Level 3 (31 December 2015: EUR 2.3 billion, being 1.0%). Changes in Level 3 from 31 December 2015 to 31 December 2016 are disclosed above in the table Changes in Level 3 Financial assets.

Financial liabilities measured at fair value in the statement of financial position as at 31 December 2016 of EUR 99 billion includes an amount of EUR 1.5 billion (1.5%) which is classified as Level 3 (31 December 2015: EUR 1.4 billion, being 1.3%). Changes in Level 3 from 31 December 2015 to 31 December 2016 are disclosed above in the table Changes in Level 3 Financial liabilities.

F-105	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using valuation techniques that incorporate unobservable inputs and assets and liabilities for which the fair value was determined using quoted prices, but have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 31 December 2016 of EUR 2.5 billion (31 December 2015: EUR 2.3 billion), an amount of EUR 1.0 billion (42%) (31 December 2015: EUR 0.9 billion, being 39%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.5 billion (31 December 2015: EUR 0.3 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.0 billion (31 December 2015: EUR 1.1 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit or loss.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2016 of EUR 1.5 billion (31 December 2015: EUR 1.4 billion), an amount of EUR 0.9 billion (59%) (31 December 2015: EUR 0.7 billion, being 50%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2015: EUR 0.2 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.5 billion (31 December 2015: EUR 0.5 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

ING Group Annual Report on Form 20-F 2016	F-106

Notes to the Consolidated financial statements - continued

Valuation techniques and range of unobservable inputs (Level 3)
2016	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit or loss
Debt securities	180		Price based	Price (%)	0%	122%
			Net asset value	Price (%)	10%	19%
Equity securities	4		Price based	Price (%)	0%	0%
Loans and advances	326	3	Price based	Price (%)	60%	101%
			Present value techniques	Credit spread (bps)	130	150
Structured notes	6	125	Price based	Price (%)	52%	111%
			Net asset value	Price (%)	19%	19%
			Option pricing model	Equity volatility (%)	16%	34%
				Equity/Equity correlation	0.0	0.8
				Equity/FX correlation	–0.4	0.1
				Dividend yield (%)	1%	5%
				Interest rate volatility (%)	n.a	n.a
			Present value techniques	Implied correlation	0.7	0.7
Derivatives
– Rates	486	457	Option pricing model	Interest rate volatility (bps)	22	300
				Interest rate correlation	n.a	n.a.
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread (%)	2%	2%
				Prepayment rate (%)	5%	10%
				Inflation rate (%)	2%	4%
– FX	642	688	Present value techniques	Inflation rate (%)	2%	3%
– Credit	33	43	Present value techniques	Credit spread (bps)	0	1,596
				Implied correlation	0.7	1.0
				Jump rate (%)	12%	12%
			Price based	Price (%)	99%	99%
– Equity	258	208	Option pricing model	Equity volatility (%)	0%	140%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–0.9	0.6
				Dividend yield (%)	0%	13%
– Other		1	Option pricing model	Commodity volatility (%)	13%	55%
				Com/Com correlation	0.0	0.9
				Com/FX correlation	–0.5	0.0
Available for sale
– Debt	55		Price based	Price (%)	0%	99%
			Present value techniques	Credit spread (bps)	339	400
				Weighted average life (yr)	1.6	3.2
– Equity	466		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	2,456	1,525

F-107	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Valuation techniques and range of unobservable inputs (Level 3)
2015	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit or loss
Debt securities	72		Price based	Price (%)	1%	115%
			Net asset value	Price (%)	15%	33%
Loans and advances	356	7	Price based	Price (%)	0%	100%
			Present value techniques	Credit spread (bps)	130	135
Structured notes		198	Price based	Price (%)	0%	111%
			Net asset value	Price (%)	33%	33%
			Option pricing model	Equity volatility (%)	10%	109%
				Equity/Equity correlation	0.6	0.9
				Equity/FX correlation	–0.5	0.3
				Dividend yield (%)	1%	5%
				Interest rate volatility (%)	n.a	n.a
			Present value techniques	Implied correlation	0.7	0.9
Derivatives
– Rates	480	602	Option pricing model	Interest rate volatility (bps)	21	93
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread (%)	3%	3%
				Prepayment rate (%)	5%	5%
				Inflation rate (%)	2%	4%
– FX	412	359	Present value techniques	Inflation rate (%)	1%	3%
– Credit	42	50	Present value techniques	Credit spread (bps)	3	16,704
				Implied correlation	0.6	1.0
				Jump rate (%)	12%	12%
– Equity	289	222	Option pricing model	Equity volatility (%)	0%	136%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	1.0
				Dividend yield (%)	0%	13%
– Other	1		Option pricing model	Commodity volatility (%)	17%	82%
				Com/Com correlation	0.3	1.0
				Com/FX correlation	–0.8	0.6
Available for sale
– Debt	63		Price based	Price (%)	0%	98%
			Present value techniques	Credit spread (bps)	204	400
				Weighted average life (yr)	1.6	3.3
– Equity	630		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	2,345	1,438

Non-listed equity investments

Level 3 equity securities mainly include corporate investments, fund investments, real estate positions, and other equity securities which are not traded in active markets. In the absence of an active market, fair values are estimated on the basis of the analysis of fund managers reports, company’s financial position, future prospects, and other factors, considering valuations of similar positions or by the reference to acquisition cost of the position. For equity securities best market practice will be applied using the most relevant valuation method.

All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect fair values.

ING Group Annual Report on Form 20-F 2016	F-108

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

Volatility

Volatility is a measure for variation of the price of a financial instrument or other valuation input over time. Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility, the higher value of the option. Volatility varies by the underlying reference (equity, commodity, foreign currency and interest rates), by strike, and maturity of the option. The minimum level of volatility is 0% and there is no theoretical maximum.

Correlation

Correlation is a measure of dependence between two underlying references which is relevant for valuing derivatives and other instruments which have more than one underlying reference. For example, correlation between underlying equity names may be a relevant input parameter for basket equity option pricing models. High positive correlation (close to 1) indicates strong positive (statistical) relationship between underlyings, implying they typically move in the same direction. High negative correlation, on the other hand, implies that underlyings typically move in opposite directions.

Interest rates

Prepayment rate and reset spread are key inputs to mortgage linked prepayment swaps valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.

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

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 31 December 2016, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level already for its IFRS valuation of fair valued financial instruments as of end of 2014, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased. Specifically for the AFS Debt positions the upward valuation uncertainty decreased.

For more detail on the valuation of fair valued instruments, refer to the section ‘Risk Management – Market risk’, paragraph ‘Fair values of financial assets and liabilities in this document’.

In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

F-109	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product.

In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at year end assuming normal circumstances/normal markets.

Also, this disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

Sensitivity analysis of Level 3 instruments
2016	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit or loss
Equity (equity derivatives, structured notes)	262
Interest rates (Rates derivatives, FX derivatives)	80
Credit (Debt securities, Loans, structured notes, credit derivatives)	33
Available-for-sale
Equity	8	14
Debt	2

	385	14

Sensitivity analysis of Level 3 instruments
2015	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit or loss
Equity (equity derivatives, structured notes)	246
Interest rates (Rates derivatives, FX derivatives)	83
Credit (Debt securities, Loans, structured notes, credit derivatives)	39
Available-for-sale
Equity	9	14
Debt	15

	392	14

ING Group Annual Report on Form 20-F 2016	F-110

Notes to the Consolidated financial statements - continued

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the statement of financial position, but for which fair values are disclosed are determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2016	Level 1	Level 2	Level 3	Total
Financial assets
Loans and advances to banks	3,534	11,135	14,271	28,940
Held-to-maturity investments	6,983	1,749	77	8,809
Loans and advances to customers	5,121	21,611	551,864	578,596

	15,638	34,495	566,212	616,345
Financial liabilities
Deposits from banks[1]		14,447	8,096	22,543
Customer deposits[1]		5,876	58,872	64,748
Debt securities in issue	41,145	48,097	14,317	103,559
Subordinated loans	14,967	2,188	98	17,253

	56,112	70,608	81,383	208,103

1	Financial assets and liabilities that are on demand are excluded from the fair value hierarchy as their fair value approximates the carrying value.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
2015	Level 1	Level 2	Level 3	Total
Financial assets
Loans and advances to banks[1]	5,197	12,572	12,363	30,132
Held-to-maturity investments	5,739	1,951	165	7,855
Loans and advances to customers[1]	4,793	16,703	526,811	548,307

	15,729	31,226	539,339	586,294
Financial liabilities
Deposits from banks[1,2]		15,984	8,038	24,022
Customer deposits[1,2]		23,439	55,947	79,386
Debt securities in issue	56,768	51,443	13,559	121,770
Subordinated loans	15,737	183	347	16,267

	72,505	91,049	77,891	241,445

1	Loans and advances to customers and Customer deposits, as at 31 December 2015, are adjusted as a result of a changes in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies and Changes in presentation in 2016.
2	Financial assets and liabilities that are on demand are excluded from the fair value hierarchy as their fair value approximates the carrying value, comparative figures have been restated.

b) Non-financial assets and liabilities

ING Group’s non-financial assets comprise Investments in associates and joint ventures, Property in own use, and Investment properties as included in the Statement of financial position in the line items Investments in associates and joint ventures, Property and equipment, and Other assets respectively.

Investments in associates and joint ventures are accounted for using the equity method. For further information, reference is made to Note 7 ’Investments in associates and joint ventures’.

Other non-financial assets are recognised at fair value at the balance sheet date. For the methods and assumptions used by ING Group to estimate the fair value of these non-financial assets, reference is made to Note 1 ‘Accounting policies’, sections ‘Property in own use’ and ‘Investment properties’.

As at 31 December 2016, the estimated fair value of Property in own use and Investment properties amounts to EUR 881.0 million (2015: 982 million) and EUR 65 million (2015: EUR 77 million) respectively and is categorised as Level 3 (2015: Level 3) of the fair value hierarchy on the basis of methods applied in determining the fair values.

F-111	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 assets and liabilities are included in the statement of profit or loss as follows:

•	Impairments on Property in own use are included in Other operating expenses - Intangible amortisation and (reversals) of impairments; and

•	Changes in the fair value of Investment properties are included in Investment income.

Unrealised gains and losses on Property in own use are included in the Revaluation reserve – Property in own use reserve.

For amounts recognised in the Statement of profit or loss and other changes in non-financial assets during the year, reference is made to Note 8 ‘Property and equipment’ and Note 10 ‘Other assets’.

As at 31 December 2016, ING Group has no non-financial liabilities (2015: none).

38 Derivatives and hedge accounting

Use of derivatives and hedge accounting

As described in the sections ‘Risk management – Credit risk and Market risk’, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The objective of ING Group’s hedging activities is to optimise the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock in the interest margin in relation to interest bearing assets and the related funding.

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge model that is applicable. The three models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting, and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in Note 1 ‘Accounting policies’ in the section ‘Principles of valuation and determination of results’.

To qualify for hedge accounting under IFRS, strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS. The fair value changes of derivatives relating to such non-qualifying hedges are taken to the statement of profit or loss. However, in certain cases, the Group mitigates the statement of profit or loss volatility by designating hedged assets and liabilities at fair value through profit or loss. If hedge accounting is applied under IFRS, it is possible that during the hedge a hedge relationship no longer qualifies for hedge accounting and hedge accounting cannot be continued, even if the hedge remains economically effective. As a result, the volatility arising from undertaking economic hedging in the statement of profit or loss may be higher than would be expected from an economic point of view.

With respect to exchange rate and interest rate derivative contracts, the notional or contractual amount of these instruments is indicative of the nominal value of transactions outstanding at the balance sheet date; however they do not represent amounts at risk. ING Group uses credit derivatives to manage its exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment, and trading portfolios. Hedge accounting is not applied in relation to credit derivatives.

Fair value hedge accounting

ING Group’s fair value hedges principally consist of interest rate swaps and cross-currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates.

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss. As a result, only the net accounting ineffectiveness has an impact on the net result.

ING Group Annual Report on Form 20-F 2016	F-112

Notes to the Consolidated financial statements - continued

Statement of profit or loss – Valuation results and net trading income

Fair value changes on derivatives designated under fair value hedge accounting
	2016	2015
Change in fair value of derivatives	–170	81
Change in fair value of assets and liabilities (hedged items)	244	–67

Net accounting ineffectiveness recognised in the Statement of profit or loss	74	14

The fluctuation in balances between 2015 and 2016 relate to the volatility in interest rate movements.

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under fair value hedge accounting
	2016	2015
Positive fair values outstanding (Non-trading derivative assets)	1,012	1,010
Negative fair values outstanding (Non-trading derivative liabilities)	–5,394	–2,411

	–4,382	–1,401

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

Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognised in Shareholders’ equity. Interest cash flows on these derivatives are recognised in the statement of profit or loss in net interest income consistent with the manner in which the forecast cash flows affect net result. The gains and losses on ineffective portions of such derivatives are recognised immediately in the statement of profit or loss.

Statement of changes in equity – Cash flow hedge reserve

Cash flow hedge reserve
	2016	2015
Effective portion of fair value changes on derivatives under cash flow hedges, after tax	111	–65
Cash flow hedge reserve as at 31 December, gross	1,015	859
Cash flow hedge reserve as at 31 December, after deferred tax	777	666

This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the statement of profit or loss under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 28 years, with the largest concentrations in the range of 3 to 4 years.

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under cash flow hedge accounting
	2016	2015
Positive fair values outstanding (Non-trading derivative assets)	438	917
Negative fair values outstanding (Non-trading derivative liabilities)	–671	–1,167

	–233	–250

As at 31 December 2016, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was EUR 0 million (2015: nil).

F-113	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Statement of profit or loss – Net interest income

Net interest income on cash flow hedge derivatives
	2016	2015
Interest income on cash flow hedge derivatives	2,654	2,876
Interest expense on cash flow hedge derivatives	–2,181	–2,475

	473	401

Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a loss of EUR 16 million (2015: EUR 31 million gain) which was recognised in the statement of profit or loss, in the line Valuation results and net trading income.

Hedges of net investments in foreign operations

ING Group’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding that are used to protect against foreign currency exposures on foreign subsidiaries.

Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Shareholders’ equity. The balance in equity is recognised in the statement of profit or loss when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognised immediately in the statement of profit or loss.

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under net investment hedge accounting
	2016	2015
Positive fair values outstanding (Non-trading derivative assets)	73	72
Negative fair values outstanding (Non-trading derivative liabilities)	–33	–52

	40	20

As at 31 December 2016, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR 0 million (2015: EUR 1,288 million).

Accounting ineffectiveness recognised in the statement of profit or loss for the year ended 31 December 2016 on derivatives and non-derivatives designated under net investment hedge accounting was EUR 0 million (2015: nil).

ING Group Annual Report on Form 20-F 2016	F-114

Notes to the Consolidated financial statements - continued

39 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to the section ‘Risk Management – Funding and liquidity risk’.

Assets by contractual maturity
2016	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	18,144						18,144
Loans and advances to banks	14,638	4,373	5,414	3,779	654		28,858
Financial assets at fair value through profit or loss
– trading assets	47,218	19,236	13,722	16,967	17,361		114,504
– non-trading derivatives	28	29	85	793	1,555		2,490
– designated as at fair value through profit or loss	326	1,440	1,996	769	568		5,099
Investments
– available-for-sale	2,713	3,543	6,020	36,838	29,775	4,023	82,912
– held-to-maturity		166	2,374	3,360	2,851		8,751
Loans and advances to customers	56,151	17,187	42,515	162,805	281,496		560,154
Intangible assets			145	290		1,049	1,484
Other assets [2]	10,580	1,671	2,721	855	850		16,677
Remaining assets (for which maturities are not applicable) [3]						3,143	3,143

Total assets	149,798	47,645	74,992	226,456	335,110	8,215	842,216

[1]	Includes assets on demand.
[2]	Includes Other assets and Current and Deferred tax assets as presented in the Consolidated statement of financial position.
[3]	Included in remaining assets for which maturities are not applicable are property and equipment, and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

F-115	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Assets by contractual maturity
2015	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	21,458						21,458
Loans and advances to banks	16,228	4,141	5,152	3,502	965		29,988
Financial assets at fair value through profit or loss
– trading assets	53,181	19,042	17,244	19,845	22,155		131,467
– non-trading derivatives	7	63	253	787	2,237		3,347
– designated as at fair value through profit or loss	256	963	1,112	540	363		3,234
Investments
– available-for-sale	1,187	1,532	7,622	37,648	34,577	4,434	87,000
– held-to-maturity	1	249	12	5,456	2,108		7,826
Loans and advances to customers [2]	219,782	14,457	37,665	153,002	271,987		696,893
Intangible assets			189	378		1,000	1,567
Other assets [3]	8,071	1,802	2,714	337	1,442		14,366
Assets held for sale [4]						2,153	2,153
Remaining assets (for which maturities are not applicable) [5]						2,989	2,989

Total assets	320,171	42,249	71,963	221,495	335,834	10,576	1,002,288

[1]	Includes assets on demand.
[2]	Loans and advances to customers, as at 31 December 2015, is adjusted as a result of a changes in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies and Changes in presentation in 2016.
[3]	Includes Other assets and Current and Deferred tax assets as presented in the Consolidated statement of financial position.
[4]	Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets held for sale’. For these assets, the underlying contractual maturities are no longer relevant for ING. For businesses for which a binding sale agreement exists, all related assets held for sale are classified in accordance with the agreed or expected closing date. For other businesses, for which no sale agreement exists, assets held for sale are included in ‘Maturity not applicable’.
[5]	Included in remaining assets for which maturities are not applicable are property and equipment, investment properties and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F 2016	F-116

Notes to the Consolidated financial statements - continued

40 Liabilities by maturity

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

Non-financial liabilities are included based on a breakdown of the amounts per the statement of financial position, by expected maturity. Reference is made to the liquidity risk paragraph in the section ‘Risk Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

Liabilities by maturity
2016	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment[2]	Total
Deposits from banks	11,874	506	2,060	14,324	3,200			31,964
Customer deposits	476,373	16,521	20,698	6,720	2,583		13	522,908
Financial liabilities at fair value through profit or loss
– other trading liabilities	26,101	12,334	1,096	1,910	1,908		525	43,874
– trading derivatives	3,172	3,153	7,495	13,785	11,602		86	39,293
– non-trading derivatives	378	192	700	1,844	1,478		–1,051	3,541
– designated at fair value through profit or loss	381	505	1,627	4,485	5,170		98	12,266
Debt securities in issue	3,171	14,965	22,350	44,089	20,522		–1,863	103,234
Subordinated loans		1,043	749	2,010	5,985	7,204	232	17,223

Financial liabilities	521,450	49,219	56,775	89,167	52,448	7,204	–1,960	774,303
Other liabilities [3]	10,403	1,943	4,428	2,201	1,075			20,050

Non-financial liabilities	10,403	1,943	4,428	2,201	1,075			20,050

Total liabilities	531,853	51,162	61,203	91,368	53,523	7,204	–1,960	794,353
Coupon interest due on financial liabilities	1,081	1,160	3,355	10,948	5,818			22,362

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

F-117	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Liabilities by maturity
2015	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment[2]	Total
Deposits from banks [3]	14,840	1,094	2,370	11,021	4,488			33,813
Customer deposits [3]	607,885	23,375	21,600	8,892	2,431		27	664,210
Financial liabilities at fair value through profit or loss
– other trading liabilities	35,168	6,806	800	1,645	2,703		782	47,904
– trading derivatives	2,471	2,580	7,983	16,314	17,232		–5,677	40,903
– non-trading derivatives	431	129	808	2,151	134		604	4,257
– designated at fair value through profit or loss	207	452	1,374	4,835	6,089		–341	12,616
Debt securities in issue	8,772	25,308	17,133	44,228	22,927		2,921	121,289
Subordinated loans			338	117	8,602	6,927	427	16,411

Financial liabilities	669,774	59,744	52,406	89,203	64,606	6,927	–1,257	941,403
Other liabilities [3,4]	6,761	2,030	4,591	730	1,163			15,275
Liabilities held for sale

Non-financial liabilities	6,761	2,030	4,591	730	1,163	–	–	15,275

Total liabilities	676,535	61,774	56,997	89,933	65,769	6,927	–1,257	956,678
Coupon interest due on financial liabilities	3,033	1,482	4,595	13,892	8,798			31,800

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Customer deposits, as at 31 December 2015, is adjusted as a result of a changes in accounting policies. Reference is made to Note 1 ‘Accounting policies’ - Changes in accounting policies and Changes in presentation in 2016.
[4]	Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

41 Assets not freely disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from De Nederlandsche Bank (the Dutch Central Bank) and other banks and serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable

	2016	2015[1]
Banks
– Cash and balances with central banks	1,353	1,899
– Loans and advances to banks	6,054	7,806
Financial assets at fair value through profit or loss	447	550
Investments	825	726
Loans and advances to customers	70,457	74,506
Other assets	935	675

	80,071	86,162

[1]	Excludes assets classified as held for sale.

In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2016, the minimum mandatory reserve deposits with various central banks amount to EUR 9,055 million (2015: EUR 8,929 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 49 billion (2015: EUR 53 billion), in Germany to EUR 12 billion (2015: EUR 13 billion), in Belgium EUR 5 billion (2015: EUR 5 billion), in Australia to EUR 2 billion (2015: EUR 3 billion) and in the United States to EUR 1 billion (2015: nil).

ING Group Annual Report on Form 20-F 2016	F-118

Notes to the Consolidated financial statements - continued

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 42 ‘Transfer of financial assets’.

42 Transfer of financial assets

The majority of ING’s financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 48 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2016	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Financial assets at fair value through profit or loss	1,428		4,106	8,965
Investments	2			1,427
Loans and advances to customers				25
Associated liabilities at carrying amount
Deposits from banks	n.a	n.a
Customer deposits	n.a	n.a
Financial liabilities at fair value through profit or loss	1,443		4,635	4,280

Transfer of financial assets not qualifying for derecognition
	Securities lending		Sale and repurchase
2015	Equity	Debt	Equity	Debt
Transferred assets at carrying amount
Loans and advances to banks				18
Financial assets at fair value through profit or loss			4,339	7,892
Investments				2,502
Associated liabilities at carrying amount
Deposits from banks	n.a	n.a
Customer deposits	n.a	n.a
Financial liabilities at fair value through profit or loss			4,384	3,966

The tables above include the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

Included in the tables above, are the carrying amounts of transferred assets under repurchase agreements and securities lending that do not qualify for derecognition.

The tables above do not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position.

43 Offsetting financial assets and liabilities

The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the statement of financial position under the IFRS offsetting requirements (legal right to offset and intention to net settle) and amounts presented gross in the statement of financial position but subject to enforceable master netting arrangements or similar arrangement.

F-119	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2016		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	173	–95	78		78
	Other	3	–3

		176	–98	78	–	78	–
Financial assets at fair value through profit or loss
Trading assets	Derivatives	28,511	–913	27,598	25,532	147	1,919
	Reverse repurchase, securities borrowing and similar agreements	61,245	–19,413	41,832	36	41,555	241

		89,756	–20,326	69,430	25,568	41,702	2,160
Non-trading derivatives	Derivatives	57,384	–55,687	1,697	1,499	–5	203

		57,384	–55,687	1,697	1,499	–5	203
Loans and advances to customers	Other	191,453	–186,963	4,490		387	4,103

		191,453	–186,963	4,490	–	387	4,103
Other items where offsetting is applied in the statement of financial position		6,326	–5,846	480	15		465
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–7,300	4,743	2,557

		–	–	–	–7,300	4,743	2,557

Total financial assets		345,095	–268,920	76,175	19,782	46,905	9,488

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

ING Group Annual Report on Form 20-F 2016	F-120

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2015		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	151		151		151
	Other	3	–3

		154	–3	151	–	151	–
Financial assets at fair value through profit or loss
Trading assets	Derivatives	28,362	–815	27,547	25,204	104	2,239
	Reverse repurchase, securities borrowing and similar agreements	65,854	–22,569	43,285	242	42,597	446

		94,216	–23,384	70,832	25,446	42,701	2,685
Non-trading derivatives	Derivatives	70,226	–67,843	2,383	2,138	–3	248

		70,226	–67,843	2,383	2,138	–3	248
Loans and advances to customers [1]	Reverse repurchase, securities borrowing and similar agreements	74		74	74
	Other	172,530	–2,873	169,657	163,464	397	5,796

		172,604	–2,873	169,731	163,538	397	5,796
Other items where offsetting is applied in the statement of financial position		3,576	–3,477	99	4		95
Impact of enforceable master netting arrangements or similar arrangements [2]	Derivatives				–7,104	3,791	3,313

		–	–	–	–7,104	3,791	3,313

Total financial assets		340,776	–97,580	243,196	184,022	47,037	12,137

[1]	Loans and advances to customers, as at 31 December 2015, is adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.
[2]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

F-121	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2016		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	102	–95	7			7
	Other	23	–3	20			20

		125	–98	27	–	–	27
Customer deposits	Repurchase, securities lending and similar agreements	36		36	36
	Corporate deposits	11,773	–8,595	3,178			3,178
	Other	189,496	–178,368	11,128			11,128

		201,305	–186,963	14,342	36	–	14,306
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	30,102	–997	29,105	27,852	146	1,107
	Repurchase, securities lending and similar agreements	46,695	–19,415	27,280	36	27,102	142

		76,797	–20,412	56,385	27,888	27,248	1,249
Non-trading derivatives	Derivatives	59,510	–56,975	2,535	2,343	–153	345
Other items where offsetting is applied in the statement of financial position		5,041	–4,472	569	28		541
Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–10,513	8,047	2,466

		–	–	–	–10,513	8,047	2,466

Total financial liabilities		342,778	–268,920	73,858	19,782	35,142	18,934

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

ING Group Annual Report on Form 20-F 2016	F-122

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2015		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	678		678		677	1
	Other	3	–3

		681	–3	678	–	677	1
Customer deposits [1]	Repurchase, securities lending and similar agreements	301		301	74	227
	Corporate deposits	14,761	–10,486	4,275			4,275
	Other	166,768	7,613	174,381	163,464		10,917

		181,830	–2,873	178,957	163,538	227	15,192
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	31,317	–930	30,387	30,153	104	130
	Repurchase, securities lending and similar agreements	53,508	–22,569	30,939	242	30,570	127

		84,825	–23,499	61,326	30,395	30,674	257
Non-trading derivatives	Derivatives	72,562	–69,031	3,531	3,307	–236	460
Other items where offsetting is applied in the statement of financial position		2,201	–2,174	27	25		2
Impact of enforceable master netting arrangements or similar arrangements [2]	Derivatives				–13,231	7,457	5,774
	Other				–12		12

		–	–	–	–13,243	7,457	5,786

Total financial liabilities		342,099	–97,580	244,519	184,022	38,799	21,698

[1]	Customer deposits, as at 31 December 2015, is adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.
[2]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

F-123	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

44 Contingent liabilities and commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
2016	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Contingent liabilities in respect of
– discounted bills			1				1
– guarantees	18,536	677	965	1,167	3,526		24,871
– irrevocable letters of credit	6,583	5,973	824	154	12		13,546
– other	39				309		348

	25,158	6,650	1,790	1,321	3,847	–	38,766
Guarantees issued by ING Groep N.V.					404		404
Irrevocable facilities	59,214	2,587	4,832	22,606	9,315		98,554

	84,372	9,237	6,622	23,927	13,566	–	137,724

Contingent liabilities and commitments
2015 [1]	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Contingent liabilities in respect of
– guarantees	16,813	494	465	1,121	3,736		22,629
– irrevocable letters of credit	7,447	2,065	1,393	251	6		11,162
– other	244						244

	24,504	2,559	1,858	1,372	3,742	–	34,035
Guarantees issued by ING Groep N.V.					436		436
Irrevocable facilities	49,133	1,458	6,407	36,255	5,125		98,378

	73,637	4,017	8,265	37,627	9,303	–	132,849

[1]	Excludes commitments and contingent liabilities related to assets classified as held for sale, being NN Group.

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

Other contingent liabilities include acceptances of bills and are of a short-term nature. Other contingent liabilities also include contingent liabilities resulting from the operations of the Real Estate business including obligations under development and construction contracts. Furthermore other contingent liabilities include a contingent liability in connection with a possible Dutch tax obligation that relates to the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed only by the occurrence of future profits in the United Kingdom.

Reference is made to Parent company annual accounts – Notes to the parent company annual accounts, Note 13 ‘Other’ for further information on Guarantees issued by ING Groep N.V.

ING Group Annual Report on Form 20-F 2016	F-124

Notes to the Consolidated financial statements - continued

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

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts
	2016	2015[1]
2016		310
2017	307	160
2018	179	143
2019	151	122
2020	129	109
Years after 2020	476	404

[1]	Excludes future rental commitments related to businesses classified as held for sale.

45 Legal proceedings

ING Groep N.V. and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. ING has also recently identified issues in connection with its US tax information reporting and withholding obligations in respect of prior periods. A review of such issues is ongoing, and at this time it is not possible to estimate any financial or other consequences thereof.

Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, a complaint has been filed against ING Bank in January 2015 in the New York District Court by Alfredo and Gustavo Villoldo and the executor of their father’s estate (Villoldo). Villoldo holds two judgments against the Cuban government and other Cuban entities in the aggregate amount of USD 2.9 billion. Those judgments remain outstanding and uncollected. The complaint against ING Bank alleges that if ING Bank had complied with the applicable US sanction laws, Cuban assets would have been frozen by OFAC and available for execution and seizure by Villoldo. The complaint alleges that the acts set out in ING’s settlement with OFAC in 2012 constitute wire fraud, money laundering and fraudulent transfer and that Villoldo is therefore entitled to actual damages in the amount to be believed no less than USD 1.654 billion and treble damages of not less than USD 4.962 billion. In July 2015 the New York District Court dismissed all claims with prejudice. The Court of Appeals affirmed this judgment in April 2016. This judgement is now final.

In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (SIBOR) filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (SOR). The lawsuit refers to investigations by the Monetary Authority of Singapore (MAS) and other regulators, including the U.S. Commodity Futures Trading Commission (CFTC), in relation to rigging prices of SIBOR and SOR-based derivatives. Currently, it is not possible to provide an estimate of the (potential) financial effect of this claim.

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

F-125	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank N.V., and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB stated that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requested a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. In March 2016, Ageas, VEB and certain other claimants announced that the claim in relation to Fortis has been settled. Ageas has agreed to pay €1.2 billion to investors as compensation, provided that the Amsterdam Court of Appeal declares the settlement to be binding. According to the settlement documentation, as filed by Ageas with the Court of Appeal in May 2016, the settlement agreement contains a third-party clause by which the banks will also be released from the claims made by VEB and certain other claimants, if the settlement becomes unconditional.

A number of retired employees of ING Belgium have initiated legal proceedings against ASCEL (a non-profit organisation established by ING Belgium that provided medical insurance coverage to current and retired employees till the beginning of 2015 via a subdivision of ASCEL: FMC) and ING Belgium following the decision to externalise this medical insurance coverage which resulted in an increase of premium. Following a summary proceedings in which the initial claim of the retired employees was rejected, proceedings at the Court of first instance have been initiated aiming to either uphold the former insurance coverage or reimburse the increase of premium. In a decision of September 2016, the Court has considered that FMC has validly been closed but that, as the medical coverage qualifies as an insurance contract not linked with the professional activity of the claimants, ING could not unilaterally terminate the agreement between FMC and the pensioners. The Court has yet to determine the amount of damages. The Court decision is subject to appeal. A provision has been taken.

ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. A provision has been taken. However, the aggregate financial impact of the current and future litigation could become material.

As requested by the AFM, ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks had to re-assess certain client files, potentially including derivative contracts that were terminated prior to April 2014 or other client files. As advised by the AFM, the Minister of Finance appointed a Committee of independent experts (the Committee) which has established a uniform recovery framework for Dutch SME clients with interest rate derivatives. ING has adopted this recovery framework and will reassess individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework.

ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to the on-boarding of clients, money laundering and corrupt practices. ING Groep has also received related information requests from U.S. authorities. ING Groep and ING Bank are cooperating with such ongoing investigations and requests. It is currently not feasible to determine how the ongoing investigations and requests may be resolved or the timing of any such resolution, nor to estimate reliably the possible timing, scope or amounts of any resulting fines, penalties and/or other outcome, which could be significant.

46 Consolidated companies and business acquired and divested

Acquisitions

There were no significant acquisitions in 2016, 2015 and 2014.

Divestments effective in 2016

There were no significant divestments of consolidated companies in 2016.

Other

For information on transactions related to ING Group’s shareholding in NN Group, reference is made to Note 11 ‘Assets held for sale’, Note 28 ‘Discontinued operations’, Note 49 ‘Related parties’ and Note 51 ‘Other events’.

ING Group Annual Report on Form 20-F 2016	F-126

Notes to the Consolidated financial statements - continued

Divestments effective in 2015

NN Group

A number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group to 25.75% from 68.14% at 31 December 2014. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 28 ‘Discontinued operations and Note 51 ‘Other events’.

Other

For details on the transactions in 2015 with regard to ING’s interest in ING Vysya, reference is made to Note 7 ‘Investments in associates and joint ventures’, Note 49 ‘Related parties’.

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

Voya

In 2014, ING Group reduced its’ stake in Voya from 56.5% at 31 December 2013 to 18.9% at 31 December 2014 through a number of transactions during the year. Voya was deconsolidated at the end of March 2014 and was accounted for as an available-for-sale investment held for sale as at 31 December 2014. Reference is made to Note 51 ‘Other events’.

NN Group

Following the IPO of NN Group in July 2014, ING Group’s stake reduced to 68.14% . As from 30 September 2014, NN Group was presented as Assets and liabilities held for sale and discontinued operations. Reference is made to Note 51 ‘Other events’.

In addition to the above mentioned transactions, the interest in the joint venture ING Financial Services Private Limited was sold to Hathaway investments.

F-127	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Most significant companies divested in 2015 and 20141

	2015	2014
	NN Group	Voya
General
Primary line of business	Insurance	Insurance
Sales proceeds
Cash proceeds [2]	1,148	950
Investment retained in NN Group and Voya respectively [3]	3,612	2,914

Sales proceeds	4,760	3,864
Assets
Cash and cash equivalents	9,238	1,901
Financial assets at fair value through profit or loss	46,425	79,339
Available-for-sale investments	76,529	54,250
Loans and advances to customers	28,617	8,245
Reinsurance contracts	266	4,359
Intangible assets	177	727
Deferred acquisition costs	1,509	4,211
Miscellaneous other assets	6,204	2,667
Liabilities
Insurance and investment contracts	121,721	135,971
Financial liabilities at fair value through profit or loss	2,105	2,280
Miscellaneous other liabilities	24,135	7,288

Net assets	21,004	10,160
% disposed [3]	54.8%	56.5%

Net assets disposed	11,510	5,740
Loss on disposal [4,5]	–1,185	–2,005

[1]	This table includes the disposal transactions that resulted in the loss of control of NN Group and Voya which took place in May 2015 and March 2014 respectively. Reference is made to Note 51 ‘Other events’ for the earlier and subsequent transactions related to NN Group and Voya.
[2]	Cash outflow/inflow on group companies in the cash flow statement included, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
[3]	IFRS required the derecognition of the subsidiary and the recognition of the respective retained investments in NN Group of 42.43% and Voya of 43.2% at the fair value on the date of disposal.
[4]	The loss on disposal only reflects the impact on the statement of profit or loss of the transaction that resulted in derecognition of the company and includes the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
[5]	The portion of the loss attributable to measuring the retained investment in NN Group and Voya at its fair value amounted to EUR –5,412 million and EUR –1,467 million respectively.

47 Principal subsidiaries, investments in associates and joint ventures

For the majority of ING’s principal subsidiaries, ING Bank N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING’s financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.

For each of the subsidiaries listed, the voting rights held equal the proportion of ownership interest and consolidation by ING is based on the majority of ownership.

ING Group Annual Report on Form 20-F 2016	F-128

Notes to the Consolidated financial statements - continued

For the principal investments in associates ING Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:

•	Representation on the board of directors;

•	Participation in the policymaking process; and

•	Interchange of managerial personnel.

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Principal subsidiaries, investments in associates and joint ventures
			Proportion of ownership and interest held by the Group
			2016	2015
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	The Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	Amsterdam	The Netherlands	100%	100%
ING Corporate Investments B.V.	Amsterdam	The Netherlands	100%	100%
ING België N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Turkey	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Moscow	Russia	100%	100%
Investments in associates
TMB Public Company Limited	Bangkok	Thailand	30%	30%

48 Structured entities

ING Group’s activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group’s involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, as disclosed in the section ‘Principles of valuation and determination of results’ of these financial statements, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

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

ING’s activities involving structured entities are explained below in the following categories:

1 Consolidated ING originated Liquidity management securitisation programmes (Lions);

2 Consolidated ING originated Covered bond programme (CBC);

3 Consolidated ING sponsored Securitisation programme (Mont Blanc);

4 Unconsolidated Securitisation programme; and

5 Other structured entities.

F-129	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

1. Consolidated ING originated Liquidity management securitisation programmes (Lions)

ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING originated assets to a structured entity. The underlying exposures include residential mortgages in the Netherlands, Germany, Belgium, Spain, Italy, and Australia.

The structured entity issues securitised notes (traditional securitisations) which are eligible collateral for central bank liquidity purposes. In most programmes ING Group acts as investor of the securitised notes. ING Group continues to consolidate these structured entities if it is deemed to control the entities.

The structured entity issues securitisation notes in two tranches, one subordinated tranche and one senior tranche, rated AAA by a rating agency. The AAA tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Bank originated various securitisations with, at 31 December 2016, approximately EUR 77.0 billion (2015: EUR 78.5 billion) of AAA rated notes and subordinated notes, of which approximately EUR 7.2 billion (2015: EUR 7.4 billion) are held by third parties. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated statement of financial position and profit or loss.

In 2016, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 7.2 billion (2015: EUR 7.4 billion) which are funded by third parties.

2. Consolidated ING originated Covered bond programme (CBC)

ING Group has entered into a covered bond programme. Under the covered bond programme ING issues bonds. The payment of interest and principal is guaranteed by an ING administered structured entity, Covered Bond Company B.V. (CBC). In order for CBC to fulfil its guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING to CBC. Furthermore ING offers CBC protection against deterioration of the mortgage loans. CBC is consolidated by ING Group.

Covered bond programme
	Fair value pledged mortgage loans		Cash balance structured entity
	2016	2015	2016	2015
ING Covered Bond Company B.V. (‘CBC’)	43,931	43,684	39	754

	43,931	43,684	39	754

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

The transactions are funded by the ING Group administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corporation (Mont Blanc), which funds itself in the ABCP market. Mont Blanc does not have non-controlling interests that are significant to ING Group. ING Group facilitates these transactions by providing structuring, accounting, funding and operations services.

The types of assets currently in Mont Blanc include trade receivables, consumer finance receivables, credit card receivables, motor vehicle loans, and residential mortgage backed securities (RMBS).

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

The liquidity facilities, including programme wide enhancements, provided to Mont Blanc are EUR 812.0 million (2015: EUR 1,072 million). The drawn liquidity amount is EUR 0.0 million as at 31 December 2016 (2015: EUR 276 million).

ING Group Annual Report on Form 20-F 2016	F-130

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

4. Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgages loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap as at 31 December 2016 amounted to EUR –4.6 million (2015: EUR 1.3 million); fair value changes on this swap recognised in the statement of profit or loss in 2016 were EUR –5.9 million (2015: EUR –32.4 million). Fee income recognised in the statement of profit or loss in 2016 amounted to EUR 0.0 million (2015: nil).

5. Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated financial statements of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending, and operation services.

ING Bank offers various investment fund products to its clients. ING Bank does not invest in these investment funds for its own account nor acts as the fund manager.

49 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, associates, joint ventures, key management personnel, and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Subsidiaries

Transactions with ING Group’s main subsidiaries
	ING Bank N.V.		NN Group N.V.
	2016	2015	2016	2015 [1]
Assets	14,903	15,608
Liabilities	70	286
Income received	384	297		28
Expenses paid				8

[1]	Transactions with NN Group until deconsolidation at the end of May 2015.

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 47 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation.

In 2015, a number of divestment transactions reduced ING Group’s interest in NN Group, resulting in ING Group losing control over NN Group. NN Group was deconsolidated at the end of May 2015 and accounted for as an Investment in associate held for sale. For further information on transactions with NN Group, reference is made to Associates and joint ventures below and Note 51 ‘Other events’.

Assets from ING Bank N.V. mainly comprise long-term funding. Liabilities to ING Bank N.V. mainly comprise short-term deposits.

F-131	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
	2016[1]	2015[2]	2016	2015
Assets	27	2,629	12	5
Liabilities	16	616	59
Off-balance sheet commitments	34	66	2
Income received	9	–199
Expenses paid	1

[1]	Includes transactions with NN Group until we lost significant influence in January 2016.
[2]	Includes transactions with ING Vysya until the merger with Kotak Mahindra Bank (‘Kotak’) in April 2015 and transactions with NN Group after deconsolidation at the end of May 2015.

Assets, liabilities, commitments and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business.

In January 2016, ING Group sold shares in NN Group and lost significant influence resulting in NN Group no longer being a related party of ING Group. Prior to this sale, since deconsolidation at the end of May 2015, NN Group was accounted for as an Investment in associate held for sale and transactions with ING Group were included as Associates in the table above.

In 2015, Assets to Associates included Subordinated loans receivable from NN Group N.V. and amounted to EUR 823 million.

In 2015, included in off-balance sheet commitments, is a EUR 63 million facility to NN Bank which allows NN Bank an unconditional right to draw down additional Tier 1 capital at prevailing market terms, until 31 December 2018.

For further information on the NN Group divestment transactions, reference is made to Note 51 ‘Other events’.

In April 2015, the merger between ING Vysya and Kotak was completed and the legal entity ING Vysya Bank ceased to exist. As a result of this transaction, ING holds a stake in the combined company, which operates under the Kotak brand. As of April 2015, ING Vysya was no longer a related party of ING Group. Reference is made to Note 7 ‘Investments in associates and joint ventures’.

Key management personnel compensation

Transactions with key management personnel (Executive Board, Management Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report included in the annual report. The relevant sections of the remuneration report therefore form part of the annual accounts. For post-employment benefit plans, reference is made to Note 35 ‘Pension and other postemployment benefits’.

In 2016 and 2015, three members of the Executive Board of ING Groep N.V. were also members of the Management Board Banking. The members of the Management Board Banking are considered to be key management personnel and their compensation is therefore included in the tables below.

ING Group Annual Report on Form 20-F 2016	F-132

Notes to the Consolidated financial statements - continued

Key management personnel compensation (Executive Board and Management Board)
2016 in EUR thousands	Executive Board of ING Groep N.V. [1]	Management Board of ING Bank N.V. [1,2,3]	Total
Fixed Compensation
– Base salary	4,070	4,111	8,181
– Collective fixed allowances [4]	1,167	1,167	2,334
– Pension costs	78	108	186
– Severance benefits	–	918	918
Variable compensation
– Upfront cash	–	485	485
– Upfront shares	300	572	872
– Deferred cash	–	727	727
– Deferred shares	449	857	1,306
– Other	–	1,184	1,184

Total compensation	6,064	10,129	16,193

[1]	Includes their compensation earned in the capacity as Board members.
[2]	Excluding members that are also members of the Executive Board of ING Groep N.V.
[3]	In 2016, one new member joined and one member retired
[4]	The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 101,519.

Key management personnel compensation (Executive Board and Management Board)
2015 in EUR thousands	Executive Board of ING Groep N.V. [1]	Management Board of ING Bank N.V. [1,2,3]	Total
Fixed Compensation
– Base salary	3,990	3,505	7,495
– Collective fixed allowances [4]	1,115	1,045	2,160
– Pension costs	75	90	165
Variable compensation
– Upfront cash	–	390	390
– Upfront shares	254	466	720
– Deferred cash	–	585	585
– Deferred shares	382	698	1,080
– Other	–	830	830

Total compensation	5,816	7,609	13,425

[1]	Included their compensation earned in the capacity as Board members.
[2]	Excluded members that are also members of the Executive Board of ING Groep N.V.
[3]	In 2015, one new member joined.
[4]	The collective fixed allowances consisted of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 100,000.

Key management personnel compensation (Supervisory Board)

in EUR thousands	2016	2015
Total compensation	1,088	835

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2016 and 2015.

F-133	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Loans and advances to key management personnel
	Amount outstanding 31 December		Average interest rate[1]		Repayments
in EUR thousands	2016	2015	2016	2015	2016	2015
Executive Board members	2,849	2,999	2.6%	2.4%	150	0
Management Board members of ING Bank N.V.	532	532	3.8%	2.6%	–	68
Supervisory Board members	–	–	–	–	–	–

Total	3,381	3,531			150	68

[1]	Dutch legislation changed in 2016. Employee mortgage interest rate discount is no longer deducted from the interest rate but compensated via base salary compensation.

Number of ING Groep N.V. shares and stock options to key management personnel
	ING Groep N.V. shares		Stock options on ING Groep N.V. shares
in numbers	2016	2015	2016	2015
Executive Board members	261,684	244,973	95,921	116,146
Management Board members of ING Bank N.V.	120,646	216,211	123,237	216,568
Supervisory Board members	172,734	172,734	226,864	319,848

Total number of shares and stock options	555,064	633,918	446,022	652,562

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss, except for key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

For post-employment benefit plans, reference is made to Note 35 ‘Pension and other postemployment benefits’.

Remuneration of the Executive Board and Management Board Bank is recognised in the statement of profit or loss in Staff expenses as part of Total expenses. The total remuneration of the Executive Board and Management Board Bank as disclosed in the table above includes all variable remuneration related to the performance year 2016. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2016 and included in Total expenses in 2016, relating to the fixed expenses of 2016 and the vesting of variable remuneration of earlier performance years, is EUR 16 million. Remuneration in respect of NN Group is reflected in Net result from discontinued operations and does not impact the Total expenses. Total compensation of the Supervisory- and Management Boards of NN Group, for the period until deconsolidation at the end of May 2015, amounted to EUR 3.0 million. These amounts are included in the 2015 statement of profit or loss of ING Group in the line item Net result from discontinued operations.

Relationship agreement and other agreements NN Group N.V.

In 2014, in connection with the initial public offering of NN Group N.V., ING Groep N.V. and NN Group N.V. entered into a Relationship Agreement. The Relationship Agreement contains certain arrangements regarding the continuing relationship between ING Groep N.V. and NN Group N.V. In addition, ING Groep N.V. entered into several other agreements with NN Group N.V. such as a transitional intellectual property license agreement, a joinder agreement, an equity administration agreement, an indemnification and allocation agreement and a Risk Management Programme (RMP) indemnity agreement. In addition, ING Groep N.V. and ING Bank N.V. entered into a Settlement Agreement and an Outsourcing Agreement with NN Re (Netherlands) N.V., a subsidiary of NN Group N.V.

Master claim agreement

In 2012, ING Groep N.V., Voya Financial Inc. (formerly ING U.S., Inc.) and ING Insurance Eurasia N.V. entered into a master claim agreement to a) allocate existing claims between these three parties and b) agree on criteria for how to allocate future claims between the three parties. The master claim agreement contains further details on claim handling, conduct of litigation and dispute resolution.

ING Group Annual Report on Form 20-F 2016	F-134

Notes to the Consolidated financial statements - continued

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

Risk Management Programme (RMP) Agreement

The RMP Agreement has been in operation since 2003. RMP means the self-insured risk management program of ING Group encompassing professional liability, fidelity/crime, and employment practices liability exposures. Local insurance policies have been issued by a third party insurer to the subsidiaries of ING Groep N.V., which provide coverage for professional liability, fidelity/crime, and employment practices liability risks. The third party insurer has transferred 100% of the RMP liabilities to the reinsurer NN Re (Netherlands) N.V. In 2011, the RMP was split into the RMP Insurance (including the former subsidiaries Voya Financial, Inc. and the LatAm subsidiaries) and the RMP Bank. As of the initial public offering of NN Group N.V. has been responsible for administering the RMP Insurance, excluding Voya Financial, Inc. and the LatAm subsidiaries, for NN Group N.V. pursuant to the Relationship Agreement. The exposures with respect to and arising from the RMP Insurance, excluding Voya and the LatAm Entities, have stayed within NN Re (Netherlands) N.V. and have not be transferred to or taken over by ING Groep N.V.. As ING Groep N.V. has exposure, arising under the Indemnity Agreement agreed upon with the third party insurer, to certain claims under the RMP relating to NN Group Entities, ING Groep N.V. and NN Group N.V. have agreed to enter into this RMP Indemnity Agreement in respect of those claims.

Risk Management Programme (RMP) Settlement Agreement and Outsourcing Agreement

ING Groep N.V. and ING Bank N.V. and NN Re (Netherlands) N.V. have entered into an RMP Settlement Agreement which has a purpose to remove from the reinsurer its economic exposure to losses resulting from the RMP claims of the RMP Bank, Voya Financial, Inc. and the LatAm subsidiaries. The Reinsurer and ING Groep N.V. agreed on the Outsourcing Agreement to provide claims handling services in connection with the claims relating to the Voya Entities, the LatAm Entities and RMP Bank. The reinsurer and ING Groep N.V. have agreed that ING Bank N.V. handles the relevant claims on the terms set out in this RMP Settlement Agreement. The terms and conditions for this claims handling have been included in the Outsourcing Agreement.

50 The European Commission Restructuring Plan

ING’s Restructuring, which began in 2009, has come to an end with the sale of the company’s remaining stake in NN Group on 14 April 2016. Due to the restructuring ING’s has transformed from a diversified financial services company into a standalone, leading European bank.

ING’s Restructuring

2008 – 2016

In 2008 and 2009, as a consequence of the financial crisis, ING Group, like other major financial institutions in Europe, received state aid from the Dutch State. In order to receive approval from the European Commission (EC) for the Dutch State aid, ING Group together with the Dutch State were required in 2009 to develop and submit a restructuring plan to the EC that included the divestment of ING Group’s insurance and investment management businesses across the world. The sale of ING Direct USA was also included in the package of restructuring measures. This Restructuring Plan was initially approved by the EC in November 2009. Subsequently, the insurance and investment management businesses of ING Group were operationally separated from ING as of 31 December 2010 for the purpose of divesting it. The Restructuring Plan was amended and re-approved by the EC in 2012 and 2013.

In line with the Restructuring Plan, ING Group divested a number of businesses around the world from 2011 to 2013, including divestments of insurance and investment management businesses in the United States, Latin America and Asia/Pacific (other than Japan). ING Group had indicated in 2012 that the intended base case for divestment of its European insurance and investment management businesses was through an Initial Public Offering (IPO), while keeping all other options open. In November 2013, ING Group expanded the scope of this intended base case IPO with the inclusion of the Japan Life and Japan Closed Block VA businesses.

On the banking front, ING Direct USA was sold in 2012, meeting a key requirement of the EC Restructuring Plan.

In the course of the continued streamlining of the company’s business portfolio, ING also made other major divestments including ING Direct Canada (2012), ING Direct UK (2012) and ING Car Lease (2011).

In May 2013, ING listed its US insurance and investment management business, Voya Financial, on the New York Stock Exchange and divested 25% of its stake. Following a number of follow-on transactions, the remaining stake was sold by March 2015. Following this transaction, ING Group had effectively eliminated its core debt (group leverage), meeting one of our key commitments in the EC Restructuring Plan.

F-135	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

In July 2014, NN Group, ING’s former European/Japanese insurance and investment management business, was listed on the Euronext Amsterdam stock exchange. Through the listing, ING’s stake in NN Group was reduced to 68.1%. Through a series of follow-on transactions, ING reduced its shareholding to 25.8% by 30 June 2015. ING’s minority stake was deconsolidated in line with IFRS accounting rules. With the divestment of more than 50% of its stake in NN Group and its deconsolidation, ING achieved compliance with the EC divestment conditions before the committed deadline of year-end 2015. In addition, after the deconsolidation of NN Group, the restrictions on acquisitions and on price leadership from the original 2009 Restructuring Plan, and amended in a restructuring agreement with the EC in 2012, no longer applied.

ING announced the sale of its remaining 14.1% stake in NN Group on 14 April 2016, fulfilling the terms of the revised restructuring agreement with the EC as amended in 2012, whereby ING was required to fully divest its shareholding in NN Group before the end of 2016. In the course of 2016, the European Commission confirmed that ING’s Restructuring was completed.

State Aid

ING’s total State aid was repaid in a number of tranches between 2009 and 2014.

On 7 November 2014, ING made the final repayment. This was achieved six months ahead of the repayment schedule agreed with the European Commission in 2012. Total repayments on the aid amounted to EUR 13.5 billion, resulting in an annualised return of 12.7% for the Dutch State.

In 2009, ING agreed to transfer/sell a portfolio of US mortgage securities to the Dutch State. The unwinding of this facility, also known as the Illiquid Assets Back-up Facility (IABF), was completed in early 2014, when the Dutch State sold the remaining securities in the market. This generated a EUR 1.4 billion cash profit for the Dutch State.

Also, in 2009 ING issued Government Guaranteed Notes, which all have been redeemed in full and for which ING paid a total of EUR 0.4 billion in fees to the Dutch State.

The total gross financial benefit to the Dutch State for ING’s support was approximately EUR 5.3 billion.

ING Group Annual Report on Form 20-F 2016	F-136

Notes to the Consolidated financial statements - continued

51 Other events

NN Group

Summary of NN Group divestment transactions
Date	Interest % held before transaction	Portion of interest (change)	Interest % held after transaction	Price per share in EUR	Gross transaction value EUR millions	Impact on Shareholders’ equity	Impact on Non-controlling interest	Impact on Total equity	Impact on profit (+) or loss (-)
July 2014 [1]	100.00%	–31.86%	68.14%	20.00	2,197	–3,251	5,397	2,146	–
February 2015 [2]	68.14%	–13.56%	54.58%	24.00	1,240	–1,757	3,030	1,273	–
May 2015 [3]	54.58%	0.19%	54.77%	26.16	–57	–	–	–	–
May 2015 [4]	54.77%	–12.34%	42.43%	25.46	1,148	–5,345	–10,768	–16,113	–1,185
June 2015 [5]	42.43%	–4.20%	38.23%	24.78	352	–	–	–	1
June 2015 [6]	38.23%	–0.62%	37.61%	24.95	53	–	–	–	–
September 2015 [6]	37.61%	–0.49%	37.12%	26.78	45	–	–	–	2
September 2015 [7]	37.12%	–11.36%	25.76%	25.00	1,000	–	–	–	–17
January 2016 [8,9]	25.75%	–9.53%	16.22%	31.00	1,030	–	–	–	522
February 2016 [10]	16.22%	–2.13%	14.09%	30.34	210	–	–	–	–8
April 2016 [11,9]	14.08%	–14.08%	0%	30.15	1,406	–	–	–	–66

[1]	Initial public offering (IPO).
[2]	Further divestment of NN Group.
[3]	Capital injection into NN Group.
[4]	Deconsolidation of NN Group; remaining investment in NN Group accounted for as an Investment in associate held for sale.
[5]	Second tranche exchange of subordinated notes: Anchor investors.
[6]	NN Group share repurchase.
[7]	Further divestment of NN Group in September 2015.
[8]	Loss of significant influence over NN Group.
[9]	The dilution of ING Group’s ownership in NN Group, to 25.75% and 14.08% respectively, was as a result of shares issued by NN Group as part of its internal stock options and share plans.
[10]	Final tranche exchange of subordinated notes: Anchor investors.
[11]	Divestment of remaining shareholding in NN Group.

July 2014 – Initial public offering (IPO)

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

As a result of the above, ING’s ownership in NN Group declined from 100% to 68.14% in 2014. This transaction did not impact the statement of profit or loss of ING Group, as NN Group continued to be fully consolidated by ING Group. In 2014, the transactions had a negative impact on shareholders’ equity of ING Group of EUR 3,251 million. This amount included:

•	EUR 2,590 million, being the difference between the net proceeds of the IPO to ING and the IFRS carrying value of the stake in NN Group divested in the IPO (including the exercise of the over-allotment option) and

•	EUR 661 million, being the difference between the market value of the NN Group shares exchanged for the first tranche of the mandatorily exchangeable subordinated notes and the related IFRS carrying value.

F-137	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

In September 2014, NN Group was classified as held for sale and discontinued operations. Upon classification, the carrying amount of the disposal group (or group of assets) was compared to NN Group’s fair value less cost to sell. The fair value less cost to sell was lower than the carrying value of the disposal group and as a result goodwill and certain other non-current non-financial assets totalling EUR 470 million were written-off in 2014 and recognised in the statement of profit or loss in the line Net result from classification as discontinued operations. As at 31 December 2014, the subsidiary NN Group was presented as Assets and liabilities held for sale and discontinued operations.

February 2015 – Further divestment of NN Group

In February 2015, ING Group sold 52 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8.3 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.2 billion. The transaction reduced the ownership of ING in NN Group from 68.14% (at 31 December 2014) to 54.58%. The transaction did not impact the statement of profit or loss of ING Group as NN Group continued to be fully consolidated. The transaction had a negative impact of EUR 1,757 million on the shareholder’s equity of ING Group, being the difference between the net proceeds of the transaction and the IFRS carrying value per the transaction date of the equity stake sold.

May 2015 – Capital injection into NN Group

In May 2015, in order to fulfil its commitment to the European Commission (‘EC’), ING Group made a capital injection into NN Group by subscribing for newly issued shares for an aggregate amount of EUR 57 million. The transaction increased the ownership of ING in NN Group from 54.58% to 54.77%. As part of this transaction, ING provided a EUR 63 million facility to NN Bank which allows NN Bank an unconditional right to draw down additional Tier 1 capital at prevailing market terms, until 31 December 2018. With this provision of capital, ING Group fulfilled its commitment to the EC pertaining to the capitalisation of NN Bank, per the EC decision of 16 November 2012. These transactions had no material impact on the capital position of ING Group and no impact on the capital position of ING Bank.

May 2015 – Deconsolidation of NN Group

On 26 May 2015, ING Group announced a further sale of 45 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 5.9 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1.1 billion. This transaction reduced the ownership of ING in NN Group to 42.43%, resulting in ING Group losing control over NN Group. The share sale and deconsolidation of NN Group resulted in an after tax loss of EUR 1,185 million in 2015 and was recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’. The transaction had a negative impact of EUR 6,569 million, including the aforementioned loss, on the shareholder’s equity of ING Group. The statement of profit or loss of ING Group included, in the line Net result from discontinued operations, the result of NN Group until deconsolidation at the end of May 2015.

With deconsolidation of NN Group, ING Group fulfilled its commitment to the EC pertaining to the divestment of NN Group, per the EC decision of 16 November 2012. The restrictions from this decision regarding acquisition and price leadership no longer applied to ING Group.

June 2015 – Second tranche exchange of subordinated notes: Anchor investors

On 10 June 2015, ING announced the exchange of the second tranche of EUR 337.5 million mandatorily exchangeable subordinated notes into 13.6 million NN Group ordinary shares. The exchange price was set at a 3% discount to the NN Group closing price on 4 June 2015, resulting in an exchange price of EUR 24.78 per share. Accrued interest on these notes of approximately EUR 14.6 million were settled in an additional 0.6 million NN Group ordinary shares as per the terms of the investment. The transaction was settled on 15 June 2015 and resulted in a further decrease of the ownership of ING in NN Group from 42.43% to 38.23%. The transaction did not have a material impact on the statement of profit or loss of ING Group. Reference is made to Note 18 ‘Subordinated loans’.

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

September 2015 – Further divestment of NN Group

On 30 September 2015, ING Group sold 40 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 6 million ordinary shares. The gross proceeds to ING Group, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced ING’s interest in NN Group to 25.76%. The transaction resulted in a loss of EUR 17 million in 2015 and was recognised in the statement of profit or loss in the line Net result from disposal of discontinued operations. The transaction was settled on 5 October 2015.

ING Group Annual Report on Form 20-F 2016	F-138

Notes to the Consolidated financial statements - continued

As at 31 December 2015, ING Group no longer had nominees in the Supervisory Board of NN Group. As at 31 December 2015, the remaining interest in NN Group of 25.75% was recognised as an Investment in associate held for sale at EUR 2,153 million.

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer had significant influence over NN Group and accounted for its remaining stake in NN Group as an available-for-sale investment. The sale transaction, together with the revaluation of the remaining stake, resulted in a net profit of EUR 522 million and is recognised in the statement of profit or loss in the line Net result from disposal of discontinued operations.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. EUR 210 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three Anchor investors. EUR 128 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the statement of profit or loss of ING Group.

April 2016 – Divestment of remaining shareholding in NN Group

On 14 April 2016, ING Group sold its remaining shares in NN Group. The transaction involved the sale of 45.7 million ordinary shares of NN Group at gross proceeds of EUR 1,406 million and resulted in a net loss of EUR 66 million which is recognised in the statement of profit or loss, in the line Net result from disposal of discontinued operations.

Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’, Note 11 ‘Assets held for sale’, Note 19 ‘Equity’, Note 28 ‘Discontinued operations’ and Note 49 ‘Related parties’.

Reference is made to Note 50 ‘The European Commission Restructuring Plan’ for an overview of ING’s restructuring.

In 2016, the combined profit related to the sale of NN Group shares amounted to EUR 448 million.

VISA

In 2015, VISA announced a definitive agreement for VISA Inc. to acquire VISA Europe. This announcement, together with letters received by ING Bank and its subsidiaries from VISA which detailed ING’s share in the transfer proceeds, provided the basis for reassessment of the fair value of shares held by ING Bank and its subsidiaries. The shares are recognised as Investment in available-for-sale equity securities. The fair value of the shares, EUR 154 million as at 31 December 2015, was determined by taking into account the upfront consideration, consisting of cash and preferred shares, the earn-out consideration and any uncertain factors that could affect the upfront and earn-out consideration. The increase in fair value of EUR 154 million was recognised in Equity in 2015. The transaction was subject to regulatory approvals.

Following an amendment to the agreement in April 2016, the transaction closed on 21 June 2016. The available-for-sale equity securities are derecognised from the statement of financial position with a corresponding release of the revaluation reserve recognised in Equity. The transaction resulted in a net profit of EUR 200 million and is recognised in the statement of profit or loss, in the line items Investment income, Share of results of associates and joint ventures and Other income. Reference is made to Note 5 ‘Investments’, Note 7 ‘Share of results of associates and joint ventures’, Note 19 ‘Equity’, Note 23 ‘Investment income’, Note 25 ‘Other income’ and Note 37 ‘Fair value of financial assets and liabilities’.

F-139	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Voya

The table below provides a summary of the various Voya divestment transactions which occurred in 2013, 2014 and 2015:

Summary of Voya divestment transactions
Date	Interest% held before transaction	Portion of interest sold	Interest % held after transaction	Price per share in USD	Gross Sales proceeds EUR millions	Impact on Shareholders’ equity	Impact in Non-controlling interest	Impact on Total equity	Impact on profit (+) or loss (-)
May 2013	100.0%	–28.8%	71.2%	19.50	1,061	–1,894	2,954	1,060	–
October 2013	71.2%	–14.6%	56.5%	29.50	786	–632	1,394	762	–
March 2014[1]	56.5%	–13.3%	43.2%	35.23	950	87	–5,100	–5,013	–2,005
September 2014	43.2%	–10.8%	32.5%	38.85	888	–	–	–	40
November 2014[2]	32.5%	–13.5%	18.9%	39.15	1,068	–	–	–	418
March 2015	18.9%	–18.9%	0%	44.20	1,802	–77	–	–77	323

[1]	Deconsolidation of Voya; remaining investment in Voya accounted for as an Investment in associate held for sale at fair value of EUR 2,914 million.
[2]	Loss of significant influence over Voya; remaining investment accounted for as an available-for-sale equity investment held for sale.

In March 2015, ING Group sold 45.6 million ordinary shares of Voya. ING Group sold 32 million Voya shares in the public offering and in addition to this, ING Group sold 13.6 million shares to Voya. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounted to EUR 1.8 billion (USD 2.0 billion).

The sale of the total 45.6 million shares from the combined transactions reduced ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero. The transactions resulted in a profit of EUR 323 million as was recognised in the statement of profit or loss in the line Net result from disposal of discontinued operations.

Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ and Note 28 ‘Discontinued operations’.

52 Subsequent events

There are no subsequent events to report.

ING Group Annual Report on Form 20-F 2016	F-140

Notes to the Consolidated financial statements - continued

2.2.1 Risk management

amounts in millions of euros, unless stated otherwise

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

Risk management supports the Executive Board in formulating the risk appetite, strategies, policies, limits and provides a review, oversight and support function throughout ING Group on risk-related items. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, credit spread, and foreign exchange risks), funding & liquidity risk and business risk. Furthermore, ING Group is also exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this Risk Management section. The ‘Risk management’ section in the Integrated Annual Report is an integral part of the audited consolidated annual accounts.

In line with the Restructuring Plan agreed with the European Commission after the financial crisis, ING Group divested all its insurance and investment management businesses around the world. On 14 April 2016, ING Group announced the sale of its remaining 14.1% stake in NN Group and therefore fulfilling the terms of the European Commission restructuring agreement, whereby ING Group was required to fully divest its shareholding in NN Group before the end of 2016.

The ING Group Chief Risk Officer (CRO) is also the CRO of ING Bank. Therefore, he is responsible for the day-to-day Risk Management of the Group and the Bank. The remaining risk functions and processes that are specific for the Group function have been delegated to ING Bank.

ING Bank risk management

Introduction

The Risk Management section describes the key risks that arise from ING Bank’s business model. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. This includes front office as ‘first line of defence’, independent risk management as the ‘second line of defence’ and the internal audit function as the ‘third line of defence’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers its own area of expertise. ING Bank’s risk management disclosures provide qualitative and quantitative disclosures about credit, market, liquidity and funding, business and non-financial risks.

The risk management section is in line with the accounting standards relating to the nature and the extent of the risks as required by IFRS7 ‘Financial Instruments: Disclosures’ as adopted by the European Union and covered by an opinion of the External Auditors as part of the notes to the consolidated financial statements.

Navigation map

The index below enables the readers to track the main risk items through the various risk disclosures.

Risk management
	Subjects	Risk Management
These sections show ING’s approach to risk management.	Introduction to risk section	F-141
	Purpose and business model	F-143
	Risk governance	F-143
	Risk management function and risk culture	F-145
	Risk profile	F-147
	Risk appetite framework and stress testing	F-149
	Economic and Regulatory Capital	F-153
	Regulatory environment	F-153
	Top and emerging risks	F-154

F-141	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Credit risk
	Subjects	Risk Management
Credit risk is the risk of potential loss due to default by ING Bank’s debtors (including bond issuers) or trading counterparties.	Governance and credit risk definitions	F-155
	Credit risk appetite and concentration risk framework	F-157
	Environmental and Social Risk Framework	F-159
	RWA comparison	F-160
	Credit risk capital and measurement (SA & AIRB)	F-160
	Credit risk tools	F-165
	Credit risk portfolio	F-166
	Credit risk mitigation	F-170
	Credit quality	F-177
	Securitisations	F-183

Market risk
	Subjects	Risk Management
Market risk is the risk of potential loss due to adverse movements in market variables.	Governance	F-184
	Economic Capital	F-184
	Market risk in banking books	F-185
	Market risk in trading books	F-192

Funding and liquidity risk
	Subjects	Risk Management
Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet the financial liabilities when they come due, at reasonable cost and in a timely manner.	Governance	F-199
	Management	F-200
	Funding and Liquidity profile	F-202
	Regulatory developments	F-203

Non-financial risk
	Subjects	Risk Management

Operational risk is the risk of direct or indirect loss returning from inadequate or failed internal processes, people and systems or from external events.

Compliance risk is the risk of impairment of ING Bank’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss, as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards and the ING Values.

	Governance Framework Operational risk and main developments Compliance risk and main developments Non-financial risk awareness	F-203 F-203 F-205 F-206 F-208

Business risk
	Subjects	Risk Management
Business risk is the exposure to value loss due to fluctuations in volumes, margins and costs, as well as customers’ behaviour risk.	Analysis business risk	F-209
	Governance	F-209

ING Group Annual Report on Form 20-F 2016	F-142

Notes to the Consolidated financial statements - continued

Purpose and business model

The purpose of ING Bank’s risk management function is to support the ambition of ING Bank to be the primary bank for our customers, empowering the business through an integrated, state of the art, enterprise-wide risk management platform. The following principles support this purpose:

•	The risk management function is embedded in all levels of ING Bank’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed properly and compliance with internal and external rules is monitored;

•	Delegated authorities are consistent with the overall Bank strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management.

Risk governance

Effective risk management requires a firm-wide risk governance. ING Bank’s risk and control structure is based on the ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities in such a way that the execution of tasks is separated from the control of the same tasks. At the same time, they have to work closely together to identify, assess and mitigate risks. This governance framework ensures that risk is managed in line with the risk appetite as approved by the Management Board Bank (MBB) and the Supervisory Board (SB), and is cascaded throughout ING Bank.

The head of ING’s line of business and their delegates form the first line of defence and have primary accountability for the performance, operations, compliance and effective control of risks affecting their respective businesses. They originate loans, deposits and other products within applicable frameworks and limits, they know our customers well and are well-positioned to act in both the customers’ and ING’s best interest. The COO is responsible and accountable for proper security and controls on global applications and IT-platforms servicing the Bank.

The second line of defence consists of oversight functions with a major role for the risk management organisation headed by the Chief Risk Officer (CRO), the ultimate responsible officer. Risk Management at corporate level is responsible for (i) the development of overall policies and guidance, (ii) objectively challenge the execution, management and control processes and (iii) coordinate the reporting of risks and controls by the first line of defence. It also has an escalation/veto power in relation to business activities that are judged to present unacceptable risks to ING Bank.

The internal audit function forms the third line of defence. It provides an on-going independent (i.e. outside of the businesses and the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management.

The graph below illustrates the different key senior management level committees in place in the risk governance structure.

F-143	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

2-tier board structure
SB Level
Supervisory Board
Risk Committee
Audit Committee
Executive Level
Management Board Bank
CRO
Bank Finance & Risk Committee
Risk Committees
GCTP
GCC(TA)
ALCO Bank
Non-Financial Risk Committee
Internal Audit
Regional and BU Level
BU Line Management, Regional & Local Managers
Local and Regional Risk Committee
Bank Risk Management Function Regional and BU Risk Managers
1st line of defence
2nd line of defence
3rd line of defence

Board level risk oversight

ING Bank has a two-tier board structure consisting of the Management Board Banking (MBB) and the Supervisory Board (SB); both tiers play an important role in managing and monitoring the risk management framework.

•	The SB is responsible for supervising the policy of the MBB, the general course of affairs of ING Bank and its business (including its financial policies and corporate structure). For risk management purposes the SB is assisted by two sub-committees:

•	The Audit Committee, which assists the SB in monitoring the integrity of the financial statements of ING Bank, in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors; and

•	The Risk Committee, which assists and advises the SB in monitoring the risk profile of the company as well as the structure and operation of the internal risk management and control systems.

•	The MBB is responsible for managing risks associated with all activities of ING Bank. The MBB’s responsibilities include ensuring that internal risk management and control systems are effective and that ING Bank complies with relevant legislation and regulations. On a regular basis, the MBB reports on these issues and discusses the internal risk management and control systems with the SB. On a quarterly basis, the MBB reports on the Bank’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

As a member of the MBB, the CRO ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at head-office and business-unit level, which supports the commercial departments in their decision-making, but at the same time has sufficient countervailing power to keep the risk profile within the risk tolerance. Every quarter, the CRO reports to the board committees on ING Bank’s risk appetite levels and on ING Bank’s risk profile. In addition, the CRO briefs the board committees on developments in internal and external risk related issues and ensures the board committees understand specific risk concepts.

ING Group Annual Report on Form 20-F 2016	F-144

Notes to the Consolidated financial statements - continued

As part of the integration of risk management into the annual strategic planning process, the MBB annually issues a Planning Letter which provides the corporate strategic direction and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Bank’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. As part of the process, strategic limits and risk appetite levels are explicitly discussed. Based on the business plans, the MBB formulates the Strategic Plan which is submitted to the SB for approval.

Executive level

The ING Bank Finance and Risk Committee (BF&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to coordinate issues that relate to both the finance and risk domains. On reporting level, BF&RC has the responsibility to coordinate finance and risk decisions that have an impact on internal and/or external reporting.

The key risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:

•	Global Credit & Trading Policy Committee (GCTP), former Global Credit Committee Policy or GCC (P): Discusses and approves policies, methodologies and procedures related to credit, trading, country and reputation (ESR) risks within ING Bank. The GCTP meets on a monthly basis;

•	Global Credit Committee – Transaction Approval (GCC(TA)): Discusses and approves transactions which entail taking credit risk (including investment risk), country, legal and ESR risk. The GCC(TA) meets twice a week;

•	Asset and Liability Committee Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank; and

•	Non-Financial Risk Committee Bank (NFRC Bank): Accountable for the design and maintenance of the Non-Financial Risk Management Framework including Operational Risk Management, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/ reporting. The minimum frequency of the NFRC Bank is at least quarterly.

Regional and business unit level

The CRO is supported by regional and/or business unit CROs focussing on specific risks in the geographical and/or business areas of their responsibilities. ING Bank’s regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, legal and compliance risks) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses to ensure compliance with procedures and processes at Corporate level. The implementation is adapted if necessary to local requirements.

The local (regional and BU) CRO is responsible for the analysis, control and management of risks across the whole value chain (from front to back office), based on which a robust control structure is maintained. The regional and business unit CROs report both to the ING Bank’s CRO and to the head of their regional area and business unit. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the corporate risk policies and goals.

Risk management function

Organisational structure

Based on the three lines of defence, an independent risk management function has oversight in all levels of ING Bank’s organisation. The CRO, a MBB member, bears primary overall responsibility for the risk management function and reports directly to the Chief Executive Officer. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING Bank’s risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organisational basis for the management of risk throughout the organisation.

The Global Risk Management function consists further of corporate risk departments headed by General Managers directly reporting to the CRO. The corporate risk departments support the CRO to set the Bank’s risk appetite, develop the corporate policies, rules and global procedures and infrastructures. The General Managers bear direct responsibility for risk (mitigating) decisions at Bank level. The General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices.

Over the past years, banks have been faced with regulatory and public pressure with regard to their risk management policies, processes and systems. New requirements and regulations have been introduced and implemented. To be able to effectively address these internal and external (market and regulatory) developments and challenges, ING Bank started to redesign the set-up of its risk-management organisation in 2015. This in order to better support the Bank’s Think Forward strategy and enhance the interconnection of the business units risk oversight responsibilities on one hand, and the global risk functions on the other hand.

In 2016, the position of Head of NFR cessed to exist resulting in a direct report of the Heads of Corporate Operational Risk Management (CORM) and Bank Compliance Risk Management (BCRM) to the CRO. ING Bank is looking at a new structure for the validation of Risk Models in a broader perspective. Setting up a new Model Risk Management function is of significant strategic importance to the Risk Organisation.

F-145	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The global Risk function is composed of the following departments: Credit & Trading Risk, Balance Sheet Risk, Corporate Operational Risk, Bank Compliance Risk and Risk Services. In addition, there is one staff department in place:

•	Risk & Capital Integration: a staff department that reports functionally to the CRO and is responsible for overarching risk topics as risk appetite, disclosures, recovery and resolution planning and stress testing as well as capital planning. Risk & Capital Integration reports directly to the Head of Capital Management.

The organisation chart below illustrates the current reporting lines within ING Bank global risk organisation:

As announced in October 2016, ING is accelerating its Think Forward strategy. Therefore, ING has introduced a number of initiatives to further improve the customer experience, further grow primary customers and lending, and increase efficiency. For Risk, it has initiated a Target Operating Model (TOM) programme to enable further convergence of our operations, which resulted in a new risk organisation to start on 1 March 2017.

Risk policies, procedures and standards

ING Bank has a framework of risk management policies, procedures and minimum standards in place to create consistency throughout the organisation, and to define requirements that are binding to all business units. The governance framework of the local business units aligns with ING Bank’s framework and meets local (regulatory) requirements. Senior management is responsible to ensure policies, procedures and standards are implemented and adhered to. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and practices.

Risk model governance and validation

Risk models are built according to the internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review and documentation of the model by the modelling and Model Validation (MV) departments, specific model risk committees for each risk type approve new models. After approval by the specific risk committee, and where necessary the regulator, a new risk model is implemented and entitled for usage. In addition, MV validates each model on a regular basis. Validation results and its capital impact are reported on a quarterly basis to senior management, the risk committee and to the supervisor.

An independent MV department is one of the cornerstones of ING Bank’s risk model governance. It consists of the process of determining that a model is appropriate for its intended use. It is an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation, and when significant changes to the model are made. The validation process contains a mix of developmental evidence, process verification and outcome analysis.

The MV department backtests all existing risk models. In addition to (i) evaluating the underlying model parameters, (ii) ensuring continued applicability of the models for the relevant portfolios, and (iii) discussing the model performance with front office and risk users of the models, MV also (iv) tests the observed performance of a model (and its components) with the predicted level. A model where the observed results deviate from the predicted results becomes a candidate for either re-calibration or re-development.

Risk culture

The risk management framework based on the three lines of defence governance model is effective when a sound and consistent risk culture is present throughout the whole organisation. The reputation and integrity of ING Bank’s organisation are considered key requirements to operate successfully in the financial world. It promotes awareness of collectively shared values, ideas and goals but also of potential threats and it ensures alignment of individual performance objectives with the short- and long-term strategy. By making ING’s risk responsibilities transparent within the different levels of the organisation and holding every employee accountable for his/her acts, the risk culture and awareness are embedded in the organisation. This leads to effective risk management.

ING Group Annual Report on Form 20-F 2016	F-146

Notes to the Consolidated financial statements - continued

Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation is confronted with and the risks it takes. This is a continuous long-term commitment and journey. In this respect, The Orange Code has been set as a declaration of who we are. It describes what we can expect from each other when we turn up to work each day. A set of standards that we collectively value, strive to live up to, and invite others to measure us by.

The Orange Code is the sum of two parts, the ING Values and ING Behaviours, with integrity being an important principle. The ING Values (being honest, prudent and responsible) are designed to be non-negotiable promises we make to the world, principles we seek to stick to, no matter what. The ING Behaviours (take it on and make it happen, help others to be successful, and be always a step ahead) represent our way to differentiate ourselves. The Orange Code is embedded in commitments we make to each other and the standards by which we will measure each other’s performance.

To support the embedding of risk culture into the business practices, ING Bank has initiated different programmes and issued several guidelines. Risk awareness is to be alert on potential threats that can occur during day-to-day business, which can be specific to the sector, the region or the clients ING Bank is doing business with. Part of the training curriculum to increase risk awareness is the Promoting Integrity Programme (PIP), which is a long-term, global, educational and behavioural change programme supported by the MBB for all ING Bank employees. With the programme, ING Bank gains a sound risk culture and ensures that every employee in every part of the organisation understands how his/her actions and behaviour can help earn and retain customer and stakeholder trust. Recently, additional modules with current topics, were added to the programme, among others on integrity and cybersecurity. To enhance risk awareness, these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create clear and consistent understanding. The endorsement from the executive level and the emphasis in the communication strengthen the culture.

In the Netherlands, employees of all financial institutions – and that includes ING Bank – are required to take the Banker’s Oath. This legal requirement came into force on 1 April 2015 as part of the joint approach from all banks, known as ‘Future-oriented Banking’. With the introduction of a social regulation, the revision of the Dutch Banking Code and the implementation of a banker’s oath (with the associated rules of conduct and disciplinary law), the banks want to show the society what they stand for and what they can be held accountable for, both as individual banks and the banking sector as a whole.

Lastly, ING Bank makes sure that the remuneration policy is properly aligned with its risk profile and the interests of all stakeholders. For more information on ING’s compensation and benefits policies and its relation to the risk taken, please refer to the “Capital Requirements Regulation (CRR) Remuneration disclosure” published on the corporate website ing.com. https://www.ing.com/About-us/Annual-reporting-suite.htm

Risk profile

As a global financial institution with a strong European base offering banking services, ING Bank is exposed, to varying degrees of a variety of risks. The main financial risks ING Bank is exposed to can be divided into credit risk (including transfer risk), market risk (including interest rate, equity, real estate, credit spread, and foreign exchange risks), funding & liquidity risk and business risk. Furthermore, ING Bank is exposed to non-financial risks, e.g. operational and compliance risks.

Key risk categories

The table below presents the key risk categories (financial as well as non-financial risks) that are associated with ING Bank’s business activities.

F-147	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial risks:

•	Credit risk: the risk of potential loss due to default and/or credit rating deterioration by ING Bank’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, credit spread, equity, real estate and foreign exchange risks;

•	Funding and liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions;

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and expenses, as well as customer behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

Non-financial risks:

•	Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk;

•	Compliance risk: the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with applicable laws, regulations, ING Bank policies and minimum standards and the ING Values as part of the Orange Code.

The chart below provides, in EUR billion, high level information on the risks arising from the Bank’s business activities. The RWAs illustrate the relative size of the risks incurred in respect of each business from a regulatory perspective.

Risk cycle process

ING uses a step-by-step risk management approach to monitor, mitigate and manage its financial and non-financial risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting. In short, this implies: determine what the risks are, assess which of those risks can really do harm, take mitigating measures to control these risks, monitor the development of the risk and if measures taken are effective and report the findings to management at all relevant levels to enable them to take action when needed.

ING Group Annual Report on Form 20-F 2016	F-148

Notes to the Consolidated financial statements - continued

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

Risk Appetite Framework

ING uses an integrated risk management approach for its banking activities. The MBB uses the Risk Appetite Framework (RAF) to set both boundaries for the Medium Term Plan (MTP) budget process and to monitor and manage the actual risk profile in relation to the risk appetite.

F-149	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Process

The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation. The RAF is approved by the SB on an annual basis, or more frequently if necessary based on their quarterly review in the MBB and SB. It is therefore essentially a top-down process, which bases itself on the ambition of the bank in terms of its risk profile and is a function of the capital and liquidity levels and ambitions, the regulatory environment and the economic context. The process is set up according to the following steps:

Step 1. Identify & assess ING’s key risks

Setting the RAF starts with a multi-dimensional step to identify & assess the risks ING is facing when executing its strategy. This step includes the following actions that are performed on an annual basis:

•	detect unidentified risks that are not yet controlled within ING Bank’s risk management function & assess their potential impact;

•	benchmark current risk framework versus regulatory developments;

•	re-assess known risks to confirm risk level or detect potential changes; and

•	reflect on the current set of Risk Appetite Statements.

This annual Risk Assessment serves as input when defining the global risk appetite which - in line with its business model and risk ambition - is currently formulated as follows: ING Bank has the ambition to be and remain a strong bank, able to address possible adverse events on its own strengths and resources.

In order to achieve this risk ambition, ING has the following targets:

•	Have a rating ambition which is in line with the strongest among its peer group;

•	Be able to restore the capital and liquidity position following a stress situation on its own strength;

•	Be in a position to meet current and forthcoming regulatory requirements and targets; and

•	Have a risk profile that compares favourably to its main banking peers.

Step 2. Set Risk Appetite Framework

Based on ING’s risk assessment and risk ambition, specific targets are set for both financial and non-financial risks:

Financial risk

For financial risks, ING expresses its risk appetite as a tolerance allowed to key ratios deviating from their target levels. Therefore, the high level risk ambition is translated into quantitative targets for solvency risk, funding & liquidity risk and for concentration risk.

The solvency risk appetite is closely aligned with capital management activities and policies. ING has determined tolerances for its risk-weighted solvency position (CET1 ratio), for non-risk-weighted solvency (leverage ratio) and for a more economic value based solvency (economic capital utilisation expressed via the Overall Supervisory Review and Evaluation Process (SREP) Capital Requirement). These statements are complemented with a specific statement regarding profitability. The CET1 ratio and leverage solvency risk appetite statements as well as profitability statement are not only compared to the actual reported level, but also include the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon). Based on this mild stress scenario, the impact on ING Bank’s earnings, revaluation reserve and risk-weighted assets (RWA) is calculated (these are labelled earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). These stressed figures are used as input for a two-year simulation which depicts the developments of ING’s solvency level versus its risk appetite.

ING Group Annual Report on Form 20-F 2016	F-150

Notes to the Consolidated financial statements - continued

Funding and liquidity risk management has two dimensions: liquidity risk management focuses on having a sufficient buffer to cope with the short-term situation, funding risk management ensures long-term compliance with both internal and external targets. Managing funding and liquidity risk focuses both on ‘business as usual’ (based on the run-off profile to show the stickiness of deposits combined with the run-off of assets without new production) and on a stressed situation. For liquidity risk, we use the time to survive under specific scenario, while for funding risk we focus on having a stable funding profile.

The concentration risk appetite set at consolidated level are directly translated into corresponding limits in the underlying risk appetite statements for profitability risk, credit risk, market risk and funding & liquidity risk.

Non-financial risk

For non-financial risks, levels are set according to what ING is willing to tolerate in pursuit of the strategic objectives of the bank, to ensure that the organisation’s actual risk exposure is commensurate with its strategic objectives and that exposure moving beyond the tolerance risk levels is timely identified and acted upon.

ING measures and monitors its exposure to non-financial risk on an ongoing basis by assessing risks, analysing scenarios and mitigating actions as a result of audit and risk assessment findings. The aggregation of the assessed risk levels is expressed in an expected loss figure on non-financial risk, which is compared to the tolerance levels as captured in the NFR Risk Appetite Statements (RAS) based on a percentage of the operational income. The overall non-financial risk levels and tolerance breaches are periodically reported through the Non-Financial Risk Dashboard (NFRD). The NFRD consists of comprehensive and integrated NFR information on a quarterly basis. Changes in capital are monitored and reported in the NFRD as well. In case risk events cause ING to move towards or beyond the tolerance level, management is required to undertake action.

In particular to compliance risk: ING must meet its compliance obligations, seek to adhere to the spirit as well as to the letter of applicable laws and regulations, ING policies and minimum standards, the values and behaviours as defined in the Orange Code, and to act upon identified compliance breaches immediately and diligently.

Step 3. Cascade into statements per risk type and business unit

The risk appetite is translated per risk type, which is further cascaded down into the organisation to the lowest level .The risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING Bank’s risks.

For financial risks, a sequence of different risk appetite frameworks is implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of the ING Bank credit portfolio and that of all the underlying portfolios as well. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. The risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at Bank level are translated into the organisation. The funding & liquidity risk appetite statements that are defined on ING Bank level are translated into the organisation, taking the funding & liquidity specific situation of each (solo) unit into account. The risk appetite for non-financial risk is cascaded to the divisions and business units through a set of quantitative and qualitative statements. The risk appetite at ING Bank level is applicable to all divisions and business units. The suite of risk appetite statements serves as input for the Medium Term Planning process as well as for the establishment of key performance indicators and targets for senior management.

Step 4. Monitor and manage underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING reports its risk positions vis-à-vis its limits on a regular basis towards senior management committees. The Risk and Capital Management Report reflecting the exposure of ING against the risk appetite targets is submitted quarterly to the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s capital and liquidity position. Stress test analyses provide insights in the vulnerabilities of certain portfolios, w.r.t. adverse macroeconomic circumstances, stressed financial markets and changes in the (geo)political climate.

F-151	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Types of stress tests

Within ING, different types of stress tests are performed. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for all the relevant macroeconomic and financial market variables in all countries relevant to ING. These assumptions usually follow a qualitative narrative that provides background to the scenario. In addition to firm-wide scenario analyses, ING executes scenario analyses for a specific country or portfolio. Furthermore, sensitivity analyses are performed, which focus on stressing one or more risk drivers; usually without an underlying scenario narrative. The 1-in-10-year stress scenario used in the risk appetite framework is an example of a sensitivity analysis. Finally, ING performs reverse stress tests, which aim to determine scenarios that could lead to a pre-defined severe adverse outcome.

Process

The stress testing process of ING consists of several stages, which are summarised in below diagram.

Step 1. Risk assessment & scenario selection

ING formally determines its main risks on an annual basis through the execution of a so called risk assessment. Senior management, business representatives and risk specialists are involved in this process which covers risks in the macroeconomic circumstances, political and regulatory developments as well as portfolio specific risks. Based on the risk assessment, scenarios are selected to be evaluated in the remainder of the year The results of the risk assessment and scenario selection are discussed and endorsed in the Stress Testing Steering Committee (STSC). All stakeholders are represented in the STSC, such as representatives of the different Corporate Risk departments, Capital Management, Finance and the Global Research organisation. The STSC submits the results of the risk assessment and scenario selection to the BF&RC for endorsement.

Step 2. Scenario parameter setting

After determination of the high level scenarios, further elaboration of them is necessary. Scope, assumptions and input parameters such as GDP growth, unemployment rates, interest rates and real estate price changes are defined for the countries involved in the exercise. The parameters are discussed and endorsed in the STSC and subsequently in the BF&RC.

Step 3. Data processing & proposal mitigating actions

When the scenario parameters have been finalised, the impact of the scenario on the solvency and liquidity position is determined. Based on the scenario values for the relevant macro-economic and financial market variables, the impact on amongst others P&L, revaluation reserves, RWA and liquidity buffers are calculated. These outcomes are subsequently used to calculate the evolution of relevant solvency and liquidity ratios, such as the common equity Tier-1 (CET1) capital ratio, the leverage ratio and the net liquidity position.

ING Group Annual Report on Form 20-F 2016	F-152

Notes to the Consolidated financial statements - continued

As for the previous steps, the calculated impacts of the scenario are first discussed and endorsed in the STSC followed by the BF&RC. Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Approval of these mitigating actions takes place in the MBB.

Step 4. Execution of mitigating actions

After the MBB has approved the mitigating actions, they need to be executed. Mitigating actions may include, but are not limited to, sales or transfers of assets, reductions of risk limits, intensification of our contacts with regulators or other authorities.

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

Economic and Regulatory Capital

Economic Capital (EC) and Regulatory Capital (RC) are the main sources of capital allocation within ING Bank. Both of these capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic and regulatory-based risks it faces. The concept of EC differs from RC in the sense that RC is the mandatory amount of capital that is defined under Pillar I while EC is the best estimate of Pillar II capital that ING Bank uses internally to manage its own risk. EC is a non-accounting measure that is inherently subject to dynamic changes and updated as a result of ING Bank’s portfolio mix and general market developments. ING Bank continuously recalibrates the underlying assumptions behind its economic capital model which may have an impact on the values of EC going forward.

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

The following fundamental principles and definitions have been established for the model:

•	ING Bank uses a one-sided confidence level of 99.95% and a one-year time horizon to calculate EC;

•	It is assumed that all currently known measurable sources of risk are included;

•	The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data.;

•	The EC calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;

•	The EC calculations reflect known embedded options and the influence of customer behaviour in banking products;

•	The EC calculations are on a before tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels; and

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.

Regulatory environment

After the turmoil in the financial markets and the subsequent need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. This has resulted in more stringent regulations intended to avoid future crises in the financial system and taxpayers’ aid in the future.

F-153	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Basel III revisions, CRR/CRD IV and upcoming regulations

On 23 November 2016, the European Commission published legislative proposals to amend and supplement certain provisions of the Capital Requirements Directive (CRD), the Capital Requirements Regulation (CRR), the Bank Recovery and Resolution Directive (BRRD) and the Single Resolution Mechanism Regulation (the SRM Regulation). The proposals are wide-ranging and may have significant effects on ING, including with regard to the total loss absorbing capacity (TLAC) or the minimum requirement own funds and eligible liabilities (MREL) it must maintain. It is uncertain when the proposals will come into effect, and if so, whether that will be in their current form.

On Basel III revisions (Basel 3.5), several changes to the regulatory framework are being considered by regulators. These may have an impact on the strategy of ING, especially as they often amplify each other. The proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. In January 2017, the BCBS announced that it expected to complete finalisation of all revisions to the Basel III framework, including the calibration of an aggregate capital floors framework and a leverage ratio minimum requirement.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the Basel Committee published Principles for Effective Risk Data Aggregation and Risk Reporting (also known as BCBS239). BCBS239 consists of fourteen principles to strengthen a bank’s risk data aggregation and risk reporting practices. Collectively implementing these principles will enhance risk management and decision-making processes at banks. Banks indicated as G-SIBs – including ING Bank – were required to implement the principles by 2016.

The past years a dedicated team within the risk and finance functions, supported by the CFO and COO domain, has implemented BCBS239 across the key risk types. The implementation has covered all key BCBS239 principles, resulting in improvements across the data management and reporting chain. By incorporating the BCBS239 principles in ING’s internal control Framework, the principles have become a key driver of ING’s data aggregation and risk reporting practices. Also in today’s continuously changing environment, ING will ensure that key risk data aggregation and reporting practices remain aligned with the BCBS239 principles.

Top and emerging risks

The risks listed below are defined as material existing and emerging risks that may have a potentially significant impact on our financial position or our business model. They may have a material impact on the reputation of the company, introduce volatility in future results of operations or impact ING’s middle and long-term strategy including the ability to pay dividends, maintain appropriate levels of capital or meet capital and leverage ratio targets. An emerging risk is defined as a risk that has the potential to have a significant negative effect on our performance, but currently difficult to quantify the impact on the organisation than for other risk factors that are not identified as emerging risks.

The topics have emerged either as part of the annual Risk Assessment that is performed as part of the Stress Testing Framework or from the Risk Appetite Framework. The sequence in which the risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

During 2016, two changes to our top and emerging risks were made. ‘Climate change risk’ was added as a new emerging risk, reflecting the impact a deterioration of the climate may have for the reputation of ING. ‘Business lending Benelux’ was removed as the credit quality improved and the risk costs reduced following the gradual improvement of the economy. Further, ‘Impact of low interest rate environment’ moved into ‘Macroeconomic developments’.

Macroeconomic developments

In 2016, ING Bank’s operating environment was characterized by continuously challenging market conditions with amongst others the persistent low interest rates and geopolitical risks.

The sustained low interest rate environment in Europe, where central banks held their rates at very low and even negative levels in some countries, negatively impacted short-term as well as long-term market rates. The typical interest rate position at ING Bank is that the duration of the assets is slightly higher than the duration of the liabilities. Given this mismatch, decreasing interest rates are under normal circumstances favourable for the interest income of ING Bank: liabilities reprice more quickly than assets, and therefore the average interest rates paid on liabilities should adapt more quickly to lower market interest rates.

However, given the current unusual situation with persistent low interest rates, ING Bank actively manages its interest-rate risk exposure and successfully maintained the Net Interest Margin (NIM) on its core lending in 2016. On mortgages, ING is confronted with higher than expected prepayment rates because of the difference between the rates of the existing mortgage portfolio and the prevailing market rates. On savings, NII and NIM are decreasing due to a further decline in yields on assets, while room for further reduction of client rates on savings deposits has diminished.

ING Group Annual Report on Form 20-F 2016	F-154

Notes to the Consolidated financial statements - continued

In June 2016, the United Kingdom’s intention to leave the European Union (‘Brexit’) was a major political and economic event that impacted sentiment. After the announcement, sovereign bond yields dropped as investors fled to safe haven assets due to increased uncertainty and the potential economic fall-out from Brexit. Therefore, the impact was primarily noticeable via a strong increase in volatility in a variety of asset classes, including currencies, equities and bonds. Although ING has activities in the UK through the Wholesale banking business line, no material asset quality deterioration following the Brexit referendum has appeared. But, as the terms of the exit are yet to be negotiated, ING will continuously monitor the developments.

Another element which can affect the real economy and gives rise to geopolitical risk is the instability in international relationships. In this perspective, ING Bank continued to carefully monitor the international developments.

Cybercrime

Cybercrime is a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. Threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and Ransomware intensify worldwide. ING Bank builds on its cybercrime resilience, further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats. During 2016 ING did not experience any cyber incident that can be classified as material. ING provides continuous reporting on cyber incidents to the ECB.

ING Bank also works on strengthening its global cybercrime resilience including strong collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Climate change risk

The climate is changing and that is an unparalleled challenge for our world. The causes and the solutions to these challenges are complex, but we realise that it is attributed directly or indirectly to human activity that alters the composition of the global atmosphere, in addition to natural climate variability. As a financial institution, we too have a responsibility and it may ultimately affect our results if our customers are affected.

In general, ING has an impact on the environment and society directly through the consumption of natural resources and its relationship with stakeholders, and indirectly through our financing. Therefore, climate change as a risk continues to intensify, looking at the public, regulatory and political concerns around its integration into the financial sector’s operations and strategy.

We can play a role in trying to find solutions. We have been climate neutral since 2007, adapting the organisation to the new world and taking effective measures to mitigate our impacts. We are aware that our greatest impact however, is through our financing portfolio. ING’s decision to end financing new coal fired power plants and coal mines, and continued reduction of our coal portfolio, demonstrates climate change risk is part of our ESR framework and applies to all financial products and services offered by ING.

Finally, we also participate in a number of climate change initiatives. For instance, we currently participate within the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (TCFD), which is developing voluntary, consistent climate-related financial risk disclosures for use by companies in providing information to stakeholders.

Credit risk

Introduction

Credit risk is the risk of loss from the default and/or credit rating deterioration of counterparties. Credit risks arise in ING Bank’s lending, financial market and investment activities. The credit risk section provides information on how ING Bank manages, measures and monitors credit risk and gives an insight into the ING Bank portfolio from a credit risk perspective.

Governance

Credit risk within ING Bank is part of the second line of defence (the front office being the first, internal audit the third) and is managed within the Credit & Trading Risk (C&TR) function. C&TR is responsible for reviewing and managing credit risk including environmental and social risk (ESR) for all types of counterparties. It consists of credit risk managers who are responsible for credit approvals and managing the specific credit risks in their portfolios and credit risk experts who provide support by means of credit risk systems, policies, models and reporting. To ensure the independence of the risk function, the C&TR general manager is functionally responsible for the global network of credit risk staff.

ING Bank’s credit risk strategy is to maintain an internationally diversified loan and bond portfolio, avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of a top-down risk appetite framework, which sets concentration limits for countries, individual counterparties, counterparty groups and investment activities. The aim is to support relationship-banking activities, while maintaining internal risk/reward guidelines and controls.

F-155	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Credit analysis at portfolio level is monitored using metrics such as economic capital, regulatory capital, exposure at default (EAD), probability of default (PD) and loss given default (LGD). To ensure efficient use of ING Bank’s capital, the risk appetite is monitored and managed at portfolio level by risk and finance together. Credit analysis at transactional level focuses on the risk amount, tenor, structure of the facility and profile of the borrower. ING Bank’s credit risk managers make use of publicly available information, information provided by the counterparty, peer group comparisons, industry comparisons and quantitative techniques.

Within ING Bank, the ultimate approval authority for credit proposals resides with the MBB. The MBB has delegated authorities based on amounts, tenors and risk ratings to lower levels in the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign-off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with support of the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by credit risk. Any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

The credit risk role encompasses the following activities:

•	Measuring, monitoring and managing credit risks in the Bank’s portfolio;

•	Challenging and approving new and modified transactions and borrower reviews;

•	Managing the levels of provisioning and risk costs, and advising on impairments; and

•	Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities.

The following committees are in place to review and approve transactions and policies from a credit risk point of view:

•	The Global Credit Committee for Transaction Approval (GCC(TA)) is mandated to approve transactions with credit risks.

•	The Global Credit & Trading Committee Policy (GCTP) which is authorised to approve policies, methodologies and procedures related to credit, trading, country and reputation risks on a high level for ING Bank. GTCP consists of MBB members.

•	The Credit & Trading Risk Committee (CTRC) is authorised to approve policies, methodologies and procedures related to credit & trading risk on more detailed and operational level (with the exception of issues which are mandated to GCTP) within ING Bank. CTRC consists of MT members of C&TR, Risk Services and Wholesale Banking Lending Services.

•	The Models Development Committee (MDC) serves as a technical advisor to CTRC and is a planning body for future model development. The MDC has a delegated mandate to approve credit risk models which cover smaller portfolios.

•	The ING Bank Provisioning Committee (IPC) is the approval authority for loan loss provisions (LLP) for all ING Bank entities.

Credit risk categories

Credit risk uses risk categories to differentiate between the different types of credit risk. All products within ING Bank are aggregated to one of the following risk categories:

•	Pre-settlement (PS) risk: arises when a counterparty defaults on a transaction before settlement and ING Bank has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk is the (potential or expected risk) cost of ING Bank replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market) plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% confidence level.

•	Money market (MM) risk: arises when ING Bank places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING Bank may lose the deposit placed. Money market risk is measured as the accounting value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

•	Lending risk: arises when ING Bank grants a loan to a counterparty, or issues guarantees on behalf of a counterparty. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the accounting value of the financial obligation that the counterparty has to repay to ING Bank, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

•	Investment risk: is the credit default and risk rating migration risk that is associated with ING Bank’s investments in bonds, commercial paper, securitisations, and other similar publicly traded securities. This can be viewed as the worst-case loss that ING Bank may incur as a result of holding a position in underlying securities whose Issuer’s credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING Bank’s investments in the banking books is for liquidity management.

•	Settlement risk: is the risk that arises when there is an exchange of value (funds or instruments) for the same value date or different value dates and receipt is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING Bank delivers but does not receive delivery from its counterparty. ING manages settlement risk in the same way as other risks including a risk limit structure per borrower. Due to the short term nature (1 day), ING Bank does not hold provisions or capital for specific settlement risk. Although a relatively low risk, ING increasingly uses DVP (Delivery versus Payment) and FITO (First In Then Out) payment techniques to reduce settlement risk.

For the reconciliation between credit risk outstanding categories and financial assets we refer to the section ’Credit risk management classification’ as included in Note 1 ‘Accounting policies’.

ING Group Annual Report on Form 20-F 2016	F-156

Notes to the Consolidated financial statements - continued

Credit Risk Appetite and Concentration Risk Framework

The credit risk appetite and concentration risk framework enables ING to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. Concentration risk is measured based on the credit risk exposure amount. Credit risk exposure is the total amount of outstanding plus the unused portion of commitments. It can be measured on various levels, such as customer, legal or economic one obligor group, product, portfolio, customer type, industry, and country. Where applicable a level is broken down from the consolidated ING Bank level to a local branch/unit level.

Credit risk appetite statements boundaries and concentration limits are set and reviewed on an annual basis. The bank-wide credit risk boundaries and concentration limits are approved by the Risk Committee of the Supervisory Board and GCTP, respectively.

Credit risk appetite statements

Credit risk appetite is the maximum level of credit risk ING Bank is willing to accept for growth and value creation. This credit risk appetite is linked to the overall Bank-wide risk appetite framework. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk appetite achieves:

•	Clarity about the credit risks that ING Bank is prepared to assume, target setting and prudent risk management;

•	Consistent communication to different stakeholders;

•	Guidelines how to align reporting and monitoring tools with the organisational structure and strategy; and

•	Alignment of business strategies and key performance indicators of business units with ING Bank’s credit risk appetite by means of the MTP.

Credit risk appetite is present across different levels within ING Bank, at portfolio level as well as transaction level. The various credit risk appetite components at portfolio and transaction level together result in the credit risk appetite framework.

Credit risk appetite statements are defined top-down across the credit risk categories (pre-settlement, money market, lending, investment), and connected to ING Bank high-level risk appetite across all risk types (solvency, credit, liquidity and funding, market, and non-financial risk). They consist of a set of high-level credit risk metrics: expected loss, economic capital, risk-weighted assets (RWA) and exposure at default. For each credit risk metric a boundary is set that is cascaded down and monitored on a monthly basis. The adherence to the boundaries and the pro-active approach to manage the portfolio within the risk appetite boundaries are part of the key performance indicators of the business line managers.

Country risk concentration

Country risk is the risk that arises due to events in a specific country (or group of countries). Country risk is the risk of loss for ING Bank associated with lending, pre-settlement, money market and investment transactions as a result of country risk events. A country risk event can be described as economic, financial and political shocks and transfer or exchange restrictions, affecting all counterparties in a specific country. The occurrence of a country risk event may cause all counterparties in a country to be unable to ensure timely payments, despite their willingness to meet their contractual debt obligations. As such, country risk is an additional factor to be taken into account in the credit approval process of individual customers, as the country risk event probability may impact the default probability of individual counterparties.

F-157	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

For every country where ING has exposure, a country limit is set. Country limits are reviewed monthly and updated when needed. The country limit is a function of various factors including ING’s risk appetite for the country, amount of capital consumption, GDP of the country, internal rating, and amount of funds entrusted generated. In case the limit utilisation is above 90%, the respective credit risk manager is expected to take action to bring the utilisation below 90% or to submit to the relevant approval mandate holders a country limit review requesting a higher limit to accommodate the increasing exposure. In case of countries with elevated levels of geo-political or severe economic cycle risk the monitoring is performed on a more frequent basis with strict pipeline and exposure management to protect ING Bank from adverse impacts.

Single name and sector concentration

ING Bank has established a concentration risk framework in order to identify, measure and monitor concentrations at country, portfolio and/or counterparty level. It consists of:

•	Single name concentration: losses due to the unexpected default of a single counterparty. These single name concentrations are capped both at individual single name level and aggregated top-5 single name level. The LGD of a single name concentration is measured against a maximum LGD amount. Large Exposures monitoring and reporting is one of the components of the single name framework.

•	Sector concentration (systemic risk): substantial increase of the ING Bank risk profile (expressed in risk-weighted assets at risk) due to the joint deterioration of a group of correlated counterparty/transactions, sensitive to the same external (macro-economic) factor(s) related to their geographic location and exposure class.

Scenarios and stress tests

Stress testing evaluates ING Bank’s financial stability under severe but plausible stress scenarios and supports in decision-making that assures ING Bank remains a financially-healthy going concern even after a severe event occurs. In addition to the bank-wide stress test framework as described in the Risk Management - Risk profile section, the credit risk department performs stress tests on a monthly basis in order to continually assess the portfolio risks and concentrations. These monthly stress tests are consistent with the stress scenario as established in the ING Bank wide credit risk appetite framework. The monthly stress tests are reviewed in the Risk and Capital Integration team and potential management actions are proposed if necessary.

ING Bank performs periodical stress tests based on a standardised and pre-determined 1-in-10 year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and Economic Capital are recalculated to assess what the combined impact of such a year would be. The additional CRWA that ING should allocate in such an event is named CRWA-at-Risk.

Next to the periodical pre-determined stress test related to CRWA-at-Risk, credit risk performs ad-hoc stress tests based on severe but plausible scenarios. These stress tests can be for internal purposes or at the request of the regulators and are input for future Credit Risk Appetite setting. Stress testing is used as an additional safety net within credit risk. In addition to the Pillar I and Pillar II capital calculations, based on the results of various stress tests, ING Bank ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

Product approvals

Across ING Bank a robust product approval and review process ensures effective management of risks associated with the introduction of new or modified products. It ensures that sound due diligence is performed by relevant stakeholders to ensure that all relevant risks (credit, operational, legal, etc.) are adequately mitigated in the Product Approval and Review Process (PARP).

Risk programs

Within ING Bank, risk programs are detailed analyses of defined products and/or industries that identify the major risk drivers and mitigants, the internal business mandate, and propose the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit - to undertake that business. A risk program is always prepared by the front office responsible for the internal business mandate and requires an approval from an approval authority. Risk programs may carry various names and/or may have geographical and/or business limitations (e.g. local vs global).

Reference benchmarks

A reference benchmark is the maximum appetite for credit risk per legal one obligor group. It is expressed as a (benchmark) exposure at the concentration risk level, which corresponds to a (maximum) internal capital consumption for credit risk. It is used as a reference amount in the credit approval process and can be waived on the basis of proper arguments.

ING Group Annual Report on Form 20-F 2016	F-158

Notes to the Consolidated financial statements - continued

Credit approval process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of counterparty (corporates, banks/financial institutions, structured products clients) there is a dedicated process with credit risk managers specialised along the business lines of ING Bank. The credit approval process is supported by a risk rating system and exposure monitoring system. Ratings are used to indicate a counterparty’s creditworthiness translated into a probability of default and is used as input to determine the maximum risk appetite that ING Bank has for a given type of counterparty (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) is a function of the risk rating of the client and ING’s credit risk exposure on the client.

Given the nature of the retail business, roles and responsibilities of the local credit risk policy are delegated to the local retail credit risk management. However, the global head retail risk needs to be informed on all local retail risk policies so as to monitor that the local policies do not conflict with any C&TR policies. This framework serves to ensure more global alignment while preserving existing empowerment of local units. As such, approval authorities differ depending on the materiality of the deviation between the local policy and the global policy.

Environmental and Social Risk Framework

ING Bank makes a positive contribution to global economic growth and more sustainable development by promoting responsible lending and investment practices. The environmental and social risk (ESR) policy framework incorporates assessment tools that are used in ING’s mainstream processes and systems. It is therefore fully integrated into regular client and transaction reviews.

The ESR policy framework is reviewed every three years on the basis of significant changes identified in the sectors that are more vulnerable to environmental and social risks and impacts. In addition, environmental and social risks for all lending transactions are reviewed on a yearly basis following annual credit reviews. ESR transactions where funds will be used for asset based finance may require enhanced ESR due diligence e.g. application of the Equator Principles. Such enhanced ESR evaluation is also required for any high-risk transaction, such as those that impact indigenous people etc.

The snapshot of ING’s ESR Framework is as follows:

F-159	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The ESR policy framework is fully embedded in ING mainstream approval processes and requires involvement of the following areas globally:

Client Assessment:

•	Customer Domain Units (CDU): verify compliance with the applicable ESR policy. CDUs are responsible to assure that information in the Client ESR Assessment has been duly completed.

Transaction Assessment:

•	Front Office: departments that originate transactions and have direct contact with the client or project sponsors;

•	Risk Management: departments that provide control over front office activities and generally sign off on the environmental and social impacts for ‘Low Risk’ or ‘Medium Risk’ transactions;

•	Environmental and social risk department within risk management fully dedicated to assessing environmental and social impacts associated with ‘High Risk’ transactions. Negative advice from the ESR department can only be waived by ING’s highest credit committee or the Managing Board Banking (MBB). In practice such waivers are very exceptional.

ESR Policy Development and Governance:

•	MBB/Global Credit Committee: Ultimate approval authority for approving new and updated ESR policies.

As the risk assessment processes are decentralized each front-office team must be highly familiar with ING’s environmental and social framework. Hence, ING makes significant investment in internal training programs to help CDUs, front office and risk management staff in assessing the environmental and social risks. In 2016, 545 colleagues have been specifically trained on the ESR policy framework worldwide.

Credit risk capital and measurement

Credit risk capital

Regulatory capital is a law based prudent measure defined by regulators and serves as the minimum amount of common equity Tier-1, additional Tier-1 and Tier-2 capital required to absorb unexpected losses. Regulatory capital is the minimum amount of capital (based on 99.90% confidence level) that ING Bank must hold from a regulatory perspective as a cushion to be able to survive large unexpected losses.

RWA comparison

Comparison of RWA and risk weights across institutions is inherently challenging. Differences in RWA among banks have been classified by the Bank for International Settlements (BIS) in 3 categories:

1.	Risk based drivers that stem from the differences in underlying risk at the exposure/portfolio level and in business models/ strategies including asset class mix;

2.	Practice-based drivers including approaches to risk management and risk measurement; and

3.	Regulatory environment such as supervisory practices, implementing laws and regulations including national discretion and accounting standards.

Risk based drivers

ING Bank’s portfolio is dominated by secured lending especially in the areas of residential mortgages, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA calculation. Another important element of the ING business model is the focus on retail exposures collateralised by residential property. ING’s retail portfolio is mainly comprised of residential mortgages. The regulatory formula for this exposure class tends to result in lower RWA, all other factors being equal.

Practice based drivers

ING Bank has a conservative approach to troubled exposures. Non-performing exposures are recognized early based on unlikely to pay triggers. ING typically classifies default based on a borrower rating and not a facility rating which means that a customer will only have one PD (probability of default) regardless of the type(s) of transactions done with ING Bank. As a consequence, if one facility is in default, usually all facilities of the client are in default. Non-performing clients which were granted forbearance measures need to stay non-performing for a minimum of one year starting from the moment they are classified as forborne. Eligibility for a migration back to performing is possible only after this probation period of one year.

Regulatory environment

ING Bank’s primary supervising entity is the ECB, who is supported by many host supervisors. The ECB supervises adherence to the regulatory rules: the regulatory framework defined in CRR/CRDIV, European Bank Authority (EBA) standards and ECB guidance. The ECB requires all ‘significant changes’ in internal models (PD, LGD and EAD) and policies to be reviewed and approved by the ECB.

Comparing capital levels across banks is a challenging exercise because of different risk profiles, differences in risk based drivers, practice based drivers and regulatory environment (e.g. advanced internal rating based approach or the standardised approach). These factors have a substantial impact on the regulatory capital/RWA of a financial institution. ING Bank continues to work with industry groups and strives to adhere to the latest BCBS and EBA recommendations to improve the transparent reporting of our capital calculations.

ING Group Annual Report on Form 20-F 2016	F-160

Notes to the Consolidated financial statements - continued

Economic capital

Economic capital reflects ING Bank’s own view on credit risk, which allows it to be used in decision making processes at transaction level, counterparty level and (sub) portfolio levels. Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. Economic capital is the minimum amount of capital required to cover unexpected losses within a 99.95% confidence level and a 12 months’ time horizon. It is used throughout ING Bank in the decision making process (mainly wholesale banking), in risk adjusted counterparty and portfolio profitability measurement tools (wholesale and retail banking), in investment and divestment decisions, in the country risk framework and in concentration risk management such as risk appetite statements (RAS), single name concentration and the systemic risk reports (sector concentration report).

An important characteristic of the credit risk infrastructure and framework is that models are built for several purposes, including economic capital, regulatory capital and loan loss provision. These rating models are used throughout the ING Bank organisation which is compliant with the Basel Use Test requirement and ensures active feedback on the risk parameters by business units.

Economic capital is calculated using the economic values of rating models (PD, EAD and LGD). In line with regulatory requirements, so-called ‘significant changes’ to these rating models are communicated to the regulator for approval. Significant changes depend on the impact on credit RWA (Pillar I) or on the significance (size) of the model for the ING Bank portfolio.

Credit risk measurement

There are two ways to measure credit risk within ING Bank’s portfolio, depending on whether the exposure is booked under an ING office which is permitted by the ECB to use the advanced internal rating based (AIRB) approach, or if it falls under the standardised approach (SA).

Standardised approach

The standardised approach applies a fixed risk weight to each asset as dictated by the CRR, and is based on the exposure class to which the exposure is assigned. As such, the Standardised Approach is the least sophisticated of the regulatory capital methodologies and is not as sensitive as the risk-based approach. Where external rating agency ratings are available, they may be used as a substitute to using the fixed risk weightings assigned by the Financial Supervisory Authorities. Because the underlying obligors are relatively small for exposures treated under SA, the underlying obligors tend not to have external ratings.

Advanced internal rating based approach

There are five main elements that drive the determination of risk-weighted assets under the AIRB approach.

•	Probability of Default (PD): The first is the counterparty’s probability of default, which measures a counterparty’s creditworthiness in terms of likelihood to go into default. It attempts to measure the senior, unsecured standalone creditworthiness of an organisation without consideration of structural elements of the underlying transactions, such as collateral, pricing, or maturity. Each borrower has a rating which translates into a specific PD.

•	Exposure at Default (EAD): The second element is the counterparty’s exposure at default. EAD models are intended to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a counterparty will go into default is not known, and the level of outstanding that may occur on that date is also not known, ING Bank uses a combination of statistical and hybrid models to estimate the EAD. With the exception of guarantees and letters of credit, the EAD is always equal to or higher than the associated credit risk outstanding, under the assumption that counterparties tend to absorb liquidity from available credit resources before financial problems become apparent to the counterparty’s creditors. The EAD is largely a function of the type of credit facility (revolving, overdraft, term) offered to the borrower.

•	Loss Given Default (LGD): The third element is the loss given default. LGD models are intended to estimate the amount ING Bank would lose from liquidating collateral pledged in association with a given loan or financial obligation, or alternatively, from liquidating the company as a whole as part of a workout process. LGD models are based on cover types, estimated recovery rates given orderly liquidation, and (in)direct cost of liquidation.

•	Maturity (M): The fourth element is the time to the maturity of the underlying financial obligation. Regulatory requirements (CRR/CRDIV) floor the maturity element at one year and cap it at five years.

•	Exposure Class: The fifth element is the exposure class (a regulatory prescribed grouping of a common obligor type or product type) which is a driver for the correlation factor. To calculate risk-weighted assets the default correlation between a transaction and all other transactions in the portfolio is taken into account. The correlation factor determines which portion of the standalone risk of a transaction is retained when the transaction is included in the portfolio and the portfolio diversification benefits are taken into consideration.

F-161	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The expected loss (EL) provides a measure of the value of the credit losses that ING Bank may reasonably expect to incur on its portfolio. In its basic form, the expected loss can be represented as:

EL = PD * EAD * LGD

Securitisations

ING Bank has implemented the AIRB approach for credit risk. As a consequence, ING Bank uses the rating based approach (RBA) for investments in tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS) which have been rated by external rating agencies. Rating agencies which are used by ING Bank under the RBA include: Standard & Poor’s, Fitch and Moody’s.

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

Credit risk models

Within ING Bank internal Basel compliant models are used to determine the PD, EAD and LGD for regulatory and economic capital. Bank wide, ING Bank has implemented over 80 models, including various sub models that may be applicable for a specific portfolio. There are two main types of modelling which form the foundation of these PD, EAD and LGD models used throughout the Bank:

•	Statistical models are created where a large set of default or detailed loss data is available. They are characterised by a sufficient number of data points that facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available;

•	Hybrid models contain characteristics of statistical models combined with knowledge and experience of experts from both risk management and front office staff and literature from rating agencies, supervisors and academics. These models are especially appropriate for ‘Low Default Portfolios’, where limited historical defaults exist.

Next to the model choice, the definition of default is an important starting point for model building. ING Bank uses a framework that integrates elements of the regulatory definition of ‘Default’ and the loan loss provisioning indicators under IAS 39. The rationale is that several indicators are very close to the indications of an obligor’s ‘unlikeliness to pay’ under European regulation (CRR/CRDIV) and similar regulations. Integration of both frameworks further enhances ING Bank’s compliance with the CRR/CRDIV ‘use test’. Key differences between the parameters used for loan loss provisioning and regulatory capital calculations are that regulatory capital parameters are typically through the cycle while loan loss parameters are more point in time. Additionally, the LGD for regulatory capital calculations is based on a down-turn LGD and a Loss Emergence Period is applied on the 1 year Default Probability to obtain Incurred losses.

Pre-settlement measurement models

For regulatory capital the pre-settlement (PS) exposure is calculated using a marked to market (MtM) plus regulatory-based add-on. Depending on the location and relevant system capabilities, for internal capital purposes ING Bank uses one of the below mentioned methodologies to calculate its PS exposures:

•	MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum of the MtM of the trade and a model-based add-on. The MtM fluctuates through the life of the contract. The model-based add-on is product-specific, and takes into account the remaining time to maturity, profiling per time-buckets etc. Add-ons are updated with a frequency that takes into account major market changes. This methodology is used for pre-deal exposure assessment of all ING Bank financial markets products. Furthermore, it is used for post-deal risk calculations in the case of financial markets portfolios that do not justify the computational efforts and costs associated with implementation of a Scenario Simulation approach; and

•	Scenario Simulation approach (Monte Carlo approach): Scenario Simulation approach is the most complex of the methods for PS risk calculations. This approach takes into account daily market conditions, including correlations between the risk factors and portfolio benefits. This Monte Carlo approach is currently used in ING Bank for the largest volume of derivative products such as FX and interest rate derivatives.

ING recognises that the above approaches are insufficiently accurate for certain trading products such as highly structured or exotic derivative transactions. For the assessment of risk exposures of such complex products a bespoke calculation is made.

ING Group Annual Report on Form 20-F 2016	F-162

Notes to the Consolidated financial statements - continued

The figure below provides a high level summary of the application of model outcomes (PD, EAD and LGD).

Credit risk model governance

All PD, EAD and LGD models are built according to ING Bank’s internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Validation (MV), the Credit & Trading Risk Committee (CTRC) approves the models. For certain local models, the approval authority is delegated by the CTRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CTRC have participation from credit risk officers as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the ECB in a quarterly report. In addition, MV validates each model on an annual basis. During such periodical validation the model performance is analysed via amongst others back-testing and performance assessment. A five-grade colour footprint is assigned to each model during this periodical validation. If a model is considered insufficiently robust or if the back-testing indicates insufficient performance, then the model is re-calibrated or re-developed.

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in the CRDIV, the ECB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments, including countries.

ING Bank’s PD rating models are based on a 1-22 scale (1=highest rating; 22=lowest rating) referred to as the ‘Master scale’, which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING Bank rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING Bank rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

The 22 grades are composed of the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Sub-standard (Risk Rating 18-19); and

•	Non-performing (Risk Rating 20-22).

The three first categories (1-19) are risk ratings for performing loans. They are calculated in ING Bank IT systems with internally developed models based on data either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a clearly defined rating appeal process. Risk ratings for non-performing individually significant loans (20-22) are set by the global or regional restructuring. For securitisation portfolios, the external ratings of the tranche in which ING Bank has invested are leading.

F-163	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Risk ratings assigned to counterparties are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored. Over 95% of ING Bank’s credit risks have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Regulatory compliant ratings exceeds 99% coverage by exposure. Some of these models are global in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance and Leveraged Companies. While other models are more regional or country specific, such as PD models for Small Medium Enterprise (SME) companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

Rating Models for retail counterparties are predominantly statistically driven and automated, such that ratings can be updated on a monthly or bi-monthly basis. Models for SME companies, and larger corporates, institutions and banks are manually updated, and are individually monitored on at least an annual basis.

Exposure classes

The BCBS (Basel Committee) has developed the concept of ‘Exposure Classes’ which has been transposed into CRR/CRDIV. These are essentially groupings of credit risks associated with a common counterparty type, product type and/or cover type. For the AIRB Approach, most of the exposure classes have subcategories. ING Bank has applied the following definitions to determine Exposure Classes:

•	Sovereigns include Sovereign Government entities, Central Banks and recognised Local / Regional Authorities as well as Supranational Organisations;

•	Institutions include Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

•	Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

•	Retail includes the following classes:

•	Retail – Secured by immovable property non-SME (hereafter Residential Mortgages) includes all retail loans which are covered by residential properties

•	Retail – Secured by immovable property SME (included in tables with Other Retail) includes all retail loans which are covered by commercial properties.

•	Other Retail includes all other credit obligations related to Retail SMEs (such as partnerships and one-man businesses) and private individuals (such as consumer loans, car loans and credit cards). Under these exposure class definitions, it is possible for a private individual to be included under both residential mortgages and retail other.

•	Securitisations include securitisation programs for which ING Bank acts as an investor, sponsor or originator.

Models used for exposure classes

ING Bank has developed PD, EAD and LGD models for Wholesale Banking and Retail Banking portfolios. PD, EAD and LGD models are subject to CTRC (or in some delegated cases: MDC) approval and changes which significantly impact the results require approval from the regulator before implementation. By nature, the above described exposure classes have different, specific characteristics. To capture these specific characteristics and to have suitable valuations and analyses in place, credit risk department is continuously updating and developing models within each exposure class. In total, the credit risk department makes use of over 90 different internal models.

ING distinguishes four types of post default scenarios:

•	No Loss – Cure: the borrower pays all overdue amounts (to the extent ING Bank is legally entitled to) and the asset becomes non- defaulted again. ING Bank does not experience any loss in the process. The relationship is not terminated and the borrower returns back to performing;

•	No Loss – Exit without loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure or the borrower fully repays. Thereafter the relationship is terminated. ING Bank does not experience any loss in the process;

•	Loss – Exit with loss: ING Bank (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure. Thereafter the relationship is terminated. ING Bank suffers loss in the process; and

•	Loss – Distressed Restructuring: ING Bank restructures the loan agreement so as to recover the exposure after allowing some discount. The relationship with the borrower continues after the restructuring. ING Bank suffers (some) loss in the process.

Changes in 2016 to credit risk models

Model changes were in 2016 partly driven by regulatory guidance and thereby resulted in a EUR 13 billion increase of RWA. This increase resulted from several changes in different portfolios. An RWA add-on for the SME portfolios in the Netherlands and Belgium was implemented through LGD model updates which increased RWA by EUR 6.1 billion. Further, RWA add-ons were implemented on Belgian mortgages and Small Business Finance (SBF) portfolios through model updates, which increased RWA by EUR 1.9 billion. The RWA impact of all these add-ons were reported as an ONCOA item in 2015. For the Project Finance and ING Direct Spain mortgages LGD models risk-weight multipliers were added, increasing RWA by EUR 4.0 billion and EUR 0.7 billion, respectively. Next to these model updates, the model approach for the Dutch healthcare portfolio changed from AIRB to SA which increased RWA by EUR 1.0 billion.

ING Group Annual Report on Form 20-F 2016	F-164

Notes to the Consolidated financial statements - continued

Credit risk tools

Credit risk policies

ING Bank’s credit risk policies provide for generic rules and roles and responsibilities that always prevail within the organisation. While allowance is given for discretionary variation to comply with local regulations, such variations must always comply with the content of a global ING Bank wide credit risk policy and approved by (local) credit risk. All credit risk policies are created according to the policy development standards and reviewed on a regular basis. Each policy has a credit risk sponsor and is created in close consultation with the various stakeholders within credit risk, front office and where applicable other corporate departments. All policies require approval by the Credit & Trading Risk Committee (CTRC) and where applicable by the Global Credit & Trading Policy Committee (GCTP).

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

Data Governance and Data Quality

ING Bank recognises that information and the underlying data are assets that are key (together with people, processes and IT systems) to become the next generation digital bank. Cooperation and mutual agreement on global data management roles and responsibilities in ING are critical success factors to meet this objective. As such ING Bank has embraced multiple data management and governance initiatives triggered by internal and external stakeholders (e.g. Principles for Effective Risk Data Aggregation and Risk Reporting). In the Credit Risk and Risk Services departments, these principles are embedded into the credit risk data management and enshrined within the Data Governance framework. The framework outlines roles and responsibilities relevant for the credit risk lifecycle and data quality assurance.

Credit risk data lifecycle

The credit risk data governance framework used by ING is based on the credit risk data lifecycle. The governance related to the data delivery and exchange is described in various data agreements between data users and data suppliers.

The scope of credit risk data is the data set determined and assigned for the Bank’s external and internal reporting requirements and credit risk modelling requirements. Principally, data can be categorised into one of the two following types:

•	Atomic data: the lowest level of detail and provides the base data for all data transformations. The guiding principles are that each data element is only input once, and have a clear data owner and ‘home’ system or database which is leading throughout all uses of that data element. From the data ‘home’, the data may then be redistributed to other systems or databases that may require that data in an automated Straight through Processing (STP) method. Depending on the need, the data may be transferred in real time, near real time, daily, weekly or monthly.

•	Derived data: data derived from other data elements (atomic or derived) as a result of data transformations such as credit risk models, calculations and aggregation. Derived data is hosted in the central credit risk system (Vortex).

A key component of the credit risk data is that this data is continuously used throughout all the stages of the credit risk management cycle. By using and re-using data, there is, a continuous incentive for all data providers and users to assure up to standard data quality with regards to data delivery and data usage.

The credit risk data lifecycle describes the interlinked stages of the lifecycle from data definition to data usage as shown in the figure below:

F-165	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

•	Data Definitions: this process step ensures that atomic and derived credit risk data terms have a single definition and definition owner throughout the organization. It also ensures that defined data is fit for the purpose it will be used for.

•	Capture: ensures that atomic data is captured by business units and is available for exchange according to pre-agreed standards and specifications.

•	Exchange: ensures data exchange is executed as agreed between data owner and data user.

•	Processing & Calculation: processes delivered atomic data and uses it to calculate credit risk derived data. The outcome of this stage is used as input for credit risk data aggregation in for example risk reporting.

•	Data Usage: ensures data aggregation and usage fit for multiple purposes for example modelling, regulatory and statutory reporting. Ensures that data usage or distribution is according to agreed purpose and data confidentiality, protection, security and retention rules.

•	Data Quality Assurance: establishes data quality management with the primary focus how credit risk data quality is managed throughout the credit risk data lifecycle. It covers the data quality cycle, data quality criteria and relevant activities through the stages.

The data quality cycle consists of four stages: define, implement, monitor and improve. During the data definitions step, data quality rules are determined. Having set the definitions, local data quality rules are implemented in the source systems, and both successively and simultaneously, data quality rules are implemented in the central credit risk system. The next stage consists of data validations, monitoring and control activities performed early in the data exchange and after data processing and calculations stage. The last stage is the continuous improvement of data quality which can be split into two categories:

•	One off issues and re-occurring issues that are identified, prioritised and subject to solution;

•	The periodical review of the data quality rules and improvements based on lessons learned from solving issues, audits and best practices.

After the last stage, the data quality cycle resumes from the start, ultimately leading to up to standard credit risk data quality.

Credit risk portfolio

ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitised assets such as mortgage backed securities and asset backed securities are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the security‘s issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.

The portfolio breakdown of ING Bank per exposure class and per risk category, based on regulatory Exposure at Default (READ) is shown below. The figures shown in the Credit Risk section are including loans to Group, unless stated otherwise:

Exposure classes ING Bank portfolio per risk category, as % of total regulatory EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2016	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.2%	0.0%	7.9%	0.1%	1.7%	0.2%	0.2%	0.0%	12.0%	0.3%	12.3%
Institutions	3.1%	0.3%	1.8%	0.0%	0.4%	0.0%	4.9%	0.1%	10.2%	0.3%	10.5%
Corporate	32.8%	1.4%	0.4%	0.0%	0.1%	0.0%	1.7%	0.0%	35.0%	1.5%	36.5%
Residential mortgages	33.4%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	33.4%	0.9%	34.3%
Other retail	4.2%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.2%	1.4%	5.6%
Securitisation	0.1%	0.0%	0.6%	0.0%	0.0%	0.0%	0.1%	0.0%	0.8%	0.0%	0.8%

Total (ALL)	75.8%	4.0%	10.8%	0.1%	2.1%	0.2%	6.9%	0.1%	95.6%	4.4%	100.0%

ING Group Annual Report on Form 20-F 2016	F-166

Notes to the Consolidated financial statements - continued

Exposure classes ING Bank portfolio per risk category, as % of total regulatory EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2015	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	3.5%	0.0%	8.3%	0.1%	1.6%	0.2%	0.3%	0.0%	13.7%	0.3%	14.1%
Institutions	4.1%	0.4%	2.2%	0.0%	0.3%	0.0%	5.6%	0.1%	12.3%	0.5%	12.8%
Corporate	29.5%	1.1%	0.2%	0.0%	0.1%	0.0%	1.3%	0.0%	31.1%	1.1%	32.2%
Residential mortgages	33.3%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	33.3%	0.8%	34.1%
Other retail	4.5%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.5%	1.3%	5.8%
Securitisation	0.2%	0.0%	0.8%	0.0%	0.0%	0.0%	0.1%	0.0%	1.0%	0.0%	1.0%

Total (ALL)	75.1%	3.6%	11.5%	0.1%	2.0%	0.3%	7.3%	0.1%	95.9%	4.1%	100.0%

The total ING Bank portfolio size increased by 1.0% to EUR 845 billion in terms of READ, which was driven by volume growth and FX changes. The increase related to FX changes was driven by the appreciation of the US Dollar and Australian Dollar against the Euro, and partly offset by the depreciation of the British Pound and Turkish Lira.

The total size of the residential mortgage portfolio grew which was mainly driven by Germany, Australia, Spain and Belgium, while the residential mortgage portfolio in the Netherlands decreased in size. The decrease was driven by the continued transfer of mortgages from WestlandUtrecht (WU) Bank to NN Bank, the run-off of the WU Bank mortgage book and mortgage prepayments.

A concentration increase in the exposure class corporates was mainly observed in the Wholesale Banking business lines: structured finance, corporate & financial institutions (C&FI) lending, trade finance services and real estate finance. This was driven by the implementation of the EU equivalence rule, which resulted in a shift from exposure class institutions to corporates, and by actual lending growth in these portfolios. The lower concentration in exposure class institutions was also driven by a decrease in covered bond investments and pre-settlement exposures. The EU equivalence rule applies to certain countries outside the EU that have supervisory and regulatory arrangements in place that are at least equivalent to those applied in the EU. Since 2016 the EU equivalence indicator, which determines the exposure class allocation and correlation, is based on the combination of country and customer type, while before it was only based on the country.

The lower concentration in sovereigns was caused by decreased deposits at central banks, nostros at the Japanese Central Bank and government bonds. The investment portfolio decreased in proportion as well as in absolute value and was observed in government bonds, covered bonds and securitisations (RMBS) in Germany, Italy and Spain. Along with fulfilling liquidity requirements the investment portfolio remains a source of supporting assets in Retail Challengers & Growth Markets with exposure primarily to European central governments and central banks. The shrinking securitisations portfolio within ING Bank comprised of Investor and sponsor securitisations.

Risk rating buckets per line of business and credit risk types

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to non-performing loan expressed in S&P, Moody’s and Fitch equivalents.

Risk classes ING Bank portfolio per line of business, as % of total outstandings [1,2]
		Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total ING Bank
Rating class		2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
1	(AAA)	7.1%	9.4%	0.2%	0.1%	7.3%	7.6%	42.7%	40.2%	5.5%	6.5%
2-4	(AA)	11.9%	10.0%	5.7%	5.3%	16.1%	16.9%	0.3%	0.4%	11.0%	10.3%
5-7	(A)	18.9%	22.1%	4.2%	4.4%	15.0%	15.5%	3.9%	11.9%	13.4%	14.8%
8-10	(BBB)	27.0%	25.1%	34.5%	31.0%	32.7%	35.0%	7.5%	6.3%	30.5%	29.3%
11-13	(BB)	26.5%	24.6%	43.2%	46.0%	21.5%	17.5%	42.2%	38.0%	30.3%	29.4%
14-16	(B)	5.5%	5.4%	7.5%	7.7%	5.6%	5.8%	0.0%	0.0%	6.1%	6.1%
17-22	(CCC & NPL)	3.0%	3.4%	4.7%	5.5%	1.8%	1.7%	3.5%	3.2%	3.2%	3.6%

Total		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
[2]	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

The total ING Bank portfolio outstandings amounted to EUR 775 billion at the end of December 2016. The overall ING Bank exposure increase was concentrated in the BBB and BB rating classes. The risk rating distribution across business lines and credit risk types showed various shifts over the year.

F-167	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Decreased central bank deposits and the country rating downgrade of Finland to AA+ were the drivers behind the decreased proportion of AAA-rated assets in Wholesale Banking and increased investment concentration in rating class AA. Additional concentration in the Wholesale Banking AA rating class was driven by increased exposures in US government bonds and positive rating migration of one US financial institution which shifted derivatives exposure from rating class A. Next to this, the concentration in the A rating bucket decreased due to lower lending exposures to the Japanese Central Bank and negative rating migration of one German financial institution to bucket BBB, which mainly impacted Wholesale Banking and Corporate Line.

Concentration in the BBB rating class in Retail Challengers & Growth Markets decreased due to reduced Italian government bond exposures, and the country rating downgrade of Turkey which shifted concentration to rating class BB across all risk categories. The risk profile for residential mortgages in Retail Benelux improved due to enhanced arrears management, stricter screening rules and forbearance clients reaching their 1-year minimum default period in the Netherlands. This led to a decreased concentration in the BB and CCC & NPL rating buckets and increased share for the BBB rated category. Additional decreased concentration in the 17-22 (CCC & NPL) bucket was due to write-offs combined with positive rating migration in the commercial property finance portfolio.

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings [1]
		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
Rating class		2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
1	(AAA)	1.9%	3.0%	28.3%	27.9%	14.5%	13.3%	3.4%	2.4%	5.5%	6.5%
2-4	(AA)	5.2%	4.9%	40.4%	36.6%	50.4%	50.9%	14.8%	11.4%	11.0%	10.3%
5-7	(A)	10.1%	11.1%	16.9%	17.8%	14.0%	5.1%	47.5%	52.7%	13.4%	14.8%
8-10	(BBB)	35.3%	33.1%	6.9%	10.5%	4.2%	24.1%	23.3%	23.8%	30.5%	29.3%
11-13	(BB)	36.0%	35.6%	7.2%	6.8%	15.4%	6.0%	9.1%	7.8%	30.3%	29.4%
14-16	(B)	7.5%	7.8%	0.2%	0.1%	1.5%	0.0%	1.5%	1.1%	6.1%	6.1%
17-22	(CCC & NPL)	4.0%	4.5%	0.1%	0.3%	0.0%	0.6%	0.4%	0.8%	3.2%	3.6%

Total		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

ING Group Annual Report on Form 20-F 2016	F-168

Notes to the Consolidated financial statements - continued

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

Risk concentration: ING Bank portfolio per economic sector, as % of total outstandings [1]
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total ING Bank
Industry	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Private Individuals	0.0%	0.1%	73.4%	74.0%	68.8%	62.9%	0.0%	0.0%	39.5%	39.4%
Commercial Banks	14.8%	14.3%	0.2%	0.3%	6.5%	7.8%	56.4%	54.6%	8.8%	8.8%
Natural Resources	15.0%	13.0%	0.4%	0.4%	0.7%	0.7%	0.0%	0.0%	6.8%	5.7%
Central Governments	9.9%	10.5%	0.9%	1.2%	5.6%	7.1%	36.3%	34.1%	6.5%	7.0%
Real Estate	10.2%	10.0%	4.7%	4.7%	0.9%	0.8%	0.0%	0.0%	6.0%	5.8%
Non-Bank Financial Institutions	10.4%	11.7%	0.9%	0.8%	3.2%	4.3%	7.3%	11.3%	5.7%	6.4%
Transportation & Logistics	8.0%	7.6%	1.1%	1.1%	0.4%	0.4%	0.0%	0.0%	3.9%	3.6%
Lower Public Administration	1.2%	0.9%	2.8%	2.4%	5.6%	7.0%	0.0%	0.0%	2.8%	3.0%
Central Banks	5.1%	8.4%	0.1%	0.1%	1.6%	1.6%	0.0%	0.0%	2.7%	4.0%
Services	3.2%	3.1%	3.6%	3.6%	0.6%	0.7%	0.0%	0.0%	2.6%	2.5%
Food, Beverages & Personal Care	3.7%	3.8%	2.1%	2.1%	1.3%	1.4%	0.0%	0.0%	2.6%	2.6%
General Industries	3.4%	3.3%	1.5%	1.5%	1.5%	1.7%	0.0%	0.0%	2.3%	2.3%
Chemicals, Health & Pharmaceuticals	2.4%	2.0%	2.8%	2.8%	0.7%	0.8%	0.0%	0.0%	2.1%	1.9%
Other	12.7%	11.3%	5.5%	5.0%	2.6%	2.8%	0.0%	0.0%	7.7%	7.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

During 2016, the overall portfolio continued to expand, which caused shifts in the concentration per economic sector. ING Bank’s main concentration in Private Individuals was related to mortgage lending. Underlying, a decline in mortgage exposure in Retail Benelux was offset by growth in Retail Challengers & Growth Markets. The Central Banks concentration decreased mainly due to lower amount of deposits and the Central Governments concentration decreased due to reduced government bond exposures in Wholesale Banking and Retail Challengers & Growth Markets. Concentration in Natural Resources increased due to growth in structured finance exposure, but also due to the appreciation of the US Dollar. The risk concentration of Non-Bank Financial Institutions declined significantly in Wholesale Banking Belgium and Netherlands due to decreased exposures in interest rate derivatives, exchange traded equity products, nostros and covered bonds.

F-169	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Country risk

The concentration increase in the portfolio was mainly observed in Germany, Americas, and Australia. The increase in Americas is explained by the continually positive structured finance business momentum. The portfolio growth was further strengthened by the expanded Australian and German mortgage and structured finance portfolios. The Netherlands showed a significant decrease in the Wholesale Banking portfolio due to lower central bank deposits. The decrease in the Netherlands retail portfolio was driven by the continued transfer of mortgages from WestlandUtrecht (WU) Bank to NN Bank, the run-off of the WU Bank mortgage book and mortgage prepayments.

Country risk exposures: ING Bank portfolio, by geographic area [1]
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total ING Bank
Region	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Netherlands	14.2%	16.5%	65.5%	67.4%	0.5%	0.5%	50.6%	56.5%	25.7%	27.6%
Germany	5.4%	4.9%	0.2%	0.2%	44.4%	43.7%	0.1%	4.4%	13.3%	13.2%
Belgium	6.2%	7.1%	32.1%	30.4%	0.5%	0.6%	0.0%	0.0%	12.0%	12.0%
Rest of Europe ²	40.8%	40.5%	2.0%	1.8%	35.5%	37.6%	0.2%	1.5%	28.2%	28.2%
Americas	19.5%	18.1%	0.1%	0.1%	1.5%	1.5%	0.1%	0.2%	9.5%	8.6%
Asia/Pacific	11.6%	11.2%	0.1%	0.1%	0.1%	0.2%	48.8%	37.1%	6.0%	5.6%
Australia	1.3%	0.9%	0.0%	0.0%	17.5%	15.9%	0.2%	0.3%	4.8%	4.4%
Rest of World	1.0%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.
[2]	The top 5 exposures within Rest of Europe are to United Kingdom (4.1%), France (3.4%), Poland (3.3%), Spain (3.2%) and Italy (2.4%).

Credit risk mitigation

ING Bank’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING Bank. In addition to determining the credit quality and creditworthiness of the customer, ING Bank uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING Bank. The most common terminology used in ING Bank for credit risk protection is ‘cover’. While a cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING Bank’s practice to lend on the basis of the customer’s creditworthiness rather than exclusively relying on the value of the cover. Within ING Bank, there are two distinct forms of covers: assets and third party obligations.

Cover forms

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

Cover valuation methodology

General guidelines for cover valuation are established to ensure consistency of the application within ING Bank. These general guidelines also require that the value of the cover needs to be monitored on a regular basis, in principle at least annually. Covers are revalued accordingly and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

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

Cover values

This section provides insight on the type of covers and to which extent a loan is collateralised. The cover disclosures are presented by risk category: Lending, Investment, Money-Market and Pre-settlement. The cover amounts are presented by the most relevant collateral forms, being mortgages and financial collateral (cash and securities), and the most relevant third party obligation being guarantees. ING Bank obtains covers which are eligible for credit risk mitigation under CRR/CRDIV, as well as those that are not eligible.

ING Group Annual Report on Form 20-F 2016	F-170

Notes to the Consolidated financial statements - continued

The cover values are presented for the total portfolio of ING Bank. Covers of both AIRB and SA portfolios are presented in detail reflecting ING Bank’s complete portfolio. Next to that, detailed information is provided on the cover coverage for the performing and non-performing portfolio. The non-performing loan definition is explained in detail in the section ‘Credit Restructuring’. To increase the understanding of the reader on the nature of the collateralised loans, insight is given in the industry and geography breakdown of ING Bank’s portfolio as well. For comparability reasons with previous tables, outstandings are used to show ING Bank’s portfolio.

Exposures are categorised into different Value to Loan (VTL) buckets that give insight in the level of collateralisation of ING Bank’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are indexed and exclude any cost of liquidation. Covers can either be valid for all limits, sub-limits or a particular outstanding of a borrower, the latter being the most common. For the purpose of aggregation, the coverage of all outstanding is capped at 100%. Over-collateralisation is ignored in this overview. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover, >0% to 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%. As the nature of the Pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown.

The first two tables give an overview of the collateralisation of the total portfolio of ING Bank.

Cover values including guarantees received - Total ING Bank - 2016 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	304,448	486,156	3,494	391	25,846	34,839	5.6%	14.3%	80.1%
Business Lending	310,395	128,578	17,004	89,204	98,559	132,672	33.6%	28.1%	38.3%
Investment and Money Market	110,218	0	0	0	989	0	99.1%	0.3%	0.6%

Total Lending, Investment and Money Market	725,061	614,734	20,498	89,595	125,395	167,511	31.8%	18.1%	50.1%
Pre-settlement [3]	50,003

Total Bank	775,065	614,734	20,498	89,595	125,395	167,511	31.8%	18.1%	50.1%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

Cover values including guarantees received - Total ING Bank - 2015 [1,2]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	297,866	460,892	3,363	475	26,283	35,017	5.3%	18.0%	76.7%
Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.8%	27.5%	35.7%
Investment and Money Market	114,116		6		3,113	35	97.5%	1.2%	1.3%

Total Lending, Investment and Money Market	707,970	580,474	20,105	82,204	119,554	165,396	33.3%	19.3%	47.4%
Pre-settlement [3]	52,574

Total Bank	760,543	580,474	20,105	82,204	119,554	165,396	33.3%	19.3%	47.4%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	More information on the credit risk mitigants of the Pre-settlement exposure can be found in the Pre-settlement section.

Over the year, the collateralisation level of ING Bank’s total portfolio improved. Excluding the pre-settlement portfolio for which covers are netted to derive the outstandings at risk, 50.1% of the total ING Bank’s outstandings (from 47.4% as of 2015) were fully collateralised in 2016. Investments decreased in 2016 by EUR 5.3 billion, mainly in Italian government bonds and Spanish covered bonds and securitisations. Since investments traditionally do not require covers, the no covers ratio in this portfolio is close to 100%. However, 93% of the investment outstandings are investment grade. In the Lending portfolio, coverage within consumer lending increased influenced by an improvement in the house price index in the Netherlands. The risk profile of the Real Estate portfolio improved as well, which also positively contributed to the coverage.

The increase in business lending for cover Other CRR/CRDIV eligible was mainly situated in UK and America, while the increase in Guarantees was seen in structured finance and C&FI lending.

F-171	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Consumer lending portfolio

The consumer lending portfolio comprises of residential mortgage loans (93.4% in 2016 versus 93.9% in 2015) and other consumer lending loans, which mainly comprise credit cards, term loans and revolvers to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are maintained in ING Bank’s central database (Vortex) and in most cases external data is used to index the market value. On a quarterly basis, the mortgages value is updated in Vortex using the relevant house price index (the NVM Index in the Netherlands, Level Housing Index in Australia, Crif Real Estate Appraisal Company in Italy and Ministerio de Fomento in Spain).

A significant, but decreasing part of ING Bank’s residential mortgage portfolio related to mortgage loans provided in the Netherlands (43.2% in 2016 versus 45.8% in 2015), followed by other main markets such as Germany (23.9%), and Belgium (11.8%). Given the size of the Dutch mortgage portfolio, the valuation methodology employed to determine the cover values for the Dutch residential mortgages is provided below.

Dutch mortgages valuation

When a mortgage loan is granted in the Netherlands, the policy dictates maximum loan to market value (LTMV) for an existing property and for construction property financing of 102% (in 2015: 103%). In 2017 the LMTV will reduce further to 101% and will be 100% in 2018. The cover values are captured in the local systems which are subsequently fed into a central data system (Vortex). All valuations are performed by certified valuators that are registered at one of the ING Bank-accepted organisations. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Cover values including guarantees received - Consumer lending portfolio – 2016 [1]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	> 0% –25%	>25% –50%	> 50% –75%	>75% – <100%	> 100%
Performing
Residential Mortgages (Private Individuals)	276,412	473,271	2,754	136	24,664	29,421	0.0%	0.1%	0.1%	1.4%	13.4%	85.0%
Residential Mortgages (SME)	4,439	6,911	62	70	145	827	0.0%	0.4%	0.4%	1.3%	8.6%	89.3%
Other Consumer Lending	19,448	1,599	647	167	761	3,939	83.6%	0.3%	0.2%	0.3%	1.0%	14.6%

Total Performing	300,299	481,781	3,463	373	25,570	34,187	5.4%	0.1%	0.1%	1.3%	12.5%	80.6%
Non-performing
Residential Mortgages (Private Individuals)	3,197	4,097	29	5	255	567	0.5%	0.3%	0.8%	6.1%	27.4%	64.9%
Residential Mortgages (SME)	176	265	1	10	10	25	0.8%	0.3%	1.1%	2.1%	13.4%	82.3%
Other Consumer Lending	776	13	1	3	11	60	94.1%	0.4%	0.2%	0.3%	1.1%	3.9%

Total Non-performing	4,149	4,375	31	18	276	652	18.0%	0.3%	0.7%	4.8%	21.9%	54.3%

Total Consumer Lending	304,448	486,156	3,494	391	25,846	34,839	5.6%	0.1%	0.1%	1.4%	12.7%	80.1%

[1]	Excluding intercompany positions.

ING Group Annual Report on Form 20-F 2016	F-172

Notes to the Consolidated financial statements - continued

Cover values including guarantees received - Consumer lending portfolio – 2015 [1]
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	> 0% –25%	> 25% –50%	> 50% –75%	>75% – <100%	> 100%
Performing
Residential Mortgages (Private Individuals)	270,966	447,613	2,716	154	25,271	29,406	0.1%	0.1%	0.1%	1.5%	17.1%	81.1%
Residential Mortgages (SME)	4,230	6,522	49	98	164	752	0.0%	0.6%	0.6%	1.5%	8.5%	88.8%

Other Consumer Lending	17,357	1,332	554	201	418	4,110	84.9%	0.3%	0.2%	0.3%	1.0%	13.3%

Total Performing	292,553	455,467	3,319	453	25,853	34,268	5.1%	0.1%	0.2%	1.4%	16.0%	77.2%
Non-performing
Residential Mortgages (Private Individuals)	4,323	5,148	40	5	403	649	0.9%	0.3%	0.9%	7.4%	33.9%	56.6%
Residential Mortgages (SME)	187	274	2	12	13	33	0.4%	0.2%	1.1%	1.5%	16.1%	80.7%

Other Consumer Lending	803	3	2	5	14	67	93.8%	0.3%	0.3%	0.4%	1.4%	3.8%

Total Non-performing	5,313	5,425	44	22	430	749	14.9%	0.3%	0.8%	6.2%	28.4%	49.4%

Total Consumer Lending	297,866	460,892	3,363	475	26,283	35,017	5.3%	0.1%	0.2%	1.5%	16.2%	76.7%

[1]	Excluding intercompany positions.

The collateralisation of the consumer lending portfolio continued to improve over the year 2016. The rise in collateralisation levels was due to improved housing prices, seen over different mortgage markets, including the Netherlands as main market. In addition, due to stringent policies there has been a reduction in mortgages granted with low VTL’s (high loan-to-values).

House prices in the Netherlands continued to show an improvement in 2016. This helped to increase the total residential mortgages cover values whilst overall mortgage outstandings increased, mainly in Germany and Australia, where the coverage ratio is nearly 100%. As the Netherlands is the biggest market for mortgages for ING Bank, this also had a significant impact on the coverage quality of the portfolio. Mortgage portfolio in the Netherlands reduced in outstandings due to run-off and transfer of WestlandUtrecht Bank mortgages to NN Bank. NPLs have shown a big improvement, especially in the Netherlands.

The numbers shown are conservative as the savings pledged to the mortgage product, ‘Spaarhypotheek’ (or mortgage with external saving account) present in the Dutch mortgage portfolio are not taken into account in the table above. For the residential mortgages portfolio, the guarantees relate to mortgages covered by governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business lending portfolio

Business lending is an important business of ING Bank, accounting for 40.0% of ING Bank’s total outstandings. In line with our objective to give stakeholders insight into the portfolio, we present the business lending portfolio per Industry breakdown in accordance with the NAICS definition and per Region and main market. Business Lending presented in this section does not include Pre-settlement and Investment & Money Market exposures, which are separately exhibited in the next sections.

F-173	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Business lending per economic sector

Cover values including guarantees received - Business lending portfolio – 2016 [1,2]
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
Natural Resources	50,402	3,810	3,399	19,543	20,014	23,022	22.2%	8.7%	15.3%	15.1%	15.5%	23.2%
Real Estate	45,974	72,471	1,685	1,166	7,610	8,534	5.7%	1.5%	1.4%	4.8%	12.5%	74.1%
Transportation & Logistics	28,168	3,336	405	22,486	9,125	8,475	19.0%	3.7%	3.2%	5.6%	14.6%	53.9%
Commercial Banks	22,025	336	220	1,622	1,732	1,039	86.7%	1.9%	1.3%	0.7%	1.4%	8.0%
Services	19,252	9,010	1,389	5,420	6,034	10,369	32.4%	3.4%	5.0%	7.5%	10.9%	40.8%
Food, Beverages & Personal Care	18,158	6,942	611	7,459	6,813	15,678	26.9%	3.4%	5.8%	11.1%	13.3%	39.5%
Non-Bank Financial Institutions	17,211	1,885	6,060	5,338	7,268	9,075	35.5%	8.7%	6.0%	7.0%	6.1%	36.7%
General Industries	17,082	4,988	278	5,852	6,658	11,781	31.5%	3.8%	7.3%	6.8%	9.6%	41.0%
Chemicals, Health & Pharmaceuticals	14,732	7,636	227	3,458	3,342	7,233	34.7%	3.1%	5.6%	10.6%	12.5%	33.5%
Utilities	13,160	1,359	1,167	3,309	4,306	7,354	40.9%	5.8%	2.9%	3.4%	6.1%	40.9%
Others ³	64,231	16,805	1,563	13,551	25,657	30,112	51.3%	2.5%	5.2%	5.5%	8.3%	27.2%

Total Business Lending	310,395	128,578	17,004	89,204	98,559	132,672	33.6%	4.1%	5.9%	7.4%	10.6%	38.3%
of which Total Non- performing	9,438	4,352	293	3,210	3,961	3,705	24.1%	4.4%	6.4%	14.2%	13.8%	37.2%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	‘Others’ comprises industries with outstandings below EUR 13 billion.

Cover values including guarantees received - Business lending portfolio – 2015 [1,2]
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% –<100%	>100%
Real Estate	43,129	66,819	1,602	1,080	7,072	6,550	6.8%	1.1%	2.0%	6.8%	17.8%	65.5%
Natural Resources	41,967	4,080	3,927	15,497	21,793	23,362	23.6%	9.4%	11.5%	13.5%	14.1%	27.9%
Transportation & Logistics	24,877	3,575	468	22,224	8,258	8,601	16.0%	5.2%	3.0%	6.2%	11.4%	58.2%
Commercial Banks	22,367	14	267	619	1,195	1,200	89.3%	3.7%	1.4%	0.6%	1.3%	3.7%
Central Banks	21,714	0	1	0	5	0	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Services	18,477	8,197	1,282	4,450	5,586	10,287	30.0%	4.6%	4.1%	9.4%	10.0%	41.9%
Non-Bank Financial Institutions	16,702	2,288	5,022	4,401	4,668	9,370	37.5%	7.6%	5.5%	8.7%	7.1%	33.6%
General Industries	16,661	4,673	671	6,211	5,432	11,913	31.5%	3.4%	8.1%	10.7%	10.2%	36.1%
Food, Beverages & Personal Care	16,458	6,239	550	6,909	7,177	18,213	26.9%	4.5%	7.0%	11.6%	11.5%	38.5%
Chemicals, Health & Pharmaceuticals	13,300	6,937	357	4,803	2,782	6,160	32.5%	4.3%	3.9%	11.8%	14.0%	33.5%
Others ³	60,335	16,761	2,589	15,535	26,190	34,688	40.5%	5.8%	4.0%	6.6%	9.4%	33.7%

Total Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.8%	4.8%	4.7%	7.7%	10.3%	35.7%
of which Total Non- performing	9,841	5,171	287	2,993	3,521	4,180	24.2%	2.9%	8.1%	15.8%	16.2%	32.8%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.
[3]	‘Others’ comprises industries with outstandings below EUR 13 billion in 2015.

ING Group Annual Report on Form 20-F 2016	F-174

Notes to the Consolidated financial statements - continued

Total business lending outstandings increased by EUR 14.4 billion, of which EUR 1.2 billion was FX driven. Largest outstandings increase was seen in the industry Natural Resources (20.1%, mainly in the oil sector. The increase was driven by growth in structured finance trade and commodity financing and the appreciation of the US Dollar. Increases in outstandings were also observed in the lending portfolios of Transportation & Logistics (13.2%) and Real Estate (6.6%).

Similar to the retail lending portfolio, the risk profile of the business lending portfolio continued improving in 2016. Lower NPLs and increased levels of collateralisation contributed to this improvement. The cover values of Real Estate (traditionally a well collateralised sector) improved over 2016. New transactions were done on more conservative collateral terms and improved valuations in real estate markets further helped to boost the total coverage in Real Estate.

The coverage of the non-performing part improved and an overall decrease was seen in the non-performing outstandings. The majority of this was in the Real Estate industry while some increases were observed in Transportation & Logistics and the Telecom sectors.

Business lending per region

Cover values including guarantees received - Business lending portfolio – 2016 [1,2]
			Cover type					Value to Loan
	Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
	Africa	2,533	14	158	922	2,142	645	17.5%	10.7%	5.2%	10.8%	22.6%	33.2%
	America	40,096	5,484	4,416	21,080	10,090	21,611	35.8%	4.8%	4.8%	6.7%	12.6%	35.3%
	Asia	39,455	1,087	1,395	12,182	17,381	9,643	37.2%	7.2%	10.1%	7.9%	9.9%	27.7%
	Australia	5,394	3,603	11	947	885	769	24.3%	9.4%	5.6%	1.0%	8.2%	51.5%
	Belgium	44,815	30,807	1,655	6,287	18,249	27,038	28.7%	2.2%	2.9%	4.2%	7.2%	54.8%
Europe	Germany	8,777	1,587	300	688	1,402	3,191	51.8%	2.7%	2.5%	5.2%	1.1%	36.7%
	Netherlands	63,597	47,941	3,007	23,451	7,990	14,849	26.5%	2.2%	4.5%	11.7%	18.0%	37.1%
	Rest of Europe	105,728	38,055	6,062	23,647	40,420	54,926	37.2%	4.3%	7.2%	6.6%	8.0%	36.7%

	Total Business Lending	310,395	128,578	17,004	89,204	98,559	132,672	33.6%	4.1%	5.9%	7.4%	10.7%	38.3%
	of which Non-performing	9,438	4,352	293	3,210	3,961	3,705	24.1%	4.4%	6.4%	14.2%	13.8%	37.1%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.

Cover values including guarantees received - Business lending portfolio – 2015 [1,2]
			Cover type					Value to Loan
	Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	> 50% –75%	>75% – <100%	>100%
	Africa	1,898	21	123	620	1,338	793	26.0%	6.6%	7.1%	14.7%	22.0%	23.7%
	America	35,127	4,836	4,567	19,050	11,990	23,815	28.3%	5.9%	6.9%	9.8%	10.9%	38.2%
	Asia	37,439	1,004	1,174	10,593	15,841	8,321	46.4%	5.9%	5.5%	8.7%	6.4%	27.1%
	Australia	3,925	3,225	74	861	592	954	12.7%	18.8%	5.5%	3.6%	8.9%	50.5%
	Belgium	41,378	29,161	1,405	6,348	17,227	30,063	29.6%	2.3%	2.6%	4.6%	7.0%	53.9%
	Germany	8,365	1,651	314	602	1,273	2,535	55.9%	1.7%	1.7%	4.3%	2.6%	33.8%
Europe	Netherlands	71,146	45,085	3,092	24,330	6,865	14,251	35.8%	2.3%	3.3%	10.7%	17.9%	30.0%
	Rest of Europe	96,709	34,600	5,987	19,325	35,032	49,612	39.4%	6.4%	5.6%	5.9%	8.3%	34.4%

	Total Business Lending	295,987	119,583	16,736	81,729	90,158	130,344	36.8%	4.8%	4.7%	7.7%	10.3%	35.7%
	of which Non-performing	9,841	5,171	287	2,993	3,521	4,180	24.2%	2.9%	8.1%	15.8%	16.2%	32.8%

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.

F-175	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The two tables above provide the collateralisation of ING Bank’s business lending portfolio with a breakdown per geographical region or main market, which are defined based on the residence of the borrowers. The total increase in the business lending portfolio is in line with the increase in covers. This increase in collateralisation is observed in most regions and main countries. The large increase in America was mainly due to growth in the structured finance portfolio and the appreciated US Dollar.

The increase in Belgium was mainly due to growth in the C&FI Lending. The decrease in the Netherlands was due to a large decline in central bank deposits. As these deposits are not collateralised this decline had no influence on the total cover amounts. The increase in the Rest of Europe was mainly observed in the United Kingdom, Luxembourg and Italy.

Investment and Money Market portfolio

Cover values including guarantees received - Investment and Money Market portfolio [1,2]
		2016	Cover type			2015	Cover type
	Region	Out- standings	Eligible Financial Collateral	Guaran- tees	Non CRR/ CRD IV eligible	Out- standings	Eligible Financial Collateral	Guaran- tees	Non CRR/ CRD IV eligible
	Africa					0
	America	10,296		44		8,860	6	23	35
	Asia	8,065				6,079
	Australia	3,695				3,865
Europe	Belgium	9,282				9,677
	Germany	20,481				20,914
	Netherlands	11,586				11,295
	Rest of Europe	46,813		945		53,426		3,090

	Total Investment and Money Market	110,218		989		114,116	6	3,113	35
	of which Non-performing	10				171

[1]	Including loans to ING Group.
[2]	Excluding intercompany positions.

A key characteristic of the investment and money market business is that typically little cover is given to support these exposures. 99.7% of Money Market and 99.0% of Investment exposure receives no covers. The guarantees listed under Rest of Europe comprised of cedulas and were booked in Spain. The decrease in the guarantees was related to the decreased outstandings in cedulas.

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

The use of Central Clearing Parties (CCPs) is becoming more important for the derivatives business and as a consequence the credit risk is shifting from Counterparties to CCPs. In 2016, the notional Pre-Settlement exposure that was cleared via CCPs formed 55.5% of the total notional (51.2% in 2015).

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

ING Group Annual Report on Form 20-F 2016	F-176

Notes to the Consolidated financial statements - continued

The table below represents the different types of outstandings in 2016 and 2015.

•	The ‘Gross MtM before netting and collateral’ is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit;

•	The ‘MtM after netting’ is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs);

•	The ‘MtM after netting and collateral’ is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the ‘MtM after netting’ and ‘MtM after netting and collateral’ is the liquid collateral (cash and securities); and

•	The outstandings column represents CEM exposure (MtM after netting and collateral) plus the Potential Future Exposure (PFE) at a 97.5% confidence level for derivatives and securities.

Pre-settlement portfolio [1,2]
		2016				2015
	Region	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings
	Africa	84	49	47	89	71	48	46	55
	America	20,866	10,891	6,549	9,241	18,648	10,237	7,127	8,734
	Asia	8,318	4,743	3,558	3,918	6,598	3,455	2,823	3,242
	Australia	537	303	228	492	470	259	236	344
	Belgium	5,463	3,368	2,871	2,455	5,343	3,875	3,360	2,507
	Germany	5,300	2,757	1,842	3,479	7,216	3,783	2,486	5,038
Europe	Netherlands	9,146	5,859	3,741	4,848	10,256	5,842	4,385	5,138
	Rest of Europe	124,173	31,656	26,648	25,481	118,920	34,762	28,212	27,504

	Total Pre-settlement	173,887	59,626	45,484	50,003	167,522	62,261	48,675	52,562
	of which Non-performing	37	36	36	36	52	52	52	55

[1]	Including transactions with ING Group.
[2]	Excluding intercompany positions.

During 2016 the pre-settlement portfolio decreased when expressed in outstandings. The MtM before and after netting and collateral increases were observed, especially in Rest of Europe due to increases from exposures to commercial banks and to central clearing houses. Rest of Europe forms majority of the pre-settlement portfolio which was mainly concentrated in UK and where the portfolio consisted of mostly derivatives.

Credit quality

Following, the somewhat higher credit risk levels seen as a result of the financial crisis and economic downturn, the credit quality has been improving since 2014 and also continued the improving trend in 2016.

Credit risk categories
	Regular	Watch List	Restructuring [1]	Non-performing [1]
Possible ratings	1–19	1–19	11–20	20-22
Typical ratings	1–14	15–17	18–20	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Includes impairments	No	No	Yes	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	IBNR	IBNR	IBNR/INSFA/ISFA	INSFA/ISFA

[1]	More information on the Restructuring and Non-performing categories can be found in the Credit restructuring section.

F-177	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Credit quality: ING Bank portfolio, outstandings
	2016	2015
Neither past due nor non-performing	757,498	740,890
Consumer lending past due but performing (1–90 days)	3,970	4,328
Non-performing [1]	13,597	15,325

Total	775,065	760,543

[1]	Based on lending and investment activities.

The total ING Bank portfolio increase was driven by both asset origination and FX movements. The credit quality of the ING Bank portfolio improved with lower past due and non-performing assets. Both developments were mainly observed in Dutch mortgages and the commercial property finance portfolio. The improvement in the past due but performing portfolio was largely driven by Retail Benelux resulting from better arrears management. The reduction in the non-performing portfolio was due to write-offs combined with positive rating migration to the performing portfolio and it was partly offset by an increase in non-performing loans in structured finance.

Past-due obligations

Retail Banking continuously measures its portfolio in terms of payment arrears. The retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. The methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. An obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are frequently operational in nature for retail loans and small businesses portfolios. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrears continue to exist, the obligor is transferred to a restructuring unit. The obligor is downgraded to risk rating 20 (non-performing) when the arrears exceed 90 days. The table below captures all past due exposures starting from day 1.

Aging analysis (past due but performing): ING Bank consumer lending portfolio, outstandings [1]
	2016	2015
Past due for 1–30 days	3,368	3,593
Past due for 31–60 days	532	652
Past due for 61–90 days	70	83

Total	3,970	4,328

[1]	Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

The improvement in past due obligations was mainly seen in Retail Benelux, underlying a solid base for ING’s primary market. The improved economy and revival of the housing market in the Netherlands were the main drivers. At the same time, local risk management actions targeted at lowering arrears and enhancing the early warning methodology clearly helped to improve the overall portfolio quality.

Wholesale Banking: for business loans (governments, institutions, corporates), ING Bank classifies the relevant obligors as non-performing when any of the below listed default triggers occurs:

•	Bankruptcy or financial reorganisation: The borrower has sought or has been placed (or is likely to seek or be placed) in bankruptcy or similar protection, where this would avoid or delay repayment of the financial asset;

•	The borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

•	Corporates: more than 90 days; and

•	Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING Bank to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default.

•	ING Bank thinks the borrower is unlikely to pay: The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as examples of financial difficulty indicators:

(1)	The borrower (or 3rd party) has started insolvency proceedings.

(2)	NPL status of a group company/co-borrower.

(3)	Significant fraud (affecting the company’s ability to service its debt)

(4)	There is doubt as to the borrowers’ ability to generate stable and sufficient cash flows to service its debt.

(5)	Restructuring of debt includes a partial (debt waiver) or debt-equity conversion

•	ING Bank has granted concessions relating to the borrower’s financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.

Wholesale Banking has an individual name approach, using Early Warnings indicators to signal possible future issues in debt service.

ING Group Annual Report on Form 20-F 2016	F-178

Notes to the Consolidated financial statements - continued

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

ING uses three distinct statuses in categorizing the management of clients with (perceived) deteriorating credit risk profile, i.e. there is doubt as to the performance and the collectability of the client’s contractual obligations:

•	Watch List: Usually, a client is first classified as Watch List when there are concerns of any (potential or material) deterioration in the credit risk profile that might affect the ability of the client to adhere to its debt service obligations or to refinance its existing loans. The Watch List status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a Watch List status may develop into a Restructuring status or even a Recovery status.

•	Restructuring: A client is classified as Restructuring when there are concerns about the client’s financial stability, credit worthiness and/or its ability to repay, but where the situation does not call for recalling or acceleration of facilities or liquidating the collateral. ING’s actions aim to maintain the going concern status of the client by:

•	Restoring the client’s financial stability;

•	Supporting the client’s turnaround;

•	Restoring the tension between debt and equity; and

•	Restructuring the debt to a sustainable situation.

•	Recovery: A client is classified as Recovery when ING and/or the client concludes that the client’s financial situation cannot be restored and a decision is made to end the (credit) relationship or even to enter into bankruptcy. ING will prefer an amicable exit, but will enforce and liquidate collateral or claim on the guarantees if deemed necessary.

Additionally, ING uses three distinct reporting signs in identifying exposures for clients facing financial difficulties with the notion of:

•	Forbearance: For clients facing financial difficulties, ING might enter into a forbearance agreement with these clients in order to ease the contractual debt service obligation. All ING Business Units/Lines are required to review the clients with Early Warning Signals, Watch List, Restructuring and Recovery classification, to determine whether Forbearance is applicable. For further details on forbearance we refer to the Forbearance section.

•	Default: For clients with non-performing loan(s) in accordance with the definition of the regulator (CRR/CRDIV; EBA; ECB); and

•	Impairment: For clients with impaired loan(s) in accordance with the definition of accounting (IFRS/IAS).

Watch List, Restructuring and Recovery are discussed at least on a quarterly basis between Front Office, respective Credit Risk Management executives and GCR, at which time it may be decided to change the status of an account from Watch List to Restructuring or Recovery or vice versa.

Non-performing loans

The ING Bank loan portfolio is under constant review. Loans with past due financial obligations of more than 90 days are reclassified as non-performing. For the commercial lending portfolios, there generally are reasons for declaring a loan non-performing prior to being 90 days past due. These include, but are not limited to, ING Bank’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.

The table below represents the economic sector breakdown of credit risk outstandings for loans and positions that have been classified as non-performing loans.

Non-performing Loans: ING Bank portfolio, outstandings by economic sector [1]
	2016	2015
Private Individuals	4,382	5,580
Real Estate	1,808	2,562
Natural Resources	1,387	1,352
Transportation & Logistics	1,056	793
Builders & Contractors	955	1,037
General Industries	710	694
Food, Beverages & Personal Care	705	710
Services	689	796
Other	1,905	1,801

Total	13,597	15,325

[1]	Economic sectors not specified in above overview are grouped in Other.

F-179	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The overall amount of NPLs decreased in 2016, mainly thanks to Private Individuals and improvements in the Real Estate sectors. The decrease in NPLs for the Private Individuals segment was mainly due to the improved credit quality in the Dutch mortgage portfolio as a result of the improved economic conditions in the Netherlands. The decline in NPLs in the Real Estate sector was observed in Wholesale Banking Netherlands and Spain/ Portugal Real Estate Finance and was driven by both cures and file resolutions or sales. The total decrease in the NPL portfolio outstandings was partly offset by an increase in Shipping Netherlands and UK (part of Transportation & Logistics).

Provisioning

Loan Loss Provisions (LLP) are calculated and accounted for in accordance with IFRS. LLP are reported for financial assets that are measured against amortised costs (loans and receivables, held-to-maturity investments). There are three types of LLP:

•	Individually Significant Financial Asset (ISFA) provisions: when there is objective evidence that a financial asset is defaulted as result of one or more prescribed default trigger events. In such cases, ING assigns a risk rating 20, 21 or 22. Specific provisions are calculated if the exposure to a borrower exceeds the threshold amount. The threshold amount varies per business unit, but generally is EUR 1 million. Provisions are calculated based on discounted future cash flows under 1 or more likely scenarios to arrive at a best estimate of future recoveries. Provisions are made on a quarterly basis.

•	Individually Not Significant Financial Asset (INSFA) provisions: are made for non-performing loans (ratings 20-22), if the exposure to a borrower is below the threshold amount. A collective model based approach is taken to determine these provisions; and

•	Incurred But Not Recognised (IBNR) provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/defaults that may have already occurred in the portfolio. The PD time horizon used in the calculation of IBNR provisions refers to the period during which an asset is impaired (in default), but not yet recognised as such - due to lack of objective evidence – and the moment that objective evidence of impairment occurs and becomes available to ING (‘loss emergence period’).

ISFA, INSFA and IBNR provisions are reported and calculated by using common standards across ING Bank. In case there is objective evidence that one of the default triggers is applicable, ISFA or INSFA provisions are calculated. An analysis takes place on a quarterly basis in order to determine the appropriate level of LLP and Risk Costs. The ING Bank Provisioning Committee (IPC) discusses and approves the LLP for ING Bank, on the basis of proposals originating from ING Business Units.

At the end of 2016, ING Bank held specific (ISFA) and collective provisions (INSFA) of EUR 3,044 million and EUR 1,443 million, respectively (2015: EUR 3,331 million and EUR 1,686 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 821 million (2015: EUR 769 million) in provisions (IBNR) against the performing portfolio.

Provisions: ING Bank portfolio [1,2]
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Total ING Bank
	2016	2015	2016	2015	2016	2015	2016	2015
Opening Balance	2,371	2,259	2,199	2,529	1,216	1,207	5,786	5,995
Changes in the composition of the group	0	0	0	0	0	0	0	0
Write-offs	–625	–520	–681	–956	–188	–242	–1,494	–1,718
Recoveries	49	32	38	50	7	9	94	91
Increase/(decrease) in loan loss provision	367	478	347	602	260	267	974	1,347
Exchange rate or other movements	–15	122	–19	–26	–18	–25	–52	71

Closing Balance	2,147	2,371	1,884	2,199	1,277	1,216	5,308	5,786

[1]	At the end of 2016, the stock of provisions included provisions for amounts due from banks: EUR 11 million (2015: EUR 14 million).
[2]	Includes EUR 119 million provisions for contingent liabilities.

The favourable trend in risk costs continued over the year 2016. Compared to 2015-end, risk costs have trended down to 31 basis points (2015: 44 basis points) of average RWA which is below the through-the-cycle range of 40-45 basis points. The improving risk trend caused average quarterly risk costs to remain well below EUR 300 million, causing the total stock of provisions to decline from EUR 5.8 billion to EUR 5.3 billion.

Portfolios in Retail Benelux continued to improve, Wholesale Banking corporate lending was also relatively strong with a few incidental defaults. Challenges continued in industries like Oil & Gas, Shipping and Telecom while on the other hand, improved risk profiles were witnessed in other portfolios of the bank such as in residential mortgages and in commercial property finance. Encouraging signs in the Dutch housing market have helped to reduce the risk costs due to improved house prices and risk profiles. Risk costs in Turkey and Ukraine have trended downwards in 2016.

There was an improvement in the bank coverage ratio to 39.0% (2015: 38.5%) due to improved non-performing loan levels and a comparatively lesser decrease in stock provision level

ING Group Annual Report on Form 20-F 2016	F-180

Notes to the Consolidated financial statements - continued

Large parts of the Investment portfolio are not accounted for at amortised costs (loans & receivables or held-to-maturity) and therefore out of scope for LLP. Instead, these assets are evaluated for impairment. The ING Bank Impairment Meeting is a quarterly process that reviews all assets that are subject to an IFRS-EU impairment test.

Forbearance

Forbearance occurs when a client is considered to be unable to meet its financial commitments under the contract due to financial difficulties and ING decides to grant concessions towards the client. Forborne exposures are exposures in respect of which forbearance measures have been granted. Forbearance measures can be either modifications to existing contractual terms and conditions or total or partial refinancing. Examples include reduction of loan principal and/or interest payments, extended payment terms, debt consolidations and deferral of foreclosures.

To identify forbearance, ING assesses clients with Early Warning Signals, Watch List, Restructuring, Default or Recovery status. ING Bank reviews the performance of forborne exposures at least quarterly, either on a case-by-case (business) or on a portfolio (retail) basis.

For corporate customers, ING Bank applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties. The aim is to maximise the repayment ability of the clients.

For ING Bank retail units, clear criteria have been established to determine whether a client is eligible for forbearance – generally as part of an automated process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor and report the forbearance activities.

Exposures with forbearance measures can be either performing (Risk Ratings 1-19) or non-performing (Risk Ratings 20-22). ING applies criteria to move forborne exposures from non-performing to performing as well as criteria to remove the forbearance status that are consistent with the corresponding EBA standards. An exposure is reported as forborne for a minimum of two years, plus a probation period observed for forborne exposures to move from non-performing back to performing.

ING Bank implemented its forbearance policy in 2014. In the course of 2016 based on a detailed re-assessment of the relevant standards set by EBA and subsequent regulatory guidance, ING Bank tightened the definitions under its forbearance policy. Key policy revisions that led to an increase in the scope of forbearance relate to the inclusion of concessions where the risk is significantly mitigated by the client and waivers or modifications of key financial covenants. As a result of these revisions in definition and scope, performing forborne exposure recognised by ING Bank increased significantly as measures taken (in previous periods) were now recognized as forbearance.

ING Bank: Summary Forborne assets [1]
	2016				2015
Business Line	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio	Forborne assets	Of which: Performing	Of which: Non- Performing	% of total portfolio
Wholesale Banking	7,776	3,978	3,799	2.7%	3,655	881	2,774	1.4%
Retail Banking	7,104	3,944	3,159	1.7%	6,982	3,241	3,742	1.6%

Total	14,880	7,922	6,958	2.1%	10,637	4,122	6,516	1.5%

[1]	Undrawn commitments are excluded.

ING Bank’s forborne assets increased by EUR 4.2 billion (40%) to EUR 14.9 billion per December 2016, mainly driven by Wholesale Banking.

F-181	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Wholesale Banking

As per December 2016, Wholesale Banking forborne assets amounted to a total of EUR 7.8 billion, which represented 2.7% of the total Wholesale Banking portfolio.

Wholesale Banking: Forborne assets by Geographical Region [1]
		2016			2015
Region		Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Europe	Netherlands	2,200	1,100	1,100	1,229	406	823
	Belgium	245	103	142	63	17	46
	Germany	41	13	28	5	5	0
	Rest of Europe	3,016	1,496	1,521	1,949	428	1,521
Africa		197	112	85	92	0	92
America		1,387	709	678	237	7	230
Asia		663	445	218	80	18	62
Australia		27	0	27

Total		7,776	3,978	3,799	3,655	881	2,774

[1]	Undrawn commitments are excluded.

Wholesale Banking: Forborne assets by Industry [1]
	2016			2015
Industry	Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Natural Resources	2,385	1,232	1,152	960	26	934
Real Estate	1,775	1,015	759	1,327	383	944
Transportation & Logistics	1,319	685	634	208	55	153
Builders & Contractors	429	269	160	182	113	70
Services	414	198	216	213	125	88
General Industries	411	112	299	316	105	211
Utilities	259	58	201	186	2	184
Food, Beverages & Personal Care	207	141	66	68	37	32
Telecom	152	39	114	38	9	29
Media	120	39	81	27	9	18
Technology	108	87	22	3	3	0
Chemicals, Health & Pharmaceuticals	76	65	11	26	3	22
Other	121	38	84	101	11	89

Total	7,776	3,978	3,799	3,655	881	2,774

[1]	Undrawn commitments are excluded.

Wholesale Banking forborne assets were mainly concentrated in Natural Resources, Real Estate and Transportation & Logistics. Together they accounted for 70% (2015: 68%) of the total forborne assets and 67% (2015: 73%) of the total non-performing forborne assets.

Wholesale Banking forborne assets increased by EUR 4.1 billion compared to 2015. This was largely driven by the revision of the forbearance policy which resulted in increased forborne assets of EUR 3.1 billion, of which EUR 2.1 billion in the performing portfolio and EUR 1.0 billion in the non-performing portfolio. The main countries impacted were the Netherlands and the United States.

Excluding the policy revision, the forborne assets increased by EUR 1.0 billion mainly visible in Natural Resources (EUR 0.4 billion) and Transportation & Logistics (EUR 0.3 billion), driven by the respective Oil & Gas and Shipping portfolios. The non-performing portfolio in Natural Resources mainly decreased due to the bankruptcy of a large client. The performing Real Estate portfolio increased due to new inflow of clients, while the non-performing Real Estate portfolio mainly decreased due to repayments and write-offs.

ING Group Annual Report on Form 20-F 2016	F-182

Notes to the Consolidated financial statements - continued

Retail Banking

As per end of December, Retail Banking forborne assets amounted to a total of EUR 7.1 billion, which represented 1.7% of the total Retail Banking portfolio.

Retail Banking: Forborne assets by Geographical Region [1]
		2016			2015
Region		Forborne assets	Of which: Performing	Of which: Non- Performing	Forborne assets	Of which: Performing	Of which: Non- Performing
Europe	Netherlands	4,301	2,395	1,906	4,262	1,719	2,543
	Belgium	1,139	418	721	1,096	412	684
	Germany	644	511	132	696	547	149
	Rest of Europe	651	335	317	527	259	269
Africa		1	0	1	1	0	1
America		3	0	2	2	0	1
Asia		1	0	1	1	0	1
Australia		364	285	79	397	304	94

Total		7,104	3,944	3,159	6,982	3,241	3,742

[1]	Undrawn commitments are excluded.

The main concentration of forborne assets was in the Netherlands with 61% of the total forborne assets (2015: 61%) and 60% of the non-performing forborne assets (2015: 68%). Retail Banking forborne assets only increased slightly by EUR 0.1 billion compared to 2015. The policy revision impacted the Retail Banking portfolio to a much lesser extent (increase of EUR 0.4 billion) and was primarily seen in the Dutch business portfolio.

Excluding the policy revision, the forborne assets decreased by EUR 0.3 billion. As the business lending portfolio remained stable, this decrease was attributable to the consumer portfolio and mainly driven by the Dutch residential mortgage portfolio. Additionally, a EUR 0.7 billion move of non-performing to performing forborne assets was observed in the Netherlands, due to clients reaching the one year probation period. Both were the result of a continued improved economic environment, visible by the increasing house prices and improved credit worthiness of our clients.

Securitisations

ING Bank primarily plays three roles in its exposure to securitisations programs which are:

ING Bank as Investor

ING Bank’s goal is to maintain a portfolio of high quality liquid assets that meets the regulatory requirements of CRR/CRD IV and the Delegated Act of October 2014 regarding liquidity. ING invests in high quality residential mortgage backed securities (RMBS) and asset backed securities (ABS) keeping close track of the securitisation investment positions via monthly monitoring reports and weekly update calls. Additionally, ING may invest in securitisation positions in order to facilitate client business from its Global Capital Markets Unit

ING Bank as Originator

ING Bank occasionally originates own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. However, for a securitisation transaction to be recognised as for RWA reduction, risk transfer alone may be insufficient due to the increasing impact of the maturity mismatch formula. As a consequence, the RWA of the retained tranches for one of the transactions would be higher than the total RWA of the underlying pool before securitisation. In such cases the RWA calculation for the transaction is performed as if it was not securitised. ING Bank has done a very limited number of external transactions as originator.

ING Bank as Sponsor

In the normal course of business, ING Bank structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to a special purpose vehicle (SPV). Senior positions in these transactions are often funded by the ING Bank administered multi-seller asset backed commercial paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally in the ABCP markets. In its role as administrative agent, ING Bank facilitates these transactions by providing structuring, accounting, funding and operations services. ING Bank also provides support facilities (liquidity facilities) backing the transactions funded by the conduit. Mont Blanc is fully consolidated into the ING Bank financial accounts.

F-183	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Market risk

Introduction

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices negatively impact the bank’s earnings, capital, market value or liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held in the long-term (or until maturity) or for the purpose of hedging other banking book positions. The trading book positions are typically held with a short-term trading intent or in order to hedge other positions in the trading book. This means that financial instruments in the trading books should be free of restrictions on their tradability. Policies and processes are in place to monitor inclusion of positions into either a trading or a banking book and transfer of risk from trading to banking book and vice versa.

ING Bank recognises the importance of sound market risk management and follows the approach to identify, assess, control and manage market risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

•	Risk identification is a joint effort of the 1st and 2nd line of defence (the ‘three lines of defence governance’ model is explained in the risk governance paragraph of the general risk management section). Its goal is to detect potential new risks and changes in known risks;

•	Identified risks are assessed to determine the importance of the risk for ING Bank and subsequently to identify the control measures needed;

•	Control measures used by ING Bank include policies, procedures, minimum standards, limit frameworks, buffers and stress tests;

•	An important element of risk management is to continuously check if the implemented risk controls are executed and complied with and monitor that the controls are effective; and

•	Results and findings are reported to the governing departments and approval bodies.

Governance

A governance framework has been established defining specific roles and responsibilities of business management, market risk management and internal approval bodies per activity.

Within ING Bank, the overall risk appetite is set by the Supervisory Board. Market risk falls under the supervision of the MBB and is delegated to the ALCO function, where ALCO Bank is the highest approval authority. ALCO Bank monitors adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCO’s. This ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk.

The Balance Sheet Risk (BSR) department and the Credit & Trading Risk (C&TR) department are the designated independent departments that are responsible for the design and execution of the bank’s market risk and counterparty credit risk management functions in support of the ALCO function. Balance Sheet Risk focuses on the market risks in the banking books, Capital Management department and the Bank Treasury department, whereas Credit & Trading Risk is responsible for counterparty credit risk and market risks resulting from the Financial Markets trading books. The organisational structure recognises that risk taking and risk management to a large extent occur at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.

BSR and C&TR are responsible for determining adequate policies and procedures for actively managing market risk in banking and trading books and for monitoring the compliance with these guidelines. An important element of the risk management function is the assessment of market risk in new products and businesses. Furthermore the two departments maintain an adequate limit framework in line with ING Bank’s Risk Appetite Framework. The businesses are responsible for adhering to limits that ultimately are approved by ALCO Bank. Limit excesses are reported to senior management on a timely basis and the business is required to take appropriate actions to reduce the risk position.

This market risk paragraph elaborates on the various elements of the risk management approach for:

•	Market risk economic capital for trading and banking books;

•	Market risks in the banking books; and

•	Market risks in the trading books.

Economic capital for market risk

Economic capital for market risk is the economic capital necessary to withstand unexpected value movements due to changes in market variables and model risk.

ING Group Annual Report on Form 20-F 2016	F-184

Notes to the Consolidated financial statements - continued

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

F-185	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Risk transfer

An important element of the management of market risks in the banking books is the process of risk transfer. In this process the interest rate, FX, funding and liquidity risks are transferred from the commercial books through matched funding to Bank Treasury, where it is centrally managed. The scheme below presents the transfer and management process of market risks in the banking books:

Risk measurement

The main concepts and metrics used for measuring market risk in the banking books are described below per risk type.

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

ING Bank distinguishes three types of activities that generate interest rate risk in the banking books:

•	Investment of own funds (by Capital Management)

•	Commercial business (e.g. retail business)

•	The strategic interest rate position (Bank Treasury)

Below the three activities are described in more detail:

Capital Management is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods, targeting to maximise return, while keeping earnings stable.

ING Group Annual Report on Form 20-F 2016	F-186

Notes to the Consolidated financial statements - continued

The commercial activities can result in linear interest rate risk, for example when re-pricing tenors of assets differ from those of liabilities. Also interest rate risk can arise from customer behaviour depending on the nature of the underlying product characteristics. Customer behaviour risk is defined as the potential future value loss due to deviations in the actual behaviour of clients versus the modelled behaviour towards the embedded options in commercial products. General sources of customer behaviour risk include the state of the economy, competition, changes in regulation, legislation and tax regime, and developments in the housing market. Since these risk factors cannot be (fully) mitigated, ING holds capital to be able to absorb possible losses as a result of changed customer behaviour.

From an interest rate risk perspective the commercial activities can typically be divided into three main product types: savings and demand deposits, mortgages and loans.

•	Savings and demand deposits are generally invested with the goal to hedge their value and minimize the sensitivity of the margin to market interest rates. Interest rate risk can arise when there is a lag between savings rate adjustments versus adjustments experienced through market rates.The interest rate risk is modelled based on the stability of the deposit and the pass through rate. This takes into account different elements, such as pricing strategies, volume developments and the level and shape of the yield curve. Savings volumes are typically assumed not to be sensitive to interest rate shocks.

•	Interests rate risk for mortgages arises through prepayment behaviour. Interest rate dependent prepayment behaviour is taken into account in the models. Next to dependence on interest rates, modelled prepayment may include other effects such as loan to value, seasonality and age of the loan. In addition, the interest sensitivity of embedded offered rate options is considered.

•	Loans are typically hedged from an interest rate risk perspective and consequently do not bear any material remaining interest rate risk as no interest rate dependent prepayment behaviour is observed.

The customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled, based on extensive research. Per business unit and product type, exposures are typically segmented into different portfolios based on expected client behaviour. For each of the segments, model parameters for example for the pass through rate and customer behaviour are determined based on historical data and expert opinion. Models are typically back tested at least semi-annually and updated when deemed necessary. Model parameters and the resulting risk measures are approved by (local) ALCO.

Linear interest rate risk is transferred from the commercial business to the treasury books (Bank Treasury), if necessary using estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business. Risk measurement and the risk transfer process take place on a monthly basis, but more often if deemed necessary, for instance in volatile markets.

The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is transferred from the commercial books to treasury books using cap/floor contracts.

Bank Treasury manages the strategic interest rate position excluding capital investments. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO Bank.

Risk profile

In the following sections, the interest rate risk exposures in the banking books are presented. ING Bank uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Also corrective management actions are not taken into account in these figures.

For Earnings Sensitivity (ES) and Net Present Value (NPV)-at-Risk the downward interest rate scenario contains a floor of 0% on the interest rates, in line with regulatory guidelines. This means that interest rates will not drop below 0% when applying the decreasing rate scenario. In case interest rates were already below zero, they remain at that negative level under this scenario.

F-187	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Earnings Sensitivity (ES)

Earnings sensitivity is modelled as described above and measures the impact of changing interest rates on (before tax) net interest income of the banking books, this excludes credit spread sensitivity. The Earnings Sensitivity figures in the tables below reflect an instantaneous interest rate shock of 1% and a time horizon of one year. The Earnings Sensitivity asymmetry between the downward floored scenario and a +100 bps shock is primarily caused by the applying the regulatory 0% floor in this scenario.

Earnings Sensitivity banking book per currency (instantaneous parallel shock)
	2016		2015
	downward floored scenario	+100 bps	downward floored scenario	+100 bps
By currency
Euro	–54	186	39	173
US Dollar	–14	19	–33	28
Other	8	19	–28	39

Total	–60	224	–22	240

Earnings Sensitivity banking books per business (instantaneous parallel shock)
	2016		2015
	downward floored scenario	+100 bps	downward floored scenario	+100 bps
By business
Wholesale Banking	–15	138	–2	165
Retail Banking Benelux	–73	–88	9	5
Retail Challengers & Growth Markets	20	58	30	–10
Corporate Line Banking	8	116	–59	80

Total	–60	224	–22	240

The Earnings sensitivity is mainly influenced by the sensitivity of savings to interest rate movements due to pass through rate differences between savings rates and investment yields and is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the Earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the 1-year horizon.

Year-on-year variance analysis

In line with previous year, the earnings with a one year horizon as per 2016 year end are relatively insensitive to rate changes, if compared to the net interest income. The earnings sensitivity for an upward shock has a positive impact. Positive earnings sensitivity implies that when rates increase, the positive impact on interest received on assets including hedging derivatives is larger than the negative impact of interest paid on liabilities. The change of the Earnings sensitivity for Retail Banking Benelux is mainly driven by changes to the savings model parameters as a result from changing customer behaviour. The Earnings sensitivity of the +100 bps scenario within Wholesale Banking is mainly the result of investments done by the Bank Treasury function, which is reported under Wholesale Banking. The change of the Earnings sensitivity within Corporate Line Banking is mainly driven by the investments of own funds which were not all re-invested long term.

Net Present Value (NPV) at Risk

NPV-at-Risk measures the impact of changing interest rates on value. For NPV-at-Risk calculations, an instantaneous shock of 1% is applied. The NPV-at-Risk asymmetry between the downward floored scenario and a +100 bps shock is primarily caused by the applying the regulatory 0% floor in this scenario.

The full value impact cannot be directly linked to the balance sheet or profit and loss account, as fair value movements in banking books are not necessarily reported through the profit and loss account or through equity. The value mutations are expected to materialise over time in the profit and loss account, if interest rates develop according to forward rates throughout the remaining maturity of the portfolio.

NPV-at-Risk banking books per currency (instantaneous parallel shock)
	2016		2015
	downward floored scenario	+100 bps	downward floored scenario	+100 bps
By currency
Euro	–55	–1,739	–583	–1,855
US Dollar	65	–62	–12	42
Other	51	–125	–58	36

Total	61	–1,926	–653	–1,777

ING Group Annual Report on Form 20-F 2016	F-188

Notes to the Consolidated financial statements - continued

NPV-at-Risk banking books per business (instantaneous parallel shock)
	2016		2015
	downward		downward
	floored		floored
	scenario	+100 bps	scenario	+100 bps
By business
Wholesale Banking	–157	–19	–76	53
Retail Banking Benelux	–224	–287	–159	–270
Retail Challengers & Growth Markets	328	–435	–640	–274
Corporate Line Banking	115	–1,186	222	–1,286

Total	61	–1,926	–653	–1,777

NPV-at-Risk banking books per accounting category (instantaneous parallel shock)
	2016		2015
	downward		downward
	floored		floored
	scenario	+100 bps	scenario	+100 bps
By accounting category
Loans and Receivables & Held to Maturity	114	248	–1,019	210
Available for Sale	115	–2,153	800	–2,248
Fair value through profit and loss	–168	–21	–434	261

Total	61	–1,926	–653	–1,777

The NPV-at-Risk is dominated by the interest rate sensitive long-term investments of own funds, as the equity itself is not modelled and hence is not presented as an offset for the investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. The asymmetry between the NPV-at-Risk for a downward floored scenario and a +100 bps shock is primarily caused by the flooring of interest rates for this scenario. Due to applying this flooring, negative convexity impacts do not materialize significantly in the risk figures of the downward scenario.

Year-on-year variance analysis

NPV-at-Risk for the downward floored scenario changed by EUR 714 million during 2016. The sensitivity for the downward floored scenario has mainly changed as a result of lower rates and is additionally impacted by the regulatory requirement that interest rates on savings have to be floored at zero. NPV-at-Risk for the total +100 bps shock changed during 2016 showing an increase of EUR 149 million. The NPV-at-risk for the +100 bps shock of the Corporate Line decreased due to a lower duration of the long-term investments of own funds. The change in the NPV-at-Risk for the Retail Challengers & Growth Markets is due to changes made to the model as a result of changing customer behaviour.

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV-at-Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

BPV banking books per currency
in EUR thousand	2016	2015
By currency
Euro	–13,043	–16,563
US Dollar	–550	424
Other	–1,303	357

Total	–14,896	–15,782

F-189	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

BPV banking books per business
in EUR thousand	2016	2015
By business
Wholesale Banking	–246	277
Retail Banking Benelux	–345	–448
Retail Challengers & Growth Markets	–2,149	–2,417
Corporate Line	–12,156	–13,194

Total	–14,896	–15,782

BPV banking books per accounting category
in EUR thousand	2016	2015
By accounting category
Loans and Receivables & Held to Maturity	1,907	4,691
Available for Sale	–21,666	–22,798
Fair value through profit and loss	4,863	2,325

Total	–14,896	–15,782

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of own funds, as the present value of this position is significantly impacted if interest rates move up by one basis point.

Year-on-year variance analysis

The overall BPV decreased in 2016 by EUR 0.9 million. This mainly results from a lower duration of capital investments. The changes in BPV in Retail Banking Benelux and Retail Challengers and Growth Markets reflect volume and duration changes of originating assets and liabilities. Cash flow hedges were executed at the Bank Treasury function to mitigate these changes. The Bank Treasury function for Retail Challengers and Growth Markets is reported under Wholesale Banking business. Besides the change of the overall BPV exposure there is a change in the exposure per accounting category. This is mainly the result of increased volume of both savings and mortgages. This move was mitigated by cash flow hedges, which revaluate through equity, and the lower duration of capital investments.

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

Governance – FX translation result

ING Bank’s strategy is to keep the target CET1 ratio within a certain range when FX rates fluctuate, whilst limiting the volatility in the profit and loss account. Therefore, hedges are only done to the extent that they can be hedge accounted for against equity. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. A selection of emerging market currencies that meet specific requirements do not have a target position, but are allowed to remain open under the policy.

ING Group Annual Report on Form 20-F 2016	F-190

Notes to the Consolidated financial statements - continued

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies for FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio a net foreign currency exposure exists.

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net exposures
	2016	2015	2016	2015	2016	2015
US Dollar	2,852	2,869	280	65	3,133	2,935
Pound Sterling	701	992	–128	–179	573	812
Polish Zloty	1,927	1,881	–584	–854	1,344	1,027
Australian Dollar	3,856	3,662	–3,324	–3,329	532	332
Turkish Lira	2,066	2,186	–3	–3	2,063	2,183
Chinese Yuan	3,012	2,817	–161	–168	2,851	2,649
Korean Won	958	838	–779	–662	179	176
Indian Rupee	714	1,172	–	–	714	1,172
Brazilian Real	253	211	–	–	253	211
Russian Rouble	589	429	–224	–181	364	248
Other currency	2,863	2,615	–1,472	–1,385	1,391	1,230

Total	19,792	19,672	–6,396	–6,696	13,396	12,977

In order to measure the remaining sensitivity of the target CET1 ratio against FX rate fluctuations, the CET1 at Risk (cTaR) measure is used. It measures the drop in the CET1 ratio from the target when stressing a certain FX rate. A negative sign in the stress scenario thus indicates that a depreciation of the corresponding currency against the Euro will result in a drop of the CET1 ratio.

CET1 ratio sensitivity ING Bank
	cTaR		Stress Scenario
	2016	2015	2016	2015
Currency
US Dollar	0.18%	0.13%	15%	15%
Pound Sterling	0.01%	0.01%	15%	–15%
Polish Zloty	0.00%	0.00%	–15%	15%
Australian Dollar	0.00%	0.00%	20%	20%
Turkish Lira	0.07%	0.07%	–25%	–25%
Chinese Yuan	0.09%	0.09%	–15%	–15%
Korean Won	0.01%	0.01%	–15%	–15%
Indian Rupee	0.03%	0.05%	–20%	–20%
Brazilian Real	0.01%	0.01%	–25%	–25%
Russian Rouble	0.02%	0.01%	–20%	–20%

The US Dollar is the main currency in terms of Net Exposure as the risk-weighted assets position in US Dollar is most significant besides the Euro.

Year-on-year variance analysis

The INR Foreign Investments have decrease by EUR 458 million to EUR 714 million (vs 2015) as a result of sale of Kotak shares. The increase in US Dollar cTaR is mainly due to appreciation of the US Dollar and an increase in US Dollar RWA.

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

F-191	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Risk Profile

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank equity exposure mainly consists of the investments in associates and joint ventures of EUR 1,003 million (2015: EUR 842 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 4,024 million (2015: EUR 4,434 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve, except in the case of impairment. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio
	2016	2015
Gross unrealised gains	2,675	2,662
Gross unrealised losses	–19	–29

Total	2,656	2,633

Year-on-year variance analysis

During the year ended 31 December 2016 the revaluation reserve relating to equity securities held in the available-for-sale portfolio fluctuated between a month-end low amount of EUR 2,201 million (2015: EUR 1,931 million) and a high amount of EUR 2,787 million (2015: EUR 2,709 million). The AFS portfolio decreased from EUR 4.4 billion in 2015 to EUR 4.0 billion in 2016, mainly due to the derecognition of Visa Europe shares and the reduction of the stake in Kotak Mahindra Bank, partly offset by an increase in the value of the investment in Bank of Beijing.

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

Risk profile

ING Bank has two main different categories of real estate exposure on its banking books: first, the own buildings ING Bank occupies, and second, development assets, which mostly consists of former Real Estate Development and Real Estate Investment Management activities. The total real estate exposure amounts to EUR 1.1 billion (excluding property from foreclosures and third party interest). ING Bank has EUR 0.1 billion recognised at fair value through profit and loss and EUR 1.0 billion is recognised at cost or revalued through equity (with impairments going through profit and loss). A split on the real estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2016	2015		2016	2015
Continent			Sector
Europe	968	1,136	Residential	104	115
Americas	36	45	Office	895	1,045
Australia	0	0	Retail	19	68
Asia	0	35	Industrial	18	16
Other	104	118	Other	72	91

Total	1,108	1,334	Total	1,108	1,334

Main exposure arises from office buildings in own use located in Netherlands and Belgium (EUR 0.7 billion), as well as retail and residential exposures in Europe (EUR 0.1 billion).

Year-on-year variance analysis

In total, real estate market risk exposure in the banking books decreased by EUR 0.2 billion mainly as a result of divestments. The remainder is due to impairments and fair value changes.

Market risk in trading books

Within the trading portfolios, positions are maintained in the professional financial markets. These positions are often a result of transactions with clients and may serve to benefit from short-term price movements.

ING Group Annual Report on Form 20-F 2016	F-192

Notes to the Consolidated financial statements - continued

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

Fair values of financial assets and liabilities

ING Bank aligns the pricing sources it uses with the Fair Value Hierarchy. The best evidence of Fair value are published price quotations in active markets. Where quoted prices are not available, other pricing sources and valuation techniques are used to determine fair value.

Examples of other pricing sources can be independent market vendors, brokers or market makers, or recent transactions. The range of prices obtained from these pricing sources can diverge. The choice for one or the other pricing source can therefore result in different estimates of fair value. Selecting the most appropriate price within this range requires expertise and judgement. The selection of the pricing sources used is subject to internal approval and review in the Market Data Committee.

Valuation techniques range from discounting of cash flows to valuation models. Such models are based on relevant risk factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these price factors require assumptions which imply that valuation models are subjective by nature. Depending on what valuation technique is used and what assumptions are made, the obtained fair value can be different, hence the implied downward and/or upward uncertainty of the accounting value may vary. For a classification of fair valued exposure to products in accordance with their degree of valuation uncertainty, refer to the section ‘Financial instruments at fair value’ of Note 37 ‘Fair value of assets and liabilities’.

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

ING Bank has aligned existing fair valuation adjustments with the regulatory standards for fair valued instruments issued by EBA, hence where possible it follows a unified valuation framework which meets both IFRS and CRR requirements. This approach is supported by a bank-wide valuation policy framework. Detailed methodologies for fair valued instruments per product and degree of liquidity are available. These cover among others close out costs and mid-price uncertainty. Benefits of this framework and chosen approach are a significant increase in consistency and transparency of the fair valuation of financial instruments across different locations and books. For compliance with EBA regulatory standards an additional valuation adjustment through capital on the concentrated positions (the Concentration AVA) of EUR 21 million after tax is booked for ING Bank in 2016. On a quarterly basis all valuation adjustments are discussed in the Global Pricing and Impairment Committee (GP&IC). This committee oversees the valuation framework and Independent price verification.

F-193	ING Group Annual Report on Form 20-F 2016

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

ING applies a Funding Valuation Adjustment (‘FVA’) to address the funding costs associated with the collateral funding asymmetry on uncollateralized or partially collateralized OTC derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

Credit & Trading Risk has the role to challenge the valuation and pricing sources used in the valuation models by the Front Office. Credit and Trading risk performs independent price verification to ensure that valuations are correct. The independent price verification and valuation adjustments are confirmed in the Local parameter committee. To ensure segregation of duties between Front Office and Credit & Trading Risk, the systems for pricing and price testing are secured in order to prevent unauthorised access.

Risk measurement

ING Bank uses a comprehensive set of methodologies and techniques to measure market risk in trading books.

Basel Committee/CRD IV

ING Bank follows the regulatory framework set out in the Capital Requirements Regulation (CRR/CRD IV) for its regulatory capital calculations. The Basel Committee is performing a Fundamental Review of the Trading Book, which may have a significant impact on the Pillar I calculations. The final guidelines were published in January 2016 and full implementation is not expected before 2019.

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

Backtesting

Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future trading results, estimates are based on historical market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the 1-day VaR. In addition to using actual results for backtesting, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2016 there were three occurrences where a hypothetical daily trading loss exceeded the daily consolidated VaR of ING Bank. The three outliers were caused by market movements for modelled risk factors. ING Bank reports the backtesting results on a quarterly basis to ECB.

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

ING Group Annual Report on Form 20-F 2016	F-194

Notes to the Consolidated financial statements - continued

Incremental Risk Charge

With the Incremental Risk Charge (IRC) ING Bank calculates an estimate of the default and migration risks for unsecuritised credit products in the trading book over a one-year capital horizon, with a 99.9% confidence level. For the calculation of IRC ING Bank performs a Monte-Carlo simulation based on a Gaussian copula model. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING Bank reviews the liquidity horizons regularly based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

ING Bank periodically assesses the compliance of the IRC model with the regulatory requirements by performing gap analyses, substantiating the modelling choices and quantifying the impact of alternative approaches.

Event Risk

Event Risk is a valuable risk management tool. Event Risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making that assures the bank to remain a financially healthy going concern institution after a severe event occurs. In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, Credit & Trading Risk performs separate stressed scenario tests to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stressed scenario tests to calculate Event Risk for monitoring the market risk under these extreme conditions. Event Risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING Bank. The Event Risk number for the ING Bank trading activity is generated on a weekly basis. Like VaR, Event Risk is limited by ALCO Bank.

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

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus daily trading profits and losses. The overnight VaR is presented for the ING Bank trading portfolio from 2012 to 2016.

F-195	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Consolidated trading VaR ING Bank 2012 – 2016 1

[1]	CVA risk is not included in VaR.

In 2016 there were two cases with large positive trading results. The first large positive trading result was driven by a combination of position changes; the second large positive result was driven by volatile market moves on the day of Brexit.

The risk figures in the table below only relate to the trading books for which the internal model approach is applied.

1d VaR for Internal Model Approach trading Portfolios[1]
amounts in millions of euros	Minimum		Maximum		Average		Year end
	2016	2015	2016	2015	2016	2015	2016	2015
Interest rate	3	3	10	8	5	5	5	4
Equity and commodity	2	4	11	10	5	6	4	6
Foreign exchange	1	1	5	4	2	2	2	1
Credit spread	4	7	11	10	6	8	7	9
Diversification[2]					–7	–9	–12	–6

Total VaR	5	8	22	17	11	12	6	14

[1]	CVA risk is not included in VaR.

[2]	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

In 2016, the average VaR was at a similar level as last year, as notable also in different risk types. The VaR was volatile during the year driven by position changes. Position changes decreased VaR by the end of the year in a response to increased market volatility.

ING Group Annual Report on Form 20-F 2016	F-196

Notes to the Consolidated financial statements - continued

EU MR3: Internal Model Approach values for CAD2 trading portfolios
amounts in millions of euros		2016	2015
VaR (10 day 99%)
1	Maximum value	64	64
2	Average value	33	44
3	Minimum value	9	29
4	Period end	36	43
Stressed VaR (10 day 99%)
5	Maximum value	131	110
6	Average value	72	71
7	Minimum value	40	41
8	Period end	84	78
Incremental Risk Charge (99.9%)
9	Maximum value	292	482
10	Average value	207	380
11	Minimum value	120	249
12	Period end	120	267
Comprehensive Risk capital charge (99.9%)
13	Maximum value	n/a	n/a
14	Average value	n/a	n/a
15	Minimum value	n/a	n/a
16	Period end	n/a	n/a

Risk position changes were also reflected in the 10 day VaR and 10 day Stressed VaR statistics. Compared to 10 day VaR in 2015, in 2016 position changes led to lower average, the wider range between a maximum and a minimum and a lower 10 day VaR at year-end. For 10 day Stressed VaR the average was stable compared to the previous year, while maximum and year-end values increased. The overall decrease in IRC in 2016 was largely caused by decreased debt exposures to a number of sovereigns.

Regulatory capital

According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the CRR, using internal VaR, Stressed VaR and Incremental Risk Charge models, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using Standardised Approach with fixed risk weights. In 2016, capital calculations for all trading books are made under the Internal Model Approach. Mismatches in FX risk from the banking books are incorporated under the Standardised Approach. ING Bank does not have a Correlation Trading Portfolio or any other securitisations in the trading book.

Standardised Approach

EU MR1: Market risk under Standardised Approach
		2016		2015
amounts in EUR millions		RWA	Capital requirements	RWA	Capital requirements
Outright products
1	Interest rate risk (general and specific)
2	Equity risk (general and specific)
3	Foreign exchange risk	1,081	87	1,328	106
4	Commodity risk
Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitisation (specific risk)

9	Total	1,081	87	1,328	106

F-197	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

The Market risk regulatory capital under Standardized Approach is fully driven by the foreign exchange risk in the non-trading portfolio. The decrease in foreign exchange risk in 2016 mainly relates to the decrease in INR (Indian Rupee) currency exposure, caused by the sale of shares in Kotak Mahindra Bank.

Internal Model Approach

EU MR2-A: Market risk under Internal Model Approach
		2016		2015
amounts in EUR millions		RWA	Capital requirements	RWA	Capital requirements
1	VaR (higher of values a and b)	1,123	90	1,797	144
(a)	Previous day’s VaR (Article 365(1) (VaRt-1))	449	36	535	43
(b)	Average of the daily VaR (Article 365(1)) on each of the preceding sixty business days (VaRavg) x multiplication factor ((mc) in accordance with Article 366)	1,123	90	1,797	144
2	SVaR (higher of values a and b)	2,546	204	2,931	235
(a)	Latest SVaR (Article 365(2) (sVaRt-1))	1,054	84	969	78
(b)	Average of the SVaR (Article 365(2) during the preceding sixty business days (sVaRavg) x multiplication factor (ms) (Article 366)	2,546	204	2,931	235
3	Incremental risk charge – IRC (higher of values a and b)	1,910	153	3,579	286
(a)	Most recent IRC value (incremental default and migration risks section 3 calculated in accordance with Section 3 articles 370/371)	1,500	120	3,339	267
(b)	Average of the IRC number over the preceding 12 weeks	1,910	153	3,579	286
4	Comprehensive Risk Measure – CRM (higher of values a, b and c)
(a)	Most recent risk number for the correlation trading portfolio (article 377)
(b)	Average of the risk number for the correlation trading portfolio over the preceding 12-weeks
(c)	8 % of the own funds requirement in SA on most recent risk number for the correlation trading portfolio (Article 338(4))

5	Total	5,579	446	8,307	665

The decrease in market risk Regulatory Capital for Trading as of 2015 is mainly due to decrease in exposures to sovereign issuers and as a result a decrease in IRC, and a change in risk positions during 2016 that resulted in decreases in VaR and Stressed VaR. The main changes in risk positions throughout the year were in equity derivatives portfolio and CVA hedge portfolio. The CVA hedges are capitalized under market risk framework, while CVA is capitalized under credit risk framework according to Basel rules.

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

Most important foreign exchange year-end trading positions
Deltacash amounts in EUR millions	2016		2015
Foreign exchange		Foreign exchange
US Dollar	201	US Dollar	160
Romanian New Leu	45	Romanian New Leu	57
Chinese Yuan	–40	Chinese Yuan	–42
South Korean Won	–22	South Korean Won	–46
Czech Koruna	21	Swiss Franc	18

ING Group Annual Report on Form 20-F 2016	F-198

Notes to the Consolidated financial statements - continued

Most important interest rate and credit spread sensitivities at year-end
amounts in EUR thousands	2016		2015
Interest Rate (BPV1)		Interest Rate (BPV1)
Euro	–119	Euro	–414
South Korean Won	–44	South Korean Won	–52
Polish Zloty	–32	British Pound	45
Indian Rupee	–23	US Dollar	43
Romanian New Leu	22	Japanese Yen	18
Credit Spread (CSO12)		Credit Spread (CSO12)
United States	333	Netherlands	–289
Germany	173	Germany	–154
Belgium	74	Norway	–110
India	–38	United States	99
Poland	–38	Spain	–89

[1]	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates. The figures Include commodity risk in banking books.
[2]	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end
		2016		2015
amounts in EUR thousands		Corporate	Financial Institutions	Corporate	Financial Institutions
Credit Spread (CSO11)
Risk classes
1	(AAA)	–3	–48	0	–60
2–4	(AA)	–21	26	13	–108
5–7	(A)	13	–9	12	–207
8–10	(BBB)	–126	–154	–61	–180
11–13	(BB)	–104	–88	–88	–64
14–16	(B)	0	–9	–3	–2
17–22	(CCC and NPL)	–1	–2	–12	–11
Not rated		1	1	3	1

Total		–241	–283	–136	–631

[1]	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

According to the Capital Requirements Regulation (CRR/CRD IV) ING Bank monitors and controls its large exposures, including exposures in the trading books. In the course of 2016 there were no exposures in the trading book exceeding the regulatory large exposure limits.

Funding and liquidity risk

Introduction

Funding and liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions.

ING Bank incorporates funding and liquidity management in its business strategy. In order to optimise its funding and liquidity risk management, ING Bank has developed a funding and liquidity risk framework aimed at maximising liquidity access and minimising funding risks and costs. The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to ensure safe and sound operations under normal market circumstances and in times of stress.

Governance

Within ING Bank, the MBB, staff departments from the CRO and CFO domain, Capital Management and Bank Treasury have oversight of and are responsible for managing funding and liquidity risk. The MBB defines the funding and liquidity strategy, target funding and liquidity position and the risk appetite based on recommendations from Bank Treasury, Capital Management, Balance Sheet Risk and Finance.

Liquidity risk management within ING Bank falls under the supervision of the ALCO function, with ALCO Bank as the highest approval authority overseeing the execution of the overall strategy set by the MBB.

F-199	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Bank Treasury is a 1st line of defence function. Its main funding and liquidity responsibilities are to manage ING’s funding gap and ING’s (regulatory) liquidity position. Bank Treasury is ING’s primary contact to the market for long and short term funding, with exception of capital transactions which are under the responsibility of the Capital Management function and the execution of some specific structured funding products which are executed by Financial Markets under a mandate that provides strict guidance around pricing, volumes, optionalities and tenors.

The 2nd line Balance Sheet Risk function is responsible for defining the governance with regard to funding and liquidity management and facilitates the decision making processes for ALCO Bank regarding this. Next to this, Balance Sheet Risk sets the standards for the funding and liquidity risk approach (identify, assess, control, monitor and report). Furthermore, it determines adequate policies and procedures for managing and monitoring liquidity risk and checks compliance with guidelines and limits.

Management

Framework

ING’s liquidity risk management framework incorporates all relevant risk principles with regard to the daily and on-going management of funding and liquidity risk. The framework contains the following key elements:

•	Liquidity risk appetite: This is set by ALCO Bank (which includes all MBB members) in line with ING’s complexity, business mix and liquidity risk profile. The risk appetite is reviewed on an annual basis and forms part of the input of business units in their medium term business plans. The defined risk appetite is allocated to the lower level ALCO’s;

•	Funding: The Bank Treasury function sets and updates the funding strategy and funding planning, taking into account diversification in sources and tenor of funding;

•	Intraday Liquidity Management: Bank Treasury actively manages its short term liquidity positions and risks to meet payment and settlement obligations on a timely basis under both normal and stressed conditions;

•	Collateral Position Management: Bank Treasury actively manages the liquidity risk of its collateral positions to meet ING’s collateral needs, and resources, under both normal and stressed conditions and in accordance with all internal and regulatory rules;

•	Liquidity buffers: ALCO Bank ensures that sufficient liquidity is maintained, in accordance with Bank- and regulatory rules and standards, including a buffer of unencumbered, high quality liquid assets, to withstand stress events, such as those involving the loss or impairment of both unsecured and secured funding sources;

•	Liquidity risk transfer and pricing: ALCO Bank sets and maintains a Funds Transfer Pricing (FTP) framework that optimises Bank-wide funding and liquidity risk management, whereby all business units must transfer their structural funding and liquidity risks to Bank Treasury whilst managing their own customer behaviour liquidity risk costs. Any negative carry resulting from necessity to keep a buffer of liquid assets as contingent liquidity is not captured in FTP, this negative carry is captured and allocated through a separate contingent liquidity charging (CLC) mechanism;

•	Stress testing: ALCO ensures that liquidity stress tests are planned, designed, conducted and reviewed, to identify sources of potential liquidity strain, to determine how these can and will be addressed and to ensure that current exposures remain within the established liquidity risk tolerance; and

•	Contingency Funding Plan: ALCO ensures the design, regular test and maintenance of formal Contingency Funding planning, setting out the strategies for addressing liquidity shortfalls in emergency situations, outlining procedures to manage these situations, establishing clear lines of responsibility, and articulating clear implementation and escalation procedures.

Liquidity risk appetite

ING’s liquidity risk appetite expresses the level of liquidity risk ING is willing to take in pursuit of its strategic objectives. The Liquidity Risk Appetite Statements (RAS) are aligned with the ING strategy and are allocated to the ING entities by way of limits, where needed per ING entity. ING’s Liquidity RAS is build up of three levels:

•	RAS Level 1 are considered in conjunction with each other for the purpose of steering the ING Bank liquidity positions as they differ in assumptions, horizon and scope. The level 1 risk appetite statements (i) assure compliance with regulatory requirements (LCR and NSFR) and (ii) set adequate buffers related to internally defined stress scenarios;

•	RAS Level 2 are additional principles that allow assessing different aspects of ING consolidated liquidity position and/or balance sheet (ratios). They can ultimately affect RAS Level 1, or they can be complementary to RAS Level 1 (where the differences lie in either the metrics, the assumption, the data source or both). The level 2 risk appetite statements focus on (i) ING Bank’s cash & collateral position, (ii) the asset encumbrance ratio, (iii) assure sufficient levels of funding diversification; and

•	RAS Level 3 are additional principles that allow assessing aspects of the consolidated liquidity position that concern certain parts of on- and off- balance sheet items, or represent a further specification of RAS Level 1 or Level 2.

This RAS hierarchy is applied consistently for all currencies and for USD for both the consolidated ING scope and ING Bank N.V. solo. Where relevant the RAS are cascaded down to specific regional and local levels.

ING Group Annual Report on Form 20-F 2016	F-200

Notes to the Consolidated financial statements - continued

Based on the above, ING Bank has defined the following funding and liquidity risk management risk appetite statements:

•	Home/host regulatory liquidity limits must be pro-actively complied with;

•	The time-to-survive in a funding stress situation must extend over defined period, depending on the level of stress applied;

•	Funding of longer-term assets and investments must be done by stable and longer-term liabilities;

•	Geographical dependencies with respect to intra-group funding are to be limited; and

•	Diversification must be in place of funding profile, across funds providers, instrument types, geographic markets, tenors and currencies.

Funding

In detailing the activities of the bank regarding utilisation of professional market funding sources, the following key principles apply:

•	Maintaining adequate market access in both normal and stressed but operable market conditions;

•	Managing risk by adhering to internally and externally imposed risk limits and balance sheet ratios; and

•	Optimising the cost of funding under the principles above.

With respect to funding sources, ING Bank manages its balance sheet prudently, whereby short-term funding is primarily utilised for funding short-term assets. The bank aims to fund longer term assets and investments by stable and longer term liabilities. Next to this, ING Bank monitors exposures in major currencies such as the USD. Monitoring and control of the USD funding is effectuated through a dedicated USD funding and liquidity risk framework.

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

Collateral position management

The objective of the Collateral Management is to ascertain that ING Bank can meet collateral requirements for ING’s collateral needs. ING Bank maintains a liquidity buffer existing of cash, cash equivalents and other highly liquid unencumbered assets to facilitate this. Tactical (short term) management of the liquidity buffer is performed, by increasing or decreasing the liquidity coverage with collateral transformation by execution of repos, in order to meet internal and regulatory requirements. Reporting and analysis is performed, providing availability of collateral for emergency financing, its eligibility and its route to cash in an efficient manner.

Liquidity buffers

The liquidity buffer ING Bank holds can be seen as the short-term part of the counterbalancing capacity, i.e. the total of available sources and measures within ING to generate liquidity (including also stopping professional lending), and serves as a cushion for liquidity needs under normal and stressed conditions.

The size and composition of the Liquidity buffer depends on ING’s risk appetite and regulatory liquidity standards. In the buffer, only assets that are included that are ‘unencumbered’ and freely available for liquidity purposes. Bank Treasury ensures functional management of all liquidity buffers within ING Bank, both buffers at Bank level and buffers at local business unit level.

The liquidity buffer is held as an insurance against a range of stress scenarios, covering the additional need for liquidity that may arise over a defined short period of time under stress conditions. ING’s minimum standards for liquidity buffers are described below:

•	When local regulatory rules require so, local liquidity buffers can be established. Although locally established, these buffers must be centrally functionally managed by the Bank Treasury function;

•	The buffer must be aligned in relation to the contractual and expected expiry calendars and other expected or planned developments;

•	The size of the buffers is supported by estimates of liquidity needs performed under the Bank’s or business entity’s stress testing and be aligned with the liquidity risk appetite;

•	The liquidity buffer is composed of cash and core assets that are eligible for the Liquidity Coverage Ratio (LCR) and/or highly marketable, which are not pledged to payment systems or clearing houses. For longer term buffer purposes, a broader set of liquid assets might be appropriate, subject to the Bank’s or entity’s ability to generate liquidity from them under stress, within the specified period of time; and

•	The location and size of liquidity buffers reflects the Bank’s or entity’s structure (e.g. legal and geographical) and business activities.

F-201	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Liquidity risk transfer and pricing

Funds Transfer Pricing (FTP) is an internal measurement and allocation system that assigns a profit contribution to funds raised, lent, or invested. FTP is the pricing mechanism used within ING to transfer interest rate risk, basis risk and liquidity risk positions from commercial units to Bank Treasury. The FTP framework enables local ALCOs to set their local FTP levels and manage these risks for all internal transfers at local level. This means that these risks are transferred from the business to a separate Bank Treasury book where they can be monitored and managed more efficiently and effectively. Any negative carry resulting from necessity to keep a buffer of liquid assets as contingent liquidity is not captured in FTP. This negative carry is captured and allocated through a separate contingent liquidity charging (CLC) mechanism. The liquidity costs, benefits and risks are considered in the product pricing, design and offering and in the Product Approval and Review Process (PARP) or deal approval and other related processes for commercial products by the business units.

Stress testing

Stress testing allows ING to examine the effect of exceptional but plausible future events on the liquidity position of the bank and provides insight into which entities, business lines or portfolios are vulnerable to which type of risks and/or in which type of scenarios. Liquidity stress testing is an important tool in identifying, assessing, measuring and controlling funding and liquidity risks, providing a complementary and forward-looking perspective to other liquidity and funding risk management tools.

In line with SREP and EBA guidance, ING’s liquidity position is stress tested on a monthly basis under a particular scenario that is a mix between a market event and an ING specific event. The outcome of stress tests are evaluated and provide input to any follow-up on the need for additional contingency measures.

In addition to the bank-wide stress test framework as described in the ING Bank risk profile section, stress test reports are produced with respect to the funding and liquidity position on a regular basis. Some of these stress tests are regulatory driven, and others are based on internal scenarios. On a weekly basis ING reports an internal net liquidity position metric, this is reported on a consolidated (bank) level for the main entities and split in Euro and US Dollar. On a monthly basis ING Bank reports the Liquidity Coverage Ratio (LCR) and a internally defined stress scenario related to the time-to-survive period. Additionally, on a quarterly basis, ING Bank reports a number of internally defined stress scenarios related to time-to-survive periods.

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

Contingency funding plan

In the contingency funding plan, contingency liquidity risk is addressed which specifically relates to the organisation and planning of liquidity management in time of stress. Within ING Bank, for contingency purposes, a dedicated crisis team – consisting of key MBB members and senior management representatives from e.g. Risk, Finance, Capital Management and Bank Treasury – is responsible for liquidity management in times of crisis. Throughout the organisation contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis. The contingency funding plans are developed in line with the ING Recovery Plan and are tested on a regular basis, both centrally and at business unit level.

Funding and Liquidity profile

Funding sources

In 2016, ING Bank had readily access to a large variety of funding sources, both short term and long term. In the table below, the various funding sources are presented in the funding mix:

ING Bank Funding Mix
	2016	2015
Funding type
Retail deposits	51%	48%
Corporate & other deposits	21%	22%
Interbank (incl. central bank)	5%	5%
Lending/repurchase agreement	5%	5%
Public debt	16%	18%
Subordinated debt	2%	2%

Total	100%	100%

The funding mix remained well diversified. Retail deposits remained ING Bank’s primary sources of funds and slightly increased to 51% of the total funding mix per year end 2016. The Loan-to-Deposit ratio (excluding securities at amortised costs) increased from 1.04 per 2015 year-end to 1.06 per year end 2016.

ING Group Annual Report on Form 20-F 2016	F-202

Notes to the Consolidated financial statements - continued

Regulatory developments

Based on the Delegated Act on the LCR issued by the European Commission in October 2014, the EBA issued Implementing Technical Standards with regard to the reporting of the LCR as per 1 October 2015. The LCR is currently calculated and reported based on this Delegated Act and the corresponding Implementation Technical Standards. A Corrigendum for the LCR Delegated Act is in the making and is expected to be issued later in 2017.

The current implemented additional monitoring metrics will be extended with a maturity ladder template, which was out of scope in the initial implementation.

In November 2016, the EC has submitted a legislative proposal on NSFR to the European Parliament and Council. It is expected that the NSFR will come into force two years after its approval by the European Parliament and Council, with an indicative date of 2019. The NSFR ratio is currently reported on a quarterly basis based on BCBS and EBA guidance.

The European Commission proposal also contains guidance on disclosure. This means that disclosure requirements will come into force after the approval by the European Parliament and Council.

Non-Financial Risk

Introduction

The Non-Financial Risk (NFR) function encompasses the operational and compliance risk management functions. It ensures appropriate risk controls in these functional areas by implementing clear policies and minimum standards which are embedded in ING Bank business processes in all divisions. The necessary infrastructure is in place to enable management to track events and non-financial risk issues. A comprehensive system of internal controls that are reviewed and updated as necessary creates an environment of continuous improvement in managing non-financial risk.

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

The Head of Corporate Operational Risk Management (CORM) and the Chief Compliance Officer report to the Chief Risk Officer (CRO) and are jointly responsible for developing the framework of non-financial risk policies and standards within ING Bank and for monitoring the quality of non-financial risk management in the divisions.

The Chief Compliance Officer (CCO) is the general manager of the Bank Compliance Risk Management department and the Head of the Compliance Risk Management function within the Bank. This is an independent function responsible for developing and establishing the Bank-wide policies and minimum standards for managing compliance risks. The CCO assists and supports the MBB in managing ING Bank’s compliance risks and control framework. The CCO is a permanent participant of the Risk Committee of the Supervisory Board and meets regularly with its Chairman.

The NFR function uses a layered functional approach within divisions to ensure systematic and consistent implementation of the framework of policies and minimum standards within ING Bank. To avoid potential conflicts of interests, it is imperative that staff in this function are independent and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level within Operational Risk Management (ORM) and Compliance is in place. The functional reporting line has clear accountabilities with regard to objectives setting, remuneration, performance management and appointment of new staff as well as obligations to veto and escalate.

Framework

Non-financial risk is the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems; a failure to comply with laws, regulations and standards; or external events. ING Bank has a comprehensive framework for non-financial risks that supports and governs the process of identifying, measuring, mitigating, monitoring and reporting non-financial risks. It reflects the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

F-203	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Risk & Control Self-Assessment

Identification and assessment of non-financial risks inherent to ING Bank products, activities, people, processes and systems provide management with an understanding of the operational risk profile. Based on the identification and assessment, internal controls are designed for mitigation of risks to remain within the risk appetite.

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

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set by the Bank NFRC. Adherence to this risk appetite is monitored quarterly through the NFR Dashboard which reports the key non-financial risk exposures. The NFR Dashboard provides management at country, divisional and bank level with an overview of key risks within the non-financial risk areas including compliance risks, information security risks, continuity risks, control risks, fraud and unauthorised activities risks and personal and physical security risks, enabling management to focus and set priorities.

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of non-financial risk throughout ING Bank to ensure that ING Bank stays in control of its current and future non-financial risks.

Advanced Measurement Approach (AMA)

ING Bank has an Operational Risk Capital model in place in which the risk profile is closely tailored to the internal risk profile of ING Bank and its divisions, by using scenario data for capturing severe risks and internal loss and RCSA data for capturing day-to-day risks. The business has a strong role in assessing scenario severities and the ORM function in validating the results. The internal data are combined with external loss data (ORX) in the AMA capital calculation. Since April 2013 ING is allowed to use its AMA model for regulatory supervision purposes. ING Bank reports the regulatory capital numbers on a quarterly basis. The AMA capital requirement per the end of 2016 amounts to EUR 3,242 million, compared to EUR 3,451 million per 2015 year-end.

Risk mitigations

ING Bank is currently not using any insurance or risk transfer mechanisms for the mitigation of risk in the context of the AMA capital calculation.

ING Group Annual Report on Form 20-F 2016	F-204

Notes to the Consolidated financial statements - continued

Operational risk

Definition

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

Risk categories

ING Bank categorises operational risks in a number of risk areas:

•	Information (Technology) risk is the risk of financial loss, regulatory sanctions or reputational damage due to breaches of confidentiality, integrity or availability within business processes or information or lack of information quality;

•	Continuity risk is the risk of financial loss, regulatory sanctions or reputational damage due to business disruptions (loss of people, processes, systems, data, premises);

•	Control risk is the risk of financial loss, regulatory sanctions or reputational damage due to ineffective organisation structures and governance procedures (including unclear roles and responsibilities and inadequate reporting structure); monitoring and enforcement of risk mitigating measures; and risk culture;

•	Internal fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by employees (incl. temporary workers, third party contractors, internships and consultants) who intend to deceitfully or unlawfully benefit themselves or others;

•	External fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by external parties (clients, potential clients or other third parties, including vendors and outside agencies) who intend to deceitfully or unlawfully benefit themselves or others;

•	Unauthorised activity risk is the risk of financial loss, regulatory sanctions or reputational damage due to employees performing outside the normal course of their business, intentionally giving unauthorised approvals or overstepping of their authority;

•	Personal and physical security risk is the risk of financial loss, regulatory sanctions or reputational damage due to criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might have an impact on ING organisation’s confidentiality, integrity or availability;

•	Processing risk is the risk of financial loss, regulatory sanctions or reputational damage due to failed (transaction) processing (input, execution, output) or failing process management; and

•	Employment practice risk is the risk of financial loss, regulatory sanctions or reputational damage due to acts inconsistent with employment, health and/or safety laws, regulations or agreements, from payment of personal injury claims, or from diversity/discrimination events.

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

Main developments in 2016

Internal and external fraud

The risk of clients and ING Bank staff being targeted by fraudsters using social engineering techniques to execute payments is still increasing and CxO impersonation fraud (criminals investigate the senior management structure of an organisation and target key positions) remains a significant threat. Efforts are undertaken to mitigate the risk such as creating awareness for customers and staff. ING Bank stringently monitors both this type of fraud and new emerging fraud methodologies.

ING Bank continues working on strengthening its global fraud resilience and to strengthen its control environment as fraudsters turn their interest to the end-user. Exploring and combining automated fraud detection tools that can be used for monitoring or early detection of fraudulent incoming and outgoing payments remains important in fraud prevention. These are used to further enhance an effective set of organisational controls.

F-205	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Cybercrime

Cybercrime is a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. Particularly threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and Ransomware intensify worldwide. ING Bank builds on its cybercrime resilience, further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats. During 2016 ING did not experience any cyber incident that can be classified as material. ING provides continuous reporting on cyber incidents to the ECB.

ING Bank also works on strengthening its global cybercrime resilience including strong collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Compliance risk

Definition

Compliance risk is defined as the risk of impairment of ING Bank’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss, due to a failure (or perceived failure) to comply with applicable laws, regulations and standards and the ING Values as part of the Orange Code. We aim to effectively manage compliance risks that could expose ING Bank to reputational damage, fines, civil and criminal penalties, payment of damages, court orders and suspension or revocation of licenses that would adversely impact our customers, staff, shareholders and other stakeholders.

The Bank Compliance Risk Management function established a compliance control framework in which controls are defined based on laws, regulations and standards that are part of the internal control framework of ING Bank applicable to non-financial risks. To support management in mitigating compliance risks, the Bank Compliance Risk Management function educates and supports the business in managing compliance risks related to e.g. money laundering, terrorist financing, sanction and export control compliance, conflicts of interests, mis-selling, corruption and protection of customers’ interests.

Risk categories

ING Bank categorises compliance risk into four conduct-related integrity risk areas:

•	Client conduct refers to the compliance risks arising from the relationship with or generated by the conduct of our clients and/or business partners, like money laundering or terrorist financing. Those risks are generally defined within ING Bank as Financial Economic Crimes (FEC);

•	Personal conduct refers to the compliance risks arising from the conduct of ING employees;

•	Financial Services conduct refers to the compliance risks arising from or generated by the conduct of ING Bank when developing, marketing and/or selling products and services to its clients;

•	Organisational conduct refers to the compliance risks arising from the way the Bank is organising itself to develop its activities. This category covers for instance the licences required to perform its regulated banking activities or the operating effectiveness of its information barriers.

The controls to mitigate the compliance risks associated with the above mentioned risk areas are designed and embedded in the ING business units. The effectiveness of the controls as designed is tested periodically, and senior management is aware about their responsibility to ensure their processes are compliant with applicable laws and regulations, ING Bank’s internal policies and the Orange Code.

In cases where an employee from ING Bank suspects a breach of external laws and regulations, internal policies and minimum standards and/or the Orange Code they are encouraged to (anonymously) speak up in line with the Whistleblower policy using the most appropriate channel, e.g. the (external) ethics line.

Financial Economic Crime (FEC) Policy and Minimum Standards

The ING Bank FEC Policy and Minimum Standards directly reflect relevant national and international laws, regulations and industry standards. The ING Bank FEC Policy is mandatory and applies to all ING banking entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING Bank entities maintain local procedures aiming to enable them to comply with local laws, regulations and the ING Bank FEC Policy and Minimum Standards. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy and Minimum Standards prevail when the standards therein are stricter than stipulated in local laws and regulations and if not specifically forbidden (data privacy or bank secrecy).

ING Group Annual Report on Form 20-F 2016	F-206

Notes to the Consolidated financial statements - continued

The ING Bank FEC Policy and Minimum Standards set the requirements for all ING Bank entities with respect to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

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

ING Bank has a FEC control framework in place to mitigate the risks related to Financial Economic Crime.

Also in 2016, the Ukraine-related sanctions as imposed earlier by both the US and the EU remained in force. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING Bank entities use their existing control framework to ensure compliance with these sanctions.

Main developments in 2016

Regulatory developments

Compliance with applicable laws and regulations is resource-intensive and costly. Banks continue to be faced with new and increasingly onerous regulatory requirements, and we expect the scope and extent of regulations in the jurisdictions in which we operate to generally increase further. ING is concerned that the lack of coordination among policy makers and the lack of clarity on future regulatory requirements is making it increasingly difficult to actively support the economies where we operate.

Regulation is becoming increasingly more extensive and complex. A recent example is the implementation of the Common Reporting Standard (CRS), which like FATCA requires financial institutions to report detailed client-related information to the competent authorities. Customer due diligence (CDD) and transaction monitoring impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering (AML), terrorist financing, and fraud.

Despite our efforts to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations are unclear, subject to multiple interpretations or under development, are in conflict with each other, or where regulators revise their guidance or courts overturn previous rulings. Meeting all these requirements within the strict timelines that have been set poses a significant operational challenge for banks. Implementing the necessary processes and procedures to effectively comply has significant implications for IT systems and data, while people who have the necessary knowledge and skills are scarce.

User Access Management (UAM) is an important element of our control framework to mitigate unauthorized and / or inappropriate access to our data and information. The standards of controls on UAM are high and best practices illustrate that the trends are towards further increasing requirements. We have identified control deficiencies related to UAM and a central task force was formed to coordinate, assess, monitor and track remediation efforts that resulted in increased focus by the Executive Board, senior management and ING staff. In 2017, management will continue to enhance the internal controls, mitigation and monitoring the progress of mitigation and remediation.

Compliance Risk Culture Monitoring

The Bank Compliance Risk Management function enhanced its control framework by assessing the operation of soft controls in relation to compliance risks in addition to hard controls. The aim of Compliance risk culture monitoring is to assess the risks that might influence the conduct and risk culture, promoting the individual integrity of all employees and enhancing the overall culture that is led by integrity.

Market Abuse

Integrity and transparency in financial markets are essential for public and investor confidence. In light of revised Market Abuse European legislation that came into effect on 3 July 2016, ING Bank issued a new Market Abuse Policy and Minimum Standard to prevent insider dealing, unlawful disclosure of inside information and market manipulation, including benchmark manipulation. A central project was established to support ING’s commitment in adhering to the revised market abuse European legislation and to create consistency throughout the organisation with respect to the roll out and implementation of the policy and minimum standard requirements.

F-207	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Financial Economic Crime

The 4th AML Directive as issued by the European Union has been incorporated into the update of the FEC Policy and Minimum Standards. The main changes in this Directive (compared to the 3rd AML Directive) are related to: the establishment of an UBO register (at national level with the potential to share the information within the European Economic Area (EEA)) and a stronger approach towards the application of Due Diligence on ING’s customers. The final translation of the 4th AML Directive into the laws and regulations of the EU member states is foreseen in Q2/2017. Various global programs have started in 2016 to enhance the Know Your Client process and the risk assessment of the clients’ files, as well as strengthening the requirements and activities relating to Client Activity Monitoring.

Regulator relationships

The Bank Compliance Risk Management function continued its policy of investing in pro-active relationship building with regulators in the jurisdictions where ING Bank operates, by striving for cooperation in identifying and mitigating compliance risks for ING Bank as well as seeking to contribute to the regulatory debate going forward.

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

Non-Financial Risk Awareness

Promoting Integrity Programme

The Promoting Integrity Programme was started in 2010 and is an innovative programme consisting of e-learning modules on key bank-wide topics that can be followed-up with dialogue sessions in which managers discuss the issues raised with their teams. The programme is sponsored by board members and senior managers and is created to ensure that every employee in every part of ING Bank understands how their actions and behaviour can help earn and retain customer and stakeholder trust. The modules consist of several case studies and real life examples which require staff to think about various aspects of the issue. In 2016 Cybersecurity was addressed, with a closer look at CxO fraud, the risks of malicious apps, innovation and vulnerability to cybercrime, how to secure our assets (including responsible disclosure) and identity theft.

Learning

An e-learning module for all ING Bank employees was launched to raise awareness of Market Abuse and its consequences, addressing new and stricter legislation that took effect in July 2016. It aimed at increasing knowledge of ING standards, regulatory obligations and market practice to prevent it, looking at aspects, such as insider dealing, unlawful disclosure of inside information, market manipulation and how to guard against them. Also understanding the human element involved to remain alert and maintain high standards of integrity and adhering to the Orange Code values.

Global education and awareness in the form of e-learning modules, awareness sessions and material was provided on topics such as Fraud and Security, Conflicts of Interest, Financial Economic Crime (FEC) and an ORM Onboarding e-learning for staff new to Operational Risk Management worldwide. Similar to what was developed earlier for Compliance Risk Management, an ORM curriculum and learning path was launched in the ING Learning Centre that gives staff in Operational Risk Management worldwide an overview of available ORM and other relevant training, including recommended external trainings. For staff in the Netherlands an Insiders e-learning was developed. Furthermore, there were end of year campaigns for anti-bribery and anti-corruption to strengthen awareness.

Classroom sessions were delivered on general non-financial risk awareness for all lines of defence in the Netherlands and in other countries. This included training in introduction programmes for new staff and talent programmes. The international Training on Operational Risk was held for staff in ING Bank worldwide who are new to the ORM function. Compliance Risk Management held its mandatory international Compliance Officer Training programme for all new Compliance Officers in ING Bank worldwide and also held an advanced Compliance Officer Training for senior compliance officers in ING Bank worldwide. For Compliance and ORM staff, there were classroom trainings on Risk Assessment and Monitoring. Classroom trainings and workshops were held for risk officers involved in the areas of Information Risk and Business Continuity Risk to update and align these communities with regard to models, toolkits, internal standards and procedures.

In addition, regular global calls and webcasts were organised on various subjects to provide advice and clarification to non-financial risk staff and provide the opportunity to ask questions.

ING Group Annual Report on Form 20-F 2016	F-208

Notes to the Consolidated financial statements - continued

Business Risk

Introduction

Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes/margins, expenses as well as the impact of customer behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of business risk capital is done by calculation of two components that are combined to one business risk figure via the variance-covariance methodology:

1.	Expense risk covers the risk that expenses will deviate from the expected expenses over the horizon of the relevant activities. This risk primarily relates to the (in)flexibility to adjust expenses, when that is needed. Expense risk only concerns non-financial expenses (e.g. staff and IT expenses); financial expenses are not in scope; and

2.	Customer behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The customer behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.

Governance and risk management

The governance and management of Business Risk differs from the risk types that have been described in the sections before. ING Bank has not developed explicit risk appetite statements regarding business risk nor has it set up a department that is responsible for managing this risk. The main reason is that the underlying risk types (expense risk, volume-margin risk, and customer behaviour risk) are mitigated and managed in a different way. Expense risk is monitored and managed via the financial performance of the bank and the local units, whereby the reported expense numbers are compared on a quarterly basis with the 2020 Ambition of having a cost/income ratio between 50% and 53%. Deviations from this ambition are monitored as part of the financial projections that are discussed continuously within different parts of the organisation. For customer behaviour risk, the management and monitoring of this risk is part of the day-to-day business of the Balance Sheet Risk department. As of January 2017, customer behaviour risk will be reported under market risk economic capital. For a more extensive explanation of the risk management practices for customer behaviour risk, please refer to the ‘Market Risk in Banking Books’ section.

F-209	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

2.2.2 Capital management section

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

ING applies the following main capital definitions:

•	Common equity Tier 1 capital, Tier 1 capital and Total capital – Tier 1 capital is defined as shareholders’ equity plus Additional Tier 1 (hybrid) capital less regulatory adjustments. Common equity Tier 1, Tier 1 and Total capital divided by risk-weighted assets equal the Common equity Tier 1, Tier 1 and Total capital ratios respectively. Common equity Tier 1 capital is equal to Tier 1 capital excluding Additional Tier 1 (hybrid) capital;

•	Common equity Tier 1 Risk Appetite – the solvency risk appetite statement is not only compared to the actual reported level, but also includes the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon) as described in the Risk Management section;

•	Overall Capital Requirement (OCR). The OCR means that ING’s own funds exceeds the sum of the total SREP capital requirement (wherein per risk type the maximum is taken of Regulatory and Economic Capital requirements), capital buffer requirements and macro-prudential requirements.

Developments

2016 was an important year for ING Group, as it further strengthened its capitalisation. The further regulatory capital strengthening reflects the sale of the remaining stake in NN Group as well as strong profitability. Although the regulatory environment remains uncertain, our capital position ensures we can continue to support our customers to realise their financial future.

In January 2016, ING sold 33 million ordinary shares of NN Group and subsequently exchanged the final tranche of EUR 337.5 million mandatory exchangeable subordinated notes in February 2016, which were issued in 2014 as part of the anchor investment in NN Group. These transactions reduced ING’s remaining stake in NN Group from 25.8% to 14.1%. In April 2016, ING sold its remaining 14.1% stake in NN Group. The divestment of NN Group is the final step of ING’s programme to divest all of its insurance and investment management businesses as part of the restructuring agreement with the European Commission. As a result of the sale of NN Group shares, NN Group is not an investment anymore and available Tier-1 instruments on-lent to NN Group do not longer need to be deducted of available Tier-1 capital. This had a positive impact on available Tier-1 capital of EUR 0.8 billion.

All net capital flows in 2016 related to the sale of insurance related activities are disclosed in Note 51 ‘Other events’

In March 2016 a GBP 66 million grandfathered additional Tier 1 security, which was fully on-lent to ING Bank, was redeemed by ING Group on its first call date. In April 2016, ING Bank NV issued EUR 1 billion CRD IV-eligible Tier-2 instruments. The transaction had an issuer substitution option which gives ING the right to exchange these for subordinated Tier-2 notes issued by ING Groep NV.

In September 2016, ING Group redeemed USD 800 million 7.05% grandfathered Perpetual Debt Securities which were on-lent to ING Bank NV.

In November 2016, ING Group issued USD 1,000 million contingent convertible Securities which qualify as Additional Tier-1 capital under CRD IV/CRR to strengthen ING’s capital base. The perpetual bond, which will be on-lent to ING Bank can be called by ING Group five years after issuance, has a coupon of 6.875%.

The transitional (phased-in) common equity Tier 1 requirement that ING Group had to meet on a consolidated basis in 2016 was set at 10.25%. This requirement is the sum of (i) 9.5% being the ECB’s decision on the 2015 Supervisory Review and Evaluation Process (SREP), including the capital conservation buffer, and (ii) 0.75% for the Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank. The fully-loaded SRB requirement is currently set at 3% for ING Group and phases in over four years, with a final implementation date of 1 January 2019. The impact from countercyclical buffer requirements was insignificant at the start of 2016.

ING Group Annual Report on Form 20-F 2016	F-210

Notes to the Consolidated financial statements - continued

At year-end 2016, ING Group received the ECBs decision on the 2016 SREP. The common equity Tier 1 requirement for ING Group was set at 9.0% in 2017. This requirement consists of a 4.5% Pillar 1 requirement, a 1.75% Pillar 2 requirement, a 1.25% Capital Conservation Buffer (CCB) and the 1.50% Systemic Risk Buffer (SRB) which has been set separately for Dutch systemic banks by the Dutch Central Bank (De Nederlandsche Bank). This excludes Pillar 2 guidance, which is not disclosed. The CCB and the SRB are scheduled to phase-in over the coming years to 2.5% and 3.0% respectively by 1 January 2019. Consequently, the fully-loaded Maximum Distributable Amount (MDA) trigger level is expected to rise from 9.0% in 2017 to 11.75% in 2019 and assumes a stable Pillar 2 requirement. In the event that ING Group breaches the MDA level it may face restrictions to pay dividends, coupons on AT1 instruments and bonuses. The impact from the Countercyclical Buffer (CCyB) is negligible at this stage.

With a 14.2% fully-loaded Group common equity Tier 1 ratio as at 31 December 2016, ING is in compliance with the current fully-loaded requirement of 11.75%. ING Group’s fully-loaded Tier 1 ratio (including grandfathered securities) was 16.6% at the end of 2016, while the total capital ratio (including grandfathered securities) increased to 19.7%.

To support orderly resolution, the BRRD requires banks to meet minimum requirements for own funds and eligible liabilities (MREL). In addition, ING as a Global Systemically Important Bank (G-SIB) needs to comply with the total loss absorption capacity (TLAC) proposal published by the Financial Stability Board (FSB) in November 2015.

Since 2012, ING has worked with the different resolution authorities to determine a resolution strategy and to identify potential impediments to resolution. Following an discussion throughout 2016, with the Single Resolution Board (SRB) and the national resolution authority, De Nederlandsche Bank (DNB), we concluded that ING Group should be our designated resolution entity. At the end of January 2017, the Single Resolution Board (SRB) has informed us that it supports the designation of ING Group as the point of entry. Henceforth, ING Group will be the issuing entity for all TLAC/ MREL eligible debt consisting of Additional Tier 1, Tier 2 and senior unsecured debt.

G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, they will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets (TLAC RWA Minimum) as from 1 January 2019 and at least 18% as from 1 January 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum) as from 1 January 2019, and at least 6.75% as from 1 January 2022. Buffer requirements will come on top of the RWA requirement but not on top of the leverage requirement. In addition, the Single Resolution Board has assumed full power as per 1 January 2016. The work plan for the SRB in 2016 focused on determining the preferred resolution strategy, the resolution entity and the required amount of Minimum Required Eligble Liabilities (MREL).

ING Bank continues to maintain a strong and high quality capital level, with a fully-loaded Common Equity Tier-1 ratio and a phased-in Common Equity Tier-1 ratio of 12.6%, thereby complying with CRR/CRD IV solvency requirements. Dividend from ING Bank to ING Group of EUR 1.3 billion was paid in November 2016. The fourth quarter 2016 profit of EUR 0.6 billion is not included in the regulatory capital per December 2016 as this was upstreamed as dividend to ING Group in February 2017. The sale of 2.5% of Kotak Mahindra Bank shares, which was settled in October 2016, had no material impact on ING’s capital ratios. The fully loaded and phased in Tier-1 ratios respectively increased from 13.9% to 14.7% and 13.4% to 14.4%, primarily reflecting developments in ING Bank’s common equity Tier 1 ratio. This was partly offset by the redemption of the USD 800 million 7.05% grandfathered Perpetual Debt Securities in September. In April 2016, ING Bank had issued EUR 1 billion of Tier 2 bonds with an issuer substitution option through exchange. Now that clarity has been provided on the preferred resolution strategy, ING intends to use the option to replace these ING Bank Tier 2 notes with ING Group Tier 2 notes at similar terms through exchange. The noteholders have agreed upfront to the terms and conditions to exchange their ING Bank Tier 2 notes for ING Group Tier 2. ING Bank’s fully-loaded Tier 1 ratio (including grandfathered securities) was 14.7% at the end of 2016, while the total capital ratio (including grandfathered securities) increased to 17.8%.

Dividend

ING Group’s dividend policy aims to pay a progressive dividend over time which will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cash dividend of EUR 2,560 million, or EUR 0.66 per ordinary share, over the financial year 2016. This is subject to the approval of shareholders at the Annual General Meeting in May 2017. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2016, the final dividend will amount to EUR 0.42 per ordinary share and will be paid fully in cash. The total amount of EUR 1,629 million is fully covered by the remaining balance of ‘interim profits not included in CET1 capital’ at year-end 2016.

Policies

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For the Capital Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

F-211	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased-in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2016 rules. This makes clear which items phase in directly and which phase in gradually in 2015. ING reports these metrics for ING Group and ING Bank. During 2016, ING Group and ING Bank were adequately capitalised.

ING Group capital position
	(fully-loaded)		(phased-in)
	2016	2015	2016	2015
Shareholders’ equity	47,257	44,972	47,257	44,972
Differences IFRS-IASB and IFRS-EU 1	2,536	2,860	2,536	2,860
– Deductions of significant investments in financial institutions	0	–1,389	0	–558
– Interim profit not included in CET1 capital [2]	–1,629	–1,586	–1,629	–1,586
– Other adjustments	–3,596	–4,069	–3,698	–4,134

Regulatory adjustments	–5,225	–7,044	–5,327	–6,278

Available common equity Tier 1 capital	44,568	40,788	44,466	41,554
Additional Tier 1 securities [3]	7,706	6,574	7,706	6,574
Regulatory adjustments additional Tier 1	0	0	–809	–1,716

Available Tier 1 capital	52,274	47,362	51,364	46,412
Supplementary capital Tier 2 bonds [4]	9,488	8,570	9,488	8,570
Regulatory adjustments Tier 2	109	102	–86	–657

Available Total capital	61,871	56,034	60,765	54,325
Risk weighted assets [5]	314,325	321,151	314,325	321,135
Common equity Tier 1 ratio	14.18%	12.70%	14.15%	12.94%
Tier 1 ratio	16.63%	14.75%	16.34%	14.45%

Total capital ratio	19.68%	17.45%	19.33%	16.92%

[1]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
[2]	The interim profit not included in CET1 is the proposed dividend of EUR 1,629 million, subject to approval of the shareholders at the Annual General Meeting in May 2017.
[3]	Including EUR 3,052 million (2015: EUR 2,061 million) is CRR/CRD IV compliant and EUR 4,654 million (2015: EUR 5,187 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules. For 2015 this amount is presented net of positions on lent to insurance.
[4]	Including EUR 7,347 million (2015: EUR 6,229 million) is CRR/CRD IV-compliant and EUR 2,141 million (2015: EUR 2,341 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.
[5]	The 2015 fully-loaded RWA deviated from the phased-in RWA as a result of a slightly higher threshold to which the significant Financial Institutions were risk weighted.

As per 31 December 2016 the total amount of available distributable items following the CRD IV definition is EUR 37,959 million, slightly higher compared with EUR 36,284 million in 2015.

ING Group available distributable items according to the CRR/CRD IV

Amounts in millions of euros	2016	2015
Share premium	16,950	16,054
Other reserve	22,372	21,131
Share of associate reserve	5,781	5,715
Non distributable	-7,379	-6,832

Total	37,724	36,068

Accrued interest expenses on own fund instruments at year-end	235	216

Distributable items	37,959	36,284

ING Group Annual Report on Form 20-F 2016	F-212

Notes to the Consolidated financial statements - continued

ING Bank NV capital position according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2016	2015	2016	2015
Shareholders’ equity	41,004	37,997	41,004	37,997
Differences IFRS-IASB and IFRS-EU [1]	2,536	2,860	2,536	2,860
Interim profit not included in CET1 capital [2]	–617	0	–617	0
Other adjustments	–3,548	–4,022	–3,661	–4,103

Regulatory adjustments	–4,165	–4,022	–4,278	–4,103

Available common equity Tier 1 capital	39,375	36,834	39,262	36,753
Additional Tier 1 securities [3]	6,496	7,248	6,496	7,248
Regulatory adjustments additional Tier 1	0	0	–798	–1,281

Available Tier 1 capital	45,871	44,083	44,960	42,721
Supplementary capital Tier 2 bonds [4]	9,488	8,570	9,488	8,570
Regulatory adjustments Tier 2	109	102	–86	–239

Available Total capital	55,467	52,754	54,362	51,052
Risk weighted assets	312,086	318,202	312,086	318,202
Common equity Tier 1 ratio	12.62%	11.58%	12.58%	11.55%
Tier 1 ratio	14.70%	13.85%	14.41%	13.43%
Total capital ratio	17.77%	16.58%	17.42%	16.04%

[1]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
[2]	The interim profit of the fourth quarter 2016 has not been included in CET1 capital as off 31 December 2016.
[3]	Of which EUR 3,542 million (2015: EUR 3,531 million) is CRR/CRD IV compliant and EUR 2,954 million (2015: EUR 3,718 million) to be replaced as capital recognition subject to CRR/CRDIV grandfathering rules.
[4]	Of which EUR 7,347 million (2015: EUR 6,229 million) is CRR/CRD IV-compliant and EUR 2,141 million (2015: EUR 2,341 million) to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.

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

ICAAP/SREP process

On a yearly basis ING Bank N.V. submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator as prescribed in the CRD IV frameworks. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for the regulator’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. The SREP is conducted by the ECB and examines on a regular basis ING’s internal models and processes. The regulatory 2016 guidance indicated that the minimum capital ratios ECB considers adequate for ING Bank and ING Group sufficiently covered by ING’s own capital standards.

F-213	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Ratings

Main credit ratings of ING at 31 December 2016
	Standard & Poor’s		Moody’s		Fitch
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.
– long-term	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.
– long-term	A	Stable	A1	Stable	A+	Stable
– short-term	A-1		P-1		F1

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

2.3. Supplemental Information

The following financial information presents the statement of financial position for the years ended 31 December 2016, 2015 and 2014, and the profit or loss accounts and statements of cash flows for the years ended 31 December 2016, 2015 and 2014 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit or loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

ING Group Annual Report on Form 20-F 2016	F-214

Notes to the Consolidated financial statements - continued

2.3.1 Consolidating Statement of financial position

For the year ended 31 December 2016	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Assets
Cash and balances with central banks		18,144		18,144
Loans and advances to banks	15,633	28,858	–15,633	28,858
Financial assets at fair value through profit or loss
– trading assets		114,504		114,504
– non-trading derivatives	236	2,580	–326	2,490
– designated as at fair value through profit or loss		5,099		5,099
Investments
– available-for-sale		82,912		82,912
– held-to-maturity		8,751		8,751
Loans and advances to customers	823	560,731	–1,400	560,154
Investments in associates and joint ventures	41,175	1,141	–41,175	1,141
Property and equipment		2,002		2,002
Intangible assets		1,484		1,484
Current tax assets	51	263		314
Deferred tax assets		1,641		1,641
Other assets	125	14,722	–125	14,722
Assets held for sale

Total assets	58,043	842,832	–58,659	842,216
Liabilities
Deposits from banks	54	31,964	–54	31,964
Customer deposits		531,062	–8,154	522,908
Financial liabilities at fair value through profit or loss		83,167		83,167
– trading liabilities
– non-trading derivatives	10	3,586	–55	3,541
– designated as at fair value through profit or loss		12,266		12,266
Current tax liabilities		546		546
Deferred tax liabilities		624		624
Provisions	49	1,979		2,028
Other liabilities	145	16,977	–270	16,852
Debt securities in issue	1,902	101,332		103,234
Subordinated loans	8,626	17,548	–8,951	17,223
Liabilities held for sale

Total liabilities	10,786	801,051	–17,484	794,353
Equity
Shareholders’ equity (parent)	47,257	41,175	–41,175	47,257
Non-controlling interests		606		606

Total equity	47,257	41,781	–41,175	47,863

Total equity and liabilities	58,043	842,832	–58,659	842,216

F-215	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Assets
Cash and balances with central banks		21,458		21,458
Loans and advances to banks	16,119	29,988	–16,119	29,988
Financial assets at fair value through profit or loss
– trading assets		131,467		131,467
– non-trading derivatives	439	3,234	–326	3,347
– designated as at fair value through profit or loss		3,234		3,234
Investments
– available-for-sale		87,000		87,000
– held-to-maturity		7,826		7,826
Loans and advances to customers	823	697,470	–1,400	696,893
Investments in associates and joint ventures	38,157	962	–38,157	962
Property and equipment		2,027		2,027
Intangible assets		1,567		1,567
Current tax assets	42	280		322
Deferred tax assets		1,783		1,783
Other assets	106	12,290	–135	12,261
Assets held for sale	2,153			2,153

Total assets	57,839	1,000,586	–56,137	1,002,288
Liabilities
Deposits from banks	40	33,808	–35	33,813
Customer deposits		672,165	–7,955	664,210
Financial liabilities at fair value through profit or loss
– trading liabilities		88,807		88,807
– non-trading derivatives	220	4,363	–326	4,257
– designated as at fair value through profit or loss		12,616		12,616
Current tax liabilities		590		590
Deferred tax liabilities	2	587		589
Provisions		964		964
Other liabilities	229	13,038	–135	13,132
Debt securities in issue	3,733	117,556		121,289
Subordinated loans	8,643	17,297	–9,529	16,411
Liabilities held for sale

Total liabilities	12,867	961,791	–17,980	956,678
Equity
Shareholders’ equity (parent)	44,972	38,157	–38,157	44,972
Non-controlling interests		638		638

Total equity	44,972	38,795	–38,157	45,610

Total equity and liabilities	57,839	1,000,586	–56,137	1,002,288

ING Group Annual Report on Form 20-F 2016	F-216

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Assets
Cash and balances with central banks		12,233		12,233
Loans and advances to banks		37,119		37,119
Financial assets at fair value through profit or loss
– trading assets		136,959		136,959
– non-trading derivatives	380	4,308	–304	4,384
– designated as at fair value through profit or loss		2,756		2,756
Investments
– available-for-sale		95,402		95,402
– held-to-maturity		2,239		2,239
Loans and advances to customers	11,608	700,144	–13,518	698,234
Investments in associates and joint ventures	47,945	953	–47,945	953
Property and equipment		2,100		2,100
Intangible assets		1,655		1,655
Current tax assets		289		289
Deferred tax assets		2,389		2,389
Other assets	177	12,716	–281	12,612
Assets held for sale	1,592	165,530	–1,695	165,427

Total assets	61,702	1,176,792	–63,743	1,174,751
Liabilities
Deposits from banks		29,999		29,999
Customer deposits		675,083	–5,411	669,672
Financial liabilities at fair value through profit or loss
– trading liabilities		97,091		97,091
– non-trading derivatives	89	6,357	–406	6,040
– designated as at fair value through profit or loss		13,551		13,551
Current tax liabilities		450		450
Deferred tax liabilities	12	783		795
Provisions		1,017		1,017
Other liabilities	554	13,595	–230	13,919
Debt securities in issue	5,397	120,955		126,352
Subordinated loans	8,096	17,834	–7,772	18,158
Liabilities held for sale		144,085	–1,979	142,106

Total liabilities	14,148	1,120,800	–15,798	1,119,150
Equity
Shareholders’ equity (parent)	47,554	47,945	–47,945	47,554
Non-controlling interests		8,047		8,047

Total equity	47,554	55,992	–47,945	55,601

Total equity and liabilities	61,702	1,176,792	–63,743	1,174,751

F-217	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

2.3.2. Consolidated profit and loss account

For the year ended 31 December 2016	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income	498	44,280	–596	44,182
Interest expense	–574	–30,963	596	–30,941

Net interest income	–76	13,317	–	13,241
Commission income		3,581		3,581
Commission expense		–1,148		–1,148

Net commission income	–	2,433	–	2,433
Valuation results and net trading income	42	1,503		1,545
Investment income		421		421
Share of result from associates and joint ventures	4,562	88	–4,562	88
Result on disposal of group companies	7	–6		1
Other income		173		173

Total income	4,535	17,929	–4,562	17,902
Addition to loan loss provisions		974		974
Staff expenses	4	5,035		5,039
Other operating expenses	16	5,559		5,575

Total expenses	20	11,568	–	11,588

Result before tax from continuing operations	4,515	6,361	–4,562	6,314
Taxation	–19	1,724		1,705

Net result from continuing operations	4,534	4,637	–4,562	4,609
Discontinued operations
Net result from discontinued operations
Net result from classification as discontinued operations
Net result from disposal of discontinued operations	441			441

Total net result from discontinued operations	441	–	–	441

Net result (before minority interests)	4,975	4,637	–4,562	5,050
Net result attributable to Minority interests				75

Net result attributable to Equityholders of the parent				4,975

ING Group Annual Report on Form 20-F 2016	F-218

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income	568	46,452	–699	46,321
Interest expense	–720	–33,739	699	–33,760

Net interest income	–152	12,713	–	12,561
Commission income		3,411		3,411
Commission expense		–1,093		–1,093

Net commission income	–	2,318	–	2,318
Valuation results and net trading income	–50	2,495		2,445
Investment income	59	64		123
Share of result from associates and joint ventures	5,925	492	–5,925	492
Result on disposal of group companies		2		2
Other income		66		66

Total income	5,782	18,150	–5,925	18,007
Addition to loan loss provisions		1,347		1,347
Staff expenses	10	4,962		4,972
Other operating expenses	8	4,346		4,354

Total expenses	18	10,655	–	10,673

Result before tax from continuing operations	5,764	7,495	–5,925	7,334
Taxation	–41	1,965		1,924

Net result from continuing operations	5,805	5,530	–5,925	5,410
Discontinued operations
Net result from discontinued operations		800		800
Net result from classification as discontinued operations		3		3
Net result from disposal of discontinued operations	–879			–879

Total net result from discontinued operations	–879	803	–	–76

Net result (before minority interests)	4,926	6,333	–5,925	5,334
Net result attributable to Minority interests				408

Net result attributable to Equityholders of the parent				4,926

F-219	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Continuing operations
Interest income	584	48,418	–833	48,169
Interest expense	–808	–35,818	761	–35,865

Net interest income	–224	12,600	–72	12,304
Commission income		3,314	–17	3,297
Commission expense		–1,024	20	–1,004

Net commission income	–	2,290	3	2,293
Valuation results and net trading income	105	–154		–49
Investment income	25	211		236
Share of result from associates and joint ventures	3,092	138	–3,092	138
Result on disposal of group companies	–1,926	2,121		195
Other income		97		97

Total income	1,072	17,303	–3,161	15,214
Addition to loan loss provisions		1,594		1,594
Staff expenses		5,788		5,788
Other operating expenses	35	4,436		4,471

Total expenses	35	11,818	–	11,853

Result before tax from continuing operations	1,037	5,485	–3,161	3,361
Taxation	74	802	–17	859

Net result from continuing operations	963	4,683	–3,144	2,502
Discontinued operations
Net result from discontinued operations		667		667
Net result from classification as discontinued operations		–470		–470
Net result from disposal of discontinued operations		–1,572		–1,572

Total net result from discontinued operations	–	–1,375	–	–1,375

Net result (before minority interests)	963	3,308	–3,144	1,127
Net result attributable to Minority interests				164

Net result attributable to Equityholders of the parent				963

ING Group Annual Report on Form 20-F 2016	F-220

Notes to the Consolidated financial statements - continued

For the year ended 31 December	2016	2015	2014
Net result attributable to Non-controlling interests
– from continuing operations	75	69	79
– from discontinued operations		339	85

	75	408	164
Net result attributable to Equityholders of the parent
– from continuing operations	4,534	5,341	2,423
– from discontinued operations	441	–415	–1,460

	4,975	4,926	963

F-221	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

2.3.3. Consolidated Statement of cash flows
For the year ended 31 December 2016		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		4,954	6,361	–4,562	6,753
Adjusted for:	– depreciation		536		536
	– change in provisions for insurance and investment contracts
	– addition to loan loss provisions		974		974
	– other	–4,562	1,084	4,562	1,084
Taxation paid		–8	–1,595		–1,603
Changes in:	– loans and advances to banks, not available on demand		–1,162		–1,162
	– trading assets		16,956		16,956
	– non-trading derivatives	35	1,777		1,812
	– other financial assets at fair value through profit or loss		–3,401		–3,401
	– loans and advances to customers [2]	12	–29,668		–29,656
	– other assets	365	–1,280		–915
	– deposits from banks, not payable on demand		–342		–342
	– customer deposits [2]		23,493		23,493
	– trading liabilities		–5,634		–5,634
	– other financial liabilities at fair value through profit or loss		–432		–432
	– provisions and other liabilities	123	–33		90

Net cash flow from/(used in) operating activities		919	7,634	–	8,553
Cash flows from investing activities
Investments and advances:	– associates and joint ventures		–49		–49
	– available-for-sale investments		–27,003		–27,003
	– held-to-maturity investments		–1,731		–1,731
	– property and equipment		–351		–351
	– assets subject to operating leases		–64		–64
	– investments for risk of policyholders
	– other investments		–288		–288
Disposals and redemptions:	– group companies (including cash in company disposed) [3]
	– associates and joint ventures [4]	1,016	55		1,071
	– available-for-sale investments [5]	1,375	31,165		32,540
	– held-to-maturity investments		630		630
	– property and equipment		63		63
	– assets subject to operating leases		12		12
	– investments for risk of policyholders
	– loans		1,295		1,295
	– other investments		9		9

Net cash flow from/(used in) investing activities		2,391	3,743	–	6,134

ING Group Annual Report on Form 20-F 2016	F-222

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2016	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	919	7,634		8,553
Net cash flow from/(used in) investing activities	2,391	3,743		6,134
Cash flows from financing activities
Proceeds from debt securities		106,174		106,174
Repayments of debt securities	–1,750	–121,998		–123,748
Proceeds from issuance of subordinated loans	985	1,085		2,070
Repayments of subordinated loans [6]	–83	–959		–1,042
Repayment and premium paid on non-voting equity securities
Purchase/sale of treasury shares	10			10
Proceeds from NN Group divestments and related transactions
Dividends paid	–2,521	–1,354	1,354	–2,521

Net cash flow from/(used in) financing activities	–3,359	–17,052	1,354	–19,057

Net cash flow	–49	–5,675	1,354	–4,370
Cash and cash equivalents at beginning of year	49	20,379	–49	20,379
Effect of exchange rate changes on cash and cash equivalents		155		155

Cash and cash equivalents at end of year	–	14,859	1,305	16,164

F-223	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2015		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		4,885	8,443	–5,925	7,403
Adjusted for:	– depreciation		634		634
	– change in provisions for insurance and investment contracts		–1,499		–1,499
	– addition to loan loss provisions		1,347		1,347
	– other	–5,925	–1,310	5,925	–1,310
Taxation paid		–1	–1,449		–1,450
Changes in:	– loans and advances to banks, not available on demand		6,766		6,766
	– trading assets		5,458		5,458
	– non-trading derivatives	–17	–303	17	–303
	– other financial assets at fair value through profit or loss		–256		–256
	– loans and advances to customers [2]	–4,624	–23,030	4,624	–23,030
	– other assets	30	519		549
	– deposits from banks, not payable on demand		5,179		5,179
	– customer deposits [2]		17,970		17,970
	– trading liabilities		–8,276		–8,276
	– other financial liabilities at fair value through profit or loss		–1,582		–1,582
	– provisions and other liabilities	870	766	1,341	2,977

Net cash flow from/(used in) operating activities		–4,782	9,377	5,982	10,577
Cash flows from investing activities
Investments and advances:	– group companies	–82		82
	– associates and joint ventures		–40		–40
	– available-for-sale investments		–47,858		–47,858
	– held-to-maturity investments		–3,457		–3,457
	– property and equipment		–353		–353
	– assets subject to operating leases		–37		–37
	– investments for risk of policyholders		–2,417		–2,417
	– other investments		–648		–648
Disposals and redemptions:	– group companies (including cash in company disposed) [3]	2,446	–9,372		–6,926
	– associates and joint ventures [4]		1,175		1,175
	– available-for-sale investments [5]	1,824	50,851		52,675
	– held-to-maturity investments		1,219		1,219
	– property and equipment		74		74
	– assets subject to operating leases		17		17
	– investments for risk of policyholders		7,566		7,566
	– loans		3,201		3,201
	– other investments		5		5

Net cash flow from/(used in) investing activities		4,188	–74	82	4,196

ING Group Annual Report on Form 20-F 2016	F-224

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2015	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	–4,782	9,377	5,982	10,577
Net cash flow from/(used in) investing activities	4,188	–74	82	4,196
Cash flows from financing activities
Proceeds from debt securities	72	143,976	–4,624	139,424
Repayments of debt securities	–1,651	–145,686		–147,337
Proceeds from issuance of subordinated loans	2,025	1,.134		3,159
Repayments of subordinated loans [6]	–1,848	–4,244		–6,092
Purchase/sale of treasury shares		34		34
Issuance of ordinary shares		82	–82
Proceeds from NN Group divestments and related transactions	1,040			1,040
Dividends paid	889	–2,282		–1,393

Net cash flow from/(used in) financing activities	527	–6,986	–4,706	–11,165

Net cash flow	–67	2,317	1,358	3,608
Cash and cash equivalents at beginning of year	116	18,404	–1,407	17,113
Effect of exchange rate changes on cash and cash equivalents		–342		–342

Cash and cash equivalents at end of year	49	20,379	–49	20,379

F-225	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014		ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Cash flows from operating activities
Result before tax		1,037	4,355	–3,161	2,231
Adjusted for:	– depreciation		692		692
	– change in provisions for insurance and investment contracts		–3,527		–3,527
	– addition to loan loss provisions		1,594		1,594
	– other	–375	2,964	–226	2,363
Taxation paid		–74	–999		–1,073
Changes in:	– loans and advances to banks, not available on demand		3,360		3,360
	– trading assets	5	–23,681		–23,676
	– non-trading derivatives	–105	–2,917		–3,022
	– other financial assets at fair value through profit or loss		–553		–553
	– loans and advances to customers [2]	–2,192	–15,116	3,407	–13,901
	– other assets	211	–57	92	246
	– deposits from banks, not payable on demand		3,353		3,353
	– customer deposits [2]		19,015		19,015
	– trading liabilities		23,855		23,855
	– other financial liabilities at fair value through profit or loss		–1,018		–1,018
	– provisions and other liabilities	–3,295	–790	6,165	2,080

Net cash flow from/(used in) operating activities		–4,788	10,530	6,277	12,019
Cash flows from investing activities
Investments and advances:	– associates and joint ventures		–528		–528
	– available-for-sale investments		–85,799		–85,799
	– held-to-maturity investments		–315		–315
	– property and equipment		–375		–375
	– assets subject to operating leases		–34		–34
	– investments for risk of policyholders		–20,598		–20,598
	– other investments		–6,831		–6,831
Disposals and redemptions:	– group companies (including cash in company disposed)	934	–2,150		–1,216
	– associates and joint ventures	1,956	549		2,505
	– available-for-sale investments	166	69,278		69,444
	– held-to-maturity investments		1,172		1,172
	– property and equipment		55		55
	– assets subject to operating leases		3		3
	– investments for risk of policyholders		28,003		28,003
	– loans		2,382	–1,215	1,167
	– other investments		5,928		5,928

Net cash flow from/(used in) investing activities		3,056	–9,260	–1,215	–7,419

ING Group Annual Report on Form 20-F 2016	F-226

Notes to the Consolidated financial statements - continued

For the year ended 31 December 2014	ING Group N.V. parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Net cash flow from/(used in) operating activities	–4,788	10,530	6,277	12,019
Net cash flow from/(used in) investing activities	3,056	–9,260	–1,215	–7,419
Cash flows from financing activities
Proceeds from debt securities	3,221	144,451	–4,044	143,628
Repayments of debt securities	–1,165	–152,483	4,044	–149,604
Proceeds from issuance of subordinated loans	1,125	3,086		4,211
Repayments of subordinated loans [6]	–1,500	–1,867		–3,367
Repayment and premium paid on non-voting equity securities	–2,250			–2,250
Purchase/sale of treasury shares		10	–24	–14
Issuance of ordinary shares	–850	850
Proceeds from NN Group divestments and related transactions	1,747	986		2,733
Dividends paid	1,403	–1,412	9

Net cash flow from/(used in) financing activities	1,731	–6,379	–15	–4,663

Net cash flow	–1	–5,109	5,047	–63
Cash and cash equivalents at beginning of year	1	23,517	–6,338	17,180
Effect of exchange rate changes on cash and cash equivalents		–4		–4

Cash and cash equivalents at end of year	–	18,404	–1,291	17,113

2.3.4. Notes to the supplemental information

Investments in group companies

Investments in group companies
	2016		2015
	Interest held (%)	Statement of financial position value	Interest held (%)	Statement of financial position value
ING Bank	100%	41,004	100%	37,997
Other		171		160

		41,175		38,157

Other includes certain intercompany eliminations.

Changes in investments in group companies
	2016	2015
Opening balance	38,157	47,945
Disposals		–14,479
Revaluations	–179	818
Results	4,561	6,101
Capital contributions		82
Dividends	–1,354	–2,282

	41,185	38,185
Changes in ING Groep N.V. shares held by group companies	–10	–28

Closing balance	41,175	38,157

F-227	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

In 2015, Disposal of group companies included the further divestment of ING’s stake in NN Group, resulting in loss of control and deconsolidation of NN Group at the end of May 2015. As at 31 December 2015, the remaining interest in NN Group was 25.75% and was included in ‘Investments in associates and joint ventures’. Reference is made to Note 2 ‘Investments in associates and joint ventures’.

Investments in associates and joint ventures

Changes in investments in associates and joint ventures
	2016	2015
Opening balance	2,153	–
Additions		3,612
Transfer to and from Investments	–1,315
Revaluations	178
Disposals	–1,016	–1,459

Closing balance	–	2,153

During 2016, ING sold its remaining shares in NN Group. As at 31 December 2015, Investments in associates and joint ventures comprised ING’s investment, of 25.75%, amounting to EUR 2,153 million in NN Group.

In 2015, Additions represented the fair value of the investment retained in NN Group at deconsolidation. Further divestments of ING Group’s shareholding in NN Group, subsequent to deconsolidation, was included in Disposals. As at 31 December 2015, Investments in associates and joint ventures represented the remaining interest in NN Group of 25.75%. The investment was measured at the lower of the carrying value and the fair value less cost to sell. Reference is made to the Consolidated annual accounts, Note 51 ‘Other events’.

Subordinated loans

Subordinated loans
					Statement of financial position value
Interest rate	Year of issue	Due date	Notional amount in original currency		2016	2015
6.875%	2016	Perpetual	USD	1,000	948
6.500%	2015	Perpetual	USD	1,250	1,177	1,139
6.000%	2015	Perpetual	USD	1,000	943	912
4.000%	2014	Anchor investors[1]	EUR	1,125		338
9.000%	2008	Perpetual	EUR	10	10	10
6.375%	2007	Perpetual	USD	1,045	975	960
5.140%	2006	Perpetual	GBP	66		90
6.125%	2005	Perpetual	USD	700	662	635
Variable	2004	Perpetual	EUR	555	551	568
6.200%	2003	Perpetual	USD	500	470	454
Variable	2003	Perpetual	EUR	430	427	428
7.200%	2002	Perpetual	USD	1,100	1,041	1,004
7.050%	2002	Perpetual	USD	800		727
Variable	2000	31 December 2030	USD	1,500	1,422	1,378

					8,626	8,643

1	Reference is made to the ING Group Consolidated annual accounts, Note 18 ‘Subordinated loans – Subordinated notes – Anchor investors’.

In November 2016, ING Groep N.V. issued USD 1,000 million securities that qualify as Additional Tier 1 capital under CRR/CRD IV. The issuance was in the form of 5 Year Callable USD denominated Perpetual Additional Tier 1 Contingent Convertible Securities, with coupon 6.875%. The securities are subject to full conversion into ordinary shares of ING Groep N.V. in the event that ING’s phased-in CET1 ratio would fall below 7%.

ING Group Annual Report on Form 20-F 2016	F-228

Notes to the Consolidated financial statements - continued

In February, March and September 2016 respectively, ING Groep N.V. redeemed the final tranche of subordinated loans from the Anchor investors (EUR 338 million), GBP 66 million 5.14% Bond and the USD 800 million 7.05% ING Perpetual Debt Securities. Reference is made to the ING Group Consolidated annual accounts, Note 18 ‘Subordinated loans’ and Note 19 ‘Equity’.

The Subordinated loans rank subordinated to the Other liabilities in a winding-up of ING Group.

F-229	ING Group Annual Report on Form 20-F 2016

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

Available-for-sale financial assets

Those non-derivative financial assets that are designated as available-for-sale or are not classified as:

•	loans and receivables;

•	held-to-maturity investments; and

•	financial assets at fair value through profit and loss.

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

ING Group Annual Report on Form 20-F 2016	F-230

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

Central Clearing Parties or Central Counterparties (CCP)

A legal entity between two trade counterparties in a bilateral transaction. The parties legally assign their trades to the CCP , and the CCP becomes the counterparty to each, assuming all rights and responsibilities. Thus, from the point of view of the original counterparties, the counterparty credit risk exposure is shifted from the other original counterparty to the CCP.

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

Common equity Tier 1 capital

Capital definition specified in article 26 of the capital requirements regulation (CRR). Common equity Tier 1 items of institutions consist of the following:

a.	capital instruments;

b.	share premium accounts related to the instruments referred to in point (a);

c.	retained earnings;

d.	accumulated other comprehensive income;

e.	other reserves; and

f.	funds for general banking risk.

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

Contingent liabilities

Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events, but is not recognised because:

•	it’s not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	the amount of the obligation cannot be measured with sufficient reliability.

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

F-231	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2016	F-232

Notes to the Consolidated financial statements - continued

Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics:

a.	Its value changes in response to a change in any of the following: a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (provided in the case of a non-financial variable that the variable is not specific to a party to the contract, sometimes called the ‘underlying’);

b.	It requires no initial net investment, or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c.	It is settled at a future date.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

a.	represents a separate major line of business or geographical area of operations;

b.	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

c.	is a subsidiary acquired exclusively with a view to resale.

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

Employee value proposition

Sets out the various rewards and benefits received by employees in return for their performance.

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

F-233	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Finance lease

A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.

Financial asset

Any asset that is:

•	cash;

•	an equity instrument of another company; and

•	a contractual right to:

•	receive cash or another financial asset from another company;

•	exchange financial instruments with another company under conditions that are potentially favourable; and

•	a certain contract that will or may be settled in ING’s own equity instruments.

Financial instruments

Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

Financial liability

Any liability that is:

a.	contractual obligation:

•	to deliver cash or another financial asset to another company; or

•	to exchange financial instruments with another company under conditions that are potentially unfavourable; or

b.	contract that will or may be settled in the company’s own equity instruments.

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

ING Group Annual Report on Form 20-F 2016	F-234

Notes to the Consolidated financial statements - continued

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

F-235	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

Legal risk

Legal risk is the risk related to:

•	A failure (or perceived failure) to adhere to applicable laws, regulations and standards;

•	Contractual liabilities or obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way; and

•	Liability (tort) towards third parties due to an act or omission attributable to ING (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.

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

Loss given default (LGD)

Anticipated percentage loss in the event of a default of a customer or counterpart.

Management Board Banking

The Management Board Banking (MBB) consists of:

•	the CEO, CFO and CRO of ING Group;

•	the vice-chairman and head of Market Leaders of ING Bank;

•	the head of Challengers & Growth Markets of ING Bank;

•	the head of Wholesale Banking of ING Bank; and

•	the chief operations officer of ING Bank.

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

Minimum requirement of eligible liabilities (MREL)

The institution-specific loss absorption and recapitalisation requirement established in the EU Bank Recovery & Resolution Directive based on the resolvability assessment of the institution.

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

ING Group Annual Report on Form 20-F 2016	F-236

Notes to the Consolidated financial statements - continued

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

Orange Code

ING’s framework for a common corporate culture to unite employees. Developed with input from employees, the code is based on the principle of ‘integrity above all’. It comprises values and behaviours. Values are those non-negotiable promises we make to the world no matter what. These are: we are honest, we are responsible and we are prudent. Behaviours are the commitments we make to each other and the standards by which we measure each other’s performance: You take it on and make it happen, you help others to be successful and you are a step ahead. The Orange Code underpins all of ING’s people processes and tools including performance management.

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

Plan assets

Comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

•	are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and

•	are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise, or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.

F-237	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Remuneration Committee

The Remuneration Committee, consisting of members of the Supervisory Board, advises the Supervisory Board on aspects such as the terms and conditions of employment of Executive Board members and senior managers of ING and its subsidiaries. This includes their remuneration, as well as the policies and principles that the employment terms and conditions are based on.

Repurchase agreement (Repo)

The sale of a financial instrument combined with an agreement to repurchase the same instrument at a future date.

Resolution plan

Resolution planning sets out which action needs to be taken if the bank is found to be failing in order to continue its critical functions and avoid significantly adverse effects on financial stability while minimising public financial support. The Single Resolution Board (SRB) and the National Resolution Authorities (NRAs) are responsible for resolution planning and resolution of a bank and to that end determine the strategy for ING, based on information that ING provided on critical functions, the financial, legal, operational, and organisational structure and internal and external interdependencies.

ING Group Annual Report on Form 20-F 2016	F-238

Notes to the Consolidated financial statements - continued

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

SSA categories are defined per:

a.	The EU-regulation (EU) 575/2013 CRR, which defines exposure classes in Article 112 – Article 132 (‘CRR’);

b.	The exemption list in Article 2 of the directive 2013/36/EU (‘CRD IV’); and

c.	Delegated act on Liquidity Covered Ratio (EU) 680/2014 (Directive on ‘LCR’).

Sustainable assets under management / socially responsible investments

Assets of customers registered at ING Bank that are defined as sustainable following an assessment of environmental, social and governance (ESG) parameters / criteria.

Sustainable engagement score

The extent to which employees are motivated, enabled and energised to perform at their best and help ING to succeed.

Sustainable transitions financed

Sustainable transitions financed describes the business that we do with clients who are environmental outperformers in their sectors as well as projects that provide sustainable solutions. The definition by which projects should be tagged as a sustainable solution or by which a client is tagged as an environmental outperformer is determined by ING sector strategies and consists of:

a.	ING Groenbank: total assets on the balance sheet

b.	Loans to Renewable energy: Renewable energy projects include biomass, geothermal, hydro, solar, offshore and onshore wind power generation.

c.	Loans to Sustainable Real Estate: Sustainable Real Estate projects include the financing of sustainable buildings (certified with a BREEAM, LEED, HQE or DGNB, or with an EPC label of C or higher)

d.	Loans to other sustainable projects: Other sustainable projects include energy efficiency, greenhouse gas reduction, climate change mitigation, waste management, water efficiency, public transport and social welfare.

e.	Loans to environmental outperformers: Clients that are identified as environmental outperformer either by an independent reputable data provider or by ING client due diligence “Know Your Customer” process

F-239	ING Group Annual Report on Form 20-F 2016

Notes to the Consolidated financial statements - continued

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

Tier 1 ratio

Reflecting the Tier 1 capital of ING Bank as a percentage of its total risk-weighted assets.

Tier 2 capital

Tier 2 capital shall consist of the following:

a.	Capital instruments and subordinated loans where the conditions laid down in Article 63 (CRR) are met;

b.	The share premium accounts related to instruments referred to in point (a.);

c.	For institutions calculating risk-weighted exposure amounts in accordance with Chapter 2 of Title II of Part Three, general credit risk adjustments, gross of tax effects, of up to 1,25 % of risk-weighted exposure amounts calculated in accordance with Chapter 2 of Title II of Part Three of the CRR; and

d.	For institutions calculating risk-weighted exposure amounts under Chapter 3 of Title II of Part Three, positive amounts, gross of tax effects, resulting from the calculation laid down in Articles 158 and 159 up to 0.6 % of risk-weighted exposure amounts calculated under Chapter 3 of Title II of Part Three of the CRR.

Total loss-absorbency capacity (TLAC)

The minimum loss-absorbing and recapitalisation standard that the Financial Stability Board (FSB) issued for Global Systemically Important Banks (G-SIBs). The TLAC standards aim to bolster G-SIBs’ capital and leverage ratios, ensuring critical functions to continue without threatening financial market stability or requiring further public financial support.

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

Warrant

A financial instrument that gives the holder the right to purchase ordinary shares.

ING Group Annual Report on Form 20-F 2016	F-240

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

Telephone: +31 20 5639111

Internet: www.ing.com

Commercial Register of Amsterdam, no. 33231073.