Form 20-F/A
period 2016-12-31
ING GROEP NV
filed 2017-03-20
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☒            ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            ☐  No

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

Large accelerated filer  ☒                 Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            ☒  No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) to the annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by ING Groep N.V. (“we”) with the Securities and Exchange Commission on March 16, 2017 (the “Annual Report on Form 20-F”), is being filed solely to correct clerical errors, as a result of which (a) an inaccurate version of the report of KPMG Accountants N.V., omitting a paragraph and including typographical errors, was included in our Annual Report on Form 20-F and (b) the report of Ernst & Young Accountants LLP included in our Annual Report on Form 20-F reflected errors in the date and addressees of the report as well as a typographical error.

This Amendment speaks as of the date of the initial filing of our Annual Report on Form 20-F, which is March 16, 2017. Other than as set forth above, this Amendment does not, nor does it purport to, amend, update or restate any other information or disclosure included in our Annual Report on Form 20-F or reflect any events that have occurred after March 16, 2017.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing or furnishing, as indicated therein, the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, as exhibits to this Amendment.

Item 18.	Consolidated Financial Statements

Reference is made to pages F-1 to F-240 included herein.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 26 July 2016 (incorporated by reference to ING Groep N.V.’s Report on Form 6-K furnished on 6 January 2017)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.4	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.5	First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.000% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.6	Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.500% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 7*	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8*	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1†	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2†	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1‡	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2‡	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1*	Consent of Ernst & Young Accountants

Exhibit 15.2*	Consent of KPMG Accountants

*	Previously filed
†	Filed herewith
‡	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ING Groep N.V.

(Registrant)

By:	/s/ P. Flynn

P. Flynn

Chief Financial Officer

Date: 20 March 2017

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

To: the Supervisory Board and shareholders of ING Groep N.V.

We have audited the accompanying consolidated statement of financial position of ING Groep N.V. and subsidiaries as of 31 December 2016, and the related consolidated statements of profit and loss, comprehensive income, cash flows and changes in equity for the year ended 31 December 2016. These consolidated financial statements are the responsibility of ING Groep N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ING Groep N.V. and subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments described in Note 1a and 1b that were applied to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in accounting for the offsetting of financial assets and financial liabilities and the changes in presentation of the consolidated financial statements and related notes. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 and 2014 consolidated financial statements of ING Groep N.V. and subsidiaries other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 13 March 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

29 February 2016

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