Form 20-F
period 2017-12-31
ING GROEP NV
filed 2018-03-08
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ING GROEP N.V.

(Exact name of Registrant as specified in its charter)

ING GROUP

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

ING Groep N.V. Bijlmerplein 888

1102 MG Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

(Address of principal executive offices)

Norman Tambach

Telephone: +31 20 576 6160

E-mail: Norman.Tambach@ing.com

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share Ordinary Shares, nominal value EUR 0.01 per Ordinary Share*	New York Stock Exchange New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
3.150% Fixed Rate Senior Notes due 2022	New York Stock Exchange
3.950% Fixed Rate Senior Notes due 2027	New York Stock Exchange
Floating Floating Rate Senior Notes due 2022	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value EUR 0.01 per Ordinary Share	3.885.790.441

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer☒                    Accelerated filer☐                Non-accelerated filer☐

Emerging growth company If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒No

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

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.2298, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 23 February 2018.

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

The published 2017 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).

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

In addition to the consolidated financial statements, which are prepared in accordance with IFRS-IASB, this Annual Report on Form 20-F contains certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating segment performance and allocating resources. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, including the consolidated financial statements. Non-GAAP financial measures as defined by us may not be comparable with similarly titled measures used by other companies.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company”, “Dividends”, “Operating and Financial Review and Prospects”, “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements. These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	potential consequences of European Union countries leaving the European Union or a break-up of the euro,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor and customer behavior,

•	changes in general competitive factors,

•	changes in laws and regulations and the interpretation and application thereof,

•	geopolitical risks and policies and actions of governmental and regulatory authorities,

•	changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof,

•	conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	the outcome of current and future legal and regulatory proceedings,

•	operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business,

•	the inability to protect our intellectual property and infringement claims by third parties,

•	the inability to retain key personnel,

•	business, operational, regulatory, reputation and other risks in connection with climate change,

•	ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and

•	the other risks and uncertainties detailed in “Item 3. Key Information – Risk Factors” in this Annual Report on Form 20-F and our filings with the SEC which are available on the SEC’s website at http://www.sec.gov.

Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

PART I

Item 1.	Identity of Directors, Senior Management And Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected financial data

The selected consolidated financial information data is derived from the IFRS-IASB consolidated financial statements of ING Group.

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

IFRS-IASB Consolidated Income Statement Data

for the years ended 31 December	2017	2017	2016	2015	2014	2013
In millions except amounts per share and ratios	US$	EUR	EUR	EUR	EUR	EUR

Continuing operations
Interest income	53,976	43,890	44,182	46,321	48,169	51,394
Interest expense	37,193	30,243	30,941	33,760	35,865	39,693

Net interest result	16,783	13,647	13,241	12,561	12,304	11,701
Net commission income	3,333	2,710	2,433	2,318	2,293	2,204
Other income	2,746	2,233	2,228	3,128	617	3,191

Total income	22,862	18,590	17,902	18,007	15,214	17,096
Addition to loan loss provision	831	676	974	1,347	1,594	2,289
Operating expenses	12,088	9,829	10,614	9,326	10,259	8,834

Total expenses	12,919	10,505	11,588	10,673	11,853	11,123

Result before tax from continuing operations	9,943	8,085	6,314	7,334	3,361	5,973
Taxation	3,122	2,539	1,705	1,924	859	1,498

Net result from continuing operations	6,820	5,546	4,609	5,410	2,502	4,475

Net result from discontinued operations	0	0	441	-76	-1,375	680

Net result attributable to Non-controlling interests	101	82	75	408	164	265

Net result ING Group IFRS-IASB attributable to Equityholders of the parent	6,719	5,464	4,975	4,926	963	4,890

Addition to shareholders’ equity	3,518	2,861	2,415	2,411	493	4,890
Dividend	3,201	2,603	2,560	2,515	470
Basic earnings per share	1.73	1.41	1.28	1.27	0.25	1.14
Diluted earnings per share	1.73	1.41	1.28	1.27	0.25	1.14
Dividend per share	0.82	0.67	0.66	0.65	0.12
Number of Ordinary Shares outstanding in the market (in millions)	3,884.8	3,884.8	3,877.9	3,868.7	3,854.6	3,836.9

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.2298 to EUR 1.00, the Noon Buying Rate in New York City on 23 February 2018 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

The 2016 and prior years results of NN Group and Voya have been transferred to “Result from discontinued operations”. For details on Discontinued operations, see Note 28 of Note 2.1 to the consolidated financial statements.

Dividend reported is the amount declared over the year.

Basic earnings per share amounts have been calculated based on the weighted average number of ordinary shares of ING Groep N.V. (“Ordinary Shares”) outstanding during the relevant period. For purposes of this calculation, Ordinary Shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The effect of dilutive securities is also adjusted.

IFRS-IASB Consolidated Balance Sheet Data

as at 31 December	2017	2017	2016	2015	2014	2013
In billions except amounts per share and ratios	US$	EUR	EUR	EUR	EUR	EUR
Total assets	1,037.8	843.9	842.2	1,002.3	1,174.8	1,076.6
Financial assets at fair value through profit or loss	151.5	123.2	122.1	138.0	144.1	165.2
Loans and advances to customers	703.3	571.9	560.2	696.9	698.2	527.0
Customer deposits
Savings accounts	393.2	319.7	315.7	305.9	295.5	289.8
Other deposits and funds	270.6	220.1	207.2	358.3	374.1	184.5

Customer deposits	663.8	539.8	522.9	664.2	669.7	474.3
Deposits from banks	45.3	36.8	32.0	33.8	30.0	27.2
Insurance and investment contracts:						111.8
Shareholders’ equity	59.5	48.4	47.3	45.0	47.6	42.3
Non-voting equity securities						1.5
Shareholders’ equity per ordinary share	15.3	12.47	12.19	11.62	12.36	11.02
Share capital in number of shares (in millions)	3,885.8	3,885.8	3,878.5	3,870.2	3,858.9	3,840.9

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.2298 to EUR 1.00, the Noon Buying Rate in New York City on 23 February 2018 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. Loans and advances to customers and Customer deposits, as at 31 December 2015 and 2014, are adjusted as a result. Amounts for the year 2013 have not been adjusted.

Shareholders’ equity per share amounts have been calculated based on the number of Ordinary Shares outstanding in the market at the end of the respective periods.

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

U.S. dollars per euro

Calendar Period	Period End[1]	Average Rate[2]	High	Low
2013	1.3771	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1029	1.1516	1.0375
2017	1.2022	1.1387	1.2041	1.0416

1	The noon buying rates at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. Reference is made to Note 2.1.1 Notes to the accounting policies.
2	The average of the noon buying rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2017	1.2041	1.1747
October 2017	1.1847	1.158
November 2017	1.1936	1.1577
December 2017	1.2022	1.1725
January 2018	1.2488	1.1922
February 2018	1,2482	1,2211

The Noon Buying Rate for euros on 29 December 2017 was EUR 1.00 = U.S. $ 1.2022 and the Noon Buying Rate for euros on 23 February 2018 was EUR 1.00 = U.S. $ 1.2298.

B.	Capitalization and indebtedness

This item does not apply to annual reports on Form 20-F.

C.	Reasons for the offer and use of proceeds

This item does not apply to annual reports on Form 20-F.

D.	Risk Factors

Any of the risks described below could have a material adverse effect on the business activities, financial condition, results of operations and prospects of ING. Additional risks of which the Company is not presently aware, or that are currently viewed as less material than the risks described below, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. The market price of ING shares or other securities could decline due to any of those risks including the risks described below, and investors could lose all or part of their investments. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

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

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. We are particularly exposed to financial, economic, market and political conditions in Germany and the Benelux countries, from which we derive a significant portion of our revenues. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads.

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

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies and changes in the regulatory environment in which we operate have in the past had and may in the future have a material adverse impact on shareholders’ equity and net result, including as a result of the potential consequences listed above. See ‘— Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’ and ‘— We operate in highly regulated industries. Changes in laws and/ or regulations governing financial services or financial institutions, the application of such laws and/or regulations on the consequences of any non-compliance with such laws and/or regulations may reduce our profitability’ below.

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. In 2008 and through early 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. Concerns over the slow economic recovery, the European sovereign debt crisis, the outcome of the negotiations between the UK and the EU following the UK referendum on EU membership (Brexit), the potential exit of other countries from the Eurozone, increasing political instability in Europe, unemployment, the availability and cost of credit, credit spreads, quantitative easing within the Eurozone through bond repurchases, the ECB’s targeted longer-term refinancing operation (‘TLTRO’), potential changes in U.S. laws, regulations and policies governing financial regulation, foreign trade and foreign investment following the inauguration of a new U.S. administration in January 2017, the level of U.S. national debt and the U.S. housing market, inflation/deflation levels, energy costs and geopolitical tensions around North Korea all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years.

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

In addition, although the UK is not a member state of the Eurozone, the decision of the UK to leave the EU remains a major political and economic event and may further destabilize the Eurozone. The outcome of the negotiations between the UK and the EU remains highly uncertain as does its economic and operational impact on the Group and its counterparties. Concerns regarding other Member States’ potential exit from the EU or the Eurozone also have emerged following the ‘Brexit’ referendum. The possible exit from the EU and/or the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro-denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without incurring significant cost), (ii) currencies in some Member States may depreciate relative to others, (iii) former EU and/or Eurozone Member States may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the EU and/or the Eurozone) may not recognise and/or enforce claims denominated in Euros (and/or in any replacement currency). These factors, combined with volatile oil prices, reduced business and consumer confidence and/or continued high unemployment, have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position and investment portfolio are exposed to these risks and may be adversely affected as a result.

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

We are subject to the jurisdiction of a variety of banking regulatory bodies, some of which have proposed regulatory changes in recent years that, if implemented, would hinder our ability to manage our liquidity in a centralised manner. As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, which are subject to restrictions, as described in ‘—As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions.’. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet.

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

All these effects may be amplified in a negative rate environment. In such environment there may also be the risk that a rate is to be paid on assets, while there is no comparable rate paid on the liabilities. This will reduce our results of operations then.

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

We are subject to detailed banking laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies and supervisors have broad administrative power and enforcement capabilities over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the European Union (‘EU’), the United States (‘U.S.’) and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, anti-terrorism financing, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures.

Our revenues and profitability and those of our competitors have been and will continue to be impacted by requirements relating to capital, additional loss-absorbing capacity, leverage, minimum liquidity and long-term funding levels, requirements related to resolution and recovery planning, derivatives clearing and margin rules and levels of regulatory oversight, as well as limitations on which and, if permitted, how certain business activities may be carried out by financial institutions.

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

Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, we face the risk of non-compliance with applicable laws and regulations. There are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development, or where regulations may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, any of these matters appropriately, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties.

Basel III, CRD IV and CRD V

In December 2010, the Basel Committee on Banking Supervision (‘BCBS’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The BCBS’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total common equity Tier 1 ratio, when fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the BCBS and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. In particular in November 2015 the FSB published the final Total Loss- Absorbing Capacity (TLAC) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in resolution. The implementation of these measures began in 2012, and full implementation is targeted for 2019, with the TLAC requirements to apply from 2019. ING Bank has been designated by the BCBS and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the

G-SIFIs, since 2011, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI since November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Bank participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. In December 2017, the Basel III revisions were formally announced by the Basel Committee on Banking Supervision (BCBS). These new prudential rules for banks consist of a revision to the standardised approach to credit risk, the introduction of a capital floor based on standardised approaches, the use of internal models, limitation of options for modelling operating risks, and new rules for the establishment of risk-weighted items and unused credit lines at the banks. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up.

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

In order to make capital levels more comparable and to reduce variability in banks’ internal models, the European Central Bank (ECB) introduced the Targeted Review of Internal Models (TRIM) in June 2017 to assess reliability and comparability between banks’ models. The TRIM aims to create a level playing field by harmonising the regulatory guidance around internal models, and the ultimate goal is to restore trust in the use of internal models by European banks. The operating consequences of the TRIM exercise have been significant. The TRIM is expected to finalise in 2019, and could impact ING through more stringent regulation on internal models. There is also heightened supervisory attention for the credit quality of loans to corporates and/or households. These exercises could impact the RWA we recognise for certain assets.

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

Title VII of Dodd-Frank created a new framework for regulation of the over-the-counter derivatives markets and certain market participants which has affected and could continue to affect various activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank N.V., has registered with the U.S. Commodity Futures Trading Commission (‘CFTC’) as a swap dealer. The SEC is expected to adopt regulations establishing registration and margin and capital requirements for security-based swaps. Along with the still indeterminate effective date for SEC regulations on, among others, reporting, registration, and internal and external business conduct with respect to security-based swaps, these are likely to materially impact ING. Additionally, the CFTC is expected to adopt capital requirements for swap dealers, although the specific requirements, and any available exemptions, have not been finalized. If these requirements are applicable to ING, and no exemptions are available, it is possible that these requirements will be difficult for ING to comply with and may, as a result, materially and adversely impact ING’s ability to operate as a swap dealer in the U.S. Other CFTC regulatory requirements, already implemented, include registration of swap dealers, business conduct rules imposed on swap dealers, requirements that some categories of swaps be centrally executed on regulated trading facilities and cleared through regulated clearing houses, and initial and variation margin requirements for uncleared swaps. In addition, new position limits requirements for market participants that have been proposed and may be contained in final regulations to be adopted by the CFTC could limit ING’s position sizes in swaps referencing specified commodities and similarly limit the ability of counterparties to utilize certain of our products by narrowing the scope of hedging activity that is permitted for commercial end users and the trading activity of speculators. All of the foregoing areas of regulation of the derivative markets and market participants will likely result in increased cost of hedging and other trading activities, both for ING and its customers, which could expose our business to greater risk and could reduce the size and profitability of our customer business. In addition, the imposition of these regulatory restrictions and requirements, could result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

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

On 10 December 2013, various federal agencies approved a final rule implementing Section 619 of Dodd-Frank, commonly referred to as the ‘Volcker Rule’ and which places limitations and restrictions on the ability of U.S. FDIC insured depository institutions and non-U.S. banks with branches or agencies in the U.S. that become subject to the U.S. Bank Holding Company Act, as well as their affiliates, to engage in certain proprietary trading or sponsor and invest in private equity and hedge funds. As a general matter, such organisations have until July 2017 to comply with the prohibition on certain fund activities and until July 2015 to comply with the proprietary trading prohibitions. In the event that we or one of our affiliates becomes subject to the Volcker Rule, our trading and investment activities could be so restricted. It is expected that we will experience significant additional compliance and operational costs and may be prohibited from engaging in certain activities we currently conduct if the Volcker Rule becomes applicable to us and our affiliates.

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

In 2017, the U.S. Secretary of Treasury issued several reports, after consultation with other financial regulatory agencies, evaluating the current financial regulatory framework against core principles set out by the new U.S. administration. The reports have recommended some revisions to Dodd-Frank and related rules and regulations. There can be no assurance that these or any other future reforms will not significantly impact our business, financial condition and results of operations.

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

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. The CRS will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As of 2 November 2016, more than 100 jurisdictions, including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to the CRS. The majority of countries where ING has a presence has committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for most of the signatories) occurred in 2017.

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

Additional Governmental Measures

Governments in The Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. Restrictions related to the Restructuring Plan are further described in Note 50 ‘ING’s Restructuring’ to the consolidated financial statements.

In February 2013, the EC adopted a proposal setting out the details of a financial transaction tax (‘FTT’) under the enhanced cooperation procedure, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is established in the financial transaction tax zone (‘FTT-zone’) or if the instrument which is the subject of the transaction is issued within the territory of a Member State in the FFT-Zone. 10 Member States have indicated they wish to participate in the FTT (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain). The initial proposal contemplated that the FTT would enter into effect on 1 January 2014, which would have then required us to pay a tax on transactions in financial instruments with parties (including Group affiliates) located in such FTT-zone. However, the FTT remains subject to negotiation between the participating Member States and currently it is uncertain whether and in what form and by which Member States the FTT will be adopted. The implementation date of any FTT will thus depend on the future approval by participating Member States in the Council, consultation of other EU institutions, and the subsequent transposition into local law. Depending on its final form, the introduction of an FTT in the Netherlands or outside the Netherlands could have a substantial adverse effect on ING’s business and results.

As of 1 October 2012, banks that are active in the Netherlands are subject to a bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. Increased bank taxes in countries where the Group is active result in increased taxes on ING’s banking operations, which could negatively impact our operations, financial condition and liquidity. For information regarding historical regulatory costs incurred by ING, please refer inter alia to Note 26 ‘Other operating expenses’ to the consolidated financial statements.

Additional Tier 1 Securities

In April 2015, ING issued USD 2.25 billion of Additional Tier 1 securities (‘AT1 Securities’) and in November 2016, ING issued USD 1 billion AT1 Securities. ING may issue additional AT1 Securities, or other instruments with similar terms (also known as contingent convertible bonds or ‘CoCos’), in the future. The Dutch parliament adopted Article 29a of the Dutch Corporate Income Tax Act of 1969 (Wet op de vennootschapsbelasting 1969) in 2015 to provide debt treatment of securities similar to the AT1 Securities for the purpose of Dutch corporate income tax (25% rate) and (indirectly) dividend withholding tax purposes (15% non-grossed up rate). The interest payment obligation of the AT1 Securities is EUR 90 million for the year 2015, EUR 135 million for 2016 and EUR 170 million for 2017. For 2015, 2016 and 2017 the amounts were treated by ING as a deductible interest expenses for Dutch corporate income tax purposes and as exempt for Dutch dividend withholding tax purposes. However, there is a risk that the EC will take the view, and that court would uphold such view if contested, that the tax deductibility of interest payments on the AT1 Securities is in contravention of the EC’s temporary state aid rules for assessing public support to financial institutions during the crisis (the ‘Revised State Aid Guidelines’). The Revised State Aid Guidelines provide for strengthened burden-sharing requirements, which require banks with capital needs to obtain shareholders’ and subordinated debt holders’ contributions before resorting to certain state aid measures. If a determination were made that deduction of interest payments on AT1 Securities and other similar securities, including those ING may issue in the future, is inconsistent with the Revised State Aid Guidelines, amounts ING would have to pay to the Dutch State with respect to interest payments that have previously been treated as an expense for Dutch corporate income tax purposes and that have been paid free of withholding taxes could be substantial, in particular if ING is unable to redeem the securities ( for the years 2015, 2016 and 2017 the total amount of payment in this respect could be EUR 158 million excluding interest). The terms of the AT1 Securities provide that ING can redeem the AT1 Securities only upon the occurrence of specific events (not including a determination that the tax treatment of the AT1 Securities is inconsistent with European rules against state aid) or after 5 years or 10 years (depending on the series) after their date of issuance.

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

We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may see adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors.

This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations.

Economic and other factors could lead to contraction in the residential mortgage and commercial lending market and to decreases in residential and commercial property prices, which could generate substantial increases in impairment losses. Additionally, continuing low oil prices could have an influence on the repayment capacity of certain corporate borrowers active in the oil and oil related services industries.

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

Currently, the EU is discussing the introduction of a pan-European deposit guarantee scheme, (partly) replacing or complementing national compensation schemes in two or three phases. Proposals contain elements of (re)insurance, mutual lending and mutualisation of funds. The new model is intended to be ‘overall cost-neutral’. A more definitive proposal is expected in 2018.

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

The requirements for ING Groep N.V. to develop and submit recovery and resolution plans to regulators, and the incorporation of feedback received from regulators, may require us to increase capital or liquidity levels or issue additional long-term debt at ING Groep N.V. or particular subsidiaries or otherwise incur additional or duplicative operational or other costs at multiple entities, and may reduce our ability to provide ING Groep N.V. guarantees for the obligations of our subsidiaries or raise debt at ING Groep N.V. Resolution planning may also impair our ability to structure our intercompany and external activities in a manner that we may otherwise deem most operationally efficient. Furthermore, arrangements to facilitate our resolution planning may cause us to be subject to additional costs such as resolution planning related taxes and funds. Any such limitations or requirements would be in addition to the legal and regulatory restrictions described above on our ability to engage in capital actions or make intercompany dividends or payments.

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

ING may be exposed to business, operational, regulatory, reputational and other risks in connection with climate change.

Climate change is a challenge which may expose ING to significant risks. The perception of climate change as a risk by civil society, shareholders, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy, and international actions, such as the Paris agreement on CO2 emissions, may also result in financial institutions coming under increased pressure from such stakeholders regarding the management and disclosure of their climate risks and related lending and investment activities. Additionally, rising climate change concerns may lead to additional regulation that could increase our operating costs or negatively impact the profitability of our investments. There may be substantial costs in complying with current or future laws and regulations relating to climate change. Any of these risks may result in changes in our business activities or other liabilities or costs, including exposure to reputational risks, any of which may have a material and adverse impact on our business, results of operation or financial condition.

Operational risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business may adversely impact our business, results of operation and reputation.

We face the risk that the design and operating effectiveness of our controls and procedures may prove to be inadequate. Operational risks are inherent to our business. Our businesses depend on the ability to process a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information by email and other electronic means. Although we endeavour to safeguard our systems and processes, losses can result from inadequately trained or skilled personnel, IT failures (including due to a computer virus or a failure to anticipate or prevent cyber attacks or other attempts to gain unauthorised access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, or security breaches by third parties), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, including fraud, or from natural disasters or other external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. We are currently in the process of replacing our IT/operational systems in some of our subsidiaries as contemplated by our Think Forward strategy and any failure or delay in implementation or integration of the new IT/operational systems on the anticipated time schedule or a failure of these systems to operate as anticipated could affect our ability to efficiently serve our clients, process, store or transmit information as well as our ability to implement our Think Forward strategy in the manner and time frame currently contemplated. Like other financial institutions and global companies, we are regularly the target of attempted cyber attacks, particularly threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and Ransomware intensify worldwide, and attempts to gain unauthorised access and the techniques used for such attacks are increasingly sophisticated. We have faced, and expect this trend to continue, an increasing number of attempted cyber attacks as we have expanded our mobile- and other internet-based products and services, as well as our usage of mobile and cloud technologies. In addition, due to our interconnectivity with third-party vendors, exchanges, clearing houses, financial institutions and other third parties, we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event. Whilst we have policies and processes to protect our systems and networks, and strive to continuously monitor and develop them to protect our technology infrastructure and data from misappropriation, they may be vulnerable to unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches that could have a security impact and jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

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

As part of their responses to the financial crisis of 2008, the EC and national governments throughout Europe have introduced and are expected to continue introducing various legislative initiatives that aim to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and impose restrictions on the remuneration of personnel, with a focus on risk alignment of performance-related remuneration. Such initiatives include, among others, measures set out in Directive 2013/36/EU (CRD IV), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority, the Regulation of the DNB on Sound Remuneration Policies (Regeling beheerst beloningsbeleid Wft 2014), the Dutch law with respect to the limitation of liability of the DNB and AFM and the prohibition of the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid (Wet aansprakelijkheidsbeperking DNB en AFM en bonusverbod staatsgesteunde ondernemingen) and the Dutch Law on Remuneration Policies of Financial Undertakings (Wet beloningsbeleid financiële ondernemingen, Wbfo). Currently, implementation of the CRD IV rules varies significantly across the various Member States. The proportionality principle that allows for a minimum threshold for deferrals and pay-out in financial instruments to identified staff is applied differently in the various European countries. For instance, in the

Netherlands a threshold of € 10,000 is applied; in Germany € 50,000; in Belgium € 75,000 and in the UK £500,000. This creates a situation where there is no level playing field. In addition, the Wbfo has introduced a variable remuneration cap of 20% of base salary for employees working in the financial sector in the Netherlands. Employees can be exempted and receive variable remuneration up to the Wbfo individual cap of 100%, provided that the average pay-out for the whole group does not exceed 20% of the collective base salaries. For this group, as well as for persons working outside the Netherlands, exceptions are possible, in line with CRD IV, but only under strict conditions. In addition, the Wbfo limits exit compensation, retention compensation and guaranteed variable remuneration. The introduction of the Wbfo has created an unlevel playing field in the Netherlands for ING due to the fact that branch offices in the Netherlands of financial institutions that fall under CRD IV (i.e. that have their corporate seat in another EER country) are not limited to the 20% cap but can apply to the higher CRD IV caps (e.g. 100%, or up to 200% with shareholder approval).

Since the financial crisis, ING has adapted its remuneration policies to the new national and international standards. Since the full repayment of the state aid by ING in 2014, the total direct compensation for the Executive Board members has been slightly increased, however, it remains below the median of our EURO Stoxx 50 benchmark, which is made up of similar European financial and non-financial institutions. The total direct compensation of the CEO is significantly below the median of the CEO benchmark.

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

We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘—ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. For additional information, see the ‘Financial Economic Crime’ paragraphs in the ‘Risk categories’ part within the Compliance Risk in the Risk Management section in the annual report of ING Group. With respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated financial statements.

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

Other factors, besides our financial results, that may impact our share price include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	investor perception of our positions and risks;

•	a downgrade or review of our credit ratings;

•	potential litigation, investigations or regulatory action involving ING or sectors that we have exposure to;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market circumstances.

There can be no assurance that we will pay dividends on our Ordinary Shares in the future.

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. The Executive Board proposes to pay a total dividend of EUR 2,603 million, or EUR 0.67 per ordinary share, over the financial year 2017. This is subject to the approval of shareholders at the Annual General Meeting in May 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2017, the final dividend will amount to EUR 0.43 per ordinary share and be paid in cash. However, there can be no assurance that we will pay dividends in the future.

Holders of ING shares may experience dilution of their holdings.

The issuance of equity securities resulting primarily from the conversion of some or all of such instruments would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares.

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

Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets are located outside the United States. As a result, investors may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

Investors also may not be able to enforce judgments of U.S. courts under the U.S. federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, we may not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless a competent court in the Netherlands gives binding effect to the judgment.

Item 4.	Information on the Company

A. History and development of the company

General

ING Groep N.V. was established as a Naamloze Vennootschap (a Dutch public limited liability company) on 4 March 1991. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings LLC
Bijlmerplein 888	1133 Avenue of the Americas
1102 MG Amsterdam	New York, NY 10036
P.O. Box 1800,	United States of America
1000 BV Amsterdam The Netherlands
Telephone +31 20 563 6710	Telephone +1 646 424 6000

Changes in the composition of the Group

For information on changes in the composition of the Group, reference is made to Note 46 ‘Consolidated companies and business acquired and divested’ of Note 2.1 to the consolidated financial statements.

Our Strategy and Progress

Since the launch of the Think Forward strategy in 2014, ING has achieved strong business growth, increasing customer numbers and robust financial performance. Our progress on these fronts confirms the relevance of our strategic direction.

At the heart of the Think Forward strategy is our purpose to empower people to stay a step ahead in life and in business and the Customer Promise to be clear and easy, available anytime and anywhere, to empower and to keep getting better.

A healthy increase in customer deposits and strong growth in core lending since the launch of the strategy show the appeal of our proposition to customers. This has also strengthened our business by providing more stable and attractive funding, better returns through own-generated assets and more diversified lending geographically and over segments.

The growth in overall customer numbers is being outpaced by even faster proportional growth in the important category of retail primary relationships, those customers with a current account and recurring income and at least one other product with us. This growth has been spurred by continuous improvements to the customer experience, leading to more customer interaction, which in turn helps us to know customers better and tailor offerings better to their needs. We are on track to achieve our ambition to serve 14 million primary customers by 2020.

Accelerating the Think Forward strategy

We developed the Think Forward strategy in response to trends that have not only continued to impact our world and the banking industry but which we now see intensifying.

Digitalisation is increasing, changing how people interact with service providers and their expectations as customers. Fintechs and other new entrants to the market are taking advantage of new regulations and the easy access and low-cost delivery available through the internet to compete for key parts of banks’ value chains.

Tech giants like China’s Alibaba and Tencent (owner of WeChat) now even have full banking licences, making them direct competitors of banks. And continued low interest rates and increasing regulation are pressuring banks’ profitability. Banks need to look beyond traditional business models for new ways to offer value to customers.

At ING, we believe banking products and services are becoming commodities. The only way to differentiate in the future will be through the customer experience. Customers’ expectations are being set by the personal, instant, relevant and seamless experience provided by digital platforms like Amazon, Apple, Facebook and Google. These leaders offer access to platforms where customers connect to one another and to businesses and where they spend more and more of their time.

To remain relevant to customers we need to create a similar experience, one that is uniform wherever and through whatever channel they do business with us. We aim to be the go-to and open platform for all our customers’ financial needs, including providing relevant third-party offerings. And a platform that can integrate into other digital ecosystems so we are there for customers and other users wherever they need financial advice and services online.

To achieve this, we are accelerating our Think Forward strategy and transforming our organisation. Key to this is working toward one global and scalable IT infrastructure with a modular approach for easy plug- and-play connections. We are on course to implement one global approach to data management. And we will support this with one Way of Working. We believe this will help us collaborate better across borders and innovate much faster and at lower cost. As a first step, we are converging businesses with similar customer propositions that can benefit from economies of scale and a more standardised approach.

Culture is crucial to achieving our ambitions. We need a culture that puts the customer at the centre of what we do. And also one that fosters innovation. We accelerate innovation through ING’s own PACE methodology, which combines Lean Start-up, Agile Scrum and Design Thinking methods and encourages fast experimentation based on customer feedback. Our annual Innovation Bootcamps also encourage employees to come up with initiatives to improve the customer experience and compete for seed funding. And we partner with numerous fintechs to improve the customer experience and accelerate our own pace of innovation.

Elements of our strategy

Our Think Forward strategy was launched in 2014. It guides everything we do. This section describes the strategy and includes references to examples and additional information on how our strategy links to the material topics identified by our stakeholders.

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

In Retail Banking, we define the primary relationship as a payment account with recurrent income and at least one other product with ING. In Wholesale Banking, we aim to increase primary relationships by increasing our so-called ‘flow’ relationships (e.g. Transaction Services, Working Capital Solutions and Financial Markets) and the percentage of relationships where we are the client’s lead finance provider.

2. Develop data analytics

The relationship between banks and their customers is increasingly a digital one. Digitalisation challenges banks to maintain intimacy with a customer whom they rarely meet face-to-face. But the digital interface also provides a wealth of data on customers’ preferences and needs that gives banks important insights they can use to provide the kind of experience customers now expect from businesses they interact with online. Analytic skills are essential for serving customers in a digital world and also for preventing fraud, improving operational processes, reducing risks and generating services that go beyond traditional banking. At ING, we recognise that excelling at data management is a core competency if we are to realise our ambition to create a personal digital experience for customers. We are on course to implement one global approach to data management to ensure we maximise the potential of this key resource. An international Advanced Analytics team based in Frankfurt and Amsterdam acts as a centre of excellence, and local advanced analytics teams operate in country and business units. Our chief data management officer oversees the implementation of global data management together with local data officers.

3. Increase the pace of innovation to serve changing customer needs

Evolving customer expectations, new technologies and new competitors are transforming banking. Through innovation, we can increase efficiency, improve the customer experience and gain competitive advantage. We do that, for example, through ING’s own PACE innovation methodology and employee- driven Innovation Bootcamps. To speed up the pace of innovation we also partner with outside parties, including fintechs.

4. Think beyond traditional banking to develop new services and business models

Thinking beyond traditional banking is crucial given that disruption in the banking industry puts a significant portion of revenues at risk. To be successful, banks need to expand the concept of what a bank is and what it means to customers. Our payments value chain is already under threat from many bank and non-bank players. We are responding by creating an open digital platform. It will include relevant offers from third parties and provide a complete financial overview for customers in one place, including of their holdings at other institutions so they are empowered to make better financial decisions. We also aim to find ways to be relevant to customers earlier in their purchasing decision-process, such as not only offering a mortgage, but also connecting customers via our platform to real estate listings and other things they need when buying a new house, like insurance, legal advice and even a removal company. ING is developing and looking into initiatives in numerous beyond banking value spaces, including the circular economy, the ‘silver’ economy (ageing population), housing and mobility.

Enablers

Four strategic enablers support the implementation of our strategy: simplifying and streamlining our organisation, operational excellence, enhancing our performance culture and diversifying our lending capabilities.

1. Simplify and streamline

Simplify and streamline refers to ING’s aim to become a more effective, cost-efficient and agile organisation with the flexibility to respond to fast-changing customer needs and low-cost competitors. We are introducing one Way of Working based on end-to-end, multidisciplinary teams that provide customer improvements from design to product delivery at lower cost and with shorter time to market than previously required. We have already introduced this in the Netherlands and will gradually implement it company-wide, initially focusing on all product and service delivery units by end-2018. We are also implementing target operating models (TOMs) to streamline our Finance, HR, IT, Procurement and Risk functions.

2. Operational excellence

Operational excellence requires continuous focus. We need to ensure that ING’s operations provide a seamless and flawless customer experience. Our operational excellence vision concentrates on the Customer Promise. To meet changing customer expectations arising from increasing digitalisation, we aim to converge to a single platform for financial services that will deliver a uniform customer experience across borders. This will be based on simplified and standardised products and systems supported by modular architecture, integrated and scalable IT systems, and shared services. While pursuing this ambition we are also investing to provide stable IT systems and platforms to ensure we are there for our customers when they need us and to provide them with the highest standards of data security.

3. Performance culture

A strong performance culture is crucial to achieving the bank’s ambitions and delivering on our Customer Promise. To do this, we focus on a number of areas, including stepping up leadership capabilities and building the engagement and capabilities of employees across the organisation. ING believes in a direct link between employee engagement and business performance and our ability to serve customers. Our performance management process encourages employees to take personal responsibility for their performance and development. ING supports employees with training and professional and personal development. To promote the leadership behaviours needed to achieve ING’s strategy, tailor-made leadership training has been developed for top managers and also for all people managers within ING globally.

We are also committed to accelerating the development of diversity and strengthening an inclusive culture in ING where everyone can be themselves. We believe that there is a clear link between diversity and better financial performance. Differences in gender, age, background, sexual orientation, physical ability and religious beliefs enable us to solve problems and respond to challenges in different ways. We have a range of initiatives in place to do this, including our global diversity manifesto which applies to all of our more than 54,000 employees. The manifesto sets out what diversity means at ING, why it’s important, and what employees and managers can do to make a difference.

4. Lending capabilities

Broadening and diversifying our lending capabilities to continue to grow client franchises is our fourth strategic enabler. To do so, we are seeking opportunities in Retail, SME and Consumer Lending segments, as well as focusing on Wholesale Banking lending growth in our Challengers & Growth Markets businesses and in our specialised Industry Lending franchise. In 2017, we continued to grow and diversify lending at healthy margins, with strong growth in the retail activities in Belgium and the Challengers & Growth Markets, but also from Industry Lending and Working Capital Solutions within Wholesale Banking. We also partnered with fintechs to extend innovative instant lending solutions for SMEs to France and Italy following an earlier successful introduction in Spain.

How we create value

At ING we believe that it is our role to support and promote economic, social and environmental progress leading to a better quality of life for people in society, while generating adequate returns for shareholders. We want to be the bank of the future and therefore take the long-term view, to inform our decisions and priorities in the shorter term.

As part of our Think Forward strategy and purpose to empower people, ING launched its 2022 sustainability goals, bringing sustainability and innovation together to deliver on our customer promises. We see it as our responsibility to address the long-term global challenges arising from climate change and the so-called fourth industrial revolution. Over the next five years we’ll focus our efforts and our business where it matters most on climate resilience and social resilience to empower people to stay ahead.

B.	Business overview

Corporate Organisation

ING Group’s segments are based on the internal reporting structure by lines of business. For more information see ‘Item 5 Operating and Financial review and Prospects”.

Our Business

We grew our Wholesale and Retail banking customer bases in 2017, lent more to customers and they entrusted us with more of their savings. At the same time we made major investments to accelerate our Think Forward strategy and create a differentiating customer experience. One that makes banking clear and easy, anytime, anywhere and puts customers in the driving seat when it comes to their finances.

Who we are

ING’s Retail business serves 37.4 million customers. Through the Wholesale Banking business we also serve corporate clients and financial institutions.

Our Market Leaders businesses in the Netherlands, Belgium and Luxembourg are mature businesses with strong Retail and Wholesale Banking positions. Our Challengers businesses are in Australia, Austria, the Czech Republic, France, Germany, Italy and Spain.

Here we aim to build a full bank relationship, digitally distributed at low cost via platforms like Model Bank, which we are developing for several European retail markets, and Welcome, in Germany. Our Growth Markets businesses are those in expanding economies with above-average growth potential: Poland, Romania and Turkey. ING also has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India).

In most retail banking markets we offer a full range of banking products and services, covering payments, savings, investments and secured and unsecured lending.

For corporate clients and financial institutions we provide specialised lending, tailored corporate finance and debt and equity markets solutions. We also offer working capital, payments and cash management and trade and treasury services to help them achieve their business goals.

More information about our Wholesale Banking services is available on www.ingwb.com.

Differentiating experience

Our Think Forward strategy anticipated the trends shaping our industry. We foresaw that digitalisation would change people’s expectations about the products and services they use. These expectations are based on their frequent interactions online and on their smartphones, where they connect with each other and the brands that they love.

Companies are no different. They too expect one seamless, cross-border, global experience and instant processes. They are increasingly impatient with anything that takes time. At the same time, they look for partners who can challenge them on their strategy and add real value to their business.

If we want to remain relevant to our customers we have to be where they are. We have to find ways to empower them on their preferred platforms and meet their needs with a clear and easy experience.

In 2017, we continued our journey to future-proof our business and bring customers a differentiating experience. This involves harmonising and streamlining our products and processes and using advanced data capabilities to deepen and expand our relationships with customers. We are aiming to create a uniform experience by uniting our businesses on digital platforms to be a place where people can go for all their finance- related needs. And we are innovating and teaming up with others to offer new and different services, both our own and those of others.

We believe we are on the right track. In 2017, ING was named the Best Bank in the World by Global Finance magazine – recognition of our efforts to provide a truly outstanding customer experience.

Challenging environment

Persistently low interest rates are threatening the traditional banking business model, making it important to develop new customer propositions that generate new revenue streams.

On top of that, heavier capital requirements under so- called Basel IV and ever increasing regulation are pushing down on returns. In 2017, regulatory costs were EUR 56 million higher year-on-year and made up 9.2 percent of ING’s total underlying expenses (8.9 percent in 2016).

The new European payments directive PSD2 in 2018 will have economic repercussions. Banks will face higher IT and security costs and a potential loss of retail payments revenue. More importantly, PSD2 will open up the payments market to new competitors, including non-banks. Competition is fierce. Already we see fintechs disrupting banking and claiming profitable parts of the value chain that were once the sole domain of banks.

Not to mention the big tech platforms who can really change the game for banks. Apple Pay, for example, is gaining more than a million users a month, while China’s Tencent (owner of WeChat) and Alibaba have banking licences and their own online banks. To remain relevant we need to find new revenue models, more efficient ways of doing things, and team up with others to bring customers a new and differentiating experience faster.

Fair pricing

With deposits at the European Central Bank already earning negative interest rates we have to continuously balance our customer expectations with the prices we offer to remain profitable. To address this trade-off we actively manage our exposure to interest rate risk and develop new offerings at fair prices that generate fee- based income.

ING is working hard to avoid being forced to implement negative rates on retail deposits. For some time, we have charged a negative interest rate to financial institutions and corporate clients with high cash balances in their euro current accounts. If the low interest environment continues we may need to consider further action and expand the scope of Wholesale Banking clients that will be charged.

On the Retail side, other solutions would need to be found, such as higher margins on lending or implementing other fees, which could reduce market transparency. From our point of view, none of these are desirable because they have the potential to conflict with customers’ expectations about fair pricing.

Charging customers a fair price for our products and services increases their accessibility and is important for our competitiveness in the marketplace. To ensure prices are fair, we ask customers to rate our products and services and provide feedback in online communities as part of our global Product Approval and Review Process.

Knowing our customers

Data is an important asset that helps us improve the customer experience and earn the strategically important primary relationship. We rely on data to understand what customers want and need. We use these insights to personalise our customer interactions and empower customers to make their own financial decisions. Our customer-facing platforms offer multiple touch points to interact with customers and collect data that we use to define customer journeys, for example when and where they choose to do their banking, the device they use and the services they prefer. We test our insights with feedback from customers to continuously improve our services.

It is also vital that we know our customers from a regulatory and risk perspective. But gathering the information we need can be inconvenient for them, which is counter-productive to a positive customer experience. This is especially challenging when we have to approach the same customer several times because regulations demand that certain data is screened off internally by Chinese walls. However, ING takes its regulatory responsibility seriously and does not want to compromise on compliance. Instead, we have to ensure the process is as unobtrusive and easy as possible. We also take every precaution to protect customer data and privacy.

Primary relationships

In June 2017, ING reached its 10 millionth primary retail customer. Earning the primary relationship is a strategic priority and we value these relationships because they lead to customers who are more satisfied, more loyal and subsequently choose ING for more of their banking needs. And the more people do with us, the more data we can collect to understand their needs and the better the experience we can provide using these insights: a virtuous circle.

In Retail Banking, we define primary customers as those with multiple ING products, including a current account into which they deposit a regular income, such as a salary. The number of primary customers choosing ING as their main bank is growing twice as fast as the total number of retail customers. At the end of 2017, we had 10.8 million primary retail customers, up from 9.9 million in 2016. The aim is to extend this by a million primary customers a year to reach 14 million by 2020.

Wholesale Banking is also looking to grow its primary clients. This means being their lender of choice and having an appropriate volume of flow products in Transaction Services, Working Capital Solutions and Financial Markets. Industry Lending teams took a leading role in 61 percent of transactions in 2017. While pursuing growth, we will maintain a prudent risk profile and diversified portfolio within our risk appetite.

Retail Banking in 2017

To continue delivering on its strategic priorities and purpose, ING is combining its strengths in its various retail markets and moving towards shared digital banking platforms that will offer customers a uniform differentiating experience and empower them to stay a step ahead in life and in business.

We use the Net Promoter Score (NPS) to measure our progress. Our aim is to achieve a number one NPS ranking, with a 10-point lead over our main competitors in each Retail Banking market. Based on a rolling average of our NPS scores in 2017, ING was ranked number one in seven of our 13 markets and was second in a further four.

Our Customer Promise

ING innovates in pursuit of a better customer experience, both on its own and with partners. We believe this is what attracts people to ING as their main bank and we work hard to improve this experience and deliver on our Customer Promise to be clear and easy, anytime and anywhere, empower people and keep getting better.

We are also looking at services that go beyond banking and generate alternative sources of revenue. In Germany, for example, ING introduced Immowert2Go, a mobile app enabling potential homeowners to find a property’s value by submitting a photo and at the same time apply for a mortgage. And we partnered with online wealth manager Scalable Capital to offer retail customers digital investment management services, also known as robo-advice.

To keep our promise to make banking easier, we premiered fully digital instant personal loans in Romania, making it possible for almost 1.3 million active customers here to obtain a personal loan in an end-to- end online process that takes as little as 15 minutes. Customers in Poland, Spain and Turkey can also get loans instantly online without the need to submit proof of income. Credit risk assessments are done within minutes.

And small and medium-sized businesses in France and Italy can now get approval for a loan of up to EUR 100,000 in just 10 minutes. The new instant online lending platform for SMEs was developed with five fintech partners, each covering part of the loan process. These include Kabbage, with whom we developed a similar offering in Spain in 2015. The new service, launched in October, is part of our strategy to increase lending to this customer segment.

Meanwhile Twyp Cash, which allows customers in Spain to withdraw cash from supermarkets, petrol stations and other merchants, continues its growth and is now used by 275,000 customers. We extended the mobile payment app to non-ING customers in November, triggering approximately 20,000 downloads on the first day.

Digital first

Customers are spending more time online and especially on their smartphones. In the Netherlands, ING welcomed its three millionth mobile app user in August 2017 and registered 18,000 new users in one week, the highest weekly inflow yet. This helped us exceed our initial 2017 target of 520,000 new mobile users in the Netherlands by 15.9 percent.

Across ING, digital channels account for 98.4 percent of contacts with retail customers (98.0 percent in 2016), while mobile phone interactions rose 37 percent to 1.76 billion in 2017 from 1.28 billion in 2016.

We introduced several new apps in 2017 that cater to the needs of mobile customers, who use their phones to shop, socialise and stream content instantly and seamlessly. In Germany, ‘Banking to go’ makes transfers easier and more personal using touch ID and the customer’s own five-digit pin. Developed by a German- Dutch team using existing components, the app was tested by around 5,000 customers before going live in May 2017. We also introduced an aggregation service in Germany that allows customers to see all their bank accounts on one app, also those with other banks.

In Belgium, we partnered with other banks and telecom companies to launch Itsme, an app offering users a digital ID that allows them to log in securely, share data or sign documents and transactions on their phones.

In March, we debuted contactless mobile payments in Poland. Customers here can now use their Android smartphone to pay for goods or services via the Moje ING mobile app. The ‘MasterCard on your phone’ service was developed in less than a year by teams from Poland, the Netherlands and Spain with generic components that can be used by other ING countries.

Customers in Poland can also use their mobile phones to buy and sell currencies. They can access the ING Kantor electronic platform via an FX module on the Moje ING mobile app (or the ING Business app for corporates). It makes currency transactions easy and convenient with 24/7 availability.

Of course, customer experience doesn’t only have to be digital. In Belgium, we opened the first ING branch that feels like home, modelled on the concept unveiled in 2016 in the Netherlands. Here customers can get personal banking advice, have a coffee, use it as a workplace or hold their own business or community meetings. ING plans another 15 of these branches by 2020. An optimised branch network supports our digital-first ambitions. When designing Belgium’s branch network coverage our priority was to stay close to our customers and improve our service to make it extremely personal and very easy. At the same time, we had to consider a number of factors, not least the integration of Record Bank. In places where both banks had branches in close proximity, we chose to keep only one. The 15 planned ‘Client Houses’ will provide customers with personal banking advice in an enjoyable environment.

Financial empowerment

ING wants to empower people to make the right financial decisions and become self-reliant. This contributes to a healthy economy and helps drive social progress. In addition to clear and easy products and services, anytime and anywhere, it’s about providing the right information and tools at the right time and making an impact in communities by giving people the skills to become financially self-sufficient.

Take tools like our Orange Assistant in Turkey, a mobile app that gives users more control over their money by notifying them when a payment – or even a birthday – is due. It can automatically transfer money, for example to a florist to buy a gift. Users set their own customised notifications and ‘smart actions’. The idea originated at an earlier edition of ING’s Innovation Bootcamp. To date, 18,000 users have created nearly two million separate notifications, for example when money enters or leaves their account, and when their credit card statement is ready.

In 2017, we launched the THINK website, where ING analysts share their insights on a range of economic and financial matters to help people make better decisions.

Turkey launched a YouTube channel in June called ‘Para Mevzuları’ (Money Stuff). Here ING shares videos that increase financial literacy by helping people understand more about money, saving and finances. It attracted 44,000 subscribers and 6.5 million views in its first month.

In Australia we launched ING Everyday Round Up – a digital money jar for loose change that makes saving easier and more convenient. It allows customers to round up card purchases to the nearest dollar and moves the difference to their savings account. The tool hit 40,000 activations within the first fortnight. It mirrors the Smart Saver launched in Poland in 2016, an example of sharing best practice between ING businesses.

The ING Dreamstarter programme in Australia empowers social entrepreneurs through scholarships, crowdfunding and grants for businesses that create a positive change in their communities. In 2017, it had 1,701 supporters and contributed more than AUD 330,000 to 11 Dreamstarter businesses, of which over 60 percent was crowd-funded. This brings its total funding since it started in 2014 to more than AUD 1.5 million for 70 businesses. In 2017, Dreamstarter Gifts that Give was initiated to encourage Australians to buy socially responsible gifts and support Dreamstarter businesses, which delivered product sales of over AUD 30,000 in six weeks.

To help people who are financially excluded, ING’s activities include offering microfinance to SME clients in Turkey, education and research. In addition, ING subsidiary Groenbank invested EUR 6 million in cooperative society Oikocredit to extend financial inclusion in Africa.

ING continued its partnership with UNICEF’s Power for Youth to reach 335,000 adolescents in six less-developed countries by 2018, equipping them with financial knowledge and skills to build a brighter future.

Financial empowerment interactions with customers and non-customers increased significantly again in 2017 and 25.4 million people said they felt financially empowered (23.9 million in 2016). This means we achieved our 2020 target of reaching 25 million people. Our new ambition is to reach 34 million people by 2022.

Sustainable investments

We can help our customers contribute to a more sustainable world through sustainable investing. We select companies whose activities consider people, society and the environment. They preferably offer solutions for the sustainability challenges our world faces. We believe these companies will outperform on return and impact in the long term.

Our assessment excludes companies in specific sectors, such as coal mining, or that exhibit controversial behaviour, such as violations of human rights.

ING has provided customers with sustainable investment solutions (SI) since 1999. These can be dedicated portfolios, structured products or investment funds, and cover all asset classes. SI is available to customers in Belgium, Luxembourg, Germany and the Netherlands. At the end of 2017, sustainable assets under management (SAuM) were EUR 4.75 billion. This represents 3.75 percent of ING’s total assets under management.

Awards

ING’s digital leadership and focus on innovation and customer experience have been recognised externally with awards in several Retail markets. These include Best Brand of the Year 2017 in Luxembourg. ING in Poland collected Global Finance magazine’s Digital Bank of Distinction award for the mid-corps segment, while in Romania ING was named the Most Innovative Bank for the second year running at the MasterCard Bank of the Year gala. In Germany, ING was rated Most Popular Bank for the 11th consecutive year by readers of business magazine €uro and Interhyp as the Best Mortgage Provider for the 12th time in a row. And in France, ING was the only financial institution to win the Excellence Client Prize, awarded to companies providing a great customer experience.

Wholesale Banking in 2017

The future of Wholesale Banking is about clients and their experience. It’s all about what they want: advice, data driven insights, sector knowledge. We already took steps in this direction in 2017 and will take it further in 2018 with a new organisational structure that supports a client-led approach, using data and technology to anticipate clients’ needs and move to seamless and fast processes for a truly differentiating experience.

Through the Wholesale Banking Target Operating Model (Wholesale TOM) we have made progress towards a digital, streamlined and simplified organisation. But with so many newcomers entering this space and disrupting our core business, we realised we need to do more. In 2017, we redefined our short-term priorities and further united our business across regions and countries to collaborate more effectively, innovate faster and bring clients uniform services and relevant, proven solutions through their preferred channel, while moving to open banking platforms.

Among other things, we will strengthen our sector focus and international network, putting more resources into Asia and the Americas. We are also strengthening our advisory functions including core banking services, such as Debt Capital Markets and Corporate Finance, and will enhance and further integrate our daily banking propositions, such as payments and cash management, trade finance, working capital solutions, overdraft and FX transactions.

In support of these changes, we will roll out ING’s one agile Way of Working across Wholesale Banking. Wholesale Banking is an important contributor to the success of ING’s Think Forward strategy. Over the past five years, Wholesale Lending assets have grown by more than 30 percent and pre-tax results by more than 70 percent. We expect lending growth to continue as we support clients in their business needs. To better anticipate on these needs we will increase our investments in our data-analytic capabilities and strengthen our research coverage to help clients stay ahead of their competition. And we will support them in becoming more sustainable.

InsideBusiness

We extended the InsideBusiness platform to Russia, Ukraine and Poland. It is now used by around 12,500 business clients in 20 European countries, compared to fewer than 500 in 2016. Clients can access their Wholesale products and services via a single log-in, making banking clear and easy and simplifying and streamlining the IT landscape. New services added to InsideBusiness in 2017 include fingerprint login for the iOS and Android app and digital signatures for service request documents. It also offers electronic mark-to-market reports for 4,000 Financial Markets clients; gives clients the ability to draw down on loans and to manage proof of payments and incoming direct debits, as well as make digital Trade Finance transactions in Belgium and the Netherlands.

Virtual cash management

In the third quarter, ING introduced virtual bank accounts that allow treasurers to manage their cash across borders from a single bank account. Other virtual cash management products involve multiple virtual accounts. ING’s solution gives treasurers full insight, access and control of their company’s cash position and enhances strategic decision-making.

We are also preparing to launch Cobase, an independent ING venture offering companies a multi-bank platform with a single point of access to all their bank accounts and financial services from all their providers, not only ING. It includes a central payments hub, cash management and treasury modules.

Blockchain

Innovation is integral to ING’s ambitions and technological advances such as blockchain continue to lead to new products and product improvements. Being a big organisation, ING’s size can work against it when speed is of the essence. That’s why we also team up with others – start-ups and fintechs – to innovate from the outside in. These include collaborations with the banking consortium R3 and others to digitalise trade and commodity finance on a blockchain platform, as well as using blockchain to process foreign exchange trades and Trade Finance transactions. ING is also working with R3 and HQLAx on a digital assets exchange to manage liquidity more effectively and cost efficiently.

In February, our Easy Trading Connect blockchain prototype carried out its first live oil trade, which showed the significant speed, cost and risk benefits of the technology. In January 2018, the platform was extended to agricultural commodities, with a US-China soybean trade demonstrating its potential in a sector with complex and rigorous documentation chain flows.

In November, ING announced a breakthrough to protect the privacy of users in the blockchain. The new code, known as a ‘zero-knowledge range proof’ adds a layer of cryptography that is 10 times more efficient than existing technologies. In the spirit of cooperation, ING has made it available as an open-source solution, allowing other developers to contribute to it.

Drawing on our data capabilities to bring clients the right solutions at the right time, we are working on one that analyses data from past bond trades to price trades accurately in real time.

In addition to harnessing new technologies, we are also looking at developing services that go beyond banking. For example, we’re working with behavioural scientists in London and Amsterdam to develop a cybersecurity solution for corporate clients. The ING Digital Trust tool aims to modify the behaviour of the client’s employees – usually a key vulnerability when it comes to protecting companies’ digital information – through a series of ‘gamification’ campaigns. It is currently being tested by three clients and will be available in 1Q2018.

Responsible finance

Although ING’s own operations have been climate neutral for a decade, we can make our biggest contribution to a sustainable future through financing. We are committed to better understanding the impact of our lending activities and working with our clients to drive progress towards a low-carbon and self-reliant society.

We aim to double our funding to companies and sectors that are helping to keep global warming below two degrees Celsius. We will do this by increasing our Climate Finance portfolio two-fold by 2022 compared to 2017.

This includes funding projects that advance renewable energy, the circular economy and help combat climate change. We will also double our Social Impact finance by lending to projects that lead to, for example, affordable housing or basic infrastructure. And we will double lending to environmental, social and governance (ESG) industry leaders by 2022 compared to 2017.

These ambitions replace the former Sustainable Transitions Financed (STF) portfolio ambition to increase STF to EUR 35 billion by 2020. As we already came close to achieving this in 2016, we matured and strengthened our approach in 2017. The result is our responsible finance portfolio, which transparently demonstrates our contribution through financing to key social and environmental domains.

But we can’t do this alone. We need clients and key partnerships. For example, we work with the Ellen MacArthur Foundation, a global thought leader on the circular economy, to expand our knowledge and network on this topic and unlock business opportunities.

And we are a member of the World Economic Forum’s Climate Leaders Alliance, an informal network of CEOs committed to climate action and delivering on the Paris Agreement.

In 2017, ING joined the Madaster circular economy platform, which has a digital ‘materials passport’ to stimulate the use of recyclable materials and reduce waste.

ING Real Estate teamed up with ING Groenbank on a green loan to convert a former power plant into a sustainable ‘A’ energy label innovation hub. And we helped finance one of Australia’s largest solar plants to meet the country’s growing demand for renewable energy.

In Austria, ING teamed up with Kommunalkredit, a specialist bank for infrastructure financing, on a EUR 300 million social covered bond to support projects such as schools, universities, hospitals and social housing. It’s the first of its kind in Austria and the second social covered bond in the market.

It’s not just technology that drives innovation. ING works closely with clients to find sustainable solutions for the challenges they face and to put our sustainability ambitions into action. In 2017, we collaborated on several sustainable financing firsts: the first loan linking the interest rate to the lender’s sustainability performance and rating (the better the company does on sustainability, the lower the interest rate); the first green hybrid bond ever, raising EUR 1 billion to fund wind energy in the Netherlands and Germany; and the UK’s first green bond in the public utilities sector (water).

Since it was introduced in April for Philips, the Sustainable Improvement Loan has won several awards and has been used with other clients, such as Belgian post operator bpost.

Challenges and opportunities

In addition to investing billions of euros in wind farms, solar energy and geothermal power production to support the energy transition, ING will not only stop providing lending services to new coal-fired power plants or coal mines but will also accelerate the reduction of financing to thermal-coal power generation with the ambition of bringing this close to zero by 2025. We reduced our lending outstanding for thermal coal power generation by 18 percent at the end of 2017 compared to a year ago and have the ambition to continue this reduction trend.

However, society still relies on fossil fuels because there is not yet enough renewable energy being generated, nor is there an efficient and affordable way of storing it. This is both a challenge and an opportunity, for example for companies developing battery technology. ING engages in strategic dialogue with clients to influence change. We talk about the challenges they face and help them identify opportunities.

We see opportunities arising from the final recommendations of the G20 global Taskforce on Climate-related Financial Disclosures (TCFD). We believe it will encourage investors to shift to more low-carbon and climate-smart options as companies become more transparent about reporting on the financial implications of climate change – an important step towards delivering on the commitments of the Paris Agreement to keep global warming below two degrees Celsius.

Strengthening our operations

In the past years, the Wholesale TOM programme has contributed to a more integrated business, easier processes and a more consistent experience for clients on a global digital platform.

It has united operational services in two strategic centres in Bratislava and Manila, supporting our ambition to improve and standardise Wholesale Banking. For example, we now offer Financial Markets clients collateral management services from one hub that provides a single unified offering. This consolidation of expertise enables us to test new artificial intelligence and robotics solutions to optimise client services. For example, we are preparing to launch ING’s first Wholesale Banking chatbot – called Bill – on InsideBusiness. And we are working with fintech Axyon.AI on a tool that applies neural networks to make financial predictions. We will invest even more in automation and robotics to make processes faster and smoother in the future.

Migrating certain services to shared service centres is not new to ING, but it is time consuming and can potentially disrupt our service, contrary to our Customer Promise. We do it because, in the long term, it means we keep getting better. We believe it will allow us to respond faster to new client needs, improve IT capabilities and boost the efficiency of our digital-first model, helping it to evolve into a true competitive advantage.

We are also introducing a global operating model for Lending Services. Implementing the advanced funding model in Singapore and Hong Kong in the second half of the year changed the Asian funding model and led to a EUR 3.5 million reduction in funding cost on the Asia portfolio.

In addition, we increased global collaboration with virtual sector teams that support clients across countries and products to offer holistic, integrated solutions that enable them to stay a step ahead in business. To facilitate this collaborative approach even further we are rolling out one way of working based on Agile principles.

Awards

In 2017, ING was named best Benelux brokerage house at the Extel awards for the European equities investment industry. A market survey by FI Metrix (‘2017 International Commodity Traders Study’) showed ING has become a dominant provider in commodity finance, based on its image (55 percent of respondents rated it the most positive brand image in the market compared to 24 percent in 2013), institutional performance, relationship penetration, product market share and delivery. Overall, league table positions in EMEA and Western Europe continued their upward trend in 2017, supported by continued strong performance in Industry Lending.

International network

One of ING’s strengths is our international Wholesale Banking network, which spans over 40 countries in Europe, Asia and the Americas. In 2017, we broadened our relationship with clients in Asia and expanded our Americas footprint with an office in Bogota, Colombia.

This is in line with our decision announced in November 2017 to put more emphasis on the regions while shifting our focus to a stronger sector organisation from the current largely product-based orientation. In the past years, ING has grown into a sector specialist in lending areas such as Metals and Mining, Trade and Commodity Finance and Technology, Media and Telecom. Our new structure will help us deliver a consistent client approach across the Americas, Asia and Europe and become even more relevant to our clients as we support them in their business needs. These organisational changes will be implemented in January 2018.

Competition

ING is a global financial institution with a strong European base, offering banking services. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments.

ING’s Retail business serves 37.4 million customers. Through the Wholesale Banking business we also serve corporate clients and financial institutions.

Our Market Leaders businesses in the Netherlands, Belgium and Luxembourg are mature businesses with strong Retail and Wholesale banking positions. Our Challengers businesses are in Australia, Austria, the Czech Republic, France, Germany, Italy and Spain. Here we aim to build a full banking relationship, digitally distributed at low cost via platforms like Model Bank, which we are developing for several European retail markets, and Welcome in Germany. Our Growth Markets businesses are those in expanding economies with above average growth potential: Poland, Romania and Turkey. ING also has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India). In most retail banking markets we offer a full range of banking products and services, covering payments, savings, investments and secured and unsecured lending.

For corporate clients and financial institutions we provide specialised lending, tailored corporate finance and debt and equity markets solutions. We also offer working capital, payments and cash management and trade and treasury services to help them achieve their business goals. ING serves its Wholesale Banking clients through an international network that spans more than 40 countries in Europe, Asia and the Americas.

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

Digitalisation is increasing, changing how people interact with service providers and their expectations as customers. Fintechs and other new entrants to the market are taking advantage of new regulations and the easy access and low-cost delivery available through the internet to compete for key parts of banks’ value chains.

The new European payments directive PSD2 in 2018 will have economic repercussions. Banks will face higher IT and security costs and a potential loss of retail payments revenue. More importantly, PSD2 will open up the payments market to new competitors, also nonbanks.

In addition to the potential for disruption posed by fintechs, big tech platforms are also moving into financial services with the potential to really change the game for banks. Apple Pay, for example, is gaining more than a million users a month, while China’s Tencent (owner of WeChat) and Alibaba have banking licenses and their own online banks. To remain relevant we need to find new revenue models, more efficient ways of doing things, and team up with others to bring customers a new and differentiating experience faster.

New companies with innovative business models can upend decades of common business practice. Conventional wisdom on what comprises an industry or sector is being questioned. There is a trend toward open online platforms incorporating third-party offerings and the rise of digital ecosystems where people network, shop, bank and do many other things in one place. This is challenging banks to re-think and expand their business models to allow in partners, including ones from outside the financial world, who can enhance the customer experience.

Persistently low interest rates are threatening the traditional banking business model, making it important to develop new customer propositions that generate new revenue streams. On top of that, heavier capital requirements under so-called Basel IV and ever increasing regulation are pushing down on returns. In 2017, regulatory costs made up nine percent of ING’s total underlying expenses, unchanged from 2016.

The range and complexity of non-prudential regulation (regarding other things than financial strength) continues to increase. Regulation is becoming more stringent in areas like customer due diligence, and transaction monitoring to detect and report money laundering (AML), terrorist financing and fraud. Individual country laws and specific regulations often prevent sharing information cross-border, between public and private authorities and between private parties. This restricts the effectiveness of bank systems and is most evident when large financial institutions operate a global compliance model.

In addition, non-banks are less strictly regulated than banks, particularly in areas like customer due diligence, fraud and cyber-security risks, as well as the use of commercial and payment data. If left unaddressed by regulators, this lack of a level playing field, especially with the powerful global tech firms, can form an impediment to fair competition, as well as negatively impacting customer security. For more information, please refer to ‘Item 5. Operating and Financial Review and Prospects’ and Notes 33 ‘Segments’ and 34 ‘Information on geographical areas’ of Note 2.1 to the consolidated financial statements.

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

Global Regulatory Environment

There are a variety of proposals for laws and regulations that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — ING operates in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association, which details a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks have to apply on a comply-or-explain basis. Elements of these initiatives may subsequently be incorporated into legislation, as was the case with the “Banker’s oath” and remuneration principles from the Dutch Banking Code. The aforementioned “Banker’s oath” is a mandatory oath for all employees in the Netherlands of banks licensed in the Netherlands, which the Dutch government has introduced, effective per 1 April 2015. In this oath, the employees of the relevant ING entities declare that they (i) will perform their duties with integrity and care, (ii) will carefully consider all the interests involved in the company, i.e. those of the customers, the shareholders, the employees and the society in which the company operates, (iii) in that consideration, will give paramount importance to the client’s interests and inform the customer to the best of their ability, (iv) will comply with the laws, regulations and codes of conduct applicable to them, (v) will observe secrecy in respect of matters entrusted to them, (vi) will not abuse their knowledge, (vii) will act in an open and assessable manner and know their responsibility towards society and (viii) will endeavour to maintain and promote confidence in the financial sector. To enforce the oath, non-compliance can be sanctioned by a special disciplinary court. Moreover, if Executive or Supervisory Board members break the oath, the supervisory authority (ECB/DNB/AFM) can decide to reassess their suitability.

As mentioned above, a significant change has been made to the supervisory structure within the Eurozone and in November 2014 the Single Supervisory Mechanism (“SSM”) took effect, a mechanism composed of national competent authorities and the ECB with the ECB assuming direct responsibility for a significant part of the prudential supervision of ING Bank and its holding company ING Group. ING expects to benefit from the harmonization of supervision resulting from the SSM but at the same time does not expect such harmonization to be fully in place in the short to mid-term.

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

As a third pillar to the Banking Union, the EU has harmonized regulations for Deposit Guarantee Schemes (DGS). Main elements are the creation of ex-ante funded DGS funds, financed by risk-weighted contributions from banks. As a next step, the EU is discussing a pan-European (or pan-banking union) DGS, (partly) replacing or complementing national compensation schemes. A more definitive proposal is expected in 2018.

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

The Volcker Rule imposes limitation on U.S. banks, the U.S. branches of non-U.S. banks, and the affiliates of either, on proprietary trading and on the sponsoring and investing in hedge funds and private equity funds.

Among other things, Section 165 of the Dodd-Frank Act imposes capital, liquidity, stress-testing, and risk management requirements on most U.S. banking and non-banking operations of large non-U.S. banking organizations with U.S. branches or agencies. Those with U.S. non-banking assets of $50 billion or more also must establish an intermediate holding company as the top-level holding company for the organization’s U.S. non-banking entities. This intermediate holding company is regulated in a manner similar to a U.S. bank holding company.

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

The Dodd-Frank Act also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”. In 2017, the U.S. Secretary of Treasury issued several reports, after consultation with other financial regulatory agencies, evaluating, in part, the current financial regulatory framework against core principles set out by the new U.S. administration. The report has recommended some revisions to Dodd-Frank and related rules and regulations. The report’s findings may result in the revision, amendment or repeal, in all or in part, of Dodd-Frank and related rules and regulations and other laws, rules and regulations.

Basel III and European Union Standards as currently applied by ING Bank

DNB, our home country supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II and Basel III Frameworks. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local implementation of Basel requirements as well. ING uses the Advanced IRB Approach for credit risk, the Internal Model Approach for its trading book exposures and the Advanced Measurement Approach for operational risk. As of 2009, a Basel I floor of 80% of Basel I RWA has been applicable. A small number of portfolios are still reported under the Standardized Approach.

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio to be phased in over 2014-2018. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the required common equity Tier 1 ratio, when the buffer is fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III will strengthen the definition of capital that will have the effect of gradually disqualifying many hybrid securities during the years 2013-2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012 and full implementation is targeted for 2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Banks ” (“G-SIBs”), since 2011, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-SIB”) since 2011.

For European banks these Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements will be gradually tightened, mostly before 2019, until the Basel III migration process is completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. The DNB requires the largest Dutch banks, including ING Group, to build up a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G-SIB and D SIB buffers mentioned above.

Banks are also subject to Pillar 2 requirements. Pillar 2 refers to the capital that the supervisor requires a bank to hold depending on its risk profile, risk management and capital planning. Based on an internal capital adequacy assessment process (ICAAP), the ECB has examined ING’s capital adequacy and set a Pillar 2 requirement of 1.75% for ING Group.

An agreement was reached on Basel ‘IV’ in December 2017. While some elements still require more clarity, we believe the fully loaded Basel ‘IV’ impact may lie in the range of a 15 -18 percent increase in risk-weighted assets (RWA) by 2027. This does not take into account possible management actions. TRIM (targeted review of internal models) may result in earlier impact on RWA via Pillar 2. The implied impact on capital ratios does not take into account any potential changes to the systemic risk buffer or Pillar 2 requirements. Note this also assumes the current asset mix to be the same in 2027, as well as modelled RWA based on the current economic environment. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. ING is confident that it will meet the final requirements and as before we will continue executing our strategy for our clients and delivering growth at good returns.

ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the

Netherlands as well as with the ECB. ING Bank’s independent auditors audit these reports on an annual basis.

United States

ING Bank has a limited direct presence in the United States through the ING Bank Representative Offices in New York and Dallas, Texas. Although the offices’ activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the offices may not take deposits or execute any transactions), the offices are subject to the regulation of the State of New York Department of Financial Services and the Texas Department of Banking, as well as the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries (one of which is registered with the U.S. Commodity Futures Trading Commission as a swap dealer and another of which is registered with the U.S. Securities and Exchange Commission as a securities broker-dealer) offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank N.V.

Anti-Money Laundering Initiatives and countries subject to sanctions

In recent years, combating money laundering and terrorist financing has been a major focus of governmental policy towards financial institutions. Applicable bank regulatory authorities are imposing, and industry groups and participants are adopting, heightened standards, and law enforcement authorities have been taking a more active role in prosecuting potential violations. If a financial institution would fail to comply with relevant regulations or to maintain and implement adequate and appropriate programs to that end, this could have serious legal and reputational consequences for that institution.

The ING Bank Financial Economic Crime Policy and Minimum Standards (FEC Policy) directly reflect relevant national and international laws, regulations and industry standards. All client engagements, products and services of all majority owned ING Bank businesses (or business entities) and businesses under ING Bank’s management control are in scope of the ING Bank FEC Policy.

The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

Management of ING Bank entities also maintain local procedures designed to enable them to comply with both local laws and regulations and the ING Bank FEC Policy.

ING Bank’s FEC policy takes into account risks presented by doing business in certain specified countries that are targeted by EU and/or US sanctions regimes. ING’s policy is not to enter into new relationships with clients from these countries, and processes remain in place to discontinue legacy relationships involving these countries. At present, these countries are North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to EU and/or US sanctions regimes. Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

With regard to Iran specifically, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added subsection (r) to Section 13 of the Securities Exchange Act of 1934, as amended, which requires us to disclose whether ING Group or any of its affiliates has engaged during the calendar year in certain Iran-related activities, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorisation of the U.S. government.

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a connection to Iran. These positions remain on the books but certain accounts related thereto are ‘frozen’ where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING Bank. Specifically, ING Bank has controls in place to monitor transactions related to these accounts. ING Bank may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the calendar year 2017, ING Group had revenues of approximately USD 0.5 million, which were principally related to legacy loans and ING Group estimates that it had a net profit of approximately USD 23,468. ING Bank maintains a policy not to enter into new relationships with clients from Iran and processes remain in place to discontinue existing relationships involving Iran.

In 2017, the Ukraine-related sanctions imposed by both the US and the EU remained in force. New sanctions regarding amongst others Russia were added pursuant to the Countering America’s Adversaries Through Sanctions

Act (“CAATSA”) . Those sanctions restrict, amongst others, the dealing in specific (financial) products with certain named parties.

Also in 2017, the US imposed sanctions on Venezuela, similar to the sectoral sanctions on Russia and primarily targeting the Government of Venezuela and the Venezuelan oil industry.

The UN, EU and the US have strengthened their sanctions regarding the Democratic People’s Republic of Korea (North Korea) in 2017 resulting in an effective exclusion of North Korea from the global financial system. ING Bank has maintained a policy not to enter into new relationships with clients from North Korea, and not to participate in transactions that involve North Korean parties.

With a view to these ongoing developments ING continues to improve its sanctions compliance controls to respond to risks of new or expanding sanctions regimes.

Although the US terminated economic sanctions with respect to Sudan and the Government of Sudan in 2017, Sudan remains designated by the United States as a state sponsor of terrorism and certain Sudanese persons remain targeted by sanctions. After assessment of the remaining risks following termination of the sanctions, ING has decided to maintain its policy not to enter into new relationships with clients from Sudan and processes remain in place to discontinue existing relationships involving Sudan.

For further information regarding compliance with relevant laws, regulations, standards and expectations by ING Bank and its business in certain specified countries, see “Global Regulatory Environment” above.

Australia

ING’s banking activities are undertaken in Australia by ING Bank (Australia) Limited (trading as ING) and ING Bank NV Sydney Branch. Banking activities, specifically licensing of an Authorised Deposit Taking Institution (“ADI”) in Australia are subject to regulation by the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). In addition ING entities are required to comply with the requirements under the Anti-Money Laundering and Counter Terrorism Financing Act that is subject to regulatory compliance oversight by the Australian Transaction Reports and Analysis Centre (“AUSTRAC”).

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

As an Australian incorporated subsidiary, ING Bank (Australia) Limited is required to comply with corporate requirements and in the event of listing of issued debt securities to comply with Australian Securities Exchange listing and disclosure requirements. ING Bank (Australia) Limited must demonstrate compliance with financial services laws as a condition to maintaining its Australian Financial Services Licence (“AFSL”) and Australian Credit Licence (“ACL”). ING Bank N.V., Sydney Branch is not an Australian incorporated legal entity. ING Bank N.V., Sydney Branch holds its own banking ADI license and AFSL which is limited to the provision of financial services to wholesale clients.

C.	Organizational structure

General

ING Groep N.V., a publicly-listed company, is the parent of one main legal entity: ING Bank N.V. (ING Bank). ING Bank is the parent company of various Dutch and foreign banks.

Principal Group Companies

Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”

D.	Property, plants and equipment

ING predominantly leases the land and buildings used in the normal course of its business. In addition, ING has invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

For information on property, plants and equipment, reference is made to Note 8 ‘Property and equipment’, for information on operating leases reference is made to Note 44 ‘ Contingent liabilities and commitments’ and for information on investment properties reference is made to Note 10 ‘ Other assets’ of Note 2.1 to the consolidated financial statements.

Item 4A.	Unresolved Staff comments

Not applicable.

Item 5.	Operating and financial review and prospects

The following operating and financial review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-IASB. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-IASB.

A.	Operating results

Factors affecting results of operations

ING Group’s results of operations are affected by demographics, regulations and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates, political developments and client behavior changes. For further information on regulations reference is made to “Item 4. Information on the Company – Regulation and Supervision”. For further information on other factors that can impact ING Group’s results of operations, reference is made to “Item 3. Key information - Risk Factors” for more factors that can impact ING Group’s results of operations.

Financial environment

The world around us is constantly changing. This chapter highlights several trends that Regulatory landscape and continuing uncertainty have a major impact on our own operating environment, as well as on that of our competitors. This includes the economy and current low interest-rate environment; increasing regulatory scrutiny and costs; digitalisation and changing customer behaviour; and what our stakeholders expect of us.

Increased global economic momentum

Economic momentum picked up further in 2017, outpacing the global economic growth seen in 2016. In the United States, growth has remained strong. This is now the second-longest economic expansion since the end of World War II. At the same time inflation has stayed low, allowing the Federal Reserve to follow a very gradual path of interest rate increases.

In the euro area, all member states’ economies are growing. The eurozone’s economic performance was particularly positive, as the area recorded its lowest unemployment rate in nine years and economic confidence reached pre-crisis levels.

In the United Kingdom, economic growth has slowed, against a background of continued uncertainty about the future relationship with the European Union. The economy in Asia remained strong with growth rates of the advanced economies in that region generally accelerating. Growth in major emerging-market economies has improved overall, helped by a rebound in some commodity producers that experienced recessions in 2015–16.

Rates increase, but remain low

Longer-term government bond yields firmed somewhat compared to their 2016 lows on the back of a strengthening global economy, the Fed’s US rate increases and the anticipated end to exceptionally easy monetary policy elsewhere.

However, with inflation in most developed economies staying low, longer-term yields remained modest while equity markets in advanced economies performed well and corporate credit spreads were at, or close to, their tightest levels since the beginning of 2008. Volatility was subdued despite increased geopolitical tensions around North Korea.

Euro on the rise

The euro rose against the US dollar in 2017, propelled by the strengthening economic outlook in the euro area, diminishing political uncertainty and expectations about the tapering of quantitative easing in the euro area.

Regulatory landscape and continuing uncertainty

Continued delays around the Basel ‘IV’ discussions (i.e. the revisions to Basel III) addressing the variability of banks’ internal models, which weren’t finalised until December 2017, led to ongoing international uncertainty. This had an impact on strategic planning and business decisions for many banks.At a European level, the Single Supervisory Mechanism continued to strengthen its supervisory role through the ECB. This was reflected in the priorities it set for 2017: business models and profitability drivers; credit risk, with a focus on non-performing loans and risk concentrations; and risk management.

The Single Resolution Board adopted its first resolution decisions for banks from Italy and Spain. Meanwhile the resolvability of banks has been further improved by building up loss-absorption buffers. European global systemically important banks are advancing their bail-in issuances and will likely meet the internationally agreed total loss-absorbing capacity (TLAC) standards per 2022. Resolution authorities have provided European banks with initial targets for minimum requirement for own funds and eligible liabilities (MREL). These targets will be reviewed once the ongoing discussions on the bank recovery and resolution directive (BRRD) and the review of capital requirements regulations (CRR) have been finalised.

The Single Resolution Fund is also showing a steady increase. The size of the fund is now almost EUR 18 billion, aiming to meet the target requirement of EUR 55 billion in 2023. Despite the fact that the discussion on the European Deposit Insurance Scheme (EDIS) didn’t show much progress throughout 2017, the completion of the Banking Union gained political momentum. In the course of 2018, further steps are expected to ensure its completion by 2019. We would also welcome a deepening of the Economic and Monetary Union, which would help to enhance economic and financial stability in the eurozone.

The range and complexity of non-prudential regulation (regarding other things than financial strength) continues to increase. Regulation is becoming more stringent in areas like customer due diligence, and transaction monitoring to detect and report money laundering (AML), terrorist financing and fraud. Individual country laws and specific regulations often prevent cross-border information sharing, between public and private authorities and between private parties. This restricts the effectiveness of bank systems and is most evident when large financial institutions operate a global compliance model.

ING will participate in a public/private sector partnership initiated by Europol and the Institute of International

Finance. This high-level forum aims to find better ways to share information within existing laws.

In general, ING continues to favour a more harmonised European approach to regulations. This would help to align the customer experience across borders and could accelerate the digitalisation of ING’s banking services.

ING’s regulatory costs increased to EUR 901 million from the already elevated level of EUR 845 million in 2016. This was due to ING’s contribution to local deposit guarantee schemes, the European resolution fund and bank taxes.

2017 marked the kick-off of Brexit negotiations. ING is monitoring these closely to make Britain’s exit from the EU as smooth as possible for our business and customers.

Competitive landscape

Technology is removing a number of the barriers to entry that once insulated our business. We face competition from many different directions, with relatively new players providing more segmented offers to our customers. Technology giants, payment specialists, retailers, telecommunication companies, crowd-funding initiatives and aggregators are all entering the market for traditional banking services. Our customers, in turn, are more willing to consider these offers.

Safe banking requires specific knowledge of financial services, in-depth knowledge of customers, and rigorous risk- management systems. As competition from outside the banking sector continues to increase, we have to become faster, more agile and more innovative.

With our long track record and strong brand, we believe we are well placed to seize these opportunities and become a better company for all of our stakeholders. We are a leader in digital banking, and we have scale combined with local market expertise. We are investing in building profitable, mutually beneficial relationships with our customers based on the quality of our service and the differentiating experience we offer them. We continue to work hard to win their hearts and minds, demonstrating our concern for them and all our stakeholders. We aim to be even clearer about the strategic

The diagram at the bottom of this page shows what we perceive to be our strengths, weaknesses, opportunities and threats based on assessments by management.

Our perceived strengths, weaknesses, opportunities and threats

Strengths

•   Strong and trusted brand with positive recognition based on our differentiating customer experience in many countries

•   Leader in digital banking

•   Among leaders in sustainability

•   Balance sheet quality and stable funding base

•   Global network provides competitive advantage

•   Diversified business model

•   Agile way of working

Weaknesses
• High interest-income dependency • Lower efficiency compared to disrupters (e.g. tech giants) • Diversity challenges

Opportunities

•   Leverage our customer trust and reputation

•   Improve the customer experience by accelerating innovation and becoming more agile

•   Embed data-driven culture

•   Create scalable cross-border banking platform Leverage expertise in digital delivery of advice and support aimed at improving customer decision-making

•   Increasing market for Sustainable Finance

•   Preferred banking partner for fintechs

Threats

•   Cybercrime

•   Potential competition from new entrants to the market

•   Low interest-rate environment

•   Expected Basel ‘IV’ impact on our lending franchise

•   Increasingly complex regulatory environment leading to heightened execution and non-compliance risk

•   Lack of international level playing field in many relevant areas, like equity buffers, bank taxation, data (PSD2), remuneration

•   Financial sector continues to have an unfavourable public image in many countries

Societal challenges

In our view, both climate change and the so-called fourth industrial revolution can lead to societal changes.

The effects of climate change, including the growing scarcity of water, food, energy and other material resources, pose daunting social and environmental challenges. The causes and the solutions to these challenges are complex, but we already know that they will change traditional business models.

Business models, but more importantly people’s lives, will also be influenced by the so-called fourth industrial revolution – fast-changing technology such as artificial intelligence that will cause many jobs to change, be relocated or eliminated altogether.

We believe in taking the long view and in going beyond just mitigating the harm related to these challenges – we want to drive sustainable progress. Banks can bring about change through their financing choices. We aim to use our position to help lead the global transition to a low-carbon and self-reliant society, tackling climate change and the fourth industrial revolution.

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

Fluctuations in interest rates

Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest re-pricing and maturity profile of assets and liabilities in our balance sheet can affect the future interest earnings and economic value of the bank’s underlying banking operations. In addition, changing interest rates may impact the (assumed) behavior of our customers, impacting the interest rate exposure, interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and in some cases negative) interest rate environment in the Eurozone, the stability of future interest earnings and margin also depends on the ability to actively manage pricing of customer assets and liabilities. Especially, the pricing of customer savings portfolios in relation to re-pricing customer assets and other investments in our balance sheet is a key factor in the management of the bank’s interest earnings.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income, expenses and foreign investments is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen, Polish Zloty, Korean Won, the Indian Rupee, Brazilian Real and Russian Ruble into euros will impact our reported results of operations, cash flows and reserves from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. FX translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

For the years 2017, 2016 and 2015, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros), and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

Average	4Q 2017	3Q 2017	2Q 2017	1Q 2017

U.S. Dollar	1.182	1.170	1.106	1.065
Australian Dollar	1.531	1.491	1.462	1.414
Brazilian Real	3.849	3.737	3.568	3.358
Chinese Renminbi	7.799	7.823	7.575	7.344
Pound Sterling	0.882	0.894	0.864	0.857
Indian Rupee	76.362	75.538	71.449	71.165
Korean Won	1,307.241	1,326.929	1,250.125	1,229.362
Turkish Lira	4.453	4.112	3.935	3.877
Polish Zloty	4.234	4.262	4.209	4.320
Russian Rouble	68.682	68.846	63.415	62.727

Average	4Q 2016	3Q 2016	2Q 2016	1Q 2016

U.S. Dollar	1.083	1.114	1.127	1.102
Australian Dollar	1.449	1.480	1.501	1.509
Brazilian Real	3.542	3.630	3.915	4.298
Chinese Renminbi	7.380	7.421	7.375	7.184
Pound Sterling	0.868	0.845	0.790	0.768
Indian Rupee	73.007	74.716	75.369	74.036
Korean Won	1,250.197	1,249.993	1,303.320	1,308.371
Turkish Lira	3.530	3.303	3.228	3.213
Polish Zloty	4.375	4.369	4.373	4.329
Russian Rouble	68.135	72.309	73.620	80.409

Average	4Q 2015	3Q 2015	2Q 2015	1Q 2015

U.S. Dollar	1.093	1.114	1.102	1.137
Australian Dollar	1.526	1.534	1.429	1.448
Brazilian Real	4.295	3.938	3.434	3.243
Chinese Renminbi	6.984	7.005	6.833	7.080
Pound Sterling	0.724	0.720	0.721	0.746
Indian Rupee	72.070	72.416	69.898	70.898
Korean Won	1,271.902	1,296.208	1,213.660	1,250.293
Turkish Lira	3.217	3.178	2.929	2.805
Polish Zloty	4.262	4.199	4.109	4.185
Russian Rouble	73.576	69.379	60.022	70.981

Year-end	2017	2016	2015

U.S. Dollar	1.199	1.055	1.089
Australian Dollar	1.534	1.460	1.490
Brazilian Real	3.971	3.434	4.313
Chinese Renminbi	7.809	7.333	7.069
Pound Sterling	0.887	0.857	0.734
Indian Rupee	76.634	71.696	72.085
Korean Won	1,283.417	1,274.184	1,276.681
Turkish Lira	4.541	3.723	3.182
Polish Zloty	4.175	4.417	4.265
Russian Rouble	69.365	64.485	79.963

Critical Accounting Policies

Critical Accounting Policies are composed of significant judgements and critical accounting estimates. For information regarding ING’s significant judgements and critical accounting estimates, reference is made to 2.1.1 ‘Notes to the accounting policies’ to the consolidated financial statements.

Consolidated result of operations

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

While items excluded from underlying result are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying net result is relevant and useful for investors because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, ING believes that trends in the underlying profitability of its segments can be more clearly identified by disregarding the effects of the big restructuring provisions and realized gains/losses on divestures as the timing of such events is largely subject to the Company’s discretion and influenced by market opportunities and ING Group does not believe that they are indicative of future results. ING Group believes that the most directly comparable GAAP financial measure to underlying net result is net result. However, underlying net result should not be regarded as a substitute for net result as determined in accordance with IFRS-IASB. Because underlying net result is not determined in accordance with IFRS-IASB, underlying net result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. In addition, ING Group’s definition of underlying net result may change over time.

The section Segment Reporting Banking Operations on the next pages presents the segment results on the basis of the performance measure underlying result.

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 33 ‘Segments’ of Note 2.1 to the consolidated financial statements.

Group Overview

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2017, 2016 and 2015:

IFRS-IASB Consolidated Income Statement

	2017	2016	2015
Amounts in millions of euros
Continuing operations
Interest income	43,890	44,182	46,321
Interest expense	30,243	30,941	33,760

Net interest income	13,647	13,241	12,561
Net commission income	2,710	2,433	2,318
Investment and Other income	2,233	2,228	3,127

Total income	18,590	17,902	18,007

Operating expenses	9,829	10,614	9,326
Addition to loan loss provisions	676	974	1,347

Total expenditure	10,505	11,588	10,673

Result before tax	8,085	6,314	7,334

Taxation	2,539	1,705	1,924

Net result from continuing operations	5,546	4,608	5,410
Net result from discontinued operations	0	441	-76
Non-controlling interests from continuing and discontinued operations	82	75	408

Net result IFRS-IASB	5,464	4,975	4,926

Reconciliation from IFRS-IASB to ING Group’s underlying results

Amounts in millions of euros	2017	2016	2015

Net result IFRS-IASB	5,464	4,975	4,926
-/- Divestments [1]	0	0	367
-/- Special items [2]	0	-799	-58
-/- Legacy Insurance	-52	33	-63
-/- Result from discontinued operations [3]	0	441	-415

Underlying net result	5,516	5,300	5,095

1.	Divestments: net gain on merger between ING Vysya Bank and Kotak Mahindra Bank (EUR 367 million, 2015).
2.	Special items: Tax charge of EUR 121 million at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group (impact on net result EUR 0 million, 2017); ING Group’s digital transformation programmes (EUR -787 million, 2016), Retail Netherlands strategy (EUR -13 million, 2016, EUR -58 million, 2015).
3.	Attributable to the equityholder of the parent, reference is made to Note 27 “Discontinued operations” of Note 2.1 to the consolidated financial statements for more information on discontinued business.

Year ended 31 December 2017 compared to year ended 31 December 2016

ING Group posted a strong set of results in 2017, driven by continued lending growth, increased fee income and lower risk costs. The net result rose to EUR 5,464 million from EUR 4,975 million in 2016, which included EUR -799 million of special items after tax (primarily comprising restructuring charges and impairments related to the digital transformation programmes as announced in October 2016), Legacy Insurance in an amount of EUR 33 million related to a higher valuation of warrants on NN Group and Voya shares compared with the end of 2015 and a EUR 441 million net result from the discontinued operations of NN Group. In 2017, there was one special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group. Although the impact on net result was nil, this special item affected both the ‘taxation’ and ‘investment and other income’ lines. ING Group’s 2017 net result also included a EUR 52 million loss on the warrants on NN Group and Voya shares.

Underlying net result for 2017 was EUR 5,516 million, an increase of 4.1% from EUR 5,300 million in 2016. Underlying net result is derived from total net result by excluding the impact of divestments, special items, Legacy Insurance and result from discontinued operations.

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

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 33 ‘Segments’ of Note 2.1 to the consolidated financial statements.

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

Retail Belgium (Market Leaders)

Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)

Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts, mortgages and other customer lending.

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

The published 2017 Annual Accounts of ING Group includes this financial information in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting in the Annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale segment, and in the regions the Netherlands, Belgium, Germany and Other Challengers. Reference is made to Note 1 ‘Accounting Policies’ for a reconciliation between IFRS-EU and IFRS-IASB.

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

Corporate Line Banking

In addition to these segments, ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. The Corporate Line Banking includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Banking Operations

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking to the underlying net result for each of the years 2017, 2016 and 2015.

1 January to 31 December 2017 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total
Underlying income:
- Net interest income	3,610	1,842	1,704	2,437	3,827	226	13,646
- Net commission income	601	408	215	384	1,108	-3	2,714
- Total investment and other income	257	224	-28	207	1,804	-301	2,162

Total underlying income	4,468	2,473	1,891	3,028	6,739	-78	18,521

Underlying expenditure:
- Underlying operating expenses	2,212	1,584	1,032	1,919	2,792	290	9,829
- Additions to loan loss provision	13	104	-10	284	284	1	676

Total underlying expenditure	2,224	1,688	1,022	2,203	3,076	291	10,505

Underlying result before taxation	2,243	785	869	825	3,663	-369	8,016
Taxation	566	296	241	188	1,140	-13	2,418
Non-controlling interests		-2	2	67	15		82

Underlying net result	1,678	491	625	569	2,508	-356	5,516
Divestments Special items						0	0
Net result Banking	1,678	491	625	569	2,508	-356	5,516

Net result Legacy Insurance							-52

Net result from continuing operations							5,464

Net result from discontinued operations

Net result IFRS-IASB							5,464

1 January to 31 December 2016 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total
Underlying income:
- Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
- Net commission income	546	385	183	320	1,003	-3	2,433
- Total investment and other income	237	253	51	432	1,266	-44	2,195

Total underlying income	4,436	2,573	1,923	2,859	6,019	59	17,869
Underlying expenditure:
- Underlying operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
- Additions to loan loss provision	171	175	-18	278	368		974

Total underlying expenditure	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	3,079	-219	7,439
Taxation	422	306	315	178	840	2	2,064
Non-controlling interests		1	2	60	11		75

Underlying net result	1,282	653	738	620	2,227	-221	5,300
Divestments
Special items	-192	-418		-12	-149	-27	-799

Net result Banking	1,090	235	738	608	2,078	-248	4,501

Net result Legacy Insurance							33

Net result from continuing operations							4,534

Net result from discontinued operations							441

Net result IFRS-IASB							4,975

1 January to 31 December 2015 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total
Underlying income:
- Net interest income	3,683	1,953	1,634	1,935	3,538	-153	12,590
- Net commission income	515	397	172	278	962	-4	2,320
- Total investment and other income	205	195	104	195	2,231	-127	2,803

Total underlying income	4,403	2,546	1,910	2,408	6,731	-285	17,713

Underlying expenditure:
- Underlying operating expenses	2,475	1,532	842	1,594	2,559	245	9,246
- Additions to loan loss provision	433	169	57	210	478		1,347

Total underlying expenditure	2,908	1,701	899	1,804	3,036	-245	10,593

Underlying result before taxation	1,495	845	1,012	604	3,694	-530	7,120
Taxation	391	255	328	142	962	-125	1,953
Non-controlling interests		6	2	48	16		72

Underlying net result	1,104	583	681	414	2,717	-404	5,095
Divestments				367			367
Special items	-58						-58

Net result Banking	1,046	583	681	781	2,717	-404	5,404

Net result Legacy Insurance							-63

Net result from continuing operations							5,341

Net result from discontinued operations							-415

Net result IFRS-IASB							4,926

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result Banking (including the impact of divestments and special items) rose to EUR 5,516 million from EUR 4,501 million in 2016. In 2017, there was one special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd, for which a full reimbursement is expected to be received from NN Group. Although the impact on net result was nil, this special item affected both the ‘taxation’ and ‘total investment and other income’ lines. Special items in 2016 included EUR -787 million after tax related to the digital transformation programmes announced in October 2016 and EUR -13 million after tax related to earlier announced restructuring programmes in Retail Netherlands.

ING’s banking operations posted a strong set of results in 2017, resulting in an underlying result before tax (excluding the impact of divestments and special items) of EUR 8,016 million compared with EUR 7,439 million in 2016. This increase in result was positively affected by a EUR 406 million increase in fair value changes on derivatives (including a negative impact under net interest income of ending some hedge relationships) related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F- 20, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 2.4% to EUR 7,199 million in 2017 from EUR 7,028 million in 2016, primarily driven by continued business growth at resilient interest margins, higher commission income and lower risk costs. This was achieved despite lower one-off gains and volatile items, and despite an increase in operating expenses. Commercial performance was robust in 2017: ING grew net core lending (adjusted for currency impacts and excluding Bank Treasury and the WUB and Lease run-off portfolios) by EUR 26.9 billion, or 4.8%, and net customer deposits rose by EUR 19.0 billion compared to year-end 2016. ING grew the retail customer base by 1.6 million to 37.4 million during 2017, including a 900,000 increase in the number of primary clients to 10.8 million.

Total underlying income increased 3.6% to EUR 18,521 million from EUR 17,869 million in 2016, despite lower one-off gains and volatile items in 2017. The underlying interest result rose 3.1% to EUR 13,646 million, including a EUR 68 million negative impact from ending certain hedge relationships related to the aforementioned asset-liability-management activities for the mortgage and savings portfolios. Excluding this item, the underlying interest result rose 3.6% to EUR 13,714 million from EUR 13,241 million in 2016, due to an increase of the net interest margin to 1.54% from 1.52% in 2016, combined with a slightly higher average balance sheet total. The increase of the average balance sheet was limited as continued growth in net core lending and customer deposits was largely offset by declines in investments and debt securities in issue. The interest result on customer lending activities increased driven by higher volumes at resilient margins. The interest result on customer deposits declined, as the impact of volume growth was more than offset by margin pressure on both savings and current accounts due to lower reinvestment yields and despite a further lowering of client savings rates in several countries. The growth of the interest result was furthermore supported by improved interest results in Bank Treasury and the Corporate Line, with part of the increase being structural due to a gradual redemption of the isolated legacy funding costs. Commission income rose 11.5% to EUR 2,714 million. The increase was recorded in most segments and products, with the relatively strongest growth in the Retail Challengers & Growth Markets. Total investment and other income slightly declined to EUR 2,162 million from EUR 2,195 million in 2016. This decline was mainly explained by a EUR 474 million increase in positive fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios. Excluding this item, total investment and other income fell to EUR 1,277 million from EUR 1,785 million in 2016. The decline was mainly caused by lower one-off gains (2016 included among others a EUR 200 million gain on the sale of Visa shares in Retail Banking and releases from revaluation reserves at Corporate Line) and negative hedge ineffectiveness results.

Underlying operating expenses increased 3.9% to EUR 9,829 million from EUR 9,456 million in 2016. In 2017, expenses included EUR 901 million of regulatory expenses compared with EUR 845 million in 2016. Excluding regulatory costs, expenses were up 3.7% mainly due to strategic projects (including an acceleration in digital investments), higher costs to support business growth and some one-offs.

The net addition to the provision for loan losses declined 30.6% to EUR 676 million from EUR 974 million in 2016. Risk costs were 22 basis points of average risk-weighted assets, which is well below ING’s through-the-cycle average of 40-45 basis points.

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

ING’s underlying banking operations posted a strong performance in 2016 resulting in a underlying result before tax (excluding the impact of divestments and special items) of EUR 7,439 million compared with EUR 7,120 million in 2015. This increase in result was negatively impacted by a EUR 750 million decline in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux,

Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. As explained on page F-20, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, the underlying result before tax rose 17.9% to EUR 7,028 million in 2016 from EUR 5,959 million in 2015, driven by higher net interest income reflecting the continuously positive business momentum and lower risk costs. This was achieved despite a EUR 225 million increase in regulatory costs during 2016.

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

Underlying operating expenses increased 2.3% to EUR 9,456 million, compared with EUR 9,246 million in 2015. In 2016, underlying operating expenses included EUR 845 million of regulatory expenses (including contributions to the new Dutch deposit guarantee scheme and a new bank tax in Poland) compared with EUR 620 million in 2015. Excluding regulatory costs, underlying operating expenses were marginally lower than a year ago. Increases due to IT investments and selective business growth in the Retail Challengers & Growth Markets and Wholesale Banking’s Industry Lending, as well as additional provisioning for Dutch SME clients with interest rate derivatives that were sold in the Netherlands were fully offset by the benefits from the running cost-saving programmes and some incidental items, including an one-off expense adjustment in Belgium and an adjustment in the capitalization and amortization of software.

The net addition to the provision for loan losses declined 27.7% to EUR 974 million from EUR 1,347 million in 2015. Risk costs were 31 basis points of average risk-weighted assets, which is below ING Bank’s through-the-cycle guidance range for risk costs of 40-45 basis points.

RETAIL NETHERLANDS

Amounts in millions of euros	2017	2016	2015
Underlying income:
Net interest income	3,610	3,653	3,683
Net commission income	601	546	515
Investment income and other income	257	237	205

Total underlying income	4,468	4,436	4,403

Underlying expenditure:
Underlying operating expenses	2,212	2,560	2,475
Additions to the provision for loan losses	13	171	433

Total underlying expenditure	2,224	2,731	2,908

Underlying result before tax	2,243	1,705	1,495
Taxation	566	422	391

Underlying net result	1,678	1,282	1,104

Special items		-192	-58

Net result	1,678	1,090	1,046

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Retail Netherlands rose to EUR 1,678 million from EUR 1,090 million in 2016. Underlying net result increased 30.9% to EUR 1,678 million from EUR 1,282 million in 2016. In 2017, there were no special items. In 2016, special items after tax excluded from underlying net result were EUR -192 million, of which EUR -180 million related to the digital transformation programmes announced in October 2016 and EUR -13 million to the restructuring programmes in Retail Netherlands announced before 2013.

The underlying result before tax of Retail Netherlands rose 31.6% to EUR 2,243 million from EUR 1,705 million in 2016, due to lower risk costs and the benefits from the cost-saving initiatives, while income was slightly up supported by higher commission income. Underlying income rose 0.7% to EUR 4,468 million. The interest result was 1.2% lower, mainly caused by a decline in lending volumes and margin pressure on current accounts, partly offset by higher margins on savings. The lower lending volumes were for more than half caused by a further decline in the WUB run-off portfolio, including the continued transfer of WUB mortgages to NN Group. Net core lending (excluding the WUB portfolio and Bank Treasury-related products) declined by EUR 2.5 billion, primarily in mortgages, whereas the decline in other lending was limited. Net customer deposits (excluding Bank Treasury) grew by EUR 4.6 billion. Commission income rose by EUR 55 million, or 10.1%, primarily in current account fees. Investment and other income was up EUR 20 million.

Underlying operating expenses declined 13.6% on 2016, mainly driven by the benefits from the cost-saving initiatives, while 2016 included additional provisioning for Dutch SME clients with interest rate derivatives and higher restructuring costs. Risk costs declined to EUR 13 million, or 3 basis points of average risk-weighted assets, from EUR 171 million in 2016, reflecting the positive economic conditions in the Netherlands and strong housing market.

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

RETAIL BELGIUM

Amounts in millions of euros	2017	2016	2015
Underlying income:
Net interest income	1,842	1,936	1,953
Net commission income	408	385	397
Investment income and other income	224	253	195

Total underlying income	2,473	2,573	2,546

Underlying expenditure:
Underlying operating expenses	1,584	1,438	1,532
Additions to the provision for loan losses	104	175	169

Total underlying expenditure	1,688	1,613	1,701

Underlying result before tax	785	961	845
Taxation	296	306	255
Non-controlling interests	-2	1	6

Underlying net result	491	653	583

Special items		-418

Net result	491	235	583

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Retail Belgium rose to EUR 491 million in 2017 compared with EUR 235 million in 2016, which included EUR -418 million of special items after tax and were fully related to the digital transformation programmes as announced in October 2016. Underlying net result, which excludes special items, decreased 24.8% to EUR 491 million from EUR 653 million in 2016. The decline was partly caused by a higher underlying effective tax rate, mainly driven by the impact of a tax reform in Belgium, which resulted in a tax charge to record a reduction in deferred tax assets.

The underlying result before tax of Retail Belgium fell 18.3% to EUR 785 million in 2017, compared with EUR 961 million in 2016. The decline mainly reflects lower net interest income and higher expenses, partly offset by lower risk costs and increased fee income. Underlying income decreased to EUR 2,473 million from EUR 2,573 million in 2016. The interest result declined 4.9% to EUR 1,842 million, mainly due to lower margins on savings and current accounts, and lower prepayment and renegotiation fees on mortgages; this was partly offset by volume growth in lending. The net production in customer lending (excluding Bank Treasury) was EUR 4.7 billion, of which EUR 3.2 billion was in mortgages and EUR 1.5 billion in other lending. The net inflow in customer deposits was EUR 1.4 billion compared with year-end 2016. Commission income rose 6.0%, predominantly higher investment product fees. Investment and other income fell by EUR 29 million, as 2016 included a gain on the sale of Visa shares.

Operating expenses rose by EUR 146 million, or 10.2% to EUR 1,584 million, mainly due to higher external staff expenses related to the transformation programmes and the EUR -95 million one-off expense adjustment in 2016. Risk costs dropped by EUR 71 million to EUR 104 million, or 30 basis points of average risk-weighted assets. The decrease was fully in business lending, while risk costs for mortgages and consumer lending were broadly stable.

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

RETAIL GERMANY

Amounts in millions of euros	2017	2016	2015
Underlying income:
Net interest income	1,704	1,689	1,634
Net commission income	215	183	172
Investment income and other income	-28	51	104

Total underlying income	1,891	1,923	1,910

Underlying expenditure:
Underlying operating expenses	1,032	886	842
Additions to the provision for loan losses	-10	-18	57

Total underlying expenditure	1,022	868	899

Underlying result before tax	869	1,055	1,012
Taxation	241	315	328
Non-controlling interests	2	2	2

Underlying net result	625	738	681

Net result	625	738	681

Year ended 31 December 2017 compared to year ended 31 December 2016

Both net result and underlying net result of Retail Germany decreased by EUR 113 million, or 15.3%, to EUR 625 million in 2017 from EUR 738 million in 2016. There were no special items or divestments in 2017 and 2016.

Retail Germany’s underlying result before tax decreased 17.6% to EUR 869 million, compared with EUR 1,055 million in 2016. The decrease was primarily caused by higher operating expenses; income was slightly lower, whereas risk costs resulted (again) in a net release. Underlying income decreased slightly to EUR 1,891 million in 2017 from EUR 1,923 million in 2016, when result was supported by a gain on the sale of Visa shares. Net interest income rose 0.9% following continued business growth, partly offset by lower interest margins on most products. The net production in customer lending (excluding Bank Treasury and movement in the mortgage hedge) was EUR 2.7 billion, of which EUR 1.7 billion was in mortgages and EUR 1.0 billion in consumer lending. Net inflow in customer deposits (excluding Bank Treasury) was EUR 3.8 billion in 2017. Commission income rose 17.5% to EUR 215 million, with investment products as one of the key drivers. Investment and other income was EUR 79 million lower, mainly due to negative hedge results and the EUR 44 million gain on the sale of Visa shares in 2016.

Operating expenses increased 16.5% to EUR 1,032 million, from EUR 886 million in 2016. The increase was next to EUR 30 million higher regulatory costs, mainly due to a higher headcount to support business growth, higher costs related to the acquisition of primary customers and investments in strategic projects (including project Welcome). Risk costs were EUR -10 million in 2017 (compared with EUR -18 million in 2016), reflecting a benign credit environment in the German market and model updates for consumer lending and overdrafts.

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

RETAIL OTHER

Amounts in millions of euros	2017	2016	2015
Underlying income:
Net interest income	2,437	2,107	1,935
Net commission income	384	320	278
Investment income and other income	207	432	195

Total underlying income	3,028	2,859	2,408

Underlying expenditure:
Underlying operating expenses	1,919	1,723	1,594
Additions to the provision for loan losses	284	278	210

Total underlying expenditure	2,203	2,001	1,804

Underlying result before tax	825	858	604
Taxation	188	178	142
Non-controlling interests	67	60	48

Underlying net result	569	620	414

Divestments			367
Special items		-12

Net result	569	608	781

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Retail Other decreased to EUR 569 million in 2017 compared with EUR 608 million in 2016, when the net result included EUR -12 million in special items after tax related to the digital transformation programmes as announced on ING’s Investor Day in October 2016. Underlying net result, which excludes special items, declined to EUR 569 million in 2017 compared with EUR 620 million in 2016.

Retail Other’s underlying result before tax decreased 3.8% to EUR 825 million in 2017, from EUR 858 million in 2016, which was supported by a EUR 109 million gain on the sale of Visa shares. Total underlying income increased by EUR 169 million, or 5.9%, to EUR 3,028 million. Excluding the gain on Visa shares in 2016, underlying income grew by 10.1%. This increase was driven by strong commercial results across most countries. Net interest income rose 15.7% to EUR 2,437 million due to continued volume growth and higher margins on lending, partly offset by lower margins on savings and current accounts. The net production (excluding currency effects and Bank Treasury) in customer lending was EUR 9.3 billion, of which EUR 5.1 billion was in mortgages and EUR 4.2 billion in other lending (mainly consumer loans). The net production in customer deposits was EUR 8.1 billion. Commission income rose 20.0% driven by continued client and volume growth in most countries. Investment and other income was significantly lower, as the previous year included a EUR 109 million gain on Visa shares, but also a EUR 32 million gain from the reduction of ING’s stake in Kotak Mahindra Bank.

Operating expenses increased by EUR 196 million, or 11.4%, to EUR 1,919 million. This increase was mainly due to increased staff and marketing expenses in most countries to support business, as well as higher investments for strategic projects. The addition to the provision for loan losses was EUR 284 million, or 58 basis points of average risk-weighted assets, compared with EUR 278 million, or 57 basis points, in 2016. The slight increase was mainly attributable to higher risk costs in Poland, Spain and (to a lesser extent) Australia, partly offset by declines in Italy and Turkey.

Year ended 31 December 2016 compared to year ended 31 December 2015

Net result of Retail Other decreased to EUR 608 million in 2016 compared with EUR 781 million in 2015, when the net result included a EUR 367 million gain from divestments, reflecting the result from the merger between ING Vysya Bank and Kotak Mahindra Bank. In 2016, special items after tax were EUR -12 million, fully related to the digital transformation programmes as announced on ING’s Investor Day on 3 October 2016. Excluding divestments and special items, underlying net result rose to EUR 620 million in 2016 compared with EUR 414 million in 2015.

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

WHOLESALE BANKING

Amounts in millions of euros	2017	2016	2015
Underlying income:
Net interest income	3,827	3,750	3,538
Net commission income	1,108	1,003	962
Investment income and other income	1,804	1,266	2,231

Total underlying income	6,739	6,019	6,731

Underlying expenditure:
Underlying operating expenses	2,792	2,572	2,559
Additions to the provision for loan losses	284	368	478

Total underlying expenditure	3,076	2,940	3,036

Underlying result before tax	3,663	3,079	3,694
Taxation	1,140	840	962
Non-controlling interests	15	11	16

Underlying net result	2,508	2,227	2,717

Special items		-149

Net result	2,508	2,078	2,717

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Wholesale Banking rose to EUR 2,508 million in 2017 compared with EUR 2,078 million in 2016, when the net result included EUR -149 million in special items after tax related to the digital transformation programmes as announced in October 2016. Underlying net result, which excludes special items, increased to EUR 2,508 million compared with EUR 2,227 million in 2016. The underlying effective tax rate rose to 31.1% from 27.3% in 2016, partly caused by the impact of tax reforms in the US and Belgium, which resulted in a tax charge to record a reduction in deferred tax assets.

Wholesale Banking’s underlying result before tax increased to EUR 3,663 million in 2017, from EUR 3,079 million in 2016. Fair value changes on derivatives (including a negative impact under net interest income of ending certain hedge relationships) related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic were EUR 817 million in 2017, up from EUR 411 million in 2016. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-20, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding the aforementioned fair value changes on derivatives related to asset-liability-management activities, underlying result before tax was EUR 2,846 million, up 6.7% from 2016, driven by income growth in Industry Lending and General Lending & Transaction Services, and lower risk costs. This was in part offset by higher expenses.

Industry Lending posted an underlying result before tax of EUR 1,966 million, up 13.2% compared with 2016, due to continued business growth in Structured Finance and Real Estate Finance at attractive margins, higher fee income and lower risk costs. The underlying result before tax from General Lending & Transaction Services rose 22.5% to EUR 751 million, due to higher income and lower risk costs. Income was supported by volume growth in Working Capital Solutions and General Lending, partly offset by some pressure on margins. Financial Markets’ underlying result before tax fell to EUR 82 million from EUR 134 million in 2016. This decline was mainly due to higher expenses, in part due to higher regulatory costs and investments in IT infrastructure. Income was stable, despite a very weak fourth quarter in 2017. Excluding CVA/DVA impacts (EUR -36 million in 2017 versus EUR -71 million in 2016) income declined by EUR 34 million. The underlying result before tax of Bank Treasury & Other rose to EUR 864 million from EUR 596 million in 2016, reflecting the aforementioned fair value changes on derivatives related to asset-liability-management activities. Excluding the fair value changes, the underlying result before tax of Bank Treasury & Other fell to EUR 47 million from EUR 185 million in 2016. This decline was next to lower Bank Treasury results, mainly caused by higher risk costs (primarily related to the Italian lease run-off portfolio) and some litigation provisions. This was partly offset by higher sale results in the run-off businesses, including a EUR 97 million gain on the sale of an equity stake in the real estate run-off portfolio.

Underlying income of Wholesale Banking increased 12.0% on 2016, due to the aforementioned fair value changes on derivatives related to asset-liability-management activities. Excluding this item, underlying income increased 5.6% to EUR 5,922 million, compared with 2016, driven by volume growth in lending and the aforementioned gain on the sale of an equity stake. Wholesale Banking’s net core lending book (adjusted for currency impacts and excluding Bank Treasury and the Lease run-off portfolio) grew by EUR 12.7 billion in 2017. The net inflow in customer deposits (excluding currency impacts and Bank Treasury) was EUR 1.1 billion. The interest result rose 3.9% on 2016, whereas commission income increased by 10.5%. Investment and other income was EUR 64 million higher, driven by the gain on the sale of an equity stake. Underlying operating expenses increased 8.6% to EUR 2,792 million, mainly due to higher headcount to support business growth, increased additions to litigation provisions and higher regulatory costs. Risk costs declined to EUR 284 million, or 19 basis points of average risk-weighted assets, from EUR 368 million, or 24 basis points in 2016. The relatively low risk costs in 2017 were supported by several larger net releases for clients and only a few larger new additions, and was realised despite higher risk costs for the Italian lease run-off portfolio.

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

Wholesale Banking’s underlying result before tax decreased to EUR 3,079 million in 2016, from EUR 3,694 million in 2015. Fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic were EUR 411 million in 2016, down from EUR 1,161 million in 2015. These fair value changes are mainly a result of changes in market interest rates. As explained on page F-20, no hedge accounting is applied to these derivatives under IFRS-IASB. Credit and debt valuation adjustments (CVA/DVA), fully recorded in Financial Markets, were EUR -71 million in 2016 compared with EUR 181 million in 2015. Excluding the aforementioned fair value changes on derivatives related to asset-liability-management activities, underlying result before tax rose 5.3% from 2015. Also excluding CVA/DVA impacts, the increase in pre-tax result was 16.4%, reflecting excellent performance in Industry Lending, steady volume growth across industries and products, and a lower level of risk costs.

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

Consolidated assets and liabilities

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2017 and 2016, reference is made to F-4 for the complete Consolidated statement of financial position 2017 of ING Group.

Amounts in billions of euros	2017	2016
Cash and balances with central banks	22.0	18.1
Loans and advances to banks	28.8	28.9
Financial assets at fair value through profit or loss	123.2	122.1
Investments	79.1	91.7
Loans and advances to customers	571.9	560.2
Other assets	18.9	21.3
Assets held for sale

Total assets	843.9	842.2

Deposits from banks	36.8	32.0
Customer deposits	539.8	522.9
Financial liabilities at fair value through profit or loss	87.2	99.0
Other liabilities	18.9	20.1
Debt securities in issue/subordinated loans	112.1	120.4
Liabilities held for sale

Total liabilities	794.8	794.4

Shareholders’ equity	48.4	47.3
Non-controlling interests	0.7	0.6

Total equity	49.1	47.9

Total liabilities and equity	843.9	842.2

Shareholders’ equity per Ordinary Share (in EUR)	12.47	12.19

Year ended 31 December 2017 compared to year ended 31 December 2016

ING Group increased its total assets by EUR 2 billion, or 0.2%, to EUR 844 billion at year-end 2017 from EUR 842 billion at year-end 2016. Excluding EUR 17 billion of negative currency impacts, the increase was EUR 19 billion.

Loans and advances to customers increased by EUR 12 billion, which was due to the growth of the net core customer lending base by EUR 27 billion, partly offset by a reduction in non-core customer lending (among others in the WUB and Lease run-off portfolios) and negative currency impacts. Cash and balances with central banks was EUR 4 billion higher. These increases were largely offset by EUR 13 billion lower investments.

ING Group increased its customer deposits by EUR 17 billion, of which EUR 19 billion was driven by net growth, excluding currency impacts and Bank Treasury. Deposits from banks were EUR 5 billion higher. These increases were largely offset by EUR 12 billion lower financial liabilities at fair value through profit or loss (mainly lower trading derivatives) and EUR 8 billion lower debt securities in issue/subordinated loans (as maturities and redemptions were only partly offset by new issuances, among others, for TLAC purposes).

Shareholders’ equity increased by EUR 1.1 billion, from EUR 47.3 billion at the end of 2016 to EUR 48.4 billion at the end of 2017. The increase was mainly due to the net result for the year 2017, partly offset by dividend payments and decreases in the currency translation reserve and cash flow hedge reserve.

B.	Liquidity and capital resources

Capital Management

ING Groep N.V. is a holding company whose principal asset is its investments in the capital stock of ING Bank, its primary banking subsidiary. The liquidity and capital resource considerations for ING Groep N.V. and ING Bank vary in light of the business conducted by each, as well as the regulatory requirements applicable to the Group in the Netherlands and the other countries in which it does business. ING Groep N.V. has no employees and substantially all of ING Groep N.V.’s operating expenses are allocated to and paid by its operating companies.

For information regarding capital management, reference is made to Note 2.2.2 “ Capital Management” to the consolidated financial statements. In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries. For further information, reference is made to Item 3. Key Information - Risk Factors” and “Item 4. Information on the Company – Regulation and Supervision.”

Funding and liquidity

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. For information regarding funding and liquidity, see Note 2.2.1 “Risk Management” to the consolidated financial statements.

At 31 December 2017, 2016 and 2015, ING Groep N.V. had EUR nil, EUR nil and EUR 49 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 3,182 million, EUR 1,354 million and EUR 2,282 million in 2017, 2016 and 2015, respectively, in each case representing dividends paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank, EUR 3,176 million in 2017, EUR 1,345 million in 2016 and EUR 2,200 million in 2015, from ING Support Holding, EUR 6 million in 2017 and 9 million in 2016 and from NN Group EUR 82 million in 2015. In 2015, ING Groep N.V. injected EUR 57 million into its direct subsidiary, NN Group. IN 2017 and 2016, no injections into its direct subsidiaries took place.

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

As a holding company, ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2017 was EUR 14,187 million, at 31 December 2016 was EUR 10,528 million and at 31 December 2015 EUR 12,376 million. The EUR 14,187 million of debt and capital securities outstanding at 31 December 2017 consisted of subordinated loans of EUR 8,306 million and debenture loans of EUR 5,881 million, both specified below:

Subordinated loans

Amounts in millions of euros Interest rate	Year of issue	Due date	Statement of financial position value 2017
1.625%	2017	26 September 2029	984
4.000%	2017	14 September 2032	83
4.250%	2017	23 June 2032	133
1.150%	2017	14 June 2029	89
1.100%	2017	31 May 2027	74
3.000%	2017	11 April 2028	1,058
2.500%	2017	15 February 2029	742
6.875%	2016	Perpetual	829
6.500%	2015	Perpetual	1,036
6.000%	2015	Perpetual	831
9.000%	2008	Perpetual	10
6.375%	2007	Perpetual	872
6.125%	2005	Perpetual	584
Variable	2004	Perpetual	553
Variable	2003	Perpetual	428

			8,306

Debenture loans

Amounts in millions of euros Interest rate	Year of issue	Due date	2017
3.950%	2017	29 March 2027	1,246
3.150%	2017	29 March 2022	1,246
2.843%	2017	29 March 2022	820
0.750%	2017	9 March 2022	1,443
1.375%	2017	11 January 2028	970
4.69999%	2007	1 June 2035	156

			5,881

At 31 December 2017 and 2016, ING Groep N.V. also owed EUR 367 million and EUR 35 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. At 31 December 2017 ING Group Companies owed ING Group N.V. EUR 21,101 million, as a result of normal intercompany transactions.

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

ING Group Consolidated Cash Flows

Year ended 31 December 2017 compared to year ended 31 December 2016

Net cash flow from operating activities amounted to EUR -5,253 million for the year ended 31 December 2017, compared to EUR 8,553 million at year-end 2016. The decrease in cash flow from operating activities of EUR 13,806 million was due to higher cash outflows from net trading balances, EUR-22,509 million (2017; EUR –11,187 million, 2016 EUR 11,322 million), and higher cash outflows re non-trading derivatives of EUR -4,051 (2017 EUR -2,239 million, 2016 EUR 1,812 million). These higher cash outflows are partly offset by a decrease in cash outflows from loans and advances of EUR 8,266 (2017 EUR -21,390 million, 2016 EUR-29,656) and lower cash outflows from financial assets and liabilities at fair value through profit or loss EUR 3,709 million (2017 EUR -124 million, 2016 EUR - 3,833 million).

Cash inflows increased due to a decrease of net positions with banks EUR 4,698 million (2017 EUR 3,194 million, 2016 EUR -1,504 million) and an increase in profit before tax EUR 1,332 million (2017 EUR 8,085 million, 2016 EUR 6,753 million). These increases of cash inflows were offset by decreases in cash inflows due to lower cash inflows from customer deposits EUR -5,202 million (2017 EUR 18,291 million, 2016 EUR 23,493 million)

Net cash flow from operating activities was largely affected by the cash outflow from newly issued mortgage loans, corporate lending and personal lending. The cash outflow to trading assets was due to higher trading balances consisting of loans and receivables and equity shares. Cash inflows relate to increased customer deposits and are mainly due to increased savings individuals and credit balances on customer accounts, decreased net positions from and to other banks and net income results. In 2016 there was a large cash outflow from loans and advances to customers and a large cash inflow from trading assets. The strong cash inflow from trading assets in 2016 is related to a combination of fewer equity securities required to hedge equity swaps, fewer trading government bonds and a decrease in reverse repurchase activities.

Net cash flow from investing activities amounted EUR 11,754 million, from EUR 6,134 million in 2016. Investments in available-for-sale securities amounted EUR 21,601 million and EUR 27,003 million in 2017 and 2016, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 32,788 million and EUR 32,540 million in 2017 and 2016, respectively.

Net cash flow from financing activities amounted EUR -3,948 million in 2017, compared to EUR -19,057 million in 2016. The decrease of EUR 15,109 million in net cash flow is mainly due lower repayments of debt securities.

The operating, investing and financing activities described above resulted in an increase of EUR 2,813 million in cash and cash equivalents from EUR 16,164 million at year-end 2016 to EUR 18,977 million at year end 2017.

Specification of cash position:

Amounts in millions of euros	2017	2016
Treasury bills and other eligible bills	391	512
Amounts due from/to banks	-3,403	-2,492
Cash and balances with central banks	21,989	18,144

Cash and cash equivalents at end of year	18,977	16,164

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

Specification of cash position:

Amounts in millions of euros	2016	2015
Treasury bills and other eligible bills	512	363
Amounts due from/to banks	-2,492	-1,442
Cash and balances with central banks	18,144	21,458

Cash and cash equivalents at end of year	16,164	20,379

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated financial statements.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

For information regarding trend information, see Item 5.A of this Form 20-F.

E.	Off-balance sheet arrangements

For information regarding off-balance sheet arrangements, see Note 44 of Note 2.1 to the consolidated financial statements and see Note 2.2.1 “Risk Management” to the consolidated financial statements.

F.	Tabular disclosure of contractual obligations

For information about future payments in relation to pension benefit liabilities reference is made to Note 16 ‘Other liabilities’ in Note 2.1 to the consolidated financial statements. For information about coupon interest due on financial liabilities by maturity bucket reference is made to Note 40 ‘Liabilities by maturity’ in Note 2.1 to the consolidated financial statements. For information on future rental commitments reference is made to Note 44 ‘Contingent liabilities and commitments’ in Note 2.1 to the consolidated financial statements. For information on securitization arrangements and structured entity details reference is made to Note 48 ‘Structured entities’ in Note 2.1 to the consolidated financial statements.

Contractual obligations

		Payment due by period
Amounts in millions of euros	Total	Less than one year	1-5 years	More than 5 years
2017
Operating lease obligations	1,252		780	472
Subordinated loans	15,777			15,777	¹
Debt securities in issue	94,353	44,387	37,717	12,249

Total	111,382	44,387	38,497	28,498

2016
Operating lease obligations	1,242	0	766	476
Subordinated loans	16,991	1,769	2,010	13,212	¹
Debt securities in issue	105,097	40,486	44,089	20,522

Total	123,330	42,255	46,865	34,210

¹	The maturity bucket ‘ more than 5 years’ includes subordinated loans of EUR 5,176 million (2016: EUR 7,204) with no maturity date (perpetual).

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Supervisory Board

Appointment, suspension and dismissal

Members of the Supervisory Board are appointed, suspended and dismissed by the General Meeting. For the appointment of Supervisory Board members, the Supervisory Board may draw up a binding list, which may be rendered non-binding by the General Meeting.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Supervisory Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The Articles of Association exclude the waiver of the latter requirement in a second General Meeting. Thus it is ensured that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

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

•	In line with Dutch company law, the Articles of Association, the Corporate Governance Code as well as the Supervisory Board Charter, all members of the Supervisory Board are required to:

•	Act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all stakeholders of ING Group;

•	Perform their duties without mandate and independent of any interest in the business of ING Group; and

•	Refrain from supporting one interest without regard to

•	the other interests involved.

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

Profile of members of the Supervisory Board

The Supervisory Board has drawn up a profile to be used as a basis for its composition. It is available on the website of ING Group (www.ing.com).

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

After a former member of the Executive Board has been appointed to the Supervisory Board, this member may also be appointed to one of the Supervisory Board’s committees. However, appointment to the Audit Committee is only possible if the individual in question resigned from the Executive Board at least three years prior to such appointment.

The Supervisory Board of ING shall consist of a mix of persons with executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In the selection of Supervisory Board members, ING is striving for a balance in nationality, gender, age, and educational and work background. In addition, there should be a balance in the experience and affinity with the nature and culture of the business of ING and its subsidiaries. More specifically ING strives to have at least 30% of the seats held by women, and at least 30% of the seats by men. These guidelines, that relate to the composition of the Supervisory Board, are laid down in the Supervisory Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Supervisory Board.

With respect to gender diversity, in the course of 2017 two female board members (Isabel Martín Castellá and Ann Sherry) stepped down from the Supervisory Board and one female member (Margarete Haase) was appointed. From

January up to May the percentage of females exceeded 30% of the total composition, with an annual average of 28%. Considering the appointment of Margarete Haase and further measures to be taken, the preferred composition in terms of gender will be adhered to as soon as reasonably possible.

We believe that the Supervisory Board, diversity wise, is well-balanced. in terms of other relevant diversity aspects. Overall, the preferred emphasis on members with a financial or banking background has been maintained, although for 2017 it was decided to attract two new members (Hans Wijers and Jan Peter Balkenende) with a broader, more generic background, having experience in the political and social environment as well. In terms of nationality, the ratio between Dutch and non-Dutch nationals in 2017 was on average 50%-50%.

Term of appointment of members of the Supervisory Board

As a general rule, Supervisory Board members step down from the Supervisory Board in the fourth, eight, 10th and

12th year after their initial appointment. They are eligible for re-appointment in the fourth year after their initial appointment and, with explanation, also in the eight and 10th year.

Under special circumstances the Supervisory Board may, with explanation, deviate from this general rule, for instance to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. The schedule for resignation by rotation is available on the website of ING Group (www.ing.com).

Ancillary positions/conflicting interests

Members of the Supervisory Board may hold other positions, including directorships, either paid or unpaid. CRD IV restricts the total number of supervisory board positions or non-executive directorships with commercial organisations that may be held by a Supervisory Board member to four, or to two, if the Supervisory Board member also has an executive board position. The European Central Bank may, under special circumstances, permit a Supervisory Board member to fulfil an additional supervisory board position or non-executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Supervisory Board to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

Members of the Supervisory Board are to disclose material conflicts of interest (including potential conflicts of interest) and to provide all relevant information relating to them. The Supervisory Board — without the member concerned taking part – then decides whether a conflict of interest exists.

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

Independence

The members of the Supervisory Board are requested to assess annually whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded as independent on 31 December 2017. Eric Boyer de la Giroday is not considered independent because of his former position as Chairman of the Board of Directors of ING Belgium S.A./N.V. and his former positions as member of the Executive Board of ING Group and vice- chairman of the Management Board Banking of ING Bank N.V. On the basis of the NYSE listing standards, all members of the Supervisory Board are independent.

Committees of the Supervisory Board

On 31 December 2017, the Supervisory Board had four committees: the the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee.

The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter that can be found on www.ing.com/17ar12.

Separate charters have been drawn up for the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties for the four Committees follows below.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On 31 December 2017, the members of the Risk Committee were:

Robert Reibestein (chairman), Jan Peter Balkenende, Eric Boyer de la Giroday, Mariana Gheorghe, Hermann-Josef Lamberti and Jeroen van der Veer.

The Audit Committee assists and advises the Supervisory Board in monitoring the integrity of the financial statements of ING Group, and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2017, the members of the Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Robert Reibestein and Hans Wijers. Following the unforeseen departure in September 2015 of Carin Gorter, the Supervisory Board has determined that no member of the Audit Committee is an “audit committee financial expert” as defined by the SEC. The Supervisory Board subsequently sought to identify further members of the Audit Committee who would also qualify as an “audit committee financial expert” as defined by the SEC. This resulted in the proposed appointment of Margarete Haase; the Supervisory Board has determined that she is an “audit committee financial expert” as defined by the SEC. Margarete Haase was appointed as a member of the Supervisory Board at the General Meeting in May 2017.

In light of the planned reduction of the number of her directorships at other companies, the appointment of Margarete Haase will become effective as per 1 May 2018 (as decided by the Supervisory Board in January 2018). Following the effectiveness of her appointment, Margarete Haase will also be a member of the Audit Committee. As per 1 October 2017 she already has been present as an observer at the meetings of the Audit Committee and the Supervisory Board. Eric Boyer de la Giroday is a financial expert as defined in the Dutch Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

The Nomination and Corporate Governance Committee’s tasks include advising the Supervisory Board on the composition of the Executive Board and Supervisory Board and assisting the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting, and advises the Supervisory Board on improvements. On 31 December 2017, the members of the

Nomination and Corporate Governance Committee were: Jeroen van der Veer (chairman), Henk Breukink and Hans Wijers.

The Remuneration Committee’s tasks include advising the Supervisory Board on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2017, the members of the Remuneration Committee were: Henk Breukink (chairman), Robert Reibestein, Jeroen van der Veer and Hans Wijers.

The composition of the Supervisory Board Committees can be found on ING Group’s website (www.ing.com).

Company secretary

The Supervisory Board is assisted by the company secretary Cindy van Eldert-Klep.

Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Details of the remuneration are provided in the Remuneration report on page 100. Members of the Supervisory Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Supervisory Board in these shares are subject to the ING regulations regarding insiders.

ING regulations regarding insiders are available on the website of ING Group (www.ing.com/17ar14).

Information on members of the Supervisory Board

J. (Jeroen) Van der Veer (Chairman)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2018)

Former position: Chief Executive Officer of Royal Dutch Shell plc.

Relevant positions pursuant to CRD IV:

Chairman of the Supervisory Board of ING Groep N.V./ ING Bank N.V., chairman of the Supervisory Board of Koninklijke Philips N.V., Member of the Supervisory Board of Koninklijke Boskalis Westminster N.V. and member of the Supervisory Board of Statoil ASA.

Other relevant ancillary positions:

Chairman of Stichting Het Concertgebouw Fonds (foundation) and chairman of the Supervisory Council of the Delft University of Technology, and senior advisor at Mazarine Energy B.V.

H.J.M. (Hermann-Josef) Lamberti (Vice- Chairman)

(Born 1956, German nationality, male; appointed in 2013, term expires in 2021) Former position: Chief Operating Officer of Deutsche Bank AG.

Relevant positions pursuant to CRD IV:

Vice-chairman of the Supervisory Board of ING Groep N.V./ING Bank N.V., non-executive member of the Board of Directors of Airbus Group N.V., chairman of the Supervisory Board of Addiko Bank and director of Frankfurt Technology Management GmbH.

As at 31 December 2017 Hermann-Josef Lamberti holds one executive and three non-executive positions. As per section 91 of CRD IV, this exceeds the maximum of (non-)executive positions allowed for (under section 3:8 of the Dutch Financial Supervision Act), i.e. one non-executive position too many. In consultation with the European Central Bank (‘ECB’) and based on the aforementioned article a request has been submitted to the ECB to authorise Hermann-Josef Lamberti to hold one additional non-executive position in order to comply with the board limitation rules.

J.P. (Jan Peter) Balkenende

(Born 1956, Dutch nationality, male; appointed in 2017, term expires in 2021)

Former position: partner EY (on corporate responsibility).

Balkenende started as an observer for the Supervisory Board until 1 September 2017.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. per 1 September 2017.

Other relevant ancillary positions:

Professor of governance, institutions and internationalisation of Erasmus University Rotterdam (the Netherlands), external senior adviser to EY, Chairman of the Advisory Board of the International Advisory Board (IAB) Rotterdam, member of the Supervisory Board of Goldschmeding Foundation, chairman of the Board of Maatschappelijke Alliantie (the Netherlands) and chairman of the Advisory Board of Noaber Foundation.

E.F.C.B. (Eric) Boyer de la Giroday

(Born 1952, Belgian nationality, male: appointed in 2014, term expires in 2018)

Former position: member of the Executive Board of ING Groep N.V. and ING Bank N.V.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and non-executive chairman of the Board of Directors of ING Belgium S.A./N.V.

Other relevant ancillary position:

Non-executive director of the board of directors of the Instituts Internationaux de Physique et de Chimie fondés par Ernest Solvay, asbl.

H.W. (Henk) Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2019)

Former position: Managing Director of F&C and country head for F&C Netherlands (asset management firm).

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., non-executive director of Brink Groep B.V and executive director of Executive Development Dialogue B.V.

M. (Mariana) Gheorghe

(Born 1956, Romanian nationality, female, appointed in 2015, term expires in 2019)

Former position: international banker with the European Bank for Reconstruction.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., chief executive officer of OMV Petrom S.A., chairwoman of the Supervisory Board of OMV Petrom Marketing, chairwoman of the Supervisory Board of OMV Petrom Gas and member of the Supervisory Board of OMV Petrom Global Solutions.

M. (Margarete) Haase

(Born 1953, Austrian nationality, female; appointed in 2017, term expires in 2021)

Former position: member of the Executive Board of Daimler financial services.

Margarete Haase started as an observer for the Audit Committee and the Supervisory Board on 1 October 2017, until her outside positions would meet the CRD IV requirements; her membership will become effective as per 1 May 2018. As observer she is present at the Supervisory Board and Audit Committee meetings, however, as an observer she does not participate in the decision-making.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ ING Bank N.V. (effective per 1 May 2018), chief financial officer and member of the Executive Board of Deutz AG, member of the Supervisory Board and chairwoman of the Audit Committee of Fraport AG, Member of the Supervisory Board and chairwoman of the Audit Committee of ZF Friedrichshafen AG.

Other relevant ancillary positions:

Chairwoman of the Employers Association of Kölnmetall and member of the German Corporate Governance Commission.

R.W.P. (Robert) Reibestein

(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, term expires in 2021) Former position: senior partner of McKinsey & Company.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and member of the Supervisory Board of IMC B.V.

Other relevant ancillary position:

Member of the Supervisory Board of Stichting World Wildlife Fund (the Netherlands).

G.J. (Hans) Wijers

(Born 1951, Dutch nationality, male, appointed in 2017, term expires in 2021)

Former position: Chief Excecutive Officer and Member of the Executive Board of AkzoNobel N.V.

Relevant positions pursuant to CRD IV:

Member of the Supervisory Board of ING Groep N.V./ ING Bank N.V. per 1 September 2017, chairman of the Supervisory Board and chairman of the preparatory committee and selection & appointment committee of Heineken N.V., non-executive director and deputy chairman of the Board of Directors and chairman of the corporate and social responsibility committee of Royal Dutch Shell Plc, and member of the Supervisory Board of Hal Investments Plc.

Other relevant ancillary positions:

Chairman of the Supervisory Board of Het Concertgebouw N.V. and chairman of the board of Vereniging Natuurmonumenten (the Netherlands) Changes in the composition

In May 2017, the General Meeting appointed Jan Peter Balkenende, Margarete Haase and Hans Wijers to the Supervisory Board. During 2017, Isabel Martin Castellá retired and Ann Sherry stepped down from the Supervisory Board.

Executive Board

Appointment, suspension and dismissal

Members of the Executive Board are appointed, suspended and dismissed by the General Meeting. For the appointment of Executive Board members, the Supervisory Board may draw up a binding list, which may be rendered non-binding by the General Meeting.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The Articles of Association exclude the waiver of the latter requirement in a second General Meeting. Thus it is ensured that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

Candidates for appointment to the Executive Board must comply with the suitability and reliability requirements as set out in the Dutch Financial Supervision Act and must continue to meet these while in function.

Function of the Executive Board

The Executive Board is charged with the management of ING Group. This includes responsibility for setting and achieving ING Group’s strategy, objectives and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter as approved by the Supervisory Board.

The Executive Board Charter is available on the website of ING Group (www.ing.com/17ar11).

According to the Banker’s Oath that is taken by the members of the Executive Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must put the customer’s interests at the centre of all their activities.

ING Group indemnifies the members of the Executive Board against direct financial losses in connection with claims from third parties, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING Group has taken out liability insurance for the members of the Executive Board.

Profile of members of the Executive Board

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. It is available on the website of ING Group (www.ing.com).

ING Group aims to have an adequate and balanced composition of its Executive Board. The Supervisory Board annually assesses the composition of the Executive Board.

ING aims for the Executive Board of ING to consist of a diverse selection of persons with executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In addition, there should be a good balance in the experience and affinity with the desired nature and culture of the business of ING. ING strives to have at least 30% of the seats held by women, and at least 30% of the seats by men.

These guidelines, that relate to the composition of the Executive Board, are laid down in the Executive Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Executive Board.

During 2017, two new members were appointed to the Executive Board. The current members have been with ING in several positions and therefore jointly possess the right experiences and affinity with ING’s activities, culture and market environment. In the wider Management Board Banking a female board member was appointed in 2016. Currently, there are no female members in the Executive Board, although that ambition of gender diversity remains unchanged. This remains a key topic for the Supervisory Board with respect to succession planning and future appointments to the Executive Board.

Remuneration and share ownership Members of the Executive Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).

Details of the remuneration of members of the Executive Board, including shares granted to them, together with additional information, are provided in the ‘Remuneration report’.

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

For an overview of loans granted to members of the Executive Board, see page 117 Item 6 –B Compensation.

Information on members of the Executive Board

R.A.J.G. (Ralph) Hamers,

Chief Executive Officer (‘CEO’)

(Born 1966, Dutch nationality, male; appointed in 2013, current term expires in 2021)

Ralph Hamers has been a member of the Executive Board of ING Group since 13 May 2013 and was appointed CEO and chairman of the Executive Board and the Managing Board Banking on 1 October 2013. He is responsible for the proper functioning of the Exective Board and the Management Board Banking and its committees, formulating and implementing ING’s strategy, acting as main contact for the Supervisory Board. He is also responsible for the following departments: Innovation, Legal, Corporate Strategy, Corporate HR, Corporate Communications and Corporate Audit Services. He joined ING in 1991 and has held various positions including global head Wholesale Banking Network from 2007 to 2010, head of Network Management for Retail Banking Direct & International from

2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. He holds a Master of Science degree in Business Econometrics/Operations Research from Tilburg University, the Netherlands. Relevant positions pursuant to CRD IV1:

Chairman and CEO of the Executive Board of ING Groep N.V. and of the Management Board of ING Bank N.V.

Other relevant ancillary positions:

Member of the Management Board of the Nederlandse Vereniging van Banken (NVB), member of the Board of Directors of the Institute of International Finance, Inc. and non-executive member of the board of Foundation Royal Concertgebouw Orchestra Amsterdam.

J.V. (Koos) Timmermans),

Chief Financial Officer (‘CFO’)

(Born 1960, Dutch nationality, male; appointed in 2017, term expires in 2021)

Koos Timmermans has been a member of the Executive Board and CFO of ING Group since 8 May 2017. He also serves as a member and CFO on the Management Board Banking. He is responsible for ING’s financial strategy, including internal and external reporting, budgeting, procurement, forecasting, capital management, tax management, investor relations and business performance reporting and analysis, among which measuring adherence to financial targets. Furthermore he is responsible for Bank Treasury, Sustainability, and Regulatory & International Affairs. Before becoming CFO, he was head of Market Leaders, responsbile for ING’s operations in the Benelux, and between 2007 and 2011 he was CRO of ING Group. Before joining ING in 1996 he worked for IBM’s European treasury in Ireland and ABN AMRO Bank in the area of financial markets. Koos Timmermans graduated from Erasmus University Rotterdam (the Netherlands) in 1986 with a master’s degree in economics.

Relevant positions pursuant to CRD IV:

[1]	The fourth EU Capital Requirements Directive 2013/36/EU

Member and CFO of the Executive Board of ING Groep N.V., member, CFO and vice-chairman of the Management Board of ING Bank N.V., member of the Management Board of ING Support Holding B.V. and member of the Supervisory Board of Nederlandse-Financierings-Maatschappij voor Ontwikkelingslanden N.V. (‘FMO’, Entrepreneurial Development Bank).

Other relevant ancillary positions:

Vice-chairman of the Management Board of the Nederlandse Vereniging van Banken (NVB), member of the Supervisory Board Stadsherstel Amsterdam N.V. and member of the Supervisory Board of Amsterdam Institute of Finance.

S.J.A. (Steven) van Rijswijk,

Chief Risk Officer (‘CRO’)

(Born 1970, Dutch nationality, male; appointed in 2017, term expires in 2021)

Steven van Rijswijk has been a member of the Executive

Board since 8 May 2017. He was appointed CRO on 1 August 2017. He is also a member and CRO of the Management Board Banking. Before becoming a member of the Executive Board, Steven van Rijswijk was global head of Client Coverage within ING Wholesale Banking. Steven van Rijswijk joined ING in 1995 in the Corporate Finance team holding various positions in the areas of Mergers & Acquisitions and Equity Markets. Steven van Rijswijk holds a master’s degree in business economics from Erasmus University Rotterdam (the Netherlands).

Relevant positions pursuant to CRD IV:

Member and CRO of the Executive Board of ING Groep N.V. and member and CRO of the Management Board of ING Bank N.V.

Changes in the composition

On 8 May 2017, the General Meeting appointed Koos Timmermans and Steven van Rijswijk as members of the Executive Board of ING Group, succeeding Patrick Flynn and Wilfred Nagel respectively.

B.	Compensation

Remuneration report

Remuneration policy ING

We have a global remuneration policy in place applicable to all staff across our more than 40 countries.

In setting the level of remuneration we look at a number of varying factors. These include:

•	The complexity of work

•	The scope of responsibilities

•	The international character of the group

•	Risk alignment

•	The (inter)national laws and regulations

•	Specifics of the particular labour market

•	Other long-term objectives of ING and its stakeholders.

The remuneration principles below apply to all staff:

Business strategy and company goals

ING’s remuneration policy is aligned with business strategy and company goals.

Long-term value creation

ING’s remuneration policy contributes to long-term value creation of the company and supports a focus on the long-term interests of its stakeholders, including all staff, customers and shareholders.

Risk and controls

Risk management is an enabler of long-term value creation. ING ensures the remuneration policy is properly correlated with its risk profile and the interest of its stakeholders.

Performance driven

ING operates a robust performance management process linked to remuneration to steer and motivate all staff to deliver on ING’s strategic goals and prevent rewarding for failure.

Responsible and fair

ING acts responsibly and treats staff fairly across the globe.

Sustainable

ING supports sustainable recruitment, engagement and retention of all staff.

Total direct compensation

Total direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

ING aims to provide total direct compensation levels for expected business and individual performance which, on average, are at the median of the markets in which we operate, benchmarked against relevant peer groups.

Variable remuneration

The awarding of variable remuneration, where applicable, is primarily focused on long-term value creation and based on individual, business line and bank-wide performance criteria.

For Identified Staff (i.e. staff that is considered to have a material impact on the risk profile of ING) a deferral scheme applies to their variable remuneration and a substantial part (50-100%) of their variable remuneration is awarded in equity. A minimum of 40% of variable remuneration is deferred over a period of three to five years with a tiered vesting schedule.

Shareholders’ mandate

ING’s Remuneration Policy is compliant with (inter)national laws and regulations. The Dutch law, Wet Beloningsbeleid Financiële Ondernemingen (hereafter: WBFO) sets various requirements, especially with respect to variable remuneration. These include requirements for mandatory holdback and claw back provisions, variable remuneration caps, special conditions linked to retention, sign on, severance payments and the requirement that variable remuneration must be based for at least 50% on non-financial performance. ING applies all these requirements.

Under the WBFO, financial institutions are permitted to set a variable remuneration cap higher than 100% of fixed remuneration for employees outside of the European Economic Area (EEA), provided that the higher cap is approved by their shareholders and does not conflict with the institution’s capital adequacy requirements.

In 2017 approval was given at the Annual General Meeting of Shareholders (AGM) to continue with an increased maximum percentage of up to 200%, outside the EEA, for a period of five performance years, from 2017 to 2021. ING uses this facility very rarely and for no more than 1% of employees worldwide.

Risk mitigating measures

ING applies measures to mitigate risk relating to variable remuneration. Our remuneration policy takes into consideration risk, capital, liquidity and the likelihood and timing of earnings. Measures include pre-award and post-award risk assessments of variable remuneration.

The pre-award risk assessment process aims to consider the full range of any current and potential future risks. As part of this process, ING takes into account the company performance at bank, business line and individual levels, as well as a solvency test.

In addition, risk requirements apply to a small number of staff members that are considered Risk Takers. These risk requirements set the minimum standards to be met during the performance year. Deviation from these standards may lead to downward adjustment of variable remuneration, a so called Risk Modifier.

The post-award risk assessment process analyses whether the outcomes of the initial pre-award risk assessment process were correct. This can, and in certain situations must, result in a downward adjustment of variable remuneration by applying a holdback (i.e. forfeiture of up to 100% of the awarded and unvested variable remuneration) and/or claw back (surrender of up to 100% of the paid or vested variable remuneration).

To ensure the autonomy of staff in control functions (positions within Legal, Risk, Finance, Compliance, Audit and HR), the functional line is in the lead for the performance assessment. Where financial performance targets are included, they must be based on the financial performance of the bank.

The total amount of variable remuneration awarded to all employees over 2017 was EUR 403,1 million, compared to total staff expenses of EUR 5,202 million.

Variable remuneration includes both individual and collective variable remuneration such as profit sharing arrangements agreed with relevant trade unions.

In 2017, there were 14 employees, working in the Corporate Staff (COO, CRO, CFO), Wholesale Banking and Retail Banking business lines, to whom total annual remuneration (including employer pension contributions and any severance payments made) of EUR 1 million or more was awarded. Most of these employees work outside of the Netherlands.

Performance Management

Our remuneration approach is strongly linked to performance management.

We introduced the new performance management standard ‘Step Up’ which aims to improve the performance of the bank by moving us from a retrospective review process to a real-time improvement process. As of January 2018 this standard applies to all staff1.

The main elements of the Step Up performance management framework are:

[1]	Except for non-Identified Staff in Germany because it is pending approval by the Works Council.

•	Stretch Ambitions: positive ‘stretch’ of job expectations and behaviours that are inspiring, stretch employees further than their daily job and contribute to the performance of ING.

•	No single rating system: every single ING employee and manager receives an evaluation (excellent, well done, improvement required) on each of the three performance dimensions: Job expectations, Orange Code and Stretch Ambitions.

•	Recognition management: an approach that empowers managers to decide on a continuous basis the right mix of recognition both financial and non- financial.

•	Validation sessions: ensures alignment in target setting, mid-year review and year-end evaluation.

•	Continuous performance conversations: enables performance improvement at individual and team level.

Performance is assessed against financial and non-financial indicators. Non-financial indicators aim to further improve ING’s responsible and sustainable business practices and include one or more of the following:

•	Customer satisfaction

•	Risk management

•	Stakeholder engagement

•	Orange Code behaviours

•	Workforce diversity

•	Environmental and social criteria

•	Sustainable business practices.

Risk mitigation measures may lead to an adjustment of the performance outcome and affect compensation.

Remuneration policy for the Executive Board

The Executive Board’s remuneration policy is compliant with applicable laws and regulations and is in line with the remuneration principles that apply to all staff.

The current remuneration policy for the Executive Board was adopted at the AGM on 27 April 2010. Amendments to this policy were adopted at subsequent AGMs:

•	On 9 May 2011 in response to new regulatory requirements

•	On 12 May 2014 with respect to pensions for the Executive Board

•	On 11 May 2015 in order to lower the maximum variable remuneration in line with legal requirements and specify that variable remuneration for the Executive Board be paid fully in shares

•	On 8 May 2017 by extending the deferral period of the variable remuneration from three to five years.

Total direct compensation

Total direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances. It is determined and reviewed periodically by the Supervisory Board taken into account a number of varying factors in particular the international market environment.

The Executive Board’s total direct compensation is compared to Euro Stoxx 50 companies as the Euro Stoxx 50 benchmark includes similar organisations in terms of size and international scope. The index comprises 50 companies, including ING, in a range of financial and non-financial industries from 12 countries within the Eurozone, mainly operating in an international context.

The Executive Board’s remuneration policy aims to award total direct compensation slightly below the median of the Euro Stoxx 50.

Variable remuneration

Compliant with legal requirements, variable remuneration for the members of the Executive Board is limited to a maximum of 20% of base salary at the time of award. It is based for at least 50% on non-financial performance and is fully paid out in shares.

The policy provides for an at-target variable remuneration of 16% of base salary if performance criteria are met. If performance criteria are exceeded, the variable component can be increased by the Supervisory Board from target to maximum, but may not exceed 20% of base salary. If performance is below target, the variable component will be decreased, potentially to zero. The performance targets for the Executive Board are annually pre-determined by the Supervisory Board to ensure delivery of ING’s strategy.

The Executive Board remuneration policy aims to support long-term value creation by means of deferral, retention, holdback and claw back mechanisms.

40% of total variable remuneration is awarded upfront in the year following the performance year. The remainder (60%) is deferred. In accordance with guidelines issued by the European Banking Authority (EBA) as per 2017, the variable remuneration of the Executive Board members is subject to tiered vesting over a period of five years. In 2017, approval was given at the AGM to extend the deferral period for the variable remuneration for Executive Board members from three to five years, with one fifth vesting each year. This will be applied for the first time in 2018 with respect to variable remuneration over performance year 2017.

Both the upfront and deferred part of variable remuneration are fully awarded in shares. To all share awards granted to Executive Board members in their capacity as board member a minimum retention period of five years from the date of conditional grant of the shares and one year from the vesting date applies.

However, they are allowed to sell part of their shares on the date of vesting to pay tax on the vested share award. Fully awarding variable remuneration in shares, in combination with an extensive deferral and retention period, enables us to link remuneration with ING’s long-term value creation.

Pension

As of 1 January 2015, all members of the Executive Board participate in the Collective Defined Contribution (CDC) pension plan with respect to their salary up to EUR 103,317 per year for 2017. As is the case for all employees who participate in the Dutch Collective Defined Contribution pension plan who earn a salary above this amount per year, the Executive Board members are compensated for the lack of pension accrual by means of a savings allowance to be annually determined (see below).

Benefits

Executive Board members are eligible for additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances). This may also include banking and insurance benefits from ING on the same terms that apply to other employees of ING in the Netherlands. In addition, tax and financial planning services are provided to ensure compliance with the relevant legislative requirements.

Tenure

All current members of the Executive Board have a commission contract for an indefinite period of time including an appointment or reappointment period of four years as approved at the AGM. In the case of an involuntary exit, Executive Board members are eligible for an exit arrangement. These arrangements are subject to specific requirements (e.g. limited to a maximum of one year of base salary, no reward for failure).

Supervisory Board discretion to review the policy and the remuneration paid

In accordance with the Executive Board’s remuneration policy as adopted at the AGM and as described in this chapter, the Supervisory Board annually determines the actual remuneration for the Executive Board members based on the advice given by the Remuneration Committee of the Supervisory Board.

The Remuneration Committee is among others responsible for the preparation of decisions to be taken by the Supervisory Board regarding remuneration of individual members of the Executive Board.

Remuneration proposals for the individual Executive Board members are drawn up in accordance with the applicable Executive Board remuneration policy and cover the following aspects: remuneration structure, the amount of the fixed and variable remuneration components, the performance criteria used, scenario analyses that are carried out and, if and when considered appropriate, the internal pay relativities. The Remuneration Committee takes note of individual Executive Board members’ views with regard to the amount and structure of their own remuneration, including the aspects as mentioned above.

It is the responsibility of the Supervisory Board to take into account the interests of all stakeholders, as well as long-term value creation, business continuity and sustainable growth, when determining the Executive Board’s remuneration.

The legal, regulatory and market environment is continually changing and this may impact ING. In order to ensure that ING can adapt to these dynamic and uncertain factors, the Supervisory Board will continue to re-evaluate the Executive Board remuneration policy as and when required.

The Supervisory Board has the authority and obligation in specific cases to impose holdback and/or claw back on variable remuneration awarded to a member of the Executive Board based on the same criteria that apply to all staff. It also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in an undesired outcome. The Supervisory Board also has decision-making authority in situations that are not addressed in the policy.

Special employment conditions

Special employment conditions, such as commitments required to secure the recruitment of new executives, may be used in circumstances subject to approval by the Supervisory Board.

2017 Remuneration Executive Board

In this section we have included the compensation details of the current and former Executive Board members relating to the period that they were members of the Executive Board.

The Executive Board’s remuneration for 2017 is in accordance with the Executive Board’s remuneration policy. The policy specifies that total direct compensation should be slightly below the median of comparable positions in the Euro Stoxx 50 peer group. For the CRO and CFO total direct compensation is in line with this ambition. For the CEO however, the total direct compensation is lagging behind and is significantly below the median of the CEO benchmark.

For the Supervisory Board, this remains a point of concern. In order to ensure continued delivery on customer promises, strategic priorities and key financial and non-financial targets, ING needs to be able to attract the best talent for its Executive Board.

In line with the revised Dutch Corporate Governance Code, the internal ratio of the Executive Board members’ remuneration and that of a representative reference group was determined. For this ratio, ING deems most relevant the total direct compensation of the CEO compared to the average total direct compensation of all approximately 54,000 ING employees worldwide. For the CEO a ratio of 1:33 applies. For the sake of transparency we also calculated the ratio of the total direct compensation of the other Executive Board members compared to the average total direct compensation of all ING employees. On that basis for the other EB members (CFO/CRO) a ratio of 1:23 applies.1

In 2017, Patrick Flynn stepped down from the Executive Board immediately after the AGM 2017 that was held on 8 May 2017 as his appointment term ended without having been proposed for reappointment. In line with applicable regulations, a severance payment equal to 100% of his base salary (i.e. EUR 1,203,600) was granted. Wilfred Nagel decided to retire from the Executive Board. His employment contract ended at 31 January 2018. No severance payment was granted.

2017 Executive Board base salary

In 2017 the Supervisory Board decided to increase the base salary of the CEO by 3% with effect from 1 January 2017. The base salary of the other Executive Board members remained the same in 2017.

2017 performance indicators Executive Board

As indicated in the remuneration policy, the performance of the Executive Board is assessed based on financial and non-financial indicators. For 2017, performance indicators applied included the following:

Performance indicators
	Non-financial performance indicators		Financial performance indicators
•	The accelaration of the Think Forward strategy: improving customer experience and enabling commercial growth	• • •	Underlying net result Underlying return on IFRS equity Common equity Tier 1 ratio • Underlying operating expenses • Underlying cost/income ratio
•	Driving innovation to create a differentiating customer experience
•	Realising a bank-wide high performance culture
through the Step Up Performance Management
and Think Forward Leadership programmes
Proceeding on digital transformation programmes
to improve customer experience and realise
further efficiency gains
•	Increasing ING’s social and environmental impact through our sustainability activities

2017 Executive Board performance evaluation

The table on the next page highlights key achievements, collectively accomplished by the Executive Board in 2017 in the areas mentioned, reflecting both the overall ambitions of ING and the specific performance targets agreed with the Supervisory Board at the beginning of 2017. Although not everything is accomplished, the following points were successful

[1]	Total direct compensation comprises fixed base salary and variable remuneration, excluding benefits such as pension arrangements, and allowances. Since both the CRO and CFO were appointed in 2017 variable remuneration has been calculated based on the at target percentage.

Strategy implementation

•  Accelerated the Think Forward Strategy by growing customer bases in Wholesale and Retail Banking and major investments made to create a differentiating customer experience.

•  Comprises of the four major digital transformation programmes:

•  Orange Bridge: Redeployment process applied to around 5,000 staff; cross-border agile way of working implemented; merger of ING Belgium and Record Bank well on track.

•  Welcome: Fully digital current account opening launched; back office and call centre automation increased.

•  Model Bank: new multi-country customer interaction platform currently being reviewed.

•  Wholesale Banking TOM: Consolidation of FM trading activities on track; continued roll-outs for a common global IT lending platform.

•  Ranked number one in Net Promoter Scores relative to competitors in 7 of 13 retail markets.

Capability development

•  All executives and around 1,500 managers participated in the phased roll-out of the Think Forward Leadership programme that amplifies the behaviours and skills leaders and managers need to reach our goals and unite ING.

•  Global roll-out of the Step Up Performance Management programme to strengthen ING’s performance culture (roll-out to be completed in 2018).

•  Recognised for our continuous efforts to drive success through diversity and inclusion (e.g. financial services ranked number one in LGBT workplace inclusion at the Workplace Pride Awards and included in the Bloomberg Gender Equality Index).

Innovation

•  New initiatives developed and aligned with partners to improve the customer experience, including:

•  A digital money jar called Everyday Round Up by ING in Australia that rounds up card purchases and puts the difference straight into the customer’s savings account (40,000 activations within the first two weeks).

•  A Digital Shoebox added to the mobile banking app for small business customers that links receipts and bills directly to transactions.

•  A new tool in Wholesale Banking called Katana that helps bond traders make faster and sharper pricing decisions using data visualisation and predictive analytics.

•  Re-entering the UK retail banking market with the introduction of Yolt, a free mobile app to help people keeping track of their finances.

•  Establishment of ING Ventures, a EUR 300 million fund that will invest in start-ups and companies that have already gained some market traction. ING Ventures will help accelerate the pace of innovation, one of our priorities.

•  Establishment of a partnership with online wealth manager Scalable Capital in Germany, expanding ING’s offering to customers with digital investment management services, also known as robo-advice.

•  A couple of major milestones achieved in the blockchain area, including:

•  Development of a code known as ‘zero-knowledge range proof’ (ZKRP) that is ten times more efficient in keeping information private on a ledger.

•  Together with other industry players started work on a new venture to create a real-time blockchain- based digital platform to manage physical energy commodities transactions from trade entry to final settlement.

Sustainability

•  Sustainable Investments launched of EUR 100 million in capital to support sustainable ‘scale-ups’ with a proven concept and positive environmental impact.

•  Announced acceleration of reducing our exposure to coal power generation to close to zero by 2025 in order to support the transition to a low-carbon economy.

•  Demonstrated excellent performance on sustainability in the ratings (e.g. ING remained a sustainability leader in the banks industry group with a score of 85 out of 100 by sustainability research leader Sustainalytics and scored 89 out of 100 in the Dow Jones Sustainability Indices compared to an average industry score of 58).

Financial performance

•  Increased number of new retail customers by 1.6 million to 37.4 million; number of primary relationships up by 0.9 million to 10.8 million.

•  Achieved net profit of EUR 4,905 million, up 5.5% from 2016. Underlying net profit is EUR 4,957 million, broadly flat on 2016 (EUR 4,976 million), notwithstanding persistent pressures from the low interest rate environment.

•  Grew core lending by EUR 26.9 billion (+4.8%); increased customer deposits by EUR 19.0 billion (+3.6%).

•  Realised underlying return on equity for ING Group of 10.2%, up from 10.1% in 2016.

•  Improved CET1 ratio of ING Group to 14.7%.

•  Underlying operating expenses (excluding regulatory costs) moved from EUR 8.6 billion in 2016 to EUR 8.9 billion in 2017. Cost/Income ratio changed from 54.2% in 2016 to 55.5% in 2017.

2017 Executive Board variable remuneration

The performance of the Executive Board is evaluated against financial and non-financial performance indicators. Variable remuneration in 2017 of the CFO and CRO was mainly based on non-financial performance indicators. The variable remuneration in 2017 for the CEO was based for more than 50% on non-financial performance indicators. As evidenced by the table above, the collective performance of the Executive Board members was broadly on target.

There were minor differences in achievement of personal targets. This explains why variable remuneration for the CEO was calculated at 17% for the CFO at 13% and for the CRO at 13%.

The table below shows the remuneration awarded to the individual Executive Board members with respect to the performance years 2017, 2016 and 2015.

Total direct compensation of the individual members of the Executive Board

	2017		2016		2015
amounts in euros (rounded figures)	amount	number of shares	amount	number of shares	amount	number of shares
Ralph Hamers (CEO)
Base salary	1,713,000		1,663,000		1,630,000
Variable remuneration (fully in shares)[1]	293,000	18,547	316,000	23,092	293,000	28,404
Koos Timmermans (CFO)²
Base salary	781,000		—	—
Variable remuneration (fully in shares)[1]	104,000	6,612	—	—	—	—
Steven van Rijswijk (CRO)²
Base salary	781,000		—	—
Variable remuneration (fully in shares)[1]	104,000	6,584	—	—	—	—
Patrick Flynn (former CFO)²
Base salary	423,000		1,204,000		1,180,000
Variable remuneration (fully in shares)[1]	63,000	4,010	217,000	15,838	153,000	14,850
Wilfred Nagel (former CRO)²
Base salary	702,000		1,204,000		1,180,000
Variable remuneration (fully in shares)[1]	—	—	217,000	15,838	189,000	18,278

[1]	The number of shares is based on the average ING share price on the day on which the 2017 year-end results were published. The shares will be awarded in May 2018.
[2]	Koos Timmermans and Steven van Rijswijk were appointed to the Executive Board immediately following the 8 May 2017 AGM, while Patrick Flynn and Wilfred Nagel left as per the end of the 8 May 2017 AGM and 1 August 2017 respectively . Thus the figures for Koos Timmermans, Steven van Rijswijk, Patrick Flynn and Wilfred Nagel reflect a partial year as an Executive Board member.

In 2017 no holdback or claw back was applied to paid, unvested or vested variable remuneration of any of the Executive Board members.

Pension costs

Members of the Executive Board participate in the Collective Defined Contribution (CDC) pension plan as part of the Executive Board remuneration policy. In 2017 pension accrual only applies to salary up to an amount of EUR 103,317. The table below shows the pension costs of the individual members of the Executive Board in 2017, 2016 and 2015.

Pension costs of the individual members of the Executive Board

amounts in euros (rounded figures)	2017	2016	2015
Ralph Hamers	30,000	26,000	25,000
Koos Timmermans¹	19,000	—	—
Steven van Rijswijk¹	19,000	—	—
Patrick Flynn¹	10,000	26,000	25,000
Wilfred Nagel¹	17,000	26,000	25,000

[1]	Koos Timmermans and Steven van Rijswijk were appointed to the Executive Board as per 8 May 2017, while Patrick Flynn and Wilfred Nagel left as per 8 May 2017 and 1 August 2017 respectively . Thus the figures for Koos Timmermans, Steven van Rijswijk, Patrick Flynn and Wilfred Nagel reflect a partial year as an Executive Board member.

Benefits

The individual members of the Executive Board receive other emoluments, including savings allowances for the loss of pension benefits for salary above EUR 103,317 for 2017, employer contributions to savings schemes, reimbursement of costs related to home/work commuting, costs associated with the company car and costs associated with housing and schooling (for expats).

The other emoluments amounted in 2017, 2016 and 2015 to the following costs.

Other emoluments

amounts in euros (rounded figures)	2017	2016	2015
Ralph Hamers	624,000	553,000	473,000
Koos Timmermans¹	290,000	—	—
Steven van Rijswijk¹	274,000	—	—
Patrick Flynn¹	181,000	403,000	433,000
Wilfred Nagel¹	247,000	370,000	322,000

[1]	Koos Timmermans and Steven van Rijswijk were appointed to the Executive Board as per 8 May 2017, while Patrick Flynn and Wilfred Nagel left as per 8 May 2017 and 1 August 2017 respectively. Thus the figures for Koos Timmermans, Steven van Rijswijk, Patrick Flynn and Wilfred Nagel reflect a partial year as an Executive Board member.

Long-term incentives awarded in previous years

In 2017, no long-term incentives (other than the shares disclosed in the table on page 118, were awarded to the Executive Board members.

Employee stock options

The table below contains information on the outstanding employee stock options and the movements during the financial year of employee stock options held by the members of the Executive Board as of 31 December 2017, which were all awarded to these board members in roles within ING prior to their appointment to the Executive Board.

Options held by the members of the Executive Board

Number of options	Outstanding as at 31 December 2016	Exercised in 2017	Waived or expired in 2017	Outstanding as at 31 December 2017	Grant price in euros	Vesting date	Expiry date
Ralph Hamers	14,889	0	14,889	0	€24.72	22 Mar 2010	22 Mar 2017
	16,957	0	0	16,957	€16.66	13 Mar 2011	13 Mar 2018
	19,985	0	0	19,985	€2.90	19 Mar 2012	19 Mar 2019
	22,124	0	0	22,124	€7.35	17 Mar 2013	17 Mar 2020
Koos Timmermans	46,157	0	46,157	0	€24.72	22 Mar 2010	22 Mar 2017
	56,405	0	0	56,405	€19.53	15 May 2011 15 May 2018
	20,675	0	0	20,675	€14.36	17 Sep 2011	17 Sep 2018
Steven van Rijswijk	1,640	0	1,640	0	€24.72	22 Mar 2010	22 Mar 2017
	3,971	0	3,971	0	€24.72	22 Mar 2010	22 Mar 2017
	2,770	0	0	2,770	€16.66	13 Mar 2011	13 Mar 2018
	9,044	0	0	9,044	€16.66	13 Mar 2011	13 Mar 2018
	1,688	0	0	1,688	€2.90	19 Mar 2012	19 Mar 2019
	11,658	0	0	11,658	€2.90	19 Mar 2012	19 Mar 2019
	2,318	0	0	2,318	€7.35	17 Mar 2013	17 Mar 2020
	10,694	0	0	10,694	€7.35	17 Mar 2013	17 Mar 2020
Patrick Flynn	—	—	—	—	—	—	—
Wilfred Nagel	9,530	0	9,530	0	€24.72	22 Mar 2010	22 Mar 2017
	12,436	0	0	12,436	€16.66	13 Mar 2011	13 Mar 2018

Shares

Deferred shares are shares conditionally granted subject to a tiered vesting over a period of five years (for awards in 2017 and before), of which the ultimate value of each deferred share will be based on ING’s share price on the vesting date (the opening share price).

For the Executive Board members the following shares vested during 2017:

Shares vested for the Executive Board during 2017

	Shares	Granting date	Vesting date	Nr. of shares granted[4]	Nr. of shares vested	Vesting price
Ralph Hamers¹	LSPP Deferred share units²	27 March 2013	27 March 2017	25,812	3,443	€13.60
	LSPP Deferred share units²	27 March 2014	27 March 2017	6,215	828	€13.60
	LSPP Deferred shares	11 May 2016	11 May 2017	28,404	5,680	€15.45
	LSPP Upfront shares	11 May 2017	11 May 2017	23,092	9,237	€15.45
Koos Timmermans¹	LSPP Deferred shares	14 May 2014	14 May 2017	32,267	6,454	€15.35
	LSPP Deferred shares	13 May 2015	13 May 2017	30,012	6,002	€15.35
	LSPP Deferred shares	11 May 2016	11 May 2017	18,278	3,655	€15.45
	LSPP Upfront shares	11 May 2017	11 May 2017	15,838	6,335	€15.45
Steven van Rijswijk¹,³	—	—	—	—	—	—
Patrick Flynn³	—	—	—	—	—	—
Wilfred Nagel	LSPP Deferred shares	11 May 2016	11 May 2017	18,278	3,655	€15.45
	LSPP Upfront shares	11 May 2017	11 May 2017	15,838	6,335	€15.45

[1]	Shares granted to Ralph Hamers in March 2013 and in March 2014 and Koos Timmermans were awarded for their performance in positions prior to their appointments to the Executive Board.
[2]	Deferred share units of Ralph Hamers are cash settled instruments of which the ultimate value will be based on ING Group’s share price at the vesting date.
[3]	Shares granted to Steven van Rijswijk and Patrick Flynn did not vest in 2017 in their capacity as an Executive Board Member.
[4]	Number of shares granted includes both deferred and upfront part awarded at the granting date.

As recognised in the profit or loss statement of 2017, the expenses per Executive Board Member (active on 31 December 2017), whilst serving on the Executive Board, amount to EUR 2.6 million for the CEO, EUR 1.4 million for the CFO and EUR 1.1 million for the CRO.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2017, 2016 and 2015.

Loans and advances to the individual members of the Executive Board

	2017				2016			2015
amounts in thousands of euros	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments	Amount outstanding 31 December	Average interest rate	Repayments
Ralph Hamers	2,499	1.4%	—	2,499	2.6%	—	2,499	2.5%	—
Koos Timmermans	182	6.2%	—	—	—	—	—	—	—
Steven van Rijswijk	—	—	—	—	—	—	—	—	—

Loans and advances of former members of the Executive Board who are not included in the table above amounted to nil in 2017, EUR 350,000 in 2016 and EUR 500,000 in 2015.

ING shares held by Executive Board members

Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board at 31 December 2017, 2016 and 2015.

ING shares held by members of the Executive Board

number of shares	2017	2016	2015
Ralph Hamers	58,094	50,216	44,182
Koos Timmermans	84,349
Steven van Rijswijk	59,914

The number of ING shares of former members of the Executive Board who are not included in the table above amounted to nil in 2017, 211,468 in 2016 and 200,791 in 2015.

2018 Remuneration Executive Board

More and more shareholders are calling for Executive Boards to be long-term oriented in their decision making. This change in the market enables further alignment of interests that Executive Boards need to serve, between for instance shareholders, society and regulations. This is also the objective of the recent focus in the Dutch Corporate Governance Code, by proposing a long-term orientation of Executive Boards, incentivised by increasing the shareholding of executives in the companies they serve and to hold these as long-term investments. At the same time, Dutch banking regulations limit the variable reward for Executive Boards to a maximum of 20% of fixed salary.

In line with their responsibility to execute the Executive Board remuneration policy of compensating slightly below the median of the Euro Stoxx 50, the Supervisory Board undertook an annual review of Executive Board Remuneration levels against this policy that has been approved at the AGM in 2010. The remuneration levels of the members of the ING Executive Board are below the median of the Euro Stoxx 50 benchmark, and in the case of the CEO position, even significantly below. Data shows that the market median remuneration level of the Euro Stoxx 50 benchmark has further increased and, as a consequence, the gap with the remuneration of the CEO position has further widened. Over the past few years the Supervisory Board repeatedly expressed their concern about this as ING needs to be able to attract and retain the best (international) talent for its Executive Board. Based on the outcome of the annual review the Supervisory Board decided that it needs to act now. The Supervisory Board wants to ensure that the policy as approved by the AGM is lived up to both to the letter and to the spirit of it.

Reflecting on the past five years, ING has more than exceeded market expectations, evidenced amongst others by very robust financial results and position, a strengthened capital base, relatively high customer satisfaction levels in the many markets ING operates in, relatively high scores in the biennial Organisational Health Index and the Winning Performance Culture employee engagement survey, its track record on sustainability and the many accolades ING received over the years.

To determine the appropriate level of total remuneration (fixed + variable remuneration) for the CEO position, the Supervisory Board requested an external remuneration consultant to provide an update of the Euro Stoxx 50 benchmark. This revealed median total remuneration of EUR 4,900,000 consisting of fixed remuneration of EUR 1,300,000 and variable remuneration of EUR 3,600,000. The Supervisory Board also requested a modified benchmark that would take into account the fact that ING’s fixed remuneration for Executive Board members is higher than the benchmark, whilst variable remuneration is significantly lower, due to the regulatory cap of 20% on variable remuneration. This modified benchmark takes into account that one Euro fixed remuneration is ‘worth’ more than one Euro of variable remuneration. This led to a modified median benchmark of EUR 3,255,000, representing a more prudent approach.

Based on this information and carefully balancing all stakeholder interests, the Supervisory Board agreed to propose at the AGM the following amendments to the Executive Board remuneration policy:

(i)	the introduction of a new fixed remuneration component, called ‘fixed shares’. In addition to its authority under the existing Executive Board remuneration policy to increase the total direct compensation to a level just below the median of the Euro Stoxx 50, the Supervisory Board may now also decide to increase the gross cash base salary of a member of the Executive Board in the form of ‘fixed shares’, with a value up to a maximum of 50% of the gross cash base salary. In case of fixed shares, each month, one-twelfth of the agreed value will be mandatorily converted into fixed shares against the prevailing share price for that month (i.e. the opening price of the first trading day of shares listed on Euronext in that month), subject to a mandatory ‘sell to cover’, requiring the Executive Board member to sell as many shares as needed to settle any wage or income taxes due on these. The fixed shares component is solely tied to the role of the Executive Board member, the relevant market benchmark and is not subject to any performance condition (if performance conditions would have been set, the fixed shares would count as variable compensation under the 20% cap). Once awarded, they cannot be taken away at a later stage, even though the value of these fixed shares will vary in line with variations in ING’s share price. As per the Dutch Corporate Governance Code, a retention period of five years will apply from the date of conversion to fixed shares.

(ii)	the Supervisory Board may decide that until the end of the tenure of an Executive Board member a mandatory minimum shareholding requirement up to one year gross cash base salary plus fixed shares will apply, including the principle ‘once achieved, always achieved’.

The Supervisory Board has decided to change the remuneration for the CEO position as from 1 January 2018 as follows:

•	Increase in gross cash base salary of 2.2% to EUR 1,750,000.

•	Subject to approval at the AGM of the amendment to the remuneration policy, fixed shares with a value equal to 50% of the gross cash base salary.

•	Subject to approval at the AGM of the amendment to the remuneration policy, a mandatory minimum shareholding requirement will apply equal to one year gross cash base salary plus the fixed shares.

•	No change in variable remuneration, which continues to be capped at 20% of fixed remuneration (gross cash base salary plus fixed shares) with a target of 16% and which remains for 100% awarded in ING shares, significantly beyond the 50% that is minimally required by regulations.

This new remuneration level remains approximately 7% below the lower, ‘modified’ Euro Stoxx 50 benchmark and, thus, in line with the principles of the Dutch Banking Code and ING’s Executive Board remuneration policy. It reflects the prudent approach taken by the Supervisory Board and the long-term sustainable character of ING’s Executive Board remuneration policy.

In view of the fact that total remuneration levels of the other two Executive Board members, the CFO and the CRO, are much closer to the median of their relative market, the Supervisory Board decided not to adjust their remuneration this year.

The Supervisory Board will continue to monitor the development of international remuneration practices and will continue to support the Executive Board remuneration policy of compensating slightly below the median of the Euro Stoxx 50 benchmark.

Remuneration Supervisory Board

Supervisory Board remuneration policy

The remuneration policy for the Supervisory Board, as approved at the AGM on 25 April 2016, aims to:

•	Provide a simple and transparent structure

•	Bring remuneration levels in line with peers and with levels adequate to attract qualified (international) Supervisory Board members

•	Align remuneration with increased responsibilities and time spent.

As per 9 May 2017, the Nomination Committee and Corporate Governance Committee merged. The remuneration of the combined committee was brought in line with the other committees. The Supervisory Board remuneration policy for 2017 is shown below:

Supervisory Board renumeration structure

Amounts in euros
Annual remuneration
Chairman Supervisory Board	125,000
Vice Chairman Supervisory Board	95,000
Supervisory Board Member	70,000
Committee fees (annual amounts)
Chairman Committee	20,000
Member Committee	10,000
Chairman Corporate Governance Committee (until 9 May 2017)	7,500
Member Corporate Governance Committee (until 9 May 2017)	5,000
Attendance fees (per meeting)
Attendance fee outside country of residence	2,000
Attendance fee outside continent of residence	7,500

In addition, members of the Supervisory Board are reimbursed for their travel and business related expenses relating to ING.

2017 Remuneration Supervisory Board

The table below shows the remuneration, including attendance fees per Supervisory Board member.

2017 Renumeration Supervisory Board

	2017		2016		2015
amounts in EUR (rounded figures)	Remuneration[5]	VAT	Remuneration	VAT	Remuneration	VAT
Jeroen van der Veer	169,000	35,000	178,000	37,000	122,000	26,000
Hermann-Josef Lamberti	141,000		149,000		111,000
Henk Breukink	105,000	22,000	115,000	24,000	83,000	17,000
Mariana Gheorghe	94,000		98,000		40,000
Robert Reibestein	112,000	24,000	114,000	24,000	76,000	16,000
Isabel Martín Castellá ¹	46,000		114,000		92,000
Eric Boyer de la Giroday	106,000		114,000		92,000
Ann Sherry [2]	94,000		85,000
Hans Wijers [3]	35,000	7,000
Jan Peter Balkenende [4,5]	27,000	6,000

[1]	Isabel Martín Castellá left the Supervisory Board as of 9 May 2017. The remuneration figures for 2017 reflect a partial year as a member of the Supervisory Board.
[2]	Ann Sherry was a member of the Supervisory Board from 25 April 2016 up to 14 September 2017. The remuneration figures for 2016 and 2017 reflect a partial year as a member of the Supervisory Board.
[3]	Hans Wijers was appointed to the Supervisory Board by the 8 May 2017 AGM. His Supervisory Board membership became effective as of 1 September 2017. The remuneration figures for 2017 reflect a partial year as a member of the Supervisory Board.
[4]	Jan Peter Balkenende was appointed to the Supervisory Board by the 8 May 2017 AGM. He joined the meetings of the Supervisory Board as an observer in between 9 May and 1 September 2017. His Supervisory Board membership became effective as of 1 September 2017. The remuneration figures for 2017 reflect a partial year as a member of the Supervisory Board.
[5]	Margarete Haase was appointed to the Supervisory Board by the 8 May 2017 AGM. She joined the meetings of the Supervisory Board as an observer since 9 May 2017. In light of the planned reduction of the number of her directorships, her appointment will become effective as per 1 May 2018 as decided by the Supervisory Board in January 2018. Hence there are no remuneration figures to report over 2017.

Compensation of former members of the Supervisory Board who are not included in the table above amounted to nil in 2017, EUR 36,000 in 2016 and EUR 160,000 in 2015.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. As of 31 December 2017 there are no loans and advances outstanding to Supervisory Board members.

ING shares and employee stock options held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board at 31 December 2017, 2016 and 2015.

ING shares held by members of the Supervisory Board

number of shares	2017	2016	2015
Jeroen van der Veer	119,469	119,469	119,469
Hermann-Josef Lamberti	5,700	5,700	5,700
Eric Boyer de la Giroday	47,565	47,565	47,565

The following table contains information on the employee stock options outstanding by, and awards vested for, the members of the Supervisory Board.

Employee stock options on ING Groep N.V. shares held by members of the Supervisory Board at 31 December 2017

number of stock options	Outstanding as at 31 December 2017	Expired in 2017	Outstanding as at 31 December 2016	Expired in 2016	Outstanding as at 31 December 2015	Expired in 2015
Eric Boyer de la Giroday	113,385	113,479	226,864	92,984	319,848	69,542

C.	Board practices

For information regarding board practices, see Item 6.A of this Form 20-F.

D.	Employees

The average number of employees at a full time equivalent basis was 51,504 at the end of 2017, of which 13,141 or 25.5%, were employed in the Netherlands. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands.

The distribution of employees with respect to the Group’s continuing and discontinued operations for the years 2017, 2016 and 2015 were as follows:

Average number of employees at full time equivalent basis

	Netherlands			International			Total
	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]
Continuing operations - average number of employees at full time equivalent basis	13,141	13,660	14,586	38,363	38,283	38,134	51,504	51,943	52,720
Discontinued operations - average number of employees at full time equivalent basis			2,652			2,181			4,833

Total average number of employees at full time equivalent basis	13,141	13,660	17,238	38,363	38,283	40,315	51,504	51,943	57,553

[1]	The average number of employees includes, on an average basis, employees of the discontinued operations of NN Group. NN Group was deconsolidated from ING Group at the end of May 2015. Staff expenses, for the five months ended May 2015 was included in the Consolidated statement of profit or loss of ING Group in the line item Net result from discontinued operations. Reference is made to Note 27 ‘Discontinued operations’.

The Group employs a significant numbers of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 4,931 at the end of 2017.

E.	Share ownership

For information regarding share ownership, see Item 6.B of this Form 20-F.

Item 7.	Major shareholders and related party transactions

A. Major shareholders

Holders of ordinary shares or American Depositary Shares with a stake of 3% or more

To the best of our knowledge, as of 31 December 2017, no holder of ordinary shares or American Depositary Shares (“ADSs”), other than BlackRock Inc. and Artisan Investments GP LLC held more than 3% of ING Group’s issued share capital.

On 28 January 2016, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 305,540,844 ordinary shares of ING Group as of 31 December 2015, representing 7.9% of ING Group’s issued share capital. On 25 January 2017, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 258,414,450 ordinary shares of ING Group as of 31 December 2016, representing 6.7% of ING Group’s issued share capital. On 30 January 2018, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 304,505,468 ordinary shares of ING Group as of 31 December 2017, representing 7.8% of ING Group’s issued share capital.

On 31 December 2017, ING Groep N.V. and its subsidiaries held 944,257 ordinary shares or ADSs, representing 0.02% of ING Group’s issued share capital. ING Groep N.V. does not have voting rights in respect of shares and ADSs it holds or which are held by its subsidiaries.

Pursuant to section 5.3 of the Dutch Financial Supervision Act (“Major Holdings Rules”), shareholders and holders of ADSs are only required to provide updated information on their holdings once they cross threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not aware of any changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in the previous sentence.

On 31 December 2017, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs. As of 31 December 2017, members of the Supervisory Board and their related third parties held 172,734 Ordinary Shares . If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

As of 31 December 2017, members of the Executive Board and their related third parties held 202,357 ordinary shares of which 84,230 are restricted by a retention period.

On 31 December 2017 ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act. ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

As of 31 December 2017 ING Groep N.V. was not aware of any arrangements the operation of which may result in a change of control of ING Groep N.V.

B. Related Party Transactions

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

As of 31 December 2017, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.7 million at an average interest rate of 1.8%. The largest aggregate amount of loans and advances outstanding to the members of the Executive Board during 2017 was EUR 3.0 million.

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

In addition, ING Group has entered into various transactions with related parties. For more information, reference is made to Note 49 “Related parties” of Note 2.1 to the consolidated financial statements.

C. Interests of experts and counsel

This item does not apply to annual reports on Form 20-F.

Item 8.	Financial information

A.	Consolidated statements and other financial information

Consolidated statements

For information regarding consolidated statements and other financial information, see Item 18 of this Form 20-F.

Legal Proceedings

For a description of ING’s legal proceedings, see Note 45 ‘Legal proceedings’ of Note 2.1 to the consolidated financial statements.

Policy on dividend distribution

ING is committed to maintaining a healthy Group CET1 ratio above the prevailing fully-loaded requirements, plus a comfortable management buffer (to include pillar 2 guidance) and to returning capital to its shareholders. ING aims to pay a progressive dividend. The Board proposes to pay a total dividend of EUR 2,603 million, or EUR 0.67 per ordinary share for the financial year 2017, subject to the approval of shareholders at the Annual General Meeting in April 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2017, the final dividend will amount to EUR 0.43 per ordinary share and be paid in cash. These payments per share represent gross amounts which are subject to Dutch dividend withholding tax.

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

Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information - Taxation - Netherlands Taxation”.

B.	Significant changes

For information on the estimate impact of IFRS 9 accounting standard effective as from 1 January 2018, reference is made to Note 2.1.1 b) ‘Upcoming changes in IFRS after 2017. For information on subsequent events reference is made to note 51 ‘Subsequent events’ of the consolidated financial statements.

Since 31 December 2017, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Item 9.	The offer and listing

A.	Offer and listing details

Ordinary Shares (nominal value EUR 0.01 per share) are traded on Euronext Amsterdam, the principal trading market for shares. The shares are also listed on the stock exchange of Euronext Brussels. ING Bank is one of the principal market makers for the shares on Euronext Amsterdam.

Since 13 June 1997, ADSs, have traded on the New York Stock Exchange under the symbol “ING”. Prior to 26 July 2016 each ADS represented one bearer depositary receipt issued by the Trust. Since the conversion, ADS represent an equal number of ordinary shares and are the principal form in which ordinary shares are traded in the United States. Prior to 13

June 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated 8 February 2013, among the Company, Stichting ING Aandelen, as trustee, such Depositary and the holders of ADSs from time to time. The Amended and Restated Deposit Agreement was further modified in July 2016 to delete all references to Stichting ING Aandelen and the bearer depositary receipts, following the abolishment of the bearer depository receipt structure. Under the Amended and Restated Deposit

Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of 31 December 2017, there were 183,762,455 ADSs outstanding, representing an equal number of ordinary shares. The ADSs were held by 568 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of 31 December 2017, an estimated 33% of outstanding Ordinary Shares are held in the United States, 23% in the United Kingdom, 13% in France, 10% in Germany, 4% in the Netherlands, 1 % in Switzerland, 13% in the rest of Europe and 3% in the rest of the world. These figures are based on year-end 2016 estimates of institutional share ownership provided by IPREO.

The following are the high and low sales prices of the bearer depositary receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2013 – 28 February 2018:

	Euronext Amsterdam Stock Exchange		Trading volume in millions of bearer receipts	New York Stock Exchange		Trading volume in millions of ADS
Calendar period	(EUR) High	(EUR) Low		(U.S.$) High	(U.S. $) Low
2013	10.10	5.54	5,093.2	14.01	7.07	642.0
2014	11.95	9.50	4,733.0	14.92	12.82	488.4
2015	15.90	10.35	4,926.8	17.29	12.24	718.7

2016
First quarter	12.45	9.18	1,407.3	13.31	10.49	210.6
Second quarter	11.54	8.30	1,245.5	13.06	9.26	228.1
Third quarter	11.59	8.40	1,108.6	12.87	9.30	175.5
Fourth quarter	13.79	10.78	1,109.9	14.68	12.08	193.0
2017

First quarter	14.75	12.81	999.2	15.80	13.63	187.44
Second quarter	15.88	13.66	1,031.9	17.62	14.55	314.07
Third quarter	16.00	14.52	906.9	18.94	17.32	192.09
Fourth quarter	16.13	14.98	835.5	19.01	17.70	153.36

2017 and 2018
September 2017	15.67	14.52	299.1	18.45	17.32	54.57
October 2017	16.13	15.45	257.0	19.01	18.28	44.68
November 2017	16.08	15.02	318.5	18.64	17.72	48.63
December 2017	15.84	14.98	260.1	18.65	17.70	60.05
January 2018	16.69	15.22	314.4	20.58	18.40	64.99
February 2018	16.00	14.35	336.3	19.74	17.57	81.24

B.	Plan of distribution

This item does not apply to annual reports on Form 20-F.

C.	Markets

For information regarding markets, see Item 9.A of this Form 20-F.

D.	Selling shareholders

This item does not apply to annual reports on Form 20-F.

E.	Dilution

This item does not apply to annual reports on Form 20-F.

F.	Expenses of the issue

This item does not apply to annual reports on Form 20-F.

Item 10.	Additional information

A.	Share capital

This item does not apply to annual reports on Form 20-F.

B.	Memorandum and articles of association

General

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

The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age for members of the Executive Board under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 67.

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

Restrictions on share ownership

As of 31 December 2017 there were no limitations under Dutch law or the Articles of Association on the right to own Ordinary Shares, including the right of non-Dutch nationals or residents rights to hold or exercise voting rights.

General Meeting

Frequency, notice and agenda of General Meetings

ING’s General Meeting is normally held each year in April or May to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on:

•	The distribution of dividends or other distributions;
•	The appointment and/or reappointment of members of the Executive Board and the Supervisory Board;
•	Any other items requiring shareholder approval
•	pursuant to Dutch law; and
•	Any other matters proposed by the Supervisory Board, the Executive Board or shareholders in accordance with the Articles of Association.

General Meetings are convened by public notice via the ING Group website (www.ing.com) at least 42 days before the day of the General Meeting.

As provided in the Dutch Civil Code, implementing the BRRD, ING Group’s Articles of Association permit this convocation period to shorten to 10 days if (i) ING Group meets the criteria for early intervention measures, (ii) resolution can be avoided by means of a capital increase, and (iii) a general meeting would be required to enable ING Group to issue the required number of shares.

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

Proposals by shareholders

Proposals to include items on the agenda for a General Meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders representing together at least one per cent of the issued share capital.

Dialogue with shareholders

Shareholders are given the opportunity to contact ING about the Annual General Meeting, via the Annual General Meeting dedicated web page on the website of ING Group (www.ing.com).

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals at that general meeting is the 28th day before the day of the general meeting. Only those who hold shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding any subsequent sale or purchase of shares. The record date is published in the notice for the general meeting. If the shortened convocation of 10 days is applicable (see above, paragraph: ‘Frequency, notice and agenda of General Meetings’), the record date is two days after the convocation date.

In accordance with US requirements, the depositary sets a record date for the ADRs, which date determines which ADR are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders.

Attending General Meetings

Holders of ordinary shares may attend a General Meeting in person, or may grant a proxy in writing to a third party to attend the meeting and to vote on their behalf. Prior to a General Meeting, ING will make proxy forms available on its website. For logistical reasons, attending the General Meeting, either in person or by proxy, is subject to the requirement that ING Group is notified in advance. Instructions to that effect are included in the notice for the General Meeting.

General Meetings are webcast via ING Group’s website www.ing.com, so that shareholders who do not attend the General Meeting in person may nevertheless follow the meeting online.

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

Main powers of the General Meeting The main powers of the General Meeting are to decide on:

•	The appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association.

•	The adoption of the annual accounts.

•	The declaration of dividends, subject to the power of the Executive Board to allocate part or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board and approved by the Supervisory Board.

•	The appointment of the external auditor.

•	An amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board with approval by the Supervisory Board.

•	The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board which has been approved by the Supervisory Board.

•	The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

In addition, the approval of the General Meeting is required for Executive Board decisions that would be expected to have a material effect on the identity or nature of ING Group or its enterprise.

Reporting

Resolutions adopted at a General Meeting are generally published on the website of ING Group (www.ing.com), within one week following the meeting. In accordance with the Corporate Governance Code, the draft minutes of the General Meeting are made available to shareholders on the website of ING Group (www.ing.com) no later than three months after the meeting. Shareholders may react to the draft minutes in the following three months, after which the final minutes are adopted by the chairman of the meeting in question and by a shareholder appointed by that meeting. The final minutes are made available on the website of ING Group (www.ing.com). By exception to the provisions of the Corporate Governance Code, shareholders will not have the opportunity to react to the minutes of a General Meeting if a notarial report of the meeting is made, as this would be in conflict with laws applicable to such notarial report.

Capital and shares

Capital structure

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to the ING Continuity Foundation (‘Stichting Continuïteit ING’). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one- third of the total issued share capital of ING Group. The purpose of this call option is to protect the independence, the continuity and the identity of ING Group against influences that are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers). However, the ordinary shares are not used for protective purposes.

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

ING Group’s authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. For reasons of flexibility and to meet the requirement as set forth in the Bank Resolution and Recovery Directive (‘BRRD’) that the amount of authorised share capital should at all times be sufficient to permit the issuance of as many ordinary shares as required for a potential future bail-in, ING Group seeks to continue the authorised capital in the Articles of Association at the highest level permitted by law, which is five times the actually issued share capital.

Issuance of shares

Share issuances are decided by the General Meeting, which may also delegate its authority. Each year, a proposal is made to the General Meeting to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe to new ordinary shares, both with and without pre-emptive rights for existing shareholders.

The set-up and content of the currently applicable share issue authorisation have been discussed with many investors, proxy advisors and other stakeholders and ING has taken into account their feedback. It enables the Executive Board to issue ordinary shares (including the granting of rights to subscribe for ordinary shares, such as warrants or in connection with convertible debt instruments) for a period of 18 months, ending on 8 November 2018:

1	Up to 40 percent of the issued share capital in connection with a rights issue, being a share offering to all shareholders in proportion to their existing holdings of ordinary shares as nearly as may be practical. However, the Executive Board and Supervisory Board may exclude certain shareholders from such a share offering for practical or legal reasons such as record dates, fractional entitlements, treasury shares, applicable legal restrictions on share offerings or in the context of a syndicated rights issue; plus

2	Up to 10 percent of the issued share capital, with or without pre-emptive rights of existing shareholders. Specific approval by the General Meeting is required for any share issuance exceeding these limits.

The purpose of this share issue authorisation is to delegate the power to issue new ordinary shares to the Executive Board. Accordingly, the Executive Board is authorised to issue new ordinary shares without first having to obtain the consent of the General Meeting – which in the Netherlands is subject to a statutory convocation period of at least 42 days. This authorisation gives the ING Group flexibility in managing its capital resources, including regulatory capital, while taking into account shareholders’ interests to prevent dilution of their shares. It particularly enables ING Group to respond promptly to developments in the financial markets, should circumstances so require. The Executive Board and the Supervisory Board consider it in the best interests of ING Group to have the flexibility this authorisation provides.

This authorisation may be used for any purpose, including but not limited to strengthening capital, financing, mergers or acquisitions. However, the authorisation to issue ordinary shares by way of rights issue cannot be used or mergers or acquisitions on a stock-for-stock basis as this is incompatible with the concept of pre-emptive rights for existing shareholders. In line with market practice, ING Group currently intends to include the following categories of shareholders in such a rights issue:

1	Qualified investors as well as retail investors in the Netherlands and the US (SEC registered offering);

2	Qualified investors in EU member states;

3	Retail investors in EU member states where ING has a significant retail investor base, provided that it is feasible to meet local requirements (in ING’s 2009 rights offering, shares were offered to existing shareholders in Belgium, France, Germany, Luxembourg, Spain and the UK, where ING believed the vast majority of retail investors were located at that time);

4	Qualified or institutional investors in Canada and Australia.

Retail investors in Canada and Australia and investors in Japan will not be included in such a share offering.

Shareholders who are not allowed to, do not elect to, or are unable to subscribe to a rights offering, are entitled to sell their rights in the market or receive any net financial benefit upon completion of a rump offering after the exercise period has ended.

The share issue authorisation that will be proposed to the 2018 Annual General Meeting will be along the same lines as the currently applicable authorisation described above.

Transfer of shares and transfer restrictions

Shares not included in the Securities Giro Transfer system (‘Wet Giraal Effectenverkeer’ system) are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of ordinary shares whereas the transfer of cumulative preference shares is subject to prior approval of the Executive Board. ING Group is not aware of the existence of any agreement pursuant to which the transfer of ordinary shares or depositary receipts for such shares is restricted.

Shares that are included in the Securities Giro Transfer system are transferred pursuant to the Securities Giro Transfer Act (‘Wet Giraal Effectenverkeer’). A shareholder who wishes to transfer such shares, must instruct the securities intermediary where his shares are administered accordingly.

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

Pursuant to this authorisation, no more than 10 percent of ING Group’s share capital may be held as treasury shares. When repurchasing shares, the Executive Board must observe the price ranges prescribed in the authorisation. For the ordinary shares , the authorisation currently in force stipulates a minimum price of one eurocent and a maximum price equal to the highest stock price on the Amsterdam stock exchange on the date on which the purchase agreement is concluded or on the preceding day of stock market trading.

Special rights of control

No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (‘Wet op het financieel toezicht’), any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, American depositary shares (‘ADR’) or any other financial instrument, whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (‘Autoriteit Financiële Markten’) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital of ING Group. The notification will be recorded in a public register that is held by the Dutch Authority for the Financial Markets.

Details of investors, if any, who have reported their interest in ING Group pursuant to the Dutch Financial Supervision Act (or the predecessor of this legislation).

ING Group is not aware of any investors (or potential shareholders) with an interest of three percent or more in ING Group other than those disclosed in ‘Item 7.A Major Shareholders’ as per year-end 2017.

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

Change of control provisions

Legal provisions

Pursuant to the terms of the Dutch Financial Supervision Act, a declaration of no objection from the ECB must be obtained by anyone wishing to acquire or hold a participating interest of at least 10 percent in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

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

Severance payments to members of the Executive Board

The contracts entered into with the members of the Executive Board provide for severance payments, that become due upon termination of the applicable Executive Board member’s contract, including if termination occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. For purposes of calculating the amounts due, it is not relevant whether or not termination of the employment or commission contract is related to a public bid. Severance payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary, in line with the Dutch Financial Supervision Act and the Corporate Governance Code.

Amendment of the Articles of Association

The General Meeting may resolve to amend the Articles of Association of ING Group, provided that the resolution is adopted based on a proposal of the Executive Board, which has been approved by the Supervisory Board. An amendment of the Articles of Association is required to be passed by notarial deed.

C.	Material contracts

There have been no material contracts outside the ordinary course of business to which ING Groep N.V. or any of its subsidiaries is a party in the last two years.

D.	Exchange controls

Cash distributions, if any, payable in Euros on Ordinary Shares and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank and, further, no payments, including dividend payments, may be made to jurisdictions or persons subject to certain sanctions, adopted by the government of the Netherlands or the European Union.

E.	Taxation

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

This summary is based on the United States Internal Revenue Code of 1986 and the laws of the Netherlands, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of Ordinary Shares or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the combined voting power of the voting stock or of the total value of ING Groep N.V., investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, investors that acquired or dispose of Ordinary Shares or ADSs as part of a wash sale, or investors that own Ordinary Shares or ADSs through a partnership), some of which may be subject to special rules.

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

Netherlands Taxation

Withholding tax on dividends

The Netherlands imposes a withholding tax on a distribution of a dividend at the statutory rate of 15%. Dividends include:

i.	dividends paid in cash and in kind;

ii.	deemed and constructive dividends;

iii.	the consideration for the repurchase or redemption of shares in excess of the qualifying average paid-in capital unless such repurchase is made for temporary investment purposes or is exempt by law;

iv.	any (partial) repayment of paid-in capital not qualifying as capital for Dutch dividend withholding tax purposes;

v.	liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes; and

vi.	stock dividends up to their nominal value (unless distributed out of ING Groep N.V.’s qualifying paid-in capital).

Reduction of Dutch dividend withholding tax based on Dutch law

Under certain circumstances, a reduction of Dutch dividend withholding tax can be obtained based on Dutch law:

i.	An exemption at source is available if the Dutch participation exemption applies and the Ordinary Shares or ADSs are attributable to a business carried out in the Netherlands. To qualify for the Dutch participation exemption, the U.S. Shareholder must generally hold at least 5.0 percent of our nominal paid-in capital and meet certain other requirements.

ii.	As per January 1, 2018 a new dividend withholding tax exemption provision was introduced in Dutch law. Based on this new provision, an exemption at source is available for dividend distributions to certain qualifying corporate U.S. Shareholders owning our Ordinary Shares or ADSs if such shareholder would have been able to apply the Dutch participation exemption if it would have been resident of the Netherlands, unless such shareholder holds the Ordinary Shares or ADSs with the primary aim or one of the primary aims to evade the levy of Dutch dividend withholding tax at the level of another person and the Ordinary Shares or ADSs are not held for valid commercial reasons that reflect economic reality.

iii.	Certain tax exempt organizations (e.g. pension funds and excluding collective investment vehicles) may be eligible for a refund of Dutch dividend withholding tax upon their request. Based on domestic law not yet entered into force, in those circumstances, an exemption at source may also become available upon request.

iv.

Upon request and under certain conditions, certain qualifying individual and corporate U.S Shareholders of Ordinary Shares or ADSs which are not subject to personal or corporate income tax in the Netherlands may request a refund of Dutch dividend withholding tax insofar the withholding tax withheld on the gross dividend is higher than the personal or corporate income tax which would have been due on the net dividend if they were resident or established in the Netherlands. This refund is however not applicable when, based on the Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the U.S. Shareholder. However, it is unclear whether (i) which (financing) costs can be taken into account when determining the hypothetical personal or corporate income tax due on the net income (ii) or how the Netherlands would determine whether, based on the double taxation convention, a full credit is available in the country of residence of the holder for purposes of this refund. See “United States Taxation—Taxes on dividends” for more information. The new provision in essence is intended to be a codification of certain judgments by both the European Free Trade Association Court of Justice and the European Court of Justice that already indicated that in certain circumstances a refund should be available prior to the introduction of the provision in Dutch law. It is possible that this provision is an insufficient codification of these judgments and that based on EU law a larger refund should be provided.

Reduction of Dutch dividend withholding tax based on the Treaty

Pursuant to the provisions of the Treaty, certain corporate U.S. Shareholders owning directly at least 10% of our voting power are eligible for a reduction to 5% Dutch dividend withholding tax provided that the U.S. Shareholder is the beneficial owner of the dividends received and does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder owning directly at least 80.0 percent of our voting power and meeting all other requirements.

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

Anti-dividend stripping rules

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

Credit for ING Groep N.V.

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

Taxes on income and capital gains

Income and capital gains

Income and capital gains derived from the Ordinary Shares or ADSs by an individual or corporate U.S. Shareholder are generally not subject to Netherlands income tax or corporation tax, unless:

v.	such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the U.S. Shareholder; or

vi.	the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-Dutch resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Ordinary Shares or ADSs are attributable; or

vii.	such income and capital gains are derived from a direct, indirect or deemed substantial interest in the share capital of ING Groep N.V. (such substantial interest not being a business asset), and in the case of a non- Dutch resident corporate shareholder only, that substantial interest is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid economic reasons that reflect economic reality;

viii.	in case of a non-Dutch resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the Ordinary Shares or ADS are attributable, while the profits of such shareholder are taxable in the Netherlands pursuant to Article 17(3)(c) of the Dutch Corporate Tax Act 1969; or

ix.	in case of a non-Dutch resident individual, such individual derives income or capital gains from the Ordinary Shares or ADSs that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (‘resultaat uit overige werkzaamheden’, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the Ordinary Shares or ADSs that exceed regular portfolio management.

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

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the circumstances of the U.S. Shareholder, generally be “passive” income for purposes of computing the foreign tax credit allowable to the shareholder. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Shareholder that are considered qualified dividend income will be taxable to the shareholder at preferential rates applicable to long-term capital gains provided that the shareholder holds the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by ING Groep N.V. with respect to the Ordinary Shares generally will be qualified dividend income.

Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a refund of the tax withheld is available to you under Dutch law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against your United States federal income tax liability. It is unclear whether or how the Netherlands would apply this rule in determining whether, based on the Treaty, a credit is available in the United States for purposes of the new dividend withholding tax refund provision described in Section IV under “Netherlands Taxation—Withholding tax on dividends—Reduction of Dutch dividend withholding tax based on Dutch law”.

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

A U.S. Shareholder who owns Ordinary Shares during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

F.	Dividends and paying agents

This item does not apply to annual reports on Form 20-F.

G.	Statement by experts

This item does not apply to annual reports on Form 20-F.

H.	Documents on display

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

I.	Subsidiary information

This item does not apply to annual reports on Form 20-F.

Item 11.	Quantitative and Qualitative Disclosure of Market Risk

See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and Note 2.2.1 “Risk Management” to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non-market-related risks.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt securities

This item does not apply to annual reports on Form 20-F.

B.	Warrants and rights

This item does not apply to annual reports on Form 20-F.

C.	Other securities

This item does not apply to annual reports on Form 20-F.

D.	American depositary shares

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended 31 December 2017, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $3,637,417.75.

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended 31 December 2017:

Amount reimbursed

Amounts in euros	2017
Category of expense reimbursed to ING
Investor relations, including upfront contribution	$3,637,417.75

Total	$3,637,417.75

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

Internal control over financial reporting

Due to the listing of ING shares on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act (SOX 404). These regulations require that the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of ING Group report and certify on an annual basis on the effectiveness of ING Group’s internal controls over financial reporting. Furthermore, the external auditors are required to provide an opinion on the effectiveness of ING Group’s internal controls over financial reporting.

SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement that the Company’s internal control over financial reporting was effective as of 31 December 2017. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.

Disclosure Controls and Procedures as of December 31, 2017

The Company’s management under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017, the end of the period covered by the 2017 Form 20-F.

Disclosure Controls and Procedures as of December 31, 2016

The Company’s management under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2016, the end of the period covered by the 2016 Form 20-F.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the agree of compliance with the policies or procedures may deteriorate.

The Executive Board assessed the effectiveness of internal control over financial reporting as of 31 December 2017. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Reporting – Integrated Framework (2013 Framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over disclosure and financial reporting was effective as of 31 December 2017.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears on the below page.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board

ING Groep N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited ING Groep N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2017 and

2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of the Executive Board on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 5, 2018

Item 16A.	Audit Committee Financial Expert

Following the unforeseen departure in September 2015 of Carin Gorter, the Supervisory Board has determined that no member of the Audit Committee is an “audit committee financial expert” as defined by the SEC. The Supervisory Board subsequently sought to identify further members of the Audit Committee who would also qualify as an “audit committee financial expert” as defined by the SEC. This resulted in the proposed appointment of Margarete Haase; the Supervisory Board has determined that she is an “audit committee financial expert” as defined by the SEC. Margarete Haase was appointed as a member of the Supervisory Board at the General Meeting in May 2017. In light of the planned reduction of the number of her directorships at other companies, the appointment of Margarete Haase will become effective as per 1 May 2018 (as decided by the Supervisory Board in January 2018). Following the effectiveness of her appointment, Margarete Haase will also be a member of the Audit Committee. As per 1 October 2017 she already has been present as an observer at the meetings of the Audit Committee and the Supervisory Board.

Item 16B.	Code of Ethics

How we work

Creating a differentiating employee experience starts with ING’s distinctive culture: entrepreneurial, open, collaborative, innovative and energetic. Who we are and how we work are set out in the Orange Code, our internal Code of Ethics. Putting ‘integrity above all’, it comprises:

•	Our values. The non-negotiable promises we make to the world no matter what.
•	We are honest.
•	We are responsible.
•	We are prudent.

•	Our behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:
•	You take it on and make it happen.
•	You help others to be successful.
•	You are a step ahead.

The Orange Code is supported by a compliments tool, kudos, that allows employees to give each other compliments based on Orange Code behaviours. Since its launch in July 2016, over 200,000 compliments have been given by 30,000+ users of the tool. Kudos was also named Innovation of the Year at the Digital Communication Awards 2017.

Employees are introduced to the Orange Code early with new joiners invited to complete a global online e-learning introduction module that explains more about ING’s culture, how we work and what we expect from employees. This is further emphasised and reinforced by the compulsory e-learning for all employees as part of the global Promoting Integrity Programme.

Our Orange Code behaviours are included within the performance management process and discussed throughout the year. They are also linked to our Employee Value Proposition, which forms the basis of all people-related programmes. Through these activities, our aim is to develop a culture that is focused on long- term value creation.

The Orange Code applies to all employees worldwide, including the principal executive, financial and accounting officers. The full text of the Orange Code is available to view on the ING website at www.ing.com/About-us/ING-Values-1. In 2017, there were no amendments to the Orange Code. ING did not grant any waivers (including implicit waivers) under the Orange Code to the principal executive, financial or accounting officers in 2017.

Regarding the management of actual or apparent conflicts of interest, ING maintains a Policy on Information Barriers and Conflicts of Interest which applies to all employees worldwide, including the principal executive, financial and accounting officers. A description of the Policy on Information Barriers and Conflicts of Interest is available to view on the ING website at https://www.ing.com/About-us/Compliance/Information-Barriers-Conflicts-of-Interest.htm. The relevant principle as defined in the Conflict of Interest Policy is:

‘Employees must not put themselves in a position in which their personal interests, financial or otherwise, might influence or give the foreseeable appearance of influencing any action they take, judgment they make, or advice they give on behalf of ING’.

In 2017, there were no amendments to the Policy on Information Barriers and Conflicts of Interest. ING did not grant any waivers (including implicit waivers) under the Policy on Information Barriers and Conflicts of Interest to the principal executive, financial or accounting officers in 2017.

Regarding reporting of breaches of the Orange Code, ING maintains a Whistleblower Policy which requires prompt internal reporting of violations of the Orange Code and which applies to all employees worldwide, including including the principal executive, financial and accounting officers. The full text of the Whistleblower Policy is available to view on the ING website at www.ing.com/About-us/Compliance/ING-Group-Whistleblower-Policy.

In 2017, there were no amendments to the Whistleblower Policy. ING did not grant any waivers (including implicit waivers) under the Whistleblower Policy to the principal executive, financial or accounting officers in 2017.

Banker’s Oath

All employees working for ING in the Netherlands (including ING’s principal executive, financial or accounting officers) take the Banker’s Oath. The oath contains a set of principles affirming the banking industry’s commitment to maintain high standards of ethical behavior. Accountability and a disciplinary sanction mechanism are linked to breaches of these principles.

Ethics expertise centers were established to support employees in dealing with dilemmas. These centers provide training and a methodology (a so-called “four-step approach”) which is used in dilemma discussions and to support balanced decision making in dilemmas experienced by staff.

In 2017, there were no amendments to the Banker’s Oath. ING did not grant any waivers (including implicit waivers) under the Banker’s Oath to the principal executive, financial or accounting officers in 2017. The text of the banker’s oath can be found here: https://www.ing.com/About-us/Corporate-Governance/The-Dutch-Banking-Code.htm

Item 16C.	Principal Accountant Fees and Services

At the Annual General Meeting held on 11 May 2015, KPMG was appointed as the external audit firm for ING Group for the financial years 2016 through 2019. This appointment includes the responsibility to audit the financial statements of ING Group for the financial year 2017, to audit the effectiveness of internal control over financial reporting on 31 December 2017, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Additionally KPMG performs a review of the sustainability information in the annual report to obtain limited assurance and for a number of non-financial KPI’s reasonable assurance, about whether this information is free from material misstatement. The sustainablility information is of strategic importance to ING.

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to address this meeting. The external auditor attended the meetings of the Risk Committee and of the Audit Committee and attended and addressed the 2017 Annual General Meeting, at which the external auditor was questioned on the audit opinion.

The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit Committee.

ING Group provides the Audit Committee with a full overview of all services provided by the external auditor, including related fees, supported by detailed information. This overview is periodically evaluated by the Audit Committee throughout the year.

More information on ING Group’s policy on external auditor independence is available on the website of ING Group www.ing.com/17ar15.

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of ING Group and statutory financial statements of ING’s subsidiaries or services provided in connection with the audit of Form 20-F and other filings for regulatory and supervisory purposes as well as the review on interim financial statements.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. These services consisted primarily of audits of service organisations, work performed relating to comfort letters issued in connection with prospectuses and reviews of SEC product filings.

Tax fees

Over 2017 no tax fees were paid. Under the current ING Policy on External Auditor Independence most tax services are prohibited and some tax services are only allowed after specific approval under an ‘exception procedure’.

More information on ING’s policy regarding external auditor’s independence is available on the website of ING Group (www. ing.com).

Reference is made to Note 26 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2017, 2016 and 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2017 and 2016.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

This chapter, including the parts of this Annual Report incorporated by reference, with the separate publication ‘ING’s application of the Dutch Corporate Governance Code’ dated 8 March 2018, (see www.ing.com), together comprise the ‘corporate governance statement’ as specified in section 2a of the decree with respect to the contents of the Annual Report (‘Besluit inhoud bestuursverslag’)2.

Recent developments

Legislative and regulatory developments

On 8 December 2016, the Monitoring Committee of the Dutch Corporate Governance Code published the final version of the revised Corporate Governance Code. The Corporate Governance Code became effective on 1 January

[2]	Dutch Bulletin of Acts (Staatsblad) 2004, 747, most recently amended with effect from 1 January 2018: Dutch Bulletin of Acts 2017, 332.

2017 (‘Corporate Governance Code’). According to the decree with respect to the contents of the Annual Report, Dutch listed companies are required to report, on the basis of ‘apply or explain’ on their application of the principles and best- practice provisions of the code for the first time in their annual report for the financial year 2017.

Corporate Governance Codes

Compliance with the Corporate Governance Code

The Corporate Governance Code is the benchmark for ING’s corporate governance structure and practices.

The Corporate Governance Code can be downloaded from the website of the Dutch Corporate Governance Code Monitoring Committee www.commissiecorporategovernance.nl.

ING’s application of the Corporate Governance Code is described in the 2018 publication ‘ING’s application of the Dutch Corporate Governance Code’, which is available on the website of ING Group www.ing.com. This is to be read in conjunction with this section and is deemed to be incorporated into this section.

Dutch Banking Code

The Dutch Banking Code (‘Banking Code’), a revised version of which was adopted by the Dutch Banking Association in 2014, is applicable only to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application by ING Bank is described in the ‘Application of the Dutch Banking Code by ING Bank N.V.’, available on ING Group’s website (www.ing.com). ING Group voluntarily applies the principles of the Banking Code regarding remuneration of the members of its Executive Board. ING Group’s remuneration policy for the Executive Board and senior management is compliant with these principles.

Differences between Dutch and US corporate governance practices

In accordance with the requirements of the US Securities and Exchange Commission, ING Group, as a foreign private issuer whose securities are listed on the New York Stock Exchange (‘NYSE’), must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under NYSE listing standards. ING Group believes the following to be the significant differences between its corporate governance practices and the NYSE corporate governance rules applicable to US companies:

•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (‘naamloze vennootschap’) with a two-tier board structure has an executive board as its management body and a supervisory board that advises and supervises the executive board. Supervisory board members are often former state or business leaders and sometimes former members of the executive board. A member of the executive board or other officer or employee of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board. Under the Corporate Governance Code, all members of the supervisory board, with the exception of not more than one person, should be independent. The definition of independence under the Corporate Governance Code however differs in its details from the definitions of independence under the NYSE listing standards. In some cases, Dutch requirements are stricter; in other cases the NYSE listing standards are stricter. The Risk Committee, Audit Committee, Nomination and Corporate Governance Committee, and Remuneration Committee of ING Group are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains an ‘apply-or-explain’ principle, offering the possibility of deviating from the Code.

•	Consistent with Dutch law, supervisory board committees generally act only in an advisory capacity to the supervisory board and, for instance, ING’s Remuneration Committee may not directly set the compensation of the CEO.

•	Dutch law requires that ING Group’s external auditors be appointed by the General Meeting and not by the Audit Committee.

•	The articles of association of ING Group (‘Articles of Association’) provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies that are subject to NYSE’s listing rules. These require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch company law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III.

Item 17.	Consolidated Financial Statements

Not applicable.

Item 18.	Consolidated Financial Statements

Reference is made to the Consolidated financial statements of ING Group on pages F-1 to F-197.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated 26 July 2016 (incorporated by reference to ING Groep N.V.’s Report on Form 6-K furnished on 6 January 2017)

Exhibit 2.1	Subordinated Indenture, dated 18 July 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2002, File No. 1-14642 filed on 27 March 2003)

Exhibit 2.2	Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2003, File No. 1-14642 filed on 30 March 2004)

Exhibit 2.3	Fourth Supplemental Indenture, dated 26 September 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 23 September 2005)

Exhibit 2.4	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

Exhibit 2.5	First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.000% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.6	Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 16, 2015, in respect of 6.500% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.7	Senior Debt Securities Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as Trustee, dated March 29, 2017 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 29 March 2017)

Exhibit 2.8	First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated March 29, 2017, in respect of 3.150% Fixed Rate Senior Notes due 2022, 3.950% Fixed Rate Senior Notes due 2027 and Floating Rate Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 29 March 2017)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

Exhibit 15.2	Consent of KPMG Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ING Groep N.V. (Registrant)

	By:	/s/ J.V. Timmermans
J. V. Timmermans
Chief Financial Officer

Date: March 5, 2018

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2017, 2016 and 2015 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Year ended 31 December	2017	2016	2015
Return on equity of the banking operations	13.5%	11.4%	14.9%
Return on equity of ING Group	11.4%	10.8%	10.6%
Return on assets ING Group	0.6%	0.6%	0.6%
Equity to assets of ING Group	5.7%	5.6%	5.4%
Net interest margin	1.5%	1.5%	1.5%

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

ASSETS

Interest-earning assets

	2017			2016			2015
	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield	Average balance	Interest income	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	16,234	89	0.6	32,058	58	0.2	29,058	51	0.2
foreign	39,807	536	1.4	22,888	323	1.4	26,299	290	1.1
Loans and advances(1)
domestic	204,229	6,109	3.0	215,528	6,674	3.0	221,511	7,618	3.4
foreign	417,708	12,280	2.9	381,663	11,651	3.1	362,259	11,449	3.2
Interest-earning securities(2)
domestic	28,856	400	1.4	35,842	472	1.3	34,637	537	1.6
foreign	61,035	1,341	2.2	69,780	1,638	2.3	75,100	1,765	2.4
Other interest-earning assets
domestic	22,526	24	0.1	14,762	31	0.2	8,353	38	0.5
foreign	30,215	75	0.3	20,907	77	0.4	17,194	87	0.5

Total	820,610	20,854	2.5	793,428	20,924	2.6	774,411	21,835	2.8
Non-interest earning assets	34,286			34,612			41,334
Derivatives assets	33,572			44,818			49,363
Total assets	888,468			872,858			865,108

Percentage of assets applicable to foreign operations		67.5%			63.6%			64.5%
Interest income on derivatives		22,392			22,917			24,312
other		644			341			174

Total interest income		43,890			44,182			46,321

(1)	Securities purchased with agreements to resell are reflected in the category loans and advances
(2)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.
(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts have been adjusted in the ING 2016 Annual Accounts. In this additional information, however, the year-end 2015 cash pool balances in Loans and advances to customers and Customer deposits are still presented on a net basis in order to provide consistent information to its users.

LIABILITIES

Interest-bearing liabilities

	2017			2016			2015
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	17,219	25	0.1	13,701	21	0.2	11,391	18	0.1
foreign	15,169	234	1.5	13,066	224	1.7	12,723	252	2.0
Demand deposits(1)
domestic	59,207	164	0.3	51,119	100	0.2	45,065	88	0.2
foreign	83,878	21	0.0	72,185	26	0.0	63,876	56	0.1
Time deposits(1)
domestic	26,315	239	0.9	24,624	138	0.6	29,858	86	0.3
foreign	15,766	255	1.6	16,654	208	1.2	18,725	265	1.4
Savings deposits(1)
domestic	92,818	246	0.3	92,780	531	0.6	90,518	883	1.0
foreign	263,340	1,502	0.6	256,240	1,924	0.8	249,318	2,513	1.0
Short term debt
domestic	6,958	47	0.7	11,271	54	0.5	15,630	44	0.3
foreign	23,479	260	1.1	23,012	192	0.8	21,535	142	0.7
Long term debt
domestic	60,915	1,520	2.5	69,253	1,821	2.6	78,557	2,077	2.6
foreign	14,424	435	3.0	14,992	445	3.0	16,917	455	2.7
Subordinated liabilities
domestic	16,635	395	2.4	16,541	430	2.6	17,398	455	2.6
foreign	150	6	4.1	205	9	4.3	319	15	4.7
Other interest-bearing liabilities
domestic	16,375	106	0.7	27,140	-87	-0.3	18,673	-10	-0.1
foreign	64,595	756	1.2	43,136	407	0.9	44,107	359	0.8

Total	777,243	6,211	0.8	745,919	6,443	0.9	734,610	7,698	1.1
Non-interest bearing liabilities	35,447			38,653			41,186
Derivatives liabilities	33,297			47,358			52,009
Total Liabilities	845,987			831,930			827,805
Group Capital	42,481			40,928			37,303

Total liabilities and capital	888,468			872,858			865,108

Percentage of liabilities applicable to foreign operations		62.3%			59.8%			61.3%
Other interest expense:
interest expenses on derivatives		22,958			23,636			25,241
other		1,074			863			821
Total interest expense		30,243			30,942			33,760

Total net interest result		13,647			13.240			12,561

(1)	These captions do not include deposits from banks.
(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts have been adjusted in the ING2016 Annual Accounts. In this additional information, however, the year-end 2015 cash pool balances in Loans and advances to customers and Customer deposits are still presented on a net basis in order to provide consistent information to its users.

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

	2017 over 2016			2016 over 2015
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	-29	60	31	5	2	7
foreign	238	-25	213	-38	71	33
Loans and advances
domestic	-384	-181	-565	-216	-728	-944
foreign	1,114	-485	629	613	-411	202
Interest-earning securities
Domestic	-92	20	-72	19	-84	-65
foreign	-205	-92	-297	-125	-2	-127
Other interest-earning assets
domestic	16	-23	-7	29	-36	-7
foreign	34	-36	-2	19	-29	-10
Interest income
domestic	-489	-124	-613	-163	-846	-1,009
foreign	1,181	-638	543	469	-371	98

Total	692	-762	-70	306	-1,217	-911

Other interest income			-222			-1,229

Total interest income			-292			-2,140

The following table shows the interest spread and net interest margin for the past two years.

	2017 Average rate %	2016 Average rate %
Interest spread
Domestic	1.5	1.6
Foreign	1.9	1.8
Total	1.7	1.7

Net interest margin
Domestic	1.4	1.6
Foreign	2.0	1.9
Total	1.8	1.8

	2017 over 2016			2016 over 2015
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	6	-2	4	4	-1	3
foreign	36	-26	10	7	-35	-28
Demand deposits
domestic	16	48	64	12	0	12
foreign	4	-9	-5	7	-37	-30
Time deposits
domestic	9	92	101	-15	67	52
foreign	-11	58	47	-29	-28	-57
Savings deposits
domestic		-285	-285	22	-374	-352
foreign	53	-475	-422	70	-659	-589
Short term debt
domestic	-21	14	-7	-12	22	10
foreign	4	64	68	10	40	50
Long term debt
domestic	-219	-82	-301	-246	-10	-256
foreign	-17	7	-10	-52	42	-10
Subordinated liabilities
domestic	2	-37	-35	-21	-4	-25
foreign	-2	-1	-3	-5	-1	-6
Other interest-bearing liabilities
domestic	35	158	193	-5	-72	-77
foreign	202	147	349	-8	56	48
Interest expense
domestic	-172	-94	-266	-261	-372	-633
foreign	269	-235	34	0	-622	-622

Total	97	-329	-232	-261	-994	-1,255

Other interest expense			-467			-1,563

Total interest expense			-699			-2,818

Net interest
domestic	-317	-30	-347	98	-474	-376
Foreign	912	-403	509	469	251	720

Net interest	595	-443	162	567	-223	344

Other net interest result			245			334
Net interest result			407			678

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2017	2016	2015
	(EUR millions)
Debt securities available for sale
Dutch government	7,053	8,968	9,016
German government	10,682	12,617	13,033
Central banks	1,216	1,253	803
Belgian government	4,892	5,497	6,591
Other governments	19,804	24,010	27,204
Banks and financial institutions	15,356	20,154	20,080
Other corporate debt securities	1,493	1,577	1,512
U.S. Treasury and other U.S. Government agencies	3,034	2,713	2,868
Other debt securities	2,217	2,099	1,459

Total debt securities available for sale	65,747	78,888	82,566

Debt securities held to maturity
Dutch government	1,087	1,105	1,124
German government	238	0	529
Central Banks	310
Belgian government	628	912	945
Other governments	2,240	4,671	3,431
Banks and financial institutions	908	1,498	1,219
Other corporate debt securities	209	215	221
U.S. Treasury and other U.S. Government agencies	3,507	0	0
Other debt securities	216	350	357

Total debt securities held to maturity	9,343	8,751	7,826

Shares and convertible debentures	3,983	4,024	4,434
Land and buildings (1)	839	946	1,060

Total	79,912	92,609	95,886

(1)	Including commuted ground rents

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

Portfolio maturity description

	Year ended 31 December
	2017

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Debt securities available for sale
Dutch government	36	4,067	2,950	0	7,053
German government	2,049	4,858	3,775	0	10,682
Belgian government	789	2,189	1,914	0	4,892
Central banks	1,216	0	0	0	1,216
Other governments	1,779	9,358	8,286	381	19,804
Banks and financial institutions	1,829	10,278	3,249	0	15,356
Corporate debt securities	235	772	486	0	1,493
U.S. Treasury and other U.S. Government agencies	0	125	894	2,015	3,034
Other debt securities	0	205	1,514	496	2,217

Total debt securities available for sale	7,933	31,852	23,070	2,892	65,747
Yield(1)	1.7	2.5	1.8	3.1

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

	Year ended 31 December
	2017

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Debt securities held to maturity
Dutch government	0	488	599	0	1,087
German government	51	187	0	0	238
Belgian government	280	348	0	0	628
Central banks	310	0	0	0	310
Other governments	852	1,118	270	0	2,240
Banks and financial institutions	311	497	100	0	908
Corporate debt securities	0	209	0	0	209
U.S. Treasury and other U.S. Government agencies	0	0	3,507	0	3,507
Other debt securities	0	128	0	88	216

Total debt securities held to maturity	1,804	2,975	4,476	88	9,343
Yield(1)	3.2	2.5	2.1	0.2

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2017, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2017
	Book value	Market value
	(EUR millions)
German government	15,914	15,918
Dutch government	9,880	9,916
US Treasury and other US governments	8,037	7,999
Polish government	6,916	6,889
Belgian government	5,520	5,524
French government	4,917	4,926

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Loans and advances to customers includes lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2017	2016	2015	2014	2013
By domestic offices:
Loans guaranteed by public authorities	26,975	27,746	30,912	27,665	29,132
Loans secured by mortgages	119,514	123,378	124,771	133,352	139,475
Loans to or guaranteed by credit institutions	8,157	10,582	16,343	17,307	11,670
Other private lending	3,162	3,236	5,636	6,635	4,848
Other corporate lending	38,208	39,669	197,069	217,070	43,907

Total domestic offices	196,016	204,611	374,731	402,029	229,032

By foreign offices:
Loans guaranteed by public authorities	19,397	18,634	18,214	18,894	15,119
Loans secured by mortgages	204,451	195328	179,938	161,007	154,339
Loans to or guaranteed by credit institutions	22,641	19,427	17,688	25,508	33,378
Other private lending	20,074	18,723	17,041	16,096	15,328
Asset backed securities excluding MBS	2,209	3,380	4,937	5,318	6,336
Other corporate lending	140,455	134,092	119,161	111,347	99,865

Total foreign offices	409,227	389,585	356,979	338,170	324,365

Total gross loans and advances to banks and customers	605,243	594,196	731,710	740,199	553,397

(*)	ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. In accordance with IFRS, the comparable amounts must be adjusted. The comparable amounts have been adjusted in the table above for 2015 and 2014 (but not earlier years).

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of 31 December 2017.

	1 year or less	1 year to 5 years	After 5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	3,633	2,215	21,127	26,975
Loans secured by mortgages	8,040	17,106	94,368	119,514
Loans guaranteed by credit institutions	6,223	1,550	384	8,157
Other private lending	1,792	668	702	3,162
Other corporate lending	22,040	11,931	4,237	38,208

Total domestic offices	41,728	33,470	120,818	196,016

By foreign offices:
Loans guaranteed by public authorities	6,058	6,391	6,948	19,397
Loans secured by mortgages	18,489	53,872	132,090	204,451
Loans guaranteed by credit institutions	18,316	3,268	1,057	22,641
Other private lending	7,139	10,178	2,757	20,074
Asset backed securities excluding MBS	0	13	2,196	2,209
Other corporate lending	55,658	62,496	22,301	140,455

Total foreign offices	105,660	136,218	167,349	409,227

Total gross loans and advances to banks and customers	147,388	169,688	288,167	605,243

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2017.

	1 Year or less	Over 1 Year	Total
Non-interest earning	6,195	1,704	7,899
Fixed interest rates	67,149	80,654	147,803
Floating or adjustable interest rates(1)	74,043	375,498	449,541

Total	147,387	457,853	605,243

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “adjustable interest rates”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2017:

Total outstanding
Private Individuals	40.1%

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

The following table sets forth the gross balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended 31 December 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	(EUR millions)
	2017	2016	2015	2014	2013
Domestic	4,343	5,292	7,523	8,714	8,088
Foreign	3,861	3,338	4,055	5,528	4,767

Total loans past due 90 days and still accruing interest	8,024	8,630	11,578	14,242	12,855

As of 31 December 2017, EUR 8,024 million of the loans past due 90 days and still accruing interest have a loan loss provision. The total loans classified as non performing, including those loans classified as past due 90 days and still accruing interest, amounts EUR 12,481 million as of 31 December 2017.

For information on credit restructuring reference is made to “Note 2.2.1 “Risk Management” to the consolidated financial statements.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the gross outstanding balances of the troubled debt restructurings as of December 31 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2017	2016	2015	2014	2013
	(EUR millions)
Troubled debt restructurings:
Domestic	675	325	86	112	813
Foreign	330	277	376	304	742

Total troubled debt restructurings	1,005	602	462	416	1,555

Relationship Between Forbearance and Troubled Debt Restructurings (TDR)

Both forbearance and TDR refer to a situation in which a debtor is facing financial difficulties and the creditor grants concessions in respect of the terms of the loans, but the application of the respective guidance, specifically the entry criteria under both standards, results in differences between the total amount of reported forborne loans and the amount of forborne loans which are considered TDR.

This difference is due to ING’s determination of forbearance being based on the criteria in the European Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013 (the “EU Standard”), while ING’s determination of Troubled Debt Restructurings (TDR) is based on FASB codification (ASC) 310-40 “Troubled Debt Restructurings by Creditors” (the “TDR Standard”).

Under the EU Standard, all concessions that ING makes in respect of a loan given to a debtor in financial difficulty will result in a loan being considered forborne, including modification of payment terms (such as interest deferrals or extensions of maturity) as well as concessions that do not have any impact on cash flows, such as when ING waives covenant or other non payment-related loan terms. As a result, the “Total Forborne Loans” in the table below represents all loans where ING has made borrower concessions, regardless of the impact of such concessions on the timing or likelihood of repayment.

Under the TDR Standard, however, loans may only be classified as TDR if the creditor has granted a concession and as a result of such concession does not expect to collect all amounts due, including both interest and principal. For these purposes, the TDR Standard also provides that concessions that result in a delay in payment that is only considered “insignificant” will not result in the loan being considered TDR. This means that the loans reported by ING as TDR will not include loans for which covenant or other non-payment terms have been modified, as well as loans for which payment-related concessions would, in ING’s judgment, result in only insignificant delays in repayment. Examples of concessions which result in only insignificant delays in payment would include temporary payment holidays for retail mortgage clients, or standstill arrangements with corporate borrowers. As ING will ordinarily receive compensation in connection with such concessions (generally through additional interest income), these concessions would typically result in a delay in payment that we would consider to be insignificant taking into account the remaining duration of the loan. Debt forgiveness, either through principal or interest reductions, is generally not granted as a concession by ING, but to the extent granted would result in the loan being classified as TDR.

As a result of the application of these two standards, ING reports a significantly larger amount of loans in the forborne category than in the TDR category. The following table sets forth total forborne loans and loans that are TDR as of December 31, 2017, as well as a reconciliation indicating the categories of forborne loans under the EU Standard which do not meet the criteria of the TDR Standard.

The following table sets forth total forborne loans and loans that are TDR as of December 31, 2017, as well as a reconciliation indicating the categories of forborne loans under the EU Standard which do not meet the criteria of the TDR Standard.

(EUR millions)	2017
Total Forborne Loans (EU Standard)	11,819

Wholesale Banking: differences in entry criteria
Concessions not reducing cash flows (e.g., covenant waiver)	-2,359
Concessions that do not result in significant delay of payment	-2,817
Retail Banking: differences in entry criteria
Concessions that do not result in significant delay of payment	-5,317
Other	-321

Total Loans that are Troubled Debt Restructurings (TDR Standard)	1,005

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2017 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2017.

	Year ended 31 December 2017
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	18	15	33
Interest income recognized in the profit and loss account	10	6	16

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 5,921 million as of 31 December 2017. Of this total, EUR 2,211 million relates to domestic loans and EUR 3,710 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2017, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2017, 2016 and 2015 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended 31 December 2017
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United States	6,665	7,165	65,444	2,727	82,001	82,001
France	2,564	24,353	15,333	1,230	43,479	43,479
United Kingdom	1,263	13,493	14,373	2,574	31,702	31,702
Switzerland	04	7,594	10,800	2,700	21,098	21,098
Ireland	0	574	19,686	161	20,421	20,421
Germany	4,404	5,873	3,897	3,267	17,441	17,441
Belgium	439	2,612	12,496	812	16,359	16,359
China	85	7,849	2,248	5,490	15,671	15,671
Singapore	0	1,601	9,175	550	11,326	11,326
Luxembourg	508	2,151	6,910	1,598	11,167	11,167
Turkey	1,274	3,710	5,312	234	10,530	10,530
Hong Kong	0	4,512	4,134	575	9,221	9,221

	Year ended 31 December 2016
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United States	3,962	7,871	12,665	2,309	26,808	17,624
France	6,110	11,823	3,081	1,028	22,042	7,585
United Kingdom	812	10,498	6,892	1,497	19,700	6,263
Germany	6,249	3,096	2,151	4,297	15,793	12,540
China	1,149	6,226	1,562	4,892	13,829	464
Turkey	1,653	3,272	6,760	468	12,152	1,401
Belgium	1,252	3,379	4,467	938	10,035	11,743
Luxembourg	195	1,574	5,817	1,435	9,022	2,744
Switzerland	177	770	5,807	2,094	8,848	2,432

	Year ended 31 December 2015
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	3,524	10,220	4,434	1,153	19,331	6,768
United States	2,895	7,239	7,361	1,610	19,105	16,530
France	7,875	11,505	2,504	1,186	23,070	7,380
Germany	5,307	3,172	2,040	3,145	13,664	10,215
China	612	6,443	1,975	3,372	12,403	386
Turkey	1,873	3,564	5,329	1,202	11,968	1,627
Belgium	1,618	2,532	4,055	1,961	10,166	14,582
Switzerland	1,435	230	3,753	3,641	9,059	2,292
Canada	539	6,082	1,386	452	8,459	739

The following table Discloses cross-border outstandin’s as of the end of 31 December 2017, 2016 and 2015 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings are between 0.75 percent and 1.0 percent of total assets.

Year ended
2017
(EUR millions)
Japan	8,332
Canada	6,116
Cayman Island	6,062

Year ended
2016
(EUR millions)
Singapore	7,908
Hong Kong	6,716
Canada	6,679
Japan	6,472

Year ended
2015
(EUR millions)
Luxembourg	6,611
Cayman Island	6,437
Spain	6,291

Summary of Loan Loss Experience

For further explanation on loan loss provision reference is made to Note 6 ‘ Loans and advances to customers’ in Note 2.1 to the consolidated financial statements.

The application of the IFRS-IASB methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of the credit risk assessment which were not considered on an individual basis.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

IFRS-IASB	Calendar period
	2017	2016	2015	2014	2013
	(EUR millions)
Balance on 1 January	5,308	5,786	5,995	6,154	5,505
Change in the composition of the Group	0	0	0	-170	-20
Charge-offs:
Domestic:
Loans guaranteed by public authorities	0	-207	0	0	0
Loans secured by mortgages	-231	-323	-436	-435	-301
Loans to or guaranteed by credit institutions	-5			-12	-5
Other private lending	-48	-93	-121	-50	-34
Other corporate lending	-409	-234	-447	-483	-569
Foreign:
Loans guaranteed by public authorities	0	0	0	0	0
Loans secured by mortgages	-66	-129	-154	-90	-54
Loans to or guaranteed by credit institutions	0				-3
Other private lending	-188	-233	-303	-124	-167
Other corporate lending	-331	-275	-257	-535	-476

Total charge-offs	-1,278	-1,494	-1,718	-1,729	-1,609

Recoveries:
Domestic:
Loans guaranteed by public authorities	0	0	0	0	0
Loans secured by mortgages	24	14	23	36	34
Loans to or guaranteed by credit institutions	0	0	0	0	0
Other private lending	15	15	16	13	7
Other corporate lending	19	6	-5	9	22
Foreign:
Loans guaranteed by public authorities	0	0	0	0	0
Loans secured by mortgages	3	3	4	6	4
Loans to or guaranteed by credit institutions	0	0	0	0	0
Other private lending	7	8	37	31	31
Other corporate lending	-8	48	16	9	18

Total recoveries	60	94	91	104	116

Net charge-offs	-1,218	-1,400	-1,627	-1,625	-1,493
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	538	922	1,418	1,636	2,162

Balance on 31 December	4,628	5,308	5,786	5,995	6,154

Ratio of net charge-offs to average loans and advances to banks and customers	0.20%	0.23%	0.28%	0.29%	0.26%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2017		2016		2015		2014		2013
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	0	4	0	5	0	5	0	5	0	5
Loans secured by mortgages	347	20	550	21	819	22	1,069	24	1,265	25
Loans to or guaranteed by credit institutions	2	1	2	2	0	2	0	2	0	2
Other private lending	118	1	122	1	177	1	169	1	139	1
Other corporate lending	1,268	6	1,738	6	1,904	7	1,820	7	1,566	8

Total domestic	1,735	32	2,412	34	2,900	37	3,058	39	2,970	42
Foreign:
Loans guaranteed by public authorities	3	3	7	3	2	3	2	3	2	3
Loans secured by mortgages	526	34	638	32	717	30	793	27	631	27
Loans to or guaranteed by credit institutions	7	4	12	3	15	3	8	5	21	6
Other private lending	746	3	620	3	712	3	701	4	672	4
Mortgage backed securities	9	0	2	1	2	1	2	1	142	1
Other corporate lending	1,602	23	1,617	23	1,438	22	1,431	21	1,716	18

Total foreign	2,893	67	2,896	66	2,886	63	2,937	61	3,184	59

Total	4,628	100	5,308	100	5,786	100	5,995	100	6,154	100

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

For information on deposits reference is made to Note 11 ‘Deposits from banks’ and Note 12 ‘ Customer deposits’ of
Note 2.1 to the consolidated financial statements.

On 31 December 2017, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000 was

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	795	70.5	8,437	59.4
6 months or less but over 3 months	307	27.2	3,325	23.4
12 months or less but over 6 months	25	2.2	994	7.0
Over 12 months	0	0.0	1,455	10.2

Total	1,127		14,211

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2017.

(EUR millions)
Time certificates of deposit	8,250
Other time deposits	32,672

Total	40,922

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2017	2016	2015
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	20,506	13,920	11,361
Monthly average balance outstanding during the year	17,600	17,089	14,124
Maximum balance outstanding at any period end during the year	20,748	24,205	16,585
Weighted average interest rate during the year	1.19%	0.73%	0.30%
Weighted average interest rate on balance at the end of the year	1.02%	0.89%	0.37%

Securities sold under repurchase agreements:
Balance at the end of the year	41,672	37,613	39,920
Monthly average balance outstanding during the year	65,465	56,803	47,802
Maximum balance outstanding at any period end during the year	89,225	68,527	55,212
Weighted average interest rate during the year	0.98%	0.23%	0.25%
Weighted average interest rate on balance at the end of the year	1.54%	0.35%	0.30%

F-1	ING Group Annual Report on Form 20-F 2017

Report of independent registered

public accounting firm

To: the Shareholders and the Supervisory Board

ING Groep N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ING Groep N.V. and subsidiaries (the Company) as of 31 December 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 5 March 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2016.

Amstelveen, the Netherlands

5 March 2018

ING Group Annual Report on Form 20-F 2017	F-2

Report of independent registered

public accounting firm - continued

To: the Supervisory Board and shareholders of ING Groep N.V.

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity of ING Groep N.V. and subsidiaries for the year ended 31 December 2015. These consolidated financial statements are the responsibility of ING Groep N.V.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of the operations and cash flows of ING Groep N.V. and subsidiaries for the year ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Accountants LLP

Amsterdam, the Netherlands

29 February 2016

F-3	ING Group Annual Report on Form 20-F 2017

Consolidated statement of financial position

As at 31 December

in EUR million	2017	2016
Assets
Cash and balances with central banks 2	21,989	18,144
Loans and advances to banks 3	28,811	28,858
Financial assets at fair value through profit or loss 4
– trading assets	116,748	114,504
– non-trading derivatives	2,231	2,490
– designated as at fair value through profit or loss	4,242	5,099
Investments 5
– available-for-sale	69,730	82,912
– held-to-maturity	9,343	8,751
Loans and advances to customers 6	571,909	560,154
Investments in associates and joint ventures 7	1,088	1,141
Property and equipment 8	1,801	2,002
Intangible assets 9	1,469	1,484
Current tax assets	324	314
Deferred tax assets 36	1,106	1,641
Other assets 10	13,087	14,722

Total assets	843,878	842,216
Liabilities
Deposits from banks 11	36,821	31,964
Customer deposits 12	539,828	522,908
Financial liabilities at fair value through profit or loss 13
– trading liabilities	73,596	83,167
– non-trading derivatives	2,331	3,541
– designated as at fair value through profit or loss	11,215	12,266
Current tax liabilities	750	546
Deferred tax liabilities 36	362	624
Provisions 14	1,713	2,028
Other liabilities 15	16,064	16,852
Debt securities in issue 16	96,086	103,234
Subordinated loans 17	15,968	17,223

Total liabilities	794,734	794,353
Equity 18
Share capital and share premium	17,045	16,989
Other reserves	4,362	5,897
Retained earnings	27,022	24,371

Shareholders’ equity (parent)	48,429	47,257
Non-controlling interests	715	606

Total equity	49,144	47,863

Total liabilities and equity	843,878	842,216

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

ING Group Annual Report on Form 20-F 2017	F-4

Consolidated statement of profit or loss

for the years ended 31 December

in EUR million	2017	2017	2016	2016	2015	2015
Continuing operations
Interest income	43,890		44,182		46,321
Interest expense	–30,243		–30,941		–33,760

Net interest income 19		13,647		13,241		12,561
Commission income	3,865		3,581		3,411
Commission expense	–1,155		–1,148		–1,093

Net commission income 20		2,710		2,433		2,318
Valuation results and net trading income 21		1,512		1,545		2,445
Investment income 22		192		421		123
Share of result from associates and joint ventures 7		178		88		492
Result on disposal of group companies 23		1		1		2
Other income 24		350		173		66

Total income		18,590		17,902		18,007
Addition to loan loss provisions 6		676		974		1,347
Staff expenses 25		5,202		5,039		4,972
Other operating expenses 26		4,627		5,575		4,354

Total expenses		10,505		11,588		10,673

Result before tax from continuing operations		8,085		6,314		7,334
Taxation 36		2,539		1,705		1,924

Net result from continuing operations		5,546		4,609		5,410
Discontinued operations 27
Net result from discontinued operations						800
Net result from classification as discontinued operations						3
Net result from disposal of discontinued operations				441		–879

Total net result from discontinued operations		–		441		–76

Net result (before non-controlling interests)		5,546		5,050		5,334
Net result attributable to Non-controlling interests		82		75		408

Net result attributable to Equityholders of the parent		5,464		4,975		4,926

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

F-5	ING Group Annual Report on Form 20-F 2017

Consolidated statement of profit or loss - continued

in EUR million	2017	2016	2015
Net result attributable to Non-controlling interests
– from continuing operations	82	75	69
– from discontinued operations			339

	82	75	408
Net result attributable to Equityholders of the parent
– from continuing operations	5,464	4,534	5,341
– from discontinued operations		441	–415

	5,464	4,975	4,926

in EUR	2017	2016	2015
Earnings per ordinary share 28
Basic earnings per ordinary share	1.41	1.28	1.28
Diluted earnings per ordinary share	1.41	1.28	1.27
Earnings per ordinary share from continuing operations 28
Basic earnings per ordinary share from continuing operations	1.41	1.17	1.39
Diluted earnings per ordinary share from continuing operations	1.41	1.17	1.38
Dividend per ordinary share 29	0.67	0.66	0.65

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

ING Group Annual Report on Form 20-F 2017	F-6

Consolidated statement of comprehensive income

for the years ended 31 December

in EUR million	2017	2016	2015
Net result (before non-controlling interests)	5,546	5,050	5,334
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	26	5	35
Remeasurement of the net defined benefit asset/liability 35	–29	–65	24
Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other revaluations	–283	61	–414
Realised gains/losses transferred to the statement of profit or loss	–92	–146	–92
Changes in cash flow hedge reserve	–525	77	–724
Transfer to insurance liabilities/DAC			601
Exchange rate differences	–864	–254	1,697
Share of other comprehensive income of associates and joint ventures and other income	–5	–14	–5

Total comprehensive income	3,774	4,714	6,456
Comprehensive income attributable to:
Non-controlling interests	109		534
Equityholders of the parent	3,665	4,714	5,922

	3,774	4,714	6,456

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

Reference is made to Note 36 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

F-7	ING Group Annual Report on Form 20-F 2017

Consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share-holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2017	16,989	5,897	24,371	47,257	606	47,863
Unrealised revaluations available-for-sale investments and other revaluations		–293		–293	10	–283
Realised gains/losses transferred to the statement of profit or loss		–90		–90	–2	–92
Changes in cash flow hedge reserve		–514		–514	–11	–525
Realised and unrealised revaluations property in own use			26	26		26
Remeasurement of the net defined benefit asset/liability 35		–29		–29		–29
Exchange rate differences		–894		–894	30	–864
Share of other comprehensive income of associates and joint ventures and other income		138	–143	–5		–5

Total amount recognised directly in other comprehensive income	–	–1,682	–117	–1,799	27	–1,772
Net result from continuing and discontinued operations		153	5,311	5,464	82	5,546

Total comprehensive income	–	–1,529	5,194	3,665	109	3,774
Dividends 29			–2,564	–2,564		–2,564
Changes in treasury shares		–6		–6		–6
Employee stock option and share plans	56		21	77		77

Balance as at 31 December 2017	17,045	4,362	27,022	48,429	715	49,144

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

Changes in individual Reserve components are presented in Note 18 ‘Equity’.

ING Group Annual Report on Form 20-F 2017	F-8

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share-holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2016	16,982	5,759	22,231	44,972	638	45,610
Unrealised revaluations available-for-sale investments and other revaluations		80		80	–19	61
Realised gains/losses transferred to the statement of profit or loss		–146		–146		–146
Changes in cash flow hedge reserve		111		111	–34	77
Unrealised revaluations property in own use		5		5		5
Remeasurement of the net defined benefit asset/liability 35		–65		–65		–65
Exchange rate differences		–232		–232	–22	–254
Share of other comprehensive income of associates and joint ventures and other income		251	–265	–14		–14

Total amount recognised directly in other comprehensive income	–	4	–265	–261	–75	–336
Net result from continuing and discontinued operations		124	4,851	4,975	75	5,050

Total comprehensive income	–	128	4,586	4,714		4,714
Dividends 29			–2,521	–2,521	–32	–2,553
Changes in treasury shares		10		10		10
Employee stock option and share plans	7		75	82		82

Balance as at 31 December 2016	16,989	5,897	24,371	47,257	606	47,863

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

Changes in individual Reserve components are presented in Note 18 ‘Equity’.

F-9	ING Group Annual Report on Form 20-F 2017

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share-holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2015	16,971	11,213	19,370	47,554	8,047	55,601
Unrealised revaluations available-for-sale investments and other revaluations		–528		–528	114	–414
Realised gains/losses transferred to the statement of profit or loss		–94		–94	2	–92
Changes in cash flow hedge reserve		–715		–715	–9	–724
Unrealised revaluations property in own use		35		35		35
Remeasurement of the net defined benefit asset/liability 35		34		34	–10	24
Transfer to insurance liabilities/DAC		609		609	–8	601
Exchange rate differences and other[1]		1,662		1,662	35	1,697
Share of other comprehensive income of associates and joint ventures		–7		–7	2	–5

Total amount recognised directly in other comprehensive income	–	996		996	126	1,122
Net result from continuing and discontinued operations		131	4,795	4,926	408	5,334

Total comprehensive income	–	1,127	4,795	5,922	534	6,456
Impact of partial divestment of NN Group		–1,499	–258	–1,757	3,030	1,273
Impact of deconsolidation of NN Group		–5,345		–5,345	–10,768	–16,113
Dividends 29			–1,393	–1,393	–118	–1,511
Coupon on Undated subordinated notes issued by NN Group			–19	–19	–15	–34
Changes in treasury shares		28		28		28
Employee stock option and share plans	11		105	116	1	117
Changes in the composition of the group and other changes		235	–369	–134	–73	–207

Balance as at 31 December 2015	16,982	5,759	22,231	44,972	638	45,610

1	Exchange rate differences and other include the transfer of Revaluation reserves to Other reserves due to the partial sale of NN Group in February 2015.

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

Changes in individual reserve components are presented in Note 18 ‘Equity’.

ING Group Annual Report on Form 20-F 2017	F-10

Consolidated statement of cash flows

for the years ended 31 December

in EUR million		2017	2016	2015
Cash flows from operating activities
Result before tax[1]		8,085	6,753	7,403
Adjusted for:	– depreciation and amortisation	520	536	634
	– change in provisions for insurance and investment contracts			–1,499
	– addition to loan loss provisions	676	974	1,347
	– other	703	1,084	–1,310
Taxation paid		–1,691	–1,603	–1,450
Changes in:	– loans and advances to banks, not available on demand	–3,126	–1,162	6,766
	– trading assets	–1,612	16,956	5,458
	– non-trading derivatives	–2,239	1,812	–303
	– other financial assets at fair value through profit or loss	441	–3,401	–256
	– loans and advances to customers	–21,390	–29,656	–23,030
	– other assets	–430	–915	549
	– deposits from banks, not payable on demand	6,320	–342	5,179
	– customer deposits	18,291	23,493	17,970
	– trading liabilities	–9,575	–5,634	–8,276
	– other financial liabilities at fair value through profit or loss	–565	–432	–1,582
	– provisions and other liabilities	339	90	2,977

Net cash flow from/(used in) operating activities		–5,253	8,553	10,577
Cash flows from investing activities
Investments and advances:	– associates and joint ventures	–79	–49	–40
	– available-for-sale investments	–21,601	–27,003	–47,858
	– held-to-maturity investments	–3,609	–1,731	–3,457
	– property and equipment	–264	–351	–353
	– assets subject to operating leases	–40	–64	–37
	– investments for risk of policyholders			–2,417
	– other investments	–264	–288	–648
Disposals and redemptions:	– group companies (including cash in company disposed)[2]			–6,926
	– associates and joint ventures[3]	245	1,071	1,175
	– available-for-sale investments[4]	32,788	32,540	52,675
	– held-to-maturity investments	2,675	630	1,219
	– property and equipment	65	63	74
	– assets subject to operating leases	14	12	17
	– investments for risk of policyholders			7,566
	– loans	1,815	1,295	3,201
	– other investments	9	9	5

Net cash flow from/(used in) investing activities 30		11,754	6,134	4,196

F-11	ING Group Annual Report on Form 20-F 2017

Consolidated statement of changes in equity - continued

in EUR million	2017	2016	2015
Net cash flow from/(used in) operating activities	–5,253	8,553	10,577
Net cash flow from/(used in) investing activities 30	11,754	6,134	4,196
Cash flows from financing activities
Proceeds from debt securities 31	95,458	106,174	139,424
Repayments of debt securities 31	–96,837	–123,748	–147,337
Proceeds from issuance of subordinated loans 31	2,331	2,070	3,159
Repayments of subordinated loans[5] 31	–2,343	–1,042	–6,092
Purchase/sale of treasury shares	7	10	34
Proceeds from NN Group divestments and related transactions			1,040
Dividends paid	–2,564	–2,521	–1,393

Net cash flow from/(used in) financing activities	–3,948	–19,057	–11,165

Net cash flow	2,553	–4,370	3,608
Cash and cash equivalents at beginning of year	16,164	20,379	17,113
Effect of exchange rate changes on cash and cash equivalents	260	155	–342

Cash and cash equivalents at end of year 32	18,977	16,164	20,379

[1]	Result before tax includes results from continuing operations of EUR 8,085 million (2016: EUR 6,314 million; 2015: EUR 7,334 million) as well as results before tax from discontinued operations of nil (2016: EUR 439 million; 2015: EUR 69 million).
[2]	In 2015, Disposals and redemptions – group companies included EUR –7,975 million and EUR 997 million related to cash and cash equivalents of NN Group and proceeds from the sale of shares of NN Group resulting in loss of control at the end of May 2015 respectively.
[3]	Disposals and redemptions – associates and joint ventures includes (2016: EUR 1,016 million proceeds on the further sale of NN Group shares in January 2016 resulting in loss of significant influence over NN Group; 2015: EUR 995 million proceeds on the further sale of NN Group shares in September 2015).
[4]	In 2016, Disposals and redemptions – available-for-sale investments includes EUR 1,375 million proceeds on the divestment of the remaining shareholding in NN Group in April 2016.
[5]	In 2016, Repayment of subordinated loans includes a cash outflow of EUR 128 million related to the third and final tranche of mandatory exchangeable subordinated notes from the Anchor investors into NN Group ordinary shares in February 2016.

As at 31 December 2017, Cash and cash equivalents includes cash and balances with central banks of EUR 21,989 million (2016: EUR 18,144 million; 2015: EUR 21,458 million). The increase in cash and balances with central banks reflects ING’s liquidity management. Reference is made to Note 32 ‘Cash and cash equivalents’.

Comparison of the Consolidated statements of cash flow between 2017, 2016, 2015 is impacted by NN Group. Included in the 2015 statement of cash flow is the NN Group cash flows for five months until deconsolidation at the end of May 2015.

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.

Interest and dividend received and paid[1]
	2017	2016	2015
Interest received	45,014	44,814	47,055
Interest paid	–31,032	–31,703	–34,238

	13,982	13,111	12,817
Dividend received[2]	206	208	137
Dividend paid	–2,564	–2,521	–1,393

[1]	All interest and dividend paid and received from trading positions are included. 2016 and 2015 interest and dividend received have been restated to align to current year presentation.
[2]	Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, and from Investments in associates and joint ventures.

Interest received, interest paid and dividends received are included in operating activities in the consolidated statement of cash flow. Dividend paid is included in financing activities in the consolidated statement of cash flow.

ING Group Annual Report on Form 20-F 2017	F-12

Notes to the Consolidated financial statements

2.1. Notes to the Consolidated financial statements

2.1.1 Notes to the accounting policies

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year ended 31 December 2017, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Authorisation of the Consolidated financial statements

The ING Group Consolidated financial statements, for the year ended 31 December 2017, were authorised for issue in accordance with a resolution of the Executive Board on 5 March 2018. The Executive Board may decide to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the financial statements, but may not amend these.

Basis of preparation of the Consolidated financial statements

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

ING Group’s accounting policies under IFRS-IASB and its decision on the options available are included in the section ‘Principles of valuation and determination of results’ below. Except for the options included above, the principles in section ‘Principles of valuation and determination of results’ are IFRS-IASB and do not include other significant accounting policy choices made by ING. The accounting policies that are most significant to ING are included in section ‘Significant judgements and critical accounting estimates and assumptions’.

The ING Group Consolidated financial statements have been prepared on a going concern basis.

1 Accounting policies

ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements.

a) Changes in accounting policies in 2017

ING Group has applied a number of amendments to standards for the first time during the year ended 31 December 2017. The implementation of these changes had an insignificant impact on the consolidated financial position, net result, other comprehensive income, cash flows, and related disclosures of ING Group. The amendment to IAS 7 now requires a disclosure of changes in liabilities arising from financing activities, reference is made to Note 31 ‘Changes in liabilities arising from financing activities’. ING Group has not early adopted any other standard, interpretation or amendment which has been issued, but is not yet effective.

b) Upcoming changes in IFRS after 2017

Changes to IFRS effective in 2018 and onwards expected to have no significant impact on ING Group

The following published amendments are not mandatory for 2017 and have not been early adopted by the group. ING Group is still currently assessing the detailed impact of these amendments, however the implementation of these amendments is expected to have no significant impact on ING Group’s consolidated financial statements.

The list of upcoming changes to IFRS, which are applicable for ING Group:

Effective in 2018:

•	Amendments to IFRS 2 ‘Share-based Payment’: Classification and Measurement of Share-based payment transactions

•	Amendments to IAS 40 ‘Investment Property’: Transfers of Investment Property;

•	Annual improvements cycle 2014 – 2016: Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’; and

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’.

F-13	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Effective in 2019:

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’;

•	Amendments to IAS 28: ‘Investments in Associates and Joint Ventures’: Long-term Interests in Associates and Joint Ventures;

•	Annual improvements cycle 2015 – 2017: Amendments to IFRS 3 ‘Business Combinations’, IFRS 11 ‘Joint Arrangements’, IAS 12 ‘Income Taxes’, IAS 23 ‘Borrowing Costs’; and

•	Amendments to IAS 19: ‘Employee Benefits’: Plan Amendment, Curtailment or Settlement

IASB has also issued IFRS 17 ‘Insurance Contracts’ effective in 2021, however it is not applicable for ING Group.

Major new IFRSs

IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ was issued by the IASB in July 2014 and endorsed by the EU in November 2016. IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ and includes requirements for the classification and measurement of financial assets and liabilities, impairment of financial assets, and hedge accounting. The new requirements are effective for annual periods beginning on or after 1 January 2018 and will be applied by ING Group as of 1 January 2018. ING Group applies the classification, measurement, and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity at 1 January 2018, and has decided not to restate comparative periods and not to early apply the changed own credit risk requirements, as permitted by IFRS 9. In October 2017, the IASB issued an amendment to IFRS 9 with regard to prepayment features with negative compensation. This change allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income. The amendment will be effective for annual period beginning or after 1 January 2019. If the amendment is endorsed by the EU, ING will early adopt the amendment to IFRS 9 as of 1 January 2018 as permitted. Based on the assessments carried out, ING Group does not expect that this change will have an impact.

ING decided to continue applying IAS 39 for hedge accounting as explicitly permitted by IFRS 9. The revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018 will be implemented across ING Group.

IFRS 9 program governance and status

The IFRS 9 program was initiated in 2015 and was set-up based on the three pillars of the IFRS 9 standard: Classification and Measurement, Impairment, and Hedge Accounting. These central work streams consisted of experts from Finance, Risk, Bank Treasury, Operations and the Business. The IFRS 9 Technical Board consisted of the heads of various Finance and Risk functions supporting the IFRS 9 Steering Committee by reviewing the interpretations of IFRS 9, the central guidance, and instructions as prepared by the central work streams. The IFRS 9 Steering Committee was the key decision making body and consists of senior managers from Finance, Risk, Bank Treasury and Wholesale Banking Lending Services. The Management Board Banking and the Audit Committee were periodically updated about IFRS 9 and the key decisions.

In 2017 the program’s focus was on:

•	Performing three ‘parallel runs’ to test readiness of systems, processes and a number of controls for transition to IFRS 9 as per 1 January 2018;

•	Developing and validating of the new expected credit loss models;

•	Developing and implementing processes for staging and using forward looking economic guidance in the Expected Credit Losses models;

•	Finalising technical interpretation of the IFRS 9 standard;

•	Finalising the business model assessment and solely payments of principal and interest testing for Classification and Measurement purposes;

•	Implementing and testing system changes;

•	Updating the policies, governance and control frameworks that are impacted by IFRS 9 and starting to embed these changes into everyday business and financial reporting cycles;

•	Preparing the IFRS 9 transition disclosure plan.

During 2017, the IFRS 9 program was subject to reviews by supervisors and audits by ING’s internal audit department.

ING has almost completed the implementation of IFRS 9. The main procedures that are in the process of being finalised are the transfer of program activities, further embedding internal controls in the processes and the last model validations.

Classification and Measurement

IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. Financial assets are therefore classified in their entirety rather than being subject to complex bifurcation requirements.

Two criteria are used to determine how financial assets should be classified and measured at amortised cost (AC), fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL):

1.	The business model assessment, performed to determine how a portfolio of financial instruments as a whole is managed in order to classify the business model as Hold to Collect (HtC), Hold to Collect & Sell (HtC&S), or other; and

ING Group Annual Report on Form 20-F 2017	F-14

Notes to the Consolidated financial statements - continued

2.	The contractual cash flow characteristics test, performed to determine whether the financial instruments give rise to cash flows that are Solely Payments of Principal and Interest (SPPI). Principal is defined as the fair value of the financial asset on initial recognition. Interest is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period and for other basic lending risk and costs as well as margin.

A financial asset is measured at AC if it is held within a HtC business model, the contractual cash flows are solely SPPI and if it is not designated as at FVPL. A financial asset is measured at FVOCI if it is held within a HtC&S business model, the contractual cash flows are solely SPPI and if it is not designated as at FVPL. Financial assets not classified as AC or FVOCI are measured at FVPL.

ING’s business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed and on historic and expected future sales. The SPPI testing was carried out on a sample basis conducted after the financial assets within the business models were stratified based on an analysis of product characteristics. In performing the SPPI testing, ING considered the contractual terms of the instruments. This included assessing whether the financial assets contained a contractual term that would change the amount or timing of contractual cash flows such that they would no longer be SPPI compliant. In making the assessment, terms such as the following were considered:

•	Prepayment terms. For example a prepayment of an outstanding principal amount plus a penalty capped to three or six months of interest;

•	Leverage features, which increase the variability of the contractual cash flows with the result that they do not have the economic characteristics of interest; An example is a Libor contract with a multiplier of 1.3;

•	Terms that limit the groups claim to cash flows from specified assets – e.g. non-recourse asset arrangements; This could be the case if payments of principal and interest are met solely by the cash flows generated by the underlying asset, for example in real estate, shipping and aviation financing;

•	Features that modify consideration for the time value of money. These are contracts with for example an interest rate which is reset every month to a one-year rate.

A number of key accounting policy choices were required for the Classification and Measurement of ING’s financial assets, such as the level of permissible sales in a HtC business model, the FVOCI option for equity investments and accounting prepayments. The decision making process for such policy choices followed the IFRS 9 programme governance, with technical matters researched, decisions documented, and conclusions proposed by ING’s IFRS 9 Technical Board for approval by the IFRS 9 Steering Committee.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. However, under IAS 39 all fair value changes of financial liabilities designated at FVPL are recognised in the Statement of profit or loss (SOPL), whereas under IFRS 9 the fair value changes are presented as follows:

•	The amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in the Statement of other comprehensive income (SOCI). Upon derecognition this Debt Valuation Adjustment (DVA) impact shall not be recycled from other comprehensive income (OCI) to the SOPL; and

•	The remaining amount of change in the fair value is presented in the SOPL.

The impact of this change is that an amount of approximately EUR 0.2 billion will be reclassified within equity from Retained earnings to OCI.

Impact

As a result of the combined application of the business model analysis and SPPI test, the classification and measurement of the following portfolios will change:

•	The most significant change is the reclassification of a part of the available-for-sale (AFS) investment portfolio, which will be split into a portfolio classified at AC and a portfolio at FVOCI. Approximately EUR 35.5 billion of debt securities previously classified at AFS under IAS 39 will be measured at AC based on the IFRS 9 HtC business model. The reclassification from AFS to AC will result in a reduction of the unrealised revaluation gains in equity at transition date of approximately EUR 0.6 billion.

•	For a mortgage portfolio of EUR 3.4 billion, the measurement will change from AC to FVOCI as it meets the HtC&S business model requirements. As the fair value of the portfolio is higher than the AC, this will have a positive impact on equity of EUR 0.2 billion.

•	Approximately EUR 1.3 billion of debt securities and loans previously booked at AC or AFS will be measured at FVPL as the cash flows do not meet the SPPI test. This measurement change has a limited negative impact on equity at transition date.

Furthermore, there are a few portfolios for which only the classification on ING’s Consolidated statement of financial position will change without impacting equity.

•	ING has a portfolio of equity securities amounting to EUR 4.0 billion. For strategic equity instruments amounting to EUR 3.9 billion, ING has decided to apply the option to irrevocably designate these at FVOCI, instead of the IFRS 9 default measurement of FVPL. FVOCI equity investments will have no recycling of the revaluation reserve anymore to the SOPL upon disposal. For these instruments only dividend income continues to be recognised in the SOPL.; and

F-15	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

•	Certain reverse repurchase portfolios amounting to EUR 54.8 billion will be classified as financial assets ‘Mandatorily at FVPL’ instead of Held for trading. ING will use the fair value option for the related repurchase financial liabilities amounting to EUR 37.2 billion.

Impairment

The implementation of IFRS 9 has a significant impact on ING’s impairment methodology. The Expected Credit Loss (ECL) model is a forward-looking model. The ECL estimates are unbiased, probability-weighted, and include supportable information about past events, current conditions, and forecasts of future economic conditions. ING’s ECL model reflects three macroeconomic scenarios via a baseline, up and down scenario and include the time value of money. The model applies to on-balance sheet financial assets accounted for at AC and FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees, and undrawn committed revolving credit facilities. Compared to the scope under IAS 39, the main change is the inclusion of off-balance sheet exposures and HtC&S financial assets. ING aligned the definition of credit impaired under IFRS 9 with the definition of default for prudential purposes.

ING’s approach leveraged the existing regulatory capital models that use the Advanced Internal Ratings Based (AIRB) models for regulatory purposes. For other portfolios that use the Standardized Approach (SA) to calculate regulatory capital, ING developed new ECL models.

Three stage approach

ING Group will apply the IFRS 9 three stage approach to measure expected credit losses:

•	Stage 1: 12 month ECL – No significantly increased credit risk.

Financial instruments that have not had a significant increase in credit risk since initial recognition require, at initial recognition a provision for ECL associated with the probability of default events occurring within the next 12 months (12 month ECL). For those financial assets with a remaining maturity of less than 12 months, a Probability of Default (PD) is used that corresponds to the remaining maturity.

•	Stage 2: Lifetime ECL – Significantly increased credit risk

In the event of a significant increase in credit risk since initial recognition, a provision is required for the lifetime ECL representing losses over the life of the financial instrument (lifetime ECL).

•	Stage 3: Lifetime ECL – Defaulted

Financial instruments that move into Stage 3 once credit impaired and purchases of credit impaired assets will require a lifetime provision.

Significant increase in credit risk

A financial asset moves from Stage 1 to Stage 2 when there is a significant increase in credit risk since initial recognition. ING Group established a framework which incorporates quantitative and qualitative information to identify this on an asset level applying a relative assessment. Each financial asset will be assessed at the reporting date on the triggers for significant deterioration. ING Group assesses significant increase in credit risk using:

•	Delta in the lifetime default probability;

•	Forbearance status;

•	Watch list status. Loans on the watchlist are individually assessed for Stage 2 classification;

•	Intensive care management;

•	Internal rating;

•	Arrears; and the

•	More than 30 days past due backstop for Stage 1 to Stage 2 transfers.

The delta in lifetime probability of default is the main trigger for movement between Stage 1 and Stage 2. The trigger compares lifetime probability of default at origination versus lifetime probability of default at reporting date, considering the remaining maturity. Assets can move in both directions, meaning that they will move back to Stage 1 or Stage 2 when the Stage 2 or Stage 3 triggers are not applicable anymore (taking into account the regulatory probation periods). The stage allocation is implemented in the central credit risk systems.

Macroeconomic scenarios

ING has established a quarterly process whereby forward-looking macroeconomic scenarios and probability weightings are developed for ECL calculation purposes. ING applies predominantly data from a leading service provider enriched with the internal ING view. To reflect an unbiased and probability-weighted ECL amount, a baseline, an up-scenario and a down-scenario are determined. As a baseline scenario, ING applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

ING Group Annual Report on Form 20-F 2017	F-16

Notes to the Consolidated financial statements - continued

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The scenarios are adjusted on a quarterly basis.

As the inclusion of forward-looking macroeconomic scenarios requires judgement, a Macroeconomic scenarios team and a Macroeconomic scenarios expert panel were established. The Macroeconomic scenarios team is responsible for the macroeconomic scenarios used for IFRS 9 ECL purposes with a challenge by the Macroeconomic scenarios expert panel. This ensures that the macroeconomic scenarios are sufficiently challenged and that key economic risks, including immediate short term risks, are taken into consideration when developing the macroeconomic scenarios used in the calculation of ECL. The Macroeconomic scenarios expert panel is a diverse team composed of senior management representatives from the Business, Risk, Finance, and an external party.

Measurement

The calculation of IFRS 9 ECL leverages on ING Group’s expected loss models (PD, LGD, EAD) currently used for regulatory capital, economic capital, and collective provisions in the current IAS 39 framework. These models are adjusted for 1) removal of embedded prudential conservatism (such as floors), 2) provide forward-looking point in time estimates based on macroeconomic predictions and 3) a 12 months or lifetime view of credit risk where needed. Lifetime features are default behaviour over a longer horizon, full behaviour after the default moment, repayment schedules and early settlements. For most financial instruments, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, open ended assumptions are taken as these do not have a fixed term or repayment schedule.

To measure ECL, ING Group applies a PD x EAD x LGD approach incorporating the time value of money. For Stage 1 assets a forward-looking approach on a 12 month horizon will be applied. For Stage 2 assets a lifetime view on the credit is applied. The Lifetime Expected Loss (LEL) is the discounted sum of the portions of lifetime losses related to default events within each time window of 12 months till maturity. For Stage 3 assets the PD equals 100% and the Loss Given Default (LGD) and Exposure At Default (EAD) represent a lifetime view of the losses based on characteristics of defaulted facilities.

Impact

As a result of the new IFRS 9 impairment requirements, ING expects that the loan loss provisions (LLP) increase by approximately EUR 0.6 billion (pre-tax). The split of the ECL to different stages of our portfolio is further detailed in the table below. The increase in the level of impairments due to the IFRS 9 transition is mainly the result of IFRS 9 Stage 2 loans for which lifetime expected credit losses need to be calculated.

Estimated IFRS 9 transition impact impairments as at 1 January 20181

In billions of euros	IAS 39 LLP	IFRS 9 impairment stages	Estimated IFRS 9 ECL increase		Estimated IFRS 9 ECL
Incurred but Not Reported (IBNR)	0.7	Stage 1 – 12 month ECL	0.1		0.4
		Stage 2 – Lifetime ECL	0.5		0.9
Individual provisions (ISFA, INSFA)	3.9	Stage 3 – Lifetime ECL	0.0	[2]	3.9

Total	4.6	Total	0.6		5.2

1	Includes provisions for contingent liabilities

2	The change for Stage 3 financial assets is rounded.

IFRS 9 Impact on capital and other regulatory requirements

IFRS 9 will impact ING Group’s reported capital as a result of the transition adjustments recorded in shareholders’ equity on transition date. The Basel Committee on Banking Supervision (BCBS) pointed out that the treatment of provisions under both the SA and the AIRB frameworks remains, but allows jurisdictions the option to choose whether to apply a transitional arrangement for the impact of impairment under IFRS 9. As a result, the EU introduced transitional arrangements for mitigating the impact of the introduction of IFRS 9 impairment on own funds in the Capital Requirements Regulations (CRR). ING has decided not to apply the IFRS 9 impairment transitional arrangements. The increase in provisions will have limited impact on ING’s CET1 ratio as for the AIRB portfolios it will be offset by the existing regulatory provision shortfall per 31 December 2017.

The estimated impact of the adoption of IFRS 9 on shareholders’ equity is approximately EUR -0.9 billion and -18 basis points on CET1 capital ratio at implementation date 1 January 2018, consisting of:

F-17	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Estimated impact of adopting IFRS 9 on shareholders’ equity as at 1 January 2018

In billions of euros	Estimated impact on shareholders’ equity
Loan loss provisions[1]	–0.4
Investment portfolio[2]	–0.6
Mortgages held in HtC&S portfolio[3]	0.2
Other[4]	–0.1

Total impact	–0.9

1	The EUR -0.4 billion is, the post-tax impact on equity of the estimated IFRS 9 ECL increase amounting to EUR 0.6 billion. The capital impact is for the AIRB portfolios, offset by the release of expected loss elements currently included in the calculation of regulatory capital per 31 December 2017.
2	Main impact of approximately EUR -0.6 billion from the reclassification of a part of the investment portfolio from the AFS (FVOCI) debt securities under IAS 39 to the HtC portfolio (AC) under IFRS 9.
3	A portfolio of mortgages will be measured at FVOCI under IFRS 9 instead of AC under IAS 39 resulting in an impact of approximate EUR 0.2 billion impact on CET1 capital.
4	This item mainly relates to the estimated impact of reporting loans and debt instruments at fair value through the SOPL because the cash flows of these assets do not represent SPPI.

The impact on other regulatory ratios is not expected to be material.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ is effective for annual periods beginning on or after 1 January 2018 and has been endorsed by the EU. IFRS 15 introduces a five-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to the customer that deliver benefit from the customer’s perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer.

ING assessed the impact of IFRS 15 and expects that it will have no significant effect on ING Group’s Net result and/or Other comprehensive income and Shareholders’ equity.

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ is effective for annual periods beginning on or after 1 January 2019 and has been endorsed by the EU. IFRS 16 is the new accounting standard for leases and will replace IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The new standard removes the distinction between operating or finance leases for lessee accounting, resulting in all leases being treated as finance leases. All leases will be recognised on the statement of financial position with the optional exceptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The main reason for this change is that this approach will result in a more comparable representation of a lessee’s assets and liabilities in relation to other companies and, together with enhanced disclosures, will provide greater transparency of a lessee’s financial leverage and capital employed. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical options and exemptions to ease the costs of transition. Lessor accounting remains substantially unchanged. ING will adopt the standard at its effective date planning to use the modified retrospective approach, however ING is still currently assessing the detailed impact of this standard.

Reconciliation between IFRS-EU and IFRS-IASB

The published 2017 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

ING Group Annual Report on Form 20-F 2017	F-18

Notes to the Consolidated financial statements - continued

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on
Form 20-F.

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (US GAAP).

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	Total Equity
	2017	2016	2015
In accordance with IFRS-EU	50,406	49,793	47,832
Adjustment of the EU IAS 39 carve-out	–2,655	–3,472	–3,883
Tax effect of the adjustment	678	936	1,023

Effect of adjustment after tax	–1,977	–2,536	–2,860

Shareholders’ equity	48,429	47,257	44,972
Non-voting equity securities
Non-controlling interests	715	606	638

In accordance with IFRS-IASB Total Equity	49,144	47,863	45,610

Reconciliation net result under IFRS-EU and IFRS-IASB
	Net result
	2017	2016	2015
In accordance with IFRS-EU	4,905	4,651	4,010
Adjustment of the EU IAS 39 carve-out	817	411	1,205
Tax effect of the adjustment	–258	–87	–289

Effect of adjustment after tax	559	324	916

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	5,464	4,975	4,926
Non-controlling interests	82	75	408

In accordance with IFRS-IASB Total net result	5,546	5,050	5,334

c) Significant judgements and critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

ING Group has identified areas that require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may change in future periods. These areas are:

•	The determination of the fair values of financial assets and liabilities;

•	Loan loss provisions; and

•	Provisions.

For further discussion of the significant judgements and critical accounting estimates and assumptions in these areas, reference is made to the relevant parts in section d) ‘Principles of valuation and determination of results’ and the applicable notes to the consolidated financial statements.

F-19	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

d) Principles of valuation and determination of results

Consolidation

ING Group (the Group) comprises ING Groep N.V. (the Parent Company), ING Bank N.V. and all other subsidiaries. Subsidiaries are entities controlled by ING Groep N.V. Control exists if ING Groep N.V. is exposed or has rights to variable returns and has the ability to affect those returns through the power over the investee. Control is usually achieved through situations including, but not limited to:

•	Ownership, directly or indirectly, of more than half of the voting power;

•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern operating and financial policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether ING Group controls another entity.

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

ING Group Annual Report on Form 20-F 2017	F-20

Notes to the Consolidated financial statements - continued

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Exchange rate differences on non-monetary items, measured at fair value through profit or loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.

Exchange rate differences in the statement of profit or loss are generally included in ‘Valuation results and net trading income’. Reference is made to Note 21 ‘Valuation results and net trading income’, which discloses the amounts included in the statement of profit or loss. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below, in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the statement of profit or loss in ‘Result on disposal of group companies’. Reference is also made to Note 18 ‘Equity’, which discloses the amounts included in the statement of profit or loss.

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

Realised gains and losses on financial assets

For financial assets at amortised cost, realised gains and losses on investments are determined as the difference between the sale proceeds and amortised cost. For available-for-sale financial assets, the accumulated fair value adjustments in other comprehensive income are included in the statement of profit or loss when the asset is disposed. For equity securities, the cost is determined using a weighted average per portfolio. For debt securities, the cost is determined by specific identification.

Recognition of financial liabilities

Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument.

Derecognition of financial liabilities

Financial liabilities are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in profit or loss.

F-21	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Classification of financial instruments

Financial assets and liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss include equity securities, debt securities, derivatives, loans and receivables, and other, and comprise the following sub-categories: trading assets, non-trading derivatives, and financial assets designated at fair value through profit or loss by management. Financial liabilities at fair value through profit or loss comprise the following sub-categories: trading liabilities, non-trading derivatives, and other financial liabilities designated at fair value through profit or loss by management. Trading liabilities include equity securities, debt securities, funds on deposit, and derivatives.

A financial asset or financial liability is classified at fair value through profit or loss if acquired principally for the purpose of selling in the short term or if designated by management as such. Management will designate a financial asset or a financial liability as such only if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.

Transaction costs on initial recognition are expensed as incurred. Interest income and expense from financial instruments is classified at fair value through profit or loss is recognised in Interest income using the effective interest method (where applicable) and the remaining changes in fair value of such instruments are recognised in Valuation results and net trading income in the statement of profit or loss.

Dividend income from equity instruments classified at fair value through profit or loss is generally recognised in Valuation results and net trading income in the statement of profit or loss when the dividend has been declared. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section.

Investments

Investments (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale. Investment debt securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and quoted loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale financial assets.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Loans and receivables include Cash and balances with central banks, Loans and advances to banks, Loans and advances to customers, and some categories of Other assets and are reflected in these line items in the Statement of financial position. Interest income from loans and receivables is recognised in Interest income in the Statement of profit or loss using the effective interest method.

Financial liabilities at amortised cost

Financial liabilities at amortised cost include the following sub-categories: preference shares classified as debt, debt securities in issue, subordinated loans, and deposits from banks and customer deposits.

ING Group Annual Report on Form 20-F 2017	F-22

Notes to the Consolidated financial statements - continued

Financial liabilities at amortised cost are recognised initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Liabilities in this category are subsequently stated at amortised cost; any difference between proceeds, net of transaction costs, and the redemption value is recognised in the statement of profit or loss over the period of the liability using the effective interest method.

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

Fair values of financial assets and liabilities

All the financial assets and liabilities are recognised initially at fair value, whereas financial assets and liabilities classified as held-for-trading or designated at fair value through profit or loss and financial assets classified as available-for-sale are subsequently measured at fair value in the financial statements.

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

For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable inputs in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis when possible.

When a group of financial assets and financial liabilities are managed on the basis of their net risk exposures, it measures the fair value of a group of financial assets and liabilities on net portfolio level.

To include credit risk in the fair value, ING applies both CRedit and Debit Valuation adjustments (CVA, DVA). Own issued debt and structured notes that are measured at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All input data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are taken into account in the measurement of the valuation adjustment. ING applies an additional ‘Funding Valuation Adjustment’ (FVA) to the uncollateralised derivatives based on the market price of funding liquidity.

Significant judgements and critical accounting estimates and assumptions:

Even if market prices are available, when markets are less liquid there may be a range of prices for the same security from different price sources. Selecting the most appropriate price requires judgement and could result in different estimates of fair value.

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

F-23	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Reference is made to Note 37 ‘Fair value of assets and liabilities’ and the section ‘Risk management – Market risk’, paragraph ‘Fair values of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

Credit risk management classification and maximum credit risk exposure

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

ING Group Annual Report on Form 20-F 2017	F-24

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

Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (repos) are retained in the consolidated financial statements. The counterparty liability is included in Deposits from banks, Customer deposits, or Trading, as appropriate.

Securities purchased under agreements to resell (reverse repos) are not recognised in the statement of financial position. The consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, or Financial assets at fair value through profit or loss - Trading assets, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.

Impairments of financial assets at amortised cost (loan loss provisions)

ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest, or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

F-25	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as forbearance. In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of impairment loss as described below. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date. The Group determines whether there has been a substantial modification using both quantitative and qualitative factors.

Losses expected as a result of future events, no matter how likely, are not recognised.

The Group first assesses whether objective evidence of impairment (a loss event/trigger) exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment (a loss event/trigger) exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

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

Significant judgements and critical accounting estimates and assumptions:

Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) for financial assets assessed for impairment both individually and collectively. Judgement is exercised in management’s evaluation of whether there is objective evidence that an impairment loss on an asset has been incurred, the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry, geographical, and concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.

ING Group estimates individual impairment provisions for individually significant financial assets that have objective evidence of impairment. The key judgement exercised in this area is determination of when an impairment event has occurred. Key assumptions in determining the amount of the individual provision are the expected future cash flows from the financial asset in question.

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

ING Group Annual Report on Form 20-F 2017	F-26

Notes to the Consolidated financial statements - continued

Expected future cash flows in a portfolio of financial assets that are collectively evaluated for impairment, are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Current observable data may include changes in unemployment rates, property prices, and commodity prices. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Reference is made to Note 6 ‘Loans and advances to customers’ and the section ‘Risk management – Credit risk’ for further details.

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

Investments in associates and joint ventures

Associates are all entities over which the Group has significant influence but not control. Significant influence is the ability to participate in the financial and operating policies of the investee. It generally results from a shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:

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

The Group’s investment in associates and joint ventures (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates and joint ventures post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any long-term interests in the associate like uncollateralised loans that are neither planned nor likely to be settled in the foreseeable future, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

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

F-27	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The fair values of land and buildings are based on regular appraisals done by independent qualified valuers or by internal valuers, similar to appraisals of real estate investments. Subsequent expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

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

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value. Contingent consideration arrangements classified as an asset or a liability, are subsequently measured at fair value and the changes in fair value will be recognised in the statement of profit or loss. Changes in the fair value of the contingent consideration classified as equity, are not recognised.

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

ING Group Annual Report on Form 20-F 2017	F-28

Notes to the Consolidated financial statements - continued

The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value can be complex and the time between the acquisition and the preparation of the Financial statements can be limited. The initial accounting shall be completed within a year after acquisition. Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities, that are identified within one year after acquisition are recognised as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. On disposal of group companies, the difference between the sale proceeds and carrying value (including goodwill) and the unrealised results (including the currency translation reserve in equity) is included in the statement of profit or loss.

Goodwill impairment

ING assesses at each reporting period, whether there is an indication that an intangible asset may be impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, including goodwill acquired in a business combination, and intangible assets not yet available for use, are tested annually for impairment. Goodwill is allocated to groups of CGUs (that is, the group of cash generating units or CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. The carrying value is determined as the IFRS net asset value including goodwill. In compliance with IAS 36 ‘Impairment of assets’, the carrying value is determined on a basis that is consistent with the way in which the recoverable amount of the CGU is determined. When the carrying values need to be allocated between Retail and Wholesale solvency (risk-weighted assets) are used as a basis. The recoverable amount is estimated as the higher of fair value less costs of disposal and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses.

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

Fair value remeasurement of available-for-sale investments and cash flow hedges are recognised directly in equity. Deferred tax related to this fair value measurement is also recognised directly in equity and is subsequently recognised in the statement of profit or loss together with the deferred gain or loss.

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

F-29	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

When a group of assets that is classified as held for sale represents a major line of business or geographical area the disposal group is classified as discontinued operations. Upon classification of a business as held for sale and discontinued operations the individual income and expenses are presented within the Total net result from discontinued operations instead of being presented in the usual line items in the Consolidated statement of profit or loss. All comparative years in the Consolidated statement of profit or loss are restated and presented as discontinued operations for all periods presented. Furthermore, the individual assets and liabilities are presented in the Consolidated statement of financial position as Assets and liabilities held for sale and are no longer included in the usual line items in the Consolidated statement of financial position. Changes in assets and liabilities as a result of classification as held for sale are included in the notes in the line Changes in composition of the group and other changes.

Provisions, contingent liabilities and contingent assets

A provision is a present obligation arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is significant using a pre-tax discount rate.

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

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group; or a present obligation that arises from past events but is not recognised because it is either not probable that an outflow of economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably. Contingent liabilities are not recognised in the statement of financial position, but are rather disclosed in the notes unless the possibility of the outflow of economic benefits is remote.

ING Group Annual Report on Form 20-F 2017	F-30

Notes to the Consolidated financial statements - continued

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group. Contingent assets are recognised in the statement of financial position only when realisation of the income that arises from such an asset is virtually certain. Contingent assets are disclosed in the notes when an inflow of economic benefits is probable.

Significant judgements and critical accounting estimates and assumptions:

The recognition and measurement of provisions is an inherently uncertain process involving using judgement to determine when a present obligation exists and estimates regarding probability, amounts and timing of cash flows.

ING Group may become involved in legal proceedings. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Legal cases are usually one of a kind. Judgment is required to estimate the probability of an unfavourable outcome and the amount of potential loss. For the assessment of litigation provisions the Group consults with legal experts. Even taking into consideration legal experts’ advice, the probability of an outflow of economic benefits can still be uncertain and the amount provisioned can remain sensitive to the assumptions used which may have a broad range of outcomes. Reference is made to Note 14 ‘Provisions’. For legal proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements. Reference is made to Note 45 ‘Legal proceedings’.

Key assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 14 ‘Provisions’.

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

F-31	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

Share-based payments

Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions are measured at the grant date, and the fair value of cash-settled share-based payment transactions are measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.

Earnings per ordinary share

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:

•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages; and

•	In case of exercised warrants, the exercise date is taken into consideration.

ING Group Annual Report on Form 20-F 2017	F-32

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

For the purposes of the statement of cash flows, Cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, and deposits from banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

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

Liabilities arising from financing activities are debt securities and subordinated loans.

F-33	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

2.1.2 Notes to the Consolidated statement of financial position

Assets

2 Cash and balances with central banks

Cash and balances with central banks
	2017	2016
Amounts held at central banks	19,687	16,408
Cash and bank balances	2,302	1,736

	21,989	18,144

In 2017, the movement in Cash and balances with central banks reflects ING’s liquidity management.

Amounts held at central banks reflect on demand balances.

Reference is made to Note 41 ‘Assets not freely disposable’ for restrictions on Cash balances with central banks.

3 Loans and advances to banks

Loans and advances to banks
	Netherlands		International		Total
	2017	2016	2017	2016	2017	2016
Loans	7,899	10,381	20,916	18,483	28,815	28,864
Cash advances, overdrafts and other balances	1	3	3	2	4	5

	7,900	10,384	20,919	18,485	28,819	28,869
Loan loss provisions	–1		–7	–11	–8	–11

	7,899	10,384	20,912	18,474	28,811	28,858

Loans include balances (mainly short-term deposits) with central banks amounting to EUR 4,032 million (2016: EUR 2,880 million).

As at 31 December 2017, Loans include receivables related to securities in reverse repurchase transactions amounting to EUR 4,637 million (2016: EUR 2,992 million) and receivables related to finance lease contracts amounting to EUR 65 million (2016: EUR 88 million). Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions. Reference is made to Note 6 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2017, the non-subordinated receivables amount to EUR 28,768 million (2016: EUR 28,790 million) and the subordinated receivables amount to EUR 43 million (2016: EUR 68 million).

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

4 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	2017	2016
Trading assets	116,748	114,504
Non-trading derivatives	2,231	2,490
Designated as at fair value through profit or loss	4,242	5,099

	123,221	122,093

ING Group Annual Report on Form 20-F 2017	F-34

Notes to the Consolidated financial statements - continued

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Trading assets

Trading assets by type
	2017	2016
Equity securities	13,666	9,513
Debt securities	7,477	9,863
Derivatives	27,444	38,231
Loans and receivables	68,161	56,897

	116,748	114,504

As at 31 December 2017, Trading assets include receivables of EUR 67,138 million (2016: EUR 56,020 million) with regard to reverse repurchase transactions.

Trading assets and Trading liabilities include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 13 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

Non-trading derivatives

Non-trading derivatives by type
	2017	2016
Derivatives used in
– fair value hedges	542	787
– cash flow hedges	617	438
– hedges of net investments in foreign operations	29	73
Other non-trading derivatives	1,043	1,192

	2,231	2,490

ING Group holds warrants for 35 million shares (2016: 35 million) and 7 million (2016: 26 million) shares in NN Group N.V. and Voya Financial Inc. respectively.

Other non-trading derivatives mainly includes interest rate swaps and foreign exchange currency swaps for which no hedge accounting is applied. As at 31 December 2017, Other non-trading derivatives includes EUR 51 million (2016: EUR 175 million ) and EUR 2 million (2016: EUR 19 million) related to warrants on the shares of Voya Financial Inc. and NN Group N.V. respectively. In 2017 ING sold warrants for 19 million of the shares in Voya Financial Inc. Reference is made to Note 21 ‘Valuation results and net trading income’.

F-35	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
	2017	2016
Equity securities	4	3
Debt securities	1,739	1,669
Loans and receivables	2,499	3,427

	4,242	5,099

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

The notional value of the related credit derivatives is EUR 232 million (2016: EUR 260 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated, amounts to EUR –6 million (2016: EUR –8 million) and the change for the current year amounts to EUR 2 million (2016: EUR 1 million).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

As at 31 December 2017, Loans and receivables designated at fair value through profit or loss includes EUR 2,095 million (2016: EUR 3,001 million) with regard to reverse repurchase transactions.

5 Investments

Investments by type
	2017	2016
Available-for-sale
– equity securities - shares in third party managed structured entities	168	170
– equity securities - other	3,815	3,854

	3,983	4,024
– debt securities	65,747	78,888

	69,730	82,912
Held-to-maturity
– debt securities	9,343	8,751

	9,343	8,751

	79,073	91,663

Exposure to equity securities

Available-for-sale equity securities - Listed and Unlisted
	2017	2016
Listed	3,518	3,539
Unlisted	465	485

	3,983	4,024

Listed equity securities are primarily made up of Bank of Beijing and Mahindra Kotak Bank.

ING Group Annual Report on Form 20-F 2017	F-36

Notes to the Consolidated financial statements - continued

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities
	2017	2016
Available-for-sale investments	65,747	78,888
Held-to-maturity investments	9,343	8,751
Loans and advances to customers	5,099	7,471
Loans and advances to banks	265	952

Available-for-sale investments and Assets at amortised cost	80,454	96,062
Trading assets	7,477	9,863
Designated as at fair value through profit or loss	1,739	1,669

Financial assets at fair value through profit or loss	9,216	11,532

	89,670	107,594

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 80,454 million (2016: EUR 96,062 million) is specified as follows by type of exposure:

Debt securities by type and line items per the statement of financial position - Available-for-sale investments and Assets at amortised cost
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Loans and advances to banks		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Government bonds	34,844	41,985	7,462	6,688	828	858			43,134	49,531
Sub-sovereign, Supranationals and Agencies	17,215	20,484	1,255	1,613	245	267			18,715	22,364
Covered bonds	8,737	11,297	100	100	418	1,820	154	882	9,409	14,099
Corporate bonds	1,284	1,345			970	791			2,254	2,136
Financial institutions’ bonds	1,701	2,020	311		429	351	107	70	2,548	2,441
ABS portfolio	1,966	1,757	215	350	2,209	3,384	4		4,394	5,491

Bond portfolio	65,747	78,888	9,343	8,751	5,099	7,471	265	952	80,454	96,062

Sub-sovereign Supranationals and Agencies (SSA) comprise amongst others, multilateral development banks, regional governments, local authorities, and US agencies. Under certain conditions, SSA bonds may qualify as Level 1 High Quality Liquid Assets for the Liquidity Coverage Ratio (LCR).

99% (2016: 97%) of the exposure in the ABS portfolio is externally rated AAA up to and including A-.

There are no borrowed debt securities recognised in the statement of financial position.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

F-37	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Changes in available-for-sale and held-to-maturity investments

Changes in available-for-sale and held-to-maturity investments
	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Opening balance	4,024	4,434	78,888	82,566	8,751	7,826	91,663	94,826
Additions	325	80	21,276	27,073	3,609	1,731	25,210	28,884
Amortisation			–146	–144	–46	–87	–192	–231
Transfers and reclassifications	7	–92					7	–92
Changes in unrealised revaluations[1]	21	363	–1,030	–102	–64	–70	–1,073	191
Impairments	–6	–13					–6	–13
Reversal of impairments			3				3
Disposals and redemptions	–79	–682	–32,709	–30,483	–2,675	–630	–35,463	–31,795
Exchange rate differences	–308	–72	–535	–16	–232	–19	–1,075	–107
Changes in the composition of the group and other changes	–1	6		–6			–1

Closing balance	3,983	4,024	65,747	78,888	9,343	8,751	79,073	91,663

1	Changes in unrealised revaluations include changes on hedged items which are recognised in the statement of profit or loss

In 2017 available-for-sale debt securities decreased by EUR 13 billion and is mainly related to lower positions in Government bonds, Subsovereign Supranationals and Agencies, and covered bonds.

In 2017 ING participated in the private placement by Bank of Beijing (BoB). ING participated in the offering for an aggregate amount of around EUR 240 million representing 265 million shares.

In October 2016 ING sold 2.5% of Kotak Mahindra Bank shares representing a carrying value of EUR 456 million.

Reference is made to Note 22 ‘Investment income’ for details on Impairments.

6 Loans and advances to customers

Loans and advances to customers by type
	Netherlands[1]		International[1]		Total
	2017	2016	2017	2016	2017	2016
Loans to, or guaranteed by, public authorities	26,975	27,746	19,397	18,634	46,372	46,380
Loans secured by mortgages	119,457	124,001	204,502	194,706	323,959	318,707
Loans guaranteed by credit institutions	257	201	1,722	944	1,979	1,145
Personal lending	3,162	3,236	20,074	18,722	23,236	21,958
Asset backed securities			2,209	3,380	2,209	3,380
Corporate loans	38,208	39,670	140,461	134,092	178,669	173,762

	188,059	194,854	388,365	370,478	576,424	565,332
Loan loss provisions	–1,693	–2,349	–2,822	–2,829	–4,515	–5,178

	186,366	192,505	385,543	367,649	571,909	560,154

1	In 2017, Loans and advances to customers by type as at 31 December 2016 have been restated to conform to current year presentation.

As at 31 December 2017, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 421 million (2016: EUR 47 million).

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

ING Group Annual Report on Form 20-F 2017	F-38

Notes to the Consolidated financial statements - continued

Loans and advances to customers by subordination
	2017	2016
Non-subordinated	571,429	558,857
Subordinated	480	1,297

	571,909	560,154

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations, refer to the section ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

Loans and advances to customers and Loans and advances to banks include finance lease receivables and are detailed as follows:

Finance lease receivables
	2017	2016
Maturities of gross investment in finance lease receivables
– within 1 year	2,729	2,492
– more than 1 year but less than 5 years	6,215	6,282
– more than 5 years	2,897	3,114

	11,841	11,888
Unearned future finance income on finance leases	–1,082	–1,254

Net investment in finance leases	10,759	10,634
Maturities of net investment in finance lease receivables
– within 1 year	2,474	2,210
– more than 1 year but less than 5 years	5,652	5,635
– more than 5 years	2,633	2,789

	10,759	10,634
Included in Loans and advances to banks	65	88
Included in Loans and advances to customers	10,694	10,546

	10,759	10,634

An allowance for uncollectable finance lease receivables of EUR 337 million as at 31 December 2017 (2016: EUR 282 million) is included in the loan loss provision.

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

F-39	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Loan loss provisions by type
	Netherlands		International		Total
	2017	2016	2017	2016	2017	2016
Loans to, or guaranteed by, public authorities			3	7	3	7
Loans secured by mortgages	347	550	526	638	873	1,188
Loans guaranteed by credit institutions	2	2	7	12	9	14
Personal lending	118	122	746	620	864	742
Asset backed securities			9	2	9	2
Corporate loans and Credit Facilities	1,268	1,738	1,602	1,617	2,870	3,355

	1,735	2,412	2,893	2,896	4,628	5,308
The closing balance is included in
– Loans and advances to banks	1		7	11	8	11
– Loans and advances to customers	1,693	2,349	2,822	2,829	4,515	5,178
– Other provisions other	41	63	64	56	105	119

	1,735	2,412	2,893	2,896	4,628	5,308

Changes in loan loss provisions
	2017	2016
Opening balance	5,308	5,786
Write-offs	–1,279	–1,494
Recoveries	59	94
Increase in loan loss provisions	676	974
Exchange rate differences	–136	–55
Changes in the composition of the group and other changes		3

Closing balance	4,628	5,308

Movement in loan loss provisions is presented as Addition to loan loss provisions in the Consolidated statement of profit or loss.

7 Investments in associates and joint ventures

Investments in associates and joint ventures
2017	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	1,006	877	21,251	19,004	711	507
Other investments in associates and joint ventures			211

			1,088

Investments in associates and joint ventures
2016	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	729	861	21,439	19,275	685	489
Other investments in associates and joint ventures			280

			1,141

TMB Public Company Limited (TMB) is an associate in which ING Group holds a 30% ownership interest. TMB is a financial institution providing products and services to Wholesale, Small and Medium Enterprise (SME) and Retail customers. TMB is domiciled in Bangkok, Thailand and is listed on the Stock Exchange of Thailand (SET).

ING Group Annual Report on Form 20-F 2017	F-40

Notes to the Consolidated financial statements - continued

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

Accumulated impairments of EUR 33 million (2016: EUR 48 million) have been recognised. The values presented in the tables above could differ from the values presented in the individual financial statements of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. Where the listed fair value is lower than the statement of financial position value, an impairment review and an evaluation of the going concern basis has been performed.

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

Changes in Investments in associates and joint ventures
	2017	2016
Opening balance	1,141	962
Additions	79	49
Transfers to and from Investments/Other assets and liabilities	–1	75
Revaluations	–8	38
Share of results	178	91
Dividends received	–32	–37
Disposals	–245	–54
Impairments		–3
Exchange rate differences	–24	20

Closing balance	1,088	1,141

In 2017, Transfers to and from Investments/Other assets and liabilities of EUR –1 million (2016: 75 million) included EUR 5 million reclassification from Available-for-sale equity securities to associates (2016: EUR 82 million) and EUR –6 million reclassification from/to other assets and other liabilities (2016: EUR –7 million).

In 2017, Revaluations as presented in the table above of EUR –8 million relates to several smaller revaluations. In 2016 revaluations of EUR 38 million includes EUR 54 million relating to TMB, EUR 17 million relating to Equens SE, and EUR –31 million due to other revaluations.

In 2017, Share of results from associates and joint ventures of EUR 178 million as presented in the statement of profit or loss and the table above, is mainly attributable to results of TMB, EUR 67 million and a gain of EUR 97 million on the sale of shares in Appia Group Ltd UK.

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

In 2017, Disposals of EUR 245 million is mainly attributable to the sale of Appia Group Ltd UK of EUR 146 million and several other smaller divestments in associates. In 2016, Disposals of EUR 54 million is mainly attributable to the sale of Enterprise Center of EUR 40 million and capital repayment CBRE Asia Value Fund of EUR 10 million.

F-41	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

8 Property and equipment

Property and equipment by type
	2017	2016
Property in own use	774	881
Equipment	917	1,015
Assets under operating leases	110	106

	1,801	2,002

ING uses external valuers to value property in own use. All properties are typically appraised by external valuers once every five years.

Changes in property in own use
	2017	2016
Opening balance	881	982
Additions	5	9
Reclassifications
- Transfers to and from Investment properties		8

	–	8
Amounts recognised in the statement of profit or loss for the year
- Depreciation	–13	–15
- Impairments	–8	–64
- Reversal of impairments	24	5

	3	–74
Revaluations recognised in equity during the year	42	11
Disposals	–145	–38
Exchange rate differences	–12	–17

Closing balance	774	881
Gross carrying amount as at 31 December	1,324	1,656
Accumulated depreciation as at 31 December	–376	–504
Accumulated impairments as at 31 December	–174	–271

Net carrying value as at 31 December	774	881
Revaluation surplus
Opening balance	256	273
Revaluation in the year	23	–17

Closing balance	279	256

The cost or the purchase price amounted to EUR 1,044 million (2016: EUR 1,400 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 495 million (2016: EUR 625 million) had property in own use been valued at cost instead of at fair value.

In 2017, disposals of EUR –145 million is mainly attributable to the sale of office buildings in Belgium.

ING Group Annual Report on Form 20-F 2017	F-42

Notes to the Consolidated financial statements - continued

Changes in equipment
	Data processing equipment		Fixtures and fittings and other equipment		Total
	2017	2016	2017	2016	2017	2016
Opening balance	323	263	692	708	1,015	971
Additions	129	161	130	181	259	342
Disposals	–1	–5	–12	–20	–13	–25
Depreciation	–133	–137	–174	–178	–307	–315
Impairments			–2		–2
Exchange rate differences	–8	–5	–5	–5	–13	–10
Changes in the composition of the group and other changes	–19	46	–3	6	–22	52

Closing balance	291	323	626	692	917	1,015
Gross carrying amount as at 31 December	1,275	1,274	2,249	2,432	3,524	3,706
Accumulated depreciation as at 31 December	–983	–950	–1,623	–1,740	–2,606	–2,690
Accumulated impairments as at 31 December	–1	–1			–1	–1

Net carrying value as at 31 December	291	323	626	692	917	1,015

9 Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Opening balance	903	985	571	567	10	15	1,484	1,567
Additions			72	93			72	93
Capitalised expenses			192	195			192	195
Amortisation			–173	–182	–6	–5	–179	–187
Impairments			–30	–45			–30	–45
Exchange rate differences	–87	–82		–1			–87	–83
Disposals			–9	–9			–9	–9
Changes in the composition of the group and other changes			25	–47	1		26	–47

Closing balance	816	903	648	571	5	10	1,469	1,484
Gross carrying amount as at 31 December	816	903	1,902	1,756	30	29	2,748	2,688
Accumulated amortisation as at 31 December			–1,225	–1,147	–23	–17	–1,248	–1,164
Accumulated impairments as at 31 December			–29	–38	–2	–2	–31	–40

Net carrying value as at 31 December	816	903	648	571	5	10	1,469	1,484

F-43	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Goodwill

Goodwill is allocated to groups of cash generating units (CGUs) as follows:

Goodwill allocation to group of CGUs
	Method used for recoverable amount	Discount rate	Long term growth rate	Goodwill	Goodwill

Group of CGU’s				2017	2016
Retail Belgium	Values in use	8.95%	1.30%	50	50
Retail Germany	Values in use	8.10%	1.30%	349	349
Retail Growth Markets1,	Fair value less cost of disposal	–	–	307	375
Wholesale Banking[1]	Values in use	9.54%	2.12%	110	129

				816	903

1	Goodwill related to Growth Countries is allocated across two groups of CGUs EUR 307 million to Retail Growth Markets and EUR 90 million to Wholesale Banking (2016: EUR 375 million to Retail Growth Markets and EUR 109 million to Wholesale Banking). The fair value less cost of disposal is based on Level 1 and Level 2 inputs.

No goodwill impairment was recognised in 2017 (2016: nil). Changes in the goodwill per group of CGUs in 2017 is due to changes in currency exchange rates.

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

The recoverable amount exceeds the carrying value of the CGUs for 2017 and 2016 and therefore no impairment is required.

Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the Price-to-Book ratios, level 1 inputs (e.g. share price of a listed subsidiary), and the local parameters for CET1, discount rate, and long term growth rates. The model was tested for sensitivity by changing the key parameters in the model to more conservative values. The sensitivity analysis did not trigger additional impairment considerations.

Software

Software, includes internally developed software amounting to EUR 477 million (2016: EUR 395 million).

ING Group Annual Report on Form 20-F 2017	F-44

Notes to the Consolidated financial statements - continued

10 Other assets

Other assets by type
	2017	2016
Net defined benefit assets	542	609
Investment properties	65	65
Property development and obtained from foreclosures	137	184
Accrued interest and rents	4,528	5,588
Other accrued assets	753	884
Amounts to be settled	4,097	4,815
Other	2,965	2,577

	13,087	14,722

Disclosures in respect of Net defined benefit assets are provided in Note 35 ‘Pension and other post-employment benefits’.

Property development and obtained from foreclosures

Property development and obtained from foreclosures
	2017	2016
Property developed	63	109
Property obtained from foreclosures	74	75

	137	184
Gross carrying amount as at 31 December	417	469
Accumulated impairments as at 31 December	–280	–285

Net carrying value	137	184

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2017 is nil (2016: nil).

Accrued interest and rents

As at 31 December 2017, the line item includes accrued interest of EUR 1,375 million (2016: EUR 1,939 million) on trading derivative assets and EUR 2,505 million (2016: EUR 2,773 million) on loans and available-for-sale bonds. Accrued interest on trading derivative assets should be considered together with accrued interest on trading derivative liabilities as included in Other liabilities. Reference is made to Note 15 ‘Other liabilities’. The remainder of the balance relates mainly to accrued interest on cash flow hedges, fair value hedges and other non-trading derivatives.

Amounts to be settled

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term in nature and are expected to settle shortly after the balance sheet date. The decrease in 2017 is attributable to lower market activity compared to prior year end.

Other

Other assets - Other relates mainly to other receivables in the normal course of business. For 2017, this includes a receivable at the Dutch level (from NN Group) regarding tax due by ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group. In 3Q 2017 a receivable was booked for the tax amount of EUR 121 million. In 4Q 2017 a cash payment was received and reduced this amount due from NN Group to EUR 70 million.

F-45	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Liabilities

11 Deposits from banks

Deposits from banks include non-subordinated debt from banks, except for amounts in the form of debt securities.

Deposits from banks by type
	Netherlands		International		Total
	2017	2016	2017	2016	2017	2016
Non-interest bearing	181		363	449	544	449
Interest bearing	17,230	13,778	19,047	17,737	36,277	31,515

	17,411	13,778	19,410	18,186	36,821	31,964

In 2016, ING participated in the new targeted longer-term refinancing operations (TLTRO II) with EUR 10.7 billion. In 2017, ING participated in the targeted longer-term refinancing operations (TLTRO II) with an additional EUR 7 billion.

The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation at the benchmark rate of the European Central Bank.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

12 Customer deposits

Customer deposits
	2017	2016
Savings accounts	319,688	315,663
Credit balances on customer accounts	186,316	173,230
Corporate deposits	32,602	32,687
Other	1,222	1,328

	539,828	522,908

Customer deposits by type
	Netherlands		International		Total
	2017	2016	2017	2016	2017	2016
Non-interest bearing	15,910	13,536	21,688	16,911	37,598	30,447
Interest bearing	151,302	151,446	350,928	341,015	502,230	492,461

	167,212	164,982	372,616	357,926	539,828	522,908

Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

13 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	2017	2016
Trading liabilities	73,596	83,167
Non-trading derivatives	2,331	3,541
Designated at fair value through profit or loss	11,215	12,266

	87,142	98,974

ING Group Annual Report on Form 20-F 2017	F-46

Notes to the Consolidated financial statements - continued

Trading liabilities

Trading liabilities by type
	2017	2016
Equity securities	601	1,975
Debt securities	5,126	4,146
Funds on deposit	41,956	37,753
Derivatives	25,913	39,293

	73,596	83,167

Reference is made to Note 42 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives

Non-trading derivatives by type
	2017	2016
Derivatives used in:
– fair value hedges	317	672
– cash flow hedges	339	671
– hedges of net investments in foreign operations	71	33
Other non-trading derivatives	1,604	2,165

	2,331	3,541

Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for which no hedge accounting is applied.

Designated as at fair value through profit or loss

Designated as at fair value through profit or loss by type
	2017	2016
Debt securities	8,985	10,736
Funds entrusted	1,691	969
Subordinated liabilities	539	561

	11,215	12,266

In 2017, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR 78 million (2016: EUR 50 million) and EUR 248 million (2016: EUR 170 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit or loss is EUR 10,742 million (2016: EUR 11,720 million).

14 Provisions

Provisions by type
	2017	2016
Reorganisation provisions	1,097	1,482
Other provisions	616	546

	1,713	2,028

F-47	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Reorganisation provisions

Changes in reorganisation provisions
	2017	2016
Opening balance	1,482	670
Additions	53	1,202
Unused amounts reversed	–58	–13
Utilised	–369	–365
Exchange rate differences	–1	–5
Other changes	–10	–7

Closing balance	1,097	1,482

ING Group recognised an additional reorganisation provision of EUR 1,032 million in 2016, for the intended workforce reductions per the intended digital transformation programmes. The intended initiatives are expected to result in a reduction of ING’s workforce mainly in Belgium and the Netherlands during 2016 to 2021.

In 2017, changes in the reorganisation provisions was mainly attributable to existing initiatives following the intended digital transformation programmes of ING Bank.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at the balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2017	2016	2017	2016	2017	2016
Opening balance	353	187	193	107	546	294
Additions	186	235	135	120	321	355
Unused amounts reversed	–90	–46	–73	–6	–163	–52
Utilised	–82	–28	–23	–19	–105	–47
Exchange rate differences	–3	–1	–8	–1	–11	–2
Other changes	1	6	27	–8	28	–2

Closing balance	365	353	251	193	616	546

In 2017, Other provisions – other includes a provision related to Letters of Credit/Guarantees of EUR 104 million. As at 31 December 2017, amounts expected to be settled within twelve months, amount to EUR 448 million. The amounts included in Other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Included in Other provisions – Litigation in 2017 and 2016, is a provision related to floating interest rate derivatives that were sold in the Netherlands. Also included in this line in 2017, is a provision recognised for reimbursement of expenses associated to the formalization of mortgages at ING Spain and a provision recognised for a discontinued business in ING Luxembourg. Reference is made to Note 26 ‘Other operating expenses’ and Note 45 ‘Legal proceedings’.

ING Group Annual Report on Form 20-F 2017	F-48

Notes to the Consolidated financial statements - continued

15 Other liabilities

Other liabilities by type
	2017	2016
Net defined benefit liability	476	521
Other post-employment benefits	87	87
Other staff-related liabilities	504	498
Other taxation and social security contributions	479	495
Accrued interest	3,606	4,394
Costs payable	2,599	2,242
Share-based payment plan liabilities	23	26
Amounts to be settled	5,017	6,391
Other	3,273	2,198

	16,064	16,852

Disclosures in respect of Net defined benefit liabilities are provided in Note 35 ‘Pension and other post-employment benefits’.

Other staff-related liabilities

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions, and disability/illness provisions.

Amounts to be settled

Amounts to be settled decreased compared to 31 December 2017 as a result of lower market activity.

Other

Other liabilities – Other relates mainly to year-end accruals.

F-49	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

Debt securities in issue – maturities
	2017	2016
Fixed rate debt securities
Within 1 year	29,296	27,208
More than 1 year but less than 2 years	7,084	12,151
More than 2 years but less than 3 years	7,629	7,365
More than 3 years but less than 4 years	8,369	7,893
More than 4 years but less than 5 years	5,411	8,674
More than 5 years	9,159	14,716

Total fixed rate debt securities	66,948	78,007
Floating rate debt securities
Within 1 year	15,091	13,278
More than 1 year but less than 2 years	3,932	2,724
More than 2 years but less than 3 years	1,341	4,168
More than 3 years but less than 4 years	278	793
More than 4 years but less than 5 years	3,673	320
More than 5 years	4,823	3,944

Total floating rate debt securities	29,138	25,227

Total debt securities	96,086	103,234

In 2017, the decrease in Debt securities in issue of EUR 7.1 billion is mainly attributable to a decrease in long term maturity bonds of EUR 5.9 billion, a decrease of EUR 3.8 billion in certificates of deposit, decrease of EUR 2.8 billion in covered bonds, and, decrease in other debt securities in issue EUR 0.9 billion, partially offset by an increase in commercial paper of EUR 6.3 billion.

As at 31 December 2017, ING Group has unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 5,750 million (2016: EUR 12,015 million).

17 Subordinated loans

Subordinated loans by group companies
	2017	2016
ING Groep N.V.	8,253	7,203
ING Group companies	7,715	10,020

	15,968	17,223

Subordinated loans issued by ING Groep N.V. to raise Tier 1 capital for ING Bank N.V. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.

ING Group Annual Report on Form 20-F 2017	F-50

Notes to the Consolidated financial statements - continued

Changes in subordinated loans
	2017	2016
Opening balance	17,223	16,411
New issuances	2,331	2,070
Repayments	–2,343	–1,252
Exchange rate differences and other	–1,243	–6

Closing balance	15,968	17,223

In February 2017, ING Groep N.V. issued EUR 750 million securities that qualify as subordinated CRD IV Tier 2 notes with coupon of 2.50% until 24 February 2024. In September 2017, ING Groep N.V. issued EUR 1,000 million securities that qualify as subordinated CRD IV Tier 2 notes with coupon of 1.625% until 26 September 2024. In April 2017 ING Groep N.V. issued EUR 1,000 million subordinated CRD IV Tier 2 securities replacing EUR 1,000 million subordinated Tier 2 securities issued by ING Bank N.V. In 2017 ING Groep N.V. issued other private placements with total notional amounts of JPN 22,000 million and USD 260 million.

In March, and October 2017 respectively, ING Groep N.V. redeemed the USD 1,100 million 7.20% perpetual and the USD 500 million 6.2% Perpetual Debt Securities. In September 2017 ING redeemed the USD 522 million Additional Tier 1 instrument issued by ING Capital Funding Trust III.

The average interest rate on subordinated loans is 4.73% (2016: 4.94%). The interest expense during the year 2017 was EUR 784 million (2016: EUR 816 million).

F-51	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Equity

18 Equity

Total equity
	2017	2016	2015
Share capital and share premium
– Share capital	39	39	928
– Share premium	17,006	16,950	16,054

	17,045	16,989	16,982
Other reserves
– Revaluation reserve: Available-for-sale and other	3,447	3,830	3,896
– Revaluation reserve: Cash flow hedge	263	777	666
– Revaluation reserve: Property in own use	203	204	326
– Net defined benefit asset/liability remeasurement reserve	–400	–371	–306
– Currency translation reserve	–1,663	–770	–538
– Share of associates and joint ventures and other	2,527	2,235	1,733
– Treasury shares	–15	–8	–18

	4,362	5,897	5,759
Retained earnings	27,022	24,371	22,231

Shareholders’ equity (parent)	48,429	47,257	44,972
Non-controlling interests	715	606	638

Total equity	49,144	47,863	45,610

Share capital and share premium

Share capital

Share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000			Amount
	2017	2016	2015	2017	2016	2015
Authorised share capital	14,729,000	14,729,000	14,500,000	147	147	3,480
Unissued share capital	10,843,210	10,850,516	10,629,817	108	108	2,552

Issued share capital	3,885,790	3,878,484	3,870,183	39	39	928

Changes in issued share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000	Amount
Issued share capital as at 1 January 2015	3,858,862	925
Issue of shares	11,321	3

Issued share capital as at 31 December 2015	3,870,183	928
Issue of shares	8,301	2
Transfer to share premium		–891

Issued share capital as at 31 December 2016	3,878,484	39
Issue of shares	7,306

Issued share capital as at 31 December 2017	3,885,790	39

ING Group Annual Report on Form 20-F 2017	F-52

Notes to the Consolidated financial statements - continued

In 2017, ING Groep N.V. issued 7.3 million ordinary shares (2016: 8.3 million depositary receipts for ordinary shares, converted into ordinary shares per 26 July 2016 and 2015: 11.3 million: depositary receipts for ordinary shares). These issues were made in order to fund obligations arising from share-based employee incentive programmes.

During the Annual General Meeting of Shareholders, in 2016, it was decided to reduce the par value per ordinary share from EUR 0.24 (2015) to EUR 0.01. As a result of this, EUR 891 million is attributed to the Share premium. For further information, reference is made to the section ‘Depository receipts for ordinary shares’, below.

In 2017, 2016 and 2015 respectively, ING Groep N.V. issued nil, USD 1,000 million and USD 2,250 million Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a result of this conversion, the issued share capital can increase by no more than 111 million and 250 million ordinary shares, respectively. Reference is made to Note 17 ‘Subordinated loans’.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. Ordinary shares are listed on various stock exchanges. The par value of ordinary shares is EUR 0.01 as of 26 July 2016, the date of amendment of the Articles of Association of ING Groep N.V. (2015: EUR 0.24). The authorised ordinary share capital of ING Groep N.V. currently consists of 14,729 million ordinary shares. As at 31 December 2017, 3,886 million ordinary shares were issued and fully paid.

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

Ordinary shares held by ING Group (Treasury shares)

As at 31 December 2017, 0.9 million ordinary shares (2016: 0.6 million ordinary shares and 2015: 1.5 million - depositary receipts for ordinary shares) of ING Groep N.V. with a par value of EUR 0.01 (2015: EUR 0.24) are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

F-53	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Share premium

Share premium
	2017	2016	2015
Opening balance	16,950	16,054	16,046
Issue of shares	56	5	8
Transfer from issued share capital		891

Closing balance	17,006	16,950	16,054

The increase in share premium, is a result of the issuance of ordinary shares, is related to share-based employee incentive programmes.

In 2016, the share premium increased by EUR 896 million, mainly as a result of a transfer from issued share capital as described above.

Other reserves

Revaluation reserve: Available-for-sale and other

Changes in revaluation reserve: Available-for-sale and other
	2017	2016	2015
Opening balance	3,830	3,896	6,838
Unrealised revaluations	–293	80	1,188
Realised gains/losses transferred to the statement of profit or loss	–90	–146	–94
Transfer to insurance liabilities/DAC			–254
Impact of deconsolidation of NN Group			–2,940
Impact of partial divestment of NN Group			–855
Changes in composition of the group and other changes			13

Closing balance	3,447	3,830	3,896

In 2017, the available-for-sale revaluation reserve decreased by EUR 383 million mainly due to the revaluation of shares in Bank of Beijing EUR –479 million, partly offset by revaluation of shares in Kotak Mahindra Bank EUR 302 million.

Following the purchase of VISA Europe by VISA Inc. in 2016, the available-for-sale equity securities were derecognised from the statement of financial position with a corresponding release of the available-for-sale revaluation reserve recognised in Equity of EUR 154 million. Reference is made to Note 7 ‘Share of results of associates and joint ventures, and Note 37 ‘Fair value of assets and liabilities’.

In 2015 Transfer to insurance liabilities/DAC comprised the change in insurance liabilities related to NN Group and Voya, until deconsolidation at the end of May 2015.

Revaluation reserve: Cash flow hedge

Changes in revaluation reserve: Cash flow hedge
	2017	2016	2015
Opening balance	777	666	3,877
Changes in cash flow hedge reserve	–514	111	–65
Impact of deconsolidation of NN Group			–2,507
Impact of partial divestment of NN Group			–649
Changes in composition of the group and other changes			10

Closing balance	263	777	666

ING Group Annual Report on Form 20-F 2017	F-54

Notes to the Consolidated financial statements - continued

Revaluation reserve: Property in own use

Changes in revaluation reserve: Property in own use
	2017	2016	2015
Opening balance	204	326	306
Unrealised revaluations	25	5	38
Impact of deconsolidation of NN Group			–9
Impact of partial divestment of NN Group			–3
Changes in composition of the group and other changes	–26	–127	–6

Closing balance	203	204	326

In 2017 and 2016 respectively the EUR –26 million and EUR –127 million is a transfer of revaluation reserve to retained earnings.

Reference is made to Note 27 ‘Discontinued Operations’, for further information on NN Group divestment transactions.

Net defined benefit asset/liability remeasurement reserve

Reference is made to Note 35 ‘Pension and other post-employment benefits’.

Currency translation reserve

Changes in currency translation reserve
	2017	2016	2015
Opening balance	–770	–538	–741
Unrealised revaluations	192	–76	–263
Impact of deconsolidation of NN Group			26
Impact of partial divestment of NN Group			8
Exchange rate differences	–1,085	–156	432

Closing balance	–1,663	–770	–538

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

The hedging strategy is to hedge the CET1 ratio. The net decrease in currency translation reserve of EUR 893 million is mainly caused by exchange rate differences in TRY, USD and AUD, which are not or only partly hedged.

Reference is made to Note 27 ‘Discontinued Operations’, for further information on NN Group divestment transactions.

Share of associates, joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
	2017	2016	2015
Opening balance	2,235	1,733	1,483
Result for the year	153	124	131
Transfer to/from retained earnings	139	265
Changes in composition of the group and other changes		113	119

Closing balance	2,527	2,235	1,733

F-55	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Treasury shares

Changes in treasury shares
	Amount			Number
	2017	2016	2015	2017	2016	2015
Opening balance	–8	–18	–46	600,634	1,464,025	4,302,122
Purchased/sold	–7	10	28	343,623	–863,391	–2,810,775
Share-based payments						–27,322

Closing balance	–15	–8	–18	944,257	600,634	1,464,025

Retained earnings

Changes in retained earnings
	2017	2016	2015
Opening balance	24,371	22,231	19,370
Transfer to/from share of associates and joint ventures reserves	–139	–265
Result for the year	5,311	4,851	4,795
Impact of partial divestment of NN Group			–258
Dividend	–2,564	–2,521	–1,393
Coupon on Undated subordinated notes issued by NN Group			–19
Employee stock options and share plans	21	75	105
Changes in composition of the group and other changes	22		–369

Closing balance	27,022	24,371	22,231

In 2017, a cash dividend of EUR 2,564 million was paid to the shareholders of ING Group.

In 2016, a cash dividend of EUR 2,521 million was paid to the shareholders of ING Group.

In 2015, a cash dividend of EUR 1,393 million was paid to the shareholders of ING Group.

In 2015, the coupon on Undated subordinated notes issued by NN Group comprised coupon payments for the five months, until deconsolidation of NN Group at the end of May 2015.

For further information, reference is made to Note 29 ‘Dividend per ordinary share’ and Note 27 ‘Discontinued Operations’.

Non-controlling interests

In 2015, Non-controlling interests decreased by EUR 7,434 million and was mainly related to the deconsolidation of NN Group. Reference is made to Note 27 ‘Discontinued Operations’.

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserves (being Available for-sale and other, Cash flow hedge, Property in own use, and Net defined benefit asset/liability remeasurement reserve), Currency translation reserve, Share of associates and joint ventures reserve, and the part of the Retained earnings that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2017, an amount of EUR 1,478 million (2016: EUR 1,325 million; 2015: EUR 1,201 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.

ING Group Annual Report on Form 20-F 2017	F-56

Notes to the Consolidated financial statements - continued

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

Non distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves
	2017	2016	2015
ING Bank	7,603	7,310	6,824
Other	75	69

Non-distributable reserves	7,678	7,379	6,824

Furthermore there are restrictions to the ability of subsidiaries, associates and joint ventures to distribute reserves to ING Groep N.V. as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate.

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint ventures to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group’s subsidiaries, associates and joint ventures. These considerations and limitations include, but are not restricted to, rating agency and regulatory views, which can change over time; it is not possible to disclose a reliable quantification of these limitations. For an overview of the minimal capital requirements of ING Group refer to the ‘Capital Management’ section.

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

F-57	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

ING Group Annual Report on Form 20-F 2017	F-58

Notes to the Consolidated financial statements - continued

Notes to the Consolidated statement of profit or loss

19 Net interest income

Net interest income
	2017	2016	2015
Interest income on loans	18,284	18,407	19,185
Interest income on impaired loans	54	69	42
Negative interest on liabilities	500	175	64

Total interest income on loans	18,838	18,651	19,291
Interest income on available-for-sale securities	1,340	1,659	1,785
Interest income on held-to-maturity securities	154	97	101
Interest income on trading derivatives	16,108	16,081	17,130
Interest income on other trading portfolio	1,028	728	677
Interest income on non-trading derivatives (no hedge accounting)	594	623	788
Interest income on non-trading derivatives (hedge accounting)	5,690	6,213	6,394
Other interest income	138	130	155

Interest income	43,890	44,182	46,321
Interest expense on deposits from banks	301	283	302
Interest expense on customer deposits	2,664	3,160	4,177
Interest expense on debt securities	2,054	2,290	2,535
Interest expense on subordinated loans	784	816	901
Interest expense on trading derivatives	16,117	16,263	17,405
Interest expense on other trading liabilities	744	210	207
Interest expense on non-trading derivatives (no hedge accounting)	895	652	652
Interest expense on non-trading derivatives (hedge accounting)	5,946	6,720	7,181
Other interest expense	331	363	360
Negative interest on assets	407	184	40

Interest expense	30,243	30,941	33,760

Net interest income	13,647	13,241	12,561

In 2017, the modest increase in total average assets combined with an improvement of the net interest margin, lead to an increase of EUR 406 million in net interest income. The modest increase in total average assets was mainly attributable to an increase in customer lending and cash and balances with central banks, largely offset by a decline in investments.

In 2016, the increase in total average assets (with the cash pool balances until March 2016 still calculated on a net basis in order to provide consistent information), combined with an improvement of the net interest margin, lead to an increase of EUR 680 million in net interest income. The increase in total average assets was mainly attributable to an increase in customer lending, partly offset by a decline in financial assets at fair value through profit or loss.

F-59	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

20 Net commission income

Fee and commission income
	2017	2016	2015
Funds transfer	1,172	1,103	1,014
Securities business	532	497	570
Insurance broking	176	181	185
Asset management fees	116	91	74
Brokerage and advisory fees	548	477	436
Other	1,321	1,232	1,132

	3,865	3,581	3,411

Included in Other, are commission fees of EUR 209 million (2016: EUR 202 million; 2015: EUR 171 million) in respect of bank guarantees, commission fees of EUR 52 million (2016: EUR 44 million; 2015: EUR 30 million) in respect of underwriting syndication loans, structured finance fees of EUR 136 million (2016: EUR 110 million; 2015: EUR 87 million), and collective instruments distributed but not managed by ING of EUR 165 million (2016: EUR 145 million; 2015: EUR 145 million).

Fee and commission expenses
	2017	2016	2015
Funds transfer	437	403	385
Securities business	150	166	158
Insurance broking	4	8	18
Asset management fees	5	5	2
Brokerage and advisory fees	192	166	140
Other	367	400	390

	1,155	1,148	1,093

21 Valuation results and net trading income

Valuation results and net trading income
	2017	2016	2015
Securities trading results	656	–369	1,352
Derivatives trading results	59	706	600
Change in fair value of derivatives relating to
– fair value hedges	–184	–170	81
– cash flow hedges (ineffective portion)	44	–16	31
– other non-trading derivatives	–301	2,103	830
Change in fair value of assets and liabilities (hedged items)	91	244	–67
Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading)	–56	–79	372
Foreign exchange transactions results	1,194	–898	–820
Other	9	24	66

	1,512	1,545	2,445

Securities trading results includes the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures, and forward contracts. Foreign exchange transactions results include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities.

The portion of trading gains and losses relating to trading securities still held as at 31 December 2017 amounts to EUR -68 million (2016: EUR -232 million; 2015: EUR 147 million).

ING Group Annual Report on Form 20-F 2017	F-60

Notes to the Consolidated financial statements - continued

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ and Note 13 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

ING Group’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. The results are presented in various lines within the statement of profit or loss. Reference is made to Note 19 ‘Net interest income’.

In 2017, Derivatives trading results includes EUR 47 million CVA/DVA adjustments on trading derivatives, compared with EUR 36 million CVA/DVA adjustment in 2016 (2015: EUR 98 million).

Valuation results and net trading income includes the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. In addition, Valuation results and net trading income includes the results on assets and liabilities designated at fair value through profit or loss.

Included in the Valuation results and net trading income are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates.

Valuation results and net trading income are reflected in the Consolidated statement of cash flows in the line Result before tax - Adjusted for: other.

The Valuation results on assets and liabilities designated as at fair value through profit or loss includes fair value changes on certain issued debt securities. Valuation results on assets and liabilities designated at fair value through profit or loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 13 ‘Financial liabilities at fair value through profit or loss’. Market conditions include in particular credit spread developments.

In 2017, Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading) includes fair value adjustments on own issued notes amounting to EUR –107 million (2016: EUR –70 million; 2015: EUR 404 million), of which DVA adjustment on own issued notes in 2017 amounted to EUR –79 million (2016: EUR –50 million; 2015: EUR 163 million).

In 2017, Valuation results and net trading income includes EUR –52 million related to warrants on the shares of Voya and NN Group (2016: EUR 33 million; 2015: EUR –19 million). Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’.

F-61	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

22 Investment income

Investment income
	2017	2016	2015
Dividend income	80	87	63
Realised gains/losses on disposal of debt securities	64	107	123
Impairments of available-for-sale debt securities			–17
Reversal of impairments of available-for-sale debt securities	3

Realised gains/losses and impairments of debt securities	67	107	106
Realised gains/losses on disposal of equity securities	48	236	67
Impairments of available-for-sale equity securities	–6	–13	–117

Realised gains/losses and impairments of equity securities	42	223	–50
Income from and fair value gains/losses on investment properties	3	4	4

Investment income	192	421	123

In 2016, Dividend income includes EUR 16 million received as a result of the merger between Equens SE and Worldline. Reference is made to Note 5 ‘Investments’.

In 2016, Realised gains/losses on disposal of equity securities includes mainly EUR 163 million comprising the gain on disposal of the shares held in VISA Europe Limited. For further information on the disposal of shares held in VISA Europe Limited, reference is made to Note 7 ‘Share of associates and joint ventures’, and Note 18 ‘Equity’.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income.

Impairments and reversals of impairment on investments per segment
	Impairments			Reversal of impairments
	2017	2016	2015	2017	2016	2015
Retail Belgium			–5
Wholesale Banking	–5	–8	–129	3
Corporate Line Banking	–1	–5

	–6	–13	–134	3	–	–

23 Result on disposal of group companies

Result on disposal of group companies
	2017	2016	2015
Baring Private Equity Partners	1	1	7
ING Lease UK			–5

	1	1	2

In 2017, 2016 and 2015 the Result on disposal of group companies included realised deferred profits on divestments in prior periods related to Baring Private Equity Partners. In addition, 2015 includes a release of goodwill related to the disposal of the remaining portfolios of ING Lease (UK). Reference is made to Note 9 ‘Intangible assets’.

In 2016 and 2015 the result on divestments of NN Group and the divestment of Voya was not included above but included in Net result from disposal of discontinued operations. Reference is made to Note 27 ‘Discontinued operations’, and Note 46 ‘Consolidated companies and businesses acquired and divested’.

ING Group Annual Report on Form 20-F 2017	F-62

Notes to the Consolidated financial statements - continued

24 Other income

In 2017, Other income of EUR 350 million (2016: EUR 173 million; 2015: EUR 66 million) includes EUR 121 million related to a tax charge at ING Australia Holdings Ltd, for which a full reimbursement is expected to be received from NN Group. Net operating lease income comprises income of EUR 24 million (2016: EUR 21 million; 2015: EUR 19 million) and depreciation of EUR 22 million (2016: EUR 19 million; 2015: EUR 17 million). The remainder of the Other income is mainly impacted by positive results on the sale of loans and property and increased renegotiations of mortgages.

In 2015, Other income – Other was mainly impacted by positive results on the sale of loans and property, partly offset by non-recurring charges related to increased prepayments and renegotiations of mortgages.

25 Staff expenses

Staff expenses
	2017	2016	2015
Salaries	3,273	3,224	3,221
Pension costs and other staff-related benefit costs	381	344	275
Social security costs	499	512	514
Share-based compensation arrangements	74	75	76
External employees	716	636	634
Education	76	70	68
Other staff costs	183	178	184

	5,202	5,039	4,972

Number of employees
	Netherlands			International			Total
	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]
Continuing operations - average number of employees at full time equivalent basis	13,141	13,660	14,586	38,363	38,283	38,134	51,504	51,943	52,720
Discontinued operations - average number of employees at full time equivalent basis			2,652			2,181			4,833

Total average number of employees at full time equivalent basis	13,141	13,660	17,238	38,363	38,283	40,315	51,504	51,943	57,553

1	Continuing operations - average number of employees includes, on an average basis, employees of the discontinued operations of NN Group as NN Group was deconsolidated from ING Group at the end of May 2015. Staff expenses for the five months ending 31 May 2015, was included in the Consolidated statement of profit or loss of ING Group in the line item Net result from discontinued operations. Reference is made to Note 27 ‘Discontinued operations’.

Share-based compensation arrangements include EUR 69 million (2016: EUR 69 million; 2015: EUR 63 million) relating to equity-settled share-based payment arrangements and EUR 5 million (2016: EUR 6 million; 2015: EUR 13 million) relating to cash-settled share-based payment arrangements.

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

F-63	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

ING grants three types of share awards, deferred shares, performance shares and upfront shares, which form part of the variable remuneration offering via the Long term Sustainably Performance Plan (LSPP). The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional, with the exception of the upfront shares which are immediately vested upon grant. In addition to the employment condition, the performance shares require a performance condition that needs to be satisfied before a vest can occur. The number of ING shares that would ultimately be vested at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares awarded to the Management Board members of ING Group (and NN Group in periods prior to 2015), as well as identified staff, have a retention obligation that must be adhered to upon vesting, a minimum retention of 12 months applies. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

In addition to the LSPP share awards, ING also pays a number of senior employees fixed shares. The number of shares are determined each month from a cash value that forms part of the employee fixed remuneration. The shares are immediately vested to the employee, but have a minimum holding requirement of two years before the employee can dispose of the shares. The fixed shares are not subject to holdback or clawback.

The information presented below on stock options and share plans on ING Groep N.V. shares includes personnel employed by entities that are presented as continuing operations as well as held for sale and discontinued operations.

In 2017, 54,768 share awards (2016: 61,532; 2015: nil) were granted to the members of the Executive Board of ING Groep N.V., 104,449 share awards (2016: 170,749; 2015: 106,013) were granted to the Management Board Banking. To senior management and other employees 4,846,903 share awards (2016: 6,590,039; 2015: 6,088,240) were granted.

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

Changes in option rights outstanding
	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2017	2016	2015	2017	2016	2015
Opening balance	25,574,912	37,311,131	52,559,607	15.53	17.54	16.95
Exercised	–2,216,764	–1,583,072	–3,251,420	5.89	5.40	5.97

Forfeited	–168,007	–244,959	–410,847	14.26	16.89	18.05
Expired	–8,048,161	–9,908,188	–11,586,209	24.18	24.67	18.13

Closing balance	15,141,980	25,574,912	37,311,131	12.36	15.53	17.54

As per 31 December 2017, total options outstanding consists of 10,156,219 options (2016: 16,861,694; 2015: 27,657,794) relating to equity-settled share-based payment arrangements and 4,985,761 options (2016: 8,713,218; 2015: 9,653,337) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2017 is EUR 13.81 (2016: EUR 10.43; 2015: 13.62). All option rights are vested.

ING Group Annual Report on Form 20-F 2017	F-64

Notes to the Consolidated financial statements - continued

Summary of stock options outstanding and exercisable
	Options outstanding and exercisable as at 31 December			Weighted average remaining contractual life			Weighted average exercise price
Range of exercise price in euros	2017	2016	2015	2017	2016	2015	2017	2016	2015
0.00 – 5.00	2,294,423	3,086,449	3,817,765	1.21	2.21	3.22	2.88	2.88	2.89
5.00 – 10.00	3,754,542	5,248,657	6,213,999	2.21	3.21	4.21	7.38	7.37	7.37
10.00 – 15.00	110,086	137,706	139,841	0.71	1.71	2.72	14.35	14.35	14.35
15.00 – 20.00	8,982,929	9,460,529	10,061,265	0.21	1.21	2.21	16.84	16.83	16.87
20.00 – 25.00		7,295,027	7,608,639		0.23	1.24		24.62	24.62
25.00 – 30.00		346,544	9,469,622		0.38	0.30		25.42	25.17

	15,141,980	25,574,912	37,311,131

All options outstanding are exercisable. As at 31 December 2017, the aggregate intrinsic value of options outstanding and exercisable is EUR 59 million (2016: EUR 64 million; 2015: EUR 68 million).

Cash received from stock option exercises for the year ended 31 December 2017 is EUR 10 million (2016: EUR 7 million; 2015: EUR 16 million).

Changes in share awards
	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2017	2016	2015	2017	2016	2015
Opening balance	8,382,963	8,737,014	12,706,264	10.44	10.04	7.37
Granted	5,006,120	6,822,320	6,194,253	13.20	10.20	13.00
Performance effect	379,934	543,891	453,699	10.47	8.68	6.40
Vested	–6,328,318	–7,569,972	–10,374,131	11.40	9.65	8.38
Forfeited	–218,420	–150,290	–243,071	10.83	10.58	8.91

Closing balance	7,222,279	8,382,963	8,737,014	11.46	10.44	10.04

As at 31 December 2017 the share awards consists of 6,416,705 share awards (2016: 7,294,633; 2015: 7,485,634) relating to equity-settled share-based payment arrangements and 805,574 share awards (2016: 1,088,330; 2015: 1,251,380) relating to cash-settled share-based payment arrangements.

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

As at 31 December 2017, total unrecognised compensation costs related to share awards amount to EUR 37 million (2016: EUR 41 million; 2015: EUR 45 million). These costs are expected to be recognised over a weighted average period of 1.4 years (2016: 1.4 years; 2015: 1.4 years).

F-65	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

26 Other operating expenses

Other operating expenses
	2017	2016	2015
IT related expenses[1]	737	740	753
Office expenses	587	580	618
Advertising and public relations	455	404	418
Travel and accommodation expenses	178	169	166
External advisory fees	353	320	246
Audit and non-audit services	22	19	18
Postal charges	50	48	56
Depreciation of property and equipment	319	330	327
Amortisation of intangible assets	179	187	270
Impairments and reversals on property and equipment and intangibles	18	107	27
Regulatory costs	901	845	620
Addition/(unused amounts reversed) of provision for reorganisations and relocations	–5	1,189	165
Addition/(unused amounts reversed) of other provisions	167	213	7
Contributions and subscriptions	91	82	68
Other	575	342	595

	4,627	5,575	4,354

1	Computer costs is renamed to IT related expenses

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 307 million (2016: EUR 310 million; 2015: EUR 281 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

Audit and non-audit services

Total audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
	2017	2016	2015
Audit fees	18	15	16
Audit related fees	1	1	1
Tax fees			1

Total[1]	19	16	18

1	The Group auditors did not provide any non-audit services except tax services in 2015. In 2016 and 2017 no non-audit services were provided.

Fees as disclosed in the table above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis. The amounts exclude Group’s auditors fees for entities presented as held for sale and discontinued operations. Increase in audit fees in 2017 relates primarily to audit activities for the implementation of IFRS 9.

Regulatory costs

Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund (SRF) and local bank taxes. As of 1 January 2016, the new ex-ante DGS in the Netherlands and the SRF came into effect resulting in increased Regulatory costs for the period. Included in Regulatory costs for 2017, are contributions to DGS of EUR 341 million (2016: EUR 316 million; 2015: EUR 233 million) mainly related to the Netherlands, Germany, Belgium, Poland, and Spain and contributions to the SRF of EUR 179 million (2016: EUR 176 million; 2015: EUR 143 million) related to National Resolution Funds.

In 2017 local bank taxes increased by EUR 30 million from EUR 351 million to EUR 381 million mainly due to a the full year Polish bank tax and higher taxes in the UK.

Addition/(unused amounts reversed) of provision for reorganisations and relocations

For Addition/(unused amounts reversed) on provision for reorganisations and relocations, reference is made to the disclosure on the reorganisation provision in Note 14 ‘Provisions’.

ING Group Annual Report on Form 20-F 2017	F-66

Notes to the Consolidated financial statements - continued

Tangible and Intangible impairments and reversals

Impairments and reversals of property and equipment and intangibles
	Impairment losses			Reversals of impairments			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Property and equipment	10	65	17	–24	–5	–14	–14	60	3
Property development	2	3	9				2	3	9
Software and other intangible assets	30	44	15				30	44	15

(Reversals of) other impairments	42	112	41	–24	–5	–14	18	107	27

In 2017, impairment losses on software and intangible assets mainly include software that was impaired to is Value in Use, related to the acceleration of the Think Forward Strategy.

In 2017, reversals of impairments on property and equipment, mainly include impairments on property in own use that were reversed following the sale of office buildings.

Other

Included in Other operating expenses – Other in 2017, is a net charge for the provision recognised in relation to floating interest rate derivatives that were sold in the Netherlands. Also included in this line, is a charge related to the provision recognised for reimbursement of expenses associated to the formalization of mortgages at ING Spain and a charge related to the provision recognised for a discontinued business in ING Luxembourg. Reference is made to Note 14 ‘Provisions’ and Note 45 ‘Legal proceedings’.

Other operating expenses – Other in 2016 included a EUR 116 million one-off procured cost savings in Belgium.

27 Discontinued operations

Total net result from discontinued operations comprises the results from NN Group and Voya.

Total net result from discontinued operations
	2017	2016	2015
NN Group			800

Net result from discontinued operations	–	–	800
NN Group			3

Net result from classification as discontinued operations	–	–	3
NN Group		441	–1,202
Voya			323

Net result from disposal of discontinued operations[1]	–	441	–879
NN Group		441	–399
Voya			323

Total net result from discontinued operations (before non-controlling interests)	–	441	–76

1 The tax effect on the result on disposal of discontinued operations in 2016 is EUR 2 million (2015: nil).

Net result from discontinued operations

Net result from discontinued operations comprises the total net result (after tax) of the businesses classified as discontinued operations and is presented separately in the statement of profit or loss.

In 2015, the statement of profit or loss of ING Group included, in the line Net result from discontinued operations, the net result of NN Group until deconsolidation at the end of May 2015 and a dividend of EUR 59 million received from NN Group.

F-67	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Net result from discontinued operations
	2017	2016	2015[1]
Total income			6,824
Total expenses			5,879

Result before tax from discontinued operations	–	–	945
Taxation			145

Net result from discontinued operations	–	–	800

1	NN Group.

Total comprehensive income for NN Group until deconsolidation at the end of May 2015 comprised EUR 1,718 million (attributable to equity holders of ING: EUR 941 million and to non-controlling interests: EUR 777 million). ING Group’s interest in NN Group was 54.77% until deconsolidation at the end of May 2015.

Net result from classification as discontinued operations

In 2015, Net result from classification as discontinued operations comprised the impact on the statement of profit or loss of the change in non-current non-financial assets of NN Group presented as assets and liabilities held for sale, prior to deconsolidation at the end of May 2015.

Net result from disposal of discontinued operations

In 2015, Net result from disposal of discontinued operations included mainly a profit of EUR 323 million on the sale of the last Voya shares in March 2015 to reduce ING Group’s stake in Voya from 18.9% to zero, a loss of EUR 1,224 million as a result of the further sale and deconsolidation of NN Group at the end of May 2015 and a loss of EUR 15 million on the further divestments of ING Group’s interest in NN Group in September 2015.

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

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. EUR 210 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three Anchor investors. EUR 128 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholders’ equity or the statement of profit or loss of ING Group.

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

Reference is made to Note 46 ‘Consolidated companies and businesses acquired and divested’.

ING Group Annual Report on Form 20-F 2017	F-68

Notes to the Consolidated financial statements - continued

Net cash flows from discontinued operations

The table below represents the net cash flows from businesses classified as discontinued operations, as included in the Consolidated statement of cash flows, until deconsolidation of the respective businesses:

Net cash flows from discontinued operations
	2017	2016	2015[1]
Operating cash flow			–1,409
Investing cash flow			2,619
Financing cash flow			526

Net cash flow	–	–	1,736

1	NN Group.

28 Earnings per ordinary share

Earnings per ordinary share
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Basic earnings	5,464	4,975	4,926	3,882.8	3,875.0	3,864.8	1.41	1.28	1.28
Basic earnings from discontinued operations		441	–415				0.00	0.11	–0.11

Basic earnings from continuing operations	5,464	4,534	5,341				1.41	1.17	1.39
Effect of dilutive instruments:
Stock option and share plans				2.8	3.5	5.5

				2.8	3.5	5.5
Diluted earnings	5,464	4,975	4,926	3,885.6	3,878.5	3,870.3	1.41	1.28	1.27
Diluted earnings from discontinued operations		441	–415				0.00	0.11	–0.11

Diluted earnings from continuing operations	5,464	4,534	5,341				1.41	1.17	1.38

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

F-69	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

29 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2015
– Interim dividend, paid in cash in August 2015	0.24	929
– Final dividend, paid in cash in May 2016	0.41	1,590

Total dividend in respect of 2015	0.65	2,519
In respect of 2016
– Interim dividend, paid in cash in August 2016	0.24	931
– Final dividend	0.42	1,629

Total dividend in respect of 2016	0.66	2,560
In respect of 2017
– Interim dividend, paid in cash in August 2017	0.24	933
– Final dividend	0.43	1,670

Total dividend in respect of 2017	0.67	2,603

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

Notes to the consolidated statement of cash flows

30 Net cash flow from investing activities

Information on the impact of companies acquired or disposed is presented in Note 46 ‘Consolidated companies and businesses acquired and divested’.

31 Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities
	2016	Cash Flows			Non cash changes				2017
		Additions	Redemptions / Disposals	Aquisitions	Amortisation	Other Changes	Changes in FV	Foreign exchange movement
Debt securities in issue	103,234	95,458	–96,837		132	–40	–915	–4,946	96,086
Subordinated Loans	17,223	2,331	–2,343		46		–94	–1,195	15,968

Total Liabilities from financing activities	120,457	97,789	–99,180	–	178	–40	–1,009	–6,141	112,054

32 Cash and cash equivalents

Cash and cash equivalents
	2017	2016	2015
Treasury bills and other eligible bills	391	512	363
Deposits from banks/Loans and advances to banks	–3,403	–2,492	–1,442
Cash and balances with central banks	21,989	18,144	21,458

Cash and cash equivalents at end of year	18,977	16,164	20,379

ING Group Annual Report on Form 20-F 2017	F-70

Notes to the Consolidated financial statements - continued

Treasury bills and other eligible bills included in cash and cash equivalents
	2017	2016	2015
Treasury bills and other eligible bills included in trading assets	5	126	228
Treasury bills and other eligible bills included in available-for-sale investments	386	386	135

	391	512	363

Deposits from banks/Loans and advances to banks
	2017	2016	2015
Included in cash and cash equivalents:
– deposits from banks	–8,563	–9,809	–10,312
– loans and advances to banks	5,160	7,317	8,870

	–3,403	–2,492	–1,442
Not included in cash and cash equivalents:
– deposits from banks	–28,258	–22,155	–23,501
– loans and advances to banks	23,651	21,541	21,118

	–4,607	–614	–2,383
Total as included in the statement of financial position:
– deposits from banks	–36,821	–31,964	–33,813
– loans and advances to banks	28,811	28,858	29,988

	–8,010	–3,106	–3,825

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

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands (Market Leaders)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

F-71	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The geographical segments for the Banking results are presented on page F-77.

Specification of geographical segments
Geographical segments	Main countries
The Netherlands

Belgium	Including Luxembourg

Germany	Including Austria

Other Challengers	Australia, France, Italy, Spain, Portugal, Czech Republic and UK Legacy run-off portfolio

Growth Markets	Poland, Romania, Turkey and Asian bank stakes

Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe

Other	Corporate Line Banking and the run-off portfolio of Real Estate

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. The published 2017 Annual Accounts of ING Group includes this financial information in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting in the Annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS -IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale segment, and in the regions the Netherlands, Belgium, Germany and Other Challengers. Reference is made to Note 1 ‘Accounting Policies’ for a reconciliation between IFRS-EU and IFRS-IASB.

Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived by excluding from IFRS the following: special items; the impact of divestments and Legacy Insurance.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the regular operating activities. Disclosures on comparative periods also reflect the impact of divestments. Legacy Insurance consists of the results from discontinued operations and the results from Insurance Other. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. The Corporate Line Banking includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS. Because underlying result is not determined in accordance with IFRS, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS Consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

ING Group Annual Report on Form 20-F 2017	F-72

Notes to the Consolidated financial statements - continued

b. ING Group

Reconciliation between IFRS and Underlying income, expenses and net result
2017	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Net result IFRS attributable to equity holder of the parent					5,464

Net result IFRS from continuing operations	18,590	10,505	2,539	82	5,464
Remove impact of:
Special items[2]	–121		–121		0
Insurance Other[3]	53		1		52

Underlying[4]	18,521	10,505	2,418	82	5,516

1	Net result, after tax and non-controlling interests.
2	Special items in 2017, comprise a tax charge at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group.
3	Insurance Other comprises the net result relating to warrants on the shares of Voya Financial and NN Group N.V.
4	Underlying figures are derived from figures according to IFRS by excluding the impact from divestments, special items, Insurance Other, and discontinued operations.

ING Group Total
2017	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	13,714	–68	13,646		13,646
– Net commission income	2,714		2,714		2,714
– Total investment and other income	2,144	17	2,162		2,162

Total underlying income	18,572	–51	18,521		18,521
Underlying expenditure
– Operating expenses	9,795	34	9,829		9,829
– Additions to loan loss provision	676		676		676

Total underlying expenses	10,472	34	10,505		10,505

Underlying result before taxation	8,100	–84	8,016		8,016
Taxation	2,440	–22	2,418		2,418
Non-controlling interests	82		82		82

Underlying net result	5,578	–62	5,516		5,516
Special items	0		0		0
Insurance Other				–52	–52

Net result IFRS (continuing operations)	5,578	–62	5,516	–52	5,464

Net result IFRS attributable to equity holder of the parent	5,578	–62	5,516	–52	5,464

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).

F-73	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Reconciliation between IFRS and Underlying income, expenses and net result
2016	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Net result IFRS attributable to equity holder of the parent					4,975
Net result from discontinued operations					–441

Net result IFRS from continuing operations	17,902	11,588	1,705	75	4,534
Remove impact of:
Special items[2]		–1,157	358		799
Insurance Other[3]	–33				–33

Underlying[4]	17,869	10,430	2,064	75	5,300

1	Net result, after tax and non-controlling interests.
2	Special items in 2016 primarily comprise restructuring charges and impairments related to the intended digital transformation programmes as announced in October 2016.
3	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial and NN Group N.V.
4	Underlying figures are derived from figures according to IFRS by excluding the impact from divestments, special items, Insurance Other, and discontinued operations.

ING Group Total
2016	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	13,317	–76	13,241		13,241
– Net commission income	2,434		2,433		2,433
– Total investment and other income	2,174	21	2,195		2,195

Total underlying income	17,925	–56	17,869		17,869
Underlying expenditure
– Operating expenses	9,445	11	9,456		9,456
– Additions to loan loss provision	974		974		974

Total underlying expenses	10,419	11	10,430		10,430
Underlying result before taxation	7,506	–67	7,439		7,439

Taxation	2,081	–17	2,064		2,064
Non-controlling interests	75		75		75

Underlying net result	5,350	–50	5,300		5,300
Special items	–799		–799		–799
Insurance Other				33	33

Net result IFRS (continuing operations)	4,551	–50	4,501	33	4,534
Total net result from discontinued operations NN Group				441	441

Net result IFRS attributable to equity holder of the parent	4,551	–50	4,501	474	4,975

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).

For information on discontinued operations, reference is made to Note 27 ‘Discontinued operations’.

ING Group Annual Report on Form 20-F 2017	F-74

Notes to the Consolidated financial statements - continued

Reconciliation between IFRS and Underlying income, expenses and net result
2015	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Net result IFRS attributable to equity holder of the parent					4,926
Net result from discontinued operations					415

Net result IFRS from continuing operations	18,007	10,673	1,924	69	5,341
Remove impact of:
Divestments[2]	–367				–367
Special items[3]		–77	19		58
Intercompany eliminations between ING Bank and NN Group[4]	28	1	7		20
Insurance Other[5]	45	–4	5	2	42

Underlying[6]	17,713	10,593	1,953	72	5,095

1	Net result, after tax and non-controlling interests.
2	Divestments in 2015 reflected the result from the merger between ING Vysya and Kotak Mahindra Bank
3	Special items in 2015 comprised additional charges related to previously announced restructuring programmes in Retail Netherlands.
4	Intercompany eliminations between ING Bank and NN Group, prior to deconsolidation at the end of May 2015.
5	Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial and NN Group N.V.
6	Underlying figures are derived from figures according to IFRS by excluding the impact from divestments, special items, Insurance Other, and discontinued operations.

ING Group Total
2015	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	12,744	–154	12,590		12,590
– Net commission income	2,320		2,320		2,320
– Total investment and other income	2,800	3	2,803		2,803

Total underlying income	17,864	–151	17,713		17,713
Underlying expenditure
– Operating expenses	9,231	15	9,246		9,246
– Additions to loan loss provision	1,347		1,347		1,347

Total underlying expenses	10,578	15	10,593		10,593

Underlying result before taxation	7,286	–166	7,120		7,120
Taxation	1,988	–35	1,953		1,953
Non-controlling interests	72		72		72

Underlying net result	5,226	–131	5,095		5,095
Divestments	367		367		367
Special items	–58		–58		–58
Intercompany eliminations between ING Bank and NN Group				–20	–20
Insurance Other				–42	–42

Net result IFRS (continuing operations)	5,535	–131	5,404	–63	5,341
Total net result from discontinued operations NN Group				–738	–738
Total net result from discontinued operations Voya				323	323

Net result IFRS attributable to equity holder of the parent	5,535	–131	5,404	–477	4,926

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).

For information on discontinued operations, reference is made to Note 27 ‘Discontinued operations’.

F-75	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

c. Banking activities

Segments Banking by line of business
2017	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,610	1,842	1,704	2,437	3,827	226	13,646
– Net commission income	601	408	215	384	1,108	–3	2,714
– Total investment and other income	257	224	–28	207	1,804	–301	2,162

Total underlying income	4,468	2,473	1,891	3,028	6,739	–78	18,521
Underlying expenditure
– Operating expenses	2,212	1,584	1,032	1,919	2,792	290	9,829
– Additions to loan loss provision	13	104	–10	284	284	1	676

Total underlying expenses	2,224	1,688	1,022	2,203	3,076	291	10,505

Underlying result before taxation	2,243	785	869	825	3,663	–369	8,016
Taxation	566	296	241	188	1,140	–13	2,418
Non-controlling interests		–2	2	67	15		82

Underlying net result	1,678	491	625	569	2,508	–356	5,516
Special items						0	0

Net result IFRS	1,678	491	625	569	2,508	–356	5,516

Segments Banking by line of business
2016	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
– Net commission income	546	385	183	320	1,003	–3	2,433
– Total investment and other income	237	253	51	432	1,266	–44	2,195

Total underlying income	4,436	2,573	1,923	2,859	6,019	59	17,869
Underlying expenditure
– Operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
– Additions to loan loss provision	171	175	–18	278	368		974

Total underlying expenses	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	3,079	–219	7,439
Taxation	422	306	315	178	840	2	2,064
Non-controlling interests		1	2	60	11		75

Underlying net result	1,282	653	738	620	2,227	–221	5,300
Special items	–192	–418		–12	–149	–27	–799

Net result IFRS	1,090	235	738	608	2,078	–248	4,501

ING Group Annual Report on Form 20-F 2017	F-76

Notes to the Consolidated financial statements - continued

Segments Banking by line of business
2015	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	3,683	1,953	1,634	1,935	3,538	–153	12,590
– Net commission income	515	397	172	278	962	–4	2,320
– Total investment and other income	205	195	104	195	2,231	–127	2,803

Total underlying income	4,403	2,546	1,910	2,408	6,731	–285	17,713
Underlying expenditure
– Operating expenses	2,475	1,532	842	1,594	2,559	245	9,246
– Additions to loan loss provision	433	169	57	210	478		1,347

Total underlying expenses	2,908	1,701	899	1,804	3,036	245	10,593

Underlying result before taxation	1,495	845	1,012	604	3,694	–530	7,120
Taxation	391	255	328	142	961	–125	1,953
Non-controlling interests		6	2	48	16		72

Underlying net result	1,104	583	681	414	2,717	–404	5,095
Divestments				367			367
Special items	–58						–58

Net result IFRS	1,046	583	681	781	2,717	–404	5,404

Geographical segments Banking
2017	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,480	2,089	2,172	1,527	1,515	1,636	227	13,646
– Net commission income	871	519	269	232	316	509	–3	2,714
– Total investment and other income	1,141	574	148	–49	296	245	–193	2,162

Total underlying income	6,492	3,183	2,589	1,709	2,127	2,390	31	18,521
Underlying expenditure
– Operating expenses	2,930	2,063	1,154	1,142	1,126	1,113	301	9,829
– Additions to loan loss provision	3	160	–15	201	241	85	1	676

Total underlying expenses	2,933	2,223	1,140	1,344	1,367	1,198	301	10,505

Underlying result before taxation	3,559	960	1,449	366	760	1,192	–270	8,016
Taxation	882	416	459	132	151	379	–1	2,418
Non-controlling interests		–2	2		82			82

Underlying net result	2,677	546	988	234	527	813	–269	5,516
Special items							0	0

Net result IFRS	2,677	546	988	234	527	813	–269	5,516

F-77	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Geographical segments Banking
2016	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,699	2,183	2,025	1,373	1,274	1,579	107	13,241
– Net commission income	779	482	241	171	309	452	–2	2,433
– Total investment and other income	967	462	–21	136	460	202	–12	2,195

Total underlying income	6,445	3,128	2,245	1,681	2,043	2,233	94	17,869
Underlying expenditure
– Operating expenses	3,301	1,796	987	951	1,103	1,029	290	9,456
– Additions to loan loss provision	310	215	–13	120	240	103		974

Total underlying expenses	3,610	2,010	973	1,071	1,343	1,132	290	10,430

Underlying result before taxation	2,835	1,118	1,272	610	700	1,101	–197	7,439
Taxation	705	319	395	174	125	335	10	2,064
Non-controlling interests		1	2		71			75

Underlying net result	2,130	797	875	436	504	766	–207	5,300
Special items	–268	–491		–13			–27	–799

Net result IFRS	1,863	306	875	423	504	766	–234	4,501

Geographical segments Banking
2015	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,677	2,287	1,812	1,268	1,147	1,551	–153	12,590
– Net commission income	754	497	215	156	267	435	–4	2,320
– Total investment and other income	1,428	402	83	14	330	580	–33	2,803

Total underlying income	6,861	3,185	2,109	1,439	1,743	2,566	–189	17,713
Underlying expenditure
– Operating expenses	3,220	1,943	917	840	1,061	1,003	262	9,246
– Additions to loan loss provision	654	166	77	99	176	175		1,347

Total underlying expenses	3,875	2,109	994	938	1,237	1,178	262	10,593

Underlying result before taxation	2,985	1,075	1,115	501	506	1,387	–451	7,120
Taxation	779	304	370	172	79	367	–117	1,953
Non-controlling interests		6	2		64			72

Underlying net result	2,206	765	743	329	363	1,021	–334	5,095
Divestments					367			367
Special items	–58							–58

Net result IFRS	2,148	765	743	329	730	1,021	–334	5,404

IFRS statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

ING Group Annual Report on Form 20-F 2017	F-78

Notes to the Consolidated financial statements - continued

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

The tables below provide additional information, for the years 2017, 2016 and 2015 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country/tax jurisdiction.

F-79	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Additional information by country
2017
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets	Result before tax	Taxation
The Netherlands	The Netherlands	ING Bank N.V.	Wholesale banking/Retail banking	13,141	6,396	239,342	2,940	812
Belgium	Belgium	ING België N.V.	Wholesale banking/Retail banking	8,893	3,041	119,068	1,093	455
	Luxembourg	ING Luxembourg S.A.	Wholesale banking/Retail banking	777	298	14,748	68	27
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/Retail banking	8,664	1,119	29,976	444	112
	Germany	ING DiBa A.G.	Wholesale banking/Retail banking	4,587	2,477	138,185	1,405	448
	Romania	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,968	314	5,940	135	23
	Spain	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,135	509	23,858	97	25
	Italy	Branch of ING Bank N.V.	Wholesale banking/Retail banking	838	336	16,728	–4	7
	UK	Branch of ING Bank N.V.	Wholesale banking	603	550	78,573	324	76
	France[1]	Branch of ING Bank N.V.	Wholesale banking/Retail banking	591	310	10,678	93	32
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	270	136	1,607	78	20
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking/Retail banking	245	–5	5,640	–55	–11
	Hungary	Branch of ING Bank N.V.	Wholesale banking	146	32	1,003		2
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	497	14	677	2	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	106	30	321	9	2
	Austria	Branch of ING DiBa A.G.	Wholesale banking/Retail banking	225	80	682	25	–1
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	70	9	268	–2
	Ireland	Branch of ING Bank N.V.	Wholesale banking	43	57	2,337	47	6
	Portugal	Branch of ING Bank N.V.	Wholesale banking	11	14	667	9	3
	Switzerland	Branch of ING België N.V.	Wholesale banking	204	224	9,737	145	38
North America	Canada	Belgian Overseas Agencies Ltd.	Wholesale banking			2
	USA	ING Financial Holdings Corp.	Wholesale banking	564	724	42,873	371	134
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	78	47	1,184	16	4
	Colombia	ING Capital Colombia S.A.S.	Wholesale banking	2	1	2
	Mexico	ING Consulting, S.A. de C.V.	Wholesale banking	8	1	2	–2
Asia	China	Branch of ING Bank N.V.	Wholesale banking	81	35	2,298	7	–2
	Japan	Branch of ING Bank N.V.	Wholesale banking	35	33	2,238	17	11
	Singapore	Branch of ING Bank N.V.	Wholesale banking	512	297	25,803	133	9
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	108	94	7,850	55	7
	Philippines	Branch of ING Bank N.V.	Wholesale banking	604	18	322	6	2
	South Korea	Branch of ING Bank N.V.	Wholesale banking	82	55	4,602	21	6
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	33	23	3,910	11
	Indonesia	PT ING Securities	Wholesale banking
		Indonesia		5	1	6
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	5		29	–1
	India	Branch of ING Bank N.V.	Wholesale banking		1	2	1
	Turkey	ING Bank A.S.	Wholesale banking/Retail banking	5,221	741	13,798	267	54
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale banking	10			–2
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,143	577	37,982	330	235
Other	Mauritius	ING Mauritius Ltd.	Investment management		1	939

Total				51,504	18,590	843,878	8,085	2,539

1	Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.5 million.

ING Group Annual Report on Form 20-F 2017	F-80

Notes to the Consolidated financial statements - continued

Australia has a very high tax charge due to a tax charge at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group. Although the impact on net result was nil, this special item affected both the tax and ‘other income’ line in the consolidated statement of profit or loss.

Due to the tax reforms in the US and Belgium, which resulted in a tax charge to record a reduction in deferred tax assets, the tax charge is significantly higher.

Austria, China, Singapore and Taiwan all have lower tax charges due to prior year adjustments.

F-81	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Additional information by country
2016
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets	Result before tax	Taxation
The Netherlands	The Netherlands	ING Bank N.V.	Wholesale banking/Retail banking	13,660	6,367	292,255	1,941	493
Belgium	Belgium	ING België N.V.	Wholesale banking/Retail banking	9,348	3,057	131,431	457	109
	Luxembourg	ING Luxembourg S.A.	Wholesale banking/Retail banking	793	274	10,783	138	32
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/Retail banking	8,735	992	26,581	379	90
	Germany	ING DiBa A.G.	Wholesale banking/Retail banking	4,341	2,117	134,902	1,187	377
	Romania	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,806	288	5,456	123	21
	Spain	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,116	498	23,309	197	51
	Italy	Branch of ING Bank N.V.	Wholesale banking/Retail banking	833	376	15,920	100	33
	UK	Branch of ING Bank N.V.	Wholesale banking	599	504	29,830	290	154
	France[1]	Branch of ING Bank N.V.	Wholesale banking/Retail banking	613	280	8,614	56	18
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	276	118	2,008	69	7
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking/Retail banking	220	77	3,653	40	8
	Hungary	Branch of ING Bank N.V.	Wholesale banking	152	37	1,358	–1	3
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	400	14	715	3	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	111	59	622	47	7
	Austria	Branch of ING DiBa A.G.	Wholesale banking/Retail banking	196	86	360	37	–4
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	76	9	274	–	–
	Ireland	Branch of ING Bank N.V.	Wholesale banking	42	53	1,910	54	7
	Portugal	Branch of ING Bank N.V.	Wholesale banking	11	14	642	10	3
	Switzerland	Branch of ING België N.V.	Wholesale banking	192	187	9,150	122	33
North America	Canada	Belgian Overseas Agencies Ltd.	Wholesale banking	–	–	1	–	–
	USA	ING Financial Holdings Corp.	Wholesale banking	519	732	42,571	377	110
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	70	43	2,097	13	–
	Colombia	ING Capital Colombia S.A.S.	Wholesale banking	2	–	1	–	–
	Mexico	ING Consulting, S.A. de C.V.	Wholesale banking	7	1	2	–1	–
Asia	China	Branch of ING Bank N.V.	Wholesale banking	72	36	2,049	7	–2
	Japan	Branch of ING Bank N.V.	Wholesale banking	33	36	3,702	22	9
	Singapore	Branch of ING Bank N.V.	Wholesale banking	502	194	25,780	22	5
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	106	80	5,964	40	7
	Philippines	Branch of ING Bank N.V.	Wholesale banking	423	17	402	4	–2
	South Korea	Branch of ING Bank N.V.	Wholesale banking	87	46	4,107	14	–1
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	32	15	2,484	3	1
	Indonesia	PT ING Securities Indonesia	Wholesale banking	5	1	7	–	–
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	5	–	3	–	–
	India	Branch of ING Bank N.V.	Wholesale banking	–	–	2	–	–
	Turkey	ING Bank A.S.	Wholesale banking/Retail banking	5,497	757	15,864	225	45
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale banking	10	–	1	–2	–
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,053	505	36,691	309	90
Other	Mauritius	ING Mauritius Ltd.	Investment management	–	32	715	32	–

Total				51,943	17,902	842,216	6,314	1,705

1	Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 1 million (2015: EUR 3 million).

ING Group Annual Report on Form 20-F 2017	F-82

Notes to the Consolidated financial statements - continued

The UK has a high tax charge due to changes in tax law and prior year adjustments.

Russia, China, Philippines and South Korea all have lower tax charges due to prior year adjustments.

Austria has an inverse tax charge due to the recognition of a tax asset for previously unrecognised tax losses.

Brazil has a low tax charge due to the combination of relatively high exempt income with a decreased profit.

Mauritius has no tax charge as the partial sale of Kotak Mahindra Bank shares in September 2016 was tax exempt.

F-83	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Additional information by country
2015
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main activity	Average number of employees at full time equivalent basis	Total Income	Total assets[2]	Result before tax	Taxation
The Netherlands	The Netherlands[2]	ING Bank N.V.	Wholesale banking/Retail banking	14,586	6,427	468,506	2,060	678
Belgium	Belgium	ING België N.V.	Wholesale banking/Retail banking	9,645	3,091	130,916	1,109	329
	Luxembourg	ING Luxembourg S.A.	Wholesale banking/Retail banking	774	298	9,331	166	35
Rest of Europe	Poland	ING Bank Slaski S.A.	Wholesale banking/Retail banking	8,713	903	25,666	317	60
	Germany	ING DiBa A.G.	Wholesale banking/Retail banking	4,052	2,000	126,171	1,044	353
	Romania	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,596	221	4,685	78	13
	Spain	Branch of ING Bank N.V.	Wholesale banking/Retail banking	1,076	423	24,457	144	52
	Italy	Branch of ING Bank N.V.	Wholesale banking/Retail banking	824	202	15,828	–87	–15
	UK	Branch of ING Bank N.V.	Wholesale banking	642	556	32,156	362	–19
	France[1]	Branch of ING Bank N.V.	Wholesale banking/Retail banking	625	256	7,489	67	23
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale banking	288	185	2,520	131	32
	Czech Republic	Branch of ING Bank N.V.	Wholesale banking/Retail banking	211	64	2,519	30	5
	Hungary	Branch of ING Bank N.V.	Wholesale banking	162	46	1,129	13	5
	Slovakia	Branch of ING Bank N.V.	Wholesale banking	265	13	573	8	2
	Ukraine	PJSC ING Bank Ukraine	Wholesale banking	120	46	616	27	5
	Austria	Branch of ING DiBa A.G.	Retail banking	169	93	321	51	9
	Bulgaria	Branch of ING Bank N.V.	Wholesale banking	76	10	267	–2	–
	Ireland	Branch of ING Bank N.V.	Wholesale banking	39	64	1,697	36	5
	Portugal	Branch of ING Bank N.V.	Wholesale banking	2	3	616	3	1
	Switzerland	Branch of ING België N.V.	Wholesale banking	177	187	6,927	105	30
North America	Canada	Belgian Overseas Agencies Ltd.	Wholesale banking	–	–	–	–	–
	USA	ING Financial Holdings Corp.	Wholesale banking	492	720	47,784	423	122
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale banking	56	48	1,496	32	12
	Mexico	ING Consulting, S.A. de C.V.	Wholesale banking	8	–	1	–	–
Asia	China	Branch of ING Bank N.V.	Wholesale banking	59	39	1,551	16	10
	Japan	Branch of ING Bank N.V.	Wholesale banking	30	31	6,772	20	9
	Singapore	Branch of ING Bank N.V.	Wholesale banking	472	386	19,111	230	30
	Hong Kong	Branch of ING Bank N.V.	Wholesale banking	103	85	5,052	49	1
	Philippines	Branch of ING Bank N.V.	Wholesale banking	249	22	436	5	3
	South Korea	Branch of ING Bank N.V.	Wholesale banking	68	53	3,642	23	6
	Taiwan	Branch of ING Bank N.V.	Wholesale banking	34	23	1,744	12	1
	Indonesia	PT ING Securities	Wholesale banking
		Indonesia		5	1	7	–	–
	Malaysia	Branch of ING Bank N.V.	Wholesale banking	4	–	4	–	–
	India	Branch of ING Bank N.V.	Wholesale banking	–	–	2	–	–
	Turkey	ING Bank A.S.	Wholesale banking/Retail banking	6,070	641	17,544	155	34
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale banking	7	–	–	–1	–
Australia	Australia	ING Bank (Australia) Ltd.	Retail banking	1,021	490	33,507	328	92
Other	Mauritius	ING Mauritius Ltd.	Investment management	–	380	1,186	380	–

Total				52,720	18,007	1,002,228	7,334	1,924

1	Public subsidies received, as defined in article 89 of the CRD IV, amounted to EUR 3 million in 2015.
2	Included in Total assets – the Netherlands, is EUR 2,153 million related to the Investment in associate held for sale, NN Group.

ING Group Annual Report on Form 20-F 2017	F-84

Notes to the Consolidated financial statements - continued

The Netherlands has a high tax charge, partly due to the non-deductible Dutch bank tax and partly due to the recognition of a deferred tax liability regarding previously deducted (UK) branch losses.

The UK has a low tax charge due to the recognition of previously unrecognised tax losses carried forward.

Mauritius has no tax charge, due to an unrealised tax exempt result, following the merger of ING Vysya with Kotak in April 2015.

F-85	ING Group Annual Report on Form 20-F 2017

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

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries are designed to comply with applicable local regulations governing investments and funding levels.

ING Group provides other post-employment benefits to certain employees and former employees. These are primarily post-employment healthcare benefits and discounts on ING products provided to employees and former employees.

Statement of financial position - Net defined benefit asset/liability

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation		Funded Status
	2017	2016	2017	2016	2017	2016
The Netherlands	408	414	568	576	–160	–162
United States	176	182	233	243	–57	–61
United Kingdom	1,864	1,983	1,326	1,377	538	606
Belgium	597	641	672	776	–75	–135
Other countries	161	117	341	277	–180	–160

Funded status (Net defined benefit asset/liability)	3,206	3,337	3,140	3,249	66	88
Presented as:
– Other assets					542	609
– Other liabilities					–476	–521

					66	88

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2017. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

ING Group Annual Report on Form 20-F 2017	F-86

Notes to the Consolidated financial statements - continued

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets
	2017	2016
Opening balance	3,337	3,141
Interest income	70	87
Remeasurements: Return on plan assets excluding amounts included in interest income	52	467
Employer’s contribution	24	76
Participants contributions	2	2
Benefits paid	–186	–137
Exchange rate differences	–93	–299

Closing balance	3,206	3,337
Actual return on the plan assets	122	554

As at 31 December 2017 the various defined benefit plans did not hold any direct investments in ING Groep N.V. (2016: nil). During 2017 there were no purchases or sales of assets between ING and the pension fund.

ING does not manage the pension funds and thus receives no compensation for fund management. The pension fund has not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No plan assets are expected to be returned to ING Group during 2018.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2017	2016	2017	2016
Opening balance	3,249	2,996	87	98
Current service cost	34	32	–3	–25
Interest cost	66	79	3	3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	–7	–17	9	10
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	71	498
Participants’ contributions	2	1
Benefits paid	–189	–148	–1	–1
Past service cost		2
Effect of curtailment or settlement	–3	–2
Exchange rate differences	–83	–192	–8	2

Closing balance	3,140	3,249	87	87

F-87	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
	2017	2016
Opening balance	–371	–306
Remeasurement of plan assets	52	467
Actuarial gains and losses arising from changes in demographic assumptions	7	17
Actuarial gains and losses arising from changes in financial assumptions	–71	–498
Taxation	–17	–51

Total Other comprehensive income movement for the year	–29	–65

Closing balance	–400	–371

In 2017, EUR 52 million Remeasurement of plan assets and EUR -71 million Actuarial gains and losses arising from changes in financial assumptions are mainly due to a decrease in discount rates.

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR -476 million (EUR -400 million after tax) as at 31 December 2017 (2016: EUR -483 million, EUR -371 million after tax).

Amounts recognised in statement of profit or loss related to pension and other staff related benefits are as follows:

Pension and other staff-related benefit costs
	Net defined benefit asset/liability			Other post-employment benefits			Other			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Current service cost	34	32	34	–3	–25	–7	–2	11	–8	29	18	19
Past service cost		2	–11								2	–11
Net Interest cost	–4	–8	–9	3	3	1	1	2	2		–3	–6
Effect of curtailment or settlement	–3	–2	–3			–9			–52	–3	–2	–64
Other									13			13

Defined benefit plans	27	24	11	–	–22	–15	–1	13	–45	26	15	–49
Defined contribution plans										355	329	324

										381	344	275

Determination of the net defined benefit asset/liability

The defined net benefit asset/liability is reviewed and adjusted annually. The assumptions used in the determination of the net defined benefit asset/liability and the Other post-employment benefits include discount rates, mortality rates, expected rates of salary increases (excluding promotion increases), and indexation. The rates used for salary developments, interest discount factors, and other adjustments reflect country-specific conditions

The key assumption in the determination of the net defined benefit asset/liability is the discount rate. The discount rate is the weighted average of the discount rates that are applied in different regions where the Group has defined benefit pension plans (weighted by defined benefit obligation). The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2017 was 2.00% (2.10% in 2016) based on the pension plan in the Netherlands, Germany, Belgium, The United States of America, and the United Kingdom. The average discount rate for Other post-employment benefits 3.20% (3.50% in 2016).

ING Group Annual Report on Form 20-F 2017	F-88

Notes to the Consolidated financial statements - continued

Sensitivity analysis of key assumptions

ING performs sensitivity analysis on the most significant assumptions: discount rates, mortality, expected rate of salary increase, and indexation. The sensitivity analysis has been carried out under the assumption the changes occurred at the end of the reporting period.

The sensitivity analysis calculates the financial impact on the defined benefit obligation if the weighted averages of each significant actuarial assumption would increase or decrease if all other assumptions were held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated. Changes to mortality, expected rate or salary increase, and indexation would have no material impact to the defined benefit obligation. The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1% creates a financial impact of EUR -480 million and EUR 619 million respectively.

Expected cash flows

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries are designed to comply with applicable local regulations governing investments and funding levels. ING Group’s subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis.

For 2018 the expected contributions to pension plans are EUR 32 million.

The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2018-2022 are estimated to be between EUR 91 million and EUR 112 million per annum. From 2023 to 2027 the total payments made by the plan are expected to be EUR 423 million.

36 Taxation

Statement of financial position - Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
2017	Net liability (–) Net asset (+) 2016	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (–) Net asset (+) 2017
Investments	–799	123	116	5		–555
Investment properties	–5					–5
Financial assets and liabilities at fair value through profit or loss	697		–290	12		419
Depreciation	–33		5	4		–24
Cash flow hedges	–238	167		–1		–72
Pension and post-employment benefits	112	–25	–6	–5		76
Other provisions	255		–48	–6	–3	198
Receivables	570		49	–5		614
Loans and advances to customers	491	–2	–210			279
Unused tax losses carried forward	57		–60	–5		–8
Other	–90	–10	–80	2		–178

	1,017	253	–524	1	–3	744
Presented in the statement of financial position as:
– deferred tax liabilities	–624					–362
– deferred tax assets	1,641					1,106

	1,017					744

The deferred tax balance recorded under ‘Unused tax losses carried forward’ is the balance of recognised deferred assets (DTA) for unused tax losses carried forward and the deferred tax liability (DTL) recorded regarding previously deducted UK tax losses in the Netherlands. Due to increased profitability in the United Kingdom (UK) all UK carry forward losses have been recognised during 2017 and a corresponding DTL in the Netherlands has been taken up accordingly. The DTA and DTL amount to EUR 128 million and EUR -136 million respectively creating a net deferred tax liability of EUR -8 million.

F-89	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Changes in deferred tax
2016	Net liability (–) Net asset (+) 2015	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (–) Net asset (+) 2016
Investments	–780	74	–82	–10	–1	–799
Investment properties	–2		–3			–5
Financial assets and liabilities at fair value through profit or loss	739		–58	16		697
Depreciation	–46		13			–33
Cash flow hedges	–192	–51		4	1	–238
Pension and post-employment benefits	201	–20	–84	15		112
Other provisions	24		228	2	1	255
Receivables	441		120	9		570
Loans and advances to customers	788		–248	–7	–42	491
Unused tax losses carried forward	118		–34	–24	–3	57
Other	–97	–1	–32	40		–90

	1,194	2	–180	45	–44	1,017
Presented in the statement of financial position as:
– deferred tax liabilities	–589					–624
– deferred tax assets	1,783					1,641

	1,194					1,017

Deferred tax in connection with unused tax losses carried forward
	2017	2016
Total unused tax losses carried forward	1,732	1,876
Unused tax losses carried forward not recognised as a deferred tax asset	1,074	973

Unused tax losses carried forward recognised as a deferred tax asset	658	903
Average tax rate	19.5%	22.5%
Deferred tax asset	128	203

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2017	2016	2017	2016
Within 1 year	2	2		2
More than 1 year but less than 5 years	350	383	38	56
More than 5 years but less than 10 years	31	30
More than 10 years but less than 20 years	18	18
Unlimited	673	540	620	845

	1,074	973	658	903

The above mentioned deferred tax of EUR 128 million (2016: EUR 203 million) and the related unused tax losses carried forward exclude the deferred tax liability recorded in the Netherlands with respect to the recapture of previously deducted UK tax losses in the Netherlands for the amount of EUR -136 million (2016: EUR -146 million). The comparative figures in the two tables above have been adjusted accordingly.

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

ING Group Annual Report on Form 20-F 2017	F-90

Notes to the Consolidated financial statements - continued

Breakdown of certain net deferred tax asset positions by jurisdiction
	2017	2016
Italy	107	113

	107	113

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current or the preceding year. In 2017, the aggregate amount for the most significant entities is EUR 107 million (2016: EUR 113 million).

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

As at 31 December 2017 and 31 December 2016, ING Groep N.V. had no significant temporary differences associated with the parent company’s investments in subsidiaries as any economic benefit from those investments will not be taxable at parent company level.

Statement of profit or loss – Taxation

Taxation by type
	Netherlands			International			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Current taxation	488	150	–42	1,527	1,375	1,413	2,015	1,525	1,371
Deferred taxation	324	343	694	200	–163	–141	524	180	553

	812	493	652	1,727	1,212	1,272	2,539	1,705	1,924

The deferred tax charge in 2016 in the Netherlands has decreased and the current tax charge has increased as a result of the full utilisation of prior year tax losses.

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2017	2016[1]	2015
Result before tax from continuing operations	8,085	6,314	7,334
Weighted average statutory tax rate	27.5%	27.1%	26.9%

Weighted average statutory tax amount	2,226	1,708	1,975
Participation exemption	–45	–72	–34
Other income not subject to tax	–74	–111	–162
Expenses not deductible for tax purposes	156	132	154
Impact on deferred tax from change in tax rates	55	–1	12
Deferred tax benefit from previously unrecognised amounts	–4	–18	54
Current tax from previously unrecognised amounts	66	–22	–63
Write-off/reversal of deferred tax assets	2	33	18
State and local taxes	47	33
Adjustment to prior periods	110	23	–30

Effective tax amount	2,539	1,705	1,924

Effective tax rate	31.4%	27.0%	26.2%

1	‘Other income not subject to tax’ and Expenses not deductible for tax purposes’ have been adjusted to reflect the impact of income taxes other than corporate (statutory) income tax on the line ‘State and local taxes’.

The weighted average statutory tax rate in 2017 does not significantly differ compared to 2016.

The effective tax rate in 2017 is 31.4%.

F-91	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The effective tax rate in 2017 is significantly higher than the weighted average statutory tax rate. This was caused by the following items:

•	A relatively high amount of prior period tax adjustments which ING, for the most part is expected to be reimbursed by NN Group (reimbursement is included in the result before tax), recorded under ‘Adjustment to prior periods’;

•	Impact on deferred tax positions following changes in the income tax rate in the USA and Belgium, recorded under ‘Impact on deferred tax from change in tax rates’; and

•	The recapture of previously deducted UK tax losses in the Netherlands due to increased profitability in the United Kingdom, recorded under ‘Current tax from previously unrecognised amounts’.

The effective tax rate in 2016 is almost equal to the weighted average statutory tax rate. This is mainly caused by the fact the non- taxable income and the recognition of tax benefits from previously unrecognised amounts are almost fully offset by non-deductible expenses, and the write-off of deferred tax assets and the adjustments to prior periods.

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

Equity - Other comprehensive income

Income tax related to components of other comprehensive income
	2017	2016	2015
Unrealised revaluations available-for-sale investments and other revaluations	103	17	111
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	20	57	39
Changes in cash flow hedge reserve	167	–51	24
Remeasurement of the net defined benefit asset/liability	–25	–20	–13
Exchange rate differences and other			–46
Changes in composition of the group and other changes	–12	–1

Total income tax related to components of other comprehensive income	253	2	115

Tax Contingency

The contingent liability in connection with taxation in the Netherlands refers to a possible obligation arising from the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed only by the occurrence of future profits in the United Kingdom.

37 Fair value of assets and liabilities

a) Financial assets and liabilities

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

ING Group Annual Report on Form 20-F 2017	F-92

Notes to the Consolidated financial statements - continued

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value

	2017	2016	2017	2016
Financial assets
Cash and balances with central banks	21,989	18,144	21,989	18,144
Loans and advances to banks	28,911	28,940	28,811	28,858
Financial assets at fair value through profit or loss
– trading assets	116,748	114,504	116,748	114,504
– non-trading derivatives	2,231	2,490	2,231	2,490
– designated as at fair value through profit or loss	4,242	5,099	4,242	5,099
Investments
– available-for-sale	69,730	82,912	69,730	82,912
– held-to-maturity	9,378	8,809	9,343	8,751
Loans and advances to customers	588,998	578,596	571,909	560,154
Other assets[1]	11,744	13,258	11,744	13,258

	853,971	852,752	836,747	834,170
Financial liabilities
Deposits from banks	36,868	32,352	36,821	31,964
Customer deposits	540,547	523,850	539,828	522,908
Financial liabilities at fair value through profit or loss
– trading liabilities	73,596	83,167	73,596	83,167
– non-trading derivatives	2,331	3,541	2,331	3,541
– designated as at fair value through profit or loss	11,215	12,266	11,215	12,266
Other liabilities[2]	14,488	15,247	14,488	15,247
Debt securities in issue	96,736	103,559	96,086	103,234
Subordinated loans	16,457	17,253	15,968	17,223

	792,238	791,235	790,333	789,550

1	Other assets do not include, among others: (deferred) tax assets, net defined benefit asset, inventory, property development and property obtained from foreclosures. 2016 figure has been changed to conform to the current year presentation
2	Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit liabilities, reorganisation and other provisions ,and other taxation and social security contributions.

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

For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (e.g. volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable input in determining the fair value. The fair value can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Data used in these valuation techniques are validated on a daily basis when possible.

F-93	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

When a group of financial assets and financial liabilities are managed on the basis of their net risk exposures, it measures the fair value of a group of financial assets or liabilities on net portfolio level.

Control framework

To determine whether the valuations based upon data inputs have led to an appropriate fair value, the process of independent price verification (‘IPV’) or price testing is applied. This is done to ensure the appropriate reflection of these valuations in balance sheet and the profit and loss accounts. IPV tests and confirms the reliability of the market data used in these valuations and can lead to adjustments in valuation. The IPV process is performed at least monthly or more frequently depending on the nature of the market or trading activity. Multiple data sources are used to the extent that such prices are available and taking into account cost-benefit ratio of retrieving such prices. Valuation differences between primary and secondary source data are assessed. When differences resulting from price testing exceed pre-approved thresholds, adjustments to the profit and loss shall be made. Differences and adjustments must be assessed individually, approved by the Local Parameter Committee, and reported back in the meeting minutes. In case a material difference in value is found through the IPV process, it must be fully understood what the underlying cause is for the difference, and if a systematic change is required (e.g. change of source). Pricing and price testing is applied at individual trade level and is organised at a desk level.

Valuation processes are governed by various governance bodies, which include Local Parameter Committees (LPC), Global Price Testing and Impairment Committee (GP&IC), Market Data Committee (MDC), Trading Pricing Model Committee (TPMC) and others. All relevant committees meet on a quarterly basis or more frequent as required. Key valuation controls including product approval process (PARP), IPV, valuation adjustments, and model use is monitored.

The Global Price Testing and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisioning) and valuation- (price-testing) processes which include the use of appropriate models and inputs related to fair valued positions. It oversees the quality and coherence of valuation methodologies and processes. Local Parameter Committees monitor the appropriateness of (quoted) pricing, any other relevant market info, as well as that of pricing models themselves related to the fair valued positions to which they are applied. LPC executes valuation methodology and processes at a local level. Global Price Testing and Impairment Committee oversees market data sources and market data set up / points used for official valuation of positions for fair value. Trading Pricing Model Committee approve and review all pricing models and methodologies for the calculation of market parameters.

Valuation Adjustments

Valuation adjustments are an integral part of the fair value. They are included as part of the fair value to provide better estimation of market exit value on measurement date. ING applies various valuation adjustments including Bid-Offer adjustments, Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA), Model Risk Valuation Adjustments, Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA). The combination of Credit Valuation adjustment and Debt Valuation adjustment for derivatives is called Bilateral Valuation Adjustment (BVA).

•	Bid-Offer adjustments are required to adjust mid-market values to appropriate bid or offer value in order to best represent the exit value, and therefore fair value. It is applicable to financial assets and liabilities that are valued at mid-price initially. In practice this adjustment accounts for the difference in valuation from mid to bid and mid to offer for long and short exposures respectively. In principle assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where market quoted price is not available, the price within the bid-offer spread that is most representative of fair value is used.

•	Bilateral Valuation Adjustment (BVA) is the valuation component for the counterparty credit risk of the derivative contracts. It has bilateral nature, where both counterparty’s credit risk and ING own credit risks are taken into account. The calculation is based on the estimation of the expected exposure, the counterparties’ risk of default, and taking into account the collateral agreements as well as netting agreements. The counterparties’ risk of default is measured by probability of default and expected loss given default, which is based on market information including credit default swap (CDS) spread. Where counterparty CDS spreads are not available, relevant proxy spreads are used. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are included in the adjustment.

•	ING applies Debt Valuation Adjustment (DVA) to own issued financial liabilities that are measured at fair value through profit or loss, if the credit risk component has not been included in the prices. In the DVA calculation, the default probability of the institution are estimated based on the ING Funding spread.

•	Model risk adjustments reduce the risk of possible financial losses resulting from the use of a mis-specified, misapplied, or incorrect implementation of a model.

•	Collateral Valuation Adjustment (CollVA) is a derivative valuation adjustment capturing specific features of CSA (Credit Support Annex) with a counterparty that the regular OIS (Overnight Index Swap) discounting framework does not capture. Non-standard CSA features may include deviations in relation to the currency in which ING posts or receives collateral, deviations in remuneration rate on collateral which may pay lower or higher rate than overnight rate or even no interest at all. Other deviations can be posting securities rather than cash as collateral.

ING Group Annual Report on Form 20-F 2017	F-94

Notes to the Consolidated financial statements - continued

•	ING applies an additional ‘funding valuation adjustment’ (FVA) to address the funding costs associated with the collateral funding asymmetry on uncollateralized or partially collateralized derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

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

Financial assets at fair value through profit or loss and Investments

Derivatives

Derivatives contracts can either be exchange-traded or over the counter (OTC). The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and those derivatives are classified in Level 1 of the fair value hierarchy. For those instruments not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques because quoted market prices in an active market are not available for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows option pricing models and Monte Carlo simulation. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. These models are commonly used in the financial industry. Inputs to valuation models are determined from observable market data where possible. Certain inputs may not be observable in the market directly, but can be determined from observable prices via valuation model calibration procedures. The inputs used include for example prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data, where available.

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

Debt securities

Fair values for debt securities are based on quoted market prices, where available. Quoted market prices may be obtained from an exchange, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are assessed to determine if they are tradable prices. This distinction determines where it falls in the fair value hierarchy.

If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which may include consensus prices obtained from one or more pricing services or by a valuation technique that discounts expected future cash flows using a market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.

Loans and receivables

Reference is made to Loans and advances to customers below.

F-95	ING Group Annual Report on Form 20-F 2017

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

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis.

ING Group Annual Report on Form 20-F 2017	F-96

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

Valuation techniques used for Level 2 assets and liabilities range from discounting of cash flows to various industry standard valuation models such as option pricing model and Monte Carlo simulation model, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, and credit ratings), and customer behaviour are taken into account.

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

F-97	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Financial Assets
Trading assets	20,114	17,652	95,530	95,629	1,104	1,223	116,748	114,504
Non-trading derivatives		3	2,146	2,231	85	256	2,231	2,490
Financial assets designated as at fair value through profit or loss	319	502	3,558	4,141	365	456	4,242	5,099
Available-for-sale investments	65,310	76,238	3,940	6,153	480	521	69,730	82,912

	85,743	94,395	105,174	108,154	2,034	2,456	192,951	205,005
Financial liabilities
Trading liabilities	5,770	6,139	66,753	75,650	1,073	1,378	73,596	83,167
Non-trading derivatives			2,263	3,517	68	24	2,331	3,541
Financial liabilities designated as at fair value through profit or loss	1,285	1,348	9,829	10,795	101	123	11,215	12,266

	7,055	7,487	78,845	89,962	1,242	1,525	87,142	98,974

Main changes in fair value hierarchy

There were no significant transfers between Level 1 and Level 2 in 2017 and 2016.

There were no significant changes in the valuation techniques during the 2017 and 2016.

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets designated as at fair value through profit or loss		Available- for-sale investments		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Opening balance	1,223	1,146	256	168	456	338	521	693	2,456	2,345
Realised gain/loss recognised in the statement of profit or loss during the period[1,3]	–232	226	–45	–34	4	76		200	–273	468
Revaluation recognised in other comprehensive income during the period[2,4]							–5	–144	–5	–144
Purchase of assets	610	77	–9	5	226	193	62	68	889	343
Sale of assets	–326	–71	–92	–4	–1	–76	–43	–183	–462	–334
Maturity/settlement	–141	–135	–2		–1		–24	–9	–168	–144
Reclassifications							7	–92	7	–92
Transfers into Level 3	9	21		62				5	9	88
Transfers out of Level 3	–37	–43	–23		–319	–75	–13		–392	–118
Exchange rate differences	–2	3					–24	8	–26	11
Changes in the composition of the group and other changes		–1		59			–1	–25	–1	33

Closing balance	1,104	1,223	85	256	365	456	480	521	2,034	2,456

[1]	Net gains/losses were recorded in income from trading activities in continuing operations herein as ‘Valuation results and net trading income’ in the statement of profit or loss.
[2]	Revaluation recognised in other comprehensive income is included on the line ‘Unrealised revaluations available-for-sale investements and other revaluations’.
[3]	‘Amounts recognised in the statement of profit or loss during the year’ has been renamed to ‘Realised gain/loss recognised in the statement of profit or loss during the period’.
[4]	‘Revaluation recognised in equity during the year’ has been renamed to ‘Revaluation recognised in other comprehensive income during the period’.

ING Group Annual Report on Form 20-F 2017	F-98

Notes to the Consolidated financial statements - continued

In 2017 and 2016, financial assets were transferred out of Level 3 on the basis that the valuation is not significantly impacted by unobservable inputs.

In 2016, included in ‘Realised gain/loss recognised in the statement of profit or loss during the period’, is EUR 163 million related to the release of revaluation reserves on shares held in VISA Europe Limited.

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Opening balance	1,378	1,239	24	1	123	198	1,525	1,438
Realised gain/loss recognised in the statement of profit or loss during the period[1,2]	–105	277	44	12	–6	–3	–67	286
Issue of liabilities	485	53	1	11	14	4	500	68
Early repayment of liabilities	–399	–62	–1	–11	–21	–13	–421	–86
Maturity/settlement	–187	–62					–187	–62
Transfers into Level 3	16	16		11			16	27
Transfers out of Level 3	–111	–86			–9	–63	–120	–149
Exchange rate differences	–4	6					–4	6
Changes in the composition of the group and other changes		–3						–3

Closing balance	1,073	1,378	68	24	101	123	1,242	1,525

1	Net gains/losses were recorded in income from trading activities in continuing operations included herein as ‘Valuation results and net trading income’ in the statement of profit or loss.
2	‘Amounts recongnised in the statement of profit or loss during the year’ has been renamed to ‘Realised gain/loss recognised in the statement of profit or loss during the period’.

In 2017 and 2016, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

Amounts recognised in the statement of profit or loss during the period (Level 3)
	Held at balance sheet date		Derecognised during the period		Total
	2017	2016	2017	2016	2017	2016
Financial assets
Trading assets	–232	226			–232	226
Non-trading derivatives	–45	–34			–45	–34
Financial assets designated as at fair value through profit or loss	4	76			4	76
Available-for-sale investments	–2	–3	2	203		200

	–275	265	2	203	–273	468
Financial liabilities
Trading liabilities	–105	277			–105	277
Non-trading derivatives	44	12			44	12
Financial liabilities designated as at fair value through profit or loss	–6	–3			–6	–3

	–67	286	–	–	–67	286

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the statement of profit or loss as follows:

•	Results on trading assets and trading liabilities are included in Valuation results and net trading income;

•	Non-trading derivatives are included in Valuation results and net trading income; and

•	Financial assets and liabilities designated at fair value through profit or loss are included in Valuation results and net trading income - Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading).

F-99	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Unrealised gains and losses that relate to Available-for-sale investments recognised in Other comprehensive income are included in the Revaluation reserve – Available-for-sale reserve and other.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 31 December 2017 of EUR 193 billion includes an amount of EUR 2.0 billion (1.1%) which is classified as Level 3 (31 December 2016: EUR 2.5 billion, being 1.2%). Changes in Level 3 from 31 December 2016 to 31 December 2017 are disclosed above in the table Changes in Level 3 Financial assets.

Financial liabilities measured at fair value in the statement of financial position as at 31 December 2017 of EUR 87 billion includes an amount of EUR 1.2 billion (1.4%) which is classified as Level 3 (31 December 2016: EUR 1.5 billion, being 1.5%). Changes in Level 3 from 31 December 2016 to 31 December 2017 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

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

Of the total amount of financial assets classified as Level 3 as at 31 December 2017 of EUR 2.0 billion (31 December 2016: EUR 2.5 billion), an amount of EUR 1.0 billion (49%) (31 December 2016: EUR 1.0 billion, being 42%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 0.4 billion (31 December 2016: EUR 0.5 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.6 billion (31 December 2016: EUR 1.0 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit or loss.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2017 of EUR 1.2 billion (31 December 2016: EUR 1.5 billion), an amount of EUR 0.8 billion (66%) (31 December 2016: EUR 0.9 billion, being 59%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2016: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.3 billion (31 December 2016: EUR 0.5 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

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

ING Group Annual Report on Form 20-F 2017	F-100

Notes to the Consolidated financial statements - continued

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
	2017	2016	2017	2016			2017	2016	2017	2016
At fair value through profit or loss
Debt securities	386	180			Price based	Price (%)	0%	0%	161%	122%
					Net asset value	Price (%)	0%	10%	0%	19%
Equity securities	4	4	1		Price based	Price (%)	1%	0%	54%	0%
Loans and advances	20	326		3	Price based	Price (%)	0%	60%	101%	101%
					Present value techniques	Credit spread (bps)	n.a	130	n.a	150
Structured notes		6	101	125	Price based	Price (%)	52%	52%	116%	111%
					Net asset value	Price (%)	n.a	19%	n.a	19%
					Option pricing model	Equity volatility (%)	14%	16%	23%	34%
						Equity/Equity correlation	0.5	0.0	0.7	0.8
						Equity/FX correlation	0.2	–0.4	0.4	0.1
						Dividend yield (%)	2%	1%	6%	5%
						Interest rate volatility (%)	n.a	n.a	n.a	n.a
					Present value techniques	Implied correlation	0.7	0.7	0.7	0.7
Derivatives
– Rates	490	486	485	457	Option pricing model	Interest rate volatility (bps)	23	22	300	300
						Interest rate correlation	n.a	n.a	n.a	n.a
						IR/INF correlation	n.a	0.5	n.a	0.5
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
						Prepayment rate (%)	5%	5%	10%	10%
						Inflation rate (%)	4%	2%	4%	4%
– FX	477	642	479	688	Present value techniques	Inflation rate (%)	4%	2%	4%	3%
– Credit	10	33	48	43	Present value techniques	Credit spread (bps)	2	0	424	1,596
						Implied correlation	0.7	0.7	1.0	1.0
						Jump rate (%)	12%	12%	12%	12%
					Price based	Price (%)	n.a	99%	n.a	99%
– Equity	161	258	128	208	Option pricing model	Equity volatility (%)	5%	0%	129%	140%
						Equity/Equity correlation	0.1	–0.1	1.0	1.0
						Equity/FX correlation	–0.9	–0.9	0.8	0.6
						Dividend yield (%)	0%	0%	21%	13%
– Other	5			1	Option pricing model	Commodity volatility (%)	9%	13%	42%	55%
						Com/Com correlation	0.3	0.0	0.9	0.9
						Com/FX correlation	–0.6	–0.5	–0.3	0.0
Available for sale
– Debt	14	55			Price based	Price (%)	69%	0%	90%	99%
					Present value techniques	Credit spread (bps)	n.a	339	n.a	400
						Weighted average life (yr)	n.a	1.6	n.a	3.2
– Equity	467	466			Discounted cash flow	Annual Accounts	n.a	n.a	n.a	n.a
					Multiplier method	Observable market factors	n.a	n.a	n.a	n.a
					Comparable transactions		n.a	n.a	n.a	n.a

Total	2,034	2,456	1,242	1,525

F-101	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

Interest rates

Examples of interest rate related unobservable inputs are prepayment rates, reset rates and inflation rates.

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

Dividend yield

Dividend yield is an important input for equity option pricing models showing how much dividends a company is expected to pay out each year relative to its share price. Dividend yields are generally expressed as an annualised percentage of share price.

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the annual accounts are consistent with the valuation methodology used for fair valued financial instruments.

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

ING Group Annual Report on Form 20-F 2017	F-102

Notes to the Consolidated financial statements - continued

As ING has chosen to apply a 90% confidence level for its IFRS valuation of fair valued financial instruments, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased.

For more detail on the valuation of fair valued instruments, refer to the section ‘Risk Management – Market risk’, paragraph ‘Fair values of financial assets and liabilities’ in this document.

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

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
	2017	2016	2017	2016
Fair value through profit or loss
Equity (equity derivatives, structured notes)	222	262
Interest rates (Rates derivatives, FX derivatives)	56	80
Credit (Debt securities, Loans, structured notes, credit derivatives)	27	33
Available-for-sale
Equity	9	8	14	14
Debt	1	2

	315	385	14	14

F-103	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the statement of financial position, but for which fair values are disclosed are determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Level 1		Level 2		Level 3		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Financial Assets
Loans and advances to banks	633	3,534	9,855	11,135	16,577	14,271	27,065	28,940
Held-to-maturity investments	7,884	6,983	1,409	1,749	85	77	9,378	8,809
Loans and advances to customers[1]		5,121	19,870	21,611	545,141	551,864	565,011	578,596

	8,517	15,638	31,134	34,495	561,803	566,212	601,454	616,345
Financial liabilities
Deposits from banks[1]	29		25,276	14,447	7,642	8,096	32,947	22,543
Customer deposits[1]	8,875	12,248	28,303	25,118	27,296	27,382	64,474	64,748
Debt securities in issue	39,303	41,145	39,757	48,097	17,676	14,317	96,736	103,559
Subordinated loans	16,082	14,967	357	2,188	18	98	16,457	17,253

	64,289	68,360	93,693	89,850	52,632	49,893	210,614	208,103

1	Financial assets and liabilities that are on demand are excluded from the fair value hierarchy as their fair value approximates the carrying value. In 2017, comparative figures of customer deposits have been reclassified between the levels to conform with the current year presentation

b) Non-financial assets and liabilities

ING Group’s non-financial assets comprise Investments in associates and joint ventures, Property in own use, Investment properties and Inventory as included in the Statement of financial position in the line items Investments in associates and joint ventures, Property and equipment, and Other assets respectively.

Investments in associates and joint ventures are accounted for using the equity method. For further information, reference is made to Note 7 ’Investments in associates and joint ventures’. Other non-financial assets (Property in own use, and Investment properties) are recognised at fair value at the balance sheet date.

As at 31 December 2017, the estimated fair value of Property in own use and Investment properties amounts to EUR 774 million (2016: EUR 881 million) and EUR 65 million (2016: EUR 65 million) respectively and is categorised as Level 3 (2016: Level 3) of the fair value hierarchy on the basis of methods applied in determining the fair values.

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 non-financial assets are included in the statement of profit or loss as follows:

•	Impairments on Property in own use are included in Other operating expenses - Impairments and reversals on property and equipment and intangibles ; and

•	Changes in the fair value of Investment properties are included in Investment income.

Unrealised gains and losses on Property in own use are included in the Revaluation reserve – Property in own use reserve. For amounts recognised in the Statement of profit or loss and other changes in non-financial assets during the year, reference is made to Note 8 ‘Property and equipment’ and Note 10 ‘Other assets’.

As at 31 December 2017, ING Group has no non-financial liabilities measured at fair value (2016: none).

ING Group Annual Report on Form 20-F 2017	F-104

Notes to the Consolidated financial statements - continued

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

Statement of profit or loss – Valuation results and net trading income

Fair value changes on derivatives designated under fair value hedge accounting
	2017	2016
Change in fair value of derivatives	–184	–170
Change in fair value of assets and liabilities (hedged items)	91	244

Net accounting ineffectiveness recognised in the Statement of profit or loss	–93	74

The fluctuation in balances between 2016 and 2017 relate to the volatility in interest rate movements.

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under fair value hedge accounting
	2017	2016[1]
Positive fair values outstanding (Non-trading derivative assets)	542	787
Negative fair values outstanding (Non-trading derivative liabilities)	–317	–672

	225	115

[1]	Comparative figures have been adjusted to conform to the current year presentation

F-105	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

Statement of changes in equity – Cash flow hedge reserve

Cash flow hedge reserve
	2017	2016
Effective portion of fair value changes on derivatives under cash flow hedges, after tax	–514	111
Cash flow hedge reserve as at 31 December, gross	335	1,015
Cash flow hedge reserve as at 31 December, after deferred tax	263	777

This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the statement of profit or loss under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 26 years, with the largest concentrations in the range of 1 to 3 years.

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under cash flow hedge accounting
	2017	2016
Positive fair values outstanding (Non-trading derivative assets)	617	438
Negative fair values outstanding (Non-trading derivative liabilities)	–339	–671

	278	–233

Statement of profit or loss – Net interest income

Net interest income on cash flow hedge derivatives
	2017	2016
Interest income on cash flow hedge derivatives	2,454	2,654
Interest expense on cash flow hedge derivatives	–1,968	–2,181

	486	473

Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a gain of EUR 44 million (2016: EUR 16 million loss) which was recognised in the statement of profit or loss, in the line Valuation results and net trading income.

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

ING Group Annual Report on Form 20-F 2017	F-106

Notes to the Consolidated financial statements - continued

Statement of financial position – Financial assets and liabilities at fair value through profit or loss

Fair values of outstanding derivatives designated under net investment hedge accounting
	2017	2016
Positive fair values outstanding (Non-trading derivative assets)	29	73
Negative fair values outstanding (Non-trading derivative liabilities)	–71	–33

	–42	40

Accounting ineffectiveness recognised in the statement of profit or loss for the year ended 31 December 2017 on derivatives and non-derivatives designated under net investment hedge accounting was EUR 3 million (2016: nil).

39 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to the section ‘Risk Management – Funding and liquidity risk’.

Assets by contractual maturity
	Less than	1-3	3-12	1-5	Over 5	Maturity not
2017	1 month[1]	months	months	years	years	applicable	Total
Cash and balances with central banks	21,989						21,989
Loans and advances to banks	13,929	5,137	5,224	3,931	590		28,811
Financial assets at fair value through profit or loss
– trading assets	63,857	14,016	12,667	12,619	13,589		116,748
– non-trading derivatives	124	147	213	789	958		2,231
– designated as at fair value through profit or loss	488	967	1,839	351	597		4,242
Investments
– available-for-sale	1,319	2,313	4,301	31,852	25,962	3,983	69,730
– held-to-maturity	1,020	127	657	2,975	4,564		9,343
Loans and advances to customers	62,842	18,414	40,350	163,360	286,943		571,909
Intangible assets			92	367		1,010	1,469
Other assets[2]	8,520	1,517	2,479	1,157	535	309	14,517
Remaining assets (for which maturities are not applicable)[3]						2,889	2,889

Total assets	174,088	42,638	67,822	217,401	333,738	8,191	843,878

[1]	Includes assets on demand.
[2]	Includes Other assets and Current and Deferred tax assets as presented in the Consolidated statement of financial position.
[3]	Included in remaining assets for which maturities are not applicable are property and equipment, and investments in associates and joint ventures. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

F-107	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Assets by contractual maturity
2016	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	18,144						18,144
Loans and advances to banks	14,638	4,373	5,414	3,779	654		28,858
Financial assets at fair value through profit or loss
– trading assets	47,218	19,236	13,722	16,967	17,361		114,504
– non-trading derivatives	28	29	85	793	1,555		2,490
– designated as at fair value through profit or loss	326	1,440	1,996	769	568		5,099
Investments
– available-for-sale	2,713	3,543	6,020	36,838	29,775	4,023	82,912
– held-to-maturity		166	2,374	3,360	2,851		8,751
Loans and advances to customers	56,151	17,187	42,515	162,805	281,496		560,154
Intangible assets			145	290		1,049	1,484
Other assets[2]	10,179	1,776	2,721	855	850	296	16,677
Remaining assets (for which maturities are not applicable)[3]						3,143	3,143

Total assets	149,397	47,750	74,992	226,456	335,110	8,511	842,216

[1]	Includes assets on demand.
[2]	Includes Other assets and Current and Deferred tax assets, commodities, and precious metals (which have no maturity) as presented in the Consolidated statement of financial position. ‘Other assets’ adjusted to conform to the current year presentation.
[3]	Included in remaining assets for which maturities are not applicable are property and equipment, and investments in associates and joint ventures. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

ING Group Annual Report on Form 20-F 2017	F-108

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

Liabilities by maturity
2017	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment[2]	Total
Deposits from banks	10,002	648	1,687	21,893	2,591			36,821
Customer deposits	494,701	17,190	19,647	5,761	2,529			539,828
Financial liabilities at fair value through profit or loss
– other trading liabilities	29,755	11,530	1,866	1,506	2,390		636	47,683
– trading derivatives	2,476	2,420	4,520	8,224	5,947		2,326	25,913
– non-trading derivatives	339	121	226	715	886		44	2,331
– designated at fair value through profit or loss	413	838	1,353	3,700	5,058		–147	11,215
Debt securities in issue	3,296	14,657	26,434	37,717	12,249		1,733	96,086
Subordinated loans					10,601	5,176	191	15,968

Financial liabilities	540,982	47,404	55,733	79,516	42,251	5,176	4,783	775,845
Other liabilities[3]	9,773	1,915	4,240	1,757	1,204			18,889

Non-financial liabilities	9,773	1,915	4,240	1,757	1,204	–	–	18,889

Total liabilities	550,755	49,319	59,973	81,273	43,455	5,176	4,783	794,734
Coupon interest due on financial liabilities	1,109	1,035	2,852	9,591	8,686			23,273

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

F-109	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Liabilities by maturity
2016	Less than 1 month[1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment[2]	Total
Deposits from banks	11,874	506	2,060	14,324	3,200			31,964
Customer deposits	476,373	16,521	20,698	6,720	2,583		13	522,908
Financial liabilities at fair value through profit or loss
– other trading liabilities	26,101	12,334	1,096	1,910	1,908		525	43,874
– trading derivatives	3,172	3,153	7,495	13,785	11,602		86	39,293
– non-trading derivatives	378	192	700	1,844	1,478		–1,051	3,541
– designated at fair value through profit or loss	381	505	1,627	4,485	5,170		98	12,266
Debt securities in issue	3,171	14,965	22,350	44,089	20,522		–1,863	103,234
Subordinated loans		1,043	749	2,010	5,985	7,204	232	17,223

Financial liabilities	521,450	49,219	56,775	89,167	52,448	7,204	–1,960	774,303
Other liabilities[3]	10,403	1,943	4,428	2,201	1,075			20,050

Non-financial liabilities	10,403	1,943	4,428	2,201	1,075	–	–	20,050

Total liabilities	531,853	51,162	61,203	91,368	53,523	7,204	–1,960	794,353
Coupon interest due on financial liabilities	1,081	1,160	3,355	10,948	5,818			22,362

[1]	Includes liabilities on demand.
[2]	This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3]	Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

41 Assets not freely disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from De Nederlandsche Bank (the Dutch Central Bank) and other banks and serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable

	2017	2016
Banks
– Cash and balances with central banks	1,569	1,353
– Loans and advances to banks	3,730	6,054
Financial assets at fair value through profit or loss	1,072	447
Investments	885	825
Loans and advances to customers	76,083	70,457
Other assets	813	935

	84,152	80,071

In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2017, the minimum mandatory reserve deposits with various central banks amount to EUR 8,503 million (2016: EUR 9,055 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 50 billion (2016: EUR 49 billion), in Germany to EUR 12 billion (2016: EUR 12 billion), in Belgium EUR 10 billion (2016: EUR 5 billion), in Australia to EUR 2 billion (2016: EUR 2 billion) and in the United States to EUR 1 billion (2016: EUR 1 billion).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 42 ‘Transfer of financial assets’.

ING Group Annual Report on Form 20-F 2017	F-110

Notes to the Consolidated financial statements - continued

42 Transfer of financial assets

The majority of ING’s financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 48 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending				Sale and repurchase
	Equity		Debt		Equity		Debt
	2017	2016	2017	2016	2017	2016	2017	2016
Transferred assets at carrying amount
Financial assets at fair value through profit or loss	3,995	1,428			2,120	4,106	6,864	8,965
Investments	2	2					621	1,427
Loans and advances to customers								25
Associated liabilities at carrying amount
Deposits from banks		n.a		n.a
Customer deposits		n.a		n.a
Financial liabilities at fair value through profit or loss	3,985	1,443			2,148	4,635	2,599	4,280

The table above include the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

Included in the table above, are the carrying amounts of transferred assets under repurchase agreements, and securities lending that do not qualify for derecognition.

The table above do not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position.

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

F-111	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2017		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	1,838		1,838		1,728	110
	Other	7	–7

		1,845	–7	1,838	–	1,728	110
Financial assets at fair value through profit or loss
Trading assets	Derivatives	20,878	–760	20,118	18,427	219	1,472
	Reverse repurchase, securities borrowing and similar agreements	68,050	–14,475	53,575	1,068	52,456	51

		88,928	–15,235	73,693	19,495	52,675	1,523
Non-trading derivatives	Derivatives	45,176	–43,819	1,357	1,238	217	–98

		45,176	–43,819	1,357	1,238	217	–98
Loans and advances to customers	Reverse repurchase, securities borrowing and similar agreements	409	–209	200		200
	Other	157,892	–156,015	1,877	1,018	302	557

		158,301	–156,224	2,077	1,018	502	557
Other items where offsetting is applied in the statement of financial position		6,860	–6,366	494			494
Impact of enforceable master netting arrangements or similar arrangements[1]	Derivatives				–5,929	4,208	1,721

		–	–	–	–5,929	4,208	1,721

Total financial assets		301,110	–221,651	79,459	15,822	59,330	4,307

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

ING Group Annual Report on Form 20-F 2017	F-112

Notes to the Consolidated financial statements - continued

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2016		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	173	–95	78		78
	Other	3	–3

		176	–98	78	–	78	–
Financial assets at fair value through profit or loss
Trading assets	Derivatives	28,511	–913	27,598	25,532	147	1,919
	Reverse repurchase, securities borrowing and similar agreements	61,245	–19,413	41,832	36	41,555	241

		89,756	–20,326	69,430	25,568	41,702	2,160
Non-trading derivatives	Derivatives	57,384	–55,687	1,697	1,499	–5	203

		57,384	–55,687	1,697	1,499	–5	203
Loans and advances to customers	Other	191,453	–186,963	4,490		387	4,103

		191,453	–186,963	4,490	–	387	4,103
Other items where offsetting is applied in the statement of financial position		6,326	–5,846	480	15		465
Impact of enforceable master netting arrangements or similar arrangements[1]	Derivatives				–7,300	4,743	2,557

		–	–	–	–7,300	4,743	2,557

Total financial assets		345,095	–268,920	76,175	19,782	46,905	9,488

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

F-113	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2017		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	4		4		4
	Other	68	–8	60			60

		72	–8	64	–	4	60
Customer deposits	Repurchase, securities lending and similar agreements	209	–209
	Corporate deposits	11,508	–11,022	486			486
	Other	156,465	–144,991	11,474	1,021		10,453

		168,182	–156,222	11,960	1,021	–	10,939
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	21,356	–975	20,381	19,292	302	787
	Repurchase, securities lending and similar agreements	51,445	–14,475	36,970	1,068	35,792	110

		72,801	–15,450	57,351	20,360	36,094	897
Non-trading derivatives	Derivatives	46,765	–45,251	1,514	1,261	125	128
Other items where offsetting is applied in the statement of financial position		5,393	–4,720	673			673
Impact of enforceable master netting arrangements or similar arrangements[1]	Derivatives				–6,820	6,228	592

		–	–	–	–6,820	6,228	592

Total financial liabilities		293,213	–221,651	71,562	15,822	42,451	13,289

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

ING Group Annual Report on Form 20-F 2017	F-114

Notes to the Consolidated financial statements - continued

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2016		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	102	–95	7			7
	Other	23	–3	20			20

		125	–98	27	–	–	27
Customer deposits	Repurchase, securities lending and similar agreements	36		36	36
	Corporate deposits	11,773	–8,595	3,178			3,178
	Other	189,496	–178,368	11,128			11,128

		201,305	–186,963	14,342	36	–	14,306
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	30,102	–997	29,105	27,852	146	1,107
	Repurchase, securities lending and similar agreements	46,695	–19,415	27,280	36	27,102	142

		76,797	–20,412	56,385	27,888	27,248	1,249
Non-trading derivatives	Derivatives	59,510	–56,975	2,535	2,343	–153	345
Other items where offsetting is applied in the statement of financial position		5,041	–4,472	569	28		541
Impact of enforceable master netting arrangements or similar arrangements[1]	Derivatives				–10,513	8,047	2,466

		–	–	–	–10,513	8,047	2,466

Total financial liabilities		342,778	–268,920	73,858	19,782	35,142	18,934

[1]	The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

F-115	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

44 Contingent liabilities and commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated annual accounts. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Maturity not applicable		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Contingent liabilities in respect of
– discounted bills	1					1							1	1
– guarantees	15,647	18,536	571	677	944	965	2,560	1,167	4,189	3,526			23,911	24,871
– irrevocable letters of credit	9,453	6,583	4,746	5,973	1,146	824	176	154	12	12			15,533	13,546
– other	58	39					223			309			281	348

	25,159	25,158	5,317	6,650	2,090	1,790	2,959	1,321	4,201	3,847	–	–	39,726	38,766
Guarantees issued by ING Groep N.V.									356	404			356	404
Irrevocable facilities	56,459	59,214	2,150	2,587	7,504	4,832	30,331	22,606	7,825	9,315			104,269	98,554

	81,618	84,372	7,467	9,237	9,594	6,622	33,290	23,927	12,382	13,566	–	–	144,351	137,724

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

Other contingent liabilities include acceptances of bills and are of a short-term nature. Other contingent liabilities also include contingent liabilities resulting from the operations of the Real Estate business including obligations under development and construction contracts. Furthermore other contingent liabilities include a contingent liability in connection with a possible Dutch tax obligation that relates to the deduction from Dutch taxable profit for losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed only by the occurrence of future profits in the United Kingdom.

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

ING Group Annual Report on Form 20-F 2017	F-116

Notes to the Consolidated financial statements - continued

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts
	2017	2016
2017		307
2018	268	179
2019	195	151
2020	165	129
2021	152	132
Years after 2021	472	344

45 Legal proceedings

ING and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the US, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

Criminal investigations: ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to client on-boarding, money laundering and corrupt practices. ING Group has also received related information requests from US authorities. ING Group and ING Bank are cooperating with such ongoing investigations and requests. Management has concluded under IFRS that it is more likely than not that a present obligation per 31 December 2017 exists and that an outflow of resources is probable, but was not able to estimate reliably the possible timing, scope or amounts of any fines, penalties and/or other outcome, which could be significant. ING expects to receive more information from the Dutch authorities concerning the potential consequences of their investigation in the first half of 2018.

Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. ING has also identified issues in connection with its US tax information reporting and withholding obligations in respect of prior periods. While a provision has been recorded, the review of such issues is ongoing.

Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. A provision has been taken in the past.

SIBOR – SOR litigation: In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (‘SIBOR’) filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (‘SOR’). The lawsuit refers to investigations by the Monetary Authority of Singapore (‘MAS’) and other regulators, including the U.S. Commodity Futures Trading Commission (‘CFTC’), in relation to rigging prices of SIBOR- and SOR-based derivatives. In April 2017, the New York District Court issued an oral ruling dismissing all claims; a corresponding written ruling was issued in August 2017. In September 2017, plaintiffs filed an amended complaint. Defendants moved to dismiss the amended complaint. Currently, it is not possible to provide an estimate of the (potential) financial effect of this claim.

F-117	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Claims regarding accounts with predecessors of ING Bank Turkey: ING Bank Turkey has received numerous claims from (former) customers of legal predecessors of ING Bank Turkey. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (SDIF’) prior to the acquisition of ING Bank Turkey in 2007 from Oyak. SDIF has also filed various lawsuits against ING Bank Turkey to claim compensation from ING Bank Turkey, with respect to amounts paid out to offshore account holders so far. ING Bank had initiated an arbitration procedure against OYAK in which ING Bank sought to be held harmless for these claims. The arbitration court dismissed ING’s prayers for relief. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

VEB Fortis claim: In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB stated that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requested a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. In March 2016, Ageas, VEB and certain other claimants announced that the claim in relation to Fortis has been settled. Ageas has agreed to pay EUR 1.2 billion to investors as compensation, provided that the Amsterdam Court of Appeal declares the settlement to be binding. According to the settlement documentation, as filed by Ageas with the Court of Appeal in May 2016, the settlement agreement contains a third-party clause by which the banks will also be released from the claims made by VEB and certain other claimants, if the settlement becomes unconditional. In June 2017, the Amsterdam Court of Appeal has given an interim ruling that the proposed settlement agreement between Ageas and the VEB cannot be declared binding upon all investors in its current form. The Court of Appeal requested in particular changes in relation to the level of compensation awarded to investors who are a member of the VEB and those who are not. In December 2017, Ageas and the VEB filed a revised settlement agreement with the Court of Appeal making amendments to the settlement agreement. In February 2018, the Court of Appeal requested further information on the level of compensation awarded to the VEB itself. The VEB have to file their reply before 6 March 2018. A court hearing has been scheduled for 16 March 2018 to discuss the merits of the settlement agreement, in particular the level of compensation, in more detail.

Medical insurance coverage claim by (former) Belgian employees: A number of retired employees of ING Belgium have initiated legal proceedings against ASCEL (a non-profit organisation established by ING Belgium that provided medical insurance coverage to current and retired employees till the beginning of 2015 via a subdivision of ASCEL: FMC) and ING Belgium following the decision to externalise this medical insurance coverage which resulted in an increase of premium. In a decision of September 2016, the Court has considered that FMC has validly been closed but that, as the medical coverage qualifies as an insurance contract not linked with the professional activity of the claimants, ING could not unilaterally terminate the agreement between FMC and the pensioners. In October 2017, ING reached an agreement with the claimants to settle this case. In January 2018, this settlement has entered into force for all retired employees who are insured with the external provider. This settlement will be paid out of the existing provision.

Interest rate derivatives claims: ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. A provision has been taken. However, the aggregate financial impact of the current and future litigation could become material.

As requested by the AFM, ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks may have to re-assess certain client files, potentially including certain derivative contracts that were terminated prior to April 2014 or other client files. As advised by the AFM, the Minister of Finance appointed a Committee of independent experts (the ‘Committee’) which has established a uniform recovery framework for Dutch SME clients with interest rate derivatives. ING has adopted this recovery framework and will reassess individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework. In 2017, ING has informed the majority of the relevant clients whether they are in scope of the recovery framework, and thus eligible for compensation, or not. Due to the fact that the execution of the framework encountered delay, ING has offered advance payments to customers out of the existing provision.

Interest surcharges claims: ING received complaints and is involved in litigation with natural persons (natuurlijke personen) in the Netherlands regarding increases in interest surcharges with respect to several credit products, including but not limited to residential property (eigenwoningfinanciering). ING is reviewing the relevant product portfolio. Although the review is still ongoing, a provision has been taken for certain of these complaints.

ING Group Annual Report on Form 20-F 2017	F-118

Notes to the Consolidated financial statements - continued

Criminal proceedings regarding cash company financing: In June 2017, a Belgian criminal Court ruled that ING Luxembourg assisted third parties in 2000 to commit a tax fraud in the context of the purchase of the shares of a cash company. The Court condemned ING Luxembourg among others to a penal fine of EUR 120,000 (suspended for half of the total amount). The court also condemned ING Luxembourg jointly and severally with other parties, to pay EUR 31.48 million (to be increased with the legal interests) to the bankruptcy trustee of the cash company. A provision has been recorded. In July 2017, ING Luxembourg filed an appeal against this judgment, which is currently pending. In another case the Belgian authorities are also investigating ING Luxembourg for allegedly assisting third parties in 2001 to commit tax fraud in the context of the purchase of the shares of a cash company. For this case, a provision has been recorded by ING Luxembourg as well. The outcome of those cases is uncertain.

Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalization of mortgages. In all but two court proceeding in first instance the expense clause of the mortgage contract has been declared null and all or part of the expenses were ordered to be reimbursed by ING Spain. The courts in first instance have applied in their rulings different criteria regarding the reimbursement of expenses. ING Spain has filed an appeal against a number of these court decisions. ING Spain has also been included, together with other Spanish banks, in a class action filed by a customer association. The outcome of the pending litigation and similar cases that may be brought in the future is uncertain. A provision has been taken. However, the aggregate financial impact of the current and future litigation could change and will depend on, amongst others, an expected future ruling by the Spanish Supreme Court regarding the expenses that should be reimbursed by the banks.

Imtech claim: In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action Group B.V. on behalf of certain (former) shareholders of Imtech N.V. (‘Imtech’). The claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the letter.

46 Consolidated companies and business acquired and divested

Acquisitions

There were no significant acquisitions in 2017, 2016 and 2015.

Divestments effective in 2017

There were no significant divestments, of consolidated companies, in 2017.

Divestments effective in 2016

There were no significant divestments, of consolidated companies, in 2016.

Other

For information on transactions related to ING Group’s shareholding in NN Group, reference is made to Note 27 ‘Discontinued operations’, and Note 49 ‘Related parties’.

Divestments effective in 2015

NN Group

A number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group to 25.75% from 68.14% at 31 December 2014. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 27 ‘Discontinued operations.

Other

In 2015 the merger between ING Vysya and Kotak Mahindra Bank was completed and the legal entity ING Vysya Bank ceased to exist. As a result of this transaction, ING holds a stake in the combined company which operates under the Kotak brand.

F-119	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Most significant companies divested in 2015
2015 NN Group
General
Primary line of business	Insurance
Sales proceeds
Cash proceeds[1]	1,148
Investment retained in NN Group[2]	3,612

Sales proceeds	4,760
Assets
Cash and cash equivalents	9,238
Financial assets at fair value through profit or loss	46,425
Available-for-sale investments	76,529
Loans and advances to customers	28,617
Reinsurance contracts	266
Intangible assets	177
Deferred acquisition costs	1,509
Miscellaneous other assets	6,204
Liabilities
Insurance and investment contracts	121,721
Financial liabilities at fair value through profit or loss	2,105
Miscellaneous other liabilities	24,135

Net assets	21,004
% disposed[2]	54.8%

Net assets disposed	11,510
Loss on disposal[3,4]	–1,185

[1]	Cash outflow/inflow on group companies in the statement of cash flow included, in addition to the cash amounts in this table, also cash outflows/inflows on individually insignificant disposals.
[2]	IFRS required the derecognition of the subsidiary and the recognition of the respective retained investments in NN Group of 42.43% at the fair value on the date of disposal.
[3]	The loss on disposal only reflects the impact on the statement of profit or loss of the transaction that resulted in derecognition of the company and includes the sales proceeds, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
[4]	The portion of the loss attributable to measuring the retained investment in NN Group at its fair value amounted to EUR –5,412 million.

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

For the principal investments in associates and joint ventures ING Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:

•	Representation on the board of directors;

•	Participation in the policymaking process; and

•	Interchange of managerial personnel.

ING Group Annual Report on Form 20-F 2017	F-120

Notes to the Consolidated financial statements - continued

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Principal subsidiaries, investments in associates and joint ventures
			Proportion of ownership and interest held by the Group
			2017	2016
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	the Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	the Netherlands	100%	100%
ING Lease (Nederland) B.V.	Amsterdam	the Netherlands	100%	100%
Record Bank	Brussels	Belgium	100%	100%
ING Belgium S.A./N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Turkey	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Moscow	Russia	100%	100%
Investments in associates and joint ventures
TMB Public Company Limited	Bangkok	Thailand	30%	30%

48 Structured entities

ING Group’s activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group’s involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, as disclosed in the section Principles of valuation and determination of results of these annual accounts, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

The structured entities over which ING can exercise control are consolidated. ING may provide support to these consolidated structured entities as and when appropriate. However, this is fully reflected in the consolidated annual accounts of ING Group as all assets and liabilities of these entities are included and off-balance sheet commitments are disclosed.

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

F-121	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

ING Bank originated various securitisations, as at 31 December 2017, these consisted of approximately EUR 56 billion of AAA rated notes and subordinated notes, of which approximately EUR 7 billion were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Bank’s consolidated statement of financial position and profit or loss.

In 2017, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 7 billion which are funded by third parties.

2. Consolidated ING originated Covered bond programme (CBC)

ING Group has entered into a covered bond programme. Under the covered bond programme ING issues bonds. The payment of interest and principal is guaranteed by the ING administered structured entities, ING Covered Bond Company B.V., and ING SB Covered Bond Company B.V. In order for these entities to fulfil their guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING. Furthermore ING offers protection against deterioration of the mortgage loans. The entities are consolidated by ING Group.

Covered bond programme
	Fair value pledged mortgage loans		Cash balance structured entity
	2017	2016	2017	2016
Dutch Covered Bond Companies	41,062	43,931	323	39

	41,062	43,931	323	39

In general, the third-party investors in securities issued by the structured entity have recourse only to the assets of the entity and not to the assets of ING Group.

3. Consolidated ING sponsored Securitisation programme (Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling (also referred to as factoring) the clients’ receivables or other financial assets to an ING sponsored SPE.

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

The liquidity facilities, including programme wide enhancements, provided to Mont Blanc are EUR 1,139 million (2016: EUR 812 million). The drawn liquidity amount is nil as at 31 December 2017 (2016: nil).

The normal non-structured standby liquidity facilities and the structured facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

ING Group Annual Report on Form 20-F 2017	F-122

Notes to the Consolidated financial statements - continued

4. Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap held by ING at 31 December 2017 amounted to EUR –41 million (2016: EUR –5 million); fair value changes on this swap recognised in the statement of profit or loss in 2017 were EUR –36 million (2016: EUR –6 million). Fee income recognised in the statement of profit or loss in 2017 amounted to EUR 2 million (2016: EUR 2 million).

5. Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated annual accounts of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending, and operation services.

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

Subsidiaries

Transactions with ING Group’s main subsidiaries
	ING Bank N.V.
	2017	2016
Assets	21,277	14,903
Liabilities	377	70
Income received	448	414
Expenses paid	3	30

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 47 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation.

Assets from ING Bank N.V. mainly comprise long-term funding. Liabilities to ING Bank N.V. mainly comprise short-term deposits.

F-123	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
	2017	2016[1]	2017	2016
Assets	120	27	9	12
Liabilities	86	16	5	59
Off-balance sheet commitments	92	34	1	2
Income received			8	9
Expenses paid			6	1

[1]	Includes transactions with NN Group until ING lost significant influence in January 2016.

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business.

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

In 2017 and 2016, three members of the Executive Board of ING Groep N.V. were also members of the Management Board Banking. The members of the Management Board Banking are considered to be key management personnel and their compensation is therefore included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)
2017 in EUR thousands	Executive Board of ING Groep N.V.[1,2]	Management Board Banking[1,3,4]	Total
Fixed Compensation
– Base salary	4,399	3,772	8,171
– Collective fixed allowances[5]	1,418	1,180	2,598
– Pension costs	96	118	214
– Severance benefits	1,204	–	1,204
Variable compensation
– Upfront cash	–	463	463
– Upfront shares	226	485	711
– Deferred cash	–	694	694
– Deferred shares	339	728	1,067
– Other	–	–	–

Total compensation	7,682	7,440	15,122

[1]	Includes their compensation earned in the capacity as Board members.
[2]	In 2017 two members left and two members joined the Executive Board.
[3]	Excluding members that are also members of the Executive Board of ING Groep N.V.
[4]	In the Management Board Banking, excluding the Executive Board members, one member left and one member joined in 2017
[5]	The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 103,317.

ING Group Annual Report on Form 20-F 2017	F-124

Notes to the Consolidated financial statements - continued

Key management personnel compensation (Executive Board and Management Board Banking)
2016 in EUR thousands	Executive Board of ING Groep N.V.[1]	Management Board Banking[1,2,3]	Total
Fixed Compensation
– Base salary	4,070	4,111	8,181
– Collective fixed allowances[4]	1,167	1,167	2,334
– Pension costs	78	108	186
– Severance benefits	–	918	918
Variable compensation
– Upfront cash	–	485	485
– Upfront shares	300	572	872
– Deferred cash	–	727	727
– Deferred shares	449	857	1,306
– Other	–	1,184	1,184

Total compensation	6,064	10,129	16,193

[1]	Includes their compensation earned in the capacity as Board members.
[2]	Excluding members that are also members of the Executive Board of ING Groep N.V.
[3]	In 2016, one new member joined and one member retired
[4]	The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 101,519.

Key management personnel compensation (Supervisory Board)

in EUR thousands	2017	2016
Total compensation	1,022	1,088

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2017 and 2016.

Loans and advances to key management personnel [1]
	Amount outstanding 31 December		Average interest rate		Repayments
in EUR thousands	2017	2016	2017	2016	2017	2016
Executive Board members	2,681	2,849	1.8%	2.6%	–	150
Management Board Banking	550	532	2.3%	3.8%	–	–
Supervisory Board members	–	–	–	–	–	–

Total	3,231	3,381	–	–	–	150

[1]	Year on year development includes changes due to change in composition of the Board.

Number of ING Groep N.V. shares and stock options to key management personnel
	ING Groep N.V. shares		Stock options on ING Groep N.V. shares
in numbers	2017	2016	2017	2016
Executive Board members	202,357	261,684	174,318	95,921
Management Board Banking	112,342	120,646	37,415	123,237
Supervisory Board members	172,734	172,734	113,385	226,864

Total number of shares and stock options	487,433	555,064	325,118	446,022

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss, except for key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

F-125	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Remuneration of the Executive Board and Management Board Bank is recognised in the statement of profit or loss in Staff expenses as part of Total expenses. The total remuneration of the Executive Board and Management Board Bank as disclosed in the table above includes all variable remuneration related to the performance year 2016. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2017 and included in Total expenses in 2017, relating to the fixed expenses of 2017 and the vesting of variable remuneration of earlier performance years, is EUR 15 million (2016: EUR 16 million).

50 ING’s Restructuring

In the course of the 2008 financial crisis ING accepted State Aid, which required ING to restructure and divest its insurance and investment management businesses. With the listing of Voya Financial, on the New York Stock Exchange, ING divested its US insurance and investment management business by March 2015. The sale of the final shares in NN Group, ING’s former European/Japanese insurance and investment management business, completed the restructuring in 2016.

51 Subsequent events

On 29 January 2018 ING announced it had reached agreement to acquire a 75% stake in Payvision. Payvision is a Netherlands based payments service provider with a total estimated value of EUR 360 million. The transaction is not expected to have material impact on ING’s CET1 ratio.

ING Group Annual Report on Form 20-F 2017	F-126

Notes to the Consolidated financial statements - continued

2.2.1 Risk management section

ING Group Risk Management

As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. ING operates through a comprehensive risk management framework and integrates risk management in its daily business activities and strategic planning. This ensures the identification, measurement and control of risks at all levels of the organisation so that ING Group’s financial strength is safeguarded. Taking measured risks is the core of ING’s business.

Risk management supports the Executive Board in formulating the risk appetite, strategies, policies, limits and provides a review, oversight and support function throughout ING on risk-related items. The main financial risks ING is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, credit spread, and foreign exchange risks), funding & liquidity risk and business risk. Furthermore, ING is also exposed to non-financial risks, e.g. operational and compliance risks. The ING Group Chief Risk Officer (CRO) is also the CRO of ING Bank. Therefore, he is responsible for the day-to-day Risk Management of the Group and the Bank. The way ING manages these risks on a day-to-day basis is described in this Risk Management section. The ‘Risk management’ section in the Integrated Annual Report is an integral part of the audited consolidated annual accounts.

The Risk Management section describes the key risks that arise from ING’s business model. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. The key risks resulting from the bank’s business model are managed by dedicated and specific risk management departments that each covers its own area of expertise. The risk management disclosures provide qualitative and quantitative disclosures about credit, market, liquidity and funding, business and non-financial risks.

The risk management section is in line with the accounting standards relating to the nature and the extent of the risks as required by IFRS7 ‘Financial Instruments: Disclosures’ as adopted by the European Union and covered by an opinion of the External Auditor as part of the notes to the consolidated financial statements. Disclosures in accordance to Part Eight of the CRR and CRD IV, and as required by the supervisory authority, are published in our ‘Additional Pillar III Report’, which can be found on our corporate website ing.com.

Purpose and business model

The purpose of ING’s risk management function is to support the ambition of ING to be the primary bank for our customers, empowering the business through an integrated, state of the art, enterprise-wide risk management platform. The following principles support this purpose:

•	The risk management function is embedded in all levels of ING’s organisation and is part of the daily business activities and strategic planning to have a sustainable competitive advantage;

•	Products and portfolios are structured, underwritten, priced, approved and managed properly and compliance with internal and external rules is monitored;

•	Delegated authorities are consistent with the overall bank strategy and risk appetite; and

•	Transparent communication to internal and external stakeholders on risk management.

Risk governance

Effective risk management requires a firm-wide risk governance. ING’s risk and control structure is based on the ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities in such a way that the execution of tasks is separated from the control of the same tasks. At the same time, they have to work closely together to identify, assess and mitigate risks. This governance framework ensures that risk is managed in line with the risk appetite as approved by the Management Board Banking (MBB), the EB and the SB, and is cascaded throughout ING. The MBB is composed of the Executive Board of ING Group and the managers of the business lines.

The head of ING’s line of business and their delegates form the first line of defence and have primary accountability for the performance, operations, compliance and effective control of risks affecting their respective businesses. They originate loans, deposits and other products within applicable frameworks and limits, they know our customers well and are well-positioned to act in both the customers’ and ING’s best interest. The COO is responsible and accountable for proper security and controls on both local and global applications and IT-platforms servicing the bank.

The second line of defence consists of oversight functions with a major role for the risk management organisation headed by the Chief Risk Officer (CRO), who has ultimate responsibility. Risk Management at the corporate level is responsible for (i) the development of overall policies and guidance, (ii) objectively challenge the execution, management and control processes and (iii) coordinate the reporting of risks and controls by the first line of defence. It also has an escalation/veto power in relation to business activities that are judged to present unacceptable risks to ING.

The internal audit function forms the third line of defence. It provides an on-going independent (i.e. outside of the businesses and the risk organisation) and objective assessment of the effectiveness of internal controls of the first two lines, including financial and non-financial risk management

F-127	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The graph below illustrates the different key senior management level committees in place in the risk governance structure.

2-tier board structure
SB Level
Supervisory Board
Risk Committee
Audit Committee
Executive Level
Executive Board/Management Board Banking
CRO
Finance & Risk Committee
Risk Committees
GCTP
GCC(TA)
ALCO Bank
Non-Financial Risk Committee
Internal Audit
Regional and BU Level
BU Line Management, Regional & Local Managers
Local and Regional Risk Committee
Bank Risk Management Function Regional and BU Risk Managers
1st line of defence
2nd line of defence
3rd line of defence

Board level risk oversight

ING has a two-tier board structure consisting of a management board (Executive Board (EB) for ING Group and Management Board Banking (MBB) for ING Bank) and the Supervisory Board (SB); both tiers play an important role in managing and monitoring the risk management framework.

•	The SB is responsible for supervising the policy of the EB and the MBB, the general course of affairs of ING Group, ING Bank and its business (including its financial policies and corporate structure). For risk management purposes the SB is advised by two of its sub-committees:

•	The Audit Committee, which assists the SB in monitoring the integrity of the financial statements of ING Group and ING Bank, in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors; and

•	The Risk Committee, which assists and advises the SB in monitoring the risk profile and approving the risk limits of the company as well as the structure and operation of the internal risk management and control systems.

•	The EB is responsible for managing risks associated with all activities of ING Group, whereas the MBB is responsible for managing risks associated with all activities of ING Bank. The EB and MBB responsibilities include ensuring that internal risk management and control systems are effective and that ING Group and ING Bank comply with relevant legislation and regulations. On a regular basis, the EB and MBB report on these issues and discusses the internal risk management and control systems with the SB. On a quarterly basis, the EB and MBB report on the ING’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

ING Group Annual Report on Form 20-F 2017	F-128

Notes to the Consolidated financial statements - continued

As a member of the EB and the MBB, the CRO ensures that risk management issues are heard and discussed at the highest level, thus establishing the appropriate tone at the top. The CRO steers a functional, independent risk organisation both at head-office and business-unit levels, which supports the commercial departments in their decision-making, but at the same time has sufficient countervailing power to keep the agreed risk profile within the risk tolerance. Every quarter, the CRO reports to the SB committees on ING’s risk appetite levels and on ING’s risk profile. In addition, the CRO briefs the SB committees on developments in internal and external risk related issues and ensures the SB committees understand specific risk concepts.

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

Executive level

The key risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:

•	Global Credit & Trading Policy Committee (GCTP) discusses and approves policies, methodologies and procedures related to credit, trading, country and reputation (Environmental and social risk or ESR) risks. The GCTP meets on a monthly basis. In addition, the Credit & Trading Risk Policy Committee (CTRC) is the highest level body, with the exception of ING Global Credit & Trading Policy Committee (GCTP) and the Management Board Banking, authorised to discuss and approve policies, methodologies and procedures related to Credit Risk;

•	Global Credit Committee – Transaction Approval (GCC(TA)) discusses and approves transactions which entail taking credit risk (including investment risk), country, legal and ESR risk. The GCC(TA) meets twice a week;

•	Asset and Liability Committee Bank (ALCO Bank) discusses and approves on a monthly basis the overall risk profile of all ING Bank’s balance sheet and capital management risks that occur as part of its activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING; and

•	Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the Non-Financial Risk Management Framework including Operational Risk Management, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/ reporting. The minimum frequency of the NFRC Bank is at least quarterly.

The Finance and Risk Committee (F&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to coordinate issues that relate to both the finance and risk domains. On reporting level, F&RC has the responsibility to coordinate finance and risk decisions that have an impact on internal and/or external reporting. This includes advising on and reviewing of issues that impact the financial condition of ING.

Regional and business unit level

The CRO is supported by regional and/or business unit CROs focussing on specific risks in the geographical and/or business areas of their responsibilities. ING’s regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational and compliance risks) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses to ensure compliance with procedures and processes at corporate level. The implementation is adapted if necessary to local requirements.

The local (regional and BU) CRO is responsible for the analysis, control and management of risks across the whole value chain (from front to back office), based on which a robust control structure is maintained.

Risk management function

Organisational structure

Over the past years, banks have been faced with regulatory and public pressure with regard to their risk management policies, processes and systems. New requirements and regulations have been introduced and implemented. To be able to effectively address these internal and external (market and regulatory) developments and challenges, ING started to redesign the set-up of its risk-management organisation in 2015. The purpose of this redesign is to better support the Bank’s Think Forward strategy and enhance the interconnection between the risk oversight responsibilities in the business units on one hand, and the global risk functions on the other hand.

As announced in 2016, ING is accelerating its Think Forward strategy. Therefore, ING has introduced a number of initiatives to enhance the customer experience, further grow primary customers and lending, and increase efficiency. For Risk, it has initiated a Target Operating Model (TOM) programme to enable further convergence of our operations, which resulted in the establishment of a new risk organisation as of 1 March 2017.

F-129	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

In line with this TOM, the new global Risk function has a two-tier governance structure. This new structure has resulted in a reshuffle of the tasks carried out by Risk Management, both at Tier 1 and Tier 2 level. Some of the activities have been transferred from the second to the first Line of Defence (i.e. operational risks) and also some responsibilities have shifted between Tier 1 and Tier 2 (i.e. more responsibility at Tier 1 for Tier 1 risk issues). The risk officer in Tier 1 focuses more on risk management within the local unit and in Tier 2 the focus is on setting policies and on monitoring the work in Tier 1 (i.e. more responsibility in managing its own risk issues, and determining and putting in place adequate controls).

Tier 1 level consists of regional and/or business unit CROs. These CROs bear direct responsibility for risk (mitigating) decisions in the respective area of responsibility, and report directly to ING’s CRO and to the head of their regional area and business unit. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the corporate risk policies and goals.

Tier 2 level compromises of corporate risk departments headed by General Managers directly reporting to the CRO. The corporate risk departments support the CRO to set the risk appetite, develop corporate policies, rules and global procedures, and manage the risk infrastructure. It is composed of 4 main departments which are Financial Risk, Non-Financial Risk, Model Risk Management and the Risk COO. The purpose of Financial Risk (FR) is to set the risk strategy across the organisation to control the financial risk and financial-related regulatory risk, while Non-Financial Risk (NFR) focuses on operational and compliance risks. Model Risk Management is responsible for policy setting in the domain of model risk, validating regulatory and non-regulatory models. The last department is the Risk COO which operates as a Shared Service Centre for the global risk community. Furthermore, the General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices.

In addition, the CRO has one staff department in place:

•	Risk & Capital Integration (R&CI) reports functionally to the CRO and is responsible for overarching risk topics such as risk appetite, disclosures, recovery and resolution planning and stress testing. Also, R&CI is involved in capital and balance sheet planning, and managing the ICAAP (Internal Capital Adequacy Assessment Process). Until end 2017, Risk and Capital Integration had a double reporting line, functionally to the CRO and hierarchically to the Head of Capital Management. As of 1 January 2018 the double reporting line has been changed into a single reporting line to the CRO.

The organisation chart below illustrates the reporting lines in 2017 for the risk organisation:

Risk policies, procedures and standards

ING has a framework of risk management policies, procedures and minimum standards in place to create consistency throughout the organisation, and to define requirements that are binding to all business units. The goal of the governance framework of the local business units is to align with ING’s framework and to meet local (regulatory) requirements. Senior management is responsible to ensure policies, procedures and standards are implemented and adhered to. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and practices.

ING Group Annual Report on Form 20-F 2017	F-130

Notes to the Consolidated financial statements - continued

Risk model governance and validation

Risk models are built according to internal risk modelling methodology standards and model life cycle, in line with regulatory requirements. After thorough review and documentation of the model by Model Development (MD) and Model Risk Management (MRM) departments, specific model risk committees for each risk type approve new models. After approval by the specific risk committee, and where necessary the regulator, a new risk model is implemented and approved for use. In addition, MRM validates each model on a regular basis. Validation results and its capital impact are reported on a quarterly basis to senior management, the risk committee and to the supervisor.

An independent MRM department is one of the cornerstones of ING’s risk model governance. It consists of the process of determining that a model is appropriate for its intended use. It is an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation, and when significant changes to the model are made. The validation process contains a mix of developmental evidence, process verification and outcome analysis.

The MRM department independently reviews the performance of ING’s risk models. In addition to (i) evaluating the underlying model parameters, (ii) ensuring continued applicability of the models for the relevant portfolios, and (iii) discussing the model performance with front office and risk users of the models, MRM also (iv) tests the observed performance of a model (and its components) with the predicted level. Where the observed results deviate from the predicted results becomes a candidate for either re-calibration or redevelopment.

Risk culture

The risk management framework based on the three lines of defence governance model is effective when a sound and consistent risk culture is present throughout the whole organisation. The reputation and integrity of ING’s organisation are considered key requirements to operate successfully in the financial world. It promotes awareness of collectively shared values, ideas and goals but also of potential threats and it ensures alignment of individual performance objectives with the short- and long-term strategy. ING believes that embedding the risk culture and awareness in the organisation leads to effective risk management. ING therefore aims to make risk responsibilities transparent within the different levels of the organisation and hold every employee accountable for his/her acts.

Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation is confronted with and the risks it takes. This is a continuous long-term commitment and journey. In this respect, The Orange Code has been set as a declaration of who we are. It describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by.

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

To support the embedding of risk culture into business practices, ING has initiated different programmes and issued several guidelines. Risk awareness is to be alert to potential threats that can occur during day-to-day business, which can be specific to the sector, the region or the clients ING is doing business with. Part of the training curriculum to increase risk awareness is the Promoting Integrity Programme (PIP), which is a long-term, global, educational and behavioural change programme supported by the EB and MBB for all ING employees. With the programme, ING aims to gain a sound risk culture and to ensure that every employee in every part of the organisation understands how his/her actions and behaviour can help earn and retain customer and stakeholder trust. Recently, additional modules with current topics, were added to the programme, among others on integrity and cybersecurity. To enhance risk awareness, these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create clear and consistent understanding. The endorsement from the executive level and the emphasis in the communication strengthen the culture.

In the Netherlands, employees of all financial institutions – and that includes ING – are required to take the Banker’s Oath. This legal requirement came into force on 1 April 2015 as part of the joint approach from all banks, known as ‘Future-oriented Banking’. With the introduction of such social regulation, the revision of the Dutch Banking Code and the implementation of a banker’s oath (with the associated rules of conduct and disciplinary law), the banks want to show to society what they stand for and what they can be held accountable for, both as individual banks and the banking sector as a whole.

Lastly, ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING’s compensation and benefits policies and its relation to the risk taken, please refer to the “Capital Requirements Regulation (CRR) Remuneration disclosure” published on the corporate website ing.com. https://www.ing.com/About-us/Annual-reporting-suite.htm

F-131	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

The recurrence is twofold. One: identification, assessment and review, and update of mitigating measures are done periodically. Two: the periodical monitoring exercise may indicate emerging risks, known risks are changing, assessed risk levels are changing, or control measures are not effective enough. Further analyses of these findings may result in renewed and more frequent risk identification, and/or assessment, and/or change of mitigating measures.

ING Group Annual Report on Form 20-F 2017	F-132

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

Risk assessment and control

Each identified risk is assessed to determine the importance, or risk level, of the risk for the ING entity in scope. This enables the entity to decide which of the identified risks need control measures and how strict or tolerant these measures must be. Known risks are reassessed to either confirm the risk level or detect change.

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

Monitoring and reporting

By monitoring the risk control measures, ING checks if they are executed, complied with, have the expected mitigating effects and follow the development of the risks and their risk levels. Risk reporting provides senior and local management with information they need to manage risk.

Risk Appetite Framework

ING uses an integrated risk management approach for its banking activities. The uses the Risk Appetite Framework (RAF) to set both boundaries for the Medium Term Plan (MTP) budget process and to monitor and manage the actual risk profile in relation to the risk appetite.

Process

The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation. The RAF is approved by the SB on an annual basis, or more frequently if necessary based on their quarterly review in the EB and the MBB and in the SB. It is therefore essentially a top-down process, which bases itself on the ambition of the bank in terms of its risk profile and is a function of the capital and liquidity levels and ambitions, the regulatory environment and the economic context. The process is set up according to the following steps:

F-133	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Step 1. Identify & assess ING’s key risks

Setting the RAF starts with a multi-dimensional step to identify and assess the risks ING is facing when executing its strategy. This step includes the following actions that are performed on an annual basis:

•	detect unidentified risks that are not yet controlled within ING’s risk management function & assess their potential impact;

•	benchmark current risk framework versus regulatory developments;

•	re-assess known risks to confirm risk level or detect potential changes; and

•	reflect on the current set of Risk Appetite Statements.

This annual risk assessment serves as input when defining the global risk appetite which – in line with its business model and risk ambition – is currently formulated as follows: ING has the ambition to be and remain a strong bank, resilient to possible adverse events on a standalone basis and able to address such developments based on its own strengths and resources.

To be able to execute the strategy, ING has formulated the following risk and capital targets:

•	have a rating strong enough to support the execution of ING’s Funding & Capital issuance plan;

•	be able to restore the capital and liquidity position following a stress situation on its own strength;

•	be in a position to meet current and forthcoming regulatory requirements and targets; and

•	have a risk profile that compares favourably to its main banking peers.

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

The solvency risk appetite is closely aligned with capital management activities and policies. ING has determined tolerances for its risk-weighted solvency position (CET1 ratio), for non-risk-weighted solvency (leverage ratio), for a more economic value based solvency (economic capital utilisation expressed via the Overall Supervisory Review and Evaluation Process (SREP) Capital Requirement) and for a separate forward-looking risk appetite for earnings variability (earnings at risk). The CET1 ratio and leverage solvency risk appetite statements as well as profitability statement are not only compared to the actual reported level, but also include the potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon). Based on this mild stress scenario, the impact on ING’s earnings, revaluation reserve and risk-weighted assets (RWA) is calculated (these are labelled earnings-at-risk, revaluation reserve-at-risk and RWA-at-risk). In addition, the impact on economic value is calculated where a more severe stress scenario for the economic capital is adhered to. These stressed figures are used as input for a two-year simulation which depicts the developments of ING’s solvency level versus its risk appetite.

Funding and liquidity risk management has two dimensions: liquidity risk management focuses on having a sufficient buffer to cope with the short-term situation, funding risk management ensures long-term compliance with both internal and external targets. Managing funding and liquidity risk focuses both on ‘business as usual’ (based on the run-off profile to show the stickiness of deposits combined with the run-off of assets without new production) and on a stressed situation. In the stressed situation, we use for liquidity risk the time to survive under a specific scenario, while for funding risk we focus on having a stable funding profile.

The concentration risk appetite set at the consolidated level are directly translated into corresponding limits in the underlying risk appetite statements for profitability risk, credit risk, market risk and funding & liquidity risk. Further details may be found in the dedicated sections (credit risk, market risk and funding & liquidity risk).

The business risk appetite statement is focusing on earnings stability and diversification, as avoiding to put all eggs in one basket reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. ING has determined for its business risk a geographical segmentation statement through the business mix and a total income classification statement (based on a minimum of Fee and Commission Income).

Non-financial risk

For non-financial risks, levels are set according to what ING is willing to tolerate in pursuit of the strategic objectives of the bank, to ensure that the organisation’s actual risk exposure is commensurate with its strategic objectives and that exposure moving beyond the tolerance risk levels is timely identified and acted upon.

ING Group Annual Report on Form 20-F 2017	F-134

Notes to the Consolidated financial statements - continued

ING measures and monitors its exposure to non-financial risk on an ongoing basis by assessing risks, analysing scenarios and mitigating actions as a result of audit and risk assessment findings. The aggregation of the assessed risk levels is expressed in an expected loss figure on non-financial risk, which is compared to the tolerance levels as captured in the NFR Risk Appetite Statements (RAS) based on a percentage of the MTP-income. Furthermore, reported actual losses per financial reporting year and weighted overdue percentages for audit & risk assessment findings must be below a certain threshold. The overall non-financial risk levels and tolerance breaches are periodically reported through the Non-Financial Risk Dashboard (NFRD). The NFRD provides an overview of key risks within the non-financial risk areas on a quarterly basis. Changes in capital are monitored and reported in the NFRD as well. In case risk events cause ING to move towards or beyond the tolerance level, management is required to undertake action.

On compliance risk, ING aims to meet its obligations, to adhere to the spirit as well as to the letter of applicable laws and regulation, ING policies and minimum standards, the values and behaviours as defined in the Orange Code, and to act upon identified compliance breaches swiftly and diligently.

Step 3. Cascade into statements per risk type and business unit

Risk appetite is translated per risk type, which is further cascaded down into the organisation to the lowest level. Risk appetite statements are then translated into dedicated underlying risk limits which are used for day-to-day monitoring and management of ING’s risks.

For financial risks, a sequence of different risk appetite frameworks is implemented to address the most significant risks. This implies that a whole framework of credit risk limits is in place that monitors the overall quality of ING’s credit portfolio and all underlying portfolios. In addition, specific concentration risk appetites are defined on product level, geographic level and (single name) counterparty level which are cascaded down into the organisation. The risk appetite for the trading book activities within Financial Markets is accompanied by a risk appetite framework for market risks in the banking books. For both types of market risk, limits at ING level are translated into the organisation. The funding & liquidity risk appetite statements that are defined on ING level are translated into the organisation, taking the funding & liquidity specific situation of each (solo) unit into account. Risk appetite for non-financial risk is cascaded to the divisions and business units through a set of quantitative and qualitative statements. The risk appetite at ING level is applicable to all divisions and business units. The suite of risk appetite statements serves as input for the MTP process as well as for the establishment of key performance indicators and targets for senior management.

Step 4. Monitor and manage underlying risk limits

In order to verify that it remains within the risk appetite framework as it is executing its budget, ING reports its risk positions vis-à-vis its limits on a regular basis towards senior management committees. The Risk and Capital Management Report reflecting the exposure of ING against the risk appetite targets is submitted quarterly, after discussion by F&RC, to the EB and the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s capital and liquidity position. Stress test provides insights in the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets and changes in the (geo)political climate.

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

Process

The stress testing process of ING consists of several stages, which are summarised in the diagram below.

F-135	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Step 1. Risk assessment & scenario selection

ING formally determines its main risks on an annual basis through the execution of a so called risk assessment. Senior management, business representatives and risk specialists are involved in this process which covers risks in the macroeconomic circumstances, political and regulatory developments as well as portfolio specific risks. Based on the risk assessment, scenarios are selected to be evaluated in the remainder of the year The results of the risk assessment and scenario selection are discussed and endorsed in the Stress Testing Steering Committee (STSC). All stakeholders are represented in the STSC, such as representatives of the different Corporate Risk departments, Capital Management, Finance and the Global Research organisation. The STSC submits the results of the risk assessment and scenario selection to the F&RC for discussion and advice.

Step 2. Scenario parameter setting

After determination of the high level scenarios, further elaboration of them is necessary. Scope, assumptions and input parameters such as GDP growth, unemployment rates, interest rates and real estate price changes are defined for the countries involved in the exercise. The parameters are discussed in the STSC and subsequently in the F&RC.

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

ING Group Annual Report on Form 20-F 2017	F-136

Notes to the Consolidated financial statements - continued

As for the previous steps, the calculated impacts of the scenario are first discussed and endorsed in the STSC followed by the BF&RC. Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Approval of these mitigating actions takes place in the EB and the MBB.

Step 4. Execution of mitigating actions

After the EB and MBB has approved the mitigating actions, they need to be executed. Mitigating actions may include, but are not limited to, sales or transfers of assets, reductions of risk limits, intensification of our contacts with regulators or other authorities.

Methodology

For the calculation of the impact of the scenarios detailed and comprehensive models are used. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific and use different macro-economic and market variables as input variables. The stress testing models are subject to a thorough review by the Model Validation department.

Economic and Regulatory Capital

Economic Capital (EC) and Regulatory Capital (RC) are the main sources of capital allocation within ING. Both of these capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic and regulatory-based risks it faces. The concept of EC differs from RC in the sense that RC is the mandatory amount of capital that is defined under Pillar I while EC is the best estimate of Pillar II capital that ING uses internally to manage its own risk. EC is a non-accounting measure that is inherently subject to dynamic changes and updated as a result of ING’s portfolio mix and general market developments. ING continuously recalibrates the underlying assumptions behind its economic capital model which may have an impact on the values of EC going forward.

EC is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. EC is focusing on the bank activities within ING Bank consolidated and therefore only available per that scope. In general, EC is measured as the unexpected loss above the expected loss at a given confidence level. This economic capital definition is in line with the net market value (or surplus) definition. The EC calculation is used as part of the CRR/CRD IV Pillar II Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the supervisor.

The following fundamental principles and definitions have been established for the model:

•	ING Bank uses a one-sided confidence level of 99.95% and a one-year time horizon to calculate EC;

•	It is assumed that all currently known measurable sources of risk are included;

•	The best estimate risk assumptions are as objective as possible and based on thorough statistical analysis.;

•	The EC calculations reflect known embedded options and the influence of customer behaviour in banking products;

•	The EC calculations are on a before tax basis and do not consider the effect of regulatory requirements on capital levels; and

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.

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

Basel III revisions, CRR/CRD IV and upcoming regulations

On 23 November 2016, the European Commission published legislative proposals to amend and supplement certain provisions of the Capital Requirements Directive (CRD), the Capital Requirements Regulation (CRR), the Bank Recovery and Resolution Directive (BRRD) and the Single Resolution Mechanism Regulation (the SRM Regulation). The proposals are wide-ranging and may have significant effects on ING, including with regard to the total loss absorbing capacity (TLAC) or the minimum requirement own funds and eligible liabilities (MREL) it must maintain. On 25 October 2017, it was announced that the European Parliament, the Council and the Commission agreed on elements of the review of the BRRD, CRR and CRD proposed in November 2016. The first consolidated CRR text with the amendments to the initial Commission’s Proposal has been shared with the delegations. This shows that the Council discussions are progressing quickly reaching agreement on most of the topics.

In December 2017, the Basel III revisions were formally announced by the Basel Committee on Banking Supervision (BCBS). These new prudential rules for banks consist of a revision to the standardised approach to credit risk, the introduction of a capital floor based on standardised approaches, the use of internal models, limitation of options for modelling operating risks, and new rules for the establishment of risk-weighted items and unused credit lines at the banks. ING believes it is good that there is now more clarity. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. We will meet the final requirements and as before we will continue executing our strategy for our clients and delivering growth at good returns.

F-137	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published Principles for Effective Risk Data Aggregation and Risk Reporting (also known as BCBS239). BCBS239 consists of fourteen principles to strengthen a bank’s risk data aggregation and risk reporting practices. Collectively implementing these principles will enhance risk management and decision-making processes at banks. Banks indicated as G-SIBs, including ING, were required to implement the principles by 2016.

The implementation by our dedicated teams has covered all key BCBS239 principles, resulting in improvements across the data management and reporting chain. By incorporating the BCBS239 principles in ING’s internal control Framework, the principles have become a key driver of ING’s data aggregation and risk reporting practices. Also in today’s continuously changing environment, ING will ensure that key risk data aggregation and reporting practices remain aligned with the BCBS239 principles.

Targeted Review of Internal Models

In order to make capital levels more comparable and to reduce variability in banks’ internal models, the European Central Bank (ECB) introduced the Targeted Review of Internal Models (TRIM) in June 2017 to assess reliability and comparability between banks’ models. The TRIM aims to create a level playing field by harmonising the regulatory guidance around internal models, and the ultimate goal is to restore trust in the use of internal models by European banks. The operating consequences of the TRIM exercise have been significant. The TRIM is expected to finalise in 2019, and could impact ING through more stringent regulation on internal models.

Top and emerging risks

The risks listed below are defined as material existing and emerging risks that may have a potentially significant impact on our financial position or our business model. They may have a material impact on the reputation of the company, introduce volatility in future results of operations or impact ING’s medium and long-term strategy including the ability to pay dividends, maintain appropriate levels of capital or meet capital and leverage ratio targets. An emerging risk is defined as a risk that has the potential to have a significant negative effect on our performance, but currently difficult to quantify the impact on the organisation than for other risk factors that are not identified as emerging risks.

The topics have emerged either as part of the annual Risk Assessment that is performed as part of the Stress Testing Framework or from the Risk Appetite Framework. The sequence in which the risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

During 2017, several changes were made to our top and emerging risks. The top risks in 2017 are still related to the Brexit decision, cybercrime and persistent low interest rates. Also, ‘Climate change risk’ remains an emerging risk, reflecting the impact a deterioration of the climate may have for the financial position and/or reputation of ING.

Macroeconomic developments

The economic environment further improved in 2017 marked by strong growth in the United States and a robust recovery in the eurozone. However, the outcome of Brexit, persistent low interest rates and geopolitical risks are sources of uncertainty.

The sustained low interest rate environment in Europe, where central banks held their rates at very low and even negative levels in some countries, negatively impacted short-term as well as long-term market rates. The typical interest rate position at ING is that the duration of the assets is slightly higher than the duration of the liabilities. Given this mismatch, decreasing interest rates are under normal circumstances favourable for the interest income of ING: liabilities reprice more quickly than assets, and therefore the average interest rates paid on liabilities should adapt more quickly to lower market interest rates.

However, given the current unusual situation with persistent low interest rates, ING intensified the management of its interest-rate risk exposure and successfully increased the Net Interest Margin (NIM) on its lending and customer deposits in 2017. On mortgages, the prepayment incentive for clients is at a relatively high level because of the difference between the rates of the existing mortgage portfolio and the prevailing low market rates. On savings, NII and NIM remained stable, while room for further reduction of client rates on savings deposits is almost absent.

Last year’s decision of the United Kingdom to leave the European Union (‘Brexit’) remains a major political and economic event that continues to effect sentiment. Economic growth in the UK has slowed against a background of continued uncertainty about the future relationship with the European Union, and increased volatility is present due to the uncertainty of a soft or hard Brexit outcome. Although ING has activities in the UK through the Wholesale Banking (WB) business line, no material asset quality deterioration following the Brexit decision has taken place.

Another element which can affect the real economy and gives rise to geopolitical risk is the instability in international relationships. In this perspective, ING continued to carefully monitor international developments. In addition, rising populism due to increasing social inequality, polarisation and unemployment is seen as a material geopolitical risk. As a consequence of the rising populism in the eurozone, a euro breakup is considered as a potential adverse event.

ING Group Annual Report on Form 20-F 2017	F-138

Notes to the Consolidated financial statements - continued

Cybercrime

Cybercrime remains a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. Threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and Ransomware have intensified worldwide. ING builds on its cybercrime resilience through its dedicated Cyber Crime Expertise and Response Team, further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats.

ING also works on strengthening its global cybercrime resilience including strong collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Climate change risk

The climate is changing and this is an unparalleled challenge to our world. The causes and the solutions to these challenges are complex, but we realise that it is attributed directly or indirectly to human activity that alters the composition of the global atmosphere, in addition to natural climate variability. As a financial institution, we too have a responsibility and it may ultimately affect our results if our customers are affected.

In general, ING has an impact on the environment and society directly through the consumption of natural resources and its relationship with stakeholders, and indirectly through our financing. Therefore, climate change as a risk continues to intensify, looking at the public, regulatory and political concerns around its integration into the financial sector’s operations and strategy.

We can play a role in trying to find solutions. We have been climate neutral since 2007, adapting the organisation to the new world and taking effective measures to mitigate our impacts. We are aware that our greatest impact however, is through our financing portfolio. In addition to investing billions of euros in wind farms, solar energy and geothermal power production to support the energy transition, ING will not only stop providing lending services to new coal-fired power plants or coal mines but will also accelerate the reduction of financing to thermal-coal power generation to close to zero by 2025.

Credit risk

Introduction

Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in ING’s lending, financial markets and investment activities. The credit risk section provides information on how ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk perspective.

Governance

Credit risk is a Tier 1 risk function within ING and is part of the second line of defence. It is managed within the CRO organisation by regional and/or business unit CROs focussing on specific risks in the geographical and/or business areas of their responsibilities. These are the CRO Wholesale Banking (WB), CRO Challengers & Growth Markets (C&G), CRO Netherlands and CRO Belgium. The Financial Risk department is a Tier 2 function, which ensures oversight at a consolidated level and is responsible for risk appetite setting, risk frameworks, model development and policies.

ING’s credit risk strategy is to maintain an internationally diversified loan and bond portfolio, avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of a top-down risk appetite framework, which sets concentration limits for countries, individual clients, sectors, products, secondary risk (collateral/guarantees) and investment activities. The aim is to support relationship-banking activities, while maintaining internal risk/reward guidelines and controls.

Credit analysis at portfolio level is monitored using metrics such as economic capital, regulatory capital, exposure at default (EAD), probability of default (PD) and loss given default (LGD). To ensure efficient use of ING’s capital, the risk appetite is monitored and managed at portfolio level. Credit analysis at transactional level focuses on the risk amount, tenor, structure of the facility and profile of the borrower. ING’s credit risk managers make use of publicly available information, information provided by the client, peer group comparisons, industry comparisons and quantitative techniques.

Within ING, the ultimate approval authority for credit proposals resides with the MBB. The MBB has delegated authorities based on amounts, tenors and risk ratings to lower levels in the organisation. Transactions are approved via a dual signatory approval system that requires an individual sign-off from both front office and credit risk management. For larger and higher risk credits a committee structure exists whereby the credit risk chair takes the final decision with advice from the respective committee members, thereby ensuring accountability. Retail business units have delegated authority to decide within policies and mandates approved by credit risk. Any decisions outside those policies or above the delegated mandate require a specific credit risk approval.

F-139	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The credit risk function encompasses the following activities:

•	Measuring, monitoring and managing credit risks in the bank’s portfolio;

•	Challenging and approving new and modified transactions and borrower reviews;

•	Managing the levels of provisioning and risk costs, and advising on impairments; and

•	Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities.

The following committees are in place to review and approve transactions and policies from a credit risk point of view:

•	The GCTP which is authorised to approve policies, methodologies and procedures related to credit, trading, country and reputation risks on a high level for ING.

•	The GCC(TA) is mandated to approve transactions with credit risks.

•	The CTRC is authorised to approve policies, models, methodologies and procedures related to credit & trading risk on more detailed and operational level (with the exception of issues which are mandated to GCTP).

•	The Model Development Committee (MDC) serves as a technical advisor to CTRC and is a planning body for future model development. The committee has a delegated mandate to approve credit risk models which cover smaller portfolios.

•	A steering committee has been established to align overall model strategy, model risk appetite, supporting model frameworks, policies and methodologies.

•	The ING Provisioning Committee (IPC) is the approval authority for loan loss provisions (LLP) for all entities.

Credit risk categories

Credit risk uses the following risk categories to differentiate between the different types of credit risk:

•	Lending risk: arises when ING grants a loan to a client, or issues guarantees on behalf of a client. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the accounting value of the financial obligation that the client has to repay to ING, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

•	Investment risk: is the credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the worst-case loss that ING may incur as a result of holding a position in underlying securities whose Issuer’s credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING’s investments in the banking books is for liquidity management.

•	Money market (MM) risk: arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING may lose the deposit placed. Money market risk is measured as the accounting value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

•	Pre-settlement (PS) risk: arises when a client defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange traded derivatives, OTC derivatives and securities financing transactions.

•	Settlement risk: is the risk that arises when there is an exchange of value (funds or instruments) for the same value date or different value dates and receipt is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty. ING manages settlement risk in the same way as other risks including a risk limit structure per borrower. Due to the short term nature (1 day), ING does not hold provisions or capital for specific settlement risk. Although a relatively low risk, ING increasingly uses DVP (Delivery versus Payment) and safe settlement payment techniques to reduce settlement risk.

For the reconciliation between credit risk outstanding categories and financial assets we refer to table below:

ING Group Annual Report on Form 20-F 2017	F-140

Notes to the Consolidated financial statements - continued

Reconciliation between credit risk categories and financial assets
Credit risk categories	Mainly relates to:	Notes in the Annual Accounts
Lending risk	-Loans and advances to customers	Note 2 Cash and balances with central banks
	-Loans and advances to banks	Note 3 Loans and advances to banks
	-Cash and balances with central banks	Note 6 Loans and advances to customers
	-Off-balance sheet items e.g. obligations under financial guarantees and letters of credit and undrawn credit facilities	Note 44 Contingent liabilities and commitments
Investment risk	-Investments (available-for-sale and held-to-maturity)	Note 5 Investments
	-Loans and advances to customers	Note 6 Loans and advances to customers
Money market (MM) risk	-Cash and balances with central banks	Note 2 Cash and balances with central banks
	-Loans and advances to banks	Note 3 Loans and advances to banks
	-Loans and advances to customers	Note 6 Loans and advances to customers
Pre-settlement (PS) risk	-Financial assets at fair value through profit or loss (trading assets	Note 4 Financial assets at fair value through profit or loss and non-trading derivatives)
	-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)	Note 13 Financial liabilities at fair value through profit or Loss
-Securities financing
Settlement risk	-Financial assets at fair value through profit or loss (trading assets	Note 4 Financial assets at fair value through profit or loss
	and non-trading derivatives)	Note 5 Investments
	-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)	Note 10 Other assets
	-Investments (available-for-sale and held-to-maturity)	Note 13 Financial liabilities at fair value through profit or loss
	-Amounts to be settled	Note 15 Other liabilities

Credit Risk Appetite and Concentration Risk Framework

The credit risk appetite and concentration risk framework enables ING to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the following two concepts:

•	Boundaries: a cap on the maximum event loss based on consolidated pre-tax result on each of the metrics of its risk appetite framework as well as its concentration risk framework (effectively Country Risk, Single Name, and Industry Sector).

•	Instruments: supporting metrics, specifically for the concentration risk framework, which sets hard limits based on internal economic capital.

Credit risk appetite and concentration risk boundaries and instruments are set and reviewed on an annual basis and require approval from the Risk Committee of the SB.

F-141	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Credit risk appetite statements

Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. This credit risk appetite is linked to the overall bank-wide risk appetite framework. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk appetite achieves:

•	Clarity about the credit risks that ING is prepared to assume, target setting and prudent risk management;

•	Consistent communication to different stakeholders;

•	Guidelines how to align reporting and monitoring tools with the organisational structure and strategy; and

•	Alignment of business strategies and key performance indicators of business units with ING’s credit risk appetite by means of the MTP.

Credit risk appetite is present across different levels within ING, at portfolio level as well as transaction level. The various credit risk appetite components at portfolio and transaction level together result in the credit risk appetite framework.

Credit risk appetite statements are defined top-down across the credit risk categories (lending, investment, money market and pre-settlement), and connected to ING high-level risk appetite across all risk types (solvency, credit, liquidity and funding, market, and non-financial risk). They consist of a set of high-level credit risk metrics: expected loss, economic capital, risk-weighted assets (RWA) and exposure at default. For each credit risk metric a boundary is set that is cascaded down and monitored on a monthly basis. The adherence to the boundaries and the pro-active approach to manage the portfolio within the risk appetite boundaries are part of the key performance indicators of the business line managers.

Country risk concentration

Country risk is the risk that arises due to events in a specific country (or group of countries). In order to manage the maximum country event loss ING is willing to accept, boundaries are approved by the SB that ensure ING’s consolidated 3-year average result before tax can absorb an estimated country event loss due to a country risk occurrence. The estimated level is correlated to the risk rating assigned to a given country.

Country risk is the risk of loss for ING associated with lending, pre-settlement, money market and investment transactions as a result of country risk events. A country risk event can be described as economic, financial and political shocks and transfer or exchange restrictions, affecting all counterparties in a specific country. The occurrence of a country risk event may cause all clients in a country to be unable to ensure timely payments, despite their willingness to meet their contractual debt obligations. As such, country risk is an additional factor to be taken into account in the credit approval process of individual customers, as the country risk event probability may impact the default probability of individual counterparties.

Complementary to the country boundaries, country instruments are defined to support the setting of an actual hard limit on a given country. The country instrument takes into account ING’s ability to actively reduce exposure without triggering either market distortion or tying up too much of its capital in a country. Country instruments are quantified by the maximum internal economic capital (INCAP) tolerance level in terms of consolidated BIS capital or the individual country’s outstanding domestic credit or gross domestic product.

By means of the instruments, actual country limits are set (each of which should not exceed the country’s boundary), reviewed monthly and updated when needed. In case of countries with elevated levels of geo-political or severe economic cycle risk the monitoring is performed on a more frequent basis with strict pipeline and exposure management to protect ING from adverse impacts.

Single name and industry sector concentration

Using the very same concepts of boundaries and instruments mentioned earlier, ING has additionally established a concentration risk framework in order to identify, measure and monitor:

•	Single name concentration: losses due to the unexpected default of a single counterparty. These single name concentrations are capped both at individual single name level and aggregated top 5 single name level. The LGD of a single name concentration is measured against a maximum LGD amount. Large Exposures monitoring and reporting is one of the components of the single name framework.

•	Industry sector concentration (systemic risk): substantial increase of the ING risk profile due to the joint deterioration of a group of correlated counterparties, sensitive to the same external (macro-economic) factor(s) related to the industry sector it is part of.

Product and secondary Risk Concentration

ING has additionally established a concentration framework to identify, measure and monitor:

•	Product concentration: concentrations arising from exposure to same activities or commodities. These concentrations are capped through actual limits and monitored at retail and wholesale portfolio levels per geographical region.

•	Secondary risk: risks arising from secondary exposures that ING has with insurance and re-insurance companies from which the Bank purchases insurance to protect itself against non-payment under primary exposures.

ING Group Annual Report on Form 20-F 2017	F-142

Notes to the Consolidated financial statements - continued

Scenarios and stress tests

Stress testing evaluates ING’s financial stability under severe but plausible stress scenarios and supports in decision-making that assures ING remains a financially going concern even after a severe event occurs. In addition to the bank-wide stress test framework as described in the Risk Management section, ING performs stress tests on a monthly basis in order to continually assess the portfolio risks and concentrations. These stress tests are consistent with the stress scenario as established in the group wide credit risk appetite framework. The stress tests are reviewed in the Risk & Capital Integration team and potential management actions are proposed, if necessary.

ING performs periodical stress tests based on a standardised and pre-determined 1-in-10 year-stress event (i.e. at 90% confidence level and 1 year horizon) which is similar to the one applied in the solvency risk appetite. Based on this confidence level, a through the cycle rating migration for the entire portfolio is simulated. For this simulated portfolio, provisions, RWA and Economic Capital are recalculated to assess what the combined impact of such a year would be. The additional credit RWA (CRWA) that ING should allocate in such an event is named CRWA-at-Risk. Additionally, ING calculates an Earnings-at-Risk which influences overall CET1 ratio.

Next to the periodical pre-determined stress test related to CRWA-at-Risk, ad-hoc stress tests based on severe but plausible scenarios are performed. These stress tests can be for internal purposes or at the request of the regulators and are input for future Credit Risk Appetite setting. Stress testing is used as an additional safety net. In addition to the Pillar 1 and Pillar 2 capital calculations, based on the results of various stress tests, ING ensures that adequate levels of capital (and liquidity) are available to sustain such severe but plausible scenarios.

Product approvals

Across ING a product approval and review process ensures effective management of risks associated with the introduction of new or modified products. It safeguards that sound due diligence is performed by relevant stakeholders to ensure that relevant risks (credit, operational, compliance, etc.) are adequately mitigated in the Product Approval and Review Process (PARP).

Risk programs

Within ING, risk programs are detailed analyses of defined products and/or industries. They identify the major risk drivers and risk mitigants, the internal business mandate, and propose the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit—to undertake that business. A risk program is always prepared by the front office responsible for the internal business mandate and requires an approval from an approval authority. Risk programs may carry various names and/or may have geographical and/or business limitations (e.g. local vs global).

Reference benchmarks

A reference benchmark is the maximum appetite of credit risk per legal one obligor group. It is expressed as a (benchmark) exposure at the concentration risk level, which corresponds to (maximum) internal capital consumption for credit risk. It is used as a reference amount in the credit approval process and can be waived on the basis of proper credit risk arguments.

Credit approval process

The credit approval process ensures that individual transactions are assessed on a name-by-name basis. For each type of client there is a dedicated process with credit risk managers specialised along the business lines of ING. The credit approval process is supported by a risk rating system and exposure monitoring system. Ratings are used to indicate a client’s creditworthiness which translates into a probability of default. This is used as input to determine the maximum risk appetite that ING has for a given type of client (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) is a function of the risk rating of the client and ING’s credit risk exposure on the client.

Given the nature of the retail business, roles and responsibilities of the local credit risk policy are delegated to local retail credit risk management. However, the CRO C&G risk is informed of all local retail risk policies so as to monitor that local policies do not conflict with any global Financial Risk policies. This framework serves to ensure more global alignment while preserving existing empowerment of local units. As such, approval authorities differ depending on the materiality of the deviation between local policy and global policy.

Environmental and Social Risk Framework

ING makes a positive contribution to global economic growth and more sustainable development by promoting responsible lending and investment practices. The ESR policy framework incorporates assessment tools that are used in ING’s mainstream processes and systems. It is therefore fully integrated into regular client and transaction reviews.

The ESR policy framework is reviewed every three years on the basis of significant changes identified in the sectors that are more vulnerable to environmental and social risks and impacts. In addition, environmental and social risks for all lending transactions are reviewed during the periodic credit reviews. ESR transactions where funds will be used for asset based finance may require enhanced ESR due diligence e.g. application of the Equator Principles. Such enhanced ESR evaluation is also required for any high-risk transaction, such as those that impact indigenous people etc.

F-143	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The snapshot of ING’s ESR Framework is as follows:

The ESR policy framework is fully embedded in ING’s mainstream approval processes and requires involvement of the following areas globally:

Client Assessment:

•	Customer Domain Units (CDU): verify compliance with the applicable ESR policy. CDUs are responsible to assure that information in the Client ESR Assessment has been duly completed.

Transaction Assessment:

•	Front Office: departments that originate transactions and have direct contact with the client or project sponsors;

•	Risk Management: departments that provide control over front office activities and generally sign off on the environmental and social impacts for ’low risk’ or ‘medium risk’ transactions; and

•	ESR department within risk management fully dedicated to assessing environmental and social impacts associated with ’high-risk’ transactions. Negative advice from the ESR department can only be waived by ING’s highest credit committee or the MBB. In practice such waivers are very exceptional.

ESR Policy Development and Governance:

•	MBB / GCTP: Ultimate approval authority for approving new and updated ESR policies.

As the risk assessment processes are decentralized each front-office team must be highly familiar with ING’s environmental and social framework. Hence, ING makes significant investment in internal training programs to help CDUs, front office and risk management staff in assessing the environmental and social risks. In 2017 alone, 285 colleagues have been specifically trained on the ESR policy framework worldwide.

Credit risk capital and measurement

Credit risk capital

Regulatory capital is the minimum amount of capital (based on 99.90% confidence level) that ING must hold from a regulatory perspective as a cushion to be able to survive large unexpected losses.

RWA comparison

Comparison of RWA and risk weights across institutions is inherently challenging. Differences in RWA among banks have been classified by the Bank for International Settlements (BIS) in 3 categories:

1.	Risk based drivers that stem from the differences in underlying risk at the exposure/portfolio level and in business models/ strategies including asset class mix;

2.	Practice-based drivers including approaches to risk management and risk measurement; and

ING Group Annual Report on Form 20-F 2017	F-144

Notes to the Consolidated financial statements - continued

3.	Regulatory environment such as supervisory practices, implementing laws and regulations including national discretion and accounting standards.

Risk based drivers

ING’s portfolio is dominated by secured lending especially in the areas of residential mortgages, leasing and commercial real estate. Secured lending tends to have a much lower LGD, given the collateral involved, which is a key driver of RWA calculations. Therefore the regulatory formula for residential mortgages tends to result in lower RWA, all other factors being equal.

Practice based drivers

ING has a conservative approach to non-performing exposures. Non-performing exposures are recognized early based on unlikely to pay triggers. For non-retail, ING typically classifies default based on a borrower rating and not a facility rating which means that a customer will only have one PD (probability of default) regardless of the type(s) of transactions done with ING. As a consequence, if one facility is in default, usually all facilities of the client are in default. Non-performing clients which were granted forbearance measures have an additional probation period of 1 year starting from the last moment they are classified as forborne, before returning to performing status.

Regulatory environment

ING’s primary supervising entity is the ECB, which is supported by many host supervisors. The ECB supervises adherence to regulatory rules: the regulatory framework defined in CRR/CRD, European Bank Authority (EBA) standards and ECB guidance. The ECB requires all ‘significant changes’ in internal models (PD, LGD and EAD) and policies to be reviewed and approved by the ECB, prior to implementation. Lower level model changes are either pre-notified or post-notified to the ECB.

Comparing capital levels across banks is a challenging exercise because of different risk profiles, differences in risk based drivers, practice based drivers and the regulatory environment (e.g. advanced internal rating based approach or the standardised approach). These factors have a substantial impact on the regulatory capital/RWA of a financial institution. ING continues to work with industry groups and strives to adhere to the latest BIS and EBA recommendations to improve the transparent reporting of the bank’s capital calculations.

Economic capital

Economic capital reflects ING’s own view on credit risk, which allows it to be used in decision-making processes (sub) portfolio level. Credit risk and transfer risk capital are calculated for all portfolios which contain credit or transfer risk, including investment portfolios. Economic capital is the minimum amount of capital required to cover unexpected losses within a 99.95% confidence level and a 12 months’ time horizon. It is used throughout ING in the decision-making process (mainly wholesale banking), in risk adjusted counterparty and portfolio profitability measurement tools (wholesale and retail banking), in investment and divestment decisions, in the country risk framework and in concentration risk management, including risk appetite statements (RAS).

Economic capital is calculated using the economic values of rating models (PD, EAD and LGD), in line with regulatory requirements.

An important characteristic of our IT systems and framework is that models are built for several purposes, including economic capital, regulatory capital and loan loss provision. These credit risk models are used throughout the organisation which is compliant with the Basel Use Test requirement and ensures active feedback on the risk parameters by business units.

Credit risk measurement

There are two ways to measure credit risk within ING’s portfolio, depending on whether the exposure is booked under an ING office which is permitted by the ECB to use the advanced internal rating based (AIRB) approach, or if it falls under the standardised approach (SA).

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

Advanced internal rating based approach

There are five main elements that drive the determination of risk-weighted assets under the AIRB approach.

•	Probability of Default (PD): The first is the counterparty’s probability of default, which measures a counterparty’s creditworthiness in terms of likelihood to go into default. It attempts to measure the senior, unsecured standalone creditworthiness of an organisation without consideration of structural elements of the underlying transactions, such as collateral, pricing, or maturity. Each borrower has a rating which translates into a specific PD.

F-145	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

•	Exposure at Default (EAD): The second element is the counterparty’s exposure at default. EAD models are intended to estimate the outstanding amount or obligation at the moment of default in the future. Since the fact that a client will go into default is not known, and the level of outstanding that may occur on that date is also not known, ING uses a combination of statistical and hybrid models to estimate the EAD. With the exception of guarantees and letters of credit, the EAD is always equal to or higher than the associated credit risk outstanding, under the assumption that clients tend to absorb liquidity from available credit resources before financial problems become apparent to the client’s creditors. EAD is largely a function of the type of credit facility (overdraft, revolving, term) offered to the borrower.

•	Loss Given Default (LGD): The third element is the loss given default. LGD models are intended to estimate the amount ING would lose after liquidating collateral pledged in association with a given loan or financial obligation, or alternatively, from liquidating the company as a whole as part of a workout process. LGD models are based on cover types, estimated recovery rates given orderly liquidation, and (in)direct cost of liquidation.

•	Maturity (M): The fourth element is the time to the maturity of the underlying financial obligation. Regulatory requirements (CRR/CRDIV) floor the maturity element at one year and cap it at five years.

•	Exposure Class: The fifth element is the exposure class (a regulatory prescribed grouping of a common obligor type or product type) which is a driver for the correlation factor. To calculate risk-weighted assets the default correlation between a transaction and all other transactions in the portfolio is taken into account.

The expected loss (EL) provides a measure of the value of the credit losses that ING may reasonably expect to incur on its portfolio. In its basic form, the expected loss can be represented as:

EL = PD * EAD * LGD

Securitisations

ING has implemented the AIRB approach for credit risk. As a consequence, ING uses the rating based approach (RBA) for investments in tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS) which have been rated by external rating agencies. Rating agencies which are used by ING under the RBA include Standard & Poor’s, Fitch and Moody’s.

Under the RBA, the RWA are determined by multiplying the amount of the exposure by the appropriate regulatory risk weights, which depend on:

•	The external rating or an available inferred rating;

•	The seniority of the position; and

•	The granularity of the position.

ING uses the internal assessment approach for the support facilities it provides to asset backed commercial paper (ABCP) conduit Mont Blanc Capital Corp., based on externally published rating agency methodologies. For more details about the internal assessment approach, see the Sponsor securitisations section in the Pillar 3 disclosure.

Credit risk models

Within ING internal Basel compliant models are used to determine the PD, EAD and LGD for regulatory and economic capital and for loan loss provisioning purposes. These credit risk models also form the basis for our IFRS9 provisioning framework. Bank wide, ING has implemented around 72 credit risk models, including various sub models that may be applicable for a specific portfolio.

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

Next to the model choice, the definition of default is an important starting point for model building. ING uses a framework that integrates elements of the regulatory definition of default and the loan loss provisioning indicators under IAS 39. The rationale is that several indicators are very close to the indications of an obligor’s ‘unlikeliness to pay’ under European regulation (CRR/CRDIV) and similar regulations. Integration of both frameworks further enhances ING’s compliance with the CRR/CRDIV ‘use test’. Key differences between the parameters used for loan loss provisioning and regulatory capital calculations are that regulatory capital parameters are typically through the cycle while loan loss parameters are more at a point in time. Additionally, the LGD for regulatory capital calculations is based on a down-turn LGD and a Loss Emergence Period is applied for loan loss provisioning purposes on the 1 year Default Probability to obtain Incurred losses.

ING Group Annual Report on Form 20-F 2017	F-146

Notes to the Consolidated financial statements - continued

Pre-settlement measurement models

For regulatory capital, pre-settlement (PS) exposure is calculated using a marked to market (MtM) plus regulatory-based add-on. For internal capital purposes ING uses a combination of the below mentioned methodologies to calculate its PS exposures:

•	MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum of the MtM of the trade and a model-based add-on. The MtM fluctuates through the life of the contract. The model-based add-on is product-specific, and takes into account the remaining time to maturity, profiling per time-buckets etc. Add-ons are updated with a frequency that takes into account major market changes. This methodology is used for pre-deal exposure assessment of all ING financial markets products. Furthermore, it is used for post-deal risk calculations in the case of financial markets portfolios that do not justify the computational efforts and costs associated with implementation of a Scenario Simulation approach; and

•	Scenario Simulation approach (Monte Carlo approach): Scenario Simulation approach is the most complex of the methods for PS risk calculations. This approach takes into account daily market conditions, including correlations between the risk factors and portfolio benefits. This Monte Carlo approach is currently used in ING for the largest volume of derivative products such as foreign exchange (FX) and interest rate derivatives.

ING recognises that the above approaches are not sufficiently accurate for certain trading products such as highly structured or exotic derivative transactions. For the assessment of risk exposures of such complex products a bespoke calculation is made.

There are no exposures under the advanced, Internal Model Method (IMM) under Pillar 1. Under Pillar 2 ING uses the IMM for FX and interest rate derivative exposures.

The figure below provides a high level summary of the application of model outcomes (PD, EAD and LGD).

Credit risk model governance

All PD, EAD and LGD models are built according to ING’s internal credit risk modelling methodology standards and model life cycle. After thorough review of the documentation by the Model Development Committee (MDC) and Model Risk Management (MRM), the Credit & Trading Risk Committee (CTRC) approves the models. For certain local models, the approval authority is delegated by the CTRC to the MDC. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CTRC have participation from senior credit risk management as well as the front office to ensure maximum acceptance by the organisation. The capital impact from the implementation of approved models is reported to the ECB in a quarterly report. In addition, MRM validates each model on an annual basis. During such periodical validation the model performance is analysed through back-testing and performance assessment. A five-grade colour footprint is assigned to each model during this periodical validation. If a model is considered insufficiently robust or if the back-testing indicates insufficient performance, then the model is re-calibrated or re-developed.

F-147	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in CRR/CRDIV, ECB Supervisory Rules and EBA guidelines. This concerns all counterparty types and segments.

ING’s PD rating models are based on a 1-22 scale (1=highest rating; 22=lowest rating) referred to as the ‘Master scale’, which roughly corresponds to the same rating grades that are assigned by external rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody’s rating of Aaa; an ING rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody’s rating of Aa1, and so on.

The 22 grades are composed of the following categories:

•	Investment grade (Risk Rating 1-10);

•	Non-investment grade (Risk Rating 11-17);

•	Sub-standard (Risk Rating 18-19); and

•	Non-performing (Risk Rating 20-22).

The three first categories (1-19) are risk ratings for performing loans. They are calculated in IT systems with internally developed models based on data either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a clearly defined rating appeal process. Risk ratings for non-performing individually significant loans (20-22) are set by the global or regional restructuring. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading.

Risk ratings assigned to clients are regularly, at least annually, reviewed, and the performance of the underlying models regularly monitored. Over 94% of ING’s credit exposures have been rated using one of the in-house developed PD rating models. Within the AIRB Portfolio, the level of Regulatory compliant ratings exceeds 99% coverage by exposure. Some of these models are global in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance and Leveraged Companies. While other models are more regional or country specific, such as PD models for Small Medium Enterprise (SME) companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

Rating Models for retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly or bi-monthly basis. Models for SME companies, and larger corporates, institutions and banks are manually updated, and are individually monitored on at least an annual basis.

Exposure classes

The BCBS has developed the concept of ‘Exposure Classes’ which has been transposed into CRR/CRDIV. These are essentially groupings of credit risks associated with a common client type, product type and/or cover type. For the AIRB Approach, most of the exposure classes have subcategories. ING has applied the following definitions to determine Exposure Classes:

•	Sovereigns include Sovereign Government entities, Central Banks and recognised Local / Regional Authorities as well as Supranational Organisations;

•	Institutions include Commercial Banks, non-Bank Financial Institutions, such as Funds and Fund Managers, and Insurance Companies, as well as local and regional government entities not classified as governments;

•	Corporates includes all legal entities, that are not considered to be Governments, Institutions or Retail Other;

•	Retail includes the following classes:

•	Retail – Secured by immovable property non-SME (hereafter Residential Mortgages) includes all retail loans which are covered by residential properties

•	Retail – Secured by immovable property SME (included in tables with Other Retail) includes all retail loans which are covered by commercial properties.

•	Other Retail includes all other credit obligations related to Retail SMEs (such as partnerships and one-man businesses) and private individuals (such as consumer loans, car loans and credit cards). Under these exposure class definitions, it is possible for a private individual to have exposure classified as both residential mortgages and retail other.

•	Securitisations include securitisation programs for which ING acts as an investor, sponsor or originator.

Models used for exposure classes

ING has developed PD, EAD and LGD models for Wholesale Banking and Retail Banking portfolios. PD, EAD and LGD models are subject to CTRC (or in some delegated cases MDC) approval and changes which significantly impact the results require approval from the regulator before implementation. By nature, the above described exposure classes have different, specific characteristics. To capture these specific characteristics and to have suitable valuations and analyses in place, Model Development is continuously updating and developing models within each exposure class. In total, ING makes use of over 72 different internal models.

ING Group Annual Report on Form 20-F 2017	F-148

Notes to the Consolidated financial statements - continued

ING distinguishes four types of post default scenarios:

•	No Loss – Cure: the borrower pays all overdue amounts (to the extent ING is legally entitled to) and the asset becomes non-defaulted again. ING does not experience any loss in the process. The relationship is not terminated and the borrower returns back to performing;

•	No Loss – Exit without loss: ING (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure or the borrower fully repays. Thereafter the relationship is terminated. ING does not experience any loss in the process;

•	Loss – Exit with loss: ING (or the borrower) liquidates collaterals and calls guarantees in order to recover the exposure. Thereafter the relationship is terminated. ING suffers loss in the process; and

•	Loss – Distressed Restructuring: ING restructures the loan agreement so as to recover the exposure after allowing some discount. The relationship with the borrower continues after the restructuring. ING suffers (some) loss in the process.

AIRB models per exposure class

In the table below, the number of significant PD, EAD, and LGD models per asset class are shown. Additionally a description of the model and methodology are provided per exposure class. The asset classes presented in this table do not align with the EBA Exposure classes as the scope has been redefined to better fit the scope of the model. SME exposure for example can be part of either corporate exposures or other retail depending on the size of the SME.

F-149	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

AIRB models and methodology

	Model Type	Number of significant models	Model description and methodology	Number of years of data
	PD	1	The Government Central PD model is a fully statistical model, containing only quantitative risk drivers.	>7 years

Sovereigns	LGD	1	The LGD model for Sovereigns and other governments is an unsecured recovery model built on assessment of structural factors that influence a country’s performance.	>7 years

	EAD	1	The Low Default EAD model is a hybrid model that pools default information from multiple low default portfolios, including central governments and central banks.	>7 years

	PD	1	The government related entities PD model is expert based and assigns ratings based on stand-alone credit fundamentals as well as degree of government support.	>7 years

Government Related Entities	LGD	1	The LGD model for Government related entities is a secured/unsecured recovery model built on assessment of stand-alone fundamentals as well as geography.	>7 years

	EAD	1	The Low Default EAD model is a hybrid model that pools default information from multiple low default portfolios, including government related entities.	>7 years

	PD	3	The main PD model applied is Bank Commercial based upon financial, qualitative and country information. Other PD models for different types of financial institutions are built using a similar framework, but are more specialised for the specific characteristics of the financial institution.	>7 years

Financial institutions	LGD	1	This LGD model was developed based on expert judgement, supported by limited internal and external data. The developed LGD model is based on ultimate recovery rates.	>7 years

	EAD	1	The Low Default EAD model is a hybrid model used that pools default information from multiple low default portfolios, including financial institutions.	>7 years

	PD	3	Expert based scorecards Models predict a rating for Commercial Property Finance, Project Finance, Trade and Commodity Finance.	>7 years

Corporates - Specialized lending	LGD	3	Hybrid LGD Models predict loss given default for Commercial Property Finance, Project Finance, Trade and Commodity Finance.	>7 years

	EAD	1	There is a dedicated EAD model for commercial property finance due to the specificities of this portfolio.	>7 years

	PD	1	The Corporate Large model is a global hybrid model build on 13 years of data, including balance sheet and qualitative information as well as country risk and parent influence.	>7 years

Large Corporates	LGD	1	Loss Given Default for Large corporates are predicted by a dedicated hybrid LGD model using both no loss rates as well as secured/unsecured recovery rates.	>7 years

	EAD	1	The Low Default EAD model is a hybrid model used that pools default information from multiple low default portfolios, including large corporates.	>7 years

	PD	6	The SME PD models are estimated statistically and directly predict a PD. Most of these models are developed locally to reflect regional/jurisdiction circumstances.	>7 years

SME	LGD	6	Local statistical models or hybrid models use various data inputs on cure behaviour as well as cost and recovery.	>7 years

	EAD	6	Local statistical models that use various data inputs, including product type and geography.	>7 years

	PD	7[1]	The PD mortgages models are all developed statistically and include borrower specific information, payment behaviour and product related information. These are statistical models that directly predict a PD.	>5[2] years

Secured by Res. Mortgage	LGD	7	Local statistical models or hybrid models use various data inputs on cure behaviour as well as cost and recovery	>7 years

	EAD	7	Local statistical models that use various data inputs, including product type and geography.	>7 years

	PD	4[1]	The PD models for private individuals are all developed statistically and include borrower specific information, payment behaviour and product related information. These are statistical models that directly predict a PD.	>5[2] years

Private Individuals	LGD	4	Local statistical models use various data inputs on cure behaviour as well as cost and recovery.	>7 years

	EAD	4	Local statistical models that use various data inputs, including product type and geography.	>7 years
Other[1]	Other		(Covered Bonds, Structured assets)

[1]	Belgian PD models provide a rating at a customer level, covering both secured and unsecured loans.
[2]	For retail PD modelling a minimum of 5 years is allowed based on ING’s Modelling Standards, which are compliant with regulatory requirements

Changes in 2017 to credit risk models

Model changes in 2017 were largely driven by follow up on existing regulatory guidance and overall resulted in a EUR 3.4 billion increase in RWA. The largest change was due to the introduction of a new PD and LGD model for the Dutch Mortgages portfolio. This update led to an increase of EUR 3.9 billion in RWA driven by the deterioration of the LGD. The recalibration of the German Mortgages models resulted in a decrease in RWA of EUR 1.2 billion.

ING Group Annual Report on Form 20-F 2017	F-150

Notes to the Consolidated financial statements - continued

Credit risk tools

Credit risk policies

ING’s credit risk policies provide for generic rules and roles and responsibilities that always prevail within the organisation. While allowance is given for discretionary variation to comply with local regulations, such variations must always comply with the content of a global ING wide credit risk policy and approved by (local) credit risk. All credit risk policies are created according to policy development standards and reviewed on a regular basis. Each policy has a credit risk sponsor and is created in close consultation with various stakeholders within credit risk, front office and where applicable other corporate departments. All policies require approval by the CTRC and where applicable by the GCTP.

Credit risk systems and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING is executed through promotion of single, common credit risk data standards and the integration into common credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop credit risk tools centrally. The philosophy is use a single source of data, in an integrated approach that includes ING policy, the regulatory environment in which we operate, and the daily processes which are active throughout the group. Application to these three areas is the essential requirement to ensure data quality standards and discipline remains high.

The customer-centric data model conforms to the three core business needs of ING:

•	To transact efficiently with our counterparties;

•	To be compliant with our internal and external obligations; and

•	To monitor the risks we undertake.

The customer-centric approach ensures that ING can react quickly to changing regulations, business needs and best practices in our dealings with our clients and prospects.

Data Governance and Data Quality

ING recognises that information and underlying data are assets that are key (together with people, processes and IT systems) to further develop its digital profile. Cooperation and mutual agreement on global data management roles and responsibilities in ING are critical success factors to meet this objective. As such ING has embraced multiple data management and governance initiatives triggered by internal and external stakeholders (e.g. Principles for Effective Risk Data Aggregation and Risk Reporting). In the Financial Risk and Risk COO departments, these principles are embedded into the credit risk data management and enshrined within the Data Governance framework. The framework outlines roles and responsibilities relevant for the credit risk lifecycle and data quality assurance.

Credit risk data lifecycle

The credit risk data governance framework used by ING is based on the credit risk data lifecycle. The governance related to the data delivery and exchange is described in various data agreements between data users and data suppliers.

The scope of credit risk data is the data set determined and assigned for ING’s external and internal reporting requirements and credit risk modelling requirements. Principally, data can be categorised into one of the two following types:

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

A key component of credit risk data is that this data is continuously used throughout all the stages of the credit risk management cycle. By using and re-using data, there is a continuous incentive for all data providers and users to assure high standard data quality with regards to data delivery and data usage.

The credit risk data lifecycle describes the interlinked stages of the lifecycle from data definition to data usage as shown in the figure below:

F-151	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

•	Data Definitions: this process step ensures that atomic and derived credit risk data terms have a single definition and definition owner throughout the organization. It also ensures that defined data is fit for the purpose it will be used for.

•	Capture: ensures that atomic data is captured by business units and is available for exchange according to pre-agreed standards and specifications.

•	Exchange: ensures data exchange is executed as agreed between data owner and data user.

•	Processing & Calculation: processes delivered atomic data and uses it to calculate credit risk derived data. The outcome of this stage is used as input for credit risk data aggregation in for example risk reporting.

•	Data Usage: ensures data aggregation and usage fit for multiple purposes for example modelling, regulatory and statutory reporting. Ensures that data usage or distribution is according to agreed purpose and data confidentiality, protection, security and retention rules.

•	Data Quality Assurance: establishes data quality management with the primary focus how credit risk data quality is managed throughout the credit risk data lifecycle. It covers the data quality cycle, data quality criteria and relevant activities through the stages.

The data quality cycle consists of four stages: define, implement, monitor and improve. During the data definitions step, data quality rules are determined. Having set the definitions, local data quality rules are implemented in the source systems, and both successively and simultaneously, data quality rules are implemented in the central credit risk system. The next stage consists of data validations, monitoring and control activities performed early in the data exchange and after data processing and calculation stage. The last stage is the continuous improvement of data quality which can be split into two categories:

•	One off issues and reoccurring issues that are identified, prioritised and subject to resolution;

•	The periodic review of data quality rules and improvements based on lessons learned from solving issues, audits and best practices.

After the last stage, the data quality cycle resumes from the start, ultimately leading to high standard credit risk data quality.

Credit risk portfolio

ING’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitised assets such as mortgage backed securities and asset backed securities are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the security‘s issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also identified as counterparty credit risk.

Unless specifically stated, the figures in the tables included in the credit risk section are calculated on the basis of CRR/CRD IV regulatory standards and includes ‘intercompany loans’ to ING Group. The portfolio breakdown of ING per exposure class and per risk category, is shown below.

Exposure classes: ING Bank portfolio per risk category, as % of total regulatory EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2017	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA

Sovereigns	1.8%	0.2%	7.0%	0.1%	2.4%	0.1%	0.4%	0.0%	11.6%	0.4%	12.0%
Institutions	3.9%	0.6%	1.1%	0.0%	0.3%	0.0%	3.8%	0.1%	9.2%	0.6%	9.8%
Corporate	33.7%	0.8%	0.4%	0.0%	0.1%	0.0%	1.3%	0.0%	35.5%	0.8%	36.3%
Residential mortgages	33.4%	1.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	33.4%	1.9%	35.3%
Other retail	4.5%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.5%	1.3%	5.8%
Securitisation	0.2%	0.0%	0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	0.0%	0.8%

Total	77.6%	4.7%	9.1%	0.1%	2.7%	0.2%	5.5%	0.1%	94.9%	5.1%	100.0%

ING Group Annual Report on Form 20-F 2017	F-152

Notes to the Consolidated financial statements - continued

Exposure classes: ING Bank portfolio per risk category, as % of total regulatory EAD
	Lending		Investment		Money Market		Pre-Settlement		Total		Total (ALL)
2016	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB	SA	AIRB + SA
Sovereigns	2.2%	0.0%	7.9%	0.1%	1.7%	0.2%	0.2%	0.0%	12.0%	0.3%	12.3%
Institutions	3.1%	0.3%	1.8%	0.0%	0.4%	0.0%	4.9%	0.1%	10.2%	0.3%	10.5%
Corporate	32.8%	1.4%	0.4%	0.0%	0.1%	0.0%	1.7%	0.0%	35.0%	1.5%	36.5%
Residential mortgages	33.4%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	33.4%	0.9%	34.3%
Other retail	4.2%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.2%	1.4%	5.6%
Securitisation	0.1%	0.0%	0.6%	0.0%	0.0%	0.0%	0.1%	0.0%	0.8%	0.0%	0.8%

Total	75.8%	4.0%	10.8%	0.1%	2.1%	0.2%	6.9%	0.1%	95.6%	4.4%	100.0%

During 2017, the total ING portfolio size decreased by 0.5% to EUR 842 billion READ (EUR 774 billion outstandings) mainly driven by foreign exchange rate changes partly offset by volume growth. The decrease related to foreign exchange rate changes was driven by the depreciation of the US Dollar (12.2%) and Australian Dollar (5.1%) against the Euro. The concentration in SA portfolio increased mainly driven by a combination of volume growth and portfolio shifts from AIRB to SA approach.

The concentration in corporates slightly decreased mainly caused by shift in exposure from corporate lending SA bucket to residential mortgage SA bucket to align the scope with regular capital reporting practices. The increase in AIRB bucket was mainly driven by volume growth in the Wholesale Banking portfolios of Transaction Services, Corporate & Financial Institutions (C&FI) Lending and Structured Finance. The volume growth in C&FI Lending was mainly observed in Belgium and Germany, growth in Transaction Services was mainly witnessed in Asia while growth in Structured Finance was mainly observed in Europe. The growth was partly offset by the depreciation of the US Dollar which mainly impacted the Structured Finance portfolio.

In residential mortgages, the concentration increased mainly due to shifting exposure from corporate lending SA bucket to the residential mortgage SA bucket to align the scope with regular capital reporting practices. The decline was mainly visible in the Netherlands due to repayments in the core mortgage book, continued transfer of mortgages from WestlandUtrecht (WU) Bank to NN Bank and the run-off of the WU Bank mortgage book. This was partly offset by growth in residential mortgages in Belgium, Germany, Poland and Spain.

In other retail, the concentration increased mostly driven by a higher volume of consumer loans in the retail portfolios in Retail Challengers and Growth Markets.

The concentration in sovereigns declined caused by a decrease in government bond exposures of France, the Netherlands, Austria and Belgium, which was partly offset by increase in money market exposure towards the central banks of Luxembourg and Belgium. The concentration in institutions went down due to a decline in interest rate derivatives to a central counterparty clearinghouse.

Risk rating buckets per line of business and credit risk types

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to non-performing loan expressed in S&P, Moody’s and Fitch rating equivalents.

F-153	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Risk classes: ING Bank portfolio per line of business, as % of total outstandings [1,2,3]
					Retail Challengers &
	Wholesale Banking		Retail Benelux		Growth Markets		Corporate Line		Total
Rating class	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
1 (AAA)	6.0%	7.1%	0.2%	0.2%	7.3%	7.3%	57.5%	42.7%	5.5%	5.5%
2-4 (AA)	11.4%	11.9%	3.1%	5.7%	16.3%	16.1%	0.1%	0.3%	10.1%	11.0%
5-7 (A)	20.2%	18.9%	8.2%	4.2%	19.8%	15.0%	4.8%	3.9%	16.4%	13.4%
8-10 (BBB)	27.5%	27.0%	42.3%	34.5%	28.1%	32.7%	26.7%	7.5%	31.9%	30.5%
11-13 (BB)	26.9%	26.5%	34.6%	43.2%	21.0%	21.5%	8.3%	42.2%	27.3%	30.3%
14-16 (B)	5.2%	5.5%	7.1%	7.5%	5.6%	5.6%	0.0%	0.0%	5.8%	6.1%
17-22 (CCC & NPL)	2.8%	3.0%	4.5%	4.7%	1.9%	1.8%	2.6%	3.5%	3.0%	3.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
[2]	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.
[3]	Outstandings (OS) split per business line: Wholesale Banking (EUR 335 billion OS), Retail Benelux (EUR 225 billion OS), Retail Challengers & Growth Markets (EUR 201 billion OS), Corporate Line (EUR 12 billion OS).

Overall the rating class concentration improved, decreased concentrations are observed for all classes below rating class BBB whereas the other classes mainly show increased concentrations. The overall exposure for ING remained concentrated in the BBB and BB rating classes.

For AAA-rated assets, the concentration in Wholesale Banking reduced while it increased in Corporate Line due to a shift of the regulatory reserve deposits at the Dutch Central Bank between these business lines. The decrease in Wholesale Banking was partly offset by increase in money market assets to the central banks of Luxembourg and Belgium. The concentration in the A rating class for Wholesale Banking increased mainly driven by an improved rating for one German financial institution shifting pre-settlement exposure from rating class BBB to A. The increase in rating class A was partly offset by decreased exposure in money market assets for Wholesale Banking. A rating upgrade of the Bank of Beijing shifted equity investment exposure from rating class BB to rating class BBB in Corporate Line.

The rating distribution for Retail Benelux improved mostly driven by an updated Dutch mortgage PD model shifting concentration from risk classes BBB to A. Further positive risk migration in Retail Netherlands was due to positive rating changes and decreased defaulted exposures. Following a one notch rating downgrade for the government of Belgium, Belgian government related organisations were downgraded throughout the year shifting exposure from rating class AA to A. In Retail Challengers & Growth Markets exposures shifted from rating class BBB to A following a refinement of the PD mortgage model in Retail Germany. The decrease in rating class BBB was partly offset by an update of the ING Italy mortgage PD model increasing concentration in rating class BBB.

Risk classes: ING Bank portfolio per credit risk type, as % of total outstandings[1,2]
	Lending		Investment		Money Market		Pre-settlement		Total
Rating class	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
1 (AAA)	1.8%	1.9%	29.7%	28.3%	22.6%	14.5%	5.4%	3.4%	5.5%	5.5%
2-4 (AA)	4.5%	5.2%	39.6%	40.4%	58.8%	50.4%	14.0%	14.8%	10.1%	11.0%
5-7 (A)	14.2%	10.1%	17.6%	16.9%	7.3%	14.0%	49.0%	47.5%	16.4%	13.4%
8-10 (BBB)	36.6%	35.3%	9.6%	6.9%	3.0%	4.2%	19.4%	23.3%	31.9%	30.5%
11-13 (BB)	32.2%	36.0%	3.3%	7.2%	7.9%	15.4%	10.2%	9.1%	27.3%	30.3%
14-16 (B)	7.0%	7.5%	0.0%	0.2%	0.4%	1.5%	1.4%	1.5%	5.8%	6.1%
17-22 (CCC & NPL)	3.7%	4.0%	0.2%	0.1%	0.0%	0.0%	0.6%	0.4%	3.0%	3.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
[2]	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

Risk industry concentration

ING uses a common industry classification methodology based on the NAICS system (North American Industry Classification System). This methodology has over 1,500 detailed industry descriptions, which are aggregated into 22 industry classes at the highest level. Certain countries require ING to report locally based on other industry classification methodologies, which are generally derived from the NAICS classifications presented here. Residential mortgages are generally only extended to private individuals.

ING Group Annual Report on Form 20-F 2017	F-154

Notes to the Consolidated financial statements - continued

Risk concentration: ING Bank portfolio per economic sector, as % of total outstandings [1]
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
Industry	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Private Individuals	0.0%	0.0%	72.6%	73.4%	72.6%	68.8%	0.0%	0.0%	40.1%	39.5%
Commercial Banks	14.7%	14.8%	0.1%	0.2%	4.9%	6.5%	40.1%	56.4%	8.3%	8.8%
Natural Resources	15.7%	15.0%	0.4%	0.4%	0.6%	0.7%	0.0%	0.0%	7.1%	6.8%
Real Estate	10.8%	10.2%	5.1%	4.7%	1.0%	0.9%	0.0%	0.0%	6.4%	6.0%
Central Governments	8.7%	9.9%	1.1%	0.9%	4.9%	5.6%	26.4%	36.3%	5.8%	6.5%
Non-Bank Financial Institutions	9.7%	10.4%	1.0%	0.9%	1.2%	3.2%	6.5%	7.3%	4.9%	5.7%
Transportation & Logistics	7.3%	8.0%	1.2%	1.1%	0.4%	0.4%	0.0%	0.0%	3.6%	3.9%
Central Banks	4.7%	5.1%	0.1%	0.1%	1.9%	1.6%	27.0%	0.0%	3.0%	2.7%
Services	3.7%	3.2%	4.0%	3.6%	0.6%	0.6%	0.0%	0.0%	2.9%	2.6%
Food, Beverages & Personal Care	3.8%	3.7%	2.2%	2.1%	1.3%	1.3%	0.0%	0.0%	2.6%	2.6%
Lower Public	1.1%	1.2%	2.2%	2.8%	5.8%	5.6%	0.0%	0.0%	2.6%	2.8%
Administration
General Industries	4.0%	3.4%	1.6%	1.5%	1.5%	1.5%	0.0%	0.0%	2.6%	2.3%
Chemicals, Health & Pharmaceuticals	2.5%	2.4%	2.8%	2.8%	0.7%	0.7%	0.0%	0.0%	2.1%	2.1%
Other	13.3%	12.7%	5.6%	5.5%	2.6%	2.6%	0.0%	0.0%	8.0%	7.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies. Economic sectors below 2% are not shown separately but grouped in Other.

The main concentration in Private Individuals is related to mortgage lending. Mortgage volume growth, mainly in Belgium, Germany and Spain, was offset by a decline in mortgage exposures in Netherlands. The decrease in the Netherlands was due to repayments in the core mortgage book, continued transfer of mortgages from WestlandUtrecht (WU) Bank to NN Bank and the run-off of the WU Bank mortgage book.

The concentration in Central Governments decreased following a reduction in government bond exposures of France, the Netherlands, Austria and Belgium within Wholesale Banking and Retail Challengers & Growth Markets. In the Wholesale Banking portfolio this was partly offset by an increase in US government bonds

The concentration in Non-Bank Financial Institutions decreased due to lower pre-settlement exposures in Wholesale Banking Netherlands and lower exposures in covered bonds and asset backed securities in Retail Challengers & Growth Markets. Further, the depreciation of the US Dollar against the Euro caused a decrease in concentration in the Transportation & Logistics and Non-Bank Financial Institutions sectors within Wholesale Banking. Within Central Banks, the increase in concentration in Corporate Line is explained by the shift of the regulatory reserve deposits at the Dutch Central Bank from the Wholesale Banking. Following this shift the proportions of the other buckets in Corporate Line decreased.

Country risk

The country risk concentration changes for the Netherlands, Belgium and Germany were mainly related to the residential mortgage loans. Additionally, for the Netherlands exposures to the Dutch central bank shifted from Wholesale Banking to Corporate Line. The concentration in the Rest of Europe decreased in Retail Challengers & Growth Markets mainly due to reduction in bond investments in Spain and lending exposure in Turkey. In Asia, the concentration in Wholesale Banking increased mainly driven by higher exposures to financial institutions in China and corporates in Taiwan and United Arab Emirates. Further, the decrease in concentration in Asia for the Corporate Line was related to lower investment exposure.

F-155	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Country risk exposures: ING Bank portfolio, by geographic area [1]
		Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
Region		2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Europe	Netherlands	12.8%	14.2%	62.3%	65.5%	0.2%	0.5%	64.4%	50.6%	24.0%	25.7%
	Germany	5.7%	5.4%	0.2%	0.2%	46.0%	44.4%	0.3%	0.1%	13.8%	13.3%
	Belgium	6.8%	6.2%	35.1%	32.1%	0.3%	0.5%	0.0%	0.0%	12.9%	12.0%
	Rest of Europe²	41.0%	40.8%	2.2%	2.0%	34.4%	35.5%	0.6%	0.2%	28.3%	28.2%
Americas		19.5%	19.5%	0.1%	0.1%	1.2%	1.5%	0.1%	0.1%	9.5%	9.5%
Asia/Pacific		11.9%	11.6%	0.1%	0.1%	0.1%	0.1%	34.5%	48.8%	6.1%	6.0%
Australia		1.4%	1.3%	0.0%	0.0%	17.8%	17.5%	0.1%	0.2%	5.0%	4.8%
Rest of World		0.9%	1.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.5%

Total		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

[1]	Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.
[2]	The top 5 exposures within Rest of Europe are to the United Kingdom (3.8%), Poland (3.8%), France (3.2%), Spain (3.1%) and Italy (2.4%).

Credit risk mitigation

ING’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING. In addition to determine the credit quality and creditworthiness of the customer, ING uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING. The most common terminology used in ING for credit risk protection is ‘cover’. While a cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING’s practice to lend on the basis of the customer’s creditworthiness rather than exclusively relying on the value of the cover. Within ING, there are two distinct forms of covers: assets and third party obligations.

Cover forms

Assets

The asset that has been pledged to ING as collateral or security gives ING the right to liquidate it in cases where the customer is unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer’s outstanding exposure. An asset can be tangible (such as cash, securities, receivables, inventory, plant & machinery and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licenses).

Third party obligation

Third party obligation, indemnification or undertaking (either by contract and/or by law) is a legally binding declaration by a third party that gives ING the right to expect and claim from that third party to pay an amount, if the customer fails on its obligations to ING. The most common examples are guarantees (such as parent guarantees and export credit insurances) and letters of comfort.

Cover valuation methodology

General guidelines for cover valuation are established to ensure consistency of the application within ING. These general guidelines also require that the value of the cover needs to be monitored on a regular basis. Covers are revalued accordingly and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer’s balance sheet (e.g. inventory, machinery, and equipment), nominal value (e.g. cash, receivables), market value (e.g. securities and commodities), independent valuations (commercial real estate) and market indices (residential real estate). For third party obligations, the valuation is based on the value which is attributed to the contract between ING and that third party.

Covers

This section provides insight on the type of covers and to which extent a loan is collateralised. The cover disclosures are presented by risk category: Lending, Investment, Money Market and Pre-settlement. The cover amounts are presented by the most relevant collateral forms, being mortgages and financial collateral (cash and securities), and the most relevant third party obligation being guarantees. ING obtains covers which are eligible for credit risk mitigation under CRR/CRDIV, as well as those that are not eligible. Collateral covering financial market transactions is valued on a daily basis. To mitigate the credit risk arising from Financial Markets transactions, the bank enters into legal agreements exchanging financial collateral (high quality government bonds and cash).

ING Group Annual Report on Form 20-F 2017	F-156

Notes to the Consolidated financial statements - continued

The cover values are presented for the total portfolio of ING. Covers of both AIRB and SA portfolios are presented in detail reflecting ING’s complete portfolio. Next to that, detailed information is provided on the cover coverage for the performing and non-performing portfolio. The non-performing loan definition is explained in detail in the section ‘Credit Restructuring’. To understand the nature of the collateralised loans, insight is given in the industry and geography breakdown of ING’s portfolio as well. For comparability reasons with previous tables, outstandings are used to show ING’s portfolio.

Exposures are categorised into different Value to Loan (VTL) buckets that give insight in the level of collateralisation of ING’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are indexed and exclude any cost of liquidation. Covers can either be valid for all limits, sub-limits or a particular outstanding of a borrower, the latter being the most common. For the purpose of aggregation, the coverage of all outstanding is capped at 100%. Over-collateralisation is ignored in this overview for the VTL. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover, >0% to 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%. As the nature of the Pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown.

The first two tables give an overview of the collateralisation of the total portfolio of ING Bank.

Cover values including guarantees received - Total ING Bank - 2017
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	308,349	512,709	3,680	338	25,130	38,551	6.3%	9.3%	84.4%
Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	24.1%	40.6%
Investment and Money Market	100,450		59	117	522		99.5%	0.4%	0.2%

Total Lending, Investment and Money Market	728,951	647,376	18,923	100,024	116,429	167,536	31.9%	14.6%	53.6%
Pre-settlement [1]	44,685

Total Bank	773,636	647,376	18,923	100,024	116,429	167,536	31.9%	14.6%	53.6%

[1]	More information on the credit risk mitigants can be found in the Pre-settlement section.

Cover values including guarantees received - Total ING Bank - 2016
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/ CRDIV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	304,448	486,156	3,494	391	25,846	34,839	5.6%	14.3%	80.1%
Business Lending	310,395	128,578	17,004	89,204	98,559	132,672	33.6%	28.1%	38.3%
Investment and Money Market	110,218				989		99.1%	0.3%	0.6%

Total Lending, Investment and Money Market	725,061	614,734	20,498	89,595	125,395	167,511	31.8%	18.1%	50.1%
Pre-settlement [1]	50,003

Total Bank	775,065	614,734	20,498	89,595	125,395	167,511	31.8%	18.1%	50.1%

[1]	More information on the credit risk mitigants can be found in the Pre-settlement section.

Over the year, the collateralisation level of the total portfolio improved. Excluding the pre-settlement portfolio, 53.6% of the total ING Bank’s outstandings were fully collateralised in 2017 (2016: 50.1%). Since investments traditionally do not require covers, the percentage for ‘no covers’ in this portfolio is close to 100%. However, 96% of the investment outstandings are investment grade. Improved economic conditions in ING’s main markets have led to improved collateral valuations resulting in an improved coverage ratio. The increase in business lending for ‘Other CRR/CRDIV eligible’ covers was mainly situated in the Americas region, while the decrease in ‘Guarantees’ was seen in the Americas and Asia regions.

Consumer lending portfolio

The consumer lending portfolio accounts for 39.9% of ING Bank’s total outstandings. The consumer lending portfolio is comprised of residential mortgage loans (92.7%) and other consumer lending loans, which mainly comprise term loans, revolvers and personal loan to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are collected in an internal central database and in most cases external data is used to index the market value (e.g. on a quarterly basis the mortgage values for the Netherlands are updated using the NVM house price index).

F-157	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

A significant part of ING’s residential mortgage portfolio is provided in the Netherlands (42.0%), followed by other main markets such as Germany (24.7%), Belgium & Luxembourg (11.8%) and Australia (10.7%). Given the size of the Dutch mortgage portfolio, the valuation methodology to determine the cover values for the Dutch residential mortgages is provided below.

Dutch mortgages valuation

When a mortgage loan is granted in the Netherlands, the policy dictates maximum loan to market value (LTMV) for an existing property and for construction property financing of 101% (in 2016: 102%). In 2018 the LTMV will reduce further to 100%. The cover values are captured in the local systems which are subsequently fed into a central data system. All valuations are performed by certified valuators that are registered at one of the organisations accepted by ING. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

Consumer lending portfolio – cover values

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Cover values including guarantees received - Consumer lending portfolio – 2017
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% –<100%	≥ 100%
Performing
Residential Mortgages (Private Individuals)	277,776	500,753	2,980	116	23,597	32,104	0.0%	0.0%	0.1%	1.2%	8.5%	90.2%
Residential Mortgages (SME) ¹	4,882	7,411	68	67	155	1,342	0.0%	0.4%	1.2%	1.6%	7.7%	89.1%
Other Consumer Lending	21,791	246	604	142	1,147	4,384	84.6%	0.3%	0.1%	0.2%	0.7%	14.1%

Total Performing	304,449	508,409	3,652	325	24,900	37,830	6.1%	0.1%	0.1%	1.1%	7.9%	84.7%
Non-performing
Residential Mortgages (Private Individuals)	2,883	4,046	26	4	211	646	0.8%	0.2%	0.6%	4.1%	18.9%	75.4%
Residential Mortgages (SME) ¹	159	249	0	5	10	21	0.7%	1.9%	0.6%	1.8%	10.7%	84.2%
Other Consumer Lending	857	6	1	4	9	53	95.6%	0.3%	0.1%	0.2%	0.7%	3.0%

Total Non-performing	3,900	4,300	27	13	230	720	21.6%	0.3%	0.5%	3.1%	14.6%	59.9%

Total Consumer Lending	308,349	512,709	3,680	338	25,130	38,551	6.3%	0.1%	0.1%	1.1%	8.0%	84.4%

[1]	Consists mainly of residential mortgages to small one man business clients

ING Group Annual Report on Form 20-F 2017	F-158

Notes to the Consolidated financial statements - continued

Cover values including guarantees received - Consumer lending portfolio – 2016
		Cover type					Value to Loan
	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% – <100%	≥ 100%
Performing
Residential Mortgages (Private Individuals)	276,412	473,271	2,754	136	24,664	29,421	0.0%	0.1%	0.1%	1.4%	13.4%	85.0%
Residential Mortgages (SME) ¹	4,439	6,911	62	70	145	827	0.0%	0.4%	0.4%	1.3%	8.6%	89.3%

Other Consumer Lending	19,448	1,599	647	167	761	3,939	83.6%	0.3%	0.2%	0.3%	1.0%	14.6%

Total Performing	300,299	481,781	3,463	373	25,570	34,187	5.4%	0.1%	0.1%	1.3%	12.5%	80.6%
Non-performing
Residential Mortgages (Private Individuals)	3,197	4,097	29	5	255	567	0.5%	0.3%	0.8%	6.1%	27.4%	64.9%
Residential Mortgages (SME) ¹	176	265	1	10	10	25	0.8%	0.3%	1.1%	2.1%	13.4%	82.3%

Other Consumer Lending	776	13	1	3	11	60	94.1%	0.4%	0.2%	0.3%	1.1%	3.9%

Total Non-performing	4,149	4,375	31	18	276	652	18.0%	0.3%	0.7%	4.8%	21.9%	54.3%

Total Consumer Lending	304,448	486,156	3,494	391	25,846	34,839	5.6%	0.1%	0.1%	1.4%	12.7%	80.1%

[1]	Consists mainly of residential mortgages to small one man business clients

The collateralisation of the consumer lending portfolio continued to improve over the year 2017. The rise in collateralisation levels was due to improved housing prices, seen over different mortgage markets, driven by the Netherlands as main market.

ING Bank’s residential mortgage outstandings increased mainly in Australia, Germany and Spain where the coverage ratio is nearly 100% and which further improved the VTL distribution. Mortgage outstandings in the Netherlands continued to decrease due to repayments combined with the run-off and transfer of WU Bank mortgages to NN Bank. Overall NPLs have shown a substantial improvement, especially in the Netherlands.

For the residential mortgages portfolio, the cover type guarantees relates to mortgages covered by governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business lending portfolio

Business lending accounts for 41.4% of ING Bank’s total outstandings. In line with our objective to give stakeholders insight into the portfolio, we present the business lending portfolio per industry breakdown in accordance with the NAICS definition and per region and main market. Business Lending presented in this section does not include pre-settlement, investment and money market exposures, which are outlined in the next sections.

F-159	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Business lending per economic sector

Cover values including guarantees received - Business lending portfolio – 2017
		Cover type					Value to Loan
Industry	Outstandings	Mortgages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% – <100%	≥ 100%
Natural Resources	50,754	1,090	2,359	20,529	16,162	18,501	32.6%	12.4%	10.5%	10.7%	9.2%	24.6%
Real Estate	49,098	81,749	1,641	1,363	7,179	8,084	6.4%	1.1%	0.9%	3.2%	9.3%	79.2%
Transportation & Logistics	26,352	3,151	139	21,428	6,983	7,734	19.2%	5.0%	1.3%	4.5%	12.9%	57.2%
Commercial Banks	26,265	324	126	2,370	1,624	746	86.2%	1.1%	0.2%	1.0%	2.3%	9.1%
Services	21,369	8,747	2,800	4,318	7,148	12,315	34.8%	4.0%	4.2%	5.8%	9.1%	42.1%
Food, Beverages & Personal Care	18,739	7,170	269	7,791	7,529	15,287	26.2%	4.2%	5.2%	10.7%	11.6%	42.1%
General Industries	18,711	4,676	210	6,529	6,152	12,169	36.9%	3.4%	6.0%	7.7%	8.5%	37.5%
Non-Bank Financial Institutions	17,394	1,774	5,362	13,018	5,070	10,255	36.4%	6.2%	5.0%	8.9%	2.6%	41.0%
Chemicals, Health & Pharmaceuticals	14,905	8,159	240	3,381	3,171	7,239	36.3%	2.6%	3.3%	7.6%	12.1%	38.0%
Builders & Contractors [1]	14,242	6,517	230	4,789	4,535	7,886	35.4%	4.2%	5.0%	6.0%	8.9%	40.4%
Utilities	13,503	777	911	4,134	3,920	6,325	39.7%	8.7%	3.3%	4.8%	6.4%	37.1%
Others [2]	48,821	10,534	899	9,918	21,302	22,444	49.7%	5.3%	4.4%	4.4%	8.3%	27.9%

Total Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	5.2%	4.3%	6.1%	8.6%	40.6%
of which Total Non-performing	8,531	4,132	441	3,261	2,947	2,877	0.23	3.9%	6.1%	7.3%	17.0%	42.4%

[1]	In 2017 the sector ‘builders and constructors’ is shown seperately.
[2]	‘Others’ comprises industries with outstandings below EUR 13 billion.

ING Group Annual Report on Form 20-F 2017	F-160

Notes to the Consolidated financial statements - continued

Cover values including guarantees received - Business lending portfolio – 2016
		Cover type					Value to Loan
Industry	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guarantees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% – <100%	≥ 100%
Natural Resources	50,402	3,810	3,399	19,543	20,014	23,022	22.2%	8.7%	15.3%	15.1%	15.5%	23.2%
Real Estate	45,974	72,471	1,685	1,166	7,610	8,534	5.7%	1.5%	1.4%	4.8%	12.5%	74.1%
Transportation & Logistics	28,168	3,336	405	22,486	9,125	8,475	19.0%	3.7%	3.2%	5.6%	14.6%	53.9%
Commercial Banks	22,025	336	220	1,622	1,732	1,039	86.7%	1.9%	1.3%	0.7%	1.4%	8.0%
Services	19,252	9,010	1,389	5,420	6,034	10,369	32.4%	3.4%	5.0%	7.5%	10.9%	40.8%
Food, Beverages & Personal Care	18,158	6,942	611	7,459	6,813	15,678	26.9%	3.4%	5.8%	11.1%	13.3%	39.5%
Non-Bank Financial Institutions	17,211	1,885	6,060	5,338	7,268	9,075	35.5%	8.7%	6.0%	7.0%	6.1%	36.7%
General Industries	17,082	4,988	278	5,852	6,658	11,781	31.5%	3.8%	7.3%	6.8%	9.6%	41.0%
Chemicals, Health & Pharmaceuticals	14,732	7,636	227	3,458	3,342	7,233	34.7%	3.1%	5.6%	10.6%	12.5%	33.5%
Utilities	13,160	1,359	1,167	3,309	4,306	7,354	40.9%	5.8%	2.9%	3.4%	6.1%	40.9%
Others ¹	64,231	16,805	1,563	13,551	25,657	30,112	51.3%	2.5%	5.2%	5.5%	8.3%	27.2%

Total Business Lending	310,395	128,578	17,004	89,204	98,559	132,672	33.6%	4.1%	5.9%	7.4%	10.6%	38.3%
of which Total Non-performing	9,438	4,352	293	3,210	3,961	3,705	24.1%	4.4%	6.4%	14.2%	13.8%	37.2%

[1]	‘Others’ comprises industries with outstandings below EUR 13 billion.

Total business lending outstandings increased by EUR 9.8 billion, after accounting for a decline due to an FX impact of EUR 14.5 billion following the depreciation of the US Dollar. The largest increase in outstandings is visible in Commercial Banks (19.2%) mainly driven by growth in trade related transactions, followed by Real Estate and Services. The largest decrease was observed in Transportation & Logistics where outstandings as well as covers declined, mainly seen in Energy Transportation in the Netherlands and United States.

Similar to the retail lending portfolio, the risk profile of the business lending portfolio continued improving in 2017. Lower NPLs and increased levels of collateralisation contributed to this improvement. The cover values of Real Estate (traditionally a well collateralised sector) further improved during 2017. New transactions were done on more conservative collateral terms and improved values in real estate markets further helped to boost the total coverage in Real Estate. The major part of the overall decrease in non-performing outstandings was in the Real Estate and Telecom (part of Others) industries while an increase was observed in Natural Recourses.

F-161	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Business lending per region

Cover values including guarantees received - Business lending portfolio – 2017
			Cover type					Value to Loan
	Region	Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% – <100%	≥ 100%
	Africa	2,713	10	60	238	2,007	608	26.0%	3.7%	3.2%	9.0%	19.8%	38.2%
	America	40,603	4,819	4,504	29,677	6,712	18,799	35.0%	3.5%	5.0%	7.4%	8.4%	40.7%
	Asia	41,100	670	1,343	12,319	15,126	9,061	45.8%	10.2%	6.1%	6.4%	4.7%	26.9%
	Australia	5,578	4,266	49	1,018	685	857	34.8%	1.3%	3.4%	4.6%	7.3%	48.6%
	Belgium	46,993	32,474	1,280	6,483	18,514	27,670	27.5%	1.9%	2.7%	4.7%	6.4%	56.8%
Europe	Germany	11,952	2,067	41	575	1,485	3,400	56.3%	4.6%	4.3%	4.3%	3.6%	26.8%
	Netherlands	62,391	51,973	2,406	24,229	8,233	13,005	26.5%	2.8%	3.5%	7.7%	15.1%	44.3%
	Rest of Europe	108,822	38,389	5,502	25,029	38,014	55,585	37.8%	6.9%	4.7%	5.3%	7.6%	37.7%

	Total Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	5.2%	4.3%	6.1%	8.6%	40.6%
	of which Non-performing	8,531	4,132	441	3,261	2,947	2,877	23.2%	3.9%	6.1%	7.3%	17.0%	42.4%

Cover values including guarantees received - Business lending portfolio – 2016
			Cover type					Value to Loan
Region		Out- standings	Mort- gages	Eligible Financial Collateral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/ CRD IV eligible	No Cover	>0% –25%	>25% –50%	>50% –75%	>75% – <100%	≥ 100%
Africa		2,533	14	158	922	2,142	645	17.5%	10.7%	5.2%	10.8%	22.6%	33.2%
America		40,096	5,484	4,416	21,080	10,090	21,611	35.8%	4.8%	4.8%	6.7%	12.6%	35.3%
Asia		39,455	1,087	1,395	12,182	17,381	9,643	37.2%	7.2%	10.1%	7.9%	9.9%	27.7%
Australia		5,394	3,603	11	947	885	769	24.3%	9.4%	5.6%	1.0%	8.2%	51.5%
	Belgium	44,815	30,807	1,655	6,287	18,249	27,038	28.7%	2.2%	2.9%	4.2%	7.2%	54.8%
Europe	Germany	8,777	1,587	300	688	1,402	3,191	51.8%	2.7%	2.5%	5.2%	1.1%	36.7%
	Netherlands	63,597	47,941	3,007	23,451	7,990	14,849	26.5%	2.2%	4.5%	11.7%	18.0%	37.1%
	Rest of Europe	105,728	38,055	6,062	23,647	40,420	54,926	37.2%	4.3%	7.2%	6.6%	8.0%	36.7%

Total Business Lending		310,395	128,578	17,004	89,204	98,559	132,672	33.6%	4.1%	5.9%	7.4%	10.7%	38.3%
of which Non-performing		9,438	4,352	293	3,210	3,961	3,705	24.1%	4.4%	6.4%	14.2%	13.8%	37.1%

The two tables above provide the collateralisation of ING Bank’s business lending portfolio with a breakdown per geographical region or main market, which are defined based on the residence of the borrowers. The total increase in the business lending portfolio is in line with the increase in covers. Largest increases in outstandings were seen in Germany, Belgium Rest of Europe (mainly Poland and France) and Asia.

The increase in Germany was due to a large increase in central bank deposits. As these deposits are not collateralised this increase had no influence on the total cover amounts. The Rest of Europe increase was mainly observed in Poland C&FI Lending, while the largest increases in France were observed in C&FI Lending and Real Estate. The increase in Asia was driven by trade related transactions in Wholesale Banking Transaction Services despite the decreasing impact from FX changes. The depreciation of the US Dollar impacted the Asian and American Structured Finance portfolios which are primarily denominated in US Dollars.

Pre-settlement portfolio

ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

ING Group Annual Report on Form 20-F 2017	F-162

Notes to the Consolidated financial statements - continued

ING matches trades with similar characteristics to determine their eligibility for offsetting. This offsetting effect is called ‘compensation’. Therefore, ING reduces the amount by any legal netting that may be permitted under various types of Master Agreements, such as ISDA Master Agreements, Global Master Repurchase Agreements (GMRA), Global Master Securities Lending Agreements (GMSLA), etc. Lastly, the amount is further reduced by any collateral that is held by ING under Credit Support Annexes (CSAs) or other similar agreements.

The use of Central Clearing Parties (CCPs) is becoming more important for the derivatives business and as a consequence the credit risk is shifting from Counterparties to CCPs. In 2017, the notional Pre-Settlement exposure that was cleared via CCPs formed 56.8% of the total notional (55.5% in 2016).

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

The table below represents the different types of exposures in 2017 and 2016.

•	The ‘Gross MtM before netting and collateral’ is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit;

•	The ‘MtM after netting’ is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs);

•	The ‘MtM after netting and collateral’ is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the ‘MtM after netting’ and ‘MtM after netting and collateral’ is the liquid collateral (cash and securities); and

•	The outstandings column represents CEM exposure (MtM after netting plus the Potential Future Exposure - PFE) at a 97.5% confidence level for derivatives and securities.

Pre-settlement portfolio
		2017				2016
Region		Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Outstandings
Africa		107	96	85	119	84	49	47	89
America		21,296	10,864	6,846	7,690	20,866	10,891	6,549	9,241
Asia		7,150	3,663	3,020	3,542	8,318	4,743	3,558	3,918
Australia		483	264	241	532	537	303	228	492
	Belgium	5,165	3,761	2,880	2,215	5,463	3,368	2,871	2,455
	Germany	4,481	2,091	1,397	2,264	5,300	2,757	1,842	3,479
Europe	Netherlands	6,701	4,174	2,771	4,062	9,146	5,859	3,741	4,848
	Rest of Europe	104,788	22,404	17,637	24,260	124,173	31,656	26,648	25,481

Total Pre-settlement		150,171	47,316	34,877	44,685	173,887	59,626	45,484	50,003
of which Non-performing		23	25	25	29	37	36	36	36

During 2017 the pre-settlement portfolio decreased when expressed in terms of outstandings. The pre-settlement portfolio was mainly concentrated in rest of Europe to a central counterparty clearinghouse and commercial banks in the UK, mostly consisting of interest rate derivatives. The decrease in gross MtM before netting and collateral was also observed in this derivatives portfolio.

Credit quality

Following, the somewhat higher credit risk levels seen as a result of the financial crisis and economic downturn, credit quality has been improving since 2014 and also continued the improving trend in 2017.

F-163	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Credit risk categories
	Regular	Watch List	Restructuring [1]	Non-performing [1]
Possible ratings	1–19	1–19	11–20	20–22
Typical ratings	1–14	15–17	18–20	20–22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Includes impairments	No	No	Yes	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	IBNR	IBNR	IBNR/INSFA/ISFA	INSFA/ISFA

[1]	More information on the Restructuring and Non-performing categories can be found in the Credit restructuring section.

Credit quality: ING Bank portfolio, outstandings
	2017	2016
Neither past due nor non-performing	756,803	757,498
Consumer lending past due but performing (1–90 days)	4,352	3,970
Non-performing [1]	12,481	13,597

Total	773,636	775,065

[1]	Based on lending and investment activities

The credit quality of the ING portfolio improved with non-performing outstandings which continued to decrease. The decrease was mainly observed in Retail Netherlands and the Real Estate Finance portfolio. The reduction in the non-performing portfolio was due to write-offs combined with positive rating migration to the performing portfolio. The increase in the past due but performing portfolio mainly resulted from a change in the days count methodology related to IFRS 9.

Past due obligations

Retail Banking continuously measures its portfolio in terms of payment arrears and on a monthly basis it is determined if there are any significant changes in the level of arrears. This methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. An obligation is considered ‘past due’ if a payment of interest or principal is more than one day late. ING aims to help its customers as soon as they are past due by communicating (e-mail, SMS, letter or outbound call) to remind them on their payment obligations. In its contacts with the customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be cured, for example because the customer is not able or not willing to pay, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when arrears exceed 90 days past due and to risk rating 21 or 22 (no more cure) when the contract is terminated. The table below captures all past due exposures starting from day 1.

Aging analysis (past due but performing): ING Bank consumer lending portfolio, outstandings [1]
	2017	2016
Past due for 1–30 days	3,464	3,368
Past due for 31–60 days	724	532
Past due for 61–90 days	163	70

Total	4,352	3,970

[1]	Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Total past due exposure for consumer loans increased by EUR 0.4 billion. The deterioration in past due obligations was a result of the change in the days count methodology related to IFRS 9 and was mainly seen in the 31-60 days bucket and the 61-90 days. The increase in the 1-30 days bucket was driven by increased residential mortgage exposure in Netherlands Retail and Poland Retail, the increase was offset by a decrease in past due exposure in Australia.

ING Group Annual Report on Form 20-F 2017	F-164

Notes to the Consolidated financial statements - continued

Aging analysis (past due but performing): ING Bank consumer lending portfolio by geographic area, outstandings [1]
				2017	2016
Region		Residential Mortgages	Other retail	Total	Total
Africa		1	0	1	1
America		3	0	3	2
Asia		1	0	1	2
Australia		251	0	251	540
Europe	Belgium	1,123	547	1,671	1,444
	Germany	407	89	497	251
	Netherlands	1,028	35	1,062	947
	Rest of Europe	411	455	866	783

Total		3,225	1,127	4,352	3,970

[1]	Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Wholesale Banking: for business loans (governments, institutions, and corporates), ING classifies the relevant obligors as non-performing when any of the following default triggers occurs:

•	The borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

•	Corporates: more than 90 days; and

•	Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default.

•	ING believes the borrower is unlikely to pay: the borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as examples of financial difficulty indicators:

(1) The borrower (or third party) has started insolvency proceedings.

(2) NPL status of a group company/co-borrower.

(3) Significant fraud (affecting the company’s ability to service its debt)

(4) There is doubt as to the borrowers’ ability to generate stable and sufficient cash flows to service its debt.

(5) Restructuring of debt

•	ING has granted concessions relating to the borrower’s financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.

Wholesale Banking has an individual name approach, using Early Warnings indicators to signal possible future issues in debt service.

Credit restructuring

Global Credit Restructuring (GCR) is the dedicated and independent department that deals with non-performing loans and loans that hold a reasonable probability that ING will end up with a loss, if no specific action is taken. GCR deals with accounts or portfolios requiring an active approach, which may include renegotiation of terms & conditions and business or financial restructuring. This concerns mainly WB clients. The loans are managed by GCR or by units in the various regions and business units.

ING uses three distinct statuses in categorizing the management of clients with (perceived) deteriorating credit risk profile, i.e. there is doubt as to the performance and the collectability of the client’s contractual obligations:

•	Watch List: Usually, a client is first classified as Watch List when there are concerns of any (potential or material) deterioration in the credit risk profile that might affect the ability of the client to adhere to its debt service obligations or to refinance its existing loans. Watch List status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a Watch List status may develop into a Restructuring status or even a Recovery status.

•	Restructuring: A client is classified as Restructuring when there are concerns about the client’s financial stability, credit worthiness and/or its ability to repay, but where the situation does not call for recalling or acceleration of facilities or liquidating the collateral. ING’s actions aim to maintain the going concern status of the client by:

•	Restoring the client’s financial stability;

•	Supporting the client’s turnaround;

•	Restoring the balance between debt and equity; and

•	Restructuring the debt to a sustainable situation.

•	Recovery: A client is classified as in Recovery when ING and/or the client concludes that the client’s financial situation cannot be restored and a decision is made to end the (credit) relationship or even to enter into bankruptcy. ING will prefer an amicable exit, but will enforce and liquidate collateral or claim under the guarantees if deemed necessary.

F-165	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Watch List, Restructuring and Recovery are discussed at least on a quarterly basis between Front Office, respective Credit Risk Management executives and GCR, at which time it may be decided to change the status of an account from Watch List to Restructuring or Recovery or vice versa.

Non-performing loans

ING’s loan portfolio is under constant review. Loans with past due financial obligations of more than 90 days are reclassified as non-performing. For commercial lending portfolios, there generally are reasons for declaring a loan non-performing prior to being 90 days past due. These reasons include, but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.

The table below represents the breakdown by industry of credit risk outstanding for lending and investment positions that have been classified as non-performing.

Non-performing Loans: ING Bank portfolio, outstandings by economic sector
Industry	2017	2016
Private Individuals	4,094	4,382
Natural Resources	1,742	1,387
Real Estate	1,523	1,808
Transportation & Logistics	983	1,056
Builders & Contractors	863	955
General Industries	612	710
Services	578	689
Food, Beverages & Personal Care	570	705
Other ¹	1,516	1,905

Total	12,481	13,597

[1]	Economic sectors not specified in above overview are grouped in Other.

The overall amount of NPLs decreased in 2017, mainly witnessed in the Private Individuals and Real Estate sectors. The decrease in NPLs for Private Individuals was mainly due to the improved credit quality in the Retail Benelux portfolio as a result of the improved economic conditions in the Netherlands and Belgium. The decline in NPLs in the Real Estate sector was observed in Real Estate Finance Netherlands and was driven by both cures and write-offs. Other significant decreases were witnessed in Food, Beverages & Personal Care, General Industries, Services and Builders & Contractors. The overall decrease in NPLs was offset by an increase in NPLs in the Natural Resources portfolio, observed in Wholesale Banking Structured Finance Netherlands and Belgium, and was driven by a few clients becoming non-performing during 2017. The decreased NPLs in “Other” were driven by the industries Telecom, Retail, Automotive and Media.

Provisioning

Loan Loss Provisions (LLP) are calculated and accounted for in accordance with IFRS. LLP are reported for financial assets that are measured against amortised costs (loans and receivables, held-to-maturity investments). There are three types of LLP:

•	Individually Significant Financial Asset (ISFA) provisions: when there is objective evidence that a financial asset is defaulted as result of one or more prescribed default trigger events. In such cases, ING assigns a risk rating 20, 21 or 22. Specific provisions are calculated if the exposure to a borrower exceeds the threshold amount. The threshold amount varies per business unit, but generally is EUR 1 million. Provisions are calculated based on discounted future cash flows under 1 or more likely scenarios to arrive at a best estimate of future recoveries. Provisions are made on a quarterly basis.

•	Individually Not Significant Financial Asset (INSFA) provisions: are made for non-performing loans (ratings 20-22), if the exposure to a borrower is below the threshold amount. A collective model based approach is taken to determine these provisions; and

•	Incurred But Not Recognised (IBNR) provisions: are made for the ‘performing’ loan portfolio as an estimate or proxy for the losses/defaults that may have already occurred in the portfolio. The PD time horizon used in the calculation of IBNR provisions refers to the period during which an asset is impaired (in default), but not yet recognised as such - due to lack of objective evidence - and the moment that objective evidence of impairment occurs and becomes available to ING (‘loss emergence period’).

ISFA, INSFA and IBNR provisions are reported and calculated by using common standards across ING. In case there is objective evidence that one of the default triggers is applicable, ISFA or INSFA provisions are calculated. An analysis takes place on a quarterly basis in order to determine the appropriate level of LLP and Risk Costs. The ING Provisioning Committee (IPC) discusses and approves the LLP for ING, on the basis of proposals originating from ING’s business units.

ING Group Annual Report on Form 20-F 2017	F-166

Notes to the Consolidated financial statements - continued

At the end of 2017, ING Bank held specific (ISFA) and collective provisions (INSFA) of EUR 2,511 million and EUR 1,391 million, respectively (2016: EUR 3,044 million and EUR 1,443 million, respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there was EUR 726 million (2016: EUR 821 million) in provisions (IBNR) against the performing portfolio.

Provisions: ING Bank portfolio [1,2]
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Total ING Bank
	2017	2016	2017	2016	2017	2016	2017	2016
Opening Balance	2,147	2,371	1,884	2,199	1,277	1,216	5,308	5,786
Amounts written off	–566	–625	–519	–681	–194	–188	–1,279	–1,494
Recoveries of amounts written off	3	49	53	38	3	7	59	94
Net addition to loan loss provisions	284	367	117	347	274	260	676	974
Exchange rate or other movements	–92	–15	–2	–19	–42	–18	–136	–52

Closing Balance	1,776	2,147	1,533	1,884	1,318	1,277	4,628	5,308

[1]	At the end of 2017, the stock of provisions included provisions for amounts due from banks: EUR 8 million (2016: EUR 11 million).
[2]	Includes EUR 104 million provisions for contingent liabilities (2016: EUR 119 million).

The favourable trend in risk costs continued during the year 2017. ING Bank recorded EUR 676 million of risk costs in 2017, down from EUR 974 million in 2016. Risk costs improved to 22 basis points of the average RWA (2016: 31 basis points). The total stock of provisions decreased by EUR 0.7 billion to EUR 4.6 billion as net additions were more than offset by amounts written off. The provisions coverage ratio decreased to 37.1% (2016: 39.0%) driven by a stronger decrease in provisions than a decline in non-performing loan outstandings.

The Retail Benelux and Wholesale Banking portfolios continued to improve and were the contributors to the decline in the stock of provisions. Retail risk costs were substantially lower in Retail Netherlands due to improved macro-economic and Dutch housing market conditions. In Wholesale Banking, risks costs were lower as a result of significant releases combined with limited increases. The lower stock of provisions was mainly observed in Real Estate Finance and the Netherlands Wholesale Banking portfolio, which was partly offset by increased provisions in the Belux Wholesale Banking loan book. The Retail Challengers & Growth Markets increase in stock of provisions was mainly observed in Poland and Spain, which was partly offset by a decrease in Germany.

Challenges continued in the shipping industries and oil & gas while on the other hand, improved risk profiles were witnessed in other portfolios of the bank such as the residential mortgages portfolio.

Large parts of the investment portfolio are not accounted for at amortised costs and therefore out of scope for LLP. Instead, these assets are evaluated for impairment. The ING Bank Impairment Meeting is held quarterly and reviews all assets that are subject to an IFRS-EU impairment test.

As of 1 January 2018, the IFRS 9 accounting rules on loan loss provisioning will be implemented. These accounting rules will not change the actual credit losses, but will have an impact on the timing of the reflection of these losses in the P&L. Where in current accounting practice loan loss provisions are booked from the moment losses are incurred, under IFRS 9 loan loss provisions are booked given expected losses. More specifically, loan loss provisioning becomes more forward-looking under IFRS 9 partly due to the fact that provisions will be based on the macroeconomic outlook. Furthermore, loan loss provisioning will be calculated on lifetime expected losses for assets that have been significantly deteriorated in credit quality. As a result of these elements, loan loss provisioning in the P&L could become more volatile.

Forbearance

Forbearance occurs when a client is considered to be unable to meet its financial commitments under the contract due to financial difficulties and ING decides to grant concessions towards the client. Forborne exposures are exposures in respect of which forbearance measures have been granted. Forbearance measures can be either modifications to existing contractual terms and conditions or total or partial refinancing. Within ING, forbearance is based on the European Implementing Technical Standards.

To identify forbearance, ING assesses clients with Early Warning Signals, Watch List, Restructuring, Default or Recovery status. ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case (business) or on a portfolio (retail) basis.

For corporate customers, ING applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties. The aim is to maximise the repayment ability of the clients.

F-167	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

For ING retail units, clear criteria have been established to determine whether a client is eligible for forbearance – generally as part of an automated process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor and report the forbearance activities.

Exposures with forbearance measures can be either performing (Risk Ratings 1-19) or non-performing (Risk Ratings 20-22). ING applies criteria to move forborne exposures from non-performing to performing as well as criteria to remove the forbearance status that are consistent with the corresponding EBA standards. An exposure is reported as forborne for a minimum of two years, plus a probation period of one year is observed for forborne exposures to move from non-performing back to performing.

ING Bank: Summary Forborne assets [1]
	2017				2016
Business Line	Forborne assets	Of which: Performing	Of which: Non-Performing	% of total portfolio	Forborne assets	Of which: Performing	Of which: Non-Performing	% of total portfolio
Wholesale Banking	6,162	2,776	3,386	2.1%	7,776	3,978	3,799	2.7%
Retail Banking	5,657	3,074	2,583	1.3%	7,104	3,944	3,159	1.7%

Total	11,819	5,849	5,969	1.6%	14,880	7,922	6,958	2.1%

[1]	Undrawn commitments are excluded.

ING implemented its forbearance policy in 2014. In 2016 based on a detailed re-assessment of the relevant standards set by EBA and subsequent regulatory guidance, ING tightened the definitions under its forbearance policy. As a result of these revisions in definition and scope, performing forborne exposure recognized by ING increased significantly in 2016 as measures taken in previous periods were then recognized as forbearance. Examples of measures taken were commercially justifiable measures, modifications of covenants as well as waivers of covenant breaches.

Due to further refinement of aforementioned policy, recognition of forborne assets has been changed from client level to facility level as a result of which forborne assets have substantially reduced.

ING’s forborne assets decreased by EUR 3.1 billion (21%) to EUR 11.8 billion per 2017, of which Wholesale Banking decreased by EUR 1.6 billion and Retail Banking decreased by EUR 1.4 billion.

Wholesale Banking

As per end of December 2017, Wholesale Banking forborne assets amounted to a total of EUR 6.2 billion, which represented 2.1% of the total Wholesale Banking portfolio.

Wholesale Banking: Forborne assets by geographical area [1]
		2017			2016
Region		Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
	Netherlands	1,593	816	777	2,200	1,100	1,100
	Belgium	223	105	118	245	103	142
Europe	Germany	45	23	22	41	13	28
	Rest of Europe	2,456	867	1,589	3,016	1,496	1,521
Africa		156	84	72	197	112	85
America		1,212	584	628	1,387	709	678
Asia		428	291	137	663	445	218
Australia		49	7	42	27	0	27

Total		6,162	2,776	3,386	7,776	3,978	3,799

[1]	Undrawn commitments are excluded.

The main concentration of forborne assets in a single country was in the Netherlands with 26% (2016: 28%) of the total Wholesale Banking forborne assets. Wholesale Banking forborne assets decreased by EUR 1.6 billion compared to 2016, of which performing EUR 1.2 billion and non-performing EUR 0.4 billion. Underlying, main changes were in the Netherlands and Asia where forborne assets decreased by EUR 0.6 billion and EUR 0.2 billion respectively. The decrease in the Netherlands was mainly driven by repayments and write offs, the decrease in Asia was mainly visible in Transportation & Logistics (EUR 0.1 billion) and Natural Resources (EUR 0.1 billion), driven by the respective Shipping and Oil & Gas portfolio’s.

ING Group Annual Report on Form 20-F 2017	F-168

Notes to the Consolidated financial statements - continued

Wholesale Banking: Forborne assets by economic sector [1]
	2017			2016
Industry	Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Natural Resources	1,995	743	1,251	2,385	1,232	1,152
Real Estate	1,467	824	643	1,775	1,015	759
Transportation & Logistics	988	398	590	1,319	685	634
Builders & Contractors	435	174	261	429	269	160
General Industries	329	140	189	411	112	299
Services	289	137	151	414	198	216
Food, Beverages & Personal Care	199	139	60	207	141	66
Utilities	177	9	168	259	58	201
Retail	82	56	26	49	18	31
Chemicals, Health & Pharmaceuticals	56	52	4	76	65	11
Non-Bank Financial Institutions	51	49	3	12	7	5
Telecom	39	14	25	152	39	114
Other	55	40	15	290	139	150

Total	6,162	2,776	3,386	7,776	3,978	3,799

[1]	Undrawn commitments are excluded.

Wholesale Banking forborne assets were mainly concentrated in Natural Resources, Real Estate and Transportation & Logistics. Together they accounted for 72% (2016: 70%) of the total Wholesale Banking forborne assets and 73% (2016: 67%) of the total Wholesale Banking non-performing forborne assets. Decreases in forborne assets were mainly in the Natural Resources (EUR 0.4 billion), Real Estate (EUR 0.3 billion) and Transportation & Logistics (EUR 0.3 billion) industries.

Retail Banking

As per end of December 2017, Retail Banking forborne assets amounted to a total of EUR 5.7 billion, which represented 1.3% of the total Retail Banking portfolio.

Retail Banking: Forborne assets by geographical area [1]
		2017			2016
Region		Forborne assets	Of which: Performing	Of which: Non-Performing	Forborne assets	Of which: Performing	Of which: Non-Performing
Europe	Netherlands	3,036	1,727	1,309	4,301	2,395	1,906
	Belgium	1,096	399	697	1,139	418	721
	Germany	541	432	109	644	511	132
	Rest of Europe	639	342	297	651	335	317
Africa		1	0	1	1	0	1
America		1	0	1	3	0	2
Asia		2	2	0	1	0	1
Australia		342	172	170	364	285	79

Total		5,657	3,074	2,583	7,104	3,944	3,159

[1]	Undrawn commitments are excluded.

The main concentration of forborne assets in a single country was in the Netherlands with 54% of the total Retail Banking forborne assets (2016: 61%) and 51% of the non-performing forborne assets (2016: 60%). Retail banking forborne assets decreased by EUR 1.4 billion compared to 2016, and was mainly visible in consumer lending and mortgages. Specifically forborne assets decreased by EUR 0.6 billion in the Dutch Residential mortgage portfolio. Due to a continued improved economic environment, visible by the increasing house prices and improved credit worthiness of our clients.

Securitisations

ING primarily plays three roles in its exposure to securitisations programs which are:

F-169	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

ING as Investor

ING’s goal is to maintain a portfolio of high quality liquid assets that meets the regulatory requirements of CRR/CRD IV and the Delegated Act of October 2014 regarding liquidity. ING invests in high quality Asset Backed Securities (ABS) keeping close track of the securitisation investment positions via monthly monitoring reports and weekly update calls. Additionally, ING may invest in securitisation positions in order to facilitate client business from its Disintermediation & Asset Securitisation unit.

ING as Originator

ING occasionally originates its own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet de-recognition when the requirements for significant credit risk transfer have been fulfilled. ING has executed a very limited number of external transactions as originator.

ING as Sponsor

In the normal course of business, ING structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to a special purpose vehicle (SPV). Senior positions in these transactions are often funded by the ING administered multi-seller asset backed commercial paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally in the ABCP markets. In its role as administrative agent, ING facilitates these transactions by providing structuring, accounting, funding and operations services. ING also provides support facilities (liquidity facilities) backing the transactions funded by the conduit. Mont Blanc is fully consolidated into the ING annual accounts.

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

ING recognises the importance of sound market risk management and bases its market risk management framework on the approach to identify, assess, control and manage market risks. The approach consists of a cycle of five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

•	Risk identification is a joint effort of the first and second line of defence (the ‘three lines of defence governance’ model is explained in the risk governance paragraph of the general risk management section). Its goal is to detect potential new risks and changes in known risks;

•	Identified risks are assessed and measured by means of various risk metrics to determine the importance of the risk to ING and subsequently to identify the control measures needed;

•	Control measures used by ING include policies, procedures, minimum standards, limit frameworks, buffers and stress tests;

•	An important element of risk management is to continuously monitor whether the implemented risk controls are executed and complied with and check that the controls are effective; and

•	Market risk management results and findings are reported to the governing departments and approval bodies.

Governance

A governance framework has been established defining specific roles and responsibilities of business management units, market risk management units and internal approval bodies per activity.

Supervision of market risk falls under responsibility of the Management Board Banking (MBB) and is delegated to the ALCO function, where ALCO Bank is the highest approval authority and sets the market risk appetite. ALCO Bank monitors adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCO’s. This ALCO structure facilitates top-down risk management, limit setting and the monitoring and control of market risk.

Monitoring and control of market risk are within the responsibilities of FR and Financial Institutions – Financial Markets (FI-FM) Risk. FR and FI-FM Risk are the designated departments of the second line of defence, independent from the first line of defence (front office) that report to the CRO function and that are responsible for the design and execution of the bank’s market risk and counterparty credit risk management functions in support of the ALCO function. FR focuses on the market risks in the banking books, the Capital Management department and the Bank Treasury department, whereas FI-FM is responsible for counterparty credit risk and market risks resulting from the Financial Markets trading books. FR and FI-FM Risk are responsible for determining adequate policies and procedures for actively managing market risk in banking and trading books and for monitoring the compliance with these guidelines.

ING Group Annual Report on Form 20-F 2017	F-170

Notes to the Consolidated financial statements - continued

Besides monitoring and control of market risk, FR and FI-FM maintain a limit framework in line with ING’s Risk Appetite Framework. The businesses are responsible for adhering to limits that are ultimately approved by ALCO Bank. Limit excesses are reported to senior management on a timely basis and the business is required to take appropriate actions to reduce the risk position. To adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies to address a combination of risk factors arising at the portfolio level.

The organisational structure facilitates top-down risk management by recognising that risk taking and risk management to a large extent occur at the regional/local level. Bottom-up reporting from regional/local units to head office units allows each management level to fully assess the market risk relevant at the respective levels.

Several committees govern the communication between the parties involved in market risk management. Market Risk Model Committee (MRMC) is the highest dedicated authority within ING for the approval of all trading and banking risk models, methodologies and parameters related to market risk. Trading Pricing Model Committee (TPMC) approves pricing models for trading and banking books. The GCTP is the highest dedicated authority with representatives from Financial Risk, CRO Challengers & Growth Markets and CRO Wholesale Banking for the approval of policies, models, methodologies and parameters related to credit risk and trading risk and for consideration of risk appetite and risk governance. Systematic risk reporting takes place by departments of Financial Risk and FI-FM Risk to the EB and MBB, senior executive management of CRO function and senior executive management of related business functions.

FI-FM Risk Management Framework governs the boundary between trading books and banking books. It defines the activities ING considers to be trading according to a regulatory definition and as constituting part of the trading book for own funds requirement purposes. Trading activity is systematically reviewed and positions against the mandates are assessed jointly by first and second lines of defence. As specified in the framework, transfer of risk or positions between banking and trading books is not allowed.

This market risk paragraph elaborates on the various elements of the risk management framework for:

•	Market risk economic capital for trading and banking books;

•	Market risks in the banking books; and

•	Market risks in the trading books.

Economic capital for market risk

Economic capital for market risk is the economic capital necessary to withstand unexpected value movements due to changes in market variables and model risk.

Economic Capital for market risk is calculated for exposures both in trading portfolios and banking portfolios and includes interest rate risk, credit spread risk, equity price risk, foreign exchange rate risk, real estate risk, model risks and pension risk. Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year.

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

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result in non-linear interest rate risk in the banking books. The embedded options are economically hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. For the calculation of economic capital for this non-linear interest rate risk ING performs a Monte Carlo simulation.

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

F-171	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Market risk in banking books

ING makes a distinction between trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, the Bank Treasury exposures and from the investment of own funds (core capital). Both the commercial products, and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term.

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

In November 2017, it was approved to merge Bank Treasury and Capital Management into a new department named Group Treasury. This merge is expected to be completed by June 2018.

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

ING’s approach to interest rate risk management, as set forth in this framework, is centralisation of risks from commercial books (that capture the products sold to clients) to central interest rate risk books. This enables a clear demarcation between commercial business results and results on unhedged interest rate positions.

ING Group Annual Report on Form 20-F 2017	F-172

Notes to the Consolidated financial statements - continued

ING distinguishes three types of activities that generate interest rate risk in the banking books:

•	Investment of own funds (by Capital Management)

•	Commercial business (e.g. Retail business)

•	The strategic interest rate position (Bank Treasury)

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

•	Savings and demand deposits are generally invested with the goal to hedge their value and minimize the sensitivity of the margin to market interest rates. Interest rate risk can arise when there is a lag between savings rate adjustments versus adjustments experienced through market rates or when market rate changes cannot be passed on to clients. The interest rate risk is modelled based on the stability of the deposit and the pass through rate. This takes into account different elements, such as pricing strategies, volume developments and the level and shape of the yield curve. Savings volumes are typically assumed not to be sensitive to interest rate shocks;

•	Interests rate risk for mortgages arises through prepayment behaviour. In modelling this risk, interest rate dependent pre-payments are considered. Next to dependence on interest rates, modelled prepayment may include other effects such as loan to value, seasonality and age of the loan. In addition, the interest sensitivity of embedded offered rate options is considered; and

•	Wholesale Banking loanstypically do not experience interest rate prepayment behavior they are hedged from an interest rate risk perspective and therefore not contain significant convexity risk.

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

In the following sections, the interest rate risk exposures in the banking books are presented. ING uses risk measures based on both an earnings and a value perspective. Net Interest Income (NII)-at-Risk is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Please note that corrective management actions are not taken into account in these figures although price adjustments are included in the earnings risk measure.

Developments relating to IRRBB

During 2017 ING implemented a number of refinements to the risk measurement for IRRBB following the review and update of the interest rate risk policy and minimum standards. The following refinements were implemented during 2017:

•	To accommodate interest rate scenarios to go negative, while in previous years the downward scenarios contained a floor of 0% on the interest rates (in line with regulatory guidelines).

F-173	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

•	Implementation of currency specific scenarios calculated from historical data aligned to the overall risk appetite framework, whereas previously the same scenario (+/-100bps) for different currencies was applied.

•	The scenarios for the earnings perspective (NII) are applied gradually over a 12 month (ramped) period whereas previously the scenarios were applied instantaneously.

•	Addition of the market spreads in the calculation of the NPV-at-Risk measure.

•	Savings model updates for market developments

Net Interest Income (NII) at Risk

NII-at-Risk measures the impact of changing interest rates on (before tax) net interest income of the banking books for year one. This excludes credit spread sensitivity and longer term earnings impact. The NII-at-Risk figures in the tables below reflect a parallel interest rate shock with a time horizon of one year. Next to parallel scenarios also the impact of non-parallel scenarios and the impact over a longer horizon is part of IRRBB monitoring and management. The NII-at-Risk asymmetry between the downward scenario and upward shock scenarios is primarily caused by the convexity risk in the mortgage and savings portfolio due to the embedded options and pricing constraints.

NII-at-Risk banking books per business - year 1

	2017		2016
	Ramped,	unfloored	Instantaneous,	floored
	parallel ▼	parallel ▲	parallel ▼	+100 bps
By business
Wholesale Banking	–185	201	–15	138
Retail Banking Benelux	17	–48	–73	–88
Retail Challengers & Growth Markets	101	–133	20	58
Corporate Line Banking	–24	13	8	116

Total	–91	33	–60	224

The NII-at-Risk is mainly influenced by the sensitivity of savings to interest rate movements due to pass through rate differences between savings rates and investment yields and is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the Earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the 1-year horizon.

NII-at-Risk banking book per currency - year 1

	2017		2016
	Ramped,	unfloored	Instantaneous,	floored
	parallel ▼	parallel ▲	parallel ▼	+100 bps
By currency
Euro	–83	9	–54	186
US Dollar	10	–20	–14	19
Other	–19	44	8	19

Total	–91	33	–60	224

Year-on-year variance analysis

The revised IRRBB measures explain to a large extent the change in NII-at-Risk, foremost the difference in the shock applied. Previous year the earnings sensitivity was calculated based on an instantaneous upward and downward floored scenario of 100bps while as of March 2017, the NII-at-Risk is calculated based on a gradual upward – and downward unfloored scenario. In 2016 the same scenario (+/-100bps) for different currencies was applied while as of 2017 currency specific scenarios were calculated.

Further, the change in NII-at-Risk for Retail Challengers & Growth Markets is driven by the savings model updates for market developments in Italy, Spain and ING Germany.

Wholesale Banking shows a more negative NII sensitivity in the downward scenario as a result of the removal of the floor. The change in NII-at-Risk for the Corporate Line is due to investments in longer tenors of own funds.

Net Present Value (NPV) at Risk

NPV-at-Risk measures the impact of changing interest rates on value. The NPV-at-Risk is defined as the outcome of an instantaneous increase and decrease in interest rates applying currency specific scenarios. The NPV-at-Risk asymmetry between the downward and upward shock is primarily caused by convexity risk in the mortgage and savings portfolio. The NPV-at-Risk figures are also calculated using the updated approach for interest rate movements.

ING Group Annual Report on Form 20-F 2017	F-174

Notes to the Consolidated financial statements - continued

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

NPV-at-Risk banking books per business

	2017		2016
		unfloored		floored
	parallel ▼	parallel ▲	parallel ▼	+100 bps
By business
Wholesale Banking	309	–184	–157	–19
Retail Banking Benelux	–492	–468	–224	–287
Retail Challengers & Growth Markets	–368	–17	328	–435
Corporate Line Banking	1,476	–1,404	115	–1,186

Total	926	–2,073	61	–1,926

NPV-at-Risk banking books per accounting category

	2017		2016
		unfloored		floored
	parallel ▼	parallel ▲	parallel ▼	+100 bps
By accounting category
Amortised costs	–2,390	1,052	114	248
Available for Sale	2,839	–2,719	115	–2,153
Fair value through profit and loss	476	–406	–168	–21

Total	926	–2,073	61	–1,926

The NPV-at-Risk is dominated by the interest rate sensitive long-term investments of own funds, as the equity itself is not modelled and hence is not presented as an offset for the investments of own funds. The value of these investments is impacted significantly if interest rates move up. The asymmetry between the NPV-at-Risk for a downward scenario and an upward shock is primarily caused by the convexity risk due to (embedded) optionality in the savings and mortgage portfolio.

Year-on-year variance analysis

NPV-at-Risk for the downward scenario changed by EUR 865 million during 2017. The main driver of the positive change is the Corporate Line Banking due to the removal of the floor. The removal of the floor is the main contributor to the change in the downward scenario for the other business lines next to the model updates for the savings portfolio for Retail Banking Benelux and Retail Challengers & Growth Markets.

The NPV-at-Risk in the upward scenario changed by EUR -147 million. The change for the Corporate Line can be attributed to longer term investments. The changes for Retail Banking Benelux and Retail Challengers & Growth Markets are due to the savings model updates.

The change in impact per accounting category for both the downward and upward scenario is primarily a result of the update of the IRRBB measures. In the downward scenario the change in the NPV-at-Risk is a result of the removal of the floor. The downward and upward scenario for the Available for Sale and Fair value through profit and loss accounting category show a more symmetric impact as a result of the removal of the floor.

F-175	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV-at-Risk reflect the same risk - the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

BPV banking books per currency
in EUR thousand	2017	2016
By currency
Euro	–18,446	–13,043
US Dollar	–1,417	–550
Other	1,583	–1,303

Total	–18,280	–14,896

In line with NPV-at-Risk, the bank’s overall BPV position is dominated by the long-term investment of own funds, as the present value of this position is significantly impacted if interest rates move up by one basis point.

Year-on-year variance analysis

The overall BPV decreased by EUR 3.4 million to EUR -18.3 million in 2017. This mainly results from longer term investments of own funds in Corporate Line (BPV impact of EUR -3.9 million).

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

Governance – FX translation result

ING’s strategy is to keep the target CET1 ratio within a certain range when FX rates fluctuate, whilst limiting the volatility in the profit and loss account. Therefore, hedges are only done to the extent that hedge accounting can be applied. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. A selection of emerging market currencies that meet specific requirements do not have a target position, but are allowed to remain open under the policy.

ING Group Annual Report on Form 20-F 2017	F-176

Notes to the Consolidated financial statements - continued

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies for FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio a net foreign currency exposure exists.

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net exposures
	2017	2016	2017	2016	2017	2016
US Dollar	2,487	2,852	4	280	2,491	3,133
Pound Sterling	667	701	–	–128	667	573
Polish Zloty	2,398	1,927	–618	–584	1,780	1,344
Australian Dollar	3,769	3,856	–2792	–3,324	977	532
Turkish Lira	1,828	2,066	–	–3	1,828	2,063
Chinese Yuan	2,762	3,012	–	–161	2,762	2,851
Korean Won	954	958	–817	–779	137	179
Indian Rupee	937	714	–	–	937	714
Brazilian Real	211	253	–	–	211	253
Russian Rouble	549	589	–154	–224	395	364
Other currency	2,828	2,863	–1,200	–1,472	1,628	1,391

Total	19,390	19,792	–5,576	–6,396	13,815	13,396

In order to measure the sensitivity of the target CET1 ratio against FX rate fluctuations, the Historical Value at Risk is used based on historical series of the last 12 months FX rates. It measures the drop in the CET1 ratio from the target based on historical FX rates. Based on these time series and with a probability of 1%, the drop in the CET1 ratio would be 0.16% . As this methodology has been newly developed in 2017, the comparable 2016 sensitivity is not available.

Equity price risk in banking books

Governance

ING maintains a strategic portfolio with substantial equity exposure in its banking books. Local offices are responsible for the management of the equity investments positions. Financial Risk is responsible for monitoring the regulatory capital for Equity Investments on a monthly basis and it acts independently from the management in monitoring these positions.

Risk Profile

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates and joint ventures of EUR 947 million (2016: EUR 1,003 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 3,983 million (2016: EUR 4,024 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve, except in the case of impairment. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio
	2017	2016
Gross unrealised gains	2,478	2,675
Gross unrealised losses	–4	–19

Total	2,474	2,656

Year-on-year variance analysis

The revaluation reserve relating to equity securities held in the available-for-sale portfolio moved from EUR 2,656 million per year end 2016 to EUR 2,474 million per year end 2017. In 2017 the AFS portfolio slightly decreased by EUR 41 million to EUR 4.0 billion, the decrease in the value of the investment in Bank of Beijing and some sales of equity stakes was largely compensated by the increase in value of the stake in Kotak Mahindra Bank.

F-177	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

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

Risk profile

ING has two main different categories of real estate exposure on its banking books: first, its own buildings which ING occupies, and second, development assets, which mostly consists of former Real Estate Development and Real Estate Investment Management activities. The total real estate exposure amounts to EUR 0.9 billion (excluding property from foreclosures and third party interest). ING has EUR 0.1 billion recognised at fair value through profit and loss and EUR 0.8 billion is recognised at cost or revalued through equity (with impairments going through profit and loss). A split on the real estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2017	2016		2017	2016
Continent			Sector
Europe	827	969	Residential	72	104
Americas	25	36	Office	785	895
Australia	0	0	Retail	8	19
Asia	0	0	Industrial	12	18
Other	82	104	Other	57	72

Total	934	1,109	Total	934	1,108

Main exposure arises from office buildings in own use located in Netherlands and Belgium (EUR 0.78 billion), as well as retail and residential exposures in Europe (EUR 0.08 billion).

Year-on-year variance analysis

In total, real estate market risk exposure in the banking books decreased by nearly EUR 0.2 billion mainly as a result of divestments. The remainder is due to impairments and fair value changes.

Market risk in trading books

Within the trading portfolios, positions are maintained in the professional financial markets. These positions are often a result of transactions with clients and may serve to benefit from short-term price movements. In 2017, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products efficiently and effectively.

Governance

The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. FI-FM Risk advises both FMRC and ALCO Bank on the market risk appetite of trading activities.

With respect to the trading portfolios, FI-FM Risk focuses on the management of market risks of Wholesale Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place. Trading activities include facilitation of client business and market making. FI-FM Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. FI-FM Risk also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of market risk in trading portfolios is performed at various organisational levels. FI-FM Risk Management Framework defines policies and procedures for the overall management of trading books. Trading activity is systematically reviewed and positions against the mandates are assessed jointly by first and second lines of defence.

Fair values of financial assets and liabilities

ING aligns the pricing sources it uses with the Fair Value Hierarchy. The best evidence of Fair Value are published price quotations in active markets. Where quoted prices are not available, other pricing sources and valuation techniques are used to determine fair value.

ING Group Annual Report on Form 20-F 2017	F-178

Notes to the Consolidated financial statements - continued

Examples of other pricing sources are, independent market vendors, brokers, or recent transactions. The range of prices obtained from these sources can diverge. The choice for one or the other pricing source can therefore result in different estimates of fair value. Selecting the most appropriate price within this range requires expertise and judgement. The selection of the pricing sources used is subject to internal approval and review in the Market Data Committee.

Valuation techniques range from discounting of cash flows to valuation models. Such models are based on relevant risk factors such as the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour. Some of these risk factors require assumptions which imply that valuation models are subjective by nature. Depending on what valuation technique is used and what assumptions are made, the obtained fair value can be different. Hence the implied downward and/or upward uncertainty of the accounting value may vary. For a classification of fair valued exposure to products in accordance with their degree of valuation uncertainty, refer to the section ‘Financial instruments at fair value’ of Note 37 ‘Fair value of assets and liabilities’.

All valuation models used are subject to a model governance framework. Model governance refers to a set of policies and procedures that have to be strictly followed and that cover the complete lifecycle of a model, i.e. its development, validation, approval, implementation, and maintenance. The pillars of the model governance framework are independent validation and periodic review. A periodic review aims to determine whether a model is still appropriate for its intended use. Where models are used for valuations, there can be uncertainty on the assumptions of the underlying models and/or parameters. In those cases where significant uncertainty on assumptions arises, a model risk valuation adjustment is applied.

In general, positions are valued by taking the bid price for a long position and the offer price for a short position. In cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

ING has aligned existing fair valuation adjustments with the regulatory standards for fair valued instruments issued by EBA, hence where possible it follows a unified valuation framework which meets both IFRS and CRR requirements. This approach is supported by a bank-wide valuation policy framework. Detailed methodologies for fair valued instruments per product and degree of liquidity are available. These cover among others close out costs and mid-price uncertainty. Benefits of this framework and chosen approach are a significant increase in consistency and transparency of the fair valuation of financial instruments across different locations and books. For compliance with EBA regulatory standards an additional valuation adjustment through capital on the concentrated positions (the Concentration AVA) of EUR 13 million after tax is booked for ING in 2017. On a quarterly basis all valuation adjustments are discussed and approved in the Global Pricing and Impairment Committee (GP&IC). This committee oversees the valuation framework and Independent price verification.

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (hereafter referred to as respectively, CVA and DVA). Own issued debt and structured notes that are priced at Fair Value are adjusted for credit risk by means of an own credit adjustment. Additionally, derivatives valued at fair value are adjusted for credit risk by a credit valuation adjustment. This CVA is of a bilateral nature; both the credit risks on the counterparty as well as on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty increases and the credit quality of that counterparty decreases) and right way risk (when exposure to a counterparty decreases and the credit quality of that counterparty decreases) are included in the adjustment. ING also includes the CVA component in its pricing of the credit risk for new external trades with counterparties. Risk limits and controls are in place to monitor and anticipate CVA risk on a daily basis. The CVA is managed by global risk governance, where the risk limits and controls for CVA are managed and monitored on a global level. The approach of ING on CVA risk management is driven by increased control, cost efficiency and the global scope of CVA.

ING applies a Funding Valuation Adjustment (FVA) to address the funding costs associated with the collateral funding asymmetry on uncollateralized or partially collateralized OTC derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

FI-FM Risk has the role to challenge the valuation and pricing sources used in the valuation models by Front Office. FI-FM Risk performs independent price verification to ensure that valuations are correct. The independent price verification and valuation adjustments are confirmed in the local parameter committee. To ensure segregation of duties between Front Office and FI-FM Risk, the systems for pricing and price testing are secured in order to prevent unauthorised access.

Risk measurement

ING uses a comprehensive set of methodologies and techniques to measure market risk in trading books: Value at Risk (VaR) and Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC), and Event Risk (stress testing). Systematic validation processes are in place to validate the accuracy and internal consistency of data and parameters used for the internal models and modelling processes.

F-179	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Basel Committee/CRD IV

ING follows the regulatory framework set out in the Capital Requirements Regulation (CRR/CRD IV) for its regulatory capital calculations. The BCBS is performing a Fundamental Review of the Trading Book (FRTB), which may have a significant impact on the Pillar I calculations. In December 2017 the Governors and Heads of Supervision (GHOS) presented the final Basel 3 update package, in this package the new BCBS target date for implementation and start of reporting of FRTB is 1 January 2022.

Value at Risk

FI-FM Risk uses the historical simulation VaR methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. Next to general market movements in these risk factors, VaR also takes into account market data movements for specific moves in e.g. the underlying issuer of securities. A single model that diversifies general and specific risk is used. In general a full revaluation approach is applied, only for a limited number of linear trading positions and a limited number of risk factors in commodity and equity risk classes a sensitivity-based approach is applied. The potential impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year (260 days). When simulating potential movements in risk factors, depending on the risk factor type either an absolute or a relative shift is used. The data used in the computations is updated daily. ING uses VaR with a 1-day horizon for internal risk measurement, management control, and backtesting, and VaR with a 10-day horizon for determining regulatory capital. To compute VaR with a 10-day horizon the one day risk factor shifts are scaled by the square root of ten and then used as input for the revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

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

Backtesting

Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future trading results, estimates are based on historical market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which excludes the effect of intraday trading, fees, and commissions. When the actual or hypothetical loss exceeds the VaR, an ‘outlier’ occurs. Based on ING’s one-sided confidence level of 99%, an outlier is expected once in every 100 business days. In 2017 there were no occurrences where an actual or hypothetical daily trading loss exceeded the daily consolidated VaR of ING. ING reports the backtesting results on a quarterly basis to ECB.

Stressed VaR

The SVaR is intended to replicate a VaR calculation that would be generated on the bank’s current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank’s portfolio. To calculate SVaR, ING uses the same model that is used for VaR with a 10-day horizon. The historical data period used currently includes the height of the credit crisis around the fall of Lehman Brothers, and is reviewed regularly. The historical data period is chosen so that it gives the worst scenario loss estimates for the current portfolio. The same SVaR model is used for management purposes and for regulatory purposes. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

Incremental Risk Charge

The IRC for ING is an estimate of the default and migration risks for unsecuritised credit products in the trading book, over a one-year capital horizon, with a 99.9% confidence level. The same IRC model is used for all legal entities within ING with market risk exposure in the trading portfolio. Non-securitised trading positions of ING, which are subject to specific interest rate risk included in the internal model approach for market risk regulatory capital, are in scope of the IRC model. By model choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte-Carlo simulation based on a Gaussian copula model. The asset correlations used in the Gaussian copula model are determined using the IRB correlation formula. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. Movements across different rating categories and probabilities of default are governed by a credit-ratings transition matrix. An external transition matrix is obtained from Standard & Poor’s (S&P). The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons regularly based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

ING Group Annual Report on Form 20-F 2017	F-180

Notes to the Consolidated financial statements - continued

ING periodically assesses the compliance of the IRC model with the regulatory requirements by performing gap analyses, substantiating the modelling choices, and quantifying the impact of alternative approaches.

Stress Testing and Event Risk

Stress Testing and Event Risk are valuable risk management tools. Event Risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making aiming to maintain the bank being a financially healthy going-concern institution after a severe event occurs. In addition to the bank-wide stress test framework as described in the stress testing section, FI-FM Risk performs separate stressed scenario tests under Event Risk framework to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stressed scenario tests to calculate Event Risk for monitoring the market risk under these extreme conditions. Event Risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING. The Event Risk number for the ING trading activity is generated on a weekly basis. Like VaR, Event Risk is limited by ALCO Bank.

ING’s Event Risk policy is based on a large set of possible stress scenarios per risk type (fixed income, equity, foreign exchange, credit and related derivative markets). In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and fx rates) and volatilities. Depending on the type of stress test, additional scenario assumptions could be made, for example on correlations, dividends, or recovery rates. For example, for equity products both a crisis scenario (prices decrease) as well as a bull scenario (prices increase) are assumed. Scenarios are calculated based on events happening independently, jointly by region, or in all countries simultaneously. This way, for each risk type, a large set of scenarios is calculated. The worst scenarios per market are combined across markets by assessing both independent events per market, and worst events happening in all markets at the same time.

Other trading controls

VaR and Event Risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC. Furthermore, ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries. In addition to this, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product specific limits and constraints.

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight VaR is presented for the ING trading portfolio from 2013 to 2017.

[1]	CVA risk is not included in VaR. Reserves are not included in the P&L figures.

The risk figures in the table below only relate to the trading books for which the internal model approach is applied.

F-181	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

1d VaR for Internal Model Approach trading portfolios[1]
amounts in millions of euros	Minimum		Maximum		Average		Year end
	2017	2016	2017	2016	2017	2016	2017	2016

Interest rate	3	3	8	10	4	5	4	5
Equity and commodity	1	2	4	11	3	5	2	4
Foreign exchange	1	1	4	5	2	2	1	2
Credit spread	3	4	7	11	5	6	4	7
Diversification[2]					–7	–7	–6	–12

Total VaR	4	5	9	22	6	11	5	6

[1]	CVA risk is not included in VaR.
[2]	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

In 2017, the average VaR was at a lower level compared to last year, as notable also in different risk types. Over these two years (2016-2017), the trading portfolios saw a decline in both the level and the volatility of 1-day VaR, thanks to the development of equity derivatives trading strategy and generally more positive market conditions.

EU MR3: Internal Model Approach values for trading portfolios
amounts in millions of euros		2017	2016
VaR (10 day 99%)
1	Maximum value	43	64
2	Average value	22	33
3	Minimum value	14	9
4	Period end	17	36
Stressed VaR (10 day 99%)
5	Maximum value	96	131
6	Average value	56	72
7	Minimum value	33	40
8	Period end	67	84
Incremental Risk Charge (99.9%)
9	Maximum value	158	292
10	Average value	114	207
11	Minimum value	78	120
12	Period end	78	120
Comprehensive Risk capital charge (99.9%)
13	Maximum value	n/a	n/a
14	Average value	n/a	n/a
15	Minimum value	n/a	n/a
16	Period end	n/a	n/a

Risk position changes were also reflected in the 10 day VaR and 10 day Stressed VaR statistics. Compared to 10 day VaR in 2016, in 2017 position changes led to lower maximum, average, and a lower 10 day VaR at year-end. Similar dynamics are observed in 10 day Stressed VaR. The overall decrease in IRC in 2017 was largely caused by decreased debt exposures to a number of sovereigns.

Regulatory Capital

According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital (own funds requirements) for market risk can be calculated using the standardised approach or an internal model approach. ING received regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING. Market risk capital of trading books is calculated according to the CRR, using internal VaR, SVaR, and IRC models, where diversification is taken into account. Commodities risk in the banking books is calculated under Internal Model Approach. However, mismatches in foreign exchange risk from the banking books are calculated using Standardised Approach with fixed risk weights. ING does not have a Correlation Trading Portfolio or any other securitisations in the trading book.

ING Group Annual Report on Form 20-F 2017	F-182

Notes to the Consolidated financial statements - continued

Standardised Approach

EU MR1: Market risk under Standardised Approach
		2017		2016
amounts in EUR millions		RWA	Capital requirements	RWA	Capital requirements
Outright products
1	Interest rate risk (general and specific)
2	Equity risk (general and specific)
3	Foreign exchange risk	1,074	86	1,081	87
4	Commodity risk
Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization (specific risk)

9	Total	1,074	86	1,081	87

The market risk regulatory capital under Standardized Approach is fully driven by the foreign exchange risk in the banking books. The foreign exchange risk in the banking books in 2017 remained at comparative level to 2016.

Internal Model Approach

EU MR2-A: Market risk under Internal Model Approach

		2017		2016
amounts in EUR millions		RWA	Capital requirements	RWA	Capital requirements
1	VaR (higher of values a and b)	649	52	1,123	90
(a)	Previous day’s VaR (Article 365(1) (VaRt-1))	209	17	449	36
(b)	Average of the daily VaR (Article 365(1)) on each of the preceding sixty business days (VaRavg) x multiplication factor ((mc) in accordance with Article 366)	649	52	1,123	90
2	SVaR (higher of values a and b)	1,750	140	2,546	204
(a)	Latest SVaR (Article 365(2) (sVaRt-1))	842	67	1,054	84
(b)	Average of the SVaR (Article 365(2) during the preceding sixty business days (sVaRavg) x multiplication factor (ms) (Article 366)	1,750	140	2,546	204
3	Incremental risk charge -IRC (higher of values a and b)	1,205	96	1,910	153
(a)	Most recent IRC value (incremental default and migration risks section 3 calculated in accordance with Section 3 articles 370/371)	981	78	1,500	120
(b)	Average of the IRC number over the preceding 12 weeks	1,205	96	1,910	153
4	Comprehensive Risk Measure – CRM (higher of values a, b and c)
(a)	Most recent risk number for the correlation trading portfolio (article 377)
(b)	Average of the risk number for the correlation trading portfolio over the preceding 12- weeks
(c)	8 % of the own funds requirement in SA on most recent risk number for the correlation trading portfolio (Article 338(4))

5	Total	3,604	288	5,579	446

The decrease in market risk regulatory capital for trading as of 2017 is mainly due to a decrease in exposures to sovereign issuers and as a result of a decrease in IRC, and a change in risk positions during 2017 that resulted in decreases in VaR and SVaR. The main changes in risk positions throughout the year were in trading books within credit and interest rate asset classes, including CVA hedge portfolio. The CVA hedges are capitalized under market risk framework, while CVA is capitalized under credit risk framework according to Basel rules.

Sensitivities

As part of the risk monitoring framework, FI-FM Risk actively monitors the daily changes of sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest rates, credit spreads, equity, and commodity prices) on profit and loss results of the trading positions and portfolios.

The following tables show the five largest trading foreign exchange positions, and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors. Due to the nature of the trading portfolios, positions change from day to day.

F-183	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

Most important foreign exchange year-end trading positions
amounts in EUR millions	2017		2016
Foreign exchange		Foreign exchange
US Dollar	–45	US Dollar	201
Polish Zloty	28	Romanian New Leu	45
South Korean Won	26	Chinese Yuan	–40
Japanese Yen	–21	South Korean Won	–22
Taiwan New Dollar	21	Czech Koruna	21

Most important interest rate and credit spread sensitivities at year–end
amounts in EUR thousands	2017		2016
Interest Rate (BPV1)		Interest Rate (BPV1)
US Dollar	141	Euro	–119
Russian Ruble	–66	South Korean Won	–44
Japanese Yen	61	Polish Zloty	–32
Taiwan New Dollar	52	Indian Rupee	–23
Polish Zloty	47	Romanian New Leu	22
Credit Spread (CSO12)		Credit Spread (CSO12)
United States	341	United States	333
Supranational	–92	Germany	173
India	–78	Belgium	74
France	63	India	–38
Netherlands	–60	Poland	–38

1	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates. The figures include commodity risk in banking books.
2	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end
		2017		2016
amounts in EUR thousands		Corporate	Financial Institutions	Corporate	Financial Institutions
Credit Spread (CSO11)
Risk classes
1	(AAA)	–20	–233	–3	–48
2–4	(AA)	–5	–53	–21	26
5–7	(A)	–83	–87	13	–9
8–10	(BBB)	–127	–151	–126	–154
11–13	(BB)	–78	–90	–104	–88
14–16	(B)	–14	–2	0	–9
17–22	(CCC and NPL)	–4	–1	–1	–2
Not rated		0	0	1	1

Total		–331	–618	–241	–283

1	Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.

Funding and liquidity risk

Introduction

Funding and liquidity risk is the risk that ING Group or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. ING incorporates funding and liquidity management in its business strategy, applying a funding and liquidity risk framework in order to manage such risks within pre-defined limits. The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to ensure safe and sound operations under normal market circumstances and in times of stress.

Governance

Within ING, the EB and MBB, staff departments from the CRO and CFO domain, Capital Management and Bank Treasury have oversight of and are responsible for managing funding and liquidity risk.

ING Group Annual Report on Form 20-F 2017	F-184

Notes to the Consolidated financial statements - continued

Liquidity risk management within ING falls under the supervision of the ALCO function, which determines the liquidity risk (limit) framework and appetite after which this is cascaded down in the organisation. ING’s liquidity risk framework is based on the three lines of defence concept, whereby risk principles are implemented, monitored and controlled in conjunction with both first and second line functions within the bank.

Bank Treasury and Capital Management are 1st line of defence functions and its main funding and liquidity responsibilities are to manage ING’s (regulatory) liquidity and funding position. Bank Treasury together with Capital Management are ING’s primary contacts to the market for long and short term funding. In November 2017, it was approved to merge Bank Treasury and Capital Management into a new department named Group Treasury. This merge is expected to be completed by June 2018.

The 2nd line Financial Risk function is responsible for defining the governance with regard to funding and liquidity management and sets the standards for the funding and liquidity risk approach (identify, assess, control, monitor and report). Furthermore, it determines adequate policies and procedures for managing and monitoring liquidity risk and it checks compliance with guidelines and limits.

Funding & Liquidity Management Framework

The liquidity buffer ING holds is part of the counterbalancing capacity, i.e. the total of available sources and measures within ING to generate liquidity (including also limiting professional lending), and serves as a cushion for liquidity needs under normal and stressed conditions.

The size and composition of the Liquidity buffer depends on ING’s risk appetite and regulatory liquidity standards. In the buffer, only assets are included that are ‘unencumbered’ and freely available for liquidity purposes. Bank Treasury ensures functional management of all liquidity buffers within ING, both buffers at ING level and buffers at local business unit level.

The liquidity buffer is held as an insurance against a range of stress scenarios, covering the additional need for liquidity that may arise over a defined short period of time under stress conditions.

Stress testing allows ING to examine the effect of exceptional but plausible future events on the liquidity position of the bank and provides insight into which entities, business lines or portfolios are vulnerable to which type of risks and/or in which type of scenarios. In line with SREP and EBA guidance, ING’s liquidity position is stress tested on a monthly basis under a particular scenario that is a mix between a market event and an ING specific event. The outcomes of stress tests are evaluated and provide input to any follow-up on the need for additional contingency measures.

ING also monitors an internal net liquidity position metric, which is reported on a consolidated (bank) level for the main entities and split in euro and US Dollar. On a monthly basis ING reports the Liquidity Coverage Ratio (LCR) and an internally defined stress scenario related to a specific time-to-survive period. Additionally, on a quarterly basis, ING reports a number of internally defined stress scenarios related to specific time-to-survive periods as well as the Net Stable Funding Ratio (NSFR) which is reported based on EBA guidance.

Overall, (reverse) stress testing is an integral part of the liquidity and funding risk management framework and also serves as input for the contingency funding plan and risk appetite statements.

In the contingency funding plan, contingency liquidity risk is addressed which specifically relates to the organisation and planning of liquidity management in time of stress. The contingency funding plans are developed in line with the ING Recovery Plan and are tested on a regular basis, both centrally and at business unit level.

Liquidity risk appetite

ING Group’s liquidity risk appetite expresses the level of liquidity risk ING is willing to take in pursuit of its strategic objectives. The Liquidity Risk Appetite Statements (RAS) are aligned with the ING strategy and are allocated to the ING entities by way of limits. Where relevant the RAS are cascaded down to specific regional and local levels.

ING has defined the following funding and liquidity risk management risk appetite statements:

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

Funding and Liquidity approach

ING Group takes an integrated approach to assessing the adequacy of its funding and liquidity position in relation to its balance sheet profile and its operating environment, whilst taking into account the interests of its various stakeholders.

F-185	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The starting point for ING Group’s assessment of the adequacy of its liquidity position is the overall business strategy and the risk appetite i.e. the level of financial risk ING Group is willing to accept for growth and value creation, while maintaining a sound balance sheet. Other relevant factors are developments in the business environment and corresponding business opportunities and risk exposures as well as developments in the (future) regulatory framework. For example: ING Group takes into account the developments in applicable regulatory and accounting standards and the setting of MREL/TLAC requirements.

ING Group distinguishes several key drivers of – future – liquidity and funding needs:

•	The boundaries set by current and future regulatory requirements (EUR and USD);

•	The boundaries set by risk appetite statements (EUR and USD);

•	The findings from various stress tests;

•	The boundaries regarding the distribution and transferability of liquidity; and

•	Any funding/refinancing needs.

Based on all these perspectives ING Group assesses the current and future adequacy of its liquidity position and, if deemed necessary, takes steps to further improve the position. Aim is to ensure that ING Group has sufficient counterbalancing capacity.

Funding sources

In 2017, ING had readily access to a large variety of funding sources, both short term and long term. In the table below, the various funding sources are presented in the funding mix:

ING Bank Funding Mix
	2017	2016

Funding type
Retail deposits	51%	51%
Corporate & other deposits	22%	21%
Interbank (incl. central bank)	5%	5%
Lending/repurchase agreement	6%	5%
Public debt	14%	16%
Subordinated debt	2%	2%

Total	100%	100%

The funding mix remained well diversified. Retail deposits remained ING’s primary sources of funds and remained stable at 51% of the total funding mix per year end 2017. The Loan-to-Deposit ratio (excluding securities at amortised costs) remained stable at 1.05 per year end 2017.

Non-Financial Risk

Introduction

The Non-Financial Risk (NFR) function encompasses the Operational Risk, Information Risk, Corporate Security & Investigations and Compliance Risk management functions. Risk controls for these functional areas have been implemented by means of policies and minimum standards which apply to ING’s business processes in the divisions. There is an infrastructure in place enabling management to track events and non-financial risk issues. ING has a system of internal controls, that is reviewed and updated periodically and as necessary. ING’s goal is to create an environment of continuous improvement in managing non-financial risks.

ING believes that an effective control environment is essential to build and maintain sustainable businesses, and preserves and enhances the trust of its customers, employees and shareholders. The Orange Code sets the foundation for the high ethical standards ING expects from all its employees, business activities and partners. The Orange Code is a manifesto that describes our way of working. It is comprised of ING Values, requiring all staff to act with integrity, whilst being honest, prudent and responsible—and the ING Behaviours—our way of being that makes us different from the rest.

Governance

The Head of Corporate Operational Risk Management (CORM), Corporate Information Risk Management (CIRM), Corporate Security & Investigations (CSI) and Corporate Compliance Risk Management (CCRM) report to the Chief Compliance Officer (CCO)/Head of Non-Financial Risk (NFR) and are jointly responsible for developing the framework of non-financial risk policies and standards within ING and for monitoring the adherence to and quality of non-financial risk management in the business.

The Chief Compliance Officer (CCO) is the Head of the Compliance Risk Management function. This is an independent function responsible for developing and establishing the Bank-wide policies and minimum standards for managing compliance risks. The CCO assists and supports the EB and MBB in managing ING’s compliance risks and control framework. The CCO is a permanent participant of the Risk Committee of the Supervisory Board and meets regularly with its Chairman.

ING Group Annual Report on Form 20-F 2017	F-186

Notes to the Consolidated financial statements - continued

Non-Financial Risk Committees (NFRCs) and Management Teams (MTs) manage, measure and monitor operational, information and compliance risks. The Bank NFRC is the primary approval and oversight committee for non-financial risk matters. Additionally NFRCs exist at Division and/or Entity level providing input to the Bank NFRC. They are chaired by the first line of defence with the purpose to steer the risk management activities of the first and second lines of defence in their scope. Non-financial risk topics are an integral part of the agenda of regular MTs at various levels in the organisation.

The NFR function uses a layered functional approach within divisions to support a systematic and consistent implementation of the framework of policies and minimum standards within ING. To avoid potential conflicts of interests, it is imperative that staff in this function are independent and objective when advising business management on non-financial risk matters in their business unit or business line. To facilitate this, a functional reporting line to the next higher level within Operational Risk Management (ORM), Information Risk Management (IRM) and Compliance is in place. The functional reporting line has clear accountabilities with regard to objectives setting, remuneration, performance management and appointment of new staff as well as obligations to veto and escalate.

Framework

Non-financial risk is the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems; a failure to comply with laws, regulations and standards; or external events. ING has a framework for non-financial risks that supports and governs the process of identifying, measuring, mitigating, monitoring and reporting non-financial risks. It reflects the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

Processes aims at identifying key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed and precedes a risk assessment. Different techniques for event identification exist within ING, e.g. Risk & Control Self-Assessments, scenario analysis, external events inventories, internal events analyses (e.g. lessons learned based on information from event reporting), business environment assessment and monitoring .

Risk & Control Self-Assessment

Identification and assessment (RCSA) of non-financial risks inherent to ING products, activities, people, processes and systems provide management with an understanding of the operational risk profile. Based on the identification and assessment, internal controls are designed for mitigation of risks to remain within the risk appetite.

Business Environment Assessment

The Business Environment Assessment (BEA) assesses internal control factors and external factors that could influence the internal and external operating environment in the future, and which may lead to unacceptable operational risk exposure and endanger achieving our strategic objectives.

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

Internal events analyses

Analysis of internal non-financial loss data assists in identifying, quantifying, mitigating and monitoring operational risk exposure. It provides insight into causes and effectiveness of associated controls. Supporting the creation and sharing of Lessons Learned for significant internal events is one of the means by which NFR enhances the internal control framework of ING.

External events inventories

External non-financial loss data provides valuable information about the losses experienced by other businesses, and assists ING to quantify its exposure to risk events that have not been experienced internally.

Business units and departments perform regular monitoring activities, BEAs and Risk & Control Self-Assessments (RCSAs) to identify and assess risks. These are conducted with involvement of the business and their ORM, IRM, Compliance and/or Legal departments. Based on the results of the risk assessment, response measures must be determined for the identified risks beyond the risk appetite.

Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through ING’s central risk management system.

F-187	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The risk appetite (defined as the acceptable and authorised maximum level of risk) is set by the Supervisory Board based on a proposal made by the Bank NFRC and approved by the EB and MBB. Adherence to this risk appetite is monitored quarterly through the NFR Dashboard which reports the key non-financial risk exposures. The NFR Dashboard provides management at country, divisional and bank level with an overview of key risks within the non-financial risk areas including compliance risks, information security risks, continuity risks, control & processing risks, fraud, unauthorised activities risks, and personal and physical security risks, enabling management to focus and set priorities.

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of non-financial risk throughout ING to safeguard that ING stays in control of its current and future non-financial risks.

The Non-Financial Risk (NFR) reporting deliverables consist primarily of the quarterly Non-Financial Risk Dashboard (NFRD) report and a monthly NFRD booklet. The iRisk tool (Governance, Risk & Compliance solution) serves as the single source of truth for NFR information and supports the three lines of Defence in their Risk Management and Reporting activities.

Advanced Measurement Approach (AMA)

ING has an Operational Risk Capital model in place in which the risk profile is closely tailored to its internal risk profile and its divisions, by using scenario data for capturing severe unlikely risks and internal loss and RCSA data for capturing day-to-day risks. The business has a leading role in assessing scenario severities, with the ORM function validating and challenging the results. The internal data are combined with external loss data (ORX) in the AMA capital calculation. Since April 2013, ING is allowed to use its AMA model for regulatory supervision purposes. ING reports the regulatory capital numbers on a quarterly basis. The AMA capital requirement per the end of 2017 amounts to EUR 3,207 million, compared to EUR 3,242 million per 2016 year-end.

Risk mitigations

ING is currently not using any insurance or risk transfer mechanisms for the mitigation of risk in the context of the AMA capital calculation.

Operational risk

Definition

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

Risk categories

ING categorises operational risks in a number of risk areas:

•	Information (Technology) risk is the risk of financial loss, regulatory sanctions or reputational damage due to breaches of confidentiality, integrity or availability within business processes or information or lack of information quality;

•	Continuity risk is the risk of financial loss, regulatory sanctions or reputational damage due to business disruptions (loss of people, processes, systems, data, premises);

•	Control and processing risk are the risks of financial loss, regulatory sanctions or reputational damage due to ineffective organisation structures and governance procedures (including unclear roles and responsibilities and inadequate reporting structure), failed (transaction) processing (input, execution, output) or failing process management; monitoring and enforcement of risk mitigating measures; and risk culture;

•	Internal fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by employees (incl. temporary workers, third party contractors, internships and consultants) who intend to deceitfully or unlawfully benefit themselves or others;

•	External fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by external parties (clients, potential clients or other third parties, including vendors and outside agencies) who intend to deceitfully or unlawfully benefit themselves or others;

•	Unauthorised activity risk is the risk of financial loss, regulatory sanctions or reputational damage due to employees performing outside the normal course of their business, intentionally giving unauthorised approvals or overstepping of their authority;

•	Personal and physical security risk is the risk of financial loss, regulatory sanctions or reputational damage due to criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might have an impact on ING organisation’s confidentiality, integrity or availability; and

•	Employment practice risk is the risk of financial loss, regulatory sanctions or reputational damage due to acts inconsistent with employment, health and/or safety laws, regulations or agreements, from payment of personal injury claims, or from diversity /discrimination events.

ING Group Annual Report on Form 20-F 2017	F-188

Notes to the Consolidated financial statements - continued

Operational risk includes the related risk of reputation loss, as well as legal risk; strategic risks are not included. Reputational risk is defined as the possibility that adverse publicity regarding ING’s business practices and associations, whether accurate or not, will cause a loss of confidence in the integrity of ING. Reputational risk is multidimensional and reflects the perception of other market participants, like customers, counterparties, shareholders, investors or regulators that can adversely affect ING’s ability to maintain existing, or establish new, business relationships and continued access to sources of funding (e.g. through the interbank or securitisation markets).

Legal risk is defined as the risk related to (i) a failure (or perceived failure) to adhere to applicable laws, regulations and standards, (ii) contractual liabilities or contractual obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way, and (iii) liability (tort) towards third parties due to an act or omission contributable to ING (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.

Given the heavy reliance on IT systems in financial institutions, controls that monitor the various aspects of IT risk, such as integrity and confidentiality, are embedded in ING’s risk and control framework.

Main developments in 2017

Internal and external fraud

The risk of clients and ING staff being targeted by fraudsters using social engineering techniques to execute payments is still increasing and CxO impersonation fraud (criminals investigate the senior management structure of an organisation and target key positions) and invoice fraud remain significant threats. Efforts are undertaken to mitigate the risk such as creating awareness for customers and staff, and sharing of lessons learned across ING. ING stringently monitors both this type of fraud and new emerging fraud methodologies. In addition, ING is increasingly using innovative methods such as big data analytics to further strengthen its fraud resilience.

ING continues working on strengthening its global fraud resilience and to strengthen its control environment as fraudsters turn their interest to the end-user. Combining automated fraud detection tools that can be used for monitoring or early detection of fraudulent incoming and outgoing payments remains important in fraud prevention. These are used to further enhance an effective set of organisational controls.

Cybercrime

Cybercrime remains a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale.

Particularly threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and

Ransomware intensify worldwide. ING builds on its cybercrime resilience, further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are regularly re-assessed against existing and new threats.

ING also works on strengthening its global cybercrime resilience including strong collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

User Access Management (UAM)

User Access Management (UAM) is an important element of our control framework to mitigate unauthorized and / or inappropriate access to our data and information. The standards of controls on UAM are high and best practices illustrate that the trends are towards further increasing requirements, resulting in a updated set of UAM requirements in 2017. We have started compliance testing and identified control deficiencies related to UAM at an early stage in 2017. A dedicated central UAM team coordinated, assessed, monitored and tracked remediation efforts that resulted in early response and early mitigation of deficiencies due to increased focus by the MBB, senior management and ING staff. These ongoing global initiatives resulted in a significant improvement in 2017. In 2018, management continue to enhance the internal controls, mitigation and monitoring the progress of mitigation and remediation.

Compliance risk

Definition

Compliance risk is defined as the risk of impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss, due to a failure (or perceived failure) to comply with applicable laws, regulations and standards and the ING Values as part of the Orange Code. We aim to effectively manage compliance risks that could expose ING to reputational damage, fines, civil and criminal penalties, payment of damages, court orders and suspension or revocation of licenses that would adversely impact our customers, staff, shareholders and other stakeholders.

The Compliance Risk Management function established a compliance control framework in which controls are defined based on laws, regulations and standards that are part of the internal control framework of ING applicable to non-financial risks. To support management in mitigating compliance risks, the Bank Compliance Risk Management function trains and advices the business in

F-189	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

managing compliance risks related to e.g. money laundering, terrorist financing, sanction and export control compliance, conflicts of interests, misselling, corruption and protection of customers’ interests, Financial Account Tax Compliance Act (FATCA), Common Reporting Standard (CRS), and US withholding tax and information reporting regulations.

Risk categories

ING categorises compliance risk into four conduct-related integrity risk areas:

•	Client conduct refers to the compliance risks arising from the relationship with or generated by the conduct of our clients and/or business partners, like money laundering or terrorist financing. Those risks are generally defined within ING as Financial Economic Crimes (“FEC”). Furthermore, Client conduct refers to the compliance risks relating to FATCA, CRS, and US withholding tax and information reporting regulations;

•	Personal conduct refers to the compliance risks arising from the conduct of ING employees;

•	Financial Services conduct refers to the compliance risks arising from or generated by the conduct of ING when developing, marketing and/or selling products and services to its clients; and

•	Organisational conduct refers to the compliance risks arising from the way the Bank is organising itself to develop its activities. This category covers for instance the licences required to perform its regulated banking activities or the operating effectiveness of its information barriers.

Controls aiming to mitigate the compliance risks associated with the above mentioned risk areas are designed and applied to the day-to-day processes in the bank. The effectiveness of the controls is tested periodically, and senior management has responsibility that their processes are compliant with applicable laws and regulations, ING’s internal policies and the Orange Code.

In cases where an employee of ING suspects an actual or suspected irregularity or misconduct within ING that leads or could lead to a violation of ING Orange Code, any ING policy and/or any law, regulation or code, this can be reported anonymously in     line with the Whistle-blower Policy, via internal or external channels next to normal reporting channels.

Financial Economic Crime (FEC) Policy and Minimum Standards

The FEC Policy and Minimum Standards reflect relevant national and international laws, regulations and industry standards. The FEC Policy is mandatory and applies to all ING entities, majority owned ING business, businesses under management control, staff departments, product lines and to all client engagements and transactions.

Management of ING entities maintain local procedures aiming at enabling them to comply with local laws, regulations and the FEC Policy and Minimum Standards. Where local laws and regulations are more stringent, the local laws and regulations are applied. Likewise the FEC Policy and Minimum Standards prevail when the standards therein are stricter than stipulated in local laws and regulations and if not specifically forbidden.

The FEC Policy and Minimum Standards set the requirements for all ING entities to guard against any involvement in criminal activity. The requirements in the FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING as Ultra High Risk Countries (UHRC).

As a result of frequent evaluation of the businesses from economic, strategic and risk perspective ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are Cuba, Iran, North Korea, Sudan and Syria. Each of these countries is subject to EU and/or US sanctions regimes. Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.

Also in 2017, the Ukraine-related sanctions as imposed earlier by both the US (including further extensions of the scope have been imposed by the US) and the EU remained in force. Those sanctions restrict amongst others the dealing in specific (financial) products with certain named parties. Management of ING entities use their existing control framework to remain compliant. Newly imposed sanctions on Venezuela also include restrictions on financing Venezuelan government owned entities.

Main developments in 2017

Regulatory developments

Compliance with applicable laws and regulations is resource-intensive. Banks continue to be faced with new and increasingly onerous regulatory requirements, and we expect the scope and extent of regulations in the jurisdictions in which we operate to generally increase further.

ING Group Annual Report on Form 20-F 2017	F-190

Notes to the Consolidated financial statements - continued

Regulation is becoming increasingly more extensive and complex. A recent example is the implementation of the Common Reporting Standard (CRS), which like FATCA requires financial institutions to report detailed client-related information to the competent authorities. Customer due diligence (CDD) and transaction monitoring impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering , terrorist financing, and fraud.

Despite our efforts to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations are unclear, subject to multiple interpretations or under development, are in conflict with each other, or where regulators revise their guidance or courts set new legal standards. Meeting all these requirements within the strict timelines that are set poses a significant operational challenge for banks. Implementing the necessary processes and procedures to effectively comply has significant implications for IT systems and data, while people who have the necessary knowledge and skills are scarce.

4th AML Directive

The 4th AML Directive, as issued by the European Union, has been incorporated into the update of the ING Financial Economic Crime Policy and Minimum Standards. The main changes in this Directive (compared to the 3rd AML Directive) are related to: the establishment of an Ultimate Beneficial Owner (UBO) register (at national level with the potential to share the information within the European Economic Area (EEA)) and a stronger approach towards the application of due diligence on ING’s customers. The implementation date of the Directive was 26 June 2017. The implementation of the directive into Dutch law was expected in July 2017, but has been delayed, probably until early 2018. ING started to implement several KYC enhancements in 2017.

On 5 July 2016 the European Commission presented a new proposal for a Directive amending the 4th AML Directive (so called 5th AML Directive). The aim of the proposal is to tackle new means of terrorist financing, increase transparency to combat money laundering and help strengthen the fight against tax avoidance. On 8 June 2017, the EU Council adopted its position on the proposed Directive. The Council and the Parliament will enter into negotiations on the final text as soon as the latter has decided on its position.

In addition, the European Supervisory Authorities (ESAs) issued their final Guidelines on risk factors on 26 June 2017, which will become applicable by 26 June 2018. These Guidelines promote a common understanding of the risk-based approach to AML/CFT and set out how it should be applied in the context of the 4th EU AML Directive. Furthermore, on 22 September 2017 the ESAs also issued their final Guidelines to prevent the abuse of funds transfers for terrorist financing and money laundering purposes. These guidelines will apply from six months after the date on which they are issued.

A bank-wide programme has been launched in the area of Know Your Customer (KYC). Its objective is twofold : (i) to enhance the information the bank is required to maintain about its clients, in line with the additional requirements stemming from the 4th Anti-Money Laundering directive, and (ii) to address the areas for improvement that have been identified about the effectiveness of the control framework applicable to the Financial Economic Crime domain, especially with respect to its Client Activity Monitoring capabilities and the integrated risk profiles of the clients. The programme aims to develop solutions of a structural nature to support a compliant-by-design approach. Other client-related policies are in scope of the KYC programme (e.g. FATCA, CRS). The programme is expected to run till end of 2020. With respect to specific proceedings, see Note 45 ‘Legal proceedings’ to the consolidated annual accounts.

Financial Account Tax Compliance Act (FATCA)

Under provisions of US tax law commonly referred to as FATCA, non-US financial institutions are required to provide certain information on their US account holders and/or certain U.S. investors to the US Internal Revenue Service (“IRS”). A 30% withholding tax will be imposed on ‘withholdable payments’ made to non-compliant non-US financial institutions. The Group intends to take all necessary steps to comply with FATCA and other US withholding tax regulations. ING is for example updating and strengthening its withholding compliance programme and reviewing, amending and filing the necessary tax returns and information reports.

Many countries, including the Netherlands, have entered into agreements (‘intergovernmental agreements’ or ‘IGAs’) with the US to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs often require financial institutions in those countries to report information on their US account holders to the taxing authorities of those countries, who then passes the information to the IRS.

If the Group cannot rely on IGA or satisfy the requirements, certain payments to the Group may be subject to withholding under FATCA. Certain payments may also be subject to other US withholding tax regulations. The possibility of such withholding and the need for account holders and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, compliance with the terms of such IGAs and with FATCA, any regulations or other guidance promulgated thereunder, or any legislation promulgated under an IGA, and offering products that generate ‘withholdable payments’, may substantially increase the Group’s compliance costs. Failure to comply with FATCA and other US withholding tax regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

F-191	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

In 2017, FATCA Policy ownership (including advisory and monitoring) transferred from Corporate Tax to Corporate Compliance. Also in 2017, ING issued a new, comprehensive policy which addresses the compliance requirements for withholding US taxes from our customers, remitting the tax to the US Internal Revenue Service (‘IRS’), and annually providing our customers and the IRS with summary reports of payments made and taxes withheld.

Common Reporting Standard (CRS)

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. CRS requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As 10 November 2017, 96 jurisdictions (‘signatory countries’), including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to CRS. The majority of countries where ING has a presence have committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for approximately half of the signatory countries) was executed in 2017. Other signatory countries commence their information exchange in 2018.

Non-Financial Risk Awareness & Learning

Promoting Integrity Programme

The Promoting Integrity Programme was started in 2010 and is a programme consisting of e-learning modules on key bank-wide topics that can be followed-up with dialogue sessions in which managers discuss the issues raised with their teams. The programme is sponsored by board members and senior managers and is created for the benefit of every employee in every part of ING to enhance the understanding of how their actions and behaviour can help earn and retain customer and stakeholder trust. In 2017, Integrity led behaviour was addressed by means of the mandatory PIP e-learning ‘ING Values: Integrity in practice’ which was rolled out globally.

Compliance Forum ING

In 2017, Compliance Risk Management developed a Compliance Forum for Compliance Officers within ING worldwide. This forum is about building expertise and sharing experience. The focus is on regulatory developments, innovation and the future of compliance – what compliance officers can do to Think Forward. Participants are engaged in lively discussions on current topics, take part in workshops and plenary sessions to experience and develop the new ways of working within ING. Participants can connect with colleagues from across the globe and share knowledge and views on the compliance function of the future. Part of the Compliance community was trained in 2017 and in 2018 the remainder will be trained.

Compliance Risk Culture Monitoring

The Compliance Risk Management function enhanced its control framework by assessing the operation of soft controls in relation to compliance risks in addition to hard controls. The aim of Compliance Risk Culture Monitoring is to assess the risks that might influence the conduct and risk culture, promoting the individual integrity of the employees and enhancing the overall culture that is led by integrity.

Business Risk

Introduction

Business Risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins as well as expenses. It is the risk inherent to strategy decisions and internal efficiency. Business risk capital is calculated via the variance-covariance methodology for expense risk, covering the risk that expenses will deviate from the expected expenses over the horizon of the relevant activities. This risk primarily relates to the (in)flexibility to adjust expenses, when that is needed. Expense risk only concerns non-financial expenses (e.g. staff and IT expenses); financial expenses are not in scope.

Governance and risk management

The governance and management of Business Risk differs from the risk types that have been described in the sections before. In the course of 2017 ING has developed explicit risk appetite statements regarding business risk, focusing on earnings stability and diversification of the business mix, as avoiding to put all eggs in one basket reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. Furthermore, the underlying risk types (expense risk and volume-margin risk) are also mitigated and managed in a different way. Expense risk is monitored and managed via the financial performance of the bank and the local units, whereby the reported expense numbers are compared on a quarterly basis with the 2020 Ambition of having a cost/income ratio between 50% and 52%. Deviations from this ambition are monitored as part of the financial projections that are discussed continuously within different parts of the organisation.

ING Group Annual Report on Form 20-F 2017	F-192

Notes to the Consolidated financial statements - continued

2.2.2 Capital management section

Objectives

ING Group Capital Management (Capital Management) is responsible for the adequate capitalisation given regulatory constraints of ING Group and ING Bank entities at all times in order to manage the risk associated with ING’s business activities. This involves not only the management, planning and allocation of capital within ING Group, ING Bank and its various entities, but also the necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and its operating environment. This implies taking into account the interests of its various stakeholders. Capital Management takes into account the metrics and requirements of regulators, rating agencies and internal risk based boundaries such as defined in the Risk Appetite Framework.

ING applies the following main capital definitions:

•	Common equity Tier 1 capital, Tier 1 capital and Total capital – Common equity Tier 1 capital is defined as shareholders’ equity less regulatory adjustments. Common equity Tier 1 capital including Additional Tier 1 (hybrid) securities and other regulatory adjustments is defined as Tier 1 capital. Total Capital is Tier 1 capital including subordinated Tier 2 liabilities and regulatory adjustments. Common equity Tier 1, Tier 1 and Total capital divided by risk-weighted assets equal the Common equity Tier 1, Tier 1 and Total capital ratios respectively. Common equity Tier 1 capital is equal to Tier 1 capital excluding Additional Tier 1 (hybrid) capital;

•	Common equity Tier 1 Risk Appetite – the solvency risk appetite statement is not only compared to the actual reported level, but also includes the potential impact of a standardised and deterministic 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon) as described in the Risk Management section;

•	Overall Capital Requirement (OCR). The OCR means that ING’s own funds exceeds the sum of the total SREP capital requirement (wherein per risk type the maximum is taken of Regulatory and Economic Capital requirements), capital buffer requirements and macro-prudential requirements.

Developments

The capital position further strengthened in 2017 reflecting strong profitability based on core lending growth but with a lower risk weight and complemented with further optimisation of the capital structure. At both consolidated and entity level, ING has sufficient buffers to withstand certain adverse scenarios without breaching currently applicable and possible future requirements.

In 2017, a total of USD 2.1 billion grandfathered additional Tier 1 instruments were redeemed. ING Groep NV did not issue additional Tier 1 instruments during the year. In 2017, EUR 1.0 billion ING Bank Tier 2 bonds were exchanged for ING Group Tier 2 notes at similar terms. In addition, ING Groep NV issued EUR 1.8 billion of Tier 2 bonds and EUR 0.4 billion of Tier 2 private placements in Japanese Yen and USD.

To support orderly resolution, ING is required to meet minimum requirements for own funds and eligible liabilities (MREL). In addition, ING as a Global Systemically Important Bank (G-SIB) needs to comply with the total loss absorption capacity (TLAC) proposal published by the Financial Stability Board (FSB) in November 2015. The TLAC standard is being incorporated in the proposed Capital Requirements Directive and Bank Recovery and Resolution Directive revision. This legislation is not yet finalised. To improve the loss absorbing capacity for TLAC/MREL regulations ING Groep NV issued EUR 5.6 billion of senior HoldCo debt in 2017.

The transitional (phased-in) common equity Tier 1 requirement that ING Group had to meet on a consolidated basis was set at 9.02% in 2017. This requirement is the sum of a 4.5% Pillar 1 requirement, a 1.75% Pillar 2 requirement, a 1.25% Capital Conservation Buffer (CCB), a 0.02% Countercyclical Buffer and the 1.50% Systemic Risk Buffer which has been set separately for Dutch systemic banks by the Dutch Central Bank (De Nederlandsche Bank). This requirement excludes Pillar 2 guidance, which is not disclosed. The CCB and the Systematic Risk Buffer (SRB) are scheduled to phase-in to 2.5% and 3.0% respectively by 1 January 2019 respectively.

For 2018, the transitional (phased-in) SREP common equity Tier 1 requirement will be 10.43% . This requirement consists of a 4.5% Pillar 1 requirement, a 1.75% Pillar 2 requirement, a 1.875% CCB, countercyclical buffer of 0.06% (based on December 2017 positions) and the 2.25% SRB. This excludes Pillar 2 guidance, which is not disclosed.

Consequently, Maximum Distributable Amount (MDA) trigger level is expected to rise from 9.0% in 2017 to 10.4% in 2018 and 11.8% in 2019 and assumes a stable Pillar 2 requirement. In the event that ING Group breaches the MDA level it may face restrictions to pay dividends, coupons on AT1 instruments and bonuses.

ING Group continues to maintain a strong and high quality capital level, with a phased-in common equity Tier 1 ratio and a fully-loaded common equity Tier 1 ratio of 14.7% as at 31 December 2017, thereby ING is in compliance with the current fully-loaded requirement of 11.8%, assuming all capital buffers remain stable.

.

F-193	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

The phased-in and fully-loaded Group Tier 1 ratio (including grandfathered securities) as at 31 December 2017 respectively decreased from 16.3% to 16.2% and 16.6% to 16.4% . The phased and fully-loaded total capital ratio (including grandfathered securities) of ING Groep NV respectively decreased from 19.3% to 18.5% and 19.7% to 19.1% .

Capital ratios now reflects the impact of the interpretation of the EBA Q&A published on 3 November 2017. This Q&A relates to externally placed own funds from a subsidiary in conjunction with the availability to absorb losses at the consolidated level. Impact will mostly disappear in the coming years as ING Group going forward will be the issuing entity for all new capital instruments.

At the end of January 2017, the Single Resolution Board informed ING that it supports the designation of ING Group as the single point of entry for resolution purposes. Henceforth, ING Group will be the issuing entity for all TLAC/ MREL eligible debt consisting of additional Tier 1, Tier 2 and senior unsecured debt. The Single Resolution Board has not yet set legally binding MREL requirements. Any potential (higher) shortfall related to legally binding MREL requirements, new regulatory initiatives and balance sheet growth will be met with additional Group issuance.

G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, the TLAC term sheet requires ING to meet a minimum TLAC requirement including buffer requirements of at least 21.5% of the resolution group’s risk-weighted assets (TLAC RWA Minimum) as from 1 January 2019 and at least 23.5% as from 1 January 2022. Also minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum) as from 1 January 2019, and at least 6.75% as from 1 January 2022. No buffer requirements will come on top of the leverage requirement.

ING Bank NV continues to maintain a strong and high quality capital level, with a fully-loaded common equity Tier 1 ratio and a phased-in common equity Tier 1 ratio of 13.1%, thereby complying with CRR/CRD IV solvency requirements. ING Bank NV paid EUR 3.2 billion of dividend to ING Group in 2017. The fully loaded in Tier 1 ratios (including grandfathered securities) remained stable at 14.7%, while the phased-in Tier 1 ratio (including grandfathered securities) increased form 14.4% to 14.6%, primarily reflecting developments in ING Bank’s common equity Tier 1 ratio. The Banks’s fully loaded and phased in total capital ratio (including grandfathered securities) respectively increased from 17.8% to 18.3% and 17.4% to 18.2% .

Dividend

ING Group’s dividend policy aims to pay a progressive dividend that will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cash dividend of EUR 2.6 billion, or EUR 0.67 per ordinary share, over the financial year 2017. This is subject to the approval of shareholders at the Annual General Meeting in April 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2017, the final dividend will amount to EUR 0.43 per ordinary share and will be paid fully in cash. The total amount of EUR 1.7 billion is completely covered by the remaining balance of ‘interim profits not included in CET1 capital’ at year-end 2017.

Policies

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For the Capital Treasury there are additional policies and limits that guide the management of the balance sheets and the execution of capital market transactions.

Processes for managing capital

Besides measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group and ING Bank and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process. Following the annual budgeting process, each year a capital plan is prepared for the Group as a whole and each of its material businesses. This plan is updated on a quarterly basis and is assessed to what extent additional management actions are required. At all times maintaining sufficient financial flexibility should be preserved to meet important financial objectives. At the foundation of the capital plan are ING’s risk appetite statements that determine target setting. These constraints are being cascaded to the different businesses in line with our risk management strategy.

Stress testing is an integral component of ING’s risk and capital management framework. It allows us to (i) assess potential vulnerabilities in our businesses, business model or portfolios; (ii) understand the sensitivities of the core assumptions in our strategic and capital plans; and (iii) improve decision-making through balancing risk and return. In addition to internal stress test scenarios reflecting the outcomes of the annual risk assessment, ING also participates in regulatory stress test exercises. ING participated in the 2017 EU-wide stress test that the ECB conducted in order to assess the sensitivity towards Interest Rate Risk in the Banking Book.

ING Group Annual Report on Form 20-F 2017	F-194

Notes to the Consolidated financial statements - continued

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased-in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2017 rules. ING reports these metrics for ING Group and ING Bank. During 2017, ING Group and ING Bank were adequately capitalised.

ING Group capital position
	(fully-loaded)		(phased-in)
	2017	2016	2017	2016
Shareholders’ equity	48,429	47,257	48,429	47,257
Differences IFRS-IASB and IFRS-EU1	1,977	2,536	1,977	2,536
– Interim profit not included in CET1 capital[2]	–1,670	–1,629	–1,670	–1,629
– Other adjustments	–3,186	–3,596	–3,154	–3,698

Regulatory adjustments	–4,856	–5,225	–4,825	–5,327

Available common equity Tier 1 capital	45,550	44,568	45,581	44,466
Additional Tier 1 securities[3]	5,137	7,706	5,137	7,706
Regulatory adjustments additional Tier 1	42	0	–393	–809

Available Tier 1 capital	50,729	52,274	50,326	51,364
Supplementary capital Tier 2 bonds[4]	11,086	9,488	11,086	9,488
Regulatory adjustments Tier 2	–2,517	109	–4,001	–86

Available Total capital[5]	59,298	61,871	57,410	60,765
Risk weighted assets	309,887	314,325	309,887	314,325
Common equity Tier 1 ratio	14.70%	14.18%	14.71%	14.15%
Tier 1 ratio	16.37%	16.63%	16.24%	16.34%

Total capital ratio	19.14%	19.68%	18.53%	19.33%

1	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
2	The interim profit not included in CET1 capital as per 31 December 2017 (EUR 1,670 million) includes EUR 44 million for 4Q2017 (YTD 4Q2017: EUR 2,603 million) minus a ING Group interim dividend payment of EUR 933 million, which was paid out in 3Q2017.
3	Including EUR 2,691 million which is CRR/CRD IV-compliant (4Q2016: EUR 3,052 million) and EUR 2,446 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2016: EUR 4,654 million).
4	Including EUR 8,995 million which is CRR/CRD IV-compliant (4Q2016: EUR 7,347 million), and EUR 2,091 million to be replaced (by Group instruments) as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2016: EUR 2,141 million).
5	Regulatory adjustments include the interpretation of the EBA Q&A published on 3 November 2017.

F-195	ING Group Annual Report on Form 20-F 2017

Notes to the Consolidated financial statements - continued

ING Bank NV capital position according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2017	2016	2017	2016
Shareholders’ equity	41,685	41,004	41,685	41,004
Differences IFRS-IASB and IFRS-EU1	1,977	2,536	1,977	2,536
Interim profit not included in CET1 capital	–44	–617	–44	–617
Other adjustments	–3,043	–3,548	–3,017	–3,661

Regulatory adjustments	–3,087	–4,165	–3,061	–4,278

Available common equity Tier 1 capital	40,576	39,375	40,602	39,262
Additional Tier 1 securities[2]	4,989	6,496	4,989	6,496
Regulatory adjustments additional Tier 1	53	0	–374	–798

Available Tier 1 capital	45,618	45,871	45,217	44,960
Supplementary capital Tier 2 bonds[3]	11,086	9,488	11,086	9,488
Regulatory adjustments Tier 2	47	109	–44	–86

Available Total capital	56,751	55,467	56,259	54,362
Risk weighted assets	309,287	312,086	309,287	312,086
Common equity Tier 1 ratio	13.12%	12.62%	13.13%	12.58%
Tier 1 ratio	14.75%	14.70%	14.62%	14.41%
Total capital ratio	18.35%	17.77%	18.19%	17.42%

[1]	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
[2]	Including EUR 3,123 million which is CRR/CRD IV-compliant (4Q2016 EUR 3,542 million), and EUR 1,866 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2016 EUR 2,954 million).
[3]	Including EUR 8,995 million which is CRR/CRD IV-compliant (4Q2016 EUR 7,347 million), and EUR 2,091 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2016 EUR 2,141 million).

Regulatory requirements

Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (Dutch Central Bank until 3 November 2014, the ECB thereafter) for supervisory purposes. In 2010, the Basel Committee on Banking Supervision issued new solvency and liquidity requirements, which superseded Basel II. The minimum requirements, excluding buffers, for the common equity Tier 1 ratio is 4.5%, the minimum Tier 1 requirement is 6% and the total capital ratio is 8% of all risk-weighted assets. Basel III requires Banks to hold a capital of at least 80% of the old Basel I requirements, which was 8% of the RWAs as calculated with the Basel I methodology. This Basel I floor has been extended until the end of 2017.

ICAAP/SREP process

On a yearly basis ING submits extensive documentation on the Internal Capital Adequacy Assessment Process (ICAAP) to its regulator as prescribed in the CRD IV frameworks. This documentation includes a description of ING’s internal capital models, its risk appetite framework, an asset quality analysis and a capital planning, both under normal circumstances and in certain stressed scenarios. This documentation is an important input for the regulator’s Supervisory Review and Evaluation Process (SREP) resulting in a letter to ING Management. The SREP is conducted by the ECB and examines on a regular basis ING’s internal models and processes. The regulatory 2017 guidance indicated that the minimum capital ratios ECB considers adequate for ING Group and ING Bank sufficiently covered by ING’s own capital standards.

ING Group Annual Report on Form 20-F 2017	F-196

Notes to the Consolidated financial statements - continued

Ratings
Main credit ratings of ING at 31 December 2017
	Standard & Poor’s		Moody’s		Fitch
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.
– long-term	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.
– long-term	A+	Stable	Aa3	Stable	A+	Stable
– short-term	A-1		P-1		F1

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

F-197	ING Group Annual Report on Form 20-F 2017

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

Telephone: +31 20 5639111

Internet: www.ing.com

Commercial Register of Amsterdam, no. 33231073.