Form 20-F
period 2018-12-31
ING GROEP NV
filed 2019-03-08
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018

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

Erwin Olijslager

Telephone: +31 20 576 5403

E-mail: Erwin.Olijslager@ing.com

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share Ordinary Shares, nominal value EUR 0.01 per Ordinary Share*	New York Stock Exchange New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
3.150% Fixed Rate Senior Notes due 2022	New York Stock Exchange
3.950% Fixed Rate Senior Notes due 2027	New York Stock Exchange
Floating Rate Senior Notes due 2022	New York Stock Exchange
Floating Rate Senior Notes due 2023	New York Stock Exchange
4.10% Fixed Rate Senior Notes due 2023	New York Stock Exchange
4.55% Fixed Rate Senior Notes due 2028	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2018 ING Group Annual Report on Form 20-F	1

Ordinary Shares, nominal value EUR 0.01 per Ordinary Share	3.891.728.800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer☒                    Accelerated filer☐                Non-accelerated filer☐

                                                                                                                Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2018 ING Group Annual Report on Form 20-F	2

Item	PART I

	PRESENTATION OF INFORMATION	4
	CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	6
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	8
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
3.	KEY INFORMATION	8
4.	INFORMATION ON THE COMPANY	39
4A.	UNRESOLVED STAFF COMMENTS	75
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	75
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	106
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	134
8.	FINANCIAL INFORMATION	136
9.	THE OFFER AND LISTING	137
10.	ADDITIONAL INFORMAT ION	138
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	154
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	154

	PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	159
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	159
15.	CONTROLS AND PROCEDURES	159
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	162
16B.	CODE OF ETHICS	162
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	163
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	164
16E.	PURCHASES OF REGISTERED EQUITY SERVICES BY THE ISSUER AND AFFILIATED PURCHASERS	164
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	165
16G.	CORPORATE GOVERNANCE	166
16H.	MINE SAFETY DISCLOSURE	167

	PART III

17.	FINANCIAL STATEMENTS	168
18.	FINANCIAL STATEMENTS	168

	ADDITIONAL INFORMATION

	SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS	172

2018 ING Group Annual Report on Form 20-F	3

PRESENTATION OF INFORMATION

In this Annual Report, and unless otherwise stated or the context otherwise dictates, references to "ING Groep N.V.", "ING Groep" and "ING Group" refer to ING Groep N.V. and references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.'s primary  banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, "ING Bank"). References to "Executive Board"  and "Supervisory Board" refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively.

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of EUR 1.00 = U.S. $ 1.1342, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 22 February 2019.

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

The published 2018 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).

IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.

2018 ING Group Annual Report on Form 20-F	4

Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’ equity and net result is included in Note 2.1.1 ‘Notes to the accounting policies’ to the consolidated financial statements.

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

2018 ING Group Annual Report on Form 20-F	5

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

•         changes in performance of financial markets, including developing markets,

•         potential consequences of the United Kingdom leaving the European Union or a break-up of the euro,

•         changes in the fiscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government,

•         potential consequences of a European sovereign debt crisis,

•         changes in the availability of, and costs associated with, sources of liquidity such as interbank funding,

•         changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness,

•         changes affecting interest rate levels,

•         inflation and deflation in our principal markets,

•         changes affecting currency exchange rates,

•         changes in investor and customer behavior,

•         changes in general competitive factors,

•         changes in or discontinuation of ‘benchmark’ indices,

•         changes in laws and regulations and the interpretation and application thereof,

•         changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6,

•         geopolitical risks, political instability and policies and actions of governmental and regulatory authorities,

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

•         changes in credit ratings,

•         the outcome of current and future legal and regulatory proceedings,

•         operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business,

•         risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy,

•         the inability to protect our intellectual property and infringement claims by third parties,

•         the inability to retain key personnel,

•         business, operational, regulatory, reputation and other risks in connection with climate change,

•         ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programs and

•         the other risks and uncertainties detailed in “Item 3. Key Information – Risk Factors” in this Annual Report on Form 20-F and our filings with the SEC which are available on the SEC’s website at http://www.sec.gov.

2018 ING Group Annual Report on Form 20-F	6

•         ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the filing of this Annual Report on Form 20-F or that any information found at such websites will not change following the filing of this Annual Report on Form 20-F.

Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

2018 ING Group Annual Report on Form 20-F	7

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

2018 ING Group Annual Report on Form 20-F	8

IFRS-IASB Consolidated Income Statement Data

for the years ended 31 December	2018	2018	2017	2016	2015	2014
In millions except amounts per share	US$	EUR	EUR	EUR	EUR	EUR
Continuing operations
Interest income	31,471	27,747	43,890	44,182	46,321	48,169
Interest expense	15,637	13,787	30,243	30,941	33,760	35,865
Net interest result	15,833	13,960	13,647	13,241	12,561	12,304
Net fee and commission income	3,173	2,798	2,710	2,433	2,318	2,293
Other income	1,776	1,566	2,233	2,228	3,128	617
Total income	20,783	18,324	18,590	17,902	18,007	15,214
Addition to loan loss provision	744	656	676	974	1,347	1,594
Operating expenses	12,116	10,682	9,829	10,614	9,326	10,259
Total expenses	12,860	11,338	10,505	11,588	10,673	11,853
Result before tax from continuing operations	7,924	6,986	8,085	6,314	7,334	3,361
Taxation	2,400	2,116	2,539	1,705	1,924	859
Net result from continuing operations	5,522	4,869	5,546	4,609	5,410	2,502
Net result from discontinued operations	0	0	0	441	–76	–1,375

Net result attributable to Non-controlling interests	122	108	82	75	408	164
Net result ING Group IFRS-IASB attributable to Equityholders of the parent	5,400	4,761	5,464	4,975	4,926	963

Addition to shareholders’ equity	2,399	2,115	2,861	2,415	2,411	493
Dividend	3,001	2,646	2,603	2,560	2,515	470
Basic earnings per Ordinary Share	1.38	1.22	1.41	1.28	1.27	0.25
Diluted earnings per Ordinary Share	1.38	1.22	1.41	1.28	1.27	0.25
Dividend per Ordinary Share	0.77	0.68	0.67	0.66	0.65	0.12
Number of Ordinary Shares outstanding in the market (in millions)	3,891.7	3,891.7	3,884.8	3,877.9	3,868.7	3,854.6

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.1342 to EUR 1.00, the Noon Buying Rate in New York City on 22 February 2019 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements. ING Group decided not to restate comparative periods as permitted by IFRS 9. Reference is made to Note 1 'Accounting policies' for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.

The 2016 and prior years results of NN Group and Voya have been transferred to “Result from discontinued operations”. For details on Discontinued operations, see Note 29 of Note 2.1 to the consolidated financial statements.

Dividend reported is the amount declared over the year.

2018 ING Group Annual Report on Form 20-F	9

Basic earnings per share amounts have been calculated based on the weighted average number of ordinary shares of ING Groep N.V. (“Ordinary Shares”) outstanding during the relevant period. For purposes of this calculation, Ordinary Shares held by Group companies are deducted from the total number of Ordinary Shares in issue. The effect of dilutive securities is also adjusted.

IFRS-IASB Consolidated Balance Sheet Data

as at 31 December	2018	2018	2017	2016	2015	2014
In billions except amounts per share or otherwise indicated	US$	EUR	EUR	EUR	EUR	EUR
Total assets	1,003.3	884.6	843.9	842.2	1,002.3	1,174.8
Financial assets at fair value through profit or loss	136.7	120.5	123.2	122.1	138.0	144.1
Loans and advances to customers	668.8	589.7	571.9	560.2	696.9	698.2
Savings accounts	366.0	322.7	319.7	315.7	305.9	295.5
Other deposits and funds	264.3	233.0	220.1	207.2	358.3	374.1
Customer deposits	630.3	555.7	539.8	522.9	664.2	669.7
Deposits from banks	42.3	37.3	36.8	32.0	33.8	30.0
Shareholders' equity	55.6	49.0	48.4	47.3	45.0	47.6
Non-voting equity securities
Shareholders' equity per ordinary share oustanding	14.30	12.61	12.47	12.2	11.6	12.4
Number of Ordinary shares outstanding (in millions)	3,890.6	3,890.6	3,885.8	3,878.5	3,870.2	3,858.9

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.1342 to EUR 1.00, the Noon Buying Rate in New York City on 22 February 2019 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. Loans and advances to customers and Customer deposits, as at 31 December 2015 and 2014, are adjusted as a result.

The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9. ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively as of 1 January 2018 by adjusting the opening balance sheet and opening equity at 1 January 2018. ING Group decided not to restate comparative periods as permitted by IFRS 9. Reference is made to Note 1 'Accounting policies' for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.

Shareholders’ equity per ordinary share amounts have been calculated based on the number of Ordinary Shares outstanding in the market at the end of the respective periods.

B.         Capitalization and indebtedness

This item does not apply to annual reports on Form 20-F.

C.         Reasons for the offer and use of proceeds

This item does not apply to annual reports on Form 20-F.

2018 ING Group Annual Report on Form 20-F	10

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

Risks related to financial conditions, market environment and general economic trends

Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. In particular, we are exposed to financial, economic, market and political conditions in Germany and the Benelux countries, from which we derive a significant portion of our revenues. In an economic downturn characterised by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending, the demand for banking products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders’ equity. We also offer a number of financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads.

See also ‘—Interest rate volatility and other interest rate changes may adversely affect our profitability’, ‘—Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’, and ‘—Market conditions, including those observed over the past few years, may increase the risk of loans being impaired’ below.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:

•         reserve and provisions inadequacies, which could ultimately be realised through profit and loss and shareholders’ equity;

•         the write-down of tax assets impacting net results and/or equity;

•         impairment expenses related to goodwill and other intangible assets, impacting net result;

•         movements in risk weighted assets for the determination of required capital;

•         changes in credit valuation adjustments and debt valuation adjustments; and/or

2018 ING Group Annual Report on Form 20-F	11

•         additional costs related to maintenance of higher liquidity buffers and/or collateral placements.

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies and changes in the regulatory environment in which we operate have in the past had and may in the future have a material adverse impact on shareholders’ equity and net result, including as a result of the potential consequences listed above. See ‘—Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations’ and ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions, the application of such laws and/or regulations or non-compliance with such laws and/or regulations governing our business may reduce our profitability’ below.

Continued risk of resurgence of turbulence and ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

General

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. In Europe, there are continuing concerns over weaker economic conditions, as well as concerns in relation to European sovereign debt, the uncertain outcome of the negotiations between the UK and the EU following the UK referendum on EU membership, increasing political instability, levels of unemployment, the availability and cost of credit, credit spreads, and the end of quantitative easing within the Eurozone through bond repurchases and the ECB’s targeted longer-term refinancing operation (‘TLTRO’). In the United States, political uncertainty (including the recent US government shutdown), US national debt levels and changes in US trade and foreign investment policies (including tensions with China) may result in adverse economic developments. In addition, geopolitical issues, including with respect to the Middle East, Russia/Ukraine and North Korea may all contribute to adverse developments in the global capital markets and the economy generally.

Adverse developments in the market have included, for example, decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default for fixed income securities. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also continued to experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including high levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio.

There is also continued uncertainty over the long-term outlook for the fiscal position and the future economic performance of the US within the global economy and potential future budgetary restrictions in the US, with a corresponding perceived risk of a future sovereign credit ratings downgrade of the US government, including the rating of US Treasury securities. A downgrade of US Treasury securities could also impact the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the US government. US Treasury securities and other US government-linked securities are key assets on the balance sheets of many financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the US government or a default by the US government on its debt obligations would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group’s business and operations.

2018 ING Group Annual Report on Form 20-F	12

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

In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Historically these factors have resulted in, among other things, valuation and impairment issues in connection with our exposures to European sovereign debt and other investments.

Any of these general developments in global financial and political conditions could negatively impact to our shareholders’ equity, solvency position, liquidity, financial condition or profit and loss accounts in future periods.

European sovereign debt crisis

The market continues to have concerns over the direct and indirect exposure of European banks and insurers to the sovereign debt of several EU Member States.  These concerns have in the past, and could in the future, result in a widening of credit spreads and increased costs of funding for some European financial institutions. The sovereign debt crisis has also highlighted issues relating to the strength of the banking sector in Europe and the euro. In addition, risks and ongoing concerns about the crisis in the Italian banking sector and its potential spill-over effect into other Member States, deterioration of the political situation in Turkey, as well as the possible default by one or more Member States could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European and other financial institutions, including us. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, and such capital may not be available.

We are also exposed to the risk of downgrades of European sovereign ratings or corporate ratings, because they may affect our financial costs and, as a result, our profitability. Market disruptions in Europe related to sovereign debt and the banking sector continue to be a threat to global capital markets and remains a challenge to global financial stability. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses, following which they would require additional capital, which may not be available. Market and economic disruptions stemming from the crisis in Europe also have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of, and default on, consumer debt and home prices, among other factors.

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

2018 ING Group Annual Report on Form 20-F	13

These factors, combined with volatile oil prices, reduced business and/or consumer confidence have negatively affected the economy of main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position and investment portfolio are exposed to these risks and may be adversely affected as a result.

The United Kingdom’s withdrawal from the European Union

Although the UK is not a member state of the Eurozone, the decision of the UK to leave the EU (commonly referred to as ‘Brexit’) remains a major political and economic event and may further destabilize the Eurozone. There continues to be uncertainty with respect to the process surrounding Brexit and the outcome of the ongoing Brexit negotiations, including with respect to the timing of Brexit, any related regulatory changes, and over the future economic relationship between the UK and the rest of the world (including the EU). In particular, it remains possible that the UK’s membership in the EU ends without any agreement reached between the UK and EU on the terms of their relationship going forward. Any of these developments could have an adverse effect on economic and financial conditions in the UK, the EU or globally. Although ING has continued to take steps throughout 2018 to prepare for known risks related to Brexit, such as applying for a banking licence in the UK, taking actions for contract continuity and working to establish alternatives in the EU for those euro clearing activities that may be expected to move from London following Brexit, the possible economic and operational impacts of Brexit on the Group and its counterparties remain highly uncertain.

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

Brexit, the exit of other member states from the EU or the Eurozone, or other political changes in Europe may have significant impacts on the main geographic regions where we conduct our business. Our results of operations, liquidity position, capital position and investment portfolio are exposed to these risks and may be adversely affected as a result.

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

2018 ING Group Annual Report on Form 20-F	14

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

As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, which are subject to restrictions, as described in ‘—As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions.’. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the ‘Basel III’ requirements discussed further below under ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions, the application of such laws and/or regulations or non-compliance with such laws and/or regulations governing our business may reduce our profitability’, undermining our efforts to maintain this centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet.

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

2018 ING Group Annual Report on Form 20-F	15

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

•         lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and DNB's methodology for determining the ultimate forward rate;

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

2018 ING Group Annual Report on Form 20-F	16

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

Risks related to discontinuation of or changes to ‘benchmark’ indices

The London Interbank Offered Rate (‘LIBOR’), the Euro OverNight Index Average (‘EONIA’), the Euro Interbank Offered Rate (‘EURIBOR’) and other interest rates or other types of rates and indices which are deemed to be ‘benchmarks’ are the subject of ongoing national and international regulatory reform. Following the implementation of any such potential reforms, the manner of administration of benchmarks may change, with the result that they may perform or be calculated differently than in the past, or benchmarks could cease to exist entirely, or there could be other consequences which cannot be predicted. On 8 June 2016, the EU adopted a Regulation (the ‘Benchmarks Regulation’) on indices (such as LIBOR and EURIBOR) used in the EU as benchmarks in financial contracts. The Benchmarks Regulation became effective as of 1 January 2018. It provides that administrators of benchmarks used in the EU generally must be authorised by or registered with regulators no later than 1 January 2020, and that they must comply with a code of conduct designed primarily to ensure reliability of input data, governing issues such as conflicts of interest, internal controls and benchmark methodologies. Although the UK Financial Conduct Authority (‘FCA’) has authorized ICE Benchmark Administration as administrator of LIBOR, on 27 July 2017 the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. The announcement indicates that the continuation of the LIBOR on the current basis cannot and will not be guaranteed after 2021. In addition, after review of EONIA, its administrator the European Money Markets Institute  announced that, should market conditions and dynamics remain unchanged, EONIA’s compliance with the Benchmarks Regulation by January 2020 cannot be warranted as long as EONIA’s definition and calculation methodology remain in their current format.  The announcement indicates that EONIA cannot be used in new contracts offered as of 1 January 2020. Public authorities have initiated industry working groups in various jurisdictions to search for and recommend alternative risk-free rates, that could serve alternatives if current benchmarks like LIBOR and EONIA cease to exist or materially change. The work of these working groups is still ongoing.

The potential discontinuation of the LIBOR and EONIA benchmarks or any other benchmark, or changes in the methodology or manner of administration of any benchmark, could result in a number of risks for the Group, its clients, and the financial services industry more widely. These risks include legal risks in relation to changes required to documentation for new and existing transactions may be required. Financial risks may also arise from any changes in the valuation of financial instruments linked to benchmark rates, and changes to benchmark indices could impact pricing mechanisms on some instruments. Changes in valuation, methodology or documentation may also result into complaints or litigation. The Group may also be exposed to operational risks or incur additional costs due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes, or in relation to communications with clients or other parties and engagement during the transition period.

2018 ING Group Annual Report on Form 20-F	17

The replacement of benchmarks together with the timetable and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect the Group. However, the implementation of alternative benchmark rates may have a material adverse effect on the Group’s business, results of operations and financial condition.

We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions, the application of such laws and/or regulations  or non-compliance with such laws and/or regulations governing our business may reduce our profitability.

We are subject to detailed banking laws and government regulation in the jurisdictions in which we conduct business. Regulatory agencies and supervisors have broad administrative power and enforcement capabilities over many aspects of our business, which may include liquidity, capital adequacy, permitted investments, ethical issues, money laundering, anti-terrorism measures, privacy, recordkeeping, product and sale suitability, marketing and sales practices, remuneration policies, personal conduct and our own internal governance practices. Also, regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinise payment processing and other transactions and activities of the financial services industry through laws and regulations governing such matters as money laundering, anti-terrorism financing, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures.

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

Regulators around the world have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently in the implementation phase of, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, Germany, Belgium, the United Kingdom, the EU, the US and elsewhere have implemented, or are in the process of implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including, among others, in the areas of prudential rules, liquidity and capital requirements, executive compensation, crisis and contingency management, bank taxes and financial reporting. Additionally, governmental and regulatory authorities in the Netherlands, in the EU and the US as well as in a multitude of jurisdictions where we conduct our business continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions). Furthermore, we are subject to different tax regulations in each of the jurisdictions where we conduct business. Changes in tax laws (including case law) could increase our taxes and our effective tax rates and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results.

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

2018 ING Group Annual Report on Form 20-F	18

often necessitate additional resources. These regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on the businesses in which we can operate or invest.

Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, we have faced, and in the future may continue to face, the risk of consequences in connection with non-compliance with applicable laws and regulations. For additional information on legal proceedings, see Note 47 ‘Legal proceedings’ to the consolidated financial statements. There are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development, or where regulations may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, any of these matters appropriately, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties.

Basel III, CRD IV and CRD V

In December 2010, the Basel Committee on Banking Supervision (‘BCBS’) announced higher global minimum capital standards for banks and introduced a new global liquidity standard and a new leverage ratio. The BCBS’s package of reforms, collectively referred to as the ‘Basel III’ rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long-term funding a subject banking institution must hold at any given moment and limit leverage. Banks will be required to hold a ‘capital conservation buffer’ to withstand future periods of stress such that the total common equity Tier 1 ratio, which was fully phased in on 1 January 2019, will rise to 7%. Basel III also introduced a ‘countercyclical buffer’ as an extension of the capital conservation buffer, which would allow national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III has strengthened the definition of capital that will have the effect of disqualifying many hybrid securities, including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitisation activities as part of a number of reforms to the Basel II framework. In addition, the BCBS and the Financial Stability Board (‘FSB’) published measures in October 2011 that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, ‘systemically important financial institutions’ (‘SIFIs’) and so-called ‘Global’ SIFIs (‘G-SIFIs’), in addition to the Basel III requirements otherwise applicable to most financial institutions. In particular, in November 2015 the FSB published the final Total Loss-Absorbing Capacity (‘TLAC’) standard for G-SIFIs, which aims for G-SIFIs to have sufficient loss-absorbing and recapitalisation capacity available in resolution. In Europe, the TLAC requirements are expected to be implemented into the Capital Requirements Regulation (‘CRR II’) and Capital Requirements Directive V (‘CRD V’). ING Bank has been designated by the BCBS and the FSB as one of the global systemically important banks (‘G-SIBs’), forming part of the G-SIFIs, since 2011, and by the Dutch Central Bank (De Nederlandsche Bank N.V., ‘DNB’) and the Dutch Ministry of Finance as a domestic SIFI since November 2011. The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Group participates. As a result of such monitoring exercises and ongoing discussions within the regulatory environment, revisions have been made to the original Basel III proposals as was the case with the revised Liquidity Coverage Ratio in January 2013 and the revised Net Stable Funding Ratio and Leverage Ratio in January 2014. In December 2017, revisions to Basel III were formally announced by the BCBS. These revisions to Basel III establish new prudential rules for banks, including a revision to the standardised approach to credit risk, the introduction of a capital floor based on standardised approaches, the use of internal models, limitation of options for modelling operating risks, and new rules for the establishment of

2018 ING Group Annual Report on Form 20-F	19

risk-weighted items and unused credit lines at the banks. With a long implementation phase and the transposition of these revisions into EU regulation still pending, the impact of such revisions on ING’s business and operations is not yet clear.

For European banks, the original Basel III requirements were implemented through the Capital Requirements Regulation (‘CRR’), which was adopted by the EC in June 2013 following approval by the European Parliament in April 2013, and the Capital Requirements Directive IV (‘CRD IV’). The CRR entered into force on 28 June 2013 and the CRD IV entered into force on 17 July 2013, and all banks and investment firms in the EU (as opposed to the scope of the Basel III requirements, which apply to ‘internationally active banks’) were required to apply the new rules from 1 January 2014 in phases, and these rules were required to be fully implemented as of 1 January 2019. The full impact of these rules, and any additional requirements for SIFIs or G-SIFIs, if and as applicable to the Group, depend on how the CRD IV is transposed into national laws in each Member State, including the extent to which national regulators and supervisors set more stringent limits and additional capital requirements or surcharges. In the Netherlands, the CRD IV has been implemented through amendments to the Financial Supervision Act. In the next phase for regulatory requirements for banks’ risk and capital management, the regulators are focusing on the required capital calculations across banks. Since the start of the financial crisis there has been much debate on the risk-weighted capitalisation of banks, and specifically on whether internal models are appropriate for such purposes. These developments have suggested that stricter rules may be applied by a later framework. The BCBS released several consultative papers, containing proposals to change the methodologies for the calculation of capital requirements and is expected to issue further standards in this respect. Within these proposals BCBS suggests methods to calculate RWA using more standardised or simpler methods in order to achieve greater comparability, transparency and consistency. As discussed above, in November 2016, the EC proposed substantial amendments to the CRR and CRD IV (such amendments being commonly referred to as the CRR II and CRD V), the BRRD and the Single Resolution Mechanism Regulation to, among other things, implement these revisions in the EU legislation. Legislation is expected to be finalised early 2019. These proposals will likely impact the capital requirements for currently reported exposures (e.g. credit risk via revised standardised RWA floor) but may also lead to new capital requirements. The proposals cover multiple areas, including the Pillar 2 framework, the leverage ratio, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’ senior debt, the minimum requirement for own funds and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation. The proposals are to be considered by the European Parliament and the Council of the EU and therefore remain subject to change. The final package of new legislation may not include all elements of the proposals and new or amended elements may be introduced through the course of the legislative process. Until the proposals are in final form, it is uncertain how the proposals will affect the Group or holders of its securities. The current proposals, as well as on the economic and financial environment at the time of implementation and beyond, can have a material impact on ING’s operations and financial condition and they may require the Group to seek additional capital.

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

In its capacity as principal bank supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions. For example, under the SSM, the regulators with jurisdiction over the Group, including the ECB, may conduct stress tests and have discretion to impose capital surcharges on financial

2018 ING Group Annual Report on Form 20-F	20

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

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank’ or ‘Dodd-Frank Act’) has imposed and may in the future impose significant additional regulation on ING. Key aspects of Dodd- Frank that are having an impact on the Group include the aspects set out below.

Title VII of Dodd-Frank created a new framework for regulation of the over-the-counter derivatives markets and certain market participants which has affected and could continue to affect various activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank N.V., has registered with the US Commodity Futures Trading Commission (‘CFTC’) as a swap dealer. The SEC is expected to adopt regulations establishing registration and margin and capital requirements for security-based swaps. Along with the still indeterminate effective date for SEC regulations on, among others, reporting, registration, and internal and external business conduct with respect to security-based swaps, these are likely to materially impact ING. Additionally, the CFTC is expected to adopt capital requirements for swap dealers, although the specific requirements, and any available exemptions, have not been finalized. If these requirements are applicable to ING, and no exemptions are available, it is possible that these requirements will be difficult for ING to comply with and may, as a result, materially and adversely impact ING's ability to operate as a swap dealer in the US Other CFTC regulatory requirements, already implemented, include registration of swap dealers, business conduct rules imposed on swap dealers, requirements that some categories of swaps be centrally executed on regulated trading facilities and cleared through regulated clearing houses, and initial and variation margin requirements for uncleared swaps. In addition, new position limits requirements for market participants that have been proposed and may be contained in final regulations to be adopted by the CFTC could limit ING’s position sizes in swaps referencing specified physical commodities and similarly limit the ability of counterparties to utilize certain of our products by narrowing the scope of hedging exemptions from position limits for commercial end users and the trading activity of speculators. All of the foregoing areas of regulation of the derivative markets and market participants will likely result in increased cost of hedging and other trading activities, both for ING and its customers, which could expose our business to greater risk and could reduce the size and profitability of our customer business. In addition, the imposition of these regulatory restrictions and requirements, could result in reduced market liquidity, which could in turn increase market volatility and the risks and costs of hedging and other trading activities.

Pursuant to requirements of the Dodd-Frank Act, the SEC and CFTC are required to consider whether stable value contracts should be regulated as ‘swap’ derivative contracts. In the event that stable value contracts become

2018 ING Group Annual Report on Form 20-F	21

subject to such regulation, certain aspects of our business could be adversely impacted, including issuance of stable value contracts and management of assets pursuant to stable value mandates.

ING Bank may at some point in time consider whether to establish a branch office in the US. If ING Bank were to establish a US. branch, we would be subject to supervision and regulation by the Federal Reserve under various laws and various restrictions on our activities under those laws, including the Bank Holding Company Act of 1956, as amended, and the International Banking Act of 1978, which could materially impact our operations. These restrictions would include, among others, the Volcker Rule, which generally prohibits certain proprietary trading activities and sponsoring or investing in private funds, such as hedge funds and private equity funds, and heightened prudential standards and additional supervisory requirements. In the event that we or one of our affiliates becomes subject to the Volcker Rule, it is expected that we would experience significant additional compliance and operational costs and may be prohibited from engaging in certain activities we currently.

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

In 2017, the US Secretary of Treasury issued several reports, after consultation with other financial regulatory agencies, evaluating the current financial regulatory framework against core principles set out by the new US administration. The reports have recommended some revisions to Dodd-Frank and related rules and regulations. There can be no assurance that these or any other future reforms will not significantly impact our business, financial condition and results of operations.

Foreign Account Tax Compliance Act and other US withholding tax regulations

Under provisions of US tax law commonly referred to as FATCA, non-US financial institutions are required to provide certain information on their US account holders and/or certain US investors to the US Internal Revenue Service (“IRS”). A 30% withholding tax is imposed on ‘withholdable payments’ made to non-compliant non-US financial institutions. In addition to FATCA, non-US financial institutions are required to comply with other US withholding and reporting requirements on certain payments. The Group intends to take all necessary steps to comply with FATCA and other US withholding tax regulations. ING is for example updating and strengthening its withholding compliance programme and reviewing, amending and filing the necessary tax returns and information reports.

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

2018 ING Group Annual Report on Form 20-F	22

who will then pass the information to the IRS.

If the Group is unable to comply with requirements imposed under IGAs or otherwise comply with FATCA, certain payments to the Group may be subject to withholding under FATCA or other US withholding tax regulations. Payments made with respect to certain products offered by members of the Group may also be or become subject to withholding FATCA. The possibility of such withholding and the need for account holders and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, (i) compliance with the terms of IGAs and with FATCA, any regulations or other guidance promulgated thereunder, or any legislation promulgated under an IGA, and (ii) offering products subject to US withholding, may substantially increase the Group’s compliance costs. Failure to comply with FATCA and other US withholding tax regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. For additional information with respect to specific proceedings, see Note 47 ‘Legal proceedings’ to the consolidated financial statements.

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. The CRS requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As of 29 October 2018, 104 jurisdictions (‘signatory countries’), including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to CRS. The majority of countries where ING has a presence has committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for approximately half of the signatory countries) was executed in 2017. Other signatory countries commenced their information exchange in 2018.

The need for account holders and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, compliance with the CRS, any regulations or other guidance promulgated thereunder, or any legislation promulgated under the CRS may substantially increase the Group’s compliance costs. Failure to comply with the CRS could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

DAC6

The measures included in EU Directive 2011/16 after amendment by EU Directive 2018/822 (commonly referred to as ‘DAC6’) impose mandatory disclosure requirements for taxpayers and intermediaries involving the reporting of cross-border arrangements affecting at least one EU Member State that fall within one of a number of “hallmarks”. These hallmarks are broad categories setting out particular characteristics identified as potentially indicative of aggressive tax avoidance. The reporting obligations apply to “intermediaries” (financial institutions like ING may fall under this term) or, in some circumstances, the taxpayer itself. There will be a mandatory automatic exchange of information on such reportable cross-border schemes via the Common Communication Network (CCN) between the Member States which will be set up by the EU. Although DAC6 is not effective until 1 July 2020 and has not yet been implemented in domestic law in all Member States, taxpayers and intermediaries have needed to monitor relevant cross-border arrangements from 25 June 2018. Compliance with the terms of DAC6 may substantially increase the Group’s compliance costs. Additionally, there is a risk that ING may fail to timely identify and disclose cross-border arrangements in which it is an intermediary. Failure to comply with DAC6 could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects.

2018 ING Group Annual Report on Form 20-F	23

Bank Recovery and Resolution Regimes

In June 2012, the ‘Intervention Act’ (Wet bijzondere maatregelen financiële ondernemingen) came into force in the Netherlands, with retroactive effect from 20 January 2012. The Intervention Act mainly amended the Dutch Financial Supervision Act and the Dutch Insolvency Act allowing Dutch authorities to take certain actions with respect to a failing bank or insurer that cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of the overall financial system. It comprised two categories of measures. The first category of measures related to banks or insurers facing serious financial difficulties and included measures related to the timely and efficient liquidation of the failing institution. This set of measures gave the DNB the power to transfer customer deposits, assets and/or liabilities other than deposits and issued shares of an entity to third parties or to a bridge bank if the DNB deemed that, in respect of the relevant institution, there were signs of adverse developments with respect to its funds, solvency, liquidity or technical provisions and it could be reasonably foreseen that such developments would not be sufficiently or timely reversed. The DNB was also granted the power to influence the internal decision-making of failing institutions through the appointment of an ‘undisclosed administrator’. The second category of measures can be triggered if the stability of the financial system is in serious and immediate danger as a result of the failure of a Dutch financial institution and includes measures intended to safeguard the stability of the financial system as a whole. This set of measures granted authority to the Dutch Minister of Finance to take immediate measures or proceed to expropriation of assets or liabilities, or shares in the capital, of failing financial institutions. Within the context of the resolution tools provided in the Intervention Act, holders of debt securities of a bank subject to resolution could also be affected by issuer substitution or replacement, transfer of debt, expropriation, modification of terms and/or suspension or termination of listings.

In addition, on 26 November 2015 the ‘Act on implementing the European framework for the recovery and resolution of banks and Investment firms’ (Implementatiewet Europees kader voor herstel en afwikkeling van banken en beleggingsondernemingen) came into force, implementing the ‘Bank Recovery and Resolution Directive’ (‘BRRD’) and partly amending the Intervention Act. Certain measures introduced by the Intervention Act were replaced, with respect to banking institutions, with measures based on the BRRD and the SRM Regulation, as described below. The BRRD came into effect on 2 July 2014. It includes, among other things, the obligation for institutions to draw up a recovery plan and for resolution authorities in the Member States to draw up a resolution plan, the resolution authorities’ power to take early intervention measures and the establishment of a European system of financing arrangements. The BRRD confers extensive resolution powers on the resolution authorities, including the power to require the sale of (part of a) business, to establish a bridge institution, to separate assets and to take bail-in measures. The stated aim of the BRRD is to provide supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. In November 2016, the EC proposed amendments to the BRRD regarding the ranking of unsecured debt instruments in national insolvency proceedings (to include a new category of ‘non-preferred’ senior debt) and to enhance the stabilisation tools with the introduction of a moratorium tool. The law that enables this new category of non-preferred senior debt was adopted in the Netherlands in December 2018.

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

In addition to a ‘write-down and conversion’ power and a ‘bail-in’ power, the powers granted to the resolution

2018 ING Group Annual Report on Form 20-F	24

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

Finally, as part of the move towards a full banking union, on 19 August 2014, the Single Resolution Mechanism (‘SRM’) came into effect, with the aim to have a Single Resolution Board (‘SRB’) to be responsible for key decisions on how a bank subject to SSM supervision is to be resolved if a bank is failing or likely to fail and cannot be wound up under normal insolvency proceedings without destabilizing the financial system. The SRB is the European resolution authority for the Banking Union and is fully operational, with a complete set of resolution powers, as of 1 January 2016. The SRB works in close cooperation with the national resolution authorities such as the Dutch national resolution authority. The SRB is also in charge of the Single Resolution Fund (the ‘SRF’), a pool of funds financed by the banking sector which is set up to ensure that medium-term financial support is available for orderly resolution of a credit institution. The Group’s 2018 contributions to the SRF were EUR 208 million. See ‘Regulatory costs’ under Note 28 ‘Other operating expenses’ to the consolidated financial statements. Contributions to the SRF are first allocated to national compartments of the SRF, however allocation of contributions to separate national compartments is being phased out and will be eliminated in 2023.

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

ING has a recovery plan in place to enhance the bank’s readiness and decisiveness to tackle financial crises on its own. Effective since 2012, the plan is updated annually to make sure it stays fit for purpose. The completeness, quality and credibility of the recovery plan is assessed annually by ING’s regulators. Since 2012, ING has worked together with the different resolution authorities to determine a resolution strategy and to identify potential impediments to resolution. This resulted in a resolvability assessment that is shared every year with the FSB and the preparation of a resolution plan by the SRB. In November 2016, ING concluded that ING Groep N.V. should be the designated resolution entity. At the end of January 2017, the SRB has informed ING that it supports the designation of ING Groep N.V. as the point of entry.

Financial Stability Board

In addition to the adoption of the foregoing measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the FSB, consisting of representatives of national financial authorities of the G20

2018 ING Group Annual Report on Form 20-F	25

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

In November 2015, the FSB published final standards on the adequacy of loss absorbing capacity held by G-SIBs. These comprise: (i) a set of principles on loss-absorbing and recapitalisation capacity of G-SIBs in resolution and (ii) a high level “termsheet” setting out an internationally agreed standard on the characteristics and adequacy of TLAC. The key requirement mandates G-SIBs to hold long-term debt that can be written down or converted into equity in the event that a G-SIB is put into liquidation, thereby providing a specific means of absorbing losses and recapitalising the G-SIB. The numbers are significant with the minimum standard requiring a G-SIB to hold TLAC of at least 16% of risk weighted assets and at least 6% of the leverage ratio denominator from 1 January 2019, and at least 18% and 6.75% respectively from 1 January 2022 on. In November 2016, the EC proposed amendments to the CRR and BRRD to implement the FSB’s minimum TLAC requirement for G-SIB that are intended to align the TLAC requirement with the minimum requirement for own funds and eligible liabilities (MREL). With regard to MREL, the SRB determined ING’s MREL requirement in line with the BRRD and according to their MREL policy. In October 2016, the BCBS issued a final standard regarding the regulatory capital treatments of TLAC holdings of other G-SBIBs, confirming that G-SIBs must deduct from their own TLAC exposures TLAC instruments and liabilities issued by other G-SIBS.

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

As of 1 October 2012, banks that are active in the Netherlands are subject to a bank tax pursuant to a tax regulation that also includes measures to moderate bonuses awarded to executives at such banks. Increased bank taxes in countries where the Group is active result in increased taxes on ING’s banking operations, which could negatively impact our operations, financial condition and liquidity. For information regarding historical regulatory costs incurred by ING, please refer inter alia to Note 28 ‘Other operating expenses’ to the consolidated financial statements.

2018 ING Group Annual Report on Form 20-F	26

Additional Tier 1 Securities

In April 2015, ING issued USD 2.25 billion of CRD IV compliant Additional Tier 1 securities (‘AT1 Securities’) and in November 2016, ING issued USD 1.0 billion AT1 Securities. The Dutch parliament adopted Article 29a of the Dutch Corporate Income Tax Act of 1969 (Wet op de vennootschapsbelasting 1969) in 2015 to provide debt treatment of securities similar to the AT1 Securities for the purpose of Dutch Corporate Income Tax (25% rate) and (indirectly) dividend withholding tax purposes (15% non-grossed up rate). ING made interest payments in respect of the AT1 Securities of EUR 90 million for the year 2015, EUR 135 million for 2016, EUR 170 million for 2017 and EUR 175 million for 2018. For 2015, 2016, 2017 and 2018 the amounts were treated by ING as a deductible interest expenses for Dutch corporate income tax purposes and as exempt for Dutch dividend withholding tax purposes. However, there is a risk that the EC will take the view, and that court would uphold such view if contested, that the tax deductibility of interest payments on the AT1 Securities was in contravention of the EC’s temporary state aid rules for assessing public support to financial institutions during the crisis (the ‘Revised State Aid Guidelines’). The Revised State Aid Guidelines provide for strengthened burden-sharing requirements, which require banks with capital needs to obtain shareholders’ and subordinated debt holders’ contributions before resorting to certain state aid measures. If the EC makes a determination that deduction of interest payments on AT1 Securities and other similar securities is inconsistent with the Revised State Aid Guidelines, then ING would be required to pay to the Dutch State any amounts with respect to interest payments that ING previously treated as an expense for Dutch corporate income tax purposes and that have been paid free of withholding taxes (‘AT1 Revised State Aid Guidelines Payment’). For the years 2015, 2016, 2017 and 2018, the aggregate possible AT1 Revised State Aid Guidelines Payment could be EUR 228 million excluding interest. The terms of the AT1 Securities provide that ING can redeem the AT1 Securities only upon the occurrence of specific events (not including a determination that the tax treatment of the AT1 Securities is inconsistent with the Revised State Aid Guidelines) or after 5 years or 10 years (depending on the series) after their date of issuance. Following an amendment of the Dutch Corporate Income Tax Act, interest payments on AT1 Securities are no longer deductible on the basis of Article 29a of the Dutch Corporate Income Tax Act  as of 1 January  2019. Due to this change in legislation, the Group believes that there is a reduced risk that ING will be required to make an AT1 Revised State Aid Guidelines Payment.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors (including non-bank or financial technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank.

Competition could also increase due to new entrants (including non-bank and financial technology competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or faster processes in order to challenge traditional banks. Developments in technology has also accelerated the use of new business models, and ING may

2018 ING Group Annual Report on Form 20-F	27

not be successful in adapting to this pace of change or may incur significant costs in adapting its business and operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.

Increasing competition in the markets in which we operate (including from non-banks and financial technology competitors) may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices.

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

We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions

2018 ING Group Annual Report on Form 20-F	28

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

IFRS 9 ‘Financial Instruments’ became effective as per 1 January 2018 and results in loan loss provisions that may be recognized earlier, on a more forward looking basis and on a broader scope of financial instruments than was previously the case under IAS 39. ING has applied the classification, measurement, and impairment requirements

2018 ING Group Annual Report on Form 20-F	29

retrospectively by adjusting the opening balance sheet and opening equity as at 1 January 2018. As a result of applying IFRS 9 going forward, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate loan loss provisions under IFRS 9 and cause more volatility in, or higher levels of, loan loss provisions, any of which could adversely affect the Group’s results of operations, financial condition or regulatory capital position.

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

The first ex-ante DGS contribution has been charged in respect of the first quarter of 2016. The build-up of the ex-ante fund will take place in 34 quarters. See also ‘—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions, the application of such laws and/or regulations or non-compliance with such laws and/or regulations governing our business may reduce our profitability’ and ‘—Bank Recovery and Resolution Regimes’.

Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme (‘EDIS’), (partly) replacing or complementing national compensation schemes in two or three phases. Proposals contain elements of (re)insurance, mutual lending and mutualisation of funds. The new model is intended to be ‘overall cost-neutral’. Discussions will continue in 2019, but it is still uncertain when EDIS will be introduced  and, if introduced, what impact EDIS would have on ING’s business and operations.

Risks related to the Group's business, operations and regulatory environment

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

2018 ING Group Annual Report on Form 20-F	30

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

Furthermore, ING Bank’s assets are risk-weighted. Downgrades of these assets could result in a higher risk-

2018 ING Group Annual Report on Form 20-F	31

weighting, which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.

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

2018 ING Group Annual Report on Form 20-F	32

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

Climate change is a challenge which may expose ING to significant risks. The perception of climate change as a risk by civil society, shareholders, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy, and international actions, such as the Paris agreement on CO2 emissions, may also result in financial institutions coming under increased pressure from such stakeholders regarding the management and disclosure of their climate risks and related lending and investment activities. Additionally, rising climate change concerns may lead to additional regulation that could increase our operating costs or negatively impact the profitability of our investments and lending activities, including those involving the natural resources sector. There may be substantial costs in complying with current or future laws and regulations relating to climate change. Any of these risks may result in changes in our business activities or other liabilities or costs, including exposure to reputational risks, any of which may have a material and adverse impact on our business, results of operation or financial condition.

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

2018 ING Group Annual Report on Form 20-F	33

storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. As part of our Accelerated Think Forward strategy, we are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements including EU General Data Protection Regulation (’GDPR’) and EU Payment Services Directive (‘PSD2’). Failure to appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory requirements, to securely and efficiently serve our clients or to timely, completely or accurately process, store and transmit information.

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

We are subject to increasing risks related to cybercrime.

Like other financial institutions and global companies, we are regularly the target of cyber attacks. In particular, threats from Distributed Denial of Service (‘DDoS’), targeted attacks (also called Advanced Persistent Threats) and Ransomware intensify worldwide, and attempts to gain unauthorised access and the techniques used for such attacks are increasingly sophisticated. We have faced, and expect to continue to face, an increasing number of cyber attacks (both successful and unsuccessful) as we have further digitalized including by expanding our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology. In 2018 we experienced continuous DDoS attacks, of which two DDoS attacks breached our DDoS defences. These two DDoS attacks caused outages of approximately one-hour each, which affected customers of ING in the Netherlands. In addition, due to our reliance on national critical infrastructure and interconnectivity with third-party vendors, exchanges, clearing houses, financial institutions and other third parties, we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event.

Cybersecurity and data privacy have become the subject of increasing legislative and regulatory focus. GDPR is an example of a regulation that was implemented in 2018. In certain locations where ING is active, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. We may become subject to new legislation or regulation concerning cybersecurity or the privacy of information we may store or maintain. Compliance with such legislation or regulation could increase the Group’s compliance costs and failure to comply with new and existing legislation or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.

While we take due care and have policies and processes to protect our customers, systems and networks, and strive to continuously monitor and develop them to protect our technology infrastructure and data, we continue to be vulnerable to misappropriation, unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches that could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties and this could be exacerbated by the increase in data protection requirements as a result of GDPR. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. Even when we are successful in defending against cyber attacks, such defence may consume significant resources or impose significant additional costs on ING.

We are subject to a variety of regulatory risks as a result of our operations in certain countries.

2018 ING Group Annual Report on Form 20-F	34

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

As part of their responses to the financial crisis of 2008, the EC and national governments throughout Europe have introduced and are expected to continue introducing various legislative initiatives that aim to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and impose restrictions on the remuneration of personnel, with a focus on risk alignment of performance-related remuneration. Such initiatives include, among others, measures set out in Directive 2013/36/EU (CRD IV). Currently, implementation of the CRD IV rules varies significantly across the various Member States. As a consequence there is no level playing field. In addition, the Dutch Law on Remuneration Policies of Financial Undertakings (Wbfo) has introduced a variable remuneration cap of 20% of base salary for employees working in the financial sector in the Netherlands. In some specific situations employees can be exempted and receive variable remuneration up to 100%. One of those exemptions is the so-called average-out exemption which can be applied to employees whose remuneration package is not or not exclusively covered by a collective labour agreement. Although most of the Dutch banks (including ING) have shown that this exemption is only used in exceptional cases and under predetermined conditions this exemption is under a lot of scrutiny from Dutch politicians. The Dutch Minister of Finance already announced that the rules that apply to this exemption will be stricter in the future. The introduction of the Wbfo has created an uneven playing field within the Netherlands for ING due to the fact that branch offices in the Netherlands of financial institutions that fall under CRD IV (i.e. that have their corporate seat in another EER country) are not limited to the 20% cap but can apply to the higher CRD IV caps (e.g. 100%, or up to 200% with shareholder approval).

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

The (increasing) restrictions on remuneration, plus the public and political scrutiny especially in the Netherlands, will continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for

2018 ING Group Annual Report on Form 20-F	35

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

We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several rate-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. See ‘—ING is exposed to the risk of claims from customers who feel misled or treated unfairly because of advice or information received’. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, revenues, results of operations, financial condition and/or prospects in any given period. For additional information, see the ‘Financial Economic Crime’ paragraphs in the ‘Risk categories’ part within the Compliance Risk in the Risk Management section in the annual report of ING Group. With respect to specific proceedings, see Note 47 ‘Legal proceedings’ to the consolidated financial statements.

We may not be able to protect our intellectual property and may be subject to infringement claims by third parties,

2018 ING Group Annual Report on Form 20-F	36

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

Products distributed through person-to-person sales forces have a higher exposure to such claims as the sales forces provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and resources have been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. For additional information with respect to specific proceedings, see Note 47 ‘Legal proceedings’ to the consolidated financial statements.

Additional risks relating to ownership of ING shares

The share price of ING shares has been, and may continue to be, volatile.

•         Our share price has experienced periods of volatility in the past, and the price and trading volume of our shares may be subject to significant fluctuations in the future, due, in part, to changes in our actual or forecast

2018 ING Group Annual Report on Form 20-F	37

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

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. The Executive Board proposes to pay a total cash dividend of EUR 2,646 million, or EUR 0.68 per ordinary share, over the financial year 2018. This is subject to the approval of shareholders at the Annual General Meeting in April 2019. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2018, the final dividend will amount to EUR 0.44 per ordinary share and will be paid in cash. However, there can be no assurance that we will pay dividends in the future.

Holders of ING shares may experience dilution of their holdings.

ING’s AT1 Securities may, under certain circumstances, convert into equity securities, and such conversion would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares. Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to, or otherwise chose not to, participate in future equity offerings with subscription rights.

Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult to enforce judgments against ING or the members of our Supervisory and Executive Boards or our officers.

Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets are located outside the United States. As a result, investors may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in US courts against us or those persons based on the civil liability provisions of the US securities laws.

Investors also may not be able to enforce judgments of US courts under the US federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, we may not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any US federal or state court based on civil liability, even if the judgment is not based only on the US federal securities laws, unless a competent court in the Netherlands gives binding effect to the judgment.

2018 ING Group Annual Report on Form 20-F	38

Item 4.           Information on the Company

A.         History and development of the company

General

ING Groep N.V. was established as a Naamloze Vennootschap (a Dutch public limited liability company) on March 4, 1991. ING Groep N.V. is incorporated under the laws of the Netherlands.

The corporate site of ING, www.ing.com, provides news, investor relations and general information about the company.

ING is required to file certain documents and information with the United States Securities and Exchange Commission (SEC). These filings relate primarily to periodic reporting requirements applicable to issuers of securities, as well as to beneficial ownership reporting requirements as a holder of securities. The most common filings we submit to the SEC are Forms 6-K and 20-F (periodic reporting requirements) and Schedules 13D and 13G (beneficial ownership requirements). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. ING’s electronic filings are available on the SEC’s internet site under CIK ID 0001039765 (ING Groep N.V.).

The official address of ING Group is:	The name and address of ING Group’s agent for service of process in the United States in connection with ING’s registration statement on Form F-3 is:
ING Groep N.V. Bijlmerplein 888 1102 MG Amsterdam P.O. Box 1800, 1000 BV Amsterdam The Netherlands	ING Financial Holdings Corporation 1133 Avenue of the Americas New York, NY 10036 United States of America
Telephone +31 20 563 9111	Telephone +1 646 424 6000
2018 ING Group Annual Report on Form 20-F	39

Changes in the composition of the Group

For information on changes in the composition of the Group, reference is made to Note 48 ‘Consolidated companies and business acquired and divested’ of Note 2.1 to the consolidated financial statements.

Our Strategy and how we create value

When launched in 2014, the Think Forward strategy anticipated many of the challenges and opportunities driving change in today’s financial services market. It continues to show the way as we transform ING to harness the power of digitalisation and platform thinking to create the customer experience of tomorrow.

The Think Forward strategy has provided a blueprint for transforming the customer experience at a time when digitalisation is increasing and mobile devices are rapidly becoming our customers’ channel of choice. Inspired by the strategy’s Customer Promise – clear and easy, anytime and anywhere, empower, and keep getting better – we have delivered a differentiating digital customer experience through innovations such as digital financial advisors,  forecasting tools and instant lending available through award-winning mobile apps as part of an omnichannel approach.

Strong customer satisfaction ratings and a continuing healthy increase in customer numbers show that we are succeeding in staying relevant to customers in a fast-changing market for banking services. The number of retail customers increased in 2018 by a million to 38.4 million. Primary relationships, where customers have a current account with recurring income and at least one other product, increased by more than a million to 12.5 million in 2018. And in net promoter scores (NPS), customers ranked us number one in seven of our 13 retail markets.

Strong and consistent profitability has been driven by the steady increase in our lending business at resilient margins and by growth of fee income. The well diversified increase in lending spans segments and geographies. In particular, lending to businesses and consumers has grown strongly in our Challengers & Growth Markets. In Wholesale Banking, Industry Lending and Transaction Services activities have led to strong increases in lending and fees. And new propositions that add value for customers, like investment options that offer an alternative to low-yielding savings, have contributed to an increase in fee and commission income in our Retail businesses.

ING of tomorrow

While we can look back on many accomplishments since the launch of the Think Forward strategy, we are also conscious of the challenges ahead and the need to keep re-inventing ourselves to remain relevant to customers in the future. The strategic vision embodied in the Think Forward strategy is also guiding us as we navigate a changing world.

Banks can no longer differentiate themselves with products – they’ve become commodities. The key differentiator of the future will be the customer experience. That experience will be digital, and non-banks are setting the standard.

Fintechs are leveraging easy mobile access, transparency and low cost to compete for lucrative parts of banks’ value chains in areas like payments and instant lending. But the biggest challenge is coming from the Big Tech platforms that are setting the digital standard in terms of customer experience and where people spend more and more of their time when they’re online – to shop, to socialise, for news and entertainment and for a whole range of other needs.

To compete with Big Tech and other platforms, banks will need to become platforms themselves. They will need to offer the same personal, instant, relevant and seamless experience. They will need to be open to become go-to platforms that keep people coming back, offering third-party products and beyond banking services. And they will

2018 ING Group Annual Report on Form 20-F	40

need to becoming experts in managing and analysing customer data in order to know the needs and preferences of their customers, create new offers and improve the customer experience.

The Big Tech platforms are not only disrupting banking with their customer experience. They are now directly competing with banks, Apple Pay is growing rapidly and has expanded to more than 20 countries, WeChat is lending to consumers and Alibaba’s Ant Financial now has the world’s biggest money market fund by assets. And with tech platforms now leading the rankings of the world’s largest companies by market capitalisation, they have the size and scale to be formidable competitors.

At ING, we have three-fold approach to platforms. Firstly, we are developing our own go-to platform for customers’ financial needs and relevant offers beyond banking. Secondly, we are pursuing independent initiatives in partnership with others. And thirdly, we are participating on others’ platforms. For retail, we develop our own platforms, like Yolt, and only participate on other platforms if doing so drives traffic to ours. For wholesale, in addition to our own platforms, such as Cobase, we participate on third-party platforms where other industry players are active.

To achieve our ambition we are evolving towards one single scalable global platform that will offer a uniform and borderless experience. And one that is open so we can also provide relevant third-party and beyond banking offers. This involves standardising IT using a modular approach in order to create a scalable platform that can accommodate growth at low cost. To support this we are developing standardised processes and  shared services, one way of managing data, and one agile way of working across ING. As an intermediate step we are converging businesses with similar customer propositions, such as in the Benelux where we are integrating our platforms and harmonising business models, the Model Bank initiative where we’re developing a common platform to roll out in five European countries and Welcome in Germany where we’re developing a go-to financial platform offering our own and third-party services.

One important area where we believe banks can differentiate themselves is privacy. With their tradition of safeguarding people’s money and financial information, by extension they enjoy an advantage over tech platforms when it comes to whom people trust most with their data. By building on that trust, we can create appealing propositions for users of our platform and profitable models for cooperating with other platforms, including Big Tech.

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

Strategic priorities

To deliver on our Customer Promise and create a differentiating customer experience, we have identified four strategic priorities:

1. Earn the primary relationship

Earning the primary relationship is a strategic priority for ING as it leads to deeper relationships, greater customer satisfaction and ultimately customers choose us for more of their banking needs. In Retail banking we define primary customers as those with multiple active ING products, of which one is a current account where they deposit a regular income such as a salary. For Wholesale Banking it means being the lender of choice and having an appropriate volume of flow products in Transaction Services, Working Capital Solutions and Financial Markets.

2018 ING Group Annual Report on Form 20-F	41

2. Develop data analytics

With the further digitalisation of banking, data is an important asset that helps us improve the customer experience and earn the strategically important primary relationship. We rely on data to understand what customers want and need. We use these insights to personalise our interactions with customers and empower them to make their own financial decisions. Data skills are also essential to know our customers from a regulatory and risk perspective, to prevent fraud, improve operational processes, and generate services that go beyond traditional banking. At ING, we recognise that excelling at data management is a core competency if we are to realise our ambition to create a personal digital experience for customers. We are on course to implement one global approach to data management to ensure we maximise the potential of this key resource. Discussions in society about data privacy and the tightening of data privacy legislation and regulations, such as embodied in the EU’s General Data Protection Regulation (GDPR) , are raising awareness of this important issue. At ING, we are committed to handling customer data safely and being open about how we use it.

3. Increase the pace of innovation to serve changing customer needs

Evolving customer expectations, new technologies and new competitors are transforming banking. Through innovation, we can increase efficiency, improve the customer experience and gain competitive advantage. We do that, for example, through ING’s own PACE innovation methodology and employee-driven Innovation Bootcamps. To speed up the pace of innovation we also partner with outside parties, including fintechs.

4. Think beyond traditional banking to develop new services and business models

Persistent low interest rates and disruption from the rise of new non-bank entrants in the financial services sector are challenging banks’ traditional business models. Thinking beyond traditional banking is crucial in order to find new ways to be relevant to our customers. Here open banking offers opportunities. By partnering with others or developing our own digital platforms, we can offer customers new and complementary services that go beyond banking – and create new revenue streams for ING.

Enablers

Four strategic enablers support the implementation of our strategy: simplifying and streamlining our organisation, operational excellence, enhancing our performance culture and diversifying our lending capabilities.

1. Simplify and streamline

Simplify and streamline refers to ING’s aim to become a more effective, cost-efficient and agile organisation with the flexibility to respond to fast-changing customer needs and low-cost competitors. To facilitate the bank’s digital transformation and respond faster to changing customer needs we are introducing one Way of Working (WoW) across ING, which organises employees in multi-disciplinary, cross-functional ‘squads’. WoW has been introduced in the Netherlands, Poland, Romania, Belgium, Austria, Spain and Germany as well as in Wholesale Banking and several support functions. The design and implementation for other countries and support functions is in full swing. ING is the first bank to adopt the methodology in several countries and in Wholesale Banking.

2. Operational excellence

Operational excellence requires continuous focus. We need to ensure that ING’s operations provide a seamless and flawless customer experience. Our operational excellence vision concentrates on the Customer Promise. To meet changing customer expectations arising from increasing digitalisation, we aim to converge to a single platform for financial services that will deliver a uniform customer experience across borders. This will be based on simplified and standardised products and systems supported by modular architecture, integrated and scalable IT systems, and shared services. While pursuing this ambition we are also investing to provide stable IT systems and platforms so we are there for our customers when they need us and to provide them with the highest standards of data security.

2018 ING Group Annual Report on Form 20-F	42

3. Performance culture

We believe there are strong links between employee engagement, customer engagement and business performance. This is why we continually improve our performance culture by creating a differentiating employee experience and enhancing the capabilities of our leaders.  By focusing on delivering a great employee experience and by stepping up our leadership capabilities we develop our employees’ capabilities and engagement to deliver on our purpose and strategy.

Step Up Performance Management is a comprehensive performance management process that also assesses people against ING’s Orange Code values and behaviours. It focuses on managing performance on a continuous basis, including through ‘continuous conversations’ between managers and their reports.

The Think Forward Leadership Programme (TFLP) aims to develop greater leaders and better managers who can engage staff and enhance team performance. The first phase of the programme was introduced in 2017, initially to senior leaders. It focused on the Orange Code, personal purpose and the Think Forward strategy. In 2018 it was extended to all people managers globally as the TFL Experience (TFLE), a four-day programme with follow-up learning activities. A total of 4,100 leaders and managers have so far participated in TFLP and TFLE

In the Netherlands and Belgium we initiated ‘i for integrity’, in 2018 an approach aimed at strengthening a mind-set that puts integrity above all. The approach focuses on increasing employees’ knowledge and equipping them to make balanced decisions when facing dilemmas in their jobs, to comply with all applicable laws, standards and regulations, and to act with integrity always.

One of the challenges ING faces is finding, attracting and retaining people with the skills we need to build a digital, data-driven bank. A large proportion (more than half) of vacancies at ING are currently related to data or technology skills, and this is expected to grow in the coming years. However, competition in the market for these talents is fierce.

To help us recruit new talents we took steps in 2018 to upgrade our careers site and introduce a global approach. This includes further developing the global employer brand and introducing targeted cross-border sourcing to find suitable candidates for more difficult-to-fill profiles.

In 2018, we defined a new direction to promote a more diverse and inclusive workforce, introducing ‘mixed teams’ and the 70 percent principle. This principle strives for 30 percent difference in team make-up. Mixed teams include all types of diversity, both visible and less visible. Ultimately, managers are responsible for building mixed teams by choosing the dimensions of diversity to focus on while also being guided by the global 70 percent principle as far as possible. At the same time, we will continue our efforts to make all people feel included whatever their background, culture, experience, religion or sexuality.

4. Lending capabilities

Broadening and diversifying our lending capabilities to continue to grow client franchises is our fourth strategic enabler. To do so, we are seeking opportunities in Retail, SME and Consumer Lending segments, as well as focusing on Wholesale Banking lending growth in our Challengers & Growth (C&G) Markets businesses and in our specialised Industry Lending franchise. In 2018, we continued to grow and diversify lending at healthy margins, with net core lending growth of €36.6 billion, or 6.4 percent. Our ambition is to continue to grow profitably within our risk appetite, but given market dynamics we expect lower growth in Wholesale Banking.

Innovation and transformation

If ING is to fulfil its purpose of empowering people to stay a step ahead in life and in business, it must continue to be where its customers are. Nowadays, that’s on digital platforms: our own and those of others. It’s here we need to offer one consistently superior ING experience, one that is instant and borderless. But to do this, we have to break down borders and become one united ING.

2018 ING Group Annual Report on Form 20-F	43

Innovation and transformation play a major role in this one experience. This chapter outlines how ING is preparing for a future in the platform age. In innovation, it’s how we aim to stand out from the competition by offering people a better experience, one that is more personal, instant, relevant and seamless. In our transformation, it is what we are doing to build one ING, one digital bank with one foundation, one way of working and one digital banking platform.

Platforms

For some, becoming a platform business or even being platform-curious, is a relatively new phenomenon. But the reality is that Big Tech companies, like Facebook, Alibaba, WeChat and others have, been platform-based, for over a decade. They are the success stories of the digital age. They’ve continually raised the bar when it comes to the user experience that people expect, whether it be to buy things, socialise, explore, learn, travel, entertain or be entertained. People expect platforms to meet their demand for goods and services. It is why people spend so much time on them and keep coming back.

Being where customers are is a big part of what makes any business successful. We have to continue to evolve if we are to earn a place in customers' lives. That means being on these digital platforms and creating our own platforms to be able to understand and serve customers better.

In many ways, moving towards platform thinking isn’t a radical shift but rather an extension of what we’ve always done - empower people to take control of their own situations. Like traditional marketplaces, platforms connect suppliers with customers. The difference is that platforms are enabled by technology, which can be used to achieve huge scale at little cost. And it’s not just customers who benefit, it is also suppliers who are able to create value at scale. Platforms scale quickly and, as a result of all of that, provide lower-cost structures for supplier offerings. Then there’s the data that can be used to develop new products and services and personalise the user experience.

Connecting to existing platforms offers ING little space for building meaningful customer relationships. In making an Amazon purchase, for instance, the payment service is just a click. Secure a consumer loan? Two clicks. There’s not much room for a differentiating, or superior customer experience here. So ING’s future depends on becoming a platform ourselves or building independent platforms. To make that happen, we have to give people very good reasons to come to us. Something very different from what they can get anywhere else. Something that empowers them to get ahead. And that’s what we’re aiming to do.

The main characteristics that make platforms so successful is that they provide simplicity, convenience and personalisation as well as one consistent way to interact with customers.

Business transformation

To create one user experience for all of our more than 38 million customers, we have to be one ING. We need to build a single global foundation that is the same everywhere, one that has the same approach to data, the same IT infrastructure, the same processes and similar products and services.

In 2016, ING announced a series of programmes to unite similar businesses and bring us closer to one mobile-first digital platform that offers a uniform and superior customer experience.

The main business transformation programmes are:

•              Unite be + nl (formerly Orange Bridge), to unite Belgium and the Netherlands. Become one bank across two countries, combining both countries’ strengths for a more consistent experience, with one integrated banking platform and a harmonised business model.

2018 ING Group Annual Report on Form 20-F	44

Highlights: Created a cross-border delivery organisation, combining business and IT in both countries. A new harmonised retail organisation was launched offering extended opening hours for all Belgian customers and completing the first joint marketing campaigns.

•              Welcome, to digitalise ING in Germany and create a go-to financial platform offering its own and third-party services.

Highlights: The first release of the Go2Place platform was launched among a host of features including shared navigation, full account overview, new search function, a money management tool, and a new digital current opening process for joint account holders.

•              Model Bank, To move Retail banks in France, Spain, Italy, the Czech Republic and later Austria towards becoming one bank; one borderless, scalable unified customer engagement platform, providing a personalised customer experience.

Highlights: The expertise of several ING countries is being combined to build a best-in-class mobile (and digital) platform based on scalable IT infrastructure. The platform will be used to serve several countries with a consistent omnichannel experience, which will bring a strong improvement in experience for customers in the respective countries. A first version was launched in the Czech Republic in December 2018. The platform will be developed further and introduced gradually in the coming years.

•              Wholesale Banking TOM, further digitalising and standardising Wholesale Banking products, processes and customer propositions across all continents.

Highlights: Approximately 18,000 customers are now using Wholesale Banking’s Inside Business digital portal. The introduction of a single platform for loans and trade finance has been extended across the network, with a consolidated Financial Markets franchise in the UK, over 650 IT applications decommissioned and numerous customer experience process improvements including consistent account opening process for international corporate clients in 18 countries.

Supporting these business transformations are target operating models (TOMs) uniting support services globally such as HR, Finance, IT and Procurement, and the enablers, the so-called foundations: IT, global data management, process management, shared services and ING’s one agile Way of Working (WoW).

Transformation management

Managing ING’s transformation is the task of the chief transformation officer and the Global Transformation Office. Transformation management is important in connecting all country, business line and function workstreams. In 2017, we launched a bank-wide transformation management method with a set of standardised tools and processes, aimed at ensuring our strategy is executed and ING is united in a seamless way. The way we do that is built on agile principles and introduces one Way of Working for transformation as an enabler for global collaboration and knowledge sharing. It includes quarterly business reviews to improve planning and prioritisation, ‘gated’ processes and 90-day delivery cycles. All are designed to ensure the execution of our Think Forward strategy and ultimately lead to a better impact on customers and other stakeholders.

Running a bank-wide transformation is complex. It involves many interdependencies between different workstreams and may involve trade-offs in local priorities or autonomy so that we prioritise what is best for the bank on a global level. Our transformation management method helps speed-up decision making, resolve issues when they arise and re-plan. All this needs to be done while minimising any adverse impacts and keeping the bank safe, secure and compliant.

2018 ING Group Annual Report on Form 20-F	45

Technology

Information technology remains crucial to ING’s platform ambitions. IT enables programmes such as ING Private Cloud and TouchPoint Architecture and contributes to major strategic programmes.

The IT target operating model introduced last year is in line with the Think Forward strategy. It aims to create speed, scale and security as well as cost efficiency and growth, with one purpose, one common backlog and one technology platform.

The quality of our people makes a difference in the quality and efficiency of our services. We aim for a global, collaborative workforce of highly skilled engineers meaning that we assess and calibrate our engineering workforce using one engineering profile. In 2018, more than 80 percent of our internal engineering staff have adopted one engineering profile and more than 60 percent of our workforce has implemented one Way of Working, both marking an increase from a year earlier.

TouchPoint Architecture (TPA)

TouchPoint Architecture is an open technology foundation that enables ING to become a global scalable bank and is one of the foundations for ING’s Think Forward strategy. Producers can share services and for others can combine these services into scalable business propositions across the bank and for third parties.

TPA helps simplify and standardise ING’s banking applications and supports the creation of a modular system with fewer constraints and limitations. This modularity is a big step towards a globally scalable banking platform that offers customers everywhere a consistent experience and truly global proposition. Aside from unlocking global scalability, TPA facilitates innovation across countries and business units and accelerates time to market. The use of web components provided as part of TPA further increased during 2018 and contributed to one user experience across the bank. They were used, for instance, in the Model Bank programme.

In 2018, ING launched the ING Developer Portal which makes it easy for internal developers to access ING’s APIs to accelerate the bank’s digitisation globally. Selected APIs are also available for third parties so they can create new and innovative customer experiences.

ING Private Cloud (IPC)

IPC is the digital platform used to store and process data and IT services such as mobile phone apps. It is one of the steps we take towards giving customers a consistent experience in a secure and reliable way. IPC standardises ING’s IT infrastructure, simplifies and streamlines existing processes, and brings an automated and self-service infrastructure to development and operations teams. The IPC has reduced time-to-delivery of infrastructure from an average of more than 10 days to less than an hour. It also reached 100 percent availability in 2018 allowing us to provide products to customers much quicker. In 2018, we expanded the service portfolio in the IPC and increased our global adoption of IPC, from around 3.5 percent of total global infrastructure in 2017 to over seven percent by the end of 2018.

Reliability and stability

An excellent customer experience relies on ING always being available when and where customers need us. Given ING’s digital ambitions, we continually strive to improve the availability of online channels (internet and mobile). In 2018, ING recorded 99.7 percent weighted system availability towards Retail customers in the Netherlands and Belgium. In addition, system availability for Wholesale customers (globally) was 99.9 percent.

2018 ING Group Annual Report on Form 20-F	46

Data

A digital bank is driven by data. We use it to improve processes and make better management decisions. Data provides meaningful customer insights that help ING to understand customers better and develop innovative data-driven products that personalise and improve their experience.

However, raw data in itself has little value. To be meaningful it needs to be sorted, harmonised and put into context. To do this in an efficient and effective way, ING developed a data management strategy in 2016 to standardise data definitions and data models. This strategy ensures the availability, quality, integrity, usability and control as well as global governance of our data. A feature of this strategy was the introduction, in 2016, of common data language ING Esperanto. The aim is for 95 percent of core data to be in ING Esperanto by the end of 2019.

Data privacy

People entrust banks with confidential information that they expect us to keep safe. It is important that we maintain that trust and comply with our legal obligations around data protection, which can differ from country to country. We are transparent about what we do with the personal data of customers, employees, suppliers and business partners, and only process it for specific business purposes. Our approach can be summarised as: the right people use the right data for the right purpose.

From 25 May 2018, ING has been subject to the data protection requirements outlined in the EU General Data Protection Regulation 2016/679 (GDPR). In 2013, ING implemented data protection requirements on a global scale, through its Global Data Protection Policy (GDPP). The GDPP has been implemented in each country where ING operates and is being updated to reflect GDPR requirements. To know more about what personal data ING collects, what we do with it and who we share it with, go to our Privacy Statement on ing.com or any local ING website.

Data ethics

ING’s data ethics approach is an integral part of our behaviour and decision-making and is embedded in ING's Orange Code. It consists of data ethics values and principles that are applicable for the whole organisation. Both global and local data ethics councils have been introduced to advise ING business units and help ensure that complex queries or dilemmas relating to data ethics are dealt with properly.

Operational excellence

We promise customers we’ll keep getting better. One way is by simplifying and standardising end-to-end processes. Some processes are internal, such as for HR and compliance, others impact customers directly, like mortgages, lending and payments. Making them easier will lead to a superior customer experience, higher quality processes and greater efficiency.

Shared services

Operational, IT and support tasks are being centralised in shared service centres. In 2016, ING set up a fully-owned service company ING Business Shared Services BV (IBSS) to consolidate all such centres in one specialised non-banking legal entity. Currently, IBSS has four foreign branches. The Bratislava branch concentrates on daily banking operations support. Branches in Katowice and Bucharest predominantly provide ING Tech services. The Manila branch is a multi-functional centre providing services to all domains with an extensive operational platform targeting Wholesale Banking franchises.

2018 ING Group Annual Report on Form 20-F	47

Global Process Management

ING’s Global Process Management (GPM) department was established in 2016 to improve the customer experience for the bank’s markets, including Market Leaders, Wholesale Banking, as well as Challengers & Growth Markets. It does this by introducing a single, global approach to improving end-to-end processes and a common way to manage those processes and standardise across business units.

Some of its achievements in 2018 include designing global mortgage, consumer lending and payment account processes. GPM also put in place a global process infrastructure with global process model tooling.

Way of Working

To respond quicker to changing demands and customer feedback, encourage an innovative mind-set and engage employees, ING’s one agile Way of Working (WoW) unites employees in multidisciplinary, cross-functional teams. End-to-end responsibility of tribes and squads empowers them to collaborate more easily and effectively across the organisation.

WoW has been introduced in the Netherlands, Poland, Romania, Belgium, Austria, Spain and Germany as well as in Wholesale Banking and COO Finance. The design and implementation for other countries is in full swing. ING is one of the first banks to adopt the methodology.

Uniting so many different cultures is a challenge that requires a behavioural shift, guided by our Orange Code. Cultural differences between countries are challenging but not unsurmountable. This new Way of Working, with trust an important component, also tends to be more difficult for leaders and managers than those on the working floor. Special leadership training programmes have been organised for local leaders to prepare them for such behavioural change. We’ve also organised monthly bootcamps to train Way of Working ambassadors from the countries and business units.

Security

ING is committed to the digitalisation of business processes, to make it easier for customers to do their finances. At the same time, it recognises cybercrime as a major threat in all sorts of areas. For that reason, it is an integral part of our strategy to make customers aware of the risks that are out there. We have special solutions for Wholesale Banking clients, while Retail customers are provided with information via our digital channels and interaction with our apps.

The ever-increasing professionalisation and automation of criminal organisations remains a concern. The growing use of online services, with some less careful with personal data, makes it easier for criminals. Training and awareness of employees is a crucial part of ING’s preventive measures. Our all-staff online integrity programme is regularly updated with the latest cybercrime trends and prevention measures. In addition, special ‘risk days’ are organised for staff, highlighting specific risk themes and how to be resilient against them.

To fight cybercrime, ING also maintains a strong global cybercrime alliance with the financial industry, law enforcement authorities, governments and internet service providers.

 ‘White hat’, or ethical computer hackers are invited to share their observations using ING’s Responsible Disclosure programme as published on ING.com.

2018 ING Group Annual Report on Form 20-F	48

Cybercrime resilience

Distributed Denial of Service (DDoS) attacks are increasing in size, frequency, and complexity. DDoS attacks against Dutch banks have increased in magnitude and new techniques continue to surface. Global developments are monitored in close cooperation with other banks and government institutions. Preventive measures are in place for ING data centres and organisational resilience to DDoS attacks is continuously tested.

The ‘threat’ landscape and ‘advanced persistent threat’ indicators are closely monitored. Preventive measures are taken where needed. Cyber-resilience reporting is part of standard risk governance processes.

Cybercriminals are also increasingly using advanced malware, to gain access to the IT systems of banks and their customers. New gateways to access the internet for users and applications have been implemented to strengthen malware resilience and to prepare for open banking under the European Payments Directive (PSD2).

Artificial intelligence and robotics

ING is accelerating the integration of robotics and artificial intelligence to help customers and ING remain a step ahead. Customers increasingly are using AI-supported services such as Amazon’s Alexa and Google Home. They also expect more predictive capabilities in their products and services, so meeting that customer demand is important.

The bank established a Global Analytics Unit in 2018 aimed at speeding up analytic capabilities and transforming ING into a truly data-driven company. Examples of recent projects include machine learning in anti-money laundering and transaction monitoring, the use of chatbots and voicebots, the use of text mining techniques to improve efficiency in back office operations and risk models that drive the efficient use of capital.

Chatbots

ING uses a number of chatbots in its Retail and Wholesale Banking operations. Some examples include Belgium’s ‘Marie’, a chatbot that instantly helps customers with debit and credit card questions through Facebook Messenger. In the Czech Republic, staff developed an in-house conversational mobile banking app that uses both text and voice to offer a variety of services, including checking balances on savings accounts, sending money and purchasing funds. In Wholesale Banking, a chatbot called ‘Bill’ is integrated into our Inside Business platform. It answers FAQs as well as questions on cut-off times, while in Germany the ‘pING’ chatbot has been integrated into ING’s search function answering FAQ’s and queries based on existing public web content.

In the Netherlands, Kijk Vooruit, or 'look ahead' in English, is a forecasting tool that uses advanced analytics to show planned and predicted transactions, helping customers to keep a grip on their finances and avoid going into the red. The Netherlands also uses ‘Inge’ who provides transactional information and automatically starts a conversation when asked about making a payment request. Australia (Lionel), Turkey (INGo), Poland (My Assistant and Kinga) and Italy (Leo) also have chatbots in operation.

Digitalising manual activities

Robotic Process Automation (RPA) uses robotic software scripts to digitalise manual activities. ING currently has around 1,200 RPA applications in use in a wide variety of business units including Retail, SMEs and Mid-Corps as well as Wholesale Banking. Customers benefit from their use because robots tend not to make mistakes and are able to work 24 hours a day, seven days a week. Some examples of RPA in action include know your customer name screening, opening and closing current accounts and finance report generation.

The use of robotics is widespread throughout the bank, with ING in Poland, in particular, responsible for 700 of the 1,200 robots currently in use.

2018 ING Group Annual Report on Form 20-F	49

To ensure consistent use between ING countries, a global scripters community has been formed to share information and best practices.

Innovation

Innovation is a strategic priority for ING. It is important that ING not only transforms into an innovation-enabled organisation, but also increases the number of adjacent and disruptive innovations in the market.

For ING, innovation is about the three Cs: empowering customers and creating a differentiating experience, taking ING’s culture of innovation to the next level and connecting ecosystems to boost innovation.

Innovation culture

ING uses a structured process called PACE to accelerate innovation internally. PACE is a combination of Lean Start-up, Agile Scrum and Design Thinking methods. In 2018, four business units and ING Labs participated in an Accelerator programme. The PACE Accelerator is a 12-week programme that speeds up time-to-market by testing ideas for new products and services and validating them with customers through experimentation.

In 2017, the PACE Everyday programme was introduced to teach employees how to innovate in their daily work. Last year this evolved into a hands-on programme to teach employees in 10 countries how to apply PACE in a more independent way. By the end of 2018, 6,941 employees were trained in PACE. For example, ING in Spain used the PACE methodology to improve the experience of new customers by analysing processes in depth from their perspective. This revealed that processes were designed per product and not from the point of view of someone wanting to join the bank. They were subsequently redesigned. Business benefits as a result of the new processes are expected in 2019.

ING’s annual Innovation Bootcamps encourage employees to come up with new ways to improve the customer experience and compete for a place in one of our ING Labs accelerators. In 2018, employees were given three ‘beyond banking’ challenges to find platform business models in the areas of housing, leisure and sector ecosystem. The three winners, KYChain (a distributed ledger technology-based platform for KYC), HelloYou (making online identification fast and secure), and CareConnect (connecting caregivers and service providers), were given the opportunity to pitch for funding and have their ideas accelerated in ING Labs.

Employee-generated innovation has proved to be an excellent source of ideas with a number of the previous Innovation Bootcamp finalists making it to market including Easy Trading Connect, Buy Rely, Orange Assistant (debuted in Australia in 2018 after being launched in Turkey in 2017), Direct Lease, Banking of Things and Startarium.

Ideas originating from ING’s Legal team were recognised at the 2018 FT European Innovative Lawyer Awards. ING in the Netherlands’ Tribe Legal won the FT Innovative Lawyers Award in the category: Strategy and changing behaviours.

Last year, also saw the introduction of ING Labs, bringing disruptive ideas to market by combining the bank’s knowledge and network with the knowledge and skills of others. Labs in Amsterdam (formerly ICEC), London and Singapore are dedicated to validating and launching disruptive businesses. They concentrate on specific ‘value spaces’ that best match the expertise and ecosystems in their locations.

Incorporating what was formerly the Wholesale Banking accelerator, initiatives originating from here include Suburbia, which provides alternative data that clients can use to make better decisions faster, and cybersecurity tool Wyse. Developed in 2017 with start-up Digital Trust, Wyse is a game-based platform that uses behavioural science to help company employees make safer decisions, effectively becoming its first line of defence against cybercrime. A commercial pilot started in 2018, offering companies a new service that goes beyond banking.

2018 ING Group Annual Report on Form 20-F	50

Another innovation born in ING Labs is Vakt, a blockchain-based post-trade management platform for the largest commodity players in the world. Now driven by nine leading energy companies and banks, it aims to eliminate reconciliation and paper-based processes, enhance efficiency and create new trade finance opportunities.

ING also has an Innovation Fund to accelerate innovation across the Bank. These funds are available for all business units that need resources to bring their radically different ideas to life. We look for ideas that have the potential to disrupt how we do things or chart new territory.

As well as ING Labs, Belgium’s Fintech Village looks for technology-driven start-ups that either offer solutions relevant for financial institutions or help ING provide superior financial services to customers.

Most business units have dedicated innovation centres of expertise embedded to boost the culture of innovation. Innovations stemming from ING’s business units include One Pay in Spain which consolidates a customer’s debt with a view to improving their financial situation in a customer-centric way, and ‘INGo’ in Turkey, a chatbot for customer interaction on loan applications. In 2018, it resulted in 6,200 new loan applications with the chatbot able to pick up 97 percent of chat conversations. The remaining three-percent of chats were handled by live agents.

Partnering with and investing in fintechs is an important element of ING’s innovation strategy. By the end of 2018, we had more than 150 different partnerships. In 2017, we set up ING Ventures, a €300 million fund that invests in fintech companies around the world. It aims to build a portfolio of investments to help ING accelerate the pace of innovation. The fund is available for both seed and scaling-stage investments. As of end of 2018, ING Ventures had made 26 investments. These include fintechs like, Clark, Fintonic, Funding Options, TradeIX, Twisto and WeLab as well as ING-established companies such as Yolt, Cobase, Payconiq and Twyp. Four ING Ventures portfolio companies made it to the CB Insights Top-250 fintechs worldwide.

Not all of ING’s collaborations or innovations lead to new products or services and we have stopped more than 60 partnerships mostly after unsuccessful or unsatisfactory proofs of concept. ‘Failing’ fast leads to less waste and avoids prolonging investment in unsuccessful projects.

B.         Business overview

Corporate Organisation

ING Group’s segments are based on the internal reporting structure by lines of business. For more information see ‘Item 5 Operating and Financial Review and Prospects”.

Our Business

ING maintained its good commercial performance in 2018. Net core lending grew by €36.6 billion over the year, with net customer deposits growing by €19.3 million. It’s our business to provide products and services that empower people and businesses to stay a step ahead. With digital disruption changing customer expectations we are looking for new ways to be relevant and stand out from the crowd. This also means offering services that go beyond banking.

We are transforming our organisation to create a differentiating experience for customers. One that is uniform and borderless and supported by one open and scalable platform. Our shared ING values and our commitment to the principle of integrity above all should always guide us in how we empower our customers and live up to our purpose and our responsibilities.

Our markets

2018 ING Group Annual Report on Form 20-F	51

ING’s Retail business serves 38.4 million customers. The Wholesale Banking business serves corporate clients and financial institutions in more than 40 countries worldwide. ING also has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India).

In most of our retail markets we offer a full range of banking products and services, covering payments, savings, investments and secured and unsecured lending.

Wholesale Banking provides specialised lending, tailored corporate finance, debt and equity markets solutions, working capital, payments and cash management and trade and treasury services.

More information about our Wholesale Banking services is available at www.ingwb.com.

Market Leaders

Our Market Leaders are mature businesses in Belgium, the Netherlands and Luxembourg where we have strong positions in retail and wholesale banking.

In the first half of 2018, we successfully migrated 600,000 customers from Record Bank into ING in Belgium.

We are combining our strengths in Belgium and the Netherlands under the Unite be+nl programme and building an integrated banking platform. This is part of our strategy to enhance operational excellence, create greater cost-efficiency and provide a consistent, digital-first banking experience for our customers. For example, customers in Belgium will benefit from new functionalities on the ING mobile banking app. ING is also the first major bank in Belgium to offer same-day payments processing.

In the Netherlands we now have 4.3 million mobile app users, including 1.1 million new registered users in 2018. In Belgium, digital adoption is accelerating too, with a net increase of close to 285,000 new active mobile users (36 percent) to 1.07 million users. Some 55 million mobile payments were processed in Belgium in 2018, almost four times higher than in 2017. However, many customers still value face-to-face interactions and we have to balance their needs with our digital ambitions. To this end, we extended the opening hours of our branch network in Belgium.

One of the ways we are harmonising our products is by standardising the look and feel. For example, we have globally reduced more than 95 bank card designs to just eight. In 2018, we introduced the new-look cards in Belgium and the Netherlands. These have a ‘clear and easy’ look with a symbolic orange ‘heart’. This follows the roll-out of the new cards in France in 2017, then Germany, Romania and Wholesale Banking. We will only issue new cards to customers when their existing ones expire to avoid unnecessary waste and costs as we replace all 15 million cards worldwide.

Tapping into the growth of a cashless society and rising demand for mobile payments, ING announced the merger in March 2018 of payments app company Payconiq with Bancontact to create the Bancontact Payconiq Company. Conceived by ING in 2014, Payconiq is a joint initiative with AXA Bank, Belfius, BNP Paribas Fortis, KBC, Rabobank and Volksbank. It allows users to pay for online and in-store purchases with their mobile phones, instantly and seamlessly connecting to their bank account. In 2018, 34 million payments were processed through either Bancontact or Payconiq, which is about twice as many as in 2017.

Around 50,000 merchants in Belgium are signed up to the service, which is available to consumers from all banks, not only the shareholders. In November 2018, the first Dutch retailer signed up, with more to follow as it is rolled out in the Netherlands. Testing has also started in Germany.

2018 ING Group Annual Report on Form 20-F	52

At the request of the Dutch Authority for Financial Markets banks compensated SME customers in the Netherlands who had been sold interest rate derivatives during a defined period. The compensation framework (UHK or Uniform Herstelkader) was determined by an independent committee set up by the Dutch Finance Minister in 2016. Execution was challenging, with extreme complexity, limited estimated tolerances and high compliance standards under stringent supervision. In 2018, all relevant ING customers received a compensation offer. Of these, 77 percent had been accepted by the end of the year and we foresee high acceptance of the rest. The estimated costs have been recognised in the profit and loss account as part of a provision.

ING actively reached out to customers in the Netherlands with ‘interest’ only mortgages to help them plan ahead for when their mortgages mature and the principal repayment is due. Customers can use the insights we provide to take timely action if needed to prevent affordability problems in the future. We believe this results in additional redemptions and product conversions and leads to de-risking of the mortgage portfolio.

In September 2018, ING reached a settlement agreement with the Dutch Public Prosecution Service related to previously disclosed investigations that found serious shortcomings in the execution of policies to prevent financial economic crime at ING in the Netherlands. You can find more information about this in the Regulation section.

Challengers Markets

Our Challengers markets are Australia, Austria, Czech Republic, France, Germany, Italy and Spain. Here we’re aiming for a full bank relationship, digitally distributed through low-cost retail platforms like Welcome in Germany and Model Bank in several European markets. We are also using our direct banking experience to grow consumer and SME lending, and our strong savings franchises to fund the expansion of Wholesale Banking in these markets.

In 2018, we expanded our retail offering in the Czech Republic, which became the first country to go live on the Model Bank platform. We will start integrating customers in Spain, France and Italy onto the platform from 2019. To broaden our activities, we also started testing a mobile-only retail offering in the Philippines.

In Germany and Austria, we rebranded ING-DiBa as ING, in line with our ambition to be the same brand everywhere. And we introduced a new sales and service organisation in Austria to improve the customer experience. We will add mortgages to our Austrian retail offering in January 2019.

One of the ways we’re empowering German customers is with real-time updates of transactions on their current account, which they receive via configurable push notifications in their banking app. Mortgages drew a substantial number of new customers to ING in Germany, pushing the volume of new mortgage business in Germany to record highs in 2018. As a result, ING in Germany announced a portfolio volume of mortgage loans of €73 billion for 2018, five percent more than the previous year.

In Spain, we expanded our partnership with El Corte Inglés, Europe’s largest department store, to roll out our mobile payments app Twyp in all its supermarkets. This helped to raise Twyp’s public visibility among consumers and take a key step forward in its objective to be available to as many people as possible. Customers from any bank can use Twyp to make payments and withdraw cash at 8,000 points of sale, doubling the app’s reach in less than a year.

The popularity of the no-fee Orange Everyday transaction account among consumers in Australia led to record numbers of new account openings. In August, we extended this to teens with the launch of Orange Everyday Youth. Customers can also use our Everyday Round Up digital savings tool to help pay off their mortgage more quickly. And with the New Payments Platform (NPP), ING in Australia helped introduce instant payments to the market, in collaboration with NPP Australia and 12 other financial institutions. NPP is an innovative payments infrastructure

2018 ING Group Annual Report on Form 20-F	53

that contributes to an easy, instant and seamless experience for our customers by providing real-time clearing and settlement, removing the usual two to three-day wait for transfers to go through.

Growth Markets

Our Growth Markets are businesses with a full range of retail and wholesale banking services in countries with expanding economies and strong growth potential. These include Poland, Romania and Turkey. Here we’re investing to achieve sustainable franchises and will focus on digital leadership by converging to the direct-first model and prioritising innovation.

Lending in Poland and Romania showed significant growth in 2018. An attractive mortgage proposition in Poland, pre-approved online loans and simplified digital lending processes in both markets all contributed to this, along with the introduction in Romania of instant online loans in the Home’Bank app.

To stand out in the digitally advanced Polish market, where fintechs are gaining ground among tech-savvy consumers, we extended mobile payments to platforms such as Google Pay and Visa HCE. We also introduced an ING-specific keyboard for our Moje app to simplify mobile commerce and peer-to-peer transactions.

ING in Poland teamed up with fintech Twisto to introduce the country’s first e-commerce payment gateway. It enables shoppers (not only ING customers, but from any bank) to buy online now and pay later, and get instant cashback if they return their purchases. Some 200 Polish merchants signed up for the pilot in April 2018, during which over 4,000 transactions were made. The Imoje payments gateway continues to grow by about 200 percent per month.

And to make foreign payments instant and seamless for Polish consumers, for example while travelling, we introduced a multi-currency card that allows users to pay for foreign purchases from several different currency accounts without incurring any commission fees. It has proven popular, with over 100,000 users so far.

For business customers in Poland and Romania, we launched ING Business, a new digital platform that makes banking clear and easy and accessible anytime, anywhere from any device. We also introduced Invoice Financing, a digital micro-factoring solution developed in-house at ING. It gives Polish SME customers control over which invoices they want to pre-finance and when.

And in line with our ambition to help create a low-carbon society we introduced an eco-offering for Polish entrepreneurs. The offering gives the loans we provide a responsible side because it encourages customers to take sustainable actions such as buying energy-efficient equipment for their businesses, for example, or insulating their buildings. See more about our ambition to align ING’s overall loan portfolio with global climate goals in the ‘Responsible Finance’ section below.

Launched in June 2018, Turkey’s Orange Extra ( Turuncu Ekstra) programme was voted Most Innovative Product by Visa. At the end of 2018, it had 470,200 active customers, of which 183,000 were primary customers and 120,500 were spenders on the programme with Orange Extra cards. We also teamed up with several merchants in Turkey to offer customers vendor financing for online purchases via our mobile app. For example, they can get a loan for a new phone from the provider at the point of sale. And in another beyond banking collaboration we teamed up with online moving services platform Octovan to develop a tool that calculates the full cost of moving into a new home. The aim is to help the 1.5 million people in Turkey who move each year avoid financial surprises. Users can also apply for a loan to cover unforeseen expenses.

2018 ING Group Annual Report on Form 20-F	54

Wholesale Banking

Wholesale Banking is an important and integral contributor to ING's commercial performance. With a local presence in more than 40 countries, we provide corporate clients and financial institutions with advisory value propositions such as specialised lending, tailored corporate finance and debt and equity market solutions. We also serve their daily banking needs with payments and cash management, trade and treasury services.

In 2018, transaction services, payments and cash management and lending all grew and we expect this to continue as we support our corporate clients with their business needs and with becoming more sustainable.

We sharpened our strategy in 2018 to focus on what clients want – advice, data-driven insights and sector knowledge – and reorganised the way we work to deliver an experience that is borderless, instant, personal and consistent. This includes creating a new Europe, Middle East and Africa (EMEA) region and strengthening our international network by putting more resources (products and people) into Asia and the Americas. This, along with the introduction of a cross-border Strategic Products team fosters collaboration across the regions to give clients access to more products and services. We are also strengthening our core banking services such as Debt Capital Markets and Corporate Finance. And we introduced ING’s one Way of Working in our client service and delivery areas to support this new client-led approach.

In September 2018, as part of our commitment to fighting climate change, ING pledged to steer its entire lending portfolio towards the climate goals of the Paris Agreement.

Low volatility on stock and currency markets dampened appetite for hedging and impacted growth in our Financial Markets business. Mounting concerns about emerging markets currencies and the potential for defaults, and in particular the sharp fall of the Turkish currency, reverberated through lending markets. Pessimism about macro-economic developments such as the trade war between the US and China unsettled financial markets and dampened consumer confidence. The rising oil price caused inflation to increase, subduing real income growth.

Britain’s pending exit from the European Union and the potential impact on financial markets saw many international banks forced to make contingency plans to relocate their operations away from London. ING centralised its Financial Markets in London in 2016. We are in an ongoing dialogue with the European Central Bank and the Bank of England’s Prudential Regulation Authority to safeguard business continuity, keeping a close eye on the conditions under which the UK exits the EU.

Primary relationships

Earning the primary relationship is a strategic priority for ING as it leads to deeper relationships, greater customer satisfaction and ultimately customers choosing us for more of their banking needs.

In Retail Banking we define primary customers as those with multiple active ING products, of which one is a current account where they deposit a regular income such as a salary. For Wholesale Banking it means being the lender of choice and having an appropriate volume of flow products in Transaction Services, Working Capital Solutions and Financial Markets.

Customer numbers continued to grow in 2018 and we gained an additional one million customers during the year to reach 38.4 million. Customer numbers were positively influenced by the merger of Record Bank into ING in Belgium, where the primary customer number increased by 170,000 (14.6 percent). We refined our definitions for a number of customer categories in the Netherlands in the second quarter of 2018 to align the measurement of customers with uniform definitions across ING’s countries. The number of primary retail customers overall increased 9.9 percent to 12.5 million, well on track to meet our 2020 target for 14 million. The biggest growth was in

2018 ING Group Annual Report on Form 20-F	55

Challengers markets, especially Australia (234,000) and Germany (233,000). Reasons include interest rate incentives on bundled savings and current accounts in Australia and selling more current accounts to existing savings customers in Germany.

Customer promise

ING promises to make banking clear and easy, to provide services anywhere, at any time and to keep getting better. We are driven by our purpose to empower people to stay a step ahead in life and in business. We do this by constantly innovating to deliver a differentiating customer experience that aims to be smart, personal and easy.

Across ING, digital channels account for more than 97 percent of contacts with retail customers, of which more than 72 percent are via a mobile phone, compared to 63 percent in 2017. Given the rise of digitalisation, and growing competition from disruptive newcomers to our sector, we want to do more than just live up to our Customer Promise. We want to surpass people’s expectations.

We want to use our insights from over three billion customer interactions to offer a personalised and empowering experience, giving them even more reasons to interact with us. This is how we want to differentiate ING from other banks and become an essential part of people’s digital lives.

We are striving to make things easy: an onboarding process that saves time from the start; a consistent mobile-first experience across all channels and devices; and instant loans in seven countries. In some of our markets it’s even possible for customers to arrange travel insurance on-the-go by mobile phone. We are moving towards personal experiences based on data-driven insights, such as personalised money tips on our website for Belgian customers and personalised texts when German customers log in to do online banking. And we’re equipping customers with smart data-driven and robot solutions. These include money management apps such as Orange Assistant in Turkey and Australia; Dutch forecasting tool ‘Kijk Vooruit’; Smart saver in Australia and Czech Republic; and BudgetING in Czech Republic and Spain.

To provide the same customer experience everywhere we share best practices across the bank and are combining our strengths in our various retail markets and moving towards shared digital banking platforms.

One of the ways we measure our progress is the Net Promoter Score, which measures customer satisfaction and loyalty (whether they would recommend ING to others). The score is calculated as the difference between the percentage of promoters (who rate ING as 9 or 10 out of 10) and detractors (those scoring ING below a 6).  Our aim is to achieve a number one NPS ranking in all 13 retail markets, with a 10-point lead over our main competitors. Based on a rolling average of our NPS scores in 2018, ING ranked number one in seven of our 13 retail markets and second in a further three.

In Wholesale Banking, the overall NPS score improved by 14 percent to 44.5 (on a scale of -100 to +100), outperforming the industry benchmark. The strongest growth was in the client segment where we have the deepest relationships. This suggests clients appreciate our new approach (see ‘Client-led approach’ below). Overall satisfaction rose to 8.4 from 8.3 across all products (Financial Markets, Transaction Services and Lending Services). We added a further 10 countries to the NPS programme in 2018, which is now running in 21 Wholesale Banking markets. In 2019, NPS will play an even more prominent role in gauging client satisfaction in Wholesale Banking, with clearly defined KPIs and a more active feedback process.

Client-led approach

2018 ING Group Annual Report on Form 20-F	56

To deepen our relationships with our Wholesale Banking clients we shifted our focus from individual products to more holistic solutions in the sectors and regions where they are active.

To support this new client-led approach we introduced a new organisational structure in 2018. It is designed to enable the revised WB strategy we introduced at the end of 2017, which puts clients at the heart of our business and uses data and technology to anticipate their needs. One of the key elements in the new set-up is the emphasis on our deep sector knowledge, which is embedded in our client coverage.

In early 2018, we implemented a uniform client segmentation framework that helps us tailor the services we offer clients through our daily banking and advisory value propositions. We also introduced ‘commercial passports’ that provide insight into what services we provide to each client, the regions where we serve them and who is involved (our virtual client team).  In this way we can better support clients in their business activities with relevant advice, data-driven insights and customised, integrated solutions, ultimately saving them time, money and frustration.

This, along with our strategic review and new organisational structure all contributed to further simplifying and, digitalising the wholesale organisation. As part of our restructuring, we brought together various client trading activities scattered across Financial Markets into one team to improve the client experience and offer consistent products and one client approach everywhere.

When it comes to experience, clients want data-driven insights, sector knowledge and easy-to-use products and tools. We can use our analytics capabilities to tailor our advice for clients and enhance our daily banking services to better meet their business needs. These include payments and cash management, working capital solutions, trade finance, overdrafts and risk-mitigating services like derivatives. Our focus is on standardising these services across the network and offering proven and relevant solutions through clients’ preferred channel, while also moving to open banking platforms.

Knowing our customers

Data is an important asset that helps us improve the customer experience and earn the strategically important primary relationship. We rely on data to understand what customers want and need. We use these insights to personalise our interactions with customers and empower them to make their own financial decisions. We also strive to protect customer data and privacy in line with the new European regulations (see ‘Open banking’ section below).

Our customer-facing platforms offer multiple touch points to interact with customers and collect data that we use to define customer journeys, for example when and where they choose to do their banking, the device they use and the services they prefer. We test these insights with feedback from customers to continuously improve our services. For example, we halved the number of fields clients have to fill out when opening an international account after they told us that that filling out separate forms for each country was too time-consuming.

One of the challenges of our international client base is that we may provide one client with many different products to different legal entities of the same company in different countries. This increases the complexity of coordinating due diligence in a consistent way without inconveniencing the client with duplicate requests for information.

It is vital that we know our customers from a regulatory and risk perspective. As a bank we have a responsibility to comply with the rules and regulations that secure the integrity of our own operations and that of the financial system. Not meeting these standards is unacceptable. It is sincerely regrettable that serious shortcomings were identified in customer due diligence to prevent financial economic crime at ING Netherlands in the period

2018 ING Group Annual Report on Form 20-F	57

investigated (2010-2016). This had a big impact in the form of the €775 million penalty. It was a failure to meet the standard of integrity that we set for ourselves – and more importantly – a failure to live up to the expectations of our customers and society.

We are committed to conducting our business with integrity and are taking robust and structural measures to restore trust in ING. These measures aim to strengthen the way we manage compliance risks and to improve compliance risk management across the bank.

Platform thinking

Banks are operating in a rapidly changing environment marked by new competitors, new customer expectations, increased regulation and higher capital requirements. At the same time, persistent low interest rates put pressure on our savings business model. We therefore have to find new ways to be relevant to our customers. Open banking offers opportunities here. By partnering with others or developing our own digital platforms, we can offer customers new and complementary services that go beyond banking – and create new revenue streams for ING.

For example, in February, ING acquired a 90 percent stake in Dutch digital real estate platform Makelaarsland, which connects home buyers and sellers directly, without the need for a real-estate broker. We teamed up with insurer AXA in June to offer customers personalised insurance services in a clear and easy way via the ING mobile app. And we announced partnerships with SME lending platforms FinCompare in Germany and Funding Options in the Netherlands, empowering small and medium-sized businesses with more financing options than a conventional bank loan.

Also in June, we announced the expansion of our open banking platform Yolt to France and Italy. Yolt is a smart money app that helps users to manage their personal finances with a one-stop overview of their accounts at most major banks. It was launched in the UK in June 2017 and now has more than 500,000 registered users.

Similarly, for our Wholesale Banking clients the Bank Mendes Gans (BMG) platform aggregates all the business companies do with different banks, not just ING. In 2018, we added new functionalities to the platform allowing clients to complete the KYC onboarding process online and arrange their own automated transfers between accounts to better optimise their cash flow.

On the Wholesale Banking side we invested €7.5 million in Cobase, an international multibank platform that allows corporate clients to manage multiple bank accounts and arrange payments, cash management and treasury services in one place. Since its  commercial launch it has accelerated new clients and bank connections, attracting more than 10 beta clients in its first four months, adding to its paying client base. Cobase was included in the CB Insights 2018 Fintech 250 list of the most promising fintech companies. And in January, we acquired 75 percent of international payments platform Payvision, which facilitates more than 80 payment methods in 150 currencies, giving corporate customers more options for making international payments. This is an important step towards becoming the preferred platform for business customers and strengthens ING’s digital payments business, especially in e-commerce.

In addition, we are teaming up with fintechs to develop open-source blockchain-based platforms that will disrupt banking as we know it (see Blockchain section below).

Open banking

2018 ING Group Annual Report on Form 20-F	58

In January 2018, the second Payment Services Directive (PSD2) came into effect in Europe, opening up the financial services space to non-banks. It gives consumers and businesses more choice in the service provider they use to pay bills, online purchases or analyse their spending. They don’t have to use their own bank anymore – but their bank is obliged to give these third parties access to their customers’ accounts to facilitate the payments.

At the same time, banks have a duty of care – and a legal obligation – to protect their customers’ privacy under the General Data Protection Regulation (GDPR), which came into force in Europe May. In 2018, ING updated its privacy statement globally, empowering customers to take control of their own data in line with GDPR. It lets people choose what information they share and with whom. Although GDPR should have created a level playing field across the EU, we’ve noticed this is not necessarily the case. Local interpretations of the laws in different countries have made it more challenging to apply one global policy, as do their differing views

Improving the customer experience

Throughout 2018 we continued to empower our customers with better solutions and we innovated for the future. To speed up the path to market for disruptive ideas that will benefit clients we also partner with others (see the ‘Innovation and transformation’ chapter).

Improving the way retail customers contact us, we introduced Contact Centre 2.0. This is a cloud-based platform that can switch between channels to give customers the same experience whatever way they get in touch. It provides support by video chat, WhatsApp and telephone. Launched in the Netherlands, Belgium and the Czech Republic in 2018, it will be rolled out in a further 12 countries by the end of 2020.

ING Global Index Portfolios, is a new low-cost and easy-to-use investment product that gives customers an alternative to savings accounts. Developed jointly in the Netherlands, Austria, Germany, Belgium and Luxembourg, it expands our retail offering in these markets.

To help Wholesale Banking clients stay a step ahead we implemented our new Strategic Proposition Opportunity Tool (SPOT) in June. Using real-time data and self-adjusting algorithms it identifies potential business opportunities for clients in areas such as debt and equity capital markets, mergers and acquisitions, capital structuring and working capital solutions. With these data-driven insights we can enhance our advisory value proposition.

Another data-driven tool Katana Lens, which we introduced in October 2018. It uses predictive analytics to help bond investors find and compare interesting trades. It was co-created with Dutch pension fund PGGM and is the second Katana tool developed by ING. The first was for bond traders. Initial results show faster pricing decisions for 90 percent of trades and a 25 percent reduction in trading costs.

And we partnered with Italian fintech Axyon to bring the power of artificial intelligence to the syndicated loans market. The SynFinance platform uses an algorithm to predict investor participation in a pending syndicated loan.

Another service for Wholesale Banking clients is Covenant Monitoring, which uses scanning and natural language processing to track loan performance. This has been introduced globally across Wholesale Banking.

To help buildings become more energy-efficient, ING Real Estate Finance introduced the ING Energy Robot in June. Using algorithms linked to a ‘smart’ energy meter, it can detect when energy is being wasted in a building (e.g. lights left on after hours) and identify up to 15 percent of energy-saving opportunities. With some 30,000 buildings in our Dutch Real Estate Finance portfolio, this could save up to €30 million in energy costs and 92,000 tonnes of CO2 emissions annually in the Netherlands alone. The ING Energy Robot is the next step following on from the digital online sustainability scan tool launched in 2016.

2018 ING Group Annual Report on Form 20-F	59

Blockchain

Distributed ledger technologies are disrupting the financial industry, making traditional paper-based processes more efficient and secure. ING contributes to the evolution of this nascent technology both by working with partners like the R3 consortium and Enterprise Ethereum Alliance and through our own in-house research. This approach led to a number of blockchain breakthroughs in 2018.

These include one of the first legally binding securities lending transactions on a blockchain with fintech HQLAx. HQLAx used R3’s Corda open-source blockchain platform to swap baskets of securities worth €25 million between ING and Credit Suisse. This solution enables financial institutions to manage their buffers of high-quality liquid assets more efficiently, for example for regulatory purposes, and helps market participants redistribute liquidity more efficiently.

Building on the success of ING’s Easy Trading Connect platform, which demonstrated the potential of blockchain to revolutionise energy and soft commodities trading, is komgo. Launched in Geneva in 2018, it digitalises the processes involved in the financing of commodity trades, such as know your customer and letters of credit, making them simpler and more trustworthy. Originating in ING Labs, we are one of 15 partners involved in its development.

In November, ING and HSBC conducted a second successful live trade finance transaction on the Voltron blockchain platform, which is built on R3’s Corda platform. The transaction covered a polymers shipment from India to Peru and was completed in just 24 hours compared to the standard five to 10 days. It follows the pilot in May with agrifood trading giant Cargill.

In October, we open-sourced our zero-knowledge set membership (ZKSM) solution to tackle the challenge of privacy on the blockchain. ZKSM allows alphanumeric data to be shared without identifying personal details. So for example, it can validate that someone lives in a European Union country without revealing which one, or that a new mortgage applicant’s salary falls within a required range without revealing the exact figure.

To close the year, ING completed a live commercial paper transaction on a new euro debt application, built on R3’s Corda platform. We participated as the dealer and escrow agent in the issuance of €100,000 notional with a one-day maturity, together with Natixis, Rabobank and Commerzbank.

Responsible finance

ING is committed to contributing to a low-carbon and self-reliant society, both through our own efforts and by helping our clients to be more sustainable. As a bank, we make the most impact through our financing, via the loans we provide to clients. This is why we announced in September that we are steering our €600 billion lending portfolio towards meeting the well-below two-degree goal of the Paris Climate Agreement. Our strategy to get there is called the Terra approach.

To help us accurately measure our portfolio we co-developed a measurement approach with the 2˚ Investing Initiative, a global think tank developing climate metrics in financial markets. It looks at the technology shift that’s needed across certain sectors to slow global warming and then measures this against the actual technology clients are using – or plan on using in the future. This is where financing comes in – and ING can have an impact. The measurement approach uses science-based scenarios developed by independent organisations like the International Energy Agency to tell us what needs to shift, by how much and by when.

2018 ING Group Annual Report on Form 20-F	60

This approach is easier for clients too, as they won’t be required to provide any additional data themselves – we draw client data from global databases that track public and private companies worldwide in the sectors with the biggest influence on greenhouse gas emissions. These include energy (oil & gas, renewables and conventional power), automotive, shipping & aviation, steel, cement, residential homes (mortgages) and commercial real estate.

Each sector requires a custom approach. For some sectors this still needs to be refined further. ING is working on this. We’re also working on bringing other banks on board in the belief that an industry-wide standard will increase transparency and be more effective. In December 2018, the global banks BBVA, BNP Paribas, Société Générale, and Standard Chartered joined ING in committing to align their loan portfolios with global climate goals using a similar approach.

Fighting climate change

The Terra approach is complemented by the other ways we work to combat climate change. We have committed to reducing our thermal coal exposure to close to zero by 2025 and aim to double our Climate Finance portfolio by 2022 compared to 2017. We’ll do this by funding projects that advance renewable energy, energy efficiency and the circular economy. We’ve also committed to doubling Social Impact financing for projects that lead to affordable housing, or improved infrastructure, for example, and to double lending to environmental, social and governance (ESG) industry leaders, all by 2022 compared to 2017.

We were well on track in 2018. Climate Finance rose 11 percent to €16.5 billion, Social Impact financing was 73% higher at €774 million and lending to ESG industry leaders grew by 29% to €7.1 billion.

In 2018, we financed the first offshore wind farm in Asia, which will help Taiwan reduce its reliance on coal and nuclear power, and we helped refinance Italy’s largest solar panels operator. In Austria, ING was the only bank invited to advise the Austrian government on developing a more active green-finance market. And in November, we issued ING’s second-ever own green bonds, raising €2.6 billion to fund a portfolio of green loans for renewable energy and green buildings.

That said, we do still finance clients in the oil and gas industry. ING has already taken a big step in committing to zero exposure to thermal coal – the most polluting fossil fuel.  But the world still relies on fossil fuels for power because as yet there’s not enough renewable energy being generated to meet the global demand. Nor is there an affordable and efficient way for storing it. This is both a challenge to find the right balance between stopping financing for certain things and increasing finance to others, and an opportunity for us to enter into strategic dialogues with clients to influence change. We talk about the challenges they face and help them identify ways to address these.

Deepening our commitment to responsible finance, we introduced a made-to-measure sustainability improvement loan. It links the interest rate of the loan directly to the borrower’s own sustainability targets rather than to an external rating (as was the case with the sustainable Philips loan we pioneered in 2017) and considers their overall ESG (environmental, social and governance) performance. We issued several of these loans in 2018, including to recycling company Renewi, nutrition and diversified chemicals company Royal DSM and real-estate company Gecina. The Gecina transaction was named bank loan of the year in 2018 by Property Investor Europe, the first time it’s been awarded to a sustainable loan in the Real Estate Finance sector.

To help young companies active in areas such as the energy transition, circular economy and water, ING launched Sustainable Investments in January 2018. With this we committed €100 million to support scale-ups that don’t yet fulfil the criteria for all-in senior financing. The first recipients include Exasun, maker of solar roof tiles, and Black Bear Carbon, which recycles old tyres into smartphone covers and pen ink.

2018 ING Group Annual Report on Form 20-F	61

And, as almost half of our loan book consists of mortgages, we announced that we are taking action to make our mortgage portfolio energy-positive. This means the homes in this portfolio will collectively produce more energy than they consume. To this end we are developing retail products, tools and services to help homeowners make their houses more sustainable. As houses generally account for about 20 percent of CO2 emissions, we believe this could have a meaningful impact in the fight against climate change. At the same time it will help our customers to lower their CO2 footprint and energy bill. We will start in our three biggest markets in the Netherlands, Belgium and Germany in early 2019. While we already provide ‘green’ mortgages in Germany through development bank KfW, customers can use the new products to finance solar panels, for example, or insulate their homes. To help raise awareness, consumers in the Netherlands can check the energy profile of their homes on our website and see the options and financing available to improve this.

Alongside the growing number of green loans and bonds, ING marked a significant first in November 2018 with Asia’s first social-covered bond. The proceeds of the €500 million bond will be used by the Korea Housing Finance Corporation to extend accessibility to affordable housing in South Korea.

To take sustainable finance further in the business we have set up regional Sustainable Finance teams in the Americas and Asia to support our clients in these regions. In October, ING hosted two sector-specific sustainability panels in New York. The first addressed the ‘greening’ of America’s data centres with representatives from several major tech companies. The second was focused on the aviation industry.

Sustainable assets under management

We can help our customers accelerate the transition to a sustainable world through sustainable investing. ING provides investment solutions that have a positive impact on society and the environment.

In 2018, ING signed up to the United Nations Principles for Responsible Investment, committing us to incorporate environmental, social and corporate governance issues into our investment decisions, policies and processes.

ING offers responsible investment solutions to clients in Belgium, Luxembourg, Germany and the Netherlands. Sustainable assets under management (SAuM) can be dedicated portfolios, structured products or investment funds, and cover all asset classes. In 2018, we developed one overall ING approach and strategy covering dedicated portfolios, structured products and investment funds in all asset classes.

We see a growing demand and opportunity for sustainable investment in the market and have an ambition to grow our sustainable assets under management (SAuM, which were €6.3 billion at the end of 2018 (2017: EUR 4.8 billion.) This represents five percent of ING’s total assets under management.

Self-reliant society

We believe empowering people to become financially self-reliant contributes to a healthy economy and helps drive social progress. This means equipping people to make financial decisions now and in the future.

In addition to clear and easy products and services, it’s about providing people with the right information and tools to be financially self-sufficient. This could be financial loans, such as microfinance for SME clients in Turkey, as well as education and research. In line with ING’s own digital ambitions, ING in Turkey extended its financial literacy

2018 ING Group Annual Report on Form 20-F	62

programme to promote science and maths at school, encouraging youngsters to innovate and become digitally savvy.

Local empowerment initiatives include the Schuldenlab in the Netherlands, which brings together government, business and NGOs to address problematic debt, a growing social problem affecting 1.4 million Dutch households. ING in the Netherlands also supports the Jongeren Persectief Fonds (Youth Perspective Fund) to help young people get out of debt, and Hack your Future, which trains refugees as software developers. Through websites such as Italy’s VoceArancio and CommunityArancio (over 23,000 members), and Aktion pro Aktie in Germany, we provide tools to help customers make informed decisions, while in Belgium we offer tools such as an audible card reader help to make banking accessible to everyone.

ING’s YouTube channel became the fifth brand in Poland to reach more than 100 million views. Its latest series ‘Straight on the money’, in cooperation with Google, provides straightforward answers to the money questions Polish people most commonly search for online. The videos were watched 1.6 million times in the first five months and helped the channel to attract over 100,000 subscribers.

During Global Money Week in March, colleagues around the world volunteered to return to the classroom to teach children about money matters. A social media campaign in Belgium and the Netherlands in 2018 sought to engage youth to think about their financial future, while in Australia the Orange Everyday Youth account empowers teens to take control of their money.

As a result of our financial empowerment interactions, 25 million people (66 percent of our customer base) felt financially empowered in 2018. In 2017, this was 25.4 million or 69 percent. Our ambition for 2022 is to for 32 million customers to feel financially empowered by ING (changed from 34 million due to changes in our customer base and updated forecast figures).

In a broader social context, ING again renewed its partnership with UNICEF’s Power for Youth to equip young adults in less-developed countries with financial knowledge and 21st century skills to build a brighter future. The partnership reached 427,000 young people in 2018. To further empower youth for a better future, ING joined the United Nation’s Generation Unlimited partnership in 2018. Its aim is for every young person (and especially girls) to be in education, training or employment by 2030. The partnership provides mentorship and funding to put young people at the forefront of change. ING CEO Ralph Hamers is a member of the board of Generation Unlimited.

Competition

ING is a global financial institution with a strong European base, offering retail and wholesale banking services to customers around the globe. The purpose of ING is empowering people to stay a step ahead in life and in business.

ING’s Retail business serves 38.4 million customers. The Wholesale Banking business serves corporate clients and financial institutions in more than 40 countries worldwide. ING also has stakes in the Bank of Beijing (China), TMB (Thailand) and Kotak Mahindra Bank (India).

In most of our retail markets we offer a full range of banking products and services, covering payments, savings, investments and secured and unsecured lending. Wholesale Banking provides specialised lending, tailored corporate finance, debt and equity markets solutions, working capital, payments and cash management and trade and treasury services.

Our Market Leaders are mature businesses in Belgium, the Netherlands and Luxembourg where we have strong positions in retail and wholesale banking.

2018 ING Group Annual Report on Form 20-F	63

Our Challengers markets are Australia, Austria, Czech Republic, France, Germany, Italy and Spain. Here we’re aiming for a full bank relationship, digitally distributed through low-cost retail platforms like Welcome in Germany and Model Bank in several European markets. We are also using our direct banking experience to grow consumer and SME lending, and our strong savings franchises to fund the expansion of Wholesale Banking in these markets.

Our Growth Markets are businesses with a full range of retail and wholesale banking services in countries with expanding economies and strong growth potential. These include Poland, Romania and Turkey and our stakes in Asia. Here we’re investing to achieve sustainable franchises and will focus on digital leadership by converging to the direct-first model and prioritising innovation.

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

Competition is also coming from new entrants to the financial services market with new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants often rely on new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or faster processes in order to challenge traditional banks.

Fintechs are leveraging easy mobile access, transparency and low cost to compete for lucrative parts of banks’ value chain in areas like payments and instant lending. But the biggest challenge is coming from the Big Tech platforms that are setting the digital standard in terms of customer experience and where people spend more and more of their time when they’re online – to shop, to socialise, for news and entertainment and for a whole range of other needs.

To compete with Big Tech and other platforms, banks will need to become platforms themselves. They will need to offer the same personal, instant, relevant and seamless experience. They will need to be open to become go-to platforms that keep people coming back, offering third-party products and beyond banking services. And they will need to become experts in managing and analysing customer data in order to know the needs and preferences of their customers, create new offers and improve the customer experience.

The Big Tech platforms are not only disrupting banking with their customer experience. They are now directly competing with banks, as in the case of Apple Pay, which is growing rapidly and has expanded to more than 20 countries, WeChat which is lending to consumers and Alibaba’s Ant Financial which now has the world’s biggest money market fund by assets. And with tech platforms now leading the rankings of the world’s largest companies by market capitalization, they have the size and scale to be formidable competitors.

Developments in technology have also accelerated the use of new business models. Examples are new business models in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. A significant competitive development is the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, especially with respect to payment services and products, and the introduction of disruptive technology.

2018 ING Group Annual Report on Form 20-F	64

An important example of this is the newly enacted PSD2 European directive opening the payments market to non-bank entrants. This is causing banks to face an unlevel playing field when competing with new, mainly less regulated, market entrants in a lucrative area that in the past was dominated by banks and other financial services providers.

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

Dutch Regulatory Framework

The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. As far as prudential supervision has not been transferred to the ECB, it is exercised by the Dutch Central Bank (De Nederlandsche Bank or “DNB”), while conduct-of-business supervision is performed by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten or “AFM”). DNB is in the lead with regard to macroprudential supervision. However, the ECB can set higher macroprudential obligations than proposed by DNB.

Global Regulatory Environment

There is a variety of proposals for laws and regulations that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, amendments to Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability). The aggregated impact and possible interaction of all of these proposals are hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives.

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

2018 ING Group Annual Report on Form 20-F	65

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

Another significant change in the regulatory environment is the setting up of the Single Resolution Mechanism (“SRM”), which comprises the Single Resolution Board (“SRB”) and the national resolution authorities and is fully responsible for the resolution of banks within the Eurozone as of 1 January 2016. ING has been engaging already   with the Dutch national resolution authorities and the SRB for a few years with the aim to draw up a resolution plan for ING. ING will continue to work with the resolution authorities to set up a resolution plan for ING. The rules underpinning the SRM could have a significant impact on business models and capital structure of financial groups but at this stage it is not clear what the impact on ING’s banking operations will be.

As a third pillar to the Banking Union, the EU has harmonized regulations for Deposit Guarantee Schemes (DGS).  Main elements are the creation of ex-ante funded DGS funds, financed by risk-weighted contributions from banks.  As a next step, the EU is discussing a pan-European (or pan-banking union) DGS (the European Deposit Insurance Scheme (EDIS)), (partly) replacing or complementing national compensation schemes. The progress on the EDIS proposal is slower than expected; this proposal as well as certain accompanying risk reduction measures are still being discussed in the European Parliament and in the Council.

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

Among other things, the Dodd-Frank Act and regulations enacted thereunder required swap dealers to register with the Commodity Futures Trading Commission (the “CFTC”, the primary swaps regulator in the U.S.) as ‘swap dealers’    and be subject to CFTC regulation and oversight. The ING subsidiary, ING Capital Markets LLC, is registered as a swap dealer. As a registered entity, it is subject to business conduct, record-keeping and reporting requirements, as well as capital and margin requirements. In addition to the obligations imposed on registrants, such as swap dealers, reporting, clearing, and on-facility trading requirements have been imposed for much of the off-exchange derivatives market. It is possible that registration, execution, clearing, margin and compliance requirements will increase the costs of and restrict participation in the derivative markets. These rules (as well as further regulations, some of which are not yet final) could therefore restrict trading activity, reducing trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these   markets.

2018 ING Group Annual Report on Form 20-F	66

The Dodd-Frank Act also impacts U.S. banks and non-U.S. banks with branches or agencies in the United States, primarily through the Volcker Rule and the enhanced prudential standards of Section 165 of the Dodd-Frank Act.  Because ING Bank does not have a U.S. banking presence, these provisions do not currently apply to ING.

The Dodd-Frank Act also created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the U.S. financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important non-bank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-U.S. companies. ING has not been designated a systemically significant non-bank financial company by FSOC and such a designation currently is unlikely.

Although U.S. legislative and regulatory bodies have taken initial steps over the past year to tailor the regulatory regime created under Dodd-Frank, Dodd-Frank continues to impose significant requirements on us, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors—We operate in highly regulated industries. Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations governing our business may reduce our profitability”.

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

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio was phased in over 2014-2018. The Committee's package of reforms, collectively referred to as the “Basel III” rules, will , among other requirements, increases the amount of common equity required to be held by subject banking institutions, prescribes the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks are required to hold a “capital conservation buffer” to withstand future periods of stress such that the required common equity Tier 1 ratio, when the buffer is fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III strengthens the definition of capital that will have the effect of gradually disqualifying many hybrid securities during the years 2013-2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012 and full implementation is targeted for 2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Banks ” (“G-SIBs”), since 2011, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-SIB”) since 2011.

2018 ING Group Annual Report on Form 20-F	67

For European banks these Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements have been gradually tightened, mostly before 2019, until the Basel III migration process will be completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. DNB requires the largest Dutch banks, including ING Group, to build up a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G-SIB and D-SIB buffers mentioned above.

In November 2016, the EC proposed certain reforms to further strengthen the resilience and resolvability of EU banks, aimed at capital requirements on the one hand (the CRR and CRD IV) and recovery and resolution on the other (the BRRD and SRMR). In December 2018, the European Parliament and the Council came to a political agreement on this ‘EU banking reform package’, but further technical talks to finalise the text are yet to be held before a final agreement can be reached.

DNB, our home country supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II and Basel III Frameworks. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local implementation of Basel requirements as well. ING uses the Advanced IRB Approach for credit risk, the Internal Model Approach for its trading book exposures and the Advanced Measurement Approach for operational risk. As of 2009, a Basel I floor of 80% of Basel I RWA has been applicable. A small number of portfolios are still reported under the Standardized Approach (ie ‘non-model approach’).

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio to be phased in over 2014-2018. The Committee's package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage. Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the required common equity Tier 1 ratio, when the buffer is fully phased in on 1 January 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III will strengthen the definition of capital that will have the effect of gradually disqualifying many hybrid securities during the years 2013-2022, including the hybrids that were issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements (for example, for credit value adjustments (“CVAs”) and illiquid collateral) as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (“FSB”) published measures that would have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more intensive and effective supervision of, “systemically important financial institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial institutions. The implementation of these measures began in 2012 and full implementation is targeted for

2018 ING Group Annual Report on Form 20-F	68

2019. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important Banks ” (“G-SIBs”), since 2011, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-SIB”) since 2011.

For European banks these Basel III requirements have been implemented through the Capital Requirement Regulation (CRR) and the Capital Requirement Directive (“CRD IV”). The Dutch CRD IV Implementation Act has led to significant changes in the Dutch prudential law provisions, most notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements will be gradually tightened, mostly before 2019, until the Basel III migration process is completed in 2022. While the full impact of the new Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. DNB requires the largest Dutch banks, including ING Group, to build up a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G-SIB and D-SIB buffers mentioned above.

In November 2016, the EC proposed certain reforms to further strengthen the resilience and resolvability of EU banks, aimed at capital requirements on the one hand (the CRR and CRD IV) and recovery and resolution on the other (the BRRD and SRMR). In December 2018, the European Parliament and the Council came to a political agreement on this ‘EU banking reform package’, but further technical talks to finalise the text are yet to be held before a final agreement can be reached.

Regulatory Developments

The Group’s IFRS 9 implementation was completed in the first quarter of 2018. The impact on ING Group’s CET1 ratio, taking into account the existing regulatory provision shortfall and before any transition relief, was, a reduction of 20 bps. This was mainly caused by the change in the classification and measurement of a portion of the portfolio invested in liquid assets.

As of 1 January 2022, the first stage of Basel IV (revised Internal Rating-Based Approach) will come into effect. Based on the current estimates, without management actions this is expected to potentially increase RWA by roughly 15-18% on a fully loaded basis, of which around 80% is expected as per implementation date.

ING will strive to meet a post Basel IV CET1 ratio ambition of around 13.5% and, as before, it will continue to execute its strategy for its clients and to aim at delivering growth at good returns.

Requirement and guidance for 2018 Pillar 2 requirements

One specific element of Basel III is the possible restriction on distributable items. This limits the ability of the bank to pay dividends, hybrid coupons and/or management remuneration if its capital drops below the sum of its Pillar 1, Pillar 2 and combined buffer requirements, often referred to as the Maximum Distributable Amount (MDA) trigger. The Pillar 2 requirement in the supervisory review and evaluation process (SREP) 2018 decision is split into:

•              Pillar 2 requirement (P2R), which is binding and therefore breaches have direct legal consequences.

•              Pillar 2 guidance (P2G), which is not legally binding and therefore a breach does not automatically trigger regulatory action.

2018 ING Group Annual Report on Form 20-F	69

By providing guidelines regarding the SREP, the European Banking Association (EBA) gives further direction for the internal capital adequacy assessment process (ICAAP) and enhancement of the capital management framework.

Bank recovery and resolution directive

Since its adoption by the European Parliament in 2014, the Bank recovery and resolution directive (BRRD) has become effective in all EU countries after transposition into national law, including in the Netherlands. The BRRD aims to safeguard financial stability and minimise the use of public funds in case banks face financial distress or fail to comply with the BRRD. Banks across the EU need to have recovery plans in place and need to cooperate with resolution authorities to determine, and make feasible, the preferred resolution strategy.

ING has had a recovery plan in place since 2012. The plan includes information on crisis governance, recovery indicators, recovery options, and operational stability and communication measures. The plan enhances the bank’s readiness and decisiveness in case of a financial crisis. The plan is updated annually to make sure it stays fit for purpose. The completeness, quality and credibility of the updated plan is assessed each year by ING’s regulators.

The Single Resolution Board (SRB) confirmed to ING in 2017 that a single-point-of-entry (SPE) strategy is ING’s preferred resolution strategy, with ING Groep N.V. as the resolution entity.

In 2018, ING Group received a formal notification from De Nederlandsche Bank (DNB) of its binding minimum requirement for own funds and eligible liabilities (MREL). The MREL requirement has been established to ensure that banks in the European Union have sufficient own funds and eligible liabilities to absorb losses in the case of potential bank failure. The MREL requirement is set for ING Group at a consolidated level, as determined by the Single Resolution Board (SRB). This MREL requirement has been set at 10.89% of total liabilities and own funds.

ING has been replacing, and will continue to replace, maturing ING Bank N.V. debt with ING Groep N.V. instruments. In order to build up our MREL capacity, ING Groep N.V. issued multiple transactions (excluding above mentioned Tier 2 issuances) for a total amount of €11.5 billion in 2018. These transactions will not only allow us to support business growth, but will also help to meet future MREL and TLAC requirements with ING Groep N.V. instruments only.

The total loss absorbing capacity (TLAC) requirement as set by the Financial Stability Board is in the process of being implemented in EU regulations through amendments to the Capital Requirements Regulations. Once implemented in EU regulation, as a global systemically important institution (G-SII) ING is expected to meet the TLAC requirement alongside the other minimum regulatory requirements set out in EU regulation. The TLAC requirement is expected to consist of 16% of the resolution group’s risk weighted assets (TLAC RWA Minimum) and 6% of the leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum), excluding buffer requirements, as of 1 January 2019. From 1 January 2022 TLAC is required to be at least 18% of the resolution group’s risk weighted assets and 6.75% of the leverage ratio denominator.

Stress testing

Stress testing is an integral component of our risk and capital management framework. It allows us to (i) assess potential vulnerabilities in our businesses, business model, and/or portfolios; (ii) understand the sensitivities of the core assumptions in our strategic and capital plans; and (iii) improve decision making through balancing risk and return.

In addition to running internal stress test scenarios to reflect the outcomes of the annual risk assessment, ING also participates in regulatory stress test exercises. ING participated in the 2018 EU-wide stress test conducted by the EBA in cooperation with the European Central Bank (ECB), the Dutch central bank (DNB), the European Commission and the European Systemic Risk Board (ESRB). The adverse stress test scenario was developed by the ECB and covers a three-year time horizon (2018-2020). The stress test was carried out applying a static balance sheet

2018 ING Group Annual Report on Form 20-F	70

assumption as of December 2017, and therefore does not take into account current or future business strategies and management actions. The results also reflect the impact of IFRS 9 for determining loan loss provisions in adverse circumstances.

The results of the EBA stress test reaffirmed the resilience of our business model and the strength of ING’s capital base. Our commitment to maintain a robust, fully-loaded Group common equity Tier 1 (CET1) ratio in excess of prevailing requirements remain. Under the hypothetical baseline scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 of 13.99% in 2020. Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 ratio of 10.70% in 2020 without management actions.

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

Anti-Money Laundering Initiatives and countries subject to sanctions

Combating money laundering and terrorist financing has been and will be a major focus of governmental policy towards financial institutions. Applicable bank regulatory authorities are imposing, and industry groups and participants are adopting, heightened standards, and law enforcement authorities have been taking a more active role in prosecuting potential violations.

The fifth Anti-Money Laundering Directive (5th AMLD) was adopted by the EU Parliament on 19 April 2018 and published in the EU Official Journal on 19 June 2018. EU member states have to transpose the 5th AMLD into their local laws and regulations by 10 January 2020. The main changes brought by the 5th AMLD: (i) enhance the powers of EU financial intelligence units and facilitate increased transparency regarding who really owns companies and trusts by establishing beneficial ownership registers; (ii) prevent risks associated with the use of virtual currencies for terrorist financing and limit the use of prepaid cards; (iii) improve the safeguards for financial transactions to and from high-risk third countries; (iv) enhance the access of financial intelligence units to information, including centralised bank account registers; (v) ensure centralised national bank and payment account registers or central data retrieval systems in all member states.

FEC/KYC

In September 2018, ING was impacted by the €775 million settlement agreement with the Dutch Public Prosecution Service related to the previously disclosed criminal investigations that found serious shortcomings in the execution of customer due diligence requirements to prevent financial economic crime at ING Netherlands in the period investigated (2010-2016). Read more on ing.com.

The implementation and execution of policies and procedures related to anti-money laundering (AML) is an ongoing activity. In addition, ING has taken a number of specific measures to strengthen its management of compliance risks and address the root causes of the shortcomings. These measures are being implemented as part of the bank-

2018 ING Group Annual Report on Form 20-F	71

wide, global Know Your Customer (KYC) Enhancement Programme, a multi-year improvement programme with integral steering. This specific programme was officially launched early in 2017 and is expected to run until end-2020. ING is committed to periodically providing the Dutch central bank (DNB) with regular updates on the progress made.

The KYC Enhancement Programme encompasses all client segments in all ING business units, leveraging on experiences from the enhancement programme already started in the Netherlands. The programme consists of three parts: (a) look-back analysis on past deficiencies in post-transaction monitoring. The look-back analysis consists of screening of transactions executed in the past. In case unusual transactions are identified, ING is committed to following the applicable reporting process; (b) enhancement of customer due diligence files with the aim to document sufficiently the knowledge the bank has about its clients in the line with past and new requirements; (c) structural solutions that should support getting sustainably better in addressing money laundering risks in our portfolio and complying with laws and regulations.

The structural solutions comprise five pillars:

•                    Development and global roll-out of KYC risk appetite statements, KYC risk assessments on clients, capability structure and maturity assessments. Setting acceptance criteria based on which clients are on-boarded, transactions are processed or taxes are withheld. This pillar covers also the use of a uniform risk assessment methodology for KYC-related integrity risks and a common taxonomy to measure effectiveness.

•                    Development and global roll-out of a bank-wide KYC digital service platform, including processes and tooling around CDD, screening and workflow management. This includes the fulfilment of the client acceptance and maintenance life cycle within one global digital platform. All required screening components (name screening, pre-transaction screening, adverse media screening) will be incorporated into the client acceptance due diligence process. Once a customer is onboarded, ongoing screening and monitoring of transactions can then be activated.

•                    Translation of risk assessment outcomes into scenarios and alert definitions that can be applied in transaction monitoring. This includes the design and definitions of the applicable financial economic crime (FEC) and client activity monitoring (CAM) scenarios per entity, the building of the alert definitions (including data feeds) and migration to a central tool where relevant and possible, and validating and testing the approach from risks to alerts.

•                    Set up central KYC organisation that defines standards and drives global execution and improvements. This includes the set-up of the new KYC organisation now in place. As of 4Q 2018, we have strengthened the KYC governance by including the heads of the business lines in the KYC Committee. Going forward we will further develop the global KYC function to ensure structural embedding of standardised and uniform ways of working, with regular improvement cycles and support of advanced technologies and insights.

•                    Develop and rollout KYC communication and awareness initiatives and set up a behavioural risk department that performs risk assessments. In its internal communications, ING has made it clear that non-financial risk and compliance are just as important as financial risk and need to be embedded in ING’s DNA. An online training module to enhance awareness of KYC was rolled out to all employees worldwide. MBB members spent a considerable amount of time engaging with staff to explain and discuss our responsibility as gatekeepers of the financial system. In these meetings, the impact of the settlement, the root causes, the shortcomings and our commitment and efforts to enhance were discussed. ING started behavioural risk assessments during which more than 100 interviews were held and more than 200 surveys were done to understand better how people, teams and departments interact and work together. Based on these insights, actions for improvement will be considered.

2018 ING Group Annual Report on Form 20-F	72

ING recognises that fighting Financial Economic Crime requires close cooperation with other banks and supervisory and regulatory authorities. ING is therefore working with the Dutch Banking Association (NVB) and the Dutch central bank (DNB) on harmonising efforts in the fight against FEC and participates actively in various working groups and project teams in this area. As such, ING actively participates in public-private partnerships to combat FEC, such as participating in the FEC Council PPS (‘FEC-RAAD Public Private Cooperation’) in which Dutch authorities and financial institutions cooperate on supervision, control, prosecution or investigation with financial sector parties to strengthen the integrity of the sector. This is done by means of preventative action to identify and combat threats to integrity. ING believes that introducing clear accountabilities and standard processes across the financial industry will allow ING to manage and control KYC activities and integrity risks more effectively.

As previously noted, in connection with the above-mentioned investigations ING also received information requests from the US Securities and Exchange Commission (SEC). ING has received a formal notification from the SEC that it has concluded its investigation and, based on the information at that time, the Division of Enforcement does not intend to recommend SEC enforcement action against ING.

On 25 July 2018, the 4th anti money-laundering directive was implemented into the Dutch act on the prevention of anti-money laundering and financing of terrorism (Wet ter voorkoming van witwassen en terrorismefinanciering; Wwft).

The ING Bank Financial Economic Crime Policy and Minimum Standards (FEC Policy, as of January 2019 part of a new, broader KYC policy) have been updated to, amongst other things, reflect the amendments to the Wwft  and, more generally, reflect relevant national and international laws, regulations and industry standards. All client engagements, products and services of all majority owned ING Bank businesses (or business entities) and businesses under ING Bank’s management control are in scope of the ING Bank FEC Policy. The requirements in the ING Bank FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING Bank as Ultra High Risk Countries (UHRC). The effectiveness of those controls is reviewed periodically.

Management of ING Bank entities also maintain local procedures designed to enable them to comply with both local laws and regulations and the ING Bank FEC Policy.

Countries subject to sanctions

As a result of frequent evaluation of all businesses from economic, strategic and risk perspective ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries are Cuba, Iran, North Korea, Sudan and Syria.

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

2018 ING Group Annual Report on Form 20-F	73

ING Bank maintains a limited legacy portfolio of guarantees, accounts, and loans that involve various entities with a connection to Iran. These positions remain on the books but certain accounts related thereto are ‘frozen’ where prescribed by applicable laws and procedures and in all cases subject to increased scrutiny within ING Bank. Specifically, ING Bank has controls in place to monitor transactions related to these accounts. ING Bank may receive loan repayments, duly authorised by the relevant competent authorities where prescribed by applicable laws. For the calendar year 2018, ING Group had revenues of approximately USD 67,321, ING Group estimates that it had a net profit of approximately USD 14,399.

In 2018, the EU updated its blocking regulation in response to the U.S. withdrawal from the Joint Comprehensive Plan of Action. The EU revised this regulation to shield its companies from U.S. sanctions on Iran, in part by prohibiting European companies from complying with the sanctions the EU considers to be “extraterritorial” in nature.

The Ukraine-/Russia-related sanctions imposed by both the US and the EU remained in force in 2018. New sanctions regarding amongst others Russia were added pursuant to the Countering America's Adversaries Through Sanctions Act (“CAATSA”), including the listing of certain Russian companies and individuals as specially designated nationals.

Also in 2018, the UN, EU and the US sanctions regarding the Democratic People’s Republic of Korea (North Korea) remained in place, resulting in an effective exclusion of North Korea from the global financial system. ING Bank has maintained a policy not to enter into new relationships with clients from North Korea, and not to participate in transactions that involve North Korean parties.

With a view to these ongoing developments ING continuously evaluates its sanctions compliance controls to respond to risks of new or expanding sanctions regimes.

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

For information on property, plants and equipment, reference is made to Note 9 ‘Property and equipment’, for information on operating leases reference is made to Note 46 ‘ Contingent liabilities and commitments’ and for information on investment properties reference is made to Note 11 ‘ Other assets’ of Note 2.1 to the consolidated financial statements.

2018 ING Group Annual Report on Form 20-F	74

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

Financial environment

Global economic growth more uneven

Brexit negotiations took place throughout 2018 and the year ended without a ratified agreement on how the UK would leave the EU. ING continued to take steps throughout 2018 to prepare for various options, such as applying for a banking licence in the UK, taking actions for contract continuity and working to establish alternatives in the EU for those euro clearing activities that are expected to move from London following Brexit.

Economic growth in some key emerging markets (China, Turkey, Argentina) slowed as trade-restrictive measures increased, financial conditions tightened, and in light of country-specific and geo-political factors.

Financial conditions slightly tighter

As economic momentum in the US remained strong, the Federal Reserve continued hiking interest rates. The European Central Bank reduced its asset purchase programme.

Given differences in monetary policy stances and economic developments, longer-term yields increased in the US and, on balance, moved sideways in the eurozone. However, in Italy, uncertainty about the forthcoming budget led to a considerable increase in sovereign spreads. Given our geographical footprint, eurozone rate developments have a larger impact than rate developments in the US.

There was little progress on eurozone reform in 2018 given the diverse political interests involved. It’s clear that the debate on the Economic and Monetary Union is difficult, and progress on the completion of the banking union is slow. We are hoping for progress on the European Deposit Insurance Scheme (EDIS), as it is an absolute requirement

2018 ING Group Annual Report on Form 20-F	75

for finishing the Banking Union. Furthermore, we have concern about making a ‘sovereign debt restructuring mechanism’ part of the criteria for support from the European Stability Mechanism.

The review of EU prudential rules, via CRR2/CRD5 (Capital Requirements Regulation/Capital Requirements Directive) and BRRD2 (Bank Recovery and Resolution Directive), was discussed during 2018 by the Council and the European Parliament. The package includes the introduction of new rules, for instance regarding NSFR (net stable funding ratio), a G-SIB (global systemically important bank) surcharge for the leverage ratio, interest rate risk in the banking book and internal MREL (minimum own funds and eligible liabilities).

US dollar on the rise

Strong economic growth and an associated increase in interest rates contributed to a general US dollar appreciation. Currencies of emerging economies with weaker macroeconomic fundamentals and greater political uncertainty have come under downward pressure, e.g. the Turkish lira. We endeavor to limit the impact of volatility on the profitability of our operations in such emerging markets.

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

Fluctuations in interest rates

Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest re-pricing and maturity profile of assets and liabilities in our balance sheet can affect the future interest earnings and economic value of the bank's underlying banking operations. In addition, changing interest rates may impact the (assumed) behavior of our customers, impacting the interest rate exposure, interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and in some cases negative) interest rate environment in the Eurozone, the stability of future interest earnings and margin also depends on the ability to actively manage pricing of customer assets and liabilities. Especially, the pricing of customer savings portfolios in relation to re-pricing customer assets and other investments in our balance sheet is a key factor in the management of the bank’s interest earnings.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations through the trading activities and because we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income, expenses and foreign investments is denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. Dollar, Pound Sterling, Turkish Lira, Chinese Renminbi, Australian Dollar, Japanese Yen, Polish Zloty, Korean Won, the Indian Rupee, Brazilian Real, Singapore Dollar, Thai Baht and Russian Ruble into euros can impact our reported results of operations, cash flows and reserves from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. FX translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

2018 ING Group Annual Report on Form 20-F	76

Critical Accounting Policies

A number of new or amended standards became applicable for the current reporting period. ING Group changed its accounting policies as a result of adopting IFRS 9 ‘Financial Instruments’. The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9. ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively as of 1 January 2018 by adjusting the opening balance sheet and opening equity at 1 January 2018. ING Group decided not to restate comparative periods as permitted by IFRS 9.

The other standards and amendments, including IFRS 15, had no significant impact on the group’s accounting policies and did not require retrospective adjustments.

Except for the amendment to IFRS 9 regarding prepayment features with negative compensation, ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not yet effective.

For detailed information regarding ING’s accounting policies, including changes in accounting policies, reference is made to 2.1.1 ‘Notes to the accounting policies’ to the consolidated financial statements.

Consolidated result of operations

ING Group’s management evaluates the results of ING Group’s banking segments using a non-IFRS financial performance measure called underlying result. To give an overview of the underlying result measure, we also present consolidated underlying result before tax and underlying net result. Underlying figures are derived from figures determined in accordance with IFRS-IASB by excluding the impact of special items, adjustment of the EU ‘IAS 39 carve-out’, Insurance Other, and result from discontinued operations. Special items consist of items of income or expense that are significant and arise from events or transactions that are clearly distinct from ordinary operating activities. The adjustment of the EU ‘IAS 39 carve-out’ refers to the fact that ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve-out” version of IAS 39. No hedge accounting is applied to these derivatives under IFRS-IASB. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

While items excluded from underlying result are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying net result is relevant and useful for investors because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, ING believes that trends in the underlying profitability of its segments can be more clearly identified by disregarding the effects of special items and the impact of the IAS39 carve-out adjustment. ING Group believes that the most directly comparable GAAP financial measure to underlying net result is net result. However, underlying net result should not be regarded as a substitute for net result as determined in accordance with IFRS-IASB. Because underlying net result is not determined in accordance with IFRS-IASB, underlying net result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. In addition, ING Group’s definition of underlying net result may change over time.

The section Segment Reporting Banking Operations on the next pages presents the segment results on the basis of the performance measure underlying result.

2018 ING Group Annual Report on Form 20-F	77

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 35 ‘Segments’ of Note 2.1 to the consolidated financial statements.

Group Overview

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for the years ended 31 December 2018, 2017 and 2016:

IFRS-IASB Consolidated Income Statement

Amounts in millions of euros	2018	2017	2016
Continuing operations
Interest income	27,747	43,890	44,182
Interest expense	13,787	30,243	30,941
Net interest income	13,960	13,647	13,241
Net fee and commission income	2,798	2,710	2,433
Investment and Other income	1,566	2,233	2,228
Total income	18,324	18,590	17,902
Operating expenses	10,682	9,829	10,614
Addition to loan loss provisions	656	676	974
Total expenditure	11,338	10,505	11,588
Result before tax	6,986	8,085	6,314
Taxation	2,116	2,539	1,705
Net result from continuing operations	4,869	5,546	4,608
Net result from discontinued operations			441
Non-controlling interests from continuing and discontinued operations	108	82	75
Net result IFRS-IASB	4,761	5,464	4,975

Reconciliation from IFRS-IASB to ING Group’s underlying results

Amounts in millions of euros	2018	2017	2016

Net result IFRS-IASB	4,761	5,464	4,975
-/- Special items [1]	-775	0	-799
-/- Adjustment of the EU 'IAS 39 carve-out'	58	559	324
-/- Insurance Other	90	-52	33
-/- Result from discontinued operations [2]			441
Underlying net result	5,389	4,957	4,976

1.       Special items: settlement agreement with the Dutch authorities on regulatory issues as announced on 4 September 2018 (EUR -775 million, 2018); tax charge of EUR 121 million at ING Australia Holdings Ltd related to the years 2013-2017, for

2018 ING Group Annual Report on Form 20-F	78

which a full reimbursement is expected to be received from NN Group (impact on net result EUR 0 million, 2017); ING Group's digital transformation programmes (EUR -787 million, 2016), Retail Netherlands strategy (EUR -13 million, 2016).

2.        Result from discontinued operations: in 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line Net result from disposal of discontinued operations. Also included in this line, are deferred losses related to former insurance activities.

Year ended 31 December 2018 compared to year ended 31 December 2017

ING posted strong commercial results in 2018, but they were negatively affected by the EUR 775 million settlement agreement with the Dutch authorities on regulatory issues. The net result dropped to EUR 4,761 million from EUR 5,464 million in 2017, primarily due to the settlement agreement which was recorded as a special item. In 2017, there was a special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd, for which a full reimbursement will be received from NN Group. Although the bottom-line impact for ING Bank was nil, it affected both the tax and 'other income' lines. The net result in 2018 also included EUR 58 million increase in fair value changes on derivatives (including a negative impact under net interest income of ending some hedge relationships) related to asset-liability-management activities for the mortgage and savings portfolios in Benelux, Germany and Czech Republic, with the EU carve-out version of IAS 39 applied, while these fair value changes were EUR 559 million in 2017. Insurance Other added EUR 90 million to the net result, compared with a EUR 52 million loss in 2017. Insurance Other mainly comprised the net result on the warrants on Voya Financial and NN Group shares. ING sold its remaining part of warrants on the shares of Voya Financial in March 2018, while the warrant agreement between NN Group and ING was terminated in November 2018.

Underlying net result for 2018 was EUR 5,389 million, an increase of 8.7% from EUR 4,957 million in 2017. Underlying net result is derived from total net result by excluding the impact of special items, adjustment of the ‘EU IAS 39 carve-out’, Insurance Other, and the result from discontinued operations.

Year ended 31 December 2017 compared to year ended 31 December 2016

ING Group posted a strong set of results in 2017, driven by continued lending growth, increased fee income and lower risk costs. The net result rose to EUR 5,464 million from EUR 4,975 million in 2016, which included EUR -799 million of special items after tax (primarily comprising restructuring charges and impairments related to the digital transformation programmes as announced in October 2016), Insurance Other in an amount of EUR 33 million related to a higher valuation of warrants on NN Group and Voya shares compared with the end of 2015 and a EUR 441 million net result from the discontinued operations of NN Group. The net result of 2016 also included EUR 324 million increase in fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic, with the EU carve-out version of IAS 39 applied. In 2017, there was one special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement will be received from NN Group. Although the impact on net result was nil, this special item affected both the ‘taxation’ and 'investment and other income' lines. ING Group’s 2017 net result also included a EUR 52 million loss on the warrants on NN Group and Voya shares, and EUR 559 million fair value changes on derivatives (including a negative impact under net interest income of ending some hedge relationships) according to EU IAS 39 carve-out under IFRS-EU.

Underlying net result for 2017 was EUR 4,957 million, a decrease of 0.4% from EUR 4,976 million in 2016. Underlying net result is derived from total net result by excluding the impact of special items, adjustment of the ‘EU IAS 39 carve-out’, Insurance Other, and the result from discontinued operations.

2018 ING Group Annual Report on Form 20-F	79

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

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 35 ‘Segments’ of Note 2.1 to the consolidated financial statements.

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

ING Group evaluates the results of its banking segments using a non-IFRS financial performance measure called underlying result. Underlying result is derived from result determined in accordance with IFRS-IASB by excluding the impact of special items, adjustment of the ‘EU IAS 39 carve-out’, Insurance Other, and results from discontinued operations.

2018 ING Group Annual Report on Form 20-F	80

The published 2018 Annual Accounts of ING Group includes this financial information in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The segment reporting in the annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale segment, and in the regions the Netherlands, Belgium, Germany and Other Challengers. Reference is made to Note 1 ‘Accounting Policies’ for a reconciliation between IFRS-EU and IFRS-IASB.

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

2018 ING Group Annual Report on Form 20-F	81

Banking Operations

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking to the underlying net result for each of the years 2018, 2017 and 2016.

1 January to 31 December 2018 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total

Underlying income:
- Net interest income	3,488	1,830	1,671	2,690	3,947	290	13,916
- Net fee and commission income	654	371	225	395	1,161	-4	2,803
- Total investment and other income	335	169	76	230	673	-113	1,369
Total underlying income	4,476	2,369	1,972	3,315	5,781	173	18,088

Underlying expenditure:
- Underlying operating expenses	2,165	1,610	1,027	2,033	2,826	247	9,907
- Additions to loan loss provision	-31	164	-27	350	200	-1	656
Total underlying expenditure	2,134	1,774	1,000	2,383	3,026	246	10,563

Underlying result before taxation	2,342	595	972	932	2,755	-72	7,524
Taxation	578	199	324	200	681	47	2,028
Non-controlling interests	0	6	3	80	19	0	108
Underlying net result	1,764	390	646	652	2,055	-119	5,389
Special items						-775	-775
Adjustment of the EU 'IAS 39 carve-out'					58		58
Net result Banking	1,764	390	646	652	2,113	-894	4,672
Net result Insurance Other							90
Net result from continuing operations							4,761
Net result IFRS-IASB							4,761
2018 ING Group Annual Report on Form 20-F	82

1 January to 31 December 2017 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total

Underlying income:
- Net interest income	3,610	1,842	1,704	2,437	3,895	226	13,714
- Net fee and commission income	601	408	215	384	1,108	–3	2,714
- Total investment and other income	257	224	–28	207	919	–301	1,277
Total underlying income	4,468	2,473	1,891	3,028	5,922	–78	17,704

Underlying expenditure:
- Underlying operating expenses	2,212	1,584	1,032	1,919	2,792	290	9,829
- Additions to loan loss provision	13	104	–10	284	284	1	676
Total underlying expenditure	2,224	1,688	1,022	2,203	3,076	291	10,505

Underlying result before taxation	2,243	785	869	825	2,846	–369	7,199
Taxation	566	296	241	188	881	–13	2,160
Non-controlling interests	0	–2	2	67	15	0	82
Underlying net result	1,678	491	625	569	1,950	–356	4,957
Special items						0	0
Adjustment of the EU 'IAS 39 carve-out'					559		559
Net result Banking	1,678	491	625	569	2,509	–356	5,516
Net result Insurance Other							–52
Net result from continuing operations							5,464
Net result IFRS-IASB							5,464
2018 ING Group Annual Report on Form 20-F	83

1 January to 31 December 2016 Amounts in millions of euros	Retail Banking Netherlands	Retail Banking Belgium	Retail Banking Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total

Underlying income:
- Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
- Net fee and commission income	546	385	183	320	1,003	–3	2,433
- Total investment and other income	237	253	51	432	855	–44	1,785
Total underlying income	4,436	2,573	1,923	2,859	5,608	59	17,458

Underlying expenditure:
- Underlying operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
- Additions to loan loss provision	171	175	–18	278	368	0	974
Total underlying expenditure	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	2,668	–219	7,028
Taxation	422	306	315	178	753	2	1,977
Non-controlling interests	0	1	2	60	11	0	75
Underlying net result	1,282	653	738	620	1,903	–221	4,976
Special items	–192	–418	0	–12	–149	–27	–799
Adjustment of the EU 'IAS 39 carve-out'					324		324
Net result Banking	1,090	235	738	608	2,078	–248	4,501
Net result Insurance Other							33
Net result from continuing operations							4,534
Net result from discontinued operations							441
Net result IFRS-IASB							4,975

Year ended 31 December 2018 compared to year ended 31 December 2017

ING’s banking operations posted strong commercial results in 2018, but they were negatively affected by the EUR 775 million settlement agreement with the Dutch authorities on regulatory issues. The net result Banking (including the impact of special items and adjustment of the EU ‘IAS 39 carve-out’) dropped to EUR 4,672 million from EUR 5,516 million in 2017, primarily due to the settlement agreement which was recorded as a special item. In 2017, there was a special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd, for which a full reimbursement will be received from NN Group. Although the bottom-line impact for ING was nil, it affected both the tax and 'other income' lines. The result was negatively affected by a EUR 501 million lower net contribution of fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.

The underlying net result rose 8.7% to EUR 5,389 million in 2018 from EUR 4,957 million in 2017; this was partly caused by a lower underlying effective tax rate supported by the tax reforms in Belgium and the US. Underlying net result is derived from total net result by excluding the impact from special items and adjustment of the EU ‘IAS 39 carve-out’.

The underlying result before tax rose 4.5% to EUR 7,524 million in 2018  from EUR 7,199 million in 2017, primarily driven by continued business growth at resilient interest margins, higher net fee and commission income, and slightly lower risk costs. Commercial performance was strong in 2018. ING grew net core lending (adjusted for

2018 ING Group Annual Report on Form 20-F	84

currency impacts, and excluding Bank Treasury and the run-off portfolios) by EUR 36.6 billion, or 6.4%, and net customer deposits rose by EUR 19.3 billion in 2018. The global retail customer base grew by one million customers to reach 38.4 million over the year, and the number of primary customers rose by 1.1 million to 12.5 million.

Total underlying income increased 2.2% to EUR 18,088 million from EUR 17,704 million in 2017. Net interest income rose 1.5% to EUR 13,916 million, due to an increase of the average balance sheet total, partly offset by a narrowing of the net interest margin to 1.53% from 1.54% in 2017. The increase of the average balance sheet was mainly driven by the continued growth in net core lending and customer deposits. The interest result on customer lending activities increased driven by higher volumes at stable margins. The interest result on customer deposits slightly declined, as the impact of volume growth was more than offset by margin pressure on current accounts (due to lower reinvestment yields); the interest margin on savings stabilized, mainly due to a further lowering of client savings rates in several countries. Net interest income was furthermore negatively affected by a decline in the volatile interest results of Financial Markets. Net fee and commission income rose 3.3% to EUR 2,803 million. The increase was mainly in Wholesale Banking (supported by the inclusion of Payvision as from the second quarter of 2018) and most of the Retail Banking countries, except for Belgium and Turkey. Investment and other income rose to EUR 1,369 million from EUR 1,277 million in 2017, mainly caused by higher valuation results and net trading income, including improved hedge ineffectiveness results, and one-off results. The increase was primarily visible in Retail Banking (excluding Belgium) and the Corporate Line. In Wholesale Banking, investment and other income declined, mainly due a loss recorded on the intended sale of an Italian lease run-off portfolio in 2018, while 2017 included a gain on the sale of an equity stake in the real estate run-off portfolio.

Underlying operating expenses increased 0.8% to EUR 9,907 million from EUR 9,829 million in 2017. In 2018, expenses included EUR 947 million of regulatory expenses up from EUR 901 million in the previous year. Excluding regulatory costs, expenses were up 0.4%, as higher costs for strategic projects and to support business growth, were largely offset by lower performance-related expenses and strict cost management. The underlying cost/income ratio improved to 54.8% from 55.5% in 2017.

The net addition to the provision for loan losses declined 3.0% to EUR 656 million from EUR 676 million in 2017. Risk costs were 21 basis points of average risk-weighted assets, which is well below ING Bank’s through-the-cycle average of 40-45 basis points.

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result Banking (including the impact of special items and adjustment of the EU ‘IAS 39 carve-out’) rose to EUR 5,516 million from EUR 4,501 million in 2016. In 2017, there was one special item related to a EUR 121 million tax charge at ING Australia Holdings Ltd, for which a full reimbursement is expected to be received from NN Group. Although the impact on net result was nil, this special item affected both the ‘taxation’ and 'total investment and other income' lines. Special items in 2016 included EUR -787 million after tax related to the digital transformation programmes announced in October 2016 and EUR -13 million after tax related to earlier announced restructuring programmes in Retail Netherlands. The increase in result was positively affected by a EUR 235 million increase in fair value changes on derivatives (including a negative impact under net interest income of ending some hedge relationships) related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.

The underlying net result declined 0.4% to EUR 4,957 million in 2017 from EUR 4,976 million in 2016. The 2017 underlying net result included a higher underlying effective tax rate. This was mainly caused by the impact of the tax reforms in Belgium and the US, which resulted in a tax charge to record a reduction in deferred tax assets.

2018 ING Group Annual Report on Form 20-F	85

Underlying net result is derived from total net result by excluding the impact from special items and adjustment of the EU ‘IAS 39 carve-out’.

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

Total underlying income increased 1.4% to EUR 17,704 million from EUR 17,458 million in 2016, despite lower one-off gains and volatile items in 2017. The underlying interest result rose 3.6% to EUR 13,714 million from EUR 13,241 million in 2016, due to an increase of the net interest margin to 1.54% from 1.52% in 2016, combined with a slightly higher average balance sheet total. The increase of the average balance sheet was limited as continued growth in net core lending and customer deposits was largely offset by declines in investments and debt securities in issue. The interest result on customer lending activities increased driven by higher volumes at resilient margins. The interest result on customer deposits declined, as the impact of volume growth was more than offset by margin pressure on both savings and current accounts due to lower reinvestment yields and despite a further lowering of client savings rates in several countries. The growth of the interest result was furthermore supported by improved interest results in Bank Treasury and the Corporate Line, with part of the increase being structural due to a gradual redemption of the isolated legacy funding costs. Commission income rose 11.5% to EUR 2,714 million. The increase was recorded in most segments and products, with the relatively strongest growth in the Retail Challengers & Growth Markets. Total investment and other income fell to EUR 1,277 million from EUR 1,785 million in 2016. The decline was mainly caused by lower one-off gains (2016 included among others a EUR 200 million gain on the sale of Visa shares in Retail Banking and releases from revaluation reserves at Corporate Line) and negative hedge ineffectiveness results.

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

2018 ING Group Annual Report on Form 20-F	86

RETAIL NETHERLANDS

Amounts in millions of euros	2018	2017	2016
Underlying income:
Net interest income	3,488	3,610	3,653
Net fee and commission income	654	601	546
Investment income and other income	335	257	237
Total underlying income	4,476	4,468	4,436

Underlying expenditure:
Underlying operating expenses	2,165	2,212	2,560
Additions to the provision for loan losses	–31	13	171
Total underlying expenditure	2,134	2,224	2,731

Underlying result before tax	2,342	2,243	1,705
Taxation	578	566	422
Underlying net result	1,764	1,678	1,282
Special items			–192
Net result	1,764	1,678	1,090

Year ended 31 December 2018 compared to year ended 31 December 2017

Both net result and underlying net result of Retail Netherlands increased by EUR 86 million, or 5.1%, to EUR 1,764 million in 2018 from EUR 1,678 million in 2017. There were no special items in 2018 and 2017.

The underlying result before tax of Retail Netherlands rose 4.4% to EUR 2,342 million from EUR 2,243 million in 2017. This was mainly due to lower risk costs and benefits from the ongoing cost-saving programmes.

Underlying income rose 0.2% to EUR 4,476 million. The interest result was 3.4% lower, mainly caused by margin pressure on savings and current accounts, and a decline in the average lending volumes, partly offset by higher margins on mortgages. Net core lending (excluding the WUB run-off portfolio and Bank Treasury-related products) grew by EUR 1.9 billion as from 1 January 2018, of which EUR 0.8 billion in mortgages and EUR 1.1 billion in other lending. Net growth in customer deposits (excluding Bank Treasury) was EUR 3.5 billion in 2018. Net fee and commission income rose by EUR 53 million, or 8.8%, primarily due to higher daily banking fees. Investment and other income rose by EUR 78 million, mainly attributable to higher allocated Bank Treasury revenues.

Underlying operating expenses declined 2.1% on 2017, mainly driven by the benefits from the ongoing cost-saving initiatives and lower expenses for legal claims.

Risk costs turned to a net release of EUR 31 million, or -6 basis points of average risk-weighted assets, from a net addition of EUR 13 million in 2017, reflecting the continued positive macroeconomic conditions in the Netherlands.

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

2018 ING Group Annual Report on Form 20-F	87

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

2018 ING Group Annual Report on Form 20-F	88

RETAIL BELGIUM

Amounts in millions of euros	2018	2017	2016
Underlying income:
Net interest income	1,830	1,842	1,936
Net fee and commission income	371	408	385
Investment income and other income	169	224	253
Total underlying income	2,369	2,473	2,573

Underlying expenditure:
Underlying operating expenses	1,610	1,584	1,438
Additions to the provision for loan losses	164	104	175
Total underlying expenditure	1,774	1,688	1,613

Underlying result before tax	595	785	961
Taxation	199	296	306
Non-controlling interests	6	–2	1
Underlying net result	390	491	653
Special items			–418
Net result	390	491	235

Year ended 31 December 2018 compared to year ended 31 December 2017

Both net result and underlying net result of Retail Belgium (including ING in Luxembourg) declined by EUR 101 million, or 20.6%, to EUR 390 million in 2018 from EUR 491 million in 2017. The decrease was partly mitigated by a lower underlying effective tax rate, because 2017 included the impact of a tax reform in Belgium, which resulted in a tax charge to record a reduction in deferred tax assets. There were no special items in 2018 and 2017.

The underlying result before tax of Retail Belgium fell 24.2% to EUR 595 million in 2018, compared with EUR 785 million in 2017. The decline reflects lower income, higher expenses and an increase in risk costs.

Underlying income decreased to EUR 2,369 million from EUR 2,473 million in 2017. The interest result declined 0.7% to EUR 1,830 million, mainly due to margin pressure on most products, in part offset by volume growth in the lending portfolio as well as current accounts. The net production in customer lending (excluding Bank Treasury and the sale of a mortgage portfolio) was EUR 6.1 billion, of which EUR 2.2 billion was in mortgages and EUR 3.9 billion in other lending. The net inflow in customer deposits was EUR 3.0 billion in 2018. Net fee and commission income decreased 9.1%, mainly due to lower fee income on investment products. Investment and other income fell by EUR 55 million, mainly due to lower income from financial markets products.

Operating expenses rose by EUR 26 million, or 1.6%, to EUR 1,610 million, mainly due to higher external staff expenses related to the transformation programmes and  the successful integration of Record Bank into ING Belgium. Risk costs increased by EUR 60 million to EUR  164 million, or 44 basis points of risk-weighted assets, from EUR 104 million, or 30 basis points of risk-weighted assets, in 2017. The increase was primarily in business lending.

2018 ING Group Annual Report on Form 20-F	89

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Retail Belgium (including ING in Luxembourg) rose to EUR 491 million in 2017 compared with EUR 235 million in 2016, which included EUR -418 million of special items after tax and were fully related to the digital transformation programmes as announced in October 2016. Underlying net result, which excludes special items, decreased 24.8% to EUR 491 million from EUR 653 million in 2016. The decline was partly caused by a higher underlying effective tax rate, mainly driven by the impact of a tax reform in Belgium, which resulted in a tax charge to record a reduction in deferred tax assets.

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

2018 ING Group Annual Report on Form 20-F	90

RETAIL GERMANY

Amounts in millions of euros	2018	2017	2016
Underlying income:
Net interest income	1,671	1,704	1,689
Net fee and commission income	225	215	183
Investment income and other income	76	–28	51
Total underlying income	1,972	1,891	1,923

Underlying expenditure:
Underlying operating expenses	1,027	1,032	886
Additions to the provision for loan losses	–27	–10	–18
Total underlying expenditure	1,000	1,022	868

Underlying result before tax	972	869	1,055
Taxation	324	241	315
Non-controlling interests	3	2	2
Underlying net result	646	625	738
Net result	646	625	738

Year ended 31 December 2018 compared to year ended 31 December 2017

Both net result and underlying net result of Retail Germany (including ING in Austria) increased by EUR 21 million, or 3.4%, to EUR 646 million in 2018 from EUR 625 million in 2017.

The underlying result before tax increased 11.9% to EUR 972 million, compared with EUR 869 million in 2017, mainly due to higher income and a net release in risk costs.

Underlying income increased 4.3% to EUR 1,972 million in 2018 from EUR 1,891 million a year ago. Net interest income declined 1.9% reflecting margin compression on mortgages and current accounts, and lower Bank Treasury-related interest income. This was only partly offset by higher margins on savings and deposits and volume growth in most products. Net core lending growth, which excludes Bank Treasury products, was EUR 4.4 billion in 2018, of which EUR 3.6 billion was in mortgages and EUR 0.8 billion in consumer lending. Net inflow in customer deposits (excluding Bank Treasury) was EUR 5.0 billion, mainly driven by a promotional savings campaign in the fourth quarter of 2018. Net fee and commission income rose 4.7%, due to higher fee income on investment products and an improvement in fees on current accounts. Investment and other income rose to EUR 76 million, mainly due to improved hedge ineffectiveness results from Bank Treasury.

Operating expenses declined 0.5% to EUR 1,027 million from EUR 1,032 million in 2017. This decrease was mainly caused by lower regulatory costs and a decline in marketing expenses, partly offset by higher costs to support business growth and a restructuring provision in 2018. Risk costs were EUR -27 million in 2018, compared with EUR

-10 million in 2017, reflecting a benign credit environment in the German market and a review of the consumer lending portfolio.

Year ended 31 December 2017 compared to year ended 31 December 2016

2018 ING Group Annual Report on Form 20-F	91

Both net result and underlying net result of Retail Germany (including ING in Austria) decreased by EUR 113 million, or 15.3%, to EUR 625 million in 2017 from EUR 738 million in 2016. There were no special items in 2017 and 2016.

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

2018 ING Group Annual Report on Form 20-F	92

RETAIL OTHER

Amounts in millions of euros	2018	2017	2016
Underlying income:
Net interest income	2,690	2,437	2,107
Net fee and commission income	395	384	320
Investment income and other income	230	207	432
Total underlying income	3,315	3,028	2,859

Underlying expenditure:
Underlying operating expenses	2,033	1,919	1,723
Additions to the provision for loan losses	350	284	278
Total underlying expenditure	2,383	2,203	2,001

Underlying result before tax	932	825	858
Taxation	200	188	178
Non-controlling interests	80	67	60
Underlying net result	652	569	620
Special items			–12
Net result	652	569	608

Year ended 31 December 2018 compared to year ended 31 December 2017

Retail Other consists of the Other Challengers & Growth Markets, including the stakes in Asia. Both net result and underlying net result of Retail Other increased by EUR 83 million, or 14.6%, to EUR 652 million in 2018 from EUR 569 million in 2017. There were no special items in 2018 and 2017.

Retail Other’s underlying result before tax increased 13.0% to EUR 932 million in 2018, from EUR 825 million in 2017. This was mainly due to higher income, partly offset by increased expenses and higher risk costs.

Total underlying income rose by EUR 287 million, or 9.5%, to EUR 3,315 million. This increase was driven by continued strong commercial results across most countries, reflecting customer growth and higher volumes. Net interest income rose 10.4% to EUR 2,690 million, reflecting sustainable growth in lending and customer deposits volumes and an improved total interest margin. The net production (excluding currency effects and Bank Treasury) in customer lending was EUR 9.6 billion, of which EUR 6.4 billion was in mortgages and EUR 3.2 billion in other lending (mainly consumer loans). Net customer deposits grew by EUR 8.6 billion in 2018. Net fee and commission income rose 2.9% driven by increases in most countries, partly offset by a decline in Turkey. Investment and other income increased by EUR 23 million, mainly due to a higher dividend from Bank of Beijing and a higher profit contribution from ING Bank’s 25% stake in TMB (which was mainly driven by one-offs), while previous year included a gain on the sale of MasterCard shares in Turkey.

Operating expenses increased by EUR 114 million, or 5.9%, to EUR 2,033 million. This increase was, next to higher regulatory costs, mainly due to higher staff expenses in most counties to support commercial growth and higher investments in strategic projects. Risk costs were EUR  350 million, or 71 basis points of average risk-weighted assets, compared with EUR 284 million, or 58 basis points, in 2017. The increase was mainly attributable to higher risk costs in Italy, Romania and Poland, while risk costs in Turkey remained on the same high level as in 2017.

2018 ING Group Annual Report on Form 20-F	93

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

2018 ING Group Annual Report on Form 20-F	94

WHOLESALE BANKING

Amounts in millions of euros	2018	2017	2016
Underlying income:
Net interest income	3,947	3,895	3,750
Net fee and commission income	1,161	1,108	1,003
Investment income and other income	673	919	855
Total underlying income	5,781	5,922	5,608

Underlying expenditure:
Underlying operating expenses	2,826	2,792	2,572
Additions to the provision for loan losses	200	284	368
Total underlying expenditure	3,026	3,076	2,940

Underlying result before tax	2,755	2,846	2,668
Taxation	681	881	753
Non-controlling interests	19	15	11
Underlying net result	2,055	1,950	1,903
Special items			–149
Adjustment of the EU 'IAS 39 carve-out'	58	559	324
Net result	2,113	2,509	2,078

Year ended 31 December 2018 compared to year ended 31 December 2017

The net result of Wholesale Banking declined to EUR 2,113 million in 2018 compared with EUR 2,509 million in 2017. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, decreased to EUR 58 million in 2018, from EUR 559 million in 2017, due to fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB. The underlying net result, which excludes the adjustment of the EU ‘IAS 39 carve-out’, rose to EUR 2,055 million from EUR 1,950 million in 2017. This increase was primarily due to a lower effective tax rate supported by the impact of the corporate tax reforms in Belgium and the US. There were no special items in 2018 and 2017.

The underlying result before tax was EUR 2,755 million, down 3.2% from 2017, as higher results in Industry Lending were more than offset by lower results in Financial Markets and Bank Treasury & Other.

Industry Lending posted an underlying result before tax of EUR 2,091 million, up 6.4% compared with 2017, primarily due to volume growth, partly offset by some pressure on margins. The 2018 result furthermore included a EUR 66 million gain related to an equity-linked bond in Belgium. The underlying result before tax from General Lending & Transaction Services remained unchanged at EUR 751 million. Higher income, supported by volume growth in General Lending and the inclusion of Payvision as from the second quarter of 2018, was offset by increased expenses (partly due to payment innovation initiatives and higher regulatory costs) and slightly higher risk costs.

Financial Markets recorded an underlying result before tax of EUR -40 million compared with EUR 82 million in 2017. The drop in result was caused by lower income, which was impacted by lower client activity and challenging global market conditions, partly offset by a modest decline in expenses. The underlying result before tax of Bank Treasury

2018 ING Group Annual Report on Form 20-F	95

& Other fell to a loss of EUR 47 million compared with a gain of EUR 47 million in 2017. This was mainly due to lower results in the run-off businesses (including a EUR 123 million loss recorded in the fourth quarter of 2018 on the intended sale of an Italian lease run-off portfolio, while 2017 included a EUR 97 million gain on the sale of an equity stake in the real estate run-off portfolio), partly offset by lower expenses for litigation issues.

Total underlying income of Wholesale Banking fell 2.4% to EUR 5,781 million compared with 2017, mainly reflecting lower revenues in Financial Markets and the loss on the intended sale of an Italian lease run-off portfolio. Wholesale Banking’s net core lending book (adjusted for currency impacts, and excluding Bank Treasury and the Lease run-off portfolio) grew by EUR 14.5 billion in 2018. Net customer deposits (excluding currency impacts and Bank Treasury) shrank by EUR 0.8 billion. The interest result rose 1.3% on 2017, whereas net fee and commission income increased 4.8% (supported by the inclusion of Payvision). Investment and other income fell by EUR 246 million; this was almost fully attributable to the aforementioned one-off results in the lease and real estate run-off businesses.

Underlying operating expenses increased 1.2% to EUR 2,826 million due to higher regulatory costs. Expenses excluding regulatory costs were stable, mainly reflecting lower performance-related expenses and strict cost control, and despite the inclusion of Payvision. The underlying cost/income ratio increased to 48.9% from  47.1% in 2017. Risk costs declined to EUR 200 million, or 13 basis points of average risk-weighted assets, from EUR 284 million, or 19 basis points in 2017. The relatively low risk costs in 2018 were supported by several larger net releases for clients and only a few larger new additions. On top of that, risk costs for the Italian lease run-off portfolio were significantly lower than in the previous year.

Year ended 31 December 2017 compared to year ended 31 December 2016

Net result of Wholesale Banking rose to EUR 2,509 million in 2017 compared with EUR 2,078 million in 2016. The 2016 net result included EUR -149 million in special items after tax related to the digital transformation programmes as announced in October 2016. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, increased to EUR 559 million in 2017 from EUR 324 million in 2016, due to fair value changes on derivatives (including a negative impact under net interest income of ending certain hedge relationships) related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB. Underlying net result, which excludes special items and the adjustment of the EU ‘IAS 39 carve-out’, increased to EUR 1,950 million from EUR 1,903 million. The underlying effective tax rate rose to 31.0% from 28.2% in 2016, partly caused by the impact of tax reforms in the US and Belgium, which resulted in a tax charge to record a reduction in deferred tax assets.

Wholesale Banking’s underlying result before tax was EUR 2,846 million in 2017, up 6.7% from 2016, driven by income growth in Industry Lending and General Lending & Transaction Services, and lower risk costs. This was in part offset by higher expenses.

Industry Lending posted an underlying result before tax of EUR 1,966 million, up 13.2% compared with 2016, due to continued business growth in Structured Finance and Real Estate Finance at attractive margins, higher fee income and lower risk costs. The underlying result before tax from General Lending & Transaction Services rose 22.5% to EUR 751 million, due to higher income and lower risk costs. Income was supported by volume growth in Working Capital Solutions and General Lending, partly offset by some pressure on margins. Financial Markets’ underlying result before tax fell to EUR 82 million from EUR 134 million in 2016. This decline was mainly due to higher expenses, in part due to higher regulatory costs and investments in IT infrastructure. Income was stable, despite a very weak fourth quarter in 2017. Excluding CVA/DVA impacts (EUR -36 million in 2017 versus EUR -71 million in 2016) income declined by EUR 34 million. The underlying result before tax of Bank Treasury & Other fell to EUR 47 million from EUR 185 million in 2016. In addition to lower Bank Treasury results, this decline was mainly caused by higher risk costs

2018 ING Group Annual Report on Form 20-F	96

(primarily related to the Italian lease run-off portfolio) and some litigation provisions. This was partly offset by higher sale results in the run-off businesses, including a EUR 97 million gain on the sale of an equity stake in the real estate run-off portfolio.

Underlying income of Wholesale Banking increased 5.6% to EUR 5,922 million, compared with 2016, driven by volume growth in lending and the aforementioned gain on the sale of an equity stake. Wholesale Banking’s net core lending book (adjusted for currency impacts and excluding Bank Treasury and the Lease run-off portfolio) grew by EUR 12.7 billion in 2017. The net inflow in customer deposits (excluding currency impacts and Bank Treasury) was EUR 1.1 billion. The interest result rose 3.9% on 2016, whereas commission income increased by 10.5%. Investment and other income was EUR 64 million higher, driven by the gain on the sale of an equity stake.

Underlying operating expenses increased 8.6% to EUR 2,792 million, mainly due to higher headcount to support business growth, increased additions to litigation provisions and higher regulatory costs. Risk costs declined to EUR 284 million, or 19 basis points of average risk-weighted assets, from EUR 368 million, or 24 basis points in 2016. The relatively low risk costs in 2017 were supported by several larger net releases for clients and only a few larger new additions, and was realized despite higher risk costs for the Italian lease run-off portfolio.

2018 ING Group Annual Report on Form 20-F	97

B.         Liquidity and capital resources

Consolidated assets and liabilities

The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31 December 2018 and and 1 January 2018 (after the adoption of IFRS 9). Reference is made to the consolidated statement of financial position for the complete overview of consolidated assets and liabilities of ING Group.

Amounts in billions of euros	12/31/2018	1/1/2018

Cash and balances with central banks	50.0	22.0
Loans and advances to banks	30.4	28.7
Financial assets as at fair value through profit or loss	120.5	128.2
Financial assets at fair value through other comprehensive income	31.2	37.6
Securities at amortised cost	47.3	48.5
Loans and advances to customers	589.7	562.8
Other assets	14.3	14.9
Assets held for sale	1.3
Total assets	884.6	842.8

Deposits from banks	37.3	36.9
Customer deposits	555.7	539.8
Financial liabilities at fair value through profit or loss	92.7	89.4
Other liabilities	15.5	15.4
Debt securities in issue/subordinated loans	133.5	113.0
Total liabilities	834.8	794.7

Shareholders’ equity	49.0	47.4
Non-controlling interests	0.8	0.7
Total equity	49.9	48.1

Total liabilities and equity	884.6	842.8

Shareholders’ equity per Ordinary Share (in EUR)	12.61	12.47

Year ended 31 December 2018 compared to opening balance 1 January 2018

ING Group increased its total assets by EUR 42 billion or 5.0%, to EUR 885 billion at year-end 2018 from EUR 843 billion on 1 January 2018. Made comparable for EUR 1 billion of negative currency impacts, (lowering the 1 January 2018 amount due to a relative decrease of other currencies versus the euro) the increase was EUR 43 billion.

The balance sheet increase was mainly due to EUR 28 billion higher cash and balances with central banks, related to active liquidity management, and EUR 27 billion increased loans and advances to customers. These increases were partly offset by EUR 8 billion lower financial assets at fair value through profit or loss and a EUR 6 billion reduction in financial assets through other comprehensive income (OCI).

2018 ING Group Annual Report on Form 20-F	98

The higher loans and advances to customers was due to the growth of net core customer lending by EUR 37 billion which was partly offset by a reduction in non-core customer lending due to a EUR 6 billion decrease in Bank Treasury lending and a EUR 3 billion decline of the WUB and  Lease run-off portfolios. The latter included a reclassification of EUR 1 billion to assets held for sale, following the intended sale of an Italian lease run-off portfolio.

ING Group increased its debt securities in issue and subordinated debt by EUR 20 billion, of which EUR 15 billion certificates of deposit and commercial paper which were related to liquidity management and the facilitation of short-term commercial activities. Customer deposits increased by EUR 16 billion, of which EUR 19 billion was driven by net growth, excluding currency impacts and Bank Treasury. Financial liabilities at fair value through profit or loss were EUR 3 billion higher, mainly due to EUR 11 billion higher financial liabilities designated at FV PL, partly offset by EUR 7 billion lower trading liabilities.

Shareholders’ equity increased by EUR 1.6 billion to EUR 49.0 billion at the end of 2018, from EUR 47.4 billion on 1 January 2018. The increase was mainly due to the net result for the year 2018 of EUR 4.7 billion, which was partly offset by EUR 2.6 billion dividend payments and EUR 0.5 billion lower unrealised revaluations of equity securities.

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

We believe that our working capital is sufficient for our present requirements.

Capital developments at ING Group

After assessment of the impact of Basel IV and IFRS 9 on ING’s capital and earnings, we have set ING Group’s CET1 and ROE ambitions. The underlying ROE ambition of 10-12% applies to the current average IFRS-EU shareholder’s equity, excluding interim profit, which is not included in CET1 capital. As of December 2018, our CET1 ratio of 14.5% was above our new CET1 ratio ambition of around 13.5% and SREP requirement of 11.8%, while our annual underlying ROE was within our ambition of 10-12%, at 11.2%.

The capital position remained strong in 2018, resulting from profitable and growing operations, complemented by increased optimisation of the capital structure. ING has sufficient buffers to withstand certain adverse scenarios without breaching applicable requirements, at both the consolidated and subsidiary level. ING is confident this position will allow us to continue to successfully execute our Think Forward strategy, support business growth and maintain our dividend policy.

ING Group’s fully-loaded CET1 ratio was 14.5% at the end of 2018. The proposed dividend, to be paid in April 2019, has already been excluded from ING Group’s capital base, in line with regulatory requirements. The Group’s phased-in CET1 ratio at the end of the year decreased by 0.2% point from the previous year to 14.5%, as risk-weighted assets increased due to volume growth and model updates, slightly offset by positive risk migration. The available CET1 capital decreased slightly by EUR 0.1 billion compared with year-end 2017. The inclusion of interim profit after dividend reserving was more than offset by negative impacts, mainly due to IFRS9 implementation and related to Payvision acquisition.

2018 ING Group Annual Report on Form 20-F	99

The phased-in and fully-loaded Group Tier 1 ratio (including grandfathered securities) are at the same level of 16.2%, as of 31 December 2018. Compared with previous year, the phased-in and fully-loaded total capital ratio (including grandfathered securities) decreased from 18.5% to 18.4% and 19.1% to 18.4%, respectively. In 2018, ING Groep N.V. did not issue or redeem additional Tier 1 instruments. However a total of EUR 4.7 billion of ING Bank Tier 2 bonds were redeemed and a total of EUR 1.8 billion of Tier 2 bonds were issued by ING Groep N.V.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash-pooling activities. The leverage ratio on 31 December 2018 was 4.4% versus 4.7% on 31 December 2017.

For further information regarding capital management, reference is made to Note 54 “ Capital Management” to the consolidated financial statements. In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by banking and other regulators in the countries in which ING Groep N.V.’s subsidiaries operate, other limitations exist in certain countries. For further information, reference is made to Item 3. Key Information - Risk Factors” and “Item 4. Information on the Company – Regulation and Supervision.”

Funding and liquidity

The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to fund ING’s commercial activities under normal market circumstances and in times of stress across geographies, maturities and currencies. This requires a diversified funding structure, taking into consideration all relevant opportunities and constraints.

ING has a Funding & Liquidity (F&L) Framework which aims to maintain sufficient liquidity under normal, adverse and stressed market circumstances. In general, ING considers the adequacy of its F&L position through three main lenses: (i) Stress; (ii) Sustainability and (iii) Regulatory. For each lens, ING has a set of risk appetite statements that underscore the bank’s risk appetite profile commensurate with the principles for liquidity adequacy. These risk appetite statements are subsequently translated into a number of metrics with appropriate boundaries and instruments to measure and manage ING’s F&L adequacy.

ING’s funding consists mainly of retail and corporate deposits, contributing 50% and 21% of the total funding at year-end 2018, respectively. These funding sources provide a relatively stable funding base. The remainder of the required funding is attracted by Group Treasury through long-term and short-term professional funding. Group Treasury manages the professional funding in line with risk appetite, ensuring sufficiently diversified and stable funding.

In 2018, customer lending growth outpaced customer deposit growth. As a result, the reliance on professional funding activities increased. As the share of customer deposits continued to provide an excess of stable funding, the additional lending growth was funded through short-term Certificates of Deposit and Commercial Paper (CD/CP) issuance.

For further information regarding funding and liquidity, see Note 53 “Risk Management” to the consolidated financial statements.

At 31 December 2018, 2017 and 2016, ING Groep N.V. had EUR nil, EUR nil and EUR nil of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 2,517 million, EUR 3,182 million and EUR 1,354 million in 2018, 2017 and  2016, respectively, in each case representing dividends paid with respect to the reporting calendar year and the prior calendar year. The amounts paid to ING Groep N.V. were received from ING Bank, EUR 2,517 million in 2018, EUR 3,176 million in 2017 and EUR 1,345 million in 2016, from ING Support Holding, EUR nil in 2018, EUR 6 million in 2017 and 9 million in 2016.

2018 ING Group Annual Report on Form 20-F	100

As a holding company, ING Groep N.V.’s total debt and capital securities outstanding to third parties at 31 December 2018 was EUR 27,901 million, 31 December 2017 was EUR 14,187 million and at 31 December 2016 was EUR 10,528 million. The EUR 27,901 million of debt and capital securities outstanding at 31 December 2018 consisted of subordinated loans of EUR 10,468 million and debenture loans of EUR 17,433 million, both specified below:

Subordinated loans

Amounts in millions of euros			Statement of financial position value
Interest rate	Year of issue	Due date	2018
4.70%	2018	22 March 2028	1,098
2.00%	2018	22 March 2030	747
1.63%	2017	26 September 2029	990
4.00%	2017	14 September 2032	88
4.25%	2017	23 June 2032	143
1.15%	2017	14 June 2029	95
1.10%	2017	31 May 2027	80
3.00%	2017	11 April 2028	1,069
2.50%	2017	15 February 2029	758
6.88%	2016	Perpetual	882
6.50%	2015	Perpetual	1,101
6.00%	2015	Perpetual	883
9.00%	2008	Perpetual	10
6.38%	2007	Perpetual	915
6.13%	2005	Perpetual	619
Variable	2004	Perpetual	557
Variable	2003	Perpetual	431
			10,468

2018 ING Group Annual Report on Form 20-F	101

Debenture loans

Amounts in millions of euros

Interest rate Year of issue Due date	Year of Issue	Due date	2018
3.399%	2018	28 December 2030	67
1.169%	2018	13 December 2028	152
0.848%	2018	13 December 2023	852
3.790%	2018	13 December 2030	151
5.000%	2018	5 June 2029	105
variable	2018	5 December 2022	244
2.500%	2018	15 November 2030	1,478
4.625%	2018	6 January 2026	1,075
4.100%	2018	2 October 2023	1,307
4.550%	2018	2 October 2028	1,084
variable	2018	2 October 2023	426
2.000%	2018	20 September 2028	1,473
variable	2018	20 September 2023	973
1.000%	2018	20 September 2023	970
1.125%	2018	14 February 2025	979
3.950%	2017	29 March 2027	1,318
3.150%	2017	29 March 2022	1,317
variable	2017	29 March 2022	859
0.750%	2017	9 March 2022	1,454
1.375%	2017	11 January 2028	985
4.699%	2007	1 June 2035	163
			17,433

At 31 December 2018 and 2017, ING Groep N.V. also owed EUR 136 million and EUR 367 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. At 31 December 2018 ING Group Companies owed ING Group N.V. EUR 34,902 million, as a result of normal intercompany transactions.

On the maturity profile of borrowings and a further description of the borrowings reference is made to Notes 18 ‘Debt securities in issue’ and 19 ‘Subordinated Loans’ in Note 2.1 to the consolidated financial statements. The use of financial instruments for hedging purposes is described in Note 40 ‘Derivatives and hedge accounting’ in Note 2.1 to the consolidated financial statements, reference is made to that note.

ING Group Consolidated Cash Flows

Year ended 31 December 2018 compared to year ended 31 December 2017

Net cash flow from operating activities amounted to EUR 6,915 million for the year ended 31 December 2018, compared to EUR -5,253 million at year-end 2017. The increase in cash flow from operating activities of EUR 12,168 million was due to higher cash inflows from net trading balances, EUR 21,097 million (2018; EUR 9,910 million, 2017 EUR –11,187 million), higher cash inflows from Customer deposits EUR 1,418 million (2018 EUR 19,709 million, 2017

2018 ING Group Annual Report on Form 20-F	102

EUR 18,291 million) and a higher cash inflow from Other EUR 6,521 million (2018 EUR 4,067 million, 2017 EUR -1,751). These higher cash inflows are partly offset by an increase in cash outflows from loans and advances of EUR 9,966 (2018 EUR -31,356 million, 2017 EUR -21,390).

Net cash flow from operating activities was largely affected by the cash inflow from a decrease of the trading assets. The cash inflow was due to lower trading balances consisting of equity securities, debt securities, trading derivatives and loans and receivables. In 2017 the cash outflow to trading assets was due to higher trading balances consisting of loans and receivables and equity shares. The cash inflows related to increased customer deposits and are mainly due to increased savings individuals and credit balances on customer accounts, this net cash inflow was in line with 2017. Newly issued mortgage loans, corporate lending and personal lending led to a cash outflow which was partly offset by a decrease in loans to public authorities.

Net cash flow from investing activities amounted EUR 5,451 million, from EUR 11,754 million in 2017. Investments and advances in financial assets at fair value through other comprehensive income and securities at amortised cost amounted to EUR -10,517 million and EUR -17,985 million respectively as in 2017 the investments in available-for-sale securities and Held-to-maturity investments amounted EUR -21,601 and EUR -3,609 million respectively.  Disposals and redemptions of financial assets at fair value through other comprehensive income and securities at amortised cost amounted to EUR 15,657 million and EUR 18,709 million respectively as in 2017 the Disposals and redemptions of in available-for-sale securities Held-to-maturity investments amounted EUR 32,788 million and EUR 2,675 million respectively.

Net cash flow from financing activities amounted EUR 15,983 million in 2018, compared to EUR -3,948 million in 2017. The increase of EUR 19,931 million in net cash flow is mainly due higher proceeds of debt securities.

The operating, investing and financing activities described above resulted in an increase of EUR 28,552 million in cash and cash equivalents from EUR 18,977 million at year-end 2017 to EUR 47,529 million at year end 2018.

Specification of cash position:

Amounts in millions of euros	2018	2017
Treasury bills and other eligible bills	159	391
Amounts due from/to banks	–2,617	–3,403
Cash and balances with central banks	49,987	21,989
Cash and cash equivalents at end of year	47,529	18,977

Year ended 31 December 2017 compared to year ended 31 December 2016

Net cash flow from operating activities amounted to EUR –5,253 million for the year ended 31 December 2017, compared to EUR 8,553 million at year-end 2016. The decrease in cash flow from operating activities of EUR 13,806 million was due to higher cash outflows from net trading balances, EUR -22,509 million (2017; EUR –11,187 million, 2016 EUR 11,322 million), and higher cash outflows re non-trading derivatives of EUR -4,051 (2017 EUR -2,239 million, 2016 EUR 1,812 million). These higher cash outflows are partly offset by a decrease in cash outflows from loans and advances of EUR 8,266 (2017 EUR -21,390 million, 2016 EUR -29,656) and lower cash outflows from financial assets and liabilities at fair value through profit or loss EUR 3,709 million (2017 EUR -124 million, 2016 EUR -3,833 million).

Cash inflows increased due to a decrease of net positions with banks EUR 4,698 million (2017 EUR 3,194 million, 2016 EUR -1,504 million) and an increase in profit before tax EUR 1,332 million (2017 EUR 8,085 million, 2016 EUR 6,753 million). These increases of cash inflows were offset by decreases in cash inflows due to lower cash inflows from customer deposits EUR –5,202 million (2017 EUR 18,291 million, 2016 EUR 23,493 million).

2018 ING Group Annual Report on Form 20-F	103

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

Net cash flow from investing activities amounted to EUR 11,754 million, from EUR 6,134 million in 2016. Investments in available-for-sale securities amounted EUR 21,601 million and EUR 27,003 million in 2017 and 2016, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 32,788 million and EUR 32,540 million in 2017 and 2016, respectively.

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

Specification of cash position:

Amounts in millions of euros	2017	2016
Treasury bills and other eligible bills	391	512
Amounts due from/to banks	–3,403	–2,492
Cash and balances with central banks	21,989	18,144
Cash and cash equivalents at end of year	18,977	16,164

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 5 “Financial assets at fair value through other comprehensive income” of Note 2.1.2 and Note 53 “Risk Management” to the consolidated financial statements.

C.         Research and development, patents and licenses, etc.

Not applicable.

D.         Trend information

For information regarding trend information, see Item 5.A of this Form 20-F.

E.         Off-balance sheet arrangements

For information regarding off-balance sheet arrangements, see Note 46 ‘Contingent liabilities and commitments’ of Note 2.1 to the consolidated financial statements and see Note 53 “Risk Management” to the consolidated financial statements.

F.         Tabular disclosure of contractual obligations

 For information about future payments in relation to pension benefit liabilities reference is made to Note 37 ‘Pension and other post-employment benefits’ in Note 2.1 to the consolidated financial statements. For information about coupon interest due on financial liabilities by maturity bucket reference is made to Note 42 ‘Liabilities by

2018 ING Group Annual Report on Form 20-F	104

maturity’ in Note 2.1 to the consolidated financial statements. For information on future rental commitments reference is made to Note 46 ‘Contingent liabilities and commitments’ in Note 2.1 to the consolidated financial statements. For information on securitization arrangements and structured entity details reference is made to Note 50 ‘Structured entities’ in Note 2.1 to the consolidated financial statements.

Contractual obligations

	Payment due by period
Amounts in millions of euros	Total	Less than one year	1-5 years	More than 5 years
2018
Operating lease obligations	1,376	259	719	398
Subordinated loans	13,549		1,713	11,836 [1]
Debt securities in issue	117,790	55,309	41,068	21,413
Total	132,715	55,568	43,500	33,647
2017
Operating lease obligations	1,252	268	628	356
Subordinated loans	15,777			15,777 [1]
Debt securities in issue	94,353	44,387	37,717	12,249
Total	112,457	44,392	38,512	29,553

¹ The maturity bucket ‘ more than 5 years’  includes subordinated loans of EUR 5,339 million (2017: EUR 5,176) with no maturity date (perpetual).

2018 ING Group Annual Report on Form 20-F	105

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

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Supervisory Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The Articles of Association exclude the waiver of the latter requirement in a second General Meeting. This  ensures that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

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

In line with Dutch company law, the Articles of Association, the Dutch Corporate Governance Code as well as the Supervisory Board Charter, all members of the Supervisory Board are required to:

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

2018 ING Group Annual Report on Form 20-F	106

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

The Supervisory Board of ING shall consist of a mix of persons with executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In the selection of Supervisory Board members, ING is striving for a balance in nationality, gender, age, and educational and work background. In addition, there should be a balance in the experience and affinity with the nature and culture of the business of ING and its subsidiaries. More specifically ING strives to have at least 30 percent of the seats held by women, and at least 30 percent of the seats by men. These guidelines that relate to the composition of the Supervisory Board, are laid down in the Supervisory Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Supervisory Board.

With respect to gender diversity, another female member (Margarete Haase) was appointed as a member of the Supervisory Board at the General Meeting of 2017 and per 1 October 2017 she has been present as an observer at the meetings of the Supervisory Board. Her appointment became effective on 1 May 2018. The percentage of females within the Supervisory Board in 2018 is 25%. Further measures are being taken to ensure, the preferred composition in terms of gender will be adhered to as soon as reasonably possible.

We believe that the Supervisory Board, diversity wise, is well balanced in terms of other relevant diversity aspects. Overall, the preferred emphasis on members with a financial or banking background has been maintained. In terms of nationality, the ratio between Dutch and non-Dutch nationals in 2018 was 50%-50%.

Other diversity related aspects are also taken into consideration in light of the overall SB composition.

Term of appointment of members of the Supervisory Board

As a general rule, Supervisory Board members step down from the Supervisory Board in the fourth, eighth, 10th and 12th year after their initial appointment. They are eligible for re-appointment in the fourth year after their initial appointment and, with explanation, also in the eighth and 10th year.

2018 ING Group Annual Report on Form 20-F	107

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

Transactions involving actual or potential conflicts of interest

In accordance with the Dutch Corporate Governance Code, transactions involving members of the Supervisory Board in which there are material conflicting interests are disclosed in the Annual Report.

Any relation that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual is not considered a significant conflict of interest. Such relationships are not reported, with the exception of any loans that may have been granted.

For an overview of loans granted to members of the Supervisory Board, see the ‘Remuneration report’ chapter.

Independence

The members of the Supervisory Board are requested to assess annually whether the criteria of dependence set out in the Dutch Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded as independent on 31 December 2018. Eric Boyer de la Giroday is not considered independent because of his former position as Chairman of the Board of Directors of ING Belgium S.A./N.V. and his former positions as member of the Executive Board of ING Group and vice-chairman of the Management Board Banking of ING Bank N.V. On the basis of the NYSE listing standards, all members of the Supervisory Board are independent.

2018 ING Group Annual Report on Form 20-F	108

Permanent Committees of the Supervisory Board

On 31 December 2018, the Supervisory Board had four permanent committees: the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee. An organisational chart of the four permanent committees of the Supervisory Board can be found above.

The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter that can be found on www.ing.com.

Separate charters have been drawn up for the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties of the four permanent committees follows below.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as on the structure and operation of the internal risk management and control systems. On 31 December 2018, the members of the Risk Committee were: Robert Reibestein (chairman), Eric Boyer de la Giroday, Jan Peter Balkenende Mariana Gheorghe and Hermann-Josef Lamberti.

The Audit Committee assists and advises the Supervisory Board in monitoring the integrity of the financial statements of ING Group, and ING Bank N.V., in monitoring compliance with legal and regulatory requirements and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2018, the members of the Audit Committee were: Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Margarete Haase, Robert Reibestein and Hans Wijers.

The appointment of Margarete Haase as supervisory board member became effective as per 1 May 2018 (as decided by the Supervisory Board in January 2018) and per that date Margarete Haase is considered a financial expert as defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Eric Boyer de la Giroday is a financial expert as defined in the Dutch Corporate Governance Code considering his academic background as well as his knowledge and experience in his previous role as board member and vice-chairman of ING Groep N.V. and ING Bank N.V.

The Nomination and Corporate Governance Committee’s tasks include advising the Supervisory Board on the composition of the Executive Board and Supervisory Board and assisting the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting, and advising the Supervisory Board on improvements. On 31 December 2018, the members of the Nomination and Corporate Governance Committee were: Hans Wijers (chairman), Henk Breukink and Mariana Gheorghe.

The Remuneration Committee’s tasks include advising the Supervisory Board on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2018 the members of the Remuneration Committee were: Henk Breukink (chairman), Robert Reibestein and Hans Wijers.

The composition of the Supervisory Board Committees can be found on ING Group’s website www.ing.com.

Company secretary

The Supervisory Board is assisted by the company secretary Cindy van Eldert-Klep.

2018 ING Group Annual Report on Form 20-F	109

Remuneration and share ownership

Remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Details of remuneration are provided in the Remuneration report. Members of the Supervisory Board are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Supervisory Board in these shares are subject to the ING regulations for insiders.

ING regulations regarding insiders are available on the website of ING Group www.ing.com.

Information on members of the Supervisory Board

G.J. (Hans) Wijers (Chairman)

(Born 1951, Dutch nationality, male, appointed in 2017, term expires in 2021)

Former position: chief executive officer and member of the Executive Board of AkzoNobel N.V.

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., chairman of the Supervisory Board and chairman of the Preparatory Committee and Selection & Appointment Committee of Heineken N.V. and member of the Supervisory Board of Hal Investments Plc.

Other relevant ancillary positions

Chairman of the Supervisory Board of Het Concertgebouw N.V., chairman of the board of Vereniging Natuurmonumenten (the Netherlands) and member of the Temasek European Advisory Panel of Temasek Holdings Private Limited.

H.J.M. (Hermann-Josef) Lamberti (Vice-Chairman)

(Born 1956, German nationality, male; appointed in 2013, term expires in 2021)

Former position: chief operating officer of Deutsche Bank AG.

Relevant positions pursuant to CRD IV

Vice-chairman of the Supervisory Board of ING Groep N.V./ING Bank N.V., non-executive member of the Board of Directors of Airbus Group N.V., chairman of the Supervisory Board of Addiko Bank (including senior business adviser of Advent International GmBH)  and director of Frankfurt Technology Management GmbH.

The ECB has authorised Hermann-Josef Lamberti to hold a third non-executive position i.e. in deviation of the maximum of two provided for in section 91 of CRD IV.

2018 ING Group Annual Report on Form 20-F	110

J.P. (Jan Peter) Balkenende

(Born 1956, Dutch nationality, male; appointed in 2017, term expires in 2021)

Former position: partner EY (on corporate responsibility).

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V.

Other relevant ancillary positions

Professor of governance, institutions and internationalisation at Erasmus University Rotterdam (the Netherlands), external senior adviser to EY, member of the Supervisory Board of Goldschmeding Foundation, chairman of the Board of Maatschappelijke Alliantie (the Netherlands) and chairman of the Board of Noaber Foundation.

E.F.C.B. (Eric) Boyer de la Giroday

(Born 1952, Belgian nationality, male: appointed in 2014, term expires in 2022)

Former position: member of the Executive Board of ING Groep N.V. and ING Bank N.V.

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and non-executive chairman of the Board of Directors of ING Belgium S.A./N.V.

Other relevant ancillary position

Non-executive director of the board of directors of the Instituts Internationaux de Physique et de Chimie fondés par Ernest Solvay, asbl.

H.W. (Henk) Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2019)

Former position: managing director of F&C and country head for F&C Netherlands (asset management firm).

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V., non-executive director of Brink Groep B.V. and executive director of Executive Development Dialogue B.V.

M. (Mariana) Gheorghe

(Born 1956, Romanian nationality, female, appointed in 2015, term expires in 2019)

Former position: CEO of OMV Petrom SA.

2018 ING Group Annual Report on Form 20-F	111

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V.

M. (Margarete) Haase

(Born 1953, Austrian nationality, female; appointed in 2017, term expires in 2021)

Former position: CFO of Deutz AG.

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. (effective per 1 May 2018), member of the Supervisory Board and chairwoman of the Audit Committee of Fraport AG, member of the Supervisory Board and chairwoman of the Audit Committee of Osram Licht AG and member of the Supervisory Board and chairwoman of the Audit Committee of Marquard & Bahls AG.

Other relevant ancillary positions

Chairwoman of the Employers Association of Kölnmetall and member of the German Corporate Governance Commission.

R.W.P. (Robert) Reibestein

(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, term expires in 2021)

Former position: senior partner of McKinsey & Company.

Relevant positions pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING Bank N.V. and member of the Supervisory Board of IMC B.V.

Other relevant ancillary position

Member of the Supervisory Board of Stichting World Wildlife Fund (the Netherlands).

Changes in the composition

Jeroen van der Veer resigned from the Supervisory Board. As chairman, he was succeeded by Hans Wijers.

2018 ING Group Annual Report on Form 20-F	112

Executive Board

Appointment, suspension and dismissal

Members of the Executive Board are appointed, suspended and dismissed by the General Meeting. For the appointment of Executive Board members, the Supervisory Board may draw up a binding list, which may be rendered non-binding by the General Meeting. A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss Executive Board members without this being proposed by the Supervisory Board, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. The Articles of Association exclude the waiver of the latter requirement in a second General Meeting. This ensures that significant proposals of shareholders cannot be adopted in a General Meeting with a low attendance rate and can only be adopted with substantial support of ING Group’s shareholders.

Candidates for appointment to the Executive Board must comply with the suitability and reliability requirements as set out in the Dutch Financial Supervision Act and must continue to meet these while in function.

Function of the Executive Board

The Executive Board is charged with the management of ING Group. This includes responsibility for setting and achieving ING Group’s strategy, objectives and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter.

The Executive Board Charter is available at www.ing.com.

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

Profile of members of the Executive Board

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. It is available on the website of ING Group (www.ing. com).

ING Group aims to have an adequate and balanced composition of its Executive Board. The Supervisory Board annually assesses the composition of the Executive Board.

2018 ING Group Annual Report on Form 20-F	113

ING aims for the Executive Board of ING to consist of a diverse selection of persons with executive experience, preferably gained in the banking sector, experience in corporate governance of large stock-listed companies and experience in the political and social environment in which such companies operate. In addition, there should be a good balance in the experience and affinity with the desired nature and culture of the business of ING. ING strives to have at least 30 percent of the seats held by women, and at least 30 percent of the seats by men.

These guidelines that relate to the composition of the Executive Board, are laid down in the Executive Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Executive Board.

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

Transactions involving actual or potential conflicts of interest

In accordance with the Dutch Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicts of interest will be disclosed in the Annual Report.

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

For an overview of loans granted to members of the Executive Board, reference is made to the ‘Remuneration report’.

2018 ING Group Annual Report on Form 20-F	114

Information on members of the Executive Board

R.A.J.G. (Ralph) Hamers, Chief Executive Officer (‘CEO’)

(Born 1966, Dutch nationality, male; appointed in 2013, current term expires in 2021)

Ralph Hamers has been a member of the Executive Board of ING Group since 13 May 2013 and was appointed CEO and chairman of the Executive Board and the Managing Board Banking on 1 October 2013. He is responsible for the proper functioning of the Executive Board, the Management Board Banking and its committees, formulating and implementing ING’s strategy and acting as main contact for the Supervisory Board. He is also responsible for the following departments: Innovation, Legal, Corporate Strategy, Corporate HR, Corporate Communications and Corporate Audit Services. He joined ING in 1991 and has held various positions including global head Wholesale Banking Network from 2007 to 2010, head of Network Management for Retail Banking Direct & International from 2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. He holds a Master of Science degree in Business Econometrics/Operations Research from Tilburg University, the Netherlands.

Relevant positions pursuant to CRD IV

Chairman and CEO of the Executive Board of ING Groep N.V. and of the Management Board of ING Bank N.V.

Other relevant ancillary positions

Member of the Management Board of the Nederlandse Vereniging van Banken (NVB), member of the Board of Directors of the Institute of International Finance, Inc.,  non-executive member of the board of Foundation Royal Concertgebouw Orchestra Amsterdam and member of UNICEF’s Global Board of the Young People’s Agenda.

J.V. (Koos) Timmermans, Chief Financial Officer (‘CFO’)

(Born 1960, Dutch nationality, male; appointed in 2017, will step down as from 7 February 2019)

Koos Timmermans was a member of the Executive Board and CFO of ING Group since 8 May 2017. He also served as a member and CFO on the Management Board Banking. He was responsible for ING’s financial strategy, including internal and external reporting, budgeting, procurement, forecasting, capital management, tax management, investor relations and business performance reporting and analysis, among which measuring adherence to financial targets. Furthermore he was responsible for Bank Treasury, Sustainability, and Regulatory & International Affairs. Before becoming CFO, he was head of Market Leaders, responsible for ING’s operations in the Benelux, and between 2007 and 2011 he was CRO of ING Group. Before joining ING in 1996 he worked for IBM’s European treasury in Ireland and ABN AMRO Bank in the area of financial markets. Koos Timmermans graduated from Erasmus University Rotterdam (the Netherlands) in 1986 with a master’s degree in economics.

Relevant positions pursuant to CRD IV

Member and CFO of the Executive Board of ING Groep N.V., member, CFO and vice-chairman of the Management Board of ING Bank N.V., member of the Management Board of ING Support Holding B.V. and member of the Supervisory Board of Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (‘FMO’, Entrepreneurial Development Bank).

Other relevant ancillary positions

2018 ING Group Annual Report on Form 20-F	115

Member of the Supervisory Board Stadsherstel Amsterdam N.V. and member of the Supervisory Board of Amsterdam Institute of Finance

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

Relevant positions pursuant to CRD IV

Member and CRO of the Executive Board of ING Groep N.V. and member and CRO of the Management Board of ING Bank N.V.

Changes in the composition

As announced on 4 December 2018, Tanate Phutrakul was appointed as CFO and member of the Management Board Banking, succeeding Koos Timmermans on 7 February 2019. The Supervisory Board will nominate Tanate Phutrakul for appointment as a member of the Executive Board of ING Group at the Annual General Meeting on 23 April 2019. The appointments have been approved by the European Central Bank (‘ECB’).

B.         Compensation

Remuneration report

ING’s global remuneration policy is designed to ensure that we offer well-balanced remuneration so we can recruit, engage and retain highly qualified staff as well as live up to our responsibilities towards our different stakeholders.

Our remuneration policy applies to all employees, including Executive Board members. Last year, the Supervisory Board prepared a proposal to amend the Executive Board remuneration policy to bring the remuneration for the CEO position closer to peers within the Euro Stoxx benchmark. The proposal consisted of fixed shares with an equal value to 50% of gross cash based salary. The shares had a five year retention period, and included a minimum shareholding requirement equal to one year’s gross base salary plus fixed shares.

Subsequently, the ING Group Supervisory Board noted the reactions of various Dutch stakeholders following the proposal to amend the Executive Board remuneration policy. In light of this, the Supervisory Board reconsidered the proposal and decided not to put it up for a vote at the Annual General Meeting. The Supervisory Board is now performing an extensive review of ING’s remuneration policy.

This comprehensive review will be performed by the Supervisory Board in consultation with its advisory bodies with significant emphasis on broad stakeholder engagement.

At the same time, the 2018 settlement agreement with the Dutch Public Prosecution Service also has consequences for remuneration. In the light of this settlement agreement, the members of the Executive Board of ING Group, in

2018 ING Group Annual Report on Form 20-F	116

consultation with the Supervisory Board, find it appropriate to forego their variable remuneration related to performance year 2018.

Global remuneration policy ING

Our global remuneration policy comprises the following principles:

ING’s global remuneration policy principles
Aligned with business strategy ING’s global remuneration policy is aligned with business strategy and company goals.

Long-term value creation

ING’s global remuneration policy contributes to the long-term value creation of the company and supports a focus on the long-term interests of its stakeholders, including staff, customers and shareholders.

Responsible and fair In line with our Orange Code values and behaviours, ING acts responsibly and treats staff fairly across the globe.

Mitigating risk and optimising controls

Risk management is an enabler of long-term value creation. ING ensures its global remuneration policy is properly correlated with its risk profile and stakeholder interests.

Performance driven

ING operates a robust performance management process linked to remuneration to steer and motivate all staff to deliver on ING’s strategic goals, aiming to reward success and prevent rewarding for failure.

Sustainable ING supports the sustainable recruitment, engagement and retention of all staff.

Performance Management

Our remuneration approach is strongly linked to performance management. Outcomes of performance evaluations are a direct input for remuneration.

Step Up Performance Management is ING’s global performance management approach. It aims to improve personal, and thereby ING's, performance by realising a real-time improvement practice. There are three formal moments: Priority Setting, Mid-Year Review and Year-End Evaluation. These are supported by an informal continuous conversation practice.  Step Up Performance Management aims to increase focus, alignment and transparency.

The Step Up Performance Management framework consists of three dimensions:

•                    Job: the impact employees have in their daily role on an individual and team level, based on factors such as qualitative job description, dynamic planning and selected specific quantitative priorities (KPIs).

•                    Orange Code Behaviours: how employees work and how effective their behaviour is in line with the Orange Code behaviours.

•                    Stretch Ambitions: the achievement of our employees in terms of ambitions that significantly drive delivery of our strategy and build their own capabilities.

2018 ING Group Annual Report on Form 20-F	117

All priority setting is agreed between the employee and their manager, as well as between managers, to ensure consistency across the bank. The three dimensions are equally important and have the same weight in the evaluation.

Step Up Performance Management does not prescribe the priorities employees should set. However, there are some regulatory requirements:

•                    Maximum 50% financial priorities (only for staff eligible for variable remuneration). Objectives should take into account the interest of the customer.

•                    For employees in control functions (Legal, Risk, Finance, Compliance, Audit and HR), no individual financial KPIs are allowed, unless required by local law.

•                    Risk mitigation measures may lead to a downwards adjustment of the performance outcome and affect compensation in a negative manner.

Total direct compensation

Total direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

ING aims to provide total direct compensation levels for expected business and individual performance which, on average, are at the median of the markets in which we operate, benchmarked against relevant peer groups. To ensure we adhere to this policy, we regularly monitor and benchmark salary levels across ING looking at different countries.

Fixed remuneration represents a sufficiently high proportion of the total direct compensation, which is in line with the level of expertise and skills required.

The comprehensive process around variable remuneration

The awarding of variable remuneration, where applicable, is primarily focused on long-term value creation and based on individual, business line and bank-wide performance criteria.

In all countries where we operate, we adhere to the applicable variable remuneration caps. In the Netherlands this means for example that a variable remuneration cap of 20% applies with only a small number of exemptions in line with regulations.

For Identified Staff (i.e. staff that is considered to have a material impact on the risk profile of ING), at least 40% of variable remuneration is deferred over a period of three to five years with a tiered vesting schedule. Furthermore, a substantial part (50-100%) of variable remuneration is awarded in equity.

Risk mitigating measures

ING applies measures to mitigate risk relating to variable remuneration. Our global remuneration policy takes into consideration risk, capital, liquidity and the likelihood and timing of earnings. Measures include pre-award and post-award risk assessments of variable remuneration.

Pre-award risk assessment takes place on a couple of levels. Initially, at the time of determining the variable remuneration pool. This year, after consultation with the ECB and in line with the EBA Guidelines, the Management Board and the Supervisory Board approved a new Variable Remuneration Accrual Model (VRAM).

2018 ING Group Annual Report on Form 20-F	118

The VRAM takes a holistic view of the overall performance of ING across three key dimensions, (i) financial, (ii) non-financial and (iii) risk. Within each of these three dimensions specific criteria are used to measure performance (e.g. customer, people, return on equity, cost/income, non-financial risk score and operational excellence).

The HR function, together with the Risk and Finance functions, prepares the proposal for the variable remuneration pool in line with the principles of the VRAM. The Management Board then proposes the amount of the overall variable remuneration pool to the Supervisory Board, taking into account the advice of the Risk and the Remuneration Committees.

The variable remuneration pool (which includes both individual and collective variable remuneration), encompasses all staff eligible for variable remuneration worldwide, including Identified Staff.

ING uses a four-step approach to determine whether to award any variable remuneration in a given performance year and the maximum amount of the pool:

1.                   The ING CET1 ratio must be at or above the threshold established by applicable regulations;

2.                   ING’s return on equity (ROE) is equal to or higher than a percentage to be annually determined at the beginning of the performance year by the Management Board and the Supervisory Board;

3.                   If both CET1 and ROE qualifiers are met, a maximum variable remuneration pool for ING will be unlocked, as accrued in line with the VRAM; and

4.                   If only the CET1 qualifier is met, in principle, no bank wide variable remuneration pool will be put in place. A variable remuneration pool for staff in control functions and support functions and for those employees subject to a collective variable remuneration plan will then be accrued in an amount defined by the Management Board and approved by the Supervisory Board.

In determining the overall size of the variable remuneration pool, ex-ante measures are applied to reduce for current year and prior year increases in the risk profile, as well as for any known future potential risk profile changes, which are reflected in the use of the ROE. An ex-ante risk adjustment can be made by the Management Board with the approval of the Supervisory Board, taking into account the input of the Risk and Finance functions and the advice of the Risk and Remuneration Committees. The risk adjustment takes into account the liquidity required and the cost of capital in order to ensure that the total variable remuneration pool does not limit ING's ability to maintain an adequate capital base.

The second risk-adjustment measure lies in the performance assessment. ING applies an extensive assessment of the performance of staff members before variable remuneration is proposed and awarded. Every manager carefully assesses the performance delivered by his or her individual team members on the basis of pre-agreed performance priorities. In addition, the manager has the discretionary power to adjust a variable remuneration proposal downwards in case of perceived inappropriate risk taking. In this way, variable remuneration is aligned with additional risks that have been identified throughout the performance year.

In addition, up to three risk requirements apply to Identified Staff that are considered Material Risk Takers. These risk requirements set the minimum standards to be met during the performance year. Deviation from these standards may lead to downward adjustment of variable remuneration, a so-called risk modifier. This is a process run independently by the Risk function for which the CRO is ultimately responsible. The Supervisory Board and Risk Committee are responsible for members of the Management Board.

The post-award risk assessment process analyses whether the outcomes of the initial pre-award risk assessment process were correct. This can result in a downward adjustment of variable remuneration by applying a holdback (i.e., forfeiture of up to 100% of the awarded, but unvested, variable remuneration) and/or claw back (surrender of up to 100% of the paid or vested variable remuneration). In 2018 we imposed various holdbacks related to the settlement agreement with the Dutch authorities.

2018 ING Group Annual Report on Form 20-F	119

To ensure the autonomy of staff in control functions (positions within Legal, Risk, Finance, Compliance, Audit and HR), the functional line is in the lead for the performance assessment and individual financial performance priorities are not allowed.

The total amount of variable remuneration awarded to all employees (worldwide) eligible for variable remuneration over 2018 was EUR 303 million, compared to total employee costs of 5,420 million. Variable remuneration includes both individual and collective variable remuneration such as profit sharing arrangements agreed with relevant trade unions.

In 2018, there were 7 employees, working in the Corporate Staff, Wholesale Banking and Retail Banking business lines, excluding members of the Management Board Banking, to whom total annual remuneration (including employer pension contributions and severance payments made) of EUR 1 million or more was awarded.

Impact of 2018 settlement agreement

The 2018 settlement agreement with the Dutch Public Prosecution Service was considered an important factor as part of this process.

•                    In total, the amount available for variable remuneration in 2018 has been reduced (EUR 303 million) compared to last year’s amount (EUR 403 million). For senior management the year on year variable remuneration has been reduced on average by over 60%. The variable remuneration for other staff eligible for variable remuneration will also be affected, however, to a lesser extent as appropriate.

•                    As already announced, the Executive Board volunteered to forfeit any entitlement to variable remuneration immediately following the settlement announcement. The Management Board also volunteered to forfeit their variable remuneration.

•                    Prior to the settlement agreement, a post-award risk assessment has been performed by initiation of the Supervisory Board and with the help of an external legal counsel. As a result, various holdbacks have been applied throughout the organisation, including a (partial) holdback of the outstanding deferred variable remuneration of one Executive Board member[1] . For more information we refer to the 2018 Executive Board variable remuneration section.

Shareholders’ mandate to exceed 100% variable remuneration cap

ING’s global remuneration policy is compliant with international and local legislation and regulations. The Dutch Act on the Remuneration Policies Financial Undertakings (hereafter: WBFO) sets various requirements, especially with respect to variable remuneration. ING applies all these requirements.

Under the WBFO, financial institutions are permitted to set a variable remuneration cap higher than 100% of fixed remuneration for employees outside of the European Economic Area (EEA), provided that the higher cap is approved by shareholders and does not conflict with the institution’s capital adequacy requirements.

In 2017, approval was given at the Annual General Meeting of Shareholders (AGM) to continue applying an increased maximum percentage of up to 200% for employees outside the EEA for a period of five performance years, from 2017 to 2021. ING uses this facility very rarely. In 2018 this was applied to nil employees worldwide.

Remuneration policy for the Executive Board

The Executive Board’s remuneration policy is compliant with applicable laws and regulations and is in line with the remuneration principles that apply to all staff.

[1] To be effectuated in 2019

2018 ING Group Annual Report on Form 20-F	120

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

For the AGM on 23 April 2018 a proposal was tabled for an amendment to the Executive Board remuneration policy for the CEO position. This proposal was subsequently withdrawn prior to the meeting in response to reactions from various Dutch stakeholders. For more information please refer to the press release: https://www.ing.com/Newsroom/All-news/Press-releases/ING-Supervisory-Board-withdraws-remuneration-proposal.htm and https://www.ing.com/Investor-relations/Shareholders-meeting/Annual-General-Meeting.htm

Total direct compensation

Total direct compensation for the Executive Board is determined and reviewed periodically by the Supervisory Board taking into account a number of varying factors, in particular the international market environment.

In line with requirements laid down in the Dutch Banking Code, the Executive Board's total direct compensation is compared to Euro Stoxx 50 companies. This is because the Euro Stoxx 50 benchmark includes similar organisations in terms of size and international scope. Bearing in mind all stakeholder interests, the current Executive Board remuneration policy aims to award total direct compensation slightly below the median of the Euro Stoxx 50.

Variable remuneration

Variable remuneration for the members of the Executive Board is limited to a maximum of 20% of base salary at the time of award. Variable remuneration is based for at least 50% on non-financial performance criteria. The policy provides for an at-target variable remuneration of 16% of base salary if performance criteria are met. If performance criteria are exceeded, the variable component can be increased by the Supervisory Board from target to maximum, but may not exceed 20% of base salary. If performance is below target, the variable component will be decreased, potentially to zero.

The performance priorities for the Executive Board are annually pre-determined by the Supervisory Board to ensure alignment between ING's strategy and performance objectives. In the year following the performance year, 40% of variable remuneration is paid upfront. The remainder is subject to tiered vesting over a period of five years.

Variable remuneration is fully paid out in shares. To all share awards granted to Executive Board members in their capacity as board member, a minimum retention period of five years from the date of conditional grant of the shares and one year from the vesting date applies. However, they are allowed to sell part of their shares on the date of vesting to pay tax on the vested share award.

Fully awarding variable remuneration in shares, in combination with an extensive deferral and retention period, aligns remuneration with ING’s long-term value creation.

Pension

As of 1 January 2015, all members of the Executive Board participate in the Collective Defined Contribution (CDC) pension plan with respect to their salary up to EUR 105,075 per year for 2018. As is the case for all participants in the Dutch pension scheme who earn a salary above this amount per year, the Executive Board members are

2018 ING Group Annual Report on Form 20-F	121

compensated for the lack of pension accrual by means of a savings allowance to be annually determined (see Benefits).

Benefits

Executive Board members are eligible for additional benefits (e.g. the cost associated with the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances). This may also include banking and insurance benefits from ING on the same terms that apply to other employees of ING in the Netherlands. In addition, tax and financial planning services are provided to ensure compliance with the relevant legislative requirements.

Tenure

All current members of the Executive Board have a commission contract for an indefinite period of time including an appointment or reappointment term of four years as approved at the AGM and a six months’ notice period. In the case of an involuntary exit, Executive Board members are eligible for an exit arrangement. These arrangements are subject to specific requirements (e.g. limited to a maximum of one year of base salary, no reward for failure).

Periodic review of the remuneration policy and the remuneration paid

In accordance with the Executive Board’s remuneration policy as adopted at the AGM and as described in this chapter, the Supervisory Board annually determines the actual remuneration for the Executive Board members based on the advice given by the Remuneration Committee of the Supervisory Board.

The Remuneration Committee’s responsibilities include the preparation of decisions to be taken by the Supervisory Board regarding remuneration of individual members of the Executive Board. Remuneration proposals for the individual Executive Board members are drawn up in accordance with the applicable Executive Board remuneration policy and cover the following aspects: remuneration structure, the amount of the fixed and variable remuneration components, the performance criteria used, scenario analyses that are carried out and, if and when considered appropriate, the pay ratios within the company and its affiliated enterprise. The Remuneration Committee takes note of individual Executive Board members’ views with regard to the amount and structure of their own remuneration, including the aspects as mentioned above.

Special employment conditions

Special employment conditions, such as commitments required to secure the recruitment of new executives, may be used in circumstances subject to approval by the Supervisory Board.

2018 Remuneration Executive Board

In this section, the remuneration details of the current and former Executive Board members relating to the period that they were members of the Executive Board have been included.

The Executive Board’s remuneration for 2018 should be in accordance with the Executive Board’s remuneration policy. The policy specifies that total direct compensation should be below the median of comparable positions in the Euro Stoxx 50 peer group. For 2018, the CRO and CFO total direct compensation[2]  is in line with this ambition.

[2] Total direct compensation comprises fixed base salary and variable remuneration, excluding benefits such as pension arrangements, and allowances.

2018 ING Group Annual Report on Form 20-F	122

However, the total direct compensation for the CEO is not in line with this policy. Last year, the ING Group Supervisory Board recommended to amend the Executive Board remuneration policy. In light of the reactions of various Dutch stakeholders, the Supervisory Board reconsidered the proposal and decided not to put it up for a vote at the Annual General Meeting.

In line with the Dutch Corporate Governance Code, the internal ratio of the Executive Board members' remuneration and that of a representative reference group was determined.

For this ratio, ING deems most relevant the total direct compensation of the CEO compared to the average total direct compensation of more than 54,000 ING employees worldwide. On that basis, the internal ratio in 2018 was 1:29. For the sake of transparency we also calculated the ratio of the total direct compensation of the other Executive Board members compared to the average total direct compensation of all ING employees. On that basis the internal ratio in 2018 was 1:20.  The lower ratios compared with last years‘ ratio, is a result of the fact that the Executive Board (including the CEO) volunteered to forfeit any entitlement to variable remuneration.

Following the settlement agreement and in consultation with the Supervisory Board, Koos Timmermans stepped down from his position as CFO and member of the Executive Board of ING Group on 7 February 2019 after more than 20 years of dedication to ING. Koos Timmermans joined ING in 1996 and was a member of the executive team since 2007. His efforts to align the bank’s balance sheet with new and upcoming regulation have strongly contributed to the robust financial foundation ING has today. In order to facilitate an orderly transition, and during the contractual notice period of six months, Koos Timmermans will continue to advise the company until 31 August 2019. In line with applicable regulations a severance payment was granted. While, as part of his contract he was entitled to a maximum severance payment of one year’s fixed annual pay, the Supervisory Board at its discretion has set the severance pay at a level of 50% of fixed annual pay (EUR 601,800).

2018 Executive Board base salary

In 2018 the Supervisory Board decided to increase the base salary of the CEO by 2.2% with effect from 1 January 2018, as communicated in our remuneration report 2017. AGM approval was not required since the increase of the base salary was in line with the remuneration policy for the Executive Board as approved at the AGM at an earlier stage. The base salary of the other Executive Board members remained the same in 2018.

2018 performance indicators Executive Board

As indicated in the remuneration policy, the performance of the Executive Board is assessed based on non-financial and financial indicators. For 2018, performance indicators applied included the following:

Performance Indicators[3]

Non-financial performance indicators

•                    Operational control in relation to compliance with regulations.

•                    The acceleration of the Think Forward strategy: improving customer experience and enabling commercial growth.

•                    Driving innovation to create a differentiating customer experience.

•                    Proceeding on digital transformation programmes to improve customer experience and realise further efficiency gains.

•                    Increasing ING's social and environmental impact through our sustainability activities.

[3] The combined performance indicators of the Executive Board members.

2018 ING Group Annual Report on Form 20-F	123

Financial performance indicators

•                    Underlying net result

•                    Underlying return on IFRS equity

•                    Common equity core tier 1 ratio

•                    Underlying operating expenses

•                    Underlying cost/income ratio.

2018 Executive Board performance evaluation

The table below highlights key achievements, collectively accomplished by the Executive Board in 2018 in the areas mentioned, reflecting both the overall ambitions of ING and the specific performance priorities agreed with the Supervisory Board at the beginning of 2018.

Operational control

•         2018 was dominated by the €775 million settlement agreement with the Dutch Public Prosecution Service related to the previously disclosed criminal investigations that found serious shortcomings in the execution of customer due diligence requirements to prevent financial economic crime at ING Netherlands in the period investigated (2010-2016).

•         The implementation and execution of policies related to Anti Money Laundering (AML) policies and procedures is an ongoing activity. Measures are being implemented as part of the bank-wide, global Know Your Customer (KYC) Enhancement Programme, a multi-year improvement programme with integral steering. This specific programme was officially launched early in 2017 and is expected to run until end-2020. ING is committed to periodically providing the Dutch central bank (DNB) with regular updates on the progress made.

Strategy implementation

•         Accelerated the Think Forward Strategy by growing customer bases in Wholesale and Retail Banking and major investments made to create a differentiating customer experience.

•         Important steps taken in the four major digital transformation programmes:

§  Unite be+nl: almost 600,000 Record Bank customers were successfully migrated to ING and introduced to the clear & easy ING customer experience. In Belgium all former Record Bank mortgages and consumer loans were migrated to an external provider which is an important step towards the decommissioning of systems.

§  Model Bank: in the Czech Republic, over 400,000 customers were migrated to a new Retail platform that will later be used in most of our Challenger countries. This new environment will ultimately offer 7 million customers an uniform experience across all channels at better cost efficiency.

The new platform is truly modular and makes use of all of ING’s global IT building blocks (e.g. Touch Point Architecture, ING Private Cloud).

§  Welcome: in Germany, digitisation and operational excellence initiatives continued with the introduction of new features for mortgages disbursements and the automation of back-office dispute handling.  Also the testing of  new Money Management features was started such as “categorisation” of transactions (e.g. shopping) in the online current account statement.

§  WB TOM: customers are now offered the same standardised contract for account opening for the vast majority of all account opening requests globally.

Further sharpened control and faster response through real-time transaction monitoring.

•         Ranked number one in Net Promotor Scores relative to competitors in 7 of 13 retail markets.

Innovation

•         New initiatives developed and aligned with partners to improve the customer experience, including:

§  Acquiring a 75% stake in Payvision, a fast-growing, leading international omnichannel payments service provider.

§  A partnership with AXA  to create a fully digital insurance platform that will offer clear and easy, customisable protection to retail customers in Australia, Austria, France, Germany, Italy and Czech Republic.

§  Expansion of Yolt, the money management platform in the UK, to France and Italy as part of the ambition to build a pan-European money platform

§  Investment in the international payments platform TranferMate, with the ambition to integrate TransferMate payments into ING services for SME and corporate customers to provide them with faster, cheaper and easier payments solutions.

•         Major milestones achieved in the blockchain area including:

§  In partnership with fourteen larger industry players and banks set up the venture Komgo  in order to digitalise the trade and commodities finance sector through a blockchain based open platform.

§  Together with HSBC conducted the first live, commercial trade finance transaction on blockchain for agrifood trading giant Cargill using the R3 Corda platform.

Sustainability

•         Introduction of the Terra Approach, an innovative and accurate way to measure the climate impact of ING’s EUR 600 billion loan book and steer this towards meeting the Paris Agreement’s  two-degree goal. The Terra Approach is open source and is shared with other banks and stakeholders interested in adopting this approach.

•         ING was named to CDP’s Climate A-List of 126 companies leading on climate change action. CDP is a leading global non-profit that uses measurement and disclosure to improve the way companies and governments manage environmental risks.

Financial performance

•         Increased  number of new retail customers by 1 million to 38.4 million; number of primary relationships up by 1.1 million to 12.5 million.

•         Achieved  net profit (IFRS-EU) of EUR 4,703 million, down 4.1% from 2017. Underlying net profit is EUR 5,389 million, up 8.7% from 2017 (EUR 4,957 million), notwithstanding persistent pressures from the low interest rate environment.

•         Grew  net core lending by EUR 36.6 billion (+6.4%); increased customer deposits by EUR 19.3 billion (+3.6%).

•         Realised  underlying return on equity (IFRS-EU) for ING Group of 11.2%, up from 10.2% in 2017.

•         Improved  underlying cost/income ratio to 54.8% from 55.5% in 2017.

2018 ING Group Annual Report on Form 20-F	124

2018 Executive Board variable remuneration

In the light of the settlement agreement with the Dutch Public Prosecution Service the members of the Executive Board of ING Group, in consultation with the Supervisory Board, find it appropriate to forego their variable remuneration related to performance year 2018. For more information please refer to the press release: https://www.ing.com/Newsroom/All-news/Press-releases/ING-reaches-settlement-agreement-with-Dutch-authorities-on-regulatory-issues-in-the-ING-Netherlands-business.htm

The tables below (i.e. total direct compensation, pension costs and other emoluments) shows the remuneration awarded to the individual Executive Board members with respect to the performance years 2018, 2017 and 2016. Please note that the 2018 figures reflect an entire year for all three members of the Executive Board whereas the 2017 figures reflect a partial year as an Executive Board member for Koos Timmermans and Steven van Rijswijk.

Total direct compensation of the individual members of the Executive Board

		2018		2017		2016
Amounts in euros (rounded figures)	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares
Ralph Hamers (CEO)
Base salary	1,750,000		1,713,000		1,663,000
Variable remuneration (fully in shares) [1]			293,000	18,547	316,000	23,092

Koos Timmermans (CFO)
Base salary	1,203,600		781,000
Variable remuneration (fully in shares) [1]			104,000	6,612

Steven van Rijswijk (CRO)
Base salary	1,203,600		781,000
Variable remuneration (fully in shares) [1]			104,000	6,584

Total aggregated base salary	4,157,200		3,275,000		1,663,000
Total aggregated variable remuneration			501,000		316,000
Total aggregated number of shares				31,743		23,092

1  The number of shares is based on the average ING share price on the day on which the year-end results were published.

2018 ING Group Annual Report on Form 20-F	126

Prior to ING reaching a settlement with the Dutch Public Prosecution Service, the Supervisory Board initiated an internal investigation (post-award risk assessment) with the help of external legal counsel. Even though there was no indication of personal wrongdoing or individual culpability, the Supervisory Board, acting in accordance with ING’s Remuneration Regulations Framework, deemed that there is sufficient grounds to apply a (partial) holdback on the outstanding deferred variable remuneration of one Executive Board member, given his position during the investigated period as member of the Management Board and being end-responsible for ING Netherlands for several years[4] .

Pension costs

Members of the Executive Board participate in the Collective Defined Contribution (CDC) pension plan as part of the Executive Board remuneration policy. In 2018 pension accrual only applies to salary up to an amount of EUR 105,075. The table below shows the pension costs of the individual members of the Executive Board in 2018, 2017 and 2016.

Pension costs of the individual members of the Executive Board

Amounts in euros (rounded figures)	2018	2017	2016
Ralph Hamers	26,000	30,000	26,000
Koos Timmermans	26,000	19,000	–
Steven van Rijswijk	26,000	19,000	–

Benefits

The individual members of the Executive Board receive other emoluments, including savings allowances for the loss of pension benefits for salary above EUR 105,075 for 2018, employer contributions to savings schemes, reimbursement of costs related to home/work commuting, costs associated with the company car and costs associated with housing and schooling (the latter two only for expats).

The other emoluments amounted in 2018, 2017 and 2016 to the following costs.

Other emoluments

amounts in euros (rounded figure)	2018	2017	2016
Ralph Hamers	561,000	624,000	553,000
Koos Timmermans	408,000	290,000
Steven van Rijswijk	369,000	274,000

Long-term incentives awarded in previous years

Long-term incentives to the Executive Board members in previous years are disclosed in the table ING shares held by members of the Executive Board.

Employee stock options

The table below contains information on the outstanding employee stock options and the movements during the financial year of employee stock options held by the members of the Executive Board as of 31 December 2018, which were all awarded to these board members in roles within ING prior to their appointment to the Executive Board.

[4] To be effectuated in 2019.

2018 ING Group Annual Report on Form 20-F	127

Options held by the members of the Executive Board

Number of options	Outstanding as at 31 December 2017	Exercised in 2018	Waived or expired in 2018	Outstanding as at 31 December 2018	Grant price in euros	Vested date	Expiry date
Ralph Hamers	16,957		16,957		€ 16.66	13 March 2011	13 March 2018
	19,985			19,985	€ 2.90	19 March 2012	19 March 2019
	22,124			22,124	€ 7.35	17 March 2013	17 March 2020

Koos Timmermans	56,405		56,405		€ 19.53	15 May 2011	15 May 2018
	20,675		20,675		€ 14.36	17 Sep 2011	17 Sep 2018

Steven van Rijswijk	2,770		2,770		€ 16.66	13 March 2011	12 March 2018
	9,044		9,044		€ 16.66	13 March 2011	12 March 2018
	1,688			1,688	€ 2.90	19 March 2012	18 March 2018
	11,658			11,658	€ 2.90	19 March 2012	18 March 2018
	2,318			2,318	€ 7.35	17 March 2013	16 March 2020
	10,694			10,694	€ 7.35	17 March 2013	17 March 2020

2018 ING Group Annual Report on Form 20-F	128

Shares

Deferred shares are shares conditionally granted subject to a tiered vesting over a period of five years (for awards in 2018 and before), with the ultimate value of each deferred share based on ING’s share price on the vesting date.

For the Executive Board members the following shares vested during 2018:

Shares vested for the Executive Board during 2018

	Shares	Granting date	Vesting date	Nr. of shares granted[3]	Nr. of shares vested prior years	Nr. of shares vested 2018	Nr. of unvested shares[4]	Vesting price
Ralph Hamers[1]	LSPP[2]	27 March 2014	27 March 2018	6,215	5,385	830		€ 13.68
	LSPP	11 May 2016	11 May 2018	28,404	17,042	5,680	5,682	€ 13.26
	LSPP	11 May 2017	11 May 2018	23,092	9,237	4,618	9,237	€ 13.26
	LSPP	10 May 2018	10 May 2018	18,547		7,419	11,128	€ 13.54
Koos Timmermans[1]	LSPP	13 May 2015	13 May 2018	30,012	24,009	6,003		€ 13.40
	LSPP	11 May 2016	11 May 2018	18,278	10,966	3,655	3,657	€ 13.26
	LSPP	11 May 2017	11 May 2018	15,838	6,335	3,167	6,336	€ 13.26
	LSPP	10 May 2018	10 May 2018	10,139		4,056	6,083	€ 13.54
Steven van Rijswijk[1]	LSPP	27 March 2015	27 March 2018	15,088	12,572	2,516		€ 13.68
	LSPP	25 March 2016	27 March 2018	19,362	12,908	3,227	3,227	€ 13.68
	LSPP	27 March 2017	27 March 2018	13,890	6,945	2,315	4,630	€ 13.68
	LSPP	27 March 2018	27 March 2018	3,460		1,730	1,730	€ 13.68
	LSPP	10 May 2018	10 May 2018	6,584		2,634	3,950	€ 13.54

1   Shares granted to Ralph Hamers in March 2014, to Koos Timmermans in May 2015, May 2016 and May 2017 and Steven van Rijswijk in March 2015, March 2016, March 2017 and March 2018 were awarded for their performance in positions prior to their appointments to the Executive Board.

2   Deferred share units of Ralph Hamers are cash settled instruments of which the ultimate value will be based on ING Group’s share price at the vesting date.

3   Number of shares granted includes both deferred and upfront part awarded at the granting date.

4   The (partial) holdback of the outstanding deferred variable remuneration of one Executive Board member will be effectuated in 2019.

As recognised in the profit or loss statement of 2018, the expenses per Executive Board Member (active on 31 December 2017), whilst serving on the Executive Board, amount to EUR 2.6 million for the CEO, EUR 2.5 million for the CFO and EUR 1.8 million for the CRO.

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2018, 2017 and 2016.

2018 ING Group Annual Report on Form 20-F	129

Loans and advances to the individual members of the Executive Board

Amounts in thousands of euros	2018			2017			2016
	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments	Amount outstanding 31 December	Average interest rate	Repay- ments
Ralph Hamers	2,499	1.4%		2,499	1.4%		2,499	2.6%
Koos Timmermans	182	6.2%		182	6.2%
Steven van Rijswijk

ING shares held by Executive Board members

Executive Board members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board at 31 December 2018, 2017 and 2016.

ING shares held by members of the Executive Board

number of shares	2018	2017	2016
Ralph Hamers	67,392	58,094	50,216
Koos Timmermans	93,094	84,349
Steven van Rijswijk	66,153	59,914

2019 Remuneration Executive Board

As mentioned before, the Supervisory Board is performing in consultation with its advisory bodies a comprehensive review of the Executive Board’s remuneration policy.

In this context, also bearing in mind the settlement, the Supervisory Board has decided not to change the remuneration of the CEO and the other Executive Board members with effect from 1 January 2019.

Remuneration Supervisory Board

Supervisory Board remuneration policy

The remuneration policy for the Supervisory Board, as approved at the AGM on 25 April 2016, aims to:

•    Provide a simple and transparent structure

•    Bring remuneration levels in line with peers and with levels adequate to attract qualified (international) Supervisory Board members

•    Align remuneration with increased responsibilities and time spent.

The Supervisory Board remuneration policy for 2018, similar as to 2017, is shown below:

2018 ING Group Annual Report on Form 20-F	130

Supervisory Board remuneration structure

Annual remuneration	Amounts in euros
Chairman Supervisory Board	125,000
Vice Chairman Supervisory Board	95,000
Supervisory Board Member	70,000
Committee fees (annual amounts)
Chairman Committee	20,000
Member Committee	10,000
Attendance fees (per meeting)
Attendance fee outside country of residence	2,000
Attendance fee outside continent of residence	7,500

In addition, members of the Supervisory Board are reimbursed for their travel and business related expenses relating to ING.

2018 Remuneration Supervisory Board

The table below shows the remuneration, including attendance fees per Supervisory Board member.

2018 Remuneration Supervisory Board

		2018		2017		2016
Amount in euros (rounded figures)	Remuneration	VAT	Remuneration	VAT	Remuneration	VAT
Jeroen van der Veer[1]	57,000	12,000	169,000	35,000	178,000	37,000
Hermann-Josef Lamberti	139,000		141,000		149,000
Henk Breukink	104,000	22,000	105,000	22,000	115,000	24,000
Mariana Gheorghe	105,000		94,000		98,000
Robert Reibestein	114,000	24,000	112,000	24,000	114,000	24,000
Eric Boyer de la Giroday	108,000		106,000		114,000
Hans Wijers	153,000	32,000	35,000	7,000
Jan Peter Balkenende	82,000	17,000	27,000	6,000
Margarata Haase[2]	63,000

1   Jeroen van der Veer stepped down as of 23 April 2018. The remuneration figures for 2018 reflect a partial year as a member of the Supervisory Board.

2   Margarete Haase was appointed to the Supervisory Board by the 8 May 2017 AGM. She joined the meetings of the Supervisory Board as an observer since 9 May 2017. In light of the planned reduction of the number of her directorships, her appointment has became effective as per 1 May 2018 as decided by the Supervisory Board in January 2018.

2018 ING Group Annual Report on Form 20-F	131

Compensation of former members of the Supervisory Board who are not included in the table above amounted to nil in 2018, EUR 140,000 in 2017 and EUR 235,000 in 2016.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The Supervisory Board members do not receive privileged financial services. As of 31 December 2018 there are no loans and advances outstanding to Supervisory Board members.

ING shares and employee stock options held by Supervisory Board members

Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board at 31 December 2018, 2017 and 2016.

ING shares held by members of the Supervisory Board

number of shares	2018	2017	2016
Jeroen van der Veer¹		119,469	119,469
Hermann-Josef Lamberti	5,700	5,700	5,700
Eric Boyer de la Giroday	47,565	47,565	47,565
Margarete Haase²	800

1   Due to the fact Jeroen van der Veer is not in a formal position as Supervisory Board member on 31 December 2018 (stepped down as of 23 April 2018), no data is included in 2018.

2   Margarete Haase was appointed to the Supervisory Board by the 8 May 2017 AGM. She joined the meetings of the Supervisory Board as an observer since 9 May 2017. In light of the planned reduction of the number of her directorships, her appointment has became effective as per 1 May 2018 as decided by the Supervisory Board in January 2018.

The following table contains information on the employee stock options outstanding by, and awards vested for, the members of the Supervisory Board.

Employee stock options on ING Groep N.V. shares held by members of the Supervisory Board at 31 December 2018

number of stock options	Outstanding as at 31 December 2018	Expires in 2018	Outstanding as at 31 December 2017	Expires in 2017	Outstanding as at 31 December 2016	Expires in 2016
Eric Boyer de la Giroday		113,385	113,385	113,479	226,864	92,984

2018 ING Group Annual Report on Form 20-F	132

C.         Board practices

For information regarding board practices, see Item 6.A and Item 10.B of this Form 20-F.

D.         Employees

The average number of employees at a full time equivalent basis was 52,233 at the end of 2018, of which 13,600 or 26%, were employed in the Netherlands. Substantially all of the Group’s Dutch employees are subject to a collective labor agreement covering ING in the Netherlands.

The distribution of employees with respect to the Group’s continuing and discontinued operations for the years 2018, 2017 and 2016 were as follows:

Average number of employees at full time equivalent basis

	Netherlands			International			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continuing operations - average number of employees at full time equivalent basis	13,600	13,141	13,660	38,633	38,363	38,283	52,233	51,504	51,943
Total average number of employees at full time equivalent basis	13,600	13,141	13,660	38,633	38,363	38,283	52,233	51,504	51,943

The Group employs a significant numbers of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 6,080 at the end of 2018.

E.         Share ownership

For information regarding share ownership, see Item 6.B of this Form 20-F and Note 27 ‘Staff expenses’ to the consolidated financial statements.

2018 ING Group Annual Report on Form 20-F	133

Item 7.           Major shareholders and related party transactions

A. Major shareholders

ING Group ordinary shares are listed on the stock exchanges of Amsterdam, Brussels and New York (NYSE). Options on ING Group ordinary shares or in the form of American depository receipts (ADRs) are traded on the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Holders of  ordinary shares or American Depositary Shares with a stake of 3% or more

To the best of our knowledge, as of 31 December 2018, no holder of ordinary shares or American Depositary Shares (“ADSs”), other than BlackRock Inc. and Artisan Investments GP LLC held more than 3% of ING Group’s issued share capital.

On 25 January 2017, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 258,414,450 ordinary shares of ING Group as of 31 December 2016, representing 6.7% of ING Group’s issued share capital. On 30 January 2018, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 304,505,468 ordinary shares of ING Group as of 31 December 2017, representing 7.8% of ING Group’s issued share capital. On 4 February 2019, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 233,492,874 ordinary shares of ING Group as of 31 December 2018, representing 6.0% of ING Group’s issued share capital.

On 31 December 2018, ING Groep N.V. and its subsidiaries held 1,137,701 ordinary shares or ADSs, representing 0.03% of ING Group’s issued share capital. ING Groep N.V. does not have voting rights in respect of shares and ADSs it holds or which are held by its subsidiaries.

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

On 31 December 2018, no person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or ADSs. As of 31 December 2018, members of the Supervisory Board and their related third parties held 54,065 Ordinary Shares . If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

As of 31 December 2018, members of the Executive Board and their related third parties held 226,639 ordinary shares of which 76,799 are restricted by a retention period.

On 31 December 2018 ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act. ING Groep N.V.’s subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an

2018 ING Group Annual Report on Form 20-F	134

obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

As of 31 December 2018 ING Groep N.V. was not aware of any arrangements the operation of which may result in a change of control of ING Groep N.V.

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

As of 31 December 2018, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.681 million at an average interest rate of 1.8% . The largest aggregate amount of loans and advances outstanding to the members of  the Executive Board during 2018 was EUR 2.681 million.

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

In addition, ING Group has entered into various transactions with related parties. For more information, reference is made to Note 51 “Related parties” of Note 2.1 to the consolidated financial statements.

C. Interests of experts and counsel

This item does not apply to annual reports on Form 20-F.

2018 ING Group Annual Report on Form 20-F	135

Item 8.           Financial information

A.         Consolidated statements and other financial information

Consolidated statements

For information regarding consolidated statements and other financial information, see Item 18 of this Form 20-F.

Legal Proceedings

For a description of ING’s legal proceedings, see Note 47 ‘Legal proceedings’ of Note 2.1 to the consolidated financial statements.

Policy on dividend distribution

ING is committed to maintaining a healthy Group CET1 ratio above the prevailing fully-loaded requirements, plus a comfortable management buffer (to include pillar 2 guidance) and to returning capital to its shareholders. ING aims to pay a progressive dividend. The Board proposes to pay a total dividend of EUR 2,646 million, or EUR 0.68 per ordinary share for the financial year 2018, subject to the approval of shareholders at the Annual General Meeting in April 2019. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2018, the final dividend will amount to EUR 0.44 per ordinary share and be paid in cash. These payments per share represent gross amounts which are subject to Dutch dividend withholding tax

ING aims to pay an interim dividend with its half year results, as well as a final dividend each year, both in cash. Dividend proposals will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments.

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

2018 ING Group Annual Report on Form 20-F	136

Dividends are  subject  to  withholding  taxes  in  the  Netherlands  as  described  under  Item  10,  “Additional  Information  -  Taxation  -  Netherlands  Taxation”.

B.         Significant changes

For information on the estimate balance sheet impact of IFRS 16 accounting standard effective as from 1 January 2019, reference is made to Note 2.1.1 b) ‘Upcoming changes in IFRS after 2018. For information on subsequent events reference is made to Note 52 ‘Subsequent events’ of the consolidated financial statements.

Since 31 December 2018, until the filing of this report, no other significant changes have occurred in the financial statements of the Group included in “Item 18 Consolidated Financial Statements” of this document.

Item 9.           The offer and listing

A.         Offer and listing details

Ordinary Shares (nominal value EUR 0.01 per share) are traded on Euronext Amsterdam, the principal trading market for the Ordinary Shares, under the symbol “INGA”. The Ordinary Shares are also listed on the stock exchange of Euronext Brussels, under the symbol “INGA”. ADSs, representing an equal number of Ordinary Shares, are traded on the New York Stock Exchange under the symbol “ING”.

B.         Plan of distribution

This item does not apply to annual reports on Form 20-F.

C.         Markets

For information regarding markets, see Item 9.A of this Form 20-F.

D.         Selling shareholders

This item does not apply to annual reports on Form 20-F.

E.         Dilution

This item does not apply to annual reports on Form 20-F.

F.         Expenses of the issue

This item does not apply to annual reports on Form 20-F.

2018 ING Group Annual Report on Form 20-F	137

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

Members of the Supervisory Board and members of the Executive Board with a conflict of interest may not participate in the decision-making with respect to the matter or transaction to which the conflict of interest relates, and the votes of such members shall not be taken into account.

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

Supervisory Board members shall be nominated for appointment for a maximum of four years and may be reappointed once for another four-year period. Without prejudice to any current term of appointment which commenced before 1 Januari 2017, Supervisory Board members may be nominated for reappointment for an additional period of two years, which period may subsequently be extended by at most two years. In the event of a reappointment after having served

2018 ING Group Annual Report on Form 20-F	138

for two terms of four years or more, reasons must be given in the report of the Supervisory Board. The Supervisory Board may deviate from the above in special circumstances at its discretion.

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

Restrictions on share ownership

As of 31 December 2018 there were no limitations under Dutch law or the Articles of Association on the right to own Ordinary Shares, including the right of non-Dutch nationals or residents rights to hold or exercise voting rights.

General Meeting

Frequency, notice and agenda of General Meetings

ING’s General Meeting is normally held each year in April or May to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on:

•        The distribution of dividends or other distributions;

2018 ING Group Annual Report on Form 20-F	139

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

As provided for in the Dutch Civil Code, implementing the BRRD, ING Group’s Articles of Association permit this convocation period to shorten to 10 days if (i) ING Group meets the criteria for early intervention measures; (ii) resolution can be avoided by means of a capital increase; and (iii) a general meeting would be required to enable ING Group to issue the required number of shares.

As of the date of convening a General Meeting, all information relevant for shareholders is made available via the ING Group website and through its head office. Information relevant for shareholders includes the notice of the General Meeting, the agenda with instructions on how to participate in the meeting (either in person or by proxy), the place and time of the meeting, the address of the website of ING Group, the explanatory notes to the agenda including the verbatim text of the proposals, as well as the reports of the Executive Board and the Supervisory Board.

Proposals by shareholders

Proposals to include items on the agenda for a General Meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders representing together at least one per cent of the issued share capital

Dialogue with shareholders

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

Attending General Meetings

Shareholders may attend a General Meeting in person, or may grant a proxy in writing to a third party to attend the meeting and to vote on their behalf. Prior to a General Meeting, ING will make proxy forms available on its website.

2018 ING Group Annual Report on Form 20-F	140

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

Proxy voting forms for shareholders are made available on the website of ING Group (www.ing.com). By returning the form, shareholders give a proxy to an independent proxy holder (a public notary registered in the Netherlands) who will vote according to the instructions expressly given on the proxy form.

The submission of these forms is subject to additional conditions specified on such forms.

To encourage participation at the General Meeting, ING provides the EVO (e-voting) platform, an online facility through which shareholders can register for a meeting or appoint a proxy.

Main powers of the General Meeting

The main powers of the General Meeting are to decide on:

•        the appointment, suspension and dismissal of members of the Executive Board and members of the Supervisory Board, subject to a binding nomination or a proposal of the Supervisory Board as set forth in the Articles of Association;

•        the adoption of the financial statements;

•        the declaration of dividends, subject to the power of the Executive Board to allocate part or all of the profits to the reserves – with approval of the Supervisory Board – and the declaration of other distributions, subject to a proposal by the Executive Board and approved by the Supervisory Board.

•        the appointment of the external auditor;

•        an amendment of the Articles of Association, a legal merger or division of ING Group, and winding-up of ING Group, all subject to a proposal made by the Executive Board with approval by the Supervisory Board;

•        the issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the Executive Board, subject to a proposal by the Executive Board that has been approved by the Supervisory Board;

•        the authorisation of a repurchase of outstanding shares and/or a cancellation of shares. In addition, the approval of the General Meeting is required for Executive Board decisions that would be expected to have a material effect on the identity or nature of ING Group or its enterprise.

2018 ING Group Annual Report on Form 20-F	141

Reporting

Resolutions adopted at a General Meeting are generally published on the website of ING Group (www.ing.com) within one week following the meeting. In accordance with the Dutch Corporate Governance Code, the draft minutes of the General Meeting are made available to shareholders on the website of ING Group (www.ing.com) no later than three months after the meeting. Shareholders may react to the draft minutes in the following three months, after which the final minutes are adopted by the chairman of the meeting in question and by a shareholder appointed by that meeting. The final minutes are made available on the website of ING Group (www.ing.com). By exception to the provisions of the Dutch Corporate Governance Code, shareholders will not have the opportunity to react to the minutes of a General Meeting if a notarial report of the meeting is made, as this would be in conflict with laws applicable to such notarial report.

Capital and shares

Capital structure

The authorised capital of ING Group consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to the ING Continuity Foundation (‘Stichting Continuïteit ING’). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issuance of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one third of the total issued share capital of ING Group. The purpose of this call option is to protect the independence, continuity and identity of ING Group against influences that are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile takeovers). However, the ordinary shares are not used for protective purposes.

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

The set-up and content of the currently applicable share issue authorisation have been discussed with many investors, proxy advisors and other stakeholders in the context of the corporate governance review of 2016 and in the general meetings of 2016 and subsequent years; their feedback has taken into account. It enables the Executive Board to issue new ordinary shares (including the granting of rights to subscribe for ordinary shares, such as warrants or in connection with convertible debt instruments) for a period of 18 months, ending on 23 October 2019 subject to the following conditions and limits:

2018 ING Group Annual Report on Form 20-F	142

•         No more than 40 percent of the issued share capital in connection with a rights issue, being a share offering to all shareholders in proportion to their existing holdings of ordinary shares as nearly as may be practical. However, the Executive Board and Supervisory Board may exclude certain shareholders from such a share offering for practical or legal reasons such as record dates, fractional entitlements, treasury shares, applicable legal restrictions on share offerings or in the context of a syndicated rights issue; plus

•         No more than 10 percent of the issued share capital, with or without pre-emptive rights of existing shareholders.

Specific approval by the General Meeting is required for any share issuance exceeding these limits.

The purpose of this share issue authorisation is to delegate the power to issue new ordinary shares to the Executive Board. Accordingly, the Executive Board is authorised to issue new ordinary shares without first having to obtain the consent of the General Meeting,  which in the Netherlands is subject to a statutory convocation period of at least 42 days. This authorisation gives ING Group flexibility in managing its capital resources, including regulatory capital, while taking into account shareholders’ interests to prevent dilution of their shares. It particularly enables ING Group to respond promptly to developments in the financial markets, should circumstances so require. The Executive Board and the Supervisory Board consider it in the best interest of ING Group to have the flexibility this authorisation provides.

This authorisation may be used for any purpose, including but not limited to strengthening capital, financing, mergers or acquisitions. However, the authorisation to issue ordinary shares by way of rights issue cannot be used for mergers or acquisitions on a stock-for-stock basis as this is incompatible with the concept of pre-emptive rights for existing shareholders.

In line with market practice, ING Group currently intends to include the following categories of shareholders in such a rights issue:

1. Qualified investors as well as retail investors in the Netherlands and the US (SEC registered offering);

2 Qualified investors in EU member states;

3. Retail investors in EU member states where ING has a significant retail investor base, provided that it is feasible to meet local requirements (in ING’s 2009 rights offering, shares were offered to existing shareholders in Belgium, France, Germany, Luxembourg, Spain and the UK, where ING believed the vast majority of retail investors were located at that time);

4. Qualified or institutional investors in Canada and Australia.

Retail investors in Canada and Australia and investors in Japan will not be included in such a share offering.

Shareholders who are not allowed to, do not elect to, or are unable to subscribe to a rights offering, are entitled to sell their rights in the market or receive any net financial benefit upon completion of a rump offering after the exercise period has ended.

The share issue authorisation that will be proposed to the 2019 Annual General Meeting will be similar to the currently applicable authorisation described above.

Transfer of shares and transfer restrictions

Shares not included in the Securities Giro Transfer system (‘Wet Giraal Effectenverkeer’ system) are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to

2018 ING Group Annual Report on Form 20-F	143

acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of ordinary shares, whereas the transfer of cumulative preference shares is subject to prior approval of the Executive Board. ING Group is not aware of the existence of any agreement pursuant to which the transfer of ordinary shares or American depositary receipts for such shares is restricted.

Shares that are included in the Securities Giro Transfer system are transferred pursuant to the Securities Giro Transfer Act (‘Wet Giraal Effectenverkeer’). A shareholder, who wishes to transfer such shares, must instruct the securities intermediary where his shares are administered accordingly.

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

Pursuant to this authorisation, no more than 10 percent of ING Group’s share capital may be held as treasury shares. When repurchasing shares, the Executive Board must observe the price ranges prescribed in the authorisation. For the ordinary shares, the authorisation currently in force stipulates a minimum price of one eurocent and a maximum price equal to the highest stock price on the Amsterdam stock exchange on the date on which the purchase agreement is concluded or on the preceding day of stock market trading.

Special rights of control

No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

Shareholders’ structure

Pursuant to the Dutch Financial Supervision Act (‘Wet op het financieel toezicht’), any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of ING Group as a result of which acquisition or disposal the percentage of his voting rights or capital interest, whether through ownership of shares, American depositary receipts (‘ADR’) or any other financial instrument, whether stock-settled or cash-settled, such as call or put options, warrants, swaps or any other similar contract, reaches, exceeds or falls below certain thresholds, is required to notify in writing the Dutch Authority for the Financial Markets (‘Autoriteit Financiële Markten’) immediately after the acquisition or disposal of the triggering interest in ING Group’s share capital. If the share capital percentage or the voting rights percentage of a person changes as a result of (denominator) changes at ING Group, the fact that such percentage has reached, exceeded or fallen below a threshold must also be notified to the Dutch Authority for the Financial Markets. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% of the issued share capital or voting rights of ING Group. The notification will be recorded in a public register that is held by the Dutch Authority for the Financial Markets.

Details of investors, if any, who have reported their interest in ING Group pursuant to the Dutch Financial Supervision Act (or the predecessor of this legislation).

ING Group is not aware of any investors (or potential shareholders) with an interest of three percent or more in ING Group other than those shown in Item 7. A ‘ Major shareholder’  as per year-end 2018.

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

2018 ING Group Annual Report on Form 20-F	144

on the person entering into that transaction in the event of a change in the price of such shares or ADRs, is required to publicly notify, in accordance with the provisions of the above-mentioned regulation if, as a result of such acquisition or disposal the person’s net short position reaches, exceeds or falls below 0.5% of the issued share capital of ING Group and each 0.1% above that.

Investor Relations and bilateral contacts with investors

ING Group encourages and recognises the importance of bilateral communication with the investment community. The Investor Relations department actively manages communications with current and potential shareholders, holders of ADRs, bondholders, industry analysts and rating agencies.

ING Group strives to provide clear, accurate and timely financial information that is in strict compliance with applicable rules and regulations, in particular those concerning selective disclosure, inside information and equal treatment. In addition to the General Meetings, ING Group may communicate with its shareholders, the investment community and the general public through earnings announcements, presentations and meetings with analysts, investors and the press.

ING Group publishes a comprehensive quarterly disclosure package that includes extensive and detailed financial figures with relevant explanatory remarks. This information is discussed thoroughly on the day of the earnings release during media, analyst and investor conference calls. These are broadly accessible to interested parties. The publication dates of quarterly earnings releases are announced in advance on ING Group’s website.

ING Group participates in several industry conferences and generally hosts one Investor Relations Day every two to three years. These events are announced in advance on ING Group’s website, and presentation materials are made available in real time on the website. This is in accordance with the applicable regulatory requirements intended to ensure that all shareholders and other market participants have equal and simultaneous access to information that could potentially influence the price of ING Group’s securities. ING Group’s Investor Relations Days can be accessed by means of live webcasts. Investor Relations Days or conferences in which ING Group participates will not take place during the period immediately prior to the publication of quarterly financial results.

ING Group strives to maintain an open and constructive dialogue with current and potential investors, and with industry analysts. The scope of such bilateral communication may range from single investor queries via email, to more elaborate discussions with analysts or institutional investors that take place via telephone or face to face. ING Group’s Investor Relations department is the main point of contact for these communications. Executive Board members or Management Board Banking or divisional management members may also participate in investor meetings. These meetings are not announced in advance, nor can they be followed by webcast or any other means. Information provided during such occasions or in any contacts with the press is limited to what is already publicly available.

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

ING Group may decide not to accommodate or accept any requests or invitations to enter into a dialogue with potential investors, or to accommodate or accept such request or invitation under specific conditions. It is ING’s policy not to initiate bilateral contacts or contacts with the press during the period immediately prior to publication of regular quarterly results.

2018 ING Group Annual Report on Form 20-F	145

Approximately 25 analysts actively cover and generally issue reports on ING Group. A list of these analysts can be found under ‘Analyst Coverage’ in the Investor Relations section of ING Group’s website. During 2018, ING Group did not provide any form of compensation to parties that are directly or indirectly involved in the production or publication of analysts’ reports, with the exception of credit-rating agencies.

ING Group participated in 18 industry conferences during 2018. In total, there were approximately 900 meetings (including conference calls) with institutional investors and/or analysts during 2018. Conference presentations and face-to-face meetings with investors and/or analysts took place in 34 different cities across the globe.

The geographical distribution of ING Group’s investor base is diverse: an estimated 34.8% of our shares are held in the United States, 19.0% in the United Kingdom, 12.3% in France, 8.9% in Germany, 3.3% in the Netherlands, 5% in Switzerland, 9.4% in Rest of Europe and 7.2% in Rest of the World. These figures are based on year-end 2018 estimates of institutional share ownership from investor intelligence service provider IHS Markit.

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

Change of control clauses in material agreements

ING Group is not a party to any material agreement that becomes effective or is required to be amended or terminated, in case of a change of control of ING Group  following a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint-venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, insurance and reinsurance agreements and futures and option trading agreements. Following a change of control of ING Group (as a result of a public bid or otherwise) such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions

Severance payments to members of the Executive Board

The contracts entered into with the members of the Executive Board provide for severance payments that become due upon termination of the applicable Executive Board member’s contract, including if termination occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. For purposes of calculating the amounts due, it is not relevant whether or not termination of the employment or commission contract is related to a public bid. Severance payments to the members of the Executive Board are limited to a maximum of one year’s fixed salary, in line with the Dutch Financial Supervision Act and the Corporate Governance Code.

Amendment of the Articles of Association

The General Meeting may resolve to amend the Articles of Association of ING Group, provided that the resolution is adopted based on a proposal of the Executive Board, which has been approved by the Supervisory Board. An amendment of the Articles of Association is required to be passed by notarial deed.

2018 ING Group Annual Report on Form 20-F	146

C.         Material contracts

Except for the settlement of ING Bank N.V. with the Dutch Public Prosecution Service (DPPS) on regulatory issues in the ING Netherlands business that resulted in penalties totalling €775 million, there have been no material contracts outside the ordinary course of business to which ING Groep N.V. or any of its subsidiaries is a party in the last two years.

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

2018 ING Group Annual Report on Form 20-F	147

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

2018 ING Group Annual Report on Form 20-F	148

      iv.            Upon request and under certain conditions, certain qualifying individual and corporate U.S Shareholders of Ordinary Shares or ADSs which are not subject to personal or corporate income tax in the Netherlands may request a refund of Dutch dividend withholding tax insofar the withholding tax withheld on the gross dividend is higher than the personal or corporate income tax which would have been due on the net dividend if they were resident or established in the Netherlands. This refund is however not applicable when, based on the Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the U.S. Shareholder. However, it is unclear whether (i) which (financing) costs can be taken into account when determining the hypothetical personal or corporate income tax due on the net income (ii) or how the Netherlands would determine whether, based on the double taxation convention, a full credit is available in the country of residence of the holder for purposes of this refund. See “United States Taxation—Taxes on dividends” for more information. The provision in essence is intended to be a codification of certain judgments by both the European Free Trade Association Court of Justice and the European Court of Justice that already indicated that in certain circumstances a refund should be available prior to the introduction of the provision in Dutch law. It is possible that this provision is an insufficient codification of these judgments and that based on EU law a larger refund should be provided.

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

2018 ING Group Annual Report on Form 20-F	149

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

Taxes on income and capital gains

Income and capital gains

Income and capital gains derived from the Ordinary Shares or ADSs by an individual or corporate U.S. Shareholder are generally not subject to Netherlands income tax or corporation tax, unless:

         i.            such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative in the Netherlands of the U.S. Shareholder; or

        ii.            the shareholder is entitled to a share in the profits of an enterprise or (in case of a non-Dutch resident corporate shareholder only) a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the Ordinary Shares or ADSs are attributable; or

      iii.            such income and capital gains are derived from a direct, indirect or deemed substantial interest in the share capital of ING Groep N.V. (such substantial interest not being a business asset), and in the case of a non-Dutch resident corporate shareholder only, that substantial interest is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid economic reasons that reflect economic reality;

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

2018 ING Group Annual Report on Form 20-F	150

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

United States Taxation

Taxes on dividends

The tax treatment of owning Ordinary shares will depend in part on whether or not ING Groep N.V. is classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes.  Except as discussed below under “-PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Under the United States federal income tax laws, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the U.S. Shareholder. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the Ordinary Shares, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the Ordinary Shares and thereafter as capital gain. Because ING Groep N.V. does not keep account of its earnings and profits, as determined for United States federal income tax purposes, U.S. Shareholders should generally expect to treat any distribution as a dividend for U.S. federal income tax purposes.

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

Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a reduction or refund of the tax withheld is available to you under Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or is refundable will not be eligible for credit against your United States federal income tax liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against your United States federal income tax liability. It is unclear whether or how the Netherlands would apply this rule in determining whether, based on the

2018 ING Group Annual Report on Form 20-F	151

Treaty, a credit is available in the United States for purposes of the dividend withholding tax refund provision described in Section IV under “Netherlands Taxation—Withholding tax on dividends—Reduction of Dutch dividend withholding tax based on Dutch law”.

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

PFIC rules

ING Groep N.V. believes it is not a PFIC for United States federal income tax purposes, and it does not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year

If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder made an effective election to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares, any gain from the sale or disposition of Ordinary Shares by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions in a single taxable year exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years. Dividends received by a U.S. Shareholder will not be eligible for the special tax rates applicable to qualified dividend income if ING Groep N.V. were to be treated as a PFIC with respect to the shareholder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

A U.S. Shareholder who owns Ordinary Shares during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621.

F.         Dividends and paying agents

This item does not apply to annual reports on Form 20-F.

2018 ING Group Annual Report on Form 20-F	152

G.         Statement by experts

This item does not apply to annual reports on Form 20-F.

H.         Documents on display

ING Groep N.V. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, ING Groep N.V. files reports and other information with the Securities and Exchange Commission (”SEC”). These materials, including this Annual Report and its exhibits, may be inspected and copied on the SEC’s website at www.sec.gov. You may also inspect ING Groep N.V.’s SEC reports and other information on the website of ING Groep N.V. (www.ing.com).

I.          Subsidiary information

This item does not apply to annual reports on Form 20-F.

2018 ING Group Annual Report on Form 20-F	153

Item 11. Quantitative and Qualitative Disclosure of Market Risk

See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and Note 53 “Risk Management” to the consolidated financial statements for these  disclosures, including disclosures relating to operational, compliance and other non-market-related risks.

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

D.         American depositary shares

Fees and Charges Payable by a Holder of ADSs

JPMorgan Chase Bank, N.A., as ADR depositary under the amended and restated deposit agreement, dated as of 4 October 2018, may collect fees for, among other things, the delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing Ordinary Shares or surrendering ADSs for the purpose of withdrawal.

2018 ING Group Annual Report on Form 20-F	154

The charges of the ADR depositary payable which may be payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee Payable
Depositing or substituting the underlying Ordinary Shares

Issuance of ADSs against the deposit of Ordinary Shares, including deposits and issuances in respect of:

       ·         share distributions, rights and other

                  distributions.

       ·         a stock dividend or stock split.

       ·         a merger, exchange of securities or

                  other transactions or events affecting

                  the ADSs or the underlying Ordinary

                  Shares.

$5.00 for each 100 ADSs (or portion thereof) issued, delivered or upon which a share distributive or elective distribution is made or offered.  The ADR depositary may sell sufficient securities or property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

Receiving or distributing cash dividends	Distribution of cash dividends or other cash distributions, or offering of elective cash/stock dividends.	$0.05 or less per ADS held.

Selling or exercising rights

       ·         additional ADRs resulting from a

                  dividend or free distribution consisting

                  of Ordinary Shares, or U.S dollars

                  resulting from sales of Ordinary Shares

                  received in a distribution.

       ·         Instruments representing rights to

                  acquire additional ADRs as a result of

                  distribution on Ordinary Shores, or U.S

                  dollars resulting from sales of such

                  rights.

       ·         other securities available to the ADR

                  depositary resulting from any

                  distribution on the deposited Ordinary

                  Shares, or U.S dollars resulting from

                  sales of such other securities.

An amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

Withdrawing an underlying Ordinary Share	Acceptance of ADSs surrendered for withdrawal of deposited Ordinary Shares	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered.
2018 ING Group Annual Report on Form 20-F	155

Type of Service	ADR Depositary Actions	Fee Payable
Transferring, splitting or grouping of ADRs	Registration, registration of transfer, combination and split-up of ADRs in the ADR register as evidenced by the ADRs surrendered or upon delivery of proper instruments of transfer	$1.50 per ADR.
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADR program

$0.05 per ADS per calendar year (or portion thereof), which may be charged on a periodic basis during each calendar year against holders of the record date(s) set by the ADR depositary and shall be payable at the sole discretion of the ADR depositary by billing such holders or deducting such charge from one or more cash distributions.

Reimbursement of fees, charges and expenses of the ADR depositary

The ADR depositary and/or any of its agents may incur fees, charges and expenses (including expenses incurred on behalf of holders of ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the underlying Ordinary Shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the ADR depositary’s compliance with applicable law, rule or regulation.

Fees and charges shall be assessed on a proportionate basis against holders of ADRs as of the record date or dates set by the ADR depositary and shall be payable at the sole discretion of the ADR depositary by billing such holders of ADRs or by deducting such charge from one or more cash dividends or other cash distributions.

2018 ING Group Annual Report on Form 20-F	156

Type of Service	ADR Depositary Actions	Fee Payable
Other charges and expenses of the ADR depositary

The ADR depositary may incur charges and expenses on behalf of holders in connection with:

       ·         stock transfer or other taxes and other

                  governmental charges.

       ·         SWIFT, cable, telex and facsimile

                  transmission and delivery charges

                  incurred at the request of persons

                  depositing, or holders of ADRs delivering

                  underlying Ordinary Shares, ADRs or

                  deposited securities.

       ·         transfer or registration fees for the

                  registration or transfer of deposited

                  securities.

       ·         fees, expenses and other charges of the

                  ADR depositary or its agent in

                  connection with the conversion of

                  foreign currency into U.S. dollars.

Payable by holders or persons depositing Ordinary Shares.

Payable by persons depositing, or holders of ADRs delivering underlying Ordinary Shares, Ads or deposited securities.

Payable by persons depositing or withdrawing deposited securities.

Payable by persons receiving such foreign currency, as the ADR depositary will deduct any fees, expenses and other charges prior to distributing such foreign currency.

2018 ING Group Annual Report on Form 20-F	157

Fees and Payments made by the ADR depositary to ING

In consideration for acting as depositary, the ADR depositary has agreed to provide ING with certain amounts on an annual basis. In the year ended 31 December 2018, the ADR depositary paid aggregate fees and made other direct and indirect payments to ING in an amount of USD 4,875,000. In addition, in 2018 ING received $25,000 to ING Groep as reimbursement for legal expenses incurred in connection of the ADR letter agreement and the amendment and restatement of the Deposit Agreement.

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

2018 ING Group Annual Report on Form 20-F	158

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

SOX 404 activities are organised along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified statement that the Company’s internal control over financial reporting was effective as of 31 December 2018. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.

Disclosure Controls and Procedures as of December 31, 2018

The Company’s management under the supervision and with the participation of the CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018, the end of the period covered by the 2018 Form 20-F.

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

2018 ING Group Annual Report on Form 20-F	159

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

The Executive Board assessed the effectiveness of internal control over financial reporting as of 31 December 2018. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Reporting – Integrated Framework (2013 Framework). Based on the Executive Board’s assessment and those criteria, the Executive Board concluded that the Company’s internal control over disclosure and financial reporting was effective as of 31 December 2018.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears on the page below.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

On 1 January 2018, ING adopted IFRS 9 and have updated and modified certain internal controls over financial reporting as a result of the new accounting standard.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board

ING Groep N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited ING Groep N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2019 expressed an unqualified opinion on those consolidated financial statements.

2018 ING Group Annual Report on Form 20-F	160

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

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

March 4, 2019

2018 ING Group Annual Report on Form 20-F	161

Item 16A. Audit Committee Financial Expert

The Supervisory Board has determined that Margarete Haase, who is a member of the Supervisory Board, qualifies as an “audit committee financial expert” as defined by the SEC pursuant to section 407 of the Sarbanes-Oxley Act of 2002. The Supervisory Board has further determined that Margarete Haase is “independent”, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934. She was appointed as a member of the Supervisory Board at the General Meeting in May 2017 and her appointment became effective as per 1 May 2018, as decided by the Supervisory Board in January 2018, in light of the planned and executed reduction of the number of her directorships at other companies. As per 1 October 2017 she already has been present as an observer at the meetings of the Audit Committee and the Supervisory Board.

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

• Our behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:

•              You take it on and make it happen.

•              You help others to be successful.

•              You are a step ahead.

The Orange Code is supported by a compliments tool, kudos, that allows employees to give each other compliments based on Orange Code behaviours. Employees are introduced to the Orange Code early with new joiners invited to complete a global online e-learning introduction module that explains more about ING’s culture, how we work and what we expect from employees. This is further emphasized and reinforced by the compulsory e-learnings for all employees as part of the global Promoting Integrity Programme. In 2018 two mandatory e-learnings were rolled out on Dealing with Dilemmas, introducing the Orange Code dilemma model, and on Data@Risk.

Our Orange Code behaviours are included within the performance management process and discussed throughout the year. They are also linked to our Employee Value Proposition, which forms the basis of all people-related programmes. Through these activities, our aim is to develop a culture that is focused on long- term value creation.

The Orange Code applies to all employees worldwide, including the principal executive, financial and accounting officers. The values and behaviours of the Orange Code are available  on the ING website at https://www.ing.jobs/Global/Careers/Orange-code.htm. In 2018, there were no amendments to the Orange Code. ING did not grant any waivers (including implicit waivers) under the Orange Code to the principal executive, financial or accounting officers in 2018.

Regarding the management of actual or apparent conflicts of interest, ING maintains a Policy on Information Barriers and Conflicts of Interest which applies to all employees worldwide, including the principal executive, financial and accounting officers. A description of the Policy on Information Barriers and Conflicts of Interest is

2018 ING Group Annual Report on Form 20-F	162

available to view on the ING website at https://www.ing.com/About-us/Compliance/Information-Barriers-Conflicts-of-Interest.htm. The relevant principle as defined in the Conflict of Interest Policy is:

‘Any person not being a third party working for or on behalf of ING Bank, on contract or temporary, including Senior Management and members of the Executive Board, Management Board Banking and the Supervisory Board must not put themselves in a position in which their personal interests, financial or otherwise, might influence or give the foreseeable appearance of influencing any action they take, judgment they make, or advice they give on behalf of ING’.

In 2018, there were no amendments to the Policy on Information Barriers and Conflicts of Interest. ING did not grant any waivers (including implicit waivers) under the Policy on Information Barriers and Conflicts of Interest to the principal executive, financial or accounting officers in 2018.

Regarding reporting of breaches of the Orange Code and raising concerns about suspected or actual criminal conduct, unethical conduct or other misconduct by or within ING, ING maintains a Whistleblower Policy next to the standard reporting and escalation lines. This requires prompt internal reporting of violations of the Orange Code and applies to all employees worldwide, including  the principal executive, financial and accounting officers. A description of the Whistleblower Policy is available on the ING website at www.ing.com/About-us/Compliance/ING-Group-Whistleblower-Policy.

In 2018, the Whistleblower Policy was revised and all staff have been requested to take a mandatory e-learning in which they were encouraged to speak up and to report if needed. ING did not grant any waivers (including implicit waivers) under the Whistleblower Policy to the principal executive, financial or accounting officers in 2018.

Banker’s Oath

All employees working for ING in the Netherlands (including ING's principal executive, financial or accounting officers) take the Banker's Oath. The oath contains a set of principles affirming the banking industry's commitment to maintain high standards of ethical behaviour. Accountability and a disciplinary sanction mechanism are linked to breaches of these principles.

Compliance is trained to support employees in dealing with dilemmas via workshops and dialogue sessions, using the Orange Code dilemma model (a so-called “four-step approach” weighing the rights and interest of stakeholders involved).

In 2018, there were no amendments to the Banker's Oath. ING did not grant any waivers under the Banker's Oath to principal executive, financial or accounting officers in 2018. The text of the Banker’s oath can be found here: https://www.ing.com/About-us/Corporate-governance/Dutch-Banking-Code.htm

Item 16C. Principal Accountant Fees and Services

At the Annual General Meeting held on 11 May 2015, KPMG was appointed as the external audit firm for ING Group for the financial years 2016 through 2019. This appointment includes the responsibility to audit the financial statements of ING Group for the financial year 2018, to audit the effectiveness of internal control over financial reporting on 31 December 2018, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements and internal control over financial reporting of ING Group.

2018 ING Group Annual Report on Form 20-F	163

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial statements. The external auditor will therefore attend and be entitled to addresses this meeting. The external auditor attended the meetings of the Risk Committee and of the Audit Committee and attended and addressed the 2018 Annual General Meeting, at which the external auditor was questioned on the audit opinion.

The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit Committee, in line with the ING Group Policy on External Auditor Independence. All services were pre-approved by the Audit Committee and the exception procedure was not applied to any engagement.

In 2018 the Audit Committee performed a thorough assessment of the external auditor. Based on this assessment the Audit Committee proposed an extension of the audit mandate of KPMG for the financial years 2020 through 2023 to the Supervisory Board. The extension is under the condition of reappointment of KPMG as external auditor of ING by the General Meeting of Shareholders.

More information on ING Group’s policy on External Auditor Independence is available on the website of ING Group www.ing.com.

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

Tax fees

Over 2018 no tax fees were paid. Under the current ING Policy on External Auditor Independence most tax services are prohibited and some tax services are only allowed after specific approval under an ‘exception procedure’.

Reference is made to Note 28 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2018, 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2018 and 2017.

2018 ING Group Annual Report on Form 20-F	164

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

2018 ING Group Annual Report on Form 20-F	165

Item 16G. Corporate Governance

This chapter reports on the application of the Dutch Corporate Governance Code effective as from 1 January 2017, by ING Groep N.V. (‘ING Group’), including information on ING’s share capital, control, Executive Board, Supervisory Board and external auditor.

Dutch Corporate Governance Code

Compliance with the Dutch Corporate Governance Code

ING Group uses the Dutch Corporate Governance Code as reference for its corporate governance structure and practices.

The Dutch Corporate Governance Code can be downloaded from the website of the Dutch Corporate Governance Code Monitoring Committee www.commissiecorporategovernance.nl.

ING’s application of the Dutch Corporate Governance Code is described in the 2019 publication ‘ING’s application of the Dutch Corporate Governance Code’, available on the website of ING Group www.ing.com. This is to be read in conjunction with this section and is deemed to be incorporated into this section.

Dutch Banking Code

The Dutch Banking Code (‘Banking Code’), a revised version of which was adopted by the Dutch Banking Association in 2014, is applicable only to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). Its application by ING Bank is described in ‘Application of the Dutch Banking Code by ING Bank N.V.’, available on ING Group’s website (www.ing.com). ING Group voluntarily applies the principles of the Banking Code regarding remuneration of the members of its Executive Board. ING Group’s remuneration policy for the Executive Board and senior management is compliant with the Banking Code principles.

Differences between Dutch and US corporate governance practices

ING Groep N.V. is a public limited liability company (naamloze vennootschap) organised under the laws of the Netherlands and qualifies as a foreign private issuer under SEC rules and for the purposes of the New York Stock Exchange (‘NYSE’) listing standards. Under NYSE listing standards, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to US listed companies. In accordance with the requirements of the SEC and NYSE, ING Group must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US companies under NYSE listing standards. ING Group believes the following to be the significant differences between its corporate governance practices and the NYSE corporate governance rules applicable to US companies:

•                    ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company with a two-tier board structure has an executive board as its management body and a supervisory board that advises and supervises the executive board. Supervisory board members are often former state or business leaders and sometimes former members of the executive board. A member of the executive board or other officer or employee of the company cannot simultaneously be a member of the supervisory board. The supervisory board must approve specified decisions of the executive board.

2018 ING Group Annual Report on Form 20-F	166

•                    NYSE listing standards generally require that a majority of board members be ‘independent’ as determined under the NYSE listing standards. Under the Corporate Governance Code, all members of the supervisory board, with the exception of not more than one person, should be ‘independent’ as determined under the Corporate Governance Code. However, the definition of ‘independent’ under the Corporate Governance Code differs in its details from the definition of ‘independent’ under the NYSE listing standards. In some cases, Dutch requirements are stricter; in other cases the NYSE listing standards are stricter. All members of the Supervisory Board, other than Eric Boyer de la Giroday, are independent as determined under the Corporate Governance Code.

•                    NYSE listing standards require a US company to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors. The Nomination and Corporate Governance Committee and Remuneration Committee are composed entirely of members of the Supervisory Board who are independent as determined under the Corporate Governance Code.

•                    NYSE listing standards require that, when a member of the audit committee of a US company serves on four or more audit committees of public companies, the company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the company. Dutch law does not require the Supervisory Board to make such a determination.

•                    In contrast to the NYSE listing standards, the Corporate Governance Code contains an ‘apply-or explain’ principle, offering the possibility of deviating from the Corporate Governance Code. For any deviations by ING Group, please refer to the paragraph ‘Compliance with the Corporate Governance Code’

•                    NYSE listing standards applicable to US companies require that external auditors be appointed by the audit committee. By contrast, Dutch law requires that ING Group’s external auditors be appointed by the General Meeting and not by the Audit Committee. The Audit Committee is responsible for preparing the Supervisory Board’s nomination to the General Meeting for the appointment and remuneration of the Group’s external auditor, and annually evaluates the independence and functioning of, and the developments in the relationship with, the Group’s external auditor and informs the Supervisory Board of its findings and proposed measures.

•                    The Articles of Association provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.

•                    Under NYSE listing standards, shareholders of US companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. The NYSE rules require a shareholder vote on all equity compensation plans applicable to any employee, director or other service provider of a company. The results of such votes are advisory in nature rather than binding. Under Dutch law and the Corporate Governance Code, binding shareholder approval is only required for equity compensation plans (or changes thereto) for members of the executive board and supervisory board, and not for equity compensation plans for other groups of employees.

Item 16H. Mine Safety Disclosure

Not applicable.

2018 ING Group Annual Report on Form 20-F	167

PART III.

Item 17. Consolidated Financial Statements

Not applicable.

Item 18. Consolidated Financial Statements

Reference is made to the Consolidated financial statements of ING Group on pages F-3 to F-212.

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

Exhibit 2.4	Sixth Supplemental Indenture, dated 13 June 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 12 June 2007)

2018 ING Group Annual Report on Form 20-F	168

Exhibit 2.5

First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated 16 April 2015, in respect of 6.000% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.6

Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated 16 April 2015, in respect of 6.500% Perpetual Additional Tier 1 Contingent Convertible Capital Securities (incorporated by reference to Exhibit 4.3 of ING Groep N.V.’s Report on Form 6-K filed on 16 April 2015)

Exhibit 2.7

Senior Debt Securities Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as Trustee, dated 29 March 2017 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 29 March 2017)

Exhibit 2.8

First Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated 29 March 2017, in respect of 3.150% Fixed Rate Senior Notes due 2022, 3.950% Fixed Rate Senior Notes due 2027 and Floating Rate Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on 29 March 2017)

Exhibit 2.9

Second Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated 2 October 2018, in respect of 4.100% Fixed Rate Senior Notes due 2023, 4.550% Fixed Rate Senior Notes due 2028 and Floating Rate Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on 2 October 2018.

Exhibit 8	List of Subsidiaries of ING Groep N.V.
Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2018 ING Group Annual Report on Form 20-F	169

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of KPMG Accountants

Exhibit 101	eXtensible Business Reporting Language (XBRL)

2018 ING Group Annual Report on Form 20-F	170

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

                                                                ING Groep N.V.

                                                                (Registrant)

                                                                By:/s/T. Phutrakul

                                                                T. Phutrakul

                                                                Chief Financial Officer

Date: March 4, 2019

2018 ING Group Annual Report on Form 20-F	171

ADDITIONAL INFORMATION

ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively as of 1 January 2018 by adjusting the opening balance sheet. The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated. Reference is made to Note 1 ‘ Accounting Policies’  of the Consolidated financial statements for further information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s operations.

Information for 2018, 2017 and 2016 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Year ended 31 December	2018	2017	2016
Return on equity	9.9%	11.4%	10.8%
Return on assets	0.5%	0.6%	0.6%
Equity to assets	5.5%	5.7%	5.6%
Net interest margin	1.5%	1.5%	1.5%

AVERAGE BALANCES AND INTEREST RATES

The following tables show the Group’s operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest income figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest income figures to the corresponding line items in the consolidated financial statements is provided hereunder.

2018 ING Group Annual Report on Form 20-F	172

	ASSETS

	Interest-earning assets
	2018			2017			2016
	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
	(EUR millions)			(EUR millions)			(EUR millions)
Time deposits with banks[1]
domestic	3,395	41	1.2	16,234	89	0.6	32,058	58	0.2
foreign	40,970	1,016	2.5	39,807	536	1.4	22,888	323	1.4
Loans and advances[1]
domestic	187,440	5,893	3.1	204,229	6,109	3.0	215,528	6,674	3.0
foreign	445,512	13,539	3.0	417,708	12,280	2.9	381,663	11,651	3.1
Interest-earning securities[2]
domestic	29,454	336	1.1	28,856	400	1.4	35,842	472	1.3
foreign	50,699	1,055	2.1	61,035	1,341	2.2	69,780	1,638	2.3
Other interest-earning assets
domestic	36,898	34	0.1	22,526	24	0.1	14,762	31	0.2
foreign	30,224	80	0.3	30,215	75	0.2	20,907	77	0.4
Total	824,594	21,994	2.7	820,610	20,854	2.5	793,428	20,924	2.6
Non-interest earning assets	59,345			34,286			34,612

Derivatives assets	27,432			33,572			44,818
Total assets	911,370			888,468			872,858

Percentage of assets applicable to foreign operations		70.2%			67.5%			63.6%

Interest income on derivatives		5,174			22,392			22,917
Other		579			644			341
Total interest income		27,747			43,890			44,182

(1) Securities purchased with agreements to resell are reflected in the categories Time deposits with banks, and Loans and advances.

(2) Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

2018 ING Group Annual Report on Form 20-F	173

	LIABILITIES

	Interest-bearing liabilities
	2018			2017			2016
	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield	Average balance	Interest expense	Average yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	17,805	22	0.1	17,219	25	0.1	13,701	21	0.2
foreign	15,262	210	1.4	15,169	234	1.5	13,066	224	1.7
Demand deposits
domestic	60,679	289	0.5	59,207	164	0.3	51,119	100	0.2
foreign	95,977	29	0.0	83,878	21	0.0	72,185	26	0.0
Time deposits(1)
domestic	21,746	391	1.8	26,315	239	0.9	24,624	138	0.6
foreign	14,607	259	1.8	15,766	255	1.6	16,654	208	1.2
Savings deposits
domestic	92,203	121	0.1	92,818	246	0.3	92,780	531	0.6
foreign	261,398	1,257	0.5	263,340	1,502	0.6	256,240	1,924	0.8
Short term debt
domestic	18,253	96	0.5	6,958	47	0.7	11,271	54	0.5
foreign	31,521	553	1.8	23,479	260	1.1	23,012	192	0.8
Long term debt
domestic	55,080	1,525	2.8	60,915	1,520	2.5	69,253	1,821	2.6
foreign	12,765	345	2.7	14,424	435	3.0	14,992	445	3.0
Subordinated liabilities
domestic	16,444	721	4.4	16,635	395	2.4	16,541	430	2.6
foreign	81	3	4.1	150	6	4.1	205	9	4.3
Other interest‑bearing liabilities
domestic	4,227	100	2.4	16,375	106	0.7	27,140	–87	–0.3
foreign	16,310	192	1.2	64,595	756	1.2	43,136	407	0.9
Total	734,359	6,113	0.8	777,243	6,211	0.8	745,919	6,443	0.9
Non-interest bearing liabilities	102,449			35,447			38,653
Derivatives liabilities	25,927			33,297			47,358
Total Liabilities	862,735			845,987			831,930
Group Capital	48,635			42,481			40,928
Total liabilities and capital	911,370			888,468			872,858

Percentage of liabilities applicable to foreign operations		65.2%			62.3%			59,8%
Other interest expense:
Interest expenses on derivatives		5,830			22,958			23,636
other		1,844			1,074			863
Total interest expense		13,787			30,243			30,942
Total net interest result		13,960			13,647			13,240

  (1) These captions do not include deposits from banks.

2018 ING Group Annual Report on Form 20-F	174

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table allocates changes in the Group’s operations’ interest income and expense and net interest result between changes in average balances and rates for the periods indicated. Changes due to a combination of volume and rate have been allocated to changes in average volume. The net changes in interest income, interest expense and net interest result, as calculated in this table, have been reconciled to the changes in interest income, interest expense and net interest result in the consolidated financial statements. See introduction to “Average Balances and Interest Rates” for a discussion of the differences between interest income, interest expense and net interest result as calculated in the following table and as set forth in the consolidated financial statements.

	2018	over	2017	2017	over	2016
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets ¹
Time deposits to banks
domestic	–71	22	–48	–29	60	31
foreign	16	462	478	238	–25	213
Loans and advances
domestic	–504	289	–216	–384	–181	–565
foreign	818	442	1,259	1,114	–485	629
Interest-earning securities
Domestic	8	–73	–65	–92	20	–72
foreign	–227	–59	–286	–205	–92	–297
Other interest-earning assets
domestic	15	–5	11	16	–23	–7
foreign	0	5	5	34	–36	–2
Interest income
domestic	–552	233	–319	–489	–124	–613
foreign	606	850	1,457	1,181	–638	543
Total	55	1,083	1,138	692	–762	–70
Other interest income			–17,283			–222
Total interest income			–16,145			–292

(1)

To further enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. The change in presentation is in line with the changed presentation of accrued interest in the balance sheet that it is no longer separately presented, but included in the corresponding balance sheet item of the host contract.

The following table shows the interest spread and net interest margin for the past two years.

	2018	2017
	Average rate	Average rate
	%	%
Interest spread
Domestic	1.3	1.5
Foreign	2.1	1.9
Total	1.8	1.7

Net interest margin
Domestic	1.2	1.4
Foreign	2.2	2.0
Total	1.9	1.8

2018 ING Group Annual Report on Form 20-F	175

	2018	over	2017	2017	over	2016
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities ¹
Time deposits from banks
domestic	1	–5	–4	6	–2	4
foreign	1	–26	–24	36	–26	10
Demand deposits
domestic	4	122	126	16	48	64
foreign	3	5	8	4	–9	–5
Time deposits
domestic	–42	193	151	9	92	101
foreign	–19	23	4	–11	58	47
Savings deposits
domestic	–1	–124	–125	0	–285	–285
foreign	–11	–234	–245	53	–474	–422
Short term debt
domestic	76	–27	49	–21	14	–7
foreign	89	203	292	4	64	68
Long term debt
domestic	–146	150	5	–219	–82	–301
foreign	–50	–40	–90	–17	7	–10
Subordinated liabilities
domestic	–5	331	326	2	–37	–35
foreign	–3	–0	–3	–2	–1	–3
Other interest-bearing liabilities
domestic	–79	72	–6	35	158	193
foreign	–565	1	–564	202	147	349
Interest expense
domestic	–191	712	521	–172	–94	–266
foreign	–554	–67	–622	269	–235	34
Total	–745	645	–100	97	–329	–232
Other interest expense			–16,358			–467
Total interest expense			–16,459			–699
Net interest
domestic	–361	–479	–840	–317	–30	–347
foreign	1,160	918	2,078	912	–403	509
Net interest	800	439	1,239	595	–443	162
Other net interest result			–925			245
Net interest result			314			407

(1)

To further enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. The change in presentation is in line with the changed presentation of accrued interest in the balance sheet that it is no longer separately presented, but included in the corresponding balance sheet item of the host contract.

2018 ING Group Annual Report on Form 20-F	176

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2018	2017	2016
Debt securities at fair value through other comprehensive income	25,616	n/a	n/a
Debt securities at amortised cost	47,276	n/a	n/a
Debt securities at fair value through profit or loss	3,218	1,739	1,669
Debt securities available for sale	n/a	65,747	78,888
Debt securities held to maturity	n/a	9,343	8,751

Shares and convertible debentures	3,228	3,983	4,024
Land and buildings [1]	834	839	946
Total	80,173	81,651	94,278
(1) Including commuted ground rents

	Year ended 31 December
	2018	2017	2016
	(EUR millions)
Debt securities at fair value through other comprehensive income
Dutch government	1,444	n/a	n/a
German government	2,278	n/a	n/a
Belgian government	2,059	n/a	n/a
Other governments	11,847	n/a	n/a
Banks and financial institutions	5,321	n/a	n/a
Other corporate debt securities	484	n/a	n/a
U.S. Treasury and other U.S. Government agencies	1,061	n/a	n/a
Other debt securities	1,123	n/a	n/a
Total debt securities at fair value through other comprehensive income	25,616	n/a	n/a

Debt securities at amortised cost
Dutch government	6,484	n/a	n/a
German government	4,959	n/a	n/a
Belgian government	2,285	n/a	n/a
Other governments	12,771	n/a	n/a
Central banks	1,455	n/a	n/a
Banks and financial institutions	11,906	n/a	n/a
Other corporate debt securities	974	n/a	n/a
U.S. Treasury and other U.S. Government agencies	4,959	n/a	n/a
Other debt securities	1,483	n/a	n/a
Total debt securities at amortised cost	47,276	n/a	n/a

2018 ING Group Annual Report on Form 20-F	177

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended 31 December
	2018	2017	2016
	(EUR millions)
Debt securities available for sale
Dutch government	n/a	7,053	8,968
German government	n/a	10,682	12,617
Belgian government	n/a	4,892	5,497
Other governments	n/a	19,804	24,010
Central banks	n/a	1,216	1,253
Banks and financial institutions	n/a	15,356	20,154
Other corporate debt securities	n/a	1,493	1,577
U.S. Treasury and other U.S. Government agencies	n/a	3,034	2,713
Other debt securities	n/a	2,217	2,099
Total debt securities available for sale	n/a	65,747	78,888

Debt securities held to maturity
Dutch government	n/a	1,087	1,105
German government	n/a	238	0
Belgian government	n/a	628	912
Other governments	n/a	2,240	4,671
Central banks	n/a	310	0
Banks and financial institutions	n/a	908	1,498
Other corporate debt securities	n/a	209	215
U.S. Treasury and other U.S. Government agencies	n/a	3,507	0
Other debt securities	n/a	216	350
Total debt securities held to maturity	n/a	9,343	8,751

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

Portfolio maturity

2018 ING Group Annual Report on Form 20-F	178

Year ended 31 December	Year ended 31 December
2018	2018

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Fair value through other comprehensive income
Dutch government	14	1,151	279		1,444
German government	36	1,428	814		2,278
Belgian government	105	1,569	385		2,059
Other governments	471	6,045	5,319	12	11,847
Banks and financial institutions	1,312	2,815	1,193		5,321
Other corporate debt securities	91	298	96		484
U.S. Treasury and other U.S. Government agencies	8		342	711	1,061
Other debt securities	67	104	448	505	1,123

Fair value through other comprehensive income	2,104	13,409	8,876	1,228	25,616
Yield(1)	3.3	2.6	2.2	2.0

 (1)           Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

	Year ended 31 December
	2018

	1 year or less	Between 1 and 5 years	Between 5 and 10 years	Over 10 years	Total
Securities at amortised cost

Dutch government	42	5,558	884		6,484
German government	456	3,595	908		4,959
Belgian government	538	244	1,504		2,285
Other governments	1,759	4,439	6,195	378	12,771
Central banks	1,455				1,455
Banks and financial institutions	2,054	7,783	1,984	86	11,906
Other corporate debt securities	96	503	228	147	974
U.S. Treasury and other U.S. Government agencies	0		3,687	1,272	4,959
Other debt securities		47	953	482	1,483

Total Securities at amortised cost	6,399	22,169	16,342	2,366	47,276
Yield(1)	2.1	2.3	1.8	3.3

(1)    Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2018, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2018
	Book value	Market value
	(EUR millions)

German government	12,165	12,497
Dutch government	9,575	9,770
US Treasury and other US governments	7,118	7,093
Polish government	7,246	7,219
Spanish government	5,734	5,755

2018 ING Group Annual Report on Form 20-F	179

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Loans and advances to customers includes lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

The following table sets forth the gross loans and advances to banks and customers as of 31 December 2018, 2017, 2016, 2015 and 2014 under IFRS-IASB.

IFRS-IASB	Year ended December 31

	2018	2017	2016	2015	2014
By domestic offices:
Loans guaranteed by public authorities	24,547	26,975	27,746	30,912	27,665
Loans secured by mortgages	117,848	119,514	123,378	124,771	133,352
Loans to or guaranteed by credit institutions	8,163	8,157	10,582	16,343	17,307
Other private lending	3,304	3,162	3,236	5,636	6,635
Other corporate lending	37,213	38,208	39,669	197,069	217,070
Total domestic offices	191,074	196,016	204,611	374,731	402,029

By foreign offices:
Loans guaranteed by public authorities	17,257	19,397	18,634	18,214	18,894
Loans secured by mortgages	219,530	204,451	195,328	179,938	161,007
Loans to or guaranteed by credit institutions	25,364	22,641	19,427	17,688	25,508
Other private lending	21,563	20,074	18,723	17,041	16,096
Asset backed securities excluding MBS		2,209	3,380	4,937	5,318
Other corporate lending	149,787	140,455	134,092	119,161	111,347
Total foreign offices	433,500	409,227	389,585	356,979	338,170
Total gross loans and advances to banks and customers	624,575	605,243	594,196	731,710	740,199

2018 ING Group Annual Report on Form 20-F	180

Maturities and sensitivity of loans to changes in interest rates

The following table analyses loans and advances to banks and customers by time remaining until maturity as of 31 December 2018.

	1 year or less	1 year to 5 years	After 5 years	Total
	(EUR millions)

By domestic offices:
Loans guaranteed by public authorities	1,920	1,594	21,032	24,547
Loans secured by mortgages	5,686	17,016	95,146	117,848
Loans guaranteed by credit institutions	6,481	1,607	75	8,163
Other private lending	1,694	810	800	3,304
Other corporate lending	20,095	12,762	4,356	37,213
Total domestic offices	35,877	33,789	121,409	191,074

By foreign offices:
Loans guaranteed by public authorities	4,234	6,299	6,724	17,257
Loans secured by mortgages	18,929	54,672	145,929	219,530
Loans guaranteed by credit institutions	18,250	5,458	1,656	25,364
Other private lending	6,866	10,721	3,975	21,563
Asset backed securities excluding MBS
Other corporate lending	54,942	72,588	22,256	149,787
Total foreign offices	103,222	149,738	180,540	433,500
Total gross loans and advances to banks and customers	139,099	183,527	301,949	624,575

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2018.

	1 Year or less	Over 1 Year	Total

Non-interest earning	3,940	1,166	5,106
Fixed interest rates	60,117	78,151	138,268
Floating or adjustable interest rates (1)	75,029	406,173	481,201
Total	139,085	485,490	624,575

(1)  Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “adjustable interest rates”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of 31 December, 2018:

Total outstanding
Private Individuals	38.7%

2018 ING Group Annual Report on Form 20-F	181

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

The following table sets forth the gross balance of the loans past due 90 days and still accruing interest for the years ended 31 December 2018, 2017, 2016, 2015 and 2014 under IFRS-IASB.

IFRS-IASB	Year ended 31 December

	(EUR millions)
	2018	2017	2016	2015	2014
Domestic	2,948	4,343	5,292	7,523	8,714
Foreign	2,427	3,861	3,338	4,055	5,528
Total loans past due 90 days and still accruing interest	5,375	8,024	8,630	11,578	14,242

As of 31 December 2018, EUR 5,375 million of the loans past due 90 days and still accruing interest have a loan loss provision. ING’s loan portfolio is under constant review. Loans with past due financial obligations of more than 90 days are reclassified as non-performing. For commercial lending portfolios, there generally are reasons for declaring a loan non-performing prior to being 90 days past due. These reasons include, but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection.

The total loans classified as non performing, including those loans classified as past due 90 days and still accruing interest, amounts EUR 11,102 million as of 31 December 2018.

For information on credit restructuring reference is made to Note 53 “Risk Management” to the consolidated financial statements.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the gross outstanding balances of the troubled debt restructurings as of December 31 2018, 2017, 2016, 2015 and 2014 under IFRS-IASB.

IFRS-IASB	Year ended 31 December
	2018	2017	2016	2015	2014
	(EUR millions)
Troubled debt restructurings:
Domestic	672	675	325	86	112
Foreign	779	330	277	376	304
Total troubled debt restructurings	1,451	1,005	602	462	416
2018 ING Group Annual Report on Form 20-F	182

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

Under the EU Standard, all concessions that ING makes in respect of a loan given to a debtor in financial difficulty will result in a loan being considered forborne, including modification of payment terms (such as interest deferrals or extensions of maturity) as well as concessions that do not have any impact on cash flows, such as when ING waives covenant or other non-payment-related loan terms. As a result, the “Total Forborne Loans” in the table below represents all loans where ING has made borrower concessions, regardless of the impact of such concessions on the timing or likelihood of repayment.

Under the TDR Standard, however, loans may only be classified as TDR if the creditor has granted a concession and as a result of such concession does not expect to collect all amounts due, including both interest and principal. For these purposes, the TDR Standard also provides that concessions that result in a delay in payment that is only considered “insignificant” will not result in the loan being considered TDR. This means that the loans reported by ING as TDR will not include loans for which covenant or other non-payment terms have been modified, as well as loans for which payment-related concessions would, in ING’s judgment, result in only insignificant delays in repayment. Examples of concessions which result in only insignificant delays in payment would include temporary payment holidays for retail mortgage clients, or standstill arrangements with corporate borrowers. As ING will ordinarily receive compensation in connection with such concessions (generally through additional interest income), these concessions would typically not result in a significant NPV loss or would result in a delay in payment that we would consider to be insignificant taking into account the remaining duration of the loan. Debt forgiveness, either through principal or interest reductions, is generally not granted by ING, but to the extent granted would likely result in the loan being classified as TDR.

As a result of the application of these two standards, ING reports a significantly larger amount of loans in the forborne category than in the TDR category. The following table (in EUR millions) sets forth total forborne loans and loans that are TDR as of December 31, 2018 and 2017, as well as a reconciliation indicating the categories of forborne loans under the EU Standard which do not meet the criteria of the TDR Standard.

	2018	2017
Total Forborne Loans (EU Standard)	10,140	11,819

Wholesale Banking: differences in entry criteria
Concessions not reducing cash flows (e.g., covenant waiver)	–1,429	–2,359
Concessions that do not result in significant delay in payment (1)	–2,244	–2,817

Retail Banking: differences in entry criteria
Concessions that do not result in significant delay of payment	–4,696	–5,317

Other	–320	–321

Total Loans that are Troubled Debt Restructurings (TDR Standard)	1,451	1,005

(1) This category includes concessions where the NPV loss is less than 1%.

2018 ING Group Annual Report on Form 20-F	183

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended 31 December 2018 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended 31 December 2018.

	Year ended 31 December 2018
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	12	46	58
Interest income recognized in the profit and loss account	9	21	31

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 4,734 million as of 31 December 2018. Of this total, EUR 1,646 million relates to domestic loans and EUR 3,089 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On 31 December 2018, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2018, 2017 and 2016 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

2018 ING Group Annual Report on Form 20-F	184

	Year ended 31 December 2018
	Government & official institutions	Banks & other financial institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)

United States of America	6,054	5,759	71,956	2,407	86,176	19,819
United Kingdom	1,420	14,756	13,213	2,376	31,766	6,415
France	1,851	11,535	16,017	979	30,383	2,360
Ireland		1,819	19,506	142	21,467	1,008
Switzerland	220	3,087	13,406	1,886	18,598	2,272
Germany	2,965	3,837	3,800	3,935	14,537	12,142
Luxembourg	863	2,969	8,026	1,369	13,227	3,901
Singapore		1,163	9,823	769	11,755	774
China	31	4,920	1,848	3,969	10,768	733
Belgium	997	1,805	7,054	845	10,702	13,954

	Year ended 31 December 2017
	Government & official institutions	Banks & other financial institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)

United States	6,665	7,165	65,444	2,727	82,001	16,621
France	2,564	24,353	15,333	1,230	43,479	7,840
United Kingdom	1,263	13,493	14,373	2,574	31,702	6,442
Switzerland	4	7,594	10,800	2,700	21,098	2,521
Ireland	0	574	19,686	161	20,421	927
Germany	4,404	5,873	3,897	3,267	17,441	12,585
Belgium	439	2,612	12,496	812	16,359	14,484
China	85	7,849	2,248	5,490	15,671	320
Singapore	0	1,601	9,175	550	11,326	618
Luxembourg	508	2,151	6,910	1,598	11,167	3,445
Turkey	1,274	3,710	5,312	234	10,530	1,139
Hong Kong	0	4,512	4,134	575	9,221	300

	Year ended 31 December 2016
	Government & official institutions	Banks & other financial institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)

United States	3,962	7,871	12,665	2,309	26,808	17,624
France	6,110	11,823	3,081	1,028	22,042	7,585
United Kingdom	812	10,498	6,892	1,497	19,700	6,263
Germany	6,249	3,096	2,151	4,297	15,793	12,540
China	1,149	6,226	1,562	4,892	13,829	464
Turkey	1,653	3,272	6,760	468	12,152	1,401
Belgium	1,252	3,379	4,467	938	10,035	11,743
Luxembourg	195	1,574	5,817	1,435	9,022	2,744
Switzerland	177	770	5,807	2,094	8,848	2,432

The following table Discloses cross-border outstandin’s as of the end of 31 December 2018, 2017 and 2016 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings are between 0.75 percent and 1.0 percent of total assets.

2018 ING Group Annual Report on Form 20-F	185

Year ended
2018

(EUR millions)

Cayman Islands	8,516
Turkey	7,831
Spain	7,523
Hong Kong	7,083
Japan	6,792
Year ended
2017

(EUR millions)

Japan	8,332
Canada	6,116
Cayman Island	6,062

Year ended
2016

(EUR millions)

Singapore	7,908
Hong Kong	6,716
Canada	6,679
Japan	6,472

Summary of Loan Loss Experience

As of 1 January 2018, the IFRS 9 accounting rules on loan loss provisioning have been implemented. These accounting rules do not change the actual credit losses, but have an impact on the timing of when these losses are reflected in the P&L. Under IFRS 9 loan loss provisions are booked given expected losses, whereas under the IAS 39 accounting practice loan loss provisions were booked from the moment losses were incurred. More specifically, loan loss provisioning becomes more forward-looking under IFRS 9 partly due to the fact that provisions will be based on the macroeconomic outlook, amongst other factors. Furthermore, loan loss provisioning will be calculated on the lifetime expected losses for assets that have experienced a significant deterioration in credit quality.

For further explanation on loan loss provision reference is made to Note 1 ‘Accounting Policies’ and Note 7 ‘ Loans and advances to customers’  in Note 2.1 to the consolidated financial statements.

2018 ING Group Annual Report on Form 20-F	186

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2018, 2017, 2016, 2015 and 2014 under IFRS-IASB.

IFRS-IASB	Calendar period
	2018¹	2017	2016	2015	2014
	(EUR millions)

Balance on 1 January	4,521	5,308	5,786	5,995	6,154
Effect of changes in accounting policy	795

Change in the composition of the Group	0	0	0	0	–170
Write-offs:
Domestic:
Loans guaranteed by public authorities	–69	0	–207	0	0
Loans secured by mortgages	–127	–231	–323	–436	–435
Loans to or guaranteed by credit institutions	0	–5			–12
Other private lending	–177	–48	–93	–121	–50
Other corporate lending	–105	–409	–234	–447	–483
Foreign:
Loans secured by mortgages	–70	–66	–129	–154	–90
Loans to or guaranteed by credit institutions	–1	0
Other private lending	–141	–188	–233	–303	–124
Other corporate lending	–354	–331	–275	–257	–535
Total write-offs	–1,044	–1,278	–1,494	–1,718	–1,729

Recoveries:
Domestic:
Loans secured by mortgages	15	24	14	23	36
Other private lending	11	15	15	16	13
Other corporate lending	14	19	6	–5	9
Foreign:
Loans secured by mortgages	2	3	3	4	6
Other private lending	4	7	8	37	31
Other corporate lending	7	–8	48	16	9
Total recoveries	53	60	94	91	104
Net write-offs	–992	–1,218	–1,400	–1,627	–1,625
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	244	538	922	1,418	1,636
Balance on 31 December	4,568	4,628	5,308	5,786	5,995
Ratio of net charge‑offs to average loans and advances to banks and customers	0.15%	0.20%	0.23%	0.28%	0.29%

(1) The 2018 changes in loan loss provision presents IFRS 9 expected credit losses (excluding IAS 37 provisions for non-credit replacement positions

(1 January 2018: EUR 107 million), The IAS 39 comparative 2017 amount includes IAS 37 provision for all off balance positions.

2018 ING Group Annual Report on Form 20-F	187

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures. The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks, to customers and contingent liabilities for 2018, 2017, 2016, 2015 and 2014 under IFRS-IASB.

IFRS-IASB	Year ended December 31
	2018²		2017		2016		2015		2014
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	0	4	0	4	0	5	0	5	0	5
Loans secured by mortgages	421	19	347	20	550	21	819	22	1,069	24
Loans to or guaranteed by credit institutions	5	1	2	1	2	2	0	2	0	2
Other private lending	119	1	118	1	122	1	177	1	169	1
Other corporate lending	959	6	1,268	6	1,738	6	1,904	7	1,820	7
Total domestic	1,504	31	1,735	32	2,412	34	2,900	37	3,058	39

Foreign:
Loans guaranteed by public authorities	7	3	3	3	7	3	2	3	2	3
Loans secured by mortgages	700	35	526	34	638	32	717	30	793	27
Loans to or guaranteed by credit institutions	8	4	7	4	12	3	15	3	8	5
Other private lending	763	3	746	3	620	3	712	3	701	4
Mortgage backed securities	0	0	9	0	2	1	2	1	2	1
Other corporate lending	1,563	24	1,602	23	1,617	23	1,438	22	1,431	21
Total foreign	3,041	69	2,893	67	2,896	66	2,886	63	2,937	61

Total	4,545	100	4,628	100	5,308	100	5,786	100	5,995	100
LLP financial assets at FVOCI	11
LLP Securities at AC	11
Total provisions	4,568

(1) The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

(2) The 2018 allocation of loan loss provision presents IFRS 9 expected credit losses (excluding IAS 37 provisions for non-credit replacement positions (1 January 2018: EUR 107 million), The IAS 39 comparative 2017 amount includes IAS 37 provision for all off balance positions.

2018 ING Group Annual Report on Form 20-F	188

DEPOSITS

For information on deposits reference is made to Note 13 ‘Deposits from banks’ and Note 14 ‘ Customer deposits’ of Note 2.1 to the consolidated financial statements.

For the years ended 31 December 2018, 2017 and 2016 the aggregate amount of deposits by foreign depositors in domestic offices was EUR 27,586 million EUR 43,572 million and EUR 46,587 million, respectively.

Outstanding of time certificates of deposit and other time deposits > EUR 20.000

On 31 December 2018, the amount of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, issued by domestic offices by time remaining until maturity was:

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%

3 months or less	972	36.6	11,801	69.0
6 months or less but over 3 months	1,485	55.9	2,174	12.7
12 months or less but over 6 months	201	7.6	1,372	8.0
Over 12 months	0	0.0	1,745	10.2
Total	2,658		17,091

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31 2018.

(EUR millions)

Time certificates of deposit	8,551
Other time deposits	28,201
Total	36,752

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended 31 December
	2018	2017	2016
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	33,471	20,506	13,920
Monthly average balance outstanding during the year	34,647	17,600	17,089
Maximum balance outstanding at any period end during the year	39,556	20,748	24,205
Weighted average interest rate during the year	1.37%	1.19%	0.73%
Weighted average interest rate on balance at the end of the year	1.42%	1.02%	0.89%

Securities sold under repurchase agreements:
Balance at the end of the year	52,481	41,672	37,613
Monthly average balance outstanding during the year	76,953	65,465	56,803
Maximum balance outstanding at any period end during the year	92,796	89,225	68,527
Weighted average interest rate during the year	1.63%	0.98%	0.23%
Weighted average interest rate on balance at the end of the year	2.38%	1.54%	0.35%

2018 ING Group Annual Report on Form 20-F	189

2018 ING Group Annual Report on Form 20-F	F - 1

Report of independent registered public accounting firm

To: the Shareholders and the Supervisory Board

ING Groep N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ING Groep N.V. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9, Financial Instruments.

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

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2016.

Amstelveen, the Netherlands

March 4, 2019

2018 ING Group Annual Report on Form 20-F	F - 2

Consolidated statement of financial position

As at 31 December

in EUR million	2018[1]	2017[1]
Assets
Cash and balances with central banks 2	49,987	21,989
Loans and advances to banks 3	30,422	28,811
Financial assets at fair value through profit or loss 4
– Trading assets	50,152	116,748
– Non-trading derivatives	2,664	2,231
– Designated as at fair value through profit or loss	2,887	4,242
– Mandatorily at fair value through profit or loss	64,783	n/a
Investments	n/a	79,073
Financial assets at fair value through other comprehensive income 5	31,223	n/a
Securities at amortised cost 6	47,276	n/a
Loans and advances to customers 7	589,653	571,909
Investments in associates and joint ventures 8	1,203	1,088
Property and equipment 9	1,659	1,801
Intangible assets 10	1,839	1,469
Current tax assets	202	324
Deferred tax assets 37	958	1,106
Other assets 11	8,433	13,087
Assets held for Sale 12	1,262
Total assets	884,603	843,878

Liabilities
Deposits from banks 13	37,330	36,821
Customer deposits 14	555,729	539,828
Financial liabilities at fair value through profit or loss 15
– Trading liabilities	31,215	73,596
– Non-trading derivatives	2,299	2,331
– Designated as at fair value through profit or loss	59,179	11,215
Current tax liabilities	822	750
Deferred tax liabilities 37	180	362
Provisions 16	1,011	1,713
Other liabilities 17	13,510	16,064
Debt securities in issue 18	119,751	96,086
Subordinated loans 19	13,724	15,968
Total liabilities	834,751	794,734

Equity 20
Share capital and share premium	17,088	17,045
Other reserves	3,621	4,362
Retained earnings	28,339	27,022
Shareholders’ equity (parent)	49,049	48,429
Non-controlling interests	803	715
Total equity	49,851	49,144

Total liabilities and equity	884,603	843,878

1 The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated. References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Reference is made to Note 1 'Accounting policies' for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.

2018 ING Group Annual Report on Form 20-F	F - 3

Consolidated statement of profit or loss

for the years ended 31 December

in EUR million	2018[1]	2018[1]	2017[1]	2017[1]	2016[1]	2016[1]
Continuing operations
Interest income using effective interest rate method	25,249		n/a		n/a
Other interest income	2,498		n/a		n/a
Total interest income 21		27,747		43,890		44,182

Interest expense using effective interest rate method	–11,171		n/a		n/a
Other interest expenses	–2,615		n/a		n/a
Total interest expense 21		–13,787		–30,243		–30,941

Net interest income		13,960		13,647		13,241

Fee and commission income	4,240		3,865		3,581
Fee and commission expense	–1,442		–1,155		–1,148
Net fee and commission income 22		2,798		2,710		2,433

Valuation results and net trading income 23		1,227		1,512		1,545

Investment income 24		183		192		421
Share of result from associates and joint ventures 8		143		178		88
Result on disposal of group companies 25		(123)		1		1

Other income 26		136		350		173
Total income		18,324		18,590		17,902

Addition to loan loss provisions 7		656		676		974
Staff expenses 27		5,420		5,202		5,039
Other operating expenses 28		5,262		4,627		5,575
Total expenses		11,338		10,505		11,588

Result before tax from continuing operations		6,986		8,085		6,314

Taxation 38		2,116		2,539		1,705
Net result from continuing operations		4,869		5,546		4,609

Discontinued operations 29
Net result from disposal of discontinued operations		-		–		441
Total net result from discontinued operations		-		–		441

Net result (before non-controlling interests)		4,869		5,546		5,050
Net result attributable to Non-controlling interests		108		82		75
Net result attributable to Equityholders of the parent		4,761		5,464		4,975

1 The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

2018 ING Group Annual Report on Form 20-F	F - 4

Consolidated statement of profit or loss – continued

in EUR million	2018[1]	2017[1]	2016[1]
Net result attributable to Non-controlling interests
from continuing operations	108	82	75
	108	82	75

Net result attributable to Equityholders of the parent
from continuing operations	4,761	5,464	4,534
from discontinued operations	–	–	441
	4,761	5,464	4,975

in EUR	2018[1]	2017[1]	2016[1]
Earnings per ordinary share 30
Basic earnings per ordinary share	1.22	1.41	1.28
Diluted earnings per ordinary share	1.22	1.41	1.28

Earnings per ordinary share from continuing operations 30
Basic earnings per ordinary share from continuing operations	1.22	1.41	1.17
Diluted earnings per ordinary share from continuing operations	1.22	1.41	1.17

Dividend per ordinary share 31	0.68	0.67	0.66

1 The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
Reference is made to Note 1 'Accounting policies' for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.
2018 ING Group Annual Report on Form 20-F	F - 5

Consolidated statement of comprehensive income

for the years ended 31 December

in EUR million	2018[1]	2017[1]	2016[1]
Net result (before non-controlling interests)	4,869	5,546	5,050

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	1	26	5
Remeasurement of the net defined benefit asset/liability 37	6	–29	–65
Net change in fair value of equity instruments at fair value through other comprehensive income	–461	n/a	n/a
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	199	n/a	n/a

Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other revaluations	n/a	–283	61
Realised gains/losses on available-for-sale investments reclassified to the statement of profit or loss	n/a	–92	–146
Net change in fair value of debt instruments at fair value through other comprehensive income	–177	n/a	n/a
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	–56	n/a	n/a
Changes in cash flow hedge reserve	382	–525	77
Exchange rate differences	–396	–864	–254
Share of other comprehensive income of associates and joint ventures and other income	14	–5	–14

Total comprehensive income	4,381	3,774	4,714

Comprehensive income attributable to:
Non-controlling interests	132	109	–
Equity holders of the parent	4,250	3,665	4,714
	4,381	3,774	4,714

1 The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. This includes Note 1 ‘Accounting policies’, which contains information on Changes in accounting principles, estimates and presentation of the Consolidated financial statements and related notes.

For the disclosure on the income tax effects on each component of the other comprehensive income reference is made to Note 38 ‘Taxation’.

2018 ING Group Annual Report on Form 20-F	F - 6

Consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2017	17,045	4,362	27,022	48,429	715	49,144
Effect of change in accounting policy [1]		–604	–390	–993	–14	–1,008
Balance as at 1 January 2018	17,045	3,759	26,632	47,435	700	48,136

Net change in fair value of equity instruments at fair value through other comprehensive income		–518	56	–461	0	–461
Net change in fair value of debt instruments at fair value through other comprehensive income		–177		–177	0	–177
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		–54		–54	–2	–56

Changes in cash flow hedge reserve		342		342	41	382
Realised and unrealised revaluations property in own use		–2	3	1	–0	1
Remeasurement of the net defined benefit asset/liability 37		6		6	–	6
Exchange rate differences and other		–380		–380	–16	–396
Share of other comprehensive income of associates and joint ventures and other income		283	–270	14	–	14
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		199		199	–	199
Total amount recognised directly in other comprehensive income net of tax	–	–301	–211	–512	24	–488
Net result	–	160	4,601	4,761	108	4,869
Total comprehensive income net of tax	–	–141	4,391	4,250	132	4,381

Dividends 31	–	–	–2,607	–2,607	–61	–2,668
Changes in treasury shares	–	4	–	4	–	4
Employee stock option and share plans	44	–	19	63	0	63
Changes in the composition of the group and other changes [2]	–	–	–96	–96	31	–65
Balance as at 31 December 2018	17,088	3,621	28,339	49,049	803	49,851

1 Changes per type of Reserve components are presented in Note 1 'Accounting policies', 1.3.1.1. IFRS 9 ‘Financial instruments’ – Impact of adoption.

2 Includes an amount for the initial recognition of the redemption liability related to the acquisition of Payvision Holding B.V. and Makelaarsland B.V. that reduces the Retained earnings of the Group. Future remeasurements of the redemption liability are recognised in the statement of profit or loss.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
Changes in individual Reserve components are presented in Note 20 ‘Equity’.
2018 ING Group Annual Report on Form 20-F	F - 7

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders' equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2017	16,989	5,897	24,371	47,257	606	47,863

Unrealised revaluations available-for-sale investments and other revaluations		–293		–293	10	–283
Realised gains/losses transferred to the statement of profit or loss		–90		–90	–2	–92
Changes in cash flow hedge reserve		–514		–514	–11	–525
Realised and unrealised revaluations property in own use			26	26		26
Remeasurement of the net defined benefit asset/liability 37		–29		–29		–29
Exchange rate differences		–894		–894	30	–864
Share of other comprehensive income of associates and joint ventures and other income		138	–143	–5		–5
Total amount recognised directly in other comprehensive income		–1,682	–117	–1,799	27	–1,772
Net result from continuing and discontinued operations		153	5,311	5,464	82	5,546
Total comprehensive income		–1,529	5,194	3,665	109	3,774

Dividends 31			–2,564	–2,564		–2,564
Changes in treasury shares		–6		–6		–6
Employee stock option and share plans	56		21	77		77
Balance as at 31 December 2017	17,045	4,362	27,022	48,429	715	49,144

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.
Changes in individual Reserve components are presented in Note 20 ‘Equity’.
2018 ING Group Annual Report on Form 20-F	F - 8

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders' equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2016	16,982	5,759	22,231	44,972	638	45,610

Unrealised revaluations available-for-sale investments and other revaluations		80		80	–19	61
Realised gains/losses transferred to the statement of profit or loss		–146		–146		–146
Changes in cash flow hedge reserve		111		111	–34	77
Unrealised revaluations property in own use		5		5		5
Remeasurement of the net defined benefit asset/liability 37		–65		–65		–65
Exchange rate differences		–232		–232	–22	–254
Share of other comprehensive income of associates and joint ventures		251	–265	–14		–14
Total amount recognised directly in other comprehensive income		4	–265	–261	–75	–336
Net result from continuing and discontinued operations		124	4,851	4,975	75	5,050
Total comprehensive income		128	4,586	4,714	-	4,714

Dividends 31			–2,521	–2,521	–32	–2,553
Changes in treasury shares		10		10		10
Employee stock option and share plans	7		75	82		82
Balance as at 31 December 2016	16,989	5,897	24,371	47,257	606	47,863

References relate to the accompanying notes. These form an integral part of the Consolidated financial statements.
Changes in individual reserve components are presented in Note 20 ‘Equity’.
2018 ING Group Annual Report on Form 20-F	F - 9

Consolidated statement of cash flows

for the years ended 31 December

in EUR million		2018[1]	2017[1]	2016[1]
Cash flows from operating activities32
Result before tax [2]		6,986	8,085	6,753
Adjusted for:	– Depreciation and amortisation	520	520	536
	– Addition to loan loss provisions	656	676	974
	– Other	–1,763	703	1,084
Taxation paid		–1,602	–1,691	–1,603
Changes in:	– Net change in Loans and advances to/from banks, not available/payable on demand	–211	3,194	–1,504
	– Net change in Trading assets and Trading liabilities	9,910	–11,187	11,322
	– Loans and advances to customers	–31,356	–21,390	–29,656
	– Customer deposits	19,709	18,291	23,493
	– Other	4,067	–2,454	–2,846
Net cash flow from/(used in) operating activities		6,915	–5,253	8,553

Cash flows from investing activities
Investments and advances:	- Acquisition of subsidiaries, net of cash acquired	–111
	- Associates and joint ventures	–97	–79	–49
	– Available-for-sale investments	n/a	–21,601	–27,003
	– Held-to-maturity investments	n/a	–3,609	–1,731
	- Financial assest at fair value through other comprehensive income	–10,517	n/a	n/a
	- Securities at amortised cost	–17,985	n/a	n/a
	– Property and equipment	–286	–304	–415
	– Other investments	–258	–264	–288
Disposals and redemptions:	– Associates and joint ventures	116	245	1,071
	– Available-for-sale investments	n/a	32,788	32,540
	– Held-to-maturity investments	n/a	2,675	630
	- Financial assest at fair value through other comprehensive income	15,657	n/a	n/a
	- Securities at amortised cost	18,709	n/a	n/a
	– Property and equipment	17	79	75
	– Loans sold	206	1,815	1,295
	– Other investments	–	9	9
Net cash flow from/(used in) investing activities		5,451	11,754	6,134

Cash flows from financing activities
Proceeds from debt securities		152,543	95,458	106,174
Repayments of debt securities		–131,170	–96,837	–123,748
Proceeds from issuance of subordinated loans		1,859	2,331	2,070
Repayments of subordinated loans		–4,646	–2,343	–1,042
Purchase/sale of treasury shares		4	7	10
Dividends paid		–2,607	–2,564	–2,521
Net cash flow from/(used in) financing activities		15,983	–3,948	–19,057

Net cash flow		28,349	2,553	–4,370

Cash and cash equivalents at beginning of year		18,977	16,164	20,379
Effect of exchange rate changes on cash and cash equivalents		204	260	155
Cash and cash equivalents at end of year		47,529	18,977	16,164

1    The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

2    Result before tax includes results from continuing operations of EUR 6,986 million (2017: EUR 8,085 million; 2016: EUR 6,314 million) as well as results before tax from discontinued operations of EUR - (2017: EUR - million; 2016: EUR 441 million).

2018 ING Group Annual Report on Form 20-F	F - 10

Consolidated statement of cash flows - continued

The cash flows of 2016 included the following impact of the divestment of NN Group in 2016;

•       Disposal and redemptions - Associates and joint ventures; EUR 1,016 million proceeds on the further sale of NN Group shares in January 2016 resulting in loss of significant influence over NN Group;

•       Disposal and redemptions – Available-for-sale investment; EUR 1,375 million proceeds on the divestment of the remaining shareholding in NN Group  in April 2016;

•       Repayments of subordinated loans of EUR 128 million related to the third and final tranche of mandatory exchangeable subordinated notes from the Anchor investors into NN Group ordinart shares in February 2016.

As at 31 December 2018, Cash and cash equivalents includes cash and balances with central banks of EUR 49,987 million (2017: EUR  21,989 million; 2016: EUR 18,144 million). The increase in cash and balances with central banks reflects ING’s liquidity management. Reference is made to Note 34 ‘Cash and cash equivalents’.

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

The table below presents the Interest and dividend received and paid.

	2018¹	2017¹	2016¹
Interest received	28,722	45,014	44,814
Interest paid	–14,948	–31,032	–31,703
	13,774	13,982	13,111

Dividend received[2]	183	206	208
Dividend paid	–2,607	–2,564	–2,521

1    The amounts for the period ended 31 December 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated, refer also to note 21 ‘Net interest income’.

2    Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included.

Interest received, interest paid and dividends received are included in operating activities in the Consolidated statement of cash flow. Dividend paid is included in financing activities in the Consolidated statement of cash flow.

2018 ING Group Annual Report on Form 20-F	F - 11

Notes to the Consolidated financial statements

2.1          Notes to the Consolidated financial statements

2.1.1      Notes to the financial statements

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year ended 31 December 2018, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Authorisation of the Consolidated financial statements

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2018, were authorised for issue in accordance with a resolution of the Executive Board on 4 March 2019. The Executive Board may decide to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the financial statements, but may not amend these.

Basis of preparation of the Consolidated financial statements

The ING Group Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Annual report on Form 20-F. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.

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

Amounts may not add up due to rounding.

Reconciliation between IFRS-EU and IFRS-IASB

The published 2018 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (US GAAP).

2018 ING Group Annual Report on Form 20-F	F - 12

Notes to the Consolidated financial statements

Reconciliation net result under IFRS-EU and IFRS-IASB
	Net result
	2018	2017	2016
In accordance with IFRS-EU	4,703	4,905	4,651
Adjustment of the EU IAS 39 carve-out	148	817	411
Tax effect of the adjustment 1)	–90	–258	–87
Effect of adjustment after tax	58	559	324

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	4,761	5,464	4,975
Non-controlling interests	108	82	75
In accordance with IFRS-IASB Total net result	4,869	5,546	5,050
1) 2018 includes the effect of change in tax rate.

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	Total Equity
	2018	2017	2016
In accordance with IFRS-EU	50,932	50,406	49,793
Adjustment of the EU IAS 39 carve-out	–2,460	–2,655	–3,472
Tax effect of the adjustment	577	678	936
Effect of adjustment after tax	–1,883	–1,977	–2,536

Shareholders’ equity	49,049	48,429	47,257
Non-controlling interests	803	715	606
In accordance with IFRS-IASB Total Equity	49,851	49,144	47,863

1. Accounting policies

ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements, except for changes in IFRS 9 that became effective in 2018.

1.1 Changes in IFRS effective in 2018

A number of new or amended standards became applicable for the current reporting period. ING Group changed its accounting policies as a result of adopting IFRS 9 ‘Financial Instruments’.

The impact of the adoption of IFRS 9 is disclosed in note 1.3.1.1 ‘IFRS 9 Financial instruments – Impact of adoption’ and the new IFRS 9 accounting policies are disclosed in note 1.3.1.2 ‘IFRS 9 Financial instruments - Accounting policies applied from 1 January 2018’. The other standards and amendments, including IFRS 15 (refer to note 1.3.2 ‘IFRS 15 Revenue from Contract with Customers’), did not have a significant impact on the Group’s accounting policies.

Except for the amendment to IFRS 9 regarding prepayment features with negative compensation, ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not yet effective.

1.2 Upcoming changes in IFRS after 2018

Major new IFRSs

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and endorsed by the EU in October 2017. IFRS 16 replaces IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases- Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new requirements are effective for annual periods beginning on or after 1 January 2019 and will be applied by ING as of that date.

For lessee accounting, the new standard removes the distinction between operating or finance leases. All leases will be recognised on the statement of financial position with exemptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical expedients and exemptions. ING has opted to apply for periods starting from January 1, 2019 the modified retrospective approach and will make use of several of these practical expedients and exemptions permitted under the standard. Lessor accounting remains substantially unchanged.

2018 ING Group Annual Report on Form 20-F	F - 13

Notes to the Consolidated financial statements

The IFRS 16 implementation project commenced in 2017 with a data gathering exercise in a preliminary impact assessment.

The implementation project’s main focus was on:

•       Performing two ‘parallel runs’ over the course of 2018, to test readiness of systems, processes and a number of controls for transition to IFRS 16 as per 1 January 2019;

•       Technical interpretation of the Standard;

•       Developing and validating the lease calculation models;

•       Updating the policies and governance impacted by IFRS 16;

•       Preparing the IFRS 16 transition disclosures.

As per 31 December 2018 ING has a number of lease contracts for buildings, cars and other leases such as IT equipment that are currently accounted for under IAS 17 as operating leases. As a result of the new IFRS 16 requirements, ING estimates that the Right-of-use assets and Lease liabilities to be recognised will amount to approximately EUR 1.3 billion. This amount is marginally lower than the future rental commitments to be paid under non-cancellable operating leases, as disclosed in Note 46 Contingent liabilities and commitments. This decrease is largely caused by the effects of the exemptions applied for leases of low-value assets, the exemption for short-term leases, the effect of discounting and the exclusion of the non-lease components in the lease payments. This is partly offset by including lease payments for periods covered by extension options that are reasonably certain to be exercised.

ING Group has opted to use the incremental borrowing rate as the discount rate for initial measurement of the lease liability. The incremental borrowing rate is the rate a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. This rate is approximated by using the risk free rate applicable to the lease term, currency of the lease payment and jurisdiction, with the Fund Transfer Pricing (FTP) rate as an add-on. The FTP rate is used to transfer interest rate risk and funding and liquidity risk positions between the ING business and treasury departments. It is determined by either the Group or Local Asset and Liability Committee (ALCO).

There is no significant impact of the adoption of IFRS 16 on ING Group’s Net result, Comprehensive income or Shareholders’ equity on transition. This follows ING’s implementation decision where the value of the right-of-use asset is based on the value of  the lease liability, adjusted for any previously recognised prepaid and/or accrued lease payments on that lease contract, as is permitted under the Standard.

Changes to IFRS effective in 2019 and onwards expected to have no significant impact on ING Group

The following published amendments are not mandatory for 2018 and have not been early adopted by ING Group. ING Group is still currently assessing the detailed impact of these amendments, however the implementation of these amendments is expected to have no significant impact on ING Group’s Consolidated financial statements.

The list of upcoming changes to IFRS, which are applicable for ING Group:

Effective in 2019:

•       IFRIC 23 ‘Uncertainty over Income Tax Treatments’ (issued on 7 June 2017);

•       Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’: Long-term Interests in Associates and Joint Ventures (issued on 12 October 2017);

•       Annual improvements cycle 2015 – 2017: Amendments to IFRS 3 ‘Business Combinations’, IFRS 11 ‘Joint Arrangements’, IAS 12 ‘Income Taxes’, IAS 23 ‘Borrowing Costs’ (issued on 12 December 2017); and

•       Amendments to IAS 19: ‘Employee Benefits’: Plan Amendment, Curtailment or Settlement (issued on 7 February 2018).

Effective in 2020:

•       Amendments to References to the Conceptual Framework in IFRS Standards (issued on 29 March 2018);

•       Amendment to IFRS 3 Business Combinations (issued on 22 October 2018); and

•       Amendments to IAS 1 and IAS 8: Definition of Material (issued on 31 October 2018).

IASB has also issued IFRS 17 ‘Insurance Contracts’ effective in 2021, however it is not applicable for ING Group.

1.3 Changes to accounting policies in 2018

1.3.1 IFRS 9 ‘Financial instruments’

ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively as of 1 January 2018 by adjusting the opening balance sheet and opening equity at 1 January 2018. ING Group has not restated comparative periods, as permitted by the standard. ING Group early adopted the amendment to IFRS 9, otherwise effective 1 January 2019, which allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost (AC) or at fair value through other comprehensive income (FVOCI). The revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018 have been implemented.

2018 ING Group Annual Report on Form 20-F	F - 14

Notes to the Consolidated financial statements

1.3.1.1 IFRS 9 ‘Financial instruments’ – Impact of adoption

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively. Comparative periods have not been restated. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at 1 January 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application:

•          The determination of the business model within which a financial asset is held;

•          The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at Fair Value Through Profit or Loss (FVPL);

•          The designation of certain investments in equity instruments not held-for-trading as at Fair Value Through Other Comprehensive Income (FVOCI); and

•          For financial liabilities designated as at FVPL, the determination of whether presenting the effects of changes in the financial liability’s credit risk in Other Comprehensive Income (OCI) would create or enlarge an accounting mismatch in profit or loss.

In 2018 ING Group continued to test and refine the new processes, internal controls and governance framework necessitated by the adoption of IFRS 9. This has given rise to a minor change in estimation of the IFRS 9 impact, compared to what was presented in the ING Group Annual Report 2017.

The following table reconciles the carrying amounts of financial instruments under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on 1 January 2018.

2018 ING Group Annual Report on Form 20-F	F - 15

Notes to the Consolidated financial statements

Reconciliation of carrying amounts on the date of initial application of IFRS 9
In EUR million	Ref	IAS 39	Reclassfication[1]	Remeasurement	IFRS 9
Cash and balances with central banks		21,989	3		21,992
Loans and advances to banks		28,811	–122	2	28,691
Trading assets	E	116,748	–51,264		65,484
Non-trading derivatives		2,231	577		2,808
Loans and advances at FVPL	C, E	2,500	54,082	31	56,613
Debt securities at FVPL	C	1,738	1,497	–96	3,139
Equity securities at FVPL	D	4	184	16	204
Available-for-sale	A, C, D	69,730	–69,730
Debt securities at FVOCI	A		30,459	–22	30,437
Equity securities at FVOCI	D		3,800		3,800
Loans and advances at FVOCI	B		3,073	291	3,364
Securities at AC	A, C	9,343	39,967	–830	48,480
Loans and advances to customers	B. C	571,909	–8,306	–761	562,842
Other assets (financial and non-financial)		18,875	–4,220	284	14,939
Total assets		843,878	–	–1,085	842,793

Deposits from banks		36,821	108		36,929
Customer deposits		539,828	53		539,881
Trading liabilities	E	73,596	–35,362		38,234
Non-trading derivatives		2,331	326		2,657
Financial liabilities designated at FVPL	E	11,215	37,264		48,479
Other liabilities (financial and non-financial)		18,889	–3,370	–77	15,442
Debt securities in issue		96,086	740		96,826
Subordinated loans		15,968	241		16,209
Total liabilities		794,734	–	–77	794,657
Shareholders'equity (parent)		48,429		–993	47,435
Non-controlling interest		715		–15	700
Total equity		49,144		–1,008	48,136
Total liabilities and equity		843,878	–	–1,085	842,793
1 Includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.

ING Group’s accounting policies on the classification of financial instruments under IFRS 9 are set out in note 1.3.1.2 ‘IFRS 9 Financial instruments – Accounting policies applied from 1 January 2018’. As a result of the combined application of the business model analysis and the Solely Payments of Principal and Interest (SPPI) test, the classification and measurement of the following portfolios has changed:

A. The Available-For-Sale (AFS) investment portfolio, was split into a portfolio classified at Amortised Cost (AC) and a portfolio at FVOCI; the reclassification from AFS to AC resulted in a reduction of the unrealised revaluation gains in equity at transition date.

B. For a specific mortgage portfolio, the measurement changed from AC to FVOCI as it meets the Hold to Collect and Sell (HtC&S) business model requirements. As the fair value of the portfolio is higher than the AC, this had a positive impact on equity; and

C. Certain debt securities and loans previously booked at AC or AFS are measured at Fair Value through Profit or Loss (FVPL) as the cash flows do not meet the SPPI test. This measurement change has a limited negative impact on equity at transition date.

Furthermore, there are certain portfolios for which only the classification on ING’s Consolidated statement of financial position has changed without impacting equity:

D. For strategic equity instruments, ING elected to apply the option to irrevocably designate these at FVOCI, instead of the IFRS 9 default measurement of FVPL. FVOCI equity investments will no longer recycle revaluation reserves to the Statement Of Profit Or Loss (SOPL) upon disposal. For these instruments only dividend income continues to be recognised in the SOPL; and

E. Certain reverse repurchase portfolios are classified as financial assets ‘Mandatorily at FVPL’ instead of Held-for-trading. ING has used the fair value option for the related repurchase financial liabilities.

2018 ING Group Annual Report on Form 20-F	F - 16

Notes to the Consolidated financial statements

Other Assets and Other Liabilities include the impact of reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract (reclassification). The remeasurement impact of EUR 361 million (other assets EUR 284 million and other liabilities EUR -77 million) includes the remeasurement impact on deferred and current tax assets and liabilities (EUR 328 million respectively EUR 72 million), the remeasurement of Associates (EUR -28 million) and the provision on off-balance positions (EUR -11 million).

The following table shows the effects of the reclassification and remeasurement of financial assets from IAS 39 categories into AC under IFRS 9.

Reconciliation and remeasurement of financial assets at AC
Financial assets at AC - in EUR million	IAS 39	Reclassfication¹	Remeasurement	IFRS 9
Cash and balances with central banks
Carrying amount 31 December 2017	21,989			21,989
- From Other assets		3		3
Carrying amount 1 January 2018	21,989	3		21,992
Loans and advances from banks
Carrying amount 31 December 2017	28,811			28,811
- To Securities at AC		–264		–264
- From Other assets		142		142
- Recognition of expected credit losses			2	2
Carrying amount 1 January 2018	28,811	-122	2	28,691
Securities at AC
Carrying amount 31 December 2017	9,343			9,343
- From Loans and advances to banks		264		264
- From Loans and advances to customers		5,099		5,099
- From Available for sale		34,980	–825	34,155
- To Financial assets at FVPL		–753		–753
- From Other assets		377		377
- Recognition of expected credit losses			–5	–5
Carrying amount 1 January 2018	9,343	39,967	-830	48,480
Loans and advances to customers
Carrying amount 31 December 2017	571,909			571,909
- To Securities at AC		–5,099		–5,099
- To Financial assets at FVOCI		–3,060		–3,060
- To Financial assets at FVPL		–1,349		–1,349
- From Other assets		1,202		1,202
- Recognition of expected credit losses			–761	–761
Carrying amount 1 January 2018	571,909	-8,306	-761	562,842
Other financial assets
Carrying amount 31 December 2017	18,875			18,875
- To Loans and advances from banks		–146		–146
- To Financial assets at FVPL		–2,056		–2,056
- To Financial assets at FVOCI		–439		–439
- To Securities at AC		–377		–377
- To Loans and advances to customers		–1,202		–1,202
- Other financial assets			284	284
Carrying amount 1 January 2018	18,875	-4,220	284	14,939
Total financial assets at AC	650,927	27,322	-1,305	676,944
¹ Includes the reclassification of accrued interest from other assets to the corresponding balance sheet item of the host contract

The following table shows the effects of the reclassification and remeasurement of financial assets from IAS 39 categories into FVPL under IFRS 9.

2018 ING Group Annual Report on Form 20-F	F - 17

Notes to the Consolidated financial statements

Reconciliation and remeasurement of financial assets at FVPL
Financial assets at fair value through profit or loss - in EUR million	IAS 39	Reclassfication¹	Remeasurement	IFRS 9
Trading assets
Carrying amount 31 December 2017	116,748			116,748
- From Other Assets		1,466		1,466
- To Loans and advances at FVPL		–52,730		–52,730
Carrying amount 1 January 2018	116,748	-51,264		65,484
Non-trading derivatives
- Opening balance	2,231			2,231
- From Other Assets		577		577
Carrying amount 1 January 2018	2,231	577		2,808
Loans and advances at FVPL
Carrying amount 31 December 2017	2,500			2,500
- From Trading assets		52,730		52,730
- From Loans and advances to customers		1,348	31	1,379
- From Other Assets		4		4
Carrying amount 1 January 2018	2,500	54,082	31	56,613
Debt securities at FVPL
Carrying amount 31 December 2017	1,738			1,738
- From Available-for-sale		735		735
- From AC		753	–96	657
- From Other Assets		9		9
Carrying amount 1 January 2018	1,738	1,497	-96	3,139
Equity securities at FVPL
Carrying amount 31 December 2017	4			4
- From Available-for-sale		184	16	200
Carrying amount 1 January 2018	4	184	16	204
Total financial assets FVPL	123,221	5,076	-49	128,248
¹ Includes the reclassifiaction of accrued interest from other assets to the corresponding balance sheet item of the host contract

The following table shows the effects of the reclassification and remeasurement of financial assets from IAS 39 categories into FVOCI under IFRS 9.

2018 ING Group Annual Report on Form 20-F	F - 18

Notes to the Consolidated financial statements

Reconciliation and remeasurment of financial assets at FVOCI
Financial assets at FVOCI - in EUR million	IAS 39	Reclassfication¹	Remeasurement	IFRS 9

Available-for-sale
Carrying amount 31 December 2017	69,730			69,730
- To Equity securities at FVOCI		–3,800		–3,800
- To Debt securities at FVOCI		–30,033		–30,033
- To Equity securities at FVPL		–183		–183
- To Debt securities at FVPL		–735		–735
- To Securities at AC		–34,979		–34,979
Carrying amount 1 January 2018	69,730	–69,730		0
Debt securities at FVOCI
Carrying amount 31 December 2017
- From Available-for-sale		30,033	–2	30,031
- From Other Assets		426		426
- Recognition of expected credit losses			–20	–20
Carrying amount 1 January 2018	0	30,459	-22	30,437
Equity securities at FVOCI
Carrying amount 31 December 2017
- From Available-for-sale		3,800		3,800
Carrying amount 1 January 2018		3,800		3,800
Loans and advances at FVOCI
Carrying amount 31 December 2017
- From Loans and advances to customers		3,059	291	3,350
- From Other Assets		14		14
Carrying amount 1 January 2018	0	3,073	291	3,364
Total financial assets at FVOCI	69,730	-32,398	269	37,601
¹ Includes the reclassification of accrued interest from other assets to the corresponding balance sheet item of the host contract

The following table shows the effects of the reclassification and remeasurement of financial liabilities from IAS 39 categories into AC under IFRS 9.

Reconciliation and remeasurement of financial liabilities at AC
Financial liabilities at AC -in EUR million	IAS 39 carrying amount 31 December 2017	Reclassfication¹	Remeasurement	IFRS 9 carrying amount 1 January 2018

Deposits from banks	36,821	108		36,929
Customer deposits	539,828	53		539,881
Other liabilities	18,889	–3,370	–77	15,442
Debt securities in issue	96,086	740		96,826
Subordinated loans	15,968	241		16,209
Total financial liabilities at AC	707,592	–2,228	–77	705,287
¹ Includes the reclassification of accrued interest from other liabilities to the corresponding balance sheet item of the host contract

The following table shows the effects of the reclassification and remeasurement of financial liabilities from IAS 39 categories into FVPL under IFRS 9.

2018 ING Group Annual Report on Form 20-F	F - 19

Notes to the Consolidated financial statements

Reconciliation and remeasurement of financial liabilities at FVPL
Financial liabilities at fair value through profit or loss - in EUR million	IAS 39	Reclassfication¹	Remeasurement	IFRS 9

Trading liabilities
Carrying amount 31 December 2017	73,596			73,596
- To Financial liabilities designated at FVPL		–37,161		–37,161
- From Other liabilities		1,799		1,799
Carrying amount 1 January 2018	73,596	–35,362		38,234
Non-trading derivatives
Carrying amount 31 December 2017	2,331			2,331
- From Other liabilities		326		326
Carrying amount 1 January 2018	2,331	326		2,657
Financial liabilities designated at FVPL
Carrying amount 31 December 2017	11,215			11,215
- From Trading liabilities		37,161		37,161
- From Other liabilities		103		103
Carrying amount 1 January 2018	11,215	37,264		48,479
Total financial liabilities at FVPL	87,142	2,228		89,370
¹ Includes the reclassifiaction of accrued interest from other liabilities to the corresponding balance sheet item of the host contract

2018 ING Group Annual Report on Form 20-F	F - 20

Notes to the Consolidated financial statements

Classification and measurement of financial assets and financial liabilities on the date of initial application of IFRS 9 as at 1 January 2018
in EUR million 2017 classification	Note	Orignal measurement under IAS 39	Orignal carrying amount under IAS 39	New carrying amount under IFRS 9[1]	New measurement under IFRS 9	2018 classification

Cash and balances with central banks	2	Amortised cost	21,989	21,992	Amortised cost	Cash and balances with central banks
Loans and advances to banks	3	Amortised cost	28,811	28,691	Amortised cost	Loans and advances to banks
Financial assets at FVTPL	4					Financial assets at FVPL
- trading assets		FVTPL	116,748	65,484	FVTPL (mandatorily)	trading assets
- non-trading derivatives		FVTPL	2,231	2,808	FVTPL (mandatorily)	non-trading derivatives
- other financial assets at FVTPL		FVTPL	4,242	2,162	FVTPL (designated)	other financial assets at FVTPL
				57,795	FVTPL (mandatorily)	other financial assets at FVTPL
Investments2 - equity securities (AFS)		FVOCI	3,983	n/a
- debt securities (AFS)		FVOCI	65,747	n/a
- debt securities (HTM)		Amortised cost	9,343	n/a
	5					Financial assets at FVOCI
			n/a	30,437	FVOCI	debt securities
			n/a	3,800	FVOCI (designated)	equity securities
			n/a	3,364	FVOCI	loans and advances
	6		n/a	48,480	Amortised cost	Securities at amortised cost
Loans and advances to customers	7	Amortised cost	571,909	562,842	Amortised cost	Loans and advances to customers
Other assets	11	Amortised cost	18,875	14,939	Amortised cost	Other assets
Total assets			843,878	842,794		Total assets

Deposits from banks	13	Amortised cost	36,821	36,929	Amortised cost	Deposits from banks
Customer deposits	14	Amortised cost	539,828	539,881	Amortised cost	Customer deposits
Financial liabilities at FVTPL	15					Financial liabilities at FVTPL
- trading liabilities		FVTPL	73,596	38,234	FVTPL	trading liabilities
- non-trading derivatives		FVTPL	2,331	2,657	FVTPL	non-trading derivatives
- other financial liabilities at FVTPL		FVTPL	11,215	48,479	FVTPL (designated)	other financial liabilities at FVTPL
Other liabilities	17	Amortised cost	18,889	15,442	Amortised cost	Other liabilities
Debt securities in issue	18	Amortised cost	96,086	96,826	Amortised cost	Debt securities in issue
Subordinated loans	19	Amortised cost	15,968	16,209	Amortised cost	Subordinated loans
Total liabilities			794,734	794,657		Total liabilities

1    Includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.

2    Investments represented all securities other than those measured at FVPL under IAS 39. Under IFRS 9 these Investments are classified as Financial Assets at FVOCI or Securities at amortised cost.

Impairment

IFRS 9 introduced requirements for the assessment of credit impairments, aimed at more timely recognition of credit losses. Consequently, a Loan Loss Provision (LLP) is recognised based on an “expected credit loss” model whereas IAS 39 recognised a LLP based on an “incurred credit loss” model. As a result, on transition the LLP increased by EUR 795 million.

The following table reconciles:

-               The closing LLP for financial assets in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ as at 31 December 2017; to

2018 ING Group Annual Report on Form 20-F	F - 21

Notes to the Consolidated financial statements

-               The opening expected credit loss (ECL) LLP in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance
in EUR million Allowance on;	(IAS 39 / IAS 37)	Reclassfication	Remeasurement	(IFRS 9)
Loans and advances to banks	8		-2	6
AFS/HTM debt investment securities and under IAS 39 reclassified to AC under IFRS 9			5	5
Loans and advances to customers	4,515	-8	761	5,269
AFS debt securities under IAS 39/financial assets at FVOCI under IFRS 9			20	20
Loans and advances to customers under IAS 39/ Loans and advances to customers at FVOCI under IFRS 9		8		8
Loan commitments and financial guarantee contracts issued¹	105		11	116
Total	4,628	0	795	5,423

¹ Includes IAS 37 provisions on loan commiments and financial guarantees issued

The breakdown of ECL between different stages of ING Group’s portfolio is further detailed in the table below. The increase in the LLP on transition to IFRS 9 is mainly the result of Stage 2 assets for which a life-time ECL was calculated.

IFRS 9 transition impact impairments as at 1 January 2018¹
in EUR million	IAS 39 LLP	IFRS 9 impairment stages	IFRS 9 ECL increase	IFRS9 ECL
Incurred but Not Reported (IBNR)	726	Stage 1-12 month ECL	81	438
	0	Stage 2 – Lifetime ECL	586	955
Individually assessed provisions	3,902	Stage 3 – Lifetime ECL	128	4,030
Total	4,628	Total	795	5,423

1 Includes provisions for contingent liabilities.

The table below shows carrying amounts and LLP of loans and advances to customers per Stage.

Expected credit Losses Loans and advances to customers per stage as at 1 January 2018
in EUR million	Carrying amount	ECL
Stage 1; 12-month ECL	512,355	402
Stage 2; Lifetime ECL not credit impaired	43,836	952
Stage 3; Lifetime ECL credit impaired	11,920	3,915
Total	568,111	5,269

Total net impact of transition to IFRS 9 on opening balance equity

The following table analyses the impact, net of tax, of transition to IFRS 9 on reserves and retained earnings. The impact relates to the liability credit reserve, the fair value reserve, retained earnings and share of associates, joint ventures and other reserve. There is no impact on other components of equity.

2018 ING Group Annual Report on Form 20-F	F - 22

Notes to the Consolidated financial statements

Impact (net of tax) of transition to IFRS 9 on reserves and retained earnings
in EUR million	Impact of adopting IFRS 9 at 1 January 2018
Liability credit reserve
Closing balance under IAS 39 (31 December 2017)
Reclassification of own credit risk for financial liabilities designated as at FVPL¹	-190
Opening balance under IFRS 9 (1 January 2018)	-190
Fair value reserve
Closing balance under IAS 39 (31 December 2017)	3,650
Reclassification of investment securities (debt) from available-for-sale to amortised cost	-568
Reclassification of investment securities (equity) from available-for-sale to FVPL	-42
Reclassification of loans and advances to debt instruments at FVOCI	225
Opening balance under IFRS 9 (1 January 2018)	3,265
Share of associates, joint venture and other reserve
Closing balance under IAS 39 (31 December 2017)	2,527
Impact of application of IFRS 9	-28
Opening balance under IFRS 9 (1 January 2018)	2,499
Retained earnings
Closing balance under IAS 39 (31 December 2017)	27,022
Reclassifications under IFRS 9¹	182
Recognition of expected credit losses under IFRS 9 (including lease receivables, loan commitments and financial guarantee contracts)	-572
Opening balance under IFRS 9 (1 January 2018)	26,632

1 Net amount of reclassifications to retained earnings, to and from fair value reserves and to liability credit reserves, due to changes in classification and measurement

IFRS 9 Impact on Shareholders’ equity and (fully-loaded) CET 1

Impact (net of tax) of adopting IFRS 9 on 1 January 2018
	Impact on shareholders'equity (in EUR billion)	Impact on FL CET1 ratio (in %-point) ¹
Loan Loss provisions	-0.6
Investment portfolio	-0.6
Mortgages held in HTC&S portfolio	0.2
Total impact	-1.0	-0.2
1 Shareholders' equity is based on IFRS-EU

Presentation

IFRS 9 resulted in changes to IAS 1 for the presentation of Interest income for instruments calculated using the effective interest rate (EIR) method. The revised presentation requires it be shown as a separate line item in the consolidated statement of profit or loss. To enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (i.e. ‘split interest’) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. Similar presentation was applied to interest expense. The presentation of accrued interest in the balance sheet was also changed so that it is no longer separately presented, but rather included in the corresponding balance sheet item of the host contract. The new interest presentation was applied prospectively together with the other requirements of IFRS 9.

1.3.1.2 IFRS 9 ‘Financial instruments’ - Accounting policies applied from 1 January 2018

Fair value and hedge accounting policies are included in the below section, although these have remained unchanged with the adoption of IFRS 9.

2018 ING Group Annual Report on Form 20-F	F - 23

Notes to the Consolidated financial statements

Recognition and derecognition of financial instruments

Recognition of financial assets

Financial assets are recognised in the balance sheet when ING becomes a party to the contractual provisions of the instruments. Equity investments, debt securities financial assets and financial assets measured at fair value through profit or loss that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised using trade date accounting. Trade date is the date on which ING commits to purchase or sell the asset. Loans and advances and repurchase agreements are recognised using settlement date accounting.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where ING Group has transferred substantially all risks and rewards of ownership. If ING Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. The difference between the carrying amount of a financial asset that has been extinguished and the consideration received is recognised in profit or loss.

Recognition of financial liabilities

Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument.

Derecognition of financial liabilities

Financial liabilities are derecognised from the Consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in statement of profit or loss.

Classification and measurement of financial instruments (IFRS 9)

Financial assets

From 1 January 2018, ING Group classifies its financial assets in the following measurement categories:

•       those to be measured subsequently at fair value (either through OCI, or through profit or loss); and

•       those to be measured at amortised cost (AC).

At initial recognition, ING Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the statement of profit or loss.

Debt instruments

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows at initial recognition.

Business models

Business models are classified as Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other depending on how a portfolio of financial instruments as a whole is managed. ING Group’s business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed and on historic and expected future sales. Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date, are insignificant in value (both individually and in aggregate) or are infrequent.

Contractual cash flows Solely Payments of Principal and Interest (SPPI)

The contractual cash flows of a financial asset are assessed to determine whether they represent SPPI. Interest includes consideration for the time value of money, credit risk and also consideration for liquidity risk and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

In assessing whether the contractual cash flows are SPPI, ING Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the assessment, terms such as the following are considered, with an example of an SPPI failure for each consideration:

•          Prepayment terms. For example a prepayment of an outstanding principal amount plus a penalty which is not capped to three or six months of interest;

•          Leverage features, which increase the variability of the contractual cash flows with the result that they do not have the economic characteristics of interest. An example is a Libor contract with a multiplier;

2018 ING Group Annual Report on Form 20-F	F - 24

Notes to the Consolidated financial statements

•          Terms that limit ING Group’s claim to cash flows from specified assets - e.g. non-recourse asset arrangements. This could be the case if payments of principal and interest are met solely by the cash flows generated by the underlying asset, for example instances in real estate, shipping and aviation financing;  and

•          Features that modify consideration of the time value of money. These are contracts with for example an interest rate which is reset every month to a one-year rate. ING Group performs either a qualitative or quantitative benchmark test on a financial asset with a modified time value of money element. A qualitative test is performed when it is clear with little or no analysis whether the contractual cash flows solely represent SPPI.

Based on the entity’s business model for managing the financial assets and the contractual terms of the cash flows, there are three measurement categories into which ING Group classifies its debt instruments:

•          Amortised Cost:

Debt instruments that are held for collection of contractual cash flows under a HtC business model where those cash flows represent SPPI are measured at AC. Interest income from these financial assets is included in Interest income using the EIR method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented as a separate line item in the Consolidated statement of profit or loss.

•          FVOCI:

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets under a HtC&S business model, where the assets’ cash flows represent SPPI, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in Investment income or Other income, based on the specific characteristics of the business model. Interest income from these financial assets is included in Interest income using the EIR method. Impairment losses are presented as a separate line item in the Consolidated statement of profit or loss.

•          FVPL:

Debt instruments that do not meet the criteria for AC or FVOCI are measured at FVPL. This includes debt instruments that are held-for-trading. Fair value movements on trading loans and deposits (mainly repo’s) are presented fully within valuation result and net trading income. ING Group may in some cases, on initial recognition, irrevocably designate a financial asset as classified and measured at FVPL. This is the case where doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise on assets measured at AC or FVOCI. The interest arising on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within Interest income or Interest expense in the period in which it arises. The interest arising on financial assets designated as at FVPL is recognised in profit or loss and presented within Interest income or Interest expense in the period in which it arises.

ING Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

Equity instruments

All equity investments are measured at fair value. ING Group applies the fair value through OCI option to investments which are considered strategic, consisting of investments that add value to ING Group’s core banking activities.

There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of investments if elected to be classified and measured as FVOCI. Dividends from such investments continue to be recognised in profit or loss as Investment income when ING Group’s right to receive payments is established. Impairment requirements are not applicable to equity investments classified and measured as FVOCI.

Other remaining equity investments are measured at FVPL. All changes in the fair value are recognised in Valuation result and Net trading income in the Consolidated statement of profit or loss as applicable.

Financial liabilities

Financial liabilities are classified and subsequently measured at AC, except for financial guarantee contracts, derivatives and liabilities designated at FVPL. Financial liabilities classified and measured at FVPL are presented as follows:

•          the amount of change in the fair value that is attributable to changes in own credit risk of the liability is presented in OCI. Upon derecognition this Debt Valuation Adjustment (DVA) impact does not recycle from OCI to profit or loss; and

•          the remaining amount of change in the fair value is presented in profit or loss.

A financial guarantee contract is a contract that requires ING Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 (see section “Impairment of financial assets”) and (b) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue recognition principle of IFRS 15.

2018 ING Group Annual Report on Form 20-F	F - 25

Notes to the Consolidated financial statements

Fair values of financial assets and liabilities

All financial assets and liabilities are recognised initially at fair value. Subsequently, only financial assets and liabilities classified as held-for-trading or designated at FVPL and financial assets classified as FVOCI are measured at fair value in the financial statements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It assumes that market participants would use and take into account the characteristics of the asset or liability when pricing the asset or liability. Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted prices in an active market may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

For certain financial assets and liabilities quoted market prices are not available. For such instruments, fair value is determined using valuation techniques. These range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable inputs in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis when possible.

When a group of financial assets and liabilities are managed on the basis of their net risk exposures, the fair value of a group of financial assets and liabilities are measured on a net portfolio level.

To include credit risk in fair value, ING applies both Credit and Debit Valuation Adjustments (CVA, DVA). Own issued debt and structured notes that are measured at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All input data that is used in the determination of the CVA is based on market implied data. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are taken into account in the measurement of the valuation adjustment. ING applies an additional ‘Funding Valuation Adjustment’ (FVA) to the uncollateralised derivatives based on the market price of funding liquidity.

Critical judgements and key estimation uncertainties:

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

Reference is made to Note 39 ‘Fair value of assets and liabilities’ and Market Risk in Note 53 ‘Risk management’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

Credit risk management classification and maximum credit risk exposure

Credit risk management disclosures are provided in Note 53 ‘Risk management – Credit risk’ paragraph ‘Credit risk categories’.

The maximum credit risk exposure for items in the statement of financial position is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Reference is made to Note 46 ‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in Note 53  ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

Derivatives and hedge accounting

2018 ING Group Annual Report on Form 20-F	F - 26

Notes to the Consolidated financial statements

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including market transactions and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Fair value movements on derivatives are presented in profit or loss in Valuation result and net trading income, except for derivatives in either a formal hedge relationship and so-called economic hedges that are not in a formal hedge accounting relationship where a component is presented separately in interest result in line with ING’s risk management strategy.

Embedded derivatives are separated from financial liabilities and other non-financial contracts and accounted for as a derivative if, and only if:

a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

c) the combined instrument is not measured at fair value with changes in fair value reported in profit or loss.

If an embedded derivative is separated, the host contract is accounted for as for a similar free-standing contract.

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

2018 ING Group Annual Report on Form 20-F	F - 27

Notes to the Consolidated financial statements

Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the consolidated statement of financial position. The counterparty liability is measured at FVPL (designated) and included in Other financial liabilities at FVPL if the asset is measured at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits, or Trading, as appropriate.

Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the consolidated statement of financial position. The consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, Other financial assets at FVPL or Trading assets, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.

Impairments of financial assets (IFRS 9)

An ECL model is applied to on-balance sheet financial assets accounted for at AC and FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees, and undrawn committed revolving credit facilities. Under the ECL model ING Group calculates the allowance for credit losses (loan loss provision, LLP) by considering on a discounted basis the cash shortfalls it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The LLP is the sum of these probability-weighted outcomes and the ECL estimates are unbiased and include supportable information about past events, current conditions, and forecasts of future economic conditions. ING Group’s approach leverages the existing regulatory capital models that use the Advanced Internal Ratings Based (AIRB) models for regulatory purposes.

Three stage approach

Financial assets are classified in any of the below 3 Stages at each  reporting date. A financial asset can move between Stages during its lifetime. The Stages are based on changes in credit quality since initial recognition and defined as follows:

•          Stage 1: 12 month ECL;

Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no Stage 2 or 3 triggers apply). Assets are classified as stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and have a provision for ECL associated with the probability of default (PD) events occurring with the next 12 months (12 months ECL). For those financial assets with a remaining maturity of less than 12 months, a PD is used that corresponds to the remaining maturity;

•          Stage 2: Lifetime ECL not credit impaired

Financial assets showing a significant increase in credit risk since initial recognition. A provision is made for the life time ECL representing losses over the life of the financial instrument (lifetime ECL); or

•          Stage 3: Lifetime ECL credit impaired

Financial instruments that are credit impaired require a life time provision.

Significant increase in credit risk

ING Group established a framework, incorporating quantitative and qualitative indicators, to identify and assess significant increases in credit risk (SICR). This is used to determine the appropriate ECL Staging for each financial asset.

The main determinate of SICR is a quantitative test, whereby the lifetime PD of an asset at each reporting date is compared against its lifetime PD at the date of origination or purchase. If the delta is above pre-defined absolute or relative PD thresholds, then an asset is considered to have experienced a SICR, which is a trigger for movement between Stage 1 and Stage 2. In these instances, assets will cease reporting a 12 month ECL, and instead report a lifetime ECL. Assets can also return to Stage 1 if there is sufficient evidence that there has been a significant reduction in credit risk.

ING Group relies on a number of qualitative indicators to identify and assess SICR. These include:

•          Forbearance status;

•          Watch List status. Loans on the Watch List are individually assessed for Stage 2 classification;

•          Intensive care management;

•          Substandard Internal rating; and

•          Arrears status.

Credit impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each reporting date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment includes arrears of over 90 days on any material credit obligation, indications that the borrower is experiencing significant financial difficulty, a breach of contract, bankruptcy or distressed restructuring.

2018 ING Group Annual Report on Form 20-F	F - 28

Notes to the Consolidated financial statements

An asset that is in stage 3 will move back to stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will migrate back to stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly since initial recognition.

Definition of default

ING Group has aligned the definition of credit impaired under IFRS 9 (Stage 3) with the definition of default for prudential purposes. This is also the definition used for internal risk management purposes.

Macroeconomic scenarios

ING has established a quarterly process whereby forward-looking macroeconomics scenarios and probability weightings are developed for ECL calculation purposes. ING Group applies data predominantly from a leading service provider enriched with the internal ING Group view. A baseline, up-scenario and a down-scenario are determined to reflect an unbiased and probability-weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The forecasts for the economic variables are adjusted on a quarterly basis.

Measurement of ECL

ING Group applies a collective assessment method to measure ECL for performing (Stage 1), under-performing (Stage 2), and certain non-performing (Stage 3) assets. Other non-performing assets subject to ECL measurement apply the individual assessment method, and are all in Stage 3.

Collectively assessed assets (Stages 1 to 3)

This is a model-based approach that calculates ECL in a formula that is expressed simplistically as PD x EAD x LGD, adjusted for the time value of money. Assets that are collectively assessed are grouped on the basis of similar credit risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

For Stage 3 assets the PD equals 100% and the LGD and EAD represent a lifetime view of the losses based on characteristics of defaulted facilities.

To build the IFRS 9 models, ING Group’s expected loss models (PD, LGD, EAD) used for regulatory and capital purposes have been adjusted by removing embedded prudential conservatism (such as floors) and converted through-the-cycle estimates to point-in-time estimates to support the calculation of collective-assessment ECL under IFRS 9. The models assess ECL on the basis of forward-looking macroeconomic forecasts and other inputs. For most financial assets, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, the maturity is estimated based on historical data as these do not have a fixed term or repayment schedule.

Individually assessed assets (Stage 3)

ING Group estimates individual impairment provisions for individually significant credit impaired financial assets within Stage 3. Individual provisions are calculated using the discounted expected future cash flow method. To determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and including forward looking information.

In determining the scenarios, all relevant factors impacting the future cash flows are taken into account. These include expected developments in credit quality, business and economic forecasts, and estimates of if/when recoveries will occur and taking into account ING’s restructuring/recovery strategy.

The best estimate of ECL is calculated as the weighted-average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original EIR) per scenario, based on best estimates of the expected future cash flows. Recoveries can be from different sources including repayment of the loan, collateral recovery, asset sale etc. Cash flows from collateral and other credit enhancements are included in the measurement of the expected credit losses of the related financial asset when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. For the individual assessment, with granular (company or deal-specific) scenarios, specific factors can have a larger impact on the future cash flows than macroeconomic factors.

2018 ING Group Annual Report on Form 20-F	F - 29

Notes to the Consolidated financial statements

When a financial asset is credit-impaired, interest ceases to be recognised on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original EIR to the AC of the asset, which is the gross carrying amount less the related loan loss provision.

Purchase or Originated Credit Impaired (POCI) assets

POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of impairments and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods any changes to the estimated lifetime ECL are recognised in profit or loss. Favourable changes are recognised as an impairment gain even if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at origination.

Modifications

In certain circumstances ING grants borrowers postponement and/or reduction of loan principal and/or interest payments for a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement and/or reduction of loan principal and/or interest payments is executed based on credit concerns it is also referred to as forbearance (refer to the Risk Management note for more details). In such cases, the net present value of the postponement and/or reduction of loan and/or interest payments is taken into account in the determination of the appropriate level of impairment loss. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date. The Group determines whether there has been a substantial modification using both quantitative and qualitative factors.

Write-off and debt forgiveness

If there is no reasonable expectation of recovery and/or collectability of amounts due a write-off can occur. The following events can lead to a write-off:

•          After a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt waivers);

•          In a bankruptcy liquidation scenario;

•          After divestment or sale of a credit facility at a discount;

•          Upon conversion of a credit facility into equity; or

•          ING Group releases a legal (monetary) claim it has on its customer.

When a loan is uncollectable, it is written off against the related loan loss provision. Subsequent recoveries of amounts previously written off are recognised in the statement of profit or loss.

Debt forgiveness (or debt settlement) involves write-off but additionally involves the forgiveness of a legal obligation, in whole or in part. This means that ING forfeits the legal right to recover the debt. As a result, the financial asset needs to be derecognised. Distinction is made in situations where ING ends the relationship with the client and situations where ING (partially) continues the financing of the client.

Presentation of ECL

Loss allowances for financial assets measured at AC are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognised in OCI, instead of deducting the carrying amount of the asset. For impaired financial assets with drawn and undrawn components, ECL also reflects any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument. The loss allowance on issued financial guarantee contracts, in scope of IFRS 9 and not measured at FVPL, are recognised as liabilities and presented in Other provisions. ECL are presented in profit or loss in Addition to loan loss provision.

Critical judgements and key estimation uncertainties:

Considerable management judgement is exercised in determining the amount of LLP for financial assets assessed on both a collective and an individual impairment basis. In particular, this judgement requires ING Group to make various assumptions about the risk of default, the subsequent expected loss rates in the event of default, and expected future cash flows. These assumptions are based on a combination of the Group’s past history, existing market conditions and forward-looking estimates at the end of each reporting period. Changes in these assumptions may lead to changes in the LLP over time.

Some of these judgements involve estimation. Given they are subjective and complex in nature, and because the LLP and the underlying exposures subject to impairment assessment are material, these judgements are considered key sources of estimation uncertainty. The sensitivity of these estimates is assessed in the credit risk section of Note 53, Risk Management.

The critical judgements are:

2018 ING Group Annual Report on Form 20-F	F - 30

Notes to the Consolidated financial statements

The use of forward-looking macroeconomic scenarios in both collective and individual impairment assessments. Forward-looking macroeconomic scenarios are subjective and uncertain in nature. The process the Group follows involves using inputs from third party provider Oxford Economics (OE), and subjecting these to internal expert review and challenge to ensure the inputs used in the models reflect ING’s view on the macro economy. Two internal groups, the Macroeconomics Scenarios Team and the Macroeconomics Scenarios Expert Panel, were established for this purpose. The latter team consists of senior management representatives from the Business, Risk and Finance. The use of alternate forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is demonstrated in the sensitivity analysis in Note 53, where the un-weighted ECL under each of the three scenarios for some significant portfolios is disclosed.

The probability weights applied to each of the three scenarios. This is a management judgement that ultimately requires estimation and consideration of the range of possibilities. This ensures consensus view on the likelihood of each scenario materializing is appropriately reflected in the weights applied by the Group for collective assessment ECL calculations. The sensitivity analysis in Note 53 discloses these weights used.

The criteria for identifying a significant increase in credit risk. When determining whether the credit risk on a financial asset has increased significantly, ING Group considers reasonable and supportable information available to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying each financial asset with a PD rating, there is significant judgement used in determining the stage allocation PD banding thresholds. The process of comparing a financial asset’s PD with the PD banding thresholds determines its ECL stage. Assets in Stage 1 are allocated a 12 month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the assumptions made both in assigning financial asset PDs and in setting PD banding thresholds constitute a key source of estimation uncertainty. Analysis of the sensitivity associated with the assessment of significant increase in credit risk is presented in Note 53, Risk Management.

The definition of default. Whilst not a source of estimation uncertainty, judgement is exercised in management’s evaluation of whether there is objective evidence of impairment loss has been incurred for larger exposures. Management judgement is required in assessing evidence of credit-impairment.

1.3.1.3 Financial instruments, prior to 1 January 2018 under IAS 39

The following is applicable to periods prior to 1 January 2018 for financial instruments accounted for under IAS 39, to the extent not already discussed earlier in this section. Comparative periods were not restated for the adoption of IFRS 9.

Classification and measurement of financial assets and financial liabilities (IAS 39)

Financial assets and liabilities designated at fair value through profit or loss

Management will designate a financial asset or a financial liability as such only if this eliminates a measurement inconsistency, if the related assets and liabilities are managed on a fair value basis or classified as an embedded derivative as described below.

Interest income and expense from financial instruments classified at fair value through profit or loss is recognised in Interest income using the effective interest method (where applicable). The remaining changes in fair value of such instruments are recognised in Valuation results and net trading income in the statement of profit or loss. Dividend income from equity instruments classified at fair value through profit or loss is generally recognised in ‘Valuation results and net trading income’ in the statement of profit or loss when the dividend has been declared.

Embedded derivatives

Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit or loss, and if  a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. An assessment is carried out when ING Group first becomes party to the contract. A reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.

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

Available-for-sale financial assets

2018 ING Group Annual Report on Form 20-F	F - 31

Notes to the Consolidated financial statements

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity for which ING Group has the positive intent and ability to hold to maturity and which are designated by management as held-to-maturity assets are initially recognised at fair value plus transaction costs. Subsequently, they are carried at AC using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognised in Interest income in the statement of profit or loss using the effective interest method. Held-to-maturity investments include only debt securities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at AC using the effective interest method less any impairment losses. Loans and receivables include Cash and balances with central banks, Loans and advances to banks, Loans and advances to customers, and some categories of Other assets and are reflected in these line items in the statement of financial position. Interest income from loans and receivables is recognised in Interest income in the statement of profit or loss using the effective interest method.

Impairments of financial assets at amortised cost (loan loss provisions) (IAS 39)

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

•            The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•            Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by ING Group’s credit risk systems.

Losses expected as a result of future events, no matter how likely, are not recognised.

ING Group first assesses whether objective evidence of impairment (a loss event/trigger) exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If ING Group determines that no objective evidence of impairment (a loss event/trigger) exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on an asset carried at AC has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (loan loss provision) and the amount of the loss is recognised in the statement of profit or loss under Addition to loan loss provision. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

2018 ING Group Annual Report on Form 20-F	F - 32

Notes to the Consolidated financial statements

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

Impairments of AFS assets

At each balance sheet date, ING Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. Significant and prolonged are interpreted on a case-by-case basis for specific equity securities; generally 25% and six months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in net result, is removed from equity and recognised in the statement of profit or loss. Impairment losses recognised on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the statement of profit or loss, the impairment loss is reversed through the statement of profit or loss.

1.3.2 IFRS 15 ‘Revenue from Contract with Customers’

IFRS 15 is effective for annual periods beginning on or after 1 January 2018. IFRS 15 introduces a five-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to the customer that deliver benefit from the customer’s perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer. The adoption of IFRS 15 had no significant impact on ING Group’s results or financial position.

Reference is made to Note 22 ‘Net fee and commission income’ which includes disaggregated revenue categories based on the type of services provided. Note 35 ‘Segments’ includes Net fee and commission income, as reported to the Executive Board of ING Group and the Management Board of ING Bank, disaggregated by line of business and by geographical segment.

1.4 Significant judgements and critical accounting estimates and assumptions

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

•          Loan loss provisions; and

•          Provisions.

For further discussion of the significant judgements and critical accounting estimates and assumptions in these areas, reference is made to the relevant parts in sections 1.3.1.2 IFRS 9 Financial instruments - Accounting policies applied from 1 January 2018’, 1.5 ‘Principles of valuation and determination of results’ and the applicable notes to the Consolidated financial statements.

1.5 Principles of valuation and determination of results

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

2018 ING Group Annual Report on Form 20-F	F - 33

Notes to the Consolidated financial statements

For interests in structured entities, the existence of control requires judgment as these entities are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. This judgment includes, for example, the involvement in the design of the structured entity, contractual arrangements that give rights to direct the structured entities relevant activities and commitment to ensure that the structured entity operates as designed.

A list of principal subsidiaries is included in Note 49 ‘Principal subsidiaries’.

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

A subsidiary which ING Groep N.V. has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met.

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

Segment reporting

An operating segment is a distinguishable component of ING Group, engaged in providing products or services, whose operating results are regularly reviewed by the Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) to make decisions about resources to be allocated to the segments and assess its performance. A geographical area is a distinguishable component of ING Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

The CODM examines ING Group’s performance both by line of business and geographic perspective and has identified five reportable segments by line of business and six by geographical area. The geographical analyses are based on the location of the office from which the transactions are originated.

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

Exchange rate differences in the statement of profit or loss are generally included in ‘Valuation results and net trading income’. Reference is made to Note 23 ‘Valuation results and net trading income’, which discloses the amounts included in the statement of

2018 ING Group Annual Report on Form 20-F	F - 34

Notes to the Consolidated financial statements

profit or loss. Exchange rate differences relating to the disposal of debt and FVPL equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below, in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the statement of profit or loss in ‘Result on disposal of group companies’. Reference is also made to Note 20 ‘Equity’, which discloses the amounts included in the statement of profit or loss.

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

2018 ING Group Annual Report on Form 20-F	F - 35

Notes to the Consolidated financial statements

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

Disposals of property and equipment

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

Acquisitions, goodwill and other intangible assets

Acquisitions and goodwill

ING Group’s acquisitions are accounted for using the acquisition method of accounting. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset. Goodwill is only recognised separately on acquisitions. The results of the operations of the acquired companies are included in the statement of profit or loss from the date control is obtained.

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

The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value can be complex and the time between the acquisition and the preparation of the financial statements can be limited. The initial accounting shall be completed within a year after acquisition. Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities, that are identified within one year after acquisition are recognised as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. On disposal of group companies where control is lost, the difference between the sale proceeds and carrying value (including goodwill) and the unrealised results (including the currency translation reserve in equity) is included in the statement of profit or loss.

2018 ING Group Annual Report on Form 20-F	F - 36

Notes to the Consolidated financial statements

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

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

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

Fair value remeasurement of debt and equity instruments measured at FVOCI and cash flow hedges are recognised directly in equity. Deferred tax related to this fair value remeasurement is also recognised directly in equity and is subsequently recognised in the statement of profit or loss together with the deferred gain or loss.

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

2018 ING Group Annual Report on Form 20-F	F - 37

Notes to the Consolidated financial statements

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

Upon classification as held for sale, the disposal group is measured at the lower of its carrying amount and fair value less costs to sell, except where specifically exempt from IFRS 5.  An impairment loss is recognised for any initial or subsequent write-down of the disposal group to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of the disposal group, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the disposal group is recognised at the date of derecognition. Assets within the disposal group are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. The assets of the disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

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

2018 ING Group Annual Report on Form 20-F	F - 38

Notes to the Consolidated financial statements

the statement of financial position only when realisation of the income that arises from such an asset is virtually certain. Contingent assets are disclosed in the notes when an inflow of economic benefits is probable.

Critical judgements and key estimation uncertainty:

The recognition and measurement of provisions is an inherently uncertain process involving using judgement to determine when a present obligation exists and estimates regarding probability, amounts and timing of cash flows.

ING Group may become involved in legal proceedings. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Legal cases are usually one of a kind. Judgment is required to estimate the probability of an unfavourable outcome and the amount of potential loss. For the assessment of litigation provisions ING Group consults with legal experts. Even taking into consideration legal experts’ advice, the probability of an outflow of economic benefits can still be uncertain and the amount provisioned can remain sensitive to the assumptions used which may have a broad range of outcomes. Reference is made to Note 16 ‘Provisions’. For legal proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements. Reference is made to Note 47 ‘Legal proceedings’.

Key assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 16 ‘Provisions’.

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

2018 ING Group Annual Report on Form 20-F	F - 39

Notes to the Consolidated financial statements

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

Interest results on instruments classified at Amortised Cost, assets measured at FVOCI and derivatives in a formal hedge accounting relationship is presented in ‘Interest income using effective interest rate method’. Interest result on derivatives in so called economic hedges and instruments designated at fair value are presented in ‘Other interest income’.

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

Expense recognition

Expenses are recognised in the statement of profit or loss as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably. Fee and commission expenses are generally a result from a contract with ING service providers in order to perform the service for our customers. Costs are generally presented as ‘Commission expenses’ if they are specific, incremental, directly attributable and identifiable to generate commission income.

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

Earnings per ordinary share

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:

•          Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•          The computation is based on daily averages; and

•          In case of exercised warrants, the exercise date is taken into consideration.

2018 ING Group Annual Report on Form 20-F	F - 40

Notes to the Consolidated financial statements

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

The difference between the Net cash flow in accordance with the statement of cash flows and the change between the opening and closing balance of Cash and cash equivalents in the statement of financial position is due to exchange rate differences and is presented separately in the cash flow statement.

Liabilities arising from financing activities are debt securities and subordinated loans.

2018 ING Group Annual Report on Form 20-F	F - 41

Notes to the Consolidated financial statements

2.1.2 Notes to the Consolidated statement of financial position

Assets
2 Cash and balances with central banks

Cash and balances with central banks
	2018	2017
Amounts held at central banks	47,655	19,687
Cash and bank balances	2,333	2,302
	49,987	21,989

In 2018, the movement in Cash and balances with central banks reflects ING’s active liquidity management. Amounts held at central banks reflect on demand balances.

Reference is made to Note 43 ‘Assets not freely disposable’ for restrictions on Cash balances with central banks.

3 Loans and advances to banks

Loans and advances to banks
	Netherlands		International		Total
	2018	2017	2018	2017	2018	2017
Loans	7,967	7,899	22,460	20,916	30,428	28,815
Cash advances, overdrafts and other balances	1	1	3	3	3	4
	7,968	7,900	22,463	20,919	30,431	28,819

Loan loss provisions	–5	–1	–5	–7	–9	–8
	7,963	7,899	22,458	20,912	30,422	28,811

Reference is made to Note 43 ‘Assets not freely disposable’ for restrictions on Loans and advances to banks.

Loans include balances (mainly short-term deposits) with central banks amounting to EUR 4,713 million (2017: EUR 4,032 million).

As at 31 December 2018, Loans include receivables related to securities in reverse repurchase transactions amounting to EUR 6,686 million (2017: EUR 4,637 million) and receivables related to finance lease contracts amounting to EUR  51 million (2017: EUR 65 million). Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions. Reference is made to Note 7 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2018, the non-subordinated receivables amount to EUR 30,422 million (2017: EUR 28,768 million). Following IFRS 9 classification the subordinated receivables of 2017 related to securities at amortised cost amounting to EUR 43 million are classified as Securities at amortised cost.

No individual loans and advances to banks have terms and conditions that significantly affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations, refer to Note 53 ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

4 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	2018	2017
Trading assets	50,152	116,748
Non-trading derivatives	2,664	2,231
Designated at fair value through profit or loss	2,887	4,242
Mandatorily measured at fair value through profit or loss	64,783	n/a
	120,486	123,221

2018 ING Group Annual Report on Form 20-F	F - 42

Notes to the Consolidated financial statements

At January 1 2018, the classification of certain Loans and advances to customers and Debt instruments has changed to financial assets ‘Mandatorily measured at fair value through profit or loss’ due to the implementation of IFRS 9 (SPPI test). As per 1 January 2018 reverse repurchase portfolios that are managed and whose performance is evaluated on a fair value basis, amounting to EUR 54,825 million, were classified as financial assets ‘Mandatorily measured at fair value through profit or loss’, which were previously reported as ‘Trading assets’ and ‘Assets designated as at fair value through profit or loss’. These reverse repurchase agreements are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. The related repurchase financial liabilities, amounting to EUR 37,161 million, were classified as financial liabilities ‘Designated at fair value through profit or loss’.

Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Trading assets

Trading assets by type
	2018	2017
Equity securities	8,898	13,666
Debt securities	5,213	7,477
Derivatives	22,110	27,444
Loans and receivables	13,931	68,161
	50,152	116,748

Trading assets and Trading liabilities include assets and liabilities that are classified under IFRS as Trading, but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets.

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

Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position.

As at 31 December 2018, Trading assets include receivables of EUR 12,939 million (2017: EUR 67,138 million) with regard to reverse repurchase transactions.

Reference is made to Note 15 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

Non-trading derivatives

Non-trading derivatives by type
	2018	2017
Derivatives used in
- fair value hedges	650	542
- cash flow hedges	1,012	617
- hedges of net investments in foreign operations	41	29
Other non-trading derivatives	961	1,043
	2,664	2,231

Reference is made to Note 40 ‘Derivatives and hedge accounting’ for information on derivatives used for hedge accounting.

Other non-trading derivatives mainly includes interest rate swaps and foreign exchange currency swaps for which no hedge accounting is applied.

As at 31 December 2018, Other non-trading derivatives no longer includes balances related to warrants on the shares of Voya Financial Inc. and NN Group N.V. (2017: EUR 51 million and EUR 2 million respectively). In 2018, ING sold its 7 million remaining

2018 ING Group Annual Report on Form 20-F	F - 43

Notes to the Consolidated financial statements

warrants on shares in Voya and 35 million remaining warrants on shares in NN Group. Reference is made to Note 23 ‘Valuation results and net trading income’.

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
	2018	2017
Equity securities		4
Debt securities	2,114	1,739
Loans and receivables	772	2,499
	2,887	4,242

Included in the ‘Financial assets designated at fair value through profit or loss’ is a portfolio of loans and receivables which is economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables included in ‘Financial assets designated at fair value through profit or loss’ approximates its carrying value. The cumulative change in fair value of the loans attributable to changes in credit risk is not significant.

The notional value of the related credit derivatives is EUR 1,364 million (2017: EUR 232 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated, amounts to EUR -23 million (2017: EUR -6 million) and the change for the current year amounts to EUR 17 million (2017: EUR 2 million).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

As at 31 December 2018, Loans and receivables designated at fair value through profit or loss does not include any balances with regard to reverse repurchase transactions (2017: EUR 2,095 million).

Mandatorily at fair value through profit or loss

Mandatorily at fair value through profit or loss by type
	2018	2017
Equity securities	210	n/a
Debt securities	1,103	n/a
Loans and receivables	63,469	n/a
	64,783	n/a

Prior year, applying IAS 39, the majority of the equity and debt securities were classified as ‘Investments – Available-for-sale’.

For details on ING Group’s exposure to debt securities reference is made to Note 6 ‘Securities at amortised cost’.

None of the equity securities are individually significant for ING Group.

As at 31 December 2018, Loans and receivables mandatorily measured at fair value through profit or loss includes EUR 63,022 million with regard to reverse repurchase transactions.

2018 ING Group Annual Report on Form 20-F	F - 44

Notes to the Consolidated financial statements

5 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
	2018	2017
Equity securities	3,228	n/a
Debt securities[1]	25,616	n/a
Loans and advances[1]	2,379	n/a
	31,223	n/a
Available-for-sale investments	n/a	69,730
Held-to-maturity investments[2]	n/a	9,343
	31,223	79,073

1 Debt securities include an amount of EUR -6 million and the Loans and advances includes EUR -5 million ‘Loan loss provisions’.
2 Under IFRS 9 these Investments are classified as Securities at amortised cost, reference is made to Note 6 ‘Securities at amortised cost‘.

Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Dividend income
	2018	2018
Investment in Bank of Beijing	1,967	83
Investment in Kotak Mahindra Bank	919	1
Other Investments	342	8
	3,228	92

For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair value through other comprehensive income, instead of the IFRS 9 default measurement of fair value through profit or loss.

Changes in fair value through other comprehensive income financial assets

The following table presents changes in fair value of equity securities and debt instruments at fair value through other comprehensive income. The comparative amounts include equity securities and debt instruments that were classified as Available-for-sale investments under IAS 39.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments[1]		Total
	2018	2017	2018	2017	2018	2017
Opening balance as at 1 January	3,983	4,024	65,747	78,888	69,730	82,912
Effect of changes in accounting policy	–184		–31,945		–32,129
Additions	33	325	10,486	21,276	10,518	21,601
Amortisation			–12	–146	–12	–146
Transfers and reclassifications	1	7	1		2	7
Changes in unrealised revaluations[2]	–463	21	–660	–1,030	–1,123	–1,009
Impairments		–6				–6
Reversals of impairments			16	3	16	3
Disposals and redemptions	–178	–79	–15,478	–32,709	–15,656	–32,788
Exchange rate differences	35	–308	–159	–535	–124	–843
Changes in the composition of the group and other changes		–1	1		1	–1
Closing balance	3,228	3,983	27,995	65,747	31,223	69,730

1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances
2 Changes in unrealised revaluations include changes on hedged items which are recognised in the statement of profit or loss.

2018 ING Group Annual Report on Form 20-F	F - 45

Notes to the Consolidated financial statements

In the fourth quarter of 2018, ING reduced its stake in Kotak Mahindra Bank by 0.67% to 3.07% with the sale of 12.7 million shares for EUR 177 million. The fair value of the investment at the date of derecognition was EUR 984 million and the gain on disposal was EUR 3.6 million.

Reference is made to Note 6 ‘Securities at amortised cost’ for details on ING Group’s exposure to debt securities and for further information on transfers and reclassifications of fair value through comprehensive income and amortised cost investments.

Reference is made to Note 24 ‘Investment income’ for details on Impairments.

6 Securities at amortised cost

Securities at amortised cost
	2018	2017
Debt securities at amortised cost	47,276	n/a
Held-to-maturity investments[1]	n/a	9,343
	47,276	9,343

1 Under IAS 39 these Securities were classified as Held-to-maturity investments, reference is made to Note 5 ‘Financial assets at fair value through other comprehensive income’.

Exposure to debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities
	2018	2017
Debt securities at fair value through other comprehensive income	25,616	n/a
Debt securities at amortised cost	47,276	n/a
Available-for-sale investments	n/a	65,747
Held-to-maturity investments	n/a	9,343
Loans and advances to customers	n/a	5,099
Loans and advances to banks	n/a	265
Debt securities at fair value through other comprehensive income and amortised cost	72,893	80,454

Trading assets	5,213	7,477
Debt securities at fair value through profit or loss	3,218	1,739
Financial assets at fair value through profit or loss	8,431	9,216
	81,323	89,670

At January 1 2018, the classification of certain Loans and advances to banks and Loans and advances to customers has changed to Securities at amortised cost based on the characteristics of these instruments.

ING Group’s total exposure to debt securities of EUR 76,111 million (31 December 2017: EUR 82,193 million) is specified as follows:

2018 ING Group Annual Report on Form 20-F	F - 46

Notes to the Consolidated financial statements

Debt securities by type of exposure
	Debt Securities at FVPL	Debt Securities at FVOCI	Debt Securities at AC	Total	Total
	2018	2018	2018	2018	2017[1]
Government bonds	142	15,580	24,659	40,381	43,561
Sub-sovereign, Supranationals and Agencies	467	5,928	11,244	17,639	19,077
Covered bonds		2,245	6,722	8,967	9,409
Corporate bonds	23	485	765	1,273	2,254
Financial institutions bonds	1,527	460	2,415	4,402	3,498
ABS portfolio	1,059	924	1,483	3,466	4,394
	3,218	25,622	47,288	76,128	82,193
Loan loss provisions		–6	–11	–17	n/a
Bond portfolio	3,218	25,616	47,276	76,111	82,193

1 Amounts have been restated to conform to the current year presentation.

Approximately 99% (2017: 99%) of the exposure in the ABS portfolio is externally rated AAA, AA or A. There are no borrowed debt securities recognised in the statement of financial position.

7 Loans and advances to customers

Loans and advances to customers by type
	Netherlands		International		Total
	2018	2017	2018	2017	2018	2017
Loans to, or guaranteed by, public authorities	24,547	26,975	17,257	19,397	41,803	46,372
Loans secured by mortgages	117,848	119,457	219,530	204,502	337,379	323,959
Loans guaranteed by credit institutions	195	257	2,901	1,722	3,095	1,979
Personal lending	3,304	3,162	21,563	20,074	24,867	23,236
Asset backed securities				2,209		2,209
Corporate loans	37,213	38,208	149,787	140,461	187,000	178,669
	183,106	188,059	411,037	388,365	594,144	576,424

Loan loss provisions	–1,480	–1,693	–3,011	–2,822	–4,491	–4,515
	181,626	186,366	408,027	385,543	589,653	571,909

As at 31 December 2018, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 266 million (2017: EUR 421 million).

Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Loans and advances to customers by subordination
	2018	2017
Non-subordinated	589,533	571,429
Subordinated	120	480
	589,653	571,909

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations, refer to Note 53 ‘Risk management – Credit risk’ paragraph ‘Credit Risk Appetite and Concentration Risk Framework’.

The following table show the reconciliations from the opening to the closing balance of the loan loss provision.

2018 ING Group Annual Report on Form 20-F	F - 47

Notes to the Consolidated financial statements

Changes in Loan loss provisions¹
	2018					2017
	12-month ECL (Stage 1)	Lifetime ECL not credit impaired (stage 2)	Lifetime ECL credit impaired (stage 3)	Purchased credit impaired	Total²	Total
Opening balance as at 1 January IAS 39					4,521	5,308
Effect of changes in accounting policy					795
Opening balance as at 1 January IFRS 9	438	955	3,916	7	5,316
Transfer into 12-month ECL	19	–206	–23		–209
Transfer into lifetime ECL not credit impaired	–62	501	–56		383
Transfer into lifetime ECL credit impaired	–7	–86	707		615
Net remeasurement of loan loss provision	17	–55	312		274
New financial assets originated or purchased	213				212
Financial assets that have been derecognised	–101	–145	–341		–588
Changes in models
Increase in loan loss provisions	80	9	599		688	676
Write-offs			–1,043		–1,044	–1,279
Recoveries of amounts previously written off			53		53	59
Foreign exchange and other movements	–18	–38	–386	–4	–446	–136
Closing balance	501	925	3,139	2	4,568	4,628

1 At the end of December 2018, the stock of provisions included provisions for loans and advances to central banks (EUR 3 million), loans and advances to banks (EUR 9 million), financial assets at FVOCI (EUR 11 million), securities at amortised cost (EUR 11 million), provisions for loans and advances to customers (EUR 4,491 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (EUR 42 million).

2 The 2018 changes in loan loss provision presents IFRS 9 expected credit losses (excluding IAS 37 provisions for non-credit replacement positions (1 January 2018: EUR 107 million), The IAS 39 comparative 2017 amount includes IAS 37 provision for all off balance positions.

The Addition to loan loss provisions in the Consolidated statement of profit or loss (EUR 656 million) relates to the increase in the loan loss provisions (EUR 688 million) and the release related to the IAS 37 non-credit replacement off-balance positions (EUR 32 million included in Note 16 ‘Provisions’).

For details on credit qualities, refer to Note 53 ‘Risk management – Credit risk’ paragraph ‘Credit quality – Loan loss provisioning’.

The following table provides information on financial assets that were modified while they had a loss allowance measured at an amount equal to lifetime ECL.

Financial assets modified during the period and since initial recognition
2018
Financial assets modified during the period
Amortised cost before modification	2,503
Net modification loss	–50

Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period	908

Loans and advances to customers and Loans and advances to banks include finance lease receivables and are detailed as follows:

2018 ING Group Annual Report on Form 20-F	F - 48

Notes to the Consolidated financial statements

Finance lease receivables
	2018	2017
Maturities of gross investment in finance lease receivables
- within 1 year	2,374	2,729
- more than 1 year but less than 5 years	5,959	6,215
- more than 5 years	1,646	2,897
	9,979	11,841

Unearned future finance income on finance leases	–673	–1,082
Net investment in finance leases	9,306	10,759

Maturities of net investment in finance lease receivables
- within 1 year	2,193	2,474
- more than 1 year but less than 5 years	5,581	5,652
- more than 5 years	1,532	2,633
	9,306	10,759

Included in Loans and advances to banks	51	65
Included in Loans and advances to customers	9,256	10,694
	9,306	10,759

Expected credit losses for uncollectable finance lease receivables of EUR 150 million as at 31 December 2018 (2017: EUR 337 million) is included in the loan loss provision. The loan loss provision for finance lease receivables is classified into the following loan loss provision stages; stage 1: EUR 5 million, stage 2: EUR 11 million and stage 3: EUR 134 million.

No individual finance lease receivable has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

8 Investments in associates and joint ventures

Investments in associates and joint ventures
2018	Interest held (%)	Fair value of listed invest- ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	776	991	23,494	20,884	1,055	722
Other investments in associates and joint ventures			212
			1,203

Investments in associates and joint ventures
2017	Interest held (%)	Fair value of listed invest- ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	1,006	877	21,251	19,004	711	507
Other investments in associates and joint ventures			211
			1,088

TMB Public Company Limited (TMB) is an associate in which ING Group holds a 30% ownership interest. TMB is a financial institution providing products and services to Wholesale, Small and Medium Enterprise (SME), and Retail customers. TMB is domiciled in Bangkok, Thailand and is listed on the Stock Exchange of Thailand (SET).

Other investments in associates and joint ventures are mainly financial services and financial technology funds or vehicles operating predominantly in Europe.

2018 ING Group Annual Report on Form 20-F	F - 49

Notes to the Consolidated financial statements

ING Group does not hold any interests in Investments in Associates and joint ventures that are individually significant to ING Group. Other investments in associates and joint ventures represents a large number of associates and joint ventures with an individual statement of financial position value of less than EUR 50 million.

Significant influence for associates in which the interest held is below 20%, is based on the combination of ING Group’s financial interest and other arrangements, such as participation in the Board of Directors.

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

Accumulated impairments of EUR 15 million (2017: EUR 33 million) have been recognised. The values presented in the tables above could differ from the values presented in the individual financial statements of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. Where the listed fair value is lower than the statement of financial position value, an impairment review and an evaluation of the going concern basis has been performed.

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

Changes in Investments in associates and joint ventures
	2018	2017
Opening balance	1,088	1,141
Effect of changes in accounting policy	–28
Additions	97	79
Transfers to and from Investments/Other assets and liabilities	5	–1
Revaluations	–2	–8
Share of results	146	178
Dividends received	–30	–32
Disposals	–116	–245
Impairments	–3
Exchange rate differences	47	–24
Closing balance	1,203	1,088

In 2018, Share of results from associates and joint ventures of EUR 146 million as presented in the statement of profit or loss and the table above, is mainly attributable to results of TMB of EUR 117 million.

In 2017, Share of results from associates and joint ventures of EUR 178 million as presented in the statement of profit or loss and the table above, is mainly attributable to results of TMB, EUR 67 million and a gain of EUR 97 million on the sale of shares in Appia Group Ltd UK.

In 2017, Disposals of EUR 245 million is mainly attributable to the sale of Appia Group Ltd UK of EUR 146 million.

9 Property and equipment

Property and equipment by type
	2018	2017
Property in own use	780	774
Equipment	879	917
Assets under operating leases		110
	1,659	1,801

ING uses external valuers to value property in own use. All properties are typically appraised by external valuers once every five years.

Assets subject to operating leases have been reclassified to finance lease, as the contracts of the operating lease portfolio includes purchase options at prices sufficiently lower than the expected market values at the end of the lease periods. These contracts meet

2018 ING Group Annual Report on Form 20-F	F - 50

Notes to the Consolidated financial statements

the definition of a finance lease in terms of IAS 17 and have been accounted for at their net investment value as part of finance lease receivables.

Changes in property in own use
	2018	2017
Opening balance	774	881
Additions	5	5
Reclassifications
- Transfers to and from Investment properties	11

Amounts recognised in the statement of profit or loss for the year
- Depreciation	–14	–13
- Impairments	–4	–8
- Reversal of impairments	17	24
	–1	3

Revaluations recognised in equity during the year	23	42
Disposals	–12	–145
Exchange rate differences	–20	–12
Closing balance	780	774

Gross carrying amount as at 31 December	1,320	1,324
Accumulated depreciation as at 31 December	–387	–376
Accumulated impairments as at 31 December	–153	–174
Net carrying value as at 31 December	780	774

Revaluation surplus
Opening balance	279	256
Revaluation in the year	1	23
Closing balance	280	279

The cost or the purchase price amounted to EUR 1,040 million (2017: EUR 1,044 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 500 million (2017: EUR 495 million) had property in own use been valued at cost instead of at fair value.

In 2017, disposals of EUR –145 million are mainly attributable to the sale of office buildings in Belgium.

Changes in equipment
	Data		Fixtures and fittings
	processing equipment		and other equipment		Total
	2018	2017	2018	2017	2018	2017
Opening balance	291	323	626	692	917	1,015
Additions	148	129	136	130	284	259
Disposals	–1	–1	–4	–12	–5	–13
Depreciation	–133	–133	–164	–174	–298	–307
Impairments	–4		–1	–2	–5	–2
Rev Impairments
Exchange rate differences	–8	–8	–5	–5	–13	–13
Changes in the composition of the group and other changes	–4	–19	1	–3	–2	–22
Closing balance	290	291	589	626	879	917

Gross carrying amount as at 31 December	1,346	1,275	2,305	2,249	3,651	3,524
Accumulated depreciation as at 31 December	–1,055	–983	–1,716	–1,623	–2,771	–2,606
Accumulated impairments as at 31 December	–1	–1	–0		–1	–1
Net carrying value as at 31 December	290	291	589	626	879	917

2018 ING Group Annual Report on Form 20-F	F - 51

Notes to the Consolidated financial statements

10 Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Opening balance	816	903	648	571	5	10	1,469	1,484
Additions	202		95	72			297	72
Capitalised expenses			286	192			286	192
Amortisation			–204	–173	–5	–6	–209	–179
Impairments			–12	–30			–12	–30
Reversal of impairments
Exchange rate differences	–99	–87	–5				–104	–87
Disposals				–9				–9
Changes in the composition of the group and other changes			59	25	52	1	111	26
Closing balance	918	816	868	648	53	5	1,839	1,469

Gross carrying amount as at 31 December	918	816	2,359	1,902	60	30	3,338	2,748
Accumulated amortisation as at 31 December			–1,487	–1,225	–5	–23	–1,492	–1,248
Accumulated impairments as at 31 December			–4	–29	–2	–2	–6	–31
Net carrying value as at 31 December	918	816	868	648	53	5	1,839	1,469

Goodwill
Goodwill is allocated to groups of cash generating units (CGUs) as follows:

Goodwill allocation to group of CGUs
	Method used for recoverable amount	Discount rate	Long term growth rate	Goodwill	Goodwill
Group of CGU’s				2018	2017
Retail Netherlands	Values in use	6.50%	1.01%	14
Retail Belgium	Values in use	7.20%	1.01%	50	50
Retail Germany	Values in use	6.50%	1.01%	349	349
Retail Growth Markets[1,2]	Fair value less cost of disposal			231	307
Wholesale Banking[1]	Values in use	7.72%	1.32%	274	110
				918	816

1   Goodwill related to Growth Countries is allocated across two groups of CGUs, EUR 230 million to Retail Growth Markets and EUR 67 million to Wholesale Banking (2017: EUR 307 million to Retail Growth Markets and EUR 90 million to Wholesale Banking).

2   The fair value less cost of disposal is based on Level 1 and Level 2 inputs.

Changes in the goodwill in 2018 mainly relate to the acquisition of 75% of the shares of Payvision Holding B.V. and 90% of the shares of Makelaarsland B.V. The acquisition of Payvision and Makelaarsland resulted in a recognition of goodwill of respectively EUR 188 million, allocated to Wholesale Banking, and EUR 14 million, allocated to Retail Netherland. Other changes in goodwill of the CGU’s Wholesale Banking and Retail Growth Markets relate to changes in currency exchange rates. Reference is made to Note 48 ‘Consolidated companies and businesses acquired and divested’ for further information on the acquisitions that took place in 2018 and the goodwill recognised.

No goodwill impairment was recognised in 2018 (2017: nil).

Methodology

Several methodologies are applied to arrive at the best estimate of the recoverable amount. In line with IFRS, the recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU). Fair value less costs of disposal is based on observable share prices (Level 1 inputs in the fair value hierarchy), observable Price-to-Book multiples of relevant peer banks (Level 2), or based on a discounted free cash flow model (Level 3). The VIU calculation is based on a Dividend Discount model using four year management approved plans. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream

2018 ING Group Annual Report on Form 20-F	F - 52

Notes to the Consolidated financial statements

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

The recoverable amount exceeds the carrying value of the CGUs for 2018 and 2017 and therefore no impairment is required.

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

Software and Other intangible assets

Software, includes internally developed software amounting to EUR 624 million (2017: EUR 477 million).

In 2018, Changes in the composition of the group and other changes mainly relates to the recognition of intangible assets following the acquisition of Payvision.  Reference is made to Note 48 ‘Consolidated companies and businesses acquired and divested’ for further information on the acquisitions that took place in 2018 and the assets and liabilities recognised.

11 Other assets

Other assets by type
	2018	2017
Net defined benefit assets	527	542
Investment properties	54	65
Property development and obtained from foreclosures	124	137
Accrued interest and rents[1]	51	4,528
Other accrued assets	732	753
Amounts to be settled	4,248	4,097
Other	2,696	2,965
	8,433	13,087

1 As per 1 January 2018 accrued interest is included in the corresponding balance sheet item of the host contract, reference is made to note 1 Accounting policies. The remaining balance consists primarily of prepaid rents.

Disclosures in respect of Net defined benefit assets are provided in Note 37 ‘Pension and other post-employment benefits’.

Amounts to be settled

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term in nature and are expected to settle shortly after the balance sheet date.

Other

Other assets - Other relates mainly to other receivables in the normal course of business and include, amongst others, accruals for mortgage and credit card repayments. For 2018, this also includes a receivable at the Dutch level (from NN Group) regarding tax due by ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group. As of 31 December 2018 the receivable due from NN Group including interest amounts to EUR 107 million.

12 Assets and liabilities held for sale

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. As at 31 December 2018 this relates to the intended sale of part of the ING Lease Italy business, for which the transaction was not closed yet.

The assets held for sale are composed of lease receivables that were previously classified as Loans and advances to customers.

Reference is made to Note 25 ‘Result on disposal of group companies’ and to Note 48 ‘Consolidated companies and businesses acquired and divested’.

2018 ING Group Annual Report on Form 20-F	F - 53

Notes to the Consolidated financial statements

13 Deposits from banks

Deposits from banks include non-subordinated debt from banks, except for amounts in the form of debt securities.

Deposits from banks by type
	Netherlands		International		Total
	2018	2017	2018	2017	2018	2017
Non-interest bearing	22	181	412	363	434	544
Interest bearing	17,211	17,230	19,686	19,047	36,896	36,277
	17,233	17,411	20,097	19,410	37,330	36,821

Deposits from banks includes ING’s participation in the targeted longer-term refinancing operations (TLTRO) with EUR 10.7 billion in 2016 and an additional EUR 7 billion in 2017. The TLTRO aims to stimulate lending to the real economy in the Eurozone. The interest rate on the TLTRO’s is fixed over the life of each operation at the benchmark rate of the European Central Bank.

Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

14 Customer deposits

Customer deposits
	2018	2017
Savings accounts	322,711	319,688
Credit balances on customer accounts	201,964	186,316
Corporate deposits	30,010	32,602
Other	1,044	1,222
	555,729	539,828

Customer deposits by type
	Netherlands		International		Total
	2018	2017	2018	2017	2018	2017
Non-interest bearing	16,841	15,910	25,342	21,688	42,182	37,598
Interest bearing	155,910	151,302	357,635	350,928	513,546	502,230
	172,751	167,212	382,977	372,616	555,729	539,828

Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of private individuals. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

15 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	2018	2017
Trading liabilities	31,215	73,596
Non-trading derivatives	2,299	2,331
Designated at fair value through profit or loss	59,179	11,215
	92,693	87,142

At January 1 2018, repurchase financial liabilities that are managed and whose performance is evaluated on a fair value basis, amounting to EUR 37,161 million, were classified as financial liabilities ‘Designated at fair value through profit or loss’, which were previously reported as ‘Trading liabilities’. The related reverse repurchase portfolios, amounting to EUR 54,825 million, are classified as financial assets ‘Mandatorily measured at fair value through profit or loss’.

2018 ING Group Annual Report on Form 20-F	F - 54

Notes to the Consolidated financial statements

Trading liabilities

Trading liabilities by type
	2018	2017
Equity securities	355	601
Debt securities	5,363	5,126
Funds on deposit	3,968	41,956
Derivatives	21,528	25,913
	31,215	73,596

As at 31 December 2018, Trading liabilities include funds on deposit of EUR 3,227 million (2017: EUR 41,436 million) with regard to repurchase transactions.

Reference is made to Note 44 ‘Transfer of financial assets’ for information on securities lending as well as sale and repurchase transactions.

Non-trading derivatives

Non-trading derivatives by type
	2018	2017
Derivatives used in:
- fair value hedges	1,035	317
- cash flow hedges	458	339
- hedges of net investments in foreign operations	17	71
Other non-trading derivatives	791	1,604
	2,299	2,331

Reference is made to Note 40 ‘Derivatives and hedge accounting’ for information on derivatives used for hedge accounting.

Other non-trading derivatives mainly includes interest rate swaps and foreign currency swaps for which no hedge accounting is applied.

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type
	2018	2017
Debt securities	8,216	8,985
Funds entrusted	50,650	1,691
Subordinated liabilities	313	539
	59,179	11,215

As at 31 December 2018, financial liabilities designated at fair value through profit or loss include funds entrusted of EUR 49,010 million with regard to repurchase transactions.

As at 31 December 2018, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR 18 million (2017: EUR 248 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves). In 2018, in accordance with IFRS 9, the changes in own credit risk are recognised in OCI net of tax.

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements is EUR 9,934 million (2017: EUR  10,742 million).

2018 ING Group Annual Report on Form 20-F	F - 55

Notes to the Consolidated financial statements

16 Provisions

Provisions by type
	2018	2017
Reorganisation provisions	613	1,097
Other provisions	399	616
	1,011	1,713

Reorganisation provisions

Changes in reorganisation provisions
	2018	2017
Opening balance	1,097	1,482
Additions	53	53
Interest
Unused amounts reversed	–49	–58
Utilised	–487	–369
Exchange rate differences		–1
Other changes	–2	–10
Closing balance	613	1,097

In 2017 and 2018, changes in the reorganisation provisions were mainly attributable to existing initiatives following the digital transformation programmes of ING Bank.

These initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain. The provision at the balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient to cover these costs.

Other provisions

Changes in other provisions
	Litigation		Other		Total
	2018	2017	2018	2017	2018	2017
Opening balance	365	353	251	193	616	546
Effect of changes in accounting policy			11		11
Additions	59	186	35	135	95	321
Interest			1		1
Unused amounts reversed	–76	–90	–37	–73	–113	–163
Utilised	–186	–82	–28	–23	–214	–105
Exchange rate differences	–4	–3	1	–8	–3	–11
Other changes	6	1	–0	27	6	28
Closing balance	165	365	234	251	399	616

In 2018, Other provisions – other includes provisions related to contingent liabilities amounting to EUR 122 million, of which EUR 42 million relates to credit replacement facilities and EUR 80 million relates to non-credit replacement facilities. As at 31 December 2018 amounts expected to be settled within twelve months, amount to EUR 194 million. The amounts included in Other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Included in Other provisions – Litigation in 2018 and 2017, is a provision related to floating interest rate derivatives that were sold in the Netherlands. Also included in this column in 2018 and 2017, is a provision recognised for reimbursement of expenses associated with the formalisation of mortgages at ING Spain.

Reference is made to Note 28 ‘Other operating expenses’ and Note 47 ‘Legal proceedings’.

2018 ING Group Annual Report on Form 20-F	F - 56

Notes to the Consolidated financial statements

17 Other liabilities

Other liabilities by type
	2018	2017
Net defined benefit liability	421	476
Other post-employment benefits	76	87
Other staff-related liabilities	473	504
Other taxation and social security contributions	403	479
Accrued interest and rents[1]	61	3,606
Costs payable	2,272	2,599
Share-based payment plan liabilities	9	23
Amounts to be settled	6,098	5,017
Other	3,697	3,273
	13,510	16,064

1 As per 1 January 2018 accrued interest is included in the corresponding balance sheet item of the host contract, reference is made to Note 1 Accounting policies.

Disclosures in respect of Net defined benefit liabilities are provided in Note 37 ‘Pension and other post-employment benefits’.

Other staff-related liabilities

Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions, and disability/illness provisions.

Amounts to be settled

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term in nature and are expected to settle shortly after the balance sheet date.

Other

Other liabilities – Other relates mainly to year-end accruals in the normal course of business. This represents mainly balances on margin accounts or amounts payable to customers.

2018 ING Group Annual Report on Form 20-F	F - 57

Notes to the Consolidated financial statements

18 Debt securities in issue

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

Debt securities in issue – maturities
	2018	2017
Fixed rate debt securities
Within 1 year	32,626	29,296
More than 1 year but less than 2 years	7,766	7,084
More than 2 years but less than 3 years	10,267	7,629
More than 3 years but less than 4 years	8,228	8,369
More than 4 years but less than 5 years	6,288	5,411
More than 5 years	20,321	9,159
Total fixed rate debt securities	85,496	66,948

Floating rate debt securities
Within 1 year	22,684	15,091
More than 1 year but less than 2 years	4,134	3,932
More than 2 years but less than 3 years	1,587	1,341
More than 3 years but less than 4 years	1,234	278
More than 4 years but less than 5 years	1,563	3,673
More than 5 years	3,053	4,823
Total floating rate debt securities	34,255	29,138

Total debt securities¹	119,751	96,086
¹Per 1 January 2018 the debt securities in issue includes accrued interest (EUR 0.7 billion), reference is made to Note 1 'Accounting policies'

In 2018, the increase in Debt securities in issue of EUR 22.9 billion is mainly attributable to an increase in commercial paper of EUR 12.9 billion, long term maturity bonds of EUR 9.7 billion, certificates of deposit of EUR 1.7 billion and covered bonds of EUR 0.9 billion, partially offset by a decrease in other Debt securities in issue of EUR 2.3 billion.

19 Subordinated loans

Subordinated loans by group companies
	2018	2017
ING Groep N.V.	10,355	8,253
ING Group companies	3,370	7,715
	13,724	15,968

Subordinated loans issued by ING Groep N.V. include loans issued to raise Tier 1 capital for ING Bank N.V. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.

2018 ING Group Annual Report on Form 20-F	F - 58

Notes to the Consolidated financial statements

Changes in subordinated loans
	2018	2017
Opening balance	15,968	17,223
Effect of changes in accounting policy	241
New issuances	1,859	2,331
Repayments	–4,646	–2,343
Exchange rate differences and other	302	–1,243
Closing balance	13,724	15,968

In March 2018, ING Groep N.V. issued EUR 750 million and USD 1,250 million securities that qualify as subordinated CRD IV Tier 2 notes with coupon of 2.00% until 22 March 2030 and 4.70% until 22 March 2028 respectively.

In May 2018 ING redeemed the EUR 1,000 million 6.125% and the GBP 800 million 6.875% Tier 2 Debt Securities. In November ING redeemed the EUR 1,057 million 3.50% and the USD 2,058 million 4.125% Tier 2 Debt Securities.

The average interest rate on subordinated loans is  4.44% (2017:  4.73%). The interest expense during the year 2018 was EUR 711 million (2017: EUR 784 million).

Equity
20 Equity

Total equity
	2018	2017	2016
Share capital and share premium
- Share capital	39	39	39
- Share premium	17,050	17,006	16,950
	17,088	17,045	16,989

Other reserves
- Revaluation reserve: Available-for-sale and other	n/a	3,447	3,830
- Revaluation reserve: Equity securities at FVOCI	1,914	n/a	n/a
- Revaluation reserve: Debt instruments at FVOCI	398	n/a	n/a
- Revaluation reserve: Cash flow hedge	604	263	777
- Revaluation reserve: Credit liability	8	n/a	n/a
- Revaluation reserve: Property in own use	204	203	204
Revaluation reserves	3,130	3,913	4,811

- Net defined benefit asset/liability remeasurement reserve	–394	–400	–371
- Currency translation reserve	–2,043	–1,663	–770
- Share of associates and joint ventures and other reserves	2,940	2,527	2,235
- Treasury shares	–11	–15	–8
	3,621	4,362	5,897

Retained earnings	28,339	27,022	24,371

Shareholders’ equity (parent)	49,049	48,429	47,257
Non-controlling interests	803	715	606
Total equity	49,851	49,144	47,863

2018 ING Group Annual Report on Form 20-F	F - 59

Notes to the Consolidated financial statements

Share capital and share premium
Share capital

Share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000			Amount
	2018	2017	2016	2018	2017	2016
Authorised share capital	14,729,000	14,729,000	14,729,000	147	147	147
Unissued share capital	10,837,272	10,843,210	10,850,516	108	108	108
Issued share capital	3,891,728	3,885,790	3,878,484	39	39	39

Changes in issued share capital
	Ordinary shares (par value EUR 0.01)
	Number x 1,000	Amount
Issued share capital as at 1 January 2016	3,870,183	928
Issue of shares	8,301	2
Transfer to share premium		–891
Issued share capital as at 31 December 2016	3,878,484	39
Issue of shares	7,306
Issued share capital as at 31 December 2017	3,885,790	39
Issue of shares	5,938
Issued share capital as at 31 December 2018	3,891,728	39

In 2018, ING Groep N.V. issued 5.9 million ordinary shares (2017: 7.3 million ordinary shares, 2016: 8.3 million: depositary receipts for ordinary shares, converted into ordinary shares per 26 July 2016). These issues were made in order to fund obligations arising from share-based employee incentive programmes.

During the Annual General Meeting of Shareholders in 2016, it was decided to reduce the par value per ordinary share from EUR 0.24 to EUR 0.01. As a result of this, EUR 891 million is attributed to the Share premium. For further information, reference is made to the section ‘Depository receipts for ordinary shares’, below.

In 2018, 2017 and 2016 respectively, ING Groep N.V. issued nil, nil and USD 1,000 million Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a result of this conversion, the issued share capital can increase by no more than 111 million ordinary shares. Reference is made to Note 19 ‘Subordinated loans’.

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. Ordinary shares are listed on various stock exchanges. The par value of ordinary shares is EUR 0.01 as of 26 July 2016, the date of amendment of the Articles of Association of ING Groep N.V. (2015: EUR 0.24). The authorised ordinary share capital of ING Groep N.V. currently consists of 14,729 million ordinary shares. As at 31 December 2018, 3,892 million ordinary shares were issued and fully paid.

Depositary receipts for ordinary shares

In 2016, ING Group proposed to the Annual General Meeting of Shareholders to amend the Articles of Association, which included the abolishment of the depositary receipt structure via Stichting Aandelen (ING Trust Office).

Following the adoption of the amendments to the Articles of Association, at the Annual General Meeting on 25 April 2016, the depositary receipt structure was abolished on 26 July 2016. As a result of the amendments to the Articles of Association, a holder of a depositary receipt became entitled to ordinary shares in ING in exchange for depositary receipts previously held.

The conversion of ING Groep N.V. depositary receipts for shares into ING Groep N.V. ordinary shares took place on 26 July 2016. On the same date, the related changes to the Articles of Association, including the reduction of the nominal value of the shares from EUR 0.24 to EUR 0.01, were implemented.

2018 ING Group Annual Report on Form 20-F	F - 60

Notes to the Consolidated financial statements

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

Ordinary shares held by ING Group (Treasury shares)

As at 31 December 2018, 1.1 million ordinary shares (2017: 0.9 million and 2016: 0.6 million) of ING Groep N.V. with a par value of EUR 0.01 are held by ING Groep N.V. or its subsidiaries. The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium

Share premium
	2018	2017	2016
Opening balance	17,006	16,950	16,054
Issue of shares	44	56	5
Transfer from issued share capital			891
Closing balance	17,050	17,006	16,950

The increase in share premium, is a result of the issuance of ordinary shares related to share-based employee incentive programmes.

In 2016, the share premium increased by EUR 896 million, mainly as a result of a transfer from issued share capital as described above.

2018 ING Group Annual Report on Form 20-F	F - 61

Notes to the Consolidated financial statements

Changes in revaluation reserve
	AFS and other	Equity securities at FVOCI	Debt instruments at FVOCI	Cash flow hedge	Credit liability	Property in own use
Opening balance at 1 January 2018	3,447	n/a	n/a	263	n/a	203
Effect of changes in accounting policy	(3,447)	2,432	629		(190)
Changes in credit liability reserve					199
Unrealised revaluations		(461)	(177)	342		3
Realised gains/losses transferred to the statement of profit or loss			(54)
Changes in composition of the group and other changes		(56)				(2)
Closing balance at 31 December 2018	n/a	1,914	398	604	8	204

Opening balance at 1 January 2017	3,830	n/a	n/a	777	n/a	204
Changes in credit liability reserve
Unrealised revaluations	(293)			(514)		25
Realised gains/losses transferred to the statement of profit or loss	(90)
Changes in composition of the group and other changes						(26)
Closing balance at 31 December 2017	3,447	n/a	n/a	263	n/a	203

Opening balance at 1 January 2016	3,896	n/a	n/a	666	n/a	326
Changes in credit liability reserve
Unrealised revaluations	80			111		5
Realised gains/losses transferred to the statement of profit or loss	(146)
Changes in composition of the group and other changes						(127)
Closing balance at 31 December 2016	3,830	n/a	n/a	777	n/a	204

Available-for-sale and other

In 2017, the Available-for-sale revaluation reserve decreased by EUR 383 million mainly due to the revaluation of shares in Bank of Beijing EUR –479 million, partly offset by revaluation of shares in Kotak Mahindra Bank EUR 302 million.

Following the purchase of VISA Europe by VISA Inc. in 2016, the available-for-sale equity securities were derecognised from the statement of financial position with a corresponding release of the Available-for-sale revaluation reserve recognised in Equity of EUR 154 million. Reference is made to Note 24 ‘Investment income’.

Equity securities at FVOCI

In 2018, the Equity securities at FVOCI revaluation reserve decreased by EUR 517 million, mainly due to the revaluation of shares in Bank of Beijing EUR -549 million, partly offset by revaluation of shares in Kotak Mahindra Bank EUR 71 million. The EUR -56 million is a transfer of revaluation reserve to retained earnings.

Property in own use

In 2018, 2017 and 2016 respectively the EUR -2 million, EUR -26 million and EUR -127 million is a transfer of revaluation reserve to retained earnings.

Net defined benefit asset/liability remeasurement reserve

Reference is made to Note 37 ‘Pension and other post-employment benefits’.

2018 ING Group Annual Report on Form 20-F	F - 62

Notes to the Consolidated financial statements

Currency translation reserve

Changes in currency translation reserve
	2018	2017	2016
Opening balance	–1,663	–770	–538
Unrealised revaluations	71	192	–76
Exchange rate differences	–451	–1,085	156
Closing balance	–2,043	–1,663	–770

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges.

The hedging strategy is to hedge the CET1 ratio. The net decrease in currency translation reserve of EUR 380 million is mainly caused by exchange rate differences in TRY and USD, which are not or only partly hedged.

Share of associates, joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves
	2018	2017	2016
Opening balance	2,527	2,235	1,733
Effect of changes in accounting policy	–28
Result for the year	160	153	124
Transfer to/from retained earnings	280	139	265
Changes in composition of the group and other changes			113
Closing balance	2,940	2,527	2,235

Treasury shares

Changes in treasury shares
	Amount			Number
	2018	2017	2016	2018	2017	2016
Opening balance	–15	–8	–18	944,257	600,634	1,464,025
Purchased/sold	4	–7	10	193,444	343,623	–863,391
Closing balance	–11	–15	–8	1,137,701	944,257	600,634

Retained earnings

Changes in retained earnings
	2018	2017	2016
Opening balance	27,022	24,371	22,231
Effect of changes in accounting policy	–390
Transfer to/from other reserves	–211	–139	–265
Result for the year	4,601	5,311	4,851
Dividend	–2,607	–2,564	–2,521
Employee stock options and share plans	19	21	75
Changes in composition of the group and other changes	–96	22
Closing balance	28,339	27,022	24,371

In 2018, a cash dividend of EUR 2,607 million (2017: EUR 2,564 million and 2016: EUR 2,521 million) was paid to the shareholders of ING Group.

For further information, reference is made to Note 31 ‘Dividend per ordinary share’.

2018 ING Group Annual Report on Form 20-F	F - 63

Notes to the Consolidated financial statements

Ordinary shares - Restrictions with respect to dividend and repayment of capital

The following equity components cannot be freely distributed: Revaluation reserves, Net defined benefit asset/liability remeasurement reserve, Currency translation reserve, Share of associates and joint ventures reserve, and the part of the Retained earnings that relate to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2018, an amount of EUR 1,638 million (2017: EUR 1,478 million; 2016: EUR 1,325  million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN is included.

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

Non distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves
	2018	2017	2016
ING Bank	7,603	7,603	7,310
Other	97	75	69
Non-distributable reserves	7,700	7,678	7,379

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

2018 ING Group Annual Report on Form 20-F	F - 64

Notes to the Consolidated financial statements

If, and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

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

2018 ING Group Annual Report on Form 20-F	F - 65

Notes to the Consolidated financial statements

Notes to the Consolidated statement of profit or loss
21 Net interest income

Net interest income
	2018	2017	2016
Interest income on loans	19,368	18,338	18,476
Interest income on financial assets at fair value through OCI	554	n/a	n/a
Interest income on financial assets at amortised cost	378	n/a	n/a
Interest income on non-trading derivatives (hedge accounting)	4,497	n/a	n/a
Negative interest on liabilities	453	500	175
Interest income using effective interest rate method	25,249	n/a	n/a

Interest income on financial assets at fair value through profit or loss	1,795	n/a	n/a
Interest income on investments	n/a	1,494	1,756
Interest income on trading derivatives	n/a	16,108	16,081
Interest income on other trading portfolio	n/a	1,028	728
Interest income on non-trading derivatives (no hedge accounting)	677	594	623
Interest income on non-trading derivatives (hedge accounting)	n/a	5,690	6,213
Interest income other	25	138	130
Other interest income	2,498	n/a	n/a
Interest income	27,747	43,890	44,182

Interest expense on deposits from banks	362	301	283
Interest expense on customer deposits	2,607	2,664	3,160
Interest expense on debt securities in issue	2,254	2,054	2,290
Interest expense on subordinated loans	711	784	816
Negative interest on assets	412	407	184
Interest expense on non-trading derivatives (hedge accounting)	4,826	5,946	6,720
Interest expense using effective interest rate method	11,171	n/a	n/a

Interest expense on financial liabilities at fair value through profit or loss	1,578	n/a	n/a
Interest expense on trading derivatives	n/a	16,117	16,263
Interest expense on other trading liabilities	n/a	744	210
Interest expense on non-trading derivatives (no hedge accounting)	1,005	895	652
Interest expense other	33	331	363
Other interest expense	2,615	n/a	n/a

Interest expense	13,787	30,243	30,941

Net interest income	13,960	13,647	13,241

Total Net interest income of EUR 13,960 million includes interest income and expense for instruments calculated using the effective interest rate method and other interest income and interest expense. IFRS 9 resulted in changes to IAS 1 for the presentation of Interest income for instruments calculated using the effective interest rate method, which ING reports as a separate line item in the consolidated statement of profit or loss as from current reporting period.

To further enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. The change in presentation is in line with the changed presentation of accrued interest in the balance sheet that is no longer separately presented, but included in the corresponding balance sheet item of the host contract.

The new interest presentation was applied prospectively together with the other presentation requirements of IFRS 9.

2018 ING Group Annual Report on Form 20-F	F - 66

Notes to the Consolidated financial statements

To explain the impact of this change in presentation the table below provides a reconciliation between the ‘Net interest income’ and ‘Valuation results and net trading income’ as reported in 2017 and the comparable amounts applying the 2018 accounting policies.

Impact of adoption of IFRS 9 on interest income and and expense presentation
	Reported as at 31 December 2017	Reclassification of interest related to trading assets/ liabilities	2017 on comparable basis to 2018	Reported as at 31 December 2018
Total interest income	43,890	–17,136	26,754	27,747
Total interest expense	–30,243	16,862	–13,381	–13,787
Net interest income	13,647	–274	13,373	13,960

Valuation results and net trading income	1,512	274	1,786	1,227

Refer to Note 23 ‘Valuation and result and net trading income’ for the interest income and expense from trading assets and liabilities recognised in 2018.

22 Net fee and commission income

Fee and commission income
	2018	2017	2016
Funds transfer	1,394	1,172	1,103
Securities business	618	532	497
Insurance broking	173	176	181
Asset management fees	170	116	91
Brokerage and advisory fees	584	548	477
Other	1,302	1,321	1,232
	4,240	3,865	3,581

Other, mainly consists of commission fees in respect of bank guarantees of EUR 207 million (2017: EUR 209 million; 2016: EUR 202 million), in respect of underwriting syndication loans of EUR 4 million (2017: EUR 52 million; 2016: EUR 44 million), in respect of structured finance fees of EUR 129 million (2017: EUR 136 million; 2016: EUR 110 million), and in respect of collective instruments distributed but not managed by ING of EUR 165 million (2017: EUR 165 million; 2016: EUR 145 million).

Fee and commission expenses
	2018	2017	2016
Funds transfer	597	437	403
Securities business	170	150	166
Insurance broking	2	4	8
Asset management fees	4	5	5
Brokerage and advisory fees	220	192	166
Other	448	367	400
	1,442	1,155	1,148

All of ING’s net fee and commission income are in scope of IFRS 15 ‘Revenue from Contracts with Customers’. Reference is made to Note 35 ‘Segments’ which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.

2018 ING Group Annual Report on Form 20-F	F - 67

Notes to the Consolidated financial statements

23 Valuation results and net trading income

Valuation results and net trading income
	2018	2017	2016
Securities trading results	–722	656	–369
Derivatives trading results	540	59	706
Change in fair value of derivatives relating to
– fair value hedges	185	–184	–170
– cash flow hedges (ineffective portion)	–19	44	–16
– other non-trading derivatives	868	–301	2,103
Change in fair value of assets and liabilities (hedged items)	–176	91	244
Valuation results on assets and liabilities designated at FVPL (excluding trading)	257	–56	–79
Foreign exchange transactions results	69	1,194	–898
Other	225	9	24
	1,227	1,512	1,545

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

The portion of trading gains and losses relating to trading securities still held as at 31 December 2018 amounts to EUR 396 million (2017: EUR -68 million; 2016: EUR -232 million).

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING Group’s trading books are managed based on internal limits and comprise a mix of products with results which could be offset. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’ and Note 15 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

In 2018, Derivatives trading results include EUR -20 million CVA/DVA adjustments on trading derivatives (2017: EUR 47 million; 2016: EUR 36 million).

‘Valuation results and net trading income’ include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. Reference is made to Note 40 ‘Derivatives and hedge accounting’ for information on derivatives used for hedge accounting.

The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. In addition, ‘Valuation results and net trading income’ include the results on assets and liabilities designated at fair value through profit or loss. Furthermore, as of 1 January 2018, fair value changes on financial assets mandatorily measured at fair value through profit or loss are included.

The Valuation results on assets and liabilities designated at fair value through profit or loss include fair value changes on certain issued debt securities. Valuation results on assets and liabilities designated at fair value through profit or loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 15 ‘Financial liabilities at fair value through profit or loss’. Market conditions include in particular credit spread developments.

In 2018, Valuation results on assets and liabilities designated at fair value through profit or loss (excluding trading) include fair value adjustments on own issued notes amounting to EUR 302 million (2017: EUR -107 million; 2016: EUR -70 million). DVA adjustment on

2018 ING Group Annual Report on Form 20-F	F - 68

Notes to the Consolidated financial statements

own issued notes is no longer included in Valuation results (2017: EUR -79 million; 2016: EUR -50 million). In 2018, in accordance with IFRS 9, the DVA adjustment on own issued notes is recognised in OCI.

In 2018, Valuation results and net trading income include results on non-trading derivatives related to warrants on the shares of Voya and NN Group amounting to EUR 90 million (2017: EUR -52 million; 2016: EUR 33 million). As at 31 December 2018 ING no longer holds any warrants on the shares of Voya and NN Group. Reference is made to Note 4 ‘Financial assets at fair value through profit or loss’.

Interest income from trading assets in 2018 amounted to EUR 13,924 million.

Interest expense from trading liabilities in 2018 amounted to EUR 13,976 million.

‘Valuation results and net trading income’ are reflected in the Consolidated statement of cash flows in the line Result before tax - Adjusted for: other.

24 Investment income

Investment income
	2018[1]	2017	2016
Dividend income	102	80	87

Realised gains/losses on disposal of debt instruments measured at FVOCI	77	n/a	n/a
Realised gains/losses on disposal of Available-for-sale debt securities	n/a	64	107
Impairments of Available-for-sale debt securities	n/a
Reversal of impairments of Available-for-sale debt securities	n/a	3
Realised gains/losses and impairments of debt instruments measured at FVOCI	77	67	107

Realised gains/losses on disposal of Available-for-sale equity securities	n/a	48	236
Impairments of Available-for-sale equity securities	n/a	–6	–13
Realised gains/losses and impairments of Available-for-sale equity securities	n/a	42	223

Income from and fair value gains/losses on investment properties	4	3	4
Investment income	183	192	421

1 The adoption of IFRS 9 led to new presentation requirements for 2018; prior period amounts have not been restated. Reference is made to Note 1 ‘Accounting policies’.

In 2018 and 2017, Dividend income mainly consists of dividend received from ING’s equity stake in Bank of Beijing.

In 2016, Dividend income mainly consists of dividend received from ING’s equity stake in Bank of Beijing and dividend received as a result of the merger between Equens SE and Worldline (EUR 16 million).

In 2016, Realised gains/losses on disposal of equity securities included EUR 163 million mainly comprising the gain on disposal of the shares held in VISA Europe Limited. For further information on the disposal of shares held in VISA Europe Limited, reference is made to Note 8 ‘Share of associates and joint ventures’, and Note 20 ‘Equity’.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income.

Impairments and reversals of impairment on investments per segment[1]
	Impairments			Reversal of impairments
	2018	2017	2016	2018	2017	2016
Retail Belgium
Wholesale Banking		–5	–8		3
Corporate Line Banking		–1	–5
	n/a	–6	–13	n/a	3

1 The adoption of IFRS 9 led to new presentation requirements for 2018; prior period amounts have not been restated. Reference is made to Note 1 ‘Accounting policies’.

2018 ING Group Annual Report on Form 20-F	F - 69

Notes to the Consolidated financial statements

25 Result on disposal of group companies

Result on disposal of group companies
	2018	2017	2016
Baring Private Equity Partners		1	1
ING Lease Italy	–123
	–123	1	1

In 2018 the Result on disposal of group companies includes the result (fair value less cost to sell) on the intended sale of part of the ING Lease Italy business amounting to EUR -123 million.

In 2017 and 2016 the Result on disposal of group companies included realised deferred profits on divestments in prior periods related to Baring Private Equity Partners.

In 2016 the result on divestments of NN Group and the divestment of Voya were not included above but were included in Net result from disposal of discontinued operations.

26 Other income

In 2018, Other income of EUR 136 million (2017: EUR 350 million; 2016: EUR 173 million) is mainly impacted by positive results on the sale of commodity goods and property and upfront income of independent agents. In 2017 an amount of EUR 121 million is included related to a tax charge at ING Australia Holdings Ltd, for which a full reimbursement is expected to be received from NN Group.

27 Staff expenses

Staff expenses
	2018	2017	2016
Salaries	3,287	3,273	3,224
Pension costs and other staff-related benefit costs	385	381	344
Social security costs	509	499	512
Share-based compensation arrangements	49	74	75
External employees	901	716	636
Education	87	76	70
Other staff costs	202	183	178
	5,420	5,202	5,039

Number of employees
	Netherlands			International			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Total average number of employees at full time equivalent basis	13,600	13,141	13,660	38,633	38,363	38,283	52,233	51,504	51,943

Share-based compensation arrangements include EUR 46 million (2017: EUR 69 million; 2016: EUR 69 million) relating to equity-settled share-based payment arrangements and EUR 3 million (2017: EUR 5 million; 2016: EUR 6 million) relating to cash-settled share-based payment arrangements.

Remuneration of senior management, Executive Board and Supervisory Board

Reference is made to Note 51 ‘Related parties’.

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

2018 ING Group Annual Report on Form 20-F	F - 70

Notes to the Consolidated financial statements

ING grants three types of share awards, deferred shares, performance shares and upfront shares, which form part of the variable remuneration offering via the Long term Sustainably Performance Plan (LSPP). The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional, with the exception of the upfront shares which are immediately vested upon grant. In addition to the employment condition, the performance shares require a performance condition that needs to be satisfied before a vest can occur. The number of ING shares that would ultimately be vested at the end of a performance period is dependent on ING’s performance over that period. Upfront and deferred shares awarded to the Management Board members of ING Group as well as identified staff, have a retention obligation that must be adhered to upon vesting, a minimum retention of 12 months applies. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

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

The share awards granted in 2018 relate to the performance year 2017. In 2018, 31,743 share awards (2017: 54,768; 2016: 61,532) were granted to the members of the Executive Board of ING Groep N.V.,  80,036 share awards (2017: 104,449; 2016:  170,749) were granted to the Management Board Banking. To senior management and other employees  3,989,214 share awards (2017:  4,846,903; 2016:  6,590,039) were granted.

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

Changes in option rights outstanding
	Options outstanding			Weighted average exercise price
	(in numbers)			(in euros)
	2018	2017	2016	2018	2017	2016
Opening balance	15,141,980	25,574,912	37,311,131	12.36	15.53	17.54
Exercised	–827,755	–2,216,764	–1,583,072	5.91	5.89	5.40
Forfeited	–89,816	–168,007	–244,959	8.09	14.26	16.89
Expired	–9,100,556	–8,048,161	–9,908,188	16.75	24.18	24.67
Closing balance	5,123,853	15,141,980	25,574,912	5.69	12.36	15.53

As per 31 December 2018, total options outstanding consists of  3,754,976 options (2017: 10,156,219; 2016: 16,861,694) relating to equity-settled share-based payment arrangements and  1,368,877 options (2017: 4,985,761; 2016: 8,713,218) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2018 is EUR 13.65 (2017: EUR 13.81; 2016: 10.43). All option rights are vested.

2018 ING Group Annual Report on Form 20-F	F - 71

Notes to the Consolidated financial statements

Summary of stock options outstanding and exercisable
	Options outstanding and exercisable as at 31 December			Weighted average remaining contractual life			Weighted average exercise price
Range of exercise price in euros	2018	2017	2016	2018	2017	2016	2018	2017	2016
0.00 – 5.00	1,930,068	2,294,423	3,086,449	0.21	1.21	2.21	2.88	2.88	2.88
5.00 – 10.00	3,193,785	3,754,542	5,248,657	1.21	2.21	3.21	7.38	7.38	7.37
10.00 – 15.00		110,086	137,706		0.71	1.71		14.35	14.35
15.00 – 20.00		8,982,929	9,460,529		0.21	1.21		16.84	16.83
20.00 – 25.00			7,259,027			0.23			24.62
25.00 – 30.00			346,544			0.38			25.42
	5,123,853	15,141,980	25,574,912

All options outstanding are exercisable. As at 31 December 2018, the aggregate intrinsic value of options outstanding and exercisable is EUR 19 million (2017: EUR 59 million; 2016: EUR 64 million).

Cash received from stock option exercises for the year ended 31 December 2018 is EUR 4 million (2017: EUR 10 million; 2016: EUR 7 million).

Changes in share awards
	Share awards			Weighted average grant date fair value
	(in numbers)			(in euros)
	2018	2017	2016	2018	2017	2016
Opening balance	7,222,279	8,382,963	8,737,014	11.46	10.44	10.04
Granted	4,100,993	5,006,120	6,822,320	12.50	13.20	10.20
Performance effect	341,623	379,934	543,891	11.65	10.47	8.68
Vested	–5,565,093	–6,328,318	–7,569,972	12.05	11.40	9.65
Forfeited	–244,803	–218,420	–150,290	11.52	10.83	10.58
Closing balance	5,854,999	7,222,279	8,382,963	11.62	11.46	10.44

As at 31 December 2018 the share awards consists of  5,211,339 share awards (2017: 6,416,705; 2016: 7,294,633) relating to equity-settled share-based payment arrangements and  643,660 share awards (2017: 805,574; 2016: 1,088,330) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards. As of 2016, ING Group no longer has share awards containing a market based performance condition. Previously, the fair values of share awards containing a market based performance condition have been determined using a Monte Carlo simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current dividend yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.

As at 31 December 2018, total unrecognised compensation costs related to share awards amount to EUR 29 million (2017: EUR 37 million; 2016: EUR 41 million). These costs are expected to be recognised over a weighted average period of 1.4 years (2017: 1.4 years; 2016: 1.4 years).

2018 ING Group Annual Report on Form 20-F	F - 72

Notes to the Consolidated financial statements

28 Other operating expenses

Other operating expenses
	2018	2017	2016
IT related expenses	779	737	740
Office expenses	564	587	580
Advertising and public relations	402	455	404
Travel and accommodation expenses	179	178	169
External advisory fees	358	353	320
Audit and non-audit services	26	22	19
Postal charges	54	50	48
Depreciation of property and equipment	312	319	330
Amortisation of intangible assets	209	179	187
Impairments and reversals on property and equipment and intangibles	19	18	107
Regulatory costs	947	901	845
Addition/(unused amounts reversed) of provision for reorganisations and relocations	4	–5	1,189
Addition/(unused amounts reversed) of other provisions	–13	167	213
Contributions and subscriptions	91	91	82
Other	1,332	575	342
	5,262	4,627	5,575

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 268 million (2017: EUR 307 million; 2016: EUR 310 million) in which ING Group is the lessee. No individual operating lease has terms and conditions that significantly affect the amount, timing and certainty of the consolidated cash flows of the Group.

Audit and non-audit services

Total audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
	2018	2017	2016
Audit fees	19	18	15
Audit related fees	1	1	1
Tax fees
Total [1]	20	19	16

1   The Group’s auditors did not provide any non-audit services.

Fees as disclosed in the table above relate to the network of the Group’s auditors and are the amounts related to the respective years, i.e. on an accrual basis. The increase in audit fees 2018 primarily relates to audit activities for the implementation of IFRS 9 and IFRS 16.

Regulatory costs

Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund (SRF) and local bank taxes. As of 1 January 2016, the new ex-ante DGS in the Netherlands and the SRF came into effect resulting in an increase of Regulatory costs. Included in Regulatory costs for 2018, are contributions to DGS of EUR 364 million (2017: EUR 341 million; 2016: EUR 316 million) mainly related to the Netherlands, Germany, Belgium, Poland, and Spain and contributions to the SRF of EUR 208 million (2017: EUR 179 million; 2016: EUR 176 million) related to the SRF. In 2018 local bank taxes decreased by EUR 6 million from EUR 381 million in 2017 to EUR 375 million (2016: EUR 351 million) due to a prior year adjustment (credit) on the UK bank tax of EUR 10 million.

Addition/(unused amounts reversed) of provision for reorganisations and relocations

For Addition/(unused amounts reversed) on provision for reorganisations and relocations, reference is made to the disclosure on the reorganisation provision in Note 16 ‘Provisions’.

Addition/(unused amounts reversed) of other provisions

2018 ING Group Annual Report on Form 20-F	F - 73

Notes to the Consolidated financial statements

Included in Addition/(unused amounts reversed) of other provisions in 2018, is a release for the provision recognised in relation of a discontinued business in ING Luxembourg. Reference is made to Note 16 ‘Provisions’ and Note 47 ‘Legal proceedings’.

Tangible and Intangible impairments and reversals

Impairments and reversals of property and equipment and intangibles
	Impairment losses			Reversals of impairments			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Property and equipment	9	10	65	–17	–24	–5	–8	–14	60
Property development	15	2	3				15	2	3
Software and other intangible assets	12	30	44				12	30	44
(Reversals of) other impairments	35	42	112	–17	–24	–5	19	18	107

In 2018, impairment losses on property development mainly relate to impairments in Spain and Italy due to lower expected Net Realizable Values.

In 2018 and 2017, impairment losses on software and intangible assets mainly include software that was impaired to its Value in Use, related to the acceleration of the Think Forward Strategy.

In both 2017 and 2018, reversals of impairments on property and equipment relate to impairments previously recognised in the statement of profit or loss and mainly include impairments on property in own use that were reversed following the sale process of office buildings.

Other

Other operating expenses - Other includes, amongst other, the settlement with the Dutch Authorities of EUR 775 million. On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Under the terms of the agreement ING has agreed to pay a fine of EUR 675 million and EUR 100 million for disgorgement. Reference is made to Note 47 ‘Legal proceedings’.

29 Discontinued operations

In 2016, ING Group sold its remaining 25.75%-share in NN Group in two transactions resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line Net result from disposal of discontinued operations. Also included in this line, are deferred losses related to former insurance activities.

2018 ING Group Annual Report on Form 20-F	F - 74

Notes to the Consolidated financial statements

30 Earnings per ordinary share

Earnings per ordinary share
				Weighted average number of ordinary shares outstanding
	Amount			during the period			Per ordinary share
	(in EUR million)			(in millions)			(in EUR)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Basic earnings	4,761	5,464	4,975	3,888.9	3,882.8	3,875.0	1.22	1.41	1.28
Basic earnings from discontinued operations			441						0.11
Basic earnings from continuing operations	4,761	5,464	4,534				1.22	1.41	1.17

Effect of dilutive instruments:
Stock option and share plans				1.5	2.8	3.5
				1.5	2.8	3.5

Diluted earnings	4,761	5,464	4,975	3,890.4	3,885.6	3,878.5	1.22	1.41	1.28
Diluted earnings from discontinued operations			441						0.11
Diluted earnings from continuing operations	4,761	5,464	4,534				1.22	1.41	1.17

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

31 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share	Total
	(in EUR)	(in EUR million)
Dividends on ordinary shares:
In respect of 2016
- Interim dividend, paid in cash in August 2016	0.24	931
- Final dividend, paid in cash in May 2017	0.42	1,629
Total dividend in respect of 2016	0.66	2,560
In respect of 2017
- Interim dividend, paid in cash in August 2017	0.24	933
- Final dividend, paid in cash in May 2018	0.43	1,670
Total dividend in respect of 2017	0.67	2,603
In respect of 2018
- Interim dividend, paid in cash in August 2018	0.24	934
- Final dividend declared	0.44	1,712
Total dividend in respect of 2018	0.68	2,646

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

2018 ING Group Annual Report on Form 20-F	F - 75

Notes to the Consolidated financial statements

32 Net cash flow from operating activities

The table below shows a detailed overview of the net cash flow from operating activities.

Cash flows from operating activities
in EUR million		2018	2017	2016
Cash flows from operating activities
Result before tax		6,986	8,085	6,753
Adjusted for:	- Depreciation and amortisation	520	520	536
	- Addition to loan loss provisions	656	676	974
	- Other	–1,763	703	1,084
Taxation paid		–1,602	–1,691	–1,603
Changes in:	– Loans and advances to banks, not available on demand	–777	–3,126	–1,162
	– Deposits from banks, not payable on demand	566	6,320	–342
	Net change in loans and advances to/ from banks, not available/ payable on demand	–211	3,194	–1,504
	– Trading assets	16,928	–1,612	16,956
	– Trading liabilities	–7,018	–9,575	–5,634
	Net change in Trading assets and Trading liabilities	9,910	–11,187	11,322
	Loans and advances to customers	–31,356	–21,390	–29,656
	Customer deposits	19,709	18,291	23,493
	– Non–trading derivatives	–215	–2,239	1,812
	– Assets designated at fair value through profit or loss	–725	441	–3,401
	– Assets mandatorily at fair value through profit or loss	–6,968	n/a	n/a
	– Other assets	684	–430	–915
	– Other financial liabilities at fair value through profit or loss	10,522	–565	–432
	– Provisions and other liabilities	769	339	90
	Other	4,067	–2,454	–2,846
Net cash flow from/(used in) operating activities		6,915	–5,253	8,553

33 Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities
	2017		Cash Flows			Non cash changes				2018
		Effect of change in accounting policy	Additions	Redemptions / Disposals	Acquisitions	Amor-tisation	Other	Changes in FV	Foreign exchange movement
Debt securities in issue	96,086	740	152,543	–131,170		85		–53	1,521	119,751
Subordinated Loans	15,968	241	1,859	–4,646		13		–73	362	13,724
Total Liabilities from financing activities	112,054	981	154,402	–135,816		98		–126	1,883	133,475
	2016									2017
Debt securities in issue	103,234		95,458	–96,837		132	–40	–915	–4,946	96,086
Subordinated Loans	17,223		2,331	–2,343		46		–94	–1,195	15,968
Total Liabilities from financing activities	120,457		97,789	–99,180		178	–40	–1,009	–6,141	112,054

2018 ING Group Annual Report on Form 20-F	F - 76

Notes to the Consolidated financial statements

34 Cash and cash equivalents

Cash and cash equivalents
	2018	2017	2016
Treasury bills and other eligible bills	159	391	512
Deposits from banks/Loans and advances to banks	–2,617	–3,403	–2,492
Cash and balances with central banks	49,987	21,989	18,144
Cash and cash equivalents at end of year	47,529	18,977	16,164

Treasury bills and other eligible bills included in cash and cash equivalents
	2018	2017	2016
Treasury bills and other eligible bills included in trading assets	17	5	126
Treasury bills and other eligible bills included in AFS investments	n/a	386	386
Treasury bills and other eligible bills included in FVOCI		n/a	n/a
Treasury bills and other eligible bills included in securities at AC	142	n/a	n/a
	159	391	512

Deposits from banks/Loans and advances to banks
	2018	2017	2016
Included in cash and cash equivalents:
– Deposits from banks	–8,520	–8,563	–9,809
– Loans and advances to banks	5,903	5,160	7,317
	–2,617	–3,403	–2,492
Not included in cash and cash equivalents:
– Deposits from banks	–28,811	–28,258	–22,155
– Loans and advances to banks	24,519	23,651	21,541
	–4,292	–4,607	–614
Total as included in the statement of financial position:
– Deposits from banks	–37,330	–36,821	–31,964
– Loans and advances to banks	30,422	28,811	28,858
	–6,909	–8,010	–3,106

Cash and cash equivalents includes deposits from banks and loans and advances to banks that are on demand.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central banks. Reference is made to Note 43 ‘Assets not freely disposable’ for restrictions on Cash and balances with central banks.

ING Group’s risk management (including liquidity) is explained in Note 53 ‘Risk management – Funding and liquidity risk’.

Segment reporting

35 Segments

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

The following table specifies the segments by line of business and main sources of income of each of the segments:

2018 ING Group Annual Report on Form 20-F	F - 77

Notes to the Consolidated financial statements

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands

Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

(Market Leaders)
Retail Belgium	Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
(Market Leaders)
Retail Germany	Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts, mortgages and other customer lending.
(Challengers and Growth Markets)
Retail Other	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.
(Challengers and Growth Markets)
Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

The geographical segments for the Banking results are presented on page F - 85.

Specification of geographical segments
Geographical segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany	Including Austria
Other Challengers	Australia, France, Italy, Spain, Portugal, Czech Republic and UK Legacy run-off portfolio
Growth Markets	Poland, Romania, Turkey and Asian bank stakes
Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe
Other	Corporate Line Banking and the run-off portfolio of Real Estate

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

ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. The Corporate Line Banking includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

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

2018 ING Group Annual Report on Form 20-F	F - 78

Notes to the Consolidated financial statements

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

b. ING Group

Reconciliation between IFRS and Underlying income, expenses and net result
2018	Income	Expenses	Taxation	Non-Controlling interests	Net result¹
Net result IFRS attributable to equity holder of the parent					4,761
Net result IFRS from discontinued operations
Net result IFRS from continuing operations	18,324	11,338	2,116	108	4,761

Remove impact of:
Special items [2]		–775			775
Insurance Other [3]	–89		1		–90
Adjustment of the EU 'IAS 39 carve out' [4]	–148		–90		–58
Underlying [5]	18,088	10,563	2,028	108	5,389

1 Net result, after tax and non-controlling interests.
2 Special items in 2018 comprised a settlement agreement with the Dutch authorities on regulatory issues as announced on 4 September 2018.

3 Insurance Other comprises the net result relating to warrants on the shares of Voya Financial and NN Group. In March 2018 ING sold its remaining part of warrants on the shares of Voya Financial. In November 2018 the warrant agreement between NN Group and ING was terminated.

4 ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.

5 Underlying figures are derived from figures according to IFRS by excluding the impact of adjustment of the EU 'IAS 39 carve-out', special items, Insurance Other and discontinued operations.

2018 ING Group Annual Report on Form 20-F	F - 79

Notes to the Consolidated financial statements

ING Group Total
2018	ING Bank N.V.	Other Banking [1]	Total Banking	Legacy Insurance	Total

Underlying income
– Net interest income	13,949	–34	13,916		13,916
– Net fee and commission income	2,803	–0	2,803		2,803
– Total investment and other income	1,350	19	1,369		1,369
Total underlying income	18,102	–15	18,088		18,088

Underlying expenditure
– Operating expenses	9,920	–13	9,907		9,907
– Additions to loan loss provision	656	0	656		656
Total underlying expenses	10,576	–13	10,563		10,563

Underlying result before taxation	7,526	–2	7,524		7,524
Taxation	2,036	–8	2,028		2,028
Non-controlling interests	108		108		108
Underlying net result	5,382	6	5,389		5,389
Divestments
Special items	–775		–775		–775
Insurance Other				90	90
Adjustment of the EU 'IAS 39 carve out'	58		58		58
Net result IFRS attributable to equity holder of the parent	4,665	6	4,672	90	4,761

1 Comprises for the most part the funding charges of ING Groep N.V. (Holding).

Reconciliation between IFRS and Underlying income, expenses and net result
2017	Income	Expenses	Taxation	Non-Controlling interests	Net result¹
Net result IFRS attributable to equity holder of the parent					5,464
Net result from discontinued operations
Net result IFRS from continuing operations	18,590	10,505	2,539	82	5,464

Remove impact of:
Special items [2]	–121		–121
Insurance Other [3]	53		1		52
Adjustment of the EU 'IAS 39 carve out' [4]	–817		–258		–559
Underlying [5]	17,704	10,505	2,160	82	4,957

1 Net result, after tax and non-controlling interests.
2 Special items in 2017, comprise a tax charge at ING Australia Holdings Ltd related to the years 2007-2013, for which a full reimbursement is expected to be received from NN Group.
3 Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial and NN Group N.V.

4   ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this impacts is the measure at which management monitors the business.

5 Underlying figures are derived from figures according to IFRS by excluding the impact from special items, Insurance Other, and discontinued operations.

2018 ING Group Annual Report on Form 20-F	F - 80

Notes to the Consolidated financial statements

ING Group Total
2017	ING Bank N.V.	Other Banking [1]	Total Banking	Legacy Insurance	Total

Underlying income
– Net interest income	13,782	–68	13,714		13,714
– Net fee and commission income	2,714	–0	2,714		2,714
– Total investment and other income	1,259	17	1,277		1,277
Total underlying income	17,755	–51	17,704		17,704

Underlying expenditure
– Operating expenses	9,795	34	9,829		9,829
– Additions to loan loss provision	676	0	676		676
Total underlying expenses	10,472	34	10,505		10,505

Underlying result before taxation	7,283	–84	7,199		7,199
Taxation	2,182	–22	2,160		2,160
Non-controlling interests	82		82		82
Underlying net result	5,019	–62	4,957		4,957
Divestments
Special items
Insurance Other				–52	–52
Adjustment of the EU 'IAS 39 carve out'	559		559		559
Net result IFRS (continuing operations)	5,578	–62	5,516	–52	5,464
Net result IFRS attributable to equity holder of the parent	5,578	–62	5,516	–52	5,464

1 Comprises for the most part the funding charges of ING Groep N.V. (Holding).

Reconciliation between IFRS and Underlying income, expenses and net result
2016	Income	Expenses	Taxation	Non-Controlling interests	Net result¹
Net result IFRS attributable to equity holder of the parent					4,975
Net result from discontinued operations					441
Net result IFRS from continuing operations	17,902	11,588	1,705	75	4,534

Remove impact of:
Special items [2]		–1,157	358		799
Insurance Other [3]	–33				–33
Adjustment of the EU 'IAS 39 carve out' [4]	–411		–87		–324
Underlying [5]	17,458	10,430	1,977	75	4,976

1 Net result, after tax and non-controlling interests.
2 Special items in 2016 primarily comprise restructuring charges and impairments related to the digital transformation programmes as announced in October 2016.
3 Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial and NN Group N.V.

4   ING prepares the Form 20-F in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.

5 Underlying figures are derived from figures according to IFRS by excluding the impact from special items, Insurance Other, and discontinued operations.

2018 ING Group Annual Report on Form 20-F	F - 81

Notes to the Consolidated financial statements

ING Group Total
2016	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total

Underlying income
– Net interest income	13,317	–76	13,241		13,241
– Net fee and commission income	2,434		2,433		2,433
– Total investment and other income	1,763	21	1,785		1,785
Total underlying income	17,514	–56	17,458		17,458

Underlying expenditure
– Operating expenses	9,445	11	9,456		9,456
– Additions to loan loss provision	974		974		974
Total underlying expenses	10,419	11	10,430		10,430

Underlying result before taxation	7,095	–67	7,028		7,028
Taxation	1,993	–17	1,977		1,977
Non-controlling interests	75		75		75
Underlying net result	5,026	–50	4,976		4,976
Divestments
Special items	–799		–799		–799
Insurance Other				33	33
Adjustment of the EU 'IAS 39 carve out'	324		324		324
Net result IFRS (continuing operations)	4,551	–50	4,501	33	4,534
Total net result from discontinued operations NN Group				441	441
Net result IFRS attributable to equity holder of the parent	4,551	–50	4,501	474	4,975

1 Comprised for the most part the funding charges of ING Groep N.V. (Holding).

2018 ING Group Annual Report on Form 20-F	F - 82

Notes to the Consolidated financial statements

c. Banking activities

Segments Banking by line of business
2018	Retail Nether-lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking

Underlying income
– Net interest income	3,488	1,830	1,671	2,690	3,947	290	13,916
– Net fee and commission income	654	371	225	395	1,161	–4	2,803
– Total investment and other income	335	169	76	230	673	–113	1,369
Total underlying income	4,476	2,369	1,972	3,315	5,781	173	18,088

Underlying expenditure
– Operating expenses	2,165	1,610	1,027	2,033	2,826	247	9,907
– Additions to loan loss provision	–31	164	–27	350	200	–1	656
Total underlying expenses	2,134	1,774	1,000	2,383	3,026	246	10,563

Underlying result before taxation	2,342	595	972	932	2,755	–72	7,524
Taxation	578	199	324	200	681	47	2,028
Non-controlling interests		6	3	80	19		108
Underlying net result	1,764	390	646	652	2,055	–119	5,389
Special items						–775	–775
Adjustment of the EU 'IAS 39 carve out'					58		58
Net result Banking	1,764	390	646	652	2,113	–894	4,672
Net result Insurance Other							90
Net result from continuing operations							4,761
Net result from discontinued operations
Net result IFRS-IASB							4,761

2018 ING Group Annual Report on Form 20-F	F - 83

Notes to the Consolidated financial statements

Segments Banking by line of business
2017	Retail Nether-lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking

Underlying income
– Net interest income	3,610	1,842	1,704	2,437	3,895	226	13,714
– Net fee and commission income	601	408	215	384	1,108	–3	2,714
– Total investment and other income	257	224	–28	207	919	–301	1,277
Total underlying income	4,468	2,473	1,891	3,028	5,922	–78	17,704

Underlying expenditure
– Operating expenses	2,212	1,584	1,032	1,919	2,792	290	9,829
– Additions to loan loss provision	13	104	–10	284	284	1	676
Total underlying expenses	2,224	1,688	1,022	2,203	3,076	291	10,505

Underlying result before taxation	2,243	785	869	825	2,846	–369	7,199
Taxation	566	296	241	188	881	–13	2,160
Non-controlling interests		–2	2	67	15		82
Underlying net result	1,678	491	625	569	1,950	–356	4,957
Special items
Adjustment of the EU 'IAS 39 carve out'					559		559
Net result Banking	1,678	491	625	569	2,509	–356	5,516
Net result Insurance Other							–52
Net result from continuing operations							5,464
Net result from discontinued operations
Net result IFRS-IASB							5,464

Segments Banking by line of business
2016	Retail Nether-lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking

Underlying income
– Net interest income	3,653	1,936	1,689	2,107	3,750	106	13,241
– Net fee and commission income	546	385	183	320	1,003	–3	2,433
– Total investment and other income	237	253	51	432	855	–44	1,785
Total underlying income	4,436	2,573	1,923	2,859	5,608	59	17,458

Underlying expenditure
– Operating expenses	2,560	1,438	886	1,723	2,572	278	9,456
– Additions to loan loss provision	171	175	–18	278	368		974
Total underlying expenses	2,731	1,613	868	2,001	2,940	278	10,430

Underlying result before taxation	1,705	961	1,055	858	2,668	–219	7,028
Taxation	422	306	315	178	753	2	1,977
Non-controlling interests		1	2	60	11		75
Underlying net result	1,282	653	738	620	1,903	–221	4,976
Special items	–192	–418		–12	–149	–27	–799
Adjustment of the EU 'IAS 39 carve out'					324		324
Net result Banking	1,090	235	738	608	2,078	–248	4,501
Net result Insurance Other							33
Net result from continuing operations							4,534
Net result from discontinued operations							441
Net result IFRS-IASB							4,975

2018 ING Group Annual Report on Form 20-F	F - 84

Notes to the Consolidated financial statements

Geographical segments Banking
2018	Nether-lands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,374	2,129	2,200	1,732	1,639	1,556	285	13,916
– Net fee and commission income	980	519	273	254	297	483	–4	2,803
– Total investment and other income	509	379	99	–92	333	245	–104	1,369
Total underlying income	5,863	3,028	2,572	1,895	2,269	2,283	177	18,088

Underlying expenditure
– Operating expenses	2,929	1,927	1,171	1,217	1,175	1,226	263	9,907
– Additions to loan loss provision	–65	153	6	163	274	126	–1	656
Total underlying expenses	2,863	2,080	1,176	1,380	1,449	1,353	262	10,563

Underlying result before taxation	3,000	948	1,396	515	820	931	–85	7,524
Taxation	741	291	459	178	143	174	43	2,028
Non-controlling interests	1	6	3		98			108
Underlying net result	2,258	651	935	337	580	757	–128	5,389
Special items							–775	–775
Insurance Other							90	90
Adjustment of the EU 'IAS 39 carve out'	106	22	–72	2				58
Net result IFRS	2,364	673	863	339	580	757	–813	4,761

Geographical segments Banking
2017	Nether-lands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,537	2,099	2,172	1,527	1,515	1,636	227	13,714
– Net fee and commission income	871	519	269	232	316	509	–3	2,714
– Total investment and other income	445	480	–17	22	296	245	–193	1,277
Total underlying income	5,853	3,098	2,424	1,781	2,127	2,390	31	17,704

Underlying expenditure
– Operating expenses	2,930	2,063	1,154	1,142	1,126	1,113	301	9,829
– Additions to loan loss provision	3	160	–15	201	241	85	1	676
Total underlying expenses	2,933	2,223	1,140	1,344	1,367	1,198	301	10,505

Underlying result before taxation	2,920	876	1,285	437	760	1,192	–270	7,199
Taxation	708	369	407	145	151	379	–1	2,160
Non-controlling interests		–2	2		82			82
Underlying net result	2,212	508	875	292	527	813	–269	4,957
Special items
Insurance Other							–52	–52
Adjustment of the EU 'IAS 39 carve out'	465	38	113	–58				558
Net result IFRS	2,677	546	988	234	527	813	–321	5,464

2018 ING Group Annual Report on Form 20-F	F - 85

Notes to the Consolidated financial statements

Geographical segments Banking
2016	Nether-lands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	4,699	2,183	2,025	1,373	1,274	1,579	107	13,241
– Net fee and commission income	779	482	241	171	309	452	–2	2,433
– Total investment and other income	367	559	75	133	460	202	–12	1,785
Total underlying income	5,845	3,225	2,340	1,677	2,043	2,233	94	17,458

Underlying expenditure
– Operating expenses	3,301	1,796	987	951	1,103	1,029	290	9,456
– Additions to loan loss provision	310	215	–13	120	240	103		974
Total underlying expenses	3,610	2,010	973	1,071	1,343	1,132	290	10,430

Underlying result before taxation	2,235	1,215	1,367	607	700	1,101	–197	7,028
Taxation	555	353	426	173	125	335	10	1,977
Non-controlling interests		1	2		71			75
Underlying net result	1,680	860	939	433	504	766	–207	4,976
Special items	–268	–491		–13			–27	–799
Insurance Other
Adjustment of the EU 'IAS 39 carve out'	450	–64	–65	3				324
Net result IFRS	1,862	305	874	423	504	766	–234	4,501

IFRS statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

36 Information on geographical areas

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

The tables below provide additional information, for the years 2018, 2017 and 2016 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country/tax jurisdiction.

2018 ING Group Annual Report on Form 20-F	F - 86

Notes to the Consolidated financial statements

Additional information by country
2018
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalent basis	Total Income	Total assets	Result before tax	Taxation
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	13,600	6,130	259,387	1,973	738
Belgium	Belgium	ING België N.V.	Wholesale / Retail	8,248	2,838	120,287	898	285
	Luxemburg	ING Luxembourg S.A.	Wholesale / Retail	791	315	13,310	199	50
Rest of Europe	Poland	ING Bank Slaski S.A	Wholesale / Retail	8,829	1,229	33,040	525	128
	Germany	ING DiBa A.G.	Wholesale / Retail	4,625	2,315	144,861	1,203	397
	Romania	Branch of ING Bank N.V.	Wholesale / Retail	2,269	403	7,112	183	25
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,201	600	23,757	195	71
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	911	231	16,991	–101	–24
	UK	Branch of ING Bank N.V.	Wholesale	672	505	64,016	180	44
	France [1]	Branch of ING Bank N.V.	Wholesale / Retail	620	323	12,063	111	45
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	277	82	1,449	25	3
	Czech Republic	Branch of ING Bank N.V.	Wholesale / Retail	306	106	6,278	39	10
	Hungary	Branch of ING Bank N.V.	Wholesale	141	40	1,227	5	3
	Slovakia	Branch of ING Bank N.V.	Wholesale	571	14	487	–0	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale	109	36	368	22	3
	Austria	Branch of ING DiBa A.G.	Wholesale / Retail	235	85	753	18	6
	Bulgaria	Branch of ING Bank N.V.	Wholesale	69	9	360	–0	–
	Ireland	Branch of ING Bank N.V.	Wholesale	47	68	2,868	65	8
	Portugal	Branch of ING Bank N.V.	Wholesale	11	18	905	13	4
	Switzerland	Branch of ING België N.V.	Wholesale	244	257	8,266	169	35
North America	Canada	Payvision Canada Services Ltd.	Wholesale	1	3	2	0	0
	USA	ING Financial Holdings Corp.	Wholesale	617	736	61,440	343	61
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale	88	35	1,974	16	9
	Colombia	ING Capital Colombia S.A.S.	Wholesale	3	1	2	–	–
	Mexico	ING Consulting, S.A. de C.V.	Wholesale	8	1	2	–2	–
Asia	China	Branch of ING Bank N.V.	Wholesale	86	37	2,107	3	7
	Japan	Branch of ING Bank N.V.	Wholesale	32	36	2,300	19	5
	Singapore	Branch of ING Bank N.V.	Wholesale	546	340	32,222	176	21
	Macau	Payvision Macau Ltd.	Wholesale
	Hong Kong	Branch of ING Bank N.V.	Wholesale	122	110	6,975	52	8
	Philippines	Branch of ING Bank N.V.	Wholesale	878	17	395	0	3
	South Korea	Branch of ING Bank N.V.	Wholesale	80	55	4,299	14	3
	Taiwan	Branch of ING Bank N.V.	Wholesale	33	23	2,839	7	0
	Indonesia	PT ING Securities Indonesia	Wholesale	3	0	6	–0	–
	Malaysia	Branch of ING Bank N.V.	Wholesale	5	1	139	0	0
	India	Branch of ING Bank N.V.	Wholesale	–	–	1	–	–0
	Turkey	ING Bank A.S.	Wholesale / Retail	4,709	678	11,521	245	50
	United Arabic Emirates	Branch of ING Bank N.V.	Wholesale	11	–0	0	–1	–
Australia	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	1,234	647	39,673	389	118
Other	Mauritius	ING Mauritius Ltd.	Investment Management		1	920	1
Total				52,233	18,324	884,603	6,986	2,116

2018 ING Group Annual Report on Form 20-F	F - 87

Notes to the Consolidated financial statements

1   Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.5 million.

The relatively high tax charge in the Netherlands is caused by non-deductible expenses based upon the settlement agreement reached with the Dutch authorities on regulatory issues.

2018 ING Group Annual Report on Form 20-F	F - 88

Notes to the Consolidated financial statements

Additional information by country
2017
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalent basis	Total Income	Total assets	Result before tax	Taxation
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	13,141	6,396	239,342	2,940	812
Belgium	Belgium	ING België N.V.	Wholesale / Retail	8,893	3,041	119,068	1,093	455
	Luxemburg	ING Luxembourg S.A.	Wholesale / Retail	777	298	14,748	68	27
Rest of Europe	Poland	ING Bank Slaski S.A	Wholesale / Retail	8,664	1,119	29,976	444	112
	Germany	ING DiBa A.G.	Wholesale / Retail	4,587	2,477	138,185	1,405	448
	Romania	Branch of ING Bank N.V.	Wholesale / Retail	1,968	314	5,940	135	23
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,135	509	23,858	97	25
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	838	336	16,728	–4	7
	UK	Branch of ING Bank N.V.	Wholesale	603	550	78,573	324	76
	France [1]	Branch of ING Bank N.V.	Wholesale / Retail	591	310	10,678	93	32
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	270	136	1,607	78	20
	Czech Republic	Branch of ING Bank N.V.	Wholesale / Retail	245	–5	5,640	–55	–11
	Hungary	Branch of ING Bank N.V.	Wholesale	146	32	1,003	–	2
	Slovakia	Branch of ING Bank N.V.	Wholesale	497	14	677	2	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale	106	30	321	9	2
	Austria	Branch of ING DiBa A.G.	Wholesale / Retail	225	80	682	25	–1
	Bulgaria	Branch of ING Bank N.V.	Wholesale	70	9	268	–2	–
	Ireland	Branch of ING Bank N.V.	Wholesale	43	57	2,337	47	6
	Portugal	Branch of ING Bank N.V.	Wholesale	11	14	667	9	3
	Switzerland	Branch of ING België N.V.	Wholesale	204	224	9,737	145	38
North America	Canada	Payvision Canada Services Ltd.	Wholesale	–	–	2	–	–
	USA	ING Financial Holdings Corp.	Wholesale	564	724	42,873	371	134
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale	78	47	1,184	16	4
	Colombia	ING Capital Colombia S.A.S.	Wholesale	2	1	2	–	–
	Mexico	ING Consulting, S.A. de C.V.	Wholesale	8	1	2	–2	–
Asia	China	Branch of ING Bank N.V.	Wholesale	81	35	2,298	7	–2
	Japan	Branch of ING Bank N.V.	Wholesale	35	33	2,238	17	11
	Singapore	Branch of ING Bank N.V.	Wholesale	512	297	25,803	133	9
	Hong Kong	Branch of ING Bank N.V.	Wholesale	108	94	7,850	55	7
	Philippines	Branch of ING Bank N.V.	Wholesale	604	18	322	6	2
	South Korea	Branch of ING Bank N.V.	Wholesale	82	55	4,602	21	6
	Taiwan	Branch of ING Bank N.V.	Wholesale	33	23	3,910	11	–
	Indonesia	PT ING Securities Indonesia	Wholesale	5	1	6	–	–
	Malaysia	Branch of ING Bank N.V.	Wholesale	5	–	29	–1	–
	India	Branch of ING Bank N.V.	Wholesale	–	1	2	1	–
	Turkey	ING Bank A.S.	Wholesale / Retail	5,221	741	13,798	267	54
	United Arabic Emirates	Branch of ING Bank N.V.	Wholesale	10	–	–	–2	–
Australia	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	1,143	577	37,982	330	235
Other	Mauritius	ING Mauritius Ltd.	Investment Management		1	939
Total				51,504	18,590	843,878	8,085	2,539

1   Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.5 million

2018 ING Group Annual Report on Form 20-F	F - 89

Notes to the Consolidated financial statements

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

Austria, China, Singapore and Taiwan all have lower tax charges due to prior year adjustments.

2018 ING Group Annual Report on Form 20-F	F - 90

Notes to the Consolidated financial statements

Additional information by country
2016
Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full time equivalentbasis	Total Income	Total assets	Result before tax	Taxation
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	13,660	6,367	292,255	1,941	493
Belgium	Belgium	ING België N.V.	Wholesale / Retail	9,348	3,057	131,431	457	109
	Luxemburg	ING Luxembourg S.A.	Wholesale / Retail	793	274	10,783	138	32
Rest of Europe	Poland	ING Bank Slaski S.A	Wholesale / Retail	8,735	992	26,581	379	90
	Germany	ING DiBa A.G.	Wholesale / Retail	4,341	2,117	134,902	1,187	377
	Romania	Branch of ING Bank N.V.	Wholesale / Retail	1,806	288	5,456	123	21
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,116	498	23,309	197	51
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	833	376	15,920	100	33
	UK	Branch of ING Bank N.V.	Wholesale	599	504	29,830	290	154
	France [1]	Branch of ING Bank N.V.	Wholesale / Retail	613	280	8,614	56	18
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	276	118	2,008	69	7
	Czech Republic	Branch of ING Bank N.V.	Wholesale / Retail	220	77	3,653	40	8
	Hungary	Branch of ING Bank N.V.	Wholesale	152	37	1,358	–1	3
	Slovakia	Branch of ING Bank N.V.	Wholesale	400	14	715	3	1
	Ukraine	PJSC ING Bank Ukraine	Wholesale	111	59	622	47	7
	Austria	Branch of ING DiBa A.G.	Wholesale / Retail	196	86	360	37	–4
	Bulgaria	Branch of ING Bank N.V.	Wholesale	76	9	274	–	–
	Ireland	Branch of ING Bank N.V.	Wholesale	42	53	1,910	54	7
	Portugal	Branch of ING Bank N.V.	Wholesale	11	14	642	10	3
	Switzerland	Branch of ING België N.V.	Wholesale	192	187	9,150	122	33
North America	Canada	Payvision Canada Services Ltd.	Wholesale	–	–	1	–	–
	USA	ING Financial Holdings Corp.	Wholesale	519	732	42,571	377	110
Latin America	Brazil	Branch of ING Bank N.V.	Wholesale	70	43	2,097	13	–
	Colombia	ING Capital Colombia S.A.S.	Wholesale	2	–	1	–	–
	Mexico	ING Consulting, S.A. de C.V.	Wholesale	7	1	2	–1	–
Asia	China	Branch of ING Bank N.V.	Wholesale	72	36	2,049	7	–2
	Japan	Branch of ING Bank N.V.	Wholesale	33	36	3,702	22	9
	Singapore	Branch of ING Bank N.V.	Wholesale	502	194	25,780	22	5
	Hong Kong	Branch of ING Bank N.V.	Wholesale	106	80	5,964	40	7
	Philippines	Branch of ING Bank N.V.	Wholesale	423	17	402	4	–2
	South Korea	Branch of ING Bank N.V.	Wholesale	87	46	4,107	14	–1
	Taiwan	Branch of ING Bank N.V.	Wholesale	32	15	2,484	3	1
	Indonesia	PT ING Securities Indonesia	Wholesale	5	1	7	–	–
	Malaysia	Branch of ING Bank N.V.	Wholesale	5	–	3	–	–
	India	Branch of ING Bank N.V.	Wholesale	–	–	2	–	–
	Turkey	ING Bank A.S.	Wholesale / Retail	5,497	757	15,864	225	45
	United Arabic Emirates	Branch of ING Bank N.V.	Wholesale	10	–	1	–2	–
Australia	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	1,053	505	36,691	309	90
Other	Mauritius	ING Mauritius Ltd.	Investment Management		32	715	32
Total				51,943	17,902	842,216	6,314	1,705

2018 ING Group Annual Report on Form 20-F	F - 91

Notes to the Consolidated financial statements

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

Additional notes to the Consolidated financial statements

37 Pension and other post-employment benefits

Most group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of remuneration. For the defined contribution scheme in the Netherlands, the premium paid is also dependant on the interest rate developments and the methodology of the Dutch Central Bank for determining the ultimate forward rate. These plans do not give rise to provisions in the statement of financial position, other than relating to short-term timing differences included in other assets/liabilities.

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

Statement of financial position - Net defined benefit asset/liability

Plan assets and defined benefit obligation per country
	Plan assets		Defined benefit obligation		Funded Status
	2018	2017	2018	2017	2018	2017
The Netherlands	394	408	540	568	–146	–160
United States	222	176	224	233	–3	–57
United Kingdom	1,703	1,864	1,179	1,326	524	538
Belgium	547	597	636	672	–88	–75
Other countries	154	161	334	341	–181	–180
Funded status (Net defined benefit asset/liability)	3,019	3,206	2,913	3,140	106	66

Presented as:
-Other assets					527	542
-Other liabilities					–421	–476
					106	66

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2018. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

2018 ING Group Annual Report on Form 20-F	F - 92

Notes to the Consolidated financial statements

Changes in fair value of plan assets
	2018	2017
Opening balance	3,206	3,337
Interest income	66	70
Remeasurements: Return on plan assets excluding amounts included in interest income	–143	52
Employer's contribution	66	24
Participants contributions	3	2
Benefits paid	–176	–186
Exchange rate differences	–3	–93
Closing balance	3,019	3,206

Actual return on the plan assets	–77	122

As at 31 December 2018 the various defined benefit plans did not hold any direct investments in ING Groep N.V. (2017: nil). During 2018 and 2017 there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus receives no compensation for fund management, however for some funds ING does provide administration services for which ING receives fees. The pension fund has not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No plan assets are expected to be returned to ING Group during 2019.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits
	Defined benefit obligation		Other post-employment benefits
	2018	2017	2018	2017
Opening balance	3,140	3,249	87	87
Current service cost	39	34	–4	–3
Interest cost	61	66	2	3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	2	–7		9
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	–153	71	–11
Participants’ contributions	3	2	1
Benefits paid	–179	–189	–1	–1
Effect of curtailment or settlement		–3
Exchange rate differences	2	–83	2	–8
Changes in the composition of the group and other changes	–1
Closing balance	2,913	3,140	76	87

2018 ING Group Annual Report on Form 20-F	F - 93

Notes to the Consolidated financial statements

Amounts recognised directly in Other comprehensive income (equity) were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve
	2018	2017
Opening balance	–400	–371

Remeasurement of plan assets	–143	52
Actuarial gains and losses arising from changes in demographic assumptions	–2	7
Actuarial gains and losses arising from changes in financial assumptions	153	–71
Taxation	–3	–17
Total Other comprehensive income movement for the year	6	–29

Closing balance	–394	–400

In 2018, EUR -143 million Remeasurement of plan assets and EUR 153 million Actuarial gains and losses arising from changes in financial assumptions are mainly due to an increase in discount rates.

The accumulated amount of remeasurements recognised directly in Other comprehensive income (equity) is EUR -453 million (EUR -394 million after tax) as at 31 December 2018 (2017: EUR -476 million, EUR -400 million after tax).

Amounts recognised in the statement of profit or loss related to pension and other staff related benefits are as follows:

Pension and other staff-related benefit costs
	Net defined			Other
	benefit asset/liability			post-employment benefits			Other			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Current service cost	39	34	32	–4	–3	–25	22	–2	11	57	29	18
Past service cost			2									2
Net Interest cost	–4	–4	–8	2	3	3		1	2	–2		–3
Effect of curtailment or settlement		–3	–2				–1			–1	–3	–2
Other
Defined benefit plans	35	27	24	–1	-	–22	21	–1	13	54	26	15

Defined contribution plans										331	355	329
										385	381	344

Determination of the net defined benefit asset/liability

The net defined benefit asset/liability is reviewed and adjusted annually. The assumptions used in the determination of the net defined benefit asset/liability and the Other post-employment benefits include discount rates, mortality rates, expected rates of salary increases (excluding promotion increases), and indexation. The rates used for salary developments, interest discount factors, and other adjustments reflect country-specific conditions.

The key assumption in the determination of the net defined benefit asset/liability is the discount rate. The discount rate is the weighted average of the discount rates that are applied in different regions where ING Group has defined benefit pension plans (weighted by the defined benefit obligation). The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2018 was 2.3% (2.0 % in 2017) based on the pension plan in the Netherlands, Germany, Belgium, The United States of America, and the United Kingdom. The average discount rate applied for Other post-employment benefits was 3.9% (3.2 % in 2017).

2018 ING Group Annual Report on Form 20-F	F - 94

Notes to the Consolidated financial statements

Sensitivity analysis of key assumptions

ING performs sensitivity analysis on the most significant assumptions: discount rates, mortality, expected rate of salary increase, and indexation. The sensitivity analysis has been carried out under the assumption that the changes occurred at the end of the reporting period.

The sensitivity analysis calculates the financial impact on the defined benefit obligation of an increase or decrease of the weighted averages of each significant actuarial assumption, all other assumptions held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated. Changes to mortality, expected rate of salary increase, and indexation would have no material impact on the defined benefit obligation. The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1% creates a financial impact of EUR -415 million and EUR 534 million, respectively.

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

For 2019 the expected contributions to pension plans are EUR 36 million.

The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2019-2023 are estimated to be between EUR 94 million and EUR 125 million per annum. From 2024 to 2028 the total payments made by the plan are expected to be EUR 661 million.

38 Taxation

Statement of financial position – Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
2018	Net liability (-) Net asset (+) 2017	Effect of changes in accounting policies	Change through equity	Change through net result	Exchange rate differences	Changes in the composi- tion of the group and other changes	Net liability (-) Net asset (+) 2018
Financial assets at FVOCI¹	–555	142	76	273	4	–2	–64
Investment properties	–5			–1			–6
Financial assets and liabilities at FVPL	419	16		–338	17	1	116
Depreciation	–24			1	–0		–23
Cash flow hedges	–72		–76		7	1	–140
Pension and post-employment benefits	76		–12	–8	2		59
Other provisions	198	4		–187	–7	1	10
Receivables	614	–0		–59	1		556
Loans and advances to customers	279	121	39	–61	–1	2	379
Unused tax losses carried forward	–8			61	–2	–0	51
Other	–178	45	–53	55	1	–31	–160
	744	328	–25	–265	23	–27	778

Presented in the statement of financial position as:
– Deferred tax liabilities	–362						–180
– Deferred tax assets	1,106						958
	744						778

¹ Financial assets at FVOCI revert to the Investments Available for Sale under IAS 39
² Effect of changes in accounting policies revert to IFRS 9 impementation

The deferred tax balance recorded under ‘Other provisions’ declined in 2018 by EUR 187 million change through net result of which EUR 90 million relates to the decline of the Belgian reorganisation provision.

Changes in the composition of the Group and other changes include the deferred tax liability (EUR -30 million) regarding the acquisition of Payvision.

2018 ING Group Annual Report on Form 20-F	F - 95

Notes to the Consolidated financial statements

Changes in deferred tax
2017	Net liability (-) Net asset (+) 2016	Change through equity	Change through net result	Exchange rate differences	Changes in the composi- tion of the group and other changes	Net liability (-) Net asset (+) 2017
Investments	–799	123	116	5		–555
Investment properties	–5					–5
Financial assets and liabilities at fair value through profit or loss	697		–290	12		419
Depreciation	–33		–5	4		–24
Cash flow hedges	–238	167		–1		–72
Pension and post-employment benefits	112	–25	–6	–5		76
Other provisions	255		–48	–6	–3	198
Receivables	570		49	–5		614
Loans and advances to customers	491	–2	–210			279
Unused tax losses carried forward	57		–60	–5		–8
Other	–90	–10	–80	2		–178
	1,017	253	–524	1	–3	744

Presented in the statement of financial position as:
– deferred tax liabilities	–624					–362
– deferred tax assets	1,641					1,106
	1,017					744

Deferred tax in connection with unused tax losses carried forward
	2018	2017
Total unused tax losses carried forward	1,773	1,732
Unused tax losses carried forward not recognised as a deferred tax asset	1,010	1,074
Unused tax losses carried forward recognised as a deferred tax asset	763	658

Average tax rate	20.40%	19.50%
Deferred tax asset	156	128

Total unused tax losses carried forward analysed by expiry terms
	No deferred tax asset recognised		Deferred tax asset recognised
	2018	2017	2018	2017
Within 1 year	1	2
More than 1 year but less than 5 years	2	350	2	38
More than 5 years but less than 10 years	83	31	1
More than 10 years but less than 20 years		18
Unlimited	923	673	759	620
	1,010	1,074	763	658

The above mentioned deferred tax of EUR 156 million (2017: EUR 128 million) and the related unused tax losses carried forward exclude the deferred tax liability recorded in the Netherlands with respect to the recapture of previously deducted UK tax losses in the Netherlands for the amount of EUR –105 million (2017: EUR –136 million).

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

2018 ING Group Annual Report on Form 20-F	F - 96

Notes to the Consolidated financial statements

Breakdown of certain net deferred tax asset positions by jurisdiction
	2018	2017
Italy	189	107
	189	107

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

Statement of profit or loss – Taxation

Taxation by type
	Netherlands			International			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Current taxation	587	488	150	1,264	1,527	1,375	1,851	2,015	1,525
Deferred taxation	151	324	343	114	200	–163	265	524	180
	738	812	493	1,379	1,727	1,212	2,116	2,539	1,705

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate
	2018	2017	2016[1]
Result before tax from continuing operations	6,986	8,085	6,314
Weighted average statutory tax rate	26%	28%	27%
Weighted average statutory tax amount	1,803	2,226	1,708

Participation exemption	–77	–45	–72
Other income not subject to tax	–70	–74	–111
Expenses not deductible for tax purposes	346	156	132
Impact on deferred tax from change in tax rates	50	55	–1
Deferred tax benefit from previously unrecognised amounts		–4	–18
Current tax from previously unrecognised amounts	28	66	–22
Write-off/reversal of deferred tax assets	4	2	33
State and local taxes	25	47	33
Adjustment to prior periods	7	110	23
Effective tax amount	2,116	2,539	1,705

Effective tax rate	30%	31%	27%

The weighted average statutory tax rate in 2018 is lower compared to 2017. This is mainly due to lower statutory income tax rates in the USA and Belgium.

The effective tax rate of 30.3% in 2018 is significantly higher than the weighted average statutory tax rate. This is mainly caused by a high amount of expenses non-deductible for tax purposes (tax amount: EUR 346 million).

This relatively high amount of non-deductible expenses  is caused by the settlement agreement reached with the Dutch authorities on regulatory issues (tax amount: EUR 194 million).

The weighted average statutory tax rate in 2017 does not significantly differ compared to 2016.

The effective tax rate in 2017 was 31.4%.

The effective tax rate in 2017 was significantly higher than the weighted average statutory tax rate. This was caused by the following items:

-          A relatively high amount of prior period tax adjustments which ING, for the most part is expected to be reimbursed by NN Group (reimbursement is included in the result before tax), recorded under ‘Adjustment to prior periods’;

2018 ING Group Annual Report on Form 20-F	F - 97

Notes to the Consolidated financial statements

-          Impact on deferred tax positions following changes in the income tax rate in the USA and Belgium, recorded under ‘Impact on deferred tax from change in tax rates’; and

-          The recapture of previously deducted UK tax losses in the Netherlands due to increased profitability in the United Kingdom, recorded under ‘Current tax from previously unrecognised amounts’.

The effective tax rate in 2016 is almost equal to the weighted average statutory tax rate. This is mainly caused by the fact that the non-taxable income and the recognition of tax benefits from previously unrecognised amounts are almost fully offset by non-deductible expenses, and the write-off of deferred tax assets and the adjustments to prior periods.

Equity – Other comprehensive income

Income tax related to components of other comprehensive income
	2018	2017	2016
Unrealised revaluations financial assets at fair value through other comprehensive income and other revaluations	57	103	17
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	23	20	57
Changes in cash flow hedge reserve	–76	167	–51
Remeasurement of the net defined benefit asset/liability	–12	–25	–20
Changes in composition of the group and other changes	–18	–12	–1
Total income tax related to components of other comprehensive income	–25	253	2

Tax Contingency

The contingent liability in connection with taxation in the Netherlands refers to a possible obligation arising from the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed only by the occurrence of future profits in the United Kingdom.

39 Fair value of assets and liabilities

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

2018 ING Group Annual Report on Form 20-F	F - 98

Notes to the Consolidated financial statements

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	2018[3]	2017	2018	2017
Financial assets
Cash and balances with central banks	49,987	21,989	49,987	21,989
Loans and advances to banks	30,549	28,911	30,422	28,811
Financial assets at fair value through profit or loss
– Trading assets	50,152	116,748	50,152	116,748
– Non-trading derivatives	2,664	2,231	2,664	2,231
– Assets mandatorily as at fair value through profit or loss	64,783	n/a	64,783	n/a
– Assets designated as at fair value through profit or loss	2,887	4,242	2,887	4,242
Investments
- Available-for-sale	n/a	69,730	n/a	69,730
- Held to maturity	n/a	9,378	n/a	9,343
Financial assets at fair value through other comprehensive income
– Equity securities	3,228	n/a	3,228	n/a
– Debt securities	25,616	n/a	25,616	n/a
– Loans and advances	2,379	n/a	2,379	n/a
Securities at amortised cost	47,815	n/a	47,276	n/a
Loans and advances to customers[4]	602,841	587,476	589,653	571,909
Other assets[1]	7,397	11,744	7,397	11,744
Subtotal	890,299	852,449	876,444	836,747

Financial liabilities
Deposits from banks	37,631	36,868	37,330	36,821
Customer deposits	556,127	540,547	555,729	539,828
Financial liabilities at fair value through profit or loss
– Trading liabilities	31,215	73,596	31,215	73,596
– Non-trading derivatives	2,299	2,331	2,299	2,331
– Designated as at fair value through profit or loss	59,179	11,215	59,179	11,215
Other liabilities[2]	12,117	14,488	12,117	14,488
Debt securities in issue	119,893	96,736	119,751	96,086
Subordinated loans	13,519	16,457	13,724	15,968
	831,980	792,238	831,345	790,333

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

3   The 2018 presentation was prospectively changed together with other IFRS9 changes and includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.

4   In 2018, the fair value of the loans and advances to customers as at 31 December 2017 is adjusted by the amount of the accrued interest (EUR 1,522 million). In 2017 the fair value of the accrued interest was reported, separate from loans and advances to customers, under other assets.

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

2018 ING Group Annual Report on Form 20-F	F - 99

Notes to the Consolidated financial statements

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

Valuation processes are governed by various governance bodies, which include Local Parameter Committees (LPC), Global Price Testing and Impairment Committee (GP&IC), Market Data Committee (MDC), Trading Pricing Model Committee (TPMC). All relevant committees meet on a quarterly basis or more frequent as required. Key valuation controls including product approval process (PARP), IPV, valuation adjustments, and model use is monitored.

The Global Price Testing and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other loan loss provisions) and valuation- (price-testing) processes It oversees the quality and coherence of valuation methodologies and processes.. The TMPC is responsible for validating the appropriate models. Local Parameter Committees monitor the appropriateness of (quoted) pricing, any other relevant market info, as well as that of pricing models themselves related to the fair valued positions to which they are applied. LPC executes valuation methodology and processes at a local level. The Market Data Committee approves and reviews all pricing inputs for the calculation of market parameters.

Valuation Adjustments

Valuation adjustments are an integral part of the fair value. They are included as part of the fair value to provide better estimation of market exit value on measurement date. ING considers various valuation adjustments to arrive at the fair value including Bid-Offer adjustments, Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA), Model Risk Adjustments, Collateral Valuation Adjustment (CollVA), Funding Valuation Adjustment (FVA) and Exceptional Valuation Adjustments. The combination of Credit Valuation adjustment and Debt Valuation adjustment for derivatives is called Bilateral Valuation Adjustment (BVA).

·        Bid-Offer adjustments are required to adjust mid-market values to appropriate bid or offer value in order to best represent the exit value, and therefore fair value. It is applicable to financial assets and liabilities that are valued at mid-price initially. In practice this adjustment accounts for the difference in valuation from mid to bid and mid to offer for long and short exposures respectively. In principle assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where market quoted price is not available, the price within the bid-offer spread that is most representative of fair value is used.

·        Bilateral Valuation Adjustment (BVA) is the valuation component for the counterparty credit risk of the derivative contracts. It has bilateral nature, where both counterparty’s credit risk and ING’s own credit risks is taken into account. The calculation is based on the estimation of the expected exposure, the counterparties’ risk of default, and taking into account the collateral agreements as well as netting agreements. The counterparties’ risk of default is measured by probability of default and expected loss given default, which is based on market information including credit default swap (CDS) spread. Where counterparty CDS spreads are not available, relevant proxy spreads are used. Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty deteriorates) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty improves) are included in the adjustment.

·        ING applies Debt Valuation Adjustment (DVA) to own issued financial liabilities that are measured at fair value through profit or loss, if the credit risk component has not been included in the prices. In the DVA calculation, the default probability of the institution are estimated based on the ING Funding spread.

·        Model risk adjustments reduce the risk of possible financial losses resulting from the use of a mis-specified, misapplied, or incorrect implementation of a model.

·        Collateral Valuation Adjustment (CollVA) is a derivative valuation adjustment capturing specific features of CSA (Credit Support Annex) with a counterparty that the regular valuation framework does not capture. Non-standard CSA features may include deviations in relation to the currency in which ING posts or receives collateral, deviations in remuneration rate on collateral which may pay lower or higher rate than overnight rate or even no interest at all. Other deviations can be posting securities rather than cash as collateral.

2018 ING Group Annual Report on Form 20-F	F - 100

Notes to the Consolidated financial statements

·        ING applies an additional ‘Funding Valuation Adjustment’ (FVA) to address the funding costs associated with the collateral funding asymmetry on uncollateralized or partially collateralized derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC derivatives and market-based funding spreads.

·        Exceptional Valuation Adjustments - Exceptional valuation adjustments are valuation adjustments of temporary nature and are subject to approval of GP&IC.

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

Financial assets at fair value through profit or loss, Financial assets at fair value through other comprehensive income and Securities at amortised cost

Derivatives

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

2018 ING Group Annual Report on Form 20-F	F - 101

Notes to the Consolidated financial statements

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

2018 ING Group Annual Report on Form 20-F	F - 102

Notes to the Consolidated financial statements

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

2018 ING Group Annual Report on Form 20-F	F - 103

Notes to the Consolidated financial statements

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Financial Assets
Financial assets at fair value through profit or loss
- Trading assets	13,041	20,114	36,617	95,530	494	1,104	50,152	116,748
- Non-trading derivatives			2,636	2,146	27	85	2,664	2,231
- Assets mandatorily at fair value through profit or loss	141	n/a	63,601	n/a	1,042	n/a	64,783	n/a
- Assets designated as at fair value through profit or loss	147	319	1,665	3,558	1,075	365	2,887	4,242
Available-for-sale investments	n/a	65,310	n/a	3,940	n/a	480	n/a	69,730
Financial assets at fair value through other comprehensive income	27,218	n/a	1,256	n/a	2,749	n/a	31,223	n/a
	40,547	85,743	105,775	105,174	5,387	2,034	151,709	192,951

Financial liabilities
Financial liabilities at fair value through profit or loss
– Trading liabilities	5,706	5,770	25,387	66,753	122	1,073	31,215	73,596
– Non-trading derivatives			2,219	2,263	80	68	2,299	2,331
– Financial liabilities designated as at fair value through profit or loss	1,166	1,285	57,305	9,829	708	101	59,179	11,215
	6,872	7,055	84,911	78,845	910	1,242	92,693	87,142

Financial assets carried at fair value decreased compared to 31 December 2017 mainly as a result of the reclassification of EUR 34,980 million available-for-sale debt securities to amortised cost due to the transition to IFRS 9.

In 2018, the increase in Level 2 financial assets and liabilities is mainly due to increased (reverse) repurchase balances.

There were no significant transfers between Level 1 and Level 2.

In 2018, there were no changes in the valuation techniques.

2018 ING Group Annual Report on Form 20-F	F - 104

Notes to the Consolidated financial statements

Changes in Level 3 Financial assets
					Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI	AFS investments
	Trading assets		Non-trading derivatives								Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Opening balance	1,104	1,223	85	256		n/a	365	456	480	521	2,034	2,456
Effect of changes in accounting policy					1,653		–1		3,446		5,097
Realised gain/loss recognised in the statement of profit or loss during the period [1]	–54	–232	109	–45	10		–20	4	1		45	–273
Revaluation recognised in other omprehensive income during the period[2,3]									–131	–5	–131	–5
Purchase of assets	359	610	2	–9	1,154		731	226	85	62	2,331	889
Sale of assets	–120	–326	–166	–92	–1,677			–1	–5	–43	–1,969	–462
Maturity/settlement	–42	–141		–2	–78			–1	–882	–24	–1,002	–168
Reclassifications									2	7	2	7
Transfers into Level 3	85	9							–0		85	9
Transfers out of Level 3	–839	–37		–23	–37			–319	–249	–13	–1,125	–392
Exchange rate differences		–2			17				3	–24	20	–26
Changes in the composition of the group and other changes									–1	–1	–1	–1
Closing balance	494	1,104	27	85	1,042	n/a	1,075	365	2,749	480	5,387	2,034

1   Net gains/losses were recorded in income from trading activities in continuing operations herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR -5 million of unrealised gains on losses recognised in the statement of profit or loss.

2   Revaluation recognised in other comprehensive income is included on the line ‘Unrealised revaluations Available-for-sale Investments and other revaluations’.

3   ‘Revaluation recognised in equity during the year’ has been renamed to ‘Revaluation recognised in other comprehensive income during the period’.

In 2018, financial assets transferred out of Level 3 mainly relate to swap positions revised to Level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

In 2017, financial assets were transferred out of Level 3 on the basis that the valuation is not significantly impacted by unobservable inputs.

Changes in Level 3 Financial liabilities
					Financial liabilities designated as at fair value through profit or loss
	Trading liabilities		Non-trading derivatives				Available-for-sale investments
	2018	2017	2018	2017	2018	2017	2018	2017
Opening balance	1,073	1,378	68	24	101	123	1,242	1,525
Effect of changes in accounting policy			4				4
Realised gain/loss recognised in the statement of profit or loss during the period[1]	–67	–105	8	44	1	–6	–58	–67
Issue of liabilities	42	485		1	545	14	587	500
Early repayment of liabilities	–87	–399		–1	–20	–21	–106	–421
Maturity/settlement	–37	–187			–11		–49	–187
Transfers into Level 3	39	16			92		131	16
Transfers out of Level 3	–844	–111				–9	–844	–120
Exchange rate differences	–0	–4			–0		–0	–4
Changes in the composition of the group and other changes	2						2
Closing balance	122	1,073	80	68	708	101	910	1,242

1   Net gains/losses were recorded in income from trading activities in continuing operations included herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR -58 million of unrealised gains and losses recognised in the statement of profit or loss.

2018 ING Group Annual Report on Form 20-F	F - 105

Notes to the Consolidated financial statements

In 2018, financial liabilities transferred out of Level 3 mainly relate to swap positions revised to Level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

In 2018 and 2017, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.

Unrealised gains and losses that relate to ‘Financial assets at fair value through other comprehensive income’ (2018) and Available-for-sale investments (2017) recognised in Other comprehensive income are included in the Revaluation reserve – Equity securities at fair value through other comprehensive income or Debt Instruments at fair value through other comprehensive income (2018) respectively Available-for-sale reserve and other (2017).

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 31 December 2018 of EUR 152 billion includes an amount of EUR 5.4 billion ( 3.6%) which is classified as Level 3 (31 December 2017: EUR 2.0 billion, being 1.1%). Changes in Level 3 from 31 December 2017 to 31 December 2018 are detailed above in the table Changes in Level 3 Financial assets.

Financial liabilities measured at fair value in the statement of financial position as at 31 December 2018 of EUR 93 billion includes an amount of EUR 0.9 billion ( 1.0%) which is classified as Level 3 (31 December 2017: EUR 1.2 billion, being 1.4%). Changes in Level 3 from 31 December 2017 to 31 December 2018 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as  (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 31 December 2018 of EUR 5 billion (31 December 2017: EUR 2.0 billion), an amount of EUR 3.4 billion ( 63.2%) (31 December 2017: EUR 1.0 billion, being 49.0%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 1.1 billion (31 December 2017: EUR 0.4 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.8 billion (31 December 2017: EUR 0.6 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2018 of EUR 0.9 billion (31 December 2017: EUR 1.2 billion), an amount of EUR 0.7 billion (82.0%) (31 December 2017: EUR 0.8 billion, being 66.0%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2017: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.1 billion (31 December 2017: EUR 0.3 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

2018 ING Group Annual Report on Form 20-F	F - 106

Notes to the Consolidated financial statements

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

2018 ING Group Annual Report on Form 20-F	F - 107

Notes to the Consolidated financial statements

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
	2018	2017	2018	2017			2018	2017	2018	2017
At fair value through profit or loss
Debt securities	807	386	3		Price based	Price (%)	0%	0%	105%	161%
					Net asset value	Price (%)	0%	0%	0%	0%
					Present value techniques	Credit spread (bps)	131	n/a	131	n/a
					Loan pricing model	Credit spread (bps)	n/a	n/a	n/a	n/a
Equity securities	162	4		1	Price based	Price		1	5,475	54
Loans and advances	1,047	20	15		Price based	Price (%)	1%	0%	102%	101%
					Present value techniques	Price (%)	100%	n/a	100%	n/a
						Credit spread (bps)	19	n/a	550	n/a
(Reverse) repo's	481		424		Present value techniques	Price (%)	3%	n/a	4%	n/a
Structured notes			284	101	Price based	Price (%)	77%	52%	108%	116%
					Net asset value	Price (%)	n/a	n/a	n/a	n/a
					Option pricing model	Equity volatility (%)	13%	14%	34%	23%
						Equity/Equity correlation	0.6	0.5	0.9	0.7
						Equity/FX correlation	-0.7	0.2	0.5	0.4
						Dividend yield (%)	1%	2%	5%	6%
						Interest rate volatility (%)	49	n/a	86	n/a
						IR/IR correlation	0.8	n/a	0.8	n/a
					Present value techniques	Implied correlation	-0.7	0.7	0.7	0.7
Derivatives
– Rates	57	490	39	485	Option pricing model	Interest rate volatility (bps)	23	23	300	300
						Interest rate correlation	0.8	n/a	0.8	n/a
						IR/INF correlation	n/a	n/a	n/a	n/a
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
						Prepayment rate (%)	n/a	5%	n/a	10%
						Inflation rate (%)	n/a	4%	n/a	4%
						Credit spread (bps)	46	n/a	46	n/a
– FX		477		479	Present value techniques	Inflation rate (%)	n/a	4%	n/a	4%
– Credit	67	10	86	48	Present value techniques	Credit spread (bps)	8	2	364	424
						Implied correlation	0.7	0.7	0.7	1.0
						Jump rate (%)	12%	12%	12%	12%
					Price based	Price (%)	n/a	n/a	n/a	n/a
– Equity	68	161	54	128	Option pricing model	Equity volatility (%)	4%	5%	94%	129%
						Equity/Equity correlation	0.2	0.1	0.9	1.0
						Equity/FX correlation	-0.8	-0.9	0.5	0.8
						Dividend yield (%)	0%	0%	13%	21%
– Other	2	5	5		Option pricing model	Commodity volatility (%)	12%	9%	79%	42%
						Com/Com correlation	0.3	0.3	0.9	0.9
						Com/FX correlation	-0.5	-0.6	0.5	-0.3
Available for sale
– Debt	n/a	14			Price based	Price (%)	n/a	69%	n/a	90%
					Present value techniques	Credit spread (bps)	n/a	n/a	n/a	n/a
						Weighted average life (yr)	n/a	n/a	n/a	n/a
– Equity	n/a	467			Discounted cash flow	Annual accounts	n/a	n/a	n/a	n/a
					Multiplier method	Observable market factors	n/a	n/a	n/a	n/a
					Comparable transactions		n/a	n/a	n/a	n/a
At fair value through other comprehensive income
– Debt		n/a			Price based	Price (%)	n/a	0%	n/a	0%
– Loans and advances	2,379	n/a			Present value techniques	Prepayment rate	6%	0%	6%	0%
– Equity	317	n/a			Present value techniques	Credit spread (bps)	322		322
						Inflation rate (%)	3%	0%	3%	0%
						Other	63		80
Total	5,387	2,034	910	1,242
2018 ING Group Annual Report on Form 20-F	F - 108

Notes to the Consolidated financial statements

Non-listed equity investments

Level 3 equity securities mainly include corporate investments, fund investments and other equity securities which are not traded in active markets. In the absence of an active market, fair values are estimated on the basis of the analysis of fund managers reports, company’s financial position, future prospects, and other factors, considering valuations of similar positions or by the reference to acquisition cost of the position. For equity securities best market practice will be applied using the most relevant valuation method.

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

If ING had used input values from the upper and lower bound of this range of reasonably possible alternative input values when valuing these instruments as of 31 December 2018, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

2018 ING Group Annual Report on Form 20-F	F - 109

Notes to the Consolidated financial statements

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

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
	2018	2017	2018	2017
Fair value through profit or loss
Equity (equity derivatives, structured notes)	60	222	4
Interest rates (Rates derivatives, FX derivatives)	43	56
Credit (Debt securities, Loans, structured notes, credit derivatives)	39	27

Available-for-sale
Equity	n/a	9	n/a	14
Debt	n/a	1	n/a

Fair value through other comprehensive income
Debt
Loans and advances	12
Equity	5		10
	159	315	14	14

Other financial instruments

The fair values of the financial instruments carried at amortised cost in the statement of financial position, but for which fair values are disclosed are determined as follows:

2018 ING Group Annual Report on Form 20-F	F - 110

Notes to the Consolidated financial statements

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Level 1		Level 2		Level 3		Total
	2018	2017	2018	2017	2018[2]	2017	2018	2017
Financial Assets
Loans and advances to banks[1]	445	633	7,152	9,855	20,742	16,577	28,339	27,065
Held-to-maturity investments	n/a	7,884	n/a	1,409	n/a	85	n/a	9,378
Loans and advances to customers[1,3]	138		14,656	19,870	567,016	543,619	581,810	563,489
Securities at amortised cost	43,550	n/a	3,024	n/a	1,242	n/a	47,815	n/a
	44,132	8,517	24,832	31,134	589,000	560,281	657,964	599,932

Financial liabilities
Deposits from banks [1]	128	29	24,433	25,276	7,314	7,642	31,875	32,947
Customer deposits [1]	6,695	8,875	26,645	28,303	22,172	27,296	55,512	64,474
Debt securities in issue	47,985	39,303	52,194	39,757	19,713	17,676	119,893	96,736
Subordinated loans	10,840	16,082	2,679	357		18	13,519	16,457
	65,648	64,289	105,951	93,693	49,199	52,632	220,799	210,614

1          Financial assets and liabilities that are on demand are excluded from the fair value hierarchy as their fair value approximates the carrying value.

2          The 2018 presentation was prospectively changed together with other IFRS9 changes and includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.

3          In 2018, the fair value of the loans and advances to customers as at 31 December 2017 is adjusted by the amount of the accrued interest (EUR 1,522 million). In 2017 the fair value of the accrued interest was reported, separate from loans and advances to customers, under other assets.

b) Non-financial assets and liabilities

ING Group’s non-financial assets comprise Investments in associates and joint ventures, Property in own use, Investment property as included in the statement of financial position in the line items Investments in associates and joint ventures, Property and equipment, and Other assets respectively.

Investments in associates and joint ventures are accounted for using the equity method. For further information, reference is made to Note 8 ’Investments in associates and joint ventures’. Other non-financial assets (Property in own use, and Investment property) are recognised at fair value at the balance sheet date.

As at 31 December 2018, the estimated fair value of Property in own use and Investment properties amounts to EUR  780 million (2017: EUR 774 million) and EUR  54 million (2017: EUR 65 million) respectively and is categorised as Level 3 of the fair value hierarchy on the basis of methods applied in determining the fair values.

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 non-financial assets are included in the statement of profit or loss as follows:

·        Impairments on Property in own use are included in Other operating expenses - Impairments and reversals on property and equipment and intangibles ; and

·        Changes in the fair value of Investment property are included in Investment income.

Unrealised gains and losses on Property in own use are included in the Revaluation reserve – Property in own use reserve.

For amounts recognised in the Statement of profit or loss and other changes in non-financial assets during the year, reference is made to Note 9 ‘Property and equipment’ and Note 11 ‘Other assets’.

As at 31 December 2018, ING Group has no non-financial liabilities measured at fair value (2017: none).

40 Derivatives and hedge accounting

Use of derivatives

ING Group uses derivatives for economic hedging purposes to manage its asset and liability portfolios and structural risk positions, as described in Note 53 ‘Risk management – Credit risk and Market risk’. The primary objective of ING Group’s hedging activities is to manage the risks which arises from structural imbalances in the duration and other profiles of its assets and liabilities. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified risk exposure to reduce that exposure. The main risks which are being hedged are interest rate risk and foreign currency exchange rate risk. These risks are primarily hedged with interest rate swaps cross currency swaps and foreign exchange forwards/swaps.

ING Group uses credit derivatives to manage its economic exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment, and trading portfolios. Hedge accounting is not applied in relation to these credit derivatives.

2018 ING Group Annual Report on Form 20-F	F - 111

Notes to the Consolidated financial statements

Hedge accounting

Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge model that is applicable. The three models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting, and hedge accounting of a net investment in a foreign operation. How and to what extent these models are applied are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in Note 1 ‘Accounting policies’ in the section ‘IFRS 9 ‘Financial instruments’ - ‘Accounting policies applied from 1 January 2018’.

Fair value hedge accounting

ING Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. ING Group’s approach to manage market risk, including interest rate risk, is discussed in Note 53 ‘Risk management –Market risk’. ING Group’s exposure to interest rate risk is disclosed in paragraph ‘Interest rate risk in banking book’.

By using derivative financial instruments to hedge exposures to changes in interest rates, ING Group also exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged item. ING Group minimises counterparty credit risk in derivative instruments by clearing most of the derivatives through Central Clearing Counterparties. In addition ING Group only enters into transactions with high-quality counterparties and requires posting collateral.

ING Group applies fair value hedge accounting on micro level in which one hedged item is hedged with one or multiple hedging instruments. Micro fair value hedge accounting is mainly applied on issued debt securities and purchased debt instruments for hedging interest rate risk.

Before fair value hedge accounting is applied by ING Group, ING Group determines whether an economic relationship between the hedged item and the hedging instrument exists based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING Group considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING Group evaluates whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. In addition ING is mainly using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

ING Group uses the following derivative financial instruments in a fair value hedge accounting relationship:

Gross carrying value of derivatives designated under fair value hedge accounting
	Assets	Liabilities
As at 31 December 2018
Hedging instrument on interest rate risk
– Interest rate swaps	3,222	4,085
– Other interest derivatives	78	65

The derivatives used for fair value hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ for EUR 650 million (2017: EUR: 542 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ for EUR 1,035 million (2017: EUR 317 million). The remaining derivatives are offset with other derivatives and collaterals paid or received.

For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are 1.76% for EUR and 3.38% for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

2018 ING Group Annual Report on Form 20-F	F - 112

Notes to the Consolidated financial statements

Maturity derivatives designated in fair value hedging
As at 31 December 2018	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 year	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Hedging instrument on interest rate risk
– Interest rate swaps	467	511	869	13,531	8,826	6,806	8,337	9,983	49,331
– Other interest derivatives	–11	–53	–101	–55	–228	–325	–325	–51	–1,148

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss. As a result, only the net accounting ineffectiveness has an impact on the net result.

Hedged items included in a fair value hedging relationship
	Carrying amount of the hedge item		Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item		Change in fair value used for measuring ineffectiveness for the period	Change in fair value hedge instruments	Hedge ineffectiveness recognised in the statement of profit or loss
	Assets	Liabilities	Assets	Liabilities
As at 31 December 2018
Interest rate risk
– Amounts due from banks					–1
– Debt securities at fair value through other comprehensive income	18,471		n/a		1
– Loans and advances to customers	2,909		273		–134
– Debt instruments at amortised cost	16,843		687		–91
– Debt securities in issue		55,081		1,659	53
– Subordinated loans		12,799		53	57
– Amounts due to banks		17,717		55	–52
– Customer deposits and other funds on deposit		193		–0	–11
– Discontinued hedges			272
Total	38,223	85,790	1,232	1,767	–176	185	8

As at 31 December 2017					91	–184	–93

The main sources of ineffectiveness are:

- differences in maturities of the hedged item(s) and hedging instrument(s);

- different interest rate curves applied to discount the hedged item(s) and hedging instrument(s);

- differences in timing of cash flows of the hedged item(s) and hedging instrument(s).

There were no other sources of ineffectiveness in these hedging relationships.

Cash flow hedge accounting

ING Group’s cash flow hedges mainly consist of interest rate swaps and cross-currency swaps that are used to protect against the exposure to variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other variables including estimates of prepayments. These projected cash flows form the basis for identifying the notional amount subject to interest rate risk or foreign currency exchange rate risk that is designated under cash flow hedge accounting.

ING Group’s approach to manage market risk, including interest rate risk and foreign currency exchange rate risk, is discussed in Note 53 ‘Risk management – Credit risk and Market risk’. ING Group determines the amount of the exposures to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its floating-rate assets and liabilities. This assessment is performed using analytical techniques.

As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, ING Group exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged items. This exposure is managed similarly to that for fair value hedges.

2018 ING Group Annual Report on Form 20-F	F - 113

Notes to the Consolidated financial statements

Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognised in Other Comprehensive Income. Interest cash flows on these derivatives are recognised in the statement of profit or loss in ‘Net interest income’ consistent with the manner in which the forecasted cash flows affect net result. The gains and losses on ineffective portions of such derivatives are recognised immediately in the statement of profit or loss in ‘Valuation results and net trading income’.

ING Group determines an economic relationship between the cash flows of the hedged item and the hedging instrument based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING Group considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING Group evaluates whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate of foreign currency. In addition (for macro FX hedging relationships) a regression analysis is performed to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

ING Group uses the following derivative financial instruments in a cash flow hedge accounting relationship:

Gross carrying value of derivatives used for cash flow hedge accounting
	Assets	Liabilities
As at 31 December 2018
Hedging instrument on interest rate risk
– Interest rate swaps	5,757	3,664
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate derivatives	204	154

The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 1,012 million (2017: EUR 617 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR 458 million (2017: EUR 339 million). The remaining derivatives are offset with other derivatives and collaterals paid or received.

For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are 1.21% for EUR, 2.53% for PLN and 2.49% for USD. The average rates for cross currency swaps used in cash flow hedge accounting is EUR 1.14 for EUR/USD.

The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

Maturity derivatives designated in cash flow hedging
As at 31 December 2018	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 year	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Hedging instrument on interest rate risk
– Interest rate swaps	–107	–2,546	–7,107	–5,591	–9,883	–7,928	–8,980	–29,629	–71,771
Hedging instrument on combined interest and FX rate risk
– Cross currency interest rate derivatives	5	48	–601	–4,461	–5,622	–2,647	–793	–239	–14,311

The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

2018 ING Group Annual Report on Form 20-F	F - 114

Notes to the Consolidated financial statements

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income
	Change in value used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period	Amount reclassified from CFH reserve to profit or loss	Cash flow is no longer expected to occur	Change in value of hedging instrument recognised in OCI	Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2018
Interest rate risk on;
– Floating rate lending	–540	730	280	–2
– Floating rate borrowing	51	5	–47
– Other	–72	101	34
– Discontinued hedges			–25	2
Total interest rate risk	–561	836	242	–1	231	–18
Combined interest and FX rate risk on;
– Floating rate lending	53	–60	–377
– Floating rate borrowing	–35	47	–1
– Other			–1
Total combined interest and Fx	18	–13	–378		347	–1

Total cash flow hedge	–543	823	–137	–1	578	–19

The main sources of ineffectiveness for cash flow hedges are:

- differences in timing of cash flows of the hedged item(s) and hedging instrument(s);

- mismatches in reset frequency between hedged item and hedging instrument.

Hedges of net investments in foreign operations

A foreign currency exposure arises from a net investment in subsidiaries that have a different functional currency from that of ING Group. The risk arises from the fluctuation in spot exchange rates between the functional currency of the subsidiaries and ING Group’s functional currency, which causes the amount of the net investment to vary in the consolidated financial statements of ING Group. This risk may have a significant impact on ING Group’s financial statements. ING Group’s policy is to hedge these exposures only when not doing so be expected to have a significant impact on the regulatory capital ratios of ING Group and its subsidiaries.

ING Group’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding. When the hedging instrument is foreign currency denominated debt, ING Group assesses effectiveness by comparing past changes in the carrying amount of the debt that are attributable to a change in the spot rate with past changes in the investment in the foreign operation due to movement in the spot rate (the offset method).

Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Other Comprehensive Income.  The balance in equity is recognised in the statement of profit or loss when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognised immediately in the statement of profit or loss.

ING Group has the following derivative financial instruments used for net investment hedging;

Gross carrying value of derivatives used for net investment hedging
	Assets	Liabilities
As at 31 December 2018
– FX forwards and futures	41	16

The derivatives used for net investment hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 41 million (2017: EUR 29 million) respectively ‘Financial liabilities at fair value through profit or loss – Non trading derivatives’ EUR 17 million (2017: EUR 71 million). The remaining derivatives are offset with other derivatives and collaterals paid or received.

For the main currencies the average exchange rates used in net investment hedge accounting for 2018 are EUR/USD 1.18, EUR/PLN 4.26, EUR/AUD 1.58 and EUR/THB 38.15.

2018 ING Group Annual Report on Form 20-F	F - 115

Notes to the Consolidated financial statements

The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

Maturity derivatives designated in net investment hedging
As at 31 December 2018	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 year	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
– FX forwards and futures	–4,085	–1,870		–54					–6,009

The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:

Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income

As at 31 December 2018	Change in value used for calculating hedge ineffectiveness for the period	Carrying amount net investment hedge reserve at the end of the reporting period	Hedged item affected statement of profit or loss	Change in value of hedging instrument recognised in OCI	Hedge ineffectiveness recognised in the statement of profit or loss, gain(+) / Loss(-)
Investment in foreign operations	–71	540		71	2
Discontinued hedges		–210

41 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to Note 53 ‘Risk Management – Funding and liquidity risk’.

Assets by contractual maturity
2018	Less then 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	49,987						49,987
Loans and advances to banks	15,864	3,693	4,830	5,599	437		30,422
Financial assets at fair value through profit or loss
– Trading assets	15,815	6,032	8,123	9,276	10,906		50,152
– Non-trading derivatives	274	323	173	1,059	835		2,664
– Mandatorily at fair value through profit or loss	48,240	9,047	5,325	1,238	723	210	64,783
– Designated as at fair value through profit or loss	265	208	784	635	994		2,887
Financial assets at fair value through other comprehensive income
– Equity securities						3,228	3,228
– Debt securities	272	234	1,597	13,409	10,103		25,616
– Loans and advances	42	97	254	1,023	962		2,379
Securities at amortised cost	1,126	2,537	2,737	22,169	18,708		47,276
Loans and advances to customers	55,736	17,689	39,213	176,448	300,567		589,653
Intangible assets			120	481		1,238	1,839
Other assets [2]	6,894	165	2,447	637	497	214	10,854
Remaining assets (for which maturities are not applicable) [3]						2,861	2,861
Total assets	194,516	40,024	65,604	231,974	344,732	7,751	884,603

1   Includes assets on demand.

2   Includes Other assets, Assets held for sale, and Current and Deferred tax assets as presented in the Consolidated statement of financial position.

3   Included in remaining assets for which maturities are not applicable are property and equipment, and investments in associates and joint ventures. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

2018 ING Group Annual Report on Form 20-F	F - 116

Notes to the Consolidated financial statements

Assets by contractual maturity
2017[4]	Less then 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	21,989						21,989
Loans and advances to banks	13,929	5,137	5,224	3,931	590		28,811
Financial assets at fair value through profit or loss
– trading assets	63,857	14,016	12,667	12,619	13,589		116,748
– non-trading derivatives	124	147	213	789	958		2,231
– Designated as at fair value through profit or loss	488	967	1,839	351	597		4,242
Investments
– Available-for-sale	1,319	2,313	4,301	31,852	25,962	3,983	69,730
– Held-to-maturity	1,020	127	657	2,975	4,564		9,343
Loans and advances to customers	62,842	18,414	40,350	163,360	286,943		571,909
Intangible assets			92	367		1,010	1,469
Other assets [2]	8,520	1,517	2,479	1,157	535	309	14,517
Remaining assets (for which maturities are not applicable) [3]						2,889	2,889
Total assets	174,088	42,638	67,822	217,401	333,738	8,191	843,878

1          Includes assets on demand.

2          Includes Other assets and Current and Deferred tax assets, commodities, and precious metals (which have no maturity) as presented in the Consolidated statement of financial position. ‘Other assets’ adjusted to conform to the current year presentation.

3         Included in remaining assets for which maturities are not applicable are property and equipment, and investments in associates and joint ventures. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

4         The amounts for the period ended 31 December 2017 have been prepared in accordance with IAS 39, the adoption of IFRS 9 led to new presentation requirements for 2018; prior period amounts have not been restated Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements and related notes.

42 Liabilities by maturity

The tables below include all financial liabilities by maturity based on contractual, undiscounted cash flows. Furthermore, the undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket.

2018 ING Group Annual Report on Form 20-F	F - 117

Notes to the Consolidated financial statements

Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.

Non-financial liabilities are included based on a breakdown of the amounts per the statement of financial position, by expected maturity. Reference is made to the liquidity risk paragraph in Note 53 ‘Risk Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

Liabilities by maturity
2018	Less than 1 month [1]	1–3 months	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjust- ment [2]	Total
Deposits from banks	10,506	1,068	1,940	21,571	2,242		2	37,330
Customer deposits	515,094	17,354	16,086	4,695	2,500			555,729
Financial liabilities at fair value through profit or loss
– other trading liabilities	4,075	1,318	1,465	888	1,655		286	9,687
– trading derivatives	1,711	1,873	3,680	6,855	6,035		1,374	21,528
– non-trading derivatives	458	312	252	988	866		–577	2,299
– designated at fair value through profit or loss	34,914	11,753	4,115	3,519	4,921		–43	59,179
Debt securities in issue	4,066	20,961	30,282	41,068	21,413		1,961	119,751
Subordinated loans				1,713	6,497	5,339	176	13,724
Financial liabilities	570,824	54,639	57,820	81,297	46,129	5,339	3,180	819,228

Other liabilities [3]	10,560	899	2,455	1,044	566			15,524
Non-financial liabilities	10,560	899	2,455	1,044	566	-	-	15,524

Total liabilities	581,384	55,538	60,275	82,341	46,695	5,339	3,180	834,751

Coupon interest due on financial liabilities	1,005	846	2,340	7,778	4,661	287		16,918

1   Includes liabilities on demand.

2   This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

3   Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

2018 ING Group Annual Report on Form 20-F	F - 118

Notes to the Consolidated financial statements

Liabilities by maturity
2017	Less than 1 month [1]	1–3 month	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjust- ment [2]	Total
Deposits from banks	10,002	648	1,687	21,893	2,591			36,821
Customer deposits	494,701	17,190	19,647	5,761	2,529			539,828
Financial liabilities at fair value through profit orloss
– other trading liabilities	29,755	11,530	1,866	1,506	2,390		636	47,683
– trading derivatives	2,476	2,420	4,520	8,224	5,947		2,326	25,913
– non-trading derivatives	339	121	226	715	886		44	2,331
– designated at fair value through profit or loss	413	838	1,353	3,700	5,058		–147	11,215
Debt securities in issue	3,296	14,657	26,434	37,717	12,249		1,733	96,086
Subordinated loans					10,601	5,176	191	15,968
Financial liabilities	540,982	47,404	55,733	79,516	42,251	5,176	4,783	775,845

Other liabilities [3]	9,773	1,915	4,240	1,757	1,204			18,889
Non-financial liabilities	9,773	1,915	4,240	1,757	1,204	-	-	18,889

Total liabilities	550,755	49,319	59,973	81,273	43,455	5,176	4,783	794,734

Coupon interest due on financial liabilities	1,109	1,035	2,852	9,591	8,686			23,273

1   Includes liabilities on demand.

2   This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting, and for derivatives, to the fact the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

3   Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position

43 Assets not freely disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from the Dutch Central Bank and other banks. They serve to secure margin accounts and are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable
	2018	2017
Banks
– Cash and balances with central banks	1,471	1,569
– Loans and advances to banks	4,373	3,730
Financial assets at fair value through profit or loss	1,620	1,072
Financial assets at fair value through OCI	421	n/a
Securities at amortised cost	769	n/a
Investments	n/a	885
Loans and advances to customers	74,352	76,083
Other assets	734	813
	83,740	84,152

In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2018, the minimum mandatory reserve deposits with various central banks amount to EUR 9,359 million (2017: EUR 8,503 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue and for liquidity purposes, amount in the Netherlands to EUR 46 billion (2017: EUR 50 billion), in Germany to EUR 12 billion (2017: EUR 12 billion), in Belgium EUR 12 billion (2017: EUR 10 billion), in Australia to EUR 3 billion (2017: EUR 2 billion) and in the United States to EUR 1 billion (2017: EUR 1 billion).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 44 ‘Transfer of financial assets’.

2018 ING Group Annual Report on Form 20-F	F - 119

Notes to the Consolidated financial statements

44 Transfer of financial assets

The majority of ING's financial assets that have been transferred, but do not qualify for derecognition are debt instruments used in securities lending or sale and repurchase transactions. Reference is made to Note 50 ‘Structured entities’.

Transfer of financial assets not qualifying for derecognition
	Securities lending				Sale and repurchase
	Equity		Debt		Equity		Debt
	2018	2017[1]	2018	2017[1]	2018	2017	2018	2017
Transferred assets at carrying amount
Financial assets at fair value through profit or loss	2,962	3,995	1,170		2,396	2,120	4,334	6,864
Financial assets at fair value through other comprehensive income			168				325	n/a
Investments	n/a	2		364			n/a	621
Loans and advances to customers
Securities at amortised cost			142				910	n/a

Associated liabilities at carrying amount
Deposits from banks	n/a	n/a	n/a	n/a
Customer deposits	n/a	n/a	n/a	n/a
Financial liabilities at fair value through profit or loss	n/a	n/a	n/a	n/a	2,373	2,148	2,225	2,599

1 Amounts have been restated to conform to the current year presentation.

The table above includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

Included in the table above, are the carrying amounts of transferred assets under repurchase agreements, and securities lending that do not qualify for derecognition.

The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position.

45 Offsetting financial assets and liabilities

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

2018 ING Group Annual Report on Form 20-F	F - 120

Notes to the Consolidated financial statements

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2018		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	1,947		1,947		1,838	109
	Other		–0
		1,947	–0	1,947		1,838	109
Financial assets at fair value through profit or loss
Trading assets	Derivatives	17,181	–1,012	16,168	14,664	2	1,502
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	76,983	–18,337	58,647	1,102	57,304	240
	Other
		94,164	–19,349	74,815	15,766	57,307	1,742
Non-trading derivatives	Derivatives	41,263	–39,648	1,615	1,520	–0	96
		41,263	–39,648	1,615	1,520	–0	96

Fair value through OCI	Reverse repurchase, securities borrowing and similar agreements
	Other

Loans and advances to customers	Reverse repurchase, securities borrowing and similar agreements	223	–223
	Debit balances on customer accounts	161,730	–159,596	2,134	1,166	605	363
		161,953	–159,819	2,134	1,166	605	363

Other items where offsetting is applied in the statement of financial position		5,705	–5,193	512	1		510

Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–5,041	3,518	1,523
	Other				–0
					–5,041	3,518	1,523
Total financial assets		305,032	–224,008	81,023	13,412	63,267	4,344

1   The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

2018 ING Group Annual Report on Form 20-F	F - 121

Notes to the Consolidated financial statements

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2017		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash and financial instruments received as collateral	Net amount
Statement of financial position line item	Financial instrument
Loans and advances to banks	Reverse repurchase, securities borrowing and similar agreements	1,838		1,838		1,728	110
	Other	7	–7
		1,845	–7	1,838		1,728	110
Financial assets at fair value through profit or loss
Trading assets	Derivatives	20,878	–760	20,118	18,427	219	1,472
	Reverse repurchase, securities borrowing and similar agreements	68,050	–14,475	53,575	1,068	52,456	51
	Other
		88,928	–15,235	73,693	19,495	52,675	1,523
Non-trading derivatives	Derivatives	45,176	–43,819	1,357	1,238	217	–98
		45,176	–43,819	1,357	1,238	217	–98

Fair value through OCI	Reverse repurchase, securities borrowing and similar agreements
	Other

Loans and advances to customers	Reverse repurchase, securities borrowing and similar agreements	409	–209	200		200
	Debit balances on customer accounts	157,892	–156,015	1,877	1,018	302	557
		158,301	–156,224	2,077	1,018	502	557

Other items where offsetting is applied in the statement of financial position		6,860	–6,366	494			494

Impact of enforceable master netting arrangements or similar arrangements[1]	Derivatives				–5,929	4,208	1,721
	Other
					–5,929	4,208	1,721
Total financial assets		301,110	–221,651	79,459	15,822	59,330	4,307

1   The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

2018 ING Group Annual Report on Form 20-F	F - 122

Notes to the Consolidated financial statements

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2018		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	36	–36	–0			–0
	Other
		37	–36				–0
Customer deposits	Repurchase, securities lending and similar agreements	224	–186	37		37
	Corporate deposits	9,567	–9,078	489			489
	Credit balances on customer accounts	161,552	–150,518	11,034	1,166	4	9,864
		171,343	–159,782	11,561	1,166	42	10,353
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	17,105	–1,021	16,084	15,301	2	781
Trading and Non-trading	Repurchase, securities lending and similar agreements	64,324	–18,337	45,987	1,102	44,801	85
	Other
		81,429	–19,357	62,071	16,403	44,803	866
Non-trading derivatives	Derivatives	42,675	–41,198	1,477	1,312	178	–13

Other items where offsetting is applied in the statement of financial position		4,353	–3,634	718	–4		723

Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–5,464	5,773	–309
	Other				–0
					–5,464	5,773	–309
Total financial liabilities		299,836	–224,008	75,827	13,412	50,796	11,619

1   The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

2018 ING Group Annual Report on Form 20-F	F - 123

Notes to the Consolidated financial statements

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
					Related amounts not offset in the statement of financial position
2017		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash and financial instruments pledged as collateral	Net amount
Statement of financial position line item	Financial instrument
Deposits from banks	Repurchase, securities lending and similar agreements	4		4		4
	Other	68	–8	60			60
		72	–8	64		4	60
Customer deposits	Repurchase, securities lending and similar agreements	209	–209
	Corporate deposits	11,508	–11,022	486			486
	Credit balances on customer accounts	156,465	–144,991	11,474	1,021		10,453
		168,182	–156,222	11,960	1,021		10,939
Financial liabilities at fair value through profit or loss
Trading liabilities	Derivatives	21,356	–975	20,381	19,292	302	787
	Repurchase, securities lending and similar agreements	51,445	–14,475	36,970	1,068	35,792	110
	Other
		72,801	–15,450	57,351	20,360	36,094	897
Non-trading derivatives	Derivatives	46,765	–45,251	1,514	1,261	125	128

Other items where offsetting is applied in the statement of financial position		5,393	–4,720	673			673

Impact of enforceable master netting arrangements or similar arrangements [1]	Derivatives				–6,820	6,228	592
	Other
					–6,820	6,228	592
Total financial liabilities		293,213	–221,651	71,562	15,822	42,451	13,289

1   The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

46 Contingent liabilities and commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

2018 ING Group Annual Report on Form 20-F	F - 124

Notes to the Consolidated financial statements

Contingent liabilities and commitments
	Less than 1 month		1–3 months		3–12 months		1–5 years		Over 5 years		Maturity not applicable		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Contingent liabilities in respect of
– Discounted bills	1	1											1	1
– Guarantees	18,369	15,647	374	571	1,324	944	2,094	2,560	4,095	4,189			26,256	23,911
– Irrevocable letters of credit	10,346	9,453	4,499	4,746	998	1,146	374	176	3	12			16,220	15,533
– other	52	58					115	223					167	281
	28,768	25,159	4,873	5,317	2,322	2,090	2,584	2,959	4,098	4,201			42,644	39,726

Guarantees issued by ING Groep N.V.									364	356			364	356

Irrevocable facilities	63,499	56,459	2,699	2,150	8,470	7,504	32,717	30,331	6,876	7,825			114,261	104,269
	92,266	81,618	7,572	7,467	10,792	9,594	35,301	33,290	11,338	12,382			157,269	144,351

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

ING Group has issued certain guarantees as participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes. For example, ING Groep N.V. provided a guarantee to the German Deposit Guarantee Fund (‘Einlagensicherungsfonds’ or ESF) under section 5 (10) of the by-laws of this fund, where ING Groep N.V. indemnifies the Association of German Banks Berlin against any losses it might incur as result of actions taken with respect to ING Germany. The ESF is a voluntary collective guarantee scheme for retail savings and deposits in excess of EUR 100,000.

As at 31 December 2018, ING Groep N.V. guarantees various US dollar debentures (that mature between 2023 and 2036) which were issued by a subsidiary of Voya Financial Inc. In the Shareholder’s agreement between ING Groep N.V. and Voya Financial Inc. it is agreed that the aggregate outstanding principal amount of the debentures will be reduced from EUR 87 million as at 31 December 2018 (2017: EUR 167 million; 2016: EUR 404 million) to no more than EUR nil at 31 December 2019.

Per the Shareholder’s agreement, the decrease in the aggregate outstanding principal shall be deemed to have been reduced to the extent of collateral deposited by Voya Financial Inc. As at 31 December 2018, EUR 233 million (2017: EUR 193 million) was pledged to ING Groep N.V. as collateral.

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

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

2018 ING Group Annual Report on Form 20-F	F - 125

Notes to the Consolidated financial statements

Future rental commitments for operating lease contracts
	2018	2017
2018		268
2019	260	195
2020	230	165
2021	201	152
2022	166	116
Years after 2022	521	356

2018 ING Group Annual Report on Form 20-F	F - 126

Notes to the Consolidated financial statements

47 Legal proceedings

ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

Criminal investigations:  On 4 September 2018, ING announced that it has entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Under the terms of the agreement ING has agreed to pay a fine of EUR  675 million and EUR 100 million for disgorgement. As previously noted, in connection with the investigations ING also received information requests from the US Securities and Exchange Commission (SEC). As ING announced on 5 September 2018, ING has received a formal notification from the SEC that it has concluded its investigation. In the letter dated 4 September 2018 the Division of Enforcement states that, based on information as of the date thereof, it does not intend to recommend an SEC enforcement action against ING.

Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. ING has also identified issues in connection with its U.S. tax information reporting and withholding obligations in respect of prior periods. While a provision has been recognised, the review of such issues is ongoing.

Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. A provision has been taken in the past.

SIBOR – SOR litigation: In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (‘SIBOR’) filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (‘SOR’). The lawsuit refers to investigations by the Monetary Authority of Singapore (‘MAS’) and other regulators, including the U.S. Commodity Futures Trading Commission (‘CFTC’), in relation to rigging prices of SIBOR- and SOR based derivatives. In October 2018, the New York District Court issued a decision dismissing all claims against ING Group and ING Capital Markets LLC, but leaving ING Bank, together with several other banks, in the case, and directing plaintiffs to file an amended complaint consistent with the Court's rulings. On 25 October 2018, plaintiffs filed such amended complaint, which asserts claims against a number of defendants but none against ING Bank (or any other ING entity), effectively dismissing ING Bank from the case. In December 2018, plaintiffs sought permission from the Court to file a further amended complaint that names ING Bank as a defendant. If the Court allows plaintiffs to file that complaint, ING Bank will continue to defend itself against the allegations. Currently, it is not possible to provide an estimate of the (potential) financial effect of this claim.

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

VEB Fortis claim: In January 2011, the Dutch Association of Stockholders (Vereniging van Effectenbezitters, “VEB”) issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB stated that the impact and the risks of the sub-prime crisis for Fortis and Fortis’ liquidity position were reflected incorrectly in the prospectus. The VEB requested a declaratory decision stating that the summoned parties acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. In March 2016, Ageas, VEB and certain other claimants announced that the claim in relation to Fortis had been settled. Ageas agreed to pay EUR 1.2 billion to investors as compensation. On 13 July 2018, the Court of Appeal declared the settlement agreement binding. The settlement also included a third-party release clause, releasing ING and the other underwriting banks from the claims made by VEB on behalf of investors in this matter.

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

2018 ING Group Annual Report on Form 20-F	F - 127

Notes to the Consolidated financial statements

breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. Where appropriate a provision has been taken. The aggregate financial impact of the current and future litigation could become material.

As requested by the AFM, ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks may have to re-assess certain client files, potentially including certain derivative contracts that were terminated prior to April 2014 or other client files. As advised by the AFM, the Minister of Finance appointed a Committee of independent experts (the “Committee”) which has established a uniform recovery framework for Dutch SME clients with interest rate derivatives. ING has adopted this recovery framework and has reassessed individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework. In 2017, ING has informed the majority of the relevant clients whether they are in scope of the recovery framework, and thus eligible for compensation, or not. Because implementation by ING of the uniform recovery framework encountered delay, ING has previously offered advance payments to customers out of the existing provision. As of December 2018, all customers in scope of the uniform recovery framework have received an offer of compensation from ING.

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

Criminal proceedings regarding cash company financing: In June 2017, a Belgian criminal Court ruled that ING Luxembourg assisted third parties in 2000 to commit a tax fraud in the context of the purchase of the shares of a cash company. The Court convicted ING Luxembourg, among others, and ordered ING to pay a penal fine of EUR 120,000 (suspended for half of the total amount). The court also ordered ING Luxembourg jointly and severally with other parties, to pay EUR 31.48 million (together with any interest payable under applicable law) to the bankruptcy trustee of the cash company. In July 2017, ING Luxembourg filed an appeal against this judgment. A settlement with all the civil parties involved was reached in mid-2018. However, this settlement does not apply to the criminal conviction of ING Luxembourg, for which ING’s appeal remains pending. In a separate proceeding the Belgian authorities were also investigating ING Luxembourg for allegedly assisting third parties in 2001 to commit tax fraud in the context of the purchase of the shares of a different cash company. In December 2018, the Court has agreed upon a global (civil and criminal) settlement of any claims in connection with this separate proceeding, which settlement is binding.

Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most court proceedings in first instance the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. The courts in first instance have applied in their rulings different criteria regarding the reimbursement of expenses. ING Spain has filed an appeal against a number of these court decisions. ING Spain has also been included, together with other Spanish banks, in a class action filed by a customer association. The outcome of the pending litigation and similar cases that may be brought in the future is uncertain. A provision has been taken. However, the aggregate financial impact of the current and future litigation could change. In February 2018, the Spanish Supreme Court ruled that Stamp Duty (Impuesto de Actos Jurídicos Documentados) expenses are chargeable to the customer, while in October 2018 it ruled that Stamp Duty is chargeable to the banks. In November 2018, the Spanish Supreme Court clarified the issue regarding Stamp Duty by stating that this tax should be borne by the customer. As for the remaining types of the expenses, in January 2019, the Spanish Supreme Court issued several decisions that stated that the client and the bank each have to bear half of the notary and management company costs and that registry costs have to be borne in full by the bank. Allocation of valuation costs between the bank and the customer were not addressed by the Spanish Supreme Court decisions and remain uncertain.

Imtech claim: In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action Group B.V. on behalf of certain (former) shareholders of Imtech N.V. (“Imtech”). Furthermore, on 28 March 2018, ING Bank received another claim on the same subject matter from the VEB. Each of the claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. In September 2018, the trustees in the bankruptcy of Imtech claimed from various financing parties, including ING, payment of what the security agent has collected following bankruptcy or intends to collect, repayment of all that was repaid to the financing parties, as well as compensation for the repayment of the bridge

2018 ING Group Annual Report on Form 20-F	F - 128

Notes to the Consolidated financial statements

financing. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the (potential) effect of these claims.

Mexican Government Bond litigation A class action complaint was filed adding ING Bank N.V., ING Groep N.V., ING Bank Mexico S.A. and ING Financial Markets LLC (“ING”) as defendants to a complaint that had previously been filed against multiple other financial institutions.  The complaint alleges that the defendants conspired to fix the prices of Mexican Government Bonds. ING is defending itself against the allegations. Currently, it is not possible to provide an estimate of the (potential) financial effect of this claim.

48 Consolidated companies and businesses acquired and divested

Acquisitions

Payvision

ING Bank obtained control over Payvision Holding B.V. (Payvision), a fast-growing, leading international omnichannel payments service provider, by acquiring 75% of its shares on 13 March 2018. This is in scope of IFRS 3 ‘Business combinations’.

The transaction will enable ING to strengthen its footprint in omnichannel payments services and expand its merchant services for its business customers, in particular in the fast-growing e-commerce segment. Total consideration paid of the 75% of shares was, including deferred and contingent consideration, EUR 260 million.

The share purchase agreement includes also an arrangement for possible acquisition of the remaining 25% shares of Payvision. This consists of a put option exercisable by the original shareholders as well as a call option exercisable by ING. In summary, the put is exercisable after 3 years with an exercise price of fair market value (FMV) unless the fair value of the total business is less than EUR 210 million, then the exercise price is EUR 1. The call option by ING has similar terms but is only exercisable after 5 years. In addition, there are some early redemption features at various prices at various times. The put option, exercisable by the non-controlling interest shareholders, is reported as financial liability with initial recognition through shareholders’ equity of EUR 87 million.

The following table summarises the acquisition date fair value of consideration transferred.

Consideration transferred
Payvision
Cash paid	213
Deferred consideration	25
Contingent consideration	22
Total purchase consideration	260

Contingent consideration is payable by ING to the original shareholders of Payvision in the amount ranging from EUR 0 up to EUR 25 million in 3 tranches upon achievement of 3 milestones. The milestones should be achieved within (1) 6 months after completion of the acquisition, (2) 6 months after achieving milestone 1 and (3) 3 months after achieving milestone 2 (with some additional grace periods of 4 months per milestone permitted). The amounts are payable in tranches of EUR 7 million, EUR 7 million and EUR 11 million respectively. The probability of achievement of the set milestones and the time value of money were taken into consideration in the measurement of the contingent consideration at fair value of EUR 22 million on the date of acquisition. Since the date of acquisition there were no changes in the assumptions used to develop the estimate of the fair value of the contingent consideration.

In October 2018 ING made a first milestone payment of EUR 7 million.

The incurred acquisition costs amounts to EUR 1 million and are included in the ‘other operating expenses’ in the Consolidated statement of profit or loss.

The assets and liabilities recognised as a result of the acquisition are as follows;

2018 ING Group Annual Report on Form 20-F	F - 129

Notes to the Consolidated financial statements

Goodwill recognised
Payvision
Cash and balances with central banks	116
Loans and advances to banks	32
Financial assets at fair value through other comprehensive income	2
Property and equipment	3
Intangible assets	125
Other assets	17
295

Customer deposits	1
Current tax liability	2
Deferred tax liability	30
Other liabilities	166
199

Net identifiable assets	97
Less; non-controlling interest	24
Net identifiable assets acquired	72

 The fair value of the identified intangible assets are determined using an income approach.

The deferred tax liability comprises the deferred tax resulting from the initial recognition of intangible assets in the business combination. The other liabilities mainly include merchant payables that are part of the normal course of business of Payvision.

The amount of the non-controlling interest is determined based on the proportionate share of the subsidiary’s identifiable net assets.

Goodwill recognised
Payvision
Total purchase consideration	260
Net identifiable assets acquired	72
Goodwill recognised	188

On 20 February 2018 ING acquired 90% of the shares of Makelaarsland B.V. for a total consideration of EUR 14 million. The acquisition of Makelaarsland B.V. led to a recognition of goodwill of EUR 14 million.

The total goodwill of EUR 202 million, from the acquisition of both Payvision and Makelaarsland recognised in the first half of 2018, comprises the fair value of expected synergies arising from the acquisitions.

Goodwill arising on these acquisitions is not expected to be deductible for tax purposes.

The acquired businesses contributed ‘revenues’ of EUR 40 million and net profit of EUR 6 million to the group for the period from 1 April 2018 to 31 December 2018.

If the acquisitions had occurred on 1 January 2018, consolidated ‘revenues’ and consolidated net profit for the year ended 31 December 2018 would have been EUR 51 million, and EUR 6 million respectively.

There were no significant acquisitions in 2017 and 2016.

Divestments

In December 2018, reached an agreement to sell part of the ING Lease Italy business. Under the terms agreed, ING will receive EUR 500 million cash consideration and a EUR 1 billion Senior Loan facility for the portfolio of lease receivables. The Italian lease business was previously included in the business line segment Wholesale Banking and geographical segment Other Challengers. The carrying

2018 ING Group Annual Report on Form 20-F	F - 130

Notes to the Consolidated financial statements

amount of the lease receivables, previously classified as loans and advances per transaction date amounted to EUR 1,389 million. The sale is expected to take place during 2019, with a negotiated long stop date of 31 December 2019.

Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 25 ‘Result on the disposal of group companies’.

In 2017 and 2016 there were no significant divestments of consolidated companies.

49 Principal subsidiaries, investments in associates and joint ventures

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

For the principal investments in associates and joint ventures ING Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:

·        Representation on the board of directors;

·        Participation in the policymaking process; and

·        Interchange of managerial personnel.

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

2018 ING Group Annual Report on Form 20-F	F - 131

Notes to the Consolidated financial statements

Principal subsidiaries, investments in associates and joint ventures
			Proportion of ownership and interest held
			by the Group
			2018	2017
Subsidiary	Statutory place of Incorporation	Country of operation
ING Bank N.V.	Amsterdam	the Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	the Netherlands	100%	100%
ING Belgium S.A./N.V.	Brussels	Belgium	100%	100%
Record Bank[1]	Brussels	Belgium	n.a.	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa AG	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.[2]	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Turkey	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Commercial Finance B.V.	Amsterdam	the Netherlands	100%	100%
ING Groenbank N.V.	Amsterdam	the Netherlands	100%	100%

Investments in associates and joint ventures
TMB Bank Public Company Ltd	Bangkok	Thailand	30%	30%

1 During 2018, ING merged Record Bank into ING Belgium S.A./N.V.

2 The shares of the non-controlling interest stake of 25% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to ‘Note 35 ‘Segments’.

50 Structured entities

ING Group’s activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group’s involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, as disclosed in the section Principles of valuation and determination of results of these financial statements, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

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

1       Consolidated ING originated securitisation programmes;

2       Consolidated ING originated Covered bond programme (CBC);

3       Consolidated ING sponsored Securitisation programme (Mont Blanc);

4       Unconsolidated Securitisation programme; and

5       Other structured entities.

2018 ING Group Annual Report on Form 20-F	F - 132

Notes to the Consolidated financial statements

1. Consolidated ING originated securitisation programmes

ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING originated assets to a structured entity. The underlying exposures include residential mortgages in the Netherlands, Belgium, Spain, Italy and Australia and SME Loans in Belgium.

The structured entity issues securitised notes (traditional securitisations) which are eligible collateral for central bank liquidity purposes. In most programmes ING Group acts as investor of the securitised notes. ING Group continues to consolidate these structured entities if it is deemed to control the entities.

The structured entity issues securitisation notes in two or more tranches, of which the senior tranche obtains a high rating (AAA or AA) by a rating agency. The tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Group originated various securitisations, as at 31 December 2018, these consisted of approximately EUR 66 billion of senior and subordinated notes, of which approximately EUR 5 billion were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group’s Consolidated statement of financial position and profit or loss.

In 2018, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 5 billion.

In addition ING Group originated various securitisations for liquidity management optimisation purposes. As at 31 December 2018, these consisted of approximately EUR 4 billion of senior secured portfolio loans, which have been issued to ING subsidiaries in Germany and Luxemburg. The underlying exposures are senior loans to large corporations and financial institutions, and real estate finance loans, mainly in the Netherlands. These securitisations did not impact ING Group’s consolidated statement of financial position and profit or loss.

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

Covered bond programme
	Fair value pledged mortgage loans
	2018	2017[1]
Dutch Covered Bond Companies	24,336	27,382
	24,336	27,382

1 Amounts have been restated to conform to the current year presentation.

In addition, subsidiaries of ING in Germany, Belgium and Australia also issued covered bonds with pledged mortgages loans of approximately EUR 14 billion in total.

In general, the third-party investors in securities issued by the structured entity have recourse only to the assets of the entity and not to the assets of ING Group.

3. Consolidated ING sponsored Securitisation programme (Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets (also referred to as factoring) to an ING sponsored Special Purpose Vehicle (SPV). The senior positions in these transactions are funded by the ING administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally  in the ABCP market.

In its role as administrative agent, ING Group facilitates these transactions by acting as administrative agent, swap counterparty and liquidity provider to Mont Blanc Capital Corp. ING Group also provides support facilities (i.e. liquidity) backing the transactions funded by the conduit. The types of asset currently in the Mont Blanc conduit include trade receivables, consumer finance receivables, car leases and residential mortgages.

2018 ING Group Annual Report on Form 20-F	F - 133

Notes to the Consolidated financial statements

ING Group supports the commercial paper programmes by providing the SPV Mont Blanc Capital Corp. with short-term liquidity facilities. Once drawn these facilities bear normal credit risk.

The liquidity facilities, provided to Mont Blanc are EUR 1,173 million (2017: EUR 1,139 million). The drawn liquidity amount is nil as at 31 December 2018 (2017: nil).

The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the SPV subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

4. Unconsolidated Securitisation programme

In 2013 ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a newly established special purpose entity (SPE). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. The derecognition did not have a significant impact on net result. Following this transfer ING continues to have two types of on-going involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory requirements that significantly impact the transaction. The fair value of the swap held by ING at 31 December 2018 amounted to EUR-33 million (2017: EUR-41 million); fair value changes on this swap recognised in the statement of profit or loss in 2018 were EUR 8 million (2017: EUR-36 million). Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2018 amounted to EUR 2 million (2017: EUR 2 million). The cumulative income recognised in profit or loss since derecognition amounts to EUR 13 million.

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

ING Group offers various investment fund products to its clients. ING Group does not invest in these investment funds for its own account nor acts as the fund manager.

51 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, associates, joint ventures, key management personnel, and various defined benefit and contribution plans. For post-employment benefit plans, reference is made to Note 37 ‘Pension and other postemployment benefits’. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. All transactions with related parties took place at conditions customary in the market. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Subsidiaries

Transactions with ING Groep N.V.'s main subsidiaries
	2018	2017[1]
Assets	34,902	21,277
Liabilities	140	377

Income received	629	472
Expenses paid	26	26

1 Amounts have been restated to conform to the current year presentation.

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 49 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation.

Assets from ING’s subsidiaries mainly comprise long-term funding. Liabilities to ING’s subsidiaries mainly comprise short-term deposits.

Associates and joint ventures

2018 ING Group Annual Report on Form 20-F	F - 134

Notes to the Consolidated financial statements

Transactions with ING Group’s main associates and joint ventures
	Associates		Joint ventures
	2018	2017	2018	2017
Assets	54	120		9
Liabilities	98	86	1	5
Off-balance sheet commitments	120	92		1

Income received	2	8
Expenses paid		6

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business.

Key management personnel compensation

Transactions with key management personnel (Executive Board, Management Board Banking and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report included in the annual report. The relevant sections of the remuneration report therefore form part of the financial statements.

In 2018 and 2017, three members of the Executive Board of ING Groep N.V. were also members of the Management Board Banking. The members of the Management Board Banking are considered to be key management personnel and their compensation is therefore included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)
	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
2018 in EUR thousands
Fixed Compensation
– Base salary	4,157	3,672	7,829
– Collective fixed allowances [2]	1,191	990	2,181
– Pension costs	78	103	181
– Severance benefits[3]	602		602
Variable compensation[4]
– Upfront cash
– Upfront shares
– Deferred cash
– Deferred shares
– Other
Total compensation	6,028	4,765	10,793

1   Excluding members that are also members of the Executive Board of ING Groep N.V

2   The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 105,075.

3   Following the settlement agreement and in consultation with the Supervisory Board, the CFO stepped down from his position as member of the Executive Board of ING Group on 7 February 2019. In line with applicable regulations a severance payment was granted. The Supervisory Board has set the severance pay at a level of 50% of fixed annual pay.

4   No variable remuneration for 2018, as the members of the Executive Board and Management Board Banking volunteered to forfeit their entitlement to variable remuneration immediately, following the settlement agreement with the Dutch Public Prosecution Service as announced by ING on 4 September 2018.

2018 ING Group Annual Report on Form 20-F	F - 135

Notes to the Consolidated financial statements

Key management personnel compensation (Executive Board and Management Board Banking)
	Executive Board of ING Groep N.V. [1]	Management Board Banking[2,3]	Total
2017 in EUR thousands
Fixed Compensation
– Base salary	4,399	3,772	8,171
– Collective fixed allowances [4]	1,418	1,180	2,598
– Pension costs	96	118	214
– Severance benefits	1,204		1,204
Variable compensation
– Upfront cash		463	463
– Upfront shares	226	485	711
– Deferred cash		694	694
– Deferred shares	339	728	1,067
– Other
Total compensation	7,682	7,440	15,122

1   In 2017 two members left and two members joined the Executive Board. The table includes their compensation earned in the capacity as Board members.

2   Excluding members that are also members of the Executive Board of ING Groep N.V..

3   In the Management Board Banking, excluding the Executive Board members, one member left and one member joined in 2017. The table includes their compensation earned in the capacity as Board members.

4   The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 103,317.

Key management personnel compensation (Supervisory Board)
in EUR thousands	2018	2017
Total compensation	1,032	1,022

The table above shows the fixed remuneration, expense allowances and attendance fees for the Supervisory Board for 2018 and 2017.

Loans and advances to key management personnel
	Amount outstanding 31 December		Weighted average interest rate		Repayments
in EUR thousands	2018	2017	2018	2017	2018	2017
Executive Board members	2,681	2,681	1.8%	1.8%
Management Board Banking	550	550	2.3%	2.3%
Supervisory Board members
Total	3,231	3,231

Number of ING Groep N.V. shares and stock options to key management personnel
	ING Groep N.V. shares		Stock options on ING Groep N.V. shares
in numbers	2018	2017	2018	2017
Executive Board members	226,639	202,357	68,467	174,318
Management Board Banking	159,393	112,342	27,240	37,415
Supervisory Board members	54,065	172,734		113,385
Total number of shares and stock options	440,097	487,433	95,707	325,118

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss, except for key management personnel employed by entities that are presented as held for sale and discontinued operations in which case their compensation is included in the Total net result from discontinued operations.

Remuneration of the Executive Board and Management Board Banking is recognised in the statement of profit or loss in Staff expenses as part of Total expenses. The total remuneration of the Executive Board and Management Board Banking as disclosed in the table above includes all variable remuneration related to the performance year 2018. Under IFRS, certain components of variable

2018 ING Group Annual Report on Form 20-F	F - 136

Notes to the Consolidated financial statements

remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2018 and included in Total expenses in 2018, relating to the fixed expenses of 2018 and the vesting of variable remuneration of earlier performance years, is EUR 12 million.

52 Subsequent events

There are no subsequent events to report.

2018 ING Group Annual Report on Form 20-F	F - 137

Notes to the Consolidated financial statements

53 Risk Management

ING Group Risk Management

As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. ING operates through a comprehensive risk management framework and integrates risk management in its daily business activities and strategic planning. This promotes the identification, measurement and control of risks at all levels of the organisation so that ING Group’s financial strength can be safeguarded. Taking measured risks is the core of ING’s business.

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

The Risk Management section describes the key risks that arise from ING’s business model. It explains how the risk management function is embedded within the organisation based on the ‘three lines of defence’. The key risks resulting from the bank’s business model are managed by dedicated risk management departments, with various specific areas of expertise. The risk management section provide qualitative and quantitative disclosures about credit, market, liquidity and funding, business, operational and compliance risks.

Basis of disclosures

The risk management section is part of the notes to the consolidated financial statements in which the nature and the extent of the risks as required by IFRS-EU standards are disclosed. This section also includes additional disclosures beyond those required by IFRS-EU standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk and capital data that differs to the accounting basis of measurement. Examples of such differences include the exclusion of accrued interest and certain costs and fees from risk and capital data, and timing differences in exposure values (IFRS 9 models report ECL on underlying exposures). Disclosures in accordance with Part Eight of the CRR and CRD IV, and as required by the supervisory authority, are published in our ‘Additional Pillar III Report’, which can be found on our corporate website ing.com.

Purpose and business model

The purpose of ING’s risk management function is to support the ambition of ING to be the primary bank for our customers, empowering the business through an integrated enterprise-wide risk management platform. The following principles support this purpose:

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

•          Delegated authorities are consistent with the overall bank strategy and risk appetite; and

•          Transparent communication is provided to internal and external stakeholders on risk management.

Risk governance

Effective risk management requires firm-wide risk governance. ING’s risk and control structure is based on the ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities in such a way that the execution of tasks is separated from the control of the same tasks. At the same time, they have to work closely together to identify, assess, and mitigate risks. This governance framework is designed such that risk is managed in line with the risk appetite as approved by the Management Board Banking (MBB), the EB and the SB, and is cascaded throughout ING. The MBB is composed of the Executive Board of ING Group and the heads of the business lines.

The heads of ING’s business lines and their delegates form the first line of defence and have primary accountability for the performance, operations, compliance, and effective control of risks affecting their respective businesses. They originate loans, deposits, onboard clients, monitor transactions and other products within applicable frameworks and limits, they need to know ING’s customers and are best-positioned to act in both the customers’ and ING’s best interest. The COO is responsible for proper security and controls on global applications and IT-platforms servicing the Bank.

The second line of defence consists of oversight functions (a.o. Finance, Legal, HR, Risk) with a major role for the risk management organisation headed by the Chief Risk Officer (CRO). Risk Management is responsible for (i) the development of overall policies and guidance, (ii) objectively challenge the execution, management, and control processes and (iii) coordinate the reporting of risks and controls by the first line of defence. It also has an escalation/veto power in relation to business activities that are judged to present unacceptable risks to ING.

2018 ING Group Annual Report on Form 20-F	F - 138

Notes to the Consolidated financial statements

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

•          The SB is responsible for supervising the policy of the EB and the MBB, the general course of affairs of ING Group, ING Bank and its business (including its financial policies and corporate structure). For risk management purposes the SB is advised by two of its sub-committees:

·        The Audit Committee, which assists the SB in monitoring the integrity of the financial statements of ING Group and ING Bank, in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING's internal and external auditors; and

·        The Risk Committee, which assists and advises the SB in monitoring the risk profile and approving the overarching risk appetite of the company as well as the structure and effective operation of the internal risk management and control systems.

•          The EB is responsible for managing risks associated with all activities of ING Group, whereas the MBB is responsible for managing risks associated with all activities of ING Bank. The EB and MBB responsibilities include ensuring that internal risk management and control systems are effective and that ING Group and ING Bank comply with relevant legislation and regulations. On a regular basis, the EB and MBB report on these issues and discuss the internal risk management and control systems with the SB. On a quarterly basis, the EB and MBB report on ING’s risk profile versus its risk appetite to the Risk Committee, explaining changes in the risk profile.

2018 ING Group Annual Report on Form 20-F	F - 139

Notes to the Consolidated financial statements

As a member of the EB and the MBB, the CRO ensures that risk management issues are heard and discussed at the highest level. The CRO steers a risk organisation both at head-office and business-unit levels, which participates in commercial decision-making, bringing countervailing power to keep the agreed risk profile within the risk tolerance. Every quarter, the CRO reports to the SB committees on ING’s risk appetite levels and on ING’s risk profile. In addition, the CRO briefs the SB committees on developments in internal and external risk related issues and ensures the SB committees understand specific risk concepts.

Executive level

The key risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:

•          Global Credit & Trading Policy Committee (GCTP) discusses and approves policies, methodologies, and procedures related to credit, trading, country, and reputation (Environmental and Social Risk or ESR) risks. The GCTP meets on a monthly basis. In addition, the Credit & Trading Risk Policy Committee (CTRC) is the highest level body, with the exception of the GCTP and the Management Board Banking, authorised to discuss and approve policies, methodologies, and procedures related to Credit Risk;

•          Global Credit Committee – Transaction Approval (GCC(TA)) discusses and approves transactions which entail taking credit risk (including investment risk), country, legal, and ESR risk. The GCC(TA) meets twice a week;

•          Asset and Liability Committee Bank (ALCO Bank) discusses and steers, on a monthly basis, the overall risk profile of all ING Bank’s balance sheet and capital management risks. ALCO Bank discusses and approves policies, methodologies and procedures regarding solvency, market risk in the banking book and funding and liquidity risks;

•          Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the Non-Financial Risk Management Framework including Operational Risk Management, Compliance and Legal policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (incl. major changes) for risk identification, measurement, mitigating and monitoring/ reporting. The minimum frequency of the NFRC Bank is quarterly; and

•          The Model Risk Management Committee (MoRMC) has been established to align overall model strategy, model risk appetite, supporting model frameworks, policies and methodologies.

Regional and business unit level

ING’s regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational and compliance risks) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses in order to comply with procedures and processes at the corporate level. The implementation is adapted to local requirements, if necessary. The regional and/or business unit CROs are involved in these activities. The local (regional and BU) CRO is responsible for the analysis, control and management of risks across the whole value chain (from front to back office). The local risks are discussed in local risk committees that roll-up to the key risk committees at executive level. To assess client integrity risk, local Client Risk Integrity Committees (CIRCs) have been set-up. These CIRCs have a final decision on client acceptance or client off-boarding, from a risk-based perspective, in the areas of Financial Economic Crime (FEC), FATCA, Common Reporting Standards (CRS) and ESR.

Risk management function

Organisational structure

Over the past years, banks have been faced with regulatory and public pressure with regard to their risk management policies, processes, and systems. New requirements and regulations have been introduced and implemented. To be able to effectively address these internal and external (market and regulatory) developments and challenges, ING regularly reviews the set-up of its risk-management organisation to better support the Bank’s Think Forward strategy and enhance the interconnectedness of the risk oversight responsibilities in the business units with the global risk functions.

Currently, the global risk function has a two-tier governance structure. The risk officers in Tier 1 focus more on risk management within the local unit and the risk officers in Tier 2 focus on setting risk appetite, policies and monitoring the work in Tier 1 (i.e. more responsibility in managing its own risk issues, and determining and putting in place adequate controls). The organisation chart illustrates the reporting lines in 2018 for the risk organisation:

2018 ING Group Annual Report on Form 20-F	F - 140

Notes to the Consolidated financial statements

Risk policies, procedures and standards

ING has a framework of risk management policies, procedures, and minimum standards in place to create consistency throughout the organisation, and to define requirements that are binding to all business units. The goal of the governance framework of the local business units is to align with ING’s framework and to meet local (regulatory) requirements. Senior management is responsible for the implementation and adherence to policies, procedures and standards. Policies, procedures, and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in requirements, markets, products and practices.

Internal Control Framework

ING has organised its Internal Control Framework (ICF) with the objective to improve balance of head office policy and standard setting versus local implementation efforts in line with the Think Forward strategy (empowering countries) and as such support and promote an effective risk and control environment. The framework includes binding principles, definitions, process steps and roles and responsibilities to create consistent bank-wide policies and standards.

The scope of ICF is the development and maintenance or update of global internal control documents: policies, minimum standards, product control frameworks, support control frameworks and process-related control standards. These global documents are designed by head office functions, that entities and support functions have to adhere to. Domain ownership of policies and minimum standards is with the 2nd Line of Defence, whereas product and support control frameworks are owned by the 1st Line of Defence and are approved by 2nd line of Defence. Process control standards can be owned by both 1st and 2nd Line of Defence, related to the underlying processes involved.

Domain owners are responsible for a specific risk domain and aim that their internal policies and standards do not overlap with other documents. The ICF aims for  single testing for multiple purposes meaning that the same control should not have to be tested more than once for different functions. This means that the test results of one control can be used for more than one sign-off.

The principal role of the independent ICF gatekeeper function is that of a quality assurance role and provide advice for approval to the SB, EB, MBB and NFRC Bank. The ICF gatekeeper challenges the alignment of the internal control documents with the agreed methodology and taxonomy and verifies that the process of development and communication of internal control documents is executed in adherence to the process as described below and is a guardian of the ICF binding principles.

The process of developing internal control documents is standardised for each type of internal control document. Domain owners should adhere to the standardised process, that includes the following steps: domain owner identification, risk-based approach, impact assessment, approval body and involvement of local entities for sounding on key and expected controls. The gatekeeper oversees the steps above.

All policies, procedures and control standards are published on ING’s intranet and new and updated documents are periodically communicated by means of a policy update to all country Chief Executive Officers (CEO’s) and to heads of business departments.

Risk model governance and validation

Risk models are built according to ING’s internal risk modelling methodology standards and model life cycle. After the review and documentation of each model by the Model Development (MD) and Model Risk Management (MoRM) departments, dedicated risk committees approve new and changed models. After approval by the applicable risk committee, and where necessary by the

2018 ING Group Annual Report on Form 20-F	F - 141

Notes to the Consolidated financial statements

regulator, the risk model is implemented. In addition, MoRM re-validates models on a regular basis. Validation results and capital impacts are reported on a quarterly basis to senior management, the risk committees, and to the supervisor.

The MoRM department is one of the cornerstones of ING’s risk model governance. The department sets and maintains a model risk framework containing the (1) governance setting the responsibilities, (2) the model risk appetite, (3) model risk management policies and standards as well as (4) the model management inventory and tooling. MoRM monitors global model risk and model performance.

Last but not least, the validation teams provide independent model validation which starts with the determination that a model is appropriate for its intended use followed by an on-going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation and when significant changes to the model are made. The validation process contains a mix of developmental evidence assessment, process verification and outcome analysis. When model validation identifies model risks, it provides recommendations to address those.

Risk culture

The reputation and integrity of ING’s organisation are core elements to operate successfully in the financial world. ING’s risk culture promotes awareness of collectively shared values, ideas and goals, but also of potential threats and aligns the individual performance objectives with the short- and long-term strategy. ING therefore aims to make risk responsibilities transparent within the different levels of the organisation and hold every employee accountable for his/her actions.

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

To support the further embedding of risk culture into business practices, ING has initiated different programmes and issued several guidelines. Risk awareness is to be alert to potential threats that can occur during day-to-day business, which can be specific to the sector, the region or the clients ING is doing business with. Part of the training curriculum to increase risk awareness is the Promoting Integrity Programme (PIP), which is a long-term, global, educational, and behavioural change programme supported by the EB and MBB for all ING employees. With the programme, ING aims to gain a sound risk culture and that every employee in every part of the organisation understands how his/her actions and behaviour can help earn and retain customer and stakeholder trust. Additional modules with topics such as ‘Data@Risk’ (on dealing with data), ‘Let’s speak up’ and a KYC awareness module were added to the programme in 2018. To enhance risk awareness, these topics are discussed between managers and employees through dialogue sessions that managers organise within their teams to create a clear and consistent understanding of each subject. The endorsement from the executive level and the emphasis on communication strengthen the culture.

In addition to the above, a new Centre of Excellence (CoE) on Behavioural Risk was recently set up. The purpose of this CoE is to strengthen ING’s management of risks by assessing behaviours within our organisation that could potentially impact our reputation and performance. This CoE will be responsible for carrying out assessments on risk behaviour to identify, analyse and intervene in high-risk behaviours. These Behavioural Risk Assessments (BRAs) aim to accomplish the same objective: to assess the risk culture within ING and to provide support in improving if needed.

In the Netherlands, employees of all financial institutions – and that includes ING – are required to take the Banker’s Oath. This legal requirement came into force on 1 April 2015 as part of the joint approach from all banks, known as ‘Future-oriented Banking.'

The introduction of social regulations, the revision of the Dutch Banking Code, and the implementation of a Banker’s Oath (with the associated rules of conduct and disciplinary law), are a way for Dutch banks to show society what they stand for and are accountable for, as both individual banks and as a sector.

Lastly, ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING’s compensation and benefits policies and its relation to the risk taken, please refer to the “Capital Requirements Regulation (CRR) Remuneration disclosure” published on the corporate website ing.com. https://www.ing.com/About-us/Annual-reporting-suite.htm

2018 ING Group Annual Report on Form 20-F	F - 142

Notes to the Consolidated financial statements

Risk profile

This chart provides high level information on the risks arising from ING’s business activities.

Risk cycle process

ING uses a step-by-step risk management approach to monitor, mitigate, and manage its financial and non-financial risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment, risk control, risk monitoring, and risk reporting. In short, this implies: determining what the risks are, assessing which of those risks can really do harm, taking mitigating measures to control these risks, monitoring the development of the risk and if measures taken are effective, and reporting the findings to management at all relevant levels to enable them to take action when needed.

The recurrence is twofold. Firstly, the identification, assessment, review, and update of mitigating measures are done periodically. Secondly, the periodic monitoring exercise may indicate emerging risks, known risks that are changing, risk levels that are changing, or that current control measures are not effective enough. Further analyses of these findings may result in renewed and more frequent risk identification, and/or assessment, and/or change of mitigating measures.

2018 ING Group Annual Report on Form 20-F	F - 143

Notes to the Consolidated financial statements

Risk identification

Risk identification is a joint effort of the commercial business and the risk management functions. Its goal is to detect potential new risks and determine changes in known risks. Regular risk identification is essential for effective risk management. Potential risks that are not identified, will not be controlled and monitored and may lead to surprises later. Known risks may have changed over time and as a consequence the existing mitigating measures and monitoring may be inadequate or obsolete.

Risk identification is performed periodically. In case of material internal or external change, additional ad-hoc risk identification can be performed.

Risk assessment and control

Each identified risk is assessed to determine the importance, or risk level. This enables ING to decide which of the identified risks need control measures and how strict or tolerant these measures should be. Known risks are re-assessed to either confirm the risk level or detect change.

The importance of a risk is assessed based on the likelihood the risk materialises and the subsequent financial or reputational impact that may occur should the risk arise. Unlikely risks with a potentially high impact need to be controlled. A risk that is likely to happen regularly, but is expected to have a modest financial impact, may not be mitigated and have the consequences accepted based on the decision of business management.

Risks can be controlled by mitigating measures that either lower the likelihood the risk occurs or that lower the impact when they occur. The ultimate measure to lower risk is to stop the activity or service that causes the risk (risk avoidance). Risk controlling and mitigating measures are defined and maintained at both the bank wide and local level.

Monitoring and reporting

By monitoring the risk control measures, ING checks if they are executed, complied with, have the expected mitigating effects and follow the development of the risks and their risk levels. Risk reporting provides senior and local management with information needed to manage risk.

Risk Appetite Framework

The ING Group Risk Appetite Framework (RAF) combines regulatory requirements, bottom-up risk identification and assessment with the ING’s risk ambitions to set several overarching Risk Appetite Statements. The ING RAF is embedded in the ING’s planning process via Risk Appetite Statements that are used as a boundary for setting ING’s strategic and financial planning. An assessment how these plans compare vis-à-vis these boundaries is part of the quarterly review cycle of the Dynamic Planning (DP) process. In this planning process, overseen by the EB/MBB, detailed budgetary targets and objectives are set on a rolling three year basis.

2018 ING Group Annual Report on Form 20-F	F - 144

Notes to the Consolidated financial statements

Process

The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation. The RAF is approved by the SB on an annual basis, or more frequently if necessary, based on their quarterly review in the EB, the MBB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile and is a function of the capital and liquidity levels and ambitions, the regulatory environment, and the economic context. The set of limits used are split based on the approval level needed for them. The limits that need SB approval are called Boundary and the underlying metrics supporting the boundaries which need EB and MBB approval are called instruments.

Step 1. Identify & assess ING’s key risks

Setting the RAF starts with a multi-dimensional step to identify and assess the risks ING is facing when executing its strategy, including detecting unidentified risks that are not yet controlled within ING’s risk management function & assess their potential impact; benchmarking current risk framework versus regulatory developments; re-assessing known risks to confirm risk level or detect potential changes; and reflecting on the current set of Risk Appetite Statements.

ING has the ambition to be and remain a strong bank, resilient to possible adverse events on a standalone basis, and able to address such developments based on its own strengths and resources. To be able to execute the strategy, ING has formulated the following risk and capital targets:

2018 ING Group Annual Report on Form 20-F	F - 145

Notes to the Consolidated financial statements

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

Step 2. Set Risk Appetite Framework

Based on ING’s risk assessment and risk ambition, specific targets are set for both financial and non-financial risks. For financial risks, ING expresses its risk appetite as a tolerance from which key ratios may deviate from their target levels where the high level risk ambition is translated into quantitative targets for solvency risk, concentration risk, business risk and funding & liquidity risk, whereas for non-financial risks, to assess that the organisation’s actual risk exposure is commensurate with its strategic objectives and that exposure beyond the tolerance risk levels is timely identified and acted upon.

Step 3. Cascade into statements per risk type and business unit

The bank wide risk appetite is translated per risk type, which is further cascaded down into the organisation to the lowest level. Risk appetite statements are then translated into dedicated underlying risk limits which are used for the day-to-day monitoring and management of ING’s risks. The suite of risk appetite statements serve as inputs for the MTP process as well as for the establishment of key performance indicators and targets for senior management.

Step 4. Monitor and manage underlying risk limits

In order to verify that it remains within the risk appetite framework, ING reports its risk positions vis-à-vis its limits on a regular basis to senior management committees. The Quarterly Risk Update reflecting the exposure of ING against the risk appetite targets is submitted quarterly to the EB and the MBB and to the (Risk Committee of the) SB.

Stress testing

Stress testing is an important risk management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of plausible but severe stress scenarios on ING’s capital and liquidity position. Stress tests provide insights into the vulnerabilities of certain portfolios, with regards to adverse macroeconomic circumstances, stressed financial markets, and changes in the (geo)political climate.

Types of stress tests

Within ING, different types of stress tests are performed. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for all the relevant macroeconomic and financial market variables in all countries relevant to ING. These assumptions usually follow a qualitative narrative that provides a background to the scenario. In addition to firm-wide scenario analyses, ING executes scenario analyses for specific countries or portfolios. Furthermore, sensitivity analyses are performed, which focus on stressing one or more risk drivers; usually without an underlying scenario narrative. Finally, ING performs reverse stress tests, which aim to determine scenarios that could lead to a pre-defined severe adverse outcome.

Process

The stress testing process of ING consists of several stages, which are:

•          Risk identification & risk assessment: It identifies & assesses the risks ING or the relevant entity is facing when executing its strategy based on the current and possible future economic, political, regulatory and technological environment. It provides a description of the main risks related to the nature of ING’s business, activities and vulnerabilities.

•          Scenario definition & parameterisation: Based on the outcome of the previous step, a set of scenarios should be determined where the relevant scope and set of risk drivers is determined for each scenario, as well as the severity, the key assumptions and input parameters. The output of this phase includes a quantitative description of the stress scenarios to be analysed, the relevant output metrics and, when applicable, a narrative description.

•          Impact calculation and aggregation: Based on the quantitative description of the stress scenarios determined in the previous step, the impact is determined for the relevant scenario, scope and horizon. The impact calculation and aggregation can be part of a recurring process or are part of a specific process set-up for one-off stress tests.

•          Scenario reporting: For each stress test, a report is prepared after each calculation which describes the results of the scenario, gives a recap of the scenario and its main assumptions and parameters. It is complemented, if needed, with an advice for management action based on the stress testing results.

•          Scenario control & management assessment: Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.

Methodology

Detailed and comprehensive models are used to calculate the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific and use different macroeconomic and market variables as input variables. The calculations are in line

2018 ING Group Annual Report on Form 20-F	F - 146

Notes to the Consolidated financial statements

with the IFRS9 calculations and standards integrated in January 2018. The stress testing models are subject to review by the Model Risk Management department.

Regulatory environment

After the turmoil in the financial markets and the subsequent need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. This has resulted in more stringent regulations intended to avoid future crises in the financial system and taxpayer’s aid in the future.

Basel III revisions, CRR/CRD IV and upcoming regulations

In Europe, some changes are currently made to the CRR/CRD IV, among others the formal introduction of the Leverage Ratio and of Pillar 2 Guidance. This will be implemented in EU regulation through the CRR II / CRD V, which is expected to be formalised in the first half of 2019. Next to this, in December 2017, the Basel III revisions were formally announced by the Basel Committee on Banking Supervision (BCBS). These new prudential rules for banks consist of a revision to the standardised approach to credit risk, the introduction of a capital floor based on standardised approaches, the use of internal models, the limitation of options for modelling operating risks, and new rules for the establishment of risk-weighted items and unused credit lines at the banks. In Europe, this will be implemented through the CRR III / CRD VI in the coming years. With this long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up.

Principles for Effective Risk Data Aggregation and Risk Reporting

The BCSB239 principles are applied in the group risk data and risk reporting chain. In addition, the principles are incorporated in ING’s bank-wide internal control framework. This framework is rolled-out bank-wide, expanding the application of the principles to key local entities (including D-Sibs) and expanding the application to regulatory reporting. ING considers BCBS239 principles as part of its continuous improvement initiatives such that the key risk data aggregation and reporting practices align with the BCBS239 principles.

Targeted Review of Internal Models

In order to make capital levels more comparable and to reduce variability in banks’ internal models, the European Central Bank (ECB) introduced the Targeted Review of Internal Models (TRIM) in June 2017 to assess the reliability and comparability between banks’ models. The TRIM aims to create a level playing field by harmonising the regulatory guidance around internal models with the ultimate goal to restore trust in European banks’ use of internal models. The TRIM is expected to be finalised at the end of 2019 and could impact ING through more stringent regulation on internal models as well as increases of RWA.

Top and emerging risks

The risks listed below are defined as material existing and emerging risks that may have a potentially significant impact on our financial position or our business model. They may have a material impact on the reputation of the company, introduce volatility in future operation results, or impact ING’s medium and long-term strategy including the ability to pay dividends, maintain appropriate levels of capital or meet liquidity and funding targets. An emerging risk is defined as a risk that has the potential to have a significant negative effect on our performance, but whose impact on the organisation is currently more difficult to assess than other risk factors that are not identified as emerging risks.

The topics have emerged either as part of the annual Risk Assessment that is performed as part of the Stress Testing Framework and the Risk Appetite Framework. The sequence in which the risks are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

During 2018, several changes were made to our top and emerging risks. The top risks in 2018 are still related to cybercrime, Brexit negotiations, trade-restrictive measures and persistent low interest rates in Eurozone. Also, climate change risk remains an emerging risk, reflecting the impact a deterioration of the climate may have for the financial position and/or reputation of ING.

Macroeconomic developments

The economic environment was marked in 2018 by accelerated economic growth in the United States, driven by fiscal stimulus, while it slowed in UK in light of continued uncertainty about the UK’s future with the EU. In the Eurozone, the economic momentum slowed but remained strong. Further, trade-restrictive measures were also sources of uncertainty. The persistence of a low interest rate environment in Europe, where central banks held their rates at very low and even negative levels in some countries, negatively impacted short-term as well as long-term market rates. The persistence of both low interest-rate levels and the small difference between short and long-term rates impact ING’s net interest income.

The decision of the United Kingdom and EU to agree regarding leave the European Union (‘Brexit’) remains a major political and economic event that continues to effect sentiment. Brexit negotiations took place throughout 2018 and the year ended without an agreement on how the UK would leave the EU. ING continued to take steps throughout 2018 to prepare for various options, such as applying for a banking licence in the UK, taking actions for contract continuity and working to establish alternatives in the EU for those euro clearing activities that are expected to move from London following Brexit. Economic growth in the UK has slowed against a background of continued uncertainty about the future relationship with the European Union. Although ING has activities in the UK

2018 ING Group Annual Report on Form 20-F	F - 147

Notes to the Consolidated financial statements

through the Wholesale Banking (WB) business line, no material asset quality deterioration following the Brexit decision has taken place.

Furthermore, pessimism about macro-economic developments such as economic and geo-political situation in Turkey and a looming trade war between the US and China unsettled financial markets and dampened consumer confidence in 2018. The trade-restrictive measures negatively affected the economic growth in some key emerging markets (a.o. China). Further uncertainty about the forthcoming budget in Italy led to a considerable increase in sovereign spreads and potential economic recession. In this perspective, ING continued to carefully monitor international developments.

Cybercrime

Cybercrime remains a continuous threat to companies in general and to financial institutions specifically. Both the frequency and the intensity of attacks increase on a global scale. Threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and Ransomware have intensified worldwide. ING builds on its cybercrime resilience through its dedicated Cyber Crime Expertise and Response Team, further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Additional controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously reassessed against existing and new threats.

ING also works on strengthening its global cybercrime resilience including strong collaboration against cybercrime with the financial industry, law enforcement authorities, government (e.g. National Cyber Security Center) and Internet Service Providers (ISPs).

Climate change risk

The climate is changing and this is an unparalleled challenge to our world. The causes of climate change are complex but ING understands that it is attributed directly or indirectly to anthropogenic factors. As a financial institution, ING too has a responsibility to address climate-related risks which may affect our clients or ING.

ING can play a role in financing solutions to climate change. In addition to investing billions of euros in wind farms, solar energy and geothermal power production to support the energy transition, ING will not only stop providing lending services to new coal-fired power plants and coal mines but also accelerate the reduction of financing to thermal-coal power generation to close to zero by 2025. Decisions like this have been informed by energy transition risk assessment as well as our own internal climate ambition to steer our portfolio towards the goals of the Paris Agreement.

There are physical risks associated with climate change such as those caused by changes in the frequency of extreme weather and rising sea levels. Climate-related damage resulting from storms, hail and rain may not be insured in many regions and countries of the world where ING or its clients may have business interests. There are also risks inherent to the transition to a low-carbon economy and/or resulting from the implementation of the Paris Accord. These may impact the financial sector as a result of transition policy and technological developments. The market for green finance is also changing, creating new opportunities and threats. ING is working to improve its understanding of physical and transition risks related to climate change. We are increasingly aware of these risks and are taking steps in the right direction. For example, ING already announced plans to achieve “greener” commercial real estate and mortgage portfolios. Another example is the development of the Terra approach, where ING’s sector portfolios are compared with relevant climate scenarios to identify gaps and inform strategy, will greatly contribute to this process.

In order to have board-level oversight of strategic climate-related risk and opportunity management, in 2018, ING established the Climate Change Committee (CCC). This executive committee is chaired by ING’s CRO and co-chaired by the board member responsible for Wholesale Banking. The CCC governs ING’s climate-related risk and opportunity management, strategy and target-setting for the Group.

Credit risk

Introduction

Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in ING's lending, financial markets and investment activities. The credit risk section provides information on how ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk perspective.

Governance

Credit risk is a Tier 1 level risk function within ING and is part of the second line of defence. It is managed within the CRO organisation by regional and/or business unit CROs, focusing on specific risks in the geographical and/or business areas of their responsibilities. These are the CRO Wholesale Banking (WB), CRO Challengers & Growth Markets (C&G), CRO Netherlands and CRO Belgium. The Financial Risk department is a Tier 2 level risk function, which has oversight at a consolidated level and is responsible for risk appetite setting, risk frameworks, model development and policies.

2018 ING Group Annual Report on Form 20-F	F - 148

Notes to the Consolidated financial statements

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

Credit analysis at portfolio level is monitored using metrics such as economic capital, regulatory capital, exposure at default (EAD), probability of default (PD) and loss given default (LGD). To target effective use of ING’s capital, the risk appetite is monitored and managed at the portfolio level. Credit analysis at the transactional level focuses on the risk amount, tenor, structure of the facility and profile of the borrower. ING’s credit risk managers make use of publicly available information, information provided by the client, transaction data of the client via ING account, peer group comparisons, industry comparisons and quantitative techniques.

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

The credit risk function encompasses the following activities:

·        Measuring, monitoring and managing credit risks in the bank’s portfolio;

·        Challenging and approving new and modified transactions and borrower reviews;

·        Managing the levels of provisioning and risk costs, and advising on impairments; and

·        Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities.

The following committees are in place to review and approve transactions and policies from a credit risk point of view:

·        The GCTP is authorised to approve policies, methodologies and procedures related to credit, trading, country and reputation risks on a high level for ING.

·        The GCC(TA) is mandated to approve transactions with credit risks.

·        The CTRC is authorised to approve policies, models, methodologies and procedures related to credit risk on a more detailed and operational level (with the exception of issues which are mandated to the GCTP).

·        The Model Development Committee (MDC) serves as a technical advisor to the CTRC and is a planning body for future model development. The committee has a delegated mandate to approve credit risk models which cover smaller portfolios.

·        The Model Risk Management Committee (MoRMC) has been established to align overall model strategy, model risk appetite, supporting model frameworks, policies and methodologies.

·        The ING Provisioning Committee (IPC) is the approval authority for loan loss provisions (LLP) for all entities.

Credit risk categories

Credit risk uses the following risk categories to differentiate between the different types of credit risk:

·        Lending risk: arises when ING grants a loan to a client, or issues guarantees on behalf of a client. This includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured as the accounting value of the financial obligation that the client has to repay to ING, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

·        Investment risk: is the credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the worst-case loss that ING may incur as a result of holding a position in underlying securities whose Issuer's credit quality deteriorates or defaults. All investments in the banking book are classified in the investment risk category. The primary purpose of ING’s investments in the banking books is for liquidity management.

·        Money market (MM) risk: arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. As such, money market deposits tend to be short-term in nature. In the event of a counterparty default, ING may lose the deposit placed. Money market risk is measured as the accounting value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

·        Pre-settlement (PS) risk: arises when a client defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange traded derivatives, Over The Counter (OTC) derivatives and securities financing transactions).

·        Settlement risk: is the risk that arises when there is an exchange of value (funds or instruments) for the same value date or different value dates and receipt is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty. ING manages settlement risk in the same way as other risks including a risk limit structure per borrower. Due to the short term nature (1 day), ING does not hold provisions or capital for specific settlement risk. Although a relatively low risk, ING increasingly uses DVP (Delivery versus Payment) and safe settlement payment techniques to reduce settlement risk.

2018 ING Group Annual Report on Form 20-F	F - 149

Notes to the Consolidated financial statements

For the reconciliation between credit risk outstandings categories and financial assets, refer to table below:

Reconciliation between credit risk categories and financial position
Credit risk categories	Mainly relates to:	Notes in the financial statements
Lending risk	-Cash and balances with central banks	Note 2 Cash and balances with central banks
	-Loans and advances to banks	Note 3 Loans and advances to banks
	-Loans and advances to customers	Note 7 Loans and advances to customers
	-Off-balance sheet items e.g. obligations under financial guarantees and letters of credit and undrawn credit facilities	Note 4 Financial assets at fair value through profit or loss
Note 5 Financial assets at fair value through other comprehensive income
Note 46 Contingent liabilities and commitments
Investment risk	-Debt securities	Note 4 Financial assets at fair value through profit or loss
	-Equity securities	Note 5 Financial assets at fair value through other comprehensive income
Note 6 Securities at amortised cost
Money market (MM) risk	-Cash and balances with central banks	Note 2 Cash and balances with central banks
	-Loans and advances to banks	Note 3 Loans and advances to banks
	-Loans and advances to customers	Note 7 Loans and advances to customers
Pre-settlement (PS) risk	-Financial assets at fair value through profit or loss (trading assets and non-trading derivatives)	Note 4 Financial assets at fair value through profit or loss
	-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)	Note 15 Financial liabilities at fair value through profit or loss
-Securities financing
Settlement risk	-Financial assets at fair value through profit or loss (trading assets and non-trading derivatives)	Note 4 Financial assets at fair value through profit or loss
	-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)	Note 15 Financial liabilities at fair value through profit or loss
	-Amounts to be settled	Note 11 Other assets
Note 17 Other liabilities

Credit Risk Appetite and Concentration Risk Framework

The credit risk appetite and concentration risk framework is designed to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of boundaries and instruments as described in the Risk Appetite Framework

Credit risk appetite and concentration risk boundaries and instruments are set and reviewed on an annual basis and require approval from the MBB, EB or SB.

Credit risk appetite statements

Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. The credit risk appetite is linked to the overall bank-wide risk appetite framework. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk appetite achieves:

·        Clarity about the credit risks that ING is prepared to assume, target setting and prudent risk management;

·        Consistent communication to different stakeholders;

·        Guidelines on how to align reporting and monitoring tools with the organisational structure and strategy; and

·        Alignment of business strategies and key performance indicators of business units to ING’s credit risk appetite by means of the Dynamic Planning.

Credit risk appetite is present across different levels within ING, at portfolio level as well as transaction level. The various credit risk appetite components at the portfolio and transaction levels together result in the credit risk appetite framework.

2018 ING Group Annual Report on Form 20-F	F - 150

Notes to the Consolidated financial statements

The credit risk appetite and concentration risk framework is composed of:

·        Country risk concentration: Country risk is the risk that arises due to events in a specific country (or group of countries). In order to manage the maximum country event loss ING is willing to accept, boundaries are approved by the SB that ensure ING’s consolidated 3-year average result before tax can absorb an estimated country event loss due to a country risk occurrence. The estimated level is correlated to the risk rating assigned to a given country. By means of instruments, actual country limits are set (each of which should not exceed the country’s boundary), reviewed monthly and updated when needed. In the case of countries with elevated levels of geopolitical or severe economic cycle risk, the monitoring is performed on a more frequent basis with strict pipeline and exposure management to protect ING from adverse impacts.

·        Single name and industry sector concentration: Using the same concepts of boundaries and instruments mentioned earlier, ING has established a concentration risk framework in order to identify, measure and monitor single name concentration and industry sector concentration (systemic risk).

·        Product and secondary risk concentration: In addition, ING has established a concentration framework to identify, measure and monitor product concentration and secondary risk.

·        Scenarios and stress tests: Stress testing evaluates ING’s financial stability under severe, but plausible stress scenarios, and supports decision-making that assures ING remains a financially going concern even after a severe event occurs. In addition to the bank-wide stress testing framework as described in the Risk Management section, ING performs regularly sensitivity analysis in order to assess portfolio risks and concentrations. These sensitivity analysis are consistent with the stress scenario established in the group wide credit risk appetite framework.

·        Product approvals: the product approval and review process is implemented to assess and manage risks associated with the introduction of new or modified products. It safeguards that sound due diligence is performed by relevant stakeholders and to have the relevant risks (credit, operational, compliance, etc.) adequately addressed in the Product Approval and Review Process (PARP).

·        Sector policies: being  detailed analyses of defined products and/or industries. They identify the major risk drivers and mitigants, the internal business mandate, and propose the minimum risk (including business) parameters – and potentially the maximum product and/or portfolio limit - to undertake that business. A sector policy is always prepared by the front office responsible for the internal business mandate and requires an approval from the designated approval authority. Sector policies may carry various names and/or may have geographical and/or business limitations (e.g. local vs global).

·        Reference benchmarks: being the maximum appetite of credit risk per legal one obligor group. It is expressed as a (benchmark) exposure at the concentration risk level, which corresponds to (maximum) internal capital consumption for credit risk. It is used as a reference amount in the credit approval process and can be waived on the basis of proper credit risk arguments.

·        Credit approval process: The purpose of the credit approval process is that individual transactions and the risk associated with these transactions are assessed on a name-by-name basis. For each type of client there is a dedicated process with credit risk managers specialised along the business lines of ING. The credit approval process is supported by a risk rating system and exposure monitoring system. Ratings are used to indicate a client’s creditworthiness which translates into a probability of default. This is used as input to determine the maximum risk appetite that ING has for a given type of client (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation) is a function of the risk rating of the client and ING’s credit risk exposure on the client.

Given the nature of the retail business, roles and responsibilities of the local credit risk policy are delegated to local retail credit risk management. However, the global retail risk policy prescribes no-go criteria and minimum standards for underwriting. Lending standards, including material changes to those standards, should be approved by the global head of retail risk.

Environmental and Social Risk Framework

ING makes a positive contribution to global economic growth and sustainable development by promoting responsible lending and investment practices. The ESR policy framework incorporates assessment tools that are used in ING’s mainstream processes and systems. It is therefore fully integrated into regular client and transaction reviews.

The ESR policy framework is reviewed every three years on the basis of significant changes identified in the sectors that are more vulnerable to environmental and social risks and impacts. In 2018, a full review of the ESR policy framework was conducted to achieve more clarity on the scope, governance and due diligence. This was done with the active participation of internal stakeholders (per industry sector) and guidance from external stakeholders (clients, peer banks and NGOs). The updated ESR policy framework is scheduled to be implemented in early Q2 2019, similar to the publication on ing.com.

Environmental and social risks for all lending transactions are reviewed during the periodic credit reviews. ESR transactions, where funds will be used for asset based finance, may require enhanced ESR due diligence e.g. application of the Equator Principles. Such enhanced ESR evaluation is also required for any high-risk transaction, such as those that impact indigenous people etc.

As the risk assessment activities are performed globally, each team involved must be familiar with ING’s environmental and social framework. Hence, ING makes a significant investment in internal training programs to help CDUs, front office and risk management staff in assessing environmental and social risks.

2018 ING Group Annual Report on Form 20-F	F - 151

Notes to the Consolidated financial statements

Credit risk models

Within ING, internal Basel compliant models are used to determine PD, EAD and LGD for regulatory and economic capital purposes. These models also form the basis of ING’s IFRS 9 loan loss provisioning (see “IFRS 9 models” below). Bank wide, ING has implemented around 100 credit risk models, for both regulatory capital and loan loss provisioning purposes.

There are two main types of PD, EAD and LGD models used throughout the Bank:

·        Statistical models are created where a large set of default or detailed loss data is available. They are characterised by a sufficient number of data points that facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available;

·        Hybrid models contain characteristics of statistical models combined with knowledge and experience of experts from risk management and front office staff, literature from rating agencies, supervisors and academics. These models are especially appropriate for ‘Low Default Portfolios’, where limited historical defaults exist.

Pre-settlement measurement models

For regulatory capital, pre-settlement (PS) exposure is calculated using a marked to market (MtM) plus regulatory-based add-on. For internal capital purposes ING uses a combination of the below mentioned methodologies to calculate its PS exposures:

·        MtM plus model based add-on approach: In this approach, the PS risk is calculated as the sum of the MtM of the trade and a model-based add-on. The MtM fluctuates through the life of the contract. The model-based add-on is product-specific, and takes into account the remaining time to maturity, profiling per time-buckets etc. Add-ons are updated with a frequency that takes into account major market changes. This methodology is used for pre-deal exposure assessment of all ING financial markets products. Furthermore, it is used for post-deal risk calculations in the case of financial markets portfolios that do not justify the computational efforts and costs associated with implementation of a Scenario Simulation approach;

·        Scenario Simulation approach (Monte Carlo approach): This approach is the more complex of the methods for PS risk calculations. It takes into account daily market conditions, including correlations between the risk factors and portfolio benefits. This Monte Carlo approach is currently used in ING for the largest volume of derivative products such as foreign exchange (FX) and interest rate derivatives.

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

Credit risk model governance

All PD, EAD and LGD models used for regulatory capital and for IFRS loan loss provisioning are built according to ING’s internal credit risk modelling methodology standards and model life cycle. After a model validation by Model Risk Management (MoRM), the Model Development Committee (MDC) advices the Credit & Trading Risk Committee (CTRC) on the final approval of the models. The model validation is focused on the following four key elements: process verification, conceptual soundness, outcome analysis and review of developmental evidence.. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CTRC have participation from senior credit risk management as well as the front office to ensure maximum alignment within the organisation. The capital impact from the implementation of approved models is reported to the ECB in a quarterly report. In addition, MoRM validates each model on a periodic basis. During such periodic validation, the model performance is analysed through back-testing and performance assessment. A five-grade colour footprint is assigned to each model during this time. If a model is considered insufficiently robust or if the back-testing indicates insufficient performance, then the model is re-calibrated or re-developed.

2018 ING Group Annual Report on Form 20-F	F - 152

Notes to the Consolidated financial statements

Credit risk rating process

In principle all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in CRR/CRDIV, ECB Supervisory Rules and EBA guidelines. This concerns all borrower types and segments.

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

The 22 grades are composed of the following categories:

·        Investment grade (Risk Rating 1-10);

·        Non-investment grade (Risk Rating 11-17);

·        Sub-standard (Risk Rating 18-19); and

·        Non-performing (Risk Rating 20-22).

The three first categories (1-19) are risk ratings for performing loans. The ratings are calculated in IT systems with internally developed models based on data which is either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a rating appeal process. Risk ratings for non-performing loans (NPL) (20-22) are set by the global or regional credit restructuring department. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading.

Risk ratings assigned to clients and reviewed, at least annually with the performance of the underlying models monitored regularly. Over 90% of ING’s credit exposures have been rated using one of the in-house developed PD rating models. Some of these models are global in nature, such as models for Large Corporates, Commercial Banks, Insurance Companies, Central Governments, Local Governments, Funds, Fund Managers, Project Finance and Leveraged Companies. While other models are more regional or country specific, such as PD models for Small Medium Enterprise (SME) companies in Central Europe, the Netherlands, Belgium, Luxembourg, as well as residential mortgage and consumer loan models in the various retail markets.

Rating Models for retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly or bi-monthly basis. Models for large corporates, institutions and banks are manually updated and are individually monitored on at least an annual basis.

IFRS 9 models

The IFRS 9 models determine expected credit loss (ECL) based on which collective loan loss provisions are determined. The IFRS 9 models leverage on the AIRB models (PD, LGD, EAD). For this purpose, regulatory conservatism is removed from the ECL parameters (PD, LGD and EAD). The IFRS 9 models apply two types of adjustments to the ECL parameters, namely 1) adjustment for economic outlook and 2) adjustment for lifetime horizon, the latter which is only applicable for stage 2 and stage 3 assets. The IFRS9 model parameters are estimated based on statistical techniques and supported by expert judgement..

Credit risk tools

Credit risk policies

ING’s credit risk policies outline the rules, roles and responsibilities, through the credit lifecycle. All credit risk policies are created according to policy development standards and reviewed on a regular basis. Each policy has a credit risk sponsor and is created in close consultation with various stakeholders within credit risk, front office and, where applicable, other corporate departments. All policies require approval by the CTRC and, where applicable, by the GCTP.

2018 ING Group Annual Report on Form 20-F	F - 153

Notes to the Consolidated financial statements

Credit risk systems and data standards

The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING is executed through promotion of single, common credit risk data standards and the integration into common credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop credit risk tools centrally. The philosophy is to use a single source of data, in an integrated approach that includes ING policy, the regulatory environment in which we operate, and the daily processes which are active throughout the group. Application to these three areas is the essential requirement to aim for high data quality standards and discipline. The customer-centric data model conforms to the three core business needs of ING:

·        To transact efficiently with our clients;

·        To be compliant with our internal and external obligations; and

·        To monitor the risks we undertake.

Data Governance and Data Quality

ING recognises that information and underlying data are assets that are key (together with people, processes and IT systems) to further develop its digital profile. Cooperation and mutual agreement on global data management roles and responsibilities in ING are critical success factors to meet this objective. As such ING has embraced multiple data management and governance initiatives triggered by internal and external stakeholders (e.g. Principles for Effective Risk Data Aggregation and Risk Reporting). In the Financial Risk and Risk COO departments, these principles are embedded in credit risk data management and enshrined within the Data Governance framework. The framework outlines roles and responsibilities relevant for the credit risk lifecycle and data quality assurance.

Credit risk data lifecycle

The credit risk data governance framework used by ING is based on the credit risk data lifecycle. The governance related to data delivery and exchange is described in various data agreements between data users and data suppliers.

The scope of credit risk data is the data set determined and assigned for ING’s external and internal reporting requirements as well as our credit risk modelling requirements. Principally, data can be categorised into one of the two following types:

·        Atomic data: the lowest level of detail and provides the base data for all data transformations. The guiding principles are that each data element is only input once, and has a clear data owner and ‘home’ system or database which is leading throughout all uses of that data element. From the data ‘home’, the data may then be redistributed to other systems or databases that may require that data in an automated Straight through Processing (STP) method. Depending on the need, the data may be transferred in real time, near real time, daily, weekly or monthly.

·        Derived data: data derived from other data elements (atomic or derived) as a result of data transformations such as credit risk models, calculations and aggregation. Derived data is hosted in the central credit risk system (Vortex).

A key component of credit risk data is that this data is continuously used throughout all the stages of the credit risk management cycle. By using and re-using data, there is a continuous incentive for all data providers and users to assure high standard data quality with regards to data delivery and data usage.

The credit risk data lifecycle describes the interlinked stages of the lifecycle from data definition to data usage as shown in the next figure:

·        Data Definitions: this process step aims that atomic and derived credit risk data terms have a single definition and definition owner throughout the organisation. It also facilitates that defined data is fit for the purpose it will be used for.

·        Capture: aims that atomic data is captured by business units and is available for exchange according to pre-agreed standards and specifications.

·        Exchange: purpose of this step is that data exchange is executed as agreed between data owner and data user.

·        Processing & Calculation: processes delivered atomic data and uses it to calculate credit risk derived data. The outcome of this stage is used as an input for credit risk data aggregation in, for example, risk reporting.

·        Data Usage: facilitates data aggregation and usage such that it is fit for multiple purposes e.g. modelling, regulatory and statutory reporting. Data usage or distribution is facilitated according to the agreed purpose and data confidentiality, protection, security and retention rules.

2018 ING Group Annual Report on Form 20-F	F - 154

Notes to the Consolidated financial statements

·        Data Quality Assurance: establishes data quality management with the primary focus on how credit risk data quality is managed throughout the credit risk data lifecycle. It covers the data quality cycle, data quality criteria and relevant activities through the stages.

The data quality cycle consists of four stages: define, implement, monitor and improve. During the data definitions step, data quality rules are determined. Having set the definitions, local data quality rules are implemented in the source systems, and both successively and simultaneously, data quality rules are implemented in the central credit risk system. The next stage consists of data validations, monitoring and control activities performed early in the data exchange and after data processing and calculation stage. The last stage is the continuous improvement of data quality which can be split into two categories:

·        One-off issues and reoccurring issues that are identified, prioritised and subject to resolution;

·        The periodic review of data quality rules and improvements based on lessons learned from solving issues, audits and best practices.

Credit risk portfolio

ING’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but can be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by Central Governments or equivalent entities, followed by EU and/ or OECD based financial institutions. Secured bonds, such as mortgage backed securities and asset backed securities are secured by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the securities issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also identified as counterparty credit risk.

Unless specifically stated, the figures in the tables in the credit risk section includes ‘intercompany loans’ to ING Group.

Portfolio analysis per business line

Risk rating buckets are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to non-performing loan ratings expressed in S&P, Moody’s and Fitch rating equivalents.

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

2018 ING Group Annual Report on Form 20-F	F - 155

Notes to the Consolidated financial statements

ING Bank portfolio per line of business, outstandings[1,2,3,4,5]
		Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
Rating class		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Investment grade	1 (AAA)	25,179	20,110	466	482	16,390	14,803	29,333	6,842	71,368	42,237
	2-4 (AA)	46,819	38,304	5,572	6,971	28,515	32,749	1,431	12	82,337	78,036
	5-7 (A)	63,797	68,028	19,643	18,391	41,325	39,690	531	567	125,296	126,676
	8-10 (BBB)	110,876	92,240	109,843	95,260	56,520	56,567	2,655	3,168	279,894	247,235
Non-Investment grade	11-13 (BB)	93,299	92,305	66,887	77,868	42,968	40,104	957	982	204,111	211,259
	14-16 (B)	18,684	17,429	16,444	15,939	11,904	11,351	13	-	47,045	44,719
	17 (CCC)	1,696	1,786	2,324	2,577	760	758	90	5	4,870	5,126
Substandard grade	18 (CC)	1,444	1,546	1,491	1,599	600	341	-	-	3,535	3,486
	19 (C)	299	553	1,093	1,237	629	563	-	-	2,021	2,353
NPL grade	20-22 (D)	4,396	5,415	4,229	4,678	2,189	2,107	314	308	11,128	12,509
Total		366,489	337,716	227,992	225,002	201,800	199,033	35,324	11,885	831,605	773,636

Industry
Private Individuals		32	37	164,220	163,426	156,385	146,450	-	-	320,637	309,913
Commercial Banks		45,094	49,538	251	315	8,889	9,579	4,263	4,766	58,497	64,198
Natural Resources		52,498	52,666	1,151	872	863	1,132	-	-	54,512	54,670
Real Estate		38,481	36,180	12,219	11,552	2,353	1,972	-	-	53,053	49,704
Central Governments		32,356	29,699	1,306	2,481	6,244	9,207	3,131	3,131	43,037	44,518
Non-Bank Financial Institutions		37,023	32,623	2,139	2,289	623	2,427	762	769	40,547	38,108
Transportation & Logistics		27,036	24,462	2,699	2,661	741	770	-	-	30,476	27,893
Central Banks		28,962	17,014	-	199	6,124	2,672	27,116	3,214	62,202	23,099
Services		12,470	12,410	9,911	8,939	980	1,099	2	-	23,363	22,448
Food, Beverages & Personal Care		15,093	12,871	5,600	4,915	2,258	2,555	-	-	22,951	20,341
Lower Public Administration		3,459	3,613	5,296	4,959	8,227	11,706	-	-	16,982	20,278
General Industries		14,919	13,393	3,932	3,571	2,681	2,896	-	-	21,532	19,860
Chemicals, Health & Pharmaceuticals		10,248	8,399	6,253	6,246	1,070	1,264	-	-	17,571	15,909
Other		48,818	44,811	13,015	12,577	4,362	5,304	50	5	66,245	62,697
Total		366,489	337,716	227,992	225,002	201,800	199,033	35,324	11,885	831,605	773,636

Region
Europe	Netherlands	41,816	43,041	142,602	142,960	656	722	30,158	7,659	215,232	194,382
	Germany	15,831	16,869	475	476	96,278	93,552	45	38	112,629	110,935
	Belgium	36,546	22,419	79,362	76,396	671	667	16	-	116,595	99,482
	Rest of Europe [4]	149,499	143,897	5,083	4,735	66,900	66,706	1,516	77	222,998	215,415
Americas		64,621	56,086	294	222	1,572	2,549	15	1	66,502	58,858
Asia/Pacific		48,557	47,589	105	139	194	138	3,573	4,104	52,429	51,970
Australia		6,751	4,994	28	29	35,524	34,696	1	6	42,304	39,725
Rest of World		2,868	2,821	43	45	5	3	-	-	2,916	2,869
Total		366,489	337,716	227,992	225,002	201,800	199,033	35,324	11,885	831,605	773,636
1 Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.

2   Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies. Economic sectors (industry) below 2% are not shown separately but grouped in Other.

3 Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.

4   The top 5 countries within Rest of Europe based on outstandings are Poland (EUR 32,244 million), Spain (EUR 30,156 million), United Kingdom (EUR 28,610 million), Luxemburg (EUR 23,540 million) and Italy (EUR 19,948 million).

5 For a reference to the Notes in the Annual Report we refer to the table 'Reconciliation between credit risk categories and financial position'.
2018 ING Group Annual Report on Form 20-F	F - 156

Notes to the Consolidated financial statements

During 2018, the total ING portfolio size increased by 7.5% to EUR 832 billion outstandings, mainly driven by net volume growth and by foreign exchange rate changes. The net volume growth was mainly visible in risk categories Lending (+8.9%) and Pre-Settlement (+15.5%), partially offset by a reduced outstandings in Investment (-5.6%). The increase related to foreign exchange rate movements was mostly due to the appreciation of US Dollar (+5.0%) against the Euro, which was largely offset by the depreciation of the Australian Dollar (-5.4%), New Turkish Lira (-25.1%) and Polish New Zloty (-2.8%) against the Euro.

Overall the rating class concentration improved. Increased outstandings was observed for Investment grade rating classes (+13.1%), while the concentration in Non-Investment and Substandard grade decreased by 1.9% and 4.8%, respectively.

The NPL grade rating class decreased outstandings by 11.1%, mainly driven by Wholesale Banking and Retail Benelux. The NPL decrease in WB was largely visible in the industries Natural Resources, Real Estate, Transportation & Logistics and Utilities, partially offset by an increased NPL outstandings in Food, Beverages & Personal Care. The NPL decrease in Retail Benelux was mainly seen for residential mortgage loans. The overall exposure for ING remained concentrated in the A, BB and BBB rating classes.

Outstandings on AAA-rated assets increased by 69%, mainly due to increased central bank exposures in Corporate Line as a result of liquidity management.

Central bank exposure within Europe and Americas increased across business lines contributing to the growth observed in AAA/AA rated assets. The concentration in the BBB rating class for Wholesale Banking increased largely driven by an increased outstandings to corporates and a downgrade for one German financial institution shifting exposure from rating class A to BBB. Additional decreased outstandings in rating class A within Wholesale Banking was seen with corporates.

The rating distribution for Retail Benelux improved mostly driven by improved risk profile of Dutch residential mortgages shifting outstandings from rating classes BB to BBB. Similar but smaller in volume shift from rating classes BB to BBB was seen with residential mortgages in Belgium. The overall volume growth of Belgium residential mortgages was mainly concentrated in rating class BBB. Further positive risk migration in Retail Benelux was due to decreased defaulted exposures (-9.6%), mostly driven by the reduced defaulted exposures in Netherlands Retail (-18.7%).  A reduction of AA outstandings for Retail Challengers & Growth Markets (C&G) was seen mainly in Germany, caused largely by lowered volumes of bond investments and money market assets with Local / Regional Authorities. BB rating class increased outstandings in Retail Challengers & Growth Markets (C&G) mainly in Residential Mortgage Loans with the largest growth seen in Australia and Spain.

The main concentration in Private Individuals is related to mortgage lending. Mortgage volume increased, mainly in Germany, Spain, Belgium and Poland, which was partially offset by a decline of mortgage lending in the Netherlands. Overall the main contributor for the increased outstandings in Private Individuals was Retail Challengers & Growth Markets.

The outstandings concentration with Central Governments decreased following a reduction in government bond exposures to Germany, France and Austria within Wholesale Banking and Retail Challengers & Growth Markets. This was partially offset by an increase in government bond exposures with Spain, USA and Poland. In Retail Benelux a decrease of central government exposures was seen in Belgium.

Within Central Banks, the increase in concentration in Corporate Line was solely driven by increased deposits with the Dutch central bank, while in Wholesale Banking increased outstandings was seen with Banque Nationale de Belgique SA, partially offset by a

2018 ING Group Annual Report on Form 20-F	F - 157

Notes to the Consolidated financial statements

reduction in exposures with Banque Centrale du Luxembourg and Bank of England. An increase was also seen with regulatory reserve deposits with Deutsche Bundesbank within Retail Challengers & Growth Markets.

Commercial Banks concentration decreased within Wholesale Banking, largely due to decreased Nostro / Loro exposures in the Netherlands and decreased export finance in China, which was partially offset by increased trade finance in Republic of Korea. Non-Bank Financial Institutions concentration increased in Wholesale Banking mostly due to increased securities financing in the USA, while reduced concentration in Retail Challengers & Growth Markets was mainly due to lower securitization exposures in United States and Spain.

Within Wholesale Banking: Real Estate concentration increased mainly due to increased lending exposures in United States, Luxemburg and Australia; Transportation & Logistics outstandinsg increased mostly in Japan; Food, Beverages & Personal Care outstandings increased mainly in United States, Switzerland and Luxembourg; Chemicals, Health & Pharmaceuticals outstandings increased mostly in Germany and United States, while a decreased outstandings was seen in the Netherlands.

A reduced concentration of Lower public administration was seen within Retail Challengers & Growth Markets, driven by the reduction of bond investments with Local / Regional Authorities in Germany.

Portfolio analysis per geographical area

The most noticeable outstandings trends in the Netherlands were the aforementioned decreased volumes in residential mortgage loans and decreased Nostro / Loro exposures to Commercial Banks. These were completely offset by the large increase in regulatory reserve deposit with the Dutch Central Bank.

Increased outstandings in Belgium was mainly due to increased Securities Financing and Money Market Assets with Central Bank and due to residential mortgage volume growth. These were slightly offset by a reduction of exposure with Belgian Central Government.

Outstandings in Germany increased mainly due to increased regulatory reserve deposits with Deutsche Bundesbank and increased residential mortgage lending, which was partly offset by lowered volumes of bond investments and money market assets with Local / Regional Authorities.

The concentration of outstandings in the Rest of Europe increased, mainly in Spain, Poland and Romania, while it decreased in France and Turkey. The increase of outstandings in the Americas was largely driven by higher exposures to Corporates and Non-Bank Financial Institutions in the United States. In Asia/Pacific, the concentration of outstandings remained relatively stable, with noticeable increase of outstandings in Hong Kong, Republic of Korea, Singapore and Japan, partly offset by a reduction of outstandings in China and Taiwan.

2018 ING Group Annual Report on Form 20-F	F - 158

Notes to the Consolidated financial statements

ING Bank portfolio, outstandings by economic sectors and geographical area[1,2]
	Region								Total	Total
Industry	Netherlands	Belgium	Germany	Rest of Europe	Australia	Asia	America	Africa	2018	2017
Private Individuals	118,115	42,174	81,448	47,359	31,109	178	215	39	320,637	309,913
Commercial Banks	3,780	340	3,899	26,453	1,680	14,998	6,907	440	58,497	64,198
Natural Resources	2,186	1,348	778	24,308	940	14,665	9,205	1,082	54,512	54,670
Real Estate	18,659	9,689	1,201	16,385	2,912	969	3,227	11	53,053	49,704
Central Governments	7,772	6,127	2,769	19,128	374	232	6,304	331	43,037	44,518
Non-Bank Financial Institutions	3,615	1,351	2,539	16,150	625	3,235	13,029	3	40,547	38,108
Transportation & Logistics	4,207	2,063	446	11,710	811	7,101	3,499	639	30,476	27,893
Central Banks	25,721	18,343	5,690	9,174	226	3,041	–	7	62,202	23,099
Services	4,707	8,815	877	5,439	321	824	2,380	–	23,363	22,448
Food, Beverages & Personal Care	5,640	3,234	390	8,281	84	1,211	4,098	13	22,951	20,341
Lower Public Administration	523	5,544	6,566	1,808	1,619	–	922	–	16,982	20,278
General Industries	4,222	3,293	1,125	7,996	6	1,576	3,314	–	21,532	19,860
Chemicals, Health & Pharmaceuticals	4,341	3,410	1,109	5,042	147	541	2,981	–	17,571	15,909
Other	11,744	10,864	3,792	23,765	1,450	3,858	10,421	351	66,245	62,697
Total	215,232	116,595	112,629	222,998	42,304	52,429	66,502	2,916	831,605	773,636

Rating class
Investment grade	141,831	75,537	90,159	146,834	27,734	36,677	39,937	185	558,894	494,183
Non-Investment grade	68,568	37,484	21,268	71,260	14,125	15,330	25,463	2,528	256,026	261,105
Substandard grade	1,705	1,137	454	1,652	57	184	314	53	5,556	5,838
NPL grade	3,128	2,437	748	3,252	388	238	788	150	11,129	12,510
Total	215,232	116,595	112,629	222,998	42,304	52,429	66,502	2,916	831,605	773,636

1 Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.
2 For a reference to the Notes in the Annual Report we refer to the table ‘Reconciliation between credit risk categories and financial position’.

Credit risk mitigation

ING’s lending and investment businesses are subject to credit risk. As such, the creditworthiness of our customers and investments is continually monitored for their ability to meet their financial obligations to ING. In addition, to determine the credit quality and creditworthiness of the customer, ING uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to an event of default on an obligation a customer may have towards ING. The most common terminology used in ING for credit risk protection is ‘cover’. While a cover can be an important mitigant of credit risk and an alternative source of repayment, generally it is ING’s practice to lend on the basis of the customer’s creditworthiness rather than exclusively relying on the value of the cover. Within ING, there are two distinct forms of covers: assets and third party obligations.

2018 ING Group Annual Report on Form 20-F	F - 159

Notes to the Consolidated financial statements

Cover forms

Assets

The asset that has been pledged to ING as collateral or security gives ING the right to liquidate it in cases where the customer is unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer's outstandings exposure. An asset can be tangible (such as cash, securities, receivables, inventory, plant & machinery and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licenses).

Third party obligation

Third party obligation, indemnification or undertaking (either by contract and/or by law) is a legally binding declaration by a third party that gives ING the right to claim from that third party an amount, if the customer fails on its obligations to ING. The most common examples are guarantees (such as parent guarantees and export credit insurances), letters of comfort, or third party pledged / mortgages.

Cover valuation methodology

General guidelines for cover valuation are established to have consistent application within ING. These general guidelines also require that the value of the cover needs to be monitored on a regular basis. Covers are revalued periodically and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of covers.

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

Covers

This section provides insight in the types of covers and to which extent exposures  benefit from collateral or guarantees. The disclosure differentiates between the risk categories (Lending, Investment, Money Market and Pre-settlement) and the most relevant cover forms mortgages and financial collateral (cash and securities) and guarantees. ING obtains cover which is eligible for credit risk mitigation under CRR/CRDIV, as well as cover is not eligible. Collateral covering financial market transactions is valued on a daily basis. To mitigate the credit risk arising from Financial Markets transactions, the bank enters into legal agreements governing the exchange of financial collateral (high quality government bonds and cash).

The cover values are presented for the total portfolio of ING, both the performing and non-performing portfolio. The non-performing  definition is explained in detail in the section ‘Credit Restructuring’. To further the insight, also a breakdown of ING’s portfolio by industry and geography is provided. For comparability reasons with previous tables, outstandings is used to show ING’s portfolio.

Exposures are categorised into different Value to Loan (VTL) buckets that give insight in the level of collateralisation of ING’s portfolio. VTL is calculated as the cover value divided by the outstandings at the balance sheet date. The cover values are indexed where appropriate and exclude any cost of liquidation. Covers can either be valid for all or some exposures or a particular outstandings of a borrower, the latter being the most common. For the purpose of aggregation, the coverage of all outstandings is capped at 100%. Over-collateralisation is ignored in this overview for the VTL. Each limit is subsequently assigned to one of the six defined VTL buckets: no cover, >0% to 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%. As the nature of the Pre-settlement portfolio determines that collateral is netted, these VTL buckets are not shown.

The next table gives an overview of the collateralisation of the ING’s total portfolio.

2018 ING Group Annual Report on Form 20-F	F - 160

Notes to the Consolidated financial statements

Cover values including guarantees received - Total ING Bank – 2018
		Cover type					Value to Loan
	Outstan- dings	Mortgages	Eligible Financial Collateral	Other CRR/CRDIV eligible	Guaran-tees	Non CRR/CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	318,804	547,832	3,509	280	25,760	39,166	6.6%	7.9%	85.4%
Business Lending	365,480	147,203	19,089	125,472	86,215	132,416	37.7%	23.5%	38.8%
Investment and Money Market	95,701	-	80	214	145	45	91.0%	8.8%	0.2%
Total Lending, Investment and Money Market	779,985	695,035	22,678	125,966	112,120	171,627	31.6%	15.3%	53.1%
Pre-settlement [1]	51,620
Total Bank	831,605

1 More information on the credit risk mitigants can be found in the Pre-settlement section.

Cover values including guarantees received - Total ING Bank – 2017
		Cover type					Value to Loan
	Outstan-dings	Mortgages	Eligible Financial Collateral	Other CRR/CRDIV eligible	Guaran-tees	Non CRR/CRD IV eligible	No Cover	Partially covered	Fully covered
Consumer Lending	308,349	512,709	3,680	338	25,130	38,551	6.3%	9.3%	84.4%
Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	24.1%	40.6%
Investment and Money Market	100,449		59	117	522		99.5%	0.4%	0.2%
Total Lending, Investment and Money Market	728,951	647,376	18,923	100,024	116,429	167,536	31.9%	14.6%	53.6%
Pre-settlement [1]	44,685
Total Bank	773,636

1 More information on the credit risk mitigants can be found in the Pre-settlement section.

Over the year, the collateralisation level of the total portfolio remained stable. Excluding the pre-settlement portfolio, 53.1% of ING Bank’s outstandings were fully collateralised in 2018 (2017: 53.6%). Since investments traditionally do not require covers, the percentage for ‘no covers’ in this portfolio is close to 90%. Improved economic conditions in ING’s main markets contributed to improved collateral valuations, observed in consumer lending, but an increase in non-lending outstandings produced a slightly lower coverage ratio for business lending. The increase in lending for ‘Other CRR/CRDIV eligible’ covers was mainly situated in the Netherlands, accounting for 43.1% of the difference from 2017. The decrease in ‘Guarantees’ is primarily attributed to the ‘Rest of Europe’ region, accounting for 81.1% of the decline.

Consumer lending portfolio

The consumer lending portfolio accounts for 38.3% of ING Bank’s total outstandings, primarily consisting of residential mortgage loans (98.5% of performing loans) and other consumer lending loans, which mainly comprise term loans, revolvers and personal loans to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are collected in an internal central database and in most cases external data is used to index the market value (e.g. on a quarterly basis the mortgage values for the Netherlands are updated using the NVM house price index).

A significant part of ING’s residential mortgage portfolio is provided in the Netherlands (39.5%), followed by other main markets such as Germany (24.8%), Belgium & Luxembourg (13.5%) and Australia (10.6%). Given the size of the Dutch mortgage portfolio, the valuation methodology to determine the cover values for Dutch residential mortgages is provided below.

2018 ING Group Annual Report on Form 20-F	F - 161

Notes to the Consolidated financial statements

Dutch mortgages valuation

When a mortgage loan is granted in the Netherlands, the policy dictates maximum loan to market value (LTMV) for an existing property and for construction property financing of 100% (in 2017: 101%). The cover values are captured in the local systems which are subsequently fed into a central data system.

In case of newly built houses mostly the building /purchase agreement is sufficient as valuation. In the case of existing houses three kind of valuations are allowed. If the LTMV is below 90% a (1) WOZ (fiscal market value, determined by government authorities) or an (2) automated model valuation (the Calcasa ING Valuation) is permitted. In most cases a valuation is performed by (3) certified valuators that are registered at one of the organisations accepted by ING. In addition, the valuator must be a member of the NVM (Nederlandse Vereniging van Makelaars – Dutch Association of Real Estate Agents), VBO (Vereniging Bemiddeling Onroerend Goed – Association of Real Estate Brokers), VastgoedPRO (Association of Real Estate Professionals) or NVR (Nederlandse Vereniging van Rentmeesters).

Consumer lending portfolio – cover values

The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Cover values including guarantees received - Consumer lending portfolio – 2018
		Cover type					Value to Loan
	Out- stan- dings	Mort- gages	Eligible Financial Colla-teral	Other CRR/CRD IV eligible	Guaran-tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
Performing
Residential Mortgages (Private Individuals)	285,976	535,664	2,839	96	23,741	33,350	–	–	0.1%	1.0%	7.3%	91.6%
Residential Mortgages (SME) [1]	5,383	8,219	160	64	155	1,175	–	0.3%	0.8%	1.7%	7.5%	89.7%
Other Consumer Lending	23,937	156	493	107	1,694	3,965	84.7%	0.3%	0.1%	0.1%	0.5%	14.3%
Total Performing	315,297	544,039	3,492	268	25,591	38,489	6.4%	0.1%	0.1%	0.9%	6.8%	85.7%

Non-performing
Residential Mortgages (Private Individuals)	2,490	3,568	16	2	152	605	0.5%	0.2%	0.8%	2.9%	13.6%	82.0%
Residential Mortgages (SME) [1]	134	218	–	5	9	24	0.4%	–	0.7%	2.4%	8.9%	87.7%
Other Consumer Lending	884	7	1	5	9	47	95.4%	0.5%	0.1%	0.2%	0.6%	3.2%
Total Non-performing	3,508	3,793	17	12	169	677	24.4%	0.2%	0.6%	2.2%	10.1%	62.4%

Total Consumer Lending	318,804	547,832	3,509	280	25,760	39,166	6.6%	0.1%	0.1%	1.0%	6.9%	85.4%

1 Consists mainly of residential mortgages to small one man business clients

2018 ING Group Annual Report on Form 20-F	F - 162

Notes to the Consolidated financial statements

Cover values including guarantees received - Consumer lending portfolio – 2017
		Cover type					Value to Loan
	Out- stan- dings	Mort- gages	Eligible Financial Colla-teral	Other CRR/CRD IV eligible	Guaran-tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
Performing
Residential Mortgages (Private Individuals)	277,776	500,753	2,980	116	23,597	32,104	–	–	0.1%	1.2%	8.5%	90.2%
Residential Mortgages (SME) [1]	4,882	7,411	68	67	155	1,342	–	0.4%	1.2%	1.6%	7.7%	89.1%
Other Consumer Lending	21,791	246	604	142	1,147	4,384	84.6%	0.3%	0.1%	0.2%	0.7%	14.1%
Total Performing	304,449	508,409	3,652	325	24,900	37,830	6.1%	0.1%	0.1%	1.1%	7.9%	84.7%

Non-performing
Residential Mortgages (Private Individuals)	2,883	4,046	26	4	211	646	0.8%	0.2%	0.6%	4.1%	18.9%	75.4%
Residential Mortgages (SME) [1]	159	249		5	10	21	0.7%	1.9%	0.6%	1.8%	10.7%	84.2%
Other Consumer Lending	857	6	1	4	9	53	95.6%	0.3%	0.1%	0.2%	0.7%	3.0%
Total Non-performing	3,900	4,300	27	13	230	720	21.6%	0.3%	0.5%	3.1%	14.6%	59.9%

Total Consumer Lending	308,349	512,709	3,680	338	25,130	38,551	6.3%	0.1%	0.1%	1.1%	8.0%	84.4%

1 Consists mainly of residential mortgages to small one man business clients

The collateralisation of the consumer lending portfolio continued to improve over the year 2018. The rise in collateralisation levels (1.0%) was due to improved housing prices observed in different mortgage markets, driven by the Netherlands as the main market.

ING Bank’s residential mortgage outstandings increased mainly in Germany (5.0%), Spain (15.3%) and Belgium (5.6%). The largest contributor to increased mortgage outstandings among performing loans was residential mortgages to private individuals (3.0%). Mortgage outstandings in the Netherlands decreased slightly (-1.4%) due in part to the run-off and transfer of WU Bank mortgages to NN Bank. Overall NPLs have shown an improvement, falling 10.1% from EUR 3.9 billion to EUR 3.5 billion. A considerable portion of this decline in NPLs is observable in the Netherlands.

For the residential mortgages portfolio, the cover type guarantees relates to mortgages covered by governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG guarantees the repayment of a loan in case of a forced property sale.

Business lending portfolio

Business lending accounts for 43.9% of ING Bank’s total outstandings (41.4% in 2017). In line with our objective to give stakeholders insight into the portfolio, we present the business lending portfolio per industry breakdown in accordance with the NAICS definition and per region and main market. Business Lending presented in this section does not include pre-settlement, investment and money market exposures, which are outlined in the next sections.

2018 ING Group Annual Report on Form 20-F	F - 163

Notes to the Consolidated financial statements

Cover values including guarantees received - Business lending portfolio – 2018
		Cover type					Value to Loan
Industry	Out- stan- dings	Mort- gages	Eligible Financial Colla- teral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
Natural Resources	52,774	1,170	2,142	20,718	17,944	17,648	28.2%	11.6%	11.4%	10.7%	12.4%	25.7%
Real Estate	52,438	93,179	1,498	1,823	7,399	9,172	4.3%	1.2%	2.2%	3.1%	7.6%	81.6%
Central Banks	34,366		6				100.0%
Transportation & Logistics	28,976	3,085	148	25,068	7,470	5,787	17.7%	6.1%	3.0%	4.5%	10.3%	58.5%
Commercial Banks	23,908	323	338	2,848	1,312	1,070	79.1%	2.3%	1.7%	0.3%	6.2%	10.4%
Services	22,248	9,379	2,889	5,802	7,480	15,631	34.2%	4.6%	4.2%	6.7%	5.7%	44.5%
Non-Bank Financial Institutions	20,806	1,581	9,163	20,788	5,529	11,558	33.7%	5.8%	3.1%	9.2%	7.0%	41.2%
Food, Beverages & Personal Care	20,999	7,376	302	8,842	7,380	15,257	29.1%	4.7%	6.8%	9.9%	11.5%	38.0%
General Industries	20,344	5,027	263	16,684	6,065	14,919	33.4%	5.7%	3.7%	8.4%	8.4%	40.4%
Chemicals, Health & Pharmaceuticals	16,439	8,634	203	4,364	3,899	6,485	35.7%	2.8%	3.8%	7.4%	12.0%	38.4%
Builders & Contractors	14,841	7,132	205	5,021	4,370	8,719	27.5%	8.5%	4.2%	8.1%	10.5%	41.1%
Utilities	14,442	376	616	3,529	3,447	4,426	43.0%	16.2%	4.1%	5.7%	3.8%	27.2%
Others [1]	57,741	17,073	1,520	15,007	18,289	30,463	39.4%	5.3%	4.9%	5.5%	8.5%	36.3%

Total Business Lending	365,480	147,203	19,089	125,472	86,215	132,416	37.7%	5.3%	4.4%	5.8%	8.0%	38.8%
of which Total Non-performing	7,543	3,578	266	2,350	2,676	2,097	28.8%	3.8%	4.8%	9.0%	15.1%	38.4%

1 ‘Others’ comprises industries with outstandings lower than EUR 10 billion.

2018 ING Group Annual Report on Form 20-F	F - 164

Notes to the Consolidated financial statements

Cover values including guarantees received - Business lending portfolio – 2018
			Cover type					Value to Loan
Region		Out- stan- dings	Mort- gages	Eligible Financial Colla- teral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
	Africa	2,830	10	62	752	2,043	173	17.1%	4.6%	8.8%	9.9%	25.7%	33.8%
	America	47,056	6,105	6,408	29,963	7,007	9,876	39.9%	5.6%	6.0%	6.8%	8.8%	32.9%
	Asia	41,943	868	1,153	14,466	14,391	8,865	39.7%	7.0%	5.3%	7.5%	9.2%	31.4%
	Australia	7,741	6,074	226	1,182	939	783	33.6%	3.4%	1.7%	3.7%	6.2%	51.3%
Europe	Belgium	49,464	34,299	990	8,567	18,601	36,642	25.0%	1.9%	3.1%	4.1%	6.3%	59.5%
	Germany	15,167	2,288	71	669	1,366	3,395	62.6%	5.0%	2.5%	4.4%	2.4%	23.2%
	Netherlands	84,664	56,558	2,976	35,393	7,553	13,955	43.5%	2.3%	2.7%	5.5%	9.7%	36.3%
	Rest of Europe	116,614	40,999	7,204	34,481	34,316	58,726	34.9%	8.3%	5.7%	5.8%	7.2%	38.1%

	Total Business Lending	365,480	147,203	19,089	125,472	86,215	132,416	37.7%	5.3%	4.4%	5.8%	8.0%	38.8%
	of which Non-performing	7,543	3,578	266	2,350	2,676	2,097	28.8%	3.8%	4.8%	9.0%	15.1%	38.4%

2018 ING Group Annual Report on Form 20-F	F - 165

Notes to the Consolidated financial statements

Cover values including guarantees received - Business lending portfolio – 2017
		Cover type					Value to Loan
Industry	Out- stan- dings	Mort- gages	Eligible Financial Colla- teral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
Natural Resources	50,754	1,090	2,359	20,529	16,162	18,501	32.6%	12.4%	10.5%	10.7%	9.2%	24.6%
Real Estate	49,098	81,749	1,641	1,363	7,179	8,084	6.4%	1.1%	0.9%	3.2%	9.3%	79.2%
Transportation & Logistics	26,352	3,151	139	21,428	6,983	7,734	19.2%	5.0%	1.3%	4.5%	12.9%	57.2%
Commercial Banks	26,265	324	126	2,370	1,624	746	86.2%	1.1%	0.2%	1.0%	2.3%	9.1%
Services	21,369	8,747	2,800	4,318	7,148	12,315	34.8%	4.0%	4.2%	5.8%	9.1%	42.1%
Food, Beverages & Personal Care	18,739	7,170	269	7,791	7,529	15,287	26.2%	4.2%	5.2%	10.7%	11.6%	42.1%
General Industries	18,711	4,676	210	6,529	6,152	12,169	36.9%	3.4%	6.0%	7.7%	8.5%	37.5%
Non-Bank Financial Institutions	17,394	1,774	5,362	13,018	5,070	10,255	36.4%	6.2%	5.0%	8.9%	2.6%	41.0%
Chemicals, Health & Pharmaceuticals	14,905	8,159	240	3,381	3,171	7,239	36.3%	2.6%	3.3%	7.6%	12.1%	38.0%
Builders & Contractors	14,242	6,517	230	4,789	4,535	7,886	35.4%	4.2%	5.0%	6.0%	8.9%	40.4%
Utilities	13,503	777	911	4,134	3,920	6,325	39.7%	8.7%	3.3%	4.8%	6.4%	37.1%
Others [1]	48,821	10,534	899	9,918	21,302	22,444	49.7%	5.3%	4.4%	4.4%	8.3%	27.9%

Total Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	5.2%	4.3%	6.1%	8.6%	40.6%
of which Total Non-performing	8,531	4,132	441	3,261	2,947	2,877	23.2%	3.9%	6.1%	7.3%	17.0%	42.4%

1 ‘Others’ comprises industries with outstandings lower than EUR 10 billion.

2018 ING Group Annual Report on Form 20-F	F - 166

Notes to the Consolidated financial statements

Cover values including guarantees received - Business lending portfolio – 2017
			Cover type					Value to Loan
Region		Out- stan- dings	Mort- gages	Eligible Financial Colla- teral	Other CRR/CRD IV eligible	Guaran- tees	Non CRR/CRD IV eligible	No Cover	>0% - 25%	>25%-50%	>50% - 75%	>75% - <100%	≥ 100%
	Africa	2,713	10	60	238	2,007	608	26.0%	3.7%	3.2%	9.0%	19.8%	38.2%
	America	40,603	4,819	4,504	29,677	6,712	18,799	35.0%	3.5%	5.0%	7.4%	8.4%	40.7%
	Asia	41,100	670	1,343	12,319	15,126	9,061	45.8%	10.2%	6.1%	6.4%	4.7%	26.9%
	Australia	5,578	4,266	49	1,018	685	857	34.8%	1.3%	3.4%	4.6%	7.3%	48.6%
Europe	Belgium	46,993	32,474	1,280	6,483	18,514	27,670	27.5%	1.9%	2.7%	4.7%	6.4%	56.8%
	Germany	11,952	2,067	41	575	1,485	3,400	56.3%	4.6%	4.3%	4.3%	3.6%	26.8%
	Netherlands	62,391	51,973	2,406	24,229	8,233	13,005	26.5%	2.8%	3.5%	7.7%	15.1%	44.3%
	Rest of Europe	108,822	38,389	5,502	25,029	38,014	55,585	37.8%	6.9%	4.7%	5.3%	7.6%	37.7%

	Total Business Lending	320,153	134,667	15,185	99,569	90,777	128,985	35.3%	5.2%	4.3%	6.1%	8.6%	40.6%
	of which Non-performing	8,531	4,132	441	3,261	2,947	2,877	23.2%	3.9%	6.1%	7.3%	17.0%	42.4%

The tables above provide the collateralisation of ING Bank’s business lending portfolio.  Breakdowns are provided per industry as well as by geographical region or market, which are defined based on the residence of the borrowers. The risk profile of the business lending portfolio increased in 2018 as collateralisation coverage fell by 4.7%. Business lending growth exceeded the increase in total cover value in 2018, with business lending outstandings rising by EUR 45.3 billion while covers increased by EUR 41.2 billion.

Broken down by industry, the largest increase in outstandings is attributable to Central Banks (234.6%), mainly driven by a growth in Regulatory Reserve Deposits at the Dutch Central Bank. The largest decrease in outstandings was observed in Commercial Banks (-8.8%), due primarily to a fall in Nostro balances.

The value to loan for no covers in the Netherlands increased substantially year over year from 26.5% to 43.5% in 2018. This coincided with an increase in fully covered outstandings in the Netherlands. Utilities were the only industry to experience a decrease in total covers (EUR 3,7billion), but while other industries’ cover levels grew, outstandings grew faster. Eligible financial collateral for Non-Bank financial institutions increased substantially (9.6%), and outstandings grew at 19.6%.

The largest increases in outstandings were seen in the Netherlands (35.7%) and in the region America (17.3%). The increase in the Netherlands was primarily due to a large increase in revolving loans in the form of regulatory reserve deposits. As these deposits are not collateralised, this increase had no effect in total cover amounts.

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

The use of Central Clearing Parties (CCPs) for the settlement of derivative transactions continues to grow and consequently the credit risk shifts more and more from the trading Counterparties to the CCPs. In 2018, the notional Pre-Settlement exposure that was cleared via CCPs formed 58.3% of the total notional (56.8% in 2017).

2018 ING Group Annual Report on Form 20-F	F - 167

Notes to the Consolidated financial statements

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

·        The ‘Gross MtM before netting and collateral’ is the exposure calculated in accordance with the Current Exposure Method (CEM, which in the EU regulation is referred to as the Mark-to-Market method) without accounting for any netting or collateral benefit;

·        The ‘MtM after netting’ is the exposure, according to the CEM, taking into account the benefit of legally enforceable netting agreements (e.g. ISDAs), but without considering the benefit of margin collateral (e.g. CSAs);

·        The ‘MtM after netting and collateral’ is the exposure according to the CEM, taking into account both the benefit of netting and marginal collateral. In other words, the gap between the ‘MtM after netting’ and ‘MtM after netting and collateral’ is the liquid collateral (cash and securities); and

·        The outstandings column represents CEM exposure (MtM after netting plus the Potential Future Exposure - PFE) at a 97.5% confidence level for derivatives and securities.

During 2018 the pre-settlement portfolio increased when expressed in terms of outstandings. The pre-settlement portfolio was mainly concentrated in rest of Europe to a central counterparty clearinghouse and commercial banks in the UK, mostly consisting of Interest Rate Derivatives, FX Derivatives, Securities Financing and Credit Derivatives. The outstandings increase was due to security financing to Belgian National Bank.

Pre-settlement portfolio
		2018				2017
	Region	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Out-standings	Gross MtM before netting and collateral	MtM after netting	MtM after netting and collateral	Out-standings
	Africa	49	38	38	50	107	96	85	119
	America	20,671	11,110	7,239	8,276	21,296	10,864	6,846	7,690
	Asia	6,723	3,565	3,312	3,617	7,150	3,663	3,020	3,542
	Australia	403	288	288	328	483	264	241	532
Europe	Belgium	13,623	2,600	2,561	12,097	5,165	3,761	2,880	2,215
	Germany	3,713	1,429	1,256	2,018	4,481	2,091	1,397	2,264
	Netherlands	6,114	3,192	2,407	4,243	6,701	4,174	2,771	4,062
	Rest of Europe	95,887	19,788	17,341	20,991	104,788	22,404	17,637	24,260

	Total Pre-settlement	147,183	42,009	34,442	51,620	150,171	47,316	34,877	44,685
	of which Non-performing	19	19	19	25	23	25	25	29

2018 ING Group Annual Report on Form 20-F	F - 168

Notes to the Consolidated financial statements

Credit quality
Following the higher credit risk levels seen as a result of the financial crisis and economic downturn, credit quality has been improving since 2014 and also continued the improving trend in 2018.

Credit risk categories
	Regular	Watch List	Restructuring [1]	Non-performing [1]
Possible ratings	1–19	1–19	11–20	20-22
Typical ratings	1–14	15–17	18–20	20-22
Deterioration in risk	Not significant	Significant	Significant	Significant
Significant intervention	Not required	Not required	Required	Required
Includes impairments	No	No	Yes	Yes
Account Ownership	Front Office	Front Office	Front Office	Front Office
Credit Risk Management	Regular	Regular	Credit Restructuring	Credit Restructuring
Primary Manager	Front Office	Front Office	Credit Restructuring	Credit Restructuring
Accounting provisioning	Stage 1/2	Stage 1/2	Stage 2/3	Stage 3

1 More information on the Restructuring and Non-performing categories can be found in the Credit restructuring section.

The credit quality of the ING portfolio improved with non-performing outstandings which continued to decrease. The reduction in the non-performing portfolio was due to repayments combined with positive rating migration to the performing portfolio. The decrease was mainly observed in Retail Netherlands and Netherlands WB portfolio. The increase in the past due but performing portfolio mainly observed in Belgium & Luxembourg Retail portfolio.

Credit quality: ING Bank portfolio, outstandings
	2018	2017
Neither past due nor non-performing	816,063	756,803
Consumer lending past due but performing (1–90 days)	4,440	4,352
Non-performing [1]	11,102	12,481
Total	831,605	773,636

1 Based on lending and investment activities

Past due obligations

Retail Banking continuously measures its portfolio in terms of payment arrears and on a monthly basis determines if there are any significant changes in the level of arrears. This methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans, and other consumer loans. An obligation is considered ‘past due’ if a payment of interest or principal is more than one day late. ING aims to help its customers as soon as they are past due by communicating (e-mail, SMS, letter or outbound call) to remind them of their payment obligations. In its contact with the customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be cured, for example because the customer is unable or unwilling to pay, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when arrears exceed 90 days past due and to risk rating 21 or 22 (no more cure) when the contract is terminated. The table below captures all past due exposures starting from day 1.

2018 ING Group Annual Report on Form 20-F	F - 169

Notes to the Consolidated financial statements

Aging analysis (past due but performing): ING Bank consumer lending portfolio, outstandings [1]
	2018	2017
Past due for 1–30 days	3,283	3,464
Past due for 31–60 days	892	724
Past due for 61–90 days	265	163
Total	4,440	4,352

1 Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Total past due but performing exposure for consumer loans increased by EUR 0.1 billion. The improvement mostly in the 1-30 bucket has been driven by the Netherlands residential mortgages due to macro-economic factors (low unemployment, low inflation and increasing house prices), while in the 31-60 and 61-90 days past due buckets an increase has been witnessed in the Belgium residential mortgages portfolio, largely related to an operational impact of the merger with Record Bank (a difference in the repayments process). The increase has been partly offset by a decrease in Australia and the rest of Europe.

Aging analysis (past due but performing): ING Bank consumer lending portfolio by geographic area, outstandings[1]
		2018			2017
	Region	Residential Mortgages	Other retail	Total	Total
	Africa	–	–	1	1
	America	3	–	3	3
	Asia	2	–	2	1
	Australia	178	1	178	251
Europe	Belgium	1,483	387	1,870	1,671
	Germany	502	104	606	497
	Netherlands	924	11	934	1,062
	Rest of Europe	383	463	847	866

	Total	3,474	966	4,440	4,352

1 Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending activities was not significant.

Wholesale Banking: for business loans (governments, institutions, and corporates), ING classifies the relevant obligors as non-performing when any of the following default triggers occur:

·        The borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for the following period:

·        Corporates: more than 90 days; and

·        Financial Institutions and Governments: from day 1, however, a research period of 14 calendar days will be observed in order for ING to establish whether the payment default was due to non-operational reasons (i.e. the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default.

·        ING believes the borrower is unlikely to pay; the borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as examples of financial difficulty indicators:

(1)  The borrower (or third party) has started insolvency proceedings.

(2)  NPL status of a group company/co-borrower.

(3)  Significant fraud (affecting the company’s ability to service its debt).

(4)  There is doubt as to the borrower’s ability to generate stable and sufficient cash flows to service its debt.

2018 ING Group Annual Report on Form 20-F	F - 170

Notes to the Consolidated financial statements

(5)  Restructuring of debt.

·        ING has granted concessions relating to the borrower’s financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.

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

ING uses three distinct statuses in categorizing the management of clients with (perceived) deteriorating credit risk profiles, i.e. there is doubt as to the performance and the collectability of the client’s contractual obligations:

·        Watch List: Usually, a client is first classified as Watch List when there are concerns of any potential or material deterioration in the credit risk profile that may affect the ability of the client to adhere to its debt service obligations or to refinance its existing loans. Watch List status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a Watch List status may develop into a Restructuring status or even a Recovery status.

·        Restructuring: A client is classified as Restructuring when there are concerns about the client’s financial stability, credit worthiness, and/or ability to repay, but where the situation does not require the recall or acceleration of facilities nor the liquidation the collateral. ING’s actions aim to maintain the going concern status of the client by:

•       Restoring the client’s financial stability;

•       Supporting the client’s turnaround;

•       Restoring the balance between debt and equity; and

•       Restructuring the debt to a sustainable situation.

·        Recovery: A client is classified as in Recovery when ING and/or the client concludes that the client’s financial situation cannot be restored and a decision is made to end the (credit) relationship or even to enter into bankruptcy. ING will prefer an amicable exit, but will enforce and liquidate the collateral or claim under the guarantees if deemed necessary.

Watch List, Restructuring and Recovery are discussed at least on a quarterly basis between the Front Office, GCR, and the respective Credit Risk Management executives, at which time it may be decided to change the status of an account from Watch List to Restructuring or Recovery or vice versa.

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

The table below represents the breakdown by industry of credit risk outstandings for lending and investment positions that have been classified as non-performing.

2018 ING Group Annual Report on Form 20-F	F - 171

Notes to the Consolidated financial statements

Non-performing Loans: ING Bank portfolio portfolio, outstandings by economic sector and business lines
	Wholesale Banking		Retail Benelux		Retail Challengers & Growth Markets		Corporate Line		Total
Industry	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Private Individuals	1	1	2,163	2,567	1,535	1,526			3,698	4,094
Natural Resources	925	1,673	43	21	54	48			1,022	1,742
Real Estate	823	1,149	333	367	3	7			1,159	1,523
Transportation & Logistics	599	749	177	219	28	16			804	983
Builders & Contractors	405	390	332	344	152	130			889	863
General Industries	373	340	186	152	135	120			693	612
Services	260	282	265	255	38	41			563	578
Food, Beverages & Personal Care	372	164	294	304	109	102			775	570
Other [1]	612	639	436	450	135	119	314	308	1,497	1,516
Total	4,370	5,385	4,229	4,679	2,188	2,109	313	308	11,102	12,481

1 Economic sectors not specified in above overview are grouped in Other.

Non-performing Loans: ING Bank portfolio, outstandings by economic sectors and geographical area
	Region								Total	Total
Industry	Netherlands	Belgium	Germany	Rest of Europe	Australia	Asia	America	Africa	2018	2017
Private Individuals	973	1,137	671	679	230	2	4	1	3,698	4,094
Natural Resources	105	27	–	169	116	192	322	91	1,022	1,742
Real Estate	369	213	33	542			1		1,159	1,523
Transportation & Logistics	348	50	1	299	42	10	55		804	983
Builders & Contractors	146	275	1	381			87		889	863
General Industries	153	114	12	374			41	–	693	612
Services	148	256	–	115		7	36		563	578
Food, Beverages & Personal Care	210	125	27	212		26	176		775	570
Other [1]	670	238	3	477	–	–	55	55	1,497	1,516
Total	3,122	2,435	748	3,248	387	237	777	148	11,102	12,481

1 Economic sectors not specified in above overview are grouped in Other.

Non-Performing portfolio decreased within ING Bank over 2018. The overall outstandings decrease in non-performing loans were due to positive risk migration and repayments. The biggest decrease was witnessed in Netherlands Retail and Netherlands WB portfolio. In Netherlands Retail, the biggest decrease was observed in residential mortgages portfolio.

In Netherlands, EUR 973 million of the non-performing loan portfolio consisted of loans to private individuals, of which EUR 834 million were residential mortgages. In Belgium, almost half of the non-performing portfolio consisted of loans to private individuals of which EUR 883 million was residential mortgages. Similarly, in Germany, more than half of the non-performing portfolio consisted of residential mortgages.

2018 ING Group Annual Report on Form 20-F	F - 172

Notes to the Consolidated financial statements

Loan Loss Provisioning

As of 1 January 2018, the IFRS 9 accounting rules on loan loss provisioning have been implemented. These accounting rules do not change the actual credit losses, but have an impact on the timing of when these losses are reflected in the P&L. Under IFRS 9 loan loss provisions are booked given expected losses, whereas under the IAS 39 accounting practice loan loss provisions were booked from the moment losses were incurred. More specifically, loan loss provisioning becomes more forward-looking under IFRS 9 partly due to the fact that provisions will be based on the macroeconomic outlook, amongst other factors. Furthermore, loan loss provisioning will be calculated on the lifetime expected losses for assets that have experienced a significant deterioration in credit quality. As a result of these elements, loan loss provisioning in the P&L could become more volatile. More information on the impairment methodology for financial assets under IFRS 9 can be found in ‘Note 1 Accounting policies’ under part b) IFRS 9 ‘Financial instruments’ - Accounting policies applied from 1 January 2018 sub-section iv) Impairment of financial assets.

ING Bank portfolio per IFRS 9 stage and rating class[1,2,3]
2018		Stage 1		Stage 2		Stage 3		Total
Rating class		Outstandings	Provisions	Outstandings	Provisions	Outstandings	Provisions	Outstandings	Provisions
Investment grade	1 (AAA)	67,543	1					67,543	1
	2-4 (AA)	63,357	3	21				63,378	3
	5-7 (A)	95,514	11	1,694				97,208	11
	8-10 (BBB)	247,452	54	3,968	5			251,420	59
Non-Investment grade	11-13 (BB)	178,318	227	9,052	72			187,370	299
	14-16 (B)	25,241	197	18,723	388			43,964	585
	17 (CCC)	294	8	3,987	157			4,281	165
Substandard grade	18 (CC)			3,399	147			3,399	147
	19 (C)			1,979	156			1,979	156
NPL grade	20-22 (D)					10,575	3,139	10,575	3,139

Total		677,719	501	42,823	925	10,575	3,139	731,117	4,565
1 Total outstanding excludes non-IFRS 9 eligible assets (for such exposures no IFRS stage is available: mainly guarantees, letters of credit and pre-settlement exposures).
2 Total provisions exclude EUR 2 million Purchased Credit Impaired.
3 For a reference to the Notes in the Annual Report we refer to the table ‘Reconciliation between credit risk categories and financial position’.

Of the total ING Bank portfolio, 81.5% of total outstandings is classified as stage 1, while stage 2 and 3 make up 5.1% and 1.3% of total outstandings, respectively. The  remaining 12.1% of the outstandings is not measured in accordance to IFRS 9 impairments (mainly guarantees, letters of credit and pre-settlement exposures).

Investment grade outstandings is 84.8% stage 1 and 1.0% stage 2. Non-Investment grade is 79.6% % stage 1 and 12.4% stage 2. Substandard grade is 96.8% stage 2, while 94.2% of NPL grade outstandings is classified as stage 3 (the rest of the NPL outstandings is not eligible for IFRS 9).

Sensitivity analysis of key sources of estimation uncertainty

The introduction IFRS 9, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, the Group’s reportable ECL numbers are most sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.

·        Forward-looking macroeconomics used as model inputs

2018 ING Group Annual Report on Form 20-F	F - 173

Notes to the Consolidated financial statements

As a baseline for IFRS 9, the Group use the consensus outlook for economic variables. The Oxford Economics’ Global Economic Model (OEGEM) is then used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably HPI and unemployment), and to ensure general consistency of the scenarios.

The Group’s consensus view of the baseline scenario suggests economic growth will level off over the initial (three year) forecast period, as the pace of expansion in the main advanced economies and emerging markets is likely to wane. For the Eurozone, as output gaps close and monetary policy begins to normalize, growth is expected to decline. For the US, the near-term outlook is still positive, but over the forecast period we expect growth to fall below the recent trend as the impact of tax cuts and of higher interest rates begin to take effect. The Group continues to monitor the potential escalation of an international trade conflict, and the likely outcome of any Brexit deal, which, at present remains unclear.

The downside scenario sees a relatively synchronized global downturn with economic growth in advanced economies falling close to zero, and emerging markets suffering a pronounced slowdown. The upside scenario sees economic growth returning to rates not seen since the financial crisis and a return to pre-crisis unemployment rates.

·        Probability weights applied to each of the three scenarios

The alternative scenarios are based on the forecast errors of the OEGEM. To understand the baseline level of uncertainty around any forecast, Oxford Economics keeps track of all its forecast errors of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes.

For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with how within risk management earnings at risk is being defined. The upside scenario is represented by the 10th percentile of the distribution. The distribution of the scenarios for economic growth, taking into account the applicable percentile of the distribution, is resulting in the upside scenario to be weighted at 20%, the  downside scenario to be weighted at 20% and consequently, the base case scenario to be weighted at 60%.

Based on the above two sources of estimation uncertainty, analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios is presented below. The countries included in the analysis are for the Group’s most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, the Group considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year. The Group also observes that, in general, the Wholesale business is more sensitive to the impact of forward-looking macroeconomic scenarios.

Real GPD, Unemployment rate and HPI (in that order) are considered the variables with the largest impact on the LLP. This is supported by statistical analysis. These forward-looking macroeconomics (amongst others) are used in the calculation of the Group’s un-weighted ECLs, which are applied the probability-weightings as disclosed, to arrive at the reportable ECL for collectively-assessed assets. Whilst the table does give a high-level indication of the sensitivity of the outputs to the different scenarios, it does not provide insight on the interdependencies and correlations between different macroeconomic variable inputs. Furthermore, in addition to forward-looking macroeconomics, there are a number of other model inputs and processes which contribute to the calculation of un-weighted ECLs. Any sensitivity analysis which relies on this data should consider these complexities.

2018 ING Group Annual Report on Form 20-F	F - 174

Notes to the Consolidated financial statements

ING Bank: Sensitivity analysis [1,2,3]
		2019	2020	2021	Un-weighted ECL (Eur mln)	Probability-weighing	Reportable ECL (Eur mln)[4]
Netherlands
Upside scenario	Real GDP	3.0	3.9	3.2	438	20%	507
	Unemployment	2.8	2.4	2.2
	HPI	15.3	11.7	3.0
Baseline Scenario	Real GDP	2.2	1.7	1.6	493	60%
	Unemployment	3.7	3.9	4.1
	HPI	4.4	3.2	2.9
Downside scenario	Real GDP	0.0	-0.5	0.5	615	20%
	Unemployment	5.0	6.3	7.0
	HPI	-6.5	-6.7	2.8
Germany
Upside scenario	Real GDP	3.2	3.6	1.9	480	20%	535
	Unemployment	2.4	1.7	1.5
	HPI	6.7	5.9	5.9
Baseline Scenario	Real GDP	1.7	1.6	1.3	528	60%
	Unemployment	3.2	3.2	3.3
	HPI	3.2	2.4	2.4
Downside scenario	Real GDP	-0.6	-0.9	0.6	613	20%
	Unemployment	4.3	4.8	5.3
	HPI	-0.4	-1.3	-1.5
Belgium
Upside scenario	Real GDP	2.7	3.0	2.3	351	20%	390
	Unemployment	5.8	5.6	5.5
	HPI	5.0	4.2	4.3
Baseline Scenario	Real GDP	1.5	1.6	1.6	381	60%
	Unemployment	6.3	6.2	6.2
	HPI	3.4	3.4	3.4
Downside scenario	Real GDP	-0.1	0.2	1.2	455	20%
	Unemployment	7.8	8.6	8.5
	HPI	1.5	2.6	2.4
United States
Upside scenario	Real GDP	3.5	4.1	3.7	58	20%	119
	Unemployment	2.5	1.7	1.5
	HPI	6.8	8.9	8.2
Baseline Scenario	Real GDP	2.7	1.8	1.8	103	60%
	Unemployment	3.6	3.8	3.9
	HPI	4.3	3.4	2.9
Downside scenario	Real GDP	0.2	-0.5	0.2	228	20%
	Unemployment	5.1	6.6	7.2
	HPI	1.8	-2.3	-3.3
1 Real GDP, in % year-on-year change
2 Unemployment in % of total labour force
3 House Price Index (HPI) in % year-on-year
4 Sensitivity does not include the effect of manual adjustments, which are not material

2018 ING Group Annual Report on Form 20-F	F - 175

Notes to the Consolidated financial statements

·        Criteria for identifying a significant increase in credit risk

All assets in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12 month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 and 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. The stage allocation process involves an asset’s derived PD being assessed against a set of PD threshold bandings, which determines the appropriate staging and ECL. The Group reports total ECL collective-assessment of EUR 1,391 million.

The setting of PD threshold bandings requires management judgement, and is a key source of estimation uncertainty. To demonstrate the sensitivity of the ECL to these PD thresholds bandings, analysis was run on all collectively-assessed assets, which assumed all assets were below the threshold, and apportioned a 12 month ECL. On the same asset base, analysis was run which assumed all assets were above the threshold, and apportioned a lifetime ECL. This gave rise to a hypothetical collective-assessment ECLs of EUR 888 million and EUR 3,333 million respectively.

It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can change stages by virtue of being in arrears, on a Watch List, being forborne etc. Refer to section 1.3.1.2 of Note 1 ‘Accounting Policies’ for an exhaustive list. Furthermore, this analysis is rudimentary in that other parameters would change when an asset changes stages.

Forbearance

Forbearance occurs when a client is considered to be unable to meet their financial commitments under their contract due to financial difficulties and ING decides to grant concessions towards the client. Forborne exposures are exposures in respect of which forbearance measures have been granted. Forbearance measures can be either modifications to existing contractual terms and conditions or total or partial refinancing. Within ING, forbearance is based on the EBA Standards.

To identify forbearance, ING assesses clients with Early Warning Signals, Watch List, Restructuring, Default or Recovery status. ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case (business) or on a portfolio (retail) basis.

For corporate customers, ING applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties with the aim to maximise the client’s repayment ability.

For ING retail units, clear criteria have been established to determine whether a client is eligible for forbearance – generally as part of an automated process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor and report the forbearance activities.

Exposures with forbearance measures can be either performing (Risk Ratings 1-19) or non-performing (Risk Ratings 20-22). ING uses specific criteria to move forborne exposures from non-performing to performing and to remove the forbearance statuses that are consistent with the corresponding EBA standards. An exposure is reported as forborne for a minimum of two years. An additional one year probation period is observed for forborne exposures that move from non-performing back to performing.

2018 ING Group Annual Report on Form 20-F	F - 176

Notes to the Consolidated financial statements

ING Bank: Summary Forborne portfolio [1]
	2018				2017
Business Line	Outstandings	Of which: Perfor- ming	Of which: Non-Perfor-ming	% of total portfolio	Outstandings	Of which: Perfor- ming	Of which: Non-Perfor-ming	% of total portfolio

Wholesale Banking	5,130	3,100	2,029	1.8%	6,162	2,776	3,386	2.1%
Retail Banking	5,010	2,858	2,152	1.2%	5,657	3,074	2,583	1.3%
Total	10,140	5,959	4,181	1.4%	11,819	5,849	5,969	1.6%

1 Undrawn commitments are excluded.

ING Bank: Summary Forborne portfolio by forbearance type[1]
	2018				2017
Forbearance type	Outstandings	Of which: Perfor-ming	Of which: Non-Perfor-ming	% of total portfolio	Outstandings	Of which: Perfor-ming	Of which: Non-Perfor-ming	% of total portfolio

Loan modification	8,456	4,837	3,620	1.1%	9,752	4,562	5,190	1.2%
Refinancing	1,684	1,122	561	0.2%	2,066	1,287	779	0.2%
Total	10,140	5,959	4,181	1.4%	11,819	5,849	5,969	1.6%

1 Undrawn commitments are excluded.

ING implemented its forbearance policy in 2014. In 2016 based on a detailed re-assessment of the relevant standards set by EBA and subsequent regulatory guidance, ING tightened the definitions under its forbearance policy. As a result of these revisions in definition and scope, performing forborne exposures recognized by ING increased significantly in 2016 as measures taken in previous periods were then recognized as forbearance. Examples of measures taken were commercially justifiable measures, modifications of covenants as well as waivers of covenant breaches.

As per December 2018 ING’s total forborne portfolio decreased by EUR 1.7 billion (14%) to EUR 10.1 billion, mainly driven by Wholesale Banking (EUR -1.0 billion). The scope of forbearance has been narrowed down in accordance with the policy ”Managing Special Assets: Watch List Restructuring and Recovery”, and as from 2Q18 financial guarantees and letters of credit are excluded, reducing total forborne portfolio by EUR 249 million.

Wholesale Banking

As per December 2018, Wholesale Banking forborne portfolio amounted to EUR 5.1 billion, which represented 1.8% of the total Wholesale Banking portfolio.

The main concentration of forborne portfolio in a single country was in the Netherlands with 22% (2017: 26%) of the total Wholesale Banking forborne portfolio, and 23% (2017: 23%) of the total non-performing forborne portfolio.

Wholesale Banking forborne portfolio decreased by EUR 1.0 billion compared to 2017, of which the non-performing forborne portfolio decreased by EUR 1.4 billion which was partially offset by the increase in the performing forborne portfolio by EUR 0.3 billion.

Wholesale Banking forborne portfolio were mainly concentrated in Natural Resources, Real Estate and Transportation & Logistics. Together they accounted for 65% (2017: 72%) of the total Wholesale Banking forborne portfolio and 67% (2017: 73%) of the total Wholesale Banking non-performing forborne portfolio. Decreases in forborne portfolio were mainly visible in the industries Natural Resources (EUR 0.5 billion), Real Estate (EUR 0.5 billion) and Builders & Contractors (EUR 0.3 billion).

2018 ING Group Annual Report on Form 20-F	F - 177

Notes to the Consolidated financial statements

Wholesale Banking: Forborne portfolio by geographical area [1]
		2018			2017
	Region	Outstandings	Of which: Perfor-ming	Of which:	Outstandings	Of which: Perfor-ming	Of which:
				Non-Perfor-ming			Non-Perfor-ming
Europe	Netherlands	1,148	687	461	1,593	816	777
	Belgium	131	102	29	223	105	118
	Germany	127	94	33	45	23	22
	Rest of Europe	1,896	1,081	815	2,456	867	1,589
	Africa	148	55	93	156	84	72
	America	1,173	695	478	1,212	584	628
	Asia	378	300	78	428	291	137
	Australia	128	86	42	49	7	42
	Total	5,130	3,100	2,029	6,162	2,776	3,386

1 Undrawn commitments are excluded.

Wholesale Banking: Forborne portfolio by economic sector [1]
	2018			2017
Industry	Outstandings	Of which: Perfor-ming	Of which:	Outstandings	Of which: Perfor-ming	Of which:
			Non-Perfor-ming			Non-Perfor-ming
Natural Resources	1,474	943	532	1,995	743	1,251
Real Estate	999	601	398	1,467	824	643
Transportation & Logistics	868	445	423	988	398	590
General Industries	405	193	212	329	140	189
Food, Beverages & Personal Care	244	161	83	199	139	60
Chemicals, Health & Pharmaceuticals	189	171	19	56	52	4
Utilities	181	30	152	177	9	168
Builders & Contractors	146	37	109	435	174	261
Services	138	85	53	289	137	151
Automotive	134	131	3	5	3	3
Retail	118	84	34	82	56	26
Telecom	89	88	1	39	14	25
Other	144	132	12	101	86	15
Total	5,130	3,100	2,029	6,162	2,776	3,386

1 Undrawn commitments are excluded.

2018 ING Group Annual Report on Form 20-F	F - 178

Notes to the Consolidated financial statements

Retail Banking

As per end of December 2018, Retail Banking forborne assets amounted to a total of EUR 5.0 billion, which represented 1.2% of the total Retail Banking portfolio.

The main concentration of forborne assets in a single country was in the Netherlands with 49% (2017: 54%) of the total Retail Banking forborne assets and 44% (2017: 51%) of the non-performing forborne assets. Retail banking forborne assets decreased by EUR 0.6 billion compared to 2017, of which EUR 0.4 billion driven by the consumer portfolio.

Retail Banking: Forborne portfolio by geographical area [1]
		2018			2017
	Region	Outstandings	Of which: Perfor-ming	Of which:	Outstandings	Of which: Perfor-ming	Of which:
				Non-Perfor-ming			Non-Perfor-ming
Europe	Netherlands	2,461	1,514	946	3,036	1,727	1,309
	Belgium	1,046	383	663	1,096	399	697
	Germany	462	337	126	541	432	109
	Rest of Europe	656	397	259	639	342	297
	Africa				1		1
	America	1		1	1		1
	Asia	3	2	1	2	2
	Australia	381	225	156	342	172	170
	Total	5,010	2,858	2,152	5,657	3,074	2,583

1 Undrawn commitments are excluded.

Securitisations

ING primarily plays three roles in its exposure to securitisations programs which are:

ING as Investor

ING’s goal is to maintain a portfolio of high quality liquid assets that meet the regulatory requirements of CRR/CRD IV and the Delegated Act of October 2014 regarding liquidity. ING invests in high quality Asset Backed Securities (ABS) keeping close track of the securitisation investment positions via monthly monitoring reports and weekly update calls. Additionally, ING may invest in securitisation positions in order to facilitate client business from its Disintermediation & Asset Securitisation unit.

ING as Originator

ING occasionally originates its own securitisation transactions for economic and regulatory capital purposes, as well as liquidity and funding purposes. Securitisations originated by a company may only be considered for balance sheet derecognition when the requirements for significant credit risk transfer have been fulfilled. ING has executed a very limited number of external transactions as originator.

ING as Sponsor

In the normal course of business, ING structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the client’s receivables or other financial assets to a special purpose vehicle (SPV). Senior positions in these transactions are often funded by the ING administered multi-seller asset backed commercial paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally in the ABCP markets. In its role as administrative agent, ING facilitates these transactions by providing structuring, accounting, funding and operations services. ING also provides support facilities (liquidity facilities) backing the transactions funded by the conduit. Mont Blanc Capital Corp. is fully consolidated into the ING financial statements.

2018 ING Group Annual Report on Form 20-F	F - 179

Notes to the Consolidated financial statements

Market risk

Introduction

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices negatively impact the bank’s earnings, capital, market value or liquidity position. Market risk either arises through positions in banking books or trading books. The banking book positions are intended to be held for the long-term (or until maturity) or for the purpose of hedging other banking book positions. The trading book positions are typically held with the intention of short-term trading or in order to hedge other positions in the trading book. This means that financial instruments in the trading books should be free of trade restrictions. Policies and processes are in place to monitor the inclusion of positions in either the trading or banking book as well as to monitor the transfer of risk between the trading and banking books.

ING recognises the importance of sound market risk management and bases its market risk management framework on the approach to identify, assess, control and manage market risks. The approach consists of a cycle of five recurring activities: risk identification, risk assessment, risk control, risk monitoring and risk reporting.

·        Risk identification is a joint effort of the first and second lines of defence out of the three lines of the defence. See the Risk Governance paragraph under the General risk Management section for details of the “three line of defence” governance model. The goal of risk identification is to detect potential new risks and any changes in known risks;

·        Identified risks are assessed and measured by means of various risk metrics to determine the importance of the risk to ING and subsequently to identify the control measures needed;

·        Risk control measures used by ING include policies, procedures, minimum standards, limit frameworks, buffers and stress tests;

·        Risk monitoring occurs to check if the implemented risk controls are executed, complied with across the organisation, and are effective; and

·        Market risk management results and findings are reported to the necessary governing departments and approval bodies.

Governance

A governance framework has been established defining specific roles and responsibilities of business management units, market risk management units, and internal approval bodies per activity.

Supervision of market risk falls under the responsibility of the MBB and is delegated to the ALCO function, where ALCO Bank is the highest approval authority and sets the market risk appetite. ALCO Bank monitors ING’s adherence to the risk appetite for market risk and sets additional limits where appropriate. These limits are cascaded through the organisation through lower level ALCOs. This ALCO structure facilitates top-down risk management, limit setting, and the monitoring and control of market risk.

The monitoring and control of market risk is the responsibility of the Financial Risk (FR) department and Financial Institutions – Financial Markets (FI-FM) Risk. FR and FI-FM Risk are the designated departments of the second line of defence that report to the CRO function and are responsible for the design and execution of the bank’s market risk and counterparty credit risk management functions in support of the ALCO function. FR focuses on the market risks in the banking books, whereas FI-FM is responsible for counterparty credit risk and market risks resulting from the Financial Markets trading books. FR and FI-FM Risk are responsible for determining adequate policies and procedures for actively managing market risk in the banking and trading books and for monitoring ING’s compliance with these guidelines.

FR and FI-FM Risk also maintain a limit framework in line with ING’s Risk Appetite Framework. The businesses are responsible for adhering to limits that are ultimately approved by the ALCO Bank. Limit excesses are reported to senior management on a timely basis and the business is required to take appropriate actions to reduce the risk position. To adhere to the established limit framework, ING implements hedging and risk mitigation strategies that range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies to address a combination of risk factors arising at the portfolio level.

The organisational structure facilitates top-down risk management by recognising that risk taking and risk management to a large extent occur at the regional/local level. Bottom-up reporting from regional/local units to head office units allows each management level to fully assess the market risk relevant at the respective levels.

Several committees govern the communication between the parties involved in market risk management. Market Risk Model Committee (MRMC) is the highest dedicated authority within ING for the approval of all trading and banking risk models, methodologies and parameters related to market risk. Trading Pricing Model Committee (TPMC) approves pricing models for trading and banking books. The Global Credit Trading Policy committee (GCTP) is the highest dedicated authority with representatives from Financial Risk, CRO Challengers & Growth Markets and CRO Wholesale Banking for the approval of policies, models, methodologies and parameters related to credit risk and trading risk, and for the consideration of risk appetite and risk governance. Systematic risk

2018 ING Group Annual Report on Form 20-F	F - 180

Notes to the Consolidated financial statements

reporting takes place by the Financial Risk and FI-FM Risk departments to the EB and MBB, the senior executive management of the CRO function, and the senior executive management of related business functions.

The FI-FM Risk Management Framework governs the boundary between trading books and banking books. It defines the activities ING considers to be trading according to a regulatory definition and for own funds requirement purposes. The trading activity is systematically reviewed and positions are assessed against the mandates jointly by the first and second lines of defence. As specified in the framework, the transfer of risk or the transfer of positions between banking and trading books is in principle not allowed but in exceptional cases when a re-designation is deemed necessary, the re-designation should be approved by senior management.

This market risk paragraph elaborates on the various elements of the risk management framework for:

·        Market risk economic capital for the trading and banking books;

·        Market risks in the banking books; and

·        Market risks in the trading books.

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

For the trading books and the linear interest rate risk and equity investments in the banking books, the Value at Risk (VaR) is taken as a starting point for the economic capital calculations for market risk. The VaR is measured at a 99% confidence interval, a one day holding period.

To arrive at the economic capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result in non-linear interest rate risk in the banking books. The embedded options are economically hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. For the calculation of economic capital for this non-linear interest rate risk, ING performs a Monte Carlo simulation.

Real estate price risk includes the market risks in both the real estate investment and the development portfolio of the ING Wholesale Banking business line. The economic capital for real estate price risk is calculated by stressing the underlying market variables.

While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits (based on stressed correlations) are taken into account as it is not expected that all extreme market movements will appear at the same moment.

Market risk in banking books

ING makes a distinction between the trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, Group Treasury exposures, and from the investment of our own funds (core capital). Both the commercial products and the products used to hedge market risk exposures in these products are intended to be held until maturity, or at least for the long-term.

Risk transfer

An important element of the management of market risks in the banking book is the risk transfer process. In this process the interest rate, FX, funding and liquidity risks are transferred from the commercial books through matched funding to Group Treasury, where it is centrally managed. The scheme below presents the transfer and management process of market risks in the banking books:

2018 ING Group Annual Report on Form 20-F	F - 181

Notes to the Consolidated financial statements

The merge of Bank Treasury and Capital Management into Group Treasury was completed by the end of June 2018.

Risk measurement

The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.

Interest rate risk in banking book

Interest rate risk in the banking book is defined as the exposure of a bank’s earnings, capital, and market value to adverse movements in interest rates originated from positions in the banking book.

Governance

The management of interest rate risk follows the Interest Rate Risk in the Banking Book (IRRBB) framework as approved by ALCO Bank. This framework describes roles, responsibilities, risk metrics, the policies and procedures related to interest rate risk management. Furthermore ALCO Bank sets the risk appetite for interest rate risk, which is then translated into limits for the interest rate risk metrics.

ING’s approach to interest rate risk management, as set forth in this framework, is the centralisation of risks from commercial books (that capture the products sold to clients) to globally managed interest rate risk books. This enables a clear demarcation between commercial business results and results on unhedged interest rate positions.

ING distinguishes between three types of activities that generate interest rate risk in the banking book:

·        Investment of own funds (by Group Treasury);

·        Commercial business (e.g. Retail business); and

·        The strategic interest rate position (Group Treasury).

Below the three activities are described in more detail:

Group Treasury is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods to keep earnings stable.

The commercial activities can result in linear interest rate risk, for example, when re-pricing tenors of assets differ from those of liabilities. Also, interest rate risk can arise from customer behaviour depending on the nature of the underlying product characteristics. Customer behaviour risk is defined as the potential future value loss due to deviations in the actual behaviour of clients versus the modelled behaviour towards the embedded options in commercial products. General sources of customer behaviour risk include the state of the economy, competition, changes in regulation, legislation and tax regime, and developments in the housing market. Since

2018 ING Group Annual Report on Form 20-F	F - 182

Notes to the Consolidated financial statements

these risk factors cannot be (fully) mitigated, ING holds capital to be able to absorb possible losses as a result of changed customer behaviour.

From an interest rate risk perspective, commercial activities can typically be divided into three main product types: savings and demand deposits, mortgages, and loans.

·        Savings and demand deposits are generally invested with the goal to hedge their value and minimize the sensitivity of the margin to market interest rates. Interest rate risk can arise when there is a lag between savings rate adjustments and the adjustments experienced through market rates or when market rate changes cannot be passed on to clients. Interest rate risk is modelled based on the stability of the deposit and the pass through rate. This takes into account different elements, such as pricing strategies, volume developments and the level and shape of the yield curve. Savings volumes are typically assumed not to be sensitive to interest rate shocks;

·        Interest rate risk for mortgages arises through prepayment behaviour. In modelling this risk, interest rate dependent pre-payments are considered. Next to the dependence on interest rates, modelled prepayment may include other effects such as loan to value, seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options is considered; and

·        Wholesale Banking loans typically do not experience interest rate prepayment behaviour as they are hedged from an interest rate risk perspective and therefore do not contain significant convexity risk.

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

Linear interest rate risk is transferred from the commercial business to the treasury book (Group Treasury), if necessary, using estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business. Risk measurement and the risk transfer process take place on a monthly basis, but more often if deemed necessary, for instance in volatile markets.

The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is transferred from the commercial books to treasury books using cap/floor contracts.

Group Treasury manages the strategic interest rate position including capital investments. The main objective is to maximise the economic value of the book and to generate adequate and stable annual earnings within the risk appetite boundaries set by ALCO Bank.

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

Developments relating to IRRBB

During 2018 ING implemented the following refinements to the risk measurement for Interest Rate Risk in the Banking Book:

·        Review of the risk appetite for Interest Rate Risk for the Banking Book;

·        Annual review of the interest rates scenarios used for calculating NII-a-Risk and NPV-at-Risk;

·        Implementation of scenarios for the interest rate sub-risk types tenor basis risk, vega optionality risk and currency diversion risk;

·        With respect to the capital investments, the internal view on capital replication is reflected in the NPV-at-Risk limit for the capital book as of July 2018; and

·        Savings model updates for market developments.

Net Interest Income (NII) at Risk

NII-at-Risk measures the impact of changing interest rates on (before tax) net interest income of the banking book with a time horizon of one year. This excludes credit spread sensitivity and longer term earnings impact. The NII-at-Risk figures in the tables below reflect a parallel interest rate shock with a time horizon of one year. Next to parallel scenarios, IRRBB monitoring and management includes the impact of non-parallel scenarios and the impact over a longer horizon. The NII-at-Risk asymmetry between the downward scenario and upward shock scenarios is primarily caused by the convexity risk in the mortgage and savings portfolio due to the embedded options and pricing constraints.

2018 ING Group Annual Report on Form 20-F	F - 183

Notes to the Consolidated financial statements

NII-at-Risk banking books per business - year 1
	2018		2017
	Ramped, unfloored		Ramped, unfloored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By business
Wholesale Banking	–204	239	–185	201
Retail Banking Benelux	–49	22	17	–48
Retail Challengers & Growth Markets	165	–186	101	–133
Corporate Line Banking	–30	30	–24	13
Total	–119	106	–91	33

The NII-at-Risk is mainly influenced by the sensitivity of savings to interest rate movements due to pass through rate differences between savings rates and investment yields, but is partially offset by the sensitivity of mortgages. The investment of own funds only impacts the earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the 1-year horizon.

NII-at-Risk banking book per currency - year 1
	2018		2017
	Ramped, unfloored		Ramped, unfloored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency
Euro	–81	60	–83	9
US Dollar	20	–20	10	–20
Other	–57	65	–19	44
Total	–119	106	–91	33

Year-on-year variance analysis

The change in NII-at-Risk is mainly visible for Retail Banking Benelux and Retail Challengers & Growth Markets. This is driven by the savings model updates for market developments in ING Belgium, ING Germany, ING Netherlands, ING Spain and ING Poland. The annual update of the interest rate scenarios also led to a limited increase in the NII-a-Risk for year 1.

Net Present Value (NPV) at Risk

NPV-at-Risk measures the impact of changing interest rates on value. The NPV-at-Risk is defined as the outcome of an instantaneous increase and decrease in interest rates from applying currency specific scenarios. The NPV-at-Risk asymmetry between the downward and upward shock is primarily caused by convexity risk in the mortgage and savings portfolio. The NPV-at-Risk figures are also calculated using the updated interest rate scenarios.

The full value impact cannot be directly linked to the financial position or profit or loss account, as fair value movements in banking books are not necessarily reported through the profit or loss account or through Other Comprehensive Income (OCI). The value mutations are expected to materialise over time in the profit and loss account if interest rates develop according to forward rates throughout the remaining maturity of the portfolio.

2018 ING Group Annual Report on Form 20-F	F - 184

Notes to the Consolidated financial statements

NPV-at-Risk banking books per business
	2018		2017
	unfloored		unfloored
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By business
Wholesale Banking	–55	134	309	–184
Retail Banking Benelux	–1,344	–269	–492	–468
Retail Challengers & Growth Markets	–521	–54	–368	–17
Corporate Line Banking	–38	35	1,476	–1,404
Total	–1,958	–153	926	–2,073

The asymmetry between the NPV-at-Risk for a downward and an upward shock scenario is primarily caused by the convexity risk, which arises from (embedded) optionality in the savings and mortgage portfolio.

Year-on-year variance analysis

The NPV-at-Risk for the Corporate Line decreased in 2018, driven by the own funds long-term investments. The internal view on capital replication of the own funds long-term investments is reflected in the NPV-at-Risk figures as of July 2018. The remaining NPV-at-Risk of EUR -38 million includes the mismatch position from the target investment profile. Further, the change in NPV-at-Risk for Retail Banking Benelux was driven by updates in the savings model to reflect the most recent market developments in The Netherlands and Belgium.

Basis Point Value (BPV)

BPV measures the impact of a one basis point increase in interest rates on value. To a large extent the BPV and NPV-at-Risk reflect the same risk - the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

BPV banking books per currency
in EUR thousand	2018	2017
By currency
Euro	–12,116	–18,446
US Dollar	–1,165	–1,417
Other	483	1,583
Total	–12,797	–18,280

Year-on-year variance analysis

The overall BPV reduced by EUR 5.5 million to EUR -12.8 million in 2018.

Foreign exchange (FX) risk in banking books

FX exposures in banking books result from core banking business activities (business units doing business in currencies other than their base currency), foreign currency investments in subsidiaries (including realised net profit and loss), and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.

Governance – Core banking business

Every business unit hedges the FX risk resulting from core banking business activities into its base currency. Consequently, assets and liabilities are matched in terms of currency.

Governance – FX translation result

ING’s strategy is to keep the target CET1 ratio within a certain range when FX rates fluctuate, whilst limiting the volatility in the profit and loss account. Therefore, hedge accounting is applied to the largest extent possible. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target CET1 capital

2018 ING Group Annual Report on Form 20-F	F - 185

Notes to the Consolidated financial statements

and risk-weighted assets are equally sensitive in relative terms to changing FX rates. For a selection of emerging market currencies ING decided not to enter into foreign currency hedges as allowed under the policy.

Risk profile – FX translation result

The following table presents the currency exposures in the banking books for the most important currencies for the FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio a net foreign currency exposure exists.

In order to measure the sensitivity of the target CET1 ratio against FX rate fluctuations, the Historical Value at Risk is used based on historical series of last year’s FX rates. It measures the drop in the CET1 ratio from the target based on historical FX rates. Based on these time series and with a probability of 1%, the drop in the CET1 ratio would be 0.23%.

The regular USD funding to ING Capital LLC was replaced by evergreen funding (a loan without a contractual maturity) which is classified as a Net Investment in Foreign Operation. This brings the FX position closer to the position needed for ratio hedging.

Net banking currency exposures banking books
	Foreign Investments		Hedges		Net exposures
	2018	2017	2018	2017	2018	2017
US Dollar	5,794	2,487	–1	4	5,793	2,491
Pound Sterling	614	667			614	667
Polish Zloty	2,563	2,398	–526	–618	2,036	1,780
Australian Dollar	3,569	3,769	–2,398	–2,792	1,171	977
Turkish Lira	1,219	1,828			1,219	1,828
Chinese Yuan	2,208	2,762			2,208	2,762
Indian Rupee	917	937			917	937
Russian Rouble	460	549	–101	–154	359	395
Other currency	4,462	3,993	–2,057	–2,016	2,405	1,978
Total	21,806	19,390	–5,084	–5,576	16,722	13,815

Equity price risk in banking books

Governance

ING maintains a strategic portfolio with substantial equity exposure in its banking books. Local offices are responsible for the management of the equity investment positions. Financial Risk is responsible for monitoring the regulatory capital for equity investments on a monthly basis and acts independently from ING’s / Local management when monitoring these positions.

Risk Profile

Equity price risk arises from the possibility that an equity security’s price will fluctuate, affecting the value of the equity security itself as well as other instruments whose value react similarly to the particular security, a defined basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates and joint ventures of EUR 1,203 million (2017: EUR 1,088 million) and equity securities held at fair value through other comprehensive income (FVOCI) of EUR 3,228 million (2017: held in the Available-for-sale (AFS) portfolio, under IAS 39 for EUR 3,983 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve. Investments in associates and joint ventures are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.

Year-on-year variance analysis

The revaluation reserve relating to equity securities at FVOCI moved from EUR 2,474 million per year end 2017 to EUR 1,914 million per year end 2018. In 2018 the securities at FVOCI decreased by EUR 560 million and is the result of the combined impact of IFRS 9 (EUR 42 million), and the decrease in the value of primarily Bank of Beijing and Kotak Mahindra Bank.

2018 ING Group Annual Report on Form 20-F	F - 186

Notes to the Consolidated financial statements

Revaluation reserve equity securities at fair value through other comprehensive income[1]
	2018	2017
Gross unrealised gains	n/a	2,478
Gross unrealised losses	n/a	–4
Positive re-measurement	1,923	n/a
Negative re-measurement	–8	n/a
Total	1,914	2,474
1 The 2017 figures are presented as Available-for-sale under IAS 39. With the introduction of IFRS 9 these have been classified as fair value through other comprehensive income.

Real Estate price risk in banking books

Real Estate price risk arises from the possibility that Real Estate prices fluctuate. This affects both the value of Real Estate assets and the earnings related to Real Estate activities.

Governance

Real Estate is a run-off business consisting of Real Estate Development and Real Estate Investment Management activities which are being wound down by sale of assets, strict execution of contract maturity, or through portfolio sales.

Risk profile

ING has two different main categories of Real Estate exposure on its banking books: first, its own buildings which ING occupies, and second, development assets, which mostly consist of former Real Estate Development and Real Estate Investment Management activities. The total Real Estate exposure amounts to EUR 0.9 billion (excluding property from foreclosures and third party interest). ING has EUR 0.1 billion recognised at fair value through profit and loss and EUR 0.8 billion is recognised at cost or revalued through equity (with impairments going through profit and loss). A split on the Real Estate exposure per continent and sector based on the risk management view is shown below.

Real Estate market risk exposure in banking books (by geographic area and sector type)
	2018	2017		2018	2017
Continent			Sector
Europe	824	827	Residential	64	72
Americas	27	25	Office	791	785
Australia	-	–	Retail	2	8
Asia	-	–	Industrial	16	12
Other	61	82	Other	40	57
Total	913	934	Total	913	934

Market risk in trading books

Within the trading portfolios, positions are maintained in the financial markets. These positions are often a result of transactions with clients and may serve to benefit from short-term price movements. In 2018, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.

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

2018 ING Group Annual Report on Form 20-F	F - 187

Notes to the Consolidated financial statements

business and market making. FI-FM Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits, and the validation of pricing models. FI-FM Risk also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of market risk in trading portfolios is performed at various organisational levels. The FI-FM Risk Management Framework defines policies and procedures for the overall management of trading books. Trading activity is systematically reviewed and positions against the mandates are assessed jointly by the first and second lines of defence.

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

Basel Committee/CRD IV

ING follows the regulatory framework set out in the Capital Requirements Regulation (CRR/CRD IV) for its regulatory capital calculations. ING is closely monitoring the progress on CRR II/CRD V regulation. The CRR II will include among others the European regulations conform the Fundamental Review of the Trading Book (FRTB) standards by BCBS. In January 2019, the BCBS released the final FRTB standards. The requirements and timelines of FRTB capital will be specified in CRR III regulations, FRTB capital requirements are expected to have a significant impact on the Pillar I calculations.

Value at Risk

FI-FM Risk uses the historical simulation VaR methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. Next to general market movements in these risk factors, VaR also takes into account market data movements for specific moves in e.g. the underlying issuer of securities. A single model that diversifies general and specific risk is used. In general a full revaluation approach is applied, only for a limited number of linear trading positions and a limited number of risk factors in commodity and equity risk classes a sensitivity-based approach is applied. The potential impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year (260 days). When simulating potential movements in risk factors, depending on the risk factor type, either an absolute or a relative shift is used. The data used in the computations is updated daily. ING uses VaR with a 1-day horizon for internal risk measurement, management control, and backtesting, and VaR with a 10-day horizon for determining regulatory capital. To compute VaR with a 10-day horizon the one day risk factor shifts are scaled by the square root of ten and then used as an input for the revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

Limitations

VaR has some limitations, such as the following: VaR uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level             .

Backtesting

Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future trading results, estimates are based on historical market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which excludes the effect of intraday trading, fees, and commissions. When the actual or hypothetical loss exceeds the VaR, an ‘outlier’ occurs. Based on ING’s one-sided confidence level of 99%, an outlier is expected once in every 100 business days. In 2018 there was one occurrence where actual and hypothetical daily trading loss exceeded the daily consolidated VaR of ING. The loss was driven by Foreign Exchange and Equity positions. ING reports the backtesting results on a quarterly basis to the ECB.

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

2018 ING Group Annual Report on Form 20-F	F - 188

Notes to the Consolidated financial statements

model approach for market risk regulatory capital, are in scope of the IRC model. By model choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte-Carlo simulation based on a Gaussian copula model. The asset correlations used in the Gaussian copula model are determined using the IRB correlation formula. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. Movements across different rating categories and probabilities of default are governed by a credit-rating transition matrix. An external transition matrix is obtained from Standard & Poor’s (S&P). The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons regularly based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

ING periodically assesses the compliance of the IRC model with regulatory requirements by performing gap analyses, substantiating the modelling choices, and quantifying the impact of alternative approaches.

Stress Testing and Event Risk

Stress Testing and Event Risk are valuable risk management tools. Event Risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making aimed at maintaining a financially healthy going-concern institution after a severe event occurs. In addition to the bank-wide stress test framework as described in the stress testing section, FI-FM Risk performs separate stressed scenario tests under the Event Risk framework to monitor market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stressed scenario tests to calculate Event Risk for monitoring the market risk under these extreme conditions. Event Risk is based on historical as well as hypothetical extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING. The Event Risk number for the ING trading activity is generated on a weekly basis. Like VaR, Event Risk is limited by ALCO Bank.

ING’s Event Risk policy is based on a large set of possible stress scenarios per risk type. In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and fx rates) and volatilities. Depending on the type of stress test, additional scenario assumptions could be made, for example on correlations, dividends, or recovery rates. For example, for equity products both a crisis scenario (prices decrease) as well as a bull scenario (prices increase) are assumed. Scenarios are calculated based on events happening independently, jointly by region, or in all countries simultaneously. This way, for each risk type, a large set of scenarios is calculated. The worst scenarios per market are combined across markets by assessing both independent events per market, and the worst events happening in all markets at the same time.

Other trading controls

VaR and Event Risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC. Furthermore, ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries. Moreover, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product specific limits and constraints.

Risk profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight VaR is presented for the ING trading portfolio from 2013 to 2018.

2018 ING Group Annual Report on Form 20-F	F - 189

Notes to the Consolidated financial statements

1   CVA risk is not included in VaR. Reserves are not included in the P&L figures.

The risk figures in the table below only relate to the trading books for which the internal model approach is applied.

1d VaR for Internal Model Approach trading portfolios
	Minimum		Maximum		Average		Year end
amounts in millions of euros	2018	2017	2018	2017	2018	2017	2018	2017
Interest rate	3	4	7	15	5	7	4	4
Equity and commodity	1	1	10	4	3	3	7	2
Foreign exchange	1	1	10	4	4	2	9	1
Credit spread	3	3	6	8	4	5	6	5
Diversification [1]					–8	–8	–13	–6
Total VaR	5	5	16	15	9	8	13	6

1 The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

In order to make sure that all the tables in the Market risk in trading books are aligned, the scope of the all the tables has been set to include all portfolios that are part of the trading book regulatory capital for both 2018 and 2017. In the Annual report of 2017 the table above included only the portfolios that are part of ING’s Financial Markets business line.

In 2018, the average VaR was at a slightly higher level compared to 2017. Over 2018, due to position changes the trading portfolio saw an increase in the Foreign Exchange asset class.

Position changes in the portfolio led to higher minimum, average and maximum values for both the 10 day Historical VaR and 10 day Stressed VaR in 2018 compared to the statistics over the whole of 2017. The overall decrease in IRC in 2018 was largely caused by decreased debt exposures to a number of sovereigns and commercial banks.

2018 ING Group Annual Report on Form 20-F	F - 190

Notes to the Consolidated financial statements

EU MR3: Internal Model Approach values for trading portfolios
amounts in millions of euros	2018	2017
VaR (10 day 99%)
1 Maximum value	46	43
2 Average value	25	22
3 Minimum value	15	14
4 Period end	40	17
Stressed VaR (10 day 99%)
5 Maximum value	139	96
6 Average value	73	56
7 Minimum value	41	33
8 Period end	124	67
Incremental Risk Charge (99.9%)
9 Maximum value	107	158
10 Average value	62	114
11 Minimum value	40	78
12 Period end	58	78
Comprehensive Risk capital charge (99.9%)
13 Maximum value	n/a	n/a
14 Average value	n/a	n/a
15 Minimum value	n/a	n/a
16 Period end	n/a	n/a

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

Standardised Approach

The market risk regulatory capital under Standardized Approach is fully driven by the foreign exchange risk in the banking books. The foreign exchange risk in the banking books in 2018 increased slightly compared to 2017.

EU MR1: Market risk under Standardised Approach
	2018		2017
amounts in EUR millions	RWA	Capital requirements	RWA	Capital requirements
3 Foreign exchange risk	1,131	90	1,074	86
9 Total	1,131	90	1,074	86

2018 ING Group Annual Report on Form 20-F	F - 191

Notes to the Consolidated financial statements

Internal Model Approach

Market risk Regulatory Capital increased during 2018 compared to 2017. The increase is mainly the result of risk position changes that resulted in higher VaR and Stressed VaR numbers. The increase is offset by a decrease in IRC, which is the result of decreased debt positions in sovereigns and financials.

EU MR2-A: Market risk under Internal Model Approach
	2018		2017
amounts in EUR millions	RWA	Capital requirements	RWA	Capital requirements
1 VaR (higher of values a and b)	1,394	112	649	52
(a) Previous day's VaR (Article 365(1) (VaRt-1))	529	42	209	17
(b) Average of the daily VaR (Article 365(1)) on each of the preceding sixty business days (VaRavg) x multiplication factor ((mc) in accordance with Article 366)	1,394	112	649	52
2 SVaR (higher of values a and b)	3,217	257	1,750	140
(a) Latest SVaR (Article 365(2) (sVaRt-1))	1,486	119	842	67
(b) Average of the SVaR (Article 365(2) during the preceding sixty business days (sVaRavg) x multiplication factor (ms) (Article 366)	3,217	257	1,750	140
3 Incremental risk charge -IRC (higher of values a and b)	767	61	1,205	96
(a) Most recent IRC value (incremental default and migration risks section 3 calculated in accordance with Section 3 articles 370/371)	727	58	981	78
(b) Average of the IRC number over the preceding 12 weeks	767	61	1,205	96
4 Comprehensive Risk Measure – CRM (higher of values a, b and c)
(a) Most recent risk number for the correlation trading portfolio (article 377)
(b) Average of the risk number for the correlation trading portfolio over the preceding 12-weeks
(c) 8 % of the own funds requirement in SA on most recent risk number for the correlation trading portfolio (Article 338(4))
5 Total	5,378	430	3,604	288

Sensitivities

As part of the risk monitoring framework, FI-FM Risk actively monitors the daily changes of sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest rates, credit spreads, equity, and commodity prices) on profit and loss results of the trading positions and portfolios.

The following tables show the five largest foreign exchange trading positions, and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors. Due to the nature of the trading portfolios, positions change from day to day.

2018 ING Group Annual Report on Form 20-F	F - 192

Notes to the Consolidated financial statements

Most important foreign exchange year-end trading positions[1]
amounts in EUR millions	2018		2017
Foreign exchange		Foreign exchange
US Dollar	–957	US Dollar	–144
Chinese Yuan Renminbi	–18	Polish Zloty	29
Swiss Franc	–14	South Korean Won	26
Polish Zloty	14	Japanese Yen	–21
South Korean Won	14	Taiwan New Dollar	21
1 In order to make sure that all the tables in the Market risk in trading books are aligned, the scope of the all the tables has been set to include all portfolios that are part of the trading book regulatory capital for both 2018 and 2017. In the Annual report of 2017 the table above included only the portfolios that are part of ING’s Financial Markets business line.

Most important interest rate and credit spread sensitivities at year-end[3]
amounts in EUR thousands	2018		2017
Interest Rate (BPV) [1]		Interest Rate (BPV) [1]
Euro	–214	US Dollar	292
US Dollar	189	Russian Ruble	–65
Great-Britain Pound	–112	Japanese Yen	61
Taiwan New Dollar	96	Taiwan New Dollar	52
Polish Zloty	54	Great-Britain Pound	–45

Credit Spread (CSO1) [2]		Credit Spread (CSO1) [2]
Germany	345	United States	464
United States	330	France	164
Russian Federation	177	United Kingdom	144
Netherlands	164	Supranational	–92
France	151	Germany	89

1 Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates. The figures include commodity risk in banking books.
2 Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.
3 In order to make sure that all the tables in the Market risk in trading books are aligned, the scope of the all the tables has been set to include all portfolios that are part of the trading book regulatory capital for both 2018 and 2017. In the Annual report of 2017 the table above included only the portfolios that are part of ING’s Financial Markets business line.

2018 ING Group Annual Report on Form 20-F	F - 193

Notes to the Consolidated financial statements

Credit spread sensitivities per risk class and sector at year-end[2]
	2018		2017
amounts in EUR thousands	Corporate	Financial Institutions	Corporate	Financial Institutions
Credit Spread (CSO1) [1]
Risk classes
1 (AAA)	–6	90	–19	–233
2–4 (AA)	3	–24	4	–35
5–7 (A)	117	78	–19	79
8–10 (BBB)	245	–2	87	–23
11–13 (BB)	85	6	–70	–90
14–16 (B)	37	13	–12	–
17–22 (CCC and NPL)	18	–	–2	1
Not rated	1	–	3	–
Total	500	161	–28	–300

1 1 Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads.
2 In order to make sure that all the tables in the Market risk in trading books are aligned, the scope of the all the tables has been set to include all portfolios that are part of the trading book regulatory capital for both 2018 and 2017. In the Annual report of 2017 the table above included only the portfolios that are part of ING’s Financial Markets business line.

Funding and liquidity risk

Introduction

Funding and liquidity (F&L) risk is the risk that ING Group or one of its subsidiaries cannot meet its financial liabilities when they are due at reasonable cost and in a timely manner. ING incorporates funding and liquidity management in its business strategy and applies a funding and liquidity risk framework in order to manage such risks within pre-defined boundaries.

A high level overview of the F&L framework is provided in this graph.

2018 ING Group Annual Report on Form 20-F	F - 194

Notes to the Consolidated financial statements

Governance

Funding & liquidity risk management within ING falls under the supervision of the ALCO Bank function which approves the funding and liquidity risk appetite that is subsequently cascaded throughout the organisation. In addition, the ICLAAP Committee focuses on technical liquidity documents and oversees business processes and deliverables concerning ILAAP. The EB and MBB, staff departments from the CRO and CFO domain as well as Group Treasury have oversight of and are responsible for managing funding and liquidity risk.

ING’s liquidity risk framework is based on the three lines of defence concept whereby risk principles are implemented, monitored and controlled in conjunction with both first and second line of defence functions.

Group Treasury and Commercial Business lines are the first line of defence functions. Group Treasury’s main responsibility is to manage ING’s (regulatory) liquidity and funding position by executing and maintaining access to the short and long term professional funding and by managing the liquidity buffer. Commercial Business lines are responsible for managing the funding and liquidity requirements from the originated business.

The second line Financial Risk function, both locally and at group level, is responsible for developing and maintaining ING’s policies, standards, guidelines and risk appetite for F&L risk management. Furthermore, the Financial Risk function measures funding & liquidity risks, is responsible for stress testing activities and controls the liquidity requirements related to commercial products. The Finance function is responsible for reporting and providing management information related to funding and liquidity management.

Funding & liquidity management strategy and objectives

The main objective of ING’s funding and liquidity risk management is to maintain sufficient liquidity to fund the commercial activities of ING under both normal market circumstances and in times of stress across various geographies, maturities and currencies. This requires a diversified funding structure that takes into account all relevant opportunities and constraints.

ING’s funding consists mainly of retail and corporate deposits contributing 50% and 21% of the total funding respectively. These funding sources provide a relatively stable funding base. The remainder of the required funding is attracted by Group Treasury through long term and short term professional funding. Group Treasury manages the professional funding in line with the risk appetite, ensuring sufficiently diversified and stable funding.

2018 ING Group Annual Report on Form 20-F	F - 195

Notes to the Consolidated financial statements

ING Bank Funding Mix[1]
	2018	2017
Funding type
Customer deposits (retail)	50%	51%
Customer deposits (corporate)	21%	22%
Interbank	5%	5%
Lending/repurchase agreement	7%	6%
CD/CP	6%	4%
Public debt	11%	10%
Subordinated debt	2%	2%
Total	100%	100%

1 Liabilities excluding trading securities and IFRS equity

In 2018, customer lending growth outpaced customer deposit growth. As a result, the reliance on professional funding activities increased as the additional lending growth was funded through short term CD/CP issuance. The Loan-to-Deposit ratio at year-end 2018 has increased to 1.07 from 1.05 in 2017.

The long term debt is diversified across maturities and currencies. The main part of it is EUR or USD denominated which is in line with the currency composition of customer lending.

Funding & liquidity adequacy and risk appetite

ING Group distinguishes several key drivers of future liquidity and funding needs:

·        The boundaries set by current and future regulatory requirements;

·        The boundaries set by risk appetite statements (EUR and USD currency);

·        The findings from various stress tests;

·        The boundaries regarding the distribution and transferability of liquidity; and

·        Any funding/refinancing needs.

Based on all these perspectives, ING Group assesses the current and future adequacy of its liquidity position and, if deemed necessary, takes steps to further improve the position with the aim to ensure that ING Group has sufficient counterbalancing capacity. That is achieved through the quarterly update of the Liquidity Adequacy Statement and the execution of the ILAAP process

ING has a Funding & Liquidity framework in place such that ING has sufficient liquidity under normal, adverse and stressed market circumstances. In general, ING considers the adequacy of its F&L position through three main lenses: (i) Stress, (ii) Sustainability and (iii) Regulatory.

(i) Through the Stress lens ING considers its ability to withstand a period of prolonged F&L stress, either idiosyncratic, market related or a combination of both, leading to customer deposit outflow or reduced access to funding markets;

ii) Through the Sustainability lens ING assesses the extent to which our customers, professional counterparties and investors are comfortable providing funding in tenors, currencies and instruments that ING needs to sustainably fund its business (intraday, short term and long term) in a going concern situation;

(iii) Through the Regulatory lens ING ascertains that it is in the position to meet current and forthcoming regulatory requirements.

For each lens, ING has in place a set of risk appetite statements which define its risk appetite profile commensurate with the principles of liquidity adequacy. These are summarised in the next graph.

2018 ING Group Annual Report on Form 20-F	F - 196

Notes to the Consolidated financial statements

These risk appetite statements are subsequently translated into a number of metrics with appropriate boundaries and instruments that are used to measure and manage ING’s funding and liquidity adequacy.

For the stress lens, the risk appetite is set such that there is sufficient counterbalancing capacity in the form of liquid assets under different internally defined stress scenarios. From the Sustainability perspective, an internally defined Stable funding to Loans ratio (supplemented by other metrics) is used to have a diversified funding base and to prevent overreliance on (short term) professional funding. Finally, the regulatory metrics Liquidity Coverage Ratio (LCR) and NSFR (Net Stable Funding Ratio) are monitored to comply with ING’s risk appetite and with regulatory requirements.

The LCR is a measure that compares the available buffer of High Quality Liquid Assets (HQLA) to Net outflows (Outflows- Inflows) in a 30-day stress scenario defined by the regulator. The liquidity buffer of ING is part of the counterbalancing capacity which serves as a cushion for liquidity needs under normal and stressed conditions.

The liquidity buffer consists mainly of ‘Level 1’ assets which are the most liquid ones and are predominantly represented by government or central bank assets. Only assets that are freely available (not pledged under existing contracts) for liquidity purposes are included in the buffer. The size and composition of the Liquidity buffer is determined by ING’s risk appetite and regulatory liquidity requirements.

The Macroeconomic and Market environment are important considerations in the Funding and Liquidity Framework.

Shifts in the macroeconomic environment are exogenous factors that ING has no control over but which may have a material impact on the F&L position both in terms of the strategic goals and in terms of the risk framework. The main macroeconomic factors which are analysed on a regular basis include:

·        Global and local economic performances such as shifts in GDP, the inflation rate, unemployment rates and public deficit/surplus;

·        Changing geopolitical trends;

·        Monetary policy with special focus on the impact of eventual reversal of unconventional measures taken by central banks in recent years on ING’s F&L position; and

·        Regulatory requirements: understanding of the changing regulatory landscape and of the different, sometimes contradicting, effects ING’s actions have on regulatory boundaries.

In terms of the market environment, the strategic ambitions of ING, together with the design and execution of funding plans, are always considered under current and projected market conditions. Key emphasis is placed on understanding overall market trends and developments, credit ratings and peer comparison.

Liquidity Stress Testing

The Funding & Liquidity Stress Testing forms part of the overall Funding & Liquidity framework. It allows ING to examine the effects of exceptional but plausible future events on ING’s liquidity position and provides insight into which entities, business lines or portfolios are vulnerable to which types of risk and/or under which scenarios.

2018 ING Group Annual Report on Form 20-F	F - 197

Notes to the Consolidated financial statements

The scope of the Funding & Liquidity Stress Testing framework includes the funding and liquidity risks of the consolidated balance sheet of ING Group N.V. including all entities, business lines, on- and off-balance sheet positions as well as contingent assets and liabilities. The Net Liquidity Position (NLP) and Time-to-Survive (TTS) are two pre-determined output metrics both of which are affected as a result of the application of specific scenarios and parameters.

The Funding & Liquidity Stress Testing framework distinguishes between idiosyncratic and market-wide scenarios (and a combination of the two) and differentiates between stress events that develop in a gradual or fast manner. The generic design of the Funding & Liquidity Stress Testing framework, which is based on empirical evidence supplemented with expert judgment, can easily be applied to a specific scenario for example as input for the firm-wide stress testing or reverse stress testing.

The outcomes of the stress tests are taken into consideration across all the key aspects of ING’s F&L risk framework and liquidity management:

·        risk appetite framework (through risk appetite statements);

·        risk identification and assessment;

·        monitoring of the liquidity position;

·        the contingency funding plan; and

·        early warning indicators.

The Funding & Liquidity Stress Testing framework is also subject to regular internal validation.

In line with ECB regulation, ING’s liquidity position is stress tested on a monthly basis under a particular scenario that forms part of the F&L Risk Appetite Statement. In addition, the results of the stress scenarios are monitored and evaluated on a regular basis and provide input for any follow-up on the need for additional contingency measures.

In the contingency funding plan, contingency liquidity risk is addressed which specifically relates to the organisation and planning of liquidity management in times of stress. The contingency funding plans are developed in conjunction with the ING Recovery Plan and are tested on a regular basis both centrally and at business unit level.

Non-financial risk and compliance risk

Introduction

The Non-Financial Risk (NFR) function encompasses Operational Risk Management (ORM), Information Risk Management (IRM), the Independent Validation Unit (IVU) and Corporate Security & Investigations (CSI). The Compliance Risk Management function encompasses the FCC (Financial Crime Compliance) and RCC (Regulatory Compliance & Conduct) teams. Risk controls for these functional areas have been implemented by means of policies and minimum standards which apply to ING’s business processes in the entities. ING has a system of internal controls that is reviewed and updated periodically and when necessary. ING’s goal is to create an environment of continuous improvement in managing non-financial and compliance risks. There is an infrastructure in place enabling management to track events, compliance and non-financial risk issues.

ING believes that an effective control environment is essential to build and maintain sustainable businesses, and preserve and enhance the trust of its customers, employees and shareholders. The Orange Code is a manifesto that describes our way of working and sets the foundation for the ethical standards ING expects from all its employees, business activities, and partners. It is comprised of ING Values, requiring all staff to act with integrity, whilst being honest, prudent and responsible - and the ING Behaviours - our way of being that makes us different from our competitors.

Governance

The Head of Corporate ORM, Corporate IRM, IVU and CSI report to the Global Head of Non-Financial Risk. The Head of Financial Crime Compliance and the Head of Regulatory Compliance & Conduct both report to the Chief Compliance Officer (CCO).

The Global Head of Non-Financial Risk is responsible to develop the framework of non-financial risk policies and standards within ING, and for monitoring the quality of non-financial risk management in the ING entities.

The Chief Compliance Officer (CCO) is the Global Head of the Compliance Risk Management function. This is an independent function responsible for developing and establishing the Bank-wide policies and minimum standards for managing compliance risks. The CCO assists the SB, EB and MBB in managing ING’s compliance risks and control framework. The CCO is a permanent participant of the Risk Committee of the Supervisory Board. The CCO and the Global Head of Non-Financial Risks meet regularly the Chairman of the Risk Committee of the SB.

Non-Financial Risk Committees (NFRCs) and Management Teams (MTs) measure, monitor and manage operational, information and compliance risks. The Bank NFRC is the primary approval and oversight committee for non-financial risk matters. Additionally NFRCs exist at the Division and/or Entity level providing input to the Bank NFRC. They are chaired by the first line of defence with the purpose to steer the risk management activities of the first and second lines of defence in their respective scope. Non-financial risk topics are

2018 ING Group Annual Report on Form 20-F	F - 198

Notes to the Consolidated financial statements

an integral part of the agenda of regular MTs at various levels of the organisation. Since 2018, with the changes in guidelines issued by the EBA, a Group NFRC has been established covering the ING Group entities that are not in scope of the Bank NFRC.

The NFR and Compliance functions use a layered functional approach within divisions to support a systematic and consistent implementation of the framework of policies and minimum standards within ING. To avoid potential conflicts of interests, it is imperative that staff in this function are independent and objective when advising business management on non-financial or compliance risk matters in their business unit or business line. To facilitate this, a functional reporting line to the next higher level within Operational Risk Management (ORM), Information Risk Management (IRM) and Compliance Risk Management is in place. The functional reporting line has clear accountabilities with regard to objectives setting, remuneration, performance management and appointment of new staff as well as a mandate to instruct, veto and escalate.

Framework

Non-financial risk is the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems; a failure to comply with laws, regulations and standards; or external events. ING has a framework for non-financial risks that supports and governs the process of identifying, measuring, mitigating, monitoring and reporting non-financial and compliance risks. It reflects the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

Processes aim at identifying key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed and precedes a risk assessment. Different techniques for event identification exist within ING, such as Risk & Control Self-Assessments, business environment assessment, scenario analysis, internal events analyses (e.g. lessons learned based on information from event reporting), external events inventories, and monitoring.

Risk & Control Self-Assessment

Risk & Control Self-Assessment (RCSA) of non-financial risks inherent to ING products, activities, people, processes and systems provide management with an understanding of the operational risk profile. Based on the identification and assessment, internal controls are designed for the mitigation of risks to remain within the risk appetite.

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

External events inventories

External non-financial loss data provides valuable information about the losses experienced by other entities outside ING, and assists ING to quantify its exposure to risk events that have not been experienced internally. External loss data is an important component in the calculation of operational risk capital.

Risk responses

Business units and departments perform regular monitoring activities, BEAs and Risk & Control Self-Assessments (RCSAs) to identify and assess risks. These are conducted with involvement of the business and their ORM, IRM, Compliance and/or Legal departments. Based on the results of the risk assessment, response measures should be determined for the identified risks beyond the risk appetite.

Risk response can be achieved through several combinations of mitigation strategies, for example, reducing the likelihood of occurrence, reducing the impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through ING’s global action tracking system iRisk.

Risk appetite and reporting

The specific Non-Financial Risk appetite (defined as the acceptable and authorised maximum level of non-financial risk) is approved by the MBB based on a proposal made by the Bank NFRC. Adherence to this risk appetite is monitored quarterly through the NFR Dashboard which reports the key non-financial risk exposures. The NFR Dashboard provides management at country, divisional and

2018 ING Group Annual Report on Form 20-F	F - 199

Notes to the Consolidated financial statements

bank level with an overview of key risks within the non-financial risk areas including compliance risks, information security risks, continuity risks, control & processing risks, fraud risks, unauthorised activities risks, and personal and physical security risks, enabling management to focus and set priorities.

The yearly objective setting process for both business management and NFR professionals aims to keep improving the management of non-financial and compliance risks throughout ING to safeguard that ING stays in control of its current and future non-financial and compliance risks.

The Non-Financial Risk reporting deliverables consist primarily of the quarterly Non-Financial Risk Dashboard (NFRD) report and a monthly NFRD booklet. The iRisk system serves as the single source of truth for NFR and Compliance risk management information and supports the three lines of defence in their Risk Management and Reporting activities.

Advanced Measurement Approach (AMA)

ING has an Operational Risk Capital model in place in which the risk profile is closely tailored to its internal risk profile and its divisions, by using scenario data for capturing severe unlikely risks and internal losses, and RCSA data for capturing day-to-day risks. The business has a leading role in assessing scenario severities, with the ORM function validating and challenging the results. The internal data are combined with external loss data (ORX) in the AMA capital calculation. Since April 2013, ING is allowed to use its AMA model for regulatory capital calculation purposes. ING reports the regulatory capital numbers on a quarterly basis.

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

Risk categories

ING categorises operational risks in a number of risk areas:

·        Information (Technology) risk is the risk of financial loss, regulatory sanctions or reputational damage due to breaches of confidentiality, integrity or availability within business processes or information or lack of information quality;

·        Continuity risk is the risk of financial loss, regulatory sanctions or reputational damage due to business disruptions (loss of people, processes, systems, data, premises);

·        Control and processing risk are the risks of financial loss, regulatory sanctions or reputational damage due to ineffective organisation structures and governance procedures (including unclear roles and responsibilities and inadequate reporting structure), failed (transaction) processing (input, execution, output) or failing process management; monitoring and enforcement of risk mitigating measures; and risk culture;

·        Internal fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by employees (incl. temporary workers, third party contractors, internships and consultants) who intend to deceitfully or unlawfully benefit themselves or others;

·        External fraud risk is the risk of financial loss, regulatory sanctions or reputational damage due to deliberate abuse of procedures, systems, assets, products and/or services of ING by external parties (clients, potential clients or other third parties, including vendors and outside agencies) who intend to deceitfully or unlawfully benefit themselves or others;

·        Unauthorised activity risk is the risk of financial loss, regulatory sanctions or reputational damage due to employees performing outside the normal course of their business, intentionally giving unauthorised approvals or overstepping their authority;

·        Personal and physical security risk is the risk of financial loss, regulatory sanctions or reputational damage due to criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might have an impact on ING organisation's confidentiality, integrity or availability; and

·        Employment practice risk is the risk of financial loss, regulatory sanctions or reputational damage due to acts that are inconsistent with employment, health and/or safety laws, regulations or agreements, from payment of personal injury claims, or from diversity/discrimination events.

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

2018 ING Group Annual Report on Form 20-F	F - 200

Notes to the Consolidated financial statements

Legal risk is defined as the risk related to (i) a failure (or perceived failure) to adhere to applicable laws, regulations and standards, (ii) contractual liabilities or contractual obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way, and (iii) liability towards third parties due to an act or omission contributable to ING (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.

Given the heavy reliance on IT systems in financial institutions, controls that monitor the various aspects of IT risk, such as integrity and confidentiality, are embedded in ING’s risk and control framework.

Business Continuity Management Framework

The Business Continuity Management (BCM) policy and its accompanying minimum standard establish the principles, governance and framework around which BCM capability is designed, built and maintained such that ING is prepared to respond to a variety of external and internal disruptive events and can effectively recover from a severe business disruption at pre-defined service levels. ING’s BCM life-cycle is a business driven process.

Main developments in 2018

Cybercrime & Fraud

·        Cybercrime remains a significant threat to ING with attack methodologies capable of rapidly evolving to adapt to new or enhanced security measures. Relatively unskilled, criminally motivated hackers are increasingly adopting the tactics, techniques and procedures (TTPs) typically used by more sophisticated nation-stated backed adversaries. Moreover, evidence suggests that sophisticated techniques are becoming more widely commoditised. In 2018 an uptick in “Cybercrime-as-a-Service” made large scale DDoS or phishing attacks increasingly affordable and available for threat actors of all capability levels.

·        Controls continue to be embedded in the organisation as part of the overall internal control framework and are continuously re-assessed against existing and new threats. The identification and monitoring of threat actors and campaigns relevant to ING also informs this process as does the closer alignment between IT security and fraud teams. In addition, ING continues to strengthen its global cybercrime and fraud resilience through extensive collaboration with financial industry peers, law enforcement authorities, government (e.g. National Cyber Security Center) and internet service providers (ISPs).

·        Concerns over the potential impact of insider threat continues to increase but specific information relating to instances or trends in the financial industry remains limited.

·        The increasing use of third party vendors for services and the implementation of PSD2 is likely to represent fraud management and IT security challenges in the short term as criminal actors target financial data outside the traditional banking environment.

·        Dealing with current and upcoming fraud threats effectively requires continuous improvement of fraud prevention methodologies, automated fraud detection and better alignment of cross border fraud response across ING.

User Access Management (UAM)

User Access Management (UAM) is one of the focus areas of ING and an important element in our control framework to mitigate the risk of unauthorized and / or inappropriate access to systems, processes and the data and information contained therein. Consequently, the User Access Management processes, controls and practices are periodically reviewed, tested, adapted and improved by a dedicated UAM team to address ongoing developments in and outside ING. In 2019 process will continue to mature, with attention to standardization, harmonisation of processes, day to day practices and further automation of UAM controls.

Outsourcing Risk

In 2018, a new Sourcing Policy became effective which outlines the inherent critical and high risks that can materialise during the sourcing life-cycle and the control objectives to effectively mitigate these risks. In addition the Support Control Framework (SCF) Sourcing defines the controls that have to be implemented and tested to effectively mitigate the risks. The scope of sourcing encompasses outsourcing to external providers as well as intra-group sourcing. In the second half of 2018, ING provided input to the EBA, via European Banking Forum (EBF), during the consultation round of its draft Guidelines on Outsourcing. In 2019 NFR will perform a gap-analysis on the final guidelines in order to identify and implement additional requirements.

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

The Compliance Risk Management function established a compliance control framework in which controls are defined based on laws, regulations, and standards that are part of the internal control framework of ING applicable to non-financial risks. To support management in mitigating compliance risks, the Compliance Risk Management function supports training and advises the business in managing compliance risks related to e.g. money laundering, terrorist financing, sanction and export control compliance, conflicts of

2018 ING Group Annual Report on Form 20-F	F - 201

Notes to the Consolidated financial statements

interests, misselling, corruption and protection of customers’ interests, Financial Account Tax Compliance Act (FATCA), Common Reporting Standard (CRS), and US withholding tax and information reporting regulations.

Risk categories

ING categorises compliance risk into four conduct-related integrity risk areas:

·        Client conduct refers to the compliance risks arising from the relationship with or generated by the conduct of our clients and/or business partners, like money laundering or terrorist financing. Those risks are generally defined within ING as Financial Economic Crimes. Furthermore, client conduct refers also to the compliance risks relating to FATCA, CRS, and US withholding tax and information reporting regulations;

·        Personal conduct refers to the compliance risks arising from the conduct of ING employees;

·        Financial Services conduct refers to the compliance risks arising from or generated by the conduct of ING when developing, marketing and/or selling products and services to its clients; and

·        Organisational conduct refers to the compliance risks arising from the way the Bank is organising itself to develop its activities. This category covers for instance the licences required to perform its regulated banking activities.

Controls aiming to mitigate the compliance risks associated with the above mentioned risk areas are designed and applied to the day-to-day processes in the bank. The effectiveness of the controls is tested periodically, and senior management has the responsibility that their processes are compliant with applicable laws and regulations, ING’s internal policies, and the Orange Code.

In cases where an employee of ING suspects an actual or potential irregularity or misconduct within ING that leads or could lead to a violation of ING Orange Code, any ING policy and/or any applicable law, regulation or code, can be reported anonymously in line with the Whistle-blower Policy, via internal or external channels next to normal reporting channels.

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

The FEC Policy and Minimum Standards set the requirements for all ING entities to guard against involvement in criminal activity. The requirements in the FEC Policy cover minimum standards and controls related to: money laundering, terrorist financing, export trade controls, proliferation financing, sanctions (economic, financial and trade) and countries designated by ING as Ultra High Risk Countries (UHRC).

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

Main developments in 2018

Regulatory developments

Compliance with applicable laws and regulations is resource-intensive. Banks continue to be faced with new and increasingly onerous regulatory requirements, and we expect the scope and extent of regulations in the jurisdictions in which we operate to generally increase further.

Regulation is becoming increasingly more extensive and complex. An example is the implementation of the Common Reporting Standard (CRS), which like FATCA requires financial institutions to report detailed client-related information to the competent authorities. Customer due diligence (CDD) and transaction monitoring impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering , terrorist financing, and fraud.

Despite our efforts to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations are unclear, or under development, are in conflict with each other, or where regulators revise their guidance or courts set new legal standards. Meeting these requirements within the strict timelines that are set poses a significant challenge for banks. ING will continuously work on embedding in our IT systems and data the processes and procedures needed for effective compliance and developing its people to have the right knowledge and skills.

2018 ING Group Annual Report on Form 20-F	F - 202

Notes to the Consolidated financial statements

4th AML Directive

The 4th AML Directive, as issued by the European Union, has been incorporated into the update of the ING Financial Economic Crime Policy and Minimum Standards, which has been renamed Know Your Client (KYC) Policy, incorporating also KYC-related requirements of the FATCA/CRS policy, as well as certain elements of the Environmental Social Risk policy. The main changes in this Directive (compared to the 3rd AML Directive) are related to: the establishment of an Ultimate Beneficial Owner (UBO) register (at national level with the potential to share the information within the European Economic Area (EEA)) and a stronger approach towards the application of due diligence on ING’s customers. The implementation date of the Directive was 26 June 2017. The implementation of the directive into Dutch law has taken place in July 2018.

On 5 July 2017 the European Commission presented a new proposal for a Directive amending the 4th AML Directive (so called 5th AML Directive). The aim of the proposal is to tackle new means of terrorist financing, increase transparency to combat money laundering and help strengthen the fight against tax avoidance. On 8 June 2018, the EU Council adopted its position on the proposed Directive.

In addition, the European Supervisory Authorities (ESAs) issued their final Guidelines on risk factors on 26 June 2018, which became applicable by 26 June 2018. These Guidelines promote a common understanding of the risk-based approach to AML/CFT and set out how it should be applied in the context of the 4th EU AML Directive. Furthermore, on 22 September 2018 the ESAs also issued their final Guidelines to prevent the abuse of funds transfers for terrorist financing and money laundering purposes. These guidelines applied from six months after the date on which they are issued.

FEC/KYC

In September 2018, ING was impacted by the EUR 775 million settlement agreement with the Dutch Public Prosecution Service related to the previously disclosed criminal investigations that found serious shortcomings in the execution of customer due diligence requirements to prevent financial economic crime at ING Netherlands in the period investigated (2010-2016).

The implementation and execution of policies and procedures related to anti-money laundering (AML) is an ongoing activity. In addition, ING has taken a number of specific measures to strengthen its management of compliance risks and address the root causes of the shortcomings. These measures are being implemented as part of the bank-wide, global Know Your Customer (KYC) Enhancement Programme, a multi-year improvement programme with integral steering. This specific programme was officially launched early in 2017 and is expected to run until end-2020. ING is committed to periodically providing the Dutch central bank (DNB) with regular updates on the progress made.

The KYC Enhancement Programme encompasses all client segments in all ING business units, leveraging on experiences from the enhancement programme already started in the Netherlands. The programme consists of three parts: (a) look-back analysis on past deficiencies in post-transaction monitoring. The look-back analysis consists of screening of transactions executed in the past. In case unusual transactions are identified, ING is committed to following the applicable reporting process; (b) enhancement of customer due diligence files with the aim to document sufficiently the knowledge the bank has about its clients in the line with past and new requirements; (c) structural solutions that should support getting sustainably better in addressing money laundering risks in our portfolio and complying with laws and regulations.

The structural solutions comprise five pillars:

·        Development and global roll-out of KYC risk appetite statements, KYC risk assessments on clients, capability structure and maturity assessments. Setting acceptance criteria based on which clients are on-boarded, transactions are processed or taxes are withheld. This pillar covers also the use of a uniform risk assessment methodology for KYC-related integrity risks and a common taxonomy to measure effectiveness.

·        Development and global roll-out of a bank-wide KYC digital service platform, including processes and tooling around CDD, screening and workflow management. This includes the fulfilment of the client acceptance and maintenance life cycle within one global digital platform. All required screening components (name screening, pre-transaction screening, adverse media screening) will be incorporated into the client acceptance due diligence process. Once a customer is onboarded, ongoing screening and monitoring of transactions can then be activated.

·        Translation of risk assessment outcomes into scenarios and alert definitions that can be applied in transaction monitoring. This includes the design and definitions of the applicable financial economic crime (FEC) and client activity monitoring (CAM) scenarios per entity, the building of the alert definitions (including data feeds) and migration to a central tool where relevant and possible, and validating and testing the approach from risks to alerts.

·        Set up central KYC organisation that defines standards and drives global execution and improvements. This includes the set-up of the new KYC organisation now in place. As of 4Q 2018, we have strengthened the KYC governance by including the heads of the business lines in the KYC Committee. Going forward we will further develop the global KYC function to ensure structural embedding of standardised and uniform ways of working, with regular improvement cycles and support of advanced technologies and insights.

2018 ING Group Annual Report on Form 20-F	F - 203

Notes to the Consolidated financial statements

·        Develop and rollout KYC communication and awareness initiatives and set up a behavioural risk department that performs risk assessments. In its internal communications, ING has made it clear that non-financial risk and compliance are just as important as financial risk and will be embedded in ING’s DNA. An online training module to enhance awareness of KYC was rolled out to all employees worldwide. MBB members spent a considerable amount of time engaging with staff to explain and discuss our responsibility as gatekeepers of the financial system. In these meetings, the impact of the settlement, the root causes, the shortcomings and our commitment and efforts to enhance were discussed. ING started behavioural risk assessments during which more than 100 interviews were held and more than 200 surveys were done to understand better how people, teams and departments interact and work together. Based on these insights, actions for improvement will be considered.

ING recognises that fighting Financial Economic Crime requires close cooperation with other banks and supervisory and regulatory authorities. ING is therefore working with the Dutch Banking Association (NVB) and the Dutch central bank (DNB) on harmonising efforts in the fight against FEC and participates actively in various working groups and project teams in this area. As such, ING actively participates in public-private partnerships to combat FEC, such as participating in the FEC Council PPS (‘FEC-RAAD Public Private Cooperation’) in which Dutch authorities and financial institutions cooperate on supervision, control, prosecution or investigation with financial sector parties to strengthen the integrity of the sector. This is done by means of preventative action to identify and combat threats to integrity. ING believes that introducing clear accountabilities and standard processes across the financial industry will allow ING to manage and control KYC activities and integrity risks more effectively.

As previously noted, in connection with the above-mentioned investigations ING also received information requests from the US Securities and Exchange Commission (SEC). ING has received a formal notification from the SEC that it has concluded its investigation and, based on the information at that time, the Division of Enforcement does not intend to recommend SEC enforcement action against ING.

Financial Account Tax Compliance Act (FATCA)

Under provisions of US tax law commonly referred to as FATCA, non-US financial institutions are required to provide certain information on their US account holders and/or certain US investors to the US Internal Revenue Service (“IRS”). A 30% withholding tax will be imposed on ‘withholdable payments’ made to non-compliant non-US financial institutions. As part of the actions taken to comply with FATCA and other US withholding tax regulations, ING is for example updating and strengthening its withholding compliance programme and reviewing, amending and filing the necessary tax returns and information reports.

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

In December 2018, the US IRS released proposed regulations that aim to reduce taxpayer burden with respect to certain requirements under Chapter 3 and Chapter 4 (FATCA) of the US code.

Common Reporting Standard (CRS)

Similarly, the Organisation for Economic Cooperation and Development (‘OECD’) has developed a Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. CRS requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. As of 29 October 2018, 104 jurisdictions (‘signatory countries’), including the Netherlands, have signed a multilateral competent authority agreement to automatically exchange information pursuant to CRS. The majority of countries where ING has a presence have committed to CRS. The EU has made CRS mandatory for all its member states. The first information exchange by the Netherlands (as for approximately half of the signatory countries) was executed in 2017. Other signatory countries commenced their information exchange in 2018.

In 2018, the OECD has introduced two new measures to tackle global tax avoidance/evasion:

·        Mandatory Disclosure Rules for Addressing CRS Avoidance Arrangements and Opaque Offshore Structures

·        Preventing Abuse of Residence by Investment (RBI) and Citizenship by Investment (CBI) Schemes to Circumvent the CRS

2018 ING Group Annual Report on Form 20-F	F - 204

Notes to the Consolidated financial statements

These measures are in the process of being implemented in local laws. With regard to the mandatory disclosure rules for EU jurisdictions, this was done via the amendment to Directive 2011/16 (“DAC6”). See below.

DAC6 (EU2018/822, an amendment to EU Directive 2011/16)

DAC6 imposes mandatory disclosure requirements for taxpayers and intermediaries involving the reporting of cross-border arrangements affecting at least one EU Member State that fall within one of a number of “hallmarks”. These hallmarks are broad categories setting out particular characteristics identified as potentially indicative of aggressive tax avoidance. The reporting obligations apply to “intermediaries” (financial institutions like ING may fall under this term) or, in some circumstances, the taxpayer itself. There will be a mandatory automatic exchange of information on such reportable cross-border schemes via the Common Communication Network (CCN) between the Member States which will be set-up by the EU. Although DAC6 is not effective until 1 July 2020, taxpayers and intermediaries need to monitor cross-border arrangements already as of 25 June 2018.

MiFID II

Integrity and transparency in financial markets are essential for public and investor confidence. The revised Markets in Financial Instruments Directive European legislation (MiFID II) came into effect in January 2018. A central programme continued in 2018 to support ING’s commitment to embed the revised legislation throughout the organisation.

GDPR

As per 25 May 2018 the European General Data Protection Regulation (GDPR) became effective. GDPR affords greater protection to individuals and requires more control on data and transparency regarding the use of data by companies. In 2018 ING continued its central programme, which was initiated in 2016, to implement these GDPR standards.

Awareness & Learning

Promoting Integrity Programme

The Promoting Integrity Programme was started in 2010 and consists of e-learning modules on key bank-wide topics that can be followed-up with dialogue sessions in which managers discuss the issues raised with their teams. The programme is sponsored by board members and senior managers and is created for the benefit of every employee in every part of ING to enhance the understanding of how their actions and behaviour can help earn and retain customer and stakeholder trust. In 2018, integrity led behaviour was addressed by means of the mandatory PIP e-learning ‘Dealing with Dilemmas’ and ‘Data@Risk’ which were rolled out globally.

Compliance Forum ING

In 2018, we continued training the Compliance Officers within ING worldwide in the Compliance Forum ING. This forum is about building expertise and sharing experience. The focus is on regulatory developments, innovation and the future of compliance – what compliance officers can do to Think Forward. Participants are engaged in lively discussions on current topics, take part in workshops and plenary sessions to experience and develop the new ways of working within ING. Participants can connect with colleagues from across the globe and share knowledge and views on the compliance function of the future. Part of the Compliance community was trained in 2017 and in 2018 the remainder has been trained.

Speak-up

A speak-up awareness campaign was launched for all ING Bank employees to enhance the awareness to raise any concern related to breaches of the Orange Code, any suspected or actual criminal conduct, unethical conduct or other misconduct by or within ING. The awareness campaign was supported by the launch of a revised whistleblower policy and a mandatory global e-learning.

Compliance Risk Culture Monitoring

The Compliance Risk Management function continued to enhance its control framework by monitoring on drivers for conduct or the ‘soft controls’. By assessing both hard controls and soft controls, such as leadership, group dynamics and decision making via in-depth interviews with ING staff, ING further strengthens the mitigation of compliance risks and provides management with knowledge and tools how to further develop a sound risk and integrity-led culture throughout the global ING organisation. In addition to Compliance Risk Culture Monitoring, ING is further developing in the area of hard control monitoring on the Orange Code values.

Dilemma Dialogue

As also stated in our Orange Code, balancing the rights and interests of all involved is key to ongoing viability of the bank. ING employees are expected to take the time and effort to reflect on dilemmas or difficult decisions they have to take, and to do so in a sustainable manner. To support this ING enrolled the Orange Code Dilemma Dialogue model. This is a decision making model that takes employees through the steps of analysing an issue or dilemma, defining stakeholders, listing arguments and weighing them to make clear what in the specific case is the right thing to do. The launch of the Dilemma Dialogue model was supported by a mandatory e-learning for all staff and additional training to all compliance staff to enable them to facilitate the dialogue on dilemmas in their own local business unit.

2018 ING Group Annual Report on Form 20-F	F - 205

Notes to the Consolidated financial statements

Business Risk

Introduction

Business Risk for ING has been defined as the exposure to value loss due to fluctuations in volumes/margins as well as expenses. It is the risk inherent to strategy decisions and internal efficiency. Business risk capital is calculated via the variance-covariance methodology for expense risk, covering the risk that expenses will deviate from the expected expenses over the horizon of the relevant activities. This risk primarily relates to the (inflexibility) to adjust expenses, when that is needed. Expense risk only concerns non-financial expenses (e.g. staff and IT expenses); financial expenses are not in scope.

Governance and risk management

ING applies an explicit Risk Appetite Statements regarding business risk, focusing on earnings stability and diversification of the business mix, as avoiding to put all eggs in one basket reduces the risk that volumes and/or margins will suddenly drop due to unexpected changes in the business environment for certain markets and products. Furthermore, the underlying risk types (expense risk and volume-margin risk) are also mitigated and managed in a different way. Expense risk is monitored and managed via the financial performance of the bank and the local units, whereby the reported expense numbers are compared on a quarterly basis with the projected cost/income ratio. Deviations from this ambition are monitored as part of the financial projections that are discussed continuously within different parts of the organisation.

54 Capital management

Objectives

Group Treasury (“GT”) is the result of a merger between Capital Management and Bank Treasury which was approved by the ING management board in 2017. GT covers the full spectrum all the way from day-to-day operational management to the more strategic advisory function, and all the way from cash management, to liquidity and funding management to solvency and capital management.

GT Capital Management, part of the Balance Sheet & Capital Management, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with ING’s business activities. This involves not only managing, planning and allocating capital within ING Group, ING Bank and its various entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means Capital Management takes into account both regulatory and internal metrics and requirements as well as the interests of key stakeholders such as shareholders and rating agencies.

ING applies the following main capital definitions:

•         Common Equity Tier 1 capital (CET1) - is defined as shareholders’ equity less regulatory adjustments. CET1 capital divided by risk-weighted assets equals the CET1 ratio.

•         Tier 1 capital – is defined as CET1 capital including Additional Tier 1 (hybrid) securities and other regulatory adjustments. Tier 1 capital divided by risk-weighted assets equals the Tier 1 capital ratio.

•         Total capital – is Tier 1 capital including subordinated Tier 2 liabilities and regulatory adjustments. Total capital divided by risk-weighted assets equals the Total capital ratio.

•         Common Equity Tier 1 ratio ambition – is built on potential impact of a standardised and pre-determined 1-in-10-year stress event (i.e. at a 90% confidence level with a 1-year horizon) as described in the Risk Management section.

•         Leverage ratio – is defined as Tier 1 capital divided by the total exposure amount.

•         Bail-inable capital – Total capital, Senior HoldCo and Opco debt qualify as Bail-inable capital.

ING also applies the following risk appetite definitions:

•         RAF – Risk appetite framework which includes Solvency, Liquidity & funding risk, Credit risk, Market risk and Non-Financial risk appetite statements

•         FX ratio hedging – the objective is to protect the CET1 ratio of ING consolidated figures against FX fluctuations.

•         Capital investment hedge.

2018 ING Group Annual Report on Form 20-F	F - 206

Notes to the Consolidated financial statements

Developments

The capital position remained robust in 2018 reflecting strong profitability with a lower risk weight and complemented with the optimisation of the capital structure. At both the consolidated and entity level, ING has sufficient buffers to withstand certain adverse scenarios without breaching currently applicable requirements.

The transitional (phased-in) CET1 requirement for ING Group at a consolidated level was set at 10.43% in 2018. This requirement is the sum of a 4.5% Pillar I requirement, a 1.75% Pillar II requirement, a 1.875% Capital Conservation Buffer (CCB), a 0.06% Countercyclical Buffer (based on December 2018 positions) and the 2.250% Systemic Risk Buffer (SRB) that are set separately for Dutch systemic banks by the Dutch Central Bank (De Nederlandsche Bank). The CCB and the SRB are scheduled to phase-in to 2.5% and 3.0% by 1 January 2019, respectively. This requirement excludes Pillar II capital guidance, which is not disclosed.

Consequently, the Maximum Distributable Amount (MDA) trigger level is expected to rise from 10.43% in 2018 to 11.83% in 2019, based on stable Pillar II capital requirements. In the event that ING Group breaches the MDA level, we may face restrictions on dividend payments, AT1 instruments coupons and bonus payments.

ING continues to maintain a strong and high quality capital level. ING Groep N.V. has a phased-in Common Equity Tier 1 ratio and a fully-loaded Common Equity Tier 1 ratio of 14.5% as at 31 December 2018. Therefore, ING complies with the current fully-loaded CRR/CRD IV solvency requirement of 11.83%.

The phased-in and fully-loaded Group Tier 1 ratio (including grandfathered securities) are at the same level of 16.2%, as of 31 December 2018. The phased and fully-loaded total capital ratio (including grandfathered securities) of ING Groep N.V. decreased from 18.5% to 18.4% and 19.1% to 18.4%, respectively.

ING Bank N.V. has a fully-loaded CET1 ratio and a phased-in CET1 ratio of 12.9%, thereby complying with CRR/CRD IV solvency requirements. ING Bank N.V. paid €2,517 million of dividend to ING Group in 2018. The fully loaded in Tier 1 ratios (including grandfathered securities) decreased from 14.7% to 14.5%, while the phased-in Tier 1 ratio (including grandfathered securities) remained stable at 14.6%, primarily reflecting developments in ING Bank’s CET1 ratio. The Banks’s fully loaded and phased-in total capital ratio (including grandfathered securities) decreased from 18.3% to 17.2% and 18.2% to 17.2%, respectively.

In 2018, ING Groep N.V. did not issue or redeem Additional Tier 1 instruments. In 2018, a total of €4.7 billion ING Bank Tier 2 bonds were redeemed. In line with the resolution strategy, ING Groep N.V. issued €1.8 billion of Tier 2 bonds.

To support orderly resolution, the Bank is required to meet minimum requirements for own funds and eligible liabilities (MREL). In 2018 ING Group received a formal notification from De Nederlandsche Bank (DNB) of its binding MREL. The MREL requirement has been established to ensure that banks in the European Union have sufficient own funds and eligible liabilities to absorb losses in case of potential bank failure. The MREL requirement is set for ING Group at a consolidated level, as determined by the Single Resolution Board (SRB). This MREL requirement has been set at 10.89% of total liabilities and own funds. We expect future requirements to be based on a consolidated requirement, to be met with ING Groep N.V. instruments only.

The Total Loss Absorbing Capacity (TLAC) requirement as set out by the Financial Stability Board is in the process of being implemented in EU regulations through amendments to the Capital Requirements Regulations. Once implemented in EU regulation, as a Global Systemically Important Institution (G-SII) ING is expected to meet the TLAC requirement alongside the other minimum regulatory requirements set in EU regulation. The TLAC requirement is expected to consist of 16% of the resolution group’s risk weighted assets (TLAC RWA Minimum) and 6% of the leverage ratio denominator (TLAC Leverage Ratio Exposure (LRE) Minimum), excluding buffer requirements, as of 1 January 2019. From 1 January 2022 TLAC is required to be at least 18% of the resolution group’s risk weighted assets and 6.75% of the leverage ratio denominator.

ING has been replacing, and will continue to replace, maturing ING Bank N.V. debt with ING Groep N.V. instruments. In order to build up our MREL capacity, ING Groep N.V. issued multiple transactions (excluding above mentioned Tier 2 issuances) for a total amount of €11.5 billion in 2018. These transactions will not only allow us to support business growth, but will also ensure we can meet MREL and TLAC requirements with ING Groep N.V. instruments only.

Capital and ROE targets

Through the improved assessment of the impact of Basel IV and IFRS 9 on ING’s capital and earnings, we have formulated ING Group’s CET1 ratio and annual underlying ROE financial ambitions. The underlying ROE ambition applies to the current average IFRS-EU shareholder’s equity, excluding interim profit, which is not included in CET1 capital. As of December 2018, our CET1 ratio of 14.5% was

2018 ING Group Annual Report on Form 20-F	F - 207

Notes to the Consolidated financial statements

well above our CET1 ratio ambition of 13.5% and SREP requirement of 11.8%, while our annual underlying ROE was within our ambition of 10-12%, at 11.2%.

Dividend

ING Group’s dividend policy aims to pay a progressive dividend that will reflect considerations including expected future capital requirements, growth opportunities of the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cash dividend of €2,646 million, or €0.68 per ordinary share, over the financial year 2018. This is subject to the approval of shareholders at the Annual General Meeting in April 2019. Taking into account the interim dividend of €0.24 per ordinary share paid in August 2018, the final dividend will amount to €0.44 per ordinary share and will be paid fully in cash. The total amount of €1,712 million is completely covered by the remaining balance of 'interim profits not included in CET1 capital' at year-end 2018.

Policies

The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. For Debt and Capital Issuance there are additional policies and limits that guide the execution of capital market transactions.

Processes for managing capital

Besides measuring capital adequacy, Capital Management also ensures the availability of sufficient capital through target and limit setting for the above mentioned metrics for ING Group and ING Bank. Additionally, Capital Management ensures adherence to the set limits and targets by planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in the capital planning process. Following the dynamic business planning process, ING prepares a capital and funding plan on a regular basis for all its material businesses and assesses continuously the timing, need and feasibility for capital management actions in scope its execution strategy. Sufficient financial flexibility should be preserved to meet important financial objectives. ING’s risk appetite statements set targets and are at the foundation of the capital plan. These limits are cascaded to the different businesses in line with our risk management strategy.

Adverse planning and stress testing are integral components of ING’s risk and capital management framework. It allows us to (i) identify and assess potential vulnerabilities in our businesses, business model, portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in our strategic and capital plans; and (iii) improve decision-making and business steering through balancing risk and return following a foresighted and prudent management approach. In addition to internal stress test scenarios reflecting the outcomes of the annual risk assessment, ING also participates in regulatory stress test exercises. ING participated in the 2018 EU-wide stress test conducted by EBA.

Capital adequacy assessment

As at 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position table reflects own funds according to the Basel 3 rules as specified in the CRR/CRD IV. As CRD IV will be phased-in gradually until 2019, the table shows the CRD IV positions according to the 2019 end-state rules and the 2018 rules. ING reports these metrics for ING Group and ING Bank. During 2018, ING Group and ING Bank were adequately capitalised.

2018 ING Group Annual Report on Form 20-F	F - 208

Notes to the Consolidated financial statements

ING Group capital position according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2018	2017	2018	2017
Shareholders' equity[4]	50,932	50,406	50,932	50,406
Interim profit not included in CET1 capital [1]	–1,712	–1,670	–1,712	–1,670
Other adjustments	–3,776	–3,186	–3,726	–3,154
Regulatory adjustments	–5,489	–4,856	–5,439	–4,825
Available common equity Tier 1 capital	45,443	45,550	45,493	45,581

Additional Tier 1 securities [2]	5,339	5,137	5,339	5,137
Regulatory adjustments additional Tier 1	48	42	46	–393
Available Tier 1 capital	50,831	50,729	50,878	50,326

Supplementary capital Tier 2 bonds [3]	8,248	11,086	8,248	11,086
Regulatory adjustments Tier	–1,136	–2,517	–1,325	–4,001
Available Total capital	57,943	59,298	57,801	57,410

Risk weighted assets	314,149	309,887	314,149	309,887

Common equity Tier 1 ratio	14.47%	14.70%	14.48%	14.71%
Tier 1 ratio	16.18%	16.37%	16.20%	16.24%
Total capital ratio	18.44%	19.14%	18.40%	18.53%

1) The interim profit not included in CET1 capital as per 31 December 2018 (€1,712 million) includes €135 million for 4Q 2018 (Full year 2018: €2,646 million) minus a ING Group interim dividend payment of €934 million paid out in Aug 2018.

2) Including €2,833 million which is CRR/CRD IV-compliant (2017: €2,691 million) and €2,506 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2017: €2,446 million).
3) Including €8,079 million which is CRR/CRD IV-compliant (2017: €8,995 million), and €168 million be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2017: €2,091 million).
4) Shareholders' equity is determined in accordance with IFRS-EU

2018 ING Group Annual Report on Form 20-F	F - 209

Notes to the Consolidated financial statements

ING Bank NV capital position according to CRR/CRD IV
	(fully-loaded)		(phased-in)
	2018	2017	2018	2017
Shareholders' equity [4]	44,173	43,662	44,173	43,662
Interim profit not included in CET1 capital [1]	–174	–44	–174	–44
Other adjustments	–3,621	–3,043	–3,568	–3,017
Regulatory adjustments	–3,794	–3,087	–3,742	–3,061
Available common equity Tier 1 capital	40,379	40,576	40,431	40,602

Additional Tier 1 securities [2]	5,179	4,989	5,179	4,989
Regulatory adjustments additional Tier 1	62	53	62	–374
Available Tier 1 capital	45,619	45,618	45,671	45,217

Supplementary capital Tier 2 bonds [3]	8,248	11,086	8,248	11,086
Regulatory adjustments Tier 2	66	47	69	–44
Available Total capital	53,933	56,751	53,988	56,259

Risk weighted assets	313,572	309,287	313,572	309,287

Common equity Tier 1 ratio	12.88%	13.12%	12.89%	13.13%
Tier 1 ratio	14.55%	14.75%	14.56%	14.62%
Total capital ratio	17.20%	18.35%	17.22%	18.19%

1) The interim profit not included in CET1 capital as per 31 December 2018 (€ 174 million) includes €44 million for 4Q 2018 (Full year 2018: € 2,646 million).
2) Including € 3,271 million which is CRR/CRD IV-compliant (2017: € 3,123 million) and € 1,907 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2017: € 1,866 million).
3) Including € 8,079 million which is CRR/CRD IV-compliant (2017: € 8,995 million), and € 168 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2017: € 2,091 million).
4) Shareholders' equity is determined in accordance with IFRS-EU

Regulatory requirements

Capital adequacy and the use of required regulatory capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (Dutch Central Bank until 3 November 2014, the ECB thereafter) for supervisory purposes. In 2010, the Basel Committee issued new solvency and liquidity requirements that superseded Basel II. The minimum requirements, excluding buffers, for the CET 1 ratio is 4.5%, the minimum Tier 1 requirement is 6% and the Total capital ratio is 8% of all risk-weighted assets.

ICAAP/SREP process

Annually, ING provides in-depth documentation on its Internal Capital Adequacy Assessment Process (ICAAP) in the scope of ECB’s Supervisory Review and Evaluation Process (SREP). This submission includes all ICAAP related documentation such as information on ING’s internal capital models, risk measurement, assessment and aggregation, risk appetite framework, capital planning both under

2018 ING Group Annual Report on Form 20-F	F - 210

Notes to the Consolidated financial statements

base case and adverse scenarios including stress testing. Based on this documentation and continuous supervisory dialogue, the ECB conducts the SREP assessment of ING and its main subsidiaries. This assessment covered four areas: business model, internal governance and risk management, risks to capital and risks to liquidity and funding on a yearly basis.

Ratings

Main credit ratings of ING at 31 December 2018
	Standard & Poor’s		Moody’s		Fitch
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.
Long-term	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.
Long-term	A+	Stable	Aa3	Stable	A+	Positive
Short-term	A-1		P-1		F1

Ratings

ING’s key credit ratings and outlook are shown in the table above. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.

A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of other ratings. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency’s judgment, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.

2018 ING Group Annual Report on Form 20-F	F - 211