Form 20-F
period 2019-12-31
ING GROEP NV
filed 2020-03-06
CIK 1039765

2019 ING Group Annual Report on Form 20-F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,

D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE

ACT OF
1934
OR
☒
ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2019
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☐
SHELL COMPANY REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934
Commission File Number: 001-14642
ING GROEP N.V.
(Exact name of Registrant as specified in its charter)

ING GROUP
(Translation

of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

ING Groep N.V.

Bijlmerdreef 106

1102 CT Amsterdam
P.O.

Box 1800, 1000 BV Amsterdam

The Netherlands
(Address of principal executive offices)

Erwin Olijslager

Telephone: +31 20 564 7705
E-mail: Erwin.Olijslager@ing.com
Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Name, Telephone, E-mail and/or

Facsimile number and Address of Company

Contact Person)

Securities registered or to

be registered pursuant to

Section 12(b) of the Act.

Title of each class Trading symbols Name of each exchange on which registered
American Depositary Shares ING New York Stock Exchange
Ordinary shares New York Stock Exchange (i)
6.125% ING Perpetual Debt Securities ISG New York Stock Exchange
3.150% Fixed Rate Senior Notes due 2022 ING22 New York Stock Exchange
3.950% Fixed Rate Senior Notes due 2027 ING27 New York Stock Exchange
Floating Rate Senior Notes due 2022 ING22A New York Stock Exchange
Floating Rate Senior Notes due 2023 ING23A New York Stock Exchange
4.100% Fixed Rate Senior Notes due 2023 ING23 New York Stock Exchange
4.550% Fixed Rate Senior Notes due 2028 ING28 New York Stock Exchange
3.550% Fixed Rate Senior Notes due 2024
4.05% Fixed Rate Senior Notes due 2029
4.05% Fixed Rate Senior Notes due 2029
ING24 New York Stock Exchange
4.050% Fixed Rate Senior Notes due 2029 ING29 New York Stock Exchange

(i)

Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares,

pursuant to the requirements of the Securities and
Exchange Commission.

2019 ING Group Annual Report on Form 20-F

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
3.896.734.271

Indicate by check mark if the registrant

is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐

Yes
☒

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

has submitted electronically every

Interactive Data File required

to be submitted pursuant
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
☒

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
☐

Yes
☒

No

2019 ING Group Annual Report on Form 20-F

3

ING Group

Filed with the United States Securities and Exchange Commission for the year ended December 31st, 2019

Annual Report 2019 on Form 20-F

Contents   | Part I   |   Part II |   Part III |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Contents
PART

I
PRESENTATION

OF INFORMATION
5
CAUTIONARY STATEME

NT WITH RESPECT TO FORWARD

-LOOKING STATEMENTS
7
1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
9
2.
OFFER STATISTICS

AND EXPECTED TIMETABLE
9
3.
KEY INFORMATION
9
4.
INFORMATION ON THE COMPANY
33
4A.
UNRESOLVED

STAFF COMMENTS
66
5.
OPERATING

AND FINANCIAL REVIEW AND PROSPECTS

66
6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
91
7.
MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS
130
8.
FINANCIAL INFORMATION
132
9.
THE OFFER AND LISTING
133
10.
ADDITIONAL INFORMAT ION
136
11.
QUANTITATIVE AND QUALITATIVE

DISCLOSURE ABOUT MARKET RISK
140
12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
141

PART

II
13.
DEFAULTS,

DIVIDEND ARREARAGES AND DELINQUENCIES
144
14.
MATERIAL MODIFICATIONS

TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
144
15.
CONTROLS AND PROCEDURES
144
16A.
AUDIT COMMITTEE FINANCIAL EXPERT
146
16B.
CODE OF ETHICS
146
16C.
PRINCIPAL ACCOUNTANT

FEES AND SERVICES
147
16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR

AUDIT COMMITTEES
148
16E. PURCHASES OF REGISTERED EQUITY SERVICES BY THE ISSUER AND AFFILIATED
PURCHASERS
148
16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
149
16G.
CORPORATE GOVERNANCE
149
16H.
MINE SAFETY DISCLOSURE
151

PART

III
17.
FINANCIAL STATEMENTS
152
18.
FINANCIAL STATEMENT

S
152
19
EXHIBITS
153

ADDITIONAL INFORMATION
RISK MANAGEMENT
156
SELECTED STATISTICAL

INFORMATION ON BANKING OPERATIONS
239

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
dollars have been made at the rate of EUR 1.00 = U.S. $ 1.0855, the noon buying rate in New York
City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of
New York

(the “Noon Buying Rate”) on 21 February 2020.

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

The published 2019 Annual Accounts of ING Group, however, are prepared in accordance

with IFRS-
EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the
European Union (“EU”), including the decisions ING Group made with regard to the options available
under IFRS as adopted by the EU (IFRS-EU).

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
Accounts under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’

equity
and net result is included in Note 1 ‘accounting policies’ to the consolidated financial statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In addition to the consolidated financial

statements, which are prepared

in accordance with IFRS-
IASB, this Annual Report on Form 20-F contains certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating segment performance and allocating resources. We

believe that presentation of this information,
along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial

measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, including the consolidated financial statements. Non-GAAP financial

measures as defined by us may not be comparable with similarly titled measures used by other companies.

Certain amounts set forth herein, such as percentages, may not sum due to rounding.

This Annual Report on Form 20-F contains inactive textual addresses to Internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this Annual Report on
Form 20-F.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

CAUTIONARY STATEMENT

WITH RESPECT TO

FORWARD

-LOOKING

STATEMENTS
Certain

of

the

statements

contained

herein

are

not

historical

facts,

including,

without

limitation,
certain

statements

made

of

future

expectations

and

other

forward-looking

statements

that

are
based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results,

performance or events

to differ materially from

those
expressed or implied

in such

statements. Actual

results, performance or

events may differ

materially
from those in such statements due to a number of factors, including, without limitation,
●

changes

in

general

economic

conditions,

in

particular

economic

conditions

in

ING’s

core
markets;
●

changes affecting interest rate levels;

●

changes in performance of financial markets,

including developing markets;
●

changes

in

the

fiscal position

and

the

future

economic

performance

of

the

US

including
potential consequences

of a

downgrade of

the sovereign credit

rating of

the US

government;
●

consequences of the United Kingdom’s withdrawal from the European

Union;
●

introduction of, changes in or discontinuation of ‘benchmark’ indices;
●

inflation

and

deflation

in

our

principal

markets;

changes

in

conditions

in

the

credit

and
capital

markets

generally,

including

changes

in

borrower

and

counterparty
creditworthiness;
●

changes

in

laws

and

regulations,

including

those

governing

financial services

or

financial
institutions, and the interpretation and application thereof;
●

changes in compliance obligations;
●

geopolitical

risks,

political

instability

and

policies

and

actions

of

governmental

and
regulatory authorities;

●

ING’s ability to meet minimum capital and other prudential regulatory requirements;
●

the outcome of current and future legal and regulatory proceedings;
●

changes in tax laws;
●

operational risks, such

as system

disruptions or

failures, breaches of security,

cyber-attacks,
human error,

changes in

operational practices,

inadequate controls

including in

respect of
third

parties

with

which

we

do

business,

natural

disasters

or

outbreaks

of

communicable
diseases;
●

risks and changes related to cybercrime including the effects of cyber-attacks and changes
in legislation and regulation related to cybersecurity and data privacy;
●

changes in general competitive factors;

●

the inability to protect our intellectual property and infringement claims by third parties;
●

changes in credit ratings;

●

business, operational,

regulatory,

reputation

and other

risks and

challenges in

connection
with climate change;

●

the inability to attract and retain key personnel;
●

conclusions with

regard to purchase

accounting assumptions

and methodologies,

and other
changes in

accounting

assumptions and

methodologies including

changes in

valuation

of
issued securities and credit market exposure;

●

changes in investor and customer behavior;

●

changes

in

the

availability

of,

and

costs

associated

with,

sources

of

liquidity

such

as
interbank funding;

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

8

●

changes affecting currency exchange rate;
●

changes in ownership

that could affect

the future availability to

us of net

operating loss, net
capital and built-in loss carry forwards;

●

ING’s ability

to achieve

its strategy,

including projected

operational

synergies

and change
programmes, and

●

the other risks

and uncertainties

detailed in the

most recent annual

report of ING

Groep N.V.
(including the

Risk Factors

contained therein)

and ING’s

more

recent

disclosures,

including
press releases, which are

available on www.ING.com.

This annual report contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference

into this annual report. ING does not make any
representation or warranty

with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically
disclaims any liability with respect to any information found at websites operated by third parties.
ING cannot guarantee that websites operated by third

parties remain available following the filing
of this annual report or that any information found at such websites will not change following the filing of this annual

report. Many of those factors are beyond ING’s control.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
herein.

IFRS-IASB Consolidated Income Statement
Data
for the years ended 31 December 2019 2019 2018 2017 2016 2015
In millions except amounts per share US$ EUR EUR EUR EUR EUR
Continuing operations
Interest income 30,571 28,163 28,129 43,890 44,182 46,321
Interest expense 15,580 14,353 14,169 30,243 30,941 33,760
Net interest result 14,992 13,811 13,960 13,647 13,241 12,561
Net fee and commission income 3,113 2,868 2,798 2,710 2,433 2,318
Other income 485 446 1,566 2,233 2,228 3,128
Total

income
18,589 17,125 18,324 18,590 17,902 18,007
Addition to loan loss provision 1,215 1,120 656 676 974 1,347
Operating expenses 11,238 10,353 10,682 9,829 10,614 9,326
Total

expenses
12,453 11,472 11,338 10,505 11,588 10,673
Result before tax

from continuing operations
6,136 5,653 6,986 8,085 6,314 7,334
Taxation 1,793 1,652 2,116 2,539 1,705 1,924
Net result from continuing operations 4,344 4,001 4,869 5,546 4,609 5,410
Net result from discontinued operations 0 0 0 0 441 –76
Net result attributable to Non-controlling
interests 107 99 108 82 75 408
Net result ING Group

IFRS-IASB attributable to
Equityholders of the parent 4,236 3,903 4,761 5,464 4,975 4,926
Addition to shareholders’ equity 1,318 1,214 2,115 2,861 2,415 2,411
Dividend 2,919 2,689 2,646 2,603 2,560 2,515
Basic earnings per Ordinary Share 1.09 1.00 1.22 1.41 1.28 1.27
Diluted earnings per Ordinary Share 1.09 1.00 1.22 1.41 1.28 1.27
Dividend per Ordinary Share 0.75 0.69 0.68 0.67 0.66 0.65
Number of Ordinary Shares outstanding in the
market (in millions) 3,896.7 3,896.7 3,891.7 3,884.8 3,877.9 3,868.7

Euro amounts have been translated

into U.S. dollars at the exchange rate of $ 1.0855 to EUR 1.00, the Noon Buying Rate in New York

City on 21 February 2020 for cable transfers in euros

as certified
for customs purposes by the Federal Reserve

Bank of New York.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
as at 31 December 2019 2019 2018 2017 2016 2015
In billions except amounts per share or otherwise
indicated
US$ EUR EUR EUR EUR EUR
Total

assets
964.5 888.5 884.6 843.9 842.2 1,002.3
Financial assets at fair value through profit or
loss 104.4 96.2 120.5 123.2 122.1 138.0
Loans and advances to customers
660.0 608.0 589.7 571.9 560.2 696.9

Savings accounts
354.6 326.7 322.7 319.7 315.7 305.9

Other deposits and funds
268.8 247.7 233.0 220.1 207.2 358.3
Customer deposits 623.5 574.4 555.7 539.8 522.9 664.2
Deposits from banks
37.8 34.8 37.3 36.8 32.0 33.8
Shareholders' equity
55.4 51.0 49.0 48.4 47.3 45.0
Non-voting equity securities
Shareholders' equity per Ordinary Share

oustanding
14.21 13.09 12.61 12.47 12.19 11.62
Number of Ordinary shares outstanding (in millions)
3,895.8 3,895.8 3,890.6 3,885.8 3,878.5 3,870.2

Euro amounts have been translated

into U.S. dollars at the exchange rate of $ 1.0855 to EUR 1.00, the Noon Buying Rate in New York

City on 21 February 2020 for cable transfers in euros

as certified
for customs purposes by the Federal Reserve

Bank of New York.

ING has changed its accounting policy for the netting of cash pooling arrangements in the second quarter of 2016. Loans and advances to customers and Customer deposits, as at 31 December
2015, are adjusted as a result.

The amounts for the period ended 31 December 2019 and 31 December 2018 have been prepared in accordance with IFRS 9. ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively

as of 1 January 2018 by adjusting the opening balance sheet
and opening equity at 1 January 2018. ING Group decided not to restate comparative periods as permitted by IFRS 9. Reference is made to Note 1 'Accounting policies' for information on Changes in accounting principles, estimates and presentation of the consolidated financial statements

and
related

notes.

Shareholders’ equity per ordinary share amounts have been calculated based on the number of
Ordinary Shares outstanding at the end of the respective periods.
B.

Capitalization and indebtedness

This item does not apply to annual reports on Form 20-F.
C.

Reasons for the offer

and use of proceeds

This item does not apply to annual reports on Form 20-F.
D.

Risk Factors
Any of the risks described below could have a material adverse effect on the business activities, financial condition,

results and prospects of ING. ING may face a number of the risks described below simultaneously and some risks described below may be interdependent. While the risk factors below have been divided into categories, some risk factors could belong in more than one category and investors should carefully consider all of the risk factors set out in this section.
Additional risks of which the Company is not presently aware, or that are currently viewed as
immaterial, could also affect the business operations of ING and have a material adverse effect on

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING’s business activities, financial

condition, results and prospects. The market price of ING shares or other securities could decline due to any of those risks including the risks described below, and investors could lose all or part of their investments.
Risks related to financial conditions,

market environment

and general economic
trends
Because we are a financial services company conducting business on a global basis,
our revenues

and earnings are affected by the volatility

and strength of the
economic, business, liquidity, funding and capital

markets environments

of the
various geographic regions

in which we conduct business, and an adverse

change in
any one region could have

an impact on our business, results and financial condition.

Because ING is a multinational banking and financial

services corporation, with a global presence
and serving around 38.4 million customers, corporate clients and financial institutions in over 40 countries, ING’s business, results and financial condition may be significantly impacted by turmoil
and volatility in the worldwide financial

markets or in the particular geographic areas in which we
operate. In Retail Banking, our products include savings, payments, investments, loans and mortgages in most of our retail markets. In Wholesale Banking, we provide specialised lending, tailored corporate finance, debt and equity market solutions, payments & cash management and trade and treasury services. As a result,

negative developments in financial markets and/or regions
in which we operate have in the past had and may in the future have a material adverse impact on our business, results and financial condition, including as a result of the potential consequences listed below.

Factors such as interest rates, securities prices, credit

spreads, liquidity spreads, exchange rates,
consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation,

the volatility and strength of
the capital markets, political events and trends, terrorism, pandemics and epidemics (such as
COVID-19) or other widespread health emergencies all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific

geographic region. Certain of these risks are

often experienced globally as
well as in specific geographic regions and are described in greater detail below under the headings
“–Interest rate volatility and other interest

rate changes may adversely affect our business, results
and financial condition”, “–Inflation

and deflation may negatively affect

our business, results and
financial condition”, “–Market conditions, including those observed over the past few years and the application of IFRS 9 may increase the risk of loans being impaired and have a negative effect on our results and financial condition” and “–Continued risk of political instability and fiscal uncertainty in Europe and the United States, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition”.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:
◾

reserve and provisions inadequacies, which could ultimately be realised through profit and loss
and shareholders’ equity;
◾

the write-down of tax assets impacting net results and/or equity;
◾

impairment expenses related to goodwill and other intangible assets, impacting net result;
and/or
◾

movements in risk weighted assets for the determination of required capital.

In particular, we are exposed to financial, economic, market and political conditions in the Benelux
countries and Germany, from which we derive a significant portion of our revenues in both Retail
Banking and Wholesale Banking, and which present risks of economic downturn. Though less material, we also derive substantial revenues in the following geographic regions:

Turkey, Eastern
Europe (primarily Poland among others), Southern Europe

(primarily Spain among others), East
Asia (primarily Singapore among others) and Australia which also present risks of economic downturn. In an economic downturn, we expect that higher unemployment, lower family income, lower corporate earnings, higher corporate and private

debt defaults, lower business investments
and lower consumer spending would adversely affect the demand for banking products, and that

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING may need to increase its reserves and provisions,

each of which may result in overall

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
exchange rates and credit spreads.

For further information on ING’s exposure to particular geographic areas, see Note 35 ‘Information on geographic areas’ to the consolidated financial statements.
Interest rate

volatility and other interest

rate changes may adversely

affect our
business, results and financial condition.

Changes in prevailing interest

rates may negatively affect our business, including the level of net interest revenue

we earn, and the levels of deposits and the demand for loans. A sustained increase in the inflation rate in our principal markets may also negatively affect our business,
results and financial condition. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure

to accurately anticipate higher inflation and
factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results. On the other hand, recent concerns regarding negative interest rates and the low level

of interest rates generally

may negatively impact our net
interest income, which may have an adverse impact on our profitability.

A prolonged period of low interest rates has resulted

in, and may continue to result in:
◾

lower earnings over time on investments, as reinvestments will earn lower rates;
◾

increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers
seek to borrow at lower interest

rates potentially combined with lower credit spreads.
Consequently, we may be required to reinvest

the proceeds into assets at lower interest rates;
◾

lower profitability as the result of a decrease in the spread between client rates earned on assets
and client rates paid on savings, current account

and other liabilities;
◾

higher costs for certain derivative instruments that may be used to hedge certain of our product risks;
◾

lower profitability since we may not be able to fully track the decline in interest rates in our savings rates;
◾

lower profitability since we may not always be entitled to impose surcharges to customers to compensate for the decline in interest rates;
◾

lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and DNB’s methodology for determining the ultimate forward rate;
◾

lower interest rates

may cause asset margins to decrease thereby lowering our results.

This may
for example be the consequence of increased competition for investments as result of the low
rates, thereby driving margins

down; and/or

◾

(depending on the position) a significant

collateral posting requirement

associated with our
interest rate hedge programs,

which could materially and adversely affect liquidity and our profitability.

The foregoing impacts have been and may be further amplified in a negative interest rate
environment, since we may not be able earn interest on our assets (including reserves), or may be forced to pay negative interest

on our assets, while still paying a positive interest or no interest to others to hold our liabilities, resulting in an adverse impact on our credit spread and lowering of our net interest income. Furthermore,

in the event that a negative interest rate

environment results

in
ING’s depositors being forced to pay a premium to ING to hold cash deposits, some depositors may choose to withdraw their deposits in lieu of making such payments to ING, which would have an adverse effect on our reputation, business, results and financial condition.

Alternatively, any period of rapidly increasing

interest rates may result

in:
◾

a decrease in the demand for loans;

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

13

◾

higher interest rates to be paid on debt securities that we have issued or may issue on the financial markets

from time to time to finance our operations and on savings, which would increase our interest expenses and reduce

our results;
◾

higher interest rates can lead to lower investments

prices reduce the revaluation reserves,
thereby lowering IFRS equity and the capital ratios. Also the lower securities value leads to a loss
of liquidity generating capacity which needs to be compensated by attracting new liquidity generating capacity which reduces our results;
◾

prepayment losses if prepayment rates are

lower than expected or if interest rates increase

too
rapidly to adjust the accompanying hedges; and/or
◾

(depending on the position) a significant

collateral posting requirement

associated with our
interest rate hedge program.
The default of a major market

participant could disrupt the markets and may have
an adverse effect on our business, resu

lts and financial condition.

Within the financial

services industry, the severe distress or default

of any one institution (including
sovereigns and central

counterparties (CCPs)) could lead to defaults by, or the severe distress of, other market participants. While prudential regulation may reduce the probability of a default by a major financial

institution, the actual occurrence of such a default could have a material adverse impact on ING. Such distress of, or default by, a major financial institution could disrupt markets or
clearance and settlement systems and lead to a chain of defaults by other financial institutions, since the commercial and financial soundness of many financial institutions may be closely related
as a result of credit, trading,

clearing or other relationships. Even the perceived

lack of
creditworthiness of a sovereign

or a major financial

institution (or a default by any such entity)
may lead to market-wide liquidity problems and losses or defaults by us or by other institutions.
This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges
with whom we interact on a daily basis and financial

instruments of sovereigns in which we invest.
Systemic risk could impact ING directly, by exposing it to material credit losses on transactions with defaulting counterparties or indirectly by significantly

reducing the available market liquidity on
which ING and its lending

customers depend to fund their operations and/or leading to a write down of loans or securities held by ING. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results and financial condition. In addition, such distress or failure could

impact future product sales as a potential result of reduced confidence in the financial services

industry.
Continued risk of political instability and

fiscal uncertainty in Europe

and the United
States, as well as ongoing volatility

in the financial markets and the economy
generally have adversely

affected, and may continue to adversely

affect, our
business, results and financial condition.

Our global business and results are materially affected by conditions in the global capital markets and the economy generally. In Europe,

there are continuing concerns over

weaker economic
conditions, as well as concerns in relation to European

sovereign debt, the uncertain outcome of
the negotiations between the UK and the EU following the Brexit decisions in UK parliament, increasing political instability, levels of unemployment, the availability and cost of credit, credit spreads, and the impact of continued quantitative easing within the Eurozone through bond repurchases and the ECB’s targeted

longer-term refinancing operation (‘TLTRO’). In the United
States, political uncertainty, US national debt levels and changes in US trade and foreign investment policies (including tensions with China and Eurozone) may result in adverse economic
developments. In addition, geopolitical issues, including with respect to the Middle East,
Russia/Ukraine and North Korea may all contribute to adverse developments in the global capital markets and the economy generally.

Adverse developments in the market have included, for example, decreased liquidity, increased price volatility, credit downgrade events,

and increased probability of default for fixed income
securities. Moreover, there

is a risk that an adverse credit event at one or more European sovereign
debtors (including a credit rating downgrade or a default) could trigger a broader economic
downturn in Europe and elsewhere.

In addition, the confluence of these and

other factors has
resulted in volatile foreign

exchange markets. Securities that are less liquid are more difficult to

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

value and may be hard to dispose of.

International equity markets have also continued to
experience heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events, market upheavals and continuing risks, including high levels of volatility, have had and may continue to have an adverse effect on our results, in part because we have a large investment portfolio.

There is also continued uncertainty over the long-term outlook for the tax, spending and borrowing policies of the US, the future economic performance of the US within the global economy and any potential future budgetary restrictions in the US, with a potential impact on a future sovereign credit ratings downgrade

of the US government, including the rating of US Treasury

securities. A
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

In many cases, the markets for investments and instruments have been and remain illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors, such as underlying mortgage default rates,
interest rates, rating

agency actions and property valuations. Historically these factors have resulted in, among other things, valuation and impairment issues in connection with our exposures to European sovereign

debt and other investments.

Any of these general developments in global financial and political conditions could negatively impact to our business, results and financial condition

in future periods.
The uncertainty surrounding the

United Kingdom’s withdrawal

from the European
Union may have adverse effects on our

business, results and financial condition.

Although the UK is not a member state of the Eurozone, the departure of the UK from the

EU
(commonly referred to as ‘Brexit’)

remains a major political and economic event whose
consequences are not fully known or understood and may further destabilize the Eurozone.

The UK
withdrew from the EU on January 31, 2020, though the relationship between the UK and the EU
remains uncertain during the ongoing transition period, which largely maintains current arrangements and provides time for the UK and the EU to negotiate the details of their future relationship. The transition period is currently

expected to end on December 31, 2020, and, if no
agreement is reached, the default scenario would be

a non-negotiated Brexit. In the event of a
non-negotiated Brexit, the UK will depart the EU with no agreements in place beyond any temporary arrangements which have been or may be put in place by the EU or individual EU
Member States, and the UK as part of no-deal contingency efforts and those conferred by mutual
membership of the World Trade

Organization. Accordingly, there

continues to be uncertainty with
respect to the process surrounding Brexit

and the outcome of the ongoing Brexit negotiations,
including any related regulatory changes, and over the future economic relationship between the
UK and the rest of the world (including the EU). Any of these developments could have an adverse effect on economic and financial

conditions in the UK, the EU or globally. Although ING has
continued to take further steps throughout 2019 to prepare for known risks related to Brexit, such
as substantially progressing applications for a Third Country

Branch banking licence in the UK,
taking actions for contract continuity and working to establish alternatives in the EU for those euro clearing activities that may be expected to move from London following Brexit, the possible economic and operational impacts of Brexit on the Group and its counterparties remain uncertain.

Given ING’s significant pre-existing EU-licensed banking network and the various scenario analyses performed by ING on its Brexit sensitive clients and sectors, ING believes that it is positioned to largely avoid, or has taken significant steps to mitigate, potential direct adverse effects of Brexit.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

However, the regulatory

impact of Brexit continues to present material risks and uncertainties, particularly as to how regulations may diverge between the EU and the UK, which could materially increase ING’s compliance costs and have a material adverse effect on ING’s business, results and financial condition.
Discontinuation of or changes to ‘benchmark’ indices

may negatively affect our
business, results and financial condition.

The London Interbank Offered Rate (‘LIBOR’), the Euro

OverNight Index Average

(‘EONIA’), the Euro
Interbank Offered Rate (‘EURIBOR’) and other interest rates or other types of rates and indices
which are deemed to be ‘benchmarks’ are the subject of ongoing national and international regulatory reform. Following

the implementation of any such potential reforms, the manner of administration of benchmarks may change, with the result that they may perform or be calculated differently than in the past, or benchmarks could cease to exist entirely, or there could be other consequences which cannot be predicted. Although the UK Financial Conduct Authority (‘FCA’) has
authorized ICE Benchmark Administration as administrator of LIBOR, on 27 July 2017 the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. The announcement indicates that the continuation of the LIBOR
on the current basis cannot and will not be guaranteed after 2021. In addition, as of October 2019, the new euro risk-free rate

euro short-term rate (€STR) is being published and the EONIA benchmark was reformed, making it dependant to the €STR benchmark. The reformed EONIA benchmark will cease to exist by 1 January 2022 and therefore the European Money Markets
Institute (EONIA’s administrator) has indicated that EONIA cannot be used in any contracts that will be outstanding as of 1 January 2022. Public authorities have initiated industry working groups in various jurisdictions to search for and recommend alternative risk-free rates that could serve
alternatives if current benchmarks like LIBOR and EONIA cease to exist or materially change. The work of these working groups is still ongoing, though certain such organizations have advanced proposals for benchmark replacements. For example,

the US Federal Reserve’s

Alternative
Reference Rates

Committee (commonly referred

to as ‘ARRC’) has recommended adoption of the
Secured Overnight Financing Rate (commonly referred

to as ‘SOFR’) as an alternative to US dollar
LIBOR.

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

Except for EONIA, the replacement of benchmarks together with the timetable and mechanisms for implementation have not yet been confirmed

by central banks. Accordingly, it is not currently
possible to determine whether, or to what extent, any such changes would affect the Group.
However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results and financial condition.
Inflation and deflation may negatively affect our business, results and financial condition.

A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, results and financial condition. For example, a sustained
increase in the inflation rate may result in an increase in market interest rates,

which may:
◾

decrease the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

16

◾

reduced levels of unrealised

capital gains available to us, which could negatively impact our solvency position and net income, and/or
◾

a decrease in collateral values,
◾

result

in increased withdrawal of certain savings products, particularly those with fixed rates below market rates,
◾

require us, as an issuer of securities, to pay higher interest rates on debt securities that we issue
in the financial markets

from time to time to finance our operations, which would increase our interest expenses and reduce our results.

A significant and sustained increase in inflation

has historically also been associated with
decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:
◾

result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised

capital gains available to us which would reduce our net income,

and
◾

lower the value of our equity investments impacting our capital position.

In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing may result in a systemic mispricing of our products, which would negatively impact our results.

On the other hand, deflation

experienced in our principal markets may also adversely affect our
financial performance. In recent years, the risk of low inflation and even deflation (i.e., a continued
period with negative rates of inflation) in the Eurozone has materialized. Deflation may erode collateral values and diminish the quality of loans and cause a decrease in borrowing levels, which
would negatively affect our business and results.
Market conditions, including those

observed over the past few

years, and the
application of IFRS 9 may increase

the risk of loans being impaired and have

a
negative effect on our results

and financial condition.

We are

exposed to the risk that our borrowers (including sovereigns) may not repay their loans
according to their contractual terms and that the collateral securing the payment of these loans may be insufficient.

We may see adverse changes in the credit

quality of our borrowers and
counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to
impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our business, results and financial condition.

IFRS 9 ‘Financial Instruments’ became effective as per 1 January 2018 and results in loan loss
provisions that may be recognized earlier, on a more

forward looking basis and on a broader scope
of financial instruments

than was previously the case under IAS 39. ING has applied the classification, measurement, and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity as at 1 January 2018. As a result of applying IFRS 9 going forward, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate loan loss provisions under IFRS 9 and cause more volatility in, or higher levels of, loan loss provisions, any of which could adversely affect the Group’s results, financial condition

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

We may incur

losses due to failures

of banks falling under the scope of state
compensation schemes.

While prudential regulation is intended to minimize the risk of bank failures, in the event such a failure occurs, given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme (DGS), which we may be unable to recover from the bankrupt
estate, and therefore the consequences of any future

failure of such a bank could be significant to
ING. Such costs and the associated costs to be borne by us may have a material adverse effect on
our results and financial condition.

On the basis of the EU Directive on deposit guarantee schemes,
ING pays quarterly risk-weighted contributions into a DGS-fund.

The DGS-fund is to grow to a
target size of 0.8% of all deposits guaranteed under the DGS, which is expected to be reached in
July 2024. In case of failure of a Dutch bank, depositor

compensation is paid from the DGS-fund. If
the available financial means of the

fund are insufficient,

Dutch banks, including ING, may be
required pay to extraordinary

ex-post contributions not exceeding 0.5% of their covered deposits per calendar year.

In exceptional circumstances and with the consent of the competent authority, higher contributions may be required. However,

extraordinary ex-post contributions may be
temporarily deferred if, and for so long as, they would

jeopardise the solvency or liquidity of a bank.
Depending on the size of the failed bank, the available financial means in the fund, and the required
additional financial

means, the impact of the extraordinary ex-post contributions on ING may be material.

Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme (‘EDIS’), (partly) replacing or complementing national compensation schemes in two or three phases. Proposals contain elements of (re)insurance,

mutual lending and mutualisation of
funds. The new model is intended to be ‘overall cost-neutral’. Discussions have continued in 2019, but it remains uncertain when EDIS will be introduced and, if introduced, what impact EDIS would have on ING’s business and operations.

Risks related to the regul

ation and supervision of the Group
Non-compliance with laws and/or

regulations concerning financial services or
financial institutions could result in fines and other liabilities,

penalties or
consequences for us, which

could materially affect our business and reduce

our
profitability.

Despite our efforts to maintain effective

compliance procedures and to comply with applicable laws
and regulations, we have faced, and in the future

may continue to face, the risk of consequences in
connection with non-compliance with applicable laws and regulations. For additional information on legal proceedings, see Note 46 ‘Legal proceedings’

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

may increase our
operating costs and limit our

activities.

We are

subject to detailed banking laws and government regulation in the jurisdictions in which we conduct business.

Regulation of the industries in which we operate is becoming increasingly more extensive and complex, while also attracting scrutiny from regulators. Compliance with applicable

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

and new laws and regulations is resources

-intensive, and may materially increase our operating
costs. Moreover, these regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on the businesses in which we can operate or invest.

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
financial institutions.
We are

subject to additional legal and regulatory

risk in certain countries where

we
operate with less developed

or predictable legal and regulatory

frameworks.

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

We are

subject to the regulatory supervision of the ECB and other

regulators with
extensive supervisory and investigatory

powers.

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

for risks that
are not otherwise recognised in risk-weighted assets or other surcharges depending on the
individual situation of the bank and take or require other measures, such as restrictions on or changes to the Group’s business. Competent regulators may also, if the Group fails to comply with regulatory requirements,

in particular with minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there

are shortcomings in its governance and risk
management processes, prohibit the Group from

making dividend payments to shareholders or
distributions to holders of its regulatory capital instruments. Generally, a failure to comply with the new quantitative and qualitative regulatory requirements

could have a material adverse effect on
the Group’s business, results and financial condition.
Failure

to meet minimum capital and other prudential

regulatory requir

ements as
applicable to us from time to

time may have a material adverse

effect on our
business, results and financial condition and on our

ability to make payments on
certain of our securities.

We are

subject to regulations that require us to comply with minimum requirements for capital
(own funds) and additional loss absorbing capacity, as well as for liquidity, and to comply with leverage restrictions. These are

developed or enacted by various organisations such as the Basel
Committee on Banking Supervision (‘BCBS’), the Financial Stability Board (‘FSB’) and the European
Union (‘EU’). The main pieces of legislation in this field

that apply to us are the EU’s Capital
Requirements Directive (‘CRD’) and Capital Requirements

Regulation (‘CRR’), and the Bank Recovery

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

and Resolution Directive, all as amended from time to time and as implemented in national law where required.

The capital and liquidity requirements and leverage

restrictions that apply to us result in various
minimum capital ratios (of capital to risk-weighted assets) and liquidity ratios that we must maintain, and in a minimum leverage ratio

(based on unweighted assets). A key capital ratio is the
Common Equity Tier 1 ratio or CET1 ratio,

which is the ratio of common equity tier 1 capital to the
total risk exposure amount (‘TREA’, often referred to as risk-weighted assets or ‘RWA’).

In addition
to the capital requirements, we must maintain at all times a sufficient aggregate amount of own funds and ‘eligible liabilities’ (that is, liabilities that may be bailed in using the bail-in tool),

known as
the minimum requirements for own funds and eligible liabilities (‘MREL’).

Capital, liquidity and leverage requirements

and their application and interpretation may change.
Any changes may require us to maintain more capital or to raise a different type of capital by
disqualifying existing capital instruments from continued inclusion in regulatory capital, requiring replacement with new capital instruments that meet the new criteria. Sometimes changes are introduced subject to a transitional period during which the new requirements are being phased in,
gradually progressing to a fully

phased-in, or fully-loaded, application of the requirements.

Any failure to comply with these requirements

may have a material adverse effect on our business,
results and financial condition, and may require us to seek additional capital. It may also prohibit us from making payments on certain of our securities. Our business, results and financial condition may also be adversely affected if these requirements change, which may also require us to seek additional capital or a different type of capital. Because implementation phases and transposition into EU or national regulation where required

may often involve a lengthy period, the impact of
changes in capital, liquidity and leverage regulations on our business, results and financial
condition, and on our ability to make payments on certain of our securities, is often unclear.

Our US commodities and derivatives

business is subject to CFTC and SEC regulation
under the Dodd-Frank

Act.

Title VII of Dodd-Frank created

a new framework for regulation

of the over-the-counter derivatives
markets and certain market participants which has affected

and could continue to affect various
activities of the Group and its subsidiaries. ING Capital Markets LLC, a wholly-owned indirect subsidiary of ING Bank N.V.,

has registered with the US Commodity Futures

Trading

Commission
(‘CFTC’) as a swap dealer and intends to register with the SEC as a securities-based swap dealer.

The
SEC has adopted regulations, among others, establishing registration, reporting, risk management, business conduct, and margin and capital requirements for security-based swaps. Such regulations are expected to be effective on or around September 1, 2021.Additionally, the CFTC recently re-
proposed, and is expected to adopt, capital requirements for swap dealers, although the specific requirements, and any available exemptions, have not been finalized. If these requirements are applicable to ING, and no exemptions are available, it is possible that these requirements will be difficult

for ING to comply with and may, as a result, materially and adversely impact ING’s ability to operate as a swap dealer in the US. Other CFTC regulatory requirements,

already implemented,
include registration of swap dealers, business conduct rules imposed on swap dealers, requirements that some categories of swaps be centrally executed on regulated trading facilities
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

We are

subject to the ‘Bank Recovery

and Resolution Directive’

(‘BRRD’) among
several

other bank recovery

and resolution regimes

that include statutory write
down and conversion

as well as other powers, which remains

subject to significant
uncertainties as to scope and impact on us.

We are

subject to several recovery

and resolution regimes, including the Single Resolution
Mechanism (‘SRM’), the BRRD as implemented in national legislation, and the Dutch ‘Intervention
Act’ (Wet bijzondere maatregelen

financiële

ondernemingen. as implemented in the Dutch
Financial Supervision Act). The aim of the BRRD is to provide supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses.

The powers granted to authorities include, among others, a statutory ‘write-down and conversion power’ and a ‘bail-in’ power, which gives the resolution authority the power to, as a resolution action or when the resolution authority determines that otherwise we would no longer be viable, inter alia, (i) reduce or cancel existing shares, (ii) convert relevant capital instruments or eligible
liabilities or bail-inable liabilities into shares or other instruments of ownership of the relevant entity and/or (iii) write down relevant

capital instruments or eligible liabilities or reduce or cancel the principal amount of, or interest on, certain unsecured liabilities (which could include certain securities that have been or will be issued by us), whether in whole or in part and whether or not on a permanent basis.

In addition to the ‘write-down and conversion power’ and the ‘bail-in’ power, the powers granted to the resolution authority include the power to (i) sell and transfer a banking group or all or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements

that would otherwise apply, (ii) transfer a banking group or all or part of its business to a ‘bridge institution’ (a publicly controlled entity) and (iii) separate and transfer all or part of a banking group’s business to an asset management vehicle (a publicly controlled entity)
to allow them to be managed over time.
In addition, among the broader powers granted to the resolution authority, the BRRD provides powers to the resolution authority to amend the maturity date and/or any interest payment date of, or the interest amount payable under, debt instruments or other bail-inable liabilities, including by suspending payment for a temporary period.

The Intervention Act confers wide-ranging powers to the Dutch Minister of Finance, including, among other things, in relation to shares and other securities issued by us or with our cooperation or other claims on us (including, without limitation, expropriation thereof)

if there is a grave and
immediate threat to the stability of the financial system.

None of these actions would be expected to constitute an event of default under our securities entitling holders to seek repayment. If these powers were to be exercised in respect of us, there
could be a material adverse effect on us and on holders of our securities,

including through a
material adverse effect on credit ratings and/or the price of our securities. Investors in our securities may lose their investment if resolution measures are taken under current or future regimes.

For further discussion of the impact of bank recovery and resolution regimes on ING, see “Item 4.
Information on the Company—Regulation and Supervision—Regulatory Developments—Bank
recovery and resolution

directive.”
Risks related to changes

in laws of general application, litigation,

enforcement
proceedings and investigations
We may be subject to

litigation, enforcement

proceedings, investigations

or other
regulatory actions, and adverse

publicity.

We are

involved in governmental, regulatory,

arbitration and legal proceedings and investigations
involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial

services provider, employer, investor and taxpayer.

As a
financial institution,

we are subject to specific laws and regulations governing financial services or

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

financial institutions.

See “– Changes in laws and/or regulations governing

financial services or
financial institutions

or the application of such laws and/or regulations may increase our operating
costs and limit our activities” above. Financial reporting irregularities involving other large and well-
known companies, possible findings

of government authorities in various jurisdictions which are investigating several rate

-setting processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of ‘know your customer’ anti-money laundering, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry, and litigation that arises from the failure or perceived failure

by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect
our ability to attract and retain customers and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties,

other
disciplinary action or have other material adverse effects

on us in ways that are not predictable.
Some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate.

Claims and
allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and

responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions may have a material adverse effect on our business, results, financial

condition and/or prospects in any given period.

We are

subject to different tax regulations

in each of the jurisdictions where we
conduct business, and are exposed

to changes in tax laws, and risks of non-
compliance with or proceedings

or investigations with respect to,

tax laws.

Changes in tax laws (including case law) could increase our taxes and our effective tax rates and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results and financial condition.

Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results. Because of the geographic spread
of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although we believe that we have adequately provided for all our tax positions, the ultimate resolution of these audits, investigations and procedures may result in
liabilities which are different from the amounts recognized.

Increased bank taxes in countries where the Group

is active result in increased taxes on ING’s
banking operations, which could negatively impact our operations, financial condition and liquidity.

We may be subject to

withholding tax if we fail

to comply with the Foreign

Account
Tax

Compliance Act and other US withholding

tax regulations

Under provisions of US tax law commonly referred

to as FATCA,

non-US financial institutions

are
required to provide

to the US Internal Revenue Service (‘IRS’) certain information about financial accounts held by US taxpayers or by foreign entities in which US taxpayers hold a substantial ownership interest. Every

three years, certain ING branches and subsidiaries are required to certify
their compliance with FATCA

requirements to the IRS. If the IRS determines that any such branches and/or subsidiaries are not in compliance with the FATCA

requirements, then the FATCA

regulations
would impose a 30 percent penalty tax on all US-source payments (e.g.,

interest and dividends)
made to the branch/subsidiary, regardless

of whether the branch/subsidiary is the beneficial owner
of such payment or is acting as an intermediary for customers/payees.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Under provisions of other US tax law concerning withholding

tax, non-US financial

institutions
acting as intermediaries are required to withhold tax on US-source payments to payees and remit
the tax to the IRS. Every three years, certain ING branches and subsidiaries are required to certify
their compliance with such Qualified

Intermediary (‘QI’) requirements to the IRS. If the IRS
determines that any such branches and/or subsidiaries are not in compliance with the QI
requirements, then it would not be commercially

feasible for ING to offer certain products to
customers.

Failure to comply with FATCA

and/or QI requirements

and regulations could also harm our
reputation and could subject the Group to enforcement

actions, fines

and penalties, which could
have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. For additional information with respect to specific proceedings, see Note 46 ‘Legal proceedings’ to the consolidated financial statements.
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

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, has had and could have a material adverse effect on our reputation, business, results, financial condition and prospects. For
additional information regarding legal proceedings or claims, see Note 46 ‘Legal proceedings’ to the
consolidated financial statements.

Risks related to the Group’s

business and operations
Operational risks, such as

systems disruptions or failures,

breaches of security,
cyber attacks, human error,

changes in operational practices, inadequate

controls
including in respect of third parties with which

we do business, natural

disasters or
outbreaks of communicable diseases

may adversely impact our reputation, business
and results.

We face the risk that the design and operating effectiveness of our controls and procedures may
prove to be inadequate. Operational

risks are inherent to our business. Our businesses depend on the ability to process a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive

and store personal, confidential and proprietary information by email and other electronic means. Although we endeavour to safeguard our systems and processes, losses can result from inadequately trained

or skilled personnel, IT failures (including due to a

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

computer virus or a failure to anticipate or prevent

cyber attacks or other attempts to gain
unauthorised access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, or security breaches by third parties), inadequate or failed internal control processes and systems, regulatory breaches,

human
errors, employee misconduct, including fraud, or from natural disasters or other external events that interrupt normal business operations. Such losses may adversely affect our reputation, business and results. We depend on the secure

processing, storage and transmission of
confidential and other information in

our computer systems and networks. The equipment and
software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. As part of our Accelerated Think Forward strategy, we are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements

including EU General Data Protection Regulation (‘GDPR’) and
EU Payment Services Directive (‘PSD2’). Failure

to appropriately manage and monitor our IT risk
profile could affect

our ability to comply with these regulatory requirements, to securely

and
efficiently

serve our clients or to timely, completely or accurately process, store and transmit
information, and may adversely impact our reputation, business and results. For further description of the particular risks associated with cybercrime, see “–We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation”

below.

Widespread outbreaks of communicable diseases may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, either or both of which could adversely impact our business. We also face physical risks, including as a direct result of climate change, such as extreme weather events or rising water levels, which could have a material adverse effect on our operations, particularly where our headquarters may be impacted.

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

subject to increasing risks related

to cybercrime and compliance

with
cybersecurity regulation.

Like other financial

institutions and global companies, we are regularly the target of cyber attacks.
In particular, threats from Distributed Denial of Service (‘DDoS’), targeted attacks (also called
Advanced Persistent Threats) and Ransomware

intensify worldwide, and attempts to gain
unauthorised access and the techniques used for such attacks are increasingly sophisticated. We have faced, and expect to continue to face, an increasing number of cyber attacks (both successful and unsuccessful) as we have further digitalized. This includes the continuing expansion of our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology. In 2019 we experienced continuous DDoS attacks, of which one DDoS attack breached our DDoS defences (compared to two attacks in 2018). This DDoS attack caused an outage of approximately four-hours, which affected customers of ING in Romania. In addition, ING Philippines experienced one virus infection on a vendor-supplied server for two hours, which had no customer impact. Furthermore, due to our reliance on national critical infrastructure and interconnectivity with third-party vendors, exchanges, clearing houses, financial institutions and other third parties,
we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event.

Cybersecurity, customer data and data privacy have become the subject of increasing legislative and regulatory focus. The EU’s second Payment Services Directive (‘PSD2’), implemented in 2019, and GDPR are examples of such regulations. In certain locations where ING is active, there are
additional local regulatory requirements and legislation on top of EU regulations that must be
followed for business conducted in that jurisdiction. Some of these legislations and regulations may be conflicting

due to local regulatory interpretations. We

may become subject to new EU and local
legislation or regulation concerning cybersecurity, security of customer data in general or the privacy of information we may store or maintain. Compliance with such new legislation or

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

regulation could increase

the Group’s compliance cost. Failure

to comply with new and existing
legislation or regulation could harm our reputation and could subject the Group to enforcement actions, fines

and penalties.

ING may be exposed to the risks of misappropriation, unauthorised access, computer viruses or other malicious code, cyber attacks and other external attacks or internal breaches that could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties and this could be exacerbated by the increase in data protection requirements as a result

of GDPR. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure,

compensation
costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results,

financial condition and prospects.

Even when we are
successful in defending against cyber attacks, such defence may consume significant resources or impose significant

additional costs on ING.
Because we operate

in highly competitive markets,

including our home market, we
may not be able to increase or

maintain our market share,

which may have an
adverse effect on our results.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can

be influenced by a number

of factors,
including brand recognition, reputation, relative

service levels, the prices and attributes of products
and services, scope of distribution, credit ratings and actions taken by existing or new competitors
(including non-bank or financial

technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western

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

Competition could also increase due to new entrants

(including non-bank and financial

technology
competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. New entrants may
rely on new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or

faster processes in order to challenge traditional

banks. Developments in
technology has also accelerated the use of new business models, and ING may not be successful in adapting to this pace of change or may incur significant

costs in adapting its business and
operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector

resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues

and profitability.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

pressures as a result

of these factors in the event that some of our competitors seek to increase market share by reducing

prices.
We may not

always be able to protect our intellectual

property developed

in our
products and services and may be subject to infringement claims,

which could
adversely impact our core business,

inhibit efforts to monetize our internal
innovations and restrict our

ability to capitalize on future

opportunities.

In the conduct of our business, we rely on a combination of contractual rights with third parties and copyright, trademark, trade name, patent and trade secret

laws to establish and protect our
intellectual property, which we develop in connection with our products and services. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce

and
protect our copyrights, trademarks, trade names, patents,

trade secrets and know-how

or to
determine their scope, validity or enforceability. In that event, we may be required to incur
significant costs, and

our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have an adverse effect on our core business and our ability to compete, including through the monetization of our internal innovations.

We may also be subject to claims made by third parties for (1) patent, trademark or copyright infringement, (2) breach of copyright, trademark or licence usage rights, or (3) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and
liability for damages. If we were found to have infringed or misappropriated a third

-party patent or
other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods,
processes, copyrights, trademarks, trade

secrets or licences. Alternatively, we could be required

to
enter into costly licensing arrangements with third parties or to implement a costly workaround.
Any of these scenarios could have a material adverse effect on our business and results and could restrict our ability to pursue future business opportunities.
The inability of counterparties to meet their financial obligations or our inability to
fully enforce our

rights against counterparties could have

a material adverse effect
on our results.

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers,

customers, trading counterparties, securities
lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, continuing low oil or other commodity prices, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services
industry generally, could have a material adverse effect on our results, financial condition and liquidity. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness,

or
perceived soundness, of sovereigns

and other financial

services institutions. This is particularly
relevant to our franchise

as an important and large counterparty in equity, fixed

income and
foreign exchange markets, including related derivatives.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

by, or even concerns about the creditworthiness of, one or more of these counterparties or
customers or other financial

services institutions could therefore have

an adverse effect on our
results or liquidity.

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

There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business, results or financial condition.

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived

deterioration in the credit quality of third parties
whose securities or obligations we hold could result in losses and/ or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings

of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral

from counterparties that experience financial difficulty,
disputes may arise as to the amount of collateral we are entitled to receive and the value of
pledged assets. Also in this case, our credit risk may also be exacerbated when the collateral we hold cannot be liquidated at prices sufficient

to recover the full amount of the loan or derivative
exposure due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial

crisis of 2008. The termination of
contracts and the foreclosure on collateral

may subject us to claims. Bankruptcies, downgrades
and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, results, financial

condition, and/or prospects.
Ratings are important to our

business for a number of reasons,

and a downgrade or
a potential downgrade in our

credit ratings could

have an adverse impact on our
results and net results.

Credit ratings represent

the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital and funding through the issuance of debt and to the cost of such financing.

In the event of a downgrade, the cost of
issuing debt will increase, having an adverse effect on our net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. We have credit ratings from

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

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the
frequency and scope of their credit reviews,

request additional information from the companies
that they rate and potentially adjust upward the capital and other requirements employed in the
rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have

additional adverse ratings consequences, which could have a
material adverse effect on our results and financial

condition. We may need to take actions in
response to changing standards or capital requirements

set by any of the rating agencies, which
could cause our business and operations to suffer.

We cannot predict what additional actions

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

rating agencies may take, or what actions we may take in response to the actions of rating agencies.
We may be exposed

to business, operational, regulatory,

reputational and other
risks in connection with climate change.

Climate change is an area of significant focus for governments and regulators, investors and ING’s customers, and developments with respect to climate change topics may expose ING to significant risks. The perception of climate change as a risk by civil society, shareholders, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations
and strategy, and international actions regulating or restricting CO2 emissions, such as the Paris agreement, may also result in financial institutions coming under increased pressure from such stakeholders regarding the management and disclosure of their climate risks and related lending and investment activities. For further information regarding the alignment of ING’s lending portfolio with its climate-related goals, see “Item 4. – Information on the Company – Business Overview –
Responsible finance” below.

Additionally, rising climate change concerns may lead to additional regulation that could increase our operating

costs or negatively impact the profitability of our
investments and lending activities, including those involving the natural resources sector.

ING may
incur substantial costs in complying with current or future laws and regulations relating to climate
change, including with respect to international actions regulating or restricting CO2 emissions or changes in capital requirements regulations

in response to climate change. In addition, ING is
exposed to transition risks related to climate change, which result from changes in the behaviour of
economic and financial actors

in response to the implementation of energy policies or
technological changes. Any of these risks may result in changes in our business activities or other liabilities or costs, including exposure to reputational risks, any of which may have a material and adverse impact on our business, results or financial condition.

For a description of the physical risks to our business resulting from climate change, see “–
Operational risks, such as systems disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business, natural disasters or outbreaks of communicable diseases may adversely impact our reputation, business and results” above.
An inability to retain or attract

key personnel may affect our business

and results.

ING Group relies to a considerable

extent on the quality of its senior management, such as
members of the executive committee, and management in the jurisdictions which are material to
ING’s business and operations. The success of ING Group’s operations is dependent, among other things, on its ability to attract and retain highly qualified personnel. Competition for key personnel in most countries in which ING Group operates, and globally for senior management, is intense. ING
Group’s ability to attract and retain key personnel, in senior management and in particular areas such as technology and operational management, client relationship management, finance,

risk
and product development, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

The (increasing) restrictions on remuneration, plus the public and political scrutiny especially in the
Netherlands, will continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel. For example,

under the EU’s amended
Shareholder Rights Directive, known as ‘SRD II’, which came into effect on June 10, 2019, ING is required to hold a shareholder

advisory vote

on ING’s remuneration policy for directors (including
members of the executive board and the supervisory board) and on the annual remuneration report for such directors. This may restrict our ability to offer competitive compensation compared with companies (financial and/or non-financial)

that are not subject to such restrictions and it could
adversely affect ING Group’s ability to retain or attract key personnel, which, in turn, may affect our business and results.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

benefit retirement plans.
Risks related to the Group’s

risk management practices
Risks relating to our use

of quantitative models or assumptions to

model client
behaviour for the purposes of our market

calculations may adversely impact our
reputation or results.

We use quantitative methods, systems or approaches that apply statistical, economic financial, or mathematical theories, techniques and assumptions to process input data into quantitative estimates. Errors in the development, implementation, use or interpretation of such models, or from incomplete or incorrect data, can lead to inaccurate, noncompliant or misinterpreted model
outputs, which may adversely impact our reputation and results. In addition, we use assumptions in order to model client behaviour for the risk calculations in our banking books. Assumptions are used to determine the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in the mortgage and investment portfolios. Assumptions based on past client
behaviour may not always be a reliable indicator of future behaviour.

The realisation or use of
different assumptions to determine client behaviour could have a material adverse effect on the calculated risk figures and, ultimately, our future results or reputation. Furthermore,

we may be
subject to risks related to changes in the laws and regulations governing the risk management practices of financial institutions. For further information, see “Risks related to the regulation and supervision of the Group – Changes in laws and/or regulations governing financial services or
financial institutions

or the application of such laws and/or regulations may increase our operating
costs and limit our activities” above.
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

We seek to control
these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts, including, from time to time, macro hedges for parts
of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market
factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to
be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on
transactions, possibly significant, after

taking into account our hedging strategies. Further, the
nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher (un)realised losses, such as credit value adjustment risks or unexpected
P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered

in the pricing of the underlying products being hedged. In
addition, hedging counterparties may fail to perform their obligations, resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use or may use may not adequately mitigate or offset the risks they intend to cover, and our hedging transactions may result in losses.

Our hedging strategy additionally relies on the assumption that hedging counterparties remain able and willing to provide the hedges required by our strategy.

Increased regulation, market
shocks, worsening market conditions (whether due to the ongoing euro crisis or otherwise), and/or other factors that affect or are perceived to affect the financial condition, liquidity and
creditworthiness of ING may reduce the ability and/or

willingness of such counterparties to engage
in hedging contracts with us and/or other parties, affecting our overall ability to hedge our risks and adversely affecting our business, results and financial

condition.
Our risk management policies and guidelines may prove

inadequate for the risks

we
face.

[We have developed

risk management policies and procedures and will continue to review

and
develop these in the future. Nonetheless, our policies and procedures to identify, monitor and
manage risks may not be fully effective, particularly during extremely turbulent times. The
methods we use to manage, estimate and measure risk are partly based on historic market behaviour.

The methods may, therefore, prove

to be inadequate for predicting future risk exposure,
which may be different than suggested by historical experience. For instance, these methods may not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to government interventions and stimulus packages, which increase the difficulty

of evaluating risks. Other methods for risk
management are based on evaluation of information regarding

markets, customers, catastrophic
occurrence or other information that is publicly known or otherwise available to us. Such information may not always be accurate, complete, updated or properly evaluated.

Management
of operational, compliance, legal and regulatory risks requires,

among other things, policies and
procedures to record

and verify large numbers of transactions and events. These policies and procedures may not be fully effective, resulting in a material and adverse impact on our competitive position, reputation, business, results and financial condition.
Risks related to the Group’s

liquidity and financing activities
We depend

on the capital and credit markets,

as well as customer deposits, to
provide the liquidity and capital

required

to fund our operations, and adverse
conditions in the capital and credit

markets, or significant withdrawals

of customer
deposits, may impact our liquidity, borrowing and

capital positions, as well as the
cost of liquidity, borrowings

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient

liquidity, we will be forced to curtail our operations and our business will suffer.

The
principal sources of our funding include a variety of short-and long-term instruments, including deposit fund, repurchase agreements, commercial

paper, medium- and long-term debt,
subordinated debt securities, capital securities and shareholders’ equity.

In addition, because we rely on customer deposits to fund our business and operations, the confidence of customers in

financial institutions

may be tested in a manner that may adversely
impact our liquidity and capital position. Consumer confidence in financial

institutions may, for
example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits

to customers of, complex or high-fee financial

products. Reduced confidence
could have an adverse effect on our liquidity and capital position through withdrawal of deposits, in addition to our revenues and results. Because

a significant percentage of our customer deposit
base is originated via Internet banking, a loss of customer confidence may result in a rapid
withdrawal of deposits over the Internet.

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
to re-evaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counterbalance the consequences of losses or increased regulatory capital and rating agency capital requirements. This could

force us to (i) delay raising capital,

(ii)
reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results, financial

condition, cash flows, regulatory capital and rating agency capital position could be materially adversely affected by disruptions in the financial markets.

Furthermore, regulatory

liquidity requirements in certain jurisdictions in which we operate are becoming more stringent, undermining our efforts to maintain centralised management of our liquidity. These developments may cause trapped pools of liquidity and capital, resulting in inefficiencies

in the cost of managing our liquidity and solvency, and hinder our efforts to integrate
our balance sheet. An example of such trapped liquidity includes our operations in Germany where
German regulations impose separate liquidity requirements

that restrict ING’s ability to move a
liquidity surplus out of the German subsidiary.
As a holding company, ING Groep

N.V.

is dependent for liquidity on payments

from
its subsidiaries, many of which are subject to regulatory

and other restrictions on
their ability to transact with affiliates.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Concerns about protecting clients and creditors of financial institutions that are controlled by persons or entities located outside of the country in which such entities are located or do business have caused or may cause a number of governments and regulators to take additional steps to
“ring fence” or maintain internal total loss-absorbing capacity at such entities in order to protect clients and creditors of such entities in the event of financial difficulties involving such entities. The
result has been and may continue to be additional limitations on our ability to efficiently move
capital and liquidity among our affiliated

entities, thereby increasing the overall

level of capital and
liquidity required by ING on a consolidated basis.

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
Additional risks relating to

ownership of ING shares
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Therefore, a final judgment for the payment of money rendered by any federal or state court in the
United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-
litigated before a Dutch court. However, under current

practice, the courts of the Netherlands may
be expected to render a judgment in accordance with the judgment of the relevant

U.S. court,
provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdictions, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between

the same parties, concerning the same subject matter and based on
the same cause of action, provided that such prior judgment is not capable of being recognized in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

Based on the foregoing, there can be no assurance

that U.S. investors will be able to enforce
against us or members of our board of directors, officers

or certain experts named herein who are
residents of the Netherlands or countries other than the United States any judgments obtained in
U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain

experts named herein in an original
action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members,

officers

or experts, respectively.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

The official

address of ING Group is:

The name and address of ING
Group’s agent for service of process
in the United States in connection
with ING’s registration statement on
Form F-3 is:
ING Groep N.V.

Bijlmerdreef 106

1102 CT

Amsterdam

P.O.

Box 1800,

1000 BV Amsterdam

The Netherlands
ING Financial Holdings Corporation

1133 Avenue of the Americas

New York, NY

10036
United States of America
Telephone

+31 20 563 9111
Telephone

+1 646 424 6000

Changes in the composition of the Group
For information on changes in the composition of the Group, reference is made to Note 47
‘Consolidated companies and businesses acquired and divested’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Our strategy

and how we create

value
ING’s

Think

Forward

strategy

continued

to

guide

us

during

2019.

It
was

a year

of

rapid

transformation

in

the

competitive

landscape,
regu

lation,

customer

preferences

and

the

economic

context.

It
was

marked

as

well

by

the

growing

threat

of

climate

change.
These

developments

present

both

challenges

and

opportunities

.

There were numerous

developments in 2019 with important implications for financial services
providers and their future strategic

direction. Digitalisation increased,

with a growing percentage of
customers doing their banking with mobile devices. Big Tech platforms continued to leverage their
expertise in the digital customer experience to encroach on banks’ market share by targeting lucrative parts of their traditional value chains, such as payments.

Competition was further spurred by implementation in 2019 of the EU’s PSD2 directive opening the payments market to non-bank competitors. Persistently low interest rates in Europe edged still
lower, pressuring banks’ interest income and profits. And the growing threat of climate change intensified the debate about

the role business can and should play to promote a sustainable future.
Think Forward
Our Think Forward strategy

– with its purpose to empower people to stay a step ahead in life and in business – continued to guide our strategic response to the challenges and opportunities these developments present. Chief among these is how banks can master the digital customer experience and tap into its opportunities.

The strategic priorities that are the focus of the Think Forward strategy aim to create a
differentiated customer experience. They do that by deepening the relationship with the customer, by providing us with tools to know our customers better and to anticipate their evolving needs, and by fostering an innovation culture that will ensure we

are able to continuously adapt our offerings
and business model to anticipate and meet those needs in future.

And the Customer Promise –
clear and easy, anytime anywhere, empower, and keep getting better – forms the basis of the customer experience we aim for.

In concrete terms, this translates into a focus on primary relationships. These are relationships
where we serve multiple banking or other needs of retail customers and wholesale banking clients and which allow us to know these customers and their needs better so we can add value for them and grow the relationship. To

do this, we aim to master data management and analytics skills, including artificial

intelligence. To

provide for future

needs, we promote a culture of innovation
within ING and partner with fintechs

and other innovative partners to develop interesting
propositions, both in financial services and beyond banking

that can add value for our customers
and others.
Platform approach
The competitive landscape that banks face is increasingly being shaped by Big Tech companies.
They offer customers a superior digital experience through an open platform approach that delivers a range of their primary needs in a go-to digital ecosystem. This ability to provide for primary needs, with both proprietary and third-party offerings that are easily accessed through mobile devices, defines their success. Banking, by contrast, is a facilitator and not a primary need. The choice for banks is to challenge their existing business models, to disrupt themselves, or risk being disintermediated and relegated to a status of white label facilitators of others’ platforms.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING chooses to pursue its own platform approach. It aims to create a go-to financial services platform offering one customer experience wherever we operate and one that’s mobile-first in keeping with ING’s clear and easy, anytime anywhere Customer Promise. To support this ambition,
we’re evolving to a single global modular technological foundation that can be easily scaled up to accommodate growth, and one that’s open so it’s ready to connect to other platforms and offers users relevant third

-party products and services.
Innovation and transformation
To

pursue this aim, we are converging businesses with similar customer propositions. The Unite be+nl initiative is combining the Netherlands and Belgium. The Maggie (formerly Model Bank)
transformation programme is standardising

our approach in four European markets -

Czech
Republic, France,

Italy and Spain - similar to our successful digital approach in Germany based on a standardised omnichannel customer experience across mobile devices and web. We pursue a plug-
and-play approach to product development to ensure we can share innovations quickly across our
businesses. Examples of this in practice include the One App now active in Belgium, Germany and the Netherlands, offering one mobile customer experience in those markets.

And we’re evolving
toward a uniform approach

to data and its management, to processes and to one way of working to support this transformation and accelerate innovation.

Increasing the pace of innovation is a strategic priority and core to ensuring we remain relevant to
our customers and can live up to our purpose to empower people to stay a step ahead in life and in business. And it is a prerequisite for realising

our platform ambitions. We do this by fostering an
internal culture of innovation through

customised methodologies and by providing resources

to our
business through the ING Innovation Fund.

And we collaborate with a wide range of fintechs and
other external parties to accelerate the development of innovative solutions for customers.

To

spur this collaboration, ING in 2019 opened the Cumulus Park innovation district in Amsterdam
Zuidoost, an initiative together with local government and educational institutions offering businesses, academics and innovators workspaces designed to co-create, learn, research

and
inspire in a collaborative atmosphere

around the themes of urbanisation and digital identity.

And through ING Labs in Amsterdam,

Brussels, London and Singapore we’re

also collaborating with
fintechs and others

on disruptive innovations in value spaces that best match the expertise and ecosystems in those locations.
Examples of collaborative innovations

include beyond banking initiatives for retail customers. In
2019 we launched the first

protection products as part of the global insurance partnership with
AXA, distributed primarily through our mobile app. Examples in Wholesale Banking include Cobase, a platform that enables companies to manage accounts at multiple banks through one interface, and blockchain solutions in areas like trade finance that drastically reduce the time and complexity of trades.

In 2019, resources were

devoted to improving our capabilities in the areas

of know your customer
and fighting financial

economic crime, causing some reprioritisation related to the pace of implementation of innovation and transformation goals. However, our strategy and priorities in
these areas remains unchanged.
Promoting

a sustainable society
ING’s empowerment purpose is not limited to our own customers. In striving to help people to stay a step ahead in life and in business, we see a key role for ING in promoting a sustainable society, as well as important opportunities both for us and our customers.
To

promote people’s financial health, we focus on giving them the knowledge and tools to make
informed decisions, and we support initiatives that are developing awareness about the drivers behind how people arrive at financial decisions

so better methods and tools can be developed in
the future. And through our financing we seek to positively influence society’s transition to a more
sustainable, low-carbon economy. One of the important ways we do that is through our Terra approach to steer the impact of our lending portfolio to support the Paris Climate Agreement’s goal to limit the rise of global temperatures to well below two

degrees Celsius.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Elements of our strategy
Our Think Forward strategy

was launched in 2014 and guides everything we do. It was visionary then and today is ever more relevant

to our success. This section describes the strategy and
includes references to examples and additional information on how our strategy links to the
material topics identified

by our stakeholders.
Strategic

priorities

To

deliver on our Customer Promise and create a differentiating customer experience, we have identified four strategic priorities:
1. Earn the primary relationship
Earning the primary relationship is a strategic priority for ING as it leads to deeper relationships, greater customer satisfaction and, ultimately, customers choosing us for more of their financial needs. In Retail Banking we define primary customers

as those with multiple active ING products, at
least one of which is a current account where they deposit a regular income such as a salary. For
Wholesale Banking these are active clients with lending and daily banking products and at least one extra product generating recurring revenues

over the last 12 months.
2. Develop data analytics
With the further digitalisation of banking, data is an important asset that helps us improve the
customer experience and earn the strategically important primary relationship. We rely on data to
understand what customers want and need. We use these insights to personalise our interactions with customers and empower them to make their own financial

decisions. Data skills are also
essential to know our customers from a regulatory and risk perspective, to prevent fraud,

improve
operational processes and generate

services that go beyond traditional banking. At ING, we
recognise that excelling at data management is a core competency if we are to realise our
ambition to create a personal digital experience for customers. We are on course to implement one
global approach to data management to ensure we maximise the potential of this key resource.
Discussions in society about data privacy and the tightening of data privacy legislation and regulations, as embodied in the EU’s General Data Protection Regulation (GDPR), are

raising
awareness of this important issue. At ING, we are

committed to handling customer data safely and
being open about how we use it.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

3. Increase the pace of innovatio

n

to serve changing customer needs
Evolving customer expectations, new technologies and new competitors are transforming banking.
Innovation is at the heart of the Think Forward strategy

and essential to develop the beyond
banking and disruptive products, services and experiences that support our platform ambitions. We promote innovation internally through ING's own PACE

innovation methodology and by
earmarking funds to support businesses with innovative initiatives. To speed up the pace of innovation, we also partner with outside parties, including fintechs.
4. Think beyond traditional banking to

develop new services and business

models
Persistent low interest rates

and disruption from the rise of new non-bank entrants in the financial services sector are challenging banks’ traditional business models. Thinking beyond traditional banking is crucial if we are to find new ways to be relevant to our customers. Here, open banking offers opportunities. By partnering

with others or developing our own digital platforms, we can offer customers new and complementary services that go beyond banking – and create new revenue streams for ING.

Enablers
Four strategic enablers support the implementation of our strategy: simplifying and streamlining our organisation, operational excellence, enhancing our performance culture and diversifying our
lending capabilities.
1. Simplify and streamline
Simplify and streamline refers to ING’s aim to become a more effective, cost-efficient and agile
organisation with the flexibility to respond to fast-changing customer needs and low-cost competitors. To

support our ambition to evolve into one, scalable, mobile-first digital platform that
offers a uniform and superior customer experience we are building a global foundation with the same approach to data, IT infrastructure, and processes. This will feature simplified

and
standardised products and systems and by modular architecture, integrated and scalable IT
systems and shared services. We also apply one Way

of Working (WoW),

based on agile principles,
across many areas of ING to speed up the pace of innovation and bring new customer solutions to market faster, as well as to enable global collaboration and knowledge sharing.

2. Operational excellence
Operational excellence requires

continuous focus. We need to ensure

that ING’s operations provide
a seamless and flawless customer

experience and that our operations remain safe and secure so we can play our important role as gatekeepers to the financial system.

We invest to provide

stable
IT systems and platforms so we are there for our customers when they need us and to provide them with the highest standards of data security. As part of our know your customer (KYC)
enhancement programme we are

developing a global approach to how we deal with customer due diligence and transaction monitoring, supported by standardised tools, a uniform approach to data and clear governance.
3. Performance

culture
We believe

there are strong

links between employee engagement, customer engagement and
business performance. We aim to continually improve

our performance culture by creating a
differentiating employee experience and enhancing the capabilities of our leaders.

By focusing on
delivering a great employee experience and by stepping up our leadership capabilities we develop our employees’ engagement and ability to deliver on our purpose and strategy.

ING’s Think Forward Leadership

Programme (TFLP) aims to develop greater

leaders and better
managers who can engage staff and enhance team performance. Introduced for senior leaders in
2017, it was extended later that year to people managers globally as the TFL Experience (TFLE), a four-day programme with follow-up learning activities. The first phase of the programmes focused on the Orange Code, individual purpose and the Think Forward strategy. Phase 2, launched for TFLP
in 2018, focused on high sustainable performance, talent management and performance transparency. It will be extended to the TFLE in 2020.

We expect every ING employee to ensure we are

a bank people can trust and that we can be proud
of. This starts at the top as leaders should create the right conditions for our employees to

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

safeguard the bank and society from financial economic crime. In 2019, we developed a new global
e-learning module that will be rolled out in early 2020 to all employees to enhance their KYC awareness. And a global code of conduct was rolled out in the first quarter of 2020 that builds on the Orange Code and gives employees worldwide concrete

examples of how to put the ING values
into practice.

We promote

a more diverse and inclusive workforce

by aiming for ‘mixed teams’. We have adopted
the 70 percent principle, which gives managers a basis for building mixed teams around appropriate dimensions of diversity (with a focus on gender, nationality and age group) and strives for a minimum 30 percent difference in team make-up. In 2019, we worked to further this aim by deep-diving into diversity dimensions ING-wide and setting up dashboards to help different areas of the business monitor their progress. Like many other financial organisations, getting the right mix of people remains a challenge in parts of the business and there is more to be done to redress imbalances that still exist.
4. Lending capabilities

Broadening and diversifying our lending capabilities to continue to grow client franchises is our fourth strategic enabler.

To

do so, we are seeking opportunities in Retail, SME and Consumer
Lending segments, as well as focusing on Wholesale Banking lending growth in our businesses in
Challengers & Growth (C&G) markets and in our sector lending franchises. ING is also considered one of the pioneers in sustainable finance,

having introduced the first sustainability ESG-linked
loan and a made-to-measure sustainability improvement loan. In 2019, ING continued to shape this sector and open up new markets by developing sustainability improvement concepts and financial products. In 2019, we continued to grow at resilient interest margins, with net core lending
growth of €17.2 billion, or 2.9 percent, mainly realised in our Retail markets. Our ambition is to
continue to grow profitably within our risk appetite, but given market dynamics we expect growth at Wholesale Banking to be slightly lower than in Retail Banking.

B.
Business

overview

Corporate Organisation
ING Group’s segments are based on the internal reporting structure by lines of business. For more information see ‘Item 5 Operating and Financial Review and Prospects”.
Our business
We

achieved

good

results

in

2019

with

solid

profitability

and
healthy

growth

in

both

lending

and

deposits.

Net

core

lending
grew

by

€17.2

billion

over

the

year,

with

net

inflow

of

customer
deposit

s

growing

by

€23.4

billion.

We

added

more

than

830,000
primary

customers,

which

shows

that

our

customer

experience
continues

to

be

differentiating

and

drives

growth.

With

digital
disruption

changing

customer

expectations

we’re

looking

for

new
ways

to

stand

out

from

the

crowd.
Our markets
ING’s retail business serves 38.8 million customers. In most of our retail markets we offer a full range of banking products and services, covering payments, savings, insurance, investments and secured and unsecured lending. Our wholesale banking business offers clients advisory value propositions such as specialised lending, tailored corporate finance and debt and equity-market solutions. Our clients range from large companies to multinational corporations and financial institutions.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Our Market Leaders

are Belgium, the Netherlands and Luxembourg.

These are mature businesses
where we have strong positions in retail

and wholesale banking. We’re investing in digital
leadership to deliver a uniform customer experience with one customer interaction platform and a harmonised business model.

In 2019 the Market leader highlights were the following:

◾

Launched Payconiq in the Netherlands: customers can pay with their smartphone in stores and online
◾

Apple Pay introduced for customers in the Netherlands
◾

Customers in Belgium can now use voice activated Google assistant to look up information on
ING

◾

In Belgium, customers can now start the mortgage process online
◾

We offer large mid-corporates in

the Netherlands a scalable self-service digital marketplace
called Invoice Trader

where they can trade their receivables

to external investors

Our Challengers
markets are Australia, Austria, Czech Republic, France,

Germany, Italy and Spain.
Here we’re

aiming for a full retail and wholesale relationship, digitally distributed through low-cost retail platforms. We

also aim to use our direct-banking experience to grow consumer and SME lending, and our strong savings franchises to fund the expansion of wholesale banking in these markets.

In 2019 the highlights for the Challenger Markets were the following:

◾

In Austria, we expanded our product range to include mortgages in cooperation with ING owned mortgage broker Interhyp
◾

We help customers in Germany to better manage their money by notifying them of upcoming payments
◾

Introduced

Apple Pay for customers in Spain. The use of mobile contactless payments in
Germany rose after the launch of Google and Apple Pay in Germany
◾

Australia and Spain achieved #1 NPS rankings, demonstrating

the value of our Think Forward
strategy
Our Growth Markets

are universal banks with a full range of retail

and wholesale banking services
in countries whose economies have high growth potential. These include Poland, Romania and
Turkey. In these markets we’re

investing to achieve sustainable franchises and will focus on digital leadership by converging to a mobile-first model and prioritising innovation. Our newest Growth
Market is ING in the Philippines, where we launched an all-digital retail bank in November 2018.

In 2019 the highlights for the Growth market were the following:

◾

Apple Pay introduced for

customers in Romania
◾

In Poland, customers can add their Visa debit card to their Apple Wallet using the Moje ING app
◾

ING customers in Poland can now use voice-activated Google assistant - without logging in -

to
check their balances or to make transfers between accounts
◾

To

help customers In Poland better manage their money we now offer features notifying them of upcoming payments
◾

In a first for ING countries business

customers in Poland

can use Garmin Pay and Apple Pay,
contributing to a further increase in mobile contactless payments there
◾

In Turkey, we

can see in real time when customers have a problem at our ATMs and proactively
call them to try and solve it

Wholesale Banking

is an important and integral contributor to ING's commercial performance.
With a local presence in more than 40 countries, ours is a sector-focused client business providing corporate clients and financial institutions with advisory

value propositions,

such as specialised
lending, tailored corporate finance and debt and equity market solutions. We also serve their daily banking needs with payments and cash management, trade and treasury services.

In 2019 the following highlights were achieved within Wholesale Banking:

◾

Supported 62 green, social and sustainability bonds and 61 sustainable improvement loans

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

40

◾

We issued the largest green

Schuldschein to date with Porsche
◾

Blockchain-based trade finance platform Contour, co-founded by ING Ventures, launched into the $18 trillion global trade finance market
◾

We introduced

the first sustainable

improvement derivative to market
◾

We provided

a centralized digital vault for corporate

customers to store their KYC docs and
enhanced transaction monitoring tooling for our KYC purposes
◾

PSD2 APIs live on the open banking Developer portal
Achieving our business goals
Banks are operating in a fast-changing environment marked by new competitors, new customer expectations, increased regulation and higher capital requirements. At the same time, persistently
low interest rates put pressure

on our savings business model. We are finding new ways to be relevant to our customers.

To

achieve our business goal of creating a superior customer experience, we focus on four strategic priorities: earning the primary relationship; thinking beyond traditional banking to develop new services and business models; using our advanced data capabilities to understand our customers better and meet their changing needs, and innovating faster.

Earning the primary relationship
Earning the primary relationship is a strategic priority for ING as it leads to deeper relationships, greater customer satisfaction and ultimately customers choosing us for more of their banking needs.

We don’t only want our customers to do some of their banking with us, we want to be their first partner, where they deposit their salary, handle their payments and do most of their other banking business. At the moment, ING has 13.3 million primary relationships, and the target is to grow this to over 16.5 million by 2022.

In Retail Banking, we define primary customers as

those with multiple active ING products, of which
one is a current account where they deposit a regular

income such as a salary. For Wholesale
Banking, a primary client is an active client with lending and daily banking products, and at least
one extra product generating recurring revenues

over the last 12 months.

Customer numbers continued to grow in 2019. Primary customer growth across Retail segments in
2019 included 63,000 for the Benelux, 526,000 for the Challenger markets, and 242,000 for Growth
Markets. In Wholesale Banking, the number of primary customers grew by three percent as we deepened our relationships, particularly in the daily banking space with existing lending-only clients in the US and EMEA.

Customer promise

Banking doesn’t have to be difficult

and time consuming. Clear products, plain language, fair prices and simple processes save customers time and money. ING promises to make banking clear and easy, to provide services anytime anywhere, and to keep getting better.

We are

driven by our purpose to empower people to stay a step ahead in life and in business. We do this by constantly innovating to deliver a differentiating customer experience that aims to be smart, personal and easy.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Across ING, digital channels are accounting for an increased number of contacts with Retail customers. For example, a growing

share of retail customers only interacts with ING on their mobile device, up from 12 percent

in 2016 to 37 percent in 2019. The number of interactions grew by 80 percent since 2016, reaching 4.5 bln interactions in 2019, with mobile interactions increasing to 82
percent in 2019, versus 52 percent in 2016.

Given the rise of digitalisation, and growing competition from disruptive newcomers to our sector,
we want to do more than just live up to our Customer Promise.

We want to surpass people’s
expectations.

We want to use the insights from our 4.5 billion customer interactions to offer a personalised and empowering experience, giving them even more reasons to interact with us. This is how we can
differentiate ING from other banks and become an essential part of people’s digital lives.

One of the ways we measure our progress

is the Net Promoter Score (NPS), which measures
customer satisfaction and loyalty (whether they would recommend ING to others). The score is calculated as the difference between the percentage of promoters

(who rate ING as 9 or 10 out of
10) and detractors (those scoring ING below a 6). Our aim is to achieve a number one NPS ranking in all our retail markets, with a 10-point lead over our main competitors. Based on a rolling average of our NPS scores in 2019, ING ranked number one in seven out of our 14 Retail markets.

In Wholesale Banking, the overall NPS score improved

by 11 percent year on year to 49.6 (on a
scale of -100 to +100), outperforming the industry benchmark. This suggests clients appreciate our new approach (see ‘Unleashing sector potential’ below). The number of surveys sent increased by
28 percent year on year, and the response rate increased

from 46.6 percent to 50.6 percent.

The
NPS growth for Platinum clients decreased year on year but the NPS of all the other segments increased. Overall level

of satisfaction went up from 8.4 to 8.5. We now have NPS scores from WB
clients generating 42 percent of our revenues.

We added a further five countries to the NPS programme in 2019, which is now running in 26
Wholesale Banking markets. In 2019, NPS played an even more prominent role in gauging client satisfaction in Wholesale Banking, with clearly defined

KPIs applied across all parts of the business
and a more active

feedback process.
Unleashing sector potential

In 2019, we remained focused on servicing our corporate clients with relevant advice, data-driven
insights and customised, integrated solutions that make their day-to-day banking more efficient and support their business ambitions.

This is in line with the revised Wholesale Banking strategy we introduced in 2018 to enable us to adapt to and overcome a challenging and complex market environment, as well as increased regulatory requirements,

evolving technology, greater competition and our clients’ changing needs.

We developed

our sector strategy over the year, pairing local and global insight with sector knowledge and financial expertise.

‘Commercial passports’ give us insight into what services we provide to each client and the regions where

we serve them, while our uniform client segmentation
framework helps us tailor our daily banking and advisory value propositions to their specific needs.

Several deals in 2019 reflect this sector focus. In the telecom, media and technology space, ING acted as financial

advisor for global asset management company DWS in the merger of leading
Dutch data centres NLDC (DWS's infrastructure business acquired

NLDC from Dutch telco KPN in
2019), and The Datacenter Group (TDCG) group.

By advising DWS, ING enabled it to make its
maiden investment in the telecom infrastructure sector and created the largest player in the Dutch market. In the food and agribusiness sector, ING coordinated the largest-ever sustainability improvement loan in commodity trading for China’s multinational leading food and agri company,
COFCO International. The $2.1 billion loan links COFCO International’s interest rate to its
sustainability performance and rating. And in the sustainable finance space, ING added another

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

first to its growing sustainable finance

deal portfolio in Asia/Pacific. We provided a subsidiary of
Sunseap Group, a Singapore-based renewable energy

company, with $37 million to build rooftop
solar projects in Singapore.

In Transaction

Services, we optimised our client-facing model, streamlining our products and services and increasing efficiency

in sales support. We also brought together various client trading activities scattered across Financial Markets into one team and further embedded the FM business into our client organisation with a new sales model that is fully aligned with the rest of Wholesale
Banking. This will help to maximise cross-buy opportunities and improve our client-service delivery with consistent products and a one-client approach everywhere.
Platform thinking
ING’s purpose is to empower people to stay a step ahead in life and in business. To continue doing this in a world that is changing quicker than ever before, we need to be where our customers are –
on digital platforms.

Thinking beyond traditional banking is crucial to find

new ways to be relevant to customers. Here,
open banking offers opportunities.

By partnering with others or developing our own digital
platforms, we can offer customers new and complementary services that go beyond banking – and create new revenue

streams for ING.

Platforms empower customers by providing them with a range of primary needs in one place.
Through frequent user interactions, platforms also generate

large amounts of data. By mastering
data skills, platforms get to know their customers and their needs increasingly well, enhancing the platform’s value, and that of its users.

The other advantage with platforms is that they are scalable, open and borderless, offering their users the same experience everywhere. With little to differentiate one bank’s products from another, we believe it is customer experience that will set ING apart.

ING has different faces in different markets and different banking interfaces, each with its own look and feel. By uniting our platforms, processes and products we can provide a consistent customer
experience in every country. This is driven by a growing desire for similar online experiences in an
increasingly digital world.

We are

making progress in achieving this in a number of ways, including by working internally to establish a truly cross-border banking platform that aims to provide one unique, uniform customer
experience that is best in class and leverages scale, and by pursuing strategic platform initiatives.

This was the year that Unite be+nl became a reality for our customers in the Netherlands and
Belgium, with the introduction of common digital channels in these countries. Unite be+nl is one of several programmes

we are rolling out to build ‘one ING’ and is an important step towards a global platform. Maggie (formerly Model Bank) is our transformation programme uniting our retail strategy and capabilities in Spain, Italy, France

and the Czech Republic. Its emphasis is on
increasing our digital interaction with customers, improving customer satisfaction and boosting sales.

Platform initiatives
Our Yolt aggregator

app was named Personal Finance App of the Year

at the 7th Annual Payments
Awards in the

UK. We extended the app with Yolt

Pay, a new feature that enables users to move
money between their accounts and make payments to friends and family from supported banks.

In 2019, we increased our stake in international payments platform Payvision to make it a wholly owned subsidiary. This is an important step towards becoming the preferred platform for business
customers and strengthens ING’s digital payments business, especially in e-commerce. Payvision facilitates more than 80 payment methods in 150 currencies. In 2019, Payvision and ING introduced the omnichannel (eCom + in-store) proposition for corporate clients. The ING and
Payvision combined commerce solutions proposition helps merchants offer our clients’ shoppers a seamless checkout experience across all channels.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Through ING Ventures,

we are continuing to invest in fintechs, focusing on collaborations that support our strategy of creating a differentiating customer experience. In 2019, we made a further multi-million euro investment in Spanish-based fintech Fintonic. Fintonic is the leading finance app
in Spain. It provides financing and savings solutions that help users manage their personal finances
more effectively.

We’ve invested

in Flowcast, a tool we hope to use to benefit Wholesale

Banking clients The fintech
start-up uses machine learning algorithms to improve the credit decision process. Its predictive models reduce risk and unlock credit to businesses. The investment is a boost to ING’s AI capabilities.

We also invested in multibank platform Cobase,

which makes it easier and more efficient

for
international corporate clients to work with multiple banks. As a cloud solution, Cobase minimises the IT effort for clients and does not require investments or long-term contracts for licences or hardware.
Beyond banking platforms
In 2019, we introduced the first products resulting from our collaboration with insurer

AXA, offering
customers personalised insurance services in a clear and easy way via the ING mobile app.
Targeting

six of our Challengers markets, the partnership aims to provide insurance products and related services through a central

digital insurance platform. We

launched seven products in four
countries: Italy, Australia, Germany and France,

and grew the team in our central Paris office,
working closely with all our markets. The first

product, instant travel insurance through

a mobile
phone, was launched in Italy. Geo-localised travel insurance can be activated with just a few clicks on a smartphone from the airport or country of destination.

In Australia, we widened our digital insurance portfolio by adding motor and travel insurance to our
existing home insurance offer.

The motor insurance coverage

has been particularly successful with
more than 1,000 new customers a week now covered

following its launch in May 2019. And in
Germany, ING customers can now secure the repayment of their mortgage in the event of death.

We built on our beyond banking proposition with third

-party offerings such as ING+Deals in Belgium
and ING Punten in the Netherlands. ING+Deals, launched in 4Q 2018, is a cashback platform for customers, made possible by exclusive deals ING has negotiated with various A-brands (40+ brands offering over 45 deals a month). It has 150,000 users who to date have received more than
€400,000 cash back, generating €2 million for the participating brands. In addition, participating customers increased their interactions with ING’s online channels by more than 20 percent. ING
Punten, a shopping platform for customers in the Netherlands to increase loyalty and drive digital interactions, is also partnering with trusted A-brands. In 2019, 1.1 million products were sold, delivering a turnover of €31 million.

Following our 2018 acquisition of a 90 percent stake in Dutch digital real

-estate platform
Makelaarsland, which allows people to buy or sell homes online independently or with support of a
local Makelaarsland agent, we achieved a number of milestones in 2019. These include successfully launching a home

buying proposition, expanding the agent network to 20 agents – now covering half of the Netherlands – and creating strong links between ING’s mortgage advisors and
Makelaarsland’s agents.

In the fourth quarter, ING launched real-estate marketplace Scoperty across Germany, a joint venture with Pricehubble and Sprengnetter, which aims to bring transparency to the German
housing market. Based on high-quality data and machine learning, the Munich-based proptech
company aims to show all 40 million properties in Germany and to connect potential buyers and sellers. Scoperty was initially piloted in Nuremberg with more than 100,000 properties, before expanding nationwide by the end of 2019. More transparency in the German residential housing market can mean a broader offering of properties for consumers. The team is working on pre-
qualifying potential homeowners by aligning with Interhyp’s mortgage process. Interhyp is ING’s independent mortgage brokerage platform in Germany and Austria. For sellers and real-estate brokers this pre-qualification has important value in their choice of accepting offers from buyers. As

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

part of the network effect, pre-qualified

buyers may even benefit from three days access to new
home listings. Interhyp, which offers access to 500 mortgage lenders, had a record year in 2019,
with €24.5 billion in new residential mortgages, and 9.0 percent market share in Germany.

Differentiating customer

experience

Understanding our customers better and meeting their changing needs is core to what we do. In
2019, we continued to innovate to improve

the banking experience for our customers, while helping
them transition to a more efficient and

more sustainable economy. ING’s ambition is to be a leader
in terms of the digital banking experience, offering our customers everywhere the same empowering and differentiating experience and making banking frictionless. In addition to uniting several of our Retail businesses on digital platforms that will provide the same customer experience
everywhere, for the first time we also have a shared brand direction and our first global tagline. The
‘do your thing’ tagline articulates ING’s purpose and our customer promise. It encourages people to do more of the things that move them or their business. It’s not about irresponsible behaviour, but about people being free to live the life they want to live, knowing they are making their world a little better for it.

Launched in the Netherlands in January 2020, the new brand direction and tagline will be rolled out across ING during the year and used in all our business units to bring our customer experience to life.

Our advanced data capabilities are an important asset in helping us improve the customer experience and earn the strategically important primary relationship. We rely on data to
understand what customers want and need. We use these insights to personalise our interactions with customers and empower them to make their own financial

decisions.

Our customer-facing platforms offer multiple touch points to interact with customers and collect data that we use to define customer

journeys; for example when and where they choose to do
their banking, the device they use and the services they prefer.

We test these insights with
feedback from customers to continuously improve

our services.

One of the ways we’re working to enhance the customer experience is through our transformation to a customer-focused organisation. The benefits of introducing one Way of Working (WoW)

across
ING include transparency, wider alignment, increased speed and predictability in product delivery and, most importantly, putting the customer first.

More examples of how we’re

providing a differentiating customer experience come from Poland, where Wholesale Banking clients can now sign credit documentation electronically, and Belgium, where customers are able to begin the mortgage process online.

In November 2019, we held our first global customer experience (CX) day.

The focus was on making
banking frictionless through many small improvements that make it more personal, easy and smart, and by working to eliminate or minimise any compromises to the experience resulting from backlogs or other priorities.

For example, in Poland one result

of CX day was an improvement to Moje ING that improves

the
communication process for entrepreneurs

applying for a loan, making it clearer and more timely.
ING in Romania introduced biometrics to authorise customers to do payments. Colleagues in Spain found a better way to track their customers' experience and also developed functionality on their banking app to allow them to easily schedule branch appointments. In the Netherlands and
Belgium, 2,000 participants made 565 improvements for our clients.

We’re

on the right track. Among other achievements, ING topped Forbes’ inaugural World’s

Best
Banks list in 2019. The survey asked 40,000 customers in almost 24 countries about their opinions on the banks they use. ING was placed among the best-performing banks for customer-centricity in
Australia, Austria, Belgium, France,

Germany, Italy, Poland, and Spain. And we topped the rankings on both trust and digital services.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In Australia, new research

in 2019 found ING had the highest customer satisfaction among retail banks, scoring well above the industry average.

The 2019 Australia Retail Banking Satisfaction
study by JD Power measured the satisfaction of nearly 5,000 banking customers.
Know your customer
Just as we need to know our customers better to deliver better products and services, we also need this knowledge to ensure we do not accept people or institutions who misuse the financial system.
We are

making ongoing progress strengthening our global KYC organisation and activities
throughout ING. We are

using technology and our innovation skills to make improvements and rolling out global KYC solutions that all countries can connect to.

ING continues to work on the global KYC enhancement programme, which emphasises regulatory compliance as the key priority. This is a sizeable operation as we have activities in over 40 countries and have more than 38 million customers. The programme encompasses all client segments in all
ING business units.

We are

also working with local authorities, law enforcement agencies and other financial institutions to fight

financial and economic crime. In 2019, ING was one of five

banks in the
Netherlands to join forces in the fight against money laundering. The ambition is to investigate the
set-up of a cross-bank organisation that will monitor payment transactions: Transaction

Monitoring
Netherlands (TMNL). Together with the Dutch Banking Association (NVB), we are involved in a
feasibility study into the technical and legal challenges involved. In the proposed new plans, we are collectively looking for cooperation with Dutch authorities, including the Financial Intelligence Unit
(FIU), the Public Prosecution Service, Fiscal Information and Investigation Service (FIOD) and relevant ministries.
Continuing to innovate
In 2019, we continued to innovate to improve

the banking experience for our customers,
introducing several

innovations that make banking faster and more secure for our clients.

Our cutting-edge AI tool Katana – named

as an Innovator 2019 by Global Finance magazine – helps
to improve decision-making in bond trading. In 4Q, Katana

was spun out into an independent
London-based company called Katana Labs,

with backing from ING Ventures

and other investors.
This is in line with ING’s strategy to create innovative

fintech solutions

and then support them in
becoming independent companies.

The advanced analytics platform can aggregate vast amounts of data from multiple sources to
predict the price and identify the most promising trades. The results show traders using Katana win
20 percent more trades

and their prices are 20 percent sharper.

At the same time, it helps
investment managers to make faster, better informed, data-driven investment decisions.

We participated in the launch of instant payments in the Netherlands and Belgium by the Dutch
Payments Association and the Belgian Banking Federation. Funds now get credited to the
beneficiary account within five

seconds, giving customers immediate access to their funds and helping them optimise cash flows. We will extend this to the rest of Europe from

2020.

Wholesale Banking clients were able to initiate and receive instant payments in Hungary as of July
2019. Instant payments are now processed within five seconds, with a maximum amount of HUF
10 million. Instant payments make it possible to make payments 24/7,

365 days a year.

There is no
difference between ‘working days’ and ‘non-working days’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In another exciting payments innovation, ING is collaborating with Dutch retailer Albert Heijn, which is piloting a fully digital supermarket. This physical store is packed with convenience-boosting and time-saving technological innovations. ING helped to develop these in our FABlab

(fabrication
laboratory), which focuses on cross-industry collaborative innovation. Shoppers use their bank cards to gain entry to the store. The items they select from the shelves are registered
automatically. Payment, processed by ING, happens automatically when they leave.
We aim to ‘wow’ our customers with improvements

to their service experience. In Turkey, we can
now immediately identify when customers are having a problem at one of our ATMs; we call them
at that moment to try and solve it. We also use our app to help customers in Turkey who are more
than one kilometre away from an ING ATM

by granting them the right to use other banks’ ATMs
free of charge.

Together

with UniCredit, we invested in Axyon AI, an Italian company that helps banks offer better and faster advice to their clients by using artificial

intelligence to, for example, identify investors
most likely to participate in a syndicated loan.

Our open-source software ‘FINN – Banking of Things’ was created within ING Labs and enables
smart devices to pay for their own usage, such as allowing a car to pay for the car wash. We offer this software to our business clients, who can use it to ‘wow’ their own customers.

In Wholesale Banking, highlights in innovation in the digitalisation space include two KYC initiatives:
Domino and CoorpID. Using advanced algorithms, Domino collects and connects payments, lending and financing

data to provide insights that would not normally be readily available. The platform is live in several departments and used by approximately 800 retail and WB colleagues, of which 50
serve around 20 percent of ING’s Dutch corporate

clients. CoorpID provides a centralised

digital
vault for corporate customers to store and share

all their KYC documentation in a secure way. It
enables clients to manage their own KYC data and easily share it with other banks, insurance companies, or auditors.

Blockchain and distributed ledger

technology (DLT)

ING is considered an industry leader in the distributed ledger technology (DLT) space.

In 2019,
Forbes ranked us fifth among global listed companies with high blockchain potential,

recognising
the pioneering work we’ve done in this area to improve

our product offering and make banking
even easier for our clients.
This includes breakthroughs in improving data privacy

within distributed or shared ledgers using
our open-source zero-knowledge range

proof
  codes. Bulletproofs builds on these earlier codes,
making them even faster, safer and easier to use, while our zero-knowledge proof notary service
improves the privacy and security of transactions on the Corda blockchain platform. It evaluates
the validity of a blockchain transaction without revealing anything about it, except that it’s valid –
like a notary whose job is to witness the signing of documents to validate them.

Blockchain is reinventing commodity trading, making it quicker, easier and more efficient. ING’s
Easy Trading

Connect platform was one of the first to digitalise

commodity trade financing.
Building on its success, we’ve tested a number of successful experiments on the platform. These include Vakt, announced in 2017, which manages physical energy transactions from trade entry to
final settlement and

Komgo, the blockchain-based platform that transmits commodity transactions in a secure environment. In August, we successfully executed our first oil trade on
Komgo, which has evolved into a venture

with 15 corporates and financial institutions. The deal
was executed by the Commodity Trade

Finance branch in Geneva with a letter of credit

issued on
behalf of Mercuria Energy Trading

S.A.

We also teamed up with commodity companies and financial institutions to launch Forcefield, a
blockchain-based inventory management system that makes post-trade commodity transaction processing cheaper, safer, and more efficient. It manages commodities throughout their entire supply chain life cycle and reduces the risks and costs of handling physical inventory.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

And we joined forces with other global banks to create a digital coin that can be used to settle international money transfers instantly. This is a new step in the development of the Utility
Settlement Coin (USC) project, set up in 2015 by Swiss bank UBS to develop a blockchain-powered payment mechanism to make transactions more efficient.

A digital version of existing currencies,
USC will cut out intermediaries, reduce exchange-rate risks, making the payments and settlements process faster and lowering transaction costs.

In Q4, blockchain-based trade finance platform Contour, co-founded by ING Ventures, launched in
Singapore into the USD 18 trillion global trade finance market. Contour was co-created by ING and seven other banks in 2018 to simplify letters of credit, reducing the amount of time needed to process them from five to 10 days to under 24 hours. The launch follows a series of live pilots in 14 countries and a global trial with more than 50 banks and corporates. Ninety-six percent of participants said Contour would accelerate their letters of credit process,

improve efficiencies and
reduce costs.
Open banking

We strive at all times to protect customer data and privacy in line with the new European regulations. Customers’ needs and expectations are changing rapidly and companies have no option but to embrace this shift and adapt. At the same time, open banking requires banks to rethink traditional products and services, and go beyond traditional banking territory in creating new customer experiences.

We’ve chosen a strategic

approach towards the revised

Payments Services Directive (PSD2) and
open banking. We invest in building one global platform serving all of our 38 million Retail customers, and corporate and institutional clients, in more than 15 countries. This helps us to become a global platform bank, scalable, open and borderless, with one user experience, one API
(application programming interface) solution and one developer portal to efficiently and seamlessly connect and interact with customers and partners.

Open Banking is a key enabler for new open business propositions and strategic platform strategies across all client segments. Since September 2019, all banks in Europe must implement PSD2. We have three PSD2 APIs available to external parties on our developer portal. These give customers the choice to use third-party apps to manage their money or make online payments. For business clients in the Netherlands we launched a payment request API that enables them to enhance their end-consumer experience by adding a convenient, simple payment functionality into their own app.
Partnerships are becoming more and more important to the delivery of optimal client experiences.
APIs are essential for enabling digital businesses, as they are the de facto standard for integration and co-creation with our partners. With open banking, we are laying the foundation for the bank of the future. We

provide the key capabilities that allow ING to open up by establishing secure, scalable, compliant and uniform connectivity with external parties via APIs.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Our digitalisation journey
Digital banking, innovation and transformation are in

our DNA. ING’s aim is to be the next
generation digital bank, offering a single digital platform or ‘ecosystem’ where customers can find solutions to all of their financial

and finance-related needs.

Digitalisation guides our investments and transformation efforts. Our ambition is to offer customers everywhere the same empowering and differentiating experience. We are going about this in
several ways.

In 2019, we continued to innovate to improve

the digital customer experience and to strengthen
our mobile-first approach. The number of mobile

card transactions increased six-fold in 2019 from
2018, boosted by the integration of third-party services like Apple Pay and Google Pay. The overall share of customers who only interact with us on their mobile device increased to 37 percent in
2019 from 26 percent in 2018. The adoption of mobile payments will grow exponentially in coming years, which is expected to boost mobile even further.

We are

digitalising more processes to make them convenient and time-saving for customers. For example, in 2019, with Apple Pay, we enhanced the experience of our mobile app users in the
Netherlands, Germany, Romania and Spain. In Germany and Poland, we now offer features that help customers to better manage their money by notifying them of upcoming payments,

similar to
the ‘Kijk Vooruit’ feature

in the Netherlands. We also made Google Pay available in Germany and
Poland.

Another highlight was the launch of our mobile-only bank offering in the Philippines. ING has been
operating in the Philippines for nearly 30 years, but only moved into retail banking with the official launch of our first all-digital

savings product in November 2018. It is the first bank savings product
that allows transactions to be conducted solely on ING’s mobile app. creating an account is free.
Users only have to download the ING app and make sure they meet a number of requirements, including being at least 18 years old and having one of three government-issued IDs. Since the launch, there have been around one million app installations, we have signed up more than
100,000 customers and the app scores an average 4.2 rating.

In the Netherlands and Germany, Wholesale Banking clients can now easily open an account digitally and directly from their

ERP via e-Bank Account Management, using a SWIFT standard. In developing this, we enable clients to standardise the process for account openings and later
mandate changes to be able to create the basis for digital lifecycle management.

In 2019, we saw increased uptake of our Virtual Cash Management solution, enabling treasurers to
manage their cash position via a single master account, while keeping local accounts across Europe for local operations without the burden of managing all those accounts individually.

Our digital portal, InsideBusiness
, is a key enabler of our ‘digital first’

philosophy in Wholesale
Banking. Our main interactive channel for business clients, it offers a single point of access to a growing range of corporate

banking services, online and through a mobile app. It provides all the touch points that business clients need, through a single sign-on, giving them real-time insights and a single source to manage all their financial transactions at any time, and on any device. We
launched InsideBusiness in 2015 and it now has around 18,000 companies using it, with 57,000 active users, 6,000 of whom use the mobile app. Large corporates make up 32 percent of users,
with the rest being mid-corporates. Our goal is to have all our corporate clients using it

– and we’re
gradually closing in on that target.

A recent improvement

was the launch of Corporate Administrator.

This allows clients to decide for
themselves which employees can do certain things in their account. Clients can appoint one or two of their own corporate administrators who can grant

access rights. Already, around 40 percent

of
our corporate clients are using Corporate

Administrator, which is ahead of our targets.

Another enhancement is the addition of a breakthrough feature called M-Token . This addresses the priority we place on security combined with convenience. It replaces the previous card-and-reader
access, which became increasingly inconvenient for our customers. M-Token,

via the InsideBusiness

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

app, makes access a lot easier.

Now, to gain access, clients can simply launch the mobile app and scan a QR code on the login page.

New-look branches

While banking is becoming increasingly digital, our branches still have an important role to play in providing more complex, personal advice to customers.

This is driving ING to change its branches, making them even more personal, while equipping them to meet today’s digital needs. The idea is to make customers feel at home. Some branches have a big table, where customers can settle down, have a cup of coffee or do some work. There are separate booths to get personal advice. There’s also a kid’s corner and a fully equipped ‘digi-corner’
for online banking or learn-how activities.

In time, all of ING’s branches will adopt this new, home-like concept. Some have already opened in
Turkey, Poland,

Spain, Romania, Belgium, the Netherlands, Italy, Austria and Luxembourg.
SME & Mid-Corp
The SME & Mid-Corp segment aims to empower people to manage and accelerate their business.
No matter how big or small, businesses everywhere are increasingly digitalised and expect their bank to be connected and integrated into their world. They want digital solutions that are smart, personal and easy. To meet these needs and deliver an exceptional experience for these
customers, we’re transforming our current

service model and building digital capabilities to offer
compelling end-to-end digital customer journeys supported by a common infrastructure.

This includes enabling merchants in Turkey to accept

payments more easily via their smartphones
rather than expensive point-of-sale terminals; an online banking platform that gives businesses a single access point to all their financial

products and services; and instant loans for entrepreneurs
in Germany through our acquisition of fintech Lendico. In November 2019, new loan utilisation increased from €1 million to €14.4 million.

In Poland, ING’s online banking platform for business customers was named by Global Finance
Magazine as the world’s best Integrated Corporate Banking site for 2019. It currently provides
around 65,000 SME and mid-corporate clients with a single access point for all their banking products and services and handles more than 70 million transfer orders a year.

In Romania, the
business platform processed its first one million payments

in 3Q 2019.

Also in Poland, ING is the first bank to launch its own payment gateway – imoje – that provides merchants with a unique ‘buy now, pay within 21 days’ payment option. Co-created with Czech fintech Twisto, 1,500 shops are now using the payment gateway and 580,000 transactions have been carried out on imoje since April 2018.
Responsible finance
ING is committed to contributing to a low-carbon and financially healthy society, both through our
own efforts and by helping our clients to be more sustainable. As a bank, we make the most impact through our financing, via the loans we provide to clients. This is why we announced in September last year that we would steer our €600 billion lending portfolio towards meeting the well-below two-degree goal of the Paris Climate Agreement.

Our strategy to get there is called the
Terra
approach.

One year later, we published our first

progress report

on Terra,

providing a status update on the
alignment of our lending portfolio with the pathway to the goal. The report presented our climate alignment performance, targets, challenges and next steps for five of the nine sectors with the
biggest influence on greenhouse gas emissions: power generation, automotive, commercial real estate, residential real estate and cement.

For the remaining four in scope, fossil

fuels, shipping, aviation and steel, we provided an update on progress to date, initiatives and next steps. Quantitative results for these four sectors are expected
to be disclosed in 2020.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The report’s centrepiece, the Climate Alignment Dashboard (CAD), discloses quantitative results on
the climate alignment of our lending portfolio. It shows the CO2e intensity per sector of our portfolio compared to the market and the relevant below two

-degrees climate scenario. It also
displays the climate alignment target per sector and ING’s intended decarbonisation pathway per sector to converge towards

the target.

While Terra

is supporting our responsible finance business

and will guide ING towards new
opportunities to support our clients, Terra will also help us to build a more climate-resilient portfolio as it guides our strategies towards two

-degree alignment. Terra,

therefore, forms part of our
alignment with the Taskforce

for Climate-related Financial Disclosures (TCFD)

recommendations.

As each sector requires a custom approach, Terra

draws upon more than one methodology for
target-setting. Currently, we focus on the Paris

Alignment Capital Transition

Assessment (PACTA)
for corporate lending, and the Science Based Targets

Initiative’s Sectoral Decarbonisation Approach
(SBTi SDA).

PACTA

was co-developed with the 2˚ Investing Initiative (2˚ii), a global think-tank developing climate metrics in financial

markets. It looks at the technology shift that’s needed

across certain
sectors to slow global warming and then measures this against the actual technology clients are using – or plan on using in the future. The SBTi SDA sets out sector-specific decarbonisation pathways designed so as to be in line with the science-based scenarios using intensity metrics.
Both methodologies use science-based scenarios developed by independent organisations like the
International Energy Agency and inform us what needs to shift, by how much and by when. This is where financing comes in – and ING can have an impact.

The client data underlying the Terra

approach is obtained from global databases that track public and private asset level and company data worldwide in the sectors in scope. This is easier for clients, as they are not required

to provide any additional data themselves.

In December 2018, the global banks BBVA,

BNP Paribas, Société Générale, and Standard Chartered
joined ING in making the Katowice Commitment to align their loan portfolios with global climate goals using a similar approach. We have

also personally and individually engaged with more than
40 banks interested in the work ING is doing and the positive results are visible.

Since its launch at ING’s offices

in London in February 2019, more

than 17 systemically important
banks, including ING, have joined the 2˚ii PACTA

pilot for banks. ING was also among the first
signatories of the UNEP-FI Principles for Responsible Banking (PRB). In addition, ING co-chaired the sub-group that developed the PRB Collective Commitment on Climate Action which took ING’s
Katowice Commitment initiative as its foundation.

The Terra

approach is complemented by the other ways we work to drive sustainable business. We have committed to reducing our thermal coal exposure

to close to zero by 2025 and support our
clients globally to transition to a low-carbon and self-reliant society. We do this through various
financial instruments,

including green loans, sustainable improvement loans, bonds and advisory services.

We were

well on track in 2019. Climate finance increased 13 percent to €18.7 billion, and lending to industry ESG leaders grew slightly by 0.1 percent to €7.1 billion. Although social impact financing decreased 3 percent to €750 million due to repayments, we remain committed by lending to
projects that lead to, for example, basic infrastructure improvements,

community development or
essential services.

In addition to lending, we supported 62 mandates for clients through green, social and sustainability bonds. ING increased its bonds business by 68 percent year-on-year to €5.6 billion, outpacing the total euro denominated bond market growth.
ING is considered one of the pioneers in sustainable finance, having introduced the first sustainability ESG-linked loan and a made-to-measure sustainability improvement loan. In 2019,
ING continued to shape this sector and open up new markets by developing sustainability improvement concepts and financial products.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In 2019, we introduced the first sustainability-linked Schuldschein, together with machinery and
plant manufacturer Dürr.

ING jointly arranged and structured the transaction.

In the second quarter, we announced the world’s first

sustainability improvement derivative (SID)
provided to SBM Offshore, a global company that supplies floating production units to the offshore energy industry. The SID is an interest rate

swap that hedges the interest rate risk of the
construction of one of SBM Offshore’s floating

production, storage and offloading facilities. It’s the
world’s first derivative with a price linked to the company’s sustainability performance, as well as trading risk, capital require

ments and profit. The credit spread of the SID can increase or decrease based on SBM Offshore’s ESG performance, as scored by Sustainalytics, an independent provider of
ESG research and ratings.

In October, we launched another product aimed at encouraging companies to get measured on
ESG goals. Our sustainability improvement capital call facility for Singapore-based Quadria Capital
Management is the first

in the world to link the interest rate of the private equity fund to the sustainability performance of its portfolios. The USD 65 million three-year revolving capital call facility is the first of

its kind in the global fund finance industry,

which is currently worth USD 400
billion.

We continued to deepen our market credentials with sustainable finance products that support our corporate clients in achieving better sustainability performance.

We issued 61 sustainability improvement

loans and supported 62 green loans and social and
sustainability bonds in 2019. These include green finance

frameworks and green

loans for Italo,
Europe’s leading high-speed rail passenger operator,

and Itochu, a Japanese trading company, as
well as a sustainability-linked loan for Chinese-owned trading firm COFCO. ING also closed its first sustainability improvement loan in the US, structured by ING’s sustainable finance Americas team.

Alongside the growing number of green loans and bonds, there were a number of sustainability
firsts in 2019. ING issued

the largest green Schuldschein with Porsche for €1 billion, and the first green bond framework in the telecom sector with UK telecoms company Vodafone.

The Porsche
transaction is also the first of its kind

by a car manufacturer, and the huge demand resulted in the
original order book volume having to be increased. ING acted as the green advisor on the project.
ING also issued its first-ever green covered bond. In October, ING Bank Hipoteczny in Poland launched a PLN 400 million (USD 93 million) five-year

green covered

bond on the back of strong
investor interest.

ING was also the sole green structuring advisor for the Norwegian bank SR-Boligkreditt’s €500 million first green covered bond, helping to draft a green bond framework that stipulates investments in green buildings, renewable

energy and clean transportation.

Almost half of our loan book consists of mortgages. Our ambition is to make our mortgage portfolio
energy-positive by 2050. This means the homes in this portfolio will collectively produce more energy than they consume.

To

this end, we are developing retail

products, tools and services to help homeowners make their
houses more sustainable. As houses generally account for about 20 percent of CO
2

emissions, we
believe this could have a meaningful impact in the fight against climate change. At the same time it will help our customers to lower their CO
2
footprint and energy bill. We have already

provided
green mortgages in Germany through development bank KfW.

Customers can use the new
products to finance solar panels,

for example, or insulate their homes. In the Netherlands and
Belgium, we also offer a consumer loan with a reduced interest rate to help customers pay for green refurbishments.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Besides these financial

solutions, we also help to raise awareness on the topic. Consumers in the
Netherlands, for example, can check the energy profile of their homes on our website, as well as the options and financing

available to improve in this area. We

also provide Dutch homeowners
who want to invest in upgrading their energy label with a free rating as we know how insights can
help people to take the first steps towards a more sustainable home.

ING offers sustainable investment (SI) services to its retail banking customers in the Netherlands,
Belgium, Luxembourg

and Germany. In 2019, our retail customers in these countries invested a combined € 9.3 billion using ING’s SI services, up from € 6.3 billion in 2018. SI services represented seven percent of ING’s total retail

banking customer investments in 2019. We have the ambition to grow our SI services.

To

take sustainable finance further

in the business we have set up regional sustainable finance
teams in the Americas and Asia to support our clients in these regions.

Our efforts in this area are being recognised. In 2019, we were ranked as ‘climate action leader’ by
the leading global environmental disclosure platform CDP for the fifth year.
Financial health
As a result of our financial empowerment activities, 25.9

million people (67 percent of our customer
base) felt financially empowered in 2019. In 2018, this was 25 million or 65 percent. Our ambition for 2022 is for 32 million customers to feel financially

empowered by ING.
Information
We believe

that the right information at the right time can help people make better financial decisions. For example:

◾

In the Netherlands the ’Kijk Vooruit’

forecasting tool gives customers an overview of their
planned and predicted transactions, allowing them to gain more control over their finances.

◾

Also in the Netherlands, we launched the 'Digitaal vooruit'

initiative where Digicoaches are
available in pop-up stores at several

locations to answer any digital

questions people may have.

◾

In Austria and Romania, we offer customers access to EmpowerCamp – a five-week programme to help customers understand their financial

profile and take steps to improve their finances.

◾

In Poland, our
YouTube

videos

providing people with financial insights have had over 100 million views.
Innovation
Products and services are similar across banks. We

differentiate ourselves by going a step further
and innovating to create tools that help customers make better financial decisions. For example:

◾

In the Netherlands, we introduced our new voice-activated ATMs in branches of Albert Heijn and at Schiphol Airport. The speech function

on the cash machines makes it easier for people who
have difficulty

reading or who are visually impaired to withdraw

money themselves.

◾

In Australia, Everyday Roundup
makes saving money and paying off your home

loan easier and
more convenient for customers in Australia. ING customers saved AUD 81 million via 70 million transactions by having ERU enabled on almost 300.000 accounts. The average saving was AUD
1.16 per transaction and

AUD

284.41 per account in 2019.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

53

◾

In Spain and France, our digital investment

advisors
My Money Coach

and
Coach Epargne
continued to offer customers precise and intelligent investment solutions.

◾

We also partnered with others to accelerate

innovation like
Minna , which helps people keep track
of and manage their subscriptions.
Involvement
Our involvement in both the communities we operate in and in developing countries also contributes to financial health.

For example:

◾

Globally, we continued our
Power for Youth

partnership with UNICEF

to empower adolescents
with financial, entrepreneurial, and civic leadership skills. Since 2015 the partnership has directly
empowered more than 500,000 adolescents,

benefiting

more than 11 million indirectly.

◾

Also globally, hundreds of ING colleagues took part in Global Money Week , volunteering in classrooms across the Netherlands, Spain, Czech Republic, Luxembourg,

Philippines, and Turkey
to teach young people about money management.

◾

In the Netherlands we support the Youth Perspective Fund , which helps young people aged 18 to
27 to manage their debts. The initiative supports around 150 youngsters a year.
◾

Also in the Netherlands we’re a founding partner in the debt-prevention programme
Nederlandse Schuldhulproute , along with several other banks and the Dutch Banking
Association. This unique public-private collaboration aims to prevent and solve problematic debt.

◾

Lastly in the Netherlands, we offered more

than 250,000 lessons on
digital skills for students

in
collaboration with organisations such as Bomberbot and DesignWeek@School.

◾

In Romania, we supported Banometru

to help adults with financial difficulties

to access financial
planning and counselling.

Competition

ING is a global financial

institution with a strong European base, offering retail and wholesale banking services to customers around the globe. The purpose of ING is empowering people to stay a step ahead in life and in business.

ING’s Retail business serves 38.8 million customers. In most of our Retail markets we offer a full range of banking products and services, covering payments, savings, insurance, investments and secured and unsecured lending. Our Wholesale Banking business offers clients advisory value propositions such as specialised lending, tailored corporate finance and debt and equity-market solutions. Our clients range from large companies to multinational corporations and financial institutions.

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

Competition is coming from new market entrants (including non-bank and financial technology competitors) with new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation.

New entrants rely on new technologies,

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

advanced data and analytic tools, lower cost to serve, reduced regulatory burden and/or

faster
processes in order to challenge traditional banks.

The competitive landscape that banks face is increasingly being shaped by Big Tech companies.
They offer customers a superior digital experience through an open platform approach that delivers a range of their primary needs in a go-to digital ecosystem. This ability to provide for primary needs, both with proprietary and third-party offerings that are easily accessed through mobile devices, defines their success. Banking, by contrast, is a facilitator and not a primary need. The choice for banks is to challenge their existing business models, to disrupt themselves, or risk being disintermediated and relegated to a status of white label facilitators of others’ platforms.

The digital customer experience is now the key differentiator, and our main competitors are no longer just other banks. They are also Big Tech

digital leaders like Apple, Google and Tencent who
are increasingly moving into financial services. The content, offerings and digital savvy of these go-
to platforms cater to a wide range of customers’ primary needs with a personal, instant, relevant and seamless experience.

To

compete in this new environment, banks have to think beyond banking and develop their own platforms. Winners will be those with a superior digital experience, a strong trusted brand, and the ability to leverage a large

customer base to attract partners to their platforms. The successful platforms take the effort out of managing finances,

offering personalised, real-time advice and a
suite of products and services to cover all financial and other relevant needs.

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
by banks and other financial

services providers.

Statements regarding ING’s competitive position reflect the assessment of ING’s management about the general competitive landscape in which ING operates.
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

involving these countries.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

European

Regulatory framework

In November 2014 the European Central

Bank (ECB) assumed responsibility, conferred on it by the
Single Supervisory Mechanism (“SSM”),

for a significant part of the prudential

supervision of euro
area banking groups in the Eurozone,

including ING Group and ING Bank. Now that the ECB
assumed responsibility for the supervision of the banking groups in the Eurozone, it has become
ING Group’s and ING Bank’s main supervisor.

The ECB is amongst others responsible for tasks such
as market access, compliance with capital and liquidity requirements and governance arrangements. National regulators,

including the Dutch Central Bank for ING Group and ING Bank, remain responsible for supervision of tasks that have not been transferred to the ECB such as
financial crime and

payment supervision.

ING expects to benefit

from the harmonization of supervision resulting from the SSM but at the same time does not expect such harmonization to be fully in place in the short to mid-term.

ING
expects that the Dutch Central bank will continue to play a significant role in the supervision of ING
Group and ING Bank.

Another significant

change in the regulatory environment is the setting up of the Single Resolution
Mechanism (“SRM”), which comprises the Single Resolution Board (“SRB”) and the national resolution authorities and is fully responsible for the resolution of banks within the Eurozone as of 1
January 2016. ING has been engaging already with the Dutch national resolution authorities and the SRB for a few years with the aim to support in the draw up a resolution plan for ING and will continue to collaborate with the resolution authorities. The rules underpinning the SRM could have a significant impact

on business models and capital structure of financial

groups in order to
become resolvable but at this stage it is not fully

clear what the impact on ING will be.

As a third pillar to the Banking Union, the EU aims at further harmonizing regulations for Deposit
Guarantee Schemes (DGS).

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
macroprudential

supervision.

Global Regulatory Environment
There is a variety of proposals for laws and regulations

that could impact ING globally, in particular
those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the
transnational level and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key

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

Dodd-Frank

Act and other US Regulations
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

Department of Banking, as well

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

As a registered entity, it is
subject to business conduct, record-keeping and reporting requirements, as well as margin
requirements   and, once regulations are finalized, capital requirements . In addition to the obligations imposed on registrants, such as swap dealers, reporting, clearing, and on-facility trading requirements

have been imposed for much of the off-exchange derivatives market. It is possible that registration, execution, clearing, margin and compliance requirements will increase
the costs of and restrict participation in the derivative markets. These rules (as well as further regulations, some of which are not yet final) could therefore restrict trading activity, reducing
trading opportunities and market liquidity, potentially increasing the cost of hedging transactions and the volatility of the relevant markets. This could adversely affect the business of ING in these

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

our
profitability”.
Basel III and European

Union Standards as currently

applied by ING
Bank
DNB, our home country supervisor until the ECB took over that position in November 2014, has given ING permission to use the most sophisticated approaches for solvency reporting under the
Financial Supervision Act, the Dutch legislation reflecting

the Basel II and Basel III Frameworks. DNB
has shared information with host regulators of relevant

jurisdictions to come to a joint decision. In
all jurisdictions where the bank operates through a separate legal entity that is a credit institution,
ING

must meet local implementation of Basel requirements as well. ING uses the Advanced IRB
Approach for credit risk, the Internal Model Approach for its trading book exposures and the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Advanced Measurement Approach for operational

risk. A small number of portfolios are reported
under the Standardized Approach.

In December 2010, the Basel Committee on Banking Supervision announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio.

The Basel Committee's package of reforms, collectively referred to as the “Basel
III” rules, has, among other requirements, increased

the amount of common equity required to be
held by subject banking institutions, has prescribed

the amount of liquid assets and the long term
funding a subject banking institution must hold at any given moment, and has limited leverage.
Banks are required

to hold a “capital conservation buffer” to withstand future periods of stress.
Basel III has also introduced a “countercyclica

l

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
Group, from inclusion in regulatory

capital, as well as the higher capital requirements associated with certain business conditions (for example, for credit value adjustments (“CVAs”)

and illiquid
collateral) as part of a number of reforms to the Basel II framework.

In addition, the Basel
Committee and Financial Stability Board (“FSB”) published measures that have

had the effect of
requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for, and instituting more

intensive and effective supervision of, “systemically
important financial

institutions” (“SIFIs”), in addition to the Basel III requirements otherwise applicable to most financial

institutions. One such measure, published by the FSB in November
2015, is the Final Total

-Loss Absorbing Capacity (‘TLAC’) standard

for G-SIFIs, which aims for G-SIFIs
to have sufficient loss-absorbing

and recapitalisation capacity available in resolution. ING Bank has been designated by the Basel Committee and FSB as a so-called “Global Systemically Important
Bank” (“G-SIB”), since 2011, and by DNB and the Dutch Ministry of Finance as a “domestic SIB” (“D-
SIB”) since 2011.

The Basel III proposals and their potential impact are monitored via semi-annual monitoring exercises in which ING Group participates. As a result of such monitoring exercises and ongoing
discussions within the regulatory environment, revisions have been made to the original Basel III
proposals as was the case with the revised Liquidity Coverage

Ratio in January 2013 and the
revised Net Stable Funding Ratio

and Leverage

Ratio in January 2014. In December 2017, revisions
to Basel III were formally announced by the Basel Committee. These revisions to Basel III establish
new prudential rules for banks, including a revision to the standardised approach to credit risk, the
introduction of a capital floor based on standardised approaches, the use of internal models, limitation of options for modelling operating risks, and new rules for the establishment of risk-
weighted items and unused credit lines at the banks. Such revisions have a long implementation phase and are yet to be fully transposed into EU regulation.

The revisions are commonly referred

to
as "Basel III Reform" or "Basel IV.

For European

banks the Basel III requirements have been implemented through the Capital
Requirement Regulation (CRR) and the Capital

Requirement Directive (“CRD IV”). The Dutch CRD IV
Implementation Act has led to significant

changes in the Dutch prudential law provisions, most
notably with regard to higher capital and liquidity requirements for all banks. The CRD IV regime
entered into effect in August 2014 in the Netherlands, but not all requirements are to be implemented all at once. Having started in 2014, the requirements have been gradually tightened, mostly before 2019, until the Basel III migration process is completed. While the full impact of the
Basel III rules, and any additional requirements for G-SIBs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which such regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules to have a material impact on ING’s operations and financial condition and may require the Group

to seek additional capital. DNB requires the largest Dutch
banks, including ING Group, to hold a 3% Systemic Risk Buffer during 2016-2019 in addition to the capital conservation buffer and the countercyclical buffer described above, but this buffer then includes both the G-SIB and D-SIB buffers mentioned above.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

CRD IV has not only resulted in new quantitative requirements but has also led to the setting of
new standards and evolving regulatory

and supervisory expectations in the area of governance,
including with regard to topics like conduct and culture, strategy and business models, outsourcing
and reporting accuracy.

The European Banking Association (EBA) in particular has published new guidance such as the revised Guidelines on Internal Governance (2017), the Guidelines on the
assessment of the suitability of members of the management body and key function holders
(2017) and the revised Guidelines on the governance framework with regard to outsourcing
arrangements (2019). These guidelines enhance the roles and responsibilities of the management body as well as those of the risk management function and put importance on the establishment
of a sound risk culture and code of conduct, and managing conflicts of interest. ING’s lead regulator
the ECB increasingly puts emphasis on these new standards in its day to day supervision and incorporates the standards in the SREP methodology. Continuing initiatives by multiple regulators and supervisors on corporate governance may significantly impact how ING Bank designs and structures its governance.

Following the adoption of the CRR and CRD IV, regulators increasingly came to focus on the
required capital calculations across

banks. Since the start of the financial

crisis there has been
much debate on the risk-weighted capitalisation of banks, and specifically on whether internal
models are appropriate for such purposes. These developments have suggested that stricter rules may be applied by a later framework. The Basel Committee released seve ral consultative papers,
containing proposals to change the methodologies for the calculation of capital requirements and is expected to issue further standards in this respect. In these proposals, the Basel Committee suggests methods to calculate RWA using

more standardised or simpler methods in order to
achieve greater comparability,

transparency and consistency.

On 27 June 2019, a series of measures referred to as the Banking Reform

Package (including
certain amendments to CRR and CRDIV commonly referred

to as ‘CRR II’ and CRR V’) came into
force, subject to various transitional and staged timetables. The adoption of the Banking Reform
Package concluded a process that began in November 2016 and marks an important step toward the completion of the European

post-crisis regulatory reforms, drawing

on a number of
international standards agreed by the Basel Committee, the Financial Stability Board and the G20.
The Banking Reform Package updates the framework of harmonized rules established following the financial crisis and

introduces changes to the CRR, CRDIV, the Bank Recovery and Resolution
Directive (BRRD) and the Single Resolution Mechanism

Regulation (SRMR). The Banking Reform
Package covers multiple areas, including the Pillar 2 framework,

the leverage ratio,

mandatory
restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of ‘non-preferred’ senior debt, the minimum requirement for own funds and eligible liabilities (MREL) and the integration of the TLAC standard into EU legislation.

Whilst the Banking Reform Package was being developed, the ECB introduced the Targeted

Review
of Internal Models (TRIM) in June 2017 to assess reliability and comparability between banks’
models for calculating each bank’s risk-weighted assets (‘RWA’) used for determining certain of such bank’s capital requirements. The operating consequences of the TRIM exercise have been
significant. The TRIM is expected

to finalise

in 2020, and could impact ING through more stringent
regulation on internal models. There is also heightened supervisory attention for the credit quality of loans to corporates and/or households. These exercises

could impact the RWA we recognise

for
certain assets.
Regulatory Developments
Basel IV
As of 1 January 2022, the first

stage of Basel IV (revised Internal Rating-Based Approach) will probably come into effect conditional to the finalization

of the legislative process in the EU. Based
on the current estimates, without management actions this is expected to potentially increase
RWA by roughly

15-18% on a fully loaded basis. While any BIV impact will not come in before 2022, other banking regulations and model reviews are

expected to bring forward a significant part of

this
impact before BIV implementation date.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Requirement and guidance

for 2020 Pillar 2 requirements

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

(SREP) 2019 decision is split into:
◾

Pillar 2 requirement (P2R), which is binding and therefore breaches have direct legal
consequences.

◾

Pillar 2 guidance (P2G), which is not legally binding and therefore a breach does not automatically trigger regulatory action.

By providing guidelines regarding

the SREP, the European Banking Authority (EBA) gives further direction for the internal capital adequacy assessment process (ICAAP) and enhancement of the capital management framework.
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

The banking reform which came
into force on 27 June 2019 includes changes to the minimum requirement for own funds and eligible liabilities (MREL) to ensure an effective bail in process. It also includes new competences for resolution authorities and requires G-SIBs to have more

loss-absorbing and recapitalisation
capacity.

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

as the resolution entity.

In 2018, ING Group received a formal notification from De Nederlandsche Bank (DNB) of its MREL.
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

issued multiple
transactions. These transactions will not only allow us to support business growth, but will also help to meet future MREL and TLAC requirements

with ING Groep N.V.

instruments only.

CRR II implements the Financial Stability Board’s total loss absorbing (TLAC) requirement for Global
Systemically Important Institutions (G-SII), which is the EU equivalent of a G-SIB. The transitional requirement—the higher of 16 percent of the

resolution group’s Risk weighted assets (RWA)

or six
percent of the leverage

ratio exposure measure—applies immediately. The higher requirement

—18
and 6.75 percent, respectively—comes into effect as of January 1, 2022. As a G-SII ING is expected to meet the TLAC requirement alongside the other minimum regulatory requirements set out in EU
regulation.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Stress testing

Stress testing is an integral component of our risk and capital management framework.

It allows us
to (i) assess potential vulnerabilities in our businesses, business model, and/or portfolios; (ii)
understand the sensitivities of the core assumptions in our strategic and capital plans; and (iii)
improve decision making throug

h

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
(2018-2020). The stress test was carried out applying a static balance sheet assumption as of
December 2017, and therefore does not take into account current or future business strategies and
management actions. The results also reflect the impact

of IFRS 9 for determining loan loss
provisions in adverse circumstances.

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

EBA will launch a new stress test exercise in January 2020 and is expected to publish the results by
July 2020.
Deposit Schemes
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
and/or are

licensed in the relevant jurisdiction. ING Bank is a participant in the Dutch Deposit
Guarantee Scheme (‘DGS’), which guarantees an amount of EUR 100,000 per person per bank
(regardless of the number of accounts held). On the basis of the EU Directive on deposit guarantee schemes, ING pays quarterly risk-weighted contributions into a DGS-fund.

The DGS-fund is to grow
to a target size of 0.8% of all deposits guaranteed under the DGS, which is expected to be reached in July 2024. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-fund.
If the available financial means

of the fund are insufficient,

Dutch banks, including ING, may be
required pay to extraordinary

ex-post contributions not exceeding 0.5% of their covered deposits per calendar year.

In exceptional circumstances and with the consent of the competent authority, higher contributions may be required. However,

extraordinary ex-post contributions may be
temporarily deferred if, and for so long as, they would

jeopardise the solvency or liquidity of a bank.

Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme (‘EDIS’), (partly) replacing or complementing national compensation schemes in two or three phases. Proposals contain elements of (re)insurance,

mutual lending and mutualisation of
funds. The new model is intended to be ‘overall cost-neutral’. Discussions have continued in 2019, but it remains uncertain when EDIS will be introduced.
Payment Services Directive

2 (PSD2)
PSD2 entered into force in January 2018 and responds

to technical change and a variety of
developments in the payments domain. It fosters innovation and competition by promoting non-
discriminatory access to payment systems and accounts, including the newly introduced account information services and payment initiation services.

Customers benefit

from greater transparency
of costs and charges, PSD2's extended geographical reach and being applicable to transactions in any currency, a reduction of the maximum liability for unauthorized transactions and a backstop date for complaint resolution. Finally, to combat cybercrime and online fraud, PSD2 continues the trend towards

enhancing the security around the making of payments, e.g. by the introduction of strong customer authentication. It consists of two factor authentication, to be performed every

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

time a payer accesses its payment account online or initiates electronic remote payment transactions. The Regulatory Technical

Standards for strong customer authentication and common
and secure communication provide further requirements

to implement the strict security
requirements for payment service providers

in the EU.
Benchmark Regulation
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
Benchmarks Regulation became effective as of 1 January 2018. It provides that administrators of benchmarks used in the EU generally must be authorised by or registered with regulators no later than 1 January 2020, and that they must comply with a code of conduct designed primarily to
ensure reliability of input data, governing issues such as conflicts of interest, internal controls and benchmark methodologies. Furthermore, on 27 July 2017 the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021.
The announcement indicates that the continuation of the LIBOR on the current basis cannot and will not be guaranteed after 2021. In addition, as of October 2019, the new euro risk-free rate

euro
short-term rate (€STR) is being published and the EONIA benchmark was reformed, making it dependant to the €STR benchmark. The reformed EONIA benchmark will cease to exist by 1
January 2022 and therefore the European

Money Markets Institute (EONIA’s administrator) has
indicated that EONIA cannot be used in any contracts that will be outstanding as of 1 January
2022. Public authorities have initiated industry working groups in various jurisdictions to search for and recommend alternative risk-free rates

that could serve alternatives if current benchmarks like
LIBOR and EONIA cease to exist or materially change. The work of these working groups is still ongoing, though certain of such organizations have advanced proposals for benchmark replacements. For example, the

US Federal Reserve’s

Alternative Reference

Rates Committee
(commonly referred to as ‘ARRC’) has recommended

adoption of the Secured Overnight Financing
Rate (commonly referred

to as ‘SOFR’) as an alternative to US dollar LIBOR.
Financial Transaction

Taxes
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

For additional information regarding

regulatory developments, including with respect to the 5
th

AML Directive, FATCA,

CRS, DAC6 and MIFID II, see also this Form 20F 2019, under “Additional
Information – ING Group Risk Management-

Compliance Risk- Regulatory Developments”.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Know your customer (KYC)

ING is committed to the preservation of its reputation and integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which it operates. All employees are expected to adhere to these laws, regulations and ethical standards, and management is responsible for ensuring such compliance. Compliance is therefore an essential
ingredient of good corporate governance.

As gatekeepers of the financial

system we have
obligations to safeguard trust in that system and prevent misuse. However,

money laundering is
not contained within a single country or jurisdiction, it is a global challenge that impacts the entire
financial system. ING,

like all other participants in the financial

services industry, has an important
role to play in helping to combat financial economic crime. We contribute knowledge and capacity to various public-private partnerships fighting

financial

crime. We believe

we can be even more
effective in safeguarding the financial

system if we join forces and work with other banks and with
national and European authorities and law enforcement to identify and manage the financial economic crime risks better, taking all relevant laws and regulations into account. Improving the
way we manage compliance risk, especially when it comes to preventing criminals from misusing the financial system,

is a key priority for ING.
KYC policy framework
The know your customer (KYC) policy and related control standards

(‘KYC policy framework’) sets
the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity.

The KYC policy framework reflects relevant national and international laws, regulations and industry standards related to financial economic crime (money laundering, terrorist financing), export trade controls, proliferation financing, sanctions (economic, financial

and
trade), countries designated by ING as ultra high risk countries (UHRC), CTI, FATCA,

CRS, and (parts
of)

ESR. The KYC policy framework is mandatory and applies to all ING entities, majority-owned ING business, businesses under management control, staff departments, product lines and to all
customer engagements and transactions. The KYC Policy Framework reflects relevant national and
international laws, regulations and industry standards related to business partners and overarching requirements with regards

to record retention,

training and awareness. The management of ING
entities also includes local procedures aimed at enabling them to comply with local laws and regulations and the KYC Policy

Framework.

Where local laws and regulations are

more stringent,
these more stringent local laws and regulations are

applied.

As a result of frequent evaluation

of the businesses from economic, strategic and risk perspective
ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue
existing relationships involving these countries. At present these countries are

Cuba, Iran, North
Korea, Sudan and Syria.
In addition to addressing financial economic crime-related requirements, the KYC policy framework also reflects KYC-related requirements of the FATCA/CRS

policy, as well as certain elements of the
Environmental Social Risk policy.
KYC enhancement programme
In 2017, ING began implementation of its KYC enhancement programme across all customer segments and in all ING business units. The KYC enhancement programme consists of, among other things:
◾

Enhancing selected customer due diligence files

to improve customer documentation, customer
data and identity verification;
◾

Working on structural solutions to become sustainably better in the execution of our KYC policies, tooling, monitoring, governance and knowledge and behaviour; and
◾

Assessing selected past transactions and follows the applicable reporting process should any unusual transactions be identified.

In September 2018, ING announced that it had reached a settlement agreement with the Dutch
Public Prosecutor related to an investigation that found serious shortcomings in the execution of customer due diligence and transaction monitoring requirements related to fighting financial economic crime, and announced steps to further enhance its management of compliance risks and

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

embed stronger awareness across

the whole organisation as part of the KYC enhancement
programme.

In 2019, we continued the implementation of the KYC enhancement programme, and had more than 4,000 FTEs working on KYC-related activities globally. In March 2019, ING in Italy took steps to improve its KYC

processes and compliance risks in line with the global KYC enhancement programme after the Italian central bank identified shortcomings in anti-money laundering processes. This was based on an inspection conducted from October 2018 to January 2019. In consultation with the Banca d’Italia, ING agreed to refrain

from taking on new customers in Italy
while further discussions on the enhancement plans took place. ING continued to fully serve existing clients in Italy while working to address the shortcomings and resolve the issues identified.
Please refer to Note 46 ‘Legal proceedings’

to the consolidated financial

statements for more
information.

In 2019, as part of our commitment to enhance the way we manage compliance risks and embed stronger awareness across

the whole organisation, we also took the following steps across our five
KYC pillars:

◾

Policies and risk : This pillar focuses on the development and roll out of a global KYC policy, a global KYC risk appetite statements and KYC risk assessments on customers, capability structure and maturity assessments.

-

In 2019, we updated the new KYC policy, which integrated all existing policies related to anti-
money laundering, financial

economic crime and customer due diligence. It came into effect in
July. (See section ‘KYC policy framework’ above).
-

The global KYC policy may be stricter than local requirements, in which case the global risk appetite statement is used as the starting point to execute a uniform risk assessment and to determine the local KYC-related risk appetite.
-

As part of our due diligence process we updated the environmental and social risk (ESR)
framework, which helps us make transparent choices about who and what we finance. All customers undergo an initial ESR check as part of the onboarding process. (See ‘Environmental and social risk framework’ in the credit risk chapter for more

information)
-

We implemented a systematic integrated risk approach

(SIRA) in all business lines globally.
Driven by data, the SIRA provides guidance on KYC integrity risks and helps determine which customers to accept/continue and the type and frequency of monitoring. It takes into account elements such as where the customer is located and the type of product and sector they are active
in. The KYC integrity risks are reviewed

each year.

◾

Tooling
: This pillar aims to improve processes

and tooling around customer due diligence,
screening and monitoring. This entails rolling out a bank-wide KYC digital service and fulfilling client acceptance and maintenance life cycle on one global digital platform. In addition, all required screening

components (name screening, pre-transaction screening, adverse media screening) are incorporated

into the client acceptance due diligence process. Once a customer is onboarded, ongoing screening and monitoring of transactions can then be activated. Steps taken in 2019 included:
-

Developed new customer due diligence case management modules for Private Banking clients in Luxembourg, and mid-corporates

in Poland, which is to be rolled out in other countries
with similar client segments.

-

The target adverse media screening tool was rolled

out in most locations
-

Innovating to automate and improve KYC

processes. In 2019, we developed a ‘smurfing’ tool,
which uses artificial

intelligence to detect instances of smurfing

when large fraudulent transactions
are broken up into smaller transactions that will not be flagged by conventional monitoring systems. And we are developing a virtual alerts handler that uses artificial intelligence to reduce
the number of false positives, freeing up KYC staff to concentrate on those alerts that do require attention.
-

In September 2019, an anomaly detection tool went live to monitor the payment flow of ING’s
correspondent banking clients. Developed by ING, the tool uses advanced analytics to detect changes in behaviour that could indicate money laundering or other financial economic crime. The
approach for innovations is per country and business line and based on success will be scaled up and rolled out in other locations.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

64

◾

Monitoring and screening
: This pillar entails translating risk assessment outcomes into scenarios
and alert definitions

that can be applied in transaction monitoring. This includes the design and definitions

of the applicable financial

economic crime and client activity monitoring scenarios
tailored to the entity yet based on a global set, building alert definitions

(including data feeds)
and validating and testing the approach from risks to alerts.
-

In 2019, we introduced the new standard transaction monitoring tooling in the first countries.
This includes risk-based scenarios, with follow-up for handling alerts and reporting suspicious activity.
-

In May 2019, the first

version of the global transaction monitoring (TM) control guidance came into effect. It outlines the adoption

of a uniform TM methodology framework to mitigate
financial economic

crime risks.
-

In September 2019, ING partnered with four other Dutch banks to explore options to jointly monitor payment transactions. Transaction Monitoring Netherlands (TMNL) is part of a broader cooperation with the private sector, government agencies, regulators and law enforcement to
harmonise efforts to fight

financial

crime and strengthen the resilience of the financial system as a whole, both on a national and European level. We

also work with the Dutch central bank and are a
member of the public-private partnership council of the Dutch Financial Expertise Centre (FEC-RAAD
PPS).

-

The increased focus on KYC and our efforts to streamline our operations led to an increased number of accounts being closed. This includes inactive accounts and accounts of customers who do not respond adequately to our requests for information. We are also re-evaluating

certain client
and business relationships.

◾

Governance
: Under this pillar we are setting up a global KYC governance to ensure decision
making on standards, operations, customer acceptance and continuous improvements.

This
started with the appointment of a global head of KYC at the end of 2018 and a global Centre of
Expertise, as well as a Delivery Tribe, who together with the business lines and the second line of defence (Risk and Compliance functions) are responsible for implementing KYC across the
organisation.

-

In 2019, local KYC Committees were

established in the countries/regions and business lines to
manage and steer all KYC-related activities. These committees are overseen by the global KYC
Committee, which drives improve

ments and ensures alignment between KYC-related projects

and
activities. It also monitors all KYC-related costs, helps prioritise activities and steers decisions on
KYC-related issues and developments.

-

Client Integrity Risk Committees (CIRCs) were set up in the retail business lines and Wholesale
Banking to steer decisions around client acceptance and exits, based on compliance criteria and risk appetite. The committee members represent both the first and second lines of defence to ensure proper decision-making is adhered to.

◾

Knowledge and behaviour : This pillar focuses on increasing knowledge about KYC, providing training and carrying out behavioural risk assessments to detect high-risk behaviours, intervening where necessary.

-

Internal communication in 2019 reiterated the importance of non-financial risk and compliance.

-

We set up a global KYC Academy to coordinate

a global learning curriculum and provide
expert training for specialist KYC staff and new joiners as well as awareness training for all ING employees. A new KYC awareness module for

all staff is due to be rolled out in 1Q 2020.

-

The first behavioural risk assessments in KYC were carried out in the Netherlands, the
Philippines and the US by ING’s team of behavioural experts. The outcomes were discussed by senior management at ING’s leadership days in March, as well as with the management teams of the countries involved and in Wholesale Banking with the intention of changing behaviours to enhance KYC, starting from the top.
Following on from that, workstreams

were set up with senior managers and a number of
interventions were initiated with the aim of changing high-risk behavioural patterns. Another behavioural risk assessment was conducted at ING in Belgium in the fourth quarter of 2019.

We
will start a dialogue in 2020 to dive into the outcomes and root causes of the behavioural patterns observed.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Regulatory developments

KYC
Compliance with applicable laws and regulations is resource

-intensive. Banks continue to be faced
with new and increasingly onerous regulatory

requirements. Generally, we

expect the scope and
extent of regulations in the jurisdictions in which we operate to continue to increase.

Regulation is becoming more extensive and complex. An example is the implementation of DAC6 which like FATCA

and CRS requires financial institutions to report detailed client-related information to the competent authorities. Customer due diligence (CDD), (sanctions) screening and transaction monitoring impose requirements on financial institutions to maintain appropriate policies, procedures and controls

to detect, prevent and report to the competent authorities on e.g. money laundering and terrorist financing.

The increasing regulatory scrutiny drives the need to continuous change in the various processes, procedures and IT systems. In some situations the applicable laws and regulations, at local and/or at global level, seem to be conflicting with each

other, which imposes a significant

challenge on
banks as part of the implementation of requirements. In addition, the timeline for implementation of those new/changed requirements

is sometimes very short, which is challenging in general, yet especially in IT development. Obviously ING will continuously work on embedding the processes and procedures

reflecting the applicable requirements in our IT systems and data sources, driving a business environment which is compliant by desire and design, and will execute ongoing training and awareness to develop its people to have the right knowledge and skills.

That also accounts for risks deriving from new technologies. As an innovative bank, ING continuously monitors regulatory developments to make risk assessments and define the banks
risk appetite.   Regulations on distributed ledger technology and business developments in this area are as rapid and impactful as the accompanying risks.
5th AML Directive

In addition, the 5th AML Directive will be implemented in the Netherlands. The 5th AML Directive was originally adopted by the EU Council in June 2018, with the aim of addressing means of terrorist financing, increasing transparency to combat money laundering and helping to strengthen the fight against tax avoidance. The most important aspects of the 5th AML Directive
involve the (anti money-laundering) risks relating to the use of virtual currencies, the improvement of information exchange between supervising authorities, and the introduction of beneficial ownership registers for corporate

and other legal entities.

ING expects to revise the KYC policy framework to reflect the requirements of the 5th AML Directive.
Prior to the adoption of the 5th AML Directive, European supervisory authorities (ESAs) had previously issued their final guidelines on risk factors, which came into force in June 2018. These
guidelines promote a common understanding of the risk-based approach to anti-money laundering/combatting terrorist financing (AML/CFT) and set out how it should be applied in the context of the 4th AML Directive. These guidelines are currently in the process of being updated, in
order to support firms’ AML/CFT compliance efforts

and enhance the ability of the EU’s financial
sector to effectively deter and detect

money laundering/terrorist financing. The ESAs

published a
consultation version of the updated guidelines on 5 February 2020. The final updated guidelines are
expected to come into force in the course of 2020. Furthermore, in

September 2017, the ESAs
issued their final guidelines

to prevent the abuse of funds transfers for

terrorist financing and
money laundering purposes. These guidelines came into force in June 2018.
Policy with respect to certain

countries
As a result of frequent evaluation

of all businesses from economic, strategic and risk perspective
ING continues to believe that for business reasons doing business involving certain specified
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

subject to increased scrutiny within ING Bank. Specifically,

ING Bank has controls in place to monitor
transactions related to these accounts. ING Bank may receive loan repayments,

duly authorised by
the relevant competent authorities where prescribed

by applicable laws. For the calendar year
2019, ING Group had revenues

of approximately USD 276.774. ING Group estimates that it had a net profit

of approximately USD 16.599.
Sanctions developments
The Ukraine-/Russia-related sanctions imposed by both the US and the EU remained in force. In
2019 the US added sanctions regarding the Nordstream 2 pipeline.

The US also added sanctions

against Venezuela in 2019, aimed amongst others at assets from the government of Venezuela.

With respect to Cuba, the US lifted in 2019 the suspension

of the private right of action under Title
III of the Helms-Burton Act. This allows former owners of properties expropriated by the Cuban government to bring claims before the U.S. courts against foreign companies alleged to have
“trafficked” with those properties.

In 2020, the US imposed new sanctions on Iran. The EU blocking regulation remained in force.

The
EU revised this regulation in 2018 in response

to the U.S. withdrawal from

the Joint Comprehensive
Plan of Action. The regulation aims to shield EU companies from U.S. sanctions on Iran, in part by prohibiting European companies from

complying with the sanctions the EU considers to be
“extraterritorial”

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

For information on property, plants and equipment, reference is made to Note 9 ‘Property and
equipment’, for information on lease liabilities reference is made to Note 17 ‘Other liabilities’ and for information on investment properties reference

is made to Note 11 ‘ Other assets’ in the
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

A.
Operating

results

Factors affecting results

of operations

ING Group’s results of operations are

affected by demographics, regulations and by a variety of
market conditions, including economic cycles, banking industry cycles and fluctuations in stock
markets, interest and foreign exchange rates,

political developments and client behavior changes.
For further information on regulations reference

is made to “Item 4. Information on the Company –
Regulation and Supervision”. For

further information on other factors that can impact ING Group’s results of operations, ref

erence is made to “Item 3. Key information - Risk Factors” for more factors
that can impact ING Group’s results of operations.
Financial environment

Global economic developments
Being a global financial

services company, ING’s revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we do business. This includes operations in both advanced economies, as well as emerging economies.

Against a backdrop of continuing US-China trade tensions, prolonged uncertainty on Brexit and reduced US fiscal stimulus, global economic growth weakened throughout 2019. The global economic growth rate fell to its lowest

level in a decade.

In addition, the first

months of 2020 were marked by the spread of corona (COVID

-19) virus-linked
infections in and beyond China, negatively affecting

Chinese manufacturing and trade, and posing
the threat of significant disruption to global supply chains,

global manufacturing, travel and
tourism, investment and consumer spending.
Advanced economies
Global economic growth slowed in 2019, with a decline in trade and industrial output as well as a weakening in the services sector.

In the US, economic momentum slowed as the positive effects of
2018’s fiscal stimulus ebbed away and confidence

slipped against the background of increased
trade tariffs. Economic growth in Netherlands, Belgium and Luxembourg remained strong despite
the weak global trade environment and remains

above the eurozone average.

In Germany,
economic growth came to a near standstill during the year due to several factors combined with weak external demand. In Italy, economic growth was minimal as an uncertain fiscal outlook took its toll on domestic demand. Consistent with slowing economic growth, inflation slowed or remained low in major advanced economies.

Deteriorating economic sentiment and expectations about monetary policy easing drove bond yields down in most advanced economies. Yields on 10-year US government bonds fell to the lowest level since July 2016, and the yield on 10-year German government bonds reached a record low of -0.73 percent in August. As a result, sovereign

yield curves were partially inverted
in most
advanced economies.

Both the level of interest rates

and the difference between short and long-term rates (the ‘slope’ of the yield curve) impact our net interest income. Given our geographical footprint, eurozone rate
developments are more

important for us than US ones.

Prospects for weaker economic growth and lower inflation induced both the US Federal Reserve
and the ECB to loosen monetary policy.

The historically low, and even negative, interest rates

in the eurozone make it challenging for banks
to maintain positive income in the form of a margin between traditional saving and lending activities.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Emerging economies
Central banks in some of the main emerging market economies eased policy to pre-empt a further deterioration of economic circumstances. Brazil, India, Korea and Mexico, among others, lowered
their policy rate.

Economic growth in Asia was negatively impacted by the imposition of import tariffs and related uncertainty about global trade. In China, already in the midst of a structural slowdown, economic growth slowed to its lowest rate

in 29 years. To

address this adverse external environment, both
fiscal and monetary stimuli were introduced.

Poland continued to be resilient to slowing growth

in the eurozone and the economic slowdown in
Turkey

found a floor. Falling

inflation and a return of investor confidence

in Turkey contributed to a
general decline in interest rates.
How exchange rates

responded
Exchange rate fluctuations have an influence

on the business of a globally operating bank like ING,
including in the areas of profitability and funding. Several factors in the course of the year contributed to the exchange rate of the euro weakening against the dollar.

These included yields in
the euro area persistently being below those of the US, uncertainty around the possibility of a broadening of the US trade dispute from China to Europe,

and the negative fall-out on economic
activity of a possible no-deal Brexit.

During the year, the British pound’s performance against the euro was erratic, mostly driven by changing market expectations about the possibility

of the UK leaving the EU with or without a
withdrawal agreement.

Brexit factor

Brexit continued to dominate 2019, with the UK finally leaving the

EU on 31 January 2020.

Milestones in the year included British Prime Minister Theresa May making way for Boris Johnson, several extensions to withdrawal

dates, and a snap general election, which the Conservatives won by a landslide in December.

In 2019, the financial

sector, regulators and banks alike put tremendous effort into preparing for all
Brexit scenarios, with the aim of ensuring the resilience of the banking sector even in the face of a no-deal scenario. For banks, the implementation of their contingency planning was a key priority.
On the legislative side, EU and UK regulators took the necessary steps ensuring operational continuity.

ING took several steps to prepare

for Brexit, making various adaptations to ensure a smooth
transition. Following Brexit,

the European Central

Bank (ECB) was set to classify the UK as a non-EU
or third country. As a consequence, ING has made the decision to move a number of EU-related trading operations to a location within the EU. Brussels was chosen due to its existing infrastructure.

The proposed changes by no means dilute the importance of the UK as one of ING’s major
Wholesale Banking hubs. The UK centres of expertise, including Financial Markets, support ING’s clients and its teams in other countries and regions across the globe. The UK team will continue to be an important pillar for ING.
Fluctuations in equity markets

Our banking operations are exposed to fluctuations in equity markets. ING maintains an internationally diversified and mainly

client-related trading portfolio. Accordingly,

market
downturns are likely to lead to declines in securities trading and brokerage activities which we
execute for customers and therefore

to a decline in related commissions and trading results. In
addition to this, ING also maintains equity investments in its own non-trading books. Fluctuations in equity markets may affect the value of these investments.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Fluctuations in interest rates
Our banking operations are exposed to fluctuations in interest rates. Mismatches in the interest re-
pricing and maturity profile of assets and

liabilities in our balance sheet can affect the future
interest earnings and economic value of the bank's underlying banking operations. In addition, changing interest rates may impact the (assumed) behavior of our customers, impacting the interest rate exposure,

interest hedge positions and future interest earnings, solvency and economic value of the bank’s underlying banking operations. In the current low (and in some cases negative) interest rate environment

in the Eurozone, the stability of future

interest earnings and
margin also depends on the ability to actively manage pricing of customer assets and liabilities.
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

Fluctuations
in exchange rates will also impact the value (denominated in euro) of our investments in our non-
euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some
extent by the fact

that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. FX translation risk is managed by taking into account the effect of translation results on the Core Equity Tier 1 ratio (CET1).
Critical Accounting Policies
A number of new or amended standards became applicable for the current reporting period.

ING Group changed its accounting policies in 2019 as a result of adopting IFRS 16 ‘Leases’
The other changes in standards and amendments did not have a significant impact on ING Group’s
accounting policies.
For detailed information regarding

ING’s accounting policies, including changes in accounting
policies, reference is made to Note 1 ‘Accounting Policies’

to the consolidated financial

statements.
Consolidated result

of operations
ING Group’s management evaluates the results of ING Group’s

banking segments using a non-IFRS
financial performance measure called underlying result. To give an overview of the underlying
result measure, we also present

consolidated underlying result before tax and underlying net result. Underlying figures are derived from figures determined in accordance with IFRS-IASB by excluding the impact of special items, adjustment of the EU ‘IAS 39 carve-out’ and Insurance Other.
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result,

see Note 34 ‘Segments’ in the
consolidated financial statements.

Group Overview

The following table sets forth the consolidated results of ING Group in accordance with IFRS-IASB for
the years ended 31 December 2019, 2018 and 2017:

IFRS-IASB Consolidated Income

Statement

Amounts in millions of euros 2019 2018 2017
Continuing operations
Interest income 28,163 28,129 43,890
Interest expense 14,353 14,169 30,243
Net interest income 13,811 13,960 13,647
Net fee and commission income 2,868 2,798 2,710
Investment and Other income 446 1,566 2,233
Total

income
17,125 18,324 18,590
Operating expenses 10,353 10,682 9,829
Addition to loan loss provisions 1,120 656 676
Total

expenditure
11,472 11,338 10,505
Result before tax 5,653 6,986 8,085
Taxation 1,652 2,116 2,539
Net result from continuing operations 4,001 4,869 5,546
Non-controlling interests

from continuing operations
99 108 82
Net result IFRS-IASB 3,903 4,761 5,464

Reconciliation from IFRS-IASB to ING Group’s underlying results
Amounts in millions of euros 2019 2018 2017
Net result IFRS-IASB 3,903 4,761 5,464
-/- Special items

1
-775 0
-/- Adjustment of the EU 'IAS 39 carve-out' -878 58 559
-/- Insurance Other 90 -52
Underlying net result 4,781 5,389 4,957

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

71

1.

Special items: settlement agreement with the Dutch authorities on regulatory issues as announced on 4
September 2018 (EUR -775 million, 2018); tax charge of EUR 121 million at ING Australia

Holdings Ltd related to
the years 2013-2017, for which a full reimbursement is expected to be received from NN Group (impact on net
result EUR 0 million, 2017).

Year

ended 31 December 2019 compared to year ended 31 December 2018

In 2019, ING showed solid commercial performance despite the challenging rate environment, geopolitical uncertainties and demanding regulatory environment. However, the net result declined
18.0% to EUR 3,903 million in 2019 from EUR 4,761 million in 2018, which has been negatively affected by the EUR 775 million settlement agreement with the Dutch authorities on regulatory
issues that was recorded as a special item. The net result

in 2019 also included EUR 878 million
drop in fair value changes on derivatives related

to asset-liability-management activities (including
a negative impact under interest income of ending some hedge relationships), with the EU carve-
out version of IAS 39 applied. In 2019, there were no results from Insurance Other as ING sold its
last warrants related to its previous

Insurance activities in November 2018. The net result in 2018 included EUR 90 million from Insurance Other, reflecting the net result on the warrants on Voya
Financial and NN Group shares.

Underlying net result for 2019 was EUR 4,781 million, a decrease of 11.3% from EUR 5,389 million in
2018. Underlying net result is derived from total net result by excluding the impact from special
items and adjustment of the EU ‘IAS 39’ carve-out

and Insurance Other.

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

Underlying net result for 2018 was EUR 5,389 million, an increase of 8.7% from EUR 4,957 million in
2017. Underlying net result is derived from total net result by excluding the impact of special items,
adjustment of the ‘EU IAS 39 carve-out’ and Insurance Other.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Segment Reporting
ING Group evaluates the resul

ts of its banking segments using a non-IFRS financial

performance
measure called underlying result. Underlying result

is derived from result determined in
accordance with IFRS-IASB by excluding the impact of special items, adjustment of the ‘EU IAS 39 carve-out’ and Insurance Other.

Because underlying result is not determined in accordance with IFRS-IASB, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported
in the IFRS-IASB Consolidated

profit or loss account.

The published 2019 Annual Accounts of ING Group includes financial information in accordance
with International Financial Reporting Standards

as adopted by the European Union (IFRS-EU). The
segment reporting in the annual report on Form 20-F has been prepared in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards
Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale segment, and in the geographical segments the Netherlands, Belgium, Germany and Other Challengers. Reference is
made to Note 1 ‘Accounting Policies’ for a reconciliation between IFRS-EU and IFRS-IASB.

The information presented in this section is in line with the information presented to the Executive
Board and Management Board Banking.

For further information on underlying result for the Banking activities, as well as the reconciliation of our segment underlying result before tax to our net result,

see Note 34 ‘Segments’ in the
consolidated financial statements.

ING Group’s segments are based on the internal reporting structures. The following table specifies the segments by line of business and the main sources of income of each of the segments:
Retail Netherlands (Market Leaders)
Income from retail and private banking activities in the Netherlands, including the SME and mid-
corporate segments and the Real Estate Finance

portfolio related to Dutch domestic mid-
corporates.

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

Wholesale Banking
Income from wholesale banking activities. The main products are: lending, debt capital markets, working capital solutions, export finance,

daily banking solutions, treasury and risk solutions, and
corporate finance.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’ in the consolidated financial

statements. Transfer

prices for inter-segment transactions are
set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office

personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

As of 1 January 2019, the Real Estate Finance portfolio related to Dutch domestic mid-corporates, which was included under Wholesale Banking, has been transferred to Retail Netherlands in order to define clearer roles and responsibilities. The presentation of previously reported underlying profit and loss amounts has been adjusted to reflect this

change.

Corporate Line Banking
In addition to these segments, ING Group reconciles the total segment results to the total result of
Banking using Corporate Line Banking. The Corporate

Line Banking is a reflection of capital
management activities and certain income and expense items that are not allocated to the
banking businesses, including a higher VAT

refund in 2019 as well as a EUR 119 million gain from
the release of a currency translation reserve

following the sale of ING’s stake in Kotak Mahindra
Bank and the recognition of a EUR 79 million receivable related to the insolvency of a financial
institution (both recorded under income). Furthermore,

the Corporate Line Banking includes the
isolated legacy costs (mainly negative interest results) caused by the replacement of short-term
funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to create

a comparable basis for the results of business
units globally, irrespective of the business units’ book equity and the currency they operate in.

Banking Operations
The following table sets forth the contribution of ING’s banking business lines and the corporate line banking to the underlying net result for each of the years 2019, 2018 and 2017.

1 January to 31 December 2019
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Banking
Total
Underlying income:

- Net interest income
3,541 1,907 1,579 2,787 3,794 470 14,079

- Net fee and commission income
674 374 268 423 1,135 -6 2,868

- Total investment

and other income
290 161 138 298 369 103 1,360
Total underlying

income
4,505 2,442 1,985 3,509 5,298 568 18,306
Underlying expenditure:

- Underlying operating expenses
2,210 1,609 1,080 2,210 2,937 307 10,353

- Additions to loan loss provision
91 186 -53 364 532 0 1,120
Total underlying

expenditure
2,301 1,794 1,027 2,574 3,469 307 11,472
Underlying result before taxation 2,204 647 957 935 1,830 261 6,834
Taxation 558 192 328 234 464 179 1,955
Non-controlling interests 0 0 3 82 14 0 99
Underlying net result 1,646 455 627 619 1,352 82 4,781
Special items
Adjustment of the EU 'IAS 39 carve-out' -878 -878
Net result Banking 1,646 455 627 619 474 82 3,903
Net result Insurance

Other
Net result from continuing operations 3,903
Net result IFRS-IASB 3,903

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1 January to 31 December 2018
Amounts in millions of euros
Retail
Banking
Netherlands
1
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking 1
Corporate
Line
Banking
Total
Underlying income:

- Net interest income
3,749 1,830 1,671 2,690 3,686 290 13,916

- Net fee and commission income
664 371 225 395 1,152 –4 2,803

- Total investment

and other income
335 169 76 230 673 –113 1,369
Total underlying

income
4,747 2,369 1,972 3,315 5,510 173 18,088
Underlying expenditure:

- Underlying operating expenses
2,220 1,610 1,027 2,033 2,771 247 9,907

- Additions to loan loss provision
–41 164 –27 350 210 –1 656
Total underlying

expenditure
2,179 1,774 1,000 2,383 2,981 246 10,563
Underlying result before taxation 2,568 595 972 932 2,529 –72 7,524
Taxation 626 199 324 200 633 47 2,028
Non-controlling interests 0 6 3 80 19 0 108
Underlying net result 1,942 390 646 652 1,877 –119 5,389
Special items –775 –775
Adjustment of the EU 'IAS 39 carve-out' 58 58
Net result Banking 1,942 390 646 652 1,935 –894 4,672
Net result Insurance

Other
90
Net result from continuing operations
4,761
Net result IFRS-IASB
4,761

1

In 2019, the Dutch domestic midcorporates real

estate finance portfolio transferred from Wholesale Banking to
Retail Banking Netherlands. Comparative

figures have been adjusted.

1 January to 31 December 2017
Amounts in millions of euros
Retail
Banking
Netherlands
Retail
Banking
Belgium
Retail
Banking
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Banking
Total
Underlying income:

- Net interest income
3,866 1,842 1,704 2,437 3,639 226 13,714

- Net fee and commission income
607 408 215 384 1,102 –3 2,714

- Total investment

and other income
256 224 –28 207 919 –301 1,277
Total underlying

income
4,730 2,473 1,891 3,028 5,660 –78 17,704
Underlying expenditure:

- Underlying operating expenses
2,260 1,584 1,032 1,919 2,744 290 9,829

- Additions to loan loss provision
15 104 –10 284 282 1 676
Total underlying

expenditure
2,275 1,688 1,022 2,203 3,026 291 10,505
Underlying result before taxatio

n
2,455 785 869 825 2,634 –369 7,199
Taxation 615 296 241 188 832 –13 2,160
Non-controlling interests 0 –2 2 67 15 0 82
Underlying net result 1,839 491 625 569 1,788 –356 4,957
Special items 0 0
Adjustment of the EU 'IAS 39 carve-out' 559 559
Net result Banking 1,839 491 625 569 2,347 –356 5,516
Net result Insurance

Other
–52
Net result from continuing operations
5,464
Net result IFRS-IASB 5,464

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Year

ended 31 December 2019 compared to year ended 31 December 2018

In 2019, ING’s banking operations showed solid commercial performance despite the challenging rate environment, geopolitical uncertainties and demanding regulatory environment.

The net
result Banking (including the impact of special items and adjustment of the EU ‘IAS 39 carve-out’)
declined 16.5% to EUR 3,903 million in 2019 from EUR 4,672 million in 2018, which has been negatively affected by the EUR 775 million settlement

agreement with the Dutch authorities on
regulatory issues that was recorded

as a special item. The net result was affected by a EUR 936
million negative swing in net contribution of fair value changes on derivatives related to asset-
liability-management activities for the mortgage and savings portfolios in the Benelux, Germany,
France

and Czech Republic. These fair value changes are mainly caused by changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.

The underlying net result dropped 11.3% to EUR 4,781 million from EUR 5,389 million. This was in part due to an increased underlying effective tax rate of 28.6% from 27.0% in 2018, mainly reflecting higher non-deductible

costs, including the cancellation of tax deductibility of interest expenses on additional Tier 1 instruments in the Netherlands as from 2019. Underlying net result is
derived from total net result

by excluding the impact from special items and adjustment of the EU
‘IAS 39’ carve-out.

The underlying result before tax

declined 9.2% to EUR 6,834 million in 2019 from EUR 7,524 million in 2018, primarily due to increased operating expenses and higher risk costs. Commercial momentum remained solid, albeit at a slower pace than previous year.

ING grew net core lending
(adjusted for currency impacts, and excluding Treasury

and

the run-off portfolios) by EUR 17.2
billion, or 2.9%, and net customer deposits rose by EUR 23.4 billion in 2019. The global retail customer base grew to 38.8 million at year-end, and the number of primary customers rose during the year by 0.8 million to 13.3 million.

The underlying income increased 1.2% to EUR 18,306 million from EUR 18,088 million in 2018, driven by Corporate Line (predominantly one-offs) and Retail Banking, while income in Wholesale
Banking (mainly in Financial Markets and Lending) declined. Net interest income rose 1.2% to EUR
14,079 million. The increase was driven by higher interest results on customer lending mainly
supported by volume growth, partly offset by lower margins on savings and current accounts. The total lending margin was slightly up compared with 2018, as the impact of improved interest margins on mortgages was largely offset by lower margins on other customer lending. ING’s overall net interest margin remained

at 1.54% in 2019.

Net fee and commission income rose 2.3% to EUR 2,868 million. The increase was driven by Retail
Banking with increases in most countries, partly offset by a small decline in Wholesale

Banking.
Investment and other income slightly decreased to EUR 1,360 million from EUR 1,369 million in
2018, with a decline in Wholesale Banking, mainly due to negative valuation adjustments in
Financial Markets, and some one-offs. The decline was largely offset by increases in Retail Banking
and Corporate Line. The latter was supported by a EUR 119 million gain from the release of a
currency translation reserve

following the sale of ING’s stake in Kotak Mahindra Bank and the recognition of a EUR 79 million receivable related

to the insolvency of a financial institution.

Underlying operating expenses increased 4.5% to EUR 10,353 million from EUR 9,907 million in
2018. The increase was visible in all segments, except for Retail Netherlands and Retail Belgium.
Regulatory expenses rose to EUR 1,021 million from EUR 947 million in previous year.

Excluding
regulatory costs, expenses were

up 4.2%, mainly due to higher KYC-related costs, increased staff costs and continued investments in business growth, partly offset by costs savings and one-offs
(including a higher VAT

refund, recorded

in Corporate Line). The cost/income ratio was 56.6%
versus 54.8% in 2018.

The net addition to the provision for loan losses rose to EUR 1,120 million from EUR 656 million in
2018. This increase was mainly caused by a number of large individual files in Wholesale Banking and higher, but still relatively low risk costs in Retail Netherlands. Risk costs rose to 18 basis points of average customer lending in 2019, remaining below ING Bank’s through-the-cycle average of
approximately 25 basis points, compared with 11 basis points of average customer lending in 2018.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

NN Group. Although the bottom-line impact for ING was nil, it affected both the tax and 'other income' lines. The

result was negatively affected by a EUR 501
million lower net contribution of fair value changes on derivatives related to asset-liability-
management activities for the mortgage and savings

portfolios in the Benelux, Germany and Czech
Republic. These fair value changes are mainly caused by changes in market interest rates.

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

in
2018. ING grew net core lending (adjusted for currency

impacts, and excluding Bank Treasury and
the run-off portfolios) by EUR 36.6 billion,

or 6.4%, and net customer deposits rose by EUR 19.3
billion in 2018. The global retail customer base grew by one million customers to reach 38.4 million over the year, and the number of primary customers rose by 1.1 million to 12.5 million.

Total

underlying income increased 2.2% to EUR 18,088 million from EUR 17,704 million in 2017. Net interest income rose 1.5% to EUR 13,916 million, due to an increase of the average balance sheet
total, partly offset by a narrowing of the net interest margin to 1.53% from 1.54% in 2017. The increase of the average balance sheet was mainly driven by the continued growth in net core
lending and customer deposits. The interest result on customer lending activities increased driven by higher volumes at stable margins. The interest result on customer deposits slightly declined, as the impact of volume growth was more than offset by margin pressure on current accounts (due to
lower reinvestment yields); the interest

margin on savings stabilized, mainly due to a further
lowering of client savings rates in several

countries. Net interest income was furthermore
negatively affected by a decline in the volatile interest results of Financial Markets. Net fee and commission income rose 3.3% to EUR 2,803 million. The increase was mainly in Wholesale Banking
(supported by the inclusion of Payvision as from the second quarter of 2018) and most of the Retail
Banking countries, except for Belgium and Turkey. Investment and other income rose to EUR 1,369
million from EUR 1,277 million in 2017, mainly caused by higher valuation results and net trading income, including improved hedge ineffectiveness results, and one-off results. The increase was primarily visible in Retail Banking (excluding Belgium) and the Corporate Line. In Wholesale Banking,
investment and other income declined, mainly due to a loss recorded on the intended sale of an
Italian lease run-off portfolio in 2018, while

2017 included a gain on the sale of an equity stake in
the real estate run-off portfolio.

Underlying operating expenses increased 0.8% to EUR 9,907 million from EUR 9,829 million in 2017.
In 2018, expenses included EUR 947 million of regulatory expenses up from EUR 901 million in the previous year.

Excluding regulatory costs, expenses were up

0.4%, as higher costs for strategic
projects and to support business growth, were larg

ely offset by lower performance-related
expenses and strict cost management. The underlying cost/income ratio improved

to 54.8% from
55.5% in 2017.

The net addition to the provision for loan losses declined 3.0% to EUR 656 million from EUR 676 million in 2017. Risk costs were 11 basis points of average customer lending compared with 12 basis points in 2017.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

RETAIL NETHERLANDS
Amounts in millions of euros
2019 2018 1 2017
Underlying income:
Net interest income 3,541 3,749 3,866
Net fee and commission income 674 664 607
Investment income and other income 290 335 256
Total

underlying income
4,505 4,747 4,730
Underlying expenditure:
Underlying operating expenses 2,210 2,220 2,260
Additions to the provision for loan losses 91 –41 15
Total

underlying expenditure
2,301 2,179 2,275
Underlying result before tax 2,204 2,568 2,455
Taxation 558 626 615
Non-controlling interests 0 0 0
Underlying net result 1,646 1,942 1,839
Net result 1,646 1,942 1,839

1

As from 2019, Retail Netherlands includes the real estate finance portfolio to Dutch domestic mid-corporates. This portfolio
was transferred from Wholesale Banking to Retail Netherlands in order to define clearer roles and responsibilities. All comparative figures have been adjusted.

Year

ended 31 December 2019 compared to year ended 31 December 2018

Both net result and underlying net result of Retail Netherlands decreased by EUR 296 million, or
15.2%, to EUR 1,646 million in 2019 from EUR 1,942 million in 2018. There were no special items in
2019 and 2018.

The underlying result before tax

of Retail Netherlands decreased 14.2% to EUR 2,204 million from
EUR 2,568 million in 2018. This was mainly due to lower income, mainly reflecting lower margins on customer deposits and lower revenues from

Treasury,

combined with higher risk costs. Operating
expenses declined slightly.

Underlying income fell 5.1% to EUR 4,505 million from EUR 4,747 million previous year.

The interest
result was 5.5% lower, reflecting margin pressure

on savings and current accounts due to lower re-
investment yields and lower revenues from

Treasury.

This was partly compensated by improved
margins on mortgages. Net core lending (excluding the WUB run-off portfolio and Treasury-related products) grew by EUR 2.0 billion in 2019, equally divided over mortgages and other lending. Net growth in customer deposits (excluding Treasury)

was EUR 8.4 billion in 2019. Net fee and
commission income rose by EUR 10 million, or 1.5%, primarily due to higher daily banking fees.
Investment and other income declined by EUR 45 million, mainly attributable to lower results from financial markets-related products.

Underlying operating expenses declined 0.5% on 2018, this was mainly due to lower regulatory costs, benefits from the ongoing cost-saving initiatives and some positive one-offs,

partly offset by
increased salaries as well as higher KYC and IT-related

expenses.

Risk costs in 2019 increased to a relatively low EUR 91 million, or 6 basis points of average customer lending, partly caused by a change in the house price index that is used for Dutch mortgages.

This
compared

with a net release of EUR 41 million 2018, which included releases in both mortgages and business lending.

Year

ended 31 December 2018 compared to year ended 31 December 2017

Both net result and underlying net result of Retail Netherlands increased by EUR 103 million, or
5.6%, to EUR 1,942 million in 2018 from EUR 1,839 million in 2017. There were no special items in
2018 and 2017.

The underlying result before tax

of Retail Netherlands rose 4.6% to EUR 2,568 million from EUR
2,455 million in 2017. This was mainly due to lower risk costs and benefits from the ongoing cost-
saving programmes.

Underlying income rose 0.4% to EUR 4,747 million. The interest result was 3.0% lower, mainly caused by margin pressure

on savings and current accounts, and a decline in the average lending

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

volumes, partly offset by higher margins on mortgages. Net core lending (excluding the WUB run-
off portfolio and Bank Treasury-related products)

grew by EUR 1.5 billion as from 1 January 2018,
of which EUR 0.8 billion in mortgages and EUR 0.7 billion in other lending. Net growth in customer deposits (excluding Bank Treasury)

was EUR 3.5 billion in 2018. Net fee and commission income
rose by EUR 57 million, or 9.4%, primarily due to higher daily banking fees. Investment and other income rose by EUR 79 million, mainly attributable to higher allocated Bank Treasury revenues.

Underlying operating expenses declined 1.8% on 2017, mainly driven by the benefits from the
ongoing cost-saving initiatives and lower expenses for legal claims.

Risk costs turned to a net release of EUR 41 million, or -3 basis points of average customer lending, from a net addition of EUR 15 million in 2017, reflecting the continued positive macroeconomic conditions in the Netherlands.

RETAIL BELGIUM
Amounts in millions of euros
2019 2018 2017
Underlying income:
Net interest income 1,907 1,830 1,842
Net fee and commission income 374 371 408
Investment income and other income 161 169 224
Total

underlying income
2,442 2,369 2,473
Underlying expenditure:
Underlying operating expenses 1,609 1,610 1,584
Additions to the provision for loan losses 186 164 104
Total

underlying expenditure
1,794 1,774 1,688
Underlying result before tax 647 595 785
Taxation 192 199 296
Non-controlling interests 0 6 –2
Underlying net result 455 390 491
Net result 455 390 491

Year

ended 31 December 2019 compared to year ended 31 December 2018

Both net result and underlying net result of Retail

Belgium (including ING in Luxembourg) increased
by EUR 65 million, or 16.7%, to EUR 455 million in 2019 from EUR 390 million in 2018. There were no special items in 2019 and 2018.

The underlying result before tax

of Retail Belgium rose 8.7% to EUR 647 million in 2019, compared with EUR 595 million in 2018. The increase reflects higher income and stable expenses, only partly
offset by an increase in risk costs.

Underlying income increased to EUR 2,442 million from EUR 2,369 million in 2018. The interest result was 4.2% up to EUR 1,907 million, mainly due to volume growth, increased margins on
mortgages, and supported by higher net interest income from Treasury

-related products. This was
in part offset by lower net interest income from savings and current accounts, reflecting the low interest rate environment,

and some margin pressure on non-mortgage lending. The net growth in customer lending (excluding Treasury)

was EUR 3.3 billion, of which EUR 1.2 billion was in residential mortgages and EUR 2.1 billion in other lending. The net inflow in customer deposits (excluding
Treasury)

was EUR 4.1 billion in 2019. Net fee and commission income increased 0.8% to EUR 374 million. Investment and other income was EUR 8 million lower, mainly due to lower Trea sury-
related revenues.

Operating expenses declined 0.1% to EUR 1,609 million, mainly due to lower staff-related expenses stemming from the transformation programmes,

partly offset by higher regulatory costs and KYC-
related expenses.

Risk costs increased by EUR 22 million to EUR

186 million, or 21 basis points of average customer
lending, from EUR 164 million, or 19 basis points, in 2018. The increase was mainly caused by additional provisioning on individual mid-corporates files and higher collective provisions for consumer lending.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

164 million, or 19
basis points of average customer lending, from EUR 104 million, or 13 basis points of average customer lending, in 2017. The increase was primarily in business lending.

RETAIL GERMANY
Amounts in millions of euros
2019 2018 2017
Underlying income:
Net interest income 1,579 1,671 1,704
Net fee and commission income 268 225 215
Investment income and other income 138 76 –28
Total

underlying income
1,985 1,972 1,891
Underlying expenditure:
Underlying operating expenses 1,080 1,027 1,032
Additions to the provision for loan losses –53 –27 –10
Total

underlying expenditure
1,027 1,000 1,022
Underlying result before tax 957 972 869
Taxation 328 324 241
Non-controlling interests 3 3 2
Underlying net result 627 646 625
Net result 627 646 625

Year

ended 31 December 2019 compared to year ended 31 December 2018

Both net result and underlying net result of Retail

Germany (including ING in Austria) decreased by
EUR 19 million, or 2.9%, to EUR 627 million in 2019 from EUR 646 million in 2018. There were no special items in 2019 and 2018.

The underlying result before tax

declined 1.5% to EUR 957 million, compared with EUR 972 million in 2018, mainly due to higher expenses, partly offset

by slightly increased income and a higher net
release in risk costs.

Underlying income increased 0.7% to EUR 1,985 million in 2019 from EUR 1,972 million a year ago.
Net interest income declined 5.5%, mainly due to lower Treasury

-related interest results

(with a
partial offset in other income). Excluding Treasury, net interest income rose marginally, mainly
reflecting volume growth in most products and improved margins on mortgages, offset by lower

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

interest results on savings and deposits due to margin pressure.

The net growth in core lending
(excluding Treasury)

was EUR 3.0 billion in 2019, of which EUR 2.4 billion in mortgages and EUR 0.6 billion in consumer lending. Net inflow

in customer deposits (excluding Treasury)

was EUR 0.8
billion. Net fee and commission income rose 19.1% to EUR 268 million, due to higher fees on mortgages and daily banking. Investment and other income rose by EUR 62 million to EUR 138 million, largely due to the aforementioned accounting asymmetry in Treasury revenues.

Operating expenses rose 5.2% to EUR 1,080 million from EUR 1,027 million in 2018. The increase was mainly due to a restructuring provision related to the completion of ING’s Agile transformation in Germany, higher KYC-related expenses, investments to accelerate the acquisition of primary
customers, and the launch of Interhyp in Austria.

Risk costs were EUR -53 million, or -6 basis points of average customer lending, compared with EUR
-27 million in 2018. The net release in 2019 mainly related to model updates for mortgages, while the net release in 2018 included a significant release in the consumer lending portfolio.

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
Net interest income declined 1.9% reflecting margin compression on mortgages and current accounts, and lower Bank Treasury

-related interest income.

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

RETAIL OTHER
Amounts in millions of euros 2019 2018 2017
Underlying income:
Net interest income 2,787 2,690 2,437
Net fee and commission income 423 395 384
Investment income and other income 298 230 207
Total

underlying income
3,509 3,315 3,028
Underlying expenditure:
Underlying operating expenses 2,210 2,033 1,919
Additions to the provision for loan losses 364 350 284
Total

underlying expenditure
2,574 2,383 2,203
Underlying result before tax 935 932 825
Taxation 234 200 188
Non-controlling interests 82 80 67
Underlying net result 619 652 569
Net result 619 652 569

Year

ended 31 December 2019 compared to year ended 31 December 2018

Retail Other consists of the Other Challengers & Growth Markets, including the bank stakes in Asia.
Both net result and underlying net result of Retail Other decreased by EUR 33 million, or 5.1%, to

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

EUR 619 million in 2019 from EUR 652 million in 2018. There were no special items in 2019 and
2018.

Retail Other’s underlying result before tax

increased 0.3% to EUR 935 million in 2019, from EUR 932
million in 2018. This was mainly due to higher income, partly offset by increased expenses and
higher risk costs.

Total

underlying income rose by EUR 194 million, or 5.9%, to EUR 3,509 million. This increase was driven by strong results across

most of the countries, whereas 2018 included a higher profit from
ING Bank’s stake in TMB due to one-offs. Net interest income rose 3.6% to EUR 2,787 million, reflecting volume growth in lending and customer deposits, and a stable total interest margin. This increase was offset by accounting asymmetry in Treasury with an offset in other income. The net
production in customer lending (excluding currency effects and Treasury) was EUR 7.8 billion, with increases mainly in Spain, Poland and Australia, while Turkey and Italy declined. Net customer
deposits grew by EUR 6.9 billion in 2019, with the largest increases in Poland, Spain and Australia.
Net commission and fee income increased 7.1% to EUR 423 million driven by increases in most countries, but declined in Spain and Turkey. Investment and other income rose by EUR 68 million,
mainly due to the aforementioned accounting asymmetry in Treasury and a higher dividend from
Bank of Beijing, partly offset

by a lower profit from TMB.

Operating expenses increased by EUR 177 million, or 8.7%, to EUR 2,210 million. This increase was in addition to higher regulatory costs and legal provisions, mainly due to higher expenses to support business growth and the implementation of bank-wide regulatory programmes, including
KYC.

Risk costs were EUR 364 million, or 38 basis points of average customer lending, compared with
EUR 350 million, or 40 basis points, in 2018. The increase was mainly attributable to higher risk costs in Spain and Poland, while risk costs in Turkey and Italy declined.

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
higher risk costs.

Total

underlying income rose by EUR 287 million, or 9.5%, to EUR 3,315 million. This increase was driven by continued strong commercial results

across most countries, reflecting customer growth
and higher volumes. Net interest income rose 10.4% to EUR 2,690 million, reflecting sustainable growth in lending and customer deposits volumes and an improved total interest margin. The net
production (excluding currency effects and Bank Treasury) in customer lending was EUR 9.6 billion, of which EUR 6.4 billion was in mortgages and EUR 3.2 billion in other lending (mainly consumer loans). Net customer deposits grew by EUR 8.6 billion in 2018. Net fee and commission income rose
2.9% driven by increases in most countries, partly offset by a decline in Turkey. Investment and other income increased by EUR 23 million, mainly due to a higher dividend from Bank of Beijing and a higher profit contribution from ING Bank’s 25% stake in TMB (which was mainly driven by one-
offs), while previous year included a gain on the sale of MasterCard shares in Turkey.

Operating expenses increased by EUR 114 million, or 5.9%, to EUR 2,033 million. This increase was, next to higher regulatory costs, mainly due to higher staff expenses in most counties to support commercial growth and higher investment

s

in strategic projects. Risk costs were

EUR

350 million,
or 40 basis points of average customer lending, compared with EUR 284 million, or 34 basis points, in 2017. The increase was mainly attributable to higher risk costs in Italy, Romania and Poland, while risk costs in Turkey remained

on the same high level as in 2017.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

WHOLESALE BANKING
Amounts in millions of euros
2019 2018 1 2017
Underlying income:
Net interest income 3,794 3,686 3,639
Net fee and commission income 1,135 1,152 1,102
Investment income and other income 369 673 919
Total

underlying income
5,298 5,510 5,660
Underlying expenditure:
Underlying operating expenses 2,937 2,771 2,744
Additions to the provision for loan losses 532 210 282
Total

underlying expenditure
3,469 2,981 3,026
Underlying result before tax 1,830 2,529 2,634
Taxation 464 633 832
Non-controlling interests 14 19 15
Underlying net result 1,352 1,877 1,788
Adjustment of the EU 'IAS 39 carve-out' –878 58 559
Net result 474 1,935 2,347

1

In 2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail
Banking Netherlands. Comparative figures have been adjusted.

Year

ended 31 December 2019 compared to year ended 31 December 2018

The net result of Wholesale Banking declined to EUR 474 million in 2019 compared with EUR 1,935 million in 2018. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, turned to a loss of EUR 878 million in 2019, from EUR 58 million in 2018, due to fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany, France and Czech Republic. These fair value changes are mainly a result
of changes in market interest rates.

No hedge accounting is applied to these derivatives under IFRS-
IASB. The underlying net result, which excludes the adjustment of the EU ‘IAS 39 carve-out’, declined to EUR 1,352 million from EUR 1,877 million in 2018. There were no special items in 2018 and 2017.
The full-year 2019 results for Wholesale Banking show that conditions were challenging in our markets. The underlying result before tax dropped 27.6% to EUR 1,830 million, down from EUR
2,529 million in 2018. The decline reflects

elevated risk costs (compared with a relatively

low level a
year ago), lower revenues in mainly Financial Markets and Lending,

as well as higher expenses.

Lending posted an underlying result before

tax of EUR 1,597 million, down 20.4% compared with
2018. The decline reflects lower income combined with higher expenses (including increased regulatory costs and KYC-related

expenses) and higher risk costs due to a number of large
individual files. Despite higher

average volumes, Lending

income declined, mainly due to some
pressure on margins and the EUR 66 million gain related

to an equity-linked bond in Belgium
recorded in 2018. The underlying result

before tax from Daily Banking & Trade

Finance declined
24.3% to EUR 476 million from EUR 629 million in 2018. A modest increase in income, reflecting improved margins

at lower average volumes, could

not compensate for higher expenses and
elevated risk costs. The increased expenses reflect higher regulatory costs and KYC-related expenses as well as investments in Payvision and regulatory changes (including PSD2). Risk costs in
2019 included a sizeable provision for a suspected external fraud case.

Financial Markets recorded an underlying result

before tax of EUR -121 million, compared with EUR
-36 million in 2018. The drop was predominantly due to lower income, which was impacted by EUR
228 million of negative valuation adjustments versus EUR -1 million in 2018, in part offset by lower
expenses on the back of ongoing cost efficiency

measures. Excluding valuation adjustments, pre-
tax result rose by EUR 142 million compared

with 2018, driven by higher client income. The
underlying result before tax of Treasury

& Other was EUR -123 million compared with EUR -70
million in 2018. This decline was mainly due to lower results from Treas ury-related activities and
Corporate Investments, whereas

the result of the run-off businesses improved after the EUR 123 million loss on the intended sale of an Italian Lease run-off portfolio recorded in 2018. Expenses increased mainly due to investments in KYC enhancement and innovation, while 2018 included a release from a legal provision.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Total

underlying income of Wholesale Banking fell 3.8% to EUR 5,298 million compared with 2018, mainly reflecting lower revenues in Financial Markets, Lending and Tr easury-related revenues,
while 2018 included the aforementioned loss on the intended sale of an Italian lease run-off portfolio. In 2019, the net core lending book (adjusted for currency impacts and excluding Treasury and the Lease run-off portfolio) grew by EUR 1.1 billion. The inflow in net customer deposits
(excluding currency impacts and Treasury)

was EUR 3.1 billion. Net interest income increased 2.9%,
mainly driven by volume growth in Lending

at lower margins and higher interest results

in Daily
Banking & Trade

Finance, especially in Bank Mendes Gans and Payments & Cash Management. Net
fee and commission income declined 1.5%. Investment and other income fell by EUR 304 million, mainly due to lower valuation results in Financial Markets, while previous year included a gain on a bond transaction in Belgium and a loss on the intended sale of an Italian lease run-off portfolio.

Underlying operating expenses rose 6.0% to EUR 2,937 million, in part due to higher regulatory costs. Excluding regulatory costs, expenses rose

4.7%, mainly attributable to higher KYC, IT and
staff-related expenses, partly offset

by continued cost-efficiency

savings. The underlying
cost/income ratio increased to 55.4%, from 50.3% in 2017.

Risk costs increased to EUR 532 million, or 29 basis points of average customer lending, from a relatively low EUR 210 million, or 12 basis points of average customer lending, in previous year.

The
increase was mainly attributable to a number of large individual files, including a sizeable provision for a suspected external fraud case.

Year

ended 31 December 2018 compared to year ended 31 December 2017
The net result of Wholesale Banking declined to EUR 1,935 million in 2018 compared with EUR
2,347 million in 2017. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result, decreased to EUR 58 million in 2018, from EUR 559 million in 2017, due to fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-
IASB. The underlying net result, which excludes the adjustment of the EU ‘IAS 39 carve-out’, rose to
EUR 1,877 million from EUR 1,788 million in 2017. This increase was primarily due to a lower effective tax rate supported by the impact of the corporate tax reforms in Belgium and the US.
There were no special items in 2018 and 2017.

The underlying result before tax was EUR 2,529 million, down 4.0% from

2017, as higher results in
Daily Banking & Trade

Finance as well as Lending were

more than offset by lower results in
Financial Markets and Treasury

& Other.

Lending posted an underlying result before

tax of EUR 2,006 million, up 2.0% compared with 2017.
Higher income, mainly due to improved margi

ns and a EUR 66 million gain related to an equity-
linked bond in Belgium in 2018, was largely offset by increased expenses (in part due to higher regulatory costs) and higher risk costs. The underlying result before tax from Daily Banking & Trade
Finance rose to EUR 629 million from EUR 542 million in 2017. Higher income, supported by volume growth and the inclusion of Payvision as from the second quarter of 2018, more than outpaced a slight increase in expenses (due to payment innovation initiatives and higher regulatory costs, largely

offset by strict cost control), whereas risk costs remained low.

Financial Markets recorded an underlying result

before tax of EUR -36 million compared with EUR
68 million in 2017. The drop in result was caused by lower

income, which was impacted by lower
client activity and challenging global market conditions, partly offset by a modest decline in
expenses. The underlying result before tax of Treasury

& Other fell to a loss of EUR 70 million
compared with a gain of EUR 58 million in 2017. This was mainly due to lower results in the run-off businesses (including a EUR 123 million loss recorded in the fourth quarter of 2018 on the intended sale of an Italian lease run-off portfolio,

while 2017 included a EUR 97 million gain on the sale of an
equity stake in the real estate run-off portfolio), partly offset by lower expenses for litigation issues.

Total

underlying income of Wholesale Banking fell 2.7% to EUR 5,510 million compared with 2017, mainly reflecting lower revenues in Financial Markets and the loss on the intended sale of an Italian lease run-off portfolio. Wholesale Banking’s net core lending book (adjusted for currency impacts, and excluding Bank Treasury

and the Lease run-off portfolio) grew by EUR 14.9 billion in 2018. Net

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

customer deposits (excluding currency impacts and Bank Treasury)

shrank by EUR 0.8 billion. The
interest result rose

1.3% on 2017, whereas net fee and commission income increased 4.5%
(supported by the inclusion of Payvision). Investment and other income fell by EUR 246 million; this was almost fully attributable to the aforementioned one-off results in the lease and real estate run-off businesses.

Underlying operating expenses increased 1.0% to EUR 2,771 million due to higher regulatory costs.
Expenses excluding regulatory costs were

0.4% lower, mainly reflecting lower performance-related
expenses and strict cost control, and despite the inclusion of Payvision. The underlying cost/income ratio increased to 50.3% from

48.5% in 2017. Risk costs declined to EUR 210 million, or 12 basis points of average customer lending, from EUR 282 million, or 18 basis points in 2017. The relatively low risk costs in 2018 were supported by several

larger net releases for clients and only a few larger
new additions. On top of that, risk costs for the Italian lease run-off portfolio were significantly lower than in the previous year.
B.
Liquidity

and capital

resource

s

Consolidated assets and liabilities
The following table sets forth ING Group’s condensed consolidated assets and liabilities as of 31
December 2019 and 31 December 2018. Reference is made to the consolidated statement of financial position for the

complete overview of consolidated assets and liabilities of ING Group.

Amounts in billions of euros 2019 2018
Cash and balances with central banks 53.2 50.0
Loans and advances to banks 35.1 30.4
Financial assets as at fair value through profit or loss 96.2 120.5
Financial assets at fair value through other comprehensive

income
34.5 31.2
Securities at amortised cost 46.1 47.3
Loans and advances to customers 608.0 589.7
Other assets 15.4 14.3
Assets held for sale 1.3
Total

assets
888.5 884.6
Deposits from banks 34.8 37.3
Customer deposits 574.4 555.7
Financial liabilities at fair value through profit or loss 77.9 92.7
Other liabilities 14.4 15.5
Debt securities in issue/subordinated

loans
135.1 133.5
Total

liabilities
836.6 834.8
Shareholders’ equity 51.0 49.0
Non-controlling interests 0.9 0.8
Total

equity
51.9 49.9
Total

liabilities and equity
888.5 884.6
Shareholders’ equity per Ordinary Share

(in EUR)
13.09 12.61

Year

ended 31 December 2019 compared to year ended 31 December 2018

ING Group increased its total assets by EUR 4 billion, or 0.4%, to EUR 889 billion at year-end 2019 from EUR 885 billion on 31 December 2018. Made comparable for EUR 3 billion of positive currency impacts, (increasing the 31 December 2018 amount due to a relative rise of other currencies versus the euro) total assets were EUR 1 billion higher.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The balance sheet growth was mainly due to EUR 18 billion higher loans and advances to customers. Also loans and advances to banks (EUR 5 billion), financial assets through other
comprehensive income (OCI) and cash and balances with central banks (EUR 3 billion each) were
up. These increases were

largely offset by EUR 24 billion lower financial assets

at fair value through
profit or loss (predominantly financial

assets mandatorily at fair value through profit or loss due to a reduction in demand for repo loans structures). Assets held for sale declined by EUR 1 billion to nil, reflecting

the sale of an Italian lease run-off portfolio,

which was completed on 1 July 2019.

The higher loans and advances to customers was due to EUR 17 billion of growth in net core customer lending and an increase in non-core customer lending of EUR 1 billion. The increase in non-core customer lending included EUR 2 billion of positive FX impacts, a limited increase in
Treasury

lending and a EUR 1 billion decline of the WUB and Lease run-off portfolios.

ING Group increased its subordinated

loans by EUR 3 billion. Debt securities in issue were down by
EUR 1 billion as certificates

of deposit and commercial paper were EUR 4 billion lower (related to
liquidity management and the facilitation of short-term commercial activities), while other debt securities, mainly long-term debt, increased by EUR 3 billion. Customer deposits increased by EUR
19 billion. Excluding currency impacts and a EUR 5 billion decline in Treasury,

net customer deposits
growth was EUR 23 billion. Financial liabilities at fair value through profit or loss were

EUR 15 billion
lower, due to EUR 11 billion lower financial liabilities designated at FV PL and

EUR 3 billion less
trading liabilities.

Shareholders’ equity increased by EUR 1.9 billion to EUR 51.0 billion at the end of 2019, from EUR
49.0 billion on 31 December 2018. The increase was mainly due to the net result for the year 2019 of EUR 3.9 billion, which was partly offset by EUR

2.6 billion of dividend paid in 2019.

Capital Management
Risk and capital management remain central to the entrepreneurship of the bank. Maintaining our
risk profile within our risk appetite and strengthening our capital base is how we grow a sustainable business and achieve our strategic objectives.

Our overall approach

to capital management is to ensure we have enough capital to cover our
(economic) risks at all levels and comply with local and global regulations, while delivering a return for our shareholders and investing in innovation.

We believe

that our working capital is sufficient

for our present requirements.
In 2019, our capital position remained strong, despite higher capital requirements and additional
risk-weighted asset growth from model impacts. ING’s CET1 ratio was 14.6% at the end of 2019, which was well above our CET1 ratio ambition of around

13.5%. The CET1 ratio at the end of the
year improved as risk-weighted assets increased due to volume growth and model impacts, effects
that were offset by profit retention and positive risk migration.

In 2019, we issued €2.4 billion and redeemed €0.9 billion additional Tier 1 instruments.
Furthermore, a total of €1.0 billion of Tier 2 bonds were issued whereas no Tier 2 instruments were
redeemed in 2019. In addition to these instruments, to build up our MREL capacity, we issued multiple transactions in 2019 for a total amount of €6.3 billion.

ING’s profit generating capacity remained strong and after dividend reserves we included €2.1 billion of capital to our capital base.

ING’s dividend policy aims to pay a progressive dividend that will reflect considerations including expected future capital requirements, growth

opportunities available, net earnings, and regulatory
developments. The Executive Board proposes

to pay a total cash dividend of €2,689 million, or
€0.69 per ordinary share, over the financial year 2019. This is subject to the approval of shareholders at the Annual General Meeting in April 2020.

For further information regarding capital management, reference is made to Note 52 “ Capital
Management” to the consolidated financial

statements. In addition to the restrictions in respect of
minimum capital and capital base requirements that are imposed by banking and other regulators in the countries in which ING Groep N.V.’s

subsidiaries operate, other limitations exist in certain

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

countries. For further information, reference

is made to Item 3. Key Information - Risk Factors” and
“Item 4. Information on the Company – Regulation and Supervision.”
Funding and liquidity
The main objective of ING’s funding and liquidity risk management is to maintain sufficient

liquidity
to fund the commercial activities of ING both in normal and stressed market circumstances across various geographies, currencies and tenors. This requires

a diversified funding structure considering
relevant opportunities and constraints.

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

ING’s funding consists mainly of retail and corporate deposits contributing 51% and 21% of the total funding respectively. These funding sources provide a relatively stable funding base. The
remainder of the required

funding is attracted primarily through a combination of long-term and short-term professional funding. Group Treasury

manages

the professional funding in line with the
F&L risk appetite to ensure a sufficiently

diversified and stable funding base.

The Loan-to-deposit ratio remained

stable at the level of 1.06.

ING’s long-term professional funding is well diversified across maturities and currencies. The main part of it is EUR and USD denominated which is in line with the currency composition of customer lending.

For further information regarding funding and liquidity, see “Additional information – ING Group
Risk Management”.
At 31 December 2019, 2018 and 2017, ING Groep N.V.

had EUR nil, EUR nil and EUR nil of cash,
respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 2,848 million in
2019, EUR 2,517 million in 2018 and EUR 3,182 million in 2017, respectively, in each case representing dividends paid with respect to the reporting calendar year and the prior calendar year.
The amounts paid to ING Groep N.V.

were received

from ING Bank, EUR 2,848 million in 2019, EUR
2,517 million in 2018 and EUR 3,176 million in 2017, from ING Support Holding, EUR nil in 2019, EUR
Nil million in 2018 and 6 million in 2017.

As a holding company, ING Groep N.V.’s

total debt and capital securities outstanding to third
parties at 31 December 2019 was EUR 37,403 million, 31 December 2018 was EUR 27,901 million and at 31 December 2017 was EUR 14,187 million. The EUR 27,901 million of debt and capital securities outstanding at 31 December 2019 consisted of subordinated loans of EUR 13,113 million and debenture loans of EUR 24,290 million, both specified

below:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Subordinated loans
Amounts in millions of euros
Statement of
financial
position value
Interest rate Year of issue Due date 2019
1.00% 2019 13 November 2030 996
5.75% 2019 Perpetual 1,336
6.75% 2019 Perpetual 1,121
4.70% 2018 22 March 2028 1,124
2.00% 2018 22 March 2030 759
1.63% 2017 26 September 2029 997
4.00% 2017 14 September 2032 90
4.25% 2017 23 June 2032 146
1.15% 2017 14 June 2029 98
1.10% 2017 31 May 2027 82
3.00% 2017 11 April 2028 1,058
2.50% 2017 15 February 2029 764
6.88% 2016 Perpetual 900
6.50% 2015 Perpetual 1,123
6.00% 2015 Perpetual 901
9.00% 2008 Perpetual 10
6.13% 2005 Perpetual 631
Variable 2004 Perpetual 556
Variable 2003 Perpetual 421
13,113

At 31 December 2019 and 2018, ING Groep N.V.

also owed EUR 145 million and EUR 136 million,
respectively, to ING Group companies pursuant to intercompany lending arrangements. At 31
December 2019 ING Group Companies owed ING Group N.V.

EUR 44,478 million (2018: EUR 34,902),
as a result of normal intercompany transactions.

On the maturity profile of borrowings and a further description of the borrowings reference is made to Notes 18 ‘Debt securities in issue’ and 19 ‘Subordinated Loans’ in the consolidated financial statements. The use of financial

instruments for hedging purposes is described in Note 39
‘Derivatives and hedge accounting’ in the consolidated financial statements.

Debenture loans
Amounts in millions of euros
Interest
rate
Year of
Issue Due date 2019
2.755% 2019 3 September 2031 102
0.100% 2019 3 September 2025 998
4.050% 2019 9 April 2029 896
3.550% 2019 9 April 2031 894
1.625% 2019 21 March 2029 139
1.998% 2019 19 March 2029 46
1.074% 2019 21 February 2029 173
0.810% 2019 21 February 2024 729
3.000% 2019 18 February 2026 1197
5.000% 2019 31 January 2031 85
3.920% 2019 23 January 2029 79
2.125% 2019 10 January 2026 1018
3.399% 2018 28 December 2030 71
1.169% 2018 13 December 2028 157
0.848% 2018 13 December 2023 880
3.790% 2018 13 December 2030 152
5.000% 2018 5 June 2029 110
variable 2018 5 December 2022 250
2.500% 2018 15 November 2030 1,503
4.625% 2018 6 January 2026 1,134
4.100% 2018 2 October 2023 1,347
4.550% 2018 2 October 2028 1,120
variable 2018 2 October 2023 448
2.000% 2018 20 September 2028 1,502
variable 2018 20 September 2023 999
1.000% 2018 20 September 2023 998
1.125% 2018 14 February 2025 1,006
3.950% 2017 29 March 2027 1,344
3.150% 2017 29 March 2022 1,343
variable 2017 29 March 2022 889
0.750% 2017 9 March 2022 1,506
1.375% 2017 11 January 2028 1,011
4.699% 2007 1 June 2035 164
24,290

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING Group Consolidated

Cash Flows
Year

ended 31 December 2019 compared to year ended 31 December 2018

Net cash flow from operating activities amounts to EUR 13,055 million for the year-end 2019, compared to EUR 6,915 million at 31 December 2018. The increase in cash flow from operating activities of EUR 6,140 million is explained by lower cash outflows from Loans and advances

to
customer (increase of EUR 14,669 million to EUR - 16,687 million in 2019), an increase in other
(increase of EUR 7,685 million to EUR + 11,752 million in 2019) mainly relating to assets mandatorily at fair value through profit or loss and other financial liabilities at fair value through
profit and loss. The increases are

offset by a cash outflow

of trading assets and liabilities (decrease
of EUR 12,478 million to EUR – 2,568 million) and a cash outflow in loans and advances to banks
(decrease of EUR 3,700 million to EUR – 3,911 million).

Net cash flow from investing activities amounts EUR – 2,495 million compared to EUR + 5,451 million in 2018 the net cash flow from investing activities decreased by EUR 7,946 million. The movement is explained by a decrease in financial assets at fair value through other comprehensive
income in investments and advances of EUR 5,753 million to EUR – 16,270 million and securities at amortised costs (decreased by EUR 5,708 million to EUR + 13,001 million). Moreover, financial assets at fair value through other comprehensive income decreased by

EUR 2,267 million to EUR +
13,390 in disposals and redemptions. These movements are offset by an increase in securities at amortised costs of investments and advances (increase of EUR 5,717 million to EUR – 12,268 million).

Net cash flow from financing

activities amounts EUR – 4,154 million in 2019, compared to EUR
15,983 million in 2018. The decrease of EUR 20,137 million is explained by a decrease of EUR -
61,750 million to EUR + 90,793 million in proceeds from debt securities and offset by an increase of
EUR 36,673 million to EUR – 94,497 million in repayments of debt securities.

The operating, investing and financing activities described

above result in an increase

of EUR 6,406
million in cash and cash equivalents to EUR 54,031 at year end 2019.

Specification of cash position:
Amounts in millions of euros 2019 2018
Treasury

bills and other eligible bills
43 159
Amounts due from/to banks 786 –2,617
Cash and balances with central banks 53,202 49,987
Cash and cash equivalents at end of year 54,031 47,529

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

from
Customer deposits EUR 1,418 million (2018 EUR 19,709 million, 2017 EUR

18,291 million) and a
higher cash inflow from Other EUR 6,521 million (2018 EUR 4,067 million, 2017

EUR -1,751). These
higher cash inflows were partly offset by an increase in cash outflows from loans and advances of
EUR 9,966 (2018 EUR -31,356 million, 2017 EUR -21,390).

Net cash flow from operating activities was largely affected by the cash inflow from a decrease of
the trading assets. The cash inflow was due to lower trading balances consisting of equity securities, debt securities, trading derivatives and loans and receivables. In 2017 the cash outflow to trading assets was due to higher trading balances consisting of loans and receivables and equity shares. The cash inflows related to increased customer deposits and were mainly due to increased savings individuals and credit balances on customer accounts, this net cash inflow was in line with
2017. Newly issued mortgage loans, corporate lending and personal lending led to a cash outflow which was partly offset by a decrease in loans to public authorities.

Net cash flow from investing activities amounted to EUR 5,451 million, from EUR 11,754 million in
2017. Investments and advances in financial assets at fair value through other comprehensive

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

income and securities at amortised cost amounted to EUR -10,517 million and

EUR -17,985 million
respectively as in 2017 the investments in available-for-sale securities and Held-to-maturity investments amounted to EUR -21,601 and EUR -3,609 million respectively.

Disposals and
redemptions of financial assets at fair value through other comprehensive income and securities at amortised cost amounted to EUR 15,657 million and EUR 18,709 million respectively as in 2017 the
Disposals and redemptions of in available-for-sale securities Held-to-maturity investments amounted to EUR 32,788 million and EUR 2,675 million respectively.

Net cash flow from financing

activities amounted to EUR 15,983 million in 2018, compared to EUR -
3,948 million

in 2017. The increase of EUR 19,931 million in net cash flow was mainly due higher proceeds of debt securities.

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
159 391
Amounts due from/to banks –2,617 –3,403
Cash and balances with central banks 49,987 21,989
Cash and cash equivalents at end of year 47,529 18,977

Sovereign Debt

Exposures
For information regarding

certain sovereign debt exposures, see Note 5 “Financial assets at fair value through other comprehensive income”

in the financial

statements and “Additional
information ING Group Risk Management”.
C.
Research

and development,

patents

and licenses,

etc.

Not applicable.
D.
Trend

information

For information regarding

trend information, see Item 5.A of this Form 20-F.
E.
Off-balance

sheet

arrangements

For information regarding

off-balance sheet arrangements, see Note 45 ‘Contingent liabilities and commitments’ in the financial

statements and see “Risk Management” to the “Additional
information- ING Group Risk Management”.

F.
Tabular

disclo

sure

of cont

ractual

obligations

For information about future payments in relation

to pension benefit

liabilities reference is made
to Note 37 ‘Pension and other post-employment benefits’

in the consolidated financial

statements.
For information about coupon interest due on financial liabilities by maturity bucket reference is made to Note 41 ‘Liabilities by maturity’ in the consolidated financial statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Contractual obligations
Payment due by period
Amounts in millions of euros Total
Less than
one year 1-5 years
More than
5 years
2019
Lease liabilities² 1,528 217 668 643
Subordinated loans 16,177 0 1,780 14,396 1
Debt securities in issue 115,297 51,810 36,895 26,592
Total 133,001 52,026 39,342 41,632
2018
Operating lease obligations 1,376 259 719 398
Subordinated loans 13,549 1,713 11,836 1
Debt securities in issue 117,790 55,309 41,068 21,413
Total 132,715 55,568 43,500 33,647

¹ The maturity bucket ‘ more than 5 years’

includes subordinated loans of EUR 6,941 million (2018: EUR 5,339) with no maturity date (perpetual).
² The lease liabilities for the period ended December 2019 has been prepared in accordance with IFRS 16.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Candidates for appointment to the Supervisory Board are subject to a suitability and reliability assessment by DNB and ECB and must continue to meet these while in function.

Function of the Supervisory Board
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of affairs of ING Group and its business, as well as to provide advice to the Executive
Board.

In line with Dutch company law, the Articles of Association, the Dutch Corporate Governance Code
as well as the Charter of the Supervisory Board, all members of the Supervisory Board are required to:

◾

act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests

of all stakeholders of ING Group;

◾

perform their duties without mandate and independent of any interest in the business of ING
Group; and
◾

refrain from

supporting one interest without regard to the other interests involved.

According to the Banker’s Oath that was taken by the members of the Supervisory Board, they must carefully consider the interests of all stakeholders of ING. In that consideration they must put the customer’s interests at the centre of all their activities. Certain resolutions of the Executive
Board, specified in the Articles of Association,

in the Charter of the Management Board and in
Charter of the Supervisory Board, are subject to approval of the Supervisory Board.

Pursuant to the Articles of Association ING Group indemnifies the members of the Supervisory
Board as far as legally permitted against direct financial losses in connection with claims from third
parties lodged or threatened to be lodged against them by virtue of their service as a member of the Supervisory Board.
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

With respect to gender diversity, three female members currently serve on the Supervisory Board:

Mariana Gheorghe, Margarete Haase and Herna verhagen, the latter appointed on 23 April 2019, with her membership becoming effective per 1 October

2019. With the appointment of Herna
Verhagen in 2019 the Supervisory Board has met its 30 percent gender diversity target.

We believe

that the Supervisory Board, diversity wise, is well balanced in terms of other relevant diversity aspects. Overall, the preferred

emphasis on members with a financial

or banking
background has been maintained. In terms of nationality, the ratio between Dutch and non-Dutch nationalities in 2019 was 44 percent - 56 percent.
Term

of appointment of members of the Supervisory Board
As a general rule, Supervisory Board members step down from

the Supervisory Board in the fourth,
eighth, 10 th

and 12
th

year after their initial appointment. They are eligible for re-appointment in the fourth year after their initial appointment and,

with explanation, also in the eighth and 10th year.

Under special circumstances the Supervisory Board may, with explanation, deviate from this general rule, for instance to maintain a balanced composition of the Supervisory Board and/or to
preserve valuable expertise and experience. The retirement schedule is available on the website of
ING Group (www.ing.com).
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

with the interests of ING Group.

It is the responsibility of the individual member of
the Supervisory Board and the Supervisory Board collectively to ensure that the directorship duties are performed properly and are

not affected by any other positions

that the individual may hold
outside ING Group.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Independence
The members of the Supervisory Board are requested to assess annually whether the criteria of dependence set out in the Dutch Corporate Governance Code

do not apply to them and to confirm
this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Eric Boyer de la Giroday, are to be regarded

as independent on 31 December 2019.
Eric Boyer de la Giroday is not considered independent because of his former position as Chairman of the Board of Directors of ING Belgium SA/NV and his former positions as member of the Executive
Board of ING Group and vice-chairman of the Management Board Banking of ING Bank N.V.

On the
basis of the NYSE listing standards, all members of the Supervisory Board are independent.
Permanent committees

of the Supervisory Board
On 31 December 2019, the Supervisory Board had four permanent committees: the Risk
Committee, the Audit Committee, the Nomination and Corporate Governance

Committee and the
Remuneration Committee.

An organisational chart of the four permanent committees of the
Supervisory Board can be found above.

The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory
Board Charter that can be found on www.ing.com.

Separate charters have been drawn up for the Risk Committee, the Audit Committee, the
Nomination and Corporate Governance Committee

and the Remuneration Committee. These
charters are available on the website of ING Group (www.ing.com) . A short description of the duties of the four permanent committees follows below.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as on the structure and operation of the internal risk management and control systems. On 31 December 2019, the members of the Risk Committee were: Robert Reibestein
(chairman), Jan Peter Balkenende, Eric Boyer de la Giroday, Mariana Gheorghe, Hermann-Josef
Lamberti and Mike Rees.

The Audit Committee assists and advises the Supervisory Board in monitoring the integrity of the financial statements

of ING Group and ING Bank N.V.,

in monitoring compliance with legal and
regulatory requirements

and in monitoring the independence and performance of ING Group’s internal and external auditors. On 31 December 2019, the members of the Audit Committee were:
Hermann-Josef Lamberti (chairman), Eric Boyer de la Giroday, Margarete Haase, Robert Reibestein
and Hans Wijers.

The appointment of Margarete Haase as supervisory board member became effective as per 1 May
2018 (as decided by the Supervisory Board in January 2018) and per that date Margarete Haase is considered a financial expert as defined

by the SEC in its final rules implementing Section

407 of the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Sarbanes-Oxley Act of 2002. Eric Boyer de la Giroday is a financial expert as defined

in the Dutch
Corporate Governance

Code considering his academic background as well as his knowledge and experience in his previous role as board

member and vice-chairman of ING Groep N.V.

and ING Bank
N.V

.

The Nomination and Corporate Governance Committee’s

tasks include advising the Supervisory
Board on the composition of the Executive Board

and Supervisory Board and assisting the
Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and
the reporting thereon in the Annual Report and to the General Meeting, and advising the
Supervisory Board on improvements. On 31 December 2019, the members of the Nomination and
Corporate Governance

Committee were: Hans Wijers (chairman), Mariana Gheorghe and Herna
Verhagen.

The Remuneration Committee’s tasks include advising the Supervisory Board on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING Group and its subsidiaries are based. On 31 December 2019 the members of the Remuneration Committee were: Mariana
Gheorghe (chairman until 1 October 2019), Herna Verhagen (chairman from 1 October 2019),
Robert Reibestein and Hans Wijers.
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
www.ing.com .
Information on members of the Supervisory Board
G.J. (Hans) Wijers (Chairman)
(Born 1951, Dutch nationality, male; appointed in 2017, term expires in 2021)
Former position: chief executive officer and member of the Executive Board of AkzoNobel N.V.
Relevant positions

pursuant to CRD IV
Chairman of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and member of the Supervisory
Board of Hal Holding N.V.
Other relevant

ancillary positions
Chairman of the Supervisory Board of Het Concertgebouw N.V.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Former position: member of the Executive Board of ING Groep

N.V.

and ING Bank N.V.
Relevant positions

pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and non-executive chairman of
the Board of Directors of ING Belgium SA/NV.
Other relevant

ancillary position
Non-executive director of the Board of Directors of the Instituts Internationaux de Physique et de
Chimie fondés par Ernest Solvay, asbl.
M. (Mariana) Gheorghe
(Born 1956, Romanian nationality, female, appointed in 2015, term expires in 2023)
Former position: CEO of OMV Petrom

SA.
Relevant positions

pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and non-executive director of
ContourGlobal Plc.
Other relevant

ancillary position
Member of the Advisory Council of the Bucharest Academy of Economic Studies, Romania.
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
A.M.G. (Mike) Rees
(Born 1956, British nationality, male; appointed in 2019, term expires in 2023)
Former position: Deputy CEO of Standard Chartered Bank PLC.

Relevant positions

pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.,

f
ounder and consultant of
Strategic Vitality Ltd and non-executive

chairman of Athla Capital Management Ltd.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Other relevant

ancillary position
Non-executive director Mauritius Africa FinTech

Hub.
R.W.P.

(Robert) Reibestein
(Born 1956, Dutch nationality, male; appointed in 2012 as an observer, full member as of 2013, stepped down per 1 January 2020)

Former position: senior partner of McKinsey & Company.

Relevant positions

pursuant to CRD IV
Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

and member of the Supervisory
Board of IMC B.V.
Other relevant

ancillary positions
Member of the Supervisory Board of Stichting World Wildlife Fund

(the Netherlands) and member of
the advisory committee of Forward.one.
H.W.P.M.A.

(Herna) Verhagen

(Born 1966, Dutch nationality, female; appointed in 2019, term expires in 2023)
Former position:

member of the Supervisory Board of SNS Reaal N.V.

(now: SRH N.V.).

Relevant positions

pursuant to CRD IV

Member of the Supervisory Board of ING Groep N.V./ING

Bank N.V.

(per 1 October 2019), CEO of
PostNL N.V.

and non-executive Board member and chairwoman of the Nomination Committee of
Rexel SA.
Other relevant

ancillary positions
Member of the Supervisory Board, nomination committee and sponsering committee of Het
Concertgebouw N.V.,

member of the advisory council of Goldschmeding Foundation and member of the Board of VNO-NCW (inherent to her position at Post NL N.V.).
Other relevant

ancillary positions
Member of the Supervisory Board, nomination committee and sponsering committee of Het
Concertgebouw N.V.,

member of the advisory council of Goldschmeding Foundation and member of the Board of VNO-NCW (inherent to her position at Post NL N.V.).
Company secretary
The Supervisory Board and Executive Board are

assisted by the company secretary Cindy van
Eldert-Klep.

Changes in the composition
Mike Rees and Herna Verhagen were

appointed during the Annual General Meeting of 23 April
2019. Henk Breukink retired

from the Supervisory Board as per the end of the Annual General
Meeting of 2019. Robert Reibestein stepped down from the Supervisory Board as per 1 January
2020.
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

Candidates for appointment to the Executive Board are

subject to a suitability and reliability
assessment by DNB and ECB and must continue to meet these while in function.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
The organisation, powers and modus operandi of the Executive

Board are detailed in the Charter of
the Management Board.

The Charter of the Management Board is available at www.ing.com.

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
Profile of members of the Executive

Board
ING Group aims to have an adequate and balanced composition of its Executive Board. The
Supervisory Board annually assesses the composition of the Executive Board on a continuous basis.

The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the
Executive Board . It is available on the website of ING Group (www.ing.com).

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

In 2018, ING introduced a new principle in a bid to bolster diversity within our organisation. The 70 percent principle gives managers a basis for building mixed teams around appropriate dimensions
of diversity (with a focus on gender, nationality and age group) and strives for a 30 percent difference in team make-up. It is our ambition to adhere to this principle across the organisation within both local and global teams. This principle is incorporated into succession planning for the
Executive Board.
Diversity and succession planning
The guidelines that relate to the composition of the Executive Board, are laid down in the Executive
Board Profile. Based on this profile, the Supervisory Board is responsible for selecting and nominating candidates for appointment or reappointment to the Executive Board.

Finding suitable candidates remains challenging, as there are numerous requirements to take into
account, including gender to enhance the composition of the Executive Board and specific criteria for each function, including regulatory requirements.

As an example to demonstrate the aforementioned: with the unexpected departure of the previous
CFO Koos Timmermans, in early 2018, the Supervisory Board was faced with the challenge of appointing a successor as soon as possible. For the succession of the CFO position we reviewed

a
number of suitable candidates from diverse backgrounds. When searching new Executive

Board
members, the Supervisory Board looks broadly at diversity – considering all aspects as well as primarily looking to ensure ING has the best candidate for the job.

Succession planning
Currently, there are

no female members of the Executive Board, although our ambition of gender diversity remains unchanged. The succession planning for Executive Board

-positions is continually
worked on, balancing the career advancement of (female) senior managers, considering female

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

candidates fit for the role and bringing in talents from outside the bank. In view of the appointment terms of the current Executive Board

members (every four years) ING considers it likely that the
preferred gender balance will not be achieved

in the short term as replacements are not currently
envisaged. We are

therefore unable to set a clear deadline to reach

this gender balance.

We are

also looking long term and taking steps to improve the appointment of women in senior positions throughout the bank in line with our recently adopted diversity and inclusion principle.

Remuneration

and share ownership
Members of the Executive Board are

permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive

Board in these shares
are subject to the ING regulations for insiders. These regulations are available on the website of ING
Group ( www.ing.com ).

Details of the remuneration of members of the Executive Board,

including shares granted to them,
together with additional information, are provided in the ‘Remuneration report’ chapter.
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

For an overview

of loans granted to members of the Executive Board, see the ‘Remuneration report’
chapter.
Information on members of the Executive

Board
R.A.J.G. (Ralph) Hamers, chief executive

officer (‘CEO’)
(Born 1966, Dutch nationality, male; appointed in 2013, will step down as of 30 June 2020)

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

Strategy, Corporate HR,

CoE Comms & Brand Experience

and Corporate Audit
Services. He joined ING in 1991 and has held various positions including global head Wholesale
Banking Network from 2007 to 2010, head of Network Management for Retail Banking Direct &
International from 2010 to 2011, and CEO of ING Belgium and Luxembourg from 2011 to 2013. Due
to the resignation of the head of Market Leaders in July 2019, he has taken up this role on an interim basis until a replacement is found. In this interim role he is also responsible for

ING Bank’s
operations in the Benelux. He holds a Master of Science degree in Business
Econometrics/Operations Research

from Tilburg University, the Netherlands.

As announced on 20 February 2020, Ralph Hamers will step down from his position and leave ING as of 30 June 2020. He will join UBS on 1 September 2020 and will become group chief executive officer

per 1 November 2020. He will remain in his role as chief executive officer

of ING Groep N.V.
and ING Bank N.V.

until 30 June 2020 continuing to run the daily business and working with the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Executive Board and the Management Board Banking to ensure

a smooth transition of leadership.
Further announcements on the succession process will be made if and when appropriate.
Relevant positions

pursuant to CRD IV
1

Chairman and CEO of the Executive Board of ING Groep

N.V.

and of the Management Board Banking
of ING Bank N.V.
Other relevant

ancillary positions

Member of the Management Board of the Nederlandse Vereniging

van Banken (NVB), member of
the Board of Directors of the Institute of International Finance, Inc., non-executive member of the board Concertgebouw orkest

and
member of UNICEF’s Global Board of the Young People’s

Agenda.

T.

(Tanate)

Phutrakul, chief financial officer (‘CFO’)
(Born 1965, Thai nationality, male; appointed in 2019, term expires in 2023)

Tanate

Phutrakul was appointed as chief financial officer

of ING Groep N.V.

and ING Bank N.V.

and
member of the Management Board Banking of ING Bank on 7 February 2019. Subsequently, he was
appointed as a member of the Executive Board of ING Groep N.V.

at the Annual General Meeting on
23 April 2019.

Tanate

Phutrakul is responsible for ING’s financial departments, Group Treasury

(including capital
management activities), Investor Relations, Group Research and Regulatory & International Affairs.
Before his appointment to the Executive Board,

he was ING Group controller in Amsterdam

and
between 2015-2018 he was the CFO of ING in Belgium.

He holds a master’s degree in Engineering from Imperial College, University of London, and an MBA from Harvard Business School.
Relevant positions

pursuant to CRD IV
Member and CFO of the Executive Board of ING Groep

N.V.,

member and CFO of the Management
Board Banking of ING Bank N.V.,

and Non-executive member of the board of ING Belgium N.V./S.A.
S.J.A. (Steven) van Rijswijk, chief risk officer (‘CRO’)

(Born 1970, Dutch nationality, male; appointed in 2017, term expires in 2021)

Steven van Rijswijk has been a member of the Executive Board since

8 May 2017. He was appointed
CRO on 1 August 2017. He is also a member and CRO of the Management Board Banking. Before becoming a member of the Executive Board, he was global head of Client Coverage within ING
Wholesale Banking. Steven van Rijswijk joined ING in 1995 in the Corporate Finance team holding various positions in the areas of Mergers & Acquisitions and Equity Markets. He holds a master’s degree in business economics from Erasmus University Rotterdam

(the Netherlands).
Relevant positio

ns pursuant to CRD IV
Member and CRO of the Executive Board of ING Groep N.V.

and member and CRO of the
Management Board

Banking of ING Bank N.V.
Changes in the composition
Tanate

Phutrakul was appointed as a member of the Executive Board

of ING Groep N.V.

at the
Annual General Meeting on 23 April 2019. As announced on 20 February 2020, Ralph Hamers will step down as chief executive officer of

ING Groep N.V.

and ING Bank N.V.

as of 30 June 2020. He will
join UBS on 1 September 2020 and will become group chief executive officer per 1 November 2020.
Further announcements on the succession process will be made if and when appropriate.

1

The fourth EU Capital Requirements

Directive 2013/36/EU

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

B.   Compensation
Remuneration

report

Our view

on remuneration

FOR INFORMATION

ONLY

ING’s

remuneration

approach

is

designed

to

attract,

motivate

and
retain

leaders

and

qualified

staff

who

have

the

skills,

abilities,
values

and

behaviours

needed

to

achieve

our

strategy.

It

aims

to
ensure

we

offer

well

-balanced

remuneration

within

our

risk
appetite,

promoting

effective

risk

management.

At

the

same

time,
we

take

into

account

our

responsibility

to

our

customers,

society
and

other

stakeholders,

whose

trust

– quite

simply

– is

our

licence
to

operate.

ING’s remuneration principles are important to achieve the bank’s strategy,

its purpose – to
empower people to stay a step ahead in life and in business – and its risk profile. These principles apply to all employees, including members of the Executive Board (hereafter ‘EB’). They aim to maintain a balance between short-term and long-term value creation for all stakeholders while being responsible and fair.

Ultimately, it’s about making sure we are able to effectively reward success and avoid rewarding

for failure.

In this report we look back on the year 2019. We report on ING’s performance and how 2019 events have impacted remuneration. We

outline the current Executive Board and Supervisory Board
remuneration policies and share details of remuneration awarded in 2019 to the Executive Board,
including variable remuneration, and to the Supervisory Board.

Thereafter, we set out the remuneration approach that applies to all employees and explain more about how total direct compensation and variable remuneration work within ING. We also explain
the performance management process and its link to remuneration, and we provide more
information on the measures we have in place to mitigate risk.

Overall, the Supervisory Board has concluded that the Executive

Board members did well to deliver
our results in 2019. Although the underlying result before

tax and underlying return on equity
decreased compared to 2018, good progress

was made in the execution of the Think Forward
strategy. This is shown by the continued growth of primary customers, ongoing execution of the
KYC enhancement programme

with strong governance from top management and further
progress in sustainability.

Looking ahead, there is an additional section in this year's report outlining the Supervisory Board's proposal for remuneration

policies for the Executive Board and the Supervisory Board for the
coming years.

This 2019 remuneration report is our first under the requirements of the Dutch Act implementing the Shareholder Rights Directive II (SRD II). This report is also drafted in the spirit of the European
Commission’s non-binding draft guidelines for disclosure. We intend to update our 2020
remuneration report to reflect the final guidelines, which

we expect will have been published by
then, also taking into account the advisory vote of shareholders regarding this 2019 remuneration
report.
Our starting

point

The Supervisory Board acknowledges that in the past it has not always got its stance on remuneration right. This was especially apparent in 2018, when a proposal to amend the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

remuneration policy of the Executive

Board elicited much criticism. It was subsequently withdrawn and the Supervisory Board promised to carry out an extensive review of the remuneration policy.

We did this review

in 2019, in consultation with advisory bodies and a broad range of stakeholders, holding meaningful discussions to make sure our remuneration approach and subsequent proposal achieves the right balance among the various viewpoints and interests.

Stakeholder

engagement

A long list of stakeholders participated in these discussions,

including our Dutch Central Works
Council, representatives

of Dutch trade unions, the Advisory Council of ING Netherlands, trade bodies and regulatory and governmental authorities such as the Dutch central bank and the
European Central

Bank. A number of institutional shareholders together holding approximately
24% of ING’s share capital were also consulted, as well

as proxy advisory firms and Dutch
shareholder advocacy groups. A specialised market research

firm elicited qualitative feedback from
customers, and we asked current members of the Executive Board for their views, in line with the
Dutch Corporate Governance

Code.

In these dialogues

the most contentious point was the level of total direct compensation. Some investors were concerned about ING’s ability to attract the relevant talent. Other stakeholders were
more critical about the general remuneration

level. There was also criticism that the EURO STOXX
50 peer group, which ING uses as a benchmark for remuneration, includes too many companies that are not sufficiently

comparable.

On the subject of variable remuneration, stakeholders understood and supported the continuation of this within the limits of Dutch legislation (i.e. a maximum of 20% of base salary). There was a clear ask for more transparency

about the metrics used to determine variable remuneration and how these are applied for the performance year.

The insights gained from the stakeholder engagement process have significantly contributed to the quality of the remuneration policy that we intend to propose to shareholders at the next Annual
General Meeting (hereafter ‘AGM’) in April 2020. Both myself and my colleagues on the Supervisory
Board highly appreciate the participation of stakeholders and the meaningful insights they provided.

Proposed

way forward

Based on the various viewpoints, interests, remarks and concerns, going forward we are proposing
a moderate annual base salary increase linked to an external indexation reference point such as a
consumer price index and ING’s CLA increases.

To

increase the relevancy

of our peer group, the Supervisory Board is proposing to use a smaller one based on geography, relevant talent market, size and governance framework. We

intend to
include a balancing factor to ensure we also consider relevant peer companies that may not fulfil the other criteria. The proposed benchmark consists of eight comparable Dutch companies and eight relevant European

financial

services providers.

Among other things it aims to provide more clarity on the performance metrics to be used for awarding variable remuneration,

how targets are set and how achievements are

measured, as well
as reflecting ING’s risk culture and compliance initiatives.

Subject to approval by shareholders at the next AGM, the new remuneration policies for Executive
Board and Supervisory Board members will become effective retroactively from

1 January 2020.

As the discussions with stakeholders last year showed, remuneration is an important topic for many stakeholder groups, who raised varying viewpoints on the topic. Myself and my colleagues on the Supervisory Board are fully committed to making sure we get our approach to remuneration

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

right – for now and in the future. It’s about achieving a balance that is right for ING, for customers, shareholders, other stakeholders and society at large.

Herna Verhagen
Chairman of the Supervisory Board Remuneration Committee

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Remuneration

Report Executive

Board and Supervisory Board

FOR ADVISORY VOTE AT

2020 AGM

This part of the Remuneration Report explains how the 2019 EB Remuneration Policy and the current SB Remuneration was implemented during 2019. This part is the Remuneration Report as referred

to in the Dutch Act implementing Shareholder Rights Directive II (SRD II). This
Remuneration Report will be presented to the 2020 AGM for an advisory vote.

In the Remuneration
Report 2020 an explanation will be included on how the result thereof has been taken into account.
Also the requirements for the report prepared

by the Supervisory Board as stated in the Dutch
Corporate Governance

Code are taken into account.

This 2019 Remuneration Report is our first under the requirements of the Dutch Act implementing
Shareholder Rights Directive II (SRD II). This report is also drafted in the spirit of the draft (non-
binding) guidelines for disclosure from the European

Commission. As such, 2019 should be
considered a transitional year.

In 2020, we aim to disclose fully in line with these final

guidelines.
Business

events

2019

In February 2019, Tanate

Phutrakul was appointed as ING’s chief financial officer

and a member of
the Management Board Banking. He was subsequently appointed to the Executive Board at the
AGM on 23 April 2019. Tanate

Phutrakul succeeded Koos Timmermans who, in consultation with the Supervisory Board, stepped down from his position as chief financial officer and member of the
Executive Board of ING Gro

up on 7 February 2019.

At the 2019 AGM shareholders approved

the reappointment of Mariana Gheorghe and the
appointment of Mike Rees and Herna Verhagen to the Supervisory Board.

Supervisory Board member Robert Reibestein, announced his early resignation effective 1 January
2020 because of persistent personal health issues.

After the very challenging year 2018, a majority of shareholders at the AGM in April 2019 voted against discharge of the Executive Board and Supervisory Board members from their potential
liability against the company for their duties performed in 2018. The Supervisory Board and
Executive Board fully understand and share

the underlying disappointment, especially regarding
the shortcomings in the prevention of financial and economic crime, which was also expressed by shareholders in the many direct contacts during the year.

Both boards have taken the vote as a
clear signal and firm

encouragement to continue with the enhancement programme announced in
September 2018 and ensure we make structural improvements to bring our gatekeeping function in the area of customer due diligence and anti-money laundering to the appropriate level.
Executive

Board

remuneration

policy

The current Executive Board

remuneration policy (hereafter called the 2019 EB Remuneration
Policy) complies with applicable laws and regulations and is in line with the remuneration principles that apply to all employees.

The current remuneration

policy for the Executive Board was adopted by shareholders

at the AGM
on 27 April 2010. Subsequent amendments to this policy were adopted at AGMs on:
◾

9 May 2011 in response to new regulatory requirements
◾

12 May 2014 with respect to pensions for the Executive Board
◾

11 May 2015 to lower the maximum variable remuneration in line with legal requirements

and
specify that variable remuneration for the Executive

Board be paid fully in shares
◾

8 May 2017 to extend the deferral period of the variable remunerat ion from three to five years.

For 2019, the remuneration

policy for the Executive Board remained

unchanged. Shareholders will
be asked to vote on a revised Executive

Board remuneration

policy at the 2020 AGM, which is a
binding vote. For further information on the revised

policy, we refer to the Chairman’s letter.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Total

direct

compensation

Total

direct compensation for the Executive Board is determined and reviewed periodically by the
Supervisory Board. In line with the 2019 Executive Board Remuneration

Policy,

the Executive
Board’s total direct compensation for 2019 was compared to a peer group

EURO STOXX 50
companies. The total direct compensation under the 2019 Executive Board Remuneration

Policy is
below the median of the EURO STOXX 50. This approach is in line with the requirements laid down
in the Dutch Banking Code.

Variable

remuneration

Variable remuneration

for Executive Board members is limited to a maximum of 20% of base salary. At least 50% of this is based on non-financial

performance criteria. The 2019 EB
Remuneration Policy provides

for an at-target variable remuneration

of 16% of base salary. If
performance criteria are exceeded, the Supervisory Board can increase the variable component to
the maximum. If performance is below target, the variable component will be decreased, potentially to zero.

The Supervisory Board pre-determines the performance criteria for the Executive

Board each year
to ensure alignment between ING's strategy and performance objectives.

Variable remuneration

is paid fully in shares. Forty percent

of the variable remuneration is paid
upfront and 60% is deferred. For

all shares awarded to Executive

Board members (in their capacity
as board members) there is a minimum retention period of five years from the date of conditional grant and one year from the vesting date.

Vesting of any deferred

variable remuneration is not
subject to performance and can only be adjusted in case of an ex-post risk measure as described in the Risk adjustments paragraph or if an Executive Board

member leaves ING. This award approach
aligns remuneration with creating long-term value for

ING.

Pension
Since 1 January 2015, all members of the Executive Board have participated in the Collective
Defined Contribution (CDC) pension plan

with respect to their annual salary-up to €107,593 for
2019. This is similar to all employees working in the Netherlands without a supplementary pension
scheme. Above this amount, members of the Executive Board

are compensated for the lack of
pension accrual by means of a savings allowance (see Benefits),

to be annually determined, on the
same terms that apply to other participants in the Dutch pension scheme.

Benefits
Executive Board members are

eligible for additional benefits

(all within benchmarks),

such as:

-

costs associated with the use of a company car;

-

contributions to company savings plans;

-

expatriate allowances (if applicable);

-

banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands);

-

tax and financial planning

services to ensure compliance with the relevant

legislative
requirements.

Tenure
Members of the Executive Board are

appointed by shareholders at the AGM for a maximum period
of four years. They may be reappointed by the AGM in line with applicable rules and regulations.
Executive Board members have a commission contract for

an indefinite

period. ING has the option
to terminate if they are not reappointed by shareholders at the AGM or if their membership of the board is terminated. There is a three

-month notice period for individual board members and a six-
month period for ING. During this time the board member continues to work and remains eligible for all agreed remuneration

components.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In the event of an involuntary exit, Executive Board

members are eligible for an exit arrangement. If
termination of the contract is based on mutual agreement, the Executive Board member is also eligible for a severance payment. These arrangements are

subject to specific

requirements (e.g.
limited to a maximum of one year of fixed

base salary, under the condition that there should be no
reward

for failure).
Periodic

review

of the

remuneration

policy

and the

remuneration

paid

In accordance with the 2019 EB Remuneration Policy

,

the Supervisory Board annually determines
the actual remuneration for members of the Executive Board,

based on the advice given by the
Remuneration Committee of the Supervisory Board.

The Remuneration Committee’s responsibilities include prepar ing the Supervisory Board for
decisions regarding the remuneration

of individual members of the Executive Board. Remuneration
proposals for individual Executive Board members are

drawn up in accordance with the 2019 EB
Remuneration Policy and cover

the following aspects: remuneration structure, the amount of the fixed and variable remuneration components, the performance criteria used, scenario analyses that are carried out and, if and when considered appropriate,

the pay ratios within the company
and its affiliated

enterprises. The Remuneration Committee takes note of the views of individual
Executive Board members with regard

to the amount and structure of their own remuneration,
including the aspects mentioned above.

Special

employment

conditions

Special employment conditions, for example to secure the recruitment of new executives, may be used in exceptional circumstances subject to approval by the Supervisory Board.

In 2019, there
were none.
2019 Remuneration

Executive

Board
This section includes remuneration details for current and former Executive

Board members
relating to the period that they served on the Executive Board during 2019. 1

In line with the Dutch Corporate Governance Code,

ING determines the internal ratio of
remuneration for Executive

Board members and a representative

reference group.

Deemed most
relevant for this ratio

is the total direct compensation of the CEO compared to the average total direct compensation of all ING employees. On this basis, the internal ratio in 2019 was 1:31. For the sake of transparency we also calculated the ratio

of the total direct compensation of the other
Executive Board members compared

to the average total direct compensation of all ING
employees. On that basis the internal ratio in 2019 was 1:21. 2

The higher ratios compared to 2018,
is due to fact that no variable remuneration was granted over performance year 2018.
3

As disclosed in the Annual Report 2018, in consultation with the Supervisory Board, chief financial officer

Koos Timmermans stepped down from his position as chief financial officer and as a
member of the Executive Board on 7 February

2019. To facilitate

an orderly transition and fulfil
ING’s contractual notice period of six months, he continued to advise the company until 31 August
2019. In line with applicable regulations a severance

payment was granted. Although entitled to a
maximum severance payment of one year’s fixed annual pay, the Supervisory Board at its discretion set the severance

pay at a level of 50% of fixed annual pay (€601,800).

1

Koos Timmermans was an EB member until 6 February 2019; Steven van Rijswijk was appointed to the EB on 8 May 2017;
Tanate Phutrakul

was appointed to the EB immediately following the 23 April 2019 AGM. As Ralph Hamers has been an EB member for the full years 2017-2019, the full remuneration is presented and no pro-rata method has been applied.

2

Total direct

compensation comprises fixed base

salary and variable remuneration, excluding benefits such as pension arrangements, and allowances.

3

The internal ratio in 2018 for the CEO was 1:29, for the other Executive Board members this amounted to 1:20. In 2017,

the internal ratio for the CEO was 1:33 and for the other Executive Board members this amounted to 1:23.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Remuneration

versus

company

performance

and average

employee
remuneration
The table below shows the link between directors’ remuneration,

company performance and the
average remuneration

of an ING employee. This is done by presenting the relative development of the remuneration for the Executive

Board and Supervisory Board members over the last five years.
With respect to the remuneration of the Supervisory Board, note that there is no link to company performance to emphasise their independent role.

Furthermore, the relative

performance of the company is presented on three different metrics over the last five years. The metrics

consist of:

◾

Retail primary customers
◾

Profit before tax ING Group
◾

Underlying Return on Equity

Finally, we present the development of the remuneration

on average (per employee). For this
number the same data has been used as to determine the internal ratio. Since the internal ratio was disclosed by ING as of 2017, we only have three years of data available.

Due to the strict regulations on variable remuneration in the Netherlands (e.g. 20% bonus cap) and due to the fact that Executive Board members did not receive any variable remuneration over
performance year 2018, the link between remuneration and company performance is relative.
Furthermore variable remuneration

must be based on at least 50% non-financial

targets.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Development of directors’ remuneration, company performance and employee remuneration

2019 ING Group Annual Report on Form 20-F

FY 2019

FY 2019 vs FY 2018 FY 2018 vs FY 2017 4 FY 2017 vs FY 2016 FY 2016 vs FY 2015 FY 2015 vs FY 2014
Directors remuneration (Executive

Board)
1, 2, 3, 5
Ralph Hamers 2,016 15.2% -12.8% 1.4% 2.9% 51.4%
Tanate

Phutrakul
973 - - - - -
Koos Timmermans 818 -11.8%
Steven van Rijswijk 1,399 16.2% -11.8% - - -
Directors remuneration (Supervisory Board) 6
Hans Wijers 202 9.2% 340.5% - - -
Hermann-Josef Lamberti 141 1.4% -1.4% -5.4% 34.2% 37%
Jan-Peter Balkenende 99 0% 200% - - -
Henk Breukink 40 -68.3% -0.8% -8.6% 39% 8.7%
Mariana Gheorghe

118 12.4% 11.7% -4.1% 145% -
Eric Boyer de la Giroday 108 0% 1.9% -7% 23.9% 73.6%
Margarate Haase 98 55.6% - - - -
Mike Rees 73 - - - - -
Robert Reibestein 136 -1.4% 1.5% -1.4% 50% -2.1%
Herna Verhagen

30 - - - - -
Company’s performance 5, 6

-
Retail primary relationships (in mln) 13.3 7% 10% 9% 14% 9%
Profit before Tax

ING Group (continuing operations) (in mln)
6,834 0% -6% 23% -4% 66%
Underlying Return on Equity 9.4% -2% 1% 0% 2% 1%
Average employee remuneration
Average

fixed and annual variable remuneration
65 7% -1.1% - - -

1

The remuneration of the Executive Board consist of base salary and variable remuneration (total direct compensation).

2

Variable remuneration

of the Executive Board is included in the year in which the performance has been delivered. Thus prior to the year in which it has been paid out.

3

The fixed remuneration for the Executive Board has not changed over 2019. Hence, the relative total compensation increase from 2018 to 2019 is fully attributed to the fact that no variable remuneration was awarded over performance year 2018. In addition, since Tanate Phutrakul

has not been an Executive Board member for the full year and since Koos Timmermans left ING during the year, the comparison between 2018 and 2019 could not be made.

4

The decrease in 2018 versus 2017 comparison for the CFO and CRO is fully attributed to the fact that for performance year 2018 no variable remuneration has been awarded while over performance year 2017 variable remuneration was awarded. For the CEO the impact is less due to the fact that his fixed

remuneration was increased by 2.2% in 2018 compared to 2017. The fixed remuneration for the CFO and CRO remained the same.

5

Fixed remuneration for Executive

Board members within ING is not linked to company performance but is based on a benchmark exercise and total direct compensation of Executive Board members should stay below the median of the benchmark based on the
Dutch Banking Code. This has a mitigating effect on the correlation with the company performance.

6

Supervisory Board members do not receive any variable remuneration. Their remuneration is based on fixed fees related to their role and amount of meetings. The high fluctuations are caused by joining and leaving the Supervisory Board during the year,
change of roles during the year and the difference in the amount of meetings. Hence there is no correlation between the SB remuneration and the company performance.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

108

2019

Executive

Board

base

salary

As announced in our 2018 Annual Report, the base salary of all Executive Board members remained the same in 2019 as it was in 2018.
2019

performance

indicators

Executive

Board

As indicated in the remuneration policy, the performance of the Executive

Board is assessed on
non-financial and

financial indicators. The performance indicators

assessed for 2019 included the
following (overview of combined performance indicators of the Executive

Board members):
Financial performance indicators
◾

Underlying result before tax

◾

Net core lending
◾

Underlying return on equity (IFRS-EU)
à

hurdle for variable pay
◾

Underlying cost/income ratio

◾

Common Equity Tier 1 ratio (SREP)
à

hurdle for variable pay

Non-financial performance indicators
◾

Customer: ensuring growth of retail primary customers.
◾

Operational control: ensuring ING is a safe and compliant bank now and in the future, in line with regulations.

◾

Think Forward

Strategy: ensuring intended outcomes of key strategic initiatives are executed and result in improved

customer experience and commercial growth.
◾

People: driving initiatives to continue to be a healthy organisation and great place to work.
◾

Sustainability: increasing ING’s social and environmental impact through our sustainability activities
2019

Executive

Board

performance

evaluation

The table below highlights key achievements, collectively accomplished by the Executive Board in
2019 in the areas mentioned. It reflects both ING’s overall ambitions and the specific performance
priorities agreed with the Supervisory Board at the beginning of 2019.

Financial
performance
Achieved underlying result before tax

of €6,834 million down 9.2% from 2018,
reflecting a well-diversified

loan book with resilient margins, despite margin
pressure on customer deposits. The net profit is €4,781 million, up 1.7% from
2018.
Grew net core

lending by €17.2 billion (+2.9%); increased customer deposits by
€23.4 billion (+4.2%).
Realised underlying return on equity

(IFRS-EU) for ING Group of 9.4%, down
from 11.2% in 2018.
The underlying cost/income ratio decreased to 56.6% from 54.5% in 2018 driven by higher KYC, staff and regulatory costs (51% excluding regulatory costs).
Customer Increased the number of primary customers

by more than 830,000 to 13.3
million in 2019 (+6.7%).

The total retail customer base reaches 38.8 million.
Ranked number one in Net Promotor Score rela

tive to competitors in six of the
14 retail markets.
A growing share of Retail

customers only interacts with ING on their mobile
device, up from 26% in 2018 to 37% in 2019. Increase in conversion of customer interactions into sale, with seven times higher mobile sales in 2019 than in 2016.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Operational
Control
In 2019 countering financial

and economic crime remained a priority:

◾

The number of FTEs working globally on know your customer (KYC) related activities has increased to ~4,000.

◾

The increased focus on KYC and efforts to streamline operations are leading to an increased number of accounts being closed, including inactive accounts or accounts of which the customers were insufficiently responsive
to information requests.
◾

Further progress

was made in strengthening the global KYC organisation
and governance structure throughout ING.
◾

Further progress

was made in the global roll-out of KYC tools to enable the
onboarding of customers and monitor their transactions across ING’s global network in a more effective and consistent way.
◾

The implementation of a systematic integrity risk analysis in all business lines and regions was completed, contributing to consistent KYC risk assessments across the bank.
ING keeps investing in regulatory compliance, developing promising tools to
increase accuracy and efficiency in KYC operations:
◾

A virtual alert handler using artificial

intelligence (AI) to sort “false positives”
from the alerts that need more investigation, so far reducing

“false
positives” by half.
◾

A tool to detect instances of fraudulent transactions related to “smurfing”;
the practice of breaking up transactions into smaller amounts to evade conventional rule-based monitoring systems.
◾

An advanced AI-based anomaly detection model to automatically analyse and detect new potentially suspicious behaviour in foreign currency clearing and settlement that ING executes on behalf of others.
◾

Development of SparQ, a global platform that uses AI to automate the process of turning regulation into policy. It gives insight into applicable regulations, identifies changes, helps analyse documents

and can link
regulation directly to our policies.
ING is committed to periodically providing the Dutch central bank (DNB) with regular updates on the progress

made.
Execution Think
Forward

Strategy
Important steps taken in the major digital transformation programmes :
◾

Unite be+nl:

Reduced the branch footprint and introduced two

common
digital channels across Belgium and Netherlands (OneApp and OneWeb)
that have been piloted with customers. Introduction of one platform for all customer-facing collegues to allow supporting customers faster and in a more uniform way.
◾

Maggie (former Model Bank):

The digital platform has now over 450,000
active customers and the platform is ready to onboard customers from
Italy, Spain and France

in the coming years.
◾

Welcome: ING in Germany completed the programme early 2019 after introducing a new mobile app (One App) and a Go2Place platform including
e-signature, multi-banking account overview, forecasting,

third-party
services and end-to-end digital process for account opening, consumer loans and mortgages.
◾

Wholesale TOM:

Improved the experience of the ING’s Wholesale Banking
customers through the implementation of target solutions in Financial
Markets, Lending and Tra

nsaction Services, setting up a pan-European Daily
banking Desk and by expanding our client platform InsideBusiness, which is used by more than 18,000 international clients.
New initiatives developed and aligned with partners to improve the customer experience being:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

110

◾

ING’s partnership with AXA

reached another milestone in 2019 by going live
with its global platform, which will provide home, mobility and health insurance services in six markets via the mobile app. The first product launched on the platform is home insurance, delivered by the ING mobile app in Italy. This is in addition to the six products launched outside the platform in 2019.
◾

Yolt
, ING’s personal finance

aggregator, reached over one million users and
was chosen as the best personal finance

app at the International Payments
Awards 2019.
◾

The launch of instant payments

in Netherlands and Belgium, enabling
money to be available in five seconds to the beneficiary

every moment of
the day all year round.
◾

Introduction of ApplePay

to enhanced the experience of our mobile app
users.
◾

In order to improve

the credit decision process for Wholesale Banking
clients, ING has invested in Flowcast . This is a start-up that uses machine learning algorithms to create predictive models that reduce risk and unlock credit to businesses.
Major milestone achieved in the blockchain area :
◾

ING joined a consortium with MineHub to develop a blockchain-based platform that would help ING clients in the metals and mining sector to lower costs, increase transparency

and contribute to sustainable production
and trading.
◾

First client transaction completed on Komgo, a platform that digitalises and streamlines trade and commodity finance.
People The Organisation Health Index (OHI) survey carried out 2019 showed room for improvement. The overall

health score is a performance indicator measuring
organisational health relative to a global benchmark of 1,900 companies.
Although ING continues to outperform our peers in most areas, there was a decline in the 2019 results.
Sustainability
In September ING published the first

progress report

on
Terra , ING’s approach
to steer its €600 billion lending book in line with the goals of the Paris
Agreement to keep global warming to well-below two degrees.
The disclosure addresses developments and climate alignment for the sectors:
power generation, fossil fuels, automotive, shipping, aviation, steel, cement, residential mortgages and commercial real estate.

These are the sectors in
ING’s portfolio that are most responsible for greenhouse gas emissions. In a
Climate Alignment Dashboard (CAD) the report presents which sectors are on track for climate alignment and where work is still in progress.

This climate
change disclosure is a first for banks.
ING is recognised as an A-list company for leadership on climate action for the
fifth

year in a row by CDP, the leading global environmental disclosure platform.
In 2019 ING reinforced

the commitment to help customers reach their
sustainability goals by closing more than twice the amount of sustainable finance deals compared to 2018.
Variable

remuneration outcome
Based on these achievements, the Supervisory Board has concluded that the Executive Board members did well overall to deliver these results.

This was despite a challenging rate environment
and increase in costs related to the KYC enhancement programme.

Although the underlying result
before tax and underlying return on equity decreased compared to 2018, good progress was made
in the execution of the Think Forward Strategy.

This is shown by the continued growth of the
primary customer base and the increase in mobile interactions by retail customers. Risk costs remained below the through-the-cycle average.

ING also continued executing the KYC
enhancement programme, with strong governanc

e

from top management, more FTEs working in

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Total direct compensation for individual Executive Board members

2019 ING Group Annual Report on Form 20-F

KYC and the roll out of global KYC tools. In sustainability ING remains a leading company, making further progress with the Terra

approach by partnering with 30 other banks to steer the lending portfolio towards the climate goals of the Paris Agreement. Overall this has resulted in a variable
remuneration for the Executive

Board members of between 15 and 16%.

2019

Executive

Board

remuneration

The tables below (i.e. total direct compensation, pension costs and other emoluments) show the remuneration awarded

to individual Executive Board members with respect to the performance years 2019, 2018 and 2017. The 2019 figures reflect

a partial year as Executive Board members for
Tanate

Phutrakul and Koos Timmermans. The 2018 figures reflect an entire year for all three active members of the Executive Board. The 2017 figures reflect a partial year as Executive Board members for Koos Timmermans and Steven van Rijswijk.

All remuneration of the Executive

Board is paid directly by ING, in other words no payments have been made by any of our subsidiaries.

2019 2018 2017
Amounts in euros (rounded figures)
Amount
Number of
shares Amount
Number of
shares Amount
Number of
shares
Ralph Hamers (CEO)
Base salary 1,750,000 1,750,000 1,713,000
Variable remuneration

(fully in shares)¹
266,000 25,726 293,000 18,547
Tanate

Phutrakul (CFO)
2
Base salary 831,100
Variable remuneration

(fully in shares)¹
141,400 13,675
Koos Timmermans (CFO) 3
Base salary 802,400 1,203,600 781,000
Variable remuneration

(fully in shares)¹
16,000 1,553 104,000 6,612
Steven van Rijswijk (CRO)

Base salary 1,203,600 1,203,600 781,000
Variable remuneration

(fully in shares)¹
195,000 18,858 104,000 6,584
Total

aggregated base salary

4,587,100 4,157,200 3,275,000
Total

aggregated variable remuneration

618,400 501,000
Total

aggregated number of shares

59,812 31,743

1

The number of shares is based on the average ING share price (€10,34) on the day on which the year-end results were published.
2

Tanate Phutrakul

was appointed to the Executive Board immediately following the 23 April 2018 AGM. This amount of variable remuneration reflects his period as an Executive Board member.

Thus, for the period from 23 April 2019 – 31
December 2019.
3

Koos Timmermans left ING per 7 February 2019 as an Executive Board member.

Until 31 August 2019 he received an
advisor fee for the period in which he transferred his activities to his successor. Thus the base salary reflects the payments from 1 January 2019 – 31 August 2019. The amount of variable remuneration however, only reflects his period as an
Executive Board member.

Thus, for the period from 1 January 2019 – 7 February 2019.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Pension costs for individual Executive Board members

Other emoluments

2019 ING Group Annual Report on Form 20-F

Pension

costs

Members of the Executive Board participate in the Collective

Defined Contribution

(CDC) pension
plan. In 2019, pension accrual only applied to salary up to an amount of €107,593. The table below
shows the pension costs of the individual members of the

Executive Board in 2019, 2018 and 2017.

Amounts in euros (rounded figures) 1 2019 2018 2017
Ralph Hamers 23,000 26,000 30,000
Tanate

Phutrakul
2
16,000 – –
Koos Timmermans 3 15,000 26,000 19,000
Steven van Rijswijk 23,000 26,000 19,000

1

Pension accrual only applies to salary up to an annually set amount (i.e. €103,317 for 2017, €105,075 for 2018 and
€107,593 for 2019).

2

Tanate Phutrakul

was appointed to the Executive Board immediately following the 23 April 2018 AGM. Thus, the figures reflect a partial year as an

Executive Board member.

3

Koos Timmermans left ING per 7 February 2019 as an Executive Board member. Until 31 August 2019 he received an advisor fee for the period in which he transferred his activities to this successor. Thus the pension costs reflect the period from 1 January 2019 – 31 August 2019.
Benefits
The individual members of the Executive Board receive other emoluments, including savings allowances to compensate for

the loss of pension benefits

on salary above €107,593 for 2019,
employer contributions to savings schemes,

reimbursement of costs related to home/work
commute, costs associated

with a company car and

for expats, the costs associated with housing
and schooling.

The other emoluments amounted in 2019, 2018 and 2017 to the

following costs.

Amounts in euros (rounded figures) 2019 1 2018 2017 2
Ralph Hamers 521,000 561,000 624,000
Tanate

Phutrakul
235,000 – –
Koos Timmermans 3 231,000 408,000 290,000
Steven van Rijswijk 367,000 369,000 274,000

1

The 2019 emoluments reflect the partial

year as an Executive Board member for Tanate

Phutrakul.
2

The 2017 emoluments for Koos Timmermans and Steven van Rijswijk reflect the partial year as an Executive Board
member.

3

Koos Timmermans left ING per 7 February 2019 as an Executive Board member. Until 31 August 2019 he received an advisor fee for the period in which he transferred his activities to his successor. Thus the emoluments reflect the period from
1 January 2019 – 31 August 2019.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Other emoluments in more detail 2019

Total remuneration

2019 ING Group Annual Report on Form 20-F

Amounts in euros (rounded figures)
Ralph

Hamers
Tanate
Phutrakul 2
Koos
Timmermans 3
Steven van
Rijswijk
Contribution individual savings 61,000 29,000 28,000 42,000
Individual savings allowance 391,000 179,000 175,000 261,000
Travel

and accident insurance
18,000 13,000 2,000 18,000
Other amounts 1 50,000 15,000 26,000 46,000

1

Other amounts contains the following elements: personnel facility (mortgage),

tax and financial planning,

one-off
compensation for Steven van Rijswijk for retroactive tax impact of use of company car and temporary housing for Tanate
Phutrakul.

2

The 2019 emoluments reflect the partial

year as an Executive Board member for Tanate

Phutrakul.

3

Koos Timmermans left ING per 7 February 2019 as an Executive Board member. Until 31 August 2019 he received an advisor fee for the period in which he transferred his activities to his successor. Thus the emoluments reflect the period from
1 January 2019 – 31 August 2019.
Total

remuneration

The table below contains the total remuneration of the Executive

Board members over 2019.

Amounts in euros
(rounded figures)
Base salary
Variable
remuneration
Total

direct
compensation Pension Emoluments
Total
remuneration
Ralph Hamers 1,750,000 266,000 2,016,000 23,000 521,000 2,560,000
Tanate

Phutrakul
831,100 141,400 972,500 16,000 235,000 1,223,500
Koos Timmermans 802,400 16,000 818,400 15,000 231,000 1,064,400
Steven van Rijswijk 1,203,600 195,000 1,398,600 23,000 367,000 1,788,600

As recognised in the profit or loss statement of 2019, the expenses for each member of the
Executive Board (active on 31 December 2019), while serving on the Executive Board,

amount to
€2.4 million for the CEO, €1.1 million for the CFO and €1.7 million for the CRO.
Long-term

incentives

awarded

in previous

years

Long-term incentives to the Executive

Board members in previous years are disclosed in the table
ING shares held by Executive Board

members.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Options held by Executive Board members
2019 ING Group Annual Report on Form 20-F

Employee

stock

options

The table below contains information on the outstanding employee stock options and the movements during the financial year of employee stock options held by the members of the Executive Board on 31
December 2019 including those awarded prior to their appointment to the Executive Board.

Number of options
Outstanding on
31 December
2019 Exercised in 2019
Waived or
expired in 2019
Outstanding on
31 December
2019
Grant price in

euros Grant date Vesting date Expiry date
Ralph Hamers

19,985 19,985 2.90 19 March 2009 19 March 2012 19 March 2019
22,124 22,124 7.35 17 March 2010 17 March 2013 17 March 2020
Tanate

Phutrakul
4,163 4,163 2.90 19 March 2009 19 March 2012 19 March 2019
11,062 11,062 7.35 17 March 2010 17 March 2013 17 March 2020
Steven van Rijswijk 1,688 1,688 2.90 19 March 2009 19 March 2012 18 March 2019
11,658 11,658 2.90 19 March 2009 19 March 2012 18 March 2019
2,318 2,318 7.35 17 March 2010 17 March 2013 16 March 2020
10,694 10,694 7.35 17 March 2010 17 March 2013 17 March 2020

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Shares vested for Executive Board members during 2019

2019 ING Group Annual Report on Form 20-F

Shares
Deferred shares are shares

conditionally granted subject to a tiered vesting over a period of five years (for awards in 2019 and before), with the ultimate value of each deferred share based on ING’s share
price on the vesting date. This is all conditional on there being no holdback.

Number of shares
Shares 2 Grant date
Vesting date

End date of
retention period
No. of shares
granted 5
No. of shares
vested
Vesting price in
euros
No. of unvested
shares remaining 6
Ralph Hamers

LSPP 11 May 2016
11 May 2019

11 May 2021 28,404 5,682 10.44 0
LSPP 11 May 2017
11 May 2019

11 May 2022 23,092 4,618 10.44 4,619
LSPP 10 May 2018
11 May 2019

10 May 2023 18,547 2,225 10.44 8,903
Tanate

Phutrakul
1 LSPP Units 3 27 March 2015 27 March 2019 N/A 6,915 922 10.55 0
LSPP Units 3 25 March 2016 27 March 2019 N/A 7,987 1,065 10.55 1,065
LSPP Units 3 27 March 2017 27 March 2019 N/A 6,032 482 10.55 1,931
LSPP Units 3 27 March 2018 27 March 2019 N/A 4,972 2,983 10.55 1,989
LSPP 27 March 2019 27 March 2019 27 March 2020 2,837 1,702 10.55 1,135
Koos Timmermans LSPP
4
11 May 2016
11 May 2019

11 May 2021 18,278 0 - 0
LSPP
4
11 May 2017
11 May 2019

11 May 2022 15,838 1,465 10.44 3,169
LSPP 10 May 2018
11 May 2019

10 May 2023 10,139 1,216 10.44 4,867
Steven van Rijswijk 1 LSPP 25 March 2016 27 March 2019 27 March 2020 19,362 3,227 10.55 0
LSPP 27 March 2017 27 March 2019 27 March 2020 13,890 2,315 10.55 2,315
LSPP 27 March 2018 27 March 2019 27 March 2020 3,460 346 10.55 1,384
LSPP 10 May 2018
11 May 2019

10 May 2023 6,584 790 10.44 3,160

1

Shares granted to Tanate

Phutrakul (March 2015 to March 2019) and Steven van Rijswijk (March 2016 to March 2018) were awarded for their performance in positions prior to their Executive Board appointment.
2

All current Executive Board members participate in ING Group Long

Term Sustainable Performance Plan (LSPP) under which plan rules they receive their shares.

3

Deferred share units of Tanate

Phutrakul are cash settled instruments. The value of these are based on ING Group’s share price at the vesting date. No retention period applies.
4

The (partial) holdback (3,657 and 1,702) of the outstanding deferred variable remuneration, is effectuated on these grants.
5

Number of shares granted includes both deferred and upfront part awarded at the granting date.
6

The balance of unvested shares post holdback, where applicable.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Total value of vested and unvested shares of Executive

Board members - 2019

Loans and advances to individual Executive Board members

- 2019

Loans and advances to individual Executive Board members -

2018

Loans and advances to individual Executive Board members

- 2017

ING shares held by Executive Board members

2019 ING Group Annual Report on Form 20-F

Amounts in euros (rounded figures) Vested shares
Unvested
shares

Share price in
euros 1
Total

value
Ralph Hamers 12,525 13,522 10.68 278,000
Tanate

Phutrakul
7,154 6,120 10.68 142,000
Steven van Rijswijk 6,678 6,859 10.68 145,000

1

The opening stock price on 31 December 2019.

Loans

and advances

to Executive

Board

members

The table below presents the loans and advances provided to Executive

Board members that were
outstanding on 31 December 2019, 2018 and 2017. These loans were provided on market conditions with due observance of the applicable policies within ING.

Amount in thousands of euros
Amount
outstanding
31 December
Average
interest rate Repayments
Ralph Hamers 2,402 1.4% 97
Tanate

Phutrakul

- - -
Steven van Rijswijk - - -

Amount in thousands of euros
Amount
outstanding
31 December
Average
interest rate Repayments
Ralph Hamers 2,499 1.4% -
Koos Timmermans 182 6.2% -
Steven van Rijswijk - - -

Amount in thousands of euros
Amount
outstanding
31 December
Average
interest rate Repayments
Ralph Hamers 2,499 1.4% -
Koos Timmermans 182 6.2% -
Steven van Rijswijk - - -
ING shares

held

by Executive Board members

Executive Board members are encouraged to hold ING shares

as a long-term investment to
maintain alignment with ING. The table below shows an overview of the shares held by members of the Executive Board on 31 December 2019, 2018 and 2017.

Numbers of shares

2019 2018 2017
Ralph Hamers 93,833 67,392 58,094
Tanate

Phutrakul

9,200 - -
Steven van Rijswijk 69,490 66,153 59,914

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

Supervisory Board remuneration structure

2019 ING Group Annual Report on Form 20-F

117

2020

Executive

Board

remuneration

The Supervisory Board decided to increase the base salary of the Executive Board members by
1.5% as of 1 January 2020. This decision was based on reliable indexation reference points,
including the Consumer Prices Index 2020 (forecast) in line with the proposed Executive

Board
Remuneration Policy 2020. This increase is below

the CLA increase in the Netherlands.
4

For 2020 the following target

areas will be taken into account.

Financial
◾

Profit before tax

◾

Return on equity

Non-financial

◾

Customer – Retail primary customers

◾

People – Organisational Health Index

◾

Strategy – executing Think Forward

Strategy
◾

Sustainability – Terra

◾

Regulatory – deliver commitments to regulators (CRO)

◾

Manage financial

and non-financial

risk within Board approved risk appetite (CRO)
Remuneration

Supervisory

Board

Supervisory Board remuneration

policy
The current remuneration

policy for the Supervisory Board, as approved at the AGM on 25 April
2016, aims to:
◾

Provide a simple and transparent

structure
◾

Bring remuneration levels

in line with peers and with levels adequate to attract qualified
(international) Supervisory Board members
◾

Align remuneration with increased responsibilities

and time spent.

The Supervisory Board remuneration levels for 2019, similar to 2018, are shown below:

Annual fees in euros 2019
Chairman Supervisory Board 125,000
Vice chairman Supervisory Board 95,000
Supervisory Board member 70,000
Committee fees (annual amounts)
Chairman committee 20,000
Member committee 10,000
Attendance fees (per event)
Attendance fee outside country of residence 2,000
Attendance fee outside continent of residence 7,500

The remuneration of Supervisory Board members is not paid out in equity (i.e. solely cash).
Furthermore, Supervisory Board members are

not eligible for any variable remuneration. In
addition, members of the Supervisory Board are reimbursed for their travel and ING-related
business expenses.

4

The collective salary increase based on the Collective Labour Agreement in the Netherlands (agreed for the period from 1
January 2019 – 31 December 2020), per 1 September 2019 was 3% for all

employees in the Netherlands. In addition, per 1
September 2020 another collective salary increase of 3% will take place.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 Remuneration Supervisory Board

ING shares held by Supervisory Board members

Employee stock options on ING Groep N.V. shares held by

members of the Supervisory Board on
31 December 2019

2019 ING Group Annual Report on Form 20-F

2019 Remuneration

Supervisory Board
The table below shows the remuneration, including attendance fees per Supervisory Board member.

All fees for the Supervisory Board are paid directly by ING, in other words no payments have been
made by any of our subsidiaries.

2019 2018 2017
Amount in euros (rounded figures) Remuneration VAT Remuneration VAT Remuneration VAT
Hans Wijers (chairman) 167,000 35,000 153,000 32,000 35,000 7,000
Hermann-Josef Lamberti (vice-
chairman)
141,000 139,000 141,000
Jan Peter Balkenende 82,000 17,000 82,000 17,000 27,000 6,000
Henk Breukink¹ 33,000 7,000 104,000 22,000 105,000 22,000
Mariana Gheorghe 119,000 105,000 94,000
Eric Boyer de la Giroday 108,000 108,000 106,000
Margarete Haase 98,000 63,000
Mike Rees² 73,000
Robert Reibestein 112,000 24,000 114,000 24,000 112,000 24,000
Herna Verhagen³ 25,000 5,000

1

Henk Breukink stepped down as of 23 April 2019. The remuneration figures for 2019 reflect a partial year as a member of
the Supervisory Board.

2

Mike Rees was appointed to the Supervisory Board by the 23 April 2019 AGM. His appointment became effective as of the
end of the AGM. The remuneration figures for 2019 reflect a partial year as a member of the Supervisory Board.

3

Herna Verhagen was appointed to the Supervisory Board by the 23 April 2019 AGM. Her appointment became effective as of 1 October 2019. The remuneration figures for 2019 reflect a partial year as a member of the Supervisory

Board.

Compensation of former members of the Supervisory

Board who are not included in the table above
amounted to nil in 2019, €69,000 in 2018 and €344,000 in

2017.
Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and

insurance services from ING Group and

its
subsidiaries in the ordinary

course of their business and on terms that are customary

in the sector.
The Supervisory Board members do not receive privileged financial services.

On 31 December 2019,
there were no loans and advances outstanding

to Supervisory Board members.
ING shares and employee stock options held by

Supervisory Board members
Supervisory Board members are permitted to hold ING shares as a long-term investment. The table
below shows

the holdings by members of the Supervisory Board on 31 December

2019, 2018 and
2017.

Numbers of shares

2019 2018 2017
Hermann-Josef Lamberti 5,700 5,700 5,700
Eric Boyer de la Giroday 47,565 47,565 47,565
Margarete Haase 800 800

The following table contains information on employee stock options outstanding and awards vested for Supervisory Board members.

Number of stock options
Outstanding
on 31
December
2019
Expired in
2019
Outstanding
on 31
December
2018
Expired in
2018
Outstanding
on 31
December
2017
Expired in
2017
Eric Boyer de la Giroday - - – 113,479 113,479 113,479
2020 Remuneration

Supervisory Board

The Supervisory Board decided not to change the metrics for 2020.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

General information

for all staff
FOR INFORMATION

ONLY

The primary objective of ING’s remuneration principles is to enable ING to attract, motivate and retain qualified and expert leaders as well as senior staff

(including Executive Board members) and
other highly qualified

employees. Our remuneration principles apply to all employees, including
Executive Board members. The approach did not change in 2019.

The principles are an integral part of ING’s corporate strategy and risk profile. They maintain a
sustainable balance between short and long-term value creation and build on ING’s long-term responsibility towards customers, society and other stakeholders.

ING’s remuneration principles apply to all staff and are embedded in ING’s Remuneration
Regulations Framework

(IRRF). The IRRF complies with relevant international and local legislation and regulations.

Our remuneration

principles

Our remuneration principles apply to all employees and comprise the following:

Aligned with business strategy
ING’s remuneration principles are aligned with the business strategy and company goals.
Creates long-term value
ING’s remuneration principles contribute to long-term value creation and support a focus on the long-term interests of its stakeholders, including employees, customers and shareholders.
Responsible and fair
In line with our Orange Code values and behaviours, ING acts responsibly and treats staff fairly across the globe.
Mitigates risk and optimises controls
Risk management is an enabler of long-term value creation. ING ensures its remuneration principles are properly correlated

with its risk profile and stakeholder interests.
Performance driven
ING operates a robust performance management process linked to remuneration to steer and
motivate all employees to deliver on its strategic goals, aiming to reward success and prevent
rewarding

for failure.
Sustainable

ING supports the sustainable recruitment, engagement and retention of all employees.
Performance management

We aim to reward

for success and avoid rewarding

for failure. That is why ING’s remuneration
approach is strongly linked to a comprehensive performance

management process. Outcomes of
performance evaluations

provide direct input for remuneration.

This does not necessarily mean
that performance is directly linked to variable remuneration since within ING not all employees are eligible for variable remuneration. In the Netherlands, for example the vast majority of the employees do not receive any variable remuneration.

Step Up Performance Management is our global performance management approach applicable to the majority of employees.

It aims to improve people’s individual performance and thereby their team performance and ultimately ING's performance.

Step Up Performance Management is one of
our people practices that help to increase focus, alignment and transparency. We do this through
continuous conversations between managers, employees and teams. To support these
conversations, there are three

formal moments to discuss performance during the year: target setting, mid-year review and year-end evaluation.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The Step Up Performance Management approach consists of three dimensions:
◾

Job: the impact employees have in their daily work on an individual and team level, based on factors such as qualitative job description, dynamic planning and specific selected quantitative
priorities.
◾

Orange Code behaviours: how employees do their work and how effective their behaviour is as a professional and colleague. We

expect all employees to act in line

with ING’s Orange Code.
◾

Stretch Ambitions: at ING, we believe high performance requires stretch and investment (to
achieve the stretch). Therefore

we ask people to set ambitions

beyond their day-to-day role and
connect their personal passion, expertise or interest with the long-term success of ING.

All targets are

agreed between the employee and their manager, as well as within management teams, to ensure consistency across the bank. ING uses

three labels to evaluate performance:
excellent, well done and improvement required.

Step Up Performance

Management

does not

prescribe the

targets employees

should set.

However,
the following

regulatory requirements

apply to

specific

groups:
◾

For employees eligible for variable remuneration,

a minimum of 50% non-financial

priorities.

◾

For all employees in control functions (Legal,

Risk, Finance, Compliance, Audit and HR), no
individual financial

KPIs are allowed, unless required

by local law.

◾

For identified risk takers, risk mitigation measures may lead to a downwards adjustment of the performance outcome and negatively affect variable remuneration (a risk modifier can be applied).
Total

direct compensation
Total

direct compensation is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

ING aims to provide total direct compensation levels for expected business and individual performance which, on average, are at the median of the markets in which we operate, benchmarked against relevant peer groups. In line with the Dutch Banking Code, for the Executive
Board and the Management Board Banking we aim for a level below the median. To ensure

we
adhere to this policy, we regularly monitor and benchmark salary levels across ING.

Fixed remuneration represents

a sufficiently

high proportion, in line with the level of expertise and
skills, and allows a fully flexible variable remuneration award. In case no variable remuneration is
awarded, the compensation level is still sufficient for a decent standard of living. Variable remuneration is performance driven, subject to regulatory caps and prevents excessive

risk taking,
where applicable.
The comprehensive

process

around

variable

remuneration

The awarding of variable remuneration, where applicable, is based on individual, business line and bank-wide performance

criteria unless local

legislation prescribes

otherwise. In all ING countries, we
adhere to the applicable variable remuneration

caps. In the Netherlands, for example, we apply a
variable remuneration cap of 20% with limited exceptions in line with the Dutch Remuneration
Policy for Financial Enterprises Act (Wet Beloningsbeleid Financiële Ondernemingen, hereafter
‘WBFO’).

For Identified

Staff (i.e. staff considered to have a material impact on ING’s risk profile),

at least 40%
of variable remuneration is deferred

over a period of three to five years with a tiered vesting
schedule. Furthermore, at least 50% of variable

remuneration is awarded

in equity (linked
instruments).
Performance and

risk assessment
ING applies measures to mitigate risk relating to variable remuneration.

Our global remuneration
policy takes into consideration risk, capital, liquidity and the likelihood and timing of earnings.
Measures include pre-award

and post-award risk assessments of variable remuneration.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In 2019, the Management Board Banking and the Supervisory Board approved the Variable
Remuneration Accrual Model (VRAM) set-up and approach for determining the 2019 variable remuneration pool based on the new VRAM formally approved

in 2018.

The VRAM takes a holistic view of the overall performance of ING across three key dimensions:

(i)

financial,

(ii)

non-financial,

and

(iii)

risk.

Within each of these three elements specific criteria are used to measure performance (e.g.
customer, people, strategy, operational excellence, financial and non-financial risk).

The proposal for the variable remuneration

pool is prepared by Human Resources,

Risk and Finance,
and in line with the VRAM principles. The Management Board Banking then proposes the amount of the overall variable remuneration

pool to the Supervisory Board, taking into account the advice of the Risk and the Remuneration committees.

The variable remuneration pool (for both individual and collective variable remuneration), encompasses all employees eligible for variable remuneration globally, including Identified Staff.

ING takes a multi-step approach to determine whether to award variable remuneration in a given
performance year and the maximum amount of the pool. Within this process, a range of risk elements is assessed at various levels and, where appropriate, risk adjustments are made to the
variable

remuneration pools at both a group and business line level.

Risk and performance hurdles
To

unlock the variable remuneration pools, regulatory

and performance hurdles must be met.
These are:
◾

The Common Equity Tier 1 (CET1) ratio must be at or above the threshold established by
applicable regulations;
◾

The Return on Equity (RoE – IFRS-EU) is equal to or higher than the percentage determined at the beginning of each performance year by the Management Board Banking and the Supervisory
Board;

◾

If both the CET1 ratio and RoE are met, the maximum variable remuneration pool is unlocked, as
accrued in line with the VRAM; and

◾

If only one (or none) of the two tests is met, in principle, no bank-wide variable remuneration pool is released.

A variable remuneration pool is also separately

accrued for staff in control functions and support
functions and for those employees subject to a collective

variable remuneration plan. The amount
is defined by the Management

Board Banking and approved by the Supervisory Board.

Risk adjustments
In determining the overall size of the variable remuneration pool, a multi-layered, consistent and
bank-wide approach to risk tests and adjustments is applied to the process, based on an assessment by the chief risk officer.
To

establish appropriate ex ante risk adjustments, there are measures to assess the bank’s current
and future risks and whether performance sufficiently

aligns with risk appetite levels. The risk
adjustment assessment includes measurements on ‘forward looking’ capital, liquidity and non-
financial risk, where adjustments are made on deviation from risk appetite.

In addition, ex post risk adjustments are a key element in the process of determining both final variable remuneration pools and individual awards.

Here, the chief risk officer

may provide
additional input at a more granular level to risk adjust (downwards)

ING’s overall or business line
and/or country variable remuneration

pools in circumstances where a business line or a specific
unit is not performing in line with desired risk parameters or based on events that have a material impact on ING’s

financial

results or reputation.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The ex ante and/or ex post risk adjustments require

Supervisory Board approval, taking into
account the input of the Risk and Finance functions and the advice of the Risk and Remuneration
Committees.

The final risk adjustment

measure lies in the individual performance assessment itself. An employee’s performance is extensively assessed before variable remuneration is proposed and
awarded. Every

manager carefully assesses the performance delivered by their individual team members on the basis of pre-agreed performance priorities and in line with the Step Up
Performance Management framework. In addition, managers have the discretionary power to lower the proposed variable remuneration

if risk taking is perceived as inappropriate.

In this way,
variable remuneration is aligned with any additional risks identified during the performance year on an individual basis.

Additional risk requirements apply to Identified Staff who are considered risk takers in accordance with CRD IV.

These risk requirements set the minimum standards to be met during the performance year.

Deviation from these standards may lead to downward

adjustment of the variable
remuneration, a so-called risk modifier. This process

is run independently by the Risk function for
which the chief risk officer

is ultimately responsible. The Supervisory Board, advised by its Risk
Committee, is responsible for Risk Takers

within the Management Board Banking.

Finally, a post-award risk assessment can be applied. This assessment analyses whether any events or findings occurred that should lead to a downward adjustment of variable remuneration of previous years by applying a holdback (i.e., forfeiture

of up to 100% of the awarded, but
unvested, variable remuneration)

or clawback (surrender of up to 100% of the paid or vested
variable remuneration).

Shareholders

’

mandate

to exceed

100%

variable

remuneration

cap

ING’s remuneration policies comply with international and local legislation and regulations. Under the WBFO (which sets various requirements on remuneration),

financial institutions

are permitted
to set a variable remuneration cap higher than 100% of fixed remuneration for employees outside of the European Economic

Area (EEA), provided that the higher cap is approved

by shareholders
and does not conflict

with ING’s capital adequacy requirements.

At the 2017 AGM, shareholders approved

to apply an increased maximum percentage of up to
200% for employees outside the EEA for a period of five

performance years, from 2017 up to and
including 2021. ING uses this facility very rarely. In 2019, it was applied to no employees worldwide.
2019

specifics

The total amount of variable remuneration awarded

to all eligible employees (worldwide) for 2019
was €378 million, compared to total employee costs of €5,755 million.

For 2018, the total amount
was €303 million and €403 million for 2017. In comparison,

the total employee costs in 2018 were
€5,420 million and €5,202 million in 2017.

Variable remunerati

on includes both individual and
collective variable remuneration such as profit sharing arrangements.

In 2019, eight employees in the Corporate staff, Wholesale Banking and Retail Banking business lines - excluding members of the Management Board Banking - were awarded total annual remuneration (including employer pension contributions and severance payments made) of €1 million or more. In comparison, in 2018 seven employees were awarded total annual remuneration
of €1 million or more and 14 employees in 2017.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Summary and further explanation of the proposed

new
remuneration

policy for the Executive

Board and Supervisory
Board from

2020

FOR INFORMATION

ONLY

Executive

Board:

proposed

remuneration

policy

2020

ING's 2019 EB Remuneration Policy has been in place since 2010, with legal amendments adopted in 2011, 2014, 2015 and 2017, as described above. In line with the Dutch Act on Implementation of
SRD II, the Supervisory Board will propose a new Executive Board remuneration policy to
shareholders at the 2020 AGM, where it will be subject to a binding approval vote.

The full proposal
will be provided to our shareholders.

Once adopted by the AGM, the new Executive Board

remuneration policy will be effective
retroactively from 1 January 2020 until the 2024 AGM at the latest. The rem uneration policy is
available in full on ING's corporate website https://www.ing.com/remuneration

.

In case of any
differences between this summary and the published Executive Board remuneration policy, the
latter is leading. In the event of proposed changes to the new Executive Board remuneration policy,
it will be subject to AGM approval.

The objective of ING's new Executive Board remuneration

policy is to enable ING to attract,
motivate and retain leaders with the ability, experience, skills, values and behaviours to meet ING's strategic priorities and its stakeholder interests. In designing the new Executive Board remuneration
policy, many factors were taken into account, such as the amount of fixed and variable remuneration, the performance measures

used and, ING’s risk appetite and scenario analyses
(taking into account internal pay ratios and stakeholder support).

ING recognises that remuneration

is an area of particular interest to stakeholders including
shareholders, employees and customers. The Supervisory Board actively engages with stakeholders and takes into account their views as well as ING’s need to attract, motivate and retain leaders with the ability, experience, skills, values and behaviours to meet its strategic priorities and its stakeholder interests.

In line with various regulations, in the course of formulating this policy, the Supervisory Board consulted various stakeholders in meetings, conference calls and through online surveys. Such stakeholders included Retail and Wholesale

Banking customers, investors, analysts, rating
agencies, shareholder advisory firms, trade unions, employee representatives, regulators, politicians and the current members of the Executive Board.

The Supervisory Board notes that stakeholder views, especially on remuneration, can vary.
However, the Supervisory Board values the insight and engagement that these interactions provide, including the expression of different views. This engagement is meaningful and helpful to the
Supervisory Board and contributes directly to the advice made by its Remuneration Committee.
The feedback received from

stakeholders was taken into account when drafting this proposed remuneration policy.
Governance
The Supervisory Board and the Remuneration Committee are

responsible for reviewing the
Executive Board remuneration

policy at least annually, taking into account regulatory
requirements, stakeholder views, ING's benchmark position, internal pay ratios and whether policy incentives take into consideration risk, capital, liquidity and the likelihood and timing of earnings.
Following the periodic reviews,

the Supervisory Board can propose amendments to the Executive
Board remuneration policy.

The amended Executive Board remuneration

policy will be submitted to
shareholders at the AGM for binding approval.

In case of no amendments the policy will be
submitted to the AGM for approval

every four years.
The Risk Committee will, at least, annually review the remuneration policy and may recommend
actions to be taken by the Supervisory Board regarding the establishment of a sound Executive
Board remuneration policy without prejudice

to the tasks of the Remuneration Committee.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Remuneration components
The individual base salaries are set according to the role, responsibilities and experience of each
Executive Board member with reference

to market practice. The below factors are given
consideration in determining base salaries:
◾

the individual’s level of skill and performance;
◾

ING’s business performance, and market conditions;
◾

internal pay ratios

and salary increases for other ING employees within the wider ING group;

◾

remuneration level within the external peer group;
◾

public indexation reference

points (e.g. consumer price index);

◾

stakeholder views.

The Remuneration Committee

reviews the individual base salaries of the Executive Board

members
each year and advises the Supervisory Board on this. Potential future salary increases take into account the factors highlighted above. The Supervisory Board will pro

-actively report the base
salary development in the Annual Report. If any significant changes to

Executive Board base
salaries are to be proposed, a stakeholder consultation will be carried out.

In line with the Dutch Banking Code, ING aims for the total direct remuneration of members of the
Executive Board to be below the median when benchmarked against comparable positions inside and outside the financial

industry, taking into account the relevant international context. In recent years stakeholders have expressed discontent with the use of the EURO STOXX 50 index, which ING has used as a peer group since 2010. This type of benchmark is also unusual compared to the approach taken by peers. As a result, the Supervisory Board has chosen to change the benchmark for ING's proposed

new Executive Board remuneration

policy to a smaller peer group based on five
guiding principles: (i) geography, (ii) relevant talent market, (iii) size, (iv) governance framework

and
(v) a balancing factor.

The new benchmark is more fitting to ING, incorporating relevant companies rather than an index proxy. Rules and regulations

prescribe a mix of comparable relevant

Dutch and relevant European
financial and non-financial

institutions. Given the very different pay structures in the UK and
Switzerland we have excluded those institutions from our benchmark. Smaller companies and financial institutions

active only in one or two countries were also excluded as they are not
comparable in terms of scope and complexity.

With regards to the relevant

market for talent, ING increasingly competes with players across sectors and industries. Therefore not only traditional banking competitors are included in the benchmark, but also companies from other industries. This also aligns with the stipulation in the
Banking Code.

Size is a significant factor in the

dynamics and complexity of a company. Therefore it is important to include companies in the peer group that are broadly comparable in terms of size and
complexity. For this, potential peer group companies were

assessed on the metrics of market
capitalisation (where applicable), number of employees and revenue, with companies considered in the range of one quarter up to four times the size of ING. For general industry peers and for
Western-European

financial services

peers, this ranges from one third

up to three times the size

of ING.

The applicable governance framework for

the company is also seen as a relevant factor.

ING is a
stock listed company subject to the Dutch financial

services regulatory framework,

operating within
the Dutch stakeholder environment. Therefore

the peer group selection is aligned with the Dutch
stakeholder environment and/or a financial services regulatory framework.

As a final factor,

the Supervisory Board looks at the balance of the peer group, ensuring it keeps sight of relevant peer companies that do not sufficiently

match other criteria. This resulted in the
inclusion of a number of relevant Dutch peer companies.

The Supervisory Board intends to keep the peer group as stable as possible. Each year the appropriateness of the selected companies will be assessed against the guiding principles, which will not change. The peer group constituents will be reported in the Annual Report. 5

5

For more information on the peer group composition in 2020, we refer to the additional information on the next page.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

To

drive and reward

performance the Executive Board is eligible for annual variable remuneration, in accordance with the applicable regulatory requirements.

The amount of variable remuneration is
based on actual performance as measured against agreed financial (50%), non-financial

(50%) and
risk objectives that are consistent with ING's strategy and align with the long-term interests of stakeholders. For the CEO and CFO the applicable performance measures are based on group
performance. Under ING's proposed Executive Board

remuneration policy, the CRO's performance
will be assessed predominantly based on individual functional objectives.

Any variable remuneration awarded

to the Executive Board members is fully paid in ING shares. In combination with long-term deferral and holding requirements this ensures alignment with ING's strategy, long-term performance and sustainability goals and with long-term stakeholder interests.
For this reason ING does not operate

separate short-

and long-term incentive plans but rather one
plan that has many characteristics of a long-term incentive plan. The amount of variable remuneration awarded

to the Executive Board members can range

from 0% to 20% of annual base
salary.

To

mitigate risk relating to variable remuneration,

the Risk Committee carries out pre-award

and
post-award risk assessments of variable remuneration, which may result in a downward
adjustment of the variable remuneration at the discretion of the Supervisory Board.

After the performance year, the Supervisory Board reviews performance on the applicable criteria and determines the appropriate variable remuneration amount to be awarded.

It uses input and
support from the other Supervisory Board committees, such as the Risk Committee and the Audit
Committee. The outcomes for each quantitative performance measure are assessed on a linear
scale ranging from threshold,

target to maximum. The outcomes for qualitative performance
measures are assessed using a standard 1-3

rating scale.

The actual individual performance measures and the actual outcome of the review of the performance measures are disclosed retrospectively

in the Remuneration Report. The Supervisory
Board is of the opinion that the performance measures for the variable remuneration are
commercially sensitive and that it would be detrimental to ING to disclose target details at the start of the relevant performance year.

We will disclose according to the

SRD disclosure requirements.

With respect to pension, Executive Board members participate in ING’s general Collective Defined
Contribution (CDC) pension plan in the same way as all employees working in the Netherlands without a supplementary pension scheme. Furthermore, Executive Board members are eligible for
benefits at a level that the Supervisory Board considers appropriate in the context of the executive’s role, specific individual circumstances and benefits

offered to the wider workforce and at
comparable roles in ING’s peer group.
Contractual arrangements
Members of the Executive Board are

appointed by the shareholders at the Annual General Meeting
(AGM) for a maximum period of four years. The appointment may be renewed subject to re-
election by shareholders (and in line with ING’s Articles of Association and applicable rules and
regulations).

In principle, in the event of an involuntary exit, the Executive Board member is eligible for a
severance payment. If termination of the contract is based on mutual agreement, the Executive
Board member is also eligible for severance payment. The arrangements are subject to legal
requirements, including being limited to a maximum of one year of fixed base salary and under the condition that there should be no reward

for failure.

Additional information not included

in the Executive Board

remuneration

policy
Based on these five guiding principles,

the selected peer group for 2020 consists of the following 16 companies. Note the guiding principles are part of the remuneration policy. (The list below only relates to 2020):

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ABN AMRO Ahold Delhaize BBVA Deutsche Bank
Aegon ASML Banco Santander Intesa Sanpaolo
NN Group Heineken BNP Paribas Société Générale
Rabobank Philips Crédit Agricole UniCredit

Based on compensation data for 2018, compared to the peer group, total direct compensation levels for the CEO amount to approximately 57% of the median (43% compared to the median of the EURO STOXX 50). Total

direct compensation levels of the CRO and CFO amount to
approximately 81% of the median (63% compared to the median of the EURO STOXX

50).
Supervisory

Board:

proposed

remuneration

policy

2020

The Supervisory Board will propose a Supervisory Board remuneration policy to shareholders at the
2020 AGM,

where it will be subject to a binding approval vote.

Compared to the existing policy,
which was approved at the AGM

on 25 April 2016, there are no significant changes other than that the Supervisory Board remuneration will be benchmarked against a new reference market and that
the policy is extended to include all relevant requirements of the

Dutch Act implementing SRD II.
Once adopted, the new Supervisory Board remuneration policy will be effective retroactively from

1
January 2020 until the 2024 AGM at the latest. The remuneration policy is available in full on ING's corporate website https://www.ing.com/remuneration

.

In case of any differences between this
summary and the published Supervisory Board remuneration policy, the latter is leading. If any changes are proposed, the revised

Supervisory Board remuneration policy will be subject to AGM approval before

becoming effective.

It is important that ING is able to attract members for its Supervisory Board who have the ability, experience, skills, values and behaviours to deliver on the company strategy and goals and support
ING's purpose. The Supervisory Board strives to have a diverse composition with regards to gender,
ethnicity, nationality and generation. The Supervisory Board remuneration policy therefore aims to
(i) be clear and easy, (ii) have remuneration levels in line with peers, (iii) enable ING to attract qualified (international)

Supervisory Board members and (iv) align remuneration with
responsibilities and time spent.

Governance
The Remuneration Committee is responsible for

annually reviewing the Supervisory Board
remuneration policy and making recommendations to the Supervisory Board on amendments. The review takes into account at least the following:

(i) ING's benchmark position, (ii) stakeholders'
views on remuneration and (iii) regulatory

requirements. Following

the periodic review, the
Supervisory Board can propose amendments to the Supervisory Board remunerati on policy to the
General Meeting for adoption. In the event of no amendments the policy will be submitted to the
General Meeting for adoption every four years.
Remuneration components
As often as appropriate, but at least every four years, the total fees for Supervisory Board members are reviewed

against comparable positions in the market. Under the proposed new Supervisory
Board remuneration policy,

the Supervisory Board will use an updated benchmark, similar to the benchmark proposed for the Executive Board

.

This benchmark is periodically determined by the
Supervisory Board and based on the following peer group guiding principles: (i) geography, (ii)
relevant talent market, (iii) size, (iv) governance framework and (v) a balancing factor.

In the
benchmark exercise ING’s position is for Supervisory Board member’s fees to be below the median.
The peer group will be disclosed annually in our Annual Report.

The remuneration structure of the Supervisory Board members reflects the roles and responsibilities of individual Supervisory Board members. All fees for Supervisory Board members are paid out fully in cash. No variable remuneration

is provided to ensure that the Supervisory
Board members can maintain independence. Additionally, the Supervisory Board members are not eligible for retirement benefits nor for any other benefits

in relation to their position on the
Supervisory Board.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

C.
Board

practices

For information regardin

g

board practices, see Item 6.A
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

Act and the Corporate Governance
Code
D.   Employees

The average number of employees at a full time equivalent basis was 53,431 at the end of 2019, of which 14,415 or 27%, were employed in the Netherlands. Substantially all of the Group’s Dutch
employees are subject to a collective labor agreement covering ING in the Netherlands.

The distribution of employees with respect to the Group’s continuing operations for the years 2019,
2018 and 2017 were as follows:

Average number of employees at full time equivalent basis
Netherlands International Total
2019 2018 2017 2019 2018 2017 2019 2018 2017
Total average

number of
employees at full time equivalent
basis
14,415 13,600 13,141 39,016 38,633 38,363 53,431 52,233 51,504

The Group employs a significant numbers of temporary employees. The average number of temporary employees, not included in the table above, at a full time equivalent basis was 7,394 at the end of 2019.
E.
Share

ownership

For information regarding

share ownership, see Item 6.B of this Form 20-F and Note 27 ‘Staff expenses’ to the consolidated financial

statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item 7.

Major shareholders

and related

party transactions
A. Major shareholders
ING Group ordinary shares

are listed on the stock exchanges of Amsterdam (Euronext

Amsterdam)
and Brussels (Euronext Brussels). ING Group American Depositary Shares

(“ADSs”)

are listed on the
New York

Stock Exchange (NYSE). Options on ING Group ordinary shares or in the form of American depository receipts (ADRs) are traded

on the Euronext Amsterdam

Derivative Markets and the
Chicago Board Options Exchange.
Holders of ordinary shares or American Depositary Shares with a stake of 3% or more
To

the best of our knowledge, as of 31 December 2019, no holder of ordinary shares or ADSs, other than BlackRock Inc. and Artisan Investments GP LLC held 3% or more of ING Group’s issued share
capital. Artisan Investments GP LLC has since notified the   AFM that ,

as of January 17, 2020 its
beneficial ownership of ING’s

issued share capital had dropped to 2.96%. Artisan Investments GP
LLC has since notified the AFM that, as of February 28, 2020, its beneficial ownership of ING’s issued
share capital had increased to 3.06%.

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
On 5 February 2020, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 259,231,767

ordinary shares of ING Group as of 31 December 2019,
representing 6.7% of ING Group’s issued share

capital.
On 31 December 2019, ING Groep N.V.

and its subsidiaries held 919,387 ordinary shares or ADSs,
representing 0.02% of ING Group’s issued share

capital. ING Groep N.V.

does not have voting rights
in respect of shares and ADSs it holds or which are held by its subsidiaries.
Pursuant to section 5.3 of the Dutch Financial Supervision Act (“Major

Holdings Rules”), shareholders
and holders of ADSs are only required to provide

updated information on their holdings once their
interest reaches, exceeds or falls below

threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%,
50%, 60%, 75% and 95%. As a result, other than based on information available from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V.

is not aware of any
changes in the ownership of ordinary shares or ADSs between the thresholds levels mentioned in
the previous sentence.
On 31 December 2019, no person is known to ING Groep N.V.

to be the owner of more than 10% of
the ordinary shares or ADSs. As of 31 December 2019, members of the Supervisory Board and their related third parties held 54,065 Ordinary Shares

.

Members of the Supervisory Board do not hold
ING options.
As of 31 December 2019, members of the Executive Board and their related third parties held
172,523 ordinary shares of which 35,905 are restricted by a retention period.
As of 31 December 2019 ING Groep N.V.

was not a party to any material agreement that becomes
effective, or is required to be amended or terminated in case of a change of control of ING Groep
N.V.

following a public bid as defined in

the Dutch Financial Supervision Act. ING Groep N.V.’s
subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures
and option trading agreements. Following a change of control of ING Groep N.V.

(as the result of a
public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of
credit facilities or reinsurance

cover and liquidation of outstanding futures and option trading positions.
As of 31 December 2019 ING Groep N.V.

was not aware of any arrangements the operation of
which may result in a change of control of ING Groep N.V.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

As of 31 December 2019, there was no amount outstanding in respect of loans and advances, including mortgages, made to members of the Supervisory Board. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR
2.402 million at an average interest rate

of 1.49%. The largest aggregate amount of loans and
advances outstanding to the members of the Executive Board during 2019 was EUR 2.681 million.

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

In addition, ING Group has entered into various transactions with related parties. For more
information, reference

is made to Note 50 “Related parties” in the consolidated financial statements.
C. Interests

of experts

and counsel

This item does not apply to annual reports on Form 20-F.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item 8.

Financial information
A.
Consolidated

statements

and other

financial

information

Consolidated statements
For information regarding

consolidated statements and other financial

information, see Item 18 of
this Form 20-F.
Legal Proceedings
For a description of ING’s legal proceedings,

see Note 46 ‘Legal proceedin

gs’ in the consolidated
financial statements.
Policy on dividend distribution

ING Group’s dividend policy aims to pay a progressive

dividend that will reflect

considerations
including expected future capital requirements, growth

opportunities available to the Group, net
earnings, and regulatory developments.

The Executive Board proposes to pay a total cash dividend of EUR 2,689 million, or EUR 0.69 per ordinary share, over

the financial year

2019. This is subject to the approval of shareholders at the
Annual General Meeting in April 2020.

Taking

into account the interim dividend of EUR 0.24 per ordinary share paid in August 2019, the final dividend

will amount to EUR 0.45 per ordinary share and will be paid fully in cash. These payments per share repre

sent gross amounts which are subject to Dutch dividend withholding tax.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Dividends are subject to

withholding taxes in the

Netherlands as

described under Item 10,
“Additional Information -   Taxation - Netherlands Taxation”.
B.
Significant

changes

For information on subsequent events reference

is made to Note 51 ‘Subsequent events’ of the
consolidated financial statements.

Since 31 December 2019, until the filing

of this report, no other significant changes

have occurred
in the financial statements

of the Group included in “Item 18 Consolidated Financial Statements” of this document
.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item 10. Additional information
A.
Share

capital

This item does not apply to annual reports on Form 20-F.
B.
Memorandu

m

and articles

of association

For a description of ING’s memorandum and articles of association, please see Exhibit 2.1
“Description of Securities Registered under Section 12 of the Exchange Act”, which is incorporated by reference

herein.
C.
Material

contracts

Except for the settlement of ING Bank N.V.

with the Dutch Public Prosecution Service (DPPS) in 2018
on regulatory issues in the ING Netherlands business that resulted in penalties totalling EUR 775 million, there have been no material contracts outside the ordinary course of business to which ING
Groep N.V.

or any of its subsidiaries is a party in the last two years.
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

◾

an individual citizen or resident of the United States,

◾

a corporation organized under the laws of the United States or of any state of the United States, or any entity taxable as United States corporation,
◾

an estate, the income of which is subject to United States federal income tax without regard to its source, or
◾

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Further, this summary is limited to U.S. Shareholders who are not, and are not deemed to be, a
resident of the Netherlands for Dutch tax purposes.

This summary is based on the United States Internal Revenue Code of 1986 and the laws of the
Netherlands, each as amended, their legislative history, existing and proposed regulations, published rulings and court decisions, and the tax treaty between the United States and the
Netherlands for the Avoidance of Double Taxation

and the Prevention of Fiscal Evasion

with respect
to Taxes

on Income (“Treaty”),

all as of the date hereof. These laws are

subject to change, possibly

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ii.

An exemption at source is available for dividend distributions to certain qualifying corporate
U.S. Shareholders owning our Ordinary Shares

or ADSs if such shareholder would have been
able to apply the Dutch participation exemption if it would have been resident of the
Netherlands, unless such shareholder holds the Ordinary Shares or ADSs with the primary aim or one of the primary aims to avoid the levy of Dutch dividend withholding tax at the level of another person and the Ordinary Shares or ADSs are not held for valid commercial reasons
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

However, it is unclear whether (i) which (financing) costs can be taken into account when determining the hypothetical personal or corporate income tax due on the net income (ii) or how the Netherlands would determine whether, based on the double taxation convention, a full credit is available in the country of residence of the holder for purposes of
this refund. See “United States Taxation

—Taxes

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
which the dividends were paid.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Credit for ING Groep N.V.

ING Groep N.V.

may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by ING Groep N.V.,

up to a maximum
of the lesser of:

◾

3% of the amount of qualifying dividends redistributed by ING Groep N.V.;

and
◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Shareholder that are considered

qualified

dividend income will be taxable to the shareholder at
preferential rates

applicable to long-term capital gains provided that the shareholder holds the
Ordinary Shares for more

than 60 days during the 121-day period beginning 60 days before the ex-
dividend date and meets other holding period requirements. Dividends paid by ING Groep N.V.

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

In addition, special
rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To

the extent a reduction or refund of the tax withheld is available to you under Dutch law or under the Treaty,

the amount of tax withheld that could have been
reduced or is refundable will not be eligible for credit

against your United States federal income tax
liability. In addition, to the extent an amount of Dutch tax withheld is contingent on the availability of a credit against the amount of income tax owed to another country, that amount of Dutch tax withheld will not be eligible for a credit against your United States federal income tax liability. It is

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

unclear whether or how the Netherlands would apply this rule in determining whether, based on the Treaty,

a credit is available in the United States for purposes of the dividend withholding tax refund provision described in Section IV under “Netherlands Taxation

—Withholding tax on
dividends—Reduction of Dutch dividend withholding tax based on Dutch law”.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

You

may also inspect ING Groep N.V.’s

SEC reports and other information on the website of ING
Groep N.V.

(www.ing.com).
I.
Subsidiary

information

This item does not apply to annual reports on Form 20-F.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item 11. Quantitative and Qualitative

Disclosure

of Market Risk
See “Item 5. Operating and Financial Review and Prospects – Factors

Affecting Results of
Operations” and “Additional

information - ING Group Risk Management” for these

disclosures,
including disclosures relating to operational, compliance and other non-market-related risks.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item 12. Description of Securities Other Than Equity

Securities
A.
Debt

securities

This item does not apply to annual reports on Form 20-F.
B.
Warrants

and rights

This item does not apply to annual reports on Form 20-F.
C.
Other

securities

This item does not apply to annual reports on Form 20-F.
D.
American

depositary

shares

Fees and Charges

Payable by a Holder of ADSs

JPMorgan Chase Bank, N.A., as ADR depositary,

may collect fees for, among other things, the
delivery and surrender of ADSs directly from investors,

or from intermediaries acting for them,
depositing Ordinary Shares or surrendering ADSs for the purpose of withdrawal.

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

dollars

resulting from sales of Ordinary

Shares

received in a distribution.

·

Instruments representing rights to

acquire additional ADRs as a result

of

distribution on Ordinary Shares, or U.S

dollars resulting from

sales of such

rights.

·

other securities available to the ADR

depositary resulting from

any

distribution on the deposited Ordinary

Shares, or U.S dollars resulting

from

sales of such other securities.
An amount equal to the fee for
the execution and delivery of
ADSs which would have been
charged as a result

of the deposit
of such securities.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

·

transfer or registration

fees for the

registration or transfer

of deposited

securities.

·

fees, expenses and other charges of the

ADR depositary or its agent in

connection with the conversion of

foreign currency into U.S.

dollars.
Payable by holders or persons
depositing Ordinary Shares.
Payable by persons depositing, or
holders of ADRs delivering
underlying Ordinary Shares, Ads
or deposited securities.
Payable by persons depositing or
withdrawing deposited securities.
Payable by persons receiving
such foreign currency, as the ADR
depositary will deduct any fees,
expenses and other charges prior
to distributing such foreign
currency.

Fees and Payments

made by the ADR depositary to ING

In consideration for acting as depositary, the ADR depositary has agreed to provide ING with certain amounts on an annual basis. In the year ended 31 December 2019, the ADR depositary paid
aggregate fees and made other direct and indirect payments to ING in an amount of USD
6,807,428 .

Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING, ING is required

to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
SOX 404 activities are organized

along the lines of the governance structure, and involve the participation of senior management across ING. Following the SOX 404 process, ING is in the position to publish an unqualified

statement that the Company’s internal control over financial reporting was effective as of 31 December 2019. The SOX 404 statement by the Executive Board is included on this page, followed by the report of the external auditor as issued on Form 20-F.
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
31, 2019, the end of the period covered by the 2019 Form 20-F.

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
●

Pertain to the maintenance of records that, in reasonable detail,

accurately and fairly reflect
the transactions and dispositions of assets of ING;
●

Provide reasonable assurance

that transactions are recorded

as necessary to permit
preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with
authorisations of our management and directors; and
●

Provide reasonable assurance

regarding prevention

or timely detection of unauthorised
acquisition, use or disposition of our assets that could have a material effect on our financial
statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure

s

may deteriorate.

The Executive Board assessed the effectiveness of internal control over financial reporting as of 31
December 2019. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organisations of the Treadway

Commission (“COSO”) in
Internal Reporting – Integrated Framework

(2013 Framework).

Based on the Executive Board’s
assessment and those criteria, the Executive Board concluded that the Company’s internal control over disclosure and financial reporting was effective as of 31 December 2019.
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

ING Groep N.V.:

Opinion on Internal Control

Over Financial

Reporting

We have audited ING Groep

N.V.

and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated
Framework

(2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal
Control – Integrated

Framework

(2013) issued by the Committee of Sponsoring Organizations of the
Treadway

Commission.

We also have audited, in accordance

with the standards of the Public Company Accounting
Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the
Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes and specific disclosures described in Note 1 of the consolidated financial

statements as being part of the consolidated statements (collectively, the consolidated financial

statements), and our report dated March 2, 2020 expressed an unqualified opinion

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

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
March 2, 2020
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
Board in January 2018.
Item

16B.

Code

of Ethics

How we work

Creating a differentiating employee experience starts with ING’s distinctive culture: entrepreneurial, open, collaborative, innovative

and energetic. Who we are and how we work are

set out in the
Orange Code, our internal Code of Ethics. Putting ‘integrity above all’
, it comprises:

• Our values.
The

non-negotiable promises we make to the world no matter what.

• We are

honest.

• We are

responsible.

• We are

prudent.

• Our behaviours. The commitments we make to each other and the standards by which we measure each other’s performance:

• You take

it on and make it happen.

• You help

others to be successful.

• You are

always a step ahead.

The Orange Code is supported by a compliments tool, kudos, that allows employees to give each other compliments based on Orange Code behaviours. Employees are introduced to the Orange

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Code early with new joiners invited to complete a global online e-learning introduction module that explains more about ING’s culture, how we work

and what we expect from employees. In 2019, ING
also developed a global code of conduct that builds on the Orange Code and sets the standards we expect our people to uphold. This ING Global Code of Conduct was launched in February 2020.

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

The values and behaviours of the Orange Code are available

on the ING
website at https://www.ing.jobs/Global/Careers/Orange-code.htm
.

In 2019, there were no amendments to the Orange

Code. ING did not grant any waivers

(including
implicit waivers) under the Orange Code to the principal executive, financial or accounting officers in 2019.

Regarding the management of actual or potential conflicts

of interest, ING maintains a Policy on
Information Barriers and Conflicts of Interest which applies to all employees worldwide, including the principal executive, financial and accounting officers.

A description of the Policy on Information
Barriers and Conflicts of Interest is available to view on the ING website at
https://www.ing.com/About

-us/Compliance/Information-Barriers-Conflicts-of-Interest.htm
.

The relevant principle as defined in the Conflict

of Interest Policy is:

‘Any person not being a third party working for or on behalf of ING Bank, on contract or temporary, including Senior Management and members of the Executive Board, Management Board Banking and the Supervisory Board must not put themselves in a position in which their personal, financial or otherwise, might influence or give the foreseeable appearance of influencing any action they
take, judgment they make, or advice they give on behalf of ING’.
In 2019, there were no amendments to the Policy on Information Barriers and Conflicts of Interest.
ING did not grant any waivers (including implicit waivers) under the Policy on Information Barriers and Conflicts of Interest to the principal executive, financial or accounting officers

in 2019.

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

A description of the
Whistleblower Policy is available on the ING website at
www.ing.com/About

-us/Compliance/ING-
Group-Whistleblower-Policy .
ING did not grant any waivers (including implicit waivers) under the Whistleblower Policy to the principal executive, financial or accounting officers

in 2019.

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

In 2019, there were no amendments to the Banker's Oath. ING did not grant any waivers under the
Banker's Oath to principal executive, financial or accounting officers

in 2019. The text of the
Banker’s oath can be found here:
https://www.ing.com/About

-us/Corporate-governance/Dutch-
Banking-Code.htm
Item

16C.

Principal

Accountant

Fees

and Services

At the Annual General Meeting held on 11 May 2015, KPMG was appointed as the external audit firm for ING Group for the financial

years 2016 through 2019. This appointment includes the
responsibility to provide an audit opinion on the financial statements and internal control over financial reporting on 31 December 2019

and to report on the outcome of these audits to the
Executive Board and the Supervisory Board.

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The external auditor may be questioned at the Annual General Meeting in relation to its audit opinion on the financial

statements. The external auditor will therefore attend and be entitled to addresses this meeting. The external auditor attended the meetings of the Risk Committee and of the Audit Committee and attended and addressed the 2019 Annual General Meeting, at which the external auditor was questioned its audit opinion.

The external auditor may only provide services to ING Group and its subsidiaries with the permission of the Audit Committee, in line with the ING Group Policy on External Auditor
Independence. All services were pre

-approved by the Audit Committee and the exception
procedure was not applied to any engagement.

Following the advice of the Supervisory Board, in 2019 the General Meeting of Shareholders
reappointed KPMG as external auditor for the fiscal years 2020 up and until 2023. More information
on ING Group’s policy on External Auditor Independence is available on the website of ING Group
www.ing.com.
Audit fees
Audit fees were paid for professional

services rendered by the auditors for the audit of the
consolidated financial statements

of ING Group and statutory financial statements of ING’s
subsidiaries or services provided in connection with the audit of Form 20-F and other filings for regulatory and supervisory purposes as well as the review on interim financial statements and work performed relating to comfort letters issued in connection with prospectuses and reviews of
SEC product filings.
Audit-related fee

s
Audit-related fees were paid for

assurance and related services that are

reasonably related to the
performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above.

These services consisted primarily of specific

agreed-upon
procedure engagements and assurance engagements.
Tax

fees
Over 2019 no tax fees were paid. Under the current ING Policy on External Auditor Independence
most tax services are prohibited and some tax services are

only allowed after specific

approval
under an ‘exception procedure’.

Reference is made to Note 28 in the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2019, 2018 and 2017.
Item

16D. Exemptions

from

the Listing

Standards

for Audit
Committees
Not applicable.
Item

16E.

Purchases

of Equity

Securities

by the

Issuer

and Affiliated
Purchasers
There were no purchases

by us or any of our affiliated

purchasers of any of our equity securities
registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934 during the fiscal years ended December 31, 2019 and 2018.

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item

16F.

Changes

in Registrant

’s Certifying

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

The Dutch Corporate Governance

Code can be downloaded from the website of the Dutch
Corporate Governance

Code Monitoring Committee
www.commissiecorporategovernance.nl
.

ING’s application of the Dutch Corporate Governance Code

is described in the 2019 publication
ING’s
application of the Dutch Corporate Governance Code , available on the website of ING Group
www.ing.com . This is to be read in conjunction with this chapter and is deemed to be incorporated into this chapter.

Dutch Banking Code
The Dutch Banking Code (‘Banking Code’), a revised version of which was adopted by the Dutch
Banking Association in 2014, is applicable only to ING Bank N.V.

and not to ING Group. The Banking
Code can be downloaded from the website of the Dutch Banking Association ( www.nvb.nl ). Its application by ING Bank is described in ‘ Application of the Dutch Banking Code by ING Bank N.V. ’,
available on ING Group’s website ( www.ing.com ). ING Group voluntarily applies the principles of the
Banking Code regarding remuneration

of the members of its Executive Board. ING Group’s
remuneration policy for the Executive

Board and senior management is compliant with the Banking
Code principles.
Differences between Dutch and US corporate governance practices

ING Groep N.V.

is a public limited liability company (
naamloze vennootschap ) organised under the
laws of the Netherlands and qualifies

as a foreign private issuer under SEC rules and for the
purposes of the New York Stock Exchange (‘NYSE’)

listing standards. Under NYSE listing standards,
listed companies that are foreign private

issuers are permitted to follow home-country practice in
some circumstances in lieu of the provisions of the corporate governance rules contained in Section
303A of the NYSE Listed Company Manual that are applicable to US listed companies. In accordance with the requirements

of the SEC and NYSE, ING Group must disclose in its Annual
Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US companies under NYSE listing standards. ING Group believes the following to be the significant differences between its corporate governance practices and the NYSE corporate governance rules applicable to US companies:
◾

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

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

150

◾

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

◾

NYSE listing standards require

a US company to have a compensation committee and a
nominating/corporate

governance committee, each composed entirely of independent directors.
The Nomination and Corporate Governance Committee

and Remuneration Committee are
composed entirely of members of the Supervisory Board who are independent as determined under the Corporate Governance

Code.

◾

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

◾

In contrast to the NYSE listing standards, the Corporate

Governance Code contains an ‘apply-or
explain’ principle, offering the possibility of deviating from the Corporate Governance Code.

For
any deviations by ING Group, please refer to the paragraph

‘Compliance with the Dutch
Corporate Governance

Code’

◾

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

◾

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

◾

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

Contents   |
Part

I
  |
Part

II
  |
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

151

◾

The Articles of Association provide that there are no quorum requirements to hold a General
Meeting, although certain shareholder actions and certain resolutions may require a quorum.

◾

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
Item

16H.

Mine

Safety

Disclosure

Not applicable.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

152

PART

III.
Item

17.

Consolidated

Financial

Statements

Not applicable.
Item

18. Consolidated

Financial

Statements

Reference is made to the Consolidated financial statements of ING Group starting on page F-1.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Item

19. Exhibits

The following exhibits are filed as part of this Annual Report:
Exhibit
1.1
Amended and Restated Articles of Association of ING Groep N.V.,
dated 26 July 2016 (incorporated by reference

to ING Groep N.V.’s
Report on Form 6-K

furnished on 6 January 2017)
Exhibit
2.1
Description of Securities Registered under Section 12 of the
Exchange Act
Exhibit
2.2
Subordinated Indenture, dated 18 July 2002, between

the
Company and The Bank of New York,

(incorporated by reference
to Exhibit 2.1

of ING Groep N.V.’s

Annual Report on Form 20-F for
the year ended 31 December 2002, File No. 1-14642 filed

on 27
March 2003)

Exhibit
2.3
Third Supplemental Indenture, dated 28 October 2003, between the Company and The Bank of New York

(incorporated by
reference

to Exhibit 2.4 of ING Groep N.V.’s

Annual Report on
Form 20-F for the year ended 31 December 2003, File No. 1-
14642 filed on

30 March 2004)
Exhibit
2.4
Fourth Supplemental Indenture, dated 26 September 2005,
between the Company and The Bank of New York

(incorporated
by reference to Exhibit

4.2 of ING Groep N.V.’s

Report on Form 6-K
filed on 23 September 2005)
Exhibit
2.5
Sixth Supplemental Indenture, dated 13 June 2007, between the
Company and The Bank of New York

(incorporated by reference
to Exhibit 4.1 of ING Groep N.V.’s

Report on Form 6-K filed on 12
June 2007)

Exhibit
2.6
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
2.8
Senior Debt Securities Indenture between ING Groep N.V.

and The
Bank of New York Mellon, London

Branch, as Trustee,

dated 29
March 2017 (incorporated by reference

to Exhibit 4.1 of ING Groep
N.V.’s

Report on Form 6-K filed on 29 March 2017)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Exhibit
2.9
First Supplemental Indenture between ING Groep N.V.

and The
Bank of New York Mellon, London

Branch, as trustee, dated 29
March 2017, in respect of 3.150% Fixed Rate Senior Notes due
2022, 3.950% Fixed Rate Senior Notes due 2027 and Floating Rate
Senior Notes due 2022 (incorporated by reference

to

Exhibit
4.2 of ING Groep N.V.’s

Report on Form 6-K filed on 29 March
2017)
Exhibit
2.10
Third Supplemental Indenture between ING Groep

N.V.

and The
Bank of New York Mellon, London

Branch, as trustee, dated 9 April
2019, in respect of 3.550% Fixed Rate Senior Notes due 2024 and
4.050% Fixed Rate Senior Notes due 2029 (incorporated by
reference

to Exhibit 4.1 of ING Groep N.V's

Report on Form 6-K
filed on 9 April 2019)
Exhibit
2.11
Third Supplemental Indenture between ING

Groep N.V.

and The
Bank of New York Mellon, London

Branch, as trustee, dated 10
September 2019, in respect of 5.750% Perpetual Additional Tier 1
Contingent Convertible Capital Securities (incorporated

by
reference

to Exhibit 4.1 of ING Groep N.V's

Report on Form 6-K
filed on 10 September 2019)

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

155

SIGNATURES

The registrant hereby

certifies that

it meets all the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ING Groep N.V.
(Registrant)

By:/s/T.

Phutrakul

T.

Phutrakul
Chief Financial Officer

Date: March 2, 2020

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Additional information
ING Group

Risk

Management

As a global financial

institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive risk management
framework that integrates risk management into daily business activities and strategic planning.
This safeguards ING Group’s financial strength by promoting the identification, measurement and control of risks at all levels of the organisation. Taking

measured risks is the core of ING’s business.

The risk management function supports

the Executive Board in formulating the risk appetite,
strategies, policies and limits. It provides review,

oversight and support functions throughout ING on
risk-related items. ING’s main financial risks exposures are to credit risk (including transfer risk), market risk (including interest rate, equity, real estate, credit spread, and foreign exchange risks),
funding & liquidity risk and business risk. ING Group is also exposed to non-financial risks, including
operational, IT and compliance risks, as well as to model risks. The ING Group Chief Risk Officer (CRO)
is also the CRO of ING Bank.

This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk
management function is embedded within the organisation based on the ‘three lines of defence’. It describes the key risks that arise from ING’s business model and how these are managed by dedicated risk management departments, with various specific areas of expertise. The section
provides qualitative and quantitative disclosures

about credit, market, funding & liquidity, business,
operational, IT, compliance and model risks.

Basis of disclosures
The risk management section contains information relating to the nature and the extent of the risks of financial instruments

as required by International Financial Reporting Standards (IFRS) 7
'Financial Instruments: Disclosures'.
These disclosures are an integral

part of ING Group
Consolidated financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the consolidated
financial statements.

This risk management section also includes additional disclosures beyond those required by IFRS-
IASB standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements

and corresponding notes, as it has been
prepared using risk data that differs to the accounting basis of measurement. Examples of such differences include the exclusion of accrued interest and certain costs and fees from risk data, and timing differences in exposure values (IFRS 9 models report expected credit loss on underlying exposures). Disclosures in accordance

with Part Eight of the CRR and CRD IV, and as required by the supervisory authority, are published in our ‘Additional Pillar III Report’, which can be found on our corporate website ing.com.
Risk governance (*)
Effective risk management requires firm-wide risk governance. ING’s risk and control structure is based on the ‘three lines of defence’ governance model, whereby each line has a specific role and defined responsibilities in such a way that the execution of tasks is separated from the control of these same tasks. At the same time, they have to work closely together to identify, assess, and mitigate risks. This governance framework is designed such that risk is managed in line with the risk appetite as approved

by the Management Board Banking (MBB), the Executive Board (EB) and the
Supervisory Board (SB), and is cascaded throughout ING. The MBB is composed of the Executive
Board of ING Group, the heads of the business lines and the chief operating officer.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The heads of ING’s banking business & support functions

and the heads of the country units, or
their delegates, are the first line of defence. They have the primary ownership, accountability and responsibility for assessing, controlling and mitigating all financial and non-financial risks affecting
their businesses, and, for the completeness and accuracy of the financial statements and risk
reports with respect to their responsible areas. The COO is responsible and accountable for proper
security and controls on global applications and IT platforms servicing the Bank and implementing proper processes.

The second line of defence consists of oversight and specialised functions in risk management and compliance, and includes at least the control functions Risk and Compliance. They (i) have co-
responsibility for risk management, through articulating and translating the risk appetite into methodologies and policies to support and monitor business

management's control of risk, (ii)
objectively challenge risk management execution and control processes and coordinate the reporting of risks and controls by the first line of defence, (iii) advise management on risk management and compliance and have decision-making power in relation to business activities that are judged to present unacceptable risks to ING and (iv) can set minimum requirements in
terms of quality and quantity of global resourcing in the risk management and compliance functions.

The internal audit function forms the third line of defence. It provides an independent assessment of the effectiveness of internal controls over the risks to ING’s business processes and assets, including risk management activities performed in both

the first and

second lines of defence. To
protect its independent nature, decisions

regarding the

appointment, re-appointment or dismissal
from office as well as the remuneration package of the head of the internal audit function require supervisory board approval.

The next graph illustrates the different key senior management level committees in place in the risk governance structure.

(*)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Board level

risk oversight (*)
ING has a two-tier board structure consisting of a management board (EB for ING Group and MBB
for ING Bank) and the SB; both tiers play an important role in managing and monitoring the risk management framework.

◾

The SB is responsible for supervising EB and MBB policy, the general course of affairs of ING
Group, ING Bank and its business (including its financial

policies and corporate structure). For risk
management purposes the SB is advised mainly by the Risk Committee, which assists and advises in monitoring the risk profile and

approving the overarching

risk appetite of the company
as well as the structure and effective operation of the internal risk management and control systems.

◾

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

As a member of the EB and the MBB, the CRO is responsible for ensuring that risk management issues are heard and discussed at the highest level. The CRO steers a risk organisation both at head-office

and business-unit levels, which participates in commercial decision-making, bringing countervailing power to keep the agreed risk profile within the risk tolerance. The CRO reports to the
SB committees on ING’s risk appetite levels and on ING’s risk profile at least quarterly. In addition, the CRO briefs them on developments in internal and external risk-related issues and seeks to ensure they understand specific risk concepts.
Executive level

(*)
The key risk committees described below act within the overall risk policy and delegated authorities granted by the MBB:

◾

Global Credit & Trading

Policy Committee (GCTP) discusses and approves policies, methodologies, and procedures related

to credit, trading, country, and reputation

(i.e. environmental and social
risk or ESR) risks. The GCTP meets on a monthly basis. After the MBB and the GCTP, the Credit &
Trading

Risk Committee (CTRC) is the highest level body authorised to discuss and approve policies, methodologies, and procedures related to credit

risk;
◾

Global Credit Committee – Transaction

Approval (GCC(TA))

discusses and approves transactions
that entail taking credit risk (including investment risk), country, legal, and ESR risk. The GCC(TA)
meets twice a week;
◾

Asset and Liability Committee Bank (ALCO Bank) discusses and steers, on a monthly basis, the overall risk profile of all ING Bank’s balance sheet and capital management risks. ALCO Bank discusses and approves policies, methodologies and procedures regarding solvency, market risk
in the banking book and funding and liquidity risks;
◾

Non-Financial Risk Committee Bank (NFRC Bank) is accountable for the design and maintenance of the Non-Financial Risk Management Framework including Operational

Risk Management,
Compliance and Legal policies, minimum standards, procedures and guidelines, development of
tools, methods, and key parameters (including major changes) for risk identification, measurement,

mitigating and monitoring/ reporting. NFRC Bank meetings are at least quarterly;
and

◾

The Model Risk Management Committee (MoRMC) aims to align overall model strategy, model risk appetite, supporting model frameworks, policies and methodologies.
Regional and business unit level

(*)
ING’s regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, IT and compliance risks) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses in order to comply with procedures and processes at the
corporate level. Where

necessary, the implementation is adapted to local requirements. The regional and/or business unit CROs are

involved in these activities. The local (regional and BU) CRO is responsible for the analysis, control and management of risks across the whole value chain (from

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

front to back office). The local risks are discussed in local risk committees that roll up to the key risk committees at executive level. Local

Client Integrity Risk Committees (CIRCs) assess client integrity risk and they have a final decision on client acceptance or client off-boarding,

from a risk-based
perspective, in the areas of Financial Economic Crime (FEC), Foreign

Account Tax

Compliance Act
(FATCA),

Common Reporting Standards (CRS) and ESR.

Risk management function (*)
Organisational structure

(*)
Over the past years, banks have been faced with regulatory and public pressure with regard to their
risk management policies, processes, and systems. A raft of new requirements and regulations has been introduced and implemented. To

address these internal and external (market and regulatory)
developments and challenges effectively, ING regularly reviews the set-up of its risk-management organisation. This allows for better support of the Bank’s Think Forward strategy and enhances the
interconnectedness of the risk oversight responsibilities in business units with global risk functions.
The organisation chart illustrates the reporting lines in 2019 for the risk organisation:

Risk policies, procedures

and standards (*)
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
Internal Control

Framework
ING has organised its Internal Control Framework

(ICF) with the objective to translate policies and
control objectives into consistent standards and controls

in the business lines and as such support
and promote an effective risk and control environment. The framework includes binding principles,

(*)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

definitions,

process steps and roles and responsibilities

to create consistent bank-wide policies and
standards.

The scope of the ICF is the development and maintenance or update of global internal control documents: policies, minimum standards, product control frameworks,

support control frameworks
and process-related control

standards. These global documents are designed by head office functions and are to be adhered to by entities and support functions. Domain ownership of policies and minimum standards is with the 2nd Line of Defence, whereas product and support control frameworks are

owned by the 1st Line of Defence and are approved

by 2nd line of Defence. Process
control standards can be owned by both 1st and 2nd Line of Defence, related to the underlying
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

The principal role of the independent ICF gatekeeper function is that of a quality assurance role and to provide advice for approval

to the SB, EB, MBB and NFRC Bank. The ICF gatekeeper challenges the alignment of the internal control documents with the agreed methodology and taxonomy and verifies that the process of development and communication of internal control documents is executed in adherence to the process as described below.

The ICF gatekeeper is the guardian of the
ICF binding principles.

The process of developing internal control documents is standardised for each type of internal
control document. Domain owners should adhere to the standardised process that includes the
following steps: domain owner identification, risk-based approach, impact assessment,

approval
body and involvement of local entities for sounding on key and expected controls. The gatekeeper oversees the steps above.

All policies, procedures and control

standards are published on ING’s intranet and new

and updated
documents are periodically communicated by means of a policy update to all country senior managers and heads of business departments.
Risk model governance and

validation (*)
Risk models are built according to ING’s internal risk modelling methodology standards and model life cycle. After the review and documentation of each model by the Model Development (MD) and
Model Risk Management (MoRM) departments, dedicated risk committees approve new and changed models. After approval by the applicable risk committee, and where necessary by the regulator, the risk model is implemented. MoRM re-validates models on a regular basis. Validation results and capital impacts are reported on a quarterly basis to senior management, the risk committees and the supervisor.

The MoRM department is one of the cornerstones of ING’s risk model governance. The department sets and maintains a model risk framework containing (1) the governance setting out the responsibilities; (2) the model risk appetite; (3) model risk management policies and standards; and
(4) the model management inventory and tooling. MoRM monitors global model risk and model performance.

The validation teams provide independent model validation, which starts with the determination that a model is appropriate for its intended use. This is followed by an on going process whereby the reliability of the model is verified at different stages during its lifecycle: at conception, before approval, periodically after implementation and when significant changes to the model are made.
The validation process contains a mix of developmental evidence assessment, process verification
and outcome analysis. When model validation identifies

model risks, it provides recommendations
to address those.
Risk culture
The reputation and integrity of ING’s organisation are core

elements to operate successfully in the
financial world. ING’s

risk culture promotes awareness

of collectively shared values, ideas and

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

goals, but also of potential threats and aligns the individual performance objectives with the short-
and long-term strategy. ING therefore

aims to make risk responsibilities transparent within the
different levels of the organisation and to hold every employee accountable for his/her actions.
Orange code
Commonly seen as norms and traditions of behaviour of individuals and of groups within an organisation, risk culture determines the way in which employees identify, understand, discuss, and act on the risks the organisation is confronted with and the risks it takes. This is a continuous long-term commitment and journey. In this respect, The Orange Code is a declaration of who we are. It describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by.

The Orange Code is the sum of two parts, the ING values and ING behaviours, with integrity being the overarching

principle. The ING values (being honest, prudent and responsible) are designed to be non-negotiable promises

we make to the world, principles we seek to stick to, no matter what.

The ING behaviours (take it on and make it happen, help others to be successful, and always be a step ahead) represent our way to differentiate ourselves. The Orange

Code is embedded in
commitments we make to each other and the standards by which we will measure each other’s performance.

Risk awareness is about being alert to potential threats that can occur during day-to-day business, which can be specific to the

sector, the region or the clients ING is doing business with. To support the further embedding of risk culture into business practices, ING has initiated different programmes and issued several

guidelines.

To

reinforce

the values and behaviours in our Orange Code, which puts integrity above all, we invite all employees to participate in e-learnings that aim to equip them to make the right decisions
when faced with a dilemma or issue. In 2019, we commenced the creation of new e-learnings on anti-competitive conduct, anti-bribery and corruption and data protection for launch early 2020.
We also developed a global code of conduct that builds on the Orange Code and sets the standards we expect our people to uphold.

This global code of conduct was launched during 1Q 2020.
Orange code dilemma dialogue
To

enhance risk awareness we continued to support the business in the area of risk culture and monitor compliance risk. This included training by compliance and data experts to enhance balanced decision-making in line with the Orange Code dilemma model (introduced in 2017) to support well-balanced and integrity-led decision-making. This four-step model helps to delay judgment and aims to find

out where the moral weight lies for a potential decision.

The model is already embedded in some decision-making processes (such as the data ethics governance process) and we are

exploring how to embed it in other decisive governance processes within the bank. During early 2019 around 30 compliance officers were trained globally to support
the organisation in properly applying the model in practice in their respective countries.

Global data ethics and the I-for-integrity

programme
Other initiatives such Global Data Ethics and the I-for-integrity programme within the Netherlands and Belgium are continuing. In addition, new employees undergo a series of e-learnings on topics such as KYC, compliance, dealing with dilemmas, data risk and integrity in practice.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

We also introduced

a new global learning model in 2019 to further professionalise Compliance, KYC and risk training. It introduces governance,

a board to approve

trainings based on business needs,
global planning and greater cooperation between content owners, learning experts and corporate communications teams to ensure the best fit for the training need. In addition, a Risk Academy was set up for people working in risk, with the aim of eventually bringing Risk training to a broader audience if necessary.
Banker’s Oath
In the Netherlands, employees of all financial

institutions – and that includes ING – are required to
take the Banker’s Oath. This requirement came into force on 1 April 2015 as part of the joint approach from all banks, known as ‘Future

-oriented Banking.' The introduction of social regulations,
the revision of the Dutch Banking Code, and the implementation of a Banker’s Oath (with the associated rules of conduct and disciplinary law), are a way for Dutch banks to show society what they stand for and are accountable for, as both individual banks and as a sector.
Remuneration
ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders.
For more

information on ING’s compensation and benefits

policies and its relation to the risk taken,
please refer to the “Capital Requirements

Regulation (CRR) Remuneration disclosure”

published on
the corporate website ing.com. https://www.ing.com/About

-us/Annual-reporting-suite.htm
Centre of Expertise on

Behavioural Risk
Behavioural Risk Management (BRM) is a new expertise that has been added to ING's global Risk organisation. Behavioural risk is an increasingly important risk area for ING and across the financial industry. It arises when behavioural patterns are at the root of financial and non-financial risks in
the organisation.

The complexity of this type of risk is less tangible compared to other risk areas. It is about how decisions are made, how people communicate and whether they can take ownership. Behaviour is motivated by formal and informal drivers. Examples of formal drivers are the processes ING applies
and how its governance is structured. Informal drivers are less tangible, such as group dynamics or
underlying beliefs that influence behaviour.

At ING, BRM is positioned in the second line of defence, reporting directly to the chief risk officer.
The global BRM Centre of Expertise, set up in 2018, not only assesses behavioural risk in the organisation, but also has the mandate to direct, challenge and support business owners to intervene on high-risk behaviours and their underlying drivers.
Behavioural risk assessment

s
Behavioural risk assessments identify, analyse and mitigate high-risk behaviours within ING and provide management with specific direction on how to change these behaviours. They focus on the effectiveness of groups rather than individuals, the role of leadership and on less visible aspects such as team dynamics and unwritten social norms. The goal is to understand and systematically assess what drives undesired habits at ING. The BRM model of behavioural risk will be used as the standard across ING to signal behavioural risks going forward.

In 2019, the outcomes of the first behavioural risk assessments were shared with senior leaders at
ING’s International Conference in March

and with the relevant departments. These were primarily
teams involved in Know Your

Customer activities in the Netherlands, US and Philippines.

Based on
these outcomes, a number of interventions have been implemented with the goal to change high-
risk behavioural patterns.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Behavioural risk assessments were also carried out in Belgium and the interventions based on these outcomes will be implemented in 2020. The BRM team will continue to assess behavioural risk, focusing predominantly on KYC.

Behavioural risk interventions
Effective mitigation requires a deep understanding of what drives undesired behaviours. Theory and evidence-based techniques and tools developed in behavioural science play an important role in designing and evaluating interventions. These interventions impact all levels of the organisation.

Employees are invited to participate in ‘nudge labs’ where they work together to identify small behavioural changes that can have a positive impact on processes and collaboration.

Given the crucial role of leaders in creating the right conditions for employees, interventions are first initiated at leadership

level. These include leadership labs, which address topics such as
‘governance and ownership’ and ‘alignment and trust’, as well as bringing together the ‘whole system in the room’. Here senior leaders delve into the outcomes of the assessments, identifying deeply rooted and often complex issues for improvement.

The BRM team works closely with the business units and departments such as HR, Audit, and
Compliance to align on and embed desired leadership and risk behaviours (i.e. speak up, psychological safety, communication, guiding leadership).
Risk profile
This chart provides high level information on the risks arising from ING’s business activities:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Risk cycle process
ING uses a step-by-step risk management approach to monitor, manage and mitigate its financial and non-financial

risks. The approach consists of a cycle of five recurrent activities: risk identification, risk assessment,

risk control, risk monitoring, and risk reporting. In short, this implies:
determining what the risks are, assessing which of those risks can really do harm, taking mitigating measures to control these risks, monitoring the development of the risk to see if the measures taken are effective, and reporting the findings to management at all relevant levels to enable them
to take action when needed.

The recurrence is twofold.

Firstly, the identification, assessment,

review, and update of mitigating
measures are done periodically. Secondly, the periodic monitoring exercise may indicate emerging risks, known risks that are changing, risk levels that are changing, or current control measures that
are not effective enough. Further analyses of these findings may result in renewed

and more
frequent risk identification, and/or assessment, and/or change of mitigating measures.

Risk identification
Risk identification is

a joint effort of the business and the risk management

functions. Its goal is to
detect potential new risks and determine changes in known risks. Regular risk identification is
essential for effective risk management. Potential risks that are not identified,

will not be controlled
and monitored and may lead to surprises later.

Known risks may have changed over time and as a
consequence the existing mitigating measures and monitoring may be inadequate or obsolete.

Risk identification is

performed periodically. In case of material internal or external change, additional ad-hoc risk identification

can be performed.

Risk assessment
Each identified risk is assessed to determine

its importance. This enables ING to decide which of the
identified risks need

control measures and how strict or tolerant these measures

should be. Known
risks are re-assessed to detect any change in the risk level.

The importance of a risk is based on the likelihood that the risk materialises and the subsequent
financial or reputational impact that

may occur should the risk arise. Unlikely risks with a
potentially high impact need to be controlled. A risk that is likely to happen regularly but expected to have a modest financial impact

may not need to be mitigated if the consequences are accepted by management.
Risk control
Risks can be controlled by mitigating measures that lower the likelihood the risk occurs, lower the impact when it occurs or both. The ultimate measure to lower a risk is to stop the activity or service that causes the risk (risk avoidance). Risk control and mitigation measures are defined and
maintained at both the bank-wide and local level.
Monitoring and reporting
ING monitors the risk control measures by checking if they are executed, complied with and have the expected mitigating effects

and by following the development of the risks and their risk levels.
Risk reporting provides senior and local management with information needed to manage risks.
Risk Appetite Framework
The Risk Appetite Framework

(RAF) is one of the pillars of the Enterprise Risk Management (ERM)
Framework.

Its objective is to set the appropriate risk appetite at the consolidated level across the different risk categories and to allocate the risk appetite throughout the organisation.

The RAF policy states the overarching

global risk appetite. Within the RAF, ING monitors a range of financial and non-financial

risk metrics to ensure that our risk profile is in line with our risk appetite while executing our strategy. ING’s RAF, which is approved by the Supervisory Board (SB), defines

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

our desired risk profile that is integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory requirements.

The framework including underlying assumptions and metrics, is regularly reviewed

so that it remains relevant. The

RAF combines various financial

and non-
financial risk appetite

statements into a single coordinated approach to provide the business with a clear overview of the relevant

risks and the tools to manage them. This view allows the Executive
Board (EB), the Management Board Banking (MBB) and senior management to form an opinion on the adequacy of internal risk management and control systems for the risks ING faces while pursuing its strategy.
Process
The RAF is focused on setting the risk appetite at the consolidated level and across the different risk categories, and provides the principles for cascading this risk appetite down into the organisation.
The RAF and underlying limit allocation is reviewed on an annual basis, or more frequently if necessary, based on their quarterly review in the EB, the MBB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile and is a function of
the capital and liquidity levels, the regulatory environment,

and the economic context. The set of
limits used are split based on the approval level

needed for them. The limits that need SB approval
are called Boundary and the underlying metrics supporting the boundaries which need EB and

MBB
approval are

called instruments.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Step 1. Identify & assess ING’s key risks
The outcome of the risk identification

& risk assessment process is used as starting point for the
review of the RAF.

Within this step the risks ING is facing when executing its strategy are identified, it is assessed if the potential impact is material and if it is controlled within ING’s risk management function; benchmarking current risk framework versus regulatory developments;

re-assessing
known risks to confirm risk level or detect potential changes;

and reflecting on the current set of
Risk Appetite Statements.
Step 2. Set Risk Appetite Framework
Based on ING’s risk assessment and risk purpose, boundary for the overarching risk frameworks are set. Once the overarching

risk appetite thresholds have been set and approved by EB/MBB and subsequent SB, the statements are translated into risk-type specific statements and lower level thresholds which are set and approved

by senior risk committees ALCO Bank, GCTP and NFRC Bank.
Cascading is done via a number of detailed risk appetite statements which have been defined per risk type, the combination of which ensure compliance with the overarching

Solvency,
Concentration and Funding

& Liquidity RAS.

Step 3. Cascade into statements

per risk type and business unit
The bank-wide risk appetite is translated per risk type, which is further cascaded into the organisation to the lowest level. Risk appetite statements are then translated into dedicated
underlying risk limits that are used for the day-to-day monitoring and management of ING’s risks.
The suite of risk appetite statements serve as inputs for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Risk Appetite Statements
Boundaries
Underlying risk metrics

Funding & Liquidity Liquidity Coverage Ratio
Net Liquidity Position – internal stress
test
Solvency CET1 ratio
Leverage

ratio
Capital Utilisation
MREL
TLAC
Concentration
Concentration event

Risk (LGD)
Event Risk
Instruments
Underlying risk metrics

Credit Risk EAD
RWA
ECL
INCAP
Market Risk (Trading

Book)
Value-at-Risk
Stressed VaR
Incremental Risk Charge
Regulatory/ Economic Market Risk
capital
Market Risk (Banking Book) IFRS P&L-at-Risk
NPV-at-Risk
Customer Behavior/Market Risk
Economic capital
Revaluation-Reserve-at-Risk
Non-Financial Risk Expected Loss
Regulatory/ Economic Operational
Risk capital
Overdue iRisk
Business Risk IFRS P&L-at-Risk

Step 4. Monitor and manage underlying risk

limits
In order to verify that it remains within the risk appetite framework,

ING reports its risk positions vis-
à-vis its limits on a regular basis to senior management committees. The Quarterly Risk Update reflecting the exposure of ING against the risk appetite targets is submitted quarterly to the EB and the MBB and to the (Risk Committee of the) SB. Moreover every quarter the financial plan is checked for potential limit breaches within a 1 year horizon, where in the strategic dialog the MBB can take mitigating measures or adjustments to the dynamic plan can be made.
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

are:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

168

◾

Risk identification

& risk assessment: It identifies

& assesses the risks ING or the relevant entity is
facing when executing its strategy based on the current and possible future economic, political, regulatory and technological environment. It provides

a description of the main risks related to
the nature of ING’s business, activities and vulnerabilities.

◾

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
◾

Impact calculation and aggregation: Based on the quantitative description of the stress scenarios determined in the previous step, the impact is determined for the relevant scenario, scope and horizon. The impact calculation and aggregation can be part of a recurring process or are part of a specific process set-up for one-off stress tests.
◾

Scenario reporting: For each stress test, a report

is prepared after each calculation which
describes the results of the scenario, gives a recap of the scenario and its main assumptions and parameters. It is complemented, if needed, with an advice for management action based on the stress testing results.

◾

Scenario control & management assessment: Depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may
include, but are not limited to, sales or transfers of assets and reductions of risk limits.
Methodology
Detailed and comprehensive models are used to calculate the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure that the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific
and use different macroeconomic and market variables as input variables. The calculations are in line with our accounting and regulatory reporting frameworks. The stress testing models are
subject to review by Model Risk Management.
Regulatory environment
CRRII/CRDV and BRRDII
On 16 April 2019, the European Parliament (EP) approved

the final agreement on a package of
reforms proposed by EC to strengthen

the resilience and resolvability

of European banks. The
package of reforms comprises two regulations

and two directives, namely amendments to the
Capital Requirements Regulation

and Directive (CRR/CRD), the Bank Recovery and Resolution
Directive (BRRD), and the Single Resolution Mechanism Regulation (SRMR).

The key changes introduced by the banking reform package consist of among others a binding
Leverage

Ratio (LR) requirement, independent from

the riskiness of the underlying exposures, as a
backstop to risk-weighted capital requirements, and a Net Stable Funding

Ratio (NSFR) based on the
Basel NSFR standard but including adjustments with regard to pass-through models and covered bonds issuance. Further, the EBA obtained a mandate to investigate how to incorporate environmental, social, and governance (ESG) risks into the supervisory process and what the prudential treatment of assets associated with environmental or social objectives should look like.
Also, the rules on the subordination of Minimum Requirement

for own funds and Eligible Liabilities
(MREL) instruments are tightened and a new category of large banks with a balance sheet size greater than EUR 100 billion, is introduced.
Basel III revisions and

upcoming regulations
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

In July 2019, the ECB published final chapters of the

guide to internal models, covering credit risk,
market risk and counterparty credit risk. These risk type-specific chapters are intended to ensure a
common and consistent approach to the most relevant aspects of the regulations on internal
models for banks directly supervised by the ECB. Additionally, they provide transparency on how the ECB understands the regulations on the use of internal models to calculate own funds requirements for the three

risk types. Impact on ING is through more stringent regulation on internal models as well as an increase of Risk Weigthed Assets (RWA).

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
identified as emerging risks.

The topics have emerged as part of the annual Risk Assessment that is performed as part of the
Stress Testing

Framework

and the Risk Appetite Framework. The

sequence in which the risks are
presented below is not indicative of their likelihood of occurrence or the potential magnitude of
their financial

consequences.

During 2019, several changes were made to our top and emerging risks. The top risks in 2019 are
related to financial crime, cybercrime and persistent low interest rates in Eurozone.

Also, climate
change risk remains an emerging risk, reflecting the impact a deterioration of the climate may have for the financial position and/or reputation of ING.

Macroeconomic developments
The economic activity was marked in 2019 by a slowdown in global growth led by prolonged uncertainty on Brexit, effects of US-China trade tensions and reduced US fiscal stimulus. The decision of the United Kingdom to leave the European Union (‘Brexit’) remains a major political

and
economic event that continues to affect

sentiment. Despite negotiating a revised deal in October
2019, the vote in the UK parliament did not go ahead. The UK parliament chose to postpone the vote on the deal until legislation needed to turn the withdrawal agreement into UK law was completed. ING continued to take steps throughout the year to prepare for various options.
Although ING has activities in the UK through the Wholesale Banking (WB) business line, no material asset quality deterioration following the Brexit decision has taken place.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The coronavirus,

COVID-19, is recently dominating global news. As the coronavirus outbreak spreads rapidly, a central

ING team has been set up to monitor the situation globally and provide guidance on health and safety measures, travel advice and business continuity for our company.
As the situation differs from country to country, we are following local government guidelines in our response to the virus. Also the potential economic implications for the countries and sectors where ING is active in are being assessed and discussed in order to identify possible mitigating actions.
Financial economic crime
Knowing who we do business with helps us to protect our customers, society and our bank from financial economic

crimes (FEC). We believe

that as gatekeepers to the financial

system we have an
obligation to prevent criminals from misusing it or detect and respond when it is being misused. We believe we can be even more

effective in safeguarding the financial

system if we join forces and
work with other banks and with national, European and global authorities and law enforcement agencies to tackle financial

economic crime.

In 2019, we continued to implement and execute policies and procedures to further enhance our
Know Your

Customer (KYC) activities. We continued to work on the global KYC enhancement programme that started at ING in 2017 and which we built on in 2018 and 2019. The programme encompasses all customer segments in all ING business units. For more information on FEC and KYC see ‘Compliance risk’ chapter.
Model risk
Risk management also depends on models more and more as banking has become a digital business in a volatile, uncertain, complex and ambiguous world with constantly changing customer needs, more demanding regulatory expectations, increasing dependency on the use of models and the need to adapt and react quickly.

In 2019, we initiated a programme (the Model Paradigm

Shift) to improve the availability and
quality of our data, model governance and processes, further strengthening our risk modelling and data capabilities to give ING a competitive advantage.
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

further enhancing the control environment to protect, detect and respond to e-banking fraud, DDoS and targeted attacks. Controls

and monitoring continue to be embedded in the
organisation as part of the overall internal control

framework and are

continuously re-assessed
against existing and new threats. The identification and monitoring of new threat actors and campaigns relevant to ING also informs this process

as does the closer alignment between IT
security and fraud teams. In addition, ING continues to strengthen its global cybercrime and fraud resilience through extensive collaboration

with financial

industry peers, law enforcement
authorities, government (e.g. National Cyber Security Center) and internet service providers

(ISPs).
Low interest

rates in Eurozone
The persistence of a low interest rate environment

in Europe, where

central banks held their rates
at very low and even negative levels

in most countries, continued to negatively impact short-term as well as long-term market rates. This is posing a challenge for banks to maintain positive income in the form of net interest income from traditional

savings activities.

Sourcing risk and third

-party resources
The amount of business processes that is sourced to third-parties increased significantly over the years. Most notable is our (internal) sourcing in Poland, the Philippines and Slovakia but also
(external) third-party sourcing increased.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Through the renewed sourcing

policy and related control standard, ING will actively monitor the controls around sourcing

(internal & external). According to 2019 EBA guidelines, all external and internal contracts have to re-assessed and properly classified and registered before end of 2021. In
2020, NFR will focus on improving business units’ risk data on Sourcing risk and related reporting.
Climate change risk
The urgency around climate change is escalating and climate-related risk tops the World

Economic
Forum’s global ranking in terms of likelihood and impact. The potential financial impacts of extreme
weather events such as hurricanes, floods and heatwaves are elevating the risks associated with climate change. With more than 38 million customers in over 40 countries, our business activities can both significantly influence

communities and the environment and be impacted by climate
risks. As such, we take our responsibility to help mitigate this risk seriously.

Shifts in societal expectations on

climate change and developments in climate science are driving new initiatives and policy updates within the bank to address this threat. For example, we’ve set
ambitious targets to reduce financing for coal power generation to close to zero by 2025, and no longer provide financing to new clients whose business is over 50 percent reliant on coal-fired power.

By the end of 2025, we will not finance

any clients in the utilities sector who are more than
five percent reliant on coal. In addition, we are steering our loan portfolio to meet the well-below two degrees goal of the Paris Climate Accord.

In 2019, we published our first

progress report

on
Terra,

our pathway towards climate alignment in the sectors most responsible for climate change.

We expect climate change to remain firmly on ING’s agenda, as well as the agendas of our customers and of regulatory and supervisory bodies around the world. We have committed to
report in line with the recommendations of the Taskforce

for Climate-related Financial Disclosures
(TCFD) and we continue to work on the challenging exercise of translating potential climate risks
and transition risks into financial risk for ING.
Task

Force

on Climate-Related Financial

Disclosures (TCFD)
ING endorses the Financial Stability Board’s (FSB) Task

Force

on Climate-Related Financial
Disclosures (TCFD) recommendations. This voluntary disclosure outlines the progress made to date.
To

further strengthen understanding and adoption of TCFD recommendations, ING has joined the
UNEP FI TCFD Phase 2 to develop transition and physical risk assessment models in 2019.
Governance
ING’s Climate Change Committee (CCC) is mandated to oversee and set priorities for the implementation of the TCFD recommendations and other strategic climate-related topics that impact the group. For details please refer

to our approach to climate governance.

Strategy
In order to get an understanding of our company’s exposure to climate risk, we have started with the analysis of climate-affected sectors

as outlined in the report ‘Recommendations of the Task
Force

on Climate-related Financial Disclosures (June 2017)’. We

conducted an Energy Transition
assessment for particularly sensitive sectors within the Transportation, Industrials, Power and Real
Estate sectors where the results can help improve

our understanding of the impacts of changing
regulation and technology developments. ING is committed to continuously reviewing

and
monitoring its policies and strategies as climate-related risks and opportunities emerge. As a result of transition risk ING further refined its coal policy in 2017, targeting near-zero coal exposure by
2025.

In 2018, ING started measuring and steering our lending portfolio towards the Paris Agreement’s well-below two degree goal by 2040 – our Terra

Approach (Report of the Executive Report). For
instance, our automotive, real estate and power portfolio have been assessed. For an overview of
how we capitalise on climate-related opportunities, please refer to Responsible Finance (Report of the Executive Report).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Risk Management
Our approach continues to evolve as we develop

a better understanding of climate risk and we
start to embed climate risk within our risk management process. ING has a Risk Identification

and
Risk Assessment process in place, helping us to adjust risk appetite and policies to reflect external environment management.

ING’s Environmental and Social Risk (ESR) management process evaluates risks on a client and transaction basis. In 2019, we updated our ESR policy and implemented a standalone climate change policy which aims to limit deal-specific

potential negative climate impacts. (refer to ESR
policy).
Metrics and Targets
We have set climate-related

targets in our lending portfolio. This includes exiting coal by 2025 and steering our €600 billion portfolio towards meeting the Paris Agreement’s well-below two degree
goal (Terra

Approach). Under Terra,

we need to set one target per sector for each of the nine
sectors. As of year-end 2019, we had developed an approach and target for five sectors. For details refer to our 2019 Terra

Progress Report. For

our approach to setting opportunity-related metrics
and targets please refer to Climate Fi

nance.
Next Steps
In the course of 2020 we aim to identify physical risk in our lending portfolio while we continue our transition risk analysis. We utilise learnings and best practices from sector initiatives and our
participation in the UNEP FI TCFD programme.

Credit

risk

Introduction
Credit risk is the risk of loss from the default and/or

credit rating deterioration

of clients. Credit risks
arise in ING's lending, financial

markets and investment activities. The credit risk section provides information on how ING measures, monitors and manages credit risk and gives an insight into the portfolio from a credit risk perspective.
Governance (*)
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
internal risk/reward

guidelines and controls.

Credit risk is a Tier 1 level risk function within ING and is part of the second line of defence. It is managed by regional and/or business unit CROs. The CRO Wholesale Banking (WB), CRO
Challengers & Growth Markets (C&G), CRO Netherlands and CRO Belux focus on specific risks in the
geographical and/or business areas

of their responsibilities. The Financial Risk department is a Tier 2 level risk function, which is responsible for the consolidated risk appetite setting, risk frameworks, model development

and policies.

The credit risk function encompasses the following activities:
◾

Measuring, monitoring and managing credit risks in the bank’s portfolio;
◾

Challenging and approving new and modified transactions and borrower reviews;
◾

Managing the levels of provisioning and risk costs, and advising on impairments; and
◾

Providing consistent credit risk policies, systems and tools to manage the credit lifecycle of all activities.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Credit risk categories

(*)
Credit risk uses the following risk categories to differentiate between the different types of credit risk:

◾

Lending risk:

is the risk that the client (counterparty, corporate or individual) does not pay the principal, interest or fees on a loan when they are due, or on demand for letters of credit (LCs)
and guarantees provided by ING..
◾

Investment risk
: is the credit default and risk rating migration

risk that is associated with ING’s
investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur as a result of holding a position in underlying securities whose Issuer's credit quality deteriorates or defaults.
All investments in the banking book are classified in the investment risk category. The primary purpose of ING’s investments in the banking books is for liquidity management.
◾

Money market (MM) risk
: arises when ING places short-term deposits with a counterparty in
order to manage excess liquidity. In the event of a counterparty default, ING may lose the deposit placed.
◾

Pre-settlement (PS) risk : arises when a client defaults on a transaction before settlement and
ING must replace the contract by a trade with another counterparty at the then prevailing
(possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over-the-counter

(OTC) derivatives and securities
financing transactions).

◾

Settlement risk : is the risk that arises when there is an exchange of value (funds or instruments)
for the same value date or different value dates and receipt is not verified or expected until after
ING has given irrevocable instructions to pay or has paid or delivered its side of the trade.

The risk
is that ING delivers but does not receive delivery from

its counterparty. ING manages settlement
risk in the same way as other credit risks by setting a risk limit per client. Due to the short-term nature (typically one day), ING does not hold provisions or capital for settlement risk. Although a relatively low risk, ING increasingly uses DVP

(delivery versus payment) and safe settlement
payment techniques to reduce settlement risk.

For the reconciliation between

credit risk outstandings categories and financial assets, refer to table below:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Reconciliation between credit risk categories and financial position (*)
Credit risk categories Mainly relates to: Notes in the financial statements
Lending risk
-Cash and balances with central banks Note 2 Cash and balances with central banks
-Loans and advances to banks Note 3 Loans and advances to banks
-Loans and advances to customers Note 4 Financial assets at fair value through profit or loss
-Off-balance sheet items e.g. obligations under financial guarantees and letters of credit and undrawn credit facilities
Note 5 Financial assets at fair value through other comprehensive income
Note 7 Loans and advances to customers
Note 45 Contingent liabilities and commitments
Investment risk
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
Note 44 Offsetting financial

assets and liabilities
Settlement risk
-Financial assets at fair value through profit or loss (trading assets and non-trading derivatives)
Note 4 Financial assets at fair value through profit or loss
-Financial liabilities at fair value through profit or loss (trading assets and non-trading derivatives)
Note 11 Other assets
-Amounts to be settled Note 15 Financial liabilities at fair value through profit or loss
Note 17 Other liabilities
Credit risk appetite and concentration

risk framework

(*)
The credit risk appetite and concentration risk framework

is designed to prevent undesired high
levels of credit risk and credit concentrations

within various levels of the ING portfolio. It is derived
from the concepts of boundaries and instruments as described in the Risk Appetite Framework.
Credit risk appetite statements

(*)
Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value
creation. The credit risk appetite

is linked to the overall bank-wide risk appetite framework. The credit risk appetite is expressed in quantitative and qualitative measures. Having a credit risk
appetite achieves:
◾

Clarity about the credit risks that ING is prepared to assume, target setting and prudent risk
management;
◾

Consistent communication to different stakeholders;
◾

Guidelines on how to align reporting and monitoring tools with the organisational structure and strategy; and
◾

Alignment of business strategies and key performance indicators of business units with ING’s credit risk appetite through dynamic planning..

Credit risk appetite is present across different levels

within ING, at portfolio level as well as
transaction level. The various credit risk appetite components at portfolio and transaction levels together result in the credit risk appetite framework

.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The credit risk appetite and concentration risk framework

is composed of:

◾

Country risk concentration : Country risk is the risk that arises due to events in a specific country
(or group of countries). In order to manage the maximum country event loss ING is willing to accept, boundaries are approved

by the Supervisory Board ensure ING’s consolidated 3-year
average result

before tax can absorb an estimated country event loss due to a country risk occurrence. The estimated level

is correlated to the risk rating assigned to a given country.

Actual country limits are set by means of country instruments, which are reviewed monthly and updated when needed. For countries with elevated levels of geopolitical or severe economic cycle
risk, monitoring is performed on a more frequent basis with strict pipeline and exposure management.
◾

Single name and industry sector concentration : ING has established a credit concentration risk framework in order to identify, measure

and monitor single name concentration and industry
sector concentration (systemic risk). The same concept of boundaries and instruments are applied.

◾

Product and secondary risk concentration : ING has established a concentration framework to identify, measure and monitor product concentration and secondary risk.

◾

Scenarios and stress tests : Stress testing evaluates ING’s financial stability under severe, but plausible stress scenarios, and supports decision-making that assures ING remains a financially going concern even after a severe event occurs. In addition to the bank-wide stress testing
framework as described above, ING performs regularly

sensitivity analysis to assess portfolio risks
and concentrations. These sensitivity analyses are consistent with the stress scenario established in the Group-wide credit risk appetite framework

.
◾

Product approvals
: The product approval and review

process (PARP)

assesses and manages risks
associated with the introduction of new or modified

products. It ensures that sound due diligence
is performed by relevant stakeholders and the relevant

risks (credit, operational, compliance,
etc.) are addressed appropriately

..
◾

Sector policies : These are detailed analyses of defined products and/or industries. They identify the major risk drivers and mitigants, the internal business mandate, and propose the risk
(including business) parameters – and potentially the maximum product and/or portfolio limit -
to undertake that business. A sector policy is always prepared by the front office responsible for the internal business mandate and requires an approval from

the designated approval authority.
Sector policies may carry various names and/or may have geographical and/or business
limitations (e.g. local

vs global).
◾

Reference benchmarks: The maximum credit risk appetite per obligor group is expressed as a
(benchmark) exposure at the concentration risk level, which corresponds to (maximum) internal
capital consumption for credit risk. It is used as a reference amount in the credit approval
process.
◾

Credit approval process
: The purpose of the credit approval process

is that individual
transactions and the risk associated with these transactions are assessed on a name-by-name basis. For each type of client there is a dedicated process

with credit risk managers specialised
along the business lines of ING. The credit approval process is supported by a risk rating system
and exposure monitoring system. Risk ratings are used to indicate a client’s creditworthiness which translates into a probability of default. This is used as input to determine the maximum risk appetite that ING has for a given type of client (reference benchmark). The determination of the delegated authority (the amount that can be approved at various levels of the organisation)
is a function of the risk rating of the client and ING’s credit risk exposure on the client.

Given the nature of the retail business, roles

and responsibilities of the local credit risk policy are
delegated to local retail credit risk management. However,

the global retail risk policy prescribes
no-go criteria and minimum standards for underwriting. Lending standards, including material changes to those standards, are approved

by the global head of retail risk.
Environmental and

Social Risk Framework
ING’s environmental and social risk (ESR) policy framework helps us make transparent choices
about how, where and who we do business with. In 2019 we renewed our ESR Framework based on
input from different stakeholders including clients, peers, NGOs and our own colleagues. Through

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

regular updates like these we keep abreast of societal norms and regulation relating to
sustainability and challenge our own increasingly strong commitments on the topics of human rights and climate change.

ESR in practice in 2019
The ESR policy framework includes standards and best practice guidance for ESR-sensitive sectors.
It includes explicit restrictions on activities not in line with ING’s values and harmful to people or the environment (for example companies involved

in manufacturing cluster munitions), which we will
not directly finance.

The next table gives insight into the ESR policies that are part of the Framework and where they are
applied.:

Credit risk portfolio per economic sector and application of ESR framework in percentage
2019
outstandings
ING Values
Human rights
Environmental

compliance
Animal

welfare
Defence
Equator principles
Forestry and

Agrocommodities
Mining and Metals
Tobacco*
Infrastructure
Generic engineering*
Manufacturing
Chemicals
Energy**
Fisheries*
Consumer lending 32.4%
●
Financial institutions 20.5%
●
Governments 7.1%
●
Other 0.4%
●
Corporates 39.6%
● ● ●
Real estate 6.6%
● ● ● ●
Natural resources 5.5%
● ● ● ● ● ●
Transportation

& logistics
4.4%
● ● ● ● ● ●
Services 3.7%
● ● ● ● ● ● ●
Food, beverages

& personal care
3.2%
● ● ● ● ● ● ● ● ●
General industries 3.2%
● ● ● ● ● ● ●
Builders & contractors 2.0%
● ● ● ● ●
Chemicals, health & pharmaceuticals 2.0%
● ● ● ● ● ● ●
Other 1.9%
● ● ● ●
Utilities 1.5%
● ● ● ● ●
Media and telecom 1.4%
● ● ● ● ● ●
Retail 1.1%
● ● ● ●
Automotive 0.8%
● ● ● ● ● ●
Technology 2.2%
● ● ● ● ● ● ●

*

Fully or partially excluded activities.

** Includes policies on Oil and Gas, Coal, Nuclear Energy and Power Generation.

The way the Framework

is applied in practice differs per product type. Generally the largest potential environmental and social impacts come from large corporates within our Wholesale
Banking (WB) segment. WB is therefore the initial focus of our assessments and where we promote active ESR dialogue. We have been working with wholesale clients for more than 15 years to

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

support them in understanding and managing their environmental and social impact. A simplified version of the ESR policy framework, following the same rationale and principles, applies to ING’s
retail activities for mid-corporates and small medium enterprises.

The ESR policy framework is incorporated in ING’s KYC

policy framework, meaning the ESR client
assessment is part of client on-boarding and review.

The ESR framework minimum requirements
are also included in ING’s procurement policy and apply to the scree ning of suppliers of ING’s
procurement activities.

ESR is applied in practice in different ways, including an ESR client assessment during KYC onboarding, an ESR transaction assessment for Wholesale Banking, separate in-depth advice from the global ESR team for ESR high-risk WB transactions and name screening for transactions with fully restricted clients. These ESR check and controls are integrated into our client and transaction
due diligence processes.

Of all WB engagements in scope of the ESR policy framework in 2019, 85 percent were considered
ESR low risk, 9 percent ESR medium risk and 6 percent ESR high risk. ESR high-risk cases require specialised advice from the global ESR team. The team now consists of 13 dedicated ESR advisors,
11 of them are in Amsterdam and two

are located in Geneva and New York.

Whereas we have a
strong ESR policy framework, we

acknowledge that we need to further improve our processes in order to ensure accuracy

and completeness of the data. The ESR advice assesses the specific product offered and impacts associated with it, the sector, operating context and geography of the engagement and other relevant factors. Based on this in-depth research, a binding advice is given that can only be overruled at Board level.

Of the 304 ESR advices given in 2019, 45 percent were
positive, 25 percent positive subject to conditions and 30 percent negative. Conditions can play an
important role in helping clients transition towards improved environmental and social
performance on the ground.

The ESR team’s main focus is on its policy development and transaction advisory roles. However the team also provides training (both in-person and via webinars) to hundreds of colleagues around the world every year in risk, front-office, KYC and compliance teams, so that ESR knowledge is built on and spread.
Updates in the ESR Framework
The renewed ESR Framework

went live in July 2019. In this review, building on internal and external stakeholder input, we improved our structure and aimed to provide more clarity on the scope and
governance of ESR. The Framework

now includes standalone policies on human rights and climate change and an infrastructure policy. This reflects external developments, societal expectations and our ambitions for these topics and sustainability in general.

New restrictions in the updated framework include arctic offshore oil and gas exploration and production, white phosphorus, asbestos and small arms and light weapons for private individuals.
We have a zero

-tolerance policy for some of the restrictions, such as with companies involved in the production of cluster munitions. For others, we try to refrain as much as possible from any form
of involvement, whether directly or indirectly.

The new framework also affects companies with
both controversial and non-controversial

activities.

In the updated ESR policy framework we have ensured

that each sector policy includes the proper
references

to the relevant standards of the

human rights and climate change overarching pillars.
Incorporating

these helps us to determine which transactions require further analysis and action, and provides our stakeholders with a better understanding of our approach to human rights and climate change when assessing transactions. The updated ESR policy also encourages clients to identify and be transparent about how human rights and/or environmental issues affect their
supply chains. They should provide evidence of proper monitoring and where relevant, translate
these findings into

acceptance criteria for partners

and suppliers.
Developing international

best practice and stakeholder

engagement
Our ESR approach helps us and our clients to gradually enhance the implementation of key standards like the UN Guiding Principles on Human Rights and the Organisation for Economic
Cooperation and Development (OECD) Guidelines for Multinational Enterprises. But beyond

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

stimulating better environmental and social performance in our own portfolio, ING actively collaborates with other institutions, peers and regulators to address the environmental and social
challenges we face:

◾

ING and the Equator Principles (EPs):

The EPs, an environmental and social risk management
framework adopted by over 100 banks globally, were

updated in 2019. The new version (EP4),
has increased the scope to capture more

project-related transactions. It contains new
commitments on human rights, climate change, Indigenous people and biodiversity. ING, an active EP Association member, co-led the coordination of the EP4 update process. ING is a member of several working groups,

including those on social risks, climate change and scope. ING also co-leads the capacity building and training working group, which resulted in the roll-out of
an online EP learning tool to ING risk and front-office

employees last year.

The tool is used by
other EP banks globally.
◾

Dutch Banking Sector Agreement : We continued our engagement in Dutch multi-stakeholder platforms to implement the Dutch Banking Sector Agreement on International Responsible
Business Conduct Regarding Human Rights. In 2018, we published our first human rights report in
which we disclosed our saliency process and the human rights salient to ING – child labour, forced labour and land-related community issues. In 2019, we published an update focused on our role as a corporate lender and the outcome of an exercise where we proactively engaged
with 29 clients in human rights.

◾

Thun Group : In the international arena, ING actively participates in the Thun Group, an informal group of bank representatives

sharing expertise and experience to support the

integration of the
UN Guiding Principles on Business and Human Rights into the policies and practices of banks.

◾

OECD : ING’s active role in promoting and integrating human rights is reflected in our participation as a formal advisory member to the OECD on responsible business conduct in our sector. In 2019 the OECD published the Due Diligence for Responsible Corporate Lending

and Securities
Underwriting report that provides a global environmental and social risk framework for financial
institutions. We participate in the annual meetings for practitioners from financial institutions
(export credit agencies, EP financial

institutions, commercial banks, development institutions,
etc.) organised by the OECD in Paris, enhancing knowledge sharing and collaboration.

◾

United Nations Human Rights Office
: In May, at the request of the UN Human Rights Office

of
the High Commissioner, ING hosted a meeting with Dutch private sector industrials and the UN
High Commissioner for Human Rights, Ms Michelle Bachelet, during her first official

visit to the
Netherlands, to discuss the role and leverage of the private sector in this important area.

By taking part in the above-mentioned initiatives, we aim to contribute our viewpoint and those of our clients, employees and other stakeholders to help shape a consensus and develop clear guidelines that can serve as a standard for our industry.

Credit risk models (*)
Within ING, internal Basel compliant models are used to determine probability of default (PD), exposure at default (EAD) and loss given default (LGD)

for regulatory and economic capital
purposes. These models also form the basis of ING’s IFRS 9 loan loss provisioning (see “IFRS 9 models” below). Bank-wide, ING has implemented around 100 credit risk models, for regulatory capital,

economic capital and loan loss provisioning purposes.

There are two

main types of PD, EAD and LGD models used throughout the Bank:
◾

Statistical models

are created where

a large set of default or detailed loss data is available. They are characterised by a sufficient number of data

points that facilitate meaningful statistical
estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available;
◾

Hybrid models

contain characteristics of statistical models combined with knowledge and experience of experts from risk management and front-office

staff, literature from rating
agencies, supervisors and academics. These models are especially appropriate for ‘low default portfolios’, where limited historical defaults exist.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Credit risk rating process

(*)
In principle, all risk ratings are based on a Risk Rating (PD) Model that complies with the minimum requirements detailed in CRR/CRDIV, ECB Supervisory Rules and EBA guidelines. This concerns all borrower types and segments.

ING’s PD rating models are based on a 1-22 scale (1=highest rating; 22=lowest rating)

referred to as
the ‘Master scale’, which roughly corresponds to the rating grades that are assigned by external
rating agencies, such as Standard & Poor’s, Moody’s and Fitch. For example, an ING rating of 1
corresponds to an S&P/Fitch

rating of AAA and a Moody’s rating of Aaa; an ING rating of 2 corresponds to an S&P/Fitch

rating of AA+ and a Moody’s rating of Aa1, and so on.

The 22 grades are composed of the following categories:
◾

Investment grade (risk rating 1-10);

◾

Non-investment grade (risk rating 11-17);
◾

Sub-standard (risk rating 18-19); and
◾

Non-performing (risk rating 20-22).

The three first categories (1-19) are risk ratings for performing loans. The ratings are calculated in IT systems with internally developed models based on data that is either manually or automatically fed. Under certain conditions, the outcome of a manually fed model can be challenged through a rating appeal process. Risk ratings for

non-performing loans (NPL) (20-22) are set by the global or
regional credit restructuring department. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading.

Risk ratings assigned to clients are reviewed

at least annually, with the performance of the
underlying models monitored regularly. Over 90 percent of ING’s credit exposures have been rated
using one of the in-house developed PD rating models. Some of these models are global in nature, such as models for large corporates, commercial

banks, insurance companies, central
governments, local governments, funds, fund managers, project finance and leveraged companies.
Other models are more regional-

or country-specific:

there are PD models for Small Medium
Enterprise (SME) companies in Central Europe,

the Netherlands, Belgium, Luxembourg, as well as
residential mortgage and consumer loan models in the various retail markets.

Rating models for retail clients are predominantly

statistically driven and automated, such that
ratings can be updated on a monthly basis. Rating models for large corporates,

institutions and
banks include both statistical characteristics and manual input, with the ratings being manually updated on at least an annual basis.
Credit risk models - Pre

-settlement measurement models
For regulatory capital,

pre-settlement (PS) exposure is calculated using a marked to market (MtM)
plus regulatory-based add-on. For internal capital purposes,

ING uses a combination of a MtM plus
model add-on approach and a scenario simulation approach.:

ING recognises that the above approaches are

not sufficiently

accurate for certain trading products
such as highly structured or exotic derivative transactions. For the assessment of risk exposures of such complex products a bespoke calculation is made.

Under Pillar 1, ING uses the Current Exposure Method (Mark to Market method), which is a standard approach prescribed by the regulation. There

are no exposures under the advanced, Internal Model
Method (IMM) under Pillar1. Under Pillar 2 however, for FX and interest rate derivatives, ING uses a
risk sensitive approach based on Monte Carlo simulations.
Credit risk tools
Credit risk systems and data standards
The acceptance, maintenance, measurement, management and reporting of credit risks at all levels of ING is executed through single, common credit

risk data standards using shared credit risk
tools that support standardised and transparent credit risk practices.

ING has chosen to develop
credit risk tools centrally. The philosophy is to use a single source of data, in an integrated approach that includes ING policy, the regulatory environment in which we operate,

and the daily

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

processes that are active throughout the Group.

Disciplined application in these three areas is
essential for achieving high data quality

standards. The customer-centric data model conforms to
the three core business needs of ING:
◾

To

monitor the risks we undertake.
◾

To

be compliant with our internal and external obligations; and
◾

To

transact effectively and efficiently

with our clients.
Credit risk portfolio (*)
ING’s credit exposure is mainly related to lending to individuals and businesses followed by investments in bonds and securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans

(including guarantees issued) to businesses are often
collateralised, but may be unsecured based on the internal analysis of the borrower’s creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly
consist of bonds issued by central governments and EU and/or OECD based financial

institutions.
Secured bonds, such as mortgage backed securities and asset backed securities are secured by the underlying diversified pool of assets

(commercial or residential mortgages, car loans and/or other assets) held by the securities issuer.

The last major credit risk source involves pre

-settlement (PS)
exposures which arise from trading activities, including derivatives, repurchase transactions and
securities lending/borrowing transactions. This is also commonly referred to as counterparty credit
risk.

The prior period outstandings have been updated to improve consistency and comparability to the current year presentation. This is applicable to all following tables in the sections credit risks portfolio, credit risk mitigation and credit quality that include outstandings with prior period comparatives.
Portfolio analysis per business

line (*)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Outstandings per line of business 1,2,3 (*)
Wholesale Banking Retail Benelux
Retail Challengers &
Growth Markets
Corporate Line Total
Rating class 2019 2018 2019 2018 2019 2018 2019 2018 2019 2018
Investment grade
1 (AAA) 31,859 25,179 372 466 18,973 16,390 24,774 29,333 75,978 71,368
2-4 (AA) 46,394 46,847 5,853 5,572 36,460 28,515 1,832 1,431 90,539 82,365
5-7 (A) 66,756 63,917 20,922 19,645 48,587 41,325 323 398 136,588 125,285
8-10 (BBB) 115,888 110,875 115,192 109,844 49,681 56,551 3,190 3,149 283,951 280,419
Non-Investment grade
11-13 (BB) 86,342 93,152 63,993 66,899 41,584 43,154 31 957 191,950 204,162
14-16 (B) 22,929 18,462 15,845 16,447 14,755 12,098 13 53,528 47,020
17 (CCC) 1,081 1,648 2,223 2,324 933 764 98 90 4,335 4,826
Substandard grade
18 (CC) 1,228 1,441 1,409 1,492 531 602 . 3,168 3,536
19 (C) 659 298 1,056 1,093 672 630 . 2,387 2,022
NPL grade 20-22 (D) 4,516 4,395 4,316 4,229 2,399 2,189 275 314 11,506 11,128
Total 377,651 366,214 231,180 228,011 214,575 202,220 30,524 35,685 853,930 832,130
Industry
Private Individuals 31 32 164,466 164,220 167,262 156,385 331,758 320,637
Central Banks 34,044 28,962 8,383 6,124 23,339 27,116 65,766 62,202
Commercial Banks 44,152 45,213 250 251 8,884 8,889 3,502 4,461 56,788 58,814
Natural Resources 54,113 52,458 976 1,153 806 910 55,894 54,521
Central Governments 37,449 32,356 1,364 1,306 6,356 6,244 3,131 3,131 48,300 43,037
Non-Bank Financial Institutions 45,214 37,032 1,832 2,138 378 623 512 926 47,936 40,720
Real Estate 30,819 38,517 12,769 12,222 2,732 2,353 46,320 53,092
Transportation

& Logistics
27,334 27,009 2,882 2,704 764 769 30,980 30,481
Food, Beverages

& Personal Care
16,691 14,996 5,960 5,601 2,151 2,325 24,802 22,923
Services 10,252 12,461 10,929 9,911 862 990 3 2 22,046 23,363
General Industries 12,599 14,799 4,269 3,934 2,764 2,801 19,632 21,535
Lower Public Administration 3,594 3,459 5,619 5,296 8,184 8,227 17,397 16,983
Utilities 16,377 15,154 741 597 145 143 17,263 15,893
Chemicals, Health & Pharmaceuticals 9,213 10,190 6,213 6,258 1,017 1,129 16,443 17,577
Other 35,769 33,574 12,910 12,420 3,889 4,309 36 50 52,603 50,353
Total 377,651 366,214 231,180 228,011 214,575 202,220 30,524 35,685 853,930 832,130
Region
Europe Netherlands 41,255 41,807 142,547 142,621 905 657 25,340 30,025 210,046 215,110

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Belgium 33,936 36,546 82,368 79,362 572 671 18 16 116,894 116,595
Germany 18,067 15,832 485 476 99,966 96,278 43 45 118,561 112,630
Poland 15,713 14,377 66 66 20,377 17,801 36,156 32,244
Spain 8,849 10,957 68 64 21,838 19,092 30 15 30,785 30,128
United Kingdom 27,026 26,633 277 256 225 258 1,872 1,463 29,400 28,610
Luxemburg 22,209 18,145 4,051 3,779 1,554 1,603 13 13 27,827 23,540
France 13,914 13,736 519 519 6,267 4,605 3 5 20,703 18,865
Rest of Europe 65,432 65,324 406 400 22,816 23,962 25 21 88,679 89,706
Americas 67,893 64,672 223 294 1,457 1,572 340 379 69,912 66,917
Asia 52,065 48,563 103 105 180 194 2,840 3,703 55,188 52,564
Australia 8,622 6,755 27 28 38,416 35,524 1 1 47,066 42,308
Africa 2,671 2,867 40 43 2 4 2,713 2,915
Total 377,651 366,214 231,180 228,011 214,575 202,220 30,524 35,685 853,930 832,130
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
Overall Portfolio (*)
During 2019, ING’s portfolio size increased by EUR 22.3 billion (2.69%) to EUR 854 billion outstanding, driven by volume growth and foreign exchange rate changes. The net volume growth
was concentrated in the Lending

risk category. FX rate movements contributed to EUR 3.2 billion of the total growth, driven by the appreciation of the US dollar (+1.8%), British pound (+5.5%),
Australian dollar (+1.5%) and Polish new zloty (+0.9%), partially off-set by the depreciation of New
Turkish Lira

(-9.0%) and New Romania Leu (-2.7%) against the Euro

.

Rating distribution (*)
Overall the rating class concentration

improved. The share of Investment

grade rating classes
increased from 67.2% to 68.7%, while the share of non-investment grade slightly decreased, from
30.8% to 29.3%. Substandard grade outstanding remained stable at EUR 5.5 billion whereas the
NPL grade increased by 3.4%.

With respect to the rating distribution within the Business lines, in Wholesale Banking AAA-rated assets increased driven by the reserve deposit to Banque Centrale du Luxembourg

and bond
exposure to the Federal

Government of the United States of America. Wholesale A rating class increased as a result of outstanding to Bank of Japan and large corporate customers in the US, Asia
and the Netherlands. Reduced concentration in the BB rating class was mainly seen in real estate exposure.

In Retail Challengers & Growth Markets, the increase in AAA-rating was explained by increased
reserve deposit to Deutsche Bundesbank. Volume growth

in AA and A-rated residential mortgages
was

visible in Australia, Germany, Poland and Spain. This positive effect on the rating composition of C&G was slightly off-set by an increase in B rating related to lower ratings of Turkey’s mid-
corporate segment.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The rating distribution for Retail Benelux improved

mostly driven by improved risk profile of Dutch
residential mortgages shifting from rating classes BB to BBB, driven by historically low unemployment rate and continuing increase of the NVM House price index, improving LTV’s.

Corporate line decreased

concentration in AAA rating class due to a reduction in the reserve deposit with De Nederlandsche Bank.

Industry (*)
The industry composition within Retail is concentrated in private individuals with 71% for Retail
Benelux and 78% for Retail Challengers & Growth. In C&G, mortgage volume increased, primarily in
Germany, Poland and Australia.

In Retail Benelux the slight increase in Belgium and Luxemburg was largely off-set by the overall
reduction in Dutch mortgages due to a trend of early pre-payments and the transfer from
Westland Utrecht

Bank to Nationale Nederlanden.

Within Wholesale Banking, the sector development in Central Governments and Central Banks is consistent with the aforementioned development in the AAA-rating category. Exposure towards
Commercial Banks decreased mainly due to reduced

pre-settlement and lending exposures within
UK, Republic of Korea and Spain. Outstanding to Non-Bank FIs increased,

most notably in funds &
fund management sub-industry in Western Europe.

Apart from the movements against the financial counterparties,

ING Wholesale increased its
exposure to Food, Beverages

& Personal Care industry (in Brazil

and Hong Kong); to Natural
Resources (UK and Singapore), and to Utilities (Luxemburg

and the UK). Exposure decreased

in Real
Estate (Italy and the Benelux), Services (France

and Belgium), and General Industries (US and the
Netherlands).
Portfolio analysis per geographical

area (*)
The portfolio analysis per geographical area re-emphasizes the international distribution of the ING portfolio. The share of Netherlands in the overall portfolio decreased further from 25.9% to 24.6%.

The most noticeable outstanding trends in the Netherlands were the previously mentioned reduction in regulatory reserves with the central

bank. The lower volumes of residential mortgage
loans were almost completely off-set by a growth in term loans granted to SMEs. For

Belgium the
overall exposure

remained fairly stable as the reduction in the central bank deposit was off-set by increased exposures to Non-Bank FIs and growth

in term loans to mid-corporates. Outstanding in
Germany increased mainly due to residential mortgage lending, instalment loans and central bank exposures.

The higher exposure in the Americas was mainly driven by bond exposures to the US central government. In Asia, the concentration of outstanding slightly increased, with noticeable growth in exposure to Japan and Singapore, partly off-set by reduced exposures in China and Republic of
Korea. Australia

reported a growth in outstanding which was mainly driven by trade related transactions with Commercial Banks and mortgage lending to Private Individuals.

The top 5 countries within Rest of Europe based on outstanding were:

Italy (EUR 16,781 million),
Switzerland (EUR 12,016 million), Turkey (EUR 11,383 million), Romania (EUR 7,473 million) and
Russian Federation (EUR 5,652 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Outstandings by economic sectors and geographical area

1
(*)
Region Total Total
Industry Netherlands Belgium Germany Poland Spain
United
Kingdom
Luxemburg France
Rest of
Europe
America Asia Australia Africa 2019 2018
Private Individuals 117,194 43,057 84,281 11,296 20,758 248 3,019 2,242 15,626 222 179 33,602 36 331,758 320,637
Central Banks 21,635 16,651 7,573 211 370 1,867 5,048 796 6,454 0 4,951 200 8 65,766 62,202
Commercial Banks 1,918 358 4,231 254 743 7,206 3,771 5,945 7,398 7,682 13,576 3,353 352 56,788 58,814
Natural Resources 2,556 1,323 959 729 220 4,307 2,339 652 16,037 9,521 15,442 749 1,061 55,894 54,521
Central Governments 7,970 5,777 3,033 6,626 4,597 42 184 1,554 6,668 9,724 1,071 689 367 48,300 43,037
Non-Bank Financial Institutions 4,168 2,516 3,824 1,292 906 7,486 4,438 1,815 4,974 12,435 3,259 674 149 47,936 40,720
Real Estate 17,162 8,949 450 2,375 659 326 2,410 3,006 3,682 3,395 805 3,091 8 46,320 53,092
Transportation

& Logistics
4,722 2,298 505 1,100 569 2,081 868 812 6,129 3,979 6,818 651 447 30,980 30,481
Food, Beverages

& Personal Care
6,301 3,095 322 2,093 329 995 1,779 874 2,602 4,632 1,651 111 19 24,802 22,923
Services 4,683 9,272 574 822 162 774 646 711 1,109 2,264 604 426 0 22,046 23,363
General Industries 4,096 3,301 1,143 2,295 274 382 437 144 3,504 2,628 1,423 5 0 19,632 21,535
Lower Public Administration 522 5,949 5,798 727 4 728 471 536 958 18 1,686 0 17,397 16,983
Utilities 1,331 1,056 1,673 654 418 2,032 571 445 3,103 3,493 1,380 843 265 17,263 15,893
Chemicals, Health & Pharmaceuticals 4,160 3,517 935 1,066 112 95 257 524 2,812 2,286 474 205 0 16,443 17,577
Other 11,628 9,774 3,260 4,614 664 1,560 1,331 712 8,045 6,694 3,536 782 2 52,603 50,353
Total 210,046 116,894 118,561 36,156 30,785 29,400 27,827 20,703 88,679 69,912 55,188 47,066 2,713 853,930 832,130
Rating class
Investment grade 144,134 73,010 95,685 22,921 23,598 24,429 21,444 15,418 50,878 42,689 41,134 31,542 175 587,056 559,437
Non-Investment grade 60,937 39,994 21,616 12,219 6,832 4,807 6,229 5,163 35,775 25,660 13,553 14,573 2,457 249,814 256,007
Substandard grade 1,993 1,023 555 212 85 17 75 25 484 464 347 265 9 5,555 5,558
NPL grade 2,983 2,867 705 806 270 148 79 96 1,541 1,100 154 686 71 11,506 11,128
Total 210,046 116,894 118,561 36,156 30,785 29,400 27,827 20,703 88,679 69,912 55,188 47,066 2,713 853,930 832,130
1

Geographic areas are based on country of residence, except for private individuals for which the geographic areas are based on the primary country of risk.
Credit risk mitigation (*)
ING uses various credit risk mitigation techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to a default by a customer.

The most common terminology used in ING for credit risk protection is ‘cover’. While a cover may be an important mitigant of credit risk and an alternative source of repayment, generally it is ING’s practice to lend on the basis of the customer’s creditworthiness rather than exclusively relying on the value of the cover

.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover forms

(*)
Within ING, there are two

distinct forms of covers. First, where the asset has been pledged to ING as collateral or security ING has the right to liquidate it should the customer is unable to fulfil its financial obligation.

As such, the proceeds can be applied towards

full or partial compensation of
the customer's outstanding exposure. This may be tangible (such as cash, securities, receivables, inventory, plant and machinery, and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights and licenses). Second, where there is a third-party obligation,
indemnification or

undertaking (either by contract and/or by law) ING has the right to claim from that third party an amount, if the customer fails on its obligations. The most common examples are guarantees (such as parent

guarantees and export credit insurances), letters of comfort or third-party pledged mortgages.
Cover valuation

methodology (*)
General guidelines for cover valuation are

established to ensure consistent application within ING.
These also require that the value of the cover

is monitored on a regular basis. Covers

are revalued
periodically and whenever there is reason to believe

that the market is subject to significant
changes in conditions. The frequency of monitoring and revaluation depends on the type of cover.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer’s balance sheet (e.g. inventory, machinery and equipment), nominal value (e.g. cash and receivables),

market value (e.g. securities and commodities), independent
valuations (commercial real estate) and market indices (residential real estate). For third-party
obligations, the valuation is based on the value that is attributed to the contract between ING and that third party.
Cover values

(*)
This section provides insight into the types of covers and the extent to which exposures benefit from collateral or guarantees.

The disclosure differentiates between risk categories (lending, investment, money market and pre-settlement). The most relevant types of cover include
mortgages, financial

collateral (cash and securities) and guarantees. ING obtains cover that is
eligible for credit risk mitigation under CRR/CRDIV, as well as cover that is not eligible. Collateral covering financial market transactions is valued on a daily basis, and as such not included in the
following tables. To

mitigate the credit risk arising from Financial Markets transactions, the bank enters into legal agreements governing the exchange of financial collateral (high-quality government bonds and cash).

The cover values are

presented for the total portfolio of ING, both the performing and non-
performing portfolio. Our definition of

non-performing is explained in detail in the Credit
restructuring section (below). For additional insight, a breakdown of ING’s portfolio by industry and geography is provided.

Exposures are categorised into different Value

to Loan (VTL) buckets that give insight in the level of
collateralisation of ING’s portfolio. VTL is calculated as the cover value divided by the outstandings
at the balance sheet date. The cover values are indexed

where appropriate and exclude any cost of
liquidation. Covers can either be valid for all or some of a borrower’s exposures or particular
outstandings, the latter being the most common. For the purpose of aggregation, over-
collateralisation is ignored in the total overview

and VTL coverage of more than 100% is reported as
fully covered. For

VTL coverage in the tables for Dutch mortgages, consumer lending and business lending, each cover is subsequently assigned to one of the six defined

VTL buckets: no cover, >0%
to 25%, >25% to 50%, >50% to 75%, >75% to <100%, and ≥ 100%.

The next table gives an overview of the collateralisation of the ING’s total portfolio.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Total

ING Bank – 2019
(*)
Outstandings
Cover type Value to Loan
Mortgages
Financial
Collateral
Guarantees Other covers No Cover
Partially
covered
Fully covered
Consumer Lending 329,949 574,786 3,775 26,766 36,774 6.9% 7.6% 85.5%
Business Lending 378,444 154,351 21,073 93,407 296,286 36.7% 24.3% 39.1%
Investment and Money Market 94,866 33 133 64 266 96.0% 3.9% 0.1%
Total

Lending, Investment and Money Market
803,258 729,171 24,981 120,236 333,326 31.4% 15.0% 53.5%
Pre-settlement

1
50,672

Total

Bank
853,930
1

More information on the credit risk mitigants can be found in the Pre-settlement section.

Cover values including guarantees received

- Total

ING Bank – 2018
(*)
Cover type Value to Loan
Outstan-dings Mortgages
Financial
Collateral
Guarantees Other No Cover
Partially
covered
Fully covered
Consumer Lending 318,804 547,832 3,509 25,760 39,446 6.6% 7.9% 85.4%
Business Lending 365,804 147,205 19,090 86,222 257,929 37.0% 24.5% 38.5%
Investment and Money Market 95,857 80 145 214 90.8% 9.1% 0.2%
Total

Lending, Investment and Money Market
780,465 695,037 22,679 112,128 297,590 31.2% 15.8% 52.9%
Pre-settlement

1
51,665
Total

Bank
832,130
1

More information on the credit risk mitigants can be found in the Pre-settlement section.

Over the year, the collateralisation level of the total portfolio remained stable.

Excluding the pre-
settlement portfolio, 53.5% of ING Group’s outstandings were fully collateralised in 2019 (2018:
52.9%). Since investments traditionally do not require

covers, the percentage for ‘no covers’

in this
portfolio is close to 90%. However, 99% of the investment outstanding is investment grade.
Improved economic conditions in ING’s main markets contributed to improved collateral valuations,
observed in consumer lending.
Consumer lending portfolio (*)
The consumer lending portfolio accounts for 38.6% of ING’s total outstanding, primarily consisting of residential mortgage loans and other consumer lending loans, which mainly comprise term loans, revolvers

and personal loans to consumers. As a result, most of the collateral consists of mortgages. The mortgage values are collected in an internal central database and in most cases external data is used to index the market value (e.g. mortgage values for the Netherlands are updated on a quarterly basis using the NVM house price index).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

A significant part

of ING’s residential mortgage portfolio is in the Netherlands (37.9%), followed by
Germany (25.0%), Belgium and Luxembourg (13.6%) and Australia (10.7%). Given the size of the
Dutch mortgage portfolio, the valuation methodology to determine the cover values for Dutch residential mortgages is provided below.
Dutch mortgages valuation (*)
When a mortgage loan is granted in the Netherlands, the policy dictates maximum loan to market value (LTMV)

for an existing property and for construction property financing of 100 percent.

In case of newly built houses usually the building /purchase agreement is sufficient as valuation. In the case of existing houses three types of valuations are allowed. If the LTMV is below 90 percent,
either WOZ (fiscal market value, determined by government authorities) or an automated model valuation (the Calcasa ING Valuation)

are permitted. In most cases, a valuation is performed by
certified valuers that are registered at one of the organisations accepted by ING. In addition, the valuer must be a member of the NVM (Nederlandse Vereniging

van Makelaars – Dutch Association
of Real Estate Agents), VBO (Vereniging

Bemiddeling Onroerend Goed – Association of Real Estate
Brokers), VastgoedPRO

(Association of Real Estate Professionals) or NVR (Nederlandse Vereniging
van Rentmeesters).
Consumer lending portfolio – cover

values (*)
The below tables show the values of different covers and the VTL split between performing and non-performing loans.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Consumer lending portfolio – 2019
(*)
Cover type Value to Loan
Out-
stan-
dings Mortgages
Financial
Colla-teral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Performing
Residential Mortgages (Private Individuals)
294,658 561,766 2,897 24,281 30,541 0.1% 0.8% 7.2% 91.8%
Residential Mortgages
(SME)

1
5,687 8,786 258 145 1,402 0.2% 0.8% 1.4% 8.0% 89.6%
Other Consumer Lending 26,025 183 603 2,204 3,980 83.8% 0.3% 0.1% 0.1% 0.3% 15.4%
Total

Performing
326,370 570,734 3,759 26,630 35,922 6.7% – 0.1% 0.8% 6.7% 85.7%

Non-performing
Residential Mortgages (Private Individuals)
2,477 3,804 14 121 720 0.2% 0.2% 0.7% 2.3% 9.6% 87.1%
Residential Mortgages
(SME)

1
147 240 – 7 36 0.2% 0.3% 0.8% 2.9% 6.0% 89.8%
Other Consumer Lending 956 7 2 8 96 94.0% 0.4% 0.2% 0.4% 0.5% 4.6%
Total

Non-performing
3,579 4,052 16 136 852 25.3% 0.2% 0.5% 1.8% 7.0% 65.2%

Total

Consumer Lending
329,949 574,786 3,775 26,766 36,774 6.9% – 0.1% 0.8% 6.7% 85.5%
1

Consists mainly of residential mortgages to small one man business clients

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Consumer lending portfolio – 2018
(*)
Cover type Value to Loan
Outstanding
s Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75%
>75% -
<100% ≥ 100%
Performing
Residential Mortgages (Private Individuals)
285,976 535,664 2,839 23,741 33,446 0.1% 1.0% 7.3% 91.6%
Residential Mortgages
(SME)

1
5,383 8,219 160 155 1,239 0.3% 0.8% 1.7% 7.5% 89.7%
Other Consumer Lending 23,937 156 493 1,694 4,072 84.7% 0.3% 0.1% 0.1% 0.5% 14.3%
Total

Performing
315,297 544,039 3,492 25,591 38,757 6.4% 0.1% 0.1% 0.9% 6.8% 85.7%

Non-performing
Residential Mortgages (Private Individuals)
2,490 3,568 16 152 607 0.5% 0.2% 0.8% 2.9% 13.6% 82.0%
Residential Mortgages
(SME)

1
134 218 9 29 0.4% 0.7% 2.4% 8.9% 87.7%
Other Consumer Lending 884 7 1 9 52 95.4% 0.5% 0.1% 0.2% 0.6% 3.2%
Total

Non-performing
3,508 3,793 17 169 689 24.4% 0.2% 0.6% 2.2% 10.1% 62.4%

Total

Consumer Lending
318,804 547,832 3,509 25,760 39,446 6.6% 0.1% 0.1% 1.0% 6.9% 85.4%
1

Consists mainly of residential mortgages to small one man business clients

The collateralisation of the consumer lending portfolio continued to improve during 2019. The rise in collateralisation levels was due to rising housing prices observed in different mortgage markets, specifically noticeable in the

Netherlands.

ING’s residential mortgage outstanding increased mainly in Germany (3.1%), Spain (14.8%) and
Poland (23.2%). Mortgage outstanding in the Netherlands decreased slightly (0.8%). For the residential mortgages portfolio, the cover type guarantees relate to mortgages covered by
governmental insurers under the Nationale Hypotheek Garantie (NHG) in the Netherlands. The NHG
guarantees the repayment of a loan in case of a forced

property sale.
Business lending portfolio (*)
Business lending accounts for 44.3 percent of ING’s total outstanding (44.0 percent in 2018). In line with our objective to give stakeholders insight into the portfolio, we present the business lending portfolio per industry breakdown in accordance with the NAICS definition and per region and main market. Business Lending presented in this section does not include pre-settlement, investment and money market exposures, which are outlined in the next sections.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Business lending portfolio – 2019
(*)
Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Natural Resources 53,796 1,197 2,426 22,041 35,691 26.6% 15.3% 9.6% 11.6% 12.9% 24.1%
Real Estate 45,927 85,946 1,442 5,942 17,765 2.6% 0.7% 1.9% 2.0% 9.7% 83.1%
Central Banks 42,087 7 100.0%
Non-Bank Financial Institutions 30,230 13,726 11,486 6,565 43,672 26.2% 2.8% 4.6% 5.0% 5.9% 55.6%
Transportation

& Logistics
29,303 3,293 168 7,519 36,223 17.0% 6.4% 2.3% 4.1% 11.3% 58.9%
Food, Beverages

& Personal Care
22,585 8,030 407 8,777 34,633 24.5% 5.2% 7.8% 10.3% 12.8% 39.5%
Commercial Banks 22,508 331 129 1,656 6,062 72.4% 3.3% 2.0% 1.6% 5.9% 14.8%
Services 21,044 10,090 1,519 8,799 29,470 30.7% 5.0% 6.3% 6.5% 6.9% 44.6%
General Industries 18,849 5,031 246 5,369 22,154 32.2% 5.1% 4.3% 8.3% 9.6% 40.6%
Utilities 15,952 242 1,036 3,785 7,928 41.7% 19.7% 3.9% 5.5% 2.0% 27.3%
Chemicals, Health & Pharmaceuticals 15,410 8,361 203 3,744 12,439 26.4% 6.7% 3.9% 7.5% 11.8% 43.7%
Builders & Contractors 15,054 7,449 201 3,802 15,704 27.5% 6.7% 7.2% 8.6% 8.7% 41.2%
Others

1
45,698 10,655 1,800 15,407 34,546 41.5% 4.9% 4.6% 5.8% 7.7% 35.4%
Total

Business Lending
378,444 154,351 21,073 93,407 296,286 36.7% 6.0% 4.4% 5.7% 8.2% 39.1%
of which Total Non-performing 7,856 2,600 281 2,643 6,305 32.6% 3.6% 7.9% 9.2% 16.5% 30.2%
1

‘Others’ comprises industries with outstandings lower than EUR 10 billion.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Business lending portfolio – 2018
(*)
Cover type Value to Loan
Industry Outstandings Mortgages
Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Natural Resources 52,783 1,170 2,142 17,944 38,366 23.9% 15.5% 11.9% 11.2% 13.3% 24.2%
Real Estate 52,476 93,181 1,500 7,399 10,995 4.3% 1.2% 2.2% 3.1% 7.6% 81.6%
Central Banks 34,365 6 100.0%
Non-Bank Financial Institutions 21,083 1,581 9,163 5,529 32,346 34.6% 5.6% 3.2% 9.1% 6.9% 40.6%
Transportation

& Logistics
28,980 3,085 148 7,470 30,855 17.7% 6.2% 3.0% 4.5% 10.3% 58.4%
Food, Beverages

& Personal Care
20,970 7,376 302 7,380 24,099 28.7% 4.9% 6.8% 10.3% 11.8% 37.6%
Commercial Banks 23,876 323 338 1,312 3,918 78.8% 2.6% 1.7% 0.3% 6.2% 10.4%
Services 22,248 9,379 2,889 7,480 21,432 34.1% 4.7% 4.2% 6.7% 6.0% 44.3%
General Industries
20,391 5,027 263 6,065 31,648 33.2% 5.9% 3.7% 8.4% 8.3% 40.5%
Utilities 14,442 376 616 3,447 7,955 42.2% 16.4% 5.6% 5.1% 3.6% 27.1%
Chemicals, Health & Pharmaceuticals 16,444 8,634 203 3,899 10,849 35.5% 2.8% 3.9% 7.6% 11.9% 38.3%
Builders & Contractors 14,843 7,132 205 4,370 13,739 27.0% 7.5% 5.7% 8.2% 10.5% 41.1%
Others

1
42,901 9,941 1,315 13,927 31,728 43.5% 4.2% 5.1% 4.7% 7.8% 34.6%
Total

Business Lending
365,804 147,205 19,090 86,222 257,929 37.0% 5.9% 4.6% 5.9% 8.2% 38.5%
of which Total Non-performing
7,543 3,578 266 2,676 4,447 28.7% 3.8% 4.9% 9.1% 15.7% 37.7%
1

‘Others’ comprises industries with outstandings lower than EUR 10 billion.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Business lending portfolio – 2019
(*)
Cover type Value to Loan
Region Outstandings Mortgages

Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Europe
Netherlands 81,383 60,334 3,265 8,845 52,909 37.4% 2.8% 3.7% 5.3% 10.7% 40.1%
Belgium 51,881 35,937 1,231 23,583 51,204 25.4% 1.8% 2.6% 4.0% 6.7% 59.5%
Germany 18,366 3,143 95 1,237 4,916 62.7% 9.2% 2.4% 2.2% 2.5% 20.9%
Luxembourg 19,013 7,076 1,690 3,780 31,685 48.3% 2.3% 6.6% 3.2% 3.0% 36.7%
Poland 17,498 8,896 135 3,053 27,356 30.1% 3.4% 4.6% 7.0% 11.4% 43.4%
United Kingdom 14,919 1,132 1,128 4,381 10,159 39.0% 18.0% 5.7% 8.9% 5.3% 23.0%
Switzerland 11,328 83 656 2,950 6,085 35.7% 13.7% 12.3% 7.4% 11.7% 19.2%
France 10,015 6,843 147 2,003 4,661 39.5% 5.7% 5.5% 3.5% 1.3% 44.6%
Rest of Europe 48,494 15,504 2,873 17,219 40,243 32.1% 7.8% 4.9% 4.7% 10.2% 40.2%
America 48,048 7,253 7,856 8,827 39,792 39.7% 6.1% 5.0% 6.6% 9.2% 33.4%
Asia 45,131 920 1,941 14,051 24,632 37.2% 8.4% 4.5% 9.2% 7.2% 33.5%
Australia 9,731 7,219 4 1,640 1,867 37.3% 9.6% 1.5% 3.0% 5.5% 43.1%
Africa 2,638 9 51 1,838 778 9.2% 16.5% 9.6% 13.2% 12.2% 39.3%
Total

Business Lending
378,444 154,351 21,073 93,407 296,286 36.7% 6.0% 4.4% 5.7% 8.2% 39.1%
of which Non-performing
7,856 2,600 281 2,643 6,305 32.6% 3.6% 7.9% 9.2% 16.5% 30.2%

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cover values including guarantees received

- Business lending portfolio – 2018
(*)
Cover type Value to Loan
Region Outstandings Mortgages

Financial
Collateral Guarantees Other covers No Cover >0% - 25% >25%-50% >50% - 75% >75% - <100% ≥ 100%
Europe
Netherlands 84,669 56,560 2,978 7,560 49,346 43.4% 2.1% 2.9% 5.7% 9.8% 36.1%
Belgium 49,464 34,299 990 18,601 45,209 25.0% 2.0% 3.1% 4.2% 6.4% 59.4%
Germany 15,168 2,288 71 1,366 4,064 62.4% 5.0% 3.3% 3.9% 2.3% 23.1%
Luxembourg 12,903 6,834 2,626 3,768 22,132 23.4% 5.6% 12.8% 6.1% 3.6% 48.5%
Poland 15,982 7,992 122 3,054 26,346 30.2% 3.8% 3.4% 7.1% 10.1% 45.4%
United Kingdom 14,623 1,031 1,191 3,411 7,883 41.1% 18.5% 4.8% 3.4% 9.9% 22.3%
Switzerland 11,109 18 470 2,543 4,773 30.7% 25.2% 11.0% 7.6% 6.8% 18.8%
France 9,828 7,312 106 2,631 4,054 42.1% 2.5% 4.8% 4.0% 1.0% 45.6%
Rest of Europe 52,084 17,813 2,690 18,908 28,064 33.7% 7.5% 4.7% 6.2% 8.3% 39.7%
America 47,458 6,105 6,408 7,007 39,839 40.1% 5.6% 6.1% 6.8% 9.1% 32.2%
Asia 41,943 868 1,153 14,391 23,332 37.9% 9.1% 5.2% 7.4% 9.0% 31.3%
Australia 7,741 6,074 226 939 1,965 33.6% 3.4% 1.8% 3.7% 6.3% 51.2%
Africa 2,830 10 62 2,043 925 15.5% 4.6% 6.5% 16.6% 25.0% 31.7%
Total

Business Lending
365,804 147,205 19,090 86,222 257,929 37.0% 5.9% 4.6% 5.9% 8.2% 38.5%
of which Non-performing
7,543 3,578 266 2,676 4,447 28.7% 3.8% 4.9% 9.1% 15.7% 37.7%

The tables above describe the collateralisation of ING’s business lending portfolio. Breakdowns are provided by industry as well as by geographical region

or market, based on the residence of the
borrowers.

Broken down by industry, the largest increase

in outstanding is attributable to Non-Bank Financial
Institutions (EUR 9.1 billion, 43.1%), followed by Central Banks (EUR 7.7 billion, 22.5%), with low covers. The largest decrease in outstanding was observed in

Chemicals, Health & Pharmaceuticals
(EUR 8.2 billion), where the total cover percentage increased.

The proportion of the business lending portfolio in Africa and the Netherlands with no cover decreased substantially year-on-year, respectively from 15.5% to 9.2% and from 43.4% to 37.4% in
2019. All industry types experienced an increase in total covers, but while the industries’ cover levels grew, only the outstanding for Utilities grew

slightly faster.

The largest increases in outstanding in absolute figures were seen in Germany (21.1%) and Asia
(7.6%). The increase in Germany (EUR 3.2 billion) was primarily due to increases in term loans, regulatory reserve deposits and nostro

accounts. As these deposits and nostro accounts are not
collateralised, this increase had only a small impact on total cover amounts.
Credit quality (*)
Following the higher credit risk levels

seen as a result of the financial crisis and economic downturn, credit quality has been improving since 2014 and also continued the improving trend in 2019..

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Credit

risk categories
(*)
Regular Watch List
Restructurin
g

1
Non-
performing

1
Possible ratings 1–19 1–19 11–20 20-22
Typical ratings 1–14 15–17 18–20 20-22
Deterioration in risk
Not
significant
Significant Significant Significant
Significant intervention Not required Not required Required Required
Includes impairments No No Yes Yes
Account Ownership Front Office Front Office Front Office Front Office
Credit Risk Management Regular Regular
Credit
Restructurin
g
Credit
Restructurin
g
Primary Manager Front Office Front Office
Credit
Restructurin
g
Credit
Restructurin
g
Accounting provisioning Stage 1/2 Stage 1/2 Stage 2/3 Stage 3
1

More information on the Restructuring and Non-performing categories can be found in the Credit restructuring section.

Credit quality outstandings (*)
2019 2018
Neither past due nor non-performing 831,340 816,588
Business lending past due but performing (1–90 days)1 1 7,747
Consumer lending past due but performing (1–90 days) 3,367 4,440
Non-performing 2 11,477 11,102
Total 853,930 832,130
1

For 2018, the business lending amount past due but performing could not be isolated.
2

Based on lending and investment activities

The credit quality of the ING portfolio improved overall.

For consumer lending past due but
performing, the portfolio decreased by EUR 1.1 billion mainly in Retail portfolio in Belgium &
Luxembourg,

from EUR 1.9 billion to EUR 0.9 billion. For non-performing assets, an increase was observed mainly in Belgium & Luxembourg for Retail

portfolio (EUR 0.4 billion) and Wholesale
Banking portfolio (EUR 0.3 billion), and the United Kingdom WB (EUR 0.3 billion).

This increase was
partially offset by the decrease in non-performing exposures in Netherlands Retail (EUR 0.4 billion)
and Real Estate & Other (EUR 0.4 billion).
Past due obligations (*)
Retail Banking continuously measures its portfolio in terms of payment arrears and on a monthly basis determines if there are any significant changes in the level of arrears. This methodology is principally extended to loans to private individuals, such as residential mortgage loans, car loans and other consumer loans. An obligation is considered ‘past due’ if a payment of interest or principal is more than one day late. ING aims to help its customers as soon as they are past due by communicating to remind them of their payment obligations. In its contact with the customers,
ING aims to solve the (potential) financial difficulties

by offering a range of measures (e.g. payment
arrangements, restructuring). If the issues cannot be cured, for example because the customer is unable or unwilling to pay, the contract is sent to the recovery unit. The facility is downgraded to
risk rating 20 (non-performing) when arrears exceed 90 days past due and to risk rating 21 or 22 when the contract is terminated. The table below captures all past due exposures starting from day
1.

Aging analysis (past due but performing): Consumer lending portfolio, outstandings

1
(*)
2019 2018
Past due for 1–30 days 2,564 3,283
Past due for 31–60 days 639 892
Past due for 61–90 days 163 265
Total 3,367 4,440
1

Based on consumer lending. The amount of past due but performing financial assets in respect of non-lending

activities was
not significant.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Aging analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings 1 (*)
2019 2018
Region
Residential
Mortgages
Other retail Total Total
Europe
Netherlands 829 11 840 934
Belgium 733 166 899 1,870
Germany 372 104 476 606
Poland 145 90 236 215
Luxemburg 21 36 56 46
Spain 3 24 27 55
France 2 10 13 11
United Kingdom 3 3 5
Rest of Europe 195 290 484 515
America 3 3 3
Asia 3 3 2
Australia 310 18 328 178
Africa 1
Total 2,619 749 3,367 4,440
1

Based on consumer lending. The amount of past due but performing financial assets in respect

of non-lending activities
was not significant.

Total

past due, but performing exposure, for consumer loans decreased by EUR 1.1 billion. The improvement was mainly visible in the 1-30 days bucket driven by Belgium and the Netherlands residential mortgages due to macro-economic factors (low unemployment, low inflation and increasing house prices). This was partially offset by the increase in Australia. Less significant decreases were witnessed in the 31-60 and 61-90 days past due buckets mainly driven by the
Belgium residential mortgages portfolio.

In Wholesale Banking, ING classifies

the relevant obligors for business loans (governments,
institutions, and corporates) as non-performing when any of the following default triggers occur:
◾

The borrower has failed in the payment of principal or interest/fees and such payment failure has remained unresolved for

the following periods:
•

for corporates:

more than 90 days; and
•

for financial institutions

and governments – from day 1. However,

a period of 14 calendar days
will be observed in order for ING to establish whether the payment default was due to non-
operational reasons (i.e.

the deteriorated credit quality of the financial institution) or due to operational reasons. The latter does not trigger default.
◾

ING believes the borrower is unlikely to pay; the borrower

has evidenced significant financial
difficulty,

to the extent that it will have a negative impact on the future cash flows of the financial asset. The

following events could be seen as indicators of financial difficulty:
•

The borrower (or third

party) has started insolvency proceedings.
•

A group company/co

-borrower has NPL status.
•

Significant fraud (affecting

the company’s ability to service its debt).
•

There is doubt as to the borrower’s ability to generate

stable and sufficient

cash flows to
service its debt.
•

Restructuring of debt.
◾

ING has granted concessions relating to the borrower’s

financial

difficulty,

the effect of which is a
reduction in expected future cash flows of the financial

asset below current carrying amount.

Further, Wholesale Banking has an individual name approach, using Early Warnings indicators to signal possible future issues in debt service.

Aging analysis (past

due but performing): Business lending, outstandings
(*)
2019
Past due for 1–30 days 6,681
Past due for 31–60 days 658
Past due for 61–90 days 408
Total 7,747

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Aging analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)
Region Total
Europe
Netherlands 751
Belgium 1,028
Germany 385
United Kingdom 820
Spain 688
France 639
Luxemburg 340
Poland 279
Rest of Europe 1,445
America 1,159
Asia 187
Australia 23
Africa 2
Total 7,747

Credit restructuring (*)
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

ING uses three distinct statuses to categorise the management of clients with (perceived)
deteriorating credit risk profiles, i.e. there

is doubt as to the performance and the collectability of
the client’s contractual obligations:
◾

Watch List
: Usually, a client is first

classified

as Watch List when there are

concerns of any
potential or material deterioration in credit risk profile that may affect the ability of the client to adhere to its debt service obligations or to refinance its existing loans. Watch List status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a
Watch List status may develop into a Restructuring status or even a Recovery status.
◾

Restructuring
: A client is classified

in Restructuring when there are concerns about the client’s
financial stability, credit worthiness, and/or ability to repay, but where the situation does not require the recall

or acceleration of facilities or the liquidation of collateral. ING’s actions aim to maintain the going concern status of the client by:

o

Restoring the client’s financial stability;

o

Supporting the client’s turnaround;

o

Restoring the balance between debt and equity; and
o

Restructuring the debt to a sustainable situation.
◾

Recovery
: A client is classified

as in Recovery when ING and/or

the client concludes that the
client’s financial

situation cannot be restored and a decision is made to end the (credit)
relationship or even to enter into bankruptcy. ING will prefer an amicable exit, but will enforce and liquidate the collateral or claim under the guarantees if deemed necessary.

Watch List, Restructuring and Recovery accounts

are reviewed

at least quarterly by the front office,
GCR, and the relevant credit

risk management executives.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Non-performing loans (*)
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

Non-performing Loans: outstandings by economic sector and business lines
1
(*)
Wholesale
Banking Retail Benelux
Retail Challengers
& Growth
Markets Corporate Line Total
Industry 2019 2018 2019 2018 2019 2018 2019 2018 2019 2018
Private Individuals – 1 2,173 2,163 1,573 1,535

3,746 3,698
Natural Resources 1,108 925 35 43 53 54

1,196 1,022
Food, Beverages

&
Personal Care
599 372 351 294 168 109

1,119 775
Transportation

&
Logistics
651 599 96 177 40 28

787 804
Services 320 260 357 265 60 38

737 563
Builders & Contractors 265 405 258 332 168 152

691 889
Real Estate 312 823 311 333 9 3

631 1,159
General Industries 248 373 204 186 153 135

605 693
Non-Bank Financial
Institutions
426 25 34 27 2 2 462 54
Retail 89 80 172 134 63 44 325 258
Other

2
467 507 326 274 110 90 275 314 1,178 1,187
Total 4,487 4,370 4,316 4,229 2,399 2,188 275 313 11,477 11,102
1

Based on Lending and Investment outstandings.
2

Economic sectors not specified

in above overview are grouped in Other.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Non-performing Loans: outstandings by economic sectors and geographical area (*)
Region Total Total
Industry
Netherlands Belgium Germany Poland Spain United
Kingdom
France Luxemburg Rest of
Europe
America Asia Australia Africa
2019 2018
Private Individuals 840 1,271 585 134 195 4 14 24 411 4 3 261 1 3,746 3,698
Natural Resources 83 21 28 63 254 533 84 111 20 1,196 1,022
Food, Beverages

& Personal
Care
315 153 63 117 1 12 68 1 109 254 26 1,119 775
Transportation

& Logistics
432 48 1 31 47 49 3 88 32 10 46 787 804
Services 224 377 0 36 3 49 42 6 737 563
Builders & Contractors 88 226 1 103 1 3 230 39 691 889
Real Estate 219 225 0 96 19 7 28 27 8 4 631 1,159
General Industries 176 148 12 89 3 1 127 48 1 605 693
Non-Bank Financial Institutions 53 8 3 7 0 0 5 14 107 264 462 54
Retail 74 147 40 4 7 1 52 325 258
Other

1
464 239 44 130 10 1 9 173 34 23 51 1,178 1,187
Total 2,968 2,864 705 805 270 144 96 79 1,534 1,099 154 686 71 11,477 11,102
1

Economic sectors not specified

in above overview are grouped in Other.

The non-performing portfolio increased slightly during 2019. The increase was mainly visible in
Challengers & Growth and Wholesale Banking. The increase in Challengers & Growth was due to a combination of various smaller items, while the increase in Wholesale Banking was mainly driven by Food, Beverages

& Personal Care and Natural

Resources. This was largely

offset by a significant
decrease in Real Estate NPL outstandings. The largest

increases were witnessed in Belgium in the
services industry, the natural resources industry in the Americas and in Australia over various
smaller items. The largest decreases were

visible in the Netherlands in real estate and private
individuals.

.

Forbearance

(*)
Forbearance occurs when a client is unable to meet their financial commitments due to financial difficulties

it faces or is about to face and ING grants concessions towards this client. Forborne assets are assets in respect of which forbearance measures

have been granted.

Forbearance may enable clients experiencing financial difficulties to continue repaying their debt.

For business customers, ING mainly applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties with the aim of
maximising the client’s repayment ability and therewith avoiding a default situation or helping the client to return to a performing situation.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

For ING retail units, clear criteria have been established to determine whether a client is eligible for forbearance process. Specific approval mandates are

in place to approve the measures, as well

as
procedures to manage, monitor and report the forbearance

activities.

ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case
(business) or on a portfolio (retail) basis.

All exposures are eligible for forbearance

measures, i.e. both performing (Risk Ratings 1-19) and
non-performing (Risk Ratings 20-22) exposures. ING uses specific criteria to move forborne
exposures from non-performing to performing or to remove

the forbearance statuses that are
consistent with the corresponding EBA standards. An exposure is reported as forborne for a
minimum of two years. An additional one year probation period is observed for forborne exposures that move from

non-performing back to performing.

The prior period outstandings and performing/ non-performing amounts in the table Summary
Forborne

assets have been updated by EUR 46 million to improve consistency and comparability to the current year presentation.

This is also applicable to the other tables in this section
Forbearance.

Summary Forborne portfolio

1
(*)
2019 2018
Business Line
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
% of total
portfolio
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
% of total
portfolio
Wholesale Banking 4,632 2,699 1,932 1.7% 5,081 3,088 1,994 1.9%
Retail Banking 4,861 2,686 2,175 1.1% 5,012 2,862 2,151 1.2%
Total 9,492 5,385 4,107 1.3% 10,094 5,949 4,145 1.4%
1

Undrawn commitments

are excluded.

Summary Forborne portfolio by forbearance type 1 (*)
2019 2018
Forbearance type
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
% of total
portfolio
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
% of total
portfolio
Loan modification 8,285 4,800 3,485 1.1% 8,410 4,827 3,583 1.2%
Refinancing 1,208 585 622 0.2% 1,684 1,122 561 0.2%
Total 9,492 5,385 4,107 1.3% 10,094 5,949 4,145 1.4%
1

Undrawn commitments are excluded.

As per December 2019 ING’s total forborne assets decreased by EUR 0.6 billion (6%) against
December 2018 to EUR 9.5 billion, mainly driven by Wholesale Banking (-EUR 0.5 billion). Please note, that 2018 amount includes EUR 46 million of non-IFRS eligible items (i.e. undrawn commitments and guarantees).

Wholesale Banking (*)
As per December 2019, Wholesale Banking forborne assets amounted to EUR 4.6 billion, which represented 1.7% of the total Wholesale Banking portfolio.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Wholesale Banking: Forborne portfolio by geographical area

1
(*)
2019 2018
Region
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
Non-
Perfor-
ming
Europe
Netherlands 822 410 412 1,138 687 451
Belgium 41 16 25 131 102 29
Germany 246 182 63 127 94 33
United Kingdom 332 251 81 287 246 41
Italy 197 115 83 388 113 275
Ukraine 169 77 93 297 108 189
Norway 151 124 27 258 236 22
Poland 134 31 103 190 78 113
Rest of Europe 502 322 180 462 288 174
America 1,315 759 556 1,173 695 478
Asia 316 206 109 378 300 78
Australia 214 85 129 104 86 17
Africa 192 122 71 148 55 93
Total 4,632 2,699 1,932 5,081 3,088 1,994
1

Undrawn commitments are excluded.

Wholesale Banking: Forborne portfolio by economic sector

1
(*)
2019 2018
Industry
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
Non-
Perfor-
ming
Natural Resources 1,587 909 678 1,474 943 532
Transportation

& Logistics
674 362 313 833 445 388
General Industries 427 286 142 402 190 212
Food, Beverages

& Personal Care
375 227 148 244 161 83
Real Estate 374 207 167 998 601 397
Chemicals, Health & Pharmaceuticals 212 209 3 189 171 19
Builders & Contractors 195 79 116 145 37 109
Utilities 188 55 133 181 30 152
Services 129 69 60 129 76 53
Retail 114 92 22 118 84 34
Automotive 108 72 36 134 131 3
Other 248 134 114 233 220 12
Total 4,632 2,699 1,932 5,081 3,088 1,994
1

Undrawn commitments are excluded.

The main concentration of forborne assets in a single country was in the Netherlands with 18%
(2018: 22%) of the total Wholesale Banking forborne assets and 21% (2018: 23%) of the total non-
performing forborne assets.

Wholesale Banking forborne assets decreased by EUR 0.5 billion compared to 2018, of which the performing forborne assets decreased by EUR 0.4 billion. The decrease of the performing forborne assets was attributed mostly to a few cured large entities which exited forborne status.

Wholesale Banking forborne assets were mainly concentrated in Natural Resources,

Transportation
& Logistics and General Industries. Together

they accounted for 58% of the total Wholesale
Banking forborne assets and 59% of the total Wholesale Banking non-performing forborne assets.
Back in 2018, the main concentration was witnessed in Natural Resources,

Real Estate and
Transportation

& Logistics, with 65% of the total WB forborne. A significant decrease in forborne

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

assets was visible in the Real Estate industry (EUR 0.6 billion) during 2019, followed by the
Tra

nsportation & Logistics (-EUR 0.2 billion), partly offset by the Food, Beverages & Personal Care and the Natural Resources

(+EUR 0.1 billion each).
Retail Banking (*)
As per end of December 2019, Retail Banking forborne assets amounted to a total of EUR 4.9 billion, which represented 1.1% of the total Retail Banking portfolio.

Retail Banking: Forborne portfolio by geographical area

1
(*)
2019 2018
Region
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Outstandi
ngs
Of which:
Perfor-
ming
Of which:
Non-
Perfor-
ming
Non-
Perfor-
ming
Europe
Netherlands 2,212 1,367 845 2,461 1,514 946
Belgium 1,149 435 714 1,046 383 663
Germany 425 294 131 462 337 126
Turkey 314 184 130 273 197 77
Poland 209 101 109 216 115 101
Romania 101 55 46 69 36 33
Italy 25 13 12 25 13 12
Spain 25 13 12 39 23 16
Rest of Europe 43 22 22 37 18 19
America 2 1 1 1 1
Asia 1 0 1 3 2 1
Australia 354 201 153 381 225 156
Africa
Total 4,861 2,686 2,175 5,012 2,862 2,151
1

Undrawn commitments are excluded.

The main concentration of forborne assets in a single country was in the Netherlands with 46%
(2018: 49%) of the total Retail Banking forborne assets and 39% (2018: 44%) of the non-performing forborne assets. .
Loan Loss Provisioning

(*)

Since 1 January 2018, ING has recognised loss allowances based on the expected credit loss model
(ECL) of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial

assets measured at amortised cost or fair value through
other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees, and
undrawn committed revolving

credit facilities. These financial instruments are divided into three groups, depending on the stage of credit quality deterioration.
IFRS 9 models (*)
The IFRS 9 models leverage the advanced internal rating

-based (AIRB) models (PD, LGD, EAD), which
include certain required conservatism. In order

to include IFRS 9 requirements, such regulatory
conservatism is removed from

the ECL parameters (PD, LGD and EAD). The IFRS9 models apply two types of adjustments to the ECL parameters: (1) to economic outlook and (2) for stage 2 and stage
3 assets only, to the lifetime horizon. The IFRS9 model parameters are estimated based on statistical techniques and supported by expert judgement.
Portfolio quality (*)
As shown in the table below, 94.0% of the total gross carrying amounts is classified as stage 1, mainly composed of investment grade, while stage 2 and 3 make up 4.7% and 1.3% of total amounts, respectively..

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Gross Carrying amount per IFRS 9 stage and rating class 1,2,3,4 (*)
2019 Stage 1 Stage 2 Stage 3 Total
Rating class
Gross Carrying
Amount
Provisions
Gross Carrying
Amount
Provisions
Gross Carrying
Amount
Provisions
Gross Carrying
Amount
Provisions
Investment grade
1 (AAA) 75,144 1 75,144 1
2-4 (AA) 82,992 3 28 83,020 3
5-7 (A) 131,931 11 273 132,204 11
8-10 (BBB) 295,449 55 4,905 6 300,354 61
Non-Investment grade
11-13 (BB) 194,643 209 7,925 54 202,568 263
14-16 (B) 36,683 202 18,416 367 55,099 569
17 (CCC) 405 7 4,067 146 4,472 153
Substandard grade
18 (CC) 3,253 160 3,253 160
19 (C) 2,216 148 2,216 148
NPL grade 20-22 (D) 10,955 3,275 10,955 3,275
Total 817,247 490 41,082 881 10,955 3,275 869,284 4,646
1 Compared to the credit risk portfolio, the differences are mainly undrawn committed amounts (EUR 115 billion) not included in Credit outstandings and non-IFRS 9 eligible assets (EUR 100 billion,

mainly guarantees, letters of credit and pre-settlement exposures)
included in Credit outstandings.
2 For a reference

to the Notes in the consolidated financial

statements, we refer to the table ‘Reconciliation between credit risk categories and financial position’, page 176.
3 IAS 37 provisions (EUR 93.3 million) are excluded.
4 The table is generated in 2019 for the first time, no comparable schedule for 2018 available.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in loan loss provision and gross carrying amounts (*)
##SL
Changes in gross carrying amounts and loan loss provisions (*) 1,2,3,4
2019 Stage 1 Stage 2 Stage 3 Total
Gross carrying
amount Provisions
Gross carrying
amount Provisions
Gross carrying
amount Provisions
Gross carrying
amount Provisions
Opening balance
788,537 501 46,949 925 10,758 3,141 846,244 4,568
Transfer

into 12-month ECL (Stage 1)
12,856 30 -12,579 -253 -277 -23 -246
Transfer

into lifetime ECL not credit impaired

(Stage 2)
-21,577 -73 22,382 474 -805 -81 320
Transfer

into lifetime ECL credit impaired

(Stage 3)
-2,210 -6 -1,753 -135 3,964 1,113 972
Net remeasurement of loan loss provisions
-77 36 283 242
New financial assets originated or purchased
180,605 205 180,605 205
Financial assets that have been derecognised
-126,082 -103 -9,108 -162 -1,659 -137 -136,849 -402
Net drawdowns and repayments
-14,880 -4,807 1 -19,686
Changes in models/risk parameters
15 2 -8 9
Increase in loan loss provisions
-9 -39 1,147 1,099
Write-offs
-1 -1 -2 -2 -1,027 -1,028 -1,030 -1,031
Recoveries of amounts previously

written off
55 55
Foreign exchange

and other movements
-1 -3 -41 -45
Closing balance
817,247 490 41,082 881 10,955 3,275 869,284 4,646
1 At the end of December 2019, the Gross carrying amounts included loans and advances to central banks (EUR 51.2 billion), loans and advances to banks (EUR 35.1 billion), financial assets at FVOCI (EUR 32.2 billion), securities at amortised cost (EUR 46.1 billion), loans and advances to customers (EUR 612.6 billion) and contingent liabilities (credit replacements)

in scope of IFRS 9 (EUR 115.7 billion) and
excludes receivables related

to securities in reverse repurchase

transaction (EUR -9.9 billion), cash collateral in respect of derivatives

(EUR -10.2 billion),
a receivable that is offsetted by a liquidity facility (EUR -1.3 billion), de-netting of cash pool balances (EUR -1.8 billion) and other differences amounting to EUR -0.3 billion.
2 Stage 3 Lifetime credit impaired

includes EUR 1 million Purchased or Originated Credit Impaired

(2018: EUR 2 million).
3 At the end of December 2019, the stock of provisions included provisions for loans and advances to central banks (EUR 1 million), loans and advances to banks (EUR 9 million), financial assets at FVOCI (EUR 10 million), securities at amortised cost (EUR 10 million), provisions for loans and advances to customers (EUR 4,590 million) and provisions for contingent liabilities (credit replacements)

recorded under Provisions

(EUR 25 million).
4 The table is generated in 2019 for the first time, no comparable schedule for 2018 available.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The table above provides a reconciliation

by stage of the gross carrying/nominal amount and
allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial

instruments represents the impact of stage
transfers upon the gross carrying/nominal amount and associated allowance for

ECL. This includes
the net remeasurement of ECL arising from

stage transfers, for example, moving from a 12-month
(stage 1) to a lifetime (stage 2) ECL measurement basis.

The net remeasurement line represents

the changes in provisions for facilities that remain in the
same stage.

The following table shows the reconciliations from the opening to the closing balance of the loan loss provisions in 2018.

1
Changes in loan loss provisions (*)
2018 Stage 1 Stage 2 Stage 3 Total
Provisions Provisions Provisions Provisions
Opening balance 438 955 3,923 5,316
Transfer

into 12-month ECL (Stage 1)
19 -206 -23 -209
Transfer

into lifetime ECL not credit impaired

(Stage 2)
-62 501 -56 383
Transfer

into lifetime ECL credit impaired

(Stage 3)
-7 -86 707 615
Net remeasurement of loan loss provisions 17 -55 312 274
Changes in models/risk parameters
New financial assets originated or purchased 213 212
Financial assets that have been derecognised -101 -145 -341 -588
Increase in loan loss provisions 80 9 599 688
Write-offs -1,043 -1,044
Recoveries of amounts previously

written off
53 53
Foreign exchange

and other movements
-18 -38 -390 -446
Closing balance 501 925 3,141 4,568

The following table provides the following

information:
- Information on financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL (i.e.

stage 2).
- Financial assets that were reclassified to stage

1 during the period.
Financial assets modified (*)
2019 2018
Financial assets modified during the period
Amortised cost before modification 2,662 2,503
Net modification results 164 -50
Financial assets modified since initial recognition
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period
689 908
Sensitivity analysis of key sources

of estimation uncertainty (*)
The introduction of IFRS 9, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, the Group’s reportable ECL numbers are most sensitive to the forward

-looking
macroeconomic forecasts

used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.

Forward

-looking macroeconomics used

as model inputs (*)
As a baseline for IFRS 9, ING Group uses the consensus outlook for economic variables. The Oxford
Economics’ Global Economic Model (OEGEM) is then used to complement the consensus with consistent projections for variables for which there are

no consensus estimates available (most
notably House Price Index (HPI) and unemployment), and to ensure general consistency of the scenarios.

The Group’s consensus view of the baseline scenario suggests economic growth will level off over the initial (three year) forecast period, as the pace of expansion in the main advanced economies

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

and emerging markets is expected to wane. For the eurozone, as output gaps close and monetary
policy begins to normalise, growth is expected to decline. For the US, the near-term outlook is still positive. The Group continues to monitor the potential escalation of an international trade conflict, and the likely outcome of any Brexit deal, which, at present remains unclear.

The downside scenario sees a relatively synchronised global downturn with economic growth in advanced economies falling close to zero, and emerging markets suffering a pronounced slowdown. The upside scenario sees economic growth returning to rates not seen since the
financial crisis and

a return to pre-crisis unemployment rates.

The relevance and selection of macro-economic variables is defined by the ECL models under credit risk model governance. The scenarios are review

ed and challenged by two panels. The first panel
consists of economic experts from Global Markets Research and Risk and Modelling specialists, while the second panel consists of relevant senior managers.
Probability weights applied

to each of the three sce

narios (*)
The alternative scenarios are technically based on the forecast errors of the OEGEM. To

understand
the baseline level of uncertainty around any forecast, Oxford

Economics keeps track of all its
forecast errors

of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of
alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, Oxford Economics runs a survey with respondents from around the world and
across a broad range

of industries. In this survey the respondents put forward their views of key risks. Following the survey results,

the distribution of forecast errors (that is being used for
determining the scenarios) may be skewed.

For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with how within risk management earnings at risk is defined within the Group. The
upside scenario is represented by the 10th percentile of the distribution. The distribution of the scenarios, taking into account the applicable percentile of the distribution, results in the upside and downside scenario being weighted at 20% each. Consequently, the base case scenario has a 60%
probability weighting. Please note that, given their technical nature, the downside scenario and upside scenario are not explicitly based on a specific narrative.

Based on the above two sources of estimation uncertainty, analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios is presented below.

The
countries included in the analysis are the Group’s most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward

-looking
macroeconomics. Accordingly, the Group

considers these portfolios to present the most significant
risk of resulting in a material adjustment to the carrying amount of financial assets within the next
financial year. The Group also observes that, in general, the Wholesale business is more sensitive to the impact of forward-looking macroeconomic scenarios.

Real GPD, unemployment rate and HPI (in that order) are

considered the variables with the largest
impact on the LLP.

Exposure class based the largest impact is observed in Corporates,

followed by
Retail Mortgages, SMEs and Retail non-SMEs. This is supported by statistical analysis. These forward-looking macroeconomics

(among others) are used in the calculation of the Group’s un-
weighted ECLs, to which are applied the probability-weightings as disclosed, to arrive at the reportable ECL for collectively-assessed assets. While the table does give a high-level indication of the sensitivity of the outputs to the different scenarios, it does not provide insight on the interdependencies and correlations between different macroeconomic variable inputs.
Furthermore, in addition to forward

-looking macroeconomics, there are a number of other model
inputs and processes which contribute to the calculation of un-weighted ECLs. Any sensitivity analysis which relies on this data should consider these complexities.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Sensitivity analysis 1,2,3 (*)
2020 2021 2022
Un-weighted
ECL (Eur mln)
Probability-
weighing
Reportable ECL
(Eur mln) 4
Netherlands
Upside scenario
Real GDP 2.3 3.5 3.2
370 20%
428
Unemployment 2.8 2.4 2.3
HPI 14.1 11.3 2.9
Baseline Scenario
Real GDP 1.4 1.5 1.6
416 60% Unemployment 3.6 3.9 4.2
HPI 3.3 2.9 2.8
Downside scenario
Real GDP -0.7 -0.9 0.5
520 20% Unemployment 5.0 6.3 7.1
HPI -7.5 -7.0 2.7
Germany
Upside scenario
Real GDP 2.6 2.8 1.8
458 20%
502
Unemployment 2.4 1.7 1.4
HPI 9.7 7.0 6.4
Baseline Scenario
Real GDP 0.8 1.1 1.3
495 60% Unemployment 3.2 3.2 3.3
HPI 6.1 3.5 2.9
Downside scenario
Real GDP -1.2 -1.7 0.5
567 20% Unemployment 4.3 4.8 5.2
HPI 2.5 -0.3 -1.1
Belgium
Upside scenario
Real GDP 2.3 2.6 2.0
323 20%
357
Unemployment 5.5 5.4 5.3
HPI 5.1 4.2 4.3
Baseline Scenario
Real GDP 1.1 1.2 1.3
350 60% Unemployment 5.8 5.9 6.1
HPI 3.5 3.4 3.4
Downside scenario
Real GDP -0.4 -0.2 1.0
411 20% Unemployment 7.5 8.4 8.4
HPI 1.5 2.6 2.4
United States
Upside scenario
Real GDP 2.6 4.1 3.8
74 20%
144
Unemployment 2.6 1.7 1.5
HPI 5.0 8.0 8.1
Baseline Scenario Real GDP 1.8 1.8 1.9 127 60%

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Unemployment 3.7 3.7 3.8
HPI 2.6 2.6 2.8
Downside scenario
Real GDP -0.6 -0.5 0.3
267 20% Unemployment 5.2 6.5 7.1
HPI 0.1 -3.1 -3.4
1 Real GDP, in % year-on-year change
2 Unemployment in % of total labour force
3 House Price Index (HPI) in % year-on-year
4 Sensitivity does not include the effect of

manual adjustments, which are not material
Criteria for identifying a significant increase

in credit risk (*)
All assets and off-balance sheet items are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 and 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. The stage allocation process involves an asset’s derived scenario weighted average

PD being assessed against
a set of PD threshold bandings, which determines the appropriate staging and ECL. Stage 2 is triggered when either a threshold for absolute change in lifetime PD or relative change in lifetime
PD is hit. The thresholds for the absolute change in lifetime PD vary between 75bps for Retail portfolios, 100bp for Wholesale and 250bps for SMEs, based on the characteristics of the specific portfolio. The threshold for the relative change in LT

PD are inversely correlated with the PD at
origination; the higher the PD at origination, the lower the threshold. Despite this, the relative threshold is punitive for Investment grade

assets while the absolute threshold primarily affects
Speculative grade assets.

The Group reports total ECL collective-assessment of EUR 1,291 million
(2018: EUR 1,391 million).

The setting of PD threshold bandings requires management judgement, and is a key source of estimation uncertainty. To demonstrate

the sensitivity of the ECL to these PD thresholds bandings,
analysis was run on all collectively-assessed assets, which assumed all assets were below the threshold, and apportioned a 12 month ECL. On the same asset base, analysis was run which assumed all performing assets were above the threshold, and apportioned a lifetime ECL. This gave rise to a hypothetical collective-assessment ECLs of EUR 866 million (2018: EUR 888 million) and
EUR 2,665 million (2018: EUR 3,333 million) respectively. Please note that in this analysis all other
ECL risk parameters (except for the stage) were

kept equal.

It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can change stages by virtue of being in arrears, on a Watch List, being forborne etc. Refer to section 1.6.8 of Note 1 ‘Accounting Policies’ for an exhaustive list. Furthermore, this analysis is rudimentary in that other parameters would change when an asset changes stages.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

(*)
◾

Risk identification is

a joint effort of the first

and second lines of defence out of the three lines of
the defence. The goal of risk identification is to detect

potential new risks and any changes in
known risks. See the Risk Governance paragraph

under the Group risk Management section for
more on our “three lines of defence” governance

model;
◾

Identified risks are assessed and measured by means of various risk metrics to determine the importance of the risk to ING and subsequently to identify the control measures needed;
◾

Risk control measures used by ING include policies, procedures,

minimum standards, limit
frameworks, buffers and stress tests;

◾

Risk monitoring occurs to check if the implemented risk controls are executed, complied with across the organisation, and are

effective; and
◾

Market risk management results and findings are reported to the necessary governing departments and approval bodies.
Governance (*)
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

The monitoring and control of market risk is the responsibility of the Financial Risk (FR) department and Financial Institutions – Financial Markets (FI-FM) Risk. FR and FI-FM Risk are the designated departments of the second line of defence that report to the CRO function and are responsible for the design and execution of the bank’s market risk and counterparty credit risk management functions in support of the ALCO function. FR focuses on the market risks in the banking books, whereas FI-FM Risk is responsible for counterparty credit risk and market risks resulting

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

traditional market instruments, such as interest rate swaps, to more sophisticated hedging
strategies to address a combination of risk factors arising at the portfolio level.

The organisational structure facilitates top-down risk management by recognising that risk taking and risk management to a large extent occur at the regional/local level. Bottom-up reporting from regional/local units to head office

units allows each management level to fully assess the market risks relevant at the respective levels.

Several committees govern

communication between the parties involved in market risk
management. These committees have a functional reporting line to ALCO Bank, which derives its global discretion from the ING Group Decision Structure and as such is the highest level ING Bank body with the exception of the Management Board Banking (MBB). The Market Risk Model
Committee (MRMC) is the dedicated authority within ING for the approval of all trading and banking
risk models, methodologies and parameters related to market risk. The Trading

Pricing Model
Committee (TPMC) approves pricing models for trading

and banking books. Financial Risk and FI-FM
Risk departments provide systematic risk reporting to the EB and MBB, the senior executive management of the CRO function and the senior executive management of related business functions.

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

The following market risk paragraphs elaborate

on the various elements of the risk management
framework for:
◾

Market risk economic capital (trading and banking books);
◾

Market risks in banking books; and
◾

Market risks in trading books.

Market risk economic capital

(trading and banking books)
Economic capital for market risk is the economic capital necessary to withstand unexpected value movements due to changes in market variables and model risk.

Economic capital for market risk is calculated for exposures both in trading portfolios and banking
portfolios and includes interest rate risk, credit spread

risk, equity price risk, foreign exchange rate
risk, real estate risk, model risks and pension risk. Economic capital for market risk is calculated using internally developed methodologies with a 99.9% confidence level and a horizon of one year.

For the trading books and the linear interest

rate risk and equity investments in the banking books,
the Value at Risk (VaR)

is taken as a starting point for the economic capital calculations for market risk. The VaR is measured

at a 99% confidence level, a one day holding period.

To

arrive at the economic capital for market risk, a simulation based model is used which includes scaling to the required confidence level and holding period. In determining this scaling factor, other factors are also taken into account like the occurrence of large market movements (events).

Embedded options, e.g. the prepayment option and offered rate option in mortgages in the banking books, result in non-linear interest rate

risk in the banking books. The embedded options
are economically hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity risk, volatility risk and model risk. For the calculation of economic capital for this non-linear interest rate risk, ING performs a Monte Carlo simulation.

Real estate price risk includes the market risks in both the real estate investment and the development portfolio of the ING Wholesale Banking business line. The economic capital for real estate price risk is calculated by stressing the underlying market variables.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits

(based on stressed correlations) are taken into account as it is not expected that all extreme market movements will appear at the same moment.
Market risk in banking books (*)
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

(*)
An important element of the management of market risks in the banking book is the risk transfer
process. In this process the interest

rate, FX, funding and liquidity risks are transferred

from the
commercial books through matched funding to Group Treasury,

where it is centrally managed. The
scheme below presents the transfer and management process of market risks in the banking books:

(*)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Risk measurement (*)
The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.
Interest rate

risk in banking book (*)
Interest rate risk in the banking book is defined as the exposure of a bank’s earnings, capital, and market value to adverse movements in interest rates

originated from positions in the banking book.
Governance (*)
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
book:
◾

Investment of own funds (by Group Treasury);
◾

Commercial business (e.g. Retail

business); and
◾

The strategic interest rate

position (Group Treasury).

Below the three activities are described in more detail:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
◾

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
◾

Interest rate risk for mortgages arises through prepayment

behaviour.

In modelling this risk,
interest rate dependent pre

-payments are considered. Next to the dependence on interest rates,
modelled prepayment may include other effects such as loan to value, seasonality and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options is considered;

and

◾

Wholesale Banking loans typically do not experience interest rate prepayment behavior as they are hedged from an interest

rate risk perspective and therefore do not contain significant fixed rate convexity risk.

Customer behaviour in relation to mortgages, loans, savings and demand deposits is modelled, based on extensive research. Per

business unit and product type, exposures are typically
segmented into different portfolios based on expected client behaviour. For each of the segments, model parameters for example for the pass through rate

and customer behaviour are determined
based on historical data and expert opinion. Models are back tested and updated when deemed necessary. Model parameters and the resulting risk measures are approved by (local) ALCO.

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

In the following sections, the interest rate risk exposures in the banking books are presented. ING
uses risk measures based on both an earnings and a value perspective. Net Interest Income (NII)-
at-Risk is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Basis Point Value

(BPV) figures provide the value perspective. Please note that corrective management actions are not taken into account in these figures although price adjustments are included in the earnings risk measure.

During 2019, the following refinements to the risk measurement for Interest Rate Risk in the
Banking Book were made:
◾

Review of the risk appetite for Interest Rate

Risk for the Banking Book;
◾

Annual review of the interest rates

scenarios used for calculating NII-a-Risk and NPV-at-Risk; and;
◾

Savings model updates for market developments.
Net Interest Income (NII) at

Risk (*)
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
The NII-at-Risk asymmetry between the downward and upward

ramped scenarios (gradual shock ≈
+/-100bps) is primarily caused by the convexity risk in the mortgage and savings portfolio due to the embedded options and pricing constraints.

NII-at-Risk banking books per business

- year 1
(*)
2019 2018
Ramped, unfloored Ramped, unfloored
parallel
▼
parallel
▲
parallel
▼
parallel
▲
By business
Wholesale Banking –12 12 –204 239
Retail Banking Benelux –91 40 –49 22
Retail Challengers & Growth Markets –3 –3 165 –186
Corporate Line Banking –30 30 –30 30
Total –136 79 –119 106

The NII-at-Risk is mainly influenced

by the sensitivity of savings to interest rate movements due to pass through rate differences between savings rates and investment yields, but is partially offset by the sensitivity of mortgages. The investment
of own funds only impacts the earnings sensitivity marginally, as only a relatively small part has to be (re)invested within the
1-year horizon.
NII-at-Risk banking book per currency - year 1 (*)
2019 2018
Ramped, unfloored Ramped, unfloored
parallel
▼
parallel
▲
parallel
▼
parallel
▲
By currency
Euro -134 65 –81 60
US Dollar 25 -24 20 –20
Other -27 39 –57 65
Total -136 79 –119 106
Year

-on-year variance analysis (*)
The change in NII-at-Risk is mainly visible for Retail Banking Benelux and Retail Challengers &
Growth Markets. This is driven by the savings model updates for market developments in ING
Belgium, ING Germany, ING Netherlands, ING Spain and ING Poland. The annual update of the interest rate scenarios also led to a limited increase in the NII-a-Risk for year 1.

Net Present Value

(NPV) at Risk (*)
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

NPV-at-Risk banking books per business (*)
2019 2018
unfloored unfloored
parallel
▼
parallel
▲
parallel
▼
parallel
▲
By business
Wholesale Banking 182 400 –55 134
Retail Banking Benelux -1,431 268 –1,344 –269
Retail Challengers & Growth Markets -259 -452 –521 –54
Corporate Line Banking 0 0 –38 35
Total -1,508 216 –1,958 –153

The asymmetry between the NPV-at-Risk for a downward

and an upward shock scenario is
primarily caused by the convexity risk, which arises from (embedded) optionality in the savings and mortgage portfolio.

Year

-on-year variance analysis
(*)
The change in NPV-at-Risk for Retail Banking Benelux was driven by updates in the savings model to reflect the most recent market developments in The Netherlands and Belgium. The internal view on capital replication of the own funds long-term investments is included in the NPV-at-Risk figures.
Only a mismatch from the target investment profile results in NPV-at-Risk.
IBOR Transition

(*)
Interbank offered rates, such as Euribor and Libor, are widely used as benchmarks to set interest rates across a broad

range of financial products and contracts. The financial

markets are going
through a significant reform and financial institutions

are obligated to implement a replacement of
these major interest rate reference

rates. In line with recommendations from the Financial Stability
Board, a fundamental review and reform

of the major interest rates benchmarks has been
undertaken. For the Eurozone,

this led to a reform of the EURIBOR benchmark rate and
development of €STR as the recommended new nearly risk free rate to replace EONIA. For LIBOR
benchmarks the reform will include replacing interest rate

benchmarks with alternative, nearly risk-
free rates. This process

is at different stages, and is progressing at different speeds, across several
major currencies.
ING is currently making the necessary preparations for the potential cessation and transition of
IBORs in the years to come, where we take 2022 as the potential first date that this could
materialise. Due to the many uncertainties the overall IBOR transition still faces, at this stage the potential impact of this major event on ING’s credit risk profile, business model and funding profiles
is not entirely clear.

We would

like to underline however that ING is aware of the significant impact of this transition and is therefore

putting all efforts into making sure that it is properly prepared for this transition in a timely manner.

For this purpose, ING has established a global program across all
areas of the bank to coordinate ING’s transition

activities and to assess the potential risks and
impacts of any transition. It is a multi-year global program that encompasses various workstreams and departments including the client facing teams, Legal, Finance, Operations and IT.
The following interest rate

benchmarks are in scope of ING’s IBOR transition program: GBP LIBOR,
USD LIBOR, EUR LIBOR, EURIBOR, EONIA, CHF LIBOR and JPY LIBOR.

ING is pro-actively reaching out to industry participants, counterparties and clients to create awareness and support on the upcoming transition.

Given that IBOR reform may have various accounting implications, the International Accounting
Standards Board (IASB) has commenced a two phase project.

Phase 1 addresses those issues that
affect financial

reporting before the replacement of an existing benchmark and Phase 2 focuses on issues that may affect financial

reporting when the existing benchmark rate is reformed or
replaced. In 2019, ING early adopted the amendments to IFRS issued by the IASB as part of Phase 1
(refer to section 1.6.5 of Note 1 of the financial statements).

Refer to Note 39 ‘Derivatives and
hedge accounting’ for the disclosure requirements

relating to the application of the amendments
as part of Phase 1. Phase 2 of the project is still ongoing and focusses on, amongst others, accounting for changes to contracts due to the IBOR reform and impact on hedge accounting. ING continues to monitor the progress of Phase 2 of the project and will assess the impact as more information becomes available.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Foreign exchange

(FX) risk in banking books (*)
FX exposures in banking books result from core

banking business activities (business units doing
business in currencies other than their base currency), foreign currency investments in subsidiaries
(including realised net profit and loss), and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.
Governance – Core

banking business (*)
Every business unit hedges the FX risk resulting from core

banking business activities into its base
currency.

Consequently, assets and liabilities are matched in terms of currency.
Governance – FX translation

result (*)
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

result (*)
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
in the CET1 ratio from the target

based on historical FX rates. Based on these time series and with a probability of 10%, the drop in the CET1 ratio would

be 0.09%..

Net banking currency exposures banking books (*)
Foreign
Investments
Hedges Net exposures
2019 2018 2019 2018 2019 2018
US Dollar 8,031 5,794 -11 –1 8,020 5,793
Pound Sterling -22 614 -22 614
Polish Zloty 2,522 2,563 -278 –526 2,244 2,036
Australian Dollar 3,565 3,569 -2,033 –2,398 1,532 1,171
Turkish Lira 1,337 1,219 1,337 1,219
Chinese Yuan 2,255 2,208 2,255 2,208
Indian Rupee 917 917
Russian Rouble 540 460 -85 –101 455 359
Other currency 4,742 4,462 -1,834 –2,057 2,907 2,405
Total 22,969 21,806 -4,242 –5,084 18,727 16,722

The USD net exposure increased due to optimization of the capitalization and funding of the NY entity. In 2019, we reviewed and updated our methodology for specific CET1 deductibles. This drives the move in GBP net exposure and applies to the calculation of the FX Translation figures in
the above table hence has no impact on the reported CET1 figure itself. ING sold its stake in Kotak
Mahindra in February 2019 and therefore

no longer has exposure on Indian Rupee.
Equity price risk in banking

books
(*)
Governance (*)
ING maintains a strategic portfolio with substantial equity exposure in its banking books. Local offices

are responsible for the management of the equity investment positions. Financial Risk is responsible for monitoring the regulatory capital for equity investments on a monthly basis and acts independently from ING’s / Local management when monitoring these positions.

Risk Profile

(*)
Equity price risk arises from the possibility that an equity security’s price will fluctuate,

affecting the
value of the equity security itself as well as other instruments whose value react similarly to the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

particular security, a defined

basket of securities, or a securities index. ING’s equity exposure mainly consists of the investments in associates and joint ventures of EUR 1,790 million (2018: EUR 1,203 million) and equity securities held at fair value through other comprehensive income (FVOCI) of EUR
2,306 million (2018: EUR 3,228 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases

being recognized in the revaluation

reserve.
Investments in associates and joint ventures are

measured in accordance with the equity method
of accounting and the balance sheet value is therefore

not directly linked to equity security prices.
Year

-on-year variance analysis (*)
The revaluation reserve

relating to equity securities at FVOCI moved from EUR 1,914 million per year end 2018 to EUR 1,580 million per year end 2019. In 2019, the securities at FVOCI decreased
by EUR 334 million following the full disposal of Kotak in the same year.

Revaluation reserve equity securities at fair value through other comprehensive income
1 (*)
2019 2018
Positive re-measurement 1,582 1,923
Negative re-measurement -2 –8
Total 1,580 1,914
Real Estate price

risk in banking books(*)

Real Estate price risk arises from the possibility that Real Estate prices fluctuate. This affects

both
the value of Real Estate assets and the earnings related to Real

Estate activities.

Governance (*)
Real Estate is a run-off business consisting of Real Estate Development and Real Estate

Investment
Management activities which are being wound down by sale of assets, strict execution of contract maturity, or through portfolio sales.
Market risk in trading books

(*)

Within the trading portfolios, positions are maintained in the financial markets. These positions are
often a result of transactions with clients and may benefit

from short-term price movements. In
2019, ING continued its strategy of undertaking trading activities to develop its client-driven
franchise and deliver a differentiating experience by offering multiple market and trading products.
Governance (*)
The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. FI-FM Risk advises both FMRC and ALCO

Bank on the market risk
appetite of trading activities.

With respect to the trading portfolios, FI-FM Risk focuses on the management of market risks of
Wholesale Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place. Trading

activities include facilitation of client business and market making. FI-FM Risk is responsible for the development and implementation of trading risk policies and risk measurement methodologies, and for reporting and monitoring risk exposures against approved trading

limits. FI-FM Risk also reviews trading mandates and limits, and performs the gatekeeper role in the product review process.

The management of market risk in trading portfolios
is performed at various organisational levels. The FI-FM Risk Management Framework defines
policies and procedures for the overall

management of trading books. Trading

activity is
systematically reviewed and positions against the mandates are assessed jointly by the first and second lines of defence.

Risk measurement (*)
ING uses a comprehensive set of methodologies and techniques to measure market risk in trading books: Value at Risk (VaR)

and Stressed Value

at Risk (SVaR),

Incremental Risk Charge (IRC), and
Event Risk (stress testing). Systematic validation processes are in place to validate the accuracy
and internal consistency of data and parameters used for the internal models and modelling processes.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Value

at Risk (*)
FI-FM Risk uses the historical simulation VaR methodology (Hvar) as its primary risk measure.

The
HVaR for

market risk quantifies,

with a one-sided confidence

level of 99%, the maximum overnight
loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit

spreads, implied volatilities) if positions remain
unchanged for a time period of one day. Next to general market movements in these risk factors,
HVaR also takes into account market data movements for

specific moves in e.g. the underlying
issuer of securities. A single model that diversifies

general and specific risk is used. In general, a full
revaluation approach is applied, and for a limited number of linear trading positions and risk factors in commodity and equity risk classes a sensitivity-based approach is applied. The potential impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year (260 days). When simulating potential movements in risk factors, depending on the risk factor type, either an absolute or a relative shift is used. The data used in the computations is updated daily. ING uses HVaR with a one-day horizon for internal risk measurement, management control, and backtesting, and HVaR with a ten-day
horizon for determining regulatory capital. To

compute HVaR with a ten-day horizon the one day
risk factor shifts are scaled by the square root of ten and then used as an input for the revaluation.
The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

Limitations (*)
HVaR has some limitations: HVaR

uses historical data to forecast future price behaviour, but future price behaviour could differ substantially from past behaviour.

Moreover, the use of a one-day
holding period (or ten days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of a 99% confidence

level means that HVaR

does not take
into account any losses that occur beyond this confidence

level.

Backtesting (*)
Backtesting is a technique for the ongoing monitoring of the plausibility of the HVaR model in use.
Although HVaR models estimate potential future trading

results, estimates are based on historical
market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the one-day HVaR.

In addition to using actual results for backtesting, ING also uses hypothetical results, which exclude the effects of intraday trading, fees, and commissions. When an actual or a hypothetical loss exceeds the HVaR, an ‘outlier’ occurs. Based on ING’s one-sided confidence level of 99%, an outlier is expected once in every 100 business days. In

2019, there were
five actual outliers

i.e. occurrences

of actual loss and four hypothetical outliers i.e. occurrences of hypothetical loss, when the daily trading loss exceeded the daily consolidated HVaR of ING. The outliers were driven by interest rates

market moves mainly related to quantitative easing. ING
reports the backtesting results on a quarterly basis to the ECB.
Stressed HVaR

(*)
The Stressed HVaR

(SVaR)

is intended to replicate the HVaR

calculation that would be generated on
the bank’s current portfolio with inputs calibrated to the historical data from a continuous 12-
month period of significant

financial stress relevant to the bank’s portfolio. To

calculate SVaR,

ING
uses the same model that is used for 1DHVaR, with a ten-day horizon. The data for historical stress period used currently includes the height of the credit crisis around the fall of Lehman Brothers, and this choice is reviewed regularly.

The historical data period is chosen so that it gives the worst scenario loss estimates for the current portfolio. The same SVaR model is used for management
purposes and for regulatory purposes. The same SVaR

model is used for all legal entities within ING
with market risk exposure in the trading portfolio.

Incremental Risk Charge

(*)
The IRC for ING is an estimate of the default and migration risks for unsecuritised credit products in the trading book, over a one-year capital horizon, with a 99.9% confidence level. The same IRC model is used for all legal entities within ING with market risk exposure in the trading portfolio.
Unsecuritised trading positions of ING, which are subject to specific interest rate risk included in the
internal model approach for market risk regulatory capital, are in scope of the IRC model. By model

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte-Carlo simulation based on a Gaussian copula model. The asset correlations used in the Gaussian copula model are determined using the IRB correlation formula. The rating change is simulated for all
issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all
significant risks) within

one year.

Movements across different rating

categories and probabilities of
default are governed by a credit

-rating transition matrix. An external transition matrix is obtained from Standard & Poor’s (S&P). The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit
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

of
alternative approaches.
Stress Testing

and Event Risk (*)
Stress Testing

and Event Risk are valuable

risk management tools. In addition to the bank-wide
stress test framework as described in the stress

testing section, FI-FM Risk performs structured
stressed scenario tests under the Event Risk framework

to monitor market risks under extreme
market conditions. Event Risk is calculated because HVaR

in general does not produce an estimate
of the potential losses that can occur as a result of extreme market movements, i.e.

beyond the
confidence level. Event Risk evaluates the bank’s financial stability under severe but plausible stress scenarios and assists in decision-making aimed at maintaining a financially healthy going-concern
institution after a severe event occurs. Event

Risk is based on historical as well as hypothetical
extreme scenarios. The result is an estimate of the profit and loss caused by a potential event and its world-wide impact for ING. The Event Risk number for ING trading activity is generated on a weekly basis. Like for HVaR, risk appetite for

Event Risk is limited by ALCO Bank.

ING’s Event Risk policy is based on a large set of possible stress scenarios per risk type. In stress scenarios, shocks are applied to prices (credit spreads,

interest rates, equity, commodities, and fx
rates) and volatilities. Depending on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. For example,

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
Risk measurement - Other trading

controls
HVaR and Event

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

Risk profile
The following chart shows the development of the overnight HVaR under a 99% confidence level
and a one-day horizon versus actual and hypothetical daily trading profits and losses.

In calculation
of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight HVaR

is presented for the ING trading portfolio from
2014 to 2019.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

219

1

CVA risk is not included in VaR.
.

The risk figures in the backtesting graph above and in the table below relate to all trading books for which the internal model approach is applied, i.e. all trading books, including Credit Exposure
Management books.

1d VaR for

Internal Model Approach trading portfolios
Minimum Maximum Average Year end
amounts in millions of
euros
2019 2018 2019 2018 2019 2018 2019 2018
Interest rate 1 3 3 13 7 6 5 12 4
Equity and commodity 1 1 7 10 2 3 1 7
Foreign exchange 1 1 11 10 2 4 1 9
Credit spread 4 3 7 6 6 4 5 6
Diversification

2
-6 –8 -6 –13
Total

VaR
6 5 15 16 10 9 13 13
1 For calculation of HVaR per risk class the full valuation is performed according to HVaR methodology using a set of scenario
changes for the risk factors for the particular risk class, while risk factors for all other risk classes are kept unchanged.
2 The total HVaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the minimum/maximum observations for both the individual markets as well as for total HVaR may occur on different dates. Therefore, diversification is not calculated for the minimum and maximum categories.
3

CVA risk is not included in VaR.

Average

1D/10D HVaR,

10D SVaR

and IRC over 2019 are

in line with the average

over
2018. The average

for foreign

exchange decreased

compared to 2018

while credit
spread increased

compared to 2018,

both driven by portfolio changes. The VaR

at the
period end of 2019 and 2018 was EUR

13 million, however

the asset class
decomposition changed significantly. The risk moved from

foreign exchange

and
equity and commodity towards

interest rate

asset class

EU MR4: Consolidated trading HVaR 1

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

EU MR3: Internal Model Approach values for trading portfolios amounts in millions of euros 2019 2018
VaR (10 day 99%)
1 Maximum value 42 46
2 Average

value
27 25
3 Minimum value 16 15
4 Period end 33 40
Stressed VaR (10 day 99%)
5 Maximum value 126 139
6 Average

value
72 73
7 Minimum value 47 41
8 Period end 76 124
Incremental Risk Charge (99.9%)
9 Maximum value 169 107
10 Average

value
76 62
11 Minimum value 42 40
12 Period end 64 58
Comprehensive Risk capital charge

(99.9%)
13 Maximum value n/a n/a
14 Average

value
n/a n/a
15 Minimum value n/a n/a
16 Period end n/a n/a
Regulatory Capital
According to the Capital Requirements

Regulation (CRR/CRD IV), regulatory capital (own funds
requirements) for market risk can be calculated using the standardised approach or an internal
model approach. ING received regulatory

approval to use an internal model to determine the
regulatory capital for the market risk in all trading books of ING. Market risk capital of trading books is calculated according to the CRR, using internal HVaR,

SVaR,

and IRC models, where diversification
is taken into account. Capital for foreign exchange

risk from the banking books and for Collective
Investment Undertakings (CIUs) exposures in trading books are calculated using Standardised
Approach with fixed risk weights. ING does not have a correlation trading portfolio or any other securitisations in the trading book.
Standardised Approach

EU MR1: Market risk under Standardised Approach
2019 2018
amounts in EUR millions RWA
Capital
requirement
s RWA
Capital
requirement
s
Outright products
1 Interest rate risk (general

and specific)
14 1
2 Equity risk (general and specific)
3 Foreign exchange risk 1,131 90
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization (specific risk)
9

Total
14 1 1,131 90

The MRWA under Standardised

Approach decreased significantly compared to 4Q2018. At the
beginning of 2019 an important FX position in the banking book was closed causing the FX exposure to decrease below the 2% own funds threshold. According to Art. 351 CRR, in such a case,
the calculation of Market Risk regulatory capital is not required. As of 3Q2019, CIU exposures in
trading books are capitalised in Market risk under Standardised Approach under interest rate
specific risk and

foreign exchange risk categories.
Internal Model Approach
Market risk Regulatory Capital increased during the 2019 compared to 2018. The increase is driven
by an increase in IRC, while VaR

and SVaR

slightly decreased. IRC capital increased as a result

of
changes in the portfolio in combination with credit spread movements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

EU MR2-A: Market risk under Internal Model Approach
2019 2018
amounts in EUR millions RWA
Capital
requirement
s
RWA
Capital
requirement
s
1

VaR (higher of values a

and b)
1,261 101 1,394 112
(a) Previous day's VaR

(Article 365(1) (VaRt-1))
404 32 529 42
(b) Average

of the daily VaR (Article 365(1)) on each of the
preceding sixty business days
(VaRavg)

x multiplication factor ((mc) in accordance with
Article 366)
1,261 101
1,394 112
2

SVaR (higher of values

a and b)
3,011 241 3,217 257
(a) Latest SVaR

(Article 365(2) (sVaRt-1))
902 72 1,486 119
(b) Average

of the SVaR (Article 365(2) during the preceding
sixty business days (sVaRavg)

x
multiplication factor (ms) (Article 366)
3,011 241
3,217 257
3

Incremental risk charge -IRC (higher of values a and

b)
1,278 102 767 61
(a) Most recent IRC value (incremental

default and migration
risks section 3 calculated in
accordance with Section 3 articles 370/371)
799 64
727 58
(b) Average

of the IRC number over the preceding 12 weeks
1,278 102 767 61
4
Comprehensive Risk Measure

–
CRM

(higher of values a, b
and c)
(a) Most recent risk number for the correlation

trading
portfolio (article 377)
(b) Average

of the risk number for the correlation trading
portfolio over the preceding 12-weeks
(c) 8 % of the own funds requirement in SA

on most recent risk
number for the correlation
trading portfolio (Article 338(4))
5

Total
5,550 444 5,378 430

Sensitivities (*)
As part of the risk monitoring framework, FI-FM Risk actively monitors the daily changes of sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest

rates, credit spreads,

equity, and commodity
prices) on profit and loss results of the trading positions and portfolios.

The following tables show the five largest trading positions in terms of sensitivities to foreign exchange, interest rate

and credit spread risk factor movements. These largest exposures also
reflect concentrations of risk in FX risk per currency, IR risk per currency, and Credit Spread risk per country and rating and sector.

Due to the nature of the trading portfolios, positions in the portfolios can change significantly from day to day, and sensitivities of the portfolios can change daily
accordingly.

Most important foreign exchange year-end trading positions (*)
amounts in EUR millions 2019 2018
Foreign exchange Foreign exchange
US Dollar 116 US Dollar –957
Chinese Yuan Renminbi -21 Chinese Yuan Renminbi –18
South Korean Won 20 Swiss Franc –14
Brazilian Real -15 Polish Zloty 14
Japanese Yen -10 South Korean Won 14

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Most important interest rate and credit spread sensitivities at year-end (*)
amounts in EUR thousands 2019 2018
Interest Rate (BPV)

1
Interest Rate (BPV)

1
Euro -740 Euro –214
US Dollar -325 US Dollar 189
Russian Ruble -105 Great-Britain Pound –112
Great-Britain Pound -68
Taiwan

New Dollar
96
Australian Dollar -31 Polish Zloty 54
Credit Spread (CSO1)

2
Credit Spread (CSO1)

2
United States 360 Germany 345
Germany 163 United States 330
France 117 Russian Federation 177
Russian Federation 73 Netherlands 164
United Kingdom 72 France 151
1

Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates. The figures include commodity risk in banking books.
2

Credit Spread Sensitivity (CS01) measures the impact on value of a 1 basis point increase in credit spreads. Exposures to supranational institutions are not assigned

to a specific country.

Credit spread sensitivities per risk class and sector at year-end (*)
2019 2018
amounts in EUR thousands Corporate
Financial
Institutions
Corporate
Financial
Institutions
Credit Spread (CSO1)

1
Risk classes
1 (AAA) 1 -1 –6 90
2–4 (AA) -15 -63 3 –24
5–7 (A) 143 32 117 78
8–10 (BBB) 273 1 245 –2
11–13 (BB) 148 9 85 6
14–16 (B) 51 1 37 13
17–22 (CCC and NPL) 26 0 18
Not rated 0 0 1
Total 626 -21 500 161
1

1 Credit Spread Sensitivity (CS01) measures the impact on

value of a 1 basis point increase in credit spreads.
Funding

and liquidity

risk

(*)

Introduction (*)
Funding and liquidity (F&L) risk is the risk that ING Group or one of its subsidiaries cannot meet its financial liabilities

when they are due at reasonable cost and in a timely manner.

ING incorporates
funding and liquidity management in its business strategy and applies a funding and liquidity risk framework in order to manage such risks within pre

-defined boundaries.

A high-level overview of the F&L framework

is provided in the next figure.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

223

(*)

Governance (*)
Funding & liquidity risk management within ING falls under the supervision of the ALCO Bank function which approves the funding and liquidity risk appetite that is subsequently cascaded throughout the organisation. In addition, ALCO Bank has delegated responsibilities concerning the
ICLAAP processes and documents as per the ICLAAP Framework

of ING Group towards

the Internal
Capital & Liquidity Adequacy Assessment Process (ICLAAP) Committee. Therefore,

it focuses on
technical liquidity documents and oversees business processes and deliverables concerning ILAAP.
The EB and MBB, staff departments from the CRO and CFO domain as well as Group Treasury have
oversight of and are responsible for

managing funding and liquidity risk.

ING’s liquidity risk framework is based on the three lines of defence concept whereby risk principles
are implemented, monitored and controlled in conjunction with both first and second line of defence functions.

Group Treasury

and business lines are the first line of defence functions.

Group Treasury’s

main
responsibility is to manage ING’s (regulatory) liquidity and funding position by executing ING’s funding plan, maintaining access to both the short and the long term professional funding markets and managing the liquidity buffer. Business lines are responsible for managing the funding and
liquidity positions from the originated business. A large part of this is replicated with Group
Treasury.

The second line of defence Financial Risk function is responsible for developing and maintaining
ING’s policies, standards and guidelines on F&L risk management as well as for setting the F&L risk appetite. Furthermore, the Financial Risk function measures funding & liquidity risks, executes stress testing, provides management

information and controls the liquidity and funding
requirements on commercial

products. The Finance function is responsible for management and regulatory reporting related to funding and liquidity risk management.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Funding and liquidity management strateg

y

and objectives (*)
The main objective of ING’s funding and liquidity risk management is to maintain sufficient

liquidity
to fund the commercial activities of ING both in normal and stressed market circumstances across various geographies, currencies and tenors. This requires

a diversified funding structure considering
relevant opportunities and constraints.

ING’s funding consists mainly of retail and corporate deposits contributing 51% and 21% of the total funding respectively. These funding sources provide a relatively stable funding base. The
remainder of the required

funding is attracted primarily through a combination of long-term and short-term professional funding. Group Treasury

manages the professional funding in line with the
F&L risk appetite to ensure a sufficiently

diversified and stable funding base.

ING Bank Funding Mix 1 (*)
2019 2018
Funding type
Customer deposits (retail) 51% 50%
Customer deposits (corporate) 21% 21%
Interbank 5% 5%
Lending/repurchase

agreement
5% 7%
CD/CP 5% 6%
Long-term debt 11% 11%
Subordinated debt 2% 2%
Total 100% 100%
1

Liabilities excluding trading securities and IFRS equity

The Loan-to-deposit ratio remained

stable at the level of 1.06.

ING’s long-term professional funding is well diversified across maturities and currencies. The main part of it is EUR and USD denominated which is in line with the currency composition of customer lending:

ING Group long-term debt maturity profile by currency 1 (*)
2020 2021 2022 2023 2024 2025
Beyond
2025
Total
Currency
EUR 9 9 8 5 1 4 26 62
USD 3 2 4 4 1 - 8 22
Other 1 2 1 1 1 - 2 10
Total 13 14 13 10 3 4 37 94
1 Nominal amounts in EUR billion.
Funding and liquidity adequacy and

risk appetite (*)
ING distinguishes several key drivers of future

liquidity and funding needs:
◾

Refinancing needs resulting from maturing debt and asset growth;
◾

Current and future regulatory

requirements;;
◾

Risk appetite statements set by ING’s funding and liquidity risk function;;
◾

The outcomes of various stress tests;

◾

Ability to distribute and transfer liquidity.

Taking

into consideration the abovementioned factors, ING Group assesses its current and future liquidity adequacy and, if deemed necessary, takes steps to further improve ING’s liquidity position and to ensure sufficient counterbalancing

capacity. That is achieved through the quarterly update
of the Liquidity adequacy statement and the execution of the ILAAP process.

ING’s Funding and Liquidity framework aims to ensure

sufficient

liquidity under normal, adverse
and stressed market circumstances. ING assesses its F&L adequacy through three lenses: (i) Stress,
(ii) Sustainability and (iii) Regulatory.

(i) Through the Stress lens ING evaluates its ability to withstand a period of prolonged F&L stress
(idiosyncratic, market-wide or a combination of the two) which is characterised by customer deposit outflows and/or deterioration of funding markets access;

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ii) Through the Sustainability lens ING assesses the extent to which its customers, professional counterparties and investors are comfortable extending funding in tenors, currencies and instruments necessary to sustainably fund ING under a going-concern situation;
(iii) Through the Regulatory lens ING ascertains that it is in a position to meet both current and future regulatory

requirements.

For each lens, ING has established a related set of risk appetite statements which define ING’s risk appetite commensurate with the principles of liquidity adequacy. These risk appetite statements are summarised in the next graph.

(*)

The F&L risk appetite statements are translated into a number of metrics with appropriate boundaries and instruments which are used to measure and manage ING’s funding and liquidity risk.

The risk appetite with respect to the stress lens is set to ensure there is sufficient counterbalancing capacity under various internally defined stress scenarios. Regarding the sustainability perspective, an internally defined

Stable funding to loans (SFL) ratio (supplemented by other metrics) is used to ensure a diversified funding base and to prevent overreliance on professional funding. Finally, the
Liquidity Coverage Ratio

(LCR) and the Net Stable Funding Ratio (NSFR) regulatory

metrics are
monitored in terms of both ING’s risk appetite and regulatory requirements.

The LCR compares the volume

of available high quality liquid assets (HQLA) to net outflows
(outflows-

inflows) over a 30-day stress scenario defined

by the regulator.

ING’s liquidity buffer is
part of the counterbalancing capacity which serves as a liquidity cushion under normal and stressed conditions.

The liquidity buffer consists mainly of Level 1 assets which are represented by government and
central bank assets and are of the highest liquidity quality. Only assets that are freely available
(not pledged under existing contracts) for liquidity purposes are included in the buffer. The size and composition of the Liquidity buffer are driven by ING’s risk appetite as well as by regulatory requirements.

The macroeconomic and market environment are also important considerations in ING’s funding and liquidity framework.

The macroeconomic environment comprises various exogenous factors over which ING has no control but which may have a material impact on ING’s F&L position. The main macroeconomic factors analysed on a regular basis include:

◾

Global and local economic performance: e.g. shifts in GDP, inflation rate, unemployment rates and public deficit/surplus;
◾

Changing geopolitical trends;
◾

Monetary policy with special focus on the impact of the eventual reversal of unconventional monetary measures employed by central banks in recent years; and

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

226

◾

Regulatory requirements:

e.g. understanding the changing regulatory landscape as well as the impact of ING’s actions on existing regulatory boundaries.

The strategic ambitions of ING, together with the design and execution of the funding plan, are assessed under both current and projected market conditions. Key emphasis is placed on understanding overall market trends and developments, credit rating changes and peer
comparison.
Liquidity Stress Testing

(*)
Funding and liquidity stress testing forms part of the overall

F&L framework. It allows ING to
examine the effects of exceptional but plausible future events on ING’s liquidity position and provides insight into which entities, business lines or portfolios are vulnerable to which types of risk and under which scenarios.

The stress testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of ING Group including all entities, business lines as well as on and off-balance sheet positions. The Net liquidity position and Time-to-survive are the two main stress testing output metrics. Both metrics are impacted differently under specific

F&L stress scenarios with related
parameterisation.

The stress testing framework considers idiosyncratic,

market-wide and combined (idiosyncratic and
market-wide) stress scenarios. Moreover, it differentiates between stress events that develop in a
gradual and in a fast manner.

The generic design of the framework, which is based on empirical evidence supplemented by expert judgment, can easily be applied to a specific scenario. For
example, it can be used as input for firm-wide stress testing and reverse stress testing.

The outcomes of the stress testing are taken into account in all the key aspects of ING’s F&L risk framework and F&L risk management:

◾

risk appetite framework (through risk appetite statements);
◾

risk identification and

assessment;
◾

monitoring of the liquidity position;
◾

contingency funding plan; and

◾

early warning indicators.

The Funding and liquidity stress testing framework

is also subject to regular internal validation.

In line with ECB regulation, ING’s liquidity position is stress tested on a monthly basis using particular scenarios that form part of the F&L risk appetite statement. In addition, the results of all internal stress scenarios are monitored and assessed on a regular basis. They also serve as input in
the decision on additional contingency measures.

Contingent F&L risks are addressed in the contingency funding plan whose focus is on early warning indicators as well as organisation and planning of liquidity management in times of stress.
The contingency funding measures are developed in conjunction with the ING recovery plan and
are tested on a regular basis.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Non-f

inancial

risk

Introduction
Non-financial risk

is defined as

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

Security & Investigations (CSI).

Governance
The head of Corporate ORM, Corporate

IRM, IVU, CSI, Professional Practice Unit and Strategy, Central
Services & Digitalisation Unit report to the global head of NFR, who directly reports to the bank
CRO.. The global head of Non-Financial Risk is responsible for developing the framework of non-
financial risk policies

and standards within ING, and for monitoring the quality of non-financial risk management in the ING entities.
Non-Financial risk measurement
In line with the Advanced Measurement Approach (AMA),

the bank has in place a model to define
the required level

of own funds for operational risk (operational risk capital). This model predicts potential operational risk losses (annually aggregated) by combining a forward-looking and a backward-looking view on operational risk events. The business has a leading role in assessing
scenario severities, with the ORM function validating and challenging the results.

ING uses its AMA model for regulatory capital calculation purposes and reports the regulatory capital numbers on a quarterly basis. The bank is currently not using any insurance or risk transfer mechanisms for the mitigation of risk in the context of the AMA capital calculation.

Risk categories
ING categorises NFR risks in a number of areas:

◾

Information (Technology)

risk is the risk of financial

loss, regulatory sanctions or reputational
damage due to breaches of confidentiality, integrity or availability within business processes or
information or lack of information quality;
◾

Continuity risk is the risk of financial loss,

regulatory sanctions or reputational damage due to
business disruptions (loss of people, processes, systems, data, premises);
◾

Control and processing risk

are the risks of financial loss, regulatory sanctions or reputational damage due to ineffective organisational structures and governance procedures (including unclear roles and responsibilities and inadequate reporting structure), failed (transaction)
processing (input, execution, output) or failing process management; monitoring and enforcement of risk mitigating measures; and risk culture;
◾

Internal fraud risk

is the risk of financial

loss, regulatory sanctions or reputational damage due to
deliberate abuse of procedures,

systems, assets, products and/or services of ING by employees
(incl. temporary workers, third party contractors, internships and consultants) who intend to deceitfully or unlawfully benefit themselves or others;
◾

External fraud risk

is the risk of financial

loss, regulatory sanctions or reputational damage due to
deliberate abuse of procedures,

systems, assets, products and/or services of ING by external parties (clients, potential clients or other third parties, including vendors and outside agencies)
who intend to deceitfully or unlawfully benefit themselves or others;
◾

Unauthorised activity risk

is the risk of financial

loss, regulatory sanctions or reputational damage
due to employees performing outside the normal course of their business, intentionally giving unauthorised approvals or overstepping their authority;
◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

228

◾

Employment practice risk

is the risk of financial

loss, regulatory sanctions or reputational damage
due to acts that are inconsistent with employment, health and/or safety laws, regulations or agreements, from payment of personal injury claims, or from diversity/discrimination events.
Data Governance

and Data Quality
ING recognises that information and underlying data are assets that are key (together with people, processes and IT systems) to further develop its digital profile. Cooperation and mutual agreement on global data management roles and responsibilities in ING are critical success factors to meet this objective. As such ING has embraced multiple data management and governance initiatives triggered by internal and external stakeholders (e.g. Principles for Effective Risk Data Aggregation
and Risk Reporting). These principles are embedded in risk data management and enshrined within the Data Governance framework. The framework

outlines roles and responsibilities relevant

for the
risk lifecycle and data quality assurance.
Main developments in 2019
Cybercrime and

Fraud

◾

Controls and monitoring continue to be embedded in the organisation as part of the overall internal control framework

and are continuously re-assessed against existing and new threats.
The identification and

monitoring of new threat actors and campaigns relevant to ING also informs this process as does the closer alignment between IT security and fraud teams. In addition, ING continues to strengthen its global cybercrime and fraud resilience through extensive collaboration with financial industry peers, law enforcement authorities, government
(e.g. National Cyber Security Centre)

and internet service providers (ISPs).

◾

Concerns over the potential impact of insider threats continues to increase with specific information relating to external instances or trends in the financial industry remaining limited, albeit collaboration

within the financial

sector is improving.

The increasing use of third party vendors for services and the implementation of PSD2 are likely to present ongoing fraud management and IT security challenges; both in the short-

and
medium-term as criminal actors target financial

and broader PII data outside the traditional
banking environment.

◾

Dealing with current and emerging fraud threats

effectively requires continuous improvement of
fraud management capabilities such as real-time transaction and response capabilities and better alignment and standardisation of cross border fraud

management across ING and related
platforms as well as exchanging data cross border.

With legislation such as EBA PSDII and the
continuing emphasis on duty of care, financial institutions are becoming more and more responsible for losses incurred by clients, and taking on more of the burden of reclaiming those
losses.
Enterprise Risk Management
In 2019, a professional practice unit (PPU) has been set up to establish an Enterprise Risk
Management (“ERM”) Framework

gatekeeper for policy design. ERM is designed to be an
overarching

risk management framework (RMF) pulling together common design principles and roles & responsibilities for all risk types (Financial, Non-financial, and Strategic). The purpose and benefits of the ERM

Framework

facilitates clear and easy communication and improving the visible and transparent link to ING’s Strategy, business activities and processes. The ERM Framework is
being implemented to ensure standardisation of all risk frameworks and, once finalised, it will apply to all businesses lines and entities on global and local level.

User Access Management (UAM)

UAM is one of the focus areas of ING and an important element in our control framework to mitigate the risk of unauthorized and / or inappropriate access to systems, processes and the data and information contained therein. Consequently, the UAM processes, controls and practices are
periodically reviewed, tested, adapted and improved

by a dedicated UAM team to address ongoing
developments in and outside ING. In 2019, ING continued to mature, with attention to standardization, harmonisation of processes via standardized workflows and further automation of
UAM controls, which will continue in 2020.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

GDPR
As per 25 May 2018, the European General Data Protection Regulation

(GDPR) became effective.
GDPR affords greater protection to individuals and requires

more control on data and transparency
regarding the use of data by companies. In 2019, ING continued its central programme,

initiated in
2016, in a continuing effort to mature our data protection standards in line with GDPR standards.
Outsourcing Risk
In 2019, a renewed Sourcing Policy

became effective, outlining the inherent critical and high risks that can materialise during the sourcing life-cycle. In addition, a Sourcing Guideline was issued to support updated requirements, issued by EBA in 1Q 2019. Support Control Framework

(SCF)
Sourcing defines the controls that have to be implemented and tested to effectively mitigate the risks. The scope of sourcing encompasses outsourcing to external providers as well as intra

-group
sourcing.
BCBS239
In January 2013 the Basel Committee on Banking Supervision published the principles for effective risk data aggregation and risk reporting (BCBS 239), which is adopted by the ECB and became effective for all G-Sib’s as of

January 2016.

ING initiated a central program

which is continued in
2019 to improve the risk data aggregation and reporting capa bilities.
Compliance

risk

Introduction

Compliance risk is defined as the risk of impairment of ING’s integrity, leading to damage to ING’s
reputation, legal or regulatory sanctions, or financial loss, due to a failure (or perceived failure) to comply with applicable laws, regulations and standards and the ING Orange Code

.

Governance
The Compliance Risk Management function is organised via countries and business lines. The heads of Financial Crime Compliance, Regulatory & Conduct Compliance, Strategy

& Transformation
Office

at the head office,

as well as the heads of compliance in the Netherlands and Belux and the business lines Challenge & Growth and Wholesale Banking report to the chief compliance officer
(CCO), who is the global head of Compliance Risk Management. This is an independent function that is amongst others responsible for developing and establishing bank-wide policies and minimum standards for managing compliance risks. The CCO assists the Supervisory Board, Executive

Board
and Management Board Banking in managing ING’s compliance risks and control framework. The
CCO is a permanent participant of the Risk Committee of the Supervisory Board. The CCO regularly meets the chairman of the Risk Committee of the SB.

Risk categories
ING categorises compliance risk into four conduct-related integrity risk areas:

◾

Client/third party conduct refers to the compliance risks arising from the relationship with or generated by the conduct of our customers and/or business partners, like money laundering

or
terrorist financing. Those risks are generally defined

within ING as financial

economic crimes.
Furthermore, client conduct refers to the compliance risks relating to FATCA,

CRS, CTI and US
withholding tax and information reporting regulations;

◾

Personal conduct refers to the compliance risks arising from the conduct of ING employees. The scope includes amongst others personal conduct related conflicts of interest, bribery and
corruption, protection of personal data;

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

230

◾

Financial services conduct refers to the compliance risks arising from or generated by the conduct of ING when developing product offerings, marketing and/or selling products and services to its clients as well as customer interest and protection;

and
Organisational conduct refers to the compliance risks arising from the way the bank is organising itself to develop its activities. This category covers among others the licences required to perform its regulated

banking activities, the operating effectiveness of its
information barriers, organisation conduct conflicts

of interest, anti-competitive conduct,
record retention

.

Controls aiming to mitigate the compliance risks associated with the above-mentioned risk areas are designed and applied to the day-to-day processes in the bank. The effectiveness of the controls is tested and monitored periodically, and senior management is responsible for ensuring that processes are compliant with applicable laws and regulations, ING’s internal policies, and the
Orange Code.

In cases where an employee of ING suspects an actual or potential irregularity or misconduct within ING that leads or could lead to a violation of the Orange Code, any ING policy and/or any applicable law, regulation or code, this can be reported anonymously in line with the Whistle-
blower Policy, via internal or external channels as well as through normal reporting channels.

Strengthening the global compliance

function
ING has introduced measures to strengthen the Compliance

Risk Management function. These
measures are being implemented as part of a multi-year, global compliance strategy and transformation programme

The programme encompasses the whole compliance function and
aims at enhancing global steering and oversight by the compliance function.
Know your customer (KYC)
ING is committed to the preservation of its reputation and integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which it operates. All employees are expected to adhere to these laws, regulations and ethical standards, and management is responsible for ensuring such compliance. Compliance is therefore an essential
ingredient of good corporate governance.

As gatekeepers of the financial

system we have
obligations to safeguard trust in that system and prevent misuse.

For example a recent

study
found almost €13 billion worth of criminal money is laundered in the Netherlands each year –
around 1.6 percent of the GDP.

However, money laundering is not contained within a single
country or jurisdiction, it is a global challenge that impacts the entire financial system. ING, like all
other participants in the financial

services industry, has an important role to play in helping to combat financial economic crime. We contribute knowledge and capacity to various public-private partnerships fighting

financial crime. We believe we can be even more effective in safeguarding the financial system

if we join forces and work with other banks and with national and European authorities and law enforcement to identify and manage the financial economic crime risks better,
taking all relevant laws and regulations into account.

Improving the way we manage compliance
risk, especially when it comes to preventing criminals from misusing the financial system, is a key priority for ING.
KYC policy framework
The know your customer (KYC) policy and related control standards

(‘KYC policy framework’) sets
the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity.

The KYC policy framework reflects relevant national and international laws, regulations and industry standards related to financial economic crime (money laundering, terrorist financing), export trade controls, proliferation financing, sanctions (economic, financial

and
trade), countries designated by ING as ultra high risk countries (UHRC), CTI, FATCA,

CRS, and (parts
of)

ESR. The KYC policy framework is mandatory and applies to all ING entities, majority-owned ING business, businesses under management control, staff departments, product lines and to all
customer engagements and transactions. The KYC Policy Framework reflects relevant national and
international laws, regulations and industry standards related to business partners and overarching requirements with regards

to record retention,

training and awareness. The management of ING
entities also includes local procedures aimed at enabling them to comply with local laws and

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

regulations and the KYC Policy

Framework.

Where local laws and regulations are

more stringent,
these more stringent local laws and regulations are

applied.

As a result of frequent evaluation

of the businesses from economic, strategic and risk perspective
ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued. In that respect, ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue
existing relationships involving these countries. At present these countries are

Cuba, Iran, North
Korea, Sudan and Syria.

In addition to addressing financial economic crime-related requirements, the KYC policy framework also reflects KYC-related requirements of the FATCA/CRS

policy, as well

as certain elements of the
Environmental Social Risk policy.
KYC enhancement programme
In 2017, ING began implementation of its KYC enhancement programme across all customer segments and in all ING business units. The KYC enhancement programme consists of, among other things:
◾

Enhancing selected customer due diligence files

to improve customer documentation, customer
data and identity verification;
◾

Working on structural solutions to become sustainably better in the execution of our KYC policies, tooling, monitoring, governance and knowledge and behaviour; and
◾

Assessing selected past transactions and follows the applicable reporting process should any unusual transactions be identified.

In September 2018, ING announced that it had reached a settlement agreement with the Dutch
Public Prosecutor related to an investigation that found serious shortcomings in the execution of customer due diligence and transaction monitoring requirements related to fighting financial economic crime, and announced steps to further enhance its management of compliance risks and embed stronger awareness across

the whole organisation as part of the KYC enhancement
programme.

In 2019, we continued the implementation of the KYC enhancement programme, and had more than 4,000 FTEs working on KYC-related activities globally. In March 2019, ING in Italy took steps to improve its KYC

processes and compliance risks in line with the global KYC enhancement programme after the Italian central bank identified shortcomings in anti-money laundering processes. This was based on an inspection conducted from October 2018 to January 2019. In consultation with the Banca d’Italia, ING agreed to refrain

from taking on new customers in Italy
while further discussions on the enhancement plans took place. ING continued to fully serve existing clients in Italy while working to address the shortcomings and resolve the issues identified.
Please refer to Note 46 ‘Legal proceedings’

to the consolidated financial

statements for more
information.

In 2019, as part of our commitment to enhance the way we manage compliance risks and embed stronger awareness across

the whole organisation, we also took the following steps across our five
KYC pillars:

◾

Policies and risk : This pillar focuses on the development and roll out of a global KYC policy, a global KYC risk appetite statements and KYC risk assessments on customers, capability structure and maturity assessments.

o

In 2019, we updated the new KYC policy, which integrated all existing policies related to anti-
money laundering, financial

economic crime and customer due diligence. It came into effect in July. (See section ‘KYC policy framework’ above).
o

The global KYC policy may be stricter than local requirements, in which case the global risk appetite statement is used as the starting point to execute a uniform risk assessment and to determine the local KYC-related risk appetite.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

o

As part of our due diligence process we updated the environmental and social risk (ESR)
framework, which helps us make transparent choices about who and what we finance. All customers undergo an initial ESR check as part of the onboarding process. (See
‘Environmental and social risk framework’ in the credit

risk chapter for more information)
o

We implemented a systematic integrated risk approach

(SIRA) in all business lines globally.
Driven by data, the SIRA provides guidance on KYC integrity risks and helps determine which customers to accept/continue and the type and frequency of monitoring. It takes into account elements such as where the customer is located and the type of product and sector they are active in. The KYC integrity risks are reviewed

each year.

.

◾

Tooling
: This pillar aims to improve processes

and tooling around customer due diligence,
screening and monitoring. This entails rolling out a bank-wide KYC digital service and fulfilling client acceptance and maintenance life cycle on one global digital platform. In addition, all required screening

components (name screening, pre-transaction screening, adverse media screening) are incorporated

into the client acceptance due diligence process. Once a customer is onboarded, ongoing screening and monitoring of transactions can then be activated. Steps taken in 2019 included:
o

Developed new customer due diligence case management modules for Private Banking clients in Luxembourg, and mid-corporates

in Poland, which is to be rolled out in other
countries with similar client segments.

o

The target adverse media screening tool was rolled

out in most locations
o

Innovating to automate and improve KYC

processes. In 2019, we developed a ‘smurfing’ tool,
which uses artificial

intelligence to detect instances of smurfing

when large fraudulent
transactions are broken up into smaller transactions that will not be flagged by conventional monitoring systems. And we are developing a virtual alerts handler that uses artificial intelligence to reduce the number of false positives, freeing up KYC staff to concentrate on
those alerts that do require attention.
o

In September 2019, an anomaly detection tool went live to monitor the payment flow of
ING’s correspondent banking clients. Developed by ING, the tool uses advanced analytics to detect changes in behaviour that could indicate money laundering or other financial economic crime. The approach for innovations is per country and business line and based on success will be scaled up and rolled out in other locations.
◾

Monitoring and screening
: This pillar entails translating risk assessment outcomes into scenarios
and alert definitions

that can be applied in transaction monitoring. This includes the design and definitions

of the applicable financial

economic crime and client activity monitoring scenarios
tailored to the entity yet based on a global set, building alert definitions

(including data feeds)
and validating and testing the approach from risks to alerts.
o

In 2019, we introduced the new standard transaction monitoring tooling in the first countries.
This includes risk-based scenarios, with follow-up for handling alerts and reporting suspicious activity.
o

In May 2019, the first

version of the global transaction monitoring (TM) control guidance came into effect. It outlines the adoption

of a uniform TM methodology framework to
mitigate financial

economic crime risks.
o

In September 2019, ING partnered with four other Dutch banks to explore options to jointly monitor payment transactions. Transaction Monitoring Netherlands (TMNL) is part of a broader cooperation with the private sector, government agencies, regulators and law enforcement to harmonise efforts to fight

financial crime

and strengthen the resilience of the
financial system as

a whole, both on a national and European level. We

also work with the
Dutch central bank and are a member of the public-private partnership council of the Dutch
Financial Expertise Centre (FEC-RAAD PPS).

o

The increased focus on KYC and our efforts to streamline our operations led to an increased number of accounts being closed. This includes inactive accounts and accounts of customers who do not respond adequately to our requests for information. We are also re-evaluating
certain client and business relationships.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

233

◾

Governance
: Under this pillar we are setting up a global KYC governance to ensure decision
making on standards, operations, customer acceptance and continuous improvements.

This
started with the appointment of a global head of KYC at the end of 2018 and a global Centre of
Expertise, as well as a Delivery Tribe, who together with the business lines and the second line of defence (Risk and Compliance functions) are responsible for implementing KYC across the
organisation.

o

In 2019, local KYC Committees were

established in the countries/regions and business lines to
manage and steer all KYC-related activities. These committees are overseen by the global
KYC Committee, which drives improveme

nts and ensures alignment between KYC-related
projects and activities. It also monitors all KYC-related costs, helps prioritise activities and steers decisions on KYC-related issues and developments.

o

Client Integrity Risk Committees (CIRCs) were set up in the retail business lines and Wholesale
Banking to steer decisions around client acceptance and exits, based on compliance criteria and risk appetite. The committee members represent both the first and second lines of defence to ensure proper decision-making is adhered to.

◾

Knowledge and behaviour : This pillar focuses on increasing knowledge about KYC, providing training and carrying out behavioural risk assessments to detect high-risk behaviours intervening where necessary.

o

Internal communication in 2019 reiterated the importance of non-financial risk and compliance.

o

We set up a global KYC Academy to coordinate

a global learning curriculum and provide
expert training for specialist KYC staff and new joiners as well as awareness training for all
ING employees.
o

The first behavioural risk assessments in KYC were carried out in the Netherlands, the
Philippines and the US by ING’s team of behavioural experts. The outcomes were discussed by senior management at ING’s leadership days in March,

as well as with the management
teams of the countries involved and in Wholesale Banking with the intention of changing behaviours to enhance KYC, starting from the top.

Following on from that, workstreams

were set up with senior managers and a number of
interventions were initiated with the aim of changing high-risk behavioural patterns. Another behavioural risk assessment was conducted at ING in Belgium in the fourth quarter of 2019.

We
will start a dialogue in 2020 to dive into the outcomes and root causes of the behavioural patterns observed.
Regulatory developments
Compliance with applicable laws and regulations is resource

-intensive. Banks continue to be faced
with new and increasingly onerous regulatory

requirements. Generally, we

expect the scope and
extent of regulations in the jurisdictions in which we operate to continue to increase.

Regulation is becoming more extensive and complex. An example is the implementation of DAC6 which like FATCA

and CRS requires financial institutions to report detailed client-related information to the competent authorities. Customer due diligence (CDD), (sanctions) screening and transaction monitoring impose requirements on financial institutions to maintain appropriate policies, procedures and controls

to detect, prevent and report to the competent authorities on e.g. money laundering and terrorist financing.

The increasing regulatory scrutiny drives the need to continuous change in the various processes, procedures and IT systems. In some situations the applicable laws and regulations, at local and/or at global level, seem to be conflicting with each

other, which imposes a significant

challenge on
banks as part of the implementation of requirements. In addition, the timeline for implementation of those new/changed requirements

is sometimes very short, which is challenging in general, yet especially in IT development. Obviously ING will continuously work on embedding the processes and procedures reflecting the applicable requirements in our IT systems and data sources, driving a business environment which is compliant by desire and design, and will execute ongoing training and awareness to develop its people to have the right knowledge and skills.

That also accounts for risks deriving from new technologies. As an innovative bank, ING continuously monitors regulatory developments to make risk assessments and define the banks

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

risk appetite. Regulations on distributed ledger technology and business developments in this area are as rapid and impactful as the accompanying risks.
5th AML Directive

In addition, the 5th AML Directive will be implemented in the Netherlands. The 5th AML Directive was originally adopted by the EU Council in June 2018, with the aim of addressing means of terrorist financing, increasing transparency to combat money laundering and helping to strengthen the fight against tax avoidance. The most important aspects of the 5th AML Directive
involve the (anti money-laundering) risks relating to the use of virtual currencies, the improvement of information exchange between supervising authorities, and the introduction of beneficial ownership registers for corporate

and other legal entities.

ING expects to revise the KYC policy framework to reflect the requirements of the 5th AML Directive.
Prior to the adoption of the 5th AML Directive, European supervisory authorities (ESAs) had previously issued their final guidelines on risk factors, which came into force in June 2018. These
guidelines promote a common understanding of the risk-based approach to anti-money laundering/combatting terrorist financing (AML/CFT) and set out how it should be applied in the context of the 4th AML Directive. These guidelines are currently in the process of being updated, in
order to support firms’ AML/CFT compliance efforts

and enhance the ability of the EU’s financial
sector to effectively deter and detect

money laundering/terrorist financing. The ESAs

published a
consultation version of the updated guidelines on 5 February 2020. The final updated guidelines are
expected to come into force in the course of 2020. Furthermore, in

September 2017, the ESAs
issued their final guidelines

to prevent the abuse of funds transfers for

terrorist financing and
money laundering purposes. These guidelines came into force in June 2018.

Financial Account Tax

Compliance Act (FATCA)
Under provisions of US tax law commonly referred

to as FATCA,

non-US financial institutions

are
required to provide

certain information on their US account holders and/or certain US investors to the US Internal Revenue Service (IRS). A 30 percent withholding tax will be imposed on
‘withholdable payments’ made to non-compliant non-US financial institutions. As part of the
actions taken to comply with FATCA

and other US withholding tax regulations, ING is for example updating and strengthening its withholding compliance programme and reviewing,

amending and
filing the necessary tax returns and information reports.

Many countries, including the Netherlands, have entered into agreements (intergovernmental agreements or IGAs) with the US to facilitate the type of information reporting required under
FATCA.

While the existence of IGAs will not eliminate the risk of the withholding tax described above, these agreements are expected to reduce

that risk for financial institutions

and investors in
countries that have entered into IGAs. IGAs often require financial institutions in those countries to report information on their US account holders to the taxing authorities of those countries, who then pass the information to the IRS.

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
Common Reporting Standard (CRS)
Similarly, the Organisation for Economic Cooperation

and Development (‘OECD’) has developed a
Common Reporting Standard (‘CRS’) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information. CRS requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in CRS-compliant jurisdictions. As of 19 September 2019, 109 jurisdictions (‘signatory countries’), including the Netherlands,

have signed a multilateral
competent authority agreement to automatically exchange information pursuant to CRS. The majority of countries where ING has a presence have committed to CRS. The EU has made CRS mandatory for all its member states. The first

information exchange by the Netherlands (as for

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

approximately half of the signatory countries) was executed in 2017. Most other signatory countries commenced their information exchange in 2018 and some in 2019.

The OECD has also introduced two additional new measures to tackle global tax avoidance/evasion:

◾

Mandatory Disclosure Rules for Addressing CRS Avoidance

Arrangements and Opaque Offshore
Structures

◾

Preventing Abuse of Residence by Investment

(RBI) and Citizenship by Investment (CBI) Schemes
to Circumvent the CRS.

These measures are in the process

of being implemented in local laws. With regard to the
mandatory disclosure rules for EU jurisdictions, this was done via the amendment to Directive
2011/16 (DAC6). See below.
DAC6 (EU2018/822, an amendment to EU Directive 2011/16)
DAC6 imposes mandatory disclosure requirements

for taxpayers and intermediaries involving the
reporting of cross-border arrangements affecting at least one EU member state that fall within one of a number of ‘hallmarks’. These hallmarks are broad categories setting out particular characteristics identified as potentially

indicative of aggressive tax avoidance.

The reporting
obligations apply to ‘intermediaries’ (financial

institutions like ING may fall under this term) or, in
some circumstances, the taxpayer itself. There

will be a mandatory automatic exchange of
information on such reportable cross-border schemes via the Common Communication Network
(CCN) between the member states which will be set-up by the EU. Although DAC6 is not effective until 1 July 2020, taxpayers and intermediaries have been required to monitor cross-border arrangements since 25 June 2018.
MiFID II
Integrity and transparency in financial markets are essential for public and investor confidence. The revised Markets in Financial Instruments Directive European

legislation (MiFID II/MiFIR) came into
effect in January 2018 and had a major

impact on ING and the markets in which it operates. A
central programme

continued in 2019 to support ING’s commitment to further embed the revised legislation throughout the organisation.

The requirements set out in MiFID II/MiFIR are manifold and impact a large part of our organisation and day-to-day business. In order to ensure compliance with these rules, standard controls were
rolled out throughout the ING EU entities. In addition, a framework measuring MiFID compliance risk was implemented in order to stay abreast of any compliance issues that need addressing.

Regulatory guidance around MiFID II/MiFIR continues to evolve and key requirements are currently
under review.

As a result, ING will ensure that the organisation has continuous access to central guidance giving a clear steer on expected conduct and processes. A network of experts has been set up to ensure timely implementation of any regulatory changes.

Learning

In 2019 we continued to develop our approach to learning on compliance and risk culture

(and e.g.
established the KYC Academy).

Supporting staff to deliver a sound and consistent risk culture is a focus for our learning. We emphasise a standard and streamlined approach that facilitates
consistent messaging and learning across the bank, as appropriate.

More focus is being given to
role of specific training in ensuring staff continue to extend knowledge, skills and behaviours for
their particular roles and responsibilities.
Model

risk

Introduction

Model risk is the risk that the financial

or reputational position of ING is negatively impacted as a
consequence of the use of models. Model risk can arise from errors in the development, implementation, use or interpretation of models, or from incomplete or wrong data etc., leading to inaccurate, noncompliant or misinterpreted model outputs.

A model is defined

as a quantitative method, system, or approach that applies statistical, economic, financial,

or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

A candidate model is considered a model when:
◾

the outcome is used for a decision: by the customer, community, business / colleagues, and / or other internal or external stakeholders such as regulators or shareholders, and
◾

the model is repeatedly used without a manual change of the design, and
◾

the outcome is an estimation, not the 100 percent measured truth; and
◾

it processes the data input with a quantitative method or approach that applies statistical, economic, financial,

or mathematical theories, techniques and / or assumptions.
Models governance
The growing complexity and number of models created and utilised every year for decision-making makes it important to manage and control the associated model risk accordingly. Within ING this overarching

responsibility for this risk type lies within Model Risk Management. The department, in addition to its traditional function of model validation, is also responsible for global model risk
oversight. It sets and maintains a model risk management framework containing: (1) the governance, (2) the model risk appetite, (3) model risk management policies and standards and (4)
the global model inventory tool. It is also responsible for monitoring and reporting the global model risk exposures of ING.

The Model Risk Management Committee (MoRMC) has been established to align the overall model strategy and the model risk appetite, and approve model policies, procedures and methodologies.
Mandated by the MBB and chaired by the CRO of ING, the MoRMC meets monthly.
Model lines of defence
ING’s model risk and control structure is based on the three model lines of defence (MLoD)
approach. This approach aims to provide

a sound governance framework for model risk
management by defining

and implementing three different management layers with distinct roles and oversight responsibilities.

Decommision
Initiation / Change
Data collection
Development
Pre-approval Validation
Approval
Implementation
Auditor
Inventory & Reporting
Periodic validation
Approval
Use
Data collection
Performance monitoring
1st MLOD
2nd MLOD
3rd MLOD

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In terms of composition and main activities:
◾

The 1st LoD is composed of the model owners (mainly the business), data management and model development, accountable for, among others, the development, implementation and use of the models as well as monitoring the effectiveness of the models;

◾

The 2nd LoD is composed of model validation and model risk management, which owns the model risk management framework and the

risk appetite; and

◾

The 3rd LoD

is the internal audit, reviewing the quality of execution in all lines of defence and providing independent

assurance.

An important difference with the financial

and non-financial

risk lines of defence is that models can
also be owned by risk (normally a 2nd LoD), e.g. for bank wide stress testing, or by the audit service
(normally a 3rd LoD), e.g.

to support their audits. In that case both domains (risk or audit service)
become 1st model line of defence.
Model Risk Appetite (MoRAS)
The model risk appetite is designed to control the level of model risk ING is willing to accept in pursuit of its strategic objectives. It is derived from the concepts of boundaries and instruments as described in the Risk Appetite Framework. Model RAS and related boundaries and instruments will
be set in 2020 and going forward will be reviewed

on an annual basis. RAS requires approval

from
the MBB/EB and ratification from SB.
Model risk management
Since models are by definition simplifications

of reality, model risk is inherent in the use of models
and therefore model risk must be identified and managed. Model risk management includes the
identification, assessment,

control (acceptance or mitigation) and monitoring (and reporting) of the risks caused by applying models.

Model management is executed through the model life cycle with two types of components, which are (i) the stages that each individual model goes through, from initiation to final decommissioning and (ii) the overarching

components to manage ING’s model risk of all models: continuous model inventory and reporting.
Model lifecycle

The next figure provides a schematic overview of the model lifecycle, where orange represents the
1st model LoD, blue the 2nd and grey the 3rd.

It is composed of a set of processes starting after a
model is identified.

The objectives of the different processes

are outlined below.

Initiation or change : The initiation of the development of a new model or change of an existing model can be triggered by different factors. These may be (i) internal, such as the introduction of a

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

new product that cannot be handled by the existing models, a change in ING’s organisation, financial or commercial strategy or findings

and issues by an auditor, validator or based on
monitoring; or (ii) external, such as innovation/new technology that becomes available (for example the Fintech models), new or upcoming supervisory regulations or ongoing technical developments.

Data collection

is the process of defining and collecting data that

meets the defined data quality
requirements for model development. The process

includes the definition

of the data needed,
assessment of data availability and quality, assumptions and limitations, as well as the gathering of the data needed for the analyses, impact study and testing during the model development process.

Model development is a structured process that leads to a model that is ready for validation and subsequent use.

Depending on the development approach these first stages can be separate or integrated. An example of the latter is data science based application development.

Pre-approval

validation

is the independent confirmation

that the model is valid for its intended
use, before the new or changed model is submitted for use approval.

To

ensure objectivity and
effective challenge, the model validator is independent from other model parties such as the model
developer, model owner or model approver.

Model validation applies equally to in-house developed
and third-party models.

The objective of the model approval

stage is approval for use.

The model owner submits the model
for formal consent by the internal approver before

being deployed and used. The
recommendations and validation report prepared

by the model validator are key inputs for
approval for use.

During the implementation

stage, the model is realised, tested and made available in a production environment.

In the model use

stage the model is applied by the users for the specific

purpose it was designed
for.

The model can only be used after formal validation and approval for use of the model.

The objective of model performance monitoring

is to regularly check if the model is performing as
intended, also after possible changes in the commercial, organisational or legal environment.
Model performance monitoring begins when model use has started and continues until the model has officially

been decommissioned.

Periodic validation : During the life time of a model the ongoing validity of the models must be safeguarded. This is done by periodical independent (re)validation that assesses whether the model is still valid for its intended use. There are

two types of validation: (1) periodic, such as annual,
which is mandatory for regulatory models, or (2) ad hoc, for example triggered by changes in the model, the business or financial

instruments etc. The actual frequency of periodic validation depends on the model risk, model type and applicable regulation.

A model that is / will no longer be used must be decommissioned. Decommissioning disables the
model. It can, for example, be triggered because (1) the product, organisation or risk the model is made for has changed considerably or no longer exists, (2) the model is outdated, underperforming or better alternatives are available, (3i) the model became obsolete due to standardisation or (4)
the external approver withdraws its approval

for the model.

Continuous model inventory and reporting : Keeping an inventory of all models and their status during their lifecycle is a continuous process. It supports management and control of the models in scope, both per individual model and the overarching management of all ING’s models. Periodic model risk reporting provides the relevant

internal and external stakeholders with an overview of
the models in use and the associated model risk given the defined model risk appetite..

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Business

Risk

Introduction
Business Risk for ING has been defined

as the exposure to value loss due to fluctuations in
volumes/margins as well as expenses. It is the risk inherent to strategy decisions and internal
efficiency.

Business risk capital is calculated via the variance-covariance methodology for expense risk, covering the risk that expenses will deviate from the expected expenses over the horizon of the relevant activities. This risk primarily relates to inability of adjusting expenses when that is needed.
Expense risk only concerns non-financial expenses (e.g. staff and

IT expenses); financial

expenses
are not in scope.

Governance and risk management
ING applies an explicit Risk Appetite Statement regarding business risk, focusing on earnings stability and diversification of the business

mix. Avoiding putting all eggs in one basket reduces the
risk that volumes and/or margins will suddenly drop

due to unexpected changes in the business
environment for certain markets and products. Furthermore, the underlying risk types (expense risk and volume-margin risk) are mitigated and managed differently. Expense risk is monitored and managed via the financial

performance of the bank and the local units, whereby the reported expense numbers are compared on a quarterly basis with the projected cost/income ratio.
Deviations from this ambition are monitored as part of the financial projections that are discussed continuously within different parts of the organisation.
SELECTED

STATISTICAL

INFORMATION

ON BANKING

OPERATIONS

Reference is made to Note 1 ‘ Accounting Policies’

of the Consolidated financial statements for
information on Changes in accounting principles, estimates and presentation of the consolidated financial statements

and related notes.

The information in this section sets forth selected statistical information regarding the Group’s
operations.
Information for 2019, 2018 and 2017 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from

monthly data and the distinction between
domestic and foreign is based on the location of the office

where the assets and liabilities are
booked, as opposed to the domicile of the customer. However,

the Company believes that the
presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

Year ended 31 December 2019 2018 2017
Return on equity 7.8% 9.9% 11.4%
Return on assets 0.4% 0.5% 0.6%
Equity to assets 5.7% 5.5% 5.7%
Net interest margin

1.5% 1.5% 1.5%

AVERAGE

BALANCES AND INTEREST RATES
The following tables show the Group’s operations, average interest

-earning assets and average
interest-bearing liabilities, together with average rates, for the periods indicated. The interest
income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-
bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest income figures in the consolidated financial statements. A reconciliation of the interest income, interest

expense and net interest income figures to the
corresponding line items in the consolidated financial statements is provided hereunder.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ASSETS
Interest-earning assets
2019 2018 2017
Average
balance
Interest
income
Averag
e yield
%
Average
balance
Interest
income
Average
yield %
Average
balance
Interest
income
Average
yield %
(EUR millions) (EUR millions) (EUR millions)
Time deposits with banks 1
domestic 8,213 95 1.2 3,395 41 1.2 16,234 89 0.6
foreign 34,583 912 2.6 40,970 1,016 2.5 39,807 536 1.4
Loans and advances 1
domestic 190,143 5,679 3.0 187,440 5,893 3.1 204,229 6,109 3.0
foreign 461,833 13,973 3.0 445,512 13,539 3.0 417,708 12,280 2.9
Interest-earning securities 2
domestic 29,892 347 1.2 29,454 336 1.1 28,856 400 1.4
foreign 50,156 917 1.8 50,699 1,055 2.1 61,035 1,341 2.2
Other interest-earning assets
domestic 30,659 56 0.2 36,898 34 0.1 22,526 24 0.1
foreign 24,978 66 0.3 30,224 80 0.3 30,215 75 0.2
Total 830,456 22,047 2.7 824,594 21,994 2.7 820,610 20,854 2.5
Non-interest earning assets 54,459 59,345 34,286
Derivatives assets 25,322 27,432 33,572
Total

assets
910,238 911,370 888,468
Percentage of assets
applicable to foreign
operations 70.0% 70.2% 67.5%
Interest income on
derivatives

5,499 5,556 22,498
Other 617 579 644
Total

interest income
28,163 28,129 43,996

(1) Securities purchased with agreements to resell are reflected in the categories Time deposits with banks, and Loans and advances.
(2) Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES
Interest-bearing liabilities
2019 2018 2017
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
(EUR millions) % (EUR millions) % (EUR millions) %
Time deposits from banks
domestic 17,673 28 0.2 17,805 22 0.1 17,219 25 0.1
foreign 14,270 200 1.4 15,262 210 1.4 15,169 234 1.5
Demand deposits
domestic 66,667 498 0.7 60,679 289 0.5 59,207 164 0.3
foreign 108,193 32 0.0 95,977 29 0.0 83,878 21 0.0
Time deposits (1)
domestic 14,019 336 2.4 21,746 391 1.8 26,315 239 0.9
foreign 14,114 300 2.1 14,607 259 1.8 15,766 255 1.6
Savings deposits
domestic 93,911 114 0.1 92,203 121 0.1 92,818 246 0.3
foreign 266,470 1,301 0.5 261,398 1,257 0.5 263,340 1,502 0.6
Short term debt
domestic 22,559 180 0.8 18,253 96 0.5 6,958 47 0.7
foreign 17,928 405 2.3 31,521 553 1.8 23,479 260 1.1
Long term debt
domestic 72,012 1,700 2.4 55,080 1,525 2.8 60,915 1,520 2.5
foreign 14,110 317 2.2 12,765 345 2.7 14,424 435 3.0
Subordinated liabilities
domestic 15,304 664 4.3 16,444 721 4.4 16,635 395 2.4
foreign 77 3 4.3 81 3 4.1 150 6 4.1
Other interest
‑
bearing
liabilities
domestic 1,508 146 9.7 4,227 100 2.4 16,375 106 0.7
foreign 10,162 140 1.4 16,310 192 1.2 64,595 756 1.2
Total 748,979 6,363 0.8 734,359 6,113 0.8 777,243 6,211 0.8
Non-interest bearing
liabilities 86,107 102,449 35,447
Derivatives liabilities 24,376 25,927 33,297
Total

Liabilities
859,461 862,735 845,987
Group Capital 50,777 48,635 42,481
Total

liabilities and capital
910,238 911,370 888,468

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

LIABILITIES
Interest-bearing liabilities
2019 2018 2017
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
Average
balance
Interest
expense
Average
yield
(EUR millions) % (EUR millions) % (EUR millions) %
Percentage of liabilities
applicable to foreign
operations 63.5% 65.2% 62.3%
Other interest expense:
Interest expenses on
derivatives 5,925 6,212 23,064
other 2,064 1,844 1,074
Total

interest expense
14,353 14,169 30,349
Total

net interest result
13,811 13,960 13,647

(1) These captions do not include deposits from banks.
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

2019 over 2018 2018 over 2017
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-earning assets
Time deposits to banks
domestic 58 –4 54 –71 22 –48
foreign –158 55 –103 16 462 478
Loans and advances
domestic 97 –311 –214 –504 289 –216
foreign 520 –85 435 818 442 1,259
Interest-earning securities
Domestic 5 7 12 8 –73 –65
foreign –11 –127 –138 –227 –59 –286
Other interest-earning assets
domestic –6 28 22 15 –5 11
foreign –14 –1 –15 – 5 5
Interest income
domestic 154 –280 –126 –552 233 –319
foreign 336 –157 179 606 850 1,457
Total 490 –437 53 55 1,083 1,138
Other interest income 1 –19 –17,007
Total

interest income
34 –15,869

(1)

Since 2018,

ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The following table shows the interest spread and net interest margin for the past two years.
2019 2018
Average
rate
Average
rate

% %
Interest spread
Domestic
1.2

1.3

Foreign
2.2

2.1

Total
1.8

1.8

Net interest margin
Domestic
1.0

1.2

Foreign
2.3

2.2

Total
1.9

1.9

2019 over 2018 2018 over 2017
Increase (decrease)
due to changes in
Increase (decrease)
due to changes in
Average
volume
Average
rate
Net
change
Average
volume
Average
rate
Net
change
(EUR millions) (EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic –0 7 7 1 –5 –4
foreign –14 4 –9 1 –26 –24
Demand deposits

domestic 29 180 209 4 122 126
foreign 4 –1 3 3 5 8
Time deposits
domestic –139 84 –55 –42 193 151
foreign –9 49 40 –19 23 4
Savings deposits
domestic 2 –10 –8 –1 –124 –125
foreign 25 18 44 –11 –234 –245
Short term debt
domestic 23 62 85 76 –27 49
foreign –238 91 –148 89 203 292
Long term debt
domestic 469 –294 175 –146 150 5
foreign 36 –64 –28 –50 –40 –90
Subordinated liabilities
domestic –50 –8 –58 –5 331 326
foreign –0 0 0 –3 –0 –3
Other interest-bearing liabilities
domestic –64 110 46 –79 72 –6
foreign –72 20 –52 –565 1 –564
Interest expense
domestic 269 131 400 –191 712 521
foreign –268 118 –150 –554 –67 –622
Total 1 249 250 –745 645 –100
Other interest expense

1
–67 –16,082
Total

interest expense
183 –16,182
Net interest
domestic –115 –411 –526 –361 –479 –840
foreign 604 –275 329 1,160 918 2,078
Net interest 488 –686 –197 800 439 1,239
Other net interest result

48 –925
Net interest result –149 314

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

243

(1)

Since 2018, ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’.
INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the
Group’s banking operations (excluding debt securities held in the trading portfolio).

Year ended 31 December
2019 2018 2017
Debt securities at fair value through other comprehensive

income
30,483 25,616 n/a
Debt securities at amortised cost 46,108 47,276 n/a
Debt securities at fair value through profit or loss 3,067 3,218 1,739
Debt securities available for sale n/a n/a 65,747
Debt securities held to maturity n/a n/a 9,343
Shares and convertible debentures 2,464 3,438 2 3,983
Land and buildings 1 803 834 839
Total 82,926 80,382 81,651

(1)

Including commuted ground rents
(2)

The prior period has been updated to improve consistency and comparability.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Year ended 31 December
2019 2018 2017
(EUR millions)
Debt securities at fair value through other comprehensive income
Dutch government 1,831 1,444
n/a
German government 2,836 2,278
n/a
Belgian government 1,997 2,059
n/a
Other governments 13,729 11,847
n/a
Central banks 43
n/a
Banks and financial institutions 5,164 5,321
n/a
Other corporate debt securities 486 484
n/a
U.S. Treasury

and other U.S. Government agencies
3,190 1,061
n/a
Other debt securities 1,206 1,123
n/a
Total

debt securities at fair value through other comprehensive

income
30,483 25,616
n/a
Debt securities at amortised cost
Dutch government 6,155 6,484
n/a
German government 4,863 4,959
n/a
Belgian government 1,975 2,285
n/a
Other governments 13,004 12,771
n/a
Central banks 712 1,455
n/a
Banks and financial institutions 11,478 11,906
n/a
Other corporate debt securities 305 974
n/a
U.S. Treasury

and other U.S. Government agencies
6,419 4,959
n/a
Other debt securities 1,199 1,483
n/a
Total

debt securities at amortised cost
46,108 47,276
n/a

Year ended 31 December
2019 2018 2017
(EUR millions)
Debt securities available for sale
Dutch government
n/a n/a
7,053
German government
n/a n/a
10,682
Belgian government
n/a n/a
4,892
Other governments
n/a n/a
19,804
Central banks
n/a n/a
1,216
Banks and financial institutions
n/a n/a
15,356
Other corporate debt securities
n/a n/a
1,493
U.S. Treasury

and other U.S. Government agencies
n/a n/a
3,034
Other debt securities
n/a n/a
2,217
Total

debt securities available for sale
n/a n/a
65,747
Debt securities held to maturity
Dutch government
n/a n/a
1,087
German government
n/a n/a
238
Belgian government
n/a n/a
628
Other governments
n/a n/a
2,240
Central banks
n/a n/a
310
Banks and financial institutions
n/a n/a
908
Other corporate debt securities
n/a n/a
209
U.S. Treasury

and other U.S. Government agencies
n/a n/a
3,507
Other debt securities
n/a n/a
216
Total

debt securities held to maturity
n/a n/a
9,343

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Portfolio maturity

Year ended 31 December 2019
1 year or
less
Between
1 and 5
years
Between 5
and 10
years
Over 10
years Total
Fair value through other comprehensive
income
Dutch government 16 1,400 416 –0 1,831
German government 63 1,973 801 2,836
Belgian government 202 1,165 630 1,997
Other governments 685 6,620 6,410 15 13,729
Central banks 43 43
Banks and financial institutions 334 2,867 1,963 –0 5,164
Other corporate debt securities 176 182 128 486
U.S. Treasury

and other U.S. Government
agencies 18 229 2,133 810 3,190
Other debt securities 1 91 659 455 1,206
Fair value through other comprehensive
income 1,537 14,528 13,139 1,280 30,483
Yield (1) 2.8 2.8 1.6 2.2

(1)

Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on tax-equivalent basis.

Year ended 31 December 2019
1 year or
less
Between
1 and 5
years
Between
5 and 10
years
Over 10
years Total
Securities at amortised cost
Dutch government 1,426 4,729 6,155
German government 692 4,131 40 4,863
Belgian government 110 139 1,726 1,975
Other governments 2,319 4,753 5,498 433 13,004
Central banks 712 – – 712
Banks and financial institutions 2,524 6,634 2,320 11,478
Other corporate debt securities 35 236 33 305
U.S. Treasury

and other U.S. Government
agencies 32 3,391 1,551 1,445 6,419
Other debt securities 2 543 459 195 1,199
Total

Securities at amortised cost
7,851 24,556 11,628 2,074 46,108
Yield (1) 3.1 1.9 1.3 3.5

(1)

Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On 31 December 2019, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

2019
Book value
Market
value
(EUR millions)
German government 11,527 11,796
Dutch government 9,403 9,538
US Treasury

and other US governments
10,651 10,745
Polish government 7,450 7,442

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

The following table sets forth the gross loans and advances to banks and customers as of 31
December 2019, 2018, 2017, 2016 and 2015 under IFRS-IASB.

IFRS-IASB Year ended December 31
2019 2018 2017 2016 2015
By domestic offices:
Loans guaranteed

by public authorities
25,340 24,547 26,975 27,746 30,912
Loans secured

by mortgages
117,199 117,848 119,514 123,378 124,771
Loans to or guaranteed

by credit institutions
13,847 8,163 8,157 10,582 16,343
Other private lending 3,482 3,304 3,162 3,236 5,636
Other corporate lending 39,645 37,213 38,208 39,669 197,069
Total

domestic offices
199,514 191,074 196,016 204,611 374,731
By foreign offices:
Loans guaranteed

by public authorities
16,849 17,257 19,397 18,634 18,214
Loans secured

by mortgages
231,327 219,530 204,451 195,328 179,938
Loans to or guaranteed

by credit institutions
25,069 25,364 22,641 19,427 17,688
Other private lending 24,768 21,563 20,074 18,723 17,041
Asset backed securities excluding MBS

– – 2,209 3,380 4,937
Other corporate lending 150,233 149,787 140,455 134,092 119,161
Total

foreign offices
448,246 433,500 409,227 389,585 356,979
Total

gross loans and advances to banks and
customers 647,759 624,575 605,243 594,196 731,710

Maturities and sensitivity of loans to

changes in interest rates
The following table analyses loans and advances to banks and customers by time remaining until maturity as of 31 December 2019.

1 year
or less
1 year
to 5 years
After
5 years Total
(EUR millions)
By domestic offices:
Loans guaranteed

by public authorities
2,311 1,897 21,132 25,340
Loans secured

by mortgages
5,811 16,091 95,298 117,199
Loans guaranteed

by credit institutions
12,705 1,060 82 13,847
Other private lending 1,591 905 987 3,482
Other corporate lending 22,253 13,215 4,177 39,645
Total

domestic offices
44,670 33,167 121,676 199,514
By foreign offices:
Loans guaranteed

by public authorities
3,507 6,440 6,902 16,849
Loans secured

by mortgages
23,577 57,244 150,506 231,327
Loans guaranteed

by credit institutions
18,725 3,658 2,686 25,069
Other private lending 6,439 12,826 5,504 24,768
Other corporate lending 55,966 72,772 21,495 150,233
Total

foreign offices
108,213 152,940 187,093 448,246
Total

gross loans and advances to banks and customers
152,883 186,107 308,769 647,759

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of 31 December 2019.

1 Year or
less Over 1 Year Total
Non-interest earning 3,584 1,032 4,617
Fixed interest rates 61,570 87,181 148,751
Floating or adjustable interest rates (1) 87,729 406,662 494,391
Total 152,883 494,876 647,759

(1)

Loans that have an interest rate that remains

fixed for more than one year and which can then be changed are classified as “adjustable interest rates”

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Loan concentration
The following industry concentrations were

in excess of 10% of total loans as of 31 December,
2019:

Total

outstanding
Private Individuals 38.9%

Risk elements
Loans Past Due 90 days

and Still Accruing Interest
Loans past due 90 days and still accruing interest are

loans that are contractually past due 90 days
or more as to principal or interest on which we continue to recognize interest income on an accrual
basis in accordance with IFRS-IASB. Once an impairment loss is recognized for a loan, interest income is recognized using the rate of interest

used to discount the future cash flows for the
purpose of measuring the impairment loss.

The following table sets forth the gross balance of the loans past due 90 days and still accruing interest for the years ended 31 December 2019, 2018, 2017, 2016 and 2015 under IFRS-IASB.

IFRS-IASB Year ended 31 December
(EUR millions)
2019 2018 2017 2016 2015
Domestic 2,272 2,948 4,343 5,292 7,523
Foreign 3,126 2,427 3,861 3,338 4,055
Total

loans past due 90 days and still accruing
interest 5,398 5,375 8,204 8,630 11,578

As of 31 December 2019, EUR5,398 million of the loans past due 90 days and still accruing interest have a loan loss provision. ING’s loan portfolio is under constant review.

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
protection.

The total loans classified as

non performing, including those loans classified

as past due 90 days
and still accruing interest, amounts to EUR 11,477 million as of 31 December 2019.

For information on credit restructuring reference

is made to “Additional

information – ING Group
Risk Management”.
Troubled

Debt Restructurings
Troubled

debt restructurings are loans that we have restructured due to deterioration in the
borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated

financial

position, we have granted a concession to the borrower

that we
would not have otherwise granted.

The following table sets forth the gross outstanding balances of the troubled debt restructurings as of December 31 2019, 2018, 2017, 2016 and 2015 under IFRS-IASB.

IFRS-IASB Year ended 31 December
2019 2018 2017 2016 2015
(EUR millions)
Troubled

debt restructurings:
Domestic 869 672 675 325 86
Foreign 946 779 330 277 376
Total

troubled debt restructurings
1,815 1,451 1,005 602 462

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Standards on Supervisory reporting on forbearance and non-
performing exposures under article 99(4) of Regulation (EU) No 575/2013 (the “EU Standard”), while
ING’s determination of Troubled

Debt Restructurings (TDR) is based on FASB codification (ASC) 310-
40 “Troubled

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

As a result of the application of these two standards,

ING reports a significantly larger amount of
loans in the forborne category than in the TDR category. The following table (in EUR millions) sets forth total forborne loans and loans that are TDR as of December 31, 2019, 2018 and 2017, as well as a reconciliation indicating the categories of forborne loans under the EU Standard which do not meet the criteria of the TDR Standard.

2019 2018 2017
Total

Forborne Loans (EU Standard)
9,492 10,094 11,819
Wholesale Banking:
Concessions not reducing cash flows (e.g., covenant

waiver)
–1,018 –1,429 –2,359
Concessions that do not result

in significant delay in payment (1)
–2,536 –2,244 –2,817
Retail Banking:
Concessions that do not result

in significant delay of payment
–4,029 –4,696 –5,317
Other –94 –274 –321
Total

Loans that are Troubled

Debt Restructurings (TDR Standard)
1,815 1,451 1,005
(1) This category includes concessions where the NPV loss is less than 1%.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Interest Income on Troubled

Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the
year ended 31 December 2019 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was
actually included in interest income during the year ended 31 December 2019.

Year ended 31 December 2019
(EUR millions)
Domestic
Offices
Foreign
Offices Total
Interest income that would have

been recognized under the
original contractual terms 17 40 58
Interest income recognized

in the profit and loss account
10 17 27
Potential Problem

Loans
Potential problem loans are loans that are

not classified

as loans past due 90 days and still
accruing interest or troubled debt restructurings and amounted to EUR 4,845 million as of 31
December 2019. Of this total, EUR 1,865 million relates to domestic loans and EUR 2,980 million relates to foreign loans. These loans are

considered potential problem loans as there is known
information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying
the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings.
Cross-border

outstandings
Cross-border outstandings are

defined

as loans (including accrued interest), acceptances, interest-
earning deposits with other banks, other interest-earning investments and any other monetary assets that are denominated in euro or other non-local currency. To the extent that material local
currency outstandings are not hedged or are not funded by local currency borrowings, such
amounts are included in cross-border outstandings.

Commitments such as irrevocable

letters of credit are not considered as cross

border outstanding.
Total

outstandings are in line with Dutch Central Bank requirements.

On 31 December 2019, there
were no outstandings exceeding 1% of total assets in any country where current conditions give
rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of 31 December 2019, 2018 and 2017 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where

such outstandings exceed 1% of total assets, by the
following categories.

Year ended 31 December 2019
Government

& official

institutions
Banks &
other
financial
institutions
Commercial
& industrial Other Total
Cross-
border
Commitmen
ts
(EUR millions)
United States of America 9,890 5,994 70,325 1,707 87,917 25,965
United Kingdom 1,811 18,552 14,665 3,496 38,525 7,314
France 1,318 15,824 17,720 991 35,854 8,670
Ireland 55 1,628 19,168 211 21,061 1,720
Luxembourg 949 7,165 6,595 1,286 15,996 3,303
Germany 2,400 5,216 3,985 3,869 15,470 11,974
Switzerland 1,192 717 11,501 1,989 15,399 2,060
Singapore 0 1,322 12,343 1,119 14,783 795
Cayman Islands 10,657 645 143 11,445 479
China 54 4,924 1,180 4,563 10,721 331

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Year ended 31 December 2018
Government

& official

institutions
Banks &
other
financial
institutions
Commercial
& industrial Other Total
Cross-
border
Commitmen
ts
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
Cross-
border
Commitmen
ts
(EUR millions)
United States 6,665 7,165 65,444 2,727 82,001 16,621
France 2,564 24,353 15,333 1,230 43,479 7,840
United Kingdom 1,263 13,493 14,373 2,574 31,702 6,442
Switzerland 4 7,594 10,800 2,700 21,098 2,521
Ireland 574 19,686 161 20,421 927
Germany 4,404 5,873 3,897 3,267 17,441 12,585
Belgium 439 2,612 12,496 812 16,359 14,484
China 85 7,849 2,248 5,490 15,671 320
Singapore 1,601 9,175 550 11,326 618
Luxembourg 508 2,151 6,910 1,598 11,167 3,445
Turkey 1,274 3,710 5,312 234 10,530 1,139
Hong Kong 4,512 4,134 575 9,221 300

The following table Discloses cross-border outstandin’s as of the end of 31 December 2019, 2018 and 2017 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where

such outstandings are between 0.75 percent and 1.0
percent of total assets.

Year ended
2019
(EUR millions)
Belgium 8,277
Hong Kong 8,232
Canada 8,169
Japan 7,674
Turkey 6,630
Year ended
2018
(EUR millions)
Cayman Islands 8,516
Turkey 7,831
Spain 7,523
Hong Kong 7,083
Japan 6,792
Year ended
2017
(EUR millions)
Japan 8,332
Canada 6,116
Cayman Islands 6,062

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Summary of Loan Loss

Experience

For further explanation on loan loss provision reference

is made to Note 1 ‘Accounting Policies’ and
Additional info – Risk Management.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2019, 2018, 2017, 2016 and 2015 under IFRS-IASB.

IFRS-IASB Calendar period
2019 2018 (1) 2017 2016 2015
(EUR millions)
Balance on 1 January 4,568 4,521 5,308 5,786 5,995
Effect of changes in accounting policy 795
Write-offs:
Domestic:
Loans guaranteed

by public authorities
–69 –207
Loans secured

by mortgages
–127 –127 –231 –323 –436
Loans to or guaranteed

by credit institutions
–5

Other private lending –72 –177 –48 –93 –121
Other corporate lending –264 –105 –409 –234 –447
Foreign:
Loans secured

by mortgages
–48 –70 –66 –129 –154
Loans to or guaranteed

by credit institutions
–1

Other private lending –144 –141 –188 –233 –303
Other corporate lending –375 –354 –331 –275 –257
Total

write-offs
–1,030 –1,044 –1,278 –1,494 –1,718
Recoveries:
Domestic:
Loans guaranteed

by public authorities
Loans secured

by mortgages
13 15 24 14 23
Other private lending 10 11 15 15 16
Other corporate lending 7 14 19 6 –5
Foreign:
Loans secured

by mortgages
2 2 3 3 4
Other private lending 11 4 7 8 37
Other corporate lending 12 7 –8 48 16
Total

recoveries
55 53 60 94 91
Net write-offs –975 –992 –1,218 –1,400 –1,627
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)
1,052 244 538 922 1,418
Balance on 31 December 4,645 4,568 4,628 5,308 5,786
Ratio of net charge
‑
offs to average loans and advances to banks
and customers 0.14% 0.15% 0.20% 0.23% 0.28%
(1) As from 1 January 2018 changes in loan loss provision presents IFRS 9 expected credit losses (excluding IAS 37 provisions for non-credit replacement positions). The IAS 39 comparative 2017 amount includes IAS 37 provision for all off balance positions

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Additions to the provision for loan losses presented in the table above were influenced by
developments in general economic conditions as well as certain individual exposures. The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and to customers, to financial

assets at at fair value through other
comprehensive income and amortised cost and contingent liabilities for 2019, 2018, 2017, 2016 and 2015 under IFRS-IASB.

IFRS-IASB
Year ended December 31
2019 2018(2) 2017 2016 2015
EUR %(1) EUR %(1) EUR %(1) EUR %(1) EUR %(1)
(EUR millions)
Domestic:
Loans guaranteed

by

public
authorities 4 4 4 5 5
Loans secured

by mortgages
472 18 421 19 347 20 550 21 819 22
Loans to or guaranteed

by credit
institutions 6 2 5 1 2 1 2 2 2
Other private lending 72 1 119 1 118 1 122 1 177 1
Other corporate lending 657 6 959 6 1,268 6 1,738 6 1,904 7
Total

domestic
1,207 31 1,504 31 1,735 32 2,412 34 2,900 37
Foreign:
Loans guaranteed

by public
authorities 3 3 7 3 3 3 7 3 2 3
Loans secured

by mortgages
599 36 700 35 526 34 638 32 717 30
Loans to or guaranteed

by credit
institutions 4 4 8 4 7 4 12 3 15 3
Other private lending 820 4 763 3 746 3 620 3 712 3
Mortgage backed securities 9 2 1 2 1
Other corporate lending 1,992 23 1,563 24 1,602 23 1,617 23 1,438 22
Total

foreign
3,418 69 3,041 69 2,893 67 2,896 66 2,886 63
Total 4,625 100 4,545 100 4,628 100 5,308 100 5,786 100
LLP financial assets at FVOCI 10 11
LLP Securities at AC 10 11
Total

provisions
4,645 4,568

(1) The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
(
2) As from 1 January 2018 changes in loan loss provision presents IFRS 9 expected credit losses (excluding IAS 37 provisions for non-credit replacement positions). The IAS 39 comparative 2017 amount includes IAS 37 provision for all off balance positions.

DEPOSITS

For information on deposits reference

is made to Note 13 ‘Deposits from banks’ and Note 14 ‘
Customer deposits’ of the consolidated financial

statements.

For the years ended 31 December 2019, 2018 and 2017 the aggregate amount of deposits by foreign depositors in domestic offices

was EUR 27,649 million EUR 27,586 million and EUR 43,572
million, respectively.

Outstanding of time certificates

of deposit and other time deposits > EUR 20.000
On 31 December 2019, the amount of domestic time certificates of deposit and other time
deposits,

exceeding EUR 20,000, issued by domestic offices

by time remaining until maturity was:

Time certificates of
deposit Other time deposits
(EUR
millions)
%
(EUR
millions)
%
3 months or less 3,912 39.5 7,487 29.5
6 months or less but over 3 months 1,298 13.1 11,093 43.6
12 months or less but over 6 months 4,702 47.4 913 3.6
Over 12 months 5,921 23.3
Total 9,912 25,414

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The following table shows the amount outstanding for time certificates of deposit and other time
deposits exceeding EUR 20,000 issued by foreign offices on

December 31 2019.

(EUR
millions)
Time certificates of deposit 4,000
Other time deposits 23,279
Total 27,278

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are

the only significant

categories of short-
term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.
IFRS-IASB Year ended 31 December
2019 2018 2017
(EUR millions, except % data)
Commercial paper:
Balance at the end of the year 27,581 33,471 20,506
Monthly average balance outstanding during the year 28,751 34,647 17,600
Maximum balance outstanding at any period end during the year 36,692 39,556 20,748
Weighted average

interest rate during the year
1.36% 1.37% 1.19%
Weighted average

interest rate on balance at the end of the year
1.42% 1.42% 1.02%
Securities sold under repurchase agreements:
Balance at the end of the year 43,255 52,481 41,672
Monthly average balance outstanding during the year 57,501 76,953 65,465
Maximum balance outstanding at any period end during the year 64,334 92,796 89,225
Weighted average

interest rate during the year
2.42% 1.63% 0.98%
Weighted average

interest rate on balance at the end of the year
3.22% 2.38% 1.54%

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Contents

Consolidated statement of financial position

F – 4

Consolidated statement of profit or loss

F – 5

Consolidated statement of comprehensive income

F – 7

Consolidated statement of changes in equity

F – 8

Consolidated statement of cash flows

F – 11

Notes to the consolidated financial

statements

F – 13

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Report of independent registered

public accounting firm
To

the Shareholders and the Supervisory Board
ING Groep N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ING Groep N.V.
and subsidiaries (‘the Company’) as of December 31, 2019 and 2018,

the related consolidated
statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2019,

and the related notes and specific
disclosures described in Note 1 of the consolidated financial statements as being part of the
consolidated financial statements (collectively: ‘the consolidated financial statements’). In our
opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and

the results of its operations and its
cash flows for each of the years in the three year period ended

December 31, 2019, in conformity
with International Financial Reporting Standards as issued by the International Accounting
Standards Board.
We also have audited, in accordance with the standards of the Public Company

Accounting
Oversight Board (United States) (‘PCAOB’), the Company’s internal control over financial reporting
as of December 31, 2019, based on criteria established in

Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations

of the Treadway Commission, and our
report dated March 2, 2020 expressed an unqualified opinion on the effectiveness of the Company’s
internal control over financial reporting.
Changes in Accounting Principle
As discussed in Note 1 to the consolidated financial statements,

the Company has changed its
method of accounting in 2019 due to the adoption of International

Financial Reporting Standard 16,
‘Leases’. The Company early adopted the amendments to IAS

39 ‘Financial Instruments:
Recognition and Measurement’ and IFRS 7 ‘Financial Instruments:

Disclosures’ in relation to the
Interest Rate Benchmark Reform as issued by the IASB in

September 2019. The Company changed
its method of accounting for financial instruments in 2018 due to the adoption of International
Financial Reporting Standard 9, ‘Financial Instruments’.
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

We believe that our audits provide
a reasonable basis for our opinion.
Critical Audit Matter
The Critical Audit Matter communicated below is a matter arising from the current period audit of the
consolidated financial statements that was communicated or required to be communicated to the
Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

financial statements and (2) involved our especially challenging,

subjective, or complex judgement.
The communication of a Critical Audit Matter does not alter in any way our opinion on the
consolidated financial statements, taken as a whole, and we

are not, by communicating the Critical
Audit Matter below, providing a separate opinion on the Critical Audit Matter or on the accounts or disclosures to which it relates.
Assessment of Expected Credit Losses on loans and advances

to customers and banks.
As discussed in the Credit Risk section on pages 172-207, and in Note

7 and Note 3 to the
consolidated financial statements, the loans and advances to customers and loans and advances to
banks amounts are EUR 608 billion and EUR 35 billion, respectively, as at December 31, 2019.
These loans and advances are measured at amortised cost, less a provision for Expected Credit
Losses (‘ECL’) of EUR 4.6 billion. Considerable judgement is exercised in determining the amount of
ECL for loans and advances to customers and banks assessed

on both a collective and an
individual basis.
We identified the assessment of ECL on loans and advances to customers and banks as a Critical
Audit Matter because there was a high degree of estimation uncertainty as a result of complexity of
the models, inputs, assumptions and judgements in measuring

the ECL. Specifically, assessment of
the probability of default (‘PD’), the loss given default (‘LGD’), and the exposure at default (‘EAD’),
including expected future recovery cash flows, the use of the macro-economic assumptions in the
ECL, and the criteria for identifying significant increase in credit risk

(‘SICR’) required significant and
complex auditor judgement and knowledge and experience in the industry.
The primary procedures we performed to address this Critical Audit Matter, included the following:
-

We tested certain internal controls over the Company’s ECL process for loans and advances to
customers and banks, including controls related to governance and monitoring of the ECL, review
of the relevant loan inputs used in the collective provisioning models, determination of risk ratings,
and the estimated future recovery cash flows of individual loan provisions.

Furthermore, we tested
certain internal controls with respect to the assessment of the PD,

LGD, and EAD assumptions in
credit risk models used to calculate the collective ECL, including the development of macro-
economic scenarios, SICR criteria, and review of model outputs.
-

We involved professionals with specialised skills and knowledge who assisted in:
●

evaluating the inputs, assumptions and judgements to determine the PD, LGD, and EAD
parameters in models used by the Company to calculate

the collective provisions;
●

assessing the criteria and thresholds used to identify loans that experienced a significant
increase in credit risk.
-

With the assistance of Corporate Finance professionals and Real Estate

Valuation professionals
with specialised skills and knowledge, we assessed the methodologies,

cash flows and collateral
values used in expected future recovery cash flow assessments of provisions for impaired loans,
including the Company’s judgements made.
-

We involved economic professionals with specialised skills and knowledge to assist in the
assessment of the Company’s methodology in determining the macro-economic scenarios used
in the ECL calculation.
/s/ KPMG Accountants N.V.
We have served as the Company’s auditor since 2016.
Amstelveen, the Netherlands
March 2, 2020

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of financial

position
As at 31 December
in EUR million
2019 1 2018 2019 1 2018
Assets Liabilities
Cash and balances with central banks

2
53,202 49,987
Deposits from banks

13
34,826 37,330
Loans and advances to banks

3
35,136 30,422
Customer deposits

14
574,355 555,729
Financial assets at fair value through profit or loss

4
Financial liabilities at fair value through profit or loss

15
– Trading

assets
49,254 50,152
– Trading

liabilities
28,042 31,215
– Non-trading derivatives
2,257 2,664
– Non-trading derivatives
2,215 2,299
– Designated as at fair value through profit or loss
3,076 2,887
– Designated as at fair value through profit or loss
47,684 59,179
– Mandatorily at fair value through profit or loss
41,600 64,783
Current tax liabilities
554 822
Financial assets at fair value through other comprehensive

income

5
34,468 31,223
Deferred tax liabilities

37
322 180
Securities at amortised cost

6
46,108 47,276
Provisions

16
688 1,011
Loans and advances to customers

7
608,029 589,653
Other liabilities

17
12,829 13,510
Investments in associates and joint ventures

8
1,790 1,203
Debt securities in issue

18
118,528 119,751
Property and equipment

9
3,172 1,659
Subordinated loans

19
16,588 13,724
Intangible assets

10
1,916 1,839
Total

liabilities
836,631 834,751
Current tax assets
251 202
Deferred tax assets

37
1,242 958
Equity

20
Other assets

11
7,018 8,433
Share capital and share premium
17,117 17,088
Assets held for Sale

12
1,262
Other reserves
4,013 3,621
Retained earnings
29,866 28,339
Shareholders’ equity (parent)
50,996 49,049
Non-controlling interests
893 803
Total

equity
51,889 49,851
Total

assets
888,520 884,603
Total

liabilities and equity
888,520 884,603
1

The amounts for the period ended December 2019

have been prepared in accordance with IFRS 16. The right-of-use-assets are presented under line-item 'Property and Equipment' and the lease liability is included in line-item 'Other liabilities'. Prior period amounts have not been restated.

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of profit or loss

for the years ended 31 December

in EUR million 2019 1 2018 1 2017 1 2019 1 2018 1 2017 1
Continuing operations
Interest income using effective interest rate

method
25,056 25,249
n/a
Addition to loan loss provisions 7 1,120 656 676
Other interest income 3,107 2,880
n/a
Staff expenses 27 5,755 5,420 5,202
Total

interest income
28,163
28,129 43,996
Other operating expenses 28 4,598 5,262 4,627
Total

expenses
11,472 11,338 10,505
Interest expense using effective interest rate

method
–11,268 –11,171
n/a
Other interest expense –3,084 –2,997
n/a
Result before tax

from continuing operations
5,653 6,986 8,085
Total

interest expense
–14,353 –14,169 –30,349
Taxation 37 1,652 2,116 2,539
Net interest income 21 13,811 13,960 13,647 Net result from continuing operations 4,001 4,869 5,546
Fee and commission income 4,439 4,240 3,865
Net result (before

non-controlling interests)
4,001 4,869 5,546
Fee and commission expense –1,571 –1,442 –1,155
Net result attributable to Non-controlling

interests
99 108 82
Net fee and commission income 22 2,868 2,798 2,710 Net result attributable to Equityholders of the parent 3,903 4,761 5,464
Valuation results

and net trading income
23 –159 1,227 1,512
1 The amounts for the period ended 31 December 2019 and 2018 have been prepared in accordance with IFRS 9. The
adoption of IFRS 9 led to new presentation requirements.

2017 period amounts have not been restated.
2018 amounts in other interest income and other interest

expense have been updated to improve

consistency and
comparability.
Investment income 24 188 183 192
Share of result from

associates and joint ventures
8 48 143 178
Result on disposal of group companies 25 117 –123 1
Other income 26 252 136 350
Total

income
17,125 18,324 18,590
Reference relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of profit or loss – continued

in EUR 2019 2018 2017
Earnings per ordinary share 29
Basic earnings per ordinary share 1.00 1.22 1.41
Diluted earnings per ordinary share 1.00 1.22 1.41
Earnings per ordinary share from

continuing operations
29
Basic earnings per ordinary share from

continuing operations
1.00 1.22 1.41
Diluted earnings per ordinary share from

continuing operations
1.00 1.22 1.41
Dividend per ordinary share 30 0.69 0.68 0.67
References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of comprehensive

income
for the years ended 31 December
in EUR million 2019 1 2018 1 2017 1
Net result (before non-controlling

interests)
4,001 4,869 5,546
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations

property in own use
58 1 26
Remeasurement of the net defined benefit asset/liability 36 58 6 –29
Net change in fair value of equity instruments at FVOCI 139 –461 n/a
Change in fair value of own credit

risk of financial liabilities at FVPL
–116 199 n/a
Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations

AFS investments and other revaluations
n/a n/a –283
Realised gains/losses on AFS investments reclassified to the statement of profit or loss
n/a n/a –92
Net change in fair value of debt instruments at FVOCI –42 –177 n/a
Realised gains/losses on debt instruments at FVOCI reclassified to the statement of profit or loss
–34 –56 n/a
Changes in cash flow hedge reserve 640 382 –525
Exchange rate differences –29 –396 –864
Share of other comprehensive income of associates

and joint ventures and
other income
– 14 –5
Total

comprehensive income
4,674 4,381 3,774
Comprehensive income attributable to:
Non-controlling interests 142 132 109
Equity holders of the parent 4,532 4,250 3,665
4,674 4,381 3,774
1 The amounts for the period ended 31 December 2019 and 2018 have been prepared in accordance with IFRS 9. The adoption of IFRS 9 led to new presentation requirements. 2017 period amounts have not been restated.
References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.
For the disclosure on the income tax effects on each component of the other comprehensive income reference is made to Note 37 ‘Taxation’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of changes in equity
For the years ended 31 December
in EUR million
Share
capital and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2018 17,088 3,621 28,339 49,049 803 49,851
Net change in fair value of equity instruments at fair value through other comprehensive income
–335 472 137 1 139
Net change in fair value of debt instruments at fair value through other comprehensive income
–43 –43 1 –42
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
–33 –33 –1 –34
Changes in cash flow hedge reserve 604 604 36 640
Realised and unrealised revaluations

property in own use
49 9 58 –0 58
Remeasurement of the net defined benefit asset/liability 36 58 58 – 58
Exchange rate differences and

other
–36 –36 7 –29
Share of other comprehensive income of associates
and joint ventures and other income
69 –69 – – –
Change in fair value of own credit

risk of financial liabilities at fair value through profit or loss
–123 6 –116 – –116
Total

amount recognised directly in other comprehensive

income net of tax
– 211 418 629 44 673
Net result – 180 3,723 3,903 99 4,001
Total

comprehensive income net of tax
– 391 4,141 4,532 142 4,674
Dividends 30 – – –2,650 –2,650 –29 –2,679
Changes in treasury shares – 1 – 1 – 1
Employee stock option and share plans 28 – 13 41 0 41
Changes in the composition of the group and other changes – – 23 23 –23 –0
Balance as at 31 December 2019 17,117 4,013 29,866 50,996 893 51,889
References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.
Changes in individual Reserve components are presented in Note 20 ‘Equity’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of changes in equity - continued
in EUR million
Share
capital and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2017 17,045 4,362 27,022 48,429 715 49,144
Effect of change in accounting policy due to implementation of IFRS 9 –604 –390 –993 –14 –1,008
Balance as at 1 January 2018 17,045 3,759 26,632 47,435 700 48,136
Net change in fair value of equity instruments at fair value through other comprehensive income
–518 56 –461 0 –461
Net change in fair value of debt instruments at fair value through other comprehensive income
–177 –177 0 –177
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
–54 –54 –2 –56
Changes in cash flow hedge reserve 342 – 342 41 382
Realised and unrealised revaluations

property in own use
–2 3 1 –0 1
Remeasurement of the net defined benefit asset/liability 36 6 6 – 6
Exchange rate differences and

other
–380 –380 –16 –396
Share of other comprehensive income of associates

and joint ventures and other income
283 –270 14 14
Change in fair value of own credit

risk of financial liabilities at fair value through profit or loss
199 199 199
Total

amount recognised directly in other comprehensive

income net of tax
–301 –211 –512 24 –488
Net result 160 4,601 4,761 108 4,869
Total

comprehensive income net of tax
–141 4,391 4,250 132 4,381
Dividends 30 –2,607 –2,607 –61 –2,668
Changes in treasury shares 4 4 4
Employee stock option and share plans 44 19 63 0 63
Changes in the composition of the group and other changes 1 –96 –96 31 –65
Balance as at 31 December 2018 17,088 3,621 28,339 49,049 803 49,851
1 Includes an amount for the initial recognition of the redemption liability related to the acquisition of Payvision Holding B.V.

and Makelaarsland B.V.

that reduces the Retained earnings of the Group.

Future re

measurements of the redemption liability are

recognised in the statement of profit or loss.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement of changes in equity - continued
in EUR million
Share
capital and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance as at 1 January 2017 16,989 5,897 24,371 47,257 606 47,863
Unrealised revaluations

available-for sale investments and other revaluations
–293 –293 10 –283
Realised gains/losses transferred

to the statement of profit or loss
–90 –90 –2 –92
Changes in cash flow hedge reserve –514 –514 –11 –525
Unrealised revaluations

property in own use
26 26 26
Remeasurement of the net defined benefit asset/liability 36 –29 –29 –29
Exchange rate differences –894 –894 30 –864
Share of other comprehensive income of associates

and joint ventures and other income
138 –143 –5 –5
Total

amount recognised directly in other comprehensive

income
– –1,682 –117 –1,799 27 –1,772
Net result from continuing and

discontinued operations
153 5,311 5,464 82 5,546
Total

comprehensive income net of tax
–1,529 5,194 3,665 109 3,774
Dividends 30 –2,564 –2,564 –2,564
Changes in treasury shares –6 –6 –6
Employee stock option and share plans 56 21 77 77
Balance as at 31 December 2017 17,045 4,362 27,022 48,429 715 49,144

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Consolidated

statement

of cash flows
for the years ended 31 December
in EUR million 2019 1 2018 1 2017 1 2019 1 2018 1 2017
Cash flows from operating activities 31 Disposals and redemptions: – Associates and joint ventures 67 116 245
Result before tax 5,653 6,986 8,085 – Available-for-sale investments n/a n/a 32,788
Adjusted for: – Depreciation and amortisation 789 520 520 – Held-to-maturity investments n/a n/a 2,675
– Addition to loan loss provisions 1,120 656 676
- Financial assets at fair value through other
comprehensive income
13,390 15,657 n/a
– Other non-cash items in Result before tax 1,213 –1,763 703 - Securities at amortised cost 13,001 18,709 n/a
Taxation

paid
–2,345 –1,602 –1,691 – Property and equipment 81 17 79
Changes in:
–

Net change in Loans and advances to/from

banks,
not available/payable on demand
–3,911 –211 3,194 – Loans sold 744 206 1,815
–

Net change in Trading

assets and Trading

liabilities
–2,568 9,910 –11,187 – Other investments 34 9
–

Loans and advances to customers
–16,687 –31,356 –21,390 Net cash flow from/(used in) investing activities –2,495 5,451 11,754
–

Customer deposits
18,040 19,709 18,291
–

Other
31 11,752 4,067 –2,454 Cash flows from financing activities
Net cash flow from/(used in) operating activities 13,055 6,915 –5,253 Proceeds from debt securities 90,793 152,543 95,458
Repayments of debt securities –94,497 –131,170 –96,837
Cash flows from investing activities
Proceeds from issuance of subordinated

loans
3,429 1,859 2,331
Investments and advances: - Acquisition of subsidiaries, net of cash acquired –17 –111 Repayments of subordinated loans –933 –4,646 –2,343
- Associates and joint ventures –507 –97 –79 Repayments of principal portion of lease liabilities

2
–271 n/a n/a
– Available-for-sale investments n/a n/a –21,601
Purchase/sale of treasury

shares
1 4 7
– Held-to-maturity investments n/a n/a –3,609 Dividends paid –2,679 –2,607 –2,564
- Financial assets at fair value through other
comprehensive income
–16,270 –10,517 n/a Other financing 2
- Securities at amortised cost –12,268 –17,985 n/a Net cash flow from/(used in) financing activities –4,154 15,983 –3,948
– Property and equipment –355 –286 –304 Net cash flow 6,406 28,349 2,553
– Other investments –395 –258 –264 Cash and cash equivalents at beginning of year 33 47,529 18,977 16,164
Effect of exchange rate changes on cash and cash equivalents 95 204 260
Cash and cash equivalents at end of year 33 54,031 47,529 18,977

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1

The amounts for the period ended 31 December 2019 and 2018 have been prepared in accordance with IFRS 9. The adoption of IFRS 9 led to new presentation requirements.

2017 period amounts have not been restated.
2

The amount for the period ended 31 December 2019 has been prepared in accordance with IFRS 16. Previous period amounts have not been restated.

As at 31 December 2019, Cash and cash equivalents includes cash and balances with central banks of EUR 53,202 million (2018: EUR

49,987 million; 2017: EUR 21,989 million). The increase in cash and balances with central banks reflects ING’s liquidity management. Reference is made to Note 33
‘Cash and cash equivalents’.

References relate

to the accompanying notes. These are an integral part of the Consolidated financial statements.

The table below presents the Interest and dividend received

and paid.

2019 1 2018 1 2017 1
Interest received
28,957 28,722 45,014
Interest paid –14,550 –14,948 –31,032
14,407 13,774 13,982
Dividend received 2
219 183 206
Dividend paid
–2,679 –2,607 –2,564
1.

The amounts for the period ended 31 December 2019 and 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; 2017 period amounts have not been restated, refer also to note
21 ‘Net interest income’.

2.

Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividend

paid and received from trading positions have been included.

Interest received,

interest paid and dividends received are

included in operating activities in the
Consolidated statement of cash flow. Dividend paid is included in financing activities in the
Consolidated statement of cash flow.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Notes to the Consolidated

financial

statements
1

Basis

of preparation

and accounting

policies

1.1

Reporting entity

ING Groep N.V.

is a company domiciled in Amsterdam, the Netherlands. Commercial Register of
Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year
ended 31 December 2019, comprise ING Groep N.V.

(the Parent company) and its subsidiaries,
together referred to as ING Group.

ING Group

is a global financial institution

with a strong European
base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

1.2

Authorisation of the Consolidated

financial statements

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2019, were authorised for issue in accordance

with a resolution of the Executive Board on 2 March

2020.
The Executive Board may decide to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the financial

statements, but may not amend these.

1.3

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

The consolidated financial

statements are presented in euros and rounded

to the nearest million,
unless stated otherwise. Amounts may not add up due to rounding.
1.3.1

Presentation of Risk

management disclosures
To

improve transparency,

reduce duplication and present related

information in one place, certain
disclosures of the nature and extent of risks related to financial instruments required by IFRS 7 are now included in the “ING Group Risk management” section of the Annual Report.

These disclosures are an integral part of ING Group

Consolidated financial statements and are
indicated in the ‘Risk management’ section by the symbol (*). Chapters,

paragraphs, graphs

or
tables within the risk management section that are indicated with this symbol in the respective
headings or table header are considered to be an integral part of the consolidated financial statements.
1.3.2

Reconciliation between IFRS-EU

and IFRS-IASB
The published 2019 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-
EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European

Union
(EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from

IFRS-IASB in respect of certain paragraphs in IAS 39
‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Reconciliation net result under IFRS-EU and IFRS-IASB
Net result
2019 2018 2017
In accordance with IFRS-EU 4,781 4,703 4,905
Adjustment of the EU IAS 39 carve-out –1,181 148 817
Tax

effect of the adjustment
1) 303 –90 –258
Effect of adjustment after tax –878 58 559
In accordance with IFRS-IASB (attributable to the equityholders of the parent) 3,903 4,761 5,464
Non-controlling interests 99 108 82
In accordance with IFRS-IASB Total

net result
4,001 4,869 5,546
1)

includes the effect of changes in tax rate.

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
Total

Equity
2019 2018 2017
In accordance with IFRS-EU 53,769 50,932 50,406
Adjustment of the EU IAS 39 carve-out –3,658 –2,460 –2,655
Tax

effect of the adjustment
885 577 678
Effect of adjustment after tax –2,773 –1,883 –1,977
Shareholders’ equity 50,996 49,049 48,429
Non-controlling interests 893 803 715
In accordance with IFRS-IASB Total

Equity
51,889 49,851 49,144
1.4

Changes to accounting policies

ING Group has consistently applied its accounting policies to all periods presented in these
Consolidated financial statements, except for changes due to the introduction of IFRS 16 in 2019 and IFRS 9 in 2018. Comparatives were

not restated when applying these Standards.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1.4.1 Changes in IFRS effective in 2019
ING Group changed its accounting policies in 2019 as a result of adopting IFRS 16 ‘Leases’.

The impact of the adoption of IFRS 16 is disclosed in paragraph 1.4.3 ‘Changes to accounting policies in 2019’ of Note 1.

ING Group early adopted the amendments to IAS 39 ‘Financial Instruments: Recognition and
Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ in relation to the Interest

Rate
Benchmark Reform as issued by the IASB in September 2019.

These amendments are early
adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter.

The amendments provide temporary relief from

applying specific
hedge accounting requirements to hedging relationships directly affected by IBOR reform. The amendments require certain additional disclosures and have no further impact. Refer to paragraph
1.6.5 of Note 1 and to Note 39 ‘Derivatives and hedge accounting’ for more information on the adoption of these amendments.

The other changes in IFRS that became effective in 2019 did not have a significant impact on ING
Group’s accounting policies, ING Group’s results

or financial

position:
◾

Annual Improvements to IFRS Standards 2015-2017 Cycle: Amendments to IFRS 3 ‘Business
Combinations’, IFRS 11 ‘Joint Arrangements’, IAS 12 ‘Income Taxes’,

IAS 23 ‘Borrowing Costs’
(issued on 12 December 2017);
◾

Amendments to IAS 19 ‘Employee Benefits’:

Plan Amendment, Curtailment or Settlement (issued
on 7 February 2018);
◾

Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’: Long

-term Interests in
Associates and Joint Ventures

(issued on 12 October 2017); and
◾

IFRIC 23 ‘Uncertainty over Income Tax

Treatments’

(issued on 7 June 2017).

The amendments to IFRS 9 ‘Financial Instruments’: Prepayment Features with Negative
Compensation and Modifications of Financial Liabilities (issued on

12 October 2017) were early
adopted by ING Group in 2018.

Apart from the amendments to IAS 39 and IFRS 7 in relation to Interest Rate Benchmark Reform,
ING Group has not early adopted any other standard, interpretation or amendment in 2019 which has been issued, but is not yet effective.
1.4.2

Upcoming changes in IFRS after 2019
The following published amendments are not mandatory for 2019 and have not been early adopted by ING Group. ING Group is still currently

assessing the detailed impact of these
amendments, however the implementation of these amendments is expected to have no significant impact

on ING Group’s Consolidated financial statements.

The list of upcoming changes to IFRS, which are applicable for ING Group:
Effective in 2020:
◾

Amendments to IFRS 3 ‘Business Combinations’: Definition

of a Business (issued on 22 October
2018);
◾

Amendments to IAS 1 and IAS 8: ‘Definition

of Material’ (issued on 31 October 2018); and

◾

Amendments to References to the Conceptual Framework

in IFRS Standards (issued on 29 March
2018).

Effective in 2022:
◾

Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification of Liabilities as
Current or Non-current (issued on 23 January 2020).

The IASB has also issued IFRS 17 ‘Insurance Contracts’. The original effective date of IFRS 17 was 1
January 2021, but in June 2019 the IASB has published an Exposure Draft proposing 1 January
2022 as the new effective date. ING Group is currently assessing the detailed impact of IFRS 17.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1.4.3 Changes to accounting policies in 2019
IFRS 16 ‘Leases’
IFRS 16 ‘Leases’ was issued by the IASB in January 2016. IFRS 16 replaces IAS 17 ‘Leases’, IFRIC 4
‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases

-

Incentives’ and
SIC-27 ‘Evaluating the Substance of Transactions

Involving the Legal Form

of a Lease’. ING Group
has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for
the 2018 and 2017 reporting periods, as permitted under the specific transitional provisions in the
Standard, the so-called ‘modified retrospective approach'. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening statement
of financial position

on 1 January 2019.
IFRS 16 ‘Leases’ – Impact of adoption
Transition
For lessee accounting, the new Standard removes

the distinction between operating and finance
leases. All leases are recognised on the statement of financial position with exemptions for short-
term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops).

There is no significant impact of the adoption of IFRS

16 on ING Group’s Net Result, Comprehensive
income and Shareholders’ equity on transition. This follows ING Group’s implementation decision where the value of the right-of-use asset is based on the value of the lease liability, adjusted for any previously recognised prepaid

and/or accrued lease payments on that lease contract, as is
permitted under the Standard.

On transition to IFRS 16, ING Group recognised lease liabilities of EUR 1,301 million and right-of-use assets of EUR 1,279 million equal to the lease liability adjusted for any previously recognised prepaid or accrued lease payments on that lease.

The weighted average incremental borrowing

rate applied to lease liabilities recognised in the
statement of financial

position at the date of initial application is 2.47%.

The following table reconciles the future rental

commitments for operating lease contracts under
IAS 17 to the lease liability under IFRS 16 on transition to IFRS 16 as of 1 January 2019:
1 January
2019
Future rental

commitments for operating lease contract disclosed under IAS 17 as at 31 December
2018
1,378
(Less) discounting effect using ING’s incremental borrowing

rate at 1-1-2019
–108
(Less) recognition

exemption for short-term leases
–16
(Less) recognition

exemption for low value assets
–3
(Less) non-lease components of a contract –78
Add extension and termination options reasonably certain to be exercised 143
(Less) variable lease payments based on an index or a rate –15
Lease liability recognised under IFRS 16 at 1 January 2019 1,301

In applying IFRS 16 for the first

time, ING Group has used the following practical expedients
permitted by the Standard:

◾

Reliance on previous assessments whether a contract

is, or contains a lease at the date of initial application;

◾

The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

◾

Reliance on previous assessments on whether leases are

onerous;

◾

The accounting for operating leases with a remaining

lease term of less than 12 months as at 1 January 2019 as
short-term leases;

◾

The exclusion of initial direct costs for the measurement

of the right-of-use asset at the date of initial application;
and

◾

The use of hindsight in determining the lease term where the contract contains options to extend or terminate
the lease.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

IFRS 16 ‘Leases’ – Accounting policies applied from 1 January 2019
ING Group as the lessee
A lessee is required to recognise

a right-of-use asset representing its right to

use the underlying leased asset and a
corresponding liability representing

its obligation to make lease payments at the date at which the leased asset is available for use by ING Group.

Each lease payment is allocated between the repayment

of the liability and finance
cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of
interest on the remaining balance of the liability for

each period. The right-of-use asset is depreciated over the
shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease

liabilities include the
net present value of the following lease payments:

◾

Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

◾

Variable lease payments that are

based on an index or a rate;

◾

Amounts expected to be payable by the lessee under residual value guarantees;

◾

The exercise price of a purchase

option if the lessee is reasonably certain to exercise

that option; and

◾

Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest

rate implicit in the lease. If that rate

cannot be readily
determined, the lessee’s incremental borrowing

rate is used, being the rate that the lessee would

have to pay to
borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms
and conditions. This rate is approximated

by using the risk free rate applicable to the lease term, the currency of the
lease payment and jurisdiction, with the Fund Transfer

Pricing (FTP) rate as an add-on. The FTP rate is used to
transfer interest rate

risk and funding and liquidity risk positions between the ING Group business and treasury departments. It is determined by either ING Group or Local

Asset and Liability Committee (ALCO).

Right-of-use assets are measured at cost comprising

the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial
direct costs and restoration

costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis
as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise mainly IT-equipment (for example

mobile phones or laptops) and small items of office furniture.

The right-of-use asset is included in the statement of financial position line-item ‘Property and equipment’, the lease liability is included in the statement of financial position line-item ‘Other liabilities’. Refer to Note 9 ‘Property and equipment’ and Note 17 ‘Other liabilities’.

Subsequently, the right-of-use asset will amortise using a straight-line method to the income statement over the life of the lease. The lease liability will subsequently increase for the accrual of interest and decrease when
payments are made. Any remeasurement

of the lease liability due to a lease modification or other reassessment result in a corresponding adjustment

to the carrying amount of the right-of-use asset.
ING Group as the lessor
When ING Group acts as a lessor, a distinction should be made between finance leases and operating leases. For ING
Group as a lessor these are mainly finance leases. The present value of the lease payments is recognised as a
receivable under Loans

and advances to customers or Loans and advances

to banks. The difference between the
gross receivable

and the present value of the receivable

is unearned finance lease income. Lease income is
recognised over the term of the lease using the net investment method (before tax), which reflects a constant
periodic rate of return.
Operating leases for lessees prior to 1 January 2019 under IAS 17
The comparative figures presented are

accounted for using the previous

Standard, IAS 17 ‘Leases’. Under this
Standard a distinction was made between finance leases and operating leases. A lease was considered a finance
lease if it transfers substantially all risks and rewards

of the ownership of the asset. All other leases are operating leases.

Leases entered into

by ING Group as a lessee were primarily operating

leases. The total payments under operating
leases were recognised

in the statement of profit or loss on a straight-line basis over the period of the lease.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1.5 Significant judgements and critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect

the reported amounts of the assets and
liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year.

The actual outcome may differ from
these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

ING Group has identified areas that require management to make significant judgements and use
critical accounting estimates and assumptions based on the information and financial data that
may change in future periods. These areas are:

◾

The determination of the fair values of financial

assets and liabilities;
◾

Loan loss provisions; and

◾

Provisions.

For further discussion of the significant judgements and

critical accounting estimates and
assumptions in these areas, reference

is made to the relevant parts in paragraph

1.6 ‘Financial
instruments’, 1.17 ‘Provisions, contingent liabilities and contingent assets’

of Note 1 and the
applicable notes to the Consolidated financial statements.
1.6 Financial instruments
1.6.1

Recognition and derecogniti

on of financial instruments
Recognition of financial assets
Financial assets are recognised in the balance sheet when ING becomes a party to the contractual provisions of the instrument. For a regular

way purchase or sale of a financial asset, trade date and
settlement

date accounting is applied depending on the classification

of the financial

asset.
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
Derecognition of financial liabilities

Financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in profit or loss.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1.6.2

Classification and measurement of financial instruments
Financial assets
ING Group classifies its financial

assets in the following measurement categories:
◾

those to be measured subsequently at fair value (either through OCI, or through profit or loss);
and
◾

those to be measured at amortised cost (AC).

At initial recognition, ING Group measures

a financial

asset at its fair value plus, in the case of a
financial asset not

at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets

carried at fair value through profit or loss (FVPL)
are expensed in the statement of profit or loss.
Financial assets - Debt instruments
The classification depends

on the entity’s business model for managing the financial

assets and the
contractual terms of the cash flows at initial recognition.

Business models
Business models are classified as Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other
depending on how a portfolio of financial

instruments as a whole is managed. ING Group’s business
models are based on the existing management structure of the bank, and refined based on an
analysis of how businesses are evaluated and reported, how their specific business risks are managed and on historic and expected future sales. Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date (where the proceeds from the sales approximate

the collection of the remaining contractual cash flows), are insignificant in value (both individually

and in aggregate) or are infrequent.

Contractual cash flows Solely Payments

of Principal and Interest (SPPI)

The contractual cash flows of a financial

asset are assessed to determine whether they represent
SPPI. Interest includes consideration for the time value of money, credit risk and also considera tion
for liquidity risk and costs associated with holding the financial asset for a particular period of time.
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

◾

prepayment terms. For example a prepayment

of an outstanding principal amount plus a
penalty which is not capped to three or six months of interest;

◾

leverage features,

which increase the variability of the contractual cash flows with the result that they do not have the economic characteristics of interest. An example is a Libor contract with a multiplier;

◾

terms that limit ING Group’s claim to cash flows from specified assets - e.g. non-recourse asset
arrangements. This could be the case if payments of principal and interest are met solely by the cash flows generated by the underlying asset, for example instances in real estate, shipping and aviation financing;

and

◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Based on the entity’s business model for managing the financial assets and the contractual terms
of the cash flows, there are three measurement categories into which ING Group classifies its debt instruments:

◾

Amortised Cost (AC):
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

or loss.
◾

FVOCI:
Debt instruments that are held for collection of contractual cash flows and for selling the financial assets under

a HtC&S business model, where the assets’ cash flows represent SPPI, are measured at FVOCI. Movements in the carrying amount are

recognised in OCI, except for the
recognition of impairment gains or losses, interest revenue

and foreign exchange gains and
losses which are recognised in profit or loss. When the financial asset is derecognised, the
cumulative gain or loss previously recognised in OCI

is reclassified from equity to profit or loss
and presented in Investment income or Other income, based on the specific characteristics of the business model. Interest income from these financial assets is included in Interest income using the EIR method. Impairment losses are presented as a separate line item in the
Consolidated statement of profit or loss.
◾

FVPL:
Debt instruments that do not meet the criteria for AC or FVOCI are measured at FVPL. This includes debt instruments that are held-for-trading (presented separately as Trading

assets)
and all other debt instruments that do not meet the criteria for AC or FVOCI (presented separately as Mandatorily at FVPL). ING Group may in some cases, on initial recognition, irrevocably designate a financial asset as classified

and measured at FVPL. This is the case
where doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise on assets measured at AC or FVOCI. Fair

value movements on trading securities,
trading loans and deposits (mainly reverse repo’s)

are presented fully within valuation result
and net trading income, this also includes interest. The interest arising on financial assets designated as at FVPL is recognised in profit or loss and presented within Interest income or
Interest expense in the period in which it arises. The interest arising on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within Interest income or Interest

expense in the period in which it arises.

ING Group reclassifies debt investments when, and only when, its business model for managing those assets changes. Such changes in business models are expected to be very infrequent. There have been no reclassifications during the reporting period.
Financial assets - Equity instruments
All equity investments are measured at fair

value. ING Group applies the fair value through

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
loss.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Financial liabilities
Financial liabilities are classified and subsequently measured at AC, except for financial guarantee contracts, derivatives and liabilities designated at FVPL. Financial liabilities classified and measured
at FVPL are presented as follows:

◾

the amount of change in the fair value that is attributable to changes in own credit risk of the liability designated at FVPL is presented in OCI. Upon derecognition this Debit Valuation
Adjustment (DVA)

impact does not recycle from OCI to profit or loss; and

◾

the remaining amount of change in the fair value is presented in profit or loss in ‘Valuation results and net trading income’. Interest

on financial liabilities

at FVPL is also recognised in the
valuation result, except for items voluntarily

designated as FVPL for which interest is presented
within ‘Other interest income (expense).

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
1.6.3

Fair values of financial assets and

liabilities

All financial assets and

liabilities are recognised initially at fair value.

Subsequently, except for
financial assets and

financial liabilities

measured at amortised cost, all the other financial

assets
and liabilities are measured at fair value.

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

For certain financial assets and liabilities, quoted market prices are not available. For such instruments, fair value is determined using valuation techniques. These range from discounting of cash flows to various valuation models, where relevant

pricing factors including the market price of
underlying reference instruments, market parameters (volatilities, correlations and credit ratings),
and customer behaviour are taken into account. ING maximises the use of market observable inputs and minimises the use of unobservable inputs in determining the fair value. It can be subjective dependent on the significance

of the unobservable input to the overall valuation. All
valuation techniques used are subject to internal review and approval.

Most data used in these
valuation techniques are validated on a daily basis when possible.

When a group of financial assets and liabilities are managed on the basis of their net risk exposures, the fair value of a group of financial assets and liabilities are measured on a net portfolio level.

To

include credit risk in fair value, ING applies both Credit and Debit Valuation

Adjustments (CVA,
DVA).

Own issued debt and structured notes that are designated as measured at FVPL are adjusted for credit risk by means of a DVA.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Reference is made to Note 38 ‘Fair

value of assets and liabilities’ and Market risk paragraph in the
‘Risk management’ section of the Annual Report for the basis of the determination of the fair value
of financial instruments

and related sensitivities.
1.6.4

Credit risk management classification and maximum credit

risk exposure

Credit risk management disclosures are provided

in the Credit risk’ paragraph ‘Credit

risk categories’
of the ‘Risk management’ section in the Annual Report.

The maximum credit risk exposure for items in the statement of financial position is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Re ference is made to Note 45
‘Contingent liabilities and commitments’ for these off-balance sheet items. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the Credit risk paragraph ‘Credit

Risk Appetite and Concentration Risk
Framework’

of the ‘Risk management’ section in the Annual Report.
1.6.5

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
c) the combined instrument is not measured at fair value with changes in fair value reported in profit or loss.

If an embedded derivative is separated, the host contract is accounted for as a similar free-
standing contract.

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

ING Group applies also macro cash flow hedge accounting to hedge the variability in future cash flows of non-trading assets and liabilities due to the interest rate risk and foreign currency exchange rate risk. The designated hedged items are floating rated assets or liabilities, such as floating rate mortgages and corporate loans. The effective portion of changes in the fair value of
the derivatives are recognised

in the Other Comprehensive Income.

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
Cash flow hedges
The effective portion of changes in the

fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the Other Comprehensive Income.

The gain or loss relating to
the ineffective portion is recognised immediately in the statement of profit or loss. Amounts
accumulated in the Other Comprehensive Income are

recycled to the statement of profit or loss in
the periods in which the hedged item affects

net result. When a hedging instrument expires or is
sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the Other Comprehensive Income at that time remains in the Other Comprehensive
Income and is recognised when the forecast transaction is ultimately recognised in the statement
of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the Other Comprehensive Income is transferred immediately to the
statement of profit or loss.
Net investment hedges
Hedges of net investments in foreign operations are

accounted for in a similar way to cash flow
hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is
recognised in the Other Comprehensive

Income and the gain or loss relating to the ineffective
portion is recognised immediately in the statement of profit or loss. Gains and losses accumulated

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

in the Other Comprehensive Income are

included in the statement of profit or loss when the foreign operation is disposed.

Specific policies applicable from 1 January 2019 for hedges directly affected by IBOR reform
ING Group early adopts the amendments as described in paragraph 1.4.1 ‘Changes in IFRS effective in 2019’ of Note 1. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate

(an “RFR”). The following temporary
reliefs are part of the amendment:
●

Highly probable requirement for

cash flow hedges
When determining whether a forecast transaction is highly probable, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of
the reform.
●

Prospective

assessment of hedge effectiveness
When performing the prospective assessment it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform.
●

Retrospective assessment of hedge effectiveness
When performing the retrospective assessment hedges are allowed to pass the assessment even if actual results are outside the 80-125% range,

during the period of uncertainty arising
from the IBOR reform.
●

Designation of a component of an item as a hedged item
For hedges of the benchmark component of interest rate risk affected by the reform, the separately identifiable requirement only needs to be demonstrated at the inception of such hedging relationships (including macro hedges).

The amendments are relevant

given that ING Group hedges and applies hedge accounting to
benchmark interest rate exposure part of IBOR reform

.

Hedging instruments and hedged items
continue to be indexed by the IBOR benchmark rates. Therefore,

there is uncertainty over the
timing and the amount of the replacement rate cash flows. ING Group will cease to apply the amendments when this uncertainty is no longer present or when the hedging relationship is discontinued.
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
1.6.6

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

1.6.7

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

assets, as appropriate. The
difference between the sale and repurchase

price is treated as interest and amortised over the life

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

of the agreement using the effective interest method for instruments that are not measured at
FVPL.
1.6.8

Impairment of financial assets (IFRS 9)
An ECL model is applied to on-balance sheet financial

assets accounted for at AC and FVOCI such as
loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial

guarantees, and undrawn committed revolving

credit facilities.
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
◾

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

◾

Stage 2: Lifetime ECL not credit impaired
Financial assets showing a significant increase in credit risk since initial recognition. A provision is made for the life time ECL representing losses over

the life of the financial instrument (lifetime

ECL);
or
◾

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

◾

Forbearance status;
◾

Watch List status. Loans

on the Watch List are

individually assessed for Stage 2 classification;
◾

Intensive care management;
◾

Substandard Internal rating; and
◾

Arrears status.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Credit impaired financial assets (Stage 3)
Financial assets are assessed for credit-impairment at each reporting date and more frequently when circumstances warrant further assessment. Evidence of credit

-impairment includes arrears of
over 90 days on any material credit obligation, indications that the borrower is experiencing significant financial

difficulty,

a breach of contract, bankruptcy or distressed restructuring.

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
purposes.
Macroeconomic scenarios
ING has established a quarterly process whereby forward-looking macroeconomics scenarios and
probability weightings are developed for ECL

calculation purposes. ING Group applies data
predominantly from a leading service provider

enriched with the internal ING Group view. A
baseline, up-scenario and a down-scenario are determined to reflect an unbiased and probability-
weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks
affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The forecasts for the economic variables are adjusted on a quarterly basis.
Measurement of ECL
ING Group applies a collective assessment method to measure ECL for performing (Stage 1), under-
performing (Stage 2), and certain non-performing (Stage 3) assets. Other non-performing assets subject to ECL measurement apply the individual assessment method, and are all in Stage 3.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

The best estimate of ECL is calculated as the weighted-average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original EIR)

per scenario, based on
best estimates of expected future cash flows. Recoveries can be from different sources including repayment of the loan, collateral recovery,

asset sale etc. Cash flows from collateral and other
credit enhancements are included in the measurement of the expected credit losses of the related financial asset

when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. For

the individual assessment, with granular
(company or deal-specific)

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

Purchased

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
as forbearance (refer

to the ‘Risk Management’

section of the Annual Report for more details). In
such cases, the net present value of the postponement and/or reduction of loan and/or interest
payments is taken into account in the determination of the appropriate level of impairment loss. If the forbearance results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at its fair value at the modification date. ING Group determines whether there has been a substantial modification using both quantitative and
qualitative factors.
Write-off and debt forgiveness
If there is no reasonable expectation of recovery

and/or collectability of amounts due a write-off
can occur.

The following events can lead to a write-off:

◾

After a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt forgiveness);

◾

In a bankruptcy liquidation scenario;

◾

After divestment or sale of a credit facility at a discount;

◾

Upon conversion of a credit facility into equity; or

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

◾

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

Significant judgements and critical accounting estimates and assumptions:
Considerable management judgement is exercised in determining the amount of LLP for financial assets assessed on both a collective and an individual impairment basis. In particular,

this
judgement requires ING Group to make various assumptions about the risk of default, the subsequent expected loss rates in the event of default, and expected future cash flows. These assumptions are based on a combination of the Group’s past history, existing market conditions and forward-looking estimates at the end of each reporting period. Changes in these assumptions may lead to changes in the LLP over time. Given they are subjective and complex in nature, and because the LLP and the underlying exposures subject to impairment assessment are material, these assumptions are considered critical accounting assumptions.

The sensitivity of these
assumptions is assessed in the credit risk section of the ‘Risk Management’ section in the Annual
Report.

The critical accounting estimates and assumptions are:
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
Finance.

The use of alternate forward-looking macroeconomic scenarios can produce significantly
different estimates of ECL. This is demonstrated in the sensitivity analysis in the ‘Risk Management’
section of the Annual Report, where the un-weighted ECL under each of the three scenarios for some significant portfolios

is disclosed.

The probability weights applied to each of the three scenarios. This is a management judgement that ultimately requires estimation and consideration of the range of possibilities. This ensures
consensus view on the likelihood of each scenario materializing is appropriately reflected in the weights applied by the Group for collective assessment ECL calculations. The sensitivity analysis in the ‘Risk Management’ section of the Annual Report discloses these weights used.

The significant judgements

are:

The criteria for identifying a significant

increase in credit risk. When determining whether the credit risk on a financial

asset has increased significantly, ING Group considers reasonable and supportable information available to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is
required in applying each financial asset with a PD rating, there is significant judgement used in

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

determining the stage allocation PD banding thresholds. The process of comparing a financial asset’s PD with the PD banding thresholds determines its ECL stage. Assets in Stage 1 are allocated a 12 month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the judgement

made both in assigning financial

asset PDs and in setting PD
banding thresholds constitute a significant judgement. Analysis of the sensitivity associated with
the assessment of significant

increase in credit risk is presented in the ‘Risk Management’ section of the Annual Report.

The definition of default. Judgement is

exercised in management’s evaluation of whether there is
objective evidence of impairment loss has been incurred for larger exposures. Management judgement is required in assessing evidence of credit

-impairment.
1.7

Financial instruments, prior to 1 January

2018 under IAS 39
The following is applicable to periods prior to 1 January 2018 for financial instruments accounted
for under IAS 39, to the extent not already discussed earlier in this section. The 2017 comparative period was not restated for the adoption of IFRS 9.
1.7.1

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
Available

-for-sale financial assets
Available-for

-sale financial

assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognised at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortised. Interest income is recognised using the effective interest method.
Available-for

-sale financial

assets are subsequently measured at fair value. Interest

income from
debt securities classified

as available-for-sale is recognised in Interest income in the statement of profit or loss. Dividend income from equity instruments classified as available-for-sale is recognised

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
◾

The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;
◾

The borrower has failed in the repayment of principal, interest,

or fees and the payment failure
has remained unsolved for a certain period;
◾

The borrower has demonstrated significant financial difficulty,

to the extent that it will have a
negative impact on the expected future cash flows of the financial asset;
◾

The credit obligation has been restructured for non-commercial reasons. ING Group has granted
concessions, for economic or legal reasons relating to the borrower’s financial

difficulty,

the
effect of which is a reduction in the expected future cash flows of the financial

asset; and
◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Impairment of AFS assets
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
1.8

Consolidation

ING Group comprises ING Groep N.V.

(the Parent Company), ING Bank N.V.

and all other subsidiaries.
Subsidiaries are entities controlled by ING Groep N.V.

Control exists if ING Groep N.V.

is exposed or
has rights to variable returns and has the ability to affect those returns through the power over the investee. Control

is usually achieved through situations including, but not limited to:

◾

Ownership, directly or indirectly, of more than half of the voting power;

◾

Ability to appoint or remove the majority of the board of directors;

◾

Power to govern operating

and financial

policies under statute or agreement; and

◾

Power over more

than half of the voting rights through an agreement with other investors.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether Group controls another entity.

For interests in

structured entities, the existence of control requires

judgement as these entities are
designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. This judgement includes, for example, the involvement in the design of the structured entity, contractual arrangements that give rights to direct the structured entities relevant activities and
commitment to ensure that the structured entity operates as designed.

A list of principal subsidiaries is included in Note 48 ‘Principal subsidiaries’.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has
been filed with the

office

of the Commercial Register of Amsterdam, in accordance

with Section 379
(5), Book 2 of the Dutch Civil Code.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

1.9

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

1.10 Foreign currency

translation

Functional and presentation

currency

Items included in the financial

statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated financial statements are presented in euros, which is Group’s presentation currency.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

◾

Assets and liabilities included in each statement of financial position are translated at the closing
rate at the date of that statement of financial position;

◾

Income and expenses included in each statement of profit or loss are translated at average
exchange rates (unless this average is not a reasonable

approximation of the cumulative effect
of the rates prevailing

on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

◾

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
1.11 Investments in associates

and joint ventures

Associates are all entities over which the Group has significant influence but not control. Significant
influence is the ability to participate

in the financial

and operating policies of the investee. It
generally results from

a shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:

◾

Representation on the board of directors;

◾

Participation in the policymaking process; and

◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
1.12 Property and equipment

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
all other decreases are charged

to the statement of profit or loss. Increases that reverse a revaluation decrease

on the same asset previously recognised in net result

are recognised in the
statement of profit or loss. Depreciation is recognised based on the fair value and the estimated useful life (in general 20–50 years). Depreciation is calculated on a straight

-line basis. On disposal,
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
1.13 Acquisitions, goodwill and other intangible

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
the date ING Group obtains control) and the result

ing gain or loss, if any, is recognised in the
statement of profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the
statement of profit or loss, where such treatment would be appropriate if that interest were disposed of. Acquisition related costs are

recognised in the statement of profit or loss as incurred
and presented in the statement of profit or loss as Other operating expenses.

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

is included in Other
operating expenses.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Other intangible assets

Other intangible assets are capitalised and amortised over their expected economic life, which is generally

between three and ten years. Intangible assets with an indefinite life are not amortised.
1.14 Taxation

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

1.15 Other assets

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
Property development

Property developed and under development is included in Other assets – Property development and obtained from foreclosures.

Depending on the intention of ING Group after completion of the development, the property is measured as follows:

Intention to sell: at the lower of cost and net realisable value;
Intention to use as a real estate investment: at fair value.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

1.16 Disposal groups held for sale

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
1.17 Provisions, contingent liabilities

and contingent assets

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Legal cases are

usually one of a kind. Judgement is required to estimate the probability of an unfavourable outcome and the amount of potential loss. For the assessment of litigation provisions
ING Group consults with legal experts. Even taking into consideration legal experts’ advice, the probability of an outflow of economic benefits

can still be uncertain and the amount provisioned
can remain sensitive to the assumptions used which may have a broad range of outcomes.
Reference is made to Note 16 ‘Provisions’.

For legal proceedings where

it is not possible to make a
reliable estimate of the expected financial

effect, that could result from the ultimate resolution of
the proceedings, no provision is recognised,

however disclosure is included in the financial
statements. Reference is made to Note 46 ‘Legal

proceedings’.

Critical accounting estimates and assumptions for the reorganisation provision are in estimating
the amounts and timing of cash flows as the announced

transformation initiatives are
implemented over a period of several years. Reference

is made to Note 16 ‘Provisions’.

1.18 Other liabilities

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

◾

Return on plan assets using a high quality corporate bond rate at the start of the reporting period which are recognised as staff costs in the statement of profit or loss; and

◾

Remeasurements which are recognised

in Other comprehensive income (equity).

The defined

benefit obligation

is calculated by internal and external actuaries through actuarial models and calculations using the projected unit credit method. This method considers expected future payments required to settle the obligation resulting

from employee service in the current
and prior periods, discounted using a high quality corporate bond rate. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit
levels, mortality rates, consumer price index and the expected level of indexation. The assumptions are based on available market data as well as management expectations and are updated regularly. The actuarial assumptions may differ significantly from the actual results due to changes
in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact

on the defined

benefit

plan obligation and future
pension costs.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in the defined

benefit obligation

that effects Shareholders’ equity and/or Net result,
include mainly:

◾

Service cost which are recognised as staff costs in the statement of profit or loss;

◾

Interest expenses using a high quality corporate bond rate at the start of the period which are recognised as staff costs in the Statement of profit or loss; and

◾

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
Other post-employment obligations

Some group companies provide other post-employment benefits to certain employees and former employees. The entitlement to these benefits

is usually conditional on the employee remaining in
service up to retirement age and the completion of a minimum service period. The expected costs of these benefits

are accrued over the period of employment using an accounting methodology similar to that for defined benefit

pension plans.

1.19 Income recognition

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

loss.

Interest results on instruments classified at Amortised Cost, assets measured at FVOCI and derivatives in a formal hedge accounting relationship is presented in ‘Interest income (expense)
using effective interest rate method’. Interest result

on financial assets

and liabilities voluntarily
designated as at FVPL and derivatives in so called economic hedges and instruments designated at fair value are presented in ‘Other interest

income (expense)’. Interest result on all other financial
assets and liabilities at FVTPL is recognised in ‘Valuation results and net trading income’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
a repayment component.

1.20 Expense recognition

Expenses are recognised in the statement of profit or loss as incurred or when a decrease in future economic benefits

related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably. Fee

and commission expenses are generally a result

from a contract with ING
service providers in order to perform the service for ING Group’s customers. Costs are generally
presented as ‘Commission expenses’ if they are specific, incremental, directly attributable and identifiable to generate commission income.

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

1.21 Earnings per ordinary

share

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary
shares outstanding. In calculating the weighted average number of ordinar

y

shares outstanding:

◾

Own shares held by group companies are

deducted from the total number of ordinary shares in
issue;

◾

The computation is based on daily averages; and

◾

In case of exercised warrants, the

exercise date is taken into consideration.

The non-voting equity securities are not ordinary shares, because their terms and conditions
(especially with regard to coupons and voting rights) are

significantly

different. Therefore, the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

weighted average number of ordinary shares

outstanding during the period is not impacted by the
non-voting equity securities.

Diluted earnings per share data are computed as if all convertible instruments outstanding at year-
end were exercised at

the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares

against the average market price in the
financial year. The net increase in the number of shares resulting from the exercise is added to the
average number of shares used to calculate diluted earnings per share.

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
1.22 Statement of cash flows

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Assets
2

Cash

and balances

with

central

banks

Cash and balances with central banks
2019 2018
Amounts held at central banks 51,178 47,655
Cash and bank balances 2,024 2,333
53,202 49,987

The movement in Cash and balances with central banks reflects ING’s active liquidity management.
Amounts held at central banks reflect on demand balances.

Reference is made to Note 42 ‘Assets not freely disposable’ for restrictions on Cash balances with
central banks.

3 Loans and advances

to banks
Loans and advances to banks
Netherlands International Total
2019 2018 2019 2018 2019 2018
Loans 13,641 7,967 21,499 22,460 35,140 30,428
Cash advances, overdrafts

and other balances
0 1 4 3 5 3
13,641 7,968 21,504 22,463 35,145 30,431
Loan loss provisions –6 –5 –3 –5 –9 –9
13,635 7,963 21,501 22,458 35,136 30,422

Reference is made to Note 42 ‘Assets not freely disposable’ for restrictions on Loans and advances
to banks.
Loans include balances (mainly short-term deposits) with central banks amounting to EUR 3,185 million (2018: EUR 4,713 million).

As at 31 December 2019, Loans include receivables related

to securities in reverse repurchase
transactions amounting to EUR 8,943 million (2018: EUR 6,686 million) and receivables related to finance lease contracts amounting to EUR 24 million

(2018: EUR 51 million). Reference is made to
Note 7 ‘Loans and advances to customers’ for information on finance lease receivables.

As at 31 December 2019, all loans and advances to banks are non-subordinated.

4 Financial assets at fair value

through profit or loss
Financial assets at fair value through profit or loss
2019 2018
Trading

assets
49,254 50,152
Non-trading derivatives 2,257 2,664
Designated at fair value through profit or loss 3,076 2,887
Mandatorily measured at fair value through

profit or loss
41,600 64,783
96,187 120,486

Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions which were

not derecognised, because ING Group continues to be exposed
to substantially all risks and rewards of the transferred

financial asset. These

assets are included in
Trading

assets and Financial assets mandatorily measured at fair value through profit or loss.
Reference is made to Note 43 ‘Transfer

of financial assets’

for information on transferred

assets
which were not derecognised.

Trading

assets
Trading assets by type
2019 2018
Equity securities 8,499 8,898
Debt securities 6,256 5,213
Derivatives 21,694 22,110
Loans and receivables 12,806 13,931
49,254 50,152

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Trading

assets include assets that are classified under

IFRS as Trading,

but are closely related to
servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets.

A significant part

of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING
provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are
directly related to services to ING’s customers.

Part of the trading assets are sold subject to repurchase

agreements, securities lending and similar
agreements comparable to collateralised

lending, and continue to be recognised in the
consolidated statement of financial position.

From

a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented

separately on the statement of financial
position since IFRS does not always allow netting of these positions in the statement of financial position.

As at 31 December 2019, Trading

Assets - Loans and receivables include receivables

of EUR 11,969
million (2018: EUR 12,939 million) with regard to reverse repurchase transactions.

Reference is made to Note 15 ‘Financial liabilities at fair value thro ugh profit or loss’ for information
on trading liabilities.

Non-trading derivatives
Non-trading derivatives by type
2019 2018
Derivatives used in
-

fair value hedges
524 650
-

cash flow hedges
677 1,012
-

hedges of net investments in foreign operations
23 41
Other non-trading derivatives 1,033 961
2,257 2,664

Reference is made to Note 39 ‘Derivatives

and hedge accounting’ for information on derivatives
used in hedge accounting.

Other non-trading derivatives mainly includes interest rate

swaps and foreign exchange currency
swaps for which no hedge accounting is applied.

Designated at fair value

through profit or loss
Designated at fair value through profit or loss by type
2019 2018
Debt securities 2,334 2,114
Loans and receivables 742 772
3,076 2,887

‘Financial assets designated at fair value through profit or loss’ includes a portfolio of loans and receivables which is economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans are recorded

at fair value to avoid an accounting mismatch.
The maximum credit exposure of the loans and receivables included in ‘Financial assets designated at fair value through profit or loss’ approximates its carrying value. The cumulative change in fair
value of the loans attributable to changes in credit risk is not significant.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The notional value of the related credit derivatives is EUR 1,672 million (2018: EUR 1,364 million).
The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated, amounts to EUR 29 million (2018: EUR -23 million)

and the change for
the current year amounts to EUR -52 million (2018: EUR 17 million).

The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.

Mandatorily at fair value

through profit or loss
Mandatorily at fair value through profit or loss by type
2019 2018
Equity securities 159 210
Debt securities 733 1,103
Loans and receivables 40,708 63,469
41,600 64,783

None of the equity securities are individually significant

for ING Group.

For details on ING Group’s total exposure

to debt securities reference is made to Note 6 ‘Securities
at amortised cost’.

As at 31 December 2019, Loans and receivables

mandatorily measured at fair value through profit
or loss includes EUR

38,985 million (2018: EUR

63,022 million) with regard to reverse

repurchase
transactions.

5 Financial assets at fair value

through other comprehensive

income
Financial assets at fair value through other comprehensive income by type
2019 2018
Equity securities
2,306 3,228
Debt securities 1
30,483 25,616
Loans and advances 1
1,680 2,379
34,468 31,223
1

Debt securities include an amount of EUR -7 million

(2018: EUR -6 million)

and the Loans and advances includes EUR -3
million (2018: EUR -5 million) of Loan loss provisions.

Exposure to equity securities
Equity securities designated as at fair value through other comprehensive income
Carrying
value
Dividend
income
Carrying
value
Dividend
income
2019 2019 2018 2018
Investment in Bank of Beijing
2,001 93 1,967 83
Investment in Kotak Mahindra

Bank
– – 919 1
Other Investments
305 18 342 8
2,306 111 3,228 92

For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair value through other comprehensive

income, instead of the IFRS 9 default
measurement of fair value through profit or loss.

As at 31 December 2019 ING holds approximately 13% (2018: 13%)

of the shares of Bank of
Beijing, a bank listed on the stock exchange of Shanghai. Following a change in regulatory requirements set by China Banking and Insurance

Regulatory Commission,

ING, as a shareholder
holding more than 5% or more of the shares, is required

to supply additional capital when
necessary. No request for additional capital was received

in 2019 (2018: not applicable).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
FVOCI equity
securities
FVOCI debt
instruments 1 Total
2019 2018 2019 2018 2019 2018
Opening balance as at 1 January
3,228 3,983 27,995 65,747 31,223 69,730
Effect of change in accounting policy due to the
implementation of IFRS 9 –184 –31,945 –32,129
Additions
11 33 16,259 10,486 16,270 10,518
Amortisation
–12 –12 –12 –12
Transfers

and reclassifications
3 1 –0 1 3 2
Changes in unrealised revaluations 2
139 –463 258 –660 397 –1,123
Impairments
–2 –2
Reversals of impairments
1 16 1 16
Disposals and redemptions
–1,091 –178 –12,298 –15,478 –13,389 –15,656
Exchange rate differences
15 35 –40 –159 –25 –124
Changes in the composition of the group and other
changes 0 2 1 3 1
Closing balance 2,306 3,228 32,163 27,995 34,468 31,223
1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealised revaluations include changes on hedged items which are recognised in the statement of profit or loss.

Following a partial divestment in the fourth quarter of 2018, ING sold its last tranche of shares in
India’s Kotak Mahindra Bank (Kotak)

in the first quarter

of 2019 for EUR 880 million. The transaction,
for a stake of 3.07%, concluded the divestment process and was the main driver for the increase in the ‘disposal’ line.

Reference is made to Note 6 ‘Securities at amortised cost’ for details on ING Group’s total exposure to debt securities.

6 Securities at amortised cost

Securities at amortised cost fully consist of Debt securities.

ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:
Exposure to debt securities
2019 2018
Debt securities at fair value through other comprehensive

income
30,483 25,616
Debt securities at amortised cost 46,108 47,276
Debt securities at fair value through other comprehensive

income and amortised cost
76,592 72,893
Trading

assets
6,256 5,213
Debt securities at fair value through profit or loss 3,067 3,218
Total

debt securities at fair value through profit or loss
9,323 8,431
85,914 81,323

ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio)
of EUR 79,659 million (31 December 2018: EUR 76,111 million) is specified as follows:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Debt securities by type of exposure
Debt Securities
at FVPL
Debt Securities
at FVOCI
Debt Securities
at AC Total
2019 2018 2019 2018 2019 2018 2019 2018
Government bonds
408 142 20,300 15,580 25,627 24,659 46,334 40,381
Sub-sovereign, Supranationals

and
Agencies 505 467 6,606 5,928 10,689 11,244 17,801 17,639
Covered

bonds
1,734 2,245 6,960 6,722 8,693 8,967
Corporate bonds
– 23 476 485 143 765 619 1,273
Financial institutions' bonds
1,440 1,527 332 460 1,536 2,415 3,308 4,402
ABS portfolio
714 1,059 1,043 924 1,163 1,483 2,920 3,466
3,067 3,218 30,491 25,622 46,118 47,288 79,676 76,128
Loan loss provisions
–7 –6 –10 –11 –17 –17
Bond portfolio
3,067 3,218 30,483 25,616 46,108 47,276 79,659 76,111

Approximately 90% (2018: 99%) of the exposure in the ABS portfolio is externally rated AAA, AA or
A. There are no borrowed

debt securities recognised in the statement of financial position.

7 Loans and advances

to customers
Loans and advances to customers by type
Netherlands International Total
2019 2018 2019 2018 2019 2018
Loans to, or guaranteed

by, public authorities
25,340 24,547 16,849 17,257 42,190 41,803
Loans secured

by mortgages
117,199 117,848 231,327 219,530 348,526 337,379
Loans guaranteed

by credit institutions
206 195 3,569 2,901 3,775 3,095
Personal lending 3,482 3,304 24,768 21,563 28,250 24,867
Corporate loans 39,645 37,213 150,233 149,787 189,878 187,000
185,873 183,106 426,746 411,037 612,619 594,144
Loan loss provisions –1,193 –1,480 –3,398 –3,011 –4,590 –4,491
184,680 181,626 423,349 408,027 608,029 589,653

As at 31 December 2019, Loans and advances to customers – corporate loans include receivables with regard to securities which have been acquired

in reverse repurchase

transactions amounting
to EUR 180 million (2018: EUR 266 million).

Loans and advances to customers by subordination
2019 2018
Non-subordinated 607,908 589,533
Subordinated 121 120
608,029 589,653

No individual loan or advance has terms and conditions that significantly affect the amount, timing
or certainty of the consolidated cash flows

of the Group.

Loans and advances to customers and Loans

and advances to banks include finance lease
receivables and are detailed as follows:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Finance lease receivables
2019 2018
Maturities of gross investment in finance lease receivables
-

within 1 year
3,116 2,374
-

between 1-2 years
3,811 n/a
-

between 2-3 years
2,145 n/a
-

between 3-4 years
717 n/a
-

between 4-5 years
367 n/a
-

more than 1 year but less than 5 years
n/a 5,959
-

more than 5 years
434 1,646
10,591 9,979
Unearned future finance income on finance leases –580 –673
Net investment in finance leases 10,011 9,306
Included in Loans and advances to banks 24 51
Included in Loans and advances to customers 9,987 9,256
10,011 9,306

The finance lease receivables mainly relate to the financing of equipment and to a lesser extent
real estate for third parties, where ING is the lessor.

The finance lease receivables are part of
corporate loans. Interest income in 2019 on Finance lease receivables amounts to EUR 251 million
(2018: EUR 269 million).
Expected credit losses for uncollectable finance lease receivables of EUR 136 million as at 31
December 2019 (2018: EUR 150 million) is included in the loan loss provision. The loan loss provision for finance lease receivables is classified

into the following loan loss provision stages; stage 1: EUR 2 million (2018: EUR 5 million), stage 2: EUR 6 million (2018: EUR 11 million), and stage 3: EUR 128
million (2018: EUR 134 million).

No individual finance lease

receivable has terms and conditions that significantly affect the
amount, timing or certainty of the consolidated cash flows

of the Group.

8 Investments in associates

and joint venture

s
Investments in associates and joint ventures
2019
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB Public Company Limited 23 1,109 1,509 55,804 49,974 1,145 891
Other investments in associates and joint
ventures
281
1,790

Investments in associates and joint ventures
2018
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB Public Company Limited
30 776 991 23,494 20,884 1,055 722
Other investments in associates and joint
ventures
212
1,203

TMB is a financial institution

providing products and services to Wholesale, Small and Medium
Enterprise (SME), and Retail customers. TMB is domiciled in Bangkok, Thailand and is listed on the
Stock Exchange of Thailand (SET). In December 2019 TMB merged with Thanachart Bank and became Thailand’s sixth largest bank. Prior to this merger ING paid a capital contribution to TMB of
EUR 381 million. As a result of the merger transaction ING recognized a gain of EUR 16 million
mainly to partial release of the related foreign currency

reserves.

Other investments in associates and joint ventures are mainly financial services and financial technology funds or vehicles operating predominantly in Europe

ING Group does not hold any interests in Investments in associates and joint ventures that are
individually significant

to ING Group. Other investments in associates and joint ventures represents

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

a large number of associates and joint ventures with an individual carrying value of less than EUR
50 million.

Significant influence

for associates in which the interest held is below 20%, is based on the combination of ING Group’s financial interest and other arrangements, such as participation in the
Board of Directors.

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

Accumulated impairments of EUR 49 million (2018: EUR 15 million) have been recognised. The values presented in the tables above could differ from the values presented in the individual
financial statements

of the associates and joint ventures, due to the fact that the individual values have been brought in line with ING Group’s accounting principles. When the fair value of the investment is below cost for a significant amount or prolonged period of time, an impairment test is performed.
The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends it can pay to ING. These restrictions are for example dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are

imposed by industry regulators in the countries in which the associates and joint ventures operate.

In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures
2019 2018
Opening balance 1,203 1,088
Effect of change in accounting policy due to the implementation of IFRS 9 –28
Additions 507 97
Transfers

to and from Investments/Other assets and liabilities
4 5
Revaluations –18 –2
Share of results 82 146
Dividends received –58 –30
Disposals –10 –116
Impairments –34 –3
Exchange rate differences 113 47
Closing balance 1,790 1,203

Share of results from

associates and joint ventures of EUR 82 million (2018: EUR 146 million) as included in the table above, is mainly attributable to results of TMB of EUR 77 million (2018: EUR
117 million).
Share of results from

associates and joint ventures as presented in the statement of profit or loss includes, besides above mentioned share of results, also impairments.

9 Property and equipment
Property and equipment by type
2019 2018
Property in own use 757 780
Equipment 940 879
Right- of- use assets 1,476 n/a
3,172 1,659

As ING has implemented IFRS 16 Leases without restating comparatives,

no Right-of-use assets
were recognised in 2018. Reference

is made to Note 1 ‘Accounting policies’, 1.4.3. IFRS 16 ’leases’ –
Impact of adoption.
ING considers valuations from third party

experts in determining the fair values of Property, Plant
and Equipment.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in property in own use
2019 2018
Opening balance 780 774
Additions 5 5
Reclassifications
- Transfers

to and from Other Assets
–1 11
Amounts recognised in the statement of profit or loss for the year
- Depreciation –11 –14
-

Impairments
–2 –4
-

Reversal of impairments
6 17
–7 –1
Revaluations recognised

in equity during the year
58 23
Disposals –72 –12
Exchange rate differences –7 –20
Closing balance 757 780
Gross carrying amount as at 31 December 1,279 1,320
Accumulated depreciation as at 31 December –385 –387
Accumulated impairments as at 31 December –137 –153
Net carrying value as at 31 December 757 780
Revaluation surplus
Opening balance 280 279
Revaluation in the year 59 1
Closing balance 339 280

The cost or the purchase price amounted to EUR 940 million (2018: EUR 1,040 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 417 million
(2018: EUR 500 million) had property in own use been valued at cost instead of at fair value.

Changes in equipment
Data processing Fixtures and fittings
equipment and other equipment Total
2019 2018 2019 2018 2019 2018
Opening balance 290 291 589 626 879 917
Additions 149 148 200 136 349 284
Disposals –1 –1 –8 –4 –9 –5
Depreciation –136 –133 –142 –164 –278 –298
Impairments –0 –4 –1 –1 –1 –5
Exchange rate differences 1 –8 1 –5 2 –13
Changes in the composition of the group
and other changes
3 –4 –5 1 –3 –2
Closing balance 307 290 633 589 940 879
Gross carrying amount as at 31 December 1,479 1,346 2,408 2,305 3,886 3,651
Accumulated depreciation as at 31 December –1,171 –1,055 –1,774 –1,716 –2,946 –2,771
Accumulated impairments as at 31 December –1 –1 –1 –0 –1 –1
Net carrying value as at 31 December 307 290 633 589 940 879

Right-of-use assets relates to leased land and buildings, cars and other assets.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in Right-of-use assets
Property Cars
Other
leases Total
2019 2019 2019 2019
Opening balance n/a n/a n/a n/a
Effect of changes in accounting policy due to the implementation of IFRS 16
1,138 70 72 1,280
Additions 381 65 –2 444
Depreciation –211 –40 –12 –262
Impairments –0 –0
Remeasurements 29 1 0 30
Disposals –18 –0 –0 –19
Exchange rate differences 8 –0 –1 7
Changes in the composition of the group and other changes –4 0 –4
Closing balance 1,323 96 57 1,476
Gross carrying amount as at 31 December 1,503 135 69 1,707
Accumulated depreciation as at 31 December –213 –40 –12 –265
Accumulated impairments as at 31 December –0 –0
Accumulated remeasurement

as at 31 December
33 1 0 34
Net carrying value as at 31 December 1,323 96 57 1,476

10 Intangible assets
Changes in intangible assets
Goodwill Software Other Total
2019 2018 2019 2018 2019 2018 2019 2018
Opening balance 918 816 868 648 53 5 1,839 1,469
Additions 17 202 94 95 0 111 297
Capitalised expenses 285 286 285 286
Amortisation –235 –204 –2 –5 –237 –209
Impairments –61 –12 –0 –61 –12
Exchange rate differences –28 –99 0 –5 – 0 –28 –104
Disposals –1 0 –0 –1 0
Changes in the composition of the group
and other changes
8 59 1 52 9 111
Closing balance 907 918 958 868 52 53 1,916 1,839
Gross carrying amount as at 31 December 907 918 2,608 2,359 61 60 3,575 3,338
Accumulated amortisation as at 31 December –1,641 –1,487 –7 –5 –1,648 –1,492
Accumulated impairments as at 31 December –9 –4 –2 –2 –11 –6
Net carrying value as at 31 December 907 918 958 868 52 53 1,916 1,839

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Goodwill
Goodwill is allocated to groups of cash generating

units (CGUs) as follows:
Goodwill allocation to group of CGUs
Method used for
recoverable

amount
Discount
rate
Long term
growth rate
Goodwill Goodwill
Group of CGU’s 2019 2018
Retail Netherlands

Values in use
6.10% 0.00% 30 14
Retail Belgium

Values in use
6.94% 0.00% 50 50
Retail Germany

Values in use
6.10% 0.00% 349 349
Retail Growth Markets 1

Values in use
10.47% 3.34% 209 231
Wholesale Banking 1

Values in use
7.29% 0.69% 268 274
907 918

1

Goodwill related to Growth Countries is allocated across two groups of CGUs, EUR 209 million to Retail Growth Markets and
EUR 61 million to Wholesale Banking (2018: EUR 230 million to Retail Growth Markets and EUR 67 million to Wholesale
Banking).

Changes in the goodwill in 2019 mainly relate to the acquisition of 80% of the shares of
Intersoftware Group B.V.

The transaction resulted in recognition of EUR 16 million of goodwill which is fully allocated to Retail Netherland CGU.

In 2018, changes in the goodwill relate to the acquisition of 75% of the shares of Payvision Holding
B.V.

and 90% of the shares of Makelaarsland B.V.

The acquisition of Payvision and Makelaarsland
resulted in a recognition of goodwill of respectively EUR 188 million, allocated to Wholesale
Banking, and EUR 14 million, allocated to Retail Netherland.

Other changes in goodwill of the CGU’s Wholesale Banking and Retail Growth Markets relate to changes in currency exchange rates. Reference

is made to Note 47 ‘Consolidated companies and
businesses acquired and divested’ for further information on the acquisitions that took place in
2018, 2019 and the goodwill recognised.

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

The recoverable

amount exceeds the carrying value of the CGUs for 2019 and 2018 and therefore no impairment is required.
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
Software and Other intangible assets
Software, includes internally developed software amounting to EUR 741 million (2018: EUR 624 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In 2018, Changes in the composition of the group and other changes mainly relates to the recognition of intangible assets following the acquisition of Payvision.

Reference is made to Note
47 ‘Consolidated companies and businesses acquired and divested’ for further information on the acquisitions that took place in 2018 and the assets and liabilities recognised.

The carrying value of CGU Wholesale Banking includes EUR 20 million of intangibles with indefinite life which relates to acquired trade

names in the payments and cash management business. The
asset is deemed to have indefinite life because there is no foreseeable limit to the cash flows generated by those intangible assets.

No impairment of indefinite

useful life asset was recognised

in 2019 (2018: nil).

11 Other assets
Other assets by type
2019 2018
Net defined benefit

assets
709 527
Investment properties 46 54
Property development and obtained from

foreclosures
98 124
Accrued assets 783 783
Amounts to be settled 2,835 4,248
Other 2,546 2,696
7,018 8,433

Disclosures in respect of Net defined benefit

assets are provided in Note 36 ‘Pension and other post-
employment benefits’.
Accrued assets
Accrued assets relate to income to be received attributable to 2019 and amounts paid in advance in respect of costs chargeable to subsequent periods.
Amounts to be settled
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transaction is short term and are expected to settle shortly after the closing date of the balance sheet.
Other
Other relates to various receivables

in the normal course of business, amongst others, short term receivables relating to mortgage issuance and other amounts receivable from customers.

12 Assets

and liabilities

held for

sale

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations.

In December 2018, ING reached an agreement to sell part of the ING Lease Italy business and classified the this Italian

lease business as Assets held for Sale (EUR 1.261 million). In the first

6
months of 2019 customers repaid EUR 100 million on outstanding. The sale of this Italian lease business was completed per 1 July 2019. The settlement price amounted to EUR 1.162 million, consisted of a EUR 368 million cash settlement, a EUR 20 million Deferred Purchase Price and a EUR
774 million Senior Loan facility for the portfolio of lease receivables. The deferred purchase price is
linked to the performance of the sold portfolio and is reported under the financial assets
mandatorily measured at fair value through profit and loss. The additional loss in 2019 amounted to EUR -2 million (2018: EUR -123 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Reference is made to Note 25 ‘Result

on disposal of group companies’ and to Note 47 ‘Consolidated companies and businesses acquired and divested’.
13 Deposits

from

banks

Deposits from banks include non-subordinated debt from banks, except for amounts in the form of debt securities.

Deposits from banks by type
Netherlands International Total
2019 2018 2019 2018 2019 2018
Non-interest bearing 107 22 73 412 180 434
Interest bearing 17,544 17,211 17,101 19,686 34,646 36,896
17,651 17,233 17,175 20,097 34,826 37,330

Deposits from banks includes ING’s participation in the targeted longer-term refinancing operations
(TLTRO)

of EUR 17.7 billion (2018: EUR 17.7 billion). The TLTRO aims to stimulate lending to the real economy in the Eurozone.

The interest rate

on the TLTRO’s is fixed over the life of each operation at
the benchmark rate of the European Central

Bank.

14 Customer deposits
Customer deposits
2019 2018 1
Savings accounts 326,864 322,711
Credit balances on customer accounts 224,022 205,053
Corporate deposits 22,329 26,920
Other 1,140 1,044
574,355 555,729
1

The prior periods have been updated to improve

consistency and comparability.

Customer deposits by type
Netherlands International Total
2019 2018 2019 2018 2019 2018
Non-interest bearing 19,030 16,841 24,782 25,342 43,812 42,182
Interest bearing 159,546 155,910 370,997 357,635 530,543 513,546
178,576 172,751 395,779 382,977 574,355 555,729

Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of private individuals.

15 Financial liabilities at fair

value through profit

or loss
Financial liabilities at fair value through profit or loss
2019 2018
Trading

liabilities
28,042 31,215
Non-trading derivatives 2,215 2,299
Designated at fair value through profit or loss 47,684 59,179
77,942 92,693

Reference is made to Note 43 ‘Transfer

of financial assets’

for information on securities lending as
well as sale and repurchase transactions included in Trading liabilities and Financial liabilities
designated at fair value through profit or loss.

Trading

liabilities
Trading liabilities by type
2019 2018
Equity securities 193 355
Debt securities 1,201 5,363
Funds on deposit 5,322 3,968
Derivatives 21,325 21,528
28,042 31,215

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

As at 31 December 2019, Trading

liabilities include funds on deposit of EUR 4,556 million (2018: EUR
3,227 million) with regard to repurchase

transactions.

Non-trading derivatives
Non-trading derivatives by type
2019 2018
Derivatives used in:
-

fair value hedges
873 1,035
-

cash flow hedges
339 458
-

hedges of net investments in foreign operations
51 17
Other non-trading derivatives 953 791
2,215 2,299

Reference is made to Note 39 ‘Derivatives

and hedge accounting’ for information on derivatives
used for hedge accounting.

Other non-trading derivatives mainly includes interest rate

swaps and foreign currency swaps for
hedging purposes, but for which no hedge accounting is applied.

Designated at fair value

through profit or loss
Designated at fair value through profit or loss by type
2019 2018
Debt securities 8,053 8,216
Funds entrusted 39,386 50,650
Subordinated liabilities 246 313
47,684 59,179

As at 31 December 2019, financial

liabilities designated at fair value through profit or loss include funds entrusted of EUR 38,492 million (2018: EUR 49,010 million) with regard to repurchase transactions.

As at 31 December 2019, the change in the fair value of financial liabilities designated at fair value
through profit or loss attributable to changes in credit risk is EUR 139 million (2018: EUR 18 million)
on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability

that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate

risk based on yield curves).

The amount that ING Group is contractually required to pay

at maturity to the holders of financial
liabilities designated at fair value through profit or loss excluding repurchase agreements is EUR
8,634 million (2018: EUR

9,934 million).

16 Provisions
Provisions by type
2019 2018
Reorganisation provisions 385 613
Other provisions 303 399
688 1,011
Reorganisation provisions
Changes in reorganisation provisions
2019 2018
Opening balance 613 1,097
Additions 56 53
Unused amounts reversed –49 –49
Utilised –234 –487
Other changes –0 –2
Closing balance 385 613

In 2019 the addition to the reorganisation provision is mainly related to ING’s Agile transformation
in Germany and updates in existing reorganization provisions.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

In 2018, changes in the reorganisation provisions were

mainly attributable to existing initiatives
following the digital transformation programmes

of ING Bank. These initiatives are implemented
over a period of several

years and the estimate of the reorganisation provisions is inherently uncertain. The provision at the balance sheet date represents the best estimate of the expected redundancy costs and are expected to be sufficient

to cover these costs.

Other provisions
Changes in other provisions
Litigation Other Total
2019 2018 2019 2018 2019 2018
Opening balance 165 365 234 251 399 616
Effect of change in accounting policies 7 11 7 11
Additions 74 59 46 35 120 95
Interest –5 1 –5 1
Unused amounts reversed –31 –76 –38 –37 –68 –113
Utilised –104 –186 –12 –28 –116 –214
Exchange rate differences –1 –4 –0 1 –1 –3
Other changes –0 6 –31 –0 –31 6
Closing balance 102 165 201 234 303 399

Reference is made to Note 46 ‘Legal

proceedings’ for developments in litigation provisions.

In 2019, Other provisions – other includes provisions of EUR 25 million (2018: EUR 42 million) that relate to credit replacement

facilities and EUR 93 million (2018: EUR 80 million)

that relate to non-
credit replacement, off balance facilities.

As at 31 December 2019 amounts expected to be settled within twelve months, amount to EUR
146 million. The amounts included in Other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Further reference

is made to Note 28 ‘Other operating expenses’.

17 Other liabilities
Other liabilities by type
2019 2018
Net defined benefit

liability
483 421
Other post-employment benefits 84 76
Other staff-related liabilities 526 473
Share-based payment plan liabilities 6 9
Other taxation and social security contributions 442 403
Rents received in advance 9 61
Costs payable 2,111 2,272
Amounts to be settled 4,741 6,098
Lease liabilities 1,507 n/a
Other 2,921 3,697
12,829 13,510

Disclosures in respect of Net defined benefit

liabilities are provided in Note 36 ‘Pension and other
post-employment benefits’.
Other staff-related liabilities
Other staff-related liabilities includes vacation leave provisions, variable compensation provisions, jubilee provisions, and disability/illness provisions.
Costs payable
Costs payable relate to costs attributable to 2019, which will be paid in subsequent periods.
Amounts to be settled
Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transaction is short term and are expected to settle shortly after the closing date of the balance sheet.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Lease liabilities
As ING has implemented IFRS 16 Leases without restating comparatives,

no Lease Liabilities were
recognised in 2018. Reference

is made to Note 1 ‘Accounting policies’, 1.4.3. IFRS 16 ’leases’ –
Impact of adoption.

The total cash outflow for leases in 2019 was EUR 271 million.

Other

Other relates mainly to balances on margin accounts or amounts payable to customers.
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

Debt securities in issue – maturities
2019 2018
Fixed rate debt securities
Within 1 year 26,871 32,626
More than 1 year but less than 2 years 10,358 7,766
More than 2 years but less than 3 years 9,527 10,267
More than 3 years but less than 4 years 6,321 8,228
More than 4 years but less than 5 years 2,836 6,288
More than 5 years 29,007 20,321
Total

fixed rate debt securities
84,920 85,496
Floating rate debt securities
Within 1 year 24,938 22,684
More than 1 year but less than 2 years 3,126 4,134
More than 2 years but less than 3 years 3,041 1,587
More than 3 years but less than 4 years 1,541 1,234
More than 4 years but less than 5 years 144 1,563
More than 5 years 816 3,053
Total

floating rate debt securities
33,608 34,255
Total

debt securities
118,528 119,751

In 2019 Debt securities in issue decreased by EUR 1.2 billion. This decrease is mainly attributable to a decrease in commercial paper of EUR 6.1 billion, matured savings certificates of EUR 1.2 billion,

the redemption of RMBS (residential mortgage backed securities) of EUR 2.3 billion, partly offset by
the issuance of long term maturity bonds of EUR 2.8 billion, covered bonds of EUR 2.9 billion and certificates of deposits

of EUR 1.9 billion,

and an increase in other Debt securities in issue of EUR 0.8 billion.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

19 Subordinated

loans

Subordinated loans by group companies
2019 2018
ING Groep N.V. 13,069 10,355
ING Group companies 3,519 3,370
16,588 13,724

Subordinated loans issued by ING Groep N.V.

include bonds issued to raise Tier 1 and lower Tier 2 (CRD IV eligible)
capital for ING Bank N.V.

Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated

loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current

and future liabilities of ING Bank N.V.

Changes in subordinated loans

2019 2018
Opening balance 13,724 15,968
Effect of change in accounting policy due to the implementation of IFRS 9 241
New issuances 3,429 1,859
Repayments –933 –4,646
Exchange rate differences and

other
367 302
Closing balance 16,588 13,724

In 2019 ING Groep N.V.

issued two Perpetual additional Tier 1 Contingent Convertible Capital
Securities of USD 1.25 billion with first

call date on 16 April 2024 and USD 1.5 billion with first

call
date on 16 November 2026. In addition, subordinated Tier 2 notes of EUR 1 billion have been issued on 13 November 2019.

In June 2019 ING redeemed USD 1 billion Tier 1 ING Perpetual Hybrid Capital Securities.

The average interest rate

on subordinated loans is

4.38% (2018: 4.44%). The interest expense
during the year 2019 was EUR 660 million (2018: EUR 711 million).

Equity
20 Equity
Total

equity
2019 2018 2017
Share capital and share premium
-

Share capital
39 39 39
-

Share premium
17,078 17,050 17,006
17,117 17,088 17,045
Other reserves

-

Revaluation reserve:

Available-for

-sale and other
n/a n/a 3,447

-

Revaluation reserve:

Equity securities at FVOCI
1,580 1,914 n/a

-

Revaluation reserve:

Debt instruments at FVOCI
322 398 n/a

-

Revaluation reserve:

Cash flow hedge
1,208 604 263

-

Revaluation reserve:

Credit liability
–114 8 n/a

-

Revaluation reserve:

Property in own use
253 204 203

-

Net defined benefit

asset/liability remeasurement reserve
–336 –394 –400

-

Currency translation reserve
–2,079 –2,043 –1,663

-

Share of associates and joint ventures

and other reserves
3,189 2,940 2,527

-

Treasury

shares
–10 –11 –15
4,013 3,621 4,362
Retained earnings 29,866 28,339 27,022
Shareholders’ equity (parent) 50,996 49,049 48,429
Non-controlling interests 893 803 715
Total

equity
51,889 49,851 49,144

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Share capital and share

premium
Share capital
Share capital
Ordinary shares (par value EUR 0.01)
Number x 1,000 Amount
2019 2018 2017 2019 2018 2017
Authorised share capital 14,729,000 14,729,000 14,729,000 147 147 147
Unissued share capital 10,832,266 10,837,272 10,843,210 108 108 108
Issued share capital 3,896,734 3,891,728 3,885,790 39 39 39

Changes in issued share capital
Ordinary shares
(par value EUR 0.01)
Number x
1,000
Amount
Issued share capital as at 1 January 2017 3,878,484 39
Issue of shares 7,306
Issued share capital as at 31 December 2017 3,885,790 39
Issue of shares 5,938
Issued share capital as at 31 December 2018 3,891,728 39
Issue of shares 5,006
Issued share capital as at 31 December 2019 3,896,734 39

In 2019, ING Groep N.V.

issued 5.0 million ordinary shares (2018: 5.9 million ordinary shares, 2017:
7.3 million). These issues were made in order to fund obligations arising from share-based employee incentive programmes.

In 2019, 2018 and 2017 respectively, ING Groep N.V.

issued USD 2,750 million, nil and nil Perpetual
Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms
and conditions, convert by operation of law into ordinary shares if the conditions to such conversion are fulfilled. As a result of this conversion, the issued share capital can increase by no
more than 306 million ordinary shares. Reference

is made to Note 19 ‘Subordinated loans’.

Ordinary shares
All ordinary shares are

in registered form. No share

certificates have been issued. Ordinary shares
may be transferred by means of a deed of transfer.

A transfer of ordinary shares

requires written
acknowledgement by ING Groep N.V.

Ordinary shares are

listed on various stock exchanges. The
par value of ordinary shares is EUR 0.01 . The authorised ordinary share capital of ING Groep N.V.
currently consists of 14,729 million ordinary shares. As at 31 December 2019, 3,897 million ordinary shares were

issued and fully paid.

Ordinary shares held by ING Group (Treasury

shares)
As at 31 December 2019, 0.9 million ordinary shares (2018: 1.1 million and 2017: 0.9 million) of ING
Groep N.V.

with a par value of EUR 0.01 are held by ING Groep N.V.

or its subsidiaries. The
obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Share premium
Share premium
2019 2018 2017
Opening balance 17,050 17,006 16,950
Issue of shares 28 44 56
Closing balance 17,078 17,050 17,006

The increase in share premium, is a result

of the issuance of ordinary shares related

to share-based
employee incentive programmes.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Other reserves

Revaluation reserves

Changes in revaluation reserve
Equity securities at FVOCI Debt instruments at FVOCI AFS and other Cash flow hedge Credit liability Property in own use
2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017
Opening balance 1,914 n/a n/a 398 n/a n/a n/a 3,447 3,830 604 263 777 8 n/a n/a 204 203 204
Effect of change in accounting policy due to the implementation of
IFRS 9
2,432 629 -3,447 -190
Changes in credit liability reserve -116 199
Unrealised revaluations 137 -461 -43 -177 -293 604 342 -514 58 3 25
Realised gains/losses transferred

to the statement of profit or loss
-33 -54 -90
Realised revaluations transferred

to retained earnings
-472 -56 -6 -9 -2 -26
Closing balance 1,580 1,914 n/a 322 398 n/a n/a n/a 3,447 1,208 604 263 (114) 8 n/a 253 204 203
Equity securities at FVOCI
In 2019, the unrealised revaluations of EUR 137 million are

due to the revaluation of shares

in Bank
of Beijing EUR 35 million and shares in EquensWorldLine EUR 101 million. The EUR -472 million transfer of revaluation

reserve to retained earnings is mainly related

to the sale of shares in Kotak
Mahindra Bank EUR -320 million and EquensWorldLine EUR -149 million.

In 2018, the Equity securities at FVOCI revaluation reserve

decreased by EUR 517 million, mainly
due to the revaluation of shares

in Bank of Beijing EUR -549 million, partly offset

by revaluation of
shares in Kotak Mahindra

Bank EUR 71 million.

Available-for-sale and other
As from 2018, due to implementation of IFRS 9, the revaluation results of Available-for-sale and
other are reported in the FVOCI reserve.

In 2017, the Available-for-sale revaluation

reserve decreased by EUR 383 million mainly due to the
revaluation of shares

in Bank of Beijing EUR -479 million, partly offset

by revaluation of shares in
Kotak Mahindra Bank EUR 302 million.

Cash flow hedge
ING mainly hedges floating

rate lending with interest rate

swaps. Due to decrease in interest rate
yield curve in 2019 the interest rate swaps had a positive revaluation of EUR 604 million which is
recognised in cah flow hedge reserve.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Net defined benefit asset/liability

remeasurement reserve
Reference is made to Note 36 ‘Pension and other post-employment benefits’.

Currency translation

reserve
Changes in currency translation reserve
2019 2018 2017
Opening balance –2,043 –1,663 –770
Unrealised revaluations –134 71 192
Realised gains/losses transferred

to the statement of profit or loss
–138
Exchange rate differences 236 –451 –1,085
Closing balance –2,079 –2,043 –1,663

Realised gains/losses transferred to the statement of profit or loss is related to the sale of shares in
Kotak Mahindra Bank (EUR -119 million) and the effect of the merger transaction of TMB (EUR -18 million).
Unrealised revaluations relates

to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to hedge the CET1 ratio. The net increase of unrealized revaluations

and Exchange rate differences of EUR 102 million is related to several currencies.

Share of associates, joint ventures

and other reserves
Changes in share of associates, joint ventures and other

reserves
2019 2018 2017
Opening balance 2,940 2,527 2,235
Effect of change in accounting policy due to the implementation of IFRS 9 –28
Result for the year 180 160 153
Transfer

to/from retained earnings
69 280 139
Closing balance 3,189 2,940 2,527

Treasury

shares
Changes in treasury shares
Amount Number
2019 2018 2017 2019 2018 2017
Opening balance –11 –15 –8 1,137,701 944,257 600,634
Purchased/sold 1 4 –7 –218,314 193,444 343,623
Closing balance –10 –11 –15 919,387 1,137,701 944,257

Retained earnings
Changes in retained earnings

2019 2018 2017
Opening balance 28,339 27,022 24,371
Effect of change in accounting policy due to the implementation of IFRS 9 –390
Transfer

to/from other reserves
418 –211 –139
Result for the year 3,723 4,601 5,311
Dividend –2,650 –2,607 –2,564
Employee stock options and share plans 13 19 21
Changes in composition of the group and other changes 23 –96 22
Closing balance 29,866 28,339 27,022

Changes in the composition of the group
In 2019 ING acquired the additional 23% of shares in Payvsion. Given that ING already had control over Payvision, the acquisition of the shares in 2019 represents a shareholder transaction and
resulted in a transfer

between Non-controlling interest

and Retained earnings within Shareholders
equity of EUR 24 million. Reference is made to Note 47, 'Consolidated companies and businesses acquired and divested', 'Acquisitions'.

Dividend
In 2019, a cash dividend of EUR 2,650 million (2018: EUR 2,607 million and 2017: EUR 2,564 million)
was paid to the shareholders of ING Group.

For further information, reference

is made to Note 30 ‘Dividend per ordinary share’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Ordinary shares

- Restrictions with respect to dividend and repayment

of capital

The following equity components cannot be freely distributed: Revaluation reserves,

Net defined
benefit asset/liability

remeasurement reserve,

Currency translation reserve,

Share of associates
and joint ventures reserve

and Other reserves including the part related to the former Stichting
Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at 31 December 2019, an amount of EUR 1,818 million (2018: EUR 1,638 million; 2017: EUR 1,478 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank
SPN is included.

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

is legally required to create

a non-
distributable reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V.,

including minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries.

Non distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group’s subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves
2019 2018 2017
ING Bank 8,397 7,603 7,603
Other 0 97 75
Non-distributable reserves 8,398 7,700 7,678

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Notes to the Consolidated

statement of pro

fit or loss
21 Net interest income

Net interest income
2019 2018 2017 2019 2018 2017
Interest income on loans 19,028 18,966 1 18,338 Interest expense on deposits from banks 361 362 301
Interest income on financial assets at fair value through OCI 615 554 n/a Interest expense on customer deposits 2,934 2,607 2,664
Interest income on financial assets at amortised cost 673 780 1 n/a Interest expense on debt securities in issue 2,350 2,254 2,054
Interest income on non-trading

derivatives (hedge accounting)
4,319 4,497 n/a Interest expense on subordinated loans 660 711 784
Negative interest on liabilities 422 453 500 Negative interest on assets 349 412 407
Total

interest income using effective interest rate

method
25,056 25,249 n/a
Interest expense on non-trading derivatives

(hedge accounting)
4,615 4,826 5,946
Total

interest expense using effective interest rate

method
11,268 11,171 n/a
Interest income on financial assets at fair value through profit or loss 1,897 1,795 n/a
Interest income on investments n/a n/a 1,494 Interest expense on financial liabilities at fair value through profit or loss 1,695 1,578 n/a
Interest income on trading derivatives n/a n/a 16,108 Interest expense on trading derivatives n/a n/a 16,117
Interest income on other trading

portfolio
n/a n/a 1,028 Interest expense on other trading liabilities n/a n/a 744
Interest income on non-trading

derivatives (no hedge accounting)
1,181 1,059 1 700 1
Interest expense on non-trading derivatives

(no hedge accounting)
1,311 1,387 1 1,001 1
Interest income on non-trading

derivatives (hedge accounting)
n/a n/a 5,690 Interest expense on lease liabilities 25 n/a n/a
Interest income other 30 25 138 Interest expense other 54 33 331
Total

other interest income
3,107 2,880 n/a
Total

other interest expense
3,084 2,997 n/a
Total

interest income
28,163 28,129 43,996
Total

interest expense
14,353 14,169 30,349
Net interest income 13,811 13,960 13,647
1 The prior periods have been updated to improve consistency and comparability.

Total

Net interest income of EUR 13,811 million (2018: EUR 13,960 million) includes interest income and expense for instruments calculated using the effective interest rate method and other interest income and interest expense. IFRS 9 resulted

in changes to IAS 1 for the presentation of Interest
income for instruments calculated using the effective interest rate method, which ING reports as a separate line item in the consolidated statement of profit or loss as from 2018.

To

further enhance the relevance of the interest disclosures, ING

Group changed its separate
presentation since 2018 of interest (income and expenses) for trading derivatives,

trading securities
and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in
‘Valuation results

and net trading income’. The change in presentation is in line with the changed

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

presentation of accrued interest in the balance sheet that is no longer separately presented,

but
included in the corresponding balance sheet item of the host contract.

The new interest presentation was applied prospectively

together with the other presentation
requirements of IFRS 9 as from

2018.

22 Net fee and commission income
Fee and commission income
2019 2018 2017
Funds transfer 1,513 1,394 1,172
Securities business 603 618 532
Insurance broking 191 173 176
Asset management fees 205 170 116
Brokerage and advisory fees 611 584 548
Other 1,317 1,302 1,321
4,439 4,240 3,865

Other, mainly consists of commission fees in respect of bank guarantees of EUR 202 million (2018:
EUR 207 million; 2017: EUR 209 million), in respect of underwriting syndication loans of EUR 10
million (2018: EUR 4 million; 2017: EUR 52 million), in respect of structured finance fees of EUR 141
million (2018: EUR 129 million; 2017: EUR 136 million), and in respect of collective instruments distributed but not managed by ING of EUR 167 million (2018: EUR 165 million; 2017: EUR 165 million).

Fee and commission

expenses
2019 2018 2017
Funds transfer 659 597 437
Securities business 140 170 150
Insurance broking 2 2 4
Asset management fees 8 4 5
Brokerage and advisory fees 282 220 192
Other 481 448 367
1,571 1,442 1,155

All of ING’s net fee and commission income are in scope of IFRS 15 ‘Revenue from

Contracts with
Customers’. Reference is made to Note 34 ‘Segments’ which includes net fee and commission income, as reported to the Executive Board and the Management Board

Banking, disaggregated by
line of business and by geographical segment.

23 Valuation

results and net trading

income
Valuation results and net trading

income
2019 2018 2017
Securities trading results 974 –722 656
Derivatives trading results –998 540 59
Other trading results 117 116 62
Change in fair value of derivatives relating

to
–

fair value hedges
–318 185 –184
–

cash flow hedges (ineffective portion)
47 –19 44
–

other non-trading derivatives
93 868 –301
Change in fair value of assets and liabilities (hedged items) –518 –176 91
Valuation results

on assets and liabilities designated at FVPL
(excluding trading)
–358 366 –109
Foreign exchange

transactions results
801 69 1,194
–159 1,227 1,512

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Securities trading results includes the results

of market making in instruments such as government
securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures, and forward contracts. Foreign exchange
transactions results include gains and losses from spot and forward contracts, options, futures, and
translated foreign currency

assets and liabilities. As from current year the other trading results are presented separately in this disclosure.

Prior year figures are updated accordingly. Other trading
results include the results of trading

loans and funds entrusted.

The portion of trading gains and losses relating to trading securities still held as at 31 December
2019 amounts to EUR -82 million (2018: EUR 396 million; 2017: EUR -68 million).

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

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are

partly offset by results on these derivatives. The result
of these derivatives is included in Derivatives trading results. The result on currency trading

is
included in foreign exchange transactions results.

In 2019, Derivatives trading results

include EUR 39 million CVA/DVA

adjustments on trading
derivatives (2018: EUR -20 million; 2017: EUR 47 million).

‘Valuation results

and net trading income’ include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. Reference is made to Note 39 ‘Derivatives and hedge accounting’ for information on derivatives used for hedge accounting.

The fair value movements on the derivatives are

influenced by changes in the

market conditions,
such as stock prices, interest rates and currency exchange

rates. In addition, ‘Valuation

results and
net trading income’ include the results on assets and liabilities designated at fair value through profit or loss.

The Valuation results

on assets and liabilities designated at fair value through profit or loss include fair value changes on certain issued debt securities. Valuation results on assets and liabilities
designated at fair value through profit or loss were mainly due to changes in the fair value of financial liabilities

driven by changes in market conditions as disclosed in Note 15 ‘Financial liabilities at fair value through profit or loss’.

In 2019, Valuation results

on assets and liabilities designated at fair value through profit or loss
(excluding trading) include fair value adjustments on own issued notes amounting to EUR -424 million (2018: EUR 302 million; 2017: EUR -107 million). In 2017, DVA adjustment on own issued notes amounting to EUR -79 million was included in Valuation results. Starting 2018, in accordance with IFRS 9, the DVA

adjustment on own issued notes is recognised in Other Comprehensive

Income
‘Credit

liability reserve’.

Compared to previous

years, in 2019 Valuation results

and net trading income do not include
results on non-trading derivatives

related to warrants on the shares

of Voya and NN Group

(2018:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

EUR 90 million; 2017: EUR -52 million). As at 31 December 2018 ING no longer holds any warrants
on the shares of Voya

and NN Group.

Interest income from trading

assets in 2019 amounted to EUR 15,187 million (2018: EUR 13,924 million). Interest expense from trading liabilities in 2019

amounted to EUR 14,922 million (2018:
EUR 13,976 million).

‘Valuation results

and net trading income’ are reflected in the Consolidated statement of cash flows in the line Result before tax - Adjusted for: other.

24 Investment income
Investment income
2019 1 2018 1 2017 1
Dividend income 115 102 80
Realised gains/losses on disposal of debt instruments measured at FVOCI 46 77 n/a
Realised gains/losses on disposal of Available-for

-sale debt securities
n/a n/a 64
Impairments of Available-for-sale debt securities n/a n/a
Reversal of impairments of Available

-for-sale debt securities
n/a n/a 3
Realised gains/losses and impairments of debt instruments measured at
FVOCI
46 77 67
Realised gains/losses on disposal of Available-for

-sale equity securities
n/a n/a 48
Impairments of Available-for-sale equity securities n/a n/a –6
Realised gains/losses and impairments of Available-for

-sale equity
securities
n/a n/a 42
Income from and fair value gains/losses on investment

properties
27 4 3
Investment income 188 183 192

1 The adoption of IFRS 9 led to new presentation requirements for 2019 and 2018; 2017 period amounts have not been restated.’.

In 2019, 2018 and 2017, Dividend income mainly consists of dividend received from ING’s equity stake in Bank of Beijing.

Impairments and reversals of impairments on investments are presented within Investment
income, which is part of Total income.

25 Result on disposal of group

companies
Result on disposal of group companies
2019 2018 2017
Baring Private Equity Partners 1
ING Lease Italy –2 –123
ING Mauritius 119
117 –123 1

In 2019 the Result on disposal of group companies is mainly impacted by the sale of ING’s stake in
Kotak Mahindra Bank by ING Mauritius during 1Q 2019. ING Mauritius is in the process of being liquidated and consequently, the release of the currency translation reserve

(CTA) and the release
of the Net Investment Foreign Entities reserve

resulted in a one-off gain of EUR 119 million.

The Result on disposal of group companies includes the result (fair value less cost to sell) on the
sale of part of the ING Lease Italy business amounting to EUR -123 million, which was recognized in
2018 and a final result of EUR -2 million recognized in 2019.

In 2017 the Result on disposal of group companies included realised deferred profits on
divestments in prior periods related to Baring Private Equity Partners

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

26 Other

income

In 2019, Other income of EUR 252 million (2018: EUR 136 million; 2017: EUR 350 million) includes the recognition of EUR 79 million receivable related

to the insolvency of a financial institution.

Furthermore, Other income includes income from subleasing right of use assets and gains or losses from sale and lease back transactions amounting to EUR 5 million as well as income from positive recovery of defaulted

receivables of EUR 32 million. The remainder of the Other income is mainly impacted by positive results on the sale of loans and property and various other non-recurring results.

In 2017 an amount of EUR 121 million is included related to a tax charge at ING Australia Holdings
Ltd., for which a full reimbursement is expected to be received from NN Group.

27 Staff expenses
Staff expenses
2019 2018 2017
Salaries 3,572 3,287 3,273
Pension costs and other staff-related benefit costs 366 385 381
Social security costs 530 509 499
Share-based compensation arrangements 41 49 74
External employees 974 901 716
Education 64 87 76
Other staff costs 208 202 183
5,755 5,420 5,202

Number of employees
Netherlands International Total
2019 2018 2017 2019 2018 2017 2019 2018 2017
Total

average number
of internal employees at
full time equivalent basis
14,415 13,600 13,141 39,016 38,633 38,363 53,431 52,233 51,504

Share-based compensation arrangements include EUR 38 million (2018: EUR 46 million; 2017: EUR
69 million) relating to equity-settled share-based payment arrangements and EUR 3 million (2018:
EUR 3 million; 2017: EUR 5 million) relating to cash-settled share-based payment arrangements.
Remuneration of

senior management, Executive

Board and Supervisory Board
Reference is made to Note 50 ‘Related parties’.
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

ING grants four types of share awards,

deferred shares, performance shares

and upfront shares,
which form part of the variable remuneration offering via the Long term Sustainable Performance
Plan (LSPP), as well as fixed shares. The entitlement to the LSPP share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional, with the exception of the upfront shares which are

immediately vested upon grant. Additionally, a condition before vesting was applied to performance shares until 2018. As of 2019, this performance condition is no longer applicable. Upfront and deferred

shares awarded to the Management Board members of ING Group

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

as well as identified staff,

have a retention obligation that must be adhered to upon vesting, a minimum retention of 12 months applies. ING has the authority to apply a hold back to awarded but unvested shares and a claw-back to vested shares.

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

The share awards granted

in 2019 relate to the performance year 2018. In 2019, no

share awards
(2018: 31,743; 2017: 54,768) were granted to the members of the Executive Board of ING Groep
N.V.,

and

2,837 share awards (2018: 80,036; 2017:

104,449) were granted to the Management
Board Banking (related to pre

-board service period). To

senior

management and other employees

2,167,817 share awards (2018:

3,989,214; 2017:

4,846,903) were granted.

Every year, the ING Group Executive

Board decides whether the option and share schemes are to
be continued and, if so, to what extent. In 2010, the Group Executive Board decided not to continue the option scheme as from 2011. The existing option schemes will run off in the coming year as the
option rights will expire in 2020.

The option rights are valid for a period of ten years. Option rights that are not exercised within this period, lapse. Option rights granted will remain valid until the expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a pre-
determined continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Groep N.V.

shares at the date on which the options are granted.

The obligations with regard to the existing stock option plan and the share plans will be funded either by cash or by newly issued shares at the discretion of ING Group.

Changes in option rights outstanding
Options outstanding
Weighted average

exercise price
(in numbers) (in euros)
2019 2018 2017 2019 2018 2017
Opening balance 5,123,853 15,141,980 25,574,912 5.69 12.36 15.53
Exercised –2,186,316 –827,755 –2,216,764 4.40 5.91 5.89
Forfeited –45,852 –89,816 –168,007 7.01 8.09 14.26
Expired –535,342 –9,100,556 –8,048,161 3.51 16.75 24.18
Closing balance 2,356,343 5,123,853 15,141,980 7.35 5.69 12.36

As per 31 December 2019, total options outstanding consists of

1,733,349 options (2018:
3,754,976; 2017: 10,156,219) relating to equity-settled share-based payment arrangements and

622,994 options (2018: 1,368,877; 2017: 4,985,761) relating to cash-settled share-based payment arrangements.

The weighted average share price

at the date of exercise for options exercised during 2019 is EUR
10.89 (2018: EUR 13.65; 2017: 13.81). All option rights are vested.

Summary of stock options outstanding and exercisable
Options outstanding and exercisable as
at 31 December
Weighted average
remaining contractual life
Weighted average

exercise
price
Range of exercise
price in euros
2019 2018 2017 2019 2018 2017 2019 2018 2017
0.00 –

5.00
1,930,068 2,294,423 0.21 1.21 2.88 2.88
5.00 –

10.00
2,356,343 3,193,785 3,754,542 0.22 1.21 2.21 7.35 7.38 7.38
10.00 –

15.00
110,086 0.71 14.35
15.00 –

20.00
8,982,929 0.21 16.84
2,356,343 5,123,853 15,141,980

All options outstanding are exercisable.

As at 31 December 2019, the aggregate intrinsic value of
options outstanding and exercisable is EUR 8 million (2018: EUR 19 million; 2017: EUR 59 million).

Cash received

from stock option exercises for the year ended 31 December 2019 is EUR 7 million
(2018: EUR 4 million; 2017: EUR 10 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in share awards
Share awards
Weighted average

grant date fair value
(in numbers) (in euros)
2019 2018 2017 2019 2018 2017
Opening balance 5,854,999 7,222,279 8,382,963 11.62 11.46 10.44
Granted 2,170,654 4,100,993 5,006,120 10.04 12.50 13.20
Performance effect – 341,623 379,934 11.12 11.65 10.47
Vested –3,945,020 –5,565,093 –6,328,318 11.23 12.05 11.40
Forfeited –223,585 –244,803 –218,420 11.39 11.52 10.83
Closing balance 3,857,048 5,854,999 7,222,279 11.14 11.62 11.46

As at 31 December 2019 the share awards consists of

3,346,004 share awards (2018: 5,211,339;
2017: 6,416,705)

relating to equity-settled share-based payment arrangements and

511,044
share awards (2018: 643,660; 2017: 805,574) relating to cash-settled share

-based payment
arrangements.

The fair value of share awards

granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards.

The fair value calculation takes into account
the current stock prices, expected volatities and the dividend yield of ING shares.

As at 31 December 2019, total unrecognised compensation costs related to share awards amount
to EUR 15 million (2018: EUR 29 million; 2017: EUR 37 million). These costs are expected to be recognised over a weighted average

period of 1.4 years (2018: 1.4 years; 2017: 1.4 years).

28 Other operating expenses
Other operating expenses
2019 2018 2017
Regulatory costs 1,021 947 901
Audit and non-audit services 30 26 22
IT related expenses 759 779 737
Advertising and public relations 391 402 455
External advisory fees 416 358 353
Office

expenses
325 564 587
Travel

and accommodation expenses
140 179 178
Contributions and subscriptions 108 91 91
Postal charges 46 54 50
Depreciation of property and equipment 1 551 312 319
Amortisation of intangible assets 237 209 179
Impairments and reversals on property

and equipment and intangibles
59 19 18
Addition/(unused amounts reversed) of provision

for reorganisations
6 4 –5
Addition/(unused amounts reversed) of other provisions 29 –13 167
Other 477 1,332 575
4,598 5,262 4,627

1 Includes depreciation expenses of right-of-use assets as recognised under IFRS 16.
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee

Schemes (DGS), The Single
Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for
2019, are contributions to DGS of EUR 362 million (2018: EUR 364 million; 2017: EUR 341 million)
mainly related to the Netherlands, Germany, Belgium, Poland, and Spain and contributions to the
SRF and local resolution funds of EUR 239 million (2018: EUR 208 million; 2017: EUR 179 million). In
2019 local bank taxes increased by EUR 45 million from EUR 375 million in 2018 to EUR 420 million
(2017: EUR 381 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Audit and non-audit services
Total

audit and non-audit services include the following fees for services provided by the Group’s auditor.

Fees of Group’s auditors
2019 2018 2017
Audit fees 21 19 18
Audit related fees 2 1 1
Total

1
23 20 19

1

The Group’s auditors did not provide any non-audit services.

Fees as disclosed in the table above relate

to the network of the Group’s auditors and are the
amounts related to the respective years, i.e.

on an accrual basis. The increase in audit fees 2019
primarily relates to audit activities for the implementation of IFRS 16, new statutory audits and new
IT systems in scope.
Tangible

and Intangible impairments and reversals

Impairments and reversals of property and equipment and intangibles

Impairment losses Reversals of impairments Total
2019 2018 2017 2019 2018 2017 2019 2018 2017
Property and equipment 4 9 10 –6 –17 –24 –3 –8 –14
Property development 1 15 2 1 15 2
Software and other
intangible assets
61 12 30 –0 61 12 30
(Reversals of) other impairments 66 35 42 –7 –17 –24 59 19 18

Impairment losses on software and intangible assets in 2019 relate to rescoping of IT transformation programs.

2018 and 2017 impairments include software that was impaired to its
Value in Use, related

to the acceleration of the Think Forward

Strategy.

In 2018, impairment losses on property development mainly relate to impairments in Spain and
Italy due to lower expected Net Realizable Values.

The reversals of impairments on property and equipment in both 2018 and 2017 relate to impairments previously recognised in the statement of profit or loss and mainly include impairments on property in own use that were reversed

following the sale process of office
buildings.

Addition/(unused amounts reversed)

of provision for

reorganisations
Included in Addition/(unused amounts reversed) provision for reorganisations in 2019, is an
increase in relation to the reorganisation

relating to ING’s Agile transformation in

Germany.
Reference is made to Note 16 ‘Provisions’.
Addition/(unused amounts reversed)

of other provisions
Included in Addition/(unused amounts reversed) of other provisions in 2019, are movements
mainly in the litigation provision. Reference

is made to Note 16 ‘Provisions’ and Note 46

‘Legal
proceedings’.
Other
In 2018 Other operating expenses - Other included, amongst others, the settlement with the Dutch
Public Prosecution Service of EUR 775 million. The settlement related to previously disclosed investigations regarding various

requirements for client on-boarding

and the prevention of money
laundering and corrupt practices. Reference is made to Note 46 ‘Legal proceedings’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

29 Earnings per ordinary

share
Earnings per ordinary share
Weighted average
number of ordinary

shares outstanding
Amount during the period Per ordinary share
(in EUR million) (in millions) (in EUR)
2019 2018 2017 2019 2018 2017 2019 2018 2017
Basic earnings 3,903 4,761 5,464 3,894.8 3,888.9 3,882.8 1.00 1.22 1.41
Basic earnings from
continuing operations
3,903 4,761 5,464 1.00 1.22 1.41
Effect of dilutive
instruments:
Stock option and share
plans
0.5 1.5 2.8
0.5 1.5 2.8
Diluted earnings 3,903 4,761 5,464 3,895.3 3,890.4 3,885.6 1.00 1.22 1.41
Diluted earnings from
continuing operations
3,903 4,761 5,464 1.00 1.22 1.41

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
0.67 2,603
In respect of 2018

- Interim dividend, paid in cash in August 2018
0.24 934

- Final dividend, paid in cash in May 2019
0.44 1,714
Total

dividend in respect of 2018
0.68 2,648
In respect of 2019

- Interim dividend, paid in cash in August 2019
0.24 935

- Final dividend declared
0.45 1,754
Total

dividend in respect of 2019
0.69 2,689

ING Groep N.V.

is required to withhold tax of 15% on dividends paid.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

31 Net

cash flo

w

from

operating

activities

The table below shows a detailed overview of the net cash flow from operating activities.

Cash flows from operating activities
in EUR million
2019 2018 2017
Cash flows from operating activities
Result before tax 5,653 6,986 8,085
Adjusted for: - Depreciation and amortisation 789 520 520
-

Addition to loan loss provisions
1,120 656 676
-

Other non-cash items included in result before

tax
1,213 –1,763 703
Taxation

paid
–2,345 –1,602 –1,691
Changes in:
–

Loans and advances to banks, not available on demand
–1,338 –777 –3,126
–

Deposits from banks, not payable on demand
–2,574 566 6,320
Net change in loans and advances to/ from banks,
not available/ payable on demand
–3,911 –211 3,194
–

Trading

assets
605 16,928 –1,612
–

Trading

liabilities
–3,173 –7,018 –9,575
Net change in Trading

assets and Trading

liabilities
–2,568 9,910 –11,187
Loans and advances to customers –16,687 –31,356 –21,390
Customer deposits 18,040 19,709 18,291
–

Non–trading derivatives
1,072 –215 –2,239
–

Assets designated at fair value through profit or loss
–7 –725 441
–

Assets mandatorily at fair value through profit or loss
23,343 –6,968 n/a
–

Other assets
1,363 684 –430
–

Other financial liabilities at fair value through profit or loss
–12,235 10,522 –565
–

Provisions and other liabilities
–1,784 769 339
Other 11,752 4,067 –2,454
Net cash flow from/(used in) operating activities 13,055 6,915 –5,253

32 Changes in liabilities arising from

financing activities
Changes in liabilities arising from financing activities
Debt securities in
issue
Subordinated Loans Lease liabilities
Total

Liabilities from
financing activities
2019 2018 2019 2018 2019 2018 2019 2018
Opening balance 119,751 96,086 13,724 15,968 n/a n/a 133,475 112,054
Effect of change in
accounting policy due to
the implementation of
IFRS 9/16 – 740 – 241 1,301 1,301 981
Cashflows:
Additions 90,793 152,543 3,429 1,859 – 94,222 154,402
Redemptions / Disposals –94,497 –131,170 –933 –4,646 –271 –95,700 –135,816
Non cash changes:
Amortisation 135 85 1 13 25 161 98
Other 21 –0 26 443 490 –0
Changes in FV 1,018 –53 201 –73 – 1,220 –126
Foreign exchange
movement
1,306 1,521 140 362 8 1,454 1,883
Closing balance 118,528 119,751 16,588 13,724 1,507 n/a 136,622 133,475

33 Cash and cash equivalents
Cash and cash equivalents
2019 2018 2017
Treasury

bills and other eligible bills
43 159 391
Deposits from banks/Loans

and advances to banks
786 –2,617 –3,403
Cash and balances with central banks 53,202 49,987 21,989
Cash and cash equivalents at end of year 54,031 47,529 18,977

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Treasury bills and other eligible bills included in cash and cash equivalents
2019 2018 2017
Treasury

bills and other eligible bills included in trading assets
0 17 5
Treasury

bills and other eligible bills included in AFS investments
n/a n/a 386
Treasury

bills and other eligible bills included in FVOCI
–0 n/a
Treasury

bills and other eligible bills included in securities at AC
43 142 n/a
43 159 391

Deposits from banks/Loans and advances to banks
2019 2018 2017
Included in cash and cash equivalents:
–

Deposits from banks
–8,519 –8,520 –8,563
–

Loans and advances to banks
9,304 5,903 5,160
786 –2,617 –3,403
Not included in cash and cash equivalents:
–

Deposits from banks
–26,307 –28,811 –28,258
–

Loans and advances to banks
25,832 24,519 23,651
–476 –4,292 –4,607
Total

as included in the statement of financial position:
–

Deposits from banks
–34,826 –37,330 –36,821
–

Loans and advances to banks
35,136 30,422 28,811
310 –6,909 –8,010

Cash and cash equivalents includes deposits from banks and loans and advances to banks that are on demand.

Included in Cash and cash equivalents, are minimum mandatory reserve deposits to be held with various central banks. Reference

is made to Note 42 ‘Assets not freely disposable’ for restrictions on
Cash and balances with central banks.

Segment

reporting

34 Segments
a. General
ING Group’s segments are based on the internal reporting structures by lines of business.

The Executive Board of ING Group

and the Management Board Banking set the performance
targets, approve

and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the Executive Board of ING Group

and the Management Board Banking.

Recognition and measurement of segment results are

in line with the accounting policies as
described in Note 1 ‘Accounting policies’. Corporate expenses are allocated to business lines based on time spent by head office

personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The following table specifies the segments

by line of business and main sources of income of each
of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by
line of business
Main source of income
Retail Netherlands
Income from retail and

private banking activities in the Netherlands,
including the SME and mid-corporate segments, and the Real Estate
Finance portfolio related to Dutch domestic mid-corporates.

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
(Challengers and Growth Markets)
Wholesale Banking
Income from wholesale banking activities. The main products are: lending, debt capital markets, working capital solutions, export finance, daily banking solutions, treasury and risk solutions, and corporate finance.

As of 1 January 2019, the Real Estate Finance portfolio related to Dutch domestic mid-corporates, which was included under Wholesale Banking, has been transferred to Retail Netherlands in order to define clearer roles and responsibilities. The presentation of previously reported underlying profit and loss amounts has been adjusted to reflect this

change.

The geographical segments for the Banking results are presented on page F - 79.
Specification of geographical

segments
Geographical segments Main countries
The Netherlands
Belgium Including Luxembourg
Germany Including Austria
Other Challengers
Australia, France,

Italy, Spain, Portugal, Czech Republic, and UK Legacy

and
Other
Growth Markets
Poland, Romania, Turkey,

Philippines and Asian bank stakes
Wholesale Banking Rest of World
UK, Americas, Asia and other countries in Central

and Eastern Europe
Other Corporate Line Banking and the run-off portfolio of Real Estate

ING Group evaluates the results

of its banking segments using a financial

performance measure
called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking
consider this measure to be relevant

to an understanding of the Group’s financial performance,
because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.

In addition, ING
Group believes that the presentation of underlying net result helps investors compare its segment
performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived
by excluding from IFRS the following: special items, adjustment of the EU ‘IAS 39 carve out’, the impact of divestments and Insurance Other.

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

Line
Banking. The Corporate Line Banking is a reflection of capital management activities and certain

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

income and expenses that are not allocated to the banking businesses, including a higher VAT refund in 2019 as well as a EUR 119 million gain from the release of a currency translation reserve
following the sale of ING’s stake in Kotak Mahindra Bank and the recognition of a EUR 79 million receivable related

to the insolvency of a financial institution

(both recorded under income).
Furthermore, the Corporate

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Reconciliation between IFRS and Underlying income, expenses and net result
2019 2018 2017
Income Expenses Taxation
Non-
Controlling
interests Net result¹ Income Expenses Taxation
Non-
Controlling
interests Net result¹ Income Expenses Taxation
Non-
Controlling
interests Net result¹
Net result IFRS attributable to equity holder of the parent 17,125 11,472 1,652 99 3,903 18,324 11,338 2,116 108 4,761 18,590 10,505 2,539 82 5,464
Remove impact of:
Special items 2 –775 775 –121 –121 0
Insurance Other 3 –89 1 –90 53 1 52
Adjustment of the EU 'IAS 39 carve out' 4 1,181 303 878 –148 –90 –58 –817 –258 –559
Underlying 5 18,306 11,472 1,955 99 4,781 18,088 10,563 2,028 108 5,389 17,704 10,505 2,160 82 4,957
1 Net result, after tax and non-controlling interests.
2 Special items in 2018 comprised a settlement agreement with the Dutch authorities on regulatory issues as announced on 4

September 2018.

Special items in 2017 comprised a tax charge at ING Australia Holdings Ltd related to the years 2013-2017, for which a full reimbursement is expected to be received from NN Group.
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

39 carve-out', special items and Insurance Other.
b. ING Group

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING Group Total
2019 2018 2017
ING
Bank N.V.
Other
Banking

1
Total
Banking
Legacy
Insurance Total
ING
Bank N.V.
Other
Banking

1
Total
Banking
Legacy
Insurance Total
ING
Bank N.V.
Other
Banking

1
Total
Banking
Legacy
Insurance Total
Underlying income
Net interest income 14,074 4 14,079 14,079 13,949 –34 13,916 13,916 13,782 –68 13,714 13,714
Net fee and commission income 2,868 –0 2,868 2,868 2,803 –0 2,803 2,803 2,714 –0 2,714 2,714
Total

investment and other income
1,352 8 1,360 1,360 1,350 19 1,369 1,369 1,259 17 1,277 1,277
Total

underlying income
18,295 12 18,306 18,306 18,102 –15 18,088 18,088 17,755 –51 17,704 17,704
Underlying expenditure
Operating expenses 10,343 9 10,353 10,353 9,920 –13 9,907 9,907 9,795 34 9,829 9,829
Additions to loan loss provision 1,120 0 1,120 1,120 656 0 656 656 676 0 676 676
Total

underlying expenses
11,463 9 11,472 11,472 10,576 –13 10,563 10,563 10,472 34 10,505 10,505
Underlying result before taxation 6,831 3 6,834 6,834 7,526 –2 7,524 7,524 7,283 –84 7,199 7,199
Taxation 1,889 66 1,955 1,955 2,036 –8 2,028 2,028 2,182 –22 2,160 2,160
Non-controlling interests 99 99 99 108 108 108 82 82 82
Underlying net result 4,843 –63 4,781 4,781 5,382 6 5,389 5,389 5,019 –62 4,957 4,957
Special items –775 –775 –775 0 0 0
Insurance Other 90 90 –52 –52
Adjustment of the EU 'IAS 39 carve out' –878 –878 –878 58 58 58 559 559 559
Net result IFRS attributable to equity holder of the parent 3,966 –63 3,903 3,903 4,665 6 4,672 90 4,761 5,578 –62 5,516 –52 5,464
1

Comprises for the most part the funding charges of ING Groep N.V.

(Holding).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

c. Banking activities
Segments Banking by line of business
2019 2018 2017
Retail
Nether-
lands
Retail
Belgium
Retail
Germany
Retail
Other
Wholesale
Banking
Corporate Line
Banking
Total
Banking
Retail
Nether-
lands 1
Retail
Belgium
Retail
Germany
Retail
Other
Wholesale
Banking 1
Corporate Line
Banking
Total
Banking
Retail
Nether-
lands 1
Retail
Belgium
Retail
Germany
Retail
Other
Wholesale
Banking 1
Corporate Line
Banking
Total
Banking
Underlying income
–

Net interest income
3,541 1,907 1,579 2,787 3,794 470 14,079 3,749 1,830 1,671 2,690 3,686 290 13,916 3,866 1,842 1,704 2,437 3,639 226 13,714
–

Net fee and commission income
674 374 268 423 1,135 –6 2,868 664 371 225 395 1,152 –4 2,803 607 408 215 384 1,102 –3 2,714
–

Total

investment and other income
290 161 138 298 369 103 1,360 335 169 76 230 673 –113 1,369 256 224 –28 207 919 –301 1,277
Total

underlying income
4,505 2,442 1,985 3,509 5,298 568 18,306 4,747 2,369 1,972 3,315 5,510 173 18,088 4,730 2,473 1,891 3,028 5,660 –78 17,704
Underlying expenditure
–

Operating expenses
2,210 1,609 1,080 2,210 2,937 307 10,353 2,220 1,610 1,027 2,033 2,771 247 9,907 2,260 1,584 1,032 1,919 2,744 290 9,829
–

Additions to loan loss provision
91 186 –53 364 532 –0 1,120 –41 164 –27 350 210 –1 656 15 104 –10 284 282 1 676
Total

underlying expenses
2,301 1,794 1,027 2,574 3,469 307 11,472 2,179 1,774 1,000 2,383 2,981 246 10,563 2,275 1,688 1,022 2,203 3,026 291 10,505
Underlying result before taxation 2,204 647 957 935 1,830 261 6,834 2,568 595 972 932 2,529 –72 7,524 2,455 785 869 825 2,634 –369 7,199
Taxation 558 192 328 234 464 179 1,955 626 199 324 200 633 47 2,028 615 296 241 188 832 –13 2,160
Non-controlling interests 0 3 82 14 99 6 3 80 19 108 –2 2 67 15 82
Underlying net result 1,646 455 627 619 1,352 82 4,781 1,942 390 646 652 1,877 –119 5,389 1,839 491 625 569 1,788 –356 4,957
Special items –775 –775 0 0
Adjustment of the EU 'IAS 39 carve out' –878 –878 58 58 559 559
Net result Banking 1,646 455 627 619 474 82 3,903 1,942 390 646 652 1,935 –894 4,672 1,839 491 625 569 2,347 –356 5,516
Net result Insurance

Other
90 –52
Net result IFRS-IASB 3,903 4,761 5,464
1 In 2019, the Dutch domestic midcorporates real

estate finance portfolio transferred from Wholesale Banking to Retail

Banking Netherlands. Comparative figures have been adjusted.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Geographical segments Banking
2019 2018 2017
Nether-
lands Belgium Germany
Other
Challengers
Growth
markets
Wholesale
Banking Rest
of World Other
Total
Banking
Nether-
lands Belgium 1 Germany
Other
Challengers
Growth
markets
Wholesale
Banking Rest
of World 1 Other
Total
Banking
Nether-
lands Belgium 1 Germany
Other
Challengers
Growth
markets
Wholesale
Banking Rest
of World 1 Other
Total
Banking
Underlying income
–

Net interest income
4,213 2,233 2,122 1,808 1,606 1,636 461 14,079 4,374 2,137 2,200 1,732 1,639 1,548 285 13,916 4,537 2,110 2,172 1,527 1,515 1,625 227 13,714
–

Net fee and commission
income
994 533 315 283 299 451 –7 2,868 980 520 273 254 297 482 –4 2,803 871 521 269 232 316 507 –3 2,714
–

Total

investment and other
income
119 233 169 16 411 301 111 1,360 509 379 99 –92 333 245 –104 1,369 445 480 –17 22 296 245 –193 1,277
Total

underlying income
5,325 2,999 2,606 2,107 2,316 2,388 566 18,306 5,863 3,037 2,572 1,895 2,269 2,274 177 18,088 5,853 3,111 2,424 1,781 2,127 2,377 31 17,704
Underlying expenditure
–

Operating expenses
2,994 1,925 1,237 1,318 1,261 1,309 308 10,353 2,929 1,932 1,171 1,217 1,175 1,222 263 9,907 2,930 2,071 1,154 1,142 1,126 1,105 301 9,829
–

Additions to loan loss
provision
146 268 –40 171 271 303 –0 1,120 –65 153 6 163 274 126 –1 656 3 160 –15 201 241 85 1 676
Total

underlying expenses
3,140 2,194 1,197 1,489 1,533 1,612 308 11,472 2,863 2,085 1,176 1,380 1,449 1,347 262 10,563 2,933 2,231 1,140 1,344 1,367 1,190 301 10,505
Underlying result before
taxation
2,185 805 1,409 618 784 776 258 6,834 3,000 952 1,396 515 820 927 –85 7,524 2,920 880 1,285 437 760 1,188 –270 7,199
Taxation 549 247 476 207 166 137 173 1,955 741 291 459 178 143 174 43 2,028 708 369 407 145 151 379 –1 2,160
Non-controlling interests –0 0 3 96 99 1 6 3 98 108 – –2 2 82 82
Underlying net result 1,637 558 929 411 521 639 85 4,781 2,258 655 935 337 580 753 –128 5,389 2,212 512 875 292 527 808 –269 4,957
Special items – – –775 –775 0 0
Insurance Other – – 90 90 –52 –52
Adjustment of the EU 'IAS 39
carve out'
–273 –372 –232 –0 –878 106 22 –72 2 58 465 38 113 –58 558
Net result IFRS 1,363 186 697 411 521 639 85 3,903 2,364 677 863 339 580 753 –813 4,761 2,677 550 988 234 527 808 –321 5,464
1 As from 2019, financials of Nordics locations (which are managed from Brussels( transferred from 'Wholesale Banking rest of the World' to 'Belgium'. Comparative figures have been adjusted.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

35 Information

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

The tables below provide additional information, for the years 2019, 2018 and 2017 respectively, on names of principal subsidiaries and branches, nature of main activities and average number of employees on a full time equivalent basis by country/tax jurisdiction.

Additional information by country
Geographical area
Country/Tax
jurisdiction
Name of principal
subsidiary
Main (banking)
activity
Average

number of employees
at full time equivalent basis
Total

Income
Total

assets
Result before tax Taxation
2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017
Netherlands Netherlands ING Bank N.V. Wholesale / Retail 14,415 13,600 13,141 5,198 6,130 6,396 267,368 259,387 239,342 1,397 1,973 2,940 437 738 812
Belgium Belgium ING België N.V. Wholesale / Retail 7,694 8,248 8,893 2,277 2,838 3,041 121,813 120,287 119,068 291 898 1,093 142 285 455
Luxemburg
ING Luxembourg

S.A.
Wholesale / Retail 841 791 777 292 315 298 16,608 13,310 14,748 123 199 68 29 50 27
Rest of Europe Poland ING Bank Slaski S.A Wholesale / Retail 8,968 8,829 8,664 1,344 1,229 1,119 37,220 33,040 29,976 533 525 444 141 128 112
Germany ING DiBa A.G. Wholesale / Retail 4,639 4,625 4,587 2,141 2,315 2,477 147,642 144,861 138,185 1,032 1,203 1,405 355 397 448
Romania Branch of ING Bank N.V. Wholesale / Retail 2,575 2,269 1,968 457 403 314 7,424 7,112 5,940 221 183 135 34 25 23
Spain Branch of ING Bank N.V. Wholesale / Retail 1,233 1,201 1,135 706 600 509 26,118 23,757 23,858 249 195 97 72 71 25
Italy Branch of ING Bank N.V. Wholesale / Retail 959 911 838 269 231 336 15,726 16,991 16,728 –39 –101 –4 4 –24 7
UK Branch of ING Bank N.V. Wholesale 692 672 603 594 505 550 61,088 64,016 78,573 214 180 324 52 44 76
France

1
Branch of ING Bank N.V. Wholesale / Retail 659 620 591 308 323 310 12,058 12,063 10,678 70 111 93 35 45 32
Russia ING Bank (Eurasia) Z.A.O. Wholesale 293 277 270 93 82 136 1,499 1,449 1,607 68 25 78 22 3 20
Czech Republic Branch of ING Bank N.V. Wholesale / Retail 339 306 245 88 106 –5 4,494 6,278 5,640 10 39 –55 2 10 –11
Hungary Branch of ING Bank N.V. Wholesale 138 141 146 24 40 32 1,299 1,227 1,003 –7 5 – 2 3 2
Slovakia Branch of ING Bank N.V. Wholesale 703 571 497 14 14 14 587 487 677 2 –0 2 –0 1 1
Ukraine PJSC ING Bank Ukraine Wholesale 111 109 106 43 36 30 481 368 321 31 22 9 9 3 2
Austria Branch of ING DiBa A.G. Wholesale / Retail 279 235 225 80 85 80 1,441 753 682 0 18 25 1 6 –1
Bulgaria Branch of ING Bank N.V. Wholesale 68 69 70 12 9 9 358 360 268 2 –0 –2 – – –
Ireland Branch of ING Bank N.V. Wholesale 48 47 43 71 68 57 2,575 2,868 2,337 58 65 47 8 8 6
Portugal Branch of ING Bank N.V. Wholesale 12 11 11 18 18 14 899 905 667 14 13 9 4 4 3
Switzerland Branch of ING België N.V. Wholesale 257 244 204 234 257 224 8,577 8,266 9,737 126 169 145 –36 35 38
1

Public subsidies received, as defined in article 89

of the CRD IV, amounts to EUR 0.3 million (2018: EUR 0.5 million;

2017: EUR 0.5 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Additional information by country (continued)
Geographical area
Country/Tax
jurisdiction
Name of principal
subsidiary
Main (banking)
activity
Average

number of employees
at full time equivalent basis
Total

Income
Total

assets
Result before tax Taxation
2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017
North America Canada
Payvision Canada Services
Ltd.

Wholesale 1 1 3 3 1 2 2 0 0 –
USA
ING Financial Holdings
Corp.
Wholesale 626 617 564 813 736 724 45,521 61,440 42,873 366 343 371 118 61 134
Latin America Brazil Branch of ING Bank N.V. Wholesale 89 88 78 43 35 47 2,921 1,974 1,184 27 16 16 6 9 4
Colombia
ING Capital Colombia
S.A.S.
Wholesale 3 3 2 1 1 1 2 2 2
Mexico
ING Consulting, S.A. de
C.V.
Wholesale 8 8 8 1 1 1 2 2 2 –2 –2 –2
Asia China Branch of ING Bank N.V. Wholesale 89 86 81 35 37 35 2,031 2,107 2,298 7 3 7 –1 7 –2
Japan Branch of ING Bank N.V. Wholesale 33 32 35 31 36 33 5,109 2,300 2,238 22 19 17 8 5 11
Singapore Branch of ING Bank N.V. Wholesale 592 546 512 349 340 297 27,982 32,222 25,803 76 176 133 13 21 9
Macau Payvision Macau Ltd. Wholesale n/a – n/a – n/a – n/a – n/a
Hong Kong Branch of ING Bank N.V. Wholesale 128 122 108 96 110 94 7,350 6,975 7,850 38 52 55 7 8 7
Philippines Branch of ING Bank N.V. Wholesale/ Retail 1,420 878 604 25 17 18 412 395 322 –11 0 6 –5 3 2
South Korea Branch of ING Bank N.V. Wholesale 79 80 82 60 55 55 5,457 4,299 4,602 25 14 21 7 3 6
Taiwan Branch of ING Bank N.V. Wholesale 34 33 33 26 23 23 2,873 2,839 3,910 10 7 11 0 0 –
Indonesia
PT ING Securities
Indonesia
Wholesale 0 3 5 0 0 1 6 6 6 –0 –0 –
Malaysia Branch of ING Bank N.V. Wholesale 5 5 5 1 1 166 139 29 0 0 –1 0 0
India Branch of ING Bank N.V. Wholesale – – – 0 1 1 2 0 – 1 0 –0
Turkey ING Bank A.S. Wholesale / Retail 4,074 4,709 5,221 677 678 741 9,927 11,521 13,798 304 245 267 66 50 54
United Arabic
Emirates
Branch of ING Bank N.V. Wholesale 11 11 10 –1 –0 0 0 –2 –1 –2
Australia Australia ING Bank (Australia) Ltd. Wholesale / Retail 1,319 1,234 1,143 701 647 577 43,482 39,673 37,982 400 389 330 121 118 235
Other Mauritius ING Mauritius Ltd.
Investment
Management
0 1 1 1 920 939 –0 1 –
Total 53,431 52,233 51,504 17,125 18,324 18,590 888,520 884,603 843,878 5,653 6,986 8,085 1,652 2,116 2,539

2019
The relatively high tax charge of 31% in the Netherlands (compared to statutory rate of 25%) is
mainly caused by the non-deductible Dutch bank tax (EUR 177 million) and the non-deductible AT1
interest expenses (EUR 276 million).
The relatively low tax charge in Switzerland is caused by a deferred tax benefit following a tax rate
reduction in 2019.

2018

The relatively high tax charge of 37% in the Netherlands (compared to statutory rate of 25%) is
mainly caused by non-deductible expenses of EUR 775 million upon the settlement agreement
reached with the Dutch authorities on regulatory

issues.

2017

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
Additional

notes

to the

Consolidated

financial

statements

36 Pension

and other

post-employment

benefits

Most group companies sponsor defined contribution pension

plans. The assets of all ING Group’s
defined contribution

plans are held in independently administered funds. Contributions are generally determined as a percentage of remuneration.

For the defined contribution scheme in the
Netherlands, the premium paid is also dependent on the interest rate developments and the methodology of the Dutch Central Bank for determining the ultimate forward rate.

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

obligation per country
Plan assets
Defined benefit
obligation Funded Status
2019 2018 2019 2018 2019 2018
The Netherlands
454 394 634 540 –180 –146
United States
277 222 275 224 3 –3
United Kingdom
1,887 1,703 1,184 1,179 703 524
Belgium
590 547 676 636 –85 –88
Other countries
168 154 383 334 –214 –181
Funded status (Net defined benefit asset/liability)
3,377 3,019 3,151 2,913 226 106
Presented as:
- Other assets
709 527
- Other liabilities
–483 –421
226 106

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation

were carried out as at 31 December 2019. The present value of the defined benefit obligation,

and the related current service cost and past service cost, were determined
using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in fair value of plan assets
2019 2018
Opening balance
3,019 3,206
Interest income
70 66
Remeasurements: Return on plan assets excluding

amounts included in interest income
274 –143
Employer's contribution
34 66
Participants contributions
2 3
Benefits paid
–126 –176
Exchange rate differences
104 –3
Closing balance
3,377 3,019
Actual return on the plan assets
344 –77

As at 31 December 2019 the various defined

benefit plans

did not hold any direct investments in
ING Groep N.V.

(2018: nil). During 2019 and 2018 there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus receives no compensation for fund management. The pension fund has not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No plan assets are expected to be returned to ING Group during 2020.

Changes in the present value of the defined benefit

obligation and other post-employment benefits
for the period were as follows:

Changes in defined benefit obligation

and other post-employment benefits
Defined benefit
obligation
Other post-
employment
benefits
2019 2018 2019 2018
Opening balance 2,913 3,140 76 87
Current service cost 28 39 –1 –4
Interest cost 65 61 3 2
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions
–6 2
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions
206 –153 7 –11
Participants’ contributions 2 3 1 1
Benefits paid –130 –179 –1 –1
Past service cost 0
Exchange rate differences 73 2 1 2
Changes in the composition of the group and other changes 0 –1
Closing balance 3,151 2,913 84 76

Amounts recognised directly in Other comprehensive

income (equity) were as follows:
Changes in the net defined benefit

assets/liability remeasurement reserve
2019 2018
Opening balance –394 –400
Remeasurement of plan assets 274 –143
Actuarial gains and losses arising from changes in demographic assumptions 6 –2
Actuarial gains and losses arising from changes in financial assumptions –206 153
Taxation

and Exchange rate differences
–15 –3
Total

Other comprehensive income movement

for the year
58 6
Closing balance –336 –394

In 2019, EUR 274 million remeasurement of plan assets recognized as a gain in Other comprehensive income is driven by higher yields on investments. The EUR -206 million actuarial gains and losses arising from changes in financial

assumptions in the calculation of the defined
benefit obligation

are mainly due to a decrease in discount rates.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The accumulated amount of remeasurements recognised directly in Other comprehensive income
(equity) is EUR -378 million (EUR -336 million after

tax) as at 31 December 2019 (2018: EUR -453
million; EUR -394 million after tax).

Amounts recognised in the statement of profit or loss related to pension and other staff related benefits are as follows:

Pension and other staff-related benefit costs
Net defined benefit
asset/liability
Other post-
employment benefits
Other Total
2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017
Current service cost 28 39 34 –1 –4 –3 1 22 –2 29 57 29
Net Interest cost –5 –4 –4 3 2 3 0 1 –2 –2
Effect of curtailment
or settlement
–3 –1 –1 –3
Other
Defined benefit

plans
23 35 27 2 –1 2 21 –1 26 54 26
Defined contribution
plans
340 331 355
366 385 381

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
net defined

benefit

asset/liability for 2019 was 1.5% 2018: (2.3%) based on the pension plan in the
Netherlands, Germany, Belgium, The United States of America, and the United Kingdom. The
average discount rate

applied for Other post-employment benefits

was 3.3% 2018: (3.9%).
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
1% creates an impact on the defined

benefit obligation

of EUR -443 million and EUR 561 million,
respectively.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

For 2020 the expected contributions to defined benefit

pension plans are EUR 44 million.

The benefit payments

for defined benefit

and other post-employment benefits

expected to be
made by the plan between 2020-2024 are estimated to be between EUR 100 million and EUR 135 million per annum. From 2025 to 2029 the total payments made by the plan are expected to be
EUR 882 million.

37 Taxation
Statement of financial position – Deferred

tax
Deferred taxes are

recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax
2019
Net
liability (-)
Net
asset (+)
2018
Change
through
equity
Change
through
net result
Exchange
rate
differences
Changes
in the
composi-
tion of the
group and
other
changes
Net
liability (-)
Net
asset (+)
2019
Financial assets at FVOCI 1 –118 23 –11 –1 –107
Investment properties –6 –1 –0 –7
Financial assets and liabilities at FVPL 1 632 314 2 –2 947
Depreciation –23 5 –0 –19
Cash flow hedges –140 –199 2 –337
Pension and post-employment benefits 59 –14 2 –5 42
Other provisions 10 –1 –3 6
Loans and advances 1 474 –1 18 491
Unused tax losses carried forward 51 5 5 –0 61
Other –160 16 –13 1 –0 –156
778 –176 318 2 –2 920
Presented in the statement of financial
position as:
–

Deferred tax liabilities
–180 –322
–

Deferred tax assets
958 1,242
778 920

1

The prior period has been updated to improve consistency and comparability.

IFRS 16 Leases (implemented per 1 January 2019) requires lessees to recognise right-of-use assets
and lease liabilities on the balance sheet. The above table shows netted amounts which include in the row ‘Other’ a deferred tax

amount for right-of-use assets

of EUR 370 million (1 January 2019:
EUR 320 million) and a deferred tax amount for lease liabilities of EUR -376 million (1 January 2019:
EUR -323 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Financial assets and liabilities FVPL changes through net result in 2019 relates to the increase in fair value of derivatives due to decreased interest

yield curves.

Changes in deferred tax
2018
Net
liability (-)
Net
asset (+)
Effect of
changes in
accounting
policies due
to the
implement-
ation of IFRS
9
Change
through
equity
Change
through
net result
Exchange
rate
differences
Changes in
the composi-
tion of the
group and
other
changes
Net
liability (-)
Net
asset (+)
2018
Financial assets FVOCI 1 –663 157 113 273 4 –2 –118
Investment properties –5 –1 0 –6
Financial assets and
liabilities at FVPL 1
1,082 –15 –453 17 1 632
Depreciation –24 1 –0 –23
Cash flow hedges –72 –76 7 1 –140
Pension and post-
employment benefits
76 –12 –8 2 0 59
Other provisions 198 4 –187 –7 1 10
Loans and advances
1
337 137 3 –5 –0 2 474
Unused tax losses carried
forward
–8 61 –2 –0 51
Other –178 45 –53 55 1 –31 –160
Total 744 328 –25 –265 23 –27 778
Presented in the
statement of financial
position as:
–

deferred tax liabilities
–362 –180
–

deferred tax assets
1,106 958
744 778

1

The prior period has been updated to improve consistency and comparability.

The deferred tax balance recorded

under 'Other provisions' declined in 2018 by EUR 187 million change through net result of which EUR 90 million relates to the decline of the Belgian reorganisation provision.

Changes in the Composition of the Group and other changes include the deferred tax liability (EUR
30 million) regarding the acquisition of Payvision.

Deferred tax in connection with unused tax losses carried forward
2019 2018
To

tal unused tax losses carried forward
1,685 1,773
Unused tax losses carried forward not recognised

as a deferred tax asset
922 1,010
Unused tax losses carried forward recognised

as a deferred tax asset
764 763
Average

tax rate
21.4% 20.4%
Deferred tax asset 163 156

Total

unused tax losses carried forward analysed by expiry terms
No deferred tax
asset recognised
Deferred tax
asset recognised
2019 2018 2019 2018
Within 1 year 1 1
More than 1 year but less than 5 years 4 2 17 2
More than 5 years but less than 10 years 92 83 1
Unlimited 824 923 746 759
922 1,010 764 763

The above mentioned deferred tax of EUR 163 million (2018: EUR 156 million) and the related unused tax losses carried forward exclude the deferred

tax liability recorded in the Netherlands
with respect to the recapture of previously

deducted UK tax losses in the Netherlands for the
amount of EUR -102 million (2018: EUR -105 million).

Deferred tax assets are recognised

for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is
probable.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Breakdown of certain net deferred tax asset positions by jurisdiction
2019 2018
Italy 181 189
Philippines 7
Slovakia 1
189 189

The table above include a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities
have incurred losses in either the current or the preceding year.
Statement of profit or loss – Tax

ation

Taxation

by type
Netherlands International Total
2019 2018 2017 2019 2018 2017 2019 2018 2017
Current taxation 488 587 488 1,481 1,264 1,527 1,970 1,851 2,015
Deferred taxation –51 151 324 –267 114 200 –318 265 524
437 738 812 1,214 1,379 1,727 1,652 2,116 2,539

Reconciliation of the weighted average statutory income tax rate to

ING Group’s effective income tax rate
2019 2018 2017
Result before tax

from continuing operations
5,653 6,986 8,085
Weighted average

statutory tax rate
25.8% 25.8% 27.5%
Weighted average

statutory tax amount
1,459 1,803 2,226
Participation exemption –49 –77 –45
Other income not subject to tax –76 –70 –74
Expenses not deductible for tax purposes 237 346 156
Impact on deferred tax from change in tax rates –57 50 55
Deferred tax benefit from previously unrecognised

amounts
–4
Current tax from previously

unrecognised amounts
48 28 66
Write-off/reversal

of deferred tax assets
2 4 2
State and local taxes 72 25 47
Adjustment to prior periods 16 7 110
Effective tax amount 1,652 2,116 2,539
Effective tax rate 29.2% 30.3% 31.4%

The weighted average statutory tax rate

in 2019 is equal to the rate of 25.8% in 2018. The
weighted average statutory tax rate

in 2018 is lower compared to 2017, due to a decrease in
statutory income tax rates in the USA and Belgium in that year.

The effective tax rate of 29.2% in 2019 is higher than the weighted average statutory tax rate. This is mainly caused by a high amount of expenses non-deductible for tax purposes with respect to interest on additional Tier 1 securities and non-deductible bank tax in the Netherlands and regulatory expenses non-deductible for tax purposes in some other European countries.

The effective tax rate of 30.3% in 2018 is significantly

higher than the weighted average statutory
tax rate. This is mainly caused by a high amount of expenses non-deductible for tax purposes (tax amount: EUR 346 million).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

This relatively high amount of non-deductible expenses is caused by the EUR 775 million settlement agreement reached with the Dutch Public Prosecution Service (tax amount: EUR 194 million).

The effective tax rate in 2017 was with 31.4% significantly

higher than the weighted average
statutory tax rate. This was caused by the following items:

◾

A relatively high amount of prior period tax adjustments which ING, for the most part is reimbursed by NN Group (reimbursement is included in the result before tax), recognised under
‘Adjustment to prior periods’;
◾

Impact on deferred tax positions following changes in the income tax rate in the USA and
Belgium, recognised under ‘Impact on deferred tax from change in tax rates’;

and

◾

The recapture of previously

deducted UK tax losses in the Netherlands due to increased
profitability in the United Kingdom, recognised under ‘Current tax from previously unrecognised amounts’.

Equity – Other comprehensive

income

Income tax related to components of other comprehensive income
2019 2018 1 2017
Unrealised revaluations

financial assets at fair value through other comprehensive
income and other revaluations
11 90 103
Realised gains/losses transferred

to the statement of profit or loss
(reclassifications from equity to profit or loss)
12 23 20
Changes in cash flow hedge reserve –199 –76 167
Remeasurement of the net defined benefit asset/liability –14 –12 –25
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss
7 –33
Exchange rate differences and

other
7 –18 –12
Total

income tax related to components of other comprehensive

income
–176 –25 253

1

The prior period has been updated to improve consistency and comparability.
Tax

Contingency
The contingent liability (also disclosed in note 45 ‘Contingent liabilities’) in connection with taxation in the Netherlands refers to a possible obligation arising from the deduction from Dutch taxable profit of losses incurred by ING Bank in the United Kingdom in previous years. The existence of this obligation will be confirmed

only by the occurrence of future profits in the United Kingdom.

38 Fair

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
ING Group.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Fair value of financial assets and liabilities
Estimated fair value
Statement of financial
position value
2019 2018 2019 2018
Financial assets
Cash and balances with central banks 53,202 49,987 53,202 49,987
Loans and advances to banks 35,133 30,549 35,136 30,422
Financial assets at fair value through profit or loss
–

Trading

assets
49,254 50,152 49,254 50,152
–

Non-trading derivatives
2,257 2,664 2,257 2,664
–

Assets mandatorily as at fair value through profit or loss
41,600 64,783 41,600 64,783
–

Assets designated as at fair value through profit or loss
3,076 2,887 3,076 2,887
Financial assets at fair value through other comprehensive
income
–

Equity securities
2,306 3,228 2,306 3,228
–

Debt securities
30,483 25,616 30,483 25,616
–

Loans and advances
1,680 2,379 1,680 2,379
Securities at amortised cost 46,928 47,815 46,108 47,276
Loans and advances to customers 621,194 602,841 608,029 589,653
Other assets 1 5,854 7,397 5,854 7,397
892,966 890,299 878,985 876,444
Financial liabilities
Deposits from banks 35,086 37,631 34,826 37,330
Customer deposits 575,055 556,127 574,355 555,729
Financial liabilities at fair value through profit or loss
–

Trading

liabilities
28,042 31,215 28,042 31,215
–

Non-trading derivatives
2,215 2,299 2,215 2,299
–

Designated as at fair value through profit or loss
47,684 59,179 47,684 59,179
Other liabilities 2 9,776 12,117 9,776 12,117
Debt securities in issue 118,844 119,893 118,528 119,751
Subordinated loans 17,253 13,519 16,588 13,724
833,956 831,980 832,014 831,345
1

Other assets do not include, among others: (deferred) tax assets, net defined benefit asset, inventory, property development
and property obtained from foreclosures.

2

Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit
liabilities, reorganisation and other provisions, other taxation, social security contributions and lease liabilities.

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

When a group of financial assets and financial

liabilities are managed on the basis of their net risk
exposures, are measured

the fair value of a group of financial assets or liabilities on net portfolio level.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
◾

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
◾

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
the adjustment.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

◾

ING applies Debt Valuation Adjustment (DVA)

to own issued financial liabilities

that are measured
at fair value through profit or loss, if the credit risk component has not been included in the prices. In the DVA

calculation, the default probability of the institution are estimated based on the ING Funding spread.
◾

Model risk adjustments reduce the risk of possible financial losses resulting from the use of a mis-
specified, misapplied,

or incorrect implementation of a model.

◾

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
◾

ING applies an additional ‘Funding Valuation

Adjustment’ (FVA) to address

the funding costs
associated with the   collateral funding asymmetry on uncollateralized or partially collateralized derivatives in the portfolio. This adjustment is based on the expected exposure profiles of the uncollateralized or partially collateralized OTC

derivatives and market-based funding spreads.
◾

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

For those instruments not
actively traded, fair values are estimated based on valuation techniques. OTC derivatives

and
derivatives trading in an inactive market are valued using valuation techniques because quoted market prices in an active market are not available for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows option pricing models and Monte Carlo simulation. These valuation models calculate the present value of expected future cash

flows, based on ‘no-arbitrage’ principles. These models are
commonly used in the financial

industry. Inputs to valuation models are determined from
observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures.

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

Adjustment to correctly reflect the
counterparty credit risk in the valuation. See section CVA/DVA/BVA for more details regarding

the
calculation.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
Level 1 Level 2 Level 3 Total
2019 2018 2019 2018 2019 2018 2019 2018
Financial Assets
Financial assets at fair value through profit or loss

- Trading

assets
13,228 13,041 35,852 36,617 174 494 49,254 50,152

- Non-trading derivatives
2,249 2,636 8 27 2,257 2,664

- Assets mandatorily at fair value through profit or loss
22 141 40,196 63,601 1,381 1,042 41,600 64,783

- Assets designated as at fair value through profit or loss
203 147 1,628 1,665 1,244 1,075 3,076 2,887
Financial assets at fair value through other comprehensive

income
32,165 27,218 343 1,256 1,961 2,749 34,468 31,223
45,618 40,547 80,269 105,775 4,768 5,387 130,655 151,709
Financial liabilities
Financial liabilities at fair value through profit or loss
–

Trading

liabilities
1,446 5,706 26,401 25,387 195 122 28,042 31,215
–

Non-trading derivatives
2,105 2,219 110 80 2,215 2,299
–

Financial liabilities designated as at fair value through

profit or loss
1,081 1,166 46,419 57,305 184 708 47,684 59,179
2,527 6,872 74,924 84,911 490 910 77,942 92,693

In 2019, the decrease in financial assets mandatorily at fair value through profit or loss, mainly relates to reverse

repurchase transactions for which the valuation technique is supported by observable inputs.

In 2019

there were no significant transfers between level

1 and 2 and no significant changes

in
valuation techniques.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in Level 3 Financial assets
Trading

assets
Non-trading
derivatives
Financial assets
mandatorily at FVPL
Financial assets
designated at FVPL
Financial assets
at FVOCI Total
2019 2018 2019 2018 2019 2018 2019 2018 2019 2018 2019 2018
Opening balance 494 1,104 27 85 1,042 1,075 365 2,749 480 5,387 2,034
Effect of change in accounting policy due to the implementation of IFRS 9 1,653 –1 3,446 5,097
Realised gain/loss

recognised in the statement of profit or loss during the period

1
40 –54 –21 109 –63 10 –6 –20 –15 1 –66 45
Revaluation recognised

in other comprehensive income during the period

2
155 –131 155 –131
Purchase of assets 28 359 2 1,494 1,154 360 731 11 85 1,893 2,331
Sale of assets 3 –53 –120 –3 –166 –832 –1,677 –212 –680 –557 –1,780 –2,521
Maturity/settlement 3 –11 –42 –461 –78 –35 –212 –330 –719 –450
Reclassifications –279 279 3 2 4 2
Transfers

into Level 3
26 85 4 9 63 –0 103 85
Transfers

out of Level 3
–72 –839 –88 –37 –53 –249 –214 –1,125
Exchange rate differences 1 –1 17 1 3 1 20
Changes in the composition of the group and other changes 2 1 –1 3 –1
Closing balance 174 494 8 27 1,381 1,042 1,244 1,075 1,961 2,749 4,768 5,387
1

Net gains/losses were recorded as ‘Valuation

results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 43 million of unrealised gains and losses recognised in the statement of profit or loss.

2

Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
3

Prior period of Financial assets at FVOCI has been updated to improve consistency and comparability.

In 2019 the amounts reported on the line reclassifications relate to syndicated loans reclassed
From

trading assets to financial assets mandatory at FVPL.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Changes in Level 3 Financial liabilities
Financial liabilities designated as at fair
value through profit or loss
Trading

liabilities
Non-trading derivatives Available-for-sale investments
2019 2018 2019 2018 2019 2018 2019 2018
Opening balance 122 1,073 80 68 708 101 910 1,242
Effect of change in accounting policy due to the implementation of IFRS 9 4 4
Realised gain/loss recognised in the statement of profit or loss during the period 1
102 –67 –16 8 32 1 118 –58
Issue of liabilities 72 42 46 35 545 154 587
Early repayment of liabilities –30 –87 –0 –10 –20 –40 –106
Maturity/settlement –32 –37 –479 –11 –511 –49
Reclassifications
Transfers

into Level 3
13 39 49 92 62 131
Transfers

out of Level 3
–52 –844 –150 –202 –844
Exchange rate differences –0 –0 –0
Changes in the composition of the group and other changes 2 2
Closing balance 195 122 110 80 184 708 490 910
1

Net gains/losses were recorded as ‘Valuation

results and net trading income’ in the statement of profit or loss. The total amount includes EUR 115 million of unrealised gains and losses recognised in the statement of profit or loss.

In 2019 and 2018, financial

liabilities mainly repo’s were transferred

out of Level

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

Unrealised gains and losses that relate to ‘Financial assets at fair value through other comprehensive income’ (2019 and 2018) are included in the Revaluation reserve – Equity securities
at fair value through other comprehensive income

or Debt Instruments at fair value through other
comprehensive income (2019 and 2018).

Level 3 Financial

assets and liabilities
Financial assets measured at fair value in the statement of financial position as at 31 December
2019 of EUR 131 billion includes an amount of EUR 4.8 billion ( 3.6%) which is classified as Level

3
(31 December 2018: EUR 5.4 billion, being 3.6%). Changes in Level 3 from 31 December 2018 to 31
December 2019 are detailed above in the table Changes in Level

3 Financial assets.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Financial liabilities measured at fair value in the statement of financial position as at 31 December
2019 of EUR 78 billion includes an amount of EUR 0.5 billion ( 0.6%) which is classified as Level

3 (31
December 2018: EUR 0.9 billion, being 1.0%). Changes in Level 3 from 31 December 2018 to 31
December 2019 are disclosed above in the table ‘Changes in Level

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

Of the total amount of financial

assets classified

as Level 3 as at 31 December 2019 of EUR 4.8
billion (31 December 2018: EUR 5.4 billion), an amount of EUR 2.5 billion ( 52.6%) (31 December
2018: EUR 3.4 billion,

being 63.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own

inputs, there is no significant sensitivity to
ING’s own unobservable inputs.

Furthermore, Level

3 financial assets includes

approximately EUR 1.3 billion (31 December 2018:
EUR 1.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.0 billion (31 December 2018: EUR 0.8 billion) of the fair value classified in Level
3 financial assets is

established using valuation techniques that incorporates certain inputs that are unobservable.

Of the total amount of financial

liabilities classified

as Level 3 as at 31 December 2019 of EUR 0.5
billion (31 December 2018: EUR 0.9 billion),

an amount of EUR 0.2 billion (39.3%) (31 December
2018: EUR 0.7 billion, being 82.0%) is based on unadjusted quoted prices in inactive markets.

As ING
does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to
ING’s own unobservable inputs.

Furthermore, Level

3 financial liabilities

includes approximately EUR 0.1 billion (31 December 2018:
EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.2 billion (31 December 2018: EUR 0.1 billion) of the fair value classified

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

3 positions and their underlying valuation inputs in the portfolio, but do not adequately
reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3)

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Valuation techniques and range of unobservable inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
2019 2018 2019 2018 2019 2018 2019 2018
At fair value through profit or loss
Debt securities 920 807 3 Price based Price (%) 0% 0% 121% 105%
Net asset value Price (%) n/a 0% n/a 0%
Present value techniques Credit spread (bps)

n/a
131 n/a 131
Loan pricing model Credit spread (bps) n/a n/a n/a n/a
Equity securities 146 162 1 Price based Price 0 0 5,475 5,475
Loans and advances 1,576 1,047 15 Price based Price (%) 0% 1% 104% 102%
Present value techniques Price (%) n/a 100% n/a 100%
Credit spread (bps) 1 19 250 550
(Reverse) repo's 3 481 1 424 Present value techniques Price (%) 4% 3% 4% 4%
Structured notes 184 284 Price based Price (%) 83% 77% 124% 108%
Net asset value Price (%) n/a n/a n/a n/a
Option pricing model Equity volatility (%) 13% 13% 20% 34%
Equity/Equity correlation 0.6 0.6 0.8 0.9
Equity/FX correlation -0.5 -0.7 0.3 0.5
Dividend yield (%) 2% 1% 4% 5%
Interest rate volatility

(%)
n/a 49 n/a 86
IR/IR correlation n/a 0.8 n/a 0.8
Present value techniques Implied correlation n/a (0.7) n/a 0.7
Derivatives
–

Rates
13 57 68 39 Option pricing model
Interest rate volatility

(bps)
17 23 137 300
Interest rate correlation n/a 0.8 n/a 0.8
IR/INF correlation n/a n/a n/a n/a
Present value techniques Reset spread (%) 2% 2% 2% 2%
Prepayment rate (%) n/a n/a n/a n/a
Inflation rate (%) n/a n/a n/a n/a
Credit spread (bps) n/a 46 n/a 46
–

FX
1 Present value techniques Inflation rate (%) n/a n/a n/a n/a
Option pricing model FX volatility (bps) 5 8
–

Credit
102 67 183 86 Present value techniques Credit spread (bps) 2 8 11,054 364
Implied correlation n/a 0.7 n/a 0.7
Jump rate (%) 12% 12% 12% 12%
Price based Price (%) n/a n/a n/a n/a
–

Equity
42 68 50 54 Option pricing model Equity volatility (%) 4% 4% 84% 94%
Equity/Equity correlation - 0.2 - 0.9
Equity/FX correlation -0.6 -0.80 0.6 0.5

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Valuation techniques and range of unobservable inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
2019 2018 2019 2018 2019 2018 2019 2018
Dividend yield (%) 0% 0% 13% 13%
–

Other
3 2 3 5 Option pricing model Commodity volatility (%) 11% 12% 53% 79%
Com/Com correlation 0.3 0.3 0.9 0.9
Com/FX correlation -0.5 -0.5 -0.3 -0.5
At fair value through other comprehensive

income
–

Debt
Price based Price (%) n/a n/a n/a n/a
–

Loans and advances
1,680 2,379 Present value techniques Prepayment rate (%) 6% 6% 6% 6%
–

Equity
282 317 Present value techniques Credit spread (bps) n/a 3.2 n/a 3.2
Inflation rate (%) 3% 3% 3% 3%
Price 1 - 187 -
Other n/a 63 n/a 80
Total 4,768 5,387 490 910
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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

If ING had used input values from the upper and lower bound of this range of reasonably possible alternative input values when valuing these instruments as of 31 December 2019, then the impact would have been higher or lower as indicated below.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
as Level

2.

The possible impact of a change of unobservable inputs in the fair value of financial instruments at
fair value through other comprehensive income are

estimated to be immaterial.

Sensitivity analysis of Level 3 instruments
Positive fair value
movements from
using reasonable
possible alternatives
Negative fair value
movements from
using reasonable
possible alternatives
2019 2018 2019 2018
Fair value through profit or loss
Equity (equity derivatives, structured notes) 35 60 4
Interest rates (Rates

derivatives, FX derivatives)
40 43
Credit (Debt securities, Loans, structured

notes, credit derivatives)
10 39
85 142 – 4

Other financial instruments
The fair values of the financial instruments carried at amortised cost in the statement of financial
position, but for which fair values are disclosed are determined as follows:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Methods applied in determining fair values of financial

assets and liabilities (carried at amortised cost)
Level 1 Level 2 Level 3 Total
2019 2018 2019 2018 2019 2018 2019 2018
Financial Assets
Loans and advances to banks 1 728 445 11,469 7,152 20,570 20,742 32,767 28,339
Loans and advances to customers 1 165 138 12,622 14,656 588,063 567,016 600,850 581,810
Securities at amortised cost 43,784 43,550 2,304 3,024 840 1,242 46,928 47,815
44,677 44,132 26,395 24,832 609,473 589,000 680,545 657,964
Financial liabilities
Deposits from banks

1
128 23,900 24,433 6,589 7,314 30,490 31,875
Customer deposits

1
5,666 6,695 18,003 26,645 20,760 22,172 44,429 55,512
Debt securities in issue 57,563 47,985 42,638 52,194 18,642 19,713 118,844 119,893
Subordinated loans 14,552 10,840 2,701 2,679 17,253 13,519
77,781 65,648 87,243 105,951 45,992 49,199 211,016 220,799
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
value at the balance sheet date.

As at 31 December 2019, the estimated fair value of Property in own use and Investment property amounts to EUR

757 million (2018: EUR 780 million) and EUR

46 million (2018: EUR 54 million)
respectively and is categorised as Level

3 of the fair value hierarchy on the basis of methods
applied in determining the fair values.

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level

3 non-financial

assets are included in the statement of profit or loss as
follows:
◾

Impairments on Property in own use are included in Other operating expenses - Impairments and reversals on property and equipment and intangibles ; and
◾

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

As at 31 December 2019, ING Group has no non-financial liabilities measured at fair value (2018:
none).
39 Derivatives

and hedge

accounting

Use of derivatives

ING Group uses derivatives for economic hedging purposes to manage its asset and liability portfolios and structural risk positions. The primary objective of ING Group’s hedging activities is to manage the risks which arises from structural imbalances in the duration and other profiles of its assets and liabilities. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified

risk exposure to reduce that exposure.

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

The
company’s detailed accounting policies for these three hedge models are set out in paragraph

1.6
‘Financial instruments’ of Note 1 ‘Basis of preparation and accounting policies’.
IBOR transition
Following the decision by global regulators to seek alternatives for current critical benchmarks in
use in various jurisdiction in order to comply with the EU Benchmarks Regulation, the IBOR transition program

of ING was initiated in 2018 to prepare the Group

for the reform.

Reference is made to note Risk management/ IBOR Transition

for more information on to what
rates ING is exposed and on how ING is managing the transition to alternative benchmark rates.
At the reporting date, ING Group assessed the extent to which hedge relationships are subject to uncertainties driven by the IBOR reform.
ING applies fair value and cash flow hedge accounting in accordance with IAS 39, and interest rate and foreign currency risks are

designated as hedged risks in various micro and macro models.

Except for EONIA and EUR LIBOR all IBOR’s in scope of ING’s program are a component of either
hedging instrument and/or hedged item where the interest rate and/or foreign currency

risk are
the designated hedged risk. The hedged exposures are mainly loan portfolio’s, issued debt securities and purchased debt instruments.

ING Group early adopted the amendments to IAS 39 issued in September 2019 to these hedging relationships directly affected by IBOR reform. This excludes EURIBOR hedges as EURIBOR is
Benchmarks Regulation compliant.

LIBOR indexed fair value and cash flow hedges are expected to be directly affected by the uncertainties arising from the IBOR reform. In particular, uncertainties over the timing and amount of the replacement rate may impact the effectiveness and highly probable assessment.

For these affected fair value and cash flow hedge relationships ING Group assumes that the LIBOR based cash flows from the hedging instrument and hedged item will remain unaffected.

The same assumption is used while assessing the likelihood of occurrence of the forecast transaction that are subject to cash flow hedges. The cash flow hedges directly impacted by the

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

IBOR reform still meet the highly probable requirement

assuming the respective LIBOR benchmark
on which the hedged cash flows are based are not altered as a result of the reform.
The following table contains details of the gross notional amounts of hedging instruments as at 31
December 2019 that are used in the Group's hedge accounting relationships for which the amendments to IAS39 were applied:

Hedging instruments in EUR
Benchmark
Notional
Amount
USD LIBOR 45,496
GBP LIBOR 2,184
JPY LIBOR 2,922
CHF LIBOR 313

Approximately 68% of the above notional amounts have a maturity date beyond 2021.

The notional amounts of the derivative hedging instruments (in above table) provide a close approximation of the extent of the risk exposure ING manages through these hedging relationships.
Fair value hedge

accounting
ING Group’s fair value hedges principally consist of interest rate swaps that are used to protect
against changes in the fair value of fixed-rate instruments due to movements in market interest rates. ING Group’s approach to manage market risk, including interest rate risk, is discussed in ‘Risk
management –Market risk’. ING Group’s exposure to interest rate risk is disclosed in paragraph
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

Gross carrying value of derivatives designated under fair value hedge accounting
Assets
2019
Liabilities
2019
Assets
2018
Liabilities
2018
As at 31 December
Hedging instrument on interest rate

risk
– Interest rate swaps 5,133 5,486 3,222 4,085
– Other interest derivatives 87 70 78 65

The derivatives used for fair value hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ for
EUR

524 million (2018: EUR: 650 million) respectively ‘Financial liabilities at fair value through profit

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

or loss – Non-trading derivatives’ EUR 873 million (2018: EUR 1,035 million). The remaining derivatives

are offset with other derivatives and collaterals paid or received.

For our main currencies the average

fixed rate for interest rate swaps used in fair value hedge
accounting are 2.98% (2018: 1.76%)for EUR and 3.55% (2018: 3.38%) for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

Maturity derivatives designated in fair value hedging
As at 31 December 2019
Less
than 1
month
1 to 3
months
3 to 12
months
1 to 2
year
2 to 3
years
3 to 4
years
4 to 5
years >5 years Total
Hedging instrument on
interest rate risk
– Interest rate swaps –59 612 6,394 12,936 7,637 7,195 3,266 16,494 54,475
– Other interest
derivatives
–20 –22 58 –242 –404 –290 –44 1,075 110
As at 31 December 2018
Hedging instrument on
interest rate risk
- Interest rate swaps 467 511 869 13,531 8,826 6,806 8,337 9,983 49,331
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Hedged items included in a fair value hedging relationship
Carrying amount of the hedged items
Accumulated amount of fair value hedge
adjustment on the hedged item included in
the carrying amount of the hedged item
Change in fair value
used for measuring
ineffectiveness for the
period
Change in fair value
hedge instruments
Hedge ineffectiveness
recognised in the
statement of profit or
loss gain (+) / loss (-)
Assets Liabilities Assets Liabilities
As at 31 December 2019
– Amounts due from banks –0
– Debt securities at fair value through other comprehensive

income
23,281 n/a 357
– Loans at FVOCI n/a
– Loans and advances to customers 959 75 31
– Debt instruments at amortised cost 6,133 429 356
– Debt securities in issue 62,236 2,706 –1,018
– Subordinated loans 14,970 261 –201
– Amounts due to banks 8,783 38 1
– Customer deposits and other funds on deposit 299 2 –12
– Discontinued hedges 688 7
Total 30,373 86,288 1,192 3,014 –487 504 18
As at 31 December 2018
Interest rate risk
– Amounts due from banks
–1
– Debt securities at fair value through other comprehensive

income
18,471 n/a 1
– Loans at FVOCI
–0 n/a
– Loans and advances to customers
2,909 273 –134
– Debt instruments at amortised cost
16,843 687 –91
– Debt securities in issue
55,081 1,659 53
– Subordinated loans
12,799 53 57
– Amounts due to banks
17,717 55 –52
– Customer deposits and other funds on deposit
193 –0 –11
– Discontinued hedges
272
Total
38,223 85,790 1,232 1,767 –176 185 8
The main sources of ineffectiveness are:
◾

differences in maturities of the hedged item(s) and hedging instrument(s);
◾

different interest rate

curves applied to discount the hedged item(s) and hedging instrument(s);
◾

differences in timing of cash flows of the hedged item(s) and hedging instrument(s).

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Additionally, for portfolio (macro) fair value hedges of ING Group’s fixed rate mortgage portfolio, ineffectiveness also arises from the disparity between expected and actual prepayments
(prepayment risk).

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

ING Group’s approach to manage market risk, including interest rate risk and foreign currency
exchange rate risk, is discussed in ‘Risk management – Credit risk and Market risk’. ING Group determines the amount of the exposures to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future
cash flows from its floating-rate assets and liabilities. This assessment is performed using analytical
techniques.

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

Gross carrying value of derivatives used for cash flow hedge accounting
Assets Liabilities Assets Liabilities
2019 2019 2018 2018
As at 31 December 2019
Hedging instrument on interest rate

risk
– Interest rate swaps 2,615 2,848 5,757 3,664
Hedging instrument on combined interest and FX rate
risk
– Cross currency interest

rate derivatives
358 158 204 154

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item ‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR

677 million (2018: EUR

1,012 million) respectively ‘Financial liabilities at fair value through profit or loss – Non-trading derivatives’ EUR

339 million (2018: EUR

458 million). The remaining derivatives
are offset with other derivatives and collaterals paid or received.

For the main currencies the average

fixed rate for interest rate swaps used in cash flow hedge
accounting are 0.54% (2018: 1.21%)for EUR, 2.38% (2018: 2.53%)for PLN, 2.51% (2018: 2.49%) for
USD and 1.50% (2018: 1.97%) for AUD. The average currency exchange rates for cross currency
swaps used in cash flow hedge accounting is for EUR/USD

1.11 (2018: 1.14) and for EUR/AUD 1.55
(2018: 1.52).

The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

Maturity derivatives designated in cash flow hedging
As at 31 December 2019
Less than
1
month
1 to 3
months
3 to 12
months
1 to 2
year
2 to 3
years
3 to

4
years
4 to 5
years >5 years Total
Hedging instrument on
interest rate risk
– Interest rate swaps –401 580 –2,591 –6,512 –5,541 –5,788 –5,364 –23,009 –48,627
Hedging instrument on
combined interest and FX
rate risk
– Cross currency interest
rate derivatives
–1,098 –2,068 –5,044 –2,509 –1,473 3 104 –12,086
As at 31 December 2018
Hedging instrument on
interest rate risk
– Interest rate swaps
–107 –2,546 –7,107 –5,591 –9,883 –7,928 –8,980 –29,629 –71,771
Hedging instrument on
combined interest and FX
rate risk
– Cross currency interest
rate derivatives
5 48 –601 –4,461 –5,622 –2,647 –793 –239 –14,311

The following table shows the cash flow hedge accounting impact on profit or loss and
comprehensive income:

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Cash flow hedging – impact of hedging instruments on

the statement of profit or loss and other comprehensive income
Change in value used
for calculating hedge
ineffectiveness for the
period
Carrying amount
cash flow hedge
reserve at the end of
the reporting period
Amount reclassified
from CFH reserve to
profit or loss
Cash flow is no
longer expected
to occur
Change in value of
hedging instrument
recognised in OCI
Hedge ineffectiveness
recognised in the
statement of profit or
loss, gain (+) / loss (-)
As at 31 December 2019
Interest rate risk on;
– Floating rate lending –940 1,395 357
– Floating rate borrowing 133 –198 –201
– Other –211 169 53
– Discontinued hedges 316 –112
Total

interest rate risk
–1,018 1,682 97 851 44
Combined interest and FX rate

risk on;
– Floating rate lending –22 –42 –498
– Floating rate borrowing 12 15 –12 –1
– Other 1 –1 –4
– Discontinued hedges –3
Total

combined interest and Fx
–10 –28 –517 –1 475 3
Total

cash flow hedge
–1,028 1,654 –420 –1 1,326 47
As at 31 December 2018
Interest rate risk on;
– Floating rate lending –540 730 280 –2
– Floating rate borrowing 51 5 –47
– Financial assets at FVOCI
– Highly probable forecast

transaction
– Other –72 101 34
– Discontinued hedges –25 2
Total

interest rate risk
–561 836 242 –1 231 –18
Combined interest and FX rate

risk on;
– Floating rate lending 53 –60 –377
– Floating rate borrowing –35 47 –1
– Financial assets at FVOCI
– Highly probable forecast

transaction
– Other –0 –1
– Discontinued hedges
Total

combined interest and Fx
18 –13 –378 347 –1
Total

cash flow hedge
–543 823 –137 –1 578 –19

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The main sources of ineffectiveness for cash flow hedges are:
◾

differences in timing of cash flows of the hedged item(s) and hedging instrument(s);
◾

mismatches in reset frequency between hedged item and hedging instrument.

As a result of interest rate

developments in 2019 ING Group de-designated cash flow hedge accounting portfolios with a total notional value of approximately EUR 25 billion.

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

Gross carrying value of derivatives used for net investment hedging

Assets Liabilities Assets Liabilities
2019 2019 2018 2018
As at 31 December
– FX forwards and futures 23 51 41 16
– Other FX derivatives
0 - 0 0

The derivatives used for net investment hedge accounting are included in the statement of financial position line-item

‘Financial assets at fair value through profit or loss – Non-trading derivatives’ EUR 23 million (2018: EUR 41 million) respectively ‘Financial liabilities at fair value through profit or loss

– Non trading derivatives’ EUR 51 million (2018: EUR 17 million). The remaining derivatives are

offset with other derivatives and collaterals paid or received.

For ING Group’s main currencies

the average exchange rates used in net investment

hedge
accounting for 2018 are EUR/USD 1.12 (2018: 1.18), EUR/PLN 4.30 (2018: 4.26), EUR/AUD 1.61 (2018:
1.58) and EUR/THB 34.79 (2018: 38.15).

The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

Maturity derivatives designated in net investment hedging
As at 31 December 2019
Less
than 1
month
1 to 3
months
3 to 12
months
1 to 2
year
2 to 3
years
3 to

4
years
4 to 5
years >5 years Total
– FX forwards and futures –3,179 –999 –54 –4,232
– Other FX derivatives
As at 31 December 2018 1
– FX forwards and futures –3,444 –853 –54 –4,351
– Other FX derivatives –0 –0

1

The prior period has been updated to improve consistency and comparability.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

The effect of the net investment hedge accounting in the statement of profit or loss and other
comprehensive income is as follows:

Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income
As at 31 December 2019
Change in value
used for
calculating
hedge
ineffectiveness
for the period
Carrying
amount net
investment
hedge reserve
at the end of
the reporting
period
Hedged item
affected
statement of
profit or loss
Change in value
of hedging
instrument
recognised in
OCI
Hedge
ineffectiveness
recognised in
the statement
of profit or loss,
gain(+) / Loss(-)
Investment in foreign
operations
134 440 44 –134 0
Discontinued hedges
–210
As at 31 December 2018
Investment in foreign
operations
–71 540

-

71 2
Discontinued hedges
0 -210

-

0 0

40 Assets

by contractual

maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the statement of financial

position and are discounted cash flows. Reference is made to ‘Risk
Management – Funding and liquidity risk’.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Assets by contractual maturity
2019 Less then 1 month

1
1-3 months 3-12 months 1-5 years Over 5 years Maturity not applicable Total
Cash and balances with central banks 53,202 53,202
Loans and advances to banks 22,820 3,100 5,090 3,729 397 35,136
Financial assets at fair value through profit or loss
–

Trading

assets
12,754 6,589 8,469 8,240 13,203 49,254
–

Non-trading derivatives
110 161 215 998 773 2,257
–

Mandatorily at fair value through profit or loss
22,645 13,784 2,357 1,010 1,645 159 41,600
–

Designated as at fair value through profit or loss
259 126 1,004 442 1,245 3,076
Financial assets at fair value through
other comprehensive income
–

Equity securities
2,306 2,306
–

Debt securities
216 175 1,146 14,528 14,419 30,483
–

Loans and advances
26 36 202 627 788 1,680
Securities at amortised cost 1,005 916 5,930 24,556 13,701 46,108
Loans and advances to customers 55,138 18,586 45,871 180,972 307,462 608,029
Intangible assets 127 506 1,283 1,916
Other assets

2
4,618 369 1,049 1,177 1,251 46 8,511
Remaining assets (for which maturities are not applicable)

3
4,962 4,962
Total

assets
172,793 43,842 71,460 236,784 354,885 8,756 888,520
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Assets by contractual maturity
2018 Less then 1 month

1
1-3 months 3-12 months 1-5 years Over 5 years Maturity not applicable Total
Cash and balances with central banks 49,987 49,987
Loans and advances to banks 15,864 3,693 4,830 5,599 437 30,422
Financial assets at fair value through profit or loss
–

Trading

assets
15,815 6,032 8,123 9,276 10,906 50,152
–

Non-trading derivatives
274 323 173 1,059 835 2,664
- Mandatorily at fair value through profit or loss 48,240 9,047 5,325 1,238 723 210 64,783
- Designated at fair value through profit or loss 265 208 784 635 994 2,887
Financial assets at fair value through other comprehensive

income
- Equity securities 3,228 3,228
- Debt securities 272 234 1,597 13,409 10,103 25,616
- Loans and advances 42 97 254 1,023 962 2,379
Securities at amortised cost 1,126 2,537 2,737 22,169 18,708 47,276
Loans and advances to customers 55,736 17,689 39,213 176,448 300,567 589,653
Intangible assets 120 481 1,238 1,839
Other assets

2
6,894 165 2,447 637 497 214 10,854
Remaining assets (for which maturities are not applicable)

3
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

41 Liabilities

by maturity

The tables below include all financial

liabilities by maturity based on contractual, undiscounted cash flows.

Perpetual liabilities are included in column ‘Maturity not applicable’. Furthermore, the undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket. Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.

Non-financial liabilities

are included based on a breakdown of the amounts per the statement of financial position,

by expected maturity. Reference is made to the liquidity risk paragraph in ‘Risk
Management – Funding and liquidity risk’ for a description on how liquidity risk is managed.

Liabilities by maturity
2019 Less than 1 month

1
1–3 months 3–12 months 1–5 years Over 5 years Maturity not applicable Adjustment

2
Total
Deposits from banks 9,903 847 12,011 10,280 1,965 –180 34,826
Customer deposits 540,544 13,892 13,784 3,646 2,381 108 574,355
Financial liabilities at fair value through profit or loss
–

Other trading liabilities
4,666 646 436 568 333 68 6,717
–

Trading

derivatives
1,589 1,492 3,312 7,771 7,011 151 21,325
–

Non-trading derivatives
379 91 152 616 440 539 2,215
–

Designated at fair value through profit or loss
27,048 10,467 1,885 2,938 5,089 7 251 47,684
Debt securities in issue 2,616 13,278 35,915 36,895 26,592 3,231 118,528
Subordinated loans 1,780 7,455 6,941 411 16,588
Lease liabilities 16 39 161 668 643 – –21 1,507
Financial liabilities 586,762 40,753 67,656 65,160 51,909 6,948 4,557 823,745
Other liabilities

3
7,916 820 2,361 728 1,061 12,886
Non-financial liabilities 7,916 820 2,361 728 1,061 - - 12,886
Total

liabilities
594,677 41,573 70,017 65,888 52,970 6,948 4,557 836,631
Coupon interest due on financial liabilities 574 692 1,482 5,790 4,355 379 13,271
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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

Liabilities by maturity
2018 Less than 1 month

1
1–3 month 3–12 months 1–5 years Over 5 years Maturity not applicable Adjustment

2
Total
Deposits from banks 10,506 1,068 1,940 21,571 2,242 2 37,330
Customer deposits 4 515,094 17,354 16,086 4,695 2,500 555,729
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
Debt securities in issue 4,066 20,961 30,282 41,068 21,413 1,961 119,751
Subordinated loans 0 1,713 6,497 5,339 176 13,724
Lease liabilities n/a n/a n/a n/a n/a n/a n/a n/a
Financial liabilities 570,824 54,639 57,820 81,297 46,129 5,339 3,180 819,228
Other liabilities

3
10,560 899 2,455 1,044 566 15,524
Non-financial liabilities 10,560 899 2,455 1,044 566 - - 15,524
Total

liabilities
581,384 55,538 60,275 82,341 46,695 5,339 3,180 834,751
Coupon interest due on financial liabilities 4 842 659 1,719 5,626 3,839 287 12,971
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
3

Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position
4

Prior period amounts for coupon interest have been updated to improve consistency and comparability.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

42 Assets

not freely

disposable

The assets not freely disposable consist primarily of Loans and advances to customers pledged to secure Debt securities in issue, deposits from the Dutch Central

Bank and other banks. They serve
to secure margin accounts and are

used for other purposes required by law.

The assets not freely
disposable are as follows:

Assets not freely disposable
2019 2018
Banks
–

Cash and balances with central

banks
1,382 1,471
–

Loans and advances to banks
6,337 4,373
Financial assets at fair value through profit or loss 614 449 1
Financial assets at fair value through OCI 240 253 1
Securities at amortised cost 189 627 1
Loans and advances to customers 75,755 74,352
Other assets 908 734
85,425 82,258
1

The prior period amounts have been updated to improve consistency and comparability.

In addition, in some jurisdictions ING Bank N.V.

has an obligation to maintain a reserve with central
banks. As at 31 December 2019, the minimum mandatory reserve deposits with various central banks amount to EUR 9,975 million (2018: EUR 9,359 million).

Loans and advances to customers that have been pledged as collateral for Debt securities in issue
and for liquidity purposes, amount in The Netherlands to EUR 45,530 million (2018: EUR

46,320
million), in Germany to EUR 13,222 million (2018: EUR 12,143 million), in Belgium EUR 11,298 million
(2018: EUR 11,894 million), in Australia to EUR 4,150 million (2018: EUR 2,638 million) and in the
United States to EUR 1,010 million (2018: EUR 1,183 million).

The table does not include assets relating to securities lending as well as sale and repurchase transactions. Reference is made to Note 43 ‘Transfer

of financial

assets’.

43 Transfer

of financial

assets

The majority of ING's financial

assets that have been transferred, but do not qualify for
derecognition are debt instruments used in securities lending or sale and repurchase transactions.

Transfer

of financial assets not qualifying for derecognition

Securities lending Sale and repurchase
Equity Debt Equity Debt
2019 2018 2019 2018 2019 2018 2019 2018
Transferred

assets at carrying amount
Financial assets at fair value through
profit or loss
2,542 2,962 1,974 1,170 1,682 2,396 9,538 7,134 2
Financial assets at fair value through
other comprehensive income
193 168 6 325
Loans and advances to customers
Securities at amortised cost
195 142 734 910
Associated liabilities at carrying
amount 1
Deposits from banks
n/a n/a n/a n/a
Customer deposits
n/a n/a n/a n/a
Financial liabilities at fair value through
profit or loss
n/a n/a n/a n/a 1,619 2,373 3,805 2,225

1

The table includes the associated liabilities which are reported after offsetting,

compared to the gross positions of the
encumbered assets.

2

The prior period amount has been updated to improve consistency and comparability.

Included in the table above, are the carrying amounts of transferred assets under repurchase
agreements, and securities lending that do not qualify for derecognition.

The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in

the consolidated statement of financial

position.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

44 Offsetting

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

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
2019
Gross amounts of

recognised financial assets
Gross amounts of recognised
financial liabilities offset in the
statement of financial

position
Net amounts of financial assets
presented in the statement of
financial

position
Related amounts not offset

in the statement of financial position
Net amount Financial instruments
Cash and financial instru-ments
received as collateral
Statement of financial position

line item Financial instrument
Loans and advances to banks
Reverse repurchase,

securities

borrowing and similar agreements
868 868 21 738 109
868 – 868 21 738 109
Financial assets at fair value

through profit or loss
Trading

assets
Derivatives
19,766 –3,851 15,914 13,725 3 2,186
Trading

and Non-trading
Reverse repurchase,

securities
borrowing and similar agreements
57,328 –20,545 36,783 50 36,553 181
77,094 –24,396 52,698 13,774 36,556 2,368
Non-trading derivatives
Derivatives
54,689 –53,321 1,368 1,167 – 201
54,689 –53,321 1,368 1,167 – 201
Loans and advances to customers Debit balances on customer accounts
169,313 –166,624 2,689 1,422 813 454
169,313 –166,624 2,689 1,422 813 454
Other items where offsetting is applied

in the statement of financial position
9,787 –9,423 364 15 349
Impact of enforceable master netting

arrangements or similar arrangements

1
Derivatives
–4,380 3,965 415
Other
–3 3
–4,383 3,965 418
Total financial assets
311,750 –253,764 57,986 12,016 42,072 3,898
1

The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
2018
Gross amounts of

recognised financial assets
Gross amounts of recognised
financial liabilities offset in the
statement of financial

position
Net amounts of financial assets
presented in the statement of
financial

position
Related amounts not offset

in the statement of financial position
Net amount Financial instruments
Cash and financial instru-
ments received as collateral
Statement of financial position line item
Financial instrument
Loans and advances to banks
Reverse repurchase,

securities

borrowing and similar agreements
1,947 1,947 1,838 109
Other 0 –0 0 0
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
223 –223
Debit balances on customer accounts 161,730 –159,596 2,134 1,166 605 363
161,953 –159,819 2,134 1,166 605 363
Other items where offsetting is applied in the
statement of financial position
5,705 –5,193 512 1 510
Impact of enforceable master netting arrangements

or
similar arrangements 1
Derivatives –5,041 3,518 1,523
Other –0 0
–5,041 3,518 1,523
Total financial assets
305,032 –224,008 81,023 13,412 63,267 4,344
1

The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial

position line items.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
Related amounts not offset in the statement

of financial position
2019
Gross amounts of
recognised financial
liabilities
Gross amounts of recognised
financial assets offset

in the
statement of financial position
Net amounts of financial

liabilities
presented in the statement of
financial position Financial instruments
Cash and financial instruments
pledged as collateral Net amount
Statement of financial position line

item
Financial instrument
Deposits from banks
Repurchase, securities lending and
similar agreements
26 26 26 21 –21
26 26 26 21 –21
Customer deposits
Repurchase, securities lending and
similar agreements
Corporate deposits
5,783 –5,432 351 351
Credit balances on customer
accounts
175,490 –161,193 14,297 1,419 12,878
181,273 –166,624 14,649 1,419 13,230
Financial liabilities at fair value through profit or loss
Trading liabilities
Derivatives
20,935 –3,842 17,093 16,073 6 1,014
Trading and Non-trading
Repurchase, securities lending and
similar agreements
56,818 –20,545 36,273 50 35,787 436
77,752 –24,386 53,366 16,123 35,793 1,450
Non-trading derivatives
Derivatives
55,194 –53,823 1,371 1,177 191 3
Other items where offsetting is applied in the

statement of
financial position
9,200 –8,930 269 11 258
Impact of enforceable master netting arrangements or
similar arrangements

1
Derivatives
–6,731 7,620 –889
Other
–8 8
–6,739 7,620 –881
Total financial liabilities
323,445 –253,764 69,681 12,016 43,625 14,040
1

The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

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
0 – 0 0 –
37 –36 0 0 –0
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

1
Derivatives
–5,464 5,773 –309
Other
–0 0
–5,464 5,773 –309
Total financial liabilities
299,836 –224,008 75,827 13,412 50,796 11,619
1

The line ‘Impact of enforceable master netting agreements or similar arrangements’ contains derivative positions under the same master netting arrangements being presented in different statement of financial position line items.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

45 Contingent

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

month
1–3 months 3–12 months 1–5 years Over 5 years Maturity not applicable Total
2019 2018 2019 2018 2019 2018 2 2019 2018 2019 2018 2019 2018 2019 2018 2
Contingent liabilities in respect of
–

Guarantees
1 11,441 12,644 1,187 891 3,373 3,475 6,355 3,536 5,146 5,710 27,502 26,256
–

Irrevocable letters

of credit
9,770 10,346 4,987 4,499 1,259 998 322 374 3 3 16,340 16,220
–

other
57 53 75 115 131 168
21,268 23,043 6,174 5,389 4,631 4,473 6,752 4,026 5,149 5,713 43,974 42,644
Guarantees issued by ING Groep N.V. 319 364 319 364
Irrevocable facilities 64,036 63,499 2,289 2,699 16,766 13,731 30,152 32,717 6,760 6,876 120,002 119,522
85,304 86,541 8,462 8,088 21,397 18,204 36,905 36,743 12,228 12,954 164,296 162,530
1

The prior period has been updated to improve consistency and comparability of the amounts per maturity of guarantees.
2

ING in the Netherlands offers credit facilities to clients, linked to ING current accounts. After a review of the product conditions in 2019, it has been concluded that these facilities are irrevocable and therefore reported as such above.

The
prior period has been updated to improve consistency and comparability.

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

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING Group has issued certain guarantees as participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes. For example,

ING
Bank N.V.

provided a guarantee to the German Deposit Guarantee Fund

(‘Einlagensicherungsfonds’
or ESF) under section 5 (10) of the by-laws of this fund, where ING Bank N.V.

indemnifies the
Association of German Banks Berlin against any losses it might incur as result of actions taken with respect to ING Germany. The ESF is a voluntary collective guarantee scheme for retail savings and deposits in excess of EUR 100,000.

As at 31 December 2019, ING Groep N.V.

guarantees various US dollar debentures (that mature
between 2023 and 2036) which were issued by a subsidiary of Voya

Financial Inc. In the
Shareholder’s agreement between ING Groep

N.V.

and Voya Financial Inc. it is agreed

that the
aggregate outstanding principal amount of the debentures will be reduced to nil as at 31 December
2019 (2018: EUR 87 million).

Per the Shareholder’s agreement, the decrease

in the aggregate outstanding principal shall be
deemed to have been reduced to the extent of collateral deposited by Voya

Financial Inc. As at 31
December 2019, EUR

331 million (2018: EUR

233 million) was pledged to ING Groep N.V.

as
collateral.

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
46 Legal

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

Settlement Agreement:

On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed
investigations regarding various

requirements for client on-board

ing and the prevention of money
laundering and corrupt practices. Under the terms of the settlement agreement ING paid a fine of
€675 million and €100 million for disgorgement. In connection with the investigations, ING had also received information reques

ts from the US Securities and Exchange Commission (SEC). As ING announced on 5 September 2018, ING has received a formal notification from the SEC that it has concluded its investigation. In the letter dated 4 September 2018 the Division of Enforcement states that, based on information as of the date thereof, it does not intend to recommend an SEC enforcement action against ING. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed or may
file requests to reconsider the prosecutor’s decision to enter into the settlement agreement with

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

ING and not to prosecute ING or (former) ING employees in court, or have filed or may file requests
for disciplinary proceedings against ING employees based on the Dutch “Banker’s oath.

Findings regarding AML processes:

As previously disclosed, after its September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has
experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as
ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in,
findings, or other

conclusions which may require appropriate remedial

actions by ING, or may have
other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies,

tooling, monitoring,
governance, knowledge and behaviour.

Also as previously disclosed in March 2019, ING Italy was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING Italy, which was prepared based on an inspection conducted from October 2018 until January 2019. ING Italy has been engaged in discussions with Banca d’Italia and Italian judiciary authorities. In February
2020 the Italian court confirmed

and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit.
In addition, in February 2020 the Banca d’Italia imposed an administrative fine on ING Italy. Both amounts were already provisioned

for in 2019.

In line with the enhancement programme announced in 2018, ING Italy is taking steps intended to improve processes

and management of compliance risks as required by the Banca d’Italia. In consultation and in agreement with the Banca d’Italia, ING Italy has agreed that it will refrain from
taking on new customers during further discussions on the enhancement plans with the Banca
d’Italia. ING Italy will continue to fully serve existing clients in Italy and is working hard to address the shortcomings

and resolve the issues identified.
ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across

the whole organisation. This programme started in 2017 and
includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

Tax

cases:

Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in

numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result

in liabilities which are different from the amounts
recognised. ING has also identified issues in connection

with its U.S. tax information reporting and
withholding obligations in respect of prior periods. ING has agreed with the US Internal Revenue
Service (“IRS”) to resolve these issues by paying the tax owed. ING has made the payment out of the provision it had already recognised.

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

Trading

Commission (“CFTC”),
in relation to rigging prices of SIBOR-

and SOR based derivatives. In October 2018, the New York
District Court issued a decision dismissing all claims against ING Group and ING Capital Markets LLC, but leaving ING Bank, together with several other banks, in the case, and directing plaintiffs to file an amended complaint consistent with the Court's rulings. In October 2018, plaintiffs filed such

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

amended complaint, which asserts claims against a number of defendants but none against ING
Bank (or any other ING entity), effectively dismissing ING

Bank from the case. In December 2018,
plaintiffs sought permission from the Court to file

a further amended complaint that names ING
Bank as a defendant. In July 2019, the New York District Court granted the defendants’ motion to dismiss and denied leave to further amend the complaint, effectively dismissing all remaining
claims against ING Bank. In November 2019, plaintiffs filed

an appeal against this judgment.

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

part of the files

of clients who bought
interest rate derivatives.

In December 2015, the AFM concluded that Dutch banks may have to re-
assess certain client files,

potentially including certain derivative contracts that were terminated prior to April 2014 or other client files.

As advised by the AFM, the Minister of Finance appointed a
Committee of independent experts (the “Committee”) which has established a uniform recovery framework for Dutch SME clients with interest rate

derivatives. ING has adopted this recovery
framework and has reassessed individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework. In 2017, ING has informed the majority of the relevant clients whether they are in scope of the recovery framework, and thus
eligible for compensation, or not. Because implementation by ING of the uniform recovery framework encountered

delay, ING has previously offered advance payments to customers out of the existing provision. As of December 2018, all customers in scope of the uniform recovery framework have received

an offer of compensation from ING (including offers of no compensation).
As of 1 July 2019, the required process

under the uniform recovery

framework had been completed
for approximately 99% of all customers in scope.

ING is awaiting feedback from the independent dispute committee on one file for which the relevant client opted for a 'binding advice' procedure.

Hearings with the independent dispute
committee took place in November and December 2019. It is not clear when the committee will present its verdict.

Interest surcharges claims:

ING received complaints and was involved in

litigation with natural
persons (natuurlijke personen) in the Netherlands regarding increases in interest surcharges with
respect to several credit

products, including but not limited to commercial property (commercieel verhuurd onroerend

goed). ING has reviewed the relevant

product portfolio. The provision
previously taken has been reversed

for certain of these complaints. All claims are dealt with
individually. Thus far, the courts have ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharged

based upon the essential obligations in the contract.

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

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
A settlement with all the civil parties involved was reached in mid-2018. However, this settlement does not apply to the criminal conviction of ING Luxembourg. In January 2020, the Court of Appeal
of Antwerp reformed the first judgment: ING Luxemburg benefitted from an "opschorting van de uitspraak/suspension du prononcé" which means that the conviction has been upheld, but no penal sanction has been pronounced (penalties suspended). ING Luxembourg is analyzing the judgement.

Mortgage expenses claims:

ING Spain has received claims and is involved in procedures

with
customers regarding reimbursement

of expenses associated with the formalisation of mortgages.
In most court proceedings in first instance the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable
expenses. The courts in first

instance have applied in their rulings different criteria regarding the reimbursement of expenses. ING Spain has filed

an appeal against a number of these court
decisions. ING Spain has also been included, together with

other Spanish banks, in two class actions
filed by customer

associations. The outcome of the pending litigation and similar cases that may be brought in the future is uncertain. A provision has been taken. However,

the aggregate financial
impact of the current and future litigation could change. In February 2018, the Spanish Supreme
Court ruled that Stamp Duty (Impuesto de Actos Jurídicos Documentados) expenses are chargeable to the customer, while in October 2018 it ruled that Stamp Duty is chargeable to the banks. In November 2018, the Spanish Supreme Court clarified the issue regarding Stamp Duty by stating that this tax should be borne by the customer.

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
(“Imtech”). Furthermore,

on 28 March 2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders (Vereniging van Effectenbezitters, “VEB”). Each
of the claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the
rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. In September 2018, the trustees in the bankruptcy of
Imtech claimed from various financing parties, including

ING, payment of what the security agent
has collected following bankruptcy or intends to collect, repayment of all that was repaid to the financing parties,

as well as compensation for the repayment of the bridge financing. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the
(potential) effect of these claims.

Mexican Government Bond litigation:

A class action complaint was filed

adding ING Bank N.V.,

ING
Groep N.V.,

ING Bank Mexico S.A. and ING Financial Markets LLC (“ING”) as defendants to a complaint that had previously been filed against multiple other financial institutions. The complaint
alleges that the defendants conspired to fix the prices of Mexican Government Bonds. ING is defending itself against the allegations. Currently, it is not possible to provide an estimate of the
(potential) financial

effect of this claim. On 30 September 2019, the relevant court dismissed the antitrust complaint, finding

that the plaintiffs had failed to identify any facts

that links each
defendant to the alleged conspiracy. On 9 December 2019, the plaintiffs filed an amended
complaint removing all ING entities as defendants on the condition that the ING entities enter into a tolling agreement for the duration of two

years. The relevant ING entities subsequently entered
into a tolling agreement, which provides that the statute of limitations will not be tolled for the two year duration of the agreement. Should the plaintiffs discover any evidence of potential

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

involvement by ING in the activities alleged in the complaint, ING could be brought back into the litigation.
47 Consolidated

companies

and businesses

acquired

and divested

Acquisitions

In May 2019 ING acquired 80% of the shares of Intersoftware Group

B.V.,

Findata Access B.V.

and
Unitrust B.V.

(ISW Group) for a total consideration of EUR 18 million. The acquisition of ISW Group resulted in the recognition of goodwill of EUR 17 million.

In 2018 ING Bank obtained control over Payvision Holding B.V.

(Payvision) by acquiring 75% of its
shares. The share purchase agreement

included a put option exercisable by the original
shareholders and a call option exercisable by ING for the remaining

25% shares. The put and call
option led to the recognition of a financial liability with initial recognition through shareholders’
equity of EUR 87 million. In November 2019 ING Bank agreed to purchase the remaining 25%
shares in three tranches

between November 2019 and April 2020 for a total consideration of EUR
90 million. This resulted in the remeasurement

of the financial

liability to EUR 90 million. A stake of
23% was purchased in 2019 which reduced the outstanding financial liability. As at 31 December
2019 the ownership interest of ING Bank was 98% with an outstanding financial liability of EUR

7
million to acquire the remaining shares. Given

that ING Bank already had control over Payvision,
the acquisition of the shares in 2019 represents a shareholder transaction and resulted in a transfer
between Non-controlling interest

and Shareholders equity of EUR 24 million.

The purchase price of Payvision in 2018 included contingent consideration in the form of future milestone payments. A total of EUR 16 million was paid in 2019.
Divestments

In July 2019 ING completed the sale of part of the ING Lease Italy business. The settlement price amounted to EUR 1.162 million, consisted of a EUR 368 million cash settlement, a EUR 20 million
Deferred Purchase Price and a EUR 774 million Senior Loan

facility for the portfolio of lease
receivables. The deferred purchase

price is linked to the performance of the sold portfolio and is reported under the financial assets mandatorily

measured at fair value through profit and loss. The
additional loss in 2019 amounted EUR -2 million (2018: EUR -123 million).

The Italian lease business
was reported as Assets Held for Sale as at 31 December 2018 and previously included in the business line segment Wholesale Banking and geographical segment Other Challengers.

Reference is made to Note 12 ‘Assets and liabilities held for sale’ and Note 25 ‘Result on the disposal of group companies’.
48 Principal

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
◾

Representation on the board of directors;

Contents   |
Part

I
  |
Part

II
|
Part III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form 20-F

◾

Participation in the policymaking process; and
◾

Interchange of managerial personnel.

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V.

and their
statutory place of incorporation or primary place of business are as follows:

Principal subsidiaries, investments in associates and joint ventures
Proportion of ownership
and interest held
by the group
2019 2018
Subsidiary Statutory place of Incorporation Country of operation
ING Bank N.V. Amsterdam the Netherlands
100% 100%
Bank Mendes Gans N.V. Amsterdam the Netherlands
100% 100%
ING Belgium S.A./N.V. Brussels Belgium
100% 100%
ING Luxembourg

S.A.
Luxembourg

City
Luxembourg
100% 100%
ING-DiBa AG Frankfurt am Main Germany
100% 100%
ING Bank Slaski S.A. 1 Katowice Poland
75% 75%
ING Financial Holdings Corporation Delaware United States of America
100% 100%
ING Bank A.S. Istanbul Turkey
100% 100%
ING Bank (Australia) Ltd Sydney Australia
100% 100%
ING Commercial Finance B.V. Amsterdam the Netherlands
100% 100%
ING Groenbank N.V. Amsterdam the Netherlands
100% 100%
Investments in associates and joint ventures
TMB Bank Public Company Ltd 2 Bangkok Thailand
23% 30%
1 The shares of the non-controlling interest stake of 25% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to ‘Note 35 ‘Information on geographical areas.
2 Reference is made to Note 8 Investments in Associates and Joint Ventures.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

49 Structured

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

ING’s activities involving structured entities are explained below in the following categories:
1.

Consolidated ING originated securitisation programmes;
2.

Consolidated ING originated Covered

bond programme (CBC);
3.

Consolidated ING sponsored Securitisation programme (Mont Blanc);
4.

Unconsolidated Securitisation programme; and
5.

Other structured entities.
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

ING Group originated various securitisations, as at 31 December 2019, these consisted of approximately EUR 57 billion (2018: EUR 66 billion) of senior and subordinated notes, of which approximately EUR 4 billion (2018: EUR 5 billion) were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group’s Consolidated statement of financial position and profit or loss.

In 2019, there are no non-controlling

interests as part of the securitisation structured entities that are significant to ING Group. ING Group for the majority of the securitisation vehicles provides the funding for the entity except for EUR 4 billion (2018: EUR 5 billion).

In addition ING Group originated various securitisations for liquidity management optimisation purposes. As at 31 December 2019, these consisted of approximately EUR 3 billion (2018: EUR 4 billion) of senior secured portfolio loans, which have been issued to ING subsidiaries in Germany.
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

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

structured entities, ING Covered

Bond Company B.V.,

and ING SB Covered Bond Company

B.V.

In
order for these entities to fulfil their guarantee, ING legally transfers mainly Dutch mortgage loans originated by ING. Furthermore ING offers protection against deterioration of the mortgage loans.
The entities are consolidated by ING Group.

Covered

bond programme
Fair value pledged
mortgage loans
2019 2018
Dutch Covered

Bond Companies
24,297 24,336
24,297 24,336

In addition, subsidiaries of ING in Germany, Belgium and Australia also issued covered bonds with pledged mortgages loans of approximately EUR 16 billion (2018: EUR 14 billion) in total.

In general, the third-party investors in securities issued by the structured entity have recourse only to the assets of the entity and not to the assets of ING Group.
3. Consolidated ING sponsored

Securitisation programme

(Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to a Special Purpose Vehicle (SPV). The senior positions in these transactions may be funded by the ING administered multi seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc
Capital Corp. (rated

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

ING Group supports the commercial paper programmes

by providing Mont Blanc Capital Corp.

with
short-term liquidity facilities. Once drawn these facilities bear normal credit risk.

The liquidity facilities, provided to Mont Blanc are EUR 1,631 million (2018: EUR 1,173 million). The drawn liquidity amount is nil as at 31 December 2019 (2018: nil).

The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in
risk profile, are granted to the Mont Blanc Capital Corp. subject to normal ING Group credit

and
liquidity risk analysis procedures. The fees received

for services provided and for facilities are
charged subject to market conditions.
4. Unconsolidated Securitisation programme
In 2013 ING transferred financial assets (mortgage loans) for an amount of approximately EUR 2 billion to a newly established special purpose vehicle (SPV). The transaction resulted in full derecognition of the financial assets from ING’s statement of financial position. The derecognition
did not have a significant impact

on net result. Following

this transfer ING continues to have two
types of on-going involvement in the transferred

assets: as counterparty to the SPE of a non-
standard interest rate

swap and as servicer of the transferred assets. ING has an option to unwind the transaction by redeeming all notes at their principal outstanding amount, in the unlikely event of changes in accounting and/or regulatory

requirements that significantly impact the transaction.
The fair value of the swap held by ING at 31 December 2019 amounted to EUR

(45) million (2018:
EUR

(33) million); fair value changes on this swap recognised in the statement of profit or loss in
2019 were EUR 12 million (2018: EUR 8 million). Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2019 amounted to EUR 2 million (2018:
EUR 2 million). The cumulative income recognised in profit or loss since derecognition amounts to
EUR 15 million.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

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

50 Related

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

benefit and

contribution plans. For post-employment benefit plans,
reference

is made to Note 36 ‘Pension and other postemployment benefits’.

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
2019 2018
Assets 44,242 34,902
Liabilities 163 140
Income received 1,103 629
Expenses paid 9 26

Transactions

between ING Groep N.V.

and its subsidiaries are eliminated on consolidation.
Reference is made to Note 48 ‘Principal subsidiaries’ for a list of principal subsidiaries and their statutory place of incorporation.

Assets from ING’s subsidiaries mainly comprise long-term funding. Liabilities to ING’s subsidiaries mainly comprise short-term deposits.
Associates and joint ventures

Transactions with ING Group’s main associates and joint ventures
Associates Joint ventures
2019 2018 2019 2018
Assets 96 54 –0
Liabilities 97 98 6 1
Off-balance sheet commitments 29 120 –
Income received 11 2

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Key management personnel compensation
Transactions

with key management personnel (Executive Board, Management Board Banking and
Supervisory Board) are transactions with related parties.

In 2019 and 2018, three members of the Executive Board of ING Groep

N.V.

were also members of
the Management Board Banking. The members of the Management Board Banking are considered to be key management personnel and their compensation is therefore included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)
Executive
Board of ING
Groep N.V.

3
Management
Board
Banking 1,4 Total
2019
in EUR thousands
Fixed Compensation
–

Base salary
4,587 3,847 8,434
–

Collective fixed allowances

2
1,167 937 2,104
–

Pension costs
78 94 172
–

Severance benefits
Variable compensation
–

Upfront cash
361 361
–

Upfront shares
247 378 625
–

Deferred cash
541 541
–

Deferred shares
371 566 937
–

Other
Total

compensation
6,450 6,724 13,174
1

Excluding members that are also members of the Executive Board of ING Groep N.V.

One Management Board Banking
member was appointed to the Executive Board during the year .

2

The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to
salary in excess of EUR 107,539.
3

In 2019 one member of the Executive Board left and one member joined. The table includes their compensation earned in
the capacity as board member and in addition an advisor fee for the period in which the activities were transferred

to the
successor.
4

One member left ING during the year. The table includes compensation earned in the capacity as board member..

In addition to above remuneration the members of the Executive

Board and Management Board
Banking receive other emoluments, such as Company Car, Travel and Accident Insurance,
personnel discount on financial

products, of EUR 0.4 million in total (2018: EUR 0.3 million).

Key management personnel compensation (Executive Board and Management Board Banking)
Executive
Board of ING
Groep N.V.
Management
Board
Banking

1
Total
2018
in EUR thousands
Fixed Compensation
–

Base salary
4,157 3,672 7,829
–

Collective fixed allowances

2
1,191 990 2,181
–

Pension costs
78 103 181
–

Severance benefits
3 602 602
Variable compensation 4
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

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Key management personnel compensation (Supervisory Board)
in EUR thousands 2019 2018
Total

compensation
1,045 1,032

The table above shows the fixed remuneration, expense allowances and attendance fees for the
Supervisory Board for 2019 and 2018.

Loans and advances to key management personnel
Amount outstanding
31 December
Weighted average
interest rate
Repayments
in EUR thousands 2019 2018 2019 2018 2019 2018
Executive Board members 2,402 2,681 1.4% 1.8% 97
Management Board Banking 350 550 2.6% 2.3%
Supervisory Board members
Total 2,752 3,231 97

Number of ING Groep N.V.

shares and stock options to key management personnel
ING Groep N.V.

shares
Stock options on
ING Groep N.V.

shares
in numbers 2019 2018 2019 2018
Executive Board members 172,523 226,639 46,198 68,467
Management Board Banking 147,713 159,393 – 27,240
Supervisory Board members 54,065 54,065 –
Total

number of shares and stock options
374,301 440,097 46,198 95,707

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss. The total remuneration of the Executive Board and Management Board Banking is
disclosed in the table above. Under IFRS, certain components of variable remuneration are not
recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recogni

sed in Staff expenses in 2019 and included

in Total
expenses in 2019, relating to the fixed expenses of 2019 and the vesting of variable remuneration of earlier performance years, is EUR 11 million in 2019 (2018: EUR 12 million).

51 Subsequent

events

There are no subsequent events to report.
52 Capital

management

Objectives
Group Treasury

(“GT”) Capital Management, part of Balance Sheet & Capital Management, is responsible for maintaining the adequate capitalisation of ING Group and ING Bank entities, to manage the risk associated with ING’s business activities. This involves not only managing, planning and allocating capital within ING Group, ING Bank and its various entities, but also helping to execute necessary capital market transactions, term (capital) funding and risk management transactions. ING takes an integrated approach to assess the adequacy of its capital position in relation to its risk profile and operating environment. This means GT Capital Management takes into account both regulatory and internal, economic based metrics and requirements as well as the interests of key stakeholders such as shareholders and rating agencies.

ING applies the following main capital definitions:
◾

Common Equity Tier 1 capital (CET1) - is defined as shareholders’ equity less regulatory adjustments. CET1 capital divided by risk-weighted assets equals the CET1 ratio.
◾

Tier 1 capital – is defined as CET1 capital including Additional

Tier 1 (hybrid) securities and other
regulatory adjustments. Tier 1 capital divided by risk-weighted assets equals the Tier 1 capital ratio.
◾

Total

capital – is Tier 1 capital including subordinated Tier 2 liabilities and regulatory adjustments. Total capital

divided by risk-weighted assets equals the Total capital ratio.
◾

Common Equity Tier 1 ratio ambition –is built on potential impact of a standardised and pre-
determined 1-in-10-year stress event (i.e.

at a 90% confidence level with a 1-year horizon).
◾

Leverage

ratio – is defined as Tier 1 capital divided by the total exposure amount.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Capital Developments
The capital position remained robust in 2019 reflecting strong profitability with a lower risk weight and complemented with the optimisation of the capital structure. At both the consolidated and entity level, ING has sufficient

buffers to withstand certain adverse scenarios without breaching currently

applicable and likely future requirements.

The CET1 ratio at the end of the year improved as risk-weighted assets increased due to volume growth and model impacts, effects that were offset by profit retention and positive risk migration.
ING continues to maintain a strong and high quality capital level. ING Groep N.V.

has a Common
Equity Tier 1 ratio of 14.6% as at 31 December 2019 versus a current CRR/CRD IV solvency requirement of 11.83%.

The Group’s Tier 1 ratio (including grandfathered

securities) increased to 16.7%, as of 31 December
2019. Compared with previous

year, the Total

capital ratio (including grandfathered

securities)
increased from 18.4% to 19.1%.

ING Bank N.V.

has a CET1 ratio of 13.1%, thereby complying with CRR/CRD IV solvency requirements. ING Bank N.V.

paid EUR 2,819 million of dividend to ING Group in 2019. The Tier 1 ratio (including grandfathered

securities) increased from 14.5% to 15.1%, primarily reflecting developments in ING Bank’s CET1 ratio. The Banks’s total capital ratio

(including grandfathered
securities) increased from 17.2% to 17.9%.

ING Group capital position according to CRR/CRD IV
2019 2018
Shareholders’ equity 4 53,769 50,932
Interim profit not included in CET1 capital

1
–1,754 –1,712
Other adjustments –4,464 –3,776
Regulatory adjustments –6,217 –5,489
Available common equity Tier 1 capital 47,552 45,443
Additional Tier 1 securities

2
6,916 5,339
Regulatory adjustments additional Tier 1 51 48
Available Tier 1 capital 54,519 50,831
Supplementary capital Tier 2 bonds

3
8,943 8,248
Regulatory adjustments Tier –1,158 –1,136
Available Total

capital
62,303 57,943
Risk weighted assets 326,414 314,149
Common equity Tier 1 ratio 14.57% 14.47%
Tier 1 ratio 16.70% 16.18%
Total

capital ratio
19.09% 18.44%

1) The interim profit not included in CET1 capital as

per 31 December 2019 (EUR 1,754 million) includes EUR 42 million for 4Q
2019.(Full Year

2019: EUR 2,689 million).
2) Including EUR 5,312 million which is CRR/CRD IV-compliant (2018: EUR

2,833 million) and EUR 1,604 million to be replaced as
capital recognition is subject to CRR/CRD IV grandfathering rules (2018: EUR 2,506 million).
3) Including EUR 8,789 million which is CRR/CRD IV-compliant (2018: EUR

8,079 million), and EUR 153 million to be replaced as
capital recognition is subject to CRR/CRD IV grandfathering rules (2018: EUR 168 million).
4) Shareholders' equity is determined in accordance with IFRS-EU.

In accordance with the applicable regulation, credit

and operational risk models used in the capital
ratios calculations are not audited.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Dividend
ING Group’s dividend policy aims to pay a progressive

dividend that will reflect

considerations
including expected future capital requirements, growth

opportunities available to the Group, net
earnings, and regulatory developments. The Executive Board

proposes to pay a total cash dividend
of EUR 2,689 million, or EUR 0.69 per ordinary share, over the financial year 2019. This is subject to
the approval of shareholders

at the Annual General Meeting in April 2020.

Taking

into account the interim dividend of EUR 0.24 per ordinary share paid in August 2019, the final dividend

will amount to EUR 0.45 per ordinary share and will be paid fully in cash. The total amount of EUR 1,754 million is completely covered by the remaining balance of ”interim profits not included in CET1 capital” at year-end 2019.
Processes for

managing capital
Besides assessing capital adequacy, ING also ensures the availability of sufficient capital above the
set targets and limits for ING Group and ING Bank. Additionally, GT Capital Management ensures adherence to the set limits and targets by planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in the
capital planning process within the ICAAP framework. As part of the dynamic business planning process, ING prepares

a capital and funding plan on a regular basis for all its material businesses and assesses continuously the timing, need and feasibility for capital management actions in scope of its execution strategy. Sufficient financial

flexibility should be preserved to meet important
financial objectives.

ING’s risk appetite statements set targets and are at the foundation of the capital plan. These limits are cascaded to the different businesses in line with our risk management framework.

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
Regulatory requireme

nts
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
of risk-weighted assets.

The CET1 requirement for ING Group

at a consolidated level was set at 11.83% in 2019. This
requirement is the sum of a 4.5% Pillar I requirement,

a 1.75% Pillar II requirement, a 2.5% Capital
Conservation Buffer (CCB), a 0.08% Countercyclical Buffer (based on December 2019 positions) and the 3.0% Systemic Risk Buffer (SRB) that are set separately for Dutch systemic banks by the Dutch
Central Bank (De Nederlandsche Bank). Due to changes in the Countercyclical Buffer setting in some jurisdictions, ING expects an increase to 0.24% in 2020 (based on 4Q

2019 positions). This
requirement excludes the Pillar II capital guidance, which is not disclosed.

The Maximum Distributable Amount (MDA) trigger level stood at 11.83% in 2019, based on stable
Pillar II capital requirements. In the event that ING Group

breaches the MDA level, ING may face
restrictions on dividend payments, AT1 instruments coupons and bonus payments.

Contents   |
Part

I
  |
Part

II
|
Part

III
  |   Additional Information   |   Financial Statements

2019 ING Group Annual Report on Form

20-F

Ratings
Main credit ratings of ING at 31 December 2019
Standard & Poor’s Moody’s Fitch
Rating Outlook Rating Outlook Rating Outlook
ING Groep N.V.
Long-term A- Stable Baa1 Stable A+ Stable
ING Bank N.V.
Long-term A+ Stable Aa3 Stable AA- Stable
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